Form 20-F
period 2002-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2003-06-30
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                   Form 20-F

           |_| Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

           |X|  Annual Report pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2002

                                       OR

           |_|  Transition Report pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934


                         Commission File Number: 1-13406
               Administradora de Fondos de Pensiones Provida S.A.
             (Exact name of Registrant as specified in its charter)

    Provida Pension Fund Administrator                Republic of Chile
  (Translation of Registrant's name into      (Jurisdiction of incorporation or
               English)                                organization)
                               ------------------
                          Avenida Pedro de Valdivia 100
                                 Santiago, Chile
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

           Title of each class:                 Name of each exchange on which registered:
Common Stock, without nominal (par) value               New York Stock Exchange*
        American Depositary Shares                      New York Stock Exchange
           each representing
     fifteen shares of Common Stock,
       without nominal (par) value
----------
* Not for trading, but only in connection with the registration of American
Depositary Shares, pursuant to the requirements of the Securities and Exchange
Commission.

     Securities registered or to be registered pursuant to Section 12(g) of the
Act.                            None
                                ----
     Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act.               N/A
                                ---

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Common Stock, without nominal (par) value -- 331,316,623

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

         Yes      |X|      No       |_|

     Indicate by check mark which financial statement item the Registrant has elected to follow:

         Item 17  |_|      Item 18  |X|

                                Table of Contents


                                                                            Page
PRESENTATION OF INFORMATION                                                    3
Item 1. Identity of Directors, Senior Management and Advisers                  3
Item 2. Offer Statistics and Expected Timetable                                3
Item 3. Key Information                                                        4
Item 4. Information on Provida                                                11
Item 5. Operating and Financial Review and Prospects                          61
Item 6. Directors, Senior Management and Employees                            83
Item 7. Major Shareholders and Related Party Transactions                     90
Item 8. Financial Information                                                 93
Item 9. The Offer and Listing                                                 94
Item 10. Additional Information                                               98
Item 11. Quantitative and Qualitative Disclosures About Market Risk          104
Item 12. Description of Securities Other Than Equity Securities              106
Item 13. Defaults, Dividend Arrearages and Delinquencies                     106
Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds                                                            106
Item 15. Control and Procedures                                              106
Item 16. [Reserved]                                                          106
Item 17. Financial Statements                                                107
Item 18. Financial Statements                                                107
Item 19. Exhibits                                                            107

                           PRESENTATION OF INFORMATION

     In this annual report, references to "$", "US$", "US dollars" and "dollars" are to United States dollars and ThUS$ to thousands of US dollars, references to "pesos" or "Ch$" are to Chilean pesos, references to "Ch$ million" or "MMCh$" are to millions of Chilean pesos, and references to "UF" are to "Unidades de Fomento." The Unidad de Fomento ("UF") is a unit of account that is linked to, and is adjusted daily to reflect changes in, the Chilean consumer price index. At December 31, 2002, a UF was equivalent to Ch$16,744.12. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the "Central Bank") on December 31, 2002, which was Ch$718.61 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of "constant" Chilean pesos are expressed in pesos as of December 31, 2002, by adjusting year on year inflation.

     As used herein, the terms "AFP Provida", "Provida", and "the Company", unless the context otherwise requires, refers to Administradora de Fondos de Pensiones Provida S.A. References to "AFP" or "AFPs" refer to private pension fund administrators in general.

     As used in this annual report, the term "billion" means one thousand million (1,000,000,000).

     As used in this annual report, the term "trillion" means one thousand billion.

     As used in this annual report and related to Provida's business, the term "affiliate" means a client that has made at least one time contributions in his individual capitalization account and "cotizante" or "contributor" means affiliate currently making pension contributions.

                                     PART I

          Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

                Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

                             Item 3. Key Information

Selected Financial Data

     The following table presents selected financial and operating information for Provida as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements and the Operating and Financial Review and Prospects included in Item 5 and appearing elsewhere in this annual report. The selected financial information as of and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from the Audited Consolidated Financial Statements, which have been audited by Deloitte & Touche for Fiscal Years 1998, 1999 and 2002 and by Arthur Andersen - Langton Clarke for Fiscal Years 2000 and 2001, independent public accountants. The reports of Deloitte & Touche on the Audited Consolidated Financial Statements for Fiscal Year 2002 and Arthur Andersen - Langton Clarke for Fiscal Years 2000 and 2001which appear in the Audited Consolidated Financial Statements is included elsewhere in this annual report.

     The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant aspects to U.S. GAAP. Note 42 to the Audited Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income and shareholders' equity as of and for the years ended December 31, 2000, 2001 and 2002, respectively, between Chilean GAAP and U.S. GAAP.

     Pursuant to Chilean GAAP, the financial data in the following table for all periods are restated in constant Chilean pesos of December 31, 2002. See
Note 1 to the Audited Consolidated Financial Statements.

                                              ------------------------------------------------------------
                                                  As of and for the Twelve Months ended, December 31,
                                              ------------------------------------------------------------
                                                 1998      1999       2000      2001      2002     2002
                                              ------------------------------------------------------------
                                                    (In millions of Ch$ and thousands of US$)(1)(2)
INCOME STATEMENT DATA                            Ch$        Ch$       Ch$        Ch$      Ch$       US$
Chilean GAAP:
Operating revenues                                78,496   106,861     98,919   102,163  105,321   146,562
Operating cost and expenses                      (59,012)  (74,917)   (66,083)  (69,757) (69,591)  (96,841)
Income from operations                            19,485    31,944     32,836    32,406   35,731    49,721
Non-operating expenses - net                        (557)   (9,564)    (1,326)   10,928    1,742     2,424
Income taxes                                      (2,168)      366        743   (12,276)  (3,466)   (4,823)
Extraordinary items                                                               2,272
Net income                                        16,760    22,746     32,253    33,330   34,007    47,322
Earning per share and per ADS (3) (4) (6)
Income from operations per share (6)                  78       118         99        98      108      0.15
Net income per share(6)                               67        84         97       101      103      0.14
Dividends per share and per ADS(4)(5)(6)             616        44         30        57       74      0.10
Dividends per share and per ADS (in US$)(4)(5)(6)   1.24      0.08       0.06      0.08     0.10
US GAAP:
Operating revenues                                78,496   106,861     98,919   102,163  105,321   146,562
Operating cost and expenses                      (59,012)  (74,917)   (66,083)  (69,757) (69,591)  (96,841)
Income from operations                            19,485    31,944     32,836    32,406   35,731    49,721
Non-operating expenses - net                      (2,811)  (11,154)    (8,436)   28,181   (1,185)   (1,649)
Income taxes                                      (3,646)   (3,012)    (3,314)  (13,393)  (4,041)   (5,623)
Net income                                        13,028    17,778     21,086    47,774   30,505    42,450
Earning per share and per ADS(3)(4)                   52        66         64       142       92      0.13

                                              ------------------------------------------------------------
                                                  As of and for the Twelve Months ended, December 31,
                                              ------------------------------------------------------------
                                              ------------------------------------------------------------
                                                 1998      1999       2000      2001      2002     2002
                                              ------------------------------------------------------------
                                                    (In millions of Ch$ and thousands of US$)(1)(2)
INCOME STATEMENT DATA                            Ch$        Ch$       Ch$        Ch$      Ch$       US$
Weighted average number of shares                249,780   270,987    331,317   331,317  331,317   331,317
outstanding (thousands)

BALANCE SHEET DATA
Chilean GAAP:
Current assets                                     6,018    11,666      5,357     7,099    8,593    11,957
Mandatory Investments                             39,282    64,188     68,358    74,953   79,395   110,484
Property, plant and equipment                     23,816    25,175     25,310    24,607   23,644    32,903
Total assets                                      96,433   196,451    233,577   212,208  216,168   300,814
Total shareholders' equity                        68,714   132,527    149,884   165,794  176,953   246,243

US GAAP:
Current assets                                     6,018    11,666      5,254     9,153    8,593    11,957
Mandatory Investment                              39,282    64,188     68,358    74,953   79,395   110,484
Property, plant and equipment                     23,816    25,175     25,310    24,607   23,644    32,903
Total assets                                     100,344   200,572    223,584   195,214  195,877   272,578
Total shareholders' equity                        68,937   123,833    135,845   168,572  175,396   244,077
------------------------------------------------------------
(1)  Except per share and per ADS data.
(2)  Amounts stated in US dollars as of December 31, 2002 or for the twelve months ended December 31, 2001 have been translated at the observed
     Exchange Rate of Ch$718.61 per US$1.00.
(3)  Net income per share and per ADS data under Chilean GAAP have been calculated on the basis of the weighted average number of shares outstanding during the year. Earning per share and per ADS data under US
     GAAP have been calculated on the basis of the weighted average number of shares outstanding during the year.
(4)  Calculated on the basis of one share per ADS.
(5)  Dividends per share and per ADS in Chilean pesos represent actual dividends paid restated to December 31, 2002. Dividends per share and per
     ADS in U.S. dollars have been calculated based on the pesos paid and the
     Observed Exchange Rate as of each date of payment.
(6)  In 1999, the number of shares was modified by exchanging 15 new shares of
     Provida's Capital Stock for each old share. The total number of outstanding shares is 331,316,623.


Exchange Rate Information

     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate between the Chilean peso and the US dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of the Audited Consolidated Financial Statements included elsewhere in this annual report. No representation is made that the Chilean peso could have been, or could be, converted into US dollars at the rates indicated below or at any other rate.

                                                     Chilean pesos per US$1.00
                                                     -------------------------
Yearly amounts                                              Average rate
--------------                                              ------------
1998............................................              460.29
1999............................................              508.78
2000............................................              539.49
2001............................................              634.94
2002............................................              688.94

                                    NOMINAL RATE OF EXCHANGE
                                   (Chilean pesos per Dollar)
    Months              Monthly Average             High                   Low
October 2002                 742.32                756.56                731.95
November 2002                709.48                728.46                697.22
December 2002                701.48                712.38                692.94
January 2003                 722.48                738.87                709.22
February 2003                745.21                755.26                733.10
March 2003                   743.28                758.21                725.79

Risk Factors

     In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below and the other information contained in this annual report. Provida's business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Provida's future results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks it faces as described below and elsewhere in this annual report.

Risk Factors Relating to Provida's Business

Provida has limitations on significantly increasing its market position.

     Since its inception, Provida has maintained a leading market position, which has been reinforced during the last seven years through successful mergers and acquisitions of smaller and less efficient AFPs. In figures, the latter meant a market share increase from 29% to 40% in terms of affiliates and from 20% to 32% in terms of assets under management. As a consequence, Provida is a target of its competitors, in the sense that it is highly probable for competitors' sales forces to find affiliates of the largest AFP and persuade them to transfer their funds and participate in another AFP. This makes it more difficult for Provida to increase significantly its market share.

     In the competitive environment of the year 2002, the Company was able to outpace the industry in terms of the growth of its affiliate' base. Provida cannot ensure that it will be able to maintain the upward trend of its market position, even when. Any overall decrease in Provida's affiliate base could have a negative impact on its operating revenues.

Provida is limited in its ability to improve the performance of its Pension
Funds.

     Also associated to Provida's leading position, is the fact that assets under management are very large with respect to the local capital market, which reduces Provida's flexibility to significantly modify the structures of its portfolios. This is more relevant in situations of instability or uncertainty in the investment markets and could limit Provida's ability to improve the return on its Pensions Funds in critical market circumstances.

     The pension fund regulations regarding investments have been broadened significantly since the creation of the private pension system. AFPs have been authorized to invest a percentage of pension funds outside of Chile and the Multiple Funds start up allowed lessening this risk factor by extending the number of Pension Funds from two to five, increasing flexibility to modify its portfolios. However, a general flexibility has not been observed yet because Fund Type C still concentrates a very important percentage (72.1%) of the total funds.

     Provida cannot ensure that it will be able to maintain a sufficient rate of return on its Pension Funds to attract new affiliates or decrease the number of affiliate transfers. Any overall decrease in Provida's affiliate base could have a negative impact on its operating revenues. Additionally, if Provida's pension funds returns do not fulfill the legal minimum requirements it could loose part of the Mandatory Reserve ("Encaje").

Provida has always confronted a highly competitive environment.

     Before the merger and acquisition process that reduced the number of AFPs, the industry was characterized by a high level of competitivity which took the form of large sales forces and a high number of transfers between AFPs with the obvious impact on sales expenses. At the end of 1997, the authority implemented regulatory changes aimed to formalize the transfers process (main source of AFPs costs), therefore the industry adopted a strategy more focused on fee competition, which has resulted in a gradual reduction in the level of fees charged to their affiliates.

     Provida is less affected by lower fee levels than most of its competitors because of its size and its efficiency levels reflected in its lower administrative costs per affiliate. The Company cannot assure that this advantage will be maintained in the future considering the competitive and dynamic environment.

     Provida's returns in foreign companies investments could be affected by changes in the regulatory environments, the exchange rates and the economic situation of the countries where they are located.

     Provida's subsidiary, Provida Internacional S.A. ("Provida Internacional") maintains equity interests in private pension fund administrators operating in Peru, Colombia, Ecuador, Mexico and El Salvador. Like in Chile, such Administrators are highly regulated which generate certain stability. Nevertheless, Provida can not ensure that a change in the legal framework or in economic situation of those countries where these subsidiaries are located in, will not affect investment returns.

     Likewise, another risk factor is depreciation of domestic currencies respect to U.S. dollar and the evolution of the latter with respect to the Chilean currency, and its effect in foreign affiliates income and their respective return. Notwithstanding, this risk could be covered by taking forward contracts, if Provida considers it necessary.

    Risk Factors Relating to the Chilean Pension Fund Administration Industry

  The economic situation in the country significantly affects Provida's results.

     The main source of Provida's operating revenues stems from the monthly fees charged to its affiliated members, which is determined by the number of its cotizantes as well as their average salaries. As a consequence, the economic situation in the country, especially economic activity evolution and conditions of employment affect significantly the Company's results, also determining financial capacity of employers. The latter might produce a drop in the number of contributors or the incapacity of creating new jobs as well as taxable income levels perceived by workers.

     While the Chilean economy has experienced a moderate growth during year 2002 as evidenced by the figures given by the Central Bank, the Gross Domestic Product (GDP) increased 2.1%, during the first quarter of current year and continuing the trend of the last quarter of 2002, the economy has shown signs of reactivation. In fact, the first quarter 2003 IMACEC (Monthly Economic Activity Index), principal indicator of economic activity showed an increase of 3.6% with respect to the same period the previous year, sustained by a rise in imports and industrial production motivated by private consumer dynamics and the recovery of employment levels. Even though, GDP growth expectations for 2003 suppose economy reactivation with an estimated increase of 3%, sustained by the private consumption and labor maker normalization, there can be no assurance that this behavior will continue in the future. Although, even it should be highlighted that during the recent years the GDP has maintained an increasing trend (4,2%, 3,1% and 2,1% for years 2000, 2001 y 2002, respectively) in stead of the local and international context.

     Future developments in the Chilean economy could impair our ability to proceed with our business strategies. Provida's financial condition and its results of operations could also be adversely affected by changes in economic policies or others from the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in or affecting Chile. Notwithstanding, it should be mentioned that in stead of the moderate increase evidenced by the Chilean economy and the unemployment situation, adding politic, economic and regulatory changes, Provida has been capable to maintain the increasing trend of its results.

     The Life and Disability Insurance is the main component of operating expenses, so an increase in the casualty rate of clients has an important effect in the Company's results.

     Provida by law is obligated to provide life and disability benefits to its affiliates and has to take an insurance, which is financed by the fees received from its cotizantes. While Provida is entitled to receive rebates on its insurance premiums if its casualty rates fall below a certain level, it is also obligated to make additional premium payments if such rates increase beyond a certain level. During previous years, casualty rate has increased throughout Industry as a result of (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates and the pension funds returns that have implied a rise in the economic value of the casualties. Although, Provida has developed a strategy aimed to control the effects of a higher casualty rate which involves measures within the Company and with third parties (Insurance Companies and Medical Commissions), it is not possible to ensure that the effect of increasing its casualty rates do not have a negative impact on Provida's operating income. However, it is important to highlight the management focus on core business profitability sustained by higher commercial and operational efficiency achievements.

     Pension Funds are global investors, which are affected by both neighbor economies of countries as well as worldwide economic development.

     Economic and market conditions in other countries, especially those in Latin America, influence the market for securities issued by Chilean companies and investors' perception of the economic conditions in Chile. In 2002, the maintenance of the Argentinean crisis which has affected other countries such as Uruguay, the uncertainty originated by electoral system of Brazil that increased risk-country index and strong downward trend of real currency and the political and social crisis in Venezuela, influenced to increase uncertainty and an aversion level to risk by investors. In fact, direct foreign investment flows diminished, causing an economic sluggishness which originated important effects like the depreciation recorded in the year by most Latin-American currencies respect to U.S dollar. Besides, it is the minor economic activity in U.S.A. in recent years, deteriorated by the events of September 11, 2001 and at the end of 2002 by a possible war in the Middle East that finally took place during the first months of the current year. All the above has led to a great volatility in international and domestic financial markets that has affected returns obtained by Pension Funds.

     Even though the markets have tended to recover, considering that Provida is inserted in a global economy like the Chilean one, it can not assure that adverse factors like those previously mentioned are not going to affect its results in the future.

     Despite a recent trend towards moderate deregulation of its industry, Provida continues to operate in a highly regulated market in which its flexibility to manage its business is limited.

     Provida's operations are regulated by the Pensions Law and, to the extent applicable, the Chilean Companies Law. Under the Pensions Law, Provida is only permitted to engage in the administration of its Pension Funds and the provision of related benefits. Provida must invest the assets of its Pension Funds in accordance with the types of investments and within the ranges of maximum percentages of assets allocated per type of investment authorized by the Pensions Law.

     In addition, the Pensions Law requires each AFP to maintain a minimum reserve fund equal to 1% of the value of the pension fund as well as provide a real return on investment for each of its pension funds based on an adjusted weighted average of the real return of all pension funds in the AFP system. If an AFP fails to observe either the minimum reserve fund requirement or the real return requirement, it will eventually be dissolved in accordance with the Pensions Law. Notwithstanding, according to the multiple funds implementation, the requirement of minimum return has been differentiated by the portfolios composition, which those with a higher component of variable income and tough with a higher volatility (Funds Type A and B) having a larger margin to fulfill this requirement.

     Although Provida has not failed to observe the above requirements, the principal regulator of Chilean AFPs, the Superintendencia de Administradoras de Fondos de Pensiones (the "SAFP") according to the law could determine that Provida has failed to fulfill these requirements and the Company could have an adverse effect on its market value.

     Provida's business and results of operations may be affected by changes in Chilean laws, regulation or government initiatives.

     This year the most important reforms have been in force in the Chilean Pension Industry since its inception. One of them establishes that AFPs must offer their participants four funds and a fifth as an alternative. The rationale behind this is to offer more alternatives to participants given their different age profiles. This initiative that has been labeled "multiple funds", was partially in force in March 2002 and in full force in August 2002. The second reform is related to the flexibilization of mechanisms for voluntary pension savings held in AFPs, delivering new saving tax incentives and allowing its administration by other institutions different from AFPs.

     Even when the creation of multiple funds is a positive innovation in order to amplify the alternatives improving clients' services in accordance to their preferences and risk profile, in the context of competitiveness means a relative weakness to confront other players different from AFPs. The latter stemmed from the investments limits established in multiple funds that are additionally applicable to voluntary savings, while the other competitors are free to offer a wider variety of products. However the latter has not been very relevant when analyzing the results of voluntary pension funds industry, which positions AFP Industry in first place with 95.9% in terms of market share at March 2003, with insurance companies lagging far behind with a 2.1% of market share.

     Additionally, it has to be mentioned that this service has been provided until the reform for free by AFPs and the new legislation established charging fees for managing these voluntary savings, which has meant another source of revenues. It should be pointed out that according to fees informed by the different participants, AFPs stand out in terms of competitive tariffs.

     Provida cannot ensure that it is going to be able to maintain its current client base in this kind of service, but it is making efforts to capture and encourage its market share with the support of both its competitive fees and its distribution channels focused on customer service quality.

                         Item 4. Information on Provida

History and Development

     Administradora de Fondos de Pensiones Provida S.A. is a sociedad anonima incorporated under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile, on April 6, 1981, under the number 6,060 subsection 3,268. Provida's by-laws specify that the Company shall have a duration of one hundred years, beginning on the date on which its existence was authorized. Provida's registered office is located at Av. Pedro de Valdivia 100, Providencia, Santiago, Chile. Provida's telephone number at that location is (011-562) 351-1200. Provida's internet address is www.afpprovida.cl.

     Provida is the largest and one of the oldest private pension fund administrators operating in the Republic of Chile and has occupied a leading position in the Chilean private pension industry since its inception. As of December 31, 2002, Provida was the largest of the seven AFPs operating in Chile in terms of the number of affiliates, cotizantes, assets under management, salaries of affiliates subject to contributions and number of branch offices. See "Item 4. Information on Provida - Principal Markets." The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the "Pensions Law") was implemented to replace the prior social security system. See "Item 4. Information on Provida - The Chilean Private Pension System."

     Provida was founded by the Cruzat Larrain Group, which at the time of Provida's founding was one of the largest conglomerates in Chile. In 1983, a commission controlled by the government (Comision Progresa) supervised the liquidation of the Cruzat Larrain Group as a result of the government's intervention due to that group's significant financial obligations. The Comision Progresa took control of Provida until December 1985, when it sold all of Provida's common stock through a combined private equity sale and special public offering. Subsequent to the sale and public offering, INACSA S.A. ("INACSA"), a Chilean company, finally acquired a significant equity interest in Provida through a series of transactions. On August 29, 1997, INACSA changed its name to Corp Group Pensiones Chile S.A. ("Corp Group Pensiones"). On July 1, 1999, Banco Bilbao Vizcaya S.A. ("BBV"), a Spanish bank, acquired a 100% equity interest in Corp Group Pensiones, thus acquiring an indirect 40.7% equity interest in Provida. Upon the completion of the acquisition by BBV, Corp Group Pensiones changed its name to BBV Pensiones Chile S.A. ("BBV Pensiones"). Adjustments in the authorized capital of Provida, which occurred in July and August of 1999, and again in March of 2000, increased BBV Pensiones's direct equity interest in Provida by an additional approximate 9.3% (see "Item 7. Major Shareholders and Related Party Transactions"). On May 11, 2000, BBV Pensiones changed its name to BBVA Pensiones Chile S.A. ("BBVA Pensiones") to reflect the merger of BBV and Argentaria S.A., another Spanish bank, into BBV Argentaria S.A. (the "BBVA Group"). BBVA Pensiones currently owns 171,023,573 shares of Provida, representing a 51.6% interest.

     In 2001 the BBVA Group completed the consolidation of its Pension Fund Administrators in Latin America by unifying their corporate image, resulting in a leading franchise in the region.

     In order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs in an attempt to increase market share and achieve economies of scale. On May 28, 1998, Provida purchased from Inversiones Interamericana S.A., 99.99% of the shares of AFP Union S.A. ("AFP Union"), for a purchase price of UF781,613.59 (approximately US$24 million). Resolution No. E-146-98 authorized the mergers of these two AFPs and their respective pension funds as of June 1, 1998. As of May 31, 1998, AFP Union had approximately 83,000 cotizantes and managed a pension fund with assets totaling approximately US$1.2 billion. After the merger, Provida absorbed approximately 60% of the sales personnel and 4% of the administrative personnel of AFP Union as part of the acquisition.

     On March 18, 1998, Corp Group Pensiones acquired an stake of 89.1% in AFP Proteccion S.A. ("AFP Proteccion"); subsequently, on January 1, 1999, Provida acquired a 100% equity interest that Corp Group Pensiones and minority shareholders had in AFP Proteccion for a purchase price of US$165 million. When it merged with AFP Proteccion, aproximately 170,000 cotizantes and a pension fund with assets totaling approximately US$2.8 billion to Provida's client -base were incorporated.

     Management considers the above mergers as successful, where Provida could sustain the increase in its market shares reached through these acquisitions. In figures, the latter is reflected by the increase in market share from 29% before the mergers to 40% in terms of affiliates and from 20% to 32% in terms of assets under management. At December 31, 2002, Provida continued leading the pension fund industry, with total assets under management of US$11,156 million and a client portfolio of 2.70 million affiliates, equivalent to a market share of 31.45% and 40.26%, respectively.

     With respect to Foreign Affiliated Companies investments, in March of 2001, Provida sold its 14.45% interest in the Mexican company AFORE Profuturo S.A. de C.V. ("AFORE Profuturo") for a total of US$61.7 million. The proceeds from this sale allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.5% stake in AFORE Bancomer S.A. de C.V. ("AFORE Bancomer") in November of 2000 for a total of US$66.3 million. The net proceeds of the US$61.7 million sale were used to pay the debts incurred from the acquisition of the AFORE Bancomer stake. Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial operation, in this context, the net gain on sale of Profuturo of ThUS$29,155 (discounted income taxes) was offset against the goodwill recognized from the acquisition of Bancomer.

     Additionally, during September 2001, Provida became the owner of 100% of AFP Genesis S.A. ("AFP Genesis"), leader in the Ecuadorian fund management industry, through the purchase of 75% of the company that was owned by Filanbanco. Since then, AFP Genesis' financial statements are consolidated with Provida's.

     During 2002 several developments took place from which are highlighted:

     - In March 2002, the law related to flexibilization of the mechanisms for voluntary pension savings was passed, providing new saving incentives and permitting other financial institutions different from AFPs to administrate voluntary pension savings.

          Since its implementation, strong competition has developed due to a wide range of pension savings plans offered by various institutions, and management fees for this service vary significantly among participating companies. In this respect, Provida has a competitive advantage due to its relatively low administrative costs as compared to other AFPs (an annual rate of 0.49% over assets under management).

     - The Multiple Funds Law, partially in force since March 2002 and from August 1, 2002 in full force, offers affiliates to choose among five investment alternatives to manage their pension savings, according to their risk preferences and age. Additionally, it has allowed the increase in the number of funds offered by AFPs regarding voluntary pension fund savings, giving affiliates higher diversification and therefore, higher competitiveness among participants in this new business.

     - The Unemployment Insurance Administration Law was passed in year 2001, all AFPs participated jointly by establishing a consortium in January 2002 that awarded the administration of this insurance for the next 10 years after presenting the best bid, both technically and economically. A new company was created called "Administradora de Fondos de Cesantia de Chile S.A." (AFC) starting up operations on October 1, 2002. AFP Provida participates with 37.8% of the shares and was awarded the operational and technical support of said company.

     - It is important to highlight that during 2002 Provida continued its leadership consolidation process in the Chilean Pension Industry.

Strategy

     Provida has centered its competitive strategy on a combination of factors unique to its business: service, price and profitability. Provida's objective is to consolidate as one of the most efficient and profitable AFPs in Latin America, with international and local market strategies.

     In the international context, Provida's goal is to reinforce its leadership reached in conjunction with BBVA Group and to enlarge a Latin-American franchise in pension funds management, considering its current investments profitability, the developments in new countries, the joint venture with BBVA and a balance between financing and investments.

     Locally, Provida is aimed at continuing its leadership consolidation, together with higher efficiency levels and maximizing new business opportunities. Reflecting the latter is the successful implementation of reforms related to voluntary pension savings and multiple funds, as well as its participation in local subsidiaries (AFC and PreviRed.com) as an extension of the recurrent business.

Capital Expenditures and Divestitures

     As part of its growth and foreign investment strategies ("See Item 4. Information on Provida--Business Overview--Principal Markets--International"), Provida incurred significant capital expenditures in Fiscal Years 1999 and 2000, while in 2001 this trend was diminished. Capital expenditures for these three-years period totaled Ch$133 billion

(approximately US$215 million) and were related principally to the purchase of AFP Proteccion, the acquisition of a 7.5% interest in AFORE Bancomer in Mexico, the purchase of the additional 75% stake in AFP Genesis in Ecuador and investments in properties and equipment.

     In the past years, Provida has made investments in connection with its affiliates companies in Peru, Colombia, Ecuador, Mexico and El Salvador. The amounts that Provida invested in foreign affiliates in Fiscal Years 1999, 2000 and 2001 were Ch$1,103million, Ch$40,366 million and Ch$1,096 million, respectively.

     In the last quarter of 1999, Provida made an additional investment in El Salvador aimed to increase its stake to 50% in AFP Porvenir S.A. ("Porvenir (El Salvador)") by the acquisition of a 15% interest previously in the hands of a Deutsche Group company. At December 31, 1999, Provida owned 45% of Porvenir (El Salvador), and 50% ownership was reached in the first quarter of 2000. A year later, in September 2000, the merger of Porvenir (El Salvador), AFP Prevision S.A. and AFP Maxima S.A. was completed, forming a new entity without additional capital requirements, AFP Crecer S.A. ("AFP Crecer"). Provida owns a 19% equity interest in this new company.

     On November 30, 2000 in a coordinated operation with the BBVA Group, Provida Internacional S.A. ("Provida Internacional"), Provida's subsidiary, acquired a 7.5% equity interest in AFORE Bancomer in Mexico. This transaction was financed with US$66.3 million in short-term debt, mainly through lines of credit with local banks in Chile. In March 2001, in the second part of the process that began in November 2000, Provida Internacional sold its 14.45% equity interest in AFORE Profuturo, GNP S.A. de C.V. ("AFORE Profuturo"), for a total sale price of US$61.7 million. According to the above mentioned, the net proceeds from this sale were used to pay the short-term debt incurred to acquire Provida Internacional's equity interest in AFORE Bancomer.

     In September 2001, Provida became the sole shareholder of AFP Genesis, leader in the Ecuatorian fund management industry, through the purchase of 75% of the property previously owned by Filanbanco that involved an additional investment, financed with internal funds of US$ 1.6 million.

     Additionally, in the local context, at the beginning of 1999, Provida acquired a 100% equity interest that Corp Group Pensiones and minority shareholders had in AFP Proteccion corresponding to 89.1%. Provida paid a purchase price of US$165 million to Corp Group Pensiones for its interest in AFP Proteccion, part of which was paid through Provida's assumption of US$146 million of pre-existing debt of Corp Group Pensiones. The remaining amount was financed through a capital increase through which the minority shareholders of AFP Proteccion received the newly issued shares of common stock at a conversion rate of 1.1148437 Provida's shares to one share of AFP Proteccion, based on the fairness opinion of the economic valuation of the two companies. The pre-existing Corp Group Pensiones debt assumed by Provida consisted of US$100 million in dollar-denominated debt and US$46 million in UF-denominated debt.

     At the end of 1999, Provida increased its capital base in order to reduce its liabilities, and used the approximate US$89 million in net proceeds from this capital increase to partially prepay the US$100 million of dollar-denominated debt it assumed from BBV Pensiones (previously Corp Group Pensiones) in the acquisition of AFP Proteccion. The costs related to the capital increase are discounted to the shares holders equity in the account additional paid in capital and do not have a material effect.

     In March 2000, Provida entered into a US$30 million syndicated loan with local banks in Chile, which was later converted into UF-denominated debt. Provida used part of the net proceeds from this syndicated loan to prepay the remaining amount of the US$100 million debt it assumed from BBV Pensiones. The remaining net proceeds from this syndicated loan was used to partially prepay the US$25 million of the five-years syndicated loan obtained in 1998 in order to finance its acquisition of AFP Union.

     In Year 2002, the investments made are referred basically to fixed assets according to the normal requirements of the business operation, while the most important investments in affiliates companies and the technological modernization of branches were materialized in previous periods than the current one.

     The table below sets forth information concerning expenditures and divestitures for the twelve months periods ended December 31, 2000, 2001 and 2002, and the first quarter ended March 31, 2003.

                                                                                       For the First
                                                                                       Quarter ended
                                       For the Twelve Months ended December 31,          March 31,
                                     2000               2001                2002           2003
                                     ----               ----                ----           ----
                               (In million of constant Ch$ as of December 31, 2002)
Capital Expenditures.........      (42,627)            (3,947)             (467)           (350)
Divestitures.................         --                 --                 437              52

     There has been no indication of any public takeover offer by any third party in respect of Provida's shares, nor has there been any indication by Provida of any public takeover in respect of any other companies' shares, in either the last or current fiscal year.

The Chilean Private Pension System

     Historical Development

     The Chilean private pension system was created in 1980 through the adoption of the Pensions Law, which was intended to eliminate many of the problems associated with the former social security system. The private pension system began with twelve AFPs, a number that increased to 21 in 1993. After a consolidation process characterized by mergers, dissolutions and bankruptcies, the number of AFPs now stands at seven, including five that are listed on the Santiago Stock Exchange, of which two, including Provida, are actively traded.

         Under the social security system in place prior to the enactment of the Pensions Law, contributions from current workers were used to fund current pension payments, and there was a limited correlation between the amount contributed and the amount received by each worker upon retirement. During the early years of operation of the former social security system, the number of workers making contributions was sufficient to support the pensions of retirees. In later years, however, demographic changes, principally a decrease in birth rates and an increase in life expectancy, had increased the ratio of pensioners to contributing workers from 9 pensioners for every 100 workers in 1960 to 45 pensioners for every 100 workers by 1980. The higher ratio resulted in the need for increased contributions from the State, which were funded through taxes, to pay for required benefits.

     In 1980, faced with an undercapitalized social security system, the Chilean government enacted the Pensions Law to reform the Chilean social security system. Instead of making changes in the old "pay-as-you-go" system, which was similar in function to the United States social security system, the Chilean government elected to create an alternative system consisting of private, competitive Chilean AFPs, among which individuals could choose to manage their individual pension fund contributions. Between 1991 and 2002, AFP assets under management grew at a compound annual rate of 11.6%, fueled basically by both, stock market returns and mandatory contributions, reaching approximately US$35.5 billion at December 31, 2002, which represented approximately 56% of Chilean GDP.

     In 1984, the last year in which workers could elect to move to the new private pension system, approximately 19%, principally older workers near retirement, elected to stay within the old social security system. Since then, a higher number of workers has been incorporated into the AFP system and, as of December 31, 2002, the number of affiliates to the Chilean private pension system reaches 6.7 million.

     Workers who participated in the old social security system that decided to transfer to the AFP system received an interest-earning recognition bond (Bono de Reconocimiento) reflecting an estimate of the value of their contributions into the old social security system. This bond, which is indexed to the CPI and has a 4% real annual interest rate, is held by the Instituto de Normalizacion Previsional (the state owned National Pension Administration, or the "INP", which does not participate in Chile's private pension system) until the affiliate retires, dies or is disabled. Upon early retirement, the recognition bond may be traded in the secondary market to finance the pension capital in accordance with the rights to which the affiliate is entitled.

Business Overview

     Principal Activities

     Collection of Individual Capitalization Accounts

     In accordance with the Pensions Law, each dependent worker and affiliated to Provida must contribute 10% of the portion of his/her salary subject to contribution into his/her individual capitalization account. Such contributions are deducted from the affiliate's salary and are used to purchase shares of some of 5 types of Funds that Provida manages. These Funds are entities, legally separated from Provida as a pension fund manager company. The option to choose among 5 alternatives of Funds was the result of legal changes made to Law Decree 3,500 implemented in August 2002. Until that date, it was only possible to choose between two funds with certain age restrictions for the affiliates.

     Provida collects monthly mandatory contributions that are withheld from the salaries of Provida's affiliates by their employers and from Provida's self-employed affiliates. Those monthly contributions are credited to each affiliate's individual capitalization account. In the case of dependent workers, each employer of an affiliate must provide Provida with a monthly payroll (a "planilla") listing all of its employees who are affiliates of Provida and identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary ones and fee. Self-employed workers prepare and submit their own planillas. Each planilla, together with checks or cash for the aggregate amount, must be delivered to either a Provida branch office or a designated agent bank. Checks and cash are deposited in banks and planillas are submitted to the Santiago operations center for processing. See "Item 4.Information on Provida--Business Overview--Government Regulation--Mechanics of the System--Required Contributions."

     Voluntary Savings Accounts

     Provida offers its affiliates the option of establishing a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. The affiliate may make deposits into a voluntary savings account as often as desired and is able to make withdrawals four times a year. Once a voluntary savings account is opened, Provida maintains the account in the Pension Fund's records, regardless of the balance. Although permitted by law, neither Provida nor any other AFP currently charges any fees related to withdrawals from voluntary savings accounts.

     Voluntary Pension Savings

     Legislation approved by Congress in order to liberalize the Chilean capital market modified the Pensions Law by introducing flexibility to mechanisms for voluntary pension savings. The above implied making them more accessible and establishing new saving incentives, as well as allowing its administration by other authorized institutions different from AFPs. Provida started offering this new service in March 2002 and now it is in full operation.

     Voluntary pension savings correspond to the amount in excess of mandatory contributions that each worker may add in order to improve his/her future pension. The maximum monthly contribution with tax benefits associated is UF 50 (approximately US$1,200). If these funds are withdrawn for other use different from pension, the retired amount is charged by a higher tax rate than the corresponding one to his/her individual level.

     AFPs are entitled to charge a fee over assets under management and for transfers of such funds to other institutions. Currently, Provida charges monthly a fee 0.49% in annual basis over assets under management and has established a fee regarding funds transfers.

     Service Fees

     The most significant source of operating revenues for Provida is the monthly fee charged to affiliates in connection with deposits into individual capitalization accounts. Under the Pensions Law, an AFP is permitted to charge a fee for (i) mandatory contributions into a mandatory pension account to fund the affiliate's old age pension, (ii) voluntary savings withdrawals, (iii) transfer of account balances from another AFP, (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) above. Provida began charging a fee in connection with (iv) and (v) above on July 1, 2000 and in March 2002, respectively.

     In accordance with the Pensions Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. With regard to fees for mandatory contributions into the mandatory pension account, the Pensions Law requires each AFP to apply the same fee levels to each of its affiliates within the same fund, with the exception that certain affiliates who are not entitled to life and disability benefits are charged a lower fee, reflecting the lower cost to Provida. The fee for payments of programmed withdrawals also must be the same for each pensioner.

     Although there is no legal limit on the fees which an AFP may charge, competitive pressures have resulted in a narrow range of fees charged by the different AFPs.

     Mandatory Contributions. Fee structure is one of the competitive aspects of the AFP industry. Under the Pensions Law, each AFP may determine whether to charge a fixed fee, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of the portion of an affiliate's monthly gross wages that is subject to the 10% mandatory monthly contribution (the "renta imponible"). Six out of seven AFPs, including Provida, charge a fixed fee in combination with a variable fee, while the remaining AFP charges a variable fee.

     The uniform fee requirement has limited the flexibility to reward longer term or higher income cotizantes with lower fees than those applied to newer and/or smaller accounts. Although changes to this rule have been proposed from time to time, Provida cannot ensure that a change will be adopted that would allow Provida to reward longer term or higher income cotizantes through lower fees.

     SAFP Circulars 998 and 999, released in November 1997 aimed to rationalize the commercial expenses stemmed from transfers, and implied that AFPs would have to reorient their strategies to fee competition, reducing the variable tariff levels (partially offset by higher fixed fees). This trend continued until 2001 as is shown in the following table:

                    Monthly Fees for Mandatory Contributions

                          1998               1999              2000             2001               2002
                          ----               ----              ----             ----               ----
                   Variable   Fixed   Variable   Fixed   Variable  Fixed  Variable   Fixed  Variable   Fixed
                       %       Ch$        %       Ch$        %      Ch$       %       Ch$       %       Ch$
---------------------------------------------------------------------------------------------------------------

Provida              2.62      195      2.36      390      2.25     390     2.25      390     2.25      390

Industry High        2.99     1.000     2.95     1.000     2.95    1.000    2.55     1.000    2.55     1.000

Industry Low         2.49      195      2.36      385      2.16     390     2.09      390     2.09      390

Industry Average     2.62      336      2.45      406      2.31     526     2.26      532     2.26      532

     As of March 31, 2003, no changes have been observed from December 2002 regarding information as it shown in the previous figure.

     Because of Provida's size and its cost of managing each affiliate's account are significantly below the industry average, management believes that it can continue to compete effectively at a lower fee level than most of its competitors. The following chart presents certain comparative information regarding average monthly costs of administering cotizantes' accounts for the years 1995 through 2002:

                    Monthly Administrative Cost per Cotizante

                                                For the Twelve Months ended December 31,
                                                            (in constant Ch$)
                                1995       1996      1997      1998      1999      2000      2001     2002
                              --------------------------------------------------------------------------------
Provida                         1,980      1,876    1,833     1,914     1,953     1,757     1,811     1,624
Second lowest cost AFP          2,761      2,399    2,299     2,315     2,408     2,407     2,376     2,036
Average of the five largest
AFPs                            3,301      3,116    2,747     2,975     2,735     2,605     2,451     2,298

     Variable fees are paid in addition to the amount contributed to the pension account. Fixed fees are charged against the balance of each cotizante in any month for which contributions are made. For example, an affiliate with a monthly salary of Ch$100,000 must contribute Ch$10,000. With the current Provida variable fee rate of 2.25% of the renta imponible, the total monthly fee collected by Provida on such an account would be a variable fee of Ch$2,250 plus a fixed fee of Ch$390 deducted from the cotizante's individual mandatory pension account. Fees are paid directly by the employer or self-employed worker at the same time as the pension contribution.

     Programmed Withdrawals. Regarding fees for payments of programmed withdrawals, six of the AFPs, including Provida, charge a variable fee that is a percentage of the amount of pensions paid to the affiliates, whereas just one AFP charges a fixed fee. Between 1999 and 2001, all AFPs in the industry announced the establishment of fees for payments of programmed withdrawals with such fees currently ranging from a low of 1.00% to a high of 1.25% of the renta imponible. Only one AFP charges a fixed monthly fee, which is set at Ch$1,495 (approximately US$2).

     Voluntary Pension Savings. AFPs, like other authorized institutions, also offer affiliates the option to establish a voluntary pension savings account in which affiliates make previously-determined monthly deposits in order to improve their future pensions. According to the law, AFPs are allowed to charge a fee on assets under management, and annual fees currently range between 0.47% and 0.51%. Since March 2002, the annual fee charged by Provida is 0.49%. Additionally to the above, the regulation permitted to charge fees on fund transfers to other institutions; Provida established a fee of Ch$1,250 for each operation (approximately US$1.8).

     Fees may be changed at any time by an AFP upon three months' notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by Provida for each of the last three years and the current period:

                                                                     As of December 31,            As of March
                                                            -------------------------------------      31,
                                                               2000        2001         2002          2003
                                                            --------------------------------------------------
Fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(a):
  Fixed fee                                                     Ch$390      Ch$390        Ch$390       Ch$390
  Variable fee                                                   2.25%       2.25%         2.25%        2.25%
Fee charged on payments of programmed withdrawals:
  Fixed fee                                                       Ch$0        Ch$0          Ch$0         Ch$0
  Variable fee                                                   1.00%       1.00%         1.00%        1.00%
Fee charged for voluntary pension savings management:
  Fixed fee                                                       Ch$0        Ch$0          Ch$0         Ch$0
  Variable fee (annual basis over AUM)                           0.00%       0.00%         0.49%        0.49%
Fee charged for voluntary pension savings transfers:
  Fixed fee                                                       Ch$0        Ch$0      Ch$1,250     Ch$1,250
  Variable fee                                                   0.00%       0.00%         0.00%        0.00%
Ratios of fixed and variable fees to total fee revenues:
  Fixed fee on monthly contributions                              7.1%        6.8%          6.6%         6.6%
  Variable fee on monthly contributions                          92.5%       92.4%         92.4%        92.4%
  Variable fee on payments of programmed withdrawals              0.4%        0.8%          0.8%         0.8%
  Variable fee on voluntary pension savings                   N.A. (b)    N.A. (b)          0.2%         0.2%
  Fixed fee on voluntary pension savings transfers            N.A. (b)    N.A. (b)          0.0%         0.0%
----------
(a)  Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to life and disability benefits and are charged by lower fees. See "Item 4. Information on Provida--Business
     Overview--Government Regulation--Fees and Commissions."
(b)  Not Applicable.

     AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of cotizantes, as well as their average salaries, and not the number of affiliates, determine the monthly fee revenues of each AFP. At December 31, 2002, Provida had the largest market share of cotizantes among all AFPs (41.2%) and, according to Provida's estimates, also the largest market share of monthly renta imponible (33.6%). A number of factors result in each AFP having a larger number of affiliates than cotizantes. In the first quarter of 2003, according to labor force information, approximately 8.2% of Chile's labor force, and therefore a similar percentage of affiliates, was unemployed. In addition, self-employed affiliates are not obligated to contribute every month, regardless of whether they receive income in a given month. The number of cotizantes is also influenced by the seasonal nature of many significant industries in Chile, such as fishing, agriculture and tourism.

     Life and Disability Benefits

     As required by the Pensions Law, Provida has purchased insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Currently, Provida's insurance contract is with ING Seguros de Vida S.A. ("ING", previously known as "Aetna Chile") and provides coverage for two years, from August 1, 2001 through July 31, 2003.

     Provida has discretion to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida specifies a maximum premium rate and a provisional premium rate. The maximum rate is the top percentage that Provida would have to pay to the insurer for coverage, regardless of casualty rates experienced among Provida's cotizantes were higher. The provisional rate is the monthly percentage of the salary of cotizantes that Provida pays monthly to the insurer according to the current contract. Under Provida's current contract, its maximum rate is 0.95% of the maximum salary eligible for contribution of each cotizante and its provisional premium rate is 0.70%. In addition, the competitive bid request provides for a formula pursuant to which the insurer and Provida may share in casualty rates incurred. This casualty sharing may constitute a significant source of revenue to Provida if the casualty rates suffered result in a premium cost below the provisional premium paid. Insurers also charge an additional fixed monthly premium to provide such coverage. This fixed monthly premium is currently UF 2,200 (approximately US$53,400).

     Under Provida's current contract with ING, at the end of 18 months following the beginning of the contract year, and every twelve months thereafter for the 78 months following the beginning of the contract, the casualty rate among cotizantes is calculated as a percentage of the cotizantes' salary. The maximum rate is 0.95% and Provida has no obligation to make additional premium payments above this. The provisional premium rate of 0.70% is paid by Provida on a monthly basis. The difference between the maximum rate, the provisional rate and the cut rate set at 0.80%, allows the contract to define a rebate structure based on the effective casualty rate. If the effective loss is between 0.95% and 0.80%, Provida will have 100% of the excess. If the casualty rate is equal or lower than 0.80%, Provida will have 90% of the excess of the amount below 0.80%. For example, if the loss rate is 0.90% and Provida pays a provisional rate of 0.70%, Provida will pay the insurer an additional payment of 0.20% and the insurance company will not receive any premium. However, if the loss rate is 0.75%, Provida will pay to the insurance company an additional payment of 0.05%, in order to cover the difference in the casualty rate. Additionally, the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.005%. Finally, if the loss rate is 0.65%, Provida will receive 0.05% as a rebate and the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.015%.

     In the past, rebates system implied a significant source of revenues for Provida, while the casualty rate of the client portfolio was lower than the provisional premium paid monthly to the insurance company. Although, since the middle of year 1999, period when the country additionally evidenced unemployment rates over 10% (implying a significant gap to the average observed of 6.2% in 1998), the casualty rate started to increase to levels over the provisional premium paid monthly. This situation has been maintained at the industry level until now, as a result of: (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates and pension funds returns that have implied a rise in the economic value of the casualties. In this context, Provida has developed a strategy aimed at controlling the effects of a higher casualty rate which involves measures within the Company and with third parties (Insurance Companies and Medical Commissions), adding its focus on core business profitability through higher commercial and operational efficiency achievements.

     In order to measure the effect in results and considering that the rebates are calculated on an annual basis for six years and each year can reflect the cumulative impact of several prior contracts as well as the current contract, the Company continues perceiving casualty rebates that have the most significant effect on operating income in the first quarter of the year, when the insurance company makes partial settlements. In the case of recent contracts, Provida makes monthly provisions accounted as operating expenses, based on casualty rate projections implicit in the yearly first quarter payment to the insurance company, according to the conservative criteria of recognizing losses when having a reasonable base for estimating.

     The following table sets forth, for each of the preceding five years, the rebates and/or payments to the insurance company:

                                                            For the Twelve Months Ended December 31,
                                                         1998       1999      2000       2001      2002
                                                       ----------------------------------------------------
                                                                  (in million of constant Ch$)
Amount of Insurance Premium Rebates (Surcharges)         5,469        894     1,132    (1,263)   (2,992)

     In addition to the rebate system, Provida's current insurance contract stipulates that ING must pay Provida a monthly interest payment in the first and fourth quarters of each year. The monthly interest payment is calculated by applying a market interest rate previously defined in the contract, charged on the difference between (i) the sum of the premiums paid to ING plus all losses that stemmed from Provida's client portfolio and (ii) rebates received or paid by Provida during the contract period. The monthly interest payment compensates Provida for the float that ING enjoys on the premium amounts that are not used to cover casualties.

     Investment Services

     The general investment policy for the Pension Funds is determined by Provida's Board members and is administered by a Credit Committee composed of all Board members, the Chief Executive Officer and the Chief Investment Officer. The Credit Committee approves eligible companies in which the Pension Fund may invest and establishes limits for investments of different types of securities within legally prescribed limits. An Investment Committee composed of professionals of the Investment Area is responsible for the implementation of the investment policy.

     The Investment Area of Provida has two Management Divisions, one of Variable Income and another one of Fixed Income, and two Departments, one of International Investments and another of Research. Both managers and heads of departments, have full-time research analysts with experience in areas of investing, economics, and securities analysis. Provida also relies on external advisories from both domestic and international consultants who advises Investment Area about tendencies and developments that affect the value of the current and potential investments.

     In Chile, all secondary market trading by AFPs must be executed in the formal trading markets, through a securities exchange or a competitive bidding process. Provida's Investment Control Department, part of the Accounting and Consolidation Division of the Company, validates each day's investments before carrying out those investments. This control department fulfills ISO 9002 requirements established by UKAS Quality Management. Additionally, this department fulfills the obligation of submitting to the SAFP a daily report of all investment activities.

     Recent Developments

     Introduction of Multiple Funds. In February 2002, a legal modification to the Law Decree 2500 introduced multiple funds portfolios. Starting on August 1, 2002, each AFP must hold four funds named Type B, Type C, Type D and Type E, and can optionally hold an additional fund named Type A. All the AFP's incorporated the five types of Funds and the first contributions to these new Funds were made on September 27, 2002. The main difference among them is the portion invested in variable income securities. The Type A fund is the most concentrated in variable income, while Type E fund does not have any variable income component. Mandatory contributions, deposits by agreement, voluntary contributions and voluntary pension savings may be maintained in different types of funds. The unemployment account established by Law 19,010 must stay in the same fund as the mandatory contributions.

     Men younger than 55 years old and women younger than 50 may opt for any fund. Women and men older than 56 and 61 years old, respectively, are not able to choose Type A fund for neither their mandatory contributions nor their unemployment account if it applies. Pensioners with programmed withdrawals and deferred life annuity are not able to opt for Type A and B funds. According to the law, if at the age of 56 and 61, women and men respectively, that have their mandatory contribution and/or their unemployment account do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to the Type B fund.

     If the affiliate does not choose a fund at the moment of his incorporation, the mandatory contributions are assigned according to the following and are modified by law according to the affiliate's age:

     -    Men and women younger than 35 years old to Type B fund.

     - Men between 36 and 55 years old and women between 36 and 50 years old to Type C fund.

     - Men older than 56, women older than 51 and pensioners with programmed withdrawals and deferred life annuity, to Type D fund.

     Regarding transfers of affiliates that have no defined fund according to the above description, the procedure is the following:

     - Reaching the age condition, 20% of the funds are transferred to the corresponding fund.

     - After a year of reaching the age condition, 40% is invested in the corresponding fund.

     -    After two years, 60%.

     -    After three years, 80%.

     -    Finally, after four years, 100%.

     In spite of the above, new mandatory contributions have to be set aside to the corresponding fund regarding the age segment. This resource allocation is not applicable in the case of affiliates who have previously specified another type of permitted fund. The balance of mandatory contributions, unemployment accounts, deposits by agreement and voluntary savings can be invested in two types of funds at the same time.

     As of March 31, 2002 Distribution of Funds managed by Provida is as follows:

[GRAPHIC OMITTED]
[Pie chart              RELATIVE SIZE OF MULTIPLE FUNDS
                             (Figures in US$ Million)
Fund A US$137           1.2%
Fund B US$1,372        12.1%
Fund C US$8,150        72.2%
Fund D US$1,174        10.4%
Fund E US$464           4.1%]

     Limits of Investment for each Type of Fund

     The Pensions Law expressly prescribes the assets classes and maximum assets limits in which funds can be invested. All securities (other than securities issued by the government, the Central Bank or certain government agencies, and certain qualified equity securities) must be specifically approved as eligible for investment by the Rating Commission. In Chile, fund investments can be made only in securities for which there is an established public trading market. The Central Bank sets the precise limits on permitted investments for AFPs within the range established by the law.

     The rules that establish pension fund investment regulations have been broadened significantly since the creation of the private pension system. This has occurred in response to the perceived need to prevent the growth in the total pension fund resources from outstripping the investment alternatives and because of the recognition that certain types of investments have become more stable. In 1991, a new series of regulations came into effect, allowing the AFPs to invest a percentage of their assets outside of Chile in debt securities of "investment grade" governments or banks, or those guaranteed by an "investment grade" government or bank.

     On May 18, 1995, a new series of pension fund investment regulations came into effect, which modified certain pension fund investment limits in equity securities and variable and fixed rate debt instruments of foreign issuers. The new investment regulations (i) allowed pension funds to enter into derivative securities transactions whose sole purpose is to hedge portfolio exposures;
(ii) established the maximum investment limits on equity securities equal to 37% of pension fund assets and (iii) broadened the foreign investments to bonds, stocks, mutual funds and other investment funds and setting a maximum investment limit of 12% on foreign issuers, that includes a sub-limit of 6% for equity securities. The Pension Funds are also permitted to invest a small portion of their assets in start-up projects depending on their risk classification.

     On January 18, 1999, the maximum global limit for investing in international assets was raised to 20%, with a sub-limit of 10% for equity securities and international mutual funds. The Central Bank, whose function is to establish precise limits within the boundaries defined by law, restricts the global limit to 16%.

     The regulation also limits the amount of investment that a pension fund can make in a specific company based on the net asset value of the said pension fund, the outstanding number of shares of the company and certain other criteria. Limits related to the percentage of the property of a company can have the impact of restricting the ability of larger AFPs from owning the same proportion of the pension funds invested in equity as smaller AFPs. In past years, as the Chilean stock market has experienced strong growth, such regulations limited the ability of large funds to take full advantage of the return evidenced in certain smaller-capitalization equity investments.

     In fact, prior to 1992, the Pensions Law provided that the maximum value of equity securities of a "low ownership concentration" company (a company whose by-laws prohibit shareholders from owning above 20% of the company's equity) that could be owned by a pension fund was the lesser of (i) 7% of the net asset value of the pension fund or (ii) 7% of the outstanding shares of the company. In the case of a "high ownership concentration" company, the limit was the lesser of (i) 1% of the net asset value of the pension fund or (ii) 1% of the outstanding shares of the company. Because of the large size of the Pension Fund, such as the case of Provida, equity investments were usually limited by the number of the issuer's outstanding shares, while other smaller pension funds were able to invest a greater proportion of their total pension portfolio in an issuer. The impact of this rule on Provida was a lower level of return on the Pension Fund in relation to the industry average because the high return obtained by equity investments in that period.

     In 1992, the Pensions Law was amended so that, in the case of high ownership concentration companies, the maximum value was the lesser of (i) 1% of the net asset value of the pension fund or (ii) 3% of the outstanding shares of the company. This allowed the larger pension funds to raise its investment level in the equity securities of such companies, while other smaller pension funds remained limited by the 1% of the net value of assets under management.

     Effective May 1995, the Pensions Law was amended to remove the low ownership concentration and high ownership concentration company distinction as the sole basis for limitations on pension funds' investments in equity securities of companies.

     The changes to these limits made in 1992 and 1995, together with the option of investing in international markets, have made the restrictions imposed on domestic equity holdings less relevant and significantly improved this situation. Furthermore, this disadvantage has been largely removed, because AFPs willing to increase the share of equity stocks in their portfolios can easily acquire stocks in the international markets.

     An amendment to the Pensions Law, recently approved on February 28, 2002, modified Investment Limits in order to introduce Multiple Funds and establish different parameters for each type of Fund. According to the above, new limits of Investments are as follows:

A. Limits of Investment by Instrument (in accordance with the Fund Value)

INSTRUMENT                                                                                MAXIMUM LIMITS BY TYPE OF FUND
                                                                           TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
1. Securities issued by Central Bank; securities issued by
Chilean Treasury; mortgage loans issued by Servicios
Regionales y Metropolitano de Vivienda y Urbanizacion;
recognition bonds issued by Government Pension System
(Instituto de Normalizacion Previsional INP) or other
Pension Institutions; other securities issued or guaranteed
by the Chilean Government.                                                   40%          40%         50%         70%        80%
2. Time deposits; bonds and other representative  securities
of deposits issued by financial institutions.                                40%          40%         50%         70%        80%
3. Securities guaranteed by financial institutions.                          40%          40%         50%         70%        80%
4. Mortgage loans issued by financial institutions.                          40%          40%         50%         60%        70%
5. Bonds of public and private Companies                                     30%          30%         40%         50%        60%
6. Bonds of public and private companies convertible in
shares.                                                                      30%          30%         10%          5%        ---
7. Shares of publicly-traded corporations.                                   60%          50%         30%         15%        ---
8. Shares of publicly real state corporations                                60%          50%         30%         15%        ---
9. Investment fund shares which are referred to the Law
No. 18,815, plus the amount of compromised contributions
through contracts of subscription promises and payment of
investment fund shares and national mutual fund shares ruled
by the Decree Law No. 1,328, 1976.                                           40%          30%         20%         10%        ---
10. Commercial notes issued by public and private companies
that are referred to promissory notes or other investment
and credit securities, with an expiry time of no higher than
a year, counting from                                                        10%          10%         10%         20%        30%



INSTRUMENT                                                                                MAXIMUM LIMITS BY TYPE OF FUND
                                                                           TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
its inscription in the Registro de Valores, without rollover.

11.  Credit  securities,  commercial  notes  or  securities, issued or guaranteed by Foreign  Governments,  central banks
or  international or foreign bank  institutions;  Shares and    The sum of  investment  of  different  types of  Funds  same
bonds  issued by  foreign  companies;  Participation  shares    Administrator  in  foreign  securities,  plus the  amount of
issued by mutual funds and foreign investment funds; Foreign    investments  carried out abroad through fees of mutual funds
securities   representative   of  share  index;   Short-term    and national investment funds have as a maximum limit of 20%
Deposits; Operations that have as an unique aim the coverage    of the  value of the sum of types  of  Pension  Funds of the
of financial risks pointed of a out in this number, referred    same Administrator.
to risks of fluctuations  among foreign  currencies or risks of interest  rates in a same  foreign  currency;  Investment abroad  through the  investment  shares issued by investment funds and mutual funds  which is referred to number 9, when
these have more than 50% of its assets invested abroad.
12.  Other  Instruments  of public  offer whose  issuers are    To each type of instrument indicated in this number, maximum
supervised  by  the   Superintendency   of  Securities   and    limits of investment for the Types A, B, C, D y E, not being
Insurance  or the  Superintendency  of Banks  and  Financial    minor to 1 percent nor exceeding 5 percent of the respective
Institutions, authorized by the Central Bank of Chile.          Fund Value,  corresponding  to the Central Bank of Chile the determination of them
                                                                             40%          25%         20%         15%        10%
                                                                             37%          22%         18%         13%         9%
13.  Total  of  Investments  in  foreign   currency  without
exchangeable cover.                                                      interim     interim     interim     interim     interim
                                                                          until       until       until       until       until
                                                                       October 31,  October 31, October 31, October 31,  October 31,
                                                                           2003        2003        2003        2003        2003
14.  Operations or Contracts  aimed to the borrowing or fund
of financial  instruments  of local  issuers  calculated  in                 15%          10%          5%          5%         5%
accordance   with  the   financial   instruments   given  in
borrowing.
15. Time deposits; bonds and other representative securities
of deposits issued by financial  institutions and securities                 40%          40%         50%         70%        80%
guaranteed by financial institutions.
16.  Bonds of  public  and  private  companies  and bonds of
public and private companies convertible in shares.                          30%          30%         40%         50%        ---
17.  Shares of  publicly-traded  corporations  and Shares of
publicly real state corporations                                             60%          50%         30%         15%        ---
18.  National  mutual fund shares ruled by Decree Law 1.328,
1976,which is referred to number 9.                                           5%           5%          5%          5%        ---
19.  Contributions  of subscription  promises and payment of
investment fund shares referred to number 9.                                  2%           2%          2%          2%        ---

B. Limits of Investment by Specific Instruments and in Groups of Instruments or Sectors (in accordance with the Fund Value)
B.1. Maximum Limits of Investment by Specific Instruments and in Groups of Instruments and Sectors (in accordance with the Fund Value)

INSTRUMENT                                                                                MAXIMUM LIMITS BY TYPE OF FUND
                                                                              TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
I. OF CAPITAL
1. ACC with lower liquidity factor                                           10%          8%           5%          2%        ---
2. ACC + CFI + CFM with no approval by the Rating Commission
(CCR).                                                                        3%          3%           1%          1%        ---
3. EXT + other  securities  of  public  offer  inspected  by
S.V.S. or S.B.I.F. that no require approval of CCR.                           1%          1%           1%          1%        ---
4. ACC + ACI + CFI + CFM  referred  to number  9,  letter A,
plus  the  amount  of  compromised   contributions   through
contracts of subscription promises and payment of investment
fund  shares  +   representative   instruments   of  capital
indicated in numbers 11 and 12, letter A.                                    80%          60%         40%         20%        ---
II. OF DEBT
1.  FIN + LHF + DEB + BCA + ECO + [ EXT + OAC ] if they  are
debts, classified in N-3 and BBB category of risk.                           10%          10%         10%          5%         5%
III. OF DEBT AND CAPITAL
1.  DEB + BCA  +  Capital  Instruments  +  Debt  Instruments
classified in BBB category and N-3 of risk.                                  ---          ---         45%         22%        ---
2. DEB + BCA + ACC + ECO + OAC whose  issuer has less than 3
years of operation.                                                          10%          10%         10%          8%         5%


INSTRUMENT                                                                                MAXIMUM LIMITS BY TYPE OF FUND
                                                                              TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
3. Restricted securities: OAC + [ ACC ] with lower liquidity factor  + [ ACC +  CFI  +  CFM + CME + CIE + OAC ]  that  no require the  approval of the CCR + [ DEB + BCA + ACC + ECO +
OAC ] whose  issuer has less than 3 years of  operation  + [
FIN + LHF + DEB + BCA + ECO + EXT + OAC ] classified  in BBB category  and N-3 of risk.  The Central Bank will be able to exclude  from  this  limit to each type of  instrument  from
number 12, letter A. (OAC).                                                  20%          20%         20%         15%        ---


B.2. Maximum Limits of Investment by Specific Instruments in Groups of Instruments and Sectors (in accordance with the Fund Value)

INSTRUMENT                                                                              MAXIMUM LIMITS BY TYPE OF FUND
                                                                              TYPE A      TYPE B       TYPE C      TYPE D     TYPE E

1. ACC + ACI + CFI + CFM referred to number 9, letter A.
plus the amount of compromised contributions through
contracts of subscription promises and payment of investment fund shares + representative instruments of capital
indicated in number 11 and 12, letter A.                                     40%          25%         15%         5%         ---
Capital Instruments:
o ACC: Shares of publicly-traded corporations.
o ACI: Shares of publicly real state corporations
o CFI: National Investment Funds Shares.
o CFM: National Mutual Funds Shares.
o CIE: Foreign Investment Fund Shares.
o CME: Foreign Mutual Fund Shares.
  Debt Instruments:
o LHF: Mortgage loans issued by financial
  institutions.
o ECO: Commercial Notes.
o DEB: Bonds of public and private companies.
o FIN: Time deposit, and other representative securities of
  deposits of financial institutions, and securities
  guaranteed by financial institutions.
Others:
o BCA: Convertible Bonds.
o OAC: Instruments of other types whose issuers are supervised by the
  Superintendency of Securities and Insurance and the Superintendecy
  of Banks and Financial Institutions, that authorize the Central Bank.
o EXT: Credit securities, commercial notes or securities issued or guaranteed by foreign Governments, Central Banks or foreign or international Banks;
  shares; stocks and bonds issued foreign companies; approved by the Rating
  Commission.

C. Limits of Investment by Issuer

INSTRUMENTS                                                                       INDIVIDUAL FUNDS                FUNDS
                                                                                                             A + B + C + D + E
SECTORS                                                                   %          %             %           %            %
                                                                        FUND      COMPANY        SERIE      COMPANY       SERIE
I. FINANCIAL SECTOR
Deposit in current accounts and time deposits, and Debt
Securities issued by banks, financial institutions and its
subsidiaries or guaranteed by them.                                  10%VFxfij   MU1 x Pat.       ---      MU1 x Pat.      ---
Shares (when it corresponds)+ deposit in current accounts
and time deposits + Debt Securities issued by banks,
financial institutions and its subsidiaries, or guaranteed
by them.                                                               7% VF         ---          ---         ---          ---
II. FOREIGN SECTOR
Shares                                                               0,5 % VF
Debt securities                                                      5%xVFxfij
Mutual and Investment Funds                                            1%VF
Shares of free availability which are traded in national
markets                                                               0,15%xVF    7% x AEE                 7% x AEE
Investment Fund Shares, of number 11, letter A. Of a same
issuer not requiring approval of CCR                                  0,15%xVF    35%xCF                    35%xCF

Mutual Fund Shares,  of number 11, letter A of a same issuer          0,15%xVF   35%xCF in                 35%xCF in
not requiring approval of CCR                                                    circulation              circulation
III. COMPANY SECTOR
A) Bonds and Commercial Notes Debts securities leasing
Companies bonds + commercial notes                                    7%VFxfij   MU2xPat.                   MU2xPat.     35% serie


INSTRUMENTS                                                                       INDIVIDUAL FUNDS                FUNDS
                                                                                                             A + B + C + D + E
SECTORS                                                                   %          %             %           %            %
                                                                        FUND      COMPANY        SERIE      COMPANY       SERIE
Individual Companies
Bonds + commercial notes issued or guaranteed by individual           7%VFxfij   MU3xAsset                 MU3xAsset     35% serie
companies                                                                       value issuer             value issuer

Headquarters and Subsidiaries bonds + commercial notes                7%VFxfij       MU3x                   >MU3x
issued or guaranteed by individual companies                                     Consolidated            Consolidated
                                                                                  net asset               net asset
                                                                                 value issuer            value issuer

Securitizer Company bonds + commercial notes issued or                7%VFxfij                  35% serie                35% serie
guaranteed

Companies having less than 3 years of operation bonds +               3%VFxfij                  35% serie                35% serie
commercial notes issued or guaranteed

B) Company Group Shares, bonds and commercial notes issued
or guaranteed                                                         15%xVF
C) Shares
Shares of publicly-traded corporations                                5%xVFxFC    7%xACC        20% new      7%xACC       20% new
                                                                        xFL                     issuance                 issuance
Shares of real state corporations                                     5%xVFxFC    20%xACC       20%n new    20%xACC      20% new
                                                                                                issuance                 issuance
Shares not requiring approval of the CCR                              0,15%xVF    7%xACC        20% new      7%xACC       20% new
                                                                                                issuance                 issuance
Shares of Financial and Bank Societies                                2,5%xVFxFC  2,5% x ACC    20% new    2.5%xACC       20% new
                                                                       FC x FL                  issuance                 issuance
D) Investment Fund Shares and Mutual Funds
Investment Fund Shares + subscription promises                        5%xVFxFD    35%xCFI       35% new     35%xCFI      35% new
                                                                                                issuance                 issuance
Mutual Fund Shares                                                     1%xVF      35%xCFM in                35%xCFM in
                                                                                  circulation               circulation
Investment Fund Shares, number 9, letter A. not  requiring            0,15%xVF    35%xCFI       35% new     35%xCFI      35% new
approval of CCR                                                                   issued        issuance    issued       issuance
Mutual Fund Shares, number 9, letter A. not  requiring                0,15%xVF    35%xCFM in                35%xCFM in
approval of CCR                                                                   circulation               circulation
Contributions compromised through subscription and payment
promises                                                              0,5%xVF
E) Shares + Bonds + ECO
Individual Companies (Funds A, B, C y D)                                7%VF
o  ACC: The overall subscripted shares of a society
multiplied by its price.
o  AEE: The overall subscripted shares of a foreign society
   multiplied by its price.
o  CFI: Subscripted fees from respective Investment Funds.
o  CFM: national mutual fund Shares in circulation
o  fij: Weighted average risk factor, whose value depends on risk classification of instruments and investments into them.
o  FC: Concentration factor, may vary between 0.3 and 1.
o  FD: Diversification factor, may vary between 0 and 1.
o  FL: Liquidity factor,  may vary 0.2 y 1, determined by the
   Central Bank of Chile.
o  MU1: Unique multiple for all the financial institutions whose range may vary between 0.5 and 1.5. At present it is fixed at 1.0
o  MU2: Unique  multiple for companies intended to carry out leasing operations, changes between 0.4 and 1. At present it is fixed at 0.7
o  MU3: Unique multiple for Bonds and Commercial Notes change between 0.08 and 0.12. At present it is fixed at 0.12
o  Pat: Issuer's Shareholder's equity.
o  VF: Value of Pension  Funds, meaning the closing value of the instrument's portfolio plus the balance in current
   accounts, national investment Bank and foreign investment Bank.

D. Limits of Investments in Issuers being Persons related to the Administrator

INSTRUMENTS                                                                          INDIVIDUAL FUNDS                   FUNDS
                                                                            NORMAL LIMIT        RELATED LIMIT     A + B + C + D + E
Shares of Publicly- traded corporations                                     5%xVFxFCxFL         5%xVFxFCxFL and     5%xVFxFCxFLy
                                                                                                high liquidity      high liquidity
                                                                             7%xACC                2%xACC               2%xACC
Shares of publicly real state corporations                                 5%xVFxFC             5%xVFxFC and         5%xVFxFC and
                                                                                                high liquidity      high liquidity
                                                                            20%xACC                5%xACC              5%xACC

Financial and Bank Shares                                                 2,5%xVFxFCXFL       2,5%xVFxFCxFL and     2,5%xVFxFCxFL
                                                                                               high liquidity     and high liquidity

                                                                            2,5%xACC                0,5%xACC            0,5%xACC
Free Availability Shares                                                    0,15%xVF                0%                  0%
                                                                             7%xACC                 0%                  0%
                                                                                            Only AAA o AA or with
                                                                                            level n-1 of risk and
                                                                                              limits previously
                                                                                                  described

Debt Securities                                                         Previously described   3% x Asset value   5% of the issuance
                                                                                                    issuer          and 20% of daily
                                                                                                     3% x                 loans
                                                                                            Consolidated/countable
                                                                                            net asset value issuer


Investment Fund Shares: AFP related to Investment                           5%xVFxFD
Fund Administrator                                                           35%xCF                    -                 5%xCF
Mutual Fund Shares: AFP related to Mutual Fund                                1%xVF                    -
Administrator                                                                35%xCF                    -                 5%xCF
Investment Fund Shares having securities from an
issuer that can be a person related to
Administrator                                                                                          -             10% of shares
Mutual Fund Shares having securities form an issuer                                                    -             10% of shares
that can be a person related to Administrator
Limit for the Investment in instruments issued or                                                    1%xVF                 -
guaranteed by each issuer related to AFP
Limit for the investment in direct or indirect way
in instruments issued or guaranteed by all                                                           5%xVF                 -
societies related to AFP
o ACC: Number of subscripted shares multiplied by
its price
o VF: Value of Pension Funds
o FL: Liquidity Factor
o FC: Concentration Factor
o FD: Diversification Factor

E. Factors considered in Limits by Issuer in Shares and Investment Funds Shares
o Concentration Factor (FC)
It is calculated on the bases of the maximum concentration of the property allowed in the by-laws of the Corporation and to the subjection of this Corporation to the XII Title Law Decree 3500.
PARTICIPATION OF MAJORITY SHAREHOLDER                      CONCENTRATION FACTOR
Subject to XII title                   <=32%                        1
                                       >32% a <50%                 0,8
                                       >=50% a<=65%                0,6
                                       <=32%                       0,6
Not subject to XII title               >32% a <50%                 0,5
                                       >=50% a <=65%               0,4
                                       >65%                        0,3
o Liquidity Factor (FL)

It is calculated on the bases of presence and amount of share transactions in Stock Exchange (Liquidity Index). The following fixed scale by The Central Bank is:
LIQUIDITY INDEX                                              LIQUIDITY FACTOR
IL<=20%                                                            0,3
20%< IL <=50%                                                      0,5
50%< IL <=70%                                                      0,7
70%< IL                                                              1
o Diversification Factor (FD)
It is calculated in accordance with total assets of Investment Funds, invested directly and indirectly in instruments issued or guaranteed by a same issuer; where:
DIRECT AND INDIRECT INVESTMENT OF A SAME ISSUER           DIVERSIFICATION FACTOR
Inv.<=20% Of the total asset of the Fund                           1,0
20%< Inv.<=25% of total asset of the Fund                          0,8
25%< Inv. <=1/3 of total asset of the Fund                         0,6
1/3< Inv.<=40% of total asset of the Fund                          0,2
Inv.>40% of total assets of the Fund                                0

     Accounts Administration. A significant part of Provida's operational activities are related to the processing of "planillas" payment given by the employer, deposits and the preparation of affiliate account statements for individual capitalization accounts and voluntary savings accounts. The processing of planillas is labor-intensive because all forms are still prepared and submitted on paper and must be manually entered into Provida's computer records. Various computer programs, audit procedures and backing archives are maintained by Provida to assure that the data is entered accurately and the amounts are properly credited to accounts.

     In October 2000, the PreviRed.com project, sponsored by the Association of Pension Fund Administrators, was begun with the goal of developing and managing a system to collect contributions electronically through the Internet. All AFPs are shareholders of PreviRed.com, and Provida holds a 37.8% stake in this company. As of March 31, 2003, Provida's investment in PreviRed.com amounted to Ch$306 million. PreviRed.com started operations in October 2001. The volume of collection by this service ascends approximately to 5% of the total collected by this Administrator.

     Principal Markets

     Chile

     Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception. As of December 31, 2002, Provida was the largest of the seven AFPs operating in Chile in terms of the number of affiliates, cotizantes, assets under management, renta imponible and number of branch offices. For the twelve months ended December 31, 2002 ("Fiscal Year 2002") and the twelve months ended December 31, 2001 ("Fiscal Year 2001"), Provida held 32.8% and 32.0%, respectively, of the operating revenues, 35.5% and 32.4%, respectively, of the operating income and 37.8% and 32.9% respectively, of the net income of the entire Chilean AFP system, according to data made publicly available by all AFPs (equity in gain of related companies is considered as non-operating income, with the exception of those consolidated). As of December 31, 2002, the value of the Pension Funds managed by Provida (including the Funds Type A, B, C, D and E) was Ch$8.0 trillion (or approximately US$11.2 billion), which constituted 31.5% of the total value of all funds in the Chilean AFP system according to data published by the principal regulator of Chilean AFPs, the SAFP.

     Provida's leading position is shown in the following table regarding market shares in the most relevant variables:

--------------------------------------------------------------------------------------------------------------
                               Pension                                    Operating     Operating        Net
Market Share 2002               Funds       Affiliates     Contributors    Revenues       Income        Income
--------------------------------------------------------------------------------------------------------------
Provida                           31,5%        40,3%             41,2%        32,8%         35,5%       37,8%
Habitat                           23,6%        24,3%             25,0%        22,6%         25,2%       25,0%
Cuprum                            15,6%         6,6%              9,0%        15,4%         18,7%       16,3%
Santa Maria                       12,8%        14,8%             12,0%        12,5%          7,0%        8,9%
Summa Bansander                   11,1%         7,6%              8,2%        10,6%         10,8%        9,6%
Magiste                            2,7%         1,7%              1,9%         3,0%          0,5%        0,3%
Planvital                          2,7%         4,7%              2,7%         3,0%          2,4%        2,1%
System                           100,0%       100,0%            100,0%       100,0%        100,0%      100,0%

     The private pension system in Chile has matured and continues to be extremely competitive. Currently, there are seven AFPs operating in a highly regulated environment. By law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with only one exception related to voluntary pension savings that has been opened to other authorized institutions since March 2002. Provida is significantly larger in terms of branches, affiliates and cotizantes than its closest competitors. All competitors have certain relationships with trade associations, insurance companies, banks or financial corporations that may provide unique competitive advantages. Competition is especially focused on fees charged, sales efforts and, to a lesser extent, services provided and returns earned by the pension funds. Until the end of 1997, the intensity of sales efforts was evidenced by the fact that the number of salespeople in the industry increased from 5,200 to 18,700, which represents a 260% increase between the years 1992-1997. New regulations issued in November 1997 by the SAFP formalized the process of affiliate transfers between AFPs; however, they also effectively reduced the number of salespeople in the industry as evidenced by a 48% decrease from 1997 to 1998, culminating with an average number of salespeople of approximately 9,800 for 1998. During 1999, an additional decline of 56% occurred in comparison to the previous year, with the average number of salespeople falling to approximately 4,300. This trend continued during the years 2000 and 2001, with the average number of salespeople decreasing to 3,222 and 2,649, respectively, which represent decreases of 25% and 18% respectively, regarding the previous year. This strategy related to commercial expense rationalization was accompanied by fee reductions, converting the latter into the main competitiveness variable. In 2002, the average number of sales agents throughout the Industry was 2,679 implying an increase of 1% compared to last period.

     Competition also encouraged a process in which smaller and less efficient AFPs were acquired by and merged into larger ones, as well as the association of strategic partners with existing AFPs. Consequently, during 1995 and 1996, Provida absorbed AFP El Libertador S.A.; AFP Santa Maria S.A. ("AFP Santa Maria") absorbed AFP Banguardia S.A.; AFP Qualitas S.A.("AFP Qualitas") absorbed AFP Valora S.A. and AFP Previpan S.A.; AFP Planvital S.A. ("AFP Planvital") absorbed AFP Corcordia S.A.; and AFP Magister S.A. ("AFP Magister") absorbed AFP Futuro S.A. Additionally, Citicorp Inc. became an important shareholder of AFP Habitat S.A. ("AFP Habitat"), and Luksic group became the controller of AFP Qualitas.

     During 1998 and 1999, the consolidation trend continued. Provida absorbed AFP Union; Sun Life Inc. acquired 31.7% of AFP Cuprum S.A. ("AFP Cuprum"); Corp Group Pensiones acquired AFP Proteccion; and Inverlink Holdings acquired 84.6% of AFP

Qualitas. Inverlink Holdings, which already controlled AFP Magister, merged both pension fund managers and retained the name AFP Magister. In addition, Santander Chile Holding S.A. acquired 100% of AFP Summa S.A. which was merged with Santander AFP to form AFP Summa Bansander S.A. ("AFP Summa Bansander"), and AFP Aporta S.A. and AFP Fomenta S.A. were merged to form AFP Aporta Fomenta S.A. ("AFP Aporta Fomenta"). On January 1, 1999, Provida acquired and merged with AFP Poteccion. Subsequently, BBV acquired 40.7% of Provida and Aetna Chile increased its participation in AFP Santa Maria from 76.0% to 96.6%.

     In January, 2001, AFP Aporta Fomenta S.A. was acquired and absorbed by AFP Magister, while at the end of the same year, the Banca della Suizzera Italiana, a Swiss group, took control of AFP Planvital (99.98%). In June 20, 2001, the merger of ING Life Insurance Company with Aetna Life Insurance Company was allowed, implying the integration of AFP Santa Maria to ING Group, company that was formerly controlled by Aetna Chile. Currently, ING S.A. owns 97,61% of AFP Santa Maria's stake.

     Although Provida competes with all AFPs in Chile, it believes that only four of the six competitors can compete with it significantly in terms of size, scope of service and sales coverage. These are AFP Habitat, AFP Santa Maria, AFP Summa Bansander and AFP Cuprum, which are currently the only AFPs with pension fund assets under management in excess of US$3 billion. As of December 31, 2002, Provida and these four competitors collectively accounted for approximately 94% of all assets under management in the Chilean AFP system.

     Provida believes that the rate of return on Pension Funds has not had as much relevance as the issues previously described in retaining affiliates, due to the fact that over time, the return of the different Pension Funds has been very similar, as a consequence of the law in force until beginning of 2002, related to minimum returns requirement, which made AFPs to constitute similar portfolios. Since the Multiple Funds law came into force that considers a wide rage for minimum returns for some investment portfolios (those with a higher percentage of variable income, Funds Type A and B), it is possible to notice differences in returns obtained by different types of funds. However, it is not possible to foresee the influence that this will have in affiliate transfers. The following chart contains the ten-year evolution of returns of Fund Type C.


                      Real Return of Chilean Pension Funds

                                             For the Twelve Months Ended December 31,
                        1993     1994    1995     1996    1997     1998     1999    2000     2001     2002
                      ---------------------------------------------------------------------------------------
Provida..............    15.9%    17.9%   -2.5%     3.4%    4.6%    -0.1%    16.2%    4.5%     6.4%     3.0%
Industry (1).........    16.2%    18.2%   -2.5%     3.5%    4.7%    -1.1%    16.3%    4.4%     6.7%     2.9%
----------
Source: SAFP
(1)  Weighted average by pension fund value for corresponding period.

     As of April 30, 2003 Provida obtained the following table shows returns and rankings in real terms, figures to figures in year on year for each of the following types of funds.

                              Return            Ranking
    ----------------------------------------------------------
    Type A(*)                 6.58%                1
    Type B(*)                 3.22%                4
    Type C                    3.20%                6
    Type D(*)                 1.40%                6
    Type E                    6.37%                4
    ----------
     (*) Starting up of A, B and D Types Funds as of 27 September 2002, therefore previous returns are accumulated in 7 months.

     As of the same date, Provida obtained the sixth and third place in real returns in type C and E funds respectively, figures to figures within 24 months. Also it has obtained the sixth and fifth place in real return in type C and E Funds respectively, figures to figures within 36 months.

     In addition to the above, and in order to strengthen Provida's leading position and to reinforce its quality of customer service, efforts have been implemented in order to improve both technology and processes involved in each service channel. The above has implied important challenges considering the issues that the industry implemented during 2002: voluntary pension savings, multiple funds and unemployment insurance. Besides, a new web site was released in Internet with characteristics of a "Virtual Agency"; line 800 Provifono was equipped with high technology and in the main branches of the country a clearance process was initiated through externalization of collection process and pension payments, as well a the implementation of self consultant equipments (Provimaticos).

     Provida also faces competition for voluntary savings contributions from various financial institutions and intermediaries such as banks, insurance companies and investment companies. Because Provida does not currently charge a fee on voluntary savings account deposits, such competition has not been a source of significant concern. As of December 31, 2002, the aggregate number of voluntary savings accounts in the AFP industry was 870,920 which represents a total amount of US$204 million, of which Provida had 414,692 accounts representing a market share of 47.6% and occupying first place in the industry.

     In 2001, the Chilean government recently passed a set of measures aimed at liberalizing the capital market, one of them related to voluntary pensions fund savings that came into force in March 2002, giving new saving incentives and allowing its administration by other institutions different from AFPs. In this context, while competitors have the advantage of offering a larger variety of products because AFP investments are limited by law (even though multiple funds extended the limits), according to fees reported by the different participants, AFPs stand out in terms of low costs. Additionally, by law AFPs had to establish commissions, that has implied a new source of revenues.

     International

     Because of the success of the private pension system in Chile, a number of other Latin American and European countries have adopted substantially similar private pension systems. Currently, private pension systems are also in place in Peru, Colombia, Argentina, Uruguay, Bolivia, Mexico, El Salvador, Costa Rica, Panama, the Dominican Republic, Croatia and Poland. In addition, Ecuador, Paraguay, Venezuela, Brazil and Guatemala are also considering the adoption of a private and mandatory pension system.

     The Pensions Law states that the "sole objective" of each AFP is limited to the administration of pension funds and the provision of related benefits. The Pensions Law allows an AFP to invest, through a subsidiary created by the AFP for such purposes, in foreign companies whose purpose is the provision of social security benefits in other countries. While Chilean law would permit a Chilean AFP to exercise control over a foreign AFP through such that Chilean AFP's subsidiary, not all foreign laws permit such an exercise of control.

     In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, the objective of which is to invest in companies in countries other than Chile whose purpose is the provision of social security benefits in those countries. Provida Internacional was constituted with Provida as holder of 99.99% of the shares of the common stock and Corp Group Pensiones Chile S.A. as holder of the remaining shares. Subsequently, Corp Group Pensiones Chile S.A. changed its name to BBVA Pensiones Chile S.A., maintaining the same shareholding structure. Provida Internacional holds investments in AFPs operating in Peru, Colombia, Ecuador, Mexico and El Salvador.

     International Strategy. As of December 31, 2002 the BBVA Group, with the participation of Provida, is the largest pensions group in Latin America, with almost 12 million affiliates and more than US$25 billion in assets under management. Provida's international strategy is to continue playing an active role in Latin American pensions projects together with the BBVA Group. Notwithstanding the above, neither Provida nor the BBVA Group intends to significantly increase Provida's level of debt in detriment of its future development. According to the latter, Provida will act as a consultant to local AFPs in those countries with large pension markets, where it will expect to generate consulting fees. In countries with smaller pension markets, Provida will actively seek new investments in local AFPs.

     Peru-AFP Horizonte. In June, 1993, Peru started a private pension system. In November, 1993, Provida made an initial US$2 million investment in exchange for a 20% equity share in AFP Horizonte ("AFP Horizonte"), a company targeting high and middle-income workers located mainly in the Lima region of Peru. In April 1994, Provida invested an additional US$1 million in connection with an equity issue to maintain its 20% stake. Due to the slow development of the private pension market, in August, 1994 AFP Horizonte decided to merge with AFP Megafondo S.A. in order to take advantage of scale economies and consolidate its position as one of the leading AFPs in Peru. Under the terms of the merger, Provida's equity stake in AFP Horizonte was reduced to 13.2%. In 1996, Provida, through Provida Internacional made an additional investment of approximately US$1.1 million in AFP Horizonte in order to increase its participation to 15.87%. Provida's total investment in AFP Horizonte at December 31, 2002 amounted to US$4.1 million, being more than surpassed by dividends paid by the Peruvian company to Provida. In the first half of 1998, AFP Horizonte distributed a dividend to its shareholders for the first time since it started operations and in order to be able to pay these dividends, AFP Horizonte had to absorb losses corresponding to previous periods. The absorption of past period losses was accomplished through a reduction in the amount of the paid-in capital of AFP Horizonte.

     The Peruvian pension system originally was comprised of eight AFPs, but only four are currently operating. Workers may still choose to participate in the public system. As a result of the merger mentioned above, AFP Horizonte's market share in terms of the number of affiliates in the system increased from 13% to 23%, and from 17% to 25% in terms of assets under management. As of December 31, 2002, 2,993,782 eligible workers had been incorporated into the Peruvian private pension system, of which AFP Horizonte had 787,248 affiliates with a market share of 26%, occupying the first place in the industry. At that date, assets under management in the Peruvian system were approximately US$4.5 billion, of which US$1,142 million were managed by AFP Horizonte, representing a 25% of participation and the third place in the market.

     AFP Horizonte achieved strong financial returns in Fiscal Year 2002, contributing Ch$2,035 million (US$2.83 million) to the net income of Provida. This result basically stems from higher fee income given the increase in the average number of contributors (10.5%).

     During 1998, Holding Continental S.A., a company related to the Brescia family and BBV, increased its interest in AFP Horizonte to 54%, thereby becoming its controlling shareholder. Beginning in 2000 the BBVA Group, through the acquisition of outstanding minority shareholdings, held a 100% equity interest in AFP Horizonte, directly and through subsidiaries.

     Provida does not currently anticipate making any additional equity investment in or capital contributions to AFP Horizonte and is not currently aware of any intention by any other investor, including other shareholders of AFP Horizonte, to make any capital investments. No assurance can be given that unforeseen circumstances may not arise which would make an additional capital expenditure by Provida or other investors desirable or necessary or which may result in the need for additional borrowings by AFP Horizonte.

     Colombia-AFPC Porvenir. In April 1994, Colombia started a private pension system. Provida purchased a 20% equity stake in AFPC Porvenir S.A. ("Porvenir (Colombia)") in 1994 for approximately US$4.7 million. Between 1995 and 1997, Provida made additional investments of approximately US$2.3 million in order to maintain its stake and according to the company's capital requirements. Provida's total investment in Porvenir (Colombia) at December 31, 2002 amounted to US$7.0 million.

     In the Colombian system, workers may elect to affiliate themselves with a private pension and unemployment funds administrator ("AFPC") or remain in the public system. Each affiliate may make this choice every three years. The operating partners of Porvenir (Colombia), who are related to Banco de Bogota and Banco de Occidente, have national recognition through their operations as managers of unemployment benefits funds. Accordingly, when Porvenir (Colombia) started operating as a pension fund manager, it took advantage of the existing position and broad national coverage of Banco de Bogota and Banco de Occidente. At December 31, 2002, Porvenir (Colombia) was the leading administrator in the Colombian market with 1,205,442 affiliates, representing a market share of 26%, while it had US$1,485 million in assets under management, representing a market share of approximately 27%. The Colombian company also managed an unemployment benefits fund of US$218 million.

     The results obtained by Porvenir (Colombia) in Fiscal Year 2002 contributed Ch$1,533 million (US$2.1 million) to the net income of Provida.

     There can be no assurance that unforeseen circumstances may not make it desirable or necessary for Provida or other investors to make additional equity investments in Porvenir (Colombia) or that Porvenir (Colombia) will not be required to borrow additional funds in connection with future operations.

     At year-end 2002, the BBVA Group held an interest in AFPC Horizonte S.A. ("Horizonte (Colombia)") which was created by the merger in September 2000 of the companies Horizonte (Colombia) and AFPC Colpatria S.A. Previously, the Group had investments in AFPC Colfondos S.A., another Colombian AFPC.

     Ecuador. Although a mandatory private pension system has not been implemented yet in Ecuador, the Ecuadorian government has provided for the creation of AFPs, which receive regular voluntary contributions from their affiliates. Until 1995, Filanbanco S.A. ("Filanbanco"), one of the largest banks in Ecuador, operated and owned all of the outstanding common stock of AFP Genesis. In August 1994, Provida entered into a software and technology supply contract with AFP Genesis and also signed a letter of intent by which Provida agreed to purchase approximately 25% of the outstanding shares of common stock of AFP Genesis from Filanbanco. In December 1995, Provida Internacional, as Provida's successor in interest under the above-mentioned contract and letter of intent, purchased 25% of the outstanding shares of common stock of AFP Genesis from Filanbanco, paying approximately US$0.7 million.

     In 1996, Provida Internacional made an additional investment of approximately US$0.5 million, in order to maintain its 25% interest in AFP Genesis. Around this time, Filanbanco, like other local banking institutions, was suffering from financial difficulties that ultimately required the intervention and assistance of the government at the end of 1998. ING Barings was engaged by the Ecuadorian government to find a strategic partner for Filanbanco. Finally, in September 2001, Provida Internacional acquired 75% de AFP Genesis, completing 100% of the shareholding in the Ecuadorian company. Since then, Provida's financial statements are consolidated with those of AFP Genesis, implying a net result of Ch$323 million as of December, 2002 (US$ 0.45 million).

     As of December 31, 2002, Genesis had 214,228 affiliates, 103,885 contributors and assets under management over US$11 million representing a market share of approximately 82% in terms of contributors and 69% in terms of assets under management.

     Mexico. In March 1996, Mexico promulgated a pension reform law that allowed the implementation of privately managed pension funds. The affiliation process began in February 1997 and private Mexican pension funds administrators ("AFOREs") started receiving collections in September 1997. In 1996, Provida entered into an agreement with Grupo Nacional Provincial S.A. de C.V. ("GNP") of Mexico, one of the largest insurance groups in Mexico offering life, health, casualty and property insurance products, and BBV to create AFORE Profuturo. The initial shareholders of AFORE Profuturo were GNP (51%), BBV (25%) and Provida Internacional (24%) that also provided instruction and technology for pension fund administration. On May 29, 1998, the shareholders of Profuturo approved the acquisition of AFORE Previnter S.A. de C.V., which was financed by the issuance of new capital. Through this acquisition, AFORE Profuturo became the third largest pension fund administrator in Mexico. Provida Internacional decided not to increase its exposure in the Mexican market, and consequently its participation was diluted from 24% to 14.45%.

     Afterward, a merger between Grupo Financiero Bancomer S.A. de C.V. and Grupo Financiero BBV Probursa S.A. de C.V. was authorized in the first half of 2000, creating one of the largest banks in Latin America and, upon the incorporation of AFORE Bancomer into the BBVA Group, the largest pension fund administrator in Mexico. Provida, as a member of the BBVA Group, was invited to participate in this new project. On November 30, 2000 Provida Internacional acquired a 7.5% equity interest in AFORE Bancomer in a substantial transaction involving the payment of US$66.3 million. In March 2001, in the second part of the process, Provida Internacional sold its 14.45% holding in AFORE Profuturo, receiving US$61.7 million before taxes from the sale. The net proceeds were used to prepay the transitory debt originating from the acquisition of Provida Internacional's stake in AFORE Bancomer, whereas earnings of Ch$18,862 million (net of taxes) were destined to accelerate the amortization of part of the goodwill resulting from the purchase of AFORE Bancomer. The successive acquisition and sale of both companies constituted a single financial operation.

     For Provida, Mexico is a great challenge because it is the most important market where a private pension system similar to the Chilean system has been adopted, reaching more than 29 million affiliates as of December, 2002. As Provida sold its participation in AFORE Profuturo, this company's results were not recognized on Provida's books from March 2001 onwards . AFORE Bancomer, as the leading administrator in the Mexican market, had 4,353,848 affiliates equivalent to a market share of 15%, and had assets under management of US$6.6 billion, representing a market share of 22%.

     The results obtained by AFORE Bancomer in Fiscal Year 2002 contributed Ch$5,947 million (US$8.3 million) to the net income of Provida. AFORE Bancomer is Provida's main investment and generates the highest earnings equivalent to 57.7% of the total earnings of foreign affiliates during this period.

     El Salvador. In early 1998, Provida Internacional signed an agreement with Dresdner Bank A.G. and local sponsors Corporacion Universal S.A. and Credomatic S.A. to create AFP Porvenir S.A. ("Porvenir (El Salvador)"). Porvenir (El Salvador) began its operations in April 1998 with a capitalization of approximately US$6.3 million, of which 35% was contributed by Provida Internacional. In the last quarter of 1999, Provida made an additional investment of US$2.6 million aimed to increase its stake to 50% in Porvenir (El Salvador) by the acquisition of 15% interest previously in hands of Deutsche group company.

     On March 28, 2000, the merger of Porvenir (El Salvador), AFP Prevision S.A. and AFP Maxima S.A. was approved. The merger process was completed in September 2000, forming a new entity, AFP Crecer S.A. ("AFP Crecer"), in which Provida participates with a 19% stake. Porvenir (El Salvador) added about 181,000 affiliates and US$80 million in assets under management to AFP Crecer. As of December 31, 2002, AFP Crecer had 546,197 affiliates, representing a market share of 55%, and assets under management of US$516 million, with a market share of 48%. The results obtained by AFP Crecer in Fiscal Year 2002 contributed Ch$792 million (US$1.1 million) to Provida's net income.

     The table below describes the total equity in gain of Provida's related companies, both foreign and local, for the last three financial years.

                                                                For the Twelve Months Ended December 31,
                                                                      (in millions of constant Ch$)
                                                                 2000          2001         2002         2002
                                                                 MMCh$         MMCh$        MMCh$        MMUS$
Net Income Provida                                              32,252        33,330      34,007            47
- Net Income excluded gain of affiliated companies              23,995        22,827      24,295            34
- Equity in gain of foreign affiliated companies                 8,206        10,665      10,307            14
- Equity in gain of local affiliated companies                      52          (162)       (595)           (1)

Equity in Gain of Affiliated Companies/Net Income                 25.6%         31.5%       28.6%         28.6%

     Marketing and Sales

     General

     As is the case with all AFPs, Provida's activities are limited to offering only those products and services permitted under the Pensions Law. See "Item 4. Information on Provida--Business Overview--Government Regulation--Mandatory Benefits." As a result, Provida seeks to maximize its income by attracting and retaining affiliates and charging the fees permissible under the Pensions Law. Provida obtains its clients principally through its sales force, which targets potential affiliates who may be interested in transferring from another AFP as well as new workers who enter in the labor market for first time and need to be affiliated the AFP System. Provida also captures affiliates through its Pension Service Centers without sales agents intervention. Provida believes that its general marketing efforts, including direct marketing and other promotional activities, are instrumental in attracting affiliates through our sales force and Pension Service Centers.

     As the largest private pension fund manager in the Chilean AFP system, Provida seeks to capitalize on its broad name recognition in attracting new affiliates and retaining existing affiliates. Management believes that an important part of Provida's public image, has been the perception of moving to a "three blocks" corporate value concept: Experience, Capability and Trust, maintaining closeness with and disposition to service its clients. Additionally, reinforcing the above, Provida's prestige stems from its consolidated leadership over time, as well as the culmination of the integration process in the BBVA Group, a conglomerate leader in the Latin American private pension fund system, through the new corporate image carried out in March 2001. Provida also uses periodic informational mailings to supplement its marketing efforts and provides additional services by making its facilities available for community use. Additionally, recent promotional activities have reinforced Provida's technological capabilities and quality services. In 2002, and after 21 years from the creation of the Private Pension System, the most significant reforms in the Chilean Pension Industry began in connection to the management of voluntary pension savings and the multiple funds creation.

     In March 2002, the law that made flexible the mechanisms for voluntary pension savings came into force, giving new incentives of saving and permitting other financial institutions different from AFPs to administrate this service. Strong competition has been present through a wide range of pension saving plans offered by participating institutions, presenting significant differences for administration costs among them. In the specific case of Provida, it has highlighted for its low administration costs among AFPs, with an annual fee of 0.49% over assets under management. Additionally, and in the area of commercial strategy facing greater competitiveness in this business, Provida focused its efforts in capturing new clients, which implied opening accounts for new pension saving plans. The above was made with advertising support in written media and support elements for different channels of distribution.

     The Multiple Funds Law, partially in force in March of 2002 and in full force from August 1, 2002, has allowed affiliates to have five alternatives of investment to manage their pension savings, according to their risk preferences and age. Additionally, it has implied higher competitiveness among participants regarding voluntary pension savings by increasing the number of funds offered by AFPs, giving affiliates more attractive in terms of diversification. Additionally, Management considers that this represents an opportunity to obtain a greater approach and "loyalty" of its clients, through delivering a complete advisory assistance of this new process that allows to optimize his/her decision of saving. As regards change of funds and as it is appraised in the table bellow, Provida has led the change of Funds process and it continues developing advising assistance activities to satisfy necessities and preferences of its clients in the best way.

                         Total Changes of Funds of AFPs

                      Cotizantes as of   Number of Changes   % Changes regarding
                      September, 2002      October, 2002            Total
AFP Provida              1,432,269            296,896               37.7%
AFP Habitat               875,984             238,836               30.3%
AFP Cuprum                290,297              74,693                9.5%
AFP Summa Bansander       275,973              73,352                9.3%
AFP Santa Maria           394,437              71,328                9.1%
AFP Magister               65,738              19,206                2.4%
AFP Planvital              89,582              12,976                1.6%

Total                    3,424,280            787,287               100.0%

     Management considers that Provida transformed into great opportunities these changes that took place in the Private Pension Chilean Industry, supported in its experience, dimension, capacity, flexibility, innovation as well as support on its partners.

     Provida has demonstrated that it is prepared to develop these changes and to transform them into a real opportunity of future growth, through its leadership maintained from its creation.

     As regards distribution channels, it is important to point out that Provida's sales personnel and service offices are organized into eigth geographical districts throughout Chile: the North, North Center, Central, East Metropolitan, West Metropolitan, South Metropolitan, Mid-South and South regions.

     Branches and Telephone Service. Provida services its existing affiliate base through its branch system, telephone support centers and field visits by its sales personnel. Provida has maintained its leadership position in a heightened technological environment by offering the most extensive nationwide branch network in Chile with 77 inter-linked offices. Approximately 16.9% of the branches are located in the north region, 19.4% in the central-north region, 14.3 % central zone, 6.5% in east metropolitan of Santiago, 7.8% in west metropolitan, 6.5% in the south metropolitan, 11.7% in south center and 16,9% in the south region. The branches have a uniform style nationwide and vary in size according to the needs of the zone where they are located. The branches serve as deposit centers for monthly contributions, process deposits and withdrawals for voluntary savings accounts, initiate the process of retirement and pay the pensions. The branches provide information on individual accounts, the overall performance of the Pension Fund and various aspects of the pension fund system through specialized personnel and the provision of brochures as required by the SAFP. Adding to the above, and in order to increase its leading position and reinforce its quality service, Provida made an important technological investment during the period, destined to modernize its branch network and thereby improve customer relations and services, and has broadened the services offered by its web page (www.afpprovida.cl).

     During year 2002 a process intended to modernize branches was begun through externalization of collection and pension payments processes. This externalization was made in the most critical centers, allowing Provida focuses its efforts of assisting clients with specialized personnel, in order to increase the knowledge of their pension needs and satisfying them in the best way. Additionally and supporting the clearing of the Service Centers, is the implementation of self- consultant equipments "Provimaticos" in Provida branches of the main cities of the country, allowing affiliates to obtain rapidly their certificates and balance accounts.

     Provida provides its affiliates with telephone support through centralized telephone service with personnel specially trained for this purpose. Generally, Provida contacts its affiliates periodically to determine if they are satisfied with its services. Affiliates may obtain account and benefits information through this telephone network and can seek to resolve questions and problems concerning their accounts through customer service telephone representatives. Provida also has an "Interactive Voice Response System" (IVR) which allows affiliates and employers to access information in Provida's databases and to receive such information verbally using an ordinary touch-tone phone, without the assistance of customer service personnel.

     Services. Great strides have been made to improve even further the services that Provida furnishes to its affiliates. Five years ago, Provida began a process to supply its off-site customers with products offering better technology. The aim was to both improve client satisfaction with Provida's service and also optimize the position of the Provida brand. As part of this process, Provida has developed the following initiatives:

     - Gold Service. This is a service aimed at delivering special attention to an exclusive client portfolio assigning specialized account executives in pension area, through a personalized attention and using communication tools such as e-mail and telephone.

     - Interactive Internet Service. This service provides several options that enhance Provida's client support. The service involves the use of passwords and personal identification numbers (PINs), delivers online information about individual capitalization accounts and updates personal information. It also provides information to employers about their workers, the interest and inflation adjustments made on contributions and access to different areas within Provida. Additionally, Provida will incorporate in the short term the possibility of initiating the process of retirement in its web page, as well as, give affiliates access to information regarding the their pension application. In Internet, in December, 2002 a new web site was released with characteristics of a "Virtual Agency", which has a greater number of on line services. This has allowed even making financial transactions with a faster and more effective navigation for our users according to instructions issued by AFP's Superintendence in 1211 Act.

     - CD Gold. This CD includes retirement calculation software and software for employers. The retirement calculation software is a program that facilitates calculations of pension plan estimates at different stages for the legal retirement age (age 65 for men and age 60 for women) or early retirement, under different profitability and cost assumptions. The second program facilitates calculations of pension plan estimates and provides the planilla for contributions. On the other hand and due to the legal amendments, during 2002 the Pension estimate software was updated to simulate the date and the amount of the future pension. Also, it calculates a pension that has included voluntary pension savings and tax benefits associated to this alternative.

     - Provifono. This is an automated and personal pension consulting service for affiliates and employers by telephone, permitting to solve doubts about the pension's law and the old system. In second semester of 2002, line 800 Provifono was equipped with high technology, counting with tools like Lucent Centre Vu and a complete development of a new IVR (Interactive Voice Response).

     New services in the industry. Provida participates in PreviRed.com, a company created with the aim of providing electronic collections services for employers through the Internet, involving among others pension and health contributions. PreviRed.com began operations in August 2001, and is aimed at improving efficiency by simplifying the processing of payments and registration. In its first period of operations, PreviRed.com has incorporated important clients such as the health insurance companies (Isapres) and the government pension system (Instituto de Normalizacion Previsional, "INP").

     Additionally, in May 2001, the Unemployment Insurance Administration Law was passed. After a competitive bid in January 2002, this administration was finally granted to a consortium of all of the AFPs for 10 years, starting operations in August 2002. All AFPs' branches will provide services related to this new benefit through their nationwide network. Provida has a 37.8% participation in the new company and was granted the operational and technical support as well.

     In November 2001, Provida implemented a "Specialized Center for Voluntary Pension Savings", aimed to promote by phone (600-PROVIDA) the voluntary pension saving alternative to its "Gold" clients' portfolio (defined as affiliates with permanent salaries higher than 60 UF, approximately US$1,500 ), as well as answering requirements of clients; potential clients and the company's branches and maintenance staff. This center made up of highly trained customer service executives operated until November 2002. Later on, all pension saving requirements are assisted by stable channels which are also offered on Provida's web page , allowing each person interested in this issue to calculate his future pension including this alternative and the tax benefit associated. Finally, it is important to point out that line 600 allows the AFP to count on a channel of exclusive attention that focuses on relevant pension matters and contingency for a certain period of time. This service has been also used for extraordinary rescheduling of pension debts, voluntary pension saving and Multiple Fund start up among others.

     Additionally, in March 2002, the BBVA Group created a shared web-site for both Provida and its related Chilean company BBVA Banco BHIF, www.bbvaapv.cl, associated with voluntary pension savings, containing the description of the products, a calculation simulator and links connecting both companies' web-sites. Adding to that support there was a joint call center aimed at providing information about this new pension saving alternative.

     Provida's strategy continues to center on intensifying the optimization and development of new in-house services to each segment by establishing communication plans and programs within the context of on-site client assistance.

     New corporate image. On March 19, 2001, Provida modified its corporate image by replacing its traditional logo with the BBVA Group logo as the successful culmination of Provida's integration into the BBVA Financial Group, which is currently the leader in the private pension fund administration industry in Latin America. Provida performed this change after conducting several studies that concluded that the association of BBVA Group with Provida implied a higher international profile and stronger image, among other benefits, which generated positive expectations for future investments.

     Sales Force

     Provida has generally intended to maintain a sales force that enable it to maintain its dominant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, in 1997 Provida reached a maximum of 3,142 sales agents. Therefore and considering the high level of the industry sales force with its subsequent impact on commercial expenses stemming from a large number of transfers, not all them fulfilling the requirements, Circulars 998 and 999 from the SAFP were implemented. This implied establishing strict procedures regarding the transfers of affiliates between AFPs as well as concerning sales force hiring. As a consequence of the reduction in transfers due to the above, Provida's sales force diminished 51.1% in comparison to its 1997 level, falling to 1,536 sales agents at the end of 1998, while in 1999 a further 31.6% reduction resulted in a year-end sales force of 1,050 sales agents. Additionally, following this trend and according to a strategy focused on fee competition instead of commercial efforts, in the year 2000 the sales force decreased 14.5% to 898 sales agents regarding 1999 and diminished 25.9% to 665 in the year 2001 compared to the year 2000. Finally, in 2002 sales agents were reduced to 652 (2%) compared to 2001. At December 31, 1997, Provida's sales force constituted 18.4% of the total sales force in the AFP industry, whereas at December 31, 1998, 1999, 2000, 2001 and 2002 Provida's sales force constituted 24.2%, 29.6%, 30.0%, 25.7% and 23.5% of the sales force in the AFP industry, respectively. See "Item 6. Directors, Senior Management and Employees--Employees".

     The following chart compares the relative sizes of the sales force of Provida against its four largest competitors and the remaining AFPs as of December 31, 2001, 2002 and March 31, 2003:

                                      Total AFP Sales Force
                                          (percentage)
                                                              As of December    As of December    As of March
                                                                 31, 2001          31, 2002        31, 2003
Provida                                                           25.67%            23.50%          24.71%
AFP Summa Bansander                                               17.72%            16.65%          17.44%
AFP Habitat                                                       12.77%            11.64%          11.79%
AFP Santa Maria                                                   11.15%            17.55%          13.57%
AFP Cuprum                                                        13.93%            13.27%          13.88%
Other AFPs                                                        18.76%            17.26%           18.6%

Total AFP Sales force (number of salespersons)                    2,591             2,775            2,586

     Unlike some of its competitors, Provida has not focused its marketing efforts on any specific industry or region. Each salesperson is assigned to cover certain businesses within a specific geographic coverage area. Sales personnel have a visiting program aimed at covering different businesses, companies and institutions in order to present Provida to new workers to achieve their incorporation, as well as to encourage affiliates to transfer from other AFPs. During regularly scheduled visiting programs, salespersons emphasize Provida's size, longevity, industry prominence and reputation for quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

     In the second half of 1997, a specialized sales force named the "Gold Sales Force", whose main goal was to target the high-income segment of the market, began operations. The Gold Sales Force began to show results in 1998, evidenced by an increase in the average salary of cotizantes and the retention of most of the clients that Provida acquired from its acquisitions of AFP Union and AFP Proteccion (for a description of these acquisitions, see "Item 4. Information on Provida"). After 1998, regulatory changes and a trend towards smaller sales forces in the AFP industry resulted in a change in strategy focused on higher income segments. Provida, therefore, abandoned the concept of the Gold Sales Force, which was no longer necessary and replaced it with a Gold Service comprised of specialized personnel trained to attend to the needs of Provida's high-income affiliates.

     Salespeople are paid a base salary and commissions. Generally, the base salary is approximately equal to the legal minimum wage. Salespeople earn commissions at a rate based on the age, gender, salary and permanency of the affiliates they attract to Provida. To include the last commission concept, in September 1999, Provida changed its labor contract with its sales force to reduce the commission rate it pays, as well as to link such commissions to the retention of affiliates. In Chile, a salesperson is an exclusive employee of the AFP and is registered with the SAFP. The conduct of salespeople is also monitored by the SAFP and are subject to censure for violating standards of conduct established by the SAFP. The Pensions Law does not allow for independent sales agents who may market the products of various AFPs.

     Provida's sales personnel meet regularly with supervisors to analyze the strategy and coverage of potential customer opportunities. Since the implementation of SAFP Circulars 998 and 999, the turnover rate of Provida's sales force has decreased and Provida has modified its commercial strategy to address the turnover rate of its sales force by bolstering its human resources and other operating and administrative areas. Provida developed intensive training and preparation programs with the main objective of improving knowledge of the Pensions Law, as well as new sales techniques and arguments centered on delivering excellent service to its clients. Advertising in various domestic and national media is used to supplement the efforts of the sales force. Advertising must conform to SAFP standards, and copies of advertisements must be sent to the SAFP.

     A substantial and increasing number of affiliates had been changing AFP affiliations until 1997 as a consequence of a regulation that became effective in April 1995 (the "1995 Regulation"), which facilitated transfers by reducing the number of transfer rejections. To transfer to another AFP, an affiliate only needed to complete a form that was sent to the former AFP. Regulations introduced at the end of 1997, through SAFP Circulars 998 and 999, stated that an affiliate who intends to change his or her AFP must present a photocopy of his or her identification card and the latest investment statement issued by the AFP containing the balance of his or her individual capitalization account (which is distributed every four months). If the affiliate does not have a copy of the investment statement, he or she must acquire a copy, which requires visiting a branch of the affiliate's AFP office in person. A transfer may be accepted or rejected for technical reasons defined by the SAFP and based on the fulfillment of (or non-compliance with, in the case of rejections) certain requirements. The main reasons for the rejection of transfers throughout the industry are technical such as the failure to fulfill the minimum permanence period in an AFP from which an affiliate wishes to transfer, the lack of an identification card photocopy or the failure to provide the latest investment statement.

     During Fiscal Years 1998,1999, 2000 and 2001 approximately 696,000, 489,000, 254,500, and 225,000 respectively, of total contributors in the industry as a whole changed AFPs. These changes resulted in reductions of 30%, 48% and 12% for Fiscal Year 1999, 2000 and 2001, respectively regarding to the previous period. These reductions in transfers of affiliates between AFPs have resulted in a significant decrease in the number of sales agents in the industry and a corresponding reduction in sales expenses, which halted the trend experienced in recent years, in which sales and marketing efforts had accounted for an increasing percentage of operating costs.

     During Fiscal Year 2002, opposite to the tendency followed in previous years, the number of transfers increased 7% in comparison to 2001, reaching approximately 240,000 affiliates, or 7% of total average of contributors. This evolution was due to the law that came into force regarding new products authorized to the Pension Fund industry, the Voluntary Pension Savings (APV) and the Multiple Funds. The advertising made by all AFPs as well as the government support to these new products, implied an strong encouragement to the workers regarding to increase the knowledge about their capitalization accounts and the destine of their funds. The above meant that sales force focused their efforts on disseminating these new products and promoting their AFPs in order to induce affiliates transfers. Likewise, even tough the number transfers increased, Provida's sales force decreased, evidencing a higher productivity.

     Provida's total sales and marketing expenditures, expressed in constant Chilean pesos as of December 31, 2002, increased from Ch$5.5 billion for the twelve months ended December 31, 1990, which was immediately prior to the beginning of a period of greater competition in the AFP industry, to Ch$19.6 billion in Fiscal Year 1997, which was the peak of commercial expenditure and competition in the AFP Industry. In Fiscal Year 1998, the year in which regulatory changes were implemented to reduce client transfers, Provida's sales and marketing expenditures decreased to Ch$17.5 billion. Following this latest trend, Provida's sales and marketing expenditures in Fiscal Year 2000 were Ch$10.0 billion for the fiscal year 2001 was Ch$9.9 billions (figure that includes the cost of image change) and in Fiscal Year 2002 they reached Ch$8.0 billion . Provida has continued to pursue a policy aimed at rationalizing the number of transfers and sales expenditures. In figures, sales and marketing expenditures as a percentage of fee income decreased from 19.5% in Fiscal Year 1999 to 11.4%, 10.8% and 8.6% in Fiscal Year 2000, 2001 and 2002 respectively.
This move was also complemented by an aggressive policy of optimizing new affiliations.

     Provida during 2002 continued its consolidation of leadership in the Chilean pension industry, transforming into opportunities several changes occurred in the pension system, reflected by an increase in its market share in terms of contributors from an average of 40.93% in 2001 to 41.69% in 2002. Also, the Company increased the number of subscribed transfers of 6% in comparison to 2001 due to a higher productivity of its sales force. Complementing Provida's strategy refereed to profit and rationalize transfers, is the focus on emphasizing capture of new affiliations; strategy that allows to continue optimizing the possibilities of future growth of recurrent business of the Administrator, catching 88,696 new affiliations, figure that represents a 50% of market share. Finally, it should be pointed out regarding to transfers and affiliations evidence the higher productivity reached by the Company's sales force, considering that Provida reduced its sales staff in 8.9% regarding 2001.

     Government Regulation

     All AFPs are subject to extensive and continuous regulatory review. The principal authorities that regulate AFPs in Chile are the SAFP, the Central Bank, the Superintendencia de Valores y Seguros (the "SVS") and the Rating Commission. AFPs are primarily subject to the Pensions Law and, to the extent not inconsistent therewith, to the Chilean Companies Law. The principal regulator is the SAFP; however, AFPs are also regulated by the Central Bank, which by law is required to set the limit on permitted investment for AFPs within the range established by the Pensions Law. In addition, AFPs that are listed on a stock exchange are regulated by the SVS, which regulates the securities and insurance industries. Finally, the Rating Commission determines whether securities qualify as acceptable for pension funds investment.

     The SAFP

     General. The SAFP, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling AFPs. The SAFP authorizes the creation of new AFPs, mergers of the existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, the SAFP has the ability to impose sanctions, such as censures and fines and in extreme cases, it may order the liquidation of an AFP. In addition, any amendment of the by-laws of an AFP such as capital increases, is subject to the SAFP's approval.

     Frequently during the year, SAFP officers inspect the facilities of AFPs and examine their records. AFPs are required to submit their quarterly financial statements to the SAFP to provide periodically extensive information regarding their operations to the SAFP. The annual report of an AFP, including financial statements for the fiscal year and the opinion of its independent auditors, must be submitted to the SAFP for review before March 1 of the following year.

     Limitations on Types of Activities. According to the Pensions Law, the corporate purpose of an AFP is unique and exclusive: the administration of its pension funds and the provision of related benefits. The above includes the collection of mandatory and voluntary contributions made by affiliates to pension funds, crediting those contributions to each individual capitalization account and the investment of those contributions in securities according to the rules established under the Pensions Law.

     Legal amendments introduced to the Pensions Law in March 1994 allowed an AFP, upon prior written authorization from the SAFP, to set up affiliated companies in Chile that may: (i) provide services related to the business of the AFP to companies operating abroad and (ii) invest in foreign pension fund management companies or in foreign companies engaged in business related to pension issues abroad. Additionally, AFPs were authorized to constitute a subsidiary aimed to invest in companies that act as depositaries of securities. Following this authorization, all AFPs participated in the constitution of Inversiones DCV S.A., where Provida has a 23.14% interest.

     The Law on Unemployment Insurance, enacted on May 2001, authorized AFPs to participate in the tender on the Unemployment Insurance Administration and, if applicable, to set up an affiliated company that administrates the Unemployment Funds. This society is also subjected to supervision by the SAFP. The Unemployment Insurance Management tender bases were published in November 2001, and all AFPs participated as a consortium that was finally awarded the insurance management for 10 years, presenting the best offer in terms of technical and economic issues. Provida participates in the new company, "Administradora de Fondos de Cesantia de Chile S.A." constituted in March 2002, with a stake of 37.8% and was awarded the operational and technical support of this company.

     Insurance. Each AFP is required by the Pensions Law to provide life and disability benefits to each affiliate. The SAFP establishes regulations with respect to the AFPs' insurance contracts. See "Item 4. Information on Provida--Business Overview--Government Regulation--Mandatory Benefits--Life and Disability Benefits."

     Reserves. The Pensions Law requires that each AFP must maintain a reserve fund ("encaje") equal to 1% of the value of the pension funds under management. Accordingly to the Pensions Law, more than two violations of this rule within a six-month period will result in the liquidation of the offending AFP. The encaje is calculated in accordance with instructions issued by the SAFP on the value of the pension fund two days before the calculation. Since March, 1995, the Pensions Law required the AFPs to invest this encaje in shares of the pension funds managed by the AFP. See "Item 4. Information on Provida--Business Overview--Government Regulations--Reserves."

     Dissolution and Liquidation of AFPs. Any AFP that fails to cover the difference between the legal minimum pension fund real return and the pension fund's real return obtained by investments, or that does not replenish the encaje within the established time limits, will be dissolved under the Pensions Law.

     Once the AFP is dissolved or declared bankrupt, the AFP's affiliates have ninety days to join another AFP. If an affiliate does not do so, a receiver appointed by the SAFP must transfer that affiliate's individual account balances to another AFP in accordance with certain rules.

     If an AFP must be dissolved for any reason, the liquidation of that AFP will be carried out by the SAFP. For such matters, the SAFP is vested with all necessary legal powers to liquidate the assets of such AFP.

     Under the Pensions Law, contributions made to an AFP are guaranteed by the Chilean government. If an AFP is liquidated and enough funds do not exist upon liquidation to cover the required minimum return of pension funds, the government of Chile will step in and pay the difference.

     Fund Investment Controls. The Pensions Law limits the investment options of a pension fund. The sole objective of investments made with resources of a pension fund is to obtain an adequate return and maintain the security of such resources. Other than securities issued by the Chilean government, the Central Bank and Chilean government agencies, and to a limited extent, qualified equity securities, instruments purchased for a pension fund must be previously approved by the Rating Commission.

     The Central Bank is in charge of establishing maximum investment limits by type of securities and by issuer for the pension funds, within certain defined ranges. The Central Bank cannot establish minimum investment limits. See "Item
4. Information on Provida--Business Overview--Government Regulations--Pension Fund Investments."

     Conflicts of Interest. Directors, officers and all employees involved in the investment process must file reports to the SAFP disclosing their investments in eligible securities and cannot use information related to the investments of the pension fund for their own or a third party's benefit. By law, the AFP or the people mentioned above must indemnify the pension fund for any damages caused to it by the misuse of confidential information.

     Funds Return Requirements. The Pensions Law requires that each AFP must ensure each month that the real return on investment of each of its pension funds C, D and E for the immediately preceding thirty-six months was not lower than the lesser of (a) the annual real average weighted return of all pension funds, less 2% and (b) 50% of the annual real average weighted return of all the corresponding pension funds. For Pension Funds A and B, the law requires that each AFP must ensure each month that the real return on investment of each pension fund for the immediately preceding thirty-six months was not lower than the lesser of (a) the annual real average weighted return of all pension funds, less 4% and (b) 50% of the annual real average weighted return of all the corresponding pension funds. Returns on investments are calculated based on the performance of the system's pension funds in the preceding thirty-six months according to a weighted formula established by law. This requirement has been in force since November 1, 1999 and was amended in February 2002 by Law 19,795 on Multiple Funds. Prior to that date the performance period was twelve months long; however, beginning on November 1, 1999, the performance period was to increase by one month every month so as to reach thirty-six months by October 2002.

     The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, also to the laws and regulations applicable to the private sector. It is governed and administered by a Board of Directors composed of five members appointed by the President of the Republic and requiring a "special majority" vote of the Chilean Senate to be elected. For a further description of the Central Bank's regulation of Provida. See "Item 4. Information on Provida--Business Overview--Pension Fund Investments" and "Item
10. Additional Information--Exchange Controls."

     The SVS

     The SVS is an independent governmental organization that supervises, regulates and controls the Chilean capital markets. As an open corporation listed on the Chilean stock exchanges, Provida is subject to the supervision, regulation and control of the SVS.

     The Rating Commission

     The Rating Commission is composed of the pension, securities and banking superintendents and representatives of the AFP industry. Its main objective is to determine whether securities qualify as acceptable for pension funds investment.

     Mechanics of the System

     General. AFPs are required by law to be single purpose companies. The services they provide include the collection of affiliate contributions, the management of individual capitalization accounts, the investment of the affiliate contributions into one of the Pension Funds managed by the AFP, the provision of life and disability benefits for affiliates and the provision of specified defined pension and retirement benefits. AFPs are required to enter into insurance contracts with licensed Chilean insurance companies whereby these companies insure the obligation of the AFP to provide life and disability benefits.

     In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately US$120,000), which increases based on the number of affiliates up to UF20,000 (approximately US$480,000) for AFPs with over 10,000 affiliates.

     Required Affiliation. Membership in the pension fund system is obligatory for all dependent workers and voluntary for self-employed individuals. Members of the armed forces, foreign workers who can demonstrate that they are part of another social security system and approximately 429,000 workers who elected to remain in the old system are not required to participate in the private system. Each AFP also administers a separate private unemployment account in the fund for household workers, such as maids or housekeepers. Additionally, according to the Unemployment Insurance Management law passed in May 2001 and its tender bases published in November 2001, all AFPs participated as a consortium that finally was awarded the insurance management for 10 years, presenting the best offer in terms of technical and economic issues. Provida participates in the new company "Administradora de Fondos de Cesantia de Chile S.A." constituted in March 2002, with a stake of 37.8% and was awarded the operational and technical support of said company.

     AFPs compete actively for the membership of workers in Chile, who may choose to be affiliated with only one AFP to administrate its pension funds at a time. Although membership in the system is obligatory for employees, affiliation is individual (as opposed to collective or through an employer), giving the individual full discretion both in selecting an AFP initially, as well as in transferring from one AFP to another. At present, transfers between different AFPs are free of cost to affiliates, and the only restriction is a limit of one transfer every six months. No AFP may reject a properly-documented request by a worker to transfer to another AFP.

     Required Contributions. Employers are required to retain and transfer 10% of each employee's gross pre-tax monthly salary to the AFP selected by the employee. The maximum amount of salary subject to the 10% mandatory contribution is UF60 per month (approximately US$1,500). The AFP uses these sources to buy shares in one of the five pension funds managed and has been chosen by the affiliate. Those funds are credited to a special individual account opened and maintained by the AFP (the "individual capitalization account"). These contributions are tax deductible, although affiliates pay income tax on their pensions at the time of withdrawal.

     Affiliates can also make voluntary additional contributions into their individual capitalization accounts, which are invested in shares of the same fund that the affiliate has elected for mandatory contributions. The overall monthly tax-deductible limit on mandatory and additional voluntary contributions is the lower than UF60 or the actual salary of the affiliate if it is lower. In this aspect it has to be mentioned that the measures approved in order to liberalize the Chilean capital market, among others, allowed for the flexibilization of mechanisms for voluntary pension savings. The above implied tax benefits for this kind of savings, the alternative to be able to use the funds before the retirement and opening up the participation in this business to other entities besides AFPs.

     Monthly contributions deducted from wages are made directly by a worker's employer, who is required to file a planilla with each AFP that has accounts for employees of such employer within 10 days of the beginning of the following month. The planilla identifies each worker for whom a contribution is being made and the amount of the contribution. The employer provides a check or cash to the AFP in the aggregate amount of contributions made for the affiliated employees. Self-employed workers who elect to contribute an AFP file their own planillas with their AFP together with a check or cash for the contribution amount and related fees.

     Mandatory contributions are only required for a month in which an affiliate has actually earned wages. Affiliates who have made a contribution in a current month are called cotizantes. Self-employed individuals who voluntarily become affiliates are not obligated to make monthly pension contributions regardless of whether they have perceived income for that month. The decision regarding the timing and amount of a self-employed affiliate's contributions is at the discretion of the affiliate, but such contributions are subject to the same UF60 maximum monthly limit described above.

     The value of the shares in each fund is determined and published daily, based on the current prices for the fund's investments calculated in accordance with regulations established by the SAFP. The objective of these regulations is to generally revalue the investments daily to reflect their current market value.

     Since August 2002, the alternatives increased from two to five funds, allowing affiliates to choose among them according to their preferences and degree of risk aversion. The new five funds labeled Funds A, B, C, D and E, differ mainly in the proportion of variable income equity that they are allowed to hold. The main characteristics of each fund are as following:

                                Variable Income Investment Limit
         ------------------------------------------------------------
            Type of Fund        Maximum %            Minimum %
         ------------------------------------------------------------
                 A                 60%                  45%
                 B                 50%                  35%
                 C                 30%                  15%
                 D                 15%                   5%
                 E             Not allowed          Not allowed

     In the event of the death or permanent disability of an affiliate prior to retirement, an AFP must pay into the affiliate's individual capitalization account an amount (known as an aporte) that, together with amounts accumulated in the affiliate's account and the amount paid pursuant to any recognition bond that the AFP holds for such affiliate, will be sufficient to provide for the present value of all pensions to which the affiliate or his legal beneficiaries are entitled. In order to guarantee that sufficient funds are available for an AFP to make the payment of an aporte, as required by the Pensions Law, each AFP is obligated to purchase insurance to cover this obligation and pays insurance premiums to a licensed life insurance company in Chile that effectively insures 100% of the responsibility. Under the Pensions Law, the AFP remains liable if the insurance company becomes insolvent and cannot pay the aporte. The selection of the insurance company is determined by a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms.

     Mandatory Benefits

     Under current law, all AFPs must provide each of their affiliates with specified benefits computed pursuant to formulae set forth in the Pensions Law and regulations thereunder. Chilean law specifies certain minimum benefits for all workers; however, the greater the amount of funds contributed to an individual capitalization account, the greater the amount of the monthly benefit for the affiliate or beneficiaries will be upon retirement, death or disability.

     Under current law, each AFP must provide to each of its affiliates with the following:

     -    An old age pension;

     - Life and disability benefits that provide the affiliate or the affiliate's beneficiaries with specified benefits in the event of the affiliate's death or disability prior to retirement;

     - A voluntary savings account that allows affiliates to make additional cash contributions to one of the Pension Funds managed by their AFP; and

     - The voluntary pension savings alternative that allows affiliates to make additional contributions to one of the Pension Funds managed by their AFP in order to improve their future pensions.

     AFPs are not required to provide workers' compensation benefits in the event of injuries related to employment. Under the workers' compensation law, these workers' compensation benefits are paid by certain legally created mutual corporations, which are funded principally through employer contributions.

     Old-Age Pension Benefits. Under the Pensions Law, each AFP must provide specified types of old age pension benefits to its affiliates who meet the legal requirement for retirement. Affiliates may retire and receive an old age pension when they have reached the age stipulated by law (60 years old for women and 65 years old for men), or before such ages if the affiliate has fully funded a pension equal to or greater than 50% of the affiliate's average real salaries subject to contributions over the last ten years and which would pay a monthly amount at least equal to 110% of the legal minimum pension. The Chilean government guarantees a minimum level of old-age pensions for all AFP affiliates who have paid contributions over at least 20 years (including any years under the old system) and have reached the age designated by law. In the event that contributions of an affiliate into his/her individual capitalization account together with the payment under any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate's individual capitalization account until the account is exhausted.

     At retirement, the affiliate chooses among three options for receiving his/her pension benefits: an immediate life annuity, a deferred life annuity, and a "programmed withdrawal" plan. In the first case, the affiliate selects an insurance company, which will pay the affiliate a monthly fixed income (i.e., an annuity) for the remainder of the affiliate's life in exchange for a lump sum payment from the affiliate's individual capitalization account. For the affiliate to select this alternative, the insurance company must offer a pension equal to or superior to the minimum pension in effect at the time of retirement. In the second case, the affiliate purchases a life annuity plan from an insurance company, to begin at a date specified in the future, leaving the remainder of funds in the individual capitalization account for an interim pension which covers the period from the time the individual selects this option until the annuity payments begin. In the third case, the affiliate keeps his/her funds deposited in his/her individual capitalization account in the AFP, and withdraws a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as life expectancies. The amount of the affiliate's monthly pension under the programmed withdrawal plan is recalculated every twelve months based on shares remaining in the affiliate's individual capitalization account and the variables described above. In the event that such amounts fall below the minimum pension level, the government guaranty applies if it corresponds. If the affiliate selects the programmed withdrawal plan, he/she always maintains the possibility to switch to a life annuity plan; however, once the affiliate chooses to transfer the savings in his/her individual capitalization account to an insurance company in exchange for a life annuity, the affiliate may no longer return to the programmed withdrawal plan.

     All pension obligations that are to be paid by an AFP through programmed withdrawals from the individual capitalization account, are expressed in shares of the AFP's managed pension funds. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no ongoing financial obligations regarding the insurance company's annuity. In the case of bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the amount of the legal minimum pension and 75% of the maximum contribution (corresponding to UF 60 or approximately US$1,500, meaning a maximum of UF 45 or approximately US$1,100). See "Item 4. Information on Provida--Business Overview--Government Regulation --Government Guarantees".

     In addition to the old-age pension, affiliates who have funded their individual capitalization accounts in an amount sufficient to generate a pension that is in excess of

70% of their average real base salaries subject to contributions over the last ten years and would be in excess of 120% of the legal minimum pension are entitled to withdraw and freely use all excess amounts after applying the corresponding tax rate.

     Life and Disability Benefits. Each AFP is required to provide specified life and disability coverage to each affiliate who has made contributions to an individual capitalization account in the current month or for six of the twelve previous months. Under law, the AFP must enter into a contract with a licensed Chilean insurance company that insures the obligation of the AFP to provide such benefits to the extent that these can not be covered with the funds of the affiliate's individual capitalization account. Under the life benefits provided to an affiliate, the legal beneficiaries of an affiliate who dies prior to reaching retirement age are entitled to elect to receive either programmed withdrawals from the affiliate's individual capitalization account, a lump sum designed to purchase an annuity, or a combination of both. The amount of the monthly payment to which a beneficiary is entitled to is calculated baseon the affiliate's average salary over the prior ten years. Designated legal beneficiaries include the affiliate's wife or disabled husband, unmarried mother of a child of the affiliate, children of the affiliate and dependent parents of the affiliate.

     Disability benefits are provided to those workers who have not reached the legal retirement age and have been certified by a government medical commission (a "Medical Commission") designated by the SAFP to have had their working capacity diminished by at least 50%. The aimed of the disability benefits is to provide to the disabled affiliate and, after the affiliate's death, to the affiliate's legally-appointed beneficiaries with an amount necessary to receive programmed withdrawals from the affiliate's account or to purchase a life annuity or a combination of both that will provide said workers with specified monthly disability benefits.

     Under the Pensions Law, an affiliate is entitled to disability pensions as a result of a partial disability prior to retirement (loss of between half and two-thirds of working capacity) or a total disability (loss of in excess of two-thirds of working capacity). In the case of partial disability, the pension is equal to 50% of the average monthly salary subject to contributions of the disabled affiliate for the prior ten years or such shorter time as the affiliate was in the labor force, adjusted for inflation. For affiliates who become totally disabled prior to retirement, the disability pension is equal to 70% of said average.

     By law, a Medical Commission makes a preliminary determination of partial or total disability (invalidez transitoria). Three years later, a determination is made by the Medical Commission as to whether to classify the disability as a partial or total permanent disability (invalidez definitiva). Pending such final determination, an interim pension benefit is paid to the affiliate by the insurer selected by the AFP.

     In the case of lump sum payments used to purchase an annuity for the life and disability benefits, either the affiliate or his/her beneficiaries, select a licensed Chilean insurance company to provide the annuity benefit. The AFP makes payment of the lump sum directly to such designated insurer for the benefit of the recipients and such insurer is thereafter obligated to make all future annuity payments, while the AFP has no further obligation to the affiliate or his/her beneficiaries once the lump sum payment has been transferred.

     Voluntary Savings Accounts. AFPs also offer to affiliates the option to establish a voluntary savings account in which an affiliate may make deposits as often as desired. Withdrawals from the account may be made by an affiliate as needed, up to four times a year, with no prior notice required to effect a withdrawal. The amounts deposited in a voluntary savings account are invested in shares of the same elected fund for mandatory monthly contributions administered by the AFP and accumulate value based on the overall performance of the fund. Unlike the mandatory monthly contributions into the individual capitalization account, contributions into voluntary savings accounts are not tax-deductible. Accumulations in value are not taxed until withdrawn.

     Voluntary Pension Savings. AFPs also offer affiliates the option to establish a voluntary pension savings account in which affiliates make monthly deposits previously determined in order to improve their future pensions. Like the monthly mandatory contributions into the individual capitalization account, contributions into voluntary pension savings accounts are tax-deductible. Withdrawals from the account may be made by affiliates, assuming a higher tax cost compared to their effective annual tax rate as defined by a formula. The amounts deposited in a voluntary pension savings account are invested in shares of any fund managed by the AFP, independent of the ones where the affiliates make their mandatory contributions and accumulate value based on the overall performance of the elected funds. Additionally, this service is open to other authorized institutions different from AFP and the AFP has the obligation of transferring funds to them if an affiliate so requests, being able to charge a fixed fee for the procedure. Provida started offering this new service in March 2002.

     Fees and Commissions

     Under the Pensions Law, an AFP is permitted to charge a fee for (i) mandatory contributions into the affiliate's individual capitalization account to fund his/her old age pension; (ii) voluntary savings withdrawals; (iii) transfer of account balances from another AFP; (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) described above. Provida began charging a fee in connection with (iv) and (v) above on July 1, 2000 and in March 2002, respectively. See "Item 4. Information on Provida--Business Overview--Principal Activities--Service Fees."

     Pension Fund Investments

     Under the Pensions Law, each pension fund is a separate legal entity from the AFP, immune to the financial well-being of the AFP. In the event of a bankruptcy of an AFP, the SAFP assumes control of the fund and affiliates have 90 days to transfer the funds of their individual capitalization accounts to a different AFP. At the end of 90 days, the custodian of the fund appointed by the SAFP transfers all remaining accounts to another fund that the custodian designates.

     The following table sets forth the permitted investments for Type A,B, C, D and E Pension Funds, the limits for such investments and the breakdown of current valuation of investments of all pension funds in the industry and of Provida's Pension Funds as of December 31, 2002:

                                                                               Provida's Pension
                                                              Industry as of      Fund A as of
Instrument                                                   December 31, 2002 December 31, 2002
--------------------------------------------------------------------------------------------------
Government bonds............................................        7.5%               5.6%
Mortgage bonds..............................................        2.4                0.0
Time deposits (CDs) and other financial institution
obligations.................................................       13.9               18.9
Private & corporate bonds...................................        1.1                1.3
Company stocks..............................................       30.7               34.2
Low ownership concentration companies.......................       13.0               12.2
Real estate companies.......................................        0.0                0.0
High ownership concentration companies......................       17.7               22.1
Investment fund shares......................................        3.4                2.3
Real estate.................................................        1.3                1.4
Venture capital.............................................        0.5                0.3
Publicly traded securities..................................        1.7                0.5
Commercial paper............................................        0.0                0.0
Foreign investments.........................................       40.8               37.8


                                                                               Provida's Pension
                                                              Industry as of      Fund A as of
Instrument                                                   December 31, 2002 December 31, 2002
--------------------------------------------------------------------------------------------------
Government bonds............................................       22.7%              23.2%
Mortgage bonds..............................................        9.4                7.6
Time deposits (CDs) and other financial institution
obligations.................................................       18.2               18.9
Private & corporate bonds...................................        4.1                2.7
Company stocks..............................................       17.2               20.6
Low ownership concentration companies.......................        7.3                7.6
Real estate companies.......................................        0.0                0.0
High ownership concentration companies......................        9.9               13.0
Investment fund shares......................................        2.8                2.4
Real estate.................................................        1.2                1.5
Venture capital.............................................        0.4                0.3
Publicly traded securities..................................        1.3                0.6
Commercial paper............................................        0.0                0.0
Foreign investments.........................................       25.7               24.7

                                                                               Provida's Pension
                                                              Industry as of      Fund A as of
Instrument                                                   December 31, 2002 December 31, 2002
--------------------------------------------------------------------------------------------------
Government bonds............................................       29.1%              25.1%
Mortgage bonds..............................................       10.7                8.3
Time deposits (CDs) and other financial institution
obligations.................................................       24.4               31.6
Private & corporate bonds...................................        7.6                7.8
Company stocks..............................................        9.7                9.4
Low ownership concentration companies.......................        4.0                3.4
Real estate companies.......................................        0.0                0.0
High ownership concentration companies......................        5.7                6.0
Investment fund shares......................................        2.4                2.6
Real estate.................................................        1.4                1.6
Venture capital.............................................        0.4                0.4



Publicly traded securities..................................        0.6                0.6
Commercial paper............................................        0.0                0.0
Foreign investments.........................................       16.0               15.2

                                                                               Provida's Pension
                                                              Industry as of      Fund A as of
Instrument                                                   December 31, 2002 December 31, 2002
--------------------------------------------------------------------------------------------------
Government bonds............................................       38.7%              44.7%
Mortgage bonds..............................................       14.9               16.0
Time deposits (CDs) and other financial institution
obligations.................................................       18.7               16.1
Private & corporate bonds...................................        7.5                4.3
Company stocks..............................................        6.3                5.5
Low ownership concentration companies.......................        2.7                2.0
Real estate companies.......................................        0.0                0.0
High ownership concentration companies......................        3.5                3.5
Investment fund shares......................................        1.5                2.6
Real estate.................................................        0.8                1.6
Venture capital.............................................        0.2                0.4
Publicly traded securities..................................        0.4                0.6
Commercial paper............................................        0.0                0.0
Foreign investments.........................................       12.6               10.8

                                                                               Provida's Pension
                                                              Industry as of      Fund A as of
Instrument                                                   December 31, 2002 December 31, 2002
--------------------------------------------------------------------------------------------------
Government bonds............................................       44.6%              52.1%
Mortgage bonds..............................................       14.9               16.5
Time deposits (CDs) and other financial institution
obligations.................................................       26.9               24.3
Private & corporate bonds...................................        1.1                1.3
Company stocks..............................................        7.9                5.3
Low ownership concentration companies.......................        0.0                0.0
Real estate companies.......................................        0.0                0.0
High ownership concentration companies......................        0.0                0.0
Investment fund shares......................................        0.0                0.0
Real estate.................................................        0.0                0.0
Venture capital.............................................        0.0                0.0
Publicly traded securities..................................        0.0                0.0
Commercial paper............................................        0.0                0.0
Foreign investments.........................................        5.7                1.8

     Reserves

     The Pensions Law stipulates that each AFP must maintain an encaje equal to one percent of the value of each of its pension funds under management. The encaje is calculated in accordance with instructions issued by the SAFP, and corresponds to the value of each pension fund two days prior to the calculation. Since June 1995, the Pensions Law has required AFPs to invest this encaje in shares of the respective Pension Fund managed by the AFP. This legislation is aimed at eliminating potential conflicts of interest that could exist between investment decisions relating to an AFP's portfolio of securities held as reserves and those relating to the portfolio in which the Pension Funds are invested.

     The purpose of the encaje is to provide a cushion in the event that the performance of a specific Pension Fund drops below the required minimum level of return. Currently, for C, D, E Pension Funds, this level is the lesser of
(a) the annual real weighted average return for the last 36 months of the same type of Pension Funds in the system less 2% and (b) 50% of the average annual real return for the last 36 months of the same type of Pension Funds in the system. The minimum level for A and B Pension Funds is the lesser between (a) the annual real weighted average return for the last 36 months of the same type of Pension Funds in the system less 4% and (b) 50% of the average annual real return for the last 36 months of the same type of Pension Funds in the system.

     The annual real average returns are calculated by the SAFP according to a weighted formula established by law. If, for a certain month, the Pension Fund's annual real return on investment falls below the minimum return, the difference is transferred first from the Pension Fund's own reserve for fluctuation on investment returns. If this procedure is not sufficient, then the remaining difference is transferred from the AFP's encaje.

     A Pension Fund's reserve for fluctuation on investment returns is a reserve that is created if there are excess returns on fund investments above specific levels. Excess returns on investment arise when, for C, D, E Pension Funds, this level is the higher of (a) the annual real weighted average return for the last 36 months of the same type of Pension Funds in the system plus 2% and (b) 50% over the average annual real return for the last 36 months of the same type of Pension Funds in the system. The level for A and B Pension Funds is the lesser between (a) the annual real weighted average return for the last 36 months of the same type of Pension Funds in the system plus 4% and (b) 50% over the average annual real return for the last 36 months of the same type of Pension Funds in the system. for each Pension Fund. Since the beginning of the operation of the pension system, only one AFP has generated sufficient excess returns to constitute a fluctuation reserve.

     The above mentioned is applicable since 12 months of funds operation.

     In the event that the Pension Funds managed by an AFP fail to achieve the required minimum level of investment return, the AFP is required to cover the difference within five days of such determination by the SAFP. If reserves are used to fund any deficit in the required return, the AFP must replenish the reserves within fifteen days thereafter. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SAFP.

     Collections

     In the case that an employer fails to make the correct payment or fails to pay contributions, Provida is obligated to take diligent legal steps to collect such amounts. In such cases, Provida must file a lawsuit within six months of non-payment and actively pursue the lawsuit until payment is received or a court makes a final determination with respect to such payments. Provida has approximately 35 employees who manage the legal process and initiate collection efforts. Additionally, Provida hires lawyers throughout the country to provide legal services when a lawsuit must be initiated. As long as it acts diligently, Provida is not under any obligation to make a refund of the contributions that an employer has failed to provide. It should be pointed out that Provida has never been held liable for failing to diligently pursue delinquent employers.

     Record-keeping

     Provida must maintain complete records of the accounts of each of its affiliates. Provida is required to provide an account statement to each cotizante every four months and once a year to every non-contributing affiliate. These statements comprise information regarding to mandatory contributions, voluntary savings contributions and voluntary pension savings managed by the AFP, the amount and current value of shares in the elected Pension Fund and, if applicable, the amount of the recognition bond properly updated. In addition, the affiliate must receive information about the insurance cost and the whole pension service cost, separated by income brackets, as a way to evaluate his situation. Also, each affiliate can obtain daily information on his/her account balances at Provida branch offices, through Provida's Internet service or through the telephone service center.

     Government Guarantees

     The Chilean government guarantees minimum old-age, life and disability pensions for affiliates who have made contributions for a certain minimum number of years, regardless of the level of contributions actually made into the affiliate's individual capitalization account. Since 1988, when an affiliate elects to receive a lump sum payment to purchase an annuity, the AFP is not liable in the event the chosen insurer fails to make the required payments. The Chilean government, however, is liable for 100% of this obligation up to the amount of the legal minimum pension and for 75% of the pensions above the minimum pension up to UF45 (approximately US$1,100).

     New Legal Developments

     Flexibilization of Mechanisms for Voluntary Savings. According to Law 19,786 published on November 7, 2001, in force since March 2002, the Pensions Law was modified regarding the voluntary pension savings. The main changes involved are the flexibilization of voluntary pension funds by allowing other participants besides AFPs, such as banks, insurance companies and mutual funds, to offer this savings alternative. Furthermore, the modification included tax benefits for this kind of savings alternative up to an established maximum if the funds are destined to increase the future pensions. If the affiliate makes withdrawals, that drawing will be charged with a higher tax rate than the current one. Finally, the law permits all the institutions that offer this service to charge a fee over funds under management, which was not allowed previously to its implementation.

     Multiple Pension Funds. Regarding Law 19,795 published on February 28, 2002, partially in force since March 2002 and completely in force beginning in August 2002, the Pensions Law was modified concerning fund alternatives by increasing the number from two to five. The differences among funds are basically related to the portion of variable income in their portfolios and each affiliate can choose among them with the only legal restriction of age. If the affiliates do not make any fund specification, the law stipulates their fund assignment according to their age profile. Finally, the law specifies in detail each limit depending on the kind of instruments for the five funds, including the foreign investments.

Organizational Structure

     Provida was integrated into the BBVA Group in July 1999. As of December 31, 2002 the BBVA Group has 1.2 million shareholders and a presence in 37 countries, with more than 100,000 employees worldwide that serve over 35 million of clients trough a network of 9,000 branches. Within the pension fund area, the BBVA Group is a leader in Latin America, managing assets in an amount of US$25 billion and providing services to approximately 12 million people. In Chile, the BBVA Group, through Provida, manages assets in an amount of US$11.2 billion in a highly competitive market in which Provida is the leader.

     The following chart sets forth the significant related companies comprising the corporate structure of Provida.

[GRAPHIC OMITTED]

Property, Plant and Equipment

     Since 1981, Provida's strategy has included the development of a nationwide branch network, which currently includes 77 branch offices located throughout the country. Since 1989, Provida has moved to company-owned real estate rather than leased space for its branches by increasing the number of owned branches from 5 to 41. In order to market its corporate image to the public, each newly built or remodeled branch is uniformly decorated. In March 2001, Provida completed its integration into the BBVA Financial Group with a complete change of Company image, thus making the Provida brand consistent with most of BBVA's other Latin American interests. This process involved the design of a new branch employee uniform and color scheme, which was applied throughout the entire branch network.

     The principal property that Provida owns is its 18-story headquarters building, known as the Provida Tower, located in the heart of the developing midtown of Santiago. Completed in 1994, the Provida Tower houses the entire central administrative operations and executive offices of Provida.

              Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

       Financial Reporting Release No. 60, released by the Securities and Exchange Commission, encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgement in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section U.S. GAAP Reconciliation above. There are also areas in which management's judgement in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see
Note 1 to our consolidated financial statements.

Revenue Recognition

       The Company recognizes revenues when all the activities relating to the administration of the Pension Fund have been completed. See "Item 4. Information on Provida--Business Overview--Principal Activities--Service Fees".

Valuation of Mandatory Investments

     In accordance to the Pensions Law each AFP must maintain a reserve fund ("encaje") equal to 1% of the value of the pension fund. These investments are stated at fair values, with unrealized gains and losses included in earnings.

Accounting of Life and Disability Insurance Cost:

     D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded with the balance in the member's individual capitalization account and Guarantee by the State, when applicable.

     Otherwise, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary review, granted in accordance with the first ruling of D.L. 3,500 ("the First Ruling"), shall be funded by the Administrator that manages affiliates 's pension fund and the State Guarantee, when applicable.

     The balance in the individual capitalization account includes the accumulated capital by the affiliates, including the contributions as outlined in article 53, and when applicable bonus recognition stipulated by the law. The Administrator must make by law an additional contribution and may transfer the funds from the voluntary savings accounts subordinated to the affiliate's decision.

     The additional contributions made by the Administrator should equal the shortfall between the capital needed to the Disability and Survival Pension fund and the accumulated capital of the affiliates including their bonus recognition on the date of loss. The Administrator shall be solely responsible for paying partial and total pensions originating from the first ruling and to pay additional contributions for those affiliates that can qualify for a Disability or Survival Pension as required by the Law.

     As required by the Pensions Law, Provida has purchased insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Currently, Provida's insurance contract is with ING Seguros de Vida S.A. ("ING", previously known as "Aetna Chile") and provides coverage for two years, from August 1, 2001 through July 31, 2003.

     Provida has discretion to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida specifies a maximum premium rate and a provisional premium rate. The maximum rate is the top percentage that Provida would have to pay to the insurer for coverage, regardless of casualty rates experienced among Provida's cotizantes were higher. The provisional rate is the monthly percentage of the salary of cotizantes that Provida pays monthly to the insurer according to the current contract. Under Provida's current contract, its maximum rate is 0.95% of the maximum salary eligible for contribution of each cotizante and its provisional premium rate is 0.70%. In addition, the competitive bid request provides for a formula pursuant to which the insurer and Provida may share in casualty rates incurred. This casualty sharing may constitute a significant source of revenue to Provida if the casualty rates suffered result in a premium cost below the provisional premium paid. Insurers also charge an additional fixed monthly premium to provide such coverage. This fixed monthly premium is currently UF 2,200 (approximately US$53,400).

     In the past, rebates system implied a significant source of revenues for Provida, while the casualty rate of the client portfolio was lower than the provisional premium paid monthly to the insurance company. Although, since the middle of year 1999, period when the country additionally evidenced unemployment rates over 10% (implying a significant gap to the average observed of 6.2% in 1998), the casualty rate started to increase to levels over the provisional premium paid monthly. This situation has been maintained at the industry level until now, as a result of: (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates and pension funds returns that have implied a rise in the economic value of the casualties.

     In order to measure the effect in results and considering that the rebates are calculated on an annual basis for six years and each year can reflect the cumulative impact of several prior contracts as well as the current contract, the Company continues perceiving casualty rebates that have the most significant effect on operating income in the first quarter of the year, when the insurance company makes partial settlements. In the case of recent contracts, Provida makes monthly provisions accounted as operating expenses, based on casualty rate projections implicit in the yearly first quarter payment to the insurance company, according to the conservative criteria of recognizing losses when having a reasonable base for estimating.

Fair value of Financial Derivative Instruments

     The Company's financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars or UF and sell UF or U.S. dollar. The Company records these financial derivative contracts at fair value. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate at the period end, because listed forward market prices between these currencies are not widely-available in the Chilean market, and spot rates are the accepted local standard to estimate fair value.

Impairment of Investments in Related Companies, Long-lived assets, Identifiable Intangible Assets and Goodwill

     We assess the impairment of our investments in related companies, long-lived assets, identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could trigger an impairment review include the following:

     - Significant under performance relative to expected historical or projected future operating results;

     - Significant changes in the manner of use of the acquired assets or the strategy for our overall business;

     -    Significant negative industry or economic trends.

     When we determine that the carrying value of investments in related companies, long- lived assets, identifiable intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the investment which we generally determine using a discounted cash flow approach and recent comparable transactions in the market.

Initial Adoption of Accounting Policies

     For periods beginning after January 1, 2000, Provida has adopted Technical Bulletin No. 60 and subsequent complementary technical bulletins issued by the Chilean Association of Accountants established the accounting for deferred taxes originating from temporary differences, tax loss carry forwards and other events creating differences between financial reporting and income tax assets and liabilities.

     In addition, on December 28, 2001 the Superintendency of Pension Fund Administrators issued Ordinary Letter No. 17,817, with retroactive effect to January 1, 2001, requiring Provida to recognize deferred taxes originating from income on mandatory investments ("encaje") on a discounted basis. As of November 30, 2001, deferred taxes associated with the income on such mandatory investment are recognized at the present value of the obligation. The application of this change in accounting principle resulted in an increase to income of MMCh$ 2,272 in 2001 that was included under the caption "Extraordinary Items" in the Company's consolidated statement of income. In 2002, there was no effect due to this issue.

     Users unfamiliar with Chilean GAAP may not be accustomed to certain accounting policies applied in our financial statements.

Price-level restatement

     Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. The consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company. For comparative purposes, the historical December 31, 2000 and 2001 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

     The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Currency translation of foreign investments

     In October 1998, the Chilean Institute of Accountants (Colegio de Contadores de Chile) issued Technical Bulletin No. 64, Accounting for Permanent Foreign Investments replacing Technical Bulletin No. 51, which was effective as from January 1, 1996. As required by Chilean GAAP, Technical Bulletin No.64 has been applied prospectively from January 1, 1998. Such Bulletin differs from the foreign currency translation procedures to which an investor is accustomed under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board. Technical Bulletin No.64 changes the method used to restate the foreign investments, by first translating foreign currency amounts in respect of foreign subsidiaries and investees to US$ at historical rates of exchange and then translating the U.S. dollar amounts to Chilean pesos at the period-end rate of exchange. In effect, the foreign investments are adopting the U.S. dollar as their functional currency, because the local currency is not considered to be a stable currency.

     The application of Technical Bulletin No. 64 results in the comprehensive separation of the effects of inflation in Chile (for financial accounting purposes) from the changes in foreign currency translation, with respect to our non-Chilean investments. Under Chilean GAAP, the amount of the net foreign investment as of the opening balance sheet date is price-level restated for the effects of inflation in Chile, increasing net income due to price-level restatement. Changes in the opening balance sheet balance of the net foreign investment due to movements in the Chilean peso to U.S. dollar exchange rates are recorded net of the effects of price-level restatement mentioned above in shareholders' equity under the caption "cumulative translation adjustments." As a result, during periods when the Chilean peso depreciates in excess of inflation in Chile, compared to the U.S. dollar, shareholders' equity would increase. Conversely, during periods in which the Chilean peso appreciates in excess of inflation in Chile, as compared to the U.S. dollar, shareholders' equity would decrease.

     The application of Chilean foreign currency translation standard Technical Bulletin No.64 with respect to the translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. The U.S. Securities Exchange Commission has confirmed that they do not object to the view that the adjustment made in respect of investments in unstable countries are part of a comprehensive basis of adjusting for inflation. Accordingly, differences between Technical

Bulletin No. 64 and SFAS No.52 do not need to be eliminated in the reconciliation to US GAAP.

Net Investment Hedge under Technical Bulletin No. 64

     Technical Bulletin No.64 allows us to designate certain US$-denominated debt as a hedge against our net foreign investments being measured in US$. The unrealized exchange differences resulting from the translation to Chilean pesos of the foreign investee's financial statements and the related hedges are not included in determining net income for the period; rather, such differences are recorded in cumulative translation adjustment, a reserve account as part of shareholders' equity. For the year ending December 31, 2002, the effect of unrealized exchange differences for net investments resulted in an unrecorded gain of Ch$4,918 million and the effect of unrealized exchange differences for US$-denominated debt resulted in an unrecorded loss of Ch$0 million or a net unrecorded gain of Ch$4,918 million.

     Introduction

     The following discussion should be read in conjunction with the Audited Consolidated Financial Statements of Provida and its subsidiary, and the Notes thereto included elsewhere in this annual report. See Item 19.

     The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 42 to the Audited Consolidated Financial Statements provides a description of the principal differences between Chilean and U.S. GAAP as they relate to Provida and a reconciliation of net income for Fiscal Years, 2000, 2001 and 2002 assets and liabilities as of December 31, 2000, 2001 and 2002 to U.S. GAAP. In addition, in accordance with Chilean GAAP, all financial information regarding Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2002 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 1 to the Audited Consolidated Financial Statements.

     Provida is the largest AFP in Chile, providing pension fund and various related services. These services are limited to those permitted for AFPs under the Pensions Law and its revenues is largely dependent on the amount and level of fees charged to its affiliates. See Item 4. As a consequence, Provida's operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions as well as the amount of their salaries subject to contributions. Even though the Chilean economy has evidenced a moderate increase during recent years basically due to the international environment, Provida has been able to maintain the upward trend of its results. Additionally, Provida believes that growth in the number of workers in Chile and their aggregate salaries will continue to increase in the future, although not necessarily at the same rate as in the past. Because of its large market share, the broad geographic coverage of its branch network and its sales activities, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any one sector of the economic activity.

     The principal sources of operating revenues for Provida are the variable and fixed fees it charges to its cotizantes for monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, in the number of cotizantes or in their gross wages. From April, 1993 until March, 1998, Provida charged a variable fee of 2.85% over each contributor's salary and a fixed fee of nominal Ch$195 per month discounted from the contributor's accounts. From April 1998 until March 1999, Provida charged a variable fee of 2.62%, maintaining its fixed fee of Ch$195 per month. Continuing with the downward trend in variable fee rates, from April, 1999 until November, 1999, Provida charged a variable fee of 2.36% and a fixed fee of Ch$390 per month and, since December, 1999, Provida has charged a variable fee of 2.25%, holding its fixed fee of Ch$390 per month.

     With more pensioners now benefiting from programmed withdrawals, on July 1, 2000, Provida started charging a 1.0% fee over pensions paid out to absorb the costs of this service. Whereas all companies in the industry had been charging fees for this service, Provida was the last in applying this type of fee.

     According to the modifications of the Pensions Law related to voluntary pension savings, Provida started charging a monthly fee for this new service equivalent to 0.49% on an annual basis on the funds under management. Additionally, the law permitted fees to be charged on fund transfers to other institutions, and Provida established a fee of Ch$1,250 for each operation of this type.

     Although sales efforts are relevant factors in competition, Provida believes that fees have became the most important factor.

     Another significant source of revenues is the gain on mandatory investments held in the encaje. "See Item 4. Information on Provida--Business Overview--Government Regulation--Reserves". These earnings reflect general market performance (i.e., the stock and bond markets and interest rates, both domestic and international). The income generated from the encaje belongs to the AFP but does not necessarily result in increased cash flow because as the pension fund grows so do the reserve requirements imposed on the encaje. After June 30, 1995, AFPs must invest their reserves in shares of the pension funds they manage. Until 1994 these investments were maintained in debt and equity securities that had been classified as investment grade for pension funds.

     An additional source of revenues for AFPs including Provida, is rebates received from life and disability insurance contracts. "See Item 4 Information on Provida--Business Overview--Life and Disability." Rebates have the most significant effect on operating income in the first quarter of the year, which is when the insurance companies make partial settlements on the most recent contracts, in the event that the casualty rate is lower than the provisional rate paid by the AFP. Given that the rebates are calculated on an annual basis for six years, each year can reflect the cumulative impact of several prior contracts as well as the current contract. In addition to the rebate system, Provida's insurance contracts stipulate that the insurance companies must pay Provida a monthly interest payment in the first and fourth quarters of each year. These payments are recognized on monthly basis according to accrual criteria. These revenues are accounted as other operating income in the case of older contracts than the current one, and are deducted from the insurance cost in the case of the current contract. The monthly interest payments are calculated by applying an interest rate, previously specified in each contract, multiplied by the difference between (i) the sum of the premiums paid to insurance companies plus all losses stemmed from Provida's client portfolio and (ii) rebates received or paid by Provida during the contract period. The monthly interest payment compensates Provida for the float that insurance companies enjoy on the premium amounts that are not used to cover casualties.

     The most significant components of Provida's operating expenses are personnel remuneration, of both administrative and sales staff, administrative expenses and the cost of the premiums paid for life and disability insurance. Provida believes that it is the most cost efficient provider of services in the AFP industry, presenting the lowest administrative cost per contributor since its creation. However, Provida, like the other AFPs in the industry, was subject in the past to increasing sales cost pressures as a result of the high level of competition reflected in aggressive commercial campaigns to reach leading market share. This increasing trend stopped at the end of 1997, after a new regulation environment reinforced by the change in AFPs competitive strategies. In fact, regulations introduced by SAFP (Circulars 998 and 999) in November 1997 effectively reduced the number of salespeople and the number of transfers in the industry, which is reflected by the sales expense comparisons between the last four fiscal years and the preceding period. In the current context, the AFP competitive strategy is more focused on fee competition that on commercial efforts. Even though new products are being allowed, mainly multiple funds and voluntary pension savings, management believes that commercial efforts are going to be only one of the competitive issues in future periods, and not the only one.

     The cost of insurance premiums paid for life and disability benefits has become a very important component of Provida's operating expenses during the recent years due to increase in the client portfolio casualty rate, as demonstrated in 2000, 2001 and 2002 figures, due to (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates and pension funds returns that have implied a rise in the economic value of the casualties. In this aspect, it has to be stressed that Provida established a strategy to reduce the impact of casualty rate on its results. This strategy consists of maintaining higher control of the number of cases included in the insurance company's technical reserve and the careful analysis of cases presented to the Medical Commission. Provida has also developed a suitable training campaign at its service centers to avoid the inclusion of non-eligible cases.

     The main sources of Provida's non-operating income (expenses) are: the results on financial investments, its equity in the earnings or losses of its investments in foreign pension fund managers, goodwill amortization due to investments in foreign pension fund managers and local acquisitions, interest expenses and the effect of inflation and foreign exchange exposure as measured by the price-level restatement.

     The gain or loss on financial investments, excluding those held as mandatory reserves, reflects the impact of actual trading gains or losses, the daily revaluation of the carrying values of such securities to reflect market prices, dividends and interest received and the effect of forward contracts entered into in order to hedge foreign exchange exposure. This kind of investments does not represent a commensurate impact on Provida's cash flow.

     Even when forward contracts entered into in order to hedge foreign exchange exposure were relevant in Fiscal Year 1999, the Company decided not to enter into them related to US denominated loans, since its foreign debt was transferred to UF denominated local debt in March 2000 (See "Note 35 of the Consolidated Financial Statements"). However, Provida has entered into forward contracts mainly to cover the impact of investments in related companies.

     In 1997, an accounting standard was adopted in Chile that require a company making an investment in a foreign affiliate to reduce its net worth by the amount of such investment related to start up costs, and then to record the amount on the company's balance sheet under "investments in related companies". This amount is thereafter reduced (increased) by the net income (loss) generated by that foreign affiliate until the account is reduced to zero. The income statement, thus, only registers current net income obtained from foreign affiliates without the impact of the amortization of their start-up costs.

     As a consequence of the process of mergers and acquisitions of smaller Chilean AFPs, the participation in the capital increase of Provida's current investments and the acquisition of stakes in companies that have begun operations, Provida's financial statements include goodwill. This originates in the excess of cost over the book value of assets acquired that may be amortized over the estimated period of return on the corresponding investments with a maximum of twenty years.

     Inflation produces losses, due to the net liability exposure of the Company. See "Impact of Inflation and Price Level Restatement."

     The following table sets forth the composition of Provida's operating revenues and expenses for the periods indicated:

                                        For the Twelve Months Ended December 31,
                                        ----------------------------------------
                                             2000        2001         2002
                                        ----------------------------------------
REVENUES:
Fee income................................   90.1%       90.2%        90.1%
Gain on mandatory investments.............    5.8%        6.2%         4.6%
Other operating revenues..................    0.6%        1.1%         2.5%
Rebates on life and disability insurance..    3.5%        2.5%         2.8%
                                          --------------------------------------
TOTAL OPERATING REVENUES                    100.0%      100.0%       100.0%

                                        For the Twelve Months Ended December 31,
                                        ----------------------------------------
                                             2000        2001         2002
                                        ----------------------------------------
EXPENSES:
Administrative personnel remuneration....    25.6%       26.5%        23.4%
Sales personnel remuneration.............    14.6%       12.9%        11.1%
Directors' remuneration..................     0.3%        0.3%         0.2%
Marketing expense........................     0.7%        1.5%         1.0%
Data processing expense..................     0.8%        1.0%         1.1%
Administrative expense...................    11.3%       10.3%        11.2%
Depreciation.............................     1.9%        2.2%         2.4%
Other operating expenses.................     1.8%        1.8%         2.2%
Life and disability insurance............    43.0%       43.5%        47.5%
                                        ----------------------------------------
TOTAL OPERATING EXPENSES                    100.0%      100.0%       100.0%

     The  following  table  sets  forth  certain   additional   monthly  average
information relating to the operations of Provida for the periods indicated:

                                        ----------------------------------------
                                                    Monthly Averages
                                        ----------------------------------------
                                        ----------------------------------------
                                             2000        2001         2002
                                        ----------------------------------------
Number of cotizantes (1)................1,305,422   1,353,242    1,441,684
Administrative employees.................   1,243       1,219        1,130
Sales personnel..........................     944         739          673
----------
(1)  Source: SAFP

        OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

   Operating revenues

     Operating revenues increased 3.1% from Ch$102,162 million for Fiscal Year 2001 to Ch$105,321 million for Fiscal Year 2002, due to increases of 3.0% (Ch$2,744 million) in fee income and 53.4% (Ch$1,936 million) in other operating revenues.

     The 3.0% increase in fee income, from Ch$92,159 million for Fiscal Year 2001 to Ch$94,903 million for Fiscal Year 2002, is explained by higher collections recorded during the period due to an increase in the average number of contributors, from 1,353,242 for Fiscal Year 2001 to 1,441,684 for Fiscal Year 2002. The above is the result of the successful commercial strategy of Provida on attracting new affiliations, and as it has been occurring throughout the industry during the year, an improvement in contribution density. In figures the ratio contributors to affiliates for Provida increased from 52.3% in 2001 to 54.1% in 2002. Additionally, regarding to unemployment level, the average rate in 2002 was 9.0%, compared favorably to the figure registered last year that reached 9.2%.

     The increment of 53,4% in other operating revenues from Ch$3,624 in the fiscal year 2001 to Ch$5,560 in the fiscal year 2002, is mainly explained by
(i) higher rebates and financial revenues stemming from previous L&D Insurance Contracts for Ch$444 million, (ii) revenues stemmed from AFC annual fee (Administradora de Fondos de Cesantia) in connection of rendering of technological support given by Provida for Ch$216 million and

(iii) higher revenues for Ch$1,358 million generated by 100% of AFP Genesis, Ecuador consolidation.

     Gains on Mandatory Investments in fiscal year 2002 decrease 23.9% or $1,522 million regarding fiscal year 2001 as a consequence of a drop in domestic equities as well as international markets which partially overshadowed the positive contribution of the local fixed income stemming from Central Bank's easing up on monetary policy reflected in successive interest rate reductions during the period. As a result, the pension funds return amounted to 6.51% in nominal terms in 2002 which compares unfavorably respect to the 9.46% obtained in 2001.

     Operating expenses

     Total operating expenses decreased 0.20%, from Ch$69,757 million for Fiscal Year 2001 to Ch$69,590 million for Fiscal Year 2002. This result is mainly due to important savings achieved in both administrative and sales force remunerations and additionally lower marketing expenses sustained by no recurrence of the extraordinary effects during 2001 (advertising campaign and change of corporate image), partially offset by the increase in the life and disability insurance cost and higher administrative expenses.

     The administrative personnel remuneration, for Fiscal Year 2002 amounted to Ch$16,272 million, representing a decrease of 12.0% or Ch$2,216 with respect to Fiscal Year 2001. This favorable result is mainly due to the implementation at the end of 2001, of special retirement and pre-retirement plans, resulting in a lower average staff number compared 2001 and implying lower expenses related to wages and other benefits for administrative personnel as well as minor severance payments caused by structural staff adjustments. In figures, the average number of administrative staff dropped from 1,219 employees in 2001 to 1,130 in 2002 representing a drop of 7.3%. Comparing the year-end figures of years 2001 and 2002, the reduction in employees was 6.8% from 1,201 to 1,119.

     Remuneration of sales personnel decreased by 14.1%, from Ch$8,979 million for Fiscal Year 2001 to Ch$7,715 million for Fiscal Year 2002. This result mainly originated by adjustments in the sales force during 2001, based on less commercial activity expectations, situation that was evidenced in 2002. Therefore, and considering that during the year there was not significant adjustments in sales staff, savings in severance payments were recorded as well as capitalization of savings stemmed from lower sales personnel (wages and personnel benefits) and less commercial activity which generated minor commercial incentives. The average number of sales agents decreased 8.9% from 739 in Fiscal Year 2001 to 673 in Fiscal Year 2002,. Comparing the year-end figures of 2001 and 2002, the sales force decreased a 2.0% from 665 to 652 employees.

     Life and disability insurance cost increased from Ch$30,354 million for Fiscal Year 2001 to Ch$33,090 million for Fiscal Year 2002, representing a rise of Ch$2,735 million or 9.0% over the previous year. . This result stemmed from the growth registered in the client salary base and its subsequent higher provisional premium payments, as well as, higher provisions originated by the increment in casualty rate in client's portfolio throughout the industry. The latter has been affected by the local unemployment rate and awareness by affiliates about benefits that affects the number of benefit appliances, as well as the lower trend evidenced by interest rates and the return of pension funds that increased the economic value of casualties. Considering the above, Provida continues its strategy intended to control the effects of a higher casualty rate; which involves measures within the Company and with third parties (Insurance Company and Medical Commission).

     The remaining operating expenses increased by 4.8%, or Ch$577 million, from Ch$11,936 million for Fiscal Year 2001 to Ch$12,513 million for Fiscal Year 2002. The principal component of Ch$594 million arose from higher administration expenses negatively affected by new business start up in 2002 basically related to the campaign made trhorugh Association of AFP in order to promote voluntary pension savings start up, as well as outsourcing for the rendering of technical and operational support to AFC and higher payments on account of a license referred to Provida International due to the increase in its taxable capital. Another factor affecting this item is disability qualification expenses for Ch$224 millions aimed to control the impact of casualties in the insurance cost and administrative expenses partially offset by lower commercialization expenses of Ch$322 million during this period, due to the corporate change image that took place in 2001.

     Operating income

     Consequently, due to favorable evolution of both operating revenues and operating expenses, the operating income increased by Ch$3,325 million, or 10.3%, from Ch$32,406 million for Fiscal Year 2001 to C1$35,730 million for Fiscal Year 2002.

     Non-operating income (expenses) net

     Non-operating income (expenses) net decreased from a gain of Ch$10,928 million for Fiscal Year 2001 to again of Ch$1,742 million for Fiscal Year 2002, representing an unfavorable variation of Ch$9,186 million. However, the non-operating income as of December 2001 includes the sale of AFORE Profuturo, which had zero effect on the results including the respective income tax, therefore, once the financial impacts of the transactions are isolated, the adjusted deviation non-operating income is reduced to Ch$864 million. This result is explained by lower earnings obtained in affiliated companies basically originated by exchange effects and losses for start up process of local companies and higher losses in price level restatement due to in 2001 it was recorded a positive and extraordinary effect of Provida Internacional dollarization in 2001.

     Regarding to the transactions in Mexico, it should be reminded that the sale of AFORE Profuturo generated the following effects: a gain of Ch$26,181 million recorded as other non-operating income, a release of shareholders equity reserves due to foreign exchange effect related to this investment amounted to Ch$1,804 million recorded as a gain in price level restatement and the corresponding transaction taxes of Ch$8,322. Therefore, the net proceed of the transaction was Ch$19,663 million fully destined to amortize a significant portion of goodwill generated by AFORE Bancomer acquisition.

     The Result in Affiliated Companies decreased from Ch$10,503 million in Fiscal Year 2001 to Ch$9,712 million in Fiscal Year 2002. This Ch$791 million (7.5%) decrease is originated partially by local affiliated companies (PreviRed.com and AFC) still record losses, registering a negative variation of Ch$433 million. Regarding affiliated companies abroad, they recorded lower results for Ch$358 mainly originated by lower earnings recorded by AFPC Porvenir, Colombia of Ch$1,015 million stemming from depreciation of the local currency respect to US dollar in the year. On the other hand, the sale of the stake in AFORE Profuturo, Mexico in March 2001 since its benefits are not being accounted for from that date on, implied lower income for Provida of Ch$545 million. Although, it has to be stressed that the higher benefits stemmed from AFORE Bancomer, Mexico of Ch$1,137 million, more than compensate that lower income, generating a net earning of Ch$592 million from the investment in this country. Additionally, in September 2001, Provida Internacional completed its 100% stake of AFP Genesis consolidating its results, and its net income is not considered in this item.

     The price-level restatement results evolved unfavorably, from a gain of Ch$2,301 million in Fiscal Year 2001 to a loss of Ch$ 1,925 in Fiscal Year 2002, representing a negative deviation of Ch$ 4,225 million. The latter due to year 2001 considers the extraordinary effect of Provida Internacional dollarization and the sale AFORE Profuturo, therefore isolating that effect the deviation is reduced to Ch$115 million originated by the increase in Provida's net passive exposure.

     Regarding to the exchange difference registered during the year, the loss decreased from Ch$908 million in 2001 to Ch$140 million en 2002, basically as a cause that in 2001 an extraordinary loss was registered stemming from the hedge passive conversion regarding to AFORE Profuturo investment, while in 2002 the loss is related to forward contracts valorization.

     Income taxes

     Income taxes decreased from Ch$12,276 million in the fiscal year 2001 (which includes Ch$8,322 million associated with 20% tax retention in December 2001 in connection to AFORE Profuturo sale) to Ch$3,466 million in fiscal year 2002, showing a lower expense of Ch$8,810 million (71.8%). Adjusting 2001 due to tax generated by Profuturo sale, lower expenses for Ch$488 million is registered in 2002, which is backed up in tax credits stemming from dividends in affiliated companies abroad and the favorable effect of the tax base review made in the period.

     Extraordinary items

     By request of the AFPs, the Superintendency of AFPs modified the regulation of deferred tax accounting of gains on mandatory investments in December 2001. The modifications allows the gains to be recognized at their present value, considering that it is doubtful that an AFP would sell its shares and consequently recognize the earnings. Therefore, this modification meant a retroactive recognition of Ch$2,272 million accumulated since January 2001 that was accounted for as an extraordinary item, generating a lower gain in respect to that amount in 2002 compared to 2001.

     Effect of accounting change

     During the period, there were no changes in accounting policies regarding the previous year that might affect the interpretation of these consolidated financial statements.

     Net income

     Net income increased from Ch$33,330 million for Fiscal Year 2001 to Ch$34,007 million for Fiscal Year 2002. The real growth of 2.0%, or Ch$677 million, mainly backed up in good results obtained in fee income and other operating revenues, as well as lower administrative and sale personnel remunerations and marketing and financial expenses; more than offsetting the market evolution negative impact on gains in mandatory investments, as well as the client portfolio casualty rate that generated a higher cost in life and disability insurance.


        OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

     Operating revenues

     Operating revenues increased 3.4% from Ch$98,919 million for Fiscal Year 2000 to Ch$102,163 million for Fiscal Year 2001, due to increases of 3.4% (Ch$3,067 million) in fee income and 11.3% (Ch$647 million) in gains on mandatory investments.

     The 3.4% increase in fee income, from Ch$89,092 million for Fiscal Year 2000 to Ch$92,159 million for Fiscal Year 2001, is explained by higher collections recorded during the period due to an increase of 3.7% in the average number of contributors, from 1,305,422 for Fiscal Year 2000 to 1,353,242 for Fiscal Year 2001. Reflecting Provida's consolidation strategy, the increase in clients stemmed from its outpacing the industry in contributor transfers and its attracting many more new affiliates. This evolution was even more significant considering the high unemployment rate maintained during the period. In addition, Ch$418 million in fees were charged on programmed pension withdrawals, which were first applied in July 2000.

     The 11.3% increase in gains on mandatory investments from Ch$5,728 million in Fiscal Year 2000 to Ch$6,380 million in Fiscal Year 2001 is mainly explained by the Central Bank's easing off monetary policy that transformed fixed income into the main source of earnings for the pension funds in 2001. Consequently, in nominal term the pension fund returns rose from 9.3% for Fiscal Year 2000 to 9.5% for Fiscal Year 2001. This performance is remarkable if we compare it to the international financial markets that experienced lower earnings and negative stock exchange results due to the complex international situation in the aftermath of the events of September 2001 and the Latin America economic environment.

     Other operating revenues in Fiscal Year 2001 fell by Ch$470 million compared to Fiscal Year 2000 basically as a consequence of lower rebates from life and disability insurance contracts due to the impact of higher unemployment on the casualty rate of Provida's client portfolio. Partially offsetting this effect is the consolidation of AFP Genesis into Provida's results, which caused the recognition of Ch$421 million in revenues.

     Operating expenses

     Total operating expenses rose 5.6%, from Ch$66,083 million for Fiscal Year 2000 to Ch$69,757 million for Fiscal Year 2001. This result is mainly due to a series of extraordinary events that characterized the Fiscal Year 2001, even though, important savings were achieved in sales force remuneration and administrative expenses.

     The administrative personnel remuneration, for Fiscal Year 2001 amounted to Ch$18,488 million, representing an increase of 9.2% or Ch$1,564 million with respect to Fiscal Year 2000. This increase is specifically due to the implementation at the end of December 2001, of extraordinary retirement and pre-retirement plans, which implied greater severance payment expense of Ch$1,805 million. This higher expense was partially offset by savings from the lay-off of administrative staff during the period; the yearly average dropped by 2.0%, from 1,243 employees in 2000 to 1,219 in 2001. Comparing the year-end figures of 2000 and 2001, the reduction in employees was 3.5% from 1,244 to 1,201. The above does not include the decrease related to the retirement plans, which occurred on January 1, 2002.

     Remuneration of sales personnel decreased by 7.1%, from Ch$9,662 million for Fiscal Year 2000 to Ch$8,979 million for Fiscal Year 2001. This result mainly stemmed from savings made in salaries and other benefits granted to personnel due to the important reduction in the sales force, which did not affect fee income's growing trend. The average number of sales agents fell from 944 in Fiscal Year 2000 to 739 in Fiscal Year 2001, a decrease of 21.7%. Comparing the year-end figures of 2000 and 2001, the sales force dropped from 898 to 665, implying a reduction of 25.9%.

     Life and disability insurance cost increased from Ch$28,425 million for Fiscal Year 2000 to Ch$30,354 million for Fiscal Year 2001, representing an increase of Ch$1,929 million or 6.8% over the previous year. This variation included Ch$645 million from the growth of the clients' salary base, while the rest is linked to the higher provision required for the clients portfolio's casualty rate affected by the lack of economic recovery and its subsequent effect on the unemployment rate. Even though unemployment rates maintained their level during the comparison periods (an average of 9.2%), this is mainly due to the emergency job programs implemented by the government and the high season for agricultural economic activity without having substantially modified the employment expectations of the labor force relevant to the pension fund industry. In light of that, life and disability insurance expenses continue to reflect a higher client casualty rate, creating the need to constitute higher provisions for this concept. However, Provida's strategy continues to focus on the maintenance of suitable control over the amount of cases included in the technical reserve that must be constituted by the insurance company and careful analysis of the cases submitted to the Medical Commission.

     Other operating expenses increased by 7.9%, or Ch$879 million, from Ch$11,057 million for Fiscal Year 2000 to Ch$11,936 million for Fiscal Year 2001. The principal component of Ch$547 million arose from higher marketing expenses in connection with the institution's publicity campaign and change of corporate image that took place in March 2001. Two other related factors were depreciation and data processing expenses, which respectively increased Ch$308 million and Ch$178 million in Fiscal Year 2001 compared to Fiscal Year 2000. Both cases include investments in new technology for branches and expenses related to Plan Conect@ aimed to improve the training and development of Provida's personnel through enabling most company's employees to access to high technology and internet services at home in favorable conditions. The higher expenses were partially offset by lower administration expenses (Ch$227 million) due to the application of the BBVA Group's strategic cost efficiency program ("EFYCO").

     Operating income

     Consequently, and in spite of the recurrent successful performance of operating revenues, the operating income decrease by Ch$430 million or 1.3%, from Ch$32,836 million for Fiscal Year 2000 to Ch$32,406 million for Fiscal Year 2001.

     Non-operating income (expenses) net

     Non-operating income (expenses) net improved from a loss of Ch$1,326 million for Fiscal Year 2000 to a gain of Ch$10,928 million for Fiscal Year 2001, representing a favorable variation of Ch$12,254 million. This was partially offset by the increase in income tax expense associated with the sale of Provida's participation in AFORE Profuturo (Ch$8,322 million in income taxes); therefore, the net result was a Ch$3,932 million increase in Fiscal Year 2001 as compared to Fiscal Year 2000. The main components behind this were: favorable results obtained from foreign affiliates; an improved financial performance and the positive impact of exchange rates on the price-level restatement, given Provida International's change in functional currency.

     The results of related companies improved from Ch$8,250 million in Fiscal Year 2000 to Ch$10,503 million in Fiscal Year 2001. This Ch$2,252 million (27.2%) increase was due to higher earnings of all foreign affiliates, partially offset by the start-up losses of the electronic collection company, PreviRed.com, which amounted to Ch$236 million. Additionally, it must be mentioned that the parameters of comparison between both periods are somewhat different in individual terms, although offset in a global sense, considering that AFORE Bancomer was acquired in November 2000, AFORE Profuturo was sold in March 2001, and the purchase of 100% of AFP Genesis in September 2001 implied the consolidation of this affiliated company's financial statements.

     Regarding the AFORE Profuturo sale, it is important to point out that the earnings after taxes which stemmed from this operation were destined to amortize part of the goodwill generated by the purchase of AFORE Bancomer. The sale and purchase of both companies were considered as one sole financial operation with a neutral effect on the company's results.

     The improved financial performance is reflected on interest expenses that diminished from Ch$4,013 million in Fiscal Year 2000 to Ch$2,978 in Fiscal Year 2001, representing savings of Ch$1,036 million or 25.9%, given the debt amortization programmed for year 2001, as well as adjustments of market interest rates. Additionally, the renegotiations of long-term contracts that took place in the middle of the year allowed for a reduction in interest rate spread from 1.0% to 0.75%.

     Regarding the price-level restatement results, they evolved positively, from a loss of Ch$2,422 million in Fiscal Year 2000 to a gain of Ch$2,301 in Fiscal Year 2001, representing an improvement of Ch$4,723 million, mainly due to Provida International's change in functional currency. In December 2001, previously authorized by the Chilean Tax Authority (Servicio de Impuestos Internos, SII), Provida Internacional changed its functional currency from the Chilean peso to US dollar starting on January 1st, considering that most of its operations are controlled in that currency.

     Finally, the exchange difference evolved from a gain of Ch$593 million in 2000 to a loss of Ch$908 million in 2001, basically as a cause that in 2001 an extraordinary loss was registered regarding the hedge passive conversion related to AFORE Profuturo investment, while in 2001 the gain is related to forward contracts valorization.

     Income taxes

     During Fiscal Year 2001, Income tax expenses were Ch$13,019 million higher than the recorded in Fiscal Year 2000 and included the taxes associated with the sale of AFORE Profuturo for Ch$8,322 million. This issue aside, higher income tax expenses of Ch$4,697 million on the company's normal business stem from higher provisions needed to calculate and apply the treatment of deferred taxes, complementary accounts and the increase in the tax rates approved by authorities, which continue over the next few years. In addition, tax exemptions stemming from previous mergers that had benefited Provida during the last three years were extinguished during Fiscal Year 2001.

     Extraordinary items

     By request of the AFPs, the Superintendency of AFP modified the regulation of deferred tax accounting of gains on mandatory investments in December 2001. The modifications allows the gains to be recognized at their present value, considering that it is doubtful that an AFP would sell its shares and consequently recognize the earnings. Therefore, this modification meant a retroactive recognition of Ch$2,272 million accumulated since January 2001 that was accounted for as an extraordinary item.

     Effect of accounting change

     It is important to point out that during the period, two accounting changes previously described were implemented, one related to Provida Internacional's functional currency and the other regarding the deferred tax treatment of mandatory investments.

     Net income

     Net income increased from Ch$32,225 million for Fiscal Year 2000 to Ch$33,330 million for Fiscal Year 2001. The real growth of 3.3%, or Ch$1,105 million, is outstanding considering the economic environment of the year 2001 and the extraordinary events that affected the Provida's operating and tax expenses. The latter includes the extraordinary retirement and pre-retirement plans, the technological investments, the campaign for the corporate image change, the Plan Conect@ and the end of tax benefits derived from the mergers in previous years, as well as the modification of the deferred tax treatment.

     Impact of Inflation and Price-Level Restatement

     Provida is required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of changes in the purchasing power of the Chilean peso. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Item 19, Notes 1 and 31 to the Audited Consolidated Financial Statements.

     Non-monetary assets and liabilities are generally restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

     For practical reasons, the price-level restatement of trading securities is not computed separately from the gain or loss on such securities because it has just been included. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price-level restatement on trading securities had been computed separately prior to restating trading securities to fair values.

     In terms of inflation impact in Provida's results, it produces losses as a consequence of the net liability exposure of the Company.

     Otherwise, after Provida incurred US dollar-denominated long-term debt to finance the acquisition of AFP Union and Proteccion, other variables, such as movements in the foreign exchange rate, become relevant in terms of the definition of the price-level restatement account. In terms of existing assets, a natural hedge evolved from the foreign affiliate investments that for accounting purposes are denominated in dollars. Nevertheless, subsequent to the capital increase at the end of Fiscal Year 1999, Provida's borrowings were re-negotiated and the new obligations were re-denominated in UF.

     Additionally, in Fiscal Year 2001 an extraordinary gain was perceived due to Provida International's change in its functional currency from the Chilean peso to US dollar starting on January 1st, considering that most of its operations are controlled in that currency.

     The following table sets forth the calculation of the net loss resulting from the changes in the purchasing power of the Chilean peso:

                                                                   --------------------------------------
                                                                   As of, and for the Twelve Months ended,
                                                                                December 31,
                                                                   --------------------------------------
                                                                       (in million of constant Ch$)
                                                                      2000         2001         2002
                                                                   --------------------------------------
Shareholders' equity..............................................   5,687         4,184        4,266
Current assets....................................................    (191)         (246)          (1)
Other assets......................................................  (3,798)       (4,919)      (2,898)
Premises and equipment............................................  (1,350)         (927)        (894)
Liabilities.......................................................   1,282          (962)         595
Accumulated depreciation..........................................     236           169          174
Income statement amounts..........................................     557           400          682
Net loss from changes in the purchasing power of the currency.....   2,422        (2,301)       1,925
                                                                                  =======       =====

     Liquidity and Capital Resources

     Provida's working capital requirements have historically been funded with internally-generated cash flows and short-term sources such as available lines of credit, considering that Provida's cash flow from operations, mainly from fees paid by its affiliates, is significant and sufficient to cover the core business needs. As a consequence, Provida has historically paid a significant portion of its income as dividends, even though they are limited according to the long-term investment decisions. See Item 8. "Financial Information -- Dividends Policy". Management believes that the Company's cash flow generated by operations, cash balances, and available lines of credit will enable it to meet its working capital.

     Regarding short term financing sources, the available bank credit lines for short term financing are as follows:

---------------------------------------------------------------
                                          As of April 30,
                                        Used         Total
                                       April-03     April-03     Due Date
-----------------------------------------------------------------------------
                                        MMCh$        MMCh$
-----------------------------------------------------------------------------
Bank overdrafts, maturity 0 to 30 days:
Banco Santander                               130       20,000     30-May-04
Banco de Chile                              1,718       20,000     24-Jan-04
Banco Credito e Inversiones                     1        3,500     22-Oct-03
Banco Bice                                      -        3,000     16-Feb-04
-----------------------------------------------------------------------------
Total                                       1,869       46,500
-----------------------------------------------------------------------------

     Provida's long-term investments have been financed by long-term sources, basically bank debt, capital increases and retained earnings.

     During Fiscal Years 1999, 2000 and 2001, Provida had significant capital expenditures related principally to the purchase of AFP Proteccion, the purchase of a new stake in AFORE Bancomer in Mexico, the increase to 100% ownership in AFP Genesis in Ecuador and the purchase of property and equipment. Regarding Year 2002, the investments made are related basically to fixed assets according to the normal requirements of the business operation, while the most important investments in affiliates companies and the technological modernization of branches were materialized in previous periods than the current one. "See Item 4. Information on Provida -- Capital Expenditures and Divestitures".

     Provida also has had to build additional reserves as its assets under management have increased, translating into higher mandatory investments. "See
Item 4. Information on Provida." As of December 31, 2002, the amount of such reserves had increased 102,3% in the last four years due to mandatory contributions of affiliates, the pension funds' returns and Provida's acquisition of other AFPs. Provida expects these reserves to increase in the future as a result of further increases in funds invested by affiliates in the Pension Funds and their respective returns.

     Specifically, in the local context, for the acquisitions and mergers of AFP Union and Proteccion, both long-term debt as well as a capital increase (to reduce the debt), financed these transactions. Management believes that the long-term obligations assumed in order to finance the above acquisitions will be paid for by the cash flows generated by both transactions. Additionally, during 2002 Provida made a paid-in capital in two of its local subsidiaries, financed by own resources. One of them is related to the paid-in capital for the incorporation of the unemployment insurance management company related to a Provida's steak of 37.8%, while the other is refereed to an additional paid-in capital to PreviRed.com according to the company needs and in order to maintain the 37.8% interest. Considering that those local related companies are in their star up process, management does not discard additional investment requirements in the short term, which are expected to be financed by internal resources in view of their magnitudes.

     In the case of foreign affiliates, the main source of financing was shareholders' equity. Provida will continue playing an active role in Latin American pensions projects together with the BBVA Group. However, neither Provida nor the BBVA Group intends to significantly increase Provida's level of debt in the pursuit of its future development. Accordingly, Provida will act as a consultant to local AFPs in those countries with large pension markets, where it will expect to generate consulting fees. In countries with smaller pension markets, Provida will actively seek new investments in local AFPs.

     As of December 31, 2002, bank debt outstanding was Ch$13,751 million, the liquidity index (current assets over current liabilities) was 0.31 and the ratio of total liabilities over shareholders' equity was 0.22. A summary of Provida's main long-term debt obligations is as follows:

-----------------------------------------------------------------------------------------------------------------
Contractual Obligations
Long-Term Debt (amount in UF)           Total       Less than 1      1-3 years      4-5 years     After 5 years
                                                       year
-----------------------------------------------------------------------------------------------------------------

Syndicated loan - Local banks        500,000.00      200,000.00     300,000.00          -               -

BBVA Pensiones Chile S.A.            530,477.46      350,535.07     179,942.39          -               -
-----------------------------------------------------------------------------------------------------------------

Total                               1,030,477.46     550,535.07     379,942.39      100,000.00          -
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
   Property     Acquired by      Losser          Date of          Date        Terms of            Call Option
                                               Commencement    Termination     Payment
-----------------------------------------------------------------------------------------------------------------------
   Branch:        A.F.P.         Cia. de      June 01, 1994   May 31, 2014  Monthly rent  By paying 39.79 UF at
   Rancagua    El Libertador Seguros de Vida                                  39.79 UF    termination of the
# 626 O'Carrol                 Euroamerica                                                contract. If this option is
                                  S.A.                                                    not taken, the contract
                                                                                          must be terminated.
-----------------------------------------------------------------------------------------------------------------------
   Branch:        A.F.P.         Cia. de      June 06, 1994   May 30, 2019    Six-month   By paying the amount of
  Huerfanos    El Libertador   Seguros UAP                                      rent      last rent and liquidating
  # 669 5th                   (Chile Ltda.)                                   1,171 UF    possible debts. If this
    floor                                                                                 option is not taken, the
                                                                                          contract must be terminated.
-----------------------------------------------------------------------------------------------------------------------
   Storage:       A.F.P.        Santiago       November 26,   November 26,  Monthly rent  Along with a monthly rent,
  Quilicura     Proteccion    Leasing S.A.         1996           2008        97.92 UF    a contribution called "call
                                                                                          option" of 41.964 UF must be
                                                                                          paid which will accumulate
                                                                                          the sale value of the
                                                                                          property.  If this option is
                                                                                          not taken, lessor will return
                                                                                          contributions.
-----------------------------------------------------------------------------------------------------------------------

     Although the long-term debt has covenants that could accelerate the integral payment of the obligations, management believes that the transactions, which originated them, are going to permit the full payment of the debt and the fulfillment of the related requirements. The covenants related to the long-term obligations according to the figures at December 31,2002 are as follows:

--------------------------------------------------------------------------------
DATA INFORMATION FOR COVENANTS
1.- Consolidated Financial Debt                          Ch$ Million US$ Million
--------------------------------------------------------------------------------
    Current Liabilities
    Bank and financial institutions borrowings               8,727       12.14
(+) Public borrowings                                            -           -
(+) Due to related companies                                 5,885        8.19
(+) Accounts payable and sundry creditors                        -           -
    Long-term Liabilities                                    5,023        6.99
    Bank and financial institutions borrowings                   -           -
(+) Public borrowings                                        3,013        4.19
(+) Due to related companies                                     -           -
(+) Accounts payable and sundry creditors                        -           -

    Total Consolidated Financial Debt                       22,648       31.52

--------------------------------------------------------------------------------
2.- Net Shareholder's Equity                             Ch$ Million US$ Million
--------------------------------------------------------------------------------
    Total Shareholder's Equity                             176,953      246.24
(-) Net Income                                             (34,007)     (47.32)
(+) Provisional Dividends                                    9,425       13.12

    Net Shareholder's Equity                               152,371      212.04

--------------------------------------------------------------------------------
3.- EBITDA                                               Ch$ Million US$ Million
--------------------------------------------------------------------------------
    Income before taxes                                     37,473       52.15
(-) Depreciation                                             1,667        2.32
(-) Amortization of goodwill                                 4,930        6.86
(-) Interest expenses                                        1,497        2.08

    EBITDA                                                  45,566       63.41

--------------------------------------------------------------------------------
Covenants                                                    Ratio       Limit
--------------------------------------------------------------------------------
1.- Consolidated Financial Debt / Net Shareholder's Equity    0.15       <1.75
2.- Consolidated Financial Debt / EBITDA                      0.50       <3.75
3.- EBITDA / Interest expenses                               30.44       >2.75
4.- Net Shareholder's Equity (US$ Million)                     212        >150

     Finally, it should be mentioned that there are not contractual obligations out of balance that could have a material in Provida's results (See "Note 35:
Commitments and Contingencies" of Consolidated Financial Statements".

     U.S. GAAP Reconciliation

     The adjustments made under U.S. GAAP for deferred taxes in order to conform to the Statement of Financial Accounting Standards Number 109 "Accounting for Income Taxes" lowered net income for Fiscal Years 2000, 2001 and 2002 by Ch$4,057 million (12.6%), Ch$3,388 million (10.2%) and Ch$575 million (1.7%), respectively.

     In addition, the adjustments made under U.S. GAAP for the amortization of acquisition costs of initial affiliates of investees decreased Provida's net income in Fiscal Years 2000 by Ch$7,110 million (22.0%) and increased in Fiscal Year 2001 by Ch$25 million (0.1%), while in Fiscal Year 2002 it did not have any effect.

     In Fiscal Years 2000, 2001 and 2002, the conversion adjustments of foreign affiliates signified an increase in net income of Ch$539 million (1.7%), a rise of Ch$1,299 million (3.9%) and an increase of Ch$1,944 million (5.7%), respectively.

     Consequently, Provida's net income under Chilean GAAP was Ch$32,253 million for Fiscal Year 2000, Ch$33,330 million for Fiscal Year 2001 and Ch$34,007 million for Fiscal Year 2002 as compared to net income under U.S. GAAP of Ch$21,086 million for Fiscal Year 2000, Ch$47,774 million for Fiscal Year 2001 and Ch$30,505 million for Fiscal Year 2002. Net income under U.S. GAAP was 34,6% lower than under Chilean GAAP in 2000, 43,3% and 10,3% higher than under Chilean GAAP in 2001 and 2002, respectively.

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the reversal of income in Investment in related Companies, elimination of result of subsidiaries during the development stage, the reversal of amortization of goodwill for the sale of Afore Bancomer, the recognition of gains in sale of Afore Profuturo, the inclusion of derivatives effects, the recording of a liability to reflect minimum dividend payments required by law and the recording of deferred taxes. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 42 for the Consolidated Financial Statements. The difference between Chilean GAAP and U.S. GAAP arising from deferred taxes and amortization of acquisition costs of initial affiliates of investees, also affected Provida's net equity at of the end of each fiscal year. Other differences that affected equity were a decrease in equity under U.S. GAAP, in order to recognize a liability for the minimum dividend Provida must distribute every year, and an increase in equity under U.S. GAAP due to the reversal of a deficit for the inception period.

     Net equity under Chilean GAAP as of December 31, 2000, 2001 and 2002 was Ch$149,884 million, Ch$165,794 million and Ch$176,953 million, respectively, as compared to net equity under U.S. GAAP as of December 31, 2000, 2001 and 2002 of Ch$135,845 million, Ch$168,572 million and Ch$175,396 million, respectively (or 9.4% lower, 1.7% higher and 0.1% lower, under U.S. GAAP than under Chilean
GAAP).

     In determining U.S. GAAP amounts, Provida has implemented Statements of Financial Accounting Standards applicable to its operation and described in
Note 42 for the Consolidated Financial Statements. The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP.

     Pursuant to Chilean GAAP, the Company's financial statements recognize the effects of the application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. An accommodation has been made by U.S. Securities Exchange Commission permitting Chilean registrants to not include or the effect of any differences between Technical Bulletin No. 64 and SFAS No. 52 in respect of investments in unstable countries in the reconciliation to US GAAP

               Item 6. Directors, Senior Management and Employees

     Provida's current directors and executive officers are as follows:

                                                                              Current
                                                                           Position Held      Term of
Directors *                                      Position                      Since        Expiration
---------------------------------------------------------------------------------------------------------
Antonio Martinez-Jorquera        Chairman of the Board of Directors             2002           2004
Miguel Angel Poduje              Vice-Chairman                                  1999           2004
Julio Gilsanz                    Director                                       2002           2004
Jesus Maria de las Fuentes       Director                                       1999           2004
Fernando Leniz Cerda             Director                                       1997           2004
Jose Madariaga Lomelin           Director                                       1999           2004
Maximo Pacheco Matte             Director                                       1991           2004
Alberto Pulido Cruz              Director                                       1999           2004

                                                                              Current
                                                                           Position Held      Term of
Executive Officers (*)                       Position                          Since        Expiration
---------------------------------------------------------------------------------------------------------
Gustavo Alcalde (**)      Chief Executive Officer                               1996            N/A
Juan Carlos Reyes (**)    Chief Operation Officer                               1998            N/A
Joaquin Cortez (**)       Chief Investment Officer                              1996            N/A
Carlo Ljubetic (**)       Chief Commercial Officer                              2000            N/A



                                                                              Current
                                                                           Position Held      Term of
Executive Officers (*)                       Position                          Since        Expiration
---------------------------------------------------------------------------------------------------------
Magdalena Aninat (**)     Human Resources Manager                               1993            N/A
Arnaldo Eyzaguirre        Controller Division Manager                           2003            N/A
Maria Paz Yanez           Planning & Control Division Manager                   2002            N/A
Gabriel Galaz             Accounting & Consolidation Division Manager           2002            N/A
Andres Veszpremy (**)     General Counsel                                       2002            N/A
----------
(*)  None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(**) Members of Management Committee of the Company.

     Directors

     Antonio Martinez Jorquera is the Chairman of the Board and has been a Director of Provida since 2002. He received a degree in law and economics from the University of Deusto in San Sebastian, Spain.

     Miguel Angel Poduje is the Vice-Chairman of the Board and has been a Director of Provida since 1999. He received his law degree from the Catholic University of Chile. Mr. Poduje is also a Director of Provida International S.A. and of Consorcio Periodistico de Chile S.A. ("COPESA"). Additionally, he is a member of the Directorship of Andres Bello University and law professor of such university.

     Julio Gilsanz has been a Director of Provida since 2002. He received a law and economics degree from the Deusto University, San Sebastian in Spain.

     Jesus Maria de las Fuentes has been a Director of Provida since 1999. He received an industrial engineering degree from the High Engineer Academy of Bilbao in Spain. He has served BBV in Mexico and as Director of Instituciones Bancarias Internacionales del Area America Centro-Sur ("International Banking Insitutitons, Central and South America Area").

     Fernando Leniz has been a Director of Provida since 1997. He obtained a civil engineering degree from the University of Chile. He is a Director of several companies such as Banmedica, Compania Sudamericana de Vapores, Sintex and Cintra. He is a former Minister of the Economy.

     Jose Madariaga has been a Director of Provida since 1999. Mr. Madariaga is a business administration graduate of Iberoamerican University of Mexico.

     Maximo Pacheco has been a Director of Provida since 1991. Mr. Pacheco received a commercial engineering degree from the University of Chile and is also a Director of various companies, including Luchetti S.A., Falabella S.A and Banco de Chile. He is president of the of International Paper Latin American Ltd.

     Alberto Pulido has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile. He is a partner at Philippi, Yrarrazabal, Pulido & Brunner law firm. Mr. Pulido is director of Scotia Bank and Axa Seguros.

     The Extraordinary Shareholders Meeting held on April, 30, 2002 approved an amendment of article 7th of Provida's Bylaws, in order to decrease the number of Board of Directors members from 10 to 8. The current Board members, who were elected on the Ordinary Shareholders Meeting, held right after the Extraordinary Shareholders Meeting, are: Miguel Angel Poduje Sapiain, Antonio Martinez-Jorquera Lloveras, Julio Gilsanz Arrola, Jesus Maria de las Fuentes Arambarri, Fernando Leniz Cerda, Jose Madariaga Lomelin, Maximo Pacheco Matte and Alberto Pulido Cruz.

     Executive Officers

     Gustavo Alcalde has been Chief Executive Officer since May 2, 1996. He received his commercial engineering degree from the University of Chile.

     Juan Carlos Reyes has been Chief Operation Officer since 1998. From 1994 to 1998 he served as Production Manager in AFP Provida. He received a mathematics civil engineering degree from the University of Chile.

     Joaquin Cortez has been Chief Investment Officer since 1996. He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago.

     Carlo Ljubetic has been Chief Commercial Officer since year 2000. He received an industrial engineering degree from University Santiago of Chile.

     Magdalena Aninat has been Human Resources Manager since 1993. She received a psychology degree from the Catholic University of Chile.

     Arnaldo Eyzaguirre has been Auditor Division Manager since 2003. He received commercial engineering degree from the Metropolitan Technological University of Chile and his Public Accountant-Auditor degree from the Central University of Chile.

     Maria Paz Yanez has been Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

     Gabriel Galaz has been Accounting & Consolidation Division Manager since 2002. He is a university graduate in mathematics and physical from the University of Santiago of Chile.

     Andres Vezspremy has been General Counsel since January 2002. He received a law degree from University of Chile and a Master of Laws in International Legal Studies from the Washington College of Law in the United States of America.

     Compensation of Directors and Officers

     In 2002, the total compensation paid to each director of Provida was as follows:

                          (in Thousands of Constant $Ch as of December 31, 2002)
                           -----------------------------------------------------
Directors                   Per Diem              Fees *               Total
                           -----------------------------------------------------
Eduardo de Aguirre            10,162                   0                 10,162
Miguel Angel Poduje           30,543                   0                 30,543
Alberto Pulido                15,330               2,905                 18,235
Fernando Leniz                15,330               2,905                 18,235
Javier Palacios                5,139                 693                  5,832
Alvaro Donoso                  5,139                   0                  5,139
Jesus Maria de las Fuentes    12,991                 696                 13,687
Maximo Pacheco                15,330                   0                 15,330
Total                        109,963               7,199                117,162
----------
(*)  Fees received by participation in the Directors Committee.

     The aggregate amount of compensation paid by Provida to all Directors in Fiscal Year 2002 was Ch$117 million, including the fees of Ch$74 million received by the directors members of the Directors Committee. The aggregate compensation of Provida's executive staff during Fiscal Year 2002, including 25 managers (area and division) and 36 department chiefs, was Ch$2,523 million.

     The plan of variable incentives known as "Direction Oriented to Results"
(DOR) has been in force which was implemented, first for managers during the year 2000 and extended to department chiefs in 2001. This evaluation system, is focused on the employees' reaching previously defined objectives during the period. DOR is composed mainly of three aspects: achievements of goals established in numerical terms (figures); achievements of goals not established in numerical terms, but related to tasks and responsibilities and finally, discretionary evaluation aimed to reinforce aspects in terms of efforts and external environmental factors which can affect worker's performance.

     Board Practices

     The administration of Provida is conducted by its Board of Directors which, in accordance with Provida's current by-laws, consists of eight members who are elected at the annual ordinary shareholders' meeting for a term of two-years. Cumulative voting is permitted for the election of Directors.

     Until August 30, 2002, the Board of Directors was made up of 10 members. On April 30, 2002, the extraordinary shareholder's meeting reduced this number to 8. The current Directors will hold their positions until the Ordinary shareholders' meeting that will take place during the first quarter of 2004. Scheduled meetings of the Board of Directors are held once a month.There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

     Directors Committee

     Regarding the Law No. 19,705 enacted in December 2001 which regulates tender offers and establishes norms about corporate governance, and Circular 1,526 of February

2001, issued by the SVS, the Directors Committee concept was created. At the Board of Directors' meeting held on May 29, 2001 Provida elected the members of its first committee to begin on that date. This committee replaced the functions developed by the old audit committee. Later on, during the Board of Directors' meeting held on May 28, 2002, and given the renewal of the Board in the Ordinary Shareholder's meeting that took place on April 30, 2002 the Board of Directors was renewed, being its current members Director Mr. Fernando Leniz as a President, Mr.Alberto Pulido and Mr. Jesus Maria de las Fuentes. The current members will hold their position until renewal of the Board of Directors.

     The Directors Committee examines the reports of internal and external auditors, as the case may be, the balance sheet and other financial statements presented by the administrators or liquidators of the company to the shareholders; and renders an opinion on them prior to their presentation to the shareholders for approval. The Directory Committee also proposes the external auditors and private risk rating agencies, if is pertinent to the Board of Directors, in order to present such proposition, at the respective shareholders' meeting. In the event of a disagreement with the Directors Committee, the Board of Directors may make its own suggestion and both may be submitted for consideration at the shareholders' meeting. Finally, the Directory Committee examines the information relative to transactions with related parties and prepares a report on those transactions, which is submitted to the Board of Directors for consideration when the Board makes a decision on such transaction.

     Employees

     The following chart sets forth Provida's organizational structure and related numbers of employees for major operating areas as of March 31, 2003:

[GRAPHIC OMITTED]

              Total number of employees as of March 31, 2003: 1,739

     The daily operations of Provida are supervised by the general manager, who is the Chief Executive Officer of Provida. The General Counsel, Controller, Human Resources, Planning & Control and Accounting & Consolidation Managers and four Area Managers of Provida report directly to the General Manager. The Area Managers or Officers are: (i) the Chief Commercial Officer, (ii) the Chief Investment Officer, and (iii) the Chief Operation Officer. The Chief Executive Officer, the three Area Officers, the Human Resources Manager and the General Counsel are members of the Management Committee. Although each of these persons manages a distinct area or division of Provida, they coordinate many of their day-to-day activities. Provida's executive officers are appointed by the Board of Directors and hold office at its discretion. Provida believes it has one of the most experienced senior management teams in the AFP industry.

     As of December 31, 2002, Provida had 1,771 employees: 652 employees, were members of the sales force representing 37% of Provida's total staff. As of December 31, 2001, Provida had 1,866 employees, of which 665 were members of the sales force, representing 36% of Provida's total staff. As of December 31, 2000, Provida had 2,142 employees, of which 898 employees were members of the sales force, representing 42% of Provida's total staff.

     Continuity of BBVA Model. One of the most important facts in 2002 was functional and/or geographical mobility, main way of development and promotion of workers.

     A total of 162 cases of functional mobility and 32 of geographical mobility were registered during the year, which represent a 17.3% of the administrative staff. Of these, 92 cases correspond to promotions.

     In the field of Schemes of Performance Evaluation, Valuation of Ability Program VBA (Annual Basic Valuation) was applied to all workers of the company with exception of sales agents. In year 2002, chiefs were trained to evaluate and to "feedback" their collaborators.

     The feedback process allowed each worker to know the development of abilities included in the VBA. Likewise, workers and chiefs could define improvement standards for year 2003.

     Human Resources Staff. At the beginning of 2002, Provida had 1,866 employees, whereas at the close of that period the number of workers ascended to 1,771 of which 652 were salespeople and 1,119 administrative employees.

     Programs of Training. During the year 2002, training had special importance. 318 training activities were carried out, corresponding 308 to presencial courses and 10 to on line courses. As far as the number of participants is concerned, there were 7,710, of which 3,525 corresponded to presencial activities and 4,185 to on line activities. The total of man/hour during the year ascended to 90,793, equivalent to 51 hours of training per worker per year (6.4 days).

     The on line training had special relevance owing to the @-learning technological platform incorporated during the months of February, March and April. The voluntary pension savings course was presented through this platform for 800 sales agents. The platform allowed creating a learning community, where each student could make questions, satisfy his/her doubts and deepen concepts, through tools like discussion forums, chats and other alternatives within this virtual campus. Participation of workers reached 90% with an average evaluation of 78%. Likewise, the Program "Prevision 2000" continued with on line courses, offering 5 courses in the year.

     The development of a "Culture of Service" is a key factor in the Company, for that reason, the Company decided to continue with the Quality of Service Program that had 9 presencial workshops and distance tutoring for those Service Centers with major employees.

     Training for chiefs constitutes a strategic concept in BBVA Group. During the year the program Commercial Management of AFP's for chiefs of the Commercial Area of Provida was developed. They continued with the program Managerial Development in Universidad Catolica, in which 13 managers participated. In order to apply Annual Basic Valuation program successfully
(VBA) chiefs were trained through 10 workshops. In the middle of the year the workshop called "Training to trainers for an effective management" took place with the participation of 4 workers of Provida, 3 of BBVA Banco Bhif and workers of AFPs of BBVA Pensiones America, who will be able to train chiefs in their respective organizations.

     The support given by the network of experts and pension trainers both in Santiago and regions was fundamental to develop the knowledge of Commercial Area workers.

     According to the collective labor contracts in force, for the second time, the Company offered Courses of Free Election that benefited 204 workers who chose to take courses such as computing, English, human resources and financing among others.

     Labor Unions. Provida believes it has good relations with its employees and its labor unions, and has never experienced a strike or walk out. Provida's workers are represented by two labor unions. The Sindicato No. 1 de Trabajadores de AFP Provida S.A. ("Sindicato No.1"), was established in 1986 and is the oldest one. As of December 31, 2002 its membership consisted of 41.26% of the work force, of which 583 workers are sales agents and the rest are comprised of administrative staff. The second union, Sindicato No. 2 de Trabajadores de AFP Provida S.A. ("Sindicato No. 2") was established in 1997 and represents only administrative employees. As of December 31, 2002 its membership consisted of 32.87% of the Company's employees.

     Both Labor Unions, Sindicato No.1 and Sindicato No.2, presented its collective bargaining agreement on October 1, 2002, which is effective from that date on and expires on January 31, 2005 and on December 31, 2004 respectively. It should be pointed out that Provida has applied the terms of the collective bargaining agreements equally to both its unionized and non-unionized employees.

        Item 7. Major Shareholders and Transactions with Related Parties

     The Administradora de Fondos de Pensiones PROVIDA S.A. is a publicly traded Corporation with an equity divided into 331,316,623 Common Stocks of only series, nominative cases and without nominal value; instrument that grants such right of vote to each one of the shareholders. Since July 1, 1999, Provida is controlled by its major shareholder BBVA Pensiones Chile S.A., with a participation of 51.619% in the share capital. The balance of the subscribed and paid shares is distributed among small investors whose total includes Directors and Executive Officers of Provida with participation less than 1%.

     At December 31, 2002, Shares were distributed as it follows:


                                                            Number of Shares of Common       Percentage
Name of Shareholder                                                Stock Owned               Ownership
-------------------------------------------------------------------------------------------------------------
BBVA Pensiones Chile S.A.                                         171,023,573                  51.62%
The Bank of New York (1)..................................         75,639,690                  22.30%
Deposito Central de Valores S.A. (2)......................         34,727,913                  10.48%
Directors y Executive Officers as a group ................            148,213                   0.04%
----------
(1)  Depositary Bank of A.D.S acting Banco de Chile as a custodian.
(2)  Local Share Depositary corresponding to Stock Exchange, Stockbrokers,
     Mutual Fund Administrators, Foreign Investment Mangers, Insurance Company,
     etc.

     The shares registered on behalf of Directors and Executives are the following:

                                                   Number of Shares of Common
Name of Shareholder                Position                Stock Owned
--------------------------------------------------------------------------------

Miguel Angel Poduje Sapiain........Director                   5,250
Juan Carlos Reyes M. and spouse ... Officer                  87,499
Carlo Ljubetic R................... Officer                  28,589
Mario Picero C..................... Manager                    1,905
Gabriel Galaz G.................... Manager                    9,000
Roberto Vaccaro Y.................. Manager                    5,000
Julio Cesar Gonzalez O............. Manager                    9,000
Pablo Aichele G.................... Manager                    1,970

     Related Party Transactions

     Article 89 of the Chilean Companies Law requires that a Chilean company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Law stipulates that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director's interest and the terms of the transaction are similar to those prevailing in the corresponding market. Interested directors shall be excluded from all decisions of the Board related to the transaction. Resolutions approving such transactions must be reported to the company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil responsibility to the company, shareholders or interested third parties that suffer losses as a result of such violation. Provida has from time to time entered into transactions with various companies that have affiliations with some of its directors who also exercise control over the principal shareholders. Provida believes that all those transactions have been carried out in compliance with the provisions of Articles 44 and 89 of the Chilean Companies Law.

     The last three years, Provida has transacted business with companies that are under common ownership with Provida, including BBVA Pensiones Chile S.A., BBVA Banco Bhif S.A. and Bhif Corredores de Bolsa S.A. Additionally, Provida had related transactions with companies that were under common ownership with Provida until June 30, 1999, including CorpBanca S.A., Corp Corredores de Bolsa S.A., COPESA, Corp Group S.A and its subsidiaries, and Saionara S.A. During the period, Provida also has had related transactions with affiliate companies including AFP Porvenir (El Salvador), AFC and PreviRed.com.

     Provida entered into short-term repurchase agreements, financial services and forward contracts with CorpBanca S.A. and its subsidiary, Corp Corredores de Bolsa S.A. Alvaro Saieh, Nicolas Abumohor, Odde Rishmague and Juan Pablo Diaz have been directors or principal shareholders of both Provida and CorpBanca S.A. The total amount of these transactions in Fiscal Year 1999 was Ch$38,048 million representing a gain for Provida of Ch$1,114 million in Fiscal Year 1999.

     Provida entered into certain advertising contracts with COPESA in which Alvaro Saieh and a brother of Nicolas Abumohor play important roles. Such contracts resulted in a loss of Ch$45 million for Provida in Fiscal Year 1999.

     In Fiscal Year 1999, Provida purchased office furnishings amounting to Ch$8 million from Saionara S.A., an enterprise owned by a brother of Nicolas Abumohor.

     In Fiscal Year 1999, Provida received Ch$182 million from rentals to Corp Group and its subsidiaries, in which the following directors of Provida, Nicolas Abumohor, Maria Soledad Saieh, Odde Rishmague and Jorge Andres Saieh had a significant interest.

     During Fiscal Year 1999, Provida received Ch$174 million from Porvenir (El Salvador) for a sale of software. Provida was a shareholder of Porvenir (El Salvador) until August 2000.

     The acquisition of AFP Proteccion, paid through Provida's assumption of BBVA Pensiones Chile S.A. pre-existing debt (previously Corp Group Pensiones), resulted in financial costs for Provida of Ch$6,442 million in Fiscal Year 1999, Ch$1,633 million in Fiscal Year 2000, Ch$1,061 million in Fiscal Year 2001, Ch$496 million in Fiscal Year 2002 and Ch$41 million in the first quarter of 2003. In addition, Provida received Ch$8 million during Fiscal Year 1999, Ch$34 million during Fiscal Year 2000, Ch$35 million during Fiscal Year 2001, Ch$57 million during Fiscal Year 2002 and Ch$10 million in the first quarter 2003 for rentals from BBVA Pensiones Chile S.A., which is the principal shareholder of Provida.

     Provida entered into short-term repurchase agreements and financial services with Banco Bhif S.A. and its subsidiary, Bhif Corredores de Bolsa S.A. The total amount of these transactions in Fiscal Year 1999 was Ch$19,433 million, which resulted in a gain of Ch$9 million for Provida. In Fiscal Years 2000, 2001and 2002, Bhif Corredores de Bolsa S.A. provided additional financial services to Provida at a cost of Ch$83 million, Ch$60 million and Ch$55 million, respectively. In the first quarter of Fiscal Year 2003, this cost was Ch$10 million. The BBVA Group is the principal shareholder of both Provida and Banco Bhif S.A.

     In Fiscal Years 2001 and 2002, PreviRed.com provided electronic collection services to Provida at a cost of Ch$0.3 million and Ch$4 million, respectively, while in the first quarter of 2003, this cost reached Ch$4 million. In March 2002, Provida entered into a merchant account agreement with PreviRed.com, a Company in which Provida has a 37.8% equity interest. Pursuant to this Agreement Provida loaned PreviRed.com UF 12,852 (approximately US$310,000), to be repaid on December 31st, 2003, with a monthly floating interest to be established based on the average of the last 5 days of the corresponding month of the TIP (Average Interest Rate), as informed by the Central Bank for non index loans with maturity between 30 and 89 days.

     In April 2002, Provida issued a guaranty in the amount of UF226,800 (approximately US$5.5 million), in favor of Sociedad Administradora de Fondos de Cesantia de Chile S.A. ("AFC"), a company in which Provida has a 37.8% equity interest, to secure bank bonds that guarantee AFC's obligations under the Mandatory Unemployment Insurance Management Agreement. Additionally, Provida entered into a Technological Services Agreement with AFC for an amount of US$3,850,000, for a term of 10 years, by which Provida will provide certain technological services to the AFC. In October of the same year, and having returned the bank bonds previously mentioned and rescinding such guaranty, Provida gave a joint and indivisible guaranty of UF151, 200 (approximately US$3.7 million) in favor of AFC intended to obtain bank bonds guaranties to ensure faithful fulfillment of the contract. AFP Provida perceived revenues for Ch $216 million due to the rendering of services mentioned above.

     In January 2003, the Board of Directors approved the following operations with related people. All operations are adjusted to conditions similar to the ones prevailing in the market.

     - Several Property Rental Contracts with BBVA Banco BHIF for a total amount of UF 81,289 (approximately US$2 million).

     - Collection Contract of pension contributions with BBVA Banco BHIF for a total amount of UF 0.022 per contribution payroll.

     -    Pension Payment Contract with BBVA Banco BHIF for an amount of UF
          0.0264 for cash or check pension payments

     - Property Rental Contract to BBVA Pensiones Chile S.A. for an annual amount of UF 8,000 approximately (US$200,000).

                          Item 8. Financial Information

     Audited Consolidated Financial Statements

     See "Item 18. Financial Statements" for a list of audited consolidated financial statements and other financial information filed with this annual report. Provida's financial year ends on December 31.

     Legal Proceedings

     Provida is subject to certain claims and is party to certain legal proceedings inherent to the normal course of its business. Provida does not believe that any liabilities related to such claims and proceedings, in the aggregate, are likely to have a materially adverse effect on its consolidated financial statements or its results of operations.

     In April 1993, the Company's Labor Union filed a suit before the Courts to collect alleged differences in legal bonuses, sustaining that the stipulations and payments for conventional bonuses in substitution of legal bonuses were less than what they were owed and the difference should be paid until reaching 30% of profits. They also claimed collection of alleged differences in the payment called "Performance Bonus" for 1990 and 1991. Subsequently, in April 1995, they filed a new claim for the same reasons for 1992 and 1993, which were repeated for 1994 and 1995 in claims filed in March and April of 1997. They again filed a suit in April 2000 for differences in bonuses corresponding to 1998. In the opinion of labor advisors, the outcome of these lawsuits will have no effect on the equity of Provida since the Company's defense was sustained by a first-instance decision rendered August 19, 2000, which rejected the first claim. That ruling is currently being appealed before the Court of Appeals of Santiago.

     In 2002, Provida was sued to compensate supposed damages for an approximate amount of US$250,000, due to plaintiff was affiliated to Provida without having fulfilled an application form for that purpose. With respect to the above, Provida received a pension contribution from a social security entity "Caja de Compensacion de Asignacion familiar" on behalf of the plaintiff and according to the law currently in force, Provida is not entitled to refuse a contribution payment. The SAFP has regulated these kind of situations, creating a procedure to regulate such payments, which consists of affiliating the person and creating an individual pension account. As far as this person claimed on her situation and it was possible to find out that she contributed to INP, SAFP was requested to rescind her affiliation to Provida, which was authorized in conformity to procedures established by SAFP.

     Dividend Policy

     Historically, Provida has paid a significant portion of its income as dividends. The dividend ratio for the twelve months ended December 31 of Fiscal Years 1997 and 1998 were equal to 80.0% and 77.0% of the net income of each period respectively. These dividend ratios were in accordance with the dividend policy Provida adopted in the third quarter of 1994, which called for the payment of annual dividends of between 70% and 80% of Provida's annual net income. At the ordinary shareholders' meeting in April 1999, a dividend policy was adopted that called for the payment of annual dividends equal to the legal minimum (30%) and not exceeding 80% of Provida's annual net income, in light of the acquisitions of AFP Union and Proteccion.

     One year later, at the ordinary shareholders' meeting in April 2000, a new dividend policy was adopted, calling for the payment of annual dividends equivalent to 50% of Provida's annual net income, in light of the partial prepayment of the debt it assumed to acquire the AFP Union and Proteccion with the proceeds of the capital increase made at the end of Fiscal Year 1999. At the ordinary shareholders' meeting in April 2001, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2001 ("Fiscal Year 2001") of not more than 70% of Provida's annual net income that was ratified in the shareholders' meeting in April 2001. In such meeting, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2002 ("Fiscal Year 2002") of not more than 80% of Provida's annual net income that was ratified in the shareholders' meeting in April 2003. Finally, in the latter meeting the Board informed its intention of maintaining a level of annual dividends in not more than 80% of Provida's annual net income for the twelve months ended December 31, 2003 ("Fiscal Year 2003").


                  Dividends per share of each respective period
                        (in Ch$ as of December 31, 2002)
                          1997        1998        1999        2000        2001
                          ------------------------------------------------------
Total dividend (1)......  41.94       51.58       22.40       48.45       70.19
Dividend ratio (2)......   80%         77%         33%         50%         70%
----------

(1). The historical dividends per share were adjusted by the effective increase in the number of issued shares of Common Stock through the exchange of 15 new shares of Common Stock for each old one on August 25, 1999.
(2). Annual dividends for the corresponding annual net income.

                          Item 9. The Offer and Listing

     General

     The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Chilean government's policy of privatizing state-owned companies, which was implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile, which are regulated by the SVS. Certain elements of Chile's stock markets, including pension fund investors, are highly regulated with respect to investment and remuneration criteria, even though Chile's stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information usage.

     History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2002, 268 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange and accounts for approximately 72.4% of all equity traded in Chile. Approximately 26.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses non-member of the Stock Exchange. The remaining 1.5 % of equity is traded on the Valparaiso Stock Exchange.

     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and US dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: US dollar futures and Selective Shares Price Index (the "IPSA") futures and, in 1994, a stock options market. Equities are traded both through an open voice auction system (a firm offers system or daily auction) and an Electronic System called Telepregon. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m. only for high volume stocks. Telepregon operates continuously from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

     There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (the "IGPA") and the Selective Share Price Index ("IPSA"). The IGPA is calculated using the prices of over 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most traded stocks. Shares included in the IPSA are weighted according to the value of shares traded and represent more than 56% of the entire market capitalization. Currently Provida's Common Stock is included in the IGPA and the IPSA.

     The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

                                       Market            Annual Trading            IGPA         IPSA Index
As of:                           Capitalization (1)       Volume (1)(2)         Index (3)          (3)
------------------------------------------------------------------------------------------------------------
                                    (US$ billion)         (US$ million)
December 31, 1998..............         51.8                 4,419.4               73.32           87.34
December 31, 1999..............         68.2                 6,601.2              105.41          124.94
December 31, 2000..............         60.4                 5,777.9               99.30          120.44
December 31, 2001..............         56.0                 4,110.7              110.08          131.40
December 31, 2002..............         48.1                 3,399.1              102.37          111.06
------------------------------------------------------------------------------------------------------------
----------
Source: Santiago Stock Exchange.

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2)  Reflects annual trading volume.
(3)  Index base = 100 on December 31, 1996.

     Volatility

     The IPSA has decreased at an annualized real rate of -4.3% (with a standard deviation of 22.3%) for the period from December 31, 1996 to December 31, 2002. During 2002, the IPSA decreased by -17.8% in real terms. As the table below shows, swings in market performance are often dramatic and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

                                  Real Annual % Change in
Year                           IGPA Index        IPSA Index
----------------------------------------------------------------

1998.....................        (28.4)            (26.1)
1999.....................         40.5              39.8
2000.....................         (9.9)             (7.8)
2001.....................          8.1               6.3
2002.....................         (9.6)            (17.8)
----------------------------------------------------------------
----------
Source: Santiago Stock Exchange.

     Liquidity

     As of December 31, 2001 and 2002, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$56.0 billion and US$48.1 billion, respectively. The ten largest companies on the Santiago Stock Exchange represented approximately 67% and 70% of the IPSA index market capitalization, in 2001 and 2002 respectively. The average monthly trading volumes for the years ended December 31, 2001 and 2002 were US$343 million and US$283 million, respectively.

     Foreign Ownership

     Foreign investment in Chile is governed by Decree Law No. 600 and by the Central Bank Act. See "Item 10. Additional Information--Exchange Controls." Until May 2000, capital could not be remitted outside Chile less than one year from the date of an investment if governed either by Decree Law No. 600 or the Central Bank Act, although earnings could be remitted at any time. The Central Bank, in its meeting of May 11, 2000, decided to end the restriction on capital outflows. Capital and earnings, however, must be remitted through the Formal Exchange Market.

     Notwithstanding the foregoing, an investment in Chilean shares by foreigners through an ADS program is governed by the Central Bank Act and by Chapter XXVI, which does not require a holding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed on April 2001, it is still applicable for foreign investment contracts executed before that date. See Item 10.

     Foreign capital investment funds ("FCIFs") are governed by Law No. 18,657 and are permitted to receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in which case capital may not be remitted earlier than five years after the investment is made, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of a given company's shares, although this can be increased if the company issues new shares. Furthermore, no more than 10% of an FCIF's assets may be invested in a given company's stock, and no more than 25% of the outstanding shares of any listed company may be owned by FCIFs, taken together.

     Market Information

     Since November 16, 1994, Provida's American Depositary Shares (the "ADSs") have been listed on the New York Stock Exchange under the symbol "PVD". Until August 25, 1999, each ADR represented one Common Stock, while after the increase in Provida's paid-in capital it became to represent fifteen shares of Common Stock. Until February 7, 1996, the ADSs were issued by The Chase Manhattan Bank N.A. as depositary (the "Depositary"). Since that date, Provida's ADSs have been issued by the Bank of New York as the successor depositary (the "Successor Depositary"). In addition to approximately 22.83% of the Common Stock held by the Depositary, as of December 31, 2002 approximately 48.38% of the outstanding capital stock of Provida was held by shareholders other than the Principal Shareholder.

     The Common Stocks are currently traded on the Santiago Stock Exchange, Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange. In Fiscal Year 2002, the Santiago Stock Exchange accounted for approximately 72.4% of the trading volume of the shares of Common Stock in Chile, while the Valparaiso Stock Exchange accounted for 1.5% and the Chilean Electronic Stock Exchange accounted for 26.1%. Provida estimates that during 2002, its shares of Common Stock were traded on approximately 85% of the trading days on the Santiago Stock Exchange, while in the Chilean Electronic Stock Exchange they were traded on approximately 89% of the trading days.

     The table below shows, for the periods indicated, the quarterly high and low closing prices in pesos of the Common Stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange (each ADS represents fifteen shares), as well as, the monthly values for the first quarter of year 2003. See "Presentation of Information" for the exchange rates applicable during the periods set forth below.

                           Santiago Stock Exchange              NYSE
                              Ch$ per share (1)            US$ per ADS(2)
                              -----------------            --------------

--------------------------------------------------------------------------------
         Period               High          Low          High          Low
--------------------------------------------------------------------------------
1997
1st Quarter.............     646.67        524.00       24.13         18.88
2nd Quarter.............     613.33        480.00       21.88         18.00
3rd Quarter.............     620.00        493.33       21.69         18.56
4th Quarter.............     533.33        466.67       17.13         16.75
1998
1st Quarter.............     577.00        466.67       19.00         15.88
2nd Quarter.............     555.33        506.67       19.25         16.69
3rd Quarter.............     583.33        416.67       19.25         12.75
4th Quarter.............     480.07        386.67       15.63         12.00
1999
1st Quarter.............     613.33        400.00       18.75         12.38
2nd Quarter.............     800.00        613.33       23.19         19.19
3rd Quarter.............     833.33        690.00       24.44         20.06
4th Quarter.............     770.00        620.00       21.50         16.94
2000
1st Quarter.............     771.00        670.00       21.56         19.50
2nd Quarter ............     736.10        690.00       21.75         19.50
3rd Quarter ............     815.00        735.00       21.50         19.88

                           Santiago Stock Exchange              NYSE
                              Ch$ per share (1)            US$ per ADS(2)
                              -----------------            --------------

--------------------------------------------------------------------------------
         Period               High          Low          High          Low
--------------------------------------------------------------------------------
4th Quarter ............      810.00        770.00      21.25         20.02
2001
1st Quarter.............      965.00        780.00      24.45         20.40
2nd Quarter ............    1,005.00        920.00      24.45         22.64
3rd Quarter ............    1,220.00      1,000.00      27.16         22.70
4th Quarter ............    1,170.00      1,050.00      27.50         23.34
2002
1st Quarter..............   1,175.00      1,005.00      26.61         22.76
2nd Quarter ............    1,130.00      1,015.00      25.10         22.54
3rd Quarter ............    1,110.00        980.00      22.84         20.16
4th Quarter ............    1,115.00      1,035.00      23.80         22.09
October.................    1,100.50      1,035.00      21.10         20.90
November ...............    1,095.00      1,040.00      23.40         22.40
December................    1,115.00      1,070,00      23.65         22.70
2003
1st Quarter.............    1,130.00      1,090.00      23.09         21.62
January.................    1,120.00      1,090.00      23.09         22.36
February ...............    1,125.00      1,100.00      22.65         22.13
March ..................    1,130.00      1,110,00      22.60         21.62
----------
Source: Santiago Stock Exchange-Official Quotations Bulletin.

(1) Pesos per share reflect the nominal closing price at the trade date. The historical closing prices were adjusted by the effective increase in the number of issued shares of Common Stock through the exchange of 15 new shares of Common Stock for each old one on August 25, 1999.

(2)  Each ADS represents 15 shares.

     On March 31, 2003, the closing sales price for the shares of Provida's Common Stock on the Santiago Stock Exchange was Ch$1,115.00 per share of Common Stock or US$22.99 per ADS, assuming each ADS represented fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$727.37 = US$1.00 on the same date.

     On March 31, 2003 the closing sales price for the ADSs on the New York Stock Exchange was $22.30 per ADS.

     It is not possible for Provida to determine the proportion of ADSs beneficially owned by U.S. persons.


                         Item 10. Additional Information

     Memorandum and Articles of Association

     Organization and Register

     Provida is a sociedad anonima organized under the laws of Chile. The Company's deed of incorporation was executed on March 3, 1981 and was inscribed in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The by-laws of the Company were amended and restated at the shareholders' meeting held on April 23, 2000; furthermore, on April 27, 2001 they were amended again. A translation of the amended and restated by-laws has been filed as an exhibit to this annual report.

     Purpose

     Article 4 of the Company's Amended and Restated by-laws ("Estatutos Sociales") stipulates that the Company's corporate purpose establishing that:
"The Company general purpose is (i) administer the Pension Funds established by law (ii) provide and administer the benefits established in the Decree Law 3,500 from 1980 and its amendments and those specifically authorized by other present or future legal dispositions; (iii) constitute and/or participate, as and addition to its business, affiliate corporations pursuant to Article 23 and 23 bis of said Decree Law 3,500 (iv) to carry out activities authorized by law constituting and/or participating in subsidiary or united corporations authorized by law and/or by the Superintendence of Pension Fund Administrator as agreed to, and (v) constitute and/or participate in corporations constituted as securities custody companies referred to in Law 18,876".

     Board of Directors

     Management of Provida is vested in its Board of Directors. According to the Estatutos Sociales, the board of directors is to consist of 8 members, who may be reelected. Their terms last two years, at the end of which time new elections are held. Meetings of the Board shall be held at least once a month, they are validly held with the attendance of at least of five of its members, and the Board's resolutions should be passed by an absolute majority vote of the directors in attendance.

     (a) There are no provisions in the Estatutos Sociales relating to the power of directors or officers to vote on a proposal in which a conflict of interest exists or may exist. However under Chilean law, the Board of Directors must decide previously whether the transaction adheres to arm's length conditions similar to those usually prevailing on the market and if it is deemed impossible to determine those conditions, the board may approve or reject the transaction or appoint two arbiters that will be requested to issue a report regarding the transaction. Interested directors shall be excluded from all decisions of the board related to the transaction.

     (b) The aggregate compensation of the board of directors is decided at the ordinary shareholders meeting.

     (c) There are no provisions in the Estatutos Sociales relating to borrowing powers of the directors.

     (d) There are no provisions in the Estatutos Sociales setting forth age limits or retirement requirements for directors and officers.

     (e) According to the Estatutos Sociales, directors do not need to be shareholders of the Company to be appointed.

     Shares

     The Company's share capital is divided into 331,316,623 ordinary shares of the same series. Each ordinary share entitles the holder thereof to one vote and to share in any distributions in proportion to the number of shares that they own. Holders of the ordinary shares have the right to subscribe for new shares that maybe issued by the Company from time to time in proportion to the shares they hold at the time of the increase.

     (a) There are no provisions in the Estatutos Sociales setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. However, in accordance with the rule currently in force, if five years pass by since a dividend was available for a shareholder, and the latter has not charged it, the dividend will go to the Chilean Fire Department.

     (b) There are no provisions in the Estatutos Sociales concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting.

     (c) All shares have the right to share in the Company's net income. According the Estatutos Sociales, the Company is required distribute annually as a cash dividend to the shareholders, in proportion to their shares, at least thirty percent of the net profits of each fiscal year.

     (d) In case of liquidation, this will be carried out by the SAFP, which will also liquidate the pension funds administered. According to law, all shares have the same right to share in any surplus in case of a liquidation of the Company after settlement of all outstanding debts.

     (e) There are no redemption provisions in the Estatutos Sociales.

     (f) There are no sinking fund provisions in the Estatutos Sociales.

     (g) All of the Company's shares are issued and fully paid. Consequently, the shareholders are not subject to further capital requirements.

     (h) There are no provisions in the Estatutos Sociales discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     In order to modify the rights of shareholders, the Estatutos Sociales must be amended to reflect such modification. The Estatutos Sociales can be amended only through a resolution passed at an extraordinary shareholders' meeting.

     According to the Estatutos Sociales, the shareholders meetings can be ordinary or extraordinary. The ordinary shareholders meeting must take place within four months following the closing of each fiscal year. Any other general shareholders' meeting is an extraordinary meeting. Generally, the Board of Directors calls the shareholders' meeting; however, it can be requested by the SAFP, other institutions authorized by the law or by shareholders representing at least 10% of the fully paid and issued shares. Notice of the meeting must be published in a newspaper of general circulation in the domicile of the Company three times on three different days.

     The Estatutos Sociales do not describe any limitation on the rights to own the shares of the company.

     There are no provisions in the Estatutos Sociales governing the ownership threshold above which shareholder ownership must be disclosed. Nevertheless, in accordance with the law if a controller shareholder had 66.66% of the capital stock of the society, he would be forced to make a public offering ("OPA") for the rest of shareholders, within a period established by law.

     There are no provisions in the Estatutos Sociales imposing more stringent conditions than those required by law to change the capital of the Company.

     For a complete translation of the Company's Estatutos Sociales, see
Exhibit 2.

     Material Contracts

     Provida does not have material contracts that differ from those entered into the ordinary course of business.

     Exchange Controls

     The Central Bank is responsible for, among other issues, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The latter is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

     A Foreign Investment Contract (the "Contract") was entered into among the Central Bank, Provida and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendio de Normas de Cambios Internacionales ("Compendium of Foreign Exchange Regulations") of the Central Bank ("Chapter XXVI"), which addressed the issuance of ADSs by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established in the former Compendium. Chapter XXVI has been repealed. Notwithstanding the aforementioned, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore for the purpose of the Contract, Chapter XXVI is still applicable.

     Absent the Foreign Investment Contract, under applicable Chilean exchange controls regulation, investors might not be granted access to the Formal Exchange Market for the purpose of converting from pesos to dollars and repatriating from Chile the amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of

ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising therefrom). The following is a summary of certain provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI, before the amendments established by the Central Bank on April 16, 2001, and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile who withdraws shares upon delivery of ADSs (such shares being referred to herein as "Withdrawn Shares"), access to the Formal Exchange Market to convert pesos to dollars (and remit such dollars outside of Chile) in respect of shares represented by ADSs or Withdrawn Shares. This includes amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of rights to subscribe for additional shares, (d) proceeds from the liquidation, merger or consolidation of a company and (e) other distributions, including without limitation those resulting from any re-capitalization, as a result of holding shares represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were re-deposited with the Depositary. Under certain circumstances, investors receiving Withdrawn Shares in exchange for ADSs had the right to re-deposit such shares.

     Chapter XXVI provided access to the Formal Exchange Market in connection with dividend payments conditioned upon certification by a company to the Central Bank that a dividend payment has been made and any applicable tax withheld. Chapter XXVI also provided access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon. This is conditional upon receipt by the Central Bank of certification by the Depositary that such shares were withdrawn in exchange for ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.

     Chapter XXVI and the Foreign Investments Contract provided that a person who brought foreign currency into Chile to purchase shares with the benefit of the Foreign Investments Contract must convert it into pesos on the same date and had 5 days within which to invest in shares in order to receive the benefits of the Foreign Investments Contract. If such person decided during that period not to acquire shares, the person could access the Formal Exchange Market to reacquire dollars, provided that the applicable request was presented to the Central Bank within 7 days of the initial conversion into pesos. Shares acquired as described above could be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit was effected and that the related ADSs were issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

Both previously mentioned periods were modified by the Central Bank on September 20, 1995. Formerly, the period was 60 days for converting into pesos and 90 days from the initial conversion for informing the Central Bank that the person did not acquire shares of Common Stock and reacquired Dollars.

     On July 3, 1995 the Central Bank changed the regulations applicable to persons bringing foreign currency into Chile with the purpose of acquiring pesos to purchase securities. Under those regulations such persons were required to either (i) establish a non-interest bearing deposit with the Central Bank for a one-year term in an amount equal to 30% of the foreign currency brought into Chile or (ii) pay a charge to the Central Bank at the time the foreign currency was converted into pesos in an amount equal to interest on such deposit at the rate of 12-months LIBOR plus 4% for one year. The Central Bank regulations did not apply to persons bringing foreign currency into Chile for the purpose of purchasing securities from the issuer thereof as part of a capital increase (primary offering) by the issuer. Effective September 17, 1998, this 30% withholding requirement was reduced to 0%. Recently, the Central Bank decided to eliminate this regulation.

     Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required the approval of the Central Bank based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provided that if the Central Bank had not acted on such request within seven banking days, the request could be deemed approved.

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs related to the disposition of underlying shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if they were imposed.

     Taxation

     Chilean Tax Consideration

     In accordance with D.L. 824, 1974 on Tax Income, updated in April, 2002, Foreign Investors domiciled and abroad resident are affected by an additional tax with a rate 35% calculated on the net dividend, which is withheld and paid by the disbursement officer on behalf of the investor. This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society respect to gains obtained during the previous fiscal year (first category Tax), constitute a credit in favor of the investor. If the withheld tax for each dividend were higher than the tax in the definitive liquidation, disbursement officer should ask for the corresponding repayment of the surplus to the Internal Revenue Service to generate the payment for The Bank of New York and later distribution to the holders of ADS subscribed to the date of payment of each dividend.

     The first category tax effective from April 2002 has the progressive and transitory character, according to the following:

         Fiscal Year 2002                   Rate 16.0%
         Fiscal Year 2003                   Rate 16.5%
         Fiscal Year 2004                   Rate 17.0%

     Capital Gains. Gains from the sale or exchange of ADSs (or ADRs evidencing
ADSs) outside of Chile are not subject to Chilean taxation. The deposit and withdrawal of shares in exchange for ADSs will not be subject to any Chilean taxes.

     Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of Common Stock to a related person, as defined in the Chilean Tax Law. In all other cases, gain on the disposition of shares will be subject only to the First Category Tax.

     The tax basis of shares received in exchange for ADSs is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement, which values shares that are being exchanged at the highest price they were trade on the Santiago Stock Exchange on the date of the exchange. Consequently, the conversion of ADSs into shares and the immediate sale of such shares for the value established under the Deposit Agreement do not generate a gain subject to taxation in Chile.

     The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares are subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

     Other Chilean Taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of ADSs by a foreign holder, but such taxes generally do apply to the transfer at death or by gift of shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares.

       Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

     Provida has been exposed to foreign exchange rate risks associated with underlying assets, liabilities and anticipated transactions. In these cases, Provida manages these risks using derivative financial instruments. These contracts are entered into with major high credit quality financial institutions, in accordance with procedures and within limits approved by senior management. Provida's policy is to use derivatives only for hedging its foreign exchange rate exposures.

     In the past, Provida was exposed to foreign exchange rate risk mainly related to its foreign currency denominated borrowings. In order to take advantage of opportunities to reduce the cost of borrowings, Provida took out a US dollar-denominated long-term loan to finance the acquisitions of AFP Union and Proteccion in 1998 and at the beginning of 1999, respectively. At the end of 1999, Provida increased its capital base in order to pre-pay part of the debt, converting the remaining debt into UF in order to reduce Provida's exposure to foreign exchange rate risk.

     At December 31, 2002, Provida did not have commitments to repay debt in currencies other than UF or Chilean pesos.

     Otherwise, as a product of its investment in Provida Internacional, Provida is exposed to minor foreign exchange rate risk associated with the subsidiaries of that company. Consequently, a risk factor is depreciation of domestic currencies respect to U.S. dollar and the evolution of the latter with respect to the Chilean currency, and its effect in foreign affiliates income and their respective return. Notwithstanding, this risk could be covered by taking forward contracts, if Provida considers it necessary.

Interest Rate Risk

     Provida is exposed to an interest rate risk due to the long-term debt taken to finance the acquisitions of two AFPs in previous years. These long-term obligations have an interest rate determined by the TAB rate (active banking rate) for 90-day indexed operations plus 0.75% per year. These debt obligations expose us to variability in interest payments due to changes in the TAB rate. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

     Management believes that the interest rate exposure is moderate considering that the long-term obligations assumed in order to finance the acquisitions are being paid for by the cash flows generated by both transactions and the maturity of the remaining debt is in the first quarter of 2005. Adding the above, it should be highlighted that Provida maintains a moderate leverage of 0.22.

Liquidity Risk

     Provida's liquidity requirements have historically been funded with internally-generated cash flows considering that the Company's cash flow from operations, mainly from fees paid by its affiliates, is significant and sufficient to cover the core business needs. Reflecting the above, Provida has historically paid a significant portion of its income as dividends, even though they are limited according to the long-term investment decisions. Additionally, Provida counts on other short-term sources such as available lines of credit.

Credit Risk

     Provida's main investment is the Mandatory Investment (encaje) constituted by law and is equivalent to one percent (1%) of the Pension Funds under management, which should be maintained invested in shares of each kind of them.

     The Pensions Law expressly prescribes the assets classes and maximum assets limits in which funds can be invested. All securities (other than securities issued by the government, the Central Bank or certain government agencies, and certain qualified equity securities) must be specifically approved as eligible for investment by the Rating Commission. In Chile, fund investments can be made only in securities for which there is an established public trading market. The Central Bank sets the precise limits on permitted investments for AFPs within the range established by the law.

     Additionally, Provida counts on an Investment Committee composed of specialized professionals of the Investment Area responsible for the implementation of the investment policy. The general investment policy for the Pension Funds is determined by Provida's Board members and is administered by a Credit Committee composed of all Board members, the Chief Executive Officer and the Chief Investment Officer. The Credit Committee approves eligible companies in which the Pension Fund may invest and establishes limits for investments of different types of securities within legally prescribed limits.

         Item 12. Description of Securities Other Than Equity Securities

     Not applicable.


                                    PART II

            Item 13. Defaults, Dividend Arrearages and Delinquencies

     To Provida's knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Provida or any of its subsidiaries.


 Item 14. Material Modifications to the Rights of Security Holders and Use of
                                    Proceeds

     None.

                         Item 15. Control and Procedures

     Within the 90 day period prior to the filing of this report, we have carried out an evaluation of the effectiveness of the design and operation of the AFP Provida's disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is correctly recorded, summarized and reported. As of the date of the evaluation, we have concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the evaluation.

                               Item 16. [Reserved]

                                    PART III

                          Item 17. Financial Statements

     Provida's Audited Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.


                          Item 18. Financial Statements

     Reference is made to Item 19 (a) for a list of all Audit Financial Statements filed with this form 20-F.

                                                                            Page
                                                                            ----

Report of Independent Auditors in connection with the Consolidated
Financial Statements as of and for the year ended December 31, 2002          F-2

Reports of Independent Auditors in connection with the
Consolidated Financial Statements as of and for the years
ended December 31, 2000 and 2001                                             F-4

Consolidated Balance Sheets as of December 31, 2001 and 2002                 F-5

Consolidated Statements of Income for the years ended
December 31, 2000, 2001 and 2002                                             F-7

Consolidated Statements of Cash Flows for the years
ended December 31, 2000, 2001 and 2002                                       F-8

Notes to the Consolidated Financial Statements                              F-10


                                Item 19. Exhibits


1.1    Amended Bylaws of A.F.P. Provida S.A. (English translation)

8.1    List of significant subsidiaries

10.1   Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and have duly caused this annual report or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized.


                                        Administradora de Fondos de Pensiones
                                        Provida S.A.

                                        By: /s/ Gustavo Alcalde
                                            ---------------------------------
                                            Name:  Gustavo Alcalde
                                            Title: Chief Executive Officer


Dated: June 30, 2003

                            Form of 302 Certification

I, Gustavo Alcalde, Chief Executive Officer of Administradora de Fondos de Pensiones Provida S.A., certify that:

1. I have reviewed this annual report on Form 20-F of Administradora de Fondos de Pensiones Provida S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003


                                       /s/ Gustavo Alcalde
                                       -----------------------------------------
                                       Gustavo Alcalde
                                       Chief Executive Officer
                                       Administradora de Fondos
                                       de Pensiones Provida S.A.

                            Form of 302 Certification

I, Gabriel Galaz, Accounting Manager of Administradora de Fondos de Pensiones Provida S.A., certify that:

1. I have reviewed this annual report on Form 20-F of Administradora de Fondos de Pensiones Provida S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003


                                       /s/ Gabriel Galaz
                                       -----------------------------------------
                                       Gabriel Galaz
                                       Accounting Manager
                                       Administradora de Fondos
                                       de Pensiones Provida S.A.

                            Form of 302 Certification

I, Maria Paz Yanez, Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A., certify that:

1. I have reviewed this annual report on Form 20-F of Administradora de Fondos de Pensiones Provida S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003


                                       /s/ Maria Paz Yanez
                                       -----------------------------------------
                                       Maria Paz Yanez
                                       Planning and Control Manager
                                       Administradora de Fondos
                                       de Pensiones Provida S.A.

                              Index to Financials

                                                                           Page
                                                                           ----

Report of Independent Auditors in connection with the Consolidated
Financial Statements as of and for the year ended
December 31, 2002                                                           F-2

Reports of Independent Auditors in connection with the Consolidated
Financial Statements as of and for the years ended
December 31, 2000 and 2001                                                  F-4

Consolidated Balance Sheets as of December 31, 2001 and 2002                F-5

Consolidated Statements of Income for the years ended
December 31, 2000, 2001 and 2002                                            F-7

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 2001 and 2002                                            F-8

Notes to the Consolidated Financial Statements                             F-10

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "company") as of December 31, 2002, and the related consolidated statements of income and of cash flows for the year ended December 31, 2002 all expressed in millions of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2002, and the determination of shareholder's equity at December 31, 2002, to the extent summarized in Note 42 to the consolidated financial statements.

Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. o. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed above, the consolidated balance sheet as of December 31, 2001, and the consolidated statements of income and of cash flows for the years ended December 31, 2001 and December 31, 2000 of Administradora de Fondos de Pensiones Provida S.A. were audited by other auditors who have ceased operations. As described in Note 42 (I) (g), these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of

January 1, 2002. Our audit procedures with respect to the disclosures in Note 42 (I) (g) with respect to 2000 and 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income represented by amortization expense (including any related tax effects) recognized in those periods related to goodwill, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2000 and 2001 in Note 42 (I) (g) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 or 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 or 2001 consolidated financial statements taken as a whole.


/s/ Deloitte & Touche

Santiago, Chile
January 16, 2003, except for Notes 42 and 43
   as to which the date is June 24, 2003

The report of Langton Clarke - A Member Firm of Andersen Worldwide SC, below is a copy of their previously issued report contained in Administradora de Fondos de Pensiones Provida S.A. Annual report on Form 20-F for the year ended December 31, 2001. Langton Clarke - A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20-F.

Langton              Hueranos 770 Piso 5         Telefono  (56 2) 676 1000
 Clarke              Santiago - Chile            Fax       (56 2) 676 1010

Langton Clarks Auditores y Consultores
Limitada

Firma miembro de
Andersen Worldwide SC


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Administradora de Fondos de Pensiones Provida S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Chile, but do not conform with generally accepted accounting principles in the United States of America. A description of these differences and a reconciliation of consolidated net income for each of the two years in the period ended December 31, 2001 and shareholders' equity as of December 31, 2000 and 2001, under generally accepted accounting principles in Chile to the corresponding amounts that would be reported in accordance with United States generally accepted accounting principles, except for the omissions, as allowed pursuant to Item 17 of SEC Form 20-F, of adjustments necessary to eliminate the effect of price-level changes and the translation of non-Chilean operations described in Notes 1(e) and 41(b), is set forth in Note 41 to these consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with generally accepted accounting principles generally accepted in Chile.

As explained in Note 2 to the consolidated financial statements, as of January 1, 2000, the Company began accounting for deferred income taxes in accordance with Technical Bulletin No. 60. In addition, during 2001 at the instruction of the Superintendency of Pension Fund Administrators, the Company began to recognize deferred income taxes originating from income on mandatory investments on a discounted basis.

/s/ Langton Clarke

LANGTON CLARKE

Santiago, Chile January 25, 2002
(except for Note No. 41 for which the date is May 17, 2002)

                         ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                              CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002

                   (Restated for general price-level changes and expressed in millions of constant
                  Chilean pesos (MCh$) as of December 31, 2002 and thousands of US dollars (ThUS$))
                                        (See Notes 2 c. and o., respectively)
--------------------------------------------------------------------------------------------------------------
                                                                                  As of December 31,
--------------------------------------------------------------------------------------------------------------
                                                                         2001           2002             2002
                                                                         MCh$           MCh$            ThUS$
--------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash                                                                      689             788            1,097
Time deposits (Note 4)                                                    170             679              945
Marketable securities (Note 5)                                            313             117              163
Receivables from Pension Fund                                             312             423              589
Receivables from Insurance Companies (Note 8)                             729             621              864
Receivables from the State (Note 8)                                        30              31               43
Receivables and notes due from related companies (Note 9)                 450             940            1,308
Fees receivable (Note 7)                                                1,798           3,004            4,180
Miscellaneous Receivables, net (Note 10)                                1,287           1,370            1,906
Accounts receivable                                                        75              56               78
Inventories                                                                43              44               61
Recoverable Taxes, net  (Note 23)                                         767               -                -
Prepaid expenses (Note 11)                                                277             394              548
Deferred Income Taxes (Note 23)                                            46             125              174
Other Current Assets (Note 12)                                            113               1                1
--------------------------------------------------------------------------------------------------------------
Total Current Assets                                                    7,099           8,593           11,957
--------------------------------------------------------------------------------------------------------------
Mandatory Investment
Mandatory Investment - Fund type A                                          -             839            1,168
Mandatory Investment - Fund type B                                          -           8,997           12,520
Mandatory Investment - Fund type C                                     74,885          58,489           81,392
Mandatory Investment - Fund type D                                          -           7,996           11,126
Mandatory Investment - Fund type E                                         68           3,074            4,278
--------------------------------------------------------------------------------------------------------------
Total Mandatory Investment (Note 6)                                    74,953          79,395          110,484
--------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net
Land                                                                    4,698           4,698            6,538
Buildings and Infrastructure                                           17,034          17,034           23,704
Equipment, furniture and fixtures                                       2,678           2,565            3,569
Other Fixed Assets                                                      7,236           6,956            9,680
(Less) Accumulated Depreciation                                        (7,039)         (7,609)         (10,588)
--------------------------------------------------------------------------------------------------------------
Total Property, Plant and Equipment, net (Note 13)                     24,607          23,644           32,903
--------------------------------------------------------------------------------------------------------------
Other Assets
Investment in related companies (Note 14)                              19,293          22,309           31,045
Goodwill, net (Note 14)                                                85,163          81,209          113,008
Other Assets (Note 15)                                                  1,093           1,018            1,417
--------------------------------------------------------------------------------------------------------------
Total Other Assets                                                    105,549         104,536          145,470
--------------------------------------------------------------------------------------------------------------
Total Assets                                                          212,208         216,168          300,814
--------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                  As of December 31,
--------------------------------------------------------------------------------------------------------------
                                                                         2001            2002            2002
                                                                         MCh$            MCh$           ThUS$
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Obligations with banks and financial institutions (Note 16)             7,108           8,727           12,144
Dividends payable                                                         140             172              239
Accounts payable                                                        1,240           1,772            2,466
Notes and accounts due to related companies (Note 17)                   6,428           5,885            8,189
Accounts payable to National Health Fund (Note 18)                         43             156              217
Pensions payable                                                           45              64               90
Collections to be cleared (Note 8)                                         77              72              100
Accounts payable to insurance companies (Note 8)                        4,404           3,580            4,982
Accrued expenses (Note 20)                                              4,186           3,239            4,507
 Withholdings (Note 19)                                                 1,043           1,383            1,925
Withholdings from pensioners (Note 18)                                    944           1,010            1,405
Income tax (Note 23)                                                        -           1,662            2,313
Other current liabilities (Note 21)                                        85              90              125
---------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                              25,743          27,812           38,702
--------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
Obligations with banks and financial institutions (Note 16)             8,375           5,023            6,990
Notes and accounts due to related companies (Note 17)                   8,312           3,013            4,193
Long-term deferred taxes (Note 23)                                      2,843           2,353            3,274
Other long-term liabilities (Note 22)                                   1,141           1,014            1,411
--------------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities (Note 24)                                  20,671          11,403           15,868
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 35)
--------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Paid-in Capital                                                        83,602          83,602          116,338
Additional Paid-in Capital                                                120             120              167
Other reserves                                                          2,979           4,918            6,844
Accumulated deficit during development stage                          (4,496)               -                -
Retained  earnings                                                     83,589          88,313          122,894
--------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity (Note 25)                                  165,794         176,953          246,243
--------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                            212,208         216,168          300,814
--------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
--------------------------------------------------------------------------------------------------------------

                         ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF INCOME

                   (Restated for general price-level changes and expressed in millions of constant
                  Chilean pesos (MCh$) as of December 31, 2002 and thousands of US dollars (ThUS$))
                                        (See Notes 2 c. and o., respectively)
------------------------------------------------------------------------------------------------------------------
                                                                            For the years ended December 31,
                                                                       2000         2001        2002        2002
                                                                       MCh$         MCh$        MCh$        ThUS$
------------------------------------------------------------------------------------------------------------------
Operating Revenues:
Fee income (Note 7)                                                    89,092       92,159      94,903     132,065
Gain on mandatory investments (Note 6)                                  5,733        6,380       4,858       6,760
Other operating revenues (Note 26)                                      4,094        3,624       5,560       7,737
-------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                               98,919      102,163     105,321     146,562
-------------------------------------------------------------------------------------------------------------------
Operating Expenses:
Administrative personnel payroll expenses                             (16,939)     (18,488)    (16,272)    (22,644)
Sales personnel payroll expenses                                       (9,662)      (8,979)     (7,715)    (10,736)
Directors' fees (Note 28)                                                (207)        (188)       (117)       (163)
Selling and marketing expenses                                           (473)      (1,020)       (697)       (970)
Data processing expenses                                                 (537)        (716)       (737)     (1,026)
 Administrative expenses                                               (7,430)      (7,197)     (7,791)    (10,842)
Depreciation                                                           (1,228)      (1,535)     (1,667)     (2,320)
Life and disability insurance premium expenses                        (28,425)     (30,354)    (33,090)    (46,047)
Other operating expenses (Note 30)                                     (1,182)      (1,280)     (1,504)     (2,093)
-------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                              (66,083)     (69,757)    (69,590)    (96,841)
-------------------------------------------------------------------------------------------------------------------
Net Operating Income                                                   32,836       32,406      35,731      49,721
-------------------------------------------------------------------------------------------------------------------
Non-Operating Income (Expenses):
Gain (Loss) on financial investments                                      171          105         174         242
Equity participation income of related companies (Note 14)              8,258       10,503       9,712      13,515
Amortization of goodwill                                               (4,369)     (24,698)     (4,930)     (6,860)
Other non-operating income (Note 27)                                    1,325       26,834         644         896
Interest expenses (Note 29)                                            (4,017)      (2,978)     (1,497)     (2,083)
Other non-operating expenses (Note 30)                                   (270)        (231)       (296)       (412)
Price-level restatement, net (Note 31)                                 (2,424)       2,301      (1,925)     (2,679)
Exchange loss                                                               -         (908)       (140)       (195)
------------------------------------------------------------------------------------------------------------------
Net Non-Operating Income (Expenses)                                   (1,326)       10,928       1,742       2,424
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             31,510       43,334      37,473      52,145
------------------------------------------------------------------------------------------------------------------
Extraordinary  items                                                        -        2,272           -           -
------------------------------------------------------------------------------------------------------------------
Income Taxes (Note 23)                                                    743      (12,276)     (3,466)     (4,823)
------------------------------------------------------------------------------------------------------------------
Net Income                                                             32,253       33,330      34,007      47,322
------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
------------------------------------------------------------------------------------------------------------------

                         ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                   (Restated for general price-level changes and expressed in millions of constant
                  Chilean pesos (MCh$) as of December 31, 2002 and thousands of US dollars (ThUS$))
                                       (See Notes 2 c. and o., respectively)
------------------------------------------------------------------------------------------------------------------
                                                                          For the years ended December 31,
                                                                     2000          2001         2002        2002
                                                                     MCh$          MCh$         MCh$        ThUS$
------------------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities:
Fee income                                                             88,996       90,012      92,761     129,084
Gain on investments                                                        81          109         643         895
Revenue from dividends and others                                          33        5,792           -           -
Other operating revenues                                                6,877        1,426       6,030       8,391
-------------------------------------------------------------------------------------------------------------------
Total operating revenues                                               95,987       97,339      99,434     138,370
-------------------------------------------------------------------------------------------------------------------
Payroll expenses                                                      (26,488)     (25,606)    (22,296)    (31,027)
Commercialization expenses                                               (363)        (495)       (339)       (472)
Data processing expenses                                                 (620)        (870)       (432)       (601)
 Administrative expenses                                               (8,112)      (7,779)    (17,150)    (23,866)
Life and disability insurance expenses                                (30,509)     (24,964)    (30,834)    (42,908)
Other operating expenses                                                 (308)      (1,523)       (498)       (693)
------------------------------------------------------------------------------------------------------------------
Total operating expenses                                              (66,400)     (61,237)    (71,549)    (99,567)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              29,589       36,102      27,885      38,803
------------------------------------------------------------------------------------------------------------------
Cash Flow from Financing Activities:
Dividends paid                                                         (9,890)     (18,581)    (24,624)    (34,266)
Bank borrowings                                                       223,192      144,047      74,304     103,400
Repayment of bank borrowings                                         (183,309)    (179,816)    (76,045)   (105,822)
Repayment of accounts due to related companies                        (20,501)      (5,727)     (6,299)     (8,766)
Dividend Income                                                             -         (17)       8,438      11,742
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     9,492      (60,094)    (24,226)    (33,712)
------------------------------------------------------------------------------------------------------------------
Cash Flow from Investing Activities:
Sale of marketable securities                                          18,296          173         189         263
Sale of mandatory investments                                           2,624        2,031       1,567       2,181
Sale of investments in related companies                                3,934       33,496          30          42
Collection of accounts receivable from related companies                    -            -       1,082       1,506
Other proceeds from investments                                         1,317        1,440         165         230
Additions to premises and equipment                                    (1,104)      (2,616)       (467)       (650)
Purchase of marketable securities                                           -            -      (1,519)     (2,114)
Purchase of mandatory investments                                      (3,633)      (3,598)     (2,734)     (3,805)
Investments in related companies                                      (41,522)      (1,331)          -           -
Loans to related companies                                                  -       (3,919)     (1,975)     (2,748)
Other                                                                 (19,250)      (2,097)        419         583
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (39,338)       23,579     (3,243)     (4,512)
------------------------------------------------------------------------------------------------------------------
Total net positive (negative) cash flow for the period                   (258)        (413)        417         578
------------------------------------------------------------------------------------------------------------------
Effect of inflation on cash and cash equivalents                           52         (11)          49          68
------------------------------------------------------------------------------------------------------------------
Net variation in cash and cash equivalents                               (206)        (424)        466         646
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                        1,615        1,426       1,032       1,436
------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of period                              1,409        1,002       1,498       2,082
------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
------------------------------------------------------------------------------------------------------------------

                        ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                          RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING
                                       ACTIVITIES AND NET INCOME FOR THE EAR

                  (Restated for general price-level changes and expressed in millions of constant
                 Chilean pesos (MCh$) as of December 31, 2002 and thousands of US dollars (ThUS$))
                                       (See Notes 2 c. and o., respectively)
----------------------------------------------------------------------------------------------------------------------
                                                                                  For the years ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                 2000       2001      2002      2002
                                                                                 MCh$       MCh$      MCh$      ThUS$
----------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year                                                          32,253     33,330    34,007    47,322
----------------------------------------------------------------------------------------------------------------------
Add (deduct) charges (credits) to Income which do not
  represent cash flows
                                                                                 (6,483)    22,405    (5,667)   (7,886)
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization for the period                                      5,597     26,233     6,597     9,180
Gain on mandatory investments                                                    (5,733)    (6,380)   (4,858)   (6,760)
Accrued fee income                                                                  (96)    (2,147)   (2,142)   (2,981)
Life and disability insurance expenses                                           (1,060)     2,591     2,255     3,138
Allowance for doubtful accounts                                                       2          -         -         -
Loss from disposal of property, plant and equipment                                  32         66        (5)       (7)
Income in sale of investments                                                         -          -      (105)     (146)
Equity participation income of related companies                                 (8,257)   (10,502)   (9,712)  (13,515)
Price-level restatement, net                                                      1,405       (972)    1,925     2,679
Exchange difference                                                                   -          -       140       195
Other Operating funds                                                             1,627     13,516       238       331
----------------------------------------------------------------------------------------------------------------------
Decrease (increase) in Current Assets                                             2,826     (2,255)       26        36
----------------------------------------------------------------------------------------------------------------------
Accounts receivable from Pension Funds, Insurance
  companies and State                                                               (13)      (627)       (5)       (7)
Fees receivables                                                                      -     (1,805)     (202)     (281)
Inventories                                                                           -          -        (1)       (1)
Other Current assets                                                              2,839        177       234       326
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in Current Liabilities                                          993    (17,379)     (481)     (668)
----------------------------------------------------------------------------------------------------------------------
Notes payable, accounts payable and miscellaneous creditors                       1,678    (21,645)     (472)     (657)
Collection to be cleared, accrued reimbursements collections to employers
and affiliates for payments in excess                                              (128)        (5)       (6)       (8)
Accounts payable to National Health Fund, Pension Funds Insurance Companies
and Other AFPs                                                                      337      3,071       114       158
Pensions Payable                                                                    (34)        28        19        26
Unearned Revenue                                                                    (21)         -         -         -
Other accounts payable related to non operating result                             (828)     1,165      (136)     (189)
Other current liabilities                                                           (11)         -         -         -
----------------------------------------------------------------------------------------------------------------------
Net Cash provided by Operating Activities                                        29,589     36,102    27,885    38,803
----------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
----------------------------------------------------------------------------------------------------------------------
                                                                                                 (Concluded)

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

 (Restated for general price-level changes and expressed in millions of constant
         Chilean pesos (MCh$) as of December 31, 2002 and thousands of
                              US dollars (ThUS$))
                     (See Notes 2 c. and o., respectively)

Note 1.  THE COMPANY

Administradora de Fondos de Pensiones Provida S.A. is a publicly traded company incorporated on March 3, 1981. It is subject to the supervision of the Superintendency of Securities and Insurance (SVS) and the Superintendency of Pension Funds Administrators (SAFP).

The sole object of Provida is to administer Fondos de Pensiones Provida the Pension Funds Types A, B, C, D and E, a defined contribution pension funds and the provision of related benefits, in accordance with D.L. 3,500 and modifications. Accordingly, Provida is regulated by the S.A.F.P. As of 1994, in accordance with Laws 19,301 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositaries of securities.

The main difference among the five types of funds is the portion invested in variable income securities. The Type A fund is the most concentrated in variable income, while Type E fund does not have any variable income component.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying financial statements have been prepared in accordance with regulations issued by the "Superintendencia de Administradoras de Fondos de Pensiones" (Superintendency of Pension Fund Administrators, herein referred to as the "SAFP") "Superintendencia de Valores y Seguros" (Superintendency of Securities and Insurance, herein referred to as the "SVS") and accounting principles generally accepted in Chile, ("Chilean GAAP"). The consolidated financial statements include certain reclassifications and additional disclosures in order to conform more closely to the form and content of the financial statements required by the United States Securities and Exchange Commission.

The preparation of financial statements in conformity with Chilean GAAP and US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. ("Provida" or the "Administrator") and the following subsidiaries:

  ------------------------------------------------------------------------------
                  Subsidiary           2000              2001            2002
                                         %                 %               %
  ------------------------------------------------------------------------------
  Provida Internacional S.A.         99.99986          99.99986      99.99986
  ------------------------------------------------------------------------------
  AFP Genesis S.A.                       -            99.999994     99.999994
  ------------------------------------------------------------------------------
All significant transactions and balances between the companies have been eliminated in consolidation.

As of January 1, 2001, the subsidiary Provida Internacional S.A. maintains its accounting records in US dollars in accordance with Chilean GAAP. For consolidation purposes, these financial statements in dollars have been converted into Chilean pesos using the exchange rate as of the balance sheet date.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

c. Price-Level Restatement (Monetary Correction) - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean Indice de Precios al Consumidor (Consumer Price Index, or "IPC") as follows:

o Nonmonetary assets, liabilities, and shareholders' equity accounts are restated in terms of year-end purchasing power.

o Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

o The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding assets and liabilities exposed to the effects of inflation.

o All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2002 ("constant pesos") applied under the "prior month rule" as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadisticas (National Statistics Institute, or "INE") and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The IPC index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean IPC used for price-level restatement purposes are as follows:
                                                        December 31,
Year                                             Index*         Change in index

2000                                             106.82              4.7%
2001                                             110.10              3.1%
2002                                             113.36              3.0%

---------------------
*  Index as of November 30 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

d. Foreign Currency Translation - Balances in foreign currency have been translated at the year-end exchange rate. Indexed balances have been adjusted according to the readjustment index of the balance or as agreed to for this purpose.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

During 2001, after receiving authorization by the Chilean Tax Authority (Servicio de Impuestos Internos, SII), Provida Internacional changed its functional currency from the Chilean peso to US dollar starting on January 1st, considering that most of its operations are controlled in that currency.

Assets and liabilities (in foreign currency) and UF (an inflation index-linked unit of account) and the investments in foreign related companies have been translated into Chilean pesos at the following year-end exchange rates:

Currency                         31-Dec-00        31-Dec-01       31-Dec-02
                                     $                $               $

United States Dollar                  573.65          654.79           718.61
UF                                 15,769.92       16,262.66        16,744.12

e. Financial Investments - Time deposits are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The company, as part of its trading activities maintains marketable securities, which mainly consist of recognition bonds, mutual fund units, and companies' bonds which are recorded at fair value unrealized gains and losses are recorded in income minimum rate of return.

Mandatory Investments: Provida must achieve a minimum return on the Pension Funds' assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of the Funds' Value Provida is required to maintain a 1% investment in the amount of the corresponding pension fund which is a requirement of Chilean law. In addition to this amount, the company may maintain up to 0.02% further as an investment in the Pension Funds' assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company may use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall.

f. Property, plant and equipment - Have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligations are included in "Other current liabilities and Other long-term liabilities" in the Consolidated Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

Capital lease assets are depreciated using the straight-line method over the estimated useful lives of the assets.

g. Investments in Related Companies - Investments in related companies are included in other assets using the equity method, when there is significant influence over the affiliate. This valuation method recognizes in income the Company's equity participation in the net income or loss of each investee on an accrual basis, after eliminating intercompany transactions. Changes in shareholders' equity that do not affect the income of the related companies are recorded as direct charge to retained earnings, other reserves or accumulated deficit in development stage, where applicable. Under Chilean GAAP, significant influence is presumed to exist when the investment represents more than 10% and less than or equal to 50% of the investee's outstanding shares.

h. Goodwill - Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is determined using the straight-line method over 20 years.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

i. Income tax and deferred taxes - Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items which are treated differently for tax and book purposes have been recorded as established in Boletin Tecnico No. 60 (Technical Bulletin No. 60, or "BT60") of the Chilean Institute of Accountants, as amended.

j. Employee Vacations -The cost of employee vacations is recorded on a monthly accrual basis.

k. Staff severance indemnities - Indemnities agreed upon in the respective collective bargaining agreements are valued at the current value of the obligation calculated at today's salary rates.

l. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the S.A.F.P., fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

m. Software applications - Software acquired in the form of software packages which are recorded in Other property, plant and equipment have been valued at price-level restated cost. This software is being amortized using the straight-line method over the estimated useful lives of the software.

n. Forward foreign exchange contracts - The Company maintains forward contracts to cover the risks of fluctuation in foreign exchange which are considered investment contracts or hedge contracts. These derivative instruments are stated at market value in accordance with Boletin Tecnico No. 57 (Technical Bulletin No. 57, or "BT57") of the Chilean Institute of Accountants.

o. Convenience translation to US dollars - Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2002 of Ch$718.61 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

p. Cash and cash equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash and investments defined under Technical Bulletin 50.

Cash flows from operating activities include all cash flows from operations, including fees from clients, payments to suppliers and personnel remuneration. In addition to the above, cash flows related to taxes, interest paid, financial income and in general all cash flows not otherwise defined as financing or investing activities are considered to be operating in nature. This concept is broader than the operating income used in the consolidated statement of income.

q. Reclassification - Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's method of presentation.

Note 3.  CHANGES IN ACCOUNTING POLICIES

During 2002 there were no changes in accounting policies from the prior year that might have a significant impact on the interpretation of these consolidated financial statements.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Note 4.  TIME DEPOSITS

Investments in time deposits have been made with Banco Security (interest rate 0.25%) in the year 2002 and Banco de Santiago in the year 2001. The checking account in dollars is deposited with Brown Brothers Harriman Co. The amounts are detailed below:

                                                               2001         2002
                                                               MCh$         MCh$

Time deposits                                                   140          142
National Government bonds                                         -          537
Overnight deposits (US$ checking account)                        30            -
--------------------------------------------------------------------------------
Total                                                           170          679
--------------------------------------------------------------------------------

Note 5.  MARKETABLE SECURITIES

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                           ---------------------
                                                            2001            2002
                                                            MCh$            MCh$
Marketable securities:
    Bonds issued by corporations                              89               2
    Bonds issued by Chilean Government agencies              205              94
    Notes issued by financial institutions                    19              21
--------------------------------------------------------------------------------
Total                                                        313             117
--------------------------------------------------------------------------------

Note 6.  MANDATORY INVESTMENT

In order to guarantee the capacity of the Administrator to cover the Pension Funds minimum return, as stipulated in Article 37 of D.L.3,500, and in conformity with Article 40 of the same legal regulation, the Administrator must maintain and asset known as Mandatory Investment equivalent to one percent (1%) of each Pension Fund. See Note 2 (e).

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                           ---------------------
                                                             2001         2002
                                                             MCh$         MCh$
    Pension Funds - Type A                                       -          839
    Pension Funds - Type B                                       -        8,997
    Pension Funds - Type C                                  74,885       58,489
    Pension Funds - Type D                                       -        7,996
    Pension Funds - Type E                                      68        3,074
--------------------------------------------------------------------------------
Total                                                       74,953       79,395
--------------------------------------------------------------------------------

As of December 31, 2001, the Mandatory Reserve is MCh$74,953. This amount consists of Type C and Type E Pension Fund Mandatory Reserves of MCh$74,885 and MCh$68, respectively. These amounts are equivalent to Pension Fund Shares of 6,938,961.46 and 5,465.42 respectively, according to the value of the Shares as of December 31, 2001.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

As of December 31, 2002, the Mandatory Reserve is MCh$79,395. This amount consists of Types A, B, C, D and E Pension Fund Mandatory Reserves of MCh$839, MCh$8,997, MCh$58,489, MCh$7,996 and MCh$3,074, respectively. These amounts are equivalent to Pension Fund Shares of 80,471.47, 881,371.81, 5,241,020.12,
792,315.72 and 227,761.05 respectively, according to the value of the Shares as of December 31, 2002.

The Mandatory Reserve investment in Pension Funds generated net income of MCh$5,733, MCh$6,380 and MCh$4,858 during the years ended December 31, 2000, 2001 and 2002, respectively, from recognizing the variation in the value of the Shares maintained as capital gains. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments."

Note 7.  FEE INCOME

In conformity with D.L.3,500 dated 1980, the Administrator has the right to establish its compensation based on commissions paid by affiliates.

These commissions are designed to finance the Administration are include amounts designated for the administration of the Pension funds, the cost of the capitalization of individual accounts, of the old age pensions systems, of disability and survival pensions are benefits guaranteed by the State. These amounts also provide funds for the premium of insurance contracts to cover differences in the necessary capital to finance disability and survival pensions and the sum of the accumulated capital by the affiliates are the Fund Recognition Bonuses, if applicable, and administration cost of the other services that are established by law.

In accordance with current regulations commissions on monthly contributions are recognized at the time that the contributions are received in the affiliates' personal accounts. Revenues are only recognized when this condition has been satisfied.

From April 1999 to December 2002, the fixed fees that legally have to be deducted from the contributors' account, were Ch$ 390 per account per month, respectively. From December 2000 to 2002 the variable fee was 2.25%. Those affiliates who do not qualify for life and disability insurance are subject to a variable fee of 1.4% for the years ended December 31, 2000, 2001 and 2002. Types A, B, C, D and E have the same levels of fees described above.

For the years ended December 31, 2000, 2001 and 2002, fee income related to Type A, B, C, D and E funds was as follows:

--------------------------------------------------------------------------------
                                                   Years ended December 31,
                                              2000           2001          2002
                                              MCh$           MCh$          MCh$
--------------------------------------------------------------------------------
Fixed fees                                   6,313          6,245         6,248
Variable fees                               82,433         84,186        87,870
Other Fees                                     346            752           785
--------------------------------------------------------------------------------
Total                                       89,092         92,159        94,903
--------------------------------------------------------------------------------

As of December 31, 2001 and 2002, the accrued fee from pension funds was MCh$1,798 and MCh$ 3,004 respectively, which is included in "Fees receivables".

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Note 8.  DISABILITY AND SURVIVAL PENSION SYSTEM

a. Financing of Disability and Survival Pensions:

D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded with the balance in the member's individual capitalization account and is guaranteed by the state, when applicable.

In addition, in accordance with the law, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary review, granted in accordance with the first ruling of D.L. 3,500 ("the First Ruling"), shall be funded by the Administrator that manages affiliates's pension funds and the State Guarantee, when applicable.

The balance in the individual capitalization account therefore includes the accumulated capital to this individual capitalization account as explained below by the affiliates, including the contributions as outlined in article 53, and, when applicable, bonus recognition stipulated by the law. The Administrator must make by law an additional contribution and may transfer the funds from the voluntary savings of the affiliates.

The additional contributions made by the Administrator should equal the shortfall between the capital needed to fund the Disability and Survival Pension and the accumulated capital of the affiliates including their bonus recognition on the date of the shortfall. The Administrator shall be solely responsible for paying partial and total pensions originating from the first ruling and to pay additional contributions for those affiliates that can qualify for a Disability or Survival Pension as required by the Law.

b. Insurance Contract:

In conformity with D.L. 3,500, Provida has purchased insurance from ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) which covers the pensions of affiliates declared disabled through the first ruling and the initial and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of paying pensions originated by the first ruling, making contributions to the member's individual account, or making additional contributions, when applicable.

The insurance policy runs from August 1, 2001 to July 31, 2003. Premiums are expressed as a percentage of the contributing affiliates' taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida's participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the affiliates taxable remuneration; if the casualty rate's equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%.

In conformity with D.L. 3,500, Provida has purchased insurance from ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) which covers the pensions of affiliates declared disabled through the first ruling, the initial contributions and additional contributions specified in paragraph a). This agreement does not exempt Provida from the responsibility and obligation of paying pensions originated by the first ruling, making contributions to the member's individual account, or making additional contributions, when applicable.

The insurance policy spans from August 1, 2001 to July 31, 2003. Premiums are expressed as a percentage of the contributing affiliates' taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida's participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the affiliates taxable remuneration; if the casualty rate are equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%.

The final settlement of this contract will occur on January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year beginning in 2003. In addition, in December of each year shall be an advance of monthly financial revenues on the basis of the value recorded as of November 30. Monthly financial revenues are a result of applying the interest rate previously defined in the contract, for each month to the amount of cash flow in the same month, plus the accumulated balance as of the previous month. In addition, the contract specifies monthly payments calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,200. Additionally, it establishes premium advances in the collection month equivalent to 70% of provisional settlements.

Payment of provisional premium balances and advances are due on the 20th of each month.

In accordance with current legislation, the insurance company was chosen through public tender, and the results were published in the newspaper "La Tercera" on June 19, 20 and 21, 2001.

The previous agreement was in effect from August 1, 1999 to July 31, 2001, with the same insurance company, and the same conditions as the current agreement, except the fixed premium was UF 3,920 monthly and the cut rate was 0.85%. In this agreement the bonus for a casualty rate lower than the premium rate was 90% of surplus produced, if the range of casualty rate was equal to or less than 0.85%.

The final settlements of the previous agreement will take place on March 31, 2006, but is extendable for up to 2 years by common agreement. Preliminary settlements take place on March 31 of each year beginning in 2001. In addition, in December of each year an advance of the monthly financial revenues are given based on the value recorded as of November 30.

Between August 1, 1997 and July 31, 1999, another contract was in place with the same insurance company, but with different conditions including a fixed premium that was UF 2,150 monthly, the maximum rate of 0.80% of taxable remuneration and the cut rate of 0.63%. The bonus for favorable casualty rates was 100% if casualty rate was in the range of 0.80% to 0.63% of taxable remuneration. If the casualty rate was equal to or less than 0.63% there was a participation in 90% of surpluses produced.

The final settlements of this contract will take place on March 31, 2004, but is extendable for up to 2 years by common agreement. Preliminary settlements take place on March 31 of each year beginning in 1999. In addition, in December of each year an advance of the monthly financial revenues are given based on the value recorded as of November 30.

Between August 1, 1995 and July 31, 1997, there was a contract with the same insurance company under the same conditions as the previous agreements, except that the fixed premium was UF 410 per month.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

The final settlement of this contract will take place on March 31, 2003, but is extendable for up to one year by common agreement. Preliminary settlements take place on March 31 of each year beginning in 1997. In addition, in December of each year an advance of the monthly financial revenues are given based on the value recorded as of November 30.

Between August 1, 1993 and July 31, 1995, there was a contract with the same insurance company. It had similar conditions to the previous ones, with a maximum rate of 0.90% and a temporary rate of 0.80% of taxable remuneration. The bonus for a decreased casualty rate was 100% of surpluses produced if the casualty rate was in the range of 0.90% to 0.75% of taxable remuneration. If the casualty rate was equal to or less than 0.75% there was a participation in 90% of surpluses. Fixed premium was UF 50.

Final settlement of this contract was extended for one year by agreement between the parties.

Provida sends to the insurance company a list of affiliates for whom payment has been recorded and those dependent affiliates whose delay in payment is known or is subject to confirmation due to incomplete information.

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2000, 2001 and 2002, were MCh$28,425, MCh$30,354 and MCh$33,090, respectively, and are recorded as "Life and disability insurance premium expenses" in the Consolidated Statements of Income. For the years ended December 31, 2000, 2001 and 2002, adjustments and provisions for a casualty rate higher than the premium rate were MCh$3,253, MCh$4,940 and MCh$6,342, respectively, while net financial income was MCh$914, MCh$1,171 and MCh$399, for the years ended December 31, 2000, 2001 and 2002, respectively.

In "Other Operating Revenues", are included the settlements for a casualty rate lower than the premium rate and monthly financial revenues amounting to MCh$3,471, MCh$2,506 and MCh$2,950 in 2000, 2001 and 2002, respectively, for contract settlements from previous years.

A description of the contracts with pending adjustments for casualties is discussed in paragraph b), and a detail of the contracts with pending adjustments for casualties are detailed in Note 35, c).

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


d. Liabilities arising from additional contributions:

d.1) Collections to be cleared

Until 1997, the Company had collected additional contributions designated to finance the Disability and Survival Pension System fund, which were recorded as a liability of MCh$77 and MCh$72 as of December 31, 2001 and 2002 respectively. This liability increased in June 1998 and January 1999 as a result of the merger with AFP Union and AFP Proteccion, respectively. These liabilities are recorded under the caption "Collections to be cleared" in the Consolidated Balance Sheets and consist of the following:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------

1. Pending additional contributions
Contributions of workers not identified in the
affiliates master file or transferred to other
Administrators, of deceased affiliates, or for which
only the summary sheet has been received identifying
the employer, or positive differences resulting from
subtracting the balance from the contribution summary.        72             69

2. Additional contributions to be cleared
Additional contributions and health Insurance contributions
of independent affiliates paid for which the support
sheet has not been received                                    5              3
-------------------------------------------------------------------------------
Totals                                                        77             72
-------------------------------------------------------------------------------

The balance of pending contributions will be reconciled internally or by transferring them to other pension fund administrators, as since January 1, 1988, these contributions are paid directly into the Pension Fund.

Comparative analysis of pending additional contributions:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Pending additional contributions
Beginning balance                                             74             69
Pending for the year                                           -              -
Cleared pending items:
   o  For Provida                                             (2)             -
   o  Sent to other Administrators                             -              -
-------------------------------------------------------------------------------
Totals                                                        72             69
-------------------------------------------------------------------------------

d.2)  Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for disability and survival insurance premiums with ING Seguros de Vida S.A. and Compania de Seguros de Vida Consorcio Nacional de Seguros S.A. The liability, as explained in paragraph b), is for the difference between the final adjustment of the monthly premium and advances paid, which were MCh$727 and MCh$776 as of December 31, 2001 and 2002, respectively. These liabilities are due on the 20th of the following month. In addition, provisions for a casualty rate higher than the premium rate are estimated for the adjustment period with the insurance company that matures on March 31 in the next year, and were MCh$3,677 and MCh$2,804 for a total liability of MCh$4,404 and MCh$3,580 as of December 31 2001 and 2002, respectively.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

e. Assets originated by payment of Disability and Survival Pensions:

       e. 1) Receivable from Insurance Companies

       -------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
       -------------------------------------------------------------------------
       Life Insurance Companies (*):
           Balance at end of previous year                   109            708
           Paid disability and survival pensions
           Covered by  insurance companies                14,323         41,041
           Additional contributions paid                     616              -
           Insurance companies reimbursements           (14,319)       (41,128)
       -------------------------------------------------------------------------
       Total                                                 729            621
       -------------------------------------------------------------------------

        (*) Includes contracts with Consorcio Nacional, Euroamerica, Inter Rentas, ISE Las Americas and ING by merger with AFP Union contracts with Vida Corp, AXA and La Prevision, by merger with AFP Proteccion and contracts with Chilena Consolidada by merger with AFP El Libertador.

       e. 2) Receivable from the State

       -------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
       -------------------------------------------------------------------------
       o   Balance as of previous year                        64             29
       o   Pensions financed with state guarantee
           according to art. 73 of D.L. 3,500             11,132         12,821
       o   Family assignations financed by
           the Administrator                               1,310          1,386
       o   Reimbursement of state guarantee              (11,168)       (12,830)
       o   Reimbursement of family assignations           (1,308)        (1,375)
       -------------------------------------------------------------------------
       Total                                                  30             31
       -------------------------------------------------------------------------

Note 9.  RECEIVABLES AND NOTES DUE FROM RELATED COMPANIES

Receivables and notes due from related companies were as follows:

       -------------------------------------------------------------------------
                                                                Short-term
                                                            2001           2002
                                                            MCh$           MCh$
       -------------------------------------------------------------------------
       AFPC Porvenir de Colombia                             450            634
       Servicios de Adm. Previsional S.A.                      -            221
       BBVA Pensiones Chile S.A.                               -             85
       ------------------------------------------------------------------------
       Total                                                 450            940
       ------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 10.  MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consists of the following:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Employees current account, net                               714            749
Forward exchange contracts (*)                               160
Welfare fund current account                                 117              6
Medical leave advances, net                                   30             35
Advance to suppliers                                          42             76
Short term  housing savings complementary loan                23             22
Pending operations debtors, net                               38             40
Recoverable expenses AFP Genesis                             110            320
Others                                                        53            122
--------------------------------------------------------------------------------
Total                                                      1,287          1,370
--------------------------------------------------------------------------------
(*) In 2002 forward exchange contracts generate liabilities amounting to MCh$245 which is included in "Accounts payable".

Note 11. PREPAID EXPENSES

Prepaid expenses consists of the following:

-------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
-------------------------------------------------------------------------------
Advertising                                                   47             23
Quarterly AFP association installment:
  medical commissions                                         82             83
AFP association social installment                            49             92
Quarterly AFP association installment:
  medical observer system                                     31             30
Insurance                                                     24            125
Others                                                        44             41
-------------------------------------------------------------------------------
Total                                                        277            394
-------------------------------------------------------------------------------

Note 12. OTHER CURRENT ASSETS

Other current assets consists in mandatory investments provision:
--------------------------------------------------------------------------------
                                                              As of December 31,
                                                             2001         2002
                                                             MCh$         MCh$
--------------------------------------------------------------------------------
    Amounts maintained for Type A Fund                         -              -
    Amounts maintained for Type B Fund                         -              -
    Amounts maintained for Type C Fund                       111              -
    Amounts maintained for Type D Fund                         -              -
    Amounts maintained for Type E Fund                         2              1
-------------------------------------------------------------------------------
Total                                                        113              1
-------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Note 13. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:

--------------------------------------------------------------------------------
                                                              As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Land                                                       4,698          4,698
Buildings and Infrastructure                              17,034         17,034
Equipment, furniture and fixtures                          2,678          2,565
Other fixed assets (1)                                     7,236          6,956
Accumulated depreciation                                  (7,039)        (7,609)
--------------------------------------------------------------------------------
Property, plant and equipment, net                        24,607         23,644
--------------------------------------------------------------------------------
(1) Capital lease asset are includes, and the detail consist of the following:

---------------------------------------------------------------------------------------------
                                                              Maturity ThCh$
                                         ----------------------------------------------------
                          Interest rate                                             2007 and
                             annual        2003       2004      2005       2006    thereafter
---------------------------------------------------------------------------------------------
Rancagua office               8.70%           3          3         4          4        44
Huerfanos office              8.87%          10         11        12         13       304
Quilicura office              8.01%          17         18        20         22        51
---------------------------------------------------------------------------------------------
Total                                        30         32        36         39       399
---------------------------------------------------------------------------------------------


                              ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                                        Notes to the Consolidated Financial Statements

Note 14.  INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consists of the following:
---------------------------------------------------------------------------------------------------------------------------
                                                                  As of and for the years ended December 31,
                                                  -------------------------------------------------------------------------
                                                       Participation          Carrying value        Equity in gain (loss)
                                                    2000   2001    2002      2001       2002      2000     2001      2002
---------------------------------------------------------------------------------------------------------------------------
                                                     %       %      %         MCh$       MCh$      MCh$      MCh$      MCh$
Afore Profuturo (Mexico)  (1) (2)                  14.45   14.45    -            -         -      4,006       545         -
AFPC Porvenir (Colombia) (1)                       20.00   20.00  20.00      7,522      7,726     1,331     2,548     1,533
Afore Bancomer (Mexico) (1) (3)                     7.50    7.50   7.50      6,312      7,357       875     4,810     5,947
AFP Horizonte (Peru) (1)                           15.87   15.87  15.87      2,627      3,103     1,204     1,687     2,035
AFP Crecer (El Salvador) (1) (4)                   19.00   19.00  19.00      2,360      3,306       753     1,075       792
Servicios de Adm. Previsional S.A. (Chile)  (5)    37.80   37.80  37.80        233        162         -      (236)     (400
AFP Genesis (Ecuador) (1) (6)                      25.00     -      -            -          -        37         -         -
Inversiones DCV S.A. (Chile)                       23.14   23.14  23.14        239        275        52        74        58
Soc. Adm. De Fondos de Cesantia de Chile S.A.          -       -  37.80          -        380         -         -      (253)
---------------------------------------------------------------------------------------------------------------------------
Total                                                                       19,293     22,309     8,258    10,503     9,712
---------------------------------------------------------------------------------------------------------------------------

(1)  These investments are measured in US$.
(2) Provida International's investment in Afore Profuturo (Mexico) was sold to Grupo Nacional Provincial Pensiones S.A. de C.V. (Mexico) effective March 2001, for ThUS$ 61,698. The effect in income of this transaction was applied to the amortization of part of the goodwill generated in the purchase of Afore Bancomer and was part of the process of the purchase of a 7.5% participation in Afore Bancomer, since Provida, according to Mexican legislation, cannot have share participation in two Afores.
(3) Provida purchased a 7.5% share in Afore Bancomer effective November 30, 2000, for ThUS$66,264. This purchase was made as part of Banco Bilbao Vizcaya Argentaria's agreement to purchase a total of 49% of Afore Bancomer.
(4) On March 30, 2000, AFP Porvenir, in which Provida Internacional had a 45% ownership, merged with AFP Maxima and AFP Prevision in El Salvador, creating the AFP Crecer and diluting Provida Internacional's ownership.
(5) In October 2000, Servicios de Adm. Previsional S.A. (PreviRed.com) was formed together with all the other Chilean AFPs. PreviRed.com began operations in October 2001.
(6) On September 6, 2001, Provida International exercised its purchase option for the 75% of the ownership of AFP Genesis S.A., Ecuador that was previously held by Filanbanco S.A. The agreed-upon purchase price was US$1,625,000 and generated goodwill of ThUS$ 642,034. As a result of this purchase, Provida Internacional reached a participation of 100% in the said AFP, and therefore this investment is presented on a consolidated basis as of December 31, 2001.

b.   Goodwill, net consists of the following:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001         2002
                                                            MCh$         MCh$
--------------------------------------------------------------------------------
AFP  Proteccion (Chile) (1)                               58,756         55,284
Afore Bancomer (Mexico)                                   14,269         14,396
AFP  Union (Chile) (1)                                     8,578          8,050
AFP  El  Liberator (Chile) (1)                             1,028            952
AFPC Porvenir (Colombia)                                   1,071          1,060
AFP Crecer (El Salvador)                                     600            604
AFP Genesis (Ecuador)                                        448            453
AFP  Horizonte ( Peru)                                       413            410
--------------------------------------------------------------------------------
Total                                                     85,163         81,209
--------------------------------------------------------------------------------
(1) Absorbed by Provida S.A.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Amortization were MCh$4,370, MCh$24,697 and MCh$4,930 for the years 2000, 2001 and 2002, respectively, and includes an extraordinary write-off of MCh$19,663 during 2001 generated by the purchase of Afore Bancomer, in Mexico.

Note 15. OTHER ASSETS

--------------------------------------------------------------------------------
                                                            As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Bond agreement issuance costs                                  -            387
Mandatory investments of AFP Genesis                         471            169
Loan origination costs for purchase of former
AFP Proteccion and AFP Union (*)                             386            192
Employee loans and advances                                   58             41
Remodeling of leased customer service centers                101             78
Guarantees for leased premises and others                     54             52
Reimbursable financing contributions contracts
  with service companies                                      15             94
Deferred expenses of AFP Genesis                               8              5
--------------------------------------------------------------------------------
Total                                                      1,093          1,018
--------------------------------------------------------------------------------
(*) These commissions are being amortized over the term of the bank loans

Note 16. OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

a. Short-term obligations

Obligations with banks and financial institutions are as follows:
--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Syndicated loans with Banco Scotiabank
  Sudamericano and others, with maturity
  less than one year                                       3,350          3,349
Bank overdrafts, maturity  0 to 30 days:
Banco de Chile                                               145            523
Banco Santiago                                                21             13
Banco Santander                                            3,268          4,812
Banco BBVA Bhif                                              270              4
Banco del Estado de Chile                                      1             17
Banco Credito e Inversiones                                    5              5
Accrued interest expenses of syndicated loan                  48              4
-------------------------------------------------------------------------------
Total                                                      7,108          8,727
-------------------------------------------------------------------------------

The use of the above overdraft required to finance business operations generates interest expenses by applying a variable interest rate agreed upon between both parties, the average interest rate paid during 2002 was 3,29% (anual). As of December 31, 2002 the unused credit lines amount to MCh$41,126.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

b.    Long-term obligations

Provida has syndicated loans with Banco Scotiabank Sud Americano, Banco Santiago and Bank Boston N.A.

These long-term obligations are for UF 300,000 payable in installments of UF 100,000 each, maturing semi-annually finishing in March 2005. The interest rate is the TAB rate (active banking rate), for 90-day indexed operations plus 0.75% per year (1.00% until June 12, 2001), payable quarterly.

The outstanding balance of this loan was MCh$8,375 and MCh$5,023 as of December 31, 2001 and 2002, respectively.

Note 17. NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Pensiones Chile S.A.

Provida purchased 89.1% of the share ownership of AFP Proteccion S.A. for a price of UF 1,506,001.59 plus ThUS$ 100,000, payable in 9 semi-annually variable maturing installments starting on May 15, 1999. Interest was calculated using the six month LIBOR rate plus 2.25% per year for dollars, and the TAB rate for 180 days plus 2.00% for UF. The debt in dollars was fully paid and the obligation in UF was renegotiated at the TAB rate for 90 days plus 0.75% (1.00% until June 12, 2001).

As of December 31, 2002 the principal outstanding is UF 530,477.46 plus interest of UF 915.07 with a rate 1.35%.

a. Short-term

As of December 31, 2001, the principal is UF 376,500.40 plus interest of UF 7,237.14, which is equivalent to MCh$ 6,428. Semi-annual maturities due on May 15, 2003 and November 15, 2003 for a total of UF 350,535.07 plus accrued interest in the amount of UF 915.07, which is equivalent to the liability as of December 31, 2002 of MCh$ 5,885.

b. Long-term

Semi-annual payment is due from May 15, 2004. Total liabilities are UF 179,942.39 and UF 496,202.73, which is equivalent to MCh$ 3,013 and MCh$ 8,312 as of December 31, 2002 and 2001, respectively.

Note 18. WITHHOLDINGS FROM PENSIONERS

In conformity with the stipulations in D.L. 3,500, the Administrator must collect the independent affiliates' health contributions and discount health contributions from pensions financed by the Pension Fund and transfer these amounts to the Fondo Nacional de Salud (National Health Fund) or the corresponding health insurance institution.

Accordingly, balances in these accounts represent contributions collected that must be transferred to the National Health Fund or the respective health insurance institutions in the following month, in accordance with current regulations.

The balances owed as of December 31, 2001 and 2002 are as follows:

--------------------------------------------------------------------------------
                                                            As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
a. Independent affiliates
 o Balance at closing of previous year                        26             41
 o Withholding of health contributions from affiliates
   during the year                                         5,642          3,278
 o Payments to National Health Fund during the year       (5,625)        (3,163)
--------------------------------------------------------------------------------
   Independent affiliates' health withholding                 43            156
--------------------------------------------------------------------------------
b. Pensioners
 o Balance at closing of previous year                       770            878
 o Withholding of health contributions from
   pensioners during the year                              8,466          8,313
 o Payments to National Health Fund during the year       (5,507)        (5,798)
   Payments to Health Insurance institutions
   during the year                                        (2,824)        (2,663)
-------------------------------------------------------------------------------
   Pensioners health withholdings (*)                        905            730
-------------------------------------------------------------------------------
(*) These number are included in "Withholdings from pensioners".

Note 19. WITHHOLDINGS

Withholdings are is as follows:
--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
Retention of taxes from foreign shareholders                   -            683
Social security payments                                     282            305
Payroll taxes withholdings                                   414            114
Other payroll withholdings                                   347            281
--------------------------------------------------------------------------------
Total                                                      1,043          1,383
--------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 20.  ACCRUED EXPENSES

Accrued Expenses are as follows:

--------------------------------------------------------------------------------
                                                            As of December 31,
                                                            2001          2002
                                                            MCh$          MCh$
--------------------------------------------------------------------------------
Employee benefits - net of advances                        1,440          1,427
Accrued vacation                                           1,075            948
Voluntary retirement plan severance                          567              -
General expenses                                             368            643
Sales commissions                                            209              -
Other accruals                                               527            221
--------------------------------------------------------------------------------
Total                                                      4,186          3,239
--------------------------------------------------------------------------------

Note 21. OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                            2001           2002
                                                            MCh$           MCh$
-------------------------------------------------------------------------------
Professional fees and other                                   85             90
-------------------------------------------------------------------------------
Total                                                         85             90
-------------------------------------------------------------------------------

Note 22. OTHER LONG-TERM LIABILITIES

Other Long-Term Liabilities consists of the following:

--------------------------------------------------------------------------------
                                                  Interest    As of December 31,
                                                              ------------------
                                                    rate       2001         2002
                                                               MCh$         MCh$
--------------------------------------------------------------------------------
Capital leasing obligations:
 o U.A.P. Seguros de Vida (**)                     8.97%        350          340
 o Seguros de Vida Euroamerica (*)                 8.70%         58           55
 o Santiago Leasing (**)                           8.01%        128          111
Other:
 o  Provision for pensions Banco
    Hipotecario Chile                                           536          443
 o  Guarantees                                                   69           65
--------------------------------------------------------------------------------
Total                                                         1,141        1,014
--------------------------------------------------------------------------------

(*)  Semester payments
(**) Monthly payments

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 23. INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 16%. Enacted income tax rates in Chile are scheduled to be 16.5% and 17% for the taxation years ended December 31, 2003 and 2004, respectively.

a. Income taxes:

--------------------------------------------------------------------------------
                                                       As of December 31
                                              2000           2001          2002
                                              MCh$           MCh$          MCh$
--------------------------------------------------------------------------------
Taxable income                              (1,487)         37,348        35,938
Payable (recoverable) taxes                   (224)          5,645         5,881
Special taxes                                     1              2             1
Retained earnings for Tax purposes           14,241         35,399        48,750
Shareholders' credit for future dividends     1,169          5,310         7,991
--------------------------------------------------------------------------------

b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2001 and 2002:

--------------------------------------------------------------------------------------------------------
                                                                 Short-term               Long-term
                                                             2001          2002       2001        2002
                                                             MCh$          MCh$       MCh$        MCh$
--------------------------------------------------------------------------------------------------------
Deferred income tax assets:
Accrued Life and disability insurance                         (182)          (82)        -             -
Accrued vacations                                              172           160         -             -
Leasing assets, net                                              -            (3)      (86)          (76)
Unearned commissions                                           103           108         -             -
Leasing obligations, net                                         -            11        97            81
Provision BHC                                                    -             -       104            90
Other deferred income taxes                                     15             5         7           (95)
--------------------------------------------------------------------------------------------------------
    Total deferred income tax assets                           108           199       122             -
--------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
Contracts of change insurance                                    -             -       413           144
Bond agreement collective contract                               -            58        55            65
Gain on mandatory investment                                     -             -     1,446         2,110
Other deferred income taxes, net complementary accounts         62            16     1,051            34
--------------------------------------------------------------------------------------------------------
    Total deferred income tax liabilities                       62            74     2,965         2,353
--------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

As of December 31, 2002, deferred income taxes are mainly composed of temporary differences in mandatory investment funds Types A,B,C,D and E that are shown at present values of MCh$2,110, and other temporary differences of MCh$118. Deferred income taxes and amortization of complementary accounts resulted in deferred tax benefit MCh$221, MCh$3,617 and MCh$489, respectively for the years ended December 31, 2000, 2001 and 2002.

c. Income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows:

---------------------------------------------------------------------------------------------------------
                                                                              Years ended December 31,
                                                                            2000       2001        2002
                                                                            MCh$       MCh$        MCh$
---------------------------------------------------------------------------------------------------------
Provision for 1st category taxes                                                -      (5,645)     (5,827)
Recoverable 1st category income taxes                                         223           -           -
Mandatory reserve deferred income taxes and deferred charges                (743)        (941)        (86)
Deferred income tax arising from application of Technical Bulletin 60      (3,542)     (6,014)          -
Income tax arising from foreign investments                                   123      (8,608)          -
Credits for provision for 1st category taxes                                    -       5,596       1,873
Complementary accounts amortization                                         4,384       3,337         575
Adjustment to prior year income tax                                           299           -           -
Provision for additional tax                                                   (1)         (1)         (1)
----------------------------------------------------------------------------------------------------------
Income tax                                                                    743     (12,276)     (3,466)
----------------------------------------------------------------------------------------------------------

d. Recoverable and (payable) taxes are as follows:

--------------------------------------------------------------------------------
                                                              As of December 31,
                                                             -------------------
                                                              2001        2002
                                                              MCh$        MCh$
--------------------------------------------------------------------------------
1st category income taxes payable                            (5,645)     (5,751)
Special tax                                                      (2)         (1)
Provisional monthly payments                                    338       1,286
Credits for training costs                                      233          65
Credits for taxes paid on foreign investment                  5,596       1,874
Credits from AFP Genesis (Ecuador)                               32          51
Adjustment to prior year income tax                             215         814
--------------------------------------------------------------------------------
Total                                                           767      (1,662)
--------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 24.  LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Notes 16, 17, and 23 are the following:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                       -------------------------
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------
2003                                                        8,979
2004                                                        6,209          6,458
2005                                                        1,764          1,770
2006                                                           70             96
2007 and thereafter                                           806            726
--------------------------------------------------------------------------------
Total                                                      17,828          9,050
--------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 25.  SHAREHOLDERS' EQUITY

Changes in shareholders' equity for the years ended December 31, 2000, 2001 and 2002 are as follows:
------------------------------------------------------------------------------------------------------------------------
                                                                Accumulated
                                           Additional             deficit
                                 Paid-in    Paid-in    Other      during      Retained     Net       Interim
                                  capital   capital   reserves  development   Earnings   income     Dividends     Total
                                   MCh$      MCh$       MCh$       MCh$         MCh$       MCh$       MCh$        MCh$
------------------------------------------------------------------------------------------------------------------------
Balances as of  January 1, 2000    75,581       108       10       (5,939)      30,956    20,458      (1,979)    119,195
Dissenting shareholders, AFP
Proteccion                           (389)        -      389            -            -         -           -           -
Transfer of 1999 net income             -         -        -            -       18,479   (20,458)      1,979           -
Final dividends paid                    -         -        -            -       (4,175)        -           -      (4,175)
Deficit during development stage        -         -        -       (5,114)           -         -           -      (5,114)
Interim Dividend                        -         -        -            -            -         -      (5,003)     (5,003)
Absorption of deficit during
 development  stage                     -         -        -        3,462       (3,462)        -           -           -
Cumulative translation
adjustment of foreign affiliates        -         -      468           39            -         -           -         507
Price-level restatement             3,534         5        -         (139)       2,040         -         (80)      5,360
Net income  for the year                -         -        -            -            -    30,372           -      30,372
------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2000   78,726       113      867       (7,691)      43,838    30,372      (5,083)    141,142
------------------------------------------------------------------------------------------------------------------------
Restated to constant Chilean
pesos of December 31,  2002        83,602       120      921       (8,168)      46,553    32,253      (5,398)    149,883
------------------------------------------------------------------------------------------------------------------------
Balances as of January 1, 2001     78,726       113      867       (7,691)      43,838    30,372      (5,083)    141,142
Transfer of 2000 net income             -         -        -            -       25,289   (30,372)      5,083           -
Final dividends paid                    -         -        -            -      (10,184)        -           -     (10,185)
Deficit during development stage        -         -        -           24            -         -           -          24
Interim dividend                        -         -        -            -            -         -      (7,700)     (7,700)
Absorption of deficit during
  development stage                     -         -        -        4,172       (4,172)        -           -           -
Cumulative translation
adjustment
of foreign affiliates                   -         -    1,998         (737)           -         -           -       1,261
Price-level restatement             2,441         4       27         (133)       1,794         -         (69)      4,064
Net income for the year                 -         -        -            -            -    32,359           -      32,359
------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2001   81,167       117    2,892       (4,365)      56,565    32,359      (7,769)    160,965
------------------------------------------------------------------------------------------------------------------------
Restated to constant Chilean
pesos of December 31,  2002        83,602       120    2,979       (4,496)      58,261    33,330      (8,002)    165,794
------------------------------------------------------------------------------------------------------------------------
Balances as of January 1, 2002     81,167       117    2,892       (4,365)      56,565    32,359      (7,769)    160,965
Transfer of 2001 net income             -         -        -            -       24,590   (32,359)      7,769           -
Final dividends paid                    -         -        -            -      (14,952)        -           -     (14,952)
Interim dividend                        -         -        -            -            -         -      (9,277)     (9,277)
Absorption of deficit during
development stage                       -         -        -        4,365       (4,365)        -           -           -
Cumulative translation
adjustment                              -         -        -            -            -         -           -
of foreign affiliates                   -         -    1,944            -            -         -           -       1,944
Price-level restatement             2,435         3       82            -        1,894         -        (148)      4,266
Net income for the year                 -         -        -            -            -    34,007           -      34,007
------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2002   83,602       120    4,918            -       63,732    34,007     (9,425)     176,953
------------------------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Common stock:

331,316,623 common shares with no par value represent Provida's authorized, issued, and outstanding common stock at December 31, 2002.

Majority shareholders:

--------------------------------------------------------------------------------------------------------------
                                                             Years ended December 31,
                                   ---------------------------------------------------------------------------
                                            2000                      2001                       2002
--------------------------------------------------------------------------------------------------------------
                                    Purchases      Sales      Purchases      Sales      Purchases      Sales
                                     Shares       Shares        Shares       Shares       Shares       Shares
BBVA Pensiones Chile S.A.           4,851,365           -             -           -             -            -
The Bank of New York (C.951 SVS)   14,172,690   8,248,320       762,675   2,175,000    11,631,195   22,728,455
BBVA Securities Inc.                        -           -             -     525,000             -    1,050,000
--------------------------------------------------------------------------------------------------------------

The Bank of New York acts as custodian for Provida's American Depositary
Shares.

Profit Distributions:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida's net income for each year. In compliance with the law, it is the intention of the Board of Directors to pay an interim dividend during October and a final dividend after the General Shareholders' meeting in the following year. The total dividend will not be less than the legal minimum, however it will not exceed 80% of the net income for the year. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year.

However, Provida cannot distribute as dividend the part of earnings generated by investee companies, which should be allotted to cover the balance of the account "Development Period Accumulated Deficit" of the respective companies. In the year 2002 the balance of this account was amortized. In the prior year 11.1% , equivalent to ThCh$4,400, was allotted to reduce the balance of the account "Development Period Accumulated Deficit" in April 2001, after the approval of the Ordinary General Meeting of Shareholders.

Accumulated deficit during development stage:

Accumulated deficit during development stage is the result of organizational and start-up expenses incurred by foreign related companies. Such expenses are recorded directly against equity as permitted by the SAFP. The deficit originated in each related company is relieved by the net income generated by the corresponding company after the commencement of the operating stage. At year-end 2002, this account is zero.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


The detail of this account is as follows:
--------------------------------------------------------------------------------
                                                            As of December 31,
                                                           ---------------------
                                                            2001           2002
                                                            MCh$           MCh$
--------------------------------------------------------------------------------

Afore Bancomer (Mexico)                                    (4,496)            -
-------------------------------------------------------------------------------
Total                                                      (4,496)            -
-------------------------------------------------------------------------------

Other Reserves - Cumulative Translation Adjustment:

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants. As of December 31, 2001 and 2002 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso total MCh$2,979 and MCh$4,918, respectively, and are included under the caption "Other reserves" within the shareholders' equity of the Consolidated Balance Sheets.

--------------------------------------------------------------------------------
                                                            As of December 31,
                                                           ---------------------
                                                            2001          2002
Cumulative translation adjustment                           MCh$          MCh$
--------------------------------------------------------------------------------

Balance at beginning of the year                             893          2,892
Foreign exchange adjustments (Provida Internacional)       1,299          1,918
Price-level restatement of cumulative translation
  adjustment                                                  28             82
Accumulated deficit during development stage of
  Provida Internacional                                      759             26
--------------------------------------------------------------------------------
Total                                                      2,979          4,918
--------------------------------------------------------------------------------

Note 26. OTHER OPERATING REVENUES

The detail of other operating Revenues is as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                        Years ended December 31,
                                                                                     2000       2001         2002
                                                                                     MCh$       MCh$         MCh$
------------------------------------------------------------------------------------------------------------------
a. Insurance Contract Settlements:
   o  Preliminary settlements contract, August 93 - July 95                           374        185             -
   o  Preliminary settlements contract, August 95 - July 97                         1,279      1,384            86
   o  Preliminary settlements contract, August 97 - July 99                         1,152        384           501
   o  Preliminary settlements contract, August 99 - July 01                           666        553         1,909
   o  Preliminary settlements contract, August 01 - July 03                             -          -           454
b. Additional revenue from contributions before January 1, 1988                       588        649           601
c. Surcharge and collection costs                                                      36         47            13
d.  Revenues from services renders to Administradora de Fondos de Cesantia Chile        -          -           216
S.A.
e. Other operating revenues from AFP Genesis Ecuador                                    -        422         1,780
------------------------------------------------------------------------------------------------------------------
Totals                                                                              4,095      3,624         5,560
------------------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Other operating Revenues is derived from favorable settlements from Insurance Contracts, recognition of net interest revenues, recovery of pending additional contributions (see Note 8 d) and collection of surcharge and collections costs for contributions not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

Note 27. OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:

-------------------------------------------------------------------------------
                                                   Years ended December 31,
                                               2000         2001           2002
                                               MCh$         MCh$           MCh$
-------------------------------------------------------------------------------
Gain on sale of Afore Profuturo (1)              -        26,181              -
Rental of premises                             729           591            574
Reversal of provisions in excess of
  commission sales                             266             -              -
Expired checks (uncashed)                      209            20              1
Gain on sales of assets (1)                     49             7             11
Penalty interest                                12            20             18
Other                                           60            15             40
-------------------------------------------------------------------------------
Total                                        1,325        26,834            644
-------------------------------------------------------------------------------
(1) See foot note 42, II letter b)

Note 28. DIRECTORS' FEES

Directors received fees as follows:

--------------------------------------------------------------------------------
                                                   Years ended December 31,
                                              2000          2001            2002
                                              MCh$          MCh$            MCh$
--------------------------------------------------------------------------------
Attendance fees                                207           184             110
Other fees                                       -             4               7
-------------------------------------------------------------------------------
Total                                          207           188             117
-------------------------------------------------------------------------------

Note 29.  INTEREST EXPENSES

Interest expenses were as follows:

--------------------------------------------------------------------------------
                                                   Years ended December 31,
                                               2000          2001           2002
                                               MCh$          MCh$           MCh$
--------------------------------------------------------------------------------
Interest on BBVA loan                         1,632         1,061            496
Interest on Bank loans                        1,076           770            470
Use of bank overdrafts                          843           646             85
Interest on forward exchange contracts            -           170            219
Amortization of debt issuance costs             133           132            132
Interest on leasing contracts                    54            51             49
Others                                          279           148             46
--------------------------------------------------------------------------------
Total                                         4,017         2,978          1,497
--------------------------------------------------------------------------------

Note 30. OTHER EXPENSES

a.    Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$1,182, MCh$1,280 and MCh$1,504 for the years ended December 31, 2000, 2001 and 2002, respectively. These expenses were incurred in the evaluation of the degree to which affiliates are disabled, medical commissions, doctor fees, and in the transporting and lodging of affiliates.

b.  Other non-Operating Expenses

The detail of other non-operating expenses is as follows:

-------------------------------------------------------------------------------
                                                   Years ended December 31,
                                               2000          2001           2002
                                               MCh$          MCh$           MCh$
-------------------------------------------------------------------------------
Rental expense                                  169           122            220
Loss on sale of assets (1)                       33            66              8
Fines by SAFP                                    21             4              3
Disposal of Property, Plant and
  Equipment (2)                                  21             5              3
Reissued stale checks                            15             -              -
Write-off provision (1)                           4             2              -
Other                                             7            32             62
--------------------------------------------------------------------------------
Total                                           270           231            296
--------------------------------------------------------------------------------
(1) See foot note 42, II, letter b)

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Note 31.  PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement is as follows:
--------------------------------------------------------------------------------
                                                  Years ended December 31,
                                              ----------------------------------
                                               2000          2001           2002
                                               MCh$          MCh$           MCh$
--------------------------------------------------------------------------------
Shareholders' equity                          5,687         4,184         4,266
Other assets                                 (3,988)       (5,165)       (2,897)
Property, plant and equipment, net           (1,350)         (927)         (894)
Liabilities                                   1,282          (962)          594
Accumulated depreciation                        236           169           174
Income statement amounts                        557           400           682
--------------------------------------------------------------------------------
Net charge (credit) to income                 2,424        (2,301)        1,925
--------------------------------------------------------------------------------

Note 32. SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

------------------------------------------------------------------------------------------------------
                                                                             Years ended December 31,
                                                                           2000        2001       2002
                                                                           MCh$        MCh$       MCh$
------------------------------------------------------------------------------------------------------
a.    Collection services contracts
      Costs charged to the "Administrative expenses" account
      In the Consolidated Statements of Income

a.1)  Banco del Estado de Chile Line of business: Banking activities
      Value of service including VAT: UF 0.053 per payroll
      Net costs recorded                                                    168         173       170
      Amount owed                                                            29          14        70
      Form of payment: cash
a.2)  Banco Santiago
      Line of business: Banking activities
      Value of Service including VAT: UF 0.022 per payroll
      Net costs recorded                                                     84          81        77
      Amount owed                                                            14          13         6
      Form of payment: cash




      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


a.3)  Banco de Chile
      Line of business: Banking activities
      Value of service including VAT(*): UF 0.041 by payroll
      Net costs recorded                                                      5           4         3
      Amount owed                                                             1           1
      Payment:  cash
      (*) Puerto Williams branches only.

a.4)  Caja de Compensacion Los Andes
      Line of business:  Compensation Administrator
      Value of service including VAT: Ch$ 110.90
        per payroll and Ch$19.90 per register, readjustable semi-annually
      Net costs recorded                                                      -           6        21
      Amount owed                                                             -           2         2
      Payment: cash
      Contract outstanding since June 2001

a.5)  Caja de Compensacion Los Heroes
      Line of business:  Compensation Administrator
      Value of service including VAT: Ch$ 110.10 per payroll and Ch$ 19.80 per register readjustable semi-annually
      Net costs recorded                                                      -           1         -
      Amount owed                                                             -           -         -
      Payment: cash
      Contract outstanding since October 2001

a.6)  Caja de Compensacion La Araucana
      Line of business:  Compensation Administrator
      Value of service including VAT: Ch$ 110.90 per payroll and Ch$ 19.90 per register readjustable semi-annually
      Net costs recorded                                                      -           -         6
      Amount owed                                                             -           -         1
      Payment: cash
      Contract outstanding since October 2001

a.7)  Servicios de Administracion Previsional Line of business: Electronic collection services
      Value of service including VAT: Ch$ 91.00 per payroll by a factor between 1 and 0.1765, depending on the number of payroll paid and Ch$16.33 per register readjustable semi-annually.
      Net costs recorded                                                      -           -         4
      Amount owed                                                             -           -         -
      Payment: cash
      Contract outstanding since May 2001

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


b.    Depository Services

Depository Services of securities and financial instruments of the Pension funds and mandatory reserve resulting in costs included in "Administrative Expenses", as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                 2000          2001         2002
                                                 MCh$          MCh$         MCh$
--------------------------------------------------------------------------------

b.1.   Deposito Central de Valores S.A..
       Line of business: Depositary Services
       Net costs recorded                         410           421          455
       Amount owed                                  -             -            -
        Payment: Cash

b.2 Brown Brothers Harriman & Co.
       Line of business: Banking activities
       Type services rendered: Custodian
       Net costs recorded                         247           208          197
       Amount owed                                  -            89          187
--------------------------------------------------------------------------------
Total                                             657           718          839
--------------------------------------------------------------------------------

c. Stock exchange transaction services

Brokerage cost is included in "Administrative Expenses", as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                  2000         2001         2002
Bolsa de Comercio de Chile                        MCh$         MCh$         MCh$
--------------------------------------------------------------------------------
Broker commissions                                 156          123           58
Fixed costs                                          5           53           40
Others Brokerage costs                              36           25           25
--------------------------------------------------------------------------------
Total                                              197          201          123
--------------------------------------------------------------------------------

Bolsa de Comercio de Chile
   Line of business: Brokerage
   Amounted owed: -
   Payment: Cash

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

d. Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

Unisys (Chile) Corporation:

The service agreement includes maintenance and repair of data processing equipment, technical professional services for programming licensed products and licenses for use of product programs. The costs of these services included in "Data Processing Expenses" are MCh$21, MCh$14 and MCh$11 in the years ended December 31, 2000, 2001 and 2002, respectively.

Empresa Nacional de Telecomunicaciones S.A. Entel:

Entel provides telecommunications services for long distance and allows the transportation of wire line signals, lines and terminal equipment associated with the agreement, which were as follows:

--------------------------------------------------------------------------------
                                                    Years ended December 31,
                                                  2000         2001        2002
                                                  MCh$         MCh$        MCh$
--------------------------------------------------------------------------------

Processing data expenses                           174          31            -
Administrative expenses                             32          32           27
--------------------------------------------------------------------------------
Total                                              206          63           27
--------------------------------------------------------------------------------
Amounts owed:                                       24          17            -
--------------------------------------------------------------------------------

e.    Microfilm Services

Comicrom S.A.

This company provides microfilming services. The costs incurred for these services are included in "Administrative Expenses, " and were MCh$ 400, MCh$ 44 and MCh$ 45 for the years ended December 31, 2000, 2001 and 2002, respectively.

f. Design and management of centralized database

Comicrom S.A.

This company has a service agreement with Provida for the management, safekeeping and maintenance of the affiliates database, which contains the affiliates data transferred since 1981and their respective contributions. Provida accesses and manager this database through centralized consultation. The agreement was signed on March 1, 2000. The costs for these services was MCh$50, MCh$50 and MCh$109 for the years ended December 31, 2000, 2001 and 2002, and is included in "Administrative Expenses".

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

g. Agreement for supplying digital forms

This contract is for the implementation of an information capture process for affiliate contribution forms and other documents related to the Administrator's operations, using digital imaging technology in general forms. This contract is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida requirements. The effect in income is included in "administrative expenses" of MCh$ 336 in 2000 and MCh$ 561 in 2001 and MCh$379 in 2002.

Amounts owed to Comicron S.A.: MCh$ 44 in 2000, MCh$NIL in 2001 and MCh$37 in 2002.

h. Transmission and reception of electronic messages service

Transbank S.A.

This company has an agreement with Provida to electronically transfer information through electronic mailboxes specialized in processing free form messages. The costs for these services was MCh$ 8, MCh$ 10 and MCh$ 14 for the years ended December 31, 2000, 2001 and 2002, and is included in "data processing expenses".

i. Rental and maintenance equipment contracts

Xerox de Chile S.A.

The company has a contract with Provida for photocopy equipment rental, technical service, and maintenance of printers. The costs for these services were MCh$ 126, MCh$112 and MCh$ 103 for the years ended December 31, 2000, 2001 and 2002, respectively, and are included in "administrative expenses".

Amounts owed were MCh$7, MCh$ 3 and MCh$3 for the years ended December 31, 2000, 2001 and 2002.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

j. Other minor services

Other contracts with Wackenhut Ltda. and Slim Ltda. (cleaning services), Comunicaciones Capitulo S.A. (telephone line), resulted in costs of MCh$ 119, MCh$95 and MCh$114 for the years ended December 31, 2000, 2001 and 2002, and are included in "administrative expenses".

Amounts owed were MCh$ 5, MCh$ 8 and MCh$NIL for the year ended December 31, 2000, 2001 and 2002, respectively.

Note 33. TRANSACTIONS WITH RELATED PARTIES

a. Amounts

Significant transactions with related companies for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

 -----------------------------------------------------------------------------------------------------------------------
              Company                    Transaction             Amount of transactions      Effect on income Gain (loss)
                                                                  2000     2001    2002            2000     2001    2002
 -----------------------------------------------------------------------------------------------------------------------
 BBVA Pensiones Chile S.A.(a)       Pending Balance        Th UF  1,150      873    530     MCh$  (1,632)  (1,061)  (496)
                                    Lease                  MCh$      34       35     36     MCh$      34       35     36

 BBVA S.A. Oficina de
 Representacion Chile (b)           Lease                  MCh$       -        -     22     MCh$       -        -     22

 BBVA Corredores de Bolsa BHIF
 S.A.(b)                            Financial services     MCh$      83       59     55     MCh$     (83)     (59)   (55)

 Servicio de Adm. Previsional S.A.  Collections services   MCh$       -        -      4     MCh$       -        -     (4)
 (c)
                                    Pending balance        MCh$       -        -    221     MCh$       -        -     13

 Administradora de Fondos de        Technological support
 Cesantia Chile S.A. (c)            services               MCh$       -        -    216     MCh$       -        -    216

Nature of relationship:

(a) Parent
(b) There is a relationship through common shareholder BBVA Group.
(c) Affiliated Company

b. Transactions

BBVA Pensiones S.A.

Purchase agreement, through which Provida acquired 89.1% of the equity ownership of the company formerly known as AFP Proteccion S.A. equivalent to UF1,506,001.59 plus US$100,000,000, payable in 9 variable semiannual installments maturing from May 15, 1999. The calculation of interest considers six month-LIBOR rate plus 2.25 percent per year, in the case of dollars and 180 day-TAB rate plus 2.00 percent in the case of UF. The US dollar denominated debt was fully canceled and the UF denominated debt was renegotiated to 90 day-TAB rate plus 0.75 percent (1.00 point until June 12, 2001). At year-end 2002, the balance of this debt is UF530,477.46 plus interest equivalent to UF915,07 with a 1.35% rate.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Short term

Semiannual installments of the agreement with BBVA Pensiones Chile S.A. maturing on May 15, 2003 and November 15, 2003, equivalent to UF350,535.07 plus interest amounting to UF915.07 equivalent to MCh$5,885 at year-end. At prior year-end, the balance was UF376,500.40 plus interest amounting to UF7,237.14 equivalent to MCh$6,428.

Long term

Semiannual installment maturing on May 15, 2004 amounting to UF179,942.39 equivalent to MCh$3,013 at year-end. At prior year-end, the balance was UF496,202.73 equivalent to MCh$8,312.

Note 34. HEDGE CONTRACTS

At December 31, 2002 the detail of hedge contracts, recorded in conformity with
Note 2, is as follows:


                                                                                                    Effected book accounts
                                                     Purchase/
Type of Type of    Contract  Maturity or   Specific     sale
hedge   contract   amount      expiry        item    position    Hedge amount or
                                                                   transaction              Asset/liability      Effect on income
                                                                Name       Amount        Name       Amount  Realized    Unrealized
                                                                Loan in
FR      CCPE     15,000,000 I quarter 2004   US$        P       US$      15,000,000    Creditors    51,547        -           -
                                                                Closing
FR      CCPE     15,000,000 I quarter 2003   US$        S       position 15,000,000    Creditors  (297,000)       -       (249,459)

CCPE: Contract for hedge of existing items

Note 35. COMMITMENTS AND CONTINGENCIES

a.    Guarantees granted

AFP Provida, authorized by the Extraordinary Meeting of Shareholders held on January 7, 2002, guaranteed Administradora de Fondos de Cesantia de Chile S.A., debt amounting to UF 400,000, for compliance with its agreement concerning the Administration of Unemployment Insurance.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

b.    Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 established that when an insurance company does not fulfill obligations originated from signed contracts; the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45.

The Administrator's contingency is approximately UF 1,215,965. The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and application of the previously mentioned State Guarantee. Pension fund affiliates claims against insurance companies would be subject to the privilege established in Article 2,472, No. 4 of the Civil Code. This amounts is provisioned as a contingency loss.

c.    Litigation

Provida has filed a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Funds when the bank made extraordinary write-offs of mortgage-backed bonds in violation of the applicable legal and contractual statutes in 1986. In a subsequent action, Provida filed a demand for payment based on Law No. 18,010.

In 1993, 1995 and 1997, the labor union, which represents certain Provida employees, filed actions against Provida on behalf of the union members for 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the labor Court of Santiago, alleges certain miscalculations of payment of contractually required profit sharing in those periods. According to Provida's legal advisors opinion none of these lawsuits would have a material impact on the Provida's financial position.

For the year ended December 31, 2002 there were 82 labor lawsuits presented by Administrator's former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$ 370. However, management believes that none of these lawsuits would have a material impact on the Provida's financial position.

d. Contracts with repurchase and resale commitments

As of December 31, 2001 and 2002 there are no resale agreements or securities sold with a repurchase commitment.

e. Derivative financial instruments

Provida has forward contracts and foreign exchange insurance as of December 31, 2002 in order to hedge changes in the US dollar exchange rate, which would affect their liabilities denominated in US dollars, these contracts are explained Note 34.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Market value of gains or losses on futures contracts are recognized offsetting foreign exchange losses or gains on those liabilities. These contracts resulted in gains of MCh$ 1,003 and MCh$422 for the years ended December 31, 2000 and 2001, respectively, and a loss of MCh$ 249 as of December 31, 2002.

f.    Unpaid contributions

Pension contributions that have not been completely paid as of October 1, 1982, must be declared by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987.

The amount of pension contributions that have not been declared nor paid by employers has been estimated based on affiliates with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increase by indexation and interest.

The estimated amounts are as follows:
                                                                Unaudited
--------------------------------------------------------------------------------
                                                             As of December 31,
                                                           2001           2002
--------------------------------------------------------------------------------
                                                           MCh$           MCh$
--------------------------------------------------------------------------------

Declare contributions                                     71,099          83,348
Originated by unreconciled accounts                          255             257
--------------------------------------------------------------------------------
Total                                                     71,354          83,605
--------------------------------------------------------------------------------

g.   Investment Abroad

o As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, AFP Provida, as well as other administrators, is taking part in these projects through capital contributions and software sale.

o At year-end, the Administrator maintains investments, through its subsidiary Provida Internacional S.A., in AFP Horizonte (Peru) with a15.87% ownership over the paid-in capital and an investment equivalent to US$4,096,919; in AFPC Porvenir (Colombia) with a 20.00% ownership and an investment equivalent to US$10,322,966; in Genesis AFP (Ecuador) with a 99.999994% ownership and investment equivalent to US$2,855,282; in Afore Bancomer (Mexico) with a 7.5% ownership and an investment equivalent to US$66,263,572 and in AFP Crecer (formerly AFP Porvenir, El Salvador) with a 19% ownership and an investment equivalent to US$4,338,885.

h.  Statement of Cash Flow

o Provida Internacional S.A. agreed to enter into a contract with Grupo Nacional Provincial Pensiones S.A. de C.V. of Mexico, in virtue of which Provida Internacional sold its total ownership in Afore Profuturo GNP, S.A. de C.V. amounting to 14.45%. The agreed price is equivalent to US$61,697,914.40 that was paid in cash when the contract was signed. Such transaction was performed in March 2001, once the corresponding government authorization was obtained in Mexico.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


Note 36. OPERATING REVENUES AND EXPENSES, BY FUND

The operating Revenues and expenses by fund for the year ending December 31, 2001 and 2002 are as follows:

Year 2000

----------------------------------------------------------------------------------------------------------------
A. OPERATING REVENUES
                                                  Fund        Fund       Fund       Fund        Fund
                                                 Type A      Type B     Type C     Type D      Type E      Total
                                                  MCh$        MCh$       MCh$       MCh$        MCh$        MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
    Fixed fee                                        -           -       6,313         -           -       6,313
    Variable fee                                     -           -      82,431         -           2      82,433

Fees from programmed withdrawals and
temporary income
    Variable fee                                     -           -         291         -           1         292

Other Fees                                           -           -          54         -           -          54

Gains on mandatory investments                       -           -       5,732         -           1       5,733
----------------------------------------------------------------------------------------------------------------
Total                                                                   94,821                     4      94,825
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
B. OPERATING EXPENSES
                                                  Fund        Fund       Fund       Fund        Fund
                                                 Type A      Type B     Type C     Type D      Type E      Total
                                                  MCh$        MCh$       MCh$       MCh$        MCh$        MCh$
----------------------------------------------------------------------------------------------------------------
Life and disability insurance premium expenses       -          -       28,425          -          -      28,425
Sales personnel payroll expenses                     -          -        9,662          -          -       9,662
Commissions paid for custody of securities
    National                                         -          -          409          -          2         411
    Foreign                                          -          -          247          -          -         247
Commissions paid on investment principals abroad     -          -                       -          -
Stock exchange transaction expenses                  -          -          197          -          -         197
Transporting of securities and insurance             -          -           30          -          1          31
----------------------------------------------------------------------------------------------------------------
Total                                                -          -       38,970          -          3      38,973
----------------------------------------------------------------------------------------------------------------

Other operating expenses not included in the previous table are directly or indirectly related to the Type 1 Pension Fund.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Year 2001

----------------------------------------------------------------------------------------------------------------
A. OPERATING REVENUES
                                                  Fund        Fund        Fund       Fund       Fund
                                                 Type A      Type B      Type C     Type D     Type E      Total
                                                  MCh$        MCh$        MCh$       MCh$       MCh$        MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
    Fixed Fee                                        -          -        6,245                     -       6,245
    Variable Fee                                     -          -       85,143                     7      85,150

Fee s from programmed withdrawals and
temporary income
    Variable Fee                                     -          -          761                     3         764

Gains on mandatory investments                       -          -        6,375                     5       6,380
-----------------------------------------------------------------------------------------------------------------
Total                                                -          -       98,524                    15      98,539
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
B. OPERATING EXPENSES
                                                  Fund        Fund       Fund      Fund         Fund
                                                 Type A      Type B     Type C    Type D       Type E      Total
                                                  MCh$        MCh$       MCh$      MCh$         MCh$        MCh$
-----------------------------------------------------------------------------------------------------------------
Life and disability insurance premium expenses       -          -       30,353          -          1      30,354
Sales personnel payroll expenses                     -          -        8,979          -          -       8,979
Commissions paid for custody of securities
    National                                         -          -          420          -          -         420
    Foreign                                          -          -          208          -          -         208
Stock exchange transaction expenses                  -          -           60          -          9          69
Transporting of securities and insurance             -          -            5          -          -           5
-----------------------------------------------------------------------------------------------------------------
Total                                                -          -       40,025          -         10      40,035
-----------------------------------------------------------------------------------------------------------------

ther operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Year 2002

----------------------------------------------------------------------------------------------------------------
A. OPERATING REVENUES
                                                  Fund       Fund       Fund       Fund         Fund
                                                 Type A     Type B     Type C     Type D       Type E     Totals
                                                  MCh$       MCh$       MCh$       MCh$         MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
Fixed fee                                           20         457      5,642        103           24      6,247
Variable fee                                       344       5,750     79,947      1,364          466     87,871

Fees from programmed withdrawals and
  temporary income
Variable fee                                         -           -        762          9           15        785

Gains on mandatory investments                      17          98      4,638         75           30      4,858
----------------------------------------------------------------------------------------------------------------
Total                                              381       6,305     90,989      1,551          535     99,761
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
B. OPERATING EXPENSES
                                                  Fund       Fund       Fund       Fund         Fund
                                                 Type A     Type B     Type C     Type D       Type E      Total
                                                  MCh$       MCh$       MCh$       MCh$         MCh$        MCh$
----------------------------------------------------------------------------------------------------------------
Life and disability insurance premium expenses      64         929     31,834        187           76     33,090
Sales personnel payroll expenses                     -           -      7,715          -            -      7,715
Commissions paid for custody of securities
National                                             1           8        435          7            3        455
Foreign                                              1          10        175          8            3        197
Stock exchange transaction expenses                  -           -         98          -            -         98
----------------------------------------------------------------------------------------------------------------
Total                                               66         947     40,257        202           82     41,555
----------------------------------------------------------------------------------------------------------------

Other operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 37.  SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded provisions of MCh$25 and MCh$ 54 in 2001 and 2002, respectively, to cover its obligation in accordance with the collective bargaining agreement with its workers.

Note 38. SANCTIONS

a) Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 001 of January 5, 2001, SAFP assessed the Administrator a penalty of UF 150, for errors in Monthly Statistical Information sent to the Superintendency.

In accordance with Resolution No. 00015 of October 10, 2001, SAFP assessed the Administrator, as legal successor of formerly AFP El Libertador, a censorship sanction for not notifying an employer.

In accordance with Resolution No. 00016 of February 14, 2002, SAFP assessed the Administrator a censorship sanction, for administrative fault when omitting information concerning files of Related Persons and information (RI).

In accordance with Resolution No. 00018 of February 14, 2002, SAFP assessed the Director of the Administrator, Mr. M. Pacheco Matte, a censorship sanction for administrative fault concerning the omission of information regarding file of Related Persons and information (RI).

In accordance with Resolution No. 0024 of February 19, 2002, SAFP assessed the Administrator a penalty of UF 50, for breaking regulations concerning excessive investment.

In accordance with Resolution No. 0026 of March 22, 2002, SAFP assessed the Administrator a penalty of UF 100 for breaking regulations concerning foreign currency purchasing net positions in forward contracts.

In accordance with written communication No. 5451 of April 11, 2002, SAFP reprimanded the Administrator for errors in the preparation of daily report.

In accordance with Resolution No. 0033 of May 16, 2002, SAFP assessed the Administrator a penalty of UF 150 for being responsible for the treatment of information it compiles in order to comply with its function, concerning the collection of social security payments. This Resolution was claimed at the Court of Appeals in Santiago, which reduced the penalty to UF 50.

In accordance with Resolution No. 0034 of May 24, 2002, SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning excessive investment.

In accordance with Resolution No. 0057 of December 4, 2002, SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning frequency required by the law for investments in foreign financial instruments.

In accordance with Resolution No. 0058 of December 17, 2002, SAFP assessed the Administrator a penalty of UF 100, for deficiencies detected in the system of Control of Benefit Procedures.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 39.  SHARE TRANSACTIONS

a. The Administrator's Chairman, Directors and Managers made the following share transactions:
------------------------------------------------------------------------------------------------------------------------
                                                                    Years ended December 31,
                                                      2000                      2001                    2002
------------------------------------------------------------------------------------------------------------------------
                                            Purchases      Sales     Purchases      Sales      Purchases     Sales
                                              Shares      Shares       Shares       Shares      Shares       Shares

Persons and Companies related with
Directors and Manager
Monica Tejos Riveros                (1)        4,500           -            -            -           -           -
------------------------------------------------------------------------------------------------------------------------
(1) This person is related to a member of management.

Note 40. DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:
--------------------------------------------------------------------------------------------------------------------
                                                                                      Percentage         Number of
                                                                                        holding         shareholders
--------------------------------------------------------------------------------------------------------------------
a) As of December 31, 2001
10% holding or more                                                                       86.74                    2
Less than 10% holding with
    Investment of UF 200 or more                                                          11.60                1,222
Less than 10% holding with
    Investment of less than UF 200                                                         1.66                1,346
--------------------------------------------------------------------------------------------------------------------
Total                                                                                    100,00                2,570
--------------------------------------------------------------------------------------------------------------------
Controller of the Company (BBVA Pensiones Chile S.A.)                                     51.62                    1
--------------------------------------------------------------------------------------------------------------------

b) As of December 31, 2002
10% holding or more                                                                       74.45                    2
Less than 10% holding with
    Investment of UF 200 or more                                                          23.88                1,215
Less than 10% holding with
    Investment of less than UF 200                                                         1.67                1,339
--------------------------------------------------------------------------------------------------------------------
Total                                                                                    100.00                2,556
--------------------------------------------------------------------------------------------------------------------
Controller of the Company (BBVA Pensiones Chile S.A.)                                     51.62                    1
--------------------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Note 41.  SIGNIFICANT EVENTS

Law No. 19,720 was published in the Official Gazette on April 7, 2001, authorizing the social security institutions to enter into agreements of payments of social security payments due by employers.

Law No. 19,768 was published in the Official Gazette on November 7, 2001, introducing tax changes in the capital market and making the voluntary savings method flexible.

On January 28, 2002 Providencia group, a trust made up by AFP's, was awarded a bid of unemployment insurance for 10 years, for presenting the lowest economic bid, that is 0.6% annual commission over the administered funds, and the best technical bid. AFP Provida S.A. will have an ownership in the future Administradora de Fondos de Cesantia de Chile S.A. equivalent to 37.8%.

Law No. 19,795 was published in the Official Gazette on February 28, 2002, introducing changes in Act 3,500 of 1980, increasing the number of existing Pension Funds from two to five by each Administrator, each with a different percentage of investment in financial debt securities and equity securities. Also, it introduced changes concerning the investment of the Funds, increasing the limits and instruments authorized for investment abroad and improving the investment of Pension Funds in the country.

On April 15, 2002 the Administrator entered into a contract with Sociedad Administradora de Fondos de Cesantia de Chile S.A . concerning the rendering of development and technological administration services related to its corporate purpose, equivalent to US$3,850,000 and in force for ten years.

The Extraordinary Meeting of Shareholders held on April 30, 2002 agreed to change article No. 7 of the statutes of the corporation, reducing the members of the Company's Board of Directors from 10 to 8.

The Ordinary Meeting of Shareholders held after the Extraordinary Meeting approved the following issues:

The following directors were assigned:

Miguel Angel Poduje Sapiain
Antonio Martinez Jorquera Lloveras
Julio Gilsans Arrola
Jesus Maria de las Fuentes Arambarri
Fernando Leniz Cerda
Jose Madariaga Lomelin
Maximo Pacheco Matte
Alberto Pulido Cruz

La Tercera newspaper was assigned to publish the notification for Meeting of Shareholders.

Providing a final dividend of Ch$45.13 for each share charging income for the year 2001, that will be paid on May 24, 2002. Also, interim dividend of Ch$23.24 for each share, that was paid in October 2001, was ratified.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

The Board of Directors meeting held on September 24, 2002 agreed to distribute an interim dividend of Ch$28 for each share charging income for the year, whose payment will be made from October 18, 2002.

SAFP issued Circular No. 1235 on October 14, 2002, regulating Financial Report, Annual Report and calculation of net shareholders equity of AFP's . This Circular revokes Circulars No. 482, 957 and 958 and Chapters I, III and IV of the de Circular No. 180.

Note 42. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which differ in certain aspects regarding generally accepted accounting principles in the United States of America (U.S.
GAAP).

I      Differences in Measurement Methods

The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts which differ from those that would have otherwise been determined under U.S. GAAP are as follows:

a. Price-level restatement:

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

b. Translation of financial statements of investments outside of Chile:

Provida's operations outside of Chile are not considered extensions of the parent company's operations and are therefore remeasured into U.S. dollars (Latin American Countries, mainly) under BT 64 as follows:

o Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.
o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.
o Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.
o The effects of any exchange rate fluctuations on monetary assets and liabilities, denominated in currencies other than the U.S. dollar, as compared to the U.S. dollar, are included in the results of operations for the period.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

The foreign currency translation procedures prescribed by Chilean GAAP are part of the comprehensive basis of preparation of price-level adjusted financial statements. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and accordingly are not eliminated in the reconciliation to U.S. GAAP as allowed under item 17 of the Sec Rules.

c. Minimum dividend:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that Provida has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is required by Chilean law, an accrued liability was included in the US GAAP reconciliation in paragraph m. below, whenever, and to the extent that, interim dividends paid do not reach the 30% minimum dividend.

d. Marketable securities:

Under Chilean GAAP, mutual funds, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at fair market value. Unrealized gains and losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments are classified as available for sales and are recorded at fair market value. Unrealized gains and losses on such investments are reflected, net of tax, as other comprehensive income a separate component of shareholders' equity. As of December 31, 2000, 2001 and 2002, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

e. Investments in related companies

Under both Chilean and US GAAP, investments in which the investor can exercise significant influence over the investee's operating and financial policies are recorded using the equity method of accounting. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee leads to a refutable presumption that the investor has the ability to exercise significant influence. Under US GAAP, the threshold is considered to be 20% or more. As of and for the year ended 2000 the effect of accounting for certain of Provida's investments under Chilean GAAP using the equity method as compared to accounting for the same investments under US GAAP using the cost method was not significant, however as of and for the year ended December 31, 2001 and 2002 the corresponding adjustment is included in paragraph (m) below.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

f. Results of subsidiaries during the development stage:

Under Chilean GAAP, costs incurred during the development stage of a subsidiary company are not charged to the income statement during the year in which they were incurred, being charged instead directly to an equity account (subsidiary start-up deficit).

US GAAP requires that all such costs be charged to the income statement in the year incurred. The effects of these differences are shown in the paragraph (m) below.

g. Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over a 20 year period.

Excluding goodwill and intangibles with indefinite lives acquired after June 30, 2001 which have not been amortized, under US GAAP, goodwill and identifiable intangible assets were amortized on a straight-line basis over the useful economic life, not to exceed 40 years for years ending on or before December 31, 2001. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management's judgment, the carrying value of such assets may not be recoverable.

Impairment of long - lived assets were recognized if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective 31 December 2001, Provida adopted SFAS 142, "Goodwill and Other Intangible Assets". The statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. Going forward, Provida will carry out an annual impairment review of goodwill. The transitional impairment test performed under SFAS No. 142 did not result in the recognition of an impairment loss.

During 2000, Provida, through its subsidiary, Provida Internacional S.A., acquired 7.5% of Afore Bancomer, for the amount of ThUS$66,264. In March of 2001 and as a condition to this purchase, Provida Internacional S.A. sold its 14.45% holding in Afore Profuturo, for the amount of ThUS$61,698 to an unrelated party.

Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial operation . The proceeds from the sale were used to pay the transitory debts originating from the acquisition of the stake in Afore Bancomer, while the gain on sale of Profuturo of ThUS$29,155 (MCh$19,663) was set against the goodwill recognized from the acquisition of Bancomer.

For US GAAP purposes, the purchase of Afore Bancomer and the sale of Afore Profuturo would be accounted for as two separate transactions, recognizing the gain on sale in results of operations and recording goodwill to the extent that the amount paid exceeded the fair value of the identifiable assets acquired and liabilities assumed for the purchase. The effects of these differences are shown in the paragraph (m) below.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Had we adopted SFAS No. 142 effective January 1, 2000 and accordingly not amortized goodwill for the years ended December 31, 2001 and 2000 the Company's net income and basic and diluted earnings per share would have been as follows:

                                                  2000        2001       2002
                                                 ------      ------     ------
                                                  MCh$        MCh$       MCh$

Net income under US GAAP as reported             21,086      47,774     30,505
Add back: Goodwill amortization under US GAAP     1,039         145
                                                 -----------------------------
Adjusted net income under US GAAP                22,125      47,919     30,505
                                                 =============================

                                                  2000        2001       2002
                                                 ------      ------     ------
                                                  MCh$        MCh$       MCh$
Basic and diluted earnings per share:
   Reported net income                             0.06        0.14       0.09
   Add back: Goodwill amortization                 0.00        0.00
                                                 -----------------------------

Adjusted net income                                0.06        0.14       0.09
                                                 =============================

h. Derivatives:

Under Chilean GAAP, the Company has forward contracts, which are recorded at their closing exchange rate in accordance with regulations issued by the SAFP.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards N(0)133 ("SFAS N(0)133"), "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued Statement N(0)137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement N(0)133". In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement N(0)133". SFAS N(0)133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS N(0)133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

The Company adopted SFAS N(0)133, as amended, on January 1, 2001. SFAS N(0)133 requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount to those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes". Statement 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

SFAS No. 133, in part, allows special hedge accounting for "fair value" and "cash flow" hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a "fair value" hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a "cash flow" hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statement. For US GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contracts in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. Under US GAAP, the Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. As of January 1,2001 and December 31,2001 the only embedded derivative instrument requiring bifurcation related to the financial guarantee ("encaje") that becomes payable if the rate of return falls below market value.

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph m) below.

The effects of adopting SFAS N(0)133 as of January 1, 2001, resulted in a cumulative effect on net income of ThCh$683, which is presented net of deferred taxes ThCh$102 under the caption "Cumulative effect of change in accounting principles". The effects of the adjustment with respect to financial derivatives and embedded derivatives for the year ended December 31, 2001 and 2002, respectively, is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph m) below.

i. Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was not expected to be realized. Beginning on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provides for a period of transition, while at the same time recording the deferred taxes using the liability method. Under this transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

Under US GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

o A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.
o The measurement of deferred liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.
o The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

In 1999, the principal effect on the Company due to the difference in the accounting for deferred income taxes between Chilean and U.S. GAAP relates to the deferral of the amount calculated for temporary differences, where for US GAAP purposes the difference at transition to SFAS No. 109 was not deferred. In subsequent years, the principal difference relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from income on mandatory investments on a discounted basis (See Note 2). The effect of these differences on the net income and shareholders' equity of the Company is included under paragraph (l) below.

k. Customer list

In Chilean GAAP the Goodwill generated on the acquisition of AFP Proteccion in 1999 and other companies (Note 16) was determined as described in paragraph
(j) above.

Under U.S. GAAP, the goodwill is classified as an intangible assets, customer list. The weighted average life of the Customer list is slightly longer than the amortization period of 20 years for Chilean GAAP purposes. As of December 31, 2002, 2001 and 2000, this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP. (See Note 42 (I) (m) for restatements effect).

l. Mandatory investments

The 1% mandatory investment is accounted for as described in Note for Chilean GAAP purposes. For US GAAP purposes, due to the highly liquid nature of the investment and the Company's intentions, the mandatory investment would be classified as "trading securities" under SFAS 115. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. There is therefore no difference recorded in the US GAAP reconciliation in Note 42 (m).

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

m. Effect of Conforming to US GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States of America are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                                     Year ended December 31,
                                                             Ref.       2000            2001          2002         2002
                                                                        MCh$            MCh$          MCh$        ThUS$
------------------------------------------------------------------------------------------------------------------------
Net income, as shown in the Chilean GAAP
   Financial statements                                                 32,253          33,330        34,007      47,323
Investments in Related Companies                             (e)             -          (2,762)       (2,827)     (3,934)
Results of subsidiaries during the development               (f)
stage                                                                   (7,110)             25             -           -
Gain on sale of Afore Profuturo, net                         (g)             -          18,618             -           -
Derivatives                                                  (h)             -           1,370             -           -
Deferred income taxes                                        (i)        (4,057)         (3,388)         (575)       (800)
Reversal of amortization of goodwill and intangible assets   (f)             -               -          (100)       (139)
------------------------------------------------------------------------------------------------------------------------
Net income in accordance with US GAAP before cumulative
effect of change in accounting principles                               21,086          47,193        30,505      42,450
Cumulative effect of change in accounting principles, net
of taxes MCh$ 102                                            (h)             -             581             -           -
------------------------------------------------------------------------------------------------------------------------
Net income in accordance with US GAAP                                   21,086          47,774        30,505      42,450
Other comprehensive (loss) income:
Cumulative translation adjustments determined under
Chilean GAAP                                                               539           1,299         1,944       2,705
Cumulative translation adjustments related to US GAAP
adjustments                                                                  -             117             -           -
------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with US GAAP                         21,625          49,190        32,449      45,155
------------------------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

m. Effect of Conforming to US GAAP, continued:

The adjustments required to conform shareholder's equity amounts with accounting principles generally accepted in the United States are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                             Ref.        2001         2002          2002
                                                                                         MCh$         MCh$         ThUS$
-------------------------------------------------------------------------------------------------------------------------
Net equity, as shown in the Chilean GAAP
  Financial statements                                                                 165,794       176,953      246,243
Minimum dividend (30% of Net income less interim dividends paid)             (c)        (1,998)         (777)      (1,081)
Gain in sale of Afore Profuturo, net                                         (g)        18,734        18,734       26,070
Investments in related companies                                             (e)        (2,762)       (5,589)      (7,778)
Derivatives                                                                  (h)         2,054             -            -
Deferred income taxes                                                        (i)       (13,250)      (13,825)     (19,238)
Reversal of amortization of goodwill and intangible assets                                   -          (100)        (139)
-------------------------------------------------------------------------------------------------------------------------
Net equity, in accordance with US GAAP                                                 168,572       175,396      244,077
-------------------------------------------------------------------------------------------------------------------------

The following summarizes the changes in shareholder's equity under US GAAP during the years ended December 31, 2001 and 2002:
-----------------------------------------------------------------------------------------------------------------
                                                                                  Year ended December 31,
                                                                    ---------------------------------------------
                                                                       2001                2002            2002
                                                                       MCh$                MCh$            ThUS$
-----------------------------------------------------------------------------------------------------------------
Balance at January 1                                                 135,845             168,572          234,581
Dividends paid                                                       (18,744)            (26,846)         (37,358)
Accrual for mandatory dividends, previous year                         4,279               1,998            2,779
Accrual for mandatory dividends, closing date                         (1,998)               (777)          (1,081)
Net income  in accordance with US GAAP                                47,774              30,505           42,450
Other comprehensive  income                                            1,416               1,944            2,705
-----------------------------------------------------------------------------------------------------------------
Balance at December 31,                                              168,572             175,396          244,077
-----------------------------------------------------------------------------------------------------------------

n. Reclassification for US GAAP purposes

As of December 31, 2002, 2001 and 2000 the Goodwill generated on the acquisition of AFP Proteccion and other companies (Note 16) has been reclassified as an intangible asset, customer list for U.S. GAAP. This reclassification does not affect the net for Chilean GAAP income or shareholders equity under US GAAP. The reclassification is as follows:
                                                                   -----------------------------------------------
                                                                         2000               2001            2002
                                                                         MCh$               MCh$            MCh$
------------------------------------------------------------------------------------------------------------------
Goodwill:
AFP Proteccion                                                       (62,226)            (58,756)         (55,284)
APF Union                                                             (9,103)             (8,578)          (8,050)
AFP El Libertador                                                     (1,105)             (1,028)            (952)
------------------------------------------------------------------------------------------------------------------
Customer list                                                         72,434              68,362           64,286
------------------------------------------------------------------------------------------------------------------

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

II     Additional disclosure requirements

Earnings per Share and per ADS.

The following disclosure of earnings per share information is not required under Chilean GAAP, but is required by US GAAP:

--------------------------------------------------------------------------------------------------------------------------
                                                                                          Year ended December 31,
                                                                            2000           2001        2002         2002
--------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share under US GAAP                           Ch$64        Ch$144       Ch$92       US$0.13

Basic and diluted earnings per share under Chilean GAAP                      Ch$97        Ch$101      Ch$103       US$0.14

Weighted average number of shares of common stock outstanding (in
thousands of shares)                                                       331,317       331,317     331,317       331,317
--------------------------------------------------------------------------------------------------------------------------

The basic and diluted earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of Common stock outstanding during each year.

Reclassifications to conform to US GAAP

a. Balance Sheet

Certain reclassifications would be made to the line items of the Chilean GAAP balance sheet to show the same presentation as would be required under a US GAAP format. As of December 31, 2001 and December 31, 2002, these reclassifications were not significant.

o Under Chilean GAAP goodwill amortization is classified in the non operating expenses. Under US GAAP, a portion of goodwill is classified as customer list as ar assets with a life of approximately 22 years. See
      Note 42.I.k. Both the amortization of customer list and the amortization of goodwill would be classified as operating expenses under US GAAP.

o Gain or losses from the sale of assets under Chilean GAAP are reported as "Other non-operating income" or "Other non-operating expenses". Under US GAAP, such gain or losses would be reported in operating income.

o In Chilean GAAP, extraordinary income of ThCh$2,272 was recorded at December 31, 2001 related to a deferred tax benefit resulting from a ruling from the SAFP allowing the Company to record deferred taxes on encaje from 2001 on. For US GAAP purposes, this amount is reclassed to deferred tax expense for the year ended December 31, 2001.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

c. Cash Flow Information

Certain reclassifications would be made to the line items of the Chilean GAAP Cash and Cash Equivalents at end of period, to show the same presentation as would be required under a US GAAP format. These reclassifications are as follows (the column labeled "US GAAP" presents amounts using US GAAP format although the amounts displayed have been determined in accordance with Chilean
GAAP):

                                                           Chilean GAAP        Reclassification          US GAAP
                                                               MCh$                  MCh$                  MCh$
                                                       ---------------------------------------------------------
Cash and Cash equivalent at the end of period 2000            1,409                 (338)                 1,071
                                                       ---------------------------------------------------------
Cash and Cash equivalent at the end of period 2001            1,002                 (143)                   859
                                                       ---------------------------------------------------------
Cash and Cash equivalent at the end of period 2002            1,498                  (31)                 1,467
                                                       ---------------------------------------------------------

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2001 and 2002 for which it is practicable to estimate that value:

o    Cash

     The fair value of the Company's cash is equal to its carrying value.

o    Time deposits

     The fair value of time deposits approximates carrying value due to the relatively short-term nature.

o    Marketable securities

     The fair value of marketable securities is based on quoted market prices of the common stock held and approximates carrying value.

o    Accounts receivable

     The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.

o    Long-term debt

     The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

o    Derivative instruments

     Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

     made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the qualify of the assumptions used.

     The estimated fair values of the Company's financial instruments compared to Chilean GAAP carrying amounts are as follows:

                                                            As of December 31,
                                                                   2002
                                                         -----------------------
                                                         Carrying          Fair
                                                          Amount          value
                                                           MCh$            MCh$

     Cash                                                     788            788
     Time deposits                                            679            679
     Marketable securities                                    117            117
     Accounts receivable                                    5,505          5,505
     Receivables due from related companies                   940            940
     Mandatory investment                                  79,395         79,395
     Accounts payable and other                            20,265         20,265
     Notes and accounts due to related companies            5,885          5,885
     Long-term liabilities:
     Obligations with banks and financial institutions      5,023          5,023
     Notes and accounts due to related companies            3,013          3,013
     Derivatives instruments                                  245            245

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

III.     Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not believe that this pronouncement will have an impact on its financial statements.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishments of Debt," which required that all gains and losses from extinguishments of debt be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishments of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's results of operations or financial condition.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs
Associated with or Disposal Activities (SFAS No. 146). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits And Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" under which a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002. No exit or disposal activities have been entered into by the Company subsequent to the effective date.

In December 2002, the FASB issued SFAS No.148, Accounting for Stock-Based Compensation Transition and Disclosure (SFAS No.148), which provides a1ternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No.148 also amends the disclosure requirements of SFAS No.123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS No.148 are effective for fiscal years ending after -I December 15, 2002. The Company does not believe that the adoption of SFAS No.148 will have an impact on this financial statements.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that not yet exist. The Company is assessing the impact the adoption of this standard with have on this financial statements.

In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for
Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

o Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
o Obligations that can be settled with shares, the monetary value of which is fixed, tie solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Provida is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002 and have been included in these financial statements. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

      ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN
46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that it has any variable interest entities and therefore does not believe that the adoption of this interpretation will have any effect on its financial statements.

Note 43. SUBSEQUENT EVENTS

The Board of Directors' meeting held on January 21, 2003 approved rental contracts with BBVA Banco Bhif in the cities of Santiago, Rancagua and Concepcion. There rental agreements involve annual income between UF 51,480 and UF 62,667, and annual expenses between UF 16,610 and UF 18,622. These aforementioned rental revenues are adjusted conditions similar to those prevailing in the market.

In the same meeting, the Board of Directors approved contracts concerning the services of collection of social security payments and payment of pensions, with BBVA Banco Bhif, which are remunerated at price ranges that are usually charged by bank entities for these services.

In accordance with Resolution No. 0007 of January 23, 2003, SAFP applied the Administrator a penalty of UF 50 for breaking regulations concerning excessive investment.

In accordance with Resolution No. 0008 of January 23, 2003, SAFP applied the Administrator a penalty of UF 200 for breaking current regulations concerning remittance of information regarding the compliance with social security obligations of employers in the very north and south areas.

According to the Administration, there are no other subsequent events or circumstances at year-end and to the date of issuance of these financial statements, that could significantly affect the financial statements of the Administrator.

                                 Exhibit Index


1.1    Amended Bylaws of A.F.P. Provida S.A. (English translation)

8.1    List of significant subsidiaries

10.1   Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002