Form 20-F
period 2003-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2004-06-30
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    Form 20-F
         |_|  Registration Statement pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934
                                       OR
          |X|  Annual Report pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2003
                                       OR
          |_|  Transition Report pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934

                         Commission File Number: 1-13406
             Administradora de Fondos de Pensiones BBVA Provida S.A. (Exact name of Registrant as specified in its charter)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:
         Title of each class:         Name of each exchange on which registered:
 Common Stock, without nominal (par)          New York Stock Exchange*
  value American Depositary Shares            New York Stock Exchange
          each representing
  fifteen shares of Common Stock,
    without nominal (par) value

-------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
                                   ----------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                   ----------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Common Stock, without nominal (par) value-- 331,316,623

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes  X       No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

     Item 17          Item 18   X

                                Table of Contents


                                                                          Page
PRESENTATION OF INFORMATION
Item 1.  Identity of Directors, Senior Management and Advisers               4
Item 2.  Offer Statistics and Expected Timetable                             4
Item 3.  Key Information                                                     4
Item 4.  Information on Provida                                             10
Item 5.  Operating and Financial Review and Prospects                       59
Item 6.  Directors, Senior Management and Employees                         81
Item 7.  Major Shareholders and Related Party Transactions                  87
Item 8.  Financial Information                                              90
Item 9.  The Offer and Listing                                              92
Item 10. Additional Information                                             96
Item 11. Quantitative and Qualitative Disclosures About Market Risk        102
Item 12. Description of Securities Other Than Equity Securities            103
Item 13. Defaults, Dividend Arrearages and Delinquencies                   103
Item 14. Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                                 103
Item 15. Control and Procedures                                            103
Item 16. [Reserved]                                                        104
Item 16A.         Audit Committee Financial Expert                         104
Item 16B.         Code of Ethics                                           104
Item 16C.         Principal Accountant Fees and Services                   104
Item 17. Financial Statements                                              105
Item 18. Financial Statements                                              105
Item 19. Exhibits                                                          105

                           PRESENTATION OF INFORMATION


     In this annual report, references to "US$", "US dollars" and "dollars" are to United States dollars and ThUS$ to thousands of US dollars, references to "pesos" or "Ch$" are to Chilean pesos, references to "Ch$ million" or "MMCh$" are to million Chilean pesos, and references to "UF" are to Unidades de Fomento. The Unidad de Fomento ("UF") is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. At December 31, 2003, one UF was equivalent to Ch$16,920.00. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the "Central Bank") on December 31, 2003, which was Ch$593.80 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of "constant" Chilean pesos are expressed in pesos as of December 31, 2003, by adjusting year on year inflation.

     The terms "AFP Provida", "Provida", "BBVA Provida", and "the Company", unless the context otherwise indicates, refers to Administradora de Fondos de Pensiones Provida S.A. References to "AFP" or "AFPs" refer to private pension fund administrators in general.

     The term "Authority" and "SAFP" means the Superintendency of Pension Fund Administrators, the principal regulator of Chile's pension system.

     The term "billion" means one thousand million (1,000,000,000).

     The term "trillion" means one thousand billion (1,000,000,000,000)


In this annual report and related to BBVA Provida's business, the term "affiliate" means a client that has made contributions at least one time in his individual capitalization account, while "cotizante" or "contributor" means an affiliate currently making pension contributions.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report on Form 20-F and include statements regarding our intent, belief or current expectations, our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and
(iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as "anticipate", "believe", "expect", "intend", "risk", "could", "may", "will", "seeks", and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Annual Report on Form 20-F, including, without limitation, "Business Overview", "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosures About Market Risk".

     Some factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report on Form 20-F include, but are not limited to: general economic conditions in Chile and Latin America and the other countries in which we have significant business activities or investments, including the United States; the monetary and interest rate policies of the Central Bank; natural disasters, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; changes in Chilean and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits; and our success in managing the risks involved in the foregoing.

     The forward-looking statements contained in this document speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

          Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.


                 Item 2. Offer Statistics and Expected Timetable

     Not Applicable.


                             Item 3. Key Information

Selected Financial Data

     The following table presents selected financial and operating information for BBVA Provida as of the dates and for each of the period indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements and the Operating and Financial Review and Prospects included in Item 5 appearing elsewhere in this annual report. The selected financial information as of and for the periods ended December 31, 2003, 2002 and 2001 was audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda. whose report is included herein. The selected financial information for the years 1999 and 2000 has been restated to reflect the correction of the error related to the issue disclosed in Note 40 to our financial statements.

     The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant aspects to U.S. GAAP. The Note 42 to the Audited Consolidated Financial Statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income and shareholders' equity as of and for the years ended December 31, 2001, 2002 and 2003, respectively, between Chilean GAAP and U.S. GAAP.

     Pursuant to Chilean GAAP, the financial data in the following table for all periods are restated in constant Chilean pesos as of December 31, 2003. See Note 1 to the Audited Consolidated Financial Statements.

                                               --------------------------------------------------------------------------
                                                        As of and for the Twelve Months ended, December 31,
                                               --------------------------------------------------------------------------
                                                   1999(9)     2000(9)      2001(8)      2002(8)      2003         2003
                                               --------------------------------------------------------------------------
                                                            (In millions of Ch$ and thousands of US$)(1)(2)
                                                Restated       Restated   Restated     Restated
                                                   (8)         unaudited
INCOME STATEMENT DATA                              Ch$           Ch$         Ch$          Ch$          Ch$          US$
Chilean GAAP:
Operating revenues                               107,390        99,908     103,185      106,375      114,297      192,484
Operating cost and expenses                      (76,532)      (68,088)    (73,677)     (70,595)     (84,101)    (141,631)
Income from operations                            31,398        31,820      29,508       35,780       30,196       50,853
Non-operating expenses - net                      (9,660)       (1,339)     11,098        1,916        9,942       16,743
Income taxes                                         370           750     (12,399)      (3,501)      (8,133)     (13,697)
Extraordinary items                                    0             0       2,295            0            0            0
Net income                                        22,108        31,231      30,502       34,195       32,005       53,899
Earning per share and per ADS (3) (4) (6)
Income from operations per share (6)                 116            96          89          108           91         0.15
Net income per share(6)                               82            94          92          103           97         0.16
Dividends per share and per ADS (4) (5) (6)           44            30          58           75           77         0.13
Dividends per share and per ADS (in US$) (4)        0.07          0.05        0.10         0.13         0.13
(5) (6)
US GAAP:
Operating revenues                               107,930        99,908     100,654      103,395      113,192      190,623
Operating cost and expenses                      (76,532)      (68,088)    (77,475)     (71,825)     (87,369)    (147,135)
Income from operations                            31,398        31,820      23,179       31,570       25,823       43,488
Non-operating expenses - net                     (11,266)       (8,520)     35,437        4,261       11,082       18,663
Income taxes                                      (3,042)       (3,347)    (15,821)      (4,082)      (8,791)     (14,805)
Net income                                        17,090        19,953      42,795       31,749       28,114       47,346
Earning per share and per ADS (3) (4)                 63            60         129           96           85         0.14

Weighted average number of shares                270,987       331,317     331,317      331,317      331,317
outstanding (thousands)

BALANCE SHEET DATA
Chilean GAAP:
Current assets                                    11,954         5,848       8,219        9,802       15,166       25,541
Mandatory Investments                             64,830        69,042      75,703       80,188       92,253      155,360
Property, plant and equipment                     25,427        25,563      24,853       23,880       25,817       43,479
Total assets                                     198,587       236,350     215,379      219,451      231,418      389,726
Total shareholders' equity                       132,986       149,172     162,087      173,052      172,812      291,027

US GAAP:
Current assets                                    11,954         5,743      10,294        9,802       15,166       25,541
Mandatory Investment                              64,830        69,042      75,703       80,188       92,253      155,360
Property, plant and equipment                     25,427        25,563      24,853       23,880       25,817       43,478
Total assets                                     202,749       226,257     198,215      198,959      231,418      389,724
Total shareholders' equity                       124,205       134,993     164,093      174,789      169,476      285,409

(1)  Except per share and per ADS data.

(2) Amounts stated in US dollars as of December 31, 2003 or for the twelve months ended December 31, 2002 have been translated at the observed Exchange Rate of Ch$593.80 per US$1.00.

(3) Net income per share and per ADS data under Chilean GAAP have been calculated on the basis of the weighted average number of shares outstanding during the year. Earning per share and per ADS data under US GAAP have been calculated on the basis of the weighted average number of shares outstanding during the year.

(4)  Calculated on the basis of one share per ADS.

(5) Dividends per share and per ADS in Chilean pesos represent actual dividends paid restated to December 31, 2003. Dividends per share and per ADS in U.S. dollars have been calculated based on the Chilean pesos paid and the Observed Exchange Rate as of each date of payment.

(6) In 1999, the number of shares was modified by exchanging 15 new shares of Provida's Capital Stock for each old share. The total number of outstanding shares is 331,316,623.

(7) The Company's audit as of and for the year ended December 31, 2000 was performed by other auditors who have ceased operations. The restatement adjustment discussed in Note 40 to our financial statement has been reflected in the appropriate amounts in this column. Net income under Chilean GAAP and U.S. GAAP for this period was adjusted by Ch$1,345 million.

(8) On January 22, 2004, the Company received a written communication from the Superintendency of Pension Funds Administrators requiring a restatement of the Company's Chilean GAAP financial statements to more clearly match expenses and revenue related to changes in casualty rate experience for the disability and survival pension insurance premium. The effect on the December 31, 2001 and 2002 Chilean GAAP financial statements is detailed in Note 40 of our financial statements. This effect was reflected in the U.S. GAAP December 31, 2001 and 2002 financial statements along with other restatement adjustments as detailed in Note 42.

(9) The reStatement adjustment discussed in (7) above is included in the appropriate line items in this column in the amount of Ch$866 million.

Exchange Rate Information

     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate between the Chilean peso and the US dollar. Such rates are provided only for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of the Audited Consolidated Financial Statements included in this annual report. No representation is made that the Chilean peso could have been, or could be, converted into US dollars at the rates indicated below or at any other rate.

                                                  Chilean pesos per US$1.00
                                                  -------------------------
Yearly amounts                                        Average rate
--------------                                        ------------
1999........................................               508.78
2000........................................               539.49
2001........................................               634.94
2002........................................               688.94
2003........................................               691.54

                            NOMINAL RATE OF EXCHANGE
                           (Chilean pesos per Dollar)
       Months          Monthly Average             High                   Low

December 2003                602.90               621.27                593.10
January 2004                 573.64               596.78                559.21
February 2004                584.31               598.60                571.35
March 2004                   603.91               623.21                588.04
April 2004                   608.19               624.84                596.61
May 2004                     635.76               644.42                622.25

Source: Central Bank.


Risk Factors

In addition to the information contained in this annual report, prospective investors should carefully consider the risks described below and the other information contained in this annual report. BBVA Provida's business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risk Factors Relating to BBVA Provida's Business

BBVA Provida has limitations on significantly increasing its market position.

     BBVA Provida has maintained a leading position in the private pension system since its inception, which has currently led to market share over 40% in terms of clients and 30% in terms of assets under management and associated salary base. Given its market position and its relative size it is highly probable that competitors will take steps towards attracting participants from BBVA Provida persuading them to transfer their funds and make contributions to other AFPs preventing BBVA Provida from significantly increasing its market share. A decrease in BBVA Provida's client portfolio could have a negative impact on its operating revenues.

BBVA Provida is limited in its ability to improve the performance of its Pension Funds

     Also associated with BBVA Provida's leading position described above, is the fact that assets under management are very large with respect to the local capital market, totaling US$15.7 billions as of December 2003. The latter reduces BBVA Provida's flexibility to significantly modify its portfolio structures, and in this way improve the return offered to affiliates. Additionally, in situations of instability or uncertainty in the markets, BBVA Provida's reactive capacity is likely to be limited.

     In this context, BBVA Provida cannot ensure that it will be able to maintain a sufficient rate of return on its Pension Funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in BBVA Provida's participants base could have a negative impact on its operating revenues. Additionally, if BBVA Provida's pension fund returns do not achieve the legal minimum return established by law, the Company could lose part of its Mandatory Reserve and this portion must be refunded in a maximum term of 15 days to continue with its business with the consequent reduction in the Company's equity.

BBVA Provida operates in a highly competitive environment

     In the 90's and before the merger and acquisitions process that reduced the number of AFPs in Chile, competitiveness in the Industry was evidenced through large sales forces and a high number of transfers among AFPs, with the obvious impact on sales expenses. Such situation reached its peak in 1997, when Authority implemented regulatory changes aimed at formalizing the transfer process. As a result, the industry adopted a strategy focused on fee competition, transferring savings in commercial expenses on to affiliates through the gradual reduction of fees charged. Any reduction in fees could have a negative impact on BBVA Provida's operating revenues.

BBVA Provida's returns in foreign companies investments could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where they are located.

     BBVA Provida through its subsidiary Provida Internacional S.A. ("Provida Internacional") maintains equity interests in private pension fund administrators operating in Peru, Ecuador, Mexico, El Salvador and the Dominican Republic. These Administrators are highly regulated which generates certain stability. Nevertheless, BBVA Provida can not ensure that legal modifications in those countries where these subsidiaries are located will not affect its results. Further, given the high correlation between the results of the pension business and the economic conditions in the countries where the company operates. A change in the economic situation could affect BBVA Provida'results. Likewise, devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect income recognized by BBVA Provida in such investments and therefore, their respective return.

Risk Factors Relating to the Chilean Pension Fund Administration Industry

The economic situation in Chile significantly affects BBVA Provida's results

     The main source of BBVA Provida's operating revenues (86% of the total amount for the year ended on December 31, 2003) stems from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization account, which are compulsory for every salaried-worker as long as there is a labor contract. As a consequence, the economic situation in Chile basically related to growth activity indicators and employment conditions significantly affect the Company's results.

     In fact, macroeconomic conditions have repercussions on the financial capacity of employers and/or entrepreneurs which might produce a drop in the number of employee-contributors or a lack of capacity for creating new jobs as well as increasing the taxable income perceived by workers. Therefore, both variables -employee-contributors and average salaries- determine the salary base of the contributors and affect the Company's results. An increase in the unemployment rate affects BBVA Provida's results and depending on its magnitude the impact could be significant.

     Additionally, BBVA Provida's financial conditions and operational results could also be adversely affected by changes in economic policies or others from the Chilean Government or other political or economic developments in Chile or those affecting Chile. Changes in evolution of the Chilean economy could adversely affect BBVA Provida's ability to develop its business strategy

Pension Funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

     Pension Funds such as such as those managed by AFP Provida are global character investors and therefore, are affected by both the economy in neighboring countries as well as worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets. The worldwide economy could affect BBVA Provida's returns obtained on mandatory investments and therefore its income.

Life and Disability Insurance is the main component of operating expenses so an incremental rise in the casualty rate of client's portfolio has an important effect on the Company's results

     BBVA Provida by law is obligated to provide life and disability benefits to its affiliates and has to insure this obligation financed by the fees received from its contributors. BBVA has insurance coverage above a certain casualty rate level that is negotiated periodically by a biding process. The Company pays all casualties up to the maximum premium rate. Therefore the premium cost and the fluctuation of the casualty rate affect BBVA Provida's results. Additionally, the application of the new Annuity Law increases coverage for life and disability beneficiaries, so BBVA Provida expects an increase in the casualty costs. An upward trend in the casualty rate of its client portfolio may have a negative impact on BBVA Provida's operating income.

Despite a recent trend towards moderate deregulation of its industry, BBVA Provida continues to operate in a highly regulated market in which its flexibility to manage its business is limited.

     BBVA Provida's operations are regulated by the Pension Law and, to the extent applicable the Corporation Law. The Pension Law defines the line of business of pension fund administrators, so BBVA Provida is only permitted to engage in the administration of its Pension Funds and the rendering of related benefits. Further, it is authorized to establish local affiliated corporations that may complement its line of business or invest in Pension Fund Administrators or entities constituted in other countries whose lines of business are related to pension matters.

     Regarding Pension Fund investments, BBVA Provida must invest such assets in accordance with the types of instruments and within the ranges of assets and maximum percentages allocated per investment and fund types authorized by the Pension Law.

     In addition, the Pension Law requires each AFP to maintain a minimum reserve fund equal to 1% of the pension fund' s value. Also, it must provide a real return over investment for each of its pension funds based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. However, through the implementation of the Multiple Funds , the minimum return requirement has been designated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (Fund type A and B) a larger margin to achieve the requirement. If an AFP fails to observe either the minimum reserve fund requirement or the minimum real return requirement, it will eventually be dissolved in accordance with the Pension Law. In fact, if a fund's annualized real return for a certain period of time were, in a specific month lower than the minimum return, the Administrator must complete the difference within a 5 day-period. To do so, the Company is allowed to apply funds from the mandatory investments, and in that event, such amount must be refunded in 15 days. An Administrator that does not reimburse the difference in return or refund the mandatory investment of any of the administered funds will be dissolved by operation of Law.

BBVA Provida's business and results of operations may be affected by changes in laws, regulation or Chilean government's proposals

     Government authorities and members of parliament are discussing the modification of the private pension system, principally in two ways. The first is to increase the pension coverage to include self-employed workers. This could increase the casualty rate of BBVA Provida's client portfolio since these potential clients have a different contribution profile. The second is permitting the entrance of new participants, such as banks and insurance companies, to the private pension system. This measure if adopted, would increase, the number of BBVA Provida's competitors.

     Considering the importance given by the Chilean Authority to pension matters, future changes in laws or regulations in Chile may have a negative effect on AFP Provida's financial results.

                       Item 4. Information on BBVA Provida

History and Development

     Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile, on April 6, 1981, under the number 6,060 subsection 3,268. BBVA Provida's by-laws specify that the Company shall have duration of one hundred years, beginning on the date on which its existence was authorized. BBVA Provida's registered office is located at Av. Pedro de Valdivia 100, Providencia, Santiago, Chile. Provida's telephone number at that location is (56-2) 351-1200. BBVA Provida's internet address is www.bbvaprovida.cl.

     BBVA Provida is the largest and one of the oldest private pension fund administrators operating in the Republic of Chile and has occupied a leading position in the Chilean private pension industry since its inception. As of December 31, 2003, BBVA Provida was the largest of the seven AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, affiliate's salary base and number of branch offices. See "Item 4. Information on BBVA Provida - Principal Markets -". The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the "Pension Law") was implemented to replace the prior social security system. See "Item 4. Information on BBVA Provida - The Chilean Private Pension System."

     Provida was founded by the Cruzat Larrain Group that at the time of Provida's founding was one of the most important conglomerates in Chile. In 1983, a commission controlled by the government (Comision Progresa) supervised the liquidation of the Cruzat Larrain Group as a result of the government's intervention due to that group's significant financial obligations. The Comision Progresa took control of Provida until December 1985, when it sold all of Provida's common stock through a combined private equity sale and public offering. Subsequent to the above, INACSA S.A. ("INACSA"), a Chilean company, finally acquired a significant equity interest in Provida through a series of transactions. On August 29, 1997, INACSA changed its name to Corp Group Pensiones Chile S.A. ("Corp Group Pensiones"). On July 1, 1999, Banco Bilbao Vizcaya S.A. ("BBV"), a Spanish bank, acquired a 100% equity interest in Corp Group Pensiones, thus acquiring an indirect 40.7% equity interest in Provida. Upon the completion of the acquisition by BBV, Corp Group Pensiones changed its name to BBV Pensiones Chile S.A. ("BBV Pensiones"). Adjustments in the authorized capital of BBVA Provida, which occurred in July and August of 1999, and again in March of 2000, increased BBV Pensiones's direct equity interest in Provida by an additional approximate 9.3% (see "Item 7. Major Shareholders and Related Party Transactions"). On May 11, 2000, BBV Pensiones changed its name to BBVA Pensiones Chile S.A. ("BBVA Pensiones") to reflect the merger of BBV and Argentaria S.A., another Spanish bank, into BBV Argentaria S.A. (the "BBVA Group"). BBVA Pensiones currently owns 171,023,573 shares of BBVA Provida, representing a 51.6% interest.

     In 2001 the BBVA Group completed the consolidation process of its Pension Fund Administrators in Latin America by unifying their corporate images, resulting in a leading franchise in the region.

     In order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs in attempt to increase market share and achieve economies of scale. On May 28, 1998, Provida purchased from Inversiones Interamericana S.A., 99.99% of the shares of AFP Union S.A. ("AFP Union"), for a purchase price of UF 781,613.59 (approximately US$24 million). The Resolution No. E-146-98 authorized the mergers of these two AFPs and their respective pension funds from June 1, 1998. As of May 31, 1998, AFP Union had approximately 83,000 contributors and managed a pension fund with assets totaling approximately US$1.2 billion. After the merger, Provida absorbed approximately 60% of the sales agents and 4% of the administrative personnel of AFP Union as part of the acquisition.

     On March 18, 1998, Corp Group Pensiones acquired a stake of 89.1% in AFP Proteccion S.A. ("AFP Proteccion"); subsequently, on January 1, 1999, Provida acquired a 100% equity interest that Corp Group Pensiones and minority shareholders had in AFP Proteccion for a purchase price of US$165 million. When it merged with AFP Proteccion, approximately 170,000 contributors and a pension fund totaling approximately US$2.8 billion to Provida's client portfolio were incorporated.

     Management considers the above mergers as successful due to Provida could sustain the increase in its market shares reached through these acquisitions. In figures, the latter is reflected by the increase in market share from 29% before the mergers to 40% in terms of affiliates and from 20% to 32% in terms of assets under management. At December 31, 2003, BBVA Provida continued leading the pension fund industry, with total assets under management of US$15,748 million and a client portfolio of 2.93 million affiliates, equivalent to market shares of 31.69% and 42.00%, respectively.

     With respect to Foreign Affiliated Companies investments, in March of 2001, BBVA Provida sold its 14.45% interest in the Mexican company AFORE Profuturo S.A. de C.V. ("AFORE Profuturo") for a total of US$61.7 million. The proceeds from this sale allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.5% stake in AFORE Bancomer S.A. de C.V. ("AFORE Bancomer") in November of 2000 for a total of US$66.3 million. The net proceeds of the US$61.7 million sale were used to pay debts incurred from the acquisition of the AFORE Bancomer stake. Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial operation, in this context, the net gain on sale of Profuturo of ThUS$29,155 (discounted income taxes) was used to partly offset the goodwill recognized from the acquisition of Bancomer.

     Additionally, during September 2001, BBVA Provida became the owner of 100% of AFP Genesis S.A. ("AFP Genesis"), leader in the Ecuadorian fund management industry, through the purchase of 75% of the company that was owned by Filanbanco. Since then, AFP Genesis' financial statements are consolidated with BBVA Provida's ones.

     During 2003 several adjustments in foreign subsidiaries investment portfolio were carried out as a result of the joint strategy with the BBVA Group to boost the pension franchise. As a result, in September 2003, Provida Internacional sold its 20% equity interest in AFPC Porvenir in Colombia for US$26.8 million. This decision was based on to the facts that the Colombian market has matured in a context of changes in regulations, BBVA Provida did not have management control of the company, and that BBVA Group has a controlling position in another AFPC in Colombia (AFPC Crecer).

     In conjunction with this transaction, BBVA Provida acquired 100% stake in AFP Porvenir, the Dominican Republic from the Sarmiento Group and its minority shareholders for US$15.4 million. It is important to point out that the Dominican Republic has just created a pension fund system similar to Chile's, In addition, management believes this transaction is financially justified on expected results in the medium and long term strengthened by the synergies of a planned merger of AFP Porvenir with BBVA Crecer, the AFP of the BBVA Group in that country. Finally, since Provida controls 100% of the acquired society, AFP Porvenir's results are consolidated with those of the Company.

     During 2003 the Pension Industry was marked by the implementation of the most important reforms to the business of Private Pension Funds Management since its creation. These reforms are :

- The flexibilization of mechanisms for voluntary pension savings (APV) in force since March 2002 that provide new savings incentives and allow other financial institutions different from the AFPs to administer them. At the close of 2002 about 277,000 people had contracted APV plans, whereas at December 31, 2003 the number of administrated accounts had grown by 37% to almost 382,000. In this context based on figures provided by the Authority, AFPs continue to lead with a market share of 87% in assets under management and 89% in number of accounts, followed by insurance companies with 6% and 8% market shares in assets and number of accounts, respectively. Regarding market share within the AFP industry, Provida has 49% of the administered accounts and 18% of the associated funds at December 2003.

- The Multiple Pension Funds law, partially in force since March, 2002 and in full force since August 1, 2002, increased from 2 to 5 the number of investment portfolios offered to affiliates in connection with pension savings, allowing AFPs to widen the range of alternatives offered with respect to voluntary pension savings. In this way, AFPs were able to offer a better inducement of diversification to their clients and therefore to be more competitiveness with the other players in this new business.

     Additionally, and given that the start up of the multiple fund system coincided with a recovery in the stock markets both in Chile and abroad, the recovery benefited affiliates that opted to be in funds with a higher percentage in variable income. For example, Type A fund, which have the highest concentration of shares (up to 80% of the portfolio), earned in real terms a 26.9% return for 12 months close to the record of 29.7% obtained by pension funds in 1991. Likewise, Type B fund, which have a maximum investment level in shares of 60%, also had favorable return with a profitability of approximately 16.0% in real terms. Type C fund, which concentrate more than half of all pension savings (56%), reached a 10.5% real profitability, whereas funds Type D and E, having higher percentage in fixed income that represent 20% of savings, experienced 8.9% and 3.3% in real terms respectively.

     Moreover, this reform has resulted in a favorable cultural change evidenced by the way affiliates learn and make decisions about their pension savings. In fact, in the last 12 months nearly one million and a half of people have opted for one of the five funds, representing more than 40% of the total number of contributors in the Industry.

     Regarding the area of new businesses on the local scene, since all AFPs participated jointly by establishing a consortium in January 2002, they were awarded the administration of Unemployment Insurance for a period of 10 years after presenting the best bid, both technically and economically. BBVA Provida participates in the newly created company "Administradora de Fondos de Cesantia de Chile S.A." (AFC) with 37.8%. This new business has originated new sources of revenues after being awarded the operational and technical support of said company. In terms of market penetration, the affiliation process has been very successful, where a 64% of salaried workers from private sector have been incorporated and a 4.7% of the insurers, basically temporary workers or with fixed term labor contracts, have received this benefit.

Strategy

     In Chile, BBVA Provida has centered its strategy on consolidating its leading position through a commercial plan directed to satisfy its client's portfolio in the medium and long term. In doing so, the Company has focused its efforts on long-term commercial action aimed at capturing and maintaining profitable clients sustained by a sales structure intended to provide pension advise to affiliates throughout their entire life. The latter is referred to voluntary and mandatory savings, coverage benefits in terms of life and disability and old and anticipated pensions. Complementing the aforesaid, is the emphasis on BBVA Provida's efficiency through the application of a corporate model and management style intended to maximize returns in the pension business. Finally regarding new business opportunities, BBVA Provida will actively participate to the extent these contribute to increase the Company's long term returns.

     With reference to international business, BBVA Provida together with BBVA Group seeks to reinforce leadership reached in the pension franchise in Latin America through the management of current investments' returns and the participation in potential developments of private pension system in the Region. Nevertheless, only BBVA Provida and BBVA Group will take into account the impact that new investments will have in the Company's financial balance. Therefore, BBVA Provida will act as advisor in those countries, which according to size require important commitment of resources, and also where it can have a management role.

Capital Expenditures and Divestitures

     Capital expenditures for the last three years totaled Ch$14.7 billion (approximately US$24.5 million) mainly related to the purchase of the additional 75% stake in AFP Genesis in Ecuador, the acquisition of 100% interest of AFP Porvenir in the Dominican Republic and investments in properties and equipment.

     Starting 1993, BBVA Provida has made investments in foreign affiliates companies in Peru, Colombia, Ecuador, Mexico, El Salvador and the Dominican Republic. The amounts that Provida invested in foreign affiliates in Fiscal Years 2001 and 2002 ascended to Ch$1,107 million and Ch$0 million, respectively. In 2003, investments in foreign subsidiaries amounted to Ch$9,136 million.

     In September 2001, Provida became the sole shareholder of AFP Genesis, leader in the Ecuadorian fund management industry, through the purchase of 75% of the property previously owned by Filanbanco that involved an additional investment of US$1.6 million financed with internal funds.

     In 2002, the investments made are basically fixed assets according to the normal requirements of the business operation. .

     In September 2003, BBVA Provida acquired a 100% total stake in AFP Porvenir S.A. in the Dominican Republic for US$15.4 million from the Sarmiento Group. This transaction was financed by the sale of Provida's 20.00% equity interest in AFPC Porvenir S.A., Colombia for a sum of US$26.8 million, to the same Sarmiento Group.

     The table below sets forth information concerning expenditures and divestitures for the twelve months periods ended December 31, 2001, 2002 and 2003, and the first quarter ended March 31, 2004.

                                                                                           For the First
                                                                                           Quarter ended
                                       For the Twelve Months ended December 31,              March 31,
                                     2001               2002                2003               2004
                               ----------------   ---------------    -----------------  --------------------
                               (In million of constant Ch$ as of December 31, 2003)
Capital Expenditures.........       (3,986)             (472)             (10,266)             (259)
Divestitures.................       33,622               441               16,795               286

     There has been no indication of any public takeover offer by any third party in respect of BBVA Provida's shares, nor has there been any indication by BBVA Provida of any public takeover in respect of any other companies' shares, in either the last or current fiscal year.

The Chilean Private Pension System

     Historical Development

     The Chilean private pension system was created in 1980 through the adoption of the Pension Law, which was intended to eliminate many of the problems associated with the former social security system. The private pension system began with twelve AFPs, a number that increased to 21 in 1993. After a consolidation process characterized by mergers, dissolution and bankruptcies, the number of AFPs now stands at six, where five are listed on the Santiago Stock Exchange, of which two, including BBVA Provida, are actively traded.

     Under the social security system in place prior to the enactment of the Pension Law, contributions from workers were used to fund current pension payments, and there was a limited correlation between the amount contributed and the amount received by each worker upon retirement. During the early years of operation of the former social security system, the number of workers making contributions was sufficient to support the pensions of retirees. In later years, however, demographic changes, principally a decrease in birth rates and an increase in life expectancy, had increased the ratio of pensioners to contributing workers from 9 pensioners for every 100 workers in 1960 to 45 pensioners for every 100 workers by 1980. The higher ratio resulted in the need for increased contributions from the State, which were funded through taxes, to pay for required benefits.

     In 1980, faced with an undercapitalized social security system, the Chilean government enacted the Pension Law to reform the social security system. Instead of making changes in the old "pay-as-you-go" system, which was similar in function to the United States social security system, the Chilean government elected to create an alternative system consisting of private, competitive and Chilean AFPs, among which individuals could choose the location of pension contribution in their respective individual capitalization accounts. Between 1993 and 2003, AFP assets under management grew at a compound annual rate of 15.6%, fueled basically by both, stock market returns and mandatory contributions, reaching approximately US$49.7 billion at December 31, 2003, which represents approximately 59% of Chilean GDP.

     In 1984, the last year in which workers could elect to move to the new private pension system, approximately 19%, mainly older workers near retirement, elected to stay within the old social security system. Since then, new dependent employees must contribute to the private pension system, therefore a higher number of workers has been incorporated into the AFP system and, as of December 31, 2003, the number of affiliates to the Chilean private pension system reaches
7.0 million.

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

Business Overview

     Principal Activities

     Collection for Individual Capitalization Accounts

     In accordance with the Pensions Law, each dependent worker and affiliated to BBVA Provida must contribute 10% of the portion of his taxable salary into his individual capitalization account. Such contributions are deducted from the affiliate's salary and are used to purchase shares of some of five types of Funds that BBVA Provida manages. These Funds are entities, legally separated from BBVA Provida as a Pension Fund Manager Company. The option to choose among five alternatives of Funds was the result of legal changes made to Law Decree 3,500 implemented in August 2002. Until that date, it was just possible to choose between two funds with certain restrictions according to affiliates' age.

     BBVA Provida collects monthly mandatory contributions that are withheld from the salaries of BBVA Provida's affiliates by their employers, and those contributions from BBVA Provida's self-employed affiliates. Those monthly contributions are credited into each affiliate's individual capitalization account. In the case of dependent workers, each employer must provide to BBVA Provida a monthly payroll listing all its employees who are affiliates of BBVA Provida and identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary ones. Self-employed workers prepare and submit their own payrolls. Each payroll, together with checks or cash for the aggregate amount, must be submitted to a BBVA Provida branch office or a designated collection agent. Checks and cash are deposited in banks and payrolls are destined to the operation center in Santiago for processing. See "Item 4. Information on BBVA Provida--Business Overview--Government Regulation--Mechanics of the System--Required Contributions."

     Voluntary Savings Accounts

     BBVA Provida offers to its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. The affiliate may make deposits into the account as often as desired and is able to make withdrawals four times a year. BBVA Provida maintains the account in the Pension Fund's register regardless of the balance. Although permitted by law, neither BBVA Provida nor any other AFP currently charges any fees related to withdrawals from voluntary savings accounts.

     Voluntary Pension Savings

     Legislation approved by the Congress intended to liberalize the Chilean capital market modified the Pensions Law by introducing flexibility to mechanisms for voluntary pension savings. The above implied making them more accessible by establishing new saving incentives and permitting other authorized financial institutions different from AFPs to administer them. Even though, BBVA Provida already offered this service, since in March 2002 according to the law requirements, the Company started to charge a fee for this concept.

     Voluntary pension savings correspond to additional amount to mandatory contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with tax benefits associated is UF50 (approximately US$1,400). If these funds are withdrawn for other use different from pension, this amount will be charged a higher tax rate applicable to each particular case.

     AFPs are entitled to charge a fee over assets under management and for collection of such funds for other institutions. Currently, BBVA Provida charges an equivalent to a monthly fee for 0.49% in annual basis over total funds and has established a fee of Ch$1,250 regarding fund-transfers collected for other entities.

     Service Fees

     The most significant source of operating revenues for BBVA Provida is the monthly fee charged to affiliates in connection with deposits into individual capitalization accounts. Under the Pension Law, an AFP is permitted to charge a fee for (i) mandatory contributions into a mandatory pension account to fund the affiliate's old age pension, (ii) voluntary savings withdrawals, (iii) transfer of account balances from another AFP, (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) above. BBVA Provida began charging a fee in connection with (iv) and (v) above in July 2000 and in March 2002, respectively.

     In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. Regarding fees for mandatory contributions into the pension account, the Pension Law establishes that each AFP must apply the same fee levels to each of its affiliates within the same fund. Affiliates who are not entitled to receive life and disability benefits are excluded, so they are charged a lower fee, reflecting lower cost to BBVA Provida. The fees for programmed withdrawals pension payments must be the same for each pensioner.

     Although there is no legal limit on the fees that an AFP may charge, competitive pressures have resulted in a difference fee-limited range charged by the different AFPs.

     Mandatory Contributions. Fee structure is one of the most competitive aspects of the AFP industry. Under the Pension Law, each AFP may determine whether to charge a fixed fee, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate's monthly gross wages that is subject to the 10% of the salary base (up to UF60 per month). Five out of six AFPs, including BBVA Provida, charge a fixed fee in combination with a variable fee, while the remaining AFP charges only a variable fee.

     The uniform fee requirement has limited the flexibility to reward longer term or higher income contributor with lower fees than those applied to newer and/or smaller accounts. Although changes to this rule have been proposed in several opportunities, Provida cannot ensure that a change will be adopted which would allow Provida to reward longer term or higher income contributors through lower fees.

     SAFP Circulars 998 and 999, released in November 1997 intended to rationalize the commercial expenses stemming from transfers, and implied that AFPs would have to reorient their strategies to fee competition by reducing the variable tariff levels (partially offset by higher fixed fees). This trend continued until 2001 as is shown in the following table:


                                             Monthly Fees for Mandatory Contributions
                                             ----------------------------------------

                          1999               2000               2001               2002               2003
                          ----               ----               ----               ----               ----
                   Variable   Fixed   Variable   Fixed   Variable   Fixed   Variable   Fixed   Variable   Fixed
                      %        Ch$       %        Ch$       %        Ch$       %        Ch$       %        Ch$
------------------------------------------------------------------------------------------------------------------

Provida              2.36      390      2.25      390      2.25      390      2.25      390      2.25      390

Industry High        2.95     1,000     2.95     1,000     2.55     1,000     2.55     1,000     2.55     1,000

Industry Low         2.36      385      2.16      390      2.09      390      2.09      390      2.09      390

Industry Average     2.45      406      2.31      526      2.26      532      2.26      532      2.26      532

Source: SAFP.

     During first quarter of 2004, no changes were observed in relation to information at December 2003 shown in the previous table, while starting April 2004, one AFP increased its variable fee from 2.33 to 2.42 percent of the salary base.

     Because of BBVA Provida's size and cost of managing each affiliate's account are significantly below than the industry average, management believes that it can continue to effectively compete at a lower fee level than most of its competitors. The following chart presents certain comparative information regarding average monthly costs of administering contributors' accounts for the years 1996 through 2003:

                                 Monthly Administrative Cost per Contributor
                                 -------------------------------------------
                                  For the Twelve Months ended December 31,
                                              (In constant Ch$)

                                 1996       1997      1998      1999      2000      2001      2002     2003
                              ----------- --------- --------- --------- --------- --------- --------- --------
BBVA Provida                    1,895      1,851     1,933     1,973     1,775     1,829     1,640     1,750
Second lowest cost AFP          2,423      2,322     2,338     2,432     2,431     2,400     2,056     2,303
Average of the five largest
AFPs                            3,147      2,774     3,005     2,762     2,631     2,476     2,321     2,575

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all
AFPs.

     Variable fees are paid in addition to the amount contributed to the pension account. Fixed fees are charged against the balance of each contributor in any month for which contributions are made. For example, an affiliate with a monthly salary of Ch$100,000 must contribute Ch$10,000. With the current Provida variable fee rate of 2.25% of the salary base, the total monthly fee collected by Provida on such an account would be a variable fee of Ch$2,250 plus a fixed fee of Ch$390 deducted from the contributor's individual mandatory pension account. Variable fees are paid directly by the employer or self-employed worker at the same time as the pension contribution.

     Programmed Withdrawals. Regarding fees for payments of programmed withdrawals, five of the AFPs, including Provida, charge a variable fee that is a percentage of the amount of pensions paid to the affiliates, whereas just one AFP charges a fixed fee. Between 1999 and 2001, all AFPs in the industry announced the establishment of fees for payments of programmed withdrawals with such fees currently ranging from a low of 1.00% to a high of 1.25% of the pension. Only one AFP charges a fixed monthly fee, which is set at Ch$1,495 (approximately US$2.5).

     Voluntary Pension Savings. AFPs, like other authorized institutions, also offer affiliates the option to establish a voluntary pension savings account in which affiliates make previously determined monthly deposits in order to improve their future pensions. According to the law, AFPs are allowed to charge a fee over assets under management, and annual fees currently range between 0.47% and 0.51%. Since March 2002, the annual fee charged by BBVA Provida is 0.49%. Additionally to the above, the regulation permitted to charge fees on fund transfers collected for other institutions; BBVA Provida established a fee of Ch$1,250 for each operation (approximately US$2.1).

     The fees can be changed at any time upon three months' notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by BBVA Provida for each of the last three years and the current period:

                                                                      As of December 31,            March 31,
                                                            --------------------------------------
                                                               2001        2002          2003         2004
                                                            --------------------------------------------------
Fee charged on monthly contributions (for affiliates who
are entitled to receive life and disability insurance)(a):
  Fixed fee                                                     Ch$390       Ch$390        Ch$390      Ch$390
  Variable fee                                                   2.25%        2.25%         2.25%       2.25%
Fee charged on payments of programmed withdrawals:
  Fixed fee                                                       Ch$0         Ch$0          Ch$0        Ch$0
  Variable fee                                                   1.00%        1.00%         1.00%       1.00%
Fee charged for voluntary pension savings management:
  Fixed fee                                                       Ch$0         Ch$0          Ch$0        Ch$0
  Variable fee (annual basis over AUM)                           0.00%        0.49%         0.49%       0.49%
Fee charged for voluntary pension savings transfers:
  Fixed fee                                                       Ch$0     Ch$1,250      Ch$1,250    Ch$1,250
  Variable fee                                                   0.00%        0.00%         0.00%       0.00%
Ratios of fixed and variable fees to total fee income:
  Fixed fee on monthly contributions                              6.8%         6.6%          6.4%        6.2%
  Variable fee on monthly contributions                          92.4%        92.4%         92.5%       92.7%
  Variable fee on payments of programmed withdrawals              0.8%         0.8%          0.8%        0.8%
  Variable fee on voluntary pension savings                   N.A. (b)         0.2%          0.2%        0.3%
  Fixed fee on voluntary pension savings transfers            N.A. (b)         0.0%          0.0%        0.0%
--------------------------------------------------------------------------------------------------------------

(a) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to life and disability benefits and are charged by lower fees. See "Item 4. Information on BBVA Provida--Business Overview--Government Regulation--Fees and Commissions."
(b)  Not Applicable.

     The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly fee revenues of each AFP. At December 31, 2003, BBVA Provida had the largest market share of contributors among all AFPs (41.5%) and, according to the Company 's estimates, also the largest market share of monthly salary base (33.7%). A number of factors result in each AFP having a larger number of affiliates than contributors. In March 2004, according to labor force information, approximately 8.1% of Chile's labor force, and therefore a similar percentage of affiliates, was unemployed. In addition, self-employed affiliates are not obligated to contribute every month, regardless whether they receive a salary in a specific month. The number of contributors is also influenced by the seasonal nature of many important industries in Chile, such as fishing, agriculture and tourism.

     Life and Disability Benefits

     As required by the Pension Law, BBVA Provida has contracted insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Currently, BBVA Provida's insurance contract is with BBVA Seguros de Vida S.A. and provides coverage for 13 months, from August 1, 2003 to August 31, 2004.

     BBVA Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, BBVA Provida specifies a maximum premium rate and a provisional premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of the casualty rate experienced among BBVA Provida's contributors were higher. The provisional rate is the monthly percentage of its contributor's salary that BBVA Provida pays monthly to the insurer according to the current contract. In this contract, its maximum rate is 1.10% of the maximum taxable salary for contribution of each contributor and its provisional premium rate is 0.70%. In addition, the bid basis establishes a formula pursuant the insurance company and BBVA Provida may share the casualty rates incurred. The above may constitute a significant source of revenue to Provida if the casualty rates experienced result in a premium cost below the provisional premium paid. The insurance company also charges an additional fixed monthly premium to provide such coverage. This monthly fixed premium is currently UF 2,150 (approximately US$61,000).

     Under BBVA Provida's current contract with BBVA Seguros S.A., at the end of 17 months following the beginning of the contract year, and every twelve months thereafter for the 78 months following the beginning of the contract, the casualty rate among contributors is calculated as a percentage of the contributor's salary. The maximum rate is 1.10% and BBVA Provida has no obligation to make additional premium payments above this. BBVA Provida pays the provisional premium rate of 0.70% on monthly basis. The difference between the maximum rate, the provisional rate and the cut rate set at 0.85%, allows the contract to define a rebate structure based on the effective casualty rate. If the effective loss is between 1.10% and 0.85%, BBVA Provida will have 100% of the excess. If the casualty rate is equal or lower than 0.85%, BBVA Provida will have 90% of the excess of the amount below 0.85%. For example, if the loss rate is 0.90% and BBVA Provida pays a provisional rate of 0.70%, BBVA Provida will pay the insurer an additional payment of 0.20% and the insurance company will not receive any premium. However, if the loss rate is 0.75%, BBVA Provida will pay to the insurance company an additional payment of 0.05%, in order to cover the difference in the casualty rate. Additionally, the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.01%. Finally, if the loss rate is 0.65%, Provida will receive 0.05% as a rebate and the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.020%.

     In the past, rebates system implied a significant source of revenues for BBVA Provida, due to the casualty rate of the client portfolio being lower than the provisional premium monthly paid to the insurance company. Although, since the middle of year 1999, period when the country additionally evidenced unemployment rates over 10% (implying a significant gap to the average observed of 6.2% in 1998), the casualty rate started to increase to levels over the provisional premium paid monthly. This situation has been maintained throughout the industry until now as a result of: (i) local unemployment rate and awareness by affiliates about benefits; both affecting the number of casualties and (ii) downward trend evidenced by interest rates and pension funds returns that have implied a rise in the economic value of casualties. In this context, BBVA Provida has developed a strategy aimed at controlling the effects of a higher casualty rate, which involves measures within the Company and with third parties (Insurance Companies and Medical Commissions). BBVA Provida has also developed an internal management model intended to determine and manage the effects of casualties on client's portfolio. This includes tools to measure and manage casualties and activities within the Company and with third parties aimed at reducing the effects of casualty rates on results.

     In order to measure the effect on results and considering that the rebates and reimbursements are calculated on an annual basis for six years, reflecting each year the cumulative impact of several prior contracts as well as the current contract, the Company has perceived casualty rebates and made settlements for unfavorable casualty. The refunds have their most significant effect on operating revenues in the first quarter of the year, when the insurance company makes pre-settlements. Regarding reimbursements to the insurance company for unfavorable casualty and since recent contracts started evidencing higher casualty rates over temporary premiums; Provida began to make monthly provisions accounted as operating expenses. These provisions were based on estimations of the casualty rate implicit in the settlements made to the insurance company in the first quarter of the year, according to conservative criteria of recognizing losses at the moment of having a reasonable base for estimation.

     In January 2004, the Superintendency of Pension Fund Administrators issued instructions about provisions to be included in the year 2003 in connection with higher casualty rates. According to the above, at the close of the period BBVA Provida made provisions for 100% of the contract balances given by the insurance company up to January 2004, corresponding the amount to be paid in March 2004, regarding contracts prior to the current one.

     The criteria applied until November 2003 as was informed to the Authority, consisted in recording monthly for all contracts the accrued proportion stemming from the unfavorable difference for implicit casualty rate in the pre-settlements estimation, accounted in results as insurance cost and in a provision account as liabilities. At the moment of knowing exactly the amount of settlements or pre-settlements these provisions were used, adjusting that month's difference for deficit or surplus of provisions. In this way, the effect of reimbursement on results was accounted 12 months prior to the settlement, affecting 9 out of 12 months of the previous period, and 3 out of 12 months of the year in which the payment is made. Therefore, the last twelfth corresponded to the month of pre-settlements and settlements payments to the insurance company.

     The application of the aforementioned instruction, implied a review of constituted provisions, which led to an adjustment as an increase in provisions for higher casualty rate, affecting both results of the year and of previous periods, according to the analysis approved by the Authority. See Note 40 of Consolidated Financial Statements.

     Furthermore, with the coming into effect of the new August 2003-December 2004 contract, whose first pre-settlement will be made in March 2005, BBVA Provida decided to strengthen its conservative criteria to acknowledge higher casualty rates. The above meant the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, to maintain an adequate correlation between revenues and expenses recognized on monthly basis. This criterion could not be applied previously since there was not enough reasonable evidence that allowed for an adequate estimation. Therefore, according to the Authority's request 100% of provisions for the payment that will take place in March 2005 will be made in December 2004.

     The following table sets forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract at December 31, 2003:

------------------------------------------------------------------------------------------------------------------
                                                     Casualty Costs         Payments made to       Provisions for
                                                     incurred by the          the Insurance          Unfavorable
                                                     Insurance Company           Company            Casualty Rate
   Insurance Company          Coverage Period        Ch$ million               Ch$ million           Ch$ million
------------------------------------------------------------------------------------------------------------------
ING  Seguros de Vida S.A.    Aug 1997-Jul 1999           44,319                  44,290                  29
ING  Seguros de Vida S.A.    Aug 1999-Jul 2001           66,500                  63,853                 2,647
ING  Seguros de Vida S.A.    Aug 2001-Jul 2003           71,265                  57,502                13,763
BBVA Seguros de Vida S.A.    Aug 2003-Dec 2004           13,682                  11,528                 2,707
------------------------------------------------------------------------------------------------------------------

     In addition to the rebate and reimbursement system, BBVA Provida's current insurance contract stipulates that BBVA Seguros de Vida S.A. must pay Provida a monthly interest payment in the first and fourth quarters of each year. The monthly interest payment is calculated by applying a market interest rate previously defined in the contract, charged on the difference between (i) the sum of the premiums paid to BBVA Seguros de Vida S.A. minus all paid casualties that stemmed from Provida's client portfolio and (ii) rebates received or paid by Provida during the contract period. The monthly interest payment compensates BBVA Provida for the float that BBVA Seguros de Vida S.A. enjoys on the premium amounts that are not used to cover casualties.

     Investment Services

     The general investment policy of the Pension Funds is determined by BBVA Provida's Board members and is administered by a Credit Committee comprising all Board members, the Chief Executive Officer and the Chief Investment Officer. The Credit Committee approves eligible companies in which the Pension Funds may invest and establishes investment limits in different types of securities within legally prescribed limits. An Investment Committee composed by professionals of the Investment Area is in charge of implementing the investment policy.

     BBVA Provida's Investment Area has two management division -Variable Income and Fixed Income- and two Departments -International Investments and Research-. Both managers and heads of departments have full-time research analysts with experience in areas of investing, economics, and securities. BBVA Provida has also external advisory granted by domestic and international consultants who provide advisory to the investment area on tendencies and developments affecting the value of current and potential investments.

     In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through securities exchange or a competitive bidding process. BBVA Provida's Investment Control Department, part of the Accounting and Consolidation Division of the Company, validates investments each day before completing them. Additionally, this department has the obligation of disclosing to the SAFP a daily report with all investment activities.

     Recent Developments

     Introduction of the Multiple Funds. In February 2002, a legal modification to the Law Decree 3.500 introduced the multiple funds' portfolios. Starting on August 1, 2002, each AFP must hold four funds denominated Type B, Type C, Type D and Type E, and optionally hold an additional fund named Type A. All AFPs incorporated the five types of Funds and the first contributions to these funds were made on September 27, 2002. The main difference among them is the portion invested in variable income securities. The fund Type A has the highest concentration in variable income while fund Type E does not have any variable income component. Mandatory contributions, deposits by agreement, voluntary contributions and voluntary pension savings may be maintained in different types of funds. As established in the law 19,010 the indemnity account must remain in the where the mandatory contributions are.

     Men younger than 55 years old and women younger than 50 may elect for any fund. Women and men older than 56 and 61 years old, respectively, are not able to choose fund Type A neither for their mandatory contributions nor indemnity account if it applies. Pensioners with programmed withdrawals and deferred life annuity are not able to opt for funds Type A and B. According to the law, if at the age of 56 and 61, women and men respectively who have their mandatory contribution and/or their indemnity account do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

     If the affiliate does not choose a fund at the moment of incorporation, mandatory contributions are assigned and modified by law according the affiliate's age:

-    Men and women younger than 35 to fund Type B

-    Men between 36 and 55 and women between 36 and 50 to fund Type C

- Men older than 56, women older than 51 and pensioners with programmed withdrawals and deferred life annuity to fund Type D.

     Regarding affliliates' transfers who have not defined any fund according to the aforementioned, the procedure is the following:

- At reaching age condition 20% of funds are transferred to the corresponding fund.

- After a year of reaching the age condition 40% of funds are invested in the corresponding fund.

-    After two years, 60%.

-    After three years 80%.

-    Finally, after four years, 100%

     In spite of the above, the new mandatory contributions must be invested in the corresponding fund in accordance with the affiliate's age. This allocation is not applicable in the case of affiliates that have previously specified another permitted fund type. The balance of mandatory contributions, indemnity accounts, deposits by agreement and voluntary savings can be invested in two types of funds at the same time.

     As of March 31, 2004 distribution of funds administered by Provida is as follows:


                        RELATIVE SIZE OF MULTIPLE FUNDS

                      Fund A          837             5%
                      Fund B        3,127            20%
                      Fund C        8,734            56%
                      Fund D        2,437            16%
                      Fund E          463             3%

     Source: SAFP

     Limits of Investment for each Type of Fund

     The Pensions Law expressly prescribes classes and maximum limits of assets in which pension funds can be invested. All securities (other than securities issued by the Government, the Central Bank or certain government agencies and certain qualified equity securities) must be specifically approved as eligible for investment by the Rating Commission. In Chile, fund investments can be made only in securities for which there is an established public trading market. The Central Bank sets the precise limits on permitted investments for AFPs within the range established by the law.

     Regulations that control pension funds investments have been significantly widened since the private pension system was created. This has arisen as a response to prevent that the growth of total pension fund resources may exceed investment alternatives since there is evidence that certain types of investments have become more stable. In 1991, a new series of regulations came into effect, allowing the AFPs to invest a percentage of their assets outside of Chile in government or banks debt securities with "investment grade", or those guaranteed by Government or bank with "investment grade".

     On May 18, 1995, a new series of pension funds investment regulations came into effect, modifying certain pension funds investment limits in equity securities and variable and fixed yield debt instruments of foreign issuers. The new investment regulations (i) allowed pension funds to enter into derivative securities transactions whose sole purpose is to hedge portfolio exposures; (ii) established the maximum investment limits on equity securities equal to 37% of pension funds assets and (iii) broadened the foreign investments to bonds, stocks, mutual funds and other investment funds by setting a maximum investment limit of 12% on foreign issuers, that includes a sub-limit of 6% for equity securities. The Pension Funds were also allowed to invest a small portion of their assets in start-up projects depending on their risk classification.

     On January 18, 1999, the maximum global limit to invest in international assets increased up to 20% with a sub-limit of 10% for equity securities and international mutual funds. The Central Bank that is in charge of establishing precise limits within the boundaries defined by law, reduced the global limit to 16%.

     The regulation also limits the investment level that a pension fund can make in a specific company based on the net asset value of such pension fund, the company's outstanding number of shares and certain additional criteria. Limits related to a company's property percentage might have the impact of restricting the larger AFPs' ability to own same proportion of administered pension funds in equity than the smaller AFPs. In past years, while the Chilean stock market was experiencing a strong growth, such regulations limited large funds' possibility to take fully advantage of earnings recorded by certain smaller-capitalization equity investments.

     In fact until 1992, the Pensions Law provided that the maximum investment value in equity securities of a "low ownership concentration" company (a company whose by-laws prohibit shareholders to own over 20% of the company's equity) owning by a pension fund was the lesser between (i) 7% of the net asset value of the pension fund and (ii) 7% of the company's outstanding shares. In the case of a "high ownership concentration" company, the limit was the lesser between (i) 1% of the net asset value of the pension fund and (ii) 1% of the company's outstanding shares. Since Pension Funds are very large, as is BBVA Provida's, equity investments were usually limited by the number of the issuer's outstanding shares, while other smaller pension funds were able to invest a more significant proportion of their total pension portfolio in an issuer. This rule's impact on BBVA Provida was Pension Fund's lower return with respect to the average recorded by the industry due to the high return obtained by equity investments during that period.

     In 1992, the Pensions Law was amended for, in the case of high ownership concentration companies, the maximum value was the lesser between (i) 1% of the net asset value of the pension fund and (ii) 3% of the company's outstanding shares. This allowed larger pension funds to increase their investment level in equity securities of such companies, while smaller pension funds remained limited by the 1% of the net value of assets under management.

     Effective in May 1995, the Pensions Law was amended to remove the low ownership concentration and high ownership concentration company distinction as the sole basis for limitations on pension funds' investments in equity securities of companies.

     Changes to these limits in 1992 and 1995, together with the option of investing in international markets, have led restrictions imposed on domestic equity holdings to become less relevant, significantly improving this situation. Furthermore, this disadvantage has been largely removed since AFPs that are open to increase equity stocks' interest in their portfolios, can easily acquire stocks in international markets.

     The law passed on February 28, 2002 modified investment limits directed to introduce the multiple funds concept and establishes different parameters for each type of fund. According to the above, new limits of Investments under the multiple funds framework were established as it follows:

A. Investment Limits by Instrument (as per the Fund Value)
INSTRUMENT                                                        MAXIMUM LIMITS BY TYPE OF FUND
                                                       TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
1. Securities issued by the Central Bank of Chile;
securities issued by Chilean Treasury; mortgage
loans issued by Servicios Regionales y
Metropolitano de Vivienda y Urbanizacion;
recognition bonds issued by Government Pension
System (INP) or other Pension Institutions; other
securities issued or guaranteed by the Chilean          40%          40%         50%         70%        80%
Government.
2. Time deposits; bonds and other representative
securities of deposits issued by financial
institutions.                                           40%          40%         50%         70%        80%
3. Securities guaranteed by financial institutions.     40%          40%         50%         70%        80%
4. Mortgage loans issued by financial institutions.     40%          40%         50%         60%        70%
5. Bonds of public and private companies                30%          30%         40%         50%        60%
6. Bonds of public and private companies                30%          30%         10%          5%        ---
convertible in shares.
7. Shares of publicly-traded corporations.              60%          50%         30%         15%        ---
8. Shares of publicly real state corporations           60%          50%         30%         15%        ---
9. Investment fund shares referred to the Law No
18,815, plus the amount of compromised
contributions through contracts of subscription
promises and payment of investment fund shares and      40%          30%         20%         10%        ---
national mutual fund shares ruled by the 1,328
Decree Law of 1976.
10. Commercial notes issued by public and private
companies referred to promissory notes or other
investment and credit securities, expiring no           10%          10%         10%         20%        30%
longer than a year, counting from its inscription
in the Registro de Valores, without renewal.
11. Credit securities, commercial notes or
securities issued or guaranteed by foreign
Governments, central banks or international or
foreign bank institutions; investment securities
issued by Municipalities, regional and local
governments; shares, bonds and commercial notes
issued by foreign companies; bonds convertible in
shares issued by banking entities and foreing
companies; securitized credit bonds issued by
foreing companies, participation shares issued by
mutual funds and foreign investment funds; foreign
securities representative of share index;           The sum of different investment funds of a same
short-term deposits; operations which have as an    Administrator in foreing securities plus the amount of
unique objective to cover fluctuation-financial     foreign investment through mutual fund shares and and
risks among foreign currencies or risks of interest local investment shares have a maximum limit of 30% of
rates of a same foreign currency, foreign           value obtained from the sum of a same Administrator's
investments through investment shares issued by     funds.
investment and mutual funds which is referred in
number 9 when these funds have more than 50% of
assets invested abroad.
11a. Bonds convertible in shares issued by banking     Foreign     Foreign      10%         5%         ---
entities and foreing companies                      Global limit Global limit
11b. Current accounts foreing investment bank          0.20%        0.20%      0.20%       0.20%      0.20%
(movil average 30 last days)
11c. Structured notes issued by foreign companies        4%           3%         2%         2%         ---
11d. Short-term deposit                                  2%           2%         2%         2%          2%
                                                        1/3          1/3        1/3         1/3        1/3
11e. Operation or agreements aimed at mutual
borrowing of financial instruments of foreign         Foreign     Foreign     Foreign     Foreign    Foreign
issuers calculated as per instruments given in       Investment  Investment  Investment Investment Investment
borrowing.                                             Type A      Type B      Type C     Type D      Type E
12. Other public offer instruments whose issuers    For each type of instrument indicated in this number,
are supervised by the Superintendency of securities maximum limits of investment for Types A, B, C, D y E, not
and insurance or the Superintendency of banks and   being lower than 1 percent nor exceeding 5 percent of the
financial institutions, authorized by the Central   respective fund value, corresponding to the Central Bank
Bank of Chile.                                      of Chile to determinate them.
12a. Shares of investment funds of foreign capital       1%          1%           1%          1%        ---
12b. Commercial notes of letter i) of 3.500 Law          1%          1%           1%          1%        ---
Decree (not considered in number 10)
13. The sum of investments in foreign currency          40%          25%         20%         15%        10%
without exchangeable cover.
14. Operations or contracts aimed at borrowing or
mutual of financial instruments of local issuers
calculated as per financial instruments given in        15%          10%          5%          5%         5%
borrowing.
15. Time deposits; bonds and other representative
securities of deposits issued by financial
institutions and securities guaranteed by financial     40%          40%         50%         70%        80%
institutions.
16. Bonds of public and private companies and bonds
of public and private companies convertible in          30%          30%         40%         50%        ---
shares.
17. Shares of publicly-traded corporations and          60%          50%         30%         15%        ---
shares of publicly real state corporations
18. National mutual fund shares ruled by 1,328           5%          5%           5%          5%        ---
Decree Law of 1976 which is referred to number 9.
19. Contributions of subscription promises and
payment of investment fund shares referred to            2%          2%           2%          2%        ---
number 9.

INSTRUMENT                                                          MAXIMUM LIMITS BY FUND TYPE
                                                       TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
20. For each kind of financial risk coverage
usually made in formal secondary markets (limit
calculates as per shares of the coverage and                     Investment in shares for coverage
measured in net terms)
                                                      In Circular 1,216 of this Superintendency or those one
21. Operations of risk coverage made in local         that replace or modify it, it is established a serie of
and/or external markets                                investment limits that Administrators must fulfill at
                                                        making risk coverage operations for pension funds.

B. Investment Limits in Specific Instruments and in Instrument Groups or Sectors (as per the Fund Value)
B.1.  Maximum  Limits of  Investment by Specific  Instruments  and in Groups of  Instruments  and Sectors (in
accordance with the Fund Value)

INSTRUMENT                                                          MAXIMUM LIMITS BY FUND TYPE
                                                       TYPE A      TYPE B       TYPE C      TYPE D     TYPE E
I. CAPITAL INSTRUMENT
1. ACC with lower liquidity factor                      10%          8%           5%          2%        ---
2. ACC + CFI + CFM with no approval by the Rating        3%          3%           1%          1%        ---
Commission (CCR).
3. EXT + other securities of public offer inspected
by S.V.S. or S.B.I.F. that require no approval of        1%          1%           1%          1%        ---
CCR.
4. ACC + ACI + CFI + CFM referred to number 9,
letter A, plus the amount of comprsed contributions
through contracts of subscription promises and
payment of investment fund shares + representative      80%          60%         40%         20%        ---
instruments of capital indicated in numbers 11 and
12, letter A.
II. DEBT INSTRUMENT
1. FIN + LHF + DEB + BCA + ECO + [ EXT + OAC ] if
they are from debts, classified in BBB category and
N-3 level of risk.                                      10%          10%         10%          5%         5%
III.DEBT AND CAPITAL INSTRUMENTS
1. DEB + BCA + Capital Instruments + Debt
Instruments classified in BBB category and N-3 of
risk.                                                   ---          ---         45%         22%        ---
2. DEB + BCA + ACC + ECO + OAC whose issuer has         10%          10%         10%          8%         5%
less than 3 years of operations.
3. Restricted securities: OAC + [ ACC ] with lower
liquidity factor + [ ACC + CFI + CFM + CME + CIE +
OAC ] that require no the approval of the CCR +
[ DEB + BCA + ACC + ECO + OAC ] whose issuer has less
than 3 years of operations + [ FIN + LHF + DEB +        20%          20%         20%         15%        ---
BCA + ECO + EXT + OAC ] classified in BBB category
and N-3 of risk. The Central Bank of Chile will be
able to exclude from this limit each type of
instrument from number 12, letter A. (OAC).
B.2. Maximum Limits of Investment by Specific Instruments in Groups of Instruments and Sectors (as per the
Fund Value)
INSTRUMENT                                                        MAXIMUM LIMITS BY TYPE OF FUND
                                                       TYPE A      TYPE B      TYPE C      TYPE D      TYPE E
1. ACC + ACI + CFI + CFM referred in number 9,
letter A, plus the amount of compromised
contributions through contracts of subscription
promises and payment of investment fund shares +
capital representative instruments indicated in         40%          25%         15%         5%         ---
number 11 and 12, letter A.
Capital Instruments:
o ACC: Shares of publicly-traded corporations.
o ACI: Shares of publicly real state corporations
o CFI: National Investment Funds Shares.
o CFM: National Mutual Funds Shares.
o CIE: Foreign Investment Fund Shares.
o CME: Foreign Mutual Fund Shares.
Debt Instruments:
o LHF: Mortgage loans issued by financial
institutions.
o ECO: Commercial Notes.
o DEB: Public and private companies Bonds.
o FIN: Time deposits, and other representative
securities of financial institutions deposits, and
securities guaranteed by financial institutions.
Others:
o BCA: Convertible share Bonds.
o OAC: Instruments of other types whose issuers are
supervised by the Superintendency of securities and
insurance and the superintendecy of banks and
financial institutions, authorized by the Central
Bank of Chile.
o EXT: Instruments of foreign issuers.

C. Investment Limits by Issuer
INSTRUMENTS                                                   INDIVIDUAL FUNDS                   FUNDS
                                                                                           A + B + C + D + E
SECTORS                                                  %            %           %           %          %
                                                        FUND       COMPANY      SERIE      COMPANY     SERIE
I. FINANCIAL SECTOR
Deposit in current accounts and time deposits, and
debt securities issued by banks, financial
institutions or guaranteed by them and its
subsidiaries or guaranteed by them.                 10% VF x fij MU1 x Pat.      ---      MU1 x Pat.    ---
Shares (when correspond)+ deposit in current
accounts and time deposits + debt securities issued
by banks, financial institutions or guaranteed by      7% VF         ---         ---         ---        ---
them.
II. FOREIGN SECTOR
Shares                                                 0,5 %
                                                         VF
Debt securities                                         5% x
                                                      VF x fij
Mutual and Investment Funds                            1 % VF
Shares of free availability which are traded in        0,15%x     7% x AEE                 7% x AEE
national markets                                         VF
Investment Fund Shares of number 11, letter A, of a    0,15%x     35% x CF                 35% x CF
same issuer not requiring approval of CCR                VF
Mutual Fund Shares of number 11, letter A of a same    0,15%x    35% x CF in             35% x CF in
issuer not requiring approval of CCR                     VF      circulation             circulation
Structured Notes issued by foreign companies           1% VF
Short term deposits (overnight + time deposits)         0.5%
                                                         VF
Securities representatives of stock market index       1% VF
III. COMPANY SECTOR
A) Bonds and Commercial Notes
Debts securities leasing Companies                     7% VF     MU2 x Pat.               MU2 x Pat.  35% serie
bonds + commercial notes                               x fij
Individual Companies                                   7% VF     MU3 x Asset             MU3 x Asset
Bonds + commercial notes issued or guaranteed by        x fij   value issuer             value issuer 35% serie
individual companies                                   7% VF
                                                        x fij       MU3 x                  > MU3 x
Headquarters and Subsidiaries                                   Consolidated             Consolidated
bonds + commercial notes issued or guaranteed                     net asset               net asset
                                                                value issuer             value issuer
Securitizer Company                                    7% VF                  35% serie               35% serie
bonds + commercial notes issued or guaranteed          x fij
Companies having less than 3 years of operation        3% VF                  35% serie               35% serie
bonds + commercial notes issued or guaranteed          x fij
B) Company Group
Shares, bonds and commercial notes issued or           15% x
guaranteed                                               VF
C) Shares
                                                        5% x
Shares of publicly-traded corporations                  V Fx                   20% new      7%xACC    20% new
                                                      FC x FL     7% x ACC     issuance               issuance
                                                        5% x
Shares of real state corporations                       VF x      20% x ACC    20% new    20% x ACC   20% new
                                                         FC                    issuance               issuance
Shares not requiring approval of the CCR               0,15%x     7% x ACC     20% new     7% x ACC   20% new
                                                         VF                    issuance               issuance
                                                       2,5% x
Shares of Financial and Bank Societies                  VF x     2,5% x ACC    20% new    2,5% x ACC  20% new
                                                      FC x FL                  issuance               issuance
D) Investment Fund Shares and Mutual Funds
                                                        5% x
Investment Fund Shares + subscription promises.         VF x                   35% new    35% x CFI   35% new
                                                         FD       35% x CFI    issuance               issuance
                                                                                          35% x CFM
Mutual Fund Shares                                      1% x     5% x CFM in                  in
                                                         VF     3circulation             circulation
Investment Fund Shares of number 9, letter A. not      0,15%x     35% x CFI    35% new    35% x CFI   35% new
requiring approval of CCR                                VF        issued      issuance     issued    issuance
                                                                                          35% x CFM
Mutual Fund Shares of  number 9, letter A. not         0,15%x    5% x CFM in                  in
requiring approval of CCR                                VF     3circulation             circulation
Contributions compromised through subscription and     0,5% x
payment promises                                         VF
Investment fund shares of foreign capital              1% VF
E) Shares + Bonds + ECO
Individual Companies (Types A, B, C y D)               7% VF
IV. DERIVATIVE SECTOR

INSTRUMENTS                                                   INDIVIDUAL FUNDS                   FUNDS
                                                                                           A + B + C + D + E
SECTORS                                                  %            %           %           %          %
                                                        FUND       COMPANY      SERIE      COMPANY     SERIE
Local forwards calculated as per asset and measured
in net terms                                           4% VF
Foreign forwards and foreign options OTC (not
listed in the Exchange) calculated as per the asset    3% VF
and measured in net terms
o ACC: The overall subscripted shares of a society
multiplied by its price.
 o AEE: The overall subscripted shares of a foreign
society multiplied by its price.
o CFI: Subscripted fees from respective Investment
Funds.
o CFM: national mutual fund Shares in circulation
o fij: Weighted average risk factor, whose value
depends on instrument risk classification and
investments in them.
o FC: Concentration factor, may vary between 0.3
and 1.
o FD: Diversification factor, may vary between 0
and 1.
o FL: Liquidity factor, may vary 0.2 y 1,
determined by the Central Bank of Chile.
o MU1: Unique multiple for all the financial
institutions whose range may vary between 0.5 and
1.5. At present it is fixed at 1.0
o MU2: Unique multiple for companies whose line of
business is to make leasing operations, it varies
between 0.4 and 1. At present it is fixed at 0.7
o MU3: Unique multiple for Bonds and Commercial
Notes it varies between 0.08 and 0.12. At present
it is fixed at 0.12
o Pat: Issuer's equity.
o VF: Value of Pension Funds, meaning the closing
value of the instrument's portfolio, plus current
accounts' balance, Bank of national investment and
Bank of foreign investment

D. Investment Limits in Issuers being Persons related to the Administrator
INSTRUMENTS                                                     INDIVIDUAL FUNDS                   FUNDS
                                                       NORMAL LIMIT        RELATED LIMIT     A + B + C + D + E
Shares of Publicly- traded corporations              5% x V Fx FC x FL   5% x V Fx FC x FL   5% x V Fx FC x FL
                                                                        and high liquidity   y high liquidity
                                                         7% x ACC            2% x ACC            2% x ACC
Shares of publicly real state corporations             5% x VF x FC      5% x V Fx FC and    5% x V Fx FC and
                                                                          high liquidity      high liquidity
                                                         20% x ACC           5% x ACC            5% x ACC
                                                                                             2,5% x V Fx FC x
Financial and Bank Shares                           2,5% x VF x FC X FL 2,5% x V Fx FC x FL     FL and high
                                                                        and high liquidity       liquidity
                                                        2,5% x ACC          0,5% x ACC          0,5% x ACC
Free Availability Shares                                 0,15%xVF               0%                  0%
                                                         7% x ACC               0%                  0%
                                                                           Only AAA o AA
                                                        Previously      categories or with
Debt Securities                                          described       level n-1 of risk  5% of the issuance
                                                                            and limits       and 20% of daily
                                                                       previously described      placement
                                                                         3% x Asset value
                                                                              issuer
                                                                               3% x
                                                                       Consolidated/countable
                                                                          net asset value
                                                                              issuer
Investment Fund Shares: AFP related to Investment      5% x VF x FD
Fund Administrator
                                                         35% x CF                -                5% x CF
Mutual Fund Shares: AFP related to Mutual Fund            1% x VF                -
Administrator
                                                         35% x CF                -                5% x CF
Investment Fund Shares having securities from an
issuer that can be a person related to
Administrator                                                                    -             10% of shares
Mutual Fund Shares having securities form an issuer                              -             10% of shares
that can be a person related to Administrator
Investment limits in instruments issued or                                    1% x VF                -
guaranteed by each issuer related to AFP
Investment limit in direct or indirect way in
instruments issued or guaranteed by all societies                             5% x VF                -
related to AFP
o ACC: Number of subscripted shares multiplied by
its price
o VF: Value of Pension Funds
o FL: Liquidity Factor
o FC: Concentration Factor
o FD: Diversification Factor

E. Factors considered in Limits by Issuer in Shares and Investment Funds Shares
o Concentration Factor (FC)
It is calculated on the bases of the maximum concentration of the property allowed in the corporation's by-laws and subject of this to XII Title -Law Decree 3,500-.

PARTICIPATION OF MAJORITY SHAREHOLDER                      CONCENTRATION FACTOR
Subject to XII title                   <=32%                        1
                                       >32% to <50%                0.8
                                       >=50% to<=65%               0.6
Not subject to XII title               <=32%                       0.6
                                       >32% to <50%                0.5
                                       >=50% to <=65%              0.4
                                       >65%                        0.3
o Liquidity Factor (FL)
It is calculated as per share's presence and amounts in Stock Exchange (Liquidity Index). The following scale established by The Central Bank is as it follows:
LIQUIDITY INDEX                                             LIQUIDITY FACTOR
IL<=20%                                                           0.3
20%< IL <=50%                                                     0.5
50%< IL <=70%                                                     0.7
70%< IL                                                             1
o Diversification Factor (FD)
It is calculated as per investment fund total assets' proportion invested directly and indirectly in instruments issued or guaranteed by a same issuer where:

DIRECT AND INDIRECT INVESTMENT OF A SAME ISSUER           DIVERSIFICATION FACTOR
Inv.<=20% of total fund asset                                      1.0
20%< Inv.<=25% of total fund asset                                 0.8
25%< Inv. <=1/3 of total fund asset                                0.6
1/3< Inv.<=40% of total fund asset                                 0.2
Inv.>40% of total fund assets                                       0

     Accounts Administration. A significant part of BBVA Provida's operational activities are related to the payroll's processing submitted by employers and the preparation of balance sheets for individual capitalization and voluntary savings accounts. The payroll processing is labor-intensive since most of them are still prepared and submitted on paper and must be manually entered into BBVA Provida's computer files. Various computer programs, audit procedures and backing files are maintained by BBVA Provida to assure that data is entered accurately and the amounts are properly credited in accounts.

     In October 2000, the PreviRed.com project was started, sponsored by the Association of Pension Fund Administrators, aimed at developing and managing a system to collect contributions electronically in Internet. All AFPs are shareholders of PreviRed.com, and BBVA Provida holds a 37.8% stake in this company. As of March 31, 2003, Provida's investment in PreviRed.com amounted to Ch$528 million. PreviRed.com started operations in October 2001. The collection volume recorded by this service ascends approximately to 13% of the total amount collected by this Administrator.

     Principal Markets

     Chile

     BBVA Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception. As of December 31, 2003, BBVA Provida was the largest of the seven AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, salary base and number of branch offices. For the twelve month-period ended December 31, 2003 ("Fiscal Year 2003") and the twelve month-period ended December 31, 2002 ("Fiscal Year 2002"),

BBVA Provida held in operating revenues 32.7% and 32.8%, respectively; 33.0% and 35.5%, in operating income and 36.6% and 37.8% in net income of the entire Chilean AFP system, according to information released by all AFPs (equity in gain of related companies is considered as non-operating income, with the exception of those consolidated). As of December 31, 2003, Pension Funds managed by BBVA Provida reached to Ch$9.4 trillion (approximately US$15.7 billion) including the Funds Type A, B, C, D and E representing 31.7% of the total value of all funds in the Chilean AFP system according to data published by the principal regulator of Chilean AFPs, the SAFP.

     BBVA Provida's leading position is shown in the following table regarding market shares in the most relevant variables:

-------------------------- ------------- ------------ ----------------- ------------ ------------- -----------
    Market Share 2003        Pension     Affiliates     Contributors     Operating    Operating    Net Income
                              Funds                                      Revenues       Income
-------------------------- ------------- ------------ ----------------- ------------ ------------- -----------
Provida                           31.7%        42.0%             41.5%        32.7%         33.0%       36.6%
Habitat                           24.1%        23.7%             24.7%        23.8%         29.7%       29.3%
Cuprum                            15.9%         6.5%              9.1%        15.4%         19.0%       16.3%
Santa Maria                       12.6%        14.2%             13.0%        12.4%          7.4%        9.4%
Summa Bansander                   11.4%         7.7%              7.7%        10.6%         12.4%       10.8%
Magister                           1.7%         1.4%              1.3%         2.1%         -2.8%       -3.5%
Planvital                          2.7%         4.5%              2.7%         2.9%          1.3%        1.1%
System                           100.0%       100.0%            100.0%       100.0%        100.0%      100.0%

Source: Based on information provided by the authority and on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     The private pension system in Chile has matured and continues to be extremely competitive. At present, there are six AFPs operating in a highly regulated environment. By law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with only one exception related to voluntary pension savings that has been opened to other authorized institutions since March 2002. BBVA Provida is significantly larger in terms of branches, affiliates and contributors than its closest competitors. All competitors have certain relationships with trade associations, insurance companies, banks or financial corporations that may provide unique competitive advantages. Competition is especially focused on charged fees, commercial strategy and returns earned by the pension funds. At the end of 1997, the intensity of the commercial activity was evidenced by the fact that the number of sales agents in the industry increased from 5,200 to 18,700, which represents a 260% increase between the years 1992-1997. New regulations issued in November 1997 by the SAFP formalized the affiliate-transfer process among AFPs; also reducing the number of sales agents in the industry as evidenced by a fall of 48% from 1997 to 1998, culminating with an average number of approximately 9,800 in 1998. During 1999, an additional decline of 56% occurred in comparison to the previous year, with the average number of salespeople falling to approximately 4,300. This trend continued during the years 2000 and 2001, with the average number of salespeople decreasing to 3,222 and 2,649, respectively, which represent decreases of 25% and 18% respectively, regarding the previous year. This strategy related to commercial expense rationalization was accompanied by fee reductions, converting the latter into the main competitiveness variable. In 2002, the average number of sales agents throughout the Industry was 2,679 implying an increase of 1% compared to last period, while in 2003 the average number of sales agents reached 2,604 representing a drop of 3% with respect to last year.

     Competition also encouraged a process in which smaller and less efficient AFPs were acquired by and merged into larger ones, as well as the association of strategic partners with existing AFPs. Consequently, during 1995 and 1996, Provida absorbed AFP El

Libertador S.A.; AFP Santa Maria S.A. absorbed AFP Banguardia S.A.; AFP Qualitas S.A absorbed AFP Valora S.A. and AFP Previpan S.A.; AFP Planvital S.A. absorbed AFP Corcordia S.A.; and AFP Magister S.A. absorbed AFP Futuro S.A. Additionally, Citicorp Inc. became an important shareholder of AFP Habitat S.A. ("AFP Habitat"), and Luksic group became the controller of AFP Qualitas.

     During 1998 and 1999, the consolidation trend continued. Provida absorbed AFP Union; Sun Life Inc. acquired 31.7% of AFP Cuprum S.A.; Corp Group Pensiones acquired AFP Proteccion; and Inverlink Holdings acquired 84.6% of AFP Qualitas. Inverlink Holdings, which already controlled AFP Magister, merged both pension fund managers and retained the name AFP Magister. In addition, Santander Chile Holding S.A. acquired 100% of AFP Summa S.A. which was merged with Santander AFP to form AFP Summa Bansander S.A, and AFP Aporta S.A. and AFP Fomenta S.A. were merged to form AFP Aporta Fomenta S.A.. On January 1, 1999, Provida acquired and merged with AFP Proteccion. Subsequently, BBV acquired 40.7% of Provida and Aetna Chile increased its participation in AFP Santa Maria from 76.0% to 96.6%.

     In January, 2001, AFP Aporta Fomenta S.A. was acquired and absorbed by AFP Magister, while at the end of the same year, the Banca della Suizzera Italiana, a Swiss group, took control of AFP Planvital (99.98%). In June 20, 2001, the merger of ING Life Insurance Company with Aetna Life Insurance Company was allowed, implying the integration of AFP Santa Maria to ING Group, company that was formerly controlled by Aetna Chile. Currently, ING S.A. owns 97.61% of AFP Santa Maria's stake.

     In March 2004, AFP Planvital S.A. merged with AFP Magister S.A. maintaining the name of AFP Planvital S.A.

     The mergers and acquisitions process previously described has resulted at present in six AFPs operating in the market and competing in terms of size, service and sales coverage. A new competitive factor arose from the Multiple Funds' implementation due to its widening of the pension fund portfolio which led affiliates to start requiring higher levels of information to make decisions based on their age and risk profile. In this way, pension advisory services that AFP started to provide became highly relevant. In fact, as of February 2004, 1,474,000 people had opted among the five funds offered, representing 43% of total contributors of the industry. Additionally, as of February 2004, 352,000 affiliates had opted for funds with a higher concentration in variable income, implying an increase of more than 100% as compared to February 2003. Of this figure, 121,000 correspond to fund transfers and 231,000 to people that selected funds for first time.

     During the 18 months since the implementation of Multiple Funds all types of Funds have recorded positive returns with an important return difference between Fund Type A -with the highest concentration of shares- and Fund Type E -totally concentrated in fixed income- which ascends to 29% in 12 month-period (April 2003-March 2004). Those funds (Types A and B funds) with higher percentages of variable income have generated the most positive returns and, jointly represent 26% of the total.

     At March 31, 2004 BBVA Provida obtained the following returns and its respective rankings in real terms for each type of funds in twelve months:

                                   Return       Provida's position
         ----------------------------------------------------------
         Type A                    33.93%               3
         Type B                    19.39%               4
         Type C                    13.13%               3
         Type D                    9.93%                4
         Type E                    4.26%                5

     Source: SAFP

     Additionally, the Company continued its efforts to maintain its broad customer base and to promote client loyalty by providing integral pension advisory services. Supporting this effort is a continuous improvement in both the technology and process involved in each distribution channel. The Company also created Specialized Attention Centers for Voluntary Pension Savings and participates in companies such as PreviRed.com and the Unemployment Funds Administrator, with the support of the BBVA Group.

     BBVA Provida also faces competition for voluntary savings contributions from various financial institutions and intermediaries such as banks, insurance companies and investment companies. Because BBVA Provida does not currently charge a fee on voluntary savings account deposits, such competition has not been a source of significant concern. As of December 31, 2003, the overall number of voluntary savings accounts in the AFP industry ascended to 760,822 which represents a total amount of US$375 million, of which BBVA Provida had 326,177 accounts representing a market share of 42.9% and occupying first place in the industry.

     In 2001, the Chilean government recently passed a set of measures aimed at liberalizing the capital market, one of them related to voluntary pension fund savings that came into force in March 2002, giving new saving incentives and allowing its administration by other institutions different from AFPs. In this context, while competitors have the advantage of offering a larger variety of products because AFP investments are limited by law (even though multiple funds extended the limits), according to fees reported by the different participants, AFPs stand out in terms of low costs. Additionally, by law AFPs had to establish commissions, that has implied a new source of revenues. At December 31, 2003 BBVA Provida had the largest number of APV accounts in the AFP industry, totaling 165,470 active accounts with a market share of 48.9%. At December 31, 2003 administered funds regarding APV accounts amounted to US$146 million, a 21.9% growth with respect to the year-end 2003.

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

     The Pensions Law states that the "sole objective" of each AFP is limited to the administration of pension funds and the provision of related benefits. The Pension Law allows an AFP to invest, through a subsidiary created by the AFP for such purposes, in foreign companies whose purpose is to grant social security benefits in other countries.

     In May 1995, Provida amended its by-laws to allow the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries. Provida Internacional was constituted with Provida as holder of 99.99% of common stock shares and Corp Group Pensiones Chile S.A. as holder of the remaining shares. Subsequently, Corp Group Pensiones Chile S.A. changed its name to BBVA Pensiones Chile S.A., maintaining the same equity interest structure. Provida Internacional holds investments in AFPs operating in Peru, Ecuador, Mexico, El Salvador and the Dominican Republic.

     International Strategy. As of December 31, 2003 the BBVA Group, with the BBVA Provida's participation, is the largest pension group in Latin America, with almost 12 million affiliates and almost US$33 billion in assets under management. BBVA Provida's international strategy has focused on investment efficiency and new pension projects in Latin America together with the BBVA Group. BBVA Provida's strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating consulting fees. In countries with smaller pension markets, BBVA Provida will actively seek new investments in local AFPs.

     Consistent with foregoing, during 2003 several adjustments in foreign subsidiaries investment portfolio were carried out aimed at boosting the pension franchise with the BBVA Group. In September 2003, Provida Internacional sold its 20% equity interest in AFPC Porvenir in Colombia, considering the Colombian market has matured in a context of changes in regulations and BBVA Provida did not have management control of the company. The Company sold this investment to AFPC Porvenir's controlling shareholder -the Sarmiento Group-, for US$26,8 million on September 2003.

     Together with the above transaction aforesaid, BBVA Provida acquired 100% stake in AFP Porvenir, the Dominican Republic from the Sarmiento Group and minority shareholders. Behind this is that the Dominican Republic has just created a pension fund system similar to Chile's. BBVA Provida considered of great attractiveness to have a management control in such AFP. Additionally, such transaction sustains itself financially on the expected results in the medium and long term that are reinforced by the benefits of the future merger of AFP Porvenir with BBVA Crecer, the AFP of the BBVA Group in that country.

     Peru-AFP Horizonte. In June 1993, Peru started a private pension system. In November 1993, Provida made an initial US$2 million investment in exchange for a 20% equity share in AFP Horizonte, a company targeting high and middle-income workers located mainly in the Lima region of Peru. In April 1994, Provida invested an additional US$1 million in connection with an equity issue to maintain its 20% stake. Due to the slow development of the private pension market, in August, 1994 AFP Horizonte decided to merge with AFP Megafondo S.A. in order to take advantage of scale economies and consolidate its position as one of the leading AFPs in Peru. Under the terms of the merger, Provida's equity stake in AFP Horizonte was reduced to 13.2%. In 1996, Provida, through Provida Internacional made an additional investment of approximately US$1.1 million in AFP Horizonte in order to increase its participation to 15.87%. BBVA Provida's total investment in AFP Horizonte at December 31, 2003 amounted to US$4.1 million, being more than surpassed by dividends paid by the Peruvian company to BBVA Provida. In the first half of 1998, AFP Horizonte distributed a dividend to its shareholders for the first time since it started operations and in order to be able to pay these dividends, AFP Horizonte had to absorb losses corresponding to previous periods. The absorption of past period losses was accomplished through a reduction in the amount of the paid-in capital of AFP Horizonte.

     The Peruvian pension system originally was comprised of eight AFPs, but only four are currently operating. Workers may still choose to participate in the public system. As a result of the merger mentioned above, AFP Horizonte's market share in terms of the number of affiliates in the system increased from 13% to 23%, and from 17% to 25% in terms of assets under management. At December 31, 2003, a total of 3,192,503 eligible workers had been incorporated into the Peruvian private pension system, of which AFP Horizonte had 838,329 affiliates and 365,024 contributors with a market share of 26% and 27% respectively, occupying the first place in the industry. At that date, assets under management in the Peruvian system were approximately US$6.3 billion, of which US$1.6 billion were managed by AFP Horizonte, representing a 25% of participation and the third place in the market.

     AFP Horizonte achieved strong financial returns in Fiscal Year 2003, contributing Ch$1,944 million (US$3.27 million) to the net income of BBVA Provida. This result basically stems from higher fee income given the increase in the average number of contributors (5.5%).

     During 1998, Holding Continental S.A., a company related to the Brescia family and BBV, increased its interest in AFP Horizonte to 54%, thereby becoming its controlling shareholder. Beginning in 2000 the BBVA Group, through the acquisition of minority shareholdings, held a 100% equity interest in AFP Horizonte, directly and through subsidiaries.

     BBVA Provida does not currently anticipate making any additional investment capital contributions to AFP Horizonte. No assurance can be given that unforeseen circumstances may not arise which would make an additional capital requirement or higher financing needs by AFP Horizonte.

     Colombia-AFPC Porvenir. In April 1994, Colombia started a private pension system. Provida purchased a 20% equity interest in AFPC Porvenir S.A. in 1994 for approximately US$4.7 million. In September 2003, BBVA Provida's total investment in AFPC Porvenir amounted to US$10.3 million. The Company sold this investment to AFPC Porvenir's controlling shareholder, the Sarmiento Group, for US$26,8 million on September 2003.

     The results obtained by AFPC Porvenir in Fiscal Year 2003 contributed Ch$929 million (US$1.6 million) to the net income of BBVA Provida, that corresponds to the profits generated until August 2003, previous to the sale of said entity. This sale generated for BBVA Provida income after taxes of US$8,873 thousands at the year-end exchange

($593.80 per US$) resulting in a gain of Ch$5,269 million. Additionally, this transaction generated income for price level restatement originated by differences in the exchange rate when the reserves associated to that investment were released. The latter implied acknowledging an earning of US$181 thousands (equivalent to Ch$107 million), therefore this transaction's net result ascended to US$9,054 thousands, that is, Ch$5,376 million.

     Ecuador. AFP Genesis Although a mandatory private pension system has not been implemented yet in Ecuador, the Ecuadorian government has authorized the creation of AFPs, which receive regular voluntary contributions from their affiliates. Until 1995, Filanbanco S.A., one of the largest banks in Ecuador, operated and owned all of the outstanding common stock of AFP Genesis. In August 1994, Provida entered into a software and technology supply contract with AFP Genesis and also signed a letter of intent by which Provida agreed to purchase approximately 25% of the outstanding shares of common stock of AFP Genesis from Filanbanco. In December 1995, Provida Internacional, as Provida's successor in interest under the above-mentioned contract and letter of intent, purchased 25% of the outstanding shares of common stock of AFP Genesis from Filanbanco, paying approximately US$0.7 million.

     In 1996, Provida Internacional made an additional investment of approximately US$0.5 million, in order to maintain its 25% interest in AFP Genesis. In that time, Filanbanco, like other local banking institutions, was suffering from financial difficulties that ultimately required the intervention and assistance of the government at the end of 1998. ING Barings was engaged by the Ecuadorian government to find a strategic partner for Filanbanco. Finally, in September 2001, Provida Internacional acquired 75% de AFP Genesis, completing 100% of the shareholding in the Ecuadorian company. Since then, Provida's financial statements are consolidated with those of AFP Genesis, implying a net result of Ch$360 million as of December 2003 (US$ 0.61 million).

     At December 31, 2003, Genesis had 227,826 affiliates; 109,105 contributors and assets under management over US$15 million representing a market share of 83% in terms of contributors and 73% in terms of assets under management.

     Mexico. In March 1996, Mexico promulgated a pension reform law that allowed the implementation of privately managed pension funds. The affiliation process began in February 1997 and private Mexican pension funds administrators ("AFOREs") started receiving collections in September 1997. In 1996, Provida entered into an agreement with Grupo Nacional Provincial S.A. de C.V. ("GNP") of Mexico, one of the largest insurance groups in Mexico offering life, health, casualty and property insurance products, and BBV to create AFORE Profuturo. The initial shareholders of AFORE Profuturo were GNP (51%), BBV (25%) and Provida Internacional (24%) that also provided instruction and technology for pension fund administration. On May 29, 1998, Profuturo's shareholders approved the acquisition of AFORE Previnter S.A. de C.V., which was financed by the issuance of new capital. Through this acquisition, AFORE Profuturo became the third largest pension fund administrator in Mexico. Provida Internacional decided not to increase its exposure in the Mexican market, and consequently its participation was diluted from 24% to 14.45%.

     Afterward, a merger between Grupo Financiero Bancomer S.A. de C.V. and Grupo Financiero BBV Probursa S.A. de C.V. was authorized in the first half of 2000, creating one of the largest banks in Latin America and, upon the incorporation of AFORE Bancomer into the BBVA Group, and the largest pension fund administrator in Mexico at that time.

Provida, as a member of the BBVA Group, was invited to participate in this new project. On November 30, 2000 Provida Internacional acquired a 7.5% equity interest in AFORE Bancomer in a substantial transaction involving the payment of US$66.3 million. In March 2001, in the second part of the process, Provida Internacional sold its 14.45% holding in AFORE Profuturo, receiving US$61.7 million before taxes from the sale. The net proceeds were used to prepay the transitory debt originating from the acquisition of Provida Internacional's stake in AFORE Bancomer, whereas earnings of Ch$19,051 million (net of taxes) were destined to accelerate the amortization of part of the goodwill resulting from the purchase of AFORE Bancomer. The successive acquisition and sale of both companies constituted a single financial operation.

     For BBVA Provida, Mexico offers significant opportunities because it is the most important market where a private pension system similar to the Chilean system has been adopted, reaching more than 31 million affiliates at December 2003. AFORE Bancomer had 4,328,805 affiliates equivalent to a market share of 14%, 2,046,506 contributors with a market share of 16%, and assets under management near to US$7.4 billion, representing a market share of 21% at December 31, 2003. This situates AFORE Bancomer in the second place in the industry in Mexico, a very competitive environment with the 12 AFORES operating in the Mexican system.

     The AFORE Bancomer' results obtained in Fiscal Year 2003 contributed Ch$4,278 million (US$7.2 million) to BBVA Provida's net income. AFORE Bancomer is BBVA Provida's main investment and generates the highest earnings equivalent to 53.9% of the total earnings of foreign affiliates during this period.

     El Salvador. In early 1998, Provida Internacional signed an agreement with Dresdner Bank A.G. and local sponsors Corporacion Universal S.A. and Credomatic S.A. to create AFP Porvenir S.A. ("Porvenir (El Salvador)"). Porvenir (El Salvador) began its operations in April 1998 with a capitalization of approximately US$6.3 million, of which 35% was contributed by Provida Internacional. In the last quarter of 1999, Provida made an additional investment of US$2.6 million aimed at increasing its stake to 50% in Porvenir (El Salvador) by the acquisition of 15% interest previously in hands of Deutsche Group company.

     On March 28, 2000, the merger of Porvenir (El Salvador), AFP Prevision S.A. and AFP Maxima S.A. was approved. The merger process was completed in September 2000, forming a new entity, AFP Crecer S.A., in which Provida participates with a 19% stake. Porvenir (El Salvador) added about 181,000 affiliates and US$80 million in assets under management to AFP Crecer. At December 31, 2003, AFP Crecer had 600,551 affiliates with a market share of 56%; 279,846 contributors representing a market share of 56% and assets under management for US$738 million, with a market share of 48%. The results obtained by AFP Crecer in Fiscal Year 2003 contributed Ch$790 million (US$1.3 million) to BBVA Provida's net income.

     The Dominican Republic - AFP Porvenir. On February 1, 2003 a pension private system was implemented in the Dominican Republic, and the affiliation began. In September 2003, Provida Internacional purchased 99.99% of AFP Porvenir S.A. ("Porvenir (The Dominican Republic)") with an investment of US$15.4 million. Since then, Provida Internacional invested an additional US$1.3 million to meet the capital needs of Porvenir (The Dominican Republic), bringing the total investment to US$16.7 million

     Since then, Porvenir in the Dominican Republic is consolidated in BBVA Provida's financial statements with a net loss effect for Ch$316 million (US$
0.5 million) at December 2003 due to this affiliate having just started operations.

     At December 31, 2003, Porvenir (The Dominican Republic) had 117,363 affiliates and 81,154 contributors representing market shares of 14% and 15% respectively, and assets under management for US$4.3 million, with a market share of 13%.

     It should be pointed out that such transaction is financially justified on expected results in the medium and long term reinforced by the synergies of a planned merger of AFP Porvenir with BBVA Crecer, the AFP of the BBVA Group in that country. This merger process is due to start in June 2004 and it is expected to be completed within five months.

     On May 27, 2004, BBVA Provida, through its subsidiary Provida Internacional S.A. sold to Grupo Progreso S.A. and Progreso Compania de Seguros S.A., a 30% interest in AFP Porvenir -The Dominican Republic- for US$5.4 million. After this transaction, Provida Internacional S.A. maintains a 69.9999% ownership interest in AFP. Porvenir (The Dominican Republic).

     The table below describes the total equity in gain of BBVA Provida's related companies, both foreign and local, for the last three financial years.

                                                                 For the Twelve Months Ended December 31,
                                                                      (in millions of constant Ch$)
                                                               2001         2002         2003         2003
                                                              MMCh$        MMCh$        MMCh$        MMUS$

Net Income BBVA Provida                                      33,663        34,347      32,005           54
- Net Income excluding gains of affiliated companies (*)     23,055        24,538      25,001           42
- Equity in gain of foreign affiliated companies (*)         10,772        10,410       7,942           13
- Equity in gain (loss) of local affiliated companies         (164)         (601)       (938)          (2)

Equity in Gain of Affiliated Companies/Net Income               31.5%       28.6%         21.9%      21.9%

(*) Gains on affiliated companies do not include entities consolidated with BBVA Provida (AFP Genesis in Ecuador and AFP Porvenir in the Dominican Repulic)

     Marketing and Sales

     General

     As is the case with all AFPs, BBVA Provida's activities are limited to offering only those products and services permitted under the Pensions Law. See "Item 4. Information on BBVA Provida--Business Overview--Government Regulation--Mandatory Benefits." As a result, BBVA Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under a defined pension withdrawal program.

     BBVA Provida obtains its affiliates fundamentally through its sales force, which targets potential clients who may be interested in changing their pension savings administration as well as new workers who enter in the labor market for first time and need to be mandatory affiliated to the AFP System if they are dependent workers. The same sales force also performs tasks aimed at retaining the affiliate's portfolio, foreseeing client transfers which might be induced by competitors' sales agents. BBVA Provida also captures affiliates through its wide network of pension service centers without sales agents' intervention.

     As the largest AFP in the Chilean private pension system, BBVA Provida seeks to capitalize its brand name recognition to attract new affiliates and retain existing affiliates. Management believes that an important part of BBVA Provida's public image is associated with a "three block" corporate value concept: Experience, Capability and Trust, maintaining closeness with and disposition to service its clients through out the country. Additionally, reinforcing the above, BBVA Provida's prestige stems from its consolidated leading position over time, as well as the culmination of the integration process in the BBVA Group, a conglomerate leader in the Latin American private pension fund system, which led to through a corporate image change starting March 2001. Moreover, BBVA Provida believes that its marketing efforts, including direct marketing and other promotional activities, permit the Company to reinforce its strong presence in the market and to support the objective of attracting new affiliates and retaining the current portfolio through its sales force and its pension service centers.

     BBVA Provida also mails periodic information, develops promotional activities to highlight the technological capabilities and the quality of its services rendered as well as provides additional services by making its facilities available for community use.

     In March 2002, the law that allowed the flexibilization of mechanisms for voluntary pension savings came into force, providing new saving incentives and permitting other financial institutions different from AFPs to administrate this service, also generating a new source of revenues for the Company. Competition has been present through a wide range of pension saving plans offered by participating institutions, presenting significant differences in administration costs among them. In this context, AFPs have highlighted for their low administration cost, where BBVA Provida charges an annual fee of 0.49% over assets under management. Regarding commercial strategy facing greater competitiveness in this new business segment, at the beginning BBVA Provida focused its efforts on capturing clients interested in making voluntary pension contributions, which implied to open new accounts for pension saving plans. This commercial strategy was developed by a sales force specially trained in this new product, having additional advertising support in written media and supportive elements for different distribution channels. Today commercial emphasis is centered in affiliates transfers having voluntary pension savings, accordingly commercial campaigns are directed to entities that offer these savings plans in order to attract their clients to BBVA Provida. The opening of specialized centers in voluntary pension savings, permits the Company to provide personalized assistance to preferential clients, rendering integral advisory services by highly trained professionals.

     The Multiple Funds Law, partially in force since March of 2002 and in full force from August 1, 2002, has allowed affiliates to have five investment alternatives to manage their pension savings, according to their risk and age preferences. Additionally, it has given AFPs higher competitiveness among other participants regarding voluntary pension savings by broadening the number of funds offered, giving affiliates more attractiveness in terms of diversification. Management considers that this Multiple Funds Law, also represents an opportunity to take steps towards obtaining its clients' loyalty by delivering an integral advisory service that allows clients to plan and optimize their decision of saving in light of their future pension.

     As regards distribution channels, it is worth noticing that BBVA Provida's sales force and service centers are distributed in seven geographical zones throughout Chile: North zone, North-center zone, Central zone, West Metropolitan, South Metropolitan, Mid-South and South.

     Branch Offices. BBVA Provida has maintained a leading position in a framework of high technology offering the most extensive nationwide branch network in Chile with 101 interconnected offices at April 2004.

     Starting in 2003, the Company redefined pension service centers profiles in order to segment and optimize client service timings, starting the "shared networks" project together with BBVA Chile S.A.("BBVA Banco"). The four types of offices correspond to the following:

  - Pension Service Centers: maintain the original branch concept whose main purpose is to provide advisory services for pensions and benefits, collection process, pension payments, issuance of certificates and AFC services.

  - Shared offices: correspond to offices where the BBVA Provida's agency and the BBVA Banco's branch office are in the same location, but separated by panels. These offices are directed to supply integral service for the BBVA's clients both in terms of pension matters as well as financial issues. The BBVA Provida's agency office furnishes pension and benefit advisory services and seeks to capture clients to offer voluntary pension savings plans. This office unlike the previous aforementioned one neither collects money nor pays pensions.

  - BBVA Express: in this kind of office, BBVA Provida's agency and BBVA Banco's branch office are also located together in clearly defined spaces. The main service characteristics of these offices are fast transactions such as the issuance of certificates, AFC (Unemployment Funds Administrator) formalities and general payments.

  - Specialized Centers for APV (Voluntary Pension Savings): office created to supply first level advisory services for all clients who require more in-depth advise. The aim of these centers is to provide a more personalized service encouraging its client's loyalty These offices are located in Santiago, while outside the city this task is provided by each service center's chief. Furthermore, these offices are located in corners at BBVA Banco's branch offices, aimed at boosting the BBVA Group's brand image through pension and banking business. We expect that in 2004 this new concept will be extended to all regions of the country, through the currently branch network.

     Offices are distributed throughout the country in 53 Pension Service Centers, 22 Shared Offices, 21 BBVA Express and 5 Specialized Centers for APV. Approximately 17.8% of the branches are located in the north region, 17.8% in the central-north region, 11.9% central zone, 16.8% in east metropolitan of Santiago, 10.0% in west metropolitan, 9.9% in south center and 15.8% in the south region. The offices have a uniform style nationwide and vary in size according to the needs of the zone where they are located and the previously defined profile. Adding to the above, BBVA Provida in order to increase its leading position and reinforce its quality service made an important technological investment during the period, oriented to modernize its offices network and thus improving its relations and services to its customers. Also, the Company has broadened services offered in its web page (www.bbvaprovida.cl). Additionally and supporting the "clear process" of offices, self- consulting devices called "Provimaticos" were installed in the main cities of the country, allowing affiliates to obtain in a faster way their certificates and account balance.

     Services. With respect to associated technology to customer services, BBVA Provida has made important renewals and has reoriented resources according to legislative changes aimed at increasing affiliates satisfaction and optimizing the Company's brand position. The above includes the following issues:

  - Gold Service. This is a service aimed at delivering special attention to an exclusive client portfolio assigned to specialized and personalized account executives having communication tools such as e-mail and telephone.

  - Internet Service. This service provides several options that enhance BBVA Provida's client support. The service involves the use of passwords and personal identification numbers (PINs), delivers online information about individual capitalization accounts and updates personal information. It also provides information to employers about their workers, the interest and inflation adjustments over unpaid contributions and access to different areas within BBVA Provida. Additionally, BBVA Provida released a new web site with "Virtual Agency" characteristics. This initiative counts on a larger number of on line services, highlighting change of funds; pension estimations; personal account information; tax, contributions and affiliation certificates, balance sheets and APV and pension appliances. The above permitted to fulfill the SAFP requirements issued by 12111 Circular, implementing for such purposes a password provided by PreviRed.com for all AFP system.

  - CD Gold. This CD includes software for both retirement calculation and employers programs. The retirement calculation software facilitates calculations of pension plan estimates at different stages in accordance with the legal retirement age (65 for men and 60 for women) or anticipated retirement, under different profitability and cost assumptions. The second program facilitates calculations of pension plan estimates and provides the contribution payroll. On the other hand and as a result of legal amendments, during 2002 the pension estimate software was updated to calculate the date and the amount of the future pension. Besides, it allows calculating the impact that the voluntary pension savings would have in the amount of pension as well as tax rebates associated to this alternative

     The last update to this software includes the Multiple Funds. This broadens the range of possibilities offered to make pension projections not only by the number of funds where the affiliate has its accounts, but also by percentage distribution that the affiliate might choose (for the same account the affiliate can distribute this percentages in two different funds).

  - Telephone service. This service has undergone important modifications, since it is provided by a third party Atento Chile in order to take advantage of its experience and its modern technology.

     Services provided by Atento Chile includes the telephone switchboard that provides general information and transfers phone calls to BBVA Provida's personnel. It also provides Provifono, a phone automated service of personal pension consulting for both affiliates and employers that answers questions regarding Pension's Law and the old system. This service also offers the alternative of acceding to specialized executives in pension matters, by identifying the user profile, peak days and hours of service, idle resources, re-orientation of operators' functions, etc. This information is used by BBVA Provida to evaluate and establish action plans aimed at improving the quality service supplied to customers.

     New services in the Industry. Provida participates in PreviRed.com, a company created with the aim of providing electronic collections services for employers through the Internet, including among others pension and health contributions. PreviRed.com began operations in August 2001, and is oriented to improve efficiency by simplifying the payment and registration processes. In its first period of operations, PreviRed.com incorporated important clients such as health insurance companies (Isapres) and the government pension system (Instituto de Normalizacion Previsional, "INP"). Since then, PreviRed.com has focused on establishing strategic agreements with entities in charge of managing great volume of transactions, gradually increasing its market penetration.

     New Corporate Image. On March 19, 2001, BBVA Provida modified its corporate image by replacing its traditional logo with the BBVA Group's one as the successful culmination of Provida's integration into the BBVA Financial Group that currently holds a leading position in the industry of pension funds private administrators in Latin America. Provida materialized this change after conducting several studies, concluding that the association of BBVA Group with Provida implied a higher international profile and a stronger image, among other benefits, generating positive expectations for future investments.

     Sales Force

     BBVA Provida has generally maintained a sales force that enable it to sustain its dominant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, in 1997 Provida reached a maximum of 3,142 sales agents. Therefore and considering the high level of the industry sales force with its subsequent impact on commercial expenses stemming from a large number of transfers, not all them fulfilling the requirements, Circulars 998 and 999 from the SAFP were implemented. This implied establishing strict procedures regarding the transfers of affiliates among AFPs as well as concerning sales force hiring. As a consequence of the reduction in transfers due to the above, Provida's sales force diminished 51.1% in comparison to its 1997 level, falling to 1,536 sales agents at the end of 1998, while in 1999 a further 31.6% reduction resulted in a year-end sales force of 1,050 sales agents. Additionally, following this trend and according to a strategy focused on fee competition instead of commercial efforts, in the year 2000 the sales force decreased 14.5% to 898 sales agents regarding 1999 and diminished 25.9% to 665 in the year 2001 compared to the year 2000, while in 2002 sales agents were reduced to

652 (2%) compared to 2001. Finally, in 2003, the sales force diminished 4.1% compared to the previous year, reaching to 625 sales agents.

     At December 31, 1997, Provida's sales force constituted 18.4% of the total sales force in the AFP industry, whereas at December 31, 1998, 1999, 2000, 2001, 2002 and 2003, BBVA Provida's sales force constituted 24.2%, 29.6%, 30.0%, 25.7%, 23.5% and 24.6% of the sales force in the AFP industry, respectively.

     The following chart compares the relative sizes of the sales force of BBVA Provida against its competitors as of December 31, 2002, 2003 and March 31, 2004:

Total AFP Sales Force (percentage)                 As of December     As of       As of March
                                                      31, 2002     December 31,    31, 2004
                                                                       2003
BBVA Provida                                           23.50%         24.61%        25.860%
AFP Summa Bansander                                    16.65%         16.93%        18.25%
AFP Habitat                                            11.64%         12.05%        14.25%
AFP Santa Maria                                        17.55%         14.84%        18.52%
AFP Cuprum                                             13.41%         14.02%        12.36%
Other AFPs                                             17.25%         17.55%        10.56%
-----------------------------------------------------------------------------------------------
Total AFP Sales force (number of sales agents)         2,775          2,540          2,208

     Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs

     Unlike some of its competitors, Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain businesses within a specific geographic coverage area. Sales personnel have a visiting program aimed at covering different businesses, companies and institutions in order to present Provida to new workers to achieve their incorporation, as well as to encourage affiliates to transfer from other AFPs. During regularly scheduled visiting programs, salespersons emphasize BBVA Provida's size, longevity, industry prominence and reputation for quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

     Sales agents receive a base salary and commissions. Generally, the base salary is approximately equal to the legal minimum wage. Sales agents earn commissions at a rate based on the age, gender, and salary and affiliates' permanence that they attract to Provida. In order to include the last commission concept, in September 1999, Provida changed its labor contract with its sales force to reduce the commission rate it pays as well as to link such commissions to the affiliates' permanence. In Chile, a sale agent is an AFP's exclusive employee and he is registered with the SAFP. The sales agents' behavior is also monitored by this Superintency, being subject to penalties for violating behavior standards as established by the SAFP. The Pensions Law does not allow independent sales agents to market AFP's products.

     BBVA Provida's sales personnel meet regularly with supervisors to analyze the strategy and coverage of potential customer opportunities. Since the implementation of SAFP Circulars 998 and 999, BBVA Provida's sales force turnover has decreased which has led the Company to modify its commercial strategy to control the turnover rate of its sales force by boosting its human resources and other operating and administrative areas. BBVA Provida developed intensive training and preparation programs with the main objective of deepen further in the Pensions Law, as well as new sales techniques and arguments centered on delivering excellent service to its clients. Advertising in various domestic and national media is used to supplement the efforts of the sales force. Advertising must conform to SAFP standards, and copies of advertisements must be sent to the SAFP.

     In relation to affiliate transfers among AFPs, these evidenced an upward trend until 1997 as a consequence of a regulation that facilitated transfers. At the end of 1997, new regulations were introduced (SAFP Circulars 998 and 999), establishing new requirements for the process of moving towards other AFP, which resulted in a lower number of transfers. In figures, this was evidenced during Fiscal Years 1999, 2000 and 2001 where approximately 489,000; 254,500 and 225,000 overall contributors were transferred from AFPs, resulting in reductions of 30%, 48% and 12% respectively. Reductions in affiliates' transfers among AFPs in these years resulted in a significant decrease in both the number of sales agents in the industry as well as sales expenses.

     Opposite to the tendency followed in previous years, during Fiscal Year 2002 and 2003, the number of transfers increased by 7% and 4%, respectively with respect to the previous year, reaching approximately 240,000 and 249,000 affiliates, respectively and 7% of total average of contributors in both cases. This evolution was the result of the law enacted that introduced new products to the Pension Fund industry, the Voluntary Pension Savings (APV) and the Multiple Funds. Both, publicity carried out by all AFPs as well as government's support to those new products implied a strong encouragement for workers to be actively involved in their pension fund management. The latter created an adequate environment for sales force not only to provide the required general information on these new products but also to promote their own AFP's advantages, which resulted in transferring many of these affiliates. Additionally in 2003, commercial activity in transfers was also affected by the imminent dissolution of an AFP with lower market share called Magister. BBVA Provida could take advantage efficiently of this situation since it records an annual net result of 10,291 transfers, of which 3,394 (33%) stemed from Magister.

     BBVA Provida's sales and marketing expenditures in the Fiscal Year 2001 was Ch$10.0 billion (including costs associated with the commercial name change), for the Fiscal Year 2002 they reached Ch$8.1 billion and for the Fiscal Year 2002 they reached Ch$9.7 billion. BBVA Provida has continued to pursue a policy aimed at rationalizing the number of transfers and sales expenditures.
In figures, sales and marketing expenditures as a percentage of fee income decreased from 10.8%, 8.6%, 9.7% in Fiscal Years 2001, 2002 and 2003 respectively.

     BBVA Provida's market share in terms of contributors reached an average of 40.93%, 41.69% and 41.37% in 2001, 2002 and 2003, respectively. Regarding affiliates transfers, the Company increased the number of subscribed transfers by 17% in comparison to 2002, while in terms of volume of salary base transferred among AFPs, it obtained a total amount of approximately Ch$7,000 million as compared to none during 2002. BBVA Provida has maintained the focus on capture of new affiliations; a strategy that allows it to continue optimizing the possibilities of future growth of its recurrent business, catching 89,669 new affiliations in 2003, representing 45% of market share based on SFAP information. Finally, there was an increase in productivity by the Company's sales force given a 5.7% reduction in sales personnel compared to 2002.

     Government Regulation

     All AFPs are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFPs in Chile are the SAFP, the Central Bank, the Superintendencia de Valores y Seguros "Superintendency of Securities and Insurance" (the "SVS") and the Rating Commission. The AFPs are primarily subject to the Pensions Law and to the Corporation Law. The principal regulator is the SAFP; however, AFPs are also regulated by the Central Bank, which by law is required to set the limit on permitted investment for AFPs within the range established by the Pensions Law. In addition, AFPs that are listed on a stock exchange are regulated by the SVS, which controls the securities and insurance industries. Finally, the Rating Commission determines whether securities qualify as acceptable for pension funds investment.

     The SAFP

     General. The SAFP, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling the AFPs. The SAFP authorizes the creation of the new AFPs, mergers of the existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, the SAFP has the ability to impose sanctions, such as censures and fines and in extreme cases, it may order the liquidation of an AFP. In addition, any amendment of an AFP's by-laws such as capital increase is subject to the SAFP's approval.

     Frequently during the year, SAFP officers inspect the AFPs' facilities and examine their records. The AFPs are required to submit their quarterly financial statements to the SAFP and provide periodically detailed information on their operations. The annual report of an AFP that includes financial statements for the Fiscal Year and its independent auditors' opinion must be submitted to the SAFP for review before March 1 of the following year.

     Limitations on Types of Activities. According to the Pension Law, the corporate purpose of an AFP is unique and exclusive: to administrate pension funds and to provide related benefits. The above includes to collect mandatory and voluntary contributions made by affiliates to the pension funds, to credit these contributions to each individual capitalization account and to invest those contributions in securities according to the rules established by the Pensions Law.

     Legal amendments introduced to the Pensions Law in March 1994 allowed the AFPs, upon prior formal approval by the SAFP to set up affiliated companies in Chile that may: (i) provide services related to the AFP's business to companies operating abroad and (ii) invest in foreign companies managing pension funds or in foreign companies whose business is related to pension matters abroad. Additionally, The AFPs were authorized to constitute a subsidiary intended to invest in companies that act as depositaries of securities. Following this authorization, all AFPs participated in the constitution of Inversiones DCV S.A., where BBVA Provida has a 23.14% stake.

     The Unemployment Insurance Law enacted on May 2001 authorized the AFPs to participate in the tender on the Unemployment Insurance administration and, if applicable, to set up an affiliated company that administrates the Unemployment Funds. This society is also subject to supervision by SAFP'. The Unemployment Insurance Management tender bases were published in November 2001 and all AFPs participated as a consortium that was finally awarded the insurance management for 10 years presenting the best offer in terms of technical and economic issues. BBVA Provida participates in the new Company "Unemployment Funds Administrator of Chile S.A." constituted in March 2002, with 37.8% stake and was awarded the operational and technical support of this company.

     Insurance. Each AFP is obligated by the Pension Law to provide life and disability benefits to each affiliate. The SAFP establishes regulations in connection to the AFPs' insurance contracts. See "Item 4. Information on BBVA Provida--Business Overview--Government Regulation--Mandatory Benefits--Life and Disability Benefits."

     Reserves. The Pensions Law establishes that each AFP must maintain a reserve fund ("Mandatory Investments") equal to 1% of the pension funds under management. As per the Pension Law, if an AFP records more than two breaches of this rule within a six-month period it will result in the AFP's liquidation. The mandatory investment is calculated in accordance with instructions issued by the SAFP over the pension fund value two days before the calculation. Since March 1995, the Pensions Law stipulated that the AFPs must invest this mandatory investment in shares of the pension funds managed by the AFP. See "Item 4. Information on BBVA Provida--Business Overview--Government Regulations--Reserves."

     Dissolution and Liquidation of the AFPs. Any AFP that fails to cover the difference between the legal minimum real return of pension funds and the real return obtained, or that does not replenish the mandatory investments funds within the established time limits, it will be dissolved under the Pension Law.

     Once the AFP is dissolved or declared bankrupt its affiliates have ninety days to transfer themselves to another AFP. If an affiliate does not do so, a receiver appointed by the SAFP must transfer the affiliate's individual account balances to another AFP in line with certain rules.

     If an AFP must be dissolved for any reason, the liquidation of that AFP will be carried out by the SAFP. For those purposes, the SAFP is vested with all necessary legal powers to liquidate the assets of such AFP.

     In accordance with the Pensions Law, the Chilean Government guarantees the contributions made to an AFP. If an AFP is liquidated and the remaining funds are not enough to cover the minimum return required, the Government will pay the difference.

     Fund Investment Controls. The Pensions Law limits the investment options of a pension fund. The sole objective to invest with the pension funds' sources is to obtain an adequate return and maintain their security. Any instrument, other than securities issued by the Chilean Government, the Central Bank and Chilean Government agencies, and within certain margins equity securities instruments qualified to be purchased for a pension fund, must be previously approved by the Rating Commission.

     The Central Bank is responsible of establishing maximum investment limits by type of securities and by issuer within certain defined ranges. The Central Bank cannot establish minimum investment limits. See "Item 4. Information on Provida--Business Overview--Government Regulations--Pension Fund Investments."

     Conflicts of Interest. Directors, officers and all employees involved in the investment process must file a report to the SAFP disclosing their investments in eligible securities and cannot use information related to the pension fund investments for their own or a third party's benefit. By law, the AFP or the people mentioned above must indemnify the pension fund for any damage caused to it by the misuse of confidential information.

     Funds Return Requirements. The Pensions Law establishes that each AFP must ensure that each month the real return of each managed pension fund Types C, D and E for the immediately preceding thirty-six months will not be lower than the minimum between (a) the annual real weighted average return of all pension funds, less 2% and (b) 50% of the annual real weighted average return of each pension funds respectively. For pension funds Types A and B, the law requires that each AFP must ensure each month that the real return on investment of each pension fund for the immediately preceding thirty-six months will not be lower than the lesser between (a) the annual real weighted average return of each pension funds, less 4% and (b) 50% of the annual real weighted average return of each pension funds respectively. Returns on investments are calculated based on the performance of the system's pension funds in the preceding thirty-six months according to a weighted formula established by law. This requirement has been in force since November 1, 1999, date since when the performance period was incremented by one month every month until reaching thirty-six months by October 2002, as where previously the performance period was twelve months . In February 2002, Law 19,795 on Multiple Funds introduced another amendment to the funds return requirements by establishing differences of return requirements according to the investment portfolio profile. The former funds (Types C and E) and additionally Type D fund maintained the same requirements, while for Type A an B funds the request was more flexible given their higher concentration in variable income.

     The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, also to the laws and regulations applicable to the private sector. It is governed and administered by a Board of Directors composed of five members appointed by the President of the Republic and requiring a "special majority" vote of the Chilean Senate to be elected. For a further description of the Central Bank's regulation of Provida. See "Item 4. Information on Provida--Business Overview--Pension Fund Investments" and "Item
10. Additional Information--Exchange Controls".

     The SVS

     The SVS is an independent governmental agency that supervises, regulates and controls the Chilean capital markets. As an open corporation listed on the Chilean stock exchanges, BBVA Provida is subject to the supervision, regulation and control of the SVS.

     The Rating Commission

     The Rating Commission comprises the Superintendents of pensions, securities and banks as well as AFP industry representatives. Its main objective is to determine whether securities qualify as acceptable for pension funds investment.

     Mechanics of the System

     General. The AFPs are required by law to be single purpose companies. The services they provide include collection of affiliate contributions, the management of individual capitalization accounts, the investment of affiliate contributions into one of the Pension Funds managed by the AFP, the allowance of life and disability benefits for affiliates and the rendering of specified defined pension and retirement benefits. AFPs are required to enter into insurance contracts with licensed Chilean insurance companies in order that these companies insure the obligation of the AFP to provide life and disability benefits.

     In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately US$142,000), which increases based on the number of affiliates up to UF20,000 (approximately US$567,000) for AFPs with over 10,000 affiliates.

     Required Affiliation. Affiliation process in the pension fund system is mandatory for all dependent workers and voluntary for self-employed individuals. Members of the armed forces, foreign workers who can demonstrate that they are part of another social security system and approximately 429,000 workers who elected to remain in the old system are not required to participate in the private system. Each AFP also administers a separate private unemployment account in the fund for household workers, such as housekeepers. Additionally, according to the Unemployment Insurance Management law passed in May 2001 and its tender bases were published in November 2001, all AFPs participated as a consortium that finally was awarded the insurance management for 10 years, presenting the best offer in terms of technical and economic issues. BBVA Provida participates in the new company "Administradora de Fondos de Cesantia de Chile S.A." constituted in March 2002, with a stake of 37.8% and was awarded the operational and technical support of said company.

     AFPs compete actively for the affiliation of workers in Chile, who may choose to be affiliated with only one AFP to administrate its pension funds at a time. Although affiliation process in the system is obligatory for employees, is also individual (as opposed to collective or through an employer), giving the individual full discretion both in selecting an AFP initially, as well as in transferring from one AFP to another with the respective option of choosing the funds type to deposit their pension savings. At present, transfers between different AFPs are free of cost to affiliates, and the only restriction is a limit of one transfer every six months. No AFP may reject a properly documented request by a worker to transfer to another AFP.

     Required Contributions. Employers are required to retain and transfer 10% of each employee's gross pre-tax monthly salary to the AFP selected by the employee. The maximum amount of salary subject to the 10% mandatory contribution is UF60 per month (approximately US$1,700). The AFP uses these sources to buy shares in one of the five pension funds managed and has been chosen by the affiliate. Those funds are credited to a special individual account opened and maintained by the AFP (the "individual capitalization account"). These contributions are tax deductible, although affiliates pay income tax on their pensions at the time of withdrawal.

     Affiliates can also make additional voluntary contributions into their individual capitalization accounts, which are invested in shares of the funds that the affiliate has elected for that kind of contributions. The monthly non-taxable overall limit on mandatory and additional voluntary contributions is up to UF60 or up to the current affiliate's salary if it is lower. In this aspect it has to be mentioned that the measures approved in order to liberalize the Chilean capital market, among others, allowed the flexibilization of mechanisms for voluntary pension savings. The above implied tax benefits for this kind of savings, the alternative to be able to withdraw the funds before the retirement and opening up the participation in this business to other entities besides AFPs.

     Monthly contributions deducted from wages are made directly by a worker's employer, who is required to file a payroll with each AFP that has accounts for employees of such employer within 10 days of the beginning of the following month. The payroll identifies each worker for whom a contribution is being made and the amount of it. The employer provides a check or cash to the AFP in the aggregate amount of contributions made for the affiliated employees. Self-employed workers who elect to contribute an AFP file their own payroll with their AFP together with a check or cash for the contribution amount and related fees.

     Mandatory contributions are only required for a month in which an affiliate has actually earned wages. Affiliates who have made a contribution in a current month are called contributors. Self-employed individuals who voluntarily become affiliates are not obligated to make monthly pension contributions regardless of whether they have perceived income for that month. The decision regarding the timing and amount of a self-employed affiliate's contributions is at the discretion of the affiliate, but such contributions are subject to the same UF60 maximum monthly limit described above.

     The value of the shares in each fund is determined and published daily, based on the current prices for the fund's investments calculated in accordance with regulations established by the SAFP. The objective of these regulations is to generally revalue the investments daily to reflect their current market value.

     Since August 2002, the alternatives increased from two existing at that time to five funds currently in force, allowing affiliates to choose among them according to their age, preferences and risk aversion degree. The new five funds denominated Funds A, B, C, D and E, differ mainly in the proportion of variable income equity that they are allowed to hold. The main characteristics of each fund are as following:

                                Variable Income Investment Limit
            Type of Fund    -------------------------------------
                                Maximum %            Minimum %
         --------------------------------------------------------
                 A                 80%                  40%
                 B                 60%                  25%
                 C                 40%                  15%
                 D                 20%                   5%
                 E             Not allowed          Not allowed

     In the event that an affiliate dies or is permanent disabled prior to retirement, an AFP must contribute an amount (known as "contribution") in his individual capitalization account. This contribution that, together with funds accrued in his account, plus the amount paid pursuant to any recognition bond that the AFP holds for such affiliate, will be sufficient to provide the present value of all pensions to which the affiliate or his legal beneficiaries is/are entitled. In order to guarantee that there are enough funds for an AFP to make this contribution as required by the Pension law, each AFP is obligated to contract insurance to cover this obligation. In doing so, AFPs must pay insurance premiums to a licensed life insurance company in Chile that effectively insures the fulfillment of the 100% of the responsibility. Under the Pension Law, the AFP remains liable if the insurance company becomes insolvent and cannot pay the contribution. The selection of the insurance company is determined by a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage in the best terms.

     Mandatory Benefits

     Under current law, all AFPs must provide each of their affiliates specific benefits as per instructions established by the Pension Law and complementary regulations. The Chilean law specifies certain minimum benefits for all workers; however, the greater fund amount contributed to an individual capitalization account, the greater monthly benefit will be for the affiliate or beneficiaries upon retirement, death or disability.

     Under current law, each AFP must supply to each of its affiliates with the following:

  -  An old age pension;

  - Life and disability benefits granted to the affiliate or his beneficiaries, specific benefits in the event of the affiliate's death or disability prior to retirement;

  - A voluntary savings account that allows affiliates to make additional contributions to one of the Pension Funds managed by their AFP; and

  - The alternative of voluntary pension savings that allows affiliates to make additional contributions to one of the Pension Funds managed by their AFP to improve their future pensions.

     AFPs are not required to provide compensation benefits to workers in the event of suffering occupational accidents. Under the workers' compensation law, these compensation benefits are paid by mutual insurance societies legally created for these purposes, which are principally financed by the employer's contributions.

     Old-Age Pension Benefits. Under the Pensions Law, each AFP must provide specific old age pension benefits to its affiliates who meet legal requirements for retirement. Affiliates may retire and receive an old age pension by reaching the age determined by law (60 for women and 65 for men), or before that time, if the affiliate has fully financed a pension equal or superior than 50% of the monthly average taxable salary for the last ten years, reaching at least a monthly amount equal to 110% of the legal minimum pension. By the implementation of the new Annuity Law, which will be effective on August 19, 2004, these percentages will increase gradually (in a target period of six years) to 70% and 150% respectively. This is aimed at increasing received pension levels and to stop the trend of receiving pensions before the legal age.

     The Chilean government guarantees a minimum level of old-age pensions for all AFP's affiliates who have contributed at least during 20 years (including any year contributed under the old system) having reached the age stipulated by the law. In the event that an affiliate's contributions into his individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate's individual capitalization account until the account is depleted.

     At retirement, the affiliate chooses among three options for receiving his pension benefits: an immediate life annuity, a deferred life annuity, or a programmed withdrawal plan. In the first case, the affiliate selects an insurance company, which shall pay the affiliate a monthly fixed rent (i.e., an annuity) for the rest of his life in exchange for transferring the total amount in his individual capitalization account. For the affiliates that elect this alternative, the insurance company must offer a pension equal or superior to the minimum pension effective at retirement. In the second case, the affiliate contracts a life annuity plan with the insurance company to start receiving benefits in a specific date in the future. Thus, the excess of funds is kept in the individual capitalization account for a temporary pension that covers the period from the individual selects this option until the annuity payment begins. In the third case, the affiliate keeps his funds accrued in his individual capitalization account in the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as life expectancies. The amount of the affiliate's monthly pension under the programmed withdrawal plan is recalculated every twelve months based on surplus amount in the individual capitalization account of the affiliate and the variables described above. In the event that such amounts fall below the minimum pension level, the Government's guaranty starts operating if it applies. If the affiliate chooses a programmed withdrawal plan, it is possible to switch him to life annuity plan. However, if an affiliate elects to transfer savings from his individual capitalization account to an insurance company to receive life annuity benefits, the affiliate may no longer return to the programmed withdrawal plan.

     All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds managed by the AFPs. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations in the time with respect to the insurance company's annuity. In the case of bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the amount of the legal minimum pension and 75% of the maximum contribution (corresponding to UF60 or approximately US$1,700, meaning a maximum of UF 45 or approximately US$1,275). See "Item 4. Information on Provida--Business Overview--Government Regulation --Government Guarantees".

     In addition to old-age pensions, the affiliates who have financed with their individual capitalization accounts an adequate amount to generate a pension superior than 70% of their monthly average taxable salary during the last ten years and exceeding 120% the legal minimum pension; are entitled to withdraw and freely use all surpluses after the corresponding tax rate was applied. By the implementation of the new Annuity Law in full force at August 19, 2004, this last percentage is going to rise from 120% to 150% in a target period of six years. The idea behind this is that this kind of savings are directed to finance pensions, reason why they were accrued.

     Life and Disability Benefits. Each AFP is required to provide specific life and disability coverage to each affiliate who has contributed into his individual capitalization account in the month the casualty took place or for a period of six months from the last previous twelve months to such date. Under the law, the AFP must enter into a contract with a Chilean licensed insurance company that insures the obligation of the AFP to provide such benefits to the extent that these benefits may not be covered by the funds in the affiliate's individual capitalization account. As per life benefits granted to affiliates, the legal beneficiaries of an affiliate who dies prior to reach retirement age are entitled to elect to receive either programmed withdrawals from the affiliate's individual capitalization account, to contract an annuity, or a combination of both. The monthly payment amount a beneficiary is entitled to it is calculated on the basis of the affiliate's average taxable salary over the prior ten years. Designated legal beneficiaries include the affiliate's wife or disabled husband, unmarried mother of the affiliate's child, affiliates' children and dependent parents of the affiliate.

     Disability benefits are granted to those workers who have not reached legal retirement age and have been qualified by a government medical commission ("Medical Commission") designated by the SAFP to have diminished their working capacity by at least 50%. Disability benefits are designed to provide the disabled affiliate and after his death to beneficiaries legally-appointed an amount necessary to receive programmed withdrawals from his individual capitalization account or take a life annuity or a combination of both that will provide to said workers or beneficiaries monthly specific disability benefits.

     Under the Pensions Law, an affiliate prior to retirement is entitled to disability pensions as a result of a partial disability (loss between half and two-thirds of working capacity) or a total disability (loss of more than two-thirds of working capacity).

     In the case of partial disability for those affiliates who were contributing the amount of pension is equal to 50% of the affiliate's average taxable salary for the last ten years or for the period while he was working adjusted by inflation of that period. Also, for unemployed affiliates to be covered the casualty must have occurred within the twelve months after labor termination registering six months of contributions in the previous year to the year in which services were rendered. For these cases, the amount of pension is equal to 35% of the affiliate's average taxable salary for the last ten years or for the period while the affiliate was working adjusted by inflation.

     In the case of total disability for those affiliates who were contributing the amount of pension is equal to 70% of the affiliate's average taxable salary for the last ten years or for the period the affiliate was working adjusted by inflation of such period. Also, for unemployed affiliates to be covered the casualty must have occurred within the twelve months after stop working, recording six months of contributions in the previous year to the year in which services were rendered. The amount of pension is equal to 50% of the affiliate's average taxable salary for the last ten years or for the period while the affiliate was working adjusted by inflation.

     With the implementation of the Annuity Law in force since August 19, 2004, the amount of pension to be received by unemployed affiliates has been modified going from a 35% to 50% of the average taxable salary for partial disability. In the case of total disability the amounts will go from 50% to 70% of the average taxable salary. These modifications are going to be in force at the same date that the law is enacted.

     By law, Medical Commissions make a preliminary determination of partial or total disability (interim disability). Three years later, a determination is made by the Medical Commission as to whether to classify the disability as a partial or total permanent disability (definitive disability). In abeyance the final determination, the insurer selected by the AFP pays an interim pension benefit to the affiliate.

     In the case that funds are used to contract an annuity for the life and disability benefits, either the affiliate or his beneficiaries, as the case, select a Chilean licensed insurance company to provide the annuity benefit. The AFP makes payment of the total amount directly to such designated insurer for the benefit of the recipients and such insurer is thereafter obligated to make all future annuity payments, while the AFP has no further obligation to the affiliate or his beneficiaries once funds have been transferred.

     Voluntary Savings Accounts. AFPs also offer to affiliates the option to establish a voluntary savings account in which an affiliate may make deposits as often as desired. Withdrawals from the account may be made by an affiliate as their needs, up to four times a year, with no prior notice required to effect a withdrawal. The amounts deposited in a voluntary savings account are invested in shares of the same elected fund for monthly mandatory contributions administered by the AFP and accumulate value based on the overall performance of the fund. Unlike the monthly mandatory contributions into the individual capitalization account, contributions into voluntary savings accounts are not tax-deductible. Revenues obtained by such funds are not tax-deductible until withdrawn.

     Voluntary Pension Savings. AFPs also offer affiliates the option to maintain a voluntary pension savings account in which affiliates make monthly deposits previously determined in order to improve their future pensions. Like the monthly mandatory contributions into the individual capitalization account, contributions into voluntary pension savings accounts are tax-deductible. Affiliates can make withdrawals from the account, assuming a higher tax cost compared to their effective annual tax rate as defined by a formula. The amounts deposited in a voluntary pension savings account are invested in shares of any fund managed by the AFP, independent of the ones where the affiliates make their mandatory contributions and accumulate value based on the overall performance of the elected funds. Additionally, this service is open to other authorized institutions different from AFPs and the Company has the obligation of transferring funds to them if an affiliate so requests, being able to charge a fixed fee for the procedure.

     Fees and Commissions

     Under the Pension Law, an AFP is permitted to charge a fee for (i) mandatory contributions into the affiliate's individual capitalization account to fund his/her old age pension; (ii) voluntary savings withdrawals; (iii) transfer of account balances from another AFP; (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) described above. BBVA Provida began charging a fee in connection with (iv) and (v) above mentioned in July 2000 and in March 2002, respectively. See "Item 4. Information on BBVA Provida--Business Overview--Principal Activities--Service Fees."

     Pension Fund Investments

     Under the Pensions Law, each pension fund is a separate legal entity from the AFP, immune to the AFP's financial situation. In the event of the AFP's bankruptcy, the SAFP assumes control of the fund, having affiliates 90 days to transfer funds in their individual capitalization accounts to another AFP. At the end of that period, the fund custodian appointed by the SAFP transfers all remaining accounts to another fund that the custodian designates.

     The following table sets forth the permitted investments for pension funds Type A, B, C, D and E, the limits for such investments and the current investments composition's breakdown for all pension funds managed by the industry and BBVA Provida's pension funds as of December 31, 2003:



                                                                            BBVA Provida's
                                                                          Pension Fund A as
                                                         Industry as of    of December 31,
Instrument                                              December 31, 2003        2003
---------------------------------------------------------------------------------------------
Government bonds.......................................        6.78%              1.82%
Mortgage bonds.........................................        1.16               0.00
Time deposits (CDs) and other financial institution
obligations............................................       11.77              15.46
Private & corporate bonds..............................        1.07               0.97
Company stocks.........................................       27.57              24.61
Low ownership concentration companies..................        8.87               7.92
Real estate companies..................................        0.00               0.00
High ownership concentration companies.................       18.70              16.69
Investment fund shares.................................        2.23               1.86
Real estate............................................        0.58               0.66
Venture capital........................................        0.33               0.41
Publicly traded securities.............................        1.32               0.79
Commercial paper.......................................        0.00               0.00
Foreign investments....................................       51.34              51.20

                                                                            BBVA Provida's
                                                                          Pension Fund B as
                                                         Industry as of    of December 31,
Instrument                                              December 31, 2003        2003
---------------------------------------------------------------------------------------------
Government bonds.......................................       17.25%             14.27%
Mortgage bonds.........................................        6.18               4.76
Time deposits (CDs) and other financial institution
obligations............................................       18.58              23.06
Private & corporate bonds..............................        4.67               3.96
Company stocks.........................................       19.68              20.59
Low ownership concentration companies..................        6.48               5.72
Real estate companies..................................        0.00               0.00
High ownership concentration companies.................       13.20              14.87
Investment fund shares.................................        2.93               2.44
Real estate............................................        0.98               1.19
Venture capital........................................        0.35               0.29
Publicly traded securities.............................        1.60               0.96
Commercial paper.......................................        0.00               0.00
Foreign investments....................................       30.71              30.92

                                                                            BBVA Provida's
                                                                          Pension Fund C as
                                                         Industry as of    of December 31,
Instrument                                              December 31, 2003        2003
---------------------------------------------------------------------------------------------
Government bonds.......................................       23.72%             19.02%
Mortgage bonds.........................................        9.30               6.97
Time deposits (CDs) and other financial institution
obligations............................................       16.56              21.63
Private & corporate bonds..............................        8.58               8.56
Company stocks.........................................       14.22              14.41
Low ownership concentration companies..................        4.61               3.73
Real estate companies..................................        0.00               0.00
High ownership concentration companies.................        9.61              10.68
Investment fund shares.................................        3.05               3.14
Real estate............................................        1.36               1.50
Venture capital........................................        0.43               0.34
Publicly traded securities.............................        1.26               1.30
Commercial paper.......................................        0.00               0.00
Foreign investments....................................       24.57              26.27

                                                                            BBVA Provida's
                                                                          Pension Fund D as
                                                         Industry as of    of December 31,
Instrument                                              December 31, 2003        2003
---------------------------------------------------------------------------------------------
Government bonds.......................................       36.69%             34.54%
Mortgage bonds.........................................       11.31               9.71
Time deposits (CDs) and other financial institution
obligations............................................       15.63              23.46
Private & corporate bonds..............................        8.78               6.77
Company stocks.........................................        9.72               9.73
Low ownership concentration companies..................        3.19               2.45
Real estate companies..................................        0.00               0.00
High ownership concentration companies.................        6.53               7.28
Investment fund shares.................................        1.56               2.80
Real estate............................................        0.67               1.49
Venture capital........................................        0.13               0.33
Publicly traded securities.............................        0.76               0.98
Commercial paper.......................................        0.00               0.00
Foreign investments....................................       16.18              13.00

                                                                            BBVA Provida's
                                                                          Pension Fund E as
                                                         Industry as of    of December 31,
Instrument                                              December 31, 2003        2003
---------------------------------------------------------------------------------------------
Government bonds.......................................       47.25%             41.11%
Mortgage bonds.........................................       15.70              14.17
Time deposits (CDs) and other financial institution
obligations............................................       13.43              29.23
Private & corporate bonds..............................       13.28               8.84
Company stocks.........................................        0.00               0.00
Low ownership concentration companies..................        0.00               0.00
Real estate companies..................................        0.00               0.00
High ownership concentration companies.................        0.00               0.00
Investment fund shares.................................        0.0                0.0
Real estate............................................        0.0                0.0
Venture capital........................................        0.0                0.0
Publicly traded securities.............................        0.0                0.0
Commercial paper.......................................        0.0                0.0
Foreign investments....................................       10.12               6.49

Source: SAFP

     Reserves

     The Pensions Law establishes that each AFP must maintain a reserve denominated Mandatory Investment equal to 1% of the value of each pension funds under management. The mandatory investment is calculated in accordance with instructions issued by the SAFP, and corresponds to the value of each pension fund two days prior calculation. Since June 1995, the Pensions Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation is aimed at eliminating potential conflicts of interest that could arise between investment decisions relating to a security portfolio held as AFP's reserves and those relating to the portfolio where pension funds are invested.

     The mandatory investment's purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. Currently, for pension funds Type C, D, E this level is the lesser between (a) the annual real weighted average return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for A and B Pension Funds is the lesser between (a) the annual real weighted average return for the last 36 months of the same type of all pension punds in the system less 4% and (b) 50% of the average annual real return for the last 36 months of the same type of all pension funds in the system.

     The annual real average return is calculated by the SAFP according to a weighted formula established by law. If, for a certain month, the pension fund's annual real return on investment falls below the minimum return, the difference is compensated first from the pension fund's own reserve for fluctuation on investment returns. If this procedure is not sufficient, then the remaining difference is covered by the AFP's mandatory investment.

     A pension fund's reserve for fluctuation on returns is a reserve that is created if there are excess of returns on fund investments over specific levels. Excess returns on investment arise when, for C, D, E pension funds, this level is the higher of (a) the annual real weighted average return for the last 36 months of the same type of pension funds in the system plus 2% and (b) 50% over the average annual real return for the last 36 months of the same type of Pension Funds in the system. The level for A and B pension funds is the higher between (a) the annual real weighted average return for the last 36 months of the same type of pension funds in the system plus 4% and (b) 50% over the average annual real return for the last 36 months of the same type of pension funds in the system. Since the beginning of the operation of the pension system, only one AFP has generated sufficient excess returns to constitute a fluctuation reserve.

     In the event that the pension funds managed by an AFP fail to fulfill the required minimum level of investment return, the AFP is required to cover the difference within five days of such determination by the SAFP. If reserves are used to fund any deficit in the required return, the AFP must replenish the reserves within fifteen days thereafter. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SAFP.

     Collection

     In the case that an employer fails to make the correct payment or fails to pay contributions, BBVA Provida is obligated to take diligent legal steps to collect such amounts. In such cases, BBVA Provida must file a lawsuit within six months of non-payment and actively pursue the lawsuit until payment is received or a court makes a final determination with respect to such payments. BBVA Provida has approximately 35 employees who manage the legal process and initiate collection efforts. Additionally, BBVA Provida hires lawyers throughout the country to provide legal services when a lawsuit must be initiated. As long as it acts diligently, BBVA Provida is not under any obligation to make a refund of the contributions that an employer has failed to provide. It should be pointed out that BBVA Provida has never been held liable for failing to diligently pursue delinquent employers.

     Record-keeping

     BBVA Provida must maintain complete records of the accounts of each of its affiliates. Provida is required to provide an account statement to each contributor every four months and once a year to every non-contributing affiliate. These statements comprise information regarding mandatory contributions, voluntary savings contributions and voluntary pension savings managed by the AFP. It also has the amount and current value of shares in the elected Pension Fund and, if it is applicable, the amount of the recognition bond properly updated. In addition, the affiliate must receive information about the insurance cost and the whole pension service cost, separated by income brackets, as a way to evaluate his situation. Also, each affiliate can obtain daily information on his/her account balances at BBVA Provida branch offices, through BBVA Provida's Internet service or through the telephone service center.

     Government Guarantees

     The Chilean government guarantees old age, life and disability pensions for affiliates who have made contributions for a certain number of years, regardless of the level of contributions actually made into the affiliate's individual capitalization account. Since 1988, when an affiliate transfers his funds to contract a life annuity, the AFP is not liable in the event that the insurer fails to make the required payments. The Chilean Government, however, is liable in 100% of this obligation up to the legal minimum pension amount and for 75% of the pensions over the minimum pension up to UF45 (approximately US$1,275).

     New Legal Developments

     Flexibilization of Mechanisms for Voluntary Pension Savings. According to Law 19,786 published on November 7 2001, in force since March 2002, the Pensions Law was amended with respect to the voluntary pension savings. The main changes included voluntary pension funds' flexibilization by allowing other participants different from AFPs, such as banks, insurance companies and mutual funds to offer this savings alternative. Furthermore, the modification included tax deductions for this savings alternative up to the established maximum if the funds are destined to increase future pensions. If the affiliate makes withdrawals, these will be charged a higher tax rate than his current one. Finally, the law permits all the institutions offering this service to charge a fee over funds under management, which was not allowed before its implementation.

     Multiple Pensions Funds. As per Law 19,795 published on February 28, 2002, partially in force since March 2002 and in full force since August 2002, the Pensions Law was modified with respect to pension funds alternatives by increasing the number from two to five. The differences among funds are basically related to the variable income portion in their portfolios and each affiliate may choose among them with only one age legal restriction refereed to affiliates near retirement and pensioners. If affiliates do not make any fund specification, the law assigns a fund according to his age profile. Finally, the law fully specifies investment limits for the different types of instruments to the five fund types, including foreign investment.

     Organizational Structure

     Provida was integrated into the BBVA Group in July 1999. At December 31, 2003 the BBVA Group has 1.2 million shareholders and a presence in 35 countries, with more than 86,000 employees worldwide that serve over 35 million of clients trough a network of 7,000 branches. Within the pension fund area, the BBVA Group is a leader in Latin America, managing assets in an amount of US$33 billion and providing services to approximately 12 million people. In Chile, the BBVA Group, through BBVA Provida, manages assets in an amount of US$15.7 billion in a highly competitive market in which BBVA Provida is the leader.

     The following chart sets forth the significant related companies comprising BBVA Provida's corporate structure.


                             Banco Bilbao Vizcaya
                                Argentaria S.A.
                                       |
                                       |  100% (Direct and indirect)
                                       |
                             BBVA Pensiones Chile - - - - -
                                      S.A.                |
                                       |                  |
                                       |  51.6%           |
                               AFP Provida S.A.           |  0.01%
                                       |                  |
                                       |  99.99%          |
                          Provida Internacional S.A. - - -
                                       |
      - - - - - - - - - - - - - - - - -|- - - - - - - - - - - - - - - -
     | 7.50%           | 100%          | 100%           | 19%          | 15.87%
     |                 |               |                |              |
   AFORE              AFP             AFP              AFP            AFP
  Bancomer       Porvenir S.A       Genesis        Crecer S.A.     Horizonte
 S.A. de C.V.   (the Dominican        S.A.        (El Salvador)       S.A.
  (Mexico)         Republic)       (Ecuador)                         (Peru)

Property, Plant and Equipment

     Since 1981, BBVA Provida's strategy has included the development of a nationwide branch network, which currently includes 93 branch offices located throughout the country (See "Item 4. Information on Provida--Business Overview--Principal Activities--Marketing and Sales"). Since 1989, BBVA Provida has opted to company-owned real estate rather than leased space for its branches by increasing the number of owned branches from 5 to 41. In order to market its corporate image to the public, each newly built or remodeled branch is uniformly decorated. In March 2001, Provida completed its integration into the BBVA Financial Group with a complete change of Company image, thus making the BBVA Provida brand consistent with most of BBVA's other Latin American interests. This process involved the design of a new branch employee uniform and color scheme, which was implemented throughout the entire branch network.

     The principal property that BBVA Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago. Completed in 1994, the BBVA Tower houses all staff units of BBVA Provida, where as Operation Area operates at downtown Santiago. Since 2003, it became the BBVA Group's corporate building in Chile, renting spaces to BBVA Chile S.A.("BBVA Banco") personnel.

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

Valuation of Mandatory Investments

     In accordance to the Pension Law each AFP must maintain a reserve fund ("encaje") equal to 1% of the value of the pension fund. These investments are stated at fair values, with unrealized gains and losses included in earnings.

Accounting of Life and Disability Insurance Cost:

     D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded with the balance in the member's individual capitalization account and Guarantee by the State, when applicable.

     Otherwise, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary review, granted in accordance with the first ruling of D.L. 3,500 ("the First Ruling"), shall be funded by the Administrator that manages affiliates's pension fund and the State Guarantee, when applicable.

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

     As required by the Pension Law, Provida has purchased insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Currently, Provida's insurance contract is with BBVA Compania de Seguros de Vida S.A. and provides coverage for seventeen months, from August 1, 2003 through December 31, 2004.

     BBVA Provida has discretion to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida specifies a maximum premium rate and a provisional premium rate. The maximum rate is the top percentage that Provida would have to pay to the insurer for coverage, regardless of casualty rates experienced among Provida's contributors were higher. The provisional rate is the monthly percentage of the salary of contributors that Provida pays monthly to the insurer according to the current contract. Under Provida's current contract, its maximum rate is 1.10% of the maximum salary eligible for contribution of each contributor and its provisional premium rate is 0.70%. In addition, the competitive bid request provides for a formula pursuant to which the insurer and Provida may share in casualty rates incurred. This casualty sharing may constitute a significant source of revenue to Provida if the casualty rates suffered result in a premium cost below the provisional premium paid. Insurers also charge an additional fixed monthly premium to provide such coverage. This fixed monthly premium is currently UF 2,150 (approximately US$61,000).

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

     In consideration that the rebates and reimbursements are calculated on an annual basis for six years and each year can reflect the cumulative impact of several prior contracts as well as the current contract, the Company has received casualty refunds and made payments for unfavorable casualty rate. The rebates have the most significant effect on operating revenues in the first quarter of the year, when the insurance company makes partial settlements. Regarding reimbursements to the insurance company for unfavorable casualty rate and since recent contracts started evidencing casualty rates higher than temporary premiums; Provida began to make monthly provisions accounted as operating expenses. These provisions were related to casualty rate projections implicit in the yearly first quarter payment to the insurance company, according to the conservative criteria of recognizing losses when having a reasonable base for estimating.

     Besides, 2003 was marked by changes in the criteria of accounting provisions related to casualty rate. In January 2004, the Superintendency of Pension Fund Administrators issued instructions about provisions to be included in the year 2003 in connection with higher casualty rates. Consequently, at the close of the period BBVA Provida made provisions for 100% of the contract balances given by the insurance company up to January 2004, that corresponds to the amount to be paid in March 2004, regarding contracts prior to the current one.

     Likewise, criteria applied until November 2003 as was informed to the Authority, consisted in recording monthly all contracts from the accrued proportion obtained from the unfavorable difference for implicit casualties in the estimation for payment of pre-settlements, recorded in results as insurance cost and in a provision account as a liabilities. At the moment of knowing exactly the amount of settlements or pre-settlements these provisions were used, adjusting that month the difference for deficit or surplus of provisions. The effect of reimbursement on results was accounted 12 month prior to make the settlement, affecting 9 out of 12 months of the previous period, and 3 out of 12 months of the year in which the payment is made. Therefore, the last twelfth corresponded to the month of pre-settlements and settlements payments to the insurance company.

     The application of the aforesaid instruction, implied a review on constituted provisions, which led to an adjustment as an increment in provisions for unfavorable casualty rate, affecting both results of the year and of previous periods, according to the analysis carried out and contrasted with the respective approval by the Authority. See Note 40 of Consolidated Financial Statements.

     Furthermore, with the coming into effect of the new August 2003-December 2004 contract, whose first pre-settlement will be made in March 2005, BBVA Provida decided to strengthen its conservative criteria of acknowledging the unfavorable casualty rates. The latter implied the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, in order to maintain an adequate correlation between revenues and expenses recognized on monthly basis, that would imply having 100% of provisions in December 2004 for the payment that will take place in March 2005 as required by the Authority.

Fair value of Financial Derivative Instruments

     The Company's financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars or UF and sell UF or U.S. dollar. The Company records these financial derivative contracts at fair value. Generally, fair values under Chilean GAAP are calculated using the closing spot exchange rate at the period end, because the spot rates are the accepted local standard to calculate fair value.

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

     In addition, on December 28, 2001 the Superintendency of Pension Fund Administrators issued Ordinary Letter No. 17,817, with retroactive effect to January 1, 2001, requiring Provida to recognize deferred taxes originating from income on mandatory investments on a discounted basis. As of November 30, 2001, deferred taxes associated with the income on such mandatory investment are recognized at the present value of the obligation. The application of this change in accounting principle resulted in an increase to income of MMCh$ 2,295 in 2001 that was included under the caption "Extraordinary Items" in the Company's consolidated statement of income. In 2002 and 2003, there was no effect due to this issue.

     Users unfamiliar with Chilean GAAP may not be accustomed to certain accounting policies applied in our financial statements.

Price-level restatement

     Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. The consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company. For comparative purposes, the historical December 31, 2001 and 2002 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Net Investment Hedge under Technical Bulletin No. 64

     Technical Bulletin No.64 allows us to designate certain US$-denominated debt as a hedge against our net foreign investments being measured in US$. The unrealized exchange differences resulting from the translation to Chilean pesos of the foreign investee's financial statements and the related hedges are not included in determining net income for the period; rather, such differences are recorded in cumulative translation adjustment, a reserve account as part of shareholders' equity. For the year ending December 31, 2003, the effect of unrealized exchange differences for net investments resulted in an unrecorded loss of Ch$1,601 million.

     Introduction

     The following discussion should be read in conjunction with the Audited Consolidated Financial Statements of Provida and its subsidiary, and the Notes thereto included elsewhere in this annual report. See Item 19.

     The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 42 to the Audited Consolidated Financial Statements provides a description of the principal differences between Chilean and U.S. GAAP as they relate to Provida and a reconciliation of net income for Fiscal Years, 2001, 2002 and 2003 assets and liabilities as of December 31, 2001, 2002 and 2003 to U.S. GAAP. In addition, in accordance with Chilean GAAP, all financial information regarding Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2003 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 1 to the Audited Consolidated Financial Statements.

     BBVA Provida is the largest AFP in Chile, providing pension fund and various related services. These services are limited to those permitted for AFPs under the Pension Law and its revenues is largely dependent on the amount and level of fees charged to its affiliates. See Item 4. As a consequence, Provida's operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions as well as the amount of their salaries subject to contributions. Even though the Chilean economy has evidenced a moderate increase during recent years basically due to the international environment, Provida has been able to maintain the upward trend of its results. Additionally, Provida believes that growth in the number of workers in Chile and their aggregate salaries will continue to increase in the future, although not necessarily at the same rate as in the past. Because of its large market share, the broad geographic coverage of its branch network and its sales activities, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any one sector of the economic activity.

     The principal sources of operating revenues for Provida are the variable and fixed fees it charges to its contributors for monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, in the number of contributors or in their gross wages. From April, 1993 until March, 1998, Provida charged a variable fee of 2.85% over each contributor's salary and a fixed fee of nominal Ch$195 per month discounted from the contributor's accounts. From April 1998 until March 1999, Provida charged a variable fee of 2.62%, maintaining its fixed fee of Ch$195 per month. Continuing with the downward trend in variable fee rates, from April, 1999 until November, 1999, Provida charged a variable fee of 2.36% and a fixed fee of Ch$390 per month and, since December, 1999, Provida has charged a variable fee of 2.25%, holding its fixed fee of Ch$390 per month.

     With more pensioners now benefiting from programmed withdrawals, on July 1, 2000, Provida started charging a 1.0% fee over pensions paid out to absorb the costs of this service. Whereas all companies in the industry had been charging fees for this service, Provida was the last in applying this type of fee.

     According to the modifications of the Pension Law related to voluntary pension savings, Provida started charging a monthly fee for this new service equivalent to 0.49% on an annual basis on the funds under management. Additionally, the law permitted fees to be charged on fund transfers to other institutions, and Provida established a fee of Ch$1,250 for each operation of this type.

     Although sales efforts are relevant factors in competition, Provida believes that fees have became the most important factor.

     Another significant source of revenues is the gain on mandatory investments held in the mandatory investments. "See Item 4. Information on Provida--Business Overview--

Government Regulation--Reserves". These earnings reflect general market performance (i.e., the stock and bond markets and interest rates, both domestic and international). The income generated from the mandatory investments belongs to the AFP but does not necessarily result in increased cash flow because as the pension fund grows so do the reserve requirements imposed on the mandatory investments. After June 30, 1995, AFPs must invest their reserves in shares of the pension funds they manage. Until 1994 these investments were maintained in debt and equity securities that had been classified as investment grade for pension funds.

     In the past, an additional source of revenues for AFPs including Provida, were rebates received from life and disability insurance contracts. "See Item 4 Information on Provida--Business Overview--Life and Disability.", while the casualty rate of the client portfolio was lower than the provisional premium paid monthly to the insurance company. Rebates had the most significant effect on operating revenues in the first quarter of the year, which is when the insurance companies make partial settlements on the most recent contracts, in the event that the casualty rate is lower than the provisional rate paid by the AFP. Given that the rebates are calculated on an annual basis for six years, each year can reflect the cumulative impact of several prior contracts as well as the current contract. In addition to the rebate system, Provida's insurance contracts stipulate that the insurance companies must pay Provida a monthly interest payment in the first and fourth quarters of each year. These payments are recognized on monthly basis according to accrual criteria. These revenues are accounted as other operating income in the case of older contracts than the current one, and are deducted from the insurance cost in the case of the current contract. The monthly interest payments are calculated by applying an interest rate, previously specified in each contract, multiplied by the difference between (i) the sum of the premiums paid to insurance companies plus all losses stemmed from Provida's client portfolio and (ii) rebates received or paid by Provida during the contract period. The monthly interest payment compensates Provida for the float that insurance companies enjoy on the premium amounts that are not used to cover casualties.

     The most significant components of Provida's operating expenses are personnel remuneration, of both administrative and sales staff, administrative expenses and the cost of life and disability insurance. Provida believes that it is the most cost efficient provider of services in the AFP industry, presenting the lowest administrative cost per contributor since its creation. However, Provida, like the other AFPs in the industry, was subject in the past to increasing sales cost pressures as a result of the high level of competition reflected in aggressive commercial campaigns to reach leading market share. This increasing trend stopped at the end of 1997, after a new regulation environment reinforced by the change in AFPs competitive strategies. In fact, regulations introduced by SAFP (Circulars 998 and 999) in November 1997 effectively reduced the number of salespeople and the number of transfers in the industry, which is reflected by the sales expense comparisons between the last four fiscal years and the preceding period. In the current context, the AFP competitive strategy is more focused on fee competition that on commercial efforts. Even though new products are being allowed, mainly multiple funds and voluntary pension savings, management believes that commercial efforts are going to be only one of the competitive issues in future periods, and not the only one.

     The life and disability insurance cost has become a very important component of Provida's operating expenses during the recent years due to increase in the client portfolio casualty rate, as demonstrated in 2001, 2002 and 2003 figures, due to (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates and pension funds returns that have implied a rise in the economic value of the casualties. In this aspect, it has to be stressed that Provida established a strategy to reduce the impact of casualty rate on its results. This strategy consists of maintaining higher control of the number of cases included in the insurance company's technical reserve and the careful analysis of cases presented to the Medical Commission.

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

     The following table sets forth the composition of Provida's operating revenues and expenses for the periods indicated:

                                                    For the Twelve Months Ended December 31,
                                                    ------------------------------------------
                                                        2001          2002          2003
                                                    ------------------------------------------
REVENUES:
Fee income.........................................     90.2%         90.1%         87.8%
Gain on mandatory investments......................     6.2%          4.6%           8.6%
Other operating revenues...........................     1.1%          2.5%           1.0%
Rebates on life and disability insurance...........     2.5%          2.8%           2.7%
                                                    ------------------------------------------
TOTAL OPERATING REVENUES                               100.0%        100.0%        100.0%

                                                    For the Twelve Months Ended December 31,
                                                    ------------------------------------------
                                                        2001          2002          2003
                                                    ------------------------------------------
EXPENSES:
Administrative personnel remuneration..............     25.3%         23.3%         19.0%
Sales personnel remuneration.......................     12.3%         11.0%         10.7%
Directors' remuneration............................     0.3%          0.2%           0.1%
Marketing expense..................................     1.4%          1.0%           0.8%
Data processing expense............................     1.0%          1.1%           0.9%
Administrative expense.............................     9.9%          11.1%         11.4%
Depreciation.......................................     2.1%          2.4%           1.9%
Other operating expenses...........................     1.8%          2.2%           2.1%
Life and disability insurance......................     46.0%         47.8%         53.2%
                                                    ------------------------------------------
TOTAL OPERATING EXPENSES                               100.0%        100.0%        100.0%

     The following table sets forth-certain additional monthly average information relating to the operations of Provida for the periods indicated:


                                                    ----------------------------------------
                                                                Monthly Averages
                                                    ----------------------------------------
                                                        2001          2002          2003
                                                    ----------------------------------------
Number of cotizantes (1)..........................   1,353,242      1,441,684     1,413,179
Administrative employees..........................
                                                        1,219           1,130         1,064
Sales personnel...................................
                                                          739             673           634

----------------
(1) Source:  SAFP


                         OPERATING RESULTS FOR THE YEARS
                        ENDED DECEMBER 31, 2003 AND 2002

     Operating Revenues

     Operating Revenues rose by 7.4% from Ch$106,375 million for Fiscal Year 2002 to Ch$114,297 million for Fiscal Year 2003, due to an increase of Ch$4,394 million (4.6%) in fee income and Ch$4,899 million (99.8%) in gains on mandatory investments.

     This 4.6% increase in fee income from Ch$95,852 million for Fiscal Year 2002 to Ch$100,246 million for Fiscal Year 2003, primarily due to higher collection levels during the period (a 3.6% growth in real terms). Likewise, fees regarding APV administration and programmed withdrawals implied higher revenues than in previous year of Ch$29 million

(14.9%) and Ch$39 million (4.9%) respectively. In addition, there was an increase in commissions for mandatory contributions of Ch$4,326 million (a 4.6% increase over 2002) due to fewer affiliate transfers and increased new affiliations, as well as a lower unemployment rate (an average of 8.5% in 2003 versus 9.0% in 2002). As far as number of clients is concerned, BBVA Provida has maintained its leading position with market shares over 40% during all the period, in which the average number of contributors reached to 1,413,179.

     Gains on Mandatory Investments increased by 99.8% from Ch$4,907 million in Fiscal Year 2002 to Ch$9,806 in Fiscal Year 2003. This is due principally to the implementation of the multiple funds, the recovery of the stock market both in Chile and abroad and to positive return shown by the long term fixed income portfolio; partly offset by the effect of the appreciation of the Chilean peso respect to US dollar in the period. In Chile the market indicators reflected the increase (IPSA +48.5%, IGPA +46.2%) as well as foreign markets (Dow Jones +25.3%, Nasdaq +50.0%, MSCI US Value +31.0%, MSCI Europe ex UK +39.6%, Nikkei +37.7%, AC Far East ex Japan +40.8%). Consequently, average weighted nominal return of funds reached 12.27% in 2003, comparing favorably to 6.51% recorded in 2002.

     Other Operating Revenues in Fiscal Year 2003 decreased by 24.4% or Ch$1,371 million compared to Fiscal Year 2002, due to minor rebates stemming from previous L&D Insurance contracts for a sum of Ch$1,874 million, partially offset by the increase recorded in revenues for services rendered to AFC (Unemployment Fund Administrator) for Ch$518 million.

     Operating Expenses

     Total Operating Expenses increased 19.1% from Ch$70,595 million for Fiscal Year 2002 to Ch$84,101 million for Fiscal year 2003, including expenses of Ch$426 million stemming from consolidation of AFP Genesis, Ecuador and AFP Porvenir of the Dominican Republic.With respect to its Chilean operations, the Company recorded higher expenses Ch$13,080 due to higher casualty rate provisions throughout the industry, and to the application of even more conservative criteria established by the Authority in early 2004.

     Administrative Personnel Remuneration for Fiscal Year 2003 reached Ch$15,958 million, decreasing 2.9% or Ch$477 million with respect to Fiscal Year 2002, which after excluding the effect of consolidating foreign subsidiaries (higher expenses for Ch$158 million), would have shown a decrease of Ch$635 million (4.0%). However, savings in remuneration were partially offset by higher expenses for severance payments regarding staff reductions and the recording of higher seniority benefits, due to change of criteria that consist on accrued proportion of service years and not only when seniority stage was reached. The average number of administrative personnel fell from 1,130 in 2002 to 1,064 in 2003, representing a drop of 5.9%. By comparing figures at the close of 2002 and 2003, reduction of workers reached 7.2% from 1,119 in December 2002 to 1,038 in December 2003.

     Sales Personnel Remuneration increased 15.5% from Ch$7,792 million for Fiscal Year 2002 to Ch$8,999 million for Fiscal Year 2003 mainly due to higher local fees and benefits granted to sales staff for transfers (18.8% higher than the previous year). The above is the result of a more aggressive commercial strategy arising from the Multiple Funds implementation and its consequent effect over competitiveness in APV plans. In terms of net salary transfers among AFPs, production levels achieved by BBVA Provida sale-force resulted in nearly no transfers in 2002 to positive net transfers close to Ch$7,000 million in salaries, in spite of commercial staff reductions. The average number of sales agents fell a 5.7% from 673 in Fiscal Year 2002 to 634 in fiscal year 2003. By comparing figures at the end of each period for 2002 and 2003, sales force diminished 4.1% from 652 to 625 sales agents, respectively.

     Life and disability (L&D) insurance cost increased from Ch$33,730 million in Fiscal Year 2002 to Ch$44,700 million in Fiscal Year 2003, representing an increase of Ch$10,970 million or 32.5% over the previous year. Behind the higher cost of L&D Insurance are, on one hand, the upward trend in the casualty rate of client's portfolio, evidencing a higher frequency of the benefit's applications by affiliates as well as lower interest rates that resulted in higher economic value of said casualties.

     As discussed under Critical Accounting Policies above, during 2003 there was a change in criteria used to establish accounting provisions in connection with the casualty rate due to instructions from the Superintendency of Pension Fund Administrator. Therefore, at the close of the period the Company made provisions for 100% of the Insurance Company's balance up to January 2004.

     Likewise, the criterion applied until November 2003 as was informed to the Authority, consisted in monthly recording for all contracts, of the accrued proportion obtained from the unfavorable difference for the implicit casualty rate in the estimation of pre-settlement payments, recorded in results as insurance cost and as a provision account in liabilities. At the moment of knowing exactly the amount of settlements or pre-settlements, these provisions were used, adjusting in that month the difference for deficit or surplus of provisions. The effect of reimbursement on results was accounted 12 month prior to make the settlement, affecting 9 out of 12 months of the previous period, and 3 out of 12 months of the year in which the payment is made. Therefore, the last twelfth corresponded to the month of pre-settlements and settlements payments to the insurance company.

     The application of the aforementioned instruction implied a review of constituted provisions, which led to an adjustment of Ch$6,724 million as an increase in provisions for a higher casualty rate, affecting both results of the year and of previous periods for Ch$5,614 million net of taxes, according to the analysis approved by the Authority. See Note 40 of Consolidated Financial Statements.

     Furthermore, as the new August 2003-December 2004 contract came into effect whose first pre-settlement will take place in March 2005, the Company decided to strengthen its conservative criterion used to account for the casualty rate. The latter, through the application of the accrued criterion with respect to the projected casualty rate in the contract during its 17-month coverage period, in order to maintain an adequate correlation between revenues and expenses recognized monthly. This criterion that could not be applied previously since there were not reasonable evidence that allowed an adequate forecast capacity of the casualty rate, would imply that 100% provisions will be completed in December 2004 for the payment that will take place in March 2005 as required by the Authority. Consequently, over the total client salary base expected for the contract, it has been monthly accounted (at a rate of 1/17) an additional provision over the temporary premium associated to a higher casualty rate estimated for the contract. The latter is subject to periodic review according to the monthly balances given by the insurance company, adjusted by for increases from the initial projections. Since at the end of 2003, the new contract was in effect for five months, the impact of provisions recognized with respect to the August 2003/December 2004 contract reached an amount of Ch$2,707 million.

     The remaining operating expenses increased by 14.3% or Ch$1,806 million from Ch$12,638 million for Fiscal Year 2002 to Ch$14,444 million for Fiscal Year 2003. This increase is due to (i) higher administration expenses (Ch$1,705 million) associated with launching the Multiple Funds that correspond fundamentally to communications for clients (mailing services) as requested by the Authority and expenses related to funds administration, (ii) costs associated to the externalization of collection process to improve service quality at agencies aimed at maintaining portfolios' fidelity and at the same time reducing associated expenses and (iii) expenses related to technological and operating support services to the AFC, which has hiring temporary workers.

     Operating Income

     Consequently and in spite of the favorable evolution of both fee income and gains on mandatory investments, higher operating expenses resulted in a decrease in the operating income of Ch$5,584 million or 15.6% from Ch$35,780 million for Fiscal Year 2002 to Ch$30,196 million to Fiscal Year 2003.

     Non-operating income (expenses) net

     Non-operating income (expenses) net registered a significant increase from an income of Ch$1,916 million in Fiscal Year 2002 to an income of Ch$9,942 million in Fiscal Year 2003, representing a favorable variation of Ch$8,182 million. This increase was principally due to income obtained from the sale of AFPC Porvenir in Colombia recognized as non-operating revenues Ch$8,026 million (not considering associated taxes).

     Furthermore, the price level restatement results evolved favorably from a loss of Ch$1,928 million in Fiscal Year 2002 to a gain of Ch$214 million to Fiscal Year 2003, representing a positive deviation of Ch$2,142 million. Of such deviation, Ch$1,009 million stems from the fact that inflation applied over the Company's non-monetary net liability exposure was 1.0% as compared to 3.0% applied in 2002 which also affected the lower growth showed by UF and therefore, in a lower negative result in price level restatement associated with debt denominated in that currency. The remaining difference is related to profits obtained by exchange rate according to the distribution of dividends by subsidiaries and the release of patrimony reserves associated with the sale of the 20% AFPC Porvenir (Colombia) stake.

     The results of Affiliated Companies diminished from Ch$9,809 million in Fiscal Year 2002 to Ch$7,004 million in Fiscal Year 2003. This Ch$2,805 million decrease (28.6%) regarding foreign affiliates is explained by the appreciation of the Chilean peso with respect to dollar (17.4% in 12 months) in recording gains obtained by these subsidiaries. Another factor contributing to the above, is the negative evolution recorded by AFORE Bancomer, Mexico basically generated by the depreciation of the local currency with respect o dollar (10.0%), and the sale of AFPC Porvenir Colombia which ended a recurrent average net contribution of US$196,000 per month. Regarding local affiliates, two affiliates -AFC and PreviRed.com- together recorded a higher loss of Ch$328 million.

     Income Taxes

     Income taxes increased from Ch$3,501 million in Fiscal Year 2002 to Ch$8,133 million to Fiscal Year 2003, a higher tax expense of Ch$4,632 million (132.3%). This is due to the tax associated with the sale of the stake in AFPC Porvenir in Colombia in September, for an amount of Ch$3,794 million and to an increase in the. tax rate from 16.0% in 2002 to 16.5% in 2003.

     Extraordinary items

     There were no extraordinary item in Fiscal Year 2002 nor in Fiscal Year 2003 record balance in the Extraordinary Item account.

     Effect of accounting change

     In Fiscal Year 2003 there were no accounting changes that affect the comparison of financial statements with respect to Fiscal Year 2002.

     Net Income

     Net Income decreased from Ch$34,195 million for Fiscal Year 2002 to Ch$32,005 million for Fiscal Year 2003, representing a real decrease of 6.4% or Ch$2,190 million.


        OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

     Operating revenues

     Operating revenues increased 3.1% from Ch$103,185 million for Fiscal Year 2001 to Ch$106,375 million for Fiscal Year 2002, due to increases of 3.0% (Ch$2,772 million) in fee income and 53.4% (Ch$1,956 million) in other operating revenues.

     The 3.0% increase in fee income, from Ch$93,080 million for Fiscal Year 2001 to Ch$95,852 million for Fiscal Year 2002, is explained by higher collections recorded during the period due to an increase in the average number of contributors, from 1,353,242 for Fiscal Year 2001 to 1,441,684 for Fiscal Year 2002. The above is the result of the successful commercial strategy of BBVA Provida on attracting new affiliations, and as it has been occurring throughout the industry during the year, an improvement in contribution density. In figures the average ratio contributors to affiliates for BBVA Provida increased from 52.3% in 2001 to 54.1% in 2002. Additionally, regarding to unemployment level, the average rate in 2002 was 9.0%, compared favorably to the figure registered last year that reached 9.2%.

     The increment of 53,4% in other operating revenues from Ch$3,660 in the fiscal year 2001 to Ch$5,616 in the fiscal year 2002, is mainly explained by (i) higher rebates and financial revenues stemming from previous L&D Insurance Contracts for Ch$448 million, (ii) revenues stemmed from AFC annual fee (Administradora de Fondos de Cesantia) in connection of rendering of technological support given by BBVA Provida for Ch$218 million and (iii) higher revenues for Ch$1,372 million generated by 100% of AFP Genesis, Ecuador consolidation.

     Gains on Mandatory Investments in Fiscal Year 2002 decrease 23.9% or $1,538 million regarding fiscal year 2001 as a consequence of a drop in domestic equities as well as international markets which partially overshadowed the positive contribution of the local fixed income stemming from Central Bank's easing up on monetary policy reflected in successive interest rate reductions during the period. As a result, the pension funds return amounted to 6.51% in nominal terms in 2002 which compares unfavorably respect to the 9.46% obtained in 2001.

     Operating expenses

     Total operating expenses decreased 4.2%, from Ch$73,677 million for Fiscal Year 2001 to Ch$70,595 million for Fiscal Year 2002. This result is mainly due to important savings achieved in both administrative and sales force remunerations and additionally lower marketing expenses sustained by no recurrence of the extraordinary effects during 2001 (advertising campaign and change of corporate image), partially offset by the increase in the life and disability insurance cost and higher administrative expenses.

     Administrative personnel remuneration, for Fiscal Year 2002 amounted to Ch$16,435 million, representing a decrease of 12.0% or Ch$2,238 with respect to Fiscal Year 2001. This favorable result is mainly due to the implementation at the end of 2001, of special retirement and pre-retirement plans, resulting in a lower average staff number compared 2001 and implying lower expenses related to wages and other benefits for administrative personnel as well as minor severance payments caused by structural staff adjustments. In figures, the average number of administrative staff dropped from 1,219 employees in 2001 to 1,130 in 2002 representing a drop of 7.3%. Comparing the year-end figures of years 2001 and 2002, the reduction in employees was 6.8% from 1,201 to 1,119.

     Remuneration of sales personnel decreased by 14.1%, from Ch$9,069 million for Fiscal Year 2001 to Ch$7,792 million for Fiscal Year 2002. This result mainly originated by adjustments in the sales force during 2001, based on less commercial activity expectations, situation that was evidenced in 2002. Therefore, and considering that during the year there were no significant adjustments in sales staff, savings in severance payments were recorded as well as capitalization of savings stemmed from lower sales personnel (wages and personnel benefits) and less commercial activity which generated minor commercial incentives. The average number of sales agents decreased 8.9% from 739 in Fiscal Year 2001 to 673 in Fiscal Year 2002,. Comparing the year-end figures of 2001 and 2002, the sales force decreased a 2.0% from 665 to 652 employees.

     Life and disability insurance cost decreased slightly from Ch$33,880 million for Fiscal Year 2001 to Ch$33,730 million for Fiscal Year 2002, representing a drop of Ch$150 million or 0.4% over the previous year. This result stemmed from the growth registered in the client salary base and its subsequent higher provisional premium payments, as well as, higher provisions originated by the increment in casualty rate in client's portfolio throughout the industry. The latter has been affected by the local unemployment rate and awareness by affiliates about benefits that affects the number of benefit appliances, as well as the lower trend evidenced by interest rates and the return of pension funds that increased the economic value of casualties. Considering the above, BBVA Provida continues its strategy intended to control the effects of a higher casualty rate; which involves measures within the Company and with third parties (Insurance Company and Medical Commission).

     The remaining operating expenses increased by 4.8%, or Ch$583 million, from Ch$12,055 million for Fiscal Year 2001 to Ch$12,638 million for Fiscal Year 2002. The principal component of Ch$600 million arose from higher administration expenses negatively affected by new business start up in 2002 basically related to the campaign made through Association of AFP in order to promote voluntary pension savings start up, as well as outsourcing for the rendering of technical and operational support to AFC and higher payments on account of a license referred to BBVA Provida International due to the increase in its taxable capital. Another factor affecting this item is disability qualification expenses for Ch$226 millions aimed at controlling the impact of casualties in the insurance cost and administrative expenses partially offset by lower commercialization expenses of Ch$326 million during this period, due to the corporate change image that took place in 2001.

     Operating income

     Consequently, due to favorable evolution of both operating revenues and operating expenses, the operating income increased by Ch$6,272 million, or 21.3%, from Ch$29,508 million for Fiscal Year 2001 to Ch$35,780 million for Fiscal Year 2002.

     Non-operating income (expenses) net

     Non-operating income (expenses) net decreased from a gain of Ch$11,098 million for Fiscal Year 2001 to a gain of Ch$1,916 million for Fiscal Year 2002, representing an unfavorable variation of Ch$9,182 million. However, the non-operating income as of December 2001 includes the sale of AFORE Profuturo, which had zero effect on the results including the respective income tax, therefore, once the financial impacts of the transactions are isolated, the adjusted deviation non-operating income is reduced to Ch$777 million. This result is explained by lower earnings obtained in affiliated companies basically originated by exchange effects and losses for start up process of local companies and higher losses in price level restatement due to in 2001 it was recorded a positive and extraordinary effect of Provida Internacional dollarization in 2001.

     Regarding to the transactions in Mexico, it should be reminded that the sale of AFORE Profuturo generated the following effects: a gain of Ch$26,443 million recorded as other non-operating income, a release of shareholders equity reserves due to foreign exchange effect related to this investment amounted to Ch$1,822 million recorded as a gain in price level restatement and the corresponding transaction taxes of Ch$8,405. Therefore, the net proceed of the transaction was Ch$19,860 million fully destined to amortize a significant portion of goodwill generated by AFORE Bancomer acquisition.

     The result in Affiliated Companies decreased from Ch$10,608 million in Fiscal Year 2001 to Ch$9,809 million in Fiscal Year 2002. This Ch$799 million (7.5%) decrease is originated partially by local affiliated companies (PreviRed.com and AFC) still record losses, registering a negative variation of Ch$437 million. Regarding affiliated companies abroad, they recorded lower results for Ch$362 mainly originated by lower earnings recorded by AFPC Porvenir, Colombia of Ch$1,025 million stemming from depreciation of the local currency respect to US dollar in the year. On the other hand, the sale of the stake in AFORE Profuturo, Mexico in March 2001 since its benefits are not being accounted for from that date on, implied lower income for BBVA Provida of Ch$550 million. Although, it has to be stressed that the higher benefits stemmed from AFORE Bancomer, Mexico of Ch$1,148 million, more than compensate that lower income, generating a net earning of Ch$598 million from the investment in this country. Additionally, in September 2001, Provida Internacional completed its 100% stake of AFP Genesis consolidating its results, and its net income is not considered in this item.

     The price-level restatement results evolved unfavorably, from a gain of Ch$2,384 million in Fiscal Year 2001 to a loss of Ch$1,787 million in Fiscal Year 2002, representing a negative deviation of Ch$4,171 million. The latter due to year 2001 considers the extraordinary effect of Provida Internacional dollarization and the sale AFORE Profuturo, therefore isolating that effect the deviation is reduced to Ch$116 million originated by the increase in BBVA Provida's net passive exposure.

     Regarding to the exchange difference registered during the year, the loss decreased from Ch$917 million in 2001 to Ch$141 million en 2002, basically as a cause that in 2001 an extraordinary loss was registered stemming from the hedge passive conversion regarding to AFORE Profuturo investment, while in 2002 the loss is related to forward contracts valorization.

     Income taxes

     Income taxes decreased from Ch$12,399 million in the fiscal year 2001 (which includes Ch$8,405 million associated with 20% tax retention in December 2001 in connection to AFORE Profuturo sale) to Ch$3,501 million in fiscal year 2002, showing a lower expense of Ch$8,898 million (71.8%). Adjusting 2001 due to tax generated by Profuturo sale, lower expenses for Ch$493 million is registered in 2002, which is backed up in tax credits stemming from dividends in affiliated companies abroad and the favorable effect of the tax base review made in the period.

     Extraordinary items

     By request of the AFPs, the Superintendency of AFPs modified the regulation of deferred tax accounting of gains on mandatory investments in December 2001. The modifications allows the gains to be recognized at their present value, considering that it is doubtful that an AFP would sell its shares and consequently recognize the earnings. Therefore, this modification meant a retroactive recognition of Ch$2,295 million accumulated since January 2001 that was accounted for as an extraordinary item, generating a lower gain in respect to that amount in 2002 compared to 2001.

     Effect of accounting change

     During the period, there were no changes in accounting policies regarding the previous year that might affect the interpretation of these consolidated financial statements.

     Net income

     Net income increased from Ch$30,502 million for Fiscal Year 2001 to Ch$34,195 million for Fiscal Year 2002. The real growth of 12.1%, or Ch$3,693 million, mainly backed up in good results obtained in fee income and other operating revenues, as well as lower administrative and sale personnel remuneration and marketing and financial expenses; more than offsetting the market evolution negative impact on gains in mandatory investments, as well as the client portfolio casualty rate that generated a higher cost in life and disability insurance.

     Impact of Inflation and Price-Level Restatement

     BBVA Provida is required under Chilean GAAP to restate non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean peso. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Notes 1 and 31 of the Audited Consolidated Financial Statements.

     Non-monetary assets and liabilities are generally restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

     For practical reasons, the price-level restatement of trading securities is not accounted separately from the gain or loss on such securities because it has just been included. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price-level restatement on trading securities had been accounted separately prior to restating trading securities to fair values.

     In terms of inflation impact in BBVA Provida's results, it produces losses as a consequence of the Company's net liability exposure.

     Otherwise, after BBVA Provida incurred US dollar-denominated long-term debt to finance the acquisition of AFP Union and Proteccion, other variables, such as movements in the foreign exchange rate, become relevant in terms of the definition of the price-level restatement account. In terms of existing assets, a natural hedge evolved from the foreign affiliate investments that for accounting purposes are denominated in dollars. Nevertheless, subsequent to the capital increase at the end of Fiscal Year 1999, BBVA Provida's borrowings were re-negotiated and the new obligations were re-denominated in UF.

     Additionally, in the Fiscal Year 2001 an extraordinary gain was perceived due to Provida International's change in its functional currency from the Chilean peso to US dollar starting on January 1st, considering that most of its operations are controlled in that currency.

     The following table sets forth the calculation of the net effect resulting from the changes in the purchasing power of the Chilean peso:

                                                                     --------------------------------------
                                                                       As of, and for the Twelve Months
                                                                              ended, December 31,
                                                                     --------------------------------------
                                                                         (in million of constant Ch$)
                                                                        2001         2002         2003
                                                                     --------------------------------------
Shareholders' equity..............................................      4,226        4,309        1,919
Current assets....................................................      (248)         (1)
Other assets......................................................     (4,968)      (2,927)      (1,189)
Premises and equipment............................................      (936)        (903)        (300)
Liabilities.......................................................      (972)         601          288
Accumulated depreciation..........................................       171          176           57
Profit and loss accounts..........................................       404          689           3
Net loss from changes in the purchasing power of the currency.....     (2,323)       1,944         788
                                                                       =======       =====         ===

     Liquidity and Capital Resources

     BBVA Provida's working capital requirements have historically been funded with internally-generated cash flows and short-term sources such as available lines of credit, considering that BBVA Provida's cash flow from operations, mainly from fees paid by its affiliates, is significant and sufficient to cover the core business needs. As a consequence, BBVA Provida has historically paid a significant portion of its income as dividends, even though they are limited according to the long-term investment decisions. See Item 8. "Financial Information -- Dividends Policy". Management believes that the Company's cash flow generated by operations, cash balances, and available lines of credit will enable it to finance its working capital.

     BBVA Provida's long-term investments have been financed by long-term sources, basically bank debt, capital increases and retained earnings.

     Until Fiscal Year 2000, Provida incurred significant capital expenditures related to merger and acquisitions process and foreign affiliates investments, while starting Fiscal Years 2001 this trend has diminished. Since then, investments have benn mainly related mainly related to the purchase of the additional 75% stake in AFP Genesis in Ecuador, the acquisition of 100% interest of AFP Porvenir in the Dominican Republic and investments in properties and equipment. "See Item 4. -Information on BBVA Provida- Capital Expenditures and Divestitures".

     BBVA Provida also has had to build additional reserves as its assets under management have increased, translating into higher mandatory investments. "See
Item 4. Information on BBVA Provida." As of December 31, 2003, the amount of such reserves had increased 42.4% in the last four years due to mandatory contributions of affiliates and the pension funds' returns. BBVA Provida expects these reserves to increase in the future as a result of further increases in funds invested by affiliates in the Pension Funds and their respective returns.

     During 2002, BBVA Provida made paid-in capital contributions in two of its local subsidiaries, financed with internally generated funds. These capital contributions were (i) the incorporation of the unemployment insurance management company in which BBVA Provida has a 37.8% interest and (ii) PreviRed.com based on the company's needs and in order to maintain BBVA Provida's 37.8% interest. Additionally and because these companies are in their start-up process, during 2003 and the first quarter of 2004, BBVA Provida made new capital contributions. Management expects that additional investment will be necessary in the short term, which are expected to be financed by internal resources.

     In the case of foreign affiliates, the main source of financing was shareholders' equity. In fact, the recent acquisition of the AFP Porvenir (the Dominican Republic) was financed by proceeds from the sale of AFPC Porvenir (Colombia). Regarding future projects abroad, BBVA Provida together with BBVA Group will participate as a shareholder in those investments that do not alter the Company's financial status. Consequently, BBVA Provida will act as a consultant to local AFPs in those countries with large pension markets, where it will expect to generate consulting fees. In countries with smaller pension markets, BBVA Provida will actively seek new investments in local AFPs.

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

-------------------------------------------------------------------------------------------
                                              Less than                              After
(in million of constant Ch$)        Total       1 year    1-3 years    4-5 years    5 years
-------------------------------------------------------------------------------------------
Contractual Obligations
Operating leases ........         1,524,897     112,318     973,400      16,398     422,782
Unconditional purchase
  obligation.............            13,963       2,327       4,654       4,654       2,327
Other long term
  obligation ............           268,201      44,700      89,400      89,400      44,700
-------------------------------------------------------------------------------------------
Total contractual cash
  obligations ...........         1,807,061     159,345   1,067,455     110,452     469,809
===========================================================================================

Commercial Commitments
Syndicated loan - Local
  banks .................             5,076       3,384       1,692
BBVA Pensiones Chile S.A.             3,045       3,045
Banks overdrafts ........            95,449      15,908      31,816      31,816      15,908
Lease contracts .........               822          68         135         135         484
-------------------------------------------------------------------------------------------
Total commercial commitments        104,392      22,404      33,643      31,951      16,393
===========================================================================================

     The Company's operating leases are basically related to branch offices, none of them representing a material amount.

     Unconditional purchase obligations are related to permanent service contracts. Since most of them are connected with the Company's level of activity, it is expected that the minimum commitment for this concept would be the same as for 2003. See Note 32 of Consolidated Financial Statements.

     BBVA Provida's most material contractual obligation (registered under "Other long term obligation") stems from the life and disability insurance policy signed with the BBVA Seguros de Vida S.A. Since premiums are related to fee levels charged to contributors and the casualty rate of the Company's client portfolio, it has been presumed that these premiums are going to remain at least at 2003 levels. See Note 8 of Consolidated Financial Statements.

     BBVA Provida's BBVA commercial commitments are basically connected with long term obligations aimed at financing mergers and acquisitions of other AFPS during years 1998 and 1999. See Notes 16 and 17 of Consolidated Financial Statements.

     Although the long-term debt has covenants, whose non-fulfillment could accelerate the integral payment of the obligations, management believes that the transactions, which originated them, are going to permit the full payment of the debt and the fulfillment of the related requirements. The covenants related to the long-term obligations according to the figures at December 31,2003 are as follows:


DATA INFORMATION FOR CONVENANTS
1.-     Consolidated Financial Debt                                 Ch$ Million           US$ Million
        Current Liabilities
        Bank and financial institutions borrowings                    19,312                 32.52
    (+) Public borrowings                                                -                     -
    (+) Due to related companies                                       3,066                 5.16
    (+) Accounts payable and sundry creditors                            -                     -
        Long-term Liabilities
        Bank and financial institutions borrowings                     1,692                 2.85
    (+) Public borrowings                                                -                     -
    (+) Due to related companies                                         -                     -
    (+) Accounts payable and sundry creditors                           71                   0.12

        Total Consolidated Financial Debt                             24,141                 40.66

2.-     Net Shareholder's Equity                                    Ch$ Million           US$ Million

        Total Shareholder's Equity                                   172,812               291.03
    (-) Net Income                                                   (32,005)               (53.90)
    (+) Provisional Dividends                                          7,928                 13.35

        Net Shareholder's Equity                                      148,735               250.48

3.-     EBITDA                                                      Ch$ Million           US$ Million

        Income before taxes                                           40,139                 67.6
    (-) Depreciation                                                   1,574                 2.65
    (-) Amortization of goodwill                                       4,993                 8.41
    (-) Interest expenses                                              1,359                 2.29

        EBITDA                                                        48,066                 80.95


COVENANTS                                                              Ratio                 Limit

    1.- Consolidated Financial Debt / Net Shareholder's Equity         0.16                 < 1.75
    2.- Consolidated Financial Debt / EBITDA                           0.50                 < 3.75
    3.- EBITDA / Interest expenses                                     35.36                > 2.75
    4.- Net Shareholder's Equity (US$ Million)                          250                 >  150

     In operating terms, BBVA Provida's cash flow obtains its main source of revenues from fees charged to its contributors, which are destined to pay
(i) remuneration of adminstrative and sales personnel, (ii) administrative expenses in relation to its line of business as an administrator of pension funds, and (iii) premiums to provide life and disability benefits. The Company operationally generates cash flows surplus. In financial terms, this surplus is used to pay dividends in accordance with the policy established during recent years at 80% of the Company's net income. Also, resources have been destined to pay long-term debts that were used in mergers and acquisitions at the end of 1998 and 1999.

     Regarding investments, the main recurrent requirement is the mandatory investment constitution equivalent to 1% of the administered funds which experienced an annual growth by both mandatory contributions made by contributors of the Company's portfolio and new participants who affiliate or transfer to AFP Provida. In addition to the above, are investments in local and foreign affiliates carried out in recent years which have been financed by the Company's own sources.

     Off-balance Sheet Arrangements

     Finally, it should be mentioned that there are no off-balance sheet arrangements that could have a material in BBVA Provida's results.

     U.S. GAAP Reconciliation

     The adjustments made under U.S. GAAP for deferred taxes in order to conform to the Statement of Financial Accounting Standards Number 109 "Accounting for Income Taxes" lowered net income for Fiscal Years 2001, 2002 and 2003 by Ch$1,127 million (3.7%), Ch$581 million (1.7%) and Ch$658 million (2.1%), respectively.

     In addition, the adjustments made under U.S. GAAP for the amortization of acquisition costs of initial affiliates of investees did not have any effect in Provida's net income in Fiscal Years 2001, 2002 and 2003.

     The conversion adjustments of foreign affiliates lowered net income for Fiscal Years 2001, 2002 and 2003 by Ch$2,790 million (9.1%), Ch$2,855 million (8.3%) and Ch$2,734 million (8.5%), respectively.

     Consequently, Provida's net income under Chilean GAAP was Ch$30,502 million for Fiscal Year 2001, Ch$34,195 million for Fiscal Year 2002 and Ch$32,005 million for Fiscal Year 2003 as compared to net income under U.S. GAAP of Ch$45,090 million for Fiscal Year 2001, Ch$31,749 million for Fiscal Year 2002 and Ch$28,114 million for Fiscal Year 2003. Net income under U.S. GAAP 47.8% higher than under Chilean GAAP in 2001, 7.2% lower than under Chilean GAAP 2002 and 12.2% lower than under Chilean GAAP 2003, respectively.

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

     Net equity under Chilean GAAP as of December 31, 2001, 2002 and 2003 was Ch$162,087 million, Ch$173,052 million and Ch$172,182 million, respectively, as compared to net equity under U.S. GAAP as of December 31, 2001, 2002 and 2003 of Ch$164,093 million, Ch$174,789 million and Ch$169,476 million, respectively (or 1.2% higher, 1.0% higher and 1.9% lower, under U.S. GAAP than under Chilean
GAAP).

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

     Pursuant to Chilean GAAP, the Company's financial statements recognize the effects of the application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. An accommodation has been made by U.S. Securities Exchange Commission permitting Chilean registrants to not include or the effect of any differences between Technical Bulletin No. 64 and SFAS No. 52 in respect of investments in unstable countries in the reconciliation to US GAAP.

Item 6.   Directors, Senior Management and Employees

     BBVA Provida's current Directors and Executive Officers are as follows:

                                                                        Current Position        Term of
Directors *                                        Position                Held Since         Expiration
-------------------------------------------------------------------------------------------------------------
Antonio Martinez-Jorquera Lloveras       Chairman of the Board of             2002               2004
                                         Directors
Miguel Angel Poduje Sapiain              Vice-Chairman                        1999               2004
Julio Gilsanz Arrola                     Director                             2002               2004
Jesus Maria de las Fuentes Arrambarri    Director                             1999               2004
Fernando Leniz Cerda                     Director                             1997               2004
Jose Maria Ayala Vargas                  Director                             2003               2004
Alberto Pulido Cruz                      Director                             1999               2004


                                                                                  Current
                                                                               Position Held      Term of
Executive Officers (*)                             Position                        Since        Expiration
-------------------------------------------------------------------------------------------------------------
Gustavo Alcalde Lemarie (**)      Chief Executive Officer                           1996            N/A
Juan Carlos Reyes  Madriaza(**)   Chief Operation Officer                           1998            N/A
Joaquin Cortez Huerta (**)        Chief Investment Officer                          1996            N/A
Carlo Ljubetic  Rich (**)         Chief Commercial Officer                          2000            N/A
Gonzalo Pizarro Sironvalle (**)   Human Resources Manager                           2003            N/A
Maria Paz Yanez Macias            Planning & Control Division Manager               2002            N/A
Gabriel Galaz Gonzalez            Accounting & Consolidation Division Manager       2002            N/A
Arnaldo Eyzaguirre Miranda        Auditor                                           2003            N/A
Andres Veszpremy Schilling(**)    General Counsel                                   2002            N/A

----------------
(* ) None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(**) Members of Management Committee of the Company.

     Directors

     Antonio Martinez Jorquera is the Chairman of the Board and has been a Director of BBVA Provida since 2002. He received a degree in law and economics from the University of Deusto in San Sebastian, Spain.

     Miguel Angel Poduje is the Vice-Chairman of the Board and has been a Director of BBVA Provida since 1999. He received his law degree from the Catholic University of Chile. Mr. Poduje is also a Director of Provida International S.A. and of Consorcio Periodistico de Chile S.A. ("COPESA"). Additionally, he is the President of the Directorship of Andres Bello University and law professor of such university.

     Julio Gilsanz has been a Director of BBVA Provida since 2002. He received a law and economics degree from the Deusto University, San Sebastian in Spain.

     Jesus Maria de las Fuentes has been a Director of BBVA Provida since 1999. He received an industrial engineering degree from the High Engineer Academy of Bilbao in Spain. He has served BBV in Mexico and as Director of Instituciones Bancarias Internacionales del Area America Centro-Sur ("International Banking Institutions, Central and South America Area").

     Fernando Leniz has been a Director of BBVA Provida since 1997. He obtained a civil engineering degree from the University of Chile. He is a Director of several companies such as Banmedica, Compania Sudamericana de Vapores, Sintex and Cintra. He is a former Minister of the Economy.

     Jose Maria Ayala has been a Director of BBVA Provida since 2003. He obtained his law degree from the University of Barcelona, Spain.

     Alberto Pulido has been a Director of BBVA Provida since 1999. He received a law degree from the Catholic University of Chile. He is a partner at Philippi, Yrarrazaval, Pulido & Brunner law firm. Mr. Pulido is director of Scotiabank Sudamericano and Axa Seguros.

     The Extraordinary Shareholders Meeting held on April 30, 2002 approved an amendment of article 7th of BBVA Provida's Bylaws, in order to decrease the number of Board of Directors members from ten to eight. In the Extraordinary Shareholders Meeting held on April 30, 2004, another amendment of BBVA Provida's Bylaws was approved, decreasing the number of Board of Directors members from eight to seven.

Executive Officers

     Gustavo Alcalde has been Chief Executive Officer since 1996. He received his commercial engineering degree from the University of Chile.

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

     Gonzalo Pizarro has been Human Resources Manager since 2003. He received an industrial engineering degree from the Catholic University of Chile.

     Arnaldo Eyzaguirre has been the auditor in charge of the Audit Division since 2003. He received commercial engineering degree from the Metropolitan Technological University of Chile and his Public Accountant-Auditor degree from the Central University of Chile.

     Maria Paz Yanez has been Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

     Gabriel Galaz has been Accounting & Consolidation Division Manager since 2002. He is a university graduate in mathematics and physics from the University of Santiago of Chile.

     Andres Vezspremy has been General Counsel since 2002. He received a law degree from University of Chile and a Master of Laws in International Legal Studies from the Washington College of Law in the United States of America.

     Compensation of Directors and Officers

     In 2003, the total compensation paid to each director of BBVA Provida was as follows:

                                 (in Thousands of Constant $Ch as of December 31, 2003)
                                 --------------------------------------------------------
                                    Per Diem             Fees *                   Total
                                 --------------------------------------------------------
Directors
Miguel Angel Poduje Sapiain          31,091                   0                   31,091
Fernando Leniz Cerda                 15,918               2,173                   18,091
Maximo Pacheco Matte (**)            15,546                   0                   15,546
Alberto Pulido Cruz                  15,918               2,654                   18,572
Total                                78,473               4,828                   83,301

(*) Fees received by participation in the Directors Committee.
(**) At January 27,2004, in the Borad Meeting was informed that mister Maximo Pacheco Matte has presented the resignation to his director position for professional reasons.

     The aggregate amount of compensation paid by BBVA Provida to all Directors in Fiscal Year 2003 was Ch$83 million, including the fees of Ch$5 million received by the directors members of the Directors Committee. The aggregate compensation of BBVA Provida's executive staff during Fiscal Year 2003, including 24 managers (area and division) and 33 department chiefs, was Ch$2,562 million in addition to bonus for results for Ch$833 million, totaling Ch$3,395 million.

     Severance payments made during 2003 to all executives who left the Company, including those who opted for retirement plan offered to all employees at the end of 2002, reached Ch$142 million. The plan aforesaid was on an extraordinary and voluntary basis and in line with the Company's administration emphasis on the administrative structure efficiency.

     The plan of variable incentives known as "Direction Oriented to Results"
(DOR) has been in force which was implemented, first for managers during the year 2000 and extended to department chiefs in 2001. This evaluation system is focused on the employees' reaching previously defined objectives during the period. DOR is composed mainly of three aspects: achievements of goals established in numerical terms (figures); achievements of goals not established in numerical terms, but related to tasks and responsibilities and finally, discretionary evaluation aimed at reinforcing aspects in terms of efforts and external environmental factors which can affect worker's performance.

     Board Practices

     BBVA is administered by its Board of Directors which in conformity with the current Company's by-laws, comprises seven members who are elected in the annual ordinary shareholders' meeting for a two-years term. Cumulative voting is permitted for the election of Directors.

     The current Directors will hold their positions until the ordinary shareholders' meeting to be celebrated in the first four months of 2006. The Board of Directors meets once a month.

     There are not Service Contracts of Directors with the Company or with any of its subsidiaries to provide benefits upon termination of employment.

     Directors Committee

     With respect to the Law No. 19,705 passed in December 2001 which regulates public share offers and establishes regulations on interest conflicts; and Circular 1,526 of February 2001, issued by the SVS, the concept "Directors Committee" was created. At the Board of Directors' meeting held on May 29, 2001 BBVA Provida elected the members for its first committee to start on that date. This committee assumed functions developed by the old Audit Committee. Currently in the Board of Directors' meeting held on May 18, 2004, and since the Board's renewal occurred in the Ordinary Shareholder's Meeting carried out on April 30, 2004 the Board of Directors was renewed. The new members comprised the following: Mr. Fernando Leniz as President, Mr.Alberto Pulido and Mr. Jesus Maria de las Fuentes. The current members will hold their positions until the Board of Directors' renewal.

     The Directors Committee analyze reports of internal and external auditors, as the case may be, the balance sheet and other financial statements submitted by the Company's administrators or disbursing officers to the shareholders; and renders an opinion on them prior to be presented to the shareholders for approval. The Directory Committee also proposes external auditors and private risk rating agencies, if is pertinent to the Board of Directors, proposal that is submitted in the respective shareholders' meeting. In the event of disagreement with the Directors Committee, the Board of Directors may propose its own suggestion and both may be submitted for consideration at the shareholders' meeting. Finally, the Directory Committee analyzes the information related to transactions with related parties, making a report on such transactions that is submitted to the Board of Directors for consideration at the moment of making decisions on said transactions.

     Employees

     The following chart sets forth BBVA Provida's organizational structure and related numbers of employees for major operating areas as of March 31, 2004:

     Total number of employees as of March 31, 2004: 1,619


                              BOARD OF DIRECTORS
                                   Chairman
                                   7 members
          DIRECTORS COMMITTEE          |
                Chairman      - - - - -|
               3 members               |
                                    GENERAL
                                    MANAGER
                                      (4)
                  DIVISION             |                DIVISION
              LEGAL ADVISORY  - - - - -|- - - - -  PLANNING & CONTROL
                    (4)                |                   (7)
                                       |
                  DIVISION             |                DIVISION
                 CONTROLLER   - - - - -|- - - - -   HUMAN RESOURCES
                     (9)               |                  (24)
                                       |
            - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           |                   |                  |                    |
       DIVISION               AREA         AREA INVESTMENTS    AREA OPERATIONS
ACCOUNT & CONSOLIDATION     MARKETING            (20)                (352)
         (59)                (1,140)


     The daily operations of BBVA Provida are supervised by the general manager, who is the Chief Executive Officer. The General Counsel, Auditor, Human Resources, Planning & Control and Accounting & Consolidation Managers and three Area Managers of BBVa Provida report directly to the General Manager. The Area Managers or Officers are: (i) the Chief Commercial Officer, (ii) the Chief Investment Officer, and (iii) the Chief Operation Officer. The Chief Executive Officer, the three Area Officers, the Human Resources Manager and the General Counsel are members of the Management Committee. Although each of these persons manages a distinct area or division of BBVA Provida, they coordinate many of their day-to-day activities. BBVA Provida's executive officers are appointed by the Board of Directors and hold office at its discretion. BBVA Provida believes it has one of the most experienced senior management teams in the AFP industry.

     As of December 31, 2003 BBVA Provida had 1,663 employees: 625 employees, were members of the sales force representing 38% of its total staff. As of December 31, 2002, BBVA Provida had 1,771 employees, of which 652 employees were members of the sales force, representing 37% of its total staff. As of December 31, 2001, BBVA Provida had 1,866 employees, of which 665 were members of the sales force, representing 36% of its total staff.

     Labor Unions. BBVA Provida has good relations with its employees and its labor unions, and has never experienced a strike or walk out.

     BBVA Provida's workers are represented by two labor unions. El Sindicato No. 1 de Trabajadores de AFP Provida S.A. ("Sindicato No. 1"). El Sindicato No. 1 was established in 1986 and is the oldest one. At December 31, 2003 its membership constituted 41.57% of labor force, of which 573 were sales agents and the rest corresponded to administrative staff.

The second labor union, El Sindicato No. 2 of AFP Provida's workers ("Sindicato No. 2) was established in 1997 and represents only administrative employees. At December 31, 2003 its members represent 32.67% of the Company's employees.

     Both Labor Unions, Sindicato No.1 and Sindicato No.2, presented its collective bargaining agreement on October 1, 2002, which is effective from that date onwards and expires on January 31, 2005 and on December 31, 2004 respectively, therefore at the end of 2004 or before, we should have a new bargaining. It should be pointed out that bargaining agreement's terms are applied to both union workers and non-union workers.


     Item 7. Major Shareholders and Transactions with Related Parties

     The Administradora de Fondos de Pensiones Provida S.A. is a publicly traded Corporation with an equity divided into 331,316,623 common stocks of only series, nominative cases and without nominal value; instrument that grants such right of vote to each one of the shareholders. Since July 1, 1999, BBVA Provida is controlled by its principal shareholder BBVA Pensiones Chile S.A., with a participation of 51.619% in the capital stock, which is indirectly wholly owned by Banco Bilbao Vizcaya Argentaria.S.A. The balance of the subscribed and paid shares is distributed among small local and foreign investors including Directors and Executive Officers of BBVA Provida with an individual participation lower than 1%.

     At December 31, 2003, shares were distributed as it follows:



                                             Number of  Common
                                                 Shares of          Percentage
Name of Shareholder                              Stock Owned         Ownership
--------------------------------------------------------------------------------
BBVA Pensiones Chile S.A.(1).............       171,023,573           51.619%
The Bank of New York (2).................        79,401,165           23.965%
Directors y Executive Officers ..........           148,213            0.045%

----------------

(1) Corporation constituted in Chile whose major shareholder is Banco Bilbao Vizcaya Argentaria - Spain.

(2)  Depositary Bank of A.D.S acting Banco de Chile as a custodian.

     The shares registered on behalf of Directors and Executives are the following:

                                                           Number of Shares
                                                              of Common
Name of Shareholder                            Position      Stock Owned
--------------------------------------------------------------------------------
Miguel Angel Poduje Sapiain................    Director          5,250
Juan Carlos Reyes M. and spouse ...........     Officer         87,499
Carlo Ljubetic Rich........................     Officer         28,589
Mario Picero Castro........................     Manager          1,905
Gabriel Galaz Gonzalez.....................     Manager          9,000
Roberto Vaccaro Yob........................     Manager          5,000
Julio Cesar Gonzalez Opazo.................     Manager          9,000
Pablo Aichele Germani......................     Manager          1,970

     Related Party Transactions

     Article 89 of the Chilean Corporation Law requires that a Chilean company's transactions with related parties be on a market basis or in similar terms to those usually prevailing in the market. Directors and executive officers breaching Article 89 are liable for losses resulting from such breach. Furthermore, the Chilean Corporate Law - Article 44-provides that any transaction, in which a Director has a personal interest or is acting on behalf of a third party, may be approved only when the Board of Directors has been informed of this fact, and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the Company's shareholders in the next Shareholders' meeting. Breaching 44 Article may result in administrative or criminal penalties and public liability to the Company, shareholders or third parties that may have losses as a result of such breach. In certain circumstances, BBVA Provida has entered into transactions with related parties or with entities that have relationship with certain of its Directors All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Corporate Law.

     During the last three years, BBVA Provida has entered into transactions with companies under common ownership, including BBVA Pensiones Chile S.A., BBVA Chile S.A., BBVA Corredores de Bolsa S.A., BBVA Compania de Seguros de Vida S.A., Sociedad Administradora de Fondos de Cesantia de Chile S.A. y Servicios de Administracion Previsional S.A.

     The acquisition of AFP Proteccion paid through Provida's assumption of BBVA Pensiones Chile S.A. pre-existing debt (previously Corp Group Pensiones), resulted in financial expenses for BBVA Provida for Ch$1,072 million in Fiscal Year 2001; Ch$501 million in Fiscal Year 2002, Ch$158 million in Fiscal Year 2003 and Ch$36 million in the first quarter of Fiscal Year 2004. Additionally, BBVA Provida received Ch$35 million during Fiscal Year 2001; Ch$58 million during Fiscal Year 2002, Ch$78 million during Fiscal Year 2003 and Ch$30 million in the first quarter of Fiscal Year 2004 on account of lease to BBVA Pensiones Chile S.A., which is BBVA Provida's main shareholder.

     In year 2003, BBVA Provida subscribed lease contracts with BBVA Chile S.A. ("BBVA Banco"), receiving Ch$516 million and paying Ch$162 million for this concept. During first quarter of Fiscal Year 2004, BBVA Provida received Ch$230 million and payed Ch$72 million. The BBVA Group is the main shareholder either BBVA Provida or BBVA, Chile S.A.

     Additionally, BBVA Provida received financial services from BBVA Banco's subsidiary, BBVA Corredores de Bolsa S.A. In Fiscal Years 2001, 2002 and 2003, BBVA Corredores de Bolsa S.A. rendered services to Provida at a cost of Ch$61 million, Ch$56 million and Ch$48 million, respectively. In the first quarter of Fiscal Year 2004, this cost was Ch$14 million.

     BBVA Compania de Seguros de Vida S.A. was awarded the bidding of BBVA Provida's life and disability insurance for a coverage period of 17 months (August 2003-Decembre 2004). This contract has implied a total cost of Ch$14,412 million in 2003, of which Ch$177 million correspond to fixed premium, Ch$11,528 million to provisory premium and the remaining Ch$2,707 million to higher casualty provision. In the first quarter of Fiscal Year 2004, this cost was Ch$9,898 million of which Ch$109 million correspond to fixed premium, Ch$6,964 million to provisory premium and the remaining

Ch$2,825 million to higher casualty provision. The BBVA Group is the main shareholder either BBVA Provida or BBVA Compania de Seguros de Vida S.A.

     In March 2002, BBVA Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 38.2% equity interest. As per this Agreement Provida loaned to PreviRed.com UF12,852 (approximately US$364,000), with a monthly interest to be established on the basis of the average of the last 5 days of the corresponding month of the TIP (Average Interest Rate), as informed by the Central Bank for non-index loans with maturity between 30 and 89 days. In Fiscal Year 2003, this loan has generated revenues for Ch$12 million to BBVA Provida and Ch$3 million in the first quarter of Fiscal Year 2004. Such contract expired on December 31, 2003 and was renewed until March 31, 2005. Additionally, in Fiscal Years 2001, 2002 and 2003, PreviRed.com rendered electronic collection services to BBVA Provida at a cost of Ch$0.3 million, Ch$4 million and Ch$18 million, respectively, while in the first quarter of Fiscal Year 2004, this cost ascends to Ch$1 million.

     In April 2002, Provida granted a joint and indivisible guarantee for UF226,800 (approximately US$6.4 million) on the account of Sociedad Administradora de Fondos de Cesantia de Chile S.A. ("AFC"), a company in which BBVA Provida has a 38.5% equity interest intended to this entity obtains secure bank bonds to guarantee obligations while the Mandatory Unemployment Insurance is implemented. Additionally, BBVA Provida was awarded the technical service contract to AFC for an amount of US$3,850,000, for 10 years, providing technological support. In October of the same year having returned bank bonds previously mentioned, reason why the said guarantee was annulled, BBVA Provida granted a joint and indivisible guarantee for UF151,200 (approximately US$4.3 million) in favor of the AFC aimed at obtaining bank bonds guarantees to ensure loyal fulfillment of the contract. In Fiscal Years 2002 and 2003 BBVA Provida perceived revenues from the rendered services aforementioned of Ch$218 million and Ch$491 million, respectively and Ch$64 million in the first quarter of Fiscal Year 2004. Additionally, in Fiscal Year 2003, BBVA received revenues for Ch$246 million due to computer system sale and in the first quarter of Fiscal Year 2004, the Company perceived revenues for Ch$0.5 million stemming from technological support transfers.

     During year 2003, the Board of Directors approved the following operations with related parties, all of them are adjusted to similar conditions of equity to those ones usually prevailing in the market:

     - Several Property Rental Contracts to BBVA Banco for a total amount between UF 51,480 and UF 62,667 (approximately between US$1.5 and US$1.8 million) plus UF 236.

     - Several Property Rental Contracts from BBVA Banco for a total amount between UF 16,610 and UF 18,622 (approximately between US$470 and US$528 thousands) plus UF 94.

     - Collection Contract of pension contributions with BBVA Banco for a total amount of UF 0.022 per contribution payroll.

     - Pension Payment Contract with BBVA Banco for an amount of UF 0.0264 for cash or check pension payments.

     - Property Rental Contract to BBVA Pensiones Chile S.A. for an annual amount of UF 7,176 (approximately US$200,000).

     - Capital increase in "Servicios de Administracion Previsional S.A." (PreviRed.com) for an amount of Ch$491 million.

     - Capital increase in "Sociedad Administradora de Fondos de Cesantia de Chile S.A." (AFC) for an amount of UF 56,700 (approximately US$1.6 million).

     - Property Rental Contract to BBVA Banco for an annual amount of UF 7,176 (approximately US$200,000).

     - Amendment of Service Contract with PreviRed.com. The yearly amount to be paid to this entity is UF 2,778 plus Ch$32.5 per each password issuance.

     - Celebration of a test agreement with BBVA Banco of services related to payments and collection of mandatory, voluntary and delay contributions, in several branch offices for a monthly amount of Ch$2.5 million. The agreement expires on March 31, 2004.

     During the first months of 2004, the Board of Directors approved the following operations with related parties, all of them are adjusted to similar conditions of equity to those ones usually prevailing in the market:

     - Capital increase in "Servicios de Administracion Previsional S.A." (PreviRed.com) for an amount of Ch$429 million.

     - Contract of mercantile current account with "Servicios de Administracion Previsional S.A.", PreviRed.com for UF 25, 448 (approximately US$720 thousands).

     - Renewal of the mercantile current account contract until March 31, 2005 with "Servicios de Administracion Previsional S.A.", PreviRed.com for UF 12,852 (approximately US$364 thousand).

     - Extension of the test agreement period with BBVA Banco until June 30, 2004 through which BBVA provides services for different payments and receives mandatory and voluntary contributions or deposits for Ch$625 thousands for each office in which the service is granted.

     - Real state lease to BBVA Banco for an approximate annual rent of six thousand and nine hundred and two UF UF6,902 (approximately US$195 thousand) .Real state leases from BBVA, Chile for an approximate annual rent of six thousand and nine hundred sixty one UF 6,961 (approximately US$197 thousand).

     - Amendment of lease contract subscribed with BBVA, Chile, including an increase in the lease annual rent for one thousand one hundred and forty six UF approximately UF1,146 (approximately US$32 thousand).

     - Capital Increase in "Sociedad Administradora de Fondos de Cesantia de Chile S.A." (AFC), in UF 49,259 (approximately US$1.4 million).

                          Item 8. Financial Information

     Audited Consolidated Financial Statements

     See "Item 18. Financial Statements" for notes of audited and consolidated financial statements and other financial information filed with this annual report. BBVA Provida's Fiscal Year ends on December 31 of each year.

     Legal Proceedings

     BBVA Provida is subject to certain claims and is party to certain legal proceedings inherent to the normal course of its business. BBVA Provida does not believe that any liabilities related to such claims and proceedings, in the aggregate, are likely to have a materially adverse effect on its consolidated financial statements or in its operation's results.

     On April 28, 1993, the Company's Labor Union filed a suit before the courts to collect alleged differences in legal bonuses, alleging differences during 1990 and 1991 between legal gratuities and the Company's profit bonuses. The Supreme Court established that it be the difference between the profit bonuses paid by the Company and the 30% of net income minus 10% of paid-in capital. In the opinion of the Company's labor legal advisors, considering the amount paid to workers by BBVA Provida there should not be any material difference. BBVA Provida appealed before the Court of Appeals which is still pending.

     In April 1995, a new claim was filed for the same reasons regarding years1992 and 1993. The appealing sentence included the same arguments of the aforementioned suit. In March and April of 1997, similar suits were submitted with respect to years 1994 and 1995. Thereafter, in 1998, 1999, 2000 and 2003, six new suits were presented similar to the previous ones. In connection to 1998 and 1999 suits, they were rejected and the rest of the remaining lawsuits are still pending. According to the Company's legal advisors opinion, these lawsuits should not have material unfavorable effect on BBVA Provida's shareholders' equity or financial results.

     For the year ended December 31, 2003 there were 55 labor lawsuits presented by the Company's former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of Ch$557 million. However, according to the opinion of BBVA Provida's legal advisors, none of these lawsuits would have a material impact on the Company's financial results.

     The Chilean Tax Authority (Servicio de Impuestos Internos, "SII") notified all Pension Fund Administrators (BBVA Provida included) that refunds to foreign technicians under their pension funds are subject to withholding for income tax. Regarding BBVA Provida, the SII determined that it should have withheld an approximate amount of Ch$200 million. In BBVA Provida's opinion such pension funds refunds are not subject to income tax withholding and, in any case, BBVA Provida does not have the obligation to retain any tax for that concept.

     Dividend Policy

     At the ordinary shareholders' meeting in April 1999, a dividend policy was adopted that established the annual dividends payments equal to the legal minimum (30%) and not exceeding 80% of BBVA Provida's annual net income, in light of AFP Union's and Proteccion's acquisitions.

     One year later, at the ordinary shareholders' meeting in April 2000, a new dividend policy was adopted, calling for the payment of annual dividends equivalent to 50% of Provida's annual net income, in light of the partial prepayment of the debt it assumed to acquire the AFP Union and Proteccion with the proceeds of the capital increase made at the end of Fiscal Year 1999. At the ordinary shareholders' meeting in April 2001, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2001 ("Fiscal Year 2001") of not more than 70% of Provida's annual net income that was ratified in the shareholders' meeting in April 2001. In such meeting, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2002 ("Fiscal Year 2002") of not more than 80% of Provida's annual net income that was ratified in the shareholders' meeting in April 2003. In this shareholder's meeting, the Board of Directors informed its intention of paying annual dividends for the twelve months ended on December 31, 2003 ("Fiscal Year 2003") not exceeding 80% of BBVA Provida's net income, proposal that was ratified during the shareholders' meeting that took place on April 30, 2004. Finally, in such meeting, the Board of Directors informed its intention of paying annual dividends for 2004 period at levels of 90% of BBVA Provida's net income.

                  Dividends per share of each respective period
                        (in Ch$ as of December 31, 2003)

                                      1999    2000    2001    2002    2003
                                   --------------------------------------------
     Total dividend (1)......         22.63   48.93   70.89   82.94   77.28
     Dividend ratio (2)......          33%     50%     70%     80%     80%

     ----------------------------
     (1) The historical dividends per share were adjusted by the effective increase in the number of issued shares of Common Stock through the exchange of 15 new shares of Common Stock for each old one on August 25, 1999.

     (2)  Annual dividends for the corresponding annual net income.

                          Item 9. The Offer and Listing

     General

     The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Chilean government's policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile that are regulated by the SVS. Certain elements of Chile's stock markets, including pension fund investors, are highly regulated with respect to investment and remuneration criteria, even though Chile's stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information usage.

     History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares with 48 shareholders. As of December 31, 2003, 251 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange and accounts for approximately 86.7% of all equity traded in Chile. Approximately 12.8% of equity trading are conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses non-member of the Stock Exchange. The remaining 0.5% of equity is traded on the Valparaiso Stock Exchange.

     Equities, investment funds shares, fixed-income securities, short-term and money market securities, gold and US dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a future market with two instruments: US dollar futures and Selective Shares Price Index (the "IPSA") futures and, in 1994, a stock options market. Equities are traded through an electronic system called Telepregon that operates continuously from 9:30 to 16:30. The Electronic Stock Exchange of Chile operates continuously from 9:30 to 16:30 on each business day.

     There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (the "IGPA") and the Selective Share Price Index ("IPSA"). The IGPA is calculated using the prices of more than 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most traded stocks. Shares included in the IPSA are weighted according to the share's value traded and represent more than 60% of the entire market capitalization. Currently BBVA Provida's common stocks are included in the IGPA and the IPSA.

     The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

                                       Market            Annual Trading            IGPA            IPSA
            As of:               Capitalization (1)       Volume (1)(2)         Index (3)       Index (3)
----------------------------------------------------------------------------------------------------------
                                   (US$ billion)         (US$ million)
December 31, 1999..............         68.2                 6,601.2              105.41          124.94
December 31, 2000..............         60.4                 5,777.9              99.30           120.44
December 31, 2001..............         56.0                 4,110.7              110.08          131.40
December 31, 2002..............         48.1                 3,399.1              102.37          111.06
December 31, 2003..............         53.7                 7,544.2              149.62          164.90
----------------------------------------------------------------------------------------------------------

Source: Santiago Stock Exchange.

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.

(2)  Reflects annual trading volume.

(3)  Index base = 100 on December 31, 1996.

     Volatility

     The IPSA has increased at an annualized real rate of +3.85% (with a standard deviation of 27.3%) for the period between December 31, 1997 until December 31, 2003. During 2003, the IPSA grew by +46.9% in real terms. As the table below shows, swings in market performance are often dramatic and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

                                 Real Annual % Change in
Year                           IGPA Index        IPSA Index
-----------------------------------------------------------
1999.....................         40.5              39.8
2000.....................         (9.9)             (7.8)
2001.....................          8.0               6.3
2002.....................         (9.6)            (17.8)
2003.....................         44.6              46.9
-----------------------------------------------------------

----------------
Source: Santiago Stock Exchange.

     Liquidity

     As of December 31, 2002 and 2003, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$48.1 billion and US$53.7 billion, respectively. The ten companies with largest equity on the Santiago Stock Exchange represented approximately 51% and 48% of the IPSA index market capitalization, in 2002 and 2003 respectively. The average monthly trading volumes for the years ended December 31, 2002 and 2003 were US$283 million and US$628 million, respectively.

     Foreign Ownership

     Foreign investment in Chile is governed by Decree Law No. 600 and by the Central Bank Act. See "Item 10. Additional Information--Exchange Controls." Until May 2000, it was not possible to remit capital outside Chile less than one year from the date of investment if it was governed either by Decree Law No. 600 or by the Central Bank Act, although earnings could be remitted at any time. The Central Bank during its meeting held on May 11, 2000, decided to finish this restriction on capital outflows. Capital and earnings, however, must be remitted through the Formal Exchange Market.

     Notwithstanding the above, an investment in Chilean shares by foreigners through an ADS program is regulated by the Central Bank Act and by Chapter XXVI, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed on April 2001, it is still applicable for foreign investment contracts executed before that date. See Item 10.

     Foreign capital investment funds ("FCIF") are ruled by Law No. 18,657 and are permitted to receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in the case capital may not be remitted earlier than five years after the investment is made, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of shares of a specific company, although this might be increased if the company issues new shares. Furthermore, no more than 10% of an FCIF's assets may be invested in a specific company's stock, and no more than 25% of the current outstanding shares of any listed company may be owned by FCIFs, taken together.

     Market Information

     Since November 16, 1994, BBVA Provida's American Depositary Shares (the "ADSs") have been listed on the New York Stock Exchange under the symbol "PVD". Until August 25, 1999, each ADS represented one Common Stock, while after the increase in BBVA Provida's paid-in capital it became to represent fifteen shares of Common Stock. Until February 7, 1996, the ADSs were guarded by The Chase Manhattan Bank N.A. as depositary (the "Depositary"). Since that date, BBVA Provida's ADSs have been guarded by the Bank of New York as the successor depositary (the "Successor Depositary"). In addition to approximately 24.69% of the common stock held by the Depositary, at December 31, 2003 approximately 48.68% of BBVA Provida's outstanding capital stock were held by shareholders other than the principal shareholder.

     The common stocks are currently traded on the Santiago Stock Exchange, Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange (BEC). In Fiscal Year 2003, the Santiago Stock Exchange accounted for approximately 86.70% of the trading volume of the shares of common stocks in Chile, while the Valparaiso Stock Exchange accounted for 0.49% and the Chilean Electronic Stock Exchange accounted for 12.81%. BBVA Provida estimates that during 2003, its common stocks were traded on approximately 94% of the trading days on the Santiago Stock Exchange y BEC 59.6%.

     The table below shows, for the periods indicated, the quarterly high and low closing prices in pesos of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange (each ADS represents fifteen shares). See "Presentation of Information" for the exchange rates applicable during the periods set forth below.

                           Santiago Stock Exchange              NYSE

                              Ch$ per share (1)            US$ per ADS(2)
                              -----------------            --------------

--------------------------------------------------------------------------------
         Period               High          Low          High          Low
--------------------------------------------------------------------------------
1999
1st Quarter.............      613.33        400.00        18.75       12.38
2nd Quarter.............      800.00        613.33        23.19       19.19
3rd Quarter.............      833.33        690.00        24.44       20.06
4th Quarter.............      770.00        620.00        21.50       16.94
2000
1st Quarter.............      771.00        670.00        21.56       19.50
2nd Quarter ............      736.10        690.00        21.75       19.50
3rd Quarter ............      815.00        735.00        21.50       19.88
4th Quarter ............      810.00        770.00        21.25       20.02
2001
1st Quarter.............      965.00        780.00        24.45       20.40
2nd Quarter ............    1,005.00        920.00        24.45       22.64
3rd Quarter ............    1,220.00      1,000.00        27.16       22.70
4th Quarter ............    1,170.00      1,050.00        27.50       23.34
2002
1st Quarter.............    1,175.00      1,005.00        26.61       22.76
2nd Quarter ............    1,130.00      1,015.00        25.10       22.54
3rd Quarter ............    1,110.00        980.00        22.84       20.16
4th Quarter ............    1,115.00      1,035.00        23.80       22.09
2003
1st Quarter.............    1,130.00      1,090.00        23.09       21.62
2nd Quarter ............    1,190.00      1,085.00        25.00       22.30
3rd Quarter ............    1,150.00      1,090.00        25.07       23.67
4th Quarter ............    1,120.00      1,033.00        28.21       24.88
2004
1st Quarter.............    1,185.00      1,050.00        29.48       26.80
January.................    1,100.00      1,050.00        28.49       26.84
February ...............    1,130.00      1,050.00        28.94       26.80
March ..................    1,185.00      1,030.00        29.48       28.05
April...................    1,201.00      1,159.00        29.95       27.75
May.....................    1,235.00      1,150.00        28.10       26.76

Source: Santiago Stock Exchange-Official Quotations Bulletin.

(1) Pesos per share reflect the nominal closing price at the trade date. The historical closing prices were adjusted by the effective increase in the number of issued shares of common stock through the exchange of 15 new shares of common stock for each old one on August 25, 1999.

(2)  Each ADS represents 15 shares.

     On May 31, 2004, the closing sales price for Provida's common stock shares in the Santiago Stock Exchange was Ch$1,150.0 per share of Common Stock or US$27.28 per ADS, considering that each ADS represented fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$632.32 = US$1.00 in the same date.

     On May 30, 2004 the closing sales price for the ADSs on the New York Stock Exchange was $26.82 per ADS.

     On March 31, 2004, the closing sales price for Provida's common stock shares in the Santiago Stock Exchange was Ch$1,174.3 per share of Common Stock or US$28.26 per ADS, considering that each ADS represented fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$623.21 = US$1.00 in the same date.

     On March 31, 2004 the closing sales price for the ADSs on the New York Stock Exchange was $28.50 per ADS.

     It is not possible for Provida to determine the proportion of ADSs beneficially owned by U.S. persons.

                         Item 10. Additional Information

     Memorandum and Articles of Association

     Organization and Register

     Provida is a Corporation organized under the Chilean laws. The Company's deed of incorporation was executed on March 3, 1981 and was inscribed in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The Company's by-laws were amended and restated at the shareholders' meeting held on April 23, 2000; furthermore, on April 27, 2001 they were amended again. Specifications of the amended and restated by-laws have been filed as an exhibit to this annual report.

     Purpose

     The Company's amended and restated by-laws ("Social by-laws") -Article 4-establishes its corporate purpose as it follows: "The Company exclusive purpose is (i) to manage the Pension Funds established by law (ii) to provide and administer the benefits established in the Decree Law 3,500 from 1980 and its amendments and those specifically authorized by other present or future legal dispositions; (iii) to constitute and/or participate, complementing its line of business in affiliate corporations pursuant to Article 23 and 23 bis of said Decree Law 3,500 (iv) to carry out activities authorized by law constituting and/or participating in affiliated companies or united corporations authorized by law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) constitute and/or participate in corporations constituted as securities custody companies referred to in Law 18,876".

     Board of Directors

     BBVA Provida's Management is vested in its Board of Directors. According to the Company's by laws, the Board of Directors comprises seven members, who may be reelected. They hold their positions for two years, after this time new elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings is full attendance of its members and all resolutions require unanimous approval.

     (a) There are no provisions in the Company's by-laws relating to the power of directors or officers to vote on a proposal in which there is o might be a conflict of interest. However under the Chilean law, the Board of Directors must decide previously whether a transaction fulfills to equity conditions similar to those currently effective in the market and if it is deemed impossible to determine those conditions, the Board may approve or reject the transaction or appoint two arbiters requesting to issue a report on that transaction. In the last case, Directors with interest shall be excluded from all the Board's decisions related to such transaction.

     (b) The aggregate compensation of the Board of directors is fixed at the ordinary shareholders' meeting.

     (c) There are no provisions in the Company's by-laws relating to borrowing powers of the directors.

     (d) There are no provisions in the Company's by-laws setting forth age limits or retirement requirements for directors and officers.

     (e) As per the Company's by-laws, Directors do not need to be Company's shareholders to be appointed.

     Shares

     The Company's share capital is divided into 331,316,623 ordinary shares of the same series. Each ordinary share entitles the holder thereof to one vote and to share in any distributions in proportion to the number of shares that they own. The Ordinary shares' holders have the right to subscribe for new shares that maybe issued by the Company from time to time in proportion to the shares they hold at the time of the increase.

     (a) There are no provisions in the by-laws setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. However, in accordance with the rule currently in force, if five years pass by since a dividend was available for a shareholder and it has not been charged it, the dividend will go to the Chilean Fire Department.

     (b) There are no provisions in the by-laws concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting.

     (c) All shares have the right to participate in the Company's net income. According to its by-laws, the Company is required to distribute annually a cash dividend to all shareholders in proportion to the shares of at least thirty-percent of each Fiscal Year's net income.

     (d) In case of liquidation that would be carried out by the SAFP, managed pension funds would also be liquidated. Pursuant to the law, all shares have the same right to be distributed with any surplus in case of the Company's liquidation after having settled all pending debts.

     (e)  There are no redemption provisions in the by-laws.

     (f)  There are no sinking fund provisions in the by-laws.

     (g) All Company's shares are issued and fully paid. Consequently, shareholders are not subject to further capital requirements.

     (h) There are no provisions in the Company's by-laws discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     In order to modify the shareholders' rights, by-laws must be amended to reflect such modification. By-laws can be amended only through a resolution passed at the extraordinary shareholders' meeting.

     According to by-laws, shareholders' meetings can be ordinary or extraordinary. The ordinary shareholders' meeting must take place within four months to the close of each Fiscal Year. Any other general shareholders' meeting is an extraordinary meeting. Generally, the Board of Directors calls the shareholders' meeting; however, it can be appointed by the SAFP, other institutions authorized by law or by shareholders representing at least 10% of the issued and fully paid shares. Notification of the meeting must be published in a newspaper of general circulation, in the domicile of the Company three times during three different days.

     The by-laws do not describe any limitation on the rights to own Company'shares.

     There are no provisions in the by-laws governing the ownership threshold above which shareholder ownership must be disclosed. Nevertheless, in accordance with the law if a controller shareholder had 66.66% of the capital stock of the society, he would be forced to make a public offering ("OPA") for the rest of shareholders, within a period and form established by law.

     There are no provisions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

     For a complete description of the Company's by-laws see Exhibit 2.

     Material Contracts

     BBVA Provida has not entered into any material contracts other than in the ordinary course of business.

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

     It was entered into a Foreign Investment Contract (the "Contract") among the Central Bank, BBVA Provida and the Depositary pursuant the Central Bank Act -Article 47- and Chapter XXVI -Compendium of Foreign Exchange Regulations- of the Central Bank ("Chapter XXVI"), which addressed the issuance of ADSs by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established in the former Compendium. Chapter XXVI has been repealed. Notwithstanding the aforementioned, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore for the purpose of the Contract, Chapter XXVI is still applicable.

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

     Chapter XXVI provided access to the Formal Exchange Market in relation to dividend payments qualified upon a company's certification to the Central Bank that such dividend payment has been made and any applicable tax has been withheld. The Chapter XXVI also provided access to the Formal Exchange Market in relation to the sale of withdrawn shares or its distributions thereon. This is conditional upon receipt by the Central Bank of certification from the Depositary that such shares were withdrawn in exchange for ADSs and receipt of a waiver benefit of the Foreign Investment Contract until such withdrawn shares were re-deposited.

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

     On July 3, 1995 the Central Bank modified regulations applicable to persons entering foreign currency into Chile aimed at acquiring Chilean pesos to purchase securities. Under these regulations such persons should (i) establish a non-interest bearing deposit with the Central Bank for a one-year term in an amount equal to 30% of foreign currency entered into Chile or (ii) pay an overcharge to the Central Bank at the moment foreign currency were converted into pesos for an amount equal to interest applied to such deposit at a rate of 12-months LIBOR plus 4% for one year. The Central Bank regulations did not apply to persons bringing foreign currency into Chile for the purpose of purchasing securities from the issuer thereof as part of a capital increase (primary offering) by the issuer. Effective September 17, 1998, this 30% withholding requirement was reduced to 0%. Finally, the Central Bank decided to eliminate this regulation.

     Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required the approval of the Central Bank based on a request presented through a banking institution established in Chile. The Foreign Investment Contract determines whether the Central Bank had not acted on such request within seven banking days, the request could be deemed approved.

     Under current Chilean law, the Foreign Investment Contract cannot be unilaterally modified by the Central Bank. However, no assurance can be given that additional Chilean restrictions applicable to ADS' holders on underlying shares' disposal or the repatriation of the proceeds from such disposition could not be imposed in the future, nor there can be any assessment of the duration or impact of such restrictions if they were imposed.

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

       Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

     BBVA Provida has been exposed to foreign exchange rate risks associated with underlying assets, liabilities and anticipated transactions. In these cases, Provida manages these risks using derivative financial instruments. These contracts are entered into with major high credit quality financial institutions, in accordance with procedures and within limits approved by senior management. Provida's policy is to use derivatives only for hedging its foreign exchange rate exposures.

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

     At December 31, 2003, Provida did not have commitments to repay debt in currencies other than UF or Chilean pesos.

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

Interest Rate Risk

     BBVA Provida is exposed to an interest rate risk due to the long-term debt taken to finance the acquisitions of two AFPs in previous years. These long-term obligations have an interest rate determined by the TAB rate (active banking rate) for 90-day indexed operations plus 0.75% per year. These debt obligations expose us to variability in interest payments due to changes in the TAB rate. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

     Management believes that the interest rate exposure is moderate considering that the long-term obligations assumed in order to finance the acquisitions are being paid for by the cash flows generated by both transactions and the maturity of the remaining debt is in the first quarter of 2005. Adding the above, it should be highlighted that Provida maintains a moderate leverage of 0.16.

Liquidity Risk

     BBVA Provida's liquidity requirements have historically been funded with internally-generated cash flows considering that the Company's cash flow from operations, mainly from fees paid by its affiliates, is significant and sufficient to cover the core business needs. Reflecting the above, Provida has historically paid a significant portion of its income as dividends, even though they are limited according to the long-term investment decisions. Additionally, Provida counts on other short-term sources such as available lines of credit.

Credit Risk

     BBVA Provida's main investment is the Mandatory Investment constituted by law and is equivalent to one percent (1%) of the Pension Funds under management, which should be maintained invested in shares of each kind of them.

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

                                     PART II

            Item 13. Defaults, Dividend Arrearages and Delinquencies

     To BBVA Provida's knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Provida or any of its subsidiaries.


    Item 14. Material Modifications to the Rights of Security Holders and Use
                               of Proceeds
     None.


                         Item 15. Control and Procedures


     As of December 31, 2003, BBVA Provida, under the supervision and with the participation of the BBVA Provida's management, including the Chief Executive Officer, our Planning and Control Officer and our Account and Consolidation Officer, performed an evaluation of the effectiveness of BBVA Provida's disclosure controls and procedures. BBVA Provida's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, BBVA Provida's Chief Executive Officer our Planning and Control Officer and our Account and Consolidation Officer concluded that BBVA Provida's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information BBVA Provida is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

     There has been no change in BBVA Provida's control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, BBVA Provida's internal control over financial reporting.


                                    Item 16.

     Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Mr. Fernando Leniz qualifies as an "audit committee financial expert" within the meaning of item 16A of Form 20-F under the Exchange Act".

     Item 16B. Code of Ethics

     The registrant has adopted a code of ethics that applies to BBVA Provida's principal executive officer, principal financial officer, principal accounting officer or controller, and to all persons performing functions of any kind as employees of BBVA Provida. Such document is called "Codigo de Conducta del Grupo BBVA" ("BBVA Group Code of Conduct"), and it applies to all officers and employees of all subsidiaries of the BBVA Group all over the world. A copy of the code will be provided to any person without charge upon request made in writing to: Corporate Secretary and General Counsel, Administradora de Fondos de Pensiones BBVA Provida S.A., Avenida Pedro de Valdivia 100, Santiago, Chile.


     Item 16C. Principal Accountant Fees and Services.

     Our principal auditors were chosen by the Shareholders in an Ordinary Shareholders Meeting on a proposal by the Directors Committee and the Board. The firm chosen was Deloitte & Touche, Sociedad de Auditores y Consultores Ltda.

The Board of the Directors has determined that Mr. Fernando Leniz, member of the Comite de Directores (Audit Committee) is a financial expert.

Audit and Non-AuditFees

     The following table sets forth the fees billed to us by our independent auditors, Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., during the fiscal years ended December 31, 2002 and 2003.

                                                          Year ended
                                                         December 31,
                                                        ----------------
              Ch$ million of 2003                       2002       2003
                                                        ----       ----
Audit fees..................................            47.7      75.8
Tax fees....................................             1.3      16.9
             Total fees.....................            49.0      92.7

Source: Internal Information




                                    PART III

                          Item 17. Financial Statements

     BBVA Provida's Audited Consolidated Financial Statements have been prepared in accordance with Item 18 thereof.

                          Item 18. Financial Statements

     Reference is made to Item 19 (a) for a list of all Audit Financial Statements filed with this form 20-F.

                            Item 19. Exhibits

(a) Index to Financial Statements

                                                                           Page

          Report of Independent Auditors in connection with the
          Consolidated Financial Statements as of and for the year ended
          December 31, 2003                                                 F-1

          Reports of Independent Auditors in connection with the
          Consolidated Financial Statements as of and for the years
          ended December 31, 2001 and 2002                                  F-2

          Consolidated Balance Sheets as of December 31, 2002 and 2003      F-3

          Consolidated Statements of Income for the years ended December
          31, 2001, 2002 and 2003                                           F-5

          Consolidated Statements of Cash Flows for the years ended
          December 31, 2001, 2002 and 2003                                  F-6

          Notes to the Consolidated Financial Statements                    F-8

(b)   Exhibit Index

Exhibit Number                           Description
--------------   --------------------------------------------------------------

      1.1        Amended Bylaws of A.F.P. Provida S.A. (English translation)
      8.1        List of Subsidiaries
     12.1        Form 302 Certification of the Chief Executive Officer
     12.2        Form 302 Certification of the Planning and Control Manager
     12.3        Form 302 Certification of the Accounting and Consolidation
                 Manger
     13.1        Form 906 Certification

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Administradora de Fondos de Pensiones Provida S.A.

                             By:    /s/ Gustavo Alcalde L.
                                  ---------------------------------------------
                                    Name:    Gustavo Alcalde L.
                                    Title:   Chief Executive Officer

Dated: June 30, 2004

Deloitte


                                       Deloitte & Touche
                                       Sociedad de Auditores y Consultores Ltda.
                                       RUT: 80.276.200-3
                                       Av. Providencia 1760
                                       Pisos 6, 7, 8 y 9
                                       Providencia, Santiago
                                       Chile
                                       Fono: (56-2) 270 3000
                                       Fax: (56-2) 374 9177
                                       e-mail: deloittechile@deloitte.com
                                       www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
  Administradora de Fondos de Pensiones Provida S.A.

We have audited the consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003 all expressed in millions of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

As discussed in Note 40 to the consolidated financial statements, the consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2002 included herein have been restated.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 42 to the consolidated financial statements.

As discussed in Note 42 to the consolidated financial statements, the information relating to the nature and effect of the differences between Chile GAAP and US GAAP has been restated for the years ended December 31, 2001 and 2002.

Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. o. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


/s/ Deloitte & Touche Sociedad de Auditores y Consultores Limitada

Santiago, Chile
January 27, 2004, except for Notes 40, 42 and 43
   as to which the date is June 25, 2004
                                                Una firma miembro de
                                                Deloitte Touche Tohmatsu

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003

                   (Restated for general price-level changes)

--------------------------------------------------------------------------------------------------------------------
                                                                                  As of December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                         2002           2003             2003
                                                                     (As restated                     (Note 2.p)
                                                                    - see Note 40)
                                                                         MCh$           MCh$            ThUS$
--------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash                                                                           796             960            1,617
Time deposits (Note 4)                                                         686             306              515
Marketable securities (Note 5)                                                 118              90              152
Receivables from Pension Fund                                                  428             162              273
Receivables from Insurance Companies (Note 8)                                  627           1,362            2,294
Receivables from the State (Note 8)                                             32             204              344
Receivables and notes due from related companies (Note 9)                      949             835            1,405
Fees receivable (Note 7)                                                     3,034           6,097           10,268
Miscellaneous Receivables, net (Note 10)                                     1,384           2,304            3,880
Accounts receivable                                                             57             111              187
Inventories                                                                     44              39               66
Recoverable Taxes, net  (Note 23)                                                -           1,632            2,748
Prepaid expenses (Note 11)                                                     398             134              226
Deferred Income Taxes (Note 23)                                              1,248             778            1,310
Other Current Assets (Note 12)                                                   1             152              256
--------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                         9,802          16,165           25,541
--------------------------------------------------------------------------------------------------------------------
Mandatory Investment
Mandatory Investment - Fund type A                                             848           3,564            6,002
Mandatory Investment - Fund type B                                           9,087          17,846           30,054
Mandatory Investment - Fund type C                                          59,073          52,868           89,033
Mandatory Investment - Fund type D                                           8,075          14,885           25,067
Mandatory Investment - Fund type E                                           3,105           3,090            5,204
--------------------------------------------------------------------------------------------------------------------
Total Mandatory Investment (Note 6)                                         80,188          92,253          155,360
--------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net
Land                                                                         4,745           4,746            7,993
Buildings and Infrastructure                                                17,204          17,217           28,995
Equipment, furniture and fixtures                                            2,591           2,720            4,581
Other Fixed Assets                                                           7,025           9,300           15,662
(Less) Accumulated Depreciation                                             (7,685)         (8,166)         (13,752)
--------------------------------------------------------------------------------------------------------------------
Total Property, Plant and Equipment, net (Note 13)                          23,880          25,817           43,479
--------------------------------------------------------------------------------------------------------------------
Other Assets
Investment in related companies (Note 14)                                   22,532          14,425           24,293
Goodwill, net (Note 14)                                                     82,021          82,107          138,274
Receivable and notes due from related companies (Note 9)                         -             374              630
Other Assets (Note 15)                                                       1,028           1,276            2,149
--------------------------------------------------------------------------------------------------------------------
Total Other Assets                                                         105,581          98,182          165,346
--------------------------------------------------------------------------------------------------------------------
Total Assets                                                               219,451         231,418          389,726
--------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
--------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003

                   (Restated for general price-level changes)

-----------------------------------------------------------------------------------------------------------------------
                                                                                     As of December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                            2002            2003            2003
                                                                       (As restated -                    (Note 2.p)
                                                                        see Note 40)
-----------------------------------------------------------------------------------------------------------------------
                                                                            MCh$            MCh$           ThUS$
-----------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Obligations with banks and financial institutions (Note 16)                      8,815         19,313           32,524
Dividends payable                                                                  174            268              451
Accounts payable                                                                 1,789          1,822            3,069
Miscellaneous creditors                                                              -            182              307
Notes and accounts due to related companies (Note 17)                            5,944          3,066            5,163
Accounts payable to National Health Fund (Note 18)                                 158            508              856
Pensions payable                                                                    65             90              152
Collections to be cleared (Note 8)                                                  73             52               88
Accounts payable to insurance companies (Note 8)                                   784            952            1,603
Accrued expenses (Note 20)                                                      12,894         20,665           34,801
Withholdings (Note 19)                                                           1,397          1,846            3,109
Withholdings from pensioners (Note 18)                                           1,020          1,185            1,996
Income tax (Note 23)                                                             1,678              -                -
Other current liabilities (Note 21)                                                 91            175              295
-----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                       34,882         50,124           84,414
-----------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
Obligations with banks and financial institutions (Note 16)                      5,074          1,692            2,850
Notes payable                                                                        -             72              121
Notes and accounts due to related companies (Note 17)                            3,043              -                -
Long - term provisions (Note 20)                                                     -          2,707            4,559
Long-term deferred taxes (Note 23)                                               2,376          3,101            5,222
Other long-term liabilities (Note 22)                                            1,024            910            1,533
-----------------------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities (Note 24)                                           11,517          8,482           14,285
-----------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 35)
-----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Paid-in Capital                                                                 84,438         84,438          142,199
Additional Paid-in Capital                                                         121            121              204
Other reserves                                                                   4,967         (1,601)          (2,696)
Retained  earnings                                                              83,526         89,854          151,320
-----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity (Note 25)                                           173,052        172,812          291,027
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                     219,451        231,418          389,726
-----------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
-----------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                   (Restated for general price-level changes)


---------------------------------------------------------------------------------------------------------------------------
                                                                              For the years ended December 31,
                                                                        2001          2002        2003          2003
                                                                   (As restated  (As restated                (Note 2.p)
                                                                    - see Note    - see Note
                                                                        40)           40)
---------------------------------------------------------------------------------------------------------------------------
                                                                        MCh$          MCh$        MCh$          ThUS$
---------------------------------------------------------------------------------------------------------------------------
Operating Revenues:
Fee income (Note 7)                                                        93,080       95,852     100,246         168,821
Gain on mandatory investments (Note 6)                                      6,445        4,907       9,806          16,514
Other operating revenues (Note 26)                                          3,660        5,616       4,245           7,149
---------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                                  103,185      106,375     114,297         192,484
---------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
Administrative personnel payroll expenses                                 (18,673)     (16,435)    (15,958)        (26,874)
Sales personnel payroll expenses                                           (9,069)      (7,792)     (8,999)        (15,155)
Directors' fees (Note 28)                                                    (190)        (118)        (83)           (140)
Selling and marketing expenses                                             (1,030)        (704)       (717)         (1,207)
Data processing expenses                                                     (723)        (744)       (763)         (1,285)
Administrative expenses                                                    (7,269)      (7,869)     (9,574)        (16,123)
Depreciation                                                               (1,550)      (1,684)     (1,575)         (2,652)
Life and disability insurance premium expenses
   (Note 8) (restated)                                                    (33,880)     (33,730)    (44,700)        (75,278)
Other operating expenses (Note 30)                                         (1,293)      (1,519)     (1,732)         (2,917)
---------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                                  (73,677)     (70,595)    (84,101)       (141,631)
---------------------------------------------------------------------------------------------------------------------------
Net Operating Income                                                       29,508       35,780      30,196          50,853
---------------------------------------------------------------------------------------------------------------------------
Non-Operating Income (Expenses):
Gain (loss) on financial investments                                          107          176          55              93
Equity participation income of related companies (Note 14)                 10,608        9,809       7,004          11,795
Amortization of goodwill                                                  (24,945)      (4,979)     (4,993)         (8,409)
Other non-operating income (Note 27)                                       27,102          650       9,572          16,120
Interest expenses (Note 29)                                                (3,008)      (1,512)     (1,360)         (2,290)
Other non-operating expenses (Note 30)                                       (233)        (300)       (550)           (926)
Price-level restatement, net (Note 31)                                      2,384       (1,787)       (778)         (1,310)
Foreign exchange gain (loss)                                                (917)        (141)         992           1,670
---------------------------------------------------------------------------------------------------------------------------
Net Non-Operating Income (Expenses)                                        11,098        1,916       9,942          16,743
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                 40,606       37,696      40,138          67,596
---------------------------------------------------------------------------------------------------------------------------
Extraordinary items                                                         2,295      -            -             -
---------------------------------------------------------------------------------------------------------------------------
Income Taxes (Note 23)                                                    (12,399)      (3,501)     (8,133)        (13,697)
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 30,502       34,195      32,005          53,899
---------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   (Restated for general price-level changes)


-------------------------------------------------------------------------------------------------------------------------
                                                                             For the years ended December 31,
                                                                        2001            2002         2003       2003
                                                                    (As restated    (As restated             (Note 2.p)
                                                                    See Note 40)    See Note 40)
-------------------------------------------------------------------------------------------------------------------------
                                                                        MCh$            MCh$         MCh$       ThUS$
-------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities:
Fee income                                                                  90,912          93,688    97,182     163,661
Gain on investments                                                            110             650     1,392       2,344
Revenue from dividends and others                                            5,850        -            -          -
Other operating revenues                                                     1,440           6,090     6,090      10,256
-------------------------------------------------------------------------------------------------------------------------
Total operating revenues                                                    98,312         100,428   104,664     176,261
-------------------------------------------------------------------------------------------------------------------------
Payroll expenses                                                           (25,862)        (22,518)  (27,152)    (45,726)
Selling and marketing                                                         (500)           (343)       (9)        (15)
Data processing expenses                                                      (879)           (437)      (20)        (34)
Administrative expenses                                                     (7,857)        (17,322)   (9,498)    (15,995)
Life and disability insurance expenses                                     (25,213)        (31,142)  (33,713)    (56,775)
Other operating expenses                                                    (1,538)           (503)     (275)       (463)
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                   (61,849)        (72,265)  (70,667)   (119,008)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   36,463          28,163    33,997      57,253
-------------------------------------------------------------------------------------------------------------------------
Cash Flow from Financing Activities:
Dividends paid                                                             (18,767)        (24,870)  (23,509)    (39,591)
Bank borrowings                                                            145,487          75,047   132,161     222,568
Repayment of bank borrowings                                              (181,614)        (76,805) (156,422)   (263,425)
Repayment of accounts due to related companies                              (5,784)         (6,361)   (8,231)    (13,862)
Dividend Income                                                                (17)          8,522    12,427      20,928
Other                                                                            -               -      (114)       (192)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        (60,695)        (24,467)  (43,688)    (73,574)
-------------------------------------------------------------------------------------------------------------------------
Cash Flow from Investing Activities:
Sale of marketable securities                                                  175             191        86         145
Sale of mandatory investments                                                2,051           1,583    13,004      21,900
Sale of investments in related companies                                    33,831              30    16,245      27,358
Collection of accounts receivable from related companies                         -           1,092         -           -
Collection of other accounts receivable from related companies                   -               -    10,818      18,218
Other proceeds from investments                                              1,454             167       251         423
Additions to premises and equipment                                         (2,642)           (472)   (1,131)     (1,905)
Purchase of marketable securities                                                -          (1,534)        -           -
Purchase of mandatory investments                                           (3,634)         (2,762)  (16,136)    (27,174)
Investments in related companies                                            (1,344)              -    (9,135)    (15,385)
Loans to related companies                                                  (3,958)         (1,994)   (1,282)     (2,159)
Other                                                                       (2,118)             423   (2,617)     (4,407)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                         23,815          (3,275)   10,103      17,014
-------------------------------------------------------------------------------------------------------------------------
Total net positive (negative) cash flow for the period                        (417)            421       412         693
-------------------------------------------------------------------------------------------------------------------------
Effect of inflation on cash and cash equivalents                               (11)             49      (106)       (178)
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              (428)            470       306         515
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                             1,440           1,042       960       1,617
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of period                                   1,012           1,512     1,266       2,132
-------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
-------------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

         RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING
                     ACTIVITIES AND NET INCOME FOR THE YEAR

                   (Restated for general price-level changes)

---------------------------------------------------------------------------------------------------------------------------
                                                                                  For the years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                              2001          2002        2003      2003
                                                                          (As restated  (As restated           (Note 2.p)
                                                                            Note 40)      Note 40)
---------------------------------------------------------------------------------------------------------------------------
                                                                              MCh$          MCh$        MCh$      ThUS$
---------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET
INCOME FOR THE YEAR
Net Income for the year                                                          30,502        34,195   32,005      53,899
---------------------------------------------------------------------------------------------------------------------------
Add (deduct) charges (credits) to Income which do not represent cash
flows                                                                            25,790        (5,573)  (3,929)     (6,617)
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization for the period                                     26,495         6,663    6,568      11,061
Gain on mandatory investments                                                    (6,445)       (4,907)  (9,806)    (16,514)
Accrued fee income                                                               (2,168)       (2,164)  (3,064)     (5,160)
Life and disability insurance expenses                                            5,839         2,587    9,608      16,180
Loss from disposal of property, plant and equipment                                  67            (5)     (17)        (29)
Income from sale of investments                                                       -          (107)       -           -
Equity participation income of related companies                                (10,608)       (9,809)  (7,004)    (11,795)
Price-level restatement, net                                                     (2,384)        1,787      778       1,310
Foreign exchange (loss) gain                                                        917           141     (992)     (1,670)
Other operating funds                                                            14,077           241        -           -
---------------------------------------------------------------------------------------------------------------------------
Decrease (increase) in Current Assets                                            (2,277)           27   (1,049)     (1,767)
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable from pension funds, insurance companies and State              (633)           (5)    (662)     (1,115)
Fees receivables                                                                 (1,823)         (204)       -           -
Inventories                                                                           -            (1)       6          10
Other current assets                                                                179           237     (393)       (662)
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in Current Liabilities                                      (17,552)         (486)   6,970      11,738
---------------------------------------------------------------------------------------------------------------------------
Notes payable, accounts payable and miscellaneous creditors                     (21,861)         (477)     880       1,482
Collections to be cleared, accrued reimbursement collections by employers and
   participants for payments in excess                                               (5)           (5)     (21)        (35)
Accounts payable to National Health Fund, Pension Funds insurance
companies and other AFPs                                                          3,110           115    6,133      10,328
Income tax                                                                            -             -      (46)        (77)
Pensions payable                                                                     28            19       24          40
Other accounts payable related to non operating results                           1,176          (138)       -           -
---------------------------------------------------------------------------------------------------------------------------
Net Cash provided by Operating Activities                                        36,463        28,163   33,997      57,253
---------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------------
                                                                                                               (Concluded)

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

The sole object of Provida is to administer Fondos de Pensiones Provida for Pension Funds Types A, B, C, D and E, defined contribution pension funds and to administer the provision of related benefits, in accordance with D.L. 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,301 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

The main difference among the five types of funds is the portion invested in variable income securities. The Type A fund is the most concentrated in variable income, while Type E fund does not have any variable income component.

The Company's controlling shareholders is BBVA Pensiones Chile S.A. which is controlled by the BBVA Group.

NOTE 2.  Summary of Significant Accounting Policies

a. Basis of Presentation - The accompanying financial statements have been prepared in accordance with regulations issued by the SAFP, SVS and accounting principles generally accepted in Chile, ("Chilean GAAP"). The consolidated financial statements include certain reclassifications and additional disclosures in order to conform more closely to the form and content of the financial statements required by the United States Securities and Exchange Commission.

The preparation of financial statements in conformity with Chilean GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. ("Provida" or the "Administrator") and the following subsidiaries:

-------------------------------------- -------------  ------------  ------------
                   Subsidiary             2001           2002          2003
                                            %             %              %
-------------------------------------- -------------  ------------  ------------
Provida Internacional S.A.                99.99986      99.99986      99.99986
-------------------------------------- -------------  ------------  ------------
AFP Genesis S.A. de Ecuador               99.999994     99.999994     99.999994
-------------------------------------- -------------  ------------  ------------
AFP Porvenir de Republica Dominicana                                  99.99984
-------------------------------------- -------------  ------------  ------------

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

o All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2003 ("constant pesos") applied under the "prior month rule" as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

                                                            December 31,
Year                                               Index *       Change in index

2001                                                110.10            3.1%
2002                                                113.36            3.0%
2003                                                114.44            1.0%

------------------

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

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


Assets and liabilities (in foreign currency) and UF (an inflation index-linked unit of account) and the investments in foreign related companies have been translated into Chilean pesos at the following year-end exchange rates:

Currency                                31-Dec-01      31-Dec-02      31-Dec-03
                                            $              $              $

United States Dollar                         654.79        718.61         593.80
UF (Unidad de Fomento)                    16,262.66     16,744.12      16,920.00

e. Financial Investments:

Time deposits: are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The company, as part of its trading activities maintains marketable securities, which mainly consist of commercial paper, mutual fund units, and corporate bonds which are recorded at the lower of cost or market.

Mandatory Investments: Provida must achieve a minimum return on the Pension Funds' assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of each funds' value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund under Chilean law. In addition to this amount, the Company may maintain up to a 0.02% investment in the Pension Funds' assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company is required to use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall. Should the shortfall exceed such proceeds, the Company would be required to purchase additional units in the Pension Fund to maintain its 1% participation.

f. Property, plant and equipment - These have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

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

g. Investments in Related Companies - Investments in related companies are included in other assets using the equity method, when there is significant influence over such company. This valuation method recognizes in income the Company's equity participation in the net income or loss of each investee on an accrual basis, after eliminating intercompany transactions. Changes in shareholders' equity that do not affect the income of the related companies are recorded as direct charge to retained earnings, other reserves or accumulated deficit in development stage, where applicable. Under Chilean GAAP, significant influence is presumed to exist when the investment represents more than 10% and less than or equal to 50% of the investee's outstanding shares.

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

j. Employee Vacations -The cost of employee vacations as established in Boletin Tecnico No. 47, is recorded on a monthly accrual basis.

k. Staff severance indemnities and profit-sharing agreement - Indemnities agreed upon in the respective collective bargaining agreements are valued at the current value of the obligation calculated at today's salary rates. The Company has also recorded a liability for profit-sharing in accordance with the related contract with certain employees.

l. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

m. Disability and survival pension system - In 2003, the Company received an Oficio from the SAFP requiring a change in its accounting for life and disability insurance premium expense to more closely match the expense with the period associated with the casualties contributing to the increase/decrease in the expense calculated as explained in Note 8. These effects were recorded for Chilean GAAP purposes as explained in Note 40.

n. Software applications - Software acquired in the form of software packages which are recorded in Other property, plant and equipment have been valued at price-level restated cost. This software is being amortized using the straight-line method over the estimated useful lives of the software. The useful life is 4 years. No internally developed software has been capitalized in the last ten years.

o. Forward foreign exchange contracts - The Company maintains forward contracts to cover the risks of fluctuation in foreign exchange which are considered speculative contracts or hedge contracts. These derivative instruments are stated at market value in accordance with Boletin Tecnico No. 57 (Technical Bulletin) of the Chilean Institute of Accountants. Depending on whether the contracts are speculative or hedge contracts and the type of transaction the latter may cover, their treatment differs.

p. Convenience translation to US dollars - Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2003 of Ch$593.8 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

q. Cash and cash equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash, time deposits and investments defined under Technical Bulletin 50.

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

r. Reclassification - Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's method of presentation.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 3.  CHANGES IN ACCOUNTING POLICIES

During 2003 there were no changes in accounting policies from the prior year that might have a significant impact on the interpretation of these consolidated financial statements.

NOTE 4.  TIME DEPOSITS

Investments in time deposits have been made with Banco BICE (interest rate 0.25%) in the year 2003 and Banco Corpbanca in the year 2002. The checking account in dollars is deposited with Brown Brothers Harriman Co. The amounts are detailed below:

                                                   2002             2003
                                                   MCh$             MCh$

Time deposits                                           686              279
Overnight deposits (US$ checking account)                 -               27
-------------------------------------------------------------------------------

Total                                                   686              306
-------------------------------------------------------------------------------

The time deposits have original maturity dates of less than 90 days.

NOTE 5.  MARKETABLE SECURITIES

----------------------------------------------------------------------------
                                                        As of December 31,
                                                     -----------------------
                                                      2002          2003
                                                      MCh$          MCh$
Marketable securities:
    Bonds issued by corporations                            2             -
    Bonds issued by Chilean Government agencies            95            67
    Notes issued by financial institutions                 21            23
----------------------------------------------------------------------------
Total                                                     118            90
----------------------------------------------------------------------------

NOTE 6.  MANDATORY INVESTMENT

In order to guarantee the capacity of the Administrator to cover the Pension Funds minimum return which is established by formula under the law, as stipulated in Article 37 of D.L.3,500, and in conformity with Article 40 of the same legal regulation, the Administrator must maintain an asset known as Mandatory Investment equivalent to one percent (1%) of each Pension Fund. See
Note 2 (e).

----------------------------------------------------------------------------
                                                  As of December 31,
                                             -------------------------------
                                                2002             2003
                                                MCh$             MCh$
    Pension Funds - Type A                           848          3,564
    Pension Funds - Type B                         9,087         17,846
    Pension Funds - Type C                        59,073         52,868
    Pension Funds - Type D                         8,075         14,885
    Pension Funds - Type E                         3,105          3,090
------------------------------------------------------------------------
Total                                             80,188         92,253
------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


As of December 31, 2002, the Mandatory Reserve is MCh$80,188. This amount consists of Type A, B, C, D and E Pension Fund Mandatory Reserves of MCh$848, MCh$9,087, MCh$59,073, MCh$8,075 and MCh$3,105, respectively. These amounts are equivalent to Pension Fund Shares of 80,471.47, 881,371.81, 5,241,020.12,
792,315.72 and 227,761.05 respectively, based on the value of the shares as of December 31, 2002.

As of December 31, 2003, the Mandatory Reserve is MCh$92,253. This amount consists of Types A, B, C, D and E Pension Fund Mandatory Reserves of MCh$3,564, MCh$17,846, MCh$52,868, MCh$14,885 and MCh$3,090, respectively. These amounts are equivalent to Pension Fund Shares of 266,178.38, 1,491,445.86, 4,242,358.09,
1.346,439.47 and 219,397.07 respectively, based on the value of the Shares as of December 31, 2003.

The Mandatory Reserve investment in Pension Funds generated net income of MCh$6,445, MCh$4,907 and MCh$9,806 during the years ended December 31, 2001, 2002 and 2003, respectively, from recognizing the variation in the value of the Shares for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments."

The return of each fund which Provida administered during the most recent three years, is detailed below:

-----------------------------------------------------------------------------
                                                    As of December 31,
                                          2001           2002          2003
                                           %               %             %
                                          (1)             (1)
-----------------------------------------------------------------------------
Pension Funds - Type A                                                 27.09
Pension Funds - Type B                                                 16.06
Pension Funds - Type C                       6.4          3.00         10.56
Pension Funds - Type D                                                  8.47
Pension Funds - Type E                       7.7          8.30           3.3
-----------------------------------------------------------------------------

(1) In 2001 Fund Types A, B and D did not exist, in 2002 the percentages of Funds Types A, B and D were less than 1%.

NOTE 7.  Fee Income

In conformity with D.L.3,500 dated 1980, the Administrator receives compensation based on commissions paid by participants.

These commissions are designed to finance the Administrator and such amounts are designated for the administration of the Pension funds, the cost of the record keeping of individual accounts, of the old age pension systems, of disability and survival pensions and, benefits which are guaranteed by the State. These amounts also provide funds for the insurance premiums which cover differences in the necessary capital to finance disability and survival pensions and the sum of the accumulated capital of each participant plus the fund recognition bonuses, if applicable, and administration costs of the other services which are established by law.

In accordance with current regulations, commissions on monthly contributions are recognized at the time that the contributions are received in the participants' personal accounts.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


From April 1999 to December 2003, the fixed fees that legally are earned on a participants' account, were Ch$ 390 per account per month. From December 2000 to 2003 the variable fee was 2.25% of the participants' salary. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.4% of salary for the years ended December 31, 2001, 2002 and 2003. All funds have the same fees.

For the years ended December 31, 2001, 2002 and 2003, fee income related to Type A, B, C, D and E funds was as follows:

-----------------------------------------------------------------------------
                                                  Years ended December 31,
                                         2001           2002          2003
                                         MCh$           MCh$          MCh$
-----------------------------------------------------------------------------
Fixed fees                                 6,307         6,310         6,461
Variable fees                             86,001        88,749        92,953
Other Fees                                   772           793           832
-----------------------------------------------------------------------------
Total                                     93,080        95,852       100,246
-----------------------------------------------------------------------------

As of December 31, 2002 and 2003, the accrued fee from pension funds was MCh$3,034 and MCh$6,097 respectively, which is included in "Fees receivables".

NOTE 8.  Disability and Survival Pension System

a. Financing of Disability and Survival Pensions:

D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded by the balance in the member's individual capitalization account and is guaranteed by the state, when applicable.

In addition, in accordance with the law, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary review, granted in accordance with the first ruling of D.L. 3,500 ("the First Ruling"), shall be funded by the Administrator that manages participant's pension funds and the State Guarantee, when applicable.

The balance in the individual participants' account therefore includes the accumulated capital in this account, including the contributions as outlined in article 53, and, when applicable, bonus recognition stipulated by the law. The Administrator must make by law an additional contribution (as described below) and may transfer the funds from the voluntary savings of the affiliates.

The additional contributions, if necessary, made by the Administrator should equal the shortfall between the amount needed to fund the Disability and Survival Pension and the accumulated capital of the participant including their bonus recognition at any given date. The Administrator shall be solely responsible for administering the payment for partial and total pensions under the law and for paying any additional contribution for those participants who qualify for a Disability or Survival Pension as required by the Law.

b. Insurance Contract:

In conformity with D.L. 3,500, Provida has purchased insurance from BBVA Seguros S.A. which covers the pensions of participants declared disabled through the first ruling and the initial and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of administering the payment of pensions originated by the first ruling, administering contributions to the member's individual account, or making additional contributions, when applicable.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


The insurance policy related to disability and survival runs from August 1, 2003 to December 31, 2004. Premiums are expressed as a percentage of the contributing participants' taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the maximum contract rate, by comparing all monthly payments to a maximum of 1.10% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida's participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% (the cut rate) of the participants' taxable remuneration; if the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.85%.

The final settlement of this contract will occur on December 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year beginning in 2005. In addition, in December of each year an accrual estimate for the premium payment is made based on a one - month lag in the factors required to calculate the premium. Should the difference result in a receivable balance, it is recognized as income. In addition, the contract specifies monthly payments to be calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,150.

Payment of provisional premiums are due on the 20th of each month.

In accordance with current legislation, the insurance company was chosen through public tender, and the results were published in the newspaper "La Tercera" on July 1, 2 and 3, 2003.

The previous insurance policy, which was from August 1, 2001 to July 31, 2003, with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) established that premiums are expressed as a percentage of the contributing participants' taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida's participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the participants' taxable remuneration; if the casualty rates are equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%. In addition, the contract specifies monthly payments calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,200. Additionally, it establishes previous advances in the collection month equivalent to 70% of provisional settlements.

The final settlement of this contract will take place on January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year which began in 2003. In addition, in December of each year, the premium for this contract is also calculated on a one - month lag based on the accounting policy described in Note 40.

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A., under the same conditions as the current agreement, except the fixed premium was UF 3,920 monthly. In this agreement, the bonus for a casualty rate lower than the premium rate was 90% of the excess, if the range of casualty rate was equal to or less than 0.85%.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


The final settlements of the previous agreement will take place on March 31, 2006, but is extendable for up to 2 years by common agreement. Preliminary settlements take place on March 31 of each year which began in 2001. In addition, the premium for this contract is also estimated on a one - month lag based on the accounting policy described in Note 40.

Between August 1, 1997 and July 31, 1999, another contract was in place with ING Seguros de Vida S.A., but with different conditions including a fixed premium that was UF 2,150 monthly, the maximum rate of 0.80% of taxable remuneration and the cut rate of 0.63%. The bonus for favorable casualty rates was 100% if casualty rate was in the range of 0.80% to 0.63% of taxable remuneration. If the casualty rate was equal to or less than 0.63% there was a participation in 90% of surpluses produced.

The final settlements of this contract will take place on March 31, 2004, but are extendable for up to 2 years by common agreement. Preliminary settlements take place on March 31 of each year beginning in 1999. In addition, the premium for this contract is also calculated on a one - month lag based on the accounting policy described in Note 40.

Between August 1, 1995 and July 31, 1997, there was a contract with ING Seguros de Vida S.A. under the same conditions as the previous agreements, except that the fixed premium was UF 410 per month.

The final settlement of this contract was realized on March 31, 2003, by agreement between the parties.

Provida sends to the insurance company a list of participants for whom payment has been recorded and those dependent affiliates whose delay in payment is known or is subject to confirmation due to incomplete information.

See Note 40 for a description of the Company's accounting for the insurance premium expense described above.

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2001, 2002 and 2003, were MCh$33,880, MCh$33,730 and MCh$44,700, respectively, and are recorded as "Life and disability insurance premium expenses" in the Consolidated Statements of Income. For the years ended December 31, 2001, 2002 and 2003, adjustments and provisions for a casualty rate higher than the premium rate were MCh$8,087, MCh$6,719 and MCh$16,288, respectively, while net financial income was MCh$1,183, MCh$403 and MCh$420, for the years ended December 31, 2001, 2002 and 2003, respectively.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


In "Other Operating Revenues", includes settlements for a casualty rate lower than the premium rate and monthly financial revenues amounting to MCh$2,531, MCh$2,980 and MCh$1,105 in 2001, 2002 and 2003, respectively, for contract settlements from previous years, as shown below:

                                                                                2002             2003
                                                                           (As restated -
                                                                            see Note 40)
----------------------------------------------------------------------------------------------------------
Items                                                                          ThCh$             ThCh$
----------------------------------------------------------------------------------------------------------

Annual expenses for Disability and Survival insurance premiums                     27,419          28,832
Unfavorable adjustments for casualty rate                                           6,719          16,288
Net financial income for current contract                                            (403)           (420)
----------------------------------------------------------------------------------------------------------
Net expenses for the year                                                          33,730          44,700
----------------------------------------------------------------------------------------------------------
Positive adjustments by insurance companies                                        (2,980)         (1,105)
----------------------------------------------------------------------------------------------------------
Total expenses for the year                                                        30,441          43,595
----------------------------------------------------------------------------------------------------------

See Note 40 for a description of accounting for insurance premium expense.

d. Liabilities arising from additional contributions:

d.1) Collections to be cleared

Until 1987, the Company had collected additional contributions designated to finance the Disability and Survival Pension System fund, which were liabilities of MCh$73 and MCh$52 as of December 31, 2002 and 2003 respectively. This liability increased in June 1998 and January 1999 as a result of the merger with AFP Union and AFP Proteccion, respectively. These liabilities are recorded under the caption "Collections to be cleared" in the Consolidated Balance Sheets and consist of the following:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 As of December 31,
                                                                                                  2002        2003
                                                                                                  MCh$        MCh$
-----------------------------------------------------------------------------------------------------------------------
1. Pending additional contributions
Contributions of workers not identified in the participants' master file or transferred to other Administrators, of deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the
balance from the contribution summary.                                                                  70          52

2. Additional contributions to be cleared
Additional contributions and health Insurance contributions of independent participants paid
for which the support sheet has not been received                                                        3           -
-----------------------------------------------------------------------------------------------------------------------
Totals                                                                                                  73          52
-----------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


The balance of pending contributions will be reconciled internally or by transferring them to other pension fund administrators, as since January 1, 1988, these contributions are paid directly into the Pension Fund.

Comparative analysis of pending additional contributions:

------------------------------------------------------------------------------
                                                           As of December 31,
                                                         2002        2003
                                                         MCh$        MCh$
------------------------------------------------------------------------------
Pending additional contributions
Beginning balance                                              71          69
Pending for the year                                            -          16
Cleared pending items:
   o  For Provida                                               -        (33)
   o  Sent to other Administrators                            (1)           -
------------------------------------------------------------------------------
Totals                                                         70          52
------------------------------------------------------------------------------

d.2)  Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for disability and survival insurance premiums with BBVA Seguros de Vida S.A., ING Seguros de Vida S.A. and Compania de Seguros de Vida Consorcio Nacional de Seguros S.A. The liability, as explained in paragraph b), is for the difference between the final adjustment of the monthly premium and advances paid, which were MCh$784 and MCh$952 as of December 31, 2002 and 2003, respectively. These liabilities are due on the 20th of the following month.

e.    Advances on Disability and Survival Pension Premium:

      e. 1) Receivable from Insurance Companies

      --------------------------------------------------------------------------
                                                        As of December 31,
                                                        2002          2003
                                                        MCh$          MCh$
      --------------------------------------------------------------------------
      Life Insurance Companies (*):
          Balance at end of previous year                   715           620
          Covered by  insurance companies                41,451        33,624
          Insurance companies reimbursements           (41,539)      (32,882)
      --------------------------------------------------------------------------
      Total                                                 627         1,362
      --------------------------------------------------------------------------

     (*) Includes contracts with BBVA Seguros de Vida S.A., Consorcio Nacional, Euroamerica, Inter Rentas, ISE Las Americas and ING by merger with AFP Union contracts with Vida Corp, AXA and La Prevision, by merger with AFP Proteccion and contracts with Chilena Consolidada by merger with AFP El Libertador.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


       e. 2) Receivable from the State

     ---------------------------------------------------------------------------------------------------------------
                                                                                                 As of December 31,
                                                                                                 2002          2003
                                                                                                 MCh$          MCh$
     ---------------------------------------------------------------------------------------------------------------
     o   Balance as of previous year                                                                29           31
     o   Pensions financed with state guarantee according to art. 73 of D.L. 3,500              12,950       15,013
     o   Payments financed by the Administrator                                                  1,400        1,552
     o   Reimbursement of state guarantee                                                     (12,958)     (14,844)
     o   Reimbursement of payments financed by the Administrator                               (1,389)      (1,548)
     ---------------------------------------------------------------------------------------------------------------
     Total                                                                                          32          204
     ---------------------------------------------------------------------------------------------------------------

f. Accrual for higher casualty rate arising from disability and survival insurance (long-term and short-term)

Net provisions for unfavorable claims and net financial income for lower than anticipated casualty rates is included for MCh$19,146 and MCh$9,623 at December 31, 2003 and 2002, respectively:

Breakdown of the provision for short term:

---------------------------------------------------------------------------------------------------------------------
                                                    Costs for claims                               Provision (MCh$)
                                                    incurred by the
                                                   insurance Company
                                                                                                 Provision
                                                                         Payments made to the   recorded at
                                                                          Insurance Company     the date of
                                                                                (MCh$)              the      Total
                                                                                                information  provision
                             Period covered by                            to the                provided by  at the
                               the contract                   Amount    reported       at      the Insurance current
 Insurance Company name         (MMAA-MMAA)          Date     (MCh$)       date    12.31.2003     Company    year-end

--------------------------------------------------------------------------------------------------------------------

ING Seguros de Vida S.A.    08-1997 to 07-1999    31-01-2004   44,319    44,290      44,290            29         29
ING Seguros de Vida S.A.    08-1999 to 07-2001    31-01-2004   66,500    63,853      63,853         2,647      2,647
ING Seguros de Vida S.A.    08-2001 to 07-2003    31-01-2004   71,265    57,501      57,501        13,763     13,763
--------------------------------------------------------------------------------------------------------------------
                                                                                                              16,439
--------------------------------------------------------------------------------------------------------------------

Breakdown of the provision for long-term:

-----------------------------------------------------------------------------------------------------------------
                                            Costs for claims                                 Provision (MCh$)
                                             incurred by the
                                            insurance Company
                                                                                         Provision        Total
                                                                                      recorded at the  provision at
                                                                                        date of the    the current
                                                                                        information   year-based on
                       Period covered by                         Payments made to     provided by the   experience
                         the contract                  Amount  the Insurance Company     Insurance       updated
                          (MMAA-MMAA)       Date       (MCh$)           (MCh$)            Company      information
                                                                   to the
                                                                  reported      at
Insurance Company name                                              date    12.31.2003
--------------------------------------------------------------------------------------------------------------------

BBVA Seguros S.A.    08-2003 to 12-2004   31-12-2003    13,682      11,528    11,528           2,154         2,707
-------------------------------------------------------------------------------------------------------------------
                                                                                                              2,707
-------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 9. RECEIVABLES AND NOTES DUE FROM RELATED COMPANIES

Receivables and notes due from related companies were as follows:

       ---------------------------------------------------------------------------------------------------------
                                                                      Short-term                  Long-term
                                                                  2002          2003          2002         2003
                                                                  MCh$          MCh$          MCh$         MCh$
       ---------------------------------------------------------------------------------------------------------

       AFPC Porvenir de Colombia                                   641             -            -             -
       Servicios de Adm. Previsional S.A.                          223           235            -             -
       BBVA Pensiones Chile S.A.                                    85           428            -             -
       BBVA Seguros S.A.                                             -            20            -             -
       Soc. Adm. De Fondos de Cesantia Chile S.A.                    -            54            -           374
       BBVA Chile S.A. (ex-Banco Bhif)                               -            98            -             -
       ---------------------------------------------------------------------------------------------------------
       Total                                                       949           835            -           374
       ---------------------------------------------------------------------------------------------------------

NOTE 10. MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consists of the following:

-------------------------------------------------------------------------------------------------------------------
                                                                                               As of December 31,
                                                                                               2002          2003
                                                                                               MCh$          MCh$
-------------------------------------------------------------------------------------------------------------------

Advances to employees                                                                            756           990
Medical leave advances                                                                            36            52
Advances to suppliers                                                                             77           152
Short term  housing loans                                                                         22            24
Pending operations debtors, net                                                                   40           240
Recoverable management expenses AFP Genesis                                                      324           324
Recoverable management expenses AFP Porvenir Republica Dominicana                                  -            90
Insurance receivable                                                                               -           134
Overhead receivable                                                                                -           150
Welfare fund current account                                                                       6             -
-------------------------------------------------------------------------------------------------------------------
Others                                                                                           123           148
-------------------------------------------------------------------------------------------------------------------
Total                                                                                          1,384         2,304
-------------------------------------------------------------------------------------------------------------------

NOTE 11. PREPAID EXPENSES

Prepaid expenses consists of the following:
-------------------------------------------------------------------------------------------------------------------
                                                                                               As of December 31,
                                                                                               2002          2003
                                                                                               MCh$          MCh$
-------------------------------------------------------------------------------------------------------------------
Advertising                                                                                       23            24
Quarterly AFP association installment: medical commissions                                        84             -
AFP association social installment                                                                93             -
Quarterly AFP association installment: medical observer system                                    31             -
Insurance                                                                                        126            38
Others                                                                                            41            72
-------------------------------------------------------------------------------------------------------------------
Total                                                                                            398           134
-------------------------------------------------------------------------------------------------------------------

NOTE 12. OTHER CURRENT ASSETS

Other current assets consists of mandatory investments in excess of the required 1%:
-----------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                              2002         2003
                                                                                              MCh$         MCh$
-----------------------------------------------------------------------------------------------------------------
    Amounts maintained for Type A Fund                                                           -             -
    Amounts maintained for Type B Fund                                                           -             -
    Amounts maintained for Type C Fund                                                           -             -
    Amounts maintained for Type D Fund                                                           -             -
    Amounts maintained for Type E Fund                                                           1             -
-----------------------------------------------------------------------------------------------------------------
Total mandatory investments                                                                      1             -
-----------------------------------------------------------------------------------------------------------------
Other current AFP Provenir Republica Dominicana                                                  -           152
-----------------------------------------------------------------------------------------------------------------
Total                                                                                            1           152
-----------------------------------------------------------------------------------------------------------------

NOTE 13. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:
------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                              2002          2003
                                                                                              MCh$          MCh$
------------------------------------------------------------------------------------------------------------------
Land                                                                                          4,745         4,746
Buildings and Infrastructure                                                                 17,204        17,217
Equipment, furniture and fixtures                                                             2,591         2,720
Other fixed assets (1)                                                                        7,025         9,300
Accumulated depreciation                                                                     (7,685)       (8,166)
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                           23,880        25,817
------------------------------------------------------------------------------------------------------------------

(1)  Capital leased assets consist of the following:

----------------------------------------------------------------------------------------------------------------------
                                                                               Maturity MCh$
                                                   -------------------------------------------------------------------
                                   Interest rate                                                             2008 and
                                      annual           2004           2005          2006          2007      thereafter
----------------------------------------------------------------------------------------------------------------------
Rancagua office                        8.70%             3              4             4             4           40
Huerfanos office                       8.97%            11             12            13            14          293
Quilicura office                       8.01%            18             20            22            25           27
----------------------------------------------------------------------------------------------------------------------
Total                                                   32             36            39            43          360
----------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 14. INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consists of the following:

-----------------------------------------------------------------------------------------------------------------------------
                                                                  As of and for the years ended December 31,
                                                  ---------------------------------------------------------------------------
                                                       Participation          Carrying value        Equity in gain (loss)
                                                    2001   2002    2003       2002       2003      2001     2002      2003
-----------------------------------------------------------------------------------------------------------------------------
                                                     %       %      %         MCh$       MCh$      MCh$     MCh$      MCh$
Afore Profuturo (Mexico)  (1) (2)                  14.45     -      -          -         -           550         -         -
AFPC Porvenir (Colombia) (1) (6)                   20.00   20.00    -         7,803      -         2,573     1,549       929
Afore Bancomer (Mexico) (1) (3)                     7.50            7.50      7,431      6,857     4,858     6,006     4.278
                                                           7.50
AFP Horizonte (Peru) (1)                           15.87   15.87  15.87       3,134      2,939     1,704     2,055     1.944
AFP Crecer (El Salvador) (1) (4)                   19.00   19.00  19.00       3,339      3,522     1,086       800       790
Servicios de Adm. Previsional S.A. (Chile)  (5)    37.80   37.80  38.22         164        232      (238)     (404)     (421)
Inversiones DCV S.A. (Chile)                       23.14   23.14  23.14         277        262        75        58        50
Soc. Adm. De Fondos de Cesantia de Chile S.A.        -     37.80  38.46         384        613         -      (255)     (566)
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                        22,532     14,425    10,608     9,809     7,004
-----------------------------------------------------------------------------------------------------------------------------

(1)  These investments are measured in US$.
(2) Provida International's investment in Afore Profuturo (Mexico) was sold to Grupo Nacional Provincial Pensiones S.A. de C.V. (Mexico) effective March 2001, for ThUS$ 61,698. The effect in income of this transaction was applied to the amortization of part of the goodwill generated in the purchase of Afore Bancomer and was part of the purchase of a 7.5% participation in Afore Bancomer, since Provida, according to Mexican legislation, cannot have share participation in two Afores.
(3) Provida purchased a 7.5% share in Afore Bancomer effective November 30, 2000, for ThUS$66,264. This purchase was made as part of Banco Bilbao Vizcaya Argentaria's agreement to purchase a total of 49% of Afore Bancomer.
(4) On March 30, 2000, AFP Porvenir, in which Provida Internacional had a 45% ownership, merged with AFP Maxima and AFP Prevision in El Salvador, creating the AFP Crecer and diluting Provida International's ownership.
(5) In October 2000, Servicios de Adm. Previsional S.A. (PreviRed.com) was formed together with all the other Chilean AFPs. PreviRed.com began operations in October 2001.
(6) Provida International sold its investments in SFPC Porvenir Colombia in September 2003 for ThCh$26,785.

b. Goodwill, net consists of the following:

--------------------------------------------------------------------------------
                                                              As of December 31,
                                                             2002         2003
                                                             MCh$         MCh$
--------------------------------------------------------------------------------
AFP Proteccion (Chile) (1)                                 55,837        52,379
Afore Bancomer (Mexico)                                    14,540        11,229
AFP Union (Chile) (1)                                       8,131         7,605
AFP El Libertador (Chile) (1)                                 961           884
AFPC Porvenir (Colombia)                                    1,071             -
AFP Porvenir (R.D.)                                             -         8,874
AFP Crecer (El Salvador)                                      610           469
AFP Genesis (Ecuador)                                         458           355
AFP Horizonte ( Peru)                                         413           312
--------------------------------------------------------------------------------
Total                                                      82,021        82,107
--------------------------------------------------------------------------------
(1)   Absorbed by Provida S.A.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Amortization was MCh$24,944, MCh$4,979 and MCh$4,993 for the years 2001, 2002 and 2003, respectively, and includes an extraordinary write-off of MCh$19,860 during 2001 generated by the sale of Afore Profuturo in Mexico.

NOTE 15. OTHER ASSETS

----------------------------------------------------------------------------------------------------------
                                                                                      As of December 31,
                                                                                      2002         2003
                                                                                      MCh$         MCh$
----------------------------------------------------------------------------------------------------------
Bond union agreement                                                                    391            14
Loan origination costs for purchase of former
AFP Proteccion and AFP Union (*)                                                        194            72
Employee loans and advances                                                              42            26
Remodeling of leased customer service centers                                            79            56
Guarantees for leased premises and others                                                52            77
Reimbursable financing contributions contracts with service companies                    95             1
Mandatory investments of AFP Genesis                                                    175           914
Mandatory investments of AFP Porvenir Republica Dominicana                                -            34
Others                                                                                    -            82
----------------------------------------------------------------------------------------------------------
Total                                                                                 1,028         1,276
----------------------------------------------------------------------------------------------------------

(*)   These commissions are being amortized over the term of the bank loans

NOTE 16. OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

a. Short-term obligations

Obligations with banks and financial institutions are as follows:
--------------------------------------------------------------------------------
                                                              As of December 31,
                                                              2002         2003
                                                              MCh$         MCh$
--------------------------------------------------------------------------------
Syndicated loans with Banco Scotiabank Sudamericano
and others, with maturity less than one year                 3,382        3,384
Bank overdrafts, maturity  0 to 30 days:
Banco de Chile                                                 528          297
Banco Santander Santiago                                     4,873        5,613
Banco BBVA Chile                                                 4        9,984
Banco del Estado de Chile                                       17            8
Banco Credito e Inversiones                                      5            7
Accrued interest expenses of syndicated loan                     6           20
--------------------------------------------------------------------------------
Total                                                        8,815       19,313
--------------------------------------------------------------------------------

The use of the above overdraft required to finance business operations generates interest expenses by applying a variable interest rate agreed upon between both parties, the average interest rate paid during 2003 was 1.75% (annual). As of December 31, 2003 the unused credit lines amount to MCh$46,096.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


b.   Long-term obligations

Provida has syndicated loans with Banco Scotiabank Sud Americano, Banco Santander Santiago and Bank Boston N.A.

These long-term obligations are for UF 100,000 maturing in March 2005. The interest rate is the TAB rate (active banking rate), for 90-day indexed operations plus 0.75% per year (1.00% until June 12, 2001), payable quarterly. The outstanding balance of this loan was MCh$5,074 and MCh$1,692 as of December 31, 2002 and 2003, respectively.

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

As of December 31, 2003 the principal outstanding is UF 179,942.39 plus interest of UF 1,242.60 with a rate 5.65%.

a. Short-term

As of December 31, 2002, the principal is UF 350,535.07 plus interest of UF 915.07, which is equivalent to MCh$5,944. The final semi-annual payment is due on May 15, 2004 for a total of UF179,942.39 plus accrued interest through December 31, 2003 in the amount of UF 1,242.60 through December 31, 2003, which is equivalent to the liability as of December 31, 2003 of MCh$3,066.

b. Long-term

Total liabilities are UF 0 and UF 179,942.39, which is equivalent to MCh$0 and MCh$3,043 as of December 31, 2003 and 2002, respectively.

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

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


The balances owed as of December 31, 2002 and 2003 are as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                               As of December 31,
                                                                                                2002        2003
                                                                                                MCh$        MCh$
------------------------------------------------------------------------------------------------------------------
a.  Independent affiliates
 o Balance at closing of previous year                                                             42         156
 o Withholding of health contributions from participants during the year                        3,311       4,102
 o Payments to National Health Fund during the year                                            (3,195)     (3,750)
------------------------------------------------------------------------------------------------------------------
   Independent participants' health withholding                                                   158         508
------------------------------------------------------------------------------------------------------------------
b.  Pensioners
 o Balance at closing of previous year                                                            887         981
 o Withholding of health contributions from pensioners during the year                          8,396       8,778
 o Payments to National Health Fund during the year                                            (5,856)     (6,495)
 o Payments to Health Insurance institutions during the year                                   (2,689)     (2,577)
------------------------------------------------------------------------------------------------------------------
   Pensioners health withholdings (*)                                                             738         687
------------------------------------------------------------------------------------------------------------------

(*) These amounts are included in "Withholdings from pensioners" on the balance sheet but do not represent the entire amount.

NOTE 19. WITHHOLDINGS

Withholdings are is as follows:
--------------------------------------------------------------------------------
                                                             As of December 31,
                                                              2002        2003
                                                              MCh$        MCh$
--------------------------------------------------------------------------------
Retention of taxes from foreign shareholders                    689       1,191
Social security payments                                        309         272
Payroll taxes withholdings                                      115         119
Other payroll withholdings                                      284         264
--------------------------------------------------------------------------------
Total                                                         1,397       1,846
--------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 20. ACCRUED EXPENSES

Accrued Expenses are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                          As of December 31,
                                                                                          2002
                                                                                      (As restated
                                                                                        Note 40)        2003
---------------------------------------------------------------------------------------------------------------
                                                                                          MCh$          MCh$
---------------------------------------------------------------------------------------------------------------
Provisions for unfavorable casualty rate, net of favorable anticipated adjustments         9,623        16,439
Employee profit-sharing and other                                                          1,441         1,436
Accruals vacation                                                                            958         1,165
Age bonuses                                                                                                167
Accruals for incurred expenses as yet uninvoiced                                             649         1,104
Other accruals                                                                               223           354
---------------------------------------------------------------------------------------------------------------
Total                                                                                     12,894        20,665
---------------------------------------------------------------------------------------------------------------

Long-term provisions: This account has a balance equivalent to MCh$2,707 in the 2003 period, corresponding to a provision for casualty rate of the contract 2003-2004 with BBVA Seguros de Vida S.A.

Other Provisions: During the years ended December 31, 2003 and 2002, the Company has not established any provisions for asset impairment.

Write-offs: In the 2003 and 2002 periods the Company made write-offs of MCh$261 and M$166, as detailed below:

--------------------------------------------------------------------------------
                                                             2002          2003
                                                            ThCh$         ThCh$
--------------------------------------------------------------------------------
Additional contributions and unrecoverable pensions             70           27
Circular 650 (claims and profits)                               27          217
Collections                                                     18           12
Other                                                           50            5
--------------------------------------------------------------------------------
Balance at year-end                                            166          261
--------------------------------------------------------------------------------

Also, in 2003 and 2002, the Company made write-offs of out-of-service fixed assets for ThCh$2,955 and ThCh$3,225 respectively.

NOTE 21. OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
                                                            As of December 31,
                                                            2002         2003
                                                            MCh$         MCh$
--------------------------------------------------------------------------------
Professional fees and other                                    91           175
--------------------------------------------------------------------------------
Total                                                          91           175
--------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 22. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of the following:

-----------------------------------------------------------------------------------------------------
                                                                 Interest        As of December 31,
                                                                              -----------------------
                                                                   rate           2002         2003
                                                                                  MCh$         MCh$
-----------------------------------------------------------------------------------------------------
Capital leasing obligations:
 o U.A.P. Seguros de Vida (**)                                    8.97%              343         332
 o Seguros de Vida Euroamerica (*)                                8.70%               56          52
 o  Santiago Leasing (**)                                         8.01%              112          94
Other:
 o  Provision for pensions Banco Hipotecario Chile                                   447         370
 o  Guarantees                                                                        66          62
-----------------------------------------------------------------------------------------------------
Total                                                                              1,024         910
-----------------------------------------------------------------------------------------------------

(*)    Semi-annual payments
(**)   Monthly payments

NOTE 23. INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 16.5%. Enacted income tax rates in Chile are scheduled to be 17% for the taxation year end December 31, 2004.

a. Income taxes:

--------------------------------------------------------------------------------------------------
                                                                   As of December 31,
                                                        2001             2002               2003
                                                        MCh$             MCh$               MCh$
--------------------------------------------------------------------------------------------------
Taxable income                                         37,721           36,298             23,677
Taxes payable (receivable)                              5,701            5,940              4,027
Special taxes                                               2                1                  1
Retained earnings for Tax purposes                     35,753           49,237             42,489
Shareholders' credit for future dividends               5,363            8,071              8,716
--------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2002 and 2003:

------------------------------------------------------------------------------------------------------------------------
                                                                            Short-term                  Long-term
                                                                         2002                       2002
                                                                     (As restated               (As restated
                                                                       Note 40)       2003        Note 40)        2003
------------------------------------------------------------------------------------------------------------------------
                                                                         MCh$         MCh$          MCh$          MCh$
------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
Accrued life and disability insurance                                    1,038         635              -             -
Accrued vacation                                                           162         189              -             -
Leased assets, net                                                          (3)         (3)           (76)          (71)
Unearned commissions                                                       109           -              -             -
Leasing obligations, net                                                    11          13             81            74
Provision BHC                                                                -           -             90            74
Other deferred income taxes, net of complementary accounts                   5           4            (95)          (77)
------------------------------------------------------------------------------------------------------------------------
    Total deferred income tax assets                                     1,322         838              -             -
------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
Contracts of change insurance                                                -           -            145           434
Severance indemnities                                                       59          52             66            13
Gains on mandatory investment                                                -           -          2,131         2,572
Other deferred income taxes, net of complementary accounts                  15           8             34            82
------------------------------------------------------------------------------------------------------------------------
    Total deferred income tax liabilities                                   74          60          2,376         3,101
------------------------------------------------------------------------------------------------------------------------

As of December 31, 2003, deferred income taxes are mainly composed of temporary differences in mandatory investment funds Types A,B,C,D and E that are shown at present values of MCh$2,572, and other temporary differences of MCh$248. Deferred income taxes and amortization of complementary accounts resulted in deferred tax benefit MCh$3,653 and MCh$494, respectively for the years ended December 31, 2001 and 2002 and in deferred tax expense of MCh$1,195 in 2003.

c. Income taxes for the years ended December 31, 2001, 2002 and 2003 are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                       Years ended December 31,
                                                                                     2001       2002        2003
                                                                                     MCh$       MCh$        MCh$
-------------------------------------------------------------------------------------------------------------------
Provision for 1st category taxes                                                    (5,701)     (5,808)     (4,027)
Mandatory reserve deferred income taxes and deferred charges                          (950)        (87)       (649)
Deferred income tax arising from application of Technical Bulletin 60               (6,074)          -           -
Income tax arising from foreign investments                                         (8,694)          -           -
Credits for provision for 1st category taxes                                         5,651       1,892           -
Complementary accounts amortization                                                  3,370         581        (546)
Adjustment to prior year income tax                                                      -        (78)        (273)
Other charges and credits to the account (AFPC Porvenir Colombia)                        -           -      (2,637)
Provision for additional tax                                                            (1)         (1)         (1)
-------------------------------------------------------------------------------------------------------------------
Income tax                                                                         (12,399)     (3,501)     (8,133)
-------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


d. Receivable and (payable) taxes are as follows:

--------------------------------------------------------------------------------
                                                             As of December 31,
                                                           ---------------------
                                                              2002        2003
                                                              MCh$        MCh$
--------------------------------------------------------------------------------
1st category income taxes payable                            (5,808)     (4,027)
Special tax                                                      (1)         (2)
Provisional monthly payments                                  1,299       3,712
Credits for training costs                                       66         117
Credits for taxes paid on foreign investment                  1,893       1,281
Credits from AFP Genesis (Ecuador)                               51         147
Adjustment to prior year income tax                             822         404
--------------------------------------------------------------------------------
Total                                                        (1,678)      1,632
--------------------------------------------------------------------------------

NOTE 24. LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Notes 16 and 22 are the following:

-------------------------------------------------------------------
                                                           As of
                                                       December 31,
                                                      -------------
                                                           2003
                                                           MCh$
-------------------------------------------------------------------
2005                                                         1,737
2006                                                            47
2007                                                            51
2008 and thereafter                                            767
-------------------------------------------------------------------
Total                                                        2,602
-------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 25. SHAREHOLDERS' EQUITY

Changes in shareholders' equity for the years ended December 31, 2001, 2002 and 2003 are as follows:


--------------------------------------------------------------------------------------------------------------------------
                                                                               Retained
                                             Additional          Accumulated   Earnings   Net income
                                   Paid-in   Paid-in   Other       deficit        (As         (As      Interim
                                    capital   capital  reserves    during      restated    restated   Dividends    Total
                                                                 development   Note 40)    Note 40)
--------------------------------------------------------------------------------------------------------------------------
                                     MCh$      MCh$      MCh$       MCh$         MCh$        MCh$       MCh$       MCh$
--------------------------------------------------------------------------------------------------------------------------

Balance as of January 1, 2001       78,726       113      867        (7,691)     43,031      29,119    (5,083)    139,082
Transfer of 2000 net income              -         -        -             -      24,036     (29,119)    5,083           -
Final dividends paid                     -         -        -             -     (10,184)           -         -   (10,184)
Deficit during development stage         -         -        -            24           -           -         -          24
Interim dividend                         -         -        -             -           -           -    (7,700)     (7,700)
Absorption of deficit during
development stage                        -         -        -         4,172      (4,172)          -         -           -
Cumulative translation
adjustment
of foreign affiliates                    -         -    1,998          (737)          -           -         -       1,261
Price-level restatement              2,441         4       27          (133)      1,735           -       (69)      4,005
Net income for the year                  -         -        -             -           -      29,320         -      29,320
--------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2001
(as restated, Note 40)              81,167       117    2,892        (4,365)     54,446      29,320    (7,769)    155,808
--------------------------------------------------------------------------------------------------------------------------
Restated to constant Chilean        84,438       121    3,009        (4,541)     56,640      30,502    (8,082)    162,087
pesos of December 31,  2003 (as
restated,
Note 40)
--------------------------------------------------------------------------------------------------------------------------

Balance as of January 1, 2002       81,167       117    2,892        (4,365)     54,446      29,320    (7,769)    155,808
Transfer of 2001 net income              -         -        -             -      21,551     (29,320)    7,769           -
Final dividends paid                     -         -        -             -     (14,952)          -         -     (14,952)
Interim dividend                         -         -        -             -           -           -    (9,277)     (9,277)
Absorption of deficit during
development stage                        -         -        -         4,365      (4,365)          -         -           -
Cumulative translation
adjustment
of foreign affiliates                    -         -    1,944             -           -           -         -       1,944
Price-level restatement              2,435         3       82             -       1,588           -      (148)      3,960
Net income for the year                  -         -        -             -           -      33,856         -      33,856
--------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2002
(As restated, Note 40)              83,602       120    4,918             -      58,268      33,856    (9,425)    171,339
--------------------------------------------------------------------------------------------------------------------------
Restated to constant Chilean
pesos of December 31, 2003 (as
restated,
Note 40)                            84,438       121    4,967             -      58,850      34,195    (9,519)    173,052
--------------------------------------------------------------------------------------------------------------------------

Balances as of January 1, 2003      83,602       120    4,918             -      58,268      33,856    (9,425)    171,339
Transfer of 2002 net income              -         -        -             -      24,431     (33,856)    9,425           -
Interim dividend                         -         -        -             -           -           -    (7,952)     (7,952)
Final dividends paid                     -         -        -             -     (17,930)          -         -     (17,930)
Cumulative translation
adjustment
of foreign affiliates                    -         -   (6,568)            -           -           -         -      (6,568)
Price-level restatement                836         1       49             -       1,008           -        24       1,918
Net income for the year                  -                                -           -      32,005         -      32,005
--------------------------------------------------------------------------------------------------------------------------

Balances as of December 31, 2003    84,438       121   (1,601)                   65,777      32,005    (7,928)    172,812
--------------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


Common stock:

331,316,623 common shares with no par value represent Provida's authorized, issued, and outstanding common stock at December 31, 2003.

Majority shareholders:

--------------------------------------------------------------------------------------------------------------------------
                                                                      Years ended December 31,
                                           -------------------------------------------------------------------------------
                                                     2001                      2002                       2003
--------------------------------------------------------------------------------------------------------------------------
                                             Purchases      Sales      Purchases      Sales      Purchases      Sales
                                              Shares       Shares       Shares       Shares       Shares        Shares

BBVA Pensiones Chile S.A.                              -           -             -           -             -            -
The Bank of New York (C.1375 SVS)                762,675   2,175,000    11,631,195  22,728,455    25,048,980   21,713,505
BBVA Securities Inc.                                   -     525,000             -   1,050,000             -            -
--------------------------------------------------------------------------------------------------------------------------

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

However, Provida cannot distribute as dividends the part of earnings generated by investee companies, which should be allotted to cover the balance of the account "Development Period Accumulated Deficit" of the respective companies. In the year 2002, the balance of this account was transferred to retained earnings.

Accumulated deficit during development stage:

Accumulated deficit during development stage is the result of organizational and start-up expenses incurred by foreign related companies. Such expenses are recorded directly against equity as permitted by the SAFP. The deficit originated in each related company is offset by the net income generated by the corresponding company after the commencement of the operating stage which flows through retained earnings in shareholders' equity. At year-end 2002 and 2003, this account is zero.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


Other Reserves - Cumulative Translation Adjustment:

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants. As of December 31, 2002 and 2003 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso total MCh$4,967 and MCh$(1,601), respectively, and are included under the caption "Other reserves" within the shareholders' equity of the Consolidated Balance Sheets.

----------------------------------------------------------------------------------------------------
                                                                               As of December 31,
                                                                           -------------------------
                                                                               2002          2003
Cumulative translation adjustment                                              MCh$          MCh$
----------------------------------------------------------------------------------------------------

Balance at beginning of the year                                                2,921         4,918
Foreign exchange translation adjustments (Provida Internacional)                1,963        (6,568)
Price-level restatement of cumulative translation adjustment                       83            49
----------------------------------------------------------------------------------------------------
Total                                                                           4,967        (1,601)
----------------------------------------------------------------------------------------------------

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors' intention is to pay an interim dividend in October. The Board of Directors' meeting held on September 23, 2003 agreed to pay the interim dividend No. 41 of MCh$7,952 (historical) corresponding to Ch$24 per share.

In-hand shares: There are not any.

Final Dividends. The Ordinary Meeting of shareholders held on April 28, 2003 approved to distribution of a final dividend of Ch$82.12 per share out of income for the year 2002, that was paid on May 23, 2003.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 26. OTHER OPERATING REVENUE

The detail of other operating revenue is as follows:
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Years ended December 31,
                                                                                       2001          2002         2003
                                                                                   (As restated      (As
                                                                                     Note 40)      restated
                                                                                                   Note 40)
                                                                                       MCh$          MCh$         MCh$
-------------------------------------------------------------------------------------------------------------------------
a.   Insurance Contract Settlements: (1)
        o  Preliminary settlements contract, August 93 - July 95                         187            -             -
        o  Preliminary settlements contract, August 95 - July 97                       1,398           88             -
        o  Preliminary settlements contract, August 97 - July 99                         388          309             6
        o  Preliminary settlements contract, August 99 - July 01                         558        2,148           482
        o  Preliminary settlements contract, August 01 - July 03                           -          435           617
b.   Additional revenue from contributions before January 1, 1988 (1)                    656          607           530
c.   Surcharge and collection costs (1)                                                   47           13            25
d.   Revenues from services rendered by Administradora de Fondos de Cesantia
     Chile S.A. (2)                                                                        -          218           736
e.   Other operating revenues from AFP Genesis Ecuador, AFP Porvenir Republica
     Dominicana (3)                                                                      426        1,798         1,849
-------------------------------------------------------------------------------------------------------------------------
Totals                                                                                 3,660        5,616         4,245
-------------------------------------------------------------------------------------------------------------------------

(1) Other operating Revenues is derived from favorable settlements from Insurance Contracts, recognition of net interest revenues, recovery of pending additional contributions (see Note 8 d) and collection of surcharge and collections costs for contributions not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

(2) Revenue from services provided and software sold to Administradora de Fondos de Cesantia Chile S.A., as detailed in Note 33.

(3)  Revenue as described in (1) for the Company's subsidiaries.

NOTE 27. OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                       Years ended December 31,
                                                                                   2001          2002           2003
                                                                                   MCh$          MCh$           MCh$
-----------------------------------------------------------------------------------------------------------------------
Gain on sale of Afore Profuturo                                                  26,443             -              -
Gain on sale of AFPC Porvenir Colombia                                                -             -          8,585
Rental of premises                                                                  597           579            673
Gain on sale of assets                                                                7            12             20
Penalty interest                                                                     20            18             12
Fraud recovery                                                                        -             -             82
Other                                                                                35            41            200
-----------------------------------------------------------------------------------------------------------------------
Total                                                                            27,102           650          9,572
-----------------------------------------------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 28. DIRECTORS' FEES

Directors received fees as follows:

--------------------------------------------------------------------------------
                                                Years ended December 31,
                                            2001          2002           2003
                                            MCh$          MCh$           MCh$
--------------------------------------------------------------------------------
Attendance fees                              186           111             78
Other fees                                     4             7              5
--------------------------------------------------------------------------------
Total                                        190           118             83
--------------------------------------------------------------------------------

NOTE 29. INTEREST EXPENSES

Interest expenses were as follows:

--------------------------------------------------------------------------------
                                                Years ended December 31,
                                            2001          2002           2003
                                            MCh$          MCh$           MCh$
--------------------------------------------------------------------------------
Interest on BBVA loan                      1,072           501            199
Interest on Bank loans                       778           474            384
Use of bank overdrafts                       652            86            445
Amortization of debt issuance costs          133           134             59
Interest on leasing contracts                 52            49             46
Others                                       321           268            227
--------------------------------------------------------------------------------
Total                                      3,008         1,512          1,360
--------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements


NOTE 30. OTHER EXPENSES

a.   Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$1,293, MCh$1,519 and MCh$1,732 for the years ended December 31, 2001, 2002 and 2003, respectively. These expenses are affected by the disability severity of the participant and the associated medical costs.

b.  Other non-Operating Expenses

The detail of other non-operating expenses is as follows:

--------------------------------------------------------------------------------
                                                    Years ended December 31,
                                                  2001       2002        2003
                                                  MCh$       MCh$        MCh$
--------------------------------------------------------------------------------
Rental expense                                    123         222         333
Loss on sale of assets                             67           8           1
Fines by SAFP                                       4           4          35
Disposal of Property, Plant and Equipment           5           3           3
Insurance deductible expense                        -           -          62
Other                                              34          63         116
--------------------------------------------------------------------------------
Total                                             233         300         550
--------------------------------------------------------------------------------

NOTE 31. PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement is as follows:

--------------------------------------------------------------------------------
                                                 Years ended December 31,
                                          --------------------------------------
                                              2001          2002
                                          (As restated  (As restated
                                            Note 40)      Note 40)       2003
--------------------------------------------------------------------------------
                                              MCh$          MCh$         MCh$
--------------------------------------------------------------------------------
Shareholders' equity                          4,166         3,999       1,918
Other assets                                (5,217)       (2,925)     (1,189)
Property, plant and equipment, net            (936)         (903)       (300)
Liabilities                                   (972)           599         288
Accumulated depreciation                        171           175          57
Income statement amounts                        404           842           4
--------------------------------------------------------------------------------
Net charge (credit) to income               (2,384)         1,787         778
--------------------------------------------------------------------------------

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

NOTE 32. SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

-----------------------------------------------------------------------------------------------------------
                                                                                   Years ended December 31,
                                                                                   2001      2002      2003
                                                                                   MCh$      MCh$      MCh$
-----------------------------------------------------------------------------------------------------------
a.   Collection services contracts
     Costs charged to the "Administrative expenses" account In the Consolidated
     Statements of Income

a.1) Banco del Estado de Chile Line of business: Banking activities
     Value of service including VAT: UF 0.053 per payroll
     Net costs recorded                                                             175       172       234
     Amount owed                                                                     14        71        26
     Form of payment: cash

a.2) Banco Santander Santiago
     Line of business: Banking activities
     Value of Service including VAT: UF 0.022 per payroll
     Net costs recorded                                                              82        77        88
     Amount owed                                                                     13         7        15
     Form of payment: cash

a.3) Banco de Chile
     Line of business: Banking activities
     Value of service including VAT(*): UF 0.041 by payroll
     Net costs recorded                                                               4         4         4
     Amount owed                                                                      1         1         1
     Payment:  cash
     (*) Puerto Williams branches only.

a.4) BBVA Banco
     Line of business:  Banking activities
     Value of service including VAT (*): UF 0.026 by payroll
     Net costs recorded                                                               -         -       181
     Amount owed                                                                      -         -        21
     Payment: cash
     (*) Contract outstanding since February 1, 2003

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------
                                                                                   Years ended December 31,
                                                                                   2001      2002      2003
                                                                                   MCh$      MCh$      MCh$
-----------------------------------------------------------------------------------------------------------
a.5) Caja de Compensacion Los Andes
     Line of business:  Compensation Administrator
     Value of service including VAT: Ch$90.84 per payroll and Ch$16.33 per register, readjustable semi-annually
     Net costs recorded                                                               6        22        39
     Amount owed                                                                      2         2         7
     Payment: cash
     Contract outstanding since June 2001

a.6) Caja de Compensacion Los Heroes
     Line of business:  Compensation Administrator
     Value of service including VAT: Ch$90.84 per payroll and Ch$16.33 per register, readjustable semi-annually
     Net costs recorded                                                               -         1         6
     Amount owed                                                                      -         -         1
     Payment: cash
     Contract outstanding since October 2001

a.7) Caja de Compensacion La Araucana
     Line of business:  Compensation Administrator
     Value of service including VAT: Ch$90.84 per payroll and Ch$16.33 per register, readjustable semi-annually
     Net costs recorded                                                               -         6        15
     Amount owed                                                                      -         1         1
     Payment: cash
     Contract outstanding since October 2001

a.8) Servicios de Administracion Previsional Line of business: Electronic collection services Value of service including VAT: Ch$91.00 per payroll by a factor
     between 1 and 0.1765, depending on the number of payroll paid and Ch$16.33 per register readjustable semi-annually.
     Net costs recorded                                                               -         4        18
     Amount owed                                                                      -         -        44
     Payment: cash
     Contract outstanding since May 2001

a.9) Caja de Compensacion 18 de Septiembre
      Line of business:  Compensation Administrator
      Value of service including VAT: Ch$90.84 per payroll and Ch$16.33 per register, readjustable semi-annually
      Net costs recorded                                                              -         -        11
      Amount owed                                                                     -         -        11
      Payment: cash
      Contract outstanding since October 2001

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

b.   Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory reserve resulting in costs included in "Administrative Expenses", are as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                 2001          2002         2003
                                                 MCh$          MCh$         MCh$
--------------------------------------------------------------------------------
b.1. Deposito Central de Valores S.A..
     Line of business: Depositary Services
     Net costs recorded                           424           459          466
     Amount owed                                    -             -            -
     Payment: Cash

b.2  Brown Brothers Harriman & Co.
     Line of business: Banking activities
     Type services rendered: Custodian
     Net costs recorded                           210           200          343
     Amount owed                                   90           189            -
--------------------------------------------------------------------------------

c.   Stock exchange transaction services

Brokerage costs are included in "Administrative Expenses", as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                 2001          2002         2003
Bolsa de Comercio de Chile                       MCh$          MCh$         MCh$
--------------------------------------------------------------------------------
Broker commissions                                149            84           93
Fixed costs                                        53            41           41
--------------------------------------------------------------------------------
Total                                             202           125          134
--------------------------------------------------------------------------------

Bolsa de Comercio de Chile
     Line of business: Brokerage
     Amount owed: -
     Payment: Cash

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

d.   Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

Unisys (Chile) Corporation:

The service agreement includes maintenance and repair of data processing equipment, technical professional services for programming licensed products and licenses for use of product programs. The costs of these services included in "Data Processing Expenses" are MCh$14, MCh$11 and MCh$8 in the years ended December 31, 2001, 2002 and 2003, respectively.

Telefonica CTC Chile S.A.:

Telefonica CTC Chile S.A. in 2003 and Entel in prior years, provides telecommunications services for long distance and allows the transportation of wire line signals, lines and terminal equipment associated with the agreement, which were as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                 2001          2002         2003
                                                 MCh$          MCh$         MCh$
--------------------------------------------------------------------------------

Processing data expenses                           31             -          113
Administrative expenses                            32            27           96
--------------------------------------------------------------------------------
Total                                              63            27          209
--------------------------------------------------------------------------------
Amounts owed:                                      17             -            -
--------------------------------------------------------------------------------

e.   Microfilm Services

Comicrom S.A.

This company provides microfilming services. The costs incurred for these services are included in "Administrative Expenses, " and were MCh$44, MCh$45 and MCh$39 for the years ended December 31, 2001, 2002 and 2003, respectively.

f.   Design and management of centralized database

Comicrom S.A.

This company has a service agreement with Provida for the management, safekeeping and maintenance of the participant database, which contains the customer data transferred since 1981and respective contributions. Provida accesses and manager this database through centralized consultation. The agreement was signed on March 1, 2000. The costs for these services were MCh$51, MCh$110 and MCh$53 for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in "Administrative Expenses."

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

g.   Agreement for supplying digital forms

This contract is for the implementation of an information capture process for participant contribution forms and other documents related to the Administrator's operations, using digital imaging technology in general forms. This contract is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida requirements. The effect in income is included in "administrative expenses" of MCh$567 in 2001, MCh$382 in 2002 and MCh$264 in 2003.

Amounts owed to Comicron S.A.: MCh$NIL in 2001, MCh$37 in 2002 and MCh$NIL in 2003.

h.   Transmission and reception of electronic messages service

Transbank S.A.

This company has an agreement with Provida to electronically transfer information through electronic mailboxes specialized in processing free form messages. The costs for these services were MCh$10, MCh$14 and MCh$8 for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in "data processing expenses".

i.   Rental and maintenance equipment contracts

Xerox de Chile S.A.

The company has a contract with Provida for photocopy equipment rental, technical service, and maintenance of printers. The costs for these services were MCh$113, MCh$104 and MCh$54 for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in "administrative expenses".

Amounts owed were MCh$3, MCh$3 and MCh$3 for the years ended December 31, 2001, 2002 and 2003, respectively.

j.   Other minor services

Other contracts with Wackenhut Ltda. and Slim Ltda. (cleaning services), Comunicaciones Capitulo S.A. (telephone line), resulted in costs of MCh$96, MCh$115 and MCh$117 for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in "administrative expenses".

Amounts owed were MCh$8, MCh$ NIL and MCh$ NIL for the years ended December 31, 2001, 2002 and 2003.

NOTE 33.  TRANSACTIONS WITH RELATED PARTIES

a.   Amounts

Significant transactions with related companies for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------
              Company                        Transaction              Amount of transactions   Effect on income Gain (loss)
                                                                        2001   2002    2003             2001      2002    2003
------------------------------------------------------------------------------------------------------------------------------
 BBVA Pensiones Chile S.A.(a)           Pending Balance         Th UF    873    702     180    MCh$   (1,072)     (501)   (158)
                                        Lease                   MCh$      35     36      71    MCh$        35       36      71

 BBVA S.A. Oficina de
 Representacion Chile (b)               Lease                   MCh$       -     22       9    MCh$         -       22       9

 BBVA Corredores de Bolsa S.A. (b)      Financial services      MCh$      60     56      48    MCh$      (60)      (56)    (48)

 BBVA Chile S.A. (b)                    Lease                   MCh$       -      -     678    MCh$         -        -     354

 BBVA Compania de Seguros de Vida
 S.A. (b)                               Paid premiums           MCh$       -      -   8,419    MCh$         -        -  (8,419)
                                        Paid claims             MCh$       -      -     610    MCh$         -        -    (610)

 Servicio de Adm. Previsional S.A.(c)  Collections services     MCh$       -      4      18    MCh$         -      (4)     (18)
                                        Pending balance         MCh$       -      -     235    MCh$         -        -      12

 Administradora de Fondos de            Technological support
 Cesantia Chile S.A. (c)                services                MCh$       -    218     491    MCh$         -      218     491
                                        Computer system sale    MCh$       -      -     428    MCh$         -        -     246

Nature of relationship:

(a) Parent
(b) There is a relationship through common shareholder BBVA Group.
(c) Affiliated Company

b.   Transactions

BBVA Pensiones S.A.

The purchase agreement, through which Provida acquired 89.1% of the equity ownership of the company formerly known as AFP Proteccion S.A. was consummated at a price of UF1,506,001.59 plus US$100,000,000, payable in 9 variable semiannual installments maturing from May 15, 1999. The calculation of interest is at six month-LIBOR plus 2.25 percent per year, in the case of dollars and 180 day-TAB rate plus 2.00 percent in the case of UF. The US dollar denominated debt was fully paid off and the UF denominated debt was renegotiated to 90 day-TAB rate plus 0.75 percent (1.00 percent until June 12, 2001). At year-end 2003, the balance of this debt is UF179,942.39 plus interest equivalent to UF1,242.60 with a 5.65% rate.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Short term

Semiannual installments are due under an agreement with BBVA Pensiones Chile S.A. maturing on May 15, 2004, equivalent to UF179,942.39 plus interest amounting to UF1,242.60 accrued for MCh$3,066 at year-end. At December 31, 2002, the balance was UF350,535.07 plus interest amounting to UF915.07 equivalent to MCh$5,944.

Long term

At December 31, 2002, the balance was UF179,942.39 equivalent to MCh$3,043 and at December 31, 2003, the balance was 0.

NOTE 34. HEDGE CONTRACTS

At December 31, 2003 the detail of hedge contracts, recorded in conformity with
Note 2, is as follows:

                                                                                        Balance sheet / income statement effect
                                                        Purchase          Hedge
Type of  Type of   Contract      Maturity or   Specific   sale          amount or
 hedge   contract   amount        expiry         item   /position      transaction        Asset/liability     Effect on income
                                                                    Name       Amount      Name    Amount   Realized Unrealized
                                                                                                   MCh$      MCh$      MCh$
                                                                    Loan in
FR       CCPE      15,000,000   I quarter 2004    US$     P         US$      15,000,00   Creditors    443      -         -
                                                                    Closing
FR       CCPE      15,000,000   I quarter 2004    US$     S         position 15,000,00   Creditors    439       -       (4)

CCPE: Contract for hedge of existing items

NOTE 35. COMMITMENTS AND CONTINGENCIES

a.   Guarantees granted

AFP Provida, authorized by the Extraordinary Meeting of Shareholders held on January 7, 2002, guaranteed Administradora de Fondos de Cesantia de Chile S.A., debt amounting to UF 400,000, in order to comply with its agreement concerning the Administration of Unemployment Insurance.

The guarantee delivered by AFP Provida S.A. of 38.46% of the aforementioned amount to cover possible payments of certificate of deposits entered into by the aforementioned Sociedad Administradora de Fondos de Cesantia de Chile S.A., as well as for respective promissory notes.

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

The Company's contingency is approximately MCh$20,422. The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and application of the previously mentioned State Guarantee. Pension fund participants' claims against insurance companies would be subject to the privilege established in Article 2,472, No. 4 of the Civil Code.

The Company believes that the probability of its having to pay out these amounts is remote and therefore has not accrued a provision.

c.   Litigation

Provida has filed a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Funds when the bank made extraordinary write-offs of mortgage-backed bonds in violation of the applicable legal and contractual statutes in 1986. In a subsequent action, Provida filed a demand for payment based on Law No. 18,010.

In 1993, 1995 and 1997, the labor union, which represents certain Provida employees, filed actions against Provida on behalf of the union members for 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the labor Court of Santiago, alleges certain miscalculations of payment of contractually required profit sharing in those periods. According to Provida's legal advisors' opinion, none of these lawsuits would have a material impact on the Provida's financial position, results of operations or cash flows.

For the year ended December 31, 2003 there were 55 labor lawsuits presented by the Administrator's former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$557. However, management believes that none of these lawsuits would have a material impact on the Provida's financial position, results of operations or cash flows.

d.   Derivative financial instruments

Provida has foreign exchange forward contracts as of December 31, 2003 in order to hedge changes in the US dollar exchange rate, which would affect their liabilities denominated in US dollars. These contracts are explained in Note 34.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Market value of gains or losses on futures contracts are recognized offsetting foreign exchange losses or gains on those liabilities. These contracts resulted in gains of MCh$426 for the year ended December 31, 2001, respectively, and a loss of MCh$251 and MCh$4 as of December 31, 2002 and 2003.

e.   Unremitted deductions from participants' pay

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987.

The amount of pension contributions that have not been declared nor paid by employers has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increase by indexation and interest.

The estimated amounts are as follows:
                                                                Unaudited
--------------------------------------------------------------------------------
                                                           As of December 31,
                                                           2002           2003
--------------------------------------------------------------------------------
                                                           MCh$           MCh$
--------------------------------------------------------------------------------
Declared contributions                                    84,182         92,269
Originating from unreconciled accounts                       259            266
--------------------------------------------------------------------------------
Total                                                     84,441         92,535
--------------------------------------------------------------------------------

f.   Investment Abroad

o As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, AFP Provida, as well as other administrators, is taking part in these projects through capital contributions and sales of their internally developed software.

o At year-end, the Administrator maintains investments, through its subsidiary Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership over the paid-in capital and an investment equivalent to US$4,096,919; in Genesis AFP (Ecuador) with a 99.999994% ownership and investment equivalent to US$2,855,282; in Afore Bancomer (Mexico) with a 7.5% ownership and an investment equivalent to US$66,263,572; in AFP Crecer (formerly AFP Porvenir, El Salvador) with a 19.00% ownership and an investment equivalent to US$15,384,686 and AFP Porvenir Republica Dominicana with a 99.9999% ownership and an investment equivalent to US$4,306,470.

g.   Statement of Cash Flow - cash flow related to transaction booked as equity

o Provida International S.A. agreed to enter into a contract with Grupo Nacional Provincial Pensiones S.A. de C.V. of Mexico, in virtue of which Provida Internacional sold its total ownership in Afore Profuturo GNP, S.A. de C.V. amounting to 14.45%. The agreed price is equivalent to MCh$42,027 which was paid in cash when the contract was signed. Such transaction was performed in March 2001, once the corresponding government authorization was obtained in Mexico, which resulted in a gain recognized of MCh$26,443.

h.   Mandatory investments

o The Company, as disclosed in Note 6, is responsible for a minimum return on its investments. Should that minimum return not meet the requirements, the Company may make up the difference with gains on its mandatory investment or buying more shares in the Pension Fund. To date, the minimum return has met the requirements.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

NOTE 36. OPERATING REVENUES AND EXPENSES BY FUND

The operating Revenues and expenses by fund for the year ending December 31, 2001, 2002 and 2003 are as follows:

Year 2001

----------------------------------------------------------------------------------------------------------------
A.   OPERATING REVENUES
                                                  Fund        Fund        Fund       Fund        Fund
                                                 Type A      Type B      Type C     Type D      Type E     Total
                                                  MCh$        MCh$        MCh$       MCh$        MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
    Fixed fee                                        -           -        6,307        -           -       6,307
    Variable fee                                     -           -       85,994        -           7      86,001

Fees from programmed withdrawals and
temporary income
    Variable fee                                     -           -          769        -           3         772

Gains on mandatory investments                       -           -        6,439        -           6       6,445
----------------------------------------------------------------------------------------------------------------
Total                                                                    99,509                   16      99,525
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
B.   OPERATING EXPENSES (As restated, Note 40)
                                                   Fund       Fund        Fund      Fund        Fund
                                                  Type A     Type B      Type C    Type D      Type E      Total
                                                   MCh$       MCh$        MCh$      MCh$        MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Life and disability insurance premium expenses        -          -       33,879        -           1      33,880
Sales personnel payroll expenses                      -          -        9,068        -           -       9,069
Commissions paid for custody of securities
    National                                          -          -   -      424        -           -         424
    Foreign                                           -          -          210        -           -         210
Commissions paid on investment principals abroad
Stock exchange transaction expenses                   -          -           61        -           8          69
Transporting of securities and insurance              -          -            5        -           -           5
--------------------------------------------------------------------- ------------------------------------------
Total                                                 -          -       43,647        -           9      43,657
----------------------------------------------------------------------------------------------------------------

Other operating expenses not included in the previous table are directly or indirectly related to the Type 1 Pension Fund.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Year 2002

----------------------------------------------------------------------------------------------------------------
A. OPERATING REVENUES
                                                   Fund       Fund        Fund      Fund        Fund
                                                  Type A     Type B      Type C     Type D      Type E     Total
                                                   MCh$       MCh$        MCh$       MCh$        MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
    Fixed Fee                                        20        462        5,699      104          25       6,310
    Variable Fee                                    347      5,808       80,746    1,377         471      88,749

Fee s from programmed withdrawals and
temporary income
    Variable Fee                                      -          -          769        9          15         793

Gains on mandatory investments                       17         98        4,685       76          31       4,907
----------------------------------------------------------------------------------------------------------------
Total                                               384      6,368       91,899    1,566         542     100,759
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
B. OPERATING EXPENSES (As restated, Note 40)
                                                   Fund       Fund        Fund      Fund        Fund
                                                  Type A     Type B      Type C    Type D      Type E      Total
                                                   MCh$       MCh$        MCh$      MCh$        MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Life and disability insurance premium expenses       66        938       32,461      189          76      33,730
Sales personnel payroll expenses                      -          -        7,791        -           -       7,791
Commissions paid for custody of securities
    National                                          1          8          440        7           3         459
    Foreign                                           1         10          176        9           4         200
Stock exchange transaction expenses                   -          -          125        -           -         125
----------------------------------------------------------------------------------------------------------------
Total                                                68        956       40,993      205          83      42,305
----------------------------------------------------------------------------------------------------------------

Other operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Year 2003

----------------------------------------------------------------------------------------------------------------
A. OPERATING REVENUES
                                                   Fund       Fund        Fund       Fund       Fund
                                                  Type A     Type B      Type C     Type D     Type E     Totals
                                                   MCh$       MCh$        MCh$       MCh$       MCh$       MCh$
----------------------------------------------------------------------------------------------------------------
Fees for contribution deposits
Fixed fee                                           169      2,793        2,805      565         129       6,461
Variable fee                                      3,112     35,910       43,692    7,678       2,561      92,953

Fees from programmed withdrawals
and temporary income
Variable fee                                          -          1          524      221          86         832

Gains on mandatory investments                      400      1,845        6,588      833         140       9,806
----------------------------------------------------------------------------------------------------------------
Total                                             3,681     40,549       53,609    9,297       2,916     110,052
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
B. OPERATING EXPENSES
                                                   Fund        Fund       Fund       Fund       Fund
                                                  Type A      Type B     Type C     Type D     Type E      Total
                                                   MCh$        MCh$       MCh$       MCh$       MCh$        MCh$
----------------------------------------------------------------------------------------------------------------

Life and disability insurance premium expenses      962     12,411       28,217    2,271         839      44,700
Sales personnel payroll expenses                      -          -        8,999        -           -       8,999
Commissions paid for custody of securities
National                                              9         56          341       45          15         466
Foreign                                               3         19          311        8           2         343
Stock exchange transaction expenses                   3         18           93       15           5         134
----------------------------------------------------------------------------------------------------------------
Total                                               977     12,504       37,961    2,339         861      54,642
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

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

NOTE 37. SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded provisions of MCh$55 and MCh$30 in 2002 and 2003, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 38. SANCTIONS

a) Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 0007, on January 23, 2003 SAFP assessed the Administrator a penalty of UF 50, for breaking regulations concerning excessive investment.

In accordance with Resolution No. 0008, on January 23, 2003 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations concerning the remittance of information regarding the compliance with social security obligations of employers from outlying areas.

In accordance with Resolution No. 0017, on April 10, 2003 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations forcing trade of instruments of the Pension Funds in secondary formal exchange markets.

In accordance with Resolution No. 0023, on May 20, 2003 SAFP assessed the Administrator a penalty of UF 300, for deficiencies detected in the calculation of the coverage for Disability insurance of participants that have requested their disability to be considered as such.

In accordance with Resolution No. 0027, on June 17, 2003 SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning investment abroad.

In accordance with Resolution No. 0029, on August 25, 2003 SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning investment limits on equity securities in a Pension Fund.

In accordance with Resolution No. 0037, on October 6, 2003 SAFP assessed the Administrator a penalty of UF 600, for noncompliance with regulations concerning collection of social security payments and maintenance of subsidiary ledgers of Type C Pension Fund accounting.

In accordance with Resolution No. 0038, on October 23, 2003 SAFP assessed the Administrator a penalty of UF 500, for breaking regulations concerning calculation, documentation and payment of social security benefits.

In accordance with Resolution No. 0042, on December 18, 2003 SAFP assessed the Administrator a penalty of UF 400, for breaking regulations concerning the issuance of statements of accounts regarding Recognition Bond.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

NOTE 39.  DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

--------------------------------------------------------------------------------
                                                     Percentage      Number of
                                                       holding     shareholders
--------------------------------------------------------------------------------
a) As of December 31, 2002
10% holding or more                                      74.45                2
Less than 10% holding with
    Investment of UF 200 or more                         23.88            1,215
Less than 10% holding with
    Investment of less than UF 200                        1.67            1,339
--------------------------------------------------------------------------------
Total                                                   100.00            2,556
--------------------------------------------------------------------------------
Controlling shareholder (BBVA Pensiones Chile S.A.)      51.62                1
--------------------------------------------------------------------------------

b) As of December 31, 2003
10% holding or more                                      75.58                 2
Less than 10% holding with
    Investment of UF 200 or more                         24.16             1,753
Less than 10% holding with
    Investment of less than UF 200                        0.26               720
--------------------------------------------------------------------------------
Total                                                   100.00             2,475
--------------------------------------------------------------------------------
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)  51.62                 1
--------------------------------------------------------------------------------

(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in
Spain.

NOTE 40. CORRECTION OF AN ERROR

In accordance with written communication No. 1312 dated January 22, 2004 from the Superintendency of Pension Funds Administrators (SAFP), a more appropriate measurement methodology to clearly match expenses and revenue related to higher casualty rate experience for the Disability and Survival pension premium was established.

The Company accounting policy had been to recognize the expense of the insurance contracts during the contract year based on the agreed provisional rate. At the end of the contract year the Company would recognize the difference between the actual casualty rate experience for that contract year and the agreed provisional rate as an increased expense or other income immediately. As the end of the contract year did not always coincide with the end of the Company's accounting year end the actual casualty experience was not always recognized during the appropriate accounting year.

The Company changed its accounting policy to recognize the difference between management's best estimate of the actual casualty rate experience and the agreed provisional rate on a monthly basis based on historical experience (and current information provided by the insurance carrier). This new accounting policy results in a more appropriate matching of the actual insurance costs incurred during the appropriate accounting year.

For 20-F purposes the Company has restated the Chilean financial statements translated into English to recognize the correction of this error for the years 2001 and 2002 in accordance with United States Accounting Principles Board 20, "Correction of an Error". The effects are disclosed below.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

A summary of the significant effects of the restatement is as follows:

------------------------------------------------------------------------------------------------------------------
                                    As of January 1, 2001     As of December 31, 2001     As of December 31, 2002
                                       As                         As                          As
                                   previously                 previously                  previously
                                    reported   As restated     reported   As restated      reported    As restated
                                      MCh$        MCh$           MCh$         MCh$           MCh$          MCh$
------------------------------------------------------------------------------------------------------------------
Balance sheet data:
Provision for unfavorable
casualty rate                                                     3,714      10,128           2,831        9,623
Deferred income tax - assets                                        109       1,158             127        1,248
Retained earnings                                                84,425      79,060          89,196       83,526
Opening retained earnings             74,142      71,933
Opening shareholders' equity         151,381     149,172

Total shareholders' equity                                      167,452     162,087         178,723      173,052

Income Statements:
Insurance premium expenses, net
of tax                                                         (30,658)    (33,880)        (33,421)     (33,730)
Price-level restatement (loss)
gain                                                              2,324       2,384         (1,944)      (1,787)
Net income                                                       33,663      30,502          34,347       34,195

NOTE 41. SIGNIFICANT EVENTS

Law No.19,795 was published in the Official Gazette on February 28, 2002, introducing changes in Act 3,500 of 1980, increasing the number of existing Pension Funds from two to five by each Administrator, each with a different percentage mix of investments in financial debt securities and equity securities. Also, it introduced changes concerning investment in the Funds, increasing the limits and instruments authorized for investment abroad and improving the investment of Pension Funds in the country.

SAFP issued Circular No. 1235 on October 14, 2002, regulating Financial Report, Annual Report and calculation of net shareholders equity of AFP's . This Circular revokes Circulars No. 482, 957 and 958 and Chapters I, III and IV of the Circular No. 180.

The Board of Directors' meeting held on January 21, 2003 approved leasing contracts with BBVA Banco in Santiago, Rancagua and Concepcion. These leasings would involve annual sublease income between UF 51,480 and UF 62,667, and annual expenses between UF 16,610 and UF 18,622. The aforementioned leasing meets similar equity conditions ruling in the market.

The same meeting approved service contracts concerning the collection of social security payments and pension payment by BBVA Banco, which would be paid within price ranges that banks generally charge for these services.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

In the Board of Directors' meeting held on March 18, 2003 the Chief Executive Officer noted the following:

The extraordinary meeting of shareholders of the investee Company "Servicios de Administracion Previsional S.A." held on March 27, 2003 approved a capital increase of MCh$1,300 through the issuance of 61,646 new shares. From that capital increase, A.F.P. Provida S.A. should subscribe and pay 37.8%, that is, 23,302 shares amounting to MCh$491.

The Board of Director agreed to summon an Ordinary Meeting of Shareholders to be held on April Monday 28, 2003.

In the Board of Directors' meeting held on April 22, 2003 the Chief Executive Officer noted the following:

An Extraordinary Meeting of Shareholders of the investee company "Sociedad Administradora de Fondos de Cesantia de Chile S.A." will be held on April 28, 2003 to approve a capital increase of UF 150,000 through the issuance of 15,000 new shares. From such capital increase, Provida would subscribe and pay 37.8%, that is, 5,670 shares amounting to UF 56,700.

The leasing contract with BBVA Pensiones Chile S.A. will be changed, increasing leased spaces to be used by the "Unified Technological Platform for Pension Fund Administrators in the Americas" project, maintaining the value per square meter and increasing the value of the monthly lease from UF 598 to UF 667.

The Ordinary Meeting of Shareholders held on April 28, 2003 approved the following matters:

     -    Annual report, balance sheets and financial statements.

     - Appointment of La Segunda newspaper to publish summons to Meetings of Shareholders.

     - Distribution of a final dividend of Ch$82.12 per each share charging income for the year 2002, whose payment will be made beginning May 23, 2003. Also, the interim dividend of Ch$28 that was paid in October 2002 was ratified.

     -    Appointment of Deloitte & Touche as external auditors.

AFP Provida S.A. Board of Directors' meeting held on June 30, 2003 agreed the following:

Awarding the public bid for the Disability and Survival Insurance Contract to BBVA Seguros de Vida S.A., that will span for a seventeen-month period from August 1, this year, for a monthly amount of UF 2,150.

Opening a credit line with Bilbao Vizcaya Argentaria, Chile Bank up to the sum of MCh$20 to be used in similar conditions generally ruling in the market.

AFP Provida S.A. Board of Directors' Extraordinary Meeting held on August 28, this year agreed to approve, through its subsidiary company, Provida Internacional S.A., that it will negotiate the sale of its ownership in A.F.P.C. Porvenir in Colombia and also the acquisition of all shares of A.F.P. Porvenir in the Dominican Republic, properly authorizing the administration for such purposes. These transactions are subject to due diligence processes and other processes inherent in this type of negotiations, and would involve, if they are consummated, transaction values of 26.8 million U.S. dollars approximately.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

On September 30, 2003 the Administrator informed that the negotiations have been completed and the following transactions have been approved, that were approved by the Board of Directors and reported to the public, and they are:

1. Sale of Provida International S.A.'s ownership in AFPC Porvenir S.A. in Colombia, representing 20% of the share capital of such company, amounting to ThUS$26,785.

2. Purchase by Provida International S.A. of all shares of AFP Porvenir S.A. in the Dominican Republic, amounting to ThUS$15,385.

The aforementioned sum, with respect to the share ownership transfer, is gross and subject to taxes in conformity with Colombian laws.

The Administrator noted the following:

o The sale of our ownership in AFPC Porvenir S.A. in Colombia resulted in a net effect on the Company's income at December 31, 2003 of ThUS$8,873 equivalent to MCh$5,865, at the exchange rate of Ch$660.97 per dollar. This amount results from the sales price less tax estimates and the value of assets.

o The purchase of AFP Porvenir S.A. in the Dominican Republic resulted in goodwill from investments of ThUS$10,879, equivalent to MCh$7,191, at the exchange rate of Ch$660.97 per dollar. For this calculation the Company's interim financial statements were used.

o In accordance with Written Communication No. 1312 of January 22, 2004, SAFP mandated that provisions be established for experienced higher casualty rates of Disability and Survival Insurance Contracts. The administrators should recognize in their quarterly financial statements loss contingencies arising from experience under such contracts. Evolution of casualty rates of current contracts and expired contracts should be periodically reviewed in order to establish the amounts of appropriate estimated provisions that should be recognized. In accordance with these instructions, to recognize the changes in the casualty rates provision, the Administrator has decreased net income for the year 2002 by MCh$152, for the year 2001 MCh$3,161, and for the prior years of MCh$2,209. (See Note 40).

NOTE 42. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which differ in certain significant aspects from generally accepted accounting principles in the United States of America (U.S. GAAP).

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

b.   Translation of financial statements of investments outside of Chile:

Provida's operations outside of Chile are not considered extensions of the parent company's operations and are therefore remeasured into U.S. dollars (Latin American Countries, mainly) under Technical Bulletin No.64 as follows:

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

The foreign currency translation procedures prescribed by Chilean GAAP are part of the comprehensive basis of preparation of price-level adjusted financial statements. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and accordingly are not eliminated in the reconciliation to U.S. GAAP as allowed under item 17 of the Securities and Exchange Commission's (SEC) rules. In addition, as provided by the AICPA International Task Force, Technical Bulletin No. 64 is exempted for purposes of any U.S. GAAP - Chilean GAAP difference, as it is considered theoretically similar to FAS 52 in its accounting methodology.

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

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

d.   Marketable securities:

Under Chilean GAAP, mutual funds, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments are classified as available for sale and are recorded at fair market value. Unrealized gains and losses on such investments are reflected, net of tax, as other comprehensive income as a separate component of shareholders' equity. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2001, 2002 and 2003, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

e.   Investments in related companies

Under both Chilean and US GAAP, investments in which the investor can exercise significant influence over the investee's operating and financial policies are recorded using the equity method of accounting. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee leads to a refutable presumption that the investor has the ability to exercise significant influence. Under US GAAP, the threshold is considered to be 20% or more. The corresponding adjustment is included in paragraph (n) below.

f.   Results of subsidiaries during the development stage:

Under Chilean GAAP, net losses incurred during the development stage of a subsidiary company are not charged to the income statement during the year in which they were incurred, being charged instead directly to a shareholders' equity account (subsidiary start-up deficit).

US GAAP requires that all such losses be reflected in the income statements, regardless of the stage of development the subsidiary is in. The effects of these differences are shown in the paragraph (n) below.

g.   Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over a maximum 20 year period.

Excluding goodwill and intangibles with indefinite lives acquired after June 30, 2001 which have not been amortized, under US GAAP, goodwill and identifiable intangible assets were amortized on a straight-line basis over the useful economic life, not to exceed 40 years for years ended on or before December 31, 2001. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management's judgment, the carrying value of such assets may not be recoverable.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Under US GAAP, effective January 1, 2002, Provida adopted SFAS 142, "Goodwill and Other Intangible Assets". The statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. The transitional impairment test performed under SFAS No. 142 did not result in the recognition of an impairment loss. No losses for impairment were recorded as the result of the annual impairment tests required under SFAS 142.

Had we adopted SFAS No. 142 effective January 1, 2001 and accordingly not amortized goodwill for the year ended December 31, 2001, the Company's net income and basic and diluted earnings per share would have been as follows:

                                                    2001           2002           2003
                                                  --------       --------       --------
                                               (As restated    (As restated
                                                  Note 40)        Note 40)
                                                    MCh$            MCh$          MCh$

Net income under US GAAP as reported                42,795         31,749         28,114
Add back: Goodwill amortization under US GAAP          146             --             --
                                                  --------       --------       --------

Adjusted net income under US GAAP                   42,941         31,749         28,114
                                                  ========       ========       ========

                                                    2001           2002           2003
                                                  --------       --------       --------
                                               (As restated    (As restated
                                                  Note 40)        Note 40)
                                                    MCh$            MCh$          MCh$
Basic and diluted earnings per share:
   Reported net income                                0.13           0.10           0.09
   Add back: Goodwill amortization                    0.00             --             --
                                                  --------       --------       --------

Adjusted net income                                   0.13           0.10           0.09
                                                  ========       ========       ========

h. Business combinations

During 2000, Provida, through its subsidiary, Provida International S.A., acquired 7.5% of Afore Bancomer, for the amount of ThUS$66,264. In March of 2001 and as a condition to this purchase, Provida International S.A. sold its 14.45% holding in Afore Profuturo, for the amount of ThUS$61,698 to an unrelated party.

Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial transaction. The proceeds from the sale were used to pay the debt originating in the acquisition of the stake in Afore Bancomer, while the gain on sale of Profuturo of ThUS$29,155 (MCh$19,860) was offset against the goodwill recognized from the acquisition of Bancomer.

For US GAAP purposes, the purchase of Afore Bancomer and the sale of Afore Profuturo would be accounted for as two separate transactions, recognizing the gain on sale in results of operations and recording goodwill to the extent that the amount paid exceeded the fair value of the assets acquired and liabilities assumed for the purchase. The effects of these differences are shown in the paragraph (n) below.

The sale of the participation in AFPC Porvenir S.A. in Colombia on 2003, resulted in a gain of ThUS$8,873 equivalent to MCh$5,864, at the exchange rate of Ch$660.97 per dollar, net of taxes. The difference for U.S. GAAP purposes in the gain on the sale relates to the non-amortization of goodwill under U.S. GAAP in 2002.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

The purchase of AFP Porvenir S.A. in the Dominican Republic in 2003 resulted in goodwill from investments of ThUS$10,879, equivalent to MCh$7,191, at the exchange rate of Ch$660.97 per dollar under Chile GAAP at the date of acquisition. Under U.S. GAAP, the Company is in the process of determining the fair value of the assets acquired and liabilities assumed in the acquisition. The Company expects to complete the U.S. GAAP accounting by September 2003.

The Company acquired a 99.99984% participation in AFP Porvenir S.A. in the Dominican Republic.

The Company made this acquisition in order to enhance its foreign investments in companies performing the same type of services as the Company outside of Chile.

Currently, as the Company is still completing its fair value assessment, for U.S. GAAP purposes, the goodwill recognized is equal to that recorded under Chile GAAP. Once the fair value assessment of assets acquired and liabilities assumed has been made, goodwill amortization reversed under U.S. GAAP in 2003 may be assigned to other assets requiring the adjustment of such reversal in 2004.

i. Derivatives:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement
No. 133". In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging contracts under FAS 133. SFAS No.133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

The Company adopted SFAS No. 133, as amended, on January 1, 2001. SFAS No. 133 requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount to those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes". Statement 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments.

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

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph (n) below.

Also, the Company has entered into forward exchange contracts. The treatment of such contracts for accounting purposes, under Chile GAAP, differs depending on whether they are considered speculative or hedge contracts and/or what type of transaction they may hedge as well as whether or not the unrealized portion represents a gain or loss.

The cumulative effect of the change in accounting principle in 2001 related to the adoption of FASB No. 133. Under U.S. GAAP, the cumulative effect of the change in accounting principle related to the effect of recording in income under U.S. GAAP the deferred gains recorded on forward exchange contracts for Chile GAAP purposes as of January 1, 2001. The derivative adjustment for the year ending December 31, 2001 was, similarly, to record in the income statement the unrealized gain for the year ended December 31, 2001 which had been deferred on the balance sheet for Chilean GAAP purposes.

j. Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was not expected to be realized. Beginning on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not recorded, Technical Bulletin No. 60 provides for a period of transition, while at the same time recording the deferred taxes using the liability method. Under this transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

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

o The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from income on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders' equity of the Company is included under paragraph (n) below.

k. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Proteccion in 1999 and other Chilean companies (Note 14) was determined as the difference between the book value of the assets acquired and the liabilities assumed and the purchase price.

Under U.S. GAAP, the goodwill is classified as definite lived intangible asset, customer lists. The weighted average life of the customer lists is slightly longer than the amortization period of 20 years for Chilean GAAP purposes. For the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002, this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

l. Mandatory investments

The 1% mandatory investment is accounted for as described in Note 6 for Chilean GAAP purposes. For US GAAP purposes, due to the highly liquid nature of the investment and the Company's intentions, the mandatory investment would be classified as "trading securities" under SFAS 115 with changes in fair value recorded in the income statement. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the US GAAP reconciliation in Note 42 (n).

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

m. Financial guarantee:

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantia de Chile S.A. Under Financial Accounting Interpretation 45 and Financial Accounting Standards Board Concept No. 7, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 35a.

n. Effect of Conforming to US GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States of America are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year ended December 31,
                                                             Ref.       2001             2002             2003             2003
                                                                  (As restated -   (As restated -
                                                                    see Note 40)     see Note 40
                                                                        MCh$             MCh$             MCh$             ThUS$
-----------------------------------------------------------------------------------------------------------------------------------
Net income, as shown in the Chilean GAAP
   Financial statements                                                   30,502           34,195           32,005           53,899
Investments in Related Companies                             (e)          (2,790)          (2,855)          (2,734)          (4,604)
Results of subsidiaries during the development stage         (f)              25               --               --               --
Gain on sale of Afore Profuturo, net                         (h)          18,804               --               --               --
Derivatives                                                  (i)           1,384               --           (1,324)          (2,230)
Deferred income taxes                                        (j)          (5,717)            (581)            (658)          (1,108)
Sale of AFPC Provenir Colombia                               (h)              --               --             (112)            (189)
Reversal of amortization of goodwill                         (g)              --              990              937            1,577
-----------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with US GAAP before cumulative
effect of change in accounting principles                                 42,208           31,749           28,114           47,345
Cumulative effect of change in accounting principles, net
of taxes MCh$ 102                                            (h)             587                                --               --
-----------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with US GAAP                                     42,795           31,749           28,114           47,345
Other comprehensive (loss) income:
Cumulative translation adjustments determined under
Chilean GAAP                                                               1,312            1,963           (6,568)         (11,061)
Cumulative translation adjustments related to US GAAP
adjustments                                                                  118               98             (247)            (416)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with US GAAP                           44,225           33,810           21,299           35,868
===================================================================================================================================

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

n. Effect of Conforming to US GAAP, continued:

The adjustments required to conform shareholder's equity amounts with accounting principles generally accepted in the United States are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                                          As of December 31,
                                                                     Ref.        2002            2003            2003
                                                                                 (As
                                                                               restated)
                                                                                 MCh$            MCh$            ThUS$
------------------------------------------------------------------------------------------------------------------------
Net equity, as shown in the Chilean GAAP
  Financial statements                                                          173,052         172,812         291,027
Minimum dividend (30% of Net income less interim dividends paid)     (c)           (739)         (1,674)         (2,819)
Gain on sale of Afore Profuturo, net                                 (h)         18,921          18,921          31,864
Gain on sale Porvenir Colombia                                       (h)             --            (112)           (189)
Derivatives                                                          (i)          2,075             751           1,265
Investments in related companies                                     (e)         (5,547)         (8,528)        (14,362)
Deferred income taxes                                                (j)        (13,963)        (14,621)        (24,623)
Reversal of amortization of goodwill                                 (g)            990           1,927           3,245
------------------------------------------------------------------------------------------------------------------------
Net equity, in accordance with US GAAP                                          174,789         169,476         285,408
========================================================================================================================


The following summarizes the changes in shareholder's equity under US GAAP during the years ended December 31, 2002 and 2003:

----------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                            2002             2003            2003
                                                       (As restated)
                                                            MCh$             MCh$            ThUS$
----------------------------------------------------------------------------------------------------
Balance at January 1                                       164,093          174,789         294,356
Dividends paid                                             (23,444)         (25,677)        (43,242)
Accrual for mandatory dividends, previous year               1,069              739           1,244
Accrual for mandatory dividends, closing date                 (739)          (1,674)         (2,819)
Net income  in accordance with US GAAP                      31,749           28,114          47,345
Other comprehensive  income (loss)                           2,061           (6,815)        (11,477)
----------------------------------------------------------------------------------------------------
Balance at December 31,                                    174,789          169,476         285,407
====================================================================================================

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

o. Reclassification for US GAAP purposes - Balance sheet

As of December 31, 2003, 2002 and 2001 the goodwill generated on the acquisition of AFP Proteccion and other companies (Note 14) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders equity under US GAAP or Chilean GAAP. The reclassification is as follows:

-------------------------------------------------------------------------------
                                         2001            2002            2003
                                         MCh$            MCh$            MCh$
-------------------------------------------------------------------------------

Goodwill:
AFP Proteccion                         (59,344)        (55,837)        (52,379)
APF Union                               (8,664)         (8,131)         (7,605)
AFP El Libertador                       (1,038)           (961)           (884)
-------------------------------------------------------------------------------
Customer list                           69,046          64,929          60,868
===============================================================================

Goodwill recorded under Chile GAAP for investments between 10% and 20% (as equity-method investees) would be reclassified to investment in equity securities (cost-method) for U.S. GAAP purposes as follows:

-----------------------------------------------------------------------------------
                                                 Percentage    2001    2002    2003
Goodwill:                                           held       MCh$    MCh$    MCh$
-----------------------------------------------------------------------------------
AFP Horizonte (Peru)                                 15.87%     417     413     312
AFP Crecer (El Salvador)                             19.00%     606     610     469
-----------------------------------------------------------------------------------
Investments in equity securities (held at cost)               1,023   1,023     781
===================================================================================

No other significant balance sheet reclassifications would be made for U.S. GAAP purposes.

p. Correction of an error

The Company has determined that certain restatements to its U.S. GAAP shareholders' equity and net income reconciliations for the years indicated will be reflected as explained below in the amounts in the reconciliations presented above:


-----------------------------------------------------------------------------------------------------------------------------
                                                                                         For the year        For the year
                                                                                            ended               ended
                                                                                             2001                2002
                                                                                             MCh$                MCh$
-----------------------------------------------------------------------------------------------------------------------------
Net income, as previously reported under U.S. GAAP                                          48,251             30,810

Add: Goodwill (1)                                                                                               1,091
Exclude: Extraordinary gain recorded in Chile GAAP (2)                                      (2,295)
Add: Adjustments required as described in Note 40 (3)                                       (3,161)              (152)
-----------------------------------------------------------------------------------------------------------------------------
Net Income, as restated under U.S. GAAP                                                     42,795             31,749
==============================================================================================================================

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      As of December 31,
                                                                                                             2002
                                                                                                             MCh$
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity, as previously reported under U.S. GAAP                                                  175,396
Add: Incorrect write-off of goodwill (1)                                                                        1,091
Less: Correction of an error as discussed in Note 40 under Chile GAAP (3)                                      (5,370)
Add: Exclusion of the adjustment for derivatives posted to net income (4)                                       2,075
Add: Others, miscellaneous (5)                                                                                  1,597
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity, as restated                                                                             174,789
=============================================================================================================================

1) For the year ended December 31, 2002, management has determined that certain amounts of goodwill were inappropriately written off for U.S. GAAP purposes.

2) For the year ended December 31, 2001, management has determined that an extraordinary gain recorded under Chile GAAP related to the discounting of a deferred tax liability was not removed from the U.S. GAAP reconciliation.

3) These adjustments relate to the correction of an error note under Chile GAAP discussed in Note 40. Management has determined that these adjustments pertained to U.S. GAAP as well for the periods noted.

4) This adjustment relates to the exclusion from shareholders' equity of the accumulated effect of derivative adjustments posted to the net income reconciliation.

5) This adjustment relates to various items, primarily consisting of reversal of minimum dividend adjustment recalculated for 2001 and price-level restatement adjustments.

The following is a detail of opening shareholders' equity at January 1, 2002 as restated:

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                  MCh$
---------------------------------------------------------------------------------------------------------------------------
Opening shareholders' equity as previously reported                                                             168,572
Add: Adjustment for deferred taxes related to (1) in the table above for years prior to January 1, 2002           2,295
Less: Adjustment for exclusion of the extraordinary gain in Chile GAAP (see 2) in the above table                (2,295)
Less: Chilean GAAP adjustment as described in Note 40. (See 3) in the above table                                (5,370)
Add: Effect of adjusting the prior year minimum dividend adjustment under U.S. GAAP for the error
 described in Note 40.                                                                                              891
---------------------------------------------------------------------------------------------------------------------------
Opening shareholders' equity at January 1, 2002 as restated                                                     164,093
===========================================================================================================================

(1) Management has determined that deferred taxes at January 1, 2002 for U.S. GAAP did not equal the sum of deferred taxes for Chile GAAP plus/minus cumulative U.S. GAAP adjustments.

II   Additional disclosure requirements

a. Earnings per Share and per ADS:

The following discloses earnings per share as required under US GAAP:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
                                                                            2001           2002         2003         2003
                                                                             (As            (As
                                                                          restated)      restated)
-----------------------------------------------------------------------------------------------------------------------------
Earning per share:
Net income before cumulative effect of change in
   accounting principle                                                       Ch$129         Ch$96       Ch$85       US$0.14
Cumulative effect of change in accounting principle                             Ch$2             -           -             -
                                                                         -----------    ----------   ---------   -----------

Basic and diluted earnings per share under US GAAP                            Ch$131         Ch$96       Ch$85       US$0.14

Basic and diluted earnings per share under Chilean GAAP                        Ch$92        Ch$103       Ch$97       US$0.16

Weighted average number of shares of common stock
   outstanding (in thousands of shares)                                      331,317       331,317     331,317       331,317
-----------------------------------------------------------------------------------------------------------------------------

The basic and diluted earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of Common stock outstanding during each year.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

b. Income statement - U.S. GAAP:

-----------------------------------------------------------------------------------------------------------------------
                                                                              Year ended December 31,
                                                                   2001                  2002                2003
                                                              (As restated)         (As restated)
                                                                   MCh$                  MCh$                MCh$
-----------------------------------------------------------------------------------------------------------------------
Operating revenues:
Fee income                                                           93,080               95,852             100,246
Gain on mandatory investments                                         6,445                4,907               9,806
Other operating revenues                                              1,129                2,636               3,140
                                                             -----------------     ----------------    ----------------
Total operating revenues                                            100,654              103,395             113,192
                                                             -----------------     ----------------    ----------------
Cost of services provided:
Operating expenses                                                  (62,847)             (59,042)            (72,705)
Amortization of customer lists and goodwill (goodwill in
2001 only)                                                           (6,141)             (3,989)             (4,056)
Other                                                                  (188)                (221)               (317)
                                                             -----------------     ----------------    ----------------
Gross margin                                                         31,478               40,143              36,114
Administrative expenses                                              (7,269)              (7,869)             (9,574)
Selling and marketing expenses                                       (1,030)                (704)               (717)
                                                             -----------------     ----------------    ----------------
Income from operations                                               23,179               31,570              25,823
                                                             -----------------     ----------------    ----------------
Other revenues (expenses)
Interest expense                                                     (1,624)              (1,512)             (1,360)
Investment income                                                       132                  176                  55
Other income, net                                                       614                  571               (570)
Gain on sale of Afore Profuturo                                      26,443                   --                  --
Gain on sale of AFPC Porvenir Colombia                                   --                  --                8,473
Price level restatement                                               2,384               (1,787)               (778)
Foreign exchange gain (loss)                                           (917)                (141)                992
Equity method investee income                                         7,818                6,954               4,270
                                                             -----------------     ----------------    ----------------
Income before provision for income taxes and                         58,029               28,877              36,905
   cumulative effect of change in accounting principle
                                                             -----------------     ----------------    ----------------
Income taxes                                                        (15,821)              (4,082)             (8,791)
                                                             -----------------     ----------------    ----------------
Net income before effect of change in
   accounting principle                                              42,208               31,749              28,114
                                                             -----------------     ----------------    ----------------
Cumulative effect of change in
   accounting principle, net of taxes of $99                            587                   --                  --
                                                             -----------------     ----------------    ----------------
Net income                                                           42,795               31,749              28,114
                                                             =================     ================    ================

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

c. Cash Flow Information

Certain reclassifications would be made to the line items of the Chilean GAAP cash flow statement, to show the presentation as would be required under a US GAAP format. These reclassifications are: 1) the reclassification of certain items not qualifying as cash equivalents under U.S. GAAP to investment in marketable securities, net and 2) reclassification of dividend income from financing activities in Chile GAAP to operating activities in U.S. GAAP (the column labeled "US GAAP" presents amounts using US GAAP format although the amounts displayed have been determined in accordance with Chilean GAAP):

-------------------------------------------------------------------------------------------------------------------------
                                                                            Reclassifications
                                                   Chile GAAP            (1)                (2)              US GAAP
                                                  (As restated       As explained       As explained      (As restated
                                                    Note 40)            above              above            Note 40)
                                                      MCh$               MCh$               MCh$              MCh$
-------------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by operating
   activities
   2001                                                 36,463                                   (17)           36,446
   2002                                                 28,163                                 8,522            36,685
   2003                                                 33,997                                12,427            46,424

Cash (used in) provided by investing
   activities
   2001                                                 23,815                                                  23,815
   2002                                                 (3,275)                                                 (3,275)
   2003                                                 10,103                                                  10,103

Cash (used in) provided by financing
   Activities
   2001                                                (60,695)                                   17           (60,678)
   2002                                                (24,467)                               (8,522)          (32,989)
   2003                                                (43,688)                              (12,427)          (56,115)

Cash equivalents at end of period
   2001                                                  1,012               (144)                                 868
   2002                                                  1,512                (31)                               1,482
   2003                                                  1,266                                                   1,266


Supplementary disclosures                                 2001               2002                 2003
                                                          MCh$               MCh$                 MCh$

Income taxes paid                                           83                 88                  94
Interest paid                                              573                410                 248

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003 for which it is practicable to estimate that value:

o    Cash

     The fair value of the Company's cash is equal to its carrying value.

o    Time deposits

     The fair value of time deposits approximates carrying value due to the relatively short-term nature.

o    Marketable securities

     The fair value of marketable securities is based on quoted market prices of the common stock held and equals carrying value.

o    Accounts receivable

     The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.

o    Long-term debt

     The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

     Derivative instruments

     Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the qualify of the assumptions used. No cost method investments under U.S. GAAP have been included as their fair values are not determinable.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

     The estimated fair values of the Company's financial instruments compared to Chilean GAAP carrying amounts are as follows:

                                                                    As of December 31,
                                                                 2002                  2003
                                                         -----------------------------------------
                                                         Carrying     Fair     Carrying     Fair
                                                          Amount      value     Amount      value
                                                           MCh$        MCh$      MCh$        MCh$
     Cash                                                     796        796        960        960
     Time deposits                                            686        686        306        306
     Marketable securities                                    118        118         90         90
     Accounts receivable                                    5,562      5,562     10,240     10,240
     Receivables due from related companies                   949        949      1,189      1,189
     Mandatory investment                                  80,188     80,188     92,253     92,253
     Accounts payable and other                            28,938     28,938     47,058     47,058
     Notes and accounts due to related companies            5,944      5,944      3,066      3,066
     Long-term liabilities:
                                                         --------   --------   --------   --------
     Obligations with banks and financial institutions      5,074      4,549      1,692      1,622
     Derivatives instruments                                  247        247          4          4

d.   Income taxes

     The provision for income taxes charged to the results of operations determined in accordance with USGAAP is a follows:

     -----------------------------------------------------------------------------------------
                                                               Year ended December 31,
                                                           2001          2002         2003
                                                      (As restated  (As restated
                                                         Note 40)      Note 40)
                                                           MCh$          MCh$          MCh$
     -----------------------------------------------------------------------------------------
     Current tax expense under Chilean GAAP                  8,745         3,995         6,938
     Deferred income taxes as determined under
       Chilean GAAP                                          3,654          (494)        1,195
                                                        ----------    ----------    ----------

     Total income tax provision under Chilean GAAP          12,399         3,501         8,133
     Less: Extraordinary item classified as taxes for
        US. GAAP purposes                                   (2,295)           --            --

     US GAAP adjustment:
     Deferred tax effects of applying SFAS 109               5,717           581           658
                                                        ----------    ----------    ----------

     Tax expense under US GAAP                              15,821         4,082         8,791
                                                        ==========    ==========    ==========

     The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

     Deferred income taxes consist of the following as of December 31, 2002 and 2003:

     ----------------------------------------------------------------------------------------------------------------
                                                                                 Short-term             Long-term
                                                                               2002       2003       2002       2003
     ----------------------------------------------------------------------------------------------------------------
                                                                               MCh$       MCh$       MCh$       MCh$
     ----------------------------------------------------------------------------------------------------------------
     Deferred income tax assets:
     Accrued life and disability insurance                                     1,038        635         --         --
     Accrued vacation                                                            162        189         --         --
     Leased assets, net                                                           (3)        (3)       (76)       (71)
     Unearned commissions                                                        109         --         --         --
     Leasing obligations, net                                                     11         13         81         74
     Provision BHC                                                                --         --         90         74
     Other deferred income taxes                                                  13         14         --         --
     ----------------------------------------------------------------------------------------------------------------
         Total deferred income tax assets                                      1,330        848         95         77
     ================================================================================================================
     Deferred income tax liabilities:
     Contracts of change insurance                                                --         --        145        434
     Severance indemnities                                                        59         52         66         13
     Gains on mandatory investment                                                --         --      4,306      5,901
     Other deferred income taxes                                                 679        690     11,260     10,778
     ----------------------------------------------------------------------------------------------------------------
         Total deferred income tax liabilities                                   738        742     15,777     17,126
     ================================================================================================================

     The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with US GAAP, as a result of the following differences:

     ============================================================================================
                                                             Year ended December 31,
                                                       2001             2002              2003
                                                   (As restated     (As restated
                                                     Note 40)         Note 40)
                                                       MCh$             MCh$              MCh$
     --------------------------------------------------------------------------------------------
     Pretax income in accordance with US GAAP            58,029           28,877           36,905
     Statutory tax rate                                      15%              16%            16.5%

     Statutory tax rate applied to pretax income          8,704            4,620            6,089
     Permanent differences                               (1,590)           1,461            2,890
     Price - level adjustments                             (500)             (17)             (88)
     Income tax arising from foreign investment           8,694               --               --
     Other                                                  513           (1,893)            (100)
     --------------------------------------------------------------------------------------------

     Effective income tax rate                           15,821            4,082            8,791
     ============================================================================================

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

e.   Advertising expenses

     The advertising expenses are as follows:

    ---------------------------------------------------------------------------
                                              For the year ending December 31,
                                           2001            2002            2003
                                           MCh$            MCh$            MCh$
    ---------------------------------------------------------------------------

     Total expenses                         409             105             162

f.   Goodwill

     For U.S. GAAP purposes, the following is carried as goodwill (net of amortization).

     ----------------------------------------------------------------------------------
                                                                 2002           2003
                                                            Goodwill, net Goodwill, net
     ----------------------------------------------------------------------------------
                                                                 MCh$           MCh$
     ----------------------------------------------------------------------------------
     AFP Afore Bancomer (Mexico)(1)                               15,355         15,355
     AFP Porvenir (Republica Dominicana)(See note 42.I.h)             --          8,874
     AFP Crecer (Salvador)                                           646            646
     AFP Genesis (Ecuador)                                           482            482
     AFP Horizonte (Peru)                                            444            444
     AFP Porvenir (Colombia)                                       1,153             --
                                                            ------------   ------------
     Total                                                        18,080         25,801
                                                            ============   ============

     (1) For U.S. GAAP purposes and Chilean GAAP purposes AFP Afore Bancomer Mexico is carried as an equity method invester as entities under common control with the BBVA Group in Spain also have ownership interests.

     For the year ended December 31, 2001 amortization expense of ThCh$20,938 was recorded. For the years ended December 31, 2002 and 2003 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment loss for U.S. GAAP purposes has been recorded on this goodwill.

III. Recent Accounting Pronouncements

In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, a conditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 will not have a significant impact on the Company's results of operations, financial position or cash flows.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of FASB Statement No. 5" which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by the Company on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's results of operations, financial position or cash flows.

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for foreign private issuers to periods ending December 31, 2004, except that all foreign private issuers must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R for the first reporting periods beginning after January 1, 2004.

The Company is evaluating whether the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after January 31, 2003.

In November 2003, the EITF reached a consensus on Issue No. 03-01 ("EITF No. 03-01"), "The Meaning of Other - Than - Temporary Impairments and its applications to Certain Investments," as it relates to disclosures already required by SFAS 115. In addition to the disclosures already required by SFAS 115, EITF requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure is effective for fiscal years ending after December 15, 2003.

In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

       ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

NOTE 43. Subsequent Events

By Resolution No. 0001 of February 2, 2004, the Superintendency of Pension Funds Administrators applied a penalty of 800 UF (Inflation index-linked units of accounts) for infringement of the current regulation related with the delay in the issue of the claim solution report, and corrective actions of the same.

At March 5, 2004, BBVA Seguros de Vida S.A., in conformity with article first of particular conditions of Contrato de Seguro de Invalidez y Sobrevivencia, communicated to Management the advanced termination. Due to the publication on February 21, 2004 of the law No. 19,934 that modifies Decree Law 3,500.

The described legal modification, in force from August 19, 2004, regulates among other issues the rights related to benefits of the Seguros de Invalidez y Sobrevivencia, significantly affecting insurance conditions.

According to the Administration, there are no other subsequent events or circumstances at year-end and to the date of issuance of these financial statements, that could significantly affect the financial statements of the Administrator.

                                 Exhibit Index

Exhibit Number                           Description
--------------   --------------------------------------------------------------

      1.1        Amended Bylaws of A.F.P. Provida S.A. (English translation)
      8.1        List of Subsidiaries
     12.1        Form 302 Certification of the Chief Executive Officer
     12.2        Form 302 Certification of the Planning and Control Manager
     12.3        Form 302 Certification of the Accounting and Consolidation
                 Manger
     13.1        Form 906 Certification