Form 20-F
period 2004-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2005-07-15
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
__________________
Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
OR
☐	Transition Report pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Commission File Number: 1-13406
 Administradora de Fondos de Pensiones Provida S.A.
 (Exact name of Registrant as specified in its charter)

Provida Pension Fund Administrator	Republic of Chile
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
__________________
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

__________
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and
Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock, without nominal (par) value — 331,316,623

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17		Item 18 ☒

PRESENTATION OF INFORMATION

     In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars, references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to million Chilean pesos, and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. At December 31, 2004, one UF was equivalent to Ch$17,317.05. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2004, which was Ch$557.40 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2004, by adjusting year on year inflation.

     The terms “AFP Provida”, “Provida”, “BBVA Provida”, and “the Company”, unless the context otherwise indicates, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

     The term “Authority” and “SAFP” means the Superintendency of Pension Fund Administrators, the principal regulator of Chile’s pension system.

     The term “billion” means one thousand million (1,000,000,000).

     In this annual report and related to BBVA Provida’s business, the term “affiliate” means a client that has made contributions at least one time in his individual capitalization account, while “cotizante” or “contributor” means an affiliate periodically making pension contributions.

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report on Form 20-F and include statements regarding intent, belief or current expectations of our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and (iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as “anticipate”, “believe”, “expect”, “intend”, “risk”, “could”, “may”, “will”, “seeks”, and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Annual Report on

Form 20-F, including, without limitation, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk”.

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

     The following table presents selected financial data and operating information for BBVA Provida as of the dates and for each of the periods indicated. The 2002, 2003, and 2004 financial information is derived from our audited financial statements as of December 31, 2003, 2003 and 2004 included herein as restated. The US GAAP Shareholders´ equity reconciliation as of December 31, 2003 and the US GAAP net income reconciliation for the two years in the period then ended were restated to designate certain investments as equity-method investees and to allocate a prior period adjustment (required by the Superintendency of Pension Fund Administrators to be recorded in the current year in Chilean GAAP) to all periods presented in U.S. GAAP. These financial statements were audited by Deloitte & Touche, Auditores y Consultores Ltda. The 2000 and 2001 financial information is restated and unaudited as explained in Note 7 to the following table.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

     The following table presents selected financial data and operating information for BBVA Provida as of the dates and for each of the periods indicated. The 2002, 2003, and 2004 financial information is derived from our audited financial statements as of December 31, 2003, 2003 and 2004 included herein as restated. The US GAAP Shareholders equity reconciliation as of December 31, 2003 and the US GAAP net income reconciliation for the two years in the period then ended were restated to designate certain investments as equity-method investees and to allocate a prior period adjustment (required by the Superintendency of Pension Fund Administrators to be recorded in the current year in Chilean GAAP) to all periods presented in U.S. GAAP. These financial statements were audited by Deloitte & Touche, Auditores y Consultores Ltda. The 2000 and 2001 financial information is restated and unaudited as explained in Note 7 to the following table.

     The audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in certain significant aspects to U.S. GAAP. Note 41 to the audited consolidated financial statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004, between Chilean GAAP and U.S. GAAP.

     Pursuant to Chilean GAAP, the financial data in the following table for all periods are restated in constant Chilean pesos as of December 31, 2004. See Note 2 to the Audited Consolidated Financial Statements.

	As of and for the Twelve Months ended December 31,

	2000 (7)	2001 (7)	2002 (7)	2003 (7)	2004	2004
	(In millions of Ch$ and thousands of US$) (1)(2)
	As restated and un- audited (6)	As restated and un- audited	As restated (8)	As restated (8)

INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$

Chilean GAAP:
Operating revenues	103,350	106,976	109,452	117,585	122,984	220,638
Operating cost and expenses	(70,734)	(76,730)	(72,777)	(86,634)	(91,688)	(164,491)
Income from operations	32,616	30,246	36,675	30,951	31,296	56,147
Non-operating expenses – net	(1,372)	11,375	1,963	10,190	2,695	4,835
Income taxes	769	(12,709)	(3,588)	(8,336)	(6,745)	(12,101)
Extraordinary items	-	2,352	-	-	-	-
Net income	32,013	31,264	35,050	32,805	27,246	48,881
Earning per share and per ADS (3) (4)
Income from operations per share	98	91	111	93	94	0.17
Net income per share	97	94	106	99	82	0.15
Dividends per share and per ADS (4) (5)	50	73	85	79	74	0.12
Dividends per share and per ADS (in US$) (4) (5)	0.08	0.10	0.12	0.12	0.12

US GAAP:
Operating revenues	102,406	103,170	105,980	116,022	121,850	218,604
Operating cost and expenses	(69,790)	(79,412)	(77,101)	(83,995)	(87,676)	(157,294)
Income from operations	32,616	23,758	28,879	32,027	34,174	61,310
Non-operating expenses – net	(8,733)	36,323	7,292	14,163	8,093	14,519
Income taxes	(3,431)	(16,216)	(3,627)	(9,928)	(8,120)	(14,567)
Net income	20,452	43,865	32,544	36,262	34,147	61,262
Earning per share and per ADS (3) (4)	62	132	98	109	103	0.18

Weighted average number of shares outstanding	331,317	331,317	331,317	331,317	331,317
(thousands)

BALANCE SHEET DATA

Chilean GAAP:
Current assets	5,994	8,424	10,047	15,544	15,845	28,426
Mandatory investment	70,768	77,596	82,193	94,559	105,338	188,981
Property, plant and equipment	26,202	25,474	24,477	26,463	25,858	46,390
Total assets	242,259	220,763	224,937	237,203	235,273	422,091
Total shareholders´ equity	152,901	166,139	177,378	177,132	173,107	310,562

US GAAP:
Current assets	5,887	10,551	10,047	15,544	15,845	28,426
Mandatory Investment	70,768	77,596	82,193	94,559	105,338	188,981
Property, plant and equipment	26,202	25,474	24,477	26,463	25,858	46,390
Total assets	231,913	203,170	203,933	237,203	235,273	422,091
Total shareholders´ equity	138,368	168,195	179,159	175,732	180,324	323,510

(1)	Except per share and per ADS data.
(2)	Amounts stated in US dollars as of December 31, 2004 or for the twelve months ended December 31, 2004 have been translated at the observed Exchange Rate of Ch$557.40 per US$1.00.
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during the year.
(4)	Calculated on the basis of one share per ADS.
(5)	Dividends per share and per ADS in Chilean pesos represent actual dividends paid restated to December 31, 2004. Dividends per share and per ADS in US dollars have been calculated based on the Chilean pesos paid and the Observed Exchange Rate as of each date of payment.
(6)	On January 22, 2004, the Company received a written communication from the Superintendency of Pension Funds Administrators requiring a restatement of the Company´s Chilean GAAP financial statements to more clearly match expenses and revenue related to changes in casualty rate experience for the disability and survival pension insurance premium. The effect on the December 31, 2000 financial statements under Chilean GAAP has been restated by the Company and is un-audited. Additionally, certain restatements for the years ended December 31, 2000 and 2001 were made by the Company related to the US GAAP corrections of errors as disclosed by our US GAAP footnote. These numbers are un-audited.
(7)	On January 25, 2005, the Superintendency of Pension Fund Administrators through its Note N° 1,886 stated that the financial revenues from the life and disability insurance contract in the period should be classified as other operating revenues and were appropriately reclassified for the years ended December 31, 2000, 2001, 2002 and 2003.
8)	The Company’s financial statements for the years ended December 31, 2002 and 2003 have been restated for US GAAP as disclosed in Note 41 to the audited consolidated financial statements.
US GAAP selected financial data has been restated due to an error (please see Note No. 41).

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

Yearly amounts	Chilean pesos per US$1.00 Average rate

2000	539.49
2001	634.94
2002	688.94
2003	691.54
2004	609.55

	Nominal Rate of Exchange
	(Chilean pesos per US dollar)

Months	Monthly Average	High	Low

December 2004	576.17	597.27	559.66
January 2005	574.12	586.18	557.40
February 2005	573.58	585.40	563.22
March 2005	586.48	591.69	573.55
April 2005	580.46	588.95	572.75
May 2005	578.31	583.59	570.83

Source: Central Bank.

Risk Factors

In addition to the information contained in this annual report, prospective investors should carefully consider the risks described below and the other information contained in this annual report. BBVA Provida’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risk Factors Relating to BBVA Provida’s Business

BBVA Provida has limitations on significantly increasing its market position

     BBVA Provida has maintained a leading position in the private pension system since its inception, which has currently led to market share over 40% in terms of clients and 30% in terms of associated salary base. Given its market position and its relative size, it is highly probable that competitors will take steps towards attracting participants from BBVA Provida persuading them to transfer their funds and make contributions to other AFPs limiting BBVA Provida from significantly increasing its market share. A decrease in BBVA Provida’s client portfolio could have a negative impact on its operating revenues.

BBVA Provida is limited in its ability to improve the performance of its Pension Funds

     Also associated with the leading position described above, is the fact that BBVA Provida’s assets under management are very large with respect to the local capital market and the pension fund industry’s, totaling US$19.1 billion as of December 2004. The latter reduces BBVA Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to affiliates. Additionally, in situations of instability or uncertainty in the markets, BBVA Provida’s reactive capacity is likely to be limited. In this context, BBVA Provida cannot ensure that it will be able to maintain a sufficient rate of return on its Pension Funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in BBVA Provida’s client portfolio could have a negative impact on its operating revenues.

     Additionally, if BBVA Provida’s pension fund returns do not achieve the legal minimum return established by law, due to any instability or uncertainty as was described above, the Company could lose part of its Mandatory Reserve to cover this difference. See “Item 4. Information on BBVA Provida – Business Overview – Mechanics of the System –Reserves”. This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

BBVA Provida operates in a highly competitive environment

     In the 90’s and before the merger and acquisitions process that reduced the number of AFPs in Chile, competitiveness in the Industry was evidenced through large sales forces and a high number of transfers among AFPs, with the obvious impact on sales expenses. Such situation reached its peak in 1997, when Authority implemented regulatory changes aimed at formalizing the transfer process. As a result, the industry adopted a strategy focused on fee competition, transferring savings in commercial expenses on to affiliates through the gradual reduction of fees charged. Any further reduction in fees could have a negative impact on BBVA Provida’s operating revenues.

BBVA Provida´s returns in foreign companies investments could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where they are located

     BBVA Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador, Mexico and the Dominican Republic representing the 22% of BBVA Provida’s net income for the year ended on December 31, 2004. These foreign administrators are highly regulated which generates certain stability. Nevertheless, BBVA Provida can not ensure that legal modifications in those countries where these subsidiaries are located will not affect its results. Further, given the high correlation between the results of the pension business and the economic conditions in the countries where the company operates, a change in the economic situation of those countries could affect BBVA Provida’s results.

     Likewise, in accordance with the accounting policies, particularly the Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (see “Item 5. Operating and Financial Review and Prospects – Currency translation of foreign investments”), devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity in income of foreign affiliated companies recognized by BBVA Provida and therefore their respective return.

Risk Factors Relating to the Chilean Pension Fund Administration Industry

The economic situation in Chile significantly affects BBVA Provida’s results

     The main source of BBVA Provida’s operating revenues is derived from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization account, which are compulsory for every salaried-worker as long as there is a labor contract in force. They represent an 87% of the total operating revenues for the year ended on December 31, 2004. As a consequence, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

     In fact, macroeconomic conditions have repercussions on the financial capacity of employers and/or entrepreneurs which might produce a drop in the number of employee-contributors or a lack of capacity for creating new jobs as well as increasing the taxable income of workers. Therefore, both variables –number of employee-contributors and average salaries– determine the salary base of the contributors and affect the Company’s results. An increase in the unemployment rate negatively affects BBVA Provida’s results and, depending on its magnitude, the impact could be significant.

     Additionally, BBVA Provida’s financial condition and operational results could also be adversely affected by changes in economic policies by the Chilean Government, political or economic developments in Chile or those affecting Chile. Changes in development of the Chilean economy could adversely affect BBVA Provida’s ability to develop its business strategy.

Pension Funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

     Pension Funds such as those managed by BBVA Provida are global investors and therefore, are affected by both the economies of neighboring countries as well as worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets. The foreign investments represent a 26% of the total BBVA Provida’s assets under management for the year ended on December 31, 2004. The worldwide economy could affect BBVA Provida’s returns obtained on mandatory investment and therefore its income.

Life and Disability Insurance is the main component of operating expenses so a rise in the casualty rate of a client’s portfolio has an important effect on the Company’s results

     BBVA Provida by law is obligated to provide life and disability benefits to its affiliates and has to insure this obligation financed by the fees received from its contributors. BBVA Provida has insurance coverage above a certain casualty rate level that is negotiated by a bidding process. The Company pays all casualties up to the maximum premium rate (1.10% under a contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for an undefined time). Therefore, the premium cost and the fluctuation of the casualty rate affect BBVA Provida’s results.

     Additionally, the application of the new Annuity Law increases coverage for life and disability beneficiaries, so BBVA Provida expects an increase in the casualty costs. An upward trend in the casualty rate of its client portfolio may have a negative impact on BBVA Provida’s operating income.

Despite a recent trend towards moderate deregulation of its industry, BBVA Provida continues to operate in a highly regulated market in which its flexibility to manage its business is limited

     BBVA Provida’s operations are regulated by the Pensions Law and, to the extent applicable, the Corporation Law. The Pensions Law defines the line of business of pension fund administrators, so BBVA Provida is only permitted to engage in the administration of its Pension Funds and the rendering of related benefits. Furthermore, it is authorized to establish local affiliated corporations that may complement its line of business or invest in Pension Fund Administrators or entities located in other countries whose lines of business are related to pension matters.

     Regarding Pension Fund investments, BBVA Provida must invest such assets in accordance with the types of instruments and within the ranges of assets and maximum percentages allocated per investment and fund types authorized by the Pensions Law.

     In addition, the Pensions Law requires each AFP to maintain a minimum reserve fund denominated Mandatory Investment equal to 1% of the value of each pension fund under management. Also, it must provide a minimum real return over investment for each of its pension funds based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. However, through the implementation of the Multiple Funds, the minimum return requirement has been designated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B) a larger margin to achieve the requirement. In fact, if a fund’s annualized real return for a certain period of time were, in a specific month, lower than the minimum return, the Administrator must cover the difference within a 5 day-period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If an AFP fails to observe either the minimum reserve fund requirement or the minimum return requirement, it will eventually be dissolved in accordance with the Pensions Law.

BBVA Provida’s business and results of operations may be affected by changes in laws, regulation or Chilean government’s proposals

     Government authorities and members of parliament have been discussing modifications in order to improve the private pension system. One suggestion is to increase the pension coverage to include self-employed workers, which could increase the casualty rate of BBVA Provida’s client portfolio since these potential clients have a different contribution profile. Other suggested modification would permit the entrance of new participants, such as banks and insurance companies, to the private pension system. This measure, if adopted, would increase the number of BBVA Provida’s competitors. In addition, the Authority seeks to make the fees charged by AFPs easier to compare with other fees charged by other entities in the fund administration business. The latter could result in a change of fee structure of AFP’s affecting BBVA Provida’s operating revenues.

     Considering the importance given by the Chilean Government to pension matters, future changes in laws or regulations in Chile may have a negative effect on AFP Provida’s financial results.

Item 4. Information on BBVA Provida

History and Development

     Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile, on April 6, 1981, under the number 6,060 subsection 3,268. BBVA Provida’s by-laws specify that the Company shall have a duration of one hundred years, beginning on the date on which its existence was authorized. BBVA Provida’s registered office is located at Av. Pedro de Valdivia 100, Providencia, Santiago, Chile. BBVA Provida’s telephone number at that location is (56-2) 351-1200. BBVA Provida’s internet address is www.bbvaprovida.cl.

     BBVA Provida is the largest and one of the oldest private pension fund administrators operating in the Republic of Chile and has occupied a leading position in the Chilean private pension industry since its inception. As of December 31, 2004, BBVA Provida was the largest of the six AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management (“AUM”), affiliate’s salary base and number of branch offices. See “Item 4. Information on BBVA Provida – Principal Markets –Chile”. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pensions Law”) was implemented to replace the prior social security system. See “Item 4. Information on BBVA Provida – The Chilean Private Pension System”.

     Provida was founded by the Cruzat Larraín Group that at the time of Provida’s founding was one of the most important conglomerates in Chile. In 1983, a commission controlled by the government (the “Comisión Progresa”) supervised the liquidation of the Cruzat Larraín Group as a result of the government’s intervention due to that group’s significant financial obligations. The Comisión Progresa took control of Provida until December 1985, when it sold all of Provida’s common stock through a combined private equity sale and public offering. Subsequent to the above, INACSA S.A. (“INACSA”), a Chilean company, finally acquired a significant equity interest in Provida through a series of transactions. On August 29, 1997, INACSA changed its name to Corp Group Pensiones Chile S.A. (“Corp Group Pensiones”). On July 1, 1999, Banco Bilbao Vizcaya S.A. (“BBV”), a Spanish bank, acquired a 100% equity interest in Corp Group Pensiones, thus acquiring an indirect 40.7% equity interest in Provida. Upon the completion of the acquisition by BBV, Corp Group Pensiones changed its name to BBV Pensiones Chile S.A. (“BBV Pensiones”). Adjustments in the authorized capital of Provida, which occurred in July and August of 1999, and again in March of 2000, increased BBV Pensiones’s direct equity interest in Provida by an additional approximate 9.3% (see “Item 7. Major Shareholders and Transactions with Related Parties”). On May 11, 2000, BBV Pensiones changed its name to BBVA Pensiones Chile S.A. (“BBVA Pensiones”) to reflect the merger of BBV and Argentaria S.A., another Spanish bank, into BBV Argentaria S.A. (the “BBVA Group”). BBVA Pensiones currently owns 171,023,573 shares of BBVA Provida, representing a 51.6% interest.

     In 2001 the BBVA Group completed the consolidation process of its Pension Fund Administrators in Latin America by unifying their corporate images, resulting in a leading franchise in the region.

     In order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs in an attempt to increase market share and achieve economies of scale. On May 28, 1998, Provida purchased from Inversiones Interamericana S.A., 99.99% of the shares of AFP Unión S.A. (“AFP Unión”), for a purchase price of UF 781,613.59 (approximately US$24 million). The Resolution N° E-146-98 authorized the mergers of these two AFPs and their respective pension funds from June 1, 1998. As of May 31, 1998, AFP Unión had approximately 83,000 contributors and managed a pension fund with assets totaling approximately US$1.2 billion. After the merger, Provida absorbed approximately 60% of the sales agents and 4% of the administrative personnel of AFP Unión as part of the acquisition.

     On March 18, 1998, Corp Group Pensiones acquired a stake of 89.1% in AFP Protección S.A. (“AFP Protección”); subsequently, on January 1, 1999, Provida acquired a 100% equity interest that Corp Group Pensiones and minority shareholders had in AFP Protección for a purchase price of US$165 million. When it merged with AFP Protección, approximately 170,000 contributors and a pension fund totaling approximately US$2.8 billion to Provida’s client portfolio were incorporated.

     Management considers the above mergers as successful as Provida could to sustain the increase in its market shares reached through these acquisitions. In figures, the latter is reflected by the increase in market share from 29% before the mergers to 40% in terms of affiliates and from 20% to 32% in terms of assets under management. At December 31, 2004, BBVA Provida continued leading the pension fund industry, with total assets under management of US$19.134 million and a client portfolio of 2.94 million affiliates, equivalent to market shares of 31.47% and 41.47%, respectively.

     Additionally, since 1993 Provida started to take part in the process of establishing private pension systems in other countries in Latin America. Currently, it has equity interests in AFPs in Peru, Ecuador, Mexico and the Dominican Republic through its affiliate Provida Internacional. Locally, Provida became an important shareholder of Value Depositary Center (“DCV”) and PreviRed.com, the latter being an electronic collection company for pension contributions. Furthermore, a consortium composed by all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) in January 2002. This new company started operations on October 1, 2002 and BBVA Provida holds equity interest in such company.

     With respect to Foreign Affiliated Companies investments, in March of 2001, Provida Internacional sold its 14.45% interest in the Mexican company AFORE Profuturo S.A. de C.V. (“AFORE Profuturo”) for a total of US$61.7 million. The proceeds from this sale allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.5% stake in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”) in November of 2000 for a total of US$66.3 million. The net proceeds of the sale were used to pay debts incurred from the acquisition of the AFORE Bancomer stake. Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial operation, in this context, the net gain on sale of

AFORE Profuturo was used to partly offset the goodwill recognized from the acquisition of AFORE Bancomer.

     Additionally, during September 2001, BBVA Provida became the owner of 100% of AFP Génesis S.A. (“AFP Génesis”), a leader in the Ecuadorian fund management industry, through the purchase of 75% of the company that was owned by Filanbanco. Since then, AFP Génesis’ financial statements are consolidated with those of BBVA Provida.

     In 2003, adjustments to the investment portfolio abroad started, in conjunction with the joint strategy to boost the pension franchise with BBVA Group. As a result, in September 2003, Provida Internacional sold its 20% equity interest in AFPC Porvenir S.A. in Colombia to AFPC Porvenir’s controlling shareholder, the Sarmiento Group, for US$26.8 million. This decision was based on the facts that the Colombian market has matured in the context of changes in regulations and BBVA Provida did not have management control of the company while the BBVA Group had a controlling position in another AFPC in Colombia (AFPC Crecer).

     In conjunction with this transaction, BBVA Provida acquired a 100% stake in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and its minority shareholders for US$15.4 million. It is important to note that the Dominican Republic had just created a private pension fund system similar to Chile’s, which started operations in February 2003 and the company started to collect contributions in the middle of that year. In addition, such transaction was financially sustained by the expected results in the medium and long term, which would be strengthened by the synergies of a planned merger of AFP Porvenir with BBVA Crecer, the AFP of the BBVA Group in that country.

     In April 2004 a 30% stake in AFP Porvenir in the Dominican Republic was sold to the local investor Group “Grupo Progreso” for US$5.4 million. The aim of this transaction was to merge this company with BBVA Crecer AFP, of which BBVA held a 70% equity interest. The merger was consummated in September 2004 thereby giving both companies -Provida Internacional and BBVA- now holding a 35% equity interest in BBVA Crecer AFP. According to information available as of December 2004, the merger allowed the company to move from the fourth place to the second place in terms of market share in affiliates and assets under management.

     Additionally, in October 2004, Provida Internacional sold its 19% equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V. The amount of the transaction was established in US$64.4 million for 100% of the entity, corresponding to Provida a 19% of such amount, that is, US$12.2 million generating a profit of US$2.1 million. This transaction corresponds with the joint strategy with BBVA Group to arrange and reinforce Provida’s investments in Latin America, considering the rather financial nature of the investment in a mature market with moderate growth perspectives.

     In local terms, it is worth noting important improvements implemented from 2002 onwards in the Pension Fund Industry starting with Voluntary Pension Saving and Multiple Funds.

     The flexibilization of mechanisms for Voluntary Pension Savings (“APV”) came into effect on March 1, 2002 providing new savings incentives for this kind of saving and allowing other financial institutions different from the AFPs to administer them. At the end of 2002 about 277,000 people had contracted APV plans, whereas at December 2004 the number of administrated accounts had grown to 43% to 395,000. In this context based on figures provided by the Authority, the AFPs continue to lead this market with a market share of 81% in assets under management and 85% in number of accounts, followed by insurance companies with 9% and 10% of market share in each variables. Regarding market share within the AFP industry, BBVA Provida has 33% of the administered accounts and 18% of the associated funds at December 2004.

     The Multiple Pension Funds law, partially in effect since March 2002 and in full effect since August 1, 2002, increased from 2 to 5 the number of investment portfolios offered to affiliates from AFPs in connection with pension savings (funds Types A, B,C, D and E). The affiliates can freely choose among any of these alternatives under some restrictions. The difference among the funds stem from the percentage of variable income invested, allowing AFPs to widen the range of investment alternatives offered with respect to voluntary pension savings. In this way, AFPs are able to offer a better inducement of diversification to their clients and therefore to be more competitive with the other players in this new business.

      Additionally, and given that the start-up of the multiple fund system coincided with a recovery in the stock markets both in Chile and abroad, the recovery benefited affiliates that opted to be in funds with a higher percentage in variable income. For example, the fund Type A, which has the highest concentration of shares (up to 80% of the portfolio), earned in real terms an average annual return of 17.9% from it started-up. Likewise, the fund Type B, which has a maximum investment level in shares of 60%, also had a favorable return with an average annual return of 11.5% in real terms from it started-up. The fund Type C, which consists of more than half of all pension savings (53%), reached in real terms an average annual return of 10.2% from it started-up, whereas funds Type D and E, having higher percentages in fixed income instruments experienced an average annual return of 6.6% and 7.1% in real terms from it started-up, respectively.

      Moreover, this reform has resulted in a favorable cultural change evidenced by the way affiliates learn and make decisions about their pension savings. In fact, 1,730,340 affiliates have opted for one of the five funds, representing 50% of contributors in the Industry as of December 2004.

      After more than two years since the Multiple Fund system was created, the fund Type C managed by BBVA Provida has continued to represent the highest amount of assets (54.8% of the total assets under management at the close of 2004) while the other funds have reached significant sizes after voluntary changes and massive transfers since September 2002 (fund Type A: 6.9%, fund Type B: 21.2%, fund Type D: 14.5% and fund Type E: 2.6%, as a percentage of the total assets under management at the close of 2004).

     Additionally, in 2004 the five funds managed by BBVA Provida have recorded outstanding results, coinciding with the stock market recovery both in Chile and abroad. Again, those funds that have higher concentration on variable income have obtained the best returns (funds Type A and B), being the gap achieved between the returns of funds Type A and C since the Multiple Fund start-up also remarkable, up to 27%.

      The following chart shows the real returns obtained by the funds administered by BBVA Provida since the Multiple Fund start-up and over last year:

	From the Multiple Fund start-up	Annual
	(September 2002 – December 2004)	(December 2003 – December 2004)

Fund Type A	46.70%	12.73%
Fund Type B	27.91%	9.98%
Fund Type C	19.56%	8.82%
Fund Type D	14.55%	6.60%
Fund Type E	7.09%	5.18%

Source: Based on value of shares of the pension funds managed by BBVA Provida and SAFP.

Strategy

     In Chile, BBVA Provida has centered its strategy on consolidating its leading position through a commercial plan directed to satisfy the current and future needs of its clients’ portfolio. In doing so, the Company has focused its efforts on long-term commercial action to capture and maintain profitable clients sustained by a sales structure intended to provide pension advice to affiliates throughout their entire life. The latter refers to voluntary and mandatory savings and coverage benefits (old age pension, early retirement pension and life and disability pension). On the other hand, the assistance to BBVA Provida’s customer network has been redesigned, including a new technological platform and the creation new segmented branch offices according to the needs and requirements of the customer. Complementing the aforesaid, it is the emphasis on BBVA Provida’s efficiency through the application of a corporate model and management style which has continues to attempt to maximize returns in the pension business.

     With reference to international business, BBVA Provida together with BBVA Group seeks to reinforce leadership reached in the pension franchise in Latin America through the management of current investments returns and the participation in potential developments of private pension systems in the region. Nevertheless, both BBVA Provida and BBVA Group will realize the impact that new investments will have on the Company’s financial balance. Therefore, BBVA Provida will participate as shareholder in foreign AFPs where it can have a controller position and it will act as an advisor in those countries which according to size require important commitments of resources.

     Finally regarding new business opportunities, BBVA Provida will actively participate to increase the Company’s long term returns in line with its long-term strategy.

Capital Expenditures and Divestitures

     Capital expenditures for the last three years totaled Ch$11.4 billion (approximately US$21 million) mainly related to the acquisition of 100% interest of AFP Porvenir in the Dominican Republic and investments in properties and equipment. In connection with divestitures for the last three years, they totaled Ch$28.9 billion (approximately US$52 million) mainly related to the sale of equity interests in AFPC Porvenir in Colombia and AFP Crecer in El Salvador.

     In 2002, the investments made were mainly fixed assets according to the normal requirements of the business operation. In 2003, BBVA Provida acquired a 100% total stake in AFP Porvenir S.A. in the Dominican Republic for US$15.4 million from the Sarmiento Group. This transaction was financed by the sale of 20% of Provida’s equity interest in AFPC Porvenir S.A. in Colombia for US$26.8 million, to the same Sarmiento Group.

     In 2004, BBVA Provida sold its 30% interest held in AFP Porvenir in the Dominican Republic to Grupo Progreso S.A. and Progreso Compañía de Seguros S.A. for US$5.4 million. Additionally, BBVA Provida sold its 19% stake in AFP Crecer in El Salvador to Sociedad Fondo Universal S.A. de C.V. for US$12.2 million. Finally, the Company’s capital expenditures were related to investments in fixed assets according to the normal requirements of the business operation and to a capital increase in the Dominican Republic.

     The table below sets forth information concerning expenditures and divestitures for the twelve month periods ended December 31, 2002, 2003 and 2004, and the first quarter ended March 31, 2005.

		For the twelve months		For the first quarter
		ended December 31,		ended March 31,

		(In million of constant Ch$		(In million of constant Ch$
		as of December 31, 2004)		as of March 31, 2005)
	2002	2003	2004	2005

Capital Expenditures	(483)	(10,522)	(438)	(148)
Divestitures	452	17,215	11,232	404

     There has been no indication of any public takeover offer by any third party in respect of BBVA Provida’s shares, nor has there been any indication by BBVA Provida of any public takeover in respect of any other companies’ shares, in either the last or current fiscal year.

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

     Under the social security system in place prior to the enactment of the Pensions Law, the contributions from workers were used to fund current pension payments, and there was a limited correlation between the amount contributed and the amount received by each worker upon retirement. During the early years of operation of the former social security system, the number of workers making contributions was sufficient to support the pensions of retirees. In later years, however, demographic changes, principally a decrease in birth rates and an increase in life expectancy, had increased the ratio of pensioners to contributing workers from 9 pensioners for every 100 workers in 1960 to 45 pensioners for every 100 workers by 1980. The higher ratio resulted in the need for increased contributions from the State, which were funded through taxes, to pay for required benefits.

     In 1980, faced with an undercapitalized social security system, the Chilean government enacted the Pensions Law to reform the social security system. Instead of making changes in the former “pay-as-you-go” system, which was similar in function to the United States social security system, the Chilean government elected to create an alternative system consisting of private, competitive and Chilean AFPs, among which individuals could choose the placement of pension contribution in their respective individual capitalization accounts. Between 1994 and 2004, AFP assets under management grew at a compound annual rate of 10.6%, fueled basically by both stock market returns and mandatory contributions, reaching approximately US$60.8 billion at December 31, 2004, which represents approximately 59% of Chilean GDP.

     In 1984, the last year in which workers could elect to move to the new private pension system, approximately 19%, mainly older workers near retirement, elected to stay within the former social security system. Since then, new dependent employees must contribute to the private pension system, therefore a higher number of workers has been incorporated into the AFP system and, as of December 31, 2004, the number of affiliates to the Chilean private pension system reached 7.1 million.

     Workers who participated in the former social security system that decided to transfer to the AFP system received an interest-earning recognition bond (Bono de Reconocimiento) reflecting an estimate of the value of their contributions into the former social security system. This bond, which is indexed to the CPI and has a 4% real annual interest rate, is held by the Instituto de Normalización Previsional (the state owned National Pension Administration, or the “INP”, which does not participate in Chile’s private pension system) until the affiliate retires, dies or is disabled. Upon early retirement, the recognition bond may be traded in the secondary market to finance the pension capital in accordance with the rights to which the affiliate is entitled.

Business Overview

     Principal Activities

     Collection for Individual Capitalization Accounts

     In accordance with the Pensions Law, each dependent worker and affiliate of BBVA Provida must contribute 10% of his taxable salary into his individual capitalization account. Such contributions are deducted from the affiliate’s salary and are used to purchase shares of some of five types of Funds that BBVA Provida manages. These Funds are entities, legally separated from BBVA Provida as a Pension Fund Manager Company. The option to choose among five alternatives of Funds was the result of legal changes made to Law Decree 3,500 implemented in August 2002. Until that date, it was only possible to choose between two funds with certain restrictions according to affiliates’ age.

     BBVA Provida collects monthly mandatory contributions that are withheld from the salaries of BBVA Provida’s affiliates by their employers, and those contributions from BBVA Provida’s self-employed affiliates. Those monthly contributions are credited into each affiliate’s individual capitalization account. In the case of dependent workers, each employer must provide to BBVA Provida a monthly payroll listing all its employees who are affiliates of BBVA Provida and identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. Each payroll, together with checks or cash for the aggregate amount, must be submitted to a BBVA Provida branch office or a designated collection agent. Checks and cash are deposited in banks and payrolls are destined to the operation center in Santiago for processing. See “Item 4. Information on BBVA Provida –Business Overview –Mechanics of the System – Required Contributions.”

     Voluntary Savings Accounts

     BBVA Provida offers to its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. The affiliate may make deposits into the account as often as desired and is able to make withdrawals four times a year. BBVA Provida maintains the account in the Pension Fund’s register regardless of the balance. Although permitted by law, neither BBVA Provida nor any other AFP currently charges any fees related to withdrawals from voluntary savings accounts.

     Voluntary Pension Savings

     Legislation approved by the Congress intended to liberalize the Chilean capital market modified the Pensions Law by introducing flexibility to mechanisms for voluntary pension savings. The above implied making them more accessible by establishing new saving incentives and permitting other authorized financial institutions different from AFPs to administer them. Even though BBVA Provida already offered this service, in March 2002 in accordance with legal requirements the Company started to charge a fee for this concept.

     Voluntary pension savings correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with tax benefits associated is UF50 (approximately US$1,500). If these funds are withdrawn for uses other than pension, this amount will be charged a higher tax rate applicable to each particular case.

     AFPs are entitled to charge a fee over assets under management and for collection of such funds for other institutions. Currently, BBVA Provida charges an equivalent to a monthly fee for 0.49% on an annual basis over total funds and has established a fee of Ch$1,250 regarding fund transfer towards other financial institutions.

     Service Fees

     The most significant source of operating revenues for BBVA Provida is the monthly fee charged to affiliates in connection with deposits into individual capitalization accounts. Under the Pensions Law, an AFP is permitted to charge a fee for (i) mandatory contributions into a mandatory pension account to fund the affiliate’s old age pension, (ii) voluntary savings withdrawals, (iii) transfer of account balances to another AFP, (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) above. BBVA Provida began charging a fee in connection with (iv) and (v) above in July 2000 and in March 2002, respectively.

     In accordance with the Pensions Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. In connection with fees for mandatory contributions into the pension account, the Pensions Law establishes that each AFP must apply the same fee levels to each of its affiliates. Affiliates who are not entitled to receive life and disability benefits are excluded, so they are charged a lower fee, reflecting lower costs to BBVA Provida. The fees for programmed withdrawal pension payments must be the same for each pensioner.

     Although there is no legal limit on the fees that an AFP may charge, competitive pressures have resulted in a difference fee-limited range charged by the different AFPs.

     Mandatory Contributions. Fee structure is one of the most competitive aspects of the AFP industry. Under the Pensions Law, each AFP may determine whether to charge a fixed fee, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly gross wages that is subject to the 10% of the salary base (up to UF60 per month). Five out of six AFPs, including BBVA Provida, charge a fixed fee in combination with a variable fee, while the remaining AFP charges only a variable fee.

     The uniform fee requirement has limited the flexibility to reward longer term or higher income contributors with lower fees than those applied to newer and/or smaller accounts. Although changes to this rule have been proposed on several occasions, BBVA Provida cannot ensure that a change will be adopted which would allow BBVA Provida to reward longer term or higher income contributors through lower fees.

     SAFP Circulars 998 and 999, released in November 1997, intended to rationalize the commercial expenses stemming from transfers, and implied that AFPs would have to reorient their strategies to fee competition by reducing the variable fee levels (partially offset by higher fixed fees). The fee evolution established by the administration of mandatory contributions is shown in the following table:

Monthly Fees for Mandatory Contributions

	2000		2001		2002		2003		2004
	Variable %	Fixed Ch$	Variable %	Fixed Ch$	Variable %	Fixed Ch$	Variable %	Fixed Ch$	Variable %	Fixed Ch$

BBVA Provida	2.25	390	2.25	390	2.25	390	2.25	390	2.25	390
Industry High	2.95	1,000	2.55	1,000	2.55	1,000	2.55	1,000	2.55	790
Industry Low (*)	2.16	390	2.09	390	2.09	390	2.09	390	2.09	390
Industry Average	2.31	526	2.26	532	2.26	532	2.26	532	2.35	543

Source: SAFP
(*) Minimum fixed fee among AFP charging this kind of fee.

     During the first five months of 2005, changes has been recorded in the fee structure with respect to the information at December 2004 shown in the previous table. In January 2005, one AFP increased its variable fee from 2.09% to 2.23% of the salary base, while in May 2005 another AFP decreased its variable fee from 2.49% to 2.48% of salary base.

     Because of BBVA Provida´s size, the cost of managing each affiliate’s account are significantly below the industry average, management believes that it can continue to effectively compete at a lower fee level than most of its competitors. The following chart presents certain comparative information regarding average monthly costs of administered contributors’ accounts for the years 1997 to 2004:

	Monthly Administrative Cost per Contributor

	For the twelve months ended December 31,
	(In constant Ch$)

	1997	1998	1999	2000	2001	2002	2003	2004

BBVA Provida	1,897	1,981	2,022	1,819	1,875	1,681	1,794	1,849
The Second lowest cost
AFP	2,380	2,396	2,493	2,492	2,460	2,107	2,378	2,264
Average of the five largest	2,843	3,080	2,831	2,697	2,538	2,379	2,675	2,580
AFPs

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     The variable fees are paid in addition to the amount contributed to the pension account. Fixed fees are charged against the balance of each contributor in the month the contribution was made. For example, an affiliate with a monthly salary of Ch$100,000 must contribute Ch$10,000. With the current BBVA Provida variable fee rate of 2.25% of the salary base, the total monthly fee collected by BBVA Provida on such an account would be a variable fee of Ch$2,250 plus a fixed fee of Ch$390 deducted from the contributor’s individual mandatory pension account. Variable fees are paid directly by the employer or self-employed worker at the same time as the pension contribution.

     Programmed Withdrawals. In connection with fees for payments of programmed withdrawals, all AFPs charge a variable fee that is a percentage of the amount of pensions paid to the affiliates. Between 1999 and 2001, all AFPs in the industry announced the establishment of fees for payments of programmed withdrawals with such fees currently ranging from a low of 1.00% to a high of 1.25% of the pension.

     Voluntary Pension Savings. AFPs, like other authorized institutions, also offer affiliates the option to establish a voluntary pension savings account in which affiliates make monthly deposits previously determined to improve their future pensions. According to the law, AFPs are allowed to charge a fee over assets under management, and fees are currently in a range between 0.47% and 0.59% on annual basis. Since March 2002, BBVA Provida charges a fee of 0.49% on an annual basis over voluntary pension funds. Additionally to the above, the regulation permitted to charge fees on fund transfers collected for other institutions and BBVA Provida established a fee of Ch$1,250 for each operation (approximately US$2.2) .

     The fees can be changed at any time upon three months’ notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by BBVA Provida for each of the last three years and the current period:

Fee rates charged by BBVA Provida

	As of December 31,						March 31,

	2002		2003		2004		2005

Fee charged on monthly contributions (for affiliates who
are entitled to receive life and disability insurance)(*):
Fixed fee (in Ch$)	39	0	39	0	39	0	39	0
Variable fee	2.25%		2.25%		2.25%		2.25%
Fee charged on payments of programmed withdrawals:
Fixed fee (in Ch$)		0		0		0		0
Variable fee	1.00%		1.00%		1.00%		1.00%
Fee charged for voluntary pension savings management:
Fixed fee (in Ch$)		0		0		0		0
Variable fee (annual basis over AUM)	0.49%		0.49%		0.49%		0.49%
Fee charged for voluntary pension savings transfers:
Fixed fee (in Ch$)	1,25	0	1,25	0	1,25	0	1,25	0
Variable fee	0.00%		0.00%		0.00%		0.00%
Ratios of fixed and variable fees to total fee income:
Fixed fee on monthly contributions	6.6%		6.4%		6.2%		5.9%
Variable fee on monthly contributions	92.4%		92.5%		92.6%		92.9%
Variable fee on payments of programmed withdrawals	0.8%		0.8%		0.8%		0.8%
Variable fee on voluntary pension savings	0.2%		0.2%		0.3%		0.3%
Fixed fee on voluntary pension savings transfers	0.0%		0.0%		0.0%		0.0%

(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged by lower fees.

     The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly fee revenues of each AFP. At December 31, 2004, BBVA Provida had the largest market share of contributors among all AFPs (40.6%) and, according to the Company ’s estimates, also the largest market share of monthly salary base (36.5%) . There are some factors that result in each AFP having a larger number of affiliates than contributors. In March 2005, according to labor force information, approximately 7.9% of Chile’s labor force, and therefore a similar percentage of affiliates, was unemployed. In addition, self-employed affiliates are not obligated to contribute every month, regardless whether they receive a salary in a specific month. The number of contributors is also influenced by the seasonal nature of many important industries in Chile, such as fishing, agriculture and tourism.

     Life and Disability Benefits

     As required by the Pensions Law, BBVA Provida has contracted insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. During 2004, BBVA Provida maintained a life and disability insurance contract with BBVA Seguros de Vida S.A. granting coverage for 17 months from August 1, 2003 until December 31, 2004. The same life insurance company was awarded in the last competitive bidding process the life and disability insurance contract granting coverage from January 1, 2005 for an undefined time.

     BBVA Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, BBVA Provida has specified a maximum premium rate and a temporary premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of the casualty rate experienced among BBVA Provida’s contributors were higher. The temporary rate is the monthly percentage of its contributor’s salary that BBVA Provida pays monthly to the insurer according to the current contract. During 2004, the contract had a maximum rate of 1.10% of the maximum taxable salary for contribution of each contributor and its temporary premium rate was 0.70%, while from January 1, 2005 the maximum rate was established at 1.27% of the maximum taxable salary for contribution of each contributor and its temporary premium rate was maintained at 0.70%.

     In addition, the bid basis establishes a formula pursuant the insurance company and BBVA Provida may share the casualty rate incurred. The above may constitute a significant source of revenues to BBVA Provida if the casualty rate experienced result in a premium cost below the temporary premium paid. The insurance company also charges an additional fixed monthly premium to provide such coverage. This monthly fixed premium is currently UF 2,150 (approximately ThUS$67) the same prevailing the previous contract.

     BBVA Provida’s contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 has a maximum rate of 1.10% and BBVA Provida has no obligation to make additional premium payments above this rate. In addition, BBVA Provida pays the temporary premium rate of 0.70% on monthly basis. The difference between the maximum rate, the temporary rate and the cut rate set at 0.85%, allows the contract to define a rebate structure based on the effective casualty rate. If the effective casualty rate is between 1.10% and 0.85%, BBVA Provida has to cover 100% of the difference between the casualty rate and the temporary rate. If the casualty rate is equal or lower than 0.85%, BBVA Provida has to cover 100% of the difference between the casualty rate and the temporary rate and has to pay a premium to the insurance company equivalent to the 10% of the difference between the casualty rate and the cut rate. For example, if the casualty rate is 0.90% and BBVA Provida pays a temporary rate of 0.70%, BBVA Provida will pay the insurer an additional payment of 0.20% and the insurance company will not receive any premium. However, if the casualty rate is 0.75%, BBVA Provida will pay to the insurance company an additional payment of 0.05%, in order to cover the difference in the casualty rate. Additionally, the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.01% . Finally, if the loss rate is 0.65%, BBVA Provida will receive 0.05% as a rebate and the insurance company will receive a premium equivalent to 10% of the difference between the effective casualty rate and the cut rate, meaning 0.02% . This contract establishes a rebate payment system starting at the end of 17 months following the beginning of the contract year, and every twelve months thereafter for the next five years.

     The new contract of BBVA Provida with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for undefined time, has a maximum premium rate of 1.27% and BBVA Provida is not obliged to make additional payments over this rate. The temporary premium of 0.70% is paid by BBVA Provida every month. This contract includes temporary settlements of 100% of the differential between the casualty rate and the temporary rate, being payable the first one after 12 months of the contract being in effect, that is, on December 31, 2005. For December 31 of the following years until the final settlement takes place, new temporary settlements of the differential between the casualty rate and the temporary rate will be made. After 48 months from the expiry date of the contract agreed between the parties, the differential of the definitive casualty rate to be paid by the Company will be determined.

     In the past, the rebates system implied a significant source of revenues for BBVA Provida, due to the fact that the casualty rate of the client portfolio was lower than the temporary premium paid monthly to the insurance company. However, since the middle of year 1999, a period when the country additionally evidenced unemployment rates over 10% (implying a significant gap to the average observed rate of 6.2% in 1998), the casualty rate started to increase to levels over the temporary premium paid monthly. This situation has remained consistent throughout the industry until now as a result of: (i) local unemployment rates and awareness by affiliates about benefits; both affecting the number of casualties and (ii) the downward trend evidenced by interest rates that have caused a rise in the economic value of casualties. In this context, BBVA Provida has developed a strategy to control the effects of a higher casualty rate, which involves tools to measure and manage casualties and activities within the Company and with third parties (insurance companies and medical commissions) directed to reduce the effects of casualty rates on results. BBVA Provida has also developed an internal management model intended to determine and manage the effects of casualties on client’s portfolio.

     In consideration that the effective cost of disability casualties is determined after a period of three years of temporary disability, the Company has received casualty rebates and made settlements for unfavorable casualty rate, reflecting in each year’s results the cumulative impact of several prior contracts as well as the current contract. The rebates had their most significant effect on operating revenues in the first quarter of the year, when the insurance company made pre-settlements. Regarding reimbursements to the insurance company for unfavorable casualty rate and since recent contracts started evidencing higher casualty rates over temporary premiums, BBVA Provida began to make monthly provisions accounted for as operating expenses. These provisions were based on estimations of the casualty rate implicit in the settlements made to the insurance company in the first quarter of the year, in accordance with the conservative criteria of recognizing losses at the moment of having a reasonable base for estimation.

     In January 2004, the Superintendency of Pension Fund Administrators, organization that is entitled to promulgate accounting regulations governing the pension industry, issued instructions about provisions to be included in the year 2003 in connection with higher casualty rates. Furthermore, at the close of the fiscal year 2003 BBVA Provida made provisions for 100% of the contract balances given by the insurance company corresponding to previous contracts, which would be paid in March 2004.

     Moreover, with the enforcement of the new August 2003-December 2004 contract, whose first pre-settlement was made in March 2005, BBVA Provida decided to strengthen its conservative criteria to acknowledge higher casualty rates. The above meant the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, to maintain an adequate correlation between revenues and expenses recognized on monthly basis. So, at the close of 2003, the provisions for higher casualty rate exceeded the balance reported by the insurance company.

     During 2004, the Company made an exhaustive analysis of its portfolio’s casualty rate and the basis on which the value of casualties were determined by the insurance companies, developing a predictive model which allowed it substantial improvement in the projections of the casualty rate. In accordance with the above, it was concluded that the casualty costs reported by the insurance companies, on whose basis the provisions are recorded according to instructions issued by the SAFP, were not enough to appropriately cover casualty rate of the contracts. The latter considering that the technical reserves of the insurance contracts undervalue the casualty costs mainly due to the “generic reserves” or “reserves at average cost” which give a frequency to casualties that underestimates the effective cost of this insurance. Additionally, there is no prompt correction of the economic value of casualties at the prevailing interest rate in the market. Also, it was concluded that there was not an adequate correlation between revenues and expenses of each period since results of a period were affected by casualty rate obligations incurred in previous periods.

     Prior to the close of the first half of 2004, BBVA Provida submitted this information to the Superintendency of Pension Funds Administrators. The aim of this was to complement the regulation and include the aforesaid variables in the constitution of provisions for higher casualty rates considering that this situation affects the whole pension industry. It was also requested that the adjustments for higher casualty rates of periods prior to 2004 (Ch$8,195 million) be charged against retained earnings at the beginning of the period for Ch$6,802 million net of taxes for Ch$1,393 million for being, in our opinion, an error which did not consider among other variables, the prevailing interest rate at the close date. So, the financial statements of the periods ended in June and September 2004 recorded the provisions for casualty rate obligations incurred in previous periods against retained earnings. The latter implied that during those quarters, unlike previous periods, only the projected casualty rate of the current policy (August 2003-December 2004) was recognized in results, though the application of the predictive model internally developed. This criterion consisted in recognizing casualty rate of a contract during its coverage period, maintaining an appropriate correlation between revenues and expenses of the period.

     Finally, the SAFP released Circular Note N° 3,228 requiring a reversal of the retained earnings adjustment at the beginning of the period with the consequent increase in the cost of life and disability insurance premium in fiscal year 2004 by incorporating expenses from previous years.

     All the provisions for higher casualty rates projected at the close of the contracts were based in the best estimations derived from the predictive model internally developed, being the minimum limit of provisions the insurance companies balances according to the Authority instructions. The predictive model considers the following relevant variables:

-	number of casualties (survival and disability) according to the biometric profile of the client portfolio;

-	casualty costs (survival and disability) considering the profile of the covered affiliates (gender, age) and his designated legal beneficiaries and the historical casualties;

-	expected discount rates for casualty payments;

-	projected pension funds return.

     As a consequence, starting 2005, the BBVA Provida is basically acknowledging in its results the projected casualty rate at the close of the contract of the current policy, though the application of the predictive model described above. Consequently, the Company is going to maintain an appropriate correlation between revenues and expenses of the period.

     The following tables set forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates (short and long term) of each insurance contract at December 31, 2004:

Short term Provisions

Insurance Company	Coverage Period	Casualty Costs incurred by the Insurance Company	Payments made to the Insurance Company	Provisions for unfavorable casualty rate

		(in million of constant Ch$)

ING Seguros de Vida S.A.	Aug 1997- Jul 1999	45,342	45,044	0
ING Seguros de Vida S.A.	Aug 1999- Jul 2001	69,502	67,623	1,880
ING Seguros de Vida S.A.	Aug 2001- Jul 2003	81,863	72,485	3,256
BBVA Seguros de Vida S.A.	Aug 2003- Dec 2004	57,599	42,183	15,417

Long term Provisions

Insurance Company	Coverage Period	Casualty Costs incurred by the Insurance Company	Payments made to the Insurance Company	Provisions for unfavorable casualty rate

		(in million of constant Ch$)

ING Seguros de Vida S.A.	Aug 1997- Jul 2003	195,707	185,152	1,232
BBVA Seguros de Vida S.A.	Aug 2002- Dec 2004	57,598	42,183	658

     In addition to the rebate system, BBVA Provida’s current insurance contract stipulates that BBVA Seguros de Vida S.A. must pay BBVA Provida a monthly interest payment in the first quarter of each year. The monthly interest payment is calculated by applying the return of the insurance company portfolio previously defined in the contract, charged on the difference between (i) the sum of the premiums paid to BBVA Seguros de Vida S.A. minus all paid casualties that stemmed from Provida’s client portfolio and (ii) rebates received or paid by BBVA Provida during the contract period. The monthly interest payment compensates BBVA Provida for the float that BBVA Seguros de Vida S.A. enjoys on the premium amounts that are not used to cover casualties.

     Investment Services

     The general investment policy of the Pension Funds is determined by BBVA Provida’s Board members and is administered by an Investment Committee comprised of the Chief Executive Officer, Vice Chief Executive Officer, Chief Investment Officer and the Planning & Control Manager. Also the Auditor, the General Counsel and executives from the Investment Area attend without the right to vote. The Investment Committee approves eligible companies in which the Pension Funds may invest and establishes investment limits in different types of securities within legally prescribed limits. Professionals of the Investment Area are in charge of implementing the investment policy.

     The objective of BBVA Provida’s investment policy is to maximize profitability for its affiliates in the current regulatory framework and according to strict criteria of risk controls. In addition, since the Multiple Funds start-up, the affiliates’ preferences regarding their risk exposure are also considered.

     This policy seeks to add value through the strategic assignment of different kinds of assets -variable and fixed income- based on a fundamental analysis of both local and foreign stock markets. For this, BBVA Provida’s Investment Area has two management divisions -Variable Income and Fixed Income- and one Research Department. Both managers and the head of department have full-time research analysts with experience in areas of investing, economics, and securities. BBVA Provida also has external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

     In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through the Securities Exchange or a competitive bidding process. BBVA Provida’s Investment Control Department, which is part of the Accounting and Consolidation Division of the Company, validates investments each day before entering into them. Additionally, this department has the obligation of disclosing to the SAFP a daily report with all investment activities.

     The Multiple Funds

     In February 2002, a legal modification to Law Decree 3,500 introduced Multiple Funds’ portfolios. Starting on August 1, 2002, each AFP must hold four funds denominated Type B, Type C, Type D and Type E, and may hold an additional fund named Type A. All AFPs incorporated the five types of funds and the first contributions to these funds were made on September 27, 2002.

     The main difference among them is the permitted portion invested in variable income securities. The fund Type A has the highest concentration in variable income while fund Type E does not have any variable income component. The balance of mandatory contributions, deposits by agreement, voluntary pension contributions and voluntary savings may be invested in two different fund types at the same time. As established in the law 19,010 the indemnity account must remain in the same fund where the mandatory contributions exist.

     A description of the permitted investment limits in variable income instruments for each of the fund types as well the permitted funds for each of the affiliate types is described below:

Investment limits in variable income instruments

	Maximum	Minimum

Fund Type A	80%	40%
Fund Type B	60%	25%
Fund Type C	40%	15%
Fund Type D	20%	5%
Fund Type E	Not allowed	Not allowed

Multiple Funds election

Men from 56 years old and women
	Men up to 55 years old and	from 51 years old
	women up to 50 years old	not pensioned	Pensioned affiliates

Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

     According to the law, if at the age of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

     Moreover, if the affiliate does not voluntary choose a fund, the mandatory contributions are assigned and modified by law according the affiliate’s age:

-	Men and women younger than 35 to fund Type B;

-	Men between 36 and 55 and women between 36 and 50 to fund Type C; and

-	Men older than 56 and women older than 51 to fund Type D.

     Regarding the fund transfer method for the aforementioned cases, the procedure is the following:

-	Upon reaching the age condition 20% of funds are transferred to the corresponding fund.

-	After a year of reaching the age condition 40% of funds are invested in the corresponding fund.

-	After two years, 60%.

-	After three years, 80%.

-	Finally, after four years, 100%.

     For affiliates who apply to programmed withdrawal and deferred life annuities, the transfer of 100% of their saving to fund type D is established, thereafter, being able to opt for any fund among the permitted alternatives.

     After more than two years since the Multiple Fund’s inception, fund Type C managed by BBVA Provida continues to have the highest proportion of assets (54.8% at December 2004) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and massive transfers recorded from September 2002 as observed in the following table:

Assets under management of BBVA Provida
(In million of US and as a % of the total)

	September 2002		December 2004
	MUS$	%	MUS$	%

Fund Type A	22	0.2%	1,327	6.9%
Fund Type B	36	0.3%	4,055	21.2%
Fund Type C	10,393	98.7%	10,479	54.8%
Fund Type D	28	0.3%	2,779	14.5%
Fund Type E	48	0.5%	494	2.6%

Total	10,528	100%	19,134	100%

Source: SAFP

     Pension Fund Investments

     Under the Pensions Law, each pension fund is a separate legal entity from the AFP, immune to the AFP’s financial situation. In the event of the AFP’s bankruptcy, the SAFP assumes control of the fund, giving affiliates 90 days to transfer funds in their individual capitalization accounts to another AFP. At the end of that period, the fund custodian appointed by the SAFP transfers all remaining accounts to another fund that the custodian designates.

     The following tables set forth the current composition for pension funds Type A, B, C, D and E administered by the whole industry and by BBVA Provida as of December 31, 2004:

FUND TYPE A	Industry	BBVA Provida

Instrument	At December 31, 2004

Government bonds	6.55%	5.36%

Mortgage bonds	1.76%	0.32%

Time deposits (DPFs) and other financial institution obligations	8.94%	11.74%

Private & corporate bonds	1.90%	1.54%

Company stocks	21.10%	22.00%
Low ownership concentration companies	6.12%	5.18%
Real estate companies	0.00%	0.00%
High ownership concentration companies	14.98%	16.82%

Investment fund shares	1.77%	1.12%
Real estate	0.46%	0.37%
Venture capital	0.23%	0.19%
Publicly traded securities	1.07%	0.56%

Commercial paper	0.10%	0.26%

Foreign investments	57.88%	57.66%

FUND TYPE B	Industry	BBVA Provida

Instrument	At December 31, 2004

Government bonds	12.85%	12.41%

Mortgage bonds	4.71%	3.35%

Time deposits (DPFs) and other financial institution obligations	18.85%	22.09%

Private & corporate bonds	4.36%	3.97%

Company stocks	20.04%	20.60%
Low ownership concentration companies	5.69%	5.08%
Real estate companies	0.00%	0.00%
High ownership concentration companies	14.35%	15.52%

Investment fund shares	2.73%	2.24%
Real estate	0.98%	1.00%
Venture capital	0.33%	0.23%
Publicly traded securities	1.42%	1.02%

Commercial paper	0.19%	0.35%

Foreign investments	36.27%	34.99%

FUND TYPE C	Industry	BBVA Provida

Instrument	At December 31, 2004

Government bonds	19.24%	18.15%

Mortgage bonds	7.33%	5.53%

Time deposits (DPFs) and other financial institution obligations	21.76%	24.73%

Private & corporate bonds	8.03%	8.16%

Company stocks	15.52%	15.25%
Low ownership concentration companies	4.37%	3.52%
Real estate companies	0.00%	0.00%
High ownership concentration companies	11.15%	11.73%

Investment fund shares	2.83%	3.01%
Real estate	1.22%	1.42%
Venture capital	0.35%	0.30%
Publicly traded securities	1.26%	1.29%

Commercial paper	0.20%	0.19%

Foreign investments	25.09%	24.98%

FUND TYPE D	Industry	BBVA Provida

Instrument	At December 31, 2004

Government bonds	29.90%	26.90%

Mortgage bonds	9.26%	8.36%

Time deposits (DPFs) and other financial institution obligations	26.82%	32.12%

Private & corporate bonds	7.88%	7.06%

Company stocks	10.28%	9.99%
Low ownership concentration companies	3.10%	2.58%
Real estate companies	0.00%	0.00%
High ownership concentration companies	7.18%	7.41%

Investment fund shares	1.66%	2.98%
Real estate	0.60%	1.50%
Venture capital	0.12%	0.31%
Publicly traded securities	0.93%	1.17%

Commercial paper	0.36%	0.39%

Foreign investments	13.84%	12.20%

FUND TYPE E	Industry	BBVA Provida

Instrument	At December 31, 2004

Government bonds	45.84%	41.07%

Mortgage bonds	14.27%	14.61%

Time deposits (DPFs) and other financial institution obligations	17.35%	25.22%

Private & corporate bonds	13.36%	10.83%

Company stocks	0.00%	0.00%
Low ownership concentration companies	0.00%	0.00%
Real estate companies	0.00%	0.00%
High ownership concentration companies	0.00%	0.00%

Investment fund shares	0.00%	0.00%
Real estate	0.00%	0.00%
Venture capital	0.00%	0.00%
Publicly traded securities	0.00%	0.00%

Commercial paper	0.28%	0.39%

Foreign investments	8.90%	7.88%

Source: SAFP

Accounts Administration

     A significant part of BBVA Provida’s operating activities are related to the payroll processing submitted by employers and the preparation of balance sheets for individual capitalization and voluntary savings accounts. The payroll processing is labor-intensive since most of them are still prepared and submitted on paper and must be manually entered into BBVA Provida’s computer files. Various computer programs, audit procedures and back-up files are maintained by BBVA Provida to assure that data is entered accurately and the amounts are properly credited in accounts.

     In October 2000, the PreviRed.com project was started, sponsored by the Association of Pension Fund Administrators, aimed at developing and managing a system to collect contributions electronically by Internet. All AFPs are shareholders of PreviRed.com, and BBVA Provida holds a 37.9% stake in this company. As of March 31, 2005, the value of Provida’s investment in PreviRed.com amounted to Ch$366 million. PreviRed.com started operations in October 2001. The collection volume recorded by this service may represent up to 8.5% of the total amount collected by BBVA Provida.

     Principal Markets

     Chile

     BBVA Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception. As of December 31, 2004, BBVA Provida was the largest of the six AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, salary base, number of branch offices and net income.

     BBVA Provida’s leading position is shown in the following table regarding market share in the most relevant variables as of December 31, 2004:

Market Share	Pension Funds	Affiliates	Contributors	Operating Revenues	Operating Income	Net Income

BBVA Provida	31.5%	41.5%	40.6%	32.4%	28.2%	29.5%
Habitat	23.9%	24.2%	25.4%	24.6%	29.5%	28.8%
Cuprum	16.7%	6.6%	9.4%	15.5%	20.6%	19.2%
Santa María	12.3%	13.7%	11.5%	12.1%	6.9%	8.8%
Bansander	11.5%	8.2%	8.9%	11.1%	12.5%	11.9%
Planvital	4.1%	5.8%	4.2%	4.3%	2.3%	1.8%

System	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Based on information provided by the Authority and on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     The private pension system in Chile has matured and continues to be extremely competitive. At present, there are six AFPs operating in a highly regulated environment. By law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with only one exception related to voluntary pension savings whose management has been opened to other authorized institutions since March 2002.

     All competitors have certain relationships with trade associations, insurance companies, banks or financial corporations that may provide unique competitive advantages. Competition is especially focused on charged fees, commercial strategy and returns earned by the pension funds. At the end of 1997, the intensity of the commercial activity was evidenced by the fact that the number of sales agents in the industry increased from 5,200 to 18,700, which represented a 260% increase between the years 1992-1997. New regulations issued in November 1997 by the SAFP formalized the affiliate-transfer process among AFPs, also reducing the number of sales agents in the industry as evidenced by a fall of 48% from 1997 to 1998, culminating with an average number of approximately 9,800 in 1998. During 1999, an additional decline of 56% occurred in comparison to the previous year, with the average number of salespeople falling to approximately 4,300. This trend continued during the years 2000 and 2001, with the average number of salespeople decreasing to 3,222 and 2,649, respectively, which represent decreases of 25% and 18% respectively, regarding the previous year. From this date, the rationalization process of sales force was stabilized, with a number of sales agents around 2,600 between the years 2002 and 2003. A new reduction arose in 2004 with the average number of sales agents falling to approximately 2,300. This strategy related to commercial expense rationalization was accompanied by fee reductions, converting the latter into the main competitiveness variable. See “Item 4. Information on BBVA Provida – Business Overview – Principal Activities – Service Fees.”

     Competition also encouraged a process in which smaller and less efficient AFPs were acquired by and merged into larger ones, as well as the association of strategic partners with existing AFPs. Consequently, during 1995 and 1996, Provida absorbed AFP El Libertador S.A.; AFP Santa María S.A. (“AFP Santa María”) absorbed AFP Banguardia S.A.; AFP Qualitas S.A (“AFP Qualitas”) absorbed AFP Valora S.A. and AFP Previpan S.A.; AFP Planvital S.A. (“AFP Planvital”) absorbed AFP Corcordia S.A.; and AFP Magister S.A. (“AFP Magister”) absorbed AFP Futuro S.A. Additionally, Citicorp Inc. became an important shareholder of AFP Habitat S.A., and Luksic group became the controller of AFP Qualitas.

     During 1998 and 1999, the consolidation trend continued. Provida absorbed AFP Unión S.A.; Sun Life Inc. acquired 31.7% of AFP Cuprum S.A.; Corp Group Pensiones acquired AFP Protección S.A. (“AFP Protección”); and Inverlink Holdings acquired 84.6% of AFP Qualitas. Inverlink Holdings, which already controlled AFP Magister, merged both pension fund managers and retained the name AFP Magister. In addition, Santander Chile

Holding S.A. acquired 100% of AFP Summa S.A. which was merged with Bansander AFP to form AFP Summa Bansander S.A, and AFP Aporta S.A. and AFP Fomenta S.A. were merged to form AFP Aporta Fomenta S.A. (“AFP Aporta Fomenta”). On January 1, 1999, Provida acquired and merged with AFP Protección. Subsequently, BBV acquired 40.7% of Provida and Aetna Chile increased its participation in AFP Santa María from 76.0% to 96.6% .

     In January 2001, AFP Aporta Fomenta was acquired and absorbed by AFP Magister, while at the end of the same year, the Banca della Suizzera Italiana, a Swiss group, took control of AFP Planvital (99.98%) . In June 20, 2001, the merger of ING Life Insurance Company with Aetna Life Insurance Company was allowed, implying the integration of AFP Santa María to ING Group, a company that was formerly controlled by Aetna Chile. Currently, ING S.A. owns 97.61% of AFP Santa María’s stake.

     Subsequently, in March 2004 AFP Planvital merged with AFP Magister maintaining the name of AFP Planvital, which led to the currently six AFPs operating in the market, competing among them in terms of sizes, services and sales coverage.

     In this context, a new competitive factor arose in the industry from the Multiple Funds’ implementation due to the widening of the pension fund portfolio to invest the pension savings which led affiliates to start requiring higher levels of information to make the most appropriate decisions based on their age and risk profile. Therefore, the pension advisory services granted by AFP reached great importance. As a matter of fact, 1,730,340 participants (50% of the total contributors of the industry) had opted among the five funds offered as of December 2004, representing an increase of 22.5% with respect to the 1,412,906 participants (39.9 % of the total contributors of the industry) as of December 31, 2003.

     The returns reached by the five funds during 2004 and since the Multiple Funds’ implementation have recorded positive levels, registering the best returns from those funds which have the highest concentration of shares, such as fund Type A and B. One of the most remarkable aspects it is the difference between the returns of fund Type A and C since the inception of the Multiple Funds that has ascended to 27%. Despite the short time since the Multiple Funds implementation, it is noticeable that the decision of which of the funds must be elected is very important for affiliates. As a result, the importance of advisory services granted by AFP as a competitive tool is confirmed.

     At April 30, 2005 BBVA Provida obtained the following returns and its respective rankings in terms of annual real returns for each fund managed:

	Annual real return	Provida’s ranking

Fund Type A	11.26%	4
Fund Type B	9.97%	4
Fund Type C	8.80%	5
Fund Type D	6.87%	3
Fund Type E	4.03%	4

Source: SAFP

      Moreover, in 2001, the Chilean government approved a set of measures to liberalize the capital market. One of these measures related to voluntary pension savings came into force in March 2002 and granted new saving incentives and allowed their administration by other financial institutions different from AFP. In this context, while competitors have the advantage of offering a larger variety of products since AFP investments are limited by law (although the Multiple Funds extended the limits), the AFPs stand out in terms of low costs according to fees reported by the different participants. At December 31 2004, BBVA Provida recorded the highest number of APV accounts in the industry with 112,481 active accounts representing a market share of 33.5% . At the same date, the funds in APV accounts reached US$191 million, recording a growth of 23.3% with respect to last year.

     BBVA Provida also faces competition for voluntary savings contributions from various financial institutions and intermediaries such as banks, insurance companies and investment companies. Because BBVA Provida does not currently charge a fee on voluntary savings account deposits, the development of this product has not been considered as basic to the Company’s commercial strategy. As of December 31, 2004, the overall number of voluntary savings accounts in the AFP industry ascended to 791,764 which represent a total amount of US$552 million. At the same date, BBVA Provida had 333,152 accounts with funds for US$113 million representing a market share of 42.1% and 20.4% respectively.

     Additionally, in 2004, BBVA Provida has continued developing its plan to maintain its broad customer base and to promote client loyalty. For this, information and specialized advisory services were created. This commercial approach intends to solve the customer’s pension needs for which a technological restructuring process was initiated over the basis of a new technological platform, whose installation process is likely to finish in 2005, granting competitive advantages for the Company in favor of the clients. Additionally, the control of quality process continued as well as the creation of new centers of public assistance. The participation in the Value Depositary Center (shareholding of 23.14%), PreviRed.com (shareholding of 37.87%) and the Unemployment Funds Administrator (shareholding of 37.80%) complement the Company’s activities in the pension industry with the support of BBVA Group.

     In this regard, and since the law for the administration of the Unemployment Insurance in Chile was passed in 2001, the consortium composed of all AFPs of the industry was awarded the administration of such insurance for 10 years, implying the management both the Unemployment Fund and the Solidarity Unemployment Fund, as well as the granting and administering of the benefits established in the Unemployment Insurance law, thus, providing a solution to face the unemployment situation of all the workers, mostly in low economic growth periods. According to the available information, after 27 months of operations (from October 2002 to December 2004), the workers affiliated with this system ascended to 3,113,028, while in December 2004 the AFC paid 82,500 unemployment benefits for a total amount of Ch$6,249 million. As of December 2004, the unemployment assets under management reached Ch$181,533 million.

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

     The Pensions Law states that the “sole objective” of each AFP is limited to the administration of pension funds and the provision of related benefits. However, the Pensions Law allows an AFP to invest, through a subsidiary created by the AFP for such purposes, in foreign companies whose purpose is to grant social security benefits in other countries.

     In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries. Provida Internacional was constituted with Provida as holder of 99.99% of common stock and Corp Group Pensiones Chile S.A. as holder of the remaining shares. Subsequently, Corp Group Pensiones Chile S.A. changed its name to BBVA Pensiones Chile S.A., maintaining the same equity interest structure. At present, Provida Internacional holds investments in AFPs operating in Peru, Ecuador, Mexico and the Dominican Republic.

     International Strategy. As of December 31, 2004 the BBVA Group, with the BBVA Provida’s participation, is the largest pension group in Latin America, with almost 12 million affiliates and more than US$37 billion in assets under management. BBVA Provida’s international strategy has focused on investment efficiency and new pension projects in Latin America together with the BBVA Group. BBVA Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets BBVA Provida will actively seek new investments in local AFPs.

     According to the latter, during the last two years, certain adjustments in foreign subsidiaries investment portfolio were carried out to boost the pension franchise with BBVA Group. In September 2003, Provida Internacional sold its 20% stake in AFPC Porvenir in Colombia, based on the facts that the Colombian market has matured in the context of changes in regulations and BBVA Provida did not have management control of the company while the BBVA Group had a controlling position in another AFPC in Colombia (AFPC Crecer).

     In conjunction with the aforementioned transaction, BBVA Provida acquired 100% participation of AFP Porvenir in the Dominican Republic, a country that at the beginning of 2003 adopted a pension fund system similar to that of Chile, being of great attractiveness for BBVA Provida to take a position with management capacity. Additionally, such transaction was financially sustained by the results expected in the medium and long term as a consequence of the planned merger with BBVA Crecer, the AFP of BBVA Group in that country.

     As a result, during 2004 additional adjustments in foreign subsidiaries’ investment portfolio of Provida Internacional were carried out. In May 2004, the 30% stake in AFP Porvenir in the Dominican Republic was sold to the local investor Progreso Group to consummate the merger of AFP Porvenir with BBVA Crecer in which BBVA Group had 70% shareholding and Progreso Group 30%. The merger was carried out in October 2004 and both Provida Internacional and BBVA, as a result, held 35% stakes in the new BBVA Crecer AFP while the Progreso Group held a 30% stake.

     Additionally, in October 2004, Provida Internacional decided to sell its 19% stake in AFP Crecer in El Salvador to Sociedad Fondo Universal S.A. de C.V. for US$12.2 million, a transaction in line with the joint strategy with BBVA Group to arrange and reinforce the pension investments in Latin America, considering the rather financial nature of the investment in a mature market with moderate growth perspectives.

     Peru-AFP Horizonte. In June 1993, Peru started a private pension system, although the workers can still opt to participate in the public system. The Peruvian pension system originally comprised eight AFPs, but only four are currently operating.

     In November 1993, Provida made an initial US$2 million investment in exchange for a 20% equity share in AFP Horizonte, a company targeting high and middle-income workers located mainly in the Lima region of Peru. In April 1994, Provida invested an additional US$1 million in connection with an equity issue to maintain its 20% stake. Due to the slow development of the private pension market, in August 1994 AFP Horizonte decided to merge with AFP Megafondo in order to take advantage of economies of scale and to consolidate its position as one of the leading AFPs in Peru. Under the terms of the merger, Provida’s equity stake in AFP Horizonte was reduced to 13.2% . In 1996, Provida, through Provida Internacional, made an additional investment of approximately US$1.1 million in AFP Horizonte in order to increase its participation to 15.87% . During 1998, Holding Continental S.A., a company related to the Brescia family and BBV, increased its interest in AFP Horizonte to 54%, thereby becoming its controlling shareholder. Beginning in 2000 the BBVA Group, through the acquisition of minority shareholdings, held a 100% equity interest in AFP Horizonte, directly and through subsidiaries.

     The total investment of BBVA Provida in AFP Horizonte at December 31, 2004 ascended to US$4.1 million, being more than surpassed by dividends paid by the Peruvian Company to BBVA Provida. BBVA Provida does not currently anticipate making any additional investment capital contributions to AFP Horizonte. No assurance can be given that unforeseen circumstances may not arise which would make an additional capital requirement or higher financing needs by AFP Horizonte necessary.

     At December 31 2004, a total of 3,397,047 eligible workers had been incorporated into the Peruvian private pension system, of which AFP Horizonte had 893,136 affiliates and 377,507 contributors with a market share of 26% and 29%, respectively, occupying the first place in the industry. At that date, assets under management in the Peruvian system were approximately US$7.8 billion, of which US$2.0 billion were managed by AFP Horizonte, representing 26% participation and third place in the market.

     AFP Horizonte contributed Ch$1,979 million (US$3.6 million) to the net income of BBVA Provida in fiscal year 2004, representing 29.1% of the total earnings contributed by the foreign affiliates during the period.

     Ecuador-AFP Génesis. Although a mandatory private pension system has not been implemented yet in Ecuador, the Ecuadorian government has authorized the creation of AFPs, which receive regular voluntary contributions from their affiliates. Until 1995, Filanbanco S.A. (“Filanbanco”), one of the largest banks in Ecuador, operated and owned all of the outstanding common stock of AFP Génesis. In August 1994, Provida entered into a software and technology supply contract with AFP Génesis and also signed a letter of intent by which Provida agreed to purchase approximately 25% of the outstanding shares of common stock of AFP Génesis from Filanbanco. In December 1995, Provida Internacional, as Provida’s successor in interest under the above-mentioned contract and letter of intent, purchased 25% of the outstanding shares of common stock of AFP Génesis from Filanbanco, paying approximately US$0.7 million.

     In 1996, Provida Internacional made an additional investment of approximately US$0.5 million, in order to maintain its 25% interest in AFP Génesis. At that time, Filanbanco, like other local banking institutions, was suffering from financial difficulties that ultimately required the intervention and assistance of the government at the end of 1998. ING Barings was engaged by the Ecuadorian government to find a strategic partner for Filanbanco. Finally, in September 2001, Provida Internacional acquired 75% of AFP Génesis, completing 100% of the shareholding in the Ecuadorian company. Since then, Provida’s financial statements are consolidated with those of AFP Génesis, implying a net contribution of Ch$447 million (US$ 0.8 million) to the net income of BBVA Provida in fiscal year 2004, representing 6.6% of the total earnings contributed by the foreign affiliates during the period.

     At December 31, 2004, AFP Génesis had 243,420 affiliates; 121,100 contributors and assets under management of US$20.3 million representing a market share of 86% in terms of contributors and 77% in terms of assets under management.

     Mexico. In March 1996, Mexico promulgated a pension reform law that allowed the implementation of privately managed pension funds. The affiliation process began in February 1997 and private Mexican pension funds administrators (“AFOREs”) started receiving collections in September 1997. In 1996, Provida entered into an agreement with Grupo Nacional Provincial S.A. de C.V. (“GNP”) of Mexico, one of the largest insurance groups in Mexico offering life, health, casualty and property insurance products, and BBV to create AFORE Profuturo. The initial shareholders of AFORE Profuturo were GNP (51%), BBV (25%) and Provida Internacional (24%) that also provided instruction and technology for pension fund administration. On May 29, 1998, Profuturo’s shareholders approved the acquisition of AFORE Previnter S.A. de C.V., which was financed by the issuance of new capital. Through this acquisition, AFORE Profuturo became the third largest pension fund administrator in Mexico. Provida Internacional decided not to increase its exposure in the Mexican market, and consequently its participation was diluted from 24% to 14.45%.

     Moreover, a merger between Grupo Financiero Bancomer S.A. de C.V. and Grupo Financiero BBV Probursa S.A. de C.V. was authorized in the first half of 2000, creating one of the largest banks in Latin America and, upon the incorporation of AFORE Bancomer into the BBVA Group, the largest pension fund administrator in Mexico at that time. Provida, as a member of the BBVA Group, was invited to participate in this new project. On November 30, 2000 Provida Internacional acquired a 7.5% equity interest in AFORE Bancomer in a substantial transaction involving the payment of US$66.3 million. In March 2001, in the second part of the process, Provida Internacional sold its 14.45% holding in AFORE Profuturo, receiving US$61.7 million before taxes from the sale. The net proceeds were used to prepay the transitory debt originating from the acquisition of Provida Internacional’s stake in AFORE Bancomer, whereas earnings of Ch$19,394 million (net of taxes) were destined to accelerate the amortization of part of the goodwill resulting from the purchase of AFORE Bancomer. The successive acquisition and sale of both companies constituted a single financial operation.

     For BBVA Provida, Mexico offers significant opportunities because it is the most important market where a private pension system similar to the Chilean system has been adopted, reaching more than 33 million affiliates at December 31, 2004. AFORE Bancomer had 4,324,299 affiliates equivalent to a market share of 13%, 1,957,676 contributors with a market share of 15%, and assets under management of US$8.5 billion, representing a market share of 20% at December 31, 2004. This situates AFORE Bancomer in second place in the industry in Mexico, an outstanding position considering the competitive environment of the Mexican system where 13 AFORES are operating.

     AFORE Bancomer is BBVA Provida’s main investment and generates the highest earnings. The AFORE Bancomer results obtained in fiscal year 2004 contributed Ch$4,035 million (US$7.2 million) to BBVA Provida’s net income, equivalent to 59.3% of the total earnings of foreign affiliates during this period.

     El Salvador. In early 1998, Provida Internacional signed an agreement with Dresdner Bank A.G. and local sponsors Corporación Universal S.A. and Credomatic S.A. to create AFP Porvenir S.A. (“Porvenir (El Salvador)”). Porvenir (El Salvador) began its operations in April 1998 with a capitalization of approximately US$6.3 million, of which 35% was contributed by Provida Internacional. In the last quarter of 1999, Provida made an additional investment of US$2.6 million aimed at increasing its stake to 50% in Porvenir (El Salvador) by the acquisition of 15% interest previously belonging to Deutsche Group.

     On March 28, 2000, the merger of Porvenir (El Salvador), AFP Previsión S.A. and AFP Máxima S.A. was approved. The merger process was completed in September 2000, forming a new entity, AFP Crecer S.A., in which BBVA Provida had a 19% stake until October 2004 when the Company sold its shareholding to Sociedad Fondo Universal S.A. de C.V. for US$12.2 million.

     In fiscal year 2004, AFP Crecer contributed Ch$696 million (US$1.2 million) to BBVA Provida’s net income, an amount that corresponded to earnings generated until September 2004 before the sale of such company. Additionally, the sale of this entity in October 2004 generated a profit of Ch$2,339 million (US$4.2 million) for BBVA Provida.

     The Dominican Republic. On February 1, 2003, a private pension system was implemented in the Dominican Republic, and the affiliation process began. In September 2003, Provida Internacional purchased 99.99% of AFP Porvenir S.A. with an investment of US$15.4 million and subsequently an additional investment of US$1.3 million was made to meet the capital needs of the company. As of December 31, 2003, AFP Porvenir had 117,363 affiliates and 81,154 contributors, figures that represented market shares of 14% and 15%, respectively, while the assets under management reached US$4.3 million representing a market share of 13%.

     On May 27, 2004, BBVA Provida, through its subsidiary Provida Internacional S.A., sold its 30% interest held in AFP Porvenir to Grupo Progreso S.A. and Progreso Compañía de Seguros S.A. for US$5.4 million. The aim of this transaction was to merge this company with BBVA Crecer AFP, where BBVA Group held a 70% equity interest and Progreso Group held 30%. The merger finally took place in October and as a result, both Provida Internacional and BBVA Group held 35% equity interests in the merged company that maintained the name of BBVA Crecer AFP. The remaining 30% shareholding is held by Progreso Group.

     The objective of this merger was to strengthen results in the medium and long term which is reflected in the results as of December 31, 2004 where BBVA Crecer AFP has 312,620 affiliates and 163,358 contributors, representing a market share of 30% in both variables, and assets under management of US$44.8 million with a market share of 23%, situating BBVA Crecer as the second AFP in the market in all relevant variables. BBVA Crecer AFP contributed with Ch$80 million (US$0.1 million) to BBVA Provida’s net income in fiscal year 2004.

     The following table describes the total equity income of BBVA Provida’s related companies, both foreign and local, for the last three financial years:

	For the twelve months ended December 31,

	2002	2003	2004	2004
	MCh$	MCh$	MCh$	MCh$

Net Income BBVA Provida	35,050	32,805	27,246	49
- Net Income excluding gains of affiliated companies (*)	24,996	25,626	22,130	40
- Equity in income of foreign affiliated companies (*)	10,670	8,141	6,354	11
- Equity in income (loss) of local affiliated companies	(616)	(962)	(1,238)	(2)

Equity in Gain of Affiliated Companies/Net Income	28.7%	21.9%	18.8%	18.8%

(*) Gains on affiliated companies do not include entities consolidated with BBVA Provida (AFP Genesis in Ecuador in all the periods and AFP Porvenir in the Dominican Repulic in fiscal year 2003).

     Marketing and Sales

     General

     As is the case with all AFPs, BBVA Provida’s activities are limited to offering only those products and services permitted under the Pensions Law. See “Item 4. Information on BBVA Provida – Business Overview – Mechanics of the System – Mandatory Benefits.” As a result, BBVA Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under a defined pension withdrawal program.

     BBVA Provida obtains its affiliates mainly through its sales force, which targets potential clients who may be interested in changing their pension savings administration as well as new workers who enter in the labor market for first time and need to be mandatorily affiliated to the AFP System as dependent workers. The same sales force also performs tasks aimed at retaining the affiliate’s portfolio, foreseeing client transfers that might be induced by competitors’ sales agents. BBVA Provida also captures affiliates through its wide network of pension service centers without sales agents’ intervention.

     As the largest AFP in the Chilean private pension system, BBVA Provida seeks to capitalize its brand name recognition to attract new affiliates and retain existing affiliates. Management believes that an important part of BBVA Provida’s public image is associated with a “three block” corporate value concept: Experience, Capability and Trust, maintaining closeness and disposition to service its clients throughout the country. Additionally, reinforcing the above, BBVA Provida’s prestige stems from its consolidated leading position over time, as well as the culmination of the integration process in the BBVA Group, a conglomerate leader in the Latin American private pension fund system, which led to a corporate image change in March 2001. Moreover, BBVA Provida believes that its marketing efforts, including direct marketing and other promotional activities, permit the

Company to reinforce its strong presence in the market and to support the objective of attracting new affiliates and retaining the current portfolio through its sales force and its pension service centers.

     BBVA Provida also mails periodic information, develops promotional activities to highlight the technological capabilities and the quality of its services rendered as well as provides additional services by making its facilities available for community use.

     In March 2002, the law that allowed the flexibilization of mechanisms for voluntary pension savings came into effect, providing new saving incentives and permitting other financial institutions different from AFPs to administer these savings, also generating a new source of revenues for the Company. Competition has been present through a wide range of pension saving plans offered by participating institutions, presenting significant differences in administration costs among them. In this context, AFPs have highlighted their low administration costs, where BBVA Provida charges an annual fee of 0.49% over assets under management. Regarding commercial strategy facing greater competitiveness in this new business segment, at the beginning, BBVA Provida focused its efforts on capturing clients interested in making voluntary pension contributions, which implied opening new accounts for pension saving plans. This commercial strategy was developed by a sales force specially trained in this new product, having additional advertising support in written media and supportive elements for different distribution channels. Today commercial emphasis is centered in affiliate transfers having voluntary pension savings, accordingly, commercial campaigns are directed to entities that offer these savings plans in order to attract their clients to BBVA Provida. The opening of specialized centers in voluntary pension savings permits the Company to provide personalized assistance to preferential clients, rendering integral advisory services by highly trained professionals.

     The Multiple Funds Law, partially in effect since March of 2002 and in full effect from August 1, 2002, has allowed affiliates to have five investment alternatives to manage their pension savings, according to their risk and age preferences. Additionally, it has given AFPs higher competitiveness among other participants regarding voluntary pension savings by broadening the number of funds offered, giving affiliates more attractiveness in terms of diversification. Management considers that this Multiple Funds Law, also represents an opportunity to take steps towards obtaining its clients’ loyalty by delivering an integral advisory service that allows clients to plan and optimize their decision about savings in light of their future pension and tax benefits.

     In light of the market in which BBVA Provida is developing, which is characterized by competitiveness and constant changes in regulations and technology, the Company’s service is the most important tool which permits the capture of clients and obtaining loyalty of those who are already members of BBVA Provida.

     As per the above, during 2004 the Company targeted all its efforts at achieving the fulfillment of determined services standards for each distribution channel and so, to grant personalized assistance for the customers considering their own needs and life styles. All this was accompanied by a fast and effective solution for clients’ requirements having as a final objective to reach excellence in the service granted through all the channels: branch offices, Internet, telephony and mail.

     Branch Offices. The branches reorganization aimed at re-defining their profiles was initiated in 2003. Accordingly, during 2004, the “shared networks” project jointly with BBVA Chile S.A started up, in order to ease congestion in branch offices and direct the services at needs and requirements of affiliates. As of December 2004, BBVA Provida has maintained a leading position in a framework of high technology offering the most extensive nationwide branch network with 132 offices covering all the country which are segmented as follows:

-	Pension Service Centers: maintaining the original branch concept, being geared at both providing personalized pension advisory services in areas such as voluntary pension saving, the system benefits and pension information as well as providing collection process, pension payments, issuance of certificates and AFC services.

-	Integral Branch Offices: in this kind of office, BBVA Provida’s agency and BBVA Chile’s branch office are located together in clearly defined spaces. They are directed to supply integral service for the BBVA’s clients both in terms of pension matters as well as financial issues. While the BBVA Provida’s agency office furnishes pension and benefit advisory services and seeks to capture clients to offer voluntary pension savings plans, the BBVA office collects contributions and pays pensions.

-	BBVA Express: in this kind of office, BBVA Provida’s agency and BBVA Chile’s branch office are also located together in clearly defined spaces. The main service characteristics of these offices are fast transactions such as the issuance of certificates, saving drawings, interests calculation, AFP and AFC contribution payments, pension payments and AFC formalities.

-	Specialized Centers for APV: offices created to supply first level advisory services to all clients who require deeper knowledge of APV. The aim of these centers is to provide a more personalized service encouraging client’s loyalty. These offices are located in Santiago, while outside the city this task is provided by each service center’s chief. Furthermore, these offices are located on corners at BBVA Chile’s branch offices, aimed at boosting the BBVA Group’s brand image in the pension and banking business.

     As of December 2004, network offices are distributed throughout the country in 33 pension service centers, 44 integral branch offices, 49 BBVA Express and 6 specialized centers for APV. Approximately 13.6% of the branches are located in the north region, 19.7% in the central-north region, 12.9% in the central region, 18.9% east of Santiago, 9.1% west of Santiago, 9.8% in the south center region and 15.9% in the south region. The offices have a uniform style nationwide and vary in size according to the needs of the zone where they are located and the previously defined profile.

     Supporting the “clear process” of offices, there are self consulting devices in the main cities of the country, allowing affiliates to obtain in a faster way their certificates and account balances.

     Internet. This service provides several options that enhance BBVA Provida’s client support. The web site is divided into two sections: a public and a private one to which the access is through an identification number and a password.

     Pension information is available in the public section (multiple funds, voluntary pension savings, etc.), fees structure, pension fund information (returns, share value and portfolio composition), financial information (interest rates and price index) and pension simulations.

     The private section has two options personal and employers. In the personal option it is possible to obtain a status report (personal information, amounts of mandatory and voluntary contributions, recognition bond), to access and print balance sheets, certificates (contributions, affiliation, progressive vacations, among others), requests (APV and fund switch) and update personal information. Employers can obtain both general and employees information (current fees, date of incorporation, interests and readjustments, contribution form) and print certificates and forms. The options in the private section such as fund switch and transfers to other AFPs are only available with a security password.

     Telephony. This service is provided by a third party –Atento Chile– in order to take advantage of its experience and its modern technology.

     Services provided by Atento Chile include the telephone switchboard that provides general information and transfers phone calls to BBVA Provida’s personnel. It also provides an automated phone service of personal consulting for both affiliates and employers that answers questions regarding Pension’s Law and the former system. This service also offers the alternative of acceding to specialized executives in pension matters, allowing the Company to identify the user profile, peak days and hours of service, idle resources to redistribute the operators’ functions, etc. This information is used by BBVA Provida to evaluate and establish action plans aimed at improving the quality service supplied to customers.

     Mail. This service is carried out in the traditional way, mailing balance sheets every four months, and specific information to every customer. Additionally, we are implementing the sending of information by e-mail which has been accompanied by campaigns promoting the updating of the affiliates’ data base with their e-mail addresses.

     PreviRed.com

     BBVA Provida participates in PreviRed.com, a company created with the aim of providing electronic collections services for employers through the Internet, including among others, pension and health contributions. PreviRed.com began operations in August 2001, and is oriented to improve efficiency by simplifying the payment and registration processes. In its first period of operations, PreviRed.com incorporated important clients such as health insurance companies (Isapres) and the government pension system (Instituto de Normalización Previsional, “INP”). Since then, PreviRed.com has focused on establishing strategic agreements with entities in charge of managing greater volumes of transactions, gradually increasing its market penetration.

     Corporate Image

     On March 19, 2001, BBVA Provida modified its corporate image by replacing its traditional logo with that of BBVA Group as the successful culmination of Provida’s integration into the BBVA Financial Group that currently holds a leading position in the industry of pension funds private administrators in Latin America. BBVA Provida materialized this change after conducting several studies, concluding that the association of BBVA Group with Provida implied a higher international profile and a stronger image, among other benefits, generating positive expectations for future investments.

     Sales Force

     BBVA Provida has generally maintained a sales force that enables it to sustain its dominant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, Provida reached a maximum of 3,142 sales agents (December 1997), a period in which the Authority considering the high size of the industry sales force with its subsequent impact on commercial expenses from a large number of affiliate transfers, not all of which fulfilled the requirements, implemented Circulars 998 and 999. These regulations required the establishment of strict procedures regarding the transfers of affiliates among AFPs as well as concerning sales force hiring. As a consequence of the reduction in transfers due to the above, Provida’s sales force diminished 51.1% in comparison to its 1997 level, falling to 1,536 sales agents as of December 1998, while in 1999 a further 31.6% reduction resulted in a year-end sales force of 1,050 sales agents. In relation to market share of Provida’s sales force as of December 1997, it reached 18.4%, while as of December 1998 and 1999 it reached 24.2% and 29.6%, respectively.

     Additionally, following the downward trend of sales force, but according to a strategy focused on fee competition instead of commercial efforts, the figures in the latest years are as follows:

	As of December 31

	2000	2001	2002	2003	2004

Number of sales agents	898	665	652	625	555
% variation with respect to last year	-14.5%	-25.9%	-2.0%	-4.1%	-11.2%
% market share	30.0%	25.7%	23.5%	24.6%	24.3%

Source: Based on annual Uniform and Codified Statistic Form (FECU) for all the AFP.

     The following chart compares the relative sizes of BBVA Provida’s sales force with that of its competitors as of December 31, 2003, 2004 and March 31, 2005:

Total AFP Sales Force (percentage)

	As of December 31,			As of March 31,
	2003		2004	2005

BBVA Provida	24.61%		24.33%	23.03%
Bansander	16.93%		13.81%	15.60%
Habitat	12.05%		14.51%	13.73%
Santa Maria	14.84%		14.90%	19.42%
Cuprum	14.02%		18.11%	15.43%
Planvital	17.55	%(*)	14.34%	12.79%

Total AFP Sales force (number of sales agents)	2,540		2,281	2,353

(*) Sum of market share of AFP Magister and AFP Planvital
Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs

     Unlike some of its competitors, BBVA Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain businesses within a specific geographic coverage area. Sales personnel have a visiting program aimed at covering different businesses, companies and institutions in order to present BBVA Provida to new workers to achieve their incorporation, as well as to encourage affiliates to transfer from other AFPs. During regularly scheduled visiting programs, salespersons emphasize BBVA Provida’s size, longevity, industry prominence and reputation for quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

     The sales agents receive a base salary and commissions. Generally, the base salary is approximately equal to the legal minimum wage. Sales agents earn commissions at a rate based on age, gender, and salary and affiliates’ permanence that they attract to the Company. In order to incorporate the latest commission trends, in September 1999, Provida amended its labor contract with its sales force to reduce the commission rate it pays and to link such commissions to the affiliates’ permanence. In Chile, a sales agent is an AFP’s exclusive employee and he is registered with the SAFP. The sales agents’ behavior is also monitored by the SAFP, being subject to penalties for violating behavior standards as established by the SAFP. The Pensions Law does not allow independent sales agents to market AFP’s products.

     BBVA Provida’s sales force meets regularly with supervisors to analyze the strategy and coverage of potential customers. Since the implementation of SAFP Circulars 998 and 999, BBVA Provida’s sales force turnover has decreased and the Company has modified its commercial strategy to control the turnover rate of its sales force which led to a boost in its human resources and other operating and administrative areas. BBVA Provida developed intensive training and preparation programs with the main objective of increasing the knowledge of the Pensions Law, as well as developing new techniques and arguments for sales centered on delivering excellent service to its clients. Advertising in various domestic and national media is used to supplement the efforts of the sales force. Advertising must conform to SAFP standards, and copies of advertisements must be sent to the SAFP.

     In relation to affiliate transfers among AFP, these evidenced an upward trend until 1997 as a consequence of a regulation that facilitated transfers. At the end of 1997, new regulations were introduced (SAFP Circulars 998 and 999), establishing new requirements for the process of moving towards other AFP, which resulted in a lower number of transfers. This was evidenced during fiscal years 1999, 2000 and 2001 where approximately 489,000; 254,500 and 225,000 contributors of the industry were transferred from AFP, amounts that resulted in reductions of 30%, 48% and 12% respectively with respect to the levels reached last year. These reductions in affiliates’ transfers among AFP in these years resulted in a significant decrease of sales forces and sales expenses in the industry.

     Opposite to the tendency followed in previous years, during fiscal years 2002 and 2003, the number of transfers in the industry increased by 7% and 4% with respect to the previous year, respectively, reaching approximately 240,000 and 249,000, respectively, or 7% of average contributors in both cases. This evolution was the result of a law enacted that introduced new products to the Pension Fund industry: the Voluntary Pension Savings and the Multiple Funds. Both publicity carried out by all AFP as well as government’s support to those new products implied strong encouragement for workers to be actively involved in their pension fund management. The latter created an adequate environment for sales forces not only to provide the required general information on these new products but also to promote their own AFP’s advantages, which resulted in transferring many of these affiliates. Additionally in 2003, commercial activity in transfers was also affected by the imminent dissolution of an AFP with lower market share called Magister. In fiscal year 2004, competitiveness is lower than previous years with a number of transfers of just 209,000.

     BBVA Provida’s sales and marketing expenditures in the fiscal year 2002 reached Ch$8.7 billion, for the fiscal year 2003 they reached Ch$10.0 billion and for the fiscal year 2004 they reached Ch$8.9 billion. BBVA Provida has pursued a policy aimed at rationalizing the number of transfers and sales expenditures. Consequently, sales and marketing expenditures as a percentage of fee income reached 8.9%, 9.7%, and 8.3% in fiscal years 2002, 2003 and 2004, respectively.

     Regarding transfers of affiliates as reflected in figures throughout the industry, the Company decreased the number of transfers subscribed to in 2004 by 21.3% with respect to 2003, totaling 61,603 cases. Furthermore, BBVA Provida has continued to emphasize the capture of new affiliations, a strategy that allows it to continue optimizing the possibilities of future growth of its recurrent business, capturing 76,000 new affiliations in 2004, which represented more than 35% of market share based on SAFP information.

     Government Regulation

     All AFPs are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFP in Chile are the Superintendency of AFP, the Central Bank, the Superintendencia de Valores y Seguros “Superintendency of Securities and Insurance” (the “SVS”) and the Rating Commission. The AFP are primarily subject to the Pensions Law and to the Corporation Law. The principal regulator is the SAFP; however, AFPs are also regulated by the Central Bank, which by law is required to set the limit on permitted investment for AFPs within the range established by the Pensions Law. In addition, AFPs that are listed on a stock exchange are regulated by the SVS, which controls the securities and insurance industries. Finally, the Rating Commission determines whether securities qualify as acceptable for pension funds investment.

     The Superintendency of AFP (SAFP)

     General. The SAFP, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling the AFP. The SAFP authorizes the creation of the new AFPs and mergers of the existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, the SAFP has the ability to impose sanctions, such as censures and fines and in extreme cases, it may order the liquidation of an AFP. In addition, any amendment of an AFP’s by-laws such as capital increase is subject to the SAFP’s approval.

     Frequently during the year, SAFP officers inspect the AFPs’ facilities and examine their records. The AFPs are required to submit their quarterly financial statements to the SAFP and provide periodically detailed information on their operations. The annual report of an AFP that includes financial statements for the fiscal year and its independent auditors’ opinion must be submitted to the SAFP for review before March 1 of the following year.

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

     Legal amendments introduced to the Pensions Law in March 1994 allowed the AFP, upon prior formal approval by the SAFP to set up affiliated companies in Chile that may: (i) provide services related to the AFP’s business to companies operating abroad and (ii) invest in foreign companies managing pension funds or in foreign companies whose business is related to pension matters abroad. Additionally, the AFPs were authorized to form a subsidiary intended to invest in companies that act as depositaries of securities. Following this authorization, all AFPs participated in the formation of Inversiones DCV S.A., where BBVA Provida has a 23.14% stake.

     The Unemployment Insurance Law enacted on May 2001 authorized the AFP to participate in the tender on the Unemployment Insurance administration and, if applicable, to set up an affiliated company that administrates the Unemployment Funds. This society is also subject to supervision by SAFP. The Unemployment Insurance Management tender bases were published in November 2001 and all AFP participated as a consortium that was finally awarded the insurance management for 10 years presenting the best offer in terms of technical and economic issues. BBVA Provida participates in the new Company “Unemployment Funds Administrator of Chile S.A.” formed in March 2002, with a 37.8% stake.

     Insurance. Each AFP is obligated by the Pensions Law to provide life and disability benefits to each affiliate. The SAFP establishes regulations in connection to the AFPs’ insurance contracts. See “Item 4. Information on BBVA Provida – Business Overview –Mechanics of the System – Mandatory Benefits.”

     Reserves. The Pensions Law establishes that each AFP must maintain a reserve fund (“Mandatory Investment”) equal to 1% of the pension funds under management. According to the Pensions Law, if an AFP records more than two breaches of this rule within a six-month period it will result in the AFP’s liquidation. The mandatory investment is calculated in accordance with instructions issued by the SAFP over the pension fund value two days before the calculation. Since March 1995, the Pensions Law stipulated that the AFP must invest this mandatory investment in shares of the pension funds managed by the AFP.

     Dissolution and Liquidation of the AFP. Any AFP that fails to cover the difference between the legal minimum real return of pension funds and the real return obtained, or that does not replenish the mandatory investment within the established time limits, will be dissolved under the Pensions Law.

     Once the AFP is dissolved or declared bankrupt its affiliates have ninety days to transfer themselves to another AFP. If an affiliate does not do so, a receiver appointed by the SAFP must transfer the affiliate’s individual account balances to another AFP under certain rules.

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

     Fund Investment Controls. The Pensions Law limits the investment options of a pension fund. The sole objective to invest with the pension funds’ sources is to obtain an adequate return and maintain their security. Any instrument, other than securities issued by the Chilean Government, the Central Bank and Chilean Government agencies, and within certain margins equity securities instruments qualified to be purchased for a pension fund, must be previously approved by the Rating Commission.

     The Central Bank is responsible for establishing maximum investment limits of pension funds by type of securities and by issuer within certain defined ranges. The Central Bank cannot establish minimum investment limits. See “Item 4. Information on BBVA Provida – Business Overview – Mechanics of the System – Limits of Investment for each Type of Fund.”

     Conflicts of Interest. Directors, officers and all employees involved in the investment process must file a report to the SAFP disclosing their investments in eligible securities and cannot use information related to the pension fund investments for their own or a third party’s benefit. By law, the AFP or the people mentioned above must indemnify the pension fund for any damage caused to it by the misuse of confidential information.

     Requirement of Funds Minimum Return. The Pensions Law establishes that each AFP must ensure that each month the real return for the immediately preceding thirty-six months of each managed pension fund will not be lower than a specific minimum return calculated according to a formula established by law. This requirement has been in effect since November 1, 1999 a date from which the performance period was incremented by one month every month until reaching thirty-six months by October 2002, as where previously the performance period was twelve months. In February 2002, Law 19,795 on Multiple Funds introduced another amendment to the requirement of funds minimum return by establishing differences according to the investment portfolio profile. The original funds (Types C and E) and additionally fund Type D maintained the same requirement, while for funds Type A and B the requirement was more flexible given their higher concentration in variable income. See “Item 4. Information on BBVA Provida – Business Overview –Mechanics of the System – Reserves.”

     The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, also to the laws and regulations applicable to the private sector. It is governed and administered by a Board of Directors composed of five members appointed by the President of the Republic and requiring a “special majority” vote of the Chilean Senate to be elected. For a further description of the Central Bank’s regulation over BBVA Provida, see “Item 4. Information on BBVA Provida – Business Overview – Mechanics of the System – Limits of Investment for each Type of Fund” and “Item 10. Additional Information – Exchange Controls.”

     The Superintendency of Securities and Insurance (SVS)

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

     Mechanics of the System

     General. The AFPs are required by law to be single purpose companies. The services they provide include the collection of affiliate contributions, the management of individual capitalization accounts, the investment of affiliate contributions into the Pension Funds managed by the AFP, the allowance of life and disability benefits for affiliates and the rendering of specified defined pension and retirement benefits. AFPs are required to enter into insurance contracts with licensed Chilean life insurance companies whereby that these companies insure the obligation of the AFP to provide life and disability benefits.

     In order to commence operations, an AFP must have a minimum capital equal to UF 5,000 (approximately ThUS$155), which increases based on the number of affiliates up to UF 20,000 (approximately ThUS$621) for AFPs with over 10,000 affiliates.

     Requirements for Affiliation. The affiliation process in the pension fund system is mandatory for all dependent workers and voluntary for self-employed individuals. Members of the armed forces, foreign workers who can demonstrate that they are part of another social security system and the workers who elected to remain in the old system are not required to participate in the private system. Each AFP also administers a separate private indemnity account in the fund for household workers, such as housekeepers.

     AFPs compete actively for the affiliation of workers in Chile, who may choose to be affiliated with only one AFP to administrate its pension funds at a time. Although affiliation process in the system is obligatory for employees, it is also individual (as opposed to collective or through an employer), giving the individual full discretion both in selecting an AFP initially, as well as in transferring from one AFP to another with the respective option of choosing the funds type to which they deposit their pension savings. At present, transfers between different AFPs are free of cost to affiliates, and the only restriction is a limit of one transfer every two months. No AFP may reject a properly documented request by a worker to transfer to another AFP.

     Additionally, according to the Unemployment Insurance Management law passed in May 2001, all AFPs participated as a consortium that finally was awarded the insurance management for 10 years, presenting the best offer in terms of technical and economic issues. The AFP participated through its distribution network to get affiliations to this insurance that is voluntary for all the workers with contracts prior to the application of this law and it is mandatory for all the workers subscribing to new labor contracts.

     Required Contributions. Employers are required to retain and transfer 10% of each employee’s gross pre-tax monthly salary to the AFP selected by the employee. The maximum amount of salary subject to the 10% mandatory contribution is UF 60 per month (approximately US$1,900). The AFP uses these sources to buy shares of the pension funds managed. These shares are credited to a special individual account opened and maintained by the AFP (the “individual capitalization account”). The contributions are tax deductible with a monthly global limit of not taxable up to UF 60 and the affiliates pay the income tax over the respective pension.

     Monthly contributions deducted from wages are made directly by a worker’s employer, who is required to file a payroll with each AFP that has accounts for employees of such employer within 10 days of the beginning of the following month, paying to the respective AFP the aggregate amount of deducted contributions. The payroll identifies each worker for whom a contribution is being made and the amount of it. Self-employed workers who elect to contribute an AFP file their own payroll to AFP together with the payment for the contribution amount and related fees.

     Mandatory contributions are only required for a month in which an affiliate has actually earned wages. Affiliates who have made a contribution in a current month are called contributors. Self-employed individuals who voluntarily become affiliates are not obligated to make monthly pension contributions regardless of whether they have earned income for that month. The decision regarding the timing and amount of a self-employed affiliate’s contributions is at the discretion of the affiliate, but such contributions are subject to the same UF 60 maximum monthly limit described above.

     The value of the shares in each fund is determined and published daily, based on the current prices for the fund’s investments calculated in accordance with regulations established by the SAFP. The objective of these regulations is to revalue the investments daily to reflect their current market value.

     In the event that an affiliate dies or is permanently disabled prior to retirement, an AFP must contribute an amount (known as “contribution”) in his individual capitalization account. This contribution that, together with funds accrued in his account, plus the amount paid pursuant to any recognition bond that the AFP holds for such affiliate, will be sufficient to provide the present value of all pensions to which the affiliate or his legal beneficiaries is/are entitled. In order to guarantee that there are enough funds for an AFP to make this contribution as required by the Pensions Law, each AFP is obligated to contract insurance to cover this obligation. In doing so, AFPs must pay insurance premiums to a licensed life insurance company in Chile that effectively insures the fulfillment of 100% of the responsibility. The same regulation establishes that the AFP remains liable if the insurance company becomes insolvent and cannot pay the contribution. The selection of the insurance company is determined by a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms.

     Voluntary Savings Accounts. AFPs also offer to affiliates the option to establish a voluntary savings account in which an affiliate may make deposits as often as desired. Withdrawals from the account may be made by an affiliate in conjunction with their needs, up to four times a year, with no prior notice required to make a withdrawal. The amounts deposited in a voluntary savings account are invested in shares of the same elected fund for monthly mandatory contributions administered by the AFP and accumulate value based on the overall performance of the fund. Unlike the monthly mandatory contributions into the individual capitalization account, contributions into voluntary savings accounts are not tax-deductible. Revenues obtained by such funds are not tax-deductible until withdrawn.

     Voluntary Pension Savings. AFPs also offer affiliates the option to maintain a voluntary pension savings account in which affiliates make monthly deposits previously determined, additional to the mandatory contributions, in order to improve their future pensions. In this regard, it is worth mentioning that tax benefits and the alternative to make withdrawals from these voluntary pension savings before retirement were permitted through the measures to liberalize the Chilean capital markets. The contributions into voluntary pension savings accounts are tax-deductible up to a monthly global limit of UF 50. In addition, affiliates can make withdrawals from the account, assuming a higher tax cost compared to their effective annual tax rate as defined by a formula. The amounts deposited in a voluntary pension savings account are invested in shares of any fund managed by the AFP, independent of the ones where the affiliates make their mandatory contributions and accumulate value based on the overall performance of the elected funds. Additionally, this service is open to other authorized institutions different from AFPs and the Company has the obligation of transferring funds to them if an affiliate so requests, being able to charge a fixed fee for the procedure.

     Deposits by Agreement. The other alternative of voluntary pension savings offered by the AFP to its affiliates is to make deposits by agreement. In this case, the worker makes agreed-upon (with the employer) deposits with the only purpose of increasing the amount of pension or opting for an earlier retirement. These deposits are in charge of the employer and do not constitute remuneration for any legal effect and are not considered salaries for tax purposes. The amounts correspond to a fixed amount paid once by the employer, a monthly percentage of the taxable remuneration or a fixed monthly amount, without having a non taxable monthly global limit. They can not be drawn by the worker, only as a surplus of free use when the requirement allows, after the corresponding tax rate has been applied. The funds deposited in the deposits by agreement account are invested in shares of any fund managed by the AFP, independent of the ones where the affiliates make their mandatory contributions and accumulate value based on the overall performance of the elected funds. Additionally, this service is open to other authorized institutions different from AFPs and the Company has the obligation of transferring funds to them if an affiliate so requests, being able to charge a fixed fee for the procedure.

     Mandatory Benefits

     Under current law, all AFPs must provide each of their affiliates specific benefits as per instructions established by the Pensions Law and complementary regulations. The Chilean law specifies certain minimum benefits for all workers; however, the greater fund amount contributed to an individual capitalization account, the greater monthly benefit will be for the affiliate or beneficiaries upon retirement, death or disability.

     Under current law, each AFP must supply each of its affiliates with the following:

-	An old age pension;

-	Life and disability benefits granted to the affiliate or his beneficiaries, specific benefits in the event of the affiliate’s death or disability prior to retirement;

-	A voluntary savings account that allows affiliates to make additional contributions to one of the Pension Funds managed by their AFP; and

-	The alternative of voluntary pension savings that allows affiliates to make additional contributions to the pension funds managed by their AFP to improve their future pensions.

     The AFPs are not required to provide compensation benefits to workers in the event of occupational accidents. Under the workers’ compensation law, these compensation benefits are paid by mutual insurance societies legally created for these purposes, which are principally financed by the employer’s contributions.

     Old-Age Pension Benefits. Under the Pensions Law, each AFP must provide specific old-age pension benefits to its affiliates who meet legal requirements for retirement. Affiliates may retire and receive an old-age pension by reaching the age determined by law (60 for women and 65 for men), or before that time, if the affiliate has fully financed a pension equal or superior than 50% of the monthly average taxable salary for the last ten years, reaching at least a monthly amount equal to 110% of the legal minimum pension. By the implementation of the Life Annuity Law, in full effect at August 19, 2004, these percentages increase gradually in a target period of six years from 50% to 70% and from 110% to 150% respectively. The above originated with the intention of increasing the level of pension received and stopping the trend observed in workers some years ago of receiving pensions before the legal age, encouraged by the possibility of obtaining a safe income in the case of those workers who were unemployed or having two incomes (remunerations and pension).

     The Chilean government guarantees a minimum level of old-age pensions for all AFP’s affiliates who have contributed for at least 20 years (including any year contributed under the former system) having reached the age stipulated by the law. In the event that the affiliate’s contributions into his individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate’s individual capitalization account until the account is depleted.

     At retirement, the affiliate chooses among three options for receiving his pension benefits: an immediate life annuity, a deferred life annuity, or a programmed withdrawal plan. In the first case, the affiliate selects a life insurance company, which shall pay the affiliate a monthly fixed rent (i.e., an annuity) for the rest of his life in exchange for transferring the total amount in his individual capitalization account. For the affiliates that elect this alternative, the life insurance company must offer a pension equal or superior to the minimum pension effective at retirement. In the second case, the affiliate contracts a life annuity plan with the life insurance company to start receiving benefits in a specific date in the future. Thus, the excess of funds is kept in the individual capitalization account for a temporary pension that covers the period from when the individual selects this option until the annuity payment begins. In the third case, the affiliate keeps his funds accrued in his individual capitalization account in the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as life expectancies. The amount of the affiliate’s monthly pension under the programmed withdrawal plan is recalculated every twelve months based on the surplus amount in the individual capitalization account of the affiliate and the variables described above. In the event that such amounts fall below the minimum pension level, the Government’s guaranty starts operating if it applies. If the affiliate chooses a programmed withdrawal plan, it is possible to switch him to life annuity plan. However, if an affiliate elects to transfer savings from his individual capitalization account to a life insurance company to receive life annuity benefits, the affiliate may no longer return to the programmed withdrawal plan.

     All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds managed by the AFP. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the legal minimum pension amount and 75% of the pensions over the minimum pension up to UF45 (approximately US$1,400). See “Item 4. Information on Provida – Business Overview – Mechanics of the System – Government Guarantees.”

     In addition to old-age pensions, those affiliates who have financed with their individual capitalization accounts an adequate amount to generate a pension superior than 70% of their monthly average taxable salary during the last ten years and exceeding 120% of the legal minimum pension are entitled to withdraw and freely use all surpluses after the corresponding tax rate was applied. By the implementation of the Life Annuity Law, this last percentage is going to rise from 120% to 150% in a target period of six years. The idea behind this is that this kind of savings is directed to finance pensions, which is why they were accumulated.

     Life and Disability Benefits. Each AFP is required to provide specific life and disability coverage to each affiliate who has contributed into his individual capitalization account in the month the casualty took place or for a period of six months from the last previous twelve months to such date. Under the law, the AFP must enter into a contract with a Chilean licensed life insurance company that insures the obligation of the AFP to provide such benefits to the extent that these benefits may not be covered by the funds in the affiliate’s individual capitalization account and the State Guarantee, when applicable. The balance in the individual capitalization account includes the accumulated capital by the affiliates, the recognition bond in the cases contemplated by the Law, the additional contributions defined in Article 53 of the D.L. 3,500 when it corresponds and the transfer made by the affiliate from his voluntary saving account.

     As per life benefits granted to affiliates, the legal beneficiaries of an affiliate who dies prior to reaching retirement age are entitled to elect to receive either programmed withdrawals from the affiliate’s individual capitalization account, to contract an life annuity, or a combination of both. The monthly payment amount that a beneficiary is entitled to receive is calculated on the basis of the affiliate’s average taxable salary over the prior ten years. Designated legal beneficiaries include the affiliate’s wife or disabled husband, unmarried mother of the affiliate’s child, affiliates’ children and dependent parents of the affiliate.

     Disability benefits are granted to those workers who have not reached legal retirement age and have been qualified by a government medical commission (“Medical Commission”) designated by the SAFP to have diminished working capacity by at least 50%. Disability benefits are designed to provide the disabled affiliate and after his death to beneficiaries legally-appointed an amount necessary to receive programmed withdrawals from his individual capitalization account or take a life annuity or a combination of both that will provide to said workers or beneficiaries monthly specific disability benefits.

     Under the Pensions Law, an affiliate prior to retirement is entitled to disability pensions as a result of a partial disability (loss between half and two-thirds of working capacity) or a total disability (loss of more than two-thirds of working capacity).

     In the case of partial disability for those affiliates who were contributing the amount of pension is equal to 50% of the affiliate’s average taxable salary for the last ten years or for the period while he was working adjusted by inflation of that period. Also, for unemployed affiliates to be covered the casualty must have occurred within the twelve months after stop working, recording six months of contributions in the previous year to the year in which services were rendered. For these cases, the amount of pension is equal to 35% of the affiliate’s average taxable salary for the last ten years or for the period while the affiliate was working adjusted by inflation of that period.

     In the case of total disability for those affiliates who were contributing the amount of pension is equal to 70% of the affiliate’s average taxable salary for the last ten years or for the period the affiliate was working adjusted by inflation of such period. Also, for unemployed affiliates to be covered the casualty must have occurred within the twelve months after stop working, recording six months of contributions in the previous year to the year in which services were rendered. For these cases, the amount of pension is equal to 50% of the affiliate’s average taxable salary for the last ten years or for the period while the affiliate was working adjusted by inflation of such period.

     With the implementation of the Life Annuity Law in effect since August 19, 2004, the amount of pension to be received by unemployed affiliates has been modified going from 35% to 50% of the average taxable salary for partial disability. In the case of total disability the amounts will go from 50% to 70% of the average taxable salary. These modifications started in the same date that the law is enacted.

     By law, Medical Commissions make a preliminary determination of partial or total disability (interim disability). Three years later, the Medical Commissions determine whether to classify the disability as a partial or total in a permanent way (definitive disability). In abeyance of the final determination, the insurer selected by the AFP pays an interim pension benefit to the affiliate.

     In the case that funds are used to contract an annuity for the life and disability benefits, either the affiliate or his beneficiaries, as is the case, select a Chilean licensed life insurance company to provide the annuity benefit. The AFP makes payment of the total amount directly to such designated insurer for the benefit of the recipients and such insurer is thereafter obligated to make all future annuity payments, while the AFP has no further obligation to the affiliate or his beneficiaries once funds have been transferred.

     Fees

     Under the Pensions Law, an AFP is permitted to charge a fee for (i) mandatory contributions into the affiliate’s individual capitalization account to fund his/her old-age pension; (ii) voluntary savings withdrawals; (iii) transfer of account balances from another AFP; (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) described above. BBVA Provida began charging a fee in connection with (iv) and (v) above mentioned in July 2000 and in March 2002, respectively. See “Item 4. Information on BBVA Provida – Business Overview – Principal Activities – Service Fees.”

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

     Regulations that control pension funds investments have been significantly widened since the private pension system was created. This has arisen as a response to prevent the growth of total pension fund resources exceeding investment alternatives since there is evidence that certain types of investments have become more stable. In 1991, a new series of regulations came into effect, allowing the AFPs to invest a percentage of their assets outside of Chile in government or banks debt securities with “investment grade”, or those guaranteed by Government or banks with “investment grade”.

     On May 18, 1995, a new series of pension funds investment regulations came into effect, modifying certain pension funds investment limits in equity securities and variable and fixed yield debt instruments of foreign issuers. The new investment regulations (i) allowed pension funds to enter into derivative securities transactions whose sole purpose is to hedge portfolio exposures; (ii) established the maximum investment limits on equity securities equal to 37% of pension funds assets and (iii) broadened the foreign investments to bonds, stocks, mutual funds and other investment funds by setting a maximum global investment limit of 12% on foreign issuers, that includes a sub-limit of 6% for equity securities. The Pension Funds were also allowed to invest a small portion of their assets in start-up projects depending on their risk classification.

     On January 18, 1999, the maximum global limit to invest in international assets increased up to 20% with a sub-limit of 10% for equity securities and international mutual funds. The Central Bank that is in charge of establishing precise limits within the boundaries defined by law, reduced the global limit to 16%.

     The regulation also limits the investment level that a pension fund can make in a specific company based on the net asset value of such pension fund, the company’s outstanding number of shares and certain additional criteria. Limits related to a company’s property percentage might have the impact of restricting the larger AFPs’ ability to own same proportion of administered pension funds in equity than the smaller AFPs. In past years, while the Chilean Stock Market was experiencing a strong growth, such regulations limited large funds’ possibility to take full advantage of earnings recorded by certain smaller-capitalization equity investments.

     In fact until 1992, the Pensions Law provided that the maximum investment value in equity securities of a “low ownership concentration” company (a company whose by-laws prohibit shareholders to own over 20% of the company’s equity) owning by a pension fund was the lesser between (i) 7% of the net asset value of the pension fund and (ii) 7% of the company’s outstanding shares. In the case of a “high ownership concentration” company, the limit was the lesser between (i) 1% of the net asset value of the pension fund and (ii) 1% of the company’s outstanding shares. Since Pension Funds are very large, as is BBVA Provida’s, equity investments were usually limited by the number of the issuer’s outstanding shares, while other smaller pension funds were able to invest a more significant proportion of their total pension portfolio in an issuer. This rule’s impact on BBVA Provida was Pension Fund’s lower return with respect to the average recorded by the industry due to the high return obtained by equity investments during that period.

     In 1992, the Pensions Law was amended for, in the case of high ownership concentration companies, the maximum value was the lesser between (i) 1% of the net asset value of the pension fund and (ii) 3% of the company’s outstanding shares. This allowed larger pension funds to increase their investment level in equity securities of such companies, while smaller pension funds remained limited by the 1% of the net value of assets under management.

     Effective in May 1995, the Pensions Law was amended to remove the low ownership concentration and high ownership concentration company distinction as the sole basis for limitations on pension funds’ investments in equity securities of companies.

     Changes to these limits in 1992 and 1995, together with the option of investing in international markets, have caused restrictions imposed on domestic equity holdings to become less relevant, significantly improving this situation. Furthermore, this disadvantage has been largely removed since AFPs that are open to increase equity stocks’ interest in their portfolios, can easily acquire stocks in international markets.

     The law passed on February 28, 2002 modified investment limits directed to introduce the multiple funds concept and establishes different parameters for each type of fund. According to the above, new limits of investments under the multiple funds framework were established as follows:

A. Investment Limits by Instrument (as per the Fund Value)

INSTRUMENT	MAXIMUM LIMITS BY TYPE OF FUND
	FUND A	FUND B	FUND C	FUND D	FUND E
1. Securities issued by the Central Bank of Chile; securities issued by Chilean Treasury; mortgage loans issued by Servicios Regionales y Metropolitano de Vivienda y Urbanización; recognition bonds issued by Government Pension System (INP) or other Pension Institutions; other securities issued or guaranteed by the Chilean Government.	40%	40%	50%	70%	80%
2. Time deposits; bonds and other representative securities of deposits issued by financial institutions.	40%	40%	50%	70%	80%
3. Securities guaranteed by financial institutions.	40%	40%	50%	70%	80%
4. Mortgage loans issued by financial institutions.	40%	40%	50%	60%	70%
5. Bonds of public and private companies	30%	30%	40%	50%	60%
6. Bonds of public and private companies convertible in shares.	30%	30%	10%	5%	---
7. Shares of publicly-traded corporations.	60%	50%	30%	15%	---
8. Shares of public real estate corporations	60%	50%	30%	15%	---
9. Investment fund shares referred to the Law Nº 18,815, plus the amount of compromised contributions through contracts of subscription promises and payment of investment fund shares and national mutual fund shares ruled by the 1,328 Decree Law of 1976.	40%	30%	20%	10%	---
10. Commercial notes issued by public and private companies referred to promissory notes or other investment and credit securities, expiring no longer than a year, counting from its inscription in the Registro de Valores, without renewal.	10%	10%	10%	20%	30%
11. Credit securities, commercial notes or securities issued or guaranteed by foreign Governments, central banks or international or foreign bank institutions; investment securities issued by Municipalities, regional and local governments; shares, bonds and commercial notes issued by foreign companies; bonds convertible in shares issued by banking entities and foreign companies; securitized credit bonds issued by foreign companies, participation shares issued by mutual funds and foreign investment funds; foreign securities representative of share index; short-term deposits; operations which have as an unique objective to cover fluctuation-financial risks among foreign currencies or risks of interest rates of a same foreign currency, foreign investments through investment shares issued by investment and mutual funds which is referred in number 9 when these funds have more than 50% of assets invested abroad.	The sum of different investment funds of a same Administrator in foreign securities plus the amount of foreign investment through mutual fund shares and local investment shares have a maximum limit of 30% of value obtained from the sum of a same Administrator’s funds
11a. Bonds convertible in shares issued by banking entities and foreign companies	Foreign Global limit	Foreign Global limit	10%	5%	---
11b. Current accounts foreign investment bank (moving average 30 last days)	0.20%	0.20%	0.20%	0.20%	0.20%
11c. Structured notes issued by foreign companies	4%	3%	2%	2%	---
11d. Short tem deposit	2%	2%	2%	2%	2%
11e. Operation or agreements aimed at mutual borrowing of financial instruments of foreign issuers calculated as per instruments given in borrowings.	1/3 Foreign Investment Type A	1/3 Foreign Investment Type B	1/3 Foreign Investment Type C	1/3 Foreign Investment Type D	1/3 Foreign Investment Type E
12. Other public offer instruments whose issuers are supervised by the Superintendency of Securities and Insurance or the Superintendency of Banks and Financial Institutions, authorized by the Central Bank of Chile.	For each type of instrument indicated in this number, maximum limits of investment for Types A, B, C, D y E, not being lower than 1 percent nor exceeding 5 percent of the respective fund value, corresponding to the Central Bank of Chile to determinate them
12a. Shares of investment funds of foreign capital	1%	1%	1%	1%	---
12b. Commercial notes of letter i) of 3.500 Law Decree (not considered in number 10)	5%	5%	5%	5%	5%
13. The sum of investments in foreign currency without exchangeable cover.	40%	25%	20%	15%	10%
14. Operation or agreements aimed at mutual borrowing of financial instruments of local issuers calculated as per instruments given in borrowings.	15%	10%	5%	5%	5%
15. Time deposits; bonds and other representative securities of deposits issued by financial institutions and securities guaranteed by financial institutions.	40%	40%	50%	70%	80%
16. Bonds of public and private companies and bonds of public and private companies convertible in shares.	30%	30%	40%	50%	---
17. Shares of publicly-traded corporations and shares of publicly real state corporations	60%	50%	30%	15%	---
18. National mutual fund shares ruled by 1,328 Decree Law of 1976 which is referred to number 9.	5%	5%	5%	5%	---
19. Contributions of subscription promises and payment of investment fund shares referred to number 9.	2%	2%	2%	2%	---

INSTRUMENT	MAXIMUM LIMITS BY TYPE OF FUND
	FUND A	FUND B	FUND C	FUND D	FUND E
20. For each kind of financial risk coverage usually made in formal secondary markets (limit calculated as per covered instruments and measured in net terms)	Investment in shares for coverage
21. Operations of risk coverage made in local and/or external markets	In Circular 1,216 of this Superintendency or those one that replace or modify it, it is established series of investment limits that Administrators must fulfill at making risk coverage operations for pension funds.

B. Investment Limits in Specific Instruments and in Instrument Groups or Sectors (as per the Fund Value)

B.1. Maximum Limits of Investment by Specific Instruments and in Groups of Instruments and Sectors (as per the Fund Value)

INSTRUMENT	MAXIMUM LIMITS BY FUND TYPE
	FUND A	FUND B	FUND C	FUND D	FUND E
I. CAPITAL INSTRUMENT
1. ACC with lower liquidity factor	10%	8%	5%	2%	---
2. ACC + CFI + CFM with no approval by the Rating Commission (CCR).	3%	3%	1%	1%	---
3. EXT + other securities of public offer inspected by S.V.S. or S.B.I.F. that no require approval of CCR.	1%	1%	1%	1%	---
4. ACC + ACI + CFI + CFM referred to number 9, letter A, plus the amount of promised contributions through contracts of subscriptions and payment of investment fund shares + representative instruments of capital indicated in numbers 11 and 12, letter A.	80%	60%	40%	20%	---
5. ACC + ACI + CFI + CFM, plus the amount of comprised contributions through contracts of subscription promises and payment of investment fund shares + representative instruments of capital indicated in numbers 11 and 12, letter A.	Fund A > Fund B > Fund C > Fund D
II. DEBT INSTRUMENT
1. FIN + LHF + DEB + BCA + ECO + [ EXT + OAC ] if they are from debts, classified in BBB category and N-3 level of risk.	10%	10%	10%	5%	5%
III. DEBT AND CAPITAL INSTRUMENTS
1. BCA + Capital Instruments + Debt Instruments classified in BBB category and N-3 level of risk.	---	---	45%	22%	---
2. DEB + BCA + ACC + ECO + OAC whose issuer has less than 3 years of operations.	10%	10%	10%	8%	5%
3. Restricted securities: OAC + [ACC] with lower liquidity factor + [ACC + CFI + CFM + CME + CIE + OAC] that do not require the approval of the CCR + [DEB + BCA + ACC + ECO + OAC] whose issuer has less than 3 years of operations + [FIN + LHF + DEB + BCA + ECO + EXT + OAC ] classified in BBB category and N-3 of risk. The Central Bank of Chile will be able to exclude from this limit each type of instrument from number 12, letter A. (OAC).	20%	20%	20%	15%	---

B.2. Minimum Limits of Investment by Specific Instruments in Groups of Instruments and Sectors (as per the Fund Value)

INSTRUMENT	MAXIMUM LIMITS BY TYPE OF FUND
	FUND A	FUND B	FUND C	FUND D	FUND E
1. ACC + ACI + CFI + CFM referred in number 9, letter A, plus the amount of promised contributions through contracts of subscriptions and payment of investment fund shares + capital representative instruments indicated in number 11 and 12, letter A.	40%	25%	15%	5%	---

Capital Instruments:
•	ACC: Shares of publicly-traded corporations.
•	ACI: Shares of publicly real state corporations
•	CFI: National Investment Funds Shares.
•	CFM: National Mutual Funds Shares.
•	CIE: Foreign Investment Fund Shares.
•	CME: Foreign Mutual Fund Shares
Debt Instruments:
•	LHF: Mortgage loans issued by financial institutions.
•	ECO: Commercial Notes.
•	DEB: Public and private companies Bonds.
•	FIN: Time deposits, and other representative securities of financial institutions deposits, and securities guaranteed by financial institutions

Others:
•	BCA: Convertible share Bonds.
•	OAC: Instruments of other types whose issuers are supervised by the Superintendency of securities and insurance and the Superintendecy of banks and financial institutions, authorized by the Central Bank of Chile
•	EXT: Instruments of foreign issuers.

C. Investment Limits by Issuer
INSTRUMENT	INDIVIDUAL FUNDS			FUNDS SUM
SECTORS	% FUND	% COMPANY	% SERIE	% COMPANY	% SERIE
I. FINANCIAL SECTOR
Deposit in current accounts and time deposits, and debt securities issued by banks, financial institutions or guaranteed by them. and its subsidiaries or guaranteed by them.	10% VF x fij	MU1 x Pat.	---	MU1 x Pat.	---
Shares (when correspond)+ deposit in current accounts and time deposits + debt securities issued by banks, financial institutions or guaranteed by them.	7% VF	---	---	---	---
II. FOREIGN SECTOR
Shares	0.5 % VF	---	---	---	---
Debt securities	5% x VF x fij	---	---	---	---
Mutual and Investment Funds	1 % VF	---	---	---	---
Shares of free availability which are traded in national markets	0.15%x VF	7% x AEE	---	7% x AEE	---
Investment Fund Shares of number 11, letter A, of a same issuer not requiring approval of CCR	0.15%x VF	35% x CF	---	35% x CF	---
Mutual Fund Shares of number 11, letter A of a same issuer not requiring approval of CCR	0.15%x VF	35% x CF in circulation	---	35% x CF in circulation	---
Structured Notes issued by foreign companies	1% VF x fij	---	---	---	---
Short term deposits (overnight + time deposits)	0.5% VF	---	---	---	---
Securities representatives of stock market index	1% VF	---	---	---	---
III. COMPANY SECTOR
A) Bonds and Commercial Notes
Debts securities leasing Companies bonds + commercial notes	7% VF x fij	MU2 x Pat.	---	MU2 x Pat.	35% serie
Individual Companies Bonds + commercial notes issued or guaranteed by individual companies	7% VF x fij	MU3 x Asset value issuer	---	MU3 x Asset value issuer	35% serie
Headquarters and Subsidiaries Bonds + commercial notes issued or guaranteed	7% VF x fij	MU3 x Consolidated net asset value issuer	---	> MU3 x Consolidated net asset value issuer	---
Securitization Company bonds + commercial notes issued or guaranteed	7% VF x fij	---	35% serie	---	35% serie
Companies having less than 3 years of operation bonds + commercial notes issued or guaranteed	3% VF x fij	---	35% serie	---	35% serie
B) Company Group
Shares, bonds and commercial notes issued or guaranteed	15% x VF	---	---	---	---
C) Shares
Shares of publicly-traded corporations	5% x V Fx x FC x FL	7% x ACC	20% new issuance	7% x ACC	20% new issuance
Shares of real state corporations	5% x VF x FC	20% x ACC	20% new issuance	20% x ACC	20% new issuance
Shares not requiring approval of the CCR	0.15%xVF	7% x ACC	20% new issuance	7% x ACC	20% new issuance
Shares of Financial and Bank Societies	2.5% x VF x FC x FL	2.5% x ACC	20% new issuance	2.5% x ACC	20% new issuance
D) Investment Fund Shares and Mutual Funds
Investment Fund Shares + subscription promises	5% x VF x FD	35% x CFI	35% new issuance	35% x CFI	35% new issuance
Mutual Fund Shares	1% x VF	35% x CFM in circulation	---	35% x CFM in circulation	---
Investment Fund Shares of number 9, letter A. not requiring approval of CCR	0.15%x VF	35% x CFI issued	35% new issuance	35% x CFI issued	35% new issuance
Mutual Fund Shares of number 9, letter A. not requiring approval of CCR	0.15% x VF	35% x CFM in circulation	---	35% x CFM in circulation	---
Contributions promised through subscription and payment promises	0.5% x VF	---	---	---	---
Investment fund shares of foreign capital	1% VF	---	---	---	---
E) Shares + Bonds + ECO
Individual Companies (Funds A, B, C y D)	7% VF

INSTRUMENT	INDIVIDUAL FUNDS			FUNDS SUM A + B + C + D + E
SECTORS	% FUND	% COMPANY	% SERIE	% COMPANY	% SERIE
IV. DERIVATIVE SECTOR
Local forwards calculated as per asset and measured in net terms Foreign forwards and foreign options OTC (not listed in the Exchange) calculated as per the asset and measured in net terms	4% VF 3% VF	--- ---	--- ---	--- ---	--- ---

•	ACC: The overall subscribed shares of a society multiplied by its price.
•	AEE: The overall subscribed shares of a foreign society multiplied by its price.
•	CFI: Subscribed fees from respective Investment Funds.
•	CFM: national mutual fund Shares in circulation
•	fij: Weighted average risk factor, whose value depends on instrument risk classification and investments in them.
•	FC: Concentration factor, may vary between 0.3 and 1.
•	FD: Diversification factor, may vary between 0 and 1.
•	FL: Liquidity factor, may vary 0.2 y 1 determined by the Central Bank of Chile.
•	MU1: Unique multiple for all the financial institutions whose range may vary between 0.5 and 1.5. At present it is fixed at 1.0
•	MU2: Unique multiple for companies whose line of business is to make leasing operations, it varies between 0.4 and 1. At present it is fixed at 0.7
•	MU3: Unique multiple for Bonds and Commercial Notes it varies between 0.08 and 0.12. At present it is fixed at 0.12
•	Pat: Issuer’s equity.
•	VF: Value of Pension Funds, meaning the closing value of the instrument’s portfolio, plus current accounts’ balance, Bank of national investment and Bank of foreign investment

D. Investment Limits in Issuers being Persons related to the Administrator

INSTRUMENT	INDIVIDUAL FUNDS		FUNDS SUM A + B + C + D + E
	NORMAL LIMIT	RELATED LIMIT
Shares of publicly-traded corporations	5% x VF x FC x FL	5% x VF x FC x FL and high liquidity	5% x VF x FC x FL and high liquidity
	7% x ACC	2% x ACC	2% x ACC
Shares of publicly-traded real-state corporations	5% x VF x FC	5% x VF x FC and high liquidity	5% x VF x FC and high liquidity
	20% x ACC	5% x ACC	5% x ACC
Financial and Bank Shares	2.5% x VF x FC X FL	2.5% x VF x FC x FL and high liquidity	2.5% x VF x FC x FL and high liquidity
	2.5% x ACC	0.5% x ACC	0.5% x ACC
Free Availability Shares	0.15%xVF	0%	0%
	7% x ACC	0%	0%
Debt Securities	Previously described	Only AAA o AA categories or with level n-1 of risk and limits previously described 3% x Asset value issuer 3% x Consolidated/countable net asset value issuer	5% of the issuance and 20% of daily placement
Investment Fund Shares: AFP related to Investment Fund Administrator	5% x VF x FD	---	---
	35% x CF	---	5% x CF
Mutual Fund Shares: AFP related to Mutual Fund Administrator	1% x VF	---
	35% x CF	---	5% x CF
Investment Fund Shares having securities from an issuer that can be a person related to Administrator	---	---	10% of shares
Mutual Fund Shares having securities form an issuer that can be a person related to Administrator	---	---	10% of shares
Investment limits in instruments issued or guaranteed by each issuer related to AFP	---	1% x VF	---
Investment limit in direct or indirect way in instruments issued or guaranteed by all societies related to AFP	---	5% x VF	---

•	ACC: Number of subscribed shares multiplied by its price
•	VF: Value of Pension Funds
•	FL: Liquidity Factor
•	FC: Concentration Factor
•	FD: Diversification Factor
•	CF: Mutual Fund Shares or Investment, as corresponds

E. Factors considered in Limits by Issuer in Shares and Investment Funds Shares

CONCENTRATION FACTOR (FC) It is calculated on the bases of the maximum concentration of the property allowed in the corporation’s by-laws and subject of this to XII Title –Law Decree 3,500-.
PARTICIPATION OF MAJORITY SHAREHOLDER		CONCENTRATION FACTOR
Subject to XII title	<=32%	1.0
	>32% to <50%	0.8
	>=50% to<=65%	0.6
Not subject to XII title	<=32%	0.6
	>32% to <50%	0.5
	>=50% to <=65%	0.4
	>65%	0.3
LIQUIDITY FACTOR (FL) It is calculated as per share’s presence and amounts in Stock Exchange (Liquidity Index). The following scale established by The Central Bank is as follows:
LIQUIDITY INDEX		LIQUIDITY FACTOR
IL<=20% 20%< IL <=50% 50%< IL <=70% 70%<IL		0.3 0.5 0.7 1.0
DIVERSIFICATION FACTOR (FD) It is calculated as per investment fund total assets’ proportion invested directly and indirectly in instruments issued or guaranteed by a same issuer where:
DIRECT AND INDIRECT INVESTMENT OF A SAME ISSUER
Inv.<=20% of total fund asset
20%< Inv.<=25% of total fund asset
25%< Inv. <=1/3 of total fund asset
1/3< Inv.<=40% of total fund asset
Inv.>40% of total fund assets		DIVERSIFICATION FACTOR 1.0 0.8 0.6 0.2 0.0

     Reserves

     The Pensions Law establishes that each AFP must maintain a reserve denominated Mandatory Investment equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the SAFP, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pensions Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation is aimed at eliminating potential conflicts of interest that could arise between investment decisions relating to a portfolio held as AFP’s reserves and those relating to the portfolio where pension funds are invested.

     The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. Currently, for pension funds Type C, D and E this level is the lesser between (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser between (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system.

     The average annual real return is calculated by the SAFP according to a weighted formula established by law. If, for a certain month, the pension fund’s annual real return on investment falls below the minimum return, the difference is compensated first from the pension fund’s own reserve for fluctuation on investment returns. If this procedure is not sufficient, then the remaining difference is covered by the AFP’s mandatory investment.

      A pension fund’s reserve for fluctuation on returns is a reserve that is created if there are excess of returns on fund investments over specific levels. Excess returns on investment arise when, for pension funds Type C, D and E, this level is the higher of (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 2% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. The level for pension funds Type A and B is the higher between (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 4% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. Since the beginning of the operation of the pension system, only one AFP has generated sufficient excess returns to constitute a fluctuation reserve.

     In the event that the pension funds managed by an AFP fail to fulfill the required minimum level of investment return, the AFP is required to cover the difference within five days of such determination by the SAFP. If reserves are used to fund any deficit in the required return, the AFP must replenish them within fifteen days thereafter. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SAFP.

     Legal Collection

     In the case that an employer fails to make the correct payment or fails to pay contributions, BBVA Provida is obligated to take diligent legal steps to collect such amounts. In such cases, BBVA Provida must file a lawsuit within six months period of non-payment and actively pursue the lawsuit until payment is received or a court makes a final determination with respect to such payments. BBVA Provida has approximately 35 employees who manage the legal process and initiate collection efforts. Additionally, BBVA Provida hires lawyers throughout the country to provide legal services when a lawsuit must be initiated. As long as it acts diligently, BBVA Provida is not under any obligation to make a refund of the contributions that an employer has failed to provide. BBVA Provida has never been held liable for failing to diligently pursue delinquent employers.

     Record-keeping

     BBVA Provida must maintain complete records of the accounts of each of its affiliates. Provida is required to provide an account statement to each contributor every four months and once a year to every non-contributing affiliate. These statements comprise information regarding mandatory contributions, voluntary savings contributions and voluntary pension savings managed by the AFP. It also has the amount and current value of shares in the elected Pension Fund and, if it is applicable, the amount of the recognition bond properly updated. In addition, the affiliate must receive information about the pension funds return, the insurance cost and the whole pension service cost according to his current salary and an estimation of his potential retirement pension calculated by a formula established by law, as a way to evaluate his situation. Also, each affiliate can obtain daily information on his/her account balances at BBVA Provida branch offices, through BBVA Provida’s Internet service or through the telephone service center.

     Government Guarantees

     The Chilean government guarantees old-age, life and disability pensions for affiliates who have made contributions for a certain number of years, regardless of the real level of contributions made into the affiliate’s individual capitalization account. Since 1988, when an affiliate transfers his funds to contract a life annuity, the AFP is not liable in the event that the insurer fails to make the required payments. The Chilean Government, however, is liable for 100% of this obligation up to the legal minimum pension amount and for 75% of the pensions over the minimum pension up to UF45 (approximately US$1,400).

     New Legal Developments

     Pension Benefits. The law 19,934 published on February 21, 2004 in force since August 19, 2004 introduced several modifications to the Pensions Law such as the creation of electronic system for consultations and pension amounts offers, modification of anticipated pension requirements as well as new coverage percentage of the life and disability insurance. See “Item 4. Information on BBVA Provida – Business Overview –Mechanics of the System – Mandatory Benefits.”

     Organizational Structure

     Provida was integrated into the BBVA Group in July 1999. At December 31, 2004 the BBVA Group had 1.1 million shareholders with presence in 37 countries and more than 84,000 employees worldwide that serve over 35 million of clients trough a network of nearly 7,000 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing assets for US$37 billion and providing services to almost 12 million people. In Chile, the BBVA Group, through BBVA Provida, manages assets for US$19.1 billion in a highly competitive market in which BBVA Provida is the leader.

     The following chart sets forth the significant related companies comprising BBVA Provida’s corporate structure:

Property, Plants and Equipment

     Since 1981, BBVA Provida’s strategy has included the development of a nationwide branch network, which currently includes 134 branch offices located throughout the country (See “Item 4. Information on Provida—Business Overview—Principal Activities—Marketing and Sales”). Although since 1989 BBVA Provida had opted to own real estate rather than lease space for its branches, the Company began to lease more spaces during the last two years as a result of the redefinition process in branch offices according to the project “shared networks” in conjunction with BBVA Chile S.A which turned into an extensive branch office network. Therefore, the number of owned branch offices were only 37 as of May 2005.

     In order to spread its corporate image to the public, each newly built or remodeled branch office is uniformly decorated. In March 2001, BBVA Provida completed its integration into the BBVA Financial Group with a complete change of Company image, thus making the BBVA Provida brand consistent with most of BBVA’s other Latin American interests. This process involved the design of a new branch employee uniform and color scheme, which was implemented throughout the entire branch office network.

     The principal property that BBVA Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago. Completed in 1994, the BBVA Tower houses all staff units of BBVA Provida, where as Operation Area operates at downtown Santiago. Since 2003, it became BBVA Group’s corporate building in Chile, renting spaces to staff departments of BBVA Chile S.A.

     The important improvements implemented in 2002 in the Pension System with the introduction of Voluntary Pension Savings and the Multiple Funds as well as the growing demand for interactive services through the Internet, have produced a marked evolution in the needs and requirements of affiliates. This development obviously affects the diversity of services granted by areas of technology and operations to the commercial area and branch office network to satisfy the growing and new demands of customers. This demand led the Company to implement a new technological platform (Unified Platform) in 2004 through which BBVA Provida will be able to face the new needs during the next years. In July 2004, this technological platform started with the implementation of patterns for infrastructure, accounting of the Pension Funds, accounting of the AFP and individual capitalization accounts. The pattern for pension benefits began at the end of March 2005.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

     Financial Reporting Release N° 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section U.S. GAAP Reconciliation and Note 41 to the audited consolidated financial statements. Also, there are areas in which management's judgement in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited consolidated financial statements.

     Accounting of Life and Disability Insurance Cost

     According to the Pensions Law, BBVA Provida has purchased insurances to cover its obligation to provide life and disability benefits to affiliates to the extent that these benefits may not be covered by the funds in the affiliate’s individual capitalization account and the State Guarantee, when applicable. See “Item 4. Information on Provida – Business Overview –Principal Activities – Life and Disability Benefits.”

     Under the parameters of the contract, the life insurance company and BBVA Provida may share the casualty rate incurred, which may constitute a significant source of revenues to BBVA Provida if the casualty rate experienced result in a premium cost below the temporary premium that BBVA Provida pays monthly to the insurer according to the current contract. However, since the middle of year 1999, the casualty rate started to increase to levels over the temporary premium paid monthly. This situation has remained consistent throughout the industry until now as a result of: (i) local unemployment rates and awareness by affiliates about benefits; both affecting the number of casualties and (ii) the downward trend evidenced by interest rates that have caused a rise in the economic value of casualties. In this context, BBVA Provida began to make monthly provisions accounted for as operating expenses, which were based on estimations of the casualty rate implicit in the settlements made to the insurance company in the first quarter of the year, in accordance with the conservative criteria of recognizing losses at the moment of having a reasonable base for estimation.

     In this regard, in January 2004, the Superintendency of Pension Fund Administrators, organization that is entitled to promulgate accounting regulations governing the pension industry, issued instructions about provisions to be included in the year 2003 in connection with higher casualty rates. Furthermore, at the close of the fiscal year 2003 BBVA Provida made provisions for 100% of the contract balances given by the insurance company corresponding to previous contracts, which would be paid in March 2004.

     Moreover, with the enforcement of the new August 2003-December 2004 contract, whose first pre-settlement was made in March 2005, BBVA Provida decided to strengthen its conservative criteria to acknowledge higher casualty rates. The above meant the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, to maintain an adequate correlation between revenues and expenses recognized on monthly basis. So, at the close of 2003, the provisions for higher casualty rate exceeded the balance reported by the insurance company.

     During 2004, the Company made an exhaustive analysis of its portfolio’s casualty rate and the basis on which the value of casualties were determined by the insurance companies, developing a predictive model which allowed it substantial improvement in the projections of the casualty rate. In accordance with the above, it was concluded that the casualty costs reported by the insurance companies, on whose basis the provisions are recorded according to instructions issued by the SAFP, were not enough to appropriately cover casualty rate of the contracts. The latter considering that the technical reserves of the insurance contracts undervalue the casualty costs mainly due to the “generic reserves” or “reserves at average cost” which give a frequency to casualties that underestimates the effective cost of this insurance. Additionally, there is no prompt correction of the economic value of casualties at the prevailing interest rate in the market. Also, it was concluded that there was not an adequate correlation between revenues and expenses of each period since results of a period were affected by casualty rate obligations incurred in previous periods.

     Prior to the close of the first half of 2004, BBVA Provida submitted this information to the Superintendency of Pension Funds Administrators. The aim of this was to complement the regulation and include the aforesaid variables in the constitution of provisions for higher casualty rates considering that this situation affects the whole pension industry. It was also requested that the adjustments for higher casualty rates of periods prior to 2004 be charged against retained earnings at the beginning of the period for being, in our opinion, an error which did not consider among other variables, the prevailing interest rate at the close date. So, the financial statements of the periods ended in June and September 2004 recorded the provisions for casualty rate obligations incurred in previous periods against retained earnings. The latter implied that during those quarters, unlike previous periods, only the projected casualty rate of the current policy (August 2003-December 2004) was recognized in results, through the application of the predictive model internally developed. This criterion consisted in recognizing casualty rate of a contract during its coverage period, maintaining an appropriate correlation between revenues and expenses of the period.

     Finally, the SAFP released Circular Note N° 3,228 requiring a reversal of the retained earnings adjustment at the beginning of the period with the consequent increase in the cost of life and disability insurance premium in fiscal year 2004 by incorporating expenses from previous years.

     All the provisions for higher casualty rates projected at the close of the contracts were based in the best estimations derived from the predictive model internally developed, being the minimum limit of provisions the balances informed by the insurance companies according to the Authority instructions. The predictive model considers the following relevant variables:

-	number of casualties (survival and disability) according to the biometric profile of the client portfolio;

-	casualty costs (survival and disability) considering the profile of the covered affiliates (gender, age) and his designated legal beneficiaries and the historical casualties;

-	expected discount rates for casualty payments; and

-	projected pension funds return.

     As a consequence, starting 2005, the BBVA Provida is basically acknowledging in its results the projected casualty rate at the close of the contract of the current policy, though the application of the predictive model described above. Consequently, the Company is going to maintain an appropriate correlation between revenues and expenses of the period.

     For 20-F purposes under US GAAP, the provisions for life and disability insurance were restated. The above in order to correct an error regarding the balances of insurances companies that do not update reserves according to relevant parameters (interest rates, generic reserves or average cost). As a consequence under U.S. GAAP the reserves are updated, effect that is detailed in Note 41 to the audited consolidated financial statements.

Impairment of Investments in Related Companies, Long-lived assets, Identifiable Intangible Assets and Goodwill

     We assess the impairment of our investments in related companies, long-lived assets, identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable, event that is yearly evaluated. Important factors which could trigger an impairment review include the following:

-	Significant under-performance relative to expected historical or projected future operating results;

-	Significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

-	Significant negative industry or economic trends.

     When we determine that the carrying value of investments in related companies, long- lived assets, identifiable intangible assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the investment which we generally determine using discounted projected cash flows and recent comparable transactions in the market.

Initial Adoption of Accounting Policies

     Equity Value Method. The permanent investments made from January 1, 2004 onwards, are assessed based on the equity value method as established in the Circular N° 1,697 of the SVS and in the Technical Bulletin N° 72 of the Chilean Association of Accountants in relation to the combination of business, permanent investments and consolidation of financial statements. The application of the above modified the percentage of ownership that determines the existence of significant influence, which did not result in material effects in the results of the Company at the moment of change.

     Users unfamiliar with Chilean GAAP may not be accustomed to certain accounting policies applied in our financial statements:

Deferred Taxes

     For periods beginning after January 1, 2000, BBVA Provida has adopted Technical Bulletin N° 60 and subsequent complementary technical bulletins issued by the Chilean Association of Accountants, which has established the accounting for deferred taxes originating from temporary differences, tax loss carry forwards and other events creating differences between financial reporting and income tax assets and liabilities.

     In addition, on December 28, 2001, the Superintendency of Pension Fund Administrators issued Ordinary Letter N° 17,817, with retroactive effect to January 1, 2001, requiring BBVA Provida to recognize deferred taxes originating from gains on mandatory investment on a discounted basis. As of November 30, 2001, deferred taxes associated with those gains on such mandatory investment are recognized at the present value of the obligation. The application of this change in accounting principles resulted in an increase to income of Ch$ 2,352 million in 2001 that was included under the caption “Extraordinary Items” in the Company’s consolidated statement of income.

Price-level restatement

     Chilean GAAP requires that the financial statements be price-level restated to reflect the full effects of the changes in the purchasing power of the Chilean currency on the financial position and results of operations during each year of reporting entities. The method prescribes that the historical cost of all non-monetary assets and liabilities and all equity accounts be restated for general price-level changes between the date of origin of each item and the year-end. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company. For comparative purposes, the historical December 31, 2002 and 2003 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

Currency translation of foreign investments

     In October 1998, the Chilean Association of Accountants issued the Technical Bulletin N° 64, “Accounting for Permanent Foreign Investments”, replacing Technical Bulletin N° 51, which was effective as from January 1, 1996. As required by Chilean GAAP, Technical Bulletin N° 64 has been applied prospectively from January 1, 1998. Such Bulletin differs from the foreign currency translation procedures to which an investor is accustomed under Statement of Financial Accounting Standards N° 52, "Foreign Currency Translation", issued by the Financial Accounting Standards Board. Technical Bulletin N° 64 changed the method used to restate the foreign investments, by first translating foreign currency amounts in respect of foreign subsidiaries and investees to US dollars at historical rates of exchange and then translating the US dollars amounts to Chilean pesos at the period-end rate of exchange. In effect, the foreign investments are adopting the US dollar as their functional currency, because the local currency is not considered to be a stable currency.

     The application of Technical Bulletin N° 64 results in the comprehensive separation of the effects of inflation in Chile (for financial accounting purposes) from the changes in foreign currency translation, with respect to our non-Chilean investments. Under Chilean GAAP, the amount of the net foreign investment as of the opening balance sheet date is price-level restated for the effects of inflation in Chile, increasing net income due to price-level restatement. Changes in the opening balance sheet balance of the net foreign investment due to movements in the Chilean peso to US dollar exchange rates are recorded net of the effects of price-level restatement mentioned above in shareholders’ equity under the caption “cumulative translation adjustment.” As a result, during periods when the Chilean peso depreciates in excess of inflation in Chile, compared to the US dollar, shareholders’ equity would increase. Conversely, during periods in which the Chilean peso appreciates in excess of inflation in Chile, as compared to the US dollar, shareholders’ equity would decrease.

     The application of Technical Bulletin N° 64 with respect to the currency translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. The U.S. Securities Exchange Commission has confirmed that they do not object to the view that the adjustment made in respect of investments in unstable countries are part of a comprehensive basis of adjusting for inflation. Accordingly, differences between Technical Bulletin N° 64 and Statement of Financial Accounting Standards N° 52 do not need to be eliminated in the reconciliation to U.S. GAAP.

Net Investment Hedge under Technical Bulletin N° 64

     Technical Bulletin N° 64 allows us to designate certain US$-denominated debt as a hedge against our net foreign investments being measured in US$. The unrealized exchange differences resulting from the translation to Chilean pesos of the foreign investee’s financial statements and the related hedges are not included in determining net income for the period; rather, such differences are recorded in cumulative translation adjustment, a reserve account as part of shareholders’ equity.

Introduction to BBVA Provida’s Operating Results

     The following discussion should be read in conjunction with the audited consolidated financial statements of BBVA Provida and its subsidiaries, and the Notes thereto included elsewhere in this annual report. See Item 19.

     In accordance with Chilean GAAP, all financial information regarding BBVA Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2004 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 2 to the audited consolidated financial statements.

     BBVA Provida is the largest AFP in Chile, providing pension fund management and various related services. These services are limited to those permitted for AFPs under the Pensions Law and its revenues are largely dependent on the level of fees charged to its affiliates. “Item 4. Information on Provida – Business Overview –Principal Activities –Service Fees.” As a consequence, BBVA Provida’s operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with BBVA Provida and make monthly contributions as well as the amount of their salaries subject to contributions. Given that during 2004, the Chilean economy began to evidence a better performance, BBVA Provida estimates that growth in the number of workers in Chile and their aggregate salaries will maintain an upward trend, although not necessarily at the same rate as in the past. Because of its large market share, the broad geographic coverage of its branch network and its sales activities, and the diversity of its affiliates, BBVA Provida believes that its revenues are not dependent on any one sector of the economic activity.

     The principal sources of operating revenues for BBVA Provida are the variable and fixed fees it charges to its contributors in connection with deposits of their monthly mandatory contributions. Therefore, the operating revenues of BBVA Provida can be materially impacted by any combination of significant changes in fee rates, in the number of contributors or in gross wages. From December 1999, BBVA Provida has charged a variable fee of 2.25% over each contributor’s salary and a fixed fee of nominal Ch$390 per month discounted from the contributor’s accounts.

     From July 1, 2000, BBVA Provida started charging a 1.0% fee over pensions paid out to absorb the costs of this service since a growing number of pensioners have benefited from programmed withdrawals. Whereas all companies in the industry had been charging fees for this service, BBVA Provida was the last in applying this type of fee.

     Additionally and according to the modifications of the Pensions Law related to voluntary pension savings, in March 2002, BBVA Provida started charging a monthly fee for this new service equivalent to 0.49% on an annual basis on the funds under management. Likewise, the law permitted fees to be charged on fund transfers to other institutions, and BBVA Provida established a nominal fee of Ch$1,250 for each operation of this type.

     Although sales efforts are relevant factors in competition, BBVA Provida believes that fees have become the most important factor.

     Another significant source of revenues is the gain on mandatory investment. See “Item 4. Information on Provida – Business Overview – Mechanics of the System –Reserves”. These earnings reflect general market performance (the stock and bond markets both domestic and international). Gains generated from mandatory investment belong to the AFP but do not necessarily result in increased cash flow because as the pension fund grows so do the reserve requirements imposed on the mandatory investment. After June 30, 1995, AFPs must invest their reserves in shares of the pension funds they manage. Until 1994 these investments were maintained in debt and equity securities that had been classified as investment grade for pension funds.

     In the past, an additional source of revenues was rebates received from life and disability insurance contracts. Rebates had the most significant effect on operating revenues in the first quarter of the year, which is when the insurance companies make partial settlements on the most recent contracts, in the event that the casualty rate is lower than the temporary rate paid by the AFP. In addition to the rebate system, BBVA Provida’s insurance contracts stipulate that the insurance companies must pay BBVA Provida a monthly interest payment, which compensates BBVA Provida for the float that insurance companies enjoy on the premium amounts that are not used to cover casualties. These payments are recognized on a monthly basis according to accrual criteria and are accounted as other operating revenues. See “Item 4. Information on Provida – Business Overview –Principal Activities –Life and Disability Benefits.”

     The most significant components of BBVA Provida’s operating expenses are personnel remuneration, of both administrative and sales staff, administrative expenses and the cost of life and disability insurance. The latter component has become the most relevant (representing more than 50% of the Company’s operating expenses) since the casualty rates began to increase and on the other hand, sales expenditures associated with the competitiveness in transfers of affiliates among AFPs were reduced. As matter of fact, BBVA Provida, like the other AFPs in the industry, was subject in the past to increasing sales cost pressures as a result of the high level of competition reflected in aggressive commercial campaigns to reach leading market share. This increasing trend stopped at the end of 1997, after a new regulation introduced by SAFP that effectively reduced from that date onwards the number of salespeople and the number of transfers in the industry, which is reflected by the reduction of sales expenses as a percentage of the Company’s total operating expenses. In the current context, the AFPs competitive strategy is more focused on fee competition than on commercial efforts. Even though new products are being allowed, mainly multiple funds and voluntary pension savings, management believes that commercial efforts are going to be only one of the competitive issues in future periods, and not the only one.

     In addition, BBVA Provida considers that it is the most efficient provider of services in terms of costs in the industry, having the lowest administrative cost per contributor since its inception.

     The life and disability insurance cost has become a very important component of BBVA Provida’s operating expenses during the recent years due to increase in the client portfolio casualty rate caused by (i) local unemployment rate and awareness by affiliates about benefits, both affecting the number of casualties and (ii) downward trend evidenced by interest rates that have implied a rise in the economic value of the casualties. In this aspect, it has to be stressed that BBVA Provida established a strategy to reduce the impact of higher casualty rate on its results. This strategy involves tools to measure and manage casualties and activities within the Company and with third parties (insurance companies and medical commissions) directed to control the effects of casualty rates. BBVA Provida has also developed an internal management model intended to measure the effects of client’s casualties and to acknowledge them in the period that the Company receives its respective fees.

     The main sources of BBVA Provida’s non-operating income (expenses) are: its equity in the earnings or losses of its investments in foreign pension fund administrators, goodwill amortization due to investments in foreign pension fund administrators and local acquisitions, interest expenses and the effect of inflation and foreign exchange exposure as measured by the price-level restatement.

     In connection with investments in foreign pension fund administrators, in 1997, an accounting standard was adopted in Chile that require a company making an investment in a foreign affiliate to reduce its net worth by the amount of such investment related to start up costs. The initial amount of investment in relation to start up process is thereafter reduced (increased) by the net income (loss) generated by that foreign affiliate until the account is reduced to zero. The income statement, thus, only registers current net income obtained from foreign affiliates without the impact of the amortization of their start-up costs.

     BBVA Provida’s financial statements include goodwill as a consequence of the process of mergers and acquisitions of smaller Chilean AFPs, as well as the participation in the capital increase of BBVA Provida´s current investments and the acquisition of stakes in companies that have begun operations. The goodwill is originated in the excess of cost over the book value of assets acquired that may be amortized over the estimated period of return on the corresponding investments with a maximum of twenty years.

     BBVA Provida’s interest expenses are related to the debt taken to finance the acquisitions of two AFPs in previous years, to lines of credits with local banks and to leasing contracts.

     Inflation produces losses, due to the net liability exposure of the Company. See “Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Price Level Restatement.”

     The following table sets forth the composition of BBVA Provida’s operating revenues and expenses for the periods indicated:

	For the twelve months ended December 31,

REVENUES:	2002	2003	2004

Fee income	90.1%	87.4%	87.8%
Gains on mandatory investment	4.6%	8.6%	8.7%
Other operating revenues	2.5%	2.7%	2.6%
Rebates on life and disability insurance	2.8%	1.3%	0.9%

TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%

	For the twelve months ended December 31,

EXPENSES:	2002	2003	2004

Administrative personnel remuneration	23.3%	18.9%	17.5%
Sales personnel remuneration	11.0%	10.6%	9.1%
Directors’ remuneration	0.2%	0.1%	0.1%
Marketing expense	1.0%	0.8%	0.6%
Data processing expense	1.1%	0.9%	0.9%
Administrative expense	11.1%	11.3%	12.7%
Depreciation	2.4%	1.9%	1.7%
Other operating expenses	2.2%	2.1%	2.0%
Life and disability insurance	47.8%	53.4%	55.4%

TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%

     The following table sets forth-certain additional monthly average information relating to the operations of BBVA Provida for the periods indicated:

	Monthly Averages

	2002	2003	2004

Number of contributors	1,441,684	1,413,179	1,440,094
Administrative employees	1,130	1,064	1,051
Sales personnel	673	634	566
————————
Source: SAFP

     Operating Results for the years ended December 31, 2004 and 2003

     Operating Revenues

     Operating Revenues increased by 4.6% from Ch$117,585 million for fiscal year 2003 to Ch$122,984 million for fiscal year 2004, due to an increase of Ch$5,183 million (5.0%) in fee income and Ch$648 million (6.4%) in gains on mandatory investment. The above was partially offset by lower financial revenues and lower rebates from the life and disability (L&D) insurance contracts for Ch$429 million (27.4%).

     Fee income increased by 5.0% from Ch$102,752 million for fiscal year 2003 to Ch$107,935 million for fiscal year 2004, as a result of higher collection levels observed in the period. In fact, total collection for 2004 increased by 8.9% in real terms with respect to last year, a growth higher than fee income due to the implementation of a technological change called “Unified Platform” implemented in Chile for all the AFP of BBVA Group at the end of July. The latter implied a delay in the accreditation process of collection in the affiliates’ individual accounts, which is a legal requirement to charge associated fees. So, lower levels of effectiveness in the accreditation process of collection affected the revenues perceived by this concept. Therefore, the Company took measures to correct this delay, implementing special tasks to recover leftovers generated by the Unified Platform start up. The accreditation process of collection will be stabilized in 2005 due to the adjustments introduced in the development of this new technology.

     Moreover, revenues from fees charged by deposit of mandatory contributions that represents a 98.8% of total fee income perceived by the Company increased by 4.9% in a framework where BBVA Provida has maintained its leading position in the pension fund industry with market shares over 40% in terms of clients with a total number of contributors of 1,451,298 as of December 2004.

     Regarding voluntary pension savings (APV) -whose legal modifications came into force in March 2002- although it does not represent an important percentage of BBVA Provida’s fee income (0.3%) given the system of charging fee over assets under management, this has experienced an important increase in both administered fund volumes and revenues perceived by this concept. As of December 2004, the APV funds administered by BBVA Provida ascended to Ch$106,693 million, representing an increase of 23.3% with respect to the same period last year, while fee income for this concept reached Ch$340 million, amount higher in 50.5% to the figure recorded in fiscal year 2003. With respect to market share in the AFP industry, BBVA Provida has 33.5% of the administered accounts and 18.1% of assets under management. According to the information available of APV market as a whole the AFPs held 84.7% of administered accounts and 81.3% of the associated funds as of December 2004.

     Gains on mandatory investment increased by 6.4% from Ch$10,051 million in fiscal year 2003 to Ch$10,699 million in fiscal year 2004, due to the higher average assets under management. In addition, the pension funds obtained in 2004 positive returns originated by the good performance recorded by both local stock market (IPSA +21.0%, IGPA +22.2%) and foreign markets (Dow Jones +3.2%, Nasdaq +8.6%, MSCI US Value +12.2%, MSCI Europe ex UK +19.2%, Nikkei 11.8%, AC Far East ex Japan +14.2%, MSCI LA +34.8%,) . This was not enough to equal the extraordinary return exhibited by stock markets in 2003, and as a consequence, the weighted average nominal return of the pension funds of 11.46% in 2004 was lower than the weighted average nominal return of 12.27% in 2003.

     Other Operating Revenues in fiscal year 2004 decreased by 9.0% or Ch$432 million compared to fiscal year 2003, mainly due to lower financial revenues and lower rebates from the L&D insurance contracts for Ch$429 million. Additionally the period recorded lower earnings for Ch$290 million for services rendered to AFC (Unemployment Funds Administrator). Both effects were partially offset by higher revenues from additional contributions as a result of the clearance process of multiple affiliations among AFP (Ch$105 million) and higher revenues (fees) from the consolidation of affiliates (Ch$207 million).

     Operating Expenses

     Total Operating Expenses increased by 5.8% from Ch$86,634 million for fiscal year 2003 to Ch$91,688 million for fiscal year 2004 mainly due to an increase of life and disability insurance premiums as a result of adjustments for higher casualty rate experienced by the contracts with pending settlements. To the above, higher administrative expenses are added basically stemmed from the redesign of the commercialization and distribution model that implied the restructuring of branch offices network and the consequent outsourcing of certain process. The latter was partially offset by lower administrative and sales staff remunerations resulting from lower number of employees and less commercial activity in the period, respectively.

     Administrative Personnel Remuneration for fiscal year 2004 reached Ch$16,040 million, decreasing by 1.9% or Ch$317 million with respect to fiscal year 2003. Behind this, it is the capitalization of savings arisen from the Company’s emphasis on the higher efficiency of the administrative staff that led to a reduction of the number of employees. This was materialized in an unusual retirement plan in force in the first half of 2003. In figures the average number of administrative personnel fell from 1,064 in 2003 to 1,051 in 2004.

     As a consequence, the period recorded savings in terms of remunerations and benefits associated with a lower number of personnel and lower severance payments since unlike 2003, the period did not record retirement plans. In addition, there were new incentive factors for productivity that reduced awards levels and lowered expenses related to seniority awards. Since fiscal year 2003 this benefit began to be recognized on accrued proportion of service years for all the employees and not only when seniority stage was reached. The accrued effect of this accounting change was recorded in May 2003.

     However, the number of staff at the close of the period increased by 0.4% from 1,038 employees in December 2003 to 1,042 in December 2004 as a result of the redesign of the marketing and distribution model implemented in the second half of 2004. The latter led to a redefinition of commercial staff and the creation of executives specialized in pension advisory who on their characteristics and profiles are members of the administrative staff. Moreover, such increase was offset by a reduction in the sales agent’s number.

     Sales Personnel Remuneration decreased 9.5% from Ch$9,224 million for fiscal year 2003 to Ch$8,345 million for fiscal year 2004. This was due to the lower commercial activity during the period that resulted in a decrease of commission paid and non-recurring incentives for transfers. Additionally, the fiscal year 2004 recorded savings in remunerations and benefits resulting from the reduction of sales agents during the year as a consequence of the commercial redefinition. The above was partially offset by higher costs in severance payments arising from the aforementioned sales force adjustment.

     The adjustments to the sales staff responded to a strategy to reorient resources towards pension advisory and maintain as traditional sales agents those ones with a highly productive level in terms of transfers. The average number of sales agents decreased from 634 in 2003 to 566 in 2004 implying a fall of 10.8%, while at the close of each period, it decreased from 625 at December 2003 to 555 at December 2004, a fall of 11.2%.

     Life and disability insurance cost increased from Ch$46,249 million in fiscal year 2003 to Ch$50,794 million in fiscal year 2004, representing an increase of Ch$4,545 million or 9.8% over the previous year. This increase is the result of higher provisions related to casualty rate for Ch$3,272 million and higher provisional premiums for Ch$1,317 million stemmed from a higher salary base of clients recorded in the period. With respect to provisions for higher casualty rate, in the total amount of Ch$22,442 million (Note 20 to the audited consolidated financial statements), Ch$8,195 million corresponded to L&D insurance contracts prior to 2004. See “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Accounting of Life and Disability Insurance Cost.”

     The remaining operating expenses increased by 11.5% or Ch$1,705 million from Ch$14,804 million for fiscal year 2003 to Ch$16,509 million for fiscal year 2004. This is due to higher administrative expenses for Ch$1,799 million mainly related to the redesign of the distribution model implemented by the Company, which implied that the number of branch offices increased by 57.1% from 84 offices as of December 2003 to 132 as of December 2004. In addition, higher costs for external services of collection and pension payments, as well as higher expenses related to lease spaces, were also recorded as a consequence of the aforementioned redesign. “Item 4. Information on Provida – Business Overview – Marketing and Sales – General.” Lower marketing expenses of Ch$140 million as a result of less publicity and savings in direct marketing partially offset the above.

     Operating Income

     Consequently operating income reached Ch$31,296 million at fiscal year 2004 representing an increase of Ch$345 million or 1.1% with respect to fiscal year 2003, since the favorable evolution observed in fee income and gains on mandatory investment were partially offset by the higher aforementioned expenses.

     Non-operating income (expenses) net

     Non-operating income (expenses) net decreased from an income of Ch$10,190 million in fiscal year 2003 to an income of Ch$2,695 million in fiscal year 2004, representing a negative deviation of Ch$7,495 million, mainly resulting from lower non-recurring gains from the sale of related companies and the lower income from equity participation in related companies.

     With respect to transactions of related companies, in fiscal year 2003 BBVA Provida sold its 20% stake in AFPC Porvenir in Colombia generating gains for Ch$8,800 million, while in fiscal year 2004 the Company sold its entire equity participation in AFP Crecer in El Salvador and its 30% stake in AFP Porvenir in the Dominican Republic, transactions that together generated a profit for Ch$2,854 million.

     The results of related companies decreased from Ch$7,179 million in fiscal year 2003 to Ch$5,116 million in fiscal year 2004, representing a negative variation of Ch$2,063 million (28.7%) . At the international level, the affiliates generated lower results for Ch$1,787 million for BBVA Provida, mainly due to the exclusion of the results of sold companies: AFPC Porvenir in Colombia in September 2003 and AFP Crecer in El Salvador in October 2004. In addition, the results of related companies were negatively affected by the Chilean peso appreciation with respect to the US dollar (6.13%) and the accrued losses by AFP Porvenir in the Dominican Republic prior to the merger with AFP Crecer. Locally, AFC and PreviRed.com recorded higher losses since they have not yet reached a break-even point.

     Furthermore, the price level restatement results evolved favorably from an income of Ch$220 million in fiscal year 2003 to a gain of Ch$332 million in fiscal year 2004, representing a positive deviation of Ch$112 million. Even though in the period the inflation applied over the Company’s non-monetary net liability exposure was higher (2.5% as compared to 1.0% applied in fiscal year 2003), such effect was more than offset by higher gains stemmed from exchange rate exposure given the appreciation effect of Chilean peso with respect to US dollar over the current account in US dollar maintained with Provida Internacional.

     Income Tax

     Income tax decreased from Ch$8,336 million in fiscal year 2003 to Ch$6,745 million in fiscal year 2004, representing a lower expense of Ch$1,591 million (19.1%) since fiscal year 2003 included the tax of the sale of AFPC Porvenir in Colombia for Ch$2,703 million. Excluding the latter, the expense on income tax increased by Ch$1,112 million in connection with the higher prevailing tax rate (17% in fiscal year 2004 versus 16.5% in fiscal year 2003).

     Net Income

     Net Income decreased from Ch$32,805 million for fiscal year 2003 to Ch$27,246 million for fiscal year 2004, representing a real decrease of 16.9% or Ch$5,559 million.

     Operating Results for the years ended December 31, 2003 and 2002

     Operating Revenues

     Operating Revenues rose by 7.4% from Ch$109,452 million for fiscal year 2002 to Ch$117,585 million for fiscal year 2003, due to an increase of Ch$4,504 million (4.6%) in fee income and Ch$5,021 million (99.8%) in gains on mandatory investment.

     This 4.6% increase in fee income from Ch$98,248 million for fiscal year 2002 to Ch$102,752 million for fiscal year 2003, was primarily due to higher collection levels during the period (a 3.6% growth in real terms). Likewise, fees regarding APV administration and programmed withdrawals implied higher revenues than in the previous year of Ch$30 million (14.9%) and Ch$40 million (4.9%) respectively. In addition, there was an increase in fees for mandatory contributions of Ch$4,434 million (a 4.6% increase over 2002) due to fewer affiliate transfers and increased new affiliations, as well as a lower unemployment rate (an average of 8.5% in 2003 versus 9.0% in 2002). With respect to the number of clients, BBVA Provida has maintained its leading position with market share of over 40% during the whole period, in which the average number of contributors during the year reached 1,413,179.

     Gains on mandatory investment increased by 99.8% from Ch$5,030 million in fiscal year 2002 to Ch$10,051 million in fiscal year 2003. This is due principally to the implementation of the multiple funds, the recovery of the stock market both in Chile and abroad and to positive returns shown by the long term fixed income portfolio; partly offset by the effect of the appreciation of the Chilean peso respect to US dollar in the period. In Chile the market indicators reflected the increase (IPSA +48.5%, IGPA +46.2%) as well as foreign markets (Dow Jones +25.3%, Nasdaq +50.0%, MSCI US Value +31.0%, MSCI Europe ex UK +39.6%, Nikkei +37.7%, AC Far East ex Japan +40.8%) . Consequently, weighted average nominal return of funds reached 12.27% in 2003, comparing favorably to 6.51% recorded in 2002.

     Other Operating Revenues in fiscal year 2003 decreased by 22.5% or Ch$1,392 million compared to fiscal year 2002, due to minor rebates stemming from previous L&D insurance contracts for a sum of Ch$1,909 million, partially offset by the increase recorded in revenues for services rendered to AFC (Unemployment Funds Administrator) for Ch$532 million.

     Operating Expenses

     Total Operating Expenses increased 19.0% from Ch$72,777 million for fiscal year 2002 to Ch$86,634 million for fiscal year 2003, including higher expenses of Ch$437 million stemming from consolidation of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic. With respect to its Chilean operations, the Company recorded higher expenses of Ch$13,420 million due to higher casualty rate provisions throughout the industry, and to the application of even more conservative criteria established by the Authority in early 2004.

     Administrative Personnel Remuneration for fiscal year 2003 reached Ch$16,357 million, decreasing 2.9% or Ch$489 million with respect to fiscal year 2002, which after excluding the effect of consolidating foreign subsidiaries (higher expenses for Ch$162 million), would have shown a decrease of Ch$651 million (4.0%) . However, savings in remuneration were partially offset by higher expenses for severance payments regarding staff reductions and the recording of higher seniority benefits, due to change of criteria that consisted of accrued proportion of service years and not only when seniority stage was reached. The average number of administrative personnel fell from 1,130 in 2002 to 1,064 in 2003, representing a drop of 5.9%. By comparing figures at the close of 2002 and 2003, reduction of workers reached 7.2% from 1,119 in December 2002 to 1,038 in December 2003.

     Sales Personnel Remuneration increased 15.5% from Ch$7,987 million for fiscal year 2002 to Ch$9,224 million for fiscal year 2003 mainly due to higher local commissions and awards granted to sales staff for transfers (18.8% higher than the previous year). The above is the result of a more aggressive commercial strategy arising from the Multiple Funds implementation and its consequent effect over competitiveness in APV plans. In terms of net salary transfers among AFPs, production levels achieved by BBVA Provida sale-force resulted in nearly no transfers in 2002 to positive net transfers near to Ch$7,000 million in salaries, in spite of commercial staff reductions.

     The average number of sales agents fell a 5.8% from 673 in fiscal year 2002 to 634 in fiscal year 2003. By comparing figures at the end of each period for 2002 and 2003, sales force diminished 4.1% from 652 to 625 sales agents, respectively.

     Life and disability insurance cost increased from Ch$34,991 million in fiscal year 2002 to Ch$46,249 million in fiscal year 2003, representing an increase of Ch$11,258 million or 32.2% over the previous year. Behind the higher cost of L&D Insurance are, on one hand, the upward trend in the casualty rate of client’s portfolio, evidencing a higher frequency of the benefit’s applications by affiliates as well as lower interest rates that resulted in higher economic value of said casualties.

     As discussed under Critical Accounting Policies above, during 2003 there was a change in criteria used to establish accounting provisions in connection with the casualty rate due to instructions from the Superintendency of Pension Fund Administrator. Therefore, at the close of the period the Company made provisions for 100% of the Insurance Company’s balance up to January 2004.

     Likewise, the criterion applied until November 2003 as was informed to the Authority, consisted in monthly recording for all contracts of the accrued proportion obtained from the unfavorable difference for the implicit casualty rate in the estimation of pre-settlement payments, recorded in results as insurance cost and as a provision account in liabilities. At the moment of knowing exactly the amount of settlements or pre-settlements, these provisions were used, adjusting in that month the difference for deficit or surplus of provisions. The effect of reimbursement on results was accounted 12 month prior to make the settlement, affecting 9 out of 12 months of the previous period, and 3 out of 12 months of the year in which the payment is made. Therefore, the last twelfth corresponded to the month of pre-settlements and settlements payments to the insurance company.

     The application of the aforementioned instruction implied a review of constituted provisions, which led to an adjustment of Ch$6,892 million as an increase in provisions for a higher casualty rate, affecting both results of the year and of previous periods for Ch$5,754 million net of taxes, according to the analysis approved by the Authority.

     Furthermore, as the new August 2003-December 2004 contract came into effect whose first pre-settlement has taken place in March 2005, the Company decided to strengthen its conservative criterion used to account for the casualty rate. The latter, through the application of the accrued criterion with respect to the projected casualty rate in the contract during its 17-month coverage period, in order to maintain an adequate correlation between revenues and expenses recognized monthly. This criterion, that could not be applied previously since there was not reasonable evidence that allowed an adequate forecast capacity of the casualty rate, would imply that 100% provisions would be completed in December 2004 for the payment that took place in March 2005 as required by the Authority. Consequently, over the total client salary base expected for the contract, it has been monthly accounted (at a rate of 1/17) an additional provision over the temporary premium associated to a higher casualty rate estimated for the contract. The latter is subject to periodic review according to the monthly balances given by the insurance company, adjusted for increases from the initial projections. Since at the end of 2003, the new contract was in effect for five months, the impact of provisions recognized with respect to the August 2003-December 2004 contract reached an amount of Ch$2,775 million.

     The remaining operating expenses increased by 14.3% or Ch$1,851 million from Ch$12,953 million for fiscal year 2002 to Ch$14,804 million for fiscal year 2003. This increase is due to (i) higher administration expenses (Ch$1,747 million) associated with launching the Multiple Funds that correspond fundamentally to communications for clients (mailing services) as requested by the Authority and expenses related to funds administration, (ii) costs associated with the externalization of collection process to improve service quality at agencies aimed at maintaining portfolios’ fidelity and at the same time reducing associated expenses and (iii) expenses related to technological and operating support services to the AFC, which has hired temporary workers.

      Operating Income

     Consequently and in spite of the favorable evolution of both fee income and gains on mandatory investment, higher operating expenses resulted in a decrease in the operating income of Ch$5,724 million or 15.6% from Ch$36,675 million for fiscal year 2002 to Ch$30,951 million to fiscal year 2003.

      Non-operating income (expenses) net

     Non-operating income (expenses) net registered a significant increase from an income of Ch$1,963 million in fiscal year 2002 to an income of Ch$10,190 million in fiscal year 2003, representing a favorable variation of Ch$8,227 million. This increase was principally due to income obtained from the sale of AFPC Porvenir in Colombia recognized as non-operating revenues: Ch$8,800 million (not considering associated taxes).

     Furthermore, the price level restatement results evolved favorably from a loss of Ch$1,977 million in fiscal year 2002 to a gain of Ch$220 million to fiscal year 2003, representing a positive deviation of Ch$2,197 million. Of such deviation, Ch$1,035 million stems from the fact that inflation applied over the Company’s non-monetary net liability exposure was 1.0% as compared to 3.0% applied in 2002 which also affected the lower growth showed by UF and therefore, in a lower negative result in price level restatement associated with debt denominated in that currency. The remaining difference is related to profits obtained by exchange rate according to the distribution of dividends by subsidiaries and the release of equity reserves associated with the sale of the 20% AFPC Porvenir (Colombia) stake.

     The results of Related Companies diminished from Ch$10,054 million in fiscal year 2002 to Ch$7,179 million in fiscal year 2003. This Ch$2,875 million decrease (28.6%) regarding foreign affiliates is explained by the appreciation effect of the Chilean peso with respect to dollar (17.4% in 12 months) in recording gains obtained by these subsidiaries. Other factors contributing to the above were the negative evolution recorded by AFORE Bancomer in Mexico basically generated by the depreciation of the local currency with respect to dollar (10.0%) and the sale of AFPC Porvenir in Colombia which ended a recurrent average net contribution of US$196,000 per month. Regarding local affiliates, two affiliates -AFC and PreviRed.com- together recorded a higher loss of Ch$338 million.

      Income Tax

     Income tax increased from Ch$3,588 million in fiscal year 2002 to Ch$8,336 million to fiscal year 2003, a higher tax expense of Ch$4,748 million (132.3%) . This is due to the tax associated with the sale of the stake in AFPC Porvenir in Colombia in September 2003, for an amount of Ch$2,703 million and to an increase in the tax rate from 16.0% in 2002 to 16.5% in 2003.

      Net Income

     Net Income decreased from Ch$35,050 million for fiscal year 2002 to Ch$32,805 million for fiscal year 2003, representing a real decrease of 6.4% or Ch$2,245 million.

Impact of Inflation and Price-Level Restatement

     BBVA Provida is required under Chilean GAAP to restate non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean currency. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Notes 2 and 31 to the audited consolidated financial statements.

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

     In terms of inflation impact on BBVA Provida’s results, inflation effects produce losses as a consequence of the Company’s net liability exposure.

     The following table sets forth the calculation of the net effect resulting from the changes in the purchasing power of the Chilean currency:

	As of, and for the Twelve Months ended December 31,

	(in million of constant Ch$)
	2002	2003	2004

Shareholders’ equity	4,099	1,967	3,802
Other assets	(2,998)	(1,219)	(2,537)
Premises and equipment	(926)	(307)	(803)
Liabilities	614	296	81
Accumulated depreciation	179	57	160
Profit and loss accounts	864	3	503

Net loss (gain) from changes in the purchasing	1,832	797	1,206
power of the currency

Liquidity and Capital Resources

     BBVA Provida’s working capital requirements have historically been funded with internally-generated cash flows and short-term sources such as available lines of credit, considering that BBVA Provida’s cash flow from operations, mainly from fees paid by its affiliates, is significant and sufficient to cover the core business needs. As a consequence, BBVA Provida has historically paid a significant portion of its net income as dividends, even though they are limited according to the long-term investment decisions. See “Item 8. Financial Information – Dividend Policy.” Management believes that the Company’s cash flow generated by operations, cash balances, and available lines of credit will enable it to finance its working capital.

     In operating terms, BBVA Provida’s cash flow obtains its main source of revenues from fees charged to its contributors, which are destined to pay (i) remuneration of administrative and sales personnel, (ii) administrative expenses in relation to its line of business as an administrator of pension funds, and (iii) premiums to provide life and disability benefits. The Company operationally generates cash flows surplus. In financial terms, this surplus is used to pay dividends in accordance with the policy established during last years corresponding to 2002 and 2003 at 80% and in 2004 a 90% of the Company’s net income. Also, resources have been destined to pay long-term debts that were used in mergers and acquisitions at the end of 1998 and 1999.

     Regarding investments, the main recurrent requirement is the mandatory investment constitution equivalent to 1% of the administered funds. See “Item 4. Information on Provida – Business Overview – Mechanics of the System – Reserves.” As of December 31, 2004, the amount of such reserves had increased 48.9% in the last four years due to contributions of affiliates and the pension funds’ returns. BBVA Provida expects these reserves to increase in the future as a result of further increases in contributions made by affiliates in the pension funds and their respective returns.

     BBVA Provida’s long-term investments have been financed by long-term sources, basically bank debt, capital increases and retained earnings. In the case of local and foreign affiliates carried out in recent years, they have been financed by the Company’s own sources.

     During 2002, BBVA Provida made paid-in capital contributions in two of its local subsidiaries, financed with internally generated funds. These paid-in capital contributions were (i) the incorporation of the unemployment insurance management company in which BBVA Provida has a 37.8% interest and (ii) PreviRed.com based on the company’s needs and in order to maintain BBVA Provida’s stake. Additionally and because these companies have not yet reached a break-even point, during 2003 and 2004, BBVA Provida made new paid-in capital contributions. Management expects that additional investment will be necessary in the short term, which is expected to be financed by internal resources.

     In the case of foreign affiliates, the main source of financing was shareholders’ equity. In fact, the last acquisition made (September 2003) corresponded to 100% of the AFP Porvenir in the Dominican Republic was financed by proceeds from the sale of AFPC Porvenir in Colombia. Regarding future projects abroad, BBVA Provida together with BBVA Group will participate as a shareholder in those investments that do not alter the Company’s financial status. Consequently, BBVA Provida will act as a consultant to local AFP in those countries with large pension markets, where it will expect to generate consulting fees. In countries with smaller pension markets, BBVA Provida will actively seek new investments in local AFPs.

     The following table represents BBVA Provida’s contractual obligations and commercial commitments as of December 31, 2004:

(In million of constant Ch$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual Obligations
Operating Leases	4,758	1,010	1,624	1,416	708
Unconditional purchase obligation	21,886	3,648	7,295	7,295	3,648
Other contractual obligations	304,766	50,794	101,589	101,589	50,794

Total Contractual Obligations	331,410	55,452	110,508	110,300	55,150

Commercial Commitments
Syndicated Loan, Local Banks	1,735	1,735	0	0	0
Banks overdrafts	107,831	17,972	35,944	35,944	17,972
Lease Contracts	747	69	138	118	422

Total Commercial Commitments	110,313	19,776	36,082	36,062	18,394

     The Company’s operating leases are mainly related to branch offices, none of them individually represent a significant amount.

     Unconditional purchase obligations are related to permanent service contracts. Since most of them are connected with the Company’s level of activity, it is expected that the minimum commitment for this concept for the following years would be the same as for 2004. See Note 32 to the audited consolidated financial statements.

     BBVA Provida’s most material contractual obligation (registered under “Other contractual obligations”) stems from the life and disability insurance policy signed with the BBVA Seguros de Vida S.A. Since premiums are related to fee levels charged to contributors and the casualty rate of the Company’s client portfolio, it has been presumed that these premiums are going to remain at least at 2004 levels. See Note 8 to the audited consolidated financial statements.

     BBVA Provida’s commercial commitments are basically connected with long term obligations aimed at financing mergers and acquisitions of other AFPs during years 1998 and 1999. See Notes 16 and 17 to the audited consolidated financial statements.

     Although the long-term debt has covenants, whose non-fulfillment could accelerate the integral payment of the obligations, management believes that the transactions, which originated them, are going to permit the full payment of the debt and the fulfillment of the related requirements. The covenants related to the long-term obligations according to the figures at December 31, 2004, are as follows:

DATA INFORMATION FOR CONVENANTS

			Ch$ Million	US$ Million

1.		Consolidated Financial Debt
		Current Liabilities
		Bank and financial institutions borrowings	19,707	35.36
(+)		Public borrowings	-	-
(+)		Due to related companies	-	-
(+)		Accounts payable and sundry creditors	-	-
		Long-term Liabilities
		Bank and financial institutions borrowings	-	-
(+)		Public borrowings	-	-
(+)		Due to related companies	-	-
(+)		Accounts payable and sundry creditors	-	-
		Total Consolidated Financial Debt	19,707	35.36

2.		Net Shareholder’s Equity
		Total Shareholder’s Equity	173,107	310.56
(-)		Net Income	(27,246)	(48.88)
(+)		Provisional Dividends	9,999	17.94
		Net Shareholder’s Equity	155,860	279.62

3.		EBITDA
		Income before taxes	33,991	60.98
(-)		Depreciation	1,578	2.83
(-)		Amortization of goodwill	5,112	9.17
(-)		Interest expenses	1,126	2.02
		EBITDA	41,806	75.00

COVENANTS			Ratio	Limit
1	.	Consolidated Financial Debt / Net Shareholder’s Equity	0.13	<1.75
2	.	Consolidated Financial Debt / EBITDA	0.47	<3.75
3	.	EBITDA / Interest expenses	37.14	>2.75
4	.	Net Shareholder s Equity (US$ Million)	280	>150

     The use of the banks overdrafts required to finance business operations generates interest expenses by applying a variable interest rate agreed upon between both parties. As of December 31, 2004, the unused lines of credit amounted to Ch$56,400 millions. See Note 16 to the audited consolidated financial statements.

Off-balance Sheet Arrangements

     Finally, it should be mentioned that there are no off-balance sheet arrangements that could have any effect in BBVA Provida’s results.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to BBVA Provida’s net income are the inclusion of derivatives effects, the adjustments made for deferred income taxes, the adjustments made for gains on sale of subsidiaries, the reversal of amortization of goodwill and the adjustments made for insurance disability expense. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 41 to the audited consolidated financial statements.

     Consequently, BBVA Provida’s net income under Chilean GAAP was Ch$35,050 million for fiscal year 2002, Ch$32,805 million for fiscal year 2003 and Ch$27,246 million for fiscal year 2004 as compared to net income under U.S. GAAP of Ch$32,544 million for fiscal year 2002, Ch$36,262 million for fiscal year 2003 and Ch$34,147 million for fiscal year 2004. Net income under U.S. GAAP was 7.2% lower than under Chilean GAAP in 2002, 10.5% higher than under Chilean GAAP in 2003 and 25.3% higher than under Chilean GAAP in 2004.

     The differences between Chilean GAAP and U.S. GAAP arising from derivatives, deferred income taxes, gains on sale of subsidiaries, amortization of goodwill and insurance disability expense, also affected BBVA Provida’s net equity at of the end of each fiscal year. Other difference that affected equity was a decrease in equity under U.S. GAAP in order to recognize a liability for the minimum dividend that BBVA Provida must distribute every year. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 41 to the audited consolidated financial statements.

     Net equity under Chilean GAAP as of December 31, 2003 and 2004 was Ch$177,132 million and Ch$173,107 million, respectively, as compared to net equity under U.S. GAAP as of December 31, 2003 and 2004 of Ch$175,732 million and Ch$180,324 million, respectively (or 0.8% lower and 4.2% higher, under U.S. GAAP than under Chilean GAAP, respectively).

Item 6. Directors, Senior Management and Employees

     BBVA Provida’s Directors and Executive Officers as of December 31, 2004 are as follows:

Directors (1) (3)	Position	Current Position Held Since	Term of Expiration

Antonio Martínez-Jorquera Lloveras (2)	Chairman of the Board of Directors	2002	2006
Miguel Angel Poduje Sapiaín	Vice-Chairman	1999	2006
Julio Gilsanz Arrola	Director	2002	2006
Jesús María de las Fuentes Arambarri (2)	Director	1999	2006
Fernando Léniz Cerda	Director	1997	2006
José María Ayala Vargas	Director	2003	2006
Alberto Pulido Cruz	Director	1999	2006

(1) None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(2) In the Board of Directors’ meeting held on January 18, 2005 it was reported that the Chairman of the Board Mr. Antonio Martínez-Jorquera Lloveras had presented his resignation for personal reasons. The Board of Directors unanimously accepted the resignation and designated Mr. Gregorio Villalabeitia Galarraga as Chairman of the Board of Directors of BBVA Provida from that date on. In the same meeting it was also informed that the Director Mr. Jesús María de las Fuentes Arambarri had presented his resignation for personal reasons. The Board of Directors unanimously accepted the resignation and designated Mr. Juan Prado Rey-Baltar as Director of BBVA Provida from that date on.
(3) As a result of the resignations indicated in number (2) the Board of Directors was reelected at the shareholders’ meeting held on April 29, 2005. A Board of Directors comprised of Mr. Gregorio Villalabeitia, Juan Prado, Julio Gilsanz, José María Ayala, Miguel Angel Poduje, Fernando Léniz and Alberto Pulido was elected for a two year period. In the Board of Directors’ meeting held on May 17, 2005, Mr. Gregorio Villalabeitia was elected as the Chairman of the Board and Mr. Miguel Angel Poduje was elected as the Vice-Chairman of the Board.

Executive Officers (1)	Position	Current Position Held Since	Term of Expiration

Gustavo Alcalde Lemarie	Chief Executive Officer	1996	N/A
Juan Carlos Reyes Madriaza	Chief Operation Officer	1998	N/A
Joaquín Cortez Huerta	Chief Investment Officer	1996	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Gonzalo Pizarro Sironvalle	Human Resources Manager	2003	N/A
María Paz Yáñez Macías	Planning & Control Division Manager	2002	N/A
Gabriel Galaz González	Accounting & Consolidation Division Manager	2002	N/A
Arnaldo Eyzaguirre Miranda	Auditor	2003	N/A
Andrés Veszpremy Schilling	General Counsel	2002	N/A

(1) None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
N/A: Not applicable.

Directors

     Until December 31, 2004, Antonio Martinez Jorquera was the Chairman of the Board (see note 2 of the previous table) and he held the position of Director of BBVA Provida since 2002. He received a degree in law and economics from the University of Deusto in San Sebastián, Spain.

     Miguel Angel Poduje is the Vice-Chairman of the Board and has been a Director of BBVA Provida since 1999. He received his law degree from the Catholic University of Chile. Mr. Poduje is also a Director of Provida International S.A. and of Consorcio Periodístico de Chile S.A. (“COPESA”), Chairman of the Board of Compañía de Seguros de Crédito Continental S.A., Director of Corp Group International, Vice-Chairman of the Board of Clinica Indisa and Vice-Chairman of the AFP Association of Chile. Additionally, he is a professor in both the Civil Construction and Engineering Department of the Catholic University of Chile and the Law Department of Andres Bello University. He held the position of Minister of State in the Ministry of Housing and in the Government General Secretariat.

     Julio Gilsanz has been a Director of BBVA Provida since 2002. He received a law and economics degree from the University of Deusto in San Sebastián, Spain.

     Jesús María de las Fuentes held the position of Director of BBVA Provida since 1999 (see note 2 of the previous table). He received an industrial engineering degree from the High Engineer Academy of Bilbao in Spain. He has served BBV in Mexico and as Director of Instituciones Bancarias Internacionales del Area América Centro-Sur (“International Banking Institutions, Central and South America Area”).

     Fernando Léniz has been a Director of BBVA Provida since 1997. He obtained a civil engineering degree from the University of Chile. He is the Chairman of the Board of Aserraderos Paillaco S.A., Director of Sintex S.A. and of Concesiones Viales CINTRA S.A. He was a Ministry of State in the Ministry of Economy.

     José María Ayala has been a Director of BBVA Provida since 2003. He obtained his law degree from the University of Barcelona, Spain.

     Alberto Pulido has been a Director of BBVA Provida since 1999. He received a law degree from the Catholic University of Chile. He is a partner at Philippi, Yrarrázaval, Pulido & Brunner law firm where he heads the Financial Department.

Executive Officers

     Gustavo Alcalde has been Chief Executive Officer since 1996. He received his commercial engineering degree from the University of Chile.

     Juan Carlos Reyes has been Chief Operation Officer since 1998. From 1994 to 1998 he served as Production Division Manager in BBVA Provida. He received a mathematics civil engineering degree from the University of Chile.

     Joaquín Cortez has been Chief Investment Officer since 1996. He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago.

     Carlo Ljubetic has been Chief Commercial Officer since 2000. He received an industrial engineering degree from University of Santiago of Chile.

     Gonzalo Pizarro has been Human Resources Manager since 2003. He received an industrial engineering degree from the Catholic University of Chile.

     Arnaldo Eyzaguirre has been the auditor in charge of the Controller Division since 2003. He received commercial engineering degree from the Metropolitan Technological University of Chile and his Public Accountant-Auditor degree from the Central University of Chile.

     María Paz Yáñez has been Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

     Gabriel Galaz has been Accounting & Consolidation Division Manager since 2002. He is a university graduate in mathematics and physics from the University of Santiago of Chile.

     Andrés Veszpremy has been General Counsel since 2002. He received the degree of Laws from University of Chile, the degree of lawyer from the Supreme Court of Chile and a Master of Laws in International Legal Studies from the American University in the United States of America.

     In the Board of Directors’ meeting held on January 18, 2005, the Chief Executive Officer informed that in order to strengthen and face the pension system opportunities it has been determined to create a new position of Vice-Chief Executive Officer who will directly report to the Chief Executive Officer. Therefore, Mr. Jorge Matuk Chijner was proposed to hold this position from that date onwards. Mr. Matuk received a business administration degree from the Catholic University of Peru and entered the BBVA Group in July 2000 holding the position of Chief Commercial Officer in AFP Horizonte in Peru. Later on, he was posted as Chief Executive Officer of AFP Prevision in Bolivia and Chief Executive Officer of BBVA Crecer AFP in the Dominican Republic.

Compensation of Directors and Officers

     In 2004, the total remunerations paid to each director of BBVA Provida was as follows:

Directors	Per Diem	Fees (*)	Total
	(in thousands of constant $Ch as of December 31, 2004)

Miguel Angel Poduje Sapiaín	31,859	0	31,859
Fernando Léniz Cerda	15,930	4,564	20,494
Alberto Pulido Cruz	15,930	4,563	20,493

Total	63,719	9,127	72,846

(*) Fees received by participation in the Directors Committee.

     The aggregate amount of compensation paid by BBVA Provida to all Directors in fiscal year 2004 was Ch$73 million, including the fees of Ch$9 million received by the director members of the Directors Committee. The aggregate compensation of BBVA Provida’s executive staff during fiscal year 2004, including 24 managers (area and division) and 32 department chiefs, was Ch$2,525 million in addition to bonus for results for Ch$991 million, totaling Ch$3,516 million.

     Severance payments made during 2004 to all executives who left the Company for specific reasons totaled Ch$65 million.

     The plan of variable incentives known as “Direction Oriented to Results” (DOR) which was firstly implemented for managers during the year 2000 and extended to department chiefs in 2001 has been in force. This evaluation system is focused on the employees’ reaching previously defined objectives during the period. DOR is composed mainly of three aspects: achievements of goals established in numerical terms (figures); achievements of goals not established in numerical terms, but related to tasks and responsibilities; and discretionary evaluation aimed at reinforcing aspects in terms of efforts and external environmental factors which can affect worker’s performance.

Board Practices

     BBVA Provida is administered by a Board of Directors that meets once a month and which in conformity with the current Company’s by-laws, comprises seven members who are elected in the annual ordinary shareholders’ meeting for a two year term. Cumulative voting is permitted for the election of Directors.

     There are no Service Contracts of Directors with the Company or with any of its subsidiaries to provide benefits upon termination of employment.

     As a “foreign private issuer” (as defined under the United States Securities Exchange Act of 1934, as amended) that is listed on the New York Stock Exchange (“NYSE”), BBVA Provida is required by the NYSE to provide a brief general summary of the significant ways in which our corporate governance standards, which are dictated by Chilean corporate law, differ from those followed by U.S. companies under NYSE listing standards.

     Please note that because more than 50% of our voting power is held by another company, BBVA Pensiones Chile S.A., we would be permitted to elect certain exemptions under NYSE corporate governance standards. Specifically, as a U.S. company we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because as a U.S. company we would not be required to follow these standards, we do not discuss the differences, if any, between these provisions and our own corporate governance procedures in the table below.

     The table below summarizes certain differences between our corporate governance standards and those required by the NYSE for listed U.S. companies.

NYSE Listed Company Requirement	BBVA Provida Corporate Governance Standard
A majority of the audit committee must be composed of independent directors and by July 31, 2005, all members of the audit committee must be independent.

Our directors committee, which has assumed the functions of our former audit committee, consists of three directors. Under Chilean law, these individuals are not required to be independent.

Non-U.S. companies are required to comply with Rule 303A.06 of the NYSE Listed Company Manual Rules beginning July 31, 2005, but are not at any time required to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

Non-management directors must meet at regularly without management.	Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, our board consists entirely of “non- management” directors, making separate meetings unnecessary.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	Because our compensation policies do not provide for equity compensation, such shareholder votes currently are not necessary. However, shareholders would not be entitled to vote if we chose to implement an equity compensation plan in the future.
Listed companies must adopt and disclose corporate governance guidelines.	We follow the corporate governance guidelines established under Chilean laws.
Listed companies must adopt and disclose a code of business conduct and ethics for directors disclose any waivers of directors or executive officers.	We have a code of conduct which governs our business conduct and ethics for directors and employees. We have disclosed how copies can be obtained from us below. See “Item 16B. Code of Ethics.”

Directors Committee

     According to the Law N° 19,705 passed in December 2001 which regulates public share offers and establishes regulations on interest conflicts; and Circular 1,526 of February 2001 issued by the SVS, the concept “Directors Committee” was created. At the Board of Directors’ meeting held on May 29, 2001, BBVA Provida elected the members for its first committee, starting meetings in the same date. This committee assumed functions entered into by the former Audit Committee.

     During 2004, the Directors Committee was made up of Mr. Fernando Léniz Cerda, Mr. Alberto Pulido Cruz and Mr. Jesús María de las Fuentes Arambarri, summoned twelve times in which also participated the Chief Executive Officer Mr. Gustavo Alcalde Lemarie, the Auditor Mr. Arnaldo Eyzaguirre Miranda and the General Counsel Mr. Andrés Veszpremy Schilling as Secretary. In some of the meetings the partners of the auditing external firm Deloitte were invited.

     Among the issues analyzed by the Committee are the proposal of external auditors; examination of reports prepared by the external auditing firm; approval of additional services granted by the external auditing firm; analysis of reports made by the Controller Division of BBVA Provida; analysis of resolutions and notes issued by regulatory organizations and the approval of transactions with related parties in which are highlighted: the recommendation of public offer designation of the life and disability insurance contract and lease contracts to and from BBVA Chile S.A. of different real estate located within the country. These transactions were also disclosed as material events.

     During fiscal year 2004, the Board of Directors did not incur any expenses, except for remunerations to his members.

     In January 2005, Mr. Jesús María de las Fuentes submitted his resignation as Director and as a member of the Directors Committee, being replaced by Mr. Juan Prado. In the Board of Director’s meeting held on May 17, 2005 and given the Director’s renewal occurred in the ordinary shareholder’s meeting held on April 29, 2005 the Directors Committee was renewed. The current members are Mr. Fernando Leniz –described as a financial expert by the Board of Directors–, Mr. Alberto Pulido and Mr. Juan Prado.

Employees

     The following chart sets forth BBVA Provida’s organizational structure and related numbers of employees for major operating areas as of March 31, 2005:

Total number of employees as of March 31, 2005: 1,589

     The daily operations of BBVA Provida are supervised by the Chief Executive Officer. The General Counsel, the Auditor, the Human Resources Manager, the Planning & Control Manager, the Accounting & Consolidation Manager and the three Area Managers of BBVA Provida report directly to the Chief Executive Officer. The Area Managers or Officers are: (i) the Chief Commercial Officer, (ii) the Chief Investment Officer, and (iii) the Chief Operation Officer. Although each of these persons manages a distinct area or division of BBVA Provida, they coordinate many of their day-to-day activities. BBVA Provida’s executive officers are appointed by the Board of Directors and hold position at its discretion. BBVA Provida believes it has one of the most experienced senior management teams in the AFP industry.

     As of December 31, 2004, BBVA Provida had 1,597 employees, of which 555 employees were members of the sales force, representing 35% of its total staff. As of December 31, 2003, BBVA Provida had 1,663 employees, of which 625 employees were members of the sales force, representing 38% of its total staff. As of December 31, 2002, BBVA Provida had 1,771 employees, of which 652 were members of the sales force, representing 37% of its total staff.

      Labor Relationships.

     BBVA Provida has good relations with its employees and its labor unions, and has never experienced a strike or walk out.

     BBVA Provida’s workers are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986 and is the oldest one. At March 31, 2005 its membership constituted 39.6% of the Company’s labor force, of which 512 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2) was established in 1997 and represents only administrative employees. At March 31, 2005 its members represent 34.4% of the Company’s employees.

     In October 2004, a new collective bargaining agreement was presented considering the employees’ expectations in the framework of the Company’s possibilities. The result was a new agreement between the two parties with the Labor Union N° 2 and the Labor Union N° 1. These agreements will be in effect until December 31, 2006 and January 31, 2007, respectively.

Item 7. Major Shareholders and Transactions with Related Parties

     The Administradora de Fondos de Pensiones Provida S.A. is a publicly traded Corporation with an equity divided into 331,316,623 common stocks of only series, nominative cases and without nominal value; instrument that grants such right of vote to each one of the shareholders. Since July 1, 1999, BBVA Provida is controlled by its principal shareholder BBVA Pensiones Chile S.A., with a participation of 51.62% in the capital stock, which is indirectly wholly owned by Banco Bilbao Vizcaya Argentaria. S.A. The balance of the subscribed and paid shares is distributed among small local and foreign investors including Directors and Executive Officers of BBVA Provida with an individual participation lower than 1%.

      At December 31, 2004, shares were distributed as it follows:

Name of Shareholder	Number of Shares of Common Stock Owned	Percentage Ownership

BBVA Pensiones Chile S.A. (1)	171,023,573	51.619%
The Bank of New York (2)	77,733,135	23.462%
Directors y Executive Officers	127,523	0.038%

(1) Corporation constituted in Chile whose major shareholder is Banco Bilbao Vizcaya Argentaria – Spain.
(2) Depositary Bank of A.D.S acting Banco de Chile as a custodian.

      The shares registered on behalf of Directors and Executives are the following:

		Number of Shares of
Name of Shareholder	Position	Common Stock Owned

Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589
Miguel Angel Poduje Sapiaín	Director	5,250
Roberto Vaccaro Yob	Manager	5,000
Mario Picero Castro	Manager	1,905

Related Party Transactions

     Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or in similar terms to those usually prevailing in the market. Directors and executive officers breaching Article 89 are liable for losses resulting from such breach. Furthermore, the Chilean Corporate Law –Article 44–provides that any transaction, in which a Director has a personal interest or is acting on behalf of a third party, may be approved only when the Board of Directors has been informed of this fact, and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the Company’s shareholders in the next Shareholders’ meeting. Breaching Article 44 may result in administrative or criminal penalties and public liability to the Company, shareholders or third parties that may have losses as a result of such breach. In certain circumstances, BBVA Provida has entered into transactions with related parties or with entities that have relationships with certain of its Directors. All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Corporate Law.

     During the last three years, BBVA Provida has entered into transactions with companies under common ownership, including BBVA Pensiones Chile S.A., BBVA S.A. Oficina de Representación Chile, Banco Bilbao Vizcaya Argentaria Chile S.A. (BBVA Chile), BBVA Corredores de Bolsa S.A., BBVA Compañía de Seguros de Vida S.A., Sociedad Administradora de Fondos de Cesantía de Chile S.A. and Servicios de Administración Previsional S.A.

     BBVA Pensiones Chile S.A. The transactions with this entity are related to the borrowing with BBVA Pensiones Chile S.A. (previously Corp Group Pensiones) originated by the purchase of AFP Protección and to lease contracts of real estate to BBVA Pensiones Chile S.A.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Financial expenses	(514)	(204)	(51)	0
Leases	37	73	93	0

      BBVA Pensiones Chile S.A. is the main shareholder of BBVA Provida.

     BBVA S.A. Oficina de Representación Chile. The transactions with this entity are related to lease contracts of real estate to BBVA S.A. Oficina de Representación Chile.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Leases	23	9	0	0

      There is a relationship through common shareholder BBVA Group.

     BBVA Chile S.A. The transactions with this entity are lease contracts, services of collection and pension payments, overdraft lines and loans.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Leases (branch offices, BBVA tower)	0	529	1,213	373
Leases (branch offices, Huérfanos and	0	(166)	(497)	(178)
Bandera Towers)
Pension payment service	0	(37)	(292)	(129)
Collection service	0	(106)	(766)	(307)
Line of credit	0	(138)	(374)	(26)
Loan	0	0	(13)	(220)

      BBVA Group is the main shareholder of both BBVA Provida and BBVA Chile S.A.

     BBVA Corredores de Bolsa S.A. The transactions with this entity are financial services rendered to BBVA Provida.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Financial services	(57)	(50)	(103)	(19)

      BBVA Corredores de Bolsa S.A. is a subsidiary of BBVA Chile S.A.

     BBVA Compañía Seguros de Vida S.A. In 2003, BBVA Compañía de Seguros de Vida S.A. was awarded the bidding of BBVA Provida’s life and disability insurance for a coverage period of 17 months from August 2003 until December 2004. In a new bidding process BBVA Compañía de Seguros de Vida S.A. was again awarded the BBVA Provida’s life and disability insurance contract for undefined time from January 1, 2005. In the following chart the premiums of the life and disability insurance contract are detailed.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Fixed premium	0	(181)	(447)	(111)
Temporary premium	0	(11,816)	(30,060)	(7,785)
Provisions for higher casualty rate	0	(2,775)	(13,299)	(3,348)
Total Cost	0	(14,772)	(43,806)	(11,244)

     The BBVA Group is the comptroller of both BBVA Provida and BBVA Compañía de Seguros de Vida S.A.

     Servicios de Administración Previsional S.A. In March 2002, BBVA Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. As per this agreement BBVA Provida loaned to PreviRed.com UF12,852 (approximately US$400,000), with a monthly interest to be established on the basis of the average of the last 5 days of the corresponding month of the TIP (Average Interest Rate), as informed by the Central Bank for non-index loans with maturity between 30 and 89 days. Such contract expired on December 31, 2003 and was renewed until March 31, 2005. Additionally, PreviRed.com rendered electronic collection services to BBVA Provida.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Loan in current account	0	12	11	3
Electronic collection service	(4)	(18)	(22)	(1)

     Sociedad Administradora de Fondos de Cesantía Chile S.A. In April 2002, BBVA Provida granted a joint and indivisible guarantee for UF226,800 (approximately US$6.7 million) on the account of Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), a company in which BBVA Provida has a 37.8% equity interest intended to this entity obtain secure bank bonds to guarantee obligations while the Mandatory Unemployment Insurance were implemented. In October of the same year and having returned bank bonds previously mentioned, the reason why the said guarantee was annulled, BBVA Provida granted a joint and indivisible guarantee for UF151,200 (approximately US$4.7 million) in favor of the AFC to obtain bank bonds guarantees to ensure loyal fulfillment of the contract. Additionally, BBVA Provida was awarded a contract of technical services to be rendered to AFC for an amount of US$3.9 million during a 10 year period.

	For the twelve months ended on December 31,			For the first quarter ended on March 31,

	(In constant MCh$ as of December 31, 2004)			(In constant MCh$ as of March 31, 2005)
	2002	2003	2004	2005

Technological support services	223	473	134	0
Technological advisory and services	0	282	331	75

     During 2004, the Board of Directors approved the following operations with related parties, all of which are adjusted to similar equity conditions to those ones usually prevailing in the market:

-	Rental of six real estate parcels to BBVA Chile for a total annual amount of UF 6,902.88 (approximately ThUS$214).
-	Modification of the rental contract subscribed to with BBVA Chile to enlarge the room rented at 920 Moneda Street, Santiago implying an increase in the annual rent of UF 1,146.6 (approximately ThUS$36).
-	Rental of real estate parcels in different cities of the country to BBVA Chile implying an annual rent of UF 22,479 (approximately ThUS$698).
-	Rental of real estate located at 1,490 Agustinas Street, floor 9, Santiago to BBVA Chile for a monthly amount equivalent to UF 93.15 (approximately ThUS$3).
-	Rental of eighteen real estate parcels from BBVA Chile for an annual amount of UF 6,961.44 (approximately ThUS$ 216).
-	Rental of real estate in different cities of the country from BBVA Chile for an annual amount of UF 12,943 (approximately ThUS$ 402).
-	Rental to and from BBVA Chile of different real estate located in Santiago, Viña del Mar and Coyhaique. The total monthly amount to be paid by BBVA Chile to AFP Provida ascends to UF 181.05 (approximately ThUS$6). Moreover, the total monthly amount to be paid to BBVA by AFP Provida ascends to UF 204.16 (approximately ThUS$6).
-	Capital increase in “Sociedad Administradora de Fondos de Cesantía de Chile S.A.” (AFC) through the issuance of 38,005 shares. Of such increase BBVA Provida would subscribe and pay 37.8%.
-	Capital increase in “Sociedad de Administración Previsional S.A.” (PreviRed.com) for an amount of Ch$454 million.
-	Amendment of the Contract subscribed on August 20, 2002 for services rendered to AFC to check fees charged for services rendered by the AFPs.
-	Amendment of the Contract subscribed on April 7, 2003 for services rendered to PreviRed.com, adding services of historical record administration of active affiliates, pensioners and dead people for a monthly amount of UF 80.04 plus VAT. Besides, services of automated file transfer for a monthly amount of UF 44.62 plus VAT.
-	Extension of a test agreement with BBVA Chile S.A. until September 30, 2004 of services related to pension payments and collection of mandatory, voluntary and delay contributions.
-	Mutual cooperation agreement with BBVA Chile S.A to provide financial services to BBVA Provida’s affiliates requiring so, in order that they can generate higher resources for voluntary pension savings. Likewise, BBVA Provida will grant pension advisory to BBVA Chile’s clients requiring so, to find an appropriate solution to their pension needs.
-	Agreement with BBVA Pensiones Chile S.A. during the Technological Unified Platform start up process, allowing BBVA Provida to use its operations free of charge for one year while the parties determine the real costs.
-	Test agreement with BBVA Bancomer and the Financial Group BBVA Bancomer (Mexico), providing BBVA Provida the data processing of both the Company and the pension funds. Such agreement will last until December 31, 2004 free of charge for the Company, considering that there are no costs for rendering these services so the Contract will allow determining them.
-	Cooperation Agreement with “BBVA Corredora Técnica de Seguros” (CTS) to grant advisory services free of charge to BBVA Provida’s affiliates requiring so, specially in connection with insurance companies that offer pension life annuities, as well as characteristics and operating conditions of the insurance market. As a counterpart, BBVA Provida will grant pension advisory free of charge to the CTS’s customers requiring so, in order that they find appropriate solutions to their pension needs.
-	Barter Publicity Agreement with BBVA Chile S.A. through publicity in Diario Financiero newspaper and Duna radio station for an amount of Ch$17 million plus VAT was exchanged by publicity in channel 13 of the Universidad Católica de Chile television for the same amount.
-	Award to BBVA Seguros de Vida S.A. of the bidding of the life and disability insurance for undefined time since January 1, 2005 for a monthly amount of UF 2,150 (approximately ThUS$67). The maximum rate was established at 1.27% of the maximum taxable salary for contribution of each contributor and its temporary premium rate was maintained at 0.70% of the maximum taxable salary for contribution of each contributor.

     During the first months of 2005, the Board of Directors approved the following operations with related parties; all of them are adjusted to similar equity conditions to those ones usually prevailing in the market:

-	Sub lease of real estate located at 350 Morande Street to BBVA Chile for a monthly amount equivalent to UF 350.
-	Rental of first floor of the building located at 1,234 Huérfanos Street to BBVA Chile for a monthly amount equivalent to UF 46.8.
-	Rental of a space located in Apoquindo Street at the corner of El Golf Street from BBVA Chile for a monthly amount equivalent to UF 79.992.
-	Amendment of the Contract subscribed on August 20, 2002 for services rendered to AFC to check fees charged for services rendered by the AFPs.
-	Amendment of the Contract subscribed on May 25, 2001 with PreviRed.com in relation to fees charged by PreviRed.com to the AFP for services rendered.
-	Extension of test agreement with BBVA Chile until June 30, 2005 of services related to pension payments and collection of mandatory, voluntary and delay contributions.

Item 8. Financial Information

Audited Consolidated Financial Statements

     See “Item 18. Financial Statements” for notes of audited and consolidated financial statements and other financial information filed with this annual report. BBVA Provida’s Fiscal Year ends on December 31.

Legal Proceedings

     BBVA Provida is subject to certain claims and is party to certain legal proceedings inherent to the normal course of its business. BBVA Provida does not believe that any liabilities related to such claims and proceedings, in the aggregate, are likely to have a material adverse effect on its consolidated financial statements or in its operation’s results.

     On April 28, 1993 the Company’s Labor Union filed a suit before the courts against the Company alleging differences during 1990 and 1991 between legal gratuities and the Company’s profit bonuses. The Supreme Court established to determine whether there was any difference between the profit bonuses paid by the Company and the 30% of net income minus 10% of paid-in capital. The suit is in determination process for some possible differences. At the moment there is a first expert appraisal that establishes differences in favor of only 137 people. Such expert appraisal has been objected by both parties. In the opinion of the Company’s labor legal advisors, the amount of the suit should not exceed Ch$500 million. In accordance with the above, a provision for such amount has been made to cover this contingency.

     In April 1995, a new claim was filed for the same reasons regarding years 1992 and 1993. The appealing sentence included the same arguments of the aforementioned suit. In March and April of 1997, similar suits were submitted with respect to years 1994 and 1995. Thereafter, in 1998, 1999, 2000, 2003, 2004 and 2005 six new suits were presented similar to the previous ones. In connection with the 1998 and 1999 suits, they were rejected and the rest of the remaining lawsuits are still pending. According to the Company’s legal advisors’ opinion, these lawsuits should not have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

     For the year ended December 31, 2004 there were 83 labor lawsuits presented by the Company’s former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of Ch$472 million. However, according to the Company’s legal advisors’ opinion, these lawsuits should not have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

     Additionally, there are 11 labor lawsuits related to pension matters for an equivalent amount of Ch$120 million. According to the Company’s legal advisors’ opinion, these lawsuits should not have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

     The Chilean Tax Authority (Servicio de Impuestos Internos, “SII”) notified all AFPs (BBVA Provida included) that refunds to foreign technicians under their pension funds are subject to withholding for income tax. On July 12, 2004, the Company was notified of settlements from 184 to 205 dated July 9, 2004, where the first category tax is withheld as per Article 74 of the Income Tax Law for a total of Ch$403 million, an amount that includes interests and fines and corresponded to the period between March 2001 to December 2002. This settlement is in the regulatory framework of the Chilean Tax Authority for all the administrators in the system.

     On August 10, 2004, a claim for the above settlements was presented in the Chilean Tax Authority. The Company and its legal advisors do not foresee negative impact from this situation since the devolution of pension contributions is not subject to tax and the AFP do not withhold this kind of taxes.

Dividend Policy

     At the ordinary shareholders’ meeting in April 1999, a dividend policy was adopted that established annual dividend payments equal to the legal minimum (30%) and not exceeding 80% of BBVA Provida’s annual net income, in light of AFP Union’s and Proteccion’s acquisitions.

     One year later, at the ordinary shareholders’ meeting in April 2000, a new dividend policy was adopted, calling for the payment of annual dividends equivalent to 50% of BBVA Provida’s annual net income, in light of the partial prepayment of the debt it assumed to acquire the AFP Unión and Protección with the proceeds of the capital increase made at the end of fiscal year 1999.

     At the ordinary shareholders’ meeting in April 2001, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2001 of not more than 70% of BBVA Provida’s annual net income that was ratified in the shareholders’ meeting in April 2002. In such meeting, the Board informed its intention of paying annual dividends for the twelve months ended December 31, 2002 of not more than 80% of BBVA Provida’s annual net income that was ratified in the shareholders’ meeting in April 2003. In this shareholder’s meeting, the Board of Directors informed its intention of paying annual dividends for the twelve months ended on December 31, 2003 not exceeding 80% of BBVA Provida’s net income, proposal that was ratified during the shareholders’ meeting that took place on April 30, 2004. In such meeting, the Board of Directors announced its intention of paying annual dividends for twelve months ended December 31, 2004 for a total amount equivalent to 90% of BBVA Provida’s net income that was ratified in the shareholders’

meeting on April 29, 2005. Finally, in that shareholder meeting, the Board of Directors announced its intention of paying annual dividends for twelve months ended December 31, 2005 for a total amount equivalent to 90% of BBVA Provida’s net income.

Dividends per share of each respective period (in Ch$ as of December 31, 2004)

	2000	2001	2002	2003	2004

Total dividend	50.15	72.66	85.01	79.21	74.01
Dividend ratio (1)	50%	70%	80%	80%	90%

(1) Annual dividends for the corresponding annual net income.

Item 9. The Offer and Listing

General

     The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile that are regulated by the SVS. Certain elements of Chile’s stock markets, including pension fund investors, are highly regulated with respect to investment and remuneration criteria, even though Chile’s stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information use.

History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares with 48 shareholders. As of December 31, 2004, 279 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s most important exchange and accounts for approximately 87.4% of all equity traded in Chile. Approximately 12.1% of equity trading are conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses non-member of the Santiago Stock Exchange. The remaining 0.1% of equity is traded on the Valparaiso Stock Exchange.

     Equities, investment funds shares, fixed-income securities, short-term and money market securities, gold and US dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a future market with two instruments: US dollar futures and Selective Shares Price Index (the “IPSA”) futures and, in 1994, a stock options market was opened. Equities are traded through an electronic system called Telepregón that operates continuously from 9:30 to 16:30. The Electronic Stock Exchange of Chile operates continuously from 9:30 to 16:30 on each business day.

     There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of more than 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the 40 most traded stocks. Shares included in the IPSA are weighted according to the share’s value traded and represent more than 60% of the entire market capitalization. Currently BBVA Provida’s common stocks are included in the IGPA and the IPSA.

     The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index(2)	IPSA Index(2)

	(US$ billion)	(US$ million)

December 31, 2000	60.4	5,777.9	99.30	120.44
December 31, 2001	56.0	4,110.7	110.08	131.40
December 31, 2002	48.1	3,399.1	102.37	111.06
December 31, 2003	53.7	7,544.2	149.62	164.90
December 31, 2004	63.7	7,270.1	182.78	199.52

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996. Source: Santiago Stock Exchange.

Volatility

     The IPSA has increased at an annualized real rate of 8.5% (with a standard deviation of 27.6%) for the period between December 31, 1998 and December 31, 2004. During 2004, the IPSA grew by 18.2% in real terms. As the table below shows, swings in the market performance are often dramatic and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index

2000	(9.9)	(7.8)
2001	8.0	6.3
2002	(9.6)	(17.8)
2003	44.6	46.9
2004	19.3	18.2

Source: Santiago Stock Exchange.

Liquidity

     As of December 31, 2003 and 2004, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$53.7 billion and US$63.7 billion, respectively. The ten companies with largest equity on the Santiago Stock Exchange represented approximately 48% and 55% of the IPSA index market capitalization in 2003 and 2004, respectively. The average monthly trading volumes for the years ended December 31, 2003 and 2004, were US$628 million and US$1,087 million, respectively.

Foreign Ownership

     Foreign investment in Chile is governed by Decree Law N° 600 and by the Central Bank Act. See “Item 10. Additional Information—Exchange Controls.” Until May 2000, it was not possible to remit capital outside Chile less than one year from the date of investment if it was governed either by Decree Law N° 600 or by the Central Bank Act, although earnings could be remitted at any time. The Central Bank during its meeting held on May

11, 2000, decided to finish this restriction on capital outflows. Capital and earnings, however, must be remitted through the Formal Exchange Market.

     Notwithstanding the above, an investment in Chilean shares by foreigners through an ADS program is regulated by the Central Bank Act and by Chapter XXVI, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed on April 2001, it is still applicable for foreign investment contracts executed before that date. See “Item 10. Additional Information—Exchange Controls.”

     Foreign capital investment funds (“FCIF”) are ruled by Law N° 18,657 and are permitted to receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in the case capital may not be remitted earlier than five years after the investment is made, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of shares of a specific company, although this might be increased if the company issues new shares. Furthermore, no more than 10% of an FCIF’s assets may be invested in a specific company’s stock, and no more than 25% of the current outstanding shares of any listed company may be owned by FCIFs, taken together.

Market Information

     Since November 16, 1994, BBVA Provida’s American Depositary Shares (the “ADS”) have been listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one Common Stock, while after the increase in BBVA Provida’s paid-in capital it became to represent fifteen shares of Common Stock. Until February 7, 1996, the ADSs were guarded by The Chase Manhattan Bank N.A. as depositary. Since that date, BBVA Provida’s ADSs have been guarded by the Bank of New York as the successor depositary (the “Depositary”). In addition to approximately 23.46% of the common stock held by the Depositary, at December 31, 2004, approximately 24.92% of BBVA Provida’s outstanding capital stock was held by shareholders other than the principal shareholder.

     During the fiscal year 2004, a total of 190,878,279 BBVA Provida’s common stocks were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, equivalent to 57.6% of the shares of common stocks.

     In the Chilean stock market a total of Ch$169,824 million was traded, higher in 31% than the figure recorded last year and a total of US$62 million was traded in New York, lower in 21% than last year. In total about Ch$204,000 million were traded equivalent to 236% of the Company’s paid-in capital.

      The breakdown by each Stock Exchange for the fiscal year 2004 is as follows:

-	A total of 81,204,247 common stocks of BBVA Provida were traded in the Santiago Stock Exchange for a total of Ch$88,056 million. The average price reached Ch$1,084 per share.

-	A total of 72,355,723 common stocks of BBVA Provida were traded in the Electronic Stock Exchange for a total of Ch$79,460 million.

-	A total of 2,035,309 common stocks of BBVA Provida were traded in Valparaiso Stock Exchange for a total of Ch$2,308 million.

-	A total of 2,352,200 ADR (1 ADR represents 15 common stocks) were traded in the New York Stock Exchange for a total of US$62 million.

     BBVA Provida estimates that during 2004, its common stocks were traded on approximately 92% of the trading days on the Santiago Stock Exchange.

     The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos of common stock listed on the Santiago Stock Exchange and the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange. See “Presentation of Information” for the exchange rates applicable during the periods set forth below.

	Santiago Stock Exchange		NYSE
	Ch$ per share (1)		US$ per ADS(2)

Period	High	Low	High	Low

2000

1st Quarter	771.00	670.00	21.56	19.50
2nd Quarter	736.10	690.00	21.75	19.50
3rd Quarter	815.00	735.00	21.50	19.88
4th Quarter	810.00	770.00	21.25	20.02

2001

1st Quarter	965.00	780.00	24.45	20.40
2nd Quarter	1,005.00	920.00	24.45	22.64
3rd Quarter	1,220.00	1,000.00	27.16	22.70
4th Quarter	1,170.00	1,050.00	27.50	23.34

2002

1st Quarter	1,175.00	1,005.00	26.61	22.76
2nd Quarter	1,130.00	1,015.00	25.10	22.54
3rd Quarter	1,110.00	980.00	22.84	20.16
4th Quarter	1,115.00	1,035.00	23.80	22.09

2003

1st Quarter	1,130.00	1,090.00	23.09	21.62
2nd Quarter	1,190.00	1,085.00	25.00	22.30
3rd Quarter	1,150.00	1,090.00	25.07	23.67
4th Quarter	1,120.00	1,033.00	28.21	24.88

2004

1st Quarter	1,185.00	1,050.00	29.48	26.80
2nd Quarter	1,235.00	1,079.00	29.95	25.00
3rd Quarter	1,130.00	1,040.00	27.00	24.30
4th Quarter	1,189.90	965.00	28.00	24.60

2005

1st Quarter	1,040.00	966.90	27.95	24.51
January	1,040.00	1,010.00	27.95	26.01
February	1,030.00	980.00	26.80	25.60
March	1,040.00	966.90	26.70	24.51

(1) Pesos per share reflect the nominal closing price at the trade date.
(2) Each ADS represents 15 shares.
Source: Santiago Stock Exchange-Official Quotations Bulletin..

     As of March 31, 2005 the closing trading price for Provida’s common stock in the Santiago Stock Exchange was Ch$966.9 per share or US$24.73 per ADS, considering that each ADS represent fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$586.45 = US$1.00 in the same date.

     On March 31, 2005 the closing trading price for the ADS on the New York Stock Exchange was US$24.51 per ADS.

     It is not possible for BBVA Provida to determine the proportion of ADS beneficially owned by American persons.

Item 10. Additional Information

Memorandum and Articles of Association

     Organization and Register

     BBVA Provida is a Corporation organized under the Chilean laws. The Company’s deed of incorporation was executed on March 3, 1981 and was inscribed in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification of the Company’s by-laws was approved in the extraordinary shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced to seven. The current Company’s by-laws has been filed as an exhibit to this annual report.

      Purpose

     The Company’s amended and restated by-laws (“Social by-laws”) –Article 4–establishes its corporate purpose as it follows: “The Company exclusive purpose is (i) to manage the Pension Funds established by law; (ii) to provide and administer the benefits established in the Decree Law 3,500 from 1980 and its amendments and those specifically authorized by other present or future legal dispositions; (iii) to constitute and/or participate, complementing its line of business, in affiliate corporations pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) to carry out activities authorized by law constituting and/or participating in affiliated companies or united corporations authorized by law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) constitute and/or participate in corporations constituted as securities custody companies referred to in Law 18,876”.

      Board of Directors

     BBVA Provida’s management is vested in its Board of Directors. According to the Company’s by-laws, the Board of Directors comprises seven members, who may be reelected. They hold their positions for two years and after this time new elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings is full attendance of its members and all resolutions require unanimous approval.

(a)	There are no provisions in the Company’s by-laws relating to the power of directors or officers to vote on a proposal in which there is or might be a conflict of interest. However, under the Chilean law, the Board of Directors must decide previously whether a transaction fulfills equity conditions similar to those currently effective in the market and if it is deemed impossible to determine those conditions, the Board may approve or reject the transaction or appoint two experts requesting that they issue a report on that transaction. In the last case, Directors with interest shall be excluded from all the Board’s decisions related to such transaction.

(b)	The aggregate compensation of the Board of directors is fixed at the ordinary shareholders’ meeting.

(c)	There are no provisions in the Company’s by-laws relating to borrowing powers of the directors.

(d)	There are no provisions in the Company’s by-laws setting forth age limits or retirement requirements for directors and officers.

(e)	As per the Company’s by-laws, Directors do not need to be Company’s shareholders to be appointed.

      Shares

     The Company’s share capital is divided into 331,316,623 ordinary shares of the same series. Each ordinary share entitles the holder thereof to one vote and to share in any distributions in proportion to the number of shares that they own. The Ordinary shares’ holders have the right to subscribe for new shares that may be issued by the Company from time to time in proportion to the shares they hold at the time of the increase.

(a)	There are no provisions in the by-laws setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. However, in accordance with the rule currently in force, if five years pass since a dividend was available for a shareholder and it has not been charged it, the dividend will go to the Chilean Fire Department.

(b)	There are no provisions in the by-laws concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting.

(c)	All shares have the right to participate in the Company’s net income. According to its by-laws, the Company is required to distribute annually a cash dividend to all shareholders in proportion to the shares of at least thirty-percent of each fiscal year’s net income.

(d)	In case of liquidation that would be carried out by the SAFP, managed pension funds would also be liquidated. Pursuant to the law, all shares have the same right to be distributed with any surplus in case of the Company’s liquidation after having settled all pending debts.

(e)	There are no redemption provisions in the by-laws.

(f)	There are no sinking fund provisions in the by-laws.

(g)	All Company’s shares are issued and fully paid. Consequently, shareholders are not subject to further capital requirements.

(h)	There are no provisions in the Company’s by-laws discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     In order to modify the shareholders’ rights, the by-laws must be amended to reflect such modification. By-laws can be amended only through a resolution passed at the extraordinary shareholders’ meeting.

     According to the by-laws, shareholders’ meetings can be ordinary or extraordinary. The ordinary shareholders’ meeting must take place within four months to the close of each fiscal year. Any other general shareholders’ meeting is an extraordinary meeting. Generally, the Board of Directors calls the shareholders’ meeting; however, it can be appointed by the SAFP, other institutions authorized by law or by shareholders representing at least 10% of the issued and fully paid shares. Notification of the meeting must be published in a newspaper of general circulation, in the domicile of the Company three times during three different days.

      The by-laws do not describe any limitation on the rights to own Company’ shares.

     There are no provisions in the by-laws governing the ownership threshold above which shareholder ownership must be disclosed. Nevertheless, in accordance with the law if a controller shareholder had 66.66% of the capital stock of the society, he would be forced to make a public offering (“OPA”) for the rest of shareholders, within a period and form established by law.

     There are no provisions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

The Company’s by-laws are incorporated by reference herein. See Exhibit Number 1.1.

Material Contracts

     BBVA Provida has not entered into any material contracts other than in the ordinary course of business.

Exchange Controls

     The Central Bank is responsible for, among other issues, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law N° 600 or can be registered with the Central Bank under the Central Bank Act. The latter is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

     It was entered into a Foreign Investment Contract (the “Contract”) among the Central Bank, BBVA Provida and the Depositary pursuant the Central Bank Act –Article 47– and Chapter XXVI –Compendium of Foreign Exchange Regulations– of the Central Bank (“Chapter XXVI”), which addressed the issuance of ADSs by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign

Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established in the former Compendium. Chapter XXVI has been repealed. Notwithstanding the aforementioned, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore, for the purpose of the Contract, Chapter XXVI is still applicable.

     Absent the Foreign Investment Contract, under applicable Chilean exchange controls regulation, investors might not be granted access to the Formal Exchange Market for the purpose of converting from pesos to dollars and repatriating from Chile the amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising there from). The following is a summary of certain provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI, before the amendments established by the Central Bank on April 16, 2001, and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile who withdraws shares upon delivery of ADSs (such shares being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to dollars (and remit such dollars outside of Chile) in respect of shares represented by ADSs or Withdrawn Shares. This includes amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of rights to subscribe for additional shares, (d) proceeds from the liquidation, merger or consolidation of a company and (e) other distributions, including without limitation those resulting from any re-capitalization, as a result of holding shares represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were re-deposited with the Depositary. Under certain circumstances, investors receiving Withdrawn Shares in exchange for ADSs had the right to re-deposit such shares.

     Chapter XXVI provided access to the Formal Exchange Market in relation to dividend payments qualified upon a company’s certification to the Central Bank that such dividend payment has been made and any applicable tax has been withheld. The Chapter XXVI also provided access to the Formal Exchange Market in relation to the sale of withdrawn shares or its distributions thereon. This is conditional upon receipt by the Central Bank of certification from the Depositary that such shares were withdrawn in exchange for ADSs and receipt of a waiver benefit of the Foreign Investment Contract until such withdrawn shares were re-deposited.

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

     Under current Chilean law, the Foreign Investment Contract cannot be unilaterally modified by the Central Bank. However, no assurance can be given that additional Chilean restrictions applicable to ADS’ holders on underlying shares’ disposal or the repatriation of the proceeds from such disposition could not be imposed in the future, nor there can be any assessment of the duration or impact of such restrictions if they were imposed.

Taxation

      Chilean Tax Consideration

     In accordance with D.L. 824, 1974 on Tax Income, updated in April 2002, Foreign Investors domiciled and abroad resident are affected by an additional tax with a rate 35% calculated on the net dividend, which is withheld and paid by the disbursement officer on behalf of the investor. This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society respect to gains obtained during the previous fiscal year (first category Tax), constitute a credit in favor of the investor. If the withheld tax for each dividend were higher than the tax in the definitive liquidation, disbursement officer should ask for the corresponding repayment of the surplus to the Internal Revenue Service to generate the payment for The Bank of New

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

     Gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of Common Stock to a related person, as defined in the Chilean Tax Law. In all other cases, gains on the disposition of shares will be subject only to the First Category Tax.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

     BBVA Provida has been exposed to foreign exchange rate risks associated with underlying assets, liabilities and anticipated transactions. In these cases, BBVA Provida manages these risks using derivative financial instruments. These contracts are entered into with major high credit quality financial institutions, in accordance with procedures and within limits approved by senior management. BBVA Provida’s policy is to use derivatives only for hedging its foreign exchange rate exposures.

     As a product of its investment in Provida Internacional, BBVA Provida is exposed to minor foreign exchange rate risk associated with the subsidiaries of that company. The devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity participation income recognized by BBVA Provida and therefore their respective return. Notwithstanding, this risk could be covered by taking forward contracts, if BBVA Provida considers it necessary.

     Otherwise, at December 31, 2004, BBVA Provida did not have commitments to repay debt in currencies other than UF or Chilean pesos.

Interest Rate Risk

     BBVA Provida was exposed until the first quarter of 2005 to an interest rate risk due to the debt taken to finance the acquisitions of two AFPs in previous years. These long-term obligations had an interest rate determined by the real TAB rate (active banking rate) for 90-day indexed operations plus 0.75% . These debt obligations exposed us to variability in interest payments due to changes in the TAB rate.

     In addition, as a product of working capital needs the Company can be exposed to a minor interest rate risk originated by lines of credit financing. Regarding current leasing obligations, there’s no interest rate risk given that the interest rates are pre-defined (fixed) in the respective contracts.

Credit Risk

     BBVA Provida’s main investment is the Mandatory Investment constituted by law and is equivalent to one percent (1%) of the Pension Funds under management. BBVA Provida should maintain this one percent invested in shares of each kind of them.

     The Pensions Law expressly prescribes the assets classes and maximum assets limits in which pension funds can be invested. All securities (other than securities issued by the government, the Central Bank or certain government agencies, and certain qualified equity securities) must be specifically approved as eligible for investment by the Rating Commission. In Chile, fund investments can be made only in securities for which there is an established public trading market. The Central Bank sets the precise limits on permitted investments for AFPs within the range established by the law.

     Additionally, general investment policy of the Pension Funds is determined by BBVA Provida’s Board members and is administered by an Investment Committee comprising by the Chief Executive Officer, Vice Chief Executive Officer, Chief Investment Officer and the Planning & Control Manager. Also the Auditor, the General Counsel and executives from the Investment Area attend without the right to vote. The Investment Committee approves eligible companies in which the Pension Funds may invest and establishes investment limits in different types of securities within legally prescribed limits. Professionals of the Investment Area are in charge of implementing the investment policy.

Item 12. Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     To BBVA Provida’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of BBVA Provida or any of its subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15. Control and Procedures

     As of December 31, 2004, BBVA Provida, under the supervision and with the participation of the BBVA Provida’s management, including the Chief Executive Officer, our Planning and Control Manager and our Account and Consolidation Manager, performed an evaluation of the effectiveness of BBVA Provida's disclosure controls and procedures. BBVA Provida's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, BBVA Provida’s Chief Executive Officer, our Planning and Control Manager and our Accounting and Consolidation Manager concluded that BBVA Provida's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information of BBVA Provida as required, to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC’s rules and forms.

     There has been no change in BBVA Provida’s control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, BBVA Provida’s internal control over financial reporting.

Item 16.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Mr. Fernando Leniz qualifies as an “audit committee financial expert” within the meaning of item 16A of Form 20-F under the Exchange Act”.

Item 16B. Code of Ethics

     The registrant has adopted a code of ethics that applies to BBVA Provida’s Chief Executive Officer, Vice Chief Executive Officer, Planning and Control Manager and Accounting and Consolidation Manager and to all persons performing functions of any kind as employees of BBVA Provida. Such document is called “Código de Conducta del Grupo BBVA” (“BBVA Group Code of Conduct”), and it applies to all officers and employees of all subsidiaries of the BBVA Group all over the world. A copy of the code will be provided to any person without charge upon request made in writing to: Corporate Secretary and General Counsel, Administradora de Fondos de Pensiones BBVA Provida S.A., Avenida Pedro de Valdivia 100, Santiago, Chile.

Item 16C. Principal Accountant Fees and Services

      Our principal auditors were chosen by the shareholders in an Ordinary Shareholders’ Meeting on a proposal by the Directors Committee and the Board of Directors. The firm chosen was Deloitte & Touche, Sociedad de Auditores y Consultores Ltda.

     Fees for Auditing and Non-Auditing Services. The following table sets forth the fees billed to us by our independent auditors, Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., during the fiscal years ended December 31, 2003 and 2004.

	For the years ended on December 31, (in millions of constant Ch$)

	2003	2004

Audit services fees	77.7	85.7
Tax advisory services fees	17.3	0.0
Total Service Fees	95.0	85.7

Source: Internal Information.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      In 2004, neither BBVA Provida nor any of its affiliates purchased any of BBVA Provida’s equity securities.

PART III

Item 17. Financial Statements

     BBVA Provida’s Audited Consolidated Financial Statements have been prepared in accordance with Item 18 thereof.

Item 18. Financial Statements

     Reference is made to Item 19 (a) for a list of all Audit Financial Statements filed with this Form 20-F.

Item 19. Exhibits

(a) Index to Financial Statements

Page
Report of Independent Auditors in connection with the Consolidated
Financial Statements as of and for the years ended December 31, 2003
and 2004	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Income for the years ended
December 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Cash Flows for the years
ended December 31, 2002, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-8

(b) Exhibit Index

Exhibit Number	Description

1.1	By-laws of A.F.P. Provida S.A. (English translation)

8.1	List of Subsidiaries

12.1	Form 302 Certification of the Chief Executive Officer

12.2	Form 302 Certification of the Planning and Control Manager

12.3	Form 302 Certification of the Accounting and Consolidation Manager

13.1	Form 906 Certification

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Gustavo Alcalde L.

	Name:	Gustavo Alcalde L.
	Title:	Chief Executive Officer
Dated: July 15, 2005.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-rnail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (“the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in millions of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A.and its subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders’ equity as of December 31, 2003 and 2004, to the extent summarized in Note 41 to the consolidated financial statements as restated.

As discussed in Note 41 to the consolidated financial statements, the information relating to the nature and effect of the differences between Chile GAAP and US GAAP has been restated for the years ended December 31, 2002 and 2003.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.d. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche
Sociedad de Auditores y Consultores Limitada

Santiago, Chile
July 13, 2005

Una firma miembro de
Deloitte Touche Tohmatsu

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2003	2004	2004
			(Note 2.p)

	MCh$	MCh$	ThUS$

Assets
Current Assets
Cash	984	1,794	3,219
Time deposits (Note 4)	314	538	965
Marketable securities (Note 5)	92	1,224	2,196
Receivables from Pension Fund	166	646	1,159
Receivables from Insurance Companies (Note 8)	1,396	3,054	5,479
Receivables from the State (Note 8)	209	24	43
Receivables and notes due from related companies (Note 9)	856	1,508	2,705
Fees receivable (Note 7)	6,249	2,597	4,659
Miscellaneous Receivables, net (Note 10)	2,362	2,544	4,564
Accounts receivable	113	330	592
Inventories	40	53	95
Recoverable Taxes, net (Note 23)	1,673	934	1,676
Prepaid expenses (Note 11)	137	105	188
Deferred Income Taxes (Note 23)	797	494	886
Other Current Assets (Note 12)	156	-	-

Total Current Assets	15,544	15,845	28,426

Mandatory Investment
Mandatory Investment - Fund type A	3,653	7,071	12,686
Mandatory Investment - Fund type B	18,292	22,277	39,966
Mandatory Investment - Fund type C	54,190	57,836	103,760
Mandatory Investment - Fund type D	15,257	15,392	27,614
Mandatory Investment - Fund type E	3,167	2,762	4,955

Total Mandatory Investment (Note 6)	94,559	105,338	188,981

Property, Plant and Equipment, net
Land	4,864	4,864	8,726
Buildings and Infrastructure	17,648	17,652	31,668
Equipment, furniture and fixtures	2,788	2,265	4,064
Other Fixed Assets	9,533	9,221	16,543
(Less) Accumulated Depreciation	(8,370)	(8,144)	(14,611)

Total Property, Plant and Equipment, net (Note 13)	26,463	25,858	46,390

Other Assets
Investment in related companies (Note 14)	14,786	12,320	22,103
Goodwill, net (Note 14)	84,160	73,867	132,521
Receivable and notes due from related companies (Note 9)	383	-	-
Other Assets (Note 15)	1,308	2,045	3,670

Total Other Assets	100,637	88,232	158,294

Total Assets	237,203	235,273	422,091

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2003	2004	2004
			(Note 2.p)

	MCh$	MCh$	ThUS$

Liabilities and Shareholders' Equity
Current Liabilities
Obligations with banks and financial institutions (Note 16)	19,796	19,707	35,355
Dividends payable	275	227	407
Accounts payable	1,865	2,045	3,669
Miscellaneous creditors	187	-	-
Notes and accounts due to related companies (Note 17)	3,143	-	-
Accounts payable to National Health Fund (Note 18)	521	505	906
Pensions payable	92	447	802
Collections to be cleared (Note 8)	53	839	1,505
Accounts payable to insurance companies (Note 8)	976	1,726	3,097
Accrued expenses (Note 20)	21,182	25,683	46,076
Withholdings (Note 19)	1,892	2,899	5,201
Withholdings from pensioners (Note 18)	1,215	1,400	2,512
Income tax (Note 23)	-	-	-
Other current liabilities (Note 21)	179	627	1,125

Total Current Liabilities	51,376	56,105	100,655

Long-Term Liabilities
Obligations with banks and financial institutions (Note 16)	1,734	-	-
Notes payable	74	-	-
Notes and accounts due to related companies (Note 17)	-	-	-
Long - term provisions (Note 20)	2,775	1,890	3,391
Long-term deferred taxes (Note 23)	3,179	3,271	5,868
Other long-term liabilities (Note 22)	933	900	1,615

Total Long-Term Liabilities	8,695	6,061	10,874

Commitments and Contingencies (Note 35)	-	-	-

Shareholders' Equity
Paid-in Capital	86,549	86,549	155,273
Additional Paid-in Capital	124	124	222
Other reserves	(1,641)	(4,801)	(8,613)
Retained earnings	92,100	91,235	163,680

Total Shareholders' Equity (Note 25)	177,132	173,107	310,562

Total Liabilities and Shareholders' Equity	237,203	235,273	422,091

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)

	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2.p)

	MCh$	MCh$	MCh$	ThUS$

Operating Revenues:
Fee income (Note 7 and 36)	98,248	102,752	107,935	193,640
Gain on mandatory investments (Note 6)	5,030	10,051	10,699	19,194
Other operating revenues (Note 26)	6,174	4,782	4,350	7,804
Total Operating Revenues	109,452	117,585	122,984	220,638

Operating Expenses:
Administrative personnel payroll expenses	(16,846)	(16,357)	(16,040)	(28,776)
Sales personnel payroll expenses (Note 36)	(7,987)	(9,224)	(8,345)	(14,971)
Directors' fees (Note 28)	(121)	(85)	(73)	(131)
Selling and marketing expenses	(721)	(735)	(595)	(1,067)
Data processing expenses	(762)	(782)	(850)	(1,525)
Administrative expenses	(8,066)	(9,813)	(11,612)	(20,832)
Depreciation (Note 13)	(1,726)	(1,614)	(1,578)	(2,831)
Life and disability insurance premium expenses (Note 8
and 36)	(34,991)	(46,249)	(50,794)	(91,127)
Other operating expenses (Note 30)	(1,557)	(1,775)	(1,801)	(3,231)
Total Operating Expenses	(72,777)	(86,634)	(91,688)	(164,491)

Net Operating Income	36,675	30,951	31,296	56,147

Non-Operating Income (Expenses):
Gain on financial investments	180	56	37	66
Equity participation income of related companies (Note 14)	10,054	7,179	5,116	9,178
Amortization of goodwill (Note 14)	(5,103)	(5,118)	(5,112)	(9,171)
Other non-operating income (Note 27)	666	9,811	4,359	7,820
Interest expenses (Note 29)	(1,550)	(1,394)	(1,126)	(2,020)
Other non-operating expenses (Note 30)	(307)	(564)	(911)	(1,634)
Price-level restatement, net (Note 31)	(1,832)	(797)	(1,206)	(2,163)
Foreign exchange gain (loss)	(145)	1,017	1,538	2,759
Net Non-Operating Income	1,963	10,190	2,695	4,835

Income before income taxes	38,638	41,141	33,991	60,981

Income Taxes (Note 23)	(3,588)	(8,336)	(6,745)	(12,101)

Net Income	35,050	32,805	27,246	48,881

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)

	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2.p)

	MCh$	MCh$	MCh$	ThUS$

Cash Flow from Operating Activities:
Fee income	96,030	99,612	110,231	197,759
Gain on investments	666	1,427	451	809
Other operating revenues	6,242	6,242	6,696	12,013

Total operating revenues	102,938	107,281	117,378	210,581

Payroll expenses	(23,081)	(27,831)	(24,463)	(43,888)
Selling and marketing	(352)	(9)	(41)	(74)
Data processing expenses	(448)	(21)	(34)	(61)
Administrative expenses	(17,755)	(9,735)	(13,402)	(24,044)
Life and disability insurance expenses	(31,921)	(34,556)	(46,128)	(82,756)
Other operating expenses	(514)	(282)	(6,215)	(11,150)

Total operating expenses	(74,071)	(72,434)	(90,283)	(161,973)

Net cash provided by operating activities	28,867	34,847	27,095	48,608

Cash Flow from Financing Activities:
Dividends paid	(25,492)	(24,097)	(27,640)	(49,588)
Bank borrowings	76,923	135,465	145,436	260,919
Repayment of bank borrowings	(78,725)	(160,333)	(152,161)	(272,983)
Repayment of accounts due to related companies	(6,520)	(8,437)	(3,874)	(6,950)
Other financing	8,735	12,738	9,425	16,909
Other	-	(117)	(1,843)	(3,306)

Net cash (used in) financing activities	(25,079)	(44,781)	(30,657)	(54,999)

Cash Flow from Investing Activities:
Sale of marketable securities	196	88	401	719
Sale of mandatory investments	1,623	13,329	2,691	4,828
Sale of investments in related companies	31	16,651	9,850	17,671
Collection of accounts receivable from related companies	1,119	-	-	-
Collection of other accounts receivable from related
companies	-	11,088	613	1,100
Other proceeds from investments	171	257	783	1,405
Additions to premises and equipment	(483)	(1,159)	(192)	(344)
Purchase of marketable securities	(1,572)	-	(452)	(811)
Purchase of mandatory investments	(2,831)	(16,539)	(5,258)	(9,433)
Investments in related companies	-	(9,363)	(246)	(441)
Loans to related companies	(2,044)	(1,314)	(81)	(145)
Other	434	(2,681)	(2,468)	(4,428)

Net cash provided by (used in) investing activities	(3,356)	10,357	5,641	10,121

Total net positive cash flow for the period	432	423	2,079	3,731

Effect of inflation on cash and cash equivalents	50	(675)	87	155

Increase in cash and cash equivalents	482	252	2,166	3,886

Cash and cash equivalents at beginning of period	1,068	1,550	1,298	2,329

Cash and Cash Equivalents at end of period	1,550	1,298	3,464	6,215

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)

	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2.p)

	MCh$	MCh$	MCh$	ThUS$

RECONCILIATION OF NET CASH PROVIDED BY
OPERATING ACTIVITIES TO NET INCOME FOR THE
YEAR
Net Income for the year	35,050	32,805	27,246	48,880

deduct credits to Income which do not
represent cash flows	(5,713)	(4,028)	(415)	(745)

Depreciation and amortization for the period	6,829	6,732	6,690	12,002
Gain on mandatory investments	(5,030)	(10,051)	(10,699)	(19,194)
Accrued fee income	(2,218)	(3,141)	(2,296)	(4,119)
Life and disability insurance expenses	2,653	9,848	4,594	8,242
Loss from disposal of property, plant and equipment	(5)	(17)	(2)	(4)
Income from sale of investments	(110)	-	-	-
Equity participation income of related companies	(10,054)	(7,179)	(5,116)	(9,178)
Price-level restatement, net	1,832	797	1,206	2,164
Foreign exchange gain (loss)	145	(1,017)	(1,538)	(2,761)
Other operating funds	245	-	6,746	12,103

Decrease (increase) in Current Assets	28	(1,074)	(786)	(1,411)

Accounts receivable from pension funds, insurance companies
and State	(5)	(679)	(944)	(1,694)
Fees receivables	(209)	-	-	-
Inventories	(1)	6	(13)	(24)
Other current assets	243	(401)	171	307

Increase (decrease) in Current Liabilities	(498)	7,144	1,050	1,884

Notes payable, accounts payable and miscellaneous creditors	(489)	902	-	-
Collections to be cleared, accrued reimbursement collections
by employers and participants for payments in excess	(5)	(22)	-	-
Accounts payable to National Health Fund, Pension Funds
insurance companies and other AFPs	118	6,286	734	1,317
Income tax	0	(47)	321	576
Pensions payable	19	25	-	-
Other accounts payable related to non operating results	(141)	-	(5)	(9)

Net Cash provided by Operating Activities	28,867	34,847	27,095	48,608

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1. THE COMPANY

Administradora de Fondos de Pensiones BBVA Provida S.A. is a publicly traded company incorporated on March 3, 1981. It is subject to the supervision of the Superintendency of Securities and Insurance (SVS) and the Superintendency of Pension Funds Administrators (SAFP).

The sole object of BBVA Provida is to administer the BBVA Provida’s Pension Funds Types A, B, C, D and E and to administer the provision of related benefits, in accordance with Law Decree (“D.L.”) 3,500 and modifications. Accordingly, BBVA Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,301 and 18,876, BBVA Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

The main difference among the five types of funds is the portion invested in variable income securities. Fund Type A is the most concentrated in variable income, while Type E fund does not have any variable income component.

The Company’s controlling shareholder is BBVA Pensiones Chile S.A. which is controlled by the BBVA Group.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The consolidated financial statements have been prepared in accordance with regulations issued by the SAFP, SVS and accounting principles generally accepted in Chile, (“Chilean GAAP”). The consolidated financial statements include certain reclassifications and additional disclosures in order to conform more closely to the form and content of the financial statements required by the United States Securities and Exchange Commission.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones BBVA Provida S.A. (“BBVA Provida” or the “Company”) and the following subsidiaries:

Subsidiary	2002	2003	2004
	%	%	%

Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994
AFP Porvenir de República Dominicana	0.000000	99.999840	0.000000

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

c. Price-Level Restatement (Monetary Correction) - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean Indice de Precios al Consumidor (Consumer Price Index, or “IPC”) as follows:

  Non-monetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.

  Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

  The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding assets and liabilities exposed to the effects of inflation.

  All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2004 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2004. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute, or “INE”) and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The IPC index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index

2002	113.36	3.0%
2003	114.44	1.0%
2004	117.28	2.5%

(*) Index as of November 30 of each year, under prior month rule described above

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net results for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

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

Assets and liabilities (denominated in foreign currency) and UF (an inflation index-linked unit of account) and the investments in foreign related companies have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
Currency	2002	2003	2004
	Ch$	Ch$	Ch$

United States Dollar	718.61	593.80	557.40
UF (Unidad de Fomento)	16,744.12	16,920.00	17,317.05

e. Financial Investments – Time deposits are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The Company, as part of its trading activities maintains marketable securities, which mainly consist of commercial paper, mutual fund units, and corporate bonds which are recorded at the lower of cost or market.

Mandatory Investments: BBVA Provida must achieve a minimum return on the Pension Funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of each funds’ value, BBVA Provida is required to maintain a 1% investment in the amount of the corresponding pension fund under Chilean law. In addition to this amount, the Company may maintain up to a 0.02% investment in the Pension Funds’ assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company is required to use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall. Should the shortfall exceed such proceeds, the Company would be required to purchase additional units in the Pension Fund to maintain its 1% participation.

Inventories.: This item includes application forms and stationary items which are recorded at cost.

f. Property, plant and equipment - These have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Capital lease assets are recorded at present value, which is calculated using the sum of contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligations are included in “Other current liabilities and other long-term liabilities” in the consolidated balance sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

Capital lease assets are depreciated using the straight-line method over the estimated useful lives of the assets.

g. Investments in Related Companies - Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method. This method consists of allocating the respective proportion of the equity of the issuer to each Company’s investments and recognizing any variation in such equity on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance and Technical Bulletin No.42 of the Chilean Association of Accountants.

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value, revaluing the assets and liabilities of the investee, as stipulated in circular No.1697 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No.72 of the Chilean Association of Accountants. Subsequent to their acquisition, the respective proportion of the equity of the issuer to each Company’s investment is recognized as equity method income (loss).

h. Goodwill - Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date for acquistions prior to December 31, 2003. Amortization is recorded using the straight-line method over 20 years.

The balances of goodwill and negative goodwill, determined as explained above, were generated prior to the issue of Official Circular 1,697 by the SVS and the Technical Bulletin N°72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

i. Income tax and deferred taxes - BBVA Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items have been recorded as established in Technical Bulletin No. 60 (“BT60”) of the Chilean Institute of Accountants, as amended.

j. Employee Vacations -The cost of employee vacations as established in Boletín Técnico No. 47, is recorded on an accrual basis monthly.

k. Staff severance indemnities and profit-sharing agreement - Indemnities agreed upon in the respective collective bargaining agreements are valued at the current value of the obligation calculated at today’s salary rates. The Company has also recorded a liability for profit-sharing in accordance with the related contract with certain employees.

l. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

m. Disability and survival pension system - In 2003, the Company received a Statement from the SAFP requiring a change in its accounting for life and disability insurance premium expense to more closely match the expense with the period associated with the casualties contributing to the increase/decrease in the expense calculated as explained in Note 8.This change was retroactively applied to all periods presented.

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

o. Forward foreign exchange contracts - The Company maintains forward contracts to cover the risks of fluctuation in foreign exchange. Such contracts are considered speculative contracts or hedge contracts. These derivative instruments are stated at market value in accordance with Boletín Técnico No. 57 (Technical Bulletin) of the Chilean Institute of Accountants. Depending on whether the contracts are speculative or hedge contracts and the type of transaction the latter may cover, their treatment differs.

p. Convenience translation to US dollars - BBVA Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2004 of Ch$557.40 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

q. Cash and cash equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash, time deposits and investments defined under Technical Bulletin 50.

Cash flows from operating activities include all cash flows from operations, including fees from clients, payments to suppliers, and personnel remuneration. In addition to the above, cash flows related to taxes, interest paid, financial income and, in general, all cash flows not otherwise defined as financing or investing activities are considered to be operating in nature. This concept is broader than the operating income used in the consolidated statement of income.

r. Reclassification - Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s method of presentation.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

Investments made from January 1, 2004 onwards are assessed according to equity value method (VP) as established in the Note N° 1,697 of the Superintendency of Securities and Insurances and the technical Bulletin N° 72 of the Chilean Institute of Accountants in connection with the combination of business, permanent investments, and consolidation of financial statements. The application of such procedure does not have any impact in the result of the Company at the moment of the change.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 4. TIME DEPOSITS

Investments in time deposits have been made with Banco Crédito e Inversiones in the year 2004 and Banco Bice in the year 2003. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2003 MCh$	2004 MCh$

Time deposits	191	238
Time deposits (Genesis Subsidiary Ecuador)	95	275
Overnight deposits (US$ checking account)	28	25

Total	314	538

The time deposits have original maturity dates of less than 90 days.

NOTE 5. MARKETABLE SECURITIES

	As of December 31,
	2003 MCh$	2004 MCh$

Marketable securities:
Mutual funds fix income securities	-	1,132
Bonds issued by Chilean Government agencies	69	68
Notes issued by financial institutions	23	24

Total	92	1,224

NOTE 6. MANDATORY INVESTMENT

In order to guarantee the capacity of the Company to cover the Pension Funds minimum return which is established by formula under the law, as stipulated in Article 37 of D.L.3,500, and in conformity with Article 40 of the same legal regulation, the Administrator must maintain an asset known as Mandatory Investment equivalent to one percent (1%) of each Pension Fund.

If a fund’s annualized real return for a certain period of time were, in a specific month, lower than the minimum return, the Company must cover the difference within a 5 day-period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If an AFP fails to observe either the minimum reserve fund requirement or the minimum return requirement, it will eventually be dissolved in accordance with the Pension Law.

	As of December 31,
	2003 MCh$	2004 MCh$

Pension Funds - Type A	3,653	7,071
Pension Funds - Type B	18,292	22,277
Pension Funds - Type C	54,190	57,836
Pension Funds - Type D	15,257	15,392
Pension Funds - Type E	3,167	2,762

Total	94,559	105,338

As of December 31, 2003, the Mandatory Reserve is MCh$94,559. This amount consists of Funds Type A, B, C, D and E Pension Fund Mandatory Reserves of MCh$3,653, MCh$18,292, MCh$54,190, MCh$15,257 and MCh$3,167, respectively. These amounts are equivalent to Pension Fund Shares of 266,178.38, 1,491,445.86, 4,242,358.09, 1,346,439.47 and 219,397.07 respectively, based on the value of the Shares as of December 31, 2003.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2004, the Mandatory Reserve is MCh$105,338. This amount consists of Types A, B, C, D and E Pension Fund Mandatory Reserves of MCh$7,071, MCh$22,277, MCh$57,836, MCh$15,392 and MCh$2,762, respectively. These amounts are equivalent to Pension Fund Shares of 457,780.04, 1,653,972.81, 4,166,929.62, 1,276,195.44 and 182,171.31 respectively, based on the value of the Shares as of December 31, 2004.

The Mandatory Reserve investment in Pension Funds generated net income of MCh$5,030, MCh$10,051 and MCh$10,699 during the years ended December 31, 2002, 2003 and 2004, respectively, from recognizing the variation in the value of the Shares for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments." The return of the Pension Funds administered by BBVA Provida during the last three years are as follow:

	As of December 31,
	2002(1) %	2003%	2004%

Pension Funds - Type A		27.09	12.73
Pension Funds - Type B		16.06	9.98
Pension Funds - Type C	3.00	10.56	8.82
Pension Funds - Type D		8.47	6.60
Pension Funds - Type E	8.30	3.30	5.18

(1) In 2002 the return of Funds Types A, B and D were less than 1%.

NOTE 7. FEE INCOME

In conformity with D.L.3,500 dated 1980, the Administrator receives compensation based on commissions paid by participants.

These commissions are designed to finance the Administrator including the administration of the Pension funds, the cost of the record keeping of individual accounts, of the old age pension systems, of disability and survival pensions and benefits which are guaranteed by the State. These amounts also provide funds for the insurance premiums which cover differences in the necessary capital to finance disability and survival pensions and the sum of the accumulated capital of each participant plus the fund recognition bonuses, if applicable, and administration costs of the other services which are established by law.

In accordance with current regulations, commissions on monthly contributions are recognized at the time that the contributions are received in the participants’ personal accounts.

From April 1999 to December 2004, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. From December 2000 to 2004 the variable fee was 2.25% of the participants’ salary. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.4% of salary for the years ended December 31, 2002, 2003 and 2004. All funds have the same fees.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2003 and 2004, fee income was as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Fixed fees	6,467	6,623	6,713
Variable fees	90,968	95,277	100,319
Other Fees	813	852	903

Total	98,248	102,752	107,935

As of December 31, 2003 and 2004, the accrued fees from pension funds were MCh$6,249 and MCh$2,597 respectively, which are included in “Fees receivables”.

NOTE 8. DISABILITY AND SURVIVAL PENSION SYSTEM

a. Financing of Disability and Survival Pensions:

D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded by the balance in the member’s individual capitalization account and is guaranteed by the state, when applicable.

In addition, in accordance with the law, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary review, granted in accordance with the first ruling of D.L. 3,500 (“the First Ruling”), shall be funded by the Administrator that manages participant’s pension funds and the State Guarantee, when applicable.

The balance in the individual participants’ account therefore includes the accumulated capital in this account, including the contributions as outlined in article 53, and, when applicable, bonus recognition stipulated by the law. The Administrator must make by law an additional contribution (as described below) and may transfer the funds from the voluntary savings of the affiliates.

The additional contributions, if necessary, made by the Administrator should equal the shortfall between the amount needed to fund the Disability and Survival Pension and the accumulated capital of the participant including their bonus recognition at any given date. The Administrator shall be solely responsible for administering the payment for partial and total pensions under the law and for paying any additional contribution to those participants who qualify for a Disability or Survival Pension as required by the Law.

b. Insurance Contract:

In conformity with D.L. 3,500, BBVA Provida has purchased insurance from BBVA Seguros S.A. which covers the pensions of participants declared disabled through the first ruling and the initial and additional contributions specified in a) above. This agreement does not exempt BBVA Provida from the responsibility and obligation of administering the payment of pensions originated by the first ruling, administering contributions to the member’s individual account, or making additional

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

contributions, when applicable.

The insurance policy related to life and disability runs from August 1, 2003 to December 31, 2004. Premiums are expressed as a percentage of the contributing participants’ taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the maximum contract rate, by comparing all monthly payments to a maximum of 1.10% of taxable remuneration, while monthly premiums are paid with a temporary rate of 0.70% during the contract’s effective period. All values are expressed in UF. BBVA Provida´s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% (the cut rate) of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.85%, BBVA Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.85% .

The final settlement of this contract will occur on December 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year beginning in 2005. In addition, in December of each year an accrual estimate for the premium payment is made based on a one - month lag in the factors required to calculate the premium on the basis recorded as of November 30, being the monthly financial revenue resulting from the current interest rate of each month to the cash flow of the same month plus the balance recorded the previous month. In addition, the contract specifies monthly payments to be calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,150.

Payment of provisional premiums and one month lagged premiums are due on the 20th of each month.

In accordance with current legislation, the insurance company was chosen through public tender, and the results were published in the newspaper "La Tercera" on July 1, 2 and 3, 2003.

The previous insurance policy, which was from August 1, 2001 to July 31, 2003, with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) established that premiums are expressed as a percentage of the contributing participants’ taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated when the effective casualty rate is less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. BBVA Provida´s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the participants’ taxable remuneration; if the casualty rates are equal to or less than 0.80%, BBVA Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%, all values expressed in UF. In addition, the contract specifies monthly payments calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

contributed in the preceding month and a fixed monthly premium of UF 2,200. Likewise, one month lagged premiums are established in the collection month equivalent to 70% of the temporary settlements.

The final settlement of this contract will take place on January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year that began in 2003. Besides, in December of each year a one month-lag will be given calculated on the basis of the value recorded on November 30.

Between August 1, 1999 and July 31, 2001, another contract was in place with the same insurance company, under the same conditions as the current agreement, except the fixed premium was UF 3,920 monthly. In this agreement, the bonus for a casualty rate lower than the premium rate was 90% of the excess, if the range of casualty rate was equal to or less than 0.85% .

The final settlements of the previous agreement will take place on January 31, 2006, but is extendable for up to 2 years by common agreement. Preliminary settlements take place on March 31 of each year that began in 2001. Besides, in December of each year a one month-lag will be given calculated on the basis of the value recorded on November 30.

Between August 1, 1997 and July 31, 1999, another contract was in place with the same insurance company, under the same conditions, except the fixed premium that was UF 2,150 monthly and the maximum rate was 0.80% . The bonus for favorable casualty rates was 100% if casualty rate was in the range of 0.80% to 0.63% of taxable remuneration. If the casualty rate was equal to or less than 0.63% there was a participation in 90% of surpluses produced.

The final settlements of this contract were to have been made on January 31, 2004; the period was extended by one more year by common agreement.

Between August 1, 1995 and July 31, 1997, there was a contract with the same insurance company under the same conditions as the previous agreements, except that the fixed premium was UF 410 per month.

The final settlement of this contract was realized on March 31, 2003, by common agreement between the parties.

BBVA Provida sends to the insurance company a list of participants for whom payment has been recorded and those dependent affiliates whose delay in payment is known or is subject to confirmation due to incomplete information.

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2002, 2003 and 2004, were MCh$34,991, MCh$46,249 and MCh$50,794, respectively, and are recorded as “Life and disability insurance premium expenses”.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

“Other Operating Revenues”, includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$3,472, MCh$1,563 and MCh$1,134 in 2002, 2003 and 2004, respectively, for contract settlements from previous years, as shown below:

	2002	2003	2004
Items	MCh$	MCh$	MCh$

Annual expenses for Disability and Survival insurance premiums	28,104	29,553	30,826
Unfavorable or favorable adjustments for casualty rate	6,887	16,696	19,968

Net expenses for the year	34,991	46,249	50,794

Negative adjustments by insurance companies	-	-	-
Positive adjustments by insurance companies	(3,055)	(1,564)	(1,134)

Total expenses for the year	31,936	44,685	49,660

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 35 letter c).

Regarding casualty adjustments, BBVA Provida has applied an internally developed predictive model, concluding that costs of causalities reported by the insurance companies, on whose basis the AFP’s provisions established, are not sufficient to appropriately cover the casualty rate. Additionally, given the application of surplus balances for casualty provisions, the results achieved in a period are affected by casualty obligations incurred in prior periods. Therefore, it was concluded that there was not an adequate correlation between revenues and expenses of each period, which is a fundamental accounting principle. Consequently, through a predictive model application, BBVA Provida accrued casualty rate projected from the August 2003-December 2004 policy in its coverage period.

Therefore, from the casualty adjustments made, MCh$20,552 will be paid in the pre-settlement on January 31,2005 and MCh$1,890 correspond to long-term provisions.

d. Liabilities arising from additional contributions:

d.1) Collections to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities (increased in June 1998 and January 1999 as a result of the merger with AFP Unión and AFP Protección, respectively), which increased to MCh$53 and MCh$839 as of December 31, 2003 and 2004 respectively. These liabilities are recorded under the caption "Collections to be cleared" in the Consolidated Balance Sheets and consist of the following:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	As of December 31,
	2003	2004
	MCh$	MCh$

1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, of deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from
subtracting the balance from the contribution summary.	53	49

2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent
participants paid for which the support sheet has not been received	-	790

Total	53	839

The balance of pending contributions will be reconciled internally or by transferring them to other pension fund administrators, as since January 1, 1988, these contributions are paid directly into the Pension Fund.

Comparative analysis of pending additional contributions:

	As of December 31,
	2003	2004
	MCh$	MCh$

Pending additional contributions
Beginning balance	71	52
Leftovers for the year	17	-
Cleared leftover items:
· For BBVA Provida	(35)	(3)
· Sent to other Administrators	-	-

Total	53	49

d.2) Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with BBVA Seguros de Vida S.A., ING Seguros de Vida S.A. and Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. The balance, as explained in letter b) of this Note, is for the difference between the final adjustment of the monthly premium and advances paid, which were MCh$976 and MCh$1,726 as of December 31, 2003 and 2004, respectively. These amounts are due on the 20th of the following month.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Assets stemming from life and disability pension payments:

e. 1) Receivable from Insurance Companies

	As of December 31,
	2003	2004
	MCh$	MCh$

Life Insurance Companies (*):
Balance at end of previous year	636	1,362
Receivables from insurance companies	34,465	37,619
Insurance companies reimbursements	(33,705)	(35,927)

Total	1,396	3,054

(*) Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Securitu Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A., Interamericana Seguros de Vida S.A., Vida Corp Compañía de Seguros S.A. and Interrenta.

e. 2) Receivable from the State

	As of December 31,
	2003	2004
	MCh$	MCh$

· Balance as of previous year	32	204
· Pensions financed with state guarantee according to art. 73 of D.L. 3,500	15,388	17,951
· Payments financed by the Administrator	1,590	1,655
· Reimbursement of state guarantee	(15,215)	(19,103)
· Reimbursement of payments financed by the Administrator	(1,586)	(683)

Total	209	24

f. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate, net of financial revenues amounted to MCh$19,625 and MCh$22,442 at December 31, 2003 and 2004, respectively:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The detail of the short term provision is as follows:

				Payments made to the		Provision (MCh$)
		Costs for claims		Insurance Company
		Incurred by the insurance		(MCh$)
		Company

Insurance Company name	Period covered by	Date	Amount	to the	At	Provision	Total
	the contract		(MCh$)	reported	12.31.2004	recorded at the	provision
	(MMAA-MMAA)			date		date of the	at the
						information	current
						provided by the	year-end
						Insurance
						Company (**)

ING Seguros de Vida S.A.	08-1997 to 07-1999	31-01-2005	45,342	45,044	45,044	-	-
ING Seguros de Vida S.A.	08-1999 to 07-2001	31-01-2005	69,502	67,623	67,623	1,880	1,880
ING Seguros de Vida S.A.(*)	08-2001 to 07-2003	31-01-2005	80,863	72,485	72,485	3,256	3,256
BBVA Seguros de Vida S.A.	08-2003 to 12-2004	31-12-2004	57,599	42,183	42,183	15,416	15,416

						20,552	20,552

(*)The casualty rate of the policy subscribed with ING Seguros de Vida for the August2001/July2003 period exceeded the maximum rate of 0.95% . Consequently the excess of costs for MCh$5,122 was assumed by such company. However, BBVA Provida has made a higher level of provisions with respect to the balance informed by the insurance company due to the estimation of future premium recovery corresponding to this policy that will be paid to this insurance company.

(**) This does not include premiums accrued for a total amount of MCh$2,136 which are discounted from balance to pay to insurance companies as per instructions of the respective contracts.

Details of provision for higher casualty rate included in the provision item.

				Payments made to the		Provision (MCh$)
		Costs for claims		Insurance Company
		Incurred by the insurance		(MCh$)
		Company

Insurance Company name	Period covered by	Date	Amount	to the	At	Provision	Total
	the contract		(MCh$)	reported	12.31.2004	recorded at the	provision
	(MMAA-MMAA)			date		date of the	at the
						information	current
						provided by the	year-end
						Insurance
						Company (**)

ING Seguros de Vida S.A.	08-1997 to 07-1999	31-01-2005	195,707	185,152	185,152	-	1,232
BBVA Seguros de Vida S.A.	08-2003 to 12-2004	31-12-2004	57,598	42,183	42,183	-	658

						-	1,890

This Administrator has made an exhaustive analysis of its casualty rate on the basis of a predictive model substantially improving projections for casualty rate projected experience. Accordingly, we have concluded that casualty cost balances received from the insurance companies on whose basis provisions were recorded, do not appropriately cover liabilities for this concept. Additionally, a proper correlation between revenues and expenses of each period is not maintained.

This arises from the fact that the technical reserves of insurance contracts undervalue the casualty costs in particular the “generic reserves or average cost” as the result of what management believes to be inappropriate probability assessment. Nor does their projection correctly present value the casualty economic value at the interest rate prevailing in the market.

The Administrator requested to record against retained earnings the effect corresponding to contracts prior to 2004 for being, in our opinion, an error which did not consider, among other variables, the

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

prevailing interest rate at the close date. In figures, out of the total provision, MCh$8,195 would correspond to contracts prior to 2004 which the Administrator's interpretation of the accounting policy would be to charge against retained earnings at the beginning of the period for MCh$6,802, net of taxes of MCh$1,393.

The Superintendency of AFP through its Note N°3228 released a statement, deciding that, in accordance with accounting regulations, the adjustment should not be made against retained earnings the beginning of the period but against 2004 results which has been performed by the Company.

f.-1) Details according to life and disability insurance contracts:

Contracts

Contract	Insurance Company	Covering period	Sub-period
covered by the
contract

1	ING Seguros de Vida S.A.	August 1, 1997 to July 31, 2001	N/A
2	ING Seguros de Vida S.A	August 1, 1999 to July 31, 2001	N/A
3	ING Seguros de Vida S.A	August 1, 2001 to July 31, 2003	N/A
4	BBVA Seguros de Vida S.A.	August 1, 1993 to December 31, 2004	N/A

N/A: Not applicable

Detail of the disability

Costs for casualties incurred by the insurance companies

			2004						2003
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution

Contract
N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$

1	2	3	4	17	-	-	178	17	239	2,480	-	-

2	8,687	1,016	1,171	14,717	-	-	24,990	2,931	1,093	14,057	-	-

3	38,889	5,676	217	1,864	-	-	26,603	4,421	182	1,327	-	-

4	15,181	1,602	10	59	-	-	28	3	-	-	-	-

Detail of the life insurance costs

Costs for casualties incurred by the insurance companies

			2004						2003
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution

Contract
N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$

1	-	-	6	14	-	-	-	-	15	44	-	-

2	-	-	12	48	-	-	-	-	26	130	-	-

3	-	-	203	1,561	-	-	-	-	828	7,075	-	-

4	-	-	1,118	9,333	-	-	-	-	59	599	-	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Detail of the reimbursements of life and disability insurance

Contract N°	Financial Revenues for 2004 period	Financial Revenues for 2003 period MCh$
	MCh$

1	-	23
2	366	686
3	596	455
4	173	8

UF Value Ch$17,317.05 at 31/12/2004

Details of life and disability insurance adjustments

At December 31, 2003

			Adjustment for			Accrued Fixed	Accrued
Date of		Adjustment	pending payment	Accrued	Total accrued	premium +	Financial
calculation	Contract N°	paid	of financial	Cost	casualty rate	temporary	Revenue
		MCh$	revenues	MCh$	MCh$	premium	MCh$
			MCh$			MCh$

Jan. 31, 2003	1	391	15	42,626	45,332	41,574	5,473
Jan. 31, 2003	2	(4,105)	159	30,752	65,322	54,561	3,534
Jan. 31, 2003	3	(2,590)	59	12,973	47,771	41,247	349
Nov. 30, 2003	1	-	8	45,167	45,347	41,616	5,481
Nov. 30, 2003	2	-	526	44,978	67,605	54,727	4,061
Nov. 30, 2003	3	-	390	24,186	71,893	56,154	739
Nov. 30, 2003	4	-	8	394	11,450	9,413	8

At December 31, 2004

			Adjustment for			Accrued Fixed	Accrued
Date of		Adjustment	pending payment	Accrued	Total accrued	premium +	Financial
calculation	Contract N°	paid	of financial	Cost	casualty rate	temporary	Revenue
		MCh$	revenues	MCh$	MCh$	premium	MCh$
			MCh$			MCh$

Jan. 31, 2004	1	(34)	-	45,167	45,359	41,627	5,481
Jan. 31, 2004	2	(2,709)	147	47,870	68,061	54,747	4,207
Jan. 31, 2004	3	(14,086)	220	25,796	72,937	56,358	960
Nov. 30, 2004	1	-	-	45,183	45,373	41,653	5,481
Nov. 30, 2004	2	-	220	61,257	69,529	54,809	4,427
Nov. 30, 2004	3	-	336	33,636	79,992	56,658	1,295
Nov. 30, 2004	4	-	173	10,415	53,595	39,749	68

NOTE 9. RECEIVABLES AND NOTES DUE FROM RELATED COMPANIES

a) Receivables and notes from related companies were as follows:

	Short-term		Long-term
	2003	2004	2003	2004
	MCh$	MCh$	MCh$	MCh$

Servicios de Adm. Previsional S.A.	241	248	-	-
BBVA Pensiones Chile S.A.	439	-	-	-
BBVA Seguros de Vida S.A .(*)	20	865	-	-
Soc. Adm. De Fondos de Cesantía Chile S.A.	55	393	383	-
BBVA Chile S.A.	101	2	-	-

Total	856	1,508	383	-

(*) Includes MCh$20 and MCh$865 in 2003 and 2004 from receivables accounts from Insurance Companies.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 10. MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consists of the following:

	As of December 31,
	2003	2004
	MCh$	MCh$

Advances to employees	875	699
Medical leave advances	54	101
Advances to suppliers	155	92
Short term housing loans	24	22
Pending operations debtors, net	243	237
Recoverable management expenses AFP Génesis	332	265
Recoverable management expenses AFP Porvenir República Dominicana	93	-
Insurance receivable	137	134
Overhead receivable	154	151
AFC differences covered by the Company	34	143
Differences covered by the Company	42	1
Tax paid by foreign shareholders	-	518
Others	219	181

Total	2,362	2,544

NOTE 11. PREPAID EXPENSES

Prepaid expenses consist of the following:

	As of December 31,
	2003	2004
	MCh$	MCh$

Insurance	39	17
Advertising	25	21
Prepaid expenses	26	31
Others	47	36

Total	137	105

NOTE 12. OTHER CURRENT ASSETS

The Company did not have any balance recorded for the year 2004. In 2003, the amount of Ch$156 million was recorded in the subsidiary AFP Porvenir in the Dominican Republic.

NOTE 13. PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, fixed assets are presented at cost plus price level restatement. The depreciation of MCh$1,726 in 2002, MCh$1,614 in 2003 and MCh$1,578 in 2004 are included in the item “Depreciation” expense in the income statement.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Property, plant and equipment consists of the following

	As of December 31,
	2003	2004
	MCh$	MCh$

Land	4,864	4,864
Buildings and Infrastructure	17,648	17,652
Equipment, furniture and fixtures	2,788	2,265
Other fixed assets (1)	9,533	9,221
Accumulated depreciation	(8,370)	(8,144)

Property, plant and equipment, net	26,463	25,858

(1) The item “other fixed assets” includes investments in fixtures and capitalizable expenditures related to the “Change of Image” project. Capital leased assets acquired through financial leasing are recorded as per Note 2 letter f). Their future minimum payments are as follows:

			Maturity MCh$
	Interest	2005	2006	2007	2008	2009 and
	rate annual					thereafter

Rancagua office	8.70%	3	4	4	4	36
Huérfanos office	8.97%	11	12	13	14	279
Quilicura office	8.01%	18	20	22	25	0

Total		32	36	39	43	315

NOTE 14. INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:

	As of and for the years ended December 31,

	Participation			Carrying value		Equity in gain (loss)
	2002	2003	2004	2003	2004	2002	2003	2004

	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Soc. Adm. De Fondos de Cesantía de Chile S.A.	37.80	38.46	37.80	629	777	(261)	(581)	(719)
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	268	210	59	51	47
Servicios de Adm. Previsional S.A. (Chile) (3)	37.80	38.22	37.87	238	280	(414)	(432)	(566)
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	7,029	7,176	6,156	4,385	4,035
AFP Crecer (El Salvador) (1)(2)	19.00	19.00	-	3,610	-	820	810	696
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	3,012	3,177	2,106	1,993	1,979
AFPC Porvenir (Colombia) (1)(4)	20.00	-	-	-	-	1,588	953	-
AFP Porvenir (The Dominican Republic) (1)(5)	-	100	-	-	-	-	-	(436)
AFP Crecer (The Dominican Republic) (1)(6)	-	-	35.00	-	700	-	-	80

Total				14,786	12,320	10,054	7,179	5,116

(1)	These investments are measured in US$.

(2)	On October 13, 2004 Provida Internacional sold the total of its equity interest in AFP Crecer S.A. to Fondo Universal S.A. de CV corresponding to the 19% of the total equity interest. The sale price was US$12,227,062.02. The result of this operation generated a gain on sale of US$4,196,223.16 or MCh$2,339 which is included in the account “Other non-operating Income ”.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)	In October 2000, Servicios de Adm. Previsional S.A. (PreviRed.com) was formed together with all the other Chilean AFPs. PreviRed.com began operations in October 2001.

(4)	Provida International sold its investments in AFPC Porvenir Colombia in September 2003 for ThUS$26,785.

(5)	In May 2004, as a result of the sale of 30% stake of AFP Porvenir S.A. in the Dominican Republic to the Progreso Group S.A. and Progreso Compañía de Seguros S.A., Provida Internacional S.A. temporarily maintained with 69.9999% stake in AFP Porvenir S.A. in the Dominican Republic. (See footnote (6) to this table). This transaction generated gains for US$910,633 or MCh$508, figure that is included in the account “Other non-operating Income ”.

(6)	On September 8, 2004 the merger by absorption of AFP Porvenir S.A by BBVA Crecer AFP, both resident in the Dominican Republic was approved. As a result, Provida held 35% of equity interest in the society BBVA Crecer. Since the merged companies are under common control, pooling of interest was used as per instructions of Technical Bulletin N°42.

b. Goodwill, net consists of the following:

The amounts of these accounts were MCh$84,160 in 2003 and MCh$73,867 in 2004, corresponding to the following:

	As of December 31,
	2003	2004
	MCh$	MCh$

AFP Protección (Chile) (1)	53,689	50,168
AFP Unión (Chile) (1)	7,795	7,257
AFP El Libertador (Chile) (1)	907	828
Afore Bancomer (Mexico)	11,510	9,914
AFP Crecer (R.D.) (2)	9,095	5,117
AFP Crecer (El Salvador)	481	-
AFP Génesis (Ecuador)	363	314
AFP Horizonte ( Perú)	320	269

Total	84,160	73,867

(1) Absorbed by BBVA Provida S.A.
(2) AFP Porvenir in 2003.

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Both the amortization period and the method used are reaffirmed at least once a year. Amortization expense was MCh$5,103, MCh$5,118 and MCh$5,112 for the years 2002, 2003 and 2004, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 15. OTHER ASSETS

	As of December 31,
	2003	2004
	MCh$	MCh$

Security deposits	79	103
Remodeling of leased customer service centers	57	238
Deferred issuance costs for syndicated loans (Note° 21) (*)	74	11
Employee loans and advances	26	25
Reimbursable financing of contracts with service companies	1	1
Bond union agreement	14	401
Mandatory investments of AFP Genesis Ecuador	937	1,266
Mandatory investments of AFP Porvenir República Dominicana	35	-
Others	85	-

Total	1,308	2,045

(*) These commissions will be amortized over the term of the bank loans

NOTE 16. OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$19,796 and MCh$19,707 as of December 31, 2003 and December 31, 2004 as per the following:

	2003	2004
	MCh$	MCh$

Syndicated loans with Banco Scotiabank Sudamericano and others,	3,490	1,735
Banco Santander Santiago	5,753	6,492
Banco de Chile	304	4
Banco del Estado de Chile	8	40
Banco BBVA Chile	10,234	11,426
Banco Crédito e Inversiones	7	10

Total	19,796	19,707

The use of the above lines of credit finance business operations generates interest expenses by applying a variable interest rate agreed upon between both parties. The average interest rate paid during 2004 was 1.75% (annual). As of December 31, 2004 the unused credit lines amount to MCh$56,400.

BBVA Provida has syndicated loans with Banco Scotiabank Sud Americano maturing in March 2005. The interest rate is the TAB rate (active banking rate), for 90-day indexed operations plus 0.75% per year payable quarterly.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 17. NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Pensiones Chile S.A.

BBVA Provida purchased 89.1% of the share ownership of AFP Protección S.A. for a price of UF 1,506,001.59 plus ThUS$ 100,000, payable in 9 semi-annually variable maturing installments starting on May 15, 1999. Interest was calculated using the six month LIBOR rate plus 2.25% per year for dollars, and the TAB rate for 180 days plus 2.00% for UF. The debt in dollars was fully paid and the obligation in UF was renegotiated at the TAB rate for 90 days plus 0.75% (1.00% until June 12, 2001). At the close of 2004, this debt has been fully paid off.

As of December 31, 2003 the principal outstanding was UF 179,942.39 plus interest of UF 1,242.6 equivalent to MCh$3,143.

BBVA Chile S.A.

The balance amounted to MCh$10,234 and MCh$11,426 at December 31, 2003 and December 31, 2004 respectively, corresponding to the overdraft and borrowing contracts generated for working capital, extendable for MCh$ 10,000 with no guarantees with a spread rate of 0.22% per month.

NOTE 18. WITHHOLDINGS FROM PENSIONERS

In conformity with the stipulations in D.L. 3,500, the Administrator must collect the independent affiliates’ health contributions and discount health contributions from pensions financed by the Pension Fund and transfer these amounts to the Fondo Nacional de Salud (National Health Fund) or the corresponding health insurance institution.

Accordingly, balances in these accounts represent contributions collected that must be transferred to the National Health Fund or the respective health insurance institutions in the following month, in accordance with current regulations.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The balances owed as of December 31, 2003 and 2004 are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$

a. Independent affiliates
· Balance at closing of previous year	160	508
· Withholding of health contributions from participants during the year	4,204	(5,280)
· Payments to National Health Fund during the year	(3,843)	5,277
Independent participants’ health withholding	521	505
b. Pensioners
· Balance at closing of previous year	1,006	1,167
· Withholding of health contributions from pensioners during the year	13,056	16,110
· Payments to National Health Fund during the year	(6,657)	(7,053)
· Payments to Health Insurance institutions during the year	(6,208)	(8,843)
Pensioners health withholdings (*)	1,196	1,380
(*) These amounts are included in “Withholdings from pensioners” on the balance sheet but do not represent the entire amount.

NOTE 19. WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$

Retention of taxes from foreign shareholders	1,220	1,104
Social security payments	279	251
Payroll taxes withholdings	122	103
Other payroll withholdings	271	1,441

Total	1,892	2,899

NOTE 20. ACCRUED EXPENSES

Accrued expenses are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$

Provisions for unfavorable casualty rate, net of favorable anticipated adjustments	16,850	20,552
Employee profit-sharing and other	1,400	1,276
Vacation accruals	1,194	1,306
Age bonuses	172	160
Accruals for incurred expenses as yet uninvoiced	1,131	1,493
Other accruals	435	896

Total	21,182	25,683

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Long-term provisions: This account has a balance equivalent to MCh$2,775 as of December 31, 2003 and MCh$1,890 as of December 31, 2004 period, corresponding to a provision for casualty rate of the contract 2003-2004 with BBVA Seguros de Vida S.A and ING Seguros de Vida S.A.

Other Provisions: During the years ended December 31, 2004 and 2003, the Company has not established any provisions for asset impairment.

Write-offs: In the 2004 and 2003 periods the Company made write-offs of MCh$454 and M$268, as detailed below:

	2003	2004
	MCh$	MCh$

Circular 650 (claims and profits)	222	178
Additional contributions and unrecoverable pensions	28	153
Collections	13	58
Other	5	65

Balance at year-end	268	454

Also, the Company made write-offs of fixed assets for ThCh$3,172 and ThCh$834 in 2003 and 2004 respectively.

NOTE 21. OTHER CURRENT LIABILITIES

	As of December 31,
	2003	2004
	MCh$	MCh$

Professional fees and other	179	627

Total	179	627

NOTE 22. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	Interest	As of December 31,
	Rate	2003	2004
		MCh$	MCh$

Capital leasing obligations:
· U.A.P. Seguros de Vida	8.97%	341	328
· Santiago Leasing	8.01%	96	75
· Seguros de Vida Euroamérica	8.70%	53	50
Other:
· Provision for pensions Banco Hipotecario Chile		380	297
· Security deposits		63	150

Total		933	900

NOTE 23. INCOME TAXES

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 17%.

As per the instructions in Note N°1,466 of the Superintendency of Insurance and Securities the income tax is as follows:

a. Income taxes:

	As of December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Taxable income	37,205	24,269	34,351
Taxes payable (receivable)	6,089	4,128	6,202
Special taxes	1	-	-
Retained earnings for Tax purposes	50,468	43,551	54,980
Shareholders’ credit for future dividends	8,273	(8,934)	9,361

The amount of unremitted tax earnings and the respective credits are as follows:

	Year	Amount		Credit
		(MCh$)

	2001		17,614		15.0%
	2002		8,924		16.0%
	2003		16,956		16.5%
	2004		11,465		17.0%
	2004		21		S/C

Total			54,980

Income tax expense was MCh$3,588, MCh$8,336 and MCh$6,745 for the years ended December 31, 2002, 2003 and 2004.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2002 and 2003:

	Short-term		Long-term
	2003	2004	2003	2004
	MCh$	MCh$	MCh$	MCh$

Deferred income tax assets:
Accrued life and disability insurance	651	321	-	-
Accrued vacation	194	222	-	-
Leased assets, net	(3)	(3)	(73)	(68)
Unearned commissions	-	-	-	-
Leasing obligations, net	13	15	76	69
Provision BHC	-	-	76	60
Other deferred income taxes, net of complementary accounts	4	8	(79)	(61)

Total deferred income tax assets	859	563	-	-

Deferred income tax liabilities:
Contracts of change insurance	-	-	445	-
Severance indemnities	53	67	14	67
Gains on mandatory investment	-	-	2,636	3,204
Other deferred income taxes, net of complementary accounts	9	2	84	-

Total deferred income tax liabilities	62	69	3,179	3,271

As of December 31, 2004, deferred income taxes for gains on shares are mainly composed of temporary differences in mandatory investment funds Types A, B, C, D and E that are shown at present values of MCh$3,204, and other temporary differences of MCh$427.

According to the instructions from the Superintendency of Pension Funds Administrators in Note N°17,817 for the calculation of the current deferred tax value generated by gains on the shares of mandatory investments at December 31, 2004, M$6,940 has been discounted as a nominal amount of the deferred tax from the TIR rate of the Bonds BCCH in UF BCV, LD category, which equates to 3.94% at that date based on a 20 year rate.

For Chilean GAAP purposes, the deferred taxes associated with the gain on mandatory investment are classified as long term.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

c. Income taxes for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	MCh$	MCh$	MCh$

Provision for 1st category taxes	(5,953)	(4,128)	(6,202)
Adjustment to prior year income tax	(80)	(280)	(1,146)
Mandatory reserve deferred income taxes and deferred charges	(89)	(664)	(70)
Complementary accounts amortization	596	(560)	(325)
Credits for provision for 1st category taxes	1,939	-	999
Other charges and credits to the account (AFPC Porvenir Colombia)	-	(2,703)	-
Provision for additional tax	(1)	(1)	(1)

Income tax	(3,588)	(8,336)	(6,745)

d. Receivable and payable taxes are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$

1st category income taxes payable	(4,128)	(6,202)
Special tax	(1)	(1)
Provisional monthly payments	3,805	4,166
Credits for training costs	120	131
Adjustment to prior year income tax	414	898
Credits for taxes paid on foreign investment	1,312	1,942
Credits from AFP Génesis (Ecuador)	151	-

Total	1,673	934

NOTE 24. LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Notes 22 are the following:

		As of December 31, 2004
		MCh$
	2005	39
	2006	36
	2007	39
	2008	43
	2009 and thereafter	743

Total		900

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 25. SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Paid-in capital	Additional Paid-in capital	Other reserves	Accumulated deficit during development	Retained Earnings	Net income	Interim Dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2002	81,167	117	2,892	(4,365)	54,446	29,320	(7,769)	155,808
Transfer of 2001 net income	-	-	-	-	21,551	(29,320)	7,769	-
Final dividends paid	-	-	-	-	(14,952)	-	-	(14,952)
Interim dividend	-	-	-	-	-	-	(9,277)	(9,277)
Absorption of deficit during
development stage	-	-		4,365	(4,365)	-	-	-
Cumulative translation adjustment of
foreign affiliates	-	-	1,944	-	-	-	-	1,944
Price-level restatement	2,435	3	82	-	1,588	-	(148)	3,960
Net income for the year	-	-	-	-	-	33,856	-	33,856

Balance as of December 31, 2002	83,602	120	4,918	-	58,268	33,856	(9,425)	171,339

Restated to constant Chilean pesos
of December 31, 2004	86,549	124	5.091	-	60.322	35.050	(9.757)	177.378

Balance as of January 1, 2003	83,602	120	4,918	-	58,268	(33,856)	(9,425)	171,339
Transfer of 2002 net income	-	-	-	-	24,431	(33,856)	9,425	-
Final dividends paid	-	-	-	-	(17,931)	-	-	(17,931)
Interim dividend	-	-	-	-	-	-	(7,952)	(7,952)
Cumulative translation adjustment of
foreign affiliates	-	-	(6,568)	-	-	-	-	(6,568)
Price-level restatement	836-	2	49	-	1,009		24	1,919
Net income for the year	-	-	-	-	-	32,005	-	32,005

Balance as of December 31, 2003	84,438	122	(1,601)	-	65,776	32,005	(7,928)	172,812

Restated to constant Chilean pesos
of December 31, 2004	86,549	124	(1,641)	-	67,420	32,805	(8,125)	177,132

Balances as of January 1, 2004	84,438	122	(1,601)	-	65,776	32.005	(7,928)	172,812
Transfer of 2003 net income	-	-	-	-	24,077	(32,005)	7,928	-
Interim dividend	-	-	-	-	-	-	(9,939)	(9,939)
Final dividends paid	-	-	-	-	(17,653)	-	-	(17,653)
of foreign affiliates	-	-	(3,161)	-	-	-	-	(3,161)
Price-level restatement	2,111	2	(39)	-	1,788	-	(60)	3,802
Net income for the year	-	-	-	-	-	27,246	-	27,246

Balances as of December 31, 2004	86,549	124	(4,801)	-	73,988	27,246	(9,999)	173,107

Common stock:

331,316,623 common shares with no par value represent BBVA Provida’s authorized, issued, and outstanding common stock at December 31, 2004.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Majority shareholders:

	Years ended December 31,
	2002		2003		2004

	Purchases	Sales	Purchases	Sales	Purchases	Sales
	Shares	Shares	Shares	Shares	Shares	Shares

BBVA Pensiones Chile S.A.	-	-	-	-	-	-
The Bank of New York
(C.1375 SVS)	11,631,195	22,728,455	25,048,980	21,713,505	31,461,645	32,969,175
BBVA Securities Inc.	-	1,050,000	-	-	-	-

The Bank of New York acts as custodian for BBVA Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, BBVA Provida must distribute a cash dividend in an amount equal to at least 30% of BBVA Provida’s net income for each year. In relation to the payments of dividends, the Board of Directors paid an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal to and not exceeding 90% of net income. The dividend will depend on fulfillment of budgeted to income, cash requirements to finance the mandatory reserve, development of the company, and final net income for the year. For 2004, the amount for dividends must not exceed 90% of net income.

However, BBVA Provida cannot distribute as dividends the part of earnings generated by investee companies, which should be allotted to cover the balance of the account “Development Period Accumulated Deficit” of the respective companies. In year 2002, the balance of this account was completely amortized.

Other Reserves - Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin N° 64 of the Chilean Association of Accountants. As of December 31, 2003 and 2004 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso total MCh$(1,641) and MCh$(4,801), respectively, and are included under the caption “Other reserves” within the shareholders’ equity of the Consolidated Balance Sheets.

	As of December 31,
	2003	2004
Cumulative translation adjustment	MCh$	MCh$

Balance at beginning of the year	5,041	(1,601)
Foreign exchange translation adjustments (Provida Internacional)	(6,732)	(3,161)
Price-level restatement of cumulative translation adjustment	50	(39)

Total	(1,641)	(4,801)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October. The Board of Directors’ meeting held on September 23, 2004 agreed to pay the interim dividend No. 43 of MCh$9,939 corresponding to Ch$30 per share.

Treasury stock: None.

Final Dividends. At the Ordinary Meeting of shareholders held on April 20, 2004, shareholders approved the distribution of a final dividend of Ch$77.28 per share out of income for the year 2003, for an amount of MCh$17,653. The payment of the declare dividends was made in May 2005.

NOTE 26. OTHER OPERATING REVENUES

The detail of “Other Operating Revenues” of MCh$4,782 for 2003 and MCh$4,350 for 2004 is included herein as follows:

		Years ended December 31,
		2002	2003	2004
		MCh$	MCh$	MCh$

a.	Insurance Contract Settlements: (1)
	• Preliminary settlements contract, August 95 – July 97	89	-	-
	• Preliminary settlements contract, August 97 – July 99	519	23	-
	• Preliminary settlements contract, August 99 – July 01	1,976	757	366
	• Preliminary settlements contract, August 01 – July 03	888	775	596
	Preliminary settlements contract; August 03- August 04		8	172
b.	Additional revenue from contributions before January 1, 1988 (1)	622	543	648
c.	Surcharge and collection costs (1)	13	25	-
d.	Revenues from services rendered by Administradora de Fondos de
	Cesantía de Chile S.A. (2)	223	755	728
e.	Other operating revenues from AFP Genesis in Ecuador, AFP Porvenir in
	the Dominican Republic (3)	1,844	1,896	1,840

	Total	6,174	4,782	4,350

(1)	Other operating Revenues is derived from favorable settlements from Insurance Contracts, recognition of net interest revenues, recovery of pending additional contributions (see Note 8 d) and collection of surcharge and collections costs for contributions not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 33.

(3)	Revenues as described in (1) for the Company’s subsidiaries.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 27. OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Rental of Premises	593	689	1,399
Penalty interest	18	13	3
Gain on sale of assets	12	20	2
Fraud recovery	-	84	-
Gains on Provida Internacional sale of equity method investments	-	8,800	2,847
Other revenues of subsidiary Genesis in Ecuador	-	1	20
Other revenues of subsidiary Porvenir in the Dominican Republic	-	167	-
Other	43	37	88

Total	666	9,811	4,359

NOTE 28. DIRECTORS’ FEES

Directors received fees as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Attendance fees	114	80	64
Other fees	7	5	9

Total	121	85	73

NOTE 29. INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Use of bank overdrafts	88	456	887
Interest on Bank loans	486	394	118
Interest on BBVA loan	514	204	51
Interest on leasing contracts	50	47	44
Interest on forward contracts	-	223	7
Amortization of debt issuance costs	137	60	16
Others	275	10	3

Total	1,550	1,394	1,126

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 30. OTHER EXPENSES

a. Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$1,557, MCh$1,775 and MCh$1,801 for the years ended December 31, 2002, 2003 and 2004 respectively. These expenses are related to the evaluation and qualification of the affiliates disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

b. Other non-Operating Expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Rental expenses	228	342	509
Fines by SAFP	4	36	51
Disposal of Property, Plant and Equipment	3	3	1
Write-offs for defaults	-	-	33
Loss on sale of assets	8	1	3
Insurance deductible expense	-	63	-
Other non-operating expenses (Provida Internacional)	-	-	30
Other	64	119	284

Total	307	564	911

NOTE 31. PRICE-LEVEL RESTATEMENT

The application of price level restatement is described in Note 2 letter c). The Price-level restatement losses amounted to MCh$1,832, MCh$797 and MCh$1,206 in 2002, 2003 and 2004 and is as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Shareholders' equity	4,099	1,967	3,802
Other assets	(2,998)	(1,219)	(2,537)
Property, plant and equipment, net	(926)	(307)	(803)
Liabilities	614	296	81
Accumulated depreciation	179	57	160
Income statement amounts	864	3	503

Net charge to income	1,832	797	1,206

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 32. SERVICE CONTRACTS

BBVA Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

		Years ended December 31,
		2002	2003	2004
		MCh$	MCh$	MCh$

a.	Collection services contracts
	Costs charged to the “Administrative expenses” account In the Consolidated Statements of Income

a.1)	Banco del Estado de Chile
	Value of service including VAT: UF 0.053 per payroll
	Net costs recorded	176	240	232
	Amount owed	73	26	46
	Form of payment: cash

a.2)	Banco Santander Santiago
	Line of business: Banking activities
	Value of Service including VAT: UF 0.022 per payroll
	Net costs recorded	79	90	94
	Amount owed	7	16	40
	Form of payment: cash

a.3)	Banco de Chile
	Line of business: Banking activities
	Value of service including VAT(*): UF 0.041 by payroll
	Net costs recorded	4	4	3
	Amount owed	1	1	1
	Payment: cash
	(*) Puerto Williams branches only.

a.4)	BBVA Chile
	Line of business: Banking activities
	Value of service including VAT (*): UF 0.026 by payroll
	Net costs recorded	-	185	766
	Amount owed	-	22	242
	Payment: cash
	(*) Contract outstanding since February 1°, 2003

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Years ended December 31,
		2002	2003	2004
		MCh$	MCh$	MCh$

a.5)	Caja de Compensación Los Andes
	Line of business: Compensation Administrator
	Value of service including VAT (*): Ch$90.84 per payroll and
	Ch$16.33 per register, readjustable semi-annually
	Net costs recorded	23	40	56
	Amount owed	2	7	14
	Payment: cash
	(*) Contract outstanding since June 2001

a.6)	Caja de Compensación Los Heroes
	Line of business: Compensation Administrator
	Value of service including VAT (*): Ch$90.84 per payroll and
	Ch$16.33 per register, readjustable semi-annually
	Net costs recorded	1	6	1
	Amount owed	-	1	1
	Payment: cash
	(*) Contract outstanding since October 2001

a.7)	Caja de Compensación La Araucana
	Line of business: Compensation Administrator
	Value of service including VAT (*): Ch$90.84 per payroll and
	Ch$16.33 per register, readjustable semi-annually
	Net costs recorded	6	15	20
	Amount owed	1	1	12
	Payment: cash
	(*) Contract outstanding since October 2001

a.8)	Servicios de Administración Previsional
	Line of business: Electronic collection services
	Value of service including VAT (*): Ch$91.00 per payroll by a factor
	between 1 and 0.1765, depending on the number of payroll paid and
	Ch$16.33 per register readjustable semi-annually.
	Net costs recorded	4	18	90
	Amount owed	-	45	31
	Payment: cash
	(*) Contract outstanding since May 2001

a.9)	Caja de Compensación 18 de Septiembre
	Line of business: Compensation Administrator
	Value of service including VAT (*): Ch$90.84 per payroll and
	Ch$16.33 per register, readjustable semi-annually
	Net costs recorded	-	11	1
	Amount owed	-	11	12
	Payment: cash
	(*) Contract outstanding since October 2001

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory reserve resulting in costs included in “Administrative Expenses”, are as follows:

		Years ended December 31,
		2002	2003	2004
		MCh$	MCh$	MCh$

b.1	Brown Brothers Harriman & Co.
	Line of business: Banking activities
	Type services rendered: Custodian
	Net costs recorded	205	351	404
	Amount owed	-	-	-

b.2	Depósito Central de Valores S.A
	Line of business: Depositary Services
	Net costs recorded	470	478	408
	Amount owed	-	-	-
	Payment: Cash

Total		675	829	812

c. Stock exchange transaction services

Brokerage costs are included in "Administrative Expenses”, as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Bolsa de Comercio de Chile
Fixed costs	42	42	63
Broker commissions	86	95	55

Total	128	137	118

Bolsa de Comercio de Chile
Line of business	:	Brokerage
Amount owed	:	MCh$NIL
Payment	:	Cash

d. Administration and maintenance equipment services

BBVA Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Unisys (Chile) Corporation:

The service agreement includes maintenance and repair of data processing equipment, technical professional services for programming licensed products and licenses for use of product programs. The costs of these services included in "Data Processing Expenses" are MCh$11, MCh$8 and MCh$0 in the years ended December 31, 2002, 2003 and 2004, respectively.

Telefónica CTC Chile S.A.:

Telefónica CTC Chile S.A. in 2004 and 2003 and Entel in prior years, provides telecommunications services for long distance and allows the transportation of wire line signals, lines and terminal equipment associated with the agreement. The costs of these services included in "computing expenses" ascended to MCh$28, MCh$215 and MCh$305 in the years ended December 31, 2002, 2003 and 2004, respectively.

Amounts owed to Telefónica CTC Chile S.A. in 2004 and 2003 ascended to MCh$1 and MCh$NIL, respectively.

e. Microfilm Services

Comicrom S.A.

This company provides microfilming services. The costs incurred for these services are included in “Administrative Expenses,” and were MCh$46, MCh$40 and MCh$81 for the years ended December 31, 2002, 2003 and 2004, respectively.

f. Design and management of centralized database

Comicrom S.A.

This company has a service agreement with BBVA Provida for the management, safekeeping and maintenance of the participant database, which contains the customer data transferred since 1981 and respective contributions. BBVA Provida accesses and managers this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services were MCh$113, MCh$55 and MCh$71 for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in "Administrative Expenses.”

g. Agreement for supplying digital forms

This contract is for the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. This contract is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with BBVA Provida requirements. The effect

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

in income is included in “administrative expenses” of MCh$392 in 2002 and MCh$271 in 2003 and MCh$316 in 2004.

Amounts owed to Comicron S.A.: MCh$37 in 2002 and MCh$NIL in 2003 and MCh$NIL in 2004.

h. Services related to the transmission and reception of electronic messages

Transbank S.A.

This company has an agreement with BBVA Provida to electronically transfer information through electronic mailboxes specialized in processing free form messages. The costs for these services were MCh$9 in 2003 and MCh$10 in 2004 and are shown in “data processing expenses” MCh$14, MCh$9 and MCh$10 for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in "data processing expenses".

i. Contracts associated with the rental and maintenance of equipment

Xerox de Chile S.A.

The company has a contract with BBVA Provida for photocopy equipment rental, technical service, and maintenance of printers. The costs for these services were MCh$107, MCh$55 and MCh$85 for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in "administrative expenses".

Amounts owed were MCh$3, MCh$3 and MCh$4 for the years ended December 31, 2002, 2003 and 2004, respectively.

j. Other minor services

Other contracts with SEASIN (cleaning services), Comunicaciones Capítulo S.A. (telephone line), Imac (air conditioning) and Thyssen (elevator) resulted in costs of MCh$115, MCh$119 and MCh$160 for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in "administrative expenses".

Amounts owed were MCh$0, MCh$0 and MCh$3 for the years ended December 31, 2002, 2003 and 2004, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 33. TRANSACTIONS WITH RELATED PARTIES

a. Amounts

Significant transactions with related companies for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

Company	Transaction	Amount of transactions				Effect on income Gain (loss)
			2002	2003	2004		2002	2003	2004

BBVA Pensiones Chile
S.A.(a)	Pending Balance	Th UF	720	287	-	MCh$	(514)	(204)	(51)
	Lease	MCh$	37	73	93	MCh$	37	73	93

BBVA S.A. Oficina de
Representación Chile (b)	Lease	MCh$	23	9	-	MCh$	23	9

BBVA Corredores de
Bolsa S.A. (b)	Financial services	MCh$	57	50	103	MCh$	(57)	(50)	(103)
	Lease branches, BBVA

BBVA Chile S.A. (b)	Tower	MCh$	-	529	1,213	MCh$	-	529	1,213
	Lease branches Huerfanos-
	Banderas	MCh$	-	166	497	MCh$	-	166	(497)
	Pension payments services	MCh$	-	37	292	MCh$	-	(37)	(292)
	Collection Contract	MCh$	-	106	766	MCh$	-	(106)	(766)
	Line of Credit	MCh$	-	10,234	11,426	MCh$	-	(138)	(387)
BBVA Compañía de
Seguros de Vida S.A.
(b)	Paid premiums	MCh$	-	9,255	29,502	MCh$	-	(9,255)	(29,502)

Servicio de Adm.
Previsional S.A. (c)	Collections services	MCh$	4	18	22	MCh$	(4)	(18)	(22)
	Pending balance	MCh$	-	241	248	MCh$	-	12	11

Administradora de
Fondos de Cesantía	Technological support
Chile S.A. (c)	services	MCh$	223	473	134	MCh$	223	473	134
	Technological advisory
	services	MCh$	-	282	331	MCh$	-	282	331

Nature of relationship:
(a)	Parent

(b)	There is a relationship through common shareholder BBVA Group.

(c)	Affiliated Company

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Transactions

BBVA Pensiones Chile S.A.

BBVA Provida purchased 89.1% of the share ownership of AFP Protección S.A. for a price of UF 1,506,001.59 plus ThUS$ 100,000, payable in 9 semi-annually variable maturing installments starting on May 15, 1999. Interest was calculated using the six month LIBOR rate plus 2.25% per year for dollars, and the TAB rate for 180 days plus 2.00% for UF. The debt in dollars was fully paid and the obligation in UF was renegotiated at the TAB rate for 90 days plus 0.75% (1.00% until June 12, 2001). At the close of 2004, this debt had been paid.

As of December 31, 2003 the principal outstanding was UF 179,942.39 plus interest of UF 1,242.6 equivalent to MCh$3,142.

BBVA Chile S.A.

The balance was MCh$10,234 and MCh$11,426 at December 31, 2003 and 2004 respectively, corresponding to the overdraft and borrowing contracts generated for working capital, extendable for MCh$ 10,000 with no guarantees with a spread of 0.22% per month.

NOTE 34. HEDGE CONTRACTS

At December 31, 2004 there are no hedge contracts. In 2003 there was a purchase forward purchase contract with Corpbanca for US$15,000,000 expiring on March 1, 2004 that was originally subscribed to cover a dollar loan which was paid in advance and a forward sale contract with Deutsche Bank S.A. for the same amount to close the position, both of which expired on March 1, 2004.

NOTE 35. COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

BBVA Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed debt in the amount of UF 400,000 (ThCh$2,617) of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to standby letters of credit. The guarantee expires in January, 2012. BBVA Provida had not been required to perform under the guarantee for the years ended December 31, 2002, 2003 or 2004.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 established that when an insurance company does not fulfill obligations originated from signed contracts, the State Guarantee will cover the minimum fixed income defined

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45.

The Company’s contingency is approximately UF1,187,718. The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, N° 4 of the Civil Code.

c. Insurance Contract

The Company has an insurance contract with BBVA Seguros S.A. from August 1, 2003 to December 31, 2004 whose settlements rates are explained in this report, which established an adjustment to the insurance rate in connection with casualties and the monthly financial revenues.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force since August 1, 2001 to July 31, 2003.

On March 31, 2004 and on March 31, 2003 the Company paid UF 806,719.55 and UF 146,698.61 to the insurance company ING Seguros de Vida S.A. corresponding to pre-settlements from the August 01-July 03 Contract. As indicated the final settlement of this contract will take place on January 31, 2008 corresponding to make pre-settlements on March 31of each year from 2005 onwards in which the difference of each of them must be paid.

On March 31, 2004 and March 31, 2003 UF 149,335.04 and UF 229,102.55 were paid to the insurance companies corresponding to pre-settlements from the August 99-July 01 Contract. As indicated the final settlement of this contract will take place on March 31, 2006 extendable for two years which would mean pre-settling on March 31of each year from 2001 onwards.

On March 31, 2004 and March 31, 2003 UF 2,000.31was paid to the insurance companies and UF 23,612.22 was received by them corresponding to pre-settlements from the August 97-July 99 Contract. As indicated, the final settlement of this contract was going to take place on March 31, 2004, being extendable for a year corresponding to make pre-settlements on March 31of each year from 1999 onwards in which the difference of each of them must be paid.

d. Litigation

BBVA Provida has filed a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by BBVA Provida and the Pension Funds when the bank made extraordinary settlements of mortgage-backed bonds in 1986 without assessing whether it had violated the legal and contractual rules applicable to those instruments. In a subsequent action, BBVA Provida filed a demand for payment based on Law N° 18,010.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On April 28, 1993 the Company’s Labor Union filed a suit before the courts against the Company alleging differences during 1990 and 1991 between legal gratuities and the Company’s profit bonuses. The Supreme Court convened to determine whether there was any difference between the profit bonuses paid by the Company and the 30% of net income minus 10% of paid-in capital. The suit is currently in the determination process for some possible differences. At the moment there is a first expert appraisal that establishes differences in favor of only 137 people. Such expert appraisal has been objected by both parties. In the opinion of the Company’s labor legal advisors, the amount of the suit should not exceed Ch$500 million. In accordance with the above, a provision for such amount has been made to cover this contingency. (Note 20)

In April 1995, a new claim was filed for the same reasons regarding years 1992 and 1993. The appealing sentence included the same arguments of the aforementioned suit. In March and April of 1997, similar suits were submitted with respect to years 1994 and 1995. Thereafter, in 1998, 1999, 2000, 2003, 2004 and 2005 six new suits were presented similar to the previous ones. In connection with the 1998 and 1999 suits, they were rejected and the rest of the remaining lawsuits are still pending. According to the Company’s legal advisors’ opinion, these lawsuits should not have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

For the year ended December 31, 2004 there were 83 labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$472. However, BBVA Provida’s legal advisors’ opinion is that none of these lawsuits would have a material impact on the Company’s results. Besides, there are 11 pending suits related to pension matters for an amount of MCh$ 120. According to BBVA Provida´s Counseling Division opinion there will not be material effects in the Company’s results at the end of the judgments.

e. Derivative financial instruments Forward Contracts

During the period, the forward contracts paid as of March 1, 2004 resulted in gains of MCh$11 for the year ended December 31, 2004, and a loss of MCh$152 as of December 31, 2003 in the account “Differences in Exchange Rate”

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to BBVA Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount not paid since the date mentioned above until December 31, 2003

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

and 2004 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment Abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, BBVA Provida, as well as other administrators, is taking part in these projects through capital contributions and sales of its internally developed software.

At year-end, the Administrator maintained investments, through its subsidiary, Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership over the paid-in capital and an investment equivalent to US$4,063,668; in Génesis AFP (Ecuador) with a 99.999994% ownership and an investment equivalent to US$2,860,305; in Afore Bancomer (Mexico) with a 7.50% ownership and an investment equivalent to US$66,263,572 and AFP BBVA Crecer (the Dominican Republic) with a 35.0% ownership and an investment equivalent to US$16,941,795.

h. Foreign technicians contributions

The Chilean Tax Authority (Servicio de Impuestos Internos, “SII”) determined that the total refunds regarding mandatory and voluntary contributions as well as agreed deposits established in articles 17, 17 bis and 18 in 3500 Law made by foreign technicians, including increments for profitability, were added on to the second income tax as per articles 42 N°1 and 43 N°1 of the Income tax law. So the Tax Authority is requesting all the Administrators to pay the respective taxes.

On December 30, 2003 the Chilean Tax Authority (Servicio de Impuestos Internos “SII”) notified this Administrator to submit all the necessary documents and on April 7, 2004 the Company was notified to clarify and support the differences in the retained amounts.

On July 12, 2004 BBVA Provida was notified of payments (184 to 205) of July 9, 2004 in which some taxes were being withheld in accordance with article 47 of the income tax law for a total of MCh$403. This amount included re-adjustments, interests, and fines, corresponding to the period between March 2001 to December 2002.

This settlement is in line with control process made by the Chilean Tax Authority to all the Pension Fund Administrators.

On August 10, 2004 a claim was presented to the Chilean Tax Authority for these payments. The Company’s management and its advisors do not foresee significant negative results due to this situation. Underlying the above is the position that the foreign technicians contributions should not be a taxable matter and the administrators are not entitled to retain this tax.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

i. Mandatory investments

The Company, as disclosed in Note 6, is responsible for a minimum return on its investments. Should that minimum return not meet the requirements, the Company may make up the difference with gains on its mandatory investment or buying more shares in the Pension Fund. To date, the minimum return has met the requirements.

NOTE 36. OPERATING REVENUES AND EXPENSES BY FUND

The operating Revenues and expenses by fund for the year ending December 31, 2002, 2003 and 2004 are as follows:

Year 2002

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for contribution deposits
Fixed Fee	21	473	5,840	107	26	6,467
Variable Fee	356	5,953	82,765	1,411	483	90,968

Fees from programmed withdrawals and
temporary income
Variable Fee	-	-	789	9	15	813

Gains on mandatory investments	17	101	4,802	78	32	5,030

Total	394	6,527	94,196	1,605	556	103,278

B. OPERATING EXPENSES
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Life and disability insurance premium expenses	68	961	33,690	194	78	34,991
Sales personnel payroll expenses	-	-	7,987	-	-	7,987
Commissions paid for custody of securities
National	1	8	451	7	3	470
Foreign	1	10	180	9	4	204
Stock exchange transaction expenses	-	-	128	-	-	128

Total	70	979	42,019	210	85	43,780

Other operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2003

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for contribution deposits
Fixed fee	173	2,863	2,875	579	133	6,623
Variable fee	3,190	36,808	44,784	7,870	2,625	95,277

Fees from programmed withdrawals and
temporary income
Variable fee	-	1	537	226	88	852

Gains on mandatory investments	410	1,891	6,753	854	143	10,051

Total	3,773	41,563	54,949	9,529	2,989	112,803

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Life and disability insurance premium	987	12,721	29,353	2,328	860	46,249
expenses
Sales personnel payroll expenses	-	-	9,224	-	-	9,224
Commissions paid for custody of securities
National	9	58	349	46	16	478
Foreign	3	19	319	8	2	351
Stock exchange transaction expenses	3	19	95	15	5	137

Total	1,002	12,817	39,340	2,397	883	56,439

Other operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2004

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for contribution deposits
Fixed fee	374	2,763	2,900	566	110	6,713
Variable fee	7,868	37,352	45,234	7,864	2,001	100,319

Fees from programmed withdrawals and
temporary income
Variable fee	2	4	93	717	87	903

Gains on mandatory investments	838	2,413	5,922	1,313	213	10,699

Total	9,082	42,532	54,149	10,460	2,411	118,634

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Life and disability insurance premium	2,288	11,540	33,656	2,655	655	50,794
expenses
Sales personnel payroll expenses	-	-	8,345	-	-	8,345
Commissions paid for custody of securities
National	20	70	255	53	10	408
Foreign	26	74	268	31	5	404
Stock exchange transaction expenses	12	37	99	27	5	180

Total	2,346	11,721	42,623	2,766	675	60,131

Other operating expenses not included in the previous table are directly or indirectly related to the Type C Pension Fund.

NOTE 37. SEVERANCE PAYMENTS FOR YEARS OF SERVICE

BBVA Provida has recorded provisions of MCh$31 and MCh$14 in 2003 and 2004, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 38. SANCTIONS

a) Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 0001, on February 2, 2004 SAFP assessed the Administrator a penalty of UF 800, for breaking regulations concerning the delay in resolving claims.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
 Notes to the Consolidated Financial Statements .

In accordance with Resolution No. 0042, on March 18, 2004, SAFP assessed the Administrator a penalty of UF 400, for breaking regulations concerning the issuance of statements of accounts regarding Recognition Bonds.

In accordance with Resolution No. 0006, on May 18, 2004, SAFP assessed the Administrator a penalty of UF 200, for breaking regulations concerning investment in secondary exchange markets.

In accordance with Resolution No. 0009, on June 8, 2004, SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning the information on transactions made by affiliates and their spouses who due to their positions have access to investment information of the Pension Funds.

In accordance with Resolution No. 0011, on July 15, 2004, SAFP assessed the Administrator a penalty of UF 500 for breaking regulations requiring lawyers in charge of judiciary matters to be immediately informed about the settlement of unpaid contributions to avoid a double charge or to bring a suit.

In accordance with Resolution No. 0013, on August 18, 2004, SAFP assessed the Administrator a penalty for breaking regulations concerning transactions with derivative instruments with different purposes other than covering financial risks.

In accordance with Resolution No. 0025 on November 3, 2004, SAFP assessed the Administrator a penalty of UF 300, for breaking regulations concerning the release of information regarding affiliates, contributors, pensioners and decreased people to the Superintendency of Pension Funds Administrators.

In accordance with Resolution No. 0026, on December 7, 2004 SAFP assessed the Administrator a penalty of UF 1000, for breaking regulations concerning the charging of commissions on transactions made abroad.

In accordance with Resolution No. 0030, on December 10, 2004 SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning charging the pension fund for debts of its affiliates.

In accordance with Resolution No. 0005, on January 31, 2005 SAFP assessed the Administrator a penalty of UF 1,800, for noncompliance with article 147 of 3,500 Law Decree, Note 1214 and infractions on Note 1220.

There are no penalties from administrative Authorities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
 Notes to the Consolidated Financial Statements

NOTE 39. DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders

a) As of December 31, 2003
10% holding or more	75.58	2
Less than 10% holding with investment of UF 200 or more	24.12	1,753
Less than 10% holding with investment of less than UF 200	0.26	720

Total	100.00	2,475

Controlling shareholder (BBVA Pensiones Chile S.A.)	51.62	1

b) As of December 31, 2004
10% holding or more	75.08	2
Less than 10% holding with investment of UF 200 or more	24.31	1,372
Less than 10% holding with investment of less than UF 200	0.61	970

Total	100.00	2,344

Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

NOTE 40. SIGNIFICANT EVENTS

  As per the Note N°1312 as of January 22, 2004, the Superintendency of Pension Funds Administrators instructed that provisions for higher casualties in the life and disability insurance contracts. The Administrators should recognize in their financial statements the loss contingencies stemming from the execution of these contracts. The evolution of casualty rates must be trued up periodically in the current and previous contracts to establish provisions to be recognized. As per these instructions an adjustment has been determined of MCh$306 for 2002 and MCh$5,308 for previous years in order to recognize effects of the calculation as performed under the Note.

  On March 5, 2004, the BBVA Compañía de Seguros de Vida S.A., considering clause °1 of the life and disability insurance contract, communicated to this Company the anticipated termination of such contract, as a result of the enforcement of the 19,934 Law published on February 21, 2004, which modifies the 3,500 Law Decree.

  The legal aforementioned modification in force from August 19, 2004, regulates among other   matters, the beneficiaries’ rights in relation to the life and disability insurance, significantly affecting the insurance’s conditions.

  In relation to the aforementioned, the life and disability insurance with BBVA Seguros de Vida   S.A. runs until August 31, 2004.

  On June 21, 2004 BBVA Seguros de Vida S.A had informed that after evaluating the costs and   the effective implications that would generate modification to the 19,934 Law until the expiration of the life and disability insurance contract subscribed on July 25, 2003, it had

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

     determined to cancel its decision to early terminate such contract. Therefore, the contract will be in force until December 31, 2004.

In the Board of Directors’ meeting held on March 25, 2004, the General Manager reported the following:

-	Real estate leases with BBVA Chile of 6 parcels which would generate a total annual amount of UF6,902.88.

-	Real estate leases with BBVA Chile of 18 parcels which would generate a total annual amount of UF6, 961.44.

-	Modification of the lease contract subscribed on January 30, 2003 in connection with increasing the room size that BBVA Chile rents to BBVA Provida S.A. at 920 Moneda Street, Santiago which would generate an increase in the total annual rent of UF1, 146.6.

In the Board of Directors’ meeting held on April 20, 2004 the following was reported:

-	Distribution of an interim dividend of Ch$24.00 per each share charging income for the year 2003, whose payment will be made beginning October 24, 2003.

-	Distribution of a final dividend of Ch$77.28 per share. Should this agreement be approved, on May 20, 2004 a dividend of Ch$53.28 per share must be paid once the interim dividend had been paid to whose whom are registered as shareholders on May 14.

-	Ratification of a temporary dividend distribution in October and a final dividend for a total amount of 90% of the profits immediately after summoning the Ordinary Shareholder meeting.

-	To appoint Deloitte & Touche’ services as external auditors for the 2004 period.

-	To maintain Director’s fees ascending to UF75 for attending the Extraordinary meetings with a monthly maximum of UF85 per Director corresponding the double to the President and the Vice President

-	To fix an amount as a expense for the Director’s Committee ascending to UF2,000 per year and to designate remunerations for each of the Directors for UF22 per meeting.

-	To fix Ch$310 for dispatch information of the clauses I and II of the Note 1,494 from the Superintendency of Insurance and Stocks.

-	Designation of El Mercurio newspaper to publish summons to Shareholders Meetings

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
 Notes to the Consolidated Financial Statements

-	Modification or Contract for services rendered to AFC subscribed on August 20, 2002 to check tariffs charged by AFPs.

-	Approval of capital increase in the “Sociedad Administradora de Fondos de Cesantía de Chile S.A.” through the issuance of 38,005 new shares. From such capital increase, BBVA Provida would subscribe and pay 37.8%,

On May 18, 2004 the Board of Directors was renewed. The President unanimously elected was Mr. Antonio Martinez-Jorquera and the Vice President Mr. Miguel Angel Poduje Sapiain.

On May 22, 2004 the following was reported:

-	Extension until September 30, 2004of the pilot project with BBVA Chile through which services are provided such as reception of deposits and voluntary or mandatory contributions as well as delayed pension contributions.

-	Subscription of a mutual agreement with BBVA Chile in which it grants financial advisory to BBVA Provida’s affiliates in order to obtain larger resources for voluntary pension savings. Likewise, BBVA Provida S.A. will grant pension advisory to the Bank`s clients in order that they have an appropriate solution for their pension needs.

-	Consumption of an agreement with BBVA Pensiones Chile S.A. in the process of implementation of the Unified Technological Platform (PU) in BBVA Provida free of charge for one year.

-	Subscription of an agreement to process data of the Administrator and the pension funds with BBVA Bancomer and the Financial Group BBVA Bancomer in Mexico. Such agreement will be in place until December 31, 2004free of charge for the Company, excepting costs for services rendered which will be determined as per the contract.

On June 22, 2004 the BBVA Seguros de Vida S.A. Company advised the Company that it would terminate the life and disability insurance contract subscribed on July 25, 2003 reporting December 31, 2004 as the termination date.

On July 20, 2004 the Board of Directors reported the following:

-	Real estate leases with BBVA Banco in different cities of the country for an approximate annual rent of UF 22,479.

-	Real state leases with BBVA, Chile in different cities of the country for an approximate annual rent of UF 12,943 It was agreed that rents would be in accordance with those prevailing in the market.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
 Notes to the Consolidated Financial Statements

-	Advertisement barter with BBVA. As per the above, BBVA Provida will exchange with BBVA in the Diario Financiero newspaper and Radio Duna radio station an amount of MCh$17+VAT for publicity on channel 13 on TV for the same amount.

-	Modification of the contract for services rendered to Sociedad PreviRed.com on April 7, 2004, adding services for provision of historical pension information to active affiliates, pensioners and deceased people for UF80.04+VAT, as well as automatic transfer of files for UF44.62 + VAT - The General Manager informed that these modifications are equal to those ones subscribed with PreviRed.com by the rest of AFPs.

On September 21, 2004 the following was reported:

-	As per the payment policy applied this year to the distribution of dividends, in October an interim dividend charging income of the current year.

-	The Board of Directors as per the above will distribute a final dividend equivalent to 90% of 2004 profits, as well as a temporary dividend for Ch$30 per share charging net income of the period whose payment will be made on October 22, 2004 to the shareholders listed as of October 16.

-	To appoint Deloitte & Touche’ as external auditors in accordance with the policy of BBVA Group as per the rules established by the Sarbanes Oxley Act of USA.

Sale of Provida Internacional stake in AFP Crecer in El Salvador.

The General Manager informed that he is negotiating the total sale of AFP Provida Internacional in AFP Crecer El Salvador in conjunction with the stake that BBVA Group has in that entity.

The Society would be assessed for MUS$64. Thus, Provida Internacional would receive about MUS$12.2 for its equity interest representing 19% of AFP Crecer.

The investment of Provida Internacional in AFP Crecer has been of a financial nature of MUS$ 3.95. Moreover, this operation would represent for Provida Internacional about MUS 3,1.

On October 13, 2004 BBVA Provida S.A. informed the Superintendency of Pension Funds about the sale of its total equity interest in AFP Crecer S.A. in El Salvador to Sociedad Fondo Universal S.A. de C.V. The total value of the sale was US $12,227,062.02. The impact of this operation in results will be determined once the adjustment price be established as well the corresponding tax liquidation in El Salvador.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES
 Notes to the Consolidated Financial Statements

On October 19, 2004 the Board of Directors agreed the following:

-	Rental contracts to and with BBVA Banco of different real estate parcels in Santiago, Viña del Mar and Coyhaique. The total amount that BBVA will pay to BBVA Provida was established as UF 181.05. Likewise AFP BBVA Provida S.A. will pay to BBVA UF 204.16.

-	Collaboration Agreement with BBVA Corredora Técnica de Seguros to grant free advisory services to BBVA Provida’s affiliates when they request it specifically in relation to information about Insurances Companies that offer life annuities services as well the characteristics and operations of the insurance market. On the contrary, BBVA Provida will grant pension advisory services to BBVA Corredora de Seguros’clients, when they require it in order to find a appropriate solution to their pension needs.

Sale of AFP Crecer in El Salvador.

The General Manager reported the total sale of the stake of Provida Internacional in AFP Crecer in El Salvador carried out on October 12, 2004 to the Fondo Universal S.A. de C.V. The total price of this sale was US$ 12,227,062.02.

The impact of this operation in results will be determined once the adjustment price is established as well the corresponding tax payment in El Salvador which is estimated in MUS $ 3.1.

The General Manager also reported that the sale carried out by Provida Internacional was included in the merger carried out by BBVA and other minority shareholders of AFP Crecer.

In the Board of Directors’ meeting on November 23, 2004, the following was agreed to:

Capital increase in “Servicios de Administración Previsional S.A.” (PreviRed.com) for an amount of MCh$1,200 of which BBVA Provida S.A. will subscribe and pay 37.87% of the shares.

BBVA Seguros de Vida S.A. was awarded the Life and Disability Insurance contract indefinitely from January 1, 2005 onwards.

On December 21, 2004, the rental of the 9th floor of the building at 1490 Agustinas Street, Santiago for a monthly amount of UF 93.15 was agreed upon.

On September 8, 2004, BBVA Provida through Provida Internacional S.A. has approved the merger by absorption of AFP Porvenir S.A.by BBVA Crecer, both of them in the Dominican Republic. As a consequence, Provida Internacional remains with a share of 35% of the equity interest of BBVA Crecer.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•	On November 24, 2004 the Board of Director of BBVA Provida S.A. in the meeting held on November 23, 2004 agreed to award to public bid of the Life and Disability Insurance Contract to BBVA Seguros de Vida S.A, which will be extendable for a indefinitely period from January 1, 2005 for a monthly amount of UF 2,150.

NOTE 41.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which differ in certain significant aspects from generally accepted accounting principles in the United States of America (U.S. GAAP).

This presentation is in accordance with Item 8 of Form of 20-F of the Securities and Exchange Commission’s rules and regulations.

The Company has restated its net income reconciliation to U.S. GAAP for the years ended December 31, 2002 and 2003, its shareholders’ equity reconciliation as of December 31, 2003, its opening shareholders’ equity as of January 1, 2003 and its other comprehensive income for the years ended December 31, 2002 and 2003.

I       Differences in Measurement Methods

The principal methods applied in the preparation of the accompanying consolidated financial statements that have resulted in amounts which differ from those that would have otherwise been determined are as follows:

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

Price level restatement is not eliminated from the reconciliations to US GAAP, as allowed under Item 17 of Form 20-F of the Securities and Exchange Commission’s (the “SEC”) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin No. 64 is accepted for reporting on Annual Reports on Form 20-F.

b. Translation of financial statements of investments outside of Chile:

BBVA Provida's operations outside of Chile are not considered extensions of the parent company's operations and are therefore remeasured into U.S. dollars under Technical Bulletin No.64 as follows:

  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.
  All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Minimum dividend:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, BBVA Provida must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that BBVA Provida has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been included in the US GAAP reconciliation in paragraph m. below, whenever, and to the extent that, interim dividends paid are not at least equal to the 30% minimum dividend. For Chilean GAAP purposes, the dividend its not recorded until declared in the shareholders’ meeting in April of the following year.

d. Marketable securities:

Under Chilean GAAP, mutual funds, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments are classified as available for sale and are recorded at fair market value. Unrealized gains and losses on such investments are reflected, net of tax, as other comprehensive income as a separate component of shareholders’ equity. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2002, 2003 and 2004, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

e. Investments in related companies

Through December 31, 2003, under both Chilean and US GAAP, investments in which the investor can exercise significant influence over the investee's operating and financial policies are recorded using the equity method of accounting. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee lead to a refutable presumption that the investor has the ability to exercise significant influence. Under US GAAP, the threshold is considered to be 20% or more.

Starting on January 1, 2004, with the mandatory adoption of Technical Bulletin N°72, investments of 20% to 50% were presumed to represent investees over which the Company had significant influence. Any equity-method investee between 10% and 20% participation adopted as its cost basis its recorded value at December 31, 2003. (See Note 41.I.o. for corrections of errors related to investments in related companies for the years ended December 31, 2002 and 2003 and on opening shareholders’ equity at January 1, 2003).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

f. Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over the maximum 20-year period, the period of the estimated return on investment.

Under US GAAP, effective January 1, 2002, BBVA Provida adopted SFAS N°142, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. No losses for impairment have been recorded as the result of the annual impairment tests required under SFAS 142.

Therefore, the US GAAP difference relates to the reversal of the amortization of goodwill under Chile GAAP.

g. Business combinations

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

In August of 2003, the Company exchanged its 20% interest in AFP Porvenir Colombia for a 99.99984% share in AFP Porvenir S.A. in the Dominican Republic and boot of MCh$7,973.

The gain on the sale of AFP Porvenir Colombia for U.S. GAAP purposes differed from that recorded under Chile GAAP for the basis difference in goodwill. The transaction was recorded using fair value purchase accounting under U.S. GAAP.

The acquisition of the participation in AFP Porvenir S.A. in the Dominican Republic, for Chilean GAAP purposes, generated goodwill representing the difference between the carrying values of the assets acquired and the liabilities assumed and the purchase price (ThCh$7,191). This goodwill (as adjusted for the subsequent merger and explained below) is bring amortized over 20 years, the expected period of the return on the investments.

For U.S. GAAP purposes, the purchase of AFP Porvenir S.A. in the Dominican Republic resulted in the recording of an intangible asset of customer list. The useful life of the customer list was determined to be twenty – six years.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On September 8, 2004, the Company received approval for a merger between AFP Porvenir S.A. and BBVA Crecer AFP, both in the Dominican Republic, a transaction consummated in October 2004. The transaction required pooling of interests treatment for both Chilean GAAP and US GAAP (specifically, for US GAAP purposes under Accounting Interpretation No. 39). To effect the merger, the BBVA Group (Provida’s Parent) exchanged 35% of its interest in AFP BBVA Crecer for 35% of Provida’s participation in AFP Porvenir S.A. The merged entity therefore was held 35% by the BBVA Group, 35% by the Company, and 30% by a minority shareholder.

On September 23, 2004, the Board of Directors of Provida Internacional S.A. agreed to the sale of 100% of its equity interest in AFP Crecer in El Salvador. The sale was carried out on October 12, 2004. The Administrator recorded a gain on this sale of approximately US$3.0 million for Chilean GAAP purposes.

For US GAAP purposes, the gain on sale was recorded in a different amount due to the basis differences in goodwill on the sale date as reflected in the reconciliation in paragraph (m).

h. Derivatives:

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards Nº133 (“SFAS Nº133”), “Accounting for Derivative Instruments and Hedging Activities”. In June 1999, the FASB issued Statement Nº137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement Nº133”. In June 2000, the FASB issued Statement 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement Nº133”. In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging contracts under FAS 133. SFAS No.133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS Nº133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

SFAS N° 133, in part, allows special hedge accounting for “fair value” and “cash flow” hedges. SFAS N° 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statement. For US GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contracts in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. Under US GAAP, the Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. The only embedded derivative instrument requiring bifurcation related to the financial guarantee (“encaje”) that becomes payable if the rate of return falls below market value.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph (m) below.

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting, mark to market adjustments are flowed through the income statement. No such contracts were in place as of December 31, 2004. The adjustment to net income for the year ended December 31, 2003 and shareholders’ equity as of December 31, 2003 for the then-existent contracts are reflected in paragraph (m).

i. Deferred income taxes

Beginning on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin N° 60 of the Chilean Association of Accountants, recognizing, using the balance sheet method, the deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not recorded, Technical Bulletin N° 60 provides for a period of transition, while at the same time recording the deferred taxes using the balance sheet method. Under this transitional provision, a contra asset or liability has been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with SFAS N°109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from income on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders’ equity of the Company is included under paragraph (m) below.

Additionally, certain U.S. GAAP adjustment generate tax effects which are included in paragraph (m) below.

j. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Protección in 1999 and other Chilean companies (Note 14.b.) was determined as the difference between the book value of the assets acquired and the liabilities assumed and the purchase price.

Under U.S. GAAP, the goodwill for those Chilean acquisitions is classified as intangible assets with definite lives, customer lists. The weighted average life of the customer lists is slightly longer than the amortization period of 20 years (and 26 years for the customer list in the Dominican Republic) for Chilean GAAP purposes. For the years ended December 31, 2004, 2003 and 2002 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

k. Mandatory investments

The 1% mandatory investment is accounted for as described in Note 6 for Chilean GAAP purposes. For US GAAP purposes, due to the highly liquid nature of the investment and the Company's intentions, the mandatory investment would be classified as "trading securities" under SFAS 115 with changes in fair value recorded in the income statement. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the US GAAP reconciliation in Note 41(m).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

l. Financial guarantee:

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A. Under Financial Accounting Interpretation 45 and Financial Accounting Standards Board Concept No. 7, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 35a.

m. Effect of Conforming to US GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States of America are as follows:

		2002	2003	2004	2004
		(As	(As
		restated)	restated)
		MCh$	MCh$	MCh$	ThUS$

Net income Chilean GAAP		35,050	32,805	27,246	48,881
Derivatives	(h)	-	(1,357)	(770)	(1,381)
Deferred income taxes	(i)	(596)	(674)	2	3
Sales of AFP Porvenir Colombia	(g)	-	(115)	-	-
Sales of AFP El Salvador	(g)	-	-	(76)	(136)
Reversal of amortization of goodwill	(f)	1,015	960	1,024	1,836
Effects of deferred income taxes and US GAAP adjustment	(o)	557	(917)	(1,377)	(2,471)
Disability insurance expense	(o)	(3,482)	5,560	8,098	14,528

Net income in accordance with US GAAP		32,544	36,262	34,147	61,262
Other comprehensive (loss) income:
Cumulative translation adjustments determined
under Chilean GAAP		2,012	(6,732)	(3,161)	(5,671)

Comprehensive income in accordance with US
GAAP		34,556	294,530	30,986	55,591

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The adjustments required to conform shareholder’s equity amounts with accounting principles generally accepted in the United States are as follows:

		2003	2004	2004
		(As restated)
		MCh$	MCh$	ThUS$

Net Equity in accordance with Chilean GAAP		177,132	173,107	310,562
Minimum Dividend (30% of net income less
interim dividends paid)	(c)	(1,716)	-	-
Gain on sale of Afore Profuturo, net	(g)	19,394	19,394	34,794
Gain on sale of Porvenir Colombia	(g)	(115)	(115)	(206)
Gain on Sale of Crecer El Salvador	(g)	-	(76)	(136)
Derivatives	(h)	770	-	-
Disability Insurance expense	(o)	(6,721)	-	-
Deferred income taxes	(i)	(14,987)	(14,985)	(26,884)
Reversal of amortization of goodwill	(f)	1,975	2,999	5,380

Net Equity in accordance with US GAAP		175,732	180,324	323,510

The following summarizes the changes in shareholder’s equity under US GAAP during the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004	2004
	(As restated)
	MCh$	MCh$	ThUS$

Balance at January 1 (as restated)	173,480	175,732	315,271
Dividends paid	(26,319)	(28,110)	(50,431)
Accrual for mandatory dividends,
previous year	757	1,716	3,079
Accrual for mandatory dividends, closing
date	(1,716)	-	-
Net income in accordance with US
GAAP	36,262	34,147	61,262
Other comprehensive loss	(6,732)	(3,161)	(5,671)

Balance at December 31,	175,732	180,324	323,510

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

n. Reclassification for US GAAP purposes – Balance sheet

As of December 31, 2004, 2003 and 2002 the goodwill generated on the acquisition of AFP Protección and other companies (Note 14) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders equity under US GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Goodwill:
AFP Protección	57,233	53,689	50,168
AFP Unión	8,334	7,795	7,257
AFP El Libertador	985	907	828
AFP Porvenir (Dominican Republic)	-	9,095	5,117

Customer list	66,552	71,486	63,370

Amortization expense for the years ended December 31, 2002, 2003 and 2004 was MCh$4,374. Estimated amortization expenses for customer list for the next five years is estimated as follows:

MCh$

2005	4,332
2006	4,332
2007	4,332
2008	4,332
2009	4,332

21,660

o. Correction of an error

The Company has determined that certain restatements as described below to its U.S. GAAP shareholders equity and net income reconciliations from Chilean GAAP to US GAAP as of December 31, 2003 and 2002 and for the two years in the period ended December 31, 2003 and other comprehensive income under US GAAP. Opening shareholders’ equity at January 1, 2003 is also being restated.

	For the year	For the year
	ended	ended
	December 31, 2002	December 31, 2003

	ThCh$	ThCh$
Net income, as previously reported under U.S. GAAP (monetarily
corrected)	32,543	28,817
To reverse adjustments made to reflect equity-method investees under
Chile GAAP as cost-method investees under US GAAP (1)	2,926	2,802
To reflect allocation to prior years of adjustments to disability
insurance expense (2)	(3,482)	5,560
To reflect deferred tax effects of above adjustments	557	(917)

Net income as restated under US GAAP	32,544	36,262

These changes would result in earnings per share restatements as follows:

	For the year	For the year
	ended	ended
	December 31, 2002	December 31, 2003

	Ch$	Ch$

Earnings per share, as previously reported and monetarily corrected	98	87
Adjustments to correctly reflect equity-method investees	9	8
Adjustment to correctly reflect disability insurance expense	(11)	17
Deferred tax effects	2	(3)

Earnings per share, as restated	98	109

Opening shareholders equity is also being restated to reflect the cumulative effects as at January 1, 2003 for the adjustments mentioned above;

As of January
Opening Shareholders’ equity	1, 2003

As previously reported and monetarily corrected	179,159
Cumulative adjustments to correctly reflect equity-method investees	5,889
Cumulative adjustment to correctly reflect the accrual for disability insurance expense
as of January 1, 2003	(11,365)
Other comprehensive income	(203)

173,480

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of
December 31,
Shareholders’ Equity	2003

Shareholders equity as previously reported and monetarily corrected	173,713
Adjustments made to reflect the effects of adjustments described on opening shareholders’ equity	(5,476)
Adjustments to correctly reflect certain investments as equity-method investees	5,728
Adjustments to correctly reflect disability insurance expense	2,078
Adjustments for deferred tax effects on the above	(360)
Adjustments to other comprehensive income	49

Shareholders' equity as restated	175,732

	For the	For the
	year ended	year ended
Other Comprehensive Income	Dec. 31, 2002	Dec. 31, 2003

Other comprehensive income, as previously reported and
monetarily corrected	34,655	21,832
Adjustments to net income as per above to		7,445
To reverse other comprehensive income incorrectly recorded	(100)	253

Other comprehensive income as restated	34,555	29,530

No accumulated comprehensive income related to U.S. adjustments existed as of January 1, 2002.

(1)	The Company previously reversed for U.S. GAAP purposes adjustments made in Chile GAAP to present certain investments in related parties between the 10 and 20% participation level as the Company did not have significant influence. Specifically, for the Company s investments in AFP Horizonte and AFP Porvenir in Colombia, certainly commonly controlled entities of the BBVA group in Spain into whose U.S. GAAP balance sheet the Company is consolidated hold additional interests which would qualify these companies as equity-method investees. Therefore, the previously booked reversals of the equity income adjustments made in Chile GAAP are being reversed as corrections of errors in the US GAAP reconciliations as above.

(2)	Management of the Company has determined that its disability insurance expense and the associated provision were not correctly stated for the two years in the period ended December 31, 2003 as certain variables such as mortality, time period of disability, family circumstances of disabled persons, and the discount rate associated with the calculation were not updated when performing the year-end calculations. Additionally, the Company is allocating certain adjustments made to the Company's disability insurance expense to prior years. The Company has reflected these adjustments in its Chilean GAAP financial statements in its current year results as required by the Superintendency of Pension Fund Administrators, its governing regulatory body in Chile. The Company is allocating these adjustments to prior years and opening shareholders’ equity as required under U.S. GAAP.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

II Additional disclosure requirements

a. Earnings per Share and per ADS:

The following discloses earnings per share as required under US GAAP:

	Year ended December 31,
	2002	2003	2004	2004
	(As	(As
	restated)	restated)

Earning per share:
Basic and diluted earnings per share under US
GAAP	Ch$98	Ch$109	Ch$103	US$0.18
Weighted average number of shares of
common stock outstanding (in thousands of
shares)	331,317	331,317	331,317	331,317

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The basic and diluted earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year.

b. Income statement - U.S. GAAP:

	2002	2003	2004
	(As restated)	(As restated)
	MCh$	MCh$	MCh$

Operating revenues:
Fee income	98,248	102,752	107,935
Gain on mandatory investments	5,030	10,051	10,699
Other operating revenues	2,702	3,219	3,216

Total operating revenues	105,980	116,022	121,850

Cost of services provided:
Operating expenses	(63,997)	(68,965)	(71,384)
Amortization of customer list	(4,089)	(4,157)	(4,087)
Other	(227)	(325)	-

Gross margin	37,667	42,575	46,379
Administrative expenses	(8,066)	(9,813)	(11,610)
Selling and marketing expenses	(722)	(735)	(595)

Income from operations	28,879	32,027	34,174

Other revenues (expenses):
Interest expense	(1,550)	(1,394)	(1,896)
Investment income	180	56	37
Other income, net	585	(584)	1,735
Gain on sale of AFPC Porvenir Colombia	-	8,685	-
Gain on sale of AFP Crecer El Salvador	-	-	2,263
Gain on sale of 30% AFP Porvenir Rep.
Dominicana	-	-	508
Price level restatement	(1,832)	(797)	(1,209)
Foreign exchange gain (loss)	(145)	1,017	1,538

Income before provision for income taxes	26,117	39,010	37,152

Income taxes	(3,627)	(9,928)	(8,120)

Net income	22,490	29,083	29,032

Equity method investee income	10,054	7,179	5,115

Net income	32,544	36,262	34,147

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Cash Flow Information

Certain reclassifications would be made to the line items of the Chilean GAAP cash flow statement, to show the presentation as would be required under a US GAAP format. These reclassifications are: 1) the reclassification of certain items not qualifying as cash equivalents under U.S. GAAP to investments in marketable securities, net and 2) reclassification of dividend income from financing activities in Chile GAAP to operating activities in U.S. GAAP (the column labeled “US GAAP” presents amounts using US GAAP format although the amounts displayed have been determined in accordance with Chilean GAAP):

			Reclassifications
		Chile GAAP	(1)	(2)	US GAAP
		(As restated)	As explained	As explained	(As
			above	above	restated)

		MCh$	MCh$	MCh$	MCh$
Cash (used in) provided by operating
activities
	2002	28,867		8,735	37,602
	2003	34,847		12,738	47,585
	2004	27,095		9,425	36,520
Cash (used in) provided by investing
activities
	2002	(3,357)			(3,357)
	2003	10,356			10,356
	2004	5,641			5,641
Cash (used in) provided by financing
activities
	2002	(25,079)		(8,735)	(33,814)
	2003	(44,780)		(12,738)	(57,518)
	2004	(30,657)		(9,425)	(40,082)
Cash equivalents at end of period
	2002	1,550	(32)		1,518
	2003	1,298			1,298
	2004	3,464			3,464

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•	Marketable securities

The fair of marketable securities is based on quoted marked prices of the common stock held and equals carrying value.

•	Accounts receivable

Due to the short-term nature of the receivables, fair value approximates the carrying value. These receivables consist of Receivables from Pension fund, Receivables from insurance companies, receivable from state miscellaneous receivables, accounts and fees receivable.

•	Long-term debt

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,
	2003		2004
	Carrying	Fair value	Carrying	Fair value
	Amount		Amount
	MCh$	MCh$	MCh$	MCh$

Cash	98	984	1,794	1,794
Time deposits	314	314	538	538
Marketable securities	92	92	1,224	1,224
Accounts receivable	10,495	10,495	9,195	9,195
Receivables due from related	1,239	1,239	1,508	1,508
companies
Mandatory investment	94,559	94,559	105,338	105,338
Accounts payable and other	48,234	48,234	56,105	56,105
Notes and accounts due to	3,143	3,143	-	-
related companies
Long-term liabilities:
Obligations with banks and	1,734	1,663	-	-
financial institutions
Derivatives instruments	4	4	-	-

d. Income taxes

The provision for income taxes charged to the results of operations determined in accordance with USGAAP is as follows:

	2002	2003	2004
	(As	(As
	restated )	restated )
	MCh$	MCh$	MCh$

Current tax expense under Chilean GAAP	4,095	7,112	6,350
Deferred income taxes as determined under
Chilean GAAP	(507)	1,224	395

Total income tax provision under Chilean
GAAP	3,588	8,336	6,745
Deferred tax effect applying SFAS N°109	39	1,591	1,375

Charge for the period under US GAAP	3,627	9,928	8,120

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

Deferred income taxes consist of the following as of December 31, 2003 and 2004:

	Short-term		Long-term
	2003	2004	2003	2004
	MCh$	MCh$	MCh$	MCh$

Deferred income tax assets:
Accrued life and disability	(266)	(1,056)	-	-
insurance
Accrued vacation	194	222	-	-
Leased assets, net	(3)	(3)	(73)	(68)
Leasing obligations, net	13	18	76	69
Provision	-	-	76	60
Other deferred income taxes	14	19	-	-

Total deferred income tax assets	(48)	(800)	79	61

Deferred income tax liabilities:
Derivatives	-	-	445	-
Severance indemnities	53	67	13	67
Gains on mandatory investment	-	-	6,049	6,940
Customer list	675	695	9,911	9,208
Other deferred income taxes	32	34	1,136	1,386

Total deferred income tax
liabilities	760	796	17,554	17,601

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with US GAAP, as a result of the following differences:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31,
	2002	2003		2004
	(As restated)	(As restated)
	MCh$	MCh$		MCh$

Pretax income in accordance with US
GAAP	36,171	46,189		37,152
Statutory tax rate	16%	20.96	%(1)	20	%(2)

Statutory tax rate applied to pretax
income	5,787	10,604		7,464
Permanent differences	(2,143)	(587)		(932)
Price - level adjustments	(17)	(90)		(276)

Income tax expenses	3,627	9,927		8,120

(1)	The statutary rate in the year ended December 31, 2003 does not equal 16.5% because of the sale of the 20% participation of AFP Porvenir Colombia S.A. which was subject to a special tax rate of 35%.

(2)	Reflects weighted average tax rates for all entities in the consolidated group, foreign or Chilean.

e. Advertising expenses

Advertising expenses are as follows:

	For the year ending December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$

Total expenses	108	166	155

f. Goodwill

For U.S. GAAP purposes, the following is carried as goodwill.

	2002	2003	2004
	Goodwill, net	Goodwill, net	Goodwill, net
	MCh$	MCh$	MCh$

AFP Afore Bancomer (Mexico)(1)	35,133	35,133	35,133
AFP Crecer (Salvador)	662	662	-
AFP Genesis (Ecuador)	494	494	494
AFP Horizonte (Perú)	455	455	455
AFP Porvenir (Colombia)	1,182	-	-

Total	37,926	36,744	36,086

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1) For U.S. GAAP purposes and Chilean GAAP purposes, AFP Afore Bancomer (Mexico) is carried as an equity- method invester as entities under common control with the BBVA Group in Spain also have ownership interests.

During the year ended December 31, 2003, the Company exchanged its interest in its equity-method investee, AFP Porvenir Colombia S.A. The gain on sale included goodwill of M$1,182. During the year ended December 31, 2004, the Company sold its equity method investment in AFP Crecer, El Salvador. The gain on sale included goodwill of M$662.

For the years ended December 31, 2002, 2003 and 2004 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment loss for U.S. GAAP purposes has been recorded on this goodwill.

g. Guarantees

The Company has not recorded an obligation for its guarantee to its equity method investee, Administradora de Fondos de Cesantía de Chile S.A., due to the insignificance of the amount. See Note 35 for related disclosure.

III. Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not antitipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December 16, 2004, FASB issued Financial Accounting Standards N°153, Exchanges of Non-monetary Assets, an amendment of APB Opinion N°29, Accounting for Non-monetary Transactions (“FAS 153”). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under FAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. FAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

The Financial Accounting Standards Board (FASB) has issued Statement N°154, Accounting Changes and Error Corrections, a replacement of APB Opinion N°20 and FASB Statement N°3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Statement N°154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement N°154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006.

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FIN 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement N°143, Accounting for Assets Retirement Obligations, refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. The Interpretation provides that an entity would have sufficient information to make a reasonable estimate of the fair value of the obligation under the obligation under the following circumstances:

  It is clearly evident that the acquisition price of the assets embodies the fair value of the obligation,
  An active market exits to transfer the obligations, or
  The Company has sufficient information to apply an expected present value technique.

The Interpretation also provides indicators that would preclude an entity from recognizing a liability for such obligations because the timing and (or) method of settlement are uncertain. These are:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

  When the settlement date and the method of settling the obligation have not been specified by others (e.g., contract, law or regulation), or
  When the Company does not have sufficient information to reasonably estimate:
    The settlement date or range of potential settlement dates,
    The method of settlement or potential methods of settlement, and
    The probabilities associated with potential settlement dates and methods of settlement.

The Company does not believe that the adoption of this pronouncement will have an effect on its financial condition, operations or cash flows.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. Retrospective application is permitted, but is not required. Early adoption of this Interpretation is encouraged.

NOTE 42. SUBSEQUENT EVENTS

On February 15, 2005 the Superintendency released a statement through Note 3,228 concerning the adjustment proposed in Note 8f reporting that it was not possible to charge the adjustment against retained earnings at the beginning of the period, but against results of 2004.

On February 17, 2005, the legal advisors reported modifications in some suits, for which provisions were made as of December 31, 2004 (see Note 35 d. Litigation)

According to the Administration, there are no other subsequent events or circumstances at year-end and to the date of issuance of these financial statements, that could significantly affect the financial statements of the Administrator.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 43.    CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. meets the requirements of SEC Rule 4-08 (g) for condensed financial information as presented below.

CONDENSED FINANCIAL INFORMATION

     Administradora de Fondos para el Retiro Bancomer S.A. de C.V.
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

	As of December 31,
	2002	2003	2004
Condensed balance sheet:	MCh$	MCh$	MCh$

Current assets	67,089	42,451	48,273
Fixed assets	1,548	881	613
Noncurrent assets	88,426	92,407	79,098

Total assets	157,063	135,739	127,984

Current liabilities	55,510	42,024	32,304
Noncurrent liabilities	-	-	-
Equity	101,553	93,715	95,680

Total liabilities and equity	157,063	135,739	127,984

	As of December 31,
	2002	2003	2004
Condensed income statement:	MCh$	MCh$	MCh$

Net sales	182,057	140,319	121,581

Net income	82,055	54,465	53,804