Form 20-F
period 2005-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2006-06-30
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______.

Commission file number: 001-13406

Administradora de Fondos de Pensiones Provida S.A.
(Exact name of Registrant as specified in its charter)

Provida Pension Fund Administrator Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Pedro de Valdivia 100
Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, without nominal (par) value	New York Stock Exchange*
American Depositary Shares each representing fifteen shares of Common Stock,	New York Stock Exchange
without nominal (par) value

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:	[None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	[None]
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Stock, without nominal (par) value — 331,316,623 Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.	☐ Item 17 ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes ☒ No

PRESENTATION OF INFORMATION

     In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars, references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to million Chilean pesos, and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. At December 31, 2005, one UF was equivalent to Ch$17,974.81. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2005, which was Ch$512.50 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2005, by adjusting year by year inflation.

     The terms “AFP Provida”, “Provida”, “BBVA Provida” and “the Company”, unless the context otherwise indicates, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

     The term “Authority” and “SAFP” means the Superintendency of Pension Fund Administrators, the principal regulator of Chile’s pension system.

     The term “billion” means one thousand million (1,000,000,000).

     In this annual report and related to Provida’s business, the term “affiliate” means a client that has made contributions at least once to his individual capitalization account, while “cotizante” or “contributor” means an affiliate periodically makes pension contributions. The term “individual capitalization account (ICA)” means for each affiliate the account where he maintains his mandatory savings invested in shares of the selected pension fund until the age of retirement.

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report on Form 20-F and include statements regarding intent, belief or current expectations of our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and (iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as “anticipate”, “believe”, “expect”, “intend”, “risk”, “could”, “may”, “seeks”, and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Annual Report on Form 20-F, including, without limitation, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk”.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents selected financial data and operating information for Provida as of the dates and for each of the periods indicated. The 2002, 2003, 2004 and 2005 financial information is derived from our audited financial statements as of December 31, 2002, 2003, 2004 and 2005 included herein.

     The audited consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in certain significant aspects to U.S. GAAP. Note 41 to the audited consolidated financial statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005, between Chilean GAAP and U.S. GAAP.

     Pursuant to Chilean GAAP, the financial data in the following table for all periods are restated in constant Chilean pesos as of December 31, 2005. See Note 2 to the Audited Consolidated Financial Statements.

	As of and for the Twelve Months ended December 31,

	2001 (7)	2002 (7)	2003 (7)	2004	2005	2005
	(In millions of Ch$ and thosands of US$)(1)(2)
	Un-audited
	(6)

INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$

Chilean GAAP:
Operating revenues	110,827	113,392	121,818	127,411	139,618	272,425
Operating cost and expenses	(79,492)	(75,397)	(89,753)	(94,989)	(93,961)	(183,338)
Income from operations	31,335	37,995	32,065	32,423	45,656	89,086
Non-operating expenses – net	11,785	2,034	10,557	2,792	(2,141)	(4,177)
Income taxes	(13,167)	(3,717)	(8,636)	(6,988)	(8,702)	(16,979)
Extraordinary items	2,437	-	-	-	-	-
Net income	32,390	36,312	33,986	28,227	34,813	67,927
Earning per share and per ADS (3) (4)
Income from operations per share	94	115	96	97	138	0.27
Net income per share	97	110	103	85	105	0.20
Dividends per share and per ADS (4) (5)	76	88	82	77	95	0.18
Dividends per share and per ADS (in US$) (4) (5)	0.10	0.12	0.12	0.12	0.18	-

US GAAP:
Operating revenues	106,884	109,795	120,199	126,237	139,618	272,425
Operating cost and expenses	(82,271)	(9,877)	(87,019)	(90,832)	(98,124)	(191,461)
Income from operations	24,613	29,919	33,180	35,404	41,494	80,964
Non-operating expenses – net	37,631	7,555	14,673	8,384	2,874	5,608
Income taxes	(16,800)	(3,758)	(10,285)	(8,412)	(8,678)	(16,933)
Net income	45,444	33,716	37,567	35,376	35,689	69,637
Earning per share and per ADS (3) (4)	137	102	113	107	108	0.208

Weighted average number of shares outstanding	331,317	331,317	331,317	331,317	331,317
(in thousands)

	As of and for the Twelve Months ended December 31,

	2001 (7)	2002 (7)	2003 (7)	2004	2005	2005
	(In millions of Ch$ and thosands of US$)(1)(2)
	Un-audited
	(6)

INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$

BALANCE SHEET DATA

Chilean GAAP:
Current assets	8,727	10,409	16,104	16,415	16,639	32,466
Mandatory investment	80,389	85,152	97,963	109,130	117,708	229,674
Property, plant and equipment	26,391	25,358	27,416	26,789	25,723	50,191
Total assets	228,710	233,035	245,742	243,743	248,610	485,093
Total shareholders’ equity	172,120	183,764	183,509	179,339	185,634	362,213

US GAAP:
Current assets	10,931	10,409	16,104	16,415	16,639	32,466
Mandatory Investment	80,389	85,152	97,963	109,130	117,708	229,674
Property, plant and equipment	26,391	25,358	27,416	26,789	25,723	50,191
Total assets	210,484	211,275	245,742	243,743	248,610	485,093
Total shareholders’ equity	174,250	185,609	182,058	186,816	193,495	377,551

(1)	Except per share and per ADS data.
(2)	Amounts stated in US dollars as of December 31, 2005 or for the twelve months ended December 31, 2005 have been translated at the observed Exchange Rate of Ch$512.50 per US$1.00.
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during the year.
(4)	Calculated on the basis of one share per ADS.
(5)	Dividends per share and per ADS in Chilean pesos represent actual dividends paid adjusted for inflation to December 31, 2005. Dividends per share and per ADS in US dollars have been calculated based on the Chilean pesos paid and the Observed Exchange Rate as of each date of payment.
(6)	On January 22, 2004, the Company received a written communication from the Superintendency of Pension Funds Administrators requiring a restatement of the Company’s Chilean GAAP financial statements to more clearly match expenses and revenue related to changes in casualty rate experience for the disability and survival pension insurance premium. Certain restatements for the year ended December 31, 2001 were made by the Company related to the US GAAP correction of errors as disclosed by our US GAAP footnote. These numbers are un-audited.
(7)	On January 25, 2005, the Superintendency of Pension Fund Administrators through its Note N° 1,886 stated that the financial revenues from the life and disability insurance contract in the period should be classified as other operating revenues and were appropriately reclassified for the years ended December 31, 2001, 2002, 2003 and 2004.

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

Chilean pesos per US$1.00
Yearly amounts	Average rate

2001	634.94
2002	688.94
2003	691.54
2004	609.55
2005	559.86

Nominal Rate of Exchange (Chilean pesos per US dollar)

	Monthly
Months	Average	High	Low

December 2005	514.33	518.63	509.70
January 2006	524.48	535.36	512.50
February 2006	525.70	532.35	516.91
March 2006	528.77	536.16	516.75
April 2006	517.33	526.18	511.44
May 2006	520.79	532.92	512.76

     Source: Central Bank.

B. Capitalization and Indebtedness

     Not Applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

In addition to the information contained in this annual report, prospective investors should carefully consider the risks described below and the other information contained in this annual report. Provida’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

The economic situation in Chile significantly affects Provida’s results

     The main source of Provida’s operating revenues stems from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization account, which are compulsory for every salaried worker as long as there is a labor contract in force. They represent 88.5% of the total operating revenues for the year ended on December 31, 2005. As a consequence, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

     In fact, macroeconomic conditions have repercussions on the financial capacity of employers and/or entrepreneurs which might produce a drop in the number of employee-contributors or a lack of capacity for creating new jobs as well as increasing the taxable income of workers. Therefore, both variables –number of employee-contributors and average salaries, determine the salary base of the contributors and affect the Company’s results. An increase in the unemployment rate negatively affects Provida’s results and, depending on its magnitude, the impact could be significant.

     Additionally, Provida’s financial condition and operational results could also be adversely affected by changes in economic policies by the Chilean Government, political or economic developments in Chile or those affecting Chile. Changes in development of the Chilean economy could adversely affect Provida’s ability to develop its business strategy.

Pension Funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

     Pension Funds such as those managed by Provida are global investors and are therefore, affected by both the economies of neighboring countries as well as worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets. Foreign investments represent 30.8% of the total of Provida’s assets under management for the year ended on December 31, 2005. The worldwide economy could affect Provida’s returns obtained on mandatory investment and therefore its income.

Provida’s returns in foreign companies’ investments could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where they are located

     Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador, Mexico and the Dominican Republic representing 20.5% of Provida’s net income for the year ended on December 31, 2005. These foreign administrators are highly regulated which generates certain stability. However, Provida can not ensure that legal modifications in those countries where these subsidiaries are located could not affect its results. Further, given the high correlation between the results of the pension business and the economic conditions in the countries where the company operates, a change in the economic situation of those countries could affect Provida’s results.

     Likewise, in accordance with the accounting policies, particularly Technical Bulletin N° 64 issued by the Chilean Institute of Accountants, devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity in income of foreign affiliated companies recognized by Provida and therefore their respective return.

Provida has limitations on significantly increasing its market position

     Provida has maintained a leading position in the private pension system since its inception, which has currently led to market share over 40% in terms of clients and over 30% in terms of associated salary base. Given its market position and its relative size, it is highly probable that competitors will take steps towards attracting participants from Provida persuading them to transfer their funds and make contributions to other Pension Fund Administrators (“AFPs”) limiting Provida from significantly increasing its market share. A decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Provida is limited in its ability to improve the performance of its Pension Funds

     In addition to being associated with the leading position described above, Provida’s assets under management are very large with respect to the local capital market and the pension fund industry’s, totaling MCh$11,805,530 (US$23.3 billion) as of December 2005. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to affiliates. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its Pension Funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

     Additionally, if Provida’s pension fund returns do not achieve the legal minimum return established by law, due to any instability or uncertainty as was described above, the Company could lose part of its Mandatory Reserve to cover this difference. See “Item 4. Information on Provida – B. Business Overview – Principal Activities -Investment Services”. This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

Provida operates in a competitive environment

     In the 90s and before the merger and acquisitions process that reduced the number of AFPs in Chile, competitiveness in the Industry was evidenced through large sales forces and a high number of transfers among AFPs, with the obvious impact on sales expenses. Such situation reached its peak in 1997, when the Authority implemented regulatory changes aimed at formalizing the transfer process. As a result, the industry adopted a strategy focused on fee competition, transferring savings in commercial expenses on to affiliates through the gradual reduction of fees charged. Any further reduction in fees could have a negative impact on Provida’s operating revenues.

Despite a recent trend towards moderate deregulation of its industry, Provida continues to operate in a highly regulated market in which its flexibility to manage its business is limited

     Provida’s operations are regulated by the Pension Law and, to the extent applicable, Chilean corporation law. The Pension Law defines the line of business of pension fund administrators, so Provida is only permitted to engage in the administration of its Pension Funds and the rendering of related benefits. Furthermore, it is authorized to establish local affiliated corporations that may complement its line of business or invest in Pension Fund Administrators or entities located in other countries whose lines of business are related to pension matters.

     Regarding Pension Fund investments, Provida must invest such assets in accordance with the types of instruments and within the ranges of assets and maximum percentages allocated per investment and fund types authorized by the Pension Law.

     In addition, the Pension Law requires each AFP to maintain a minimum reserve fund called Mandatory Investment equal to 1% of the value of each pension fund under management. Also, it must provide a minimum real return over investment for each of its pension funds based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. However, through the implementation of the Multiple Funds, the minimum return requirement has been designated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B) a larger margin to achieve the requirement. In fact, if a fund’s annualized real return for a certain period of time were, in a specific month, lower than the minimum return, the Administrator must cover the difference within a 5-day period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If an AFP fails to observe either the minimum reserve fund requirement or the minimum return requirement, it will eventually be dissolved in accordance with the Pension Law.

Provida’s business and results of operations may be affected by changes in laws, regulation or Chilean government’s proposals

     Government authorities and members of parliament have been discussing modifications in order to improve the private pension system. One suggestion is to increase the pension coverage to include self-employed workers, which could increase the casualty rate of Provida’s client portfolio since these potential clients have a different contribution profile. Other suggested modification would permit the entrance of new participants, such as banks and insurance companies, to the private pension system. This measure, if adopted, would increase the number of Provida’s competitors. In addition, the Authority seeks to make the fees charged by AFPs easier to compare with other fees charged by other entities in the fund administration business. The latter could result in a change of fee structure of AFP’s affecting Provida’s operating revenues.

     As described in “Item 4. Information on the Company - Business Overview-New Legal Developments” a Commission designated by the new government is currently discussing proposals intended to improve the pension system, related to increasing (i) competition in the pension industry allowing the entrance of new participants to administer the pension funds in order to reduce fees charged to affiliates, (ii) both pension coverage and social security to self-employed workers, as well as, to improve pension coverage and social security for dependent workers; and (iii) the flexibility of the rules to pension fund investments in order to obtain the highest returns.The Company does not anticipate that in the near future the implementation of these changes in the law will have a material impact on its financial portfolio.

     Future changes in laws or regulations in Chile may have a negative effect on AFP Provida’s financial results.

Life and Disability Insurance is the main component of operating expenses so an increase in the casualty rate of a client’s portfolio, or future changes in the market conditions or in the assumptions of our predictive model, could materially adversely affect the Company’s results of operations

     Provida by law is obligated to provide life and disability benefits to its affiliates and is required to obtain insurance to support this obligation. Provida's insurance policy covers its life and disability payment obligations above a certain casualty rate level that is negotiated with the insurance company. Provida pays all casualties up to the maximum rate specified in the contract (1.10% under a contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for an undefined term). In addition, if the insurance company were to be unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, fluctuations in Provida's estimates of what the actual casualty rate will be for any given period—which determine the expenses and provisions Provida will be required to record—significantly affect Provida's results of operations. If Provida used different assumptions to calculate the casualty rate, our results of operations could be materially adversely affected. See “Item 4—Information on the Company—Business Overview—Primary Expenses” and “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Accounting of Life and Disability Insurance Costs,” for more information on how we estimate the casualty rate.

Provida is exposed to the credit risk of its insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

     Under Provida’s 2004 and 2005 insurance policies, the insurer was required to cover all life and disability benefits in excess of 1.10% and 1.27% respectively, of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar event) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. The occurrence of any of the foregoing could cause Provida to bear material additional costs which could materially affect Provida’s results.

Item 4. INFORMATION ON THE COMPANY

A. History and Development

     Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile, on April 6, 1981, under number 6,060 subsection 3,268. Provida’s by-laws specify that the Company shall have duration of one hundred years, beginning on the date on which its existence was authorized. Provida’s registered office is located at Av. Pedro de Valdivia 100, 16th floor, Providencia, Santiago, Chile. Provida’s telephone number at that location is (56-2) 351-1200. Provida’s internet address is www.bbvaprovida.cl.

     Provida is the largest and one of the oldest private pension fund administrators operating in the Republic of Chile and has occupied a leading position in the Chilean private pension industry since its inception. As of December 31, 2005, Provida is the largest of the six AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management (“AUM”), affiliates’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system.

     At the end of the 90s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs in an attempt to increase market share and achieve economies of scale. Provida purchased and merged with AFP Unión and AFP Protección S.A. in 1998 and 1999, respectively. Management considers the above mergers as successful given that Provida sustained an increase in its market shares through these acquisitions. In figures, the latter is reflected by the increase in market share from 29% before the merger to approximately 40% in terms of affiliates and from 20% to approximately 30% in terms of assets under management.

     Additionally, since 1993, Provida started to take part in the process of establishing private pension systems in other countries in Latin America. At the end of the 90s Provida had equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its affiliate Provida Internacional. In 1999, BBVA Group purchased a controlling interest in Provida and since 2001 the Company has participated with BBVA Group under a joint strategy to boost the pension holdings together in Latin America.

      In 2001, Provida sold its 14.45% interest in the Mexican company AFORE Profuturo S.A. de C.V., a sale that allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.5% stake in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”). Additionally, during September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A. (“AFP Génesis”), a leader in the Ecuadorian fund management industry, through the purchase of 75% of the company that was owned by Filanbanco. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

     In 2003, Provida sold its 20% equity interest in AFPC Porvenir S.A. in Colombia to AFPC Porvenir’s controlling shareholder, the Sarmiento Group. This decision was based on the facts that the Colombian market has matured in the context of changes in regulations and Provida did not have management control of the company while the BBVA Group had a controlling position in another AFPC in Colombia (AFPC Crecer). In conjunction with this transaction, Provida acquired a 100% stake in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and its minority shareholders, a transaction that contemplated the future merger of AFP Porvenir with BBVA Crecer, the AFP of the BBVA Group in that country. In April 2004, a 30% stake in AFP Porvenir in the Dominican Republic was sold to the local investor Group “Grupo Progreso” and the merger of this company with BBVA Crecer AFP was consummated in September 2004. Currently Provida holds a 35% equity interest in BBVA Crecer AFP.

     Finally, in October 2004, Provida Internacional sold its 19% equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, a transaction that was triggered by a mature market with moderate growth perspectives.

     During 2005, there were no significant events regarding Provida’s investments, either local and foreign.

     Regarding local investments, Provida became an important shareholder of Value Depositary Center (“DCV”) and PreviRed.com, the latter being an electronic collection company for pension contributions. Furthermore, a consortium composed of all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) in January 2002.

     In local terms, it is worth noting important improvements implemented from 2002 onwards in the Pension Fund Industry starting with Voluntary Pension Saving and Multiple Funds. The mechanisms of Voluntary Pension Savings (“APV”) starting March 1, 2002, were modified by providing new incentives for additional retirement savings, also allowing other financial institutions different from the AFPs to administer them. At the end of 2002, about 277,000 people had contracted APV plans, whereas at December 2005 the number of administered accounts had grown 56% to 432,000. In this context based on figures provided by the Authority, the AFPs continue to lead this market with a market share of 76% in assets under management and 80% in number of accounts, followed by insurance companies with 9% and 12% of market share in each variable. Regarding market share within the AFP industry, Provida has 35% of the administered accounts and 17% of the associated funds at December 2005.

     The Multiple Pension Funds law, partially in effect since March 2002 and in full effect since August 1, 2002, increased from two to five the number of investment portfolios offered to affiliates from AFPs in connection with pension savings (funds Types A, B,C, D and E). The affiliates can freely choose among any of these alternatives under some restrictions. The difference among the funds stem from the percentage of variable income invested, allowing AFPs to widen the range of investment alternatives offered with respect to voluntary pension savings. In this way, AFPs are able to offer a better inducement of diversification to their clients and therefore to be more competitive with the other players in this new business.

     Additionally, and given that the start-up of the multiple fund system coincided with a recovery in the stock markets both in Chile and abroad, the recovery benefited affiliates who opted to be in funds with a higher percentage in variable income. For example, as of December, 2005, the fund Type A, which has the highest concentration of shares (up to 80% of the portfolio), earned in real terms an average annual return of 15.6% from its inception. Likewise, the fund Type B, which has a maximum investment level in shares of 60%, also had a favorable return with an average annual return of 10.2% in real terms from its inception. The fund Type C, which consists of more than half of all pension savings (53%), reached in real terms an average annual return of 10.0% from its inception, whereas funds Type D and E, having higher percentages in fixed income instruments experienced an average annual return of 5.4% and 5.9% in real terms from their inception, respectively.

     After more than two years since the Multiple Fund system was created, the fund Type C managed by Provida has continued to represent the highest amount of assets (51.8% of the total assets under management at the close of 2005) while the other funds have reached significant sizes after voluntary changes and massive transfers since September 2002 (fund Type A: 11.0%, fund Type B: 21.9%, fund Type D: 13.2% and fund Type E: 2.1%, as a percentage of the total assets under management at the close of 2005).

     The following chart shows the real returns obtained by the funds administered by Provida since the Multiple Fund startup and over last year:

	From the Multiple Fund start-up	Annual
	(September 2002 – December 2005)	(December 2004 – December 2005)

Fund Type A	63.14%	11.20%
Fund Type B	36.53%	6.74%
Fund Type C	24.67%	4.28%
Fund Type D	17.51%	2.59%
Fund Type E	8.36%	1.19%

Source: Based on value of shares of the pension funds managed by Provida and SAFP.

Capital Expenditures and Divestitures

     Capital expenditures for the last three years totaled Ch$12.6 billion (approximately US$25 million) mainly related to the acquisition of 100% interest of AFP Porvenir in the Dominican Republic and investments in properties and equipment. Divestitures for the last three years totaled Ch$29.5 billion (approximately US$58 million) mainly related to the sale of equity interests in AFPC Porvenir in Colombia and AFP Crecer in El Salvador. “See History and Development”.

     In 2003, BBVA Provida acquired a 100% total stake in AFP Porvenir S.A. in the Dominican Republic for MCh$7,893 (US$15.4 million) from the Sarmiento Group. This transaction was financed by the sale of 20% of Provida’s equity interest in AFPC Porvenir S.A. in Colombia for MCh$13,735 (US$26.8 million), to the same Sarmiento Group. “See History and Development”.

     In 2004, BBVA Provida sold its 30% interest held in AFP Porvenir in the Dominican Republic to Grupo Progreso S.A. and Progreso Compañía de Seguros S.A. for MCh$2,768 (US$5.4 million). Additionally, BBVA Provida sold its 19% stake in AFP Crecer in El Salvador to Sociedad Fondo Universal S.A. de C.V. for MCh$6,253 (US$12.2 million). Finally, the Company’s capital expenditures were related to investments in fixed assets according to the normal requirements of the business operation and to a capital increase in the Dominican Republic. “See History and Development”.

     In 2005, Provida’s capital expenditures were related to capital increases in connection with local affiliates’ requirements –Unemployment Fund Administrator and Previred.com and investments in normal fixed assets in the course of business. Regarding capital uses, these are referred to the sale of fixed assets basically computer equipment.

     The following table set forth information corresponding to capital expenditures and divestitures for the twelve month-period ended on December 30, 2003, 2004, 2005 and the first quarter as of March 31, 2006.

	For the twelve months ended December 31,			For the first quarter ended March 31,

	(In million of constant Ch$ as of December 31, 2005)			(In million of constant Ch$ as of March 31, 2006)
	2003	2004	2005	2006

Capital Expenditures	(10,901)	(454)	(1,233)	(136)
Divestitures	17,834	11,636	10	1

     There has been no indication of any public takeover offer by any third party in respect of BBVA Provida’s shares, nor has there been any indication by BBVA Provida of any public takeover in respect of any other companies’ shares, in either the last or current fiscal year.

B. Business Overview

     Principal Activities

     The AFPs are required by law to be single - purpose companies. The services they provide include the collection of affiliate contributions, the management of individual capitalization accounts, the investment of affiliate contributions into the Pension Funds managed by the AFP, the allowance of life and disability benefits for affiliates and the administration of specified defined pension and retirement benefits. AFPs are required to enter into insurance contracts with licensed Chilean life insurance companies whereby these companies insure the obligation of the AFP to provide life and disability benefits.

     In order to commence operations, an AFP must have a minimum capital equal to UF 5,000 (approximately US$175,000), which increases based on the number of affiliates up to UF 20,000 (approximately US$700,000) for AFPs with over 10,000 affiliates.

     Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception. Chilean AFPs are regulated pursuant to Law Decree 3,500 (the “Chilean pension law”) and are regulated by the Superintendency of Pension Fund Administrators (the “SAFP”). AFPs are authorized by law to provide the following services:

-	collection and management of contributions made by affiliates;
-	investments of affiliate contributions in pension funds managed by the AFP;
-	provide life and disability benefits for affiliates; and
-	provide an senior pension for affiliates.

     Collection and Management of Contributions Made by Affiliates

     The services provide by AFPs include the collection and management of mandatory contributions, voluntary savings and voluntary pension savings made by its affiliates.

     Regarding mandatory contributions and in accordance with the Pension Law, each dependent worker and affiliate of Provida must contribute 10% of his taxable salary into his individual capitalization account. Such contributions are deducted from the affiliate’s salary and are used to purchase shares of some of five types of Funds that Provida manages. These Funds are entities, legally separated from Provida as a Pension Fund Manager Company. The option to choose among five alternatives of Funds was the result of legal changes made to Law Decree 3,500 implemented in August 2002. Until that date, it was only possible to choose between two funds with certain restrictions according to affiliate’s age.

     Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s affiliates by their employers, and those contributions from Provida’s self-employed affiliates. Those monthly contributions are credited into each affiliate’s individual capitalization account. In the case of dependent workers, each employer must provide to Provida a monthly payroll listing all its employees who are affiliates of Provida identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. Each payroll, together with checks or cash for the aggregate amount, must be submitted to a Provida branch office or a designated collection agent. Checks and cash are deposited in banks and payrolls are destined to the operation center in Santiago for processing. Each AFP also administers a separate private indemnity account in the fund for household workers, such as housekeepers.

     Additionally, Provida offers to its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. The affiliate may make deposits into the account as often as desired and is able to make withdrawals four times a year. Provida maintains the account in the Pension Fund’s register regardless of the balance.

     Finally and in connection with voluntary pension savings, they correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with tax benefits associated is UF50 (approximately US$1,750). If these funds are withdrawn for uses other than pension, this amount will be charged a higher tax rate applicable to each particular case.

     AFPs are entitled to charge a fee over assets under management and for collection of such funds for other institutions. Currently, Provida charges an equivalent to a monthly fee of 0.56% on an annual basis over total funds and has established a fee of Ch$1,250 regarding fund transfer towards other financial institutions.

Investment Services

     The general investment policy of the Pension Funds is determined by Provida’s Board members and is administered by an Investment Committee comprised of the Chief Executive Officer, Chief Investment Officer and the Risk Division Manager. Also, the Internal Auditor, the General Counsel and executives from the Investment Area attend without the right to vote. The Investment Committee approves eligible companies in which the Pension Funds may invest and establishes investment limits in different types of securities within legally prescribed limits. Professionals of the Investment Area are in charge of implementing the investment policy.

     The objective of Provida’s investment policy is to maximize profitability for its affiliates in the current regulatory framework and according to strict criteria of risk controls. In addition, since the Multiple Funds’ start-up, the affiliates’ preferences regarding their risk exposure are also considered.

     This policy seeks to add value through the strategic assignment of different kinds of assets -variable and fixed income- based on a fundamental analysis of both local and foreign stock markets. For this, Provida’s Investment Area has two management divisions -Variable Income and Fixed Income- and one Research Department. Both managers and the head of department have full-time research analysts with experience in areas of investing, economics, and securities. Provida also has external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

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

     The main difference among them is the permitted portion invested in variable income securities. The fund Type A has the highest concentration in variable income while fund Type E does not have any variable income component. The balance of mandatory contributions, deposits by agreement, voluntary pension contributions and voluntary savings may be invested in two different fund types at the same time. As established in law 19,010 the indemnity account must remain in the same fund where the mandatory contributions exist.

     A description of the permitted investment limits in variable income instruments for each of the fund types as well the permitted funds for each of the affiliate types is described below:

Investment limits in variable income instruments

	Maximum	Minimum

Fund Type A	80%	45%
Fund Type B	60%	25%
Fund Type C	40%	15%
Fund Type D	20%	5%
Fund Type E	Not allowed	Not allowed

Multiple Funds allowable selections

Men from 56 years old and
	Men up to 55 years old and	women from 51 years old not
	women up to 50 years old	pensioned	Pensioned affiliates

Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

     According to the law, if, at the ages of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

     Moreover, if the affiliate does not voluntarily choose a fund, the mandatory contributions are assigned and modified by law according the affiliate’s age:

  Men and women younger than 35 to fund Type B;
  Men between 36 and 55 and women between 36 and 50 to fund Type C; and
  Men older than 56 and women older than 51 to fund Type D.

  Regarding the fund transfer method for the aforementioned cases, the procedure is the following:

  Upon reaching the age designated above, 20% of funds are transferred to the corresponding fund.
  After a year of reaching the age designated above, 40% of funds are invested in the corresponding fund.
  After two years, 60%.
  After three years, 80%.
  Finally, after four years, 100%.

     For affiliates who apply to programmed withdrawal and deferred life annuities, the transfer of 100% of their saving to fund Type D is established, thereafter, being able to opt for any fund among the permitted alternatives.

     After more than two years since the Multiple Fund’s inception, fund Type C managed by Provida continues to have the highest proportion of assets (51.8% at December 2005) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and massive transfers recorded from September 2002 as observed in the following table:

Assets under management of Provida

	September 2002		December 2005
	Million Chilean Pesos	% of the total	Million Chilean Pesos	% of the total

Fund Type A	94,379	0.4%	5,266,979	13.7%
Fund Type B	187,852	0.7%	8,476,281	22.1%
Fund Type C	24,383,049	97.3%	18,949,920	49.5%
Fund Type D	152,178	0.6%	4,783,328	12.5%
Fund Type E	250,028	1.0%	836,169	2.2%

Total	25,067,486	100.0%	38,312,676	100.0%

Source: SAFP

     Under the Pension Law, each pension fund is a separate legal entity from the AFP, immune to the AFP’s financial situation. In the event of the AFP’s bankruptcy, the SAFP assumes control of the fund, giving affiliates 90 days to transfer funds in their individual capitalization accounts to another AFP. At the end of that period, the fund custodian appointed by the SAFP transfers all remaining accounts to another fund that the custodian designates.

     The Pension Law establishes that each AFP must maintain a reserve denominated Mandatory Investment equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the SAFP, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pension Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation is aimed at eliminating potential conflicts of interest that could arise between investment decisions relating to a portfolio held as AFP’s reserves and those relating to the portfolio where pension funds are invested.

     The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. Currently, for pension funds Type C, D and E this level is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system.

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

      A pension fund’s reserve for fluctuation on returns is a reserve that is created if there are excess of returns on fund investments over specific levels. Excess returns on investment arise when, for pension funds Type C, D and E, this level is the higher of (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 2% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. The level for pension funds Type A and B is the higher of (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 4% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. Since the beginning of the operation of the pension system, only one AFP has generated sufficient excess returns to create a fluctuation reserve.

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

     Life and Disability Benefits

     As required by the Pension Law, Provida has contracted insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available.

     If an affiliate dies or becomes disabled before the legal age of retirement (60 and 65 years old for women and men, respectively) and before accumulating sufficient funds in his or her individual capitalization account to support payment to the affiliate or his or her beneficiaries of the pension benefits required by the Chilean pension law, the AFP has an obligation to make up the shortfall in the affiliate’s individual capitalization account. Under the Chilean pension law, each AFP is required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. For more information on the costs associated with this insurances, see “– Primary Expenses”.

     Senior Pension Benefits

     Under the Pensions Law, each AFP must provide specific senior pension benefits to its affiliates who meet legal requirements for retirement. Affiliates may retire and receive an senior pension by reaching the age determined by law (60 for women and 65 for men), or before that time, if the affiliate has fully financed a pension equal or superior than 50% of the monthly average taxable salary for the last ten years, reaching at least a monthly amount equal to 110% of the legal minimum pension. By the implementation of the Life Annuity Law, in full effect at August 19, 2004, these percentages increase gradually in a target period of six years from 50% to 70% and from 110% to 150% respectively. The above originated with the intention of increasing the level of pension received and stopping the trend observed in workers some years ago of receiving pensions before the legal age, encouraged by the possibility of obtaining a safe income in the case of those workers who were unemployed or having two incomes (compensations and pensions).

     The Chilean government guarantees a minimum level of senior pensions for all AFP’s affiliates who have contributed for at least 20 years (including any year contributed under the former system) having reached the age stipulated by the law. In the event that the affiliate’s contributions into his individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate’s individual capitalization account until the account is depleted.

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

     All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds managed by the AFP. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the legal minimum pension amount and 75% of the pensions over the minimum pension up to UF45 (approximately US$1,580).

     In addition to senior pensions, those affiliates who have financed with their individual capitalization accounts an adequate amount to generate a pension superior than 70% of their monthly average taxable salary during the last ten years and exceeding 120% of the legal minimum pension are entitled to withdraw and freely use all surpluses after the corresponding tax rate was applied. By the implementation of the Life Annuity Law, this last percentage is going to rise from 120% to 150% in a target period of six years. This requirement was increased to direct this kind of savings to finance pensions.

     Primary revenues.

     The most significant source of operating revenues for Provida is the monthly fee charged to affiliates in connection with deposits into individual capitalization accounts. Under the Pension Law, an AFP is permitted to charge a fee for (i) mandatory contributions into a mandatory pension account to fund the affiliate’s old age pension, (ii) voluntary savings withdrawals, (iii) transfer of account balances to another AFP, (iv) payments of programmed withdrawals and (v) management and transfers of voluntary pension savings. All AFPs currently charge fees in connection with (i), (iv) and (v) above. Provida began charging a fee in connection with (iv) and (v) above in July 2000 and in March 2002, respectively. Additionally Provida began to charge a fee in connection with (ii) above, in May 2006. Only one of Provida’s competitors charges a fee in connection with (ii) above.

     In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. In connection with fees for mandatory contributions into the pension account, the Pension Law establishes that each AFP must apply the same fee levels to each of its affiliates. Affiliates who are not entitled to receive life and disability benefits are excluded, so they are charged a lower fee, reflecting lower costs to Provida. The fees for programmed withdrawal pension payments must be the same for each pensioner.

     Although there is no legal limit on the fees that an AFP may charge, competitive pressures have resulted in a limited range of fees charged by the different AFPs, with no significant difference between them.

     The AFPs earn fees in connection with the collection of contributions to affiliates’ individual capitalization accounts and the administration of individual capitalization accounts: in 2005, MCh$123,559, or 88.5% of Provida’s total operating revenues, was fee income received for providing these, and complementary, services. Almost all of the fee income results from charges levied on affiliates’ monthly contributions to their individual capitalization account. Gains on mandatory investments required by the Chilean pension law accounted for an additional MCh$ 9,755, or 6.9% of Provida’s total operating revenues in 2005.

     Mandatory Contributions. Fee structure is one of the most competitive aspects of the AFP industry. Under the Pension Law, each AFP may determine whether to charge a fixed fee, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly gross wages that is subject to 10% of the salary base (up to UF60 per month). Five out of six AFPs, including Provida, charge a fixed fee in combination with a variable fee, while the remaining AFP charges only a variable fee.

     The uniform fee requirement has limited the flexibility to reward longer term or higher income contributors with lower fees than those applied to newer and/or smaller accounts. Although changes to this rule have been proposed on several occasions, Provida cannot ensure that a change will be adopted which would allow Provida to reward longer term or higher income contributors through lower fees.

     SAFP Circulars 998 and 999, released in November 1997, intended to rationalize the commercial expenses stemming from transfers, and implied that AFPs would have to reorient their strategies to fee competition by reducing the variable fee levels (partially offset by higher fixed fees). The fee composition published by the administration of mandatory contributions is shown in the following table:

	Monthly Fees for Mandatory Contributions

	2001		2002		2003		2004		2005
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	%	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

Provida	2.25	390	2.25	390	2.25	390	2.25	390	2.25	390
Industry High	2.55	1,000	2.55	1,000	2.55	1,000	2.55	790	2.55	695
Industry Low (*)	2.09	390	2.09	390	2.09	390	2.09	390	2.23	320
Industry Average	2.26	532	2.26	532	2.26	532	2.35	543	2.37	557
Source: SAFP
(*) Minimum fixed fee among AFPs charging this kind of fee.

     During the first five months of 2006, changes have been recorded in the fee structure with respect to the information at December 2005 shown in the previous table. In May 2006, Provida increased its variable fee from 2.25% to 2.39% of the salary base and reduced its fixed fee from Ch$390 to Ch$0, while AFP Santa María increased its variable fee from 2.29% to 2.42% of salary base and reduced its fixed fee from Ch$695 to Ch$450.

     Because of Provida’s size, the cost of managing each affiliate’s account is significantly below the industry average, allowing management to believe that it can continue to effectively compete at a lower fee level than most of its competitors. The following chart presents certain comparative information regarding average monthly costs of administered contributors’ accounts for the years 2001 to 2005:

Monthly Administrative Cost per Contributor

For the twelve months ended December 31, (In constant (Ch$)
	2001	2002	2003	2004	2005

Provida	1,946	1,745	1,862	1,919	2,134
The Second lowest cost AFP	2,553	2,187	2,468	2,350	2,293
Average of the five largest AFPs	2,634	2,634	2,777	2,678	2,853

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     The variable fees are paid in addition to the amount contributed to the pension account. Fixed fees are charged against the balance of each contributor in the month the contribution was made. For example, an affiliate with a monthly salary of Ch$100,000 must contribute Ch$10,000. With the 2005 Provida variable fee rate of 2.25% of the salary base, the total monthly fee collected by Provida on such an account would be a variable fee of Ch$2,250 plus a fixed fee of Ch$390 deducted from the contributor’s individual mandatory pension account. Variable fees are paid directly by the employer or self-employed worker at the same time as the pension contribution.

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

     Voluntary Pension Savings. AFPs, like other authorized institutions, also offer affiliates the option to establish a voluntary pension savings account in which affiliates make monthly deposits previously determined to improve their future pensions. According to the law, AFPs are allowed to charge a fee over assets under management, and fees are currently in a range between 0.47% and 0.59% on annual basis. Since September 2005, Provida charges a fee of 0.56% on an annual basis over voluntary pension funds. Additionally to the above, the regulation permitted to charge fees on fund transfers collected for other institutions and Provida established a fee of Ch$1,250 for each operation (approximately US$2.4).

     The fees can be changed at any time upon three months’ notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by Provida for each of the last three years and the current period:

Fee rates charged by Provida

	As of December 31,			March 31,

	2003	2004	2005	2006

Fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(*):
Fixed fee (in Ch$)	390	390	390	390
Variable fee	2.25%	2.25%	2.25%	2.25%
Fee charged on payments of programmed withdrawals:
Fixed fee (in Ch$)	0	0	0	0
Variable fee	1.00%	1.00%	1.00%	1.00%
Fee charged for voluntary pension savings management:
Fixed fee (in Ch$)	0	0	0	0
Variable fee (annual basis over AUM)	0.49%	0.49%	0.56%	0.56%
Fee charged for voluntary pension savings transfers:
Fixed fee (in Ch$)	1,250	1,250	1,250	1,250
Variable fee	0.00%	0.00%	0.00%	0.00%
Ratios of fixed and variable fees to total fee income:
Fixed fee on monthly contributions	6.4%	6.2%	6.1%	5.7%
Variable fee on monthly contributions	92.5%	92.6%	92.8%	93.1%
Variable fee on payments of programmed withdrawals	0.8%	0.8%	0.8%	0.7%
Variable fee on voluntary pension savings	0.2%	0.3%	0.4%	0.4%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%	0.0%

(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

     The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly fee revenues of each AFP. At December 31, 2005, Provida had the largest market share of contributors among all AFPs (40.0%) and, according to the Company ’s estimates, also the largest market share of monthly salary base (32.0%) . There are some factors that result in each AFP having a larger number of affiliates than contributors. In March 2006, according to labor force information, approximately 7.9% of Chile’s labor force, and therefore a similar percentage of affiliates, was unemployed. In addition, self-employed affiliates are not obligated to contribute every month, regardless whether they receive a salary in a specific month. The number of contributors is also influenced by the seasonal nature of many important industries in Chile, such as fishing, agriculture and tourism.

     Finally, starting in May 2006, Provida charges a fee for voluntary savings withdrawals of $1,475 per transaction.

     Primary expenses

     As mentioned previously, AFPs are required by the Chilean pension law to obtain insurance to cover their obligation to provide life and disability benefits to their affiliates. In 2005, life and disability insurance premium expenses accounted for MCh$47,362, or 50.4% of Provida’s total operating expenses. Payroll expenses for administrative and sales personnel accounted for MCh$25,641, or 27.3% of Provida’s total operating expenses.

     Under the Chilean pension law, AFPs must provide life and disability benefits to affiliates or their beneficiaries in the event of death or disability of the affiliates prior to their retirement, excluding casualties associated with illnesses or professional accidents since these risks are covered by employers.

     Affiliates are eligible for these benefits if:

  they are salaried workers and either (a) they were current contributors to an account with an AFP at the time of the disability or death or (b) they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months, or they are self-employed and made a contribution in the month prior to the disability or death (the Chilean pension law does not require self-employed workers to make monthly contributions).

     Disability benefits are given to those affiliates who have not reached the legal age of retirement (60 and 65 years old for women and men, respectively) and have received an initial or a final qualification by a medical commission (respectively an “initial disability determination” and a “final disability determination”) designated by the SAFP as having their working capacity diminished by at least 50%, as follows:

  Affiliates with a partial disability, defined as experiencing a loss of between one-half and two-thirds of their working capacity, are entitled to receive a pension equal to 50% of their prior income, which is defined as their monthly average taxable income for the last ten years, or for the latest period during which they worked, as adjusted for inflation.

  Affiliates with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income.

     The medical commission makes both the initial disability determination, which qualifies an affiliate for the temporary pension, and the final disability determination three years after the initial determination.

     With the implementation of the Life Annuity Law in effect since August 19, 2004, the amount of pension to be received by unemployed affiliates has been modified, going from 35% to 50% of the average taxable salary for partial disability. In the case of total disability, the amounts will go from 50% to 70% of the average taxable salary. These modifications started in the same date that the law is enacted.

     Survival benefits are granted to legal beneficiaries of affiliates who die before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income. The applicable percentage depends primarily on the family status of the beneficiaries: for a spouse with no children the percentage is 42.0%; for a spouse with children, 35.0%, plus, for each child up to 18 years of age, 10.5% (through age 24 for students and until death for disabled children).

     If the disabled or deceased affiliate’s individual capitalization account does not contain the amount of funds (the “required pension amount”) that will be necessary in order to pay, over the applicable number of years, the required pension, the insurer (under its contract with the AFP) must record a provision in respect of its obligation to make up the shortfall (the “shortfall payment”) in three years when the final disability determination is made. In order to calculate the shortfall, the insurer must take into account the three years of temporary pension payments that will be received by the affiliate following the initial disability determination. As further described below, the insurer makes these calculations at the moment of the initial disability determination, which is three years prior to the point in time when the insurer would be required to make the shortfall payment if a final disability determination is made.

     The insurer calculates the shortfall payment at the time of the initial disability determination (the “initial disability amount determination”) on the basis of the information available to it at that time, including regarding current annuity rates and the amount of funds in the affiliate’s individual capitalization account. If a final disability determination is made, the insurer updates the initial disability amount determination based on the new information available to it at such time.

     Under the insurance policy in force, Provida pays the insurer a “temporary rate,” currently equal to 0.70% of the aggregate taxable income of all of Provida’s affiliates, which is intended to provide the insurer with a portion of the funds it will be required to pay to affiliates for life and disability benefits. Provida also pays the insurer a fixed monthly management fee, which in 2005 was MCh$39 per month, that is not considered an advance on payments the insurer will be required to make to affiliates. In 2005, Provida’s aggregate payments to the insurer of the temporary rate and the monthly management fee were an aggregate of MCh$35,106.

     In the first quarter of each year, Provida and the insurer compare the funds paid by Provida for the prior fiscal year under the temporary rate to the sum of (i) the funds actually paid by the insurer to affiliates or his or her beneficiaries and (ii) the amount estimated by the insurer that it will be required to pay disabled affiliates once final determinations of disabled status are made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the “casualty rate”). If the casualty rate is greater than the temporary payments, Provida pays the insurer the difference, up to a maximum amount based on the maximum casualty rate (the percentage of the aggregate taxable income of all of Provida’s affiliates) included in the insurance contract, which in 2005 was 1.27% . Provida has no obligation to pay the insurer for a casualty rate that exceeds the maximum rate. Monthly premiums will be paid during the entire contract’s coverage duration with a temporary premium of 0.70% . The Administrator’s participation in the surplus will be 100% if the casualty rate is equal or lower than 1.27% . If the casualty rate is less than the temporary rate, the insurer would rebate the difference to Provida (this has not occurred in the past eight years). For fiscal year 2005, the additional payment made by Provida to the insurer as a result of the comparison of the temporary rate to the casualty rate was MCh$19,641.

     Since January 1, 2005, Provida has maintained a life and disability insurance contract of indefinite term with BBVA Seguros de Vida S.A. Under Provida’s 2005 insurance policy, the insurer is required to cover all life and disability benefits in excess of 1.27% of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar event) of the insurance company that would render it unable to satisfy its obligations under the insurance contract.

     In the past, rebates of funds paid by the insurer under applicable insurance contracts represented a significant source of revenues for Provida due to the fact that the casualty rate of the client portfolio was lower than the temporary premium paid monthly to the insurance company. However, since the middle of 1999, a period when Chile experienced unemployment rates of over 10% (significantly higher than the average observed rate of 6.2% in 1998), the casualty rate started to increase to levels over the temporary premium paid monthly.

     In each of the five years prior to and including 2005, Provida has been required to make payments to the insurer that have exceeded the casualty rate communicated to us by the insurer for each such year because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such year have exceeded the communicated casualty rate. Beginning in 2004, under Chilean GAAP, Provida developed a predictive model to allow it to make more accurate provisions respect to the disability and beneficiary payments that it believes the insurer will be required to make such that Provida’s total provisions at year end would more closely align with the future payments Provida will be required to make to the insurer. The basic thesis of Provida’s predictive model is to attempt to use, at the time it makes provisions, the information it believes will be applicable three years later at the time a final determination of the required disability payment amount is made. This approach contrasts with that taken by insurance companies, which do not adjust the variables they use to project the amounts that they will be required to pay.

     As a consequence, Provida’s results recognize the projected casualty rate at the close of each year under the current policy, through the application of the predictive model described above. As a result, the Company maintains better correlated revenues and expenses for the period.

     By law, the selection of an insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida has specified a maximum premium rate and a temporary premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of whether the casualty rate experienced among Provida’s contributors were higher.

     Since January 1, 2005, Provida maintains a life and disability insurance contract of indefinite duration with BBVA Seguros de Vida S.A. The maximum casualty rate is expressed as a percentage of the affiliates’ taxable compensation (1.27%) for affiliates under the contract. Monthly premiums will be paid over contract’s term with a temporary premium of 0.70%. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.27%.

     The Company makes yearly true-ups to the insurance company related to the shortfall to finance casualty costs until the final settlement of this contract that will occur 48 months after the end of the expiration date, which is extendable for up to 2 years upon mutual assent, with annual true-ups between the temporary premium and the casualty rate that will take place on March 31 of each year from 2006 onwards. In addition, the contract contemplates monthly payments to be calculated with a provisional rate of 0.70% applied to the total compensation and monthly taxable income of the affiliates plus a fixed monthly premium of UF 2,150 for the contract coverage period.

     Under current laws, this contract was awarded in accordance with a bidding process the result of which was released in La Tercera newspaper on November 30 and December 1 and 2, 2004.

     The previous life and disability policy ran from August 1, 2003 to December 31, 2004 and has entered into with BBVA Seguros S.A. Premiums had a maximum casualty rate of 1.10% expressed as a percentage of the contributing participants’ taxable compensation, with monthly premium paid throughout the contract’s term at a temporary premium rate of 0.70%. Upon settlement, Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable compensation; 90% if the casualty rate is equal to or less than 0.85%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of compensation and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period.

     In March 2005, Provida began to make yearly true-ups to the insurance company related to the shortfall to finance casualty costs. The final settlement of this contract will occur on December 31, 2008, which is extendable for up to 2 years upon mutual assent. Payment of provisional premiums and one month lagged premiums are due on the 20th of each month.

     The insurance policy prior to the BBVA Seguros policy ran from August 1, 2001 to July 31, 2004, with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.). Under this policy premiums were expressed as a percentage of the contributing participants’ taxable compensation; variable, and adjusted according to the effective casualty rate. The adjustment was calculated when the effective casualty rate was less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable compensation, less the corresponding participation in the surplus according this contract. All values were expressed in UF. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the participants’ taxable compensation. If the casualty rates are equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%. In addition, the contract specified monthly payments calculated with a provisional rate of 0.70%, applied over the total compensation and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,200.

     The insurance policy, which was from August 1, 2001 to July 31, 2003, with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) established that premiums are expressed as a percentage of the contributing participants’ taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated given that the effective casualty rate was less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the participants’ taxable remuneration; if the casualty rates are equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%, all values expressed in UF. In addition, the contract specifies monthly payments calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,200. Likewise, one month lagged premiums are established in the collection month equivalent to 70% of the temporary settlements.

     In March 2003, Provida began to make yearly true-ups to the insurance company related to the shortfall to finance casualty costs. The final settlement of this contract will take place on January 31, 2008, which is extendable for up to 2 years upon mutual assent.

     Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.), under the same conditions as the previous agreement, except the fixed premium was UF 3,920 monthly. In this agreement, the participation system considered that if the casualty rate was equal to or less than 0.85%, the premium for the AFP was 90% of the excess.

     In March 2001, Provida began to make yearly true-ups to the insurance company related to the shortfall to finance casualty costs. The final settlement of the previous agreement took place on January 31, 2006, but it was extended for one year upon mutual assent.

     Between August 1, 1997 and July 31, 1999, another contract was in place with with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.), under the same conditions to the previous contract, except the fixed premium was UF 2,150 monthly and the maximum rate was 0.80%. The bonus for favorable casualty rates was 100% if the casualty rate was in the range of 0.80% to 0.63% of taxable remuneration. If the casualty rate was equal to or less than 0.63% there was a participation in 90% of the surplus produced.

     The final settlement of this contract was made on March 31, 2006.

     The following tables set forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract at December 31, 2005:

Provisions

		Casualty Costs
		incurred by the	Payments made	Provisions for
Insurance Company	Coverage Period	Insurance	to the Insurance	unfavorable
		Company	Company	casualty rate

		(in millions of constant Ch$)

ING Seguros de Vida S.A.	Aug 1997- Jul 1999	47,043	46,780	(263.4)
ING Seguros de Vida S.A.	Aug 1999- Jul 2001	72,448	72,164	(284.3)
ING Seguros de Vida S.A.	Aug 2001- Jul 2003	91,178	78,940	-
BBVA Seguros de Vida S.A.	Aug 2003- Dec 2004	66,625	59,826	(6,799)
BBVA Seguros de Vida S.A.	Jan 2005- Indefinite	42,217	34,577	(8,185)

     In addition to the rebate system, Provida’s current insurance contract stipulates that BBVA Seguros de Vida S.A. must pay Provida a monthly interest payment in the first quarter of each year. The monthly interest payment is calculated by applying the return rate of the insurance company portfolio previously defined in the contract, charged on the difference between (i) the sum of the premiums paid to BBVA Seguros de Vida S.A. minus all paid casualties that stemmed from Provida’s client portfolio and (ii) rebates received or paid by Provida during the contract period. The monthly interest payment compensates Provida for the float that BBVA Seguros de Vida S.A. enjoys on the premium amounts that are not used to cover casualties.

     Principal Markets

     Chile

     As was mentioned previously, Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception.

     Provida’s leading position is shown in the following table regarding market share in the most relevant variables as of December 31, 2005:

	Pension			Operating	Operating	Net
Market Share	Funds	Affiliates	Contributors	Revenues	Income	Income

Provida	31.2%	42.3%	39.1%	32.5%	37.4%	38.4%
Habitat	23.9%	23.9%	26.5%	23.9%	27.9%	28.5%
Cuprum	17.8%	6.6%	9.5%	16.2%	20.5%	20.2%
Santa Maria	11.6%	13.0%	12.1%	11.8%	3.0%	4.2%
Bansander	11.7%	8.7%	8.8%	11.4%	14.5%	14.5%
Planvital	3.8%	5.5%	4.0%	4.2%	(3.3)%	(5.8)%

System	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Based on information provided by the Authority and on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     The private pension system in Chile has matured and currently, there are six AFPs operating in a highly regulated environment. By law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception related to voluntary pension savings the management of which has been opened to other authorized institutions since March 2002.

     In the middle of the 90s the private pension system reached its peak totaling 21 AFPs, although currently it has only 6 AFPs, as a consequence of the merger and acquisition process to achieve efficiency gains, adding the regulatory changes aimed at formalizing the process of transfers of clients. In March 2004, the last merger in the system took place, between AFP Planvital with AFP Magister maintaining the name of AFP Planvital.

     A new competitive factor arose in the industry from the Multiple Funds’ implementation, the larger number of choices in which to invest their pension savings led affiliates to start requiring higher levels of information to make the most appropriate decisions based on their age and risk profile. Therefore, the pension advisory services granted by AFPs became more important.

     The returns reached by the five funds during 2005 and since the Multiple Funds’ implementation have recorded positive levels, registering the best returns from those funds which have the highest concentration of shares, such as fund Type A and B. One of the most remarkable aspects it is that the difference between the returns of fund Type A and C since the inception of the Multiple Funds, has ascended to 38%. Despite the short time since the Multiple Funds implementation, it is noticeable that the decision of which of the funds must be elected is very important for affiliates. As a result, the importance of the advisory services granted by AFP as a competitive tool was confirmed.

     At April 30, 2006 Provida obtained the following returns and its respective rankings in terms of annual real returns for each fund managed:

	Annual real return	Provida’s ranking

Fund Type A	13.15%	3
Fund Type B	10.04%	5
Fund Type C	7.54%	4
Fund Type D	4.83%	6
Fund Type E	2.44%	4

Source: SAFP

      Moreover, in 2001, the Chilean government approved a set of measures to liberalize the capital market. One of these measures, related to voluntary pension savings, came into force in March 2002 and granted new saving incentives and allowed their administration by financial institutions other than AFPs. In this context, while competitors have the advantage of offering a larger variety of products since AFP investments are limited by law (although the Multiple Funds extended the limits), the AFPs stand out in terms of low costs according to fees reported by the different participants. At December 31 2005, Provida recorded the highest number of APV accounts in the industry with 121,097 active accounts representing a market share of 35.1%. At the same date, the funds in APV accounts reached MCh$126,355 recording a growth of 18.4% in dollar terms with respect to last year.

     Provida also faces competition for voluntary savings contributions from various financial institutions and intermediaries such as banks, insurance companies and investment companies. Because Provida does not currently charge a fee on voluntary savings account deposits, the development of this product has not been considered as basic to the Company’s commercial strategy. As of December 31, 2005, the overall number of voluntary savings accounts in the AFP industry ascended to 812,639 which represent a total amount of MCh$401,100. At the same date, Provida had 330,586 accounts with funds for MCh$74,782 representing a market share of 40.7% and 18.6% respectively.

     Additionally, in 2005, Provida continued to develop its plan to maintain its broad customer base and to promote client loyalty. For this and considering the dynamism and competitiveness evidenced by the market, in 2005 the Company especially focused on improving “then current” services and implementing some new ones. The latter was intended to enhance excellent service quality, as well as establish and fulfill high assistant standards for customers in each channel. Provida believes it will be able to successfully achieve its target segments and, at the same time, maintain its customers’ loyalty. Therefore, with the intention to satisfy each customers’ pension needs, Provida has implemented programs to solve its own challenges as well as those ones imposed by the Industry. See “Item 4. Information on Provida – B. Business Overview – Marketing and Sales”.

     As a complement the Company’s activities, with the support of BBVA Group, Provida participates in the Value Depositary Center (shareholding of 23.14%), PreviRed.com (shareholding of 37.87%) and the Unemployment Funds Administrator (shareholding of 37.80%).

     In this regard, and since the law for the administration of the Unemployment Insurance in Chile was passed in 2001, the consortium composed of all AFPs of the industry was awarded the administration of such insurance for 10 years, implying the management of both the Unemployment Fund and the Solidarity Unemployment Fund, as well as the granting and administering of the benefits established in the Unemployment Insurance law, thus, providing a solution for all unemployed workers, mostly in low economic growth periods. According to the available information, after 39 months of operations (from October 2002 to December 2005), the workers affiliated with this system amounted to 3,941,173, while in December 2005 the AFC paid 65,880 workers unemployment benefits for a total amount of Ch$5,756 million. As of December 2005, the unemployment assets under management reached Ch$333,911 million.

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

     The Pension Law states that the “sole objective” of each AFP is limited to the administration of pension funds and the provision of related benefits. However, the Pension Law allows an AFP to invest, through a subsidiary created by the AFP for such purposes, in foreign companies whose purpose is to grant social security benefits in other countries.

     In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries.

     International Strategy. As of December 31, 2005 the BBVA Group, with Provida’s participation, is the largest pension group in Latin America, with almost 12 million affiliates and more than US$45 billion in assets under management. Provida’s international strategy has focused on investment efficiency and new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets Provida will actively seek new investments in local AFPs.

     According to the latter, during the recent years, certain changes in foreign subsidiaries investment portfolio were carried out to boost the pension franchise with BBVA Group as described in “Item 4. History and Development”. A description of Provida’s foreign investments are as follows:

     Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it is present since 1993. In 2005, this affiliate generated profits of MCh$1,897 for Provida Internacional, representing a decrease of 7.5% (MCh$153) with respect to 2004 mainly sustained by the appreciation of the Chilean peso against the dollar, since net income is received in dollars by Provida Internacional, reaching an increase of 4.3% or US$151,000. This result was mainly supported by higher collection levels due to a higher average number of contributors (+6.9%) and higher gains on mandatory investments during the period. As of December 31, 2005, AFP Horizonte had 956,541 affiliates and US$2,378 million in assets under management equivalent to market shares of 26% and 25% respectively that situates it in first place in terms of affiliates and in second place regarding assets under management.

     Ecuador-AFP Génesis. The initial investment in AFP Genesis was made in 1995 and Provida Internacional held 25.00% equity interest until September 2001 when it acquired the remaining 75.00% of the shares held by Filanbanco, thus, it became the sole shareholder of that affiliate with 100.00% of the shares. In 2005, this affiliate contributed MCh$783 representing an increase of 68.8% (MCh$319) with respect to the amount recorded in 2004. This result was mainly sustained by higher fee income due to the increase in both the number of contributors (+10.8%) and assets under management (+34.2%), which were partially offset by higher expenditures in administration and depreciation. In terms of market share, AFP Genesis leads the market with 133,315 affiliates and US$27 million in assets under management representing market shares of 88% and 78% respectively, that is, the main pension fund administrator in a market where it is not mandatory yet.

     Mexico. In November 2000, Provida Internacional purchased of 7.5% of equity interest of AFORE Bancomer in Mexico, a company that has become the investment with the highest earnings for Provida Internacional due to its market position, size and good performance. In figures, this affiliate generated profits of MCh$4,562 in 2005 equivalent to 63.9% out of the total contributed by foreign investments representing an increase of 9.1% (MCh$382) with respect to the result recorded last year. As of December 31, 2005, AFORE Bancomer had 4,287,401 affiliates and assets under management of US$10,257 million equivalent to market shares of 12% and 19% respectively situating it in second place in the market in both relevant variables.

     El Salvador. Provida Internacional was present in the market through AFP Crecer in El Salvador since 2000 until October 2004 holding a 19.00% equity interest. As a consequence, in 2005 Provida Internacional did not receive profits from this affiliate, which meant a decrease of MCh$721 with respect to 2004.

     The Dominican Republic. Provida Internacional has been a participant in the market through AFP Crecer since October 2004 with a 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September 2004, Provida had a 70% equity interest at which time a 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest (prior to the sale of 30% of its interest to the Progreso Group as well) in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest in each of them and the remaining 30% was held by Progreso Group. In terms of figures, AFP Crecer recorded a loss of MCh$102 since it had not yet reached break-even point. As was forecasted, the merger of the two AFPs resulted in a company with a higher level of operations and a better market position, which improved the growth perspectives of this investment in the medium and long term. As of December 31, 2005 AFP Crecer had 398,965 affiliates with assets under management for a total of US$89 million, figures that represent market shares of 31% and 23% respectively, situating it in second place in the market in both relevant variables.

     The following table describes the total equity income of Provida’s related companies, both foreign and local, for the last three financial years:

	For the twelve months ended December 31,

				2005
	2003	2004	2005	US$ (in
	MCh$	MCh$	MCh$	millions)

Net Income Provida	33,986	28,227	34,813	67
– Net Income excluding gains of affiliated companies (*)	26,549	22,927	29,418	57
– Equity in income of foreign affiliated companies (*)	8,434	6,583	6,357	12
– Equity in loss of local affiliated companies	(997)	(1,283)	(962)	(2)

Equity in Gain of Affiliated Companies/Net Income	21.9%	18.8%	15.5%	15.5%

(*) Gains on affiliated companies do not include entities consolidated with Provida (AFP Genesis in Ecuador in all the periods and AFP Porvenir in the Dominican Republic in fiscal year 2003).

Marketing and Sales

     As is the case with all AFPs, Provida’s activities are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under a defined pension withdrawal program.

     Provida obtains its affiliates mainly through its sales force, which targets potential clients who may be interested in changing their pension savings administration as well as new workers who enter in the labor market for the first time and need to be mandatory affiliated to the AFP System as dependent workers. The same sales force also performs tasks aimed at retaining the affiliate’s portfolio, foreseeing client transfers that might be induced by competitors’ sales agents. Provida also captures affiliates through its wide network of pension service centers without sales agents’ intervention.

     As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new affiliates and retain existing affiliates. Management believes that Provida’s prestige stems from its consolidated leading position over time, as well as the culmination of the integration process in the BBVA Group, a conglomerate leader in the Latin American private pension fund system, which led to a corporate image change in March 2001 profiling it as a member of the BBVA Group companies. Moreover, Provida believes that its marketing efforts, including direct marketing and other promotional activities, permit the Company to reinforce its strong presence in the market and to support the objective of attracting new affiliates and retaining the current portfolio through its sales force and its pension service centers.

     In terms of transfers among AFPs, Provida’s marketing and sales strategy in 2005 focused on capturing high-quality transfers, improving the sales agents’ productivity in order to optimize the marketing and sales expenditures. In order to appropriately support such strategy, the contracts of sales agents were modified by introducing new parameters regarding incentive payments in order to focus the transfers to lower casualty rate segments. Additionally, the Company has focused on profitable affiliation segments that have allowed optimizing the future growth possibilities in its core business. As of December 2005, Provida recorded an aggregate amount of 113,722 new affiliations (3.9% of affiliates at the close of the period), which represents a market share of 38.1%.

     Provida also mails periodic information, develops promotional activities to highlight the technological capabilities and the quality of its services rendered as well as provides additional services by making its facilities available for community use.

     Regarding marketing and sales strategy with a greater competitiveness in the new business segment, APV, Provida started focusing its efforts on capturing clients interested in making voluntary pension contributions, which implied opening new accounts for pension saving plans. This marketing and sales strategy was developed by a sales force specially trained in this new product, having additional advertising support in written media and supportive elements for different distribution channels. Today marketing and sales emphasis is centered in affiliate transfers having voluntary pension savings, accordingly, marketing and sales campaigns are directed at entities that offer these savings plans in order to attract their clients to Provida. The opening of specialized centers in voluntary pension savings permits the Company to provide personalized assistance to preferential clients, rendering integral advisory services by highly trained professionals. Additionally, the Multiple Funds have also represented an opportunity to take steps towards obtaining client loyalty by delivering an integral advisory service that allows clients to plan and optimize their decisions about savings, both mandatory and voluntary, in light of their future pension and tax benefits.

     Therefore, with the intention to satisfy each customers’ pension needs, Provida has implemented programs to solve its own challenges as well as those imposed by the Industry. First, the redesign of commercial and distribution processes aimed at offering specialized assistance, including branch offices implied the following allowance of services:

  Specialized branch offices: they offer integral and personalized advisory in pension matters such as voluntary pension savings, benefits of the systems and pension inquiries.

  BBVA Express branch offices: they offer fast transactions such as certificates, saving withdrawals, interest calculation, Provida and AFC contribution payments, pension payments and AFC formalities.

  Integral Branch Offices: they offer in the same place services granted by specialized and express branch offices as described above.

  Specialized Centers for APV: initially located only in Santiago, offer complete advisory services.

     As of December 2005, network offices are distributed throughout the country in 72 pension service centers and integral branch offices, 45 BBVA Express and 15 specialized centers. Approximately 12.1% of the branches are located in the north region, 24.3% in the central-north region, 19.7% east of Santiago, 12.1% west of Santiago, 15.9% in the south-center region and 15.9% in the south region. The offices have a uniform style nationwide and vary in size according to the needs of the zone where they are located and their previously defined profile.

     Regarding the Internet, a new Web site has been implemented; including new services and improving the old ones offered to customers in order to become a “virtual branch office” for all clients. They highlight the interactive portfolio view, a financial simulator to get information regarding distribution and election of pension funds, a financial portal, a news portal and service maps to locate the nearest service center.

     Besides, telephone assistance service has been further improved by increasing the number of operators and implementing new tools to furnish better assistance to customers.

     Regarding e-mail information, the Company has an efficient program to send pension matters, financial news, bulletins, information of general interest, to affiliates subscribed to receive this service. Also, this channel discloses all new services implemented by Provida for its affiliates.

     The innovations implemented in 2005 are the mobile text message service through which affiliates may request pension information that will be received through their mobile phones, e-mails or fax in a fast and safe manner. This is a unique service throughout the industry, which supports Provida’s purpose to offer the highest quality service for its customers.

     All the above makes evident the Company’s special effort to seek and develop new communication channels basically technological and remote in order to reach its customers under the premise “We are where you are”. The market has encouraged this strategy by awarding the Company the highest innovation appraisal according to an Adimark’s research on the market’s perception of AFPs in the second quarter of 2005.

     Additionally, the implementation of a technological change called “Unified Platform” implemented in Chile for all the AFP of BBVA Group will permit us to disseminate the pension information to benefit affiliates in real-time. In addition, it will allow us to evaluate our own personnel as to proficiency, in knowledge as well as service.

     On balance, Provida has evidenced strong service during the period, not only to further improve its largest branch offices throughout the industry but also to strengthen its leading position by developing new communication channels, being recognized by the market and affiliate loyalty.

     Sales Force. Provida has generally maintained a sales force that enables it to sustain its dominant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, Provida reached a maximum of 3,142 sales agents (December 1997), at which time the Authority decided to increase the requirements to the transfer process to reduce the aggregate cost for the affiliates in the system. In fact, variable fees charged by Provida decreased by 21.1% (2.85% to 2.25%) from December 1997 to December 2005, as well as the number of sales agents decreased by 82.5%.

     Provida’s sales force evolution in the latest years is as follows:

	As of December 31

	2003	2004	2005

Number of sales agents	625	555	550
% variation with respect to previous year	-4.1%	-11.2%	-0.9%
% market share	24.6%	24.3%	23.4%

Source: Based on annual Uniform and Codified Statistic Form (FECU) for all the AFPs.

     The following chart compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2003, 2004, 2005 and March 31, 2006:

Total AFP Sales Force (percentage)

		As of December 31,		As of March 31,
	2003	2004	2005	2006

Provida	24.61%	24.33%	23.42%	24.66%
Bansander	16.93%	13.81%	16.10%	15.76%
Habitat	12.05%	14.51%	13.80%	14.40%
Santa Maria	14.84%	14.90%	16.87%	13.34%
Cuprum	14.02%	18.11%	16.74%	18.14%
Planvital	17.55% (*)	14.34%	13.07%	13.70%

Total AFP Sales force (number of
sales agents)	2,540	2,281	2,348	2,271

(*) Sum of market share of AFP Magister and AFP Planvital Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

     Unlike some of its competitors, Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain businesses within a specific geographic coverage area. Sales personnel have visiting programs aimed at covering different businesses, companies and institutions in order to present Provida to new workers to achieve their incorporation, as well as to encourage affiliates to transfer from other AFPs. During regularly scheduled visiting programs, salespersons emphasize Provida’s size, longevity, industry prominence and reputation for quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

     In relation to affiliate transfers among AFPs, during fiscal years 2003, 2004 and 2005, the number of transfers in the industry increased by 4%, decreased by 16% and increased by 3% with respect to the previous year, respectively, reaching approximately 249,000, 209,000 and 215,000, respectively, or 6% of average contributors in 2005. The recent evolution is only a reflection of an increase in the number of eligible participants in the market that in figures reached an average increase of 6% in contributors during 2005.

     Regarding Provida’s transfers of affiliates, the Company increased the number of transfers subscribed to in 2005 by 5.4% with respect to 2004, totaling 64,955 cases. Furthermore, Provida has continued to emphasize the capture of new affiliations, a strategy that allows it to continue optimizing the possibilities of future growth of its recurrent business, capturing 113,722 new affiliations in 2005, which represented more than 38% of market share based on SAFP information.

     Provida’s sales and marketing expenditures in the fiscal year 2003 reached Ch$10.4 billion, for the fiscal year 2004 they reached Ch$9.2 billion and for the fiscal year 2005 they reached Ch$8.7 billion. Provida has pursued a policy aimed at rationalizing the number of transfers and sales expenditures. Consequently, sales and marketing expenditures as a percentage of fee income was 9.7%, 8.3%, and 7.1% in fiscal years 2003, 2004 and 2005, respectively.

     Government Regulation

     All AFPs are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFP in Chile are the Superintendency of AFP, the Central Bank, the Superintendencia de Valores y Seguros “Superintendency of Securities and Insurance” (the “SVS”) and the Rating Commission. The AFPs are primarily subject to the Pension Law and to the Corporation Law. The principal regulator is the SAFP; however, AFPs are also regulated by the Central Bank, which by law is required to set the limit on permitted investment for AFPs within the range established by the Pension Law. In addition, AFPs that are listed on a stock exchange are regulated by the SVS, which controls the securities and insurance industries. Finally, the Rating Commission determines whether securities qualify as acceptable for pension funds investment.

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

     Limitations on Types of Activities. According to the Pension Law, the corporate purpose of an AFP is unique and exclusive: to administer pension funds and to provide related benefits. The above includes collecting mandatory and voluntary contributions made by affiliates to the pension funds, to credit these contributions to each individual capitalization account and to invest those contributions in securities according to the rules established by the Pension Law.

     Legal amendments introduced to the Pension Law in March 1994 allowed AFPs, upon prior formal approval by the SAFP to set up affiliated companies in Chile that may: (i) provide services related to the AFP’s business to companies operating abroad and (ii) invest in foreign companies managing pension funds or in foreign companies whose business is related to pension matters abroad. Additionally, the AFPs were authorized to form subsidiaries intended to invest in companies that act as depositaries of securities. Following this authorization, all AFPs participated in the formation of Inversiones DCV S.A., where Provida has a 23.14% stake.

     The Unemployment Insurance Law enacted on May 2001 authorized AFPs to participate in the tender on the Unemployment Insurance administration and, if applicable, to set up an affiliated company that administrates the Unemployment Funds. This society is also subject to supervision by SAFP. The Unemployment Insurance Management tender bases were published in November 2001 and all AFPs participated as a consortium that was finally awarded the insurance management for 10 years presenting the best offer in terms of technical and economic issues. Provida participates in the new Company “Unemployment Funds Administrator of Chile S.A.” formed in March 2002, with a 37.8% stake.

     Insurance. Each AFP is obligated by the Pension Law to provide life and disability benefits to each affiliate. The SAFP establishes regulations in connection to the AFPs’ insurance contracts.

     Reserves. The Pension Law establishes that each AFP must maintain a reserve fund (“Mandatory Investment”) equal to 1% of the pension funds under management. According to the Pension Law, if an AFP records more than two breaches of this rule within a six-month period it will result in the AFP’s liquidation. The mandatory investment is calculated in accordance with instructions issued by the SAFP over the pension fund value two days before the calculation.

     Dissolution and Liquidation of the AFP. Any AFP that fails to cover the difference between the legal minimum actual return of pension funds and the actual return obtained, or that does not replenish the mandatory investment within the established time limits, will be dissolved under the Pension Law.

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

     In accordance with the Pension Law, the Chilean Government guarantees the contributions made to an AFP. If an AFP is liquidated and the remaining funds are not enough to cover the minimum return required, the Government will pay the difference.

     Fund Investment Controls. The Pension Law limits the investment options of a pension fund. The sole objective to invest with the pension funds’ sources is to obtain an adequate return and maintain their security. Any instrument, other than securities issued by the Chilean Government, the Central Bank and Chilean Government agencies, and within certain margins, equity securities instruments qualified to be purchased for a pension fund, must be previously approved by the Rating Commission.

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

     Requirement of Funds Minimum Return. The Pension Law establishes that each AFP must ensure that each month the actual return for the immediately preceding thirty-six months of each managed pension fund will not be lower than a specific minimum return calculated according to a formula established by law. This requirement has been in effect since November 1, 1999 a date from which the performance period was incremented by one month every month until reaching thirty-six months by October 2002, as where previously the performance period was twelve months. In February 2002, Law 19,795 on Multiple Funds introduced another amendment to the requirement of funds minimum return by establishing differences according to the investment portfolio profile. The original funds (Types C and E) and additionally fund Type D maintained the same requirement, while for funds Type A and B the requirement was more flexible given their higher concentration in variable income.

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

     The Central Bank is responsible for, among other issues, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law N° 600 or can be registered with the Central Bank under the Central Bank Act. Additionally, the Central Bank is responsible for establishing maximum investment limits of pension funds by type of securities and by an issuer within certain defined ranges, but it cannot establish minimum investment limits.

     The Superintendency of Securities and Insurance (SVS)

     The SVS is an independent governmental agency that supervises, regulates and controls the Chilean capital markets. As an open corporation listed on the Chilean stock exchanges, Provida is subject to the supervision, regulation and control of the SVS.

     The Rating Commission

     The Rating Commission is constituted by the Superintendent of pensions, securities and banks as well as AFP industry representatives. Its main objective is to determine whether securities qualify as acceptable for pension fund investment.

     New Legal Developments

     Pension Benefits. The law 19,934 published on February 21, 2004, in force since August 19, 2004, introduced several modifications to the Pension Law such as the creation of electronic system for consultations and pension amounts offers, modification of anticipated pension requirements as well as new coverage percentage of the life and disability insurance.

     Advisory Presidential Council to Pension Reform. Under the new Chilean government installed in March, 2006, a presidential advisory council was formed for the pension reform (known as Marcel Commission) composed of 15 advisors designated by the President whose main task shall be to develop proposals intended to improve the pension system. To perform its duty, the Council has met with a wide participant spectrum related to the pension system, national experts and Chilean nationals in order to analyze different views of the current pension system.

     The Council has an advisory character, thus, its proposals will be considered by political authorities who finally will become responsible for publishing the reform’s initiatives, establishing priorities and conducting legal and administrative reforms to be materialized. Finally, the National Congress will analyze the legal initiative submitted by the Government in the course of the legislative process. On June 30, 2006 the Council shall submit its definite research to the Government who will send the corresponding bill to the National Congress during the second quarter of the year.

     Thus far, the main proposals made by the different participants who have taken part in the Council’s discussions and hearings are related to (i) increase competition in the pension industry allowing the entrance of new participants to administer the pension funds in order to reduce fees charged to affiliates, (ii) increase both pension coverage and social security to self-employed workers, as well as, improve pension coverage and social security for dependent workers; and (iii) the flexibility of the rules delineating pension fund investments in order to obtain the highest returns.

C. Organizational Structure

     Provida was integrated into the BBVA Group in July 1999. At December 31, 2005 the BBVA Group had 1.0 million shareholders with presence in 38 countries and more than 94,000 employees worldwide that serve over 35 million clients through a network of more than 7,000 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing assets for US$45 billion (MCh$23,062,500) and providing services to almost 12 million people. In Chile, the BBVA Group, through Provida, manages assets for US$23 (MCh$11,941,250) billion in a highly competitive market in which Provida is the leader.

     The following chart sets forth the significant related companies comprising Provida’s corporate structure:

D. Property, Plants and Equipment

     Since 1981, Provida’s strategy has included the development of a nationwide branch network, which currently includes 132 branch offices located throughout the country and the Company began to lease more space during the last three years as a result of the redefinition process of branch offices according to the project “shared networks” in conjunction with BBVA Chile S.A which turned into an extensive branch office network. Therefore, the number of owned branch offices was 41 as of March 2006.

     In order to spread its corporate image to the public, each newly built or remodeled branch office is uniformly decorated. In March 2001, Provida completed its integration into the BBVA Financial Group with a complete change of Company image, thus making the Provida brand consistent with most of BBVA’s other Latin American interests. This process involved the design of a new branch employee uniform and color scheme, which was implemented throughout the entire branch office network.

     The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago. The total square meters arise to 13,014.18. The BBVA Tower houses all staff units of Provida, where as Operation Area operates at downtown Santiago. Since 2003, it became BBVA Group’s corporate building in Chile, renting spaces to staff departments of BBVA Chile S.A.

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

     As part of the reorganization program and the Company’s new technology initiated in the second half of 2004, the AFP has implemented a stabilizing and improving plan in the first quarter of 2005. The latter with the intention to use, as much as possible, the advantages offered by this new technology. It is important to stress that services have been activated through the use of remote channels such as mobile phones -to grant information to its customers-, the creation of new products in Provida’s website and dispatch account statements by e-mail. From the Company’s view, this new technology has allowed an increase in information processing, thus improving from the second half of 2005, the speed and percentage accreditation numbers, transference of higher assistance autonomy to service centers and increment of information security levels.

Item 4A. UNRESOLVED STAFF COMMENTS

     Provida received a comment letter from the Division of Corporation Finance of the SEC on September 16, 2005. The comments were issued with respect to the Commission's review of the Company’s Form 20 F for the year ended December 31, 2004. In addition to other matters, the letter included comments relating to the Company’s accounting and disclosure for life and disability insurance cost, estimates of the casualty rate in respect of operating results and differences between Chilean and U.S. accounting principles. Provida responded to this letter on January 12, 2006 and received an additional comment letter from the Commission on March 14, 2006, to which Provida again responded on May 18, 2006. We have made additional disclosures in this current Form 20 F that reflect comments raised in the letters. See “Item 4. Information on Provida – Business Overview – Primary Expenses”, “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Accounting of Life and Disability Insurance Cost” and “Item 18. Financial Statements.”

     However, as of the date of the filing of this Form 20 F, the Commission continues to review the Company’s responses to the letters and thus the comments therein remain unresolved.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to Provida’s net income are the inclusion of price level restatement effects, the minimum dividends and the reversal of amortization of goodwill. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 41 to the audited consolidated financial statements.

     Provida’s net income under Chilean GAAP was Ch$33,986 million for fiscal year 2003, Ch$28,227 million for fiscal year 2004 and Ch$34,813 million for fiscal year 2005 as compared to net income under U.S. GAAP of Ch$37,576 million for fiscal year 2003, Ch$35,376 million for fiscal year 2004 and Ch$35,512 million for fiscal year 2005. Net income under U.S. GAAP was 10.5% higher than under Chilean GAAP in 2003, 25.3% higher than under Chilean GAAP in 2004 and 2.0% higher than under Chilean GAAP in 2005.

     Total shareholders’ equity under Chilean GAAP as of December 31, 2004 and 2005 was Ch$179,339 million and Ch$185,634 million, respectively, as compared to total shareholders’ equity under U.S. GAAP as of December 31, 2005 and 2004 of Ch$186,816 million and Ch$193,317 million, respectively (or 4.1% and 3.5% higher, under U.S. GAAP than under Chilean GAAP, respectively).

Critical Accounting Policies

     Financial Reporting Release N° 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section U.S. GAAP Reconciliation and Note 41 to the audited consolidated financial statements. Also, there are areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited consolidated financial statements.

      Accounting of Life and Disability Insurance Cost

     According to the Pension Law, Provida has obtained insurance to cover its obligation to provide life and disability benefits to affiliates to the extent that these benefits may not be covered by the funds in the affiliate’s individual capitalization account and the State Guarantee, when applicable. See “Item 4. Information on the Company – Business Overview –Primary Expenses.”

     Since 1999, Provida has been required to make payments to the insurer that have exceeded the casualty rate communicated to us by the insurer for each such year because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such year have exceeded the communicated casualty rate. In this regard, in January 2004, the Superintendency of Pension Fund Administrators, issued instructions about provisions to be included in the year 2003 in connection with higher casualty rates. Furthermore, at the close of the fiscal year 2003 Provida made provisions for 100% of the contract balances of the insurance company corresponding to previous contracts, which had been paid by March 2004. (See Note 34c of Financial Statements).

     Provida has, through experience, concluded that the insurer's calculations regarding the required amounts to provision in respect of future disability payments underestimate the actual amounts that the insurer will be required to pay. Though SAFP rules do not require AFPs to make additional provisions for any amounts that the AFP estimates the insurer or it will be required to pay, AFPs may make such provisions to the extent supported by available evidence. Provida has developed its predictive model to more accurately forecast the amounts that will be required to be paid to disabled affiliates once their final disability determination is made. The basic thesis of Provida's predictive model is to attempt to use its best estimate, at the time of the initial disability determination, the information it believes will be applicable as to disability status, family composition, rate of return over the three years on the disable contri bution to date, etc. This approach contrasts with that taken by insurance companies, which use only information that reflects a disabled persons current status. The provisions recommended by our predictive model represent our best estimates of our required future payments and these are the actual provisions that we record in our financial statements. (We reconcile the disability payment information we receive from the insurer against the claim information we have received from affiliates (or their beneficiaries) on a monthly basis in order to confirm that the information that the insurer provides to us is consistent with the claim information we have received. If this information contains errors, we address it with the insurer).

     In this regard, under the accounting criterion, if the casualty rate calculated by the model is less than that calculated and maintained by the insurance company, the amounts established in the contract will be used. By contrast, if the casualty rate of the model were lower than those in the insurer’s balance, the amount to be provisioned would be the latter as established as a minimum under current law. Because of the current low three-year forward rates, which would normally be used by Provida in our predictive model to discount the three years worth of payments disbursed during the temporary disability period, the casualty rate estimated by the model are lower than the amounts in the insurer’s balance sheet and therefore, the insurer’s amounts were used as the basis to record provisions.

     The following is a description of the key information used by Provida in its predictive model and how such information contrasts with the information used by insurance companies:

  Discount rates: In order to calculate the required pension amount, a stream of pension payments must be discounted back to the date of calculation using an interest rate specified under the Chilean pension law. The interest rate required to be used is the market rate for annuities. At the date of the initial disability amount determination, the insurer uses the current market rate for such an annuity. Provida, however, uses the 3 year forward rate for the 10 year government bond (there is no market for forward rates for annuities) and adds a premium to account for the risk that the 10 year bond will behave differently than the annuity. Provida currently uses a discount rate of 4%, which is based on the current rate on 10 year government bonds of 3.23% and a risk premium of 0.75%. To the extent that 4% is lower than the current annuity rate used by the insurer, Provida’s provisions will exceed the insurer disability provisions. See paragraph above for a description of the accounting under the opposite conditions.

  Affiliate’s family composition: As mentioned above, an affiliate’s family composition affects the disability pension amount to which the affiliate is entitled. At the time of the initial disability amount determination, the insurer uses family information that was collected at the time the affiliate first entered the pension system, which, in many cases, can be significantly outdated. Such family information used by the insurer often does not reflect intervening events, such as marriage and childbirth. By contrast, in its predictive model, Provida assumes that the family composition of a disabled affiliate is consistent with the average family composition for its entire universe of affiliates. Since affiliates are more likely to be unmarried and without children when they enter the pension system, this assumption generally increases (relative to the insurance company’s estimates) the provisions Provida makes in respect of future disability payments.

  Frequency of casualties: Provida generally assumes that the number of disabled affiliates will grow year-to year at the same rate as the expected growth of the overall affiliate portfolio, which has been an average of 6% in the past 3 years. This correlation between growth in the number of disabled affiliates and growth in the overall affiliate portfolio has existed in the prior 5 years. By contrast, insurers do not incorporate expected growth rates in their affiliate portfolios when estimating future disability payments.

  Returns on Affiliates’ Individual Capitalization Accounts: Affiliates have a positive balance in their individual capitalization accounts, and this balance will earn investment income over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three year period. Provida’s predictive model assumes that the individual capitalization account will grow in line with the historical average growth rate (6%) of the largest of the five funds in which affiliates are permitted to contribute. This fund represented more than 50% of the aggregate disabled affiliate invested funds in 2005. Taking into account such projected growth of the affiliate’s individual capitalization account generally reduces (relative to the insurance company’s estimates) the provisions, Provida makes in respect of future disability payments.

  Death of disabled affiliate: A certain percentage of affiliates that receive an initial disability entitlement determination die prior to the final determination of their disability. Since beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled affiliates will die prior to the final determination of their disability. Provida, however, based on historical experience, assumes that 10% of such affiliates will die prior to such time. Taking into account that 10% of disabled affiliates will die prior to the final determination of their disability generally reduces (relative to the insurance company’s estimates) the provisions Provida makes in respect of future disability payments.

     Through the application of the predictive model described above, the provisions taken by Provida in respect of future payments to the insurer more closely reflect the actual payments Provida will be required to make, thereby allowing Provida’s revenues and expenses to be more closely correlated in any given period. We review the inputs of the predictive model at least every quarter and make any change to such input that we consider appropriate at such time.

     Finally, the SAFP released Circular Note N° 3,228 requiring a reversal of retained earnings at the beginning of the period to record with the consequent increase in the cost of life and disability insurance premium in fiscal year 2004 by incorporating expense adjustments from previous years.

     This analysis below estimates the potential changes in fair value, cash flows and earnings based on a hypothetical 15% change (increase or decrease) in interest rates, frequency of casualties and pension funds returns. The Company believes that a 15% change (increase or decrease) in these market rates and prices is reasonably possible in the near-term. In performing this analysis, the Company used market rates at December 31, 2005 to reprice its invested assets and other financial instruments. The sensitivity analysis is an estimate and should not be viewed as predictive of the Company’s future financial performance.

		2005
	Worst Scenario	Base Scenario (*)	Best Scenario

Discount Rate	3.4%	4.0%	4.6%
Frequency	6.9%	6.0%	5.1%
Rate of return on ICA’s	5.1%	6.0%	6.9%

Projected Casualty Rate	1.09%	0.97%	0.86%

Total Provisions (MCh$)	$17,013	$11,779	$6,980

(*) The base case is the casualty rate estimated by the predictive model, which is lower than the amounts in the insurer’s balance sheet and therefore, the insurer’s amounts were used as the basis to record provisions.

     We believe that our critical accounting policies under the U.S. GAAP do not differ from the Chilean GAAP policy above.

Introduction to Provida’s Operating Results

     The following discussion should be read in conjunction with the audited consolidated financial statements of Provida and its subsidiaries, and the Notes thereto included elsewhere in this annual report. See Item 19.

     In accordance with Chilean GAAP, all financial information regarding Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2005 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 2 to the audited consolidated financial statements.

     Provida is the largest AFP in Chile, providing pension fund management and various related services. These services are limited to those permitted for AFPs under the Pension Law and its revenues are largely dependent on the level of fees charged to its affiliates. As a consequence, Provida’s operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions as well as the amount of their salaries subject to contributions. Given that during 2005 the Chilean economy evidenced good performance, Provida estimates that growth in the number of workers in Chile and their aggregate salaries will maintain an upward trend, although not necessarily at the same rate as in the past. Because of its large market share, the broad geographic coverage of its branch network and its sales activities, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any one sector of the economic activity.

     The principal sources of operating revenues for Provida (See “Item 4. Information on the Company –Business Overview –Primary Revenues.”) are the variable and fixed fees it charges to its contributors in connection with deposits of their monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, in the number of contributors or in gross wages. From December 1999, Provida has charged a variable fee of 2.25% over each contributor’s salary and a fixed fee of nominal Ch$390 per month discounted from the contributor’s accounts. Additionally and related to voluntary pension savings, Provida established a nominal fee of Ch$1,250 for each operation of funds transfers to other institutions and a monthly fee of 0.56% for voluntary pension savings management. Although sales efforts are relevant factors in competition, Provida believes that fees and quality of service have become the most important factors.

     Another significant source of revenues is the gain on mandatory investment. Gains generated from mandatory investment belong to the AFP but do not necessarily result in increased cash flow because as the pension fund grows so do the reserve requirements imposed on the mandatory investment.

     In the past, an additional source of revenues was rebates received from life and disability insurance contracts. Rebates had the most significant effect on operating revenues in the first quarter of the year, which is when the insurance companies make partial settlements on the most recent contracts, in the event that the casualty rate was lower than the temporary rate paid by the AFP. In addition to the rebate system, Provida’s insurance contracts stipulate that the insurance companies must pay Provida a monthly interest payment, which compensates Provida for the float that insurance companies enjoy on the premium amounts that are not used to cover casualties. These payments are recognized on a monthly basis according to accrual criteria and are accounted as other operating revenues.

     The most significant components of Provida’s operating expenses are salaries, of both administrative and sales staff, administrative expenses and the cost of life and disability insurance. The latter component has become the most relevant (representing more than 50% of the Company’s operating expenses) since casualty rates began to increase and the expenses associated with attracting new affiliates have began to decrease. In addition, Provida considers that it is the most efficient provider of services in terms of costs in the industry, having the lowest administrative cost per contributor since its inception. See “Item 4. Information on Provida – Business Overview –Primary Expenses.”

     The main sources of Provida’s non-operating income (expenses) are: its equity in the earnings or losses of its investments in foreign pension fund administrators, goodwill amortization due to investments in foreign pension fund administrators and local acquisitions, interest expenses and the effect of inflation and foreign exchange exposure as measured by the price-level restatement.

     Inflation produces losses, due to the net liability exposure of the Company. See “Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Price Level Restatement.”

     The following table sets forth the composition of Provida’s operating revenues and expenses for the periods indicated:

	For the twelve months ended December 31,

REVENUES:	2003	2004	2005

Fee income	87.4%	87.8%	88.5%
Gains on mandatory investment	8.6%	8.7%	7.0%
Other operating revenues	2.7%	2.6%	3.7%
Interest income	1.3%	0.9%	0.8%

TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%

	For the twelve months ended December 31,

EXPENSES:	2003	2004	2005

Administrative personnel remuneration	18.9%	17.5%	18.9%
Sales personnel remuneration	10.6%	9.1%	8.4%
Directors’ remuneration	0.1%	0.1%	0.1%
Marketing expense	0.8%	0.6%	0.9%
Data processing expense	0.9%	0.9%	2.4%
Administrative expense	11.3%	12.7%	13.8%
Depreciation	1.9%	1.7%	2.1%
Amortization	0.0%	0.0%	0.9%
Other operating expenses	2.1%	2.0%	2.1%
Life and disability insurance	53.4%	55.4%	50.4%

TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%

     The following table sets forth certain additional monthly average information relating to the operations of Provida for the periods indicated:

	Monthly Averages

	2003	2004	2005

Number of contributors	1,413,179	1,440,094	1,479,230
Administrative employees	1,064	1,051	1,030
Sales personnel	634	566	540

Source: SAFP

Operating Results

   Operating Results for the years ended December 31, 2005 and 2004

      Operating Revenues

     Operating Revenues rose by 9.6% from MCh$127,432 for fiscal year 2004 to MCh$139,618 for fiscal year 2005, due to an increase of MCh$11,739 (10.5%) in fee income and a positive variation of other operating revenues that increased by MCh$1,797 (53.6%) due to faster clearance of those Company’s fess that were collected by mistake by other AFPs and higher other operating revenues of MCh$1,776 (39.2%). Lower gains on mandatory investments partially offset all the favorable performance mentioned above, with a negative variation of MCh$1,329 or 12.0%.

     The 10.5% increase in fee income from MCh$111,820 for fiscal year 2004 to MCh$123,559 for fiscal year 2005, was the result of higher level of contributions credited in the clients ICAs during the year that, in accrued terms, grew by 7.3% with respect to 2004. The growth differential over last year between fees and collection stems from higher efficiency in the accreditation process for collection in the affiliates’ individual accounts, which is a legal requirement to charge the associated fees, as well as the successful recovery of leftovers (unidentified contributions received from affiliates) generated in 2004 due to the implementation of “Unified Platform”. This technological change that was developed in Chile for all the AFPs of BBVA Group, implied strict parameters in the accreditation process of contributions, which during its launching step affected the level of fees charged by the Company.

     Likewise, fees received on the administration of voluntary pension savings (APV) have slightly increased as a share of the total of fee income during 2005, not yet representing an important percentage (0.4% versus 0.3% in 2004); but having experienced an increment of 26.0% or MCh$91.4 with respect to the last year, which was basically sustained by higher average volumes of administered funds (+20.5% with respect to 2004) and the rise of the variable commission from 0.49% per year to 0.56% per year over administered funds (in force since September 2005).

     With respect to the number of clients, Provida has maintained its leading position in the pension fund industry with market shares around 40%, where the total of contributors was 1,479,723 at December 2005.

     Gains on mandatory investments decreased by 12.0% from MCh$11,084 in fiscal year 2004 to MCh$9,755 in fiscal year 2005, because the positive results obtained by local stock markets in 2005 were lower than the remarkable returns exhibited in 2004 (2005: IPSA +9.4%, IGPA +2.7% v/s 2004: IPSA +21.0%, IGPA +22.2%), in addition to the lower results generated by the local fixed income portfolio due to the rise of interest rates. In figures, the weighted average nominal return of pension funds reached 9.20% in 2005, which negatively compared with the 11.46% reached in 2004.

     Other Operating Revenues in fiscal year 2005 increased by 39.2% or MCh$1,776 compared to fiscal year 2004, due to revenues from the multiple affiliations’ clearance process and higher revenues obtained by AFP Genesis in Ecuador.

      Operating Expenses

     Total Operating Expenses decreased 1.1% from MCh$94,987 for fiscal year 2004 to MCh$93,963 for fiscal year 2005, mainly stemming from lower costs of life and disability (L&D) insurance premiums due to lower provisions for unfavorable casualty rate and lower sales force payroll expenses, partially offset by higher administrative personnel payroll expenses and other operating expenses.

     Administrative personnel payroll expenses for fiscal year 2005 reached MCh$17,730, increasing 6.7% or MCh$1,112 with respect to fiscal year 2004, mainly because of higher severance payments stemming from staff reductions made during the year given the efficiency gains contemplated in the Company’s 2005-2006 strategic project, and implementation of new technology. Additionally, the variable compensation (awards and commissions) increased because of certain pension executives’ incorporation in to the variable compensation framework, and a higher expense in profit sharing bonuses due to the higher profit recorded in the period. Regarding the administrative staff, the average of fiscal year 2005 decreased 2.0% compared with the fiscal year 2004, from 1,051 employees in 2004 to 1,030 in 2005. At the close of both periods administrative staff fell from 1,042 to 1,001 workers equating to a 3.9% decline.

     Sales personnel payroll expenses decreased by 8.5% from MCh$8,645 for fiscal year 2004 to MCh$7,911 for fiscal year 2005 mainly due to a drop in commissions related to the change in the sales agents’ labor contract that implied lower average rates paid for transfer production since the goals for productivity were linked to strict biometric (age, gender, beneficiaries, among others) parameters, as a way of managing the portfolio’s casualty rate. The above was partially offset by a transition bonus in relation to the implementation of the new contract, and higher awards associated with the commercial incentive trip. The average number of sales agents in fiscal year 2005 reached 540 workers, representing a drop of 4.5% compared with fiscal year 2004. Regarding the headcount at the close of each period, the sales force decreased from 555 to 550 salespeople, registering a drop of 0.9%.

     Given the low current rates, at historical levels under 3% (determining a high cost for casualty reserves) the insurance company’s balances are used to determine the minimum amount to be provisioned. (See Note 8 to the Financial Statements for an explanation of when insurance company information versus internal predictive model is used to provision the life and disability obligation).

     In this way, the cost of provisions for higher casualty rate in 2005 corresponded to the contract that contemplates January/December 2005. However, the casualty rate model contemplates a lower cost of casualties since the forward rate of instruments with a similar duration to life annuities reflects a future growing trend, and therefore, lower effective costs of disability casualties at their settlement (3 years later).

     Life and disability insurance premium expenses decreased from MCh$52,623 in fiscal year 2004 to MCh$47,362 in fiscal year 2005, representing a drop of MCh$5,261 or 10.0% compared to fiscal year 2004. This positive variation is basically explained by lower provisions for unfavorable casualty rate of MCh$8,431 (See paragraph below), were partially offset by a higher cost regarding temporary premium of MCh$3,170 associated with the contribution growth.

     In 2004, all the necessary provisions required were recorded to cover the estimated total cost for casualty rate of contracts of previous periods as well as those currently in force. According to the predictive model internally developed, these provisions were MCh$8,490 (in Chilean pesos as of December 2005), and in the Company’s opinion they should have been accounted against shareholders’ equity as they were costs incurred in previous periods. The Superintendency of Pension Funds instructed us to record these provisions in the income of 2004, which explains the higher cost in 2004 compared to 2005. In any case, should this adjustment be isolated, provisions would have increased by only MCh$58 (0.5%) in comparison to 2004, although the increasing portfolio is covered by the insurance. The latter occurred in view of a downward trend of the number of disability requests, effect partially offset by the lower interest rates to discount the casualty reserves.

     The remaining operating expenses increased by 22.6% or MCh$3,859 from MCh$17,101 for fiscal year 2004, to MCh$20,960 for fiscal year 2005, a deviation mainly affected by higher costs in data processing expenses MCh$1,399, administration MCh$995 and depreciation and amortization that together recorded a higher expense of MCh$1,186.

     The higher computer expenses (data processing) mostly corresponded to expenses associated with the technological development “AFP Unified Platform” and the externalization of maintenance service intended to seek better conditions of efficiency.

     The higher administrative expenses were basically associated with the redesign of the commercial and distribution model implemented by the Company as part of the commercial strategy to improve assistance to the customer, and increase efficiency. For this, the branches were modified according to different requirements, separating the sales and the pension advisory service from the transactional component. Consequently, the latter implied higher expenses for the externalization of processes such as collection, pension payments and saving withdrawals, as well as an increase in costs related to more enhanced level of infrastructure that in figures totaled 132 branch offices in 2005.

     Consequently, our needs for investment in assets in order to successfully make the commercial strategy (infrastructure for headquarters and branch network) and the technological development “AFP Unified Platform” (software license) happen negatively affected the level of expenses of depreciation and amortization during the period.

      Operating Income

     Due to the favorable evolution of fee income and other operating revenues, accompanied by lower operating expenses, the operating income significantly increased by MCh$13,210 or 40.7% from MCh$32,445 for fiscal year 2004 to MCh$45,655 for fiscal year 2005.

     Non-operating income (expenses) net

     Non-operating income (expenses) decreased from an income of MCh$2,770 in fiscal year 2004 to a loss of MCh$2,140 in fiscal year 2005, representing a variation of MCh$4,910.

     This result was partly explained by a lower other non-operating income (exepenses) net of MCh$3,272, due to gains generated by sales of interests in equity-method investees in 2004. The lower result attained on the price level restatement of MCh$1,650 also contributed to this result basically lower gains in exchange rate stemming from the dollar debt with Provida Internacional (appreciation of the Chilean peso against the dollar of 8.1% in fiscal year 2005) and the application of a higher inflation over the Company’s net liability exposure (3.6% in fiscal year 2005 versus 2.5% in fiscal year 2004).

     The above was partially offset by the lower result of the amortization of goodwill (MCh$281) where the appreciation of the Chilean peso against the dollar explained the savings with respect to the last year, since it implied a lower amount in pesos in the amortization of the goodwill associated with foreign investments.

     Finally, the results of Related Companies increased from MCh$5,300 in fiscal year 2004 to MCh$5,396 in fiscal year 2005. This positive deviation was the result of the better performance of the electronic collection company PreviRed.com that contributed MCh$382. On the contrary, the foreign affiliates recorded a negative result of MCh$225 basically due to the exclusion of AFP Crecer’s results in El Salvador, sold in October 2004, and the negative effect of the Chilean peso appreciation against the dollar in the comparative periods. Isolating the effect of the exclusion of AFP Crecer’s results, the earnings on foreign investments had increased 8.5%.

      Income Tax

     Income tax increased from MCh$6,988 in fiscal year 2004 to MCh$8,702 in fiscal year 2005, a higher tax expense of MCh$1,714 (24.5%) . This deviation stems from higher earnings generated in the period and the consequent higher expenses of Ch$777, as well as higher deferred taxes of MCh$894. It is important to point out that deferred taxes are recorded on a discounted basis for the gains on mandatory investment. The tax authority has allowed the projection of this last obligation and discounting it at a rate of a Central Bank’s instrument, which has evidenced a downward trend during fiscal year 2005.

      Net Income

     Net income rose from MCh$28,227 for fiscal year 2004 to MCh$34,813 for fiscal year 2005, representing a real increase of 23.3% or MCh$6,586.

      Operating Results for the years ended December 31, 2004 and 2003

      Operating Revenues

     Operating Revenues increased by 5.0% (4.6%) from MCh$121,818 for fiscal year 2003 to MCh$127,432 for fiscal year 2004, due to an increase of MCh$5,370 (5.0%) in fee income and MCh$671 (6.4%) in gains on mandatory investment. The above was partially offset by lower financial revenues and lower rebates from the life and disability (L&D) insurance contracts of MCh$444 (27.4%).

     Fee income increased by 5.0% from MCh$106,451 for fiscal year 2003 to MCh$111,820 for fiscal year 2004, as a result of higher collection levels observed in the period. In fact, total collection for 2004 increased by 8.9% in actual terms with respect to last year, a growth higher than fee income due to the implementation of a technological change called “Unified Platform” implemented in Chile for all the AFP of BBVA Group at the end of July. The latter implied a delay in the accreditation process of collection in the affiliates’ individual accounts, which is a legal requirement to charge associated fees. So, lower levels of effectiveness in the accreditation process of contributions affected the revenues recognized for mandatory savings. Therefore, the Company took measures to correct this delay, implementing special tasks to recover leftovers (contributions received from affiliates not identified) generated by the Unified Platform start up. The accreditation process of collection will be stabilized in 2005 due to the adjustments introduced in the development of this new technology.

     Moreover, revenues from fees charged by deposit of mandatory contributions that represent 98.8% of total fee income received by the Company increased by 4.9% in a framework where Provida has maintained its leading position in the pension fund industry with market share over 40% in terms of clients with a total number of contributors of 1,451,298 as of December 2004.

     Regarding voluntary pension savings (APV) (whose legal modifications came into force in March 2002) though it does not represent an important percentage of Provida’s fee income (0.3%) given the system of charging fees based on assets under management, this vehicle has experienced an important increase in both administered fund volumes and revenues. As of December 2004, the APV funds administered by Provida were MCh$110,534, representing an increase of 23.3% with respect to the same period last year, while fee income was MCh$352, an amount 50.5% higher than the figure recorded in fiscal year 2003. With respect to market share in the AFP industry, Provida has 33.5% of the administered accounts and 18.1% of assets under management. According to the information available about the APV market as a whole, the AFPs held 84.7% of administered accounts and 81.3% of the associated funds as of December 2004.

     Gains on mandatory investment increased by 6.4% from MCh$10,413 in fiscal year 2003 to MCh$11,084 in fiscal year 2004, due to the higher average assets under management. In addition, the pension funds in 2004 showed positive returns originated by the good performance recorded by both the local stock market (IPSA +21.0%, IGPA +22.2%) and foreign markets (Dow Jones +3.2%, Nasdaq +8.6%, MSCI US Value +12.2%, MSCI Europe ex UK +19.2%, Nikkei 11.8%, AC Far East ex Japan +14.2%, MSCI LA +34.8%,) . This was not enough to equal the remarkable return exhibited by stock markets in 2003, and as a consequence, the weighted average nominal return of the pension funds of 11.46% in 2004 was lower than the weighted average nominal return of 12.27% in 2003.

     Other Operating Revenues in fiscal year 2004 decreased by 8.6% or MCh$426 compared to fiscal year 2003, mainly due to lower interest income from the L&D insurance contracts of MCh$444. Additionally, the period recorded lower earnings of MCh$300 for services rendered for AFC (Unemployment Funds Administrator). Both effects were partially offset by higher revenues from additional contributions as a result of the clearance process of multiple affiliations among AFP (MCh$109) and higher revenues (fees) from the consolidation of AFP Génesis in Ecuador (MCh$214).

      Operating Expenses

     Total Operating Expenses increased by 5.8% from MCh$89,752 for fiscal year 2003 to MCh$94,987 for fiscal year 2004 mainly due to an increase in life and disability insurance premiums as a result of adjustments for higher casualty rate experienced by contracts with pending settlements. To the above, higher administrative expenses added primarily stemming from the redesign of the marketing and distribution model, which resulted in the restructuring of branch offices network and the consequent outsourcing of certain processes. The latter was partially offset by lower administrative and sales compensations resulting from a lower number of employees and less sales activity in the period, respectively.

     Administrative personnel payroll expenses for fiscal year 2004 reached MCh$16,618, decreasing by 1.9% or MCh$328 with respect to fiscal year 2003. Behind this, is the Company’s emphasis on the higher efficiency of the administrative staff, which led to a reduction in the number of employees through an unusual retirement plan in force in the first half of 2003. In figures the average number of administrative personnel fell from 1,064 in 2003 to 1,051 in 2004.

     As a consequence, the period recorded savings in terms of compensations and benefits associated with a lower number of personnel and lower severance payments since, unlike 2003, no significant severance payments were recorded. In addition, there were new incentive factors for productivity that reduced awards levels and lowered expenses related to seniority awards. Since fiscal year 2003 this benefit began to be recognized over the vesting period and not only when seniority was reached. The accrued effect of this accounting change was recorded in May 2003.

     The number of staff at the close of the period increased by 0.4% from 1,038 employees in December 2003 to 1,042 in December 2004 as a result of the redesign of the marketing and distribution model implemented in the second half of 2004. The latter led to a redefinition of sales staff and the creation of executives specialized in pension advisory who, based on their characteristics and profiles, are members of the administrative staff. Moreover, such increase was offset by a reduction in the sales agent headcount.

     Sales personnel payroll expenses decreased 9.5% from MCh$9,556 for fiscal year 2003 to MCh$8,645 for fiscal year 2004. This was due to the lower sales activity during the period that resulted in a decrease of commission paid and non-recurring incentives for transfers. Additionally, fiscal year 2004 recorded savings in compensations and benefits resulting from the reduction of sales agents during the year as a consequence of the commercial redefinition. The above was partially offset by higher costs in severance payments arising from the aforementioned sales force adjustment.

     The adjustments to the sales staff was in response to a strategy to reorient resources towards pension advisory and maintain as traditional sales agents those with a highly productive level in terms of transfers. The average number of sales agents decreased from 634 in 2003 to 566 in 2004 implying a fall of 10.8%, while at the close of each period, it decreased from 625 at December 2003 to 555 at December 2004, a fall of 11.2% .

     Life and disability insurance premium expenses increased from MCh$47,914 in fiscal year 2003 to MCh$52,623 in fiscal year 2004, representing an increase of MCh$4,709 or 9.8% over the previous year. This increase is the result of higher provisions related to casualty rate of MCh$3,390 and higher provisional premiums of MCh$1,364 stemming from a higher salary base of clients recorded in the period. With respect to provisions for higher casualty rate, in the total amount of MCh$23,250 (Note 20 to the audited consolidated financial statements), MCh$8,490 corresponded to L&D insurance contracts prior to 2004. See “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Accounting of Life and Disability Insurance Cost.”

     The remaining operating expenses increased by 11.5% or MCh$1,765 from MCh$15,336 for fiscal year 2003 to MCh$17,101 for fiscal year 2004. This is due to higher administrative expenses of MCh$1,864 mainly related to the redesign of the distribution model implemented by the Company, which implied that the number of branch offices increased by 57.1% from 84 offices as of December 2003 to 132 as of December 2004. In addition, higher costs for external services related to collection and pension payment, as well as higher expenses related to leased spaces, were also recorded as a consequence of the aforementioned redesign. “Item 4. Information on Provida – Business Overview – Marketing and Sales – General.” Lower marketing expenses of MCh$145 as a result of less publicity and savings in direct marketing partially offset the above.

      Operating Income

     Consequently operating income reached MCh$32,445 in 2004, representing an increase of MCh$379 or 1.2% with respect to 2003, since the favorable increases in fee income and gains on mandatory investment were partially offset by the higher aforementioned expenses.

      Non-operating income (expenses) net

     Non-operating income (expenses) net decreased from an income of MCh$10,557 in fiscal year 2003 to an income of MCh$2,770 in fiscal year 2004, representing a negative deviation of MCh$7,787, mainly resulting from lower gains from the sale of related companies and the lower income from equity participation in related companies.

     With respect to transactions of related companies, in fiscal year 2003 Provida sold its 20% stake in AFPC Porvenir in Colombia generating gains of MCh$9,117, while in fiscal year 2004 the Company sold its entire equity participation in AFP Crecer in El Salvador and its 30% stake in AFP Porvenir in the Dominican Republic, transactions that together generated a profit for MCh$2,957.

     The results of related companies decreased from MCh$7,437 in fiscal year 2003 to MCh$5,300 in fiscal year 2004, representing a negative variation of MCh$2,137 (28.7%) . At the international level, the affiliates generated lower results of MCh$1,851 for Provida, mainly due to the exclusion of the results of sold companies: AFPC Porvenir in Colombia in September 2003 and AFP Crecer in El Salvador in October 2004. In addition, the results of related companies were negatively affected by the Chilean peso appreciation with respect to the dollar (6.13%) and the operating losses by AFP Porvenir in the Dominican Republic prior to the merger with AFP Crecer. Locally, AFC and PreviRed.com recorded higher losses since they have not yet reached a break-even point.

     Furthermore, the price level restatement results evolved favorably from an income of MCh$228 in fiscal year 2003 to a gain of MCh$344 in fiscal year 2004, representing a positive deviation of MCh$116. Even though in the period the inflation applied over the Company’s non-monetary net liability exposure was higher (2.5% as compared to 1.0% applied in fiscal year 2003), such effect was more than offset by higher gains stemming from exchange rate exposure given the appreciation effect of the Chilean peso with respect to the dollar over the mercantile account in dollars maintained with Provida Internacional.

      Income Tax

     Income tax decreased from MCh$8,636 in fiscal year 2003 to MCh$6,988 in fiscal year 2004, representing a lower expense of MCh$1,648 (19.1%) since fiscal year 2003 included the tax of the sale of AFPC Porvenir in Colombia for MCh$2,800. Excluding the latter, the expense on income tax increased by MCh$1,152 in connection with the higher prevailing tax rate (17% in fiscal year 2004 versus 16.5% in fiscal year 2003).

      Net Income

     Net Income decreased from MCh$33,987 for fiscal year 2003 to MCh$28,227 for fiscal year 2004, representing a decrease of 16.9% or MCh$5,760.

Impact of Inflation and Price-Level Restatement

     Provida is required under Chilean GAAP to restate non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean currency. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Notes 2 and 30 to the audited consolidated financial statements.

     Non-monetary assets and liabilities are generally restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

     For practical reasons, the price-level restatement of trading securities is not accounted separately from the gain or loss on such securities. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price-level restatement on trading securities had been accounted for separately prior to restating trading securities to fair values.

     In terms of the inflation impact on Provida’s results, inflation effects produce losses as a consequence of the Company’s net liability exposure.

     The following table sets forth the calculation of the net effect resulting from the changes in the purchasing power of the Chilean currency:

	As of, and for the twelve months ended December 31,

	(in millions of constant Ch$)

	2003	2004	2005

Shareholders’ equity	2,038	3,939	5,560
Other assets	(1,263)	(2,572)	(3,490)
Premises and equipment	(318)	(888)	(1,179)
Liabilities	307	83	16
Accumulated depreciation	59	166	246
Profit and loss accounts	3	522	763

Net loss (gain) from changes in the purchasing power of the currency	826	1,250	1,916

B. Liquidity and Capital Resources

Overview

     Our principal uses of funds are for life and disability insurance expenditures, dividend payments, mandatory investments and the payment of short-term and long-term liabilities. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. We believe that these sources of funds, together with our cash and cash equivalents, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements. Due to the nature of our business, we benefit from significant cash flows related to fees received from our customers regarding mandatory and voluntary pension savings, which we estimate will continue in the same terms. The growth of our customer portfolio, as expected, will continue to increase our working capital requirements and we believe we are well positioned to finance such requirements.

     In 2004, due to the positive net cash from our operating activities and the sale of certain interest in related companies, we increased our cash and cash equivalent in the amount of MCh$2,277 million, despite the fact that our net cash from our financing activities was negative in the amount of MCh$31,759, largely due to payment of loans.

     In 2005, our cash and cash equivalent increased in the amount of MCh$280 million (US$546 thousands) since the positive net cash from our operating activities were destined to financing and investments activities, using our cash and cash equivalents in our commitments.

     In 2006, we expect our major cash needs to include:
  repayment or refinancing of short-term contractual obligations in the amount of MCh$6,000 (US$11.7 million);

  budgeted capital expenditures of MCh$830 (US$1.6 million); and

  budgeted cash dividends of approximately MCh$18,000 (US$35 million).

     We expect to meet these cash requirements in 2006 through a combination of:

  existing cash resources and cash flow to be generated from our operations in 2006; and

  additional short-term and long-term debt that we will incur as necessary.
Sources and Uses of Funds

     Cash and Working Capital. At December 31, 2005, we had negative net working capital in the amount of MCh$40,915 (US$79.8 million), compared with negative net working capital of MCh$42,021 at December 31, 2004. We typically have had a negative working capital position because of our main need of financing are the mandatory investments, which is not considered as current assets. Additionally, we are used to financing our needs with short-term financial debt and we maintained during the year provisions related to the unfavorable casualty rate to be paid to the insurer in the first quarter of the following year. However, a negative working capital position does not affect our ability to obtain financing.

     Net Cash Provided by Operations. Net cash provided by operations in 2005 was MCh$40,901 (US$79.81 million), representing an increase as compared to MCh$12,830 regarding net cash provided by operations in 2004. Funds provided by operations consist principally of funds from fee income paid by our customers.

     Net Cash Provided (Used) in Investing Activities. Net cash used in investing activities was MCh$1,354 (US$2.6 million) for 2005, a variation of MCh$7,198 compared to net cash provided in investing activities in 2004. The principal uses for investing activities in 2005 were MCh$5,889 (US$11.5 million) for the purchase of mandatory investments shares and MCh$1,766 (US$3.4 million) for investments in related companies.

     Net Cash Used in Financing Activities. In 2005, our financing activities included MCh$39,352 (US$76.8 million) of which Ch$150,930 million (US$294.5 million) are generated from the issuance of debt. These amounts were offset by MCh$168,102 (US$328.0 million) for repayment of bank borrowings, MCh$19,446 (US$37.9 million) for repayments of accounts due to related companies and MCh$17,278 (US$33.7 million) in dividends paid.

C. Off-balance Sheet Arrangements

     There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D. Tabular Disclosure of Contractual Obligations

     The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2005:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Contractual Obligations
Operating leases	4,623	950	1,469	1,469	735
Unconditional purchase obligation	31,382	5,230	10,461	10,461	5,230
Other long term obligations (Life and Disability Insurance)	315,876	47,622	101,035	109,280	57,940

Total Contractual Obligation	351,881	53,802	112,965	121,209	63,904

Commercial Commitments
Syndicated loan - Local banks	136,493	22,749	45,498	45,498	22,749
Lease contracts	731	81	162	101	387

Total Commercial Commitments	137,224	22,830	45,659	45,599	23,136

     The Company’s operating leases are mainly related to branch offices, none of whom individually represent a significant contractual obligation.

     Unconditional purchase obligations are related to permanent service contracts. Since most of them are connected with the Company’s level of activity, it is expected that the minimum commitment for this concept for the following years would be the same as for 2005. See Note 31 to the audited consolidated financial statements.

     Provida’s most material contractual obligation (registered and representing 100% of “Other long-term obligations”) stems from the life and disability insurance policy signed with BBVA Seguros de Vida S.A. The expenses required in connection with this obligation are determined using our predictive model through only year 6 in light that it is too difficult to predict macroeconomic variables that period. Even through year 6, if material assumptions used in our predictive model were significantly changed, these expenses and therefore our liquidity may materially differ.

     Provida’s capital leases and financial obligations are basically connected with long term obligations aimed at financing mergers and acquisitions of other AFPs during years 1998 and 1999. See Notes 15 and 16 to the audited consolidated financial statements.

     The use of the banks overdrafts required to finance business operations generates interest expenses by applying a variable interest rate agreed upon between both parties. As of December 31, 2005, the unused lines of credit amounted to MCh$50,093. See Note 15 to the audited consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Managers

     Provida’s Directors and Executive Officers as of December 31, 2005 are as follows:

Directors (1)(4)	Position	Current Position Held Since	Term of Expiration

Gregorio Villalabeitia Galarraga	Chairman of the Board of Directors	2005	2007
Miguel Angel Poduje Sapiaín(3)	Vice - Chairman	1999	2006
Juan Prado Rey-Baltar	Director	2005	2007
Julio Gilsanz Arrola(2)	Director	2002	2006
Fernando Léniz Cerda(3)	Director	1997	2006
José María Ayala Vargas(3)	Director	2003	2006
Alberto Pulido Cruz	Director	1999	2007

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(2)	In the Board of Directors’ meeting held on January 26, 2006, it was informed that Director Mr. Julio Gilsanz Arrola had presented his resignation to his position for personal reasons. The Board of Directors unanimously accepted Mr. Gilsanz’s resignation and designated Mr. Gustavo Alcalde Lemarie as Director of Provida.
(3)	In the Board of Directors’ meeting held on April 18, 2006, it was informed that Directors Mr. Miguel Angel Poduje, Mr. Fernando Léniz and Mr. José María Ayala had decided not to apply again to the post of Vice President and Directors in the Shareholders meeting that took place on April 21, 2006.
(4)	The Board of Directors was renewed in the Ordinary Shreholders ’meeting held on April 21, 2006. The new Directors for the following two years were designated as it follows: Mr. Gregorio Villalabeitia, Mr. Juan Prado, Mr. Carlos Pla, Mr. Gustavo Alcalde, Mr. Alberto Pulido, Mrs. Ximena Rincón and Mr. José Antonio Viera-Gallo. In the Board of Directors Meeting held on May 23, 2006, Mr. Gregorio Villalabeitia and Mr. Gustavo Alcalde were elected as President and Vice President of the Board of Directors, respectively.

Executive Officers(1)	Position	Current Position Held Since	Term of Expiration

Gustavo Alcalde Lemarie (2)	Chief Executive Officer	1996	N/A
Jorge Matuk Chijner (2)	Vice Chief Executive Officer	2005	N/A
Juan Carlos Reyes Madriaza	Chief Operation Officer	1998	N/A
Joaquín Cortez Huerta	Chief Investment Officer	1996	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Gonzalo Pizarro Sironvalle	Human Resources Manager	2003	N/A
María Paz Yáñez Macías	Planning & Control Division Manager	2002	N/A
Gabriel Galaz González	Accounting & Consolidation Division Manager	2002	N/A
Alexia Cornejo Moreno	Operational and Market Risk Division Manager	2005	N/A
Arnaldo Eyzaguirre Miranda	Auditor	2003	N/A
Andrés Veszpremy Schilling	General Counsel	2002	N/A

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(2)	In the Board of Directors’ meeting held on January 26, 2006, it was informed that the Chief Executive Officer Mr. Gustavo Alcalde Lemarie had presented his resignation to his position for personal reasons. The Board of Directors unanimously accepted Mr. Alcalde’s resignation and designated Mr. Jorge Matuk Chijner as the Chief Executive Officer of Provida.
N/A: Not applicable

Board of Directors

     Gregorio Villalabeitia Galarraga is the Chairman of the Board and has been a Director of Provida since 2005. He received a degree in law and economics from the University of Deusto in San Sebastián, Spain.

     Miguel Angel Poduje Sapiaín was the Vice-Chairman of the Board of Provida from 1999 until April 21, 2006. He received his law degree from the Catholic University of Chile.

     Juan Prado Rey-Baltar holds the position of Director of Provida since 2005. He received an economics degree from the Universidad del País Vasco, Spain.

     Julio Gilsanz Arrola was a Director of Provida from 2002 until January 26, 2006. He received a law and economics degree from the University of Deusto in San Sebastián, Spain.

     Fernando Léniz Cerda was a Director of Provida from 1997 until April 21, 2006. He obtained a civil engineering degree from the University of Chile.

     José María Ayala Vargas was a Director of Provida from 2003 until April 21, 2006. He obtained his law degree from the University of Barcelona, Spain.

     Alberto Pulido Cruz has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile.

Executive Officers

     Gustavo Alcalde Lemarie was Chief Executive Officer from 1996 until January 26, 2006. He received his commercial engineering degree from the University of Chile.

     Jorge Matuk Chijner was the Assistant CEO from 2005 until January 26, 2006, when he took the position of CEO. Mr. Matuk received a business administration degree from the Catholic University of Peru.

     Juan Carlos Reyes Madriaza has been Chief Operation Officer since 1998. From 1994 to 1998 he served as Production Division Manager in Provida. He received a mathematics civil engineering degree from the University of Chile.

     Joaquín Cortez Huerta has been Chief Investment Officer since 1996. He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago.

     Carlo Ljubetic Rich has been Chief Commercial Officer since 2000. He received an industrial engineering degree from University of Santiago of Chile.

     Gonzalo Pizarro Sironvalle has been Human Resources Manager since 2003. He received an industrial engineering degree from the Catholic University of Chile.

     María Paz Yáñez Macías has been Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

     Gabriel Galaz González has been Accounting & Consolidation Division Manager since 2002. He is a university graduate in mathematics and physics from the University of Santiago of Chile.

     Alexia Cornejo Moreno has been Operational and Market Risk Division Manager since 2005. Ms. Cornejo previously held the position of Operational Control Manager. She received her degree as Accounting Auditor from the University of Talca, Chile.

     Arnaldo Eyzaguirre Miranda has been the auditor in charge of the Controller Division since 2003. He received commercial engineering degree from the Metropolitan Technological University of Chile and his Public Accountant-Auditor degree from the Central University of Chile.

     Andrés Veszpremy Schilling has been General Counsel since 2002. He received the degree of Laws from University of Chile, the degree of lawyer from the Supreme Court of Chile and a Master of Laws in International Legal Studies from the American University in the United States of America.

B. Compensation

      In 2005, the total compensations paid to each director of Provida was as follows:

Directors	Per Diem

(in thousands of constant $Ch as of December 31, 2005)

Miguel Angel Poduje Sapiaín	32,090
Fernando Léniz Cerda	16,045
Alberto Pulido Cruz	16,045

Total	64,180

     The per diem compensation paid by Provida to all Directors in fiscal year 2005 was MCh$64, a 2.8% decrease year on year. The aggregate compensation of Provida’s executive staff during fiscal year 2005, including 22 managers (area and division) and 30 department chiefs, was MCh$2,295.

     Severance payments made during 2005 to all executives who left the Company for different reasons totaled MCh$526.

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

C. Board Practices

     Provida follows the corporate governance policies and guidelines established under Chilean laws. We are administered by a Board of Directors that meets once a month and which in conformity with the current Company’s by-laws, comprises seven members who are elected in the annual ordinary shareholders’ meeting for a two year term. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, our board consists entirely of “non-management” directors.

     There are no Service Contracts of Directors with the Company or with any of its subsidiaries to provide benefits upon termination of employment.

D. Directors Committee

     According to the Law N° 19,705 passed in December 2001, which regulates public share offers and establishes regulations on interest conflicts; and Circular 1,526 of February 2001 issued by the SVS, the concept of a “Directors Committee” was created. At our Board of Directors’ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions entered into by the former Audit Committee, but under Chilean law, the individuals on this committee are not required to be independent. With respect to the listing requirements that apply to our committees under the NYSE, see “Item 9. The Offer and Listing– Markets– Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards”.

     Among the responsibilities of the Committee are the proposal of external auditors; examination of reports prepared by the external auditing firm; approval of additional services granted by the external auditing firm; analysis of reports made by the Controller Division of Provida; analysis of resolutions and notes issued by regulatory organizations and the approval of transactions with related parties.

     During fiscal year 2005, the Board of Directors did not incur any expenses, except for compensations to its members.

     In January 2005, Mr. Jesús María de las Fuentes submitted his resignation as Director and as a member of the Directors Committee, being replaced by Mr. Juan Prado. In the Board of Director’s meeting held on May 17, 2005, and given the Director’s renewal occurred in the ordinary shareholder’s meeting held on April 29, 2005, the Directors Committee was renewed. From that date and until April 21, 2006, the Directors Committee was conformed by Mr. Fernando Léniz Cerda (the financial expert), Mr. Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar. The Committee held 9 meetings in which also participated the Chief Executive Officer Mr. Gustavo Alcalde Lemarie, the Auditor Mr. Arnaldo Eyzaguirre Miranda and General Counsel Mr. Andrés Veszpremy Schilling as Secretary. In some of the meetings the partners of the external auditing firm Deloitte were invited.

     At the Board of Director’s meeting held on May 23, 2006, and given the Director’s renewal approved at the ordinary shareholder’s meeting held on April 21, 2006, the Directors Committee was renewed. The current members are Mr. Gustavo Alcalde – described as a financial expert by the Board of Directors –, Mr. Alberto Pulido and Mr. Juan Prado. In the Directors Committee held on June 22, 2006, Mr. Gustavo Alcalde was designated as the president of the Directors Committee.

      In 2005, the total fees paid to each director for their participation in Directors Committee was as follows:

Directors	Fees
(in thousands of constant $Ch as of December 31, 2005)

Fernando Léniz Cerda	3,159
Alberto Pulido Cruz	3,553

Total	6,712

      E. Employees

     The following chart sets forth Provida’s organizational structure and related numbers of employees for major operating areas as of March 31, 2006:

     The daily operations of Provida are supervised by the Chief Executive Officer. The General Counsel, the Auditor, the Human Resources Manager, the Planning & Control Manager, the Accounting & Consolidation Manager and the three Area Managers of Provida report directly to the Chief Executive Officer. The Area Managers or Officers are: (i) the Chief Commercial Officer, (ii) the Chief Investment Officer, and (iii) the Chief Operation Officer. Although each of these persons manages a distinct area or division of Provida, they coordinate many of their day-to-day activities. Provida’s executive officers are appointed by the Board of Directors and hold the position at its discretion.

     As of December 31, 2005, Provida had 1,551 employees, of which 550 employees were members of the sales force, representing 35% of its total staff. As of December 31, 2004, Provida had 1,597 employees, of which 555 were members of the sales force, representing 35% of its total staff. As of December 31, 2003, Provida had 1,663 employees, of which 625 employees were members of the sales force, representing 38% of its total staff.

Labor Relationships

     Provida has good relations with its employees and its labor unions, and has never experienced a strike or walk out.

     Provida’s workers are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986 and is the oldest one. At March 31, 2006 its membership constituted 39.5% of the Company’s labor force, of which 510 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and represents only administrative employees. At March 31, 2006 its members represent 33.8% of the Company’s employees.

     In October 2004, a new collective bargaining agreement was presented. The result was a new agreement between the two parties with Labor Union N° 2 and Labor Union N° 1. These agreements will be in effect until December 31, 2006 and January 31, 2007, respectively.

F. Share Ownership

      The shares registered on behalf of Directors and Executives are the following:

Name of Shareholder	Position	Number of Shares of Common Stock Owned

Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589
Miguel Angel Poduje Sapiaín	Director	5,250
Mario Picero Castro	Manager	1,905

Item 7. MAJOR SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

A. Major Shareholders

     The Administradora de Fondos de Pensiones Provida S.A. is a publicly traded Corporation with an equity divided into 331,316,623 common shares of only series, nominative cases and without nominal value; instrument that grants such right of vote to each one of the shareholders. Since July 1, 1999, Provida is controlled by its principal shareholder BBVA Pensiones Chile S.A., with a participation of 51.62% in the capital stock, which indirectly wholly owned by Banco Bilbao Vizcaya Argentaria. S.A. The balance of the subscribed and paid shares distributed among small local and foreign investors including Directors and Executive Officers of Provida with an individual participation lower than 1%.

      At December 31, 2005, shares were distributed as it follows:

Name of Shareholder	Number of Shares of Common Stock Owned	Percentage Ownership

BBVA Pensiones Chile S.A. (1)	171,023,573	51.619%
The Bank of New York (2)	84,509,310	25.507%
Directors and Executive Officers	122,523	0.037%

(1)	Corporation constituted in Chile whose major shareholder is Banco Bilbao Vizcaya Argentaria – Spain.
(2)	Depositary Bank of ADS Banco de Chile as an acting custodian.

B. Related Party Transactions

     Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or in similar terms to those usually prevailing in the market. Directors and executive officers breaching Article 89 are liable for losses resulting from such breach. Furthermore, the Chilean Corporate Law –Article 44–provides that any transaction in which a Director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has been informed of this fact, and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the Company’s shareholders in the next Shareholders’ meeting. Breaching Article 44 may result in administrative or criminal penalties and public liability to the Company, shareholders or third parties that may have losses as a result of such breach. In certain circumstances, Provida has entered into transactions with related parties or with entities that have relationships with certain of its Directors. All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Corporate Law.

     During recent years, Provida has entered into transactions with companies under common ownership, including BBVA Pensiones Chile S.A., BBVA Corredores de Bolsa S.A., Banco Bilbao Vizcaya Argentaria Chile S.A. (BBVA Chile), BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Sociedad Administradora de Fondos de Cesantía de Chile S.A. and BBVA Bancomer Servicios S.A.

      BBVA Pensiones Chile S.A. is the main shareholder of Provida. The transactions with this entity in 2005 were related to the licensing from BBVA Pensiones Chile S.A. of the software used in most operational and administrative processes (Plataforma Unificada) and its maintenance services, both corrective and developing, of the new Unified Platform to be used in the Maintenance Center of BBVA Pensiones Chile S.A. Additionally, this entity leased Provida’s real estate until 2004.

     BBVA Corredores de Bolsa S.A. is a subsidiary of BBVA Chile S.A. BBVA Group is the main shareholder of both Provida and BBVA Chile S.A. The transactions with this entity are financial services rendered to Provida.

     BBVA Chile S.A. There is a relationship through the major common shareholder BBVA Group. The transactions with this entity are lease contracts, services of collection, savings withdrawals and pension payments, overdraft lines and loans.

     BBVA Compañía Seguros de Vida S.A. There is a relationship through the major common shareholder BBVA Group. In 2003, BBVA Compañía de Seguros de Vida S.A. was awarded the bidding of Provida’s life and disability insurance for a coverage period of 17 months from August 2003 until December 2004. In a new bidding process BBVA Compañía de Seguros de Vida S.A. was again awarded Provida’s life and disability insurance contract for an undefined time from January 1, 2005.

     Servicios de Administración Previsional S.A. In March 2002, Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. As per this agreement Provida loaned to PreviRed.com UF12,852 (approximately US$400,000), with a monthly interest to be established on the basis of the average of the last 5 days of the corresponding month of the TIP (Average Interest Rate), as informed by the Central Bank for non-index loans with maturity between 30 and 89 days. Such contract expired on December 31, 2003 and was renewed 50% at the end of 2007 and the remaining at the end of 2008. Additionally, PreviRed.com rendered electronic collection services to Provida.

     Sociedad Administradora de Fondos de Cesantía Chile S.A. Provida has a 37.8% equity interest and has guaranteed debt in the amount of UF 400,000 (MCh$2,718) of its equity-method investee. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to standby letters of credit. The guarantee expires in January 2012.

     BBVA Bancomer Servicios S.A. There is a relationship through the major common shareholder BBVA Group. Starting 2005, this entity began to render services regarding processing of the Company’s and Pension Funds’ data in the Processing Center BBVA Bancomer Services in Mexico.

     For fiscal years 2004 and 2005, the detail of the related companies transactions are disclosed in footnote 32 b) of the Financial Statements.

      As of March 31, 2006 the detail of the related companies transactions are as follows:

		Amount of transactions			Effect on income (charge) credit
Company	Transaction		Mar-05	Mar-06		Mar-05	Mar-06

BBVA Pensiones Chile S.A.	Pending Balance	MCh$	–	–	MCh$	(38)	–
	Lease	MCh$	32	–	MCh$	32	–
	Software Purchase	MCh$	–	3,303	MCh$	–	(221)
	Software Maintenance (CMA)	MCh$	–	536	MCh$	–	(536)

		Amount of transactions			Effect on income (charge) credit
Company	Transaction		Mar-05	Mar-06		Mar-05	Mar-06

BBVA Corredores de
Bolsa S.A.	Financial services	MCh$	20	19	MCh$	(20)	(19)
BBVA Chile S.A.	Lease branches, BBVA
	Tower	MCh$	388	408	MCh$	388	408
	Lease branches
	Huerfanos-Banderas	MCh$	185	182	MCh$	(185)	(182)
	Common Charges
	(rented property)	MCh$	17	66	MCh$	(17)	(66)
	Common Charges
	(leased property)	MCh$	109	113	MCh$	109	113
	Pension payments	MCh$	134	130	MCh$	(134)	(130)
	Collection Contract	MCh$	320	325	MCh$	(320)	(325)
	Overdrafts and
	Borrowings	MCh$	11,895	14,050	MCh$	(167)	(197)
	Saving withdrawals
	services	MCh$	62	63	MCh$	(62)	(63)
	Current Accounts	MCh$	158	256	MCh$	(7)	(10)
BBVA Compañía de
Seguros de Vida S.A.	Paid premiums	MCh$	11,850	9,493	MCh$	(11,850)	(9,493)
	Provision	MCh$	14,597	13,995	MCh$	–	–
Servicio de Adm.
Previsional S.A.	Collections services	MCh$	48	83	MCh$	(48)	(83)
	Current account
	borrowings	MCh$	260	270	MCh$	2	5
	Password
	administration fee	MCh$	14	10	MCh$	(14)	(10)
	Data processing fee	MCh$	3	5	MCh$	(3)	(5)
	Folder transfer fee	MCh$	–	3	MCh$	–	(3)
Administradora de
Fondos de Cesantía	Technological support
Chile S.A.	services	MCh$	78	94	MCh$	78	94
	Technological advisory
	and services	MCh$	–	–	MCh$	–	–
	Current account
	borrowing	MCh$	384	284	MCh$	–	–
BBVA Bancomer Servicios S.A.	Data Processing	US$ (in millions)	248	502	MCh$	(248)	(502)

     During the fiscal year 2005, the Board of Directors approved the following operations with related parties; all of them are adjusted to similar equity conditions to those ones usually prevailing in the market:

Board of Directors on January 18, 2005
  Sub lease of real estate of 1,000 m2 in the office located at 350 Morande Street to BBVA Chile for a monthly amount equivalent to UF 350.

  Rental of real estate of 72 m2 in the first floor of the building located at 1,234 Huérfanos Street to BBVA Chile for a monthly amount equivalent to UF 46.8.

  Amendment of the Contract subscribed to August 20, 2002 with Unemployment Funds Administrator of Chile S.A (AFC) regarding fees charged by AFPs to AFC by different services rendered.

  Amendment of the Contract subscribed to May 25, 2001 with PreviRed.com regarding fees charged to AFPs for services rendered.
Board of Directors on March, 3, 2005
  Rental of real estate of 88.88 m2 located on Apoquindo Street at the corner of El Golf Street from BBVA Chile for a monthly amount equivalent to UF 79.99.

  Extension of test agreement with BBVA Chile until June 30, 2005 approved during the Board of Director’s meeting held on December 16, 2003 regarding services related to pension payments and collection of mandatory, voluntary and delayed contributions and related status reports.

Board of Directors on March, 14, 2005
  Free license of trademark use with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) in accordance with the Board of Directors’ meeting held on May 28, 2002, BBVA Group has recorded the trademark BBVA Provida AFP. Later on, the trademark “BBVA Provida adelante” was registered. BBVA has the intention to formally authorize Provida to use such trademarks by granting a free license.

  Reimbursement expenditure agreement with Banco Bilbao Vizcaya Argentaria S.A. of Spain (“BBVA”). Through the agreement, AFP Provida S.A. (“Provida”) is required to reimburse to BBVA expenditures regarding travel, transportation and allowances to BBVA’s personnel required by Provida to stay in Chile in order to obtain cooperation regarding projects, organization, systems and technology transfer among other activities of Provida’s interest.
Board of Directors on June 21, 2005
  Rental of real estate of 184.77 m2 located at 810 Prat Street, Valparaíso, from BBVA Chile for a monthly amount equivalent to UF 73.83.

  Rental of real estate of 45.06 m2 located at 130 E. Ramirez Street, Valparaíso, from BBVA Chile for a monthly amount equivalent to UF 9.

  Rental of real estate of 197.11 m2 located at 1,194 Condell Street, Valparaíso, from BBVA Chile for a monthly amount equivalent to UF 59.13.
Board of Directors on September 27, 2005
  Rental of real estate of 42.28 m2 located at 1,389 Padre Hurtado Avenue, Vitacura, Santiago, from BBVA Chile for a monthly amount equivalent to UF 19.80.

  Rental of real estate of 22.80 m2 located at 2,880 Isidora Goyenechea Street, Las Condes, Santiago, from BBVA Chile for a monthly amount equivalent to UF 12.3.

  Rental of real estate of 32.20 m2 located at 2,815 Apoquindo Avenue, Las Condes, Santiago, from BBVA Chile for a monthly amount equivalent to UF 26.73.

  Rental of real estate of 156.05 m2 located at 3,640 Apoquindo Avenue, Las Condes, Santiago, from BBVA Chile for a monthly amount equivalent to UF 156.05.

  Rental of real estate of 60.71 m2 located at 735 San Antonio Street, Santiago, from BBVA Chile for a monthly amount equivalent to UF 24.28.
Board of Directors on November 22, 2005

Services rendering contract from BBVA Chile for savings withdrawal payments and delayed contribution payments for an amount of UF 0.0035 for each transaction up to a maximum of 25,000 transactions in a month.

For each transaction exceeding that amount a tariff of 0.00295 will be applied.

In connection with the acquisition and implementation of the Technological Unified Platform, the transactions contracted are as follows:

Acquisition and implementation of Technological Unified Platform for a unique and total amount of €7,259,000 including taxes.

Corrective and norm-developing maintenance services of the new Unified Platform to be performed in the Maintenance Center of BBVA Pensiones Chile S.A. for an amount of US$729,242 in 2005 and US$3,467,000 in 2006 plus taxes. The maintenance service will be permanent for an indefinite period and its cost will be reviewed once a year in connection with AFP Provida’s requirements.

Processing of the Company’s and Pension Funds’ data in the Processing Center BBVA Bancomer Services trust fund N°47433-8 S.A. in Mexico for an amount of US$1,508,400 in 2005 and US$2,584,000 in 2006 plus taxes. The services rendering will be permanent for an indefinite period and its cost will be reviewed once a year in connection with the number of requirements (transactions) estimated to be performed by the society.

Board of Directors on January 26, 2006
  Amendment of the contract subscribed with AFC to decrease compensation for services rendered to Provida in connection with the following clauses: (i) 10.1 clause decreasing from UF26 to UF16; (ii) 10.2 clause decreasing from UF0.038557 to UF0.023381 and (iii) 10.2 clause letter b) from UF 0.73042 to UF 0.056342.

  Sub lease of real estate of 45.02 m2 located at 3,023 Los Trapenses Avenue to AFP Provida from BBVA Chile for a monthly amount equivalent to UF 14.86.

  Rental of real estate of 184 m2 located at 61 Arturo Prat Street, Rengo to BBVA Chile for a monthly amount equivalent to UF 34.96.
Board of Directors on April 18, 2006
  Sub-contract services from PreviRed.com of electronic collection service of INP (Normalization Pension Institute) according to contract subscribed to September 1, 2005, through which Provida will obtain 4% of collected by PreviRed.com.

  Transactions with BBVA, Chile such as purchase and sales of foreign currency, derivative operations, term-deposits, paper leasing and other.

C. Interests of Experts and Counsel

      None.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information – Selected Financial Data” and “Item 18. Financial Statements” for financial statements and other financial information filed with this annual report.

Dividends and Dividend Policy

     At the ordinary shareholders’ meeting in April 2003, the Board of Directors informed its intention of paying annual dividends for the twelve months ended on December 31, 2003 not exceeding 80% of Provida’s net income, a proposal that was ratified during the shareholders’ meeting that took place on April 30, 2004. Likewise, in such meeting, the Board of Directors reported its intention of paying annual dividends for the twelve months ended December 31, 2004 for an aggregate amount equivalent to 90% of Provida’s net income, a proposal that was ratified in the shareholders’ meeting on April 29, 2005. Finally, in such shareholder’s meeting, the Board of Directors announced its intention of paying annual dividends for the twelve months ended December 31, 2005 for a total amount equivalent to 90% of Provida’s net income, a proposal that was ratified in the Shareholder’s meeting on April 21, 2006.

Dividends per share of each respective period
(in Ch$ as of December 31, 2005)

	2003	2004	2005

Total dividend	82.06	76.67	94.57
Dividend ratio (1)	80%	90%	90%

(1) Annual dividends for the corresponding annual net income.

B. Significant Changes

     None.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Provida estimates that during 2005, its common stock was traded on approximately 97% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos of common stock listed on the Santiago Stock Exchange and the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange. See “Presentation of Information” for the exchange rates applicable during the periods set forth below.

	Santiago Stock Exchange Ch$ per share (1)		NYSE US$ per ADS (2)

Period	High	Low	High	Low

2001

1st Quarter	965.00	780.00	24.45	20.40
2nd Quarter	1,005.00	920.00	24.45	22.64
3rd Quarter	1,220.00	1,000.00	27.16	22.70
4th Quarter	1,170.00	1,050.00	27.50	23.34

2002

1st Quarter	1,175.00	1,005.00	26.61	22.76
2nd Quarter	1,130.00	1,015.00	25.10	22.54
3rd Quarter	1,110.00	980.00	22.84	20.16
4th Quarter	1,115.00	1,035.00	23.80	22.09

2003

1st Quarter	1,130.00	1,090.00	23.09	21.62
2nd Quarter	1,190.00	1,085.00	25.00	22.30
3rd Quarter	1,150.00	1,090.00	25.07	23.67
4th Quarter	1,120.00	1,033.00	28.21	24.88

2004

1st Quarter	1,185.00	1,050.00	29.48	26.80
2nd Quarter	1,235.00	1,079.00	29.95	25.00
3rd Quarter	1,130.00	1,040.00	27.00	24.30
4th Quarter	1,189.90	965.00	28.00	24.60

2005

1st Quarter	1,040.00	966.90	27.95	24.51
2nd Quarter	1,036.00	940.00	27.15	24.05
3rd Quarter	1,075.00	960.00	30.15	25.20
4th Quarter	1,055.00	935.00	30.24	27.10

2006

1st Quarter	1,000.00	930.00	29.10	25.80
December	1,020.00	935.00	29.25	27.10
January	1,000.00	940.00	29.10	26.09
February	990.00	950.00	28.80	27.00
March	970.00	930.00	27.90	25.80
April	940.00	910.00	27.40	26.25
May	946.00	870.00	27.49	25.10

(1)	Pesos per share reflect the nominal closing price at the trade date.

(2)	Each ADS represents 15 shares.

Source: Santiago Stock Exchange – Official Quotations Bulletin.

     As of May 31, 2006 the closing trading price for Provida’s common stock in the Santiago Stock Exchange was Ch$905.00 per share or US$25.52 per ADS, with each ADS representing fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$531.87 = US$1.00 in the same date.

     On March 31, 2006 the closing trading price for the ADS on the New York Stock Exchange was US$26.65 per ADS.

      It is not possible for Provida to determine the proportion of ADSs beneficially owned by American persons.

B. Plan of Distribution

     Not applicable.

C. Markets

General

     The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile that are regulated by the SVS. Certain elements of Chile’s stock markets, including pension fund investors, are highly regulated with respect to investment and compensation criteria, even though Chile’s stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information use.

History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares with 48 shareholders. As of December 31, 2004, 279 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s most important exchange and accounts for approximately 87.4% of all equity traded in Chile. Approximately 12.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.1% of equity is traded on the Valparaiso Stock Exchange.

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

     There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of more than 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the 40 most traded stocks. Shares included in the IPSA are weighted according to the share’s value traded, and represent, more than 60% of the entire market capitalization. Currently Provida’s common stocks are included in the IGPA and the IPSA.

      The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)

	(US$ billion)	(US$ million)
December 31, 2001	56.0	4,110.7	110.08	131.40
December 31, 2002	48.1	3,399.1	102.37	111.06
December 31, 2003	53.7	7,544.2	149.62	164.90
December 31, 2004	63.7	7,270.1	182.78	199.52
December 31, 2005	76.0	20,364.1	187.76	218.17

(1)	US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.

(2)	Index base = 100 on December 31, 1996.

Source: Santiago Stock Exchange.

Volatility

     The IPSA has increased at an annualized real rate of 8.5% (with a standard deviation of 27.6%) for the period between December 31, 1998 and December 31, 2004. During 2004, the IPSA grew by 18.2% in real terms. As the table below shows, swings in market performance are often dramatic and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index

2001	8.0	6.3
2002	(9.6)	(17.8)
2003	44.6	46.9
2004	19.3	18.2
2005	(0.9)	5.5

Source: Santiago Stock Exchange.

Liquidity

     As of December 31, 2004 and 2005, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$63.7 billion and US$75.9 billion, respectively. The ten companies with the largest equity on the Santiago Stock Exchange represented approximately 55% and 69% of the IPSA index market capitalization in 2003 and 2004, respectively. The average monthly trading volumes for the years ended December 31, 2004 and 2005, were US$1,087.0 million and US$1,697.0 million, respectively.

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

     Foreign capital investment funds (“FCIF”) are ruled by Law N° 18,657, and are permitted to receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in case capital may not be remitted earlier than five years after the investment is made, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of shares of a specific company, although this might be increased if the company issues new shares. Furthermore, no more than 10% of an FCIF’s assets may be invested in a specific company’s stock, and no more than 25% of the current outstanding shares of any listed company may be owned by FCIFs, taken together.

Market Information

     Since November 16, 1994, Provida’s American Depositary Shares (the “ADS”) have been listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one share of Common Stock, while after the increase in Provida’s paid-in capital it came to represent fifteen shares of Common Stock. Until February 7, 1996, the ADSs were guarded by The Chase Manhattan Bank N.A. as depositary. Since that date, Provida’s ADSs have been guarded by the Bank of New York as the successor depositary (the “Depositary”).

     During the fiscal year 2005, a total of 170,885,639 of Provida’s common stocks was jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, equivalent to 51.6% of the shares of common stocks.

     In the Chilean stock market a total of Ch$129,619 million was traded, lower in 24% than the figure recorded last year, and a total of US$75 million was traded in New York, higher in 22% than last year. In total about Ch$168,000 million was traded, equivalent to 188% of the Company’s paid-in capital.

  The breakdown by each Stock Exchange for the fiscal year 2005 is as follows:

  A total of 38,710,562 common stocks of Provida were traded in the Santiago Stock Exchange for a total of Ch$38,859 million. The average price reached Ch$1,004 per share.

  A total of 90,287,324 common stocks of Provida were traded in the Electronic Stock Exchange for a total of Ch$90,603 million.

  A total of 159,253 common stocks of Provida were traded in the Valparaiso Stock Exchange for a total of Ch$157 million.

  A total of 2,781,900 ADR (1 ADR represents 15 common stocks) were traded in the New York Stock Exchange for a total of US$75 million.

     Provida estimates that during 2005, its common stocks were traded on approximately 97% of the trading days on the Santiago Stock Exchange.

Significant differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

     As a “foreign private issuer” (as defined under the United States Securities Exchange Act of 1934, as amended) that is listed on the New York Stock Exchange (“NYSE”), Provida is required by the NYSE to provide a brief general summary of the significant ways in which our corporate governance standards, which are dictated by Chilean corporate law, differ from those followed by U.S. companies under NYSE listing standards.

     We are a listed company of which more than 50% of the voting power is held by another company, BBVA Pensiones Chile S.A., which owns 51.6% of our outstanding voting shares, and are therefore a “Controlled Company” under the Section 303A of the NYSE Listed Company Manual. This means that we are exempt from compliance with the requirements of Sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual. We have chosen to take advantage of this exemption and are thus not required to maintain independent directors, a nominating/corporate governance committee composed entirely of independent directors or a compensation committee composed entirely of independent directors under these NYSE rules.

     With respect to the remaining provisions of Section 303A of the NYSE Listed Company Manual that do apply to us, the following chart indicates the significant ways in which our corporate governance practices differ from those required of U.S. companies under such rules:

NYSE Listed Company Manual Requirement for U.S. Issuers	Provida Corporate Governance Standard under Chilean Law
Section 303A.01 requires companies to maintain independent directors, as defined in Section 303A.02.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu of this requirement. Under Chilean Law, our Directors Committee has assumed the functions of our former audit committee and its members are not required to be independent.
Section 303A.01 requires that non-management directors must meet at regularly scheduled executive sessions without management.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu of this requirement. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, our board consists entirely of “non-management” directors, making separate meetings unnecessary.
Under Section 303A.06, the audit committee must satisfy the requirements of rule 10A-3 of the Exchange Act.	Our Directors Committee satisfies the 10A-3’s exemption for board of auditors (or similar body) or statutory auditors committee that meets certain criteria enumerated therein. See “Item 16D. Exemptions from

NYSE Listed Company Manual Requirement for U.S. Issuers	Provida Corporate Governance Standard under Chilean Law
the Listing Standards for Audit Committees”.
Under Section 303A.07, certain companies are subject to additional requirements for their audit committees.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu of this requirement. Under Chilean law, our Directors Committee has assumed the functions of our former audit committee and it not required to meet these additional requirements.
Under Section 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu this requirement. Under Chilean law, our compensation policies do not provide for equity compensation. Thus, shareholder votes are not currently necessary. However, shareholders would nonetheless not be entitled to vote if we chose to implement an equity compensation plan in the future.
Under Section 303A.09, listed companies must adopt and disclose corporate governance guidelines.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu of this requirement. We follow the rules regarding adoption and disclosure of corporate governance guidelines established by Chilean Law.
Under Section 303A.10, listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under Section 303A.00 of the NYSE Listed Company Manual, we are permitted to follow Chilean law in lieu of this requirement. However, we nonetheless have a code of conduct which governs our business conduct and ethics for directors and employees. See “Item 16B. Code of Ethics.”

D.  Selling Shareholders

     Not Applicable.

E.  Dilution

     Not Applicable.

F.  Expenses of the Issue

     Not Applicable.

Item 10.  ADDITIONAL INFORMATION

A.  Share Capital

     Not Applicable.

B.  Memorandum and Articles of Association

     Organization and Register

     Provida is a Corporation organized under Chilean laws. The Company’s deed of incorporation was executed on March 3, 1981 and was subscribed to in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification of the Company’s by-laws was approved in the extraordinary shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced to seven. The current Company’s bylaws have been filed as an exhibit to this annual report.

     Purpose

     The Company’s amended and restated by-laws (“Social by-laws”) – Article 4 – establishes its corporate purpose as follows: “The Company’s exclusive purpose is (i) to manage the Pension Funds established by law; (ii) to provide and administer the benefits established in the Decree Law 3,500 from 1980 and its amendments and those specifically authorized by other present or future legal dispositions; (iii) to constitute and/or participate, complementing its line of business, in affiliate corporations pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) to carry out activities authorized by law constituting and/or participating in affiliated companies or united corporations authorized by law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) constitute and/or participate in corporations constituted as securities custody companies referred to in Law 18,876”.

     Board of Directors

     Provida’s management is vested in its Board of Directors. According to the Company’s by-laws, the Board of Directors comprises seven members, who may be reelected. They hold their positions for two years and after this time new elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings is full attendance of its members, and all resolutions require unanimous approval.

(a)	There are no provisions in the Company’s by-laws relating to the power of directors or officers to vote on a proposal in which there is or might be a conflict of interest. However, under the Chilean law, the Board of Directors must decide previously whether a transaction fulfills equity conditions similar to those currently effective in the market and if it is deemed impossible to determine those conditions, the Board may approve or reject the transaction or appoint two experts requesting that they issue a report on that transaction. In the last case, Directors with interests shall be excluded from all the Board’s decisions related to such transaction.

(b)	The aggregate compensation of the Board of directors is fixed at the ordinary shareholders’ meeting.

(c)	There are no provisions in the Company’s by-laws relating to the borrowing powers of the directors.

(d)	There are no provisions in the Company’s by-laws setting forth age limits or retirement requirements for directors and officers.

(e)	As per the Company’s by-laws, Directors do not need to be Company’s shareholders to be appointed.

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

(a)	There are no provisions in the by-laws setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. However, in accordance with the rule currently in force, if five years pass since a dividend was available for a shareholder and its subscription price has not been received, the dividend will go to the Chilean Fire Department.

(b)	There are no provisions in the by-laws concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting.

(c)	All shares have the right to participate in the Company’s net income. According to its by-laws, the Company is required to distribute annually a cash dividend to all shareholders in proportion to the shares of at least thirty- percent of each fiscal year’s net income.

(d)	In case of liquidation that would be carried out by the SAFP, managed pension funds would also be liquidated. Pursuant to the law, all shares have the same right to be distributed with any surplus in case of the Company’s liquidation after having settled all pending debts.

(e)	There are no redemption provisions in the by-laws.

(f)	There are no sinking fund provisions in the by-laws.

(g)	All Company shares are issued and fully paid. Consequently, shareholders are not subject to further capital requirements.

(h)	There are no provisions in the Company’s by-laws discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     In order to modify the shareholders’ rights, the by-laws must be amended to reflect such modification. By-laws can be amended only through a resolution passed at the extraordinary shareholders’ meeting.

     According to the by-laws, shareholders’ meetings can be ordinary or extraordinary. The ordinary shareholders’ meeting must take place within four months from the close of each fiscal year. Any other general shareholders’ meeting is an extraordinary meeting. Generally, the Board of Directors calls the shareholders’ meeting; however, it can be called by the SAFP, other institutions authorized by law or by shareholders representing at least 10% of the issued and fully paid shares. Notification of the meeting must be published in a newspaper of general circulation, in the domicile of the Company three times during three different days.

      The by-laws do not describe any limitation on the rights to own Company’ shares.

     There are no provisions in the by-laws governing the ownership threshold above which shareholder ownership must be disclosed. Nevertheless, in accordance with the law, if a controller shareholder had 66.66% of the capital stock of the society, he would be forced to make a public offering (“OPA”) for the rest of shareholders, within a period and form established by law.

     There are no provisions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

The Company’s by-laws are incorporated by reference herein. See Exhibit 1.1.

C.  Material Contracts

      Provida has not entered into any material contracts other than in the ordinary course of business.

D.  Exchange Controls

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

     Foreign Investment Contract (the “Contract”) among the Central Bank, Provida and the Depositary pursuant to the Central Bank Act – Article 47 – and Chapter XXVI – Compendium of Foreign Exchange Regulations – of the Central Bank (“Chapter XXVI”), which addressed the issuance of ADSs by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established in the former Compendium. Chapter XXVI has been repealed. Notwithstanding the aforementioned, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore, for the purpose of the Contract, Chapter XXVI is still applicable.

     Absent the Foreign Investment Contract, under applicable Chilean exchange controls regulation, investors might not be granted access to the Formal Exchange Market for the purpose of converting from pesos to dollars and repatriating from Chile the amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising therefrom). The following is a summary of certain provisions contained in the Foreign Investment Contract. This summary does not purport to be complete, and is qualified in its entirety by reference to Chapter XXVI, before the amendments established by the Central Bank on April 16, 2001, and the Foreign Investment Contract.

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

     On July 3, 1995 the Central Bank modified regulations applicable to persons bringing foreign currency into Chile aimed at acquiring Chilean pesos to purchase securities. Under these regulations such persons should (i) establish a non interest bearing deposit with the Central Bank for a one year term in an amount equal to 30% of the foreign currency brought into Chile or (ii) pay an overcharge to the Central Bank at the moment foreign currency was converted into pesos for an amount equal to interest applied to such deposit at a rate of 12 months LIBOR plus 4% for one year. The Central Bank regulations did not apply to persons bringing foreign currency into Chile for the purpose of purchasing securities from the issuer thereof as part of a capital increase (primary offering) by the issuer. Effective September 17, 1998, this 30% withholding requirement was reduced to 0%. Finally, the Central Bank decided to eliminate this regulation.

     Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required the approval of the Central Bank based on a request presented through a banking institution established in Chile. The Foreign Investment Contract determines that had the Central Bank not acted on such request within seven banking days, the request could be deemed approved.

     Under current Chilean law, the Foreign Investment Contract cannot be unilaterally modified by the Central Bank. However, no assurance can be given that additional Chilean restrictions applicable to ADS holders on underlying shares’ disposal or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if they were imposed.

E. Taxation

     Chilean Tax Considerations

     In accordance with D.L. 824, 1974 on Tax Income, updated in April 2002, Foreign Investors domiciled and resident abroad are affected by an additional tax with a rate of 35% calculated on the net dividend, which is withheld and paid by the disbursement officer on behalf of the investor. This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society in respect to gains obtained during the previous fiscal year (First Category Tax), constitute a credit in favor of the investor. If the withheld tax for each dividend was higher than the tax in the definitive liquidation, the disbursement officer should ask for the corresponding repayment of the surplus to the Internal Revenue Service to generate the payment for The Bank of New York and later distribution to the holders of ADS subscribed to the date of payment of each dividend.

      The First Category Tax is effective according to the following:

Fiscal year 2003	Rate 16.5%
Fiscal Year 2004	Rate 17.0%
Fiscal Year 2005	Rate 17.0%

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

     The tax basis of shares received in exchange for ADSs is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement, which values shares that are being exchanged at the highest price they were traded on the Santiago Stock Exchange on the date of the exchange. Consequently, the conversion of ADSs into shares and the immediate sale of such shares for the value established under the Deposit Agreement do not generate a gain subject to taxation in Chile.

     The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares is subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

     Other Chilean Taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of ADSs by a foreign holder, but such taxes generally do apply to the transfer at death or by gift of shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares.

U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ordinary shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers or traders in securities or foreign currencies;

  persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  regulated investment companies;

  real estate investment trusts;

  tax-exempt organizations;

  persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on, and assumes that each obligation under, the Deposit Agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

     The discussion below applies to you only if you are a “U.S. Holder.” A “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal tax purposes:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released. The discussion herein assumes that if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Assuming such treatment, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     Taxation of Distributions

     Subject to the passive foreign investment company rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Subject to applicable holding period requirements and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Dividends paid in Chilean pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

     Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on ordinary shares or ADSs may be creditable against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

     Sale or Other Disposition of Ordinary Shares or ADSs

     Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the ordinary shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2005. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and less than 25 percent owned equity investments) from time to time, and since there is a significant uncertainty as to the characterization of certain reserve denominated “Mandatory Investments” required to be held by the Company, there can be no assurance that the Company will not be considered a PFIC for 2005 or any other taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse consequences could apply to the U.S. Holder.

     If the Company were treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of an ADS or ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

     Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

      The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

F.  Dividends and paying agents

     Not Applicable.

G.  Statement by experts

     Not Applicable.

H.  Documents on display

     None.

I.  Subsidiary information

     Not Applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to impacts from foreign currency, fluctuations interest rate changes, mandatory investments fluctuations and changes in the value long term obligations in connection with the life and disability insurance. In the normal course of our business, we actively manage our exposures to changes in foreign currency interest rates, the fair market value of our mandatory investments and our life and disability obligation.

     The following discussion about our risk management includes forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the sensitivity analysis (See Item 5 –Operating Results- Critical Accounting Policies). In addition to the inherent risks related to the operations of our business, we face material risk exposure in connection with market value of our life and disability long term obligation.

      Foreign Currency Exchange Rate Risk

     As a product of its investment in Provida Internacional, Provida is exposed to minor foreign exchange rate risk associated with the subsidiaries of that company. Provida has invested about US$ 90 million in foreign affiliates, which represents 18% of its net income.

     The devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity participation income recognized by Provida and therefore their respective return. Notwithstanding, this risk could be covered by taking forward contracts, if Provida considers it necessary.

Interest Rate Risk

     As a product of working capital needs the Company can be exposed to a minor interest rate risk originated by lines of credit financing. Regarding current leasing obligations, there is no interest rate risk given that the interest rates are pre-defined (fixed) in the respective contracts.

Mandatory Investments

     Provida’s main investment is the Mandatory Investment constituted by law and is equivalent to one percent (1%) of the Pension Funds under management. Provida should maintain this one percent invested in shares of each kind of them. It represents around the 50% of total assets, and given the volatility evidenced by local and foreign markets, where the pension funds are invested, gains on mandatory investments have represented certain risk for the stability of the Company’s results.

     In order to mitigate the above, and in consideration that the main risks are associated with foreign and local stock markets, fixed income rates and foreign exchange rates, Provida takes into consideration the use of derivatives for hedging its exposure. Although, at the closing of 2005, Provida did not have any hedge operation, in April 2006 the Company started to hedge the interest rate exposure.

Life and Disability Benefits

     Life and Disability Insurance is a long term obligation, since the committed benefit for disabled affiliates is rendered three years after the initial disability determination with the final disability determination. See Item 4. Information on Provida. Business Overview. Primary Expenses.

     In quantitative terms, the AFP must replenish the shortfall payment equivalent to the difference between the affiliate’s savings in his individual capitalization account and the benefits granted by law. These benefits corresponds to the present value of the life annuity pension (equivalent 70% or 50% of the affiliate taxable income for the last ten years) discounted by the life annuities rates in force at the moment of the payment. As a consequence, the evolution of such interest rates is a risk factor in light of the impact they have in the final value of the payment of the AFP’s obligation.

     Regarding the interest rate risk, and even when there is no forward market in Chile for annuity interest rate does not exist, the Company has concluded that there is a government instrument that has sufficient correlation with life annuities, permitting to hedge that exposure. In fact is part of the financial management policy to determine the right moment to take hedge operations. Considering that currently the government instrument has evidenced a rising trend of its interest rates, management considers that this is not the right moment to take an interest rate hedge.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     To Provida’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Provida or any of its subsidiaries.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15.  CONTROLS AND PROCEDURES

     As of December 31, 2005, A.F.P. Provida S.A., under the supervision and with the participation of the A.F.P. Provida S.A. management, including the Chief Executive Officer, our Planning and Control Manager and our Account and Consolidation Manager, performed an evaluation of the effectiveness of the A.F.P. Provida S.A.’s disclosure controls and procedures. A.F.P. Provida S.A.’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, A.F.P. Provida S.A.’s Chief Executive Officer, Planning and Control Manager and our Account and Consolidation Manager concluded that A.F.P. Provida S.A.’s disclosure controls and procedures are effective to ensure A.F.P. Provida S.A. can gather, analyze and disclose information in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There has been no change in A.F.P. Provida S.A.’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, A.F.P. Provida S.A.’s internal control over financial reporting. We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. In particular, the following is worth noting:

  We are continuing our efforts to be able to comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act, with which we must begin to comply under the SEC rules in the annual report for our first fiscal year ending on or after July 15, 2006. All departments concerned within our organization are continuing their documentation and have begun, and in some cases, completed testing activities.

  We have developed and adopted additional uniform control standards that are applicable to all of our continuing operations and cover a variety of topics.

  Our management assessment of internal controls is projected to be completed by July 31, 2006, with audit procedures commencing thereon.

     On May 17, 2005, the Board of Directors determined that Mr. Fernando Léniz, a member of the Directors Committee, met the requirements of an “directors committee financial expert” set forth in Item 16A of Form 20-F. On May 23, 2006, the Board of Directors determined that Mr. Gustavo Alcalde, a new member of the Directors Committee, met the requirements of an “audit committee financial expert”.

Item 16.   [RESERVED]

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

     During 2005, Mr. Fernando Léniz, a member of the Directors Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, as determined by the Board of Directors of Provida in that he had an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit and Control Committee have experience overseeing and assessing the performance of A.F.P. Provida S.A and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements. Since May 23, 2006, in the Board of Directors meeting Mr. Gustavo Alcalde, was elected as a new member of the Audit Committee, meeting such requirements as determined by the Board of Directors of Provida.

Item 16B.  CODE OF ETHICS

     A.F.P. Provida S.A. has adopted a code of ethics that is applicable to all persons performing functions of any kind as employees of Provida. Such document is called “Código de Conducta del Grupo BBVA” (“BBVA Group Code of Conduct”), and it applies to all officers and employees of all subsidiaries of the BBVA Group all over the world. A copy of the code can be obtained from Group BBVA’s internet home page, www.bbva.com. Also, a copy will be provided to any person without charge upon request made in writing to: Corporate Secretary and General Counsel, Administradora de Fondos de Pensiones Provida S.A., Avenida Pedro de Valdivia 100, Santiago, Chile.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Amounts paid to the auditors for statutory audit and other services were as follows:

	2004	2005
	MCh$	MCh$

Audit Services
– Statutory audit	88.8	122.6
– Audit-related regulatory reporting	–	–

Tax Fees
– Compliance Services	–	–
– Advisory Services	–	–

All Other Services	–	–

Total	88.8	122.6

     Statutory audit: Consists of fees billed for professional services rendered for the audit of our consolidated financial statements that are provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements, and attest services.

     Audit-related regulatory reporting: Consists of fees billed for assurance and related services that are specifically related to the performance of the audit and review of our filings under the 1933 Act.

     Auditors are pre-approved by the Audit committee. The selection of external auditors is subject to approval by shareholders at the Annual Shareholders’ Meeting. All proposed payments have been presented to our Audit Committee, which has determined that they are reasonable and consistent with internal policies.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      None.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      In 2005, neither Provida nor any of its affiliates purchased any of Provida’s equity securities.

PART III

Item 17.  FINANCIAL STATEMENTS

      Provida’s Audited Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

Item 18.  FINANCIAL STATEMENTS

      See our consolidated financial statements beginning on Page F-1.

Item 19.  EXHIBITS

1.1	By-laws of A.F.P. Provida S.A. (English translation)(1)

8.1	List of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer

12.2.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer

12.2.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer

13.1	Section 1350 Certification of the Chief Executive Officer

13.2.1	Section 1350 Certification of the Chief Financial Officer

13.2.2	Section 1350 Certification of the Chief Financial Officer

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on July 15, 2005.

SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Jorge Matuk Chijner

	Name:	Jorge Matuk Chijner
	Title:	Chief Executive Officer
Dated: June 28th, 2006.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

Report of independent registered public accounting firm	F-2
Audited consolidated financial statements:
Consolidated balance sheets at December 31, 2004 and 2005	F-3
Consolidated statements of income for each of the three years in the period
ended December 31, 2005	F-5
Consolidated statements of cash flows for each of the three years in the period
ended December 31, 2005	F-6
Notes to the consolidated financial statements	F-8

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (“the Company”) as of December 31, 2004 and 2005 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, all expressed in millions of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders equity as of December 31, 2004 and 2005, to the extent summarized in Note 40 to the consolidated financial statements. Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.o. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Delloite Touche Tohmatsu
Santiago, Chile

June 22, 2006

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2004	2005	2005
			(Note 2.o)

	MCh$	MCh$	ThUS$

Assets
Current Assets
Cash	1,859	3,403	6,640
Time deposits (Note 4)	557	466	909
Marketable securities (Note 5)	1,268	97	189
Receivables from Pension Fund	669	1,204	2,349
Receivables from Insurance Companies (Note 8)	3,164	5,699	11,120
Receivables from the State (Note 8)	24	23	45
Receivables and notes due from related companies (Note 9)	1,256	1,168	2,279
Fees receivable (Note 7)	2,691	2,189	4,271
Miscellaneous Receivables, net (Note 10)	2,546	1,626	3,173
Accounts receivable	342	444	866
Inventories	55	66	129
Recoverable Taxes, net (Note 22)	968	–	–
Prepaid expenses (Note 11)	109	83	162
Deferred Income Taxes (Note 22)	511	171	334

Total Current Assets	16,019	16,639	32,466

Mandatory Investment
Mandatory Investment – Fund type A	7,325	12,643	24,669
Mandatory Investment – Fund type B	23,079	25,803	50,347
Mandatory Investment – Fund type C	59,918	61,164	119,344
Mandatory Investment – Fund type D	15,947	15,629	30,496
Mandatory Investment – Fund type E	2,861	2,469	4,818

Total Mandatory Investment (Note 6)	109,130	117,708	229,674

Property, Plant and Equipment, net
Land	5,039	5,039	9,832
Buildings and Infrastructure	18,287	18,288	35,684
Equipment, furniture and fixtures	2,347	2,229	4,349
Other Fixed Assets	9,553	8,744	17,062
(Less) Accumulated Depreciation	(8,437)	(8,577)	(16,736)

Total Property, Plant and Equipment, net (Note 12)	26,789	25,723	50,191

Other Assets
Investment in related companies (Note 13)	12,763	13,648	26,630
Goodwill, net of accumulated amortization of MCh $53,075 and MCh $58,090 at December 31, 2004 and 2005, respectively (Note 13)	76,526	69,625	135,854
Receivable and notes due from related companies (Note 9)	312	231	451
Other Assets (Note 14)	2,119	1,501	2,929
Intangibles	-	4,418	8,620
Amortization of intangibles, excluding goodwill	-	(884)	(1,725)

Total Other Assets	91,720	88,539	172,759

Total Assets	243,658	248,609	485,090

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2004	2005	2005
			(Note 2.o)

	MCh$	MCh$	ThUS$

Liabilities and Shareholders’ Equity
Current Liabilities
Obligations with banks and financial institutions (Note 15)	20,417	22,749	44,388
Dividends payable	235	199	388
Accounts payable	2,118	1,871	3,651
Notes and accounts due to related companies (Note 16)	–	4,788	9,342
Accounts payable to National Health Fund (Note 17)	523	429	837
Pensions payable	465	647	1,262
Collections to be cleared (Note 8)	869	48	94
Accounts payable to insurance companies (Note 8)	1,788	1,211	2,363
Accrued expenses (Note 19)	26,523	20,495	39,990
Withholdings (Note 18)	3,003	2,127	4,150
Withholdings from pensioners (Note 17)	1,450	1,559	3,042
Income tax (Note 22)	–	222	433
Other current liabilities (Note 20)	649	1,209	2,359

Total Current Liabilities	58,040	57,554	112,299

Long-Term Liabilities
Long-term provisions (Note 19)	1,958	–	–
Long-term deferred taxes (Note 22)	3,389	4,231	8,256
Other long-term liabilities (Note 21 and 23)	932	1,190	2,322

Total Long-Term Liabilities	6,279	5,421	10,578

Commitments and Contingencies (Note 34)	–	–

Shareholders’ Equity
Paid-in Capital	89,665	89,665	174,956
Additional Paid-in Capital	128	129	252
Other reserves	(4,974)	(8,405)	(16,402)
Retained earnings	94,520	104,245	203,407

Total Shareholders’ Equity (Note 24)	179,339	185,634	362,213

Total Liabilities and Shareholders’ Equity	243,658	248,609	485,090

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	For the years ended December 31,
	2003	2004	2005	2005
				(Note 2.o)

	MCh$	MCh$	MCh$	ThUS$

Operating Revenues:
Fee income (Note 7 and 35)	106,451	111,820	123,559	241,091
Gain on mandatory investments (Note 6)	10,413	11,084	9,755	19,034
Other operating revenues (Note 25)	4,954	4,528	6,304	12,300
Total Operating Revenues	121,818	127,432	139,618	272,425

Operating Expenses:
Administrative personnel payroll expenses	(16,946)	(16,618)	(17,730)	(34,595)
Sales personnel payroll expenses (Note 35)	(9,556)	(8,645)	(7,911)	(15,436)
Directors’ fees (Note 27)	(88)	(75)	(71)	(139)
Selling and marketing expenses	(761)	(617)	(816)	(1,592)
Data processing expenses	(810)	(881)	(2,280)	(4,449)
Administrative expenses	(10,166)	(12,028)	(13,023)	(25,411)
Depreciation (Note 12)	(1,672)	(1,635)	(1,938)	(3,781)
Amortization	–	–	(884)	(1,725)
Life and disability insurance premium expenses (Note 8 and 35)	(47,914)	(52,623)	(47,362)	(92,414)
Other operating expenses (Note 29)	(1,839)	(1,865)	(1,948)	(3,800)
Total Operating Expenses	(89,752)	(94,987)	(93,963)	(183,342)

Net Operating Income	32,066	32,445	45,655	89,083

Non-Operating Income (Expenses):
Gain on financial investments	58	38	39	76
Equity participation income of related companies (Note 13)	7,437	5,300	5,396	10,529
Amortization of goodwill (Note 13)	(5,302)	(5,296)	(5,015)	3,703
Other non-operating income (Note 26)	10,164	4,495	1,898	(9,785)
Interest expenses (Note 28)	(1,444)	(1,166)	(1,533)	(2,991)
Other non-operating expenses (Note 29)	(584)	(944)	(1,619)	(3,159)
Price-level restatement, net (Note 30)	(826)	(1,250)	(1,916)	(3,739)
Foreign exchange gain (loss)	1,054	1,593	610	1,190
Net Non-Operating Income	10,557	2,770	(2,140)	(4,176)

Income before income taxes	42,623	35,215	43,515	84,907

Income Taxes (Note 22)	(8,636)	(6,988)	(8,702)	(16,980)

Net Income	33,987	28,227	34,813	67,927

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	For the years ended December 31,
	2003	2004	2005	2005
				(Note 2.o)

	MCh$	MCh$	MCh$	ThUS$

Cash Flow from Operating Activities:
Fee income - received	103,198	114,199	134,066	261,592
Proceeds on investments - received	1,478	467	20	39
Other operating revenues	6,467	6,937	8,510	16,605

Total operating revenues	111,143	121,603	142,596	278,236

Payroll expenses	(28,833)	(25,344)	(28,944)	(56,476)
Selling and marketing - expenditures	(9)	(42)	(127)	(248)
Data processing expenses	(22)	(35)	(67)	(131)
Administrative expenses	(10,085)	(13,884)	(8,839)	(17,247)

Life and disability insurance expenses	(35,800)	(47,789)	(60,311)	(117,680)
Other operating expenses	(292)	(6,438)	(3,407)	(6,648)

Total operating expenses	(75,041)	(93,532)	(101,695)	(198,430

Net cash provided by operating activities	36,102	28,071	40,901	79,806

Cash Flow from Financing Activities:
Dividends paid	(24,964)	(17,136)	(17,278)	(33,713)
Bank borrowings	140,342	150,672	150,930	294,498

Repayment of bank borrowings	(166,105)	(169,137)	(168,102)	(328,004)
Repayment of accounts due to related companies	(8,741)	(4,013)	(19,446)	(37,943)
Other financing	13,197	9,764	4,040	7,883
Other	(121)	(1,909)	10,504	20,496

Net cash (used in) financing activities	(46,392)	(31,759)	(39,352)	(76,783)

Cash Flow from Investing Activities:
Sale of marketable securities	91	1,432	323	630
Sale of mandatory investments	13,809	2,788	3,058	5,967
Sale of investments in related companies	17,250	6,631	–	–
Collection of accounts receivable from related companies	–	–	–	–
Collection of other accounts receivable from related companies	11,487	635	315	615
Other proceeds from investments	266	811	2,924	5,705
Additions to premises and equipment	(1,201)	(199)	(42)	(82)
Purchase of marketable securities	–	(468)	(272)	(531)
Purchase of mandatory investments	(17,134)	(5,447)	(5,889)	(11,491)
Investments in related companies	(9,700)	(255)	(1,766)	(3,446)
Loans to related companies	(1,361)	(84)	–	–
Other	(2,778)	–	(5)	(10)

Net cash provided by (used in) investing activities	10,729	5,844	(1,354)	(2,643)

Total net positive cash flow for the period	439	2,150	195	380

Effect of inflation on cash and cash equivalents	(733)	121	85	166

Increase (decrease) in cash and cash equivalents	(294)	2,277	280	546

Cash and cash equivalents at beginning of period	1,606	1,312	3,589	7,003

Cash and Cash Equivalents at end of period	1,312	3,589	3,869	7,549

Supplemental cash flow information:

Cash paid during this year for:

Interest	654	826	486	949

Taxes	-	1,080	970	1,892

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	For the years ended December 31,
	2003	2004	2005	2005
				(Note 2.o)

	MCh$	MCh$	MCh$	ThUS$

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year	33,987	28,227	34,813	67,927

Deduct debits (credits) to income which do not represent cash flows	(4,173)	(430)	2,904	5,667

Depreciation and amortization for the period	6,974	6,931	6,953	13,567
Gain on mandatory investments	(10,413)	(11,084)	(9,755)	(19,034)
Accrued fee income	(3,254)	(2,379)	10,507	20,501
Life and disability insurance expenses	10,203	4,759	(9,413)	(18,367)
Loss from disposal of property, plant and equipment	(18)	(2)	–	–
Income from sale of investments	–	–	–	–
Equity participation income of related companies	(7,437)	(5,300)	(5,396)	(10,529)
Price-level restatement, net	826	1,249	1,916	3,739
Foreign exchange gain (loss)	(1,054)	(1,593)	(610)	(1,190)
Other operating funds	–	6,989	8,702	16,980

Decrease (increase) in Current Assets	(1,112)	(814)	1,846	3,602

Accounts receivable from pension funds, insurance companies and State	(703)	(978)	(2,566)	(5,007)
Inventories	6	(13)	(11)	(21)
Other current assets	(415)	177	4,423	8,630

Increase (decrease) in Current Liabilities	7,400	1,088	1,337	2,610

Notes payable, accounts payable and miscellaneous creditors	934	–	–	–
Collections to be cleared, accrued reimbursement collections by employers and participants for payments in excess	(23)	–	(821)	(1,602)
Funds insurance companies and other AFPs	6,512	760	1,357	2,648
Accounts payable to National Health Fund, Pension
Income tax	(49)	333	482	940
Pensions payable	26	–	(392)	(766)
Other accounts payable related to non operating results	–	(5)	712	1,390

Net Cash provided by Operating Activities	36,102	28,071	40,901	79,806

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1. THE COMPANY

Administradora de Fondos de Pensiones Provida S.A. (“Provida”, “BBVA Provida” or the “Company” or the “Administration”) is a publicly traded company incorporated on March 3, 1981. It is subject to the Superintendency of Securities and Insurance (SVS) and the Superintendency of Pension Funds Administrators (SAFP).

The sole object of Provida is to administer Provida’s pension funds types A, B, C, D and E and to administer the provision of related benefits, in accordance with Law Decree (“D.L.”) 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,301 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

The main difference among the five types of funds is the portion invested in variable income securities. Fund Type A is the most concentrated in variable income, while Type E fund does not have any variable income component.

The Company’s controlling shareholder is BBVA Pensiones Chile S.A., which is controlled by the BBVA Group.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Presentation – The consolidated financial statements have been prepared in accordance with regulations issued by the SAFP, SVS and accounting principles generally accepted in Chile, (“Chilean GAAP”). The consolidated financial statements include certain reclassifications and additional disclosures in order to conform more closely to the form and content of the financial statements required by the United States Securities and Exchange Commission.

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

b.  Basis of Consolidation – The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. (“Provida”, “BBVA Provida” or the “Company”) and the following subsidiaries:

Subsidiary	2003%	2004%	2005%

Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994
AFP Porvenir de República Dominicana	99.999840	0.000000	0.000000

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

In accordance with Technical Bulletin N°64 of the Chilean Association of Accounts, permanent foreign investments established in countries defined by Technical Bulletin N°64 as being unstable, whose activities do not constitute an extension of the parent company’s operations are controlled and measured in US dollars. Differences between the Chilean peso and the United States (US) dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called “Accumulated translation adjustment”. This rule corresponds to all US dollar functional currency subsidiaries (A.F.P Genesis S.A. Ecuador and A.F.P. Porvenir - Dominican Republic).

c.  Price-Level Restatement (Monetary Correction) – The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean Indice de Precios al Consumidor (Consumer Price Index, or “IPC”) as follows:

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

  All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2005 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2005. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index

2003	114.44	1.0%
2004	117.28	2.5%
2005	121.53	3.6%

(*)   Index as of November 30 of each year, under prior month rule described above

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net results for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

d. Foreign Currency Translation – Balances in foreign currency have been translated at the year-end exchange rate. Indexed balances have been adjusted according to the readjustment index of the balance or as agreed to for this purpose.

Assets and liabilities denominated in foreign currency and UF (an inflation index-linked unit of account) and the investments in foreign related companies, have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
Currency	2003	2004	2005
	Ch$	Ch$	Ch$

United States Dollar	593.80	557.40	512.50
UF (Unidad de Fomento)	16,920.00	17,317.05	17,974.81

e.  Financial Investments – Time deposits are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Marketable securities: The Company, as part of its trading activities maintains marketable securities, which mainly consist of commercial paper, mutual fund units, and corporate bonds which are recorded at market value.

Mandatory Investments: Provida must achieve a minimum return on the pension funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of each funds’ value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund under Chilean law. In addition to this amount, the Company may maintain up to a 0.02% investment in the pension funds’ assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company is required to use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall. Should the shortfall exceed such proceeds, the Company would be required to purchase additional units in the pension fund to maintain its 1% participation.

Inventories: This item includes application forms and stationary items which are recorded at cost.

f.  Property, plant and equipment – These have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

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

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term.

g.  Investments in Related Companies – Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method. This method consists of allocating the respective proportion of the equity of the issuer to the Company’s “Investment in related companies” account with any excess of the cost over the company’s equity in the book value of the net assets of the investee recorded as goodwill and any variation in such equity recognized on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance and Technical Bulletin No.42 of the Chilean Association of Accountants.

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

h.  Goodwill – Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is recorded using the straight-line method over 20 years.

The balances of goodwill and negative goodwill, determined as explained above, were generated prior to the issue of Official Circular No. 1,697 by the SVS and the Technical Bulletin No.72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

i.  Income tax and deferred taxes – Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items have been recorded as established in Technical Bulletin No. 60 (“BT60”) of the Chilean Institute of Accountants. Deferred taxes are recorded on of temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal. In addition, deferred tax asset is recognized for tax loss carryforwards.

j.  Employee Vacations – The cost of employee vacations as established in Technical Bulletin No. 47, is recorded on an accrual basis monthly.

k.  Staff severance indemnities and profit-sharing agreement – Indemnities agreed upon in the respective collective bargaining agreements are valued at the current value of the obligation calculated at current salary rates. The Company has also recorded a liability for profit-sharing in accordance with the related contract with certain employees.

l.  Revenue Recognition – Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been deposited.

m.  Software Applications – Software acquired in the form of software packages which are recorded in Other property, plant and equipment have been valued at price-level restated cost. This software is being amortized using the straight-line method over the estimated useful lives of the software. The useful life is 4 years. No internally developed software has been capitalized in the last ten years.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

n.  Forward Foreign Exchange Contracts – As of December 31, 2003, the Company maintains forward contracts to cover the risks of fluctuation in foreign exchange. Such contracts were considered speculative contracts. These derivative instruments were stated at market value in accordance with Boletín Técnico No. 57 (Technical Bulletin) of the Chilean Institute of Accountants.

o.  Convenience translation to US dollars – BBVA Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2005 of Ch$512.50 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

p.  Cash and cash equivalents – Cash and cash equivalents are defined under Technical Bulletin No. 50, and include certain investments defined under Technical Bulletin 50.

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

q.  Reclassification – Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s method of presentation.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

During 2005, there were no changes in accounting policies form the prior year that would have a significant impact on these consolidated financial statements.

NOTE 4. TIME DEPOSITS

Investments in time deposits have been made with Banco de Chile in the year 2005 and Banco de Crédito in the year 2004. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2004	2005
	MCh$	MCh$

Time deposits	246	305
Time deposits (Genesis Subsidiary Ecuador)	285	137
Overnight deposits (US$ checking account)	26	24

Total	557	466

The time deposits have original maturity dates of less than 90 days.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 5. MARKETABLE SECURITIES

	As of December 31,
	2004	2005
	MCh$	MCh$

Marketable securities:
Mutual funds (fixed income securities)	1,173	-
Bonds issued by Chilean Government agencies	70	71
Commercial paper	25	26

Total	1,268	97

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

The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. Currently, for pension funds Type C, D and E this level is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system.

If a fund’s annualized real return for a certain period of time were to be, in a specific month, lower than the minimum return, the Company must cover the difference within a 5 day-period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If a pension fund administrator (“AFP”) fails to observe either the minimum reserve fund requirement or the minimum return requirement, it will eventually be dissolved in accordance with the Pension Law.

	As of December 31,
	2004	2005
	MCh$	MCh$

Pension Funds - Type A	7,325	12,643
Pension Funds - Type B	23,079	25,803
Pension Funds - Type C	59,918	61,164
Pension Funds - Type D	15,947	15,629
Pension Funds - Type E	2,861	2,469

Total	109,130	117,708

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2004, the Mandatory Reserve is MCh$109,130. This amount consists of funds type A, B, C, D and E pension fund Mandatory Reserves of MCh$7,325, MCh$23,079, MCh$59,918, MCh$15,947 and MCh$2,861, respectively. These amounts are equivalent to pension fund shares of 457,780.04, 1,653,972.81, 4,166,929.62, 1,276,195.44 and 182,171.31 respectively, based on the value of the shares as of December 31, 2004.

As of December 31, 2005, the Mandatory Reserve is MCh$117,708. This amount consists of Types A, B, C, D and E pension fund mandatory reserves of MCh$12,643, MCh$25,803, MCh$61,164, MCh$15,629 and MCh$2,469, respectively. These amounts are equivalent to pension fund shares of 709,096.69, 1,729,136.21, 4,071,299.36, 1,216,890.77 and 155,046.09 respectively, based on the value of the Shares as of December 31, 2005.

The Mandatory Reserve investment in pension funds generated net income of MCh$10,413, MCh$11,084 and MCh$9,755 during the years ended December 31, 2003, 2004 and 2005, respectively, from recognizing the variation in the value of the Shares for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments." The return of the pension funds administered by Provida annually for the last three years are as follows:

	As of December 31,

	2003	2004	2005
	%	%	%

Pension Funds - Type A	27.09	12.73	11.20
Pension Funds - Type B	16.06	9.98	6.74
Pension Funds - Type C	10.56	8.82	4.28
Pension Funds - Type D	8.47	6.60	2.59
Pension Funds - Type E	3.30	5.18	1.19

NOTE 7. FEE INCOME

In conformity with D.L.3,500 dated 1980, the Administrator receives compensation based on commissions paid by participants.

These commissions are designed to finance the Administrator, including the administration of the Pension Funds, the cost of the record keeping of individual accounts, of the old age pension systems, of disability and survival pensions and benefits which are guaranteed by the State. These amounts also provide funds for the insurance premiums which cover differences in the necessary capital to finance disability and survival pensions and the sum of the accumulated capital of each participant plus the fund recognition bonuses, if applicable, and administration costs of the other services which are established by law.

In accordance with current regulations, commissions on monthly contributions are recognized at the time that the contributions are received in the participants’ personal accounts.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

From April 1999 to December 2005, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. From December 2000 to 2005 the variable fee was 2.25% of the participants’ salary. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.4% of salary for the years ended December 31, 2003, 2004 and 2005. All funds have the same fees.

For the years ended December 31, 2003, 2004 and 2005, fee income was as follows:

	Years ended December 31,

	2003	2004	2005
	%	%	%

Fixed fees	6,861	6,955	7,522
Variable fees	98,707	103,930	115,062
Other Fees	883	935	975

Total	106,451	111,820	123,559

As of December 31, 2004 and 2005, the accrued fee income was MCh$2,691 and MCh$2,189 respectively, which are included in “Fees receivable”.

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

The balance in the individual participants’ account therefore includes the accumulated capital in this account, including the contributions as outlined in article 53, and, when applicable, bonus recognition stipulated by the law. The Administrator must make by law an additional contribution (as described below) and may transfer the funds from the voluntary saving accounts of the affiliates.

The additional contributions, if necessary, made by the Administrator should equal the shortfall between the amount needed to fund the Disability and Survival Pension and the accumulated capital of the participant including their bonus recognition at any given date. The Administrator shall be solely responsible for administering the payment for partial and total pensions under the law and for paying any additional contribution to those participants who qualify for a Disability or Survival Pension as established in article 54 of D.L 3,500.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Insurance Contract:

In conformity with D.L. 3,500, Provida has purchased insurance from BBVA Seguros S.A. (related party see Note 32) which entirely covers the pensions of participants declared disabled through the first ruling and the initial and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of administering the payment of pensions originated by the first ruling, administering contributions to the member’s individual account, or making additional contributions, when applicable.

For purposes of definition the term effective casualty rate is described in the following paragraph: Provida and the insurer compare the funds paid by Provida for the prior fiscal year under the temporary rate (the “temporary payments”) to the sum of (i) the finds actually paid by the insurer to affiliates or his or her beneficiaries and (ii) the amount estimated by the insurer that it will be required to pay disabled affiliates (the “insurer disability provisions”) once final determinations of disabled status are made by the medical commission (the sum of (i) and (ii) is referred to herein as the “effective casualty rate”).

The insurance contract is of indefinite duration in force since January 1, 2005 with a maximum rate expressed as a percentage of the contributing participant’s taxable remuneration (1.27%) for affiliates under the contract. Monthly premiums will be paid throughout the contract’s duration with a temporary premium of 0.70% . (As the premium defined by the contract to be paid monthly is supplemented by annual true-ups as explained below and favorable/unfavorable adjustments as defined below, we refer to the first premium paid as the “temporary” premium.) The Administrator’s participation in the surplus will be 100% if the casualty rate is equal or lower than 1.27%. Provida has no obligation to pay the insurer for casualty rates that exceed the maximum rate.

The final settlement of this contract will occur 48 months at the end of the expiration date, extendable up to 2 years by common agreement, with annual true-ups between the temporary premium and the experience to date that will take place on March 31 of each year from 2006 onwards. In addition, the contract contemplates monthly payments to be calculated with a provisional rate of 0.70% applied to the total remuneration and monthly taxable income of the affiliates plus a fixed monthly premium of UF 2,150 for the contract coverage period. Likewise, it establishes pre-payments of premiums equivalent to 70% of one-twelfth of the previous annual true-up. The annual true-up in March, 2006 was in the amount of MCh$7,322, a payment by Provida.

Pursuant to current laws, this contract was awarded in accordance with a bidding process, which result was released in La Tercera newspaper on November 30 and December 1st and 2nd, 2004.

The previous insurance policy related to life and disability run from August 1, 2003 to December 31, 2004 with BBVA Seguros S.A. Premiums have a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70% . Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.85% . Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. Likewise it established pre-payments of premiums in the collection month equivalent to 70% of one-twelfth of the previous annual true-up .

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The final settlement of this contract will occur on December 31, 2008, but is extendable for up to 2 years by common agreement, with annual true-ups on March 31 of each year beginning in 2005. Payment of provisional premiums and one month lagged premiums are due on the 20th of each month. The annual true-up in March, 2006 was MCh$6,768, a payment by Provida.

The previous insurance policy, which was from August 1, 2001 to July 31, 2004, with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.) established that premiums are expressed as a percentage of the contributing participants’ taxable remuneration; are variable, and are adjusted on the basis of the effective casualty rate. This adjustment is calculated given that the effective casualty rate was less than the maximum contract rate, by comparing all monthly payments to a maximum of 0.95% of taxable remuneration, less corresponding bonuses for lower casualties. All values are expressed in UF. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% (the cut rate) of the participants’ taxable remuneration; if the casualty rates are equal to or less than 0.80%, Provida will also have the right to an additional participation of 90% of the surplus for the amount that is below 0.80%, all values expressed in UF. In addition, the contract specifies monthly payments calculated with a provisional rate of 0.70%, applied over the total remuneration and monthly taxable income contributed in the preceding month and a fixed monthly premium of UF 2,200. Likewise, one month lagged premiums are established in the collection month equivalent to 70% of the temporary settlements.

The final settlement of this contract will take place on January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year that began in 2003, with a pre-settlement taking’ place in March, 2006 in the amount of a MCh$22 payment by Provida.

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A., under the same conditions as the previous agreement, except the fixed premium was UF 3,920 monthly. In this agreement, the participation for a casualty rate lower than the premium rate was 90% of the excess, if the range of casualty rate was equal to or less than 0.85% .

The final settlements of the previous agreement took place on January 31, 2006, and was extendable for 1 year by common agreement. Preliminary settlements take place on March 31 of each year that began in 2001. Additionally, in the month of December, a pre-settlement of interest income (as required under the contract) is paid based an any calculated surpluses as of November 30. The preliminary settlements in March, 2006 was in the amount of MCh$283, a payment by Provida.

Between August 1, 1997 and July 31, 1999, another contract was in place with ING Seguros de Vida S.A., under the same conditions, except the fixed premium was UF 2,150 monthly and the maximum rate was 0.80% .. The participation for favorable casualty rates was 100% if the casualty rate was in the range of 0.80% to 0.63% of taxable remuneration. If the casualty rate was equal to or less than 0.63% there was a participation in 90% of the surpluses produced.

The final settlement of this contract was made on March 31, 2006 in the amount of MCh$263, a payment by Provida.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2003, 2004 and 2005, were MCh$47,914, MCh$52,623 and MCh$47,362, respectively, and are recorded as “Life and disability insurance premium expenses”.

“Other Operating Revenues” includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$1,620, MCh$1,175 and MCh$1,154 in 2003, 2004 and 2005, respectively, for contract settlements from previous years, as shown below:

	2003	2004	2005
Items	MCh$	MCh$	MCh$

Annual expenses for Disability and Survival insurance premiums	30,617	31,936	35,106
Unfavorable adjustments for casualty rate	17,297	20,687	12,256

Net expenses for the year	47,914	52,623	47,362

Interest income (Note 25)	(1,620)	(1,175)	(1,154)

Total expenses for the year	46,294	51,448	46,208

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 34c).

Since January 1st 2004 in relation to casualty adjustments, Provida has implemented its “predictive model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model is less than that calculated and maintained by the insurance company, the amounts established in the contract will be used. On the contrary, if the casualty rate of the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the latter as established as a minimum in the current law. Because of the current low three-year forward rates which would normally be used by Provida in their predictive model to discount the three years worth of payments disbursed during the temporary disability period, the amounts for casualty rate resulted from the model are lower than the amounts in the insurer’s balance sheet and therefore, the insurer’s amounts were used as the basis to record provisions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Liabilities arising from additional contributions:

d.1) Collections to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which increased to MCh$869 and MCh$48 as of December 31, 2004 and 2005 respectively. These liabilities are recorded under the caption "Collections to be cleared" in the Consolidated Balance Sheets and consist of the following:

	As of December 31,
	2004	2005
	MCh$	MCh$

1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, of deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the
balance from the contribution summary.	50	48

2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent participants paid for which the support sheet has not
been received	819	-

Total	869	48

The balance of pending contributions will be reconciled internally or by transferring them to other pension fund administrators, as since January 1, 1988, these contributions are paid directly into the Pension Fund.

d.2) Comparative analysis of pending additional contributions:

	As of December 31,
	2004	2005
	MCh$	MCh$

Pending additional contributions
Beginning balance	54	50
Leftovers for the year	-	2
Cleared leftover items:
• For Provida	(4)	(3)
• Sent to other Administrators	-	(1)

Total	50	48

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with BBVA Seguros de Vida S.A., ING Seguros de Vida S.A. and Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. The balance, as explained in letter b) of this Note, is for the difference between the final adjustment of the monthly premium and advances paid, which were MCh$1,788 and MCh$1,211 as of December 31, 2004 and 2005, respectively. These amounts are due on the 20th of the following month.

f. Assets stemming from life and disability pension payments:

Receivable from Insurance Companies and from the State reflect reimbursements for payments made by Provida on behalf of the insurer and the government. The reimbursement are made within 30 days and are classified as short-term receivable, as shown below. Records of the total payments to the affiliate are maintained by the insurance company as well as Provida under the law. Additionally, the self-insured portion of the disability is administered by the insurance company by law. State reimbursements are for amounts, guaranteed by law, for employees who otherwise do not qualify for disability insurance.

f. 1) Receivable from Insurance Companies

	As of December 31,
	2004	2005
	MCh$	MCh$

Life Insurance Companies (*):
Balance at end of previous year	1,411	3,054
Receivables from insurance companies	38,973	35,564
Insurance companies reimbursements	(37,220)	(32,919)

Total	3,164	5,699

(*) Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Security Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A., Interamericana Seguros de Vida S.A., Vida Corp Compañía de Seguros S.A. and Interrenta.

f. 2) Receivable from the State

		As of December 31,
		2004	2005
		MCh$	MCh$

•	Balance as of previous year	211	24
•	Pensions financed with state guarantee according to Art. 73 of D.L. 3,500	18,597	18,886
•	Payments financed by the Administrator	1,715	1,711
•	Reimbursement of state guarantee	(19,791)	(18,878)
•	Reimbursement of payments financed by the Administrator	(708)	(1,720)

Total		24	23

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate, to MCh$23,250 and MCh$15,447 net of interest income of MCh$0.3 and MCh$84 at December 31, 2004 and 2005, respectively:

The detail of the short term provision is as follows:

		Costs for claims reported by the i nsurance company		Payments made to the Insurance Company (MCh$)
Insurance Company name	Period covered by the contract (MMAA-MMAA)	Date	Amount	to the	At	Provision (MCh$)
						Provision recorded at the date of the	Gross provision at the current
			(MCh$)	reported date	12.31.2004

						information provided by the Insurance Company (***)	year-end (not including interest income effects)

ING Seguros de Vida S.A.	08-1997 to 07-1999	31-01-2006	47,043	46,780	46,780	263	263
ING Seguros de Vida S.A.	08-1999 to 07-2001	31-01-2006	72,448	72,164	72,164	284	284
ING Seguros de Vida S.A.(*)	08-2001 to 07-2003	31-01-2006	91,178	78,940	78,940	-	-
BBVA Seguros de Vida S.A.	08-2003 to 12-2004	31-12-2005	66,625	59,826	59,826	6,799	6,799
BBVA Seguros de Vida S.A. (**)	01-2005 to indefinite	31-12-2005	42,217	34,577	34,577	7,640	8,185

						14,986	15,531

(*)	The casualty rate of the policy subscribed with ING Seguros de Vida for the August 2001 / July 2003 period exceeded the maximum rate of 0.95%. Consequently the excess of costs for MCh$12,238 was assumed by such company.

(**)	The insurance contract of 2005 includes additional provisions for a total amount of MCh$545 stemming from the current low rates at the close period (minimum historical levels below 3%).

(***)	Includes temporary premiums for a total amount of MCh$2,219 net against the balance payable to insurers according to the respective contracts.

Provisions are based on the implemented “predictive model.” (See Note 8c. for an expanded discussion.)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.1) Details according to life and disability insurance contracts:

Contracts

Contract	Insurance Company	Covering period	Sub-period covered by
the contract

1	ING Seguros de Vida S.A.	August 1, 1997 to July 31, 1999	N/A
2	ING Seguros de Vida S.A	August 1, 1999 to July 31, 2001	N/A
3	ING Seguros de Vida S.A	August 1, 2001 to July 31, 2003	N/A
4	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
5	BBVA Seguros de Vida S.A.	January 1, 2005 to indefinite date	N/A

N/A: Not applicable

g.2) Detail of the disability insurance costs

Costs for casualties incurred by the insurance companies

	2004						2005
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution

Contract	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
N°

1	5	15	17	17	-	-	-	-	4	20	-	-

2	9,983	1,202	1,159	15,119	-	-	544	84	466	6,220	-	-

3	38,392	5,876	212	1,865	-	-	32,806	4,405	787	12,444	-	-

4	8,413	1,666	69	558	-	-	25,429	4,341	189	1,872	-	-

5	-	-	-	-	-	-	1,196	374	22	162	-	-

g.3) Detail of the life insurance costs

Costs for casualties incurred by the insurance companies
	2004						2005
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution

Contract	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
N°

1	-	-	7	14	-	-	-	-	6	22	-	-

2	-	-	12	57	-	-	-	-	3	16	-	-

3	-	-	207	1,652	-	-	-	-	58	205	-	-

4	-	-	1,059	9,142	-	-	-	-	558	5,690	-	-

5	-	-	-	-	-	-	-	-	433	5,577	-	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.4) Detail of the reimbursements of life and disability insurance

	Interest Income	Interest Income	Interest income
Contract N°	for 2003 period	for 2004 period	for 2005 period
	MCh$	MCh$	MCh$

1	24	-	-
2	711	318	61
3	471	509	424
4	8	177	626
5	-	-	185

g.5) Details of life and disability insurance adjustments

At December 31, 2003

			Pending	Accumulated	Accumulated	Accumulated
			payment of	disbursement	charges	premium paid	Accrued
		Adjustment	interest	(Insurance	(Insurance	and accrual	interest
Date of	Contract	paid	income	Company)	Company)	(Provida)	income
calculation	N°	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Jan. 31, 2003	1	405	16	44,161	46,964	43,071	5,670
Jan. 31, 2003	2	(4,253)	165	31,859	67,674	56,525	3,661
Jan. 31, 2003	3	(2,683)	61	13,440	49,491	42,731	362
Nov. 30, 2003	1		8	46,793	46,979	43,114	5,678
Nov. 30, 2003	2		545	46,597	70,039	56,697	4,207
Nov. 30, 2003	3		404	25,057	74,481	58,176	766
Nov. 30, 2003	4		8	408	11,862	9,752	8

At December 31, 2004

			Pending	Accumulated	Accumulated	Accumulated
			payment of	disbursement	charges	premium paid	Accrued
		Adjustment	interest	(Insurance	(Insurance	and accrual	interest
Date of	Contract	paid	income	Company)	Company)	(Provida)	income
calculation	N°	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Jan. 31, 2004	1	(36)	45	46,883	47,082	43,208	5,689
Jan. 31, 2004	2	(2,812)	152	49,688	70,646	56,826	4,367
Jan. 31, 2004	3	(14,621)	229	26,776	75,708	58,499	996

At December 31, 2005

			Pending	Accumulated	Accumulated	Accumulated
			payment of	disbursement	charges	premium paid	Accrued
		Adjustment	interest	(Insurance	(Insurance	and accrual	interest
Date of	Contract	paid	income	Company)	Company)	(Provida)	income
calculation	N°	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Jan. 31, 2005	1	-	-	46,901	47,064	48,967	5,697
Jan. 31, 2005	2	(1,514)	21	67,697	72,172	56,513	4,616
Jan. 31, 2005	3	(3,552)	122	36,222	84,239	58,875	1,467
Dec. 31, 2005	4	(21,375)	122	23,907	66,625	45,907	681

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9. RECEIVABLES AND NOTES DUE FROM RELATED COMPANIES

a) Receivables and notes from related companies were as follows:

	Short-term		Long-term
	2004	2005	2004	2005
	MCh$	MCh$	MCh$	MCh$

Servicios de Adm. Previsional S.A.	256	265	-	-
BBVA Pensiones Chile S.A.	5	16	-	-
BBVA Seguros de Vida S.A .(*)	898	777	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”)	95	106	312	231
BBVA Chile S.A.	2	4	-	-

Total	1,256	1,168	312	231

(*) Includes MCh$896 and MCh$772 in 2004 and 2005 from receivables accounts from Insurance Companies.

NOTE 10. MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consist of the following:

	As of December 31,
	2004	2005
	MCh$	MCh$

Advances to employees	724	580
Medical leave advances	105	145
Advances to suppliers	95	79
Short term housing loans	23	17
Other operational	245	46
Other AFP Génesis	274	258
Insurance receivable	139	1
Common charges	156	73
Tax paid by foreign shareholders	537	-
AFC differences covered by the Company	148	270
Others	100	157

Total	2,546	1,626

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11. PREPAID EXPENSES

Prepaid expenses consist of the following:

	As of December 31,
	2004	2005
	MCh$	MCh$

Insurance	17	20
Advertising	22	15
Prepaid expenses	32	14
Others	38	34

Total	109	83

NOTE 12. PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, fixed assets are presented at cost plus price level restatement. The depreciation of MCh$1,672 in 2003, MCh$1,635 in 2004 and MCh$1,938 in 2005 are comprised of the item “Depreciation” expense in the income statement.

Property, plant and equipment consists of the following:

	As of December 31,
	2004	2005
	MCh$	MCh$

Land	5,039	5,039
Buildings and Infrastructure	18,287	18,287
Equipment, furniture and fixtures	2,347	2,229
Other fixed assets (1)	9,553	8,745
Accumulated depreciation	(8,437)	(8,577)

Property, plant and equipment, net	26,789	25,723

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1) The item “other fixed assets” includes capital leases and leasehold improvements. Capital leased assets acquired through financial leasing are recorded as per Note 2 letter f). Their future minimum payments are as follows:

		Maturity MCh$
	Interest rate					2010 and
	annual	2006	2007	2008	2009	thereafter

Rancagua office	8.70%	5	5	5	5	33
Huérfanos office	8.97%	13	13	13	13	295
Quilicura office	8.01%	30	30	30	-	-

Total		48	48	48	18	328

Depreciation is included in operating expenses and has been calculated on a straight-line basis over the useful lives detailed below:

Years

Buildings and infrastructure	40 - 100
Equipment, furnitures and fixtures	5 - 10
Other fixed assets	5 - 15

NOTE 13. INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:

	As of and for the years ended December 31,

	Participation			Carrying value		Equity in gain (loss)
	2003	2004	2005	2004	2005	2003	2004	2005

	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Soc. Adm. de Fondos de Cesantía
de Chile S.A.	38.46	37.80	37.80	805	901	(602)	(745)	(803)
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	218	207	53	48	46
Servicios de Adm. Previsional S.A.
(Chile) (3)	38.22	38.22	37.87	290	379	(447)	(586)	(204)
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	7,434	8,389	4,543	4,181	4,562
AFP Crecer (El Salvador) (1) (2)	19.00	19.00	-	-	-	839	721	-
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	3,291	3,231	2,064	2,050	1,897
AFPC Porvenir (Colombia) (1) (4)	-	-	-	-	-	987	-	-
AFP Porvenir (The Dominican
Republic) (1) (5)	100	100	-	-	-	-	(452)	-
AFP Crecer (The Dominican
Republic) (1) (6)	-	35.00	35.00	725	541	-	83	(102)

Total				12,763	13,648	7,437	5,300	5,396

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES Notes to the Consolidated Financial Statements

(1)	These investments are measured in US$.

(2)	On October 13, 2004 Provida Internacional sold the total of its equity interest in AFP Crecer S.A. to Fondo Universal S.A. de CV corresponding to the 19% of the total equity interest. The sale price was US$12,227,062.02. The result of this operation generated a gain on sale of US$4,196,223.16 or MCh$2,339 which is included in the account “Other non-operating Income”.

(3)	On October 2000, Servicios de Adm. Previsional S.A. (PreviRed.com) was formed together with all the other Chilean AFPs. PreviRed.com began operations in October 2001.

(4)	Provida International sold its investments in AFPC Porvenir Colombia in September 2003 for ThUS$26,785.

(5)	In May 2004, as a result of the sale of 30% stake of AFP Porvenir S.A. in the Dominican Republic to the Progreso Group S.A. and Progreso Compañía de Seguros S.A., Provida Internacional S.A. temporarily maintained 69.9999% stake in AFP Porvenir S.A. in the Dominican Republic (See footnote (6) to this table). This transaction generated gains for US$910,633 or MCh$508, which is included in the account “Other non-operating Income”.

(6)	On September 8, 2004 the merger by absorption of AFP Porvenir S.A by BBVA Crecer AFP, both resident in the Dominican Republic was approved. As a result, Provida held 35% of equity interest in BBVA Crecer. Since the merged companies are under common control, pooling of interests was used as per instructions of Technical Bulletin N°42.

b. Goodwill, net:

The amounts of these accounts were MCh$76,526 in 2004 and MCh$69,625 in 2005, corresponding to the excess of the cost over equity proportional value (VPP) (net of accumulated amortization) as per the following:

	As of December 31,
	2004	2005
	MCh$	MCh$

AFP Protección (Chile) (1)	51,974	48,373
AFP Unión (Chile) (1)	7,518	6,970
AFP El Libertador (Chile) (1)	858	778
Afore Bancomer (Mexico)	10,271	8,540
AFP Crecer (R.D.) (2)	5,301	4,467
AFP Génesis (Ecuador)	325	272
AFP Horizonte ( Perú)	279	225

Total	76,526	69,625

(1)	Absorbed by Provida S.A.
(2)	AFP Porvenir in 2003.

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Both the amortization period and the method used are reaffirmed at least once a year. Amortization expense was MCh$5,302, MCh$5,296 and MCh$5,015 for the years 2003, 2004 and 2005, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES Notes to the Consolidated Financial Statements

NOTE 14. OTHER ASSETS

	As of December 31,
	2004	2005
	MCh$	MCh$

Security deposits	107	110
Remodeling of leased customer service centers	247	181
Deferred issuance costs for syndicated loans (Note 16) (*)	11	-
Employee loans and advances	26	22
Reimbursable financing of contracts with service companies	1	2
Deferred employee bonuses under union contract	416	15
Mandatory investments of AFP Genesis Ecuador	1,311	1,171

Total	2,119	1,501

(*) These commissions will be amortized over the term of the bank loans

NOTE 15. OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$20,417 and MCh$22,749 as of December 31, 2004 and December 31, 2005 as per the following:

	2004	2005
	MCh$	MCh$

Syndicated loans with Banco Scotiabank Sudamericano and others	1,798	-
Banco Santander Santiago	6,725	7,486
Banco de Chile	4	3
Banco del Estado de Chile	41	14
Banco Scotiabank	-	8
Banco BBVA Chile	11,837	15,221
Banco Crédito e Inversiones	12	17

Total	20,417	22,749

The use of the above lines of credit to finance business operations generates variable interest rate expenses as included in the contracts between the parties. The average interest rate paid during 2005 was 3.01% (annual). As of December 31, 2005 the unused credit lines amount to MCh$50,093.

Provida had syndicated loans with Banco Scotiabank Sud Americano which matured in March 2005. The interest rate is the TAB rate (active banking rate), for 90-day indexed operations plus 0.75% per year payable quarterly.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

     Notes to the Consolidated Finacial Statements

NOTE 16. NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Pensiones Chile S.A.

A five year software license contract of €$ 7.3 million entered into from December 1, 2005 equivalent to Ch$4,418 million and was recorded in intangibles (see further discussion in Note 32). The amortization of this asset is shown in the “amortization” account in operational expenses and is being amortized over a period of 5 years. The amortization expense for the year was ThCh$884.

There is a contract dated December 1st, 2005 for software maintenance and modifications for different changes. This maintenance service is performed in the maintenance center (CMA). During the period, this service amounted to MCh$370, accounted for in the “computing cost” line.

BBVA Chile S.A.

The amount consisted of an extendable working loan (with no guarantees) whose balance was Ch$10,360 million as of December 31, 2004 and Ch$12,800 million as of December 31, 2005 and was included in the account “Obligations with banks and financial institutions”. The weighted average interest rate was 0.22% in 2003, 0.22% in 2004 and 0.33% in 2005 respectively.

BBVA Bancomer Servicios (Mexico)

This represents a contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The oustanding balance of MCh$705 as of December 31, 2005 is included in “Notes and accounts due to related companies” these costs are recorded in data processing expenses.

NOTE 17. WITHHOLDINGS FROM PENSIONERS

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

The balances owed as of December 31, 2004 and 2005 are as follows:

		As of December 31,
		2004	2005
		MCh$	MCh$

a. Independent affiliates
•	Balance at closing of previous year	527	505
•	Withholding of health contributions from participants during the year	5,466	1,055
•	Payments to National Health Fund during the year	(5,470)	(1,131)

	Independent participants’ health withholding	523	429

b. Pensioners
•	Balance at closing of previous year	1,209	1,380
•	Withholding of health contributions from pensioners during the year	16,689	17,644
•	Payments to National Health Fund during the year	(7,307)	(7,474)
•	Payments to Health Insurance institutions during the year	(9,161)	(10,024)
•	Retention of taxes from pension	20	33

	Pensioners’ health withholdings (*)	1,450	1,559

(*)	These amounts are included in “Withholdings from pensioners” on the balance sheet.

NOTE 18. WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$

Retention of taxes from foreign shareholders	1,144	1,387
Social security payments	260	253
Payroll taxes withholdings	107	113
Other payroll withholdings	1,492	374

Total	3,003	2,127

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

NOTE 19. ACCRUED EXPENSES

Accrued expenses are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$

Provisions for unfavorable casualty rate	21,292	15,447
Employee profit-sharing and other	1,322	1,995
Vacation accruals	1,353	1,284
Seniority bonuses	166	169
Accruals for incurred expenses as yet uninvoiced	1,546	1,123
Other accruals	844	477

Total	26,523	20,495

Long-term provisions: A long-term accrual has been made of MCh$1,958 as of December 31, 2004 and MCh$0 as of December 31, 2005, corresponding to the long-term portion of provision for unfavorable casualty rate.

Write-offs: In the 2003, 2004 and 2005 periods, the Company made write-offs of MCh$277, MCh$471 and M$428, as detailed below:

	2003	2004	2005
	MCh$	MCh$	MCh$

Write-offs for asset impairment	-	-	180
Circular 650 (claims and profits)	230	184	140
Additional contributions and unrecoverable pensions	29	160	51
Collections	13	60	0
Other	5	67	57

Total	277	471	428

Also, the Company made write-offs of fixed assets for MCh$3, MCh$0.8 and MCh$6 in 2003, 2004 and 2005, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

NOTE 20. OTHER CURRENT LIABILITIES

	As of December 31,
	2004	2005
	MCh$	MCh$

Professional fees and other	649	1,209

Total	649	1,209

NOTE 21. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

		Interest Rate	As of December 31,

			2004 MCh$	2005 MCh$

Capital lease obligations (Note 12):
•	U.A.P. Seguros de Vida	8.97%	340	326
•	Santiago Leasing	8.01%	78	59
•	Seguros de Vida Euroamérica	8.70%	51	44
Other:
•	Provision for pensions Banco Hipotecario Chile (predecessor company)		308	601
•	Security deposits		156	160

Total			932	1,190

NOTE 22. INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 17%.

As per the instructions in Note No.1,466 of the Superintendency of Insurance and Securities, the income tax is as follows:

a.  Income taxes:

	As of December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Taxable income	25,143	35,588	42,362
Income tax provision-current	4,277	6,425	7,202
Unremitted earnings for tax purposes	45,119	56,960	64,717
Shareholders’ credit for future dividends	9,256	9,698	11,739

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

The amount of unremitted tax earnings and the respective credits are as follows:

Year	Amount (MCh$)	Credit

2001	10,180	15.0%
2002	8,205	16.0%
2003	15,590	16.5%
2004	10,316	17.0%
2005	20,426	17.0%

Total	64,717

Income tax expense was MCh$8,636, MCh$6,988 and MCh$8,702 for the years ended December 31, 2003, 2004 and 2005.

b.  Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2004 and 2005:

	2005				2004

	Deferred income taxes				Deferred income taxes

	Assets		Liabilities		Assets		Liabilities

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred income tax assets (liabilities):
Leasing obligation, net	17	63	-	-	15	71	-	-
Accrued vacation	219	-	-	-	230	-	-	-
Leased assets, net	-	-	(3)	(65)	-	-	(3)	(70)
Provision for pensions of BHC	-	112	-	-	-	62	-	-
Tax goodwill of AFP El Libertador	-	-	(10)	(122)	-	-	(10)	(136)
Tax goodwill of AFP Unión	-	-	(89)	(1,096)	-	-	(90)	(1,188)
Tax goodwill AFP Protección	-	-	(621)	(7,603)	-	-	(620)	(8,215)
Depreciation	-	-	(36)	(1,482)	-	-	(34)	(1,436)
Accrued life and disability insurance	-	-	-	-	333	-	-	-
Gains on mandatory investment	-	-	-	(4,231)	-	-	-	(3,319)
Deferred employee bonuses under union contract	-	-	(71)	-	-	-	(69)	(69)
Deferred expenses	-	-	-	-	-	-	(2)	-
Others	23	-	-	-	19	-	-	-
Complemetary accounts, net
of accumulated amortization	(14)	(175)	756	10,368	(12)	(133)	754	11,046

Total	245	-	(74)	(4,231)	585	-	(74)	(3,389)

As of December 31, 2005, deferred income taxes for gains on shares are mainly composed of temporary differences in mandatory investment funds Types A, B, C, D and E that are shown at present values of MCh$4,231, and other temporary differences of MCh$171.

Deferred tax assets and liabilities for other tax jurisdictions are immaterial.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

     Notes to the Consolidated Finacial Statements

According to the instructions from the Superintendency of Pension Funds Administrators in Note N°23,186 for the calculation of the current deferred tax value generated by gains on the shares of mandatory investments at December 31, 2005, M$8,392 has been discounted of the deferred tax using the TIR rate of the Bonds BCCH “Tesorería General de la República” in UF (BTU), LC category, which equates to 3.4838% at that date. As of December 31, 2004 according to Note N°17,817 the TIR rate was discounted using BCCH Bonds in UF, LD category equivalent to 3.94% at that date.

It is not possible to determine the amount of deferred taxes from the returns on mandatory investments of a short-term nature as it is not possible to determine the shares that will remain on hand at the date of preparation of these financial statements.

For Chilean GAAP purposes, the deferred taxes associated with the gain on mandatory investment are therefore classified as long term.

c.  Income taxes for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	MCh$	MCh$	MCh$

Income tax provision-current	(4,277)	(6,425)	(7,202)
Adjustment to prior year income tax	(290)	(1,187)	(1,593)
Deferred income taxes and deferred charges	(688)	(73)	(968)
Complementary accounts amortization	(580)	(337)	(315)
Credits for dividends received from foreign related companies	-	1,035	1,131
Tax credit related to disposal of AFPC Porvenir Colombia	(2,800)	-	-
Other charges credits	(1)	(1)	245

Income tax	(8,636)	(6,988)	(8,702)

d.  Receivable and payable taxes are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$

Income tax provision-current	(6,425)	(7,202)
Special tax	(1)	(9)
Provisional monthly payments	5,246	5,286
Credits for training costs	136	1,278
Credits for taxes paid on foreign investment	2,012	425

Total	968	(222)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

     Notes to the Consolidated Finacial Statements

NOTE 23. LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Note 21 are the following:

As of December 31, 2005
MCh$

2006	48
2007	48
2008	48
2009	18
2010 and thereafter	1,028

Total	1,190

NOTE 24. SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Paid-in capital MCh$	Additional Paid-in capital MCh$	Other reserves MCh$	Retained Earnings MCh$	Net income MCh$	Interim Dividends MCh$	Total MCh$

Balance as of January 1, 2003	83,602	120	4,918	58,268	33,856	(9,425)	171,339
Transfer of 2002 net income	-	-	-	24,431	(33,856)	9,425	-
Final dividends paid	-	-	-	(17,931)			(17,931)
Interim dividend	-	-	-	-	-	(7,952)	(7,952)
Cumulative translation adjustment of foreign affiliates	-	-	(6,568)	-	-	-	(6,568)
Price-level restatement	836	2	49	1,009		24	1,919
Net income for the year	-	-	-	-	32,005	-	32,005

Balances as of December 31, 2003	84,438	122	(1,601)	65,776	32,005	(7,928)	172,812

Extra Accounting Restatement	3,040	4	(58)	2,368	1,152	(285)	6,221

Restated to constant Chilean pesos of December 31, 2004	87,478	126	(1.659)	68,144	33,157	(8,213)	179,033

Balances as of January 1, 2004	84,438	122	(1,601)	65,776	32.005	(7,928)	172,812
Transfer of 2003 net income	-	-	-	24,077	(32,005)	7,928	-
Interim dividend	-	-	-	-	-	(9,939)	(9,939)
Final dividends paid	-	-	-	(17,653)	-	-	(17,653)
Cumulative translation adjustment of foreign affiliates	-	-	(3,161)	-	-	-	(3,161)
Price-level restatement	2,111	2	(39)	1,788	-	(60)	3,802
Net income for the year	-	-	-	-	27,246	-	27,246

Balances as of December 31, 2004	86,549	124	(4,801)	73,988	27,246	(9,999)	173,107

Extra Accounting Restatement	3,116	4	(172)	2,663	980	(360)	6,232

Restated to constant Chilean pesos of December 31, 2004	89,665	128	(4,974)	76,652	28,227	(10,359)	179,339

Balances as of January 1, 2004	86,549	124	(4,801)	73,988	27.246	(9,999)	173,107
Transfer of 2004 net income	-	-	-	17,247	(27,246)	9,999	-
Interim dividend	-	-	-	-	-	(9,834)	(9,834)
Final dividends paid	-	-	-	(14,582)	-	-	(14,582)
Cumulative translation adjustment of foreign affiliates	-	-	(3,431)	-	-	-	(3,431)
Price-level restatement	3,116	5	(173)	2,731	-	(118)	5,561
Net income for the year	-	-	-	-	34,813	-	34,813

Balances as of December 31, 2005	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

Common stock:

331,316,623 common shares with no par value represent Provida’s authorized, issued, and outstanding common stock at December 31, 2005.

Majority shareholders’ custodian:
	Years ended December 31,
	2003		2004		2005

	Purchases Shares	Sales Shares	Purchases Shares	Sales Shares	Purchases Shares	Sales Shares

The Bank of New York
(C.1375 SVS)	25,048,980	21,713,505	31,461,645	32,969,175	31,461,645	32,969,175

The Bank of New York acts as custodian for Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida’s net income for each year. In relation to the payments of dividends, the Board of Directors pays an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal and not exceeding the 90% of the net income. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year. For 2005 the amount of dividends must not exceed 90% of net income.

Other Reserves – Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin N° 64 of the Chilean Association of Accountants. As of December 31, 2004 and 2005 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso total MCh$(4,974) and MCh$(8,406), respectively, and are included under the caption “Other reserves” within the shareholders’ equity of the Consolidated Balance Sheets.

	As of December 31,
	2004	2005
Cumulative translation adjustment	MCh$	MCh$

Balance at beginning of the year	(1,658)	(4,802)
Foreign exchange translation adjustment (Provida Internacional)	(3,275)	(3,431)
Price-level restatement of cumulative translation adjustments	(41)	(173)

Total	(4,974)	(8,406)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October. The Board of Directors’ meeting held on September 27, 2005 agreed to pay the interim dividend No. 44 of MCh$9,834 (historic), corresponding to Ch$29.68 per share.

Treasury stock: None.

Final Dividends: The Ordinary Meeting of shareholders held on April 20, 2005 approved the distribution of a final dividend of Ch$44.01 per share out of income for the year 2004, for an amount of MCh$14,582. The payment of the declared dividends was made in May 2006.

NOTE 25. OTHER OPERATING REVENUES

In the account “Other Operating Revenues”, MCh$4,528 for 2004 and MCh$6,304 for 2005 are included as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

a. Insurance Contract Settlements: (1)
• Preliminary settlements contract, August 97 – July 99	24	-	-
• Preliminary settlements contract, August 99 – July 01	784	379	52
• Preliminary settlements contract, August 01 – July 03	803	617	534
• Preliminary settlements contract, August 03 – August 04	9	179	475
• Preliminary settlements contract, August 04 - indefinite	-	-	93
b. Additional revenue from contributions before January 1, 1988(1)	563	4
c. Surcharge and collection costs (1)	26	649	1,759
d. Revenues from services rendered by Administradora de Fondos de Cesantía de Chile S.A. (2)	782	485	570
e. Other operating revenues - AFP Genesis in Ecuador	1,963	2,215	2,821

Total	4,954	4,528	6,304

(1)	Other operating Revenues is derived from favorable settlements from Insurance Contracts, if any recognition of net interest revenues, recovery of pending additional contributions (see Note 8 d) and collection of surcharge and collections costs for contributions are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 32.

(3)	Revenues as described in (1) for the Company’s subsidiaries.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 26. OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Rental of premises	714	1,449	1,725
Penalty interest	13	3	2
Interest Previred current account	-	11	10
Gain on sale of assets	21	2	10
Fraud recovery	87	-	-
Gains on Provida Internacional-sale of equity method investments	9,117	2,957	-
Other revenues of subsidiary Genesis in Ecuador	1	-	7
Other revenues of subsidiary Porvenir in the Dominican Republic	173	-	-
Other	38	73	144

Total	10,164	4,495	1,898

NOTE 27. DIRECTORS’ FEES

Directors received fees as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Attendance fees	83	66	64
Other fees	5	9	7

Total	88	75	71

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 28. INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Interest on BBVA loan	211	53	627
Use of bank overdrafts	472	919	596
Overdrafts tax	-	-	241
Interest on leasing contracts	49	46	42
Interest on Bank loans	408	122	10
Interest on forward contracts	231	7	-
Amortization of debt issuance costs	62	16	-
Others	10	3	17

Total	1,444	1,166	1,533

NOTE 29. OTHER EXPENSES

a. Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$1,839, MCh$1,865 and MCh$1,948 for the years ended December 31, 2003, 2004 and 2005 respectively. These expenses are related to the evaluation of the affiliate disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Other non-operating expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Contingencies settled	-	-	416
Other Banco Hipotecario Chile (predecessor)	-	-	389
Rental expenses	354	528	283
Fines by SAFP	38	53	111
Loss on disposal of property, plant and equipment	3	1	9
Write-offs for others	-	34	201
Loss on sale of assets	1	3	-
Insurance deductible expense	65	-	-
Other non-operating expenses (Provida Internacional)	-	31	-
Other	123	294	210

Total	584	944	1,619

NOTE 30. PRICE-LEVEL RESTATEMENT

The application of price level restatement is as described in Note 2 letter c). The price-level restatement losses amounted to MCh$826, MCh$1,250 and MCh$1,916 in 2003, 2004 and 2005 and are as follows:

	Years ended December 31,

	2003	2004	2005
	MCh$	MCh$	MCh$

Shareholders' equity	2,038	3,939	5,560
Other assets	(1,263)	(2,572)	(3,490)
Property, plant and equipment, net	(318)	(888)	(1,179)
Liabilities	307	83	16
Accumulated depreciation	59	166	246
Income statement amounts	3	522	763

Net charge to income	826	1,250	1,916

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 31. SERVICE CONTRACTS

BBVA Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

		Years ended December 31,
		2003	2004	2005
		MCh$	MCh$	MCh$

a.	Collection services contracts
	Costs charged to the “Administrative expenses” account
	In the Consolidated Statements of Income

a.1)	Banco del Estado de Chile
	Line of business: Banking activities
	Value of service including VAT: UF 0.054 per payroll
	Net costs recorded	249	240	260
	Amount owed	28	47	68
	Form of payment: cash

a.2)	Banco Santander Santiago
	Line of business: Banking activities
	Value of Service including VAT: UF 0.023 per payroll
	Net costs recorded	93	98	96
	Amount owed	17	41	17
	Form of payment: cash

a.3)	Banco de Chile
	Line of business: Banking activities
	Value of service including VAT(*): UF 0.042 by payroll
	Net costs recorded	4	3	2
	Amount owed	1	1	-
	Payment: cash
	(*) Puerto Williams branches only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

a.4)	BBVA Chile
Line of business: Banking activities
Value of service including VAT (*) : UF 0.024 by payroll
Net costs recorded		192	793	1,288
Amount owed		23	251	227
Payment: cash
(*) Contract outstanding since February 1°, 2003

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Value of service including VAT (*) : Ch$117.74 per payroll and
Ch$21.16 per register, adjustable semi-annually
Net costs recorded	41	58	88
Amount owed	7	14	25
Payment: cash
(*) Contract outstanding since June 2001

a.6) Caja de Compensación Los Heroes
Line of business: Compensation Administrator
Value of service including VAT (*) : Ch$116.01 per payroll and
Ch$20.85 per register, adjustable semi-annually
Net costs recorded	6	1	1
Amount owed	1	1	-
Payment: cash
(*) Contract outstanding since October 2001

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Value of service including VAT (*) : Ch$117.74 per payroll and
Ch$21.16 per register, adjustable semi-annually
Net costs recorded	16	21	30
Amount owed	1	13	5
Payment: cash
(*) Contract outstanding since October 2001

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

a.8) Servicios de Administración Previsional
Line of business: Electronic collection services
Value of service including VAT (*) : Ch$138.12 per payroll
by a factor between 1 and 9.999, and from 10,000 to
24,9999 Ch$114.24.
Net costs recorded	19	93	244
Amount owed	47	32	53
Payment: cash

a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Administrator
Value of service including VAT (*) : Ch$115.91 per payroll
and Ch$20.83 per register, adjustable semi-annually
Net costs recorded	11	1	-
Amount owed	11	12	-
Payment: cash
(*) Contract outstanding since October 2001

b. Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory reserve resulting in costs included in "Administrative Expenses", are as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

b.1 Brown Brothers Harriman & Co.
Line of business: Banking activities
Type services rendered: Custodian
Net costs recorded	364	418	329
Amount owed	-	-	-
Payment: Cash

b.2 Depósito Central de Valores S.A.
Line of business: Depositary Services
Net costs recorded	495	423	406
Amount owed	-	-	-
Payment: Cash

Total	859	841	735

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Stock exchange transaction services

Brokerage costs are included in "Administrative Expenses”, as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Bolsa de Comercio de Chile
Fixed costs	44	66	88
Broker commissions	98	56	83

Total	142	122	171

Bolsa de Comercio de Chile
Line of business	:	Brokerage
Amount owed	:	MCh$NIL
Payment	:	Cash

d. Administration and maintenance equipment services

BBVA Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

Telefónica CTC Chile S.A.:

Telefónica CTC Chile S.A. in 2003, 2004 and 2005 and Entel in prior years, provided telecommunications services for long distance and allows the transportation of wire line signals, and the provision of lines and terminal equipment. The costs of these services, included in "computing expenses", amounted to MCh$223, MCh$316 and MCh$655 in the years ended December 31, 2003, 2004 and 2005, respectively.

Amounts owed to Telefónica CTC Chile S.A. in 2005 and 2004 amounted to MCh$81 and MCh$21, respectively.

e. Microfilm Services

Comicrom S.A.

This company provides microfilming services. The costs incurred for these services are included in “Administrative Expenses”, and were MCh$41, MCh$84 and MCh$128 for the years ended December 31, 2003, 2004 and 2005, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

f. Design and management of centralized database

Comicrom S.A.

This company has a service agreement with Provida for the management, safekeeping and maintenance of the participant database, which contains the customer data transferred since 1981 and respective contributions. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services were MCh$57 MCh$73 and MCh$91 for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in "Administrative Expenses.”

g. Agreement for supplying digital forms

This contract is for the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. This contract is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida requirements. The effect in income is included in “administrative expenses” of MCh$281 in 2003, MCh$327 in 2004 and MCh$489 in 2005.

Amounts owed to Comicron S.A.: MCh$6 in 2004 and MCh$39 in 2005.

h. Services related to the transmission and reception of electronic messages Transbank S.A.

This company has an agreement with Provida to electronically transfer information through electronic mailboxes specialized in processing free form messages. The costs for these services were MCh$11 in 2004 and MCh$0 in 2005 and are shown in “data processing expenses”. The amounts payable for MCh$9, MCh$3 and MCh$0 for the years ended December 31, 2003, 2004 and 2005, respectively, are included in "accrued expenses ".

i. Contracts associated with the rental and maintenance of equipment

Xerox de Chile S.A.

The company has a contract with Provida for photocopy equipment rental, technical service, and maintenance of printers. The cost for these services was MCh$57 MCh$88 and MCh$40 for the years ended December 31, 2003, 2004 and 2005, respectively, and is included in "administrative expenses".

Amounts owed were MCh$4 and MCh$0 for the years ended December 31, 2004 and 2005, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

j. Services of pension and saving payments

Services of pension and saving payments with Banco Bilbao Viscaya Argentaria. Contract in force from February 1, 2003 with a cost of 0.026 UF per payroll + VAT. Amounts owed were MCh$443 in 2004 and MCh$872 in 2005.

k. Other minor services

Other contracts with SEASIN (cleaning services), Comunicaciones Capítulo S.A. (telephone line), Imac (air conditioning) and Thyssen (elevator) resulted in costs of MCh$123, MCh$165 and MCh$41 for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in "administrative expenses".

Amounts owed were MCh$0 and MCh$5 for the years ended December 31, 2004 and 2005, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 32. TRANSACTIONS WITH RELATED PARTIES

a. Amounts

Significant transactions with related companies for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2003	2004	2005		2003	2004	2005

BBVA Pensiones Chile S.A.(a)	Pending Balance	Th UF	287	-	-	MCh$	(168)	(51)	-
	Lease	MCh$	73	96	-	MCh$	76	96	-
	Software Purchase	MCh$	-	-	4,418		-	-	(884)
	Software Maintenance
	Service	MCh$	-	-	370		-	-	(370)
BBVA S.A. oficina de
representación (b)	Service	MCh$	9	-	-		9	-	-

BBVA Corredores de Bolsa
S.A. (b)	Financial services	MCh$	52	106	95	MCh$	(52)	(106)	(95)

BBVA Chile S.A. (b)	Lease branches,
	BBVA Tower	MCh$	548	1,350	1,581	MCh$	548	1,350	1,581
	Lessee Overhead	MCh$	-	148	303		-	(148)	(303)
	Lessor Overhead	MCh$	-	354	472		-	354	472
	Services	MCh$	-	191	376		-	(191)	(376)
	Huérfanos-Banderas	MCh$	172	515	732	MCh$	(172)	(515)	(732)
	Pension payments	MCh$	38	303	458	MCh$	(38)	(303)	458
	Collection Contract	MCh$	190	794	1,288	MCh$	(110	(794)	(1,288)
	Line of credit	MCh$	10,602	11,396	14,050	MCh$	(1,143)	(290)	(617)
BBVA Compañía de Seguros de
Vida S.A. (b)	Paid premiums	MCh$	9,588	31,448	34,355	MCh$	(9,588)	(31,448)	(34,355)

	Provision	MCh$		16,653	11,949	MCh$		(16,653)	(11,949)
Servicio de Adm. Previsional
S.A. (c)	Collections services	MCh$	19	23	167	MCh$	(19)	(23)	(167)
	Pending balance	MCh$	250	254	260	MCh$	12	11	10

Administradora de Fondos de	Technological support
Cesantía Chile S.A. (c)	services	MCh$	490	346	448	MCh$	490	346	448
	Technological
	advisory and services	MCh$	292	139	122	MCh$	292	139	122
	Pending Balance	MCh$	-	407	277		-	-	-

BBVA Bancomer Servicios S.A	Data Process	MUS$	-	-	1,272	MCh$	-	-	(705)

Nature of relationship:
(a) Parent
(b) There is a relationship through common shareholder BBVA Group.
(c) Affiliated Company

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Transactions

BBVA Pensiones Chile S.A.

Provida purchased 89.1% of the share ownership of AFP Protección S.A. for a price of UF 1,506,001.59 plus ThUS$100,000, payable in 9 semi-annually variable maturing installments starting on May 15, 1999. Interest was calculated using the six month LIBOR rate plus 2.25% per year for dollars, and the TAB rate for 180 days plus 2.00% for UF. The debt in dollars was fully paid and the obligation in UF was renegotiated at the TAB rate for 90 days plus 0.75% (1.00% until June 12, 2001). At the close of 2004, this debt had been paid.

As of December 31, 2003 the principal outstanding was UF 179,942.39 plus interest of UF 1,242.6 equivalent to MCh$3,255.

A contract at December 1, 2005 was signed for a software license, for a total amount of Th€7,259, (equivalent to MCh$4,418). Said license permits the application of the software in the different operating and administrative processes of the Company and is recorded in “Intangibles”. The amortization of said asset is shown in the “Amortization” line in operating expenses.

A contract at December 1, 2005, was in force for the software maintenance service detailed in previous paragraph), in addition to the performance of modifications for changes in scope, regulations or for new functionalities. Said maintenance is performed by the Maintenance Center (CMA). During the year, said service had a cost equivalent to MCh$370 and is recorded in the “Data processing expenses” line in the income statement.

BBVA Chile S.A.

The balance was Ch$12,800 million as of December 31, 2005 and Ch$10,360 million as of December 31, 2004 and is included in the account “Obligations with banks and financial institutions” for a working capital loan, extendable, with no guarantee, with an interest rate of 0.33% for 2005 and 0.22% for 2004 respectively.

BBVA Bancomer Servicios (México)

This is a service contract of December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The balance was MCh$705 as of December 31, 2005. These costs are included in “Data processing expenses”.

NOTE 33. HEDGE CONTRACTS

At December 31, 2004 and December 31, 2005 there were no hedge contracts.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 34. COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

Provida, as ratified by Shareholders' vote held on January 7, 2002, has guaranteed debt in the amount of UF 400,000 (MCh$2,718) of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to standby letters of credit. The guarantee expires in January 2012. Provida had not been required to perform under the guarantee for the years ended December 31, 2003, 2004 or 2005.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$0.9) .

The Company’s contingency is approximately UF1,137,154 (MCh$20,440). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, N° 4 of the Civil Code.

c. Insurance Contract

The Company has an insurance contract with BBVA Seguros Vida S.A. for an indefinite period, from January 1, 2005, which payment rates are specified in this document (on Note 8, b) (See Note 8 for a description of the contract).

The Company had an insurance contract with BBVA Seguros S.A. from August 1, 2003 to December 31, 2004.

On March 31, 2005 the Company paid UF 815,318.86 (MCh$14,022) to the insurance company BBVA Seguros S.A.. corresponding to true-ups from the August 03-Dec 04 Contract. As indicated on Note 8, b), the final settlement of this contract will take place on December 31, 2008 pending March 31 annual true-ups from 2005 onwards.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force from August 1, 2001 to July 31, 2003.

On March 31, 2005 and on March 31, 2004 the Company paid UF 191,930.38 (MCh$3,301) and UF 806,719.55 (MCh$13,570) to the insurance company ING Seguros de Vida S.A. corresponding to true-ups from the August 01-July 03 Contract. As indicated on Note 8, b), the final settlement of this contract will take place on January 31, 2008 pending true-ups on March 31 of each year from 2005 onwards.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On March 31, 2005 and March 31, 2004 the company paid UF 83,666.42 (MCh$1,439) and UF 149,335.04 (MCh$2,512) to the insurance company ING Seguros de Vida S.A. corresponding to true-ups from the August 99-July 01 Contract. As indicated on Note 8, b), the final settlement of this contract will take place on March 31, 2006 extendable for two years.

On March 31, 2005 and March 31, 2004 UF 2,000.31 (MCh$34) was paid to the insurance companies ING Seguros de Vida S.A. and UF 25.20 (MCh$0,4) was received by them corresponding to true-ups related to the August 97-July 99 Contract. As indicated on Note 8, b), the final settlement of this contract took place on March 31, 2004, which, although extended for 2 years beyond that date, has now been finally settled.

d. Litigation

Provida has filed a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Funds when the bank made extraordinary settlements of mortgage-backed bonds in 1986 without assessing whether it had violated the legal and contractual rules applicable to those instruments. In a subsequent action, Provida filed a lawsuit for payment based on Law N° 18,010. The court rejected the claim. An appeal to annul is pending.

On April 28, 1993 the Company’s Labor Union filed a suit before the courts against the Company, alleging differences during 1990 and 1991 between legally binding payments and the Company’s paid bonuses. Thereafter, in April 1995 a new suit was filed for the same concepts for years 1992 and 1993. In March and April 1997 again new suits were filed for the same concepts for years 1994 and 1995. In relation with the first suit, the final payments have been settled upon. According to the Company’s legal advisors’ opinion, neither these lawsuits nor the settlements reached should have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

On August 20, 2004 the Company was notified of a labor lawsuit in the 9th Labor Court of Santiago presented by the Administrator’s labor union, alleging differences in the Company’s profit subject to profit-sharing as reported in the year 2000. According to Provida’s Internal Counsel, there will not be any material effects on the Company’s results.

Upon final judgment in the law suit, “Gonzalez y Otros”, against Administradora de Fondos de Pensiones Provida S.A. Roll No. 4, 016-93 in the 8th Labor Court of Santiago sued for differences in legally required compensation versus amounts paid pursuant to Article 47 of the labor code which delineates 30% of net income as a requirement during the years 1990 and 1991. The final resolution is still pending in the Court.

On October 21, 2005 the 8th Labor Court confiscated MCh$1,100 from a Company current account. In December 2005, this amount was distributed among the plaintiffs.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the year ended December 31, 2005 there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$419. However, Provida’s outside counsel do not believe that these lawsuits will have a material impact on the Company’s results.

e. Derivative financial instruments forward contracts

At December 31, 2004 and December 31, 2005 there were no derivative financial instruments forward contracts outstanding.

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount not paid since the date mentioned above until December 31, 2004 and 2005 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, Provida, as well as other administrators, is taking part in these projects through capital contributions and sales of their internally developed software.

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

h. Foreign technicians contributions

The Chilean Tax Authority (Servicio de Impuestos Internos, “SII”) determined that the total withholdings from mandatory and voluntary contributions, as well as agreed upon deposits established in articles 17, 17 bis and 18 in 3500 Law made by foreign technicians, including profit-sharing payments, were taxable under the secondary income tax as outlined in articles 42 N°1 and 43 N°1 of the Income tax law. So the Tax Authority is requesting all the Administrators to pay the respective taxes.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On August 10, 2004 an appeal was presented to the Chilean Tax Authority related to these assessments. The Company’s management and its advisors do not foresee significant negative results due to this situation. Supporting this is management’s opinion that the foreign technicians' contributions should not be taxable and the Chilean Internal Revenue Service is not entitled to withhold this tax.

i. Internal Revenue Service Withdrawal

On August 30, 2005 the Internal Revenue Service made a tax assessment M$4,800 in relation to the tax over book basis in the merger and acquisition of AFP Protección S.A. The Company submitted appeal since all its tax returns had been filed in accordance with Chilean law and instructions issued by the Internal Revenue Service. Currently this appeal is being resolved. For this reason, the Company has not considered if necessary to make a provision for this concept, since the appeal should be successful.

j. Mandatory investments

The Company, as disclosed in Note 6, is responsible for a minimum return on its investments. Should that minimum return not meet the requirements, the Company may make up the difference with gains on its mandatory investment or buying more shares in the Pension Fund. To date, the minimum return has met the requirements.

NOTE 35. OPERATING REVENUES AND EXPENSES BY FUND

The operating revenues and expenses by fund for the year ending December 31, 2003, 2004 and 2005 are as follows:

Year 2003

A. OPERATING REVENUES

	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for contribution deposits
Fixed Fee	179	2,966	2,979	600	137	6,861
Variable Fee	3,305	38,133	46,396	8,153	2,720	98,707

Fees from programmed withdrawals
and temporary income
Variable Fee	-	1	556	234	92	883

Gains on mandatory investments	424	1,959	6,996	885	149	10,413

Total	3,908	43.059	56.927	9.872	3.098	116.864

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

B. OPERATING EXPENSES

	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Life and disability insurance premium expenses	1,023	13,179	30,410	2,412	891	47,914
Sales personnel payroll expenses	-		9,556			9,556
Commissions paid for custody of securities
National	9	60		48	17	496
Foreign	3	20	330	8	2	363
Stock exchange transaction expenses	3	20	98	16	5	142

Total	1,038	13,279	40,756	2,484	915	58,472

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C pension fund only.

Year 2004

A. OPERATING REVENUES

	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for contribution deposits
Fixed fee	387	2,862	3,004	586	116	6,955
Variable fee	8,151	38,697	46,862	8,147	2,072	103,930

Fees from programmed withdrawals and
temporary income
Variable fee	2	4	96	743	90	935

Gains on mandatory investments	868	2,500	6,135	1,360	221	11,084

Total	9,408	44,063	56,097	10,836	2,499	122,904

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

B. OPERATING EXPENSES

	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Life and disability insurance premium
expenses	2,370	11,955	34,868	2,751	679	52,623
Sales personnel payroll expenses	-	-	8,645	-	-	8,645
Commissions paid for custody of
securities
National	21	73	264	55	10	423
Foreign	27	77	278	32	5	419
Stock exchange transaction expenses	12	38	39	28	5	122

Total	2,430	12,143	44,094	2,866	699	62,232

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C pension fund only.

Year 2005

A. OPERATING REVENUES

	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fees for mandatory contribution deposits
and provisional pension savings
Fixed fee	598	3,158	3,076	591	98	7,522
Variable fee	12,910	43,514	48,549	8,325	1,764	115,062

Fees from programmed withdrawals and
temporary income
Variable fee	8	12	118	752	85	975

Gains on mandatory investments	1,421	2,469	4,749	984	133	9,755

Total	14,937	49,153	56,492	10,652	2,080	133,314

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

B. OPERATING EXPENSES

	Fund Type A MCh$	Fund Type B MCh$	Fund Type C MCh$	Fund Type D MCh$	Fund Type E MCh$	Fund Total MCh$

Life and disability insurance premium expenses	3,780	13,153	27,798	2,140	491	47,362
Sales personnel payroll expenses	-	-	7,911	-	-	7,911
Commissions paid for custody of securities
National	9	19	365	11	1	405
Foreign	5	10	306	6	1	328
Stock exchange transaction expenses	5	10	149	6	1	171

Total	3,799	13,192	36,529	2,163	494	56,177

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C pension fund only.

NOTE 36. SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded provisions of MCh$15 and MCh$51 in 2004 and 2005, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 37. SANCTIONS

a) Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 0026, on December 7, 2004 SAFP assessed the Administrator a penalty of UF 1,000, for breaking regulations concerning charge of fees made abroad.

In accordance with Resolution No. 0031, on December 10, 2004 SAFP assessed the Administrator a penalty of UF 100, for breaking regulations concerning the manner of charging the affiliate for what he owes the Administrator.

In accordance with Resolution No. 0005, on January 31, 2005 SAFP assessed the Administrator a penalty of UF 1,800, for breaking regulation of Article 147, Law Decree 3,500 under instructions issued in Notes 1,214 and Note 1,220.

In accordance with Resolution No. 0013, on March 31, 2005 SAFP assessed the Administrator a penalty of UF 300, for breaking regulation of Article 19, Law Decree 3,500 under instructions issued in Notes 330, Note 362 and Note 1,220.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

In accordance with Resolution No. 0025, on May 05, 2005 SAFP assessed the Administrator a penalty of UF 400, for breaking regulations issued in official letters 14,791 and 1,057 in relation to the maintenance of its pension historical data base.

In accordance with Resolution No. 0026, on May 05, 2005 SAFP assessed the Administrator a penalty of UF 300, for breaking regulations issued in Note 1,221 in relation to statistical information submitted to said organization.

In accordance with Resolution No. 0027, on May 19, 2005 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations of Article 47, Law Decree 3,500 in connection with investment limits.

In accordance with Resolution No. 0032, on May 27, 2005 SAFP assessed the Administrator a penalty of UF 1,500, for breaking regulations of Article 31, Law Decree 3,500 in connection with payroll issuance and internet publication.

In accordance with Resolution No. 0033, on May 27, 2005 SAFP assessed the Administrator a penalty of UF 150, for breaking regulations in connection with irregular process in claims processing related to benefits requests and non compliance with SAFP’s instructions.

In accordance with Resolution No. 0035, on June 22, 2005 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations of instructions in Chapter V of Note 1,214 in connections with withdrawals in the account of “Banco Inversiones Extranjeras”

In accordance with Resolution No. 0046, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations of instructions in Note 1,214 in connection with untimely submission of misleading documents.

In accordance with Resolution No. 0047, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 200, for breaking regulations of instructions in Notes 1,216 and 1,285 with respect to operations in foreign currency during November 2002 to March 2004.

In accordance with Resolution No. 0048, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 400, for breaking regulations of instructions in Note 1,216 due to the excess over investment limits in shares issued by foreign mutual funds.

In accordance with Resolution No. 0053, on November 7, 2005 SAFP assessed the Administrator a penalty of UF 600, for breaking regulations of instructions in Note 1,216 due to the excess over investment limits in shares issued by foreign mutual funds.

There are no penalties from other administrative authorities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

NOTE 38. DISTRIBUTION OF SHAREHOLDERS The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders

a) As of December 31, 2004
10% holding or more	75.08	2
Less than 10% holding with investment of UF 200 or more	24.31	1,372
Less than 10% holding with investment of less than UF 200	0.61	970

Total	100.00	2,344

Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

b) As of December 31, 2005 10% holding or more	75.08	2
Less than 10% holding with investment of UF 200 or more	24.31	1,372
Less than 10% holding with investment of less than UF 200	0.61	970

Total	100.00	2,344

Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

(a)   BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

NOTE 39. SIGNIFICANT EVENTS

  In the Board of Directors’ ordinary meeting No. 292, on December 21, 2004 the rental of the 9 th floor of the building at 1490 Agustinas Street, Santiago for a monthly amount of UF 93.15 was agreed upon.

  On February 15, 2005 the SAFP released Note 3,228 so that the adjustment in Note 15 g) should not be made against retained earnings at the beginning of the period, but to 2004 net income.

  On February 17, 2005 the legal advisors in charge of litigation reported on certain changes in the situation of pending suits, for this reason, the Company made provisions as of December 31, 2004.

  On March 14, 2005 the Board of Directors reported the following:

  License of trade mark “BBVA Provida AFP” at no cost. Later, it registered “BBVA Provida adelante.” BBVA intends to formalize the concession of this trademark to Provida.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

  Reimbursement Agreement with BBVA through which AFP Provida is obligated to reimburse to BBVA travel, transportation and allowances to personnel required in Chile by Provida traveling from the parent company.

  On April 19, 2005 the Board of Directors approved a Capital increase in “Servicios de Administración Previsional S.A. ” (PreviRed.com) for an amount of UF 132,502 through 66,142 shares of which Provida S.A. will subscribe and pay for 37.87% of the shares.
  In the Board of Directors’ meeting held on April 29, 2005 the following was reported:

Distribution of an interim dividend of Ch$44.011 per each share charging income for the year 2004 for an amount of MCh$14,582 (historical).

Distribution of an interim dividend in October and another definite after the Ordinary Shareholders’ Meeting corresponding to the legal of 30% as the minimum and 90% as a maximum for the year.

Proposal of seven candidates as Directors, resulting in a new Board of Directors’ election. The Board of Directors unanimously elected and designated the following Directors:

Miguel Angel Poduje Sapiain
Alberto Pulido Cruz
Gregorio Villalabeitia Galárraga
Julio Gilsanz Arrola
Juan Prado Rey-Baltar
Fernando Léniz Cerda
José María Ayala Vargas

On May 17, 2005 in the Board of Directors’ meeting; the Conduct Code was modified to facilitate the control of rules issued by it to people subject to such Code that work in AFP Provida as well as relatives so that they may use the channel designated by BBVA for access to data related to market value information.

On June 21, 2005, the SAFP issued the Note 1, 338 to modify its Note 1,235 to conform the preparation and periods for Financial Statements of AFPs with those established by the Securities Exchange and Insurance Commission of the United States in all those common documents.

On June 21, 2005 the Board of Directors agreed to the following:

  Real estate leases with BBVA Chile for 184.77 square meters in the office located at 810 Prat Avenue, Valparaiso for an equivalent amount of UF 73.83.

  Real estate leases with BBVA Chile for 45.06 square meters in the office located at 130 E. Ramirez Avenue, Valparaiso for an equivalent amount of UF 9.00.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

  Real estate leases with BBVA Chile for 197.11 square meters in the office located at 1194 Condell Avenue, Valparaiso for an equivalent amount of UF 59.13.

On July 26, 2005, the Board of Directors approved the following:

  To create a “self-service” component in its customer service through telephony, financial simulation models and a website at Provida's service centers.

  A Commercial Voluntary Pension Saving Plan (APV) for 2005 to recover market share through capture and maintenance of customers.

  To increase the annual commission of 0.49% to 0.56% in the administration of APV accounts since that charge is included in the commercial APV Plan.

  Application of a policy to prevent money laundering and terrorism financing by Societies of the BBVA Group in which Provida AFP is included.

  On August 30, 2005 the Internal Revenue Service assessed MCh$4,800 in relation to higher tax basis over book basis in the merger and acquisition with/of the former AFP Protección S.A. The Company presented its appeal which is being analyzed and is pending resolution.

  On September 27, 2005 the Board of Directors approved the distribution of a temporary dividend of Ch$29.68 per share charged to net income in accordance with dividend policy, (as a part of the total dividend equivalent to 90% of 2005 net income), whose payment will be made starting October 21, 2005 to shareholders registered as of October 15, 2005. This was announced in “El Mercurio” newspaper on October 7, 2005.

On September 27, 2005, the Board of Directors approved the following:

  Real estate leases with BBVA Chile for 42.28 square meters in the office located at 1389 Padre Hurtado Avenue, Santiago for an equivalent amount of UF 19.80.

  Real estate leases with BBVA Chile for 32.20 square meters in the office located at 2815 Apoquindo Avenue, Santiago for an equivalent amount of UF 26.73.

  Real estate leases with BBVA Chile for 22.80 square meters in the office located at 2880 Isidora Goyenechea Avenue, Santiago for an equivalent amount of UF 12.31.

  Real estate leases with BBVA Chile for 156.05 square meters in the office located at 3640 Apoquindo Avenue, Santiago for an equivalent amount of UF 156.05

  Real estate leases with BBVA Chile for 60.71 square meters in the office located at 735 San Antonio Avenue, Santiago for an equivalent amount of UF 24.28.

On October 21, 2005 the 8th court confiscated MCh$1,100 from a Company current account.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

On November 22, 2005 the Board of Directors approved the following operations:

  Consummation of an agreement with BBVA Pensiones Chile S.A. for the process of implementation of the Unified Technological Platform (PU) in BBVA Provida for a total amount of M€ 7,259

  Maintenance of the Unified Technological Platform (PU) in Provida by the Maintenance Center of BBVA Pensiones Chile S.A with a cost of ThUS$729 for 2005 and ThUS$3,467 for 2006 plus taxes. The maintenance service will be for an indefinite period of time and its cost would be checked annually in view of Provida’s usage.

  Subscription of an agreement to process data of the Administrator and the pension funds with BBVA Bancomer and the Financial Group BBVA Bancomer in Mexico for a cost of ThUS$1,508 for 2005 and ThUS$2,584 for 2006 plus taxes. The service rendering will be indefinite and its cost would be annually checked in view of information processed.

On April 29, 2005, the Shareholders meeting agreed to:

  To distribute a definitive dividend equivalent to 100% of the net income of 2004, for ThUS$11,738 corresponding to MCh$6,543.

  To distribute an interim dividend in October and another after the Ordinary Shareholders’ Meeting corresponding to the legal of 30% as a minimum and 100% as a maximum of the net income in the period.

  The resignation of Director Mr. José Fonollosa García was accepted. The Board of Directors was elected as follows:

Agustin Vidal-Aragon de Olives
Vitalino Nafría Aznar
Miguel Angel Poduje Sapiain
Gustavo Alcalde Lemarie
Ramon Monell Valls
Jorge Matuk Chijner

  To designate Deloitte as external auditors for 2005.

  On August 30, 2005 the Board of Directors reported that AFP Genesis approved a capital reduction of ThUS$2,226 which implied a return of ThUS$2,016 to shareholders which amount was 99.999% remitted to Provida Internacional.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

NOTE 40. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which differ in certain significant aspects from generally accepted accounting principles in the United States of America (U.S. GAAP). Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified in paragraph (m) and described below in the paragraphs preceding paragraph (m).

This presentation is in accordance with item 18 of 20-F Form according to instructions of the Securities Exchange Commission (“SEC”).

I. Differences in Measurement Methods

The financial statements have been prepared in conformity with Chilean GAAP which differs in certain respects from those that would otherwise be determined under US GAAP as follows:

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

Price level restatement is not eliminated from the reconciliations to U.S. GAAP, as allowed under item 17 of Form 20-F of the Securities and Exchange Commission’s (SEC) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin No. 64 complies with the requirements of reporting on Form 20-F (see b. below for an explanation).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

b. Translation of financial statements of investments outside of Chile:

Provida’s operations outside of Chile are not considered extensions of the parent company’s operations and are therefore remeasured into U.S. dollars under Technical Bulletin No. 64 as follows:

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

  The effects of any exchange rate fluctuations on monetary assets and liabilities, denominated in currencies other than the U.S. dollar, as compared to the U.S. dollar, are included in theresults of operations for the period.

Under Technical Bulletin No.64, the investments abroad which Provida holds would be defined as being held in unstable countries therefore requiring the use of the U.S. dollar as their functional currency.

c. Minimum dividend:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that Provida has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an adjustment to shareholders' equity has been included in the US GAAP reconciliation in paragraph (m) below, whenever, and to the extent that, interim dividends paid are not at least equal to the 30% minimum dividend. For Chilean GAAP purposes, the dividend is not recorded until declared in the shareholders’ meeting occurring in April of the following year.

d. Marketable securities:

Under Chilean GAAP, mutual funds, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments have been classified as available for sale under FAS 115 and are therefore recorded at their fair market value. Unrealized gains and losses on such investments are reflected, net of tax, as other comprehensive income as a separate component of shareholders’ equity. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2003, 2004 and 2005, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

e. Investments in related companies

Through December 31, 2003, under both Chilean and US GAAP, investments in which the investor can exercise significant influence over the investee's operating and financial policies were recorded using the equity method of accounting. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee led to a rebuttable presumption that the investor had the ability to exercise significant influence. Under US GAAP, the threshold was considered to be 20% or more.

Starting on January 1, 2004, with the mandatory adoption of Technical Bulletin N°72, investments of 20% to 50% were presumed to represent investees over which the Company had significant influence. Any equity-method investee between 10% and 20% participation adopted as its cost basis its recorded value at December 31, 2003.

f. Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over a maximum 20 years or the period of the estimated return on investments, whichever is less.

Under US GAAP, effective January 1, 2002, Provida adopted SFAS NO.142, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. No losses for impairment have been recorded as the result of the annual impairment tests required under SFAS 142.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

In August of 2003, the Company exchanged its 20% interest in AFPC Porvenir Colombia for a 99.99984% share in AFP Porvenir S.A. in the Dominican Republic and proceeds of MCh$7,973.

The gain on the sale of AFP Porvenir Colombia for U.S. GAAP purposes differed from that recorded under Chile GAAP for the basis difference in goodwill. The transaction was recorded using fair value purchase accounting under U.S. GAAP and Chile GAAP.

The acquisition of the participation in AFP Porvenir S.A. in the Dominican Republic, for Chilean GAAP purposes, generated goodwill representing the difference between the carrying values of the assets acquired and the liabilities assumed and the purchase price (ThCh$7,191). This goodwill (as adjusted for the subsequent merger and explained below) is being amortized over 20 years, the expected period of the return on the investments.

For U.S. GAAP purposes, the purchase of AFP Porvenir S.A. in the Dominican Republic resulted in the recording of an intangible asset of customer list. The useful life of the customer list was determined to be twenty-six years.

On September 8, 2004, the Company received approval for a merger between AFP Porvenir S.A. and BBVA Crecer AFP, both in the Dominican Republic, a transaction consummated in October 2004. The transaction required pooling of interest treatment for both Chilean GAAP and U.S. GAAP (specifically, for U.S. GAAP purposes under Accounting Interpretation No. 39). To effect the merger, the BBVA Group (Provida's Parent) exchanged 35% of its interest in AFP BBVA Crecer for 35% of Provida's participación in AFP Porvenir S.A. The merged entity therefore was held 35% by the BBVA Group, 35% by the Company, and 30% by a minority shareholder.

On September 23, 2004, the Board of Directors of Provida International S.A. agreed to the sale of 100% of its equity interest in AFP Crecer in El Salvador. The sale was carried out on October 12, 2004. The Administrator recorded a gain on this sale of approximately US$3.0 million for Chilean GAAP purposes.

For US GAAP purposes, the gain on sale was recorded in a different amount due to the basis differences in goodwill on the sale date as reflected in the reconciliation in paragraph (m).

h. Derivatives:

SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

SFAS No. 133 allows special hedge accounting for “fair value” and “cash flow” hedges, as defined. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statement. For US GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contracts in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. Under US GAAP, the Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur. The only embedded derivative instrument requiring bifurcation related to the financial guarantee (Mandatory investments) that becomes payable if the rate of return falls below certain legal requirements.

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph (m) below.

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting, mark to market adjustments are flowed through the income statement. No such contracts were in place as of December 31, 2004 and 2005. The adjustments for the year ended December 31, 2003 to net income and shareholders’ equity are reflect in paragraph (m).

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

Notes to the Consolidated Finacial Statements

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

Under U.S. GAAP, the purchase price is allocated to the fair value of assets and liabilities acquired. In connection with these Chilean acquisitions, the Company recorded intangible assets, for acquired customer lists at an amount equal to the goodwill recorded for Chilean GAAP purpose. The weighted average life of the customer lists is slightly longer than 20 year amortization period of goodwill recorded for Chilean GAAP purposes. However, for the years ended December 31, 2005, 2004 and 2003 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

k. Mandatory investments

The 1% investment is accounted for as described in Note 6 for Chilean GAAP purposes. For US GAAP purposes, due to the highly liquid nature of the investment and the Company’s intentions, the mandatory investment would be classified as “trading securities”

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

     Notes to the Consolidated Finacial Statements

under SFAS 115 with changes in fair value recorded in the income statement. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the US GAAP reconciliation in Note 40(m).

l. Financial guarantee:

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A. Under Financial Accounting Interpretation 45 and Financial Accounting Standards Board Concept No. 7, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 34.

m. Effect of conforming to US GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States of America are as follows:

		2003	2004	2005	2005
		MCh$	MCh$	MCh$	ThUS$

Net income Chilean GAAP		33,986	28,227	34,813	67,928
Derivatives	(h)	(1,406)	(798)	–	–
Deferred income taxes	(i)	(698)	2	24	47
Sale of AFP Porvenir Colombia	(g)	(119)	–	–	–
Sale of AFP El Salvador	(g)	–	(79)	–	–
Reversal of amortization of goodwill	(f)	995	1,061	852	1,662
Disability Insurance expense	(01)	5,759	8,390	(81)	(158)
Effects of deferred income taxes of generated by U.S. GAAP adjustments	(02)	(950)	(1,427)	-	-
Net income in accordance with US GAAP		37,567	35,376	36,085	70,410
Other comprehensive (loss) income:
Cumulative translation adjustments determined under Chilean GAAP		(6,974)	(3,275)	(3,431)	(6,695)

Comprehensive income in accordance with US GAAP		30,593	32,101	32,654	63,715

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

The adjustments required to conform shareholder’s equity amounts with accounting principles generally accepted in the United States are as follows:

		2004	2005	2005
		MCh$	MCh$	ThUS$

Net Equity in accordance with Chilean GAAP		179,339	185,634	362,213
Minimum Dividend (30% of net income less interim dividends paid)	(c)	–	(492)	(960)
Gain on sale of Afore Profuturo, net	(g)	20,092	20,092	39,204
Gain on sale of Porvenir Colombia	(g)	(119)	(119)	(232)
Gain on Sale of Crecer El Salvador	(g)	(79)	(79)	(154)
Deferred income taxes	(i)	(15,524)	(15,500)	(30,245)
Disability Insurance expense	(02)	–	396	773
Reversal of amortization of goodwill	(f)	3,107	3,959	7,725

Net Equity in accordance with US GAAP		186,816	193,819	378,324

The following summarizes the changes in shareholder’s equity under US GAAP during the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$

Balance at January 1st	179,725	182,058	186,816	364,519
Dividends paid	(27,266)	(29,122)	(25,087)	(48,949)
Accrual for mandatory dividends, previous year	784	1,779	–	–
Accrual for mandatory dividends, closing date	(1,778	–	(492)	(960)
Net income in accordance with US GAAP	37,567	35,376	36,085	70,410
Other comprehensive loss	(6,974)	(3,275)	(3,431)	(6,695)

Balance at December 31,	182,058	186,816	193,891	378,324

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

n. Reclassification for US GAAP purposes – Balance sheet

As of December 31, 2003, 2004 and 2005 the goodwill generated on the acquisition of AFP Protección and other companies (Note 13) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders’ equity under U.S. GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Goodwill:
AFP Protección	55,622	51,974	48,373
AFP Unión	8,076	7,518	6,970
AFP El Libertador	940	858	778
AFP Crecer (Domincan Republic)	–	5,301	4,467

Customer list	64,638	65,651	60,588

Amortization expense for the years ended December 31, 2003, 2004 and 2005 was MCh$4,229. Estimated amortization expenses for customer list for the next five years are estimated as follows:

MCh$

2006	4,229
2007	4,229
2008	4,229
2009	4,229
2010	4,229

Total	21,145

o. Life and Disability Insurance

(1)	The Company recorded an adjustment to its current year income under Chile GAAP for the adoption of a new methodology for calculating its life and disability insurance expense. This adjustment was mandated by the SAFP (and therefore Chile GAAP) to be recorded against current year income even though prior year effects were included in the adjustment.

For US GAAP purposes, the effects related to the prior years was posted to the year to which they pertain as this information was available to the Company and not utilized in those years.

(2)	Under Chile GAAP, should the discount rate applied to the insurance disability provision be higher than that supplied by the insurance company, the discount rate supplied by the insurance company is to be used in the provision calculation.

Under US GAAP, specifically FAS 60, the market forward rate projected for the period prior to the life and disability insurance payment would be used.

In 2005, the discount rates differed between U.S. GAAP and Chile GAAP. The adjustment is posted to the reconciliations to net income and shareholders’ equity in U.S. GAAP at (m).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

II. Additional disclosure requirements

a. Earnings per Share and per ADS:

The following discloses earnings per share as required under US GAAP:

	Year ended December 31,
	2003	2004	2005	2005

Earning per share:
Basic and diluted earnings per share under US GAAP	Ch$113	Ch$109	Ch$107	US$0.21
Weighted average number of shares of common stock outstanding (in thousands of shares)	331,317	331,317	331,317	331,317

The basic and diluted earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

b. Income statement – U.S. GAAP:

	2003	2004	2005
	MCh$	MCh$	MCh$

Operating revenues:
Fee income	106,451	111,820	123,559
Gain on mandatory investments	10,413	11,084	9,755
Other operating revenues	2,553	2,850	5,734
Other operating revenues (related companies)	782	483	570

Total operating revenues	120,199	126,237	139,618

Cost of services provided:
Operating expenses	(61,860)	(31,643)	(43,942)
Operating expenses (related companies)	(9,588)	(42,311)	(35,704)
Amortization of customer list	(4,307)	(4,234)	(4,162)
Other	(337)	-	-

Gross margin	44,107	48,049	55,810
Administrative expenses	(9,776)	(10,287)	(9,023)
Administrative expenses (related companies)	(391)	(1,740)	(4,000)
Selling and marketing expenses	(761)	(616)	(816)

Income from operations	33,179	35,406	41,971

Other revenues (expenses)
Interest expense	(1,090)	(1,510)	(917)
Interest expense (related companies)	(354)	(451)	(615)
Investment income	58	38	39
Other income, net	-	433	-
Other expenses, net	(1,250)	-	(1,483)
Other income, net (related companies)	645	1,364	1,761
Gain on sale of AFPC Porvenir Colombia	8,998	-	-
Gain on sale of AFP Crecer El Salvador	-	2,344	-
Gain on sale of 30% AFP Porvenir Rep. Dominicana	-	526	-
Price level restatement	(826)	(1,253)	(1,916)
Foreign exchange gain	1,054	1,593	609

Income before provision for income taxes	40,414	38,490	39,449

Income taxes	(10,284)	(8,413)	8,759
Net income	30,130	30,077	30,690

Equity method investee income	7,437	5,299	5,395

Net income	37,567	35,376	36,085

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

c. Cash Flow Information

Certain reclassifications would be made to the line items of the Chilean GAAP cash flow statement, to show the presentation as would be required under a US GAAP format. The reclassifications are reclassification of dividend income from financing activities in Chile GAAP to operating activities in US GAAP (the column labeled “US GAAP” presents amounts using US GAAP definitions of financing, operations and investing activities (although the amounts displayed have been determined in accordance with Chilean GAAP):

	Chile GAAP	(1) As explained above	US GAAP

	MCh$	MCh$	MCh$
Cash (used in) provided by operating activities
2003	36,101	13,197	49,298
2004	28,070	9,764	33,584
2005	40,901	4,040	44,941
Cash (used in) provided by investing activities
2003	10,729		10,729
2004	5,844		5,844
2005	(1,355)		(1,355)
Cash (used in) provided by financing activities
2003	(46,392)	(13,197)	(59,589)
2004	(31,761)	(9,764)	(41,525)
2005	(39,352)	(4,040)	(43,392)
Cash equivalents at end of period
2003	1,344		1,344
2004	3,589		3,589
2005	3,870		3,870

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Finacial Statements

Cash and cash equivalents as of December 31, 2003, 2004, and 2005 consist of the following under US GAAP and Chile GAAP:

	2003	2004	2005
	MCh$	MCh$	MCh$

Cash	1,020	1,859	3,403
Time Deposits	324	557	466
Money market funds	-	1,173	-

Total	1,344	3,589	3,869

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005 for which it is practicable to estimate that value:

  Cash

  The fair value of the Company’s cash is equal to its carrying value.

  Time deposits

  The fair value of time deposits approximates carrying value due to the relatively short-term   nature.

  Marketable securities

  The fair value of marketable securities is based on quoted marked prices of the common   stock held, and equals carrying value.

  Accounts receivable and receivables due from related companies - short-term portion

  Due to the short-term nature of the accounts receivable and receivables due from related companies, their fair value approximates the carrying value. The “accounts receivables” line consists of receivable from Pension fund, receivable from insurance companies, receivables from state miscellaneous receivables, accounts and fees receivable on the Chilean GAAP balance sheet.

  Receivables due from related companies - long-term portion

  The “accounts receivables” lines consist of receivables from insurance companies and miscellaneous receivables. The differences between carrying value and market value are insignificant.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

     Notes to the Consolidated Finacial Statements

  Derivatives (including Mandatory Investments)

  Estimates of fair values of derivative instruments for which no quoted prices or secondary   market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used. No cost method investments under U.S. GAAP have been included as their fair values are not determinable.

  Accounts payable and other and Notes and accounts due to related companies

  The fair value of accounts payable and other approximates carrying value due to their relatively short-term nature.

  Obligations with banks and financial institutions

  The fair value of obligations with banks and financial institutions approximates carrying value due to the relatively short-term nature.

  Provision for unfavorable adjustments – long-term

  Provision for unfavorable adjustments long-term are calculated by the predictive model. Their fair value approximates the carrying value as an appropriate discount rate has been applied.

  Other long-term liabilities

  The fair value of long term liabilities was based on rates currently available to the Company for obligations with similar terms and remaining maturities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,
	2004		2005
	Carrying	Fair value	Carrying	Fair value
	Amount		Amount
	MCh$	MCh$	MCh$	MCh$

Cash	1,859	1,859	3,403	3,403
Time deposits	557	557	466	466
Marketable securities	1,268	1,268	97	97
Accounts receivable	9,526	9,526	11,243	11,243
Receivables due from related companies –s/t	1,256	1,256	1,168	1,168
Notes and receivables due from related companies-
long-term portion	312	312	231	231
Mandatory investment	109,130	109,130	117,708	117,708
Obligations with banks and financial institutions	20,417	20,417	22,749	22,749
Provisions for unfavorable adjustments - long-term	1,958	1,958	-	-
Accounts payable and other
notes and accounts due to related companies	6,005	6,005	5,850	5,850
Other long-term liabilities	932	932	1,190	1,190

d. Income taxes

The provision for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2003	2004	2005
	MCh$	MCh$	MCh$

Current tax expense under Chilean GAAP	7,368	6,579	7,419
Deferred income taxes as determined
under Chilean GAAP	1,268	409	1,283

Total income tax provision under Chilean GAAP	8,636	6,988	8,702
Deferred tax effect-US GAAP adjustments	950	1,427	(81)
Deferred tax effect applying SFAS N°109	698	(2)	(24)

Charge for the period under US GAAP	10,284	8,413	8,759

The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

Deferred income taxes consist of the following as of December 31, 2004 and 2005:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Short-term		Long-term
	2004	2005	2004	2005
	MCh$	MCh$	MCh$	MCh$

Deferred income tax assets:
Accrued life and disability insurance	333	-	-	-
Accrued vacation	230	219	-	-
Leasing obligations, net	15	17	71	63
Provision	-		62	112
Other deferred income taxes	20	22	-	-

Total deferred income tax assets	598	258	133	175

Deferred income tax liabilities:
Leased assets, net	3	3	70	65
Severance indemnities	69	71	69	-
Gains on mandatory investment	-	-	7,190	8,393
Customer list	720	756	9,539	8,821
Other deferred income taxes	35	-	1,436	1,482

Total deferred income tax liabilities	827	830	18,305	18,761

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with US GAAP, as a result of the following differences:

	2003	2004	2005
	MCh$	MCh$	MCh$

Pretax income in accordance with US GAAP	40,414	38,490	39,449
Statutory tax rate	20.96%(1)	20%(2)	20%(2)

Statutory tax rate applied to pretax income	8,471	7,698	7,890
Permanent differences and others (3)	1,907	1,000	1,155
Price - level adjustments	(94)	(285)	(286)

Income tax expense	10,284	8,413	8,759

(1)	The statutory rate in the year ended December 31, 2003 does not equal 16.5% because of the sale of the 20% participation of AFP Porvenir Colombia S.A. which was subject to a special tax rate of 35%.

(2)	Reflects the weighted average tax rate for all consolidated entities in the Group, abroad or in Chile.

(3)	The other category includes adjustments to income tax expense to reconcile to the filed tax return. The principal permanent differences relate to equity method investee income.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Advertising expenses

Advertising expenses are as follows:

	For the year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$

Total	172	161	127

f. Goodwill

For U.S. GAAP purposes, the following are carried as goodwill.

	2003	2004	2005
	MCh$	MCh$	MCh$

AFP Afore Bancomer (Mexico)(1)	36,398	36,398	36,398
AFP Crecer (Salvador) (2)	685	-	-
AFP Génesis (Ecuador)	511	511	511
AFP Horizonte (Perú)	471	471	471
AFP Porvenir (Dominican Republic)	9,422	-	-

Total	47,487	37,380	37,380

(1)	For U.S. GAAP purposes and Chilean GAAP purposes, AFP Afore Bancomer (Mexico), AFP Porvenir (Dominican Republic) and AFP Horizonde (Perú) are carried as equity-method investees as the BBVA Group in Spain, Provida’s ultimate parent company, also has an investment in these entities.

(2)	During the year ended on December 31, 2004, the Company sold its equity-method investment in AFP Crecer, El Salvador. The gain on sale included the balance sheet write-off of goodwill of Ch$662 (historical).

For the years ended December 31, 2003, 2004 and 2005 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment has been required to be recorded on the goodwill associated with these equity-method investees.

g. Guarantees

The Company has not recorded an obligation for its guarantee to its equity method investee, Administradora de Fondos de Cesantía de Chile S.A., due to the insignificance of the amount (See Note 34a. for related disclosure).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company guarantees certain monthly payments prior to 1988 to certain disabled persons in accordance with local regulatory requirements. Should the life and disability insurance company currently responsible for these payments be unable to make them, Provida would be responsible for making such payments. The Company has not been required to make any payments under the guarantee and does not expect to make any future payment.

As the guarantee was in force prior to December 31, 2002 and no modifications to the guarantee have been made, no liability related to the guarantee has been recorded. Provida has no recourse to third party reimbursement should the guarantee become effective. The maximum potential payment is disclosed in Note (34b).

h. Balance sheet reclassifications

Computer software classified as an intangible asset under Chile GAAP would be reclassified to Other Assets under US GAAP in the amount of ThCh$4,418 less accumulated amortization of ThCh$884.

Because of presentation differences in certain years between Chile GAAP and US GAAP related to our insurance disability obligation, below are presented the liability amounts as they would appear in a US GAAP balance sheet:

	2003	2004
	MCh$	MCh$

Insurance disability provision – Short – term	1,810	15,416
Insurance disability provision- Long-term	-	1,232

2005 presentation is the same under Chilean and US GAAP.

i. Segments

The Company only has one segment. Enterprise - wide disclosures under FAS 131 are not material.

j. Consolidation

The adoption of FIN 46R did not have any effect on our financial position, income statement, or cash flows.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

III. Recent Accounting Pronouncements

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretation is SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No.123 (revised 2004), “Share-Based Payment“ (Statements 123 R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. SFAS N°123 R and SAB 107 is effective for the Company as of January 1, 2006. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

The Financial Accounting Standards Standards Board (FASB) has issued Statement N°154, Accounting Changes and Error Correction, a replacement of APB Opinion N°20 and FASB Statement N°3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

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

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument – an amendment of FASB Statements N°133 and 140”. This new statement:

a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e) amends SFAS 140, “Accounting for Transfers and Servicing of Financial Asset and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

NOTE 41. CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. meets the requirements of SEC Rule 4-08 (g) for condensed financial information as presented below.

CONDENSED FINANCIAL INFORMATION

     Administradora de Fondos para el Retiro Bancomer S.A. de C.V. (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	As of December 31,
	2004	2005
Condensed balance sheet:	MCh$	MCh$

Current assets	50,011	39,349
Fixed assets	635	735
Noncurrent assets	81,946	108,184

Total assets	132,592	148,268

Current liabilities	33,468	36,413
Equity	99,124	111,855

Total liabilities and equity	132,592	148,268

	As of December 31,
	2004	2005
Condensed balance sheet:	MCh$	MCh$

Net sales	125,958	131,895

Net income	55,741	60,832