Form 20-F
period 2006-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2007-07-02
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.

Commission file number: 001-13406

Administradora de Fondos de Pensiones Provida S.A.
(Exact name of Registrant as specified in its charter)

Provida Pension Fund Administrator Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Pedro de Valdivia 100, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, without nominal (par) value	New York Stock Exchange*
American Depositary Shares (ADS) each representing fifteen shares of Common Stock, without nominal (par) value	New York Stock Exchange
___________
* Not for trading, but only in connection with the registration of ADS, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the
close of the period covered by the annual report.                                                Common Stock, without nominal (par) value — 331,316,623 Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.	☐Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes ☒ No

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	66

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to million Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. At December 31, 2006, one UF was equivalent to Ch$18,336.38. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2006, which was Ch$532.39 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2006, by adjusting year by year inflation.

The terms “AFP Provida”, “Provida” and “the Company”, unless the context otherwise indicates, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” and “SAFP” means the Superintendency of Pension Fund Administrators, the principal regulator of Chile’s pension system.

In this annual report and related to Provida’s business, the term “affiliate” means a client that has made contributions at least once to his individual capitalization account, while “cotizante” or “contributor” means an affiliate periodically making pension contributions. The term “individual capitalization account” (ICA) means for each affiliate the account where he or she maintains his mandatory savings invested in shares of the selected pension fund until the age of retirement.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Form 20-F and include statements regarding intent, belief or current expectations of our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and (iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as “anticipate”, “believe”, “expect”, “intend”, “risk”, “could”, “may”, “seeks”, and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Form 20-F, including, without limitation, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk”.

Some factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Form 20-F include, but are not limited to: general economic conditions in Chile and Latin America and the other countries in which we have significant business activities or investments, including the United States; the monetary and interest rate policies of the Central Bank; unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; changes in Chilean and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits; and our success in managing the risks involved in the foregoing.

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

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

A.   Selected financial data

The following table presents selected financial data and operating information for Provida as of the dates and for each of the periods indicated. The 2002, 2003, 2004, 2005 and 2006 financial information is derived from our audited financial statements as of December 31, 2002, 2003, 2004, 2005 and 2006 included herein.

The audited consolidated financial statements have been prepared in accordance with Chilean GAAP (General Accepted Accounting Principles), which differs in certain significant aspects to US GAAP. Note 40 to the audited consolidated financial statements provides a description of the main differences between Chilean GAAP and US GAAP and a reconciliation of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2005 and 2006 between Chilean GAAP and US GAAP.

Pursuant to Chilean GAAP, the financial data in the following table for all periods are restated in constant Chilean pesos as of December 31, 2006. See Note 2 letter C to the Audited Consolidated Financial Statements.

	As of and for the Twelve Months ended December 31,
	2002 (6)	2003 (6)	2004 (6)	2005	2006	2006
	(In millions of Ch$ and thousands of US$) (1)(2)
INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Chilean GAAP:
Operating revenues	115,773	124,376	130,108	142,550	166,133	312,050
Operating cost and expenses	(76,980)	(91,638)	(96,983)	(95,936)	(108,324)	(203,466)
Income from operations	38,793	32,738	33,125	46,614	57,809	108,584
Non-operating income (expenses) – net	2,077	10,779	2,830	(2,185)	(3,830)	(7,194)
Income taxes	(3,795)	(8,817)	(7,135)	(8,885)	(9,862)	(18,524)
Net income	37,075	34,700	28,820	35,544	44,117	82,866
Earning per share and per ADS (3) (4)
Income from operations per share	117	99	100	141	174	0.33
Net income per share	112	105	87	107	133	0.25
Dividends per share and per ADS (4) (5)	90	84	78	97	67	0.13
Dividends per share and per ADS (in US$) (4) (5)	0.12	0.12	0.12	0.18	0.13	-
US GAAP:
Operating revenues	112,101	122,723	128,888	142,550	166,133	312,051
Operating cost and expenses	(81,554)	(88,846)	(92,740)	(99,698)	(112,537)	(211,380)
Income from operations	30,547	33,877	36,148	42,852	53,596	100,671
Non-operating expenses – net	7,714	14,981	8,561	2,934	1,422	2,671
Income taxes	(3,837)	(10,501)	(8,590)	(8,943)	(10,535)	(19,788)
Net income	34,424	38,357	36,119	36,843	44,483	83,554
Earning per share and per ADS (3) (4)	104	116	109	111	134	0.25

Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317

	As of and for the Twelve Months ended December 31,
	2002 (6)	2003 (6)	2004	2005	2006	2006
	(In millions of Ch$ and thousands of US$) (1)(2)
BALANCE SHEET DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Chilean GAAP:
Current assets	10,628	16,442	16,355	16,987	16,809	31,573
Mandatory investment	86,940	100,020	111,422	120,180	144,451	271,326
Property, plant and equipment	25,891	27,992	27,352	26,264	25,690	48,253
Total assets	237,929	250,903	248,775	253,830	273,468	513,660
Total shareholders’ equity	187,623	187,363	183,105	189,532	206,093	387,109
US GAAP:
Current assets	10,628	16,442	16,760	16,987	16,809	31,573
Mandatory Investment	86,940	100,020	111,422	120,180	144,451	271,326
Property, plant and equipment	25,891	27,992	27,352	26,264	25,690	48,253
Total assets	215,712	253,044	252,034	257,872	277,907	521,999
Total shareholders’ equity	189,507	185,881	190,739	197,962	208,403	391,448

(1)	Except per share and per ADS data.
(2)	Amounts stated in U.S. dollars as of December 31, 2006 or for the twelve months ended December 31, 2006 have been translated at the observed Exchange Rate of Ch$532.39 per US$1.00.
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during the year.
(4)	Calculated on the basis of one share per ADS, figures expressed in Chilean pesos and also in U.S. dollars for year 2006.
(5)
Dividends per share and per ADS in Chilean pesos represent actual dividends paid adjusted for inflation to December 31, 2006. Dividends per share and per ADS in U.S. dollars have been calculated based on the Chilean pesos paid and the Observed Exchange Rate as of each date of payment.

(6)
 On January 25, 2005, the Superintendency of Pension Fund Administrators through its Note N° 1,886 stated that the financial revenues from the life and disability insurance contract in the period should be classified as other operating revenues and were appropriately reclassified for the years ended December 31, 2002, 2003 and 2004.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate between the Chilean peso and the U.S. dollar. Such rates are provided only for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of the audited consolidated financial statements included in this annual report. No representation is made that the Chilean peso could have been, or could be, converted into U.S. dollars at the rates indicated below or at any other rate.

Yearly amounts	Chilean pesos per US$1.00 Average rate
2002	688.94
2003	691.54
2004	609.55
2005	559.86
2006	530.26

Nominal Rate of Exchange (Chilean pesos per U.S. dollar)
Months	Monthly Average	High	Low
December 2006	527.58	534.43	524.78
January 2007	540.51	545.18	532.39
February 2007	542.27	548.67	535.29
March 2007	538.49	541.95	535.36
April 2007	532.30	539.69	527.08
May 2007	522.02	527.52	517.64
Source: Central Bank.

B.   Capitalization and indebtedness

Not applicable.

C.   Reasons for the offer and use of proceeds

Not applicable.

D.   Risk factors

In addition to the information contained in this annual report, prospective investors should carefully consider the risks described below and the other information contained in this annual report. Provida’s business, financial condition or results of operations could be materially and adversely affected by any of these risks.

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s operating revenues stems from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 80.8% of the total operating revenues for the year ended on December 31, 2006. As a consequence, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

In fact, macroeconomic conditions have repercussions on the financial capacity of employers and/or entrepreneurs, which might produce a drop in the number of employee-contributors or a lack of capacity for creating new jobs as well as increasing the income of workers. Therefore, both variables –number of employee-contributors and average salaries, determine the salary base of the contributors and affect the Company’s results. An increase in the unemployment rate negatively affects Provida’s results and, depending on its magnitude, the impact could be significant.

Additionally, Provida’s financial condition and operations results could also be adversely affected by changes in economic policies by the Chilean Government, political or economic developments in Chile or those affecting Chile. Changes in development of the Chilean economy could adversely affect Provida’s ability to develop its business strategy.

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension Funds such as those managed by Provida are global investors and are therefore, affected by both the economies of neighboring countries as well as worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets. Foreign investments represented 31.5% of the total of Provida’s assets under management for the year ended on December 31, 2006. The worldwide economy could affect Provida’s returns obtained on mandatory investment and therefore its net income.

Provida’s returns in foreign companies’ investments could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where they are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador, Mexico and the Dominican Republic, whose results represented 13.1% of Provida’s net income for the year ended on December 31, 2006. These foreign administrators are highly regulated, which generates certain stability. However, Provida can not ensure that legal modifications in those countries where these subsidiaries are located could not affect its results. Further, given the high correlation between the results of the pension business and the economic conditions in the countries where the Company operates, a change in the economic situation of those countries could affect Provida’s results.

Likewise, in accordance with the accounting policies, particularly Technical Bulletin N° 64 issued by the Chilean Institute of Accountants, devaluation of domestic currencies against the U.S. dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the income from foreign related companies recognized by Provida and therefore their respective returns.

Provida has limitations on significantly increasing its market position

According to public statistics released by the Superintendency of AFPs, Provida has maintained a leading position in the private pension system since its inception, which has currently led to market share around 40% in terms of clients and over 30% in terms of assets under management and the associated salary base. Given its market position and its relative size, it is highly probable that competitors will take steps towards attracting participants from Provida persuading them to transfer their funds and make contributions to other Pension Fund Administrators (“AFPs”), limiting Provida from significantly increasing its market share. A decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Provida is limited in its ability to improve the performance of its assets under management

Associated with the leading position described above, Provida’s assets under management are very large with respect to the local capital market, totaling MCh$14,629,244 (US$27.5 billion) as of December 2006. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its affiliates. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Additionally, if pension fund returns managed by Provida do not achieve the legal minimum return established by law, due to any instability or uncertainty as was described above, the Company could loose part of its mandatory reserve aimed at covering this difference. See “Item 4. Information on Provida – B. Business overview – Principal activities - Investment services”. This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

Provida operates in a regulated market in which its flexibility to manage its business is limited

Provida’s operations are regulated by the Pension Law and, to the extent applicable, the Chilean corporation law. The Pension Law defines the line of business of pension fund administrators, so Provida is only permitted to engage in the administration of its pension funds and the rendering of related benefits. Furthermore, it is authorized to establish local related corporations that may complement its line of business or invest in pension fund administrators or entities located in other countries whose lines of business are related to pension matters.

Regarding pension fund investments, Provida must invest such assets in accordance with the types of instruments and within the ranges of assets and maximum percentages allocated per investment and fund types authorized by the Pension Law.

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum real return over investment for each of its pension funds. This minimum return is based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s real return for a certain month were lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to observe either the minimum reserve fund requirement or the minimum return requirement, it may eventually be required to be dissolved (See “Item 4. Information on Provida – B. Business overview – Principal activities - Investment services”).

Provida’s business and results of operations may be affected by changes in laws, regulation or Chilean government’s proposals

The Chilean Government is working on a reform to the private pension system, which final stage was the elaboration of a bill submitted to the Congress in December 2006. The main aspects included in the reform can be summarized in three principal principles: solidarity, coverage and density, and contributive. See “Item 4. Information on Provida – B. Business overview – New legal developments”.

In the Company’s management view, the Pension Reform intends to improve a system validated through the years. In first terms and concerning the solidarity principle, its target is to grant higher Government’s coverage to the poorest sector (subsidiary role by the Government). In terms of coverage and density principle, the integration of segments and gender’s equality imply a new business opportunity to the AFPs.

Finally, with reference to the contributing principle this could imply more attractive returns for affiliates’ savings and therefore, higher penetration in the system. Additionally in terms of higher competitiveness, management considers that given that BBVA’s support and AFP Provida’s leadership in the market, as well as, its competitive advantage in terms of efficiency, all the aforementioned scenarios will be successfully faced.

However, future changes in laws or regulations in Chile may have a negative effect on Provida’s financial results.

Life and disability insurance is the main component of operating expenses so an increase in the casualty rate of the client’s portfolio, or future changes in the market conditions or in the assumptions of our casualty model, could materially and adversely affect the Company’s results of operations

Provida by law is obligated to provide life and disability benefits to its affiliates and is required to obtain insurance to support this obligation. The insurance policy covers Provida’s life and disability payment obligations above a certain casualty rate level that is negotiated with the insurance company. Provida pays all casualties up to the maximum rate specified in the contract (1.10% under a contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for an undefined term). In addition, if the insurance company were unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, fluctuations in Provida’s estimates of what the actual casualty rate will be for any given period—which determine the expenses and provisions Provida will be required to record—significantly affect its results of operations. If the Company used different assumptions to calculate the casualty rate, its results of operations could be materially adversely affected. See “Item 4—Information on Provida—Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs”.

Provida is exposed to the credit risk of the insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

Under Provida’s 2005 and 2006 insurance policies, the insurer was required to cover all life and disability benefits in excess of 1.27% respectively, of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar events) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. The occurrence of any of the foregoing could cause Provida to bear material additional costs, which could significantly affect Provida’s results.

Item 4.  INFORMATION ON PROVIDA

A.   History and development

Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile, on April 6, 1981, under number 6,060 subsection 3,268. Provida’s by-laws specify that the Company shall have duration of one hundred years, beginning on the date on which its existence was authorized. Provida’s registered office is located at 100 Pedro de Valdivia Avenue, 16th floor, Providencia, Santiago, Chile. Provida’s telephone number at that location is (56-2) 351-1200 and its website is www.bbvaprovida.cl.

Provida is one of the oldest private pension fund administrators operating in Chile, occupying a leading position in the Chilean private pension industry since its inception. As of December 31, 2006, according to public statistics released by the Superintendency of AFPs, Provida was the largest of the six AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, affiliates’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system.

At the end of the 90s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve higher economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999. Provida has sustained an increase in its market shares through these acquisitions with growths in its market shares from 29% before the merger to 42% in terms of affiliates and from 20% to 31% in terms of assets under management.

Additionally, since 1993, Provida started to take part in the process of establishing private pension systems in other countries in Latin America, achieving at the end of the 90s equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its subsidiary Provida Internacional. In 1999, BBVA Group purchased a controlling interest in Provida and since 2001 the Company has participated with BBVA Group under a joint strategy to boost the pension holdings together in Latin America.

Subsequently, in 2001 Provida Internacional sold its 14.45% interest in the Mexican company AFORE Profuturo S.A. de C.V., a sale that allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.5.00% stake in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”). Additionally, during September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A. (“AFP Génesis”), with a leading position in the Ecuadorian fund management industry, through the purchase of 75.00% of the company that was owned by Filanbanco. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

In 2003, Provida sold its 20.00% equity interest in AFPC Porvenir S.A. in Colombia to the Sarmiento Group controlling shareholder of such administrator. This decision was based on the facts that the Colombian market had matured and was in a context of changes in regulations, where Provida did not have management control of the company while the BBVA Group had a controlling position in another administrator, AFPC Crecer. In conjunction with the above transaction, Provida acquired a 100% stake in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and its minority shareholders with the expectation of the future merger with BBVA Crecer, the AFP of the BBVA Group in that country.

In May 2004, Provida sold a 30.00% stake in AFP Porvenir in the Dominican Republic to the local investor Progreso Group retaining a 70.00% stake to carry out the merger process between AFP Porvenir with BBVA Crecer, where BBVA Group held 70.00% stake of such AFP. Consequently, Provida and BBVA Group held a 35.00% stake each in AFP Porvenir and the remaining 30.00% was held by the Dominican financial Group Progreso.

Also in October 2004, Provida Internacional sold its 19.00% equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, a transaction that was triggered by a mature market with moderate growth perspectives.

Finally, on March 2, 2007, Provida Internacional sold the equivalent of 10.00% of the share capital of BBVA Crecer AFP to one of the companies of the Vicini Group in that country, currently maintaining a 25% interest in the share capital of the aforementioned AFP.

Regarding local investments, Provida became a shareholder of Investment DCV since 1993, a company which main purpose is to invest in entities engaged in public offering securities where Provida currently participates with a 23.14%. Since 2000, Provida is a shareholder in PreviRed.com, a company furnishing electronic collection services for pension contributions, currently holding a 37.87% equity interest. Finally, in 2002 a consortium composed of all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), where Provida is holding 37.80% equity interest now.

During 2005 and 2006, there were no significant events regarding Provida’s investments, either local or foreign.

Capital expenditures and divestitures

Capital expenditures for the last three years were MCh$4,767 (approximately MUS$9.0) mainly related to investments in properties and equipment. In relation to divestitures for the last three years, they totaled MCh$12,884 (approximately MUS$24.2) mainly related to the sale of equity interests in AFP Porvenir in the Dominican Republic and AFP Crecer in El Salvador.

In 2004, BBVA Provida sold its 30.00% interest held in AFP Porvenir in the Dominican Republic to Grupo Progreso S.A. and Progreso Compañía de Seguros S.A. for MCh$2,875 (MUS$5.4). Additionally, BBVA Provida sold its 19.00% stake in AFP Crecer in El Salvador to Sociedad Fondo Universal S.A. de C.V. for MCh$6,495 (MUS$12.2). Finally, the Company’s capital expenditures were related to investments in fixed assets according to the normal requirements of the business operation, and to a capital increase in the Dominican Republic.

In 2005, capital expenditures were related to capital increases in connection with local subsidiaries’ requirements- Unemployment Fund Administrator and Previred.com- and investments in fixed assets in the normal course of business. Regarding capital divestitures, these are referred to the sale of fixed assets, basically computer equipment and permanent investments recovery (capital decrease in AFP Genesis in Ecuador).

In 2006, capital expenditures were related to capital increases required to local subsidiary Unemployment Fund Administrator and investments in fixed assets in view of the normal course of business. With respect to capital divestitures, these are referred to the sale of fixed assets, basically vehicles.

In the first quarter of 2007, the capital expenditures were related to capital increases required to local subsidiary Unemployment Fund Administrator and investments in fixed assets the normal development of business. Regarding capital divestitures, they were basically related with to the sale of the 10.00% stake of MCh$1,887 (MUS$3.5) in constant pesos as of March 31, 2007 of AFP Crecer in the Dominican Republic to the Dominican financial Vicini Group.

The following table sets forth information corresponding to capital expenditures and divestitures for the twelve month-period ended on December 31, 2004, 2005, 2006 and for the three month-period ended on March 31, 2007:

	For the twelve months ended December 31			For the three months ended March 31
	(In million of constant Ch$ as of December 31, 2006)			(In million of constant Ch$ as of March 31, 2007)
	2004	2005	2006	2007
Capital Expenditures	(463)	(2,628)	(1,676)	(450)
Divestitures	11,880	993	11	1,897

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover in respect of any other companies’ shares, in either the last or current fiscal year.

B. Business overview

Principal activities

Chilean AFPs are regulated pursuant to Law Decree 3,500 and by the Superintendency of Pension Fund Administrators. In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately ThUS$170), which increases based on the number of affiliates up to UF20,000 (approximately ThUS$690) for AFPs with over 10,000 affiliates. The AFPs are required by law to be single-purpose companies and are authorized to provide the following services:

-	collection and management of contributions made by affiliates;
-	investments of affiliate’s contributions in pension funds managed by the AFP;
-	provide life and disability benefits for affiliates; and
-	provide a senior pension for affiliates.

Services of collection and management of contributions made by affiliates

The services regarding collection and management provided by AFPs are referred to mandatory contributions as well as voluntary contributions made by its affiliates.

Regarding mandatory contributions and in accordance with the Pension Law, each dependent worker and affiliate of Provida must contribute 10% of his/her taxable salary into his/her individual capitalization account. Such contributions are deducted from the affiliate’s salary and are used to purchase shares of some of the five types of funds that Provida manages. These funds are entities, legally separated from Provida who act as a pension fund manager company.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s affiliates by their employers and those contributions from Provida’s self-employed affiliates. Those monthly contributions are credited into each affiliate’s individual capitalization account. In the case of dependent workers, each employer must provide to Provida a monthly payroll listing all its employees who are affiliates of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. Each payroll, together with checks or cash for the aggregate amount, must be submitted to a Provida branch office or a designated collection agent. Checks and cash are deposited in banks and payrolls are delivered to the operation center in Santiago city for processing. Each AFP also administers a separate private indemnity account in the fund for household workers, such as housekeepers.

Provida offers to its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. Because this voluntary account is not destined to pension savings but free disposal, the affiliate may make deposits into his/her account as often as desired and is able to make withdrawals up to four times a year with no amount restriction, subject to the prior payment of the associated fee for such withdrawal. Provida maintains the account open in the pension fund’s register even it does not have any amounts deposited. In the case of withdrawals from the voluntary saving accounts the current fee charged is Ch$1,475 (approximately US$2.8) per withdrawal.

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with tax benefits associated is UF50 (approximately US$1,700). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges an equivalent to a monthly fee of 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.3) regarding fund transfer collected for other financial institutions.

Services of investment of affiliates contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board members and is administered by an Investment Committee comprised of the Chief Executive Officer, Chief Investment Officer and the Operating and Market Risk Division Manager. Also, the Executive Auditor, the General Counsel and executives from the Investment Area attend the meeting of the Investment Committee without the right to vote. The Investment Committee approves eligible companies in which the pension funds may invest and establishes investment limits in different types of securities within legally prescribed limits. Professionals of the Investment Area are in charge of implementing the investment policy.

The objective of Provida’s investment policy is to maximize profitability for its affiliates in the current regulatory framework and according to strict criteria of risk controls. In addition, since the multiple funds’ start-up, the affiliates’ profiles are also considered specially regarding the risk preference in the affiliates’ elected pension funds.

This policy seeks to add value through the strategic assignment of different kinds of assets -variable and fixed income- based on a fundamental analysis of both local and foreign markets. For this, Provida’s Investment Area has two management divisions — Variable Income and Fixed Income — and one Research Department. Both managers and the head of department include full-time research analysts with experience in areas of investing, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

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

It is important to notice that in August 2006, the Company obtained a quality certification according to the ISO 9001-2000 Norm, a process that was extended to all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the Investment Control Department, and the Treasury Department as part of the Accounting and Consolidation Division.

In February 2002, an amendment to Law Decree 3,500 introduced multiple funds’ portfolios. Starting on August 1, 2002, each AFP must hold four funds denominated Type B, Type C, Type D and Type E, and may hold an additional fund named Type A. All AFPs incorporated the five types of funds and the first contributions to these funds were made in September, 2002.

The main difference among these funds is the proportion of permitted investments in variable income securities. The fund Type A has the highest concentration in variable income, while fund Type E does not have any variable income component. The balance of mandatory contributions, indemnity accounts, deposits by agreement and voluntary savings may be invested in two different fund types at the same time. As established in law 19,010, the indemnity account must remain in the same fund where the mandatory contributions exist.

A description of the permitted investment limits in variable income instruments for each type of the funds as well the permitted the requirements to opt for them are described below:

Investment limits in variable income instruments
	Maximum	Minimum
Fund Type A	80%	40%
Fund Type B	60%	25%
Fund Type C	40%	15%
Fund Type D	20%	5%
Fund Type E	Not allowed	Not allowed

Multiple funds allowable selections
	Men up to 55 years old and women up to 50 years old	Men from 56 years old and women from 51 years old not pensioned	Pensioned affiliates
Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

According to the law, if at the ages of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

Moreover, if the affiliate does not voluntarily choose a fund, the mandatory contributions are assigned and modified by law according the affiliate’s age:

-	Men and women younger than 35 to fund Type B;
-	Men between 36 and 55 and women between 36 and 50 to fund Type C; and
-	Men older than 56 and women older than 51 to fund Type D.

For affiliates who apply to programmed withdrawal or deferred life annuities, 100% of their savings are initially allocated in fund Type D, thereafter, these affiliates may opt for any fund among the permitted alternatives.

After the multiple fund’s inception, fund Type C managed by Provida continues to have the highest proportion of assets (48.1% at the close of 2006) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
(In constant of MCh$ at December 31, 2006)
	December 2002		December 2006
	MCh$	% of the total	MCh$	% of the total
Fund Type A	98,561	1.1%	2,392,796	16.4%
Fund Type B	1,030,008	11.7%	3,248,234	22.2%
Fund Type C	6,425,098	73.2%	7,049,199	48.1%
Fund Type D	888,703	10.1%	1,712,180	11.7%
Fund Type E	346,222	3.9%	226,835	1.6%
Total	8,788,592	100.0%	14,629,244	100.0%

Source: SAFP

Under the Pension Law, each pension fund is a separate legal entity from the AFP, immune to the AFP’s financial situation. In the event of the AFP’s bankruptcy, the SAFP would assume control of the fund, allowing affiliates 90 days to transfer funds in his/her individual capitalization accounts to another AFP. At the end of this period, the fund custodian appointed by the SAFP would transfer all remaining accounts to another fund that the custodian designates.

The Pension Law establishes that each AFP must maintain a reserve denominated mandatory investment equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the SAFP, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pension Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation intends to eliminate potential conflicts of interest that could arise between investment decisions relating to a portfolio held as AFP’s reserves and those relating to the portfolio where pension funds are invested.

The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. This requirement has been stipulated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. As a consequence, for pension funds

Type C, D and E, this level is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system.

The average annual real return is calculated by the SAFP according to a weighted formula established by law that among other issues limits the maximum participation of any AFP in the calculation. If for a certain month, the pension fund’s annual real return on investment falls below the minimum return, the difference is compensated first from the pension fund’s own reserve for fluctuation on investment returns. If this procedure is not sufficient, then the remaining difference is covered by the AFP’s mandatory investment.

A pension fund’s reserve for fluctuation on returns is created if there are excess of returns on fund investments over specific levels. Excess returns on investment arise when, for pension funds Type C, D and E, this level is the higher of (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 2% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. The level for pension funds Type A and B is the higher of (a) the weighted average annual real return for the last 36 months of the same type of pension funds in the system plus 4% and (b) 50% over the weighted average annual real return for the last 36 months of the same type of pension funds in the system. Since the beginning of the operation of the pension system, only one AFP has generated sufficient excess returns to create a fluctuation reserve.

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

Services of granting life and disability benefits

As required by the Pension Law, Provida has contracted insurance to cover its obligation to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available.

If an affiliate dies or becomes disabled prior to the legal age of retirement (60 and 65 years old for women and men, respectively) and before accumulating sufficient funds in his/her individual capitalization account to finance payments to the affiliate or his/her beneficiaries regarding pension benefits required by law, the AFP has an obligation to make up the shortfall in the affiliate’s individual capitalization account. Under the law, each AFP is required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. For more information on the costs associated with this insurance, see foregoing “Primary Expenses”.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their affiliates who meet the legal age requirement: 60 years old for women and 65 years old for men.

Affiliates meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, which gradually increased in a term of 6 years, the necessary percentages required between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension. The latter intended to increase the level of pensions received and restrain the trend of retirement before reaching the legal age, present among workers in recent years, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

The period (from/until) and the required percentages are described in the following table:

Percentage over the taxable average remuneration of the last ten years
Period (from/until)%
August 19, 2004 – August 18, 2005	52%
August 19, 2005 – August 18, 2006	55%
August 19, 2006 – August 18, 2007	58%
August 19, 2007 – August 18, 2008	61%
August 19, 2008 – August 18, 2009	64%
August 19, 2009 – August 18, 2010	67%
From August 19, 2,010	70%

Percentage over the minimum pension requirement
Period (from/until)%
August 19, 2004 – August 18, 2005	110%
August 19, 2005 – August 18, 2006	130%
August 19, 2006 – August 18, 2007	140%
From August 19, 2,0007	150%

The Chilean government guarantees a minimum level of senior pensions for all AFP’s affiliates who have contributed for at least 20 years (including any year contributed under the former system) having reached the age stipulated by the law. In the event that the affiliate’s contributions into his/her individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate’s individual capitalization account until the account is depleted.

At retirement, the affiliate chooses among three options for receiving his/her pension benefits: an immediate life annuity, a deferred life annuity or a programmed withdrawal plan. In the first case, the affiliate selects a life insurance company, which shall pay the affiliate a monthly fixed rent for the rest of his/her life in exchange for transferring the total amount in his/her individual capitalization account. For the affiliates that elect this alternative, the life insurance company must offer a pension equal or superior to the minimum pension effective at retirement. In the case of deferred life annuities, the affiliate contracts a life annuity plan with the insurance company to start receiving benefits on a specific date in the future. However, the associated funds are immediately transferred to the insurance company. Thus, the excess of funds is kept in the individual capitalization account for a temporary pension that covers the period from when the individual selects this option until the annuity payment begins. In the case of programmed withdrawals, the affiliate keeps his/her funds deposited in his/her individual capitalization account in the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as the affiliates’ life expectancies. The amount of the affiliate’s monthly pension under the programmed withdrawal plan is recalculated every twelve months based on the surplus amount in the individual capitalization account of the affiliate and the variables described above. In the event that such amounts fall below the minimum pension level, the Government’s guaranty starts operating if it applies. If the affiliate chooses a programmed withdrawal plan, it is possible to switch him/her to life annuity plan. However, if an affiliate elects to transfer savings from his/her individual capitalization account to a life insurance company to receive life annuity benefits, the affiliate may no longer return to the programmed withdrawal plan.

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds managed by the AFP. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the legal minimum pension amount and 75% of the pensions over the minimum pension up to UF45 (approximately US$1,550).

Additionally, the affiliate, who has been affiliated to the pension system at least 10 years, may withdraw part of the balance of his/her individual capitalization account and freely use the surplus provided that he/she is able to obtain a pension from his/her pension funds equal or superior than 70% of his/her average taxable remuneration and equal or superior than 150% of the legal minimum prevailing pension. Such surplus corresponds to the difference between the total pension saving in the affiliates’ capitalization account and the funds required to finance the highest value resulting from the application of the aforementioned requirements (70% of average taxable remuneration and 150% of the legal minimum pension). To calculate the requirement, the lowest rate between the average rate of the life annuities informed and the rate of programmed withdrawal of the fund where the affiliate has his/her account, is used.

Primary revenues.

(i) Fee income

The most significant source of operating revenues for Provida is the monthly fee charged to affiliates in connection with deposits in his/her individual capitalization accounts. Under the Pension Law, an AFP is permitted to charge a fee for:

-	Collection and administration of mandatory contributions
-	Transfer of balances regarding mandatory saving accounts to other AFP
-	Pension payments of programmed withdrawals
-	Withdrawals of voluntary savings
-	Management and transfers of voluntary pension savings to other entities

Provida currently charges for each of the aforementioned activities, except transfers of mandatory saving accounts to other AFP. The rest of AFPs also have a fee system similar to Provida, excluding two AFPs that do not charge for withdrawals of voluntary savings.

In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. In connection with fees charged, the Pension Law establishes that each AFP must apply the same fee levels to each of its affiliates, excluding affiliates who are not entitled to receive life and disability benefits, so they are charged a lower fee regarding mandatory contributions, reflecting lower costs to Provida.

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have resulted in a limited range of fees charged by the different AFPs.

The AFPs earn fees regarding the collection of contributions to affiliates’ individual capitalization accounts and the administration of such accounts. In 2006, out of the total of Provida’s operating revenues, MCh$136,085 or 82% corresponded to fee income received for administration of accounts services and complementary services. Almost all of the fee income results from charges levied on affiliates’ monthly mandatory contributions to his/her individual capitalization account.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. Under the Pension Law, each AFP may determine whether to charge a fixed fee, which is discounted from the pension fund at the moment of making contributions, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly gross wages that is subject to 10% of the salary base up to UF60 per month (US$2,000 approximately). For instance, if an affiliate receives a monthly salary of Ch$100,000 as a dependent worker, he/she must contribute Ch$10,000 in an AFP. Under Provida’s variable fee currently in force (2.39% of taxable remuneration), the total monthly collected fee over that account would be a variable fee of Ch$2,390 (Provida does not charge a fixed fee).

Four out of six AFPs operating now in the industry charge a fixed fee in combination with a variable fee, while the remaining two AFPs, including Provida, charge only a variable fee. The requirement of a uniform fee charge to all affiliates has limited the flexibility to reward longer term or higher income contributors with lower fees than those applied to newer and/or lower funds accounts. Although changes to this rule have been proposed on several occasions, Provida cannot ensure that a change will be adopted that would allow Provida to reward longer term or higher income contributors through lower fees.

At the end of the 90’s, the Authority dictated regulations in order to rationalize commercial costs, promoting AFPs to reorient their strategies towards fee competition by reducing the fee levels. Subsequently, no significant changes have occurred in tariffs as presented in the following table:

Monthly fees for mandatory contributions
(For the years ended December 31, in nominal Ch$)
	2004		2005		2006
	Fixed	Variable	Fixed	Variable	Fixed	Variable
	Ch$	%	Ch$	%	Ch$	%
Provida	390	2.25	390	2.25	0	2.39
Industry High	790	2.55	695	2.55	690	2.55
Industry Low	0	2.09	0	2.23	0	2.23
Industry Low among AFPs charging fixed fee	390	2.09	320	2.23	320	2.23
Industry Average	543	2.35	464	2.37	358	2.42
Source: SAFP

During the first six months of 2007, no changes have been recorded in the fee structure against the information at December 2006 shown in the previous table. However, AFP Bansander officially communicated that from July 2007 will modify its fee structure decreasing its fixed fee from Ch$690 to Ch$0 and increasing its variable fee from 2.42% to 2.66%, becoming the latter percentage the maximum fee in the industry since that date. In addition, the fee averages of the industry will change to Ch$243 in fixed fee and 2.46% in variable fee from July 2007.

Pension payments of programmed withdrawals

In connection with fees of programmed withdrawals, by law, the AFPs may charge a fixed and/or variable fee over a paid pension. Currently, all the AFPs only charge a variable fee over the paid pension. Such fees are in the range of 1.00% and 1.25%.

Under this modality, the affiliate maintains his/her funds deposited in an individual capitalization account in the AFP and withdraws a monthly pension in accordance to a pre-established formula determined by law. In the event that such amounts fall below the minimum pension level, the Government’s guaranty applies depending on contribution density of affiliates. See Item 4—Information on Provida—Business overview—Principal activities—Services of granting senior pension benefits.

Withdrawals of voluntary savings

In relation to fees for withdrawals from the voluntary saving accounts, by law, the AFPs may charge a fixed fee per each transaction, where the balance transfer from the voluntary saving account to other AFP is considered as a withdrawal. Currently, four out of six AFPs charge such fee, between a range from Ch$990 to Ch$1,475 (approximately US$1.9 to US$2.8).

Administration and transfer of voluntary pension savings.

The AFPs, like other authorized institutions, also offer affiliates the option to have a voluntary pension savings account, in which they make monthly deposits previously determined to improve their future pensions. According to the law, AFPs are allowed to charge a fee over assets under management, and fees are currently in a range between 0.47% and 0.70% on annual basis. Additionally to the above, the regulation  allows to charge fees on fund transfers collected for other institutions and fees are currently in a range of Ch$1,101 and Ch$1,437 for each operation (approximately US$2.1 and US$2.7).

The fees can be changed at any time upon three months’ notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years and the current period:

Fee rates charged by Provida
	As of December 31,			As of March 31,
	2004	2005	2006	2007
Fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(*):
Fixed fee (in nominal Ch$ of each year)	390	390	0	0
Variable fee	2.25%	2.25%	2.39%	2.39%
Fee charged on payments of programmed withdrawals:
Fixed fee (in nominal Ch$ of each year)	0	0	0	0
Variable fee	1.00%	1.00%	1.00%	1.00%
Fee charged for voluntary pension savings management:
Fixed fee (in nominal Ch$ of each year)	0	0	0	0
Variable fee (annual basis over AUM)	0.49%	0.56%	0.56%	0.56%
Fee charged for voluntary pension savings transfers:
Fixed fee (in nominal Ch$ of each year)	1,250	1,250	1,250	1,250
Variable fee	0.00%	0.00%	0.00%	0.00%
Fee charged on withdrawals of voluntary saving account:
Fixed fee (in nominal Ch$ of each year)	0	0	1,475	1,475
Variable fee	0.00%	0.00%	0.00%	0.00%
Ratios of fixed and variable fees to total fee income:
Fixed fee on monthly contributions	6.2%	6.1%	2.1%	0.0%
Variable fee on monthly contributions	92.6%	92.8%	96.6%	98.3%
Variable fee on payments of programmed withdrawals	0.8%	0.8%	0.8%	0.9%
Variable fee on voluntary pension savings	0.3%	0.4%	0.4%	0.5%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%	0.0%
Fixed fee on withdrawals of voluntary saving account	-	-	0.1%	0.3%

(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly mandatory fee income of each AFP. At March 31, 2007, Provida had the largest market share of contributors among all AFPs (39.3%) and, according to the Company’s estimates, also the largest market share of monthly salary base (32.7%).

ii) Gains on mandatory investments

Gains on mandatory investment -See Item 4—Information on Provida—Business overview—Principal activities—Services of investments of affiliates’ contributions in pension funds- represented a 9%, 7% and 14% of Provida’s operating revenues in 2004, 2005 and 2006, respectively. As detailed in the following tables, such returns have evolved in accordance with performances of each of pension funds, as well as, the relative importance of each of them in the total administered.

	2004	2005	2006
	(In million of constant Ch$)
Gains on mandatory investment	11,316	9,960	22,573
Weighted average real returns of pension funds	8.9%	5.3%	16.8%

Mandatory investments of pension funds	111,421	120,180	144,451
% Mandatory investment’s participation in portfolio	1%	1%	1%
Source: Uniform and Codified Statistic Form (FECU) and SAFP

Gains on mandatory investments and real returns (12 months) per each fund
	2004		2005		2006
	Gains	Returns	Gains	Returns	Gains	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	887	12.7	1,451	11.2	3,966	22.3
Fund Type B	2,552	10.0	2,521	6.7	5,578	18.8
Fund Type C	6,263	8.8	4,848	4.3	10,809	15.7
Fund Type D	1,389	6.6	1,005	2.6	2,018	11.0
Fund Type E	225	5.2	136	1.2	203	6.9
Total gains and weighted average returns	11,316	8.9	9,960	5.3	22,573	16.8

Mandatory investment maintained in each fund and percentage of each fund in the total
	2004		2005		2006
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	7,480	6.7	12,909	10.7	23,097	16.0
Fund Type B	23,563	21.2	26,345	21.9	32,218	22.3
Fund Type C	61,176	54.9	62,449	52.0	69,838	48.3
Fund Type D	16,281	14.6	15,957	13.3	17,006	11.8
Fund Type E	2,921	2.6	2,521	2.1	2,292	1.6
Total	111,421	100.00	120,180	100.00	144,451	100.00

Source: Uniform and Codified Statistic Form and SAFP

It is important to highlight, as seen in the above tables, assets in Provida’s investment portfolio have moved towards the most risky funds (Funds types A and B), obtaining higher importance in proportion to the assets under management. The latter not only reflecting the greater portfolio of younger clients (destined to such funds by law), but also the greater preference of risky options by affiliates, which have been rewarded until now with higher returns.

(iii) Other revenues

These are basically referred to financial revenues of life and disability insurance that stem from the excess of cash flows of insurers in view of premium payments made by the Company, which specific conditions are stipulated in the respective contracts. In 2006, they reached MCh$2,532 representing a 1% of total operating revenues during the period. Besides, other revenues are added regarding fees charged by the subsidiary AFP Genesis in Ecuador, for services rendered to the Unemployment Fund Administrator and fees from other AFPs, which jointly reached MCh$4,943 or 3% of Provida’s operating revenues in 2006.

Primary expenses

(i) Life and disability insurance premium

As mentioned below, the AFPs are required by the Chilean pension law to purchase insurance to cover their obligation to provide life and disability benefits to their affiliates. In 2006, life and disability insurance premium expenses accounted for MCh$57,749 equivalent to 53% of Provida’s total operating expenses.

Payments of benefits for the affiliate of his beneficiaries

If an affiliate dies or becomes disabled before the legal age of retirement (60 years old for women and 65 years old for men) and has not accumulated sufficient funds in his/her individual capitalization account to provide the affiliate or his/her beneficiaries the benefits required by the pension law, the AFP has an obligation to make up for the shortfall to the affiliate’s account. Additionally, under such law, all AFPs are required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation.

Affiliates are eligible for these benefits provided that they are salaried workers who were contributing in an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed affiliates are eligible for these benefits if they have made contributions in the month prior to the disability or death (the Chilean pension law does not require self-employed workers to make monthly contributions).

Disability benefits are given to those affiliates who have been qualified as disabled in the initial disability determination and again during the final disability determination (three years after the initial disability determination) by a medical commission designated by the SAFP as having their working capacity diminished by at least 50%, as follows:

-
Affiliates with a partial disability, defined as experiencing a loss of between one-half and two-thirds of their working capacity, are entitled to receive a pension equal to 50% of their prior income, which is defined as their monthly average taxable income for the last ten years, or for the latest period during which they worked, as adjusted for inflation.

-	Affiliates with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income.

Survival benefits are granted to legal beneficiaries of affiliates who die before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income. The applicable percentage depends primarily on the family status of his/her beneficiaries: for a spouse with no children the percentage is 42.0%; for a spouse with children, 35.0%, plus, for each child up to 18 years of age, 10.5% (through age 24 for students and until death for disabled children).

If the disabled or deceased affiliate’s individual capitalization account does not contain the amount of funds necessary to pay the pension stipulated by law, the insurer (under its contract with the AFP) must complete the shortfall in case of death or record a provision in case of disability in order to make up the shortfall, after three years when the final disability determination is made. In the last case and in order to calculate the shortfall, the insurer must take into his/her account the three years of temporary pension payments that will be received by the affiliate following the initial disability determination.

The insurer makes these calculations at the time of the initial disability determination, three years before the shortfall is paid and if it is required by the final disability determination, on the basis of the information available to it at that time, including current annuity rates and the amount of funds in the affiliate’s individual capitalization account. If a final disability determination is made, the insurer updates the amount of initial disability reserve based on the information available at such time, where the parameter experimenting the highest variations is the discount rate (rates for life annuities).

Payments of Provida to the insurer

Under the insurance policy in force, Provida pays the insurer a temporary rate, currently equal to 0.70% of the aggregate taxable remuneration of all of Provida’s affiliates, which is intended to provide the insurer a portion of the funds it will be required to pay to affiliates for life and disability benefits. Also, Provida pays the insurer a monthly fixed management fee, which averaged MCh$40 per month in 2006, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2006, the aggregate payments to the insurer of the temporary rate and the monthly management fee were an aggregate of MCh$39,387.

In the first quarter of each year, Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true ups to the sum of (i) the funds effectively accumulated and paid by the insurer to affiliates or their beneficiaries and (ii) the estimated requirement by the insurer to pay disabled affiliates once final disability determinations of disabled status have been made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s affiliates) established in the insurance contract that for 2006 was 1.27%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums will be paid during the entire contract’s coverage duration at a temporary premium of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal or lower than 1.27%. If the casualty rate is lower than the temporary rate, the insurer would rebate the difference to the Company (this has not occurred in the past eight years). For fiscal year 2006, the provisions made by Provida regarding payments to the insurer (in March 2007) resulting from comparing the temporary rate and the casualty costs were MCh$18,362.

The insurance contract currently in force, requires the insurer to cover all life and disability benefits in excess of 1.27% of the aggregate taxable remunerations of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up or similar events of the insurer that would result of non compliance of its obligations under the insurance contract.

In the past, rebates of funds paid by the insurer under applicable insurance contracts represented a significant source of revenues for Provida, due to the fact that the casualty rate of the clients’ portfolio was lower than the temporary rate paid every month to the insurer. However, since the middle of 1999, a period when Chile experienced unemployment rates of over 10% (significantly higher than the average observed rate of 6.2% in 1998), the casualty rate started to increase to levels over the temporary premium monthly paid.

For contracts, which coverage durations have already expired, Provida has been required to make additional payments to the insurer, because the definite costs of casualties for disability paid by the insurers, exceeded the provisions made by them three years before. Beginning in 2004, Provida developed a casualty model allowing it to make more accurate provisions regarding casualty payments to be made by the insurer to affiliates or his/her beneficiaries, such that Provida’s total provisions in a determined year would align more closely with the future payments that the insurer will make for such casualties. The casualty model attempts to use, at the time of constituting provisions, the relevant information that would be applicable three years later when the final determination of disability is made and the related benefit is paid by the insurer. This approach contrasts with that taken by insurance companies, because the variables they use to determine the amounts they will be required to pay are adjusted only at the moment of payment.

As a consequence, Provida’s results recognize the projected casualty rate of the current policy at the close of each year, through the application of its casualty model described above. As a result, the Company maintains a better correlation between revenues and expenses for each period.

By law, the selection of an insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida has normally specified a maximum premium rate and a temporary premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of whether the casualty rate experienced among Provida’s contributors were higher.

The duration of insurance contract entered with BBVA Seguros de Vida S.A., which coverage is currently in force, is for indefinite duration since January 1, 2005. The maximum casualty rate expressed as a percentage of the affiliates’ taxable remunerations amounted to 1.27% under this contract. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.27%.

The Company makes yearly true-ups to the insurance company, based on the shortfall required to finance casualty costs until the final settlement of this contract occurring 48 months after the end of the expiration date, extendable for up to 2 years upon mutual assent, with annual true-ups between the temporary premium and the casualty rate, having a closing date at December 31 of each year from 2006 onwards and payments in March of the following year. In addition, the contract contemplates monthly payments to be calculated with a provisional rate at 0.70% applied to the total remuneration and monthly taxable remunerations of the affiliates plus a fixed monthly premium of UF2,150 (around US$74,000) during the contract coverage period.

Under current laws, this contract was awarded in accordance with a bidding process the result of which was released in La Tercera newspaper on November 30 and December 1 and 2, 2004.

The previous contract in force from August 1, 2003 to December 31, 2004 entered into with BBVA Seguros de Vida S.A, has premiums with a maximum casualty rate of 1.10% expressed as a percentage of the contributing affiliates’ taxable remunerations under the contract. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the affiliates’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the affiliates and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in December 2004, to finance casualty costs. The final settlement of this contract will occur on December 31, 2008 extendable for up to 2 years upon mutual assent.

The insurance policy, which was in force from August 1, 2001 to July 31, 2003, with ING Seguros de Vida S.A. has a maximum rate of 0.95% expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the affiliates’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.80%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the affiliates and a monthly fixed premium of UF 2,200 for the contract coverage period. In March 2003, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in January 2003, to finance casualty costs. The final settlement of this contract will occur on January 31, 2008 extendable for up to 2 years upon mutual assent.

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A., with a maximum rate of 0.95% expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus was set to be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.85% of the affliates’ taxable remuneration and 90% if the casualty rate was equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remuneration of the affiliates on a one-month lag plus a monthly fixed premium of UF 3,920 for the contract coverage period. In March 2001, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in January 2001, to finance casualty costs. The final settlement of this contract was scheduled for January 31, 2006 but was extended for one year upon mutual assent. The final settlement of this contract occurred on March 31, 2007.

Between August 1, 1997 and July 31, 1999, another contract was in place with ING Seguros de Vida S.A., with a maximum rate of 0.80% expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus was set to be 100% if the casualty rate is equal to or lower than 0.80% and greater than 0.63% of the affiliates’ taxable remuneration and 90% if the casualty rate is equal to or less than 0.63%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable remuneration of the affiliates and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 1999, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in January 1999, to finance casualty costs. The final settlement of this contract occurred on March 31, 2006.

The following table set forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract at December 31, 2006:

Provisions
Insurance company	Coverage Period	Casualty costs incurred by the insurance company	Payments made to the insurance company	Provisions for unfavorable casualty rate
		(in MCh$ constant)
ING Seguros de Vida S.A.	Aug 1999- Jul 2001	74,115	73,906	(210)
ING Seguros de Vida S.A.	Aug 2001- Jul 2003	96,137	80,676	-
BBVA Seguros de Vida S.A.	Aug 2003- Dec 2004	68,254	67,965	(289)
BBVA Seguros de Vida S.A.	Jan 2005- Indefinite	101,478	82,843	(18,634)

(ii) Payroll expenses for administrative and sales personnel

Payroll expenses for administrative and sales personnel were MCh$26,799 or 25% out of the total of Provida’s operating expenses at December 31, 2006. The payroll expenses for administrative personnel were MCh$18,471 equivalent to 69% of total remunerations, while the related staff corresponded to 63% of the average personnel during the year (1,552 workers). Likewise, variable incentives (commissions, awards and profit bonuses) represented 31% out of the total of remunerations recorded by the Company.

(iii) Other expenses

Other expenses were MCh$23,775 in 2006, representing 22% out of the total Provida’s operating expenses. In this item, the administrative expenses (real state, telecommunications and services) and computing costs are highlighted, representing 60% and 16% respectively of other operating expenditures, as well as depreciation and amortization that together equated to 11% of them.

Principal Markets

As previously mentioned, Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception.

Provida’s leading position is shown in the following table regarding market shares in the most relevant variables at December 31, 2006:

Market Share	Pension Funds	Affiliates	Contributors	Operating Revenues	Operating Income	Net Income
Provida	31.0%	42.1%	37.6%	32.1%	33.4%	32.4%
Habitat	23.5%	24.2%	26.7%	24.3%	23.9%	24.3%
Cuprum	18.6%	6.7%	13.7%	16.6%	20.6%	20.3%
Santa María	11.2%	12.5%	9.5%	11.4%	7.9%	9.5%
Bansander	12.2%	9.3%	8.7%	11.8%	13.5%	13.9%
Planvital	3.5%	5.2%	3.8%	3.8%	0.7%	-0.4%
System	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Based on information provided by the Authority and on annual Uniform and Codified Individual Statistic Form for all AFPs.

The private pension system in Chile has matured and currently, there are six AFPs operating in a regulated environment. In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception of voluntary pension savings, the management of which has been opened to other authorized institutions since March 2002.

In the middle of the 90s, the private pension system reached its peak totaling 21 AFPs, although currently it has only 6 AFPs, as a consequence of the merger and acquisition process which brought efficiency gains and regulatory changes aimed at formalizing the process of clients transfers. In March 2004, the last merger in the system took place, between AFP Planvital with AFP Magister maintaining the name of AFP Planvital.

With the implementation of multiple funds, the industry incorporated a new competitive aspect given that the larger number of pension funds portfolio made affiliates to require higher levels of information to make the optimal decision regarding their risk and age profiles, and the pension advisory services granted by AFPs became of special relevance.

Since the multiple funds’ implementation and also during 2006, the returns reached by the five funds have recorded positive levels, registering the best returns those funds which have the highest concentration of shares, such as fund Type A and B, where one of the most remarkable aspects is the difference between the returns of fund Type A and C since the multiple funds inception.

The following table set forth information as of May 31, 2007 with reference to real returns in twelve months (May 2006-April 2007), annual averages since the multiple funds inception (September 2002-April 2007) and the relative positions of each of pension fund managed:

Fund type	Real return last 12 months (Jun 06 - May 07)	Provida’s position	Annual average real return(Sep 02 –May 07)	Provida’s position
Fund Type A	23.00%	4	18.12%	2
Fund Type B	20.17%	6	12.69%	5
Fund Type C	16.37%	6	9.47%	6
Fund Type D	11.21%	5	6.68%	6
Fund Type E	4.69%	6	3.21%	4

Source: SAFP

In other aspects, legal modifications have been made intended to encourage voluntary pension savings, basically related to the associated tax benefits. At December 31, 2006, Provida recorded the highest number of APV accounts in the AFP industry, with a total amount of 134,619 in active accounts representing a market share of 35%. At the same date, funds accumulated by such APV accounts were MCh$174,256, recording a growth of 18.8% with respect to the close of last year. Additionally, the law permitted other financial institutions different from AFPs to manage this kind of savings such as banks, insurance companies and investment societies. In this context, while competitors have the advantage of offering a wider variety of products considering that AFP investments are limited by law, the AFPs highlight in terms of low costs regarding fees reported by different participants. At December 2006, AFPs continue playing an outstanding role in the voluntary pension saving market with market shares of 77% in the number of accounts and 73% in administered funds, followed up by insurance companies  regarding number of accounts with a market share of 12% and by mutual funds regarding administered funds with a market share of 17%.

Marketing and Sales

As all AFPs, Provida’s activities are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals modality.

Provida obtains its affiliates mainly through its sales force, which targets potential clients who may be interested in changing their pension savings administration, as well as new workers who enter in the labor market for the first time and need to be mandatory affiliated to the AFP system as dependent workers. The same sales force also performs tasks aimed at retaining the affiliate’s portfolio in order to foresee client transfers that might be induced by competitors’ sales agents. Provida also captures affiliates through its wide network of pension service centers without sales agents’ intervention.

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new affiliates and retain the existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading position over time, as well as the support granted by its comptroller, the BBVA Group, a conglomerate leader in the Latin American private pension fund system.

Searching to offer better quality services, mainly intended to obtain loyalty regarding commercial relation with clients, new technologies have been implemented. Provida has incorporated on its web site several new products and services available to affiliates, where the “Pension Plans” services are highlighted. This service intends to support clients in the calculation of the saving amount required to obtain a determined pension amount. In terms of telephone assistance, the Company has implemented a line of free calls, where the affiliate through a personal password may opt for automatic options or personalized assistance granted by a pension advisor. In terms of branch offices, there have been improvements to grant assistance to customers in connection with installment of electronic segmentations and devices for automated-consultant services.

Additionally, in term of service centers, at December 31, 2006, the segmentation for each kind of services is as follows:

-	Pension Advisory Branch offices: these are mainly oriented to provide pension advise information about the system of benefits and assist all clients’ pension requests.

-
BBVA Express branch offices: these offer fast assistance, allow for the request and obtaining certificates, saving withdrawals, interest calculation, contribution payments for Provida and AFC, pension payments and AFC formalities.

-	Specialized Centers for APV: dedicated to grant complete and professional advisory services in terms of voluntary pension savings; located only in Santiago city.

As of December 2006, Provida has the largest commercial network with 121 branch offices, distributed throughout the country in 64 pension service centers, 45 BBVA Express and 12 specialized centers. Approximately, 12.4% of the branches are located in the north region, 23.9% in the central-north region, 20.7% east of Santiago, 11.6% west of Santiago, 15.7% in the south-center region and 15.9% in the south region. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and their previously defined profile.

21 branches throughout the country implemented electronic segmentation for clients in order to know exactly the number of people going to Provida’s branch offices and also determine the assistance timings for each pension formality. The above in order to establish service indicators destined to improve timings and assistance quality to affiliates, pensioners and employers.

With respect to devices called “automated consultant-services”, currently there are 79 operating replacing the former Provimáticos (they totaled just 44). This kind of device is aimed at clearing branch offices, furnishing information that can be easily obtained by the affiliate through his/her personal password or the combination of his/her identity card number and his/her finger print. A communication plan is under developing to divulge and make massive its use, as well as, the implementation of new transactions that complement the current information delivery, which comprises pension balance sheet certificates, last 12 contributions and affiliation to the pension system.

Regarding internet, the Company uploaded several application forms: APV, irrevocable transfer order, incorporation form and change of fund type. Besides, the Company is developing a virtual branch office concept, which allows affiliates from its web site, to make withdrawals and deposit them in their current account, offering the most relevant services with no need to go to the branch offices such as certificates, voluntary pension accounts opening, among others.

Sales Force

Provida has generally maintained a sales force that enables it to sustain its relevant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, Provida had a maximum of 3,142 sales agents in December 1997, at which time the Authority decided to increase the requirements to the transfer process to reduce the aggregate cost for the affiliates in the system. In fact, since that date on, variables fees charged by Provida have decreased by 16.1%, and the number of sales agents has decreased by 79.2%.

Provida’s sales force evolution in the latest years is as follows:

	As of December 31
	2004	2005	2006
Number of sales agents	555	550	653
% variation with respect to previous year	-11.2%	-0.9%	18.7%
% market share	24.3%	23.9%	26.2%
Source: Based on annual Uniform and Codified Statistic Form (FECU) for all the AFPs.

The following chart compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2004, 2005, 2006 and at March 31, 2007.

Total AFP Sales Force (percentage)
	As of December 31,			As of March 31,
	2004	2005	2006	2007
Provida	24.3%	23.9%	26.2%	24.7%
Bansander	18.1%	16.4%	14.6%	14.5%
Habitat	13.8%	14.1%	14.2%	14.2%
Santa Maria	14.5%	14.9%	17.6%	18.5%
Cuprum	14.9%	17.3%	19.4%	20.0%
Planvital	14.4%	13.4%	8.0%	8.1%
Total AFP Sales force (number of sales agents)	2,281	2,299	2,493	2,438

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain enterprises within a specific geographic coverage area. Sales personnel have visiting programs aimed at covering different companies to promote Provida to new workers to affiliate them, as well as to achieve his/her transferences to Provida from other AFPs. During visiting programs regularly scheduled, salespersons emphasize Provida’s size, trajectory, industry leading position and reputation for quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

In terms of affiliate transfers, Provida increased the number of transfers to the Company in 2006 by 20.9% with respect to 2005, totaling 78,510 cases. Furthermore, Provida has continued to emphasize the capture of new affiliations, a strategy that allows it to continue optimizing the possibilities of future growth of its recurrent business, capturing 157,954 new affiliations in 2006, an increase of 38.9% with respect to new affiliations in 2005. According to SAFP information, Provida’s new affiliations represented more than 44% of market share.

Provida’s sales and marketing expenditures in the fiscal year 2004 were MCh$9,456, for the fiscal year 2005 they were MCh$8,910 and for the fiscal year 2006 they were MCh$9,355. Provida has maintained a policy aimed at making more efficient its commercial expenditures, which is evidenced in the ratio of commercial expenses (sales remunerations and  marketing expenditures) over fee income that was 8.3%, 7.1% and 6.9% in fiscal years 2004, 2005 and 2006, respectively.

Government Regulation

All AFPs are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFP in Chile are the Superintendency of AFPs, the Central Bank, the Superintendency of Securities and Insurance, and the Rating Commission. The AFPs are primarily subject to the Pension Law and to the Corporation Law, having the Superintendecy of Pension Fund Administrators as their main regulator.

The Superintendency of AFPs

General. The SAFP, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling the AFP. The SAFP authorizes the creation of new AFPs and mergers of the existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, the SAFP has the ability to impose sanctions, such as admonitions and fines and in extreme cases, it may order the liquidation of an AFP. In addition, any amendment of an AFP’s by-laws such as capital increase is subject to the SAFP’s approval.

Frequently during the year, SAFP officers inspect the AFPs’ branch offices and examine their activities and records. The AFPs are required to submit their quarterly financial statements to the SAFP and provide periodically detailed information on their operations. The financial statements for each fiscal year, including the independent auditors’ opinion, must be submitted to the SAFP for reviewing 60 days after closing the period.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, also to the laws and regulations applicable to the private sector. It is governed and administered by a Council composed of five members appointed by the President of the Republic and requiring a “special majority” vote of the Chilean Senate to be elected.

The Central Bank is responsible for, among other issues, monetary policy and exchange controls in Chile. The appropriate registration of a foreign investment in Chile grants the investor access to the formal exchange market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law N° 600 or can be registered with the Central Bank under the Central Bank Act. Additionally, the Central Bank is responsible for establishing the maximum investment limits of pension funds by type of securities and by an issuer within certain defined ranges, but it cannot establish the minimum investment limits.

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

New Legal Developments

Pension Reform

As informed in the 20-F Form in 2005, the new Government administration in place since March 2006 began to work in a reform to the pension private system, which objective is to improve the current pension system by designing a system granting effective protection to all population, reinforcing system’s solidarity, enlarging coverage and overcoming gender discriminations currently evidenced.

The first measure in this process was the constitution of a Presidential Advisory Council to the Pension Reform, which made a wide process of audiences with the most relevant citizens’ representatives. The Council’s task was the elaboration of recommendations to be used as basis in elaborating a bill. Once the Council finished its task in June 2006, the Ministers Committee to the Pension Reform was constituted to consolidate the previous proposal. When this stage was concluded, in December 2006, the bill regarding the Pension Reform was submitted to the Congress.

The principal issues incorporated in the reform, can be divided in three principles:

I.	Solidarity principle:

-
A pension system based on solidarity that will benefit 60% of low-salaried population, replacing the current assistance pension programs and the guaranteed-minimum pensions with solidarity basic pensions and solidarity pension contributions.

II.	Coverage and density principle:

-
New institutional framework: creation of the Social Pension Institute (IPS), organization in charge of the administration of solidarity pension system and programs administered by the Normalization Pension Institute (Government social security), which will render services through a network of integral pension assistance. Creation of the Pension Superintendency in charge of controlling the pension system as a whole, including IPS.

-
Citizen participation: creation of a User Commission composed by retired people, workers and representatives of organizations currently administering the system, which will gather all the opinions and evaluation of the reform’s course.

-
Gender equality: instauration of several measures intended to guarantee equality between men and women, which include: bonus per each son born alive, separation by gender of life and disability insurance, elimination of the minimum contribution requirement to be entitled to solidarity pension system.

-
Higher coverage for self-employed workers: creation of several measures aimed at increasing coverage of self-employed workers such as entitlement to all benefits of the solidarity pension system, familiar allowances and affiliations to family allowances agencies.

-	Higher coverage for young workers: creation of a subsidy for contributions made by low-salaried young workers.

III.	Contributing principle:

-
Higher competitiveness in pension industry: implementing an annual bidding process to capture new affiliates in the pension system, who will be awarded to the AFP offering the lowest fee for one year. Additionally, the modification of life and disability insurance in connection to its bidding process for all the affiliates in the industry, regardless the AFP in which they are contributing. Finally, the elimination of fees deducted from individual capitalization accounts (fixed fee per contribution, fees for balance transfers in the individual account from other AFP).

-	Higher returns of pension funds: extension of investment alternatives in Chile and abroad.

-
Encouragement of voluntary pension savings: collective voluntary pension savings in order that workers’ savings would be supplemented by their employers, adding tax system improvements related to individual voluntary pension savings.

C.   Organizational structure

Provida was integrated into the BBVA Group in July 1999. At December 31, 2006 the BBVA Group had 864,226 shareholders with presence in 32 countries and with 98,553 employees worldwide in a network of 7,585 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing assets in the order of MUS$51,335 (MCh$27,330,241) and providing services to 12,625,108 clients. In Chile, the BBVA Group through Provida, manages assets of MUS$27,478 (MCh$14,629,244) in a competitive market in which Provida has sustained its leading position over time.

The following chart sets forth the significant related companies comprising Provida’s corporate structure at December 31, 2006:

International

After the implementation of the private pension system in Chile, a number of other Latin American and European countries have adopted substantially similar private pension systems. Currently, private pension systems are also in place in Peru, Colombia, Argentina, Uruguay, Bolivia, Mexico, El Salvador, Costa Rica, Panama, the Dominican Republic, Croatia and Poland.

The Pension Law states that the “sole objective” of each AFP is limited to the administration of pension funds and the granting of related benefits. In addition, the law allows an AFP to invest, through a subsidiary created by the AFP for such purposes, in foreign companies whose purpose is to grant social security benefits.

In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries.

International Strategy.

As of December 31, 2006 the BBVA Group with Provida’s participation, is the largest pension group in Latin America, with more than 12 million affiliates and more than US$51 billion in assets under management. Provida’s international strategy has focused on investment efficiency and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets Provida will actively seek new investments in local AFPs.

According to the latter, during the recent years, certain changes in foreign subsidiaries investment portfolio were carried out to boost the pension franchise with BBVA Group as described in “Item 4. Information on Provida. A. History and development”.

Provida’s foreign investments are as follows:

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it is present since 1993. In 2006, this subsidiary generated profits of MCh$1,256 for Provida, a decrease of 35.2% (MCh$681) with respect to 2005, mainly sustained by a high competitive environment in the Peruvian pension industry. The latter implied lower fee income, given the decrease of fee charged, adding a more aggressive commercial strategy that included an increment in the number of employees of the commercial area, and therefore higher expenses in remunerations and incentives. As of December 31, 2006, AFP Horizonte had 1,019,974 affiliates and MUS$3,412 in assets under management equivalent to market shares of 26% and 24%, respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder of that subsidiary with 100% of the shares. In 2006, this subsidiary contributed MCh$877, an increase of 9.7% (MCh$78) with respect to the amount recorded in 2005. This result was mainly sustained by higher fee income due to the increase in the average number of contributors (+10.1%) and assets under management (+33.0%), which were partially offset by higher expenditures in remunerations and administration. In terms of market position, AFP Genesis leads the market with 147,065 affiliates and MUS$36 in assets under management at December 2006, representing market shares of 89% and 80% respectively, that is, the main pension fund administrator in a market where it is not mandatory yet.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico, a company that has become the main investment with the highest earnings for Provida Internacional of MCh$3,438, equivalent to 70% of the total contributed by foreign subsidiaries during 2006. Profits generated by this subsidiary decreased by 26.2% (MCh$1,220) at December 2006 with respect to the result recorded last year, as a consequence of a higher level of competitiveness in the industry, implying lower operating revenues associated with the decrease of fees charged and an increment in most of the operating expenses components. Also, there were negative effects stemming from depreciation of Mexican peso in 2006 (2.1%) that implied losses in foreign exchange. As of December 31, 2006, AFORE Bancomer had 4,255,568 affiliates and assets under management of MUS$11,106 equivalent to market shares of 11% and 17% respectively situating it in second place in the market in both variables.

-
The Dominican Republic-AFP Crecer. Provida Internacional is present in the Dominican Republic pension market through AFP Crecer since October 2004, currently holding 25.00% equity interest, after selling 10.00% of its stake in March 2007 to one of the companies of Vicini Group in that country. Until February 2007, Provida Internacional held 35.00% equity interest, which arose from the merger of AFP Porvenir (company in which Provida Internacional had 70.00% equity interest at that date) and AFP Crecer (where BBVA Group had 70% equity interest) in October 2004. Consequently, Provida Internacional and BBVA Group held 35.00% equity interest in each of them and the remaining 30.00% was held by the Dominican financial Progreso Group.

In terms of figures, in 2006 AFP Crecer recorded an income of MCh$225, increasing by MCh$329 with respect to the loss of MCh$104 recorded last year. This result was the outcome of the good performance exhibited by the operating component, from higher revenues (fee income and gains on mandatory investments) and lower expenses (personnel remuneration and administrative costs). As of December 31, 2006, AFP Crecer had 455,142 affiliates, with assets under management for a total of MUS$150, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in second place in terms of assets under management.

The following table describes the total equity income of Provida’s related companies, both foreign and local, for the last three financial years:

	For the twelve months ended December 31
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	MUS$
Net Income Provida	28,820	35,544	44,117	83
– Net Income excluding gains of related companies (*)	23,409	30,036	39,762	75
– Equity in income of foreign related companies (*)	6,721	6,490	4,919	9
– Equity in loss (income) of local related companies	(1,310)	(982)	(563)	(1)
Equity in gain of related companies/Net income	18.8%	15.5%	9.9%

(*) Gains on related companies do not include the consolidated entity AFP Genesis in Ecuador, which is consolidated with Provida.

D.   Property, plants and equipment

Since 1981, Provida’s strategy has included the development of a nationwide branch network, which includes 121 branch offices located throughout the country at March 31, 2007. The Company began to lease more space during the last several years as a result of the redefinition process of branch offices according to the segmentation of client services, separating the sales and the pension advisory services from the transactional component. Therefore, the number of owned branch offices was 41 as of March 2007.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago, totaling 13,014.18 square meters. Since 2003, it became BBVA Group’s corporate building in Chile, gathering all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Operation Area is located at downtown Santiago.

The important improvements implemented in 2002 in the Pension System with the introduction of voluntary pension savings and the multiple funds as well as the growing demand for interactive services through internet, have produced a marked evolution in the needs and requirements of affiliates. This development obviously affects the diversity of services granted by areas of technology and operations to the commercial area and branch office network to satisfy the growing and new demands of customers.

Item 4A.   UNRESOLVED STAFF COMMENTS

Provida received a comment letter from the Division of Corporation Finance of the SEC on September 16, 2005. The comments were issued with respect to the Commission's review of the Company’s Form 20-F for the year ended December 31, 2004. In addition to other matters, the letter included comments relating to the Company’s accounting and disclosure for life and disability insurance cost, estimates of the casualty rate in respect of operating results and differences between Chilean and U.S. accounting principles. Provida responded to this letter on January 12, 2006 and received an additional comment letter from the Commission on March 14, 2006, to which Provida again responded on May 18, 2006. We provided the Division of Corporate Finance with supplemental information relating to the comment letter on October 13, 2006 and on January 11, 2007, and we have made additional disclosures in this current Form 20-F that reflect comments raised in the letters. See “Item 4. Information on Provida – B. Business Overview – Primary Expenses- (i) Life and disability insurance policy”, “Item 5. Operating and financial review and prospects – A. Operating Results -Critical accounting policies - Accounting of life and disability insurance cost” and “Item 18. Financial statements”. Relating to the topics described above, on June 15, 2007, Provida received another comment letter from the Division of Corporation Finance of the SEC, which response is under development. Even though, the comments therein remain formally unresolved, our responses have been incorporated, if applicable, in to this document.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

US GAAP Reconciliation

The principal differences between Chilean GAAP and US GAAP as they relate to Provida’s financial statements are the deferred income tax treatment, the minimum dividends, life and disability insurance cost acknowledgement and the reversal of amortization of goodwill. For a more detailed explanation of these differences between Chilean GAAP and US GAAP, see Note 40 to the audited and consolidated financial statements.

Provida’s net income under Chilean GAAP was MCh$28,820 for fiscal year 2004, MCh$35,544 for fiscal year 2005 and MCh$44,117 for fiscal year 2006. The net income under US GAAP was MCh$36,119 for fiscal year 2004, MCh$36,843 for fiscal year 2005 and MCh$44,483 for fiscal year 2006. Net income under US GAAP was 25.3%, 3.7% and 0.8% higher than under Chilean GAAP in 2004, 2005 and 2006, respectively.

Total shareholders’ equity under Chilean GAAP as of December 31, 2005 and 2006 was MCh$189,532 and MCh$206,093, respectively, increasing by 3.5% and 8.7% year over year respectively. Likewise, the total shareholders’ equity under US GAAP as of December 31, 2005 and 2006 ascended to MCh$197,962 and MCh$208,403 respectively, increasing by 3.8% and 5.3% year over year respectively.

Critical Accounting Policies

Financial Reporting Release N° 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and US GAAP, as was explained previously and in the Note 40 to the audited and consolidated financial statements. Also, there are areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited and consolidated financial statements.

Accounting of life and disability insurance cost

According to the Pension Law, Provida has obtained insurance to cover its obligation to provide life and disability benefits to its affiliates to the extent that the affiliates do not have sufficient funds in his/her individual capitalization accounts to finance the pensions. See “Item 4. Information on Provida– B. Business overview –Primary expenses”.

Since 1999, Provida has been required to make additional payments to the insurer related to the excess of casualty rate communicated by the insurer for each year, which rate has increased, because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such years have exceeded the accrued for and communicated casualty rate. In this regard, in January 2004, the Superintendency of Pension Fund Administrators issued instructions regarding provisions to be included in the year 2003 in connection with such higher casualty rate. Furthermore, at the close of fiscal year 2003, Provida made provisions for 100% of the contract balances of the insurance company owed under previous contracts, which had been paid by March 2004. See Note 34 letter c to the Consolidated Financial Statements.

Provida, through its experience, has concluded that, in certain discount rates scenarios, the insurer’s calculations regarding the required amounts to provision in respect of future disability payments underestimate the actual amounts that the insurer will be required to pay. Though SAFP rules do not require AFPs to make additional provisions over those of the insurer, unless AFPs  have evidence indicating a higher provision. Provida has developed its casualty model to more accurately provision the amounts that will be required to be paid to disabled affiliates once their final determination is made. The basic thesis of Provida’s casualty model is to attempt to use its best estimate, at the time of the initial determination, the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which use only information referred to disabled persons status at the moment of the initial determination, that is, three years before payments.

The provisions calculated under the casualty model represent the Company’s best estimates of the required future payments for premiums.

The sensitivity analysis below represents the potential changes in fair value, cash flows and earnings based on parameters that in the management’s opinion are the most relevant to determine the insurance obligation, incorporating the factors listed in the table.

	Most Likely Aggregate Negative Variable Scenario	2006 Base Scenario(**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.95%	3.49%	4.00%
Rate of return on ICA's	0.00%	6.00%	10.00%
Total Liability (MCh$)(*)	$27,305	$16,872	$7,690

(*) The liability is net of financial revenues generated by the insurance contracts.
(**) The base case is the casualty rate estimated by the casualty model, which is lower than the amounts in the insurer's balance sheet and therefore, the insurer's amounts were used as the basis to record the respective liability under Chilean GAAP".

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

•
Discount rates: in order to calculate the amount of the required provision necessary to cover the premiums we pay on life and disability insurance, the provision must be discounted by the interest rate determined by law, that is the market rates for annuities. At the date of the initial disability amount determination, the insurer uses the market rate (minimum rate of last semester) for such an annuity. Provida, however, uses the forward rates for its 10 year government bond, plus a risk premium, because there is no market for forward rates for annuities. Such rates correspond to the maturity periods of the obligations maturities (6 months, 12 months up to 36 months). Currently, Provida uses a discount rate of 3.52%, while the discount rate used by insurers is 2.95%. To establish the negative most likely scenario, the moderate interest levels of life annuities during 2006 were considered (average of 3.3%), taking the lowest value of the year of 2.95%. For the positive most likely scenario, the highest in the range of forward rates for similarly-lived government bonds were considered in accordance with the calculation method previously described, which were in levels near to 4% for a 3 year payment period.

•
Returns on affiliates’ individual capitalization accounts: affiliates have a positive balance in their individual capitalization accounts, and this balance will earn investment income over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three year period. Unlike the insurer, Provida’s casualty model assumes that the individual capitalization account will grow at 6% per year, an estimate made internally according to the composition of Fund type C and the market expectancies regarding the returns of the involved instruments. The use of 10% as the highest return is reasonable based on the historical experience of the Company over the last 4 years. Provida has not, within that time period, had a negative return, evolution consistent with the use of 0% as the lowest level of return. Taking into account such projected growth of the affiliate’s individual capitalization account, provisions in respect of future premium payments made for disability and life insurance made by Provida are lower in relation to those estimated by the insurer.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled affiliates in light of a certain percentage of affiliates that receive an initial disability entitlement determination die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled affiliates will die prior to the final determination of their disability. Provida, however, based on historical experience, assumes that 10% of such affiliates will die prior to such time. Accordingly in this respect, Provida’s provisions regarding future disability payments are lower than estimates made by the insurer.

In the case of incurred but not reported claims, historical experience is used in the casualty model.

Therefore, in any stage of an insurance contract, the Company calculates and provisions the expected cost of the insurer. In fact, through the application of the casualty model previously described, the provisions made by Provida with respect to future premium payments to be made to the insurer tend to reflect in a more accurate way the effective payments that it will have to make so that there is a higher correlation between revenues and expenses for a specific period. The information in the casualty model is reviewed monthly, making any modification considered appropriate at that moment.

Under the accounting criteria applied by the Company, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurer, the amounts derived from the model will be used. On the contrary, if the casualty rate of the model were lower than the casualty rate included in the balance sheet of the insurer, the amount to be provisioned would be the latter, which is considered as minimum amount under the current regulation. In light of the superior forward rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is lower than the amounts established in the insurer’s balance sheets and therefore, these amounts are used as basis to make provisions for the years ended December 31, 2005 and 2006.

In the reconciliations for the year 2004, certain significant adjusments are posted between US GAAP and Chilean GAAP, however, these adjustments do not consist of conceptual differences in the calculation of the life and disability insurance expenses; they correspond to differences generated by the manner in which certain variable modifications in the formula for disability and life insurance expense were made, Chilean GAAP versus US GAAP. The Superintendency of AFP's in Chile dictated that these variable modifications be applied to all prior years' provisions and that the accounting adjustment effected be posted to current year income. For US GAAP purposes, these modifications were deemed to be "corrections of errors" which required restatement and posting to individual prior year income statements.

The casualty model is used for both Chilean GAAP and US GAAP purposes in estimating the premium for disability and life insurance. Under the rules of the Superintendency of AFP's, Chilean GAAP is required to apply the discount rate of the insurer to the provision should it be lower than the casualty model while US GAAP would continue to incorporate the variables as estimated in the casualty model. To date, this conceptual difference has not generated material differences in the provision, US GAAP versus Chilean GAAP.

Introduction to Provida’s Operating Results

The following discussion should be read in conjunction with the audited consolidated financial statements of Provida and its subsidiaries, and the Notes thereto included elsewhere in this annual report (See Item 18).

In accordance with Chilean GAAP, all financial information regarding Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2006 to recognize the effects of changes in the general purchasing power of the Chilean currency (See Note 2 letter C to the Audited Consolidated Financial Statements).

Provida is the largest AFP in Chile, providing pension fund management and various related services. These services are limited to those permitted for AFPs under the Pension Law and its revenues are largely dependent on the level of fees charged to its affiliates. As a consequence, Provida’s operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate to Provida and make monthly contributions as well as, the amount of his/her taxable salaries subject to contributions. Given that during recent years, the economy has grown, Provida estimates that growth in the number of workers in Chile and his/her aggregate salaries will maintain their growing trend in the future, although not necessarily at the same rate as in the past. Because of its important market share, the broad geographic coverage of its branch network, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any particular sector of the economic activity.

The principal sources of operating revenues for Provida (See“Item 4. Information on Provida – B. Business overview –Primary revenues.”) are the fees it charges to its contributors in connection with deposits of their monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, in the number of contributors or in taxable salaries. From December 1999 until May 2006, Provida has charged a variable fee of 2.25% over each contributor’s salary and a fixed fee of nominal Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. Additionally and related to voluntary pension savings, Provida established a nominal fee of Ch$1,250 for each operation of funds transfers to other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings.

Another significant source of revenues is the gains on mandatory investments. Gains generated from mandatory investments belong to the AFP but do not necessarily result in increased cash flow because as the pension funds grow so do the reserve requirements imposed on the mandatory investments.

The most significant components of Provida’s operating expenses (See“Item 4. Information on Provida – B. Business overview –Primary expenses.”) are remunerations of both administrative and sales staff and the cost of life and disability insurance premiums. The latter component has become the most relevant (representing more than 50% of the Company’s operating expenses), since casualty rates began to increase and the sales expenses associated with the competence regarding affiliate transfers among the AFPs began to decrease. With reference to administration expenses, Provida considers that it is the most efficient provider of services in terms of costs in the industry, having the lowest administrative cost per contributor since its inception.

The main sources of Provida’s other revenues and non-operating expenses are: its equity in the earnings or losses of its investments in foreign pension fund administrators, goodwill amortization due to investments in foreign pension fund administrators and local acquisitions, interest expenses and the effect of inflation and foreign exchange exposure as measured by the price-level restatement. Inflation produces losses, due to the net liability exposure of the Company (See “Item 5. Operating and financial review and prospects – Impact of inflation and price level restatement”).

The following table sets forth the composition of Provida’s operating revenues and expenses for the periods indicated:

	As of December 31,			As of March 31,
REVENUES:	2004	2005	2006	2007
Fee income	87.8%	88.5%	81.9%	83.7%
Gains on mandatory investment	8.7%	7.0%	13.6%	11.0%
Other operating revenues	2.6%	3.7%	3.0%	3.3%
Interest income	0.9%	0.8%	1.5%	2.0%
TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%	100.0%

	As of December 31,			As of March 31,
EXPENSES:	2004	2005	2006	2007
Administrative personnel remuneration	17.5%	18.9%	17.1%	16.0%
Sales personnel remuneration	9.1%	8.4%	7.7%	8.5%
Directors’ remuneration	0.1%	0.1%	0.1%	0.1%
Marketing expense	0.6%	0.9%	0.9%	1.4%
Data processing expense	0.9%	2.4%	3.5%	2.8%
Administrative expense	12.7%	13.8%	13.3%	11.5%
Depreciation	1.7%	2.1%	1.5%	1.3%
Amortization	0.0%	0.9%	0.9%	1.0%
Other operating expenses	2.0%	2.1%	1.7%	1.6%
Life and disability insurance	55.4%	50.4%	53.3%	55.8%
TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%	100.0%

The following table sets forth certain Provida’s additional relevant information that corresponds to monthly averages for the following periods:

	As of December 31,			As of March 31,
Monthly Averages	2004	2005	2006	2007
Number of contributors	1,440,094	1,479,230	1,522,465	1,639,871
Administrative personnel	1,051	1,030	979	1,029
Sales personnel	566	540	574	626
Source:  SAFP

Operating Results for the years ended December 31, 2005 and 2006

Operating Revenues

Operating Revenues were MCh166,133 in fiscal year 2006, an increase of 16.5% or MCh$23,583 with respect to last year. In this evolution, not only the sustained growth observed in fee income is highlighted, which was MCh$9,931 as a result of the good collection levels and the continuous operating efforts to accelerate the accreditation of pending contributions, but also the significant result obtained by gains on mandatory investments, boosted by the superior returns exhibited by the pension funds that resulted in higher gains of MCh$12,613. Additionally, other operating revenues positively evolved, increasing by MCh$1,039 as a result of higher financial revenues stemming from insurance contracts and higher fee income generated by AFP Génesis in Ecuador.

Fee income was MCh$136,085, an increase of 7.9% or MCh$9,931 with respect to fiscal year 2005, triggered by the larger volume of mandatory contribution recorded in 2006, which in accumulated terms recorded an increase of 10.8% with respect to last year, a variation higher than the growth observed by the fee administration of mandatory contributions of 7.7%. The gap is partly the outcome of the change of the Company’s fee structure from May 2006 onwards, in view of the immediate application of reduction of the fixed fee from Ch$390 to Ch$0, which although was compensated by the increase of the variable fee from 2.25% to 2.39%, this was effective commencing on June when the Company received fee regarding contributions made in May under the new fee. Therefore, a month of average fixed contribution was not received (MCh$650). Additionally, the year-over-year comparison affected the high basis of comparison, since in 2005 an special task was carried out regarding pending contributions (leftovers), generated from the middle of 2004 due to the implementation of Unified Platform that increased the levels of accreditation in 2005 (condition determining the charge of fees) over the collection levels of the period.

Fees for APV administration recorded a significant increase of 33.2% or MCh$150 with respect to 2005, increasing its participation in the total of fee income from 0.36% in 2005 to 0.44% in 2006. This evolution is explained by the higher volume of voluntary funds administered, which at the close of the period accrued an a year-over-year increase of 35.1% due to higher collection in this kind of savings, the superior accumulated return by pension funds investments and the increase of the fees charged from 0.49% to 0.56% per year over administered funds commencing on September 2005. Although, APV does not represent yet a relevant percentage in the Company’s fee, it has a high growth potential in view of the relative low levels of penetration.

This positive evolution is in a framework where Provida has maintained its leading position in the pension industry in terms of clients and salary base with average contributors of 1,522,465 in 2006.

Gains on mandatory investments were MCh$22,573 in fiscal year 2006, an increase of 126.6% or MCh$12,613 with respect to 2005. The above increased by not only the higher average volume of administered funds in the period, but also the outstanding returns exhibited by pension funds equivalent to a weighted average nominal return of 18.9%, which more than double the return of 9.2% of 2005. Explaining the above are the accumulated increases in local (IPSA +37.1%, IGPA +34.4%) and foreign stock markets (Dow Jones +16.3%, Nasdaq +9.5%, MSCI U.S. Value +18.3%, MSCI Europe ex UK +32.4%, MSCI LA +39.3%, AC Far East ex Japan +28.5%), added to the good performance of local fixed income of long term that registered a fall in interest rates (December 2006: BCU-5 2.63; BCU-10 2.74; BTU-20 2.87% v/s December 2005: BCU-5 3.39; BCU-10 3.23; BTU-20 3.49).

Other operating revenues in fiscal year 2006 were MCh$7,475, recording an increase of 16.1% or MCh$1,039 with respect to 2005. This result was basically driven by higher financial revenues stemming from life and disability insurance contract of MCh$1,354, as a result of higher values reached by the determining instruments (TIP interest rates and returns of insurer’s portfolio) and higher revenues from the consolidation process with AFP Génesis in Ecuador (MCh$834), triggered by the growth of its operations. The above was partially offset by lower flows of fee income of other AFP, which were erroneously collected by them due to operative problems (MCh$1,230).

Operating expenses

Total operating expenses in fiscal year 2006 were MCh$108,324, increasing by 12.9% from MCh$12,388 with respect to fiscal year 2005. This result was mainly driven by a higher cost of life and disability insurance in connection with the increase of temporary premiums in line with higher collection levels, as well as higher provisions for unfavorable casualty rate due to the superior accounting cost of casualties recorded by the insurer. Additionally, other operating expenses were higher due to the implementation of new technology and the externalization process.

Administrative personnel payroll expenses for fiscal year 2006 were MCh$18,471, resulted in an increase of 2.0% or MCh$369 with respect to fiscal year 2005. This increase was a consequence of better results achieved by Provida and its consolidated subsidiary AFP Génesis in Ecuador, higher profit bonuses were recorded by both companies. Adding to the above, higher variable remuneration in connection with awards relating with achievements of special commercial goals were paid in 2006. Partially offsetting the above result, there were lower costs in remunerations as a consequence of lower staff maintained in line with the adjustment staff plan established by the Company for the current year. In headcount, the average number of administrative staff for the fiscal year 2006 decreased by 4.9% with respect to the fiscal year 2005, from 1,030 employees in 2005 to 979 in 2006. At the close of both periods, the administrative staff declined from 1,001 to 969 workers equivalent to a decrease of 3.2%.

Sales personnel payroll expenses increased by MCh$251 or 3.1%, from MCh$8,077 in fiscal year 2005 to MCh$8,328 in fiscal year 2006, which is explained, as in the case of administrative remuneration, by higher profit bonuses recorded by Provida and AFP Génesis in Ecuador, in light of better results attained by both companies in the period. Additionally, a temporary difference was attained due to accrued vacations triggered by lower use of them, and higher seniority awards in view of the change of accounting criterion explained in the above paragraph.

As a consequence of improving profile and productivity of sales force, during the last quarter of 2006 a total of 100 sales agents were hired in order to replace the low-productivity sales force. In headcount, the average number of sales agents in 2006 increased by 6.2% from 540 sales agents in 2005 to 574 in 2006. With respect to the evolution at the close of each period, sales force increased by 18.7% from 550 sales agents in December 2005 to 653 sales agents in 2006.

The cost of life and disability insurance (L&D) was MCh$57,749 in fiscal year 2006, representing an increase of MCh$9,392 or 19.4% with respect to fiscal year 2005. This increase was partly sustained by a higher cost of temporary premium of MCh$3,544 in connection with the growth of collection, and by the increase of provisions for unfavorable casualty rate of MCh$5,849 associated with the higher accounting cost of casualties.

According to the applicable regulations, the AFPs must acknowledge as the minimum amount the obligation (reserves and casualty payments) recorded by the insurance companies. For the years 2005 and 2006, such amounts were higher than those amounts calculated by the Company’s casualty model, because the discount rates to create reserves used by the insurers (correspond to the minimum rate of the immediate previous semester) were lower than the discount rates used by the Company’s casualty model. These rates are forward rates at the moment of the effective casualty payment, that is, three years later.

The higher accounting cost of MCh$9,392 recorded in 2006 with respect to 2005 is essentially explained by the lower discount rates to create reserves by the insurance companies. During 2005 an average reserve rate of 3.52% was applied (3.70% in the first quarter and 3.33% in the second quarter), while the average rate for 2006 was 2.95% (2.96% and 2.94% for the first and second quarter, respectively). (See our explanation in "Critical Accounting Policies" of how discount rates are determined.)

The remaining operating expenses were MCh$23,776 in fiscal year 2006, increasing by 11.1% or MCh$2,376 with respect to fiscal year 2005. This result was the outcome of higher administrative expenses of MCh$1,085, associated with externalization and outsourcing processes (pension payments, collection, archive unit, advisory and temporary jobs) and higher taxes due to the increase of the Company’s equity related to municipal taxes. Additionally, AFP Genesis registered higher costs due to the increase in its activity levels. In addition, higher computing expenses of MCh$1,485 were acknowledged in the period, mainly linked to the technological development, and that in 2006 the complete effective cost of this technology began to be acknowledged.

Operating income

As a result of the above, in fiscal year 2006 operating income was MCh$57,809, an increase of MCh$11,195 or 24.0% with respect to the prior year. This positive variation was basically sustained by the remarkable evolution exhibited by operating revenues, where the operating expenses increased to a lesser extent, basically as a result of higher accounting cost of L&D insurance.

Other non-operating expenses (income) net

Other non-operating expenses (income) net recorded a loss of MCh$3,830 in fiscal year 2006, representing an increase in an expense of MCh$1,645 with respect to the loss recorded last year.

This result was basically explained by lower profits of MCh$1,153 (20.9%) in related companies, given the lower results achieved by AFP Horizonte in Peru and AFORE Bancomer in Mexico that jointly decreased by MCh$1,901 in light of high competitiveness shown by the markets where they operate, which led them to change their fee structures and to increase the costs associated with their commercial strategies. The latter could not be offset by the positive contribution of AFP Crecer in the Dominican Republic (MCh$329), or by the positive contribution of local related companies that together reached MCh$419, basically the favorable performance of Previred.com that reverted the loss recorded in 2005.

Additionally, there were higher interest expenses of MCh$378 or 24.2% since the financing requirements of working capital increased the use of bank credit of short term, which was also affected by superior levels of interest rates. Besides, there was a higher loss in price level restatement of MCh$351 due to losses in foreign exchange arisen from the dollar debt (MUS$2.9) with Provida Internacional, which additionally was affected by depreciation of Chilean peso against dollar of 3.9% during the year. The aforementioned could not be offset by the positive effect of applying a lower inflation rate (2.1% in 2006 versus 3.6% in 2005).

Income taxes

Income taxes were MCh$9,862 in fiscal year 2006, a higher expense of MCh$977 or 11.0% with respect to 2005. Despite the fact that tax expense increased in a lower extent than the result recorded in the period, this stemmed from the higher base of comparison, as a result of the adjustments made in 2005 in the definite liquidation of 2004’s tax.

Net income

Net income increased from MCh$35,544 for fiscal year 2005 to MCh$44,117 for fiscal year 2006, an increase of 24.1% or MCh$8,573.

Operating results for the years ended December 31, 2004 and 2005

Operating revenues

Operating revenues increased by 9.6% from MCh$130,108 for fiscal year 2004 to MCh$142,550 for fiscal year 2005, due to an increase of MCh$11,986 (10.5%) in fee income and a positive variation of other operating revenues that increased by MCh$1,813 (39.2%) due to faster clearance of those Company’s fees that were collected by mistake by other AFPs. Lower gains on mandatory investments partially offset all the favorable performance mentioned above, with a result of MCh$1,357 or 12.0%.

The 10.5% increase in fee income from MCh$114,168 for fiscal year 2004 to MCh$126,154 for fiscal year 2005, was the result of higher level of  contributions credited in the clients individual capitalization accounts during the year that increased by 7.3% with respect to 2004. The growth differential over last year between fees and collection stems from higher efficiency in the accreditation process for collection in the affiliates’ individual accounts, which is a legal requirement to charge the associated fees, as well as the successful recovery of leftovers (unidentified contributions received from affiliates) generated in 2004 due to the implementation of “Unified Platform”. This technological change developed in Chile for all the AFPs of BBVA Group, implied strict parameters in the accreditation process of contributions, which during its launching step affected the level of fees charged by the Company.

Likewise, fees received on the administration of voluntary pension savings (APV) have slightly increased as a share of  the total of fee income during 2005, not yet representing an important percentage (0.4% versus 0.3% in 2004); but having experienced an increase of 26.0% or MCh$93 with respect to the last year, which was basically sustained by higher average volumes of administered funds (+20.5% with respect to 2004) and the rise of the variable commission from 0.49% per year to 0.56% per year over administered funds (in force since September 2005).

With respect to the number of clients, Provida has maintained its leading position in the pension fund industry with market shares around 40%, where the total of contributors was 1,479,723 at December 2005.

Gains on mandatory investments decreased by 12.0% from MCh$11,317 in fiscal year 2004 to MCh$9,960 in fiscal year 2005, because the positive results obtained by local stock markets in 2005 were lower than the remarkable returns exhibited in 2004 (2005: IPSA +9.4%, IGPA +2.7% v/s 2004: IPSA +21.0%, IGPA +22.2%), in addition to the lower results generated by the local fixed income portfolio due to the effect of higher interest rates over such portfolio. In figures, the weighted average nominal return of pension funds was 9.20% in 2005, which negatively compared with the 11.46% of 2004.

Other operating revenues in fiscal year 2005 increased by 39.2% or MCh$1,813 compared to fiscal year 2004, due to revenues from the multiple affiliations’ clearance process and higher revenues obtained by AFP Genesis in Ecuador.

Operating expenses

Total operating expenses decreased 1.1% from MCh$96,983 for fiscal year 2004 to MCh$95,936 for fiscal year 2005, mainly stemming from lower costs of life and disability (L&D) insurance premiums due to lower provisions for unfavorable casualty rate and lower sales force payroll expenses, partially offset by higher administrative personnel payroll expenses and other operating expenses.

Administrative personnel payroll expenses for fiscal year 2005 was MCh$18,102, increasing by 6.7% or MCh$1,135 with respect to fiscal year 2004, mainly because of higher severance payments stemming from staff reductions made during the year given the efficiency gains contemplated in the Company’s 2005-2006 strategic project, and implementation of new technology. Additionally, the variable compensation (awards and commissions) increased because of certain pension executives’ incorporation in to the variable compensation framework, and a higher expense in profit sharing bonuses due to the higher profit recorded in the period. Regarding the administrative staff, the average of fiscal year 2005 decreased by 2.0% compared with the fiscal year 2004, from 1,051 employees in 2004 to 1,030 in 2005. At the close of both periods administrative staff decreased from 1,042 to 1,001 workers decreasing by 3.9%.

Sales personnel payroll expenses decreased by 8.5% from MCh$8,827 for fiscal year 2004 to MCh$8,077 for fiscal year 2005, mainly due to a drop in commissions related to the change in the sales agents’ labor contract that resulted in lower average rates paid for transfer production since the goals for productivity were linked to strict biometric parameters (age, gender, beneficiaries, among others), as a way of managing the portfolio’s casualty rate. The above was partially offset by a transition bonus in relation to the implementation of the new contract for the sales force and higher awards associated with the commercial incentive trip. The average number of sales agents in fiscal year 2005 was 540 workers, representing a decrease of 4.5% compared with fiscal year 2004. Regarding the headcount at the close of each period, the sales force decreased from 555 to 550 salespeople, decreasing by 0.9%.

Life and disability insurance premium expenses decreased from MCh$53,728 in fiscal year 2004 to MCh$48,357 in fiscal year 2005, representing a decrease of MCh$5,371 or 10.0% compared to fiscal year 2004. This result was basically explained by lower provisions for unfavorable casualty rate of MCh$8,608, partially offset by a higher cost regarding temporary premium of MCh$3,237 associated with higher contributions base on mandatory deductions from affiliate salaries. Lower provision for the unfavorable casualty rate of MCh$8,608 consisted almost entirely of an adjustment made against income for certain accumulative prior year catch-up adjustments effected through the predictive model which the Superintendency of AFP required us to record against net income rather than Shareholders equity.

Given the low rates in force, at historical levels under 3% (determining a high cost for casualty reserves), the insurance company’s balances were used to determine the minimum amount to be provisioned  (See “Item 4. Information on Provida– B. Business overview –Primary expenses”, for an explanation of when insurance company information versus internal predictive model is used to provision the life and disability obligation).

Therefore, the cost of provisions for higher casualty rate in 2005 corresponded to the contract that contemplates January/December 2005. However, the casualty rate model contemplates a lower expected cost of casualties since the forward rates of instruments with a similar duration to life annuities reflect a future growing trend, and therefore, lowers effective costs of disability casualties at their settlement (3 years later).

The remaining operating expenses increased by 22.6% or MCh$3,939 from MCh$17,641 for fiscal year 2004, to MCh$21,400 for fiscal year 2005, which were mainly affected by higher costs in data processing expenses MCh$1,428, administration MCh$1,015 and depreciation and amortization that together recorded a higher expense of MCh$1,213.

The higher computer expenses (data processing) mostly corresponded to expenses associated with the technological development “Unified Platform” and the externalization of maintenance service intended to seek better conditions of efficiency.

The higher administrative expenses were basically associated with the redesign of the commercial and distribution model implemented by the Company as part of the commercial strategy to improve assistance to the customer, and increase efficiency in operations. For this, the branches were modified according to different requirements, separating the sales and the pension advisory service from the transactional component. Consequently, the latter implied higher expenses for the externalization of processes such as collection, pension payments and saving withdrawals, as well as an increase in costs related to more enhanced level of infrastructure that in figures totaled 132 branch offices in 2005.

Consequently, our needs for investment in assets in order to successfully make the commercial strategy (infrastructure for headquarters and branch network) and the technological development “Unified Platform” (software license) negatively affected the level of expenses of depreciation and amortization during the period.

Operating Income

Due to the favorable evolution of fee income and other operating revenues, accompanied by lower operating expenses, the operating income significantly increased by MCh$13,489 or 40.7%, from MCh$33,125 for fiscal year 2004 to MCh$46,614 for fiscal year 2005.

Non-operating income (expenses) net

Non-operating income (expenses) decreased from an income of MCh$2,830 in fiscal year 2004 to a loss of MCh$2,185 in fiscal year 2005, representing a variation of MCh$5,015.

This result was partly explained by a lower other non-operating income (expenses) net of MCh$3,340, due to gains generated by sales of interests in equity-method investees in 2004. The lower result attained on the price level restatement of MCh$1,683 also contributed to this result, basically due to lower gains in exchange rate stemming from the dollar debt with Provida Internacional (appreciation of the Chilean peso against the dollar of 8.1% in fiscal year 2005) and the application of a higher inflation over the Company’s net liability exposure (3.6% in fiscal year 2005 versus 2.5% in fiscal year 2004).

The above was partially offset by the lower amount of the amortization of goodwill (MCh$287), where the appreciation of the Chilean peso against the dollar explained the savings with respect to the last year, since it implied a lower amount in pesos in the amortization of the goodwill associated with foreign investments.

Finally, the results of Related Companies increased from MCh$5,411 in fiscal year 2004 to MCh$5,509 in fiscal year 2005. This positive deviation was the result of the better performance of the electronic collection company PreviRed.com of MCh$390. On the contrary, the foreign related companies recorded a negative result of MCh$230 basically due to the elimination of AFP Crecer’s results in El Salvador in 2005 (sold in October 2004) and whose 2004 equity method income was MCh$736; adding the negative effect of the Chilean peso appreciation against the dollar in the comparative periods.

Isolating the effect of the exclusion of AFP Crecer's results, the earnings on foreign investment had increased 8.5%.

Income Taxes

Income taxes increased from MCh$7,135 in fiscal year 2004 to MCh$8,885 in fiscal year 2005, a higher tax expense of MCh$1,750 (24.5%). This deviation stemmed from higher earnings generated in the period and the consequent higher expenses of Ch$793, as well as higher deferred taxes of MCh$913. It is important to point out that deferred taxes are recorded on a discounted basis for the gains on mandatory investment. The tax authority has allowed the projection of this last obligation discounting it at a rate of a Central Bank’s instrument, which has evidenced a downward trend during fiscal year 2005.

Net Income

Net income increased from MCh$28,820 for fiscal year 2004 to MCh$35,544 for fiscal year 2005, an increase of 23.3% or MCh$6,724.

Impact of inflation and price-level restatement

Provida is required under Chilean GAAP to restate non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean currency. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods (See Notes 2 and 30).

Non-monetary assets and liabilities are generally restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

For practical reasons, the price-level restatement of trading securities is not accounted separately from the gain or loss on such securities. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price-level restatement on trading securities had been accounted for separately prior to restating trading securities at fair values.

In terms of the inflation impact on Provida’s results, inflation effects produce losses as a consequence of the Company’s net liability exposure.

The following table sets forth the calculation of the net effect resulting from the changes in the purchasing power of the Chilean currency:

	As of, and for the twelve months ended December 31
	(in millions of constant Ch$)
	2004	2005	2006
Shareholders’ equity	4,022	5,677	3,515
Other assets	(2,626)	(3,564)	(2,219)
Premises and equipment	(907)	(1,204)	(705)
Liabilities	85	16	11
Accumulated depreciation	169	252	166
Profit and loss accounts	533	779	450
Net loss (gain) from changes in the purchasing power of the currency	1,276	1,956	1,218

B.   Liquidity and capital resources

Overview

The Company’s principal uses of funds are for life and disability insurance expenditures, payments of personnel remunerations and other operating expenses, additional constitution of mandatory investments, dividend payments and the payment of short-term debt. Provida has financed these requirements by using cash generated from its operations, as well as through short-term debts. Management considers that these sources of funds will be sufficient to finance contemplated capital requirements, as well as payments of its obligations. Due to the business’ nature, Provida has significant cash flows related to fees received from mandatory and voluntary pension savings, which are estimated to continue performing similarly than previous years. Additionally, management considers that the growth of its customer portfolio, as expected, will continue to increase its working capital requirements, for which, the Company would be well positioned to finance such requirements.

In 2005, our cash and cash equivalent increased in the amount of MCh$286 million (ThUS$537) since the positive cash flows net from the operating activities were destined to financing and investments activities. During 2006, the variation of cash and cash equivalent was negative in MCh$649 (MUS$1.2), as a result of the negative cash flows net stemming from the financing and investments activities.

In 2007, the Company expects that the major cash needs may include:

-	payments and refinancing of short-term contractual obligations in the amount of MCh$14,000 (MUS$26);
-	budgeted capital expenditures of MCh$1,600 (MUS$3); and
-	budgeted cash dividends of approximately MCh$22,000 (MUS$41).

Moreover, capital requirements for 2007 should be financed through the combination of the existing capital sources and cash flows generated by operations and if necessary, by long and short term debt.

Sources and uses of funds

Cash and working capital. At December 31, 2005, the Company recorded a negative net working capital in the amount of MCh$41,775 (MUS$78), and at December 31, 2006, the negative working capital ascended to MCh$42,449 (MUS$80). Generally, Provida registers a negative working capital because one of its principal financing requirements is the mandatory investments portfolio, which is not considered as current assets. Additionally and to the extent necessary, the Company’s needs have been financed by short-term debts and it has maintained during the year provisions related to the unfavorable casualty rate to be paid to the insurer in the first quarter of the following year. However, a negative working capital position has not affected the Company’s ability to obtain financing.

Net cash provided by operations.  In 2006, it amounted to MCh$41,199 (MUS$77), representing a decrease of MCh$7,863 with respect to net cash provided by operations in 2005. Funds provided by operations consisted principally of fee income paid by the Company’s customers.

Net Cash Used in Financing Activities. In 2006, the Company’s financing activities included MCh$32,392 (MUS$61) of which Ch$192,098 million (MUS$361) are generated from the issuance of debt. These amounts were offset by MCh$193,305 (MUS$363) for repayment of bank borrowings, MCh$5,165 (MUS$10) for repayments of accounts due to related companies and MCh$29,516 (MUS$55) in dividends paid.

Net cash provided (used) in investing activities. Net cash used in investing activities was MCh$9,374 (MUS$18) in 2006, increasing by MCh$6,203 as compared to net cash  used in investing activities in 2005. The principal uses for investing activities in 2006 were MCh$7,429 (MUS$14) for the purchase of mandatory investments shares and MCh$5,506 (MUS$10) for the payment of Unified Platform software license.

C.   Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.   Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2006:

(MCh$ constant)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations
L&D Insurance	18,001	18,001	-	-	-
Unconditional purchase obligation	592	592	-	-	-
Operating leases	-	-	-	-	-
Total Contractual Obligation	18,593	18,593	-	-	-
Commercial Commitments
Banks lines overdrafts	24,546	24,546	-	-	-
Lease contracts	437	47	75	55	260
Total Commercial Commitments	24,983	24,593	75	55	260

Provida’s most material contractual obligation stems from the life and disability insurance policy signed with BBVA Seguros de Vida S.A. The premiums are paid every month and the adjustments for casualties once a year. The latter generates a liability with the insurer that is settled in the first quarter of the following year.

Unconditional purchase obligations are related to service contracts. See Note 31. The obligations for this concept represent the one-month lag for payment. Consequently, from the year 1 on, there is no obligation for this concept.

The Company’s operating leases are mainly related to branch offices and real estates for the Operations Area. These obligations are paid at the beginning of each month, so the Company does not record any obligation for this concept.

The use of the banks credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2006, the unused lines of credit amounted to MCh$50,114. Finally, Provida’s capital leases are basically connected with the financing of fixed assets (See Notes 15 and 12, respectively).

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYESS

A.   Directors and senior management

Provida’s Directors and senior management as of December 31, 2006 are as follows:

Directors(1) (4)	Position	Current Position Held Since	Term of Expiration
Gregorio Villalabeitia Galárraga (3)	Chairman of the Board of Directors	2005	2007
Gustavo Alcalde Lemarie	Vice - Chairman	2006	2008
Juan Prado Rey-Baltar	Director	2005	2008
Carlos Plá Royo	Director	2006	2008
Ximena Rincón González	Director	2006	2008
José Antonio Viera-Gallo Quesney (2)	Director	2006	2007
Alberto Pulido Cruz	Director	1999	2008

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.
(2)	On March 27, 2007, Mr .José Antonio Viera-Gallo submitted his resignation to his Director position in Provida in order to assume as Minister General Secretary of the State of Chile.
(3)
Mr. Gregorio Villalabeitia decided not to seek being reappointed to his position as Chairman of the Board of Directors either as Director of AFP Provida in the Ordinary Shareholder’s Meeting carried out in April 27, 2007.

(4)
The board of Directors was renewed in the Ordinary Shareholder’s Meeting held on April 27, 2007 where Mr. Gustavo Alcalde Lemarie, Alberto Pulido Cruz, Jesús del Pino Durán, Luis Fernando Ferreres Crespo, Ximena Rincón González, Juan Prado Rey-Baltar and Carlos Plá Royo were elected. In the Extraordinary Shareholder’s meeting held on May 9, 2007, Mr. Gustavo Alcalde Lemarie and Jesús del Pino Durán were elected as Chairman  and Vice Chairman respectively.

Senior Management (1)	Position	Current Position Held Since	Term of Expiration

Jorge Matuk Chijner (2)	Chief Executive Officer	2006	N/A
Juan Carlos Reyes Madriaza	Chief Operation Officer	1998	N/A
Joaquín Cortez Huerta (3)	Chief Investment Officer	1996	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning & Control Division Manager	2002	N/A
Gabriel Galaz González	Accounting & Consolidation Division Manager	2002	N/A
Alexia Cornejo Moreno	Operating and Market Risk Division Manager	2005	N/A
Arnaldo Eyzaguirre Miranda	Auditor	2003	N/A
Andrés Veszpremy Schilling	General Counsel	2002	N/A

N/A: Not applicable
(1)	None of the above mentioned Executive Officers individually owns one percent or more shares of the Company.
(2)
In the Board of Directors’ meeting held on December 20, 2006, it was informed that the Chief Executive Officer Mr. Jorge Matuk Chijner presented his resignation to his position to assume as Business Director of Pensiones y Seguros América of BBVA Group, in Madrid, Spain. The Board of Directors unanimously accepted Mr. Matuk’s resignation as of February 1, 2007 and designated to Mr. Ricardo Rodriguez Marengo as the new Chief Executive Officer, who was performing as Chief Commercial Officer in AFJP BBVA Consolidar in Argentina.

(3)
In the Board of Director’s meeting held on March 8, 2007 the Chief Executive Officer Mr. Ricardo Rodriguez Marengo, informed that Mr. Joaquín Cortez Huerta would leave his position as Chief Investment Officer at the end of April 2007 in order to assume new tasks in the investment area of Pensiones y Seguros Unit of BBVA Group.

Directors

Until April 27, 2007, Gregorio Villalabeitia Galárraga was the Chairman of the Board and Director of Provida, positions that he maintained since 2005. He received a degree in law and economics from the University of Deusto in San Sebastián, Spain.

Gustavo Alcalde Lemarie was the Vice Chairman of the Board and has been Director of Provida since 2006. Currently, he is the Chairman of the Board of Directors. He received his commercial engineering degree from the University of Chile.

Juan Prado Rey-Baltar holds the position of Director of Provida since 2005. He received an economics degree from the Universidad del País Vasco, Spain.

Carlos Plá Royo has been Director of Provida since 2006. He received an economics degree from the Universidad de Barcelona and a MBA of ESADE, Spain.

Ximena Rincón González has been Director of Provida since 2006. She received her law degree from the University of Chile.

Until March 27, 2007, José Antonio Viera-Gallo Quesney was Director of Provida, a position that occupied since 2006. He received his law degree from the Catholic University of Chile.

Alberto Pulido Cruz has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile.

Senior Management

Jorge Matuk Chijner was Chief Executive Officer from 2006 until February 1, 2007. He received a business administration degree from the Catholic University of Peru.
Juan Carlos Reyes Madriaza has been Chief Operation Officer since 1998. From 1994 to 1998 he served as Production Division Manager in Provida. He received a mathematics civil engineering degree from the University of Chile.

Until April 30, 2007, Joaquín Cortez Huerta was Chief Investment Officer since 1996. He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago in USA.

Carlo Ljubetic Rich has been Chief Commercial Officer since 2000. He received an industrial engineering degree from University of Santiago of Chile.

Mauricio Araya Ahumada has been Human Resources Manager since 2006. He received a commercial engineering degree and an MBA in the Catholic University of Valparaiso, Chile.

María Paz Yáñez Macías has been Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

Gabriel Galaz Gonzalez has been Accounting & Consolidation Division Manager since 2002. He obtained his degree in mathematics and physics from the University of Santiago of Chile.

Alexia Cornejo Moreno has been Operating and Market Risk Division Manager since 2005. Mrs. Cornejo previously held the position of Operating Control Division Manager. She received her degree as accounting auditor from the University of Talca, Chile.

Arnaldo Eyzaguirre Miranda has been the auditor in charge of the Controller Division since 2003. He received his commercial engineering degree from the Metropolitan Technological University of Chile and his accounting auditor degree from the Central University of Chile.

Andrés Veszpremy Schilling has been General Counsel since 2002. He received a law degree from the University of Chile and a Master of Laws in International Legal Studies from the American University in the United States of America.

B.   Compensation

In 2006, the total compensations paid to each director of Provida were as follows:

Directors	Per Diem
(in thousands of constant $Ch as of December 31, 2006)
Miguel Angel Poduje Sapiaín (1)	6,884
Fernando Léniz Cerda (2)	5,505
Ximena Rincón González	36,652
José Antonio Viera-Gallo Quesney	36,652
Alberto Pulido Cruz	42,158
Total	127,852

(1) Vice President of the Board of Director, and Director of Provida until April 21, 2006
(2) Director of Provida until April 21, 2006.

The per diem compensation paid by Provida to all Directors in fiscal year 2006 was MCh$128, a 95% increase year over-year.

The aggregate compensation of Provida’s senior management during fiscal year 2006, including 21 managers (area and division) and 36 department chiefs, was MCh$2,342. Severance payments made during 2006 to all executives who left the Company for different reasons totaled MCh$27.

The Company has maintained the plan of variable incentives known as “Direction Oriented to Results” (DOR) currently implemented for managers and department chiefs. This evaluation system is focused on the employees’ reaching quantitative and tactics objectives previously defined for each executive. Its payment is conditioned to the level of specific goal achievements and the contribution made by each executive, through calculation of methodological evaluating process.

C.   Board practices

Provida follows the corporate governance policies and guidelines established under Chilean laws. Provida is administered by a Board of Directors that ordinary meets once a month, which in conformity with the current Company’s by-laws, comprises seven members elected in the Ordinary Shareholders’ Meeting for a two year term. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s board consists entirely of “non-management” directors.

None of the directors has service contracts with the Company or with any of its subsidiaries that imply benefits upon finishing their tasks.

Directors Committee

According to the Law N° 19,705 passed in December 2001, which regulates public share offers and establishes regulations on interest conflicts; and Circular 1,526 of February 2001 issued by the SVS, the concept of a “Directors Committee” was created. At the Board of Directors’ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions entered into by the former Audit Committee, that under Chilean law, the members of this committee are not required to be independent as is further detailed in the chart Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

Among the matters reviewed by the Committee are the proposal of external auditors, examination of reports prepared by the external auditing firm, approval of additional services to be granted by the external auditing firm, analysis of reports made by the Controller Division of Provida, review of resolutions and notes issued by regulatory organizations and the approval of transactions with related parties. During 2006, it is worth mentioning by the amount of money involved: amendment to the services contract with Unemployment Fund Administrator of Chile S.A., rental of real state from and to Banco Bilbao Vizcaya Argentaria Chile S.A. and trademark license contract with AFP Génesis Administradora de Fondos and Fideicomisos S.A., for the trademark license “Provida”. For this, during fiscal year 2006, the Director Committee did not incur in any expense, except for compensations to its members.

During 2006, the Board of Director comprised Mr. Fernando Léniz Cerda, Mr. Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar until April 2006 and from that date onwards by Mr. Gustavo Alcalde Lemarie, Mr. Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar. This committee met eight times also attending the Chief Executive Officer Mr. Jorge Matuk Chijner, the Auditor Mr. Arnaldo Eyzaguirre Miranda, the Committee Secretary Mr. Andrés Veszpremy Schilling and occasionally by the partners of the external auditing firm Deloitte.

During the fiscal year 2006 the Directors’ Committee did not incur in any expenditures, but only in compensations for its members. The total fees paid to each director in 2006 for their participation in the Directors’ Committee was as follows:

Directors	Fees
(in thousands of constant $Ch as of December 31, 2006)
Fernando Léniz Cerda(1)	1,210
Alberto Pulido Cruz	3,227
Total	4,437
(1) Director of Provida until April 21, 2006

In the Ordinary Shareholder’s meeting held on May 9, 2007 the member of the Director’s Committee were elected as follows: Mr. Gustavo Alcalde Lemarie designated by the Board of Directors as the financial expert, Mr.Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar.

Significant differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

As a “foreign private issuer” (as defined under the United States Securities Exchange Act of 1934, as amended) that is listed on the New York Stock Exchange (“NYSE”), Provida is required by the NYSE to provide a brief general summary of the significant ways in which the Company’s corporate governance standards, which are dictated by Chilean corporate law, differ from those followed by U.S. companies under NYSE listing standards.

Provida is a listed company of which more than 50% of the voting power is held by another company, BBVA Pensiones Chile S.A., which owns 51.6% of our outstanding voting shares and are therefore a “Controlled Company” under the Section 303A of the NYSE Listed Company Manual. This means that Provida is exempt from compliance with the requirements of Sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual. The Company has chosen to take advantage of this exemption, not requiring maintaining independent directors, a nominating/corporate governance committee composed entirely of independent directors or a compensation committee composed entirely of independent directors under these NYSE rules.

With respect to the remaining provisions of Section 303A of the NYSE Listed Company Manual that do apply to Provida, the following chart indicates the significant ways in which its corporate governance practices differ from those required of U.S. companies under such rules:

NYSE listed company manual requirement for U.S. issuers	Provida Corporate Governance standards under Chilean Law
Section 303A.01 requires companies to maintain independent directors, as defined in Section 303A.02.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.
Pursuant to the Chilean Corporations Law, Provida must determine whether the members of its Directors Committee (all of whom are members of our board of directors) are independent.
The definition of independence applicable to us pursuant to the Chilean Corporations Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.
Under the Chilean Corporations Law, a director is deemed to be an independent member of the Board of Directors or Directors Committee if such member would have been elected as a director at the shareholders meeting after excluding the votes of any controlling shareholder or party related to it.

Section 303A.03 requires that non-management directors must meet at regularly scheduled executive sessions without management.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.  Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-management” directors, making separate meetings unnecessary.

Under Section 303A.06, the audit committee must satisfy the requirements of rule 10A-3 of the Exchange Act.
The Directors Committee satisfies the 10A-3’s exemption for Board of Auditors (or similar body) or statutory auditors committee that meets certain criteria enumerated therein (See “Item 16. D. Exemptions from the listing standards for Audit Committees”).

Under Section 303A.07, certain companies are subject to additional requirements for their audit committees.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.  Under Chilean law, our Directors Committee has assumed the functions of the former Audit Committee and it is not required to meet these additional requirements.

Under Section 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. Under Chilean law, Provida’s compensation policies do not provide for equity compensation.  Thus, shareholder votes are not currently necessary. However, shareholders would nonetheless not be entitled to vote if the Company chose to implement an equity compensation plan in the future.

Under Section 303A.09, listed companies must adopt and disclose corporate governance guidelines.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. The Company follows the rules regarding adoption and disclosure of corporate governance guidelines established by Chilean Law.

NYSE listed company manual requirement for U.S. issuers	Provida Corporate Governance standards under Chilean Law
Under Section 303A.10, listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.

Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. However, the Company has a code of conduct which governs the Company’s business conduct and ethics for directors and employees. See “Item 16B. Code of Ethics.”

The above description of corporate governance differences between NYSE rules and Provida Corporate Governance Practices under Chilean Law is included in English in our website address at www.bbvaprovida.cl

D.   Employees

The following chart sets forth Provida’s organizational structure and related numbers of employees for major operating areas as of March 31, 2007:

Total number of employees as of March 31, 2007: 1,625

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the General Counsel, the Auditor, the division managers of Human Resources, Planning & Control, Accounting & Consolidation and the area officers of Marketing and Sales, Investments and Operations. Provida’s executive officers are appointed by the Board of Directors and hold the position at its discretion.

As of December 31, 2006, Provida had 1,622 employees, of which 653 employees were members of the sales force, representing 40% of its total staff. As of December 31, 2005, Provida had 1,551 employees, of which 550 were members of the sales force, representing 35% of its total staff. As of December 31, 2004, Provida had 1,597 employees, of which 555 employees were members of the sales force, representing 35% of its total staff.

Labor relationships

Provida has good relations with its employees and its labor unions and has not experienced a strike or walk out so far.

Provida’s workers are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986 and is the oldest one. At March 31, 2007 its membership constituted 39.3% of the Company’s total labor force, of which 541 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacionalde Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and represents only administrative employees. At March 31, 2007 its members represent 31.3% of the Company’s employees.

In December, 2006 a new collective bargaining agreement was presented. The result was a new agreement between the two parties, which was materialized with new collective contracts with Labor Union N° 1 and Labor Union N° 2. These agreements will be in effect until January 31, 2009 and December 31, 2008, respectively.

E.   Share ownership

The shares registered on behalf of directors and executives at December 31, 2006 are the following:

Name of Shareholder	Position	Number of Shares of Common Stock Owned
Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589
Mario Picero Castro	Manager	1,905

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The Administradora de Fondos de Pensiones Provida S.A. is a publicly traded corporation with an equity divided into 331,316,623 common shares single series, in nominative registered form, without par nominal value and granting to shareholders one vote to each one of the shares. Since July 1, 1999, Provida is controlled by its principal shareholder BBVA Pensiones Chile S.A., with a participation of 51.62% in the capital stock, which is indirectly wholly owned by Banco Bilbao Vizcaya Argentaria. S.A. The balance of the subscribed and paid shares is distributed among small local and foreign investors including directors and executives of Provida with an individual participation lower than 1%.

At December 31, 2006, shares were distributed as it follows:

Name of shareholder	Number of shares of common stock owned	Percentage ownership
BBVA Pensiones Chile S.A. (1)	171,023,573	51.62%
The Bank of New York (2)	90,457,335	27.30%
Directors and Executive Officers	117,273	0.04%

(1) Corporation constituted in Chile whose major shareholder is Banco Bilbao Vizcaya Argentaria – Spain.
(2) Depositary Bank of ADS, Banco de Chile acting as a custodian.

B.   Related party transactions

Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or in similar terms to those usually prevailing in the market. Directors and executive officers breaching Article 89 are liable for losses resulting from such breach. Furthermore, the Chilean Corporate Law –Article 44–establishes that any transaction in which a Director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has been informed of this fact and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the Company’s shareholders in the next Shareholders’ meeting. Breaching Article 44 may result in administrative or criminal penalties and public liability to the Company, shareholders or third parties that may have losses as a result of such breach. In certain circumstances, Provida has entered into transactions with related parties or with entities that have relationships with certain of its directors. All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Corporate Law.

During recent years, Provida has entered into transactions with companies related by ownership, including BBVA Pensiones Chile S.A., BBVA Corredores de Bolsa S.A., Banco Bilbao Vizcaya Argentaria Chile S.A. (BBVA Chile S.A.), BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A. and BBVA Bancomer Servicios S.A.

BBVA Pensiones Chile S.A. is the main shareholder of Provida. The transactions with this entity in 2006 were related to the licensing from BBVA Pensiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and its maintenance services, both corrective and developing, of the new Unified Platform to be used in the Maintenance Center of BBVA Pensiones Chile S.A.

BBVA Corredores de Bolsa S.A. is a subsidiary of BBVA Chile S.A. BBVA Group is the main shareholder of both Provida and BBVA Corredores de Bolsa S.A. The transactions with this entity are financial services rendered to Provida.

BBVA Chile S.A. There is a relationship through the major common shareholder BBVA Group. The transactions with this entity are lease contracts, services of collection, savings withdrawals and pension payments, overdraft lines and loans.

BBVA Compañía Seguros de Vida S.A. There is a relationship through the major common shareholder BBVA Group. In 2003, BBVA Compañía de Seguros de Vida S.A. was awarded the bidding of Provida’s life and disability insurance for a coverage period of 17 months from August 2003 until December 2004. Later on, in a new bidding process BBVA Compañía de Seguros de Vida S.A. was again awarded Provida’s life and disability insurance contract for an undefined period from January 1, 2005.

Servicios de Administración Previsional S.A. In March 2002, Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. As per this agreement, Provida loaned to PreviRed.com UF12,852 (approximately ThUS$440), with a monthly interest to be established on the basis of the average of the last 5 days of the corresponding month of the TIP (average interest rate), as informed by the Central Bank for non-index loans with maturity between 30 and 89 days. Such contract expired on December 31, 2003 and was renewed 50% until the end of 2007 and the remaining 50% until the end of 2008. Additionally, PreviRed.com renders services to Provida regarding electronic collection services, password administration, data processing and data transfers.

Unemployment Funds Administrator of Chile S.A. Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed the aggregate debt in the amount of UF 400,000 in accordance with Provida’s equity-method investee (37.8%) equivalent to MCh$2,772 (approximately US$5). This guarantee is required in order that such entity may comply with certain requirements of credit operations refereed to the eventual coverage of guaranty bills and respective promissory notes. The guarantee expires in January 2012.

BBVA Bancomer Servicios S.A. There is a relationship through the major common shareholder BBVA Group. Starting 2005, this entity began to render services regarding processing of the Company’s and Pension Funds’ data in the Processing Center BBVA Bancomer Services in Mexico.

For fiscal years 2005 and 2006, the details of the related companies’ transactions are disclosed in Note 32.

The detail of transactions with related parties at March 31, 2007 is as follows:

Company	Transaction	Amount of transactions			Effect on income (charge) credit
			Mar-06	Mar-07		Mar-06	Mar-07
			(In constant of MCh$ at March 31, 2007)

BBVA Pensiones Chile S.A.	Software Purchase	MCh$	3,392	5,627	MCh$	(227)	(302)
	Software Maintenance Service (CMA)	MCh$	551	287	MCh$	(551)	(287)

BBVA Corredores de Bolsa S.A.	Financial services	MCh$	19	34	MCh$	(19)	(34)

BBVA Chile S.A.	Lease branches, BBVA Tower	MCh$	419	416	MCh$	419	416
	Lease branches, Huérfanos-Banderas	MCh$	187	200	MCh$	(187)	(200)
	Lessee Overhead	MCh$	67	73	MCh$	(67)	(73)
	Lessor Overhead	MCh$	116	113	MCh$	116	113
	Pension payments services	MCh$	133	146	MCh$	(133)	(146)
	Collection contract	MCh$	334	327	MCh$	(334)	(327)
	Line of credit	MCh$	14,661	14,207	MCh$	(202)	(196)
	Withdrawal saving services	MCh$	65	53	MCh$	(65)	(53)
	Expenses for current account maintenance	MCh$	3	4	MCh$	(3)	(4)

BBVA Compañía de Seguros de Vida S.A.	Paid premiums	MCh$	9,749	10,446	MCh$	(9,749)	(10,446)
	Casualty rate provision	MCh$	14,373	6,137	MCh$	(14,373)	(6,137)
	Financial Revenues	MCh$	0	897	MCh$	0	897
	Premium liquidation payments	MCh$	14,373	18,053	MCh$	0	0

Servicio de Adm. Previsional S.A.	Electronic collection service	MCh$	87	133	MCh$	(87)	(133)
	Loan	MCh$	277	293	MCh$	5	6
	Password administration	MCh$	10	10	MCh$	(10)	(10)
	Data Processing	MCh$	5	5	MCh$	(5)	(5)
	Archive transfer	MCh$	3	3	MCh$	(3)	(3)

Administradora de Fondos de Cesantía Chile S.A.	Technological advisory and services	MCh$	97	84	MCh$	97	84
	Mercantile current account	MCh$	292	348	MCh$	0	0

BBVA Bancomer Servicios S.A	Data Processing	MCh$	516	212	MCh$	(516)	(212)

During fiscal year 2006 and the first quarter of 2007, the Board of Directors approved the following transactions with related parties; all of them reflect terms and conditions similar to those prevailing in the market:

Board of Directors on January 26, 2006

-
Modification of the services contract with Unemployment Funds Administrator of Chile S.A. (AFC), through which the remuneration for services rendered by Provida to AFC was reduced in the following items: (i) clause 10.1 decreases from UF26 to UF16; (ii) clause 10.2 letter a) decreases from UF0.038557 to UF0.023381 and (iii) clause 10.2 letter b) decreases from UF0.073042 to UF0.056342.

-
Sub-lease contract of real estate occupied by BBVA Chile S.A., through which BBVA sub-leases to AFP Provida a total area of 45.02 square meters of the real state located at 3,023 Los Trapenses street, Santiago city, for a monthly amount of UF14.86.

-	Lease contract of Provida’s real state to BBVA Chile S.A. for a total area of 184 square meter of the real state located at 61, Arturo Prat street, Rengo city, for a monthly amount of UF34.96

Board of Directors on June 22, 2006

-
Hiring of services rendered by Servicios de Administración Previsional S.A., Previred.com, for the issuance of certificates of affiliates’ contribution for financial institutions, as previously agreed upon.

Board of Directors on July 27, 2006

-	Rental of offices N° 509, 510, 511 and 512 of building la Merced to BBVA Chile S.A., located at 669 Huérfanos street, Santiago, for a monthly total amount of UF 106.7.

Board of Directors on September 26, 2006

-
Service contract with BBVA Pensiones Chile S.A. through which this entity renders self-consultant services to Provida’s affiliates through computer terminals. The self-consultant services generate certificates regarding progressive vacations, pensions, contributions paid, pending contributions, password requests, among others. The value of each transactions is Ch$25, corresponding to the project cost for BBVA Pensiones in the following 5 years.

-
Real estate leases with BBVA Pensiones Chile, through which Provida rents to this entity areas in the branch offices located in Antofagasta, Coquimbo, San Felipe, Linares, Punta Arenas and Santiago (headquarters and Providencia) to install self-consultant terminals (previously described). The monthly rent was fixed at UF1.20 in Antofagasta, UF 0.51 in Coquimbo, UF 0.26 in San Felipe, UF 0.24 in Linares, UF 0.30 in Punta Arenas, UF 0.42 in headquarters and UF 0.42 in Providencia.

-	Lease contract with BBVA Chile S.A. of areas for a monthly amount equivalent to UF 34.58.

-
Lease contract with BBVA Corredora Técnica de Seguros Ltda. for areas located at (i) 1490 Agustinas Street for a monthly amount of UF 5.52, (ii) 906, Moneda Street, second floor, for a monthly amount of UF 4.29, and (iii) 100 Pedro de Valdivia Street, BBVA tower, for a monthly amount of UF 6.72.

-
Modification of contract with Unemployment Funds Administrator of Chile S.A (AFC) through which the rendering services contract is divided in two contracts: in the first contract, services include VAT, and in the second contract, services are VAT exempted. This agreement includes: (i) an indemnity clause in favor of AFC in the case of closing an AFP’s office, which operates as an AFC’s customer assistance center for a total amount equivalent to UF80, (ii) elimination of collection services rendered to AFC and (iii) modification of remuneration structure, maintaining it in the amount of UF60, which can be detailed in: UF26 for monthly fixed remuneration regarding benefits claims services, equivalent to 675 claims, and UF34 that equates to 104,762 lines of detail, both valued at the respective tariffs.

-	Trademark license Contract with AFP Génesis Administradora de Fondos and Fideicomisos S.A. in Ecuador, for the trademark license “Provida” to such entity for a yearly amount equivalent to ThUS$600.

-	Subscription of a contract to render pension services to AFP Génesis Administradora de Fondos y Fidecomisos S.A. in Ecuador, for a yearly total amount of US$283,500.

Board of Directors on November 20, 2006

-
Sub-hiring services from Administración Previsional S.A. (PreviRed.com) regarding electronic collection services from INP (former Government pension system), according to the contract subscribed with all Pension Funds Administrators, which was renewed for one more year.

Board of Directors on January 25, 2007

-
Contract with BBVA Comercializadora Ltda. to sell Voluntary Pension Savings accounts (APV) through which Provida will pay to such entity a fixed fee of MCh$33 plus VAT on monthly basis. Under this agreement, BBVA Comercializadora Ltda. will receive a variable fee for:

i) transfer of APV funds of Provida’s affiliates equivalent to 1.1% plus VAT of the fund amount transferred;
ii) transfer of APV funds of affiliates not belonging to Provida equivalent to 1.5% plus VAT of the fund amount transferred;
iii) opening of APV accounts equivalent to 5% plus VAT of voluntary contribution amount on monthly basis of dependent affiliates for indefinite term. This fee will be only charged in relation with monthly contributions equal or superior than UF2.7. In those cases that affiliates belong to BBVA Group in Chile, the fee will be 2.5% plus VAT of the voluntary contribution amount on monthly basis;
iv) deposits by agreement equivalent to 1.1% plus VAT of the deposit amount of Provida’s affiliates and 1.5% plus VAT of deposit amount of affiliates not belonging to Provida. This fee will not be charged if the affiliate belongs to BBVA Group in Chile.

-	Capital increase of UF49,659 in Unemployment Funds Administrator of Chile S.A. under which Provida must pay and subscribe 37.8% of such capital increase.

C.   Interests of experts and counsel

None.

Item 8.   FINANCIAL INFORMATION

A.   Consolidated statements and other financial information

See “Item 3. Key information – Selected financial data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the ordinary shareholders’ meeting held on April 30, 2004, the Board of Directors reported its intention of paying annual dividends for the twelve months ended December 31, 2004 for an aggregate amount equivalent to 90% of Provida’s net income, a proposal that was ratified in the Ordinary Shareholders’ meeting on April 29, 2005. In such Shareholder’s meeting, the Board of Directors announced its intention of paying annual dividends for the twelve months ended December 31, 2005 for a total amount equivalent to 90% of Provida’s net income, a proposal that was ratified in the Ordinary Shareholders’ meeting on April 21, 2006. Finally, in such meeting the Board of Directors announced its intention of paying annual dividends corresponding for period 2006 for a total amount equivalent to 50% of Provida’s net income, which was ratified in the Ordinary Shareholder’s meeting held on April 27, 2007.

Dividends per share of each respective period (in Ch$ as of December 31, 2006)
	2004	2005	2006

Total dividend	78.29	96.55	66.58
Dividend ratio (1)	90%	90%	50%

(1)	Annual dividends for the corresponding annual net income.

B.   Significant changes

None.

Item 9.   THE OFFER AND LISTING

A.   Offer and listing details

Provida estimates that during 2006, its common stock was traded on approximately 95% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos of common stock listed on the Santiago Stock Exchange and the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange and the high and low trading prices for the most recent five month period in pesos per share of common stock and in dollar per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively (See “Presentation of Information” for the exchange rates applicable during the periods set forth below).

	Santiago Stock Exchange		NYSE
	Ch$ per share (1)		US$ per ADS (2)
Period	High	Low	High	Low
2002	1,175.00	980.00	26.61	20.16

2003	1,190.00	1,033.00	28.21	21.62

2004	1,235.00	965.00	29.95	24.30

1st Quarter 2005	1,040.00	966.90	27.95	24.51
2nd Quarter 2005	1,036.00	940.00	27.15	24.05
3rd Quarter 2005	1,075.00	960.00	30.15	25.20
4th Quarter 2005	1,055.00	935.00	30.24	27.10

1st Quarter 2006	1,000.00	935.00	28.99	26.00
2nd Quarter 2006	940.00	850.00	27.49	23.20
3rd Quarter 2006	940.00	856.75	26.25	23.45
4th Quarter 2006	950.00	900.00	26.69	25.22

1st Quarter 2007	1,049.00	855.00	29.68	23.35
January 2007	930.00	857.00	25.77	23.35
February 2007	930.00	855.00	25.45	24.18
March 2007	940.00	855.00	26.49	25.13
April 2007	1,049.00	922.00	29.68	25.68
May 2007	1,044.10	970.00	29.99	27.94
June 15, 2007(3)	1,070.00	1,000.00	30.62	27.94

(1) Pesos per share reflect the nominal closing price at the trade date.
(2) Each ADS represents 15 shares.
Source: Santiago Stock Exchange – Official Quotations Bulletin.
(3) Information through June 15, 2007

As of June 15, 2007 the closing trading price for Provida’s common stock in the Santiago Stock Exchange was Ch$1,070.00 per share or US$30.49 per ADS, with each ADS representing fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$526.43 = US$1.00 in the same date.

As of June 15, 2007 the closing trading price for the ADS on the New York Stock Exchange was US$30.62 per ADS.

It is not possible for Provida to determine the proportion of ADSs beneficially owned by American persons.

B.   Plan of distribution

Not applicable.

C.   Markets

General

The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile that are regulated by the SVS. Certain elements of Chile’s stock markets, including pension fund investors, are highly regulated with respect to investment and compensation criteria, even though Chile’s stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information use.

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares with 48 shareholders. As of December 31, 2006, 244 companies had shares listed on the Santiago Stock Exchange that is the most important exchange in Chile, accounting for 86% of all equity traded in Chile. Approximately 13% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 1% of equity is traded on the Valparaiso Stock Exchange.

Equities, investment funds shares, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a forward market with two instruments: U.S. dollar futures and Selective Shares Price Index (the “IPSA”) futures and, in 1994, a stock options market was opened. Equities are traded through an electronic system called Telepregón that operates continuously from 9:30 to 16:30. The Electronic Stock Exchange of Chile operates continuously from 9:30 to 16:30 on each business day.

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of more than 180 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the 40 most traded stocks. Shares included in the IPSA are weighted according to the share’s value traded, and represent, more than 60% of the entire market capitalization. Currently Provida’s common stocks are included in the IGPA.

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2002	49.8	3,399.1	102.37	111.06
December 31, 2003	85.3	7,544.2	149.62	164.90
December 31, 2004	116.0	7,270.1	182.78	199.52
December 31, 2005	135.9	20,364.1	187.76	218.17
December 31, 2006	175.0	28,701.6	252.36	299.11

(1) U.S dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.
Source: Santiago Stock Exchange.

Volatility

The IPSA has increased at an annualized real rate of 16.4% (with a standard deviation of 22.7%) for the period between December 31, 2001 and December 31, 2006. During 2006, the IPSA grew by 33.6% in real terms. As the table below shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2002	(9.6)	(17.8)
2003	44.6	46.9
2004	19.3	18.2
2005	(0.9)	5.5
2006	31.0	33.6

Source: Santiago Stock Exchange.

Liquidity

As of December 31, 2005 and 2006, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$135.9 billion and US$175.0 billion, respectively. The ten companies with the largest equity on the Santiago Stock Exchange represented around 70% of the IPSA index market capitalization in both 2005 and 2006. The average monthly trading volumes for the years ended December 31, 2005 and 2006, were MUS$1,697 and MUS$2,392, respectively.

Foreign ownership

Foreign investment in Chile is governed by Decree Law N° 600 and by the Central Bank Act. Capital and earnings can be remitted through the formal exchange market. Moreover, an investment in Chilean shares by foreigners through an ADS program is regulated by the Central Bank Act and by Chapter XXVI, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed on April 2001, it is still applicable for foreign investment contracts executed before that date (See “Item 10. Additional Information— D. Exchange Controls”).

Foreign capital investment funds (“FCIF”) are ruled by Law N° 18,657, and receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in case capital may not be remitted earlier than five years after the investment is made, although earnings may be remitted at any time. An FCIF may hold a maximum of 5% of shares of a specific company, although this might be increased if the company issues new shares. Furthermore, no more than 10% of an FCIF’s assets may be invested in a specific company’s stock, and no more than 25% of the current outstanding shares of any listed company may be owned by FCIFs, taken together.

Market information

Since November 16, 1994, Provida’s ADS have been listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one share of Common Stock, while after the increase in Provida’s paid-in capital it came to represent fifteen shares of Common Stock. Until February 7, 1996, the ADSs were guarded by The Chase Manhattan Bank N.A. as depositary. Since that date, Provida’s ADS have been guarded by the Bank of New York as the successor depositary (the “Depositary”).

During the fiscal year 2006, a total of 179,775,312 of Provida’s common stocks were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, equivalent to 54.3% of the shares of common stocks.

In the Chilean stock market a total of MCh$123,788 (MUS$233) was traded, lower in 4.5% than the figure recorded last year, and a total of MUS$95 was traded in New York, higher in 26.3% than in 2005. In total, MCh$174,365 (MUS$328) was traded, equivalent to 190.5% of the Company’s paid-in capital.

The breakdown by each Stock Exchange for the fiscal year 2006 is as follows:

-	A total of 33,802,485 common stocks of Provida were traded in the Santiago Stock Exchange for a total of MCh$31,009. The average price reached Ch$917 per share.

-	A total of 90,666,865 common stocks of Provida were traded in the Electronic Stock Exchange for a total of MCh$92,685.

-	A total of 114,962 common stocks of Provida were traded in the Valparaiso Stock Exchange for a total of MCh$94.

-	A total of 3,679,400 ADRs (1 ADR represents 15 common stocks) were traded in the New York Stock Exchange for a total of MUS$95.

D.   Selling shareholders

Not Applicable.

E.   Dilution

Not Applicable.

F.   Expenses of the issue

Not Applicable.

Item 10.   ADDITIONAL INFORMATION

A.   Share capital

Not Applicable.

B.   Memorandum and articles of association

Organization and register

Provida is a Corporation organized under Chilean laws. The Company’s deed of incorporation was executed on March 3, 1981 and was subscribed to in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification of the Company’s by-laws was approved in the Extraordinary Shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced to seven. The current Company’s by-laws have been filed as an exhibit to this annual report.

Purpose

The Company’s amended and restated by-laws  in the Article 4 establishes its corporate purpose as follows: “The Company’s exclusive purpose is (i) to manage the Pension Funds established by law; (ii) to provide and administer the benefits established in the Decree Law 3,500 from 1980 and its amendments and those specifically authorized by other present or future legal dispositions; (iii) to constitute and/or participate, complementing its line of business, in related corporations pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) to carry out activities authorized by law constituting and/or participating in related companies or united corporations authorized by law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) constitute and/or participate in corporations constituted as securities custody companies referred to in Law 18,876”.

Board of Directors

Provida’s management is vested in its Board of Directors. According to the Company’s by-laws, the Board of Directors comprises seven members, who may be reelected. They hold their positions for two years and after this time new elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings is full attendance of its members, and all resolutions require unanimous approval. Additionally:

(a)
there are no clauses in the Company’s by-laws relating to the power of directors or officers to vote on a proposal in which there is or might be a conflict of interest. However, under the Chilean law, the Board of Directors must decide previously whether a transaction fulfills equity conditions similar to those currently effective in the market. If it is deemed impossible to determine those conditions, the Board may approve or reject the transaction or appoint two experts requesting that they issue a report on that transaction. In the last case, Directors with interests shall be excluded from all the Board’s decisions related to such transaction;

(b)	the aggregate compensation of the Board of Directors is fixed at the Ordinary Shareholders’ Meeting;

(c)	there are no provisions in the Company’s by-laws relating to the borrowing powers of the directors;

(d)	there are no provisions in the Company’s by-laws setting forth age limits or retirement requirements for directors and officers;

(e)	as per the Company’s by-laws, Directors do not need to be Company’s shareholders to be appointed.

Shares

The Company’s share capital is divided into 331,316,623 ordinary shares of the same series. Each ordinary share entitles the holder thereof to one vote and to share in any distributions in proportion to the number of shares that they own. The Ordinary shares’ holders have the right to subscribe for new shares that may be issued by the Company from time to time in proportion to the shares they hold at the time of the increase. Additionally:

(a)
there are no clauses in the by-laws setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. However, in accordance with the rule currently in force, if five years pass since a dividend was available for a shareholder and its subscription price has not been received, the dividend will go to the Chilean Fire Department;

(b)	there are no clauses in the by-laws concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting;

(c)
all shares have the right to participate in the Company’s net income. According to its by-laws, the Company is required to distribute annually a cash dividend to all shareholders in proportion to the shares of at least thirty-percent of each fiscal year’s net income;

(d)
in case of liquidation, which would be carried out by the SAFP, managed pension funds would also be liquidated. Pursuant to the law, all shares have the same right to be distributed with any surplus in case of the Company’s liquidation after having settled all pending debts;

(e)	there are no redemption provisions in the by-laws;

(f)	there are no sinking fund provisions in the by-laws;

(g)	all the Company’s shares are issued and fully paid. Consequently, shareholders are not subject to further capital requirements;

(h)	there are no clauses in the Company’s by-laws discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

In order to modify the shareholders’ rights, the by-laws must be amended to reflect such modification. By-laws can be amended only through a resolution passed at the Extraordinary Shareholders’ Meeting.

According to the by-laws, Shareholders’ Meetings can be Ordinary or Extraordinary. The Ordinary Shareholders’ Meeting must take place within four months from the close of each fiscal year. Any other shareholders’ meeting is an Extraordinary Shareholders’ Meeting. Generally, the Board of Directors calls the Shareholders’ Meeting; however, it can be called by the SAFP, other institutions authorized by law or by shareholders representing at least 10% of the issued and fully paid shares. Notification of the meeting must be published in a newspaper of general circulation, in the domicile of the Company three times during three different days.

The by-laws do not describe any limitation on the rights to own Company’s shares.

There are no clauses in the by-laws governing the ownership threshold above which shareholder ownership must be disclosed. Nevertheless, in accordance with the law, if a controller shareholder had 66.66% of the capital stock of the society, he would be forced to make a public offering (“IPO”) for the rest of shareholders, within a period and form established by law.

There are no clauses in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

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

Foreign Investment Contract (the “Contract”) among the Central Bank, Provida and the Depositary pursuant to the Central Bank Act – Article 47 – and Chapter XXVI – Compendium of Foreign Exchange Regulations – of the Central Bank, which addressed the issuance of ADS by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established in the former Compendium. Chapter XXVI has been repealed. Notwithstanding the aforementioned, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore, for the purpose of the Contract, Chapter XXVI is still applicable.

Absent the Foreign Investment Contract, under applicable Chilean exchange controls regulation, investors might not be granted access to the formal exchange market for the purpose of converting from pesos to dollars and repatriating from Chile the amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADS (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising there from). The following is a summary of certain provisions contained in the Foreign Investment Contract. This summary does not purport to be complete, and is qualified in its entirety by reference to Chapter XXVI, before the amendments established by the Central Bank on April 16, 2001, and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile who withdraws shares upon delivery of ADS (such shares being referred to herein as “Withdrawn Shares”), access to the formal exchange market to convert pesos to dollars (and remit such dollars outside of Chile) in respect of shares represented by ADS or Withdrawn Shares. This includes amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that indicates that such Withdrawn Shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of rights to subscribe for additional shares, (d) proceeds from the liquidation, merger or consolidation of a company and (e) other distributions, including without limitation those resulting from any re-capitalization, as a result of holding shares represented by ADS or Withdrawn Shares. Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were re-deposited with the Depositary. Under certain circumstances, investors receiving Withdrawn Shares in exchange for ADS had the right to re-deposit such shares.

Chapter XXVI provided access to the formal exchange market in relation to dividend payments qualified upon a company’s certification to the Central Bank that such dividend payment has been made and any applicable tax has been withheld. The Chapter XXVI also provided access to the formal exchange market in relation to the sale of withdrawn shares or its distributions thereon. This is conditional upon receipt by the Central Bank of certification from the Depositary that such shares were withdrawn in exchange for ADS and receipt of a waiver benefit of the Foreign Investment Contract until such withdrawn shares were re-deposited.

Chapter XXVI and the Foreign Investments Contract provided that a person who brought foreign currency into Chile to purchase shares with the benefit of the Foreign Investments Contract must convert it into pesos on the same date and had 5 days within which to invest in shares in order to receive the benefits of the Foreign Investments Contract. If such person decided during that period not to acquire shares, the person could access the formal exchange market to reacquire dollars, provided that the applicable request was presented to the Central Bank within 7 days of the initial conversion into pesos. Shares acquired as described above could be deposited for ADS and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit was effected and that the related ADS were issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares. Both previously mentioned periods were modified by the Central Bank on September 20, 1995. Formerly, the period was 60 days for converting into pesos and 90 days from the initial conversion for informing the Central Bank that the person did not acquire shares of Common Stock and reacquired Dollars.

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

E.   Taxation

Chilean tax considerations

Taxation of Dividends. In accordance with D.L. 824, 1974 on tax income and updates, foreign investors domiciled and resident abroad are affected by an additional tax with a rate of 35% calculated on the net dividend, which is withheld and paid by the disbursement officer on behalf of the investor. This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society in respect to gains obtained during the previous fiscal year the “First Category Tax”, constitute a credit in favor of the investor.

Full applicability of the First Category Tax credit at the 17.0% rate results in an effective withholding tax rate of 21.7%.  Consequently, the withholding tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not the Company is subject to the First Category Tax.  The First Category Tax credit, if available, does not reduce the withholding tax on a one−for−one basis because it also increases the base on which the withholding tax is imposed.  In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company’s net income that is distributable after payment of the First Category Tax.

Example: Ch$
Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83

Withholding tax (35% of the Company’s taxable income)	(35)
Credit for First Category Tax	17
Net withholding tax	(18)
Net dividend received	65 (83−18)
Effective dividend withholding tax rate	21.7% (18/83)

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADSs.  The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADSs will not be subject to Chilean taxation.  Dividend distributions made in property (other than shares) will be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property.  Stock dividends are not subject to Chilean taxation.

Capital gains. Gains from the sale or exchange of ADS (or ADR evidencing ADS) outside of Chile are not subject to Chilean taxation. The deposit and withdrawal of shares in exchange for ADS will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of common stock to a related person, as defined in the Chilean tax law. In all other cases, gains on the disposition of shares will be subject only to the First Category Tax.

The tax basis of shares received in exchange for ADS is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement, which values shares that are being exchanged at the highest price they were traded on the Santiago Stock Exchange on the date of the exchange. Consequently, the conversion of ADS into shares and the immediate sale of such shares for the value established under the Deposit Agreement does not generate a gain subject to taxation in Chile.

The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares is subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of ADS by a foreign holder, but such taxes generally do apply to the transfer at death or by gift of shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADS or shares.

U.S. Federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only for shareholders holding shares or ADS as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

-	Certain financial institutions
-	Insurance companies
-	Dealers or traders in securities or foreign currencies
-	Persons holding shares or ADS as part of a hedge, straddle, conversion transaction or other integrated transaction
-	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar
-	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes
-	Persons liable for the alternative minimum tax
-	Regulated investment companies
-	Real estate investment trusts
-	Tax-exempt organizations

-	Persons holding shares or ADS that own or are deemed to own ten percent or more of our voting stock
-	Persons who acquired the ADS or shares pursuant to the exercise of any employee stock option or otherwise as compensation

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, temporary and proposed Treasury regulations. All the latter regarding norms currently in force and subject to change, possibly on a retroactive basis. It is also based in part on, and assumes that each obligation under, the Deposit Agreement will be performed in accordance with its terms. Consultation to tax advisers is recommended concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADS in any particular circumstances.

The discussion below applies only for U.S. Holder. A U.S. Holder is a beneficial owner of ordinary shares or ADS that is, for U.S. federal tax purposes:

-	a citizen or resident of the United States;
-	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
-	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. Treasury has expressed concerns that parties to whom ADS are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADS. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADS are released. The discussion herein assumes that if you hold ADS, you will be treated as the holder of the underlying shares represented by those ADS for U.S. federal income tax purposes. Assuming such treatment, no gain or loss will be recognized if you exchange ADS for the underlying shares represented by those ADS.

Passive Foreign Investment Company Rules

Taking into account the amount of passive assets, including cash and cash equivalents, held by us throughout our 2006 taxable year, and the uncertainty as to the characterization as passive or active of certain reserve denominated mandatory investments, we believe we may have been a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our 2006 taxable year under the asset test described below.  However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets (in particular our mandatory investments) as passive or active, our PFIC status is uncertain.  You should consult your own tax advisor to determine whether we were a PFIC for our 2006 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

In general, we will be considered a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income (such as dividends, interests, rents and royalties) (the “income test”) or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income (the “asset test”).

If we were treated as a PFIC for any year during which you held shares or ADSs, you would be subject to special rules (regardless of whether we remain a PFIC) that could result in adverse U.S. federal income tax consequences.  In general, upon a disposition of shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free disposition, gain recognized by you would be allocated ratably over your holding period for the shares or ADSs.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.  Further, any distribution in respect of shares or ADSs in excess of 125 percent of the average of the annual distributions on shares or ADSs received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

If the shares or ADSs, as applicable, are “regularly traded” on a “qualified exchange,” you may make a mark-to-market election with respect to the shares or ADSs (but not with respect to the shares of any lower-tier PFICs), which may mitigate the adverse U.S. federal income tax consequences resulting from  our PFIC status.  The shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of shares or ADSs, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes certain U.S. exchanges and any foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, where our ADSs are traded, is a qualified exchange for U.S. federal income tax purposes.

If you make the mark-to-market election, for each year in which we are a PFIC, you generally will include as ordinary income the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If you make the election, your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of shares or ADSs will be treated as ordinary income.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC.  If you own shares or ADSs during any year in which we are a PFIC, you must file Internal Revenue Service Form 8621.

If we are a PFIC in any taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rate discussed below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

We urge you to consult your own tax advisor concerning our PFIC status and the U.S. federal income tax consequences of owning stock in a PFIC, including the availability and consequences of making the election discussed above.

Taxation of distributions

Subject to the passive foreign investment company rules described above, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Subject to applicable holding period requirements and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded.  You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Dividends paid in Chilean pesos will be included in the income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, it generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. It may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares or ADS may be creditable again U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, tax advisors should be consulted regarding the availability of foreign tax credits in each particular circumstance. Instead of claiming a credit, it may be deducted such otherwise creditable Chilean taxes in computing the taxable income, subject to generally applicable limitations under U.S. law.

Sales or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss in the case of holding the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the taxes basis in the ordinary shares or ADS disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source of gain or loss for foreign tax credit purposes.

Information reporting and backup withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) it is a corporation or other exempt recipient or (ii) in the case of backup withholding, the submission of a correct taxpayer identification number, certifying that it is not subject to backup withholding.

The amount of any backup withholding from a payment will be allowed as a credit against the United States federal income tax liability, entitling to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADS OR SHARES.

F.    Dividends and paying agents

Not applicable.

G.   Statement by experts

Not applicable.

H.   Documents on display

None.

I.    Subsidiary information

Not applicable.

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to impacts from fluctuations of foreign currency, fluctuations in interest rate changes, mandatory investments fluctuations and changes in the value long term obligations in connection with the life and disability insurance. In the normal course of our business, Provida actively manages its exposures to changes in foreign currency, interest rates, the fair market value of its mandatory investments and its life and disability obligation.

The following discussion about the management’s risk includes forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the sensitivity analysis (See Item 5. Operating and financial review and prospects- A. Operating results - Critical accounting policies). In addition to the inherent risks related to the operations of its business, Provida faces material risk exposure in connection with market value of its life and disability long term obligation.

Foreign currency exchange rate risk

As a product of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks associated with the subsidiaries of that company. Provida has invested about MUS$90 in foreign related companies, contributing 13% to Provida’s net income at December 31, 2006.

The devaluation of domestic currencies against the U.S. dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity participation income recognized by Provida and therefore their respective return.

Interest rate risk

As a product of working capital needs, the Company can be exposed to a minor interest rate risk originated by lines of credit financing. Regarding current leasing obligations, there is no interest rate risk given that the interest rates are pre-defined (fixed) in the respective contracts.

Mandatory investments

Provida’s main investment is the mandatory investments constituted by law and equivalent to one percent (1%) of the Pension Funds under management. Provida should maintain this one percent invested in shares of each kind of them. It represents more than the 50% of total assets, and given the volatility evidenced by local and foreign markets, where the pension funds are invested, gains on mandatory investments have represented certain risk for the stability of the Company’s results.

Life and disability benefits

Life and Disability Insurance is a long term obligation, since the committed benefit for disabled affiliates is rendered three years after the initial disability determination with the final disability determination (See Item 4. Information on Provida – B. Business overview - Primary expenses).

In quantitative terms, the AFP must replenish the shortfall payment equivalent to the difference between the affiliate’s savings in his/her individual capitalization account and the benefits granted by law. These benefits corresponds to the present value of the life annuity pension (equivalent 70% or 50% of the affiliate average taxable remuneration for the last ten years) discounted by the life annuities rates in force at the moment of the payment. As a consequence, the evolution of such interest rates is a risk factor in light of the impact they have in the final value of the payment of the AFP’s obligation.

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

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

Conclusion regarding the effectiveness of disclosure controls and procedures

As of December 31, 2006, Provida, under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Chief Investment Officer, the Chief Operation Officer, the Chief Commercial Officer, the Accounting & Consolidation Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Provida’s Chief Executive Officer, Chief Operation Officer, Accounting & Consolidation Division Manager and Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures were effective for gathering, analyzing and disclosing the information Provida is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

Management’s report on internal control over financial reporting

The management of Provida is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. Provida’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Provida;
-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Provida’s management and directors; and

-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Chief Operation Officer, the Accounting & Consolidation Division Manager and the Planning & Control Division Manager, the Company has conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Provida’s management concluded that, as of December 31, 2006, its internal control over financial reporting was effective based on those criteria.

The management’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2006 of the Company and the related consolidated statements of income and cash flows for each of three years in the period ended December 31, 2006, and our report dated June 7, 2007, expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating that (1)  the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements of the Company and (2) that a convenience translation of constant Chilean peso amounts to U.S. dollars was presented.

/s/ Deloitte

Santiago - Chile
June 7, 2007

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16.   [RESERVED]

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

During 2006, Mr. Gustavo Alcalde Lemarie, a member of the Directors Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, as determined by the Board of Directors of Provida in that he had an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the consolidated financial statements, an understanding of internal controls over financial reporting and an understanding of audit committee functions. All three members of the Directors Committee have experience overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors with respect to the preparation, auditing and evaluation of the consolidated financial statements. In the Extraordinary Board of Directors’ meeting held on May 9, 2007, Mr. Gustavo Alcalde was again elected as financial expert position.

Item 16B.   CODE OF ETHICS

Provida has adopted a code of ethics that is applicable to all persons performing functions of any kind as employees of Provida. Such document is called “Código de Conducta del Grupo BBVA” (“BBVA Group Code of Conduct”), and it applies to all officers and employees of all subsidiaries of the BBVA Group all over the world. A copy of the code can be obtained from Group BBVA’s internet home page, www.bbva.com. Also, a copy will be provided to any person without charge upon request made in writing to the General Counsel of Provida located at 100 Pedro de Valdivia, Avenue, 15th Floor, Santiago, Chile.

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:
	2005 MCh$	2006 MCh$
Audit Services
– Statutory audit	127.0	240.2
– Audit-related regulatory reporting
Tax Fees
– Compliance Services
– Advisory Services
All Other Services
Total	127.0	240.2

Statutory audit: consists of fees billed for professional services rendered for the audit of our consolidated financial statements that are provided by Deloitte in connection with statutory and regulatory filings or engagements, and attest services.

Audit-related regulatory reporting: consists of fees billed for assurance and related services that are specifically related to the performance of the audit and review of our filings under the 1933 Act.
Auditors are pre-approved by the Directors Committee. The selection of external auditors is subject to approval by shareholders at the Ordinary Shareholders’ Meeting. All proposed payments have been presented to the Directors Committee, which has determined that they are reasonable and consistent with internal policies.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Provida is relying on the general exemption from certain requirements under Rule 10A-3 under the Exchange Act related to the independence of audit committee members and responsibilities of the audit committee which exemption is available to non-U.S. issuers which maintain a qualifying board of audit as provided in Rule 10A-3(c)(3).  Provida believes that reliance on this exemption does not materially adversely affect the ability of Provida’s Directors Committee to act independently and to satisfy the other requirements of Rule 10A-3 (See above “Item 6. Directors, Senior Management and Employees—C. Board Practices—Directors Committee” for a discussion of Provida’s board of audit).

Item 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2006, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

PART III

Item 17.  FINANCIAL STATEMENTS

Provida’s Audited Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.-

Item 18.  FINANCIAL STATEMENTS

See the consolidated financial statements beginning on Page F-1.

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

Administradora de Fondos de Pensiones Provida S.A.

By: /s/ Ricardo Rodríguez Marengo
Name: Ricardo Rodríguez Marengo
Title: Chief Executive Officer

Dated: July 2nd, 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
MUS$	-	Millions of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (“the Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2006, all expressed in millions of constant Chilean pesos.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

Our audit also comprehended the translation of constant Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 2.p. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 7, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte
Santiago, Chile
June 7, 2007

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2005	2006	2006
			(Note 2.p)
	MCh$	MCh$	ThUS$
Assets
Current Assets
Cash	3,474	2,810	5,278
Time deposits (Note 4)	476	410	770
Marketable securities (Note 5)	99	105	197
Receivables from Pension Fund	1,229	1,252	2,352
Receivables from Insurance Companies (Note 8)	5,819	2,487	4,671
Receivables from the State (Note 8)	23	861	1,617
Receivables and notes due from related companies (Note 9)	1,193	4,039	7,587
Fees receivable (Note 7)	2,235	2,238	4,204
Miscellaneous Receivables, net (Note 10)	1,660	1,509	2,834
Accounts receivable	453	574	1,078
Inventories	66	55	104
Prepaid expenses (Note 11)	85	232	436
Deferred Income Taxes (Note 22)	175	237	445
Total Current Assets	16,987	16,809	31,573
Mandatory Investment
Mandatory Investment – Fund type A	12,909	23,097	43,384
Mandatory Investment – Fund type B	26,345	32,218	60,516
Mandatory Investment – Fund type C	62,448	69,838	131,178
Mandatory Investment – Fund type D	15,957	17,006	31,943
Mandatory Investment – Fund type E	2,521	2,292	4,305
Total Mandatory Investment (Note 6)	120,180	144,451	271,326
Property, Plant and Equipment, net
Land	5,145	5,145	9,664
Buildings and Infrastructure	18,672	18,672	35,072
Equipment, furniture and fixtures	2,276	2,175	4,085
Other Fixed Assets	8,928	8,430	15,834
(Less) Accumulated Depreciation	(8,757)	(8,732)	(16,402)
Total Property, Plant and Equipment, net (Note 12)	26,264	25,690	48,253
Other Assets
Investment in related companies (Note 13)	13,935	14,529	27,290
Goodwill, net of accumulated amortization of MCh$59,310 and MCh$64,566 at December 31, 2005 and 2006, respectively (Nota 13)	71,087	65,993	123,956
Receivable and notes due from related companies (Note 9)	236	479	900
Other Assets (Note 14)	1,533	2,202	4,136
Intangibles	4,511	5,175	9,720
Amortization of intangibles, excluding goodwill	(903)	(1,860)	(3,494)
Total Other Assets	90,399	86,518	162,508
Total Assets	253,830	273,468	513,660

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Restated for general price-level changes)

	As of December 31,
	2005	2006	2006
			(Note 2.p)
	MCh$	MCh$	ThUS$
Liabilities and Shareholders’ Equity
Current Liabilities
Obligations with banks and financial institutions (Note 15)	23,227	24,546	46,105
Dividends payable	202	186	348
Accounts payable	1,626	1,771	3,327
Notes and accounts due to related companies (Note 9 and 16)	6,181	1,562	2,934
Accounts payable to National Health Fund (Note 17)	438	433	813
Pensions payable	661	1,648	3,095
Collections to be cleared (Note 8)	49	420	789
Accounts payable to insurance companies (Note 8)	230	25	48
Accrued expenses (Note 19)	20,925	25,238	47,405
Withholdings (Note 18)	2,172	922	1,732
Withholdings from pensioners (Note 17)	1,592	1,788	3,358
Income tax (Note 22)	226	189	355
Other current liabilities (Note 20)	1,234	530	996
Total Current Liabilities	58,763	59,258	111,305
Long-Term Liabilities
Long-term deferred taxes (Note 22)	4,320	6,942	13,039
Other long-term liabilities (Note 21 and 23)	1,215	1,175	2,207
Total Long-Term Liabilities	5,535	8,117	15,246
Commitments and Contingencies (Note 34)
Shareholders’ Equity
Paid-in Capital	91,548	91,548	171,957
Additional Paid-in Capital	131	131	246
Other reserves	(8,582)	(7,984)	(14,997)
Retained earnings	106,435	122,398	229,903
Total Shareholders’ Equity (Note 24)	189,532	206,093	387,109
Total Liabilities and Shareholders’ Equity	253,830	273,468	513,660

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)

	For the years ended December 31,
	2004	2005	2006	2006
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Operating Revenues:
Fee income (Note 7 and 35)	114,168	126,154	136,085	255,611
Gain on mandatory investments (Note 6)	11,317	9,960	22,573	42,399
Other operating revenues (Note 25)	4,623	6,436	7,475	14,040
Total Operating Revenues	130,108	142,550	166,133	312,050
Operating Expenses:
Administrative personnel payroll expenses	(16,967)	(18,102)	(18,471)	(34,694)
Sales personnel payroll expenses (Note 35)	(8,827)	(8,077)	(8,328)	(15,643)
Directors’ fees (Note 27)	(77)	(72)	(127)	(239)
Selling and marketing expenses	(630)	(833)	(1,027)	(1,929)
Data processing expenses	(900)	(2,328)	(3,812)	(7,160)
Administrative expenses	(12,281)	(13,296)	(14,382)	(27,014)
Depreciation (Note 12)	(1,669)	(1,979)	(1,640)	(3,080)
Amortization	-	(903)	(958)	(1,799)
Life and disability insurance premium expenses (Note 8 and 35)	(53,728)	(48,357)	(57,749)	(108,471)
Other operating expenses (Note 29)	(1,904)	(1,989)	(1,830)	(3,437)
Total Operating Expenses	(96,983)	(95,936)	(108,324)	(203,466)
Net Operating Income	33,125	46,614	57,809	108,584
Non-Operating Income (Expenses):
Gain on financial investments	41	39	26	49
Equity participation income of related companies (Note 13)	5,411	5,509	4,356	8,182
Amortization of goodwill (Note 13)	(5,407)	(5,120)	(5,251)	(9,863)
Other non-operating income (Note 26)	4,589	1,938	1,832	3,441
Interest expenses (Note 28)	(1,190)	(1,565)	(1,943)	(3,650)
Other non-operating expenses (Note 29)	(964)	(1,653)	(1,166)	(2,190)
Price-level restatement, net (Note 30)	(1,276)	(1,956)	(1,218)	(2,288)
Foreign exchange gain (loss)	1,626	623	(466)	(875)
Net Non-Operating Income	2,830	(2,185)	(3,830)	(7,194)
Income before income taxes	35,955	44,429	53,979	101,390
Income Taxes (Note 22)	(7,135)	(8,885)	(9,862)	(18,524)
Net Income	28,820	35,544	44,117	82,866

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes)

	For the years ended December 31,
	2004	2005	2006	2006
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Cash Flow from Operating Activities:
Fee income – received	116,597	136,881	136,059	255,563
Proceeds on investments - received	477	21	18	34
Other operating revenues	10,242	14,886	10,996	20,654
Total operating revenues	127,316	151,788	147,073	276,251
Payroll expenditures	(25,876)	(29,552)	(26,334)	(49,464)
Selling and marketing - expenditures	(43)	(129)	(1,155)	(2,169)
Data processing expenditures	(36)	(69)	(4,075)	(7,654)
Administrative expenditures	(14,176)	(16,105)	(12,523)	(23,522)
Life and disability insurance expenditures	(48,793)	(54,497)	(54,552)	(102,466)
Other operating expenses	(6,573)	(2,374)	(7,235)	(13,590)
Total operating expenses	(95,497)	(102,726)	(105,874)	(198,865)
Net cash provided by operating activities	31,819	49,062	41,199	77,386
Cash Flow from Financing Activities:
Dividends paid	(22,802)	(17,641)	(29,516)	(55,441)
Bank borrowings	153,836	154,099	192,098	360,822
Repayment of bank borrowings	(172,689)	(171,632)	(193,305)	(363,089)
Repayment of accounts due to related companies	(4,097)	(19,854)	(5,165)	(9,702)
Other financing	9,969	4,125	5,219	9,803
Other	198	5,209	(1,723)	(3,236)
Net cash (used in) financing activities	(35,585)	(45,694)	(32,392)	(60,843)
Cash Flow from Investing Activities:
Sale of marketable securities	1,462	7	11	21
Sale of mandatory investments	2,847	3,122	3,470	6,518
Sale of investments in related companies	6,770	-	-	-
Collection of other accounts receivable from related companies	648	321	-	-
Other proceeds from investments	828	2,304	1,756	3,298
Additions to premises and equipment	(203)	(825)	(1,025)	(1,925)
Purchase of marketable securities	(478)	(278)	-	-
Purchase of mandatory investments	(5,561)	(6,013)	(7,429)	(13,954)
Investments in related companies	(260)	(1,803)	(651)	(1,223)
Loans to related companies	(86)	(5)	-	-
Other	-	(1)	(5,506)	(10,342)
Net cash provided by (used in) investing activities	5,967	(3,171)	(9,374)	(17,607)
Total net positive cash flow for the period	2,201	197	(567)	(1,064)
Effect of inflation on cash and cash equivalents	124	89	(82)	(154)
Increase (decrease) in cash and cash equivalents	2,325	286	(649)	(1,218)
Cash and cash equivalents at beginning of period	1,340	3,664	3,869	7,267
Cash and Cash Equivalents at end of period	3,665	3,950	3,220	6,049
Supplemental cash flow information:
Cash paid during the year for:
Interest	843	1,319	1,589	2,985
Taxes	110	401	313	588
The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)

	For the years ended December 31,
	2004	2005	2006	2006
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year	28,820	35,544	44,117	82,866
Deduct debits (credits) to income which do not represent cash flows	(438)	2,965	(6,582)	(12,364)
Depreciation and amortization for the period	7,077	7,099	7,848	14,741
Gain on mandatory investments	(11,317)	(9,960)	(22,573)	(42,399)
Accrued fee income	(2,429)	10,728	26	49
Life and disability insurance expenses	4,859	(13,222)	3,198	6,007
Loss from disposal of property, plant and equipment	(2)	-	-	-
Equity participation income of related companies	(5,411)	(5,509)	(4,356)	(8,182)
Price-level restatement, net	1,275	1,956	1,218	2,288
Foreign exchange gain (loss)	(1,626)	(623)	466	875
Other operating funds	7,136	12,496	7,591	14,257
Decrease (increase) in Current Assets	2,326	9,187	2,752	5,169
Accounts receivable from pension funds, insurance companies and State	(999)	(2,620)	2,468	4,636
Inventories	(13)	(11)	14	26
Other current assets	3,338	11,818	270	507
Increase (decrease) in Current Liabilities	1,111	1,366	912	1,715
Notes payable, accounts payable and miscellaneous creditors	-	1,482	1,449	2,722
Collections to be cleared, accrued reimbursement collections by employers and participants for payments in excess	-	(838)	371	697
Funds insurance companies and other AFPs	-	-	-	-
Accounts payable to National Health Fund, Pension	776	96	(210)	(394)
Income tax	340	492	(38)	(71)
Pensions payable	-	(401)	986	1,852
Other accounts payable related to non operating results	(5)	727	(1,646)	(3,091)
Net Cash provided by Operating Activities	31,819	49,062	41,199	77,386

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1.  THE COMPANY

Administradora de Fondos de Pensiones Provida S.A. (“Provida”, “BBVA Provida” the “Company” or the “Administrator”) is a publicly traded company incorporated on March 3, 1981. It is subject to the Superintendency of Securities and Insurance (“SVS”) and the Superintendency of Pension Funds Administrators (“SAFP”).

The sole object of Provida is to administer the Provida’s pension funds types A, B, C, D and E and to administer the provision of related benefits, in accordance with Law Decree (“D.L.”) 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,301 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

The main difference among the five types of funds is the portion invested in variable income securities. Fund Type A is the most concentrated in variable income, while Type E fund does not have any variable income component.

The Company’s controlling shareholder is BBVA Pensiones Chile S.A. which is controlled by the BBVA Group.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation – The consolidated financial statements have been prepared in order to reflect Provida’s financial situation, operating results and cash flow. The latter has been prepared in accordance with regulations issued by the SAFP, SVS and accounting principles generally accepted in Chile, (“Chilean GAAP”).

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

b. Basis of Consolidation – The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. and the following subsidiaries:

Subsidiary	2004%	2005%	2006%
Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994

All significant transactions and balances between the companies have been eliminated in consolidation.

As of January 1, 2001, the subsidiary Provida Internacional S.A. maintains its accounting records in US dollars in accordance with Chilean GAAP. For consolidation purposes, these financial statements in dollars have been converted into Chilean pesos using the exchange rate as of the balance sheet closing date.

In accordance with Technical Bulletin N°64 of the Chilean Association of Accounts, permanent foreign investments established in countries defined by such bulletin as being unstable, whose activities do not constitute an extension of the parent company’s operations are controlled and measured in US dollars. Differences between the Chilean peso and the United States (US) dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called “Accumulated translation adjustment”. This rule corresponds to all US dollar functional currency subsidiaries (A.F.P Genesis S.A. Ecuador).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Price-Level Restatement (Monetary Correction) – The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean Indice de Precios al Consumidor (Consumer Price Index, or “IPC”) as follows:

•	Non-monetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding assets and liabilities exposed to the effects of inflation.

•
All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2006 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2006. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index
2004	117.28	2.5%
2005	121.53	3.6%
2006	124.11	2.1%
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Assets and liabilities denominated in foreign currency and UF (an inflation index-linked unit of account) and the investments in foreign related companies, have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
Currency	2004	2005	2006
	Ch$	Ch$	Ch$
United States Dollar	557.40	512.50	532.39
UF (Unidad de Fomento)	17,317.05	17,974.81	18,336.38

e. Financial Investments

Time deposits: Time deposits are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The Company, as part of its trading activities maintains marketable securities, which mainly consist of commercial papers and Government agencies bonds which are recorded at market value.

Mandatory Investments: Provida must achieve a minimum return on the pension funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of each funds’ value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund under Chilean law. Should the minimum return by fund not be maintained, the Company is required to use the proceeds from the sale of its mandatory investments to reimburse the pension fund for the shortfall. Should the shortfall exceed such proceeds, the Company would be required to purchase additional units in the pension fund to maintain its 1% participation.  Mandatory investments are valued at unit redemption value (“Fair value”) at year-end.

f. Inventories – This item includes application forms and stationary items which are recorded at cost.

g. Property, plant and equipment – These have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

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

h. Investments in Related Companies – Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method. This method consists of allocating the respective proportion of the equity of the issuer to the Company’s “Investment in related companies” account with any excess of the cost over the proportionate investor equity in the book value of the net assets of the investee recorded as goodwill and any variation in such equity recognized on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No. 42 of the Chilean Association of Accountants.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value, revaluing the assets and liabilities of the investee, as stipulated in circular No.1,697 of the SVS and Technical Bulletin No.72 of the Chilean Association of Accountants. Subsequent to their acquisition, the respective proportion of the equity of the issuer to each Company’s investment is recognized as equity method income (loss).

i. Goodwill – Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is recorded using the straight-line method over 20 years, the estimated period of the investment return.

The balances of goodwill and negative goodwill, determined as explained above, were generated prior to the issue of Official Circular No. 1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

j. Income tax and deferred taxes – Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items have been recorded as established in Technical Bulletin No. 60 (“BT60”) of the Chilean Institute of Accountants. Deferred taxes are recorded on all temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal. In addition, deferred tax assets are recognized for tax loss carryforwards.

k. Employee Vacations – The cost of employee vacations as established in Technical Bulletin No. 47, is recorded on an accrual basis monthly.

l. Staff severance indemnities and profit-sharing agreement – Indemnities agreed upon in the respective collective bargaining agreements are valued at the current value of the obligation calculated at current salary rates. The Company has also recorded a liability for profit-sharing in accordance with the related contract with certain employees.

m. Revenue Recognition – Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Funds have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been deposited.

n. Software Applications – Software acquired in the form of software packages are recorded in Other assets as Intangibles and have been valued at price-level restated cost. This software is being amortized using the straight-line method over the estimated useful lives of the software. The useful life is 4 years. No internally developed software has been capitalized in the last ten years.

o. Derivative Activities – The Company has maintained forward contracts to cover the its exposure to foreign exchange fluctuation financing risks. These derivative instruments were stated at market value in accordance with Boletín Técnico No. 57 (Technical Bulletin) of the Chilean Institute of Accountants.

p. Convenience translation to US dollars – Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2006 of Ch$532.39 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

q. Cash and cash equivalents – Cash and cash equivalents are defined under Technical Bulletin No. 50, and include cash and cash equivalent and certain investments defined under Technical Bulletin 50.

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

NOTE 3.  CHANGES IN ACCOUNTING POLICIES

During 2006, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

NOTE 4.  TIME DEPOSITS

Investments in time deposits have been made with Banco de Crédito in the year 2006 and Banco de Chile in the year 2005. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2005	2006
	MCh$	MCh$
Time deposits	311	375
Overnight deposits (US$ checking account)	25	35
Time deposits (Genesis Subsidiary Ecuador)	140	-
Total	476	410

The time deposits have original maturity dates of less than 90 days.

NOTE 5.  MARKETABLE SECURITIES

	As of December 31,
	2005	2006
	MCh$	MCh$
Marketable securities:
Bonds issued by Chilean Government agencies	72	77
Commercial paper	27	28
Total	99	105

NOTE 6.  MANDATORY INVESTMENT

In order to guarantee the capacity of the Company to cover the pension fund’s minimum return which is established by formula under the law, as stipulated in Article 37 of D.L.3,500, and in conformity with Article 40 of the same legal regulation, the Administrator must maintain an asset known as Mandatory Investment in each fund type administered, equivalent to one percent (1%) of each Pension Fund, which must be invested in shares of the respective Pension Fund.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

If a fund’s annualized real return for a certain period of time were to be, in a specific month, lower than the minimum return, the Company must cover the difference within a 5 day-period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If a pension fund administrator (“AFP”) fails to observe either the minimum reserve fund requirement or the minimum return requirement, it may eventually be dissolved in accordance with the Pension Law.

The Mandatory Reserve investment in pension funds amounted to MCh$120,180 and MCh$144,451 as of December 31, 2005 and 2006 respectively, as per the following detail:

	As of December 31,
	2005	2006
	MCh$	MCh$
Pension Funds - Type A	12,909	23,097
Pension Funds - Type B	26,345	32,218
Pension Funds - Type C	62,448	69,838
Pension Funds - Type D	15,957	17,006
Pension Funds - Type E	2,521	2,292
Total	120,180	144,451
The Mandatory Reserve investment in pension funds generated an income of MCh$11,317, MCh$9,960 and MCh$22,573 during the years ended December 31, 2004, 2005 and 2006, respectively, from recognizing the variation in the value of the its shares in the Pension Fund for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments." The returns of the pension funds administered by Provida annually for the last three years are as follows:
	As of December 31,
	2004	2005	2006
	%	%	%
Pension Funds - Type A	12.73	11.20	22.33
Pension Funds - Type B	9.98	6.74	18.79
Pension Funds - Type C	8.82	4.28	15.66
Pension Funds - Type D	6.60	2.59	10.99
Pension Funds - Type E	5.18	1.19	6.85

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

From April 1999 to May 2006, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. Since then the fixed fee was eliminated. From December 2000 to May 2006 the variable fee was 2.25% of the participants’ salary and from that date on the variable fee is 2.39%. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.4% of salary for the years ended December 31, 2004, 2005 and 2006. All funds have the same fees.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2005 and 2006, fee income was as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Fixed fees	7,101	7,680	3,012
Variable fees	106,113	117,478	132,017
Other Fees	954	996	1,056
Total	114,168	126,154	136,085

As of December 31, 2005 and 2006, the accrued fee income was MCh$2,235 and MCh$2,238 respectively, which are included in “Fees receivable”.

NOTE 8.  DISABILITY AND SURVIVAL PENSION SYSTEM

a. Financing of Disability and Survival Pensions:

D.L. 3,500 dated 1980, establishes that the Disability and Survival Pension will be funded by the balance in the member’s individual capitalization account and is guaranteed by the state, when applicable.

In addition, in accordance with the law, partial and total disability pensions corresponding to those determined by the Medical Commission in their preliminary evaluation (the “initial determination”) in accordance with the D.L. 3,500, shall be funded by the Administrator that manages participant’s pension funds and the State Guarantee, when applicable.

The balance in the individual participants’ account therefore includes the accumulated capital in this account, including the contributions as outlined in article 53, and, when applicable, bonus recognition stipulated by the law. The Administrator must make by law an additional contribution (as described below) and may transfer the funds from the voluntary saving accounts of the affiliates.

The additional contributions, if necessary, made by the Administrator should equal the shortfall between the amount needed to fund the Disability and Survival Pension and the accumulated capital of the participant including their bonus recognition at the casualties occurrence date. The Administrator shall be solely responsible for administering the payment for partial and total pensions under the law and for paying any additional contribution to those participants who qualify for a Disability or Survival Pension by the “final determination” as established in article 54 of D.L 3,500.

b. Insurance Contract:

In conformity with D.L. 3,500, Provida has purchased insurance from BBVA Seguros de Vida  S.A. (related party see Note 32) since January 1, 2005, for an indefinite period.  The contract entirely covers the pensions of participants declared disabled through the initial determination and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of administering the payment of pensions originated by the initial determination, administering contributions to the member’s individual account, or making additional contributions, when applicable.

During the first quarter of each year, Provida and the insurer compare the accumulated payments paid by Provida in the prior fiscal year under the temporary rate and pre-settlements to the sum of (i) the effective amounts  paid by the insurer to affiliates or his or her beneficiaries and (ii) the amount estimated by the insurer that it will be required to pay disabled affiliates once final determinations of disabled status are made by the medical commission (the sum of (i) and (ii) is referred to herein as the “total cost of casualties”). Additionally, the casualty rate correspond to the ratio of the total cost of casualties over the taxable remuneration of contributors.

If the cost of casualties is higher than temporary payments, Provida must pay to the insurer the difference up to a maximum limit established in the insurance contract, which is based on the maximum casualty rate that in 2006 was 1.27%. Provida has no obligation of payments exceeding the maximum casualty rate. Monthly premiums will be paid

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

during the coverage of the insurance contract with a temporary rate of 0.70% of the taxable remuneration of contributors. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.27%. However, if the insurer could not make the benefits payments to the participants, Provida would be responsible of those payments. If the casualty rate would be lower than temporary rate, the insurer should return the difference to Provida.

The final settlement of this contract will occur 48 months at the end of the expiration date, extendable up to 2 years by common agreement, with annual true-ups between all the payments made by Provida (temporary premium and previous pre-settlements) and the total cost of casualties (paid or provisioned by the insurer), taking place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded at December 31 of previous year, resulting from applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer). In addition, the contract contemplates monthly payments to be calculated with a provisional rate of 0.70% applied to the total remuneration and monthly taxable income of the affiliates plus a fixed monthly premium of UF 2,150 for the contract coverage period.

The previous insurance policy related to life and disability ran from August 1, 2003 to December 31, 2004 with BBVA Seguros de Vida S.A. Premiums had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.85%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The final settlement of this contract will occur on December 31, 2008, but is extendable for up to 2 years by common agreement, with annual true-ups on March 31 of each year beginning in 2005.

The previous insurance policy, which was from August 1, 2001 to July 31, 2003, was with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.). Premiums have a maximum rate of 0.95% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.80%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.80%. Additionally, the contract established a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract will occur in January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year (begun in 2003).

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A. Premiums have a maximum rate of 0.95% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.85% of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.85%. Additionally, the contract established a monthly fixed premium of UF 3,920 for the contract coverage period. The originally-contracted final settlements of the contract took place on January 31, 2006, and were extended for 1 year by common agreement. Preliminary settlements take place on March 31 of each year that began in 2001.

Between August 1, 1997 and July 31, 1999, another contract was in place with ING Seguros de Vida S.A. Premiums had a maximum rate of 0.80% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate was equal to or lower than 0.80% and greater than 0.63% of the participants’ taxable remuneration; if the casualty rate was equal to or less than 0.80%, Provida also had the right to an additional participation in 90% of the surplus for the amount that is below 0.63%. Additionally, the contract established a monthly fixed premium of UF 2,150 for the contract coverage period. The final settlement of this contract was made on March 31, 2006.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2004, 2005 and 2006, reached MCh$ 53,728, MCh$48,357 and MCh$57,749 respectively, and are recorded as “Life and disability insurance premium expenses”.

“Other Operating Revenues” includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$1,200, MCh$1,178 and MCh$2,532 in 2004, 2005 and 2006, respectively, for contract settlements from previous years, as shown below:

	2004	2005	2006
Items	MCh$	MCh$	MCh$

Annual expenses for Disability and Survival insurance premiums	32,607	35,843	39,387
Unfavorable adjustments for casualty rate	21,121	12,514	18,362
Net expenses for the year	53,728	48,357	57,749
Interest income (Note 25)	(1,200)	(1,178)	(2,532)
Total expenses for the year	52,528	47,179	55,217

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 34c).

Since January 1st 2004 in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model is less than that cost calculated and registered by the insurance company, by law, this last amount will be accrued. On the contrary, if the casualty rate calculated by the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model. Because of the low rates prevailing in the market, especially those used by law to constitute reserves for casualties, and given that the next three-year forward rates used by Provida in its casualty model are higher, the provisions resulted from the model are lower than the amounts registered by the insurer. Therefore, by law, the insurer’s amounts were used as the basis to record provisions, for the years ended December 31, 2005 and 2006.

d. Liabilities arising from additional contributions:

d.1) Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$49 and MCh$420 as of December 31, 2005 and 2006 respectively. These liabilities are recorded under the caption “Collection to be cleared” in the Consolidated Balance Sheets and consist of the following:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	As of December 31,
	2005	2006
	MCh$	MCh$
1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, of deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summary.	49	47
2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent participants paid for which the support sheet has not been received	-	373
Total	49	420

The balance of pending contributions will be settled by the internal process of clearance or by transferring them to other pension fund administrators, commencing on January 1, 1988, these contributions are paid directly into the Pension Fund.

d.2) Comparative analysis of pending additional contributions:

	As of December 31,
	2005	2006
	MCh$	MCh$
Pending additional contributions
Beginning balance	50	48
Leftovers for the year	2	2
Cleared leftover items:
• For Provida	(2)	(2)
• Sent to other Administrators	(1)	(1)
Total	49	47

e. Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with ING Seguros de Vida S.A. and other insurers for life and disability insurance premium. The balance corresponds to the difference between the final adjustment of the monthly premium and advances paid, which were MCh$25 and MCh$230 as of December 31, 2005 and 2006, respectively. These amounts are due on the 20th of the following month.

	As of December 31,
	2005	2006
	MCh$	MCh$

ING Seguros de Vida S.A.	228	25
Chilena Consolidada	1	-
Cías Seguros Ex-AFP Protección	1	-
Total	230	25

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

f. Assets stemming from life and disability pension payments:

Receivable from Insurance Companies and from the State reflect payments made by Provida on behalf of the insurer and the Government. The reimbursement are made within 30 days and are classified as short-term receivable, as shown below. Records of the total payments to the affiliate are maintained by the insurance company as well as Provida under the law. Additionally, the self-insured portion of the disability is administered by the insurance company by law. State reimbursements are for amounts, guaranteed by law, for employees who otherwise do not qualify for life and disability insurance.

f. 1) Receivable from Insurance Companies

	As of December 31,
	2005	2006
	MCh$	MCh$
Life Insurance Companies (*):
Balance at end of previous year	3,118	5,699
Receivables from insurance companies	36,311	54.002
Insurance companies’ reimbursements	(33,610)	(57,214)
Total	5,819	2,487

(*) Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Security Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A., Interamericana Seguros de Vida S.A., Vida Corp Compañía de Seguros S.A. and Interrenta.

f. 2) Receivable from the State

	As of December 31,
	2005	2006
	MCh$	MCh$

• Balance at end of previous year	24	23
• Pensions financed with State guarantee according to Art. 73 of D.L. 3,500	19,283	26,329
• Payments financed by the Administrator	3,187	2,744
• Reimbursement of state guarantee	(19,243)	(25,426)
• Reimbursement of payments financed by the Administrator	(3,228)	(2,809)
Total	23	861

g.  Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$15,771 and MCh$18,001 net of interest income of MCh$87 and MCh$1,132 at December 31, 2005 and 2006, respectively:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The detail of the short term provision is as follows:
		Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision (MCh$)
Insurance Company	Period covered by	Date	Amount	to the	At	Provision	Gross
	the contract (MMAA-MMAA)		(MCh$)	reported date	12.31.2006	recorded at the date of the	provision at the current
						Information provided by the Insurance Company (**)	year-end (not including financial revenues effects)
ING Seguros de Vida S.A.	08-1999 to 07-2001	12/31/2006	74,115	73,906	73,906	210	210
ING Seguros de Vida S.A.(*)	08-2001 to 07-2003	12/31/2006	96,137	80,676	80,676	-	-
BBVA Seguros de Vida S.A.	08-2003 to 12-2004	12/31/2006	68,254	67,965	67,965	289	289
BBVA Seguros de Vida S.A.	01-2005 to indefinite	12/31/2006	101,478	82,843	82,843	18,634	18,634
						19,133	19,133

(*)
The casualty rate of the policy subscribed with ING Seguros de Vida for the August 2001 / July 2003 period exceeded the maximum rate of 0.95%. Consequently the excess of costs for MCh$15,461 was assumed by such company.

(**)	Includes provisioned premiums for a total amount of MCh$2,219 discounted from the balance payable to insurers according to the respective contracts.

g.1) Details according to life and disability insurance contracts:

Contract	Insurance Company	Covering period	Sub-period covered by the contract

1	ING Seguros de Vida S.A.	August 1, 1999 to July 31, 2001	N/A
2	ING Seguros de Vida S.A.	August 1, 2001 to July 31, 2003	N/A
3	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
4	BBVA Seguros de Vida S.A.	January 1, 2005 to indefinite date	N/A
N/A: Not applicable

g.2) Detail of the disability insurance costs

Costs for casualties incurred by the insurance companies
	2005						2006
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	544	86	466	6,345	-	-	21	5	76	863	-	-
2	32,806	4,494	787	12,694	-	-	12,469	1,673	1,977	31,915	-	-
3	25,429	4,428	189	1,909	-	-	29,451	4,169	162	1,746	-	-
4	1,196	381	22	166	-	-	18,092	4,110	128	1,220	-	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.3) Detail of the life insurance costs

Costs for casualties incurred by the insurance companies
	2005						2006
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	-	-	3	17	-	-	-	-	2	6	-	-
2	-	-	58	209	-	-	-	-	26	114	-	-
3	-	-	558	5,805	-	-	-	-	122	989	-	-
4	-	-	433	5,689	-	-	-	-	1,618	18,058	-	-

g.4) Detail of financial revenues of life and disability insurance contracts

Contract N°	Financial revenues for 2005 period MCh$	Financial revenues for 2006 period MCh$

1	62	5
2	432	276
3	639	1,173
4	188	1,169

g.5) Details of life and disability insurance adjustments

At December 31, 2005
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$

Jan. 31, 2005	1	(1,550)	1	73,226	74,167	58,314	4,775
Jan. 31, 2005	2	(3,636)	93	53,894	90,780	60,396	1,843
Dec. 31, 2005	3	(6,960)	-	24,474	68,205	46,369	855
Dec. 31, 2005	4	(7,520)	-	6,258	43,218	34,944	189

At December 31, 2006
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$

Jan. 31, 2006	1	(291)	3	74,103	74,377	58,735	4,779
Jan. 31, 2006	2	(22)	147	83,199	36,893	60,533	2,120
Dec. 31, 2006	3	(290)	1,178	31,402	68,495	46,996	2,032
Dec. 31, 2006	4	(18,700)	1,173	29,729	101,836	76,565	1,362

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9.  BALANCES WITH RELATED COMPANIES

a) Receivables and notes from related companies were as follows:

	Short-term		Long-term
	2005	2006	2005	2006
	MCh$	MCh$	MCh$	MCh$

Servicios de Adm. Previsional S.A.	271	-	-	287
BBVA Pensiones Chile S.A.	16	48	-	-
BBVA Seguros de Vida S.A.(*)	794	3,879	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”)	108	107	236	192
BBVA Chile S.A.	4	6	-	-
Total	1,193	4,039	236	479

(*) Includes MCh$789 and MCh$3,870 at the close of 2005 and 2006 respectively, from receivables accounts from the insurance company BBVA Seguros de Vida.

b) Payables and notes due related companies were as follows:
	Short-term		Long-term
	2005	2006	2005	2006
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	1,007	1,034	-	-
BBVA Chile S.A. (Collection Contract)	232	433	-	-
Servicios de Adm. Previsional S.A. (Collection Contract)	54	91	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”)	-	4	-	-
BBVA Pensiones Chile S.A.	4,888	-	-	-
Total	6,181	1,562	-	-

In the item “Payables due to Insurance Companies” MCh$1,007 in 2005 and MCh$1,034 in 2006 due to BBVA Seguros de Vida S.A. for premium of the life and disability insurance.

NOTE 10.  MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consist of the following:

	As of December 31,
	2005	2006
	MCh$	MCh$

Advances to employees	592	187
Medical leave advances	148	128
Advances to suppliers	81	38
Other operational	47	42
Other AFP Génesis	263	349
Insurance receivable	1	-
Common charges	75	114
AFC differences covered by the Company	276	175
Other	177	476
Total	1,660	1,509

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
NOTE 11.  PREPAID EXPENSES

Prepaid expenses consist of the following:
	As of December 31,
	2005	2006
	MCh$	MCh$

Insurance	20	19
Advertising	15	43
Advisory services	-	93
Prepaid expenses	15	27
Other	35	50
Total	85	232

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, fixed assets are presented at cost plus price level restatement. Depreciation expense of MCh$1,669 in 2004, MCh$1,979 in 2005 and MCh$1,640 in 2006 were charged against income.

Property, plant and equipment consist of the following:

	As of December 31,
	2005	2006
	MCh$	MCh$

Land	5,145	5,145
Buildings and Infrastructure	18,672	18,672
Equipment furniture and fixtures	2,276	2,175
Other fixed assets (1)	8,928	8,430
Accumulated depreciation	(8,757)	(8,732)
Property plant and equipment net	26,264	25,690
(1) The item “other fixed assets” includes capital leases and leasehold improvements. Capital leased assets acquired through financial leasing are recorded as per Note 2 letter f). Their future minimum payments are as follows:

		Maturity MCh$
	Interest rate annual	2007	2008	2009	2010	2011 and thereafter

Rancagua office	8.70%	6	6	6	6	24
Huérfanos office	8.97%	26	26	26	26	229
Quilicura office	8.01%	27	27	-	-	-
Total		59	59	32	32	253

Depreciation is included in operating expenses and has been calculated on a straight-line basis over the useful lives detailed below:

Years

Buildings and infrastructure	40 - 100
Equipment, furnitures and fixtures	5 - 10
Other fixed assets	5 - 10

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13.	INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:
	As of and for the years ended December 31,
	Participation			Carrying value		Equity in gain (loss)
	2004	2005	2006	2005	2006	2004	2005	2006
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Soc. Adm. de Fondos de Cesantía de Chile S.A.	37.80	37.80	37.80	920	895	(761)	(820)	(676)
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	212	217	49	47	56
Servicios de Adm. Previsional S.A. (Chile)	38.22	37.87	37.87	387	448	(598)	(209)	57
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	8,565	9,037	4,268	4,658	3,438
AFP Crecer (El Salvador) (1) (2)	19.00	-	-	-	-	736	-	-
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	3,299	3,166	2,093	1,937	1,256
AFP Porvenir (The Dominican Republic) (1) (3)	100	-	-	-	-	(461)	-	-
AFP Crecer (The Dominican Republic) (1) (4)	35.00	35.00	35.00	552	766	85	(104)	225
Total				13,935	14,529	5,411	5,509	4,356

(1)	These investments are measured in US$.
(2)
On October 13, 2004, Provida International sold the total of its equity interest in AFP Crecer S.A. to Fondo Universal S.A. de CV corresponding to 19% of the total equity interest. The sale price was US$12,227,062.02. The result of this operation generated a gain on sale of US$4,196,223.16, which is included in the account “Other non-operating Income”.

(3)
In May 2004, as a result of the sale of 30% stake of AFP Porvenir S.A. in the Dominican Republic to the Progreso Group S.A. and Progreso Compañía de Seguros S.A., Provida Internacional S.A. temporarily maintained 69.9999% stake in AFP Porvenir S.A. in the Dominican Republic (See footnote (4) to this table). This transaction generated a gain of US$910,633, which is included in the account “Other non-operating Income”.

(4)
On September 8, 2004 the merger by absorption of AFP Porvenir S.A by BBVA Crecer AFP, both resident in the Dominican Republic was approved. As a result, Provida held 35% of equity interest in BBVA Crecer. Since the merged companies were under common control, pooling of interests was used as per instructions of Technical Bulletin N°42.

b. Goodwill, net:

The amounts of these accounts were MCh$71,087 in 2005 and MCh$65,993 in 2006 corresponding to the excess of the cost over equity proportional value (VPP) (net of accumulated amortization) as per the following:

	As of December 31,
	2005	2006
	MCh$	MCh$

AFP Protección (Chile) (1)	49,389	45,598
AFP Unión (Chile) (1)	7,116	6,542
AFP El Libertador (Chile) (1)	794	711
Afore Bancomer (Mexico)	8,719	8,273
AFP Crecer (D. R.) (2)	4,561	4,394
AFP Génesis (Ecuador)	278	264
AFP Horizonte ( Perú)	230	211
Total	71,087	65,993
(1)  Absorbed by Provida S.A.
(2)  AFP Porvenir in 2003.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Both the amortization period and the method used are reaffirmed at least once a year. Amortization expense was MCh$5,407, MCh$5,120 and MCh$5,251 for the years 2004, 2005 and 2006, respectively.

NOTE 14.	OTHER ASSETS

	As of December 31,
	2005	2006
	MCh$	MCh$

Security deposits	112	112
Remodeling of leased customer service centers	185	130
Employee loans and advances	23	17
Reimbursable financing of contracts with service companies	2	1
Deferred employee bonuses under union contract	15	-
Other deferred expenditures AFP Genesis	50	32
Mandatory investments of AFP Genesis Ecuador	1,146	1,910
Total	1,533	2,202

NOTE 15.	OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$23,227 and MCh$24,546 as of December 31, 2005 and December 31, 2006 as per the following:

	2005	2006
	MCh$	MCh$

Banco BBVA Chile	15,541	14,271
Banco de Chile	3	10,209
Banco Santander Santiago	7,643	41
Banco del Estado de Chile	15	24
Banco Bice	-	1
Banco Scotiabank	8	-
Banco Crédito e Inversiones	17	-
Total	23,227	24,546

The use of the above lines of credit to finance business operations generates variable interest rate expenses as included in the contracts between the parties. The average interest rate paid during 2006 was 5.49% (annual). As of December 31, 2006 the unused credit lines amount to MCh$50,114.

NOTE 16.	NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Pensiones Chile S.A.

Software license contract entered into from December 1, 2005 for an amount of MCh$4,511 in 2005 and MCh$5,175 in 2006, corresponding to intellectual property rights related to software use, its application on different operating and administrative processes as use and performance, recorded in intangibles (see further discussion in Note 32). The accumulated amortization of this asset is shown in the “amortization” account in operating expenses for an amount of MCh$903 in 2005 and MCh$1,860 in 2006.

Contract dated December 1st, 2005 for software maintenance and modifications for changes related to new regulations or new requirements. This maintenance service is performed in the maintenance center (CMA). During the period,

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

provisions for this service amounted to MCh$378 in 2005 and MCh$1,268 in 2006 respectively, accounted for in the “computing cost” line.

BBVA Chile S.A.

There were included in the account “Obligations with banks and financial institutions” promissory notes amounting to MCh$13,129 million as of December 31, 2005 and MCh$12,857 as of December 31, 2006, corresponding to extendable working loan (with no guarantees).  The weighted average monthly interest rate was 0.33% in 2005 and 0.45% in 2006 equivalent to 4.04% and 5.49% annually, respectively. Also, overdrafts lines of MCh$2,412 in 2005 and MCh$1,415 in 2006 were included, with a monthly rate of 0.33% and 0.45%, respectively.

BBVA Bancomer Servicios (Mexico)

Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$719 at December 31, 2005 and MCh$1,395 at December 31, 2006 are included in the “computing cost” line.

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

The balances owed as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$
a. Independent affiliates
• Balance at closing of previous year	516	429
• Withholding of health contributions from participants during the year	1,077	5,718
• Payments to National Health Fund during the year	(1,155)	(5,714)
Independent participants’ health withholding	438	433
b. Pensioners
• Balance at closing of previous year	1,409	1,526
• Withholding of health contributions from pensioners during the year	18,015	23,354
• Payments to National Health Fund during the year	(7,631)	(7,036)
• Payments to Health Insurance institutions during the year	(10,235)	(16,094)
• Retention of taxes from pension	34	38
Pensioners health withholdings (*)	1,592	1,788
(*) These amounts are included in “Withholdings from pensioners” on the balance sheet.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 18.	WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Retention of taxes from foreign shareholders	1,416	-
Social security payments	258	320
Payroll taxes withholdings	115	103
Other payroll withholdings	383	499
Total	2,172	922

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 19.	ACCRUED EXPENSES

Accrued expenses are as follows:
	As of December 31,
	2005	2006
	MCh$	MCh$

Provisions for unfavorable casualty rate	15,771	18,001
Employee profit-sharing and other	2,037	1,874
Vacation accruals	1,311	1,298
Seniority bonuses	173	330
Accruals for incurred expenses as yet un-invoiced	1,147	1,457
Other accruals	486	2,278
Total	20,925	25,238

Long-term provisions: During December 31, 2005 and December 31, 2006, none were recorded.

Write-offs: In the 2004, 2005 and 2006 years, the Company made write-offs of MCh$480, MCh$437 and MCh$840, as detailed below:

	2004	2005	2006
	MCh$	MCh$	MCh$

Write-offs for asset impairment	-	109	300
Circular 650 (claims and returns)	188	181	109
Additional contributions and unrecoverable pensions	163	91	273
Collections	61	33	131
Other	68	23	27
Total	480	437	840

Also, the Company made write-offs of fixed assets for MCh$0.8, MCh$9 and MCh$4 in 2004, 2005 and 2006 respectively.

NOTE 20.	OTHER CURRENT LIABILITIES

	As of December 31,
	2005	2006
	MCh$	MCh$
Professional fees and other	1,234	530
Total	1,234	530

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 21.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

		As of December 31,
	Interest	2005	2006
	Rate	MCh$	MCh$
Capital lease obligations (Note 12):
• U.A.P. Seguros de Vida	8.97%	333	318
• Santiago Leasing	8.01%	60	29
• Seguros de Vida Euroamérica	8.70%	45	43
Other:
• Provision for pensions Banco Hipotecario Chile (predecessor company)		614	622
• Security deposits		163	163
Total		1,215	1,175

NOTE 22.	INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 17%.

As per the instructions in Note No. 1,466 of the Superintendency of Insurance and Securities, the income tax is as follows:

a. Income taxes:

	As of December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Taxable income	36,335	43,252	44,622
Income tax provision-current	6,560	7,353	7,586
Special tax	-	9	12
Un-remitted earnings for tax purposes	58,156	66,076	78,522
Shareholders’ credit for future dividends	9,902	11,986	14,176

The amount of unremitted tax earnings and the respective credits are as follows:

Year	Amount (MCh$)	Credit

2001	7,434	15.0%
2002	8,523	16.0%
2003	16,196	16.5%
2004	10,717	17.0%
2005	5,854	17.0%
2006	29,798	17.0%
Total	78,522

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Income tax expense was MCh$7,135, MCh$8,885 and MCh$9,862 for the years ended December 31, 2004, 2005 and 2006.

b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2005 and 2006:

	2005				2006
	Deferred income taxes				Deferred income taxes
	Assets		Liabilities		Assets		Liabilities
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	MCh$	MCh$	MCh$	MCh $	MCh$	MCh$	MCh$	MCh $
Deferred income tax assets (liabilities):
Leasing obligation, net	17	64	-	-	16	57	-	-
Accrued vacation	224	-	-	-	221	-	-	-
Leased assets, net	-	-	(3)	(65)	-	-	(3)	(60)
Provision for pensions of BHC	-	114	-	-	-	116	-	-
Tax goodwill of AFP El Libertador	-	-	(10)	(125)	-	-	(9)	(112)
Tax goodwill of AFP Unión	-	-	(91)	(1,119)	-	-	(84)	(1,028)
Tax goodwill AFP Protección	-	-	(634)	(7,762)	-	-	(585)	(7,167)
Depreciation	-	-	(37)	(1,513)	-	-	(38)	(1,562)
Accrued life and disability insurance	-	-	-	-	-	-	-
Gains on mandatory investment	-	-	-	(4,320)	-	-	-	(6,942)
Deferred employee bonuses under union contract	-	-	(72)	-	-	-	(3)	-
Deferred expenses	-	-	-	-	-	-	-	-
Others	23	-	-	-	19	-	-	-
Complementary accounts, net of accumulated amortization	(14)	(178)	772	10,584	(13)	(173)	716	9,929
Total	250	-	(75)	(4,320)	243	-	(6)	(6,942)

As of December 31, 2006, deferred income taxes for gains on shares of funds Types A, B, C, D and E regarding mandatory investments are registered at their present value amounting to MCh$6,942, and other temporary differences of MCh$237.

Deferred tax assets and liabilities for other tax jurisdictions are immaterial.

According to the instructions from the Superintendency of Pension Funds Administrators in Note N°23,186 for the calculation of the current deferred tax value generated by gains on the shares of mandatory investments at December 31, 2006, M$12,230 has been discounted from the deferred tax using the TIR rate of the Bonds BCCH “Tesorería General de la República” in UF (BTU), LC category, which equated to 2.872% at December 31, 2006. At December 31, 2005 that TIR amounted to 3.4838%.

It is not possible to determine the amount of deferred taxes from the returns on mandatory investments that would be liquidated during 2006 up to 2007, as it is not possible to determine the shares that will remain on hand at the date of preparation of these financial statements. Consequently, for Chilean GAAP purposes, the deferred taxes associated with the gain on mandatory investment are therefore classified as long term.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Income taxes for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	MCh$	MCh$	MCh$

Income tax provision-current	(6,560)	(7,353)	(7,586)
Adjustment to prior year income tax	(1,212)	(1,626)	-
Deferred income taxes and deferred charges	(75)	(988)	(2,169)
Complementary accounts amortization	(344)	(322)	(475)
Credits for dividends received from foreign related companies	1,057	1,155	1,340
Other charges	(1)	249	(972)
Income tax	(7,135)	(8,885)	(9,862)

d. Receivable and payable taxes are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Income taxes payable-current	(7,353)	(7,586)
Special tax	(9)	(12)
Provisional monthly payments	5,397	5,923
Credits for training costs	1,305	1,486
Credits for taxes paid on foreign investment	434	-
Total	(226)	(189)

NOTE 23.	LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Note 21 are the following:

As of December 31, 2006
MCh$

2007	295
2008	295
2009	295
2010	30
2011 and thereafter	259
Total	1,175

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 24.	SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Paid-in capital	Additional Paid-in capital	Other reserves	Retained Earnings	Net income	Interim Dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2004	84,438	122	(1,601)	65,776	32,005	(7,928)	172,812
Transfer of 2003 net income	-	-	-	24,077	(32,005)	7,928	-
Interim dividend	-	-	-	-	-	(9,939)	(9,939)
Final dividends paid	-	-	-	(17,653)	-	-	(17,653)
Cumulative translation adjustment of foreign affiliates	-	-	(3,161)	-	-	-	(3,161)
Price-level restatement	2,111	2	(39)	1,788	-	(60)	3,802
Net income for the year	-	-	-	-	27,246	-	27,246
Balances as of December 31, 2004	86,549	124	(4,801)	73,988	27,246	(9,999)	173,107
Extra Accounting Restatement	3,116	4	(172)	2,663	980	(360)	6,232
Restated to constant Chilean pesos of December 31, 2005	89,665	128	(4,973)	76,651	28,226	(10,359)	179,339
Balances as of January 1, 2005	86,549	124	(4,801)	73,988	27,246	(9,999)	173,107
Transfer of 2004 net income	-	-	-	17,247	(27,246)	9,999	-
Interim dividend	-	-	-	-	-	(9,834)	(9,834)
Final dividends paid	-	-	-	(14,582)	-	-	(14,582)
Cumulative translation adjustment of foreign affiliates	-	-	(3,431)	-	-	-	(3,431)
Price-level restatement	3,116	5	(173)	2,731	-	(118)	5,561
Net income for the year	-	-	-	-	34,813	-	34,813
Balances as of December 31, 2005	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634
Extra Accounting Restatement	1,883	2	(177)	1,668	731	(209)	3,898
Restated to constant Chilean pesos of December 31, 2005	91,548	131	(8,582)	81,052	35,544	(10,161)	189,532
Balances as of January 1, 2005	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634
Transfer of 2005 net income	-	-	-	24,861	(34,813)	9,952	-
Interim dividend	-	-	-	(21,499)	-	-	(21,499)
Final dividends paid	-	-	-	-	-	(6,272)	(6,272)
Cumulative translation adjustment of foreign affiliates	-	-	598	-	-	-	598
Price-level restatement	1,883	2	(177)	1,781	-	26	3,515
Net income for the year	-	-	-	-	44,117	-	44,117
Balances as of December 31, 2006	91,548	131	(7,984)	84,527	44,117	(6,246)	206,093

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Common stock:

331,316,623 common shares with no par value represent Provida’s authorized, issued, and outstanding common stock at December 31, 2006.

Majority shareholders’ custodian:

	Years ended December 31,
	2004		2005		2006
	Purchased	Sale	Purchased	Sale	Purchased	Sale
	Shares	Shares	Shares	Shares	Shares	Shares
The Bank of New York (C.1375 SVS)	31,461,645	32,969,175	13,662,525	6,938,850	22,461,075	16,831,050

The Bank of New York acts as custodian for Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida’s net income for each year.  In relation to the payments of dividends, the Board of Directors pays an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal to legal minimum and not exceeding the 50% of the net income. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year. For 2006 in the Ordinary Shareholders’ meeting in April 21, 2006 established that the amount of dividends must not exceed 50% of net income.

Other Reserves – Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No 64 of the Chilean Association of Accountants. As of December 31, 2005 and 2006 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso totaled MCh$8,582 and MCh$7,984, respectively, and are included under the caption “Other reserves” within the shareholders’ equity of the Consolidated Balance Sheets.

	As of December 31,
	2005	2006
Cumulative translation adjustment	MCh$	MCh$
Balance at beginning of the year	(4,902)	(8,406)
Foreign exchange translation adjustments (Provida Internacional)	(3,503)	598
Price-level restatement of cumulative translation adjustment	(177)	(176)
Total	(8,582)	(7,984)

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October of each year. The Board of Directors’ meeting held on September 26, 2006 agreed to pay the interim dividend No.45 of MCh$6,272 (historic) corresponding to Ch$18.93 per share.

Treasury stock: None.

Final Dividends:  The Ordinary Meeting of shareholders held on April 20, 2006 approved the distribution of a final dividend of Ch$64.89 per share out of income for the year 2005, for an amount of MCh$21,499. The payment of the declared dividends was made in May 2006.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 25	OTHER OPERATING REVENUES

In the account “Other Operating Revenues” MCh$6,436 for 2005 and MCh$7,475 for 2006 are included as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
a. Financial revenues from Insurance Contracts:
• August 99 – July 01	387	53	5
• August 01 – July 03	630	546	173
• August 03 – December 04	183	485	1.188
• January 05 - indefinite	-	94	1.166
b. Additional revenue from contributions before January 1, 1988 (1)	4	-	-
c. Surcharge and collection costs (1)	663	1.796	674
d. Revenues from services rendered by Administradora de Fondos de Cesantía de Chile S.A. (2)	494	582	545
e. Other operating revenues - AFP Genesis in Ecuador	2.262	2.880	3.724
Total	4.623	6.436	7.475
(1)	Surcharge and recovery of collections costs for contributions that are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.
(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 32.

NOTE 26.	OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:
	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Rental of premises	1,480	1,761	1,771
Penalty interest	3	2	13
Interest Previred current account	11	11	23
Gain on sale of assets	2	10	1
Gains on Provida Internacional-sale of equity method investments	3,019	-	-
Other revenues of subsidiary Genesis in Ecuador	-	7	8
Other	74	147	16
Total	4,589	1,938	1,832

NOTE 27.	DIRECTORS’ FEES

Directors received fees as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Attendance fees	67	65	123
Other fees	10	7	4
Total	77	72	127

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 28.	INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Interest on loan	179	651	714
Interest expense for use of bank overdrafts	938	608	932
Overdrafts tax	-	245	258
Interest on leasing contracts	47	43	39
Others	26	18	-
Total	1,190	1,565	1,943

NOTE 29.	OTHER EXPENSES

a.  Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$1,904, MCh$1,989 and MCh$1,830 for the years ended December 31, 2004, 2005 and 2006 respectively. These expenses are related to the evaluation and qualification of the affiliate disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

b. Other non-operating expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Contingencies settled	-	425	505
Loss on forward contracts	-	-	273
Other Banco Hipotecario Chile	-	397	105
Rental expenses	539	294	13
Fines by SAFP	54	116	60
Loss on disposal of property plant and equipment	1	9	3
Write-offs for others	35	310	85
Loss on sale of assets	3	-	3
Other	332	102	119
Total	964	1,653	1,166

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 30.	PRICE-LEVEL RESTATEMENT

The application of price level restatement is as described in Note 2 letter c). The price-level restatement losses amounted to M$Ch1,276, MCh$1,956 and MCh$1,218 in 2004, 2005 and 2006 and are as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Shareholders’ equity	4,023	5,677	3,515
Other assets	(2,627)	(3,563)	(2,217)
Property, plant and equipment, net	(907)	(1,204)	(705)
Liabilities	85	16	10
Accumulated depreciation	169	251	166
Income statement amounts	533	779	449
Net charge to income	1,276	1,956	1,218

NOTE 31.	SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
In the Consolidated Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Between 1 to 2,000 payrolls including VAT: UF 0.054 per payroll
Between 2,001 to 4,000 payrolls including VAT: UF 0.048 per payroll
Between 4,000 to 7,000 payrolls including VAT: UF 0.042 per payroll
Between 7,001 and more payrolls including VAT: UF 0.036 per payroll
Net costs recorded	245	265	305
Amount owed	48	69	22
Form of payment: cash

a.2) Banco Santander
Line of business: Banking activities
Value of Service including VAT: UF 0.023 per payroll
Net costs recorded	100	98	105
Amount owed	42	18	18
Form of payment: cash

a.3) Banco de Chile
Line of business: Banking activities
Value of service including VAT(*): UF 0.042 by payroll
Net costs recorded	3	2	3
Amount owed	1	-	1
Payment: cash
(*) Puerto Williams branches only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
a.4) BBVA Chile
Line of business: Banking activities
Value of service including VAT (*): UF 0.024 by payroll
Net costs recorded	810	1,315	1,310
Amount owed	256	232	434
Payment: cash

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Value of service including VAT (*): Ch$125.62 per payroll and Ch$22.56 per register, adjustable semi-annually
Net costs recorded	59	90	117
Amount owed	15	26	21
Payment: cash
(*) Contract outstanding since June 2001
a.6) Caja de Compensación Los Héroes
Line of business: Compensation Administrator
Value of service including VAT (*): Ch$124.46 per payroll and Ch$22.37 per register, adjustable semi-annually
Net costs recorded	1	1	1
Amount owed	-	-	-
Payment: cash

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Value of service including VAT (*): Ch$125.62 per payroll and Ch$22.56 per register, adjustable semi-annually
Net costs recorded	21	31	36
Amount owed	13	5	6
Payment: cash

a.8) Servicios de Administración Previsional
Line of business: Electronic collection services
Value of service including VAT Full Internet by a factor between 1 and 9.999, Ch$160.76 per payroll by a factor between 10,000 and 24,999 Ch$132.39 per payroll
And per each line of detail Ch$28.92
Joint:
by a factor between 1 and 9,999 Ch$146.13 per payroll
by a factor between 10,000 and 24,999 Ch$120.34 per payroll
1 line of detail Ch$377.70.
between 2 and 5 lines of detail Ch$302.20.
between 6 and 9 lines of detail Ch$264.40.
between 10 and more lines of detail Ch$0.
Net costs recorded	95	171	443
Amount owed	33	54	91
Payment: cash
a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Administrator

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Value of service including VAT (*): Ch$120.23 per payroll and Ch$21.61 per register, adjustable semi-annually
Net costs recorded	1	-	3
Amount owed	12	-	1
Payment: cash

b. Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory investments resulting in costs included in "Administrative Expenses" are as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
b.1 Brown Brothers Harriman & Co.
Line of business: Banking activities
Type services rendered: Custodian
Net costs recorded	427	336	236
Amount owed	-	-	-
Payment: Cash

b.2 Depósito Central de Valores S.A.
Line of business: Depositary Services
Type services rendered: Custodian
Net costs recorded	432	414	416
Amount owed	-	-	-
Payment: Cash
Total	859	750	652

c. Stock exchange transaction services

Brokerage costs are included in “Administrative Expenses”, as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Bolsa de Comercio de Chile
Line of business: Brokerage
Amount owed : MCh$NIL
Payment : Cash
Fixed costs	67	90	103
Broker commissions	58	84	89
Total	125	174	192

d. Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Telefónica CTC Chile S.A. and Telefónica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "computing expenses" amounted to MCh$322, MCh$669 and MCh$827 in the years ended December 31, 2004, 2005 and 2006, respectively.

Amounts owed to Telefónica CTC Chile S.A. in 2005 and 2006 amounted to MCh$82 and MCh$0, respectively.

e. Tata Consultancy y Services BPO Chile S.A. This company provides the following services:

Microfilm services and administration of archive and reception departments, which contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "Administrative Expenses" and were MCh$86, MCh$130 and MCh$583 for the years ended December 31, 2004, 2005 and 2006, respectively.

Design and management of centralized database, which contract includes the management and safekeeping of the database regarding participants contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services were MCh$75, MCh$93 and MCh$86 for the years ended December 31, 2004, 2005 and 2006, respectively.

Agreement for supplying digital forms, which agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. This agreement is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida’s requirements. The effect in income is included in “administrative expenses” of MCh$334 in 2004, MCh$499 in 2005 and MCh$204 in 2006.

Amounts owed to Tata Consultancy y Services BPO Chile S.A amounted to MCh$40 in 2005 and MCh$0 in 2006.

f. Xerox de Chile S.A. The company has a contract with Provida for photocopy equipment rental, technical service, and maintenance of printers. The cost for these services was MCh$90, MCh$41 and MCh$0 for the years ended December 31, 2004, 2005 and 2006, respectively, and is included in "administrative expenses".

Amounts owed were MCh$0 for the years ended December 31, 2005 and 2006, respectively.

g. BBVA Banco (Chile)

Providing services of pension payments and saving withdrawals through a contract in force from February 1, 2003. The related costs correspond to 0.035 UF per payroll + VAT for transactions between 0 and 25,000 and 0.0295 UF per payroll +VAT for transactions over  25,000. The amounts accounted for as "administrative expenses" were MCh$452, MCh$890 in 2005 and MCh$757 in 2006.

h. Other minor services

Other contracts with EFCO Servicios Generales S.A. and Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssen (elevators) resulted in transactions of MCh$169, MCh$42 and MCh$190 for the years ended December 31, 2004, 2005 and 2006, respectively, and are included in "administrative expenses".

Amounts owed were MCh$5 and MCh$0 for the years ended December 31, 2005 and 2006, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 32.	TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related companies for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2004	2005	2006		2004	2005	2006

BBVA Pensiones Chile S.A.(a)	Pending Balance	MCh$	-	-		MCh$	(52)	-	-
	Lease	MCh$	98	-		MCh$	98	-	-
	Software Purchase	MCh$	-	4,511	5,175	MCh$	-	(903)	(958)
	Software Maintenance Service (CMA)	MCh$	-	378	1,268	MCh$	-	(378)	(1,268)

BBVA Corredores de Bolsa S.A. (b)	Financial services	MCh$	109	97	119	MCh$	(109)	(97)	(119)

BBVA Chile S.A. (b)	Lease branches, BBVA Tower	MCh$	1,378	1,615	1,655	MCh$	1,378	1,615	1,655
	Lessee Overhead	MCh$	152	310	306	MCh$	(152)	(310)	(306)
	Lessor Overhead	MCh$	361	482	413	MCh$	361	482	413
	Withdrawal saving services	MCh$	195	384	167	MCh$	(195)	(384)	(167)
	Lease branches, Huérfanos-Banderas	MCh$	526	747	797	MCh$	(526)	(747)	(797)
	Pension payments services	MCh$	309	467	573	MCh$	(309)	(467)	(573)
	Collection contract	MCh$	810	1,315	1,310	MCh$	(810)	(1,315)	(1,310)
	Line of credit	MCh$	11,635	15,541	14,271	MCh$	(296)	(630)	(797)
	Expenses for current account maintenance	MCh$	-	3	4	MCh$	-	(3)	(4)

BBVA Compañía de Seguros de Vida S.A. (b)	Paid premiums	MCh$	32,108	34,774	38,836	MCh$	(32,108)	(34,774)	(38,836)
	Casualty rate Provision	MCh$	17,003	11,237	18,172	MCh$	(17,003)	(11,237)	(18,172)
	Financial Revenues	MCh$	175	582	2,162	MCh$	175	582	2,162
	Premium liquidation payments	MCh$	-	13,802	12,991	MCh$	-	-	-

Servicio de Adm. Previsional S.A. (c)	Electronic collection service	MCh$	23	171	443	MCh$	(23)	(171)	(443)
	Loan	MCh$	260	265	287	MCh$	11	10	23
	Password administration	MCh$	-	41	38	MCh$	-	(41)	(38)
	Data Processing	MCh$	-	21	21	MCh$	-	(21)	(21)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2004	2005	2006		2004	2005	2006

	Archive transfer	MCh$	12	7	11	MCh$	(12)	(7)	(11)

Administradora de Fondos de Cesantía Chile S.A. (c)	Technological support services	MCh$	352	457	437	MCh$	352	457	437
	Technological advisory and services	MCh$	142	124	108	MCh$	142	124	108
	Mercantile current account	MCh$	416	283	240		-	-	-

BBVA Bancomer Servicios S.A	Data Processing	MCh$	-	719	1,395	MCh$	-	(719)	(1,395)

Nature of relationship:
(a)  Parent
(b)  There is a relationship through common shareholder BBVA Group.
(c)  Affiliated Company

NOTE 33.	HEDGE CONTRACTS

During 2006, the Company maintained hedge contracts, corresponding to interest rates forwards in order to cover financial risks.  The associated loss was recorded as “non-operating expenses” amounting to a loss of MCh$273 in 2006, meanwhile in 2005 the Company did not have any hedge contract.

NOTE 34.	COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 to Administradora de Fondos de Cesantía de Chile S.A. (its equity-method investee) equivalent to 151,200 UF (MCh$2,772). The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee expires in January 2012. Provida had not been required to perform under the guarantee for the years ended December 31, 2004, 2005 or 2006.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$0.8).

The Company’s contingency is approximately UF1,010,236 (MCh$18,524). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c. Insurance Contract

The Company has an insurance contract with BBVA Seguros de Vida S.A. for an indefinite period, from January 1, 2005, which payment rates are specified in this document (Note 8 b), specifying the insurance rate in accordance with the casualties and financial revenues.

The Company had an insurance contract with BBVA Seguros de Vida S.A. from August 1, 2003 to December 31, 2004.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On March 31, 2006 the Company paid UF 403,367.62 (MCh$7,396) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 05 to indefinite date Contract. As indicated on Note 8 b), the final settlement of this contract will take place 48 months after the end of coverage, but it is extendable up to two years by common agreement, with pre-payments at June 30 of each year from 2006 onwards.

On March 31, 2006 and on March 31, 2005 the Company paid UF 377,778.72 (MCh$6,927) and UF 815,318.86 (MCh$14,950) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-December 04 Contract. As indicated on Note 8 b), the final settlement of this contract will take place on January 31, 2008 with pending true-ups on March 31 of each year from 2005 onwards, in which the respective difference will be paid.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force from August 1, 2001 to July 31, 2003.

On March 31, 2006 and on March 31, 2005, the Company received UF 11,023.30 (MCh$202) from the insurance company ING Seguros de Vida S.A. Additionally, the Company paid UF 191,930.38 (MCh$3,519) corresponding to true-ups from the August 01-July 03 Contract. As indicated on Note 8, b), the final settlement of this contract will take place on January 31, 2008 pending true-ups on March 31 of each year from 2005 onwards, in which the respective difference will be paid.

On March 31, 2006 and March 31, 2005 the company paid UF 15,851.73 (MCh$291) and UF 83,666.42 (MCh$1,534) to the insurance company, corresponding to true-ups from the August 99-July 01 Contract. As indicated on Note 8, b), the final settlement of this contract was on March 31, 2006 and was  extended for one year by common agreement, with pre-payments at March 31 of each year from 2001 onward, in which the respective difference will be paid.

On March 31, 2005, the Company received UF 25,20 (MCh$0,46) from the insurance companies ING Seguros de Vida S.A., corresponding to true-ups related to the August 97-July 99 Contract. As indicated on Note 8, b), the final settlement of this contract took place on March 31, 2004, which, although extended for 2 years beyond that date, has now been finally settled.

d. Litigation

Provida has filed a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Funds when the bank made extraordinary settlements of mortgage-backed bonds in 1986 without assessing whether it had violated the legal and contractual rules applicable to those instruments. In a subsequent action, Provida filed a lawsuit for payment based on Law No 18,010. The court rejected the claim. An appeal in the High Court is still pending.

On April 28, 1993, the Company’s Labor Union filed a suit before the courts against the Company, alleging differences during 1990 and 1991 between legally binding payments and the Company’s paid bonuses. Thereafter, in April 1995 a new suit was filed for the same concepts for years 1992 and 1993. In March and April 1997 again new suits were filed for the same concepts for years 1994 and 1995. In relation with the first suit, the final payments have been settled upon. According to the Company’s Legal Advisors’ Division, neither these lawsuits nor the settlements reached should have a material unfavorable effect on BBVA Provida’s shareholders’ equity or financial results.

On August 20, 2004, the Company was notified of a labor lawsuit in the 9th Labor Court of Santiago presented by the Administrator’s labor union, alleging differences in the Company’s profit subject to profit-sharing as reported in the year 2000. According to the opinion of the Company’s Legal Advisory Division, there will not be any material effects on  the Company’s results.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On October 21, 2005, the 8th Labor Court garnished of MCh$1,100 from the Company’s current account, amount that was deposited into the Court’s current account. In December 2005, this amount was distributed among the plaintiffs.

On August 11, 2006, the Court of Appeal confirmed judge’s resolution, rejecting the objections from the two first appraisals.

On January 5, 2007 the court approved the settlement of MCh$506 for a credit, for which the Company requested the rejection of settlement. On February 19, 2007, the Court adopted the resolution that rejected both parties request, carrying out the aforementioned impound.

For the year ended December 31, 2006 there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$419. However, the opinion of the Company’s Legal Advisory Division, these lawsuits will have a material impact on the Company’s results.

Additionally, there are pending labor lawsuits related to pension matters for approximately MCh$236. According to the opinion of the Company’s Legal Advisory Division, there will not be any material effects on the Company’s results.

e. Derivative financial instruments Forward Contracts

At December 31, 2005 and December 31, 2006 there were no derivative financial instruments forward contracts outstanding.

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount not paid since the date mentioned above until December 31, 2005 and 2006 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment Abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, Provida has taken part in these projects through capital contributions and sales of their internally developed software.

At year-end, the Administrator maintains investments, through its subsidiary Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership over the paid-in capital and an investment equivalent to US$4,063,668; in Génesis AFP (Ecuador) with a 99.999994% ownership and an investment equivalent to US$843,991; in Afore Bancomer (Mexico) with a 7.50% ownership and an investment equivalent to US$66,263,572 and AFP BBVA Crecer (the Dominican Republic) with a 35.0% ownership and an investment equivalent to US$16,941,795.

h. Foreign technician contributions

On July 12, 2004, AFP Provida S.A. was notified of liquidations from N°184 to 205 from July 9, 2004, containing withholdings of MCh$403 charged to the Company in connection with article 74 of income tax law. This charge included adjustments, interests, penalties for the period starting March 2001 to December 2002 in relation to withholdings from mandatory and voluntary contributions as deposits by agreement made by foreign technicians.

On August 10, 2004 an appeal was presented to the Chilean Tax Authority related to these assessment and on August 28, 2006, such Authority was requested to annul those assessments. The request was approved and communicated on December 15, 2006, annulling the liquidations aforementioned.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

i. Internal Revenue Service Withdrawal

On August 30, 2005 the Internal Revenue Service made a tax assessment for M$4,800 in relation to the tax over book basis in the merger and acquisition of AFP Protección S.A. The Company submitted the respective appeal since all its tax returns had been filed in accordance with Chilean law and instructions issued by the Internal Revenue Service. Finally, this appeal was resolved and the liquidation was annulled.

j. Mandatory investments

The Company, as disclosed in Note 6, is responsible for a minimum return on its investments. Should that minimum return not meet the requirements, the Company may make up the difference with gains on its mandatory investment or buying more shares in the Pension Fund. To date, the minimum return has met the requirements.

NOTE 35.	OPERATING REVENUES AND EXPENSES BY FUND

The operating revenues and expenses by fund for the year ending December 31, 2004, 2005 and 2006 are as follows:

Year 2004

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed Fee	394	2,923	3,069	599	116	7,101
Variable Fee	8,323	39,510	47,846	8,318	2,116	106,113

Fees from programmed withdrawals and temporary income
Variable Fee	2	4	99	757	92	954

Gains on mandatory investments	887	2,553	6,263	1,389	225	11,317
Total	9,606	44,989	57,277	11,063	2,549	125,485

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	2,420	12,206	35,600	2,809	693	53,728
Sales personnel payroll expenses	-	-	8,827	-	-	8,827
Commissions paid for custody of securities
National	21	75	270	56	10	432
Foreign	28	78	283	33	5	427
Stock exchange transaction expenses	12	39	40	29	5	125
Total	2,481	12,398	45,020	2,927	713	63,539

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2005

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	611	3,225	3,141	604	99	7,680
Variable fee	13,181	44,427	49,568	8,500	1,802	117,478

Fees from programmed withdrawals and temporary income
Variable fee	8	13	121	768	86	996

Gains on mandatory investments	1,451	2,520	4,848	1,005	136	9,960
Total	15,252	50,185	57,677	10,877	2,123	136,114

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	3,860	13,430	28,382	2,184	501	48,357
Sales personnel payroll expenses	-	-	8,077	-	-	8,077
Commissions paid for custody of securities
National	9	19	373	11	2	414
Foreign	5	11	312	7	1	336
Stock exchange transaction expenses	4	10	153	6	1	174
Total	3,878	13,470	37,297	2,208	505	57,358
The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

Year 2006

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for mandatory contribution deposits and provisional pension savings
Fixed fee	334	1,187	1,228	229	34	3,012
Variable fee	21,858	47,851	51,850	8,882	1,576	132,017

Fees from programmed withdrawals and temporary income
Variable fee	14	24	150	787	81	1,056

Gains on mandatory investments	3,965	5,578	10,809	2,018	203	22,573
Total	26,171	54,640	64,037	11,916	1,894	158,658

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	6,394	14,338	34,324	2,261	432	57,749
Sales personnel payroll expenses	-	-	8,328	-	-	8,328
Commissions paid for custody of securities
National	51	81	233	45	6	416
Foreign	34	54	137	30	4	259
Stock exchange transaction expenses	30	47	85	26	4	192
Total	6,509	14,520	43,107	2,362	446	66,944

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C pension fund only

NOTE 36.	SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded provisions of MCh$53 and MCh$57 in 2005 and 2006, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 37.	SANCTIONS

a)  Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 0005, on January 31, 2005 SAFP assessed the Administrator a penalty of UF 1,800 (MCh$33), for breaking a regulation of Article 147, Law Decree 3,500 under instructions issued in Notes 1,214 and 1,220.

In accordance with Resolution No. 0013, on March 31, 2005, SAFP assessed the Administrator a penalty of UF 300 (MCh$6), for breaking regulation of Article 19, Law Decree 3,500 under instructions issued in Notes 336, Note 362 and Note 1,220 in relation to collection of pension debts.

In accordance with Resolution No. 0025, on May 05, 2005 SAFP assessed the Administrator a penalty of UF 400 (MCh$7), for breaking regulations issued in official letters 14,791 and 1,057 in relation to the maintenance its of pension historical data base.

In accordance with Resolution No. 0026, on May 05, 2005 SAFP assessed the Administrator a penalty of UF 300 (MCh$6), for breaking regulations issued in Note 1,221 in relation to statistical information submitted to said organization.

In accordance with Resolution No. 0027, on May 19, 2005 SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of Article 47, Law Decree 3,500 in connection with investment limits.

In accordance with Resolution No. 0032, on May 27, 2005 SAFP assessed the Administrator a penalty of UF 1,500 (MCh$28), for breaking regulations of Article 31, Law Decree 3,500 in connection with affiliates pension savings statements  and the related internet publication.

In accordance with Resolution No. 0033, on May 27, 2005 SAFP assessed the Administrator a penalty of UF 150 (MCh$3), for breaking regulations in connection with irregular process in claims processing related to benefits requests and non compliance with SAFP’s instructions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with Resolution No. 0035, on June 22, 2005 SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of instructions in Chapter V of Note 1,214 in connections with withdrawals in the account of “Banco Inversiones Extranjeras”

In accordance with Resolution No. 0046, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of instructions in Note 1,214 in connection with untimely submission and misleading documents.

In accordance with Resolution No. 0047, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of instructions in Notes 1,216 and 1,285 with respect to operations in foreign currency during November 2002 to March 2004.

In accordance with Resolution No. 0048, on August 8, 2005 SAFP assessed the Administrator a penalty of UF 400 (MCh$7), for breaking regulations of instructions in Note 1,216 due to the excess over investment limits in shares issued by foreign mutual funds.

In accordance with Resolution No. 0053, on November 7, 2005 SAFP assessed the Administrator a penalty of UF 600 (MCh$11), for breaking regulations of instructions in Note 1,216 due to the excess over investment limits in shares issued by foreign mutual funds.

In accordance with Resolution No. 0007, on June 2, 2006 SAFP assessed the Administrator a penalty of UF 1,500 (MCh$28), for breaking regulations of instructions in Note 1,285 due to lack of control over processes  in connection with verification, acknowledgment and clearance, regarding fee devolutions or rebates received by administrators with foreign funds.

In accordance with Resolution No. 0010, on August 18, 2006 SAFP assessed the Administrator a penalty of UF 700 (MCh$13), for breaking regulations of instructions in Note 336 due to lack of control in formalities related to charging pending contributions.

In accordance with Resolution No. 0019, on December 04, 2006 SAFP assessed the Administrator a censorship for breaking regulations of instructions in Note 1,291 and 1,304 in reference to the cause and the final date of the pension process.

In accordance with Resolution No. 0021, on December 04, 2006 SAFP assessed the Administrator a penalty of UF 500 (MCh$9), for breaking regulations of instructions in article 72 bis from L.D. 3,500 and Note 1,306 due to the delay of submission of information to the Public List.

In accordance with Resolution No. 0034, on December 28, 2006 SAFP assessed the Administrator a penalty of UF 350 MCh$6), for breaking regulations of instructions in Note 1,271, 1,299, 1,247 and 1,285 for noncompliance of instructions, particularly electronic information transmission.

B) There are no penalties from other administrative authorities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 38.	DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders
a) As of December 31, 2005
10% holding or more	75.08	2
Less than 10% holding with investment of UF 200 or more	24.31	1,372
Less than 10% holding with investment of less than UF 200	0.61	970
Total	100.00	2,344
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

b) As of December 31, 2006
10% holding or more	78.92	2
Less than 10% holding with investment of UF 200 or more	20.62	1,235
Less than 10% holding with investment of less than UF 200	0.46	840
Total	100.00	2,077
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1
(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

NOTE 39.	SIGNIFICANT EVENTS

•
On January 13, 2006, the Company informed the Superintendency of AFP of a new fee structure regarding mandatory contributions and voluntary saving withdrawal in force since May 1, 2006. In this respect, AFP Provida determined to eliminate its fixed fee (Ch$390) and increase its variable fee from 2.25% to 2.39%. Regarding voluntary saving withdrawals, this was determined to be Ch$1,475 for each transaction.

•
On January 26, 2006, the Company informed to the Superintendency of AFP that Mr. Gustavo Alcalde Lemarie submitted his resignation. In his place Mr. Jorge Matuk Chijner was designated who was Vice Chief Executive Officer of the Company, position that was eliminated. Additionally, on the same date Mr. Julio Gilsanz Arrola resigned to his position as Director, as well as, Mr. Miguel Angel Poduje as Vice President, who was designated as Director. Also, Mr. Gustavo Alcalde Lemarie was designated as Vice President of the Board of Directors.

•	On January 26, 2006, the Board of Directors was informed of the following operations with related parties:

-
Modification of the Rendering of Services Contract with Administradora de Fondos de Cesantía Chile S.A. (AFC), through which the remuneration for services render by Provida to AFC was reduced in the following items: (i) clause 10.1 decreases from UF26 to UF16; (ii) clause 10.2 letter a) decreases from UF0.038557 to UF0.023381, and (iii) clause 10.2 letter b) decreases from UF0.073042 to UF0.056342.

-
Sub-lease contract of real state occupied by BBVA Chile, through which BBVA sub-lease to AFP Provida a total area of 45.02 square meters, real estate located at 3,023 Los Trapenses street, Santiago city, for a monthly amount of UF14.86, and its equivalent in Chilean pesos at the effective date of payment.

-
Lease contract of Provida’s real estate to BBVA, Chile for a total area of 184 square meters, real estate located at 61, Arturo Prat street, Rengo city, for a monthly amount of UF34.96, and its equivalent in Chilean pesos at the effective date of payment.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•	In the ordinary meeting held on March 7, 2006, the Board of Directors agreed to call on the ordinary shareholders’ meeting to be held on April 21, 2006.

•
In the Ordinary shareholder’s meeting held on April 21, 2006. the new Board of Directors was designated as follows: Mr. Gustavo Alcalde Lemarie, Mr. Alberto Pulido Cruz, Mr. Gregorio Villalabeitia Gálarraga. Mr. José Antonio Viera-Gallo Quesney, Mrs. Ximena Rincón González, Mr. Juan Prado Rey-Baltar and Mr. Carlos Plá Royo.

Additionally, a definite dividend of Ch$94.57 per each share was approved. In this respect, a dividend of Ch$64.89 per each share will be paid since May 12, 2006 onwards, corresponding to the balance of the interim dividend already paid to those shareholders inscribed in the shareholder’s registry at May 6, 2006. The President informed to the shareholder’s meeting the Board of Directors’ intention of distributing an interim dividend in October and a definite dividend before the ordinary shareholders’ meeting to be held the following year, corresponding to the legal of 30% as a minimum and 50% as a maximum of the Company’s net income in the period.

•
On the Board of Director’s meeting held on May 23, 2006, Mr. Gustavo Alcalde Lemarie was designated as a member of the Board of Directors in the position of “Financial Expert” as required by the Sarbanes Oxley Act.  In addition, the following people were unanimously designated to conform the Director Committee:

-	Mr. Gustavo Alcalde Lemarie
-	Mr. Juan Prado Rey-Baltar
-	Mr. Alberto Pulido Cruz

•
Thee Board of Director’s meeting held on June 22, 2006 approved to hire the services of Administración Previsional S.A. regarding issuance of certificates with affiliates’ contribution for financial institutions, previously agreed upon.

•
On the Board of Directors’s meeting held on July 27, 2006, the rental of offices N° 509, 510, 511 and 512 of building la Merced to Banco BBVA, Chile, real state was approved located at 669 Huérfanos street, Santiago, for a monthly total amount of UF 106.7.

•	On September 14, 2006, the Company informed the Superintendency of Pension Funds Administrators, the increase in the variable fee charged over programmed withdrawals from 1% to 1.25%.

•
On the Board of Directors’s meeting held on September 26, 2006, the Board of Directors according to the policy regarding distribution of dividends, which incorporated the intention to distribute a total dividend equivalent to 50% of the Company’s net income of 2006 and in light of the expected income for the year,  it was unanimously agreed to distribute an interim dividend of Ch$18.93 per each share against the Company’s net income of 2006. The distribution was effective since October 27, 2006 to those shareholders inscribed in the pertinent registry at October 21, of the same year. The respective announcement was published in El Mercurio newspaper on October 13, 2006.

In the same meeting, the following operation were approved:

-
Rendering of services from BBVA Pensiones Chile S.A. through which this entity renders automated-consultservices to Provida’s affiliates through computing terminals. These services are related to certificates regarding accrued vacations, pensions, contributions paid, pending contributions, password requests, among others. The value of each transactions is Ch$25, corresponding to the project cost for BBVA Pensiones in the following 5 years.

-
Real estate leases with BBVA Pensiones Chile, through which Provida rents to this entity rooms in the branch offices located in Antofagasta, Coquimbo, San Felipe, Linares, Punta Arenas and Santiago (headquarters and Providencia) for installation of self automated-consult (previously mentioned). The monthly rent was fixed in UF1.20 in Antofagasta, UF0.51 in Coquimbo, UF0.26 in San Felipe, UF 0.24 in Linares, UF0.30 in Punta Arenas, UF0.42 in headquarters and UF0.42 in Providencia.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

-	Lease contract with BBVA Chile of rooms for a monthly amount equivalent to UF34.58.
-
Lease contract with BBVA Corredora Técnica de Seguros Ltda. for areas located at (i) 1490 Agustinas Street for a monthly amount of UF5.52, (ii) 906, Moneda Street, second floor, for a monthly amount of UF4.29, and (iii) 100 Pedro de Valdivia Street, BBVA tower, for a monthly amount of UF6.72.

-
Modification of contract with Sociedad de Administradoras de Fondos de Cesantía S.A. (AFC) through which the rendering services contract is divided in two contracts: in the first contract, services include VAT, and in the second contract, services are VAT exempted. Besides, it includes: (i) incorporation of an indemnity clause in favor of AFC in the case of closing an AFP’s office, which operates as an AFC’s customer assistance center for a total amount equivalent to UF80, (ii) elimination of collection services rendered to AFC, and (iii) modification of remuneration structure, maintaining it in the amount of UF60, which can be detailed in: UF26 for monthly fixed remuneration regarding benefits claims services, equivalent to 675 claims, and UF34 that equates to 104,762 lines of detail, both valued at the respective tariffs.

-	Trademark license Contract with AFP Genesis Administradora de Fondos and Fideicomisos S.A., for the trademark license “Provida” to such entity for a total amount equivalent to US$600,000.
-
Moreover, Provida Internacional S.A’s management. put forward to its Board of Directors to subscribe a contract to render pension services to AFP Genesis Administradora de Fondos y Fidecomisos S.A. in Ecuador, for a total amount of US$283,500.

•	On the Board of Directors’s meeting held on November 20, 2006, the Board of Directors informed the following:

-
Sub-hiring services from Administración Previsional S.A. (PreviRed.com) regarding electronic collection services from INP, according to the contract subscribed with all Pension Funds Administrators, which was renewed for one more year.

-
In the Board of Director’s meeting held on December 20, 2006, the Board of Director informed the resignation of Mr. Jorge Matuk Chijner, who was posted as a Business Director of Pensiones y Seguros América, in Madrid, Spain from February 1, 2007.

-	The Board of Directors accepted the resignation of Mr. Jorge Matuk and designated Mr. Ricardo Rodriguez Marengo as General Manager.

•
On January 5, 2007 the eighth labor tribunal determined the liquidation of N°4016-93 suit, which amounted to MCh$506. The Court on February 19, 2007 resolved to reject the request, making effective the garnishment for the same amount. Such amount is provisioned at the close of 2006.

•
In accordance with Resolution No. 0009, on January 12, 2007 SAFP assessed the Administrator a penalty of UF 500, for breaking regulations of instructions in Note 1,214 and Note 1,321 for noncompliance of instructions, regarding contributions that are still classified as “pending contributions”.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

I.         Differences in Measurement Methods

The financial statements have been prepared in conformity with Chilean GAAP which differs in certain respects from those that would otherwise be determined under U.S. GAAP as follows:

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

Price level restatement is not eliminated from the reconciliations to U.S. GAAP, as allowed under item 17 of Form 20-F of the Securities and Exchange Commission’s (SEC) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin No. 64  complies with the requirements of reporting on Form 20-F. (See b. below for an explanation.)

b. Translation of financial statements of investments outside of Chile:

Provida’s operations outside of Chile are not considered extensions of the parent company’s operations and are therefore re-measured into U.S. dollars under Technical Bulletin No.64 as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Revenues and expenses accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•
The effects of any exchange rate fluctuations on monetary assets and liabilities, denominated in currencies other than the U.S. dollar are compared to the U.S. dollar and are included in the results of operations for the period.

Under Technical Bulletin No.64, the investments abroad which Provida holds would be defined as being held in unstable countries therefore requiring the use of the U.S. dollar as their functional currency.

c. Minimum dividend:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that Provida has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an adjustment to shareholders’ equity has been included in the U.S. GAAP reconciliation in paragraph (m) below, whenever, and to the extent that, interim dividends paid are not at least equal to the 30% minimum dividend. For Chilean GAAP purposes, the dividend is not recorded until declared in the shareholders’ meeting in April of the following year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Marketable securities:

Under Chilean GAAP, mutual funds, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments have been classified as trading under FAS 115 and are therefore recorded at their market fair value. Unrealized gains and losses on such investments are directly reflected in the statements of income. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2004, 2005 and 2006, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

e. Investments in related companies

Through December 31, 2003, under both Chilean and U.S. GAAP, investments in which the investor can exercise significant influence over the investee's operating and financial policies were recorded using the equity method of accounting. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee led to a refutable presumption that the investor had the ability to exercise significant influence. Under U.S. GAAP, the threshold was considered to be 20% or more.

Starting on January 1, 2004, with the mandatory adoption of Technical Bulletin N°72, investments of 20% to 50% were presumed to represent investees over which the Company had significant influence. Any equity-method investee between 10% and 20% participation was re-calculated as its cost basis value at December 31, 2003. Under Chilean and U.S. GAAP, AFORE Bancomer (Mexico), AFP Crecer (the Dominican Republic) and AFP Horizonte (Peru) are accounted for equity method investees, because they are commonly controlled through BBVA Group in Spain.

f. Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over a maximum of 20 years or the period of the estimated return on investment, whichever is less.

Under U.S. GAAP, effective January 1, 2002, Provida adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. No losses for impairment have been recorded as the result of the annual impairment tests required under SFAS 142.  Goodwill generated on purchases of equity method investments is calculated and reviewed for impairment under APB 18.  No impairment losses have been recorded under APB 18.

Therefore, the difference between Chilean and U.S. GAAP relates to the reversal of the amortization of goodwill under Chilean GAAP.

g. Business combinations

During 2000, Provida, through its subsidiary, Provida Internacional S.A., acquired 7.5% of Afore Bancomer, for the amount of ThUS$66,264.  In March of 2001 and as a condition to this purchase, Provida International S.A. sold its 14.45% holding in Afore Profuturo, for the amount of ThUS$61,698 to an unrelated party.

Under Chilean GAAP, the successive acquisition and sale of both companies constituted a single financial transaction.  The proceeds from sale were used to pay the debt originating in the acquisition of the stake in Afore Bancomer, while the gain on sale of Profuturo of ThUS$29,155 (MCh$19,860 historical) was offset against the goodwill recognized from acquisition of Bancomer.

For U.S. GAAP purposes of Afore Bancomer and the sale of Afore Bancomer and the sale of Afore Profuturo would be accounted for as two separate transactions, recognizing the gain on sale in result of operations and recording goodwill to the to the extent that the amount paid exceed the fair value of the assets acquired and liabilities assumed for the purchase.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In August of 2003, the Company exchanged its 20% interest in AFPC Porvenir Colombia for a 99.99984% share in AFP Porvenir S.A. in the Dominican Republic and proceeds of MCh$7,973 (historical).

The gain on the sale of AFPC Porvenir Colombia for U.S. GAAP purposes differed from that recorded under Chilean GAAP for the basis difference in goodwill. The transaction was recorded using fair purchase value under U.S. GAAP and Chilean GAAP.

The acquisition of the participation in AFP Porvenir S.A. in the Dominican Republic, for Chilean GAAP purposes, generated goodwill, representing the difference between the carrying values of the assets acquired and the liabilities assumed and the purchase price (ThCh$7,191 historical). This goodwill (as adjusted for the subsequent merger and explained below) is being amortized over 20 years, the expected period of the return on the investment.

For U.S. GAAP purposes, the purchase of AFP Porvenir S.A. in the Dominican Republic resulted in the recording of an intangible asset of customer list. The useful life of the customer list was determined to be 26 years.

On September 8, 2004, the Company received the approval for a merger between AFP Porvenir S.A. and BBVA Crecer AFP, both in the Dominican Republic, a transaction consummated in October 2004. The transaction required pooling of interest treatment for both Chilean GAAP and U.S. GAAP (specifically, for U.S. GAAP purposes under Accounting Interpretation No. 39). To effect the merger, the BBVA Group (Provida’s Parent) exchanged its 35% of interest in AFP BBVA Crecer for 35% of Provida’s participación in AFP Porvenir S.A. The merged entity therefore was held 35% by the BBVA Group, 35% by the Company, and 30% by a minority shareholder.

On September 23, 2004, the Board of Directors of Provida International S.A. agreed to the sale of 100% of its equity interest in AFP Crecer in El Salvador. The sale was carried out on October 12, 2004. The Administrator recorded a gain on this sale of approximately US$3.0 million under Chilean GAAP.

For the sales of the equity interests in El Salvador and Colombia, the gains on sale have been netted against the reversal of amortization of goodwill line is the shareholders’ equity reconciliation.

For U.S. GAAP purposes, the gain on sale was recorded in a different amount due to the basis differences in goodwill on the sale date as reflected in the reconciliation in paragraph (m).

h. Derivatives:

SFAS No.133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria and requirements are met.

SFAS No. 133 allows special hedge accounting for “fair value” and “cash flow” hedges, as defined. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contracts in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. Under U.S. GAAP, the Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur. The only embedded derivative instrument requiring bifurcation related to the financial guarantee (mandatory investments) that becomes payable if the rate of return falls below certain legal requirements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph (m) below.

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting contracts, the mark to market adjusted are flowed through the income statement. No such contracts were in place as of December 31, 2004, 2005 and 2006. The adjustments for the year ended December 31, 2004 to net income and shareholders’ equity are reflected in paragraph (m) below.

i. Deferred income taxes

Beginning on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the balance sheet method, the deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard, Technical Bulletin No. 60 provides for a period of transition, recording the deferred taxes as provisions using the balance sheet method. Under this transitional provision, a contra asset or liability has been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No.109, which requires financial accounting and reporting of income taxes, under the following basic principles:

•	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and expenses for tax carryforwards.

•	The measurement of deferred liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

•
The measurement of deferred tax assets are reduced by a provision estimate, if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a temporary provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from gains on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders’ equity of the Company is included under paragraph (m) below.

j. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Protección in 1999, other Chilean companies and AFP Crecer (The Dominican Republic) (Note 13) was determined as the difference between the carrying value of the assets acquired and the liabilities assumed and the purchase price.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Under U.S. GAAP, the purchase price is allocated to the fair value of assets and liabilities acquired. In connection with these acquisitions, the Company recorded intangible assets, for acquired customer lists at an amount equal to the goodwill recorded for Chilean GAAP purpose. The weighted average life of the customer lists is slightly longer than 20 year amortization period of goodwill recorded for Chilean GAAP purposes. At December 31, 2004, 2005 and 2006 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

k. Mandatory investments

The 1% mandatory investment is accounted for as described in Note 6 for Chilean GAAP purposes. For U.S. GAAP purposes, due to the highly liquid nature of the investment and the Company’s intentions, the mandatory investment would be classified as “trading securities” under SFAS 115, recognizing the changes at their fair value in the income statements. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the U.S. GAAP reconciliation in paragraph (m) below.

l. Financial guarantee:

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A proportionally to its equity interest in such entity. Under Financial Accounting Interpretation 45 and Financial Accounting Standards Board Concept No. 7, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 34.

m. Effect of Conforming to U.S. GAAP:

The required adjustments to conform the net income according with accounting principles generally accepted in the United States of America are as follows:

		2004	2005	2006	2006
		MCh$	MCh$	MCh$	ThUS$

Net income in accordance with Chilean GAAP		28,820	35,544	44,117	82,866
Derivatives	(h)	(815)	-	-	-
Deferred income taxes	(i)	2	25	(564)	(1,059)
Sale of AFP Crecer El Salvador	(g)	(81)	-	-	-
Reversal of amortization of goodwill	(f)	1,084	870	397	746
Disability Insurance expense	(o)	8,566	487	642	1,206
Effects of deferred income taxes of generated by U.S. GAAP adjustments		(1,457)	(83)	(109)	(205)
Net income in accordance with U.S. GAAP		36,119	36,843	44,483	83,554
Other comprehensive (loss) income:
Cumulative translation adjustments determined under Chilean GAAP		(3,344)	(3,503)	598	1,123
Comprehensive income in accordance with U.S. GAAP		32,775	33,340	45,081	84,677

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The adjustments required to conform shareholder’s equity amounts with accounting principles generally accepted in the United States are as follows:

		2005	2006	2006
		MCh$	MCh$	ThUS$

Net Equity in accordance with Chilean GAAP		189,532	206,093	387,109
Minimum Dividend (30% of net income less interim dividends paid)	(c)	(502)	(6,988)	(13,126)
Gain on sale of Afore Profuturo, net	(g)	20,514	20,514	38,532
Deferred income taxes	(i)	(15,826)	(16,390)	(30,786)
Disability Insurance expense	(o)	404	937	1,760
Gain on sale of investment, net and Reversal of amortization of goodwill	(g)(f)	3,840	4,237	7,959
Net Equity in accordance with U.S. GAAP		197,962	208,403	391,448

The following summarizes the changes in shareholder’s equity under U.S. GAAP during the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$

Balance at January 1st,	190,738	197,962	371,836
Dividends paid	(25,614)	(28,154)	(52,882)
Accrual for mandatory dividends, previous year	-	502	943
Accrual for mandatory dividends, closing date	(502)	(6,988)	(13,126)
Net income in accordance with U.S. GAAP	36,843	44,483	83,553
Other comprehensive loss	(3,503)	598	1,123
Balance at December 31,	197,962	208,403	391,448

n. Reclassification for U.S. GAAP purposes - Balance sheet

As of December 31, 2004, 2005 and 2006 the goodwill generated on the acquisition of AFP Protección and other companies (Note 13) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders’ equity under U.S. GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Goodwill:
AFP Protección	53,066	49,389	45,598
AFP Unión	7,676	7,116	6,542
AFP El Libertador	876	794	711
AFP Crecer (The Dominican Republic)	5,412	4,561	4,394
Customer list	67,030	61,860	57,245

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Amortization expense for the years ended December 31, 2004, 2005 and 2006 was MCh$4,611. Estimated amortization expenses for customer list for the next five years are estimated as follows:

MCh$

2007	4,611
2008	4,611
2009	4,611
2010	4,611
2011	4,611
Total	23,055

o. Life and Disability Insurance

(1)
At December 31, 2004, the Company recorded an adjustment to its current year income under Chile GAAP for the adoption of a new methodology, the casualty model, to calculate its life and disability insurance expense. This method consist of calculating the value of disability obligations at the moment of payment (three years later), through valuing such liabilities at forward rates adjusted by risk of a Government instrument with similar duration (there is no forward rates to discount rates of disability obligations that correspond to life annuities). The latter was applied to all prevailing contracts, although their coverage period had expired, where disability payments were pending, generating additional provision requirements.

SAFP mandated that this adjustment (and therefore Chilean GAAP) must be recorded against current year income; even though, prior year effects were included in the adjustment.

(2)
For U.S. GAAP purposes, the effects related to the prior years were restated to the year to which they pertain as this corresponded to an error correction since the information was available to the Company and not utilized in those years.

The Company has maintained the application of the aforementioned methodology, thus, according to Chilean GAAP, should the discount rate applied to the insurance disability liabilities be higher than the discount rate supplied by the insurer the liability supplied by the insurer will be used by the Company according to the law.

Under U.S. GAAP, specifically FAS 60, the liability stemming from the application of the casualty model will be used, in other words, this incorporates a projected forward rate for the period corresponding to the payment of the life and disability obligation.

In 2005 and 2006, the discount rates differed between U.S. GAAP and Chilean GAAP. The adjustment is presented in the reconciliations to net income and shareholders’ equity in U.S. GAAP in paragraph (m) above.

II.         Additional disclosure requirements

a. Earnings per Share and per ADS:

The following discloses earnings per share as required under U.S. GAAP:

	Year ended December 31,
	2004	2005	2006	2006
Earning per share:
Basic and diluted earnings per share under U.S. GAAP	Ch$109	Ch$111	Ch$134	US$0.25
Weighted average number of shares of common stock outstanding (in thousands of shares)	331,317	331,317	331,317	331,317

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The basic and diluted earnings per share data shown above is determined by dividing net income for the weighted average number of shares of common stock outstanding during each year for both Chilean GAAP and U.S. GAAP purposes.

b. Income statement – U.S. GAAP:

	2004	2005	2006
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	114,169	126,154	136,085
Gains on mandatory investments	11,317	9,960	22,573
Other operating revenues	2,910	5,854	6,930
Other operating revenues (related companies)	492	582	545

Total operating revenues	128,888	142,550	166,133
Cost of services provided:
Operating expenses(*)	(32,307)	(44,865)	(34,475)
Operating expenses (related companies)	(43,200)	(36,454)	(57,799)
Amortization of customer list	(4,323)	(4,250)	(4,854)

Gross margin	49,058	56,981	69,005
Administrative expenses	(10,504)	(9,212)	(9,635)
Administrative expenses (related companies)	(1,777)	(4,084)	(4,747)
Selling and marketing expenses	(629)	(833)	(1,027)

Income from operations	36,148	42,852	53,596
Other revenues (expenses)
Interest expense	(1,542)	(935)	(1,146)
Interest expense (related companies)	(460)	(630)	(797)
Investment income	39	41	26
Other income, net	442	-	-
Other expenses, net	-	(1,514)	(1,425)
Other income, net (related companies)	1,393	1,798	2,091
Gain on sale of AFP Crecer El Salvador	2,394	-	-

Gain on sale of 30% AFP Porvenir Rep. Dominicana	537	-	-
Price level restatement	(1,279)	(1,956)	(1,216)
Foreign exchange gain	1,627	622	(467)

Income before provision for income taxes	39,299	40,278	50,662
Income taxes	(8,590)	(8,943)	(10,535)
Net income	30,709	31,335	40,127
Equity method investee income	5,410	5,508	4,356
Net income	36,119	36,843	44,483
(*)	Life and disability insurance premium expenses under U.S. GAAP amounted to MCH$45,162, MCh$47,870, MCh$57,017 for the years ended December 31, 2004, 2005 and 2006, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Cash Flow Information

Cash and cash equivalents as of December 31, 2004, 2005, and 2006 consist of the following under U.S. GAAP and Chilean GAAP:

	2004	2005	2006
	MCh$	MCh$	MCh$
Cash	1,898	3,474	2,810
Time Deposits	569	476	410
Money market funds	1,198	-	-
Total	3,664	3,950	3,220

The Company has eliminated its cash flow reconciliation to U.S. GAAP in 2006 as the Superintendency of AFP’s conformed its treatment of the previously reclassified items to U.S. GAAP and required retroactive reclassification for all years of cash flow statements presented.

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each financial instrument as of December 31, 2005 and 2006 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

•	Marketable securities

The fair value of marketable securities is based on quoted marked prices of the common stock held, and equals carrying value.

•	Accounts receivable and receivables due from related companies (short-term portion)

Due to the short-term nature of the accounts receivable and receivables due from related companies, their fair value approximates the carrying value. These accounting lines consists of receivable from pension funds, receivable from insurance companies, receivables from the State, miscellaneous receivables, accounts and fees receivable on the Chilean GAAP balance sheet.

•	Receivables due from related companies (long-term portion)

The “accounts receivables” lines consist of receivables from insurance companies and miscellaneous receivables. The differences between carrying value and market value are insignificant.

•	Derivatives (including Mandatory Investments)

Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other valuation techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used. No cost method investments under U.S. GAAP have been included as their fair values are not determinable.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•	Accounts payable and other and Notes and accounts due to related companies

The fair value of accounts payable and other approximates carrying value due to their relatively short-term nature.

•	Obligations with banks and financial institutions

The fair value of obligations with banks and financial institutions approximates carrying value due to the relatively short-term nature.

•	Provision for unfavorable adjustments (long-term)

Provision for unfavorable adjustments of long-term are calculated by the predictive model. Their fair value approximates the carrying value as an appropriate discount rate has been applied.

•	Other long-term liabilities

The fair value of long term liabilities was based on rates currently available to the Company for obligations with similar terms and remaining maturities.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,
	2005		2006
	Carrying Amount	Fair value	Carrying Amount	Fair value
	MCh$	MCh$	MCh$	MCh$

Cash	3,474	3,474	2,810	2,810
Time deposits	476	476	410	410
Marketable securities	99	99	105	105
Accounts receivable	11,479	11,479	9,153	9,153
Receivables due from related companies –s/t	1,193	1,193	4,039	4,039
Notes and receivables due from related companies- long-term portion	236	236	479	479
Mandatory investment	120,180	120,180	144,451	144,451
Obligations with banks and financial institutions	23,227	23,227	24,546	24,546
Provisions for unfavorable adjustments - long-term	-	-	-	-
Accounts payable and other notes and accounts due to related companies	5,973	5,973	1,563	1,563
Other long-term liabilities	1,215	1,215	1,175	1,175

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d.  Income taxes

The provision for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2004	2005	2006
	MCh$	MCh$	MCh$

Current tax expense under Chilean GAAP	6,717	7,575	7,217
Deferred income taxes as determined under Chilean GAAP	418	1,310	2,645

Total income tax provision under Chilean GAAP	7,135	8,885	9,862
Deferred tax effect-U.S. GAAP adjustments	1,457	84	109
Deferred tax effect applying SFAS N°109	(2)	(25)	564

Tax for the period under U.S. GAAP	8,590	8,943	10,535

The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

Deferred income taxes as of December 31, 2006 and 2005 consist of the following:

	Short-term		Long-term
	2005	2006	2005	2006
	MCh$	MCh$	MCh$	MCh$
Deferred income tax assets:
Accrued life and disability insurance	-	-	-	-
Accrued vacation	224	221	-	-
Leasing obligations, net	17	16	64	57
Provision BHC	-	-	114	116
Other deferred income taxes	23	19	-	-
Total deferred income tax assets	264	256	178	173
Deferred income tax liabilities:
Leased assets, net	3	3	65	60
Severance indemnities	72	3	-	-
Gains on mandatory investment	-	-	8,569	12,230
Customer list	735	678	9,006	8,307
Other deferred income taxes	37	38	1,513	1,562
Total deferred income tax liabilities	847	722	19,153	22,159

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2004	2005	2006
	MCh$	MCh$	MCh$

Pretax income in accordance with U.S. GAAP	39,299	40,278	50,662
Statutory tax rate (1)	20%	20%	20%

Statutory tax rate applied to pretax income	7,860	8,056	10,132
Permanent differences and others (2)	1,020	1,178	455
Price level adjustments	(290)	(291)	(52)

Income tax expense	8,590	8,943	10,535
(1)	Reflects the weighted average tax rate for all consolidated entities in the Group, abroad or in Chile.

(2)	The “others” category includes adjustments to income tax expense to reconcile to the filed tax return. The principal permanent differences relate to equity method investee income.

e.  Advertising expenses

Advertising expenses are as follows:
	For the year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Total	164	130	386

f.    Goodwill

For U.S. GAAP purposes, the following are carried as goodwill.

	2004	2005	2006
	MCh$	MCh$	MCh$

AFORE Bancomer (Mexico)(1)	37,162	37,162	37,162
AFP Genesis (Ecuador)	522	522	522
AFP Horizonte (Peru)	481	481	481
Total	38,165	38,165	38,165
(1)
For U.S. GAAP purposes and Chilean GAAP purposes, AFORE Bancomer (Mexico) and AFP Horizonde (Perú) are carried as equity-method investees as the BBVA Group in Spain, Provida’s ultimate parent company, also has an investment in these entities.

For the years ended December 31, 2004, 2005 and 2006 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment has been required to be recorded on the goodwill associated with these equity-method investees.

g. Guarantees

The Company has not recorded an obligation for its guarantee to its equity method investee, Administradora de Fondos de Cesantía de Chile S.A., due to the insignificance of the amount (See Note 34a. for related disclosure).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company guarantees certain monthly payments prior to 1988 to certain disabled persons in accordance with local regulatory requirements. Should the life and disability insurance company currently responsible for these payments be unable to make them, Provida would be responsible for making such payments. The Company has never been required to make any payments under the guarantee and does not expect to make any future payment.

As the guarantee was in force prior to December 31, 2002 and no modifications to the guarantee have been made, no liability related to cover the guarantee has been recorded. Provida has no recourse to third party reimbursement should the guarantee become effective. The maximum potential payment is disclosed in Note (34b).

h. Balance sheet reclassifications

Computer software classified as an intangible asset under Chilean GAAP would be reclassified to Other Assets under U.S. GAAP in the amount of ThCh$4,418 less accumulated amortization of ThCh$884.

i. Segments

The Company only has one segment.

j. Consolidation

The adoption of FIN 46R did not have any effect on our financial position, income statement, or cash flows.

III. Recent Accounting Pronouncements

Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3  (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities  (“SFAS 159”). SFAS 159 permits all entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards No. 155: “Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”

In February 2006 the FASB issued this Statement that amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a F-145 derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156: “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”

In March 2006 the FASB issued this Statement that amends FASB Statements No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

SAB 108: “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for our fiscal year ended December 31, 2006. The application of SAB 108 did not have a significant impact in our results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of: (i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which are to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company’s consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company’s consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109  (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company’s financial statements. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company’s evaluation work completed to date, the Company does not expect a material impact on the financial statementes.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 41.	CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. meets the requirements of SEC Rule 4-08 (g) for condensed financial information as presented below.

CONDENSED FINANCIAL INFORMATION

Administradora de Fondos para el Retiro Bancomer S.A. de C.V. (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)

	As of December 31,
	2005	2006
Condensed balance sheet:	MCh$	MCh$

Current assets	40,175	37,421
Fixed assets	750	918
Non-current assets	110,456	117,885
Total assets	151,382	156,224

Current liabilities	37,178	35,727
Equity	114,204	120,497
Total liabilities and equity	151,382	156,224

	As of December 31,
	2005	2006
Condensed income statements:	MCh$	MCh$

Net sales	134,665	122,513
Net income	62,109	45,843