Form 20-F
period 2007-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2008-05-28
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________.
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
☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☒	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2
of the Exchange Act).	☐ Yes ☒ No

Table of Contents
Page
PRESENTATION OF INFORMATION	4
FORWARD LOOKING STATEMENTS	4
PART I	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3. KEY INFORMATION	5
Recent Regulatory Changes	5
A. Selected financial data	6
B. Capitalization and indebtedness	8
C. Reasons for the offer and use of proceeds	8
D. Risk factors	8
ITEM 4. INFORMATION ON PROVIDA	11
A. History and development	11
B. Business overview	13
C. Organizational structure	34
D. Property, plant and equipment	37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A. Operating results	37
B. Liquidity and capital resources	48
C. Off-balance sheet arrangements	49
D. Tabular disclosure of contractual obligations	49
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A. Directors and senior management	50
B. Compensation	52
C. Board practices	52
D. Employees	57
E. Share ownership	58
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A. Major shareholders	58
B. Related party transactions	58
C. Interest of experts and counsel	61
ITEM 8. FINANCIAL INFORMATION	62
A. Consolidated statements and other financial information	62
B. Significant changes	62
ITEM 9. THE OFFER AND LISTING	62
A. Offer and listing details	62
B. Plan of distribution	63
C. Markets	63
D. Selling shareholders	65
E. Dilution	65
F. Expenses of the issue	65
ITEM 10. ADDITIONAL INFORMATION	66
A. Share capital	66
B. Memorandum and articles of association	66
C. Material contracts	67
D. Exchange controls	68
E. Taxation	69
F. Dividends and paying agents	73
G. Statements by experts	73
H. Documents on display	73
I. Subsidiary information	74
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74
ITEM 12. DESCRIPTION OF SECURITES OTHER THAN EQUITY SECURITIES	75

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to million Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. At December 31, 2007, one UF was equivalent to Ch$19,622.66. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the Observed Exchange Rate) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2007, which was Ch$496.89 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2007, by adjusting year over year inflation.

The terms “AFP Provida”, “Provida” and the “Company”, unless the context otherwise indicates, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

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

The forward-looking statements contained in this document are made only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

Recent Regulatory Changes

In 2006, the Government started to work on a reform to the private pension system seeking to improve it and design a system granting effective protection to all population, reinforcing the solidarity character of the system, extending its coverage and boosting gender equality.

To this effect, a Presidential Advisory Council was constituted, with the mandate to elaborate recommendations that would serve as the basis for a bill for the reform. Once the Council finished its task in June 2006, the Committee of Ministers to the Pension Reform was constituted to consolidate the previous proposal. Finally, the Law for the Pension Reform N°20,255 ( the “Pension Reform Law”) was promulgated on March 11, 2008 and published in the Official Gazette on March 17, 2008. Some of the changes introduced by this law will begin to be implemented on July of the present year, while others will become effective at later dates.

The modifications incorporated in the Pension Reform Law can be classified in four areas.

1.	Coverage Improvement

-	Solidarity Principle: creation of the solidarity pension system for 60% of low-salaried population, who must meet certain requirements.
-	Improvement of contribution density (mandatory contributions for independent workers, collective voluntary pension savings and incentives for contributions from young people) and gender equality.

2.	New Industrial Organization

-	Bidding process for new affiliates, to be awarded to the AFP offering the lowest fee.
-	Bidding process for life and disability insurance (by all the AFP in the industry as a whole).
-	Subcontracting of certain services is now allowed (administration of funds and accounts).
-	Commercialization is not allowed with other products or services rendered by the conglomerate group (AFPs must continue to maintain a single line of business).
-	Creation of the figure “Pension advisory of single purpose” (natural or legal individuals and banks and financial institutions).
-	Corporate Governance: new requirements for members of the AFPs’ Board of Directors and directors appointed by AFPs in corporations.

3.	Investments

-	Higher Flexibility: expansion of investment alternatives in Chile and abroad, including the increase of investments limits abroad up to 80% of assets under management.
-	New Institutional Framework: an investment regime will be established, setting rule limits for indirect investments and restrictions to investments with derivative instruments.
-
Self regulation: The AFPs must formally establish their investments policies approved by the Board of Directors and inform them to the regulatory entities and the public and constitute investments committees.

4.	New Institutional Framework

-
Creation of the Superintendency of Pensions, replacing the current Superintendency of AFPs with all its rights, obligations, functions and attributions. Its new responsibilities include regulating the solidarity pension system.

-
Creation of the Social Pension Institute that will administer the program of solidarity pensions, pension regimens depending from INP (former system that was removed) and the Integral Assistance Pension Centers.

-	Creation of the Pension Advisory Committee to assist the Treasury and Labor Ministers in connection with modifications to the law and its regulations in matters related to the solidarity principle.

A.     Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the periods indicated. The 2003, 2004, 2005, 2006 and 2007 financial information is derived from our audited consolidated financial statements as of December 31, 2003, 2004, 2005, 2006 and 2007 included herein.

The audited consolidated financial statements have been prepared in accordance with Chilean GAAP (General Accepted Accounting Principles), which differs in certain significant aspects from U.S. GAAP. Note 41 to our audited consolidated financial statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2005, 2006 and 2007.

Pursuant to Chilean GAAP, the financial information in the following table for all periods has been restated in constant Chilean pesos as of December 31, 2007. See Note 2 letter c) to the audited consolidated financial statements, for a further description.

	As of and for years ended December 31,
	2003 (6)	2004 (6)	2005	2006	2007	2007
	(In millions of Ch$ and thousands of US$) (1)(2)
INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Chilean GAAP:
Operating revenues	133,580	139,736	153,098	178,426	186,832	376,002
Operating cost and expenses	(98,419)	(104,160)	(103,035)	(116,338)	(125,306)	(252,181)
Income from operations	35,161	35,576	50,063	62,088	61,526	123,821
Non-operating income (expenses) – net	11,577	3,039	(2,347)	(4,114)	(7,977)	(16,052)
Income taxes	(9,469)	(7,663)	(9,542)	(10,592)	(8,359)	(16,822)
Net income	37,269	30,952	38,174	47,382	45,190	90,946

Earnings per share and per ADS (3) (4)
Income from operations per share	106	107	151	187	186	0.37
Net income per share	112	93	115	143	136	0.27
Dividends per share and per ADS (4) (5)	90	84	104	72	68	0.14
Dividends per share and per ADS (in US$) (4) (5)	0.13	0.13	0.19	0.14	0.14

	As of and for years ended December 31,
	2003 (6)	2004 (6)	2005	2006	2007	2007
	(In millions of Ch$ and thousands of US$) (1)(2)
INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$
US GAAP:
Operating revenues	131,805	138,426	153,098	178,426	186,832	376,002
Operating cost and expenses	(95,421)	(99,603)	(107,077)	(120,864)	(129,280)	(260,178)
Income from operations	36,384	38,823	46,021	57,562	57,552	115,824
Non-operating income (expenses) – net	16,090	9,195	3,153	1,527	(2,842)	(5,720)
Income taxes	(11,278)	(9,226)	(9,605)	(11,314)	(10,178)	(20,483)
Net income	41,196	38,792	39,569	47,775	44,532	89,621
Earnings per share and per ADS (3) (4)	124	117	119	144	134	0.27

Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317
BALANCE SHEET DATA
Chilean GAAP:
Current assets	17,659	17,565	18,244	18,054	13,949	28,073
Mandatory investment	107,421	119,667	129,073	155,140	168,096	338,296
Property, plant and equipment	30,063	29,376	28,208	27,592	26,755	53,844
Total assets	269,470	267,184	272,613	293,705	289,174	581,968
Total shareholders’ equity	201,228	196,655	203,557	221,344	237,299	477,568
US GAAP:
Current assets	17,659	18,000	18,244	18,054	13,949	28,073
Mandatory Investment	107,421	119,667	129,073	155,140	168,096	338,296
Property, plant and equipment	30,063	29,376	28,208	27,592	26,755	53,844
Total assets	271,769	270,685	276,955	298,472	294,538	592,763
Total shareholders’ equity	199,636	204,854	212,611	223,825	240,598	484,205

(1)	Except per share and per ADS data.
(2)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$496.89 per US$1.00, the Observed Exchange Rate for December 31, 2007
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during the year.
(4)	Calculated on the basis of one share per ADS, figures expressed in Chilean pesos and also in US dollars for year 2007.
(5)
Dividends per share and per ADS in Chilean pesos represent actual dividends paid adjusted for inflation to December 31, 2007. Dividends per share and per ADS in US dollars have been calculated based on the Chilean pesos paid and the Observed Exchange Rate as of each date of payment.

(6)
On January 25, 2005, the Superintendency of Pension Fund Administrators through its Note N° 1,886 stated that the financial revenues from the life and disability insurance contract in the period should be classified as other operating revenues and were appropriately reclassified for the years ended December 31, 2003 and 2004.

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

Yearly amounts	Chilean pesos per US$1.00 Average rate
2003	691.54
2004	609.55
2005	559.86
2006	530.26
2007	522.69

Nominal Rate of Exchange (Chilean pesos per US dollar)
Months	Monthly Average	High	Low
November 2007	506.95	516.25	493.14
December 2007	499.28	506.79	495.49
January 2008	480.90	498.05	463.58
February 2008	467.22	476.44	458.02
March 2008	442.94	454.94	431.22
April 2008	446.43	459.16	433.98

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on May 27, 2008 was Ch$474.82 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s operating revenues stems from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 83.7% of the total operating revenues for the year ended on December 31, 2007. As a consequence, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

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

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension Funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 34.9% of the total of Provida’s assets under management for the year ended on December 31, 2007.

Currently, according to applicable Chilean regulations, foreign investments of any AFP must be within a range between 30% and 45% exposure, whereas the Pension Reform Law contemplates a limit in the range between 30% and 80%, increasing the potential exposure of the total assets managed by such AFP to international markets.

The worldwide economy could affect Provida’s returns obtained on mandatory investments and therefore its net income.

Provida’s returns in foreign companies’ investments could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where they are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate 9.8% of Provida’s net income for the year ended on December 31, 2007. These foreign administrators are highly regulated, which generates certain stability. However, Provida can not ensure that legal modifications in those countries where these subsidiaries are located could not affect its results. Further, given the high correlation between the results of the pension business and the economic conditions in the countries where the Company operates, a change in the economic situation of those countries could affect Provida’s results.

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

Provida is limited in its ability to improve the performance of its assets under management

Associated with the leading position described above, Provida’s assets under management totaling MCh$17,047,494 (US$34.3 billion) as of December 31, 2007 are very large with respect to size of the local capital market measured by its total capitalization. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its affiliates. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Additionally, if pension fund returns managed by Provida do not achieve the legal minimum return established by law, due to any instability or uncertainty as was described above, the Company could lose part of its mandatory reserve aimed at covering this difference. See “Item 4. Information on Provida – B. Business overview – Principal activities - Investment services”. This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

Provida operates in a regulated market in which its flexibility to manage its business is limited

Provida’s operations are regulated by the Pension Law and, to the extent applicable, the Chilean corporation law. The Pension Law defines the line of business of pension fund administrators, thus Provida is only permitted to engage in the administration of its pension funds and the rendering of related benefits. Furthermore, it is authorized to establish local related corporations that may complement its line of business or invest in pension fund administrators or entities located in other countries whose lines of business are related to pension matters.

Regarding pension fund investments, Provida must invest such assets in accordance with the types of instruments and within the ranges of assets and maximum percentages allocated per investment and fund type authorized by the Pension Law.

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum real return on investment for each of its pension funds. This minimum return is based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio composition, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s real return for a certain month were lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to observe either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida – B. Business overview – Principal activities - Investment services of affiliates contributions in the pension funds”.

The Pension Reform Law increases the investment limits for the pension funds. However, Provida cannot ensure that it will be able to fulfill minimum return requirement or the minimum reserve.

Provida’s business and results of operations may be affected by changes in laws, regulation or Chilean government’s proposals

On January 16, 2008, the Pension Reform Law to the private pension system was approved and was published as the Republic Law (N° 20,255) in the official gazette on March 17, 2008. The first changes will begin to be implemented on July 1, 2008. Modifications incorporated in the reform can be summarized in four areas: coverage improvement, new industrial organization, investments and new institutional framework.

Provida’s management believes that the approved reform consolidates the current private pension system after 26 years of existence and ratifies an adequate legal framework for AFPs to continue developing their activities. In reference to the coverage improvement, Provida believes that this implies a new business opportunity for the AFPs. Regarding the new industrial organization aimed at extending competitiveness and diminishing entrance barriers, Provida has the support of the BBVA Group, with a leading position in the Latin-American pension market sustained in the time, as well as, a competitive advantage in terms of efficiency to face successfully the new scenarios in the industry. Additionally, Provida estimates that the flexibility of investment alternatives makes possible a higher competitiveness.

However, future changes in laws or regulations in Chile may have a negative effect on Provida’s financial results.

Life and disability insurance is the main component of operating expenses, therefore an increase in the casualty rate of the client’s portfolio, or future changes in the market conditions or in the assumptions of our casualty model, could materially and adversely affect the Company’s results of operations

By law, Provida is obligated to provide life and disability benefits to its affiliates and is required to obtain insurance to comply with this obligation. The insurance policy covers Provida’s life and disability payment obligations over a certain casualty rate level that is negotiated with the insurance company. Provida pays all casualties up to the maximum rate specified in the contract (1.10% under a contract with BBVA Seguros de Vida

S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for an undefined term). The insurance policy conditions were modified by mutual agreement of the parties commencing on January 2008, to update the mortality tables used to calculate benefits, increasing the cost of the insurance. In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charge by the AFP from 2.39% to 2.59% in order to finance such higher cost.  The changes mentioned above, which were implemented at the beginning 2008, will not have any retroactive effect over Provida´s financial statements for 2007 and prior years.

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

The Pension Reform Law introduces the requirement of a public bidding process to be held by all AFPs as a whole to insure their life and disability obligations at a common premium applicable to all AFPs. Such insurance will be awarded to one or more insurers, offering the best economic offer. According to the law, awarding the insurance to more than one insurer will contribute to by the avoidance of risk regarding an excessive concentration and the coverage of the whole life and disability insurance liabilities. Such initiative will begin to be implemented a year after of the Pension Reform Law enforcement, that is, the second semester of 2009.

Provida is exposed to the credit risk of the insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

Under Provida’s insurance policies for 2006 and 2007, the insurer was required to cover all life and disability benefits in excess of 1.27% respectively, of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar events) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. The occurrence of any of the foregoing could cause Provida to bear material additional costs, which could significantly affect its results.

With the Pension Reform Law as previously mentioned, it is most likely that the winning bid will come from a group of insurance companies, diluting the assumed credit risk by AFPs. Additionally, in case of bankruptcy of all involved insurance companies, the benefits payments will be covered by a mechanism of State guarantee. However, the issuance of complementary regulations by the Superintendency is still pending, which will deeply specify responsibilities of the different participants in the life and disability insurance.

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

Provida is one of the oldest private pension fund administrators operating in Chile, occupying a leading position in the Chilean private pension industry since its inception. As of December 31, 2007, according to public statistics released by the Superintendency of AFPs, Provida was the largest of the six AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, affiliates’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system.

At the end of the 90s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve higher economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999. Provida has sustained an increase in its market shares through these acquisitions with growths in its market shares from 29% before the merger to 42% in 2007 regarding affiliates and from 20% to 31% in 2007 regarding assets under management.

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

Subsequently, in 2001 Provida Internacional sold its interest in the Mexican company AFORE Profuturo S.A. de C.V., a sale that allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.50% stake in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”).

Additionally, during September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A. (“AFP Génesis”), with a leading position in the Ecuadorian fund management industry. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

In 2003, Provida sold its equity interest in AFPC Porvenir S.A. in Colombia to the Sarmiento Group, the controlling shareholder of such administrator. This decision was based on the facts that the Colombian market had matured and was in a context of changes in regulations, where Provida did not have management control of the company while the BBVA Group had a controlling position in another administrator, AFPC Crecer. In conjunction with the above transaction, Provida acquired a 100% stake in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and its minority shareholders with the expectation of the future merger with BBVA Crecer, the AFP of the BBVA Group in that country.

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

Also in October 2004, Provida Internacional sold its equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, a transaction that was triggered by a mature market with moderate growth perspectives.

Finally, in March 2007, Provida Internacional sold 10.00% of its equity interest held in BBVA Crecer AFP S.A. to one of the companies of the Vicini Group, remaining with a 25.00% equity interest in such AFP. In December 2007, Provida Internacional sold the remaining equity interest to the Bank of Nova Scotia of Canada, hence, Provida Internacional has no longer ownership participation in that company.

Regarding local investments, Provida became a shareholder of Investment DCV since 1993, a company which main purpose is to invest in entities engaged in public offering securities where Provida currently participates with a 23.14%. Since 2000, Provida is a shareholder in PreviRed.com, a company furnishing electronic collection services for pension contributions, currently holding a 37.87% equity interest. Finally, in 2002 a consortium composed of all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), where Provida is holding 37.80% equity interest.

Capital expenditures and divestitures

Capital expenditures for the last three years were in the aggregate MCh$5,884 (approximately MUS$11.8) mainly related to investments in properties and equipment. In relation to divestitures for the last three years, these totaled MCh$8,600 (approximately MUS$17.3) mainly related to the sale of equity interests held in AFP Porvenir in the Dominican Republic.

In 2005, capital expenditures were related to capital increases in connection with local subsidiaries’ requirements- Administradora de Fondos de Cesantía Chile S.A. and Previred.com- and investments in fixed assets in the normal course of business. Regarding capital divestitures, these are referred to the sale of fixed assets, basically computer equipment and permanent investments recovery (capital decrease in AFP Genesis in Ecuador).

In 2006, capital expenditures were related to capital increases required to local subsidiary Administradora de Fondos de Cesantía Chile S.A. and investments in fixed assets in view of the normal course of business. With regard to capital divestitures, these are referred to the sale of fixed assets, basically vehicles.

In 2007, capital expenditures were referred to capital increases in the Administradora de Fondos de Cesantía Chile S.A. (local subsidiary) and investments in fixed assets regarding the normal course of business. In connection with capital divestitures, these were basically related to the sale of total equity interest (10.00% in March 2007 and 25.00% in December 2007) in BBVA Crecer AFP in The Dominican Republic.

The following table sets forth information corresponding to capital expenditures and divestitures for the years ended December 31, 2005, 2006, 2007 :

	For years ended December 31
	(In million of constant Ch$ as of December 31, 2007)
	2005	2006	2007
Capital Expenditures	(2,823)	(1,800)	(1,261)
Divestitures	1,066	12	7,522

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover in respect of any other companies’ shares, in either the last or current fiscal year.

B.     Business overview

Principal activities

Chilean AFPs are regulated pursuant to Law Decree 3,500 and by the Superintendency of Pension Fund Administrators. In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately ThUS$200), which increases based on the number of affiliates up to UF20,000 (approximately ThUS$800) for AFPs with over 10,000 affiliates. The AFPs are required by law to be single-purpose companies and are authorized to provide the following services:

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

The Pension Reform Law establishes the obligation of contributing by self-employed workers. Such obligation will be in force on January 1, 2012 (4 years after the Pension Reform Law publication) and since that date onwards, the self-employed worker must gradually contribute based on a 40%, 70% and 100% of his/her salary during the first, second and third year respectively, after the enforcement of such regulation. Additionally, the new regulation incorporates the concept of voluntary affiliate, corresponding to any individual who does not make a remunerated activity and decides to make pension contributions for his/her retirement.

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

Provida offers to its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. Because this voluntary account is not designated to pension savings but free disposal, the affiliate may make deposits into his/her account as often as desired and is able to make withdrawals up to four times a year with no amount restriction, subject to the prior payment of the associated fee for such withdrawal. Provida maintains the account open in the pension fund’s register even it does not have any amounts deposited. In the case of withdrawals from the voluntary saving accounts the current fee charged is Ch$1,475 (approximately US$3.0) per withdrawal. With the Pension Reform Law all the fixed fees are eliminated and for the case of voluntary savings, the charge of a variable fee over administered funds has been authorized, instead of the current fixed fee.

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with tax benefits associated is UF50 (approximately US$2,000). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges an equivalent to a monthly fee of 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.5) regarding fund transfer collected for other financial institutions.

As a measure to improve the affiliates’ contributions density and therefore the coverage of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC”) that corresponds to a contract agreed between the employer and his workers with the AFP or an authorized institution. This saving is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntary select this modality. The conditions of the APVC administration contract will be particularly agreed between the employer and the AFP or the authorized institution. In order to promote this modality, the Authority has established tax incentives for workers.

Services of investment of affiliates contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of investment management decisions, the following committees of Provida are involved:

- The Board of Directors’ Investment Committee: this is comprised by at least by three directors of Provida the Chief Executive Officer, the Chief Investment Officer and other executives appointed by the Board of Directors. Among its functions are: design an investment policy and a risk profile for each fund type; supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; review objectives, policies and proceeds to and from the administration of the investment risk in the pension funds; examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and approve investments in any new kind of asset, among others.

- Committee of Investments and Risks: this is comprised by the Chief Executive Officer, the Chief Investment Officer, the Operating and Market Risk Manager and other executives. Among the responsibilities and attributions of this committee are: review the different measures of risk-return presented by the Operating and Market Risk Management; approve different issuers, counterparts, mutual funds agencies, agents, among others, proposed by the Investment Management; take notice about any event or contingency that might affect the equity of pension funds and review situations associated with penalties and warnings; among others.

In the investment process, the organization structure and the clear definition of the powers vested, attributions and responsibilities play an important role. This structure is designed to fully develop the staff’s abilities and the optimum implementation of the investment policy in order to reach the proposed goals, managing the complexity of different instruments and markets in which the different type of funds are invested in, and the appropriate management of financial and operative risks faced by them.

For this, the unit responsible for asset management, known as Provida’s Investment Area, has two management divisions — Variable Income and Fixed Income — and one Strategic Control Deputy management. Both managers and the head of department include full-time research analysts with experience in areas of investing, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. Provida’s Investment Control Department, which is part of the Planning and Control Division of the Company, validates investments each day before entering into them. Additionally, this department has the obligation of disclosing to the SAFP a daily report with all investment activities.

It is important to notice that in August 2006, the Company obtained a quality certification according to the ISO 9001-2000 Norm, which was renewed in August 2007 for one more year. This process was extended to all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the Investment Control Department and the Treasury Department as part of the Planning and Control Division.

The general objective of the investment activity in Provida is to administer the investment portfolios composed by the affiliates’ contributions, seeking for the highest possible return for the risk level and appropriate terms for these affiliates’ profile. For this and according to the current regulation, the affiliates have five funds types, allowing maximizing the expected pension according to their specific risks profiles.

To facilitate the best affiliate’s choice, Provida seeks all the time that the five fund types (fund Type A, B, C, D and E) have a clear difference among them regarding potential risk and returns. This difference is limited by the current regulations, including the requirement of a minimum return.

The different fund types mainly differ among them, as stipulated in the regulation, by the proportion invested in variable income securities. The pension funds are arranged from fund Type A with the highest concentration in variable income, to fund Type E with a concentration that only considers investments in fixed income. The regulation establishes several restrictions regarding the investment activities that can be developed by each fund to guarantee the maintenance of such difference among the funds according to the risk of variable income permitted for each of them.

The investment philosophy behind the five fund types is to combine the highest possible diversification with low costs and with a wide range of transparency. These principles must be always present in the way of implementing the investment decisions.

A description of the permitted current investment limits in variable income instruments for each type of the funds is detailed as follows:

Investment limits in variable income instruments
	Maximum	Minimum
Fund Type A	80%	40%
Fund Type B	60%	25%
Fund Type C	40%	15%
Fund Type D	20%	5%
Fund Type E	Not allowed	Not allowed

Commencing in October 2008, the Pension Reform Law will allow fund Type E to make investments in variable income securities up to until a maximum of 5% and does not define minimum limits for any fund type.

The current Pension Law establishes a global limit for foreign investments by pension funds in a range from 30% to 45% of the total assets under management, which was established in 45% by the Central Bank on April 24, 2008. The Pension Reform Law increases such range, establishing that the global foreign investment limits of pension funds will not be less than 30 % and higher than 60% between October 2008 and October 2009, while from November 2009 onwards, such limit will not be lesser than 30% and higher than 80%.

Finally, the Pension Reform Law establishes ranges per fund type in connection with foreign investments by pension funds (currently there are none), as detailed in the following table:

Foreign Investment Ranges
	Oct 08-Oct 09	Nov 09-onwards
Fund Type A	25% - 80%	45% - 100%
Fund Type B	20% - 70%	40% - 90%
Fund Type C	15% - 60%	30% - 75%
Fund Type D	10% - 30%	20% - 45%
Fund Type E	5% - 25%	15% - 35%

The Pension Law also distinguishes among the age and gender of the individuals who may select to participate among the different types of funds. A description of the requirements to select each of the funds is detailed as follows:

Multiple funds allowable selections
	Men up to 55 years old and women up to 50 years old	Men from 56 years old and women from 51 years old not pensioned	Pensioned affiliates
Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

Source: SAFP

According to the Pension Law, if at the ages of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

Moreover, if the affiliate does not voluntarily choose a fund, the mandatory contributions are assigned and modified by law according the affiliate’s age:

-	Men and women younger than 35 to fund Type B;
-	Men between 36 and 55 and women between 36 and 50 to fund Type C; and
-	Men older than 56 and women older than 51 to fund Type D.

For affiliates who apply to programmed withdrawal, temporary income with deferred life annuities or immediate life annuities with programmed withdrawal plan, 100% of their savings are initially allocated in fund Type D, thereafter, these affiliates may opt for any fund among the permitted alternatives.

After the multiple fund’s inception, fund Type C managed by Provida continues to have the highest proportion of assets (44.6% at the close of 2007) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
(In constant of MCh$ at December 31, 2007)
	December 2002		December 2007
	MCh$	% of the total	MCh$	% of the total
Fund Type A	105,851	1.1%	3,643,229	21.4%
Fund Type B	1,106,201	11.7%	3,667,200	21.5%
Fund Type C	6,900,380	73.2%	7,594,393	44.6%
Fund Type D	954,442	10.1%	1,915,339	11.2%
Fund Type E	371,833	3.9%	227,333	1.3%
Total	9,438,707	100.0%	17,047,494	100.0%

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

The Pension Reform Law incorporates an exception to the previous paragraph for those funds that have less than 36 months of operations. In these cases, the corresponding AFP will be liable to the fund to the extent the weighted annual real return of funds Types A and B are less than the lesser of (a) the weighted average annual real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average real return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than twelve operating months.

The average annual real return is calculated by the SAFP according to a weighted formula established by the Pension Law that among other issues limits the maximum participation of any AFP in the calculation. If for a certain month, the pension fund’s annual real return on investment falls below the minimum return, the difference is compensated first from the pension fund’s own reserve for fluctuation on investment returns. If this procedure is not sufficient, then the remaining difference is covered by the AFP’s mandatory investment.

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

Under the Pension Reform Law, the reserve for fluctuation is eliminated, thus, if for a given month the annual return of a fund falls below the minimum return established, the difference must be covered from mandatory investments. If the resources of mandatory investments are applied and the minimum return is not reached, the Chilean Government will complement the difference. This regulation will be in force commencing on October 2008, however, if at such date there is a reserve for fluctuation, such reserve will be distributed among its affiliates proportionally according to the number of shares maintained in their individual accounts.

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

The Pension Reform Law eliminates the exclusive responsibility of AFPs in the life and disability insurance, by requiring that the AFPs jointly purchase a fixed and unique premium insurance through a bidding process to cover this risk. Such insurance will be awarded to one or more insurance companies, offering the best economic offer, which will be likely awarded to more than one insurer in order to avoid an excessive concentration and totally cover the disability and survival risk. In case of bankruptcy of all involved insurance companies, the benefits payments will be covered by a mechanism of State guarantee; however, the Superintendency has not yet issued the complementary rules by which the responsibilities of the different participants involved in the life and disability insurance will be specified. The fist bidding process for this the life and disability insurance will take place after no less than thirteen months of the Pension Reform Law enforcement, that is, on or after April 2009.

Additionally, through the Pension Reform Law, a solidarity pension system financed by the resources of the State, which will start granting benefits on July 1, 2008, was created as a complement to the existing private pension system. The solidarity pension system will grant, among its benefits, basic solidarity pensions of disability and solidarity pension contributions of disability. To have these benefits, certain requirement must be fulfilled:

-
Basic solidarity pension for disability: having been declared disabled by a Medical Commission designated by the Superintendency; not being eligible of receiving any pension under any pension regime; being between 18 and 65 of age, being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request.

-
Solidarity pension contribution of disability: having been declared disabled by a Medical Commission designated by the Superintendency); being affiliated to the pension system established by the 3,500 Law Decree of 1980, not receiving pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible for a disability pension provided that the sum of the amount of such pension plus any other pension received from such system, is inferior than the basic solidarity pension of disability.

The solidarity system will be administered by the Social Pension Institute, having the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it will regulate the proceeding of the request, the operating manner and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, the current affiliates to the private pension system are able to submit their requests to access to the solidarity pension system to the AFP which they are part of for further submission to the Social Pension Institute.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their affiliates who meet the legal age requirement: 60 years of age for women and 65 years of age for men.

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

The period (from/until) and the required percentages are described in the following table:

Percentage over the taxable average remuneration for the last ten years
Period (from/until)%
August 19, 2004 – August 18, 2005	52%
August 19, 2005 – August 18, 2006	55%
August 19, 2006 – August 18, 2007	58%
August 19, 2007 – August 18, 2008	61%
August 19, 2008 – August 18, 2009	64%
August 19, 2009 – August 18, 2010	67%
From August 19, 2010	70%

Percentage over the minimum pension requirement
Period (from/until)%
August 19, 2004 – August 18, 2005	110%
August 19, 2005 – August 18, 2006	130%
August 19, 2006 – August 18, 2007	140%
From August 19, 2007	150%

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

The solidarity pension system financed by the State resources incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the affiliates must meet certain requirements:

-
Solidarity basic senior pension: not being eligible to any pension under any pension regime; having reached 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than twenty continuous years (or may be discontinuous if accounted from the time the affiliate had reached 20 years of age), and for a period of not less than four years of residence in the last five years prior to the submission of the request.

-
Solidarity senior pension contribution: being eligible to one or more pensions ruled by the Law Decree 3,500 of 1980; having reached 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than twenty continuous years (or discontinuous if accounted from the time the affiliate had reached 20 years of age), and for a period of not less than four years of residence in the last five years prior to the submission of the request. The last requirement will be considered fulfilled when the affiliate completes twenty years or more of contributions in one or more of the Chilean pension systems.

At retirement, the affiliate chooses among four options for receiving his/her pension benefits: an immediate life annuity, a temporary income with deferred life annuity, a programmed withdrawal plan or and immediate life annuity with a programmed withdrawal plan.

-
Immediate life annuity: the affiliate selects a life insurance company, which pays the affiliate a monthly fixed income for the rest of his/her life in exchange for transferring the total amount in his/her individual capitalization account. Currently, for the affiliates that elect this alternative, the insurance company must offer a pension that is equal to or greater than the minimum seniority pension guaranteed by the State. Commencing on July 1, 2008, due to the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension effective at the moment of retirement.

-
Temporary income with deferred life annuities: the affiliate contracts a life annuity plan with a life insurance company to start receiving benefits on a specific date in the future, immediately transferring the associated funds of such life annuity to the insurer. Likewise, the surplus to the temporary pension that covers the period from the moment when the affiliate selects his/her option until the annuity payments begin, is maintained in the individual capitalization account with the AFP.

-
A programmed withdrawal plan: the affiliate keeps his/her funds deposited in his/her individual capitalization account with the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as the affiliates’ life expectancies. The amount of the affiliate’s monthly pension under the programmed withdrawal plan is recalculated every twelve months based on the surplus amount in the individual capitalization account of the affiliate and the variables described above. In the event that such amounts fall below the minimum pension level, the Government’s guaranty starts operating if it applies. If the affiliate chooses a programmed withdrawal plan, it is possible to switch him/her to a life annuity plan.

However, if an affiliate elects to transfer savings from his/her individual capitalization account to a life insurance company to receive life annuity benefits, the affiliate may no longer return to the programmed withdrawal plan.

-
Immediate life annuity with a programmed withdrawal plan: the affiliate contracts an immediate life annuity with a life insurance company financed with part of the balance maintained in his/her individual capitalization account, destining the remaining balance to the programmed withdrawal plan. In this case, the pension would correspond to the sum of the amounts received from each modality. The affiliates allowed to opt for this modality, should be able to obtain an immediate life annuity equal to or higher than the minimum seniority pension guaranteed by the State (with the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension).

In the following chart the amounts of the seniority basic solidarity pension are described, including the effective dates and the segment in which the family group should belong to obtain this benefit:

Seniority basic solidarity pension
Amount	Effective date	Family Group Segment
$60,000	July 01, 2008 – June 30, 2009	40% of the poorest population in Chile
$75,000	July 01, 2009 – June 30, 2010	45% of the poorest population in Chile
$75,000	July 01, 2010 – June 30, 2011	50% of the poorest population in Chile
$75,000	July 01, 2011 – June 30, 2012	55% of the poorest population in Chile
$75,000	July 01, 2012 onwards	60% of the poorest population in Chile

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF, being recalculated annually according to the new balance of the account. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF45 (approximately US$1,800).

Additionally, the affiliate, who has been affiliated to the pension system for at least 10 years, may withdraw part of the balance of his/her individual capitalization account and freely use the surplus provided that he/she is able to obtain a pension from his/her pension funds equal to or superior to 70% of his/her average taxable remuneration and equal to or superior to 150% of the legal minimum prevailing pension. Such surplus corresponds to the difference between the total pension savings in the affiliates’ capitalization account and the funds required to finance the highest value resulting from the application of the aforementioned requirements (70% of average taxable remuneration and 150% of the legal minimum pension). To calculate the requirement, the lowest rate between the average rate of the life annuities informed and the rate of programmed withdrawal of the fund where the affiliate has his/her account, is used.

With the Pension Reform Law, the right to withdraw the disposable surplus will be limited to those affiliates that have a pension superior or equal to 100% of the maximum pension with a solidarity contribution, and 70% of the average of remunerations received and salaries declared.

In the following chart the amounts of the maximum pension with solidarity contribution are described, including the effective dates and the family group segment to which the beneficiary should belong to in order to be eligible obtain this benefit:

Maximum Pension with solidarity contribution
Amount	Effective date	Family Group Segment
$70,000	July 01, 2008 – June 30, 2009	40% of the poorest population in Chile
$120,000	July 01, 2009 – June 30, 2010	45% of the poorest population in Chile
$150,000	July 01, 2010 – June 30, 2011	50% of the poorest population in Chile
$200,000	July 01, 2011 – June 30, 2012	55% of the poorest population in Chile
$255,000	July 01, 2012 onwards	60% of the poorest population in Chile

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

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have resulted in a limited range of fees charged by the different AFP.

The AFP earns fees regarding the collection of contributions to affiliates’ individual capitalization accounts and the administration of such accounts. In 2007, out of the total of Provida’s operating revenues, MCh$159,170 or 85% corresponded to fee income received for administration of accounts services and complementary services. Almost all of the fee income results from charges levied on affiliates’ monthly mandatory contributions to his/her individual capitalization account.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. Under the Pension Law, currently each AFP may determine whether to charge a fixed fee, which is discounted from the pension fund at the moment of making contributions, a variable fee that is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly gross wages that is subject to 10% of the salary base up to UF60 per month (US$2,400 approximately). For instance, if an affiliate receives a monthly salary of Ch$100,000 as a dependent worker, he/she must contribute Ch$10,000 in an AFP. Under Provida’s variable fee currently in force (2.59% of taxable remuneration), the total monthly collected fee over that account would be a variable fee of Ch$2,590 (Provida does not charge a fixed fee). With the Pension Reform Law the AFP has no longer the possibility of charging a fixed fee discounted from the pension fund at the moment of collecting the mandatory contribution.

Three out of six AFPs operating now in the industry charge a fixed fee in combination with a variable fee, while the remaining three AFPs, including Provida, charge only a variable fee. The requirement of a uniform fee charge to all affiliates has limited the flexibility to reward longer term or higher income contributors with lower fees than those applied to newer and/or lower funds accounts. Although changes to this rule have been proposed on several occasions, Provida cannot ensure that a change will be adopted that would allow Provida to reward longer term or higher income contributors through lower fees.

The fee structure for the last three years and the last available information for 2008 is the following:

Monthly fees for mandatory contributions
(For the years ended December 31, in nominal Ch$)
	2005		2006		2007		April 2008
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable
	Ch$	%	Ch$	%	Ch$	%	Ch$	%
Provida	390	2.25	-	2.39	-	2.39	-	2.59
Industry High	695	2.55	690	2.55	690	2.89	690	2.99
Industry Low	-	2.23	-	2.23	-	2.23	-	2.41
Industry Low among AFPs charging fixed fee	320	2.23	320	2.23	320	2.23	320	2.41
Industry Average	464	2.37	358	2.42	243	2.51	243	2.65

Source: SAFP

Pension payments of programmed withdrawals

In connection with fees of programmed withdrawals, by law, the AFPs may charge a fixed and/or variable fee over a paid pension. Currently, all the AFPs only charge a variable fee over the paid pension of 1.25%.

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

Withdrawals of voluntary savings

In relation to fees for withdrawals from the voluntary saving accounts, by law, the AFPs may charge a fixed fee per each transaction, where the balance transfer from the voluntary saving account to other AFP is considered as a withdrawal. Currently, four out of six AFPs charge such fee, between a range from Ch$990 to Ch$1,475 (approximately US$2.0 to US$3.0).

With the Pension Reform Law, fees for administration of voluntary savings accounts may only be established as a percentage of the balance maintained in them.

Administration and transfer of voluntary pension savings.

The AFPs, like other authorized institutions, also offer affiliates the option to have a voluntary pension savings account, in which they make monthly deposits previously determined to improve their future pensions. According to the law, AFPs are allowed to charge a fee over assets under management, and fees are currently in a range between 0.51% and 0.70% on annual basis. Additionally to the above, the regulation  allows to charge fees on fund transfers collected for other institutions and fees are currently in a range of Ch$1,101 and Ch$1,437 for each operation (approximately US$2.2 and US$2.9).

With the Pension Reform Law, the AFPs will have the right to charge a fee for administrating the collective voluntary pension savings and on the transfer of these savings deposits towards other administrators or authorized institutions. Fees for administration may be freely agreed between the employer and the AFP or the authorized institutions, allowing for the existence of differentiated fees among different contracts. Additionally, in the same contract, differentiated fees could be established according to the number of workers incorporated in the plan.

Under no circumstance will an AFP be able to establish conditions to the affiliation or transfer of affiliates who are parties to a collective voluntary pension saving contract.

The fees can be changed at any time upon three months’ notice to affiliates, the SAFP and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years and the current period:

Fee rates charged by Provida
	As of December 31,
	2005	2006	2007
Fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(*):
Fixed fee (in nominal Ch$ of each year)	390	-	-
Variable fee	2.25%	2.39%	2.39%
Fee charged on payments of programmed withdrawals:
Fixed fee (in nominal Ch$ of each year)	-	-	-
Variable fee	1.00%	1.00%	1.25%
Fee charged for voluntary pension savings management:
Fixed fee (in nominal Ch$ of each year)	-	-	-
Variable fee (annual basis over AUM)	0.56%	0.56%	0.56%
Fee charged for voluntary pension savings transfers:
Fixed fee (in nominal Ch$ of each year)	1,250	1,250	1,250
Variable fee	0.00%	0.00%	0.00%
Fee charged on withdrawals of voluntary saving account:
Fixed fee (in nominal Ch$ of each year)	-	1,475	1,475
Variable fee	0.00%	0.00%	0.00%

Ratios of fixed and variable fees to total fee income:
Fixed fee on monthly contributions	6.1%	2.1%	0.0%
Variable fee on monthly contributions	92.8%	96.6%	98.2%
Variable fee on payments of programmed withdrawals	0.8%	0.8%	1.0%
Variable fee on voluntary pension savings	0.3%	0.4%	0.6%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on withdrawals of voluntary saving account	0.0%	0.1%	0.2%

(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly mandatory fee income of each AFP. In 2007, Provida had the largest average market share of contributors among all AFPs (39.2%) and, according to the Company’s estimates, also the largest average market share of monthly salary base (32.2%).

(ii) Gains on mandatory investments

Gains on mandatory investment -See Item 4—Information on Provida—Business overview—Principal activities—Services of investments of affiliates’ contributions in pension funds- represented a 7%, 14% and 11% of Provida’s operating revenues in 2005, 2006 and 2007, respectively. As detailed in the following tables, such returns have evolved in accordance with performances of each of pension funds, as well as, the relative importance of each of them in the total administered.

	2005	2006	2007
	(In million of constant Ch$)
Gains on mandatory investment	10,697	24,244	19,752
Weighted average real returns of pension funds	5.3%	16.5%	6.2%

Mandatory investments of pension funds	129,074	155,141	168,096
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Source: Uniform and Codified Statistic Form (FECU) and SAFP

Gains on mandatory investments and real average returns per each fund
	2005		2006		2007
	Gains	Returns	Gains	Returns	Gains	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	1,559	11.2	4,259	22.3	4,868	11.2
Fund Type B	2,707	6.7	5,991	18.8	4,710	7.2
Fund Type C	5,207	4.3	11,609	15.7	8,205	4.5
Fund Type D	1,079	2.6	2,167	11.0	1,791	3.3
Fund Type E	146	1.2	218	6.9	179	1.3
Total gains and weighted average returns	10,698	5.3	24,244	16.5	19,752	6.2

Mandatory investment maintained in each fund and percentage of each fund in the total
	2005		2006		2007
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	13,864	10.7	24,807	16.0	35,340	21.0
Fund Type B	28,294	21.9	34,602	22.3	36,335	21.6
Fund Type C	67,070	52.0	75,006	48.3	75,209	44.7
Fund Type D	17,138	13.3	18,265	11.8	18,933	11.3
Fund Type E	2,707	2.1	2,461	1.6	2,279	1.4
Total	129,073	100.00	155,141	100.00	168,096	100.00

Source: Uniform and Codified Statistic Form and SAFP

It is important to highlight, as shown in the tables above, assets in Provida’s investment portfolio have moved towards the most risky funds (Funds types A and B), obtaining higher importance in proportion to the assets under management. The latter not only reflecting the greater portfolio of younger clients (destined to such funds by law), but also the greater preference of risky options by affiliates, which have been rewarded until now with higher returns.

(iii) Other revenues

These are generally revenues from fees charged by the subsidiary AFP Genesis in Ecuador, for services rendered to the Administradora de Fondos de Cesantía and fees recovered from other AFPs, which jointly reached MCh$6,142 or 3% of Provida’s operating revenues in 2007. Additionally, the period recorded financial revenues of life and disability insurance that stemmed from the excess of cash flows of insurers in view of premium payments made by the Company, for which specific conditions are stipulated in the respective contracts. In 2007, these were MCh$1,768 representing a 1% of total operating revenues during the period.

Primary expenses

(i) Life and disability insurance premium

As more fully described below, the AFPs are required by the Chilean Pension Law to purchase insurance to cover their obligation to provide life and disability benefits to their affiliates. In 2007, life and disability insurance premium expenses accounted for MCh$68,614 equivalent to 55% of Provida’s total operating expenses.

Payments of benefits for the affiliate of his beneficiaries

If an affiliate dies or becomes disabled before the legal age of retirement (60 years old for women and 65 years old for men) and has not accumulated sufficient funds in his/her individual capitalization account to provide the affiliate or his/her beneficiaries the benefits required by the Pension Law, the AFP has an obligation to make up for the shortfall to the affiliate’s account. Additionally, under such law, all AFPs are required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. With the Pension Reform Law, the exclusive responsibility of AFPs will be eliminated, on or after April 2009, when the collective bidding process for the life and disability insurance will commence and AFPs will no longer be liable for any short falls. See “Item 4. Information on Provida – B. Business overview – Principal Activities- Services of granting life and disability benefits”.

Affiliates are eligible for these benefits provided that they are salaried workers who were contributing in an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed affiliates are eligible for these benefits if they have made contributions in the month prior to the disability or death.

The Pension Reform Law will gradually incorporate self-employed workers by requiring them to make mandatory contributions (See “Item 4. Information on Provida – B. Business overview – Principal Activities- Services of collection and management of contributions made by affiliates”). Given the above, the coverage of the life and disability insurance for self-employed workers that has made mandatory contributions, will be subject to an annual taxable income equal or superior to seven minimum monthly incomes, permitting them to have an annual coverage commencing on  May 1 of the year in which contributions were made until April 30, of the following year. In those cases where the taxable income is inferior to the aforementioned requirement, the coverage will be proportional to affiliates’ contributions.

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

Under the Pension Reform Law, the partial disability status for total disability is eliminated. Therefore, when the Medical Commission determination qualifies an affiliate for total disability, this determination will be considered as definite and unique. The temporary disability status will remain for affiliates with a partial disability. The modification to these benefits will be effective commencing on the date that is seven months after the publication of this Pension Reform Law, that is, on October 2008.

Survival benefits are granted to the legal beneficiaries of affiliates who have died before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income. The applicable percentage depends primarily on the family status of his/her beneficiaries: for a spouse with no children the percentage is 42.0%; for a spouse with children, 35.0%, plus, for each child up to 18 years of age, 10.5% (through age 24 for students and until death for disabled children).

If the disabled or deceased affiliate’s individual capitalization account does not have the amount of funds necessary to pay the pension stipulated by law, the insurer (under its contract with the AFP) must complete the shortfall in case of death. In the case of disability, the AFP must record a provision in order to settle the shortfall, after three years when the final disability determination is made, taking into account the three years of temporary pension payments that will be received by the affiliate following the initial disability determination. As was mentioned previously, with the implementation of the Pension Reform Law, the total disability will receive an immediate payment, once determined by the Medical Commission.

The insurer makes these calculations at the time of the initial disability determination, three years before the shortfall is paid and if it is required by the final disability determination, on the basis of the information available to it at that time, including current annuity rates and the amount of funds in the affiliate’s individual capitalization account. If a final disability determination is made, the insurer updates the amount of initial disability reserve based on the information available at such time.

Payments by Provida to the insurer

Under the insurance policy in force, Provida pays the insurer a temporary rate, currently equal to 0.70% of the aggregate taxable remuneration of all of Provida’s affiliates, which is intended to provide the insurer a portion of the funds it will be required to pay to affiliates for life and disability benefits. Also, Provida pays the insurer a monthly fixed management fee, which averaged MCh$42 per month in 2007, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2007, the aggregate payments to the insurer of the temporary rate and the monthly management fee were an aggregate of MCh$45,536.

In the first quarter of each year, Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true ups to the sum of (i) the funds effectively accumulated and paid by the insurer to affiliates or their beneficiaries and (ii) the estimated requirement by the insurer to pay disabled affiliates once final disability determinations of disabled status have been made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s affiliates) established in the insurance contract that for 2007 was 1.27%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums will be paid during the entire contract’s coverage duration at a temporary premium of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal or lower than 1.27%. If the casualty rate is lower than the temporary rate, the insurer would rebate the difference to the Company (this has not occurred in the past eight years). For fiscal year 2007, the provisions made by Provida regarding payments to the insurer (in March 2007) resulting from comparing the temporary rate and the casualty costs were MCh$23,079.

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

It is important to mention that the insurance policy conditions were modified by mutual agreement of the parties commencing on January 2008, to update the mortality tables applied to calculate benefits, increasing the cost of the insurance. In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charged by the AFP from 2.39% to 2.59% in order to finance such higher cost.

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

By law, the selection of an insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida has normally specified a maximum premium rate and a temporary premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of whether the casualty rate experienced among Provida’s contributors was higher.

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

The Company makes yearly true-ups to the insurance company, based on the shortfall required to finance casualty costs until the final settlement of this contract occurring 48 months after the end of the expiration date, extendable for up to 2 years upon mutual assent, with annual true-ups between the temporary premium and the casualty rate, having a closing date at December 31 of each year from 2006 onwards and payments in March of the following year. In addition, the contract contemplates monthly payments to be calculated with a provisional rate at 0.70% applied to the total remuneration and monthly taxable remunerations of the affiliates plus a fixed monthly premium of UF2,150 (around US$84,900) during the contract coverage period.

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

The insurance policy, which was in force from August 1, 2001 to July 31, 2003, with ING Seguros de Vida S.A. has a maximum rate of 0.95% expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the affiliates’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.80%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the affiliates and a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract should have taken place on January 31, 2008, however, considering that the contract exceeded the maximum premium of casualty rate under the contract, the final closing terms conditions are being analyzed in joint with ING Seguros de Vida S.A. and the Company.

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

The following table set forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract at December 31, 2007:

Provisions
Insurance company	Coverage Period	Casualty costs incurred by the insurance company	Payments made to the insurance company	Provisions for unfavorable casualty rate
		(in MCh$ constant)
ING Seguros de Vida S.A.	Aug 2001- Jul 2003	103,626	86,395	-
BBVA Seguros de Vida S.A.	Aug 2003- Dec 2004	75,853	73,259	(2,595)
BBVA Seguros de Vida S.A.	Jan 2005- Indefinite	174,755	154,317	(20,439)

(ii) Payroll expenses for administrative and sales personnel

Payroll expenses for administrative and sales personnel were MCh$31,277 or 25% out of the total of Provida’s operating expenses at December 31, 2007. The payroll expenses for administrative personnel were MCh$20,854 equivalent to 67% of total remunerations, while the related staff corresponded to 63% of the average personnel during the year (1,613 workers). Likewise, variable incentives (commissions, awards and profit bonuses) represented 30% out of the total of remunerations recorded by the Company.

(iii) Other expenses

Other expenses were MCh$25,415 in 2007, representing 20% out of the total Provida’s operating expenses. In this item, the administrative expenses (real state, telecommunications and services) and computing costs are highlighted, representing 62% and 14% respectively of other operating expenditures, as well as depreciation and amortization that together equated to 12% of them.

Principal Markets

In the middle of the 90s, the private pension system reached its peak totaling 21 AFPs, however, as of December 31, 2007 there are only 6 AFPs, as a consequence of the merger and acquisition process to achieve commercial and operating efficiency gains.

The last change in the AFPs industry was recorded on January 16, 2008, when ING Group, owner of AFP Santa María, consummated the purchase of Bansander AFP in Chile. The new AFP, resulting by the merger of ING AFP Santa María and Bansander AFP, started operations on April 1, 2008 under the name of ING Capital AFP.

As previously mentioned, Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its inception.

Provida’s leading position is shown in the following table regarding market shares in the most relevant variables at December 31, 2007:

Market Share	Pension Funds	Affiliates	Contributors	Operating Revenues	Operating Income	Net Income
Provida	30.9%	42.1%	40.2%	32.1%	31.1%	31.8%
Habitat	24.0%	24.2%	25.9%	24.0%	26.9%	26.9%
Cuprum	19.0%	6.8%	9.4%	17.2%	22.1%	21.6%
Santa María	11.0%	12.0%	11.4%	10.9%	4.0%	4.8%
Bansander	11.8%	9.9%	9.5%	12.2%	14.5%	14.0%
Planvital	3.3%	5.0%	3.6%	3.6%	1.4%	0.9%
System	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Since the multiple funds’ implementation, the returns reached by the five funds have recorded outstanding levels, registering the best returns those funds which have the highest concentration of shares, such as fund Type A and B, where one of the most remarkable aspects is the difference between the returns of fund Type A and C since the multiple funds inception.

The following table set forth information as of December 31, 2007 with reference to real returns in twelve months (December 2007 and April 2008), the annual average since the multiple funds inception (as of December 2007 and April 2008) and the relative positions of each of pension fund managed:

	Real return last 12 months				Annual average real return from the beginning of the system
Fund type	Jan 07 – Dec 07	Provida’s position	May 07 – Apr 08	Provida’s position	Sep 02 – Dec 07	Provida’s position	Sep 02 – Apr 08	Provida’s position
Fund Type A	11.23%	1	-3.53%	2	16.35%	1	14.03%	1
Fund Type B	7.16%	5	-3.63%	4	11.07%	4	9.68%	3
Fund Type C	4.55%	6	-3.56%	5	8.11%	6	7.20%	5
Fund Type D	3.34%	3	-0.87%	3	5.83%	5	5.51%	4
Fund Type E	1.27%	6	1.52%	4	3.07%	4	3.23%	4

Source: SAFP

In other aspects, legal modifications have been made intended to encourage voluntary pension savings, basically related to the associated tax benefits. At December 31, 2007, Provida recorded the highest number of APV accounts in the AFP industry, with a total amount of 141,647 in active accounts representing a market share of 33%. At the same date, funds accumulated by such APV accounts were MCh$212,287, recording a growth of 21.8% with respect to the close of last year. Additionally, the law permitted other financial institutions different from AFPs to manage this kind of savings such as banks, insurance companies and investment societies. In this context, while competitors have the advantage of offering a wider variety of products considering that AFP investments are limited by law, the AFPs highlight in terms of low costs regarding fees reported by different participants. At December 2007, AFPs continue playing an outstanding role in the voluntary pension saving market with market shares of 75% in the number of accounts and 69% in administered funds, followed up by insurance companies  regarding number of accounts with a market share of 12% and by mutual funds regarding administered funds with a market share of 21%.

Marketing and Sales

As all AFPs, Provida’s activities are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals modality.

Provida obtains its affiliates mainly through its sales force, which targets potential clients who may be interested in changing their pension savings administration, as well as new workers who enter in the labor market for the first time and need to be mandatory affiliated to the AFP system as dependent workers. The Pension Reform Law incorporates a bidding process for the portfolio of new affiliates (dependent workers) that enter into the private pension system, resulting in the portfolio being awarded to the AFP offering the lowest fee, which at the same time must be inferior to the fees current at the moment of the bidding process. This process will be implemented by the Superintendency of Pensions not before April 2009, awarding the new affiliates’ portfolio for a 24 months period to the AFP or AFPs offering the lowest fee.  During such period, those AFPs will not be able to modify their fees, being extensive to the client portfolio already being managed by those AFPs.

Likewise, regarding the universe of potential clients, commencing on the year 2012 the Pension Reform Law incorporates the contribution obligation to self-employed workers. See “Item 4. Information on Provida – B. Business overview – Principal Activities- Services of collection and management of contributions made by affiliattes”.

The sales force also performs tasks aimed at retaining the affiliate’s portfolio in order to foresee client transfers to other AFP. Provida also captures affiliates through its wide network of pension service centers without sales agents’ intervention.

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new clients and retain the existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading position over time, as well as the support granted by its comptroller, the BBVA Group, a conglomerate leader in the Latin American private pension fund system.

Searching to offer better quality services, mainly intended to obtain loyalty regarding commercial relation with clients, new technologies have been implemented. In 2007, great progress and innovations were made in services offered through the Provida’s web site, incorporating improvements in its simulators, new functionalities and on-line transaction capabilities. Currently, savings accounts can be opened on-line, as well as, validation of contents of issued certificates. The “Giro Full” was implemented permitting the withdrawal from the voluntary savings accounts and crediting such withdrawals in banking accounts, through an on-line process with the pertinent safety measures. Provida currently has a web site with a harmonious design that improves the navigating experience, with modules that facilitate a better cognitive order, diversity of informative and transactional services and a solid financial support through simulators and graphics.

Regarding telephone assistance, during the year the implementation of call center services was consolidated with a new provider, where the functions were specialized, implying that together with the available new technology, it became possible to offer a better quality of service to affiliates.

In relation to improvements in branch offices, several studies were carried out based on the information obtained through electronic queue segmentations implemented in 2006, allowing Provida to determine and implement service standards for the different kind of formalities. In this way, the queuing time and the expected assistance time were established, both of them to pension formalities, benefits inquiries, general assistance and request of new products. Such standards will be continuously under observation in order to make the necessary adjustments that permit to offer a high quality and efficient service through the branch office network.

Provida also offers a network of automated consulting services. During 2007, the diffusion of these service tools allowed the branch offices to better handle document inquires. Currently, there are 87 devices throughout the country, where the services offered are three documents: contribution certificates, affiliation certificates and accounts balances. Given the positive experience and the greater use of these devices by affiliates, an increase in the service offer is been developed, which we expect would be available during 2008.

Additionally, in term of service centers, at December 31, 2007, the segmentation for each kind of services is as follows:

-
Pension Advisory Branch offices: these are mainly oriented to provide pension advice information, to carry out pension formalities, to inform about the benefits of the system of and to answer all clients’ pension inquires.

-
BBVA Express branch offices: these offer fast assistance, allow for the request and obtaining certificates, saving withdrawals, interest calculation, contribution payments for Provida and Administradora de Fondos de Cesantia (AFC) , pension payments and AFC formalities.

-	Specialized Centers for APV: dedicated to grant complete and professional advisory services in terms of voluntary pension savings; located only in Santiago city.

As of December 2007, Provida has the largest commercial network with 121 branch offices, distributed throughout the country in 63 pension service centers, 43 BBVA Express and 15 specialized centers. Approximately, 12.4% of the branches are located in the north region, 24.8% in the central-north region, 18.2% east of Santiago, 11.6% west of Santiago, 16.5% in the south-center region and 15.9% in the south region. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and their previously defined profile.

Sales Force

Provida has generally maintained a sales force that enables it to sustain its relevant market share. In a competitive context, after the mergers and acquisitions of small AFPs into larger ones, Provida had a maximum of 3,142 sales agents in December 1997, at which time the Authority decided to increase the requirements to the transfer process to reduce the aggregate cost for the affiliates in the system. In fact, since that date on, variables fees charged by Provida have decreased by 16.1%, and the number of sales agents has decreased by 81.6%.

Provida’s sales force evolution in the latest years is as follows:

	As of December 31
	2005	2006	2007
Number of sales agents	550	653	577
% variation with respect to previous year	-0.9%	18.7%	-11.6%
% market share	23.9%	26.2%	22.0%

Source: Based on annual Uniform and Codified Statistic Form (FECU) for all the AFPs.

The following chart compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2005, 2006 and 2007:

Total AFP Sales Force (percentage)
	As of December 31,
	2005	2006	2007
Provida	23.9%	26.2%	22.0%
Bansander	16.4%	14.6%	12.8%
Habitat	14.1%	14.2%	13.9%
Santa Maria	14.9%	17.6%	19.2%
Cuprum	17.3%	19.4%	23.0%
Planvital	13.4%	8.0%	9.1%
Total AFP Sales force (number of sales agents)	2,299	2,493	2,625

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

During 2007, the number of transfers among the AFPs increased, due to the flexibility of the required documentation to support each transfer request. The industry increased by 47%, which led the Company to apply incentive systems, directing the commercial effort in an efficient and effective manner, achieving a positive net result of almost 2,700 new clients in terms of transfers.

Furthermore, Provida has continued to emphasize the capture of new affiliations, a strategy that allows it to continue optimizing the possibilities of future growth of its recurrent business. According to SAFP information, Provida’s new affiliations represented a market share of 43%.

Provida’s selling and marketing expenditures in the fiscal year 2005 were MCh$9,569, for the fiscal year 2006 they were MCh$10,047 and for the fiscal year 2007 these were MCh$11,372. Provida has maintained a policy aimed at making more efficient its commercial expenditures, which is evidenced in the ratio of commercial expenses (sales remunerations and selling & marketing expenditures) over fee income, which was 7.1%, 6.9% and 7.1% in fiscal years 2005, 2006 and 2007, respectively.

Government Regulation

All AFP are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFP in Chile are the Superintendency of AFPs, the Central Bank, the Superintendency of Securities and Insurance, and the Rating Commission. The AFP are primarily subject to the Pension Law and to the Corporation Law, having the Superintendecy of Pension Fund Administrators as their main regulator.

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

The Pension Reform Law creates the Superintendency of Pensions, which will replace and continue for all effects the Superintendency of AFPs with all its rights, obligations, functions and attributions. Among the new functions and attributions of the Superintendency of Pensions are to monitor and supervise the solidarity pension system administered by the Social Pension Institute and constitute and administer the Pension Advisors Registry. The new regulation empowers the President of the Republic of Chile, through a statutory decree within a period of one year after the publication of the Pension Reform Law, to promulgate the necessary rules to regulate this organization.

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

The Rating Commission

The Rating Commission is constituted by the superintendent of pensions, securities and banks as well as AFP industry representatives. Its main objective is to determine whether securities qualify as acceptable for pension fund investment.  With the Pension Reform Law, the approval of foreign investments limits will be made by the Investment Regime, a new legal body incorporated by the regulation for pension funds investments.

C.   Organizational structure

Provida was integrated into the BBVA Group in July 1999. At December 31, 2007 the BBVA Group had 889,734 shareholders with presence in 32 countries and with 111,913 employees worldwide in a network of 8,028 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing assets over US$63 billions (Ch$31,304 billions) and providing services to around 13 millions of clients. In Chile, the BBVA Group through Provida, manages assets of MUS$34,308 (MCh$17,047,494) in a competitive market in which Provida has sustained its leading position over time.

The following chart sets forth the significant related companies comprising Provida’s corporate structure at December 31, 2007:

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

International Strategy.

As of December 31, 2007 the BBVA Group with Provida’s participation, is the largest pension group in Latin America, approximately 13 million affiliates and more than US$63 billion in assets under management. Provida’s international strategy has focused on investment efficiency and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFP in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets Provida will actively seek new investments in local AFPs.

According to such strategy, during the recent years, certain changes in foreign subsidiaries investment portfolio were carried out to boost the pension franchise with BBVA Group as described in “Item 4. Information on Provida. A. History and development”.

The main market indicators regarding Provida’s foreign investments are as follows:

	As of December 31, 2007
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,085,018	26%	1	4,566	23%	3
Ecuador – AFP Génesis	164,196	85%	1	45	78%	1
México – AFORE Bancomer	4,414,395	11%	2	12,592	17%	2

	As of December 31, 2006
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,019,974	26%	1	3,412	24%	3
Ecuador – AFP Génesis	147,065	89%	1	36	80%	1
México – AFORE Bancomer	4,255,568	11%	2	11,106	17%	2

Source: Based on Superintendency of Banks and Insurances in Peru, National Commission for Saving System for Retirement in Mexico, Superintendency of Companies and Stock Markets in Ecuador

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it has been present since 1993. In 2007, this affiliated company generated profits of MCh$1,286 for Provida, a decrease of 4.6% (MCh$62,6) with respect to 2006. This result was the outcome of the negative effect of the appreciation of the Chilean peso against the dollar (6.7%) between the comparative periods, given that the affiliated company increased its results in terms of dollars (9.7%) mainly boosted by an increase of fee income.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder of that subsidiary with 100% of the shares. In 2007, this subsidiary contributed MCh$1,014 for Provida Internacional, an increase of 7.7% (MCh$72) with respect to the amount recorded in 2006. This result was mainly sustained by higher fee income due to the increase in the number of affiliates (+11.4%) and average assets under management (+28.7%), an effect partially offset by higher expenditures in remunerations (administrative and sales staff), as well as higher administration expenditures.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico. At December 2007, the net income of this company was MCh$1,903, a decrease of MCh$1,790 with respect to 2006, basically explained by lower fee income associated with the decrease of its fees structure in September 2006 (from 3.0% to 1.98% over assets under management), adding lower gains on mandatory investments. Also, the negative effect of the appreciation of Chilean peso against the dollar when booking the results increased the negative effect for Provida.

-
The Dominican Republic-BBVA Crecer AFP. Provida Internacional had presence in The Dominican Republic pension market through BBVA Crecer AFP since October 2004 to February 2007, holding 35.00% equity interest, as a result of the merger of AFP Porvenir (company in which Provida Internacional had 70.00% equity interest) with AFP Crecer (where BBVA Group had 70% equity interest). Later on, in March 2007, a 10.00% equity interest was sold to one of the companies of Vicini Group in that country and thereafter, in December 2007 the total remaining equity interest (25.00%) was sold to the Bank of Nova Scotia in Canada. In economic terms, the sale of the equity interest in year 2007 generated a net gain of MCh$2,081 before taxes for the Company.

The following table describes the total equity income of Provida’s related companies, both foreign and local, for the last three financial years:

	For the years ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	MUS$
Net Income Provida	38,174	47,382	45,190	91
– Net Income excluding gains of related companies (*)	32,259	42,704	41,689	84
– Equity in income of foreign related companies (*)	6,971	5,283	3,409	7
– Equity in loss (income) of local related companies	(1,054)	(605)	91	-
Equity in gain of related companies/Net income	15.5%	9.9%	7.7%	7.7%

(*) Gains on related companies do not include the consolidated entity AFP Genesis in Ecuador, which is consolidated with Provida.

D.   Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide branch network, which includes 121 branch offices located throughout the country as of December 31, 2007. The Company began to lease more space during the last several years as a result of the redefinition process of branch offices according to the segmentation of client services, separating the sales and the pension advisory services from the transactional component. Therefore, the number of owned branch offices was 41 as of December 31, 2007.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located at the east commercial neighborhood of Santiago, totaling 13,014.18 square meters. Since 2003, it became BBVA Group’s corporate building in Chile, gathering all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Operation Area is located at downtown Santiago.

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

US GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to Provida’s financial statements are the deferred income tax treatment, the minimum dividend, life and disability insurance cost and the reversal of amortization of goodwill. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 41 to the audited and consolidated financial statements.

Provida’s net income under Chilean GAAP was MCh$38,174 for fiscal year 2005, MCh$47,382 for fiscal year 2006 and MCh$45,190 for fiscal year 2007. The net income under U.S. GAAP was MCh$39,569 for fiscal year 2005, MCh$47,775 for fiscal year 2006 and MCh$44,532 for fiscal year 2007. Net income under U.S. GAAP was higher in 3.7% and 0.8% than the net income recorded under Chilean GAAP in 2005 and 2006 respectively, and lower in 1.5%  than the net income registered under Chilean GAAP in 2007.

Total shareholders’ equity under Chilean GAAP at December 31, 2006 was MCh$221,344 and at December 31, 2007 MCh$237,299, increasing by 8.7% and 7.2% year over year respectively. Likewise, the total shareholders’ equity under U.S. GAAP as of December 31, 2006 and 2007 amounted to MCh$223,825 and MCh$240,598 respectively, increasing by 5.3% and 7.5% year over year respectively.

Critical Accounting Policies

Financial Reporting Release N° 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as was explained previously and in the Note 41 to the audited and consolidated financial statements. Also, there are areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited and consolidated financial statements.

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

Since 1999, Provida has been required to make additional payments to the insurer related to the excess of casualty rate communicated by the insurer for each year, which rate has increased, because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such years have exceeded the accrued for and communicated casualty rate. In this regard, in January 2004, the Superintendency of Pension Fund Administrators issued instructions regarding provisions to be included in the year 2003 in connection with such higher casualty rate. Furthermore, at the close of fiscal year 2003, Provida made provisions for 100% of the contract balances of the insurance company owed under previous contracts, which had been paid by March 2004. See Note 34 letter c to the audited and consolidated Financial Statements.

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

	2007
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.93%	3.29%	3.40%
Rate of return on ICA’s	0.00%	6.77%	10.00%
Total Liability (MCh$) (*)	32,034	21,909	18,109

(*) The liability is net of financial revenues generated by the insurance contracts
(**) The base case is the casualty rate estimated by the casualty model, which is lower than the amounts in the insurer’s balance sheet and therefore, the insurer’s amounts were used as the basis to record the respective liability under Chilean GAAP”.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

•
Discount rates: in order to calculate the amount of the required provision necessary to cover the premiums we pay on life and disability insurance, the provision must be discounted by the interest rate determined by law that is the market rates for annuities. At the date of the initial disability amount determination, the insurer uses the market rate (minimum rate of last semester) for such an annuity. Provida, however, uses the forward rates for its 10 year government bond, plus a risk premium, because there is no market for forward rates for annuities. Such rates correspond to the maturity periods of the obligations maturities (6 months, 12 months up to 36 months). In 2007, Provida used an average discount rate of 3.29% to economically value the casualty reserves of its affiliates portfolio (base scenario), while the insurer valued such reserves to as 3.13%, thus explaining the difference between the obligation value by Provida and the discount rate accounted by the insurer. To establish the negative most likely scenario, the lowest interest rate for life annuities in 2007 of 2.93% was applied, which was also used by the insurer according to the regulation to constitute casualty reserves in the second semester of 2007. For the positive most likely scenario, the highest in the range of forward rates for similarly-lived government bonds were considered in accordance with the calculation method previously described, which was 3.4% for a 3 year payment period.

•
Returns on affiliates’ individual capitalization accounts: affiliates have a positive balance in their individual capitalization accounts, and this balance will earn investment income according to the pension funds returns over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three year period. Unlike the insurer, Provida’s casualty model assumes that the individual capitalization account will grow at 6.77 % per year. This estimation was internally made based on the average return of Fund type C during the last twenty years (excluding the extraordinary real return of 15.7% achieved in 2006) with an adjustment according to the deviation experimented among the 20 years. The use of 10% as the highest return is reasonable based on the historical experience of the system, which return since its inception amounted to this figure. Provida has not, within that time period, had a negative return, an evolution consistent with the use of 0% as the lowest level of return. Taking into account such projected growth of the affiliate’s individual capitalization accounts, provisions in respect of future premium payments made for disability made by Provida are lower in relation to those estimated by the insurer.

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

Under the accounting criteria applied by the Company, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurer, the amounts derived from the model will be used. On the contrary, if the casualty rate of the model were lower than the casualty rate included in the balance sheet of the insurer, the amount to be provisioned would be the latter, which is considered as minimum amount under the current regulation. In light of the superior forward rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is lower than the amounts established in the insurer’s balance sheets and therefore, these amounts are used as basis to make provisions for the years ended December 31, 2006 and 2007.

The casualty model is used for both Chilean GAAP and U.S. GAAP purposes in estimating the premium for disability and life insurance. Under the rules of the Superintendency of AFPs, Chilean GAAP is required to apply the discount rate of the insurer to the provision should it be lower than the casualty model, while U.S. GAAP would continue to incorporate the variables as estimated in the casualty model. To date, this conceptual difference has not generated material differences in the provision, U.S. GAAP versus Chilean GAAP.

Introduction to Provida’s Operating Results

The following discussion should be read in conjunction with the audited consolidated financial statements of Provida and its subsidiary, and the Notes thereto included elsewhere in this annual report. See Item 18 “Financial Statements”.

In accordance with Chilean GAAP, all financial information regarding Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2007 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 2 letter c) to the audited consolidated financial statements.

Provida is the largest AFP in Chile, providing pension funds management and various related services. These services are limited to those permitted for AFPs under the Pension Law and its revenues are largely dependent on the level of fees charged to their affiliates. As a consequence, Provida’s operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate to Provida and make monthly contributions as well as, the amount of their taxable salaries subject to contributions. Given that during recent years, the economy has grown, Provida estimates that the growth in the number of workers in Chile and their aggregate salaries will maintain their growing trend in the future, although not necessarily at the same rate as in the past. Because of its important market share, the broad geographic coverage of its branch network, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any particular sector of the economic activity.

The principal sources of operating revenues for Provida (See “Item 4. Information on Provida – B. Business overview –Primary revenues.”) are the fees charged to its contributors in connection with deposits from their monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, in the number of contributors or in taxable salaries. From December 1999 until May 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased by 2.59%. Related to voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each operation of funds transfers to other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings. Additionally, the Company charges a nominal fixed fee of Ch$1,475 for each fund withdrawal from the voluntary saving account and a variable fee of 1.25% over the pensions for programmed withdrawals.

Another significant source of revenues is the gains on mandatory investments. Gains generated from mandatory investments belong to the AFP but do not necessarily result in increased cash flow because as the pension funds grow so do the reserve requirements imposed on the mandatory investments.

The most significant components of Provida’s operating expenses (See “Item 4. Information on Provida – B. Business overview –Primary expenses.”) are remunerations of both administrative and sales staff and the cost of life and disability insurance premiums. The latter component has become the most relevant representing more than 50% of the Company’s operating expenses since casualty rates began to increase. With reference to administration expenses, Provida considers that it is the most efficient provider of services in terms of costs in the industry, having the lowest administrative cost per contributor since its inception.

The main sources of Provida’s other revenues and non-operating expenses are: its equity in income or losses of its investments in foreign pension funds administrators, goodwill amortization due to investments in foreign pension funds administrators and local acquisitions, interest expenses and the effect of inflation and foreign exchange exposure as measured by the price-level restatement. Inflation produces losses, due to the net liability exposure of the Company. See “Item 5. Operating and financial review and prospects – Impact of inflation and price level restatement”.

The following table sets forth the composition of Provida’s operating revenues and expenses for the periods indicated:

	As of December 31,
REVENUES:	2005	2006	2007
Fee income	88.5%	81.9%	85.2%
Gains on mandatory investment	7.0%	13.6%	10.6%
Other operating revenues	3.7%	3.0%	3.3%
Interest income	0.8%	1.5%	0.9%
TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%

	As of December 31,
EXPENSES:	2005	2006	2007
Administrative personnel remuneration	18.9%	17.1%	16.6%
Sales personnel remuneration	8.4%	7.7%	8.3%
Directors’ remuneration	0.1%	0.1%	0.1%
Marketing expense	0.9%	0.9%	0.8%
Data processing expense	2.4%	3.5%	2.8%
Administrative expense	13.8%	13.3%	12.5%
Depreciation	2.1%	1.5%	1.3%
Amortization	0.9%	0.9%	1.2%
Other operating expenses	2.1%	1.7%	1.6%
Life and disability insurance	50.4%	53.3%	54.8%
TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%

The following table sets forth certain Provida’s additional relevant information that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2005	2006	2007
Number of contributors	1,479,230	1,522,465	1,639,441
Administrative personnel	1,030	979	1,024
Sales personnel	540	574	590

Source:  SAFP

Operating Results for the years ended December 31, 2006 and 2007

Operating Revenues

In fiscal year 2007, operating revenues were MCh$186,832, representing a real increase of 4.7% or MCh$8,405 with respect to the same period in 2006. This increase is the result of higher fee income, which recorded a positive variation of MCh$13,015 or 8.9%, due to higher collection levels recorded during fiscal year 2007. The above was partially offset by lower gains on mandatory investments amounting to MCh$4,492 for the period, due to the high basis of comparison (nominal return of 19.0% in 2006 compared with 13.7% in 2007) that represented the gains obtained in 2006.  Adding to the latter were other operating revenues of MCh$118 or 1.5%, due to lower financial revenues stemming from the life and disability insurance that were partially offset by the increase in fee income generated by AFP Genesis in Ecuador and higher flows of fee income of other AFPs , which were erroneously collected by them.

Fee income was MCh$159,170 in fiscal year 2007, an increase of 8.9% or MCh$13,015 with respect to the same period of 2006. This result was driven by an increase of 8.5% or MCh$12,203 higher collection levels related to mandatory contributions with respect to 2006. Additionally, fees from voluntary pension savings as well as voluntary savings positively contributed to this evolution, which together increased by MCh$383 or 47.8% with respect to the year ended December 2006. Finally, the increment from 1.00% to 1.25% in the fee charged over the pensions for programmed withdrawals implied higher revenues of MCh$429 during the period.

Regarding the market competitive variables, Provida has maintained its leading position in the pension industry with average market shares around 40% in terms of clients as of December 31, 2007, where the average number of contributors was 1,639,441 and holding more than 30% of the salary base and assets under management of the industry.

Gains on mandatory investments were MCh$19,752 in fiscal year 2007, a decrease of MCh$4,492 or 18.5% with respect to the same period in 2006. The decrease was explained by the high basis of comparison from those represented in 2006 with a weighted average nominal return of pension funds of 19.0%, while in 2007 this was 13.7%. The lower performance of investments were recorded in stock markets in both local (Dec.07: IPSA +13.3%, IGPA +13.7% v/s Dec.06: IPSA +37.1%, IGPA +34.4%) and foreign (Dec.07: Dow Jones +6.4%, MSCI US Value -0.9%, MSCI Europe ex UK +14.2%, FTSE +5.2%, MEXBOL +10.46 and Nikkei -6.2% v/s Dec.06: Dow Jones +16.3%, MSCI US Value +18.3%, MSCI Europe ex UK +32.4%, FTSE +25.6%, MEXBOL +45.8 and Nikkei +5.9%).

Other operating revenues in fiscal year 2007 were MCh$7,910, a decrease of MCh$118 or 1.5% with respect to 2006. This result was basically driven by lower financial revenues of MCh$952 due to the lower TIP rate (average financial system interest rate) applied by contract to certain cash flows related to the life and disability insurance, partially offset by higher fee income generated by AFP Genesis in Ecuador (MCh$413) and fees recovered from other AFPs (MCh$355).

Operating expenses

Total operating expenses in fiscal year 2007 were MCh$125,306, increasing by 7.7% or MCh$8,967 with respect to the same period of 2006. This increase was basically associated with the life and disability insurance due to the higher temporary premium recorded in the period in view of increments in collection levels, as well as higher provisions for unfavorable casualty rate. Additionally, higher remunerations of administrative and sales personnel were recorded,  triggered by the enforcement of a new collective agreement, implying higher allowances granted to personnel, adding higher wages paid, as a consequence of the larger number of staff maintained in the period given the new subcontracting regulation and higher commercial activity.

Administrative personnel payroll expenses for fiscal year 2007 were MCh$20,854, higher in MCh$1,016 or 5.1% with respect to the amounts recorded during the same period in 2006. Primarily due to the enforcement of a new collective agreement beginning in January 2007 that increased allowances paid to employees, adding the new legislation in force since January 2007 regulating external personnel hiring that implied higher costs in remunerations due to a rise in the number of permanent employees maintained from an average of 979 for the year ended December 31, 2006 to an average of 1,024 for the year ended December 31, 2007. By comparing the end of both periods, the administrative staff increased by 5.7% from 969 as of December 31, 2006 to 1,024 workers as of December 2007.

Finally, also contributing to this result were higher severance indemnities payments in connection with the efficiency and transformation plan associated with management emphasis on the Company’s competitiveness, in light of new technology investments and a higher administrative staff due to the new subcontracting law. Although, the plan started to be implemented in January 2008, the Company, applying a conservative criterion, made provisions for such plan.

Partially offsetting the latter was a lower cost in seniority awards in connection with the adjustment made in 2006 by modifying the criterion to calculate the provision of such awards, which included all the awards that every worker is entitled to and not only the most immediate one. The latter implied that in 2007 only the corresponding accrued right was acknowledged in the period.

Sales personnel payroll expenses increased by MCh$1,479 (16.5%) from MCh$8,945 in fiscal year 2006 to MCh$10,423 in fiscal year 2007. This variation was partly the effect, as in the case of the administrative staff, of the enforcement of the new collective agreement that implied higher allowances paid to sales agents. Additionally, the increase in commercial activity as a result of the flexiblization of the transfers process that generated higher fixed and variables remunerations, added higher severance indemnities payments due to the substitution of non-productive employees for a high profile staff.

In figures, the average number of sales agents in 2007 was 590 workers, increasing by 2.8% with respect to the same period of 2006 (574 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 11.6% from 653 salespeople in December 2006 to 577 in December 2007.

The cost of life and disability insurance was MCh$68,614 during fiscal year 2007, representing an increase of MCh$6,592 or 10.6% with respect to the same period in 2006. This variation was in part explained by higher expenses of MCh$3,234 in temporary premium, associated with a larger client portfolio covered, evidenced in the growth observed on mandatory collection.

Additionally, the current period showed a higher unfavorably casualty rate provision of MCh$3,358, primarily due to an increase in benefit claims that is in line with the growth observed in the client portfolio. In addition, taking into account the lower returns levels achieved by pension funds, the cost of casualties to be covered by the AFP increased given that the AFP must cover the differential between the required capital to finance disable and survival pensions and the affiliates’ funds in their individual capitalization account. Therefore a minor return comparatively implies a lower balance in the affiliate accounts, and thus a higher contribution to be made by the AFP.

The Company’s casualty model has determined a lower economic value of casualties, given that forward rates used in the model are higher than the regulated historical discount rates used by the insurers. According to the current regulation, consequently, the balance required by the insurers to provision casualties on behalf of Provida has continued prevailing.

Finally, the insurance cost was also affected by the final settlement for MCh$177 of the contract with ING insurance company, which coverage period was August 1999 – July 2001.

The remaining operating expenses were MCh$25,415 in fiscal year 2007, a decrease of 0.5% or MCh$120 with respect to the same period in 2006. This result was mainly driven by the technological component that recorded a lower data processing expense of MCh$607 associated with the Unified Platform as a result of the minor corrective activities required in the period. This had a counterpart in the higher expense recorded in amortization during the period (MCh$439), due to the enhancements added to the Unified Platform asset.

Moreover, selling and marketing expenses were lower by MCh$154, basically due to lesser marketing activities in media. Also, a lower depreciation was recorded (MCh$104) due to the termination of useful life of some information technology devices.

Partly offsetting the above was the increase of administrative expenses (MCh$289), mainly those related to the administration of funds (custodian and intermediation services), correspondence with affiliates, due to the increasing number of them and higher number of informative documents (ruled by SAFP) and collection service for the larger number of payrolls collected; higher expenses that have been partly offset by the inferior outsourcing personnel hiring as a result of the new subcontracting regulation.

Operating income

Although the increment of 13.6% or MCh$4,047 recorded by the core business  (defined as fee income minus operating expenses), given that operating expenses increased at a lower extent than fee income, the operating income decreased by MCh$562 or 0.9%, amounting to MCh$61,525 in fiscal year 2007, which was explained by lower gains on mandatory investments.

Other non-operating income (expenses) net

Other non-operating income (expenses) net recorded a loss in fiscal year 2007 of MCh$7,977, higher in MCh$3,863 than the loss recorded in fiscal year 2006. This result was basically explained by the loss of MCh$6,422 in price level restatement, superior by MCh$4,613 to the loss recorded in 2006. This deviation was explained by the higher inflation of 7.4% applied over the Company’s net liability exposure in 2007, while in the same period of 2006, this was 2.1%. The above was partially offset by lower losses in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, given an appreciation of 6.7% of the Chilean peso against the dollar during 2007, whereas a depreciation of 3.9% was recorded at December 2006.

The period also recorded an income of MCh$3,500 generated by affiliated companies, a decrease of MCh$1,178 regarding fiscal year 2006. This result was attained despite the outstanding performance of local affiliated companies that together contributed positively MCh$697 mainly by the superior earnings recorded by Previred and the lower loss recorded by AFC, which was not enough to offset lower contributions by foreign subsidiaries that jointly contributed MCh$1,874, basically due to the lower results obtained by AFORE Bancomer in Mexico. However, the latter had as a counterpart the higher other income (expenses) net of MCh$1,590 mainly gains stemming from the sale of total equity interest in BBVA Crecer AFP in The Dominican Republic in 2007.

Income taxes

In fiscal year 2007, the income taxes was MCh$8,359 recording a lower expense of MCh$2,233 or 21.1% with respect to the same period 2006. The tax expense grew in a lower extent than earnings before taxes, due to adjustments in the deferred tax obligation. This liability stemmed from the gains on mandatory investments given that earnings are taxed when shares of such asset are sold. Consequently, the discount rate to value such liability increased 35 basis points during 2007 and the deferred tax obligation decreased, reducing the tax income acknowledged in results.

Net income

Net income decreased from MCh$47,382 for fiscal year 2006 to MCh$45,190 for fiscal year 2007, a real decrease of 4.6% or MCh$2,192.

Operating results for the years ended December 31, 2005 and 2006

Operating Revenues

Operating Revenues were MCh178,426 in fiscal year 2006, an increase of 16.5% or MCh$25,328 with respect to last year. In this evolution, not only the sustained growth observed in fee income is highlighted, which was MCh$10,666 as a result of the good collection levels and the continuous operating efforts to accelerate the accreditation of pending contributions, but also the significant result obtained by gains on mandatory investments, boosted by the superior returns exhibited by the pension funds that resulted in higher gains of MCh$13,546. Additionally, other operating revenues positively evolved, increasing by MCh$1,116 as a result of higher financial revenues stemming from insurance contracts and higher fee income generated by AFP Génesis in Ecuador.

Fee income was MCh$146,155, an increase of 7.9% or MCh$10,666 with respect to fiscal year 2005, triggered by the larger volume of mandatory contribution recorded in 2006, which in accumulated terms recorded an increase of 10.8% with respect to last year, a variation higher than the growth observed by the fee administration of mandatory contributions of 7.7%. The gap is partly the outcome of the change of the Company’s fee structure from May 2006 onwards, in view of the immediate application of reduction of the fixed fee from Ch$390 to Ch$0, which although was compensated by the increase of the variable fee from 2.25% to 2.39%, this was effective commencing on June when the Company received fee regarding contributions made in May under the new fee. Therefore, a month of average fixed contribution was not received (MCh$698). Additionally, the year-over-year comparison affected the high basis of comparison, since in 2005 an special task was carried out regarding pending contributions (leftovers), generated from the middle of 2004 due to the implementation of Unified Platform that increased the levels of accreditation in 2005 (condition determining the charge of fees) over the collection levels of the period.

Fees for APV administration recorded a significant increase of 33.2% or MCh$161 with respect to 2005, increasing its participation in the total of fee income from 0.36% in 2005 to 0.44% in 2006. This evolution is explained by the higher volume of voluntary funds administered, which at the close of the period accrued an a year-over-year increase of 35.1% due to higher collection in this kind of savings, the superior accumulated return by pension funds investments and the increase of the fees charged from 0.49% to 0.56% per year over administered funds commencing on September 2005. Although, APV does not represent yet a relevant percentage in the Company’s fee, it has a high growth potential in view of the relative low levels of penetration.

This positive evolution is in a framework where Provida has maintained its leading position in the pension industry in terms of clients and salary base with average contributors of 1,522,465 in 2006.

Gains on mandatory investments were MCh$24,243 in fiscal year 2006, an increase of 126.6% or MCh$13,546 with respect to 2005. The above increased by not only the higher average volume of administered funds in the period, but also the outstanding returns exhibited by pension funds equivalent to a weighted average nominal return of 18.9%, which more than double the return of 9.2% of 2005. Explaining the above are the accumulated increases in local (IPSA +37.1%, IGPA +34.4%) and foreign stock markets (Dow Jones +16.3%, Nasdaq +9.5%, MSCI US Value +18.3%, MSCI Europe ex UK +32.4%, MSCI LA +39.3%, AC Far East ex Japan +28.5%), added to the good performance of local fixed income of long term that registered a fall in interest rates (December 2006: BCU-5 2.63; BCU-10 2.74; BTU-20 2.87% v/s December 2005: BCU-5 3.39; BCU-10 3.23; BTU-20 3.49).

Other operating revenues in fiscal year 2006 were MCh$8,028, recording an increase of 16.1% or MCh$1,116 with respect to 2005. This result was basically driven by higher financial revenues stemming from life and disability insurance contract of MCh$1,454, as a result of higher values reached by the determining instruments (TIP interest rates and returns of insurer’s portfolio) and higher revenues from the consolidation process with AFP Génesis in Ecuador (MCh$896), triggered by the growth of its operations. The above was partially offset by lower flows of fee income of other AFP, which were erroneously collected by them due to operative problems (MCh$1,321).

Operating expenses

Total operating expenses in fiscal year 2006 were MCh$116,338, increasing by 12.9% or MCh$13,305 with respect to fiscal year 2005. This result was mainly driven by a higher cost of life and disability insurance in connection with the increase of temporary premiums in line with higher collection levels, as well as higher provisions for unfavorable casualty rate due to the superior accounting cost of casualties recorded by the insurer. Additionally, other operating expenses were higher due to the implementation of new technology and the externalization process.

Administrative personnel payroll expenses for fiscal year 2006 were MCh$19,838, resulted in an increase of 2.0% or MCh$396 with respect to fiscal year 2005. This increase was consequence of better results achieved by Provida and its consolidated subsidiary AFP Génesis in Ecuador, higher profit bonuses were recorded by both companies. Adding to the above, higher variable remuneration in connection with awards relating with achievements of special commercial goals were paid in 2006. Partially offsetting the above result, there were lower costs in remunerations as a consequence of lower staff maintained in line with the adjustment staff plan established by the Company for the current year. In headcount, the average number of administrative staff for the fiscal year

2006 decreased by 4.9% with respect to the fiscal year 2005, from 1,030 employees in 2005 to 979 in 2006. At the close of both periods, the administrative staff declined from 1,001 to 969 workers equivalent to a decrease of 3.2%.

Sales personnel payroll expenses increased by MCh$269 or 3.1%, from MCh$8,675 in fiscal year 2005 to MCh$8,944 in fiscal year 2006, which is explained, as in the case of administrative remuneration, by higher profit bonuses recorded by Provida and AFP Génesis in Ecuador, in light of better results attained by both companies in the period. Additionally, a temporary difference was attained due to accrued vacations triggered by lower use of them, and higher seniority awards in view of the change of accounting criterion explained in the above paragraph.

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

The cost of life and disability insurance was MCh$62,022 in fiscal year 2006, representing an increase of MCh$10,087 or 19.4% with respect to fiscal year 2005. This increase was partly sustained by a higher cost of temporary premium of MCh$3,806 in connection with the growth of collection, and by the increase of provisions for unfavorable casualty rate of MCh$6,282 associated with the higher accounting cost of casualties.

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

The higher accounting cost of MCh$10,087 recorded in 2006 with respect to 2005 is essentially explained by the lower discount rates to create reserves by the insurance companies. During 2005, an average reserve rate of 3.52% was applied (3.70% in the first quarter and 3.33% in the second quarter), while the average rate for 2006 was 2.95% (2.96% and 2.94% for the first and second quarter, respectively). See our explanation in Critical Accounting Policies” of how discount rates are determined.

The remaining operating expenses were MCh$25,535 in fiscal year 2006, increasing by 11.1% or MCh$2,551 with respect to fiscal year 2005. This result was the outcome of higher administrative expenses of MCh$1,166, associated with externalization and outsourcing processes (pension payments, collection, archive unit, advisory and temporary jobs) and higher taxes due to the increase of the Company’s equity related to municipal taxes. Additionally, AFP Genesis registered higher costs due to the increase in its activity levels. In addition, higher computing expenses of MCh$1,594 were acknowledged in the period, mainly linked to the technological development, and that in 2006 the complete effective cost of this technology began to be acknowledged.

Operating income

As a result of the above, in fiscal year 2006 operating income was MCh$62,088, an increase of MCh$12,023 or 24.0% with respect to the prior year. This positive variation was basically sustained by the remarkable evolution exhibited by operating revenues, where the operating expenses increased to a lesser extent, basically as a result of higher accounting cost of L&D insurance.

Other non-operating expenses (income) net

Other non-operating expenses (income) net recorded a loss of MCh$4,114 in fiscal year 2006, representing an increase in an expense of MCh$1,767 with respect to the loss recorded last year.

This result was basically explained by lower profits of MCh$1,238 (20.9%) in related companies, given the lower results achieved by AFP Horizonte in Peru and AFORE Bancomer in Mexico that jointly decreased by MCh$2,042 in light of high competitiveness shown by the markets where they operate, which led them to change their fee structures and to increase the costs associated with their commercial strategies. The latter could not be offset by the positive contribution of BBVA Crecer AFP in The Dominican Republic (MCh$353), or by the positive contribution of local related companies that together reached MCh$450, basically the favorable performance of Previred.com that reverted the loss recorded in 2005.

Additionally, there were higher interest expenses of MCh$406 or 24.2% since the financing requirements of working capital increased the use of bank credit of short term, which was also affected by superior levels of interest rates. Besides, there was a higher loss in price level restatement of MCh$377 due to losses in foreign exchange arisen from the dollar debt (MUS$2.9) with Provida Internacional, which additionally was affected by depreciation of Chilean peso against dollar of 3.9% during the year. The aforementioned could not be offset by the positive effect of applying a lower inflation rate (2.1% in 2006 versus 3.6% in 2005).

Income taxes

Income taxes were MCh$10,592 in fiscal year 2006, a higher expense of MCh$1,049 or 11.0% with respect to 2005. Despite the fact that tax expense increased in a lower extent than the result recorded in the period, this stemmed from the higher base of comparison, as a result of the adjustments made in 2005 in the definite liquidation of 2004’s tax.

Net income

Net income increased from MCh$38,174 for fiscal year 2005 to MCh$47,382 for fiscal year 2006, an increase of 24.1% or MCh$9,208.

Impact of inflation and price-level restatement

Provida is required under Chilean GAAP to price-level restate non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean currency. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Notes 2 and 30 to the audited and consolidated financial statements.
Non-monetary assets and liabilities are price-level restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

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

The following table sets forth the calculation of the net effect resulting from the changes in the purchasing power of the Chilean currency:

	As of, and for the ended December 31
	(in millions of constant Ch$)
	2005	2006	2007
Shareholders’ equity	6,097	3,775	14,031
Other assets	(3,827)	(2,381)	(7,563)
Premises and equipment	(1,293)	(757)	(2,506)
Liabilities	17	11	93
Accumulated depreciation	270	178	584
Profit and loss accounts	837	482	2,618
Net loss (gain) from changes in the purchasing power of the currency	2,101	1,308	7,257

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

In 2006, the variation of cash and cash equivalent was negative in MCh$697 (MUS$1,4), as a result of the negative cash flows net originated by the financing and investment activities. During 2007, the variation of cash and cash equivalent was negative in MCh$250 (MUS$0.5) as a result of the negative cash flows stemming from the financing activities.

In 2008, the Company expects that the major cash needs may include:

-	payments and refinancing of short-term contractual obligations in the amount of MCh$17,000 (MUS$34);
-	budgeted capital expenditures of MCh$2,500 (MUS$5); and
-	budgeted cash dividends of approximately MCh$23,000 (MUS$46).

Moreover, capital requirements for 2008 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations and if necessary, by long and short term debt.

Sources and uses of funds

Cash and working capital. At December 31, 2006, the Company recorded a negative net working capital in the amount of MCh$45,591 (MUS$92), and at December 31, 2007, the negative working capital was MCh$28,450 (MUS$57). Generally, Provida registers a negative working capital because one of its principal financing requirements is the mandatory investments portfolio, which is not considered as current assets. Additionally and to the extent necessary, the Company’s needs have been financed by short-term debts and it has maintained during the year provisions related to the unfavorable casualty rate to be paid to the insurer in the first quarter of the following year. However, a negative working capital position has not affected the Company’s ability to obtain financing.

Net cash provided by operations. In 2007, it amounted to MCh$41,295 (MUS$83), representing a decrease of MCh$2,951 with respect to net cash provided by operations in 2006. Funds provided by operations consisted principally of fee income paid by the Company’s customers.

Net Cash Used in Financing Activities. In 2007, the Company’s financing activities included MCh$42,442 (MUS$85) of which Ch$475,942 million (MUS$958) are generated from the issuance of debt. These amounts were offset by MCh$496,174 (MUS$999) for repayment of bank borrowings, MCh$10,955 (MUS$22) for payments of loans due to related companies and MCh$22,583 (MUS$45) in dividends paid.

Net cash provided by (used in) investing activities. Net cash provided by investing activities was MCh$1,236 (MUS$2) in 2007, increasing by MCh$11,303 as compared to net cash  used in investing activities in 2006. The principal use for investing activities in 2007 was the purchase of mandatory investments shares for a net amount MCh$4,039 (MUS$8), while the main source was the sale of the equity interest in BBVA Crecer AFP (The Dominican Republic) amounting to MCh$7,370 (MUS$15).

C. Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D. Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2007:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(MCh$ constant)
Contractual Obligations
Life and Disability Insurance	21,523	21,523	-	-	-
Unconditional purchase obligation	452	452	-	-	-
Total Contractual Obligation	21,975	21,975	-	-	-
Commercial Commitments			-	-	-
Banks lines overdrafts	1,559	1,559	-	-	-
Lease contracts	387	24	54	64	245
Total Commercial Commitments	1,946	1,583	54	64	245

Provida’s most material contractual obligation stems from the life and disability insurance policy signed with BBVA Seguros de Vida S.A. The premiums are paid every month and the adjustments for casualties once a year. The latter generates a liability with the insurer that is settled in the first quarter of the following year.

Unconditional purchase obligations are related to service contracts. See Note 31 to the Audited and Consolidated Financial Statements.  The obligations for this concept represent the one-month lag for payment. Consequently, from  year 1 on, there is no obligation for this concept.

The use of the banks credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2007, the unused lines of credit amounted to MCh$76,957. Finally, Provida’s capital leases are basically connected with the financing of fixed assets. See Notes 12 and 15 to the Audited and Consolidated Financial Statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYESS

A. Directors and senior management

Provida’s Directors and senior management as of December 31, 2007 are as follows:

Directors(1)	Position	Current Position Held Since	Term of Expiration
Gustavo Alcalde Lemarie	Chairman of the Board of Directors	2007	2009
Jesús del Pino Durán	Vice - Chairman	2007	2009
Juan Prado Rey-Baltar	Director	2005	2009
Carlos Plá Royo	Director	2006	2009
Luis Fernando Ferreres Crespo	Director	2007	2009
Ximena Rincón González	Director	2006	2009
Alberto Pulido Cruz	Director	1999	2009

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more shares of the Company.

Senior Management (1)	Position	Current Position Held Since	Term of Expiration
Ricardo Rodriguez Marengo	Chief Executive Officer	2007	N/A
Juan Carlos Reyes Madriaza	Chief Control and Strategic Development	2007	N/A
Jorge Rodriguez Ibáñez	Chief Investment Officer	2007	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Eduardo Vidal Pérez	Chief Operation Officer	2007	N/A
Andrés Veszprémy Schilling	General Counsel	2002	N/A
Arnaldo Eyzaguirre Miranda	Auditor	2003	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning & Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Alexia Cornejo Moreno	Operating and Market Risk Division Manager	2005	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A

N/A: Not applicable
(1)	None of the above mentioned Executive Officers individually owns one percent or more shares of the Company.

Directors

Gustavo Alcalde Lemarie is the Chairman of the Board and has been Director of Provida since 2006. He received his commercial engineering degree from the University of Chile.

Jesus del Pino Durán is the Vice Chairman of the Board and Director of Provida and has been Director of Provida since 2007. He received a degree in law and economics from the University of Sevilla and PADE Master in IESE.

Juan Prado Rey-Baltar holds the position of Director of Provida since 2005. He received an economics degree from the Universidad del País Vasco, Spain.

Carlos Plá Royo has been Director of Provida since 2006. He received an economics degree from the Universidad de Barcelona and a MBA of ESADE, Spain.

Luis Fernando Ferreres Crespo has been Director of Provida since 2007. He received a chemical degree from the Universidad de Lejona (País Vasco), Spain.

Ximena Rincón González has been Director of Provida since 2006. She received her law degree from the University of Chile.

Alberto Pulido Cruz has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile.

Senior Management

Ricardo Rodriguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina. Previously, he was Commercial Chief Officer in AFJP BBVA Consolidar in Argentina.

Juan Carlos Reyes Madriaza is the Control and Strategic Development Chief since 2007. He received a mathematics civil engineering degree from the University of Chile. Between 1999 and 2007 he was Chief Operation Officer, and between 1994 and 1998 he served as Production Division Manager in Provida.

Jorge Rodriguez Ibañez is Chief Investment Officer since 2007. He received a civil industrial engineering degree from Catholic University Chile.

Carlo Ljubetic Rich has been Chief Commercial Officer since 2000. He received an industrial engineering degree from University of Santiago of Chile.

Eduardo Vidal Perez is the Chief Operation Officer since 2007. He received a commercial engineering degree from University of Chile. Between 2002 and 2007, he served as Pension Division Manager in AFP Provida.

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

Juan Sepúlveda Parra is the Pension Accounting Division Manager since 2007. He received his general accountant degree in Santiago, Chile. Between 1992 and 2007, he served as the Chief of the Accounting Department of Fund Account in AFP Provida.

Alexia Cornejo Moreno has been Operating and Market Risk Division Manager since 2005. Mrs. Cornejo previously held the position of Operating Control Division Manager. She received her degree as accounting auditor from the University of Talca, Chile.

Ivan Baeza Galaz is the Pension Marketing Division Manager since 2007. He received a civil industrial engineering degree from University of Santiago of Chile. Between 1999 and 2007, he served as the Chief of the Commercial Development Department in AFP Provida.

B. Compensation

In 2007, the total compensation paid to each director of Provida was as follows:

Directors	Per Diem
(in thousands of constant $Ch as of December 31, 2007)
Ximena Rincón González	59,052
Alberto Pulido Cruz	59,052
José Antonio Viera-Gallo (1)	14,767
Total	132,872

(1) Director of Provida until March 27, 2007.

The per diem compensation paid by Provida to all Directors in fiscal year 2007 was an aggregate of MCh$133, a 3.2% decrease year over-year.

None of the directors has service contracts with the Company or with any of its subsidiaries that imply benefits upon completion their duties.

The aggregate compensation of Provida’s senior management during fiscal year 2007, including 23 managers (area and division), 3 deputy managers and 33 department chiefs, was MCh$2,595. Severance payments made during 2007 to all executives who left the Company for different reasons totaled MCh$421.

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

C. Board practices

Provida follows the corporate governance policies and guidelines established under Chilean laws. Provida is administered by a Board of Directors that ordinarily meets once a month, which in conformity with the current Company’s by-laws, comprises seven members elected by the Ordinary Shareholders’ Meeting for a two year term. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s board consists entirely of “non-management” directors.

Another change introduced by the Pension Reform Law is the adoption of additional limitations over executives that might be designed as directors of AFPs and the requirement that at least two of the Board of the Directors’ members be considered as autonomous. The restrictions and additional requirements are effective from October 2008, providing that directors and/or executives of another AFP, banks or financial institutions, Stock Exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies may not be appointed to assume as directors of an AFP. A director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such societies that might generate a potential conflict of interest or  hinder his/her independence from the conglomerate.

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

According the Provida’s by laws, among the responsibilities of the Directors Committee are: the proposal of external auditors; examination of reports made by the external auditing firm; approval of additional services to be granted by the external auditing firm; analysis of reports made by the Controller Division of Provida; review of resolutions and notes issued by regulatory organizations and the approval of transactions with related parties. Among these matters during 2007, the following matters can be highlighted for the amounts involved: (i) contract with BBVA Comercializadora Ltda. to commercialize voluntary pension savings; (ii) approval for year 2007 of the prices of corrective maintenance services, evolutionary/regulatory developments and previous framework of the AFP’s Unified Platform, according to the agreement subscribed on December 1, 2005 with Maintenance Center of BBVA Inversiones Chile S.A; (iii) approval for year 2007 of the price for data processing services according to the contract subscribed on August 1, 2004 with BBVA Bancomer Servicios Fideicomiso N° 47433-8 in Mexico; (iv) modification for year 2007 of the technological service contract executed on April 15, 2002 with Administradora de Fondos de Cesantía Chile S.A., to additionally include the restructuring of the technological platform of such company and subsequent maintenance services and (v) modification of trade license contract with AFP Genesis Administradora de Fondos y Fideicomisos S.A. in Ecuador to grant the use of the brand license “Provida” to such company.

The members of the Directors Committee are determined by the Board of Directors. During 2007, the Directors’ Committee comprised Mr.Gustavo Alcalde Lemarie, who also was designated as financial expert of the Directors’ Committee, Mr. Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar. This committee met six times during the year also attending the Chief Executive Officer Mr. Ricardo Rodriguez, the Auditor Mr. Arnaldo Eyzaguirre, the Committee Secretary Mr. Andrés Veszpremy Schilling and occasionally, by the partners of the external auditing firm Deloitte.

During the fiscal year 2007 the Directors’ Committee did not incur in any expenditures, but only in compensations for its members. The total fees paid in 2007 for the participation in the Directors’ Committee was as follows:

Directors	Fees
(in thousands of constant $Ch as of December 31, 2007)
Alberto Pulido Cruz	2,580
Total	2,580

The Board of Directors’ Investment Committee

On December 18, 2007, the Board of Directors’ Investment Committee was created to be formed by at least three directors of the AFP who currently are Mr. Jesús del Pino Durán, Mr. Alberto Pulido Cruz and Mr. Gustavo Alcalde Lemarie, the Chief Executive Officer, the Chief Investment Officer and other executives appointed by the Board of Directors.

Among its functions are: design an investment policy and a risk profile for each of fund type; supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; review objectives, policies and proceeds to the investment risk administration in the pension funds; examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies, issuing an annual report for the Board of Directors regarding such operations; approve the investment in new kinds of assets; take notice of asset allocation of each fund type, with especial emphasis when allocating assets in the different geographic sectors; grant extraordinary authorization to depart from the investment policy defined by the Board of Directors and other matters that might be relevant.

The Pension Reform Law establishes that the administrators will have investment policies for each of the pension fund types administered by them, which will be elaborated by the Board of Directors. Likewise, the administrators must have a policy to solve interest conflicts, which will be approved by the administrator’s Board of

Directors. The administrator will submit a copy of the policy to solve interest conflicts to the User Commission and the Superintendency of Pensions and publish it in its web site.

The policy to solve interest conflicts previously mentioned, must at a minimum address the following matters: i) procedures and regulations of internal control that ensure an appropriate management and solution of interest conflicts that might affect directors, managers, administrators, and principal executives of the administrator; ii) confidence and handling of classified information; iii) requirements and procedures for the election of candidates for director positions in Corporations where the pension fund’s resources are invested in.

Significant differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

Provida’s corporate governance practices are regulated by Chilean Laws (particularly Corporation Law, Law N° 19,705 approved in December 2001, regulating the public offer of securities and establishing regulations governing conflict of interests, Note N° 1,526 of Februrary 2001 issued by SVS and Pension Reform Law N° 20,255 among others), as well as Provida’s by-laws. Additionally, Provida has registered securities with the SEC, which are listed in the New York Stock Exchange (NYSE) and consequently, Provida is subject to the Corporate Governance requirements applicable to a “foreign private issuer” (as defined under the United States Securities Exchange Act of 1934) listed in NYSE.

In general, foreign private issuers may fulfill the corporate governance practices applicable to them according to their local jurisdiction instead of most of the requirements dictated by the NYSE Corporate Governance Requirements established in  Section 303A of the NYSE Listed Company Manual. However, foreign private issuers listed in the NYSE must comply with sections 303A.06, 303A.11 and 303A.12 (b) and (c) of such manual.

Sections 303A.11 requires that foreign private issuers inform about any significant difference in which its Corporate Governance Practices differs from standards applicable to U.S. companies under the listing standards of the NYSE. According to section 303A.11, the relevant differences between Provida’s Corporate Governance Practices and NYSE Corporate Governance Standards for U.S. companies are described in the following chart:

NYSE listed company manual requirement for U.S. issuers	Provida Corporate Governance standards under Chilean Law
Section 303A.01 requires a majority of directors of listed companies to be independent, as determined by criteria of the Section 303A.02.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.

The Pension Reform (Law N° 20,255) establishes that the Board of Directors must be comprised by a minimum of five directors, two of them considered as autonomous according to the autonomy criteria established in the Pension Reform.

Section 303A.02 provides the general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), emphasizing that the objective is the directors’ independence. The board of Directors must also express its opinion regarding independence or absence of independence of each Director individually considered, case by case.

Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.

Pursuant to the Chilean Corporations Law, Provida must determine whether the members of its Directors Committee (all of whom are members of our board of directors) are independent.
The definition of independence applicable to Provida pursuant to the Chilean Corporations Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

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

Additionally, the Pension Reform Law (Law N° 20,255) establishes that a director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such corporations that might generate a potential conflict of interest or  hinder his/her independence of judgment. The standards of independence according to the Pension Reform Law are substantially similar to those standards of NYSE. Additionally, it is established that those directors and/or executives of another AFP, banks or financial institutions, Stock Exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies will no be entitled to be appointed as a director and/or executive of another AFP.

Section 303A.03 requires that non-management directors must meet at regularly scheduled sessions without management.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-management” directors, making separate meetings unnecessary.

Section 303A.04 requires that listed companies must have a nominating-corporate governance committee composed entirely of independent directors.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.

Provida does not have nominating-corporate governance committee because neither the applicable Chilean Law nor Provida’s bylaws provide for this requirement. Provida’s shareholders have the right to make director nominations at the ordinary shareholder meeting.

Section 303A.05(a) requires listed companies must have a compensation committee composed entirely of independent directors. Section 303A.05(b) The compensation committee must have a written charter that addresses certain minimum responsibilities, according to Section 303A.05(b)(i).

Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.
Provida has no compensation committee because neither the applicable Chilean Law nor Provida’s bylaws request this requirement.

Under Section 303A.06, the audit committee must satisfy the requirements of Rule 10A-3 of the Exchange Act.
Pursuant to Law N° 19,705 approved in December 2001, regulating the public offer of securities and establishing regulations governing conflicts of interest and the Note N°1,526 of February, 2001issued by SVS, the concept of “Director Committee” was created. In the Board of Directors meeting held on May 29, 2001, Provida elected the first directors’ committee. This committee assumed the functions of the former Auditing Committee existing under the Chilean Law.

Provida’s Director Committee currently satisfies the requirements established in Law N°19,705, as well as the requirements of Rule 10A-3 under the Exchange Act.

NYSE listed company manual requirement for U.S. issuers	Provida Corporate Governance standards under Chilean Law
Under Section 303A.07(a), the audit committees of listed companies are subject to additional requirements, such as knowledge in finances and at least one of its members must have experience in accounting or financial matters. Section 303A.07(b) requires that the audit committee members must satisfy the requirements for independence set out in Section 303A.02, previously mentioned. Section 303A.07(c) requires that the audit committee must have a written charter that addresses the duties and responsibilities of the audit committee which, at a minimum, must include those set out in Rule 10A-3 of the Exchange Act and under Section 303A.07(c). Section 303A.07(d) requires that each listed company must have an internal audit department to provide management, and the audit committee valuations over processes of the risk management an internal controls.

Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement.  Under Chilean law, our Directors Committee has assumed the functions of the former Audit Committee and it is not required to meet these additional requirements.

All members of Provida’s Directors Committee currently satisfy the requirements established in Rule 10A-3 under of the Exchange Act regarding the “independence” of its members.

Duties and responsibilities of the Directors Committee are established in Provida’s bylaws in similar terms, including the designation of external auditors, the review of reports made by the external auditing firm, the approval of additional services rendered by the external audit firm, the analysis made by Provida’s Audit Division, review of Resolutions and Notes issued by regulatory organizations and the recommendation of approving recommendations with related entities.

Provida’s Audit Division constantly reports to management and the Director’s Committee regarding risk management and internal control processes of Provida.

Under Section 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.
Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. Under Chilean law, Provida’s compensation policies do not provide for equity compensation. Thus, shareholder votes are not currently necessary. However, shareholders would nonetheless not be entitled to vote if the Company chooses to implement an equity compensation plan in the future.

Under Section 303A.09, listed companies must adopt and disclose corporate governance guidelines. Likewise, the Board of Directors should make at least once a year a self-evaluation over the performance of its functions and its committees.

Under Section 303A.00 of the NYSE Listed Company Manual, Provida is permitted to follow Chilean law in lieu of this requirement. The Company follows the rules regarding adoption and disclosure of corporate governance guidelines established by Chilean Law. Chilean law does not require that the Board self-evaluate the performance of its functions.

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

The following chart sets forth Provida’s organizational structure and related numbers of employees for major operating areas as of December 31, 2007:

Total number of employees as of December 31, 2007: 1,601

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the General Counsel, the Auditor, the Control and Strategic Development Manager, the division managers of Human Resources, Planning & Control, Operating and Market Risk, Pension Accounting and Pension Marketing, and the area officers of Marketing and Sales, Investments and Operations. Provida’s executive officers are appointed by the Board of Directors and hold the position at its discretion.

As of December 31, 2007, Provida had 1,601 employees, of which 677 employees were members of the sales force, representing 36% of its total staff. As of December 31, 2006, Provida had 1,622 employees, of which 653 were members of the sales force, representing 40% of its total staff. As of December 31, 2005, Provida had 1,551 employees, of which 550 employees were members of the sales force, representing 35% of its total staff.

Labor relationships

Provida has good relations with its employees and its labor unions and has not experienced any strike or walk out.

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. As of December 31, 2007 its membership represented

40.4% of the Company’s total employees, of which 535 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its member are only administrative employees. As of December 31, 2007 its members represented 32.8% of the Company’s total employees.

In December, 2006 a new collective bargaining agreement was executed. The result was a collective bargaining agreement with Labor Union N° 1 and Labor Union N° 2. These agreements will expire on January 31, 2009 and December 31, 2008, respectively.

E. Share ownership

The shares registered on behalf of directors and executives as of December 31, 2006 are the following:

Name of Shareholder	Position	Number of Shares of Common Stock Owned
Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The Administradora de Fondos de Pensiones Provida S.A. is a publicly traded corporation with an equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and granting to shareholders one voting right to each one of the shares. Since July 1, 1999, Provida is controlled by its principal shareholder BBVA Inversiones Chile S.A., which owned of 51.62% of the shares. The remaining of subscribed and paid shares is distributed between small local and foreign investors, including directors and executives of Provida with an individual participation lower than 1%.

As of December 31, 2007, shares were distributed as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
BBVA Inversiones Chile S.A. (1)	171,023,573	51.62%
The Bank of New York (2)	93,721,230	28.29%
Directors and Executive Officers	115,368	0.03%

(1) Corporation constituted in Chile whose major shareholder is Banco Bilbao Vizcaya Argentaria – Spain.
(2) Depositary Bank of ADS, Banco de Chile acting as a custodian.

B. Related party transactions

Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or in similar terms to those usually prevailing in the market. Directors and executive officers who violate Article 89 are liable for losses resulting from such violation. In addition, the Chilean Corporate Law –Article 44–establishes that any transaction in which a Director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has been informed of this fact and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the Company’s shareholders in the next Shareholders’ meeting. Violations of Article 44 may result in administrative or criminal penalties and public liability to the Company, shareholders or third parties that may have losses as a result of such violation. In certain circumstances, Provida has entered into transactions with related parties or with entities that have relationships with certain of its directors. All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Chilean Corporation Law.

During recent years, Provida has entered into transactions with companies under common control including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., Banco Bilbao Vizcaya Argentaria Chile S.A.

(BBVA Chile S.A.), BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A and AFP Genesis in Ecuador.

BBVA Inversiones Chile S.A. is the main shareholder of Provida. The transactions with this entity in 2007 were related to the licensing from BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and its maintenance services, both corrective and developing, of the new Unified Platform to be used in the Maintenance Center of BBVA Inversiones Chile S.A and lease agreement.

BBVA Corredores de Bolsa S.A. is a subsidiary of BBVA Chile S.A. BBVA Group is the main shareholder of both Provida and BBVA Corredores de Bolsa S.A. The transactions with this entity are financial services rendered to Provida.

BBVA Chile S.A. There is a relationship through the major common shareholder BBVA Group. The transactions with this entity are lease contracts, services of collection, savings withdrawals and pension payments, overdraft lines, loans and bank current accounts.

BBVA Compañía Seguros de Vida S.A. There is a relationship through the major common shareholder BBVA Group. On January 1, 2005, BBVA Compañía de Seguros S. A. was awarded the bidding of the Provida’s life and disability insurance for an indefinite time.

Servicios de Administración Previsional S.A. In March 2002, Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. As per this agreement, Provida loaned to PreviRed.com UF12,852 (approximately ThUS$440), with a monthly interest to be established on the basis of the average of the last 5 days of the corresponding month of the TIP (average interest rate), as informed by the Central Bank for non-index loans with maturity between 30 and 89 days. Such contract expired on December 31, 2003 and was renewed 50% until the end of 2007 and the remaining 50% until the end of 2008. Additionally, PreviRed.com renders services to Provida regarding electronic collection services, password administration, data processing, data transfers and technological services.

Administradora de Fondos de Cesantía Chile S.A. Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed the aggregate debt in the amount of UF 400,000 in accordance with Provida’s equity-method investee (37.8%) equivalent to MCh$2,772 (approximately US$5). This guarantee is required in order that such entity may comply with certain requirements of credit operations refereed to the eventual coverage of guaranty bills and respective promissory notes. The guarantee expires in January 2012. Additionally, Provida receives gains from AFC for rendering technological support and technological advisory services.

BBVA Bancomer Servicios S.A. There is a relationship through the major common shareholder BBVA Group. Starting 2005, this entity began to render services regarding processing of the Company’s and Pension Funds’ data in the Processing Center BBVA Bancomer Services in Mexico.

AFP Genesis in Ecuador. Provida has a 100% equity interest in this company. The transaction with this company relates to the use of the trade mark of Provida.

For fiscal years 2006 and 2007, the details of the related companies’ transactions are disclosed in Note 32 to the audited and consolidated financial statements.

The detail of transactions with related parties for the years ended December 31, 2006 and 2007 is as follows:

Company	Transaction	Amount of transactions			Effect on income (charge) credit
		2005	2006	2007	2005	2006	2007
		(In MCh$ as of December 31, 2007)

BBVA Inversiones Chile S.A.	Software Purchase	4,845	813	1,584	(970)	(1,029)	(1,468)
	Software Maintenance Service (CMA)	406	1,362	1,069	(406)	(1,362)	(1,069)
	Lease	-	-	1	-	-	1

BBVA Corredores de Bolsa S.A.	Financial services	104	128	144	(104)	(128)	(144)

BBVA Chile S.A.	Lease branches, BBVA Tower	1,735	1,777	1,774	1,735	1,777	1,774
	Lessee Overhead	333	329	345	(333)	(329)	(345)
	Lessor Overhead	518	444	323	518	444	323
	Withdrawal saving services	412	179	172	(412)	(179)	(172)
	Lease branches, Huérfanos-Bandera	802	856	847	(802)	(856)	(847)
	Pension payments services	502	615	643	(502)	(615)	(643)
	Collection contract	1,412	1,407	1,269	(1,412)	(1,407)	(1,269)
	Line of credit	16,691	15,327	14,050	(677)	(856)	(736)
	Expenses for current account maintenance	3	4	44	(3)	(4)	(44)

BBVA Compañía de Seguros de Vida S.A.	Paid premiums	37,347	41,710	45,484	(37,347)	(41,710)	(45,484)
	Casualty rate Provision	12,069	19,517	23,062	(12,069)	(19,517)	(23,062)
	Financial Revenues	625	2,322	1,767	625	2,322	1,767
	Premium liquidation payments	14,823	13,952	18,053	-	-	-
	Electronic collection service	184	476	677	(184)	(476)	(677)
Servicio de Administración Previsional S.A.	Loan	285	308	78	11	25	18
	Password administration	44	41	47	(44)	(41)	(47)
	Data Processing	23	23	23	(23)	(23)	(23)
	Archive transfer	8	12	12	(8)	(12)	(12)
	Technological Services	-	-	2	-	-	(2)

Administradora de Fondos de Cesantía Chile S.A.	Technological advisory and services	491	469	351	491	469	351
	Technological support services	133	116	182	133	116	182
	Mercantile current account	304	258	271	-	-	-

BBVA Bancomer Servicios S.A.	Data Processing	772	1,498	1,012	(772)	(1,498)	(1,012)

AFP Génesis de Ecuador	Trade Mark Licensing	-	257	503	-	343	671

During fiscal year 2007, the Board of Directors approved the following transactions with related parties with the recommendation of the Directors Committee; all of them reflect terms and conditions similar to those prevailing in the market:

 Board of Directors on January 25, 2007

•
Contract with BBVA Comercializadora Ltda. to sell Voluntary Pension Savings accounts (APV) through which Provida will pay to such entity a fixed fee of MCh$33 plus VAT on a monthly basis. Under this agreement, BBVA Comercializadora Ltda. will receive a variable fee for:

i) transfer of APV funds of Provida’s affiliates equivalent to 1.1% plus VAT of the fund amount transferred;
ii) transfer of APV funds of affiliates not belonging to Provida equivalent to 1.5% plus VAT of the fund amount transferred;
iii) opening of APV accounts equivalent to 5% plus VAT of the voluntary contribution amount on monthly basis of dependent affiliates for indefinite term. This fee will be only charged in relation with monthly contributions equal or superior than UF2.7. In those cases that affiliates belong to BBVA Group in Chile, the fee will be 2.5% plus VAT of the voluntary contribution amount on monthly basis;
iv) deposits by agreement equivalent to 1.1% plus VAT of the deposit amount of Provida’s affiliates and 1.5% plus VAT of deposit amount of affiliates not belonging to Provida. No fee will be charged regarding deposits by agreement to affiliates that are members of companies belonging to BBVA Group in Chile

•	Capital increase of UF49,659 in the Unemployment Funds Administrator of Chile S.A. (AFC) under which Provida must pay and subscribe 37.8% of such capital increase.

Board of Director’s meeting held on June 19, 2007

•	Sub-lease contract for real state to BBVA Corredora Técnica de Seguros Ltda. of an area of 9 square meters located at 287, Bandera Street, Santiago city, for a monthly amount of UF2.25.

•	Amendment to the pension collection contract signed on May 25, 2001 with Servicios de Administración Previsional S.A. (Previred.com) to increase 8% the collection tariffs through full internet.

•
Amendment to the framework contract for rendering technological services signed on April 7, 2003 with Servicios de Administración Previsional S.A. (Previred.com), incorporating a clause regulating the temporary replacing services of files for the AFPs, carried out by Previred.com permitting communication among the AFPs, as well as, the AFPs  with Sociedad Administradora de Fondos de Cesantía de Chile S.A. and with Previred.com. The monthly fee for Previred.com services are equivalent to UF10.

Board of Director’s meeting held on July 26, 2007

•
Amendment to the Life and Disability Insurance Contract with BBVA Seguros de Vida S.A. in connection with the update of mortality tables according to Note N° 1,459 by the Superintendency of Pension Fund Administrator and the General Rule N°207 by the Superintendency of Securites and Insurance, modifying the maximum rate at 1.70% and the temporary rate at 1.0%, which started to be applied commencing on February 1, 2008.

C. Interests of experts and counsel

None.

Item 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

See “Item 3. Key information – Selected financial data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the ordinary shareholders’ meeting held on April 29, 2005. the Board of Directors announced its intention of paying annual dividends for fiscal year 2005 at levels of 90% of Provida’s net income, a proposal that was ratified in the Ordinary Shareholders’ meeting on April 21, 2006. In such meeting, the Board of Directors announced its intention of paying annual dividends corresponding to fiscal year 2006 for a total amount equivalent to 50% of Provida’s net income, which was ratified in the Ordinary Shareholder’s meeting held on April 27, 2007. Finally, in that meeting the Board of Directors announced its intention of paying annual dividends corresponding to fiscal year 2007 for a total amount equivalent to 50% of Provida’s net income.

Dividends per share of each respective period (in Ch$ as of December 31, 2007)
	2005	2006	2007 (2)
Total dividend	103.69	71.51	68.20
Dividend ratio (1)	90%	50%	50%

(1)	Annual dividends for the corresponding annual net income.
(2)	Dividend to be ratified in the Ordinary Shareholders meeting scheduled for April 30, 2008.

B. Significant changes

None.

Item 9. THE OFFER AND LISTING

A. Offer and listing details

Provida estimates that during 2007, its shares of common stock was traded on approximately 95% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos of common stock listed on the Santiago Stock Exchange and the quarterly high and low trading prices expressed in dollars per ADS on the New York Stock Exchange and the high and low trading prices for the most recent five month period in pesos per share of common stock and in dollar per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set forth below.

	Santiago Stock Exchange		NYSE
	Ch$ per share (1)		US$ per ADS (2)
Period	High	Low	High	Low
2003	1,190.00	1,033.00	28.21	21.62

2004	1,235.00	965.00	29.95	24.30

2005	1,075.00	935.00	30.24	24.05

1st Quarter 2006	1,000.00	935.00	28.99	26.00
2nd Quarter 2006	940.00	850.00	27.49	23.20
3rd Quarter 2006	940.00	856.75	26.25	23.45
4th Quarter 2006	950.00	900.00	26.69	25.22

	Santiago Stock Exchange		NYSE
	Ch$ per share (1)		US$ per ADS (2)
Period	High	Low	High	Low
1st Quarter 2007	940.00	858.68	26.49	23.35
2nd Quarter 2007	1,110.00	925.00	31.70	25.68
3rd Quarter 2007	1,249.00	1,160.00	38.12	31.74
4th Quarter 2007	1,330.00	1,228.00	40.00	36.06

January 2008	1,260.00	1,075.80	37.19	35.40
February 2008	1,200.00	1,122.80	37.20	36.48
March 2008	1,135.00	1,039.90	37.05	35.15
1st Quarter 2008	1,260.00	1,039.90	37.20	35.15
April 2008	1,280.00	1,100.00	42.44	37.20

Source: Santiago Stock Exchange – Official Quotations Bulletin.
(1) Pesos per share reflect the nominal closing price at the trade date.
(2) Each ADS represents 15 shares.

As of May 27, 2008 the closing trading price for Provida’s common stock in the Santiago Stock Exchange was Ch$1,025.00 per share or US$32.38 per ADS, with each ADS representing fifteen shares of the Common Stock, converted at the Observed Exchange Rate of Ch$474.82 = US$1.00 in the same date.

As of May 27, 2008 the closing trading price for the ADS on the New York Stock Exchange was US$31.90 per ADS.

It is not possible for Provida to determine the proportion of ADSs beneficially owned by American persons.

B. Plan of distribution

Not applicable.

C. Markets

General

The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Government’s policy of privatization state-owned companies, implemented during the 1980s, led to an expansion of private share ownership, resulting in an increase in the importance of stock markets in Chile that are regulated by the SVS. Certain elements of Chile’s stock markets, including pension fund investors, are highly regulated with respect to investment and compensation criteria, even though Chile’s stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and information use.

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares with 48 shareholders. As of December 31, 2007, 244 companies had shares listed on the Santiago Stock Exchange that is the most important exchange in Chile, accounting for 85.4% of all equity traded in Chile. Approximately 13.7% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.9% of equity is traded on the Valparaiso Stock Exchange.

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

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2003	85.3	7,544.2	149.62	164.90
December 31, 2004	116.0	7,270.1	182.78	199.52
December 31, 2005	135.9	20,364.1	187.76	218.17
December 31, 2006	175.0	28,701.6	252.36	299.11
December 31, 2007	213.3	50,400.31	287.09	338.96

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.
Source: Santiago Stock Exchange.

Volatility

The IPSA has increased at an annualized real rate of 13.29% (with a standard deviation of 22.43%) for the period between December 31, 2002 and December 31, 2007. During 2006, the IPSA grew by 5.12% in real terms. As the table below shows, swings in market performance are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2003	44.6	46.9
2004	19.3	18.2
2005	(0.9)	5.5
2006	31.0	33.6
2007	5.53	5.12

Source: Santiago Stock Exchange.

Liquidity

As of December 31, 2006 and 2007, the aggregate market value of equity securities listed on the Santiago Stock Exchange reached to US$175 billion and US$213.3 billion, respectively. The ten companies with the largest equity on the Santiago Stock Exchange represented around 70% of the IPSA index market capitalization in both 2006 and 2007. The average monthly trading volumes for the years ended December 31, 2006 and 2007, were MUS$2,392 and MUS$4,200, respectively.

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

During the fiscal year 2007, a total of 347,078,109 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, equivalent to 104.8% of the shares of common stock.

In 2007, in the Chilean stock market a total of MCh$227,626 (approximately MUS$458) was traded, higher in 84% with respect to the figure recorded the prior year, and a total of MUS$289 was traded in New York, higher in 203.6% than in 2006. In total, MCh$371,227 (MUS$747) was traded, equivalent to 377.5% of the Company’s paid-in capital.

The breakdown by each Stock Exchange for the fiscal year 2007 is as follows:

-	A total of 32,877,745 common stock shares of Provida were traded in the Santiago Stock Exchange for a total of MCh$33,531. The average price reached Ch$1,020 per share.

-	A total of 179,196,321 common stock shares of Provida were traded in the Electronic Stock Exchange for a total of MCh$193,955.

-	A total of 131,033 common stock shares of Provida were traded in the Valparaiso Stock Exchange for a total of MCh$140.

-	A total of 8,991,534 ADRs (1 ADR represents 15 shares of common stock) were traded in the New York Stock Exchange for a total of MUS$289.

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

Board of Directors

Provida’s management is vested in its Board of Directors. According to the Company’s by-laws, the Board of Directors comprises seven members, who may be reelected. They hold their positions for two years and after this time new elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings requires majority  of its members, and all resolutions require majority approval of the participants. Additionally:

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

C. Material contracts

In 2006 and 2007, Provida has not entered into any material contracts other than contracts entered into, in the ordinary course of business.

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

E. Taxation

Chilean tax considerations

Taxation of dividends. In accordance with D.L. 824, 1974 on tax income and updates, foreign investors domiciled and resident abroad are affected by an additional tax with a rate of 35% calculated on the net dividend, which is withheld and paid by the disbursement officer on behalf of the investor (the "Withholding Tax"). This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society in respect to gains obtained during the previous fiscal year the “First Category Tax”, constitute a credit in favor of the investor.

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

Gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a capital gains tax which is the First Category Tax (currently imposed at a rate of 17%) and the Withholding Tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of common stock to a related person, as defined in the Chilean tax law. In certain other cases, gains on the disposition of shares will be subject only to the capital gains tax.

The tax basis of shares received in exchange for ADSs is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement values shares that are being exchanged at the highest price at which they were traded on the Santiago Stock Exchange on the date of the exchange. Consequently, the conversion of ADSs into shares and the immediate sale of such shares for the value established under the Deposit Agreement does not generate a gain subject to taxation in Chile.

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

U.S. Federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to a U.S. Holder that holds shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

-     Certain financial institutions
-     Insurance companies
-     Dealers or traders in securities or foreign currencies
-     Persons holding shares or ADSs as part of a hedge, “straddle”, conversion transaction or integrated transaction
-     Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar
-     Partnerships or other entities classified as partnerships for U.S. federal income tax purposes
-     Persons liable for the alternative minimum tax
-     Tax-exempt organizations
-     Persons holding shares or ADS that own or are deemed to own ten percent or more of our voting stock
-     Persons who acquired our ADS or shares pursuant to the exercise of any employee stock option or otherwise as compensation

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations of the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal tax purposes:

-     a citizen or resident of the United States;
-     a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
-     an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are pre-released or intermediaries in the chain of ownership between United States holders and the issuer of the security underlying the American depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of American depositary receipts.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange over which our ADSs are traded.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.  The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or in the case of ADSs, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares (after reduction for the credit for First Category Tax) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ordinary shares or ADS disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from ordinary shares or ADSs (except for ADSs that are disposed of outside of Chile) may not be creditable against a U.S. Holder’s federal income tax liability. See “Chilean tax considerations – Capital gains”. U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year if: (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”).  For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  Passive income generally includes dividends, interest, rents, royalties and capital gains.

We do not believe that we should be treated as a “PFIC” for U.S. federal income tax purposes for our 2007 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that we will not be considered a PFIC for any taxable year.  You should consult your own tax advisor to determine whether we were a PFIC for our 2007 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, such holder would be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  Unless a U.S. Holder has made the mark-to-market election described below, upon a disposition of shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a U.S. Holder would be allocated ratably over the holder’s holding period for the shares or ADSs.  The amounts allocated to the taxable year of the disposition and to years before the company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge will be imposed on the amount allocated to such taxable years.  Further, any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, would be subject to taxation as described above.  A U.S. Holder would also be subject to these adverse U.S. federal income tax rules on indirect or constructive distributions on, or dispositions of, shares of any subsidiary of the Company that is a PFIC.  If the Company were a PFIC for any year during which a U.S. Holder holds shares or ADSs, it would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds shares or ADSs.

Alternatively, if the shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  A mark-to-market election is not available, however, with respect to subsidiary PFICs.  The shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares or ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, on which our ADSs are listed, is a qualified exchange for U.S. federal income tax purposes.

Consequently if the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to a U.S. Holder if the company is or becomes a PFIC.

If a U.S. Holder makes the mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of the shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If a U.S. Holder makes the election, such holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of such shares or ADSs will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

A timely election to treat the Company as a qualified electing fund under Section 1295 of the Code would result in an alternative treatment. U.S. Holders should be aware, however, that the Company does not intend to satisfy record keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

If a U.S. Holder owns shares or ADSs during any year in which the Company is a PFIC, such holder generally must file an Internal Revenue Service Form 8621 with respect to the Company.

In addition, if the Company were a PFIC for a taxable year in which it pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against U. S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADS OR SHARES.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with this statutory requirement, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference room maintained by the SEC at 100 F street, N.E., Washington D.C. 20549. You may obtain information on the operations of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC’s internet side at http://www.sec.gov.com and can also be inspected and copies at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

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

The following discussion about the management’s risk includes forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the sensitivity analysis .See Item 5. Operating and financial review and prospects- A. Operating results - Critical accounting policies. In addition to the inherent risks related to the operations of its business, Provida faces material risk exposure in connection with market value of its life and disability long term obligation.

Foreign currency exchange rate risk

As a product of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks associated with the subsidiaries of that company. Provida has invested about MUS$72 in foreign related companies, contributing 10% to Provida’s net income at December 31, 2007

The devaluation of domestic currencies against the US dollar and the evolution of the latter with respect to the Chilean currency could adversely affect the equity participation income recognized by Provida and therefore their respective return.

Interest rate risk

As a product of working capital needs, the Company can be exposed to a minor interest rate risk originated by lines of credit financing. Regarding current leasing obligations, there is no interest rate risk given that the interest rates are pre-defined (fixed) in the respective contracts.

Mandatory investments

Provida’s main investment is the mandatory investments constituted by law and equivalent to one percent (1%) of the Pension Funds under management. Provida should maintain this one percent invested in shares of each kind of them. It represents almost the 60% of total assets, and given the volatility evidenced by local and foreign markets, where the pension funds are invested, gains on mandatory investments have represented certain risk for the stability of the Company’s results.

Life and disability benefits

Life and Disability Insurance is a long term obligation, since the committed benefit for disabled affiliates is rendered three years after the initial disability determination with the final disability determination. See Item 4. Information on Provida – B. Business overview - Primary expenses.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interests or any other material default not cured within 30 days relating to indebtedness of Provida or any of its subsidiaries.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, Provida, under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon the evaluation, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective in ensuring that information relating to Provida, including its consolidated subsidiaries, required to be disclosed in the reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The management of Provida is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. Provida’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Chile, including the reconciliation to U.S. GAAP and includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Provida’s management concluded that, as of December 31, 2007, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
     Administradora de Fondos de Pensiones Provida S.A.

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exist, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 and 2007 of the Company and our report dated May 15, 2008, expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating that (1) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements of the Company and (2) that a convenience translation of constant Chilean peso amounts to U.S. dollars was presented.

Santiago, Chile
May 15, 2008

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During 2007, Mr. Gustavo Alcalde Lemarie, a member of the Directors Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, as determined by the Board of Directors of Provida in that he had an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the consolidated financial statements, an understanding of internal controls over financial reporting and an understanding of audit committee functions. All three members of the Directors Committee have experience overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors with respect to the preparation, auditing and evaluation of the consolidated financial statements.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2006	2007
	MCh$
Audit Services
– Statutory audit	258.0	394.7
– Audit-related regulatory reporting
Tax Fees
– Compliance Services
– Advisory Services
All Other Services
Total	258.0	394.7

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

None

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2007, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

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

Dated: May 27, 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page
Report of independent registered public accounting firm	F-2
Audited consolidated financial statements:
Consolidated balance sheets at December 31, 2006 and 2007	F-3
Consolidated statements of income for each of the three years in the period
ended December 31, 2007	F-5
Consolidated statements of cash flows for each of the three years in the period
ended December 31, 2007	F-6
Notes to the consolidated financial statements	F-8

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
MUS$	-	Millions of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the accompanying consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (“ the Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income and cash flows for  each of three years in the period ended December 31, 2007, all expressed in millions of constant Chilean pesos. These consolidated financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2006 and 2007, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 2.p.. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2008 expressed an unqualified opinion on the Company’s internal control over financial.

Santiago, Chile

May 15, 2008

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)
	As of December 31,
	2006	2007	2007
			(Note 2.p)
	MCh$	MCh$	ThUS$
Assets
Current Assets
Cash	3,018	2,759	5,553
Time deposits (Note 4)	440	449	904
Marketable securities (Note 5)	113	117	235
Receivables from Pension Fund	1,345	1,275	2,566
Receivables from Insurance Companies (Note 8)	2,671	281	566
Receivables from the State (Note 8)	925	1,792	3,606
Receivables and notes due from related companies (Note 9)	4,649	4,654	9,366
Fees receivable (Note 7)	2,404	388	781
Miscellaneous Receivables, net (Note 10)	1,309	1,606	3,232
Accounts receivable	616	29	58
Inventories	60	65	131
Prepaid expenses (Note 11)	249	130	262
Deferred Income Taxes (Note 22)	255	404	813
Total Current Assets	18,054	13,949	28,073
Mandatory Investment
Mandatory Investment – Fund type A	24,806	35,340	71,122
Mandatory Investment – Fund type B	34,602	36,335	73,125
Mandatory Investment – Fund type C	75,006	75,209	151,359
Mandatory Investment – Fund type D	18,264	18,933	38,103
Mandatory Investment – Fund type E	2,462	2,279	4,587
Total Mandatory Investment (Note 6)	155,140	168,096	338,296
Property, Plant and Equipment, net
Land	5,526	5,526	11,121
Buildings and Infrastructure	20,054	19,930	40,109
Equipment, furniture and fixtures	2,336	2,264	4,556
Other Fixed Assets	9,054	8,898	17,907
(Less) Accumulated Depreciation	(9,378)	(9,863)	(19,849)
Total Property, Plant and Equipment, net (Note 12)	27,592	26,755	53,844
Other Assets
Investment in related companies (Note 13)	15,604	14,555	29,292
Goodwill, net of accumulated amortization of MCh$69,344 and MCh$74,682 at December 31, 2006 and 2007, respectively (Note 13)	70,876	59,569	119,884
Receivable and notes due from related companies (Note 9)	514	212	427
Other Assets (Note 14)	2,365	2,743	5,520
Intangibles	5,558	6,760	13,605
Amortization of intangibles, excluding goodwill	(1,998)	(3,465)	(6,973)
Total Other Assets	92,919	80,374	161,755
Total Assets	293,705	289,174	581,968

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)
	As of December 31,
	2006	2007	2007
			(Note 2.p)
	MCh$	MCh$	ThUS$
Liabilities and Shareholders’ Equity
Current Liabilities
Obligations with banks and financial institutions (Note 15)	26,362	1,559	3,138
Dividends payable	200	161	324
Accounts payable	1,903	1,833	3,691
Notes and accounts due to related companies (Note 9 and 16)	1,678	1,916	3,856
Accounts payable to National Health Fund (Note 17)	465	474	954
Pensions payable	1,769	2,672	5,377
Collections to be cleared (Note 8)	451	431	867
Accounts payable to insurance companies (Note 8)	27	-	-
Accrued expenses (Note 19)	27,106	29,676	59,723
Withholdings (Note 18)	990	1,088	2,190
Withholdings from pensioners (Note 17)	1,920	2,150	4,327
Income tax (Note 22)	203	35	70
Other current liabilities (Note 20)	569	404	813
Total Current Liabilities	63,643	42,399	85,330
Long-Term Liabilities
Long-term deferred taxes (Note 22)	7,456	8,267	16,637
Other long-term liabilities (Note 21 and 23)	1,262	1,209	2,433
Total Long-Term Liabilities	8,718	9,476	19,070
Commitments and Contingencies (Note 34)
Shareholders’ Equity
Paid-in Capital	98,322	98,322	197,875
Additional Paid-in Capital	141	141	284
Other reserves	(8,574)	(13,438)	(27,044)
Retained earnings	131,455	152,274	306,453
Total Shareholders’ Equity (Note 24)	221,344	237,299	477,568
Total Liabilities and Shareholders’ Equity	293,705	289,174	581,968

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)
	For the years ended December 31,
	2005	2006	2007	2007
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Operating Revenues:
Fee income (Note 7 and 35)	135,489	146,155	159,170	320,332
Gain on mandatory investments (Note 6)	10,697	24,243	19,752	39,751
Other operating revenues (Note 25)	6,912	8,028	7,910	15,919
Total Operating Revenues	153,098	178,426	186,832	376,002
Operating Expenses:
Administrative personnel payroll expenses	(19,442)	(19,838)	(20,854)	(41,969)
Sales personnel payroll expenses (Note 35)	(8,675)	(8,944)	(10,423)	(20,976)
Directors’ fees (Note 27)	(77)	(136)	(135)	(272)
Selling and marketing expenses	(895)	(1,103)	(949)	(1,910)
Data processing expenses	(2,500)	(4,094)	(3,487)	(7,018)
Administrative expenses	(14,280)	(15,446)	(15,734)	(31,665)
Depreciation (Note 12)	(2,125)	(1,761)	(1,657)	(3,335)
Amortization	(970)	(1,029)	(1,468)	(2,954)
Life and disability insurance premium expenses (Note 8 and 35)	(51,935)	(62,022)	(68,614)	(138,087)
Other operating expenses (Note 29)	(2,136)	(1,965)	(1,985)	(3,995)
Total Operating Expenses	(103,035)	(116,338)	(125,306)	(252,181)
Net Operating Income	50,063	62,088	61,526	123,821
Non-Operating Income (Expenses):
Gain on financial investments	43	27	34	68
Equity participation income of related companies (Note 13)	5,917	4,678	3,500	7,044
Amortization of goodwill (Note 13)	(5,499)	(5,640)	(5,338)	(10,743)
Other non-operating income (Note 26)	2,081	1,968	4,191	8,434
Interest expenses (Note 28)	(1,681)	(2,087)	(2,057)	(4,140)
Other non-operating expenses (Note 29)	(1,776)	(1,252)	(1,887)	(3,794)
Price-level restatement, net (Note 30)	(2,101)	(1,308)	(7,257)	(14,605)
Foreign exchange gain (loss)	669	(500)	837	1,684
Net Non-Operating Income (Expenses)	(2,347)	(4,114)	(7,977)	(16,052)
Income before income taxes	47,716	57,974	53,549	107,765
Income Taxes (Note 22)	(9,542)	(10,592)	(8,359)	(16,823)
Net Income	38,174	47,382	45,190	90,946

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes)
	For the years ended December 31,
	2005	2006	2007	2007
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Cash Flow from Operating Activities:
Fee income – received	147,010	146,127	161,157	324,331
Proceeds on investments - received	23	19	35	70
Other operating revenues	15,988	11,810	12,834	25,829
Total operating revenues	163,021	157,956	174,026	350,230
Payroll expenditures	(31,739)	(28,283)	(31,338)	(63,068)
Selling and marketing - expenditures	(139)	(1,240)	(509)	(1,024)
Data processing expenditures	(74)	(4,377)	(1,952)	(3,928)
Administrative expenditures	(17,297)	(13,450)	(17,727)	(35,676)
Life and disability insurance expenditures	(58,530)	(58,589)	(65,363)	(131,544)
Other operating expenses	(2,550)	(7,771)	(15,842)	(31,882)
Total operating expenses	(110,329)	(113,710)	(132,731)	(267,122)
Net cash provided by operating activities	52,692	44,246	41,295	83,108
Cash Flow from Financing Activities:
Dividends paid	(18,946)	(31,701)	(22,583)	(45,449)
Bank borrowings	165,502	206,313	475,942	957,842
Repayment of bank borrowings	(184,333)	(207,609)	(496,174)	(998,559)
Repayment of accounts due to related companies	(21,323)	(5,546)	(10,955)	(22,047)
Other financing	4,430	5,605	11,328	22,798
Other	5,594	(1,850)	-	-
Net cash (used in) financing activities	(49,076)	(34,788)	(42,442)	(85,415)
Cash Flow from Investing Activities:
Sale of marketable securities	8	12	152	306
Sale of mandatory investments	3,353	3,727	4,414	8,883
Collection of other accounts receivable from related companies	345	-	78	157
Other proceeds from investments	2,474	1,886	8,227	16,557
Additions to premises and equipment	(886)	(1,101)	(818)	(1,646)
Purchase of marketable securities	(299)	-	(778)	(1,566)
Purchase of mandatory investments	(6,458)	(7,979)	(8,453)	(17,012)
Investments in related companies	(1,936)	(699)	(443)	(892)
Loans to related companies	(5)	-	-	-
Other	(1)	(5,913)	(1,143)	(2,300)
Net cash provided by (used in) investing activities	(3,405)	(10,067)	1,236	2,487
Total net positive cash flow for the period	211	(609)	89	180
Effect of inflation on cash and cash equivalents	96	(88)	(339)	(682)
Increase (decrease) in cash and cash equivalents	307	(697)	(250)	(502)
Cash and cash equivalents at beginning of period	3,935	4,155	3,458	6,957
Cash and Cash Equivalents at end of period	4,242	3,458	3,208	6,455
Supplemental cash flow information:
Cash paid during the year for:
Interest	1,417	1,707	1,589	3,198
Taxes	431	336	313	630

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)
	For the years ended December 31,
	2005	2006	2007	2007
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year	38,174	47,382	45,190	90,946
Deduct debits (credits) to income which do not represent cash flows	3,185	(7,072)	(4,154)	(8,360)
Depreciation and amortization for the period	7,624	8,429	8,463	17,032
Gain on mandatory investments	(10,697)	(24,243)	(19,752)	(39,751)
Accrued fee income	11,522	28	1,987	3,999
Life and disability insurance expenses	(14,200)	3,434	3,251	6,543
Equity participation income of related companies	(5,917)	(4,678)	(3,500)	(7,044)
Price-level restatement, net	2,101	1,308	7,257	14,605
Foreign exchange gain (loss)	(669)	500	(837)	(1,684)
Other operating funds	13,421	8,150	(1,023)	(2,060)
Decrease (increase) in Current Assets	9,866	2,955	316	636
Accounts receivable from pension funds, insurance companies and State	(2,814)	2,650	3,608	7,261
Inventories	(12)	15	(9)	(18)
Other current assets	12,692	290	(3,283)	(6,607)
Increase (decrease) in Current Liabilities	1,467	981	(57)	(114)
Notes payable, accounts payable and miscellaneous creditors	1,592	1,557	3,515	7,074
Collections to be cleared, accrued reimbursement collections by employers and participants for payments in excess	(900)	399	(20)	(40)
Accounts payable to National Health Fund, Pension	(103)	(226)	(18)	(36)
Income tax	528	(40)	(91)	(183)
Pensions payable	(431)	1,059	903	1,817
Other accounts payable related to non operating results	781	(1,768)	(4,346)	(8,746)
Net Cash provided by Operating Activities	52,692	44,246	41,295	83,108

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1.	THE COMPANY

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

b. Basis of Consolidation – The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. and the following subsidiaries:

Subsidiary	2005%	2006%	2007%
Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994

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

•
All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2007 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2007. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index
2005	121.53	3.6%
2006	124.11	2.1%
2007	133.34	7.4%
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Assets and liabilities denominated in foreign currency and UF (an inflation index-linked unit of account) and the investments in foreign related companies, have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
	2005	2006	2007
Currency	(In constant of Ch$)
United States Dollar	512.50	532.39	496.89
UF (Unidad de Fomento)	17,974.81	18,336.38	19,622.66

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

The balances of goodwill, determined as explained above, were generated prior to the issue of Official Circular No.1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

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

o. Derivative Activities – The Company has maintained forward contracts to cover its exposure to foreign exchange fluctuation financing risks. These derivative instruments were stated at market value in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

p. Convenience translation to US dollars – Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2007 of Ch$496.89 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into US dollars at such a rate or at any other rate.

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

During 2006 and 2007, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

NOTE 4.	TIME DEPOSITS

Investments in time deposits have been made with Banco de Crédito in the year 2006 and Banco Rabobank in the year 2007. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2006	2007
	MCh$	MCh$
Time deposits	402	421
Overnight deposits (US$ checking account) Brown Brothers Harriman	38	28
Total	440	449

The time deposits have original maturity dates of less than 90 days.

NOTE 5.	MARKETABLE SECURITIES

	As of December 31,
	2006	2007
	MCh$	MCh$
Marketable securities:
Bonds issued by Chilean Government agencies	83	85
Commercial paper	30	32
Total	113	117

NOTE 6.	MANDATORY INVESTMENT

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Mandatory Reserve investment in pension funds amounted to MCh$155,140 and MCh$168,096 as of December 31, 2006 and 2007 respectively, as per the following detail:

	As of December 31,
	2006	2007
	MCh$	MCh$
Pension Funds - Type A	24,806	35,340
Pension Funds - Type B	34,602	36,335
Pension Funds - Type C	75,006	75,209
Pension Funds - Type D	18,264	18,933
Pension Funds - Type E	2,462	2,279
Total	155,140	168,096

The Mandatory Reserve investment in pension funds generated an income of MCh$10,697, MCh$24,243 and MCh$19,752 during the years ended December 31, 2005, 2006 and 2007, respectively, from recognizing the variation in the value of the its shares in the Pension Fund for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain on mandatory investments." The returns of the pension funds administered by Provida annually for the last three years are as follows:

	As of December 31,
	2005	2006	2007
	%	%	%
Pension Funds - Type A	11.20	22.33	11.23
Pension Funds - Type B	6.74	18.79	7.16
Pension Funds - Type C	4.28	15.66	4.55
Pension Funds - Type D	2.59	10.99	3.34
Pension Funds - Type E	1.19	6.85	1.27

NOTE 7.	FEE INCOME

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

From April 1999 to May 2006, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. Since then the fixed fee was eliminated. From December 2000 to May 2006 the variable fee was 2.25% of the participants’ salary and from that date until December 2007 the variable fee was 2.39%. Starting January 2008, the variable fee rose to 2.59%.  Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.54% of salary for the years ended December 31, 2005, 2006 and 2007. All funds have the same fees.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2006 and 2007, fee income was as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Fixed fees	8,248	3,235	387
Variable fees	126,171	141,786	157,220
Other Fees	1,070	1,134	1,563
Total	135,489	146,155	159,170

As of December 31, 2006 and 2007, the accrued fee income was MCh$2,404 and MCh$388 respectively, which are included in “Fees receivable”.

NOTE 8.	DISABILITY AND SURVIVAL PENSION SYSTEM

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

During the first quarter of each year, Provida and the insurer compare the accumulated payments paid by Provida in the prior fiscal year under the temporary rate and pre-settlements to the sum of (i) the effective amounts  paid by the insurer to affiliates or his or her beneficiaries and (ii) the amount estimated by the insurer that it will be required to pay disabled affiliates once final determinations of disabled status are made by the medical commission (the sum of (i) and (ii) is referred to herein as the total cost of casualties”). Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable remuneration of contributors.

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

The previous insurance policy related to life and disability ran from August 1, 2003 to December 31, 2004 with BBVA Seguros de Vida S.A. Premiums has a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount of 0.85%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The final settlement of this contract will occur on December 31, 2008, but is extendable for up to 2 years by common agreement, with annual true-ups on March 31 of each year beginning in 2005.

The insurance policy in force from August 1, 2001 to July 31, 2003, was with ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.). Premiums have a maximum rate of 0.95% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the participants’ taxable remuneration; if the casualty rate is equal to or less than 0.80%, Provida will also have the right to an additional participation in 90% of the surplus for the amount that is below 0.80%. Additionally, the contract established a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract will occur in January 31, 2008, but is extendable for up to 2 years by common agreement, with pre-settlements on March 31 of each year (begun in 2003).

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A. Premiums had a maximum rate of 0.95% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate was equal to or lower than 0.95% and greater than 0.85% of the participants’ taxable remuneration; if the casualty rate was equal to or less than 0.85%, Provida had the right to an additional participation in 90% of the surplus for the amount that was below 0.85%. Additionally, the contract established a monthly fixed premium of UF 3,920 for the contract coverage period. The originally-contracted final settlements of the contract was established on January 31, 2006, and were extended for 1 year by common agreement. Preliminary settlements took place on March 31 of each year that began in 2001 The final settlements of this contract took place on March 31, 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2005, 2006 and 2007, reached MCh$51,935, MCh$62,022 and MCh$68,614 respectively, and are recorded as “Life and disability insurance premium expenses”.

“Other Operating Revenues” includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$1,265, MCh$2,720, MCh$1,768 in 2005, 2006 and 2007, respectively, for contract settlements from previous years, as shown below:

	2005	2006	2007
Items	MCh$	MCh$	MCh$
Annual expenses for Disability and Survival insurance premiums	38,495	42,301	45,536
Unfavorable adjustments for casualty rate	13,440	19,721	23,078
Net expenses for the year	51,935	62,022	68,614
Interest income (Note 25)	(1,265)	(2,720)	(1,768)
Total expenses for the year	50,670	59,302	66,846

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 34c).

Since January 1st 2004 in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model is less than that cost calculated and registered by the insurance company, by law, this last amount will be accrued. On the contrary, if the casualty rate calculated by the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model. Because of the low rates prevailing in the market, specially those used by law to constitute reserves for casualties, and given that the next three-year forward rates used by Provida in its casualty model are higher, the provisions resulted from the model are lower than the amounts registered by the insurer. Therefore, by law, the insurer’s amounts were used as the basis to record provisions, for the years ended December 31, 2006 and 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Liabilities arising from additional contributions:

d.1) Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$451 and MCh$431 as of December 31, 2006 and 2007 respectively. These liabilities are recorded under the caption “Collection to be cleared” in the Consolidated Balance Sheets and consist of the following:

	As of December 31,
	2006	2007
	MCh$	MCh$
1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, or deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summary.	50	47
2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent participants paid for which the support sheet has not been received	401	384
Total	451	431

The balance of pending contributions will be settled by the internal process of clearance or by transferring them to other pension fund administrators, commencing on January 1, 1988, these contributions are paid directly into the Pension Fund.

d.2) Comparative analysis of pending additional contributions:

	As of December 31,
	2006	2007
	MCh$	MCh$
Pending additional contributions
Beginning balance	51	47
Leftovers for the year	2	43
Cleared leftover items:
• For Provida	(2)	(43)
• Sent to other Administrators	(1)	-
Total	50	47

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with ING Seguros de Vida S.A. The balance corresponds to the difference between the final adjustment of the monthly premium and advances paid, which were MCh$27 and MCh$0 as of December 31, 2006 and 2007, respectively. These amounts are due on the 20th of the following month.

	As of December 31,
	2006	2007
	MCh$	MCh$
ING Seguros de Vida S.A.	27	-
Total	27	-

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

f. 1) Receivable from Insurance Companies
	As of December 31,
	2006	2007
	MCh$	MCh$
Life Insurance Companies (*):
Balance at end of previous year	6,121	2,488
Receivables from insurance companies	57,998	16,918
Insurance companies’ reimbursements	(61,448)	(19,124)
Total	2,671	281

(*)
Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Security Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A., Interamericana Seguros de Vida S.A., Vida Corp Compañía de Seguros S.A. and Interrenta.

f. 2) Receivable from the State

	As of December 31,
	2006	2007
	MCh$	MCh$
• Balance at end of previous year	24	861
• Pensions financed with State guarantee according to Art. 73 of D.L. 3,500	28,277	14,071
• Payments financed by the Administrator	2,947	2,780
• Reimbursement of state guarantee	(27,308)	(14,839)
• Reimbursement of payments financed by the Administrator	(3,015)	(1,081)
Total	925	1,792

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.   Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$19,333 and MCh$21,909 net of interest income of MCh$1,216 and MCh$1,125 at December 31, 2006 and 2007, respectively:

The detail of the short term provision is as follows:

		Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision (MCh$)
Insurance Company	Period covered by the contract (MMAA-MMAA)	Date	Amount (MCh$)	to the reported date	At 12.31.2007	Provision recorded at the date of the	Gross provision at the current
						Information provided by the Insurance Company (**)	year-end (not including financial revenues effects)
ING Seguros de Vida S.A.(*)	08-2001 to 07-2003	12/31/2007	103,626	86,395	86,395	-	-
BBVA Seguros de Vida S.A(**).	08-2003 to 12-2004	12/31/2007	75,853	73,259	73,259	2,595	2,595
BBVA Seguros de Vida S.A.(**)	01-2005 to indefinite	12/31/2007	174,755	154,317	154,317	20,439	20,439
						23,034	23,034

(*)
The casualty rate of the policy subscribed with ING Seguros de Vida for the August 2001 / July 2003 period exceeded the maximum rate of 0.95%. Consequently the excess of costs for MCh$17,231 was assumed by such company.

(**)	Includes provisioned premiums for a total amount of MCh$2,146 discounted from the balance payable to insurers according to the respective contracts.

g.1) Details according to life and disability insurance contracts:

Contract	Insurance Company	Covering period	Sub-period covered by the contract
1	ING Seguros de Vida S.A.	August 1, 2001 to July 31, 2003	N/A
2	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
3	BBVA Seguros de Vida S.A.	January 1, 2005 to indefinite date	N/A

N/A: Not applicable

g.2) Detail of the disability insurance costs

Costs for casualties incurred by the insurance companies
	2006						2007
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	12,469	1,788	1977	34,154	-	-	1,024	204	508	8,758	4	5
2	29,451	4,461	162	1,868	1	-	19,341	2,837	1,108	18,567	17	7
3	18,092	4,399	40	1,305	-	-	38,958	7,714	262	3,242	1	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.3) Detail of the life insurance costs

Costs for casualties incurred by the insurance companies
	2006						2007
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	-	-	26	122	-	-	-	-	23	123	-	-
2	-	-	122	1,058	-	-	-	-	28	126	-	-
3	-	-	1,706	19,325	-	-	-	-	1,693	20,408	-	-

g.4) Detail of financial revenues of life and disability insurance contracts

Contract N°	Financial revenues for 2006 period MCh$	Financial revenues for 2007 period MCh$
1	295	-
2	1,256	643
3	1,251	1,124

g.5) Details of life and disability insurance adjustments

At December 31, 2006
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Jan. 31, 2006	1	(23)	156	93,537	102,881	64,545	2,261
Dec. 31, 2006 (*)	2	(271)	-	33,487	73,042	49,720	2,167
Dec. 31, 2006(*)	3	(20,231)	-	29,619	108,596	79,990	1,452

At December 31, 2007
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Jan. 31, 2007	1	(18)	-	102,622	103,626	64,592	2,261
Dec. 31, 2007 (*)	2	(2,595)	68	26,201	75,853	49,997	2,878
Dec. 31, 2007 (*)	3	(20,439)	-	63,068	174,755	125,811	2,741

(*) Contracts with BBVA Seguros de Vida have pre-settlements on December 31 of each year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9.    BALANCES WITH RELATED COMPANIES

a) Receivables and notes from related companies were as follows:

	Short-term		Long-term
	2006	2007	2006	2007
	MCh$	MCh$	MCh$	MCh$
Servicios de Adm. Previsional S.A.	-	-	308	78
BBVA Pensiones Chile S.A.	52	29	-	-
BBVA Seguros de Vida S.A. (*)	4,165	4,260	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”) (**)	303	297	206	134
BBVA Chile S.A.	129	67	-	-
BBVA Comercializadora Ltda.	-	1	-	-
Total	4,649	4,654	514	212

(*) Includes MCh$4,157 and MCh$4,248 at the close of 2006 and 2007 respectively, from receivables accounts from the insurance company BBVA Seguros de Vida.

(**) Includes contracts in US$ for technical advisory services for a total of US$360,000 with Administradora de Fondos de Cesantía Chile S.A. at the local exchange rate.

b) Payables and notes due related companies were as follows:

	Short-term		Long-term
	2006	2007	2006	2007
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.(*)	1,110	1,315	-	-
BBVA Chile S.A. (Collection Contract)	466	304	-	-
Servicios de Adm. Previsional S.A. (Collection Contract)	98	64	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”)	4	-	-	-
BBVA Pensiones Chile S.A.	-	233	-	-
Total	1,678	1,916	-	-

(*)The accounts payable due to BBVA Seguros de Vida S.A. corresponds to premium of the life and disability insurance.

NOTE 10.    MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consist of the following:
	As of December 31,
	2006	2007
	MCh$	MCh$
Advances to employees	148	142
Medical leave advances	137	85
Advances to suppliers	37	135
Other operational	45	42
Other AFP Génesis	299	260
Others	643	942
Total	1,309	1,606

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11.    PREPAID EXPENSES

Prepaid expenses consist of the following:
	As of December 31,
	2006	2007
	MCh$	MCh$
Insurance	20	25
Advertising	46	16
Advisory services	100	41
Prepaid expenses	29	28
Other	54	20
Total	249	130

NOTE 12.    PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, fixed assets are presented at cost plus price level restatement. Depreciation expense of MCh$2,125 in 2005, MCh$1,761 in 2006 and MCh$1,657 in 2007 were charged against income.

Property, plant and equipment consist of the following:
	As of December 31,
	2006	2007
	MCh$	MCh$
Land	5,526	5,526
Buildings and Infrastructure	20,054	19,930
Equipment furniture and fixtures	2,336	2,264
Other fixed assets (1)	9,054	8,898
Accumulated depreciation	(9,378)	(9,863)
Property plant and equipment net	27,592	26,755

(1) The item “Other fixed assets” includes capital leases and leasehold improvements. Capital leased assets acquired through financial leasing are recorded as per Note 2 g). Their future minimum payments are as follows:

		Maturity MCh$
	Interest rate annual	2008	2009	2010	2011	2012 and thereafter
Rancagua office	8.70%	9	9	9	9	23
Huérfanos office	8.97%	46	46	46	46	345
Total		55	55	55	55	368

Depreciation is included in operating expenses and has been calculated on a straight-line basis over the useful lives detailed below:

Years
Buildings and infrastructure	40 – 100
Equipment, furnitures and fixtures	5 – 10
Other fixed assets	5 - 10

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13.    INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:

	As of and for the years ended December 31,
	Participation			Carrying value		Equity in gain (loss)
	2005	2006	2007	2006	2007	2005	2006	2007
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Soc. Adm. de Fondos de Cesantía de Chile S.A.	37.80	37.80	37.80	961	1,051	(881)	(726)	(353)
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	233	251	50	60	59
Servicios de Adm. Previsional S.A. (Chile) (2)	37.87	37.87	37.87	481	866	(224)	61	385
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	9,706	8,147	5,003	3,692	1,903
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	3,400	4,240	2,080	1,349	1,286
BBVA Crecer AFP (The Dominican Republic) (3) (4)	35.00	35.00	-	823	-	(111)	242	220
Total				15,604	14,555	5,917	4,678	3,500

(1)	These investments are measured in US$.

(2)
On January 25, 2007, the Board of Directors approved a capital increase of UF 49,659. in Sociedad Administradora de Fondos de Cesantía de Chile S.A. (AFC). Of such capital increase, Provida subscribed and paid 37.8%.

(3)
On March 2, 2007, the Company through its subsidiary Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A to the one of the companies of the Vicini Group. The sale price was US$3,500,000. The result of this operation generated a net gain of US$743,146.29 equivalent to MCh$369, which is included in other non-operating income.

(4)
On December 12, 2007, Provida Internacional sold its remaining 25.00% of its equity interest in BBVA Crecer AFP S.A. to the Bank of Nova Scotia of Canada. The sale price was US$11,563,243.62. The result of this operation generated a net gain of US$3,443,193.62 equivalent to MCh$1,711, which is included in other non-operating income. As a result of this transaction, Provida Internacional has no longer ownership participation in such company.

b. Goodwill, net:

The amounts of these accounts were MCh$70,876 in 2006 and MCh$59,569 in 2007 corresponding to the excess of the cost over equity proportional value (VPP) (net of accumulated amortization) as per the following:

	As of December 31,
	2006	2007
	MCh$	MCh$
AFP Protección (Chile) (1)	48,972	44,916
AFP Unión (Chile) (1)	7,026	6,410
AFP El Libertador (Chile) (1)	764	674
Afore Bancomer (Mexico)	8,885	7,164
BBVA Crecer AFP (the Dominican Republic) (2)	4,719	-
AFP Génesis (Ecuador)	283	230
AFP Horizonte (Perú)	227	175
Total	70,876	59,569

(1)  Absorbed by Provida S.A.
(2)  Company sold in 2007.

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Both the amortization period and the method used are assessed at least once a year. Amortization expense was MCh$5,499, MCh$5,639 and MCh$5,338 for the years 2005, 2006 and 2007, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14.    OTHER ASSETS
	As of December 31,
	2006	2007
	MCh$	MCh$
Security deposits	120	120
Remodeling of leased customer service centers	140	113
Employee loans and advances	18	10
Reimbursable financing of contracts with service companies	1	1
Deferred employee bonuses under union contract	-	3
Other deferred expenditures AFP Genesis	34	17
Mandatory investments of AFP Genesis Ecuador	2,052	2,479
Total	2,365	2,743

NOTE 15.    OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$26,362 and MCh$1,559 as of December 31, 2006 and December 31, 2007 as per the following:

	2006	2007
	MCh$	MCh$
Banco BBVA Chile	15,327	1,148
Banco de Chile	10,964	374
Banco Santander Santiago	44	21
Banco del Estado de Chile	26	16
Banco Bice	1	-
Total	26,362	1,559

The use of the above lines of credit to finance business operations generates variable interest rate expenses as included in the contracts between the parties. The average interest rate paid during 2007 was 6.55% (annual). As of December 31, 2007 the unused credit lines amount to MCh$76,957.

NOTE 16.    NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Pensiones Chile S.A.

Software license contract entered into from December 1, 2005 for an amount of MCh$5,558 in 2006 and MCh$6,760 in 2007, corresponding to intellectual property rights related to software use, its application on different operating and administrative processes as use and performance, recorded in intangibles. During 2007, improvements for new projects were incorporated amounting to MCh$1,584. The accumulated amortization of this intangible asset is shown in the “amortization” account in the balance sheet for an amount of MCh$1,998 in 2006 and MCh$3,465 in 2007.

Contract dated December 1st, 2005 for software maintenance and modifications for changes related to new regulations or new requirements. This maintenance service is performed in the maintenance center (CMA). During the period, provisions for this service amounted to MCh$1,362 in 2006 and MCh$1,069 in 2007 respectively, accounted for in the “data processing expenses”.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

BBVA Chile S.A.

There were included in the account “Obligations with banks and financial institutions” promissory notes amounting to MCh$13,808 million as of December 31, 2006 and MCh$0 as of December 31, 2007, corresponding to extendable working loan (with no guarantees).  The weighted average monthly interest rate was 0.45% in 2006 and 0.53% in 2007 equivalent to 5.49% and 6.55% annually, respectively. Also, overdrafts lines of MCh$1,390 in 2006 and MCh$1,607 in 2007 were included, with a monthly rate of 0.45% and 0.53% respectively.

BBVA Bancomer Servicios (Mexico)

Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,498 at December 31, 2006 and MCh$1,012 at December 31, 2007 are included in the “computing cost” line.

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

The balances owed as of December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
a. Independent affiliates
• Balance at closing of previous year	461	433
• Withholding of health contributions from participants during the year	6,141	5,592
• Payments to National Health Fund during the year	(6,137)	(5,551)
Independent participants’ health withholding	465	474
b. Pensioners
• Balance at closing of previous year	1,639	1,788
• Withholding of health contributions from pensioners during the year	25,082	25,155
• Payments to National Health Fund during the year	(7,557)	(8,536)
• Payments to Health Insurance institutions during the year	(17,285)	(16,302)
• Retention of taxes from pension	41	45
Pensioners health withholdings (*)	1,920	2,150

(*) These amounts are included in “Withholdings from pensioners” on the balance sheet.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 18.    WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Social security payments	344	322
Payroll taxes withholdings	111	154
Other payroll withholdings	535	612
Total	990	1,088

NOTE 19.    ACCRUED EXPENSES

Accrued expenses are as follows:
	As of December 31,
	2006	2007
	MCh$	MCh$
Provisions for unfavorable casualty rate	19,333	21,909
Employee profit-sharing and other	1,921	2,347
Vacation accruals	1,394	1,424
Seniority bonuses	354	425
Accruals for incurred expenses as yet uninvoiced	1,565	1,007
Other accruals	2,539	2,564
Total	27,106	29,676

Long-term provisions: During December 31, 2006 and December 31, 2007, none were recorded.

Write-offs: In the 2005, 2006 and 2007 years, the Company made write-offs of MCh$469, MCh$903 and MCh$1,105 as detailed below:

	2005	2006	2007
	MCh$	MCh$	MCh$
Write-offs of receivables	117	322	588
Circular 650 (claims and profits)	194	117	241
Additional contributions and unrecoverable pensions	98	293	252
Collections	35	141	8
Other	25	30	16
Total	469	903	1,105

NOTE 20.    OTHER CURRENT LIABILITIES

	As of December 31,
	2006	2007
	MCh$	MCh$
Professional fees and other	569	404
Total	569	404

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
NOTE 21.    OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

		As of December 31,
	Interest	2006	2007
	Rate	MCh$	MCh$
Capital lease obligations (Note 12):
• U.A.P. Seguros de Vida	8.97%	342	322
• Santiago Leasing	8.01%	31	-
• Seguros de Vida Euroamérica	8.70%	46	41
Other:
• Provision for pensions Banco Hipotecario Chile (predecessor company)		668	666
• Security deposits		175	180
Total		1,262	1,209

NOTE 22.    INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 17%.

As per the instructions in Note No. 1,466 of the Superintendency of Insurance and Securities, the income tax is as follows:

a. Income taxes:

	As of December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Taxable income	46,453	47,924	44,082
Income tax provision-current	7,897	8,147	7,494
Special tax	10	13	15
Un-remitted earnings for tax purposes	70,966	84,333	81,106
Shareholders’ credit for future dividends	12,873	15,225	16,089

The amount of unremitted tax earnings and the respective credits are as follows:

Year	Amount (MCh$)	Credit
2001	2,464	15.0%
2002	7,955	16.0%
2003	15,116	16.5%
2004	10,002	17.0%
2005	5,463	17.0%
2006	6,208	17.0%
2007	33,898	17.0%
Total	81,106

Income tax expense was MCh$9,542, MCh$10,592 and MCh$8,359 for the years ended December 31, 2005, 2006 and 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2006 and 2007:

	2006				2007
	Deferred income taxes				Deferred income taxes
	Assets		Liabilities		Assets		Liabilities
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	MCh$	MCh$	MCh$	MCh $	MCh$	MCh$	MCh$	MCh $
Deferred income tax assets (liabilities):
Leasing obligation, net	17	63	-	-	18	47	-	-
Accrued vacation	237	-	-	-	242	-	-	-
Leased assets, net	-	-	(3)	(66)	-	-	(3)	(56)
Provision for pensions of BHC	-	126	-	-	-	123	-	-
Provision IAS	-	-	-	-	249	-	-	-
Tax goodwill of AFP El Libertador	-	-	(10)	(120)	-	-	(9)	(105)
Tax goodwill of AFP Unión	-	-	(90)	(1,104)	-	-	(89)	(1,001)
Tax goodwill AFP Protección	-	-	(628)	(7,697)	-	-	(623)	(7,012)
Depreciation	-	-	(41)	(1,678)	-	-	(44)	(1,751)
Accrued life and disability insurance	-	-	-	-	-	-	(113)	-
Gains on mandatory investment	-	-	-	(7,456)	-	-	-	(8,267)
Deferred employee bonuses under union contract	-	-	(3)	-	-	-	-	-
Others	21	-	-	-	25	-	-	-
Complementary accounts, net of accumulated amortization	(14)	(189)	769	10,665	(14)	(114)	765	9,869
Total	261	-	(6)	(7,456)	520	56	(116)	(8,323)

As of December 31, 2007, deferred income taxes for gains on shares of funds Types A, B, C, D and E regarding mandatory investments are registered at their present value amounting to MCh$8,267, and other temporary differences of MCh$404.

Deferred tax assets and liabilities for other tax jurisdictions are immaterial.

According to the instructions from the Superintendency of Pension Funds Administrators in Note N°23,186 for the calculation of the current deferred tax value generated by gains on the shares of mandatory investments at December 31, 2007, MCh$15,588 has been discounted from the deferred tax using the TIR rate of the Bonds BCCH “Tesorería General de la República” in UF (BTU), LC category, which equated to 3.222% at December 31, 2007. At December 31, 2006, that TIR amounted to 2.872%. .

It is not possible to determine the amount of deferred taxes from the returns on mandatory investments that would be liquidated during 2007 up to December 2008, as it is not possible to determine the shares that will remain on hand at the date of preparation of these financial statements. Consequently, for Chilean GAAP purposes, the deferred taxes associated with the gain on mandatory investment are therefore classified as long term.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Income taxes for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	MCh$	MCh$	MCh$
Income tax provision-current	(7,897)	(8,147)	(7,494)
Adjustment to prior year income tax	(1,746)	-	-
Deferred income taxes and deferred charges	(1,061)	(2,329)	(1,205)
Complementary accounts amortization	(346)	(510)	46
Credits for dividends received from foreign related companies	1,240	1,439	536
Other charges credits	268	(1,045)	(242)
Income tax	(9,542)	(10,592)	(8,359)

d. Receivable and payable taxes are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Income taxes payable-current	(8,147)	(7,494)
Special tax	(13)	(15)
Provisional monthly payments	6,361	7,123
Credits for training costs	1,596	1,192
Other charges credits	-	(841)
Total	(203)	(35)

NOTE 23.    LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Note 21 are the following:

As of December 31, 2007
MCh$
2009	78
2010	78
2011	78
2012	32
2013 and thereafter	943
Total	1,209

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 24.    SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Paid-in capital	Additional Paid-in capital	Other reserves	Retained Earnings	Net income	Interim Dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2005	86,549	124	(4,801)	73,988	27,246	(9,999)	173,107
Transfer of 2004 net income	-	-	-	17,247	(27,246)	9,999	-
Interim dividend	-	-	-	-	-	(9,834)	(9,834)
Final dividends paid	-	-	-	(14,582)	-	-	(14,582)
Cumulative translation adjustment of foreign affiliates	-	-	(3,431)	-	-	-	(3,431)
Price-level restatement	3,116	5	(173)	2,731	-	(118)	5,561
Net income for the year	-	-	-	-	34,813	-	34,813
Balances as of December 31, 2005	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634
Extra Accounting Restatement	8,657	12	(811)	7,665	3,361	(961)	17,923
Restated to constant Chilean pesos of December 31, 2007	98,322	141	(9,216)	87,049	38,174	(10,913)	203,557
Balances as of January 1, 2006	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634
Transfer of 2005 net income	-	-	-	24,861	(34,813)	9,952	-
Final dividends paid	-	-	-	(21,499)	-	-	(21,499)
Interim dividend	-	-	-	-	-	(6,272)	(6,272)
Cumulative translation adjustment of foreign affiliates	-	-	598	-	-	-	598
Price-level restatement	1,883	2	(177)	1,781	-	25	3,514
Net income for the year	-	-	-	-	44,117	-	44,117
Balances as of December 31, 2006	91,548	131	(7,984)	84,527	44,117	(6,247)	206,092
Extra Accounting Restatement	6,774	10	(590)	6,255	3,265	(462)	15,252
Restated to constant Chilean pesos of December 31, 2007	98,322	141	(8,574)	90,782	47,382	(6,709)	221,344
Balances as of January 1, 2007	91,548	131	(7,984)	84,527	44,117	(6,247)	206,092
Transfer of 2006 net income	-	-	-	37,870	(44,117)	6,247	-
Final dividends paid	-	-	-	(15,786)	-		(15,786)
Interim dividend	-	-	-		-	(7,365)	(7,365)
Cumulative translation adjustment of foreign affiliates	-	-	(4,864)	-	-	-	(4,864)
Price-level restatement	6,774	10	(590)	8,000	-	(162)	14,032
Net income for the year	-	-	-	-	45,190	-	45,190
Balances as of December 31, 2007	98,322	141	(13,438)	114,611	45,190	(7,527)	237,299

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Common stock:

331,316,623 common shares with no par value represent Provida’s authorized, issued, and outstanding common stock at December 31, 2007.

Majority shareholders’ custodian:

	Years ended December 31,
	2005		2006		2007
	Purchased	Sale	Purchased	Sale	Purchased	Sale
	Shares	Shares	Shares	Shares	Shares	Shares
The Bank of New York (C.1375 SVS)	13,662,525	6,938,850	22,461,075	16,831,050	19,788,585	16,314,690

The Bank of New York acts as custodian for Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida’s net income for each year.  In relation to the payments of dividends, the Board of Directors pays an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal to legal minimum and not exceeding the 50% of the net income. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year. For 2007 in the Ordinary Shareholders’ meeting in April 17, 2007 established that the amount of dividends must not exceed 50% of net income.

Other Reserves – Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No 64 of the Chilean Association of Accountants. As of December 31, 2006 and 2007 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso totaled MCh$8,575 and MCh$13,438, respectively, and are included under the caption “Other reserves” within the shareholders’ equity of the Consolidated Balance Sheets.

	As of December 31,
	2006	2007
	MCh$	MCh$
Cumulative translation adjustment:
Balance at beginning of the year	(9,028)	(7,984)
Foreign exchange translation adjustments (Provida Internacional)	643	(4,864)
Price-level restatement of cumulative translation adjustment	(189)	(590)
Total	(8,574)	(13,438)

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October of each year. The Board of Directors’ meeting held on September 28, 2007 agreed to pay the interim dividend No.49 of MCh$7,365 (historic) corresponding to Ch$22.23 per share.

Treasury stock: None.

Final Dividends:  The Ordinary Shareholders Meeting held on April 27, 2007 approved the distribution of a final dividend of Ch$47.65 per share out of income for the year 2006, for an amount of MCh$15,786 (historical). The payment of the declared dividends was made in May 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 25.    OTHER OPERATING REVENUES

In the account “Other Operating Revenues” MCh$8,028 for 2006 and MCh$8,296 for 2007 are included as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
a. Insurance Contract Settlements:
• Preliminary settlements contract, August 99 – July 01	57	6	1
• Preliminary settlements contract, August 01 – July 03	586	186	-
• Preliminary settlements contract, August 03 – December 04	521	1,276	643
• Preliminary settlements contract, January 05 - indefinite	101	1,252	1,124
b. Surcharge and collection costs (1)	1,929	724	1,234
c. Revenues from services rendered by Administradora de Fondos de Cesantía de Chile S.A. (2)	625	585	533
d. Other operating revenues - AFP Génesis in Ecuador	3,093	3,999	4,375
Total	6,912	8,028	7,910

(1)	Surcharge and recovery of collections costs for contributions that are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 32.

NOTE 26.    OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:
	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Rental of premises	1,891	1,902	1,889
Penalty interest	2	14	15
Interest Previred current account	12	25	18
Gain on sale of assets	11	1	169
Gains on Provida Internacional-sale of equity method investments	-	-	2,081
Other revenues of subsidiary Génesis in Ecuador	8	9	5
Other	157	17	14
Total	2,081	1,968	4,191

NOTE 27.    DIRECTORS’ FEES

Directors received fees as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Attendance fees	70	132	133
Other fees	7	4	2
Total	77	136	135

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 28.    INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Interest on Bank loans	699	767	714
Use of bank overdrafts	653	1,000	839
Overdrafts tax	263	277	253
Interest on leasing contracts	46	43	36
Others	20	-	215
Total	1,681	2,087	2,057

NOTE 29.    OTHER EXPENSES

a. Other Operating Expenses

In the Consolidated Statements of Income, Other operating expenses were MCh$2,136, MCh$1,965 and MCh$1,985 for the years ended December 31, 2005, 2006 and 2007 respectively. These expenses are related to the evaluation and qualification of the affiliate disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

b. Other non-operating expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Contingencies settled	456	542	1,613
Loss on forward contracts	-	293	-
Other Banco Hipotecario Chile (predecessor)	426	113	138
Rental expenses	316	14	-
Fines by SAFP	125	64	22
Loss on disposal of property plant and equipment	10	3	-
Write-offs for others	333	91	-
Loss on sale of assets	-	3	-
Other	110	129	114
Total	1,776	1,252	1,887

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 30.    PRICE-LEVEL RESTATEMENT

The application of price level restatement is as described in Note 2 letter c). The price-level restatement losses amounted to MCh$2,101, MCh$1,308 and MCh$7,257 in 2005, 2006 and 2007 and are as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Shareholders’ equity	6,097	3,775	14,031
Other assets	(3,827)	(2,381)	(7,563)
Property, plant and equipment, net	(1,293)	(757)	(2,506)
Liabilities	17	11	93
Accumulated depreciation	270	178	584
Income statement amounts	837	482	2,618
Net charge to income	2,101	1,308	7,257

NOTE 31.    SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
In the Consolidated Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Between 1 to 2,000 payrolls including VAT: UF 0.054 per payroll
Between 2,001 to 4,000 payrolls including VAT: UF 0.048 per payroll
Between 4,000 to 7,000 payrolls including VAT: UF 0.042 per payroll
Between 7,001 and more payrolls including VAT: UF 0.036 per payroll
Net costs recorded	285	328	398
Amount owed	74	23	29
Form of payment: cash

a.2) Banco Santander
Line of business: Banking activities
Value of Service including VAT: UF 0.023 per payroll
Net costs recorded	105	113	114
Amount owed	19	19	26
Form of payment: cash

a.3) Banco de Chile
Line of business: Banking activities
Value of service including VAT(*): UF 0.042 by payroll
Net costs recorded	2	3	2
Amount owed	0	1	0
Payment: cash
(*) Puerto Williams branches only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
a.4) BBVA Chile
Line of business: Banking activities
Value of service including VAT: UF 0.024 by payroll
Net costs recorded	1,412	1,407	1,269
Amount owed	249	466	304
Payment: cash

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Value of service including VAT Ch$141.97 per payroll and Ch$25.49 per register, adjustable semi-annually
Net costs recorded	97	126	146
Amount owed	28	22	24
Payment: cash

a.6) Caja de Compensación Los Héroes
Line of business: Compensation Administrator
Value of service including VAT Ch$129.09 per payroll and Ch$23.21 per register, adjustable semi-annually
Net costs recorded	1	1	1
Amount owed	-	-	-
Payment: cash

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Value of service including VAT Ch$141.99 per payroll and Ch$25.50 per register, adjustable semi-annually
Net costs recorded	33	38	35
Amount owed	5	6	3
Payment: cash

a.8) Servicios de Administración Previsional
Line of business: Electronic collection services
Value of service including VAT Full Internet by a factor between 1 and 9.999, Ch$179.21 per payroll by a factor between 10,000 and 24,999 Ch$147.58 per payroll
And per each line of detail Ch$32.24
Joint:
by a factor between 1 and 9,999 Ch$150.82 per payroll
by a factor between 10,000 and 24,999 Ch$124.20 per payroll
1 line of detail Ch$389.84.
between 2 and 5 lines of detail Ch$311.88.
between 6 and 9 lines of detail Ch$272.88.
between 10 and more lines of detail Ch$0.
Payrolls Declaration
Full Internet Ch$126.51
Joint Ch$106.47
Net costs recorded	184	475	677
Amount owed	58	98	64
Payment: cash

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Administrator
Value of service including VAT Ch$124.09 per payroll and Ch$22.31 per register, adjustable semi-annually
Net costs recorded	-	3	3
Amount owed	-	1	-
Payment: cash

b. Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory investments resulting in costs included in "Administrative Expenses" are as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
b.1 Brown Brothers Harriman & Co.
Line of business: Banking activities
Type services rendered: Custodian
Net costs recorded	361	253	331
Amount owed	-	-	-
Payment: Cash

b.2 Depósito Central de Valores S.A.
Line of business: Depositary Services
Type services rendered: Custodian
Net costs recorded	445	447	515
Amount owed	-	-	-
Payment: Cash
Total	806	700	846

c. Stock exchange transaction services

Brokerage costs are included in “Administrative Expenses”, as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Bolsa de Comercio de Chile
Line of business: Brokerage
Amount owed : MCh$NIL
Payment : Cash
Fixed costs	97	111	130
Broker commissions	90	96	320
Total	187	207	450

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

Telefónica CTC Chile S.A. and Telefónica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" amounted to MCh$718, MCh$889 and MCh$849 in the years ended December 31, 2005, 2006 and 2007, respectively.

There are no amounts owed to Telefónica CTC Chile S.A. in 2006 and 2007.

e. Tata Consultancy y Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments, which contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "Administrative Expenses" and were MCh$139, MCh$626 and MCh$589 for the years ended December 31, 2005, 2006 and 2007, respectively.

Design and management of centralized database, which contract includes the management and safekeeping of the database regarding participants contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “Administrative Expenses” and were MCh$99, MCh$93 and MCh$92 for the years ended December 31, 2005, 2006 and 2007, respectively.

Agreement for supplying digital forms, which agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. This agreement is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida’s requirements. The effect in income is included in “administrative expenses” of MCh$499 in 2005, MCh$219 in 2006 and MCh$209 in 2007.

There are no amounts owed to Tata Consultancy y Services BPO Chile S.A in 2006 and in 2007.

f. Xerox de Chile S.A.

The company had a contract with Provida for photocopy equipment rental, technical service, and maintenance of printers. The cost for these services was MCh$44, MCh$0 and MCh$0 for the years ended December 31, 2005, 2006 and 2007, respectively, and was included in "administrative expenses".

There are no amounts owed to Xerox de Chile S.A. in 2006 and in 2007.

g. Agreement of rental and maintenance of equipments

Lanier de Chile S.A.: Contracts for photocopy equipment rental, technical service and maintenance of printers. The costs of these services were MCh$28 in 2005, MCh$27 in 2006 and MCh$21 in 2007.

There are no amounts owed to Lanier de Chile S.A. in 2006 and in 2007.

Coasin Chile Ltda.: Contracts of equipment maintenance, which amounted to MCh$158 in 2005, MCh268 in 2006 and MCh$277 in 2007. These amounts are accounted for as "administrative expenses".

There are no amounts owed to Coasin Chile S.A. Ltda. in 2006 and in 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Nielsoft Informatica Ltda. Contracts of system maintenance, amounting to MCh$231 in 2005, MCh217 in 2006 and MCh$191 in 2007. These amounts are accounted for as "administrative expenses".

There are no amounts owed to Nielsoft Informática Ltda. in 2006 and in 2007.

h. BBVA Banco (Chile)

Providing services of pension payments and saving withdrawals through a contract in force from February 1, 2003. The related costs correspond to 0.042 UF (VAT included) for transactions between 0 and 25,000 for savings payments, and 0.031 UF (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$956 in 2005, MCh$813 in 2006 and MCh$816 in 2007.

Amounts owed were MCh$0 for the years ended December 31, 2006 and 2007, respectively

i. Mailing service payment

Mailing services with AMF and Correos de Chile for delivering the individual capitalization account balance to the affiliates every four months. This contract is running from September 2005 and March 2003 respectively. The amounts accounted for as "administrative expenses" were MCh$894 in 2006 and MCh$1,009 in 2007.

Amounts owed were MCh$0 for the years ended December 31, 2006 and 2007, respectively

j. Other minor services

Other contracts with EFCO Servicios Generales S.A. and Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssen (elevators) resulted in transactions of MCh$45, MCh$204 and MCh$213 for the years ended December 31, 2005, 2006 and 2007, respectively, and are accounted for as  "administrative expenses".

Amounts owed were MCh$0 and MCh$0 for the years ended December 31, 2006 and 2007, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 32.    TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related companies for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2005	2006	2007		2005	2006	2007
BBVA Inversiones Chile S.A.(a)	Software Purchase	MCh$	4,845	813	1,584	MCh$	(970)	(1,029)	(1,468)
	Software Maintenance Service (CMA)	MCh$	406	1,362	1,069	MCh$	(406)	(1,362)	(1,069)
	Lease	MCh$	-	-	1	MCh$	-	-	1

BBVA Corredores de Bolsa S.A. (b)	Financial services	MCh$	104	128	144	MCh$	(104)	(128)	(144)

BBVA Chile S.A. (b)	Lease branches, BBVA Tower	MCh$	1,735	1,777	1,774	MCh$	1,735	1,777	1,774
	Lessee Overhead	MCh$	333	329	345	MCh$	(333)	(329)	(345)
	Lessor Overhead	MCh$	518	444	323	MCh$	518	444	323
	Withdrawal saving services	MCh$	412	179	172	MCh$	(412)	(179)	(172)
	Lease branches, Huérfanos-Banderas	MCh$	802	856	847	MCh$	(802)	(856)	(847)
	Pension payments services	MCh$	502	615	643	MCh$	(502)	(615)	(643)
	Collection contract	MCh$	1,412	1,407	1,269	MCh$	(1,412)	(1,407)	(1,269)
	Line of credit	MCh$	16,691	15,327	14,050	MCh$	(677)	(856)	(736)
	Expenses for current account maintenance	MCh$	3	4	44	MCh$	(3)	(4)	(44)

BBVA Compañía de Seguros de Vida S.A. (b)	Paid premiums	MCh$	37,347	41,710	45,484	MCh$	(37,347)	(41,710)	(45,484)
	Casualty rate Provision	MCh$	12,069	19,517	23,062	MCh$	(12,069)	(19,517)	(23,062)
	Financial Revenues	MCh$	625	2,322	1,767	MCh$	625	2,322	1,767
	Premium liquidation payments	MCh$	14,823	13,952	18,053	MCh$	-	-	-
Servicio de Adm. Previsional S.A. (c)	Electronic collection service	MCh$	184	476	677	MCh$	(184)	(476)	(677)
	Loan	MCh$	285	308	78	MCh$	11	25	18
	Password administration	MCh$	44	41	47	MCh$	(44)	(41)	(47)
	Data Processing	MCh$	23	23	23	MCh$	(23)	(23)	(23)
	Archive transfer	MCh$	8	12	12	MCh$	(8)	(12)	(12)
	Technological Services	MCh$	-	-	2	MCh$	-	-	(2)

Administradora de Fondos de Cesantía Chile S.A. (c)	Technological advisory and services	MCh$	491	469	351	MCh$	491	469	351
	Technological support and services	MCh$	133	116	182	MCh$	133	116	182
	Mercantile current account	MCh$	304	258	271	MCh$	-	-	-

BBVA Bancomer Servicios S.A	Data Processing	MUS$	772	1,498	1,012	MCh$	(772)	(1,498)	(1,012)

AFP Génesis Ecuador	Trade Mark Licensing	MUS$	-	257	503	MCh$	-	343	671

Nature of relationship:
(a) Parent
(b) Member of Controlling Group.
(c) Affiliated Company.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 33.    HEDGE CONTRACTS

During 2007, the Company did not maintained hedge contracts, meanwhile in 2006 the Company maintained hedge contracts corresponding to interest rates forwards in order to cover financial risks. The associated loss was recorded as “other non-operating expenses” amounting to MCh$293 in 2006.

NOTE 34.    COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 to Administradora de Fondos de Cesantía de Chile S.A. (its equity-method investee) equivalent to 151,200 UF (MCh$2,967). The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee expires in January 2012. Provida had not been required to perform under the guarantee for the years ended December 31, 2005, 2006 or 2007.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$0.9).

The Company’s contingency is approximately UF982,192 (MCh$19,273). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

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

The Company had an insurance contract with BBVA Seguros de Vida S.A. from August 1, 2003 to December 31, 2004.

On March 31, 2007 and on March 31, 2006 the Company paid UF 978,090.13 (MCh$19,193) and UF 403,367.62 (MCh$7,915) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 05 to indefinite date Contract. As indicated on Note 8 b), the final settlement of this contract will take place 48 months after the end of coverage, but it is extendable up to two years by common agreement, with pre-payments at March 31 of each year from 2006 onwards.

On March 31, 2007 and on March 31, 2006 the Company paid UF 4,444.21 (MCh$87) and UF 377,778.72 (MCh$7,413) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-December 04 Contract. As indicated on Note 8 b), the final settlement of this contract will take place on March 31, 2008 with pending true-ups on March 31 of each year from 2005 onwards, in which the respective difference will be paid.

On March 31, 2006 and on March 31, 2005 the Company paid UF 377,778.72 (MCh$7,413) and UF 815,318.86 (MCh$15,999) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-December 04 Contract. As indicated on Note 8 b), the final settlement of this contract will take place on March 31, 2008 with pending true-ups on March 31 of each year from 2005 onwards, in which the respective difference will be paid.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force from August 1, 2001 to July 31, 2003.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On March 31, 2007 and on March 31, 2006 the Company paid UF 19,630.07 (MCh$385) and UF 15,851.73 (MCh$311) to the insurance company ING Seguros de Vida S.A. corresponding to true-ups and the final settlement from the August 99-July 01 Contract.

On March 31, 2006, the Company received UF 11,023.30 (MCh$216) from the insurance company ING Seguros de Vida S.A. corresponding to true-ups from the August 01-July 03 Contract. As indicated on Note 8, b), the final settlement of this contract will take place on January 31, 2008 corresponding true-ups on March 31 of each year from 2005 onwards, in which the respective difference will be paid.

On March 31, 2006 and March 31, 2005 the company paid UF 15,851.73 (MCh$311) and UF 83,666.42 (MCh$1,642) to the insurance company, corresponding to true-ups from the August 99-July 01 Contract. As indicated on Note 8, b), the final settlement of this contract was on March 31, 2006 and was  extended for one year by common agreement, with pre-payments at March 31 of each year from 2001 onward, in which the respective difference will be paid. The final settlements of this contract took place on March 31, 2007.

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

At the close of 2007 there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. These labor lawsuits seek damages of approximately MCh$200. However, the opinion of the Company’s Legal Advisory Division, these lawsuits will have a material impact on the Company’s results.

Additionally, there are pending labor lawsuits related to pension matters for approximately MCh$553. According to the opinion of the Company’s Legal Advisory Division, there will not be any material effects on the Company’s results.

e. Derivative financial instruments Forward Contracts

At December 31, 2006 and December 31, 2007 there were no derivative financial instruments forward contracts outstanding.

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount neither communicated nor paid since the date mentioned above until December 31, 2006 and 2007 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment Abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, Provida has taken part in these projects through capital contributions and sales of their internally developed software.

At year-end, the Administrator maintains investments, through its subsidiary Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership over the paid-in capital and an investment equivalent to US$4,063,668; in Génesis AFP (Ecuador) with a 99.999994% ownership and an investment equivalent to US$1,472,701 and in Afore Bancomer (Mexico) with a 7.50% ownership and an investment equivalent to US$66,263,572.

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

On August 10, 2004 an appeal was presented to the Chilean Tax Authority related to these assessments and on August 28, 2006, such Authority was requested to annul those assessments. The request was approved and communicated on December 15, 2006, annulling the liquidations aforementioned.

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

NOTE 35.	OPERATING REVENUES AND EXPENSES BY FUND

The operating revenues and expenses by fund for the year ending December 31, 2005, 2006 and 2007 are as follows:

Year 2005

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	656	3,464	3,373	649	106	8,248
Variable fee	14,156	47,715	53,236	9,129	1,935	126,171

Fees from programmed withdrawals and temporary income
Variable fee	9	14	130	825	92	1,070

Gains on mandatory investments	1,558	2,706	5,208	1,079	146	10,697
Total	16,379	53,899	61,947	11,682	2,279	146,186

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	4,146	14,424	30,481	2,346	538	51,935
Sales personnel payroll expenses	-	-	8,675	-	-	8,675
Commissions paid for custody of securities
National	10	20	401	12	2	445
Foreign	5	12	335	8	1	361
Stock exchange transaction expenses	4	11	164	6	1	186
Total	4,165	14,467	40,056	2,372	542	61,602

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

Year 2006

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for mandatory contribution deposits and provisional pension savings
Fixed Fee	358	1,275	1,319	246	37	3,235
Variable Fee	23,476	51,392	55,687	9,539	1,692	141,786

Fees from programmed withdrawals and temporary income
Variable Fee	15	26	161	845	87	1,134

Gains on mandatory investments	4,259	5,990	11,609	2,167	218	24,243
Total	28,108	58,683	68,776	12,797	2,034	170,398

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	6,867	15,400	36,863	2,428	464	62,022
Sales personnel payroll expenses	-	-	8,944	-	-	8,944
Commissions paid for custody of securities
National	54	87	251	48	7	447
Foreign	37	58	147	32	5	279
Stock exchange transaction expenses	33	50	92	28	4	207
Total	6,991	15,595	46,297	2,536	480	71,899

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2007

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	93	73	183	32	6	387
Variable fee	34,388	54,106	57,105	10,106	1,515	157,220

Fees from programmed withdrawals and temporary income
Variable fee	18	31	294	1,117	103	1,563

Gains on mandatory investments	4,868	4,710	8,204	1,791	179	19,752
Total	39,367	58,920	65,786	13,046	1,803	178,922

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	14,799	24,115	25,253	3,833	614	68,614
Sales personnel payroll expenses	-	-	10,423	-	-	10,423
Commissions paid for custody of securities
National	98	113	238	58	7	514
Foreign	68	77	162	40	5	352
Stock exchange transaction expenses	87	99	208	51	6	451
Total	15,052	24,404	36,284	3,982	632	80,354

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

NOTE 36.	SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded provisions of MCh$491 and MCh$480 in 2006 and 2007, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 37.	SANCTIONS

a)	Superintendency of Pension Fund Administrators (SAFP)

In accordance with Resolution No. 0007, on June 2, 2006, SAFP assessed the Administrator a penalty of UF 1,500 (MCh$29), for breaking regulations of instructions in Note 1,285 due to lack of control over processes  in connection with verification, acknowledgment and clearance, regarding fee devolutions or rebates received by administrators with foreign funds.

In accordance with Resolution No. 0010, on August 18, 2006, SAFP assessed the Administrator a penalty of UF 700 (MCh$14), for breaking regulations of instructions in Note 336 due to lack of control in formalities related to charging pending contributions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with Resolution No. 0019, on December 04, 2006, SAFP assessed the Administrator a censorship for breaking regulations of instructions in Note 1,291 and 1,304 in reference to the cause and the final date of the pension process.

In accordance with Resolution No. 0021, on December 04, 2006, SAFP assessed the Administrator a penalty of UF 500 (MCh$10), for breaking regulations of instructions in article 72 bis from L.D. 3,500 and Note 1,306 due to the delay of submission of information to the Public List.

In accordance with Resolution No. 0034, on December 28, 2006, SAFP assessed the Administrator a penalty of UF 350 (MCh$7), for breaking regulations of instructions in Note 1,271, 1,299, 1,247 and 1,285 for noncompliance of instructions, particularly electronic information transmission.

In accordance with Resolution No. 0009, on January 12, 2007 SAFP assessed the Administrator a penalty of UF 500, for breaking regulations of instructions in Note 1,214 and Note 1,321 for noncompliance of instructions, regarding contributions that are still classified as “pending contributions”

In accordance with Resolution No. 0023, on October 23, 2007, SAFP assessed the Administrator a penalty of UF 400 (MCh$8), for breaking regulations of instructions of the second digression of 27 Article of the Investment Regulation for the Pension Funds abroad.

In accordance with Resolution No. 0024, on November 15, 2007, SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of instructions of the first digression of the sup paragraph IV, Note N°551 in relation to delivery of the listing  “Employers in alleged no fulfillment” to the Labor Directorate.

In accordance with Resolution No. 0004, on January 11, 2008, SAFP assessed the Administrator a penalty of UF 200 (MCh$4), for breaking regulations of instructions of  Notes 1,143 and 1,168 regarding control over hired services.

b) There are no penalties from other administrative authorities.

NOTE 38.	DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders
a) As of December 31, 2006
10% holding or more	78.92	2
Less than 10% holding with investment of UF 200 or more	20.62	1,235
Less than 10% holding with investment of less than UF 200	0.46	840
Total	100.00	2,344
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1
b) As of December 31, 2007
10% holding or more	79.91	2
Less than 10% holding with investment of UF 200 or more	19.68	1,153
Less than 10% holding with investment of less than UF 200	0.41	782
Total	100.00	1,937
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 39.        SIGNIFICANT EVENTS

•
On January 5, 2007 the eighth labor tribunal determined the liquidation of N°4016-93 suit, which amounted to MCh$506. The Court on February 19, 2007 resolved to reject the request, making effective the garnishment for the same amount. Such amount was provisioned at the close of 2006.

•
On the Board of Directors meeting held on January 25, 2007, the Chief Executive Officer informed the following: Contract with BBVA Comercializadora Ltda. to sell Voluntary Pension Savings accounts (APV) through which Provida will pay to such entity a fixed fee of MCh$33 plus VAT on monthly basis. Under this agreement, BBVA Comercializadora Ltda. will receive a variable fee for: i) transfer of APV funds of Provida’s affiliates equivalent to 1.1% plus VAT of the fund amount transferred; ii) transfer of APV funds of affiliates not belonging to Provida equivalent to 1.5% plus VAT of the fund amount transferred; iii) opening of APV accounts equivalent to 5% plus VAT of voluntary contribution amount to the pension system of 3,500 Law Decree, on monthly basis of dependent affiliates for indefinite term. This fee will be only charged in relation with monthly contributions equal or superior than UF2.7. In those cases that affiliates belong to BBVA Group in Chile, the fee will be 2.5% plus VAT of the voluntary contribution amount on monthly basis; iv) deposits by agreement equivalent to 1.1% plus VAT of the deposit amount of Provida’s affiliates and 1.5% plus VAT of deposit amount of affiliates not belonging to Provida. No fee will be charged regarding deposits by agreement to affiliates that are members of companies belonging to BBVA Group in Chile. The Board of Directors approved this operation, considering that the conditions are similar than those ones prevailing in the market.

Additionally, in this Board of Directors’ meeting it was approved a capital increase of UF49, 659 in the Unemployment Funds Administrator of Chile S.A. (AFC) under which Provida must pay and subscribe 37.8% of such capital increase.

•
On the Board of Director’s meeting held on March 8, 2007, the Chief Executive Officer informed that on March 2, 2007, AFP Provida through its wholly-owned subsidiary Provida Internacional S.A. sold its 10% ownership participation in BBVA Crecer AFP to one of the companies belonging to Vicini Group in the Dominican Republic. The sale price amounted to US$3,500,000. The result of this operation generated a net gain of US$743,146 equivalent to MCh$401 (at the historical exchange rate of Ch$540.07 per dollar). As a result of this transaction, Provida Internacional’s ownership participation in BBVA Crecer AFP decreased to 25.00%

•
The Chief Executive Officer also informed that Mr. Joaquin Cortez would leave his position as Chief Investment Officer at the end of April, 2007 in order to assume new functions in the Investment Area of the Pension and Insurance Unit of BBVA Group.

•	On March 27, 2007, the Director Mr. José Antonio Viera-Gallo resigned to his position in order to assume as Minister Secretary General of Government of Chile.

•	On the Board of Director’s meeting held on April 17, 2007, the Board of Directors agreed the following:

-
To ratify the Board of Directors’ agreement from September 26, 2006 regarding the payment of the interim dividend of Ch$18.93 per each share that took place on October 27, 2006, and a total dividend of Ch$66.58 per each share, leaving the definitive dividend of Ch$47.65 per each share on May 25, 2007 to those shareholders inscribed in the pertinent registry at May 18, 2007.

-	To designate the firm Deloitte Sociedad de Auditores Limitada to make the external audit of the Company and the Pension Funds for 2007.

-	To designate El Mercurio newspaper to publish the announcement of Shareholders meetings.

-
To celebrate a transaction with the National Trade Union of Provida to finish the suits over differences in severance payments filed by the trade union on behalf of some workers against the Company. The transaction implied a total gross payment of MCh$1,400 to the trade union, as indemnity.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The previous transaction was sustained in the goodwill of both parties to finish with pending litigations and with the intention to construct and interact through good relations in the future, based on agreements, mutual trust and direct solution though dialogues and mutual understanding of possible difficulties that may arise.

•
On April 30, 2007, the Superintendency of Pension Funds through the Ordinary Note N°6,882 informed the adoption of International Accounting Standards, since January 1, 2009 as the initial date of operations.

In order to homologate the presentation of the financial statements as established by the Superintendency of Securities and Insurance from March 31, 2009, the financial statements must be presented in conformity with the new regulation and compared with the same period of the previous year, excepting the Financial Statements presented on March 31, June 30 and September 30, 2009, with no need to be presented in a comparative way, thus, those financial statements will be prepared under the previous accounting principles.

•
On the Board of Director’s meeting held on May 9, 2007, the Board of Directors elected as President of the Board of Directors to Mr. Gustavo Alcalde Lemarie, as Vice President Mr. Jesús del Pino. Additionally, Mr. Gustavo Alcalde, Mr. Juan Prado and Mr. Alberto Pulido were elected as members of the Directors Committee.

•	On the Board of Director’s meeting held on May 29, 2007, the Board of Directors unanimously elected to Mr. Gustavo Alcalde as the President of the Directors Committee.

•	On the Board of Director’s meeting held on June 19, 2007, the Board of Directors informed and agreed the following operations:

a.	Sub-lease contract of real state to BBVA Corredora Técnica de Seguros Ltda. of an area of 9 square meters located at 287, Bandera Street, Santiago city, for a monthly amount of UF2.25.

b.	Modification of the pension collection contract signed on May 25, 2001 with Servicios de Administración Previsional S.A. (Previred.com) to increase 8% the collection tariffs through full internet.

c.
Modification of the Framework Contract to render technological services signed on April 7, 2003 with Servicios de Administración Previsional S.A. (Previred.com), incorporating a clause regulating the transitory replacing services of files to the AFPs, carried out by Previred.com with communication among the AFPs, as well as, Sociedad Administradora de Fondos de Cesantía de Chile S.A. with Previred.com. The monthly fee for Previred.com services are equivalent to UF10.

•
On the Board of Director’s meeting held on July 26, 2007, the President informed the reception of the 10,817 Note of the Superintendency of Pension Funds Administrators, requesting the AFP to fix policies to shelter the sole objective to which the Administrator was created for. The Board of Directors after widely analyze the matter, unanimously fixed as policy that the Administrator must rigorously keep the sole objective to which it was created for, therefore, not doing activities that do not belong to this sole objective.

•
On the Board of Director’s meeting held on August 30, 2007, the Chief Executive Officer informed that on September 11, 2007, Provida Internacional S.A subscribed a sale and purchase agreement with The Bank of Nova Scotia through which the total ownership participation in BBVA Crecer AFP S.A. in the Dominican Republic, equivalent to 25.00% of equity interest, subject to suspensive conditions of obtaining the respective authorizations by authorities. The sale price was US$11,409,267.96.

Consequently, Provida Internacional S.A. has no longer ownership participation in such company. This operation generated a net gain before taxes of US$4,455.378, equivalent to MCh$2,231. (at a historical exchange rate of Ch$523.25 pesos per dollar). This amount was subject to capital gains tax payments both in the Dominican Republic and Chile.

•
On September 28, 2007, AFP Provida informed to the Superintendency of Pension Fund Administrator, through letter N°70, changes in the fee structure for mandatory contributions, from 2.39% to 2.59%. This will be in force since January 1, 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•
On December 18, 2007, the Board of Directors approved the modification of the life and disability insurance contract with BBVA Seguros de Vida S.A. in connection with the establishment of new mortality tables according to Note N° 1,459 by the Superintendency of Pension Fund Administrator and the General Rule N°207 by the Superintendency of Securites and Insurance, modifying the maximum rate at 1.70% and the temporary rate at 1.0%, which will be applied since February 1, 2008.

•
On September 14, 2006, the Company informed the Superintendency of Pension Funds Administrators, the increase in the variable fee charged over programmed withdrawals and temporary rents from 1% to 1.25%. This modification was in force since January 1, 2007.

•
On the Board of Directors meeting held on September 26, 2006, the Board of Directors agreed to distribute an interim dividend of Ch$18.93 per each share against the Company’s net income of 2006, which payment was effective since October 27, 2006 to those shareholders inscribed in the pertinent registry at October 21, of the same year. The respective announcement was published in El Mercurio newspaper on October 13, 2006.

In the same meeting, the following operations were approved:

a.
Rendering of services from BBVA Pensiones Chile S.A. through which this entity renders automated-consult services to Provida’s affiliates through computing terminals. These services are related to certificates regarding accrued vacations, pensions, contributions paid, pending contributions, and password requests, among others. The value of each transactions is Ch$25, corresponding to the project cost for BBVA Pensiones in the following 5 years.

b.
Real estate leases with BBVA Pensiones Chile, through which Provida rents to this entity rooms in the branch offices located in Antofagasta, Coquimbo, San Felipe, Linares, Punta Arenas and Santiago (headquarters and Providencia) for installation of self automated-consult terminals (previously mentioned). The monthly rent was fixed in UF1.20 in Antofagasta, UF0.51 in Coquimbo, UF0.26 in San Felipe, UF 0.24 in Linares, UF0.30 in Punta Arenas, UF0.42 in headquarters and UF0.42 in Providencia.

c.	Lease contract with BBVA Chile of rooms for a monthly amount equivalent to UF34.58.

d.
Lease contract with BBVA Corredora Técnica de Seguros Ltda. for areas located at (i) 1490 Agustinas Street for a monthly amount of UF5.52, (ii) 906, Moneda Street, second floor, for a monthly amount of UF4.29, and (iii) 100 Pedro de Valdivia Street, BBVA tower, for a monthly amount of UF6.72.

e.
Modification of contract with Sociedad de Administradora de Fondos de Cesantía S.A. (AFC) through which the rendering services contract is divided in two contracts: in the first contract, services include VAT, and in the second contract, services are VAT exempted. Besides, it includes: (i) incorporation of an indemnity clause in favor of AFC in the case of closing an AFP’s office, which operates as an AFC’s customer assistance center for a total amount equivalent to UF80, (ii) elimination of collection services rendered to AFC, and (iii) modification of remuneration structure, maintaining it in the amount of UF60, which can be detailed in: UF26 for monthly fixed remuneration regarding benefits claims services, equivalent to 675 claims, and UF34 that equates to 104,762 lines of detail, both valued at the respective tariffs.

f.	Trademark license Contract with AFP Genesis Administradora de Fondos and Fideicomisos S.A., for the trademark license “Provida” to such entity for a total amount equivalent to US$600,000.

g.
Moreover, the management of Provida Internacional S.A put forward to its Board of Directors to subscribe a contract to render pension services to AFP Genesis Administradora de Fondos y Fidecomisos S.A. in Ecuador, for a total amount of US$283,500.

•
On the Board of Directors’s meeting held on November 20, 2006, the Board of Directors agreed to sub-hire services from Administración Previsional S.A. (PreviRed.com) regarding electronic collection services from INP, according to the contract subscribed with all Pension Funds Administrators, which was renewed for one more year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•
In the Board of Director’s meeting held on December 20, 2006, the Board of Director informed the resignation of Mr. Jorge Matuk Chijner, who was appointed as a Business Director of Pensiones y Seguros América, in Madrid, Spain from February 1, 2007. The Board of Directors accepted the resignation of Mr. Jorge Matuk Chijner and designated to Mr. Ricardo Rodriguez Marengo as Chief Executive Officer.

NOTE 40.	SUBSEQUENT EVENTS

Between December 31, 2007 and the date of the issue of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

NOTE 41.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which differ in certain significant aspects from generally accepted accounting principles in the United States of America (U.S. GAAP). The principal differences between Chilean GAAP and U.S. GAAP for the Company are described below and quantified in paragraph (o).

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

Price level restatement is not eliminated from the reconciliations to U.S. GAAP, as allowed under item 18 of Form 20-F of the Securities and Exchange Commission’s (SEC) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin No. 64 complies with the requirements of reporting on Form 20-F. (See b. below for an explanation).

b. Translation of financial statements of investments outside of Chile:

Provida’s operations outside of Chile are not considered extensions of the parent company’s operations and are therefore remeasured into US dollars under Technical Bulletin No.64 as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Revenues and expenses accounts are translated at average rates of exchange between the US dollar and the local currency.

•
The effects of any exchange rate fluctuations on monetary assets and liabilities, denominated in currencies other than the US dollar are compared to the US dollar and are included in the results of operations for the period.

Under Technical Bulletin No.64, the investments abroad which Provida holds would be defined as being held in unstable countries therefore requiring the use of the US dollar as their functional currency.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Minimum dividend:

As required by the Chilean Companies Law, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of its net income as determined in accordance with Chilean GAAP, unless and except to the extent that Provida has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s net income is required by Chilean law, an adjustment to shareholders’ equity has been included in the U.S. GAAP reconciliation in paragraph (o) below, whenever, and to the extent that, interim dividends paid are not at least equal to the 30% minimum dividend. For Chilean GAAP purposes, the dividend is not recorded until declared in the shareholders’ meeting in April of the following year.

d. Marketable securities:

Under Chilean GAAP, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments have been classified as trading under Statement of Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115) and are therefore recorded at their market fair value. Unrealized gains and losses on such investments are directly reflected in the statements of income. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2005, 2006 and 2007, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

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

Starting on January 1, 2004, with the mandatory adoption of Technical Bulletin N°72, investments of 20% to 50% were presumed to represent investees over which the Company had significant influence. Any equity-method investee between 10% and 20% participation was recalculated as its cost basis value at December 31, 2003. Under Chilean and US GAAP, AFORE Bancomer (Mexico), BBVA Crecer AFP (Dominican Republic) and AFP Horizonte (Peru) are accounted for equity method investees, because they are commonly controlled through BBVA Group in Spain.

f. Goodwill

Under Chilean GAAP, goodwill is amortized on a straight-line basis over a maximum of 20 years or the period of the estimated return on investment, whichever is less.

Under U.S. GAAP, effective January 1, 2002, Provida adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. No losses for impairment have been recorded as the result of the annual impairment tests required under SFAS 142. Goodwill generated on purchases of equity method investments is calculated and reviewed for impairment under APB 18. The Company has evaluated the recovery of its goodwill for impairment, under the requirements of Accounting Principles Board Opinion No. 18 (APB No. 18).  As a result of this evaluation, no impairment has been recorded.

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

For U.S. GAAP purposes of Afore Bancomer and the sale of Afore Bancomer and the sale of Afore Profuturo would be accounted for as two separate transactions, recognizing the gain on sale in result of operations and recording goodwill to the extent that the amount paid exceed the fair value of the assets acquired and liabilities assumed for the purchase.

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

On September 8, 2004, the Company received the approval for a merger between AFP Porvenir S.A. and BBVA Crecer AFP, both in the Dominican Republic, a transaction consummated in October 2004. The transaction required pooling of interest treatment for both Chilean GAAP and U.S. GAAP (specifically, for U.S. GAAP purposes under Accounting Interpretation No. 39). To effect the merger, the BBVA Group (Provida’s Parent) exchanged its 35% of interest in BBVA Crecer AFP for 35% of Provida’s participation in AFP Porvenir S.A. The merged entity therefore was held 35% by the BBVA Group, 35% by the Company, and 30% by a minority shareholder.

On September 23, 2004, the Board of Directors of Provida International S.A. agreed to the sale of 100% of its equity interest in AFP Crecer in El Salvador. The sale was carried out on October 12, 2004. The Administrator recorded a gain on this sale of approximately US$3.0 million under Chilean GAAP.

For the sales of the equity interests in El Salvador and Colombia, the gains on sale have been netted against the reversal of amortization of goodwill line in the shareholders’ equity reconciliation.

On March 2, 2007, Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A. The sale price was ThUS$3,500 generating a net gain of ThUS$743 equivalent to MCh$369.

On December 12, 2007, Provida Internacional subscribed a sale and purchase agreement with The Bank of Nova Scotia of Canada, through which Provida Internacional sold the remaining ownership participation in BBVA Crecer AFP S.A. in the Dominican Republic, equivalent to 25.00%. The sale price was ThUS$11,563, generating a gain of ThUS$3,443, equivalent to MCh$1,711.

For U.S. GAAP purposes, the gain on sale was recorded in a different amount due to the basis differences in goodwill on the sale date as reflected in the reconciliation in paragraph (o).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

h. Derivatives:

Statement of Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria and requirements are met.
SFAS No. 133 allows special hedge accounting for “fair value” and “cash flow” hedges, as defined. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings or losses in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

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

The Company estimates the fair value of this financial guarantee approximates zero, as there is very low probability that the guarantee will become effective. As a result, no adjustment has been included in paragraph (o) below.

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting contracts, the mark to market adjusted are flowed through the income statement. No such contracts were in place as of December 31, 2005, 2006 and 2007.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with Statement of Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS No.109), which requires financial accounting and reporting of income taxes, under the following basic principles:

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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a temporary provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from gains on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders’ equity of the Company is included under paragraph (o) below.

j. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Protección in 1999, other Chilean companies and AFP Crecer (The Dominican Republic) (Note 13) was determined as the difference between the carrying value of the assets acquired and the liabilities assumed and the purchase price.

Under U.S. GAAP, the purchase price is allocated to the fair value of assets and liabilities acquired. In connection with these acquisitions, the Company recorded intangible assets, for acquired customer lists at an amount equal to the goodwill recorded for Chilean GAAP purpose. The weighted average life of the customer lists is slightly longer than 20 year amortization period of goodwill recorded for Chilean GAAP purposes. At December 31, 2005, 2006 and 2007 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

k. Mandatory investments

The 1% mandatory investment is accounted for as described in Note 6 for Chilean GAAP purposes. For U.S. GAAP purposes, due to the highly liquid nature of the investment and the Company’s intentions, the mandatory investment would be classified as “trading securities” under SFAS No. 115, recognizing the changes at their fair value in the income statements. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the U.S. GAAP reconciliation in paragraph (o) below.

l. Financial guarantee

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A proportionally to its equity interest in such entity. Under Financial Accounting Interpretation 45 and Financial Accounting Standards Board Concept No. 7, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 34.

m. Involuntary employee termination benefits

Under Chilean GAAP, the Company has recorded an accrual of certain involuntary employees termination benefits related to the rationalization plan in 2007. As up to date, the Company has not informed their employees of the particulars of the plan. In accordance with U.S. GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date. As of December 31, 2007, this requirement had not been met. The net effect of eliminating the accrued liability recognized under Chilean GAAP is presented in paragraph (o).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

n. Life and Disability Insurance

The Company maintains the application of a casualty model to calculate its life and disability insurance expense. According to the Chilean GAAP, should the discount rate applied to the insurance disability liabilities be higher than the discount rate supplied by the insurer the liability supplied by the insurer will be used by the Company according to the law.

Under U.S. GAAP, specifically Statement of Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises (SFAS No. 60), the liability stemming from the application of the casualty model will be used, in other words, this incorporates a projected forward rate for the period corresponding to the payment of the life and disability obligation.

In 2005, 2006 and 2007, the discount rates differed between U.S. GAAP and Chilean GAAP. The adjustment is presented in the reconciliations to net income and shareholders’ equity in U.S. GAAP in paragraph (o) below.

o. Effect of Conforming to U.S. GAAP:

The required adjustments to conform the net income according with accounting principles generally accepted in the United States of America are as follows:

		2005	2006	2007	2007
		MCh$	MCh$	MCh$	ThUS$
Net income in accordance with Chilean GAAP		38,174	47,382	45,190	90,946
Deferred income taxes	(i)	27	(606)	(1,688)	(3,397)
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	-	-	(204)	(410)
Reversal of amortization of goodwill	(f)	934	426	596	1,199
Disability Insurance expense	(n)	523	690	(696)	(1,401)
Involuntary employee termination benefit	(m)	-	-	1,465	2,948
Effects of deferred income taxes of generated by U.S. GAAP adjustments		(89)	(117)	(131)	(264)
Net income in accordance with U.S. GAAP		39,569	47,775	44,532	89,621
Other comprehensive (loss) income:
Cumulative translation adjustments determined under Chilean GAAP		(3,762)	642	(4,864)	(9,788)
Comprehensive income in accordance with U.S. GAAP		35,807	48,417	39,668	79,833

The adjustments required to conform shareholders’ equity amounts with accounting principles generally accepted in the United States are as follows:

		2006	2007	2007
		MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP		221,344	237,299	477,568
Minimum Dividend (30% of net income less interim dividends paid)	(c)	(7,505)	(6,030)	(12,135)
Gain on sale of Afore Profuturo, net	(g)	22,032	22,032	44,340
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	-	(204)	(410)
Deferred income taxes	(i)	(17,603)	(19,291)	(38,824)
Disability Insurance expense	(n)	1,006	429	862
Sale of investment, net and Reversal of amortization of goodwill	(g)(f)	4,551	5,147	10,357
Involuntary employee termination benefit	(m)		1,216	2,447
Shareholders’ Equity in accordance with U.S. GAAP		223,825	240,598	484,205

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
Balance at January 1st,	212,611	223,826	450,451
Dividends paid	(30,237)	(24,371)	(49,047)
Accrual for mandatory dividends, previous year	539	7,505	15,104
Accrual for mandatory dividends, closing date	(7,505)	(6,030)	(12,135)
Net income in accordance with U.S. GAAP	47,775	44,532	89,621
Other comprehensive income (loss)	643	(4,864)	(9,789)
Balance at December 31,	223,826	240,598	484,205

p. Reclassification for U.S. GAAP purposes - Balance sheet

As of December 31, 2005, 2006 and 2007 the goodwill generated on the acquisition of AFP Protección and other companies (Note 13) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders’ equity under U.S. GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Goodwill:
AFP Protección	53,044	48,972	44,916
AFP Unión	7,643	7,026	6,410
AFP El Libertador	853	764	674
BBVA Crecer AFP (The Dominican Republic)	4,899	4,719	-
Customer list	66,439	61,481	52,000

Amortization expense for the years ended December 31, 2005 was MCh$4,953, for December 31, 2006 was MCh$4,953 and for December 31, 2007 was MCh$4,742. Estimated amortization expenses for customer list for the next five years are estimated as follows:

MCh$
2008	4,531
2009	4,531
2010	4,531
2011	4,531
2012	4,531
Total	22,655

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

II.   Additional disclosure requirements

a. Earnings per Share and per ADS:

The following discloses earnings per share as required under U.S. GAAP:

	Year ended December 31,
	2005	2006	2007	2007
Earning per share:
Basic and diluted earnings per share under U.S. GAAP	Ch$119	Ch$144	Ch$134	US$0.27
Weighted average number of shares of common stock outstanding (in thousands of shares)	331,317	331,317	331,317	331,317

The basic and diluted earnings per share data shown above is determined by dividing net income by the weighted average number of shares of common stock outstanding during each year for both Chilean GAAP and U.S. GAAP purposes.

b. Income statement – U.S. GAAP:

	2005	2006	2007
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	135,489	146,155	159,170
Gains on mandatory investments	10,697	24,243	19,752
Other operating revenues	6,287	7,443	7,377
Other operating revenues (related companies)	625	585	533
Total operating revenues	153,098	178,426	186,832
Cost of services provided:
Operating expenses (*)	(48,185)	(37,028)	(38,299)
Operating expenses (related companies)	(39,152)	(62,074)	(69,556)
Amortization of customer list	(4,565)	(5,213)	(4,742)
Gross margin	61,196	74,111	74,235
Administrative expenses	(9,894)	(10,348)	(10,040)
Administrative expenses (related companies)	(4,386)	(5,098)	(5,694)
Selling and marketing expenses	(895)	(1,103)	(949)
Income from operations	46,021	57,562	57,552
Other revenues (expenses)
Interest expense	(1,004)	(1,231)	(1,321)
Interest expense (related companies)	(677)	(856)	(736)
Investment income	44	28	34
Other income, net	(1,626)	(1,530)	(482)
Other income, net (related companies)	1,931	2,246	2,787
Sale of AFP Crecer Dominican Republic	-	-	(204)
Price level restatement	(2,101)	(1,306)	(7,257)
Foreign exchange gain	670	(502)	837
Income before provision for income taxes	43,258	54,411	51,210
Income taxes	(9,605)	(11,314)	(10,178)
Net income	33,653	43,097	41,032
Equity method investee income	5,916	4,678	3,500
Net income	39,569	47,775	44,532

(*) Life and disability insurance premium expenses under U.S. GAAP amounted to MCh$51,935, MCh$62,022, MCh$68,614 for the years ended December 31, 2005, 2006 and 2007, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Cash Flow Information

Cash and cash equivalents as of December 31, 2005, 2006, and 2007 consist of the following under U.S. GAAP and Chilean GAAP:

	2005	2006	2007
	MCh$	MCh$	MCh$
Cash	3,731	3,018	2,759
Time Deposits	511	440	449
Total	4,242	3,458	3,208

The Company has eliminated its cash flow reconciliation to U.S. GAAP in 2006 as the Superintendency of AFP’s conformed its treatment of the previously reclassified items to U.S. GAAP and required retroactive reclassification for all years of cash flow statements presented.

Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each financial instrument as of December 31, 2006 and 2007 for which it is practicable to estimate that value:

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,
	2006		2007
	Carrying Amount	Fair value	Carrying Amount	Fair value
	MCh$	MCh$	MCh$	MCh$
Cash	3,018	3,018	2,759	2,759
Time deposits	440	440	449	449
Marketable securities	113	113	117	117
Accounts receivable	9,834	9,834	5,970	5,970
Receivables due from related companies	4,649	4,649	4,654	4,654
Notes and receivables due from related companies- long-term portion	514	514	212	212
Mandatory investment	155,140	155,140	168,096	168,096
Obligations with banks and financial institutions	26,362	26,362	1,559	1,559
Accounts payable and other notes and accounts due to related companies	1,678	1,678	1,916	1,916
Other long-term liabilities	1,262	1,262	1,209	1,209

d. Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	2005	2006	2007
	MCh$	MCh$	MCh$
Current tax expense under Chilean GAAP	8,136	7,751	7,200
Deferred income taxes as determined under Chilean GAAP	1,406	2,841	1,159
Total income tax provision under Chilean GAAP	9,542	10,592	8,359
Deferred tax effect-U.S. GAAP adjustments	90	117	131
Deferred tax effect applying SFAS N°109	(27)	605	1,688
Tax for the period under U.S. GAAP	9,605	11,314	10,178

The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Deferred income taxes as of December 31, 2006 and 2007 consist of the following:

	Short-term		Long-term
	2006	2007	2006	2007
	MCh$	MCh$	MCh$	MCh$
Deferred income tax assets:
Accrued vacation	237	242	-	-
Leasing obligations, net	17	18	63	47
Provision BHC	-	-	124	123
Other deferred income taxes	21	25	-	-
Total deferred income tax assets	275	285	187	170
Deferred income tax liabilities:
Accrued life and disability insurance	-	-	206	88
Leased assets, net	3	3	64	56
Severance indemnities	3	113	-	-
Gains on mandatory investment	-	-	13,135	15,589
Customer list	728	721	8,922	8,118
Other deferred income taxes	41	44	1,678	1,751
Total deferred income tax liabilities	775	881	24,005	25,602

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2005	2006	2007
	MCh$	MCh$	MCh$
Pretax income in accordance with U.S. GAAP	43,258	54,411	51,210
Statutory tax rate (1)	20%	20%	20%

Statutory tax rate applied to pretax income	8,652	10,882	10,242
Permanent differences and others (2)	1,266	489	69
Price level adjustments	(313)	(57)	(133)
Income tax expense	9,605	11,314	10,178

(1)	Reflects the weighted average tax rate for all consolidated entities in the Group, abroad or in Chile.
(2)	The “others” category includes adjustments to income tax expense to reconcile to the filed tax return. The principal permanent differences relate to equity method investee income.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e.  Advertising expenses

Advertising expenses are as follows:

	For the year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Total	141	415	203

f. Goodwill

For U.S. GAAP purposes, the following are carried as goodwill.

	2005	2006	2007
	MCh$	MCh$	MCh$
AFORE Bancomer (Mexico)(1)	37,162	37,162	37,162
AFP Génesis (Ecuador)	522	522	522
AFP Horizonte (Peru)	481	481	481
Total	38,165	38,165	38,165

(1)
For U.S. GAAP purposes and Chilean GAAP purposes, AFORE Bancomer (Mexico) and AFP Horizonde (Perú) are carried as equity-method investees as the BBVA Group in Spain, Provida’s ultimate parent company, also has an investment in these entities.

For the years ended December 31, 2005, 2006 and 2007 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment has been required to be recorded on the goodwill associated with these equity-method investees.

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

h. Balance sheet reclassifications

Computer software classified as an intangible asset under Chilean GAAP would be reclassified to Other Assets under U.S. GAAP in the amount of ThCh$6,759 less accumulated amortization of ThCh$1,468.

i. Segments

The Company only has one segment.

j. Consolidation

The adoption of FIN 46R did not have any effect on our financial position, income statement, or cash flows.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

III. Recent Accounting Pronouncements

Adoption of FIN 48 “Accounting for Uncertainty in Income Taxes”

In June 2006, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a measurement attribute criteria for the financial statement recognized in a company’s financial statements.  FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company’s financial statements. There were no unrecognized tax benefits as of the date of adoption and of December 31, 2007.

Under Chilean tax regime, as of December 31, 2007, fiscal years 2003 through 2007 remain subject to examination by the Internal Revenue Service (“Servicio de Impuestos Internos”).

Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”

In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13"

This FASB Staff Position (FSP) was issued in February 2008, is effective upon the initial adoption of Statement 157 and amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”

In December 2007, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 – Effective Date of FASB Statement No. 157) which, if adopted, would delay the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”

In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

FAS 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51

This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. It amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting non-controlling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities

In March 2008 the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk–related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.
This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

FAS 141, Business Combinations

This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141, Business Combinations and establishes principles and requirements for how the acquirer:

1.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.
2.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.
3.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions"

This standard was issued in February 2008, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

NOTE 42.	CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. meets the requirements of SEC Rule-4-08 (g) for condensed financial information as presented below.

	As of December 31,
	2006	2007
Condensed balance sheet	MCh$	MCh$
Current assets	40,190	61,709
Fixed assets	986	952
Non-current assets	126,609	70,063
Total assets	167,785	133,623

Current liabilities	38,371	25,002
Equity	129,414	108,621
Total liabilities and equity	167,785	133,623

	As of December 31,
	2005	2006	2007
Condensed income statements	MCh$	MCh$	MCh
Net sales	144,630	131,579	93,109
Net income	66,705	49,235	25,373