Form 20-F/A
period 2007-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2009-01-22
CIK 931588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

María Paz Yanez Macias
Planning and Control Division Manager
Avenida Pedro de Valdivia 100 Santiago, Chile
Telephone number +(56-2) 351-1209
Fax number + (56-2) 679-2320
E-mail myanezm@afpprovida.cl
(Name, Address, including zip code, and telephone number, including area code, of Registrants’ agent for service)

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

EXPLANATORY NOTE

Provida is filing this amendment to its annual report on Form 20-F for the year ended December 31, 2007 (filed with the U.S. Securities and Exchange Commission on May 28, 2008 (the “original filing”)) in response to comments received from the U.S. Securities and Exchange Commission (the “SEC”) requesting (i) an update of the cover page of this Form 20-F, (ii) to identify the typed signature appearing on the report from Deloitte Sociedad de Auditores Limitada, Provida’s independent registered public accounting firm which provided its reports for the audit opinion and audit over management’s assertions of the internal control over financial reporting, (iii) to clarify to the SEC that the English translation of Provida’s Bylaws, as amended and filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on May 28, 2007 includes Provida’s deed of incorporation, which pursuant to Chilean corporate law is consolidated into a single instrument with Provida’s Bylaws, and (iv) to file with the SEC copies of Provida’s life and disability insurance contract with BBVA Seguros de Visa S.A. and of the software license and maintenance agreement entered into between Provida and BBVA Inversiones Chile, S.A., Provida’s majority shareholder.

In addition, we have attached hereto the exhibits required as a result of this amendment and identified in the paragraph above under items (ii) and (iv).  Except for these specific amendments, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. This amendment does not describe other information, events or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the company’s fillings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

B. Memorandum and articles of association

Organization and register

Provida is a Corporation organized under Chilean laws. Shareholders’ rights in Chilean companies are governed by company’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act (Ley de Sociedades Anónimas 18,046). The Company’s deed of incorporation was executed on March 3, 1981 and was subscribed to in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification of the Company’s by-laws was approved in the Extraordinary Shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced to seven. The current Company’s by-laws have been filed as Exhibit 1.1 to Provida’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on May 28, 2008.

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

C. Material contracts

In 2006 and 2007, Provida did not enter into any material contracts other than contracts entered into in the ordinary course of business. In 2004 and 2005, Provida entered into the following contracts, which currently remain effective among the parties thereto:

On December 22, 2004, Provida entered into an insurance agreement with BBVA Seguros de Vida S.A., an affiliate of Provida, pursuant to which Provida’s covers its life and disability payment obligations in excess of a certain casualty rate level that is negotiated with the BBVA Seguros de Vida S.A.  The effect of this agreement is that Provida pays all casualties up to the maximum rate specified in the agreement.  This insurance agreement was modified by mutual consent of the parties commencing on January 2008, in order to update the mortality tables used to calculate benefits, increasing the cost of the insurance.  In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charge by the AFP from 2.39% to 2.59% in order to finance such higher cost.  If the insurance company were unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, fluctuations in Provida’s estimates of what the actual casualty rate will be for any given period, which determine the expenses and provisions Provida will be required to record, significantly affect the results of operations of Provida.  See “Item 4—Information on Provida—Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs” for additional information on the terms of this insurance contract.

On December 1, 2005, Provida entered into a non-exclusive worldwide software license contract and a software maintenance contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform).  During 2007, improvements for new projects were incorporated to the software platform pursuant to the maintenance agreement amounting to MCh$1,584.  Overall, Provida paid to BBVA Inversiones Chile S.A. the amounts of MCh$5,558 in 2006 and MCh$6,760 in 2007 in connection with the software license and MCh$1,362 in 2006 and MCh$1,069 in 2007 in connection with the maintenance agreement.  Both the license contract and the maintenance contract have an unlimited duration and may be terminated by either party with twelve month prior notice or if Provida ceases to be part of the BBVA group of companies.

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

Example: Ch$

Company’s taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Withholding Tax (35% of the Company’s taxable income)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65 (83−18)
Effective dividend Withholding Tax rate	21.7% (18/83)

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

Item 19. EXHIBITS

1.1
English translation of By-laws of A.F.P. Provida S.A. which include its Deed of Incorporation (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on May 28, 2008)

8.1	List of Subsidiaries (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on May 28, 2008)
4.1	English translation of Life and Disability Insurance contract between Provida and BBVA Seguros de Vida S.A.
4.2	English translation of Software License Contract between Provida and BBVA Inversiones Chile S.A. (former BBVA Pensiones Chile S.A.)
4.3	English translation Software Maintenance Contract between Provida and BBVA Inversiones Chile S.A. (former BBVA Pensiones Chile S.A.)
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
12.2.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
12.2.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
13.1	Section 1350 Certification of the Chief Executive Officer
13.2.1	Section 1350 Certification of the Chief Financial Officer
13.2.2	Section 1350 Certification of the Chief Financial Officer

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Dated: January 22, 2009.

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

/s/ Deloitte

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