Form 20-F
period 2008-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2009-05-07
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   Date of event requiring this shell company report
Commission file number: 001-13406

Administradora de Fondos de Pensiones Provida S.A.
(Exact name of Registrant as specified in its charter)

Provida Pension Fund Administrator Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Pedro de Valdivia 100, Providencia,
Santiago, Chile
 (Address of principal executive offices)

María Paz Yáñez Macías
Planning and Control Division Manager
Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone number: (56-2) 351-1209
Fax number: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl
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

Page

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2008, one UF was equivalent to Ch$21,452.57. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2008, which was Ch$636.45 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2008, by adjusting year over year inflation.

The terms “AFP Provida”, “Provida” and the “Company”, unless the context indicates otherwise, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” and “SP” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Form 20-F and include statements regarding intent, belief or current expectations of our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and (iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as “anticipate”, “believe”, “expect”, “intend”, “risk”, “could”, “may”, “seeks”, and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Form 20-F, including, without limitation, “Business overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk”.

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

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

Recent regulatory changes

In 2006, the Government started to work on a reform to the private pension system seeking to improve it and design a system granting effective protection to all the Chilean population, reinforcing the solidarity character of the system, extending its coverage and boosting gender equality.

A Presidential Advisory Council was constituted to this effect, with the mandate to elaborate recommendations that would serve as the basis for a bill for the reform. Once the Council finished its task in June 2006, the Committee of Ministers to the Pension Reform was constituted to consolidate the previous proposal. Finally, the Law for the Pension Reform N°20,255 ( the “Pension Reform Law”) was enacted on March 11, 2008 and published in the Official Gazette on March 17, 2008.

In July 2008, the first stage of the Pension Reform Law providing for the “solidarity principle,” which is mainly directed at the country's poorest people, was implemented. The solidarity principle is aimed at granting basic solidarity pensions and solidarity pension contributions for seniority and disability to people receiving lower pensions after meeting certain requirements. According to the Government’s estimations, 610,000 people should have become beneficiaries during the first year of the Pension Reform Law’s implementation (between July 2008 and July 2009). However, through a dissemination process, more than 98% of them (581,196 people) had already received benefits from the solidarity principle as of December 2008.

In October 2008, the second stage of the Pension Reform Law, which focused on the active sector of the population represented by workers and employers, was implemented. The most relevant matters in this stage were relating to collective voluntary pension savings, Governmental subsidy to formalize the hiring of young workers, voluntary affiliation, and life and disability insurance (entitlement of women up to 65 years of age, entitlement of spouses to become beneficiaries of the insurance, and the elimination of a second determination in cases of total disability).

Additionally, investment matters were implemented, such as expanding the investment alternatives to pension funds at the local and international level; gradually increasing the abroad investment limits; establishing an investment regime fixing limits on indirect investment and authorizing Fund Type E to invest in variable income (up to 5% of its portfolio).

The main matters that will be implemented in 2009, relate to the new affiliates bidding process (workers entering the labor sector) and the bidding process for life and disability insurance.

Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law and has continued training its workers to provide the best service to customers.

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2004, 2005, 2006, 2007 and 2008 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2004, 2005, 2006, 2007 and 2008 included herein.

The audited Consolidated Financial Statements have been prepared in accordance with Chilean Generally Accepted Accounting Principles (“Chilean GAAP”), which differs in certain significant aspects from the Accounting Principles in the United States of America (“U.S. GAAP”). Note 41 to our audited Consolidated Financial Statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the fiscal years ended December 31, 2006, 2007 and 2008.

Pursuant to Chilean GAAP, the financial information in the following table for all periods has been restated in constant Chilean pesos as of December 31, 2008. See Note 2 letter c) to the audited Consolidated Financial Statements for further information.

	As of and for fiscal years ended December 31,
	2004(6)	2005	2006	2007	2008	2008
	(In million constant Ch$ and thousands of US$ as of December 31, 2008) (1)(2)
CONSOLIDATED INCOME STATEMENT DATA	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Chilean GAAP:
Operating revenues	152,173	166,724	194,306	203,460	177,082	278,234
Operating cost and expenses	(113,430)	(112,205)	(126,691)	(136,459)	(168,515)	(264,774)
Income from operations	38,743	54,519	67,615	67,001	8,567	13,459
Non-operating income (expenses) – net	3,309	(2,556)	(4,481)	(8,687)	(15,756)	(24,755)
Income taxes	(8,345)	(10,391)	(11,535)	(9,103)	(3,565)	(5,601)
Net income (loss)	33,707	41,572	51,599	49,211	(10,754)	(16,897)

Earnings per share and per ADS (3) (4)
Income from operations per share	117	165	204	202	26	0.04
Net income (loss) per share	102	125	156	149	(32)	(0.05)
Dividends per share and per ADS (4) (5)	91	113	78	74	46	0.07
Dividends per share and per ADS (in US$) (4) (5)	0.14	0.21	0.15	0.15	0.07

US GAAP:
Operating revenues	150,746	166,724	194,306	203,460	177,082	278,234
Operating cost and expenses	(108,468)	(116,607)	(131,621)	(140,785)	(171,647)	(269,694)
Income from operations	42,278	50,117	62,685	62,675	5,435	8,540
Non-operating income (expenses) – net	10,013	3,434	1,664	(3,098)	(10,059)	(15,805)
Income taxes	(10,047)	(10,460)	(12,322)	(11,083)	(594)	(933)
Net income (loss)	42,244	43,091	52,027	48,494	(5,218)	(8,198)
Earnings (losses) per share and per ADS (3) (4)	128	130	157	146	(16)	(0.02)

Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Current assets	19,128	19,868	19,661	15,192	43,842	68,884
Mandatory investment	130,317	140,560	168,947	183,057	141,882	222,928
Property, plant and equipment	31,990	30,719	30,048	29,135	28,765	45,197
Total assets	290,963	296,876	319,845	314,911	298,542	469,074
Total shareholders’ equity	214,157	221,674	241,044	258,418	234,982	369,207
US GAAP:
Current assets	19,602	19,868	19,661	15,192	43,842	68,884
Mandatory Investment	130,317	140,560	168,947	183,057	141,882	222,928
Property, plant and equipment	31,990	30,719	30,048	29,135	28,765	45,197
Total assets	294,776	301,604	325,036	320,752	305,464	479,950
Total shareholders’ equity	223,086	231,533	243,745	262,010	250,677	393,867

(1)	Except per share and per ADS data.
(2)	Solely for the convenience of the reader, Chilean peso amounts have been translated into US dollars at the rate of Ch$636.45 per US$1.00, the Observed Exchange Rate for December 31, 2008.
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(4)	Calculated on the basis of one share per ADS, figures expressed in Chilean pesos and also in US dollars as of December 31, 2008.
(5)
Dividends per share and per ADS in Chilean pesos represent actual dividends paid adjusted for inflation to December 31, 2008. Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

(6)
On January 25, 2005, the Superintendency of Pension Fund Administrators through its Note N° 1,886 stated that the financial revenues from the life and disability insurance contract in the relevant period should be classified as “other operating revenues” and were appropriately reclassified for the fiscal year ended December 31, 2004.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate between the Chilean peso and the US dollar. Such exchange rates are provided solely for the convenience of the reader and are not necessarily the exchange rates used by the Company in the preparation of the audited Consolidated Financial Statements included in this annual report. No representation is made to the effect that the Chilean peso could have been, or could be, converted into US dollars at the exchange rates indicated below or at any other exchange rate.

Yearly amounts	Average Rate of Chilean pesos per US$1.00
2004	609.55
2005	559.86
2006	530.26
2007	522.69
2008	521.79

Nominal Rate of Exchange (Chilean pesos per US dollar)
Months	Monthly Average	High	Low
October 2008	618.39	676.75	551.31
November 2008	651.51	675.57	629.19
December 2008	649.32	674.83	625.59
January 2009	623.01	643.87	610.09
February 2009	606.00	623.87	583.32
March 2009	592,93	614,85	572,39
Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on April 30, 2009 was Ch$580.10 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s operating revenues comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 108.9% of the total operating revenues for the year ended December 31, 2008. As a result, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

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

Additionally, Provida’s financial condition and operations results could also be adversely affected by changes in the economic policies implemented by the Chilean Government, political or economic developments in Chile or those affecting Chile. Changes in development of the Chilean economy could adversely affect Provida’s ability to develop its business strategy.

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 27.4% of Provida’s total assets under management for the year ended December 31, 2008.

The Pension Reform Law increased the permitted abroad investment range available to AFPs, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (October 1, 2008 to September 30, 2009) and between 30% to 80% commencing on the thirteenth month (October 1, 2009). During the first twelve months, the Central Bank also established the gradual increase in the maximum limits on the AFPs’ investment: 45% starting on October 1, 2008, 50% beginning on December 1, 2008, 55% beginning on April 1, 2009 and 60% beginning on August 3, 2009.

Such reform permits pension funds to have new investment opportunities, which could improve the diversity of their investment portfolios, but at the same time increases the potential exposure of the total assets managed by such AFPs to the international markets.

The worldwide economy could affect Provida’s returns obtained on mandatory investments and therefore its net income.

Provida’s returns on its investments in foreign companies could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where such companies are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate MCh$1,542 (MUS$2.4) of Provida’s net income for the year ended December 31, 2008. These foreign administrators are highly regulated, which generates certain stability. However, Provida cannot ensure that changes in the laws of those countries where these subsidiaries are located could not affect its results. Further, given the link between the results of the pension business and the economic conditions in the countries where the Company operates, a change in the economic situation of those countries could affect Provida’s results.

In accordance with the accounting policies, particularly Technical Bulletin N° 64, issued by the Chilean Institute of Accountants, the devaluation of domestic currencies against the US dollar and the appreciation of the latter with respect to the Chilean currency could adversely affect the income from foreign related companies recognized by Provida and therefore their respective returns.

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share around 40% in terms of number of clients and over 40% in terms of assets under management and the associated salary base. Given its position in this market and its relative size, it is highly probable that competitors will take steps towards attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$14,378,254 (US$22.6 billion) as of December 31, 2008 are very large with respect to the size of the local capital market measured by its total capitalization. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its affiliates. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Additionally, if pension fund returns managed by Provida do not achieve the legal minimum return established by law, due to any instability or uncertainty in capital markets as described above, the Company could lose part of its mandatory investments aimed at covering this difference. (See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of affiliates’ contributions in the pension funds”). This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

Provida operates in a regulated market in which its flexibility to manage its business is limited

Provida’s operations are regulated by the Pension Law and, to the extent applicable, Chilean corporation law. The Pension Law defines the scope of the business of pension fund administrators, which only permits Provida to engage in the administration of its pension funds and the rendering of related benefits. Provida is also authorized to establish local related corporations that may complement its line of business or invest in pension fund administrators or entities located in other countries whose business is related to pension matters.

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

To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to observe either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of affiliates’ contributions in the pension funds”.

The Pension Reform Law has increased the investment limits for the pension funds. However, Provida cannot ensure that it will be able to fulfill minimum return requirement or the minimum reserve.

Provida’s business and results of operations may be affected by changes in laws, regulations or Chilean Government proposals

On January 16, 2008, the Pension Reform Law to the private pension system was approved and was published as the Republic Law (N° 20,255) in the Official Gazette on March 17, 2008. The first changes started to be implemented on July 1, 2008. Changes introduced by the reform can be summarized into four areas: coverage improvement, new industrial organization, investments and new institutional framework.

Provida’s management believes that the approved reform consolidates the current private pension system after 26 years of existence and confirms an adequate legal framework for AFPs to continue developing their activities. In reference to the coverage improvement, Provida believes that this implies a new business opportunity for AFPs. Regarding the new industrial organization aimed at increasing competition and reducing entrance barriers, Provida has the support of the BBVA Group, which has a leading position in the Latin-American pensions market, as well as a competitive advantage in successfully facing the new conditions in the industry. Additionally, Provida estimates that the flexibility of investment alternatives makes it possible for increased competition.

However, future changes in laws or regulations in Chile may have a negative effect on Provida’s financial results.

Life and disability insurance is the main component of operating expenses, therefore an increase in the casualty rate of the client’s portfolio, or future changes in the market conditions or in the assumptions of our casualty model, could materially and adversely affect the Company’s results of operations

By law, Provida is required to provide life and disability benefits to its affiliates and is required to obtain insurance to comply with this obligation. An insurance policy negotiated with the insurance company covers Provida’s life and disability payment obligations over a certain casualty rate level. Provida pays all casualties up to the maximum rate specified in the contract (1.10% under a contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 for an undefined term). The insurance policy conditions were modified by mutual agreement of the parties with effect from January 2008 to update the mortality tables used to calculate benefits, increasing the cost of the insurance. In figures, the maximum casualty rate increased to 1.70%, accompanied by a rise of the fee charged by the AFP from 2.39% to 2.59% in order to finance such higher cost. Additionally, in October 2008 the fee was increased again to 2.64% in view of the new benefits granted by the Pension Reform Law to female affiliates and their spouses. The changes previously mentioned will not have any retroactive effect over Provida’s financial statements for 2008 and prior years.

In addition, if the insurance company were unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, fluctuations in Provida’s estimates of what the actual casualty rate will be for any given period—which determine the expenses and accruals Provida will be required to record—significantly affect its results of operations. If the Company used different assumptions to calculate the casualty rate, its results of operations could be materially adversely affected. See “Item 4. Information on Provida—B. Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—Critical accounting policies—Accounting of life and disability insurance costs”.

The Pension Reform Law introduces a requirement for a public bidding process to be held by all AFPs to insure their life and disability obligations at a common premium applicable to all AFPs. Such insurance will be awarded to one or more insurers offering the best economic terms. Under the Pension Reform Law, awarding the insurance to more than one insurer will contribute to avoiding the risk of excessive concentration for the coverage of whole-life and disability insurance liabilities. Such initiative will be implemented a year following the Pension Reform Law’s enactment, that is, the second semester of 2009.

Provida is exposed to the credit risk of the insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

Under Provida’s insurance policies for 2007 and 2008, the insurer was required to cover all life and disability benefits in excess of a maximum casualty rate level of 1.27% of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar events) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. The occurrence of any of the foregoing could cause Provida to bear material additional costs, which could significantly affect its results.

Under the Pension Reform Law as previously mentioned, it is likely that the winning bid will come from a group of insurance companies, thus decreasing the credit risk assumed by AFPs. Additionally, in the case of bankruptcy of all involved insurance companies, the benefits payments will be covered by a State guarantee. However, the issuance of ancillary regulations by the Superintendency is still pending, which will specify responsibilities of the different participants in the life and disability insurance.

Item 4.  INFORMATION ON PROVIDA

A.	History and development

Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile on April 6, 1981, under number 6,060, subsection 3,268. Provida’s by-laws specify that the Company shall have a duration of one hundred years, beginning on the date on which its existence was authorized. Provida’s registered office is located at 100 Pedro de Valdivia Avenue, 16th floor, Providencia, Santiago, Chile. Provida’s telephone number at that location is (56-2) 351-1200 and its website is www.bbvaprovida.cl.

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2008, according to official  statistics released by the Superintendency of Pensions, Provida was the largest of the five AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, affiliates’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system.

At the end of the 90s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 42% in 2008 in terms of affiliates and from 20% to 31% in 2008 in terms of total assets under management.

Since 1993 Provida has participated in establishing private pension systems in other countries in Latin America, achieving at the end of the 90’s equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its subsidiary, Provida Internacional. In 1999, BBVA Group purchased a controlling interest in Provida and since 2001 the Company has participated with BBVA Group under a joint strategy to boost the aggregate pension holdings in Latin America.

In 2001 Provida Internacional sold its interest in the Mexican company AFORE Profuturo S.A. de C.V., a sale that allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.50% stake in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”).

Additionally, in September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A. (“AFP Génesis”), which had a leading position in the Ecuadorian fund management industry. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

In 2003, Provida sold its equity interest in AFPC Porvenir S.A. in Colombia to the Sarmiento Group, the controlling shareholder of such administrator. This decision was based on the fact that the Colombian market had matured and was undergoing changes in regulations and the fact that Provida did not have management control of the company while the BBVA Group had a controlling position in another administrator, AFPC Crecer. In conjunction with the above transaction, Provida acquired a 100% stake in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and the minority shareholders with the expectation of the future merger with BBVA Crecer, the AFP of the BBVA Group in that country.

In May 2004, Provida sold its 30.00% stake in AFP Porvenir in the Dominican Republic to the local investor Progreso Group retaining a 70.00% stake to carry out the merger process between AFP Porvenir and BBVA Crecer, in which the BBVA Group held 70.00% stake. Following the merger, Provida and the BBVA Group each held a 35.00% stake in AFP Porvenir and the remaining 30.00% was held by the Dominican financial investor Progreso Group.

Also in October 2004, Provida Internacional sold its equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, a disposal that was triggered by moderate growth perspectives for that mature market.

In 2007, Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A. to one of the companies of the Vicini Group, retaining a 25.00% equity interest in such AFP. In December 2007, Provida Internacional sold the remaining 25.00% equity interest to the Bank of Nova Scotia of Canada, as a result of which Provida Internacional no longer has an equity interest in that company.

Regarding local investments, Provida became a shareholder of Investment DCV in 1993, a company whose main purpose is to invest in entities engaged in offering securities to the public and in which Provida currently holds a 23.14% equity interest. Since 2000, Provida has been a shareholder in PreviRed.com, a company that provides electronic collection services for pension contributions. Provida currently holds a 37.87% equity interest in PreviRed.com. Finally, in 2002 a consortium composed of all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), in which Provida holds a 37.80% equity interest.

There were no significant events in 2008 concerning Provida's domestic and international investments.

Capital expenditures and divestitures

Capital expenditures for the last three years were in the aggregate MCh$4,593 (approximately MUS$7.2) mainly related to investments in properties and equipment. In relation to divestitures for the last three years, these totaled MCh$8,219 (approximately MUS$12.9) mainly related to the sale of equity interests held in BBVA Crecer in the Dominican Republic.

In 2006, capital expenditures were related to capital increases required for the local subsidiary, Administradora de Fondos de Cesantía Chile S.A., and investments in fixed assets in the ordinary course of business. With regard to capital divestitures, these referred to the sale of fixed assets, and in particular vehicles.

In 2007, capital expenditures referred to capital increases in the Administradora de Fondos de Cesantía Chile S.A. (local subsidiary) and investments in fixed assets made in the ordinary course of business. In connection with capital divestitures, these related to the sale of the equity interest (10.00% in March 2007 and 25.00% in December 2007) in BBVA Crecer AFP in the Dominican Republic.

In 2008, capital expenditures corresponded to investments in fixed assets made in the ordinary course of business, and in particular to investments in computer equipment and software. With respect to capital divestitures, these related to the sale of fixed assets, mainly furniture and facilities.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2006, 2007, 2008:

	For years ended December 31,
	(In million of constant Ch$ as of December 31, 2008)
	2006	2007	2008
Capital Expenditures	(1,826)	(1,374)	(1,393)
Divestitures	13	8,192	14

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover in respect of any other companies’ shares, in either the last or current fiscal year.

B.    Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately ThUS$170), which increases based on the number of affiliates up to UF20,000 (approximately ThUS$670) for AFPs with over 10,000 affiliates. The Administrators must maintain at all times shareholders' equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If the AFP is not able to do so, the Superintendency of Pensions would revoke the authorization of existence and liquidate the society.

The AFPs are required by law to be single-purpose companies authorized to provide the following services:

-	collection and management of contributions made by affiliates;
-	investments of affiliates’ contributions in pension funds managed by the AFP;
-	provide life and disability benefits for affiliates; and
-	provide a senior pension for affiliates.

Services of collection and management of contributions made by affiliates

The services provided by the AFPs in connection with collection and management of contributions include mandatory contributions and voluntary contributions made by its affiliates.

Regarding mandatory contributions and in accordance with the Pension Law, each dependent worker and affiliate of Provida must contribute 10% of his/her taxable salary into his/her individual capitalization account. Such contributions are deducted from the affiliate’s salary and are used to purchase shares of some of the five types of funds that Provida manages. These funds are legal entities separate from Provida as Administrator.

The Pension Reform Law established the requirement for self-employed workers to make contributions. Such requirement will come into force on January 1, 2012 and from that date onwards, self-employed workers must gradually make contributions based on a 40%, 70% and 100% of his/her salary during the first, second and third year respectively. Additionally, the new regulation incorporates the concept of voluntary affiliate, which applies to any individual who does not engage in a remunerated activity and decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s affiliates by their employers and those contributions from Provida’s self-employed affiliates and voluntary affiliates. Those monthly contributions are credited into each affiliate’s individual capitalization account. In the case of dependent workers, each employer must provide Provida with a monthly payroll listing all its employees who are affiliates of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary affiliates may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, dependant workers whose spouses are voluntary affiliates, can grant authorization to their employers to deduct the contributions to be added on their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in Santiago for processing. Each AFP also administers an individual and private indemnity account in the fund for household workers (such as housekeepers).

Provida offers its affiliates the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. Because this voluntary account is not designated as pension savings but free disposal, the affiliate may make deposits into his/her account as often as desired and is able to make withdrawals up to six times a year with no amount restriction. Currently, Provida charges a variable fee of 0.92% per month over the administered funds. This account is kept open in the pension fund registers, regardless of its account balance status.

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF50 (approximately US$1,700). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2) for fund transfers collected for other financial institutions.

As a way to improve the volume of affiliates’ contributions and therefore the cover of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC”) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This saving is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntary select this modality. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this modality, the Authority has established tax incentives for workers.

Investment Services of affiliates’ contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of management’s investment decisions, the following committees of Provida are involved:

- The Board of Directors’ Investment Committee: this is comprised of at least three directors of Provida, the Chief Executive Officer, the Chief Investment Officer and other executives appointed by the Board of Directors. Among its functions are: to design an investment policy and a risk profile for each fund type; to supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; to review objectives, policies and proceeds to and from the administration of the investment risk in the pension funds; to examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and to approve investments in any new kind of asset, among others.

- Committee of Investments and Risks: this is comprised of the Chief Executive Officer, the Chief Investment Officer, the Operating and Market Risk Manager and other executives. Among the responsibilities and attributions of this committee are: to review the different measures of risk-return presented by the Operating and Market Risk Management; to approve different issuers, counterparts, mutual funds agencies, agents, among others, proposed by the Investment Management; to take notice about any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

The organization structure and the clear definition of the powers vested, attributions and responsibilities play an important role in the investment process. The structure is designed to fully develop the staff’s abilities and the optimum implementation of the investment policy in order to reach the proposed goals, managing the complexity of different instruments and markets in which the different type of funds are invested in, and the appropriate management of financial and operative risks faced by them.

For this, the unit responsible for asset management, known as Provida’s Investment Area, has two management divisions: the “Variable Income and Fixed Income” and “Strategic Control Deputy management.” Both managers and the head of department include full-time research analysts with experience in investments, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. Provida’s Investment Control Department, which is part of the Planning and Control Division of the Company, validates investments each day before entering into them. Additionally, this department has the obligation of disclosing to the Superintendency of Pensions a daily report with all investment activities.

It is important to notice that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed annually, and is effective up to November 2009. This certification includes all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the Investment Control Department and the Treasury Department as part of the Planning and Control Division.

The general objective of Provida’s investment activity is to administer the investment portfolios composed of the affiliates’ contributions in order to obtain the highest possible return for the level of risk and terms of these affiliates’ profiles. For this and according to the current regulation, the affiliates have five fund types, allowing maximizing the expected pension according to their specific risks profiles.

To aid the affiliates’ in making the best choice, Provida seeks at all times that the five fund types (fund Type A, B, C, D and E) have a clear difference among them regarding potential risk and returns. This difference is limited by the current regulations, including the requirement of a minimum return.

The main difference among the different fund types, as stipulated in the regulation, is the proportion invested in variable income securities. Fund Type A has the highest concentration allowed in variable income securities with a maximum of 80%; fund Type B has a maximum concentration of 60%; fund Type C has a maximum concentration of 40%; fund Type D has a maximum concentration of 20% and fund Type E has the lowest concentration with a maximum of 5% in variable income securities (commencing on October 2008). The regulation establishes several restrictions regarding the investment activities that can be developed by each fund to guarantee the maintenance of such differences among the funds according to the risk of variable income securities permitted for each of them.

The investment philosophy behind the five fund types is to combine the highest possible diversification with low costs and a high degree of transparency. These principles must always be present when making and implementing the investment decisions.

The Pension Reform Law increased the range allowed for AFPs to make investments abroad, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% since the thirteenth month (October 1, 2009). Currently, the maximum limits established by the Central Bank are: 45% from October 1, 2008, 50% from December 1, 2008, 55% from April 1, 2009 and 60% commencing on August 3, 2009.

The table below summarizes the Pension Reform Law’s ranges for foreign investments per each Type of Fund:

Investment limits in variable income instruments
	October 1, 2008 – September 30, 2009	October 1, 2009 onwards
Fund Type A	25% - 80%	45% - 100%
Fund Type B	20% - 70%	40% - 90%
Fund Type C	15% - 60%	30% - 75%
Fund Type D	10% - 30%	20% - 45%
Fund Type E	5% - 25%	15% - 35%

The Pension Law also distinguishes among the age and gender of the individuals who may select to participate in the different fund Types. A description of the requirements to participate in each of the funds is detailed as follows:

Multiple funds allowable selections
	Men up to 55 years old and women up to 50 years old	Men from 56 yearsold and women from 51 years old not pensioned	Pensioned affiliates
Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed
Source: Superintendency of Pensions

According to the Pension Law, if at the ages of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

Moreover, if the affiliate does not voluntarily choose a fund, the mandatory contributions are assigned and modified by law according to the affiliate’s age:

-	Contributions made by men and women younger than 35 are to fund Type B;
-	Contributions made by men between 36 and 55 and women between 36 and 50 to fund Type C; and
-	Contributions made by men older than 56 and women older than 51 to fund Type D.

For affiliates who apply to programmed withdrawal, temporary income with deferred life annuities or immediate life annuities with programmed withdrawal plan, 100% of their savings are initially allocated in fund Type D, thereafter, these affiliates may opt for any fund among the permitted alternatives.

After the creation of multiple funds, fund Type C managed by Provida, continues to have the highest proportion of assets (46.9% at the end of 2008) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
(In constant MCh$ as at December 31, 2008)
	December 2002		December 2008
	MCh$	% of the total	MCh$	% of the total
Fund Type A	115,302	1.1%	2,113,884	14.7%
Fund Type B	1,204,969	11.7%	2,665,949	18.6%
Fund Type C	7,516,485	73.2%	6,748,474	46.9%
Fund Type D	1,039,661	10.1%	2,059,888	14.3%
Fund Type E	405,032	3.9%	790,058	5.5%
Total	10,281,449	100.0%	14,378,254	100.0%
Source: Superintendency of Pensions

Under the Pension Law, each pension fund is a separate legal entity from the AFP, not affected in any way by the AFP’s financial situation. In the event of the AFP’s bankruptcy, the Superintendency of Pensions would assume control of the fund, allowing affiliates 90 days to transfer funds in his/her individual capitalization accounts to another AFP. At the end of this period, the fund custodian appointed by the Superintendency of Pensions would transfer all remaining accounts to another fund designated by the custodian.

The Pension Law establishes that each AFP must maintain a reserve for mandatory investments equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the Superintendency of Pensions, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pension Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation intends to eliminate potential conflicts of interest that could arise between investment decisions relating to a portfolio held as AFP’s reserves and those relating to the portfolio where pension funds are invested.

The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. This requirement has been determined in accordance with the different portfolio compositions, requiring those with a greater investment in variable income securities and therefore potentially subject to higher volatility (funds Type A and B), a larger margin to achieve the requirement. As a consequence, for pension funds Type C, D and E, this level is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser of (a) the weighted average annual real return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual real return for the last 36 months of the same type of all pension funds in the system.

The Pension Reform Law includes an exception to the previous paragraph for those funds that have less than 36 months of operations. In these cases, such AFP will be liable to the fund to the extent that the weighted annual real return of funds Types A and B are less than the lesser of (a) the weighted average annual real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average real return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than twelve operating months.

The average annual real return is calculated by the Superintendency of Pensions according to a weighted formula established by the Pension Law that among other issues limits the maximum participation of any AFP in the calculation. If for a certain month, the pension fund’s annual real return on investment falls below the minimum return required, the difference must be covered by the mandatory investments. If the resources from mandatory investments are applied and the minimum return is still not reached, the Chilean Government will have to make up the difference.

In the event that the pension funds managed by an AFP fail to fulfill the required minimum level of investment return, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If reserves are used to fund any deficit in the required level of return, the AFP must replenish them within fifteen days. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

Services of granting life and disability benefits

As required by the Pension Law, Provida has obtained insurance to cover its obligations to provide life and disability benefits to affiliates. The selection of the insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available.

If an affiliate dies or becomes disabled prior to the legal age of retirement (65 years of age for men and 60 to 65 years of age for women) and before accumulating sufficient funds in his/her individual capitalization account to finance payments to the affiliate or his/her beneficiaries regarding pension benefits required by law, the AFP has an obligation to make up the shortfall in the affiliate’s individual capitalization account. Under the law, each AFP is required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. For more information on the costs associated with this insurance, see “Primary Expenses” below.

The Pension Reform Law eliminates the exclusive responsibility of AFPs in the life and disability insurance, by requiring that the AFPs jointly purchase fixed and unique premium insurance through a bidding process to cover this risk. Such insurance will be awarded to one or more insurance companies, offering the best economic offer, which is likely to be awarded to more than one insurer in order to avoid an excessive concentration and totally cover the disability and survival risk. In case of bankruptcy of all involved insurance companies, the benefits payments would be covered by a State guarantee.

On April 6, 2009, the bidding conditions of the first bidding process of the life and disability insurance were released according to the following schedule:

-	May 5, 2009 bidding offers are received
-	May 15, 2009 life and disability insurance is awarded
-	May 18, 2009 second call for bidding offers for the pending segments, if applicable
-	June 2, 2009 life and disability insurance is awarded for the pending segments, if applicable

Additionally, through the Pension Reform Law, a solidarity pension system financed by the resources of the State, which began granting benefits on July 1, 2008, was created to complement the existing private pension system. The solidarity pension system will grant, among other benefits, basic solidarity pensions of disability and solidarity pension contributions of disability. To have these benefits, certain requirements must be fulfilled:

-
Basic solidarity pension for disability: being declared disabled by a Medical Commission designated by the Superintendency; not being eligible to receive any pension under any pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request.

-
Solidarity pension contribution of disability: being declared disabled by a Medical Commission designated by the Superintendency; being affiliated to the pension system established by the 3,500 Law Decree of 1980; not receiving a pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible to a disability pension, provided that the sum of the amount of such pension plus any other pension received from such system, is inferior than the basic solidarity pension of disability.

The solidarity system will be administered by the Social Pension Institute, having the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it will regulate the proceeding of the request, the operating manner and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, the current affiliates to the private pension system are able to submit their requests to access the solidarity pension system to the AFP which they are part of for further submission to the Social Pension Institute.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their affiliates who meet the legal age requirement: 60 years of age for women and 65 years of age for men.

Affiliates meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, which gradually increased, over a term of 6 years, the required percentages between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension. The latter intended to increase the level of pensions received and restrain the trend of retirement before reaching the legal age, present among workers in recent years, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

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

The Chilean Government guarantees a minimum level of senior pensions for all AFP’s affiliates who have contributed for at least 20 years (including any year contributed under the former system) having reached the retirement age stipulated by the law. In the event that the affiliate’s contributions into his/her individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the affiliate’s individual capitalization account until the account is depleted.

The solidarity pension system financed by the State resources incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the affiliates must meet certain requirements:

-
Solidarity basic senior pension: not being eligible to any pension under any pension regime; reaching 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than twenty continuous years (or may be discontinuous if accounted from the time the affiliate had reached 20 years of age), and for a period of not less than four years of residence in the last five years prior to the submission of the request.

-
Solidarity senior pension contribution: being eligible to one or more pensions ruled by the Law Decree 3,500 of 1980; reaching 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than twenty continuous years (or discontinuous if accounted from the time the affiliate had reached 20 years of age), and for a period of not less than four years of residence in the last five years prior to the submission of the request. The last requirement will be considered fulfilled when the affiliate completes twenty years or more of contributions in one or more of the Chilean pension systems.

At retirement, the affiliate chooses among four options for receiving his/her pension benefits: an immediate life annuity, a temporary income with deferred life annuity, a programmed withdrawal plan or and immediate life annuity with a programmed withdrawal plan.

-
Immediate life annuity: the affiliate selects a life insurance company, which pays the affiliate a monthly fixed income for the rest of his/her life in exchange for transferring the total amount in his/her individual capitalization account. Currently, for the affiliates that elect this alternative, the insurance company must offer a pension that is equal to or greater than the minimum seniority pension guaranteed by the State. From July 1,

2008, due to the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension applicable at the moment of retirement.

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

-
A programmed withdrawal plan: the affiliate keeps his/her funds deposited in his/her individual capitalization account with the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as the affiliate’s life expectancy. The amount of the affiliate’s monthly pension under the programmed withdrawal plan is recalculated every twelve months based on the surplus amount in the individual capitalization account of the affiliate and the variables described above. In the event that such amount falls below the minimum pension level, the Government’s guarantee becomes enforceable, if applicable. If the affiliate chooses a programmed withdrawal plan, it is possible to switch him/her to a life annuity plan. However, if an affiliate elects to transfer savings from his/her individual capitalization account to a life insurance company to receive life annuity benefits, the affiliate may no longer return to the programmed withdrawal plan.

-
Immediate life annuity with a programmed withdrawal plan: the affiliate contracts an immediate life annuity with a life insurance company financed with part of the balance maintained in his/her individual capitalization account, allocating the remaining balance to the programmed withdrawal plan. In this case, the pension would correspond to the sum of the amounts received from each modality. The affiliates allowed to opt for this modality, should be able to obtain an immediate life annuity equal to or higher than the minimum seniority pension guaranteed by the State (with the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension).

The following chart describes the amounts of the seniority basic solidarity pension, including the effective dates and the segment in which the family group should belong to obtain this benefit:

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

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF, being recalculated annually according to the new balance of the account. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF45 (approximately US$1,500).

Additionally, an affiliate who has been affiliated to the pension system for at least 10 years, may withdraw part of the balance of his/her individual capitalization account and freely use the surplus provided that he/she is able to obtain a pension from his/her pension funds equal to or superior to 70% of his/her average taxable remuneration and equal to or superior to 150% of the legal minimum prevailing pension. Such surplus corresponds to the difference between the total pension savings in the affiliate’s capitalization account and the funds required to finance the highest value resulting from the application of the aforementioned requirements (70% of average taxable remuneration and 150% of the legal minimum pension). To calculate the requirement, the lowest rate between the average rate of the life annuities informed and the rate of programmed withdrawal of the fund where the affiliate has his/her account, is used.

With the Pension Reform Law, the right to withdraw the disposable surplus will be limited to those affiliates that have a pension superior or equal to 100% of the maximum pension with a solidarity contribution, and 70% of the average of remunerations received and salaries declared.

The following chart describes the amounts of the maximum pension with solidarity contribution; including the effective dates and the family group segment to which the beneficiary should belong to in order to be eligible obtain this benefit:

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

Primary revenues

(i) Fee income

The most significant source of operating revenues for Provida is the monthly fee charged to affiliates in connection with deposits into his/her individual capitalization account. Under the Pension Law, an AFP is permitted to charge a fee for:

-	Collection and administration of mandatory contributions;
-	Pension payments of programmed withdrawals;
-	Collection and administration of voluntary savings; and
-	Management and transfer of voluntary pension savings to other entities.

Provida, as well as the rest of the AFPs, are currently charging fees for each of the above services.

In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its affiliates or pensioners. In connection with fees charged, the Pension Law establishes that each AFP must apply the same fee levels to each of its affiliates, excluding affiliates who are not entitled to receive life and disability benefits and are charged a lower fee regarding mandatory contributions to reflect lower costs to the administrator.

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have limited the range of fees charged by AFPs.

The AFP earns fees in connection with the collection of contributions to affiliates’ individual capitalization accounts and the administration of such accounts. In 2008, out of the total of Provida’s operating revenues, MCh$195,876 or 110.6% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on affiliates’ monthly mandatory contributions to his/her individual capitalization account.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. With the enforcement of the Pension Reform Law, effective from October 1, 2008, the ability each AFP had to determine whether to charge a fixed fee deducted from the pension fund was eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base up to a maximum of UF60 per month (US$2,000 approximately). The above figure will be adjusted by the index of the variation in real wages published by the National Statistics Institute. For instance, if an affiliate receives a monthly salary of Ch$100,000 as a dependant worker, he/she must contribute Ch$10,000 to an AFP. Under Provida’s variable fee currently in force (2.64% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$2,640.

The requirement to charge a uniform fee to all affiliates has limited the AFPs’ flexibility to reward long-term or higher-income contributors with lower fees compared to those charged to newer and/or lower funds accounts. Although changes to this rule have been proposed on several occasions, Provida cannot ensure that a change will be adopted that would allow Provida to reward long-term or higher-income contributors through lower fees.

The fee structure for the years 2006, 2007, 2008 and March 2009 are as follows:

Monthly fees for mandatory contributions
	(For the years ended December 31, and as of March 31, 2009, in nominal Ch$)
	2006		2007		2008(*)	March 2009(*)
	Fixed	Variable	Fixed	Variable	Variable	Variable
	Ch$	%	Ch$	%	%	%
Provida	-	2.39	-	2.39	2.64	2.64
Industry High	690	2.55	690	2.89	3.61	3.61
Industry Low	-	2.23	-	2.23	2.64	2.64
Industry Low among AFPs charging fixed fee	320	2.23	320	2.23	2.64	2.64
Industry Average	358	2.42	243	2.51	2.84	2.84
Source: Superintendency of Pensions
(*) The Pension Reform Law eliminated the fixed fee, effective from October, 2008.

Pension payments of programmed withdrawals

With respect to fees charged for programmed withdrawals, the Pension Reform Law authorizes the AFPs to charge only a variable fee over the pension paid. Currently, all the AFPs charge a variable fee of 1.25%.

Under this modality, the affiliate maintains his/her funds deposited in an individual capitalization account in the AFP and withdraws a monthly pension in accordance with a pre-established formula determined by law. In the event that such amounts fall below the minimum pension level, the Government’s guarantee applies, depending on the contribution level of affiliates. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting senior pension benefits.”

Collection and administration of voluntary savings

The Pension Reform Law required a fee charge for the administration of voluntary savings accounts calculated as a percentage of the balance kept on such accounts. Currently, Provida charges a fee of 0.92%, while the rest of the AFPs’ fee charges are in the range of 0.60% to 0.95% per year.

Administration and transfer of voluntary pension savings.

The AFPs, like other authorized institutions, also offer affiliates the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee over assets under management, and fees currently range between 0.51% and 0.70% on an annual basis and fees on fund transfers collected for other institutions currently range between Ch$1,101 and Ch$1,437 for each fund transfer (approximately US$1.7 and US$2.3).

With the Pension Reform Law, the AFPs will have the right to charge a fee for administering the collective voluntary pension savings and on the transfer of these savings deposits towards other administrators or authorized institutions. Fees for administration may be freely agreed between the employer and the AFP or the authorized institutions, allowing for different fees to be charged for different contracts. Additionally, different fees could be charged in relation to the same contract according to the number of workers incorporated in the plan.

Under no circumstance will an AFP be able to establish conditions to the affiliation or transfer of affiliates who are parties to a collective voluntary pension savings contract.

The fees can be changed at any time upon three months’ notice to affiliates, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2006	2007	2008
Fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(*):
Fixed fee (in nominal Ch$ of each year)	-	-	N/A
Variable fee	2.39%	2.39%	2.64%
Fee charged on payments of programmed withdrawals:
Fixed fee (in nominal Ch$ of each year)	-	-	N/A
Variable fee	1.00%	1.25%	1.25%
Fee charged for voluntary pension savings:
Fixed fee per transfer (in nominal Ch$ of each year)	1,250	1,250	1,250
Variable fee (annual basis over administered funds)	0.56%	0.56%	0.56%
Fee charged on voluntary saving account:
Fixed fee per withdrawal or transfer (in nominal Ch$ of each year)	1,475	1,475	N/A
Variable fee for management (annual basis over administered funds)	0.00%	0.00%	0.92%

Ratios of fixed and variable fees to total fee income:
Fixed fee on monthly contributions	2.1%	0.0%	0.0%
Variable fee on monthly contributions	96.6%	98.2%	98.5%
Variable fee on payments of programmed withdrawals	0.8%	1.0%	0.9%
Variable fee on voluntary pension savings	0.4%	0.6%	0.5%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on withdrawals of voluntary saving account	0.1%	0.2%	0.1%
(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the numbers of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly mandatory fee income of each AFP. In 2008, Provida had the largest average market share of contributors among all AFPs (40.5%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4—Information on Provida—B. Business overview—Principal activities—Investment services of affiliates’ contributions in pension funds”) represented 13.6%, 10.6% and -17.3% of Provida’s operating revenues in 2006, 2007 and 2008, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2006	2007	2008
	(In million constant Ch$ as of December 31, 2008)
Gains (losses) on mandatory investment	26,401	21,510	(30,638)
Weighted average real returns of pension funds	16.5%	6.2%	-24.1%

Mandatory investments of pension funds	168,947	183,057	141,882
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%
Source: Uniform and Codified Statistic Form (FECU) and Superintendency of Pensions

	Gains on mandatory investments and real average returns for each fund
	2006		2007		2008
	(In million constant Ch$ as of December 31, 2008)
	Gains	Returns	Gains	Returns	Gains	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	4,638	22.3	5,301	11.2	(12,846)	-41.3%
Fund Type B	6,524	18.8	5,129	7.2	(8,647)	-30.5%
Fund Type C	12,642	15.7	8,935	4.5	(9,093)	-19.5%
Fund Type D	2,360	11.0	1,950	3.3	(315)	-9.9%
Fund Type E	237	6.9	195	1.3	261	-0.7%
Total gains and weighted average returns	26,401	16.5	21,510	6.2	(30,638)	-24.1%

	Mandatory investment maintained in each fund and percentage of each fund in the total
	2006		2007		2008
	(In million constant Ch$ as of December 31, 2008)
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	27,014	16.0	38,486	21.0	21,128	14.9
Fund Type B	37,681	22.3	39,569	21.6	26,520	18.7
Fund Type C	81,681	48.3	81,903	44.7	66,756	47.1
Fund Type D	19,891	11.8	20,618	11.3	20,209	14.2
Fund Type E	2,680	1.6	2,481	1.4	7,269	5.1
Total	168,947	100.00	183,057	100.00	141,882	100.00
Source: Uniform and Codified Statistic Form and Superintendency of Pensions

As shown in the tables above, until 2007 the assets in Provida’s investment portfolio had moved towards the most risky funds (Funds types A and B), obtaining higher importance in proportion to the assets under management, that trend was the result of the existence of a greater portfolio of younger clients (assigned to such funds by law), and also a greater preference for riskier investment options by affiliates, which have been rewarded with higher returns. During 2008, as a consequence of the negative returns of investments maintained in pension funds, especially fund Types A and B, the preference for those fund Types was affected, increasing the proportion of investments towards funds Types C, D and E relative to the total of assets under management.

(iii) Other revenues

These are mainly revenues from fees charged by the subsidiary AFP Génesis in Ecuador for services rendered to the Administradora de Fondos de Cesantía and fees recovered from other AFPs, which in the aggregate were MCh$8,907 or 5% of Provida’s operating revenues in 2008. Additionally, the period recorded financial revenues of life and disability insurance that stemmed from the excess of cash flows of insurers in view of premium payments made by the Company, for which specific conditions are stipulated in the respective contracts. In 2008, these were MCh$2,937 representing a 2% of total operating revenues during the period.

Primary expenses

(i) Life and disability insurance premium

As more fully described below, the AFPs are required by the Chilean Pension Law to purchase insurance to cover their obligation to provide life and disability benefits to their affiliates (For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.1 Life and disability insurance contract”). In 2008, life and disability insurance premium expenses accounted for MCh$108,617, equivalent to 64% of Provida’s total operating expenses.

Payments of benefits for the affiliate or his/her beneficiaries

If an affiliate dies or becomes disabled before the legal age of retirement (65 years of age for men and 60 to 65 years of age for women) and has not accumulated sufficient funds in his/her individual capitalization account to provide the affiliate or his/her beneficiaries the benefits required by the Pension Law, the AFP has an obligation to make up for the shortfall to the affiliate’s account. Additionally, under such law, all AFPs are required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. With the Pension Reform Law, the exclusive requirement for the AFPs will be eliminated on or after April 2009, when the collective bidding process for the life and disability insurance will commence and AFPs will no longer be liable for any short falls. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting life and disability benefits”.

Affiliates are eligible for these benefits provided that they are salaried workers who were contributing to an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed affiliates are eligible for these benefits if they have made contributions in the month prior to the disability or death.

The Pension Reform Law will gradually incorporate to self-employed workers by requiring them to make mandatory contributions (See “Item 4. Information on Provida—B. Business overview—Principal Activities—Services of collection and management of contributions made by affiliates”). Given the above, life and disability insurance coverage for self-employed workers that have made mandatory contributions will be subject to an annual taxable income equal to or superior to seven minimum monthly incomes, permitting them to have an annual coverage commencing on May 1 of the year in which contributions were made until April 30, of the following year. In those cases where the taxable income is inferior to the aforementioned requirement, the cover will be proportionate to affiliates’ contributions.

Disability benefits are given to those affiliates who have been qualified as disabled by a Medical Commission designated by the Superintendency of Pensions. An affiliate is qualified as disabled if their working capacity is diminished by at least 50%, as follows:

-
Affiliates with a partial disability, defined as experiencing a loss of between one-half and two-thirds of their working capacity, are entitled to receive a pension equal to 50% of their prior income, which is defined as their monthly average taxable income for the last ten years, or for the latest period during which they worked, as adjusted for inflation. The entitlement to partial disability benefits has a temporary character and covers a three-year period beginning after the first disability determination. At the end of such period, the Medical Commission makes a second disability determination (final determination) and concludes whether the temporary disability continues, changes to a total disability status, or whether the affiliate is no longer disabled.

-
Affiliates with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income. Under the Pension Reform Law effective from October 1, 2008, the partial disability status for total disability is eliminated, therefore, when the Medical Commission qualifies an affiliate of totally disabled, this determination will be considered as definitive and unique.

Survival benefits are granted to the legal beneficiaries of affiliates who have died before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income. The applicable percentage depends primarily on the family status of his/her beneficiaries: for a spouse with no children, the percentage is 42.0%; for a spouse with children, 35.0%, plus 10.5% for each child up to 18 years of age (until the age of 24 for students and until death for disabled children).

If the disabled or deceased affiliate’s individual capitalization account does not have the amount of funds necessary to pay the pension stipulated by law, the insurer (under its contract with the AFP) must make up the shortfall in case of death. In the case of disability after the determination of partial disability, the AFP must record an accrual in order to settle the shortfall three years from when the final disability determination is made; taking into account the three years of temporary pension payments that will be received by the affiliate following the initial disability determination. As was mentioned previously, with the implementation of the Pension Reform Law, the affiliate with total disability will receive an immediate payment, once such total disability is determined by the Medical Commission.

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

Payments by Provida to the insurer

Under the insurance policy in force, Provida pays the insurer a temporary rate, currently equal to 0.70% of the aggregate taxable remuneration of all of Provida’s affiliates, which is intended to provide the insurer a portion of the funds it will be required to pay to affiliates for life and disability benefits. Also, Provida pays the insurer a monthly fixed management fee, which averaged MCh$46 per month in 2008, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2008, the aggregate payments to the insurer of the temporary rate and the monthly management fee were aggregate MCh$72,098.

In the first quarter of each year, Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true ups to the sum of (i) the funds effectively accumulated and paid by the insurer to affiliates or their beneficiaries and (ii) the estimated requirement by the insurer to pay disabled affiliates once final disability determinations of disabled status have been made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s affiliates) established in the insurance contract that for 2008 was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums will be paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus will be 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company (this has not occurred in the past eight years). For the fiscal year 2008, the accruals made by Provida regarding payments to the insurer (in March 2008) resulting from comparing the temporary rate and the casualty costs were MCh$36,519.

The insurance contract currently in force, requires the insurer to cover all life and disability benefits in excess of 1.70% (rate modified in January 2008, previously it was 1.27%) of the aggregate taxable remunerations of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer to the extent that claims required to be met under the insurance contract were not paid prior to any bankruptcy, dissolution, or winding up or similar events of the insurer.

The insurance policy conditions were modified by mutual agreement of the parties effective from January 2008, to update the mortality tables applied to calculate benefits, increasing the cost of the insurance coverage. In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charged by the AFP from 2.39% to 2.59% in order to finance such higher cost.

In the past, reimbursement of funds paid by the insurer under applicable insurance contracts represented a significant source of revenues for Provida, due to the fact that the casualty rate of the clients’ portfolio was lower than the temporary rate paid every month to the insurer. However, since the middle of 1999, a period when Chile experienced unemployment rates of over 10% (significantly higher than the average observed rate of 6.2% in 1998), the casualty rate started to increase to levels over the temporary premium monthly paid.

For contracts with expired terms of coverage, Provida has been required to make additional payments to the insurer because of the definitive costs of disability casualties paid by the insurers exceeded the accruals made by them three years before. Beginning on 2004, Provida developed a casualty model allowing it to make more accurate accruals regarding casualty payments to be made by the insurer to affiliates or his/her beneficiaries, such that Provida’s total accruals in a determined year would more closely align with the future payments that the insurer will make for such casualties. The casualty model attempts to use, at the time of constituting accruals, the relevant information that would be applicable three years later when the final determination of disability is made and the related benefit is paid by the insurer. This approach contrasts with that taken by insurance companies because the variables they use to determine the amounts they will be required to pay are adjusted only at the time of payment.

Provida’s results recognize the projected casualty rate of the current policy at the close of each year, through the application of its casualty model described above. As a result, the Company maintains a better correlation between revenues and expenses for each period.

By law, the choice of insurance company is determined through a competitive bidding process open to all licensed Chilean life insurance companies and is designed to provide the required coverage on the best terms available. Provida is entitled to set the bid parameters for its competitive bidding process. In its competitive bid request, Provida has normally specified a maximum premium rate and a temporary premium rate. The maximum rate is the top percentage that the Company would have to pay to the insurer for coverage, regardless of whether the casualty rate experienced among Provida’s contributors was higher.

The term of the insurance contract entered into with BBVA Seguros de Vida S.A., such coverage currently being in force, is indefinite, effective from January 1, 2005. The maximum casualty rate expressed as a percentage of the affiliates’ taxable remunerations amounted to 1.70% (rate modified in January 2008, previously it was 1.27%) under this contract. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.70%.

The Company makes yearly true-ups to the insurance company, based on the shortfall required to finance casualty costs until the final settlement of this contract occurring 48 months after the end of the expiration date, renewable for up to 2 years upon mutual consent, with annual true-ups between the temporary premium and the casualty rate, having a closing date on December 31 of each year from 2006 onwards and payments in March of the following year. In addition, the contract contemplates monthly payments to be calculated with a provisional rate of 1.00% (rate modified in January 2008, previously it was 0.70%) applied to the total remuneration and monthly taxable remunerations of the affiliates plus a fixed monthly premium of UF2,150 (around US$72,500) during the contract coverage period.

Under current laws, this contract was awarded in accordance with a bidding process the result of which was released in La Tercera newspaper on November 30 and December 1 and 2, 2004.

The previous contract in force from August 1, 2003 to December 31, 2004 was entered into with BBVA Seguros de Vida S.A, and it has premiums with a maximum casualty rate of 1.10%, expressed as a percentage of the contributing affiliates’ taxable remunerations under the contract. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the affiliates’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the affiliates and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in December 2004, to finance casualty costs. The date of the final settlement of this contract was contemplated to occur on December 31, 2008, but was extended for one more year by common agreement of the parties.

Between August 1, 2001 and July 31, 2003, the contract in place with ING Seguros de Vida S.A. had a maximum rate of 0.95%, expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the affiliates’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.80%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the affiliates and a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract was contemplated to occur on January 31, 2008, but it was definitely settled on September 29, 2008.

Between August 1, 1999 and July 31, 2001, another contract was in place with ING Seguros de Vida S.A., with a maximum rate of 0.95%, expressed as a percentage of the contributing affiliates’ taxable remuneration under the contract. The Administrator’s participation in the surplus was set to be 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.85% of the affiliates’ taxable remuneration and 90% if the casualty rate was equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remuneration of the affiliates on a one-month lag plus a monthly fixed premium of UF 3,920 for the contract coverage period. In March 2001, Provida began to make yearly true-ups to the insurance company regarding the shortfall, as reflected in January 2001, to finance casualty costs. The final settlement of this contract was scheduled for January 31, 2006 but was extended for one more year upon mutual assent. The final settlement of this contract occurred on March 31, 2007.

The following table sets forth the cost of casualties, the payments to the insurance company and the accruals for unfavorable casualty rates of each insurance contract as at December 31, 2008:

Accruals
Insurance company	Period of cover	Casualty costs incurred by the insurance company	Payments made to the insurance company	Accruals for unfavorable casualty rate
		(in constant MCh$)
ING Seguros de Vida S.A.	Aug 2001- Jul 2003	113,320	94,454	-
BBVA Seguros de Vida S.A.	Aug 2003- Dec 2004	85,404	82,575	(2,174)
BBVA Seguros de Vida S.A.	Jan 2005- Indefinite	299,428	265,194	(34,234)

(ii) Payroll expenses for administrative and sales personnel

Payroll expenses for administrative and sales personnel were MCh$32,089 or 19% out of the total of Provida’s operating expenses as at December 31, 2008. The payroll expenses for administrative personnel were MCh$20,299, equivalent to 63% of total remunerations, while the related staff represents 63% of the average number of total workers during the year (1,032 workers). Likewise, variable incentives (commissions, awards and profit bonuses) represented 31% out of the total of remunerations recorded by the Company.

(iii) Other expenses

Other expenses were MCh$27,810 in 2008, representing 17% out of the total Provida’s operating expenses. In this item, administrative expenses (real estate, telecommunications and services) and data processing expenses represent 59% and 13% respectively of other operating expenditures, while the aggregate of depreciation and amortization represents 13% of them.

It is important to notice that the Unified Platform is significantly relevant in the data processing costs, where the software maintenance service represents 27% out of such expense, while data processing costs represent 37% out of the total. Additionally, amortization expenses are completely referred to the amortization of the Unified Platform.

Principal markets

In the middle of the 90s, the private pension system reached its peak totaling 21 AFPs. However, as of December 31, 2008 there are only 5 AFPs, as a result of the merger and acquisition process to achieve commercial and operating efficiency gains.

The last change in the AFPs industry was recorded on January 16, 2008, when ING Group, owner of AFP Santa María, purchased Bansander AFP in Chile. The new AFP resulting from the merger of ING AFP Santa María and Bansander AFP started operations on April 1, 2008 under the name of ING Capital AFP.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2008:

Market Share for relevant variable, as at December 31, 2008
AFP	Pension Funds	Affiliates(1)	Contributors(1)	Operating Revenues	Operating Income	Net Income(2)
Provida	30.8%	41.8%	40.5%	32.9%	21.0%	354.7%
Habitat	24.5%	24.3%	26.2%	25.2%	72.8%	-156.0%
Cuprum	22.6%	22.1%	9.5%	16.9%	61.1%	-95.7%
ING Capital	18.9%	6.9%	20.3%	21.3%	-49.4%	-112.2%
Planvital	3.2%	4.9%	3.5%	3.7%	-5.5%	109.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Source: Based on information provided by the Authority and on annual Uniform and Codified Individual Statistic Form for all AFPs.
(1)	Average market share for the year 2008.
(2)	In view of the losses recorded by Provida and Planvital, the total net income of the pension industry was negative implying suchpercentages.

In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception that the management of voluntary pension savings and collective voluntary pension savings has been opened to other authorized institutions since March 2002.

With the implementation of multiple funds, the industry incorporated a new competitive aspect given that the larger number of pension funds portfolio made affiliates to require higher levels of information to make the optimal decision regarding their risk and age profiles, and the pension advisory services granted by AFPs became of special relevance.

Since the multiple funds’ implementation until the end of the year 2007, the returns reached by each of the five funds had recorded outstanding levels, where the highest returns were in those funds with greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns significantly dropped to the point of showing negative levels, adversely impacting primarily the high risk funds and consequently decreasing their total accumulated returns.

The following table sets forth information as of December 31, 2008 with reference to real returns, over a twelve-month period for the years 2007 and 2008 and as of March 2009, the annual average since the multiple funds’ inception for the years 2007 and 2008 and as of March 2009 and the relative positions of each of the pension funds managed:

	Real return last 12 months				Annual average real return from the beginning of the multiple fund system
Fund type	Jan. 07 – Dec. 07	Provida’s position	Jan. 08 – Dec. 08	Provida’s position	Sep. 02 –Dec. 07	Provida’s position	Sep. 02 – Dec. 08	Provida’s position
Fund Type A	11.23%	1	-41.32%	5	16.35%	1	4.31%	2
Fund Type B	7.16%	5	-30.54%	4	11.07%	4	3.05%	5
Fund Type C	4.55%	6	-19.49%	4	8.11%	6	3.14%	5
Fund Type D	3.34%	3	-9.90%	4	5.83%	5	3.15%	5
Fund Type E	1.27%	6	-1.30%	4	3.07%	4	2.36%	4
Source: Superintendency of Pensions

	Real return last 12 months		Annual average real return from the beginning of the multiple fund system
Fund type	Apr. 08 – Mar. 09	Provida’s position	Sep. 02 –Mar. 09	Provida’s position
Fund Type A	-33.75%	4	4.44%	2
Fund Type B	-23.55%	4	3.42%	5
Fund Type C	-12.43%	3	3.67%	5
Fund Type D	-4.66%	3	3.79%	5
Fund Type E	2.57%	3	3.17%	4
Source: Superintendency of Pensions

In other aspects, to encourage voluntary pension savings, changes to the law have been introduced related to the associated tax benefits. On December 31, 2008, Provida recorded the highest number of APV accounts in the AFP industry, with a total number of participants of 146,097 active accounts representing a market share of 31%. On the same date, funds accumulated by such APV accounts were MCh$172,392, recording a growth of 25% with respect to the end of prior year. Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies apart from AFPs to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investments levels are limited by law, the AFPs have lower costs than different participants and charge lower fees. According to the latest information available from the Superintendency of Pensions as of September 2008, the AFPs continue playing an important role in the voluntary pension savings market with market shares of 74% in the number of accounts and 68% in administered funds, followed by mutual funds with a market share of 13% in terms of number of accounts and administered funds with a market share of 19%.

 Marketing and sales

As with all AFPs, Provida’s activities are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals modality.

Provida attracts affiliates mainly through its sales force, which targets potential clients who may be interested in changing the administration of their pension savings, as well as new workers who enter the labor market for the first time and need to be mandatorily affiliated to the AFP system as dependant workers. The Pension Reform Law incorporates a bidding process for the portfolio of new affiliates (dependent workers) that enter the private pension system, resulting in the portfolio being awarded to the AFP offering the lowest fee, which at the same time must be inferior to the fees current at the moment of the bidding process. This process will be implemented by the Superintendency of Pensions not before April 2009, awarding the new affiliates’ portfolio for a 24 month period to the AFP or AFPs offering the lowest fee.  During such period, those AFPs will not be able to modify their fees, being extensive to the client portfolios already being managed by those AFPs.

The scope of potential clients has been widened by the Pension Reform Law (effective from 2012), which incorporates the contribution obligation of self-employed workers. See “Item 4. Information on Provida—B. Business overview—Principal Activities—Services of collection and management of contributions made by affiliates”.

The sales force also performs tasks aimed at retaining affiliates’ portfolios in order to avoid client transfers to other AFPs. Provida also captures affiliates through its wide network of pension service centers without sales agents’ intervention.

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new clients and retain the existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading market position, as well as by the support granted by its organizational group, the BBVA Group, a leader in the Latin American private pension fund system.

During 2008, the process of incorporating improvements and new services to all the customer assistance channels continued, which were adapted to include services required by the Pension Reform Law, effective from July 1, 2008.

In terms of telephone assistance, two years after retaining the services of the provider Entel Call Center, greater efficiency between the assistance levels and the number of telephone operators present in Provida’s platform had been achieved. In the current year, training plans have been developed relating to pensions and pension reform, which have permitted to settle a new branch of services with automated and personalized options through a specialized executive, who assists with all the questions regarding pension reform and the solidarity principle.

Concerning developments to Provida’s website, the “Virtual Branch Office” online service, optimized the electronic search for the nearest branch office, improved the answering time and increased the capacity of navigation in the map. Additionally, information relative to the Pension Reform Law, regarding collective voluntary pension savings (APVC), voluntary affiliates, the solidarity principle, tax regimes and the collecting fund were added to the website. On December 18, 2008 Provida obtained the quality certification ISO 9001-2000 Norm for the administration of the public website www.bbvaprovida.cl, which is available to the public without a password. This certification, given for the first time to an AFP’s website, means that Provida's website is the leading AFP site with updated and relevant information, easy access and navigation, highly secure and where the online tools offered (pension simulators, pension plans and tax savings) have the highest standards. The quality certification ISO 9001-2000 show a constant improvement of Provida’s website, which has implied making the website always available, making periodically user satisfaction polls and having an average number of 130,000 visitors per month, among other aspects. Such certification is effective until December 17, 2011.

In terms of communications, the mobile service information (SMS) provided by Provida recorded 227,259 registered users at the end of year 2008, with a year-on-year increase of more than 51%. Additionally, the number of subscriptions of affiliates to receive by email their quarterly capitalization account balance (CVM) ended the year with 279,164 requests, recording a year-on-year increase of 38%.

During 2008, the standards of service in the branch office network maintained the queuing and assistance times established in the prior year. In addition, a pilot project was implemented in 2008 to expedite directing customers visiting the branch offices. This project was gradually applied to 4 out of the 21 branch offices and at the end of 2008, a positive customer effect was noted, in particular, the average time of use and the selection of formality were significantly reduced.

In the self-service terminals, the high growth of use (335%) was highlighted in relation to the prior year. This growth was attributed to the increasing role that terminals achieved in terms of issuing certificates in the branch offices, greater support with respect to the “Top One Project” (detailed below), and greater variety in the issuance of certificates by these devices.

With reference to the Pension Reform Law, explanatory brochures and leaflets were distributed by the branch network and in July and October 2008; informative workshops were given at the national level to employers of more than 1,000 major companies. The cities visited were Antofagasta, Viña del Mar, Concepcion, Temuco and Santiago.

In 2008 the project “Top One” started, pioneering a strong restructuring process in the branch network and in the assistance methods. This new modality of branches consists of integrating in the same branch pension advisory services and express transactions (previously performed by BBVA Express) with an emphasis on self-service terminals to expedite the fast issuance of certificates.

Another relevant event was the closing down of exclusive centers for voluntary pension savings in view of the creation of the new Voluntary Pension Savings (APV) Division that will integrate and centralize activities previously carried out in the specialized centers.

As of December 31, 2008, the branch offices are classified as follows depending on the type of services rendered:

-
Pension Advisory branch offices: these are mainly oriented to provide pension advice information, to carry out pension formalities, to inform about the benefits of the system and to answer all clients’ pension inquires.

-
BBVA Express branch offices: these offer express assistance, allow for the request and delivering of certificates, saving withdrawals, interest calculations, contribution payments for Provida and Administradora de Fondos de Cesantia (AFC), pension payments and AFC formalities.

-
Top One branch offices: these offer services granted by the Pension Advisory branch offices and the issuance of certificates, withdrawals, interest calculations, AFC formalities and they also have self-service terminals.

Despite changes to the branch network, AFP Provida has the largest commercial network at the national level among all the AFPs with 108 branch offices, distributed throughout the country, and divided into 59 pension service centers, 38 BBVA Express, 4 Top One branches and 7 specialized centers. Approximately 13.9% of the branches are located in the northern region, 24.1% in the central-northern region, 14.8% east of Santiago, 10.2% west of Santiago, 18.5% in the southern-center region and 18.5% in the southern region. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and their previously defined profile.

Sales Force

In a competitive market, after the mergers and acquisitions of small AFPs into larger ones, Provida had a maximum of 3,142 sales agents in December 1997, at which time the Authority decided to increase the requirements applicable to the transfer process to reduce the aggregate cost for affiliates in the system. Since that date on, variables fees charged by Provida have decreased (7.4%), as well as the number of sales agents (80.0%).

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2006, 2007 and 2008:

Total AFP Sales Force
	As of December 31,
	2006		2007		2008
	N° Sales Agents	Market Share	N° Sales Agents	Market Share	N° Sales Agents	Market Share
Provida	653	26.2%	577	22.0%	628	21.7%
Bansander (1)	365	14.6%	335	12.8%	N/A	N/A
Habitat	354	14.2%	366	13.9%	366	12.7%
ING Capital (2)	439	17.6%	504	19.2%	937	32.4%
Cuprum	484	19.4%	604	23.0%	672	23.3%
Planvital	198	8.0%	239	9.1%	287	9.9%
Total	2.493	100.0%	2.625	100.0%	2,890	100.0%
(1) Sold in January 2008 by the ING Group, owner of AFP Santa Maria.
(2) Information of AFP Santa Maria for the years 2006 and 2007.
Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain enterprises within a specific geographic coverage area. Sales personnel have visiting programs tailored to different companies to promote Provida to new workers to affiliate them, as well as to achieve his/her transferences to Provida from other AFPs. During visiting programs scheduled regularly, salespersons emphasize Provida’s size, trajectory, leading market position and reputation for high quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

During 2008, the Company applied incentive programs as part of an increased commercial effort to attract the transfer of high income-affiliates, recording a positive net result of more than MCh$8,500 in increased volume of transfers.

Furthermore, Provida has continued to attract new affiliations, a strategy that allows it to continue to maximize future growth of its recurring business. According to calculations made by Provida with information from the Superintendency of Pensions, the Company’s new affiliations represented a market share of 47%.

Provida’s selling and marketing expenses in the fiscal year 2006 were MCh$10,942, for the fiscal year 2007 they were MCh$12,384 and for the fiscal year 2008 they were MCh$13,242. Provida has followed a policy aimed at reducing its sales and marketing expenses, which is evidenced by the ratio of commercial expenses (sales remunerations and selling and sales and marketing expenses) over fee income, which was 6.9%, 7.1% and 6.8% in the fiscal years 2006, 2007 and 2008, respectively.

Licenses

The software license contract entered into with BBVA Inversiones Chile, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, represented for Provida a cumulative total expense of MCh$6,053 as at December 31, 2006, MCh$7,361 as at December 31, 2007 and MCh$8,644 as at December 31, 2008. The enhancements incorporated for new projects amounted to MCh$0 for the fiscal year 2006, MCh$1,308 for the fiscal year 2007 and MCh$1,283 for the fiscal year 2008. The accumulated amortization of this asset amounted to MCh$2,175 as at December 31, 2006, MCh$3,774 as at December 31, 2007 and MCh$5,703 as at December 31, 2008. For further see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.2 Software license contract”

In addition, the maintenance software license contract described above, the “data processing expenses” line item included updating services for changes related to new regulations or new requirements amounting to MCh$1,483 for fiscal year 2006, MCh$1,164 for fiscal year 2007 and MCh$1,005 for fiscal year 2008. For further see “Item 10. Additional information — C. Material contracts” and “Item 19. Exhibits—4.2 Software maintenance contract”

Government regulation

All AFPs are subject to extensive and continuous regulatory reviews. The principal authorities regulating AFPs in Chile are the Superintendency of Pensions, the Central Bank, the Superintendency of Securities and Insurance, the Rating Commission and the Pension Advisors Council. The AFPs are primarily subject to the Pension Law and to the Corporation Law, and have the Superintendency of Pensions as their main regulator.

The Superintendency of Pensions

General

The Pension Reform Law created the Superintendency of Pensions, which is considered to all effects as the successor of the Superintendency of AFPs. The Superintendency of Pensions, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling the AFPs. The Superintendency of Pensions authorizes the creation of new AFPs and mergers of existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, it has the ability to impose sanctions, such as admonitions and fines and in extreme cases, it may order the liquidation of an AFP. In addition, any amendment of an AFP’s by-laws such as an increase in capital is subject to the Superintendency of Pensions’ approval. New functions and powers of the Superintendency of Pensions include the authority to monitor and supervise the solidarity pension system administered by the Social Pension Institute and establish and administer the Pension Advisors Registry.

The Superintendency of Pensions’ officers frequently inspect the AFPs’ branch offices and examine their activities and records. The AFPs are required to submit their quarterly financial statements to the Superintendency and periodically provide detailed information on their operations. The audited financial statements for each fiscal year must be filed with the Superintendency of Pensions within 60 days after the end of the fiscal year covered by the report.

The Central Bank

The Central Bank is an independent legal entity created under the Chilean Constitution. It is subject to the Central Bank Act and, to the extent applicable and not inconsistent, also to the laws and regulations applicable to the private sector. It is governed and administered by a Council composed of five members appointed by the President of the Republic and requiring a “special majority” vote of the Chilean Senate to be elected.

The Central Bank is responsible for, among other things, monetary policy and exchange controls in Chile. The appropriate registration of a foreign investment in Chile grants the investor access to the formal exchange market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law N° 600 or can be registered with the Central Bank under the Central Bank Act. Additionally, the Central Bank is responsible for establishing the maximum investment limits permitted for pension funds by type of securities and by type of issuer within certain defined ranges.  However, it cannot establish minimum investment limits.

The Superintendency of Securities and Insurance (the “SVS”)

The SVS is an independent governmental agency that supervises, regulates and controls the Chilean capital markets. As an open corporation listed on the Chilean stock exchange, Provida is subject to the supervision, regulation and control of the SVS.

The Rating Commission

The Rating Commission is composed of one representative of the Superintendency of Pensions, one representative of the Superintendency of Banks and Financial Institutions and one representative of the Superintendency of Securities and Insurance. All of the representatives are designated by their respective Superintendents and by four representatives of the AFP industry. The Rating Commission’s main objective is to determine whether securities qualify as acceptable for pension fund investment.

With the Pension Reform Law, the approval of securities on foreign investments is made by the Investment Regime, a new legal body incorporated by the regulation for pension fund investments.

Pension Advisors Council

The Pension Advisors Council is composed of one person appointed by the President of the Republic of Chile with certain requirements; one executive designated by the Central Bank of Chile; one executive designated by the AFPs and two executives designated by the Deans of the economics and business administration faculties of credited Universities.

The main functions of this Council relate to the issuance of pronouncements regarding matters covered by the Investments Regime and proposals to regulate investments of pension funds, especially in connection with investment limit structures, mechanisms for measuring the risk of investment portfolios and operations with derivative instruments made by pension funds. Additionally, it will advise the Superintendency of Pensions in terms of investments of pension funds.

The Investment Regime will be created through a resolution passed by the Superintendency of Pensions and subscribed by the Treasury, having previously consulted the Pension Advisory Council, and it will include certain regulations that regulate investments made by the Administrators with the resources of pension funds in order to achieve appropriate returns and safety for such resources.

C.	Organizational structure

Provida was integrated into the BBVA Group in July 1999. On December 31, 2008 the BBVA Group had 903,897 shareholders with presence in 32 countries and 108,972 employees worldwide in a network of 7,787 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing assets of an estimated value of US$43 billion (approximately Ch$27,400 billion) and providing services to approximately 11.5 million clients. In Chile, the BBVA Group through Provida, manages assets of MUS$22,591 (MCh$14,378,254) in a competitive market in which Provida has sustained a leading position over time.

The following chart sets out the significant related companies comprising Provida’s corporate structure as at December 31, 2008:

International

After the implementation of the private pension system in Chile, a number of other Latin American and European countries adopted substantially similar private pension systems. Currently, private pension systems are also in place in Peru, Colombia, Argentina, Uruguay, Bolivia, Mexico, El Salvador, Costa Rica, Panama, the Dominican Republic, Croatia and Poland.

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

International Strategy.

As of December 31, 2008, the BBVA Group with Provida’s participation is the largest pension group in Latin America, with approximately 11.5 million affiliates and more than US$43 billion in assets under management. Provida’s international strategy has focused on the efficiency of its current investments and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets; Provida will actively seek new investments in local AFPs.

In accordance with such strategy, in recent years, certain changes in the investment portfolio of foreign subsidiaries were carried out to boost the pension franchise with the BBVA Group as described in “Item 4. Information on Provida—A. History and development”.

The main market indicators regarding Provida’s foreign investments are as follows:

	As of December 31, 2008
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,151,051	27%	1	3,588	23%	3
Ecuador – AFP Génesis	181,094	82%	1	56	75%	1
México – AFORE Bancomer	4,453,187	11%	3	10,369	16%	2

	As of December 31, 2007
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,085,018	26%	1	4,566	23%	3
Ecuador – AFP Génesis	164,196	85%	1	45	78%	1
México – AFORE Bancomer	4,414,395	11%	2	12,592	17%	2
Source: Based on Superintendency of Banks and Insurances in Peru, National Commission for Saving System for Retirement in Mexico, Superintendency of Companies and Stock Markets in Ecuador

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it has been present since 1993. In 2008, this subsidiary company generated profits of MCh$76 for Provida, a decrease of 94.6% (MCh$1,325) with respect to 2007. This result was the outcome of the losses from mandatory investments due to the downturn in the stock markets, partially offset by the growth of fee income. As of December 2008, this subsidiary had a total of 1,151,051 affiliates and assets under management for MUS$3,588, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place in terms of assets under management.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder of that subsidiary with 100% of the shares. In 2008, this subsidiary contributed MCh$2,044 to Provida Internacional, an increase of 85.1% (MCh$940) with respect to the amount recorded in 2007. The higher net income was driven basically by higher fee income, given the larger average number of affiliates (10.7%) and the growth observed by the administered average funds (23.4%), partially offset by higher operating expenses, mainly due to remunerations and administrative costs. In terms of market share, AFP Génesis maintains its leading position with 181,094 contributors and MUS$56 in assets under management as of December 31, 2008, equivalent to market shares of 82% and 75% respectively, which makes it the main pension fund administrator in a market where pensions are not mandatory yet.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico. As of December 2008, the equity participation in the loss of this company was MCh$579, a decrease of MCh$2,651 with respect to 2007. This result was the outcome of losses from mandatory investments due to worldwide downturns in stock markets that was partially offset by the increase of fee income. As of December 2008, AFORE Bancomer maintained a portfolio of 4,453,187 affiliates and funds of MUS$10,369, representing market shares of 11% and 16%, respectively, situating it in third place in the industry in terms of affiliates and in second place in terms of assets under management.

The following table describes the total equity income of Provida’s related companies, both foreign and local, for the last three financial years:

	For the years ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	MUS$
Net Income Provida	51,599	49,211	(10,754)	(17)
– Net Income excluding gains of related companies (*)	46,505	45,400	(11,202)	(18)
– Equity in income of foreign related companies (*)	5,753	3,712	(503)	(1)
– Equity in loss (income) of local related companies	(659)	100	951	1
Equity in gain of related companies/Net income	9.9%	7.7%	-4.2%	-4.2%
(*) Gains on related companies do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches, which includes 108 branch offices located throughout the country as at December 31, 2008. The Company began to lease more space during the last several years as a result of the redesign process of branch offices according to the different client services offered, separating the sales and the pension advisory services from the transactional component. The number of owned branch offices was 41 as of December 31, 2008.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located at the east commercial neighborhood of Santiago and with a total of 13,014.18 square meters. Since 2003, it is the BBVA Group’s corporate building in Chile, accommodating all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Operation Area is located at downtown Santiago.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

US GAAP reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to Provida’s financial statements are the deferred income tax treatment, the minimum dividend, life and disability insurance cost and the reversal of amortization of goodwill. For a more detailed explanation of the differences between Chilean GAAP and U.S. GAAP, see Note 41 to the audited Consolidated Financial Statements.

Provida’s net income under Chilean GAAP was MCh$51,599 for fiscal year 2006, MCh$49,211 for fiscal year 2007 and a loss of MCh$10,754 for fiscal year 2008. Provida’s net income under U.S. GAAP was 0.8% higher than the income recorded under Chilean GAAP in 2006 and lower by 1.5% in 2007, while in 2008 the net loss was lower in 51.5% than the loss recorded under Chilean GAAP.

Total shareholders’ equity under Chilean GAAP as at December 31, 2007 was MCh$258,418 and as at December 31, 2008 it was MCh$234,982, increasing by 7.2% in 2007 with respect to 2006, and decreasing by 9.1% in 2008 with respect to 2007. Likewise, the total shareholders’ equity under U.S. GAAP as at December 31, 2007 was MCh$262,010, 7.5% higher than with respect to 2006, and as at December 31, 2008 it was MCh$250,677, 4.3% lower than with respect to 2007.

For further details, see Note 41 to the Consolidated Financial Statements.

Critical accounting policies

Financial Reporting Release N° 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as was explained previously and in Note 41 to the audited Consolidated Financial Statements. Also, there are areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited Consolidated Financial Statements.

Accounting of life and disability insurance costs

According to the Pension Law, Provida has obtained insurance to cover its obligation to provide life and disability benefits to its affiliates to the extent that the affiliates do not have sufficient funds in his/her individual capitalization accounts to finance the pensions. See “Item 4. Information on Provida—B. Business overview—Primary expenses”.

Since 1999, Provida has been required to make additional payments to the insurer related to the excess of  the casualty rate communicated by the insurer for each year, which rate has increased, because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such years have exceeded the accrued for and the communicated casualty rate. In this regard, in January 2004, the Superintendency of Pension Fund Administrators issued instructions regarding accruals to be included in the fiscal year 2003 for a higher casualty rate. At the close of fiscal year 2003, Provida made accruals for 100% of the contract balances of the insurance company owed under previous contracts, which had been paid by March 2004. See Note 34 letter (c) to the audited and Consolidated Financial Statements.

Provida, through its experience, has concluded that, in certain discount rates scenarios, the insurer’s calculations regarding the required amounts to accrue in respect of future disability payments underestimate the actual amounts that the insurer will be required to pay. However, the rules of the Superintendency of Pensions do not require AFPs to make additional accruals over those of the insurer, unless AFPs have evidence indicating a higher accrual. Provida has developed its casualty model to more accurately accrue the amounts that will be required to be paid to disabled affiliates once their final determination is made. The basic premise of Provida’s casualty model is to attempt to use its best estimate, at the time of the initial determination, the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments.

The accruals calculated under the casualty model represent the Company’s best estimates of the required future payments for life and disability premiums.

The sensitivity analysis below represents the potential changes in fair value, cash flows and earnings based on parameters that in the management’s opinion are the most relevant to determine the insurance obligation, incorporating the factors listed in the table.

	2008
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.93%	3.69%	3.78%
Rate of return on ICA’s	0.00%	5.07%	8.50%
Total Liability (MCh$) (*)	$51,523	$30,361	$26,275
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

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

-
Discount rates: in order to calculate the amount of the required accruals necessary to cover the premiums we pay on life and disability insurance, the accrual must be discounted by the interest rate determined by law that is the market rate for annuities. At the date of the initial disability amount determination, the insurer uses the market rate (minimum rate of last semester) for such an annuity. Provida, however, uses the forward rates for its 10 year government bond, plus a risk premium, because there is no market for forward rates for annuities. Such rates correspond to the maturity periods of the obligations’ maturities (6 months, 12 months and up to 36 months). In 2008, Provida used an average discount rate of 3.69% to value in economic terms the casualty reserves of its affiliates portfolio (base scenario), while the insurer valued such reserves at 3.08%, thus explaining the difference between the obligation value by Provida and the discount rate accounted by the insurer. To establish the negative most likely scenario, the lowest interest rate for life annuities in 2008 of 2.93% was applied, which was also used by the insurer according to the regulation to constitute casualty reserves in the second semester of 2008. For the positive most likely scenario, the last forward rate known for similarly-lived government bonds was considered in accordance with the calculation method previously described, which 3.78% for a 3 year payment period was.

-
Returns on affiliates’ individual capitalization accounts: affiliates have a positive balance in their individual capitalization accounts, and this balance will earn investment income according to the pension funds returns over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three-year period. Unlike the insurer, Provida’s casualty model assumes that the individual capitalization account will grow at 5.07% per year. This estimation was made internally based on the average return of Fund Type C during the last twenty years (excluding the high volatility of the years 2006, 2007 and 2008) minus the average amount of the standard deviation. The use of 8.50% as the highest return is reasonable based on the historical experience of the system, which returns since its inception amounted to this figure. Provida has not, within that time period, had a negative return, a result consistent with the use of 0% as the lowest level of return. Taking into account such projected growth of the affiliates’ individual capitalization accounts, accruals in respect of future premium payments made by Provida for disability are lower in relation to those estimated by the insurer.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled affiliates in light of a certain percentage of affiliates that receive an initial disability entitlement determination and die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled affiliates will die prior to the final determination of their disability. Provida, however, based on historical experience, assumes that 10% of such affiliates will die prior to such time. Accordingly in this respect, Provida’s accruals regarding future disability payments are lower than estimates made by the insurer.

In the case of incurred but not reported claims, historical experience is used in the casualty model.

Therefore, during the term of an insurance contract, the Company calculates the accruals and the expected cost to the insurer. In fact, through the application of the casualty model previously described, the accruals made by

Provida with respect to future premium payments to be made to the insurer tend to reflect in a more accurate way the effective payments that it will have to make so that there is a higher correlation between revenues and expenses for a specific period. The information in the casualty model is reviewed monthly, making any modification considered appropriate at that moment.

Under the accounting criteria applied by the Company, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurer, the amounts derived from the model will be used. On the contrary, if the casualty rate of the model were lower than the casualty rate included in the balance sheet of the insurer, the amount to be accrued would be the latter, which is considered as the minimum amount under the current regulation. In light of the superior forward rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is lower than the amounts established in the insurer’s balance sheets and therefore, these amounts were used as the basis to make accruals for the years ended December 31, 2007 and 2008.

The casualty model is used for both Chilean GAAP and U.S. GAAP purposes in estimating the premium for disability and life insurance. Under the rules of the Superintendency of Pensions, Chilean GAAP is required to apply the discount rate of the insurer to the accrual should it be lower than the casualty model, while U.S. GAAP would continue to incorporate the variables as estimated in the casualty model. To date, this conceptual difference has been included as a reconciling item between Chilean GAAP an U.S. GAAP. See Note 41 letter n) to the audited consolidated financial statements.”

Introduction to Provida’s operating results

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of Provida and its subsidiary, and the Notes thereto included elsewhere in this annual report. See “Item 18. Financial Statements.”

In accordance with Chilean GAAP, all financial information for Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2008 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 2 letter (c) to the audited Consolidated Financial Statements.

Provida is the largest AFP in Chile, providing management of pension funds and various related services. These services are limited to those permitted for AFPs under the Pension Law and its revenues are largely dependent on the level of fees charged to their affiliates. As a consequence, Provida’s operating results are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions as well as, the amount of their taxable salaries subject to contributions. Given that during recent years, the economy has grown, Provida estimates that the growth in the number of workers in Chile and their aggregate salaries will maintain their growing trend in the future, although not necessarily at the same rate as in the past. Because of its important market share, the broad geographic coverage of its branch network, and the diversity of its affiliates, Provida believes that its revenues are not dependent on any particular sector of economic activity.

The principal source of operating revenues for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) are the fees charged to its contributors in connection with deposits of their monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%. For voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each transfer of funds from other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings. In relation to voluntary accounts, in October 2008 Provida started to charge a variable fee of 0.92% for administered balances and eliminated the fixed fee for withdrawals. Additionally, the Company charges a variable fee of 1.25% over the pensions for programmed withdrawals.

Generally, another significant source of revenues has been the gains on mandatory investments. Gains generated from mandatory investments belong to the AFP but do not necessarily result in increased cash flow because as the pension funds grow, so do the reserve requirements imposed on mandatory investments.

The most significant components of Provida’s operating expenses (See “Item 4. Information on Provida—B. Business overview—Primary expenses”) are remunerations of both administrative and sales staff and the cost of life and disability insurance premiums. The latter expense has become the most significant representing more than 60% of the Company’s operating expenses since casualty rates began to increase. With reference to administration expenses, Provida considers that it is the most efficient provider in the industry of services in terms of costs, having the lowest administrative cost per contributor since its inception.

The main sources of Provida’s other revenues and non-operating expenses are: its equity in income or losses from its investments in foreign pension funds administrators; goodwill amortization due to investments in foreign pension funds administrators and local acquisitions; interest expenses, and the effect of inflation and exposure to foreign exchange rates as measured by the price-level restatement. Inflation produces losses, due to the net liability exposure of the Company. See “Item 5. Operating and financial review and prospects—Impact of inflation and price-level restatement.”

The following table sets forth the composition of Provida’s operating revenues and expenses for the periods indicated:

	As of December 31,
REVENUES:	2006	2007	2008
Fee income	81.9%	85.2%	110.6%
Gains (losses) on mandatory investments	13.6%	10.6%	-17.3%
Other operating revenues	3.0%	3.3%	5.0%
Interest income	1.5%	0.9%	1.7%
TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%

	As of December 31,
EXPENSES:	2006	2007	2008
Administrative personnel remuneration	17.1%	16.6%	12.0%
Sales personnel remuneration	7.7%	8.3%	7.0%
Directors’ remuneration	0.1%	0.1%	0.1%
Marketing expense	0.9%	0.8%	0.9%
Data processing expense	3.5%	2.8%	2.2%
Administrative expense	13.3%	12.5%	9.8%
Depreciation	1.5%	1.3%	1.1%
Amortization	0.9%	1.2%	1.1%
Other operating expenses	1.7%	1.6%	1.4%
Life and disability insurance	53.3%	54.8%	64.4%
TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2006	2007	2008
Number of contributors	1,522,465	1,639,441	1,809,857
Administrative personnel	979	1,024	1,032
Sales personnel	574	590	605
Source:  Superintendency of Pensions

Operating results for the years ended December 31, 2007 and 2008

Operating revenues

In the fiscal year 2008, total operating revenues were MCh$177,082, representing a real decrease of 13.0% or MCh$26,378 with respect to the fiscal year 2007. This decrease was caused by the loss of MCh$30,638 on mandatory investments, which showed a negative variation (MCh$52,148) with respect to the gains obtained in the fiscal year 2007.  This loss was caused by the downturn observed in local and foreign stock markets. The above overshadowed the favorable performance recorded by the other components of operating revenues, where higher fee income of MCh$22,541 was achieved due to the increase of collection levels and the increase of the variable fee charged. Additionally, other operating revenues of MCh$3,230 increased by 37.5% as compared to the prior fiscal year as a result of both higher financial revenues stemming from the life and disability insurance and fees generated by AFP Génesis in Ecuador.

Fee income was MCh$195,876 for the fiscal year 2008, an increase of 13.0% or MCh$22,540 with respect to the fiscal year 2007. This result was in line with the growth observed by mandatory contributions, which increased by 13.2% during the year, as a consequence of the real increase (4.8%) in salary base and the adjustments in the variable fee on mandatory contributions in consideration of the higher casualty rates expected. The first adjustment of the variable fee effected results beginning on February 2008 (from 2.39% to 2.59%) and was caused by updating the mortality tables used to calculate the cost of casualties. The second adjustment effected results beginning on November 2008 (from 2.59% to 2.64%) as the Pension Reform Law incorporated amendments to the insurance coverage for women and their spouses.

In consistence with the growing trend shown by fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share over 40% in terms of number of customers and over 30% in terms of salary base and total assets under management, as of December 31, 2008. In figures, the average number of contributors was 1,809,857, the monthly average salary base was MCh$990 and the assets under management were MUS$22,885.

Losses on mandatory investments were MCh$30,638 in fiscal year 2008, a decrease of MCh$52,148 with respect to the gains recorded in the fiscal year 2007. This result was caused by the strong falls observed in the worldwide stock markets, especially during September and October 2008, in view of the global financial crisis. In figures, the stock markets recorded the following drops in the fiscal year 2008: IPSA -22.1%, Mexbol -24.2%, MSCI LA -52.8%, Nasdaq -40.5%, Dow Jones -33.8%, Hang Seng -48.3%, Nikkei -42.1%, Dax -40.4% and FTSE -31.3%. As a result, the weighted average nominal return of pension fund investments was a loss of 17.0% in fiscal year 2008, compared to a gain of 13.7% in fiscal year 2007.

Other operating revenues in fiscal year 2008 amounted to MCh$11,844, an increase of MCh$3,230 or 37.5% with respect to fiscal year 2007. This result was caused by higher other operating revenues of MCh$2,218 due to the increase in fee income generated by AFP Génesis, and higher financial revenues by MCh$1,012 stemming from higher cash flows administered and returns obtained by the insurer related to the contract in force since January 2005.

Operating expenses

Operating expenses for the fiscal year 2008 were MCh$168,515, increasing by 23.5% or MCh$32,056 with respect to the fiscal year 2007. This increase was due to the higher life and disability insurance costs, partly caused by updating the mortality tables and the negative return of pension funds over the cost of casualties that the AFP must cover. If the expenses from the life and disability costs were excluded, the other components of the operating expenses would have decreased by 3.0% as a result of lower remunerations to administrative personnel and savings achieved in administrative and data processing expenses.

Administrative personnel payroll expenses for fiscal year 2008 amounted to MCh$20,299, a decrease of MCh$2,411 or 10.6% with respect to the fiscal year 2007. This result was partly due to commercial efficiency gains generated by focusing incentives in certain profitable sectors, thus reducing extraordinary competitions and associated awards paid to sales supervisors. Additionally, the Company acknowledged the minimum amount of profit bonuses in view of losses recorded in the period and lower severance payments recorded in fiscal year 2008 when comparing the level shown in the previous year. Higher severance payments were recorded, as disclosed in our 2007 report, in connection with the Company’s efficiency and transformation plan. Although the plan began to be implemented in 2008, as it was a foreseen commitment, Provida applied conservative criteria, made accruals for such plan at the end of 2007.

The aforementioned efficiency plan has not implied a decrease in the number of staff, since the workers belonging to the Comercializadora (an outsourcing company that in 2007 included administrative expenses) was partly moved to the AFP’s commercial area, overshadowing the staff adjustments made in the supportive areas. In figures, by comparing the end of both years, the administrative staff increased by 1.3% from 1,024 as of December 2007 to 1,037 workers as of December 2008. Additionally, the average administrative staff was 1,032 in 2008, while in 2007 this was 1,024 workers.

Sales personnel payroll expenses increased by MCh$439 or 3.9% from MCh$11,351 in fiscal year 2007 to MCh$11,790 in fiscal year 2008. This increase was caused by the increase in variable-based salaries paid to sales agents, due to higher levels of production achieved in 2008 by the sales force, mainly by the number of  transfers due to both the higher number of  cases entered as well as the increased net salary base from transfers. The latter was partially offset by lower expenses in indemnities in connection with the change of staff made in 2007 and the acknowledgment of the Company's minimum amount of profit bonuses pursuant to the losses recorded in the period.

In figures, the average number of sales agents in fiscal year 2008 was 605 workers, increasing by 2.6% with respect to the staff maintained in fiscal year 2007 (590 sales agents). With respect to the evolution at the end of each period, the sales force increased by 8.8% from 577 sales people in December 2007 to 628 in December 2008.

The cost of life and disability insurance premiums was MCh$108,617 during the fiscal year 2008, representing an increase of MCh$33,896 or 45.4% with respect to the fiscal year 2007. One of the most relevant factors in this increase and explaining more than 40% of it, was related to the expected updating of the mortality tables, which higher cost was financed by the increase of variable fee charged to affiliates (from 2.39% to 2.59% over the taxable salary). In consideration of the changes in market conditions previously described that affect the life and disability insurance from February 2008; the maximum casualty rate was increased from 1.27% to 1.70% in respect of the client portfolio covered, while the temporary rate increased from 0.70% to 1.00% by mutual agreement of the parties. Additionally, the Pension Reform Law also affected the expected cost of casualties by increasing the period of coverage for women (from 60 years of age to 65 years of age) and including their spouses as beneficiaries. In light of the above, Provida increased the fees charged to its affiliates from 2.59% to 2.64% over the taxable salaries, which effected results from November 2008.

Another expected factor that increased the life and disability insurance costs was the growth of the portfolio covered, noticeable in the higher salary base of clients. This factor explained more than 10% of the increase in life and disability insurance costs.

Around 25% of such increase can be explained by higher contributions required to be made by Provida as the negative returns in the pension funds recorded in 2008 decreased affiliates’ capitalization accounts balances, thus, the difference between the necessary capital to finance the life and disability benefits and the funds held by the affiliates in their capitalization accounts must be covered by Provida. It is important to mention that in recent years, positive returns were recorded by pension funds, contributing to reduce the insurance costs. In fact, the negative returns only effected payments for casualties paid in the second half of 2008 and for those to be paid at the beginning of 2009. For the remaining cases, the cost will depend among other variables on future returns of pension funds until the date of payment.

Finally, the last variable is related to the implementation of the solidarity principle contemplated in the Pension Reform Law that has led to a strong increase in disability claims. In the pension industry’s view this increase was caused by people’s higher expectations when requesting such benefits, adding people not entitled to opt for the solidarity principle’s benefits that visited their AFPs to request disability pensions. In figures, the average number of claims increased by 112% in the fiscal year 2008 with respect to the prior year.

The remaining operating expenses were MCh$27,810 in fiscal year 2008, an increase only of 0.5% or MCh$132 with respect to the fiscal year 2007. AFP Génesis contributed to this with increased expenses of MCh$286 related to increased administrative, selling and marketing expenses. If the above expenses were excluded, Provida’s operating expenses would have decreased by MCh$153, savings having been achieved in administrative costs of (MCh$700) partly as a result of the APV sold by the Company's staff and not by the Comercializadora’s, which led to a reduction in outsourcing services as compared with the prior year. Additionally, the period recorded savings in suppliers’ communications and traveling expenses.

The period also recorded lower data processing expenses of MCh$102 in view of lower corrective activities in connection with Unified Platform required in the period and lower tariffs international feeder services during 2008. The latter was overshadowed by higher amortization of MCh$330 during the period in view of the evolutionary developments of the Unified Platform in 2007.

Finally, higher sales and marketing expenses of MCh$419 were recorded in the period, pursuant to the increase in publicity to promote APV and higher expenses for the issuance of the quarterly balance sheet, leaflets and brochures to affiliates and employers as required by law.

Operating income

Operating income amounted to MCh$8,567 in fiscal year 2008, lower in MCh$58,434 million or 87.2% with respect to fiscal year 2007 as a result of the negative returns of pension funds in relation to mandatory investments and the increase in the life and disability insurance costs.

Other non-operating income (expenses) net

Other non-operating income (expenses) net recorded a loss of MCh$15,756 in the fiscal year 2008, an increase of MCh$7,069 as compared with the loss recorded in the fiscal year 2007. This result is explained by the loss of MCh$13,371 in price level restatement, an increase of MCh$6,379 compared to the loss recorded in the fiscal year 2007. In this result, MCh$4,314 is explained by the higher inflation rate of 8.9% applied over the Company’s net liability exposure in 2008, as compared with the rate of 7.4%. Additionally, greater losses in foreign exchange recorded for the period also explained the loss. Foreign exchange losses resulted from the increased costs of the dollar-denominated debt owed to Provida Internacional, given a depreciation of 28.1% of the Chilean peso against the dollar during 2008 compared with an appreciation of 6.7% recorded in 2007.

The period also recorded an income of MCh$448 generated by related companies, lower by MCh$3,364 than the income recorded in the fiscal year 2007. This result was caused by lower results generated by foreign subsidiaries that in the aggregate amounted to MCh$4,215, basically due to losses from AFORE Bancomer in Mexico, which overshadowed the positive results achieved by the local subsidiaries that together contributed MCh$851.

Partially offsetting the above were lower interest rate expenses which decreased by MCh$1,636 due to the lower balance of the short-term banking debt maintained in the period.

Income taxes

In the fiscal year 2008, income taxes was MCh$3,565 recording a lower expense of MCh$5,538 or 60.8% with respect to the fiscal year 2007. Even though the net financial losses were recorded during the year, tax expenses were recorded as certain adjustments to income before taxes are required to determine tax returns. Such adjustments basically relate to reversal of losses on mandatory investments and price level restatement for tax purposes thus, the Company recorded a positive taxable income.

Net income

Net income decreased by MCh$59,965 from a net income of MCh$49,211 for the fiscal year 2007 to a net loss of MCh$10,754 for the fiscal year 2008.

Operating results for the years ended December 31, 2006 and 2007

Operating Revenues

In fiscal year 2007, operating revenues were MCh$203,460, representing a real increase of 4.7% or MCh$9,153 with respect to the same period in 2006. This increase is the result of higher fee income, which recorded a positive variation of MCh$14,173 or 8.9%, due to higher collection levels recorded during fiscal year 2007. The above was partially offset by lower gains on mandatory investments amounting to MCh$4,892 for the period, due to the high basis of comparison (nominal return of 19.0% in 2006 compared with 13.7% in 2007) that represented the gains obtained in 2006. Adding to the latter were other operating revenues of MCh$129 or 1.5%, due to lower financial revenues stemming from the life and disability insurance that were partially offset by the increase in fee income generated by AFP Génesis in Ecuador and higher flows of fee income of other AFPs , which were erroneously collected by them.

Fee income was MCh$173,336 in fiscal year 2007, an increase of 8.9% or MCh$14,173 with respect to the same period of 2006. This result was driven by an increase of 8.5% or MCh$13,289 in higher collection levels related to mandatory contributions with respect to 2006. Additionally, fees from voluntary pension savings as well as voluntary savings positively contributed to this evolution, which together increased by MCh$417 or 47.8% with respect to the year ended December 2006. Finally, the increment from 1.00% to 1.25% in the fee charged over the pensions for programmed withdrawals implied higher revenues of MCh$467 during the period.

Regarding the market competitive variables, Provida has maintained its leading position in the pension industry with average market shares around 40% in terms of clients as of December 31, 2007, where the average number of contributors was 1,639,441 and holding more than 30% of the salary base and assets under management of the industry.

Gains on mandatory investments were MCh$21,510 in fiscal year 2007, a decrease of MCh$4,892 or 18.5% with respect to the same period in 2006. The decrease was explained by the high basis of comparison from those represented in 2006 with a weighted average nominal return of pension funds of 19.0%, while in 2007 this was 13.7%. The lower performance of investments were recorded in stock markets in both local (Dec.07: IPSA +13.3%, IGPA +13.7% v/s Dec.06: IPSA +37.1%, IGPA +34.4%) and foreign (Dec.07: Dow Jones +6.4%, MSCI US Value -0.9%, MSCI Europe ex UK +14.2%, FTSE +5.2%, MEXBOL +10.46 and Nikkei -6.2% v/s Dec.06: Dow Jones +16.3%, MSCI US Value +18.3%, MSCI Europe ex UK +32.4%, FTSE +25.6%, MEXBOL +45.8 and Nikkei +5.9%).

Other operating revenues in fiscal year 2007 were MCh$8,614, a decrease of MCh$129 or 1.5% with respect to 2006. This result was basically driven by lower financial revenues of MCh$1,037 due to the lower TIP rate (average financial system interest rate) applied by contract to certain cash flows related to the life and disability insurance, partially offset by higher fee income generated by AFP Génesis in Ecuador (MCh$450) and fees recovered from other AFPs (MCh$387).

Operating expenses

Total operating expenses in fiscal year 2007 were MCh$136,458, increasing by 7.7% or MCh$9,764 with respect to the same period of 2006. This increase was basically associated with the life and disability insurance due to the higher temporary premium recorded in the period in view of increments in collection levels, as well as higher accruals for unfavorable casualty rate. Additionally, higher remunerations of administrative and sales personnel were recorded,  triggered by the enforcement of a new collective agreement, implying higher allowances granted to personnel, adding higher wages paid, as a consequence of the larger number of staff maintained in the period given the new subcontracting regulation and higher commercial activity.

Administrative personnel payroll expenses for fiscal year 2007 were MCh$22,710, higher by MCh$1,108 or 5.1% with respect to the amounts recorded during the same period in 2006. This increase was primarily due to the enforcement of a new collective agreement beginning in January 2007 that increased allowances paid to employees, and adding the new legislation in force since January 2007 regulating external personnel hiring that implied higher costs in remunerations due to a rise in the number of permanent employees maintained from an average of 979 for the year ended December 31, 2006 to an average of 1,024 for the year ended December 31, 2007. By comparing the end of both periods, the administrative staff increased by 5.7% from 969 as of December 31, 2006 to 1,024 workers as of December 2007.

Finally, also contributing to this result were higher severance indemnity payments in connection with the efficiency and transformation plan associated with management emphasis on the Company’s competitiveness, in light of new technology investments and a higher administrative staff due to the new subcontracting law. Although, the plan started to be implemented in January 2008, the Company, applying a conservative criterion, made accruals for such plan.

Partially offsetting the latter was a lower cost in seniority awards in connection with the adjustment made in 2006 by modifying the criterion to calculate the accrual of such awards, which included all the awards that every worker is entitled to and not only the most immediate one. The latter implied that in 2007 only the corresponding accrued right was acknowledged in the period.

Sales personnel payroll expenses increased by MCh$1,610 (16.5%) from MCh$9,741 in fiscal year 2006 to MCh$11,351 in fiscal year 2007. This variation was partly the effect, as in the case of the administrative staff, of the enforcement of the new collective agreement that implied higher allowances paid to sales agents. Additionally, the increase in commercial activity as a result of the increased flexibility of the transfer process generated higher fixed and variables remunerations, added higher severance indemnity payments due to the substitution of non-productive employees for a high profile staff.

In figures, the average number of sales agents in 2007 was 590 workers, increasing by 2.8% with respect to the same period of 2006 (574 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 11.6% from 653 sales people in December 2006 to 577 in December 2007.

The cost of life and disability insurance was MCh$74,721 during fiscal year 2007, representing an increase of MCh$7,178 or 10.6% with respect to the same period in 2006. This variation was in part explained by higher expenses of MCh$3,522 in temporary premium, associated with a larger client portfolio evidenced in the growth observed on mandatory collection.

Additionally, the current period showed a higher unfavorably casualty rate accrual of MCh$3,657, primarily due to an increase in benefit claims that is in line with the growth observed in the client portfolio. In addition, taking into account the lower returns levels achieved by pension funds, the cost of casualties to be covered by the AFP increased given that the AFP must cover the differential between the required capital to finance disable and survival pensions and the affiliates’ funds in their individual capitalization account. Therefore a comparatively minor return implies a lower balance in the affiliate accounts, and thus a higher contribution to be made by the AFP.

The Company’s casualty model has determined a lower economic value of casualties, given that forward rates used in the model are higher than the regulated historical discount rates used by the insurers. According to the current regulation, consequently, the balance required by the insurers to accrue casualties on behalf of Provida has continued prevailing.

Finally, the insurance cost was also affected by the final settlement for MCh$193 of the contract with ING insurance company, which coverage period was August 1999 – July 2001.

The remaining operating expenses were MCh$27,677 in fiscal year 2007, a decrease of 0.5% or MCh$131 with respect to the same period in 2006. This result was mainly driven by the technological component that recorded a lower data processing expense of MCh$661 associated with the Unified Platform as a result of the minor corrective activities required in the period. This had a counterpart in the higher expense recorded in amortization during the period (MCh$478), due to the enhancements added to the Unified Platform asset.

Moreover, selling and marketing expenses were lower by MCh$168, basically due to lesser marketing activities in media. Also, a lower depreciation was recorded (MCh$113) due to the termination of useful life of some information technology devices.

Partly offsetting the above was the increase of administrative expenses (MCh$314), mainly those related to the administration of funds (custodian and intermediation services), correspondence with affiliates, due to the increasing number of them and higher number of informative documents (ruled by Superintendency of Pensions) and collection service for the larger number of payrolls collected; higher expenses that have been partly offset by the inferior outsourcing personnel hiring as a result of the new subcontracting regulation.

Operating income

The increment of 13.6% or MCh$4,409 recorded by the core business  (defined as fee income minus operating expenses), given that operating expenses increased to a lower extent than fee income, the operating income decreased by MCh$611 or 0.9%, amounting to MCh$67,002 in fiscal year 2007, which was explained by lower gains on mandatory investments.

Other non-operating income (expenses) net

Other non-operating income (expenses) net recorded a loss in fiscal year 2007 of MCh$8,688, higher in MCh$4,207 than the loss recorded in fiscal year 2006. This result was basically explained by the loss of MCh$6,994 in price level restatement, superior by MCh$5,024 to the loss recorded in 2006. This deviation was explained by the higher inflation of 7.4% applied over the Company’s net liability exposure in 2007, while in the same period of 2006, this was 2.1%. The above was partially offset by lower losses in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, given an appreciation of 6.7% of the Chilean peso against the dollar during 2007, whereas a depreciation of 3.9% was recorded in December 2006.

The period also recorded an income of MCh$3,812 generated by affiliated companies, a decrease of MCh$1,283 regarding fiscal year 2006. This result was attained despite the outstanding performance of local affiliated companies that together contributed positively MCh$759 mainly by the superior earnings recorded by Previred and the lower loss recorded by AFC, which was not enough to offset lower contributions by foreign subsidiaries that jointly contributed MCh$2,041, basically due to the lower results obtained by AFORE Bancomer in Mexico. However, the latter had as a counterpart the higher other income (expenses) net of MCh$1,732 mainly gains stemming from the sale of total equity interest in BBVA Crecer AFP in The Dominican Republic in 2007.

Income taxes

In fiscal year 2007, the income taxes was MCh$9,103 recording a lower expense of MCh$2,431 or 21.1% with respect to the same period 2006. The tax expense grew to a lower extent than earnings before taxes, due to adjustments in the deferred tax obligation. This liability stemmed from the gains on mandatory investments given that earnings are taxed when shares of such asset are sold. Consequently, the discount rate to value such liability increased 35 basis points during 2007 and the deferred tax obligation decreased, reducing the tax income acknowledged in results.

Net income

Net income decreased from MCh$51,599 for fiscal year 2006 to MCh$49,212 for fiscal year 2007, a real decrease of 4.6% or MCh$2,387.

Impact of inflation and price-level restatement

Provida is required under Chilean GAAP to restate price levels for non-monetary assets and liabilities, profits and loss accounts in order to reflect the effect of changes in the purchasing power of the Chilean currency. During inflationary periods, monetary assets and liabilities generate losses or gains, respectively, in purchasing power. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms for both periods. See Notes 2 and 30 to the audited Consolidated Financial Statements.

The price level of non-monetary assets and liabilities is restated using the CPI. Monetary assets and liabilities are typically not adjusted because their value is eroded by inflation.

For practical reasons, the price-level restatement of trading securities is not accounted separately from the gain or loss on such securities. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been recognized separately if price-level restatement on trading securities had been accounted for separately prior to restating trading securities at fair values.

In terms of the impact of inflation on Provida’s results, inflation produces losses as a consequence of the Company’s net liability exposure.

The following table sets forth the net effect from changes in the purchasing power of the Chilean currency:

	As of, and for the ended December 31
	(In millions of constant Ch$)
	2006	2007	2008
Shareholders’ equity	4,111	15,280	20,038
Other assets	(2,593)	(8,235)	(8,733)
Premises and equipment	(824)	(2,729)	(3,228)
Liabilities	12	101	84
Accumulated depreciation	194	636	836
Profit and loss accounts	524	2,850	3,220
Net loss (gain) from changes in the purchasing power of the currency	1,424	7,903	12,217

B.     Liquidity and capital resources

Overview

The Company’s principal uses of funds are for life and disability insurance expenditures, payments of personnel remunerations and other operating expenses, additional constitution of mandatory investments and dividend payments. Provida has financed these expenses by using cash generated from its operations, as well as through short-term debts. Management considers that these sources of funds will be sufficient to finance contemplated capital requirements, as well as payments of its obligations. Due to the nature of its business, Provida has significant cash flows related to fees received from mandatory and voluntary pension savings, which are expected to continue performing like in previous years. Additionally, management considers that the expected growth of its customer portfolio will continue to increase its working capital requirements, for which, the Company would be well positioned to finance such requirements.

In 2007, the variations in cash and cash equivalent were negative by MCh$273 (MUS$0,4), as a result of the net negative cash flows originated by financing and investment activities. During 2008, the variations in cash and cash equivalent were positive by MCh$25,956 (MUS$41) as a result of the positive cash flows stemming from operating activities.

In 2009, the Company expects that the major cash needs may include:

-	Payments and refinancing of short-term contractual obligations in the amount of MCh$5,800 (MUS$9); and
-	Budgeted capital expenditures of MCh$9,300 (MUS$15).

Moreover, capital requirements for 2009 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations and if necessary, by long and short-term debt.

Sources and uses of funds

Cash and working capital. As of December 31, 2007, the Company recorded a negative working capital in the amount of MCh$30,981 (MUS$42), and as of December 31, 2008, the negative working capital was MCh$13,110 (MUS$21). Generally, Provida registers a negative working capital because one of its principal financing requirements is the mandatory investments portfolio, which is not considered.

Additionally and to the extent necessary, the Company’s needs have been financed by short-term debts and it has maintained accruals to cover unfavorable casualty rates to be paid to insurers in the first quarter following the year they are incurred.

Net cash provided by operating activities. In 2008, it amounted to MCh$68,016 (MUS$107), representing an increase of MCh$23,046 with respect to net cash provided by operating activities in 2007. Funds provided by operations consisted principally of fee income paid by the Company’s customers.

Net cash used in financing activities. In 2008, the Company’s financing activities amounted to MCh$35,162 (MUS$55) from which Ch$175,152 million (MUS$275) were generated from bank borrowings. These amounts were offset by MCh$176,059 (MUS$277) for repayment of bank borrowings and MCh$38,881 (MUS$61) in paid dividends.

Net cash provided by / used in investing activities. Net cash used in investing activities was MCh$6,247 (MUS$10) in 2008, decreasing by MCh$7,594 as compared to net cash provided by in investing activities in 2007. The principal use of funds from investing activities in 2008 was the mandatory investment purchases for a net amount of MCh$4,657 (MUS$7).

C.    Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.    Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2008:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(MCh$ constant)
Contractual Obligations
Life and Disability Insurance	33,873	33,873	-	-	-
Unconditional purchase obligation	887	887	-	-	-
Total Contractual Obligation	34,760	34,760	-	-	-
Commercial Commitments			-	-	-
Banks lines overdrafts	252	252	-	-	-
Capital lease contracts	396	28	64	76	228
Total Commercial Commitments	648	280	64	76	228

Provida’s most material contractual obligation stems from the life and disability insurance policy subscribed with BBVA Seguros de Vida S.A. The premiums are paid every month and the adjustments for casualty rates once a year. Adjustments of casualty rates generate a liability with the insurer that is settled by Provida in the first quarter of the following year.

Unconditional purchase obligations related to service contracts. See Note 31 to the audited Consolidated Financial Statements. Such obligations for this concept represent the one -month lag for payment. Consequently, from  year 1 on, there is no obligation for this concept.

The use of the banks’ credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2008, the unused lines of credit amounted to MCh$47,000. Finally, Provida’s capital leases are basically connected with the financing of fixed assets. See Notes 12 and 15 to the audited Consolidated Financial Statements.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Provida’s Directors and senior management as of December 31, 2008 were as follows:

Directors (1)	Position	Current Position Held Since	Expiration of Current Term
Gustavo Alcalde Lemarie (2)	Chairman of the Board of Directors	2007	2009
Jesús del Pino Durán	Vice-Chairman	2007	2009
Francisco Javier Sala Domínguez	Director	2008	2009
Luis Fernando Ferreres Crespo	Director	2007	2009
Ramón Herrera Otal (3)	Director	2008	2009
Ximena Rincón González	Director	2006	2009
Alberto Pulido Cruz	Director	1999	2009
(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more of shares in the Company.
(2)
Mr. Gustavo Alcalde Lemarie presented his resignation as Director of the Company on April 21, 2009, effective April 22, 2009. Mr Joaquín Vial Ruiz-Tagle was appointed as his replacement, taking office on April 22, 2009.

(3)
Mr. Ramón Herrera Otal served on Provida’s Board of Directors for most of the fiscal year of 2008 but on October 6, 2008, presented his resignation as Director of the Company. The Board of Directors decided to further deliberate the choice of his replacement.

Senior Management (1)	Position	Current Position Held Since	Expiration of Current Term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Juan Carlos Reyes Madriaza	Chief Control and Strategic Development Officer	2007	N/A
Joaquín Cortéz Huerta	Chief Investment Officer	2008	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Eduardo Vidal Pérez	Chief Operational Officer	2007	N/A
Andrés Veszprémy Schilling(3)	General Counsel	2002	N/A
Arnaldo Eyzaguirre Miranda(2)	Auditor	2003	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning and Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Alexia Cornejo Moreno	Operating and Market Risk Division Manager	2005	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A
N/A: Not applicable
(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in the Company.
(2)	On January 15, 2009, Mr. Arnaldo Eyzaguirre Miranda presented his resignation as Auditor for personal reasons. Mr. Rodrigo González was appointed as his replacement.
(3)	On April 1, 2009, Mr. Andrés Veszprémy presented his resignation as General Counsel for personal reasons. Mr. Rodrigo Peña was appointed as his replacement.

Directors

Gustavo Alcalde Lemarie is the Chairman of the Board and has been Director of Provida since 2006. He received his commercial engineering degree from the University of Chile.

Jesús del Pino Durán is the Vice-Chairman of the Board and Director of Provida and has been Director of Provida since 2007. He received a degree in law and economics from the University of Sevilla and PADE Master in IESE.

Francisco Javier Sala Domínguez holds the position of Director of Provida since May 2008. He received a law degree from the Universidad Complutense in Madrid, Spain.

Luis Fernando Ferreres Crespo has been Director of Provida since 2007. He received a chemical engineering degree from the Universidad de Lejona (País Vasco), Spain.

Ximena Rincón González has been Director of Provida since 2006. She received her law degree from the University of Chile.

Alberto Pulido Cruz has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile.

Senior management

Ricardo Rodríguez Marengo has been Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina. Previously, he was Commercial Chief Officer in AFJP BBVA Consolidar in Argentina.

Juan Carlos Reyes Madriaza has been the Control and Strategic Development Chief Officer since 2007. He received a mathematics and civil engineering degree from the University of Chile. Between 1999 and 2007 he was the Chief Operational Officer, and between 1994 and 1998 he served as Production Division Manager of Provida.

Joaquín Cortéz Huerta has been the supply Chief Investment Officer since July 31, 2008. Previously, he held the position of Investment Officer (1996 up to April, 2007). He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago in USA.

Carlo Ljubetic Rich has been Chief Commercial Officer since 2000. He received an industrial engineering degree from the University of Santiago of Chile.

Eduardo Vidal Pérez has been the Chief Operation Officer since 2007. He received a commercial engineering degree from the University of Chile. Between 2002 and 2007, he served as the Pensions Division Manager in AFP Provida.

Andrés Veszpremy Schilling was General Counsel since 2002 until April 1, 2009. He received a law degree from the University of Chile and a Master of Laws in International Legal Studies from the American University in the United States of America.

Arnaldo Eyzaguirre Miranda was the auditor in charge of the Controller Division since 2003 until January 15, 2009. He received his commercial engineering degree from the Metropolitan Technological University of Chile and his accounting auditor degree from the Central University of Chile.

Mauricio Araya Ahumada has been Human Resources Manager since 2006. He received a commercial engineering degree and an MBA from the Catholic University of Valparaiso, Chile.

María Paz Yáñez Macías has been the Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

Juan Sepúlveda Parra has been the Pensions Accounting Division Manager since 2007. He received his general accountant degree in Santiago, Chile. Between 1992 and 2007, he served as the Chief of the Accounting Department of Fund Account in AFP Provida.

Alexia Cornejo Moreno has been the Operating and Market Risk Division Manager since 2005. She previously held the position of Operating Control Division Manager. She received her degree as accounting auditor from the University of Talca, Chile.

Iván Baeza Galaz has been the Pensions Marketing Division Manager since 2007. He received a civil industrial engineering degree from University of Santiago of Chile. Between 1999 and 2007, he served as the Chief of the Commercial Development Department in AFP Provida.

B.    Compensation

The per diem compensation paid by Provida to all Directors during the fiscal year 2008 was an aggregate of MCh$129, a 10.8% decrease year-over-year. The total per diem paid in 2008 was as follows:

Directors	Per Diem
(in millions of constant $Ch as of December 31, 2008)
Ximena Rincón González	65
Alberto Pulido Cruz	64
Total	129

None of the Directors have service contracts with the Company or with any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2008, including 23 managers (area and division), 5 deputy managers and 32 department chiefs, was MCh$2,684. Severance payments made during 2008 to all executives who left the Company for different reasons totaled MCh$333.

The Company has maintained the plan of variable incentives known as “Direction Oriented to Results” (DOR) currently implemented for managers and department chiefs. This evaluation system is focused on the employees’ reaching certain quantitative and tactical objectives previously set for each executive. Its payment is conditioned on the level of specific goal achieved and the contribution made by each executive, which is calculated using a methodological evaluating process.

C.    Board practices

Provida complies with corporate governance policies and guidelines established under Chilean law. Provida is administered by a Board of Directors that ordinarily meets once a month. In accordance with the Company’s by-laws as of December 31, 2008, the Board of Directors comprises seven members elected for a two-year term by the shareholders in an Ordinary Shareholders’ Meeting. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-executive” directors.

The Pension Reform Law incorporates additional limitations over executives that might be designed as directors of AFPs and the requirement that at least two of the Board of the Directors’ members be considered as autonomous. Commencing on October 2008, providing that directors and/or executives of other AFPs, banks or financial institutions, stock exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies may not be appointed to assume as directors of an AFP. A director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such societies that might generate a potential conflict of interest or  hinder his/her independence from the conglomerate.

Directors’ Committee

The concept of a “Directors’ Committee” was introduced by Law N° 19,705 passed on December 2001 (which regulates public share offerings and conflicts of interest) and Circular 1,526 passed on February 2001 by the SVS. At the Board of Directors’ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions formerly carried out by the Audit Committee. Under Chilean law, the members of this committee are not required to be independent as is further detailed in the table below titled “Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards”.

Under Provida’s by-laws, the responsibilities of the Directors’ Committee include: proposing external auditors; examining reports made by the external auditing firm; approving additional services to be provided by the external auditing firm; analyzing reports made by the Controller Division of Provida; reviewing resolutions and notes issued by regulatory organizations; reviewing the report on the implementation of financial controls; reviewing and evaluating the plan by Provida’s Audit Division for the year and approving transactions with related parties. For the fiscal year of 2008, the following matters were significant: (i) approval for the fiscal year 2008 of the prices for corrective maintenance services, evolutionary/regulatory developments and the previous framework of the AFP’s Unified Platform, in accordance with the agreement entered into on December 1, 2005 with Maintenance Center of BBVA Pensiones Chile S.A; and (ii) approval for the fiscal year 2008 of the price for data processing services in accordance with the contract entered into on August 1, 2004 with BBVA Bancomer Servicios Fideicomiso N° 47433-8 in Mexico.

The members of the Directors’ Committee are elected by the Board of Directors. For the fiscal year 2008, the Directors’ Committee comprised Mr. Gustavo Alcalde Lemarie, who was also designated as the “financial expert” of the Directors’ Committee; Mr. Alberto Pulido Cruz and Mr. Juan Prado Rey-Baltar (Mr. Rey-Baltar served on the Committee until May 2008 when he was replaced by Mr. Luis Fernando Ferreres Crespo). This Committee met seven times in 2008 during which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez; the Auditor, Mr. Arnaldo Eyzaguirre; the Committee Secretary, Mr. Andrés Veszpremy Schilling, and occasionally, the partners of the external auditing firm, Deloitte.

During the fiscal year 2008, the Directors’ Committee did not incur any expenses except those in relation to the compensation of its members. The total fees paid in 2008 for participation in the Directors’ Committee was as follows:

Directors	Fees
(in millions of constant $Ch as of December 31, 2008)
Alberto Pulido Cruz	3
Total	3

The Board of Directors’ Investment Committee

On December 18, 2007, the Board of Directors’ Investment Committee was created. This Committee is composed of at least three directors of the AFP, who currently are Mr. Jesús del Pino Durán, Mr. Alberto Pulido Cruz and Mr. Gustavo Alcalde Lemarie and the Chief Executive Officer, the Chief Investment Officer and other executives appointed by the Board of Directors.

Among its functions are: designing an investment policy and a risk profile for each fund type; supervising the implementation of the investment policy approved by the Board of Directors and the investment limits on pension funds established by law; reviewing objectives, policies and procedures with respect to the administration of risk in pension fund investments; examining information regarding the performance of pension funds investing in derivative ins truments, foreign investments (equities, fixed income and currencies) and related companies, and issuing an annual report for the Board of Directors regarding such performance; approving the investment in new kinds of assets; allocating assets of each fund type, with especial emphasis when allocating assets in the different geographic sectors; granting extraordinary authorization to depart from the investment policy defined by the Board of Directors and other relevant matters.

The Pension Reform Law requires that administrators must establish investment policies for each of the pension fund types administered by them, which will be elaborated by the Board of Directors. In addition, administrators must have a policy to deal with conflicts of interest, which is approved by the administrators’ Board of Directors. Administrators submit a copy of the policy to deal with conflicts of interest to the User Commission and the Superintendency of Pensions, which publishes it on its website.

The policy to deal with conflicts of interest must, at a minimum, address the following matters: i) internal control rules and procedures that ensure an appropriate management and resolution of conflicts of interest that might affect directors, managers, administrators, and principal executives of the administrator; ii) confidentiality and the handling of confidential information; and iii) requirements and procedures for the election of candidates for director positions in corporations in which the pension funds invest.

Significant differences between our corporate governance practices and the NYSE Corporate Governance Standards

Provida’s corporate governance practices are regulated by Chilean law (in particular, Ley de Sociedades Anónimas, Law N° 19,705 approved in December 2001, regulating public offerings of securities and governing conflicts of interests; Note N° 1,526 passed in February 2001 by the Superintendencia de Valores y Seguros and the Pension Reform Law N° 20,255, among others) in addition to Provida’s by-laws. Since Provida has securities registered with the United States Securities and Exchange Commission (the “SEC”) and listed on the New York Stock Exchange (the “NYSE”), it is subject to the Corporate Governance standards applicable to “foreign private issuers” (as defined under the United States Securities Exchange Act of 1934, the “Exchange Act”) listed on the NYSE.

In general, foreign private issuers may comply with the corporate governance practices applicable to them in their local jurisdiction instead of the standards required under the NYSE Corporate Governance Standards set out in Section 303A of the NYSE Listed Company Manual. However, foreign private issuers listed on the NYSE must comply with Sections 303A.06, 303A.11 and 303A.12 (b) and (c) of such manual.

Sections 303A.11 requires that foreign private issuers disclose any significant differences in which their corporate governance practices differ from the standards applicable to domestic companies under NYSE listing standards. For the purposes of Section 303A.11, the relevant differences between the corporate governance practices followed by Provida and the NYSE Corporate Governance Standards for U.S. companies are as follows:

NYSE Corporate Governance Standard applicable to domestic listed companies	Corporate governance standards applicable to Provida under Chilean law
Section 303A.01 requires that a majority of the directors of a listed company be independent, such independence being determined in accordance with the criteria in the Section 303A.02.
Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant Corporate Governance Standard.
The Pension Reform (Law N° 20,255) establishes that a board of directors must be composed of a minimum of five directors, two of them being considered as “autonomous” according to the criteria established in the Pension Reform. Each autonomous Director must have an Alternate Director that satisfies the autonomy requirements established for regular Directors.

Section 303A.02 sets out the criteria to determine directors’ independence (no director qualifies as “independent” unless, among other things, the board of directors affirmatively determines that the director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors must express its opinion regarding the independence of each director on a case-by-case basis.

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant Corporate Governance Standard.
Pursuant to Chilean corporation law, Provida must determine whether the members of its Directors’ Committee (all of whom are members of our Board of Directors) are independent.
The definition of “independence” applicable to Provida pursuant to the Chilean corporation law differs in certain

NYSE Corporate Governance Standard applicable to domestic listed companies	Corporate governance standards applicable to Provida under Chilean law respects from the definition applicable to domestic listed companies under the NYSE Corporate Governance Standards.
Under Chilean corporation law, a director is deemed to be an independent member of the board of directors or the directors’ committee if such member would have been elected as a director at the shareholders’ meeting after excluding the votes of any controlling shareholder or a party related to it.
Additionally, the Pension Reform Law (Law N° 20,255) establishes that a director will be considered “independent” when he or she has no relationship with the AFP, the other corporations of the corporate group to which the AFP belongs, its controlling shareholder, and the principal executives of any of the group companies  that might generate a potential conflict of interest or hinder his/her independence. The standards of independence according to the Pension Reform Law are substantially similar to those under the NYSE Corporate Governance Standard. It also establishes that directors and/or executives of an AFP may not be appointed as directors and/or executives of other AFPs, banks or financial institutions, stock exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies. Additionally, directors of Chilean or foreign corporations belonging to the same corporate group as the AFP may not be appointed as directors of the AFP.

Section 303A.03 requires that non-management directors must meet at regularly scheduled sessions without management.
Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the NYSE Corporate Governance Standard. Under Chilean law, a company’s executive officers may not serve on such company’s board of directors. As a result, Provida’s Board of Directors consists entirely of “non-management” directors, making separate “non-management” meetings unnecessary.

Section 303A.04 requires that listed companies have a nominating/corporate governance committee composed entirely of independent directors.
Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Standard.
Provida does not have a nominating-corporate governance committee because neither the applicable Chilean Law nor Provida’s by-laws provide for this requirement. Provida’s shareholders have the right to make director nominations at the ordinary shareholders’ meeting.

Section 303A.05(a) requires listed companies have a compensation committee composed entirely of independent directors. Under Section 303A.05(b), the compensation committee must have a written charter that addresses the committee’s purpose and responsibilities which, at a minimum, are those set out in Section 303A.05(b)(i).

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Standard.
Provida has no compensation committee because neither the applicable Chilean Law nor Provida’s by-laws require this.

NYSE Corporate Governance Standard applicable to domestic listed companies	Corporate governance standards applicable to Provida under Chilean law
Under Section 303A.06, the audit committee must satisfy the requirements of Rule 10A-3 of the Exchange Act.
Pursuant to Law N° 19,705 approved in December 2001, (regulating public offerings of securities and conflicts of interest) and the Note N°1,526 passed in February, 2001 issued by the SVS, the concept of “Director Committee” was created. In the Board of Directors’ meeting held on May 29, 2001, Provida’s Board elected its first Directors’ Committee. This Committee assumed the functions of the former Auditing Committee required existing under the Chilean Law.
Provida’s Directors’ Committee currently satisfies the requirements established in Law N°19,705, as well as the requirements of Rule 10A-3 under the Exchange Act. Additionally, Law 20,255 requires the constitution of a Committee of Investments and  Conflicts of Interests, which must be composed of three directors, at least two of which must be independent, and one must be Chairman of the Committee.

Under Section 303A.07(a), the audit committees of listed companies are subject to additional requirements, such as knowledge in finances and at least one of its members must have experience in accounting or financial matters. Section 303A.07(b) requires that the audit committee members must satisfy the requirements for independence set out in Section 303A.02. Section 303A.07(c) requires that the audit committee must have a written charter that addresses the duties and responsibilities of the audit committee which, at a minimum, must include those set out in Rule 10A-3 of the Exchange Act and under Section 303A.07(c). Section 303A.07(d) requires that each listed company have an internal audit department to provide management, and the audit committee with ongoing assessments of the Company’s risk management processes and system of internal control.

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Standard.  Under Chilean law, our Directors’ Committee has assumed the functions of the former Audit Committee and it is not required to meet the additional requirements set out in Section 303A.07.
All members of Provida’s Directors’ Committee currently satisfy the “independence” requirement of members established in Rule 10A-3 of the Exchange Act.
Duties and responsibilities of the Directors’ Committee are established in Provida’s by-laws including: the election of external auditors, the review of reports made by the external auditing firm, the approval of additional services rendered by the external auditing firm, the analysis made by Provida’s Audit Division, the review of Resolutions and Notes issued by regulatory organizations and the approval of transactions with related parties.
Provida’s Audit Division provides ongoing reports to management and the Directors’ Committee regarding risk management and internal control processes of Provida.

Under Section 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.
Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Rule. Under Chilean law, Provida’s compensation policies do not provide for equity compensation. Thus, shareholder approval is not currently necessary.  However, shareholders would not be entitled to vote if the Company were to choose to implement an equity compensation plan in the future.

Under Section 303A.09, listed companies must adopt and disclose corporate governance guidelines. Likewise, the board of directors should evaluate the performance of its functions and its committees at least once a year.

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Rule. The Company follows the rules regarding the disclosure of corporate governance guidelines established by Chilean Law. Chilean law does not require that boards of directors evaluate the performance of their functions.

NYSE Corporate Governance Standard applicable to domestic listed companies	Corporate governance standards applicable to Provida under Chilean law

Under Section 303A.10, listed companies must adopt and disclose a Code of Business Conduct and Ethics for directors and employees and promptly disclose any waivers of the code for directors or executive officers.

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Rule. The Company has a Code of Conduct which governs the Company’s business conduct and ethics for directors and employees. See “Item 16B. Code of Ethics.”

The above description of the differences between the NYSE Corporate Governance Standards and the corporate governance practices applicable to Provida under Chilean Law is included in an English version on our website at www.bbvaprovida.cl

D.    Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operating area as of December 31, 2008:

Total number of employees as of December 31, 2008: 1,665 employees

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the General Counsel, the Auditor, the Control and Strategic Development Manager, the division managers of Human Resources, the Planning & Control Manager, the Operating and Market Risk Manager, the Pension Accounting and Pension Marketing Manager, and the area officers of Marketing and Sales, Investments and Media. Provida’s executive officers are appointed by the Board of Directors and hold the position at its discretion.

As of December 31, 2008, Provida had 1,665 employees, of which 628 employees were members of the sales force, representing 38% of its total staff. As of December 31, 2007, Provida had 1,601 employees, of which 577 were members of the sales force, representing 36% of its total staff. As of December 31, 2006, Provida had 1,622 employees, of which 653 employees were members of the sales force, representing 40% of its total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. As of December 31, 2008 its membership represented 40.1% of the Company’s total employees, of which 545 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its member are only administrative employees. As of December 31, 2008 its members represented 31.5% of the Company’s total employees.

In December, 2008 a new collective bargaining agreement was executed between Provida and Labor Union Nº1 and Labor Union Nº2. After several meetings with the negotiating commission, Labor Union Nº1 reached an agreement with Provida. Labor Union Nº2 and the Company failed to reach an agreement after Provida presented its last offer on December 23, which was rejected by the workers affiliated with that Labor Union. The result of failed negotiations was a strike that lasted from January 2, 2009 until January 23, 2009, when the workers finally accepted the last offer presented by the Company.

The two new collective contracts with Labor Union N° 1 and Labor Union N° 2 will be in effect until January 31, 2011 and December 31, 2010, respectively.

E.     Share ownership

The number of shares owned by Provida’s Directors and Executive Officers as of December 31, 2008 is the following:

Name of shareholder	Position	Number of shares of common stock owned
Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

Provida is a publicly traded corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Since July 1, 1999, Provida has been controlled by its major shareholder BBVA Inversiones Chile S.A., which currently owns 51.62% of issued shares in the Company but has no special voting rights. The remaining subscribed and paid shares are distributed between small local and foreign investors, including directors and executives of Provida who each have an individual participation lower than 1% of the issued share capital.

As of December 31, 2008, share ownership was as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
BBVA Inversiones Chile S.A.. (1)	171,023,53	51.62%
The Bank of New York (2)	94,029,465	28.38%
Larraín Vial	7,807,373	2.36%
Directors and executive officers	115,368	0.03%
(1) Corporation incorporated in Chile and whose major shareholder is Banco Bilbao Vizcaya Argentaria, Spain.
(2) Depositary Bank of ADS, Banco de Chile acting as custodian.

B.    Related party transactions

Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or on similar terms to those usually prevailing in the market. Directors and executive officers who violate Article 89 are liable for losses to the Company resulting from such violation. In addition, the Chilean Corporation Law, Article 44 establishes that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of this fact and such transaction has similar terms to those prevailing in the corresponding market. Resolutions approving such transactions must be disclosed to the company’s shareholders in the next shareholders’ meeting following the board of directors’ approval of said transaction. Violations of Article 44 may result in administrative or criminal penalties and personal liability to the Company, shareholders or third parties that may have suffered losses as a result of such violation. On occasion, Provida has entered into transactions with related parties or with entities that have relationships with certain of its Directors. All of these transactions have been made in compliance with the requirements of Articles 44 and 89 of Chilean Corporation Law.

In recent years, Provida has entered into transactions with companies under common control belonging to the BBVA Group (the “BBVA Group”) including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., Banco Bilbao Vizcaya Argentaria Chile S.A. (BBVA Chile S.A.), BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A and AFP Génesis in Ecuador.

BBVA Inversiones Chile S.A. is Provida’s major shareholder. The transactions entered into with this entity in 2007 related to the licensing by BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and maintenance services, both corrective and developing, of the new Unified Platform to be used in the Maintenance Center of BBVA Inversiones Chile S.A. The two parties also entered into a lease agreement.

BBVA Corredores de Bolsa S.A. is a subsidiary of BBVA Chile S.A. BBVA Group is the main shareholder of both Provida and BBVA Corredores de Bolsa S.A. The transactions with this entity are financial services rendered to Provida.

BBVA Chile S.A. There is a relationship through the major common shareholder BBVA Group. The transactions between Provida and this entity include lease agreements, collection services savings withdrawals and pension payments, overdraft lines, loans and bank current accounts.

BBVA Compañía de Seguros de Vida S.A. This entity is part of the BBVA Group. On January 1, 2005, BBVA Compañía de Seguros de Vida S. A. was awarded the bidding of Provida’s life and disability insurance for an indefinite period.

Servicios de Administración Previsional S.A. In March 2002, Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. Under this agreement, Provida loaned to PreviRed.com UF12,852 (approximately ThUS$440), with a monthly interest to be determined on the basis of the average of the last 5 days of the corresponding month of the TIP (average interest rate), as stated by the Central Bank for non-index loans with maturities between 30 and 89 days. Such loan agreement expired on December 31, 2003 and 50% was  renewed until the end of 2007 and the remaining 50% until the end of 2008.

Additionally, PreviRed.com renders certain services to Provida including electronic collection services, password administration, data processing, data transfers and technological services.

Administradora de Fondos de Cesantía Chile S.A. (“AFC”) Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed this entity’s debt in the aggregate amount of UF400,000, of which Provida has guaranteed MCh$2,772 (approximately MUS$5) in proportion to its equity interest in AFC. This guarantee is required under certain of AFC’s credit agreements, specifically those in relation to guaranty bills and promissory notes. The guarantee expires in January 2012. In addition, Provida is paid by AFC for rendering technological support and technological advisory services.

BBVA Bancomer Servicios S.A. There is a relationship through the major common shareholder of the BBVA Group. From 2005, this entity has rendered data processing services in the Processing Center, BBVA Bancomer Services in Mexico, for the Company and its pension funds.

AFP Génesis in Ecuador. Provida has a 100% equity interest in this company. The transaction with this company relates to the use of the Provida trade mark.

For the fiscal years 2007 and 2008, details of the related party transactions were disclosed in Note 32 to the audited and Consolidated Financial Statements.

Details of transactions with related parties for the years ended December 31, 2006, 2007 and 2008 are as follows:

Company	Transaction	Amount of transactions			Effect on income (expense)
		(In MCh$ as of December 31, 2008)
		2006	2007	2008	2006	2007	2008
BBVA Inversiones Chile S.A.	Software Purchase	885	1,725	1,885	(1,121)	(1,599)	(1,929)
	Software Maintenance Service (CMA)	1,483	1,164	1,006	(1,483)	(1,164)	(1,006)
	Lease	-	1	1	-	1	1

BBVA Corredores de Bolsa S.A.	Financial services	139	157	187	(139)	(157)	(187)

BBVA Chile S.A.	Lease branches, BBVA Tower	1,935	1,932	1,993	1,935	1,932	1,993
	Lessee Overhead	358	376	397	(358)	(376)	(397)
	Lessor Overhead	484	352	588	484	352	588
	Withdrawal saving services	195	188	162	(195)	(188)	(162)
	Lease branches , Huérfanos-Bandera	932	923	820	(932)	(923)	(820)
	Pension payments services	670	700	796	(670)	(700)	(796)
	Collection contract	1,532	1,382	1,031	(1,532)	(1,382)	(1,060)
	Line of credit	16,691	15,300	-	(932)	(802)	(148)
	Expenses for current account maintenance	4	48	25	(4)	(48)	(25)

BBVA Compañía de Seguros de Vida S.A.	Paid premiums	45,422	49,532	72,095	(45,422)	(49,532)	(72,095)
	Casualty rate Accrual	21,254	25,114	36,519	(21,254)	(25,114)	(36,519)
	Financial Revenues	2,529	1,924	2,937	2,529	1,924	2,937
	Premium liquidation payments	15,194	19,660	23,276	-	-	-

Company	Transaction	Amount of transactions			Effect on income (expense)
		(In MCh$ as of December 31, 2008)
		2006	2007	2008	2006	2007	2008
Servicio de Administración Previsional S.A.	Electronic collection service	518	738	1,102	(518)	(738)	(1,102)
	Loan	335	85	-	27	20	-
	Password administration	45	52	73	(45)	(52)	(73)
	Data Processing	25	25	23	(25)	(25)	(23)
	Archive transfer	13	14	13	(13)	(14)	(13)
	Technological Services	-	2	8	-	(2)	(8)

Administradora de Fondos de Cesantía Chile S.A.	Technological advisory and services	511	382	128	511	382	128
	Technological support services	126	198	482	126	198	182
	Mercantile current account	281	296	42	-	-	-

BBVA Bancomer Servicios S.A.	Data Processing	1,631	1,102	1,374	(1,631)	(1,102)	(1,374)

During the fiscal year 2008, the Board of Directors approved transactions with related parties with the recommendation of the Directors’ Committee All of these transactions were entered into similar terms and conditions similar to those prevailing in the market terms.

Meeting of the Board of Directors held on September 25, 2008 to approve the following transactions:

-
For the fiscal year 2008, prices paid for corrective maintenance services, regulatory developments and developing the previous framework of the Unified Platform, in accordance with the agreement entered into on December 1, 2005 with the Maintenance Center of BBVA Pensiones Chile S.A. Prices paid were as follows: (i) for corrective maintenance services, prices equivalent to US$1,417,599; (ii) for regulatory developments, prices equivalent to US$2,916,465; and (iii) for the previous framework, prices equivalent to US$608,410.

-
For the fiscal year 2008, prices paid for data processing services under the contract entered into on August 1, 2004 with BBVA Bancomer Servicios Fideicomiso N° 47433-8 in Mexico for an amount equivalent to US$2,209,352. This amount corresponds to the estimated amount of MIPS to be processed during 2008 (US$1,876,080), to the guaranteed MIPS (390 MIPS per month during the first semester and 336 MIPS in the second semester) and the difference to be paid for a greater than expected volume of data processing services due to an increase of 2.3 millions registries with respect to affiliates’ historical data, higher frequency of accreditation and the migration of 13,000 pensions towards the United Platform. Every guaranteed MIPS has an estimated cost of US$5,168 and every additional MIPS out of the guaranteed MIPS has a cost of US$4,010.

Meeting of the Board of Directors held on December 15, 2008 to approve the following transactions:

-	lease to BBVA Chile S.A. for spaces located at 1490 Agustinas Street, fourth, fifth and ninth floors for monthly rental payments of US$137.34, UF57.22 and UF57.22, respectively.

-	lease from BBVA Chile S.A. for spaces located at 1953 Barros Errazuriz Street, eighth floor for monthly rental payments of UF95.72.

-	lease from BBVA Chile S.A. for spaces located at 5819 Pedro Aguirre Cerda Street, for monthly rental payments of UF115.20.

-
amendment to the Framework Agreement entered into on April 7, 2003 with Servicios de Administracion Previsional S.A., Previred.com, as a result of which this company was put in charge of (i) disposing of the Internet portal for the Integral Pension Assistance Centers (“CAPRI”) to permit the registration of pension requests, claims or queries from the CAPRI offices and the display of such requests by the Pension Fund

Administrators. Services have a one-off fee, equivalent to UF299.8 plus VAT and a monthly fee of UF40.07 and (ii) disposing of a service to verify information of the Solidarity Pension System to the Pension Fund Administrators and the Social Pension Institute (“IPS”) to permit the exchange of information between the companies. The service has a one-off fee of to UF262.00 plus VAT and a monthly fee of UF49.21.

-
advisory Contract with Sevicios de Administracion Previsional S.A. “PreviRed.com” through which this society is put in charge of calculating the Fair Actuarial Factor (“FAJ”) as required in Note 1,509 of the Superintendency of Pensions. The services have a one-off fee of UF20.00.

-
renewal of outsourcing services from Servicios de Administracion Previsional S.A., “PreviRed.com” in relation to the electronic collection of pension contributions from the Instituto de Normalización Previsional (“INP”) on the same terms previously agreed.

-
contract for transfers of files and historical information from APV and APVC to be provided by Servicios de Administración Previsional S.A. “PreviRed.com” in conformity with the requirements of Notes 1533 and 1534 of the Superintendency of Pensions. Fees for services are linked to the number of registries received (RUT) as shown in the following table:

RUT N° received	Tariff per RUT
0-100	UF0.0152
101-300	UF0.0142
301-800	UF0.0117
801 onwards	UF0.0077

C.    Interests of experts and counsel

None.

Item 8.   FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 21, 2006, the Board of Directors announced its intention to pay a dividend for the fiscal year 2006 for an amount equivalent to 50% of Provida’s net income, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 27, 2007. In this meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2007 for an amount equivalent to 50% of Provida’s net income. The proposed dividend for the fiscal year 2007 was approved in the Ordinary Shareholder’s meeting held on April 30, 2008. Finally, in that meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2008 for an amount equivalent to 70% of Provida’s net income.

	Dividends per share for each period (in Ch$ as of December 31, 2008)
	2006	2007 (2)	2008 (2)
Total dividend	77.87	74.27	0.00
Dividend ratio (1)	50%	50%	70%
(1)	Annual dividends for the corresponding annual net income.
(2)
In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October of each year. At the Board of Directors extraordinary meeting held on October 17, 2008, the Board agreed to nullify the interim dividend distribution of Ch$10.27 agreed at the ordinary meeting held on September 25, 2008, as there were not enough information to estimate with reasonable assurance the financial results of the Company at the year end. The Company generated net losses for fiscal year 2008, so there was no net income for distributing dividends. The latter should be ratified in the Ordinary Shareholders meeting scheduled for April 30, 2009.

B.    Significant changes

None.

Item 9.   THE OFFER AND LISTING

A.    Offer and listing details

Provida estimates that during 2008, shares of its common stock were traded on approximately 92.8% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
Period	High	Low	High	Low
2004	1,235.00	965.00	29.95	24.30

2005	1,075.00	935.00	30.24	24.05

2006	1,000.00	850.00	28.99	23.20

1st Quarter 2007	940.00	858.68	26.49	23.35
2nd Quarter 2007	1,110.00	925.00	31.70	25.68
3rd Quarter 2007	1,249.00	1,160.00	38.12	31.74
4th Quarter 2007	1,330.00	1,228.00	40.00	36.06

1st Quarter 2008	1,260.00	1,065.00	37.23	35.15
2nd Quarter 2008	1,280.00	890.00	42.44	25.53
3rd Quarter 2008	1,035.00	849.68	33.10	23.67
4th Quarter 2008	904.00	560.00	24.19	12.10

October 2008	904.00	650.00	24.59	14.20
November 2008	700.00	590.00	16.47	12.10
December 2008	585.00	560.00	13.74	12.30
January 2009	680.00	580.00	15.94	13.52
February 2009	699.00	670.00	17.44	15.91
March 2009	710.00	670.00	18.50	16.49
1st Quarter 2009	710.00	580.00	18.50	13.52
April 2009 (3)	820.00	700.00	21.25	18.14
Source: Santiago Stock Exchange – Official Quotations Bulletin.
(1) Pesos per share of common stock reflect the nominal closing price on the trade date.
(2) Each ADS represents 15 shares of common stock.
(3) Information as of April 20, 2009

As of April 20, 2009, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$820.00 per share or US$21.25 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$578.66 = US$1.00 in the same date.

As of April 20, 2009 the closing trading price per ADS traded on the New York Stock Exchange was US$20.96 per ADS.

It is not possible for Provida to determine the proportion of ADS beneficially owned by U.S. residents.

B.    Plan of distribution

Not applicable.

C.    Markets

General

The Chilean stock markets are sophisticated and developed, reflecting the particular economic history and development of Chile. The Government’s policy of privatization of state-owned companies, implemented during the 1980s, led to an expansion of privately-held shares, resulting in the increased importance of stock markets in Chile regulated by the SVS. Certain elements of Chile’s stock markets, including pension fund investors, are highly regulated with respect to investment and compensation criteria, even though Chile’s stock markets are generally less regulated than U.S. stock markets with respect to disclosure requirements and use of information.

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2008, 235 companies had shares listed on the Santiago Stock Exchange that is the most important exchange in Chile, accounting for 88.5% of all equity traded in Chile. Approximately 11.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.4% of equity is traded on the Valparaíso Stock Exchange.

Equities, investment fund shares, fixed-income securities, short-term and money-market securities, gold and US dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange introduced a forwards market for two instruments: US dollar futures and Selective Share Price Index (the “IPSA”) futures. In 1994  a stock options market was opened. Equities are traded through an electronic system called Telepregón that operates continuously from 9:30 to 16:30 (Chilean time). The Electronic Stock Exchange of Chile operates continuously from 9:30 to 16:30 (Chilean time) on each business day.

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 67.3% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2004	116.0	7,270.1	182.78	199.52
December 31, 2005	135.9	20,364.1	187.76	218.17
December 31, 2006	175.0	28,701.6	252.36	299.11
December 31, 2007	213.3	50,400.31	287.09	338.96
December 31, 2008	134.1	31,789.74	230.96	263.65
Source: The Santiago Stock Exchange.
(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 15.5% (with a standard deviation of 24.5%) for the period between December 31, 2003 and December 31, 2008. During 2008, the IPSA fell by 27.3% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2004	19.3	18.2
2005	(0.9)	5.5
2006	31.0	33.6
2007	5.53	5.12
2008	(24.9)	(27.3)
Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2007 and 2008, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$213.3 billion and US$134.1 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented around 70% of the IPSA index in 2007 and 66% in 2008. The average monthly trading volumes for the years ended December 31, 2007 and 2008, were MUS$4,200 and MUS$2,649, respectively.

Foreign ownership

Foreign investment in Chile is governed by Decree Law N° 600 and by the Central Bank Act. Capital and earnings can be remitted through the formal exchange market. Ownership of Chilean shares by foreign investors through an ADS program is regulated by the Central Bank Act and by Chapter XXVI, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed in April 2001, it is still applicable to foreign investment contracts executed before that date (See “Item 10. Additional Information— D. Exchange controls”).

Foreign capital investment funds (“FCIF”) are regulated by Law N° 18,657, and receive preferential tax treatment. FCIFs are required to obtain a favorable report issued by the SVS, in case capital may not be remitted within five years from the date the investment is made, although earnings may be remitted at any time. A FCIF may hold a maximum of 5% of shares in a specific company, although this might be increased if the company issues new shares. Furthermore, no more than 10% of a FCIF’s assets may be invested in one company’s stock, and no more than 25% of the current outstanding shares of any listed company may be owned on a cumulative basis by one FCIF.

Market information

Since November 16, 1994, Provida’s ADS have been listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one share of Provida’s common stock, while after the increase in Provida’s issued share capital each ADS came to represent fifteen shares of common stock. Until February 7, 1996, the ADS were deposited with The Chase Manhattan Bank N.A. which acted as depositary. After that date, Provida’s ADS have been deposited with the Bank of New York as the successor depositary (the “Depositary”).

During the fiscal year 2008, a total of 220,618,505 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 66.6% of the Company’s shares of common stock.

In 2008, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$142,234 (approximately MUS$226), lower by 37.5% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$184, lower by 36.4% with respect to the figure for 2007. In total, trades had a value of MCh$259,187 (MUS$407), equivalent to 240.7% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2008 is as follows:

-	A total of 65,215,114 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$64,357. The average price reached was Ch$963 per share.

-	A total of 67,647,625 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$77,806.

-	A total of 85,581 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$71.

-	A total of 5,844,679 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$184.

D.    Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

Item 10.   ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

Organization and register

Provida is a corporation organized under Chilean corporation law. Shareholder rights in Chilean corporations are governed by the Chilean Companies Act (“Ley de Sociedades Anónimas 18,046”) and the company’s by-laws, which effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced from eight to seven. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2008.

Purpose

Article 4 of the Company’s amended and restated by-laws establishes its corporate purpose as follows: “the Company’s exclusive purpose is to (i) manage pension funds established by law; (ii) provide and administer the benefits established in the Decree Law 3,500 passed in 1980 and its amendments and those specifically authorized by other present or future legal enactments; (iii) constitute and/or participate in related companies complementary to its line of business pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) carry out activities authorized by law constituting and/or participating in related companies or united corporations authorized by law and/or as agreed to by the Superintendency of Pension Fund Administrator and (v) constitute and/or participate in corporations constituted as securities custodian companies under Law 18,876”.

Board of Directors

Provida’s management is vested in its Board of Directors. According to the Company’s by-laws, the Board of Directors comprises seven members, who may be re-elected. Directors hold their position for a term of two years, after which time elections are held. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings requires the presence of a majority of its members, and all resolutions require majority approval of those present and voting. In addition:

(a)
there are no restrictions in the Company’s by-laws relating to the right of Directors and Officers to vote on a proposal in which there is or might be a conflict of interest. However, under Chilean law, the Board of Directors must decide in advance whether a transaction is on market terms. If it is not possible to determine whether the transaction is on market terms, the Board may approve or reject the transaction or appoint two experts requesting that they issue a report on that transaction. Directors with interests shall be excluded from voting on the Board’s decisions related to such transaction;

(b)	the aggregate compensation of the Board of Directors is fixed at an Ordinary Shareholders’ Meeting;

(c)	there are no restrictions in the Company’s by-laws relating to the borrowing powers of Directors;

(d)	there are no restrictions in the Company’s by-laws setting out age limits or retirement requirements for Directors and Officers; and

(e)	under the Company’s by-laws, Directors do not need to be shareholders of the Company to be appointed.

Share capital

The Company’s share capital is divided into 331,316,623 ordinary shares of common stock, in registered form, with no par value. Each ordinary share entitles the holder thereof to one vote and to participate in any distributions by the Company in proportion to the number of shares that they own. Shareholders have pre-emptive rights to subscribe for new shares that may be issued by the Company from time to time in proportion to the shares they hold at the time of the increase. In addition:

(a)
there are no restrictions in the by-laws setting out a time limit for dividend entitlements to lapse. All shares are entitled to equal dividend payments. However, in accordance with the rule currently in force, if five years pass since a dividend was declared and it remains unpaid, the dividend will go to the Chilean Fire Department;

(b)	there are no restrictions in the by-laws concerning staggered intervals for the re-election of Directors or any articles permitting or requiring cumulative voting;

(c)
all shareholders have the right to participate in the Company’s net income. According to its by-laws, the Company is required to distribute an annual cash dividend to all shareholders in proportion to the shares held for a value of at least thirty-percent of that fiscal year’s net income;

(d)
in the case of a liquidation (which would be carried out by the Superintendency of Pensions) those pension funds managed by the Company would also be liquidated. As required by law, all shareholders have the same right to participate in any surplus in the case of the Company’s liquidation after having settled all its pending debts;

(e)	there are no redemption rights under the by-laws;

(f)	there is no right to a sinking fund under the by-laws;

(g)	all the Company’s shares are issued and fully paid. Consequently, shareholders are not subject to further capital requirements;

(h)	there are no restrictions in the Company’s by-laws discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares in the Company;

(i)	the by-laws do not describe any limitation on the rights to own shares in the Company;

(j)
there are no articles in the by-laws governing the ownership threshold above which a shareholder must disclose his/her shareholding. Nevertheless, as required by law, if a “controlling shareholder” has 66.66% of the capital stock of a company, he would be forced to make a public offer for the rest of the outstanding shares, within a period and in a way established by law; and

(k)	there are no restrictions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

In order to modify shareholders’ rights, the by-laws must be amended to reflect such modification. The by-laws can be amended only through a resolution passed at an extraordinary shareholders’ meeting.

According to the by-laws, shareholders’ meetings can be ordinary or extraordinary. An ordinary shareholders’ meeting must take place within four months from the close of the relevant fiscal year. Any other shareholders’ meeting is an extraordinary shareholders’ meeting. Generally, the Board of Directors calls shareholders’ meetings; however, these can be called by the Superintendency of Pensions, other institutions authorized by law or by shareholders representing at least 10% of the issued and fully paid share capital. Notice of the meeting must be published in a newspaper of general circulation, in the domicile of the Company three times during three different days.

C.    Material contracts

In 2006, 2007 and 2008, Provida did not enter into any material contracts. Provida only entered into contracts that were in the ordinary course of business. During 2004 and 2005, Provida entered into the following material contracts, which are currently in force between the parties:

-
On December 22, 2004, Provida entered into an insurance agreement with BBVA Seguros de Vida S.A., an affiliate of Provida, pursuant to which Provida took out insurance for its life and disability payment obligations in excess of a certain casualty rate level, as negotiated with BBVA Seguros de Vida S.A. Under this agreement, Provida pays all casualties up to the maximum rate specified therein.  This insurance agreement was modified by mutual consent of the parties effective as of January 2008 in order to update the mortality tables used to calculate benefits, which increased the cost of the insurance.  In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charge by the AFP from 2.39% to 2.59% in order to finance such higher costs.  If the insurance company were unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, inaccuracies in Provida’s estimates of what the actual casualty rate will be for any given period, which determine the expenses and accruals Provida is required to record, significantly affect the results of operations for Provida.  See “Item 4—Information on Provida—B. Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs” for additional information on the terms of this insurance contract.

-
On December 1, 2005, Provida entered into a non-exclusive worldwide software licensing contract and a software maintenance contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform).  During 2007, improvements for new projects were incorporated to the software platform pursuant to the maintenance agreement which had a value of MCh$1,584. Provida paid BBVA Inversiones Chile S.A. amounts for MCh$5,558 in 2006 and MCh$6,760 in 2007 in connection with the software license and MCh$1,362 in 2006 and MCh$1,069 in 2007 in connection with the maintenance agreement.  Both the license contract and the maintenance contract have an unlimited term and may be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

D.    Exchange controls

The Central Bank is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the formal exchange market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law N° 600 or can be registered with the Central Bank under the Central Bank Act. The latter is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

The Foreign Investment Contract (the “Contract”) among the Central Bank, Provida and the Depositary pursuant to the Central Bank Act – Article 47 – and Chapter XXVI – Compendium of Foreign Exchange Regulations – of the Central Bank, addressed the issue of ADS by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established by the former Compendium. Chapter XXVI has been repealed. Notwithstanding, the applicable law that governs the Contract is that in force at the execution of the Contract. Therefore, for the purposes of the Contract, Chapter XXVI is still applicable.

Absent the Contract, under applicable Chilean exchange controls regulations, investors might not be granted access to the formal exchange market for the purpose of converting pesos to dollars and repatriating from Chile the amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADS (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising therefrom). The following is a summary of certain restrictions contained in the Contract. This summary does not purport to be complete, and is qualified in its entirety by reference to Chapter XXVI, prior to the amendment by the Central Bank on April 16, 2001 and the Contract.

Under Chapter XXVI and the Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile who withdraws shares upon delivery of ADS (such shares being referred to herein as “Withdrawn Shares”), access to the formal exchange market to convert pesos to dollars (and remit such dollars outside Chile) in respect of shares represented by ADS or Withdrawn Shares. This includes amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that indicates that such Withdrawn Shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of rights to subscribe for additional shares, (d) proceeds from the liquidation, merger or consolidation of a company and (e) other distributions, including without limitation those resulting from any re-capitalization, as a result of holding shares represented by ADS or Withdrawn Shares. Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were re-deposited with the Depositary. Under certain circumstances, investors receiving Withdrawn Shares in exchange for ADS had the right to re-deposit such shares.

Chapter XXVI provided access to the formal exchange market in relation to dividend payments provided the company certify to the Central Bank that such dividend payment has been made and any applicable tax has been withheld. The Chapter XXVI also provided access to the formal exchange market in relation to the sale of Withdrawn Shares or distributions in relation to such shares. This is conditional upon receipt by the Central Bank of certification from the Depositary that such shares were withdrawn in exchange for ADS and the receipt under a waiver benefit of the Foreign Investment Contract until such Withdrawn Shares were re-deposited.

Chapter XXVI and the Contract provided that a person who brought foreign currency into Chile to purchase shares with the benefit of the Contract had to convert it into pesos on the same date and that person had 5 days within which to invest in shares in order to receive the benefits of the Contract. If such person decided during that period not to acquire shares, the person could access the formal exchange market to re-acquire dollars, provided that the applicable request was presented to the Central Bank within 7 days of the initial conversion into pesos. Shares acquired as described above could be deposited for ADS and the benefits of the Contract received, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit was effected and that the related ADS were issued and receipt by the custodian of a declaration from the person making such deposit waiving the benefits of the Contract with respect to the deposited shares. Both periods mentioned above were modified by the Central Bank on September 20, 1995. Formerly, the period was 60 days for converting dollars into pesos and 90 days from the initial conversion for informing the Central Bank that the person had not acquired shares of common stock and had reacquired dollars.

Access to the formal exchange market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires the approval of the Central Bank based on a request presented through a banking institution established in Chile. The Contract states that if the Central Bank does not act on such request within seven banking days, the request can be deemed approved.

Under current Chilean law, the Contract cannot be unilaterally modified by the Central Bank. However, no assurance can be given that additional Chilean restrictions applicable to ADS holders on disposals of the underlying shares or the repatriation of the proceeds from such disposals could not be imposed in the future, nor can there be any assessment as to the duration or impact such restrictions could have if they were introduced.

E.     Taxation

Chilean tax considerations

Taxation of dividends. In accordance with D.L. 824, 1974 on tax income and updates, foreign investors domiciled and resident abroad are affected by an additional tax with a rate of 35% calculated on the gross dividend, which is withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the society in respect to gains obtained during the previous fiscal year the “First Category Tax”, constitute a credit in favor of the investor.

Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 21.7%. Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not the Company is subject to the First Category Tax.  The First Category Tax credit, if available, does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed.  In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately.  The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company’s net income that is distributable after payment of the First Category Tax.

Example: Ch$

Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Withholding Tax (35% of the Company’s taxable income)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65 (83−18)
Effective dividend Withholding Tax rate	21.7% (18/83)

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADS.  Disbursements of such cash dividends by the Depositary to the holders of ADS will not be subject to Chilean taxation.  Dividend distributions made in property (other than shares) will be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property.  Stock dividends are not subject to Chilean taxation.

Capital gains. Gains from the sale or exchange of ADS (or ADRs evidencing ADS) outside of Chile are not subject to Chilean taxation. The deposit and withdrawal of shares in exchange for ADS will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to both a capital gains tax which is the First Category Tax (currently imposed at a rate of 17%) and the Withholding Tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of common stock to a related person, as defined in the Chilean tax law. In certain other cases, gains on the disposition of shares will be subject only to the capital gains tax.

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

U.S. Federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to a U.S. Holder that holds shares or ADS as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

-	Certain financial institutions
-	Dealers or traders in securities who use a mark-to-market method of tax accounting
-	Persons holding shares or ADS as part of a hedging, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the shares or ADS
-	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar
-	Entities classified as partnerships for U.S. federal income tax purposes
-	Persons liable for the alternative minimum tax
-	Tax-exempt entities, including an “individual retirement account” or “Roth IRA”
-	Persons that own or are deemed to own ten percent or more of our voting stock
-	Persons who acquired our ADS or shares pursuant to the exercise of any employee stock option or otherwise as compensation
-	Persons holding shares or ADS in connection with a trade or business conducted outside of the United States

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADS, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADS and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADS.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations of the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of shares or ADS and is:

-	a citizen or resident of the United States;
-	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
-	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADS will be treated as the owner of the underlying shares represented by those ADS for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADS for the underlying shares represented by those ADS.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released or intermediaries in the chain of ownership between United States holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADS in their particular circumstances.

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.  The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or in the case of ADS, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares (after reduction for the credit for First Category Tax) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax bases in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from shares or ADS (except for ADS that are disposed of outside of Chile) may not be creditable against a U.S. Holder’s federal income tax liability. See “Chilean tax considerations—Capital gains”. U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes in their particular circumstances.

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

We do not believe that we should be treated as a “PFIC” for U.S. federal income tax purposes for our 2008 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that we will not be considered a PFIC for any taxable year.  You should consult your own tax advisor to determine whether we were a PFIC for our 2008 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADS, such holder would be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  Unless a U.S. Holder has made the mark-to-market election described below, upon a disposition of shares or ADS, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a U.S. Holder would be allocated ratably over the holder’s holding period for the shares or ADS.  The amounts allocated to the taxable year of the disposition and to years before the company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge will be imposed on the amount allocated to such taxable years.  Similar rules apply to any distribution in respect of shares or ADS to the extent it exceeds 125% of the average of the annual distributions on shares or ADS received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  A U.S. Holder would also be subject to these adverse U.S. federal income tax rules on indirect or constructive distributions on, or dispositions of, shares of any subsidiary of the Company that is a PFIC.  If the Company were a PFIC for any year during which a U.S. Holder holds shares or ADS, it would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds shares or ADS even if the Company ceased to meet the threshold requirements for PFIC status.

Alternatively, if the shares or ADS are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  A mark-to-market election is not available, however, with respect to subsidiary PFICs.  The shares or ADS will be treated as “regularly traded” in any calendar year in which more than a minimum quantity of the shares or ADS, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, on which our ADS are listed, is a qualified exchange for U.S. federal income tax purposes.  Consequently if the ADS are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to a U.S. Holder if the company is or becomes a PFIC.

If a U.S. Holder makes the mark-to-market election, such holder generally will recognize as ordinary income the excess, if any, of the fair market value of the shares or ADS at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If a U.S. Holder makes the election, such holder’s basis in the shares or ADS will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of such shares or ADS in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

A timely election to treat the Company as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that the Company does not intend to satisfy record keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if the Company were a PFIC.

If a U.S. Holder owns shares or ADS during any year in which the Company is a PFIC, such holder generally must file an Internal Revenue Service Form 8621 with respect to the Company, generally with the holder’s federal income tax return for that year.

In addition, if the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the a taxable year in which it paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U. S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADS OR SHARES.

F.    Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. We file or furnish reports and other information with the SEC to the extent required by the statutory requirements applicable to us. Reports and other information filed or furnished by us with the SEC may be inspected and a copy obtained at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operations of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC’s website at http://www.sec.gov.com and can also be inspected and a copy obtained at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

I.     Subsidiary information

Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s future earnings and financial position are exposed to adverse fluctuations in foreign currency, interest rate, mandatory investments and the value of long-term obligations in connection with life and disability insurance. In the ordinary course of business, Provida actively manages exposure of its trading and investment activities to the market risks mentioned.

The following discussion about market risks includes forward-looking statements that involve uncertainty. Actual results could differ from those projected in the sensitivity analysis. See “Item 5. Operating and financial review and prospects—A. Operating results—Critical accounting policies.”

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in associated foreign companies, for an estimated value of MUS$72, contributing MCh$1,542 to Provida’s revenues as of December 31, 2008.

The devaluation of the domestic currency against the US dollar and the appreciation of the dollar with respect to the Chilean peso could adversely affect the returns on Provida’s equity interests and as a result affect income recognized on such investments for the relevant period.

Interest rate risk

To meet its working capital needs, the Company has various lines of credit and it can be exposed to minor interest rate risk as a result. There is no interest rate risk in relation to current leasing obligations given that the interest rates under these agreements are fixed.

Mandatory investments

Provida’s main investment are the mandatory investments in the pension funds under management as required by law where each investment is equivalent to a 1% equity interest in that pension fund. Provida is required to maintain a 1% equity interest in each pension fund it invests in. Mandatory investments in pension funds represent almost 50% of Provida’s total assets under management and given the volatility of local and foreign markets in which the pension funds’ assets are invested; Provida’s future gains/losses on mandatory investments are subject to uncertainty which in turn make Provida’s future earnings from these investments equally uncertain.

Life and disability payment obligations

Life and disability insurance obligations are considered long-term obligations because the benefits to disabled affiliates are rendered following the final disability determination test, which is three years after the initial disability determination. See “Item 4. Information on Provida—B. Business overview—Primary expenses.”

In quantitative terms, an AFP must replenish any shortfall equivalent to the difference between an affiliate’s savings in his/her individual capitalization account and the benefits granted to him/her by law. These benefits correspond to the present value of the life annuity pension (equivalent to 70% or 50% of the affiliate’s average taxable remuneration for the last ten years) discounted by the life annuity rates in force at the time of the payment. As a result, changes in interest rates impact the final value of an AFP’s payment obligations.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been cured within 30 days.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision and with the participation of its management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness as of December 31, 2008 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2008 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so to allow decisions regarding required disclosures.

Management’s annual report on internal control over financial reporting

The management of Provida is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) of the Exchange Act. Provida’s internal control over financial reporting is a framework designed to provide reasonable assurance, for external purposes, regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in Chile, including the reconciliation of the Consolidated Financial Statements to U.S. GAAP and includes policies and procedures that:

-	pertain to the maintenance of records that, accurately and fairly reflect Provida’s transactions and disposals of its assets;

-
provide reasonable assurance that transactions are recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s expenditures are being made only in accordance with authorizations of Provida’s management and directors; and

-
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or disposal of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2008, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Administradora de Fondos de Pensiones Provida S.A.

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 30, 2009, expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating that (1) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements of the Company and (2) that a convenience translation of constant Chilean peso amounts to U.S. dollars was presented.

/s/ Deloitte
Santiago, Chile
April 30, 2009

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

For the fiscal year 2008, Provida’s Board of Directors determined that Mr. Gustavo Alcalde Lemarie, a member of the Directors’ Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on Mr. Alcalde’s understanding of Chilean GAAP, his ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, his experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Consolidated Financial Statements, his understanding of internal controls over financial reporting and his understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s Consolidated Financial Statements.

Item 16B.  CODE OF ETHICS

Provida has adopted a code of ethics that is applicable to all employees of Provida. Such document is called “Código de Conducta del Grupo BBVA” (“BBVA Group Code of Conduct”), and it applies to all officers and employees of all subsidiaries of the BBVA Group worldwide. A copy of the BBVA Group Code of Conduct can be obtained from the BBVA Group’s website, www.bbva.com. A copy will also be provided without charge to any person upon written request to the General Counsel of Provida, located at 100 Pedro de Valdivia Avenue, 15th floor, Santiago, Chile.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Amounts paid to the auditors for statutory audit and other services were provided as follows:

	As of December 31,
	2007	2008
	(In constant MCh$)
Audit Fees(1)	429.8	237.7
Audit Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	429.8	237.7
(1)
Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte for the audit of Provida’s annual financial statements or services that are normally provided by Deloitte, in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, were MCh$429.8 million and MCh$237.7 million in 2008 and 2007, respectively.

(2)
Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of Provida’s financial statements and are not reported under (1) above.

(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte other than the services reported in (1), (2) and (3) above.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2008, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

From the date of the Ordinary Shareholders’ meeting held on April 30, 2008, where it was agreed that Provida would continue to retain the services of the external auditing firm, there have been no changes in this area for the fiscal year 2008.

Item 16G.  CORPORATE GOVERNANCE.

To review the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board practices”.

PART III

Item 17.  FINANCIAL STATEMENTS

Provida has responded to Item 18 in lieu of Item 17.

Item 18.  FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of Provida’s Consolidated Financial Statements filed as part of this annual report.

Item 19.  EXHIBITS

Index to Consolidated Financial Statements:
Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, as of December 31, 2008 and 2007	F-3
Consolidated Statements of Income for the fiscal years ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statements of Cash and Cash Equivalents Flows for the fiscal years ended December 31, 2008, 2007 and 2006	F-6
Reconciliation to U.S. GAAP of Net Cash and Cash Equivalents Flows provided by Operating and Net Income for the fiscal years ended December 31, 2008, 2007 and 2006	F-7
Notes 1 to 42 to the Consolidated Financial Statements	F-8

Index to Exhibits:

1.1
English translation of  the By-Laws of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) which include a copy of Provida’s Deed of Incorporation (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on May 28, 2008)

4.1	English translation of the Life and Disability Insurance Contract between Provida and BBVA Seguros de Vida S.A. and the Amendment thereto dated January 4, 2008

4.2	English translation of the Software Licensing Contract between Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.)

4.3	English translation of the Software Maintenance Contract between Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.)

8.1	List of Subsidiaries

12.1	Section 302 Certification of the Chief Executive Officer

12.2.1	Section 302 Certification of the Pension Accounting Division Manager

12.2.2	Section 302 Certification of the Planning and Control Division Manager

13.1	Section 906 Certification of the Chief Executive Officer

13.2.1	Section 906 Certification of the Pension Accounting Division Manager

13.2.2	Section 906 Certification of the Planning and Control Division Manager

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Dated: May 6, 2009

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Administradora de Fondos de Pensiones Provida S.A.

We have audited the accompanying consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (“the Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income and cash flows for each of three years in the period ended December 31, 2008, all expressed in millions of constant Chilean pesos. These consolidated financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte
Santiago, Chile
April 30, 2009

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)

	As of December 31,
	2007	2008	2008
			(Note 2.p)
	MCh$	MCh$	ThUS$
Assets
Current Assets
Cash	3,005	5,936	9,327
Time deposits (Note 4)	489	23,514	36,946
Marketable securities (Note 5)	127	242	380
Receivables from Pension Fund	1,388	136	214
Receivables from Insurance Companies (Note 8)	306	475	746
Receivables from the State (Note 8)	1,952	5,567	8,747
Receivables and notes due from related companies (Note 9)	5,068	3,059	4,806
Fees receivable (Note 7)	423	484	760
Miscellaneous Receivables, net (Note 10)	1,749	1,700	2,671
Accounts receivable	32	48	75
Inventories	71	88	138
Recoverable Taxes, net (Note 22)	-	2,225	3,496
Prepaid expenses (Note 11)	142	82	129
Deferred income taxes (Note 22)	440	286	449
Total Current Assets	15,192	43,842	68,884
Mandatory Investment
Mandatory Investment – Fund type A	38,485	21,128	33,197
Mandatory Investment – Fund type B	39,569	26,520	41,669
Mandatory Investment – Fund type C	81,903	66,756	104,888
Mandatory Investment – Fund type D	20,618	20,209	31,753
Mandatory Investment – Fund type E	2,482	7,269	11,421
Total Mandatory Investment (Note 6)	183,057	141,882	222,928
Property, Plant and Equipment, net
Land	6,017	6,017	9,454
Buildings and Infrastructure	21,704	21,704	34,102
Equipment, furniture and fixtures	2,465	2,500	3,928
Other Fixed Assets	9,690	10,473	16,456
(Less) Accumulated Depreciation	(10,741)	(11,929)	(18,743)
Total Property, Plant and Equipment, net (Note 12)	29,135	28,765	45,197
Other Assets
Investment in related companies (Note 13)	15,850	16,094	25,287
Goodwill, net of accumulated amortization of MCh$81,329 and MCh$87,025 at December 31, 2007 and 2008, respectively (Note 13)	64,871	60,484	95,033
Receivable and notes due from related companies (Note 9)	231	115	181
Other Assets (Note 14)	2,987	4,419	6,943
Intangibles	7,361	8,644	13,582
Amortization of intangibles, excluding goodwill	(3,773)	(5,703)	(8,961)
Total Other Assets	87,527	84,053	132,065
Total Assets	314,911	298,542	469,074

The accompanying notes  are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)

	As of December 31,
	2007	2008	2008
			(Note 2.p)
	MCh$	MCh$	ThUS$
Liabilities and Shareholders’ Equity
Current Liabilities
Obligations with banks and financial institutions (Note 15)	1,698	252	396
Dividends payable	176	150	236
Accounts payable	1,996	2,225	3,496
Notes and accounts due to related companies (Note 9 and 16)	2,087	4,386	6,891
Accounts payable to National Health Fund (Note 17)	516	462	726
Pensions payable	2,910	4,508	7,083
Collections to be cleared (Note 8)	470	181	284
Accounts payable to insurance companies (Note 8)	-	35	55
Accrued expenses (Note 19)	32,317	40,621	63,824
Withholdings (Note 18)	1,184	1,542	2,423
Withholdings from pensioners (Note 17)	2,341	2,517	3,955
Income tax (Note 22)	38	-	-
Other current liabilities (Note 20)	440	73	115
Total Current Liabilities	46,173	56,952	89,484
Long-Term Liabilities
Long-term deferred taxes (Note 22)	9,003	5,388	8,466
Other long-term liabilities (Note 21 and 23)	1,317	1,220	1,917
Total Long-Term Liabilities	10,320	6,608	10,383
Commitments and Contingencies (Note 34)	-	-	-
Shareholders’ Equity
Paid-in Capital	107,073	107,073	168,235
Additional Paid-in Capital	154	154	242
Other reserves	(14,634)	(11,008)	(17,296)
Retained earnings	165,825	138,763	218,026
Total Shareholders’ Equity (Note 24)	258,418	234,982	369,207
Total Liabilities and Shareholders’ Equity	314,911	298,542	469,074

The accompanying notes  are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)

	For the years ended December 31,
	2006	2007	2008	2008
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Operating Revenues:
Fee income (Note 7 and 35)	159,163	173,336	195,876	307,763
Gain (loss) on mandatory investments (Note 6)	26,401	21,510	(30,638)	(48,139)
Other operating revenues (Note 25)	8,742	8,614	11,844	18,609
Total Operating Revenues	194,306	203,460	177,082	278,233
Operating Expenses:
Administrative personnel payroll expenses	(21,604)	(22,710)	(20,299)	(31,894)
Sales personnel payroll expenses (Note 35)	(9,740)	(11,351)	(11,790)	(18,525)
Directors’ fees (Note 27)	(148)	(148)	(132)	(207)
Selling and marketing expenses	(1,201)	(1,033)	(1,452)	(2,281)
Data processing expenses	(4,458)	(3,797)	(3,695)	(5,806)
Administrative expenses	(16,821)	(17,134)	(16,435)	(25,823)
Depreciation (Note 12)	(1,918)	(1,804)	(1,778)	(2,794)
Amortization	(1,121)	(1,599)	(1,929)	(3,031)
Life and disability insurance premium expenses (Note 8 and 35)	(67,542)	(74,721)	(108,617)	(170,661)
Other operating expenses (Note 29)	(2,138)	(2,162)	(2,388)	(3,752)
Total Operating Expenses	(126,691)	(136,459)	(168,515)	(264,774)
Net Operating Income	67,615	67,001	8,567	13,459
Non-Operating Income (Expenses):
Gain on financial investments	29	37	354	556
Equity participation income of related companies (Note 13)	5,094	3,812	448	704
Amortization of goodwill (Note 13)	(6,142)	(5,813)	(5,696)	(8,950)
Other non-operating income (Note 26)	2,143	4,564	3,607	5,667
Interest expenses (Note 28)	(2,273)	(2,240)	(604)	(949)
Other non-operating expenses (Note 29)	(1,363)	(2,055)	(494)	(774)
Price-level restatement, net (Note 30)	(1,424)	(7,903)	(12,217)	(19,196)
Foreign exchange gain (loss)	(545)	911	(1,154)	(1,813)
Net Non-Operating (Expenses)	(4,481)	(8,687)	(15,756)	(24,755)
Income (loss) before income taxes	63,134	58,314	(7,189)	(11,296)
Income Taxes (Note 22)	(11,535)	(9,103)	(3,565)	(5,601)
Net Income (loss)	51,599	49,211	(10,754)	(16,897)
5

The accompanying notes  are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS

(Restated for general price-level changes)

	For the years ended December 31,
	2006	2007	2008	2008
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Cash Flow from Operating Activities:
Fee income – received	159,132	175,500	195,808	307,657
Proceeds on investments - received	21	38	479	753
Other operating revenues	12,861	13,976	37,023	58,171
Total operating revenues	172,014	189,514	233,310	366,581
Payroll expenditures	(30,800)	(34,127)	(35,689)	(56,075)
Selling and marketing – expenditures	(1,350)	(555)	(879)	(1,381)
Data processing expenditures	(4,767)	(2,125)	(1,216)	(1,911)
Administrative expenditures	(14,647)	(19,304)	(14,548)	(22,858)
Life and disability insurance expenditures	(63,803)	(71,181)	(96,267)	(151,256)
Other operating expenses	(8,463)	(17,252)	(16,695)	(26,231)
Total operating expenses	(123,830)	(144,544)	(165,294)	(259,712)
Net cash provided by operating activities	48,184	44,970	68,016	106,869
Cash Flow from Financing Activities:
Dividends paid	(34,522)	(24,593)	(38,881)	(61,090)
Bank borrowings	224,675	518,301	175,152	275,202
Repayment of bank borrowings	(226,086)	(540,334)	(176,059)	(276,627)
Repayment of accounts due to related companies	(6,040)	(11,930)	(4,985)	(7,833)
Other financing	6,104	12,336	8,659	13,605
Other	(2,015)	-	952	1,496
Net cash (used in) financing activities	(37,884)	(46,220)	(35,1612)	(55,247)
Cash Flow from Investing Activities:
Sale of marketable securities	13	166	14	22
Sale of mandatory investments	4,059	4,806	5,296	8,321
Collection of other accounts receivable from related companies	-	85	251	394
Other proceeds from investments	2,054	8,960	490	770
Additions to premises and equipment	(1,199)	(891)	(1,393)	(2,189)
Purchase of marketable securities	-	(847)	(1,217)	(1,912)
Purchase of mandatory investments	(8,689)	(9,205)	(9,953)	(15,638)
Investments in related companies	(761)	(483)	-	-
Other	(6,439)	(1,244)	265	415
Net cash provided by (used in) investing activities	(10,962)	1,347	(6,247)	(9,817)
Total net positive cash flow for the period	(662)	97	26,607	41,805
Effect of inflation on cash and cash equivalents	(96)	(370)	(651)	(1,023)
Increase (decrease) in cash and cash equivalents	(758)	(273)	25,956	40,782
Cash and cash equivalents at beginning of period	4,525	3,767	3,494	5,490
Cash and Cash Equivalents at end of period	3,767	3,494	29,450	46,272
Supplemental cash flow information:
Cash paid during the year for:
Interest	1,859	1,730	1,589	2,497
Taxes	366	341	313	492

The accompanying notes  are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION TO U.S. GAAP OF NET CASH AND CASH EQUIVALENTS FLOWS PROVIDED BY
OPERATING AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)

	For the years ended December 31,
	2006	2007	2008	2008
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year	51,599	49,211	(10,754)	(16,897)
Deduct debits (credits) to income which do not represent cash flows	(7,700)	(4,524)	70,704	111,091
Depreciation and amortization for the period	9,181	9,216	9,403	14,774
Gain (loss) on mandatory investments	(26,401)	(21,510)	30,638	48,139
Accrued fee income	30	2,164	(68)	(107)
Life and disability insurance expenses	3,740	3,540	12,349	19,403
Equity participation income of related companies	(5,094)	(3,812)	(448)	(704)
Price-level restatement, net	1,424	7,903	12,217	19,196
Foreign exchange gain (loss)	545	(911)	1,154	1,813
Other operating funds	8,875	(1,114)	5,459	8,577
Decrease (increase) in Current Assets	3,218	344	(2,512)	(3,945)
Accounts receivable from pension funds, insurance companies and State	2,886	3,929	(2,526)	(3,969)
Inventories	16	(10)	(16)	(24)
Other current assets	316	(3,575)	30	48
Increase (decrease) in Current Liabilities	1,067	(61)	10,578	16,620
Notes payable, accounts payable and miscellaneous creditors	1,696	3,829	9,323	14,648
Collections to be cleared, accrued reimbursement collections by employers and participants for payments in excess	435	(22)	(288)	(453)
Accounts payable to National Health Fund, Pension	(246)	(20)	(19)	(29)
Income tax	(44)	(99)	(37)	(58)
Pensions payable	1,153	983	1,599	2,512
Other accounts payable related to non operating results	(1,927)	(4,732)	-	-
Net Cash provided by Operating Activities	48,184	44,970	68,016	106,869

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1.  THE COMPANY

Administradora de Fondos de Pensiones Provida S.A. (“Provida”, the “Company” or the “Administrator”) is a publicly traded company incorporated on March 3, 1981. It is subject to the Superintendency of Securities and Insurance (“SVS”) and the Superintendency of Pensions (formerly Superintendency of Pension Fund Administrator (SAFP)).

The sole object of Provida is to administer the Provida’s pension funds types A, B, C, D and E and to administer the provision of related benefits, in accordance with Decree Law (“D.L.”) 3,500 and modifications. Accordingly, Provida is regulated by the Superintendency of Pensions. As of 1994, in accordance with Laws 19,301 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

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

b. Basis of Consolidation – The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. and the following subsidiaries:

Subsidiary	2006%	2007%	2008%
Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994

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

In accordance with Technical Bulletin N°64 of the Chilean Association of Accounts, permanent foreign investments established in countries defined by such bulletin as being unstable, whose activities do not constitute an extension of the parent company’s operations are controlled and measured in US dollars. Differences between the Chilean peso and the United States (US) dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called “Cumulative translation adjustment”. This rule corresponds to all US dollar functional currency subsidiaries (A.F.P Genesis, Ecuador).

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

•
All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2008 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2008. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index
2006	124.11	2.1%
2007	133.34	7.4%
2008	145,19	8.9%
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Assets and liabilities denominated in foreign currency and UF (an inflation index-linked unit of account) and the investments in foreign related companies, have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
	2006	2007	2008
Currency	(In constant of Ch$)
United States Dollar	532.39	496.89	636.45
UF (Unidad de Fomento)	18,336.38	19,622.66	21,452.57

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

m. Revenue Recognition – Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Funds have been completed. In accordance with instructions issued by the Superintendency of Pensions, fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been deposited.

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

p. Convenience translation to US dollars – Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2008 of Ch$636.45 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into US dollars at such a rate or at any other rate.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 3.  CHANGES IN ACCOUNTING POLICIES

During 2007 and 2008, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

NOTE 4.  TIME DEPOSITS

Investments in time deposits have been made with Banco Rabobank in 2007 and Banco de Crédito, Banco Corpbanca, Banco Santander Santiago, Banco Internacional and Banco Security in 2008. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2007	2008
	MCh$	MCh$
Time deposits	459	23,417
Overnight deposits (US$ checking account) Brown Brothers Harriman	30	97
Total	489	23,514

The time deposits have original maturity dates of less than 90 days.

NOTE 5.  MARKETABLE SECURITIES

	As of December 31,
	2007	2008
	MCh$	MCh$
Marketable securities:
Corporate bonds titles of AFP Genesis, Ecuador	-	141
Bonds issued by Chilean Government agencies	92	64
Commercial paper	35	37
Total	127	242

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Mandatory Reserve investment in pension funds amounted to MCh$183,057 and MCh$141,882 as of December 31, 2007 and 2008 respectively, as per the following detail:

	As of December 31,
	2007	2008
	MCh$	MCh$
Pension Funds - Type A	38,485	21,128
Pension Funds - Type B	39,569	26,520
Pension Funds - Type C	81,903	66,756
Pension Funds - Type D	20,618	20,209
Pension Funds - Type E	2,482	7,269
Total	183,057	141,882

The Mandatory Reserve investment in pension funds generated an income of MCh$26,402 and MCh$21,510 during the years ended December 31, 2006 and 2007 respectively, and a loss of MCh$30,638 in the year ended December 31, 2008 from recognizing the variation in the value of its shares in the Pension Fund for book purposes. These amounts are shown in the Consolidated Statements of Income as "Gain (loss) on mandatory investments." The returns of the pension funds administered by Provida annually for the last three years are as follows:

	As of December 31,
	2006	2007	2008
	%	%	%
Pension Funds - Type A	22.33	11.23	-41.32
Pension Funds - Type B	18.79	7.16	-30.54
Pension Funds - Type C	15.66	4.55	-19.49
Pension Funds - Type D	10.99	3.34	-9.90
Pension Funds - Type E	6.85	1.27	-1.30

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

From April 1999 to May 2006, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. Since then the fixed fee was eliminated. From December 2000 to May 2006 the variable fee was 2.25% of the participants’ salary and from that date until December 2007 the variable fee was 2.39%. Starting January 2008, the variable fee rose to 2.59%, subsequently, in October 2008 the variable fee climbed at 2.64%. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.54% of salary for the years ended December 31, 2006, 2007 and 2008. All funds have the same fees.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2007 and 2008, fee income was as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Fixed fees	3,522	421	272
Variable fees	154,405	171,213	193,763
Other Fees	1,236	1,702	1,841
Total	159,163	173,336	195,876

As of December 31, 2007 and 2008, the accrued fee income was MCh$423 and MCh$484 respectively, which are included in “Fees receivable”.

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

The Pension Reform Law currently in force, modified the aforesaid by stipulating that all the AFPs will jointly enter into the disability and survival insurance through a bidding process that will establish a single fixed premium established as a percentage of the taxable incomes of affiliates to cover the benefits. It is estimated that the above will start in July 2009.

b. Insurance Contract:

In conformity with D.L. 3,500, Provida has entered into an insurance contract with BBVA Seguros de Vida S.A. (related party see Note 32) since January 1, 2005, for an indefinite period that in all the cases, will expire once the new rule regarding the joint bidding process of the survival and disability insurance by all the AFPs become effective. The insurance contract entirely covers the pensions of participants declared disabled through the initial determination and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of administering the payment of pensions originated by the initial determination, administering contributions to the member’s individual account, or making additional contributions, when applicable.

During the first quarter of each year, Provida and the insurer compare the accumulated payments made by Provida in the prior fiscal year under the temporary rate and true-up to the sum of (i) the effective amounts  paid by the insurer to affiliates or his or her beneficiaries ("temporary pensions and contributions") and (ii) the amount estimated by the insurer ("technical reserve") that it will be required to pay disabled affiliates once final determinations of disabled status are made by the medical commission (the sum of (i) and (ii) is referred to herein as the total cost of casualties”).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable remuneration of contributors. If the cost of casualties is higher than temporary payments, Provida must pay to the insurer the difference up to a maximum limit established in the insurance contracts, based on maximum casualty rate. Provida has no obligation of payments exceeding the maximum casualty rate; however, if the insurer could not be able to pay the benefits to the participants, Provida would be responsible for such payments.

The disability and survival insurance contract with current coverage effective beginning on January 1, 2005 was purchased from BBVA Seguros de Vida S.A. for an indefinite period, whose termination date will expire when the aforementioned rule become effective. The contract’s maximum casualty rate is 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the coverage period of the contract’s at a temporary premium rate of 0.70%. Provida’s participation over the surplus will be 100% if the casualty rate is equal to or lower than 1.27%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables and the consequent impact in the higher casualty costs upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate is 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate is 1.00%, retaining the monthly fixed premium of UF 2,150.

In addition, the current insurance contract contemplates annual true-ups between all the payments made by Provida (temporary premium and previous true-ups) and the total cost of casualties (paid or accrued by the insurer), taking place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded at December 31 of previous year, resulting from applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer). The final settlement of this contract will occur 48 months after the expiration date of the coverage period, but is extendable for up to 2 years by common agreement.

The previous insurance policy related to life and disability in force from August 1, 2003 to December 31, 2004 entered into with BBVA Seguros de Vida S.A. Premiums had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount of 0.85%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The contract’s annual true-ups take place on March 31 of each year beginning in 2005. The date of the final settlement of this contract was contemplated to occur on December 31, 2008, but was extended for one year by common agreement of the parties.

The insurance policy in force from August 1, 2001 to July 31, 2003, was entered into with ING Seguros de Vida S.A. Premiums had a maximum rate of 0.95% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the participants’ taxable remuneration; if the casualty rate was equal to or less than 0.80%, Provida also had the right to an additional participation in 90% of the surplus for the amount that was below 0.80%. Additionally, the contract established a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract was contemplated to occur on January 31, 2008, but it was settled on September 29, 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2006, 2007 and 2008, reached MCh$67,542, MCh$74,721 and MCh$108,617 respectively, and are recorded as “Life and disability insurance premium expenses”.

“Other Operating Revenues” includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$2,963, MCh$1,925, MCh$2,937, in 2006, 2007 and 2008, respectively, for contract settlements from previous years, as shown below:

	Years ended December 31,
	2006	2007	2008
Items	MCh$	MCh$	MCh$
Annual expenses for Disability and Survival insurance premiums	46,066	49,589	72,098
Unfavorable adjustments for casualty rate	21,476	25,132	36,519
Net expenses for the year	67,542	74,721	108,617
Interest income (Note 25)	(2,963)	(1,925)	(2,937)
Total expenses for the year	64,579	72,796	105,680

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 34c).

Since January 1st 2004 in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model is less than that cost calculated and registered by the insurance company, by law, this last amount will be accrued. On the contrary, if the casualty rate calculated by the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model. Because of the low rates prevailing in the market, specially those used by law to constitute reserves for casualties, and given that the next three-year forward rates used by Provida in its casualty model are higher, the provisions resulted from the model are lower than the amounts registered by the insurer. Therefore, by law, the insurer’s amounts were used as the basis to record the accrual, for the years ended December 31, 2007 and 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Liabilities arising from additional contributions:

d.1) Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$469 and MCh$181 as of December 31, 2007 and 2008 respectively. These liabilities are recorded under the caption “Collection to be cleared” in the Consolidated Balance Sheets and consist of the following:

	As of December 31,
	2007	2008
	MCh$	MCh$
1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, or deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summary.	51	47

2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent participants paid for which the support sheet has not been received	419	134
Total	470	181

The balance of pending contributions will be settled by the internal process of clearance or by transferring them to other pension fund administrators, commencing on January 1, 1988, these contributions are paid directly into the Pension Fund.

d.2) Comparative analysis of pending additional contributions:

	As of December 31,
	2007	2008
	MCh$	MCh$
Pending additional contributions
Beginning balance	51	47
Leftovers for the year	47	-
Cleared leftover items:
• For Provida	(47)	-
• Sent to other Administrators	-
Total	51	47

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with ING Seguros de Vida S.A. The balance corresponds to the difference between the final adjustment of the monthly premium and advances paid, which were MCh$0 and MCh$35 as of December 31, 2007 and 2008, respectively. These amounts are due on the 20th of the following month.

	As of December 31,
	2007	2008
	MCh$	MCh$
ING Seguros de Vida S.A.	-	35
Total	-	35

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

f. 1) Receivable from Insurance Companies
	As of December 31,
	2007	2008
	MCh$	MCh$
Life Insurance Companies (*):
Balance at end of previous year	2,709	282
Receivables from insurance companies	18,424	14,492
Insurance companies’ reimbursements	(20,827)	(14,299)
Total	306	475

(*)
Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Security Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A., Interamericana Seguros de Vida S.A., Vida Corp Compañía de Seguros S.A. and Interrenta.

f. 2) Receivable from the State
	As of December 31,
	2007	2008
	MCh$	MCh$
• Balance at end of previous year	938	1,792
• Pensions financed with State guarantee according to Art. 73 of D.L. 3,500	15,323	52,762
• Payments financed by the Administrator	3,028	4,741
• Reimbursement of state guarantee	(16,160)	(51,737)
• Reimbursement of payments financed by the Administrator	(1,177)	(1,991)
Total	1,952	5,567

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.  Accruals for higher casualty rate arising from life and disability insurance

Accruals for unfavorable casualty rate amounted to MCh$23,859 and MCh$33,873 net of interest income of MCh$1,224 and MCh$2,535 at December 31, 2007 and 2008, respectively:

The detail of the short term provision is as follows:

		Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision (MCh$)
Insurance Company	Period covered by the contract (MMAA-MMAA)	Date	Amount (MCh$)	to the reported date	At 12.31.2008	Provision recorded at the date of the	Gross provision at the current year-end (not including financial revenues effects)
						Information provided by the Insurance Company (**)
ING Seguros de Vida S.A.(*)	08-2001 to 07-2003	12/31/2008	113,320	94,454	94,454	-	-
BBVA Seguros de Vida S.A(**).	08-2003 to 12-2004	12/31/2008	85,404	82,575	82,575	(2,174)	(2,174)
BBVA Seguros de Vida S.A.(***)	01-2005 to indefinite	12/31/2008	299,428	265,194	265,194	(34,234)	(34,234)
						(36,408)	(36,408)

(*)
The casualty rate of the policy subscribed with ING Seguros de Vida for the August 2001 / July 2003 period exceeded the maximum rate of 0.95%. The final settlement was programmed to take place on January 31, 2008, but after discussing the closing conditions, it finally took place on September 29, 2008, when the AFP received MCh$490 as final settlement.

(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 / December 2004 period exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$656 was assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$2,372 discounted from the balance payable to insurers according to the respective contracts.

g.1) Details according to life and disability insurance contracts:

Contract	Insurance Company	Covering period	Sub-period covered by the contract
1	ING Seguros de Vida S.A.	August 1, 2001 to July 31, 2003	N/A
2	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
3	BBVA Seguros de Vida S.A.	January 1, 2005 to indefinite date	N/A

N/A: Not applicable

g.2) Detail of the disability insurance costs

Costs for casualties incurred by the insurance companies
	2007						2008
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
ContractN°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1(*)	1,024	222	508	9,537	4	5	-	-	-	-	-	-
2	19,341	3,090	1,108	20,219	17	7	3,201	550	1,118	20,947	25	20
3	38,958	8,401	262	3,530	1	-	57,048	12,549	887	11,927	8	2

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.3) Detail of the life insurance costs

Costs for casualties incurred by the insurance companies
	2007						2008
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1(*)	-	-	23	134	-	-	-	-	-	-	-	-
2	-	-	28	137	-	-	-	-	6	58	-	-
3	-	-	1,693	22,225	-	-	-	-	1,654	22,924	-	-

g.4) Detail of financial revenues of life and disability insurance contracts

Contract N°	Financial revenues for 2007 period MCh$	Financial revenues for 2008 period MCh$
1	-	-
2	670	160
3	1,224	2,816

g.5) Details of life and disability insurance adjustments

As of December 31, 2007 (**)
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Jan. 31, 2007	1	(20)	-	111,755	112,848	70,341	2,462
Dec. 31, 2007(*)	2	(2,825)	74	28,532	82,604	54,447	3,134
Dec. 31, 2007(*)	3	(22,258)	-	68,681	190,308	137,009	2,985

As of December 31, 2008 (**)
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Jan. 31, 2008 (*)	1	-	-	112,567	113,320	70,618	2,471
Dec. 31, 2008 (*)	2	(2,174)	4	81,730	85,404	54,715	3,304
Dec. 31, 2008 (*)	3	(34,234)	-	116,351	299,428	214,050	5,813

(*)	The Contract with ING for which coverage period between August 1, 2001 and July 31, 2003 established settlement date on January 31, 2008, and finally took place on September 29, 2008.
(**)	Contracts with BBVA Seguros de Vida have pre-settlements on December 31 of each year payables in March of the following year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9.  BALANCES WITH RELATED COMPANIES

a) Receivables and notes due from related companies are as follows:

	Short-term		Long-term
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
Servicios de Adm. Previsional S.A.	-	-	85	-
BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.)	31	1	-	-
BBVA Seguros de Vida S.A. (*)	4,639	2,846	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”) (**)	324	116	146	115
BBVA Chile S.A.	73	96	-	-
BBVA Comercializadora Ltda.	1	-	-	-
Total	5,068	3,059	231	115

(*)	Includes MCh$4,626 and MCh$2,844 in 2007 and 2008 respectively, from advances for additional contributions financed by the Company.
(**)	Includes contracts in US$ for technical advisory services for a total of US$360,000 with Administradora de Fondos de Cesantía Chile S.A. at the closing exchange rate.

b) Payables and notes due to related companies are as follows:

	Short-term		Long-term
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.(*)	1,432	2,795	-	-
BBVA Inversiones Chile S.A. (CMA)	254	672	-	-
BBVA Chile S.A.(Collection Contract)	331	398	-	-
Servicios de Adm. Previsional S.A. (Collection Contract)	70	276	-	-
BBVA Bancomer Servicios (Mexico)	-	245	-	-
Total	2,087	4,386	-	-

(*)	Includes MCh$1,432 in 2007 and MCh$2,795 in 2008 for disability and survival insurance premium.

NOTE 10.  MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consist of the following:
	As of December 31,
	2007	2008
	MCh$	MCh$
Advances to employees	155	-
Medical leave advances	93	117
Advances to suppliers	147	174
Other operational	46	35
Other AFP Génesis	283	406
Others	1,025	968
Total	1,749	1,700

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11.  PREPAID EXPENSES

Prepaid expenses consist of the following:
	As of December 31,
	2007	2008
	MCh$	MCh$
Insurance	27	21
Advertising	17	17
Advisory services	45	2
Prepaid expenses	30	13
Others	23	29
Total	142	82
NOTE 12.  PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, fixed assets are presented at cost plus price level restatement. Depreciation expense of MCh$1,918 in 2006,MCh$1,804 in 2007 and MCh$1,778 in 2008 were charged against income.

Property, plant and equipment consist of the following:
	As of December 31,
	2007	2008
	MCh$	MCh$
Land	6,017	6,017
Buildings and Infrastructure	21,704	21,704
Equipment furniture and fixtures	2,465	2,500
Other fixed assets (1)	9,690	10,473
Accumulated depreciation	(10,741)	(11,929)
Property plant and equipment net	29,135	28,765

(1) The item “Other fixed assets” includes capital leases and leasehold improvements. Capital leased assets acquired through financial leasing are recorded as per Note 2 g). Their future minimum payments are as follows:

		Maturity
	Interest rate annual	2009	2010	2011	2012	2013 and thereafter
		MCh$	MCh$	MCh$	MCh$	MCh$
Rancagua office	8.70%	10	10	10	10	15
Huérfanos office	8.97%	50	50	50	50	328
Total		60	60	60	60	343

Depreciation is included in operating expenses and has been calculated on a straight-line basis over the useful lives detailed below:

Years
Buildings and infrastructure	40 – 100
Equipment, furnitures and fixtures	5 – 10
Other fixed assets	5 – 10

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13.  INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:

	As of and for the years ended December 31,
	Participation			Carrying value		Equity in gain (loss)
	2006	2007	2008	2007	2008	2006	2007	2008
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Soc. Adm. de Fondos de Cesantía de Chile S.A.	37.80	37.80	37.80	1,145	1,230	(791)	(384)	85
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	273	293	65	65	80
Servicios de Adm. Previsional S.A. (Chile) (2)	37.87	37.87	37.87	943	1,729	66	419	785
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	8,872	7,815	4,021	2,072	(578)
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	4,617	5,027	1,469	1,400	76
BBVA Crecer AFP (The Dominican Republic) (3) (4)	35.00	-	-	-	-	264	240	-
Total				15,850	16,094	5,094	3,812	448

(1)	These investments are measured in US$.

(2)
On January 25, 2007, the Board of Directors approved a capital increase of UF 49,659 in Sociedad Administradora de Fondos de Cesantía de Chile S.A. (AFC). Of such capital increase, Provida subscribed and paid 37.8%.

(3)
On March 2, 2007, the Company through its subsidiary Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A to the one of the companies of the Vicini Group. The sale price was US$3,500,000. The result of this operation generated a net gain of US$743,146.29 equivalent to MCh$369 (historical), which is included in other non-operating income.

(4)
On December 12, 2007, Provida Internacional sold its remaining 25.00% of its equity interest in BBVA Crecer AFP S.A. to the Bank of Nova Scotia of Canada. The sale price was US$11,563,243.62. The result of this operation generated a net gain of US$3,443,193.62 equivalent to MCh$1,711 (historical), which is included in other non-operating income. As a result of this transaction, Provida Internacional has no longer ownership participation in such company.

b. Goodwill, net:

The amounts of these accounts were MCh$64,871 in 2007 and MCh$60,484 in 2008 corresponding to the excess of the cost over equity proportional value (VPP) (net of accumulated amortization) as per the following:

	As of December 31,
	2007	2008
	MCh$	MCh$
AFP Protección (Chile) (1)	48,914	44,591
AFP Unión (Chile) (1)	6,980	6,324
AFP El Libertador (Chile) (1)	734	638
Afore Bancomer (Mexico)	7,802	8,461
AFP Génesis (Ecuador)	249	273
AFP Horizonte (Perú)	192	197
Total	64,871	60,484

(1) Absorbed by Provida S.A.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Goodwill amounts are amortized over a maximum of 20 years, based upon the estimated period of return on the investment. Both the amortization period and the method used are assessed at least once a year. Amortization expense was MCh$6,141, MCh$5,813 and MCh$5,696 for the years 2006, 2007 and 2008, respectively.

NOTE 14.  OTHER ASSETS
	As of December 31,
	2007	2008
	MCh$	MCh$
Security deposits	131	71
Remodeling of leased customer service centers	123	70
Employee loans and advances	11	15
Reimbursable financing of contracts with service companies	1	-
Deferred employee bonuses under union contract	3	-
Other deferred expenditures AFP Genésis	19	55
Mandatory investments of AFP Genesis Ecuador	2,699	4,208
Total	2,987	4,419

NOTE 15.  OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$1,698 and MCh$252 as of December 31, 2007 and December 31, 2008 are detailed as follows:

	2007	2008
	MCh$	MCh$
Banco BBVA Chile	1,250	1
Banco de Chile	407	139
Banco Santander Santiago	23	70
Banco del Estado de Chile	18	14
Banco Crédito e Inversiones	-	1
Banco Brown Brothers Harriman	-	27
Total	1,698	252

The use of the above lines of credit to finance business operations generates variable interest rate expenses as included in the contracts between the parties. As of December 31, 2008 the unused credit lines amount to MCh$47,000.

NOTE 16.  NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.)

Software license contract entered into on December 1, 2005, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, it is presented as intangible assets amounting to MCh$7,361 in 2007 and MCh$8,644 in 2008. During 2007 and 2008, enhancements for new projects were incorporated amounting to MCh$1,308 and MCh$1,283, respectively. The accumulated amortization of this intangible asset is shown in the “amortization” account in the balance sheet for an amount of MCh$3,774 in 2007 and MCh$5,703 in 2008.

Contract entered into on December 1, 2005 for software maintenance and update services for changes related to new regulations or new requirements. This maintenance service is performed in the Maintenance Center (CMA). During the period, accruals for this service amounted to MCh$1,164 in 2007 and MCh$1,005 in 2008, respectively, have been included in the “data processing expenses” line item.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

BBVA Bancomer Servicios (Mexico)

Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,102 at December 31, 2007 and MCh$1,374 at December 31, 2008 are included in the “data processing expenses” line item.

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

The balances owed as of December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
a. Independent affiliates
• Balance at closing of previous year	472	474
• Withholding of health contributions from participants during the year	6,090	5,777
• Payments to National Health Fund during the year	(6,046)	(5,789)
Independent participants’ health withholding	516	462
b. Pensioners
• Balance at closing of previous year	1,947	2,104
• Withholding of health contributions from pensioners during the year	27,394	27,715
• Payments to National Health Fund during the year	(9,296)	(11,471)
• Payments to Health Insurance institutions during the year	(17,753)	(15,866)
• Retention of taxes from pension	49	35
Pensioners health withholdings (*)	2,341	2,517

  (*) These amounts are included in “Withholdings from pensioners” on the balance sheet.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 18.  WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Social security payments	350	351
Payroll taxes withholdings	168	169
Other payroll withholdings	666	1,022
Total	1,184	1,542

NOTE 19.  ACCRUED EXPENSES

Accrued expenses are as follows:
	As of December 31,
	2007	2008
	MCh$	MCh$
Accruals for unfavorable casualty rate	23,859	33,873
Employee profit-sharing and other	2,556	2,243
Vacation accruals	1,551	1,608
Seniority bonuses	463	438
Accruals for incurred expenses as yet uninvoiced	1,097	1,944
Other accruals	2,791	515
Total	32,317	40,621

Long-term accruals: During December 31, 2007 and December 31, 2008, none were recorded.

Write-offs: In the 2006, 2007 and 2008 years, the Company made write-offs of MCh$983, MCh$1,204 and MCh$914 as detailed below:

	2006	2007	2008
	MCh$	MCh$	MCh$
Write-offs of receivables	351	641	345
Circular 650 (claims and profits)	127	262	245
Additional contributions and unrecoverable pensions	319	274	99
Collections	154	9	-
Other	32	18	225
Total	983	1,204	914

NOTE 20.  OTHER CURRENT LIABILITIES

	As of December 31,
	2007	2008
	MCh$	MCh$
Professional fees and other	440	73
Total	440	73

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 21.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

		As of December 31,
	Interest	2007	2008
	Rate	MCh$	MCh$
Capital lease obligations (Note 12):
• U.A.P. Seguros de Vida	8.97%	351	331
• Seguros de Vida Euroamérica	8.70%	45	38
Other:
• Accrual for pensions Banco Hipotecario Chile (predecessor company)		725	677
• Security deposits		196	174
Total		1,317	1,220

NOTE 22.  INCOME TAXES

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate return basis rather than on a consolidated basis. The Chilean statutory first category (corporate) income tax rate was 17%.

As per the instructions in Note No. 1,466 of the Superintendency of Insurance and Securities, the income tax is as follows:

a. Income taxes:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Taxable income	52,189	48,005	40,972
Income tax accrual-current	8,872	8,161	6,965
Special tax	14	16	15
Un-remitted earnings for tax purposes	91,839	88,325	113,403
Shareholders’ credit for future dividends	16,580	17,521	21,825

The amount of unremitted tax earnings and the respective credits are as follows:

Year	Amount MCh$	Credit
2003	10,106	16.5%
2004	12,811	17.0%
2005	6,998	17.0%
2006	7,951	17.0%
2007	25,567	17.0%
2008	49,970	17.0%
Total	113,403

Income tax expense was MCh$11,535, MCh$9,103 and MCh$3,565 for the years ended December 31, 2006, 2007 and 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Deferred income taxes:

  Deferred income taxes consist of the following as of December 31, 2007 and 2008:

	2007				2008
	Deferred income taxes				Deferred income taxes
	Assets		Liabilities		Assets		Liabilities
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	MCh$	MCh$	MCh$	MCh $	MCh$	MCh$	MCh$	MCh $
Leasing obligation, net	20	51	-	-	25	42	-	-
Accrued vacation	264	-	-	-	273	-	-	-
Leased assets, net	-	-	(3)	(61)	-	-	(3)	(58)
Accruals for pensions of BHC	-	134	-	-	-	124	-	-
Accruals IAS	271	-	-	-	-	-	-	-
Tax goodwill of AFP El Libertador	-	-	(10)	(114)	-	-	(10)	(99)
Tax goodwill of AFP Unión	-	-	(97)	(1,090)	-	-	(96)	(980)
Tax goodwill AFP Protección	-	-	(678)	(7,636)	-	-	(674)	(6,907)
Depreciation	-	-	(48)	(1,907)	-	-	(48)	(1,914)
Accrued life and disability insurance	-	-	(124)	-	-	-	-	-
Gain (loss) on mandatory investment	-	-	-	(9,003)	-	-	-	(5,517)
Allowance for doubtful accounts	-	-	-	-	31	-	-	-
Others	27	-	-	-	36	-	-	-
Complementary accounts, net of accumulated amortization	(15)	(124)	833	10,747	(12)	(32)	764	9,953
Total	567	61	(127)	(9,064)	353	134	(67)	(5,522)

As of December 31, 2008, deferred income taxes for gains on shares of funds Types A, B, C, D and E regarding mandatory investments are registered at their present value amounting to MCh$5,517, and other temporary differences of MCh$415.

According to the instructions from the Superintendency of Pensions in Note N°23,186 for the calculation on a discounted basis of the deferred tax generated by gains on shares from mandatory investments as of December 31, 2007 and December 31, 2008, the deferred taxes nominal amount of MCh$10,380 has been discounted using the TIR rate of the Bonds “Tesorería General de la República”, NA (BTU) category, equivalent to 3.2106% as of December 31, 2008.

It is not possible to determine the amount of deferred taxes from the returns on mandatory investments that would be liquidated during 2008 up to December 2009, as it is not possible to determine the shares that will remain on hand at the date of preparation of these financial statements. Consequently, for Chilean GAAP purposes, the 100% of the balance of deferred tax balance associated with the gain (loss) on mandatory investment is, therefore, classified as long term.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Income taxes for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	MCh$	MCh$	MCh$
Income tax accrual-current	(8,872)	(8,161)	(6,965)
Deferred income taxes and deferred charges	(2,536)	(1,312)	2,595
Complementary accounts amortization	(555)	50	167
Credits for dividends received from foreign related companies	1,567	584	861
Other charges credits	(1,139)	(264)	(223)
Income tax	(11,535)	(9,103)	(3,565)

d. Receivable and payable taxes are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Income taxes payable-current	(8,161)	(6,965)
Special tax	(16)	(29)
Provisional monthly payments	7,757	7,857
Credits for training costs	1,298	212
Credits for taxes paid on foreign investment	(916)	1,150
Total	(38)	2,225

NOTE 23.  LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Note 21 are the following:

As of December 31, 2008
MCh$
2009	80
2010	80
2011	80
2012	38
2013 and thereafter	942
Total	1,220

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 24.  SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Paid-in capital	Additional Paid-in capital	Other reserves	Retained Earnings	Net income	Interim	Total
						Dividends
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2006	89,665	129	(8,405)	79,384	34,813	(9,952)	185,634
Transfer of 2005 net income	-	-	-	24,861	(34,813)	9,952	-
Interim dividend	-	-	-	(21,499)	-	-	(21,499)
Final dividends paid	-	-	-	-	-	(6,272)	(6,272)
Cumulative translation adjustment of foreign affiliates	-	-	598	-	-	-	598
Price-level restatement	1,883	2	(177)	1,781		25	3,514
Net income for the year	-	-	-	-	44,117	-	44,117
Balances as of December 31, 2006	91,548	131	(7,984)	84,527	44,117	(6,247)	206,092
Balance as of December 31, 2006 (1)	107,073	154	(9,338)	98,862	51,599	(7,306)	241,044
Balances as of January 1, 2007	91,548	131	(7,984)	84,527	44,117	(6,247)	206,092
Transfer of 2006 net income	-	-	-	37,870	(44,117)	6,247	-
Interim dividend	-	-	-	(15,786)	-	-	(15,786)
Final dividends paid	-	-	-	-	-	(7,365)	(7,365)
Cumulative translation adjustment of foreign affiliates	-	-	(4,864)	-	-	-	(4,864)
Price-level restatement	6,774	10	(590)	8,000	-	(162)	14,032
Net income for the year	-	-	-	-	45,190	-	45,190
Balances as of December 31, 2007	98,322	141	(13,438)	114,611	45,190	(7,527)	237,299
Balances as of December 31, 2007 (1)	107,073	154	(14,634)	124,811	49,211	(8,197)	258,418
Balances as of January 1, 2008	98,322	141	(13,438)	114,611	45,190	(7,527)	237,299
Transfer of 2007 net income	-	-	-	37,663	(45,190)	7,527	-
Interim dividend	-	-	-	-	-	-	-
Final dividends paid	-	-	-	(15,230)	-	-	(15,230)
Cumulative translation adjustment of foreign affiliates	-	-	3,628	-	-	-	3,628
Price-level restatement	8,751	13	(1,198)	12,473		-	20,039
Net income for the year	-	-	-	-	(10,754)	-	(10,754)
Balances as of December 31, 2008	107,073	154	(11,008)	149,517	(10,754)	-	234,982

(1) Price-level restated in millions of constant Chilean pesos as of December 31, 2008

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Common stock:

331,316,623 common shares with no par value represent Provida’s authorized, issued, and outstanding common stock at December 31, 2008.

Majority shareholders’ custodian:

	Years ended December 31,
	2006		2007		2008
	Purchased	Sale	Purchased	Sale	Purchased	Sale
	Shares	Shares	Shares	Shares	Shares	Shares
The Bank of New York (C.1375 SVS)	22,461,075	16,831,050	19,788,585	16,314,690	16,166,690	15,858,435

The Bank of New York acts as custodian for Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida’s net income for each year. In relation to the payments of dividends, the Board of Directors pays an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal to legal minimum and not exceeding the 50% of the net income. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year. For 2008 in the Ordinary Shareholders’ meeting in April 30, 2008 established that the amount of dividends must not exceed 70% of net income.

Other Reserves – Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No 64 of the Chilean Association of Accountants. As of December 31, 2007 and 2008 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso amount to MCh$14,634 and MCh$11,008, respectively, and are included under the caption “Other reserves” within the shareholders’ equity on the Consolidated Balance Sheets.

	As of December 31,
	2007	2008
	MCh$	MCh$
Cumulative translation adjustment:
Balance at beginning of the year	(8,693)	(13,438)
Foreign exchange translation adjustments (Provida Internacional)	(5,297)	3,628
Price-level restatement of cumulative translation adjustment	(644)	(1,198)
Total	(14,634)	(11,008)

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October of each year. At the Board of Directors extraordinary meeting held on October 17, 2008, the Board agreed to nullify the interim dividend distribution of Ch$10.27 agreed at the ordinary meeting held on September 25, 2008, as there was not enough information to estimate with reasonable assurance the financial results of the Company at the year end.

Treasury stock: None.

Final Dividends: The Ordinary Shareholders Meeting held on April 29, 2008 approved the distribution of a final dividend of Ch$45.97 per share out of income for the year 2007, for an amount of MCh$15,230 (historical). The payment of the declared dividends was made in May 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 25.  OTHER OPERATING REVENUES

The “Other Operating Revenues” amounting to MCh$8,742 in 2006, MCh$8,614 in 2007 and MCh$11,844 in 2008 are detailed as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
a. Insurance Contract Settlements: (1)
• Preliminary settlements contract, August 99 – July 01	7	1	-
• Preliminary settlements contract, August 01 – July 03	203	-	-
• Preliminary settlements contract, August 03 – Dic 04	1,390	700	171
• Preliminary settlements contract, August 04 - indefinite	1,363	1,224	2,766
c. Surcharge and collection costs (1)	788	1,344	773
d. Revenues from services rendered by Administradora de Fondos de Cesantía de Chile S.A. (2)	637	580	610
e. Other operating revenues - AFP Genesis in Ecuador	4,354	4,765	7,524
Total	8,742	8,614	11,844

(1)	Surcharge and recovery of collections costs for contributions that are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.
(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 32.

NOTE 26.  OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:
	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Rental of premises	2,071	2,057	2,172
Refundable taxes (prior year)	-	-	584
Refunds of Contributions Credits AT 2005-2006	-	-	328
Tax Refunds of sale of subsidiary AFP Crecer (Dominican Rep.)	-	-	260
Refunds of casualties Fidelidad Funcionaria Insurance	-	-	53
Penalty interest	15	17	-
Interest Previred current account	26	20	-
Gain on sale of assets	2	184	3
Gain on Provida Internacional-sale of equity method investments	-	2,266	-
Other revenues of subsidiary Genesis in Ecuador	10	5	4
Other	19	15	203
Total	2,143	4,564	3,607

NOTE 27.  DIRECTORS’ FEES

Directors received fees as follows:
	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Attendance fees	144	145	129
Other fees	4	3	3
Total	148	148	132

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 28.  INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Interest on Bank loans	835	778	-
Use of bank overdrafts	1,089	914	313
Overdrafts tax	302	276	100
Interest on leasing contracts	47	39	35
Others	-	233	156
Total	2,273	2,240	604

NOTE 29.  OTHER EXPENSES

a. Other Operating Expenses

Other operating expenses were MCh$2,138, MCh$2,162 and MCh$2,388 for the years ended December 31, 2006, 2007 and 2008 respectively. These expenses are related to the evaluation and qualification of the affiliate disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

b. Other non-operating expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Contingencies settled	590	1,757	159
Loss on leasing contracts	319	-	-
Other Banco Hipotecario Chile (predecessor)	123	150	109
Rental expenses	15	-	-
Fines by SAFP	70	24	35
Loss on disposal of property plant and equipment	3	-	8
Write-offs for others	99	-	-
Loss on sale of assets	3	-	-
Other	141	124	183
Total	1,363	2,055	494

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 30.  PRICE-LEVEL RESTATEMENT

The application of price level restatement is described in Note 2 c). The price-level restatement charges amounted to MCh$1,424, MCh$7,903 and MCh$12,217 in 2006, 2007 and 2008, respectively, are detailed as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Shareholders’ equity	4,111	15,280	20,038
Other assets	(2,593)	(8,235)	(8,733)
Property, plant and equipment, net	(824)	(2,729)	(3,228)
Liabilities	12	101	84
Accumulated depreciation	194	636	836
Income statement amounts	524	2,850	3,220
Net charge to income	1,424	7,903	12,217

NOTE 31.  SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
In the Consolidated Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Between 1 to 2,000 payrolls including VAT: UF 0.054 per payroll
Between 2,001 to 4,000 payrolls including VAT: UF 0.048 per payroll
Between 4,000 to 7,000 payrolls including VAT: UF 0.042 per payroll
Between 7,001 and more payrolls including VAT: UF 0.036 per payroll
Net costs recorded	357	433	348
Amount owed	25	32	98
Form of payment: cash

a.2) Banco Santander
Line of business: Banking activities
Value of Service including VAT: UF 0.023 per payroll
Net costs recorded	123	124	90
Amount owed	21	29	19
Form of payment: cash

a.3) Banco de Chile
Line of business: Banking activities
Value of service including VAT(*): UF 0.042 by payroll
Net costs recorded	3	2	1
Amount owed	1	-	-
Payment: cash
(*) Puerto Williams branches only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
a.4) BBVA Chile
Line of business: Banking activities
Value of service including VAT: UF 0.024 by payroll
Net costs recorded	1,532	1,382	1,031
Amount owed	507	332	252
Payment: cash

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Value of service including VAT Ch$130.65 per payroll and Ch$23.46 per register, adjustable semi-annually
Net costs recorded	137	159	173
Amount owed	24	26	43
Payment: cash

a.6) Caja de Compensación Los Héroes
Line of business: Compensation Administrator
Value of service including VAT Ch$118.69 per payroll and Ch$21.23 per register, adjustable semi-annually
Net costs recorded	1	1	1
Amount owed	-	-	-
Payment: cash

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Value of service including VAT Ch$130.61 per payroll and Ch$23.47 per register, adjustable semi-annually
Net costs recorded	41	38	40
Amount owed	7	3	10
Payment: cash

a.8) Servicios de Administración Previsional
Line of business: Electronic collection services
Value of service including VAT Full Internet by a factor between 1 and 9.999, Ch$196.27 per payroll by a factor between 10,000 and 24,999 Ch$161.63 per payroll
And per each line of detail Ch$35.30
Joint:
by a factor between 1 and 9,999 Ch$165.17 per payroll
by a factor between 10,000 and 24,999 Ch$130.41 per payroll
and for line of detail Ch$32.68.
Between 1 and 1 line of detail Ch$426.94
between 2 and 5 lines of detail Ch$341.54.
between 6 and 9 lines of detail Ch$298.85.
between 10 and more lines of detail Ch$0.
Payrolls Declaration
Full Internet Ch$124.69
Joint Ch$102.01
Net costs recorded	517	738	1,102
Amount owed	107	70	276
Payment: cash

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Administrator
Value of service including VAT Ch$112.89 per payroll and Ch$20.29 per register, adjustable semi-annually
Net costs recorded	3	3	3
Amount owed	1	-	-
Payment: cash

b.Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory investments resulting in costs included in "Administrative Expenses" are as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
b.1 Brown Brothers Harriman & Co.
Line of business: Banking activities
Type services rendered: Custodian
Net costs recorded	276	360	406
Amount owed	-	-	-
Payment: Cash

b.2 Depósito Central de Valores S.A.
Line of business: Depositary Services
Type services rendered: Custodian
Net costs recorded	486	561	565
Amount owed	-	-	42
Payment: Cash
Total	762	921	1,013

c. Stock exchange transaction services

Brokerage costs are included in “Administrative Expenses”, as follows:
	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Bolsa de Comercio de Chile
Line of business: Brokerage
Amount owed : MCh$NIL
Payment : Cash
Fixed costs	121	142	166
Broker commissions	104	348	366
Total	225	490	532

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

  Telefónica CTC Chile S.A. and Telefónica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" and "administrative expenses" amounted to MCh$968, MCh$924 and MCh$155 for the years ended December 31, 2006, 2007 and 2008, respectively.

There are no amounts owed to Telefónica CTC Chile S.A. in 2007 and 2008.

e. Tata Consultancy and Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments. This contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "administrative expenses" and amounted to MCh$682, MCh$641 and MCh$680 for the years ended December 31, 2006, 2007 and 2008, respectively.

Design and management of centralized database. This contract includes the management and safekeeping of the database regarding participants contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “administrative expenses” and amounted to MCh$101, MCh$100 and MCh$109 for the years ended December 31, 2006, 2007 and 2008, respectively.

Agreement for supplying digital forms. This agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. This agreement is currently in the preliminary stage of testing, reviewing, planning and modifying the documents in accordance with Provida’s requirements. The costs for these services are included in “administrative expenses” and amounted to MCh$238 in 2006, MCh$227 in 2007 and MCh$167 in 2008.

There are no amounts owed to Tata Consultancy and Services BPO Chile S.A in 2007 and in 2008.

f. Agreement of rental and maintenance of equipments

Lanier de Chile S.A.: Contracts for photocopy equipment rental, technical service and maintenance of printers. The costs of these services are included in “administrative expenses” and amounted to MCh$29 in 2006, MCh$23 in 2007 and MCh$23 in 2008.

There are no amounts owed to Lanier de Chile S.A. in 2007 and in 2008.

Coasin Chile Ltda.: Contracts of equipment maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$292 in 2006, MCh$302 in 2007 and MCh$250 in 2008.

There are no amounts owed to Coasin Chile S.A. Ltda. in 2006 and in 2007.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Nielsoft Informatica Ltda. Contracts of system maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$236 in 2006, MCh$209 in 2007 and MCh$221 in 2008.

There are no amounts owed to Nielsoft Informática Ltda. in 2007 and in 2008.

g. BBVA Banco (Chile)

Providing services of pension payments and saving withdrawals through a contract entered into on February 1, 2003. The related costs correspond to 0.042 UF (VAT included) for transactions between 0 and 25,000 for savings payments, and 0.031 UF (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$885 in 2006, MCh$888 in 2007 and MCh$958 in 2008.

Amounts owed were MCh$0 for the year ended December 31, 2007 and MCh$146 for the year ended December 31, 2008.

h. Mailing service payment

Mailing services with AMF and Correos de Chile for delivering the individual capitalization account balance to the affiliates every four months. This contract is effective from September 2005 and March 2003 respectively. The amounts accounted for as "administrative expenses" amounted to MCh$973 in 2006, MCh$1,099 in 2007 and MCh$1,073 in 2008.

Amounts owed were MCh$0 for the year ended December 31, 2007 and MCh$197 for the year ended December 31, 2008.

j. Other minor services

Other contracts with EFCO Servicios Generales S.A. and Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssen (elevators) resulted in transactions of MCh$222, MCh$232 and MCh$191 for the years ended December 31, 2006, 2007 and 2008, respectively, and are accounted for as  "administrative expenses".

Amounts owed were MCh$0 for the years ended December 31, 2007 and 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 32.  TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related companies for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2006	2007	2008		2006	2007	2008
BBVA Inversiones Chile S.A.(a)	Software Purchase	MCh$	885	1,725	1,885	MCh$	(1,121)	(1,599)	(1,929)
	Software Maintenance Service (CMA)	MCh$	1,483	1,164	1,006	MCh$	(1,483)	(1,164)	(1,006)
	Lease	MCh$	-	1	1	MCh$	-	1	1

BBVA Corredores de Bolsa S.A. (b)	Financial services	MCh$	139	157	187	MCh$	(139)	(157)	(187)

BBVA Chile S.A. (b)	Lease branches, BBVA Tower	MCh$	1,935	1,932	1,993	MCh$	1,935	1,932	1,993
	Lessee Overhead	MCh$	358	376	397	MCh$	(358)	(376)	(397)
	Lessor Overhead	MCh$	484	352	588	MCh$	484	352	588
	Withdrawal saving services	MCh$	195	188	162	MCh$	(195)	(188)	(162)
	Lease branches, Huérfanos-Banderas	MCh$	932	923	820	MCh$	(932)	(923)	(820)
	Pension payments services	MCh$	670	700	796	MCh$	(670)	(700)	(796)
	Collection contract	MCh$	1,532	1,382	1,031	MCh$	(1,532)	(1,382)	(1,060)
	Line of credit	MCh$	16,691	15,300	-	MCh$	(932)	(802)	(148)
	Expenses for current account maintenance	MCh$	4	48	25	MCh$	(4)	(48)	(25)

BBVA Compañía de Seguros de Vida S.A. (b)	Paid premiums	MCh$	45,422	49,532	72,095	MCh$	(45,422)	(49,532)	(72,095)
	Casualty rate accrual	MCh$	21,254	25,114	36,519	MCh$	(21,254)	(25,114)	(36,519)
	Financial revenues	MCh$	2,529	1,924	2,937	MCh$	2,529	1,924	2,937
	Premium liquidation payments	MCh$	15,194	19,660	23,276	MCh$	-	-	-
Servicio de Adm. Previsional S.A. (c)	Electronic collection service	MCh$	518	738	1,102	MCh$	(518)	(738)	(1,102)
	Loan	MCh$	335	85	-	MCh$	27	20	-
	Password administration	MCh$	45	52	73	MCh$	(45)	(52)	(73)
	Data Processing	MCh$	25	25	23	MCh$	(25)	(25)	(23)
	Archive transfer	MCh$	13	14	13	MCh$	(13)	(14)	(13)
	Technological Services	MCh$	-	2	8	MCh$	-	(2)	(8)

Administradora de Fondos de Cesantía Chile S.A. (c)	Technological advisory and services	MCh$	511	382	128	MCh$	511	382	128
	Technological support and services	MCh$	126	198	482	MCh$	126	198	482
	Mercantile current account	MCh$	281	296	42	MCh$	-	-	-

BBVA Bancomer Servicios S.A.	Data Processing	MCh$	1,631	1,102	1,374	MCh$	(1,631)	(1,102)	(1,374)

Nature of relationship:
(a) Parent (formerly BBVA Pensiones Chile S.A.)
(b) Member of Controlling Group.
(c) Affiliated Company.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 33.  HEDGE CONTRACTS

For the years ended December 31, 2007 and December 31, 2008, the Company did not enter into hedge contracts.

NOTE 34.  COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 (MCh$8,581) to Administradora de Fondos de Cesantía de Chile S.A. (its equity-method investee) equivalent to 151,200 UF (MCh$3,244). The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee expires in January 2012. Provida had not been required to perform under the guarantee for the years ended December 31, 2006, 2007 or 2008.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 of 1980 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$1.0).

The Company’s contingency is approximately UF982,192 (MCh$21,071). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c. Insurance Contract

The Company has purchased insurance contract from BBVA Seguros de Vida S.A. for an indefinite period, from January 1, 2005, which payment rates are specified in this document (Note 8 b), specifying the insurance rate in accordance with the casualties and financial revenues. The Pension Reform Law introduced the requirement of a public bidding process to be held by all AFPs as a whole to insure their life and disability obligations at a common premium applicable to all AFPs. Such insurance will be awarded to one or more insurers, offering the best economic offer. According to the law, awarding the insurance to more than one insurer will contribute to by the avoidance of risk regarding an excessive concentration and the coverage of the whole life and disability insurance liabilities. Such initiative will be implemented a year after of the Pension Reform Law enforcement, that is, the second semester of 2009.

The Company had an insurance contract with BBVA Seguros de Vida S.A. from August 1, 2003 to December 31, 2004.

On March 31, 2008 and on March 31, 2007 the Company paid UF 987,477.24 (MCh$21,184) and UF 978,090.13 (MCh$20,983) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 05 to indefinite date Contract. As indicated on Note 8 b), the final settlement of this contract will take place 48 months after the end of the coverage period, but it is extendable up to two years by common agreement, with pre-payments at March 31 of each year from 2006 onwards.

On March 31, 2008 and on March 31, 2007 the Company paid UF130,057.59 (MCh$2,790) and UF4,444.21 (MCh$95) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-December 04 Contract. As indicated on Note 8 b). The date of the final settlement of this contract was expected to occur on December 31, 2008, but was extended for one year by common agreement of the parties.

On March 31, 2006 the Company paid UF 403,367.62 (MCh$8,653) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 1, 05 Contract. As indicated on Note 8 b), the final settlement of this contract will take place 48 months after the end of coverage period, but it is extendable up to two years by common agreement, with true-ups at March 31 of each year from 2006 onwards.

On March 31, 2006 and on March 31, 2005 the Company paid UF 377,778.72 (MCh$8,104) and UF 815,318.86 (MCh$17,491) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 04 Contract. As indicated on Note 8 b). The final settlement of this contract was expected to occur on January 31, 2008, but it was definitely settled on September 29, 2008.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force from August 1, 2001 to July 31, 2003.

On March 31, 2007 and on March 31, 2006 the Company paid UF 19,630.07 (MCh$421) and UF 15,851.73 (MCh$340) to the insurance company ING Seguros de Vida S.A. corresponding to true-ups and the final settlement from the August 99-July 01 Contract.

On March 31, 2006, the Company received UF 11,023.30 (MCh$236) from the insurance company ING Seguros de Vida S.A. corresponding to true-ups from the August 01-July 03 Contract. As indicated on Note 8, b), the final settlement of this contract took place on September 29, 2008, resulting in a net positive balance of UF 23,375.19 (MCh$501) for Provida that has been maintained as a reserve in order to face possible disbursements that Provida should make for such contract.

d. Litigation

At the close of 2008, there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. In the opinion of the Company’s Legal Advisory Division, at the end of these lawsuits, there will not be relevant unfavorable effects on the Company’s results.

Additionally, there are pending labor lawsuits related to pension matters in certain courts. According to the opinion of the Company’s Legal Advisory Division, there will not be unfavorable material effects on the Company’s results.

e. Derivative financial instruments Forward Contracts

As of December 31, 2006, 2007 and 2008 there were no derivative financial instruments forward contracts outstanding.

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount neither communicated nor paid since the date mentioned above until December 31, 2007 and 2008 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment Abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, Provida has taken part in these projects through capital contributions and sales of their internally developed software.

At year end, the Administrator maintains investments, through its subsidiary Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership over the paid-in capital and an investment equivalent to US$4,063,668; in Génesis AFP (Ecuador) with a 99.999994% ownership and an investment equivalent to US$1,472,701 and in AFORE Bancomer (Mexico) with a 7.50% ownership and an investment equivalent to US$66,263,572.

h. Mandatory investments

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 35.  OPERATING REVENUES AND EXPENSES BY FUND

The operating revenues and expenses by fund for the year ending December 31, 2006, 2007 and 2008 are as follows:

Year 2006

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	390	1,388	1,436	268	40	3,522
Variable fee	25,565	55,966	60,643	10,388	1,843	154,405

Fees from programmed withdrawals and temporary income
Variable fee	16	28	177	920	95	1,236

Gains on mandatory investments	4,638	6,523	12,643	2,360	237	26,401
Total	30,609	63,905	74,899	13,936	2,215	185,564

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	7,478	16,771	40,144	2,644	505	67,542
Sales personnel payroll expenses	-	-	9,740	-	-	9,740
Commissions paid for custody of securities
National	59	95	272	52	8	486
Foreign	40	63	160	35	5	303
Stock exchange transaction expenses	36	54	101	30	4	225
Total	7,613	16,983	50,417	2,761	522	78,296

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2007

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for mandatory contribution deposits and provisional pension savings
Fixed Fee	101	79	199	35	7	421
Variable Fee	37,449	58,921	62,188	11,005	1,650	171,213

Fees from programmed withdrawals and temporary income
Variable Fee	20	34	320	1,216	112	1,702

Gains on mandatory investments	5,301	5,129	8,935	1,950	195	21,510
Total	42,871	64,163	71,642	14,206	1,964	194,846

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	16,116	26,261	27,501	4,174	669	74,721
Sales personnel payroll expenses	-	-	11,351	-	-	11,351
Commissions paid for custody of securities
National	107	123	260	63	8	561
Foreign	74	84	176	44	5	383
Stock exchange transaction expenses	95	108	225	56	7	491
Total	16,392	26,576	39,513	4,337	689	87,507

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Year 2008

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	79	36	134	18	5	272
Variable fee	47,697	63,621	67,172	12,293	2,980	193,763

Fees from programmed withdrawals and temporary income
Variable fee	13	25	405	1,272	126	1,841

Losses on mandatory investments	(12,846)	(8,647)	(9,091)	(315)	261	(30,638)
Total	34,943	55,035	58,620	13,268	3,372	165,238

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	26,597	35,866	38,590	5,994	1,570	108,617
Sales personnel payroll expenses	2,712	3,614	4,516	771	177	11,790
Commissions paid for custody of securities
National	103	113	260	72	17	565
Foreign	91	90	202	55	11	449
Stock exchange transaction expenses	109	107	238	65	13	532
Total	29,612	39,790	43,806	6,957	1,788	121,953

The “Other operating expenses” line item in the income statement not included in the table above is directly or indirectly related to the Type C Pension Fund only.

NOTE 36.  SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded accruals of MCh$403 and MCh$296 in 2007 and 2008, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 37.  SANCTIONS

a)  Superintendency of Pensions

In accordance with Resolution No. 0009, on January 12, 2007 the SAFP assessed the Administrator a penalty of UF 500 (MCh$10.7), for breaking regulations of instructions in Note 1,214 and Note 1,321 for noncompliance of instructions, regarding contributions that are still classified as “pending contributions”

In accordance with Resolution No. 0023, on October 23, 2007, the SAFP assessed the Administrator a penalty of UF 400 (MCh$8.6), for breaking regulations of instructions of the second digression of 27 Article of the Investment Regulation for the Pension Funds abroad.

In accordance with Resolution No. 0024, on November 15, 2007, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.3), for breaking regulations of instructions of the first digression of the sup paragraph IV, Note N°551 in relation to delivery of the listing  “Employers in alleged no fulfillment” to the Labor Directorate.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with Resolution No. 0004, on January 11, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.3), for breaking regulations of instructions of Notes 1,143 and 1,168 regarding control over services received.

In accordance with Resolution No. 0007, on April 3, 2008, the SAFP assessed the Administrator a penalty of UF 300 (MCh$6.4), for inadequate controls to avoid that employees from the Benefit Department of four of its branches had implemented erroneous instructions.

In accordance with Resolution No. 0009, on April 7, 2008, the SAFP assessed the Administrator a penalty of UF 400 (MCh$8.6), for breaking regulations of the first clause in Article 23 of Decree Law 3,500.

In accordance with Resolution No. 0017, on August 6, 2008, the SAFP assessed the Administrator a penalty of UF 250 (MCh$5.4), for breaking regulations of the twenty third clause in Article 45 of Decree Law 3,500 that regulates the investment limits of pension funds.

In accordance with Resolution No. 0033, on December 11, 2008, the SAFP assessed the Administrator a penalty of UF 250 (MCh$5.4), for having omitted the referral pension in the electronic certificate to 6 retired affiliates.

In accordance with Resolution No. 0019, on August 28, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.3), for mistakes in information submitted to the Superintendency of Pensions related to the foreign investment portfolio effective as of December 31, 2006.

In accordance with Resolution No. 0035, on December 22, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.3), for voting for the candidate Mr. Francisco Gutierrez Philippi, who did not comply with the requirements established in Article 155 of Decree Law 3,500.

b) There are no penalties from other administrative authorities.

NOTE 38.  DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders
a) As of December 31, 2007
10% holding or more	79.91	2
Less than 10% holding with investment of UF 200 or more	19.68	1,153
Less than 10% holding with investment of less than UF 200	0.41	782
Total	100.00	1,937
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1
b) As of December 31, 2008
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

(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 39.  SIGNIFICANT EVENTS

-
As is well known the country is committed to develop a convergence plan to fully adopt the International Financial Reporting Standards (IFRS). On December 12, 2008, the Superintendency of Pensions, taking into consideration the period of time that will be needed to adapt the information systems to prepare the information required, informed through the Ordinary Letter N°20,987 about the exemption applicable to all Pension Funds Administrators of presenting financial statements in accordance with IFRS during the year 2009. Thus, the Pensions Fund Administrators shall continue presenting comparative financial statements for the year ended 2009 in accordance with local generally accepted accounting principles, and for informational purposes they will have to provide beginning on June 2009 a quarterly non comparative reports under IFRSs related to the year 2009. Beginning on 2010 comparative to year 2009, financial statements will be presented in accordance IFRS.

-	At the Board of Directors' ordinary meeting held on December 15, 2008, the Board approved the following transactions with related companies:

-	Lease to Banco BBVA of spaces located at 1490 Agustinas street, 4, 5 and 9 floors for monthly rental payments of US$137.34 (MCh$2.9), UF 57.22 (MCh$1.2) and UF 57.22 (MCh$1.2).

-	Lease from Banco BBVA of spaces located at 1953 Barros Errazuriz street, 8 floor for monthly rental payments of UF 95.72 (MCh$2.1).

-	Lease from Banco BBVA of spaces located at 5819 Pedro Aguirre Cerda street, for monthly rental payments of UF 115.20 (MCh$2.5).

-	Amendment to the Framework Contract entered into with Previred dated April 7, 2003 in order to comply with new requirements established by the Pension Reform Law.

-	On November 25, 2008 the Note N˚ 1,570 was issued related to the subscription of the disability and survival insurance contract through a public bidding process.

-
At the Board of Directors extraordinary meeting held on October 17, 2008, the Board agreed to nullify the interim dividend distribution agreed at the ordinary meeting held on September 25, 2008, as there were not enough information to estimate with reasonable assurance the financial results of the Company at year end.

-
At the Board of Directors meeting held on September 25, 2008, the Board agreed to distribute an interim dividend of Ch$10.27 per share, which payment was planned to be effective beginning on October 24, 2008.

-
On September 16, 2008, the Company through letter N˚0/048 and in response to the Ordinary Letter N˚14,405, informed to the Superintendency of Pensions its fee structure for voluntary affiliates effective beginning on October 1, 2008:

-	fee for additional contribution for voluntary affiliates: 2.64%
-	with no entitlement to disability and survival insurance: 1.54%
-	fee for contribution transfers to voluntary affiliates: Ch$1,475 (fixed amount per each operation)

-
On September 2, 2008, the Company informed to the Superintendency of Pensions through Letter N˚046 -Commercial Division-, the change in its fee structure. Beginning on October 1, 2008, it will be no fixed fee charges for withdrawals from the voluntary savings accounts in accordance with Rule N˚20,255. Additionally, beginning on December 1, 2008 a fee equivalent to 0.92% for the administration of the voluntary savings accounts will be charged once a year.

-
At the extraordinary meeting held on July 31, 2008, the Board accepted the resignation of Mr. Jorge Rodriguez Ibanez as Investment Manager, and Mr. Joaquin Cortez Huerta was temporary designated to replaced him.

-
On July 3, 2008, the Superintendency of Pensions issued the Note N˚1,517 which superseded Note N˚11 referred to the fluctuation reserve of returns, due to the amendments introduced by the Law N˚20,255 to the Decree Law 3,500 of 1980, published in the Official Gazette on March 17, 2008.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

-
On July 2, 2008, the Company informed the Superintendency of Pension through Letter N˚0/036, the change in its fee structure for mandatory contributions from 2.59% to 2.64%. This change will be effective beginning on October 1, 2008.

-
The Superintendency of Securities and Insurance (SVS) through the Note N˚457, instructed to timely report the preliminary estimations of the effects that IFRS will have on the Financial Statements. A "Reconciliation of Shareholders’ Equity Situation", as well as information about the functional currency of the entity and the critical accounting policies to be applied under IFRS shall be submitted.

-
At the Board of Directors meeting held on May 20, 2008, it was approved the resignation of Mr. Juan Pardo Rey-Baltar for personal reasons, who leaves his position as Director and member of the Directors Committee. In his place, Mr. Javier Sala Dominguez was designated as Director, and Mr. Fernando Ferreres as a member of the Directors Committee. Also, it was approved the resignation of the Director Mr. Carlos Pla Royo and Mr. Ramon Herrera Otal was designated in his position.

-
At the Shareholders' Meeting held on April 30,2008, it was agreed to pay an interim dividend in October and a definite dividend subsequent to the Shareholders' Meeting for the next year for an amount equivalent to 70% of the net income of the period. It was also agreed to ratify the Board of Directors' agreement as of September 28, 2007 in connection with the payment of interim dividend of Ch$22.23 per share that took place on October 26, 2007, and a total dividend of Ch$68.20 per share out of the net income for the year 2007, leaving pending of payment a definitive dividend of Ch$45.97 per share on May 23, 2008 to those shareholders registered in the pertinent registry as of May 16, 2007.

At the same meeting it was approved the designation of Deloitte & Touche Sociedad de Auditores Limitada as the audit firm to perform the external audit of the Company and the Pension Funds for the year 2008.

-
At the Board of Director meeting held on March 18, 2008, the Board agreed to ratify the Board of Directors’ agreement dated September 28, 2007 regarding the payment of an interim dividend of Ch$22.23 per share that took place on October 26, 2007, and a total dividend of Ch$68.20 per share out of the net income for the year 2007, leaving pending of payment a definitive dividend of Ch$45.97 per share on May 23, 2008 to those shareholders registered in the pertinent registry as of May 16, 2008. It was also agreed the designation of Deloitte Sociedad de Auditores Limitada as the audit firm to perform the external audit of the Company and the Pension Funds for year 2008 and the designation of El Mercurio newspaper to publish announcement of the Shareholders meetings.

-	On December 18, 2007, the Board of Directors informed and approved the following related operations:

-
Amendment to the life and disability insurance contract with BBVA Seguros de Vida S.A. in connection with the new mortality tables established in accordance with Note N° 1,459 of the Superintendency of Pensions and the General Rule N°207 by the Superintendency of Securites and Insurance, changing the maximum rate to 1.70% and the temporary rate to 1.0%, which will be applied beginning on February 1, 2008.

-	Amendment to the trademark license contract with AFP Genesis Administradora de Fondos y Fideicomisos S.A. of Ecuador, in order to increase the license price to US$1,350,000.

-
Amendment to the rendering service contract dated April 15, 2002 subscribed with Administradora de Fondos de Cesantia de Chile S.A. in order to increase the price to a total amount equivalent to US$850,663.

-
On September 28, 2007, AFP Provida informed to the Superintendency of Pension Fund Administrator, through Letter N°70, changes in the fee structure for mandatory contributions, from 2.39% to 2.59%. This new fee will be in force since January 1, 2008.

-
At the Board of Director’s meeting held on August 30, 2007, the Chief Executive Officer informed that on September 11, 2007, Provida Internacional S.A subscribed a sale and purchase agreement with The Bank of Nova Scotia through which the total ownership participation in BBVA Crecer AFP S.A. in the Dominican Republic, equivalent to 25.00% of equity interest, subject to suppressive conditions of obtaining the respective authorizations by authorities. The sale price was US$11,409,267.96.

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

-
At the Board of Director’s meeting held on July 26, 2007, the President informed the reception of the Note N˚10,817 of the Superintendency of Pension Funds Administrators, requesting the AFP to fix policies to shelter the sole objective to which the Administrator was created for. The Board of Directors after widely analyze the matter, unanimously fixed as policy that the Administrator must rigorously keep the sole objective to which it was created for, therefore, not doing activities that do not belong to this sole objective.

-	At the Board of Director’s meeting held on June 19, 2007, the Board of Directors informed and agreed the following operations:

a.	Sub-lease contract of real state to BBVA Corredora Técnica de Seguros Ltda. of an area of 9 square meters located at 287, Bandera Street, Santiago city, for a monthly amount of UF2.25.

b.	Modification of the pension collection contract signed on May 25, 2001 with Servicios de Administración Previsional S.A. (Previred.com) to increase 8% the collection tariffs through full internet.

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

-	At the Board of Director’s meeting held on May 29, 2007, the Board of Directors unanimously elected to Mr. Gustavo Alcalde as the President of the Directors Committee.

-
At the Board of Director’s meeting held on May 9, 2007, the Board of Directors elected as President of the Board of Directors to Mr. Gustavo Alcalde Lemarie, as Vice President Mr. Jesús del Pino. Additionally, Mr. Gustavo Alcalde, Mr. Juan Prado and Mr. Alberto Pulido were elected as members of the Directors Committee.

-
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

-	At the Board of Director’s meeting held on April 17, 2007, the Board of Directors agreed the following:

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

-	On March 27, 2007, the Director Mr. José Antonio Viera-Gallo resigned to his position in order to assume as Minister Secretary General of Government of Chile.

-
At the Board of Director’s meeting held on March 8, 2007, the Chief Executive Officer informed that on March 2, 2007, AFP Provida through its wholly-owned subsidiary Provida Internacional S.A. sold its 10% ownership participation in BBVA Crecer AFP to one of the companies belonging to Vicini Group in the Dominican Republic. The sale price amounted to US$3,500,000. The result of this operation generated a net gain of US$743,146 equivalent to MCh$401 (at the historical exchange rate of Ch$540.07 per dollar). As a result of this transaction, Provida Internacional’s ownership participation in BBVA Crecer AFP decreased to 25.00%. The Chief Executive Officer also informed that Mr. Joaquin Cortez would leave his position as Chief Investment Officer at the end of April, 2007 in order to assume new functions in the Investment Area of the Pension and Insurance Unit of BBVA Group.

-
At the Board of Directors meeting held on January 25, 2007, the Chief Executive Officer informed the following: Contract with BBVA Comercializadora Ltda. to sell Voluntary Pension Savings accounts (APV) through which Provida will pay to such entity a fixed fee of MCh$33 plus VAT on monthly basis. Under this agreement, BBVA Comercializadora Ltda. will receive a variable fee for: i) transfer of APV funds of Provida’s affiliates equivalent to 1.1% plus VAT of the fund amount transferred; ii) transfer of APV funds of affiliates not belonging to Provida equivalent to 1.5% plus VAT of the fund amount transferred; iii) opening of APV accounts equivalent to 5% plus VAT of voluntary contribution amount to the pension system of 3,500 Law Decree, on monthly basis of dependent affiliates for indefinite term. This fee will be only charged in relation with monthly contributions equal or superior than UF2.7. In those cases that affiliates belong to BBVA Group in Chile, the fee will be 2.5% plus VAT of the voluntary contribution amount on monthly basis; iv) deposits by agreement equivalent to 1.1% plus VAT of the deposit amount of Provida’s affiliates and 1.5% plus VAT of deposit amount of affiliates not belonging to Provida. No fee will be charged regarding deposits by agreement to affiliates that are members of companies belonging to BBVA Group in Chile. The Board of Directors approved this operation, considering that the conditions are similar than those ones prevailing in the market.

Additionally, in this Board of Directors’ meeting it was approved a capital increase of UF49,659 in the Unemployment Funds Administrator of Chile S.A. (AFC) under which Provida must pay and subscribe 37.8% of such capital increase.

-
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 40.  SUBSEQUENT EVENTS

Between December 31, 2008 and the date of the issue of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

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

a. Price-level restatement:

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

The reconciliations to U.S. GAAP excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP, as allowed under item 18 of Form 20-F of the Securities and Exchange Commission’s (SEC) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin No. 64 complies with the requirements of reporting on Form 20-F. (See b. below for an explanation).

b. Translation of financial statements of investments outside of Chile:

Provida’s operations outside Chile are not considered extensions of the parent company’s operations and are therefore remeasured into US dollars under Technical Bulletin No.64 as follows:

Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

-	Revenues and expenses accounts are translated at average rates of exchange between the US dollar and the local currency.

-
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

d. Marketable securities:

Under Chilean GAAP, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments have been classified as trading under Statement of Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115) and are therefore recorded at their market fair value. Unrealized gains and losses on such investments are directly reflected in the statements of income. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2006, 2007 and 2008, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

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

On March 2, 2007, Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A. The sale price was ThUS$3,500 generating a net gain of ThUS$743 equivalent to MCh$369 historical.

On December 12, 2007, Provida Internacional subscribed a sale and purchase agreement with The Bank of Nova Scotia of Canada, through which Provida Internacional sold the remaining ownership participation in BBVA Crecer AFP S.A. in the Dominican Republic, equivalent to 25.00%. The sale price was ThUS$11,563, generating a gain of ThUS$3,443, equivalent to MCh$1,711 historical.

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

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting contracts, the mark to market adjusted are flowed through the income statement. No such contracts were in place as of December 31, 2006, 2007 and 2008.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with Statement of Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS No.109), which requires financial accounting and reporting of income taxes, under the following basic principles:

-	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and expenses for tax carryforwards.

-	The measurement of deferred liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

-
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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a temporary provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

deferred taxes originating from gains (losses) on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders’ equity of the Company is included under paragraph (o) below.

j. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Protección in 1999, other Chilean companies and AFP Crecer (The Dominican Republic) (Note 13) was determined as the difference between the carrying value of the assets acquired and the liabilities assumed and the purchase price.

Under U.S. GAAP, the purchase price is allocated to the fair value of assets and liabilities acquired. In connection with these acquisitions, the Company recorded intangible assets, for acquired customer lists at an amount equal to the goodwill recorded for Chilean GAAP purpose. The weighted average life of the customer lists is slightly longer than 20 year amortization period of goodwill recorded for Chilean GAAP purposes. At December 31, 2006, 2007 and 2008 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

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

m. Involuntary employee termination benefits

Under Chilean GAAP as of December 31, 2007, the Company had recorded an accrual of certain involuntary employees termination benefits related to the rationalization plan in 2007. The Company had not informed their employees of the particulars of the plan. In accordance with U.S. GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date.

As of December 31, 2008, the Company paid the employee termination benefit accrued in 2007. Therefore, for U.S. GAAP purposes an adjustment was recorded to recognize the expense. The net effect of recognizing the expense under U.S. GAAP is presented in paragraph o.

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

In 2006, 2007 and 2008, the discount rates differed between U.S. GAAP and Chilean GAAP. The adjustment is presented in the reconciliations to net income and shareholders’ equity in U.S. GAAP in paragraph (o) below.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

o. Effect of Conforming to U.S. GAAP:

The required adjustments to conform the net income according with accounting principles generally accepted in the United States of America are as follows:

		2006	2007	2008	2008
		MCh$	MCh$	MCh$	ThUS$
Net income (loss) in accordance with Chilean GAAP		51,599	49,211	(10,754)	(16,897)
Involuntary employee termination benefit	(m)	-	1,595	(1,595)	(2,506)
Deferred income taxes	(i)	(660)	(1,838)	3,277	5,149
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	-	(222)	-	-
Reversal of amortization of goodwill	(f)	464	649	765	1,202
Disability Insurance expense	(n)	751	(758)	3,395	5,334
Effects of deferred income taxes of generated by U.S. GAAP adjustments		(127)	(143)	(306)	(481)
Net income (loss) in accordance with U.S. GAAP		52,027	48,494	(5,218)	(8,199)
Other comprehensive income (loss):
Cumulative translation adjustments determined under Chilean GAAP		700	(5,297)	3,628	5,700
Comprehensive income (loss) in accordance with U.S. GAAP		52,727	43,197	(1,590)	(2,499)

The adjustments required to conform shareholders’ equity amounts with accounting principles generally accepted in the United States are as follows:

		2007	2008	2008
		MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP		258,418	234,982	369,207
Minimum Dividend (30% of net income less interim dividends paid)	(c)	(6,567)	-	-
Gain on sale of Afore Profuturo, net	(g)	23,993	23,993	37,698
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	(222)	(222)	(349)
Deferred income taxes	(i)	(21,008)	(17,731)	(27,859)
Disability Insurance expense	(n)	467	3,285	5,161
Sale of investment, net and Reversal of amortization of goodwill	(g)(f)	5,605	6,370	10,009
Involuntary employee termination benefit	(m)	1,324	-	-
Shareholders’ Equity in accordance with U.S. GAAP		262,010	250,677	393,867

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007	2008	2008
	MCh$	MCh$	ThUS$
Balance at January 1st,	243,747	262,010	411,674
Dividends paid	(26,540)	(16,310)	(25,627)
Accrual for mandatory dividends, previous year	8,173	6,567	10,319
Accrual for mandatory dividends, closing date	(6,567)	-	-
Net income (loss) in accordance with U.S. GAAP	48,494	(5,218)	(8,199)
Other comprehensive income (loss)	(5,297)	3,628	5,700
Balance at December 31,	262,010	250,677	393,867

p. Reclassification for U.S. GAAP purposes - Balance sheet

As of December 31, 2006, 2007 and 2008 the goodwill generated on the acquisition of AFP Protección and other companies (Note 13) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders’ equity under U.S. GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Goodwill:
AFP Protección	53,331	48,914	44,591
AFP Unión	7,651	6,980	6,324
AFP El Libertador	832	734	638
BBVA Crecer AFP (The Dominican Republic)	5,139	-	-
Customer list	66,953	56,628	51,553
Amortization expense for the years ended December 31, 2006 was MCh$5,677, for December 31, 2007 was MCh$5,164 and for December 31, 2008 was MCh$4,932. Estimated amortization expenses for customer list for the next five years are estimated as follows:

MCh$
2008	4,932
2009	4,932
2010	4,932
2011	4,932
2012	4,932
Total	24,660

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

II.         Additional disclosure requirements

a. Earnings (losses) per Share and per ADS:

The following discloses earnings (losses) per share as required under U.S. GAAP:

	Year ended December 31,
	2006	2007	2008	2008
	Ch$	Ch$	Ch$	US$
Earnings (losses) per share:
Basic and diluted earnings (losses) per share under U.S. GAAP	157	146	(16)	(0.02)
Weighted average number of shares of common stock outstanding (in thousands of shares)	331,317	331,317	331,317	331,317

The basic and diluted earnings (losses) per share data shown above is determined by dividing net income by the weighted average number of shares of common stock outstanding during each year for both Chilean GAAP and U.S. GAAP purposes.

b. Income statement – U.S. GAAP:

	2006	2007	2008
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	159,163	173,336	195,876
Gain (loss) on mandatory investments	26,401	21,510	(30,638)
Other operating revenues	8,105	8,034	11,234
Other operating revenues (related companies)	637	580	610
Total operating revenues	194,306	203,460	177,082
Cost of services provided:
Operating expenses (*)	(40,323)	(41,708)	(44,166)
Operating expenses (related companies)	(67,599)	(75,746)	(104,662)
Amortization of customer list	(5,677)	(5,164)	(4,932)
Gross margin	80,707	80,842	23,322
Administrative expenses	(11,269)	(10,932)	(9,840)
Administrative expenses (related companies)	(5,552)	(6,202)	(6,595)
Selling and marketing expenses	(1,201)	(1,033)	(1,452)
Income from operations	62,685	62,675	5,435
Other revenues (expenses)
Interest expense	(1,341)	(1,439)	(456)
Interest expense (related companies)	(932)	(802)	(148)
Investment income	31	37	355
Other income, net	(1,666)	(528)	532
Other income, net (related companies)	2,446	3,036	2,581
Sale of AFP Crecer Dominican Republic	-	(222)	-
Price level restatement	(1,422)	(7,903)	(12,217)
Foreign exchange gain (loss)	(545)	911	(1,154)
Income (loss) before income taxes	59,256	55,765	(5,072)
Income taxes	(12,322)	(11,083)	(594)
Net income (loss)	46,934	44,682	(5,666)
Equity method investee income	5,093	3,812	448
Net income (loss)	52,027	48,494	(5,218)

(*) Life and disability insurance premium expenses under U.S. GAAP amounted to MCh$67,542, MCh$74,721, MCh$108,617 for the years ended December 31, 2006, 2007 and 2008, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c. Cash Flow Information

Cash and cash equivalents as of December 31, 2006, 2007, and 2008 consist of the following under U.S. GAAP and Chilean GAAP:

	2006	2007	2008
	MCh$	MCh$	MCh$
Cash	3,288	3,005	5,936
Time Deposits	479	489	23,514
Total	3,767	3,494	29,450

Fair Value Measurements

Effective January 1, 2008, Provida adopted SFAS No. 157 (“SFAS 157”), Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of SFAS 157 did not impact Provida’s financial condition, results of operations, or cash flow, SFAS 157 requires additional disclosures to be provided on fair value measurement.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy defined in SFAS 157 are as follows:

Level 1 — Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of cash equivalents, marketable securities and mandatory investments.

 Level 2 — Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability.

SFAS 157 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table sets forth, by level within the fair value hierarchy established by SFAS 157, Providas's assets that are accounted for at fair value on a recurring basis as of December 31, 2008. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total	Total
	MCh$	MCh$	MCh$	MCh$	ThUS$
Cash equivalents:
Cash	5,936	-	-	5,936	9,327
Time Deposits	23,514	-	-	23,514	36,946

Marketable securities	242	-	-	242	380

Mandatory Investments	141,882	-	-	141,882	222,928
Total	171,574	-	-	171,574	269,581

d. Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	2006	2007	2008
	MCh$	MCh$	MCh$
Current tax expense under Chilean GAAP	8,441	7,841	6,327
Deferred income taxes as determined under Chilean GAAP	3,094	1,262	(2,762)
Total income tax provision under Chilean GAAP	11,535	9,103	3,565
Deferred tax effect-U.S. GAAP adjustments	127	143	306
Deferred tax effect applying SFAS N°109	660	1,838	(3,277)
Tax for the period under U.S. GAAP	12,322	11,083	594

The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Deferred income taxes as of December 31, 2007 and 2008 consist of the following:

	Short-term		Long-term
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
Deferred income tax assets:
Accrued vacation	264	273	-	-
Leasing obligations, net	20	25	51	42
Provision BHC	-	-	134	125
Other deferred income taxes	27	67	-	-
Total deferred income tax assets	311	365	185	167
Deferred income tax liabilities:
Accrued life and disability insurance	-	-	96	673
Leased assets, net	3	3	61	58
Severance indemnities	123	-	-	-
Gain (loss) on mandatory investment	-	-	16,976	10,380
Customer list	785	780	8,841	7,986
Other deferred income taxes	48	49	1,907	1,915
Total deferred income tax liabilities	959	832	27,881	21,012

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2006	2007	2008
	MCh$	MCh$	MCh$
Pretax income in accordance with U.S. GAAP	59,254	55,767	(5,072)
Statutory tax rate (1)	20%	20%	20%

Statutory tax rate applied to pretax income	11,851	11,154	-
Permanent differences and others (2)	533	75	879
Price level adjustments	(62)	(146)	(285)
Income tax expense	12,322	11,083	594

(1)	Reflects the weighted average tax rate for all consolidated entities in the Group, abroad or in Chile.

(2)	The “others” category includes adjustments to income tax expense to reconcile to the filed tax return. The principal permanent differences relate to equity method investee income.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

e. Advertising expenses

Advertising expenses are as follows:

	For the year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Total	452	221	500

f. Goodwill

For U.S. GAAP purposes, the following are carried as goodwill.

	2006	2007	2008
	MCh$	MCh$	MCh$
AFORE Bancomer (Mexico)(1)	40,469	40,469	40,469
AFP Génesis (Ecuador)	568	568	568
AFP Horizonte (Peru)	524	524	524
Total	41,561	41,561	41,561

(1)
For U.S. GAAP purposes and Chilean GAAP purposes, AFORE Bancomer (Mexico) and AFP Horizonde (Perú) are carried as equity-method investees as the BBVA Group in Spain, Provida’s ultimate parent company, also has an investment in these entities.

For the years ended December 31, 2006, 2007 and 2008 and in accordance with SFAS No. 142, no amortization expense for goodwill has been recorded. No impairment has been required to be recorded on the goodwill associated with these equity-method investees.

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

h. Balance sheet reclassifications

Computer software classified as an intangible asset under Chilean GAAP would be reclassified to Other Assets under U.S. GAAP in the amount of ThCh$8,644 less accumulated amortization of ThCh$5,703.

i. Segments

The Company only has one segment.

j. Consolidation

The adoption of FIN 46R did not have any effect on our financial position, income statement, or cash flows.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

III. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 157: “Fair Value Measurements”

In September 2006, the FASB issued SFAS No 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States of America, and expands disclosures about fair value measurements for assets and liabilities. SFAS 157 applies when other accounting pronouncements require or permit assets or liabilities to be measured at fair value. Accordingly, SFAS 157 does not require new fair value measurements. In February 2008, the FASB issued their first Staff Position for SFAS 157 (“FSP FAS 157-1”) to amend SFAS 157 to exclude SFAS 13, “Accounting for Leases”, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS 141, “Business Combinations”, or SFAS 141R, “Business Combinations”, regardless of whether those assets and liabilities are related to leases. In addition, in February 2008, the FASB issued their second Staff Position for SFAS 157 (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS 157 in the first quarter of 2008, except for those items within scope of FSP FAS 157-2, which we will adopt in the first quarter of 2009. The adoption of SFAS 157 did not have a material effect on our consolidated results of operations and financial condition during the year ended December 31, 2008. In addition, we do not believe that the adoption of FSP FAS 157-2 will have a material effect on our consolidated results of operations and financial condition.

Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115”

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, such as debt issuance costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by us in the first quarter of 2008. The adoption of SFAS 159 did not have a material effect on our consolidated results of operations and financial condition during the year ended December 31, 2008.

Statement of Financial Accounting Standards No. 141(revised 2007): “Business Combinations”

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. The adoption of Statement 141R will effect the total purchase price of future acquisitions, as acquisition costs will now be expensed, and the allocation of fair value to specific assets and liabilities will be different.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No.51”

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No.51” (“SFAS 160”). SFAS 160 changes the accounting for, and the financial statement presentation of, non-controlling equity interests in a consolidated subsidiary. SFAS 160 replaces the existing minority-interest provisions of Accounting Research Bulletin 51, “Consolidated Financial Statements,” by defining a new term — non-controlling interests — to replace what were previously called minority interests. The new standard establishes non-controlling interests as a component of the equity of a consolidated entity. The underlying principle of the new standard is that both the controlling interest and the non-controlling interests are part of the equity of a single economic entity: the consolidated reporting entity. Classifying non-controlling interests as a component of consolidated equity is a change from the current practice of treating minority interests as a mezzanine item between liabilities and equity or as a liability. The change affects both the accounting and financial reporting for non-controlling interests in a consolidated subsidiary. SFAS 160 includes reporting requirements intended to clearly identify and differentiate the interests of the parent and the interests of the non-controlling owners. The reporting requirements are required to be applied retrospectively. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. We do not believe that the adoption of SFAS 160 will have a material effect on our financial statements as we do not have any non-controlling equity interests of a consolidated subsidiary.

Statement of Financial Accounting Standards No. 161, “Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”

In March 2008, the FASB issued SFAS N 161, “Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to provide improved transparency into the uses and financial statement impact of derivative instruments and hedging activities. We will be required to provide enhanced disclosures about how and why we use derivative instruments, how they are accounted for, and how they affect our financial performance. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. SFAS 161 is effective for us beginning January 1, 2009. We are currently assessing the impact that SFAS 161 will have on our consolidated results of operations and financial condition.

Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”)

In May 2008, the FASB issued SFAS N162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States (the GAAP hierarchy). SFAS 162 was effective for us during the fourth quarter of 2008. The adoption of SFAS 162 did not have a material effect on our consolidated results of operations and financial condition.

Issuance of FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1 and FIN 45-4)

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard is not expected to have a material effect on our consolidated financial position and results of operations.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Issuance of FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (“FSP 157-3”)

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in an inactive market and demonstrates how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material effect on our consolidated financial position and results of operations.

Transition to International Financial Reporting Standards (IFRS)

The Chilean Superintendency of Pensions along with other agencies in Chile agreed to implement IFRS to internationalize the reporting standards of public companies. The strategic plan for the Chilean Superintendency of Pensions entails applying the new accounting standards for the AFPs industry beginning January 1, 2010.

In the first IFRS financial statements, the AFPs are required to prepare an opening IFRS balance sheet at the beginning of the earliest period for which they are presenting comparative information under IFRS, in this case, January 1, 2009. We are currently assesing the impact that transition to IFRS will have on our consolidated results of operations and financial condition.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 42.  CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. meets the requirements of SEC Rule-4-08 (g) for condensed financial information as presented below.

	As of December 31,
	2007	2008
Condensed balance sheet	MCh$	MCh$
Current assets	67,201	73,766
Fixed assets	1,037	1,650
Non-current assets	77,278	51,029
Total assets	145,516	126,445

Current liabilities	27,228	22,240
Equity	118,288	104,205
Total liabilities and equity	145,516	126,445

	As of December 31,
	2006	2007	2008
Condensed income statements	MCh$	MCh$	MCh$
Net sales	143,290	101,396	124,292
Net income	53,617	27,632	(7,718)