Form 20-F
period 2009-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2010-05-18
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________ .
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
(Name, Address, including zip code, and telephone number, including area code, of Registrant’s agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, without nominal (par) value	New York Stock Exchange*
American Depositary Shares (ADS) each representing fifteen shares of Common Stock, without nominal (par) value	New York Stock Exchange
___________________
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes No

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

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2009, one UF was equivalent to Ch$20,942.88. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2009, which was Ch$507.10 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Peso amounts presented herein in terms of “constant” Chilean pesos are expressed in pesos as of December 31, 2009, by adjusting year over year inflation.

The terms “AFP Provida”, “Provida” and the “Company”, unless the context indicates otherwise, refers to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” and “SP” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

In this annual report and as related to Provida’s business, the term “affiliate” means a client that has made contributions at least once to his individual capitalization account, while “cotizante” or “contributor” means an affiliate periodically making pension contributions. The term “individual capitalization account” (ICA) means for each affiliate the account where he or she maintains his mandatory savings invested in shares of the selected pension fund until the age of retirement.

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

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

Recent regulatory changes

In 2006, the Government started to work on a reform to the private pension system seeking to improve it and design a system granting effective protection to all the Chilean population, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

The Law for the Pension Reform N°20,255 (the “Pension Reform Law” or “Reform Law”) was enacted on March 11, 2008 and published in the Official Gazette on March 17, 2008.

In July 2008, the first stage of the Pension Reform Law providing for the “solidarity principle,” which is mainly directed at the country's poorest people, was implemented. The solidarity principle is aimed at granting basic solidarity pensions and solidarity pension contributions for seniority and disability to people receiving lower pensions after meeting certain requirements. According to the Government’s estimations, until December 2009 more than 940 thousand senior people had already received benefits from the solidarity basic pension, and more than 40 thousand mothers of children born before March 11, 2010 received the bonus.

In October 2008, the second stage of the Pension Reform Law, which focused on the active sector of the population represented by workers and employers, was implemented. The most relevant matters in this stage were relating to collective voluntary pension savings, Governmental subsidy to formalize the hiring of young workers, voluntary affiliation, and certain life and disability insurance (entitlement of women up to 65 years of age, entitlement of spouses to become insurance beneficiaries, and the elimination of a second determination in cases of total disability).

Additionally, investment measures were implemented, such as expanding the investment alternatives to pension funds at the local and international level; gradually increasing the abroad investment limits; establishing an investment regime fixing limits on indirect investment and authorizing Fund Type E to invest in variable income (up to 5% of its portfolio).

One of the main changes introduced by the Pension Reform Law and implemented in 2009 was the life and disability insurance bidding process. In accordance with the Authority’s opinion, such insurance had certain problems in its configuration such as:

-	Gender equality - the cost of the insurance was lower to women than men, due to women have less casualties.
-
Competitiveness - life and disability insurance’s costs represented approximately 50% of the operating costs of the AFPs, playing a relevant role in the AFPs’ industrial organization. Likewise, the AFPs used to compete for the casualty rate of their affiliates.

-	Transparency - the life and disability design did not permit affiliates to determine which portion of the fee charged by the AFPs corresponded to the insurance services.
-	Regulatory risk - the AFPs were assuming a significant part of the death and disability risk of the affiliates, without having an appropriate regulating counterpart like insurance entities.

In consideration of all the above matters, the Superintendency of Pensions implemented the life and disability insurance bidding process in order to: (i) increase transparency in fees charged by AFPs and in costs related to the life and disability insurance; (ii) obtain a more competitive price for this insurance; (iii) correct gender inequities; and (iii) not permitting AFPs to assume individual risks by reducing incentives to discriminate among affiliates, leading AFPs to focus on competence based on variables to the administration of individual accounts. Likewise, this new modality intends to appropriately regulate and control the risks of providing the life and disability insurance.

The life and disability bidding process is carried out by the AFPs as a whole. This process is ruled by regulations established in the Law and in the bidding conditions. In this offer, any life insurers may participate provided that they are legally constituted at the bidding date. The insurance should be awarded to one or more insurance companies offering the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive risk concentration for the coverage of the entire life and disability insurance risk. The awarding criteria are established by the General Rule of the Superintendency of Pensions and the Superintendency of Insurance and Securities.

Likewise, the affiliates’ contributions destined to finance the insurance expressed as a percentage of remunerations and taxable incomes, have a uniform character for all the system’s affiliates. Although the AFPs are not responsible for financing the insurance, the premiums are collected along with mandatory contributions of affiliates, being transferred to the insurance companies.

 A difference due to affiliates’ gender may arise between the contribution to finance the insurance and the necessary premium to finance such insurance, the AFPs should transfer the difference in each of the capitalization accounts of those affiliates who paid a higher contribution to such premium.

In the case of bankruptcy of any awarded insurance company, the rest of insurers would assume the corresponding risk regarding of those casualties occurred since the bankruptcy date and until the expiration date of the contract. In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the State guarantee. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of 45 UF for each beneficiary or pensioner.

In this way, in May 2009, the life and disability insurance bidding process was carried out for a 12-month coverage period beginning on July 1, 2009. Under this new modality, the insurance cost is 1.87% over the taxable remunerations of workers for all the AFPs. As Provida does not provide the insurance coverage, the Company reduced the fees charged to its affiliate from 2.64% to 1.54% over their taxable remunerations starting on July 1, 2009.

It is important to mention that in the case of dependent workers, the contribution to finance the insurance should be paid by the employer having more than 100 workers, except for dependent young workers (between 18 and 35 years) which receive pension subsidies. Such obligation became effective beginning on July 1, 2009. Until June 2011, those employers with less than 100 workers will be exempted of such obligation and the cost will continue being paid by the dependent workers until that date.

Finally, the last change of the Pension Reform Law introduced was implemented in 2010 is related to bidding process for a 24-month term to all new affiliates who enter in the private pension system. This bidding process was implemented to encourage price competition among AFPs in order to achieve lower fees for affiliates, generating higher sensibility in the price demand, favoring the entrance of new actors in the AFP industry and protecting the affiliates’ equity interest.

The awarded AFP will be the AFP offering the lowest fee (which at the same time must be inferior to the fees in effect at the moment of the bidding process) for a 24-month period, during which the AFP will not be able to modify its fees, being extensive to the portfolios of affiliates already being managed by the AFP.

In January 2010, the bidding process of capitalization account administration to the new affiliates entering in the system during the next two years was carried out, in which participated AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. On February 1, 2010 it was informed that the awarded company was AFP

Modelo, due to it offered the lowest fee of 1.14%. This entity has been legally incorporated, but it has not started operations yet, having a limited seven-month term after the awarding to start operations.

Provida considers that possesses competitive advantages to successfully face the new conditions in the industry, including the support of BBVA Group, which has a leading position in the Latin-American pensions market. Additionally, Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law and has continued training its workers to provide the best service to customers.

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2005, 2006, 2007, 2008 and 2009 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2005, 2006, 2007, 2008 and 2009 included herein.

The audited Consolidated Financial Statements have been prepared in accordance with Chilean Generally Accepted Accounting Principles (“Chilean GAAP”), which differs in certain significant aspects from the Accounting Principles in the United States of America (“U.S. GAAP”). Note 41 to our audited Consolidated Financial Statements provides a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the fiscal years ended December 31, 2007, 2008 and 2009.

Pursuant to Chilean GAAP, the financial information in the following table for all periods has been restated in constant Chilean pesos as of December 31, 2009. See Note 2 letter c) to the audited Consolidated Financial Statements for further information.

	As of and for fiscal years ended December 31,
	2005	2006	2007	2008	2009	2009
	(In millions constant Ch$ and thousands of US$ as of December 31, 2009) (1)(2)
CONSOLIDATED INCOME STATEMENT DATA	MCh$	MCh$	MCh$	MCh$	MCh$	thUS$
Chilean GAAP:
Operating revenues	162,889	189,837	198,780	173,010	213,609	421,236
Operating cost and expenses	(109,624)	(123,777)	(133,321)	(164,640)	(127,892)	(252,204)
Income from operations	53,265	66,060	65,459	8,370	85,717	169,032
Non-operating income (expenses) – net	(2,498)	(4,378)	(8,487)	(15,393)	7,736	15,257
Income taxes	(10,152)	(11,270)	(8,894)	(3,483)	(12,009)	(23,682)
Net income (loss)	40,615	50,412	48,078	(10,506)	81,444	160,607

Earnings per share and per ADS (3) (4)
Income from operations per share	161	199	198	25	259	0.51
Net income (loss) per share	123	152	145	(32)	246	0.48
Dividends per share and per ADS (4) (5)	110	76	72	45	58	0.11
Dividends per share and per ADS (in US$) (4) (5)	0.20	0.15	0.15	0.07	0.11

US GAAP:
Operating revenues	162,889	189,837	198,780	173,010	213,609	421,236
Operating cost and expenses	(113,925)	(128,594)	(137,547)	(167,700)	(136,794)	(269,758)
Income from operations	48,964	61,243	61,233	5,310	76,815	151,478
Non-operating income (expenses) – net	3,355	1,625	(3,026)	(9,829)	13,381	26,387
Income taxes	(10,219)	(12,038)	(10,829)	(580)	(13,899)	(27,409)
Net income (loss)	42,100	50,830	47,378	(5,097)	76,296	150,456
Earnings (losses) per share and per ADS (3) (4)	127	153	143	(15)	230	0.45

Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317

	As of and for fiscal years ended December 31,
	2005	2006	2007	2008	2009	2009
	(In millions constant Ch$ and thousands of US$ as of December 31, 2009) (1)(2)
CONSOLIDATED BALANCE SHEET DATA	MCh$	MCh$	MCh$	MCh$	MCh$	thUS$
Chilean GAAP:
Current assets	19,411	19,209	14,843	42,832	53,164	104,841
Mandatory investment	137,327	165,061	178,847	138,619	179,129	353,242
Property, plant and equipment	30,012	29,357	28,465	28,104	28,087	55,387
Total assets	290,048	312,489	307,668	291,674	335,344	661,298
Total shareholders’ equity	216,575	235,500	252,475	229,576	286,999	565,962
US GAAP:
Current assets	19,411	19,209	14,843	42,832	53,164	104,841
Mandatory Investment	137,327	165,061	178,847	138,619	179,129	353,242
Property, plant and equipment	30,012	29,357	28,465	28,104	28,087	55,387
Total assets	294,667	317,560	313,375	298,438	342,176	674,770
Total shareholders’ equity	226,208	238,139	255,984	244,910	291,925	575,676

(1)	Except per share and per ADS data.
(2)	Solely for the convenience of the reader, Chilean peso amounts have been translated into US dollars at the rate of Ch$507.10 per US$1.00, the Observed Exchange Rate for December 31, 2009.
(3)	Earning per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(4)	Calculated on the basis of one share per ADS, figures expressed in Chilean pesos and also in US dollars as of December 31, 2009.
(5)
Dividends per share and per ADS in Chilean pesos represent actual dividends paid adjusted for inflation to December 31, 2009. Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

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

Yearly amounts	Average Rate of Chilean pesos per US$1.00
2005	559.86
2006	530.26
2007	522.69
2008	521.79
2009	559.67

Nominal Rate of Exchange (Chilean pesos per US dollar)
Months	Monthly Average	High	Low
October 2009	545.83	557.41	531.15
November 2009	507.78	531.83	491.09
December 2009	501.45	508.75	494.82
January 2010	500.66	531.75	489.47
February 2010	532.56	546.18	523.10
March 2010	523.16	533.87	508.66

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on April 30, 2010 was Ch$517.23 per US$1.00.

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

As is well known the country is committed to develop a convergence plan to fully adopt the International Financial Reporting Standards (IFRS). On December 12, 2008, the Superintendency of Pensions, taking into consideration the period of time that will be needed to adapt the information systems to prepare the information required, informed through the Ordinary Letter N°20,987 about the exemption applicable to all Pension Funds Administrators of presenting financial statements in accordance with IFRS during the year 2009. Thus, the Pensions Fund Administrators shall continue presenting comparative financial statements for the year ended 2009 in accordance with local generally accepted accounting principles, comparative to year 2008, and for informational purposes they must provide beginning on June 2009 a quarterly noncomparative report under IFRSs. Beginning on 2010 comparative to year 2009, financial statements will be presented in accordance with IFRS in accordance with General Note N°1,634 of the Superintendency of Pensions.

As a result of the foregoing, the Company is implementing a project for transition to IFRSs which includes an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatments are permitted and an assessment of the changes in reporting procedures and systems. As of the date of preparation of these consolidated financial statements, the Company was in the process of preparing the information to enable it to estimate with reasonable objectivity the extent to which the consolidated balance sheet and consolidated statement of income for 2009 will differ from those to be prepared in the future in accordance with the accounting methods contained in the IFRSs in force as of December 31, 2010.

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s operating revenues comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 77.6% of the total operating revenues for the year ended December 31, 2009. As a result, the economic situation in Chile related to growth activity indicators and employment conditions significantly affects the Company’s results.

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

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 43.7% of Provida’s total assets under management for the year ended December 31, 2009.

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

Provida’s returns on its investments in foreign companies could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where such companies are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate MCh$8,914 (MUS$17.6) of Provida’s net income for the year ended December 31, 2009. These foreign administrators are highly regulated, which generates certain stability. However, Provida cannot ensure that changes in the laws of those countries where these subsidiaries are located could not affect its results. Further, given the link between the results of the pension business and the economic conditions in the countries where the Company operates, a change in the economic situation of those countries could affect Provida’s results.

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

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share approximately 40% in terms of number of clients and over 30% in terms of assets under management and the associated salary base. Given its position in this market and its relative size, it is highly probable that competitors will take steps towards attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$18,135,442 (US$35.8 billion) as of December 31, 2009 are very large with respect to the size of the local capital market measured by its total capitalization. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its affiliates. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to attract new affiliations or decrease the number of affiliate transfers. Any decrease in Provida’s client portfolio could have a negative impact on its operating revenues.

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

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum real return on investment for each of its pension funds. This minimum return is based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio compositions, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s real return for a certain month were lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to observe either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of affiliates’ contributions in the pension funds”.

The Pension Reform Law increased the investment limits for the pension funds. However, Provida cannot ensure that it will be able to fulfill minimum return requirements or the minimum reserve.

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

Due to the implementation of the Pension Reform Law, a new factor might influence the Company’s ability to capture new affiliations that enter to the private pension system. The new affiliations in the pension system will be awarded every two years, for a 24-month period at a time, to the AFP offering for bidding a fee that:  (i) must be lower than fees currently prevailing in the industry at the awarded date, and (ii) must apply to the AFP’s entire portfolio and not just certain client accounts.

Provida’s management believes that the approved reform consolidates the current private pension system after 26 years of existence and provides an adequate legal framework for AFPs to continue developing their activities. In reference to the coverage improvement, Provida believes that this implies a new business opportunity for AFPs. Regarding the new industrial organization aimed at increasing competition and reducing entrance barriers, Provida has the support of the BBVA Group, which has a leading position in the Latin-American pensions market, as well as a competitive advantage in successfully facing the new conditions in the industry. Additionally, Provida estimates that the flexibility of investment alternatives makes it possible for increased competition.

However, future changes in laws or regulations in Chile may have a negative effect on Provida’s financial results.

Life and disability insurance is the main component of operating expenses, therefore an increase in the casualty rate of the client’s portfolio, or future changes in the market conditions or in the assumptions of our casualty model, could materially and adversely affect the Company’s results of operations

Before the changes implemented  by the Pension Reform Law that carried out the life and disability insurance bidding process by AFPs as a whole that took effect in July 2009 (See “Item 3. Key Information – Recent regulatory changes”). By law, Provida is required to provide life and disability benefits to its affiliates and is required to obtain insurance to comply with this obligation. Provida individually awarded by a bidding process to an insurance company a policy to cover Provida’s life and disability payment obligations under certain casualty rate conditions stipulated in the contract. Provida paid all casualties up to the maximum rate specified in the contract (1.10% under a contract with BBVA Seguros de Vida S.A. in effect from August 1, 2003 to December 31, 2004 and 1.27% under a contract with BBVA Seguros de Vida S.A. in effect from January 1, 2005 until June 2009). The insurance policy conditions were modified by mutual agreement of the parties with effect from January 2008 given the update of mortality tables used to calculate benefits, increasing the cost of the insurance. In figures, the maximum casualty rate increased to 1.70%, accompanied by a rise of the fee charged by the AFP from 2.39% to 2.59% in order to finance such higher cost. Additionally, in October 2008 Provida´s fee was increased again to 2.64% in view of the new benefits granted by the Pension Reform Law to female affiliates and their spouses.

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

The Pension Reform Law eliminates the individual responsibility of the AFPs to provide life and disability insurance benefits. On July 1, 2009, a group of insurance companies was awarded the life and disability administration for a 12-month term. Because Provida’s insurance contract for coverage prior to July 2009 is in a runoff stage, Provida only maintains those casualties pending payment due to temporary disability determination.

Additionally, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined on a monthly basis at the market interest rate instead of the historical rate (defined as the minimum interest rate of the previous semester) giving the alternative to insurers to voluntarily apply such methodology to their existing contracts. AFP Provida requested that BBVA Seguros de Vida, its provider of life and disability insurance prior to the implementation of the Pension Reform Law, adopt the new regulation so that the Company’s liability would more accurately reflect the amount that will effectively be paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration than the liability of the insurance. In view of adjustments in the assets and liabilities treatment associated with the life and disability insurance, AFP Provida has mitigated the risk associated with the interest rate fluctuation.

Provida is exposed to the credit risk of the insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

Under Provida’s insurance policies for 2008 and 2009, the insurer was required to cover all life and disability benefits in excess of a maximum casualty rate level of 1.27% of the aggregate taxable income of Provida’s affiliates. However, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar events) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. The occurrence of any of the foregoing could cause Provida to bear material additional costs, which could significantly affect its results.

Under the Pension Reform Law, the Pension Fund Administrators altogether must purchase an insurance for their affiliates, called life and disability insurance (SIS). Such insurance premium is awarded through a bidding process, which is carried out by all AFPs.

In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the State guarantee. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of 45 UF for each beneficiary or pensioner.

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

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2009, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the five AFPs operating in Chile in terms of the number of affiliates, contributors, assets under management, affiliates’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 90s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger processes with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to approximately 40% in 2009 in terms of affiliates and from 20% to approximately 30% in 2009 in terms of total assets under management.

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

In 2001 Provida Internacional sold its interest in the Mexican company AFORE Profuturo S.A. de C.V., a sale that allowed Provida to complete the consolidation of its strategic position in Mexico, along with the BBVA Group after the purchase of a 7.50% equity interest in AFORE Bancomer S.A. de C.V. (“AFORE Bancomer”).

Additionally, in September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A, which had a leading position in the Ecuadorian fund management industry. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

In 2003, Provida sold its equity interest in AFPC Porvenir S.A. in Colombia to the Sarmiento Group, the controlling shareholder of such administrator. This decision was based on the fact that the Colombian market had matured and was undergoing changes in regulations and the fact that Provida did not have management control of the company while the BBVA Group had a controlling position in another administrator, AFPC Crecer. In conjunction with the above transaction, Provida acquired a 100% equity interest in AFP Porvenir S.A. in the Dominican Republic from the Sarmiento Group and the minority shareholders with the expectation of the future merger with BBVA Crecer, the AFP of the BBVA Group in that country.

In May 2004, Provida sold its 30.00% equity interest in AFP Porvenir in the Dominican Republic to the local investor Progreso Group retaining a 70.00% equity interest to carry out the merger process between AFP Porvenir and BBVA Crecer, in which the BBVA Group held a 70.00% equity interest. Following the merger, Provida and the BBVA Group each held a 35.00% equity interest in AFP Porvenir and the remaining 30.00% was held by the Dominican financial investor Progreso Group.

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

There were no significant events in 2008 and 2009 concerning Provida’s domestic and international business and investments.

Capital expenditures and divestitures

Capital expenditures for the last three years were in the aggregate MCh$5,684 (approximately MUS$11.2) mainly related to investments in properties and equipment. In relation to divestitures for the last three years, these totaled MCh$8,017 (approximately MUS$15.8) mainly related to the sale of equity interests held in BBVA Crecer in the Dominican Republic in the year 2007.

In 2007, capital expenditures related to capital increases in the Administradora de Fondos de Cesantía (local subsidiary) and investments in fixed assets made in the ordinary course of business. In connection with capital divestitures, these related to the sale of the equity interest (10.00% in March 2007 and 25.00% in December 2007) in BBVA Crecer AFP in the Dominican Republic.

In 2008, capital expenditures related to investments in fixed assets made in the ordinary course of business, and in particular to investments in computer equipment and software. With respect to capital divestitures, these related to the sale of fixed assets, mainly furniture and facilities.

In 2009, capital expenditures related to investments in fixed assets made in the ordinary course of business, and in particular to facilities and branch offices remodeling, and purchase of computer equipments and software. Regarding capital divestitures, no sales of fixed assets or sales of permanent investments were recorded during the year.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2007, 2008, 2009:

	For years ended December 31,
	(In millions of constant Ch$ as of December 31, 2009)
	2007	2008	2009
Capital Expenditures	(1,341)	(1,361)	(2,982)
Divestitures	8,003	14	-

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover attempt in respect of any other company’s shares, in either the last or current fiscal year.

B.    Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately ThUS$206), which increases based on the number of affiliates up to UF20,000 (approximately ThUS$826) for AFPs with over 10,000 affiliates. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If the AFP is not able to do so, the Superintendency of Pensions would revoke the authorization of existence and liquidate the society.

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

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement will come into force on January 1, 2012 and from that date onwards, self-employed workers must gradually make contributions based on a 40%, 70% and 100% of his/her salary during the first, second and third years respectively, equating to the 10% contribution of dependent workers. Additionally, the new regulation incorporates the concept of voluntary affiliate, which applies to any individual who does not engage in a remunerated activity and decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s affiliates by their employers and those contributions from Provida’s self-employed affiliates and voluntary affiliates. Those monthly contributions are credited into each affiliate’s individual capitalization account. In the case of dependent workers, each employer must provide Provida with a monthly payroll listing all its employees who are affiliates of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary affiliates may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, dependent workers whose spouses are voluntary affiliates, can grant authorization to their employers to deduct the contributions to be added to their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in Santiago for processing. Each AFP also administers an individual and private indemnity account in the fund for household workers (such as housekeepers).

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

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF50 (approximately US$2,000). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.5) for fund transfers collected for other financial institutions.

As a way to improve the volume of affiliates’ contributions and therefore the cover of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC”) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This saving is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this modality. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this modality, the Authority has established tax incentives for workers.

Investment services of affiliates’ contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of management’s investment decisions, the following committees of Provida are involved:

- Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors. This committee consists of three directors; two of them must be “autonomous” according to the criteria established in the Pension Reform Law, being the President one of the autonomous directors. Among its functions are: to design an investment policy and a risk profile for each fund type; to supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; to review objectives, policies and procedures to and from the administration of the investment risk in the pension funds; to examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and to approve investments in any new kind of asset, among others.

- Committee of Investments and Risks: this is comprised of the Chief Executive Officer, the Chief Investment Officer, the executive in charge of the Risk Unit and other executives that might be designated. Among the responsibilities and attributions of this committee are: to review the different measures of risk-return presented by the Risk Unit; to approve different issuers, counterparts, mutual funds agencies, agents, among others, proposed by the Investment Management; to take notice about any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

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

For this, the responsible for assets management is the Investment Area that has three management divisions: Variable Income, Fixed Income and Research, and Strategic Control Deputy management, all of them reporting directly to the Chief Investment Officer. These Units include full-time research analysts with experience in investments, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. The Investment Control Unit, which is part of the Planning and Control Division of the Company, validates investments each day before entering into them. Additionally, this unit has the obligation of disclosing to the Superintendency of Pensions a daily report with all investment activities.

It is important to notice that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed annually, and is effective up to November 2010. This certification includes all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the units Investment Control Department and the Treasury, as part of the Planning and Control Division.

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

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (45.2% at the end of 2009) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
(In constant MCh$ as at December 31, 2009)
	December 2002		December 2009
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	3,404,093	18.8%
Fund Type B	1,177,690	11.7%	3,533,545	19.4%
Fund Type C	7,346,323	73.2%	8,198,802	45.2%
Fund Type D	1,016,124	10.1%	2,463,051	13.6%
Fund Type E	395,863	3.9%	535,952	3.0%
Total	10,048,691	100.0%	18,135,442	100.0%

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

The Pension Law establishes that each AFP must maintain a reserve for mandatory investments equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the Superintendency of Pensions, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pension Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation is intended to eliminate potential conflicts of interest that could arise between investment decisions relating to a portfolio held as AFP’s reserves and those relating to the portfolio where pension funds are invested.

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

As of and for all periods presented, the Company has complied with the minimum reserve and minimum return requirements.

Services of granting life and disability benefits

The Pension Reform Law eliminated the individual responsibility of AFPs in connection with the life and disability insurance, by establishing that the AFPs altogether should purchase a fixed and single insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, providing the best economic offer (See “Item 3—Key Information — Recent regulatory changes”).

Before the Pension Reform became effective, Provida individually obtained insurance to cover its obligations to provide life and disability benefits to affiliates.

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

-
Solidarity pension contribution of disability: being declared disabled by a Medical Commission designated by the Superintendency; being affiliated to the pension system established by the 3,500 Law Decree of 1980; not receiving a pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible for a disability pension, provided that the sum of the amount of such pension plus any other pension received from such system is less than the basic solidarity pension of disability.

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

Affiliates meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, which gradually increased, over a term of 6 years, the required percentages between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension. The latter is intended to increase the level of pensions received and to restrain the trend of retirement before reaching the legal age, present among workers in recent years, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

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

At retirement, the affiliate chooses among four options for receiving his/her pension benefits: an immediate life annuity, a temporary income with deferred life annuity, a programmed withdrawal plan or an immediate life annuity with a programmed withdrawal plan.

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

The AFP earns fees in connection with the collection of contributions to affiliates’ individual capitalization accounts and the administration of such accounts. In 2009, out of the total of Provida’s operating revenues, MCh$168,976 or 79.1% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on affiliates’ monthly mandatory contributions to his/her individual capitalization account.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. With the enforcement of the Pension Reform Law, effective from October 1, 2008, the ability each AFP had to determine whether to charge a fixed fee deducted from the pension fund was eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of an affiliate’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base up to a maximum of UF60 per month (US$2,500 approximately). Effective beginning on January 2010, the Superintendency of Pensions increased the maximum amount up to UF 64.7 per month (US$2,700 approximately), adjustment according to the growth evidenced by real wages of the country.

For instance, if an affiliate receives a monthly salary of Ch$100,000 as a dependant worker, he/she must contribute Ch$10,000 to an AFP. Under Provida’s variable fee currently in force (1.54% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$1,540.

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

The fee structure for the years 2007, 2008, 2009 and March 2010 are as follows:

Monthly fees for mandatory contributions
	(For the years ended December 31, and as of March 31, 2010, in nominal Ch$)
	2007		2008(1)	2009(2)	March 2010
	Fixed	Variable	Fixed	Variable	Variable
	Ch$	%	Ch$	%	%
Provida	-	2.39	2.64	1.54	1.54
Industry High	690	2.89	3.61	2.36	2.36
Industry Low	-	2.23	2.64	1.36	1.36
Industry Low among AFPs charging fixed fee	320	2.23	2.64	1.36	1.36
Industry Average	243	2.51	2.84	1.54	1.54

Source: Superintendency of Pensions
(1)	The Pension Reform Law eliminated the fixed fee, effective from October, 2008.
(2)
In July 2009, the life and disability insurance premium was obtained under a joint bidding process, thus all the AFPs reduced their fess to reflect the elimination of the individual obligation to provide life and disability insurance benefits. The cost of the insurance under this new modality is 1.87% of the taxable remunerations of workers (See – Item 3. Key Information – Recent regulatory changes)

Pension payments of programmed withdrawals

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

The AFPs, like other authorized institutions, also offer affiliates the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee over assets under management, and fees currently range between 0.51% and 0.70% on an annual basis and fees on fund transfers collected for other institutions currently range between Ch$1,101 and Ch$1,437 for each fund transfer (approximately US$2.2 and US$2.8).

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

The fees can be changed at any time upon three months’ notice to affiliates, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2007	2008	2009
Variable fee charged on monthly contributions (for affiliates who are entitled to receive life and disability insurance)(*):	2.39%	2.64%	1.54%
Variable fee charged on payments of programmed withdrawals:	1.25%	1.25%	1.25%
Fee charged for voluntary pension savings:
Fixed fee per transfer (in nominal Ch$ of each year)	1,250	1,250	1,250
Variable fee (annual basis over administered funds)	0.56%	0.56%	0.56%
Fee charged on voluntary saving account:
Fixed fee per withdrawal or transfer (in nominal Ch$ of each year)	1,475	N/A	N/A
Variable fee for management (annual basis over administered funds)	0.00%	0.92%	0.92%

Ratios of fees to total fee income:
Variable fee on monthly contributions	98.2%	98.5%	98.1%
Variable fee on payments of programmed withdrawals	1.0%	0.9%	1.1%
Variable fee on voluntary pension savings	0.6%	0.5%	0.8%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on withdrawals of voluntary savings account	0.2%	0.1%	0.0%

(*) Affiliates who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the numbers of contributors, as well as their average salaries, and not the number of affiliates, determine the monthly mandatory fee income of each AFP. In 2009, Provida had the largest average market share of contributors among all AFPs (39.6%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4—Information on Provida—B. Business overview—Principal activities—Investment services of affiliates’ contributions in pension funds”) represented 10.6%, -17.3% and 15.4% of Provida’s operating revenues in 2007, 2008 and 2009, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2007	2008	2009
	(In million constant Ch$ as of December 31, 2009)
Gains (losses) on mandatory investment	21,015	(29,933)	32,829
Weighted average real returns of pension funds	6.2%	-24.1%	26.1%

Mandatory investments of pension funds	178,847	138,619	179,129
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Source: Uniform and Codified Statistic Form (FECU) and Superintendency of Pensions

Gains (losses) on mandatory investments and real average returns for each fund
	2007		2008		2009
	(In million constant Ch$ as of December 31, 2009)
	Gains (losses)	Returns	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	5,179	11.2	(12,551)	-41.3%	8,749	43.8%
Fund Type B	5,011	7.2	(8,448)	-30.5%	7,990	33.3%
Fund Type C	8,729	4.5	(8,882)	-19.5%	13,197	22.5%
Fund Type D	1,905	3.3	(307)	-9.9%	2,551	14.9%
Fund Type E	191	1.3	255	-0.7%	342	7.3%
Total gains and weighted average returns	21,015	6.2	(29,933)	-24.1%	32,829	26.1%

Mandatory investment maintained in each fund and percentage of each fund in the total
	2007		2008		2009
	(In million constant Ch$ as of December 31, 2009)
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	37,601	21.0	20,642	14.9	33,455	18.7
Fund Type B	38,659	21.6	25,910	18.7	34,951	19.5
Fund Type C	80,019	44.7	65,221	47.1	81,073	45.3
Fund Type D	20,144	11.3	19,744	14.2	24,252	13.5
Fund Type E	2,424	1.4	7,102	5.1	5,399	3.0
Total	178,847	100.00	138,619	100.00	179,129	100.00

Source: Uniform and Codified Statistic Form and Superintendency of Pensions

As shown in the tables above, until 2007 the assets in Provida’s investment portfolio had moved towards the most risky funds (funds Types A and B), obtaining higher importance in proportion to the assets under management, that trend was the result of the existence of a greater portfolio of younger clients (assigned to such funds by law), and also a greater preference for riskier investment options by affiliates, which have been rewarded with higher returns. During 2008, as a consequence of the negative returns of investments maintained in pension funds, especially fund Types A and B, the preference for those fund Types was affected, increasing the proportion of investments towards fund Types C, D and E relative to the total of assets under management. In the year 2009 however, as  returns on pension funds began to recover, the trend returned to the levels shown in 2007, where fund Types A and B recovered their importance in proportion to the assets under management.

(iii) Other revenues

These are mainly revenues from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which in the aggregate were MCh$8,347 or 4% of Provida’s operating revenues in 2009. Additionally, the period recorded financial revenues of life and disability insurance that stemmed from the excess of cash flows of insurers in view of premium payments made by the Company, for which specific conditions are stipulated in the respective contracts. In 2009, these were MCh$3,457 representing a 3% of total operating revenues during the period.

Primary expenses

(i) Life and disability insurance premium

The Chilean Pension Law previously required AFPs to purchase individually insurance to cover their obligation to provide life and disability benefits to their affiliates (For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.1 Life and disability insurance contract”). Beginning in July 2009 with the implementation of the Pension Reform Law, the requirement to provide the life and disability insurance was awarded to a group of insurers through a bidding process, having the same value for all the workers regardless the AFP to which they contribute.

In the year 2009, the recurring expense of the life and disability insurance was recorded until July 2009 (due to one month lag between the coverage month and the pension contributions receipt), when the temporary premium of the contract with coverage between January 2005 and June 2009 and the accruals for higher casualty rate were recorded.

Likewise, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at a market interest rate instead of historical  rates (defined as the minimum of the previous semester) to contracts with coverage commencing in July 2009, giving the alternative to insurers to voluntarily apply such methodology to existing contracts. Provida requested that BBVA Seguros de Vida, adopt this new regulation to the January 2005-June 2009 contract so that the Company’s liability would more accurately reflect the amount that will be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration than the liability of the insurance.

As per Provida’s insurance contract for coverage prior to July 2009 is in a runoff stage, Provida only maintains  those casualties pending payment due to temporary disability period. The liability amount determined by the insurance company is recorded at market interest rate and Provida continues applying its casualty model by determining the liability amount  at forward rates at the moment of casualty payments.

In accordance with the Authority’s request, Provida recognizes the higher amount resulting from the accounted liability amount (from the insurance company) and the amount determined by its model, thus the expense to be recognized depends on the interest rate fluctuation.

In figures the expenses for life and disability insurance premium accounted for MCh$61,361, equivalent to 48% of Provida’s total operating expenses.

Payments of benefits for the affiliate or his/her beneficiaries

Before the Pension Reform Law became effective, if an affiliate died or became disabled before the legal age of retirement (65 years of age for men and 60 years of age for women) and had not accumulated sufficient funds in his/her individual capitalization account to provide the affiliate or his/her beneficiaries the benefits required by the Pension Law, the AFP had an obligation to make up for the shortfall to the affiliate’s account. Additionally, all AFPs were required to obtain individually an insurance policy with a licensed life insurer to provide coverage for this obligation. With the Pension Reform Law, women’s age become the same to men’s age (65 years old) to apply for this benefits and the individual requirement for the AFPs was eliminated beginning in July 2009 through the collective bidding process for the life and disability insurance and AFPs are no longer be liable for any short falls. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting life and disability benefits”.

Affiliates are eligible for the life and disability benefits provided that they are salaried workers who were contributing to an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed affiliates are eligible for these benefits if they have made contributions in the month prior to the disability or death.

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

-
Affiliates with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income. Under the Pension Reform Law effective from October 1, 2008, the partial disability status for total disability was eliminated, therefore, when the Medical Commission qualifies an affiliate as totally disabled, this determination will be considered as definitive and unique.

Life benefits are granted to the legal beneficiaries of affiliates who have died before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income. The applicable percentage depends primarily on the family status of his/her beneficiaries: for a spouse with no children, the percentage is 42.0%; for a spouse with children, 35.0%, plus 10.5% for each child up to 18 years of age (until the age of 24 for students and until death for disabled children).

Before the implementation of the Pension Reform Law, if the disabled or deceased affiliate’s individual capitalization account did not have the amount of funds necessary to pay the pension stipulated by law, the insurers (under its contract with the AFPs) had to make up the shortfall in case of death or total disability. In the case of disability after the determination of partial disability (or total disability until October 2008), the AFP  had to record an accrual in order to settle the shortfall three years from when the final disability determination was made; taking into account the three years of temporary pension payments that would be received by the affiliate following the initial disability determination.

In order to determine the costs of the aforementioned benefits, the insurer made these calculations at the time of the initial disability determination, three years before the shortfall was paid and if it  was required by the final disability determination, on the basis of the information available to it at that time, including current annuity rates and the amount of funds in the affiliate’s individual capitalization account. If a final disability determination was made, the insurer updated the amount of initial disability reserve based on the information available at such time.

As previously mentioned, with the implementation of the Pension Reform Law, the insurers receive a single premium for providing life and disability benefits, therefore the insurers are the ultimate responsible for the associated payments.

Payments by Provida to the insurer

Before modifications introduced by the Pension Reform Law and under the insurance policy in force until June 2009, Provida paid the insurer a temporary rate, equal to 1.00% of the aggregate taxable remuneration of all of Provida’s contributors, which was intended to provide the insurer a portion of the funds it would be required to pay to beneficiaries for life and disability benefits. Also, Provida paid the insurer until June 2009 a monthly fixed management fee, which averaged MCh$37 per month, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2009, the aggregate payments to the insurer of the temporary rate and the monthly management fee were aggregate MCh$45,186.

In the first quarter of each year until the close of each contract (48 months after the termination, extendable for two years upon mutual consent), Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true ups to the sum of (i) the funds effectively accumulated and paid by the insurer to affiliates or their beneficiaries and (ii) the estimated requirement by the insurer necessary to pay disabled affiliates once final disability determinations of disabled status have been made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s contributors) established in the insurance contract that for 2009 was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums were paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus is 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company. For the fiscal year 2009, the accruals made by Provida regarding payments to the insurer (in March 2009) resulting from comparing the temporary rate and the accounted casualty costs, as well as additional accruals attributable to the application of the Company’s casualty model were MCh$16,175.

The last life and disability insurance contract with coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. Under such contract, the maximum casualty rate expressed as a percentage of the contributors’ taxable remunerations initially amounted to 1.27%, with a monthly premium paid for the contract coverage period calculated at a provisional rate of 0.70%. The Company’s participation in the surplus will be 100% if the casualty rate is equal to or lower than the maximum rate of the contract, as calculated over the contributors’ taxable remunerations. Additionally, the contract established monthly payments to the insurance company calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the contributors, plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables effective beginning in the year 2008 and the resulting impact in the higher costs in the insurance, upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the terms of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate is 1.70% expressed as a percentage of the contributing contributors’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150 until the end of the insurance coverage (June 2009).

The insurance contract also contemplates yearly true-ups payable to the insurance company, for the difference between payments made by Provida (temporary premium and previous true-ups) and the total accounted cost of casualties (paid or accrued by the insurer), taking place on March 31 of each year from 2006 onwards. Also, on that date, monthly financial revenues will be paid, based on the value recorded at December 31 of previous year, calculated by applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer).

The General Rule N°243 ruling insurance companies, effective beginning on July 1, 2009, instructed that casualties reserves should be determined on a monthly basis at the market interest rate instead of the historical rate, giving the alternative to apply this methodology to insurance contracts previous to the implementation date of the norm. Provida requested that BBVA Seguros de Vida adopt such rule. Consequently and given the impact of this over the administration of the insurance contract and the associated risks, the parties by common agreement modified the conditions of financial revenues. The above, considering that the rendering of life and disability insurance implies a mismatch risk between the assets and liabilities duration arising from such obligation.

The final settlement of this contract will occur 48 months after the expiration date of the coverage period as of June 30, 2009, but can be extended for up to 2 years by mutual agreement.

The previous insurance contract in force from August 1, 2003 to December 31, 2004 was also entered into with BBVA Seguros de Vida S.A, and it has premiums with a maximum casualty rate of 1.10%, expressed as a percentage of the contributing contributors’ taxable remunerations. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the contributors’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the contributors and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-ups to the insurance company regarding the shortfall as reflected in December 2004, to finance casualty costs. The final settlement date of this contract was contemplated to occur on December 31, 2008, but it was extended for two years by common agreement of the parties.

Between August 1, 2001 and July 31, 2003, the contract in place with ING Seguros de Vida S.A. had a maximum rate of 0.95%, expressed as a percentage of the contributing affiliates’ taxable remuneration. The Administrator’s participation in the surplus was 100% if the casualty rate was equal to or lower than 0.95% and greater than 0.80% of the contributors’ taxable remunerations and 90% if the casualty rate is equal to or less than 0.80%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the contributors and a monthly fixed premium of UF 2,200 for the contract coverage period. The final settlement of this contract was contemplated to occur on January 31, 2008, but it was definitely settled on December 29, 2008, with a net positive balance of UF23,375.19 available to Provida. This balance was maintained as a reserve for possible disbursements by Provida under such contract, amount that was fully used to cover those casualties requiring financing after contract’s expiration date.

The following table sets forth the cost of casualties, the payments to the insurance company and the accruals for unfavorable casualty rates of each insurance contract as at December 31, 2009:

		Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Accruals (MCh$) (*)
Insurance Company	Period covered by the contract (MMAA-MMAA)	Date	Amount (MCh$)	to the reported date	As of 12.-31-2009	Accrual recorded at the date of the information provided by the Insurance Company (**)	Gross accrual at the current year-end (not including financial revenues effects)
BBVA Seguros de Vida S.A(**)	08-2003 to 12-2004	12/31/2009	83,071	82,778	82,778	(24)	(24)
BBVA Seguros de Vida S.A.(***)	01-2005 to 06-2009	12/31/2009	334,881	331,389	331,389	(3,492)	(16,573)
						(3,516)	(16,597)
(*)	BBVA Seguros de Vida adopted General Rule N°243 effective commencing on July 1, 2009 (See Item 3. Key Information – Recent regulatory changes).
(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$268 was assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$2,518 discounted from the balance payable to insurers according to the respective contracts.

 (ii) Payroll expenses for administrative and sales personnel

Payroll expenses for administrative and sales personnel were MCh$34,459 or 27% out of the total of Provida’s operating expenses as of December 31, 2009. The payroll expenses for administrative personnel were MCh$22,096, equivalent to 64% of total remunerations, while the related staff represents 63% of the average number of total workers during the year (1,035 workers). Likewise, variable incentives (commissions, awards and profit bonuses) represented 30% out of the total of remunerations recorded by the Company.

(iii) Other expenses

Other expenses were MCh$32,072 in 2009, representing 25% out of the total Provida’s operating expenses. In this item, administrative expenses (real estate, telecommunications and services) and data processing expenses represent 52% and 10% respectively of other operating expenditures, while the aggregate of depreciation and amortization represents 21% of them.

It is important to notice that the Unified Platform is significantly relevant in the data processing costs, where the software maintenance service represents 19% out of such expense, while data processing costs represent 28% out of the total. Additionally, amortization expenses are completely referred to the amortization of the Unified Platform.

Principal markets

As of December 31, 2009 there were 5 AFPs operating in the Chilean industry. In February 2010, AFP Modelo won the bidding process of the new affiliates portfolio. This new AFP has been legally formed but it has not yet started operations. In August 2010, AFP Modelo will commence to render services to the awarded portfolio.

Regarding mergers, the last operation took place on January 16, 2008, when ING Group, owner of AFP Santa María, purchased Bansander AFP in Chile. The new AFP resulting from the merger of ING AFP Santa María and Bansander AFP started operations on April 1, 2008 under the name of ING Capital AFP.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2009:

Market Share for relevant variable, as at December 31, 2009
AFP	Pension Funds	Affiliates(*)	Contributors(*)	Operating Revenues	Operating Income	Net Income
Provida	30.3%	41.4%	39.6%	32.1%	29.2%	31.1%
Habitat	24.7%	24.7%	26.2%	25.0%	31.2%	30.9%
Capital	22.6%	22.3%	20.8%	20.9%	12.8%	12.5%
Cuprum	19.4%	6.9%	9.8%	18.4%	24.3%	23.5%
Planvital	3.0%	4.7%	3.6%	3.6%	2.5%	2.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source:    Based on information provided by the Authority and on annual Uniform and Codified Individual Statistic Form for all AFPs.
(*)          Average market share for the year 2009.

In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception that the management of voluntary pension savings and collective voluntary pension savings has been opened to other authorized institutions.

With the implementation of multiple funds, the industry incorporated a new competitive aspect given that the larger number of pension funds portfolio made affiliates to require higher levels of information to make the optimal decision regarding their risk and age profiles, and the pension advisory services granted by AFPs became of special relevance.

Since the multiple funds’ implementation until the end of the year 2007, the returns reached by each of the five funds had recorded outstanding levels, where the highest returns were in those funds with greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns significantly dropped to the point of showing negative levels, adversely impacting primarily the high risk funds and consequently decreasing their total accumulated returns. However, in 2009 when stability in the markets was recovered, the trend returned to be the same to that presented until 2007, where fund Types A and B obtained the highest returns.

The following table sets forth information as of December 31, 2008 with reference to real returns, over a twelve-month period for the years 2008 and 2009 and as of March 2010, the annual average since the multiple funds’ inception for the years 2008 and 2009 and as of March 2010 and the relative positions of each of the pension funds managed:

	Real return last 12 months				Annual average real return from the beginning of the multiple fund system
Fund type	Jan08 – Dec08	Provida’s position	Jan 09 – Dec09	Provida’s position	Sep02 – Dec08	Provida’s position	Sep02 – Dec09	Provida’s position
Fund Type A	-41.32%	5	43.78%	3	4.31%	2	9.02%	2
Fund Type B	-30.54%	4	33.39%	3	3.05%	5	6.77%	5
Fund Type C	-19.49%	4	22.48%	3	3.14%	5	5.60%	5
Fund Type D	-9.90%	4	14.86%	4	3.15%	5	4.68%	4
Fund Type E	-1.30%	4	7.32%	4	2.36%	4	3.03%	4

Source: Superintendency of Pensions

	Real return last 12 months		Annual average real return from the beginning of the multiple fund system
Fund type	Apr. 09 – Mar. 10	Provida’s position	Sep. 02 –Mar. 10	Provida’s position
Fund Type A	46.76%	3	9.27%	2
Fund Type B	34.08%	4	7.05%	5
Fund Type C	21.49%	4	5.88%	5
Fund Type D	12.75%	4	4.94%	4
Fund Type E	4.50%	4	3.35%	4

Source: Superintendency of Pensions

In other aspects, to encourage voluntary pension savings, changes to the law have been introduced related to the associated tax benefits. On December 31, 2009, Provida recorded the highest number of APV accounts in the AFP industry, with a total number of participants of 154,949 active accounts representing a market share of 30%. On the same date, funds accumulated by such APV accounts were MCh$235,518, recording a growth of 37% with respect to the end of the prior year. Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies apart from AFPs to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investments levels are limited by law, the AFPs have lower costs than different participants and charge lower fees. According to the latest information available from the Superintendency of Pensions as of December 2009, the AFPs continue playing an important role in the voluntary pension savings market with market shares of 69% in the number of accounts and 65% in administered funds, followed by mutual funds with a market share of 16% in terms of number of accounts and administered funds with a market share of 21%.

Marketing and sales

Provida’s activities, as with all AFPs in the industry, are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining affiliates as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals modality.

Provida attracts affiliates mainly through its sales force, which targets potential clients who may be interested in changing the administration of their pension savings, as well as new workers who enter the labor market for the first time and need to be mandatorily affiliated to the AFP system as dependent workers. The Pension Reform Law incorporated a bidding process for the portfolio of new affiliates (dependent workers) that enter the private pension system, resulting in the portfolio being awarded to the AFP offering the lowest fee (which at the same time must be inferior to the fees current at the moment of the bidding process) for a 24-month period, during which the AFP will not be able to modify its fees, being extensive to the client portfolios already being managed by the AFP. In February 2010, AFP Modelo was awarded the first bidding process of new affiliates starting August 2010.

The scope of potential clients has been widened by the Pension Reform Law (effective from the year 2012), which gradually incorporates the contribution obligation of self-employed workers. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by affiliates”.

The sales force also performs tasks aimed at retaining affiliates’ portfolios in order to avoid client transfers to other AFPs. Provida also captures new affiliates through its wide network of pension service centers without sales agents’ intervention.

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

During 2009, Provida continued to collaborate with the process -for affiliates and employers- of disseminating the benefits granted by the Pension Reform Law.

One main customer service innovation was the new “Top One” assistance model that has been implemented in the wide branch offices network, which enhances assistance related to pension advisory and pension benefits by transferring fast formalities (such as issuance of certificates and balance accounts) towards remote and self-assistance channels. This innovation was informed through an advertising campaign carried out in October 2009.

Self-service terminals have been fully integrated into the customer assistance process and are essential to the automation of fast transactions such as issuing password to internet and others channels, and rendering pension certificates to affiliates and employers. As branch offices have gradually incorporated “Top One” model, the self-service terminals have adapted its offer to include documents issuance and information related Administradora de Fondos de Cesantia.

In addition, the electronic queue segmentations have been a fundamental tool to use the time at branch offices in a more efficient way, specially after they were complemented with a new model of assistance segmentations.

Regarding remote channels, the year 2009 ended with approximately 280,000 subscribers to AFP Provida´s Mobil Service, providing pension information to affiliates via e-mail. In this way, the Company has emailed certificates of affiliations, contributions, accrued vacations, taxes and balance.

Another relevant topic for this year was the development and enhancement of the Web channel. Provida updated its “Pension Simulators” in accordance with the Pension Reform Law’s new criteria and incorporated the pension advisory in the private sites for affiliates and employers. In those sites, the pension simulators, financial and pension indicators, interests and adjustments calculation, tax rebates and pension training services were implemented. Also, tools related to accounts administration such as change in APV income-tax and the option of the collector fund.

As a result of the change in life and disability insurance financing, all collection payrolls were updated in the Web site, by making available to the users a complete download set to all profiles established by the Pension Reform Law. Not only the necessary brochures were designed, but also demos and explanatory banners were developed through that channel.

In order to support the branch offices and real time services, the mini site called “Pension Reform Law” was developed that seeks to respond to affiliates and employers’ most frequently asked questions.

The unit providing pension advisory and responding inquires made by clients through the “Virtual Branch Office” function (accessible via “contact us” link on Provida’s web site), obtained the ISO 9001:2008 quality certification in December 2009. The certification’s methodology increased executives productivity as it included enhancements of process and reduction of mistakes.

All the above has allowed to maintain an assistance standard of answering inquiries within 24 hours, although inquires have significantly increased during the year. Also, it has allowed to focus quality goals in the customers’ needs by checking, evaluating and continuous enhancing of the processes.

Likewise, the Pension and Saving Management Division finalized the implementation of its assistance management model sustained by three fundamental principles: Pension, Tax and Financial. This management has high standards in technological support, communications and contents updating, and it has developed a new web site www.aseoriaprime.cl, which platform has become a significant channel to support its activities. All the above was reinforced by advertising campaigns to voluntary pension savings in its two modalities: deposits agreements (that are kept until the moment of retirement) and voluntary pension contributions (that could be withdrawn with a penalty of higher taxes).

As for telephone assistance service, AFP Provida’s Call Center recorded over 600,000 inbound calls, achieving over 90% of assistance level, regarding information inquires, passwords and pension certificates issuances.

In December 2009, the Call Center also obtained the ISO 9001:2008 quality certification, by incorporating during the process enhancements and new controls, reducing the time in assistance responses from 24 to 3 hours.

As of December 31, 2009, the branch offices are classified as follows depending on the type of services rendered:

-
Pension Advisory branch offices: these offices are mainly designed to provide pension advice, to carry out pension formalities, to inform about the benefits of the system and to answer all clients’ pension inquires.

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

AFP Provida has the largest commercial network at the national level among all the AFPs with 82 branch offices, distributed throughout the country, and divided into 35 pension service centers, 19 BBVA Express, 23 Top One branches and 5 specialized centers. Approximately 17.1% of the branches are located in the northern region, 23.2% in the central-northern region, 7.3% east of Santiago, 8.5% west of Santiago, 22.0% in the southern-center region and 22.0% in the southern region. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and the three branch profiles defined previously.

In order to satisfy instructions stipulated in the Pension Reform in order to separate physical facilities from other companies of the AFP controller group, the transformation of Provida’s branch offices network will be completed in year 2010.

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sale force, reducing significantly its sales staff that did not fulfill this profile.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2007, 2008 and 2009:

Total AFP Sales Force
	As of December 31,
	2007		2008		2009
	N° Sales Agents	Market Share	N° Sales Agents	Market Share	N° Sales Agents	Market Share
Provida	577	22.0%	628	21.7%	466	21.2%
Bansander (1)	335	12.8%	N/A	N/A	N/A	N/A
Habitat	366	13.9%	366	12.7%	329	14.6%
Capital (2)	504	19.2%	937	32.4%	637	30.0%
Cuprum	604	23.0%	672	23.3%	471	23.4%
Planvital	239	9.1%	287	9.9%	222	10.8%
Total	2,625	100.0%	2,890	100.0%	2,125	100.0%

(1) Sold in January 2008 by the ING Group, owner of AFP Santa Maria.
(2) Information of AFP Santa Maria for the year 2007.

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.

Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain enterprises within a geographic coverage area. Sales personnel have visiting programs tailored to different companies to promote Provida to new workers to affiliate them, as well as to achieve his/her transferences to Provida from other AFPs. During visiting programs scheduled regularly, salespersons emphasize Provida’s size, trajectory, leading market position and reputation for high quality of customer service in attracting affiliates, reinforcing the concepts of experience, capability and trust.

Furthermore, Provida has continued to attract new affiliations, a strategy that allows it to continue to maximize future growth of its recurring business. According to calculations made by Provida with information from the Superintendency of Pensions, the Company’s average of new affiliations represented a market share of 44% in 2009.

Provida’s selling and marketing expenses amounted to MCh$12,099 in the fiscal year 2007, MCh$12,937 in the fiscal year 2008 and MCh$14,763 in the fiscal year 2009. The ratio commercial expenses ( corresponding to sales remunerations plus marketing expenses) over fee income was 7.1%, 6.8% and 8.7% for the fiscal years 2007, 2008 and 2009, respectively. Provida has followed a policy directed to make its commercial expense more efficient. The effects of this policy were not fully reflected in the year 2009, as the year was affected by the increase in sales personnel payroll costs attributable to higher indemnities for dismissal paid due to adjustments in less-productive segments. Marketing expenses are a manageable expense and not necessarily recurring, and reflected a higher level of activity of media promotion in 2009 in order to have a higher presence in the market as a counterpart to fewer sales agents during the year.

Licenses

The software license contract entered into with BBVA Inversiones Chile, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, represented for Provida a cumulative total expense of MCh$7,192 as at December 31, 2007, MCh$8,446 as at December 31, 2008 and MCh$9,180 as at December 31, 2009. The enhancements incorporated for new projects amounted to MCh$1,278 for the fiscal year 2007, MCh$1,254 for the fiscal year 2008 and MCh$735 for the fiscal year 2009. The accumulated amortization of this asset amounted to MCh$3,687 as at December 31, 2007, MCh$5,571 as at December 31, 2008 and MCh$9,180 as at December 31, 2009. For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.2 Software license contract”

In addition, the software license maintenance contract described above, the “data processing expenses” line item included updating services for changes related to new regulations or new requirements amounting to MCh$1,137 for fiscal year 2007, MCh$982 for fiscal year 2008 and MCh$610 for fiscal year 2009. For further information see “Item 10. Additional information — C. Material contracts” and “Item 19. Exhibits—4.3 Software maintenance contract”

Government regulation

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

Provida was integrated into the BBVA Group in July 1999. The BBVA Group is an internationally diversified financial group with a significant presence in the traditional banking sector, as well as other sectors such as pensions, insurance, real estate and financial services. On December 31, 2009 the BBVA Group had 884,373 shareholders and 103,721 employees worldwide in a network of 7,466 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing an estimated value of assets of US$64 billion (approximately MCh$32,500,000) and providing services to approximately 11.7 million clients. In Chile, the BBVA Group through Provida, manages assets of MUS$35,810 (MCh$18,159,454) in a competitive market in which Provida has sustained a leading position over time.

The following chart sets out the related companies comprising Provida’s corporate structure as at December 31, 2009:

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

International Strategy

As of December 31, 2009, the BBVA Group with Provida’s participation is the largest pension group in Latin America, with approximately 11.7 million affiliates and more than US$64 billion in assets under management. Provida’s international strategy has focused on the efficiency of its current investments and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets; Provida will actively seek new investments in local AFPs.

In accordance with such strategy, in recent years, certain changes in the investment portfolio of foreign subsidiaries were carried out to boost the pension franchise with the BBVA Group as described in “Item 4. Information on Provida—A. History and development”.

The main market indicators regarding Provida’s foreign investments are as follows:

	As of December 31, 2009
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,209,597	27%	1	5,616	23%	3
Ecuador – AFP Génesis	202,520	80%	1	63	72%	1
México – AFORE Bancomer	4,503,980	11%	3	13,216	15%	2

	As of December 31, 2008
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,151,051	27%	1	3,588	23%	3
Ecuador – AFP Génesis	181,094	82%	1	56	75%	1
México – AFORE Bancomer	4,453,187	11%	3	10,369	16%	2

Source: Based on Superintendency of Banks and Insurances in Peru, National Commission for Saving System for Retirement in Mexico, Superintendency of Companies and Stock Markets in Ecuador

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it has been present since 1993. In 2009, this subsidiary generated profits of MCh$2,545 for Provida, an increase of 3331.6%, or MCh$2,472, with respect to 2008. This positive variation was the outcome of better results from mandatory investments and lower operating expenses, mainly related to payroll and marketing costs. As of December 31, 2009, this subsidiary had a total of 1,209,597 affiliates and assets under management for MUS$5,616, figures equivalent to market shares of 27% and 23%, respectively, situating it in first place in terms of affiliates and in third place in terms of assets under.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder of that subsidiary with 100% of the shares. In 2009, this subsidiary contributed MCh$2,032 to Provida Internacional, an increase of 1.7%, or MCh$34, with respect to the amount recorded in 2008. This evolution was affected by the 20.3% appreciation of the Chilean peso against the U.S. Dollar. In fact, the net income positively evolved, with an increase of ThUS$ 790 or 24.7%. The increased was driven basically by higher fee income, given the larger average number of participants and the growth observed by the administered average funds. In terms of market share, AFP Génesis maintains its leading position with 202,520 contributors and MUS$63 in assets under management as of December 31, 2009, equivalent to market shares of 80% and 72% respectively, which makes it the main pension fund administrator in a market where pensions are not mandatory yet.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico. As of December 2009, the equity participation in income of this company was MCh$4,338, an increase of MCh$4,904, or 867.1%, with respect to the loss incurred in 2008. This result was the outcome of better returns on mandatory investments and lower operating expenses, specifically administration costs. Results were also positively affected by the appreciation of Mexican Peso against the U.S. Dollar. As of December 31, 2009, AFORE Bancomer maintained a portfolio of 4,503,980 affiliates and funds of MUS$13,216, representing market shares of 11% and 15%, respectively, situating it in third place in the industry in terms of affiliates and in second place in terms of assets under management.

The following table describes the total equity income of Provida’s related companies, both foreign and local, for the last three fiscal years:

	For the years ended December 31,
	2007	2008	2009	2009
	MCh$	MCh$	MCh$	MUS$
Net Income Provida	48,078	(10,506)	81,444	161
– Net Income excluding gains of related companies (*)	44,354	(10,944)	73,004	144
– Equity in income (loss) of foreign related companies (*)	3,627	(491)	6,883	14
– Equity in income (loss) of local related companies	97	929	1,557	3
Equity in gain of related companies/Net income	7.7%	-4.2%	10.4%	10.4%

(*) Gains on related companies do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches, which includes 82 branch offices located throughout the country as at December 31, 2009. The Company began to lease more space during the last several years as a result of the redesign process of branch offices according to the different client services offered, separating the sales and the pension advisory services from the transactional component. The number of owned branch offices was 38 as of December 31, 2009.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located at the east commercial neighborhood of Santiago and with a total of 13,014.18 square meters. Since 2003, it is the BBVA Group’s corporate building in Chile, accommodating all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Media Area is located at downtown Santiago.

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

Provida’s net income under Chilean GAAP was MCh$48,078 for fiscal year 2007, a net loss of MCh$10,506 for fiscal year 2008 and a net income of MCh$81,444 for fiscal year 2009. Provida’s net income under U.S. GAAP was MCh$47,378 for the fiscal year 2007, a loss of MCh$5,097 in fiscal year 2008 and a net income of MCh$76,296 for the fiscal year 2009. Under U.S. GAAP, the net loss for the fiscal year 2008 was 51.5% lower than the loss recorded under Chilean GAAP, while the net income recorded in the fiscal year 2009 was 6.3% lower than the income recoded under Chilean GAAP.

Total shareholders’ equity under Chilean GAAP as of December 31, 2008 was MCh$229,576 and as of December 31, 2009 it was MCh$286,999.  This represents a 9.1% decrease from fiscal year 2007 to fiscal year 2008 and a 25.0% increase from fiscal year 2008 to fiscal year 2009.  Likewise, the total shareholders’ equity under U.S. GAAP as at December 31, 2008 was MCh$244,910, a 4.3% decrease from fiscal year 2007, and as at December 31, 2009 it was MCh$291,925, a 19.2% increase from 2008.

For further details, see Note 41 to the audited Consolidated Financial Statements.

Critical accounting policies

Financial Reporting Release Section 501.14, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as was explained previously and detailed in Note 41 to the audited Consolidated Financial Statements. Also, there are areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited Consolidated Financial Statements.

Accounting of life and disability insurance costs

According to the Pension Law, until June 30, 2009, Provida obtained insurance to cover its obligation to provide life and disability benefits to its affiliates to the extent that the affiliates do not have sufficient funds in his/her individual capitalization accounts to finance the pensions. See “Item 4. Information on Provida—B. Business overview—Primary expenses”.

The Pension Reform Law eliminates the individual responsibility of the AFPs to provide life and disability insurance benefits, stipulating a bidding process of all AFPs for  the life and disability insurance. The first bidding process was awarded  on July 1, 2009, to a group of insurance companies for a 12-month term.

As a consequence Provida only maintains contracts for coverage prior to July 2009 that is in runoff stage, as a product of the modality payment of casualties due to temporary disability period (three years). Therefore, the Company could be affected by the insurance cost stemming from those contracts, depending on the relevant variables evolution at the moment of casualty payments.

For the contracts previously mentioned, the Superintendency of Pensions requires AFPs to accrue 100% of the contracts’ balances as the minimum amounts, provided by the insurers in their monthly reports. Nevertheless, Provida, through its experience, has concluded that, in certain discount rate scenarios, the insurer’s calculations regarding the required amounts to accrue in respect of future disability payments differ to the actual amounts that the insurer will be required to pay.

The rules of the Superintendency of Pensions do not require AFPs to make additional accruals over those of the insurer, unless AFPs have evidence indicating a higher accrual.

However, Provida has developed its casualty model to more accurately accrue the amounts that will be required to be paid to disabled affiliates once their final determination is made, which basic premise is to attempt to use its best estimate, at the time of the initial determination, the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments.

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

	2009
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.93%	3.30%	3.63%
Rate of return on ICA’s	0.00%	0.00%	0.00%
Total Liability (MCh$) (*)	$21,255	$13,806	$3,243
(*) The liability is net of financial revenues generated by the insurance contracts
(**) The base case is the casualty rate estimated by the casualty model, which is higher than the amounts in the insurer’s balance sheet and therefore, the amounts estimated by the model were used for Chilean and US GAAP.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

-
Discount rates: in order to calculate the amount of the required accruals necessary to cover the premiums paid on life and disability insurance, the accrual must be discounted by the interest rate determined by law that is the market rate for annuities. Commencing in July 2009 as a result of a policy framework originated by the  joint insurance bidding process, the insurers could adopt the regulation to value reserves at the prevailing interest market instead of an historical interest rate (minimum of the previous semester when constituting the accrual) as if it were a life annuity.

Likewise, Provida uses the forward rates of a 10 year government bond, plus a risk premium, because there is no market for forward rates for annuities. Such rates are segmented for periods of the obligations’ maturities (6 months, 12 months and up to 36 months). In 2009, Provida used an average discount rate of 3.30% to value in economic terms the casualty reserves of its affiliates portfolio (base scenario), while the insurer valued such reserves at 3.63%, thus explaining the difference between the obligation value by Provida and the discount rate accounted by the insurer. To establish the negative most likely scenario, the lowest interest rate for life annuities in 2008 of 2.93% was applied, which was a minimum historical amount. For the positive most likely scenario, the last forward rate prevailing in the market at the end of the year 2009 of 3.63% was applied, as considering that the following years, the rates are estimated to be lower in accordance with forward rates.

-
Returns on affiliates’ individual capitalization accounts: affiliates have a positive balance in their individual capitalization accounts, and this balance will be subject  to the pension funds returns over the three years following the initial disability amount determination until the final disability determination is made. The insurer’s calculations do not take into account that the affiliate’s individual capitalization account will grow over such three-year period, and for sensitivity purposes, Provida has used the same calculations in the current period. The latter, as in the year 2009 pension funds achieved historic returns (23% in real terms) and given returns’ volatility over the last 10 years (more than 1,000 basis points), returns over the three-year period were assumed  to be 0 for purposes of the analysis. Additionally, the Pension Funds have never accrued a negative return in a three-year period, it is possible to use such 0% return variable in the three scenarios.

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

Therefore, during the term of an insurance contract, the Company calculates and accrues the expected cost to the insurer. In fact, through the application of the casualty model previously described, the accruals made by Provida with respect to future premium payments to be made to the insurer tend to reflect in a more accurate way the effective payments that it will have to make so that there is a higher correlation between revenues and expenses for a specific period. The information in the casualty model is reviewed monthly, making any modification considered appropriate at that moment.

Under the Company’s accounting criteria, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurer, the amount derived from the model will be used. On the contrary, if the casualty rate of the model were lower than the casualty rate included in the balance sheet of the insurer, the amount to be accrued would be the latter, which is considered as the minimum amount under the current regulation. In light of the lower forward rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is higher than the amounts established in the insurer’s balance sheets and therefore, the model’s amounts were used as the basis to make accruals for the year ended December 31, 2009. For the year 2008 and given that reserves were constituted and valued at historical rates, the forward rates were contrarily higher and therefore, the amounts given by the model were inferior than the accounted amounts, which led to use the accounted amounts to constitute the accrual.

The casualty model is used for both Chilean GAAP and U.S. GAAP purposes in estimating the actual premium for disability and life insurance. Under the rules of the Superintendency of Pensions, Chilean GAAP is required to apply the discount rate of the insurer to the accrual should it be lower than the casualty model, while U.S. GAAP would continue to incorporate the variables as estimated in the casualty model. To date, this conceptual difference has been included as a reconciling item between Chilean GAAP an U.S. GAAP. See Note 41 letter n) to the audited Consolidated Financial Statements.

Introduction to Provida’s operating results

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of Provida and its subsidiary, and the Notes thereto included elsewhere in this annual report. See “Item 18. Financial Statements.”

In accordance with Chilean GAAP, all financial information for Provida contained in this report, unless otherwise indicated, has been restated in constant Chilean pesos as of December 31, 2009 to recognize the effects of changes in the general purchasing power of the Chilean currency. See Note 2 letter c) to the audited Consolidated Financial Statements.

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

The principal source of operating revenues for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) are the fees charged to its contributors in connection with deposits of their monthly mandatory contributions. Therefore, the operating revenues of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%. In July 2009, the variable fee decreased by 1.54% due to the Pension Reform Law eliminated the AFP’s individual obligation to provide  life and disability insurance (See “Item 3. Key Information – Recent regulatory changes”). For voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each transfer of funds from other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings. In relation to voluntary accounts, in October 2008 Provida started to charge a variable fee of 0.92% for administered balances and eliminated the fixed fee for withdrawals. Additionally, the Company charges a variable fee of 1.25% over the pensions for programmed withdrawals.

Generally, another significant source of revenues has been the gains on mandatory investments. Gains generated from mandatory investments belong to the AFP but do not necessarily result in increased cash flow because as the pension funds grow, so do the reserve requirements imposed on mandatory investments.

The most significant components of Provida’s operating expenses (See “Item 4. Information on Provida—B. Business overview—Primary expenses”) are remunerations of both administrative and sales staff and the cost of life and disability insurance premiums. Until 2008, the latter expense represented more than 60% of the Company’s operating expenses In the year 2009, this was a recurring expense until July, when the Pension Reform Law eliminated AFP’s individual responsibility to provide life and disability insurance, representing 48% of the Provida’s operating expenses. With reference to administration expenses, Provida considers that it is the most efficient provider in the industry of AFPs in terms of costs, having the lowest administrative cost per contributor (determined  on a monthly basis according to operating expenses excluding sales and marketing expenses and life and insurance over average number of contributors, calculated with the publicly filed quarterly financial information of AFPs).

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

The following table sets forth the composition of Provida’s operating revenues and expenses for the periods indicated:

	As of December 31,
REVENUES:	2007	2008	2009
Fee income	85.2%	110.6%	79.1%
Gains (losses) on mandatory investments	10.6%	-17.3%	15.4%
Other operating revenues	3.3%	5.0%	3.9%
Interest income	0.9%	1.7%	1.6%
TOTAL OPERATING REVENUES	100.0%	100.0%	100.0%

	As of December 31,
EXPENSES:	2007	2008	2009
Administrative personnel remuneration	16.6%	12.0%	17.3%
Sales personnel remuneration	8.3%	7.0%	9.7%
Directors’ remuneration	0.1%	0.1%	0.2%
Marketing expense	0.8%	0.9%	1.9%
Data processing expense	2.8%	2.2%	2.5%
Administrative expense	12.5%	9.8%	13.1%
Depreciation	1.3%	1.1%	2.1%
Amortization	1.2%	1.1%	2.8%
Other operating expenses	1.6%	1.4%	2.4%
Life and disability insurance	54.8%	64.4%	48.0%
TOTAL OPERATING EXPENSES	100.0%	100.0%	100.0%

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2007	2008	2009
Number of contributors	1,639,441	1,809,857	1,745,147
Administrative personnel	1,024	1,032	1,035
Sales personnel	590	605	519

Source:   Superintendency of Pensions

Operating results for the years ended December 31, 2008 and 2009

Operating revenues

In the fiscal year 2009, total operating revenues were MCh$213,609, representing an increase of 23.5% or MCh$40,599 with respect to the fiscal year 2008, where the outstanding result obtained by mandatory investments with a variation of MCh$62,762 with respect to the losses attained in 2008 was highlighted. The above was accompanied by higher other operating revenues of MCh$232 mainly due to increased financial revenues because of higher cash flows administered, as well as higher returns obtained by the insurer related to the insurance contract effective from January 2005 to June 2009. Even though fee income was lower by MCh$22,395, attributable to the reduction in fees following the modification of excluding life and disability coverage, which has had its counterpart in savings resulting from the modification.

Fee income was MCh$168,976 for the fiscal year 2009, a decrease of 11.7% or MCh$22,395 with respect to the fiscal year 2008. This result was the outcome of changes in the fee structure charged to affiliates over taxable income effective beginning in July 2009 (impacting results from August 2009) from 2.64% to 1.54%. This change in fee structure was due to the elimination of the exclusive responsibility of AFPs in the life and disability insurance established by the Pension Reform Law. As a result, the average fee in 2009 was 2.18%, a 15.5% decrease from the average fee charged in 2008 (2.58%).

In light of this change, net fee received by the Company(defined as fee income minus the life and disability expense) provides a more accurate basis for comparison in the analysis. In fiscal year 2009, the net fee amounted to MCh$107,615, an increase of MCh$22,363 or 26.2% with respect to 2008. This is attributable to a  higher salary base of clients increasing around 4%, adding the lower insurance cost that will be further explained below.

Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and an average market share of over 30% in terms of salary base and total assets under management in fiscal year 2009. In figures, the average number of contributors was 1,745,147, the monthly average salary base was MCh$1,248 and the assets under management were MUS$35,810 as of December 31, 2009.

Gains on mandatory investments were MCh$32,829 in fiscal year 2009, an increase of MCh$62,762 with respect to 2008. This result was driven by the accumulated gains on variable income in local (IPSA +50.7%, IGPA +46.9%) and foreign stock markets (MSCI World +26.4%: Japan +34.1%, Europe +25.1%, USA +23.2% and MSCI Emerging +72.7%: Russia +125.2%, Brazil +80.8%, China +60.5%, Mexico +42.4%), whereas in 2008 most of stock markets experimented negative returns. Thus, the weighted average nominal return of pension funds was +23.12% in fiscal year 2009, as compared to -17.01% in fiscal year 2008.

Other operating revenues in fiscal year 2009 amounted to MCh$11,804, an increase of MCh$232 or 2.0% with respect to fiscal year 2008. This result was caused by higher financial revenues of MCh$588 stemming from higher cash flows administered and higher returns obtained by BBVA Seguros de Vida  on the contract in force between January 2005 and June 2009.The latter was partially offset by lower other operating revenues of MCh$356 due to lower fee income generated by AFP Genesis.

Operating expenses

Operating expenses for the fiscal year 2009 were MCh$127,892, a decrease of 22.3% or MCh$36,748 with respect to the fiscal year 2008. This increase was due to lower life and disability insurance premiums, since the Pension Reform Law eliminated the responsibility of the individual purchasing this insurance, and thus the associated expense was no longer recorded since August 2009. This increase also reflects a lower casualty rate due to the favorable effect of positive returns of pension funds over the cost assumed by the AFP and the higher discount rates to value reserves applied in the period.  These factors were partially offset by higher personnel remunerations associated to sale staff indemnities for dismissals, as well as, other operating expenses basically related to the last year of amortization of the Unified Platform and the anticipated depreciation of certain assets not included in the Top One transformation project.

Administrative personnel payroll expenses for fiscal year 2009 amounted to MCh$22,096, an increase of MCh$2,264 or 11.4% over fiscal year 2008. This result was basically due to higher indemnities recorded in the fiscal year 2009, as a consequence of the reduction plan contemplated in the year due to adjustments made in the Company’s supportive areas. Additionally, the period recorded higher accruals for profit bonuses in view of better results achieved in the fiscal year 2009. Partially offsetting the above were lower remunerations due to they were not CPI adjusted, because of the negative inflation of the period and lower variable based remunerations (referred to incentives) due to adjustments made in the commercial activity and the continuous process of rationalizing over time.

In figures, the administrative staff decreased by 4.9% from 1,037 as of December 2008 to 986 workers as of December 2009, a figure consistent with the reduction plan mentioned above. Additionally, the average administrative staff was 1,035 in fiscal year 2009, while in fiscal year 2008 this was 1,032 workers.

Sales personnel payroll expenses increased by MCh$844 or 7.3% from MCh$11,519 in fiscal year 2008 to MCh$12,363 in fiscal year 2009. This increase was basically caused by indemnities paid, due to adjustments in the sales force referred to the less productive segments. The increase was partially offset by lower variable based remunerations, mainly related to lower commissions paid for affiliations and transfers, due to higher segmentation of the sales force and smaller commercial staff maintained during the period.

In figures, the average number of sales agents in fiscal year 2009 was 519, a decrease of 14.3% with respect to the staff maintained in fiscal year 2008 (605 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 25.8% from 628 sales agents in December 2008 to 466 in December 2009.

The cost of life and disability insurance premiums was MCh$61,361 during the fiscal year 2009, representing a decrease of MCh$44,758 or 42.2% with respect to the fiscal year 2008. This is partly attributable to the fact that the Pension Reform Law eliminated the AFP’s individual responsibility to provide life and disability benefits. Thus, Provida does not record expenses for temporary premium since August 2009 (only recording premiums stemming from recovery of leftovers of previous months), generating a positive variation of MCh$25,458.

In addition, the accounted casualty rate recorded (measured as the insurance expense over the taxable income of affiliates) was lower, from 1.48% in the fiscal year 2008 to 1.36% in the fiscal year 2009. This is partly due to positive returns on pension funds that have decreased the insurance cost assumed by AFPs,  as the AFP cover the difference between life annuities established by law and savings in the affiliates’ accounts.

Additionally, higher discount rates were applied to value reserves during the period, due to BBVA Seguros de Vida voluntarily adopted the regulation to value reserves on a monthly basis at the market interest rate used for life annuities instead of the historical interest rate (defined as the minimum interest rate of the previous semester), which were maintained until the payment of casualties. In figures, while reserves were valued at an historical average rate of 3.03% as of December 2008, the interest rate to value under this new regulation is 3.63% for December 2009, leading to require smaller accruals. However, by applying Provida’s casualty model to calculate the real cost of casualties at the moment of payment, the Company recorded an additional accrual over the required accrual, as the average forward rates are lower than the rate currently prevailing in the market (average around 3.30% compared with the market rate of 3.63%).

The remaining operating expenses were MCh$32,072 in fiscal year 2009, an increase of 18.0% or MCh$4,902 with respect to the fiscal year 2008. This deviation was partly explained by higher amortization in the period (MCh$1,725) due to the fact that an intangible asset (Unified Platform) was in its last year of amortization, and as a result the effect of recent investments over the amount of the amortizations was more significant.

Additionally, the period recorded higher depreciation (MCh$981), mainly relating to infrastructure, as Provida is currently restructuring its commercial network, pursuant to the new “Top One” assistance model, which integrates the pension advisory services and fast formalities (such as issuance of certificates and balance accounts) externalizing collection and payment services in order to focus the customer assistance in Provida’s network. Consequently, renewals in infrastructure that will not be used under the “Top One” concept, have been completely depreciated in the period.

Moreover, the period recorded higher marketing expenses (MCh$982) resulting from increased media promotion in response to increased competition  and to compensate for the presence of  fewer sales agents  in the market due to  staffing adjustments made by Provida during the period.

The period also recorded higher disability qualification costs (MCh$777), resulting from a higher number of claims received in the period (partly arisen from fiscal year 2008), due to the delay in the evaluation process given the higher volume of claims, because of a higher number of affiliates requested pension benefits in view of the solidarity principle implementation through the Pension Reform Law.

Finally, higher administration costs were recorded (MCh$779), largely due to higher social contributions in connection with an extraordinary payment to the Trade Association for  an industry-wide advertising campaign, higher costs related to new regulations accelerating the process of delayed contributions collection (advisory and mailing), and higher donations in connection with social responsibility matters.

Operating income

Operating income amounted to MCh$85,717 in fiscal year 2009, higher by MCh$77,347 or 924.1% with respect to fiscal year 2008, due to improved performance of mandatory investments in connection with returns of global stock markets, as well as the increased net fee as a consequence of the clients’ increased salary base and lower costs of  life and disability insurance.

Other non-operating income (expenses) net

Other non-operating income (expenses) net recorded an income of MCh$7,736 in fiscal year 2009, an increase of MCh$23,129 as compared with the loss recorded in the fiscal year 2008. This evolution reflects  the better result attained by related companies with an increase of MCh$8,002, from MCh$438 in the fiscal year 2008 to MCh$8,440 in the fiscal year 2009. Most related companies positively contributed to this result, specially Provida’s  foreign subsidiaries, which contributed a total increase of  MCh$7,374, driven, as in the case of Provida, by returns obtained on their mandatory investments. Moreover, local related companies contributed a total increase of MCh$628.

It added to above, gains on price level restatement of MCh$3,377, implying a positive variation of MCh$16,441 with respect to losses obtained in fiscal year 2008. This result was driven by negative inflation rate of -2.3% applied over the Company’s net liability exposure in fiscal year 2009 (pursuant to current regulation, a 12 month period is applied from December to November), as compared with the inflation rate of +8.9% in fiscal year 2008. In figures the above contributed with MCh$14,929 and the remaining positive effect of Ch$1,512 was caused by the effect of the Chilean Peso appreciation over U.S. Dollar over the mercantile current account maintained in the latest currency.

Income taxes

In the fiscal year 2009, income taxes were MCh$12,009. This represented an increased  expense of MCh$8,526 or 244.8% with respect to the fiscal year 2008, largely due to  higher earnings before taxes obtained in the period. However, the tax expense increased to a lesser extent than earnings before taxes, due to the adjustment on Provida’s deferred taxes obligation, as the discount rate used to value this liability increased by 46 basis points during fiscal year 2009, reducing the income taxes relative to deferred taxes acknowledged in results.

Net income

Net income increased by MCh$91,950 in fiscal year 2009, from a net loss of MCh$10,506 for the fiscal year 2008 to a net income of MCh$81,444 for the fiscal year 2009.

Operating results for the years ended December 31, 2007 and 2008

Operating revenues

In the fiscal year 2008, total operating revenues were MCh$173,010, representing a real decrease of 13.0% or MCh$25,770 with respect to the fiscal year 2007. This decrease was caused by the loss of MCh$29,933 on mandatory investments, which showed a negative variation (MCh$50,948) with respect to the gains obtained in the fiscal year 2007.  This loss was caused by the downturn observed in local and foreign stock markets. The above overshadowed the favorable performance recorded by the other components of operating revenues, where higher fee income of MCh$22,022 was achieved due to the increase of collection levels and the increase of the variable fee charged. Additionally, other operating revenues increased by MCh$3,156 or 37.5% as compared to the prior fiscal year as a result of both higher financial revenues stemming from the life and disability insurance and fees generated by AFP Génesis in Ecuador.

Fee income was MCh$191,371 for the fiscal year 2008, an increase of 13.0% or MCh$22,022 with respect to the fiscal year 2007. This result was in line with the growth observed by mandatory contributions, which increased by 13.2% during the year, as a consequence of the real increase (4.8%) in salary base and the adjustments in the variable fee on mandatory contributions in consideration of the higher casualty rates expected. The first adjustment of the variable fee effected results beginning on February 2008 (from 2.39% to 2.59%) and was caused by updating the mortality tables used to calculate the cost of casualties. The second adjustment effected results beginning on November 2008 (from 2.59% to 2.64%) as the Pension Reform Law incorporated amendments to the insurance coverage for women and their spouses.

In consistence with the growing trend shown by fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share over 40% in terms of number of customers and over 30% in terms of salary base and total assets under management, as of December 31, 2008. In figures, the average number of contributors was 1,809,857, the monthly average salary base was MCh$967 and the assets under management were MUS$22,885.

Losses on mandatory investments were MCh$29,933 in fiscal year 2008, a decrease of MCh$50,948 with respect to the gains recorded in the fiscal year 2007. This result was caused by the strong falls observed in the worldwide stock markets, especially during September and October 2008, in view of the global financial crisis. In figures, the stock markets recorded the following drops in the fiscal year 2008: IPSA -22.1%, Mexbol -24.2%, MSCI LA -52.8%, Nasdaq -40.5%, Dow Jones -33.8%, Hang Seng -48.3%, Nikkei -42.1%, Dax -40.4% and FTSE -31.3%. As a result, the weighted average nominal return of pension fund investments was a loss of 17.0% in fiscal year 2008, compared to a gain of 13.7% in fiscal year 2007.

Other operating revenues in fiscal year 2008 amounted to MCh$11,572, an increase of MCh$3,156 or 37.5% with respect to fiscal year 2007. This result was caused by higher other operating revenues of MCh$2,167 due to the increase in fee income generated by AFP Génesis, and higher financial revenues by MCh$989 stemming from higher cash flows administered and returns obtained by the insurer related to the contract in force since January 2005.

Operating expenses

Operating expenses for the fiscal year 2008 were MCh$164,640, increasing by 23.5% or MCh$31,319 with respect to the fiscal year 2007. This increase was due to the higher life and disability insurance costs, partly caused by updating the mortality tables and the negative return of pension funds over the cost of casualties that the AFP must cover. If the expenses from the life and disability costs were excluded, the other components of the operating expenses would have decreased by 3.0% as a result of lower remunerations to administrative personnel and savings achieved in administrative and data processing expenses.

Administrative personnel payroll expenses for fiscal year 2008 amounted to MCh$19,832, a decrease of MCh$2,356 or 10.6% with respect to the fiscal year 2007. This result was partly due to commercial efficiency gains generated by focusing incentives in certain profitable sectors, thus reducing extraordinary competitions and associated awards paid to sales supervisors. Additionally, the Company acknowledged the minimum amount of profit bonuses in view of losses recorded in the period and lower severance payments recorded in fiscal year 2008 when comparing the level shown in the previous year. Higher severance payments were recorded, as disclosed in our 2007 report, in connection with the Company’s efficiency and transformation plan. Although the plan began to be implemented in 2008, as it was a foreseen commitment, Provida applied conservative criteria, made accruals for such plan at the end of fiscal year 2007.

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

Sales personnel payroll expenses increased by MCh$429 or 3.9% from MCh$11,090 in fiscal year 2007 to MCh$11,519 in fiscal year 2008. This increase was caused by the increase in variable-based salaries paid to sales agents, due to higher levels of production achieved in 2008 by the sales force, mainly by the number of  transfers due to both the higher number of  cases entered as well as the increased net salary base from transfers. The latter was partially offset by lower expenses in indemnities in connection with the change of staff made in fiscal year 2007 and the acknowledgment of the Company's minimum amount of profit bonuses pursuant to the losses recorded in the period.

In figures, the average number of sales agents in fiscal year 2008 was 605 workers, increasing by 2.6% with respect to the staff maintained in fiscal year 2007 (590 sales agents). With respect to the evolution at the end of each period, the sales force increased by 8.8% from 577 sales people in December 2007 to 628 in December 2008.

The cost of life and disability insurance premiums was MCh$106,119 during the fiscal year 2008, representing an increase of MCh$33,117 or 45.4% with respect to the fiscal year 2007. One of the most relevant factors in this increase and explaining more than 40% of it, was related to the expected updating of the mortality tables, which higher cost was financed by the increase of variable fee charged to affiliates (from 2.39% to 2.59% over the taxable salary). In consideration of the changes in market conditions previously described that affect the life and disability insurance from February 2008; the maximum casualty rate was increased from 1.27% to 1.70% in respect of the client portfolio covered, while the temporary rate increased from 0.70% to 1.00% by mutual agreement of the parties. Additionally, the Pension Reform Law also affected the expected cost of casualties by increasing the period of coverage for women (from 60 years of age to 65 years of age) and including their spouses as beneficiaries. In light of the above, Provida increased the fees charged to its affiliates from 2.59% to 2.64% over the taxable salaries, which effected results from November 2008.

Another expected factor that increased the life and disability insurance costs was the growth of the portfolio covered, noticeable in the higher salary base of clients. This factor explained more than 10% of the increase in life and disability insurance costs.

Around 25% of such increase can be explained by higher contributions required to be made by Provida as the negative returns in the pension funds recorded in 2008 decreased affiliates’ capitalization accounts balances, thus, the difference between the necessary capital to finance the life and disability benefits and the funds held by the affiliates in their capitalization accounts must be covered by Provida. It is important to mention that in recent years, positive returns were recorded by pension funds, contributing to reduce the insurance costs. In fact, the negative returns only effected payments for casualties paid in the second half of fiscal year 2008 and for those to be paid at the beginning of 2009. For the remaining cases, the cost will depend among other variables on future returns of pension funds until the date of payment.

Finally, the last variable is related to the implementation of the solidarity principle contemplated in the Pension Reform Law that has led to a strong increase in disability claims. In the pension industry’s view, this increase was caused by people’s higher expectations when requesting such benefits, adding people not entitled to opt for the solidarity principle’s benefits that visited their AFPs to request disability pensions. In figures, the average number of claims increased by 112% in the fiscal year 2008 with respect to the prior year.

The remaining operating expenses were MCh$27,170 in fiscal year 2008, an increase only of 0.5% or MCh$129 with respect to the fiscal year 2007. AFP Génesis contributed to this with increased expenses of MCh$279 related to increased administrative, selling and marketing expenses. If the above expenses were excluded, Provida’s operating expenses would have decreased by MCh$149, savings having been achieved in administrative costs of (MCh$684) partly as a result of the APV sold by the Company's staff and not by the Comercializadora’s, which led to a reduction in outsourcing services as compared with the prior year. Additionally, the period recorded savings in suppliers’ communications and traveling expenses.

The period also recorded lower data processing expenses of MCh$100 in view of lower corrective activities in connection with Unified Platform required in the period and lower tariffs international feeder services during 2008. The latter was overshadowed by higher amortization of MCh$322 during the period in view of the evolutionary developments of the Unified Platform in fiscal year 2007.

Finally, higher sales and marketing expenses of MCh$410 were recorded in the period, pursuant to the increase in publicity to promote APV and higher expenses for the issuance of the quarterly balance sheet, leaflets and brochures to affiliates and employers as required by law.

Operating income

Operating income amounted to MCh$8,370 in fiscal year 2008, lower in MCh$57,089 million or 87.2% with respect to fiscal year 2007 as a result of the negative returns of pension funds in relation to mandatory investments and the increase in the life and disability insurance costs.

Other non-operating income (expenses) net

Other non-operating income (expenses) net recorded a loss of MCh$15,393 in the fiscal year 2008, an increase of MCh$6,906 as compared with the loss recorded in the fiscal year 2007. This result is explained by the loss of MCh$13,064 in price level restatement, an increase of MCh$6,231 compared to the loss recorded in the fiscal year 2007. In this result, MCh$4,215 is explained by the higher inflation rate of 8.9% applied over the Company’s net liability exposure in fiscal year 2008, as compared with the rate of 7.4%. Additionally, greater losses in foreign exchange recorded for the period also explained the loss. Foreign exchange losses resulted from the increased costs of the dollar-denominated debt owed to Provida Internacional, given a depreciation of 28.1% of the Chilean peso against the dollar during 2008 compared with an appreciation of 6.7% recorded in 2007.

The period also recorded an income of MCh$438 generated by related companies, lower by MCh$3,286 than the income recorded in the fiscal year 2007. This result was caused by lower results generated by foreign subsidiaries that in the aggregate amounted to MCh$4,118, basically due to losses from AFORE Bancomer in Mexico, which overshadowed the positive results achieved by the local subsidiaries that together contributed MCh$831.

Partially offsetting the above were lower interest rate expenses which decreased by MCh$1,598 due to the lower balance of the short-term banking debt maintained in the period.

Income taxes

In the fiscal year 2008, income taxes was MCh$3,483 recording a lower expense of MCh$5,411 or 60.8% with respect to the fiscal year 2007. Even though the net financial losses were recorded during the year, tax expenses were recorded as certain adjustments to income before taxes are required to determine tax returns. Such adjustments basically relate to reversal of losses on mandatory investments and price level restatement for tax purposes thus, the Company recorded a positive taxable income.

Net income

Net income decreased by MCh$58,584 from a net income of MCh$48,078 for the fiscal year 2007 to a net loss of MCh$10,506 for the fiscal year 2008.

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

The following table sets forth the net effect from changes in the purchasing power of the Chilean currency:

	As of, and for the year ended December 31
	(In millions of constant Ch$)
	2007	2008	2009
Shareholders’ equity	14,929	19,577	(5,500)
Other assets	(8,046)	(8,532)	2,032
Premises and equipment	(2,666)	(3,154)	950
Liabilities	99	82	(23)
Accumulated depreciation	621	817	(293)
Profit and loss accounts	2,784	3,146	(159)
Net loss (gain) from changes in the purchasing power of the currency	7,721	11,936	(2,993)

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

In 2008, the variations in cash and cash equivalents were positive by MCh$25,358 (MUS$50), as a result of the net positive cash flows originated by operating activities. During 2009, the variations in cash and cash equivalent were positive by MCh$11,668 (MUS$23) as a result of the positive cash flows stemming from operating activities.

In 2010, the Company expects that the major cash needs may include:

-	Payments and refinancing of short-term contractual obligations in the amount of MCh$7,000 (MUS$14);
-	Budgeted capital expenditures of MCh$4,000 (MUS$8); and
-	Budgeted dividends of MCh$55,000 (MUS$110).

Moreover, capital requirements for 2010 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long term financing needs, but working capital financing trough credit lines. See the following letter D. Tabular disclosure of contractual obligations.

Sources and uses of funds

Cash and working capital. As of December 31, 2008, the Company recorded a negative working capital in the amount of MCh$12,808 (MUS$25), and as of December 31, 2009, the positive working capital was MCh$13,289 (MUS$26). Generally, Provida registers a negative working capital because one of its principal financing requirements is the mandatory investments portfolio, which is not considered. In 2009, the working capital was positive due to lower accruals made, basically by an unfavorable casualty rate of the life and disability insurance and higher cash flows maintained in the period.

Net cash provided by operating activities. In 2009, it amounted to MCh$38,451 (MUS$76), representing a decrease of MCh$28,000 with respect to net cash provided by operating activities in 2008. Funds provided by operations consisted principally of fee income paid by the Company’s customers.

Net cash used in financing activities. In 2009, the Company’s financing activities amounted to MCh$20,167 (MUS$40) from which MCh$70,969 (MUS$140) were generated from bank borrowings. These amounts were offset by MCh$71,077 (MUS$140) for repayment of bank borrowings and MCh$20,241 (MUS$40) in paid dividends.

Net cash used in investing activities. Net cash used in investing activities was MCh$7,105 (MUS$14) in 2009, increasing by MCh$1,002 as compared to net cash provided by in investing activities in 2008. The principal use of funds from investing activities in 2009 was the mandatory investment purchases for a net amount of MCh$4,409 (MUS$9).

C.    Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.    Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2009:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(MCh$ constant)
Contractual Obligations
Life and Disability Insurance	13,360	13,360	-	-	-
Unconditional purchase obligation	674	674	-	-	-
Total Contractual Obligation	14,034	14,034	-	-	-
Commercial Commitments			-	-	-
Banks lines overdrafts	43	43	-	-	-
Capital lease contracts	364	30	68	75	191
Total Commercial Commitments	407	73	68	75	191

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

The use of the banks’ credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2009, the unused lines of credit amounted to MCh$47,000. Finally, Provida’s capital leases are basically connected with the financing of fixed assets. See Notes 12 and 15 to the audited Consolidated Financial Statements.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Provida’s Directors and senior management as of December 31, 2009 were as follows:

Directors (1)	Position	Current Position Held Since	Expiration of Current Term
Joaquin Vial Ruiz-Tagle	Chairman of the Board of Directors	2009	2011
Jesús del Pino Durán	Vice-Chairman	2007	2011
Francisco Javier Sala Domínguez(2)	Director	2008	2010
Luis Fernando Ferreres Crespo(2)	Director	2007	2010
José Manuel Doiztua García	Director	2009	2011
Ximena Rincón González (2)	Director	2006	2010
Alberto Pulido Cruz	Director	1999	2011
Jorge Marshall Rivera	Alternate Director	2009	2011
Jorge Granic Latorre	Alternate Director	2009	2011

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more of shares in the Company.
(2)
Mrs. Ximena Rincón González, Mr. Francisco Javier Sala Dominguez and Mr. José Manuel Doiztua García Directors presented their resignations as Directors of the Company, effective on February 26, 2010. Until the next Ordinary Shareholder’s meeting, Mr. Jorge Marshall Rivera was appointed as Alternate Director as Mrs. Ximena Rincón González’s replacement. In respect of Mr. Francisco Javier Sala Domínguez and José Manuel Doiztua García, the Board of Directors decided to keep vacant their positions until the next Ordinary Shareholder’s meeting.

Senior Management (1)	Position	Current Position Held Since	Expiration of Current Term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Juan Carlos Reyes Madriaza (2)	Chief Control and Strategic Development Officer	2007	N/A
Joaquín Cortéz Huerta	Chief Investment Officer	2008	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Eduardo Vidal Pérez (3)	Chief Operational Officer	2007	N/A
Rodrigo Peña Socias	General Counsel	2009	N/A
Rodrigo González Mora	Auditor	2009	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning and Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A

N/A: Not applicable
(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in the Company.
(2)	Mr. Juan Carlos Reyes Madriaza presented his voluntary resignation as Chief Control And Strategic Development Officer, effective on January 1, 2010.
(3)	Mr. Eduardo Vidal Pérez was the Chief Operational Officer until March 1, 2010. Mrs. Magaly Pacheco Mena was appointed as his replacement.

Directors

Joaquin Vial Ruiz-Tagle is the Chairman of the Board and has been Director of Provida since 2009. He received his commercial engineering degree from the University of Chile.

Jesús del Pino Durán is the Vice-Chairman of the Board and Director of Provida and has been Director of Provida since 2007. He received a degree in law and economics from the University of Sevilla and PADE Master in IESE, Spain.

Francisco Javier Sala Domínguez held the position of Director of Provida from 2008 until February 26, 2010. He received a law degree from the Universidad Complutense in Madrid, Spain.

Luis Fernando Ferreres Crespo is Director of Provida since 2007. He received a chemical engineering degree from the Universidad de Lejona (País Vasco), Spain.

José Manuel Doiztua García was Director of Provida since 2009 until February 26, 2010. He received his economics and business administration degree from the Complutense University in Madrid, Spain.

Ximena Rincón González was Director of Provida since 2006 until February 26, 2010. She received her law degree from the University of Chile.

Alberto Pulido Cruz has been a Director of Provida since 1999. He received a law degree from the Catholic University of Chile.

Jorge Marshall Rivera is Director of Provida since 2009. He received his commercial engineering degree from the University of Chile and an economics degree  from Harvard University in the United States.

Jorge Granic Latorre is Alternate Director of Provida since 2009. He received a law degree from the Catholic University of Chile.

Senior management

Ricardo Rodríguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina. Previously, he was Commercial Chief Officer in AFJP BBVA Consolidar in Argentina.

Juan Carlos Reyes Madriaza was the Control and Strategic Development Chief Officer from 2007 until January 1, 2010. He received a mathematics and civil engineering degree from the University of Chile. Between 1999 and 2007 he was the Chief Operational Officer, and between 1994 and 1998 he served as Production Division Manager of Provida.

Joaquín Cortez Huerta is the Chief Investment Officer since July 31, 2008. Previously, he held the position of Investment Officer (1996 up to April, 2007). He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago in the USA.

Carlo Ljubetic Rich is Chief Commercial Officer since 2000. He received an industrial engineering degree from the University of Santiago of Chile.

Eduardo Vidal Pérez was the Chief Operation Officer from 2007 until March 1, 2010. He received a commercial engineering degree from the University of Chile. Between 2002 and 2007, he served as the Pensions Division Manager in AFP Provida.

Rodrigo Peña Socias is General Counsel since 2009. He received a law degree and a master degree in economics and business administration from the Gabriela Mistral University, Chile.

Rodrigo Gonzalez Mora is the auditor in charge of the Controller Division since 2009. He received his general accounting and auditor degree from the University of Santiago of Chile.

Mauricio Araya Ahumada is Human Resources Manager since 2006. He received a commercial engineering degree and an MBA from the Catholic University of Valparaiso, Chile.

María Paz Yáñez Macías is the Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

Juan Sepúlveda Parra is the Pensions Accounting Division Manager since 2007. He received his general accountant degree in Santiago, Chile. Between 1992 and 2007, he served as the Chief of the Accounting Department of Fund Account in AFP Provida.

Iván Baeza Galaz is the Pensions Marketing Division Manager since 2007. He received a civil industrial engineering degree from University of Chile. Between 1999 and 2007, he served as the Chief of the Commercial Development Department in AFP Provida.

B.    Compensation

The per diem compensation paid by Provida to all Directors during the fiscal year 2009 was an aggregate of MCh$221, a 75.6% decrease year-over-year. The total per diem paid in 2009 was as follows:

Directors	Per Diem
(in millions of constant $Ch as of December 31, 2009)
Joaquin Vial Ruiz-Tagle	37
Ximena Rincón González	63
Alberto Pulido Cruz	63
Jorge Marshall Rivera	29
Jorge Granic Latorre	29
Total	221

None of the Directors have service contracts with the Company or with any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2009, including 22 managers (area and division), 7 deputy managers and 31 department chiefs, was MCh$2,700. Severance payments made during 2009 to all executives who left the Company for different reasons totaled MCh$464.

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

C.    Board practices

Provida complies with corporate governance policies and guidelines established under Chilean law. Provida is administered by a Board of Directors that ordinarily meets once a month. In accordance with the Company’s by-laws as of December 31, 2009, the Board of Directors consists of seven regular members and two alternate members elected for a two-year term by the shareholders in an Ordinary Shareholders’ Meeting. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-executive” directors.

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

Directors’ Committee

The concept of a “Directors’ Committee” was introduced by Law N° 19,705 passed on December 2001 (which regulates public share offerings and conflicts of interest) and Circular 1,526 passed on February 2001 by the SVS. At the Board of Directors’ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions formerly carried out by the Audit Committee. Under Chilean law, the members of this committee are not required to be independent as is further detailed in the table below titled “Significant Differences between our Corporate Governance Practices and New York Stock Exchange (NYSE) Corporate Governance Standards”.

Under Provida’s by-laws, the responsibilities of the Directors’ Committee include: proposing external auditors; examining reports made by the external auditing firm; approving additional services to be provided by the external auditing firm; analyzing reports made by the Controller Division of Provida; reviewing resolutions and notes issued by regulatory organizations; reviewing the report on the implementation of financial controls; reviewing and evaluating the plan by Provida’s Audit Division for the year and analyzing information in connection with operations included in articles 48 and 89 of Law N° 18,046 for Corporations, suggesting approval of transactions with related parties that shall be laid under their knowledge.

The members of the Directors’ Committee are elected by the Board of Directors. For the fiscal year 2009, the Directors’ Committee comprised Mr. Jesus del Pino Duran, who was also designated as the “financial expert” of the Directors’ Committee; Mr. Alberto Pulido Cruz and Mr. Luis Fernando Ferreres Crespo. This Committee met eight times in 2009 during which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez; the Auditor, Mr. Rodrigo González; the Committee Secretary, Mr. Rodrigo Peña, and occasionally, the partners of the external auditing firm, Deloitte.

During the fiscal year 2009, the Directors’ Committee did not incur any expenses except those in relation to the compensation of its members. The total fees paid in 2009 for participation in the Directors’ Committee was as follows:

Directors	Fees
(in millions of constant $Ch as of December 31, 2009)
Alberto Pulido Cruz	4
Total	4

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that is comprised by directors: Mr. Joaquin Vial Ruiz-Tagle, Mr. Alberto Pulido Cruz and Mr. Jorge Marshall Rivera.

Among its functions are: designing an investment policy and a risk profile for each fund type; supervising the implementation of the investment policy approved by the Board of Directors and the investment limits on pension funds established by law; reviewing objectives, policies and procedures with respect to the administration of risk in pension fund investments; examining information regarding the performance of pension funds investing in derivative instruments, foreign investments (equities, fixed income and currencies) and related companies, and issuing an annual report for the Board of Directors regarding such performance; approving the investment in new kinds of assets; allocating assets of each fund type, with special emphasis when allocating assets in the different geographic sectors; granting extraordinary authorization to depart from the investment policy defined by the Board of Directors and other relevant matters.

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

Significant differences between our corporate governance practices and the NYSE Corporate Governance Standards

Provida’s corporate governance practices are regulated by Chilean law (in particular, Ley de Sociedades Anónimas, Law N° 19,705 approved in December 2001, regulating public offerings of securities and governing conflicts of interests; Law 20,382 of the Chilean Securities Exchange Act regarding to corporate governance standards of public companies which reformed the Chilean Corporation Law and the Chilean Securities Exchange Act; Note N° 1,526 passed in February 2001 by the Superintendencia de Valores y Seguros and the Pension Reform Law N° 20,255, among others) in addition to Provida’s by-laws. Since Provida has securities registered with the United States Securities and Exchange Commission (the “SEC”) and listed on the New York Stock Exchange (the “NYSE”), it is subject to the Corporate Governance standards applicable to “foreign private issuers” (as defined under the United States Securities Exchange Act of 1934, the “Exchange Act”) listed on the NYSE.

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

The Pension Reform Law (Law N° 20,255) establishes that a board of directors must be composed of a minimum of five directors, two of them being considered as “autonomous” according to the criteria established in the Pension Reform Law. Each autonomous Director must have an Alternate Director that satisfies the autonomy requirements established for regular Directors.

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

Law N°20,382 introduced improvements to regulations regarding corporate governance standards. Such improvements amended the Chilean Corporation Law, where the independence criteria that a Director of a Chilean Open Corporation must satisfy, are similar to those criteria established in Law N°20,255 Pension Reform Law. These criteria are described as follows:

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
According to the Chilean Corporation Law, Chilean Open Corporations with an equity market value equal to or greater than 1,500,000 Unidades de Fomento, and where at least 12.5% of its total voting shares are held by individual shareholders controlling or owning less than 10% of voting shares, must have a Directors’ Committee, as the case of Provida.

In the Board of Directors’ meeting held on May 29, 2001, Provida’s Board elected its first Directors’ Committee. This Committee assumed the functions of the former Auditing Committee required existing under the Chilean Law.

Provida’s Directors’ Committee currently satisfies the requirements established in the current Chilean Corporation Law, as well as the requirements of Rule 10A-3 under the Exchange Act. Additionally, Law 20,255 requires the formation of a Committee of Investments and Conflicts of Interests Resolution, which must be composed of three directors, at least two of whom must be independent, and one of the independent directors must be Chairman of the Committee.

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

All members of Provida’s Directors’ Committee currently satisfy the “independence” requirement of members established in Rule 10A-3 of the Exchange Act
.
Duties and responsibilities of the Directors’ Committee are established in the Chilean corporation law, including: the election of external auditors, the review of reports made by the external auditing firm, the approval of additional services rendered by the external auditing firm, the analysis made by Provida’s Audit Division, the review of Resolutions and Notes issued by regulatory organizations and the approval of transactions with related parties.

Provida’s Audit Division provides ongoing reports to management and the Directors’ Committee regarding risk management and internal control processes of Provida.

Under Section 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.
Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Rule. Under Chilean law, Provida’s compensation policies do not provide for equity compensation of the same issuance. Thus, shareholder approval is not currently necessary.  However, shareholders would not be entitled to vote if the Company were to choose to implement an equity compensation plan in the future.

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

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operating area as of December 31, 2009:

Total number of employees as of December 31, 2009: 1,452 employees

DIRECTORS (7)
DIRECTORS' COMMITTEE (3)
GENERAL MANAGEMENT (9)
CONTROL AND STRATEGIC DEVELOPMENT (5)
DIVISION LEGAL ADVISORY (3)
DIVISION CONTROLLER (6)
DIVISION HUMAN RESOURCES (25)
DIVISION PLANNING AND CONTROL (22)
DIVISION PENSION ACCOUNT (16)
DIVISION PENSION MARKETING (23)
AREA SALES AND MARKETING (1,002)
AREA INVESTMENTS (22)
AREA MEDIA (319)

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the General Counsel, the Auditor, the Control and Strategic Development Manager, the division managers of Human Resources, the Planning & Control Manager, the Pension Accounting Manager and Pension Marketing Manager, and the area officers of Marketing and Sales, Investments and Media. Provida’s executive officers are appointed by the Board of Directors and hold the position at its discretion.

As of December 31, 2009, Provida had 1,452 employees, 466 employees were members of the sales force, representing 32% of Provida’s total staff. As of December 31, 2008, Provida had 1,665 employees, of which 628 were members of the sales force, representing 38% of its total staff. As of December 31, 2007, Provida had 1,601 employees, of which 577 employees were members of the sales force, representing 36% of its total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. As of December 31, 2009 its membership represented 36.9% of the Company’s total employees, of which 425 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its member are only administrative employees. As of December 31, 2009 its members represented 21.8% of the Company’s total employees.

In December, 2008 a new collective bargaining agreement was executed between Provida and Labor Union Nº1 and Labor Union Nº2. After several meetings with the negotiating commission, Labor Union Nº1 reached an agreement with Provida. Labor Union Nº2 and the Company failed to reach an agreement after Provida presented its last offer on December 23, 2008, which was rejected by the workers affiliated with that Labor Union. The result of failed negotiations was a strike that lasted from January 2, 2009 until January 23, 2009, when the workers finally accepted the last offer presented by the Company.

The two new collective contracts with Labor Union N° 1 and Labor Union N° 2 will be in effect until January 31, 2011 and December 31, 2010, respectively.

E.     Share ownership

The number of shares owned by Provida’s Directors and Executive Officers as of December 31, 2009 is the following:

Name of shareholder	Position	Number of shares of common stock owned
Juan Carlos Reyes M. and spouse	Officer	86,779
Carlo Ljubetic Rich	Officer	28,589

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

Provida is a publicly traded corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Since July 1, 1999, Provida has been controlled by its major shareholder BBVA Inversiones Chile S.A., which currently owns 51.62% of issued shares in the Company but has no special voting rights. The remaining subscribed and paid shares are distributed between small local and foreign investors, including executives of Provida who each have an individual participation lower than 1% of the issued share capital.

As of December 31, 2009, share ownership was as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
BBVA Inversiones Chile S.A.. (1)	171,023,573	51.62%
The Bank of New York (2)	80,588,325	24.32%
Penta Corredores de Bolsa S.A. (3)	26,255,928	7.92%
Larraín Vial Corredores de Bolsa S.A.	6,995,584	2.11%
Executive officers	115,368	0.03%

(1) Corporation incorporated in Chile and whose major shareholder is Banco Bilbao Vizcaya Argentaria, Spain.
(2) Depositary Bank of ADS, Banco de Chile acting as custodian.
(3) Financial services holding company including broker-dealer functions.  Penta Corredores de Bolsa S.A. was not a significant holder of Provida shares as of December 31, 2008, and according to public filings, began to acquire Provida shares in the second quarter of 2009.  Information on the purpose of its acquisitions, including whether its holdings are for its own account or those of its customers, is not publicly available.

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

In recent years, Provida has entered into transactions with companies under common control belonging to the BBVA Group (the “BBVA Group”) including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., BBVA Chile S.A., BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A and BBVA Corredora Técnica S.A.

BBVA Inversiones Chile S.A. is Provida’s major shareholder. The transactions entered into with this entity in 2009 related to the licensing by BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and maintenance services, both corrective and developing, of the new Unified Platform to be used in the Maintenance Center of BBVA Inversiones Chile S.A. The two parties also entered into a lease agreement.

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

BBVA Compañía de Seguros de Vida S.A. This entity is part of the BBVA Group. On January 1, 2005, BBVA Compañía de Seguros de Vida S. A. was awarded the bidding of Provida’s life and disability insurance until June, 2009.

Servicios de Administración Previsional S.A. In March 2002, Provida assumed a mercantile current account agreement with PreviRed.com, a company in which Provida has a 37.9% equity interest. Under this agreement, Provida loaned to PreviRed.com UF12,852 (approximately ThUS$531), with a monthly interest to be determined on the basis of the average of the last 5 days of the corresponding month of the TIP (average interest rate), as stated by the Central Bank for non-index loans with maturities between 30 and 89 days. Such loan agreement expired on December 31, 2003 and 50% was  renewed until the end of 2007 and the remaining 50% until the end of 2008. Additionally, PreviRed.com renders certain services to Provida including electronic collection services, password administration, data processing, data transfers and technological services.

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

For the fiscal years 2008 and 2009, details of the related party transactions were disclosed in Note 32 to the audited and Consolidated Financial Statements.

Details of transactions with related parties for the years ended December 31, 2007, 2008 and 2009 are as follows:

Company	Transaction	Amount of transactions			Effect on income (expense)
		(In MCh$ as of December 31, 2009)
		2007	2008	2009	2007	2008	2009
BBVA Inversiones Chile S.A.	Enhancements in Software License	1,685	1,841	735	(1,562)	(1,884)	(3,609)
	Software Maintenance Service (CMA)	1,137	982	610	(1,137)	(982)	(610)
	Lease	1	1	1	1	1	1
	Self service dispenser lease	-	-	21	-	-	(21)

BBVA Corredores de Bolsa S.A.	Financial services	153	183	150	(153)	(183)	(150)

BBVA Chile S.A.	Lease branches, BBVA Tower	1,888	1,947	1,889	1,888	1,947	1,889
	Lessee Overhead	367	388	313	(367)	(388)	(313)
	Lessor Overhead	344	575	155	344	575	155
	Withdrawal saving services	184	158	138	(184)	(158)	(138)
	Lease branches, Huérfanos-Bandera	902	801	655	(902)	(801)	(655)
	Pension payments services	684	778	820	(684)	(778)	(820)
	Collection contract	1,350	1,007	294	(1,350)	(1,007)	(294)
	Line of credit	(14,948)	-	-	(784)	(145)	-
	Expenses for current account maintenance	47	24	9	(47)	(24)	(9)

BBVA Compañía de Seguros de Vida S.A.	Paid premiums	48,393	70,437	44,665	(48,393)	(70,437)	(44,665)
	Casualty rate Accrual	24,536	35,679	16,156	(24,536)	(35,679)	(16,156)
	Financial Revenues	1,880	2,869	3,457	1,880	2,869	3,457
	Premium liquidation payments	19,208	22,740	33,458	-	-	-

Servicio de Administración Previsional S.A.	Electronic collection service	721	1,077	1,297	(721)	(1,077)	(1,297)
	Loan	83	-	-	20	-	-
	Password administration	51	71	69	(51)	(71)	(69)
	Data Processing	24	23	27	(24)	(23)	(27)
	Archive transfer	14	13	15	(14)	(13)	(15)
	Technological Services	2	8	8	(2)	(8)	(8)
	Pension Reform Law services and reports	-	-	30	-	-	(30)

Administradora de Fondos de Cesantía Chile S.A.	Technological advisory and services	373	125	296	373	125	296
	Technological support services	193	471	382	193	471	382
	Mercantile current account	289	(41)	(83)	-	-	-

BBVA Bancomer Servicios S.A.	Data Processing	1,077	1,342	880	(1,077)	(1,342)	(880)

BBVA Corredora Técnica	Rental of branch offices	-	-	11	-	-	11

During the fiscal year 2009, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transactions with related parties. All of these transactions were entered into similar terms and conditions to those prevailing in the market.

Board of Directors Meeting held on March 24, 2009 to approve the following transactions:

-
Modification of total fees related to software maintenance and upgrade services in the Unified Platform for changes due to new regulations or new requirements for the year 2009 in accordance with Contract entered into with the maintenance Center of BBVA Inversiones Chile S.A. dated December 1, 2005.

-	Modification of total fees for data processing services for the year 2009, in accordance with contract entered into with BBVA Bancomer Servicios Fideicomiso N°47433-8 S.A. of Mexico for US$1,397,000.

Board of Directors Meeting held on July 21, 2009 to approve the following transactions:

-
Modification of the monthly financial revenues receivable by Provida under the life and disability insurance contract, held with BBVA Seguros de Vida. The monthly financial revenues will be determined in accordance with a benchmark return comprised by 50% of BCU10 (Central Bank Bonus of 10 years), 40% of 180-day return of term deposits in UF of Banco Estado and 10% of the 30-day real return of a discount note from Central Bank. Such returns will belong 100% to AFP Provida. Any excess of return of the benchmark will originate a 90% compensation over such excess for Provida and 10% over such excess for the insurer. Any deficit in relation to this benchmark 10% will be charged to Provida and 90% to the insurer. Also, it was approved to compensate the insurer for the market value of financial revenues that BBVA Seguros de Vida will stop receiving as a result of the above proposal. It was proposed to pay the insurer UF 24,495 for this concept.

-	Modification of contract with BBVA Inversiones Chile S.A., the fee per man-hour was UF 0,811 for the year 2009 in connection with software developments.

Board of Directors Meeting held on August 19, 2009 to approve the following transactions:

-
Banco Bilbao Vizcaya Argentaria Chile and AFP Provida S.A. entered into a contract through which Banco Bilbao Vizcaya Argentaria Chile will render services to AFP Provida S.A. related to suppliers and payroll payments, and electronic banking systems. The fees charged for the offered services are the following: credits for suppliers having  bank accounts in BBVA, the fee will be UF 0,002 plus VAT per transaction;  credits for suppliers having bank accounts in other Bank, the fee will be UF 0,016 plus VAT per transaction and  suppliers requiring checks issuance, the fee will be UF 0,027 plus VAT per transaction.

Board of Directors Meeting held on September 28, 2009 to approve the following transactions:

-
Modification of Contract with Servicios de Administracion Previsional S.A. (Previred) subscribed on May 25, 2001, incorporating Notes N°1,143, N°1,540 and N°1,539.  Those Notes are related to encouraging the  use of Internet and enlarging the number of services that AFPs could sub hire.

Board of Directors Meeting held on December 16, 2009 to approve the following transactions:

-	Establishing a new fee for year 2010 related to the data processing contract between AFP Provida S.A. and BBVA Bancomer Servicios S.A. for an amount of MUS$2,158,938 plus taxes.

-
Entering into a new Contract with Aplica Soluciones Tecnologicas Chile Limitada for development of systems, computing and processing services, imports, exports, rentals, design, construction, conditioning and marketing, specially those necessary for developing services to the NACAR technological platform for activities of branch offices and those related to central services. The fee for the year 2010 will be US$38.8 for man-hour, it has been estimated the use of 14,050 man-hour equivalent to US$545,346 for  such year.

-
Advisory services in technological matters, as well as minor evolutionary services rendered by Banco Bilbao Vizcaya Argentaria S.A. (Spain) to AFP Provida S.A. The Contract will have a term from December 16, 2009 to December 31, 2010. The advisory services fees between December 16 and 31 of 2009 will be 2,168 Euros plus taxes, during the year 2010 the fees will be 50,988 Euros plus taxes. The costs of evolutionary services for the year 2009 will be 384 Euros plus taxes and for the year 2010 will be 8,745 Euros plus taxes.

-
Outsource the supportive services contracted with BBVA Servicios Corporativos Limitada, that will imply to transfer employees who currently render such services; the sale of the necessary tangible assets to render the services and the cession of contracts with suppliers, as well as the subscription of rendering services contracts and rentals. The contract will have a term of 10 years, renewable for a 10-year period. The annual price for year 2010 will be UF 260,530 (MCh$5,456) that will increase for volumes by 3.38% per year.

C.    Interests of experts and counsel

None.

Item 8.  FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 27, 2007, the Board of Directors announced its intention to pay a dividend for the fiscal year 2007 for an amount equivalent to 50% of Provida’s net income, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 30, 2008. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2008 for an amount equivalent to 70% of Provida’s net income. However such proposal was not ratified in the Ordinary Shareholder’s meeting held on April 30, 2009, and the Board of Directors agreed to did not distribute final dividends due to the net losses recorded in the year 2008. Finally, in that meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2009 for an amount equivalent to 75% of Provida’s net income.

	Dividends per share for each period (in Ch$ as of December 31, 2009)
	2007	2008	2009 (2)
Total dividend	74.27	0.00	184.36
Dividend ratio (1)	50%	70%	75%

(1)	Annual dividends for the corresponding annual net income.
(2)	Dividend to be ratified and approved at the Ordinary Shareholders meeting scheduled for April 30, 2010.

B.    Significant changes

None.

Item 9.  THE OFFER AND LISTING

A.    Offer and listing details

Provida estimates that during 2009, shares of its common stock were traded on approximately 95.6% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
Period	High	Low	High	Low
2005	1,075.00	935.00	30.24	24.05

2006	1,000.00	850.00	28.99	23.20

2007	1,330.00	858.68	40.00	23.35

1st Quarter 2008	1,260.00	1,065.00	37.23	35.15
2nd Quarter 2008	1,280.00	890.00	42.44	25.53
3rd Quarter 2008	1,035.00	849.68	33.10	23.67
4th Quarter 2008	904.00	560.00	24.19	12.10

1st Quarter 2009	710.00	660.00	18.50	13.52
2nd Quarter 2009	967.71	700.00	25.88	18.14
3rd Quarter 2009	1,289.40	910.00	35.75	24.06
4th Quarter 2009	1,528.00	1,270.00	45.65	34.40

January 2010	1,644.00	1,528.00	50.49	44.67
February 2010	1,700.00	1,580.00	49.48	43.00
March 2010	1,650.00	1,560.00	48.59	44.09
1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
April 2010 (3)	1,624.90	1,590.00	46.76	45.30

Source: Santiago Stock Exchange – Official Quotations Bulletin.
(1) Pesos per share of common stock reflect the nominal closing price on the trade date.
(2) Each ADS represents 15 shares of common stock.
(3) Information as of April 26, 2010.

As of April 26, 2010, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$1,615.80 per share or US$46.49 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$521.25 = US$1.00 in the same date.

As of April 26, 2010, the closing trading price per ADS traded on the New York Stock Exchange was US$45.80 per ADS.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2009, 232 companies had shares listed on the Santiago Stock Exchange that is the most important exchange in Chile, accounting for 88.3% of all equity traded in Chile. Approximately 11.3% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.5% of equity is traded on the Valparaíso Stock Exchange.

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

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 71.4% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2005	135.9	20,364.1	187.76	218.17
December 31, 2006	175.0	28,701.6	252.36	299.11
December 31, 2007	213.3	50,400.31	287.09	338.96
December 31, 2008	134.1	31,789.74	230.96	263.65
December 31, 2009	230.4	41,493.53	339.19	397.35

Source: The Santiago Stock Exchange.
(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 10.5% (with a standard deviation of 25.1%) for the period between December 31, 2004 and December 31, 2009. During 2009, the IPSA rose by 50.7% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2005	(0.9)	5.5
2006	31.0	33.6
2007	5.53	5.12
2008	(24.9)	(27.3)
2009	46.86	50.71

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2008 and 2009, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$134.1 billion and US$230.4 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented around 66% of the IPSA index in 2008 and in 2009. The average monthly trading volumes for the years ended December 31, 2008 and 2009, were MUS$2,649 and MUS$3,548, respectively.

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

During the fiscal year 2009, a total of 103,344,446 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 31.2% of the Company’s shares of common stock.

In 2009, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$84,587 (approximately MUS$167), lower by 40.5% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$62, lower by 66.4% with respect to the figure for 2008. In total, trades had a value of MCh$116,027 (MUS$229), equivalent to 110.8% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2009 is as follows:

-	A total of 65,392,348 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$78,037. The average price reached was Ch$1,193 per share.

-	A total of 6,929,872 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$6,265.

-	A total of 234,726 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$285.

-	A total of 2,052,500 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$62.

D.    Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

Item 10.  ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

Organization and register

Provida is a corporation organized under Chilean corporation law. Shareholder rights in Chilean corporations are governed by the Chilean Companies Act (“Ley de Sociedades Anónimas 18,046”) and the company’s by-laws, which effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, section 2,913. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2004, in which the number of Directors was reduced from eight to seven. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2009.

Purpose

Article 4 of the Company’s amended and restated by-laws establishes its corporate purpose as follows: “the Company’s exclusive purpose is to (i) manage pension funds established by law; (ii) provide and administer the benefits established in the Decree Law 3,500 passed in 1980 and its amendments and those specifically authorized by other present or future legal enactments; (iii) constitute and/or participate in related companies complementary to its line of business pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) carry out activities authorized by law constituting and/or participating in related companies or united corporations authorized by law and/or as agreed to by the Superintendency of Pension Fund Administrator and (v) constitute and/or participate in corporations constituted as securities custodian companies under Law 18,876.

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

C.    Material contracts

In 2007, 2008 and 2009, Provida did not enter into any material contracts. Provida only entered into contracts that were in the ordinary course of business. During 2004 and 2005, Provida entered into the following material contracts, which are currently in force between the parties:

-
On December 22, 2004, Provida entered into an insurance agreement with BBVA Seguros de Vida S.A., effective from January 1, 2005 until June 30, 2009, an affiliate of Provida, pursuant to which Provida took out insurance for its life and disability payment obligations in excess of a certain casualty rate level, as negotiated with BBVA Seguros de Vida S.A. Under this agreement, Provida pays all casualties up to the maximum rate specified therein.  This insurance agreement was modified by mutual consent of the parties effective as of January 2008 in order to update the mortality tables used to calculate benefits, which increased the cost of the insurance.  In figures, the maximum casualty rate increased to 1.70%, accompanied by the rise of the fee charge by the AFP from 2.39% to 2.59% in order to finance such higher costs.  If the insurance company were unable to meet its obligations under the insurance contract, Provida would be required to make the payments that would otherwise have been covered by the insurance company. Therefore, inaccuracies in Provida’s estimates of what the actual casualty rate will be for any given period, which determine the expenses and accruals Provida is required to record, significantly affect the results of operations for Provida.  See “Item 4—Information on Provida—B. Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs” for additional information on the terms of this insurance contract.

-
On December 1, 2005, Provida entered into a non-exclusive worldwide software licensing contract and a software maintenance contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform). During 2008 and 2009, enhancements for new projects were incorporated amounting to MCh$1,253 and MCh$735 respectively. Provida paid BBVA Inversiones Chile S.A. amounts for MCh$8,446 in 2008 and MCh$9,180 in 2009 in connection with the software license, and MCh$982 in 2008 and MCh$610 in 2009 in connection with the maintenance agreement. Both the license contract and the maintenance contract have an unlimited term and may be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

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

E.     Taxation

Chilean tax considerations

Taxation of dividends. In accordance with D.L. 824, 1974 on tax income and updates, foreign investors domiciled and resident abroad are affected by an additional tax with a rate of 35% calculated on the gross dividend, which is withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). This tax is paid off in April of the following year to which the dividend payment has been recorded, considering that taxes paid by the Company with respect to gains realized during the previous fiscal year, the “First Category Tax,” constitute a credit in favor of the investor, and thus reduce the effective rate of withholding tax.

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

Example: Ch$

Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Increase in Credit for First Category Tax	17
Withholding Tax (35% of the Company’s taxable income plus increase in credit for first category tax)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65 (83−18)
Effective dividend Withholding Tax rate	21.7% (18/83)

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

The U.S. government and the government of Chile signed on February 4, 2010 the Proposed 2010 Income Tax Treaty between the United States of America and the Republic of Chile (the “Proposed U.S.-Chile Treaty”), which is now subject to ratification by the U.S. Senate. If the Proposed U.S.-Chile Treaty becomes effective, it would among other things reduce the current rate of withholding on dividends paid to U.S. investors who are eligible for the benefits of such treaty. If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

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

Moreover, the sale of such shares for a value greater than that established under the Deposit Agreement still does not subject the gain recognized to tax in Chile, if seller complies with certain requirements of the Chilean Law. These exemptions are in conformity with the exemption established in Article 18ter of the Chilean income tax law, provided that such ADS have been acquired in a Chilean Stock Exchange or in a foreign exchange expressly authorized by the Securities and Insurance Superintendency. The Superintendency has authorized the following Stock Exchanges for the purposes of the exemption established in Article 18ter: the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange.

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

U.S. federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to a U.S. Holder that holds shares or ADS as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

-	Certain financial institutions
-	Dealers or traders in securities who use a mark-to-market method of tax accounting
-	Persons holding shares or ADS as part of a hedging, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the shares or ADS
-	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar

-	Entities classified as partnerships for U.S. federal income tax purposes
-	Persons liable for the alternative minimum tax
-	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”
-	Persons that own or are deemed to own ten percent or more of our voting stocks
-	Persons who acquired our ADS or shares pursuant to the exercise of any employee stock option or otherwise as compensation
-	Persons holding shares or ADS in connection with a trade or business conducted outside of the United States

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

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.  The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes.  The amount of the dividend will be generally treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s, income on the date of the U.S. Holder’s or in the case of ADS, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares (after reduction for the credit for First Category Tax) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. If, however, the Proposed U.S. Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADS in excess of the rate provided by the treaty will not be creditable by a U.S. Holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax bases in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from shares or ADS (except for ADS that are disposed of outside of Chile) may not be creditable against a U.S. Holder’s federal income tax liability. See “Chilean tax considerations—Capital gains”. If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. Holder who is eligible for the benefits of the treaty may elect to treat disposition gain that is subject to Chilean tax as foreign source gain and claim a credit in respect of the tax. U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes on gains in their particular circumstances.

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

We do not believe that we should be treated as a “PFIC” for U.S. federal income tax purposes for our 2009 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that we will not be considered a PFIC for any taxable year.  You should consult your own tax advisor to determine whether we were a PFIC for our 2009 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADS, such holder would be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  Unless a U.S. Holder has made the mark-to-market election described below, upon a disposition of shares or ADS, including, under certain circumstances, a pledge or a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a U.S. Holder would be allocated ratably over the holder’s holding period for the shares or ADS.  The amounts allocated to the taxable year of the disposition and to years before the company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge will be imposed on the amount allocated to such taxable years.  Similar rules would apply to any distribution in respect of shares or ADS to the extent it exceeds 125% of the average of the annual distributions on shares or ADS received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  A U.S. Holder would also be subject to these adverse U.S. federal income tax rules on indirect or constructive distributions on, or dispositions of, shares of any subsidiary of the Company that is a PFIC. If the Company were a PFIC for any year during which a U.S. Holder holds shares or ADS, it would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds shares or ADS even if the Company ceased to meet the threshold requirements for PFIC status.

Alternatively, if the shares or ADS are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  A mark-to-market election is not available, however, with respect to subsidiary PFICs.  The shares or ADS will be treated as “regularly traded” in any calendar year in which more than a minimum quantity of the shares or ADS, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, on which our ADS are listed, is a qualified exchange for U.S. federal income tax purposes.  Consequently if the ADS are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to a U.S. Holder of ADS if the Company is or becomes a PFIC.

If the mark-to-market election is available and a U.S. Holder makes the mark-to-market election, such holder generally will recognize as ordinary income the excess, if any, of the fair market value of the shares or ADS at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If a U.S. Holder makes the election, such holder’s basis in the shares or ADS will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of such shares or ADS in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

A timely election to treat the Company as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that the Company does not intend to satisfy record keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if the Company were a PFIC.

If a U.S. Holder owns shares or ADS during any year in which the Company is a PFIC, such holder generally must file an Internal Revenue Service Form 8621 with respect to the Company, generally with the holder’s federal income tax return for that year. In addition, under recently enacted legislation, if a U.S. Holder owns shares or ADS during any taxable year beginning on or after March 18, 2010 in which we are a PFIC, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file annual report containing such information as the U.S. Treasury may require.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

INVESTORS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADS OR SHARES.

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

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s future earnings and financial position are exposed to fluctuations in foreign currency, interest rate, mandatory investments and the value of long-term obligations in connection with life and disability insurance. In the ordinary course of business, Provida manages exposure to risk of its trading and investment activities as mentioned below.

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in associated foreign companies, for an estimated value of MUS$72, contributing MCh$8,914 to Provida’s revenues as of December 31, 2009.

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

Mandatory investments

Provida’s main asset is the mandatory investments and is equivalent to a 1% equity interest in that pension fund. Provida is required to maintain a 1% equity interest in each pension fund it invests in. Mandatory investments in pension funds represent nearly 50% of Provida’s total assets under management and given the volatility of local and foreign markets in which the pension funds’ assets are invested; Provida’s future gains/losses on mandatory investments are subject to uncertainty which in turn make Provida’s future earnings from these investments equally uncertain.

Additionally, mandatory investments are held in order to compensate affiliates in case pension funds do not comply with the legal minimum returns requirements, which would imply that Provida would loose part of its equity interest, as the AFP must replenish the 1% of its reserve by its own resources to compensate affiliates. The minimum return requirement is calculated by taking the industry’s average returns of pension funds of the previous of 36 months.

Managing these risks is the responsibility of  Provida’s trustee, whose aim is to  optimize the returns of each fund for a certain level of risk in order to achieve a target return.

Accordingly, Provida has a risk management policy, which defines the activities and criteria Provida applies to identify, measure, control and manage in an efficient way the risks associated with the fund management. Therefore, Provida manages the equity interest of pension funds under internal limits of credit risk, by analyzing the expected losses and applying measures of market risks. This approach is known as value at risk (“VaR”) and measures the probable impact of adverse conditions in securities prices (fixed income, currencies and variable income) on each Fund Type. Moreover,  in order to ensure the reliability of,  future benefits payment and fulfillment of applicable minimum returns requirements, Provida applies  a relative VaR analysis over differing positions between each fund type and to the system’s model portfolio.

Life and disability payment obligations

Life and disability insurance obligations are considered long-term obligations because the benefits to disabled affiliates are rendered following the final disability determination test, which is three years after the initial disability determination (defined as a decrease between one half. and two thirds of the working capacity). Until October 2009, the total disability benefits (decrease in more than two thirds in the working capacity) were also granted three years after the initial disability determination. See “Item 4. Information on Provida—B. Business overview—Primary expenses.”

In quantitative terms, an AFP had to replenish any shortfall equivalent to the difference between an affiliate’s savings in his/her individual capitalization account and the benefits granted to him/her by law. These benefits correspond to the present value of the life annuity pension (equivalent to 70% or 50% of the affiliate’s average taxable remuneration for the last ten years depending on total or partial disability determination) discounted by the life annuity rates in force at the time of the payment. As a result, changes in interest rates impact the final value of an AFP’s payment obligations.

One of the main changes introduced by the Pension Reform Law was the elimination of the AFP’s individual obligation of  providing life and disability insurance benefits. On July 1, 2009, a group of insurers was awarded the life and disability administration for a 12 month term. Consequently, Provida only maintains those casualties pending payment due to temporary disability  as per the insurance contract  is a runoff stage.

Additionally, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at market interest rate rather than  historical rates (defined as the minimum interest rate of the previous semester), giving insurers the alternative of applying such methodology voluntarily to existing contracts. AFP Provida requested that BBVA Seguros de Vida, adopt such regulation so that  Provida’s liabilities would more accurately reflect the amount that will effectively be paid (i.e. fair value). Likewise, by mutual consent of the parties, (previous compensation to the insurer for change in conditions), the  financial performance of  cash flow surplus was modified with a bench mark determined by assets of similar duration than the insurer’s liability.

In view of changes made in the management of assets and liabilities associated with the life and disability insurance, AFP Provida has mitigated the associated risk to the interest rate evolution.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

The depositary for our American Depositary Shares (“ADSs”) is the Bank of New York Mellon (“BNYM”).

Holders of our ADSs are generally expected to pay fees to BNYM according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	▪	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	▪	Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
U.S.$0.02 (or less) per ADS	▪	Any cash distribution to ADSs registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	▪	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	▪	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	▪	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	▪	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	▪	As necessary

BNYM collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. BNYM also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BNYM may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. BNYM may generally refuse to provide fee-attracting services until its fees for those services are paid.

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2009, the Depositary reimbursed US$40,850 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2009:

Amount Reimbursed in the Year Ended
Category of Expenses	December 31, 2009
(In US$)
Listing fees	38,000
Professional services	2,850

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been cured within 30 days.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision and with the participation of its management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness as of December 31, 2009 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2009 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so to allow decisions regarding required disclosures.

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

Under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2009, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 29, 2010 expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating that (1) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements of the Company and (2) that a convenience translation of constant Chilean peso amounts to U.S. dollar amounts was presented.

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

For the fiscal year 2009, Provida’s Board of Directors determined that Mr. Jesus del Pino Duran, a member of the Directors’ Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on Mr. del Pino ’s understanding of Chilean GAAP, his ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, his experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Consolidated Financial Statements, his understanding of internal controls over financial reporting and his understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s Consolidated Financial Statements. The audit committee’s financial expert, here Mr. del Pino, currently satisfies the “independence” standard established in Rule 10A-3 of the Exchange Act.

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

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Amounts paid to the auditors for statutory audit and other services were provided as follows:

	As of December 31,
	2008	2009
	(In constant MCh$)
Audit Fees(1)	232.2	336.8
Audit Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	232.2	336.8
(1)
Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte for the audit of Provida’s annual financial statements or services that are normally provided by Deloitte, in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, were MCh$232.2 million and MCh$336.8 million in 2008 and 2009, respectively.

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

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2009, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

From the date of the Ordinary Shareholders’ meeting held on April 30, 2009, where it was agreed that Provida would continue to retain the services of the external auditing firm, there have been no changes in this area for the fiscal year 2009.

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

Dated: May 17, 2010

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
MUS$	-	Millions of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the accompanying consolidated balance sheets of Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (“the Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income and cash flows for each of three years in the period ended December 31, 2009, all expressed in millions of constant Chilean pesos. These consolidated financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 2.p. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)

	As of December 31,
	2008	2009	2009
			(Note 2.p)
	MCh$	MCh$	ThUS$
Assets
Current Assets
Cash	5,799	11,751	23,173
Time deposits (Note 4)	22,973	28,689	56,575
Marketable securities (Note 5)	236	48	95
Receivables from Pension Fund	133	188	371
Receivables from Insurance Companies (Note 8)	464	531	1,047
Receivables from the State (Note 8)	5,439	1,499	2,956
Receivables and notes due from related companies (Note 9)	2,989	7,570	14,928
Fees receivable (Note 7)	473	578	1,140
Miscellaneous Receivables, net (Note 10)	1,660	1,751	3,453
Accounts receivable	47	91	179
Inventories	86	222	438
Recoverable Taxes, net (Note 22)	2,174	-	-
Prepaid expenses (Note 11)	80	87	172
Deferred Income Taxes (Note 22)	279	159	314
Total Current Assets	42,832	53,164	104,841
Mandatory Investment
Mandatory Investment – Fund type A	20,642	33,455	65,973
Mandatory Investment – Fund type B	25,910	34,951	68,923
Mandatory Investment – Fund type C	65,221	81,073	159,876
Mandatory Investment – Fund type D	19,744	24,251	47,823
Mandatory Investment – Fund type E	7,102	5,399	10,647
Total Mandatory Investment (Note 6)	138,619	179,129	353,242
Property, Plant and Equipment, net
Land	5,879	5,879	11,593
Buildings and Infrastructure	21,205	21,008	41,428
Equipment, furniture and fixtures	2,443	1,525	3,007
Other Fixed Assets	10,232	10,937	21,568
(Less) Accumulated Depreciation	(11,655)	(11,262)	(22,209)
Total Property, Plant and Equipment, net (Note 12)	28,104	28,087	55,387
Other Assets
Investment in related companies (Note 13)	15,724	18,331	36,149
Goodwill, net of accumulated amortization of MCh$85,023 and MCh$90,667 at December 31, 2008 and 2009, respectively (Note 13)	59,093	51,756	102,063
Receivable and notes due from related companies (Note 9)	112	46	91
Other Assets (Note 14)	4,317	4,831	9,525
Intangibles	8,445	9,181	18,105
Amortization of intangibles, excluding goodwill	(5,572)	(9,181)	(18,105)
Total Other Assets	82,119	74,964	147,828
Total Assets	291,674	335,344	661,298

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes)

	As of December 31,
	2008	2009	2009
			(Note 2.p)
	MCh$	MCh$	ThUS$
Liabilities and Shareholders’ Equity
Current Liabilities
Obligations with banks and financial institutions (Note 15)	246	43	85
Dividends payable	147	118	233
Accounts payable	2,174	1,827	3,603
Notes and accounts due to related companies (Note 9 and 16)	4,285	1,581	3,118
Accounts payable to National Health Fund (Note 17)	451	477	941
Pensions payable	4,404	280	552
Collections to be cleared (Note 8)	177	94	185
Accounts payable to insurance companies (Note 8)	34	-	-
Accrued expenses (Note 19)	39,687	25,575	50,434
Withholdings (Note 18)	1,507	1,947	3,839
Withholdings from pensioners (Note 17)	2,459	2,858	5,636
Income tax (Note 22)	-	4,944	9,750
Other current liabilities (Note 20)	71	131	258
Total Current Liabilities	55,642	39,875	78,634
Long-Term Liabilities
Long-term deferred taxes (Note 22)	5,264	7,339	14,472
Other long-term liabilities (Note 21 and 23)	1,192	1,131	2,230
Total Long-Term Liabilities	6,456	8,470	16,702
Commitments and Contingencies (Note 34)	-	-	-
Shareholders’ Equity
Paid-in Capital	104,610	104,610	206,291
Additional Paid-in Capital	150	150	296
Other reserves	(10,755)	(15,512)	(30,590)
Retained earnings	135,571	197,751	389,965
Total Shareholders’ Equity (Note 24)	229,576	286,999	565,962
Total Liabilities and Shareholders’ Equity	291,674	335,344	661,298

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)

	For the years ended December 31,
	2007	2008	2009	2009
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Operating Revenues:
Fee income (Note 7 and 35)	169,349	191,371	168,976	333,220
Gain (loss) on mandatory investments (Note 6 and 35)	21,015	(29,933)	32,829	64,739
Other operating revenues (Note 25)	8,416	11,572	11,804	23,277
Total Operating Revenues	198,780	173,010	213,609	421,236
Operating Expenses:
Administrative personnel payroll expenses	(22,188)	(19,832)	(22,096)	(43,573)
Sales personnel payroll expenses (Note 35)	(11,090)	(11,519)	(12,363)	(24,380)
Directors’ fees (Note 27)	(145)	(129)	(225)	(444)
Selling and marketing expenses	(1,009)	(1,419)	(2,401)	(4,735)
Data processing expenses	(3,710)	(3,610)	(3,173)	(6,257)
Administrative expenses	(16,740)	(16,057)	(16,835)	(33,199)
Depreciation (Note 12)	(1,763)	(1,737)	(2,719)	(5,362)
Amortization	(1,562)	(1,885)	(3,609)	(7,117)
Life and disability insurance premium expenses (Note 8 and 35)	(73,002)	(106,119)	(61,361)	(121,004)
Other operating expenses (Note 29)	(2,112)	(2,333)	(3,110)	(6,133)
Total Operating Expenses	(133,321)	(164,640)	(127,892)	(252,204)
Net Operating Income	65,459	8,370	85,717	169,032
Non-Operating Income (Expenses):
Gain on financial investments	36	346	225	444
Equity participation income of related companies (Note 13)	3,724	438	8,440	16,644
Amortization of goodwill (Note 13)	(5,679)	(5,565)	(5,644)	(11,130)
Other non-operating income (Note 26)	4,459	3,524	2,562	5,052
Interest expenses (Note 28)	(2,188)	(590)	(171)	(337)
Other non-operating expenses (Note 29)	(2,008)	(483)	(1,053)	(2,075)
Price-level restatement, net (Note 30)	(7,721)	(11,936)	2,993	5,902
Foreign exchange gain (loss)	890	(1,127)	384	757
Net Non-Operating (Expenses)	(8,487)	(15,393)	7,736	15,257
Income (loss) before income taxes	56,972	(7,023)	93,453	184,289
Income Taxes (Note 22)	(8,894)	(3,483)	(12,009)	(23,682)
Net Income (loss)	48,078	(10,506)	81,444	160,607

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes)

	For the years ended December 31,
	2007	2008	2009	2009
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
Cash Flow from Operating Activities:
Fee income – received	171,464	191,304	168,963	333,195
Proceeds on investments - received	37	468	598	1,179
Other operating revenues	13,655	36,171	21,306	42,015
Total operating revenues	185,156	227,943	190,867	376,389
Payroll expenditures	(33,342)	(34,868)	(33,655)	(66,368)
Selling and marketing - expenditures	(542)	(859)	(1,311)	(2,585)
Data processing expenditures	(2,076)	(1,188)	(2,680)	(5,285)
Administrative expenditures	(18,860)	(14,213)	(25,393)	(50,075)
Life and disability insurance expenditures	(69,544)	(94,053)	(81,501)	(160,720)
Other operating expenses	(16,855)	(16,311)	(7,876)	(15,531)
Total operating expenses	(141,219)	(161,492)	(152,416)	(300,564)
Net cash provided by operating activities	43,937	66,451	38,451	75,825
Cash Flow from Financing Activities:
Dividends paid	(24,027)	(37,987)	(20,241)	(39,915)
Bank borrowings	506,380	171,124	70,969	139,951
Repayment of bank borrowings	(527,906)	(172,010)	(71,077)	(140,164)
Repayment of accounts due to related companies	(11,656)	(4,870)	(5,503)	(10,852)
Other financing	12,052	8,460	5,685	11,211
Other	-	930	-	-
Net cash (used in) financing activities	(45,157)	(34,353)	(20,167)	(39,769)
Cash Flow from Investing Activities:
Sale of marketable securities	162	14	-	-
Sale of mandatory investments	4,695	5,174	5,290	10,432
Collection of other accounts receivable from related companies	83	245	-	-
Other proceeds from investments	8,754	479	125	246
Additions to premises and equipment	(871)	(1,361)	(2,982)	(5,880)
Purchase of marketable securities	(828)	(1,189)	4	8
Purchase of mandatory investments	(8,993)	(9,724)	(9,699)	(19,126)
Investments in related companies	(472)	-	-	-
Other	(1,215)	259	157	310
Net cash provided by (used in) investing activities	1,315	(6,103)	(7,105)	(14,010)
Total net positive cash flow for the period	95	25,995	11,179	22,046
Effect of inflation on cash and cash equivalents	(361)	(637)	489	964
Increase (decrease) in cash and cash equivalents	(266)	25,358	11,668	23,010
Cash and cash equivalents at beginning of period	3,680	3,414	28,772	56,738
Cash and Cash Equivalents at end of period	3,414	28,772	40,440	79,748
Supplemental cash flow information:
Cash paid during the year for:
Interest	1,690	1,552	0	0
Taxes	333	306	5,325	10501

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES AND NET INCOME FOR THE YEAR

(Restated for general price-level changes)

	For the years ended December 31,
	2007	2008	2009	2009
				(Note 2.p)
	MCh$	MCh$	MCh$	ThUS$
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET INCOME FOR THE YEAR
Net Income for the year	48,078	(10,506)	81,444	160,607
Deduct debits (credits) to income which do not represent cash flows	(4,418)	69,077	(40,818)	(80,492)
Depreciation and amortization for the period	9,004	9,187	11,972	23,609
Gain on mandatory investments	(21,015)	29,933	(32,829)	(64,738)
Accrued fee income	2,114	(66)	(13)	(26)
Life and disability insurance expenses	3,459	12,065	(20,140)	(39,716)
Equity participation income of related companies	(3,724)	(438)	(8,440)	(16,644)
Price-level restatement, net	7,721	11,936	(2,993)	(5,902)
Foreign exchange gain (loss)	(890)	1,127	(384)	(757)
Other operating funds	(1,087)	5,333	12,009	23,682
Decrease (increase) in Current Assets	337	(2,455)	4,349	8,576
Accounts receivable from pension funds, insurance companies and State	3,839	(2,468)	3,713	7,322
Inventories	(10)	(16)	(136)	(268)
Other current assets	(3,492)	29	772	1,522
Increase (decrease) in Current Liabilities	(60)	10,335	(6,524)	(12,866)
Notes payable, accounts payable and miscellaneous creditors	3,741	9,109	(2,309)	(4,553)
Collections to be cleared, accrued reimbursement collections by employers and participants for payments in excess	(21)	(281)	(83)	(164)
Accounts payable to National Health Fund, Pension	(20)	(19)	(8)	(16)
Income tax	(97)	(36)	-	-
Pensions payable	960	1,562	(4,124)	(8,133)
Other accounts payable related to non operating results	(4,623)	-	-	-
Net Cash provided by Operating Activities	43,937	66,451	38,451	75,825

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1.	THE COMPANY

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

b. Basis of Consolidation – The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. and the following subsidiaries:

Subsidiary	2007%	2008%	2009%
Provida Internacional S.A.	99.999860	99.999860	99.999860
AFP Génesis S.A. de Ecuador	99.999994	99.999994	99.999994

All significant transactions and balances between the companies have been eliminated in consolidation.

As of January 1, 2001, the subsidiary Provida Internacional S.A. maintains its accounting records in US dollars in accordance with Chilean GAAP. For consolidation purposes, these financial statements in dollars have been translated into Chilean pesos using the exchange rate as of the balance sheet closing date.

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

•
All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2009 (“constant pesos”) applied under the “prior month rule” as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2009. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index (*)	Change in index
2007	133.34	7.4%
2008	145,19	8.9%
2009	101,21	-2.3%

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Assets and liabilities denominated in foreign currency and UF (an inflation index-linked unit of account) and the investments in foreign related companies, have been translated into Chilean pesos at the following year-end exchange rates:

	As of December 31,
	2007	2008	2009
Currency	(In constant of Ch$)
United States Dollar	496.89	636.45	507.10
UF (Unidad de Fomento)	19,622.66	21,452.57	20,942.88

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value, revaluing the assets and liabilities of the investee, as stipulated in Circular No.1,697 of the SVS and Technical Bulletin No.72 of the Chilean Association of Accountants. Subsequent to their acquisition, the respective proportion of the equity of the issuer to each Company’s investment is recognized using the equity method.

i. Goodwill – Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is recorded using the straight-line method over 20 years, the estimated period of the investment return.

The balances of goodwill, determined as explained above, were generated prior to the issue of Circular No.1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

j. Income tax and deferred taxes – Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items have been recorded as established in Technical Bulletin No. 60 (“BT60”) of the Chilean Association of Accountants. Deferred taxes are recorded on all temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal. In addition, deferred tax assets are recognized for tax loss carryforwards.

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

o. Derivative Activities – The Company has maintained forward contracts to cover its exposure to foreign exchange fluctuation financing risks. These derivative instruments were stated at market value in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants. As of December 31, 2009 and 2008, the Company has not entered into any forward contracts.

p. Convenience translation to US dollars – Provida maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader using the observed exchange rate for December 31, 2009 of Ch$507.10 per US$1. This translation should not be taken to mean that the Chilean peso amounts actually represent, have been, or could be, converted into US dollars at such a rate or at any other rate.

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

During 2008 and 2009, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

NOTE 4.	TIME DEPOSITS

In 2008, investments in time deposits have been made with Banco Santander, Banco Crédito e Inversiones, Banco Corpbanca, Banco Internacional and Banco Security. In 2009 time deposits have been made with Banco Chile, Banco Santander, Banco Crédito e Inversiones and Banco Estado. The overnight deposits correspond to transactions with Brown Brothers Harriman Co. The amounts are detailed below:

	As of December 31,
	2008	2009
	MCh$	MCh$
Time deposits	22,878	27,688
Overnight deposits (US$ checking account) Brown Brothers Harriman	95	1,001
Total	22,973	28,689

The time deposits have original maturity dates of less than 90 days.

NOTE 5.	MARKETABLE SECURITIES

	As of December 31,
	2008	2009
	MCh$	MCh$
Marketable securities:
Corporate bonds titles of AFP Genesis, Ecuador	138	48
Bonds issued by Chilean Government agencies	63	-
Commercial paper	35	-
Total	236	48

NOTE 6.	MANDATORY INVESTMENT

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

If a fund’s annualized real return for a certain period of time were to be, in a specific month, lower than the minimum return, the Company must cover the difference within a 5 day-period. To do so, the Company is permitted to apply funds from the mandatory investment, and in that event, such amount must be refunded in 15 days. If a pension fund administrator (“AFP”) fails to observe either the minimum reserve fund requirement or the minimum return requirement, it may eventually be dissolved in accordance with the Pension Law. As of December 31, 2009 and 2008 the Company has complied with the minimum reserve and minimum return requirements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Mandatory Reserve investment in pension funds amounted to MCh$138,619 and MCh$179,129 as of December 31, 2008 and 2009 respectively, as per the following detail:

	As of December 31,
	2008	2009
	MCh$	MCh$
Pension Funds - Type A	20,642	33,455
Pension Funds - Type B	25,910	34,951
Pension Funds - Type C	65,221	81,073
Pension Funds - Type D	19,744	24,251
Pension Funds - Type E	7,102	5,399
Total	138,619	179,129

The Mandatory Reserve investment in pension funds resulted in a gain of MCh$21,015 during the year ended December 31, 2007, a loss of MCh$29,933 in the year ended December 31, 2008 and a gain of MCh$32,829 in the year ended December 31, 2009 from recognizing the variation in the value of its shares in the Pension Fund. These amounts are presented in the Consolidated Statements of Income in the line item "Gain (loss) on mandatory investments." The annual returns of the pension funds administered by Provida for the last three years are as follows:

	As of December 31,
	2007	2008	2009
	%	%	%
Pension Funds - Type A	11.23	-41.32	43.78
Pension Funds - Type B	7.16	-30.54	33.39
Pension Funds - Type C	4.55	-19.49	22.48
Pension Funds - Type D	3.34	-9.90	14.86
Pension Funds - Type E	1.27	-1.30	7.32

NOTE 7.	FEE INCOME

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

From April 1999 to May 2006, the fixed fees that legally are earned on a participants’ account, were Ch$ 390 per account per month. Since then the fixed fee was eliminated. From December 2000 to May 2006 the variable fee was 2.25% of the participants’ salary and from that date until December 2007 the variable fee was 2.39%. Starting January 2008, the variable fee rose to 2.59%, subsequently, in October 2008 the variable fee climbed at 2.64%. Those participants who do not qualify for life and disability insurance are subject to a variable fee of 1.54% of salary for the years ended December 31, 2007 and 2008. All funds have the same fees.

Beginning on July 1, 2009, as a result of the change established in the Pension Reform Law, the AFPs are no longer to administer the life and disability insurance coverage, instead a group of insurance companies will provide such

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

insurance coverage, which was awarded in a public bidding process carried out in May 2009, the insurance cost for all participants irrespective of the AFP they contribute in, has been set at 1.87% over their taxable remunerations, as a result of changes above, the Company has reduced the fees charged to its affiliates from 2.64% to 1.54%.

For the years ended December 31, 2007, 2008 and 2009, fee income was as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Fixed fees	411	266	0
Variable fees	167,275	189,306	167,124
Other Fees	1,663	1,799	1,852
Total	169,349	191,371	168,976

As of December 31, 2008 and 2009, the accrued fee income was MCh$473 and MCh$578 respectively, which are included in “Fees receivable”.

NOTE 8.	DISABILITY AND SURVIVAL PENSION SYSTEM

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

In July 2009, the Pension Reform Law modified the above description, where the life and disability insurance administration will no longer be provided by the AFPs, instead the life and disability insurance was awarded through a public bidding process to a group of insurance companies. Under this new law requirement, the insurance cost for all participants regardless the AFP they contribute in, has been set at 1.87% over their taxable remuneration. Until July 2011, the insurance cost will be covered by any employer having 100 or more contributing workers, in any other case, the insurance cost will be covered by each worker. After July 2011, the insurance cost will be covered by all employers.

b. Insurance Contract:

In conformity with D.L. 3,500, on January 1, 2005, Provida entered into an insurance contract with BBVA Seguros de Vida S.A. (related party see Note 32) which expired on June 30, 2009 , as the new regulation described above became effective. The insurance contract entirely covers the pensions of participants declared disabled through the initial determination and additional contributions specified in a) above. This agreement does not exempt Provida from the responsibility and obligation of administering the payment of pensions originated by the initial determination, administering contributions to the member’s individual account, or making additional contributions, when applicable.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

During the first quarter of each year, Provida and the insurer compare the accumulated payments made by Provida in the prior fiscal year under the temporary rate and true-up to the sum of (i) the effective amounts paid by the insurer to affiliates or his or her beneficiaries ("temporary pensions and contributions") and (ii) the amount estimated by the insurer ("technical reserve") that it will be required to pay disabled affiliates once final determinations of disabled status are made by the medical commission (the sum of (i) and (ii) is referred to herein as the total cost of casualties”). Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable remuneration of contributors. If the cost of casualties is higher than temporary payments, Provida must pay to the insurer the difference up to a maximum limit established in the insurance contracts., based on maximum casualty rate. Provida has no obligation of payments exceeding the maximum casualty rate; however, if the insurer could not be able to pay the benefits to the participants, Provida would be responsible for such payments.

The last disability and survival insurance premium with effective coverage from January 1, 2005 to June 30, 2009 was purchased from BBVA Seguros de Vida S.A. The initial contract's maximum casualty rate was 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the coverage period of the contract’s at a temporary premium rate of 0.70%. Provida’s participation over the surplus will be 100% if the casualty rate is equal to or lower than 1.27%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables and the consequent impact in the higher casualty costs upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate is 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate is 1.00%, retaining the monthly fixed premium of UF 2,150.

In addition, the insurance contract contemplates annual true-ups between all the payments made by Provida (temporary premium and previous true-ups) and the total cost of casualties (paid or accrued by the insurer), taking place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded at December 31 of previous year, resulting from applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer).

On July 1, 2009, BBVA Seguros de Vida has adopted General Rule N°243, allowing it to voluntarily determine the casualties reserves at a market interest rate on a monthly basis. Consequently and given the impact of such determination over the administration of the insurance contract and the associated risks, the parties, by common agreement, modified the conditions of the financial income. The above considering that providing the life and disability insurance implies a mismatch in the risk between the assets and liabilities generated by such obligation and, that the conditions of the contract could be modified by any of the parties if new regulations are enacted with requirements affecting the contract, as actually occurred.

The final settlement of this contract will occur 48 months after the expiration date of the coverage period, i.e. June 30, 2009, but is extendable for up to 2 years by common agreement.

The previous insurance policy related to life and disability in force from August 1, 2003 to December 31, 2004 entered into with BBVA Seguros de Vida S.A. Premiums had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus for the amount of 0.85%. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the affiliates on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The contract's annual true-ups take place on March 31 of each year beginning in 2005. The date of the final settlement of this contract was contemplated to occur on December 31, 2008, but was extended for two years by common agreement of the parties.

The insurance policy in force from August 1, 2001 to July 31, 2003, was entered into with ING Seguros de Vida S.A.(formerly Aetna Chile Seguros de Vida S.A.). Premiums had a maximum rate of 0.95% expressed as a percentage of

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate is equal to or lower than 0.95% and greater than 0.80% of the participants’ taxable remuneration; if the casualty rate was equal to or less than 0.80%, Provida also had the right to an additional participation in 90% of the surplus for the amount that was below 0.80%. Additionally, the contract established a monthly fixed premium of UF 2,200 for the contract coverage period. The date of the final settlement of this contract was contemplated to occur on January 31, 2008, but it was finally settled on December 29, 2008, implying a net positive balance of UF 23,375.19 (MCh$490) that has been maintained as a reserve in order to face possible disbursements that Provida should make for such contract. As of December 31, 2008, this amount was used to covered those casualties requiring financing after the contract’s expiration date.

c. Effect on results:

Insurance premium expenses for the years ended December 31, 2007, 2008 and 2009, totaled MCh$73,002, MCh$106,119 and MCh$61,361 respectively, and are recorded as “Life and disability insurance premium expenses”.

“Other Operating Revenues” includes settlements for favorable casualty rate and monthly financial revenues amounting to MCh$1,881, MCh$2,869 and MCh$3,457 in 2007, 2008 and 2009, respectively, for contract settlements from previous years, as shown below:

	Years ended December 31,
	2007	2008	2009
Items	MCh$	MCh$	MCh$
Annual expenses for Disability and Survival insurance premiums	48,448	70,440	45,187
Unfavorable adjustments for casualty rate	24,554	35,679	16,174
Net expenses for the year	73,002	106,119	61,361
Interest income (Note 25)	(1,881)	(2,869)	(3,457)
Total expenses for the year	71,121	103,250	57,904

Details of contracts with pending settlements for casualty adjustments are in letter b) of this note and Note 34c).

Since January 1, 2004, in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model is less than that cost calculated and registered by the insurance company, by law, this last amount will be accrued. On the contrary, if the casualty rate calculated by the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model.

BBVA Seguros de Vida has adopted a new regulation (General Rule N°243) effective beginning on July 1, 2009, permitting the insurers to voluntarily determine their casualties reserves at a market interest rate on a monthly basis for those life and disability contracts with a coverage period expiring before June 30, 2009. Consequently, when such regulation was applied for the first time in July 2009, it resulted in a decrease in the amount of reserves as compared to prior month, due to prior month reserves were determined using historical rates, that according to law would be the minimum rate for the prior semester, which were lower than those rates used for life and disability annuities prevailing in the market.

Likewise, Provida has been applying its casualty model on a monthly basis in order to determine the fair value of its life and disability insurance obligation at the effective dates of casualties payments. Given that Provida estimates that life and disability interest rates for annuities would be at lower average levels for the next three years than the effective rate to settle the obligation, an additional accrual has been made that explains the difference between the amount required by the insurer and the actual amount accrued by Provida as of December 31, 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On the contrary, in December 2008 because of the lower rates prevailing in the market, specially those used by law to determine reserves for casualties in such period (minimum rate for the prior semester), and given that the next three-year forward rates used by Provida in its casualty model were higher, the accruals resulted from the model were lower than the amounts determined by the insurer. Therefore, by law, the insurer’s amounts were used as the basis to record the accrual, for the year ended December 31, 2008.

d. Liabilities arising from additional contributions:

d.1) Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$177 and MCh$94 as of December 31, 2008 and 2009, respectively. These liabilities are recorded under the caption “Collection to be cleared” in the Consolidated Balance Sheets and consist of the following:

	As of December 31,
	2008	2009
	MCh$	MCh$
1. Pending additional contributions
Contributions of workers not identified in the participants’ master file or transferred to other Administrators, or deceased affiliates, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summary.	46	47
2. Additional contributions to be cleared
Additional contributions and health insurance contributions of independent participants paid for which the support sheet has not been received	131	47
Total	177	94

The balance of pending contributions will be settled by the internal process of clearance or by transferring them to other pension fund administrators, beginning on January 1, 1988, these contributions are paid directly into the Pension Fund.

d.2) Comparative analysis of pending additional contributions:

	As of December 31,
	2008	2009
	MCh$	MCh$
Pending additional contributions
Beginning balance	46	47
Leftovers for the year	-	-
Cleared leftover items:	-	-
• For Provida	-	-
• Sent to other Administrators	-	-
Total	46	47

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
e. Accounts Payable to Insurance Companies

This account represents obligations of the Administrator for life and disability insurance premiums with ING Seguros de Vida S.A. The balance corresponds to obligations of the Company to ING Seguros de Vida S.A. for casualties for contracts expired in 2001.

	As of December 31,
	2008	2009
	MCh$	MCh$
ING Seguros de Vida S.A.	34	-
Total	34	-

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

f. 1) Receivable from Insurance Companies

	As of December 31,
	2008	2009
	MCh$	MCh$
Life Insurance Companies (*):
Balance at end of previous year	276	475
Receivables from insurance companies	14,159	13,347
Insurance companies’ reimbursements	(13,971)	(13,291)
Total	464	531

(*)
Includes contracts with ING Seguros de Vida S.A., Consorcio Nacional de Seguros Compañía de Seguros de Vida S.A., Chilena Consolidada Seguros de Vida S.A., Security Previsión S.A., ISE Seguros de Vida S.A., Euroamérica Seguros de Vida S.A. and  Interamericana Seguros de Vida S.A.

f. 2) Receivable from the State

	As of December 31,
	2008	2009
	MCh$	MCh$
Balance at end of previous year	1,751	5,567
• Pensions financed with state guarantee according to Art. 73 of D.L. 3,500	51,548	38,663
• Payments financed by APS (*)	-	7,479
• Payments financed by the Administrator	4,632	4,842
• Reimbursement of state guarantee	(50,547)	(40,476)
• Reimbursement of APS (*)	-	(8,426)
• Reimbursement of payments financed by the Administrator	(1,945)	(6,150)
Total	5,439	1,499

(*) Solidarity Pension Contribution (APS)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.	Accruals for higher casualty rate arising from life and disability insurance

Accruals for unfavorable casualty rate amounted to MCh$33,094 and MCh$13,360 net of finance income of MCh$2,476 and MCh$3,237 as of December 31, 2008 and 2009, respectively:

The detail of the short term provision is as follows:

		Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Accruals (MCh$) (*)
Insurance Company	Period covered by the contract (MMYY-MMYY)	Date	Amount (MCh$)	to the reported date	At 12.31.2009	Accruals recorded at the date of the	Gross accruals at the current
						Information provided by the Insurance Company (**)	year-end (not including financial revenues effects)
BBVA Seguros de Vida S.A(**).	08-2003 to 12-2004	12/31/2009	83,071	82,778	82,778	(24)	(24)
BBVA Seguros de Vida S.A.(***)	01-2005 to 06-2009	12/31/2009	334,881	331,389	331,389	(3,492)	(16,573)
						(3,516)	(16,597)

(*)
BBVA Seguros de Vida S.A. adopted General Rule N°243 effective beginning on July 1, 2009 allowing it to voluntarily determine the casualty reserve for those life and disability insurance contracts which coverage period before June 30, 2009, at a market interest rate on a monthly basis. Consequently, resulted in a decreased amount of reserves as the reserves were determined at historical rates lower than the current ones. Likewise, Provida by estimating that the market rates would be lower for the next three year than the rates at the effective dates to settle the obligation, has made an additional accrual that explains the difference between the amount required by the insurer and the actual amount accrued by Provida.

(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$268 was assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$2,518 discounted from the balance payable to insurers according to the respective contracts.

g.1) Details according to life and disability insurance contracts:

Contract	Insurance Company	Covering period	Sub-period covered by the contract
1	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
2	BBVA Seguros de Vida S.A.	January 1, 2005 to June 2009	N/A

N/A: Not applicable

g.2) Detail of the disability insurance costs

Costs for casualties incurred by the insurance companies
	2008						2009
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	3,201	537	1,118	20,465	25	20	112	29	97	1,971	23	8
2	57,048	12,260	887	11,653	8	2	61,489	11,950	1,784	38,533	16	12

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

g.3) Detail of the life insurance costs

Costs for casualties incurred by the insurance companies
	2008						2009
	Temporary Pensions		Additional Contribution		Contribution		Temporary Pensions		Additional Contribution		Contribution
Contract N°	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	-	-	6	57	-	-	-	-	6	15	-	-
2	-	-	1,654	22,397	-	-	-	-	1,378	19,295	-	-

g.4) Detail of financial revenues of life and disability insurance contracts

Contract N°	Financial revenues for 2008 period MCh$	Financial revenues for 2009 period MCh$
1	156	65
2	2,751	4,361

g.5) Details of life and disability insurance adjustments

As of December 31, 2008
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Dec. 31, 2008(*)	1	(2,124)	4	79,850	83,440	53,457	3,228
Dec. 31, 2008(*)	2	(33,447)	-	113,675	292,541	214,011	5,679

As of December 31, 2009
Date of calculation	Contract N°	Adjustment paid MCh$	Pending payment of financial revenues MCh$	Accumulated Payment (Insurance Company) MCh$	Total Cost of Casualties (Insurance Company) MCh$	Accumulated Payments of Temporary and Fixed Premium (Provida) MCh$	Accrued financial Accumulated MCh$
Sep. 30, 2009	1	30,085	65	81,811	83,071	53,458	3,290
Sep. 30, 2009	2	85,925	4,361	183,378	334,881	245,378	10,036

(*)	Contracts with BBVA Seguros de Vida have pre-settlements on December 31 of each year payables in March of the following year.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9.	BALANCES WITH RELATED COMPANIES

a) Receivables and notes due from related companies are as follows:

	Short-term		Long-term
	2008	2009	2008	2009
	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	1	1	-	-
BBVA Seguros de Vida S.A .(*)	2,781	7,264	-	-
Soc. Adm. de Fondos de Cesantía Chile S.A. (“AFC”)(**)	113	96	112	46
BBVA Chile S.A.	94	209	-	-
Total	2,989	7,570	112	46

(*)	Includes MCh$2,778 and MCh$7,263 in 2008 and 2009 respectively, from advances for additional contributions financed by the Company.
(**)	Includes contracts in US$ for technical advisory services for a total of US$360,000 with Administradora de Fondos de Cesantía Chile S.A. at the closing exchange rate.

b) Payables and notes due to related companies are as follows:

	Short-term		Long-term
	2008	2009	2008	2009
	MCh$	MCh$	MCh$	MCh$
Servicios de Adm. Previsional S.A. (Collection Contract)	269	232	-	-
BBVA Seguros de Vida S.A .(*)	2,731	359	-	-
BBVA Inversiones Chile S.A.(CMA)	657	667	-	-
BBVA Chile S.A. (Collection Contract)	389	209	-	-
BBVA Bancomer Servicios (Mexico)	239	114	-	-
Total	4,285	1,581	-	-

(*)	These amounts includes payables due for disability and survival insurance premium.

NOTE 10.	MISCELLANEOUS RECEIVABLES, NET

Miscellaneous receivables consist of the following:

	As of December 31,
	2008	2009
	MCh$	MCh$
Medical leave advances	114	95
Advances to suppliers	170	14
Other operational	34	-
Other AFP Génesis	397	568
Other	945	1,074
Total	1,660	1,751

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	As of December 31,
	2008	2009
	MCh$	MCh$
Insurance	21	26
Advertising	17	-
Advisory services	2	18
Prepaid expenses	13	14
Others	27	29
Total	80	87

NOTE 12.	PROPERTY, PLANT AND EQUIPMENT, NET

As previously indicated, property, plant and equipment are presented at cost plus price level restatement. Depreciation expense of MCh$1,763 in 2007, MCh$1,737 in 2008 and MCh$2,719 in 2009 were charged against income.

Property, plant and equipment consist of the following:

	As of December 31,
	2008	2009
	MCh$	MCh$
Land	5,879	5,879
Buildings and Infrastructure	21,205	21,008
Equipment furniture and fixtures	2,443	1,525
Other fixed assets (1)	10,232	10,937
Accumulated depreciation	(11,655)	(11,262)
Property plant and equipment net	28,104	28,087

(1) The item “Other fixed assets” includes capital leases and leasehold improvements. Capital leased assets acquired through financial leasing are recorded as per Note 2 g). Their future minimum payments are as follows:

		Maturity
	Interest rate annual	2009	2010	2011	2012	2013 and thereafter
		MCh$	MCh$	MCh$	MCh$	MCh$
Rancagua office	8.70%	10	10	10	10	4
Huérfanos office	8.97%	49	49	49	49	270
Total		59	59	59	59	274

Depreciation is included in operating expenses and has been calculated on a straight-line basis over the useful lives detailed below:

Years
Buildings and infrastructure	40 – 100
Equipment, furniture and fixtures	5 – 10
Other fixed assets	5 – 10

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13.	INVESTMENTS IN RELATED COMPANIES

a. Investments in related companies consist of the following:

	As of and for the years ended December 31,
	Participation			Carrying value		Equity in gain (loss)
	2007	2008	2009	2008	2009	2007	2008	2009
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Soc. Adm. de Fondos de Cesantía de Chile S.A.	37.80	37.80	37.80	1,202	1,304	(375)	84	202
Inversiones DCV S.A. (Chile)	23.14	23.14	23.14	286	264	64	78	68
Servicios de Adm. Previsional S.A. (Chile) (2)	37.87	37.87	37.87	1,689	2,976	409	767	1,287
Afore Bancomer (Mexico) (1)	7.50	7.50	7.50	7,635	8,895	2,024	(565)	4,338
AFP Horizonte (Peru) (1)	15.87	15.87	15.87	4,912	4,892	1,368	74	2,545
BBVA Crecer AFP (The Dominican Republic) (3) (4)	-	-	-	-	-	234	-	-
Total				15,724	18,331	3,724	438	8,440

(1)	These investments are measured in US$.

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

b. Goodwill, net:

The amounts of these accounts were MCh$59,093 in 2008 and MCh$51,756 in 2009 corresponding to the excess of the cost over equity proportional value (VPP) (net of accumulated amortization) as per the following:

	As of December 31,
	2008	2009
	MCh$	MCh$
AFP Protección (Chile) (1)	43,565	39,204
AFP Unión (Chile) (1)	6,179	5,518
AFP El Libertador (Chile) (1)	623	528
Afore Bancomer (Mexico)	8,266	6,171
AFP Génesis (Ecuador)	267	200
AFP Horizonte (Perú)	193	135
Total	59,093	51,756

(1)	Absorbed by Provida S.A.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Goodwill amounts are amortized over a maximum of 20 years, based on the estimated period of return on the investment. Both the amortization period and the method used are assessed at least once a year. Amortization expense was MCh$5,679, MCh$5,565 and MCh$5,644 for the years 2007, 2008 and 2009, respectively.

NOTE 14.	OTHER ASSETS

	As of December 31,
	2008	2009
	MCh$	MCh$
Mandatory investments of AFP Genesis Ecuador	4,111	3,789
Remodeling of leased customer service centers	68	862
Security deposits	69	100
Other deferred expenditures AFP Genesis	54	68
Employee loans and advances	15	12
Total	4,317	4,831

NOTE 15.	OBLIGATION WITH BANKS AND FINANCIAL INSTITUTIONS

Short-term obligations

The obligations with banks and financial institutions amounted to MCh$246 and MCh$43 as of December 31, 2008 and December 31, 2009 are detailed as follows:

	2008	2009
	MCh$	MCh$
Banco del Estado de Chile	14	22
Banco Santander Chile	68	8
Banco Crédito e Inversiones	1	6
Banco Brown Brothers Harriman	26	5
Banco BBVA Chile	1	1
Banco de Chile	136	1
Total	246	43

The use of the above lines of credit to finance business operations generates variable interest rate expenses as included in the contracts between the parties. As of December 31, 2009 the unused credit lines amount to MCh$47,000.

NOTE 16.	NOTES AND ACCOUNTS DUE TO RELATED COMPANIES

BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.)

Software license contract entered into on December 1, 2005, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, it is presented as intangible assets amounting to MCh$8,445 in 2008 and MCh$9,181 in 2009. During 2008 and 2009, enhancements for new projects were incorporated amounting to MCh$1,254 and MCh$735, respectively. The accumulated amortization of this intangible asset as of December 31, 2008 and 2009 was MCh$5,572 and MCh$9,181, respectively.

Contract entered into on December 1, 2005 for software maintenance and update services for changes related to new regulations or new requirements. This maintenance service is performed in the Maintenance Center (CMA). During the period, accruals for this service amounted to MCh$982 in 2008 and MCh$610 in 2009, respectively, have been included in the “Data processing expenses” line item.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

BBVA Bancomer Servicios (Mexico)

Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,342 at December 31, 2008 and MCh$880 at December 31, 2008 are included in the “Data processing expenses” line item.

NOTE 17.	WITHHOLDINGS FROM PENSIONERS

In conformity with the requirements in D.L. 3,500, the Administrator must collect the independent affiliates’ health contributions and discount health contributions from pensions financed by the Pension Fund and transfer these amounts to the Fondo Nacional de Salud (National Health Fund) or the corresponding health insurance institution.

Accordingly, balances in these accounts represent contributions collected that must be transferred to the National Health Fund or the respective health insurance institutions in the following month, in accordance with current regulations.

The balances owed as of December 31, 2008 and 2009 are as follows:

	As of December 31,
	2008	2009
	MCh$	MCh$
a. Independent affiliates
• Balance at closing of previous year	463	461
• Withholding of health contributions from participants during the year	5,644	5,800
• Payments to National Health Fund during the year	(5,656)	(5,784)
Independent participants’ health withholding	451	477
b. Pensioners
• Balance at closing of previous year	2,056	2,517
• Withholding of health contributions from pensioners during the year	27,078	32,759
• Payments to National Health Fund during the year	(11,207)	(13,532)
• Payments to Health Insurance institutions during the year	(15,502)	(18,918)
• Retention of taxes from pension	34	32
Pensioners health withholdings (*)	2,459	2,858

(*)	These amounts are included in “Withholdings from pensioners” on the balance sheet.

NOTE 18.	WITHHOLDINGS

Withholdings are as follows:

	As of December 31,
	2008	2009
	MCh$	MCh$
Social security payments	343	335
Payroll taxes withholdings	165	155
Other payroll withholdings	999	1,457
Total	1,507	1,947

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 19.	ACCRUED EXPENSES

Accrued expenses are as follows:
	As of December 31,
	2008	2009
	MCh$	MCh$
Accruals for unfavorable casualty rate	33,094	13,360
Accruals for incurred expenses as yet uninvoiced	1,899	5,398
Employee profit-sharing and other	2,191	3,238
Vacation accruals	1,571	1,394
Seniority bonuses	428	376
Other accruals	504	1,809
Total	39,687	25,575

Long-term accruals: There are no long-term accruals recorded as of December 31, 2008 and, 2009.

Write-offs: In the 2007, 2008 and 2009 years, the Company made write-offs of MCh$1,177, MCh$893 and MCh$1,050, respectively,  as detailed below:

	2007	2008	2009
	MCh$	MCh$	MCh$
Circular 650 (claims and profits) issued by the Superintendency of Pensions	256	239	419
Write-offs of receivables	626	337	167
Additional contributions and unrecoverable pensions	268	97	8
Collections	9	-	-
Other	18	220	456
Total	1,177	893	1,050

NOTE 20.	OTHER CURRENT LIABILITIES

	As of December 31,
	2008	2009
	MCh$	MCh$
Professional fees and other	71	131
Total	71	131

NOTE 21.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

		As of December 31,
	Interest	2008	2009
	Rate	MCh$	MCh$
Capital lease obligations (Note 12):
• U.A.P. Seguros de Vida	8.97%	323	300
• Seguros de Vida Euroamérica	8.70%	37	30
Other:
• Accrual for pensions Banco Hipotecario Chile (predecessor company)		662	632
• Security deposits		170	169
Total		1,192	1,131

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 22.	INCOME TAXES

In accordance with Chilean law, the Company and its subsidiary Provida Internacional S.A. determine the income taxes by applying an income tax rate of 17% over taxable basis for taxes purposes. The indirect subsidiary AFP Genesis in Ecuador constitutes accruals at a rate of 25% for income taxes.

As per the instructions in Note No. 1,466 of the Superintendency of Insurance and Securities, the income tax is as follows:

a. Income taxes:

	As of December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Taxable income	46,901	40,030	62,949
Income tax provision	7,973	6,805	10,917
Special Tax	16	14	14
Unremitted earnings for tax purposes	86,294	110,795	137,559
Shareholders’ credit for future dividends	17,118	21,323	26,143

The amount of unremitted tax earnings and the respective credits are as follows:

Year	Amount MCh$	Credit
2003	6,918	16.5%
2004	10,208	17.0%
2005	5,575	17.0%
2006	6,335	17.0%
2007	18,158	17.0%
2008	29,434	17.0%
2009	51,297	17.0%
Total	127,925

Income tax expense was MCh$8,894, MCh$3,483 and MCh$12,009 for the years ended December 31, 2007, 2008 and 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b. Deferred income taxes:

Deferred income taxes consist of the following as of December 31, 2008 and 2009:

	2008				2009
	Deferred income taxes				Deferred income taxes
	Assets		Liabilities		Assets		Liabilities
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	MCh$	MCh$	MCh$	MCh $	MCh$	MCh$	MCh$	MCh $
Leasing obligation, net	24	41	-	-	36	24	-	-
Accrued vacation	267	-	-	-	238	-	-	-
Leased assets, net	-	-	(3)	(57)	-	-	(3)	(54)
Provision for pensions of BHC	-	122	-	-	-	117	-	-
Tax goodwill of AFP El Libertador	-	-	(9)	(97)	-	-	(9)	(81)
Tax goodwill of AFP Unión	-	-	(94)	(957)	-	-	(92)	(846)
Tax goodwill AFP Protección	-	-	(658)	(6,748)	-	-	(650)	(6,015)
Depreciation	-	-	(48)	(1,871)	-	-	(47)	(1,807)
Gain (loss) on mandatory investment	-	-	-	(5,390)	-	-	-	(7,761)
Allowance for doubtful accounts	31	-	-	-	76	-	-	-
Other	35	-	-	-	-	-	(76)	-
Complementary accounts, net of accumulated amortization	(12)	(31)	746	9,724	(5)	(13)	691	9,097
Total	345	132	(66)	(5,396)	345	128	(186)	(7,467)

As of December 31, 2009, deferred income taxes for gains on shares of funds Types A, B, C, D and E regarding mandatory investments are registered at their present value amounting to MCh$7,761, and other temporary differences of MCh$264.

According to the instructions from the Superintendency of Pensions in Note N°23,186 for the calculation on a discounted basis of the deferred tax generated by gains on shares from mandatory investments as of December 31, 2008 and December 31, 2009, the deferred taxes nominal amount of MCh$15,961 has been discounted using the TIR rate of the Bonds “Tesorería General de la República”, NA (BTU) category, equivalent to 3.6707% as of December 31, 2009.

It is not possible to determine the amount of deferred taxes from the returns on mandatory investments that would be liquidated during 2009 up to December 2010, as it is not possible to determine the shares that will remain on hand at the date of preparation of these financial statements. Consequently, for Chilean GAAP purposes, the 100% of the balance of deferred tax balance associated with the gain (loss) on mandatory investment is, therefore, classified as long term.

c. Income taxes for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	MCh$	MCh$	MCh$
Current income tax	(7,973)	(6,805)	(10,917)
Deferred income taxes	(1,282)	2,535	(1,176)
Complementary accounts amortization	49	163	(901)
Credits for income taxes accruals	571	841	1,116
Adjustments for Income taxes (previous period)	-	-	385
Other (charges) credits	(259)	(217)	(516)
Income tax	(8,894)	(3,483)	(12,009)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d. Receivable and payable taxes are as follows:

	As of December 31,
	2008	2009
	MCh$	MCh$
Income tax provision	(6,805)	(10,917)
Special tax	(28)	(14)
Provisional monthly payments	7,676	4,921
Credits for training costs	207	315
Credits for taxes paid on foreign investment	1,124	751
Total	2,174	(4,944)

NOTE 23.	LONG-TERM LIABILITIES:

Maturities of long-term liabilities as shown in Note 21 are the following:

As of December 31, 2009
MCh$
2011	89
2012	92
2013	95
2014	36
2015 and thereafter	819
Total	1,131

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 24.	SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Paid-in capital	Additional Paid-in capital	Other reserves	Retained Earnings	Net income	Interim Dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2007	91,548	131	(7,984)	84,527	44,117	(6,247)	206,092
Transfer of 2006 net income	-	-	-	37,870	(44,117)	6,247	-
Interim dividend	-	-	-	(15,786)	-	-	(15,786)
Final dividends paid	-	-	-	-	-	(7,365)	(7,365)
Cumulative translation adjustment of foreign affiliates	-	-	(4,864)	-	-	-	(4,864)
Price-level restatement	6,774	10	(590)	8,000	-	(162)	14,032
Net income for the year	-	-	-	-	45,190	-	45,190
Balances as of December 31, 2007	98,322	141	(13,438)	114,611	45,190	(7,527)	237,299
Balances as of December 31, 2007 (1)	104,610	150	(14,297)	121,941	48,078	(8,008)	252,474
Balances as of January 1, 2008	98,322	141	(13,438)	114,611	45,190	(7,527)	237,299
Transfer of 2007 net income	-	-	-	37,663	(45,190)	7,527	-
Interim dividend	-	-	-	-	-	-	-
Final dividends paid	-	-	-	(15,230)	-	-	(15,230)
Cumulative translation adjustment of foreign affiliates	-	-	3,628	-	-	-	3,628
Price-level restatement	8,751	13	(1,198)	12,473	-	-	20,039
Net income for the year	-	-	-	-	(10,754)	-	(10,754)
Balances as of December 31, 2008	107,073	154	(11,008)	149,517	(10,754)	-	234,982
Balances as of December 31, 2008 (1)	104,610	150	(10,755)	146,077	(10,506)	-	229,576
Balances as of January 1, 2009	107,073	154	(11,008)	149,517	(10,754)	-	234,982
Transfer of 2008 net income	-	-	-	(10,754)	10,754	-	-
Interim dividend	-	-	-	-	-	(19,077)	(19,077)
Final dividends paid	-	-	-	-	-	-	-
Cumulative translation adjustment of foreign affiliates	-	-	(4,758)	-	-	-	(4,758)
Adjust equity related companies	-	-	-	(92)	-	-	(92)
Price-level restatement	(2,463)	(4)	254	(3,192)	-	(95)	(5,500)
Net income for the year	-	-	-	-	81,444		81,444
Balances as of December 31,2009	104,610	150	(15,512)	135,479	81,444	(19,172)	286,999

(1) Price-level restated in millions of constant Chilean pesos as of December 31, 2009

Common stock:

331,316,623 common shares with no par value represent Provida’s authorized, issued, and outstanding common stock at December 31, 2009.

Majority shareholders’ custodian:

	Years ended December 31,
	2007		2008		2009
	Purchased	Sale	Purchased	Sale	Purchased	Sale
	Shares	Shares	Shares	Shares	Shares	Shares
The Bank of New York (C.1375 SVS)	19,788,585	16,314,690	16,166,690	15,858,435	1,708,305	15,149,445

The Bank of New York acts as custodian for Provida’s American Depositary Shares.

Profit Distributions

As required by the Company’s by-laws, unless otherwise decided by the shareholders meeting through the unanimous vote of the issued and subscribed shares, Provida must distribute a cash dividend in an amount equal to at least 30% of Provida’s net income for each year. In relation to the payments of dividends, the Board of Directors pays an interim dividend during October and a final dividend after the General Shareholders’ meeting in the following year for a total amount equal to legal minimum and not exceeding the 50% of the net income. The dividend will depend on fulfillment of budgeted income, cash requirements to finance the mandatory reserve, development of the company, and final income for the year. For 2009 in the Ordinary Shareholders’ meeting in April 30, 2009 established that the amount of dividends must not exceed 75% of net income.

Other Reserves – Cumulative Translation Adjustment for Exchange Rate

The Company through its subsidiary Provida International S.A. accounts for its investments outside of Chile in accordance with Technical Bulletin No 64 of the Chilean Association of Accountants. As of December 31, 2008 and 2009 the cumulative translation adjustments related to those foreign investments due to changes in the valuation of the Chilean peso amount to MCh$10,754 and MCh$15,612, respectively, and are included under the caption “Other reserves” within the shareholders’ equity on the Consolidated Balance Sheets.

	As of December 31,
	2008	2009
	MCh$	MCh$
Cumulative translation adjustment
Balance at beginning of the year	(13,129)	(11,008)
Foreign exchange translation adjustments (Provida Internacional)	3,545	(4,758)
Price-level restatement of cumulative translation adjustment	(1,171)	254
Total	(10,755)	(15,512)

Interim dividends: In accordance with the dividends distribution policy, the Board of Directors’ intention is to pay an interim dividend in October of each year. At the Board of Directors Ordinary Meeting held on September 28, 2009 agreed to pay the interim dividend N˚51 of 57.58 per share, whose payment was made in October 30, 2009.

Treasury stock: None.

Final Dividends: The Ordinary Shareholders Meeting held on April 30, 2009 and given the net loss in the year 2008 totaled MCh$10,754 (historical), agreed to do not distribute final dividends.

NOTE 25.	OTHER OPERATING REVENUES

The “Other Operating Revenues” amounting to MCh$8,416 in 2007, MCh$11,572 in 2008 and MCh$11,804 in 2009 are detailed as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
a. Insurance Contract Settlements: (1)
• Preliminary settlements contract, August 03 – December 04	685	167	67
• Preliminary settlements contract, August 04 –June 09	1,196	2,702	3,390
b. Surcharge and collection costs (1)	1,313	755	786
c. Revenues from services rendered by Administradora de Fondos de Cesantía de Chile S.A. (2)	567	596	718
d. Other operating revenues - AFP Genesis in Ecuador	4,655	7,352	6,843
Total	8,416	11,572	11,804

(1)	Surcharge and recovery of collections costs for contributions that are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.

(2)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A., as detailed in Note 32.

NOTE 26.	OTHER NON-OPERATING INCOME

The detail of other non-operating income is as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Rental of premises	2,010	2,122	2,020
Penalty interest	17	8	9
Other revenues of subsidiary Genesis in Ecuador	5	4	3
Refundable taxes (prior year)	-	571	-
Refunds of Contributions Credits AT 2005-2006	-	320	-
Tax refunds of sale of subsidiary AFP Crecer (Dominican Rep.)	-	254	-
Refunds of casualties Fidelidad Funcionaria Insurance	-	52	-
Interest Previred current account	20	-	-
Gain on sale of assets	180	3	-
Gains on Provida Internacional-sale of equity method investments	2,214	-	-
Other	13	190	530
Total	4,459	3,524	2,562

NOTE 27.	DIRECTORS’ FEES

Directors received fees as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Attendance fees	142	126	221
Other fees	3	3	4
Total	145	129	225

NOTE 28.	INTEREST EXPENSES

Interest expenses were as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Use of bank overdrafts	893	306	118
Interest on leasing contracts	38	34	32
Interest on Bank loans	760	-	-
Overdrafts tax	270	98	-
Others	227	152	21
Total	2,188	590	171

NOTE 29.	OTHER EXPENSES

a. Other Operating Expenses

Other operating expenses were MCh$2,112, MCh$2,333 and MCh$3,110 for the years ended December 31, 2007, 2008 and 2009, respectively. These expenses are related to the evaluation and qualification of the affiliate disability levels, the costs associated with the medical commission and its doctors, adding the transport and accommodations for affiliates.

b. Other non-operating expenses

The detail of other non-operating expenses is as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Contingencies settled	1,717	156	608
Other Banco Hipotecario Chile (predecessor)	147	106	68
Fines by SAFP	23	34	16
Other	121	187	361
Total	2,008	483	1,053

NOTE 30.	PRICE-LEVEL RESTATEMENT

The application of price level restatement is described in Note 2 c). The price-level restatement charges amounted to MCh$7,721, MCh$11,936 and MCh($2,993) in 2007, 2008 and 2009, respectively, are detailed as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Shareholders’ equity	14,929	19,577	(5,500)
Other assets	(8,046)	(8,532)	2,032
Property, plant and equipment, net	(2,666)	(3,154)	950
Liabilities	99	82	(23)
Accumulated depreciation	621	817	(293)
Income statement amounts	2,784	3,146	(159)
Net charge to income	7,721	11,936	(2,993)

NOTE 31.	SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
In the Consolidated Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Between 1 to 2,000 payrolls including VAT: UF 0.054 per payroll
Between 2,001 to 4,000 payrolls including VAT: UF 0.048 per payroll
Between 4,000 to 7,000 payrolls including VAT: UF 0.042 per payroll
Between 7,001 and more payrolls including VAT: UF 0.036 per payroll
Net costs recorded	423	340	208
Amount owed	31	96	28
Form of payment: cash

a.2) Banco Santander
Line of business: Banking activities
Value of Service including VAT: UF 0.023 per payroll
Net costs recorded	121	88	62
Amount owed	28	19	12
Form of payment: cash

a.3) Banco de Chile
Line of business: Banking activities
Value of service including VAT(*): UF 0.031 by payroll
Net costs recorded	2	1	1
Amount owed	-	-	-
Payment: cash
(*) Puerto Williams branches only.

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$

a.4) BBVA Chile
Line of business: Banking activities
Value of service including VAT: UF 0.024 by payroll
Net costs recorded	1,350	1,007	294
Amount owed	324	246	-
Payment: cash

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Value of service including VAT Ch$134.15 per payroll and Ch$24.09 per register, adjustable semi-annually
Net costs recorded	155	169	350
Amount owed	25	42	97
Payment: cash

a.6) Caja de Compensación Los Héroes
Line of business: Compensation Administrator
Value of service including VAT Ch$123.44 per payroll and Ch$22.18 per register, adjustable semi-annually
Net costs recorded	1	1	-
Amount owed	-	-	-
Payment: cash

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Value of service including VAT Ch$133.04 per payroll and Ch$23.91 per register, adjustable semi-annually
Net costs recorded	37	39	33
Amount owed	3	9	3
Payment: cash

a.8) Servicios de Administración Previsional
Line of business: Electronic collection services
Value of service including VAT Full Internet by a factor between 1 and 9,999, Ch$165.86 per payroll by a factor between 10,000 and 24,999 Ch$139.69 per payroll
by a factor between 25,000 and 49,999 Ch$142.29 per payroll
And per each line of detail Ch$36.25
Joint:
by a factor between 1 and 9,999 Ch$169.63 per payroll
by a factor between 10,000 and 24,999 Ch$139.69 per payroll
by a factor between 25,000 and 49,999 Ch$119.75 per payroll
and for line of detail Ch$33.56.
Between 1 and 1 line of detail Ch$438.47
between 2 and 5 lines of detail Ch$350.76.
between 6 and 9 lines of detail Ch$306.91.
between 10 and more lines of detail Ch$0.
Payrolls Declaration
Full Internet Ch$53.35
Joint Ch$104.77
Net costs recorded	721	1,077	1,297
Amount owed	68	269	232

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$

Payment: cash

a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Administrator
Value of service including VAT Ch$115.92 per payroll and Ch$20.84 per register, adjustable semi-annually
Net costs recorded	3	3	3
Amount owed	-	-	1
Payment: cash

b.	Depository Services

Depository services for securities and financial instruments of the pension funds and mandatory investments resulting in costs included in "Administrative Expenses" are as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
b.1 Brown Brothers Harriman & Co.
Line of business: Banking activities
Type services rendered: Custodian
Net costs recorded	352	396	351
Amount owed	-	-	-
Payment: Cash

b.2 Depósito Central de Valores S.A.
Line of business: Depositary Services
Type services rendered: Custodian
Net costs recorded	548	552	575
Amount owed	-	41	-
Payment: Cash
Total	900	989	926

c. Stock exchange transaction services

Brokerage costs are included in “Administrative Expenses”, as follows:

	Years ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Bolsa de Comercio de Chile
Line of business: Brokerage
Amount owed : MCh$NIL
Payment : Cash
Broker commissions	340	358	201
Fixed costs	139	162	152
Total	479	520	353

d. Administration and maintenance equipment services

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

Telefónica CTC Chile S.A. and Telefónica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" and "administrative expenses" amounted to MCh$903, MCh$152 and MCh$253 for the years ended December 31, 2007, 2008 and 2009, respectively.

There are no amounts owed to Telefónica CTC Chile S.A. in 2008 and 2009.

e. Tata Consultancy and Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments. This contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "administrative expenses" and amounted to MCh$626, MCh$664 and MCh$560 for the years ended December 31, 2007, 2008 and 2009, respectively.

Design and management of centralized database. This contract includes the management and safekeeping of the database regarding participants contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “administrative expenses” and amounted to MCh$98, MCh$107 and MCh$133 for the years ended December 31, 2007, 2008 and 2009, respectively.

Agreement for supplying digital forms. This agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. The costs for these services are included in “administrative expenses” and amounted to MCh$222 in 2007, MCh$163 in 2008 and MCh$11 in 2009.

There are no amounts owed to Tata Consultancy and Services BPO Chile S.A in 2008 and in 2009.

f. Agreement of rental and maintenance of equipments

Lanier de Chile S.A.: Contracts for photocopy equipment rental, technical service and maintenance of printers. The costs of these services are included in “administrative expenses” and amounted to MCh$22 in 2007, MCh$22 in 2008 and MCh$13 in 2009.

There are no amounts owed to Lanier de Chile S.A. in 2008 and in 2009.

Coasin Chile Ltda.: Contracts of equipment maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh295 in 2007, MCh$244 in 2008 and MCh$165 in 2009.

There are no amounts owed to Coasin Chile S.A. Ltda. in 2008 and in 2009.

Nielsoft Informatica Ltda. Contracts of system maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$204 in 2007, MCh$216 in 2008 and MCh$402 in 2009.

There are no amounts owed to Nielsoft Informática Ltda. in 2008 and in 2009.

Jordata Ltda.: This agreement considers the information capture process for participant contribution forms and other documents related to the Administrator’s operations. The costs for these services are included in “administrative expenses” and amounted to MCh$0 in 2008 and MCh$112 in 2009.

There are no amounts owed to Jordata Ltda. in 2008 and in 2009.

g. BBVA Banco (Chile)

Providing services of pension payments and saving withdrawals through a contract entered into on February 1, 2003. The related costs correspond to 0.042 UF (VAT included) for transactions between 0 and 25,000 for savings payments, and 0.031 UF (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$868 in 2007, MCh$936 in 2008 and MCh$1,010 in 2009.

Amounts owed were MCh$143 for the year ended December 31, 2008 and MCh$154 for the year ended December 31, 2009.

h. Mailing service payment

Mailing services with Correos de Chile for delivering the individual capitalization account balance to the affiliates every four months. This contract is effective from March 2003. The amounts accounted for as "administrative expenses" amounted to MCh$1,074 in 2007, MCh$1,048 in 2008 and MCh$1,220 in 2009.

There are no amounts owed to Correos de Chile in 2008 and in 2009.

j. Other minor services

Other contracts with EFCO Servicios Generales S.A, Telefonica Movil, Central de Restaurantes Aramark Araucaria y Parot Cia Ltda. (for cleaning offices services), Comunicaciones Capitulo (telephone line), Esener (air conditioning) and Thyssen (elevators) resulted in costs recognized as “administrative expenses” amounting to MCh$227, MCh$187 and MCh$252 for the years ended December 31, 2007, 2008 and 2009, respectively.

There are no amounts owed for other minor services for the years ended December 31, 2008 and 2009.

NOTE 32.	TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related companies for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

Company	Transaction		Amount of transactions			Effect on income (charge) credit
			2007	2008	2009		2007	2008	2009
BBVA Inversiones Chile S.A.(a)	Enhancement in Software License	MCh$	1,685	1,841	735	MCh$	(1,562)	(1,884)	(3,609)
	Software Maintenance Service	MCh$	1,137	982	610	MCh$	(1,137)	(982)	(610)
	Lease	MCh$	1	1	1	MCh$	1	1	1
	Self-service dispenser lease	MCh$	-	-	21	MCh$	-	-	(21)

BBVA Corredores de Bolsa S.A. (b)	Financial services	MCh$	153	183	150	MCh$	(153)	(183)	(150)

BBVA Chile S.A. (b)	Lease branches, BBVA Tower	MCh$	1,888	1,947	1,889	MCh$	1,888	1,947	1,889
	Lessee Overhead	MCh$	367	388	313	MCh$	(367)	(388)	(313)
	Lessor Overhead	MCh$	344	575	155	MCh$	344	575	155
	Withdrawal saving services	MCh$	184	158	138	MCh$	(184)	(158)	(138)
	Lease branches Huérfanos-Bandera	MCh$	902	801	655	MCh$	(902)	(801)	(655)
	Pension payments services	MCh$	684	778	820	MCh$	(684)	(778)	(820)
	Collection Contract	MCh$	1,350	1,007	294	MCh$	(1,350)	(1,007)	(294)
	Line of credit	MCh$	14,948	-	-	MCh$	(784)	(145)	-
	Expenses for current account maintenance	MCh$	47	24	9	MCh$	(47)	(24)	(9)

BBVA Compañía de Seguros de Vida S.A. (b)	Paid premiums	MCh$	48,393	70,437	44,665	MCh$	(48,393)	(70,437)	(44,665)
	Casualty rate Provision	MCh$	24,536	35,679	16,156	MCh$	(24,536)	(35,679)	(16,156)
	Financial Revenues	MCh$	1,880	2,869	3,457	MCh$	1,880	2,869	3,457
	Premium liquidation payments	MCh$	19,208	22,740	33,458	MCh$	-	-	-

Servicio de Adm. Previsional S.A. (c)	Electronic collection service	MCh$	721	1,077	1,297	MCh$	(721)	(1,077)	(1,297)
	Loan	MCh$	83	-	-	MCh$	20	-	-
	Password administration	MCh$	51	71	69	MCh$	(51)	(71)	(69)
	Data Processing	MCh$	24	23	27	MCh$	(24)	(23)	(27)
	Archive transfer		14	13	15	MCh$	(14)	(13)	(15)
	Technological Services	MCh$	2	8	8	MCh$	(2)	(8)	(8)
	Services and Pension Reform Law	MCh$	-	-	30	MCh$	-	-	(30)

Administradora de Fondos de Cesantía Chile S.A. (c)	Technological advisory and services	MCh$	373	125	296	MCh$	373	125	296
	Technological support and services	MCh$	193	471	382	MCh$	193	471	382
	Mercantile current account	MCh$	289	41	(83)	MCh$	-	-	-

BBVA Bancomer Servicios S.A	Data Processing	MCh$	1,077	1,342	880	MCh$	(1,077)	(1,342)	(880)

BBVA Corredora Técnica	Rental of Branch Offices	MCh$	-	-	11	MCh$	-	-	11

Nature of relationship:
(a) Parent (formerly BBVA Pensiones Chile S.A.)
(b) Member of Controlling Group.
(c) Affiliated Company.

NOTE 33.	HEDGE CONTRACTS

For the years ended December 31, 2008 and December 31, 2009, the Company did not entered into hedge contracts.

NOTE 34.	COMMITMENTS AND CONTINGENCIES

a. Guarantees granted

Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 (MCh$8,377) to Administradora de Fondos de Cesantía de Chile S.A. (its equity-method investee) equivalent to 151,200 UF (MCh$3,167). The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee expires in January 2012. Provida had not been required to perform under the guarantee for the years ended December 31, 2007, 2008 or 2009.

b. Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 of 1980 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$1).

The Company’s contingency is approximately UF270,446 (MCh$5,664). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c. Insurance Contract

The Company had entered into an insurance contract with BBVA Seguros de Vida S.A. from January 1, 2005 to June 30, 2009 which payment rates are described in Note 8 b), specifying the insurance rate in accordance with the casualties and financial income. The Pension Reform Law eliminated the exclusive responsibility of the life and disability insurance coverage and introduced a public bidding process held by all AFPs to insure their life and disability obligations at a common premium applicable to all AFPs. As a result of this bidding process carried out in May 2009, the insurance cost was established at 1.87% over the taxable remunerations of workers for all the AFPs effective commencing on July 2009.

The Company had an insurance contract with BBVA Seguros de Vida S.A. from August 1, 2003 to December 31, 2004.

On March 31, 2009 and on March 31, 2008 the Company paid UF 1,492,944.73 (MCh$31,267) and UF 987,477.24 (MCh$20,681) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 5 to June 30, 2009 contract. As indicated on Note 8 b), the final settlement of this contract will take place 48 months after the end of the coverage period, but it is extendable up to two years by common agreement, with pre-payments at March 31 of each year from 2006 onwards.

On March 31, 2009 and on March 31, 2008 the Company paid UF103,340.87 (MCh$2,164) and UF130,057.59 (MCh$2,724) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the August 03-December 04 Contract. As indicated on Note 8 b). The date of the final settlement of this contract was expected to occur on December 31, 2008, but was extended for two years by common agreement of the parties.

The Company had an Insurance Contract with ING Seguros de Vida S.A., in force from August 1, 2001 to July 31, 2003. The date of the final settlement of this contract was contemplated to occur on January 31, 2008, but it was settled on December 29, 2008, implying a net positive balance of UF23,375.19 (MCh$490) that has been maintained as a reserve in order to face possible disbursements that Provida should make for such contract. As of December 2008, this amount was used to covered those casualties requiring financing after the contract’s expiration date.

d. Litigation

As of December 31, 2009, there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. In the opinion of the Company’s Legal Advisory Division, at the end of these lawsuits, there will not be relevant unfavorable effects on the Company’s results.

Additionally, there are pending labor lawsuits related to pension matters in certain courts. According to the opinion of the Company’s Legal Advisory Division, there will not be unfavorable material effects on the Company’s results.

e. Derivative financial instruments Forward Contracts

As of December 31, 2007, 2008 and 2009 there were no derivative financial instruments forward contracts outstanding.

f. Contributions in default

Pension contributions that have not been completely paid as of October 1, 1982, must be communicated by employers to Provida, as stipulated in Law 18,646 dated August 19, 1987. The amounts of pension contributions that have been declared and not paid by employers corresponded to the total amount neither communicated nor paid since the date mentioned above until December 31, 2008 and 2009 respectively. Likewise, the amount has been estimated based on participants with positive balances in their individual capitalization accounts that have unpaid periods in the last 32 months, adjusted for the official unemployment rate and increases for indexation and interest.

g. Investment Abroad

As a consequence of the introduction of pension systems based on individual capitalization in other Latin American countries, Provida has taken part in these projects through capital contributions and sales of their internally developed software.

At year end, the Administrator maintains investments, through its subsidiary Provida International S.A., in AFP Horizonte (Peru) with a 15.87% ownership interest and an investment equivalent to US$4,063,668; in Génesis AFP (Ecuador) with a 99.999994% ownership interest and an investment equivalent to US$1,472,701 and in AFORE Bancomer (Mexico) with a 7.50% ownership interest and an investment equivalent to US$66,263,572.

h. Mandatory investments

The Company, as disclosed in Note 6, is responsible for a minimum return on its investments. Should that minimum return not meet the requirements, the Company may make up the difference with gains on its mandatory investment or buying more shares in the Pension Fund. As up to date and for all periods presented, Provida has met the requirements for the minimum return.

NOTE 35.	OPERATING REVENUES AND EXPENSES BY FUND

The operating revenues and expenses by fund for the year ending December 31, 2007, 2008 and 2009 are as follows:

Year 2007

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	99	77	194	33	7	410
Variable fee	36,588	57,566	60,758	10,752	1,612	167,276

Fees from programmed withdrawals and temporary income
Variable fee	20	33	313	1,188	109	1,663

Gains on mandatory investments	5,179	5,011	8,729	1,905	191	21,015
Total	41,886	62,687	69,994	13,878	1,919	190,364

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	15,745	25,657	26,868	4,078	654	73,002
Sales personnel payroll expenses	-	-	11,090	-	-	11,090
Commissions paid for custody of securities
National	105	120	253	62	8	548
Foreign	72	82	172	43	5	374
Stock exchange transaction expenses	93	106	220	53	7	479
Total	16,015	25,965	38,603	4,236	674	85,493

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

Year 2008

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for mandatory contribution deposits and provisional pension savings
Fixed Fee	77	35	131	18	5	266
Variable Fee	46,600	62,158	65,627	12,010	2,911	189,306

Fees from programmed withdrawals and temporary income
Variable Fee	13	24	396	1,243	123	1,799

Losses on mandatory investments	(12,551)	(8,448)	(8,882)	(307)	255	(29,933)
Total	34,139	53,769	57,272	12,964	3,294	161,438

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	25,985	35,041	37,702	5,857	1,534	106,119
Sales personnel payroll expenses	2,650	3,531	4,412	753	173	11,519
Commissions paid for custody of securities
National	101	110	254	70	17	552
Foreign	89	88	197	54	11	439
Stock exchange transaction expenses	106	105	233	63	13	520
Total	28,931	38,875	42,798	6,797	1,748	119,149

The “Other operating expenses” line item in the income statement not included in the previous table is directly or indirectly related to the Type C Pension Fund only.

Year 2009

A. OPERATING REVENUES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for contribution deposits
Fixed fee	-	-	-	-	-	-
Variable fee	38,340	52,938	58,160	11,856	5,830	167,124

Fees from programmed withdrawals and temporary income
Variable fee	6	14	347	1,319	166	1,852

Gains on mandatory investments	8,749	7,990	13,197	2,551	342	32,829
Total	47,095	60,942	71,704	15,726	6,338	201,805

B. OPERATING EXPENSES
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium expenses	13,823	19,899	21,554	3,849	2,236	61,361
Sales personnel payroll expenses	2,647	3,655	4,738	909	414	12,363
Commissions paid for custody of securities
National	98	115	259	77	26	575
Foreign	70	84	178	52	17	401
Stock exchange transaction expenses	59	69	161	48	16	353
Total	16,697	23,822	26,890	4,935	2,709	75,053

The “Other operating expenses” line item in the income statement not included in the table above is directly or indirectly related to the Type C Pension Fund only.

NOTE 36.	SEVERANCE PAYMENTS FOR YEARS OF SERVICE

Provida has recorded accruals of MCh$289 and MCh$162 in 2008 and 2009, respectively, to cover its severance indemnities in accordance with the collective bargaining agreement with its workers.

NOTE 37.	SANCTIONS

a) Superintendency of Pensions

In accordance with Resolution No. 0004, on January 11, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.2), for breaking regulations of instructions of Notes 1,143 and 1,168 regarding control over services received.

In accordance with Resolution No. 0007, on April 3, 2008, the SAFP assessed the Administrator a penalty of UF 300 (MCh$6.3), for inadequate controls to avoid that employees from the Benefit Department of four of its branches had implemented erroneous instructions.

In accordance with Resolution No. 0009, on April 7, 2008, the SAFP assessed the Administrator a penalty of UF 400 (MCh$8.4), for breaking regulations of the first clause in Article 23 of Decree Law 3,500.

In accordance with Resolution No. 0017, on August 6, 2008, the SAFP assessed the Administrator a penalty of UF 250 (MCh$5.2), for breaking regulations of the twenty third clause in Article 45 of Decree Law 3,500 that regulates the investment limits of pension funds.

In accordance with Resolution No. 0033, on December 11, 2008, the SAFP assessed the Administrator a penalty of UF 250 (MCh$5.2), for having omitted the referral pension in the electronic certificate to 6 retired affiliates.

In accordance with Resolution No. 0019, on August 28, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.2), for mistakes in information submitted to the Superintendency of Pensions related to the foreign investment portfolio effective as of December 31, 2006.

In accordance with Resolution No. 0035, on December 22, 2008, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.2), for voting for the candidate Mr. Francisco Gutierrez Philippi, who did not comply with the requirements established in Article 155 of Decree Law 3,500.

In accordance with Resolution No. 0009, on April 13, 2009 the SAFP assessed the Administrator a penalty of UF 500 (MCh$10.5), for noncompliance with section fifth and seventh of Article 48 of Decree Law 3,500 established in letter b) related to the acquisition of shares of investment funds approved by the Rating Commission, having a duration not exceeding 3 years counted from the respective inscription in the Superintendency of Securities and Insurance

In accordance with Resolution No. 0025, on July 21, 2009, the SAFP assessed the Administrator a penalty of UF 200 (MCh$4.2), for noncompliance with instructions in Clause N°2 of Chapter I, Clause N°1 and N°2 of Chapter II, Clause N°6 of Chapter III and Chapter VI of Circular Note N°901 in relation to filing and administration of information in reference with disability qualification of its affiliates.

In accordance with Resolution No. 0036, on September 10, 2009, the SAFP assessed the Administrator a penalty of UF 300 (MCh$6.3), for having invested in variable income securities for Fund Type E, without having previously modified its investment policies, and for not having informed to the Superintendency in accordance with current regulations and Circular Note 1,516.

b) There are no penalties from other administrative authorities.

NOTE 38.	DISTRIBUTION OF SHAREHOLDERS

The percentage ownership of shareholders is as follows:

	Percentage Holding	Number of Shareholders
a) As of December 31, 2008
10% holding or more	79.91	2
Less than 10% holding with investment of UF 200 or more	19.68	1,153
Less than 10% holding with investment of less than UF 200	0.41	782
Total	100.00	1,937
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1
b) As of December 31, 2009
10% holding or more	80.00	2
Less than 10% holding with investment of UF 200 or more	19.56	1,109
Less than 10% holding with investment of less than UF 200	0.44	789
Total	100.00	1,900
Controlling shareholder (BBVA Pensiones Chile S.A.) (a)	51.62	1

(a) BBVA Pensiones Chile S.A. is indirectly controlled by the BBVA Group in Spain.

NOTE 39.	SIGNIFICANT EVENTS

-	At the Board of Directors' Meeting held on December 16, 2009, the Board approved the following transactions with related companies:

-  Establishing a new fee for year 2010 related to the data processing contract between AFP Provida S.A. and BBVA Bancomer Servicios S.A. for an amount of MUS$2,158,938 plus taxes.

-  Entering into a new Contract with Aplica Soluciones Tecnologicas Chile Limitada for development of systems, computing and processing services, imports, exports, rentals, design, construction, conditioning and marketing, specially those necessary for developing services to the NACAR platform, activities corresponding to Front Agencies and central services. The fee for the year 2010 will be US$38.8 for man-hour, it has been estimated the use of 14,050 man-hour equivalent to US$545,346 for the year 2010.

-  Advisory services in technological matters, as well as minor evolutionary services rendered by Banco Bilbao Vizcaya Argentaria S.A. (Spain) to AFP Provida S.A. The Contract will have a term from December 16, 2009 to December 31, 2010. The advisory services fees between December 16 and 31 of 2009 will be 2,168 Euros plus taxes, during the year 2010 the fees will be 50,988 Euros plus taxes. The costs of evolutionary services for the year 2009 will be 384 Euros plus taxes and for the year 2010 will be 8,745 Euros plus taxes.

-  Outsource the supportive services contracted with BBVA Servicios Corporativos Limitada, that will imply to transfer employees who currently render such services; the sale of the necessary tangible assets to render the services and the cession of contracts with suppliers and lessors, as well as the subscription of rendering services contracts. The contract will have a term of 10 years, renewable for a 10-year period. The annual price for year 2010 will be UF 260,530 (MCh$5,456) that will increase for volumes by 3.38% per year.

-  Implementation of new program of variable remuneration to Provida’s executives, effective for the years 2009 and 2010 with liquidation before April 15, 2011.

-  Resignation of Strategic Development and Control Manager, Mr. Juan Carlos Reyes Madriaza, who submitted his voluntary resignation, being effective from January 1, 2010.

-  Subrogation of Chief Executive Officer. In case of absence or obstacle, the Chief Executive Officer will be subrogated by the following Managers of the Company: Pedro Carlo Ljubetic Rich, Joaquin Cortez Huerta, Rodrigo Peña Socias

-
On September 1, 2009 the Superintendency of Pensions issued Circular Note N°1,634 establishing accounting standards (IFRS) that should be considered as basis for the preparation and presentation of financial statements of the Administrators of Pension Funds and their subsidiaries beginning on January 1, 2010.

-	At the Board of Directors' Ordinary Meeting held on September 28, 2009, the Board approved the following transactions:

-  Modification of Contract with Servicios de Administracion Previsional S.A. (Previred) subscribed on May 25, 2001, incorporating Circular Notes N°1,143, N°1,540 and N°1,539.

-  Distribution of an interim dividend of Ch$57.58 per share out of the Company’s net income, whose payment will be effective on October 30, 2009 to those shareholders registered in the pertinent registry at October 24, of the same year.

-
At the Board of Directors' Meeting held on August 19, 2009, the Board approved the following transaction between Banco Bilbao Vizcaya Argentaria Chile and AFP Provida S.A. They have entered into a contract through which Banco Bilbao Vizcaya Argentaria Chile will renders services to AFP Provida S.A. related to suppliers and payroll payments, and electronic banking systems. The fees charged for the offered services are the following: if the supplier has a bank account in BBVA the fee will be UF 0,002 plus VAT; if the supplier has bank account in other Bank the fee will be UF 0,016 plus VAT and if the supplier requires checks issuance the fee will be UF 0,027 plus VAT.

-	At the Board of Directors' meeting held on July 21, 2009, the Board approved the following:

-  Modification of the monthly financial income receivable by Provida, which will be calculated in accordance with a benchmark return comprised by 50% of BCU10 (Central Bank Bonus of 10 years), 40% of 180-day return of term deposits in UF of Banco Estado and 10% of the 30-day real return of a discount note from Central Bank. Such returns will belong 100% to AFP Provida. Any excess of return of the benchmark will originate a 90% compensation over such excess for Provida and 10% over such excess for the insurer. Any deficit in relation to this benchmark will be charged to Provida and 90% to the insurer. Also, it was proposed to compensate the insurer, which correspond to the market value of financial revenues that BBVA Seguros de Vida will stop receiving as a result of the above proposal. It was proposed to pay the insurer UF 24,495 for this concept.

-  Modification of contract with BBVA Inversiones Chile S.A., the fee per man-hour will be UF 0,811 for the year 2009.

-
At the Board of Directors' Meeting held on May 19, 2009, the Chief Executive Officer informed that on May 11, 2009, the Superintendency of Pensions authorized AFP Provida to use the proposed logo. The Board of Directors took notice of the aforesaid and approved the implementation and use of the new logo.

-
At the Board of Directors' Ordinary Meeting held on April 30, 2009, the Board of Directors was entirely renewed being comprised as follows: Regular Directors: Mr. Joaquin Vial Ruiz-Tagle, Jesus del Pino Duran, Luis Fernando Ferreres Crespo, Jose Manuel Doiztua Garcia, Francisco Javier Sala Dominguez; and as Regular Autonomous Directors, Mrs. Ximena Rincon Gonzalez and Mr. Alberto Pulido Cruz. Finally, as Alternate Autonomous Directors of Mrs. Ximena Rincon Gonzalez and Mr. Alberto Pulido Cruz it was designated Mr. Jorge Antonio Marshall Rivera and Mr. Jorge Andres Granic Latorre. The Regular Directors unanimously elected as President Mr. Joaquin Vial Ruiz-Tagle and Vice-President Mr. Jesus del Pino Duran. As members of the Directors Committee Mr. Jesus del Pino Duran, Fernando Ferreres Crespo and Mr. Alberto Pulido Cruz were elected.

-  In view of the losses of Ch$10,754 million recorded by the Company in the year 2008, it was approved to do not distribute final dividends.

-
At the Board of Directors' Ordinary Meeting held on April 21, 2009, the Board of Directors was informed and approved the resignation of the Director and also President Mr. Gustavo Alcalde Lemarie and the designation of Mr. Joaquin Vial Ruiz-Tagle as Director and President of the Board of Directors.

-	At the Board of Directors' Ordinary Meeting held on March 24, 2009, the Board of Directors was informed about the following:

-  Resignation of Mr. Andres Veszpremy Schilling to the position of General Counsel and the Board of Directors’ Secretary from April 1, 2009, as he will assume as Manager of the Institutional Legal Area of BBVA Group in Chile. Mr. Rodrigo Peña Socías was designated as General Counsel and Board of Directors’ secretary.

At the same meeting it was approved the following related party transactions:

-  Modification of the fees for the services related to software maintenance and update services for changes related to new regulations or new requirements of the Unified Platform for the year 2009 in accordance with Contract entered into with the maintenance Center of BBVA Inversiones Chile S.A. dated December 1, 2005.

-  Modification in the fees for data processing services for the year 2009, in accordance with contract entered into by BBVA Bancomer Servicios Fideicomiso N°47433-8 S.A. of Mexico for US$1,397,000.

-	At the Board of Directors' Ordinary Meeting held on February 24, 2009, the Board of Directors approved the following:

-  The financial statements of the Company and the Pension Funds, corresponding to the period ended on December 31, 2008.

-  The subcontracting policies of services prepared by the management in conformity with Circular Note 1,539 of the Superintendency of Pensions.

-  Summon to Ordinary Shareholders’ Meeting for April 30, 2009.

-
On January 28, 2009, the Superintendency of Pensions issued Circular Note N°1,585, superseding the Circular Note N° 1,237, which is referred to the Pension Funds’ Financial Report that have to be submitted by the Administrators. The main objective of the Circular Note is to gather the new requirements in relation to the Pension Reform Law, which has led to a new chart of accounts for the Pension Funds.

-
At the Board of Directors' Ordinary Meeting held on January 27, 2009, the Chief Executive Officer informed about the collective bargain process with labor unions 1 and 2, informing that after certain negotiating meetings, they had reached an agreement on January 14, 2009 with labor union 1 and on January 23, 2009 with labor union 2.

-
As is well known the country is committed to develop a convergence plan to fully adopt the International Financial Reporting Standards (IFRS). On December 12, 2008, the Superintendency of Pensions, taking into consideration the period of time that will be needed to adapt the information systems to prepare the information required, informed through the Ordinary Letter N°20,987 about the exemption applicable to all Pension Funds Administrators of presenting financial statements in accordance with IFRS during the year 2009. Thus, the Pensions Fund Administrators shall continue presenting comparative financial statements for the year ended 2009 in accordance with local generally accepted accounting principles, comparative to year 2008, and for informational purposes they will have to provide beginning on June 2009 a quarterly noncomparative reports under IFRSs related to the year 2009. Beginning on 2010 comparative to year 2009, financial statements will be presented in accordance IFRS in accordance with General Note N°1,634 of the Superintendency of Pensions.

-	At the Board of Directors' ordinary meeting held on December 15, 2008, the Board approved the following transactions with related companies:

-	Lease to Banco BBVA of spaces located at 1490 Agustinas street, 4, 5 and 9 floors for monthly rental payments of US$137.34 (MCh$2.9), UF 57.22 (MCh$1.2) and UF 57.22 (MCh$1.2).

-	Lease from Banco BBVA of spaces located at 1953 Barros Errazuriz street, 8 floor for monthly rental payments of UF 95.72 (MCh$2.0).

-	Lease from Banco BBVA of spaces located at 5819 Pedro Aguirre Cerda street, for monthly rental payments of UF 115.20 (MCh$2.4).

-	Amendment to the Framework Contract entered into with Previred dated April 7, 2003 in order to comply with new requirements established by the Pension Reform Law

-
On November 25, 2008 the Note N˚ 1,570 was issued by the Superintendency of Pensions in join with the Superintendency of Securities and Insurance, through which the policies related to the subscription of the disability and survival insurance, considering general aspects of the insurance contracts, general rules for the bidding process, insurance purchase, as well as the basis of the bidding process. These new contracts are effective commencing on July 1, 2009.

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

-
On September 16, 2008, the Company through letter N˚0/048 and in response to the Ordinary Letter N˚14,405, informed to the Superintendency of Pensions its fee structure for voluntary affiliates effective beginning on October 1, 2008:

-	fee for additional contribution for voluntary affiliates: 2.64%

-	with no entitlement to disability and survival insurance: 1.54%

-	fee for contribution transfers to voluntary affiliates:Ch$1,475 (fixed amount per each operation)

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

NOTE 40.	SUBSEQUENT EVENTS

Between December 31, 2009 and the date of the issue of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

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

b. Translation of financial statements of investments outside of Chile:

Provida’s operations outside Chile are not considered extensions of the parent company’s operations and are therefore remeasured into US dollars under Technical Bulletin No.64 as follows:

-	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

-	Revenues and expenses accounts are translated at average rates of exchange between the US dollar and the local currency.

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

d. Marketable securities:

Under Chilean GAAP, bonds issued by corporations, bonds issued by Chilean Government agencies and notes issued by financial institutions with readily determinable market values are recorded at the lower of cost or market. Unrealized losses on such investments are reflected in the statements of income. Under U.S. GAAP, these investments have been classified as trading under FASB Accounting Standards Codification (ASC) Topic 320, Investments - Debt and Equity Securities and are therefore recorded at their market fair value. Unrealized gains and losses on such investments are directly reflected in the statements of income. Unrealized losses that are considered to be other-than-temporary are recorded as impairment charges in the income statement. As of December 31, 2007, 2008 and 2009, this difference was not significant and no adjustment has been included in the reconciliation to U.S. GAAP.

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

Under U.S. GAAP, effective January 1, 2002, Provida adopted ASC 350, Intangibles – Goodwill and Other. This statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. No impairment losses have been recorded as the result of the annual impairment tests required under ASC 350. Goodwill generated on purchases of equity method investments is calculated and reviewed for impairment in accordance with paragraph ASC 323-10-35-32. The Company has evaluated the recovery of its goodwill for impairment, under the requirements of ASC 323, Investments – Equity Method and Joint Ventures. As a result of this evaluation, no impairment has been recorded.

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

On September 8, 2004, the Company received the approval for a merger between AFP Porvenir S.A. and BBVA Crecer AFP, both in the Dominican Republic, a transaction consummated in October 2004. The transaction required pooling of interest treatment for both Chilean GAAP and U.S. GAAP. To effect the merger, the BBVA Group (Provida’s Parent) exchanged its 35% of interest in BBVA Crecer AFP for 35% of Provida’s participation in AFP Porvenir S.A. The merged entity therefore was held 35% by the BBVA Group, 35% by the Company, and 30% by a minority shareholder.

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

h. Derivatives:

FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. ASC 815-10-25, requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria and requirements are met.

ASC 815-20 allows special hedge accounting for “fair value” and “cash flow” hedges, as defined. ASC 815-25-35 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings or losses in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

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

The Company periodically enters into forward exchange contracts. For Chilean GAAP purposes, unrealized gains are deferred while unrealized losses are charged to income. For U.S. GAAP purposes, as these contracts did not meet the documentation requirements for “hedge” accounting contracts, the mark to market adjusted are flowed through the income statement. No such contracts were in place as of December 31, 2007, 2008 and 2009.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires financial accounting and reporting of income taxes, under the following basic principles:

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

The principal difference between Chilean GAAP and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a temporary provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, during the year ended December 31, 2001, the Company began to recognize deferred taxes originating from gains (losses) on mandatory investments on a discounted basis (See Note 2). Under U.S. GAAP, these deferred taxes would not be discounted. The effect of these differences on the net income and shareholders’ equity of the Company is included under paragraph (o) below.

j. Customer list

In Chilean GAAP, the goodwill generated on the acquisition of AFP Protección in 1999, other Chilean companies and AFP Crecer (The Dominican Republic) (Note 13) was determined as the difference between the carrying value of the assets acquired and the liabilities assumed and the purchase price.

Under U.S. GAAP, the purchase price is allocated to the fair value of assets and liabilities acquired. In connection with these acquisitions, the Company recorded intangible assets, for acquired customer lists at an amount equal to the goodwill recorded for Chilean GAAP purpose. The weighted average life of the customer lists is slightly longer than 20 year amortization period of goodwill recorded for Chilean GAAP purposes. At December 31, 2007, 2008 and 2009 this difference was not significant and no adjustment is included in the reconciliation to U.S. GAAP.

k. Mandatory investments

The 1% mandatory investment is accounted for as described in Note 6 for Chilean GAAP purposes. For U.S. GAAP purposes, due to the highly liquid nature of the investment and the Company’s intentions, the mandatory investment would be classified as “trading securities” under ASC 320, Investments – Debt and Equity Securities, recognizing the changes at their fair value in the income statements. Therefore, in compliance with this pronouncement, these marketable securities are recorded at their fair value and accounted for similarly to Chilean GAAP. No difference is recorded in the U.S. GAAP reconciliation in paragraph (o) below.

l. Financial guarantee

The Company has provided a guarantee on the debt of its equity-method investee, Administradora de Fondos de Cesantía de Chile S.A proportionally to its equity interest in such entity. Under ASC 460, Guarantees, the adjustment to U.S. GAAP is not material. The disclosure required is presented in Note 34.

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

Under U.S. GAAP, specifically FASB Accounting Standards Codification (ASC) Topic 944, Financial Services - Insurance, the liability stemming from the application of the casualty model will be used, in other words, this incorporates a projected forward rate for the period corresponding to the payment of the life and disability obligation.

In 2007 and 2008, the discount rates differed between U.S. GAAP and Chilean GAAP. The adjustment is presented in the reconciliations to net income and shareholders’ equity in U.S. GAAP in paragraph (o) below.

In 2009 as required by the Pension Reform Law, the AFPs are permitted to apply its casualty model to calculate its life and disability insurance expense. As such, the discount rates did not differ between U.S. GAAP and Chilean GAAP.

o. Effect of Conforming to U.S. GAAP:

The required adjustments to conform the net income according with accounting principles generally accepted in the United States of America are as follows:

		2007	2008	2009	2009
		MCh$	MCh$	MCh$	ThUS$
Net income (loss) in accordance with Chilean GAAP		48,078	(10,506)	81,444	160,607
Involuntary employee termination benefit	(m)	1,558	(1,558)	-	-
Deferred income taxes	(i)	(1,796)	3,202	(2,547)	(5,023)
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	(217)	-	-	-
Reversal of amortization of goodwill	(f)	634	747	609	1,201
Disability Insurance expense	(n)	(739)	3,317	(3,867)	(7,626)
Effects of deferred income taxes of generated by U.S. GAAP adjustments		(140)	(299)	657	1,297
Net income (loss) in accordance with U.S. GAAP		47,378	(5,097)	76,296	150,456
Other comprehensive income (loss):
Cumulative translation adjustments determined under Chilean GAAP		(5,175)	3,545	(4,758)	(9,383)
Comprehensive income (loss) in accordance with U.S. GAAP		42,203	(1,552)	71,538	141,073

The adjustments required to conform shareholders’ equity amounts with accounting principles generally accepted in the United States are as follows:

		2008	2009	2009
		MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP		229,576	286,999	565,961
Minimum Dividend (30% of net income less interim dividends paid)	(c)	-	(5,260)	(10,373)
Gain on sale of Afore Profuturo, net	(g)	23,441	23,441	46,226
Sale of BBVA Crecer AFP (the Dominican Republic)	(g)	(217)	(217)	(428)
Deferred income taxes	(i)	(17,323)	(19,870)	(39,184)
Disability Insurance expense	(n)	3,210	-	-
Reversal of amortization of goodwill	(g)(f)	6,223	6,832	13,473
Shareholders’ Equity in accordance with U.S. GAAP		244,910	291,925	575,675

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008	2009	2009
	MCh$	MCh$	ThUS$
Balance at January 1st,	255,983	244,910	482,962
Dividends paid	(15,936)	(19,173)	(37,809)
Accrual for mandatory dividends, previous year	6,415	-	-
Accrual for mandatory dividends, closing date	-	(5,260)	(10,373)
Net income (loss) in accordance with U.S. GAAP	(5,097)	76,296	150,456
Other comprehensive income (loss)	3,545	(4,758)	(9,383)
Adjustment Other Reserves AFC	-	(90)	(178)
Balance at December 31,	244,910	291,925	575,675

p. Reclassification for U.S. GAAP purposes - Balance sheet

As of December 31, 2007, 2008 and 2009 the goodwill generated on the acquisition of AFP Protección and other companies (Note 13) has been reclassified to an intangible asset, customer list for U.S. GAAP. This reclassification does not affect net income or shareholders’ equity under U.S. GAAP or Chilean GAAP. The reclassification is as follows:

	As of December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Goodwill:
AFP Protección	47,789	43,565	39,204
AFP Unión	6,819	6,179	5,518
AFP El Libertador	717	623	528
Customer list	55,325	50,367	45,250

Amortization expense for the years ended December 31, 2007 was MCh$5,045, for December 31, 2008 was MCh$4,819 and for December 31, 2009 was MCh$5,035. Estimated amortization expenses for customer list for the next five years are estimated as follows:

MCh$
2009	5,035
2010	5,035
2011	5,035
2012	5,035
2013	5,035
Total	25,175

II.         Additional disclosure requirements

a. Earnings (losses) per Share and per ADS:

The following discloses earnings (losses) per share as required under U.S. GAAP:

	Year ended December 31,
	2007	2008	2009	2009
	Ch$	Ch$	Ch$	US$
Earnings (losses) per share:
Basic and diluted earnings (losses) per share under U.S. GAAP	143	(15)	230	0.45
Weighted average number of shares of common stock outstanding (in thousands of shares)	331,317	331,317	331,317	331,317

The basic and diluted earnings (losses) per share data shown above is determined by dividing net income by the weighted average number of shares of common stock outstanding during each year for both Chilean GAAP and U.S. GAAP purposes.

b. Income statement – U.S. GAAP:

	2007	2008	2009
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	169,349	191,371	168,976
Gain (loss) on mandatory investments	21,015	(29,933)	32,829
Other operating revenues	7,849	10,976	11,126
Other operating revenues (related companies)	567	596	678
Total operating revenues	198,780	173,010	213,609
Cost of services provided:
Operating expenses (*)	(40,749)	(43,150)	(49,801)
Operating expenses (related companies)	(74,004)	(102,255)	(62,721)
Amortization of customer list	(5,045)	(4,819)	(5,036)
Gross margin	78,982	22,786	96,051
Administrative expenses	(10,681)	(9,614)	(9,402)
Administrative expenses (related companies)	(6,059)	(6,443)	(7,434)
Selling and marketing expenses	(1,009)	(1,419)	(2,401)
Income from operations	61,233	5,310	76,814
Other revenues (expenses)
Interest expense	(1,406)	(446)	(171)
Interest expense (related companies)	(784)	(145)	-
Investment income	38	347	227
Other income, net	(516)	520	(546)
Other income, net (related companies)	2,966	2,522	2,054
Sale of AFP Crecer Dominican Republic	(217)	-	-
Price level restatement	(7,721)	(11,936)	2,993
Foreign exchange gain (loss)	890	(1,127)	384
Income (loss) before income taxes	54,483	(4,955)	81,755
Income taxes	(10,829)	(580)	(13,899)
Net income (loss)	43,654	(5,535)	67,856
Equity method investee income	3,724	438	8,440
Net income (loss)	47,378	(5,097)	76,296

(*)	Life and disability insurance premium expenses under U.S. GAAP amounted to MCh$73,002, MCh$106,119, MCh$61,361 for the years ended December 31, 2007, 2008 and 2009, respectively.

c. Cash Flow Information

Cash and cash equivalents as of December 31, 2007, 2008, and 2009 consist of the following under U.S. GAAP and Chilean GAAP:

	2007	2008	2009
	MCh$	MCh$	MCh$
Cash	2,936	5,799	11,751
Time Deposits	478	22,973	28,689
Total	3,414	28,772	40,440

Fair Value Measurements

Effective January 1, 2008, Provida adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact Provida’s financial condition, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy defined in ASC are as follows:

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The following table sets forth, by level within the fair value hierarchy established by ASC 820, Providas's assets that are accounted for at fair value on a recurring basis as of December 31, 2008 and 2009. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total	Total
	MCh$	MCh$	MCh$	MCh$	ThUS$
Cash equivalents:
Cash	5,799	-	-	5,799	11,437
Time Deposits	22,973	-	-	22,973	45,303

Marketable securities	236	-	-	236	466

Mandatory Investments	138,619	-	-	138,619	273,566
Total	171,574	-	-	171,574	269,581

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total	Total
	MCh$	MCh$	MCh$	MCh$	ThUS$
Cash equivalents:
Cash	11,751	-	-	11,751	23,173
Time Deposits	28,689	-	-	28,689	56,575

Marketable securities	48	-	-	48	95

Mandatory Investments	179,130	-	-	179,130	353,244
Total	219,618	-	-	219,618	433,087
d. Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	2007	2008	2009
	MCh$	MCh$	MCh$
Current tax expense under Chilean GAAP	7,661	6,181	9,932
Deferred income taxes as determined under Chilean GAAP	1,233	(2,698)	2,077
Total income tax provision under Chilean GAAP	8,894	3,483	12,009
Deferred tax effect-U.S. GAAP adjustments	140	299	(657)
Deferred tax effect applying SFAS N°109	1,796	(3,202)	2,547
Tax for the period under U.S. GAAP	10,829	580	13,899

The deferred tax effects of reversing the amortization of the contra asset/liability associated with the adoption of Technical Bulletin No.60 and the reversal of the discounting applied to the deferred tax liability associated with the mandatory investment are the most significant differences for U.S. GAAP purposes.

Deferred income taxes as of December 31, 2008 and 2009 consist of the following:

	Short-term		Long-term
	2008	2009	2008	2009
	MCh$	MCh$	MCh$	MCh$
Deferred income tax assets:	-	-	-	-
Accrued vacation	267	237	-	-
Leasing obligations, net	24	37	41	25
Provision BHC	-	-	122	117
Other deferred income taxes	66	76	-	-
Total deferred income tax assets	357	350	163	142
Deferred income tax liabilities:	-	-	-	-
Leased assets, net	3	3	57	54
Accrued life and disability insurance	-	-	658	-
Gain (loss) on mandatory investment	-	-	10,141	15,961
Customer list	761	751	7,802	6,942
Other deferred income taxes	48	123	1,871	1,807
Total deferred income tax liabilities	812	877	20,529	24,764

The provision for income taxes differs from the amounts of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2007	2008	2009
	MCh$	MCh$	MCh$
Pretax income in accordance with U.S. GAAP	54,483	(4,955)	81,755
Statutory tax rate (1)	20%	20%	20%

Statutory tax rate applied to pretax income	10,897	-	16,351
Permanent differences and others (2)	73	859	(1,969)
Price level adjustments	(141)	(279)	(483)
Income tax expense	10,829	580	13,899

(1)	Reflects the weighted average tax rate for all consolidated entities in the Group, abroad or in Chile.

(2)	The “others” category includes adjustments to income tax expense to reconcile to the filed tax return. The principal permanent differences relate to equity method investee income.

e. Advertising expenses

Advertising expenses are as follows:

	For the year ended December 31,
	2007	2008	2009
	MCh$	MCh$	MCh$
Advertising expenses	216	489	1,341
Total	216	489	1,341

f. Goodwill

For U.S. GAAP purposes, the following are carried as goodwill.

	2007	2008	2009
	MCh$	MCh$	MCh$
AFORE Bancomer (Mexico)(1)	39,538	39,538	39,538
AFP Génesis (Ecuador)	555	555	555
AFP Horizonte (Peru)	512	512	512
Total	40,605	40,605	40,605

(1)
For U.S. GAAP purposes and Chilean GAAP purposes, AFORE Bancomer (Mexico) and AFP Horizonde (Perú) are carried as equity-method investees as the BBVA Group in Spain, Provida’s ultimate parent company, also has an investment in these entities.

For the years ended December 31, 2007, 2008 and 2009 and in accordance with ASC 350, no amortization expense for goodwill has been recorded. No impairment has been required to be recorded on the goodwill associated with these equity-method investees.

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

h. Balance sheet reclassifications

Computer software classified as an intangible asset under Chilean GAAP would be reclassified to Other Assets under U.S. GAAP in the amount of ThCh$9,181 less accumulated amortization of ThCh$9,181.

i. Segments

The Company only has one segment.

j. Consolidation

The adoption of ASC 810-10-25, Consolidation: Overall: Recognition did not have any effect on our financial position, income statement, or cash flows.

III. Recent Accounting Pronouncements

Transition to International Financial Reporting Standards (IFRS)

As is well known the country is committed to develop a convergence plan to fully adopt the International Financial Reporting Standards (IFRS). On December 12, 2008, the Superintendency of Pensions, taking into consideration the period of time that will be needed to adapt the information systems to prepare the information required, informed through the Ordinary Letter N°20,987 about the exemption applicable to all Pension Funds Administrators of presenting financial statements in accordance with IFRS during the year 2009. Thus, the Pensions Fund Administrators shall continue presenting comparative financial statements for the year ended 2009 in accordance with local generally accepted accounting principles, comparative to year 2008, and for informational purposes they must provide beginning on June 2009 a quarterly noncomparative report under IFRSs. Beginning on 2010 comparative to year 2009, financial statements will be presented in accordance with IFRS in accordance with General Note N°1,634 of the Superintendency of Pensions.

As a result of the foregoing, the Company is implementing a project for transition to IFRSs which includes an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatments are permitted and an assessment of the changes in reporting procedures and systems. As of the date of preparation of these consolidated financial statements, the Company was in the process of preparing the information to enable it to estimate with reasonable objectivity the extent to which the consolidated balance sheet and consolidated statement of income for 2009 will differ from those to be prepared in the future in accordance with the accounting methods contained in the IFRSs in force as of December 31, 2010.

In the process of convergence to IFRS, the regulatory bodies, the Superintendency of Pensions and the Superintendency of Securities and Insurance, have required the AFPs to issue pro forma financial statements (noncomparative) for the year ended December 31, 2009. The Superintendency of Pensions and the Superintendency of Securities and Insurance will require full IFRS comparative financial statements for the year ended December 31, 2010.

Statement of Financial Accounting Standards No.  141 (revised 2007), Business Combinations (Topic 805 – Business Combinations)

This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141, Business Combinations and establishes principles and requirements for how the acquirer:

-	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree
-	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase
-	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) should be used for all business combinations and for an acquirer to be identified for each business combination.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (Topic 810 – Consolidation)

This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). It amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (Topic 815 – Derivatives and Hedging)

In March 2008 the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

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

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

As the Company does not enter into derivatives instruments or hedging relationships, the adoption of this new statement did not have any effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (Topic 944 – Financial Services – Insurance)

Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts.

This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 165 – Subsequent Events (Topic 855 – Subsequent Events)

The objective of this Statement is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:

-
The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

-	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement is effective for interim or annual financial statements ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 168 (SFAS 168) “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (Topic 105 – Generally Accepted Accounting Principles)

This FASB Statement No. 168 (SFAS 168) “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP No. FAS 115-2 and FAS 124-2 - Recognition and Presentation of Other-Than-Temporary Impairments (Topic 320 – Investments – Debt and Equity Securities)

This FASB Staff Position amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and expand the required disclosures.

If the fair value of a debt security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other than temporary. Under the FSP, an other-than-temporary impairment of a debt security is considered to have occurred in the following circumstances:

-	The entity intends to sell the security. The difference between the investment amortized cost basis and its fair value at the balance sheet date is recognized in earnings.

-
It is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis. The difference between the investment amortized cost basis and its fair value at the balance sheet date is recognized in earnings.

-
The entity does not expect to recover the entire amortized cost basis of the security. The other-than-temporary impairment shall be separated into a) the amount representing the credit loss (recognized in earnings) and b) the amount related to other factors (recognized in other comprehensive income). The previous amortized cost basis less other-then-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

After an other-than-temporary impairment, an entity shall account for the other-than-temporarily-impaired debt security as if the debt security had been purchased on the measurement date of the other-than temporary impairment at an amortized cost basis equal to the previous amortized cost basis less the other-than-temporary impairment recognized in earnings.

The FSP is effective for interim and annual reporting periods ending after June 15 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (Topic 860 – Transfers and Servicing)

The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company have not entered into transactions of this type, as such the adoption of this new standard did not have a significant effect in our consolidated financial statements.

FSP FAS 141(R)-1 - Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (Topic 805-20 Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest)

This FASB Staff Position amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Application issues included, among others, are the following:

-	Determining the acquisition-date fair value of a litigation-related contingency.
-	Distinguishing between a contractual and noncontractual contingency.
-
Dealing with situations in which a target entity may have determined that a loss contingency should be recognized in accordance with Statement 5 because the entity intends to settle out of court but the liability does not meet the more-likely-than-not threshold for recognition of a noncontractual contingency.

-	Derecognizing a liability arising from a contingency recognized as of the acquisition date.

-	Disclosing potentially prejudicial information in financial statements.

This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company have not entered into Business Combinations after the effective date of this standard, as such, the adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" (Topic 275 – Risks and Uncertainties)

The objective of this FSP is to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.

This FSP states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements, adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 157-2 “Effective Date of FASB Statement No. 157” (Topic 820 – Fair Value Measurements and Disclosures)

In February 2008, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 – Effective Date of FASB Statement No. 157) which, delayed the effective date of SFAS No. 157 “Fair Value Measurements” until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new statement at the required effective date did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 157-4—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (Topic 820 – Fair Value Measurements and Disclosures)

This FASB Staff Position provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that, even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (Topic 470-20 debt – Debt with Conversion and Other Options)

This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not have any convertible debt instruments, as such, the adoption of this new standard did not have a significant effect in our results of operations, financial position or cash flows.

FSP EITF 03-6-1—Determining Whether Instruments Granted in Share-Based Payment transactions Are Participating Securities (Topic 260 – Earnings Per Share)

This FASB Staff Position addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share.

This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 166 - Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (Topic 860 – Transfers and Servicing)

The Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

On and after the effective date of this SFAS, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation.

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 167 - Amendments to FASB Interpretation No. 46(R) (Topic 810 – Consolidation)

This Statement, amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

-	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance
-
The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No.2009-5 Fair Value Measurements and Disclosures (Topic 820-10) - Measuring Liabilities at Fair Value

This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

-	A valuation technique that uses:
-	The quoted prices of the identical liability when traded as an asset
-	Quoted prices for similar liabilities or similar liabilities when traded as assets.
-
Another valuation technique that is consistent with the principles of  Topic 820, for example a present value technique, or a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The Update will be effective for the first reporting period (including interim periods) beginning after August 2009. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

This ASU provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures related to Fair Value Measurements. Entities will be required to present new disclosures about transfers in and out Levels 1 and 2 and about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).  The amendments also clarify existing disclosures to require disclosures about fair value measurement for each class of assets and liabilities and about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

The Update will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3, that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. . The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-09 Subsequent Events (Topic 855)- Amendments to Certain Recognition and Disclosure Requirements

This ASU modifies as follows Subtopic 855-10, in order to alleviate potential conflicts with current SEC requirements:

- An entity is an SEC filer (is an entity that is required to file or furnish its financial statements with either the SEC or, with respect to an entity subject to Section 12(i) of the Securities Exchange Act of 1934, as amended, the appropriate agency under that Section) is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated.

- An entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets) is required to evaluate subsequent events through the date that the financial statements are issued and must disclose such date.

- All other entities will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date.

The scope of the reissuance disclosure requirements have been refined to apply only to "revised" financial statements. Revised financial statements include financial statements revised either as a result of (a) correction of an error or (b) retrospective application of U.S. generally accepted accounting principles. If the financial statements of an entity, other than an SEC filer, are revised, as defined, the entity should retain the initial date, but also disclose the date through which subsequent events have been evaluated in the revised financial statements.

For entities, other than conduit bond obligors, the provisions of ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, are effective upon issuance. Conduit bond obligors will be required to apply the ASU's requirements in fiscal periods ending after June 15, 2010. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

NOTE 42.	CONDENSED FINANCIAL INFORMATION

The Administrator has determined that its equity-method investee, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. (“AFORE Bancomer (Mexico)”) meets the requirements of SEC Rule-4-08 (g) for condensed financial information as presented below.

	As of December 31,
	2008	2009
Condensed balance sheet	MCh$	MCh$
Current assets	72,070	60,786
Fixed assets	1,612	1,132
Non-current assets	49,855	67,440
Total assets	123,537	129,358

Current liabilities	21,728	10,752
Equity	101,809	118,606
Total liabilities and equity	123,537	129,358

	As of December 31,
	2007	2008	2009
Condensed income statements	MCh$	MCh$	MCh
Net sales	99,064	121,433	97,204
Net income	26,996	(7,540)	57,842