Form 20-F
period 2010-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2011-05-23
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________ .

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
Telephone number: (56-2) 351-1483
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
_________________________
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
☐      U.S. GAAP
☒  International Financial Reporting Standards as issued by the International Accounting Standards Board
☐      Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes     ☒  No

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2010, one UF was equivalent to Ch$21,455.55. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2010, which was Ch$468.01 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning AFP Provida S.A. included in this report are presented in Chilean pesos. Until the year ended December 31, 2009, AFP Provida S.A. prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP). In accordance with the rules of the Superintendency of Pensions, for 2010, AFP Provida S.A. has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). The opening IFRS statement of financial position was prepared as of January 1, 2009. A description of the main differences between Chilean GAAP and IFRS applicable to AFP Provida S.A., a reconciliation of our shareholders’ equity as of January 1 and December 31, 2009, and a reconciliation to the comprehensive income for the year ended December 31, 2009 from Chilean GAAP to IFRS, are included in Note 5 to our Consolidated and Audited Financial Statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS.

This annual report is prepared under the one-time accommodation provided by the Securities and Exchange Commission to allow~~,~~ foreign private issuers that prepare financial statements in accordance with IFRS to present only one year of comparative information in their first IFRS financial statements.

The terms “AFP Provida”, “Provida” and the “Company”, unless the context indicates otherwise, refer to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

In this annual report and as related to Provida’s business, the term “participant” means a client that has made contributions at least once to his individual capitalization account, while “contributor” means a participant periodically making pension contributions. The term “individual capitalization account” (ICA) means for each participant the account where he or she maintains his mandatory savings invested in shares of the selected pension fund until the age of retirement.

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

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

Recent regulatory changes

The Law for the Pension Reform N°20,255 (the “Pension Reform Law” or “Reform Law”) was enacted on March 11, 2008 and published in the Official Gazette on March 17, 2008. The first stage of the Pension Reform Law, referred to as the “solidarity principle” and directed at granting pensions and solidarity pension contributions to the country's poorest sectors, was implemented in July 2008.

In October 2008, matters relating to collective voluntary pension savings, Governmental subsidy to formalize the hiring of young workers, voluntary affiliation, and certain life and disability insurance (entitlement of women up to 65 years of age, entitlement of spouses to become insurance beneficiaries, and the elimination of a second determination in cases of total disability) were implemented. Additionally, investment measures were implemented, such as expanding the investment alternatives to pension funds in Chile and at the international level; gradually increasing the abroad investment limits; establishing an investment regime fixing limits on indirect investment and authorizing Fund Type E to invest in variable income (up to 5% of its portfolio).

One of the main changes introduced by the Pension Reform Law and implemented in 2009 was the life and disability insurance bidding process in order to: (i) increase transparency in fees charged by AFPs and in costs related to the life and disability insurance; (ii) obtain a more competitive price for this insurance; (iii) correct gender inequities; and iv) not permit AFPs to assume individual risks by reducing incentives to discriminate among participants, leading AFPs to focus on competence based on variables in the administration of individual accounts. Likewise, this new modality intends to appropriately regulate and control the risks of providing life and disability insurance.

The life and disability bidding process is carried out by the AFPs as a whole. This process is ruled by regulations established in the Law and in the bidding conditions. In this offer, any life insurers may participate provided that they are legally constituted at the bidding date. The insurance should be awarded to one or more insurance companies offering the best economic offer. Awarding the insurance to more than one insurer avoids excessive risk concentration for the coverage of the entire life and disability insurance risk. The awarding criteria are established by the General Rule of the Superintendency of Pensions and the Superintendency of Securities and Insurance.

Likewise, the participants’ contributions destined to finance the insurance expressed as a percentage of remunerations and taxable incomes, have a uniform character for all the system’s participants. Although the AFPs are not responsible for financing the insurance, the premiums are collected along with mandatory contributions of participants, being transferred to the insurance companies.

A difference due to participants’ gender may arise between the contribution to finance the insurance and the necessary premium to finance such insurance. The AFPs should transfer the difference in each of the capitalization accounts of those participants who paid a higher contribution to such premium.

In the case of bankruptcy of any awarded insurance company, the rest of the insurers would assume the corresponding risk regarding those casualties occurred since the bankruptcy date and until the expiration date of the contract. In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the “State Guarantee”. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of 45 UF for each beneficiary or pensioner.

In this way, in May 2009, the first life and disability insurance bidding process was carried out for a 12-month coverage period effective on July 1, 2009. Under this new modality, the insurance cost is 1.87% over the taxable remunerations of workers for all the AFPs. The second life and disability insurance bidding for a 24-month coverage period effective on July 1, 2010 was awarded at an average cost of 1.49%.

As Provida no longer provides the insurance coverage, the Company reduced the fees charged to its participants from 2.64% to 1.54% over their taxable remunerations starting on July 1, 2009.

It is important to mention that effective on July 1, 2009, in the case of dependent workers, the contribution to finance the insurance (additional contribution) should be paid by the employer, except for dependent young workers (between 18 and 35 years) who receive pension subsidies, while they receive such subsidies. Until June 2011, those employers with less than 100 workers will be exempted from such obligation and the cost will continue being paid by the dependent workers until that date.

The last change of the Pension Reform Law that was implemented in 2010 is related to the bidding process to award an AFP the individual capitalization account administration of all new participants entering into the private pension system for a 24-month term. This bidding process encouraged price competition among AFPs and has led to lower fees for participants, causing greater sensitivity in price demand, favoring the entrance of new actors in the AFP industry and protecting the participants’ equity interest.

The awarded AFP will be the AFP offering the lowest fee (which at the same time must be less than the fees in effect at the date of the bidding process) for a 24-month period, during which the AFP will not be able to modify its fees, being extensive to the portfolios of participants already managed by the AFP.

The bidding process was carried out in January 2010, in which AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. participated. On February 1, 2010 it was announced that the awarded company was AFP Modelo, offering the lowest fee of 1.14%. AFP Modelo started operations on August 1, 2010, therefore, from that date onwards those dependent and self-employed workers, as well as voluntary participants that enter the pension system of individual capitalization for the first time, must contribute for a 24-month period in AFP Modelo.

Provida considers that it possesses competitive advantages to successfully face the new conditions in the industry, such as the support of BBVA Group, which has a leading position in the Latin-American pensions market. Additionally, Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law and has continued training its workers to provide the best service to customers.

A. Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2010 and 2009 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2010 and 2009 included herein.

Our audited Consolidated Financial Statements as of and for the years ended December 31, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. For further detail on the adoption of IFRS, please see “Presentation of Information.” The financial data as of and for each of the two years ended December 31, 2010 in the table below are presented in nominal pesos.

In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2010, are translated at the Observed Exchange Rate for December 31, 2010 of Ch$468.01 per US$1.00. These translations should not be construed as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

	As of and for fiscal years ended December 31,
	2010	2009
	MCh$	MCh$
CONSOLIDATED INCOME STATEMENT DATA
IFRS:
Revenues from operations	169,342	214,002
Expenses from operations	(71,897)	(133,358)
Net operating income	97,445	80,644
Other income (expenses)	11,619	8,247
Income tax expense	(17,440)	(14,449)
Profit (loss)	91,624	74,442

Profit per share and per ADS (1)
Profit from operations per share	294	243
Profit (loss) per share	277	225
Dividends per share and per ADS (2)	187	58
Dividends per share and per ADS (in US$) (3)	0.40	0.11

Weighted average number of shares outstanding (in thousands)	331,317	331,317
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
IFRS:
Current assets	68,652	62,089
Mandatory investment	204,526	179,129
Property, plant and equipment	28,660	29,641
Total assets	377,992	344,664
Equity	293,994	269,378

(1)	Profit per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(2)	Calculated on the basis of one share per ADS. Dividends per share and per ADS in Chilean pesos represent actual dividends paid to December 31, 2010.
(3)	Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

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

Yearly amounts	Average Rate of Chilean pesos per US$1.00
2006	530.26
2007	522.69
2008	521.79
2009	559.67
2010	510.38

Nominal Rate of Exchange (Chilean pesos per US dollar)
Months	Monthly Average	High	Low
November 2010	482.32	488.72	477.05
December 2010	474.78	487.87	468.37
January 2011	489.44	499.03	466.05
February 2011	475.69	484.14	468.94
March 2011	479.65	485.37	472.74
April 2011	471.32	479.46	460.04

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on April 30, 2011 was Ch$460.09 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s revenues from operations comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts (only a variable fee over the taxable remunerations since May 2006), which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 74.5% of the total revenues from operations for the year ended December 31, 2010. As a result, the economic situation in Chile related to activity indicators and employment conditions significantly affects the Company’s results.

Macroeconomic conditions affect the financial capacity of employers and/or entrepreneurs, which might produce a drop in the number of employee contributors or a lack of capacity for creating new jobs, and decrease the salary of workers. Therefore, both variables—number of employee contributors and average  salary—determine the salary base of the contributors and affect the Company’s results. An increase in the unemployment rate negatively affects Provida’s results and, depending on its magnitude, the impact could be significant.

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

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 46.2% of Provida’s total assets under management for the year ended December 31, 2010.

The Pension Reform Law increased the permitted foreign investment range available to AFPs, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (October 1, 2008 to September 30, 2009) and between 30% to 80% commencing on the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum limits on the AFPs’ investment abroad: 45% starting on October 1, 2008, 50% beginning on December 1, 2008, 55% beginning on April 1, 2009 and 60% beginning on August 3, 2009. In November 2010, the Central Bank decided to increase again the maximum global investment limit abroad from 60% to 80%, in a gradual way, as follows: 65% beginning December 1, 2010, 70% beginning March 1, 2011, 75% beginning on June 1, 2011 and 80% beginning on September 1, 2011.

Such increase permits pension funds to have new investment opportunities, which could improve the diversity of their investment portfolios, but at the same time increases the potential exposure to the international markets of the total assets managed by the AFPs.

The worldwide economy could affect Provida’s returns obtained on mandatory investments and therefore its net profit.

Provida’s returns on its investments in foreign companies could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where such companies are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate MCh$8,677 (MUS$18.5) of Provida’s net profit for the year ended December 31, 2010.

The Company is exposed to risks of exchange rate and market performances in those countries where it holds equity interest in companies that administrate pension funds.

Likewise, an adverse fluctuation in the exchange rate between the currencies of such countries and the Chilean peso could negatively affect the profits from foreign companies and thus, their respective returns.

Additionally, the risks associated with the performances of pension markets where such companies participate, as the pension systems are highly regulated, refer to possible changes in the legal framework and to the economic situation where the companies are, since there is high correlation between their profits and the conditions of activity and employment of the respective country.

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share around 40% in terms of number of participants and 30% in terms of assets under management. Given its position in this market and its relative size, it is highly probable that competitors will take steps toward attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$20,672,416 (US$44.2 billion) as of December 31, 2010 are very large with respect to the size of the local capital market measured by its total capitalization. The latter reduces

Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its participants. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to attract new affiliations or decrease the number of participant transfers. Any decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Additionally, if pension fund returns managed by Provida do not achieve the legal minimum return established by law, due to any instability or uncertainty in capital markets as described above, the Company could lose part of its mandatory investments aimed at covering this difference. (See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of participants’ contributions in the pension funds”). This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

It is important to note that another factor affecting the country’s economy and thus, Provida’s results, relate to natural disasters that might occur in Chile, (i.e. an earthquake, such as the one that occurred on February 27, 2010) if they affect the unemployment level in the country.

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

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum real return on investment for each of its pension funds. This minimum return is based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio compositions, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s real return for a certain month were lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to comply with either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of participants’ contributions in the pension funds”.

The Pension Reform Law increased the investment limits for the pension funds. However, Provida cannot ensure that it will be able to fulfill minimum return requirements or the minimum reserve.

Provida’s business and results of operations may be affected by changes in laws, regulations or Chilean Government proposals

On January 16, 2008, the Pension Reform Law to the private pension system was approved and was published as the Republic Law (N° 20,255) in the Official Gazette on March 17, 2008. The first changes started to be implemented on July 1, 2008. Changes introduced by the reform can be summarized in four areas: coverage improvement, new industrial organization, investments and new institutional framework.

As a result of the implementation of the Pension Reform Law, there is an important new factor influencing the Company’s ability to capture new affiliations that enter the pension system. The generation of accounts related to new participants entering the system is awarded every two years, beginning on July 2010 and for a 24 month period, to the AFP offering the lowest variable fee. This fee must be lower than the lowest fee operating in the industry and must apply to the AFP’s entire portfolio, not only to the awarded portion.

Provida’s management believes that the approved reform consolidates the current private pension system and provides an adequate legal framework for AFPs to continue developing their activities. In reference to the coverage improvement, Provida believes that this implies a new business opportunity for AFPs. Regarding the new industrial organization aimed at increasing competition and reducing entrance barriers, Provida has the support of the BBVA Group, which has a leading position in the Latin American pensions market, as well as a competitive advantage in successfully facing the new conditions in the industry. Additionally, Provida believes that the flexibility of investment alternatives makes increased competition possible.

However, future changes in laws or regulations in Chile may have a negative effect on Provida’s financial results.

Life and disability insurance is the main component of expenses from operations, therefore an increase in the casualty rate of the client’s portfolio, or future changes in the market conditions or in the assumptions of the casualty model, could materially and adversely affect the Company’s results of operations

In terms of expenses from operations, life and disability insurance has represented an important source of expenditures for the Company. Life and disability insurance is considered a long-term obligation because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (in the case of partial disability defined as a decrease between one half and two thirds of the working capacity). Until October 2009, the total disability benefits (in the case of total disability, defined as a decrease in more than two thirds in the working capacity) were also granted three years after the initial disability determination.

Before the changes introduced by the Pension Reform Law that included the bidding process of the life and disability insurance by all the AFPs in July 2009 (see “Item 3. Key Information – Recent Regulatory Changes–”), Provida by law was obligated to provide life and disability benefits by individually contracting an insurance in order to comply with such obligation.

Even though, the Pension Reform Law eliminated the AFP’s individual obligation regarding the coverage of casualties beginning on July 1, 2009, by awarding the life and disability administration to a group of insurers, the obligation of those casualties pending payment due to temporary disability under coverage as of June 30, 2009, will remain in Provida.

At the moment that the final disability determination is made, the AFP is obligated to cover any shortfall equivalent to the difference between a participant’s savings in his/her individual capitalization account and the benefits granted to him/her by law. These benefits relate to the present value of the life annuity pension discounted by the life annuity rates in force at the time of the payment. Such pension will be equivalent to a percentage of the participant’s average taxable remuneration for the last ten years depending on the decrease of his/her working capacity: i.e., 50% of his/her taxable income in case of experiencing a loss of between one-half and two-thirds of working capacity, and 70% of his/her taxable income in case of experiencing a loss of more than two-thirds of working capacity. As a result, changes in interest rates impact the final value of an AFP’s payment obligations.

According to the insurance contracts still in force maintained by Provida with BBVA Seguros de Vida entered into before the Pension Reform Law implementation, the Company has the obligation to make additional premium payments if the casualty costs are greater than the temporary payments and up to a maximum amount previously defined. The risk of a greater casualty cost and its consequent effect in the Company’s expenses from operations is subject beginning on July 1, 2009 to the returns of life annuities and pension funds, factors that have an inverse relationship in the economic cost of casualties, therefore, the Administrator could be forced to pay additional contributions if the evolution of such factors so determine.

Provida requested BBVA Seguros de Vida, in conformity with the new regulation, to value reserves at the prevailing interest market instead of an historical interest rate (defined as the minimum interest rate of the previous semester) so that the Company’s liability would more accurately reflect the amount that will be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration to that of the insurance liability.

In view of changes made in the management of assets and liabilities associated with the life and disability insurance, AFP Provida has mitigated the risk associated with interest rate fluctuation.

Finally, the Company continues recording its obligations for this concept at fair value in accordance with the casualty model that considers the future evolution of relevant variables under conservative scenarios, which might include constituting higher provisions than those required by law that correspond to the surplus of the insurers’ balance sheets. In view of the low interest rates expected at the moment of payment of the obligations and also applied in the casualty model, Provida has constituted higher provisions of MCh$1,688 as of December 31, 2010.

Provida is exposed to the credit risk of the insurers such that the risk of failure of an insurer to pay any required shortfall amount is borne by Provida

Under the Pension Reform Law, the Pension Fund Administrators together must purchase insurance for their affiliates, called life and disability insurance (SIS). The right to provide such insurance is awarded through a bidding process, which is carried out by all AFPs.

In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the State guarantee. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of 45 UF (MCh$1 approximately) for each beneficiary or pensioner.

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

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2010, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the six AFPs operating in Chile in terms of the number of participants, contributors, assets under management, participants’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 1990s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger processes with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 41% in 2010 in terms of participants and from 20% to 30% in 2010 in terms of total assets under management.

Since 1993 Provida has participated in establishing private pension systems in other countries in Latin America, achieving at the end of the 1990s equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its subsidiary, Provida Internacional. In 1999, BBVA Group purchased a controlling interest in Provida and since 2001 the Company has participated with BBVA Group under a joint strategy to boost the aggregate pension holdings in Latin America.

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

Regarding local investments, Provida became a shareholder of Investment DCV in 1993, a company whose main purpose is to invest in entities engaged in offering securities to the public and in which Provida currently holds a 23.14% equity interest. Since 2000, Provida has been a shareholder in PreviRed.com (“PreviRed”), a company that provides electronic collection services for pension contributions. Provida currently holds a 37.87% equity interest in PreviRed.com. Finally, in 2002 a consortium composed of all AFPs was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), in which Provida holds a 37.80% equity interest.

There were no significant events in 2009 and 2010 concerning Provida’s domestic and international business and investments.

Capital expenditures and divestitures

In 2009 and 2010, aggregate capital expenditures totaled MCh$6,526 (approximately MUS$14) and divestitures totaled MCh$53 (approximately MUS$0.1) as follows:

In 2009, capital expenditures related to investments in fixed assets made in the ordinary course of business and in particular to facilities and branch offices remodeling, and purchase of computer equipment and software. Regarding capital divestitures, no sales of fixed assets or sales of permanent investments were recorded during the year.

In 2010, capital expenditures related to investments in fixed assets made in the ordinary course of business, specifically referred to the implementation of the Top One project (office restructuring), purchase of computer equipment and software, and purchase of land. Regarding capital divestitures, these are related to sales of fixed assets mainly furniture and installations.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2009 and 2010:

	For years ended December 31,
	2010	2009
	MCh$	MCh$
Capital Expenditures	(3,544)	(2,982)
Divestitures	53	-

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover attempt in respect of any other company’s shares, in either the last or current fiscal year.

B.     Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must have a minimum capital equal to UF5,000 (approximately ThUS$230), which increases based on the number of participants up to UF20,000 (approximately ThUS$920) for AFPs with over 10,000 participants. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If the AFP is not able to do so, the Superintendency of Pensions would revoke the authorization of existence and liquidate the society.

The AFPs are required by law to be single-purpose companies authorized to provide the following services:

-	collection and management of contributions made by participants;
-	investments of participants’ contributions in pension funds managed by the AFP;
-	provide life and disability benefits for participants; and
-	provide a senior pension for participants.

Services of collection and management of contributions made by participants

The services provided by the AFPs in connection with collection and management of contributions include mandatory contributions and voluntary contributions made by its participants.

Regarding mandatory contributions and in accordance with the Pension Law, each dependent worker and participant of Provida must contribute 10% of his/her taxable salary into his/her individual capitalization account. Such contributions are deducted from the participant’s salary and are used to purchase shares of some of the five types of funds that Provida manages. These funds are legal entities separate from Provida as Administrator.

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement will be effective beginning on January 1, 2012 and from that date onward, self-employed workers must gradually make contributions based on a 40%, 70% and 100% of their salary during the first, second and third years respectively, equating to the 10% contribution of dependent workers. Additionally, the new regulation incorporates the concept of voluntary participant, which applies to any individual who does not engage in a remunerated activity and decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s participants by their employers and those contributions from Provida’s self-employed participants and voluntary participants. Those monthly contributions are credited into each participant’s individual capitalization account. In the case of dependent workers, each employer must provide Provida with a monthly payroll listing all its employees who are participants of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary participants may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, dependent workers whose spouses are voluntary participants, can grant authorization to their employers to deduct the contributions to be added to their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in Santiago for processing. Each AFP also administers an individual and private indemnity account in the fund for household workers (such as housekeepers).

Provida offers its participants the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. Because this voluntary account is not designated as pension savings but free disposal, the participant may make deposits into his/her account as often as desired and is able to make withdrawals up to six times a year with no amount restriction. Currently, Provida charges a variable fee of 0.92% per month over the administered funds. This account is kept open in the pension fund registers, regardless of its account balance status.

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF50 (approximately US$2,300). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.7) for fund transfers collected for other financial institutions.

As a way to improve the volume of participants’ contributions and therefore the cover of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC” for its Spanish acronym) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This savings is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this modality. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this modality, the Authority has established tax incentives for workers.

Investment services of participants’ contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of management’s investment decisions, the following committees of Provida are involved:

- Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors. This committee consists of three directors; two of them must be “autonomous” according to the criteria established in the Pension Reform Law, the President being one of the autonomous directors. Among its functions are: to design an investment policy and a risk profile for each fund type; to supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; to review objectives, policies and procedures to and from the administration of the investment risk in the pension funds; to examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and to approve investments in any new kind of asset, among others.

- Committee of Investments and Risks: this is comprised of the Chief Executive Officer, the Chief Investment Officer, Manager of Pension Risk and other executives that might be designated. Among the responsibilities and attributions of this committee are: to review the different measures of risk-return presented by the Pension Risk Management; to approve different issuers, counterparts, mutual funds agencies, agents, among others, proposed by the Investment Management; to take notice about any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

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

For this, the responsible for assets management is the Investment Area that has three management divisions: Variable Income, Fixed Income and Research, and Middle Office Deputy management, all of them reporting directly to the Chief Investment Officer. These Units include full-time research analysts with experience in investments, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on tendencies and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. The Department of Administration and Valuation, which is part of the Back Office Unit, all of them belonging to the Planning and Control Division of the Company, validates investments each day before entering into them. Additionally, this unit has the obligation of disclosing to the Superintendency of Pensions a daily report with all investment activities.

It is important to note that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed annually, and is effective up to December 2011. This certification includes all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the Back Office Unit, as part of the Planning and Control Division.

The general objective of Provida’s investment activity is to administer the investment portfolios composed of the participants’ contributions in order to obtain the highest possible return for the level of risk and terms of these participants’ profiles. For this and according to the current regulation, the participants have five fund types, allowing maximizing the expected pension according to their specific risk profiles.

To aid the participants’ in making the best choice, Provida seeks at all times that the five fund types (fund Type A, B, C, D and E) have clear differences among them regarding potential risk and returns. These differences are limited by the current regulations, including the requirement of a minimum return.

The main difference among the different fund types, as stipulated in the regulation, is the proportion invested in variable income securities. Fund Type A has the highest concentration allowed in variable income securities with a maximum of 80%; fund Type B has a maximum concentration of 60%; fund Type C has a maximum concentration of 40%; fund Type D has a maximum concentration of 20% and fund Type E has the lowest concentration with a maximum of 5% in variable income securities. The regulation establishes several restrictions regarding the investment activities that can be developed by each fund to guarantee the maintenance of such differences among the funds according to the risk of variable income securities permitted for each of them.

The investment philosophy behind the five fund types is to combine the highest possible diversification with low costs and a high degree of transparency. These principles must always be present when making and implementing the investment decisions.

The Pension Reform Law increased the range allowed for AFPs to make investments abroad, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% since the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum investments limits abroad: 45% from October 1, 2008, 50% from December 1, 2008, 55% from April 1, 2009 and 60% from August 3, 2009. In November 2010, the Central Bank increased again the maximum global investment limit abroad from 60% to 80%, gradually increasing as follows: 65% from December 1, 2010, 70% from March 1, 2011, 75% from June 1, 2011 and 80% from September 1, 2011.

The table below summarizes the Pension Reform Law’s ranges for foreign investments per each Type of Fund:

Investment limits in variable income instruments
	October 1, 2008 – September 30, 2009	October 1, 2009 onwards
Fund Type A	25% - 80%	45% - 100%
Fund Type B	20% - 70%	40% - 90%
Fund Type C	15% - 60%	30% - 75%
Fund Type D	10% - 30%	20% - 45%
Fund Type E	5% - 25%	15% - 35%

The maximum investment limits abroad per each Fund Type determined by the Central Bank beginning December, 2010 is as follows:

	Fund Type
	A	B	C	D	E
December 1, 2010	85%	75%	65%	35%	30%
March 1, 2011	90%	80%	70%	40%	35%
June 1, 2011	95%	85%	75%	45%	35%
September 1, 2011	100%	90%	75%	45%	35%

The Pension Law also distinguishes among the age and gender of the individuals who may select to participate in the different fund Types. A description of the requirements to participate in each of the funds is detailed as follows:

Multiple funds allowable selections
	Men up to 55 years old and women up to 50 years old	Men from 56 years old and women from 51 years old not pensioned	Pensioned participants
Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

Source: Superintendency of Pensions

According to the Pension Law, if at the ages of 56 and 51, men and women respectively who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, these are gradually transferred to fund Type B.

Moreover, if the participant does not voluntarily choose a fund, the mandatory contributions are assigned and modified by law according to the participant’s age:

-	Contributions made by men and women younger than 35 are to fund Type B;
-	Contributions made by men between 36 and 55 and women between 36 and 50 to fund Type C; and
-	Contributions made by men older than 56 and women older than 51 to fund Type D.

For participants who apply to programmed withdrawal, temporary income with deferred life annuities or immediate life annuities with programmed withdrawal plan, 100% of their savings are initially allocated in fund Type D. Thereafter, these participants may opt for any fund among the permitted alternatives.

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (44.5% at the end of 2010) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
	December 2002		December 2010
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	4,024,100	19.5%
Fund Type B	1,177,690	11.7%	3,999,210	19.3%
Fund Type C	7,346,323	73.2%	9,192,682	44.5%
Fund Type D	1,016,124	10.1%	2,929,181	14.2%
Fund Type E	395,863	3.9%	527,243	2.5%
Total	10,048,691	100.0%	20,672,416	100.0%

Source: Superintendency of Pensions

Under the Pension Law, each pension fund is a separate legal entity from the AFP, not affected in any way by the AFP’s financial situation. In the event of the AFP’s bankruptcy, the Superintendency of Pensions would assume control of the fund, allowing participants 90 days to transfer funds in their individual capitalization accounts to another AFP. At the end of this period, the fund custodian appointed by the Superintendency of Pensions would transfer all remaining accounts to another fund designated by the custodian.

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

The Pension Reform Law includes an exception to the previous paragraph for those funds that have less than 36 months of operation. In these cases, such AFP will be liable to the fund to the extent that the weighted annual real return of funds Types A and B are less than the lesser of (a) the weighted average annual real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average real return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than twelve operating months.

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

Before the Pension Reform Law became effective, Provida individually obtained insurance to cover its obligations to provide life and disability benefits to participants.

If an participant dies or becomes disabled prior to the legal age of retirement (65 years of age for men and 60 to 65 years of age for women) and before accumulating sufficient funds in his/her individual capitalization account to finance payments to the participant or his/her beneficiaries regarding pension benefits required by law, the AFP has an obligation to make up the shortfall in the participant’s individual capitalization account. Under the law, each AFP is required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation. For more information on the costs associated with this insurance, see “Primary Expenses” below.

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

-
Solidarity pension contribution of disability: being declared disabled by a Medical Commission designated by the Superintendency; being affiliated with the pension system established by the 3,500 Law Decree of 1980; not receiving a pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible for a disability pension, provided that the sum of the amount of such pension plus any other pension received from such system is less than the basic solidarity pension of disability.

The solidarity system will be administered by the Social Pension Institute, having the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it will regulate the proceeding of the request, the operating manner and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, the current participants to the private pension system are able to submit their requests to access the solidarity pension system to the AFP which they are part of for further submission to the Social Pension Institute.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their participants who meet the legal age requirement: 60 years of age for women and 65 years of age for men.

Participants meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, which gradually increased, over a term of 6 years, the required percentages between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension. The latter is intended to increase the level of pensions received and to restrain the trend of retirement before reaching the legal age, present among workers in recent years, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

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

The Chilean Government guarantees a minimum level of senior pensions for all AFP participants who have contributed for at least 20 years (including any year contributed under the former system) having reached the retirement age stipulated by the law. In the event that the participant’s contributions into his/her individual capitalization account together with the amount paid pursuant to any recognition bond do not meet these minimum levels, the AFP pays the pension from the participant’s individual capitalization account until the account is depleted.

The solidarity pension system financed by the State resources and incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the participants must meet certain requirements:

Solidarity basic senior pension:

-	Being at least 65 years of age at the moment of the claim
-	Not being eligible to any pension under any pension regime either as a titular or as a beneficiary of a life disability
-
Demonstrating 20 years (continuous or discontinuous) of residence in Chile, accounted from the time the participant had reached 20 years of age and for a period of not less than four years of residence in the last five years prior to the submission of the request in order to obtain the benefits.

-	Being part of a family group belonging to the poorest population in Chile in accordance with the coverage schedule mentioned below.

As of July 1, 2010 the amount of the benefit amounts to Ch$75,840 per month.

Solidarity senior pension contribution

-	Being at least 65 years of age at the moment of the claim
-	Receiving a pension inferior to the maximum pension with solidarity contribution (PMAS).
-
Not being a contributor in the Chilean police officers’ social security system (“Dipreca” for its Spanish acronym) or the Chilean armed forces social security system (“Capredena” for its Spanish acronym), or receiving pension under such regimes as a titular or beneficiary of a life pension.

-
Demonstrating 20 years (continuous or discontinuous) of residence in Chile, accounted from the time the participant had reached 20 years of age and for a period of not less than four years of residence in the last five years prior to the submission of the request in order to obtain the benefits.

-	Being part of a family group belonging to the poorest population in Chile in accordance with the coverage schedule mentioned below.

Amount and date of entrance PMAS

Period	Coverage
In Ch$
July 1, 2008 – June 30, 2009	70,000
July 1, 2009 – August 31, 2009	120,000
September 1, 2009 – June 30, 2010	150,000
July 1, 2010 – June 30, 2011	200,000
From July 1, 2011	255,000

Gradual Coverage of the benefits for Basic Pension and Solidarity senior pension contribution
Period	Coverage
July 1, 2008 – June 30, 2009	40% of the poorest population in Chile
July 1, 2009 – August 31, 2009	45% of the poorest population in Chile
September 1, 2009 – June 30, 2010	50% of the poorest population in Chile
July 1, 2010 – June 30, 2011	55% of the poorest population in Chile
From July 1, 2011	60% of the poorest population in Chile

At retirement, the participant chooses among four options for receiving his/her pension benefits: an immediate life annuity, a temporary income with deferred life annuity, a programmed withdrawal plan or an immediate life annuity with a programmed withdrawal plan.

-
Immediate life annuity: the participant selects a life insurance company, which pays the participant a monthly fixed income for the rest of his/her life in exchange for transferring the total amount in his/her individual capitalization account. Currently, for the participants that elect this alternative, the insurance company must offer a pension that is equal to or greater than the minimum seniority pension guaranteed by the State. From July 1, 2008, due to the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension applicable at the moment of retirement.

-
Temporary income with deferred life annuities: the participant contracts with a life insurance company to start receiving life annuity plan benefits on a specific date in the future, immediately transferring the associated funds of such life annuity to the insurer. Likewise, the surplus to the temporary pension that covers the period from the moment when the participant selects his/her option until the annuity payments begin, is maintained in the individual capitalization account with the AFP.

-
A programmed withdrawal plan: the participant keeps his/her funds deposited in his/her individual capitalization account with the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as the participant’s life expectancy. The amount of the participant’s monthly pension under the programmed withdrawal plan is recalculated every twelve months based on the surplus amount in the individual capitalization account of the participant and the variables described above. In the event that such amount falls below the minimum pension level, the Government’s guarantee becomes enforceable, if applicable. If the participant chooses a programmed withdrawal plan, it is possible to switch him/her to a life annuity plan. However, if a participant elects to transfer savings from his/her individual capitalization account to a life insurance company to receive life annuity benefits, the participant may no longer return to the programmed withdrawal plan.

-
Immediate life annuity with a programmed withdrawal plan: the participant contracts an immediate life annuity with a life insurance company financed with part of the balance maintained in his/her individual capitalization account, allocating the remaining balance to the programmed withdrawal plan. In this case, the pension would correspond to the sum of the amounts received from each modality. The participants allowed to opt for this modality, should be able to obtain an immediate life annuity equal to or higher than the minimum seniority pension guaranteed by the State (with the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension).

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF, being recalculated annually according to the new balance of the account. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF45 (approximately US$2,000).

Additionally, a participant who has been affiliated with the pension system for at least 10 years, may withdraw part of the balance of his/her individual capitalization account and freely use the surplus provided that he/she is able to obtain a pension from his/her pension funds equal to or superior to 70% of his/her average taxable remuneration and equal to or superior to 150% of the legal minimum prevailing pension. Such surplus corresponds to the difference between the total pension savings in the participant’s capitalization account and the funds required to finance the highest value resulting from the application of the aforementioned requirements (70% of average taxable remuneration and 150% of the legal minimum pension). To calculate the requirement, the lowest rate between the average rate of the life annuities informed and the rate of programmed withdrawal of the fund where the participant has his/her account, is used.

With the Pension Reform Law, the right to withdraw the disposable surplus will be limited to those participants that have a pension superior or equal to 100% of the maximum pension with a solidarity contribution, and 70% of the average of remunerations received and salaries declared.

Primary revenues

(i) Fee income

The most significant source of revenues from operations for Provida is the monthly fee charged to participants in connection with deposits into his/her individual capitalization account. Under the Pension Law, an AFP is permitted to charge a fee for:

-	Collection and administration of mandatory contributions;
-	Pension payments of programmed withdrawals and temporary income;
-	Collection and administration of voluntary savings;
-	Management and transfer of voluntary pension savings to other entities, and
-	Transfer of contributions made by voluntary participants.

Provida currently charges fees for each of the above services as well as the rest of the AFPs, excepting AFP Habitat and AFP Modelo, which do not charge fees for transferring contributions of voluntary participants.

In accordance with the Pension Law, each AFP is allowed to set the fees it charges its participants or pensioners. In connection with fees charged, the Pension Law establishes that each AFP must apply the same fee levels to each of its participants, excluding participants who are not entitled to receive life and disability benefits and are charged a lower fee regarding mandatory contributions to reflect lower costs to the administrator.

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have limited the range of fees charged by AFPs.

The AFP earns fees in connection with the collection of contributions to participants’ individual capitalization accounts and the administration of such accounts. In 2010, out of the total of Provida’s revenues from operations, MCh$130,273 or 76.9% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on participants’ monthly mandatory contributions to their individual capitalization accounts.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. With the enforcement of the Pension Reform Law, the ability that each AFP had to determine whether to charge a fixed fee deducted from the pension fund was eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of a participant’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base. In accordance with the Pension Reform Law, the maximum amount of taxable income should be adjusted in January of each year as per the variation of the real wage index as measured by the Chilean Instituto Nacional de Estadísticas (National Statistics Institute). In January 2010, this maximum amount increased from UF 60 to UF 64.7 per month (US$2,950 approximately), whereas in January 2011 the amount was adjusted to UF 66.0 (US$3,000 approximately).

For instance, if a participant receives a monthly salary of Ch$100,000 as a dependant worker, he/she must contribute Ch$10,000 to an AFP. Under Provida’s variable fee currently in force (1.54% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$1,540.

The requirement to charge a uniform fee to all participants has limited the AFPs’ flexibility to reward long-term or higher-income contributors with lower fees compared to those charged to newer and/or lower funds accounts. Although changes to this rule have been proposed on several occasions, Provida cannot ensure that a change will be adopted that would allow Provida to reward long-term or higher-income contributors through lower fees.

The fee structure for the years 2009 and 2010 and March 2011 is as follows:

Monthly fees for mandatory contributions
	2009	2010	March 2011
Provida	1.54%	1.54%	1.54%
Industry High	2.36%	2.36%	2.36%
Industry Low	1.36%	1.14%	1.14%
Industry Average	1.64%	1.55%	1.55%

Source: Superintendency of Pensions

Pension payments of programmed withdrawals or temporary income

With respect to fees charged for programmed withdrawals or temporary income, the Pension Reform Law authorizes the AFPs to charge only a variable fee over the pension paid. Currently, all the AFPs charge a variable fee of 1.25%.

Under this modality, the participant maintains his/her funds deposited in an individual capitalization account in the AFP and withdraws a monthly pension in accordance with a pre-established formula determined by law. In the event that such amounts fall below the minimum pension level, the Government’s guarantee applies, depending on the contribution level of participants. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting senior pension benefits.”

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

The AFPs, like other authorized institutions, also offer participants the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee over assets under management, and fees currently range between 0.51% and 0.70% on an annual basis and fees on fund transfers collected for other institutions currently range between Ch$1,101 and Ch$1,437 for each fund transfer (approximately US$2.40 and US$3.10). The current fee charged by Provida is Ch$1,250 (approximately US$2.70).

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

Under no circumstance will an AFP be able to establish conditions to the affiliation or transfer of participants who are parties to a collective voluntary pension savings contract.

Transfer of contributions made by voluntary participants

The AFPs have the right to charge a fixed fee for transferring contributions made by voluntary participants collected by the AFP, but whose destination is another AFP or authorized institution. Provida currently charges a fee of Ch$1,250 (approximately US$2.70) per operation, while the rest of the AFPs charge a fee between Ch$1,100 and

Ch$1,250 (approximately US$2.40 and US$2.70). Two out of six AFPs in the industry do not charge a fee for such service.

The fees can be changed at any time upon three months’ notice to participants, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2010	2009
Variable fee on monthly contributions (for participants who are entitled to receive life and disability insurance)(*):	1.54%	1.54%
Variable fee on payments of programmed withdrawals and temporary income:	1.25%	1.25%
Variable fee for voluntary pension savings (annual basis over administered funds):	0.92%	0.92%
Fee charged on voluntary pension saving accounts:
Fixed fee per transfer (Ch$)	1,250	1,250
Variable fee for management (annual basis over administered funds)	0.56%	0.56%
Fixed Fee for transfer contributions made by voluntary participants (Ch$)	1,250	1,250

Ratios of fees to total fee income:
Variable fee on monthly contributions	96.8%	98.1%
Variable fee on payments of programmed withdrawals	1.8%	1.1%
Variable fee on voluntary pension savings	1.4%	0.8%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%
Fixed fee on transfer of contributions made by voluntary participants	0.0%	0.0%

 (*) Participants who have reached retirement age or who are receiving a disability benefit are not entitled to receive life and disability benefits and are charged lower fees.

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the numbers of contributors, as well as their average salaries, and not the number of participants, determine the monthly mandatory fee income of each AFP. In 2010, Provida had the largest average market share of contributors among all AFPs (38.9%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4—Information on Provida—B. Business overview—Principal activities—Investment services of participants’ contributions in pension funds”) represented 15.3% and 12.9% of Provida’s revenues from operations in 2009 and 2010, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2010	2009
Gains (losses) on mandatory investment (in MCh$)	21,886	32,829
Weighted average real returns of pension funds	9.5%	26.1%

Mandatory investments of pension funds (in MCh$)	204,526	179,129
% Mandatory investment’s participation in portfolio	1.0%	1.0%

Source: Uniform and Codified Statistic Form (FECU) and Superintendency of Pensions

Gains (losses) on mandatory investments and real average returns for each fund
	2010		2009
	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%
Fund Type A	4,956	11.6%	8,749	43.8%
Fund Type B	4,878	11.2%	7,990	33.3%
Fund Type C	9,314	8.8%	13,197	22.5%
Fund Type D	2,309	6.5%	2,551	14.9%
Fund Type E	429	5.8%	342	7.3%
Total gains and weighted average returns	21,886	9.5%	32,829	26.1%

Mandatory investment maintained in each fund and percentage of each fund in the total
	2010		2009
	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%
Fund Type A	39,868	19.5%	33,455	18.7%
Fund Type B	39,690	19.4%	34,951	19.5%
Fund Type C	90,871	44.4%	81,073	45.3%
Fund Type D	28,800	14.1%	24,252	13.5%
Fund Type E	5,297	2.6%	5,399	3.0%
Total	204,526	100,00%	179,129	100.00%

Source: Uniform and Codified Statistic Form and Superintendency of Pensions

As shown in the tables above, fund Type C has the highest concentration of total administered assets, however, the most risky funds (funds Types A and B) have obtained higher importance in proportion to the assets under management, as a result of the existence of a greater portfolio of younger clients (assigned to such funds by law), and also a greater preference for riskier investment options by participants, which have been rewarded with higher returns.

(iii) Other revenues

This is mainly revenue from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which in the aggregate were MCh$10,056 or 6% of Provida’s revenues from operations in 2010. Additionally, the period recorded financial revenues of life and disability insurance that stemmed from the excess of cash flows of insurers in view of premium payments made by the Company, for which specific conditions are stipulated in the respective contracts. In 2010, these were MCh$7,126 representing 4% of total revenues during the period.

Primary expenses

(i) Life and disability insurance premium

The Chilean Pension Law previously required AFPs to individually purchase insurance to cover their obligation to provide life and disability benefits to their participants (For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.1 Life and disability insurance contract”). Beginning in July 2009 with the implementation of the Pension Reform Law, the requirement to provide the life and disability insurance was awarded to a group of insurers through a bidding process, having the same value for all the participants regardless of the AFP to which they contribute.

In the year 2009, the recurring expense of the life and disability insurance was recorded until July 2009 (due to a one -month lag between the coverage month and the receipt of pension contributions), when the temporary premium of the contract with coverage between January 2005 and June 2009 and the provisions for higher casualty rate were recorded. In 2010, this item only included expenses related to the recovery of leftovers from previous coverage periods stemming from the last insurance contract, and provisions for unfavorable casualty rate due to changes in the value of payable casualties, thus the expense significantly decreased (92%) as compared to the year 2009.

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

In accordance with the Authority’s request, Provida recognizes the higher amount resulting from the accounted liability amount (from the insurance company) and the amount determined by its casualty model, thus the expense to be recognized depends on interest rate fluctuation.

The expenses for life and disability insurance premium accounted for MCh$2,338 as of December 31, 2010 (MCh$61,494 as of December 31, 2009), equivalent to 3% (46% in 2009) of Provida’s total expenses from operations.

Payments of benefits for the participant or his/her beneficiaries

Before the Pension Reform Law became effective, if a participant died or became disabled before the legal age of retirement (65 years of age for men and 60 years of age for women) and had not accumulated sufficient funds in his/her individual capitalization account to provide the participant or his/her beneficiaries the benefits required by the Pension Law, the AFP had an obligation to make up for the shortfall to the participant’s account. Additionally, all AFPs were required to obtain individually an insurance policy with a licensed life insurer to provide coverage for this obligation. With the Pension Reform Law, women’s age became the same as men’s age (65 years old) to apply for these benefits and the individual requirement for the AFPs was eliminated beginning in July 2009 and AFPs are no longer liable for any shortfalls. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting life and disability benefits”.

Participants are eligible for the life and disability benefits provided that they are salaried workers who were contributing to an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed participants are eligible for these benefits if they have made contributions in the month prior to the disability or death.

The Pension Reform Law will gradually incorporate to self-employed workers by requiring them to make mandatory contributions (See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by participants”). Given the above, life and disability insurance coverage for self-employed workers that have made mandatory contributions will be subject to an annual taxable income equal to or superior to seven minimum monthly incomes, permitting them to have an annual coverage commencing on May 1 of the year in which contributions were made until April 30 of the following year. In those cases where the taxable income is inferior to the aforementioned requirement, the coverage will be proportionate to participants’ contributions.

Disability benefits are given to those participants who have been qualified as disabled by a Medical Commission designated by the Superintendency of Pensions. A participant is qualified as disabled if his/her working capacity is diminished by at least 50%, as follows:

-
Participants with a partial disability, defined as experiencing a loss of between one-half and two-thirds of their working capacity, are entitled to receive a pension equal to 50% of their prior income, which is defined as their monthly average taxable income for the last ten years, or for the latest period during which they worked, as adjusted for inflation. The entitlement to partial disability benefits has a temporary character and covers a three-year period beginning after the first disability determination. At the end of such period, the Medical Commission makes a second disability determination (final determination) and concludes whether the temporary disability continues, changes to a total disability status, or whether the participant is no longer disabled.

-
Participants with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income. Under the Pension Reform Law effective from October 1, 2008, the partial disability status for total disability was eliminated, therefore, when the Medical Commission qualifies a participant as totally disabled, this determination will be considered as definitive and unique.

Life benefits are granted to the legal beneficiaries of participants who have died before reaching the legal age of retirement. Benefits are established as a percentage of the participant’s prior income. The applicable percentage depends primarily on the family status of his/her beneficiaries: for a spouse with no children, the percentage is 42.0%; for a spouse with children, 35.0%, plus 10.5% for each child up to 18 years of age (until the age of 24 for students and until death for disabled children).

Before the implementation of the Pension Reform Law, if the disabled or deceased participant’s individual capitalization account did not have the amount of funds necessary to pay the pension stipulated by law, the insurers (under its contract with the AFPs) had to make up the shortfall in case of death or total disability. In the case of disability, after the determination of partial disability (or total disability until October 2008), the AFP had to record a provision in order to settle the shortfall three years from when the final disability determination was made~~;~~, taking into account the three years of temporary pension payments that would be received by the participant following the initial disability determination.

In order to determine the costs of the aforementioned benefits, the insurer made these calculations at the time of the initial disability determination, three years before the shortfall was paid and if it was required by the final disability determination, on the basis of the information available to it at that time, including current annuity rates and the amount of funds in the participant’s individual capitalization account. If a final disability determination was made, the insurer updated the amount of initial disability reserve based on the information available at such time.

As previously mentioned, with the implementation of the Pension Reform Law, the insurers receive a single premium for providing life and disability benefits , therefore the insurers are ultimately responsible for the associated payments.

Payments by Provida to the insurer

Before modifications introduced by the Pension Reform Law and under the insurance policy in force until June 2009, Provida paid the insurer a temporary rate, equal to 1.00% of the aggregate taxable remuneration of all of Provida’s contributors, which was intended to provide the insurer a portion of the funds it would be required to pay to beneficiaries for life and disability benefits, which annually amounted to MCh$44,440 for temporary premium. Also, Provida paid the insurer until June 2009 a monthly fixed management fee, which averaged MCh$37 per month, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2010 the aggregate payments to the insurer regarding the life and disability insurance premium were MCh$649.

In the first quarter of each year until the close of each contract (48 months after the termination, extendable for two years upon mutual consent), Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true -ups to the sum of (i) the funds effectively accumulated and paid by the insurer to participants or their beneficiaries and (ii) the estimated requirement by the insurer necessary to pay disabled participants once final disability determinations of disabled status have been made by the Medical Commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s contributors) established in the insurance contract that for 2009 was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums were paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus is 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company. For the fiscal year 2010, the provisions made by Provida regarding payments to the insurer (in March 2010) resulting from comparing the temporary rate and the accounted casualty costs, as well as additional provisions attributable to the application of the Company’s casualty model were MCh$1,689.

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

The insurance contract also contemplates yearly true-ups payable to the insurance company, for the difference between payments made by Provida (temporary premium and previous true-ups) and the total accounted cost of casualties (paid or accrued by the insurer), taking place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded at December 31 of the previous year, calculated by applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer).

The General Rule N°243 ruling insurance companies, effective beginning on July 1, 2009, instructed that casualty reserves should be determined on a monthly basis at the market interest rate instead of the historical rate, giving the alternative to apply this methodology to insurance contracts previous to the implementation date of the norm. Provida requested that BBVA Seguros de Vida adopt such a rule. Consequently and given the impact of this over the administration of the insurance contract and the associated risks, the parties by common agreement modified the conditions of financial revenues. The above, considering that the rendering of life and disability insurance implies a mismatch risk between the assets and liabilities duration arising from such obligation.

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

The following table sets forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract as of December 31, 2010:

Insurance Company	Period covered by the Contract	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of the information provided by the Insurance Company	Gross Provision (MCh$)(*) Gross Provision at the current year-end (not including financial revenues effects)
		Date	Amount MCh$	To reported date	At 12-31-2010
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	12/31/2010	85,009	84,850	84,850	(12)	(12)
BBVA Seguros de Vida S.A.(***)	01-2005 to 06-2009	12/31/2010	349,341	343,114	343,114	(6,226)	(14,738)
Total						(6,238)	(14,750)

(*)	BBVA Seguros de Vida adopted General Rule N°243 effective commencing on July 1, 2009 (See Item 3. Key Information – Recent regulatory changes).
(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$147 was assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$1,922 discounted from the balance payable to BBVA Seguros de Vida according to the respective contracts.

(ii)  Employee Expenses

Employee expenses were MCh$30,984, equivalent to 43% of the total of Provida’s expenses from operations as of December 31, 2010. Wages and salaries of administrative personnel totaled MCh$15,936, equivalent to 51% of total employee expenses, while the administrative staff of 898 workers (annual average) represented 66% of the Company’s total staff during the year. Wages and salaries of sales personnel amounted to MCh$10,522, equivalent to 34% of the total of employee expenses, while the sales staff of 460 workers (annual average) represented 34% of the Company’s total workers. Short-term benefits to employees were MCh$1,865 equivalent to 6% of total employee expenses, and indemnities for cessation of labor relationship amounted to MCh$2,661 equivalent to 9% of total employee expenses.

(iii)  Depreciation and Amortization costs

Aggregate depreciation and amortization costs were MCh$8,011 in 2010, equivalent to 11% of total miscellaneous other operating expenses. Individually, the amortization costs amounted to MCh$5,823 and depreciation costs were MCh$2,188 in 2010.

(iv)	Miscellaneous other operating expenses

Miscellaneous other operating expenses were MCh$30,008 in 2010, representing 42% out of the total Provida’s operating expenses. This item is composed of: administrative expenses (real estate, telecommunications and services) equivalent to 75% of total miscellaneous other operating expenses, data processing expenses (maintenance, repair and liaison services) equivalent to 11% of total miscellaneous other operating expenses, other operating expenses (disability qualification costs and Board of Directors’ remunerations) representing 9% of total miscellaneous other operating expenses and marketing expenses (publicity and communications to clients) representing 5% of miscellaneous other operating expenses.

Principal markets

As of December 31, 2010 there were 6 AFPs operating in Chile. The most recent incorporation was AFP Modelo, which in August 2010 started to render services to the new participants’ portfolio entering into the pension system, for a two-year term awarded in the bidding process carried out in February 2010.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2010:
	Market Share for relevant variables, as of December 31, 2010
AFP	Pension Funds	Participants (*)	Contributors (*)	Revenues	Expenses	Profit
Provida	29.7%	40.9%	38.9%	33.5%	34.6%	34.1%
Habitat	25.1%	25.1%	25.9%	23.6%	15.0%	28.1%
Capital	22.3%	22.3%	21.2%	19.0%	15.2%	20.2%
Cuprum	20.0%	6.9%	9.7%	20.0%	29.1%	14.9%
Planvital	2.9%	4.5%	3.6%	3.8%	5.3%	3.2%
Modelo	0.0%	0.3%	0.7%	0.1%	0.8%	0.5%
Total	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%
Source: Based on information provided by the Authority and on annual Uniform and Codified Individual Statistic Form for all AFPs.
(*) Average market share for the year 2010.

In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception that the management of voluntary pension savings and collective voluntary pension savings has been opened to other authorized institutions.

With the implementation of multiple funds, the industry incorporated a new competitive aspect given that the larger number of pension funds portfolios causes participants to require higher levels of information in order to make optimal decisions regarding their risk and age profiles, and thus the pension advisory services granted by AFPs became of special relevance.

From the implementation of multiple funds through the end of the year 2007, the returns reached by each of the five funds had recorded outstanding levels, where the highest returns were in those funds with a greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns significantly dropped to the point of showing negative levels, adversely impacting primarily the high -risk funds and consequently decreasing their total accumulated returns. However, in 2009 when stability in the markets was recovered, the trend returned to be the same, where fund Types A and B obtained the highest returns.

The following table sets forth information with reference to real returns, over a twelve-month period (as of year end 2009, year end 2010 and March 2011); the annual average since the multiple funds’ inception (as of year end 2009, year end 2010 and March 2011) and the relative positions of each of the pension funds managed:

	Real return last 12 months				Annual average real return from the beginning of the multiple fund system
Fund type	Jan 09 – Dec 09	Provida’s position	Jan 10 – Dec 10	Provida’s position	Sep 02 – Dec 09	Provida’s position	Sep 02 – Dec 10	Provida’s position
Fund Type A	43.78%	3	11.58%	3	9.02%	2	9.32%	1
Fund Type B	33.39%	3	11.22%	3	6.77%	5	7.30%	5
Fund Type C	22.48%	3	8.77%	5	5.60%	5	5.98%	5
Fund Type D	14.86%	4	6.53%	4	4.68%	4	3.30%	4
Fund Type E	7.32%	4	5.78%	4	3.03%	4	3.36%	4

Source: Superintendency of Pensions

	Real return last 12 months		Annual average real return from the beginning of the multiple fund system
Fund type	Apr. 10 – Mar. 11	Provida’s position	Sep. 02 –Mar. 11	Provida’s position
Fund Type A	8.61%	4	9.19%	1
Fund Type B	8.38%	3	7.21%	5
Fund Type C	6.56%	4	5.96%	5
Fund Type D	5.31%	4	4.98%	4
Fund Type E	4.47%	4	3.48%	4

Source: Superintendency of Pensions

In other aspects, to encourage voluntary pension savings, changes to the law were introduced related to the certain tax benefits. On December 31, 2010, Provida recorded the highest number of APV accounts in the AFP industry, with a total of 167,061 active accounts, representing a market share of 29%. On the same date, funds accumulated by such APV accounts were MCh$283,300, recording a growth of 20% with respect to the end of the prior year. Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investments levels are limited by law, the AFPs have lower costs than other market participants and charge lower fees. According to the latest information available from the Superintendency of Pensions as of December 2010, the AFPs continue to play an important role in the voluntary pension savings market with market shares of 62% in the number of accounts and 61% in administered funds, followed by mutual funds with a market share of 19% in terms of number of accounts and administered funds.

Marketing and sales

Provida’s activities, as with all AFPs in the industry, are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining participants as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals modality.

Provida attracts participants mainly through its sales force, which targets potential clients who may be interested in changing the administration of their pension savings, as well as new workers who enter the labor market for the first time and need to be mandatorily affiliated with the AFP system as dependent workers. The Pension Reform Law incorporated a bidding process for the portfolio of new participants (dependent workers) that enter the private pension system, resulting in the portfolio being awarded to the AFP offering the lowest fee (which at the same time must be inferior to the fees current at the moment of the bidding process) for a 24-month period, during which the AFP will not be able to modify its fees, being extensive to the client portfolios already being managed by the AFP. In February 2010, AFP Modelo was awarded the first bidding process of new participants starting August 2010.

The scope of potential clients has been widened by the Pension Reform Law (effective from the year 2012), which gradually incorporates the contribution obligation of self-employed workers. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by participants”.

The sales force also performs tasks aimed at retaining participants’ portfolios in order to avoid client transfers to other AFPs. Provida also captures new participants through its wide network of pension service centers without sales agents’ intervention.

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

During 2010, Provida continued to strengthen its service channels by directing assistance inquiries towards remote and self-assistance channels and focusing on the face-to-face assistance towards an integral advisory.

Within the strategic projects, Provida developed an e-mail notification service to employers which enables account administrators to obtain news regarding pension products to their workers and view, print and file modifications, thus helping to update the pension payments with no mistakes. Self-service terminals available in branch offices throughout the country enable employers to obtain new functionalities such as interest transactions and adjustments that allow updating pension payments.

During 2010, the Employers Management section was created, which has assistance executives exclusively dedicated to the employers portfolio of AFP Provida. These executives are in charge of maintaining relationships with employers, answering their requirements promptly and obtaining fee income through the appropriate processing of residual and uncredited contributions, as well as obtaining referral clients as a result of good service.

As a complement, Provida initiated the Employers Service Plan, which seeks to promote available services for this segment and furnish relevant pension information. The main product of this plan is the Welcome Pack for employers, aimed at payroll and/or human resources administrators, which contains information regarding important pension matters.

Another segment created was Pensioners through the Company’s self and mobile service (SMS). By using a password or biometric ID, pensioners can obtain pension certificates, payment certificates and the payment date of pensions. All these services are available from the self-service terminals, and the last service from the mobile service (SMS), which had 304,609 registrants as of December 2010.

For the participants, tools oriented to voluntary savings were developed, such as online modification of the tax regime for voluntary pension accounts (APV) and a simulator of tax benefits for savings accounts under article 57 bis.

During 2010, Provida continued to implement a specific communication program oriented to participants Commercial insert included with quarterly balance sheets discussed pension topics of great relevance, such as information on voluntary pension savings, pension modalities and remote services (mobile telephony and transactional password). Among the three issues per year, approximately 5,500,000 units were distributed through mail and email.

Additionally, publicity campaigns played an important informative role, in which the promotion of voluntary pension savings was highlighted by specifying their importance to improve the future pension. Also, advertising posters were renewed throughout all the branch offices, reinforcing matters related to APV, SMS service, virtual branch offices, and agreement of pension contribution payments (Law 20,446).

Regarding the telephone service, during 2010 more than 620,000 pension calls were answered, of which more than 300,000 were assisted by executives from the pension platform, achieving an assistance level of 95% of calls, 5% higher than the percentage achieved in 2009. This increase stemmed from activities focused on enhancing process, information safety, efficiency of the executive platform and service quality that allowed for improving management indicators and the global perception of our clients.

Additionally, during 2010, telephone calls made by clients to the branch offices were transferred to the Call Center Service, which allowed pension executives to focus on in-person assistance to participants in branch offices.

Regarding the new services development, the automatic toolbar service granted by IVR was increased by incorporating topics such as date, amount and modality of pension for pensioners, date of incorporation in the system and date of incorporation in the AFP for participants and enterprises.

In relation to the virtual branch office, approximately 40,000 inquiries were received through the option (accessible via “contact us” link on Provida’s web site), which were answered within 24 hours, fulfilling the assistance standards required for ISO 9001 certification. According to evaluations made by clients in 2010, this response created a positive perception of Provida’s customer service.

Additionally, the Company enhanced the system which administrates these inquiries, allowing the Company to clearly identify the type of inquiries received and address all inquiries received through our website.

In December 2010, audits to validate the ISO 9001 Certification obtained during 2009 were carried out, for the assistance channels Call Center, website and “contact us” link on Provida’s website, which were successfully approved, reflecting that Provida continues to develop improvement projects to furnish excellent service.

During 2010, the Company continued enhancing its assistance model and restructuring the process in the branch offices, where most of them have 3 services areas: self-assistance, fast assistance and pension advisory.

In this new model, Provida consolidated the externalization process in collection services, pension payments and savings withdrawals, which were transferred to entities dedicated to furnish such services, which permitted Provida to focus its efforts to grant specialized and complete pension advisory services to its clients.

AFP Provida has the largest commercial network at the national level among all AFPs, with 59 branch offices~~,~~ distributed throughout the country, and divided into 41 Top One service centers that have self-service terminals, pension advisory and fast assistance capabilities, 16 pension advisory centers oriented to advisory, pension inquires, formalities and benefits of the pension system and 2 centers of AFC exclusive assistance. Approximately 16.9% of the branches are located in the northern region, 25.4% in the central-northern region, 8.5% east of Santiago, 11.9% west of Santiago, 20.3% in the southern-center region and 16.9% in the southern region. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and the three branch profiles defined previously.

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sale force, reducing significantly its sales staff that did not fulfill this profile.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2009 and 2010:

Total AFP Sales Force
	As of December 31,
	2010		2009
	N° Sales Agents	Market Share	N° Sales Agents	Market Share
Provida	443	19.9%	466	21.2%
Habitat	329	14.8%	329	14.6%
Capital	780	35.0%	637	30.0%
Cuprum	460	20.6%	471	23.4%
Planvital	216	9.7%	222	10.8%
Modelo (*)	-	0.0%	N/A	N/A
Total	2,228	100.0%	2,125	100.0%

Source: Based on annual Uniform and Codified Statistic Form (FECU), for all AFPs.
(*)  As AFP Modelo started operations in August 2010 and according to the information released by the Superintendency of Pensions,  it has not reported yet  a sales force as of December 2010.

Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain enterprises within a geographic coverage area. Sales personnel have visiting programs tailored to different companies to promote Provida and encourage employees to transfer to Provida from other AFPs. During these regularly scheduled visits, salespersons emphasize Provida’s size, trajectory, leading market position and reputation for high quality of customer service in order to attract participants, reinforcing the concepts of experience, capability and trust.

Regarding new participants in the system, it is important to note that the Pension Reform Law established that the bidding of the new participants portfolio, awarding the generation of new accounts for a two-year period, should be the AFP offering the lowest fee among the current fees, which must be applied to its entire portfolio and not only to the awarded portion. The latter has implied that the AFPs are not able to grow by capturing new workers that enter the labor market for the first time. Therefore, the main future growth sources for Provida will be focus on capturing participants with voluntary pension savings, and the reincorporation of inactive participants as a active contributors, especially self employed workers.

Provida’s selling and marketing expenses amounted to MCh$12,742 in the fiscal year 2009 and MCh$12,063 in the fiscal year 2010. The ratio of commercial expenses (corresponding to sales remunerations plus marketing expenses) over fee income was 7.5% and 9.3% for the fiscal years 2009 and 2010, respectively. Provida has followed a policy to make its commercial expense more efficient, decreasing such expenses by 5.3% as compared to the last year.

Licenses

The software license contract entered into with BBVA Inversiones Chile corresponds to intellectual property rights related to the use, as well as its instructions of use and functionality of, software implemented on different operating and administrative processes. This represented a cumulative total expense of MCh$9,387 for Provida as of December 31, 2009 and MCh$3,578 as of December 31, 2010. The enhancements incorporated for new projects amounted to MCh$742 for the fiscal year 2009, and MCh$746 for the fiscal year 2010. For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.2 Software license contract.”

In addition, the software license maintenance contract described above, the “data processing expenses” line item included updating services for changes related to new regulations or new requirements amounting to MCh$612 for fiscal year 2009 and MCh$73 for fiscal year 2010. For further information see “Item 10. Additional information — C. Material contracts” and “Item 19. Exhibits—4.3 Software maintenance contract.”

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

The Superintendency of Pensions

General. The Pension Reform Law created the Superintendency of Pensions, which is considered to all effects as the successor of the Superintendency of AFPs. The Superintendency of Pensions, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling AFPs. The Superintendency of Pensions authorizes the creation of new AFPs and mergers of existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, it has the ability to impose sanctions, such as admonitions and fines and in extreme cases it may order the liquidation of an AFP. In addition, any amendment of an AFP’s by-laws, such as an increase in capital, is subject to the Superintendency of Pensions’ approval. New functions and powers of the Superintendency of Pensions include the authority to monitor and supervise the solidarity pension system administered by the Social Pension Institute and establish and administer the Pension Advisors Registry.

The Superintendency of Pensions’ officers frequently inspect the AFPs’ branch offices and examine their activities and records.AFPs are required to submit their quarterly financial statements to the Superintendency and periodically provide detailed information on their operations. The audited financial statements for each fiscal year must be filed with the Superintendency of Pensions within 60 days after the end of the fiscal year covered by the report.

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

C.    Organizational structure

Provida was integrated into the BBVA Group in July 1999. The BBVA Group is an internationally diversified financial group with a significant presence in the traditional banking sector, as well as other sectors such as pensions, insurance, real estate and financial services. On December 31, 2010 the BBVA Group had 952,618 shareholders and 106,976 employees worldwide in a network of 7,361 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing an estimated value of assets of US$74 billion (approximately MCh$34,814,677) and providing services to approximately 11.9 million clients. In Chile, the BBVA Group manages assets of

MUS$44,137 (MCh$20,656,557) through Provida in a competitive market in which Provida has sustained a leading position over time.

The following chart sets out the related companies comprising Provida’s corporate structure as at December 31, 2010:

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

International Strategy

As of December 31, 2010, the BBVA Group through Provida’s participation is the largest pension group in Latin America, with approximately 11.9 million participants and more than US$74 billion in assets under management. Provida’s international strategy has focused on the efficiency of its current investments and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets; Provida will actively seek new investments in local AFPs.

In accordance with such strategy, certain changes in the investment portfolio of foreign subsidiaries were carried out in recent years to boost the pension franchise with the BBVA Group as described in “Item 4. Information on Provida—A. History and development”.

The main market indicators regarding Provida’s foreign investments are as follows:

	As of December 31, 2010
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,272,036	27%	1	7,295	23%	3
Ecuador – AFP Génesis	220,320	78%	1	63	72%	1
México – AFORE Bancomer	4,459,695	11%	3	16,206	16%	2

	As of December 31, 2009
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,209,597	27%	1	5,616	23%	3
Ecuador – AFP Génesis	202,520	80%	1	63	72%	1
México – AFORE Bancomer	4,503,980	11%	3	13,216	15%	2

Source: Based on Superintendency of Banks and Insurances in Peru, National Commission for Saving System for Retirement in Mexico, Superintendency of Companies and Stock Markets in Ecuador

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it has been present since 1993. In 2010, this subsidiary generated profits of MCh$2,248 for Provida, a decrease of 3.4%, or MCh$80, with respect to 2009. This variation was the outcome of lower results from mandatory investments in 2010.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder with 100% of the shares. In 2010, this subsidiary contributed MCh$2,813 to Provida Internacional, an increase of 38.5%, or MCh$782, with respect to the amount recorded in 2009. This favorable evolution was driven by higher fee income recorded in the period.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico. As of December 2010, the equity participation in income of this company was MCh$3,616, an increase of MCh$761, (26.7%), with respect to 2009, mainly due to better performance exhibited by fee income received in the period.

The following table describes the total equity income of Provida’s associates, both foreign and local, for the last three fiscal years:
	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Net Profit Provida	91,624	74,442
– Net Profit excluding gains of associates (*)	82,835	67,721
– Net Profit excluding gains of associates (*)	82,835	67,721
– Share of profit (loss) of foreign associates accounted for using equity method (*)	5,864	5,182
– Share of profit (loss) of local associates accounted for using equity method	2,925	1,539
Share of profit (loss) of associates accounted for using equity method/Net Profit	9.6%	9.0%

 (*) Profits on associates do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches, however, the commercial network has been restructured during recent years pursuant to the new “Top One” assistance model, which integrated pension advisory services and quick-service processing of transactions in branch offices and outsourced collection and payment services in order to focus the customer assistance network. The latter has led to a reduction in the number of branch offices throughout the country from 82 in 2009 to 59 branch offices as of December 31, 2010.

As of December 31, 2010, Provida maintained 45 owned offices of which 26 were used as branch offices, 17 were rented and the remaining 2 were used as administrative offices.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago and with a total of 13,014.18 square meters. Since 2003, it has been the BBVA Group’s corporate building in Chile, accommodating all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Media Area is located in downtown Santiago.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Results from Operations

Critical accounting policies

Financial Reporting Release Section 501.14, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies involved in the preparation of our financial statements in accordance with the International Financial Reporting Standards (IFRS) are limited to those described below. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the audited Consolidated Financial Statements.

Accounting of life and disability insurance costs

According to the Pension Law, until June 30, 2009, Provida obtained insurance to cover its obligation to provide life and disability benefits to its participants to the extent that the participants did not have sufficient funds in their individual capitalization accounts to finance the pensions. See “Item 4. Information on Provida—B. Business overview—Primary expenses”.

The Pension Reform Law eliminated the individual responsibility of AFPs to provide life and disability insurance benefits, stipulating a bidding process of all AFPs for life and disability insurance. The first bidding process was awarded on July 1, 2009, to a group of 5 insurance companies for a 12-month term, with a premium of 1.87%. On July 1, 2010 for a 24-month term, the second bidding was awarded to a group of 7 insurance companies with a premium of 1.49%.

As a consequence Provida only maintains contracts for coverage prior to July 2009 that is in runoff stage, as a product of the modality payment of casualties due to temporary disability period (three years). Therefore, the Company’s results are affected by the cost of the insurance stemming from insurance contracts with expired coverage, depending on the relevant variables evolution at the moment of casualty payments.

For the contracts previously mentioned, the Superintendency of Pensions requires AFPs to provision 100% of the contracts’ balances as the minimum amounts, provided by the insurers in their consolidated financial statements. Nevertheless, Provida, through its experience, has concluded that, in certain discount rate scenarios, the insurer’s calculations regarding the required amounts to provision in respect of future disability payments differ from the actual amounts that the insurer will be required to pay.

Even though, the rules of the Superintendency of Pensions do not require AFPs to make additional provisions over those of the insurer, if the AFPs have enough evidence supporting a higher cost of the insurance, they shall establish provisions corresponding to such higher cost.

Provida has developed its casualty model to more accurately accrue the amounts that are required to be paid to disabled participants once their final determination is made. The basic premise is to use Provida’s best estimate, at the time of the initial determination, the information it believes will apply to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments.

The provisions determined under the casualty model represent the Company’s best estimate of the required future payments for life and disability premiums.

The sensitivity analysis below represents the potential changes in fair value, cash flows and earnings based on parameters that in the management’s opinion are the most relevant to determine the insurance obligation, incorporating the factors listed in the table.

	2010
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.84%	3.01%	3.18%
Rate of return on ICAs	0.00%	0.00%	0.00%
Total Liability (MCh$) (*)	12,131	8,835	5,539

(*) The liability is presented net of financial revenues generated by the insurance contracts
(**) The base case is the casualty rate estimated by the casualty model, which is higher than the amounts in the insurer’s balance sheet and therefore, the amounts estimated by the model were used.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

-
Discount rates: In order to calculate the amount of the required provisions necessary to cover the premiums paid on life and disability insurance, the law requires that the the provision be discounted by the market rate for annuities. Commencing in July 2009 as a result of a policy framework originated by the joint insurance bidding process, the insurers could adopt the regulation to value reserves at the prevailing interest market instead of an historical interest rate (minimum of the previous semester when constituting the provision) as if it were a life annuity.

Likewise, Provida estimates the forward rates at the moment of payment for a maximum period of 18 months, since most disability casualties under a temporary disability determination will be paid in such period. Given the high volatility of interest rates, the relevance of such interest rates when determining the liability value and the short term in which such liability will be paid, it has been determined in accordance with the variability of the rates in a term of 5 years, the maximum and minimal amounts that this variable could be with a 95% of trust. Such rates are segmented for future periods of expiration of these obligations (6, 12 and 18 months). During the year 2010, Provida used an average discount rate of 3.01% to economically value the reserves for casualties of its affiliate portfolio (base scenario), while the insurance company valued such reserve at 3.56%. This difference in rate explains the difference between the value of the liability under Provida and the amount acknowledged by the insurance company.

In order to establish the most likely negative scenario, the methodology explained above was considered in accordance with historical volatilities with an average minimal rate of 2.84%, while in the most likely positive scenario the average rate was 3.18%, both for a 18-month period.

-
Returns on participants’ individual capitalization accounts: Participants have a positive balance in their individual capitalization accounts, and this balance is subject  to the pension funds returns over the three years following the establishment of the initial reserve for disability  until the final disability determination is made. The insurer’s calculations do not take into account that the participant’s individual capitalization account will grow over such three-year period, and for sensitivity purposes, Provida has used the same criteria in this period of evaluation. The latter in view of the high volatility of pension fund returns and also due to the fact that most casualties are estimated to be paid in a maximum term of 18 months.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled participants in light of a certain percentage of participants that receive an initial disability entitlement determination and die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled participants will die prior to the final determination of their disability. As the contract is in a run off stage next to be closed, Provida has assumed the same criteria of the insurance company.

In the case of incurred but not reported claims, Provida does not make any provisions, since the coverage period for disability finished and the deceased participants under coverage reported, represent a minimum percentage of casualties.

Therefore, during the term of an insurance contract, the Company calculates and establishes provisions for the expected cost to the insurer. In fact, through the application of the casualty model previously described, the provisions made by Provida with respect to future premium payments to be made to the insurer tend to reflect in a more accurate way the effective payments that it will have to make so that there is a higher correlation between revenues and expenses for a specific period. The information in the casualty model is reviewed monthly, making any modification considered appropriate at that moment.

In accordance with IFRS criteria, the Company must maintain its liability at fair value and given the low discount rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is higher than the amounts established in the insurers’ balance sheets and therefore, the amount given by the model was used as basis to estimate provisions for the year ended on December 31, 2010 as occurred in the year 2009.

However, under the rules of the Superintendency of Pensions, Provida must apply the discount rate of the insurer to the provision should it be lower than the casualty model.

Mandatory investments

The principal financial investments of Provida are mandatory investments which aim to guarantee the minimum return required by law equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated according to instructions issued by the Superintendency of Pensions. Mandatory investments represented approximately 50% of total consolidated assets as of December 31, 2010 and 2009, respectively.

As established in D.L. 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each one of the pension funds. This minimum rate of return is based on the weighted average real rate of return of all pension funds of the AFP system, over a 36-month period. This requirement has been determined in accordance with the different portfolio compositions, requiring a larger margin for those with a greater investment in variable income securities and therefore potentially subject to higher volatility (Funds Type A and B). If for a certain month the rate of return of a pension fund was lower than the minimum rate of return requirement, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used  to fund any deficit in the required level of return, the AFP must replenish them within fifteen days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is non-compliance with the minimum rate of return requirement. Provida’s risk management policies for mandatory investment is described in Note 4 to Provida’s audited Consolidated Financial Statements.

Provida’s management has designated mandatory investments as financial assets at fair value through profit and loss as those financial assets are managed and its performance is evaluated on a fair value basis, in accordance with the

Company’s documented investment management policy, and information about the mandatory investments is provided internally on that basis.

Impairment of Long-Lived assets

Goodwill

For the purpose of impairment testing, goodwill is allocated to a cash-generating unit that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Impairment of Tangible and Intangible Assets other than Goodwill

At the end of each reporting period, Provida reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Intangible assets with indefinite usuful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, Provida estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at  revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Recent Accounting Pronouncements

Please see “Item 18. Financial Statements” and Note 3 to Provida’s audited Consolidated Financial Statements for additional information regarding recent accounting pronouncement.

Introduction to Provida’s results from operations

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of Provida and its associates, and the Notes thereto included elsewhere in this annual report. See “Item 18. Financial Statements.”

Provida is the largest AFP in Chile, providing management of pension funds and various related services. These services are limited to those permitted for AFPs under the Pension Law and revenues are largely dependent on the level of fees charged to participants. As a consequence, Provida’s results from operations are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions, as well as the amount of their taxable salaries subject to contributions. Given that during recent years the economy has grown, Provida estimates that the growth in the number of workers in Chile and their aggregate salaries will maintain their growing trend in the future, although not necessarily at the same rate as in the past. Because of its important market share, the broad geographic coverage of its branch network, and the diversity of its participants, Provida believes that its revenues are not dependent on any particular sector of economic activity.

The principal source of revenues from operations for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) is the fees charged to contributors in connection with deposits of their monthly mandatory contributions. Therefore, the revenues from operations of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%. In July 2009, the variable fee decreased by 1.54% due to the Pension Reform Law’s elimination of AFPs’ individual obligation to provide life and disability insurance (See “Item 3. Key Information – Recent regulatory changes”). The fee currently remains the same. For voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each transfer of funds from other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings. In relation to voluntary accounts, in October 2008 Provida started to charge a variable fee of 0.92% for administered balances and eliminated the fixed fee for withdrawals. Additionally, the Company charges a variable fee of 1.25% over the pensions for programmed withdrawals. With respect to pensions for programmed withdrawals or temporary incomes, the Company charges a variable fee of 1.25% over the pensions. Additionally, the Company charges a fixed fee of Ch$1,250 for transferring contributions of voluntary participants to other institutions.

Generally, another significant source of revenues has been the gains on mandatory investments. Gains generated from mandatory investments belong to the AFP but do not necessarily result in increased cash flow because as the pension funds grow, so do the reserve requirements imposed on mandatory investments.

The most significant components of Provida’s expenses from operations (See “Item 4. Information on Provida—B. Business overview—Primary expenses”) are employee expenses for both administrative and sales staff, and miscellaneous other operating expenses that include marketing expenses, data processing expenses, administration costs, disability qualification costs and the Board of Directors’ remunerations. Until 2009 the cost of life and disability insurance premiums was the most important expense in the total expenses from operations (46%). Such expense was a recurring cost until July 2009, when the Pension Reform Law eliminated AFPs’ individual responsibility to provide benefits related to the life and disability insurance.

Other income (revenues) of Provida are: share of the profit (loss) from equity accounted associates, financial costs, income from investments, exchange difference, other non-operating income and other non-operating expenses.

The following table sets forth the composition of Provida’s revenues from operations and expenses for the periods indicated:

	As of December 31,
REVENUES:	2010	2009
Fee income	76.9%	79.1%
Gains (losses) on mandatory investments	12.9%	15.4%
Other revenues from operations	10.2%	5.5%
TOTAL REVENUES	100.0%	100.0%

	As of December 31,
EXPENSES:	2010	2009
Life and disability insurance premium	3.3%	46.1%
Employee expenses	43.1%	25.9%
Depreciation and amortization expenses	11.1%	8.7%
Loss on impairment	0.8%	0.0%
Miscellaneous other operating expenses	41.7%	19.3%
TOTAL EXPENSES	100.0%	100.0%

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2010	2009
Number of contributors	1,785,997	1,745,147
Administrative personnel	898	1,035
Sales personnel	460	519

Source:  Superintendency of Pensions

Results from operations for the years ended December 31, 2009 and 2010

Provida recorded a profit after taxes of MCh$91,624 for the year ended December 31, 2010, an increase of 23.1% as compared to the profit for the year ended December 31, 2009.

The main differences between IFRS and Chilean GAAP are described in Note 5 in our audited Consolidated Financial Statements.

The following is a year-to-year comparison by major line item of results for the years ended December 31, 2009 and 2010.

Revenues from operations

In fiscal year 2010, total revenues from operations were MCh$169,342, a decrease of MCh$44,660 or 20.9% as compared to the prior year. This result was basically driven by lower revenues of MCh$33,717 and lower gains on mandatory investments of MCh$10,943.

In 2010, revenues were MCh$147,456, a decrease of MCh$33,717 or 18.6% with respect to the fiscal year 2009. This result was basically driven by lower fee income (MCh$39,092), in view of the lower fees charged to clients due to the elimination of the AFP single responsibility in the life and disability insurance. The remaining components called other revenues partially offset this evolution with an increase of MCh$5,375, basically due to higher financial revenues registered during the period.

Fee income was MCh$130,273 in fiscal year 2010, a decrease of MCh$39,092 (or 23.1%) as compared to fiscal year 2009. This decrease was basically driven by lower fee charged to participants beginning in July 2009 due to the elimination of the AFP individual responsibility for the life and disability insurance as determined by the Pension Reform Law. As a result, the average fee in 2010 was 1.54%, decreasing by 29.4% over the average fee charged in 2009 which was 2.18%.

In light of this change, the net fee received by the Company, defined as fee income minus the life and disability insurance expense provides a more accurate basis for comparison with the prior year. In the fiscal year 2010, the net fee was MCh$127,936, an increase of MCh$20,065 or 18.6% with respect to fiscal year 2009. This result was attributable to an increase of 7.6% in Provida’s participant salary base, and the lower expenses for the life and disability insurance.

In keeping with the growing trend of its participants’ salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of participants and over 30% in terms of salary base and total assets under management. In figures, the average number of contributors was 1,785,997 and the monthly average salary base was MUS$1,474 and assets under management were MUS$44,137 as of December 31, 2010.

Other revenues were MCh$17,182 in fiscal year 2010, increasing by MCh$5,375, or 45.5%, with respect to fiscal year 2009. This increase was basically due to higher financial revenues of MCh$3,669 stemming from the contract of the life and disability insurance, attributable to returns obtained by the insurer in connection with the contract effective January 2005-June 2009; by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance was modified for the AFP, with a benchmark determined by assets of similar duration than the insurance liability. In addition, there were higher revenues from operations of MCh$1,649 in our indirect subsidiary AFP Genesis in Ecuador, as a result of the growth observed in fees received due to new products offered to its participant portfolio that recorded an increase of 10.7% as compared to prior year, while the average administered funds rose by 9.9%.

In fiscal year 2010, gains on mandatory investments were MCh$21,886, a decrease of MCh$10,943 or 33.3% with respect to the gains recorded in fiscal year 2009. The weighted average nominal return of pension funds was 12.18% in fiscal year 2010 as compared to the outstanding nominal return of 23.12% recorded in fiscal year 2009, due to the recovery observed in stock markets. Returns in fiscal year 2010 were positively affected by results obtained by local stock markets, whose accumulated return was 38%, and foreign stock markets, mainly emerging markets. The result was also affected by the favorable return of local fixed income attributable to the decrease in the long term rates.

The lower return in fiscal year 2010 as compared to fiscal year 2009 was basically triggered by lower returns in foreign stock markets in 2010 (Developed Markets: Japan -5.6%, Europe -2.0% and USA +8.1%; Emerging Markets: Mexico +11.3%, Russia +13.5%, Brazil -5.9%, China -6.3% v/s 2009 Developed Markets: Japan +34.1%, Europe +25.1% and USA +23.2%, and Emerging Markets: Mexico +42.4%, Russia +125.2%, Brazil +80.8% and China +60.5%) and the local stock market (2010 IPSA +37.6% v/s IPSA +50.7%).

Expenses from operations

In fiscal year 2010, total expenses from operations were MCh$71,897, a decrease of MCh$61,461 or 46.1% as compared to the prior year. This decrease was basically caused by lower life and disability insurance premium of MCh$69,157; decreased employee expenses of MCh$3,521; decreased depreciation and amortization expenses of MCh$3,579 which were partially offset by an increase of MCh$4,239 in miscellaneous other operating expenses and an increase for impairment losses of MCh$556. An explanation of variations for each class of expenses from operations for fiscal year 2010 as compared to fiscal year 2009 is provided below.

Life and disability insurance premium amounted to MCh$2,338 in fiscal year 2010, a decrease of MCh$59,157, or 96.2%, as compared to fiscal year 2009. This decrease was basically caused by the Pension Reform Law’s change of the individual responsibility for AFPs to provide life and disability benefits. Thus, since August 2009 the AFP has recorded significantly lower expenses incurred in insurance premium, except for those expenses belonging to the recovery of leftovers from previous months.

The other significant component is provisions for higher casualty rate, as Provida must cover the difference between the necessary capital to cover the pension determined by law and savings of participants in their individual capitalization accounts up to a maximum casualty rate established in the contract. Even though the Company provisioned the cost of the life and disability insurance at fair value according to the casualty model at the close of the contract in 2009, the market conditions have exhibited a downward trend of discount rates used to casualties pending of payment. Consequently, additional provisions were made of MCh$1,689 in the fiscal year 2010 given that the average rate for casualties pending of payment is expected to be 3.01%, while at the close of 2009 such expected rate was 3.30%. It is important to mention that the rate applied in the model at the close of 2009 was lower than the discount rate prevailing in the market at that date (3.56%), which was used by the insurer to value reserves for casualties, so the model took in consideration the forecasts of lower forward rates.

In comparative terms, the fiscal year 2010 recorded savings of MCh$14,486 for casualty provisions due to in the fiscal year 2010 additional provisions were made for the aforementioned reasons, but such provisions were significantly lower than the provisions recorded at the close of fiscal year 2009, when the aim was to provision the total insurance liability according the information available at that moment.

Employee expenses amounted to MCh$30,984 in fiscal year 2010, a decrease of MCh$3,520, or 10.2%, as compared to fiscal year 2009 mainly due to the following:

Total wages and salaries of administrative personnel were MCh$15,936 in fiscal year 2010, decreasing by MCh$1,112 or 6.5% compared to fiscal year 2009. This decrease was basically driven by a decrease in the number of staff employees due to the outsourcing of certain supporting services in non-core areas to the related company BBVA Servicios Corporativos Limitada. Also, in 2010 there were lower salaries to chiefs and supervisors of sales staff in view of lower awards and commissions paid. The latter was partially offset by a higher expense incurred in overtime, higher legal contributions due to the life and disability insurance which must be paid by the employer, and higher expenses in training relating mainly to corporate matters.

In figures, the average administrative staff amounted to 898 workers in fiscal year 2010, while in fiscal year 2009 it was 1,035, a decrease of 13.2%. By comparing the end of each period, the administrative staff decreased by 9.7%, from 986 in December 2009 to 890 workers in December 2010.

Total wages and salaries of sales personnel were MCh$10,522 in fiscal year 2010, an increase of MCh$184 or 1.8% compared to fiscal year 2009. This increase was attributable to our Ecuadorian subsidiary AFP Genesis which increased its sales staff as such leading to higher incentives of MCh$218, this increase was partially offset by a decrease of MCh$34 in AFP Provida as a result of lower variable based remunerations as a result of lower awards and commissions paid to the sales staff.

In figures, the average number of sales employees was 460 workers in fiscal year 2010, a decrease of 11.3% with respect to the number maintained in fiscal year 2009 (519 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 4.7% from 466 salespeople in December 2009 to 444 in December 2010.

Short-term benefits to employees were MCh$1,865 in fiscal year 2010, decreasing by MCh$993 or 34.7% as compared to fiscal year 2009 due to lower benefits for bonuses due to reduced total administrative employees.

Indemnities paid in fiscal year 2010 were MCh$2,661, a decrease of MCh$1,600 or 37.6% compared to fiscal year 2009. This decrease is due to 2009 adjustments to greater reductions in administrative staff and sales employees in 2010 than in 2009.

Depreciation and amortization expenses were in the aggregate of MCh$8,011 in fiscal year 2010, a decrease of MCh$3,579 or 30.9% with respect to fiscal year 2009 mainly due to the following:

Depreciation expense was MCh$2,188 in fiscal year 2010, a decrease of MCh$636 or 22.5% compared to fiscal year 2009. This decrease was mainly attributable to lower depreciation of buildings of MCh$789 in fiscal year 2010, since in year 2009 Provida restructured its commercial network, pursuant to the new “Top One” assistance model, which integrated the pension advisory services and quick-service processing of transactions, by outsourcing collection and payment services in order to focus the customer assistance network. Consequently, renewals in infrastructure no longer used under the “Top One” model were fully depreciated in that year. The above was partially offset by higher depreciation of MCh$117 from the subsidiary Genesis in Ecuador.

The amortization expense was MCh$5,823 in fiscal year 2010, a decrease of MCh$2,943 or 33.6% with respect to fiscal year 2009. This result was largely attributable to lower amortization in evolutionary developments associated to the Unified Platform due to the fact that the year 2009 included the amortization of evolutionary developments for the period between 2005-2009, while the year 2010 only included new developments basically related to changes implemented by the Pension Reform Law.

Impairment losses increased by MCh$556 in fiscal year 2010 compared to fiscal year 2009 where no impairment losses were recognized. Impairment losses are related to expenses incurred in furniture repairs due to damage caused by the earthquake that occurred in Chile in February 2010.

Miscellaneous other operating expenses were MCh$30,008 in fiscal year 2010, an increase of MCh$4,239 or 16.4% compared to fiscal year 2009 due to the following:

Marketing expenses were MCh$1,541 in fiscal year 2010, a decrease of MCh$863, or 35.9%, compared to fiscal year 2009. This decrease was basically caused by lower expenses in media publicity as compared to the prior year in which increased media promotion was used including the "Pay Well" campaign relating to the Pension Reform Law. Additionally, in 2010 there were lower expenses in sales support material and lower expenses in communications since in fiscal year 2009 the Company incurred in expenses to disseminate information about the Pension Reform Law to employers and participants.

Data processing expenses were MCh$3,270 in fiscal year 2010, an increase of MCh$90 or 2.8% with respect to fiscal year 2009, due to higher expenses in host maintenance cost and installations in connection with new inquiries of software maintenance, which were offset by lower costs in host maintenance with related companies due to lower costs with CCR (Regional Computing Center).

Administration expenses were MCh$22,478 in fiscal year 2010, an increase of MCh$5,634 or 33.4% compared to fiscal year 2009. This increase was mainly attributable to higher expenses in connection with advisory services related to the externalization of supporting services in non-core areas to the related company BBVA Servicios Limitada. The period also recorded higher expenses in services rendered by third parties such as typing, pension payments and custody services related to the increase of pension funds. The aforementioned was partially offset by lower expenses in installments as in 2009 Provida made payments to the Association of AFP, and lower common expenses in accordance with the fewer number of branch offices.

Other expenses from operations are associated with costs incurred for evaluation and qualification of disability status of participants and the remunerations of the Board of Directors, which amounted to MCh$2,718 in fiscal year 2010, lower by MCh$623 or 18.6% with respect to the fiscal year in 2009. This result was explained by lower expenses related to qualification of disability status, basically medical fees and clinical examinations due to the greater number of claims was evaluated in 2009 since Provida is only covering casualties pending evaluation and those ones in process of final determination. The above was partially offset by higher remunerations of the Board of Directors given the existence of one more remunerated Director and two alternate Directors beginning on May 2009.

Other income (expenses)

Share of the profit (loss) from equity accounted associates is highlighted amounting to MCh$8,789 in fiscal year 2010, higher by MCh$2,068 or 30.8% with respect to fiscal year 2009. This increase was the outcome of higher profits generated by local subsidiaries that contributed in the aggregate of MCh$1,386 due to higher fee income generated by AFC and fees on sales from PreviRed, adding a higher result achieved by AFORE Bancomer in Mexico (MCh$761) due to higher levels of fee income received. The above was partially offset by lower profits generated by AFP Horizonte in Peru (MCh$80) due to lower gains on mandatory investments recorded in 2010.

Income tax expense

Income tax expense was MCh$17,440 in fiscal year 2010, higher by MCh$2,991 or 20.7% with respect to the fiscal year 2009, basically due to higher profit before taxes recorded in the period.

It is important to note that on July 31, 2010, the Law N° 20,455 was published in order to finance the country’s restructuring, after the earthquake occurred on February 27, 2010, by temporarily increasing the tax rate at 20.0% for the commercial year 2011 then decreasing to a 18.5% tax rate for the commercial year 2012 and returning back to a 17.0% tax rate in commercial year 2013.

Profit

During fiscal year 2010, the Company had profit of MCh$91,624, an increase of MCh$17,182 or 23.1% compared to the profit recorded in fiscal year 2009. This performance is sustained by recurring business, where revenues from operations minus expenses from operations increased by MCh$24,722 or 41.6% compared to fiscal year 2009, totaling MCh$84,127 at the end of fiscal year 2010. The key drivers of this result were the growth in the salary base of participants, accompanied by a decrease in expenses from operations specifically, life and disability insurance premium, partially offset by lower gains on mandatory investments.

Impact of inflation and price-level restatement

Under IFRS Provida no longer applies price-level restatement. For further informarion, please see Note 5 of the consolidated and audited financial statements.

B.    Liquidity and capital resources

Overview

The Company’s principal uses of funds are payments of personnel remunerations and other expenses from operations, additional constitution of mandatory investments and dividend payments. Provida has financed these expenses by using cash generated from its operations, as well as through short-term debts. Management considers that these sources of funds will be sufficient to finance contemplated capital requirements, as well as payments of its obligations. Due to the nature of its business, Provida has significant cash flows related to fees received from mandatory and voluntary pension savings, which are expected to continue performing like in previous years. Additionally, management considers that the expected growth of its customer portfolio will continue to increase its working capital requirements, for which~~,~~ the Company would be well positioned to finance such requirements.

In 2009, the variations in cash and cash equivalents were positive by MCh$10,898 (MUS$23), as a result of the net positive cash flows originated by activities from operations. During 2010, the variations in cash and cash equivalent were negative by MCh$3,323 (MUS$7) as a result of the negative cash flows stemming from financing activities.

In 2011, the Company expects that the major cash needs may include:

-	Budgeted capital expenditures of MCh$3,000 (MUS$6); and
-	Budgeted dividends of MCh$69,000 (MUS$147).
-
Regarding payments and refinancing of short-term contractual obligations, the Company will generate enough resources to comply with its operating cycle. Consequently, Provida does not expect to require short term financing.

Moreover, capital requirements for 2011 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long -term financing needs. The financing of working capital is expected to be covered by Provida’s own resources, since Provida has generated significant cash flows from its operations and a portion of the related profits has remained in the Company. See “D. Tabular disclosure of contractual obligations.”

Sources and uses of funds

Cash and working capital. As of December 31, 2009, the Company recorded a positive working capital in the amount of MCh$13,697 (MUS$29), and as of December 31, 2010, the positive working capital was MCh$15,124 (MUS$32). Since the life and disability insurance obligation has been slowly extinguishing and the higher generation of recurring business has translated into greater liquidity levels for the Company, Provida’s working capital has turned positive in the latest years.

Net cash provided by activities from operations. In 2010, it amounted to MCh$67,980 (MUS$145), representing an increase of MCh$30,731 with respect to net cash provided by activities from operations in 2009. Funds provided by operations consisted principally of fee income paid by the Company’s customers.

Net cash used in investing activities. Net cash used in investing activities was MCh$8,727 (MUS$19) in 2010, increasing by MCh$1,422 as compared to net cash provided by in investing activities in 2009. The principal use of funds from investing activities in 2010 was the mandatory investment purchases for a net amount of MCh$3,511 (MUS$8).

Net cash used in financing activities. In 2010, the Company’s financing activities amounted to MCh$62,577 (MUS$134) from which MCh$61,935 (MUS$132) were paid dividends.

C.    Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.    Tabular disclosure of contractual obligations

     The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2010:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	MCh$	MCh$	MCh$	MCh$	MCh$
Contractual Obligations
Life and Disability Insurance	8,835	8,835	-	-	-
Outsourcing contracts	59,624	5,779	12,150	12,985	28,710
Total Contractual Obligation	68,459	14,614	12,150	12,985	28,710
Commercial Commitments
Banks lines overdrafts	4	4	-	-	-
Capital lease contracts	462	60	121	105	176
Total Commercial Commitments	466	64	121	105	176

Provida’s most significant contractual obligation relates to the life and disability insurance policy entered into with BBVA Seguros de Vida S.A. Beginning on June 2009, as per the modification introduced by the Pension Reform Law in relation to the joint bidding process of the life and disability insurance, the AFPs are no longer responsible for such insurance. Thus,  premiums originally established with the life insurers for granting benefits are not paid by AFPs, but AFPs are responsible for casualties under coverage until June 30, 2009.

Provida’s most important contractual obligations are those related to the contract for outsourcing services, which will have a duration of ten years. The rest of Provida’s contractual obligations related to outsourcing services represent the one -month lag for receipt of payment. Consequently, from year one on, there is no obligation for this concept. See Note 26 to the audited Consolidated Financial Statements.

The use of the banks’ credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2010, the unused lines of credit amounted to MCh$62,000. Finally, Provida’s capital leases are basically connected with the financing of fixed assets.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Provida’s Directors and senior management as of December 31, 2010 were as follows:

Directors (1) (2) (3)	Position	Current Position Held Since	Expiration of Current Term
Joaquin Vial Ruiz-Tagle	Chairman of the Board of Directors	2009	2012
Jesús del Pino Durán	Vice-Chairman	2007	2012
Luis Fernando Ferreres Crespo	Director	2007	2012
Francesc Jorda Carré	Director	2010	2012
María Cristina Bitar Maluk	Director	2010	2012
Jorge Marshall Rivera	Director	2010	2012
Jorge Granic Latorre	Alternate Director	2009	2012
Osvaldo Puccio Huidobro	Alternate Director	2010	2012
(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more of shares in the Company.
(2)
The Board of Directors was elected during the Ordinary Shareholder’s meeting held on April 30, 2010. In such meeting Mr. Jesus Maria Cadenato Matia was designated as Director, but on October 1, 2010 he submitted his voluntary resignation from that position.

(3)
During the Shareholder’s meeting held on January 18, 2011, the designation of Mr. Jose Martos Vallecillos as a new Director, was unanimously approved by the Board of Director’s members. Mr. Martos will take the position of Mr. Jesus Maria Cadenato Matia.

Senior Management (1) (4)	Position	Current Position Held Since	Expiration of Current Term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Joaquín Cortéz Huerta	Chief Investment Officer	2008	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Magaly Pacheco Mena (2)	Chief Operational Officer	2010	N/A
Rodrigo Peña Socias	General Counsel	2009	N/A
Victor Ogno Canales (3)	Controller	2010	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning and Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A

N/A: Not applicable
(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in the Company.
(2)	Mrs. Magaly Pacheco Mena assumed the position of Chief Operational Officer on March 1, 2010, replacing Mr. Eduardo Vidal Perez.
(3)	Mr. Victor Ogno Canales was designated Controller, replacing Mr. Rodrigo Gonzalez who left his position as he will assume new functions in the BBVA Group.
(4)
The position of Chief Control and Strategic Development Officer was effective until 2009. Beginning on January 1, 2010 the functions associated with the position were transferred to the Pension Marketing Division Manager.

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

Francesc Jorda Carré is Director of Provida since 2010. He received his economics degree from UNED in Madrid, Spain.

María Cristina Bitar Maluk is Director of Provida since 2010. She received her economics degree with a minor in Sociology from Dartmouth College in the United States.

Jorge Marshall Rivera is Director of Provida since 2010. He received his commercial engineering degree from the University of Chile and an economics degree from Harvard University in the United States. During 2009, he was an Alternate Director of Provida.

Jorge Granic Latorre is Alternate Director of Provida since 2009. He received a law degree from the Catholic University of Chile.

Osvaldo Puccio Huidobro is Alternate Director of Provida since 2010. He received a philosophy degree from the University of Humboldt in Berlin, Germany.

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

Magaly Pacheco Mena is the Chief Operation Officer since 2010. She received her civil industrial engineering degree from the University of Chile. Between 2009 and 2010, she performed as Manager of Operational Projects for AFP Provida and previously between 2008 and 2009 she performed as Benefit Administration Manager for AFP Provida.

Rodrigo Peña Socias is General Counsel since 2009. He received a law degree and a master degree in economics and business administration from the Gabriela Mistral University, Chile.

Victor Ogno Canales is the Controller since 2010. He received his general accountant degree from the University of Chile.

Mauricio Araya Ahumada is Human Resources Manager since 2006. He received a commercial engineering degree and an MBA from the Catholic University of Valparaiso, Chile.

María Paz Yáñez Macías is the Planning & Control Division Manager since 2002. She received a commercial engineering degree from the Catholic University of Chile.

Juan Sepúlveda Parra is the Pensions Accounting Division Manager since 2007. He received his general accountant degree in Santiago, Chile. Between 1992 and 2007, he served as the Chief of the Accounting Department of Fund Account for AFP Provida.

Iván Baeza Galaz is the Pensions Marketing Division Manager since 2007. He received a civil industrial engineering degree from University of Chile. Between 1999 and 2007, he served as the Chief of the Commercial Development Department for AFP Provida.

B.    Compensation

The per diem compensation paid by Provida to all Directors during the fiscal year 2010 was an aggregate of MCh$270, a 21.6% decrease year-over-year. The detail of per diem paid in 2010 was as follows:

Directors	Per Diem
(MCh$)
Joaquín Vial Ruiz-Tagle	64
Jorge Marshall Rivera	61
María Cristina Bitar Maluk	43
Jorge Granic Latorre	41
Osvaldo Puccio Huidobro	30
Alberto Pulido Cruz (1)	21
Ximena Rincón González (1)	10
Total	270
(1) Mrs. Ximena Rincón González and Mr. Alberto Pulido Cruz received per diem amounts during the year 2010 until cessation of their service as Directors (February 26, 2010 and April 30, 2010 respectively.)

None of the Directors have service contracts with the Company or with any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2010, including 19 managers (area and division), 7 deputy managers and 31 department chiefs, was MCh$2,427. Severance payments made during 2010 to all executives who left the Company for different reasons totaled MCh$117

The Company has maintained the plan of variable incentives known as “Direction Oriented to Results” (DOR) currently implemented for managers and department chiefs. This evaluation system is focused on the employees’ reaching certain quantitative and tactical objectives previously set for each executive. Its payment is conditioned on the level of specific goal achieved and the contribution made by each executive, which is calculated using a methodological evaluating process.

C.    Board practices

Provida is subject to strict norms of corporate governance established by Chilean law, to the applicable regulation, and to the policies, rules and conduct code ruling its activity. Provida is administered by a Board of Directors that ordinarily meets once a month. In accordance with the Company’s by-laws, the Board of Directors consists of seven regular members and two alternate members elected for a two-year term in the Ordinary Shareholders’ Meeting. As of December 31, 2010, the position of one director was vacant, which was filled by Mr. Jose Martos Vallecillos on January 18, 2011. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-executive” directors.

The Pension Reform Law incorporates additional limitations over executives that might be designed as directors of AFPs and the requirement that at least two of the Board of the Directors’ members be considered as autonomous. Commencing on October 2008, providing that Directors and/or executives of other AFPs, banks or financial institutions, stock exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies may not be appointed to assume as Directors of an AFP. Either those Directors of other companies, foreign or local, that belong to the business conglomerate, may not be appointed as Director of an AFP. A Director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such companies that might generate a potential conflict of interest or  hinder his/her independence from the conglomerate.

As a consequence of modifications introduced by Law Nº20,382 regarding Corporate Governance in the Chilean Corporation Law, Directors of Corporations, such as AFPs, complying with certain requirements, must also meet independence criteria instructed by this law, similar to those criteria established in Law Nº 20,255 –Pension Reform Law- in relation to the autonomous nature of a Director. Two of the current Directors of Provida meet the requirements of independence as per the applicable Chilean Law.

Directors’ Committee

The concept of a “Directors’ Committee” was introduced by Law N° 19,705 passed on December 2001 (which regulates public share offerings and conflicts of interest) and Circular 1,526 passed in February 2001 by the SVS. At the Board of Directors~~’~~ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions formerly carried out by the Audit Committee.

At the beginning of 2010, the Law Nº20,382 on Corporate Governance become effective, which modified the Chilean Corporation Law by instructing the Corporations satisfying certain requirements appointed in such law, must have a Directors’ Committee composed of 3 members, with a majority being independent. In this context, during the Ordinary Shareholder’s meeting held on April 30, 2010, Provida elected the new members of the Directors’ Committee, two of them met the requirement of independence as determined by the applicable Chilean laws.

Under Provida’s by-laws and Chilean Corporation Law, the responsibilities of the Directors’ Committee include: proposing external auditors; examining reports made by the external auditing firm; approving additional services to be provided by the external auditing firm; analyzing reports made by the Controller Division of Provida; reviewing resolutions and notes issued by regulatory organizations; reviewing the report on the implementation of financial controls; reviewing and evaluating the plan by Provida’s Audit Division for the year and analyzing information in connection with operations included in articles 147 et seq. of Law N° 18,046 for Corporations, suggesting approval of transactions with related parties that shall be laid under their knowledge.

The members of the Directors’ Committee are elected by the Board of Directors. For the fiscal year 2010, the Directors’ Committee consisted of Mr. Jesus del Pino Duran, who was also designated as the “financial expert” of the Directors’ Committee; Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera. This Committee met nine times in 2010 during which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez; the Responsible Controller, Mr. Rodrigo González; the Committee Secretary, Mr. Rodrigo Peña, and occasionally, the partners of the external auditing firm, Deloitte.

During the fiscal year 2010, the Directors’ Committee did not incur any expenses except those in relation to the compensation of its members. The total fees paid in 2010 for participation in the Directors’ Committee was as follows:

Directors	Fees
(MCh$)
Jorge Marshall Rivera	10
María Cristina Bitar Maluk	9
Alberto Pulido Cruz (1)	1
Total	20

(1) Mr. Alberto Pulido Cruz received fees amounts during the year 2010 until cessation of his service as a Director (April 30, 2010).

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that is comprised by directors: Mr. Joaquin Vial Ruiz-Tagle, Mrs. María Cristina Bitar and Mr. Jorge Marshall Rivera.

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

Administrators submit, as only one document, a copy of the Policy of Investment and of the Deal with Conflicts of Interest to the User Commission and the Superintendency of Pensions, which publishes it on its website.

The policy to deal with conflicts of interest must, in general terms, address the following matters: i) internal control rules and procedures that ensure an appropriate management and resolution of conflicts of interest that might affect directors, managers, administrators, and principal executives of the administrator; ii) confidentiality and the handling of confidential information; and iii) requirements and procedures for the election of candidates for director positions in corporations in which the pension funds invest.

Significant differences between our corporate governance practices and the NYSE Corporate Governance Standards

Provida’s corporate governance practices are regulated by Chilean law (in particular, Ley sobre Sociedades Anónimas, Law N° 19,705 approved in December 2001, regulating public offerings of securities and governing conflicts of interests; Law N° 20,382 of the Chilean Securities Exchange Act regarding corporate governance standards of public companies which reformed the Chilean Corporation Law and the Chilean Securities Exchange Act; Note N° 1,526 passed in February 2001 by the Superintendency of Securities and Insurance and the Pension Reform Law N° 20,255, among others) in addition to Provida’s by-laws. Since Provida has securities registered with the United States Securities and Exchange Commission (the “SEC”) and listed on the New York Stock Exchange (the “NYSE”), it is subject to the Corporate Governance standards applicable to “foreign private issuers” (as defined under the United States Securities Exchange Act of 1934, the “Exchange Act”) listed on the NYSE.

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
Law N°20,382 introduced improvements to regulations regarding corporate governance standards. Such improvements amended the Chilean Corporation Law, where the independence criteria that a Director of a Chilean Open Corporation must satisfy, are similar to those criteria established in Law N° 20,255 Pension Reform Law. These criteria are described as follows:
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
According to the Chilean Corporation Law, Chilean Open Corporations with an equity market value equal to or greater than UF 1,500,000, and where at least 12.5% of its total voting shares are held by individual shareholders controlling or owning less than 10% of voting shares, must have a Directors’ Committee, as the case of Provida.
In the Board of Directors’ meeting held on May 29, 2001, Provida’s Board elected its first Directors’ Committee. This Committee assumed the functions of the former Auditing Committee required existing under the Chilean Law.
Provida’s Directors’ Committee currently satisfies the requirements established in the current Chilean Corporation Law, as well as the requirements of Rule 10A-3 under the Exchange Act. Additionally, Law N° 20,255 requires the formation of a Committee of Investments and Conflicts of Interests Resolution, which must be composed of three directors, at least two of whom must be independent, and one of the independent directors must be Chairman of the Committee.

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

The above description of the differences between the NYSE Corporate Governance Standards and the corporate governance practices applicable to Provida under Chilean Law is included in an English version on our website at www.bbvaprovida.cl.

D.    Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operational area as of December 31, 2010:

Total number of employees as of December 31, 2010: 1,334 employees

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the Marketing and Sales Area Officer, the Investment Area Officer, the Operational Area Officer, the Pension Risk Unit Manager, the Planning & Control Manager, the Pension Marketing Manager, the Pension Account Manager, the Controller of Auxiliary Accounting Data and a staff composed of the the General Counsel, the Controller, the Human Resources Division Manager and and Compliance Manager and Information Security Manager.

As of December 31, 2010, Provida had 1,334 employees, 444 employees were members of the sales force, representing 33% of Provida’s total staff. As of December 31, 2009, Provida had 1,452 employees, of which 466 were members of the sales force, representing 32% of its total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. As of December 31, 2010 its membership represented 33.2% of the Company’s total employees, of which 347 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its members are only administrative employees. As of December 31, 2010 its members represented 22.3% of the Company’s total employees.

In December, 2010 a new collective bargaining agreement was executed between Provida and Labor Union Nº1 and Labor Union Nº 2. In both cases, they reached an agreement after certain meetings with the negotiating commission, therefore, new collective contracts with Labor Union Nº 1 and Labor Union Nº 2. These agreements will be in effect until January 31, 2013 and December 31, 2013, respectively.

E.     Share ownership

The number of shares owned by Provida’s Directors and Executive Officers as of December 31, 2010 is the following:

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

As of December 31, 2010, share ownership was as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
BBVA Inversiones Chile S.A. (1)	171,023,573	51.62%
The Bank of New York (2)	74,931,015	22.62%
Larraín Vial Corredora de Bolsa S.A.	21,297,062	6.43%
Penta Corredores de Bolsa S.A. (3)	10,344,003	3.12%
Inmobiliaria Duero Ltda..	7,302,851	2.20%
Banchile Corredores de Bolsa S.A.	4,214,256	1.27%
Directors and executive officers	28,589	0.01%

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

In recent years, Provida has entered into transactions with companies under common control belonging to the BBVA Group (the “BBVA Group”) including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., BBVA Chile S.A., BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A, Banco Bilbao Vizcaya Argentaria S.A. (Spain), BBVA Servicios Corporativos Ltda., BBVA Corredora Técnica S.A.and Aplica Soluciones Tecnologicas Chile Ltda.

BBVA Inversiones Chile S.A. is Provida’s major shareholder. The transactions entered into with this entity in 2010 related to the licensing by BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and maintenance services, both corrective and developing, of the Unified Platform used in the Maintenance Center of BBVA Inversiones Chile S.A. The two parties also entered into a lease agreement of offices and self-service centers.

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

BBVA Compañía de Seguros de Vida S.A. This entity is part of the BBVA Group. On January 1, 2005, BBVA Compañía de Seguros de Vida S. A. was awarded the bidding of Provida’s life and disability insurance until June, 2009. This contract was amended in September 2010 regarding the applicable measurement period. See “Item 10. Additional Information—C. Material Contracts.”

Servicios de Administración Previsional S.A. A company in which Provida has a 37.9% equity interest. PreviRed.com renders certain services to Provida, where the most important service is the electronic collection. The other services are referred to young workers subsidies, DNPA (declaration of non-payment) services, password administration, data processing and technological services, report SAS 70 and monitoring services.

Administradora de Fondos de Cesantía Chile S.A. (“AFC”) This is a subsidiary in which Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed this entity’s debt in the aggregate amount of UF400,000, of which Provida has guaranteed MCh$3,227 (approximately MUS$7) in proportion to its equity interest in AFC. This guarantee is required under certain of AFC’s credit agreements, specifically those in relation to guaranty bills and promissory notes. The guarantee expires in January 2012. In addition, Provida is paid by AFC for rendering technological support and technological advisory services.

BBVA Bancomer Servicios S.A. There is a relationship through the major common shareholder of the BBVA Group. From 2005, this entity has rendered data processing services in the Processing Center, BBVA Bancomer Services in Mexico, for the Company and its pension funds. This contract was transferred to the company Aplica Tecnologia Avanzada S.A., as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

Banco Bilbao Vizcaya Argentaria S.A. There is a relationship through the major common shareholder of the BBVA Group. On December 16, 2009 a contract was entered into related to services of data processing outsourcing, advisory and maintenance of terminals and help-desk.

BBVA Servicios Corporativos Ltda. There is a relationship through the major common shareholder of the BBVA Group. On January 1, 2010 a contract was entered into for the externalization of Provida’s services. The contract will have a duration of 10 years, renewable for periods of 10 years.

Aplica Soluciones Tecnologicas Chile Ltda. There is a relationship through the major common shareholder of the BBVA Group. On January 4, 2010 a contract was entered into related to the design and development of a software system.

For the fiscal years 2010 and 2009, details of the related party transactions were disclosed in Note 12 to the audited and Consolidated Financial Statements.

Company	Transaction	Amount of transactions		Effect on revenues (expense)
		2010	2009	2010	2009
		MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	3,578	735	(610)	(3,069)
	Software Maintenance Service (CMA)	73	612	(73)	(612)
	Office Rental	1	1	1	1
	Self service dispenser lease	40	22	(40)	(22)
BBVA Corredores de Bolsa S.A.	Financial services	163	150	(163)	(150)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	1,588	1,894	1,588	1,894
	Rentals (agencies, Huérfanos and Bandera Tower)	543	656	(543)	(656)
	Community fees as lessor	248	156	248	156
	Community fees as lessee	76	313	(76)	(313)

Company	Transaction	Amount of transactions		Effect on revenues (expense)
		2010	2009	2010	2009
		MCh$	MCh$	MCh$	MCh$
	Pension payment service	161	821	(161)	(821)
	Collection contract	3	295	(3)	(295)
	Expense for bank account maintenance	46	9	(46)	(9)
	Savings payment service	80	139	(80)	(139)
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	649	44,797	(649)	(44,797)
	Casualty rate provision for the year	1,690	16,156	(1,690)	(16,156)
	Financial revenue provision	7,126	3,457	7,126	3,457
	Insurance settlement	933	33,458	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,517	1,299	(1,517)	(1,299)
	Young worker subsidy	11	11	(11)	(11)
	DNPA (declaration of non-payment) service	85	-	(85)	-
	Password administration	73	69	(73)	(69)
	Data processing	519	22	(519)	(22)
	File transference	12	15	(12)	(15)
	Technological services	7	8	(7)	(8)
	Pension Reform services and reports	-	30	-	(30)
	SAS 70 report	12	-	(12)	-
	Monitoring Service	-	-	-	-
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	235	2,975	235	297
	Techonological Supportive Services	455	383	455	383
	Loans in current account	(84)	(83)	-	-
BBVA Bancomer Servicios S.A.	Data Processing	1,143	884	(1,143)	(884)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	43	2	(43)	(2)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	5,524	-	(5,524)	-
	Office rentals	479	-	479	-
	Common Charges as lesee	35	-	35	-
BBVA Corredora Técnica	Rental of branch offices	-	11	-	11
Aplica Soluciones Tecnológicas Chile Ltda.	Technological services	73	-	(73)	-

During the fiscal year 2010, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transactions with related parties. All of these transactions were entered into similar terms and conditions to those prevailing in the market.

In a meeting held on August 26, 2010, the Board of Directors approved the following transactions:

-
Modification of the prevailing contract with Aplica Soluciones Tecnológicas Chile Ltda. was approved, which increases man-hours by an additional 5,263 hours that were estimated to implement the solution measures proposed to the Superintendency of Pensions, in accordance with instructions set forth in Official Letter

No.19.691. This increase will entail a rate of UF 0.93 per man-hour, equivalent to US$ 206,986.

In a meeting held on October 27, 2010 ,the Board of Directors approved the following:

-
Transfer of the service contract maintained with CCR (Regional Computation Center) to the company Aplica Tecnologica Avanzada (ATA), as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

-	Modification of the life and disability insurance contract with BBVA Seguros de Vida S.A. For further information see “Item 10. Additional Information—C. Material Contracts.”

In a meeting held on December 15, 2010,the Board of Directors approved the following:

-
The new fee for the data processing contract granted by CCR (Regional Computation Center) to the company Aplica Tecnologica Avanzada (ATA) amounts to ThUS$2,340 for the year 2011 as compared to ThUS$2,159 for the year 2010.

C.    Interests of experts and counsel

None.

Item 8.   FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 30, 2009, the Board of Directors announced its intention to pay a dividend for the fiscal year 2009 for an amount equivalent to 75% of Provida’s net profit, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 30, 2010. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2010 for an amount equivalent to 75% of Provida’s profit.

Dividends per share for each period

	2010 (2)	2009
Total dividend (Ch$)	207.40	184.36
Dividend ratio (1)	75%	75%

(1)	Annual dividends for the corresponding annual net profit.
(2)	Dividend to be ratified and approved at the Ordinary Shareholders meeting scheduled for April 30, 2011.

B.    Significant changes

None.

Item 9.   THE OFFER AND LISTING

A.     Offer and listing details

Provida estimates that during 2010, shares of its common stock were traded on approximately 99.4% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
Period	High	Low	High	Low
2006	1,000.00	850.00	28.99	23.20

2007	1,330.00	858.68	40.00	23.35

2008	1,280.00	560.00	42.44	12.10

1st Quarter 2009	710.00	660.00	18.50	13.52
2nd Quarter 2009	967.71	700.00	25.88	18.14
3rd Quarter 2009	1,289.40	910.00	35.75	24.06
4th Quarter 2009	1,528.00	1,270.00	45.65	34.40

1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
2nd Quarter 2010	1,733.00	1,515.10	48.29	41.80
3rd Quarter 2010	2,037.00	1,539.90	62.91	42.26
4th Quarter 2010	2,700.00	2,015.00	86.91	62.91

January 2011	2,616.50	2,370.00	80.70	72.36
February 2011	2,526.70	2,300.00	79.25	72.23
March 2011	2,365.00	2,204.70	74.30	67.48
1st Quarter 2011	2,616.50	2,204.70	80.70	67.48
April 2011	2,620.00	2,415.00	82.78	75.33

Source: Santiago Stock Exchange – Official Quotations Bulletin.
(1) Pesos per share of common stock reflect the nominal closing price on the trade date.
(2) Each ADS represents 15 shares of common stock.

As of April 29, 2011, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$2,485.0 per share or US$80.95 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$460.45 = US$1.00 in the same date.

As of April 29, 2011, the closing trading price per ADS traded on the New York Stock Exchange was US$81.00 per ADS.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2010, 325 companies had shares listed on the Santiago Stock Exchange, which is the most important exchange in Chile, accounting for 86.4% of all equity traded in Chile. Approximately

11.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 2.5% of equity is traded on the Valparaíso Stock Exchange.

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

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 80.0% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are not included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2006	175.00	28,701.6	252.36	299.11
December 31, 2007	213.30	50,400.31	287.09	338.96
December 31, 2008	134.10	31,789.74	230.96	263.65
December 31, 2009	230.40	41,493.53	339.19	397.35
December 31, 2010	340.50	45,988.00	468.71	547.15

Source: The Santiago Stock Exchange.
(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 20.19% (with a standard deviation of 24.39%) for the period between December 31, 2005 and December 31, 2010. During 2010, the IPSA rose by 37.6% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2006	34.4	37.1
2007	16.87	13.3
2008	(19.55)	(22.13)
2009	46.86	50.70
2010	38.17	37.6

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2009 and 2010, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$248.5 billion and US$340.56 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented near 66% of the IPSA index in 2009 and 64.3% in 2010. The average monthly trading volumes for the years ended December 31, 2009 and 2010, were MUS$3,832 and MUS$5,002, respectively.

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

Market information

Since November 16, 1994, Provida’s ADS have been listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one share of Provida’s common stock, while after the increase in Provida’s issued share capital each ADS came to represent fifteen shares of common stock. Until February 7, 1996, the ADS were deposited with The Chase Manhattan Bank N.A. which acted as depositary. After that date, Provida’s ADS have been deposited with The Bank of New York Mellon as the successor depositary (the “Depositary”).

During the fiscal year 2010, a total of 111,805,659 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 33.7% of the Company’s shares of common stock.

In 2010, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$140,149 (approximately MUS$299), higher by 65.7% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$165, higher by 166.1% with respect to the figure for 2009. In total, trades had a value of MCh$217,371 (MUS$464), equivalent to 207.3% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2010 is as follows:

-	A total of 65,166,572 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$131,780. The average price reached was Ch$2,022 per share.

-	A total of 3,562,181 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$7,018.

-	A total of 750,596 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$1,351.

-	A total of 2,821,754 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$165.

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

Item 10.    ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

Organization and register

Provida is a corporation organized under the Chilean Corporation Law and under the Decree Law 3,500. Shareholder rights in Chilean corporations are governed by the applicable provisions of the Chilean Corporations Act (“Ley de Sociedades Anónimas 18,046”) such provisions are consistent with or do not conflict with those established in the Decree Law 3,500 and the company’s by-laws, which effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, number 3,268. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2009, in which they agreed to modify the composition of the Board of Directors in order to establish that the Company will be administer by a Board of Directors composed of 7 Directors and 2 Alternate Directors. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2010.

Purpose

Article 4 of the Company’s amended and restated by-laws establishes its corporate purpose as follows: “the Company’s exclusive purpose is to (i) manage pension funds established by law; (ii) provide and administer the benefits established in the Decree Law 3,500 passed in 1980 and its amendments and those specifically authorized by other present or future legal enactments; (iii) constitute and/or participate, as a complement to its line of business, in related companies pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) carry out activities authorized by law constituting and/or participating in related companies or united corporations authorized by law and/or as agreed to by the Superintendency of Pension Fund Administrator and (v) constitute and/or participate in corporations constituted as securities custodian companies under Law 18,876.

Board of Directors

Provida is administered by a Board of Directors composed of 7 Directors and 2 Alternate Directors. Out of the 7 Directors, two of them shall be considered as autonomous in accordance with Decree Law 3,500. These two Directors considered as autonomous, must have an Alternate Director, being able to replace the respective Director considered as Autonomous and complying with the same requirements Directors hold their position for a term of two years, after which time elections are held, where the members can be reelected. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings requires the presence of a majority of its members, and all resolutions require majority approval of those present and voting. In addition:

(a)
there are no restrictions in the Company’s by-laws relating to the right of Directors and Officers to vote on a proposal in which there is or might be a conflict of interest. However, under Chilean law, the Board of Directors must decide in advance whether a transaction is intended to contribute to the equity interest, and whether it is suitable in price, terms and conditions than those transactions prevailing in the market, and whether it is in compliance with the rest of requirements determined by the Chilean Corporation Law. Directors, managers, administrators, main executives or liquidators holding equity interests or taking part in negotiations intended to concrete an operation with related parties, shall inform the Board of Directors about that and shall be excluded from voting on the Board’s decisions related to such transaction;

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

Share capital

The Company’s share capital is divided into 331,316,623 ordinary shares of common stock, in registered form, of the same and unique series, with no par value. Each ordinary share entitles the holder thereof to one vote and to participate in any distributions by the Company in proportion to the number of shares that they own. Shareholders have pre-emptive rights to subscribe for new shares that may be issued by the Company from time to time in proportion to the shares they hold at the time of the increase of capital. In addition:

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

(c)
all shareholders have the right to participate in the Company’s net profit. According to its by-laws, the Company is required to distribute an annual cash dividend to all shareholders in proportion to the shares held for a value of at least thirty-percent of that fiscal year’s net profit;

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

(j)
there are no articles in the by-laws governing the ownership threshold above which a shareholder must disclose his/her shareholding. Nevertheless, as required by law, if as a consequence of any acquisition, a person or group of persons with agreement in acting has or exceeds two thirds of the voting of the Company, shall be forced to make a public offer for the rest of the outstanding shares, within a period and in a way established by the Chilean stock market Law; and

(k)	there are no restrictions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

In order to modify shareholders’ rights, the by-laws must be amended to reflect such modification. To amend the Company’s by-laws, the pertinent modification must be proposed and approved at the Extraordinary Shareholder’s meeting and subsequently, the Superintendency of Pension shall authorize such amendment by a resolution that must be published in the Official Gazette, as well as in the Register of Business Enterprises.

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

C.    Material contracts

During 2009, Provida did not enter into any material contracts. Provida only entered into contracts that were in the ordinary course of business. During 2010, Provida entered into an agreement with BBVA Servicios Corporativos Ltda. related to outsourcing services, which are described below. Additionally, two contracts entered into in 2004 and 2005, which are currently in force between the parties are also described:

-
On December 31, 2009 with effect and enforcement beginning on January 1, 2010, Provida entered into a contract regarding the outsourcing of services with BBVA Servicios Corporativos Ltda. This contract includes the transfer of Provida's workers who currently render such services; the sale of the necessary tangible assets associated to tasks rendered by such workers necessary to carry out these services; the cessation of contracts with providers, the cessation of certain rental agreements; the real estate and rooms rentals necessary to its functioning and the subscription of outsourcing service contracts. The contract will have a duration of 10 years renewable for periods of 10 years. The annual price was UF 260,530 for the year 2010, which will be increased in accordance with volume annually at a 3.38%. In order to obtain further information on this contact, please see “Item 19. Exhibits”.

-
On December 22, 2004, Provida entered into an insurance agreement with BBVA Seguros de Vida S.A., a participant of Provida, effective from January 1, 2005 until June 30, 2009, pursuant to which Provida took out insurance for its life and disability payment obligations in excess of a certain casualty rate level, as negotiated with BBVA Seguros de Vida S.A. Under this agreement, Provida pays all casualties up to the maximum rate specified therein.  This insurance agreement was modified by mutual consent of the parties effective as of January 2008 in order to update the mortality tables used to calculate benefits, which increased the cost of the insurance. In July 2009, the conditions under which the contract operated were modified by mutual consent, taking into consideration that the life and disability insurance constituted a mismatch risk between the assets and liabilities duration arising from such obligation and supported in a change instructed by Superintendency of Securities and Insurance that allowed to maintain a technical reserve valued according to the conditions prevailing in the market. The above implied to modify the calculation of the monthly financial revenues by defining a benchmark to invest assets and establishing that the difference in the return between the defined benchmark and the asset portfolio would be 90% to Provida and 10% to the insurer when the difference was positive and 10% to Provida and 90% to the insurer when the difference was negative. Likewise, it was established that reviews should be made monthly.

During September 2010, BBVA Seguros de Vida S.A. requested a revision of its contract with AFP Provida S.A., since there were interpretative differences regarding the review periods, pointing out that the insurer’s idea was to establish reviews over accrued periods through partial settlements made monthly. After considering arguments and making a revision, it was concluded that under the management framework of the insurance contract, it was logical to establish a procedure of accrued reviews with partial settlements that is effective until the last month of the enforcement of the contract. The above implied a new modification of contract in December 2010. For further information on the contract and amendments please see “Item 4—Information on Provida—B. Business overview—Primary expenses” and “Item 5—Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs” and “Item 19. Exhibits”.

-
On December 1, 2005, with an amendment in January 2009, Provida entered into a non-exclusive worldwide software licensing contract and a software maintenance contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform). During 2008 and 2009, enhancements for new projects were incorporated amounting to MCh$742 and MCh$746 respectively. Provida paid BBVA Inversiones Chile S.A. amounts for MCh$9,387 in 2009 and MCh$3,578 in

2010 in connection with the software license, and MCh$612 in 2009 and MCh$73 in 2010 in connection with the maintenance agreement. Both the license contract and the maintenance contract have an unlimited term and may be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

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

E.    Taxation

Chilean tax considerations

Taxation of dividends. In accordance with D.L. 824 of 1974 on tax income and updates, foreign investors domiciled and resident abroad are subject to a tax on the gross amount of dividends, which is generally at a rate of 35% and withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). Because this tax is a withholding tax, it is not necessary for a foreign investor to submit an income tax statement. Certain taxes paid by the Company  (the “First Category Taxes”) with respect to the profits from which the dividends are paid are credited against Withholding Taxes at the time of the withholding. The First Category Tax credit, if available, does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately.  The amount of the credit will depend on the tax rates imposed on such profits. The rate of the First Category Tax was 17% for the year 2010 and it is 20% for the year 2011, 18.5% for the year 2012 and 17% for the year 2013.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company’s net profit that is distributable after payment of the First Category Tax.

Example: Considering the distribution of profits with a tax of 17% in Ch$

Company taxable profit	100
First Category Tax (17% of Ch$100)	(17)
Net distributable profit	83
Dividend distributed by the Company	83
Increase in Credit for First Category Tax	17
Withholding Tax (35% of the Company’s taxable profit plus increase in credit for first category tax)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65 (83−18)
Effective dividend Withholding Tax rate	21.7% (18/83)

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

For Companies, gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to a capital gains tax (currently imposed at a rate of 20%), and also the additional annual tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transfers shares of common stock to a related person, as defined in the Chilean tax law. For individuals, gains on the disposition of shares will be subject only to the capital gains tax.

The tax basis of shares received in exchange for ADS is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement values shares that are being exchanged at the highest price at which they were traded on the Santiago Stock Exchange on the date of the exchange. Consequently, the conversion of ADS into shares and the immediate sale of such shares for the value established under the Deposit Agreement do not generate a capital gain; therefore, it is not subject to taxation in Chile. It is possible to exchange from ADS into shares, but not the opposite.

Moreover, the sale of such shares for a value greater than that established under the Deposit Agreement received in exchange for ADS, in accordance with amendments incorporated by the Law 20,448(1) of the year 2010, would be subject to taxes in Chile, unless the seller complies with certain requirements of the Chilean Law regarding the Article 107 exemption in conformity with the Chilean income tax law, provided that such ADS have been acquired in a Chilean Stock Exchange expressly authorized by the Securities and Insurance Superintendency. In the case that the greater value will be not subject to taxes in Chile, taxation in this case will be made as described in the second preceding paragraph.

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

(1) The law 20,448 of 2010 derogated the article 18ter and incorporated the current article 107 of the income tax law, however, the new text of the article 107 of the income tax law states that in order to liberate from taxes the greater value from a sale of shares or capital gains, it expressly requires that shares should be acquired in a stock exchange in a country authorized by the Superintendency of Securities and Insurance, in other words, in order to use the franchise, ADRs are required to be acquired in a stock exchange authorized by the Superintendency of Securities and Insurance, unless the Internal revenue service could understand something different in the future.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of shares or ADS and is:

-	an individual citizen or resident of the United States;
-	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or
-	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.  The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes.  The amount of the dividend will be generally treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADS, the Depositary’s, receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares (after reduction for the credit for First Category Tax) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. If, however, the Proposed U.S. -Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADS in excess of the rate provided by the treaty will not be creditable by a U.S. Holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

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

Consequently, any Chilean taxes imposed on gain from shares or ADS may not be creditable against a U.S. Holder’s federal income tax liability. See “Chilean tax considerations—Capital gains.” U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes.

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

We do not believe that we should be treated as a “PFIC” for U.S. federal income tax purposes for our 2010 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that we will not be considered a PFIC for any taxable year. You should consult your own tax adviser to determine whether we were a PFIC for our 2010 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

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

Alternatively, if the shares or ADS are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  A mark-to-market election is not available, however, with respect to subsidiary PFICs.  The shares or ADS will be treated as “regularly traded” in any calendar year in which more than a minimum quantity of the shares or ADS, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, on which our ADS are listed, is a qualified exchange for U.S. federal income tax purposes.  Consequently,  if the ADS are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to a U.S. Holder of ADS if the Company is or becomes a PFIC.

If the mark-to-market election is available and a U.S. holder makes a mark-to-market election such holder generally will recognize as ordinary income the excess, if any, of the fair market value of the shares or ADS at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  If a U.S. Holder makes the election, such holder’s basis in the shares or ADS will be adjusted to reflect any such income or loss amounts.  Any gain recognized on the sale or other disposition of such shares or ADS in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

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

In addition, under legislation enacted in 2010, if a U.S. Holder owns shares or ADS during any taxable year beginning on or after March 18, 2010 in which we are a PFIC, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file an annual report containing such information as the U.S. Treasury may require.  If the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporation U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares or ADS.

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

Not applicable.

G.   Statement by experts

Not applicable.

H.    Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. We file or furnish reports and other information to the SEC to the extent required by the statutory requirements applicable to our Company. Reports and other information filed or furnished by us to the SEC may be inspected and copies obtained at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operations of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC’s website at http://www.sec.gov.com and can also be inspected and copies obtained at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

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

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in associated foreign companies, for an estimated value of MUS$72, contributing MCh$8,677 to Provida’s revenues as of December 31, 2010.

The devaluation of the domestic currency against the US dollar and the appreciation of the dollar with respect to the Chilean peso could adversely affect the returns on Provida’s equity interests and as a result affect profits recognized on such investments for the relevant period.

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

Additionally, mandatory investments are held in order to compensate participants in case pension funds do not comply with the legal minimum returns requirements, which would imply that Provida would lose part of its equity interest, as the AFP must replenish the 1% of its reserve by its own resources to compensate participants. The minimum return requirement is calculated by taking the industry’s average returns of pension funds of the previous of 36 months.

Managing these risks is the responsibility of Provida’s trustee, whose aim is to optimize the returns of each fund for a certain level of risk or minimize the level of risk in order to achieve a target return.

Accordingly, Provida has a risk management policy, which defines the activities and criteria Provida applies to identify, measure, control and manage in an efficient way the risks associated with the fund management. Therefore, Provida manages the equity interest of pension funds under internal limits of credit risk, by analyzing the expected losses and applying measures of market risks. This approach is known as value at risk (“VaR”) and measures the probable impact of adverse conditions in securities prices (fixed income, currencies and variable income) on each Fund Type. Moreover, in order to ensure the reliability of~~,~~ future benefits payment and fulfillment of applicable minimum returns requirements, Provida applies a relative VaR analysis over differing positions between each fund type and to the system’s model portfolio.

Life and disability payment obligations

Life and disability insurance obligations are considered long-term obligations because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (defined as a decrease between one -half and two -thirds of the working capacity). Until October 2009, the total disability benefits (decrease in more than two thirds in the working capacity) were also granted three years after the initial disability determination. See “Item 4. Information on Provida—B. Business overview—Primary expenses.”

In quantitative terms, an AFP had to replenish any shortfall equivalent to the difference between a participant’s savings in his/her individual capitalization account and the benefits granted to him/her by law. These benefits correspond to the present value of the life annuity pension (equivalent to 70% or 50% of the participant’s average taxable remuneration for the last ten years depending on total or partial disability determination) discounted by the life annuity rates in force at the time of the payment. As a result, changes in interest rates impact the final value of an AFP’s payment obligations.

One of the main changes introduced by the Pension Reform Law was the elimination of the AFP’s individual obligation to provide life and disability insurance benefits. On July 1, 2009, a group of insurers was awarded the life and disability administration for a 12 month term. Consequently, Provida only maintains those casualties pending payment due to temporary disability as per the insurance contract which is in a runoff stage.

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

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt securities

Not applicable.

B.   Warrants and rights

Not applicable.

C.   Other securities

Not applicable.

D.    American Depositary Shares

The depositary for our American Depositary Shares (“ADSs”) is the Bank of New York Mellon (“BNYM”).

Holders of our ADSs are generally expected to pay fees to BNYM according to the schedule below:

Persons depositing or withdrawing shares must pay:		For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	■	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	■	Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
U.S.$0.02 (or less) per ADS	■	Any cash distribution to ADSs registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	■	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	■	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	■	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	■	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	■	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	■	As necessary

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

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2010, the Depositary reimbursed US$38,000 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2010:

Amount Reimbursed in the Year Ended
Category of Expenses	December 31, 2010
(In US$)
Listing fees	38,000

PART II

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been cured within 30 days.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision and with the participation of its management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness as of December 31, 2010 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2010 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so to allow decisions regarding required disclosures.

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

Our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 23, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
Santiago, Chile
April 23, 2011

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

For the fiscal year 2010, Provida’s Board of Directors determined that Mr. Jesus del Pino Duran, a member of the Directors’ Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on Mr. del Pino’s understanding of International Financial Reporting Standards (IFRS); his ability to assess the general application IFRS in connection with the accounting for estimates, provisions and reserves, his experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Consolidated Financial Statements, his understanding of internal controls over financial reporting and his understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s Consolidated Financial Statements. The audit committee’s financial expert, here Mr. del Pino, currently satisfies the “independence” standard established in Rule 10A-3 of the Exchange Act.

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

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Amounts paid to the auditors for statutory audit and other services were provided as follows:

	As of December 31,
	2010	2009
	MCh$
Audit Fees(1)	268.0	336.8
Audit Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	268.0	336.8

(1)   Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte for the audit of Provida’s annual financial statements or services that are normally provided by Deloitte, in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, were MCh$429.8 million and MCh$213.3 million in 2009 and 2010, respectively.
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

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2010, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

From the date of the Ordinary Shareholders’ meeting held on April 30, 2010, where it was agreed that Provida would continue to retain the services of the external auditing firm, there have been no changes in this area for the fiscal year 2010.

Item 16G.  CORPORATE GOVERNANCE.

To review the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board practices”.

PART III

Item 17.   FINANCIAL STATEMENTS

Provida has responded to Item 18 in lieu of Item 17.

Item 18.   FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of Provida’s Consolidated Financial Statements filed as part of this annual report.

Item 19. EXHIBITS

Index to Exhibits:

1.1	English translation of the By-Laws of Administradora de Fondos de Pensiones Provida S.A. (“Provida”)
4.1	English translation of the Life and Disability Insurance Contract between AFP Provida and BBVA Seguros de Vida S.A. and Amendments.
4.2
English translation of the Software Licensing Contract between AFP Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.) (incorporated by reference to Provida’s Annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on May 18, 2010)

4.3
English translation of the Software Maintenance Contract between AFP Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.) (incorporated by reference to Provida’s Annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on May 18, 2010)

4.4	English translation of the Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda.
8.1	List of Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2.1	Section 302 Certification of the Pension Accounting Division Manager
12.2.2	Section 302 Certification of the Planning and Control Division Manager
13.1	Section 906 Certification of the Chief Executive Officer
13.2.1	Section 906 Certification of the Pension Accounting Division Manager
13.2.2	Section 906 Certification of the Planning and Control Division Manager

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Dated: May 20, 2011

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the accompanying consolidated statements of financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘‘IASB’’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting based on our audit.

/s/ Deloitte
Santiago, Chile
April 23, 2011

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010, 2009 AND JANUARY 1, 2009

		12.31.2010	12.31.2009	01.01.2009
	Note	MCh$	MCh$	MCh$
Assets
Current Assets
Cash and cash equivalents	6	37,166	40,489	29,591
Financial assets at fair value through profit and loss	16	4,909	3,789	4,208
Other financial assets		-	-	102
Trade and other receivables	9	11,813	4,481	8,433
Accounts receivable from related parties	12	7,397	7,516	3,059
Inventories	10	295	222	88
Prepayments	11	298	543	82
Current tax assets	13	6,685	5,020	8,190
Other current assets	20	89	29	32
Total Current Assets		68,652	62,089	53,785

Non-Current Assets
Mandatory investment	7	204,526	179,129	141,882
Trade and other receivables, net	9	132	112	85
Accounts receivable from related parties	12	-	46	115
Investments accounted for using equity method	15	21,309	17,581	16,558
Intangible assets other than goodwill	18	44,325	46,518	54,495
Goodwill	19	8,930	8,930	8,930
Property, plant and equipment, net	17	28,660	29,641	28,890
Deferred tax assets	13	995	492	533
Prepayments	11	366	5	-
Other non-current assets	20	97	121	154
Total Non-Current Assets		309,340	282,575	251,642

Total Assets		377,992	344,664	305,427

The accompanying notes are an integral part of these consolidated financial statements

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010, 2009 AND JANUARY 1, 2009

		12.31.2010	12.31.2009	01.01.2009
	Note	MCh$	MCh$	MCh$
Liabilities and Equity
Current Liabilities
Interest-bearing borrowings	21	64	102	312
Trade and other payables	22	18,639	11,997	12,580
Accounts payable to related parties	12	1,873	2,560	4,386
Provisions	23	8,724	8,951	38,362
Current tax liabilities	13	14,749	10,035	6,059
Other current liabilities	24	486	132	73
Accrued liabilities		605	1,255	785
Total Current Liabilities		45,140	35,032	62,557
Non-Current Liabilities			`
Interest-bearing borrowings	21	402	451	523
Provisions	23	8,388	13,360	416
Deferred tax liabilities	13	29,259	25,641	21,169
Other non-current liabilities	24	809	802	851
Total Non-Current Liabilities		38,858	40,254	22,959
Equity
Issued capital	25	104,764	104,764	107,227
Other reserves	25	(1,406)	86	-
Retained earnings	25	190,636	164,528	112,684
Equity attributable to owners of parent		293,994	269,378	219,911
Non-controlling interest		-	-	-
Total Equity		293,994	269,378	219,911
Total Liabilities and Equity		377,992	344,664	305,427

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

		For the years ended December 31,
		2010	2009
	Note	MCh$	MCh$
Revenues from Operations
Revenue	8	147,456	181,173
Mandatory investments	7	21,886	32,829
Total Revenues from Operations		169,342	214,002
Expenses from Operations
Life and disability insurance premium expense	14	(2,338)	(61,495)
Employee expenses		(30,984)	(34,504)
Depreciation and amortization	17-18	(8,011)	(11,590)
Impairment losses	17	(556)	-
Miscellaneous other operating expenses	28	(30,008)	(25,769)
Total Expenses from Operations		(71,897)	(133,358)
Net Operating Income		97,445	80,644
Other Income (Expenses):
Finance costs	29	(103)	(152)
Financial income		282	200
Share of profit (loss) of associates accounted for using equity method	15	8,789	6,721
Exchange differences		283	(91)
Other non-operating income	31	2,564	2,506
Other non-operating expenses	30	(196)	(937)
Total Other Income (Expenses)		11,619	8,247
Profit (Loss) before Income Tax		109,064	88,891
Income tax expense	13	(17,440)	(14,449)
Profit (loss) after tax from continuing operations		91,624	74,442
Profit (loss) after tax from discontinuing operations		-	-
Profit (Loss)		91,624	74,442

Profit (Loss) attributable to owners of parent and non-controlling interests
Profit (loss) attributable to owners of parent		91,624	74,442
Profit (loss) attributable to non-controlling interests		-	-
Profit (Loss)		91,624	74,442
Earnings (Loss) per Share (in Ch$) Basic Earnings Shares:
Basic earnings (loss) per share from continuing operations		276.54	224.68
Basic earnings (loss) per share from discontinued operations		-	-
Basic Earnings (Loss) per Share		276.54	224.68
Diluted Earnings per Share:
Diluted earnings (loss) per share from continuing operations		276.54	224.68
Diluted earnings (loss) per share from discontinued operations		-	-
Diluted Earnings (Loss) per Share		276.54	224.68

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Profit (loss)	91,624	74,442
Other Comprehensive Income
Components of other comprehensive income, before tax:
Exchange differences on translation:
Gains (losses) on exchange differences on translation, before tax	(1,635)	(2,377)
Reclassification adjustments on exchange differences on translation, before tax	-	-
Other comprehensive income, before tax, exchange differences on translation	(1,635)	(2,377)

Other comprehensive income, before tax	(1,635)	(2,377)
Aggregated income tax relating to components of other comprehensive income	-	-
Other Comprehensive Income	(1,635)	(2,377)
Total Comprehensive Income	89,989	72,065

Comprehensive attributable to
Comprehensive income, attributable to owners of parent	89,989	72,065
Comprehensive income, attributable to non-controlling interests	-	-
Total Comprehensive Income	89,989	72,065

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Changes in Other reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2010	104,610	154	(2,377)	2,463	86	164,529	269,379	-	269,379
Changes in equity
Comprehensive income
Net income						91,624	91,624	-	91,624
Other comprehensive income			(1,635)	-	(1,635)		(1,635)	-	(1,635)
Comprehensive income			(1,635)	-	(1,635)	91,624	89,989	-	89,989
Dividends						(66,236)	(66,236)		(66,236)
Increase (decrease) through transfers and other changes	-	-	-	143	143	720	863	-	863
Total changes in equity	-	-	(1,635)	143	(1,492)	26,108	24,616	-	24,616
Equity at end of period 31/12/2010	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994

	Changes in Other reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2009	107,073	154	-	-	-	112,684	219,911	-	219,911
Changes in equity
Comprehensive income
Net income						74,442	74,442	-	74,442
Other comprehensive income			(2,377)	-	(2,377)		(2,377)	-	(2,377)
Comprehensive income			(2,377)	-	(2,377)	74,442	72,065	-	72,065
Dividends						(22,333)	(22,333)		(22,333)
Increase (decrease) through transfers and other changes	(2,463)	-	-	2,463	2,463	(265)	(265)	-	(265)
Total changes in equity	(2,463)	-	(2,377)	2,463	86	51,844	49,467	-	49,467
Equity at end of period 31/12/2009	104,610	154	(2,377)	2,463	86	164,528	269,378	-	269,378

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Cash Flow from Operating Activities
Fee income	130,788	169,346
Payment to suppliers	(28,933)	(29,098)
Premium paid	(701)	(81,631)
Remunerations paid	(28,043)	(33,729)
Dividends received	4,092	3,386
Interest received	282	600
Income taxes paid	(8,793)	(5,338)
Other inflows from operations	13,386	16,243
Other outflows from operations	(14,352)	(2,530)
Net cash flows from (used in) operating activities	67,726	37,249

Cash flows from (used in) investing activities
Proceeds from sales of property, plant and equipment	53	-
Proceeds from sales of shares from mandatory investments	2,264	5,299
Payments for acquiring shares of mandatory investments	(5,775)	(9,717)
Purchase of property, plant and equipment	(3,290)	(2,982)
Loans to related companies	-	747
Other cash outflows from investing activities	(2,563)	(779)
Other cash inflows from investing activities	838	128
Net cash flows from (used in) investing activities	(8,473)	(7,304)

Cash flows from (used in) financing activities:
Proceeds from borrowings	18,143	71,090
Proceed from borrowings from related companies	12,473	5,503
Repayments of borrowings	(18,133)	(71,245)
Repayments of borrowing from related companies	(13,125)	(5,307)
Dividend paid	(61,935)	(19,088)
Net cash flows from (used in) financing activities	(62,577)	(19,047)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(3,324)	10,898
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase (decrease) in cash and cash equivalents	(3,324)	10,898
Cash and cash equivalents at beginning of period	40,489	29,591
Cash and cash equivalents at end of period	37,165	40,489

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  LEGAL ASPECTS OF THE ADMINISTRATOR

AFP Provida S.A. is an open corporation and legally domiciled at 100 Pedro de Valdivia Avenue, 16th floor, commune of Providencia in Santiago de Chile. The terms “AFP Provida”, “Provida” and “Company”, refer to the Pension Funds Administrator AFP Provida S.A., unless otherwise stated. References to “AFP” or “AFPs” refer to private pension funds administrators in general.

AFP Provida was constituted by public deed granted by Mr. Patricio Zaldivar Mackenna, Notary of Santiago, on March 3, 1981, and authorized to initiate activities by the Superintendency of Pensions, through Resolution No. E-006/81 of April 1, 1981.

The sole objective of the Company is to administrate Provida’s Pension Funds Types A, B, C, D and E, under the terms established in Decree Law 3.500 of 1980 and its amendments, and to provide the services as established therein. From 1994 onward, through Law 19.031, the business of the AFPs was amplified by allowing them to constitute affiliate corporations. Likewise, they were allowed to invest in Corporations constituted as central securities depositories referred to in Law No. 18,876.

On June 13, 1983, AFP Provida was registered in the Securities Registry of the Superintendency of Securities and Insurance (SVS) under number 0211, initiating affiliation activities into the system on May 2, 1981, and collecting contributions from June 1of the same year.

AFP Provida is a subsidiary of BBVA Inversiones Chile S.A., a Chilean entity controlled by Banco Bilbao Vizcaya Argentaria S.A. (Spanish Entity).

Business activities of AFP Provida are regulated by the Superintendency of Pensions.

NOTE 2.  GENERAL INFORMATION

a)       Regulation of the Pension System

Pension Funds Administrators are corporations whose sole and exclusive objective is to administrate Pension Funds and grant and administrate their benefits and services as required by law. They are subject to the rules and regulations of Decree Law 3.500 of 1980 and, in supplementary form, the provisions of Law No. 18.046 of 1981, its amendments and regulations.

Law No. 20.255, which became effective on July 1, 2009, introduced amendments to DL No. 3.500 in relation to the Pension Reform, as well as Law No. 20.366, which presents the benefits of the Solidarity Pension system.

The Superintendency of Pensions is the agency that regulates the Pension Funds Administrators and supervises the compliance with laws and regulations governing them, and also the instructions that the Superintendency issues. The Superintendency of Pensions also monitors the operations of the Administrators in their legal, administrative and financial aspects; applying sanctions for non-compliance with legal and regulatory provisions, and ensures that Administrators be in compliance with the minimum capital and mandatory investment requirements.

b)       Economic Activity

AFP Provida is one the largest and oldest private pension funds administrators operating in Chile and has occupied a leading position in the industry of private pension funds administrators from the beginning. AFP Provida is the largest AFP among the six operating in Chile in terms of number of participants, contributors, funds under management, total salaries subject to contributions and number of branch offices. The Chilean private pension funds system was created in May 1981, when Decree Law No. 3.500 of November 13, 1980 (the “Pension Law”) was implemented to replace the old social security system.

To strengthen its competitive position, Provida, like other large AFPs, merged with smaller AFPs in order to increase its market share and reach scale economies.

On May 2, 1995, through Resolution No. E-107-95, the Superintendency of Pensions authorized the merger with El Libertador Pensions Fund.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On May 28, 1998, Provida acquired a 99.99% ownership interest of AFP Unión S.A. (“AFP Unión”) from Inversiones Interamericana S.A. Resolution No. E-146-98 authorized it to merge with AFP Provida and their respective pension funds on June 1, 1998.

On March 18, 1998, Corp Group Pensions acquired an 89.1% ownership interest of AFP Protección S.A. (“AFP Protección”); subsequently, on January 1, 1999, Provida acquired AFP Protección’s ownership interest held by Corp Group Pensions and by minority shareholders.  Resolution No. E-156-98 authorized the merger of AFP Protección S.A. and AFP Provida and its respective pension funds on January 1, 1999.

These mergers were successful because Provida could sustain the increase in its market share achieved through these acquisitions. In figures, this is reflected by the growth of its market share in terms of participants from 29% before the mergers up to 40% and from 20% up to 30% in terms of funds under management. AFP Provida continues leading the pension funds industry with funds under management of US$35,810 million and a portfolio of 3.53 million participants, equivalent to a 30.3% and 41.20% of the market shares, respectively to September 30, 2010.

In addition, starting in 1993, Provida began to participate in private pension funds systems in other Latin American countries. Currently, the Company held ownership interests in AFP Horizonte (Peru), AFP Génesis (Ecuador) and Afore Bancomer (Mexico) through its wholly-owned subsidiary Provida Internacional. Locally, it is an important shareholder of the Centralized Securities Depository (“DCV”) and of PreviRed.com, an entity that offers online services for collection of pension fund contributions. Furthermore, in January 2002, after being granted the administration of the Unemployment Insurance on behalf of a consortium comprised of all AFPs, a new company known as the Administradora de Fondos de Cesantia de Chile S.A.. (“AFC”) was created that started operations on October 1, 2002, and in which AFP Provida holds a 37.8% ownership interest.

The law requires that all AFPs have one single social objective and are authorized to provide the following services:

Collect and administrate contributions made by participants - The collection and administration service that AFPs provide refers to both mandatory and voluntary contributions made by participants.

Invest contributions of participants in pension funds administrated by the AFP - In terms of the general objective of its investing activities, Provida administrates the investment portfolios composed of participants contributions, seeking the higher possible returns based on the risk level and terms for the profile of these participants. For this purpose and according to prevailing regulations, participants can choose from five types of funds that allow them to maximize their expected pension in accordance with their specific risk profile. The types of funds differentiate themselves, as stipulated by law, by the percentage invested in variable income securities. Hence, the funds are classified from Fund Type A, with the highest level of variable income securities, to Fund Type E, which includes a maximum 5% invested in variable income. Regulation establishes a series of restrictions on the investing activities that may be carried out in each fund in order to ensure that this differentiation is maintained among the funds according to the variable income risk permitted in each one.

Manage life and disability benefits for participants - Until June 2009, Provida contracted insurance to cover its obligation to provide life and disability benefits for its participants. The selection of the insurance company was performed through a competitive public bidding process open to all companies with life insurance licence in Chile and it was designed to deliver the requested coverage under the best terms possible.

In May 2009, the bidding process for life and disability insurance was carried out, for a 12-month coverage period beginning on July 1, 2009. The cost of the insurance under this new format is a 1.87% of the contributable salaries of participants in the AFPs. Therefore, since Provida no longer provides coverage of this insurance, the Company reduced the fees charged to its participants from 2.64% to 1.54% over contributable salaries beginning July 2009.

In May 2010, the second bidding process for life and disability insurance was held by the AFPs for the period July 2010-June 2012. The new rate was reduced to 1.49% of the contributable salaries

It is important to mention that for hired workers, the variable fee portion (additional contribution) intended to finance the life and disability insurance is paid by the employer, except for young workers (18-35 years old) receiving pension subsidies, as long as this subsidy is received. This employer obligation became effective on July 1, 2009. Furthermore, until June 2011, employers who declare monthly pension contributions for less than 100 workers will be exempt from paying the foregoing obligation and its cost will be charged to the workers. Subsequently to June 2011, the cost will be paid by the employers regardless the number of workers.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provide an old age pension for participants - The service of providing old age pensions stipulates that each AFP must furnish the specific benefits of old age pensions to its participants who meet the legal retirement age requirement of 60 years for women and 65 years for men.

Finally, the last change introduced by the Pension Reform in 2010 refers to the bidding process of all new participants entering to the private pension system over a 24-month period. This change was adopted to motivate price competition so as to obtain lower commissions for the participant; to generate greater price sensitivity to the demand; to ease the entry of new entities into the AFP industry; and to safeguard the participants’ pensions.
This bid is awarded to the AFP offering the lowest fee commission rate (lower than to those prevailing at the time of the bid) for a 24-month period, over which such AFP may not modify its commissions and applies them to its current portfolio.

In January 2010, the bidding process was carried out for the administration of pension accounts of new participants entering the system over the next 24-months. The administrators competing in this process were: AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. On February 1, 2010, it was informed that AFP Modelo had been awarded the bid since it presented an offer with the lowest fee commission of 1.14%.

Provida believes it has the competitive advantages to successfully face the new conditions of the industry, as well as the support of the BBVA Group, a leader in the Latin American pension market. In addition, Provida has implemented all of the processes and developments conducive to fully comply with the amendments of the Pension Reform Law and is continuously training its employees in order to provide the best service to its customers.

NOTE 3.  APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)       New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

New Standards	Effective date

IFRS 1(Revised), First-time adoption of IFRS	Annual periods beginning on or after July 1, 2009
IFRS 3(Revised), Business Combinations	Annual periods beginning on or after July 1, 2009
IAS 27(Revised), Consolidated and separated financial statements.	Annual periods beginning on or after July 1, 2009

Amendments	Effective date
Amendment to IFRS 2:Group Cash-Settled Share-based Payments	Annual periods beginning on or after January 1, 2010
Amendment to IAS 39: Eligible hedged items.	Annual periods beginning on or after July 1, 2009
Amendment to IAS 39: Eligible hedged items.	Annual periods beginning on or after July 1, 2009
Improvements to IFRS 2009	Mostly annual periods beginning on or after July 1, 2009

New Interpretations	Effective date
IFRIC 17: Distribution of Non-cash Assets to Owners	Annual periods beginning on or after July 1, 2009

IFRS 1 (Revised) – First-time adoption of International Financial Reporting Standards

The International Accounting Standards Board issued IFRS 1 in June 2003. IFRS 1 replaced SIC-8 First-time Application of IASs as the Primary Basis of Accounting. The Board developed the IFRS to address concerns about the full retrospective application of IFRSs required by SIC-8. Subsequently, IFRS 1 was amended many times to accommodate first-time adoption requirements resulting from new or amended IFRSs. As a result, the IFRS became more complex and less clear. In 2007, therefore, the Board proposed, as part of its annual improvements project, to change IFRS 1 to make it easier for the reader to understand and to design it to better accommodate future changes. The version of IFRS 1 issued in 2008 retains the substance of the previous version, but within a changed structure. It replaces the previous version and is effective for entities applying IFRSs for the first time for annual periods beginning on or after 1 July 2009. Earlier application is permitted. Management has decided not to apply IFRS 1 (Revised) as its date of adoption of IFRS was January 1, 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 3 (Revised) – Business combinations and IAS 27 (Revised) – Consolidated and separate financial statements

On 10 January 2008, the International Accounting Standards Board (IASB) issued IFRS 3 (revised 2008) Business Combinations and IAS 27 (revised 2008) Consolidated and Separate Financial Statements. The revised Standards are mandatory for business combinations in annual financial statements beginning on or after 1 July 2009, although limited earlier application is permitted. The revised International Financial Reporting Standard 3 Business Combinations (IFRS 3) is part of a joint effort by the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) to improve financial reporting while promoting the international convergence of accounting standards. The application of these new IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Amendment to IFRS 2 – Share based payments

On 18 June 2009, the International Accounting Standards Board (IASB) issued amendments to IFRS 2 Share-based Payment. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. The application of these new IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Amendment to IAS 39 – Financial instruments: Measurement and Recognition

On 31 July 2008, the International Accounting Standards Board (IASB) published amendments to IAS 39 Financial Instruments: Recognition and Measurement which provide clarification on two issues in relation to hedge accounting: (i) identifying inflation as a hedged risk or portion; making clear that inflation may only be hedged in the instance where changes in inflation are a contractually-specified portion of cash flows of a recognized financial instrument.; and (ii) hedging with options; making clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and therefore an option designated in its entirety cannot be perfectly effective. The amendments are effective for annual periods beginning on or after 1 July 2009. The application of these amendment has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Improvements to IFRS – April 2009

On 16 April 2009, the International Accounting Standards Board (IASB) issued Improvements to IFRSs 2009 – incorporating amendments to 12 International Financial Reporting Standards (IFRSs). This is the second collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRS. The amendments are effective for annual periods beginning on or after July 1, 2009 and for annual periods beginning on or after January 1, 2010. The application of these amendments has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRIC 17 – Distribution of non-cash assets to owners

On 27 November 2008, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 17Distributions of Non-cash Assets to Owners. The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. The most significant conclusion reached by the IFRIC is that the dividend should be measured at the fair value of the assets distributed, and that any difference between this amount and the previous carrying amount of the assets distributed should be recognized in profit or loss when the entity settles the dividend payable. The application of this new Interpretation has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

b)       New and revised IFRS in issue but not yet effective

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB.  These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements.  Further, the application of the below pronouncements is not mandatory until the dates noted below.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

New Standards	Effective date:
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after January 1, 2013.

Amendments to Standards	Effective date:
IFRS 1 (Revised), First Time Adoption of IFRS – (i)Replacement of ‘fixed dates’ for certain exceptions with ‘the date of transition to IFRSs’ – (ii) Additional exemption for entities ceasing to suffer from severe hyperinflation
Annual periods beginning on or after July 1, 2011.
IFRS 7, Financial Instruments: Disclosures – Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after July 1, 2011.
IAS 12, Income Taxes – Limited scope amendment (recovery of underlying assets)	Annual periods beginning on or after January 1, 2012.
IAS 24, Related Party Disclosures – Revised definition of related parties	Annual periods beginning on or after January 1, 2011.
IAS 32, Financial Instruments: Presentation – Amendments relating to classification of rights issues	Annual periods beginning on or after February 1, 2010.
Annual Improvements to IFRS 2010 – A collection of amendments to seven IFRSs	Mostly for annual periods beginning on or after January 1, 2011.

New Interpretations	Mandatory application for:
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010.

Amendments to Interpretations	Mandatory application for:
IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.	Annual periods beginning on or after January 1, 2011.

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).  Under this standard, all financial instruments are initially measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs.  Moreover, IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  As for debt instruments, a debt instrument that meets business model and cash flow characteristics tests can be measured at amortized cost (net of any write-down for impairment).  All other debt instruments must be measured at fair value through profit or loss.

Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.  The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39.  In other words, financial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged.  Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

However, there are two differences compared to IAS 39:

▪	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
▪	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

Note that IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting 1 January 2013, with early adoption permitted.  Management, in conformity with rules and regulations issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF), will not early adopt this standard; instead, it will adopt this standard for the period starting January 1, 2013.  Finally, Management has not had the opportunity to assess the potential impact associated with the adoption of this standard.

Amendments to IFRS 1, First Time Adoption of IFRS

On December 20, 2010, the IAS amended IFRS 1 First Time Adoption of IFRS to:

▪
Provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs.  This amendment replaces references to a fixed transition date of ‘January 1, 2004’ with ‘the date of transition to IFRSs’ so that first-time adopters of IFRS do not have to apply the derecognition requirements in IAS 39 retrospectively from an earlier date.  It also relieves first-time adopters from recalculating ‘day 1’ gains and losses on transactions occurring before the date of transition to IFRS.

▪
Provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.  In accordance with the amendment, when an entity’s date of transition to IFRS is on or after the functional currency normalization date, the entity may elect to measure all assets and liabilities held before the functional currency normalization date at fair value on the date of transition to IFRS and use that fair value as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position.  Entities making use of this exemption should describe the circumstances of how, and why, their functional currency became subject to severe hyperinflation and the circumstances that led to those conditions ceasing.

The amendments require mandatory application for annual periods starting on or after July 1, 2011, with early adoption permitted.  Management believes that these amendments will not have an impact on its financial statements as the Company is not considered a first time adopter once these amendments become effective.

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosure that increases the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset.  The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period).  The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption allowed.  Moreover, the disclosures are not required for any of the periods presented that start before the initial adoption date.

Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12.  The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property (IAS 40).  For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale.  The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale.  The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

combination.  The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate.  The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2012.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IAS 24, Related Party Transactions

On November 4, 2009, the IASB issued Amendments to IAS 24 Related Party Disclosures. The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled, or significantly influenced by a governmental entity (referred to as related government-related entities) and clarifies the definition of related entity.

The revised standard is effective for annual periods beginning on or after January 1, 2011 and requires retrospective application. Therefore, in the year of initial application, disclosures for the comparative period will need to be restated.  Moreover, earlier application is permitted, either of the whole revised standard or of the partial exemption for government-related entities.  If an entity applies either the whole standard or the partial exemption for a period beginning before January 1, 2011, it is required to disclose that fact.

Management has analyzed the impact of these amendments and considers that they will not lead to any change in the related parties currently defined by Management.

Amendment to IAS 32, Financial Instruments: Presentation

On October 8, 2009, the IASB issued an amendment to IAS 32 Financial Instruments: Presentation entitled Classification of Rights Issues, on the classification of rights issues (e.g. rights, options, or warrants).  Under the amendments, rights, options and warrants otherwise meeting the definition of equity instruments in IAS 32.11 issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.  The amendment is effective for annual periods beginning on or after February 1, 2010 with earlier application permitted.

Management believes that the amendment will be adopted in the financial statements for the period beginning on January 1, 2011.  Last, Management does not have instruments issued with these characteristics, so this amendment will have no impact on its financial statements.

Annual Improvements to IFRS 2010

On May 6, 2010, the IASB issued Improvements to IFRSs 2010 – Incorporating amendments to seven International Financial Reporting Standards (IFRSs). This is the third collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs.  The amendments are effective for annual periods starting on or after July 1, 2010 and for annual periods starting on or after January 1, 2011.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2011. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

On November 26, 2009, the International Financial reporting Interpretations Committee (IFRIC) issued IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.  This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  This interpretation is effective for annual periods beginning on or after July 1, 2010.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that this interpretation will be adopted in the consolidated financial statements for the period beginning on January 1, 2011.  Last, Management estimates that this interpretation will not result in any change of accounting policies.

Amendment to IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

On December 2009 the IASB issued Prepayments of Minimum Funding Requirements, amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14).  The amendment has been made to remedy an unintended consequence of IFRIC 14 where the entities are prohibited in some circumstances to recognize as an asset the advance payments for minimum funding contributions.  This amendment is effective for annual periods beginning on or after January 1, 2011.
Management believes that this amendment will be adopted in the consolidated financial statements for the period beginning on January 1, 2011.  Further, Management has not had the opportunity to consider the potential impact of the adoption of this amendment.

NOTE 4.  ACCOUNTING POLICIES

a.       Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements as of December 31, 2010, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”)

These consolidated financial statements presents fairly the financial position of AFP Provida as of December 31, 2010, as well as the results of operations, the changes in equity and cash flows for the year then ended.

The consolidated financial statements of AFP Provida S.A for fiscal year 2009 ,were approved by the Board of Directors at meeting held on March 24, 2010, after that the consolidated financial statements were submitted to a General Shareholders Meeting on April 30, 2010, where they were finally approved. Those annual financial statements were prepared in accordance with accounting principles generally accepted in Chile and standards of the Superintendency of Pensions and, therefore, they do not coincide with the amounts for 2009 included in these consolidated financial statements, which were prepared in accordance with IFRS. A reconciliation of equity, comprehensive income and cash flows, along with a description of the main adjustments are presented in Note 2.f).

Figures on financial statements are expressed in millions of Chilean pesos (MCh$) rounded up. In case of negative figures, they are reported with the minus sign (-).

b.       Basis of consolidation

The consolidated financial statements include the financial statements of Provida and its subsidiaries. The subsidiaries’ financial statements have been prepared as of the same date as those of Provida, and using uniform accounting policies. When necessary, adjustments are made to uniform any difference between accounting policies that may exist.

All balances and transactions between the subsidiaries and Provida have been eliminated in consolidation. In case of balances and transactions between associated companies and Provida, these are eliminated to the extent of Provida’s direct or indirect interest in these companies.

b.1. Consolidation principles

Subsidiaries are consolidated from the effective date on which Provida takes control of the company and their consolidation ceases from the date when Provida loses control. In case control is lost over a subsidiary, the consolidated financial statements will include the results of the part of that year in which Provida had control over it.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.2. Subsidiaries

The consolidated financial statements incorporate the financial statements of Provida and entities controlled by it (its subsidiaries). Control is achieved where Provida has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Non-controlling interests in the equity and comprehensive income of subsidiaries are identified separately from the Provida’s equity and is presented in line item “equity attributable to non-controlling interests” within the statement of financial position and in line item “gain (loss) attributable to non-controlling interest within the consolidated statements of income, respectively.

The following table sets forth the subsidiaries incorporated in the consolidated financial statements of Provida as of December 31, 2010, 2009 and January 1, 2009:

		Ownership interest %
Subsidiary	Country	12.31.2010	12.31.2009	1.1.2009
Provida Internacional S.A.	Chile	99.99%	99.99%	99.99%
A.F.P. Génesis Ecuador	Ecuador	99.99%	99.99%	99.99%

b.3. Associates

An associate is an entity over which Provida has, directly or indirectly, significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. As a general rule, it is presumed that significant influence is exercised in entities, in which Provida holds either directly or indirectly, 20% to 50% of the ownership interest. The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting.

The following table sets for the associates incorporated in the consolidated financial statements of Provida as of December 31, 2010, 2009 and January 1, 2009:

		Ownership interest %
Subsidiary	Country	12.31.2010	12.31.2009	1.1.2009
Soc.Adm. de Fondos de Cesantia de Chile S.A.	Chile	37.80%	37.80%	37.80%
Inversiones DCV S.A.	Chile	23.14%	23.14%	23.14%
Servicio de Adm- Previsional S.A.	Chile	37.87%	37.87%	37.87%
AFORE Bancomer (1)	Mexico	7.50%	7.50%	7.50%
AFP Horizonte (1)	Peru	15.87%	15.87%	15.87%
(1)Significant influence is exercised indirectly through entities of the BBVA Group.

b.4. Translation of financial statements of foreign operations

Translation of financial statements of subsidiaries with functional currencies other than the Chilean peso has been made as follows:

▪	Assets and liabilities are translated at closing exchange rate between the local currency and the Chilean peso.

▪	Income and expense items of the foreign operations are translated at the average exchange rate between the corresponding local currency of each foreign operation and the Chilean peso.

▪	Equity accounts, except for net income for the year, must be translated at the historical exchange rates between the corresponding local currency of each foreign operation and the Chilean peso.

All translation differences resulting from this process are classified and accumulated as a separate component in Equity denominated “Reserves of exchange differences on translation”.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.       Key assumptions for estimating uncertainties

The information contained in these consolidated financial statements is the responsibility of the Company’s Board of Directors which expressly states that each and every principle and criterion included in the IFRS has been fully applied.

On preparing the consolidated financial statements, specific estimates made by the Company’s management were used to measure certain assets, liabilities, income, expenses.

These estimates basically refer to:

▪	Measurement of tangible and intangible assets, including Goodwill, to determine any losses resulting from their impairment.
▪	Useful lives of properties, plants and equipment and intangibles.
▪	Information available to determine the fair value of financial instruments.
▪	Probability of occurrence and estimate of uncertain amount of liabilities or contingent liabilities.

Taxable income of the companies included in the consolidated financial statement, to be declared before the respective tax authorities in the future, that have served as a base to record different balances related to income tax in these consolidated financial statements.

Although these estimates were made according to the best information available at the time of these consolidated financial statements on the facts analyzed, it is possible that events which may occur in the future may obligate to modify them (increase or decrease) in future periods. This would be made prospectively, recognizing the effects of the change in estimates in the corresponding subsequent consolidated financial statements.

d.       Functional currency and presentation currency.

The Company has defined that its functional currency is the Chilean peso. In order to determine the functional currency, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, were applied and where both primary factors (revenues and expenses) and secondary factors (financing and currency of collection from operational activities). The presentation currency of the consolidated financial statements is the Chilean peso.

e.       Foreign currency transactions

Transactions that each individual group entity makes in a currency other than its functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Exchange differences that may arise during the year when retranslating the transactions from the exchange rate prevailing at the dates of the transactions and the exchange rate prevailing at the time of collection or payment are recorded as exchange differences in the statement of comprehensive income.

Likewise, at the end of each reporting period, the translation of balances of accounts payable or receivable denominated in a currency other than the functional currency of an individual group entity is made according to the closing exchange rate. Exchange differences are recognized in the statement of comprehensive income.

f.       Cash and cash equivalents

Cash and cash equivalents include the balances held in mutual funds and in banks, sight deposits and short-term highly liquid investments, with an insignificant risk of changing values and original maturity of no more than three months from their date of acquisition.

The direct method was used to prepare the consolidated cash flow statement.

The following expressions are used in the consolidated cash flow statements:

▪	Cash flows are inflows or outflows of cash and cash equivalents.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪	Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

▪	Operating activities are the principal revenue-producing activities of Pension Funds Administrators and other activities that are not investing or financing activities.

▪	Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

▪	Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

g.       Financial Assets

Financial assets held by Provida are classified into the following categories: financial assets ‘at fair value through profit and loss’ (FVTPL)”, ‘loans and receivables’, ‘held-to-maturity’ investments and ‘available-for-sale’ (AFS) financial assets. The classification depends on the nature and purpose of the financial assets and is determined on initial recognition. All regular purchases or sales of financial assets are recognized and derecognized on a trade date basis.

g.1. Effective interest method – The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest rate basis for financial assets other than those financial assets classified as at FVTPL.

g.2. Financial assets at FVTPL: Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term. A financial asset other than those held for trading are designated as at FVTPL upon initial recognition if the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with Provida’s documented risk management or investment strategy, an information about the grouping is provided internally on that basis.
Financial assets at FVTPL are stated at fair value, with any gains and losses arising on remeasurement recognized in profit or loss.

g.3. Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivable are measured at amortized cost using the effective interest rate method, less any impairment. Interest income is recognized by applying the effective interest rate.

g.4. Held-to-maturity investments:  Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that Provida has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method less any impairment.

g.5. Financial assets available-for-sale (‘AFS’): AFS are non-derivative financial assets that are either specifically designated as available-for-sale or are not classified as loans and accounts receivable, held-to-maturity, investments or financial assets at fair value through profit and loss.

All financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets, other than those financial assets at FVTPL, are added to the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

Provida does not have any held-to-maturity investments or financial assets available-for-sale as of December 31, 2010, 2009 and January 1, 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has classified as loans and receivables “Trade and other receivables”. Trade and other receivables are assessed for indicators of impairment at the end of each reporting period. Trade and other receivables are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the loans and receivables, the estimated future cash flows of the asset have been affected. Objective evidence of impairment for trade and other receivables could include Provida’s past experience of collecting payments, an increase in the number of delayed payments past the average credit period of 60 days. The carrying amount of trade and other receivables is reduced by an impairment loss through the use of an allowance account. When trade and other receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. For all periods presented there are no objective evidence of impairment in trade and other receivables.

g.6 Derecognition of financial assets

Provida derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If Provida neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, it recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If it retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognise the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and is recognised in profit or loss.

h.       Mandatory investments

The principal financial investment of Provida are mandatory investments which aims to guarantee the minimum return required by law equal to 1% of investment in shares of each pension funds under administration. The mandatory investment requirement is calculated in according with instructions issued by the Superintendency of Pensions. Mandatory investments represent approximately 50% of total consolidated assets as of December 31, 2010 and 2009, respectively.

As established in D.L. 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each one of the pension funds. This minimum rate of return is based on the weighted average real rate of return of all pension funds of the AFP system, over a 36-month period. This requirement has been determined in accordance with the different portfolio compositions, requiring those with a greater investment in variable income securities and therefore potentially subject to higher volatility (Funds Type A and B), a larger margin to achieve the requirement. If for a certain month the rate of return of a pension fund was lower than the minimum rate of return requirement, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within fifteen days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is the non-compliance with the minimum rate of return requirement. Provida’s risk management policies for mandatory investment are described in Note 4, herein below.

Provida’s management has designated mandatory investments as financial assets at fair value through profit and loss as those financial assets are managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented investment management policy, and information about the grouping is provided internally on that basis.

i.       Inventories

Inventories held by Provida are comprised of office supplies and forms.

The inventories are stated at the lower of cost and net realizable value. The net realizable value is the estimated selling price in the normal course of business less all estimated costs of completion and costs necessary to make the sale. The amount resulting from any adjustment of measuring inventories such as damages, or obsolescence, up to its realizable value, as well

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as losses for other concepts, will be recognized as expenses in the period in which the loss occurs. Any subsequent recovery in its net realizable value will be as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

The carrying amount of inventories will be derecognized from the statement of financial position and recorded as an expense in the period when consumption of any inventory occurs.

j.       Intangible Assets

j.1. Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill arising on acquisition of a business is carried at cost as established at the date of acquisition of the business less impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to a cash-generating unit that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections and is based on the most recent budgets approved for the next ten years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.  If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is no reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

j.2. Software licenses

Software licenses acquired are carried at costs (including expenditures incurred to acquire and prepare them for its specific use) less accumulated depreciation and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life of IT applications is five years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

j.3. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less cumulated amortization and accumulated impairment loss.

On the date of transition to IFRS, Provida determined that the acquisition of Chilean AFPs - El Libertador, Unión and Protección- resulted in the recognition of goodwill under Chilean GAAP, such goodwill was reclassified in the opening IFRS statement of financial situation as intangible assets since those acquisitions under IFRS would require separate measurement and recognition of an intangible asset acquired known as Customers List. The reclassification was made for an amount equivalent to the goodwill recorded for Chilean GAAP purposes. The estimated useful life of the Customers List is 20 years which is in line with the goodwill amortization period recorded for Chilean GAAP purposes.

k.       Property, plant and equipment

Items of property, plant and equipment are measured at acquisition cost, less accumulated depreciation and impairment losses, if any.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is recognized so as to write off the cost less their residual values, using the straight-line. Land is not depreciated. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

The useful life of each class of property, plant and equipment, is as follows:

Classes of Property, Plant and Equipment	Years of Useful Life
Buildings:
Tower on Pedro de Valdivia N°100	100
Agustinas N°1490	60
Agencies	40 - 60
Plant and equipment	10 - 5
IT Equipment	5
Fixed installations and accessories	10
Other property, plant and equipment	5

l.       Impairment of Tangible and Intangible Assets other than Goodwill

At the end of each reporting period, Provida reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, Provida estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

m.       Financial Liabilities

Financial liabilities are initially recorded at fair value, net transaction costs. Subsequent to initial recognition, the financial liabilities are recognized at their amortized cost, using the effective interest rate method

Provida derecognizes financial liabilities when, and only when, its obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognised in profit or loss.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n.       Provisions

Provisions are recognized when Provida has a present obligation (legal or constructive) as a result of a past event, it is probable that Provida will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Contingent liabilities are a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or are present obligations that arise from past events but are not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the financial statements; they are only disclosed in the notes to the financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent assets are not recognized in the financial statements but must be disclose where an inflow of economic benefits is probable.

n.1 Provisions for unfavorable casualty rate:

Until June 30, 2009, the AFPs were required by law to purchase insurance policies to provide its participants life and disability (‘L&D’) coverage. L&D insurance is for those participants who, in case of disability or death, do not have sufficient funds in their individual capitalization account to finance their pensions as required by law, whereby the insurance company, contracted by the AFP, cover the difference in case of death. For cases of partial disability, the AFP must have provisions to cover the deficit three years later once the final determination has been made, taking into account the three years of temporary pension payments that the affiliate receives after the initial disability determination was made.  Under the Pension Reform Law, and from October 2008, a participant with total disability status will receive immediate payment, once his/her status has been confirmed by a Medical Commission.

The insurance company makes these calculations at the time of the initial disability determination, three years before it makes the payments to cover the deficit and if required by the final determination, based on information available on that date, including information on rates for life annuities and funds of the participants’ individual capitalization account. If the final determination confirmed the disability status of a participant, the insurance company revise the amount of the initial disability reserve, based on information available at this time.

Towards the end of the 1990’s, Provida observed requirements for additional payments to the insurance company due to an excessive casualty rate reported each year by the insurance company. Provida concluded that, for specific discount rates situations, the estimate made by the insurance company used to provision the amounts for future disability payments underestimated the effective amounts that the Company had to pay.

Regulations of the Superintendency of Pensions do not require AFPs to make additional provisions over those amounts reported by the insurance company unless the AFPs have evidence indicating a higher provision. Provida has developed a casualty rate model to more accurately accrue the amounts that will be required to be paid to disabled participants once the final determination is made. The basic assumption of the casualty model is to attempt to use its best estimate at the time of the initial disability determination, using the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period, and interest rate prevailing at the moment of payment (expected rate). This estimate differ from that used by insurance companies as which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Therefore, over the term of an insurance contract, the Company measures and accrues the expected cost to the insurer. In fact, through the application of the casualty rate model, the provisions made by Provida with respect to future premium payments to be made to the insurer reflects more accurately the effective payments that will have to make, so that there is a higher correlation between its revenues and expenses for a specific period. The information for the casualty rate model is reviewed monthly, making any modification considered appropriate at that moment.

According to the accounting principle applied by Provida, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurance company, then the amounts calculated by the Provida’s model will be used. On the contrary, if the casualty rate calculated by the model is lower than the one calculated by the insurance company, then the amount calculated by the insurance company will be provisioned, which is considered to be the minimum amount under existing regulation. In view of the lower rates used in the casualty rate model to discount disability payments with regard to the prevailing rates used by the insurance company, the casualty rate calculated by the model is higher than the casualty rate recorded by the insurance company. Therefore, as of December 31, 2010 and 2009, Provida has recorded a higher expense than the one determined by the insurance company because it believes the amount calculated by the model is the best estimate of the fair value of the obligation.
It is important to note that the Pension Reform Law eliminates the individual responsibility of the AFPs to provide life and disability insurance benefits stipulating a bidding process of all AFPs for the life and disability insurance. The bidding process was awarded in May 2009 to a group of insurance companies for a 12-month term. As of December 31, 2010 and 2009, Provida only maintains a contract for coverage prior to July 2009 which is in runoff stage due to the modality of payment of casualties for temporary disability period (three years). Therefore, Provida could be affected by the insurance cost arising from that contract, depending on the relevant variables evolution at the moment of casualty payments, which are considered in its casualty model.

n.2 Provisions for Employee Benefits

Short-term employee benefits – Short-term benefits include wages, employee vacations, profit-sharing and bonuses payable within twelve months after the end of the period in which the employees render the related service. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of a past service provided by the employee and the obligation can be estimated reliably.

Other long-term employee benefits – All employees are entitled to receive years of service award starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary. Provida’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Long-term Incentive (LTI) - The General Shareholders’ Meeting of BBVA Bank (controlling parent company) held in Spain on March 13, 2009, approved a Multi-Year Variable Retribution Program of Shares for members of the BBVA Group’s directorship team (“the Program”) which includes several executives of AFP Provida. The Program became effective on April 15, 2009 and finalized on December 31, 2010.

This Program consists of granting BBVA Bank shares to members of the Group’s executive directors, assigning an initial number of “units” to each one of the beneficiaries. At the end of the Program, the definitive number of shares to be granted will be equal to the result of multiplying the assigned number of “units” by a coefficient between 0 and 2. This coefficient reflects the evolution of specific BBVA Bank’s indicators as compared to the evolution of such indicators of 18 other banks in Europe and the United States.

AFP Provida, in order to determine the amount of the obligation to be recorded in its financial statements, for as long as the Program is in force, multiplies the specific number of “units” by the estimated mean price of the share at the time the Program will be settled.

On December 31, 2010, the estimated number of “units” for the LTI 2009-2010 was 21,977 and for LTI 2010-2011 was 10,989 that are assigned to 18 AFP Provida’s executives, the amount of which has been recognized on an accrual basis over

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the term of the Program. Expenses recorded for the years ended December 31, 2010 and December 31, 2009, were MCh$0 and MCh$ 67, respectively. These amounts are included under “Employee expenses” within the Consolidated Statement of Comprehensive Income.

Provida has not granted any post-employment benefits to its employees.

o.       Current taxes and Deferred taxes

o.1 Income Tax

In accordance with current tax legislation, the Administrator constitutes provisions for income taxes based on taxable profit for the year, at a tax rate of 17%, as instructed by Chilean Internal Revenue Services, and as required by Decree Law 824 of the Income Tax Law.

On July 31, 2010, Law Nº 20.455 was enacted, in order to finance the reconstruction of the country after the earthquake occurred on February 27, 2010. This law, incorporates temporarily increases tax rates for commercial years 2011 and 2012 (20% and 18.5%, respectively), and returns to an original 17% in 2013.

Current tax for current and prior periods, to the extent unpaid, is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is be recognised as an asset.

The benefit relating to a tax loss that can be carried back to recover current tax of a previous period shall be recognised as an asset.

o.2 Deferred taxes

Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all temporary taxable differences, and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where Provida is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of the deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which Provida expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when Provida has a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation and intends to settle current tax liabilities and assets on a net basis.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

p.       Minimum dividend

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ Meeting to be held in the following year, for a total amount equal to the legal minimum requirement of 30% but no more than 75% of the profit for the year, which amounts will be dependant on the fulfilment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

The policy on dividends includes the constitution of an obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy agreed on during the General Shareholders’ Meeting. The shortfall will be accrued as a dividend payable.

q.       Earnings per share

Basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period. For all periods presented, Provida did not engage in any transactions of any kind that have potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r.       Revenue recognition

Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Funds have been completed. Fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been deposited.

s.       Information on Capital

Due to the nature of the pension business and its leadership in this market, Provida has significant and sufficient cash flows from fees received from mandatory and voluntary pension savings, allowing it to finance business-related expenses such as employee salaries, administration expenses and life and disability insurance expenses effective until June 30, 2009 in accordance with the Pension Reform Law; in addition to the use of funds associated with the additional constitution of mandatory investments and payment of dividends which are also covered by cash flows generated by its operations, as well as by short-term debts in case of need. These sources of funds have been sufficient to finance the aforementioned requirements, and additional capital requirements are not foreseen in the near term.

In terms of capital regulatory requirements, the Pension Funds Administrators must have a minimum Equity expressed in unidades de fomento or U.F. (inflation-indexed unit of account) according to the number of participants the Administrator has on the date of the financial statements, as shown in the following table:

Number of participants	Number of U.F. required
Less than 5,000
5,000 – 7,499	10,000
7,500 – 9,999	15,000
10,000 or more	20,000

Since its constitution, Provida has not had any problems complying with the foregoing requirement and, as of December 31, 2010, its Equity under IFRS amounts to U.F. 11,414,205.

t.       Risk Management Policy

AFP Provida’s future financial position and results of operations are exposed to foreign currency, interest rates, mandatory investments and life and disability insurance risks. During the normal course of business, Provida manages the risk exposure of its operating and investing activities as described below:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t.1 Foreign currency exchange risk

Provida is exposed to foreign currency exchange rate risks through the foreign operations carried out through its wholly owned subsidiary Provida Internacional . As of  December 31, 2010, Provida has invested MUS$72 in foreign operations which, to the same date, have contributed MCh$5,972 to the results of Provida.

The devaluation of affiliate companies’ local currencies with respect to the US dollar and the appreciation of the latter with respect to the Chilean peso could adversely affect the share of income recognized by Provida, and hence, its respective profit.

t.2 Interest rate risk

Due to requirements for working capital, the Company may be exposed to minor interest rate risks resulting from financing through credit lines. Current leasing obligations are not subject to interest rate risk since the rates are predefined (fixed) in the respective contracts.

t.3 Mandatory investments

Provida’s principal financial investment is the mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares of each one of the administrated funds. Mandatory investments of the pension funds represent approximately 50% of total assets under management of Provida and, in view of the volatility seen in local and foreign markets where pension funds are invested, the future gains or loss on mandatory investments has posed certain risks to the stability of the Company’s income.

In addition to the aforementioned, it is worthwhile mentioning that mandatory investments are constituted with the purpose of compensating participants in case the Company cannot meet the legal requirement of minimum returns, hence, entailing an equity loss for the AFP if this occurred, since it must additionally replace the 1% reserve with its own resources. Minimum return is calculated in terms of the average returns of the pension fund industry for mobile periods of 36 months.

The risks described above are associated to Provida’s trust management, governed by the objective to optimize the income of each one of the funds for a specific risk level or else to minimize the risk level in order to obtain an objective profit.

In order to attain the foregoing, Provida has a risk management policy in place that defines the activities and criteria it applies to efficiently identify, measure, control and manage the risks associated to fund management. Hence, Provida manages the fund equities according to internal credit risk limits, analyzing expected losses and applying market risk measurements. The latter refers to absolute VaR which measures the probable impact on the different types of funds in case of adverse shocks of instrument prices (fixed income, currencies and variable income). Furthermore, in order to ensure the Company’s solvency, guarantee future benefit payments and comply with minimum return requirements, Provida applies relative VaR over diverging positions between each fund and the system’s model portfolio.

t.4 Life and disability benefits

L&D insurance is a long-term obligation, given that the benefit promised to disabled participants is granted three years after the first ruling of disability, in the case of partial disability (50% to two thirds of loss of capacities), in other words the final ruling of disability. Up until October 2009, benefits for total disability (more than two thirds of loss of capacities) were also granted after three years.

In quantitative terms, the AFP must cover the payment deficit equivalent to the difference between the affiliate’s savings in his individual capitalization account and benefits established by law. These benefits correspond to the current value of a life annuity (equivalent to 70% or 50% of the average taxable income of the affiliate during the last ten years) discounted from the life annuity rates prevailing at the time of payment. Subsequently, the evolution of said interest rates impacts the final value of the payment of the obligation by Provida.

One of the changes introduced by the Pension Reform was the elimination of the individual responsibility of the AFPs regarding L&D insurance benefits. Hence, starting July 1, 2009, a number of insurance companies were awarded the management of L&D insurance for a 12 month period. Subsequently, Provida now basically keeps, for the concept of L&D insurance, the obligation of claims pending payment for the period of temporary disability, with the contract currently at the run-off stage.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in terms of L&D insurance business, regulation stipulates that the reserves for claims be evaluated at market rate instead of historical rates (minimum of the previous semester), opening up a legal window for insurance companies to voluntarily apply said methodology to old contracts. BBVA Life Insurance, upon request from AFP Provida, resorted to this new regulation since, by doing so, the value of its liabilities would be closer to the actual amount at the time of payment (fair value). Furthermore, upon mutual agreement of the parties (prior to compensation to the insurance company due to the change in conditions), the AFP’s financial performance was modified of its cash surpluses, with a benchmark determined by assets with a similar duration to the liabilities of the insurance.

In view of the changes made in the assets and liabilities management associated to disability insurance, AFP Provida has mitigated the risk associated to the interest rate evolution.

NOTE 5.  FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Management prepared its consolidated financial statements until fiscal year 2009, under Chilean Generally Accepted Accounting Principles (hereinafter referred to as “Chilean GAAP”).  In accordance with Official Letter No. 20.987 issued by the Superintendency of Pensions, all AFP must prepared financial statements in accordance with IFRS beginning on 2010.

Therefore, AFP Provida and its subsidiaries have prepared their financial statements in accordance with IFRS, applying specific exemptions included in IFRS 1, First-time adoption of International Financial Reporting Standards for the conversion of the balance sheet as of December 31, 2008 prepared in accordance with Chilean GAAP to obtain its opening IFRS consolidated statement of financial position as of January 1, 2009 the date of transition to IFRS.

In accordance with IFRS 1, a first-time adopter of IFRS, is allowed to elect to use certain exemptions to the retrospective application of all IFRS at the date of transition to IFRS. Provida has elected to use the following exemptions in its opening IFRS statement of financial position at the date of transition:

a. Business combinations

On first-time adoption, an entity may elect not to apply IFRS 3 – Business Combinations (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS. AFP Provida has elected not to apply IFRS 3 retrospectively to its past business combinations having the following consequences for those business combinations:

The carrying amount of goodwill in the opening IFRS statement of financial position is its carrying amount under Chilean GAAP at the date of transition to IFRS.
In addition, as established in paragraph B2 f) of Appendix B, Business Combination of IFRS 1; if an asset acquired, or liability assumed, in a past business combination was not recognized under previous GAAP, it does not have a deemed cost of zero in the opening IFRS statement of financial position. Instead, the acquirer shall recognize and measure it in its consolidated statement of financial position on the basis that IFRS would require in the statement of financial position of the acquiree. In this respect, the acquisitions of local AFPs - Protección, Unión and El Libertador – resulted in the recognition of goodwill under Chilean GAAP, such goodwill have been reclassified in the opening IFRS statement of financial situation as intangible assets since those acquisitions under IFRS would require recognize and measure separately an intangible asset acquired known as Customers List. The reclassification was made for an amount equivalent to the goodwill recorded for Chilean GAAP purposes. The estimated useful life of the Customers List is 20 years which is in line with the goodwill amortization period recorded for Chilean GAAP purposes. Therefore no transition to IFRS adjustments were made to the amortization recorded during the year; only the reclassification from Goodwill to Intangibles (Customers List).

Provida applied IAS 36 in testing goodwill for impairment based on conditions at the date of transition to IFRS; no impairment was recognized.

b. Fair value or revaluation as deemed cost

In accordance with IFRS 1, the Company may elect at the date of transition to IFRS to measure its items of property, plants and equipment at their fair value, and use this fair value as its deemed cost at that date. Furthermore, a first-time adopter may elect to use a previous GAAP revaluation of an item of property, plants and equipment at date of transition to IFRS as deemed

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

cost to the date of the revaluation, to the extent that the revaluation is broadly comparable to: i) fair value; or ii) cost or depreciated cost under IFRS (adjusted to reflect, for example, changes in a general or specific price index).

Provida has elected to use the depreciated cost (net carrying amount) under Chilean GAAP as deemed cost for its items of property, plant and equipment at the date of transition to IFRS.

c. Cumulative translation differences

Under IFRS 1 a first-time adopter may elect to adjust to zero the cumulative translation differences under previous GAAP existing at the date of transition to IFRS.

Provida has elected to adjust to zero the cumulative translation differences existing under Chilean GAAP at the date of transition to IFRS.  Therefore, gains or losses on a subsequent disposal of a foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include translation differences arising after that date.

Effects for the transition from Chilean Generally Accepted Accounting Principles to International Financial Reporting Standards

The reconciliations below quantify the impact that the transition to IFRS had in the financial statements of Provida.

Reconciliation of  Equity as of January 1, 2009 and December 31, 2009

	As of January 1,	As of December 31,
	2009 MCh$	2009 MCh$
Equity in accordance with Chilean GAAP	234,982	286,999

Reversal of deferred taxes complementary accounts (c)	(10,672)	(9,770)
Reversal of discounted deferred taxes (c)	(4,863)	(8,200)
Reversal of cumulative translation adjustment (f)(g)	-	2,381
Share of IFRS adjustments on equity method investees (h)	464	(1,063)
Reversal of price-level restatement (a)	-	2,398
Reversal of depreciation of PP&E and amortization of goodwill (a)(b)	-	(111)
Minimum dividend (e)	-	(3,255)

Total IFRS transition adjustments	(15,071)	(17,620)

Equity in accordance with IFRS	219,911	269,378

Reconciliation of Comprehensive Income as of December 31, 2009

As of December 31,
2009 MCh$
Comprehensive income in accordance with Chilean GAAP	81,444

Reversal of deferred taxes complementary accounts (c)	902
Reversal of discounted deferred taxes (c)	(3,337)
Share of IFRS adjustments on equity method investees (h)	(1,335)
Reversal of price-level restatement (a)	(3,121)
Reversal of depreciation of PP&E and goodwill amortization (a)(b)	(111)

Total IFRS transition adjustments to profit (loss)	(7,002)

Profit (loss) in accordance with IFRS	74,442
Cumulative translation adjustment	(2,377)
Comprehensive income in accordance with IFRS	72,065

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Cash Flows as of December 31, 2009

	Chilean GAAP as of December 31, 2009	Transition Adjustments	IFRS as of December 31, 2009
	MCh$		MCh$
Net cash flows from operating activities	38,451	(1,201)	37,250

Net cash flows used in investing activities	(20,167)	1,119	(19,048)

Net cash flows used in financing activities	(7,105)	(199)	(7,304)

Total net positive (negative) cash flows	11,179	(281)	10,898
Effect of price-level restatement and exchange rates on cash and cash equivalent	489	(489)	-
Net Increase (Decrease) in Cash and Cash Equivalents	11,668	(770)	10,898

Cash and cash equivalents at beginning of year	28,772	819	29,591
Cash and Cash Equivalents at end of year	40,440	49	40,489

Description of main IFRS transition adjustments:

a.       Price-level Restatement

Under IFRS, price-level restatements are only accepted when the functional currency of an entity is the currency of a hyperinflationary country. Both Chile and countries in which the Company has invested do not qualify as hyperinflationary countries in accordance with IAS 29, Financial information on hyperinflationary economies as hyperinflationary countries. Therefore, the effect of eliminating the price-level restatement recognized according to Chilean GAAP has been included as an IFRS reconciliation adjustment in equity as of January 1 and December 31, 2009, and in comprehensive income for year ended December 31, 2009.

b.       Goodwill

Goodwill arises from the acquisition of companies and represents the excess of acquisition cost over the ownership interest acquired in the fair value of the assets and liabilities, including contingent liabilities identifiable at acquisition date. Under Chilean GAAP, in the case of foreign operations, goodwill is measured in historical dollars while under IFRS; goodwill must be recorded and measured in the functional currency of the company being acquired.

Under Chile GAAP, goodwill is amortized on a straight-line basis over the estimated life of the business and the return on investment which under no circumstance could exceed 20 years. Under IFRS, goodwill is not amortized, instead is tested for impairment on annual basis.

The effects of measuring goodwill of foreign subsidiaries in their functional currency, and the effect of eliminating the amortization of goodwill for the period, have been included as IFRS reconciliation adjustments in equity and comprehensive income as December 31, 2009.

c.       Deferred Taxes

Under Chilean GAAP, deferred taxes are determined according to the requirements of Technical Bulletin No. 60 “Accounting of Income Tax and Deferred Taxes” of the Chilean Institute of Accountants and certain specific requirements of the Superintendency of Pensions. The following differences originating with the IFRS had to be adjusted in the adoption process:

a)
Under Chilean GAAP, the effect of initial application of deferred taxes in 2000 was recognized against to complementary accounts referred to as “complementary assets (liabilities) by deferred assets (liabilities)”. Those complementary accounts were amortized through net income over the estimated reversal period of the timing differences that originated them,

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

except for complementary liabilities that would have been originated for the recognition of deferred taxes assets from carry forward tax losses, whose amortization was based on the actual utilization of such tax losses.

Under IFRS, specifically IAS 12, Income Taxes, does not establish the concept of complementary accounts.

The effects of eliminating the complementary accounts and its corresponding amortization recognized under Chilean GAAP have been included as an IFRS reconciliation adjustment in equity as of January 1 and December 31, 2009, and in comprehensive income as of 31 December, 2009.

b)
Official Letter No. 23.186 of the Superintendency of Pensions instructed AFPs to account for the present value of deferred taxes arising from gains (losses) on mandatory investment determined discounting the carrying amount of deferred taxes at the internal rate of return (IRR).

Under IFRS, it is prohibited to discount deferred taxes as stated in paragraph 53 of IAS 12, Income Taxes.

The effect of determining deferred tax arising from gains (losses) on mandatory investments on an undiscounted basis (carrying amount) has been included as an IFRS reconciliation adjustment in equity as of January 1 and December 31, 2009, and in comprehensive income as of 31 December, 2009.

d.       Incorporation of non-controlling Interests

Under Chilean GAAP, equity only incorporates the equity portion attributable to equity holders of the parent and the equity portion attributable to the non-controlling holders is presented in the financial statements as an intermediate line item between Total Liabilities and Total Equity.

Under IFRS, equity is comprised of the equity portion attributable to both the equity holders of the parent and the non-controlling interests.

The effect of reclassifying the non-controlling interest within total equity and comprehensive income has been included as an IFRS reconciliation adjustment.

e.       Minimum Dividend

Article No. 79 of Chilean Corporate Law states that, unless otherwise decided at a Shareholders’ Meeting by the unanimous vote of the holders of issued and subscribed shares, corporations must distribute annually a cash dividend equal to at least 30% of net income of each year, unless to the extent that the entity has unabsorbed prior year losses. The usual accounting practice in Chile has been to recognize this obligation at the time when the dividends are approved at the Ordinary Shareholders’ Meeting and not recognize any obligation at the closing date of the financial statements.

Under IFRS, considering that it is practically impossible to reach a unanimous vote among shareholders, an obligation in favour of the shareholders must be recognized on an accrual basis, to the extent that any interim dividends paid are not at least equal to the minimum amount of dividend required. The effect of recognizing the minimum dividend has been included in the reconciliation of Equity as of January 1 and December 31, 2009.

f.       Translation of foreign subsidiaries’ financial statements

Under Chilean GAAP, the translation of financial statements of foreign subsidiaries was performed in accordance with Technical Bulletin No. 64, Permanent Foreign Investments of the Chilean Institute of Accountants. As part of this Technical Bulletin’s requirements, foreign operations has to be classified as to whether they are an extension or not of the operations of the parent company and countries where such operations are located are classified as stable or unstable economies. Depending on this, operations were measured in either Chilean pesos or US dollars.

Provida, under Chilean GAAP, did not consider its investments in foreign subsidiaries as an extension of its operations in countries considered unstable. Therefore, the financial statements of these companies were measured in US dollars and translated to Chilean pesos as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪	Monetary assets and liabilities were translated at the closing exchange rate between the local currency and the US dollar.

▪	All non-monetary assets and liabilities and equity accounts were translated at the historical exchange rates between the local currency and the US dollar.

▪	All income and expenses accounts were translated at the average exchange rates between the local currency and the US dollar.

▪	The effects of any fluctuation over monetary assets and liabilities, denominated in currencies other than the US dollar, were included in net income.

Under IFRS, specifically IAS 21, The Effects of the Changes in Foreign Exchange Rates, establishes the concepts of functional currency and presentation currency where functional currency is the currency of the primary economic environment in which an entity operates, and presentation currency is the currency in which financial statements are presented. Provida has defined the Chilean peso as its functional currency and presentation currency for consolidated financial statements. Its investments in foreign operations, Afore Bancomer (Mexico), AFP Horizonte (Peru) and AFP Génesis (Ecuador), have defined the Mexican peso, Peruvian sol, and U.S. dollar as their functional currency, respectively. Therefore, for consolidation purposes under IFRS, the financial statements of foreign operations are translated to the presentation currency of Provida’s financial statements (Chilean peso) using the following methodology:

▪	Assets and liabilities are translated at closing exchange rate between the local currency and the Chilean peso.

▪	Income and expense items of the foreign operations are translated at the average exchange rate between the corresponding local currency of each foreign operation and the Chilean peso.

▪	Equity accounts, except for net income for the year, must be translated at the historical exchange rates between the corresponding local currency of each foreign operation and the Chilean peso.

▪
All translation differences resulting from this process are classified and accumulated as a separate component in Equity denominated “Reserves for exchange rates on translation” until the ownership interest in the corresponding foreign operation is sold.

The translation effect of foreign operations has been included in the reconciliation of equity and in comprehensive income as of December 31, 2009.

g.       Cumulative Translation Differences

IFRS 1 establishes that, on first-time adoption, an entity may elect to adjust to zero the cumulative translation differences under previous accounting principles. The effect of adjusting the cumulative translation differences to zero has been included in the equity reconciliation as January 1, 2009.

h.       Share of IFRS transition adjustments in investments accounted for using the equity method

The affiliates, DCV, AFC and Previred, have also prepared their financial statements under IFRS determining certain transition adjustments as of January 1, 2009 and December 31, 2009. Provida has recognized the share in the IFRS adjustments on these companies, through the equity method. The effect of these adjustments is incorporated in the equity and in comprehensive income reconciliations as of January 1, 2009 and December 31, 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2010, December 31, 2009 and January 1, 2009 was MCh$37,166, MCh$40,489 and MCh$29,591, respectively and is detailed as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Time Deposits	28,778	28,689	23,514
Cash in banks	8,219	11,646	5,281
Cash on hand	169	105	655
Other cash and cash equivalents	-	49	141
Total cash and cash equivalents	37,166	40,489	29,591

Time deposits have a maturity of less than three months from the date of acquisition.

There are no amounts of cash and cash equivalents held by Provida that are not available for its use.

NOTE 7.  MANDATORY INVESTMENTS

In order to ensure minimum return requirement of the pension funds, as referred to in article 37 of D.L. 3,500 of 1980, and in compliance with article 40 of the same law, the Administrator must hold an asset known as Mandatory Investment in each Fund Type administrated, equivalent to 1% of each pension fund, which must be invested in shares of the corresponding pension fund.

For all periods presented the Company has complied with the minimum reserve and minimum return requirements.

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Administrator held Mandatory Investments for MCh$204,526, MCh$179,129 and MCh$141,882 in the Pension Funds it administrates, in accordance with the following detail:

	As of December 31,				As of January 1,
	2010		2009		2009
	MCh$	Shares	MCh$	Shares	MCh$	Shares
Pension Funds - Type A	39,868	1,462	33,454	1,403	21,128	1,243
Pension Funds - Type B	39,690	1,699	34,951	1,705	26,520	1,684
Pension Funds - Type C	90,871	3,907	81,073	3,885	66,756	3,825
Pension Funds - Type D	28,800	1,486	24,252	1,365	20,209	1,276
Pension Funds - Type E	5,297	230	5,399	254	7,269	358
Total Mandatory Investment	204,526		179,129		141,882

Gain on mandatory investments as of December 31, 2010 and 2009 were MCh$21,886 and MCh$32,829, respectively and is detailed as follows:

	For the years ended December 31,
	2010 MCh$	2009 MCh$
Gain on mandatory investment held in pension fund Type A	4,956	8,749
Gain on mandatory investment held in pension fund Type B	4,878	7,990
Gain on mandatory investment held in pension fund Type C	9,314	13,197
Gain on mandatory investment held in pension fund Type D	2,309	2,551
Gain on mandatory investment held in pension fund Type E	429	342
Gain on mandatory investments	21,886	32,829

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  REVENUE

Revenue for the years ended December 31, 2010 and 2009 is as follows:

	For the years ended December 31,
	2010 MCh$	2009 MCh$
Fee income (a)	130,273	169,365
Other revenue (c)	17,183	11,808
Total	147,456	181,873

a. Fee income

Total fee income charged by the Administrator to the Pension Funds it administrates as of December 31, 2010 and 2009, were MCh$130,273 and MCh$169,365 respectively.

Fee income corresponds to the following concepts:

	For the years December 31,
	2010	2009
	MCh$	MCh$
Fees for depositing Mandatory Contributions and APV (Variable fee)	128,001	167,510
Fees for programmed withdrawals and temporary income (Variable fee)	2,272	1,855
Total	130,273	169,365

b. Fees receivable

As of December 31, 2010, December 31, 2009 and January 1, 2009, Fees Receivable presented within the line item Trade and Other Receivables (see Note 9) corresponded to the following concepts:

	As of December 31,		As of January 1,
	2010	2009	2009
Fees Receivable:	MCh$	MCh$	MCh$
Fund Type A	44	89	71
Fund Type B	60	169	152
Fund Type C	84	246	205
Fund Type D	22	63	45
Fund Type E	4	11	11
Total	214	578	484

c. Other revenues

Other revenues as of December 31, 2010 and 2009 of the Administrator were as follows:

	For the years December 31,
	2010	2009
Other Revenues	MCh$	MCh$
Other revenues - AFP Génesis Ecuador (1)	8,488	6,839
Insurance contracts settlements (2)	7,126	3,457
Services rendered by AFC (Unemployment Fund) (4)	690	724
Surcharges and collection costs (3)	618	560
Revenue for additional contributions (3)	261	228
Total	17,183	11,808

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Revenues from fees charged by Ecuadorian subsidiary AFP Genesis for rendering services to administrate the Unemployment Fund.
(2)	Other revenues of life and disability insurance originating from the surplus cash of insurance companies, in view of the premium payments made by the Company.
(3)	Surcharge and recovery of collection costs for contributions that are not paid on time, benefiting the Administrator under D.L. 3,500, Article 19.
(4)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A. (‘AFC’).

NOTE 9.  TRADE AND OTHER RECEIVABLES

As of December 31, 2010, December 31, 2009 and January 1, 2009 the current and non-current balances of this item are as follows:

	As of December 31,				As of January 1
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Accounts receivable from insurance companies (1)	8,632	-	532	-	475	-
Fees receivable (2)	214	-	578	-	484	-
Accounts receivable from Pension Funds	144	-	188	-	136	-
Accounts receivable from the State (3)	195	-	1,499	-	5,567	-
Other accounts receivable	2,628	132	1,684	112	1,771	85
Total Trade and Other Receivables	11,813	132	4,481	112	8,433	85
(1) Includes items to be recovered from insurance companies (See note 14 f.1)
(2) Includes fees receivable from pension funds (See note 8 b.)
(3) Includes items to be recovered from the State (See note 14 f.2)

a.       Accounts receivable from Pensions Funds

The detail of this item is as follows:

	As of December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	97	-	-	97
Voluntary savings	-	-	-	-	-	-
Banking charges	-	-	5	-	-	5
Indemnization accounts	-	-	-	-	-	-
Programmed withdrawals	3	2	7	7	1	20
Voluntary pensions savings	-	-	22	-	-	22
Total	3	2	131	7	1	144

	As of December 31, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	93	-	-	93
Voluntary savings	10	2	11	3	7	33
Banking charges	-	-	7	-	-	7
Indemnization accounts	1	-	1	-	-	2
Programmed withdrawals	5	7	26	11	4	53
Voluntary pensions savings	-	-	-	-	-	-
Total	16	9	138	14	11	188

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of January 1, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	64	-	-	64
Voluntary savings	3	5	5	1	4	18
Banking charges	-	-	4	-	-	4
Indemnization accounts	-	-	1	-	-	1
Programmed withdrawals	-	2	11	33	3	49
Voluntary pensions savings	-	-	-	-	-	-
Total	3	7	85	34	7	136

b. Other accounts receivable

The details of this item are as follows:

	Years ended as of December 31,				As of January 1
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Medical leave absences	123	-	95	-	117	-
Advances to suppliers	113	-	14	-	174	-
Other - AFP Genesis	949	-	553	-	387	-
Other receivables	1,443	132	1,022	112	1,093	85
Total Other Accounts Receivables	2,628	132	1,684	112	1,771	85

NOTE 10.  INVENTORIES

The detail of inventories as of December 31, 2010 and 2009, and January 1, 2009 is as follows.

	As of December 31,		As of January 1
	2010	2009	2009
	MCh$	MCh$	MCh$
Forms for public use	133	85	36
Internal manual forms	53	29	12
Maintenance supplies	43	17	2
Computer material	24	32	13
Office supplies	20	19	14
Data processing forms	9	13	5
Communications with participants and publicity material	7	13	4
Cafeteria supplies and products	6	14	2
Total inventories	295	222	88

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  PREPAYMENTS

The detail of current and non-current prepayments as of December 31, 2010 and 2009, and January 1, 2009, is as follows:

	As of December 31,				As of January 1
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Insurance	-	-	28	-	22	-
Advertising	61	-	-	-	17	-
Advisory services	11	-	7	-	2	-
Prepaid expenses	12	-	14	-	13	-
Other	214	366	494	5	28	-
Total prepayments	298	366	543	5	82	-

NOTE 12.  BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

All transactions with related parties are approved by the Board of Directors, and have been performed on market conditions or on similar terms to those usually prevailing in the market.

a. Accounts receivable from related entities

As of December 31, 2010 and 2009, and January 1, 2009, the Administrator presented a balance for Accounts Receivable from Related Entities as follows:

	As of December 31,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	6,744	-	7,264	-	2,846	-
BBVA Chile S.A.	183	-	155	-	115	-
Soc. Adm. de Fondos de Cesantía Chile S.A.	84	-	96	46	97	115
BBVA Comercializadora Ltda.	-	-	-	-	-	-
Pension Administration Services S.A. (temporary dividends)	386	-	-	-	-	-
BBVA Inversiones Chile S.A.	-	-	1	-	1	-
Total	7,397	-	7,516	46	3,059	115

For all periods presented, no guarantees has been given or received nor has any allowance for doubtful accounts been recorded in respect of accounts receivables from related parties.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b. Accounts payable to related entities

As of December 31, 2010 and 2009, and January 1, 2009, the Administrator presented a balance for Accounts Payable to Related Entities as follows:

	As of December 31,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	52	-	103	-	2,795	-
Servicios de Administracion Previsional S.A. (collection contract and others)	1,470	-	1,211	-	276	-
BBVA Chile S.A. (collection contract, pension payments and savings)	121	-	465	-	398	-
BBVA España	43	-	-	-	-	-
BBVA Inversiones Chile S.A. (CMA)	4	-	667	-	672	-
Aplica Soluciones Tecnologicas Ltda	73	-	-	-	-	-
Centro de Computo Regional (CCR Bancomer)	110	-	114	-	245	-
Total	1,873	-	2,560	-	4,386	-

c. Detail of transactions with related parties

			As of December 31,
			2010		2009
Entities				Effect in		Effect in
	Nature of	Description	Amount	profit/loss	Amount	results
	relationship	of transaction	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Parent	Purchase of software license	3,578	(610)	735	(3,069)
		Software maintenance (CMA)	73	(73)	612	(612)
		Office rental	1	1	1	1
		Rental of self-service dispenser	40	(40)	22	(22)
BBVA Corredores de Bolsa S.A.	Common shareholders	Financial services	163	(163)	150	(150)
BBVA Chile S.A.	Common shareholders	Rentals (agencies, BBVA Tower)	1,588	1,588	1,894	1,894
		Rentals (agencies, Huérfanos and Bandera Tower)	543	(543)	656	(656)
		Community fees as lessor	248	248	156	156
		Community fees as lessee	76	(76)	313	(313)
		Pension payment service	161	(161)	821	(821)
		Collection contract	3	(3)	295	(295)
		Expense for bank account maintenance	46	(46)	9	(9)
		Savings payment service	80	(80)	139	(139)
BBVA Compañía de Seguros de Vida S.A.	Indirect	Premiums paid and provisioned	649	(649)	44,797	(44,797)
		Casualty rate provision for the year	1,690	(1,690)	16,156	(16,156)
		Financial revenues provision	7,126	7,126	3,457	3,457
		Insurance settlement	933	-	33,458	-
Servicio de Administración Previsional S.A.	Associate	Electronic collection service	1,517	(1,517)	1,299	(1,299)
		Young worker subsidy	11	(11)	11	(11)
		DNPA (declaration of non-payment) service	85	(85)	-	-
		Password administration	73	(73)	69	(69)
		Data processing	519	(519)	22	(22)
		File transference	12	(12)	15	(15)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

			As of December 31,
			2010		2009
Entities				Effect in		Effect in
	Nature of	Description	Amount	profit/loss	Amount	results
	relationship	of transaction	MCh$	MCh$	MCh$	MCh$
		Technological services	7	(7)	8	(8)
		Pension Reform services and reports	-	-	30	(30)
		Other services	12	(12)	-	-
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Associate	Technological consulting and services	235	235	297	297
		Technological Supportive Services	455	455	383	383
		Loans in current account	(84)	-	(83)	-
BBVA Bancomer Servicios S.A. (México)	Indirect	Data processing	1,143	(1,143)	884	(884)
Banco Bilbao Viscaya Argentaria S.A.	Indirect	AFP technological platform service	43	(43)	2	(2)
BBVA Servicios Corporativos Ltda.	Indirect	Outsourcing services for corporate support	5,524	(5,524)	-	-
		Office rentals	479	479	-	-
		Common Charges as lessee	35	35	-	-
BBVA Corredora Técnica de Seguros Ltda.	Indirect	Office rentals	-	-	11	11
Aplica Soluciones Tecnológicas Chile Ltda.	Indirect	Technological services	73	73	-	-

Description of transactions with related parties for the period ended December 31, 2010 and 2009:

BBVA Inversiones Chile S.A. (ex BBVA Pensiones Chile S.A.):
Transactions with this entity in 2010 and 2009 refer to:
i) Software license contract entered into on December 1, 2005, and with amendment in January 2009, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, amounting to MCh$3,578 as of December 31, 2010 and MCh$9,387 as of December 31, 2009. During 2010 and 2009, enhancements for new projects were incorporated amounting to MCh$746 and MCh$742, respectively.

ii) Contract entered into on December 1, 2005 for software maintenance and update services for changes related to new regulations or new requirements. This maintenance service is performed in the Maintenance Center (CMA). During the period, this service amounted to MCh$73 in 2010 and MCh$612 in 2009, have been included in the “Data processing expenses” line item.

BBVA Bancomer Servicios (Mexico):
Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,143 at December 31, 2010 and MCh$884 at December 31, 2009 are included in the “Data processing expenses” line item.

This contract was transferred to the company Aplica Tecnologia Avanzada S.A, as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

BBVA Corredores de Bolsa S.A.: Transactions with this entity are referred to as financial services rendered to Provida.

BBVA Chile S.A.: Transactions with this entity are referred to as rental contracts, collection services, pension payments and saving withdrawals, lines of credit, loans and current accounts.

BBVA Compañía de Seguros de Vida S.A.: On January 1, 2005, BBVA Compañía de Seguros de Vida S.A. was awarded the bid for Provida’s L&D insurance for a coverage period to June 30, 2009.

Servicios de Administración Previsional S.A.: This subsidiary renders services to Provida for electronic collection, password administration, data processing, data transference and technological services.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sociedad Administradora de Fondos de Cesantía de Chile S.A: Provida receives revenues from the AFC (Unemployment Fund) for rendering technological support and technological advisory services.

The Administrators as a group have provided the AFC with a supportive and undividable guarantee of U.F400,000. This guarantee, in accordance with Provida’s equity interest in the company (37.8%), amounts to MCh$3,227 or approximately MUS$6 and was requested so that the AFC could comply with the credit operations with regard to the eventual coverage of bank guarantee letters, expiring in January 2012.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Administrator with bank guarantee letters of for the amount of UF 160,000.

Aplica Soluciones Tecnológicas Chile Ltda.: Contract dated January 4, 2010, corresponds to design and development services of the software systems.

BBVA Servicios Corporativos Limitada: Contract for outsourcing the Administration’s services. The contract will last for 10 years and is renewable for 10-year periods.

Banco Bilbao Vizcaya Argentaria S.A.: Contract dated December 16, 2009 corresponding to rendering computing services, including consultancy and server maintenance and a help desk.

Board of Directors and key management personnel:

d Accounts receivable and payable and other transactions

There are no outstanding amounts receivable or payable between Provida and the members of the Board of Directors and key management personnel. No guarantees have been given or received from Directors or Key management personnel. No other transactions have been performed between Provida and the members of the Board of Directors and key management personnel.

d.1 Compensation of Key management personnel

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Salaries	2,685	3,069
Short-term benefits for employees	1,308	1,256
Termination benefits	280	464
Total remunerations of key management personnel	4,273	4,789

In 2010, key management personnel consist of 50 executives distributed in 19 managers, 7 deputy managers and 24 department chiefs. In 2009, there were 60 executives distributed in 21 managers, 7 deputy managers and 32 department chiefs.

d.2 Compensation of Board of Directors and Directors’ Committee

Compensation of the Board of Directors amounted to MCh$290 and MCh$226 as of December 31, 2010 and 2009, respectively, and have been presented within the line item “Miscellaneous other operating expenses”.

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Per Diem	270	222
Fees	20	4
Total	290	226

As of December 31, 2010 the Board of Directors that was elected in the General Shareholders’ meeting held on April 30, 2010 was composed as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Name of Directors	Position
Joaquín Vial Ruiz-Tagle	Chairman of the Board of Directors
Jesús del Pino Durán	Vice-Chairman
Luis Fernando Ferreres Crespo	Director
Francesc Jorda Carre	Director
María Cristina Bitar Maluk	Director
Jorge Marshall Rivera	Director
Osvaldo Puccio Huidobro	Alternate Director
Jorge Granic Latorre	Alternate Director

On October 1, 2010, Mr. Jesús Maria Cadenato Matia voluntarily submitted his resignation to the Director position. Mr. Cadenato had been originally designated as Director in the Ordinary Shareholder meeting held on April 30, 2010.

On February 25, 2010, Mr. José Manuel Doiztua, Mr. Francisco Javier Sala Domínguez and Mrs. Ximena Rincón González presented their resignations to the position of Director. These positions had been maintained since the Ordinary Shareholders’meeting held on April 30, 2009.

In compliance with the provisions set forth in Article 33 of Corporate Law N°18,046, fees of the Board are fixed annually in the General Shareholders’ meeting and the amounts that were approved for normal board meetings, extraordinary meetings and committee meetings, are established as follows:

Directors’ Committee:

According to the provisions established in Law 19,075 of December 20, 2000, and Circular N°1,526 of the Superintendency of Insurance and Securities of February 19, 2001, the Administrator constituted the committee of directors which replaced the previous Audit Committee in its faculties and functions.

		As of December 31, 2010
Name of Director	Position	Normal Meeting	Extraordinary Meeting	Maximum Amount	Directors' Committee
		MCh$	MCh$	MCh$	MCh$
Joaquín Vial Ruiz-Tagle	President
María Cristina Bitar Maluk	Director	250	10	260	83
Jorge Marshall Rivera	Director	250	10	260	83
Osvaldo Puccio Huidobro	Alternate Director	175	7	182	83
Jorge Granic Latorre	Alernate Director	175	7	182	83

NOTE 13.	INCOME AND DEFERRED TAXES

a) Current tax assets and liabilities

a.1)  Current tax assets

The detail of current tax assets as of December 31, 2010 and 2009, and January 1, 2009, is as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Monthly provisional tax payments	6,168	4,615	7,857
Credit for training expenses	153	165	174
VAT tax credit	26	22	-
Other taxes assets	338	218	159
Total	6,685	5,020	8,190

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.2)  Current tax liabilities

The detail of current tax liabilities as of December 31, 2010 and 2009, and January 1, 2009, is as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Income tax payable	13,674	9,561	6,965
Adjustment for income taxes (previous period)	589	-	-
Other increase and decreases	(401)	-	(1,416)
Income taxes payable - AFP Génesis Ecuador	878	460	481
Other taxes (tax rate 35%)	9	14	29
Total	14,749	10,035	6,059

b) Deferred taxes

The deferred taxes recognized for deductible and taxable temporary differences as of December 31, 2010, December 31, 2009 and January 1, 2009 are as follows:

	Deferred tax assets			Deferred tax liabilities
	December 31,		January 1,	December 31,		January 1,
	2010	2009	2009	2010	2009	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Temporary differences:
Deferred tax relating to depreciation	-	-	-	2,157	1,855	1,964
Deferred tax relating to amortization	-	-	-	7,254	7,692	8,764
Deferred tax relating to provision	936	431	430	-	-	-
Deferred tax relating to revaluation of mandatory investments	-	-	-	19,682	15,961	10,380
Deferred tax relating to other temporary differences	59	61	103	166	133	61
Total	995	492	533	29,259	25,641	21,169

Deferred tax assets have been recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Management of Provida considers that sufficient taxable profits will be available to be utilized.

b.1) Movements in deferred taxes

The following table sets forth the changes in deferred taxes in the consolidated statement of financial position as of December 31, 2010, December 31, 2009 and January 1, 2009:

	Assets	Liabilities
	MCh$	MCh$
Deferred tax movements
Balance as of January 1, 2009	533	21,169
Increase (decrease) in profit or loss	(41)	4,472
Increase (decrease in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2009	492	25,641
Increase (decrese) in profit or loss	503	3,618
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2010	995	29,259

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Income taxes

c.1) Income tax expense

Income tax expense as of December 31, 2010 and 2009 is detailed as follows:

	As of December 31,
	2010	2009
Income tax	MCh$	MCh$
Current tax expense	(15,581)	(10,116)
Tax benefit effect from tax assets not previously recognized	-	-
Adjustments to current tax of prior period	-	385
Other current tax income (expense)	1,255	(206)
Current tax expense, net	(14,326)	(9,937)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(2,698)	(4,512)
Deferred tax income (expense) relating to tax rate changes or imposition of new taxes	(416)	-
Tax benefit effect from tax assets not previously recognized	-	-
Other deferred tax expense	-	-
Deferred tax income (expense), net	(3,114)	(4,512)
Income tax income (expense)	(17,440)	(14,449)

d.) Reconciliation of statutory tax rate with effective tax rate

	For the years ended December 31,
	2010	2009
Profit before income tax	109,064	88,891
Statutory tax rate	17%	17%
Income tax applied to profits before taxes	18,541	15,111
Permanent differences and others	(1,101)	(662)
Total tax for the period	17,440	14,449

On July 31, 2010, the Law N˚20,455 was published in order to finance the country’s reconstruction, after the earthquake occurred on February 27, 2010, by temporarily increasing the tax rate at 20% for the commercial year 2011 then ease to a 18.5% tax rate for the commercial year 2012 and returning back to a 17% tax rate in commercial year 2013.

As a result of these temporary changes in the income tax rates and its effects on deferred tax assets and liabilities that will be reversed in those years with respect to the tax rate calculated at the prevailing tax rate of 17% for the commercial year 2010, the Company has recognized a greater deferred income tax expense of MCh$416 as of December 31, 2010.

NOTE 14.	LIFE AND DISABILITY INSURANCE

a) Financing life and disability pensions

Before the Pension Reform Law was amended, and according to provisions established by law, Provida had individually contracted insurance to cover its obligation to provide its participants life and disability benefits.

The Pension Reform Law eliminated the individual responsibility that AFPs had with life and disability insurance by establishing that the AFPs as a whole should contract, through public bidding, a fixed, single-premium insurance to cover this risk. This insurance is awarded to one or more insurance companies offering the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive concentration and cover the entire life and disability insurance risk with the same value for all workers. It is important to note that the employer with more than 100 workers must cover the life and disability insurance; on the contrary, the insurance is paid by the worker until June 2011, and from July 2011 onwards, the insurance will be paid by the employer.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The premium paid to June 30, 2010 was 1.87% of taxable salaries of workers.

The insurance companies that were awarded to cover claims until June 30, 2010, were as follows:

INSURANCE COMPANIES
Interamericana Seguros de Vida S.A.
RBS (Chile) Seguros de Vida S.A.
Chilena Consolidada Seguros de Vida S.A.
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A.

From July 1, 2010, and for a 24-month period, the new premium in force will be 1.49% over the taxable salaries of workers.

Companies that were awarded the tender to cover claims until June 30, 2012 were as follows:

INSURANCE COMPANIES
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A
Compañía de Seguros de Vida Cámara S.A.
La Interamericana Seguros de Vida S.A.
Banchile Seguros de Vida S.A. and Euroamerica Seguros de Vida S.A. (coinsurance)
Compañía de Seguros Cruz del Sur S.A. and Seguros Vida Security Previsión S.A. (coinsurance)
Valora Compañía de Seguros de Vida S.A

Insurance coverage continues in the case that the participant dies or becomes disabled before the legal retirement age (65 for men and 65 for women starting October 2008) and has not cumulated sufficient funds in his/her individual capitalization account to finance the benefit payments as established by law, whether for him/her or his/her legal beneficiaries.

In addition, according to law, transitory disabled pensions awarded in accordance with the first ruling by the medical commission are also covered by the insurance.

The additional contribution that the insurance must cover, if necessary, continues to be equivalent to the resulting deficit between the capital necessary to finance L&D insurance pensions and the capital cumulated per participant, including his/her Recognition Bond, to the occurrence date of the claim.

It is important to point out that, even though Provida does not have individual contracts with prevailing coverage, there are two contracts described below that are still operating as a result from the modality of transitory disability that entails payments of disability claims three years after the first disability ruling, only if the disability has been confirmed by a definitive ruling.

b) Insurance Contract

Until June 2009, according to provisions established in legal regulations, Provida has contracted insurance that covers total temporary pensions of participants declared disabled in the first ruling, the additional contribution and the contribution (contributions during the disabled period in case not ratified in the second ruling). These contracts do not exempt Provida from the responsibility and obligation to deposit said additional contribution, pay transitory pensions originating from first rulings, administrate contributions of individual capitalization accounts and make additional contributions to individual capitalization accounts of the participant when appropriate.

In operational terms during the first quarter of the year, Provida and the insurance company compare payments made by the Administrator in the previous fiscal year for temporary premiums (the “temporary premium”) and pre-settlements and the sum of (i) the effective amounts paid by the insurer to the participants or their beneficiaries (“Transitory pensions and contributions”) and (ii) the amount estimated by the insurer (“Technical reserves”) required to pay disabled participants once the final rulings or disabled status are declared by the Medical Commission (the sum of (i) and (ii) is referred to in this document as “total cost of casualties”). Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable income of contributors. If the cost of casualties is higher than temporary payments, Provida must pay to the insurance company the

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

difference up to a maximum limit established in the insurance contracts, based on maximum casualty rate. Provida has no obligation to pay casualties exceeding the maximum rate. However, if the insurer is not able to pay the benefits to the participants, Provida would be responsible for such payments.

The last disability and survival insurance with effective coverage from January 1, 2005 to June 30, 2009 was purchased from BBVA Seguros de Vida S.A (related company, see Note 15). The initial contract's maximum casualty rate was 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with a monthly premium paid throughout the coverage period of the contract at a temporary premium rate of 0.70%. Provida’s participation over the surplus will be 100% if the casualty rate is equal to or lower than the contract’s maximum casualty rate over the contributing participants’ taxable income. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables and the consequent impact in the higher casualty costs upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate is 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate is 1.00%, retaining the monthly fixed premium of UF 2,150.

The aforementioned insurance contract also contemplates annual true-ups for the difference between all payments made by Provida (temporary premium and previous true-ups and the total cost of casualties (paid or accrued by the insurer), at the end of each year and which has been taking place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded to December 31 of the previous year, resulting from applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida less casualties paid by the insurer).

On July 1, 2009, BBVA Seguros de Vida adopted General Rule N°243, allowing it to voluntarily determine the casualties’ reserves at a market interest rate on a monthly basis. Consequently and given the impact of such determination over the administration of the insurance contract and its associated risks, the parties, by common agreement, modified the conditions of the financial revenues. The above considering that providing the life and disability insurance implies a mismatch in the risk between the assets and liabilities generated by such obligation and, that the conditions of the contract could be modified by any of the parties if new regulations are enacted with requirements affecting the contract, as actually occurred.

The final settlement of this contract will occur 48 months after the expiration date of the coverage period, i.e. June 30, 2009, but is extendable for up to 2 years by common agreement.

The previous insurance policy related to life and disability in force from August 1, 2003 to December 31, 2004 entered into with BBVA Seguros de Vida S.A. Premiums had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus will be 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate is equal to or less than 0.85%, Provida will also have the right to an additional participation in 90% of the surplus. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The contract's annual true-ups take place on March 31 of each year beginning in 2005. The date of the final settlement of this contract was contemplated to occur on December 31, 2008, but was extended for two years by common agreement of the parties.

c. Effect on Profit (Loss)

The net effect on profit (loss) for the life and disability insurance includes the premium expenses presented under line item “Life and Disability Insurance Premium" and revenues from settlements for favourable casualty rate and monthly financial revenues that are presented under line items “Other revenues” within the consolidated statement of comprehensive income.

The net composition of annual expense for life and disability insurance for the years ended December 31, 2010 and 2009 is detailed as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Annual expense for life and disability insurance premiums	649	45,320
Unfavourable adjustments due to casualty rate	1,689	16,175
Life and disability insurance premium	2,338	61,495
Financial income (Note 8 c.)	(7,126)	(3,457)
Total life and disability insurance expense, net	(4,788)	58,038

Since January 1, 2004, in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model were less than the cost calculated and registered by the insurance company, by law, this last amount will be accrued according to the current regulation. On the contrary, if the casualty rate calculated by the model were lower than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model.

It is important to note that BBVA Seguros de Vida adopted a new regulation effective beginning on July 1, 2009, permitting the insurers to apply the market interest rate on a monthly basis to evaluate their casualties’ reserves for those life and disability contracts with a coverage period expiring before June 30, 2009. Consequently, this resulted in a decrease in the amount of reserves, since they were determined using historical rates that, according to law, would be the minimum rate from the prior semester, which were lower than those rates used for life and disability annuities prevailing in the market.

Likewise, on applying the methodology of its casualties’ model, Provida concluded that life and disability rates for annuities would be at lower average levels for the next three years than the prevailing market interest rate, entailed a higher accrual that explains the difference between the amount required by the insurance company and the actual amount accrued by Provida as of December 31, 2010. As of December 31, 2009, the situation described above was similar, thus Provida determined to constitute higher provisions than those required by the insurers.

d. Liabilities arising from additional contributions

d.1 Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$237, MCh$94 and MCh$181 as of December 31, 2010, December 31, 2009, and January 1, 2009, respectively. These liabilities are recorded under “Collections to be cleared” within line item “Trade and other payables” (Note 22).

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
1) Pending additional contributions Contributions of workers not identified in the participants' master file or transferred to other Administrators, or deceased, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summaries.	46	47	47
2) Additional contributions to be cleared Additional contributions and health insurance contributions of independent participants paid, for which the support sheets have not been received.	191	47	134
Total	237	94	181

The balance of pending contributions will be settled by the internal process of clearance or by transferring those to other pension fund administrators, beginning on January 1, 1998, these contributions are paid directly into the Pension Fund.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.2. Comparative analysis of pending additional contributions

	As of December 31		As of January 1,
Pending Additional Contributions	2010	2009	2009
	MCh$	MCh$	MCh$
Beginning balance	47	47	47
Leftovers from the year	-	-	-
Cleared leftovers:
• For Provida	-	-	-
• Sent to other AFPs	(1)	-	-
Final Balance	46	47	47

e. Accounts payable to insurance companies

The accounts payables to insurance companies presented within line item “Trade and other payables” were MCh$0 as of December 31, 2010 and 2009 and MCh$35 as of January 1, 2009.

f. Assets arising from life and disability insurance payments

Receivables from insurance companies and from the State reflect payments made by Provida on behalf of the insurer and the Government. The reimbursements are made within 30 days and are classified as short-term receivable, as shown below. Records of total payments to the participant must be maintained by the insurance company as well as Provida as stated by law. Additionally, the self-insured portion of the disability is administered by the insurance company according to the law. State reimbursements are guaranteed by law for employees who otherwise do not qualify for life and disability insurance.

f.1 Receivables from Insurance Companies

The balance of “Receivables from Insurance Companies”, under the item “Trade and Other Receivables”, as of December 31, 2010 and December 31, 2009, and January 1, 2009, consisted of the following:

	As of December 31		As of January, 1
	2010	2009	2009
	MCh$	MCh$	MCh$
Balance at end previous year	532	475	475
Life and disability pensions paid by the Company	102,852	13,348	-
Reimbursments from the Insurance Company (less)	(94,752)	(13,291)	-
Insurance Company’s balance at end of year	8,632	532	475

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.2 Receivables from the State

The balance of “Receivables from the State”, under the item “Trade and Other Receivables”, as of December 31, 2010 and December 31, 2009, and January 1, 2009, consisted of the following:

	As of December 31,		As of January, 1
	2010	2009	2009
	MCh$	MCh$	MCh$
Balance at end previous year	1,499	5,567	5,567
• Pensions financed by state guarantee according to Art. 73 of DL. N° 3.500 of 1980	42,994	38,663	-
• Payments financed for APS financed by the Administrator	14,628	7,479	-
• Payments financed by the Administrator	4,910	4,842	-
• Reimbursement of State Guarantee	(42,587)	(40,476)	-
• Reimbursement of APS	(14,087)	(8,426)	-
• Reimbursement of other payments	(6,712)	(6,150)	-
Balance at end of year	195	1,499	5,567
(*) Solidarity Pension Contribution (‘APS’ for its spanish acronym)

g. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavourable casualty rate amounted to MCh$8,836 as of December 31, 2010 and MCh$13,360 as of December 31, 2009, net of financial income of MCh$5,914 and MCh$3,237 respectively. The provision made for a higher casualty rate is presented under the item “Provisions”.

Insurance Company	Period covered the Contract (MMYY-MMYY)	Costs for claims reported b the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of the information provided by the Insurance Company	Gross Provision (MCh$) (*) Gross Provision at the current year-end (not including financial revenues effects)
		Date	Amount MCh$	To reported date	At 12-31-2010
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	12/31/2010	85,009	84,850	84,850	(12)	(12)
BBVA Seguros de Vida S.A.(***)	01-2005 to 06-2009	12/31/2010	349,341	343,114	343,114	(6,226)	(14,738)
Total						(6,238)	(14,750)

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
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$147 was assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$1,922 discounted from the balance payable to BBVA Seguros de Vida S.A. according to the respective contracts.

g.1 Reconciling costs and payments to the insurance companies

Figures in MCh$
N° contract	Cost of casualties insurance co.	Premium Paid	Premium Accrued	True- up	Total Payments to insurance co.
1	85,009	54,003	-	30,847	84,850
2	349,341	249,586	1,922	91,606	343,114

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g.2 Financial income provision

N° Contract	2010	2009
	MCh$	MCh$
1	9	65
2	5,905	4,361
Total	5,914	4,426

h. Detail according to life and disability insurance contracts

Contract N°	Name of Insurance Company	Period covered by contract	Sub-period covered by contract
1	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
2	BBVA Seguros de Vida S.A.	January 1, 2005 to June 30, 2009	N/A

i. Detail of disability insurance costs

Disability
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2010)						(January to December 2009)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	20	10	38	471	5	6	112	30	97	2,020	23	8
2	47,566	8,758	2,660	56,557	22	19	61,489	12,243	1,784	39,468	16	13

j. Detail of life insurance costs

Life
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2010)						(January to December 2009)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1	-	-	5	53	-	-	-	-	6	15	-	-
2	-	-	181	1,840	-	-	-	-	1,378	19,776	-	-

k. Detail of financial income of life and disability insurance

	Financial Revenue 2010	Financial Revenue 2009
Contract N°	MCh$	MCh$
1	10	67
2	5,787	4,468
Total	5,797	4,535

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

l. Detail of life and disability insurance adjustments

As of December 31, 2010
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Cumulated Cost	Total Cumulated casualties	Cumulated fixed premium + temporary premium	Cumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
31-12-2010	1	30,847	10	84,355	85,009	54,787	3,381
31-12-2010	2	91,606	5,787	255,041	349,341	252,077	16,069

As of December 31, 2009
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Cumulated Cost	Total Cumulated casualties	Cumulated fixed premium plus temporary premium	Cumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
31-12-2009	1	30,847	-	83,814	85,105	54,767	3,371
31-12-2009	2	91,606	-	187,867	343,078	251,384	10,282

NOTE 15.	INVESTMENT IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

15.1 Movements in investments in associates

The following tables set forth the changes in the equity of the Company’s equity method investments during the years ended December 31, 2010 and 2009

As of December 31, 2010
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2010	Share of Profit (Loss)	Dividends	Exchange rate on translation	Other	Balance as of December 31, 2010
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	1,332	1,079	-	-	(42)	2,369
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	248	59	(69)	-	44	282
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	2,975	1,787	(1,329)	-	(379)	3,054
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	7,925	3,616	(2,328)	26	-	9,239
AFP Horizonte(1)	Peru	Peruvian Soles	15.87%	5,101	2,248	(366)	(1,610)	992	6,365
Total				17,581	8,789	(4,092)	(1,584)	615	21,309

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2009	Share of Profit (Loss)	Dividends	Exchange rate on translation	Other	Balance as of December 31, 2009
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	1,230	202	-	-	(101)	1,331
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	268	70	(90)	-	(0)	248
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	1,671	1,267	-	-	38	2,975
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	8,255	2,855	(1,781)	(1,408)	5	7,926
AFP Horizonte (1)	Peru	Peruvian Soles	15.87%	5,134	2,327	(1,785)	(556)	(19)	5,101
Total				16,558	6,721	(3,656)	(1,964)	(77)	17,581
(1) Provida exercise significant influence through BBVA Group participation on those companies.

All of our associates do not have published price quotations. There are no restrictions (eg resulting from borrowing arrangements or regulatory requirements) on the ability of associates to transfer funds to Provida in the form of cash dividends, or repayment of loans or advances.

For all periods presented no changes in ownership interest in our investment in associates have occurred.

15.2 Summarized total financial information of investments in associates

The following tables set forth summarized information of the investment in associates where Provida has significant influence, including the aggregated amounts of assets, liabilities, revenues and profit or loss as of December 31, 2010 and 2009:

As of December 31, 2010
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	6,822	2,437	1,776	7,483	9,855	(7,000)	2,855
Inversiones DCV S.A.	23.14%	4	1,215	-	1,218	256	(1)	255
Servicios de Administración Previsional S.A.	37.87%	6,609	7,840	6,301	8,149	12,148	(7,430)	4,718
Afore Bancomer	7.50%	156,663	2,330	35,806	123,187	117,140	(68,923)	48,217
AFP Horizonte	15.87%	18,476	38,396	14,468	42,404	41,490	(27,330)	14,160
Total		188,574	52,218	58,351	182,441	180,889	(110,684)	70,205

As of December 31, 2009
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	6,711	2,677	5,304	4,084	6,910	(6,375)	535
Inversiones DCV S.A.	23.14%	5	1,068	-	1,072	302	(2)	301
Servicios de Administración Previsional S.A.	37.87%	4,860	6,932	3,573	8,218	9,675	(6,330)	3,345
Afore Bancomer	7.50%	117,033	3,081	14,441	105,672	107,053	(68,984)	38,069
AFP Horizonte	15.87%	8,554	34,236	10,656	32,134	33,869	(19,208)	14,662
Total		137,163	47,994	33,974	151,180	157,809	(100,899)	56,912

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of January 1, 2009
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	2,048	2,498	1,257	3,289	-	-	-
Inversiones DCV S.A.	23.14%	6	1,259	1	1,264	-	-	-
Servicios de Administración Previsional S.A.	37.87%	6,291	797	2,489	4,599	-	-	-
Afore Bancomer	7.50%	129,028	5,970	24,936	110,062	-	-	-
AFP Horizonte	15.87%	16,211	31,199	15,065	32,345	-	-	-
Total		153,584	41,723	43,748	151,559	-	-	-

NOTE 16.	FINANCIAL INSTRUMENTS

16.1 Capital management

The constant objective of AFP Provida has been the efficient management of its working capital, maintaining significant and enough cash flows in order to fulfill its obligations.

The main use of the Company’s funds are the operating expenses related to the remunerations paid to the personnel, additional constitution of mandatory investments, dividend payments and other administration expenses. Provida has financed these requirements with cash flows generated from its operations, as well as, short-term debts.
The Administration considers that these sources of funds have been enough to finance the capital requirements and the payments of its obligations. Due to the nature of the business, Provida has significant cash flows stemming from fees received from mandatory and voluntary pension savings that are expected to perform similarly than previous years. Likewise, the Administration estimates that the expected growth in the Company’s client portfolio will continue increasing its working capital requirements, a situation where Provida is well positioned to finance its requirements.

In terms of regulation regarding capital matters, the Pension Funds Administrators must maintain a net minimum shareholder’s equity measured in UF, which is directly related to the number of participants that the AFPs have at the date of the financial statements. AFP Provida is in the upper trace due to maintain a number exceeding 10,000 participants, which obligates Provida to dispose to a minimum shareholders’ equity of 20,000 UF. Since the Company was established has been in compliance with such obligation and as of December 31, 2010 its shareholders’ equity amounts to 11,765,522 UF.

16.2 Financial instruments classified by nature and category

a)	The detail of financial assets, classified by nature and category as of December 31, 2010 and 2009, and January 1, 2009, are as follows:

	As of December 31		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments	204,526	179,129	141,882
Financial assets AFP Génesis Ecuador	4,909	3,789	4,208

b)	The detail of financial liabilities, classified by nature and category as of December 31, 2010 and 2009, and January 1, 2009, are as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Amortized cost:
Interest-bearing borrowings	402	451	523

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.3 Fair value of financial instruments

Management considers that the carrying amounts of financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximates their fair value.

16.4 Fair value measurement

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 – fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	204,526	-	-	204,526
Financial assets - AFP Genesis	4,909	-	-	4,909

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	179,129	-	-	179,129
Financial assets - AFP Genesis	3,789	-	-	3,789

	As of January 1, 2009
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	141,882	-	-	141,882
Financial assets - AFP Genesis	4,208	-	-	4,208

NOTE 17.	PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment as of December 31, 2010, December 31, 2009 and January 1, 2009 are as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
Classes of Property, Plant and Equipment	MCh$	MCh$	MCh$
Construction in progress	404	787	415
Land	6,017	6,017	6,017
Buildings	15,470	15,555	15,873
Plant and equipment	876	859	855
IT Equipment	1,537	1,479	1,391
Fixtures and fittings	2,394	3,503	3,676
Leasehold improvements	1,458	932	125
Other Property, plant and equipment	504	509	538
Property, Plant and Equipment, Net	28,660	29,641	28,890

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,		As of January 1,
	2010	2009	2009
Classes of Property, Plant and Equipment	MCh$	MCh$	MCh$
Construction in progress	404	787	415
Land	6,017	6,017	6,017
Buildings	21,744	21,503	21,704
Plant and equipment	1,733	1,688	2,428
IT Equipment	3,144	2,940	2,276
Fixtures and fittings	4,922	6,486	6,633
Leasehold improvements	1,770	1,019	348
Other Property, plant and equipment	865	878	894
Property, Plant and Equipment, Gross	40,599	41,318	40,715

	As of December 31,		As of January 1,
	2010	2009	2009
Classes of Property, Plant and Equipment	MCh$	MCh$	MCh$
Construction in progress	-	-	-
Land	-	-	-
Buildings	(6,273)	(5,948)	(5,830)
Plant and equipment	(857)	(828)	(1,573)
IT Equipment	(1,608)	(1,461)	(886)
Fixtures and fittings	(2,528)	(2,984)	(2,957)
Leasehold improvements	(312)	(87)	(223)
Other Property, plant and equipment	(361)	(369)	(356)
Accumulated depreciation and impairment of Property, Plant and Equipment	(11,939)	(11,677)	(11,825)

As of December 31, 2010 the Company has recorded impairment losses for MCh$556 caused by the earthquake occurred on February 27, 2010 in Chile.

For all periods presented, there are no items of property, plant and equipment pledged as security for liabilities.

The reconciliation of the carrying amount of property, plant and equipment for the years ended December 31, 2010 and 2009 is as follows:

As of December 31, 2010:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2010	787	6,017	15,555	859	1,479	3,503	932	509	29,641
Movements:
Additions	1,906	-	242	187	793	100	93	32	3,353
Disposals	(2)	-	-	(44)	(20)	(3)	-	-	(69)
Depreciation expense	-	-	(323)	(230)	(724)	(657)	(261)	(45)	(2,240)
Impairment loss recognized in profit or loss	-	-	-	-	-	(556)	-	-	(556)
Other increases (decreases)	(2,287)	-	(4)	104	9	7	694	8	(1,469)
Total movements	(383)	-	(85)	17	58	(1,109)	526	(5)	(981)
Ending balance as of December 31, 2010	404	6,017	15,470	876	1,537	2,394	1,458	504	28,660

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2009	415	6,017	15,873	855	1,391	3,676	125	538	28,890
Movements:
Additions	1,755	-	-	145	660	186	84	12	2,842
Disposals	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(318)	(902)	(697)	(771)	(136)	(47)	(2,871)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(1,383)	-	-	761	126	412	859	7	782
Total movements	372	-	(318)	4	89	(173)	806	(28)	752
Ending balance as of December 31, 2009	787	6,017	15,555	859	1,479	3,503	932	509	29,641

NOTE 18.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2010, and 2009, the following amounts:

	As of December 31,		As of January 1,
	2010	2009	2009
Classes of Intangible assets	MCh$	MCh$	MCh$
IT Software	2,968	-	2,942
Other identifiable intangible assets (*)	41,357	46,518	51,553
Intangibles assets, net	44,325	46,518	54,495

	As of December 31,
	2010	2009
Classes of Intangible assets	MCh$	MCh$
IT Software	3,578	3,684
Other identifiable intangible assets (*)	51,553	51,553
Intangibles assets, gross	55,131	55,237

	As of December 31,
	2010	2009
Classes of Intangible assets	MCh$	MCh$
IT Software	(610)	(3,684)
Other identifiable intangible assets (*)	(10,196)	(5,035)
Accumulated depreciation and impairment of intangible assets	(10,806)	(8,719)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of carrying amounts of intangible assets for the years ended December 31, 2010 and 2009 is as follows:

As of December 31, 2010:	IT Software	Other identifiable intangible assets (*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2010	-	46,518	46,518
Movements:
Additions	3,578	-	3,578
Disposals	-	-	-
Amortization expense	(610)	(5,161)	(5,771)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	2,968	(5,161)	(2,193)
Ending balance as of December 31, 2010	2,968	41,357	44,325

As of December 31, 2009:	IT Software	Other identifiable intangible assets (*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2009	2,942	51,553	54,495
Movements:
Additions	742	-	742
Disposals	-	-	-
Amortization expense	(3,684)	(5,035)	(8,719)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	(2,942)	(5,035)	(7,977)
Ending balance as of December 31, 2009	-	46,518	46,518
(*) Corresponds to Customers List (see Note 4. j.3)

NOTE 19.	GOODWILL

The following tables sets forth goodwill by company as of December 31, 2010 and 2009, is as follows:

Company	Balance as of January 1, 2010	Additions	Impairment	Balance as of December 31,2010
	MCh$	MCh$	MCh$	MCh$
AFP Afore Bancomer-Mexico	8,460	-	-	8,460
AFP Génesis-Ecuador	273	-	-	273
AFP Horizonte-Peru	197	-	-	197
Total	8,930	-	-	8,930

Company	Balance as of January 1, 2009	Additions	Impairment	Balance as of December 31,2009
	MCh$	MCh$	MCh$	MCh$
AFP Afore Bancomer-México	8,460	-	-	8,460
AFP Génesis-Ecuador	273	-	-	273
AFP Horizonte-Perú	197	-	-	197
Total	8,930	-	-	8,930
For all periods presented there are no indications of an impairment loss.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets as of December 31, 2010 and 2009, and as of January 1, 2009, are as follows:

	As of December 31,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred Interests for Leasing	89	97	30	121	33	154
Total Other Assets	89	97	30	121	33	154

NOTE 21.	INTEREST-BEARING BORROWINGS

Interest-bearing borrowings as of December 31, 2010 and 2009, and as of January 1, 2009, are as follows:

	As of December,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Leasing obligations	60	402	59	451	60	523
Banco Chile	4	-	6	-	1	-
Banco Santander Santiago	-	-	1	-	138	-
Banco Brown Brothers Harryman	-	-	8	-	70	-
Banco Estado	-	-	5	-	27	-
Banco Credito e Inversiones	-	-	22	-	14	-
Banco Corpbanca	-	-	1	-	2	-
Total	64	402	102	451	312	523

NOTE 22.	TRADE AND OTHER PAYABLES

The balance of this account as of December 31, 2010 and 2009, and as of January 1, 2009, is presented as follows:

	Years as of December,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Minimun Dividend	7,815	-	3,584	-	-	-
Withholdings from pensioners (1)	3,416	-	2,858	-	2,517	-
Pensions payable (2)	1,284	-	379	-	4,690	-
Accounts Payable to the National Health Fund (3)	523	-	477	-	461	-
Trade payables	3,021	-	1,199	-	477	-
Collection to be cleared (Note 14)	237	-	94	-	181	-
Other accounts payable	2,343	-	3,406	-	4,254	-
Total Trade and Other Accounts Payable	18,639	-	11,997	-	12,580	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)       Withholdings from pensioners as of December 31, 2010 and 2009, and January 1, 2009 is as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
Balance at previous year's end	2,858	2,481	2,517
Withholding health contributions from pensioners and in the period	37,633	32,794	-
Withdrawals from National Health Fund in the period	(16,422)	(13,532)	-
Withdrawals from Health Care Institutions in the period	(4,534)	(4,108)	-
Withdrawals from compensation fund (CCAF) and others in the period	(16,183)	(14,809)	-
Subtotal	3,352	2,826	2,517
Single tax withholdings from pensioners	64	32	-
Total	3,416	2,858	2,517

(2)       Pensions payables represent as of December 31, 2010, 2009, and as of January 1, 2009, are as follows:

	As of December 31,		As of January 1,
	2010	2009	2010
	MCh$	MCh$	MCh$
Uncollected accrued pensions	228	295	4,644
Other	1,056	84	46
Total	1,284	379	4,690

(3)       Accounts Payable to the National Health Fund: In conformity with the requirements in D.L. 3,500, the Administrator must collect the independent participants’ health contributions and deduct health contributions from pensions financed by the Pension Fund and transfer these amounts to the Fondo Nacional de Salud (‘National Health Fund”) or the corresponding health insurance institution. Accordingly, balances in this item represent contributions collected that must be transferred to the National Health Fund or the respective health insurance institution. The detail for all periods presented is as follows:

	As of December 31,		As of January 1,
	2010	2009	2009
	MCh$	MCh$	MCh$
a) Independent Contributors:
Balance at previous year's end	477	461	461
Collection of health contributions in the year	6,343	5,800	-
Withdraw to National Health Fund in the year	(6,297)	(5,784)	-
Balance at end of year	523	477	461
b) Pensioners:
Balance at previous year's end	2,858	2,481	2,517
Collection of health contributions from pensioners in the year	37,633	32,794	-
Withdraw to National Health Fund in the year	(16,422)	(13,532)	-
Withdraw to Health Care Institutions (Isapres) in the year	(4,534)	(4,108)	-
Withdraw to compensation fund (CCAF) and Others in the period	(16,183)	(14,809)	-
Subtotal contributions of Pensioners (*)	3,352	2,826	2,517

(*) Note: Theses amounts are part of withholdings from pensioners.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23.	PROVISIONS

The detail of provisions as of December 31, 2010 and 2009, as of January 1, 2009 is as follows:

	As of December 31,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (2)	4,262	-	5,169	-	4,584	-
Provision for unfavourable casualty rate (1)	447	8,388	-	13,360	33,458	416
Other Provisions (3)	4,015	-	3,782	-	320	-
Total Provisions	8,724	8,388	8,951	13,360	38,362	416

Movements in provisions as of December 31, 2010, and 2009 are as follows:

	Balance as of January 1, 2010	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	5,169	1,841	(2,733)	(15)	-	4,262
Provisions for unfavorable casualty rate (Net of financial income)	13,360	1,690	933	(7,148)	-	8,835
Other Provisions	3,782	2,148	(1,810)	(105)	-	4,015
Total	22,311	5,679	(3,610)	(7,268)	-	17,112

	Balance as of January 1, 2009	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (2)	4,585	3,748	(3,164)	-	-	5,169
Provision for unfavorable casualty rate (1)	33,873	30,413	(50,926)	-	-	13,360
Other Provisions	320	3,971	(496)	(13)	-	3,782
Total	38,778	38,132	(54,586)	(13)	-	22,311

(1)	For a description of the provision for unfavourable casualty rate, see Note 3.n1.
(2)	For a description of the provision for employee benefits, see Note 3.n2.
(3)	Other provisions include mainly provisions for advertising and provision for litigations.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24.	OTHER CURRENT AND NON-CURRENT LIABILITIES

The amount held by the Administrator under the item Other Liabilities as of December 31, 2010 and 2009, includes the following concepts:

	As of December 31,				As of January 1,
	2010		2009		2009
	Current	Non Current	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Escrow deposit with the court	345	-	126	-	34	-
Legal costs collected	4	-	6	-	39	-
Provision for BHC (ex Unión) pension responsibility	-	636	-	632	-	677
Guarantees received for rental of own offices	-	173	-	170	-	174
Other liabilities	137	-	-	-	-	-
Total Other Liabilities	486	809	132	802	73	851

NOTE 25.	ISSUED CAPITAL

25.1    Major shareholders

	As of December 31, 2010
Name of 12 major shareholders	Equity Share	Number of shares
BBVA Inversiones Chile S.A.	51.62%	171,023,573
The Bank of New York	22.62%	74,931,015
Larraín Vial Corredora de Bolsa S.A.	6.43%	21,297,062
Penta Corredores de Bolsa S.A.	3.12%	10,344,003
Inmobiliaria Duero Ltda.	2.20%	7,302,851
Banchile Corredores de Bolsa S.A.	1.27%	4,214,256
Banco de Chile por cuenta de Terceros	0.53%	1,769,503
Bolsa Electrónica de Chile, Bolsa de Valores	0.45%	1,501,441
Celfin Capital Corredora de Bolsa S.A.	0.44%	1,472,001
MBI Arbitrage Fondo de Inversión	0.39%	1,285,484
BICE Inversiones Corredores de Bolsa S.A.	0.36%	1,197,107
IM Trust Corredores de Bolsa S.A.	0.33%	1,101,893
Other	10.22%	33,876,434
Total	100.00%	331,316,623

25.2    Issued capital

The issued capital of the as of December 31, 2010, December 31, 2009 and January 1, 2009 is represented by 331,316,623 authorized, subscribed and no par value common shares.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.3    Other Reserves

Other reserves within Equity as of December 31, 2010 and 2009 are as follows:

	Balance as of January 1, 2010	Movements 2010	Balance as of December 31, 2010
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(2,377)	(1,635)	(4,012)
AFP Horizonte - Peru	(556)	(1,610)	(2,166)
AFP Génesis - Ecuador	(412)	(51)	(463)
Afore Bancomer - Mexico	(1,409)	26	(1,383)
Miscellaneous other reserves (2)	2,463	143	2,606
IFRS Adjustment AFC Chile	-	100	100
IFRS Adjustment DCV	-	43	43
Price-level restatement issued capital	2,463	-	2,463
Total	86	(1,492)	(1,406)

	Balance as of January 1, 2009	Movements 2009	Balance as of December 31, 2009
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	-	(2,377)	(2,377)
AFP Horizonte - Peru	-	(556)	(556)
AFP Génesis - Ecuador	-	(412)	(412)
Afore Bancomer - Mexico	-	(1,409)	(1,409)
Miscellaneous other reserves (2)	-	2,463	2,463
Price-level restatement issued capital	-	2,463	2,463
Total	-	86	86

(1)       Exchange difference on translation

Reserve for exchange difference on translation arising from translating the financial statements of our foreign operations from their functional currencies to our presentation currency; and translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso.

(2)       Miscellaneous other reserves

Other miscellaneous other reserves include the following:

a)
The December 31, 2009 issued capital balance includes price-level restatement adjustments that were not reversed when we adopted IFRS back in 2009.  We have elected to not reverse such price-level restatement adjustments based on  Circular N°456 issued by the Superintendency of Secutiries and Insurances which indicates that deflation impacts shall not be applied to issued capital accounts as issued capital at the transition period to IFRS is established in the company’s bylaws, which have been modified based on the distribution of the revalued equity, held at the annual shareholder’s meeting that approves such amount according to Article 10, section 2 of Chile Law N°18.046 Sociedades Anónimas.

b)	Share of miscellaneous other reserves of associates accounted for using equity method

25.4    Dividends

According to Company by-laws, unless a different agreement is adopted in the General Shareholders meeting with a unanimous vote of subscribed and outstanding shares, Provida must distribute dividends in cash for an amount at least equivalent to 30% of net earnings per year. With regard to dividend payments, the Board of Directors agreed to pay an interim dividend in the month of October and the final dividend after the General Shareholders’ meeting of the following year, for an amount equal to or less than the legal minimum and not exceeding 75% of net profit.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the Board of Director’s meeting held on September 28, 2010, the payment of an interim dividend was approved for the amount of Ch$60.37 per share, charged to profits of the year 2010, which was paid on October 29, 2010.

On May 27, 2010, a final total dividend was paid for the amount of Ch$184.36 per share, charged to profits of the year 2009, equivalent to MCh$42,004.

On October 30, 2009 an interim dividend was paid for the amount of Ch$57.58 per share, charged to profits for the year 2009, equivalent to MCh$19,077.

In view of the Loss obtained by the Administrator in 2008, dividends were not distributed.

Minimum dividends

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ Meeting to be held in the following year, for a total amount equal to the legal minimum requirement of 30% but no more than 75% of the profit for the year, which amounts will be dependant on the fulfilment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

The policy on dividends includes the constitution of an obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy agreed on during the General Shareholders’ Meeting. The shortfall will be accrued as a dividend payable.

As of December 31, 2010, the charge in retained earnings for minimum dividends amounted to MCh$7,486 corresponding to the provision for minimum dividends for the year 2010 for MCh$27,487 minus the reversal of interim dividends paid in year 2010 for an amount of MCh$20,002.

As of December 31, 2009, the charge in retained earnings for minimum dividends amounted to MCh$3,255 corresponding to the provision for minimum dividends for the year 2009 for MCh$22,333 minus the reversal of interim dividends paid in the year 2009 for an amount of MCh$19,077.

Retained earnings as of December 31, 2010 and 2009, amounted to MCh$190,637 and MCh$164,529 respectively net of minimum dividends.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26.	SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2010	2009
	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
in the Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Cost of Service (VAT included)
from 1 to 2,000 forms UF 0.054
from 2,001 to 4,000 forms UF 0.048
from 4,001 to 7,000 forms UF 0.042
from 7,001 forms and more UF 0,036
Cost charged to profits (net)	130	209

a.2) Banco Santander
Line of business: Banking activities
Cost of service (VAT included): UF 0.023 per form
Cost charged to income (net):	41	62

a.3) Banco de Chile
Line of business: Banking activities
Cost of service (VAT included) (*): UF 0.031 per form
Cost charged to income	1	1
(*) The bank only provides this collection service in its Puerto Williams Office

a.4) BBVA Chile
Line of business: Banking activities
Cost of service (VAT included): UF 0.024 per form
Cost charged to income	3	295

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Cost of service: Ch$ 134.15 per form and Ch$ 24.09 per line, reajustable every 6 months
Cost charged to income	639	351

a.6) Caja de Compensación Los Héroes
Line of business: Compensation Fund
Cost of service: Ch$ 123.44 per form and Ch$ 22.18 per line, reajustable every 6 months
Cost charged to income	-	-

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Cost of service: Ch$ 133.04 per form and Ch$ 23.91 per line, reajustable every 6 months
Cost charged to income	30	33

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.8) Servicios de Administración Previsional
Line of business: Collection services of pension contributions through internet
Cost of service (VAT included):
• Full Internet
from 1 to 9,999 Ch$ 201.56 per form
from 10,000 to 24,999 Ch$ 165.98 per form
from 25,000 to 49,999 Ch$ 142.28 per form
and per line of detail Ch$ 36.25
• Mixed
from 1 to 9,999 Ch$ 165.98 per form
from 10,000 to 24,999 Ch$ 139.69 per form
from 25,000 to 49,999 Ch$ 119.74 per form
and per line of detail Ch$ 33.56
from 1-1 lines Ch$ 438.47
from 2-5 lines Ch$ 350.76
from 6-9 lines Ch$ 306.91
10 lines and more Ch$ 0
Declaration of Forms (DNP)
• Full Ch$ 47.43
• Mixed Ch$ 104.77
Cost charged to income	1,515	1,299

a.9) Caja de Compensación 18 de Septiembre
Line of business: Compensation Fund
Cost of service: Ch$ 115.92 per form and Ch$ 20.84 per line, reajustable every 6 months
Cost charged to income	2	3

b) Custody of securities
Safe custody of securities and financial instruments of Provida Pension Funds and Mandatory Investments
Brown Brothers Harriname & CO
Line of business: Banking
Type of service provided: Custody
Cost charged to income	608	351

Depósito Central de Valores S.A.
Type of service provided: Custody
Line of business: Safe custody of securities
Cost charged to income	553	576

c) Expenses for stock market transactions

The following expenses were incurred for stock market transactions during the period 2010 and 2009, included under the account “Administration Expenses”

Stock Exchange of Santiago, stock Market	Years ended December 31,
	2010	2009
	MCh$	MCh$
Variable Commision (transactions)	298	152
Fixed Costs (Use of Terminals)	216	201
Balance at end of period	514	353

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Exchange of Santiago:    Stock market
Line of Business :    Brokerage
Amount owed :    MCh$NIL
Payment     : Cash

d) Administration services and equipment maintenance

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

1.	Telefónica CTC Chile S.A. and Telefonica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" and "administrative expenses" amounted to MCh$159 and MCh$159 as of Deember 31, 2010 and 2009, respectively.

2.	Tata Consultancy Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments

This contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "administrative expenses" and amounted to MCh$331 and MCh$561 as of December 31, 2010 and 2009, respectively.

Design and management of centralized database

This contract includes the management and safekeeping of the database regarding participants’ contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “administrative expenses” and amounted to MCh$91 and MCh$133 as of December31, 2010 and 2009, respectively.

Agreement for supplying digital forms

This agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. The costs for these services are included in “administrative expenses” and amounted to MCh$57 and MCh$11 as of December 31, 2010 and 2009, respectively.

3.	Agreement of rental and maintenance of equipments

▪	Lanier de Chile S.A.
Lanier de Chile S.A.: Contracts for photocopy equipment rental, technical service and maintenance of printers. The costs of these services are included in “administrative expenses” and amounted to MCh$ 0 and MCh$13 as of December 31, 2010 and 2009, respectively.

▪	Coasin Chile Ltda..
Contracts of equipment maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$190 and MCh$166 as of December 31, 2010 and 2009, respectively.

▪	Nielsoft Informática Ltda.
Contracts of system maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$313 and MCh$403 as of December 31, 2010 and 2009, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Jordata Ltda.

This agreement considers the information capture process for participant contribution forms and other documents related to the Administrator’s operations. The costs for these services are included in “administrative expenses” and amounted to MCh$20 and MCh$112 as of December 31, 2010 and 2009, respectively.

5.	Pensions and savings payments

Providing services of pension payments and saving withdrawals through a contract entered into with BBVA Chile S.A. on February 1, 2003. The related costs correspond to 0.044 UF (VAT included) for transactions between 0 and 25,000 for savings payments, and 0.031 UF (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$319 and MCh$1,012 as of December 31, 2010 and 2009, respectively.

Service to pay pensions with Servipag; contract in force since April 24, 2009 which amount is accounted for as "administrative expenses" for MCh$839 and MCh$ 0 as of December 31, 2010 and 2009, respectively.

6.	Quarterly statement

Mailing service payment

Mailing services with AMF and Correos de Chile for delivering the individual capitalization account balance to the affiliates every four months. This contract is effective from September 2005 and March 2003, respectively. The amounts accounted for as "administrative expenses" amounted to MCh$833 and MCh$579 as of December 31, 2010 and 2009, respectively.

7.	Other minor services

Other contracts with EFCO Servicios Generales S.A, Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssenkrupp (elevators), resulted in costs recognized as “administrative expenses” amounting to MCh$340 and MCh$259 as of December 31, 2010 and 2009, respectively.

NOTE 27.	DISAGGREGATION OF REVENUES AND EXPENSES ACCORDING TO THE FUND TYPE WHERE THEY ORIGINATED

The following is a breakdown of operational revenues and expenses according to their origin and the type of fund originating them:

A. Revenues	For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,256	39,812	43,791	9,501	2,641	128,001
Additional contribution	-	-	-	-	-	-
Fees for programmed withdrawals and temporary income	10	23	475	1,571	193	2,272
Percentual fees	-	-	-	-	-	-
Commission paid by the affiliate	-	-	-	-	-	-
Other fees	-	-	-	-	-	-
Gain on mandatory investments	4,956	4,878	9,314	2,309	429	21,886

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B. Expenses	For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and Disability Insurance premium	579	715	794	199	51	2,338
Employee expenses	2,652	3,275	3,638	910	233	10,708
Fees paid for custody of securities
• National	148	166	220	60	14	608
• Foreign	128	157	200	53	15	553
Fees paid to proxies of investments abroad	10	11	24	8	1	54
Expenses for transactions in stock exchange	107	125	192	77	13	514
Other expenses as per Fund Type	-	-	-	-	-	-

A. Revenues	For the year ended December 31, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	38,429	53,061	58,293	11,883	5,844	167,510
Additional contribution	-	-	-	-	-	-
Fees for programmed withdrawals and temporary income	6	14	348	1,321	166	1,855
Percentual fees	-	-	-	-	-	-
Commission paid by the affiliate	-	-	-	-	-	-
Other fees	-	-	-	-	-	-
Gain on mandatory investments	8,749	7,990	13,197	2,551	342	32,829

B. Expenses	For the year December 31, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and Disability Insurance premium	10,189	19,424	25,081	5,403	1,398	61,495
Employee expenses	1,877	3,573	5,648	877	218	12,193
Fees paid for custody of securities
• National	89	169	267	41	10	576
• Foreign	54	103	163	25	6	351
Fees paid to proxies of investments abroad	-	-	-	-	-	-
Expenses for transactions in stock exchange	54	104	164	25	6	353
Other expenses as per Fund Type	-	-	-	-	-	-

NOTE 28.	MISCELLANEOUS OTHER OPERATING EXPENSES

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Administration Expenses	22,479	16,844
Data Processing Expenses	3,270	3,180
Other Operating Expenses (1)	2,718	3,341
Marketing Expenses	1,541	2,404
Total	30,008	25,769
(1) Correspond to the expenses incurred for the evaluation and qualification of disability status of the participants

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29.	FINANCE COSTS

The detail of finance costs as of December 31, 2010 and 2009 is as follows:

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Interests for leasing contracts	29	32
Interests for use of bank overdraft line	12	36
Other	62	84
Total	103	152

NOTE 30.	OTHER NON-OPERATING EXPENSES

The detail of other non-operating expenses as of December 31, 2010 and 2009, is as follows:

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Fines from State institutions	41	178
Litigation	22	608
Other	133	151
Total	196	937

NOTE 31.	OTHER NON-OPERATING INCOME

The balance corresponding to “Other operating income” as of December 31, 2010 and 2009, is detailed as follows:

	For the years ended December 31,
	2010	2009
	MCh$	MCh$
Rentals	2,184	2,024
Other income	380	482
Total	2,564	2,506

NOTE 32.	CONTINGENCIES AND RESTRICTIONS

a)	Guarantees granted:

Creditor of the Guarantee	Debtor		Type of Guarantee	Files Compromised		Pending payment of balance at closure of Financial Statements		Release of Guarantees
Under secretary of Finance	Name	Relation	Solidarian Codebtor	Type	Accounted Value MCh$	2010 MCh$	2009 MCh$	2010 MCh$	Assets MCh$	2010 MCh$	Assets MCh$	2011 MCh$	Assets MCh$
	AFC	Subsidiary		Guarantee letters	1,935	193	317	194	194	194	194	194	194

AFP Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 (MCh$8,532) to Administradora de Fondos de Cesantía de Chile S.A. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee submitted by AFP Provida consisted in constituting the Administrator, in October 2002, as warrantor and solidarian co-signer exclusively of 37.8% of the

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

aforementioned amount, in the contract for credit line operations intended to cover any eventual payments of bank guarantee letters signed by Administradora de Fondos de Cesantía de Chile S.A., in addition to the respective promissory notes.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Company with bank guarantee letters of for the amount of UF 160,000 (MCh$3,433).

a)	Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 of 1980 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$1).

The Company’s contingency is approximately UF 270,446 (MCh$5,803). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

b)	Insurance Contract

The Company entered into an insurance contract with BBVA Seguros de Vida S.A. from January 1, 2005 to June 30, 2009 with payment rates described in Note 14, letter b), establishing an adjustment in the insurance rate in accordance with variations of casualties and monthly pre-payments of financial revenues.

On March 31, 2010, the Company received UF 1,945.38 (MCh$40) from the insurance company BBVA Seguros de vida S.A. for the true-ups from the August 2003 - December 2004 contract and UF 42,941 (MCh$921) for the true-ups from the January 2005 – June 2009 contract.

On December 31, 2009 the Company paid UF 1,492,944.73 (MCh$32,032) to the insurance company BBVA Seguros de Vida S.A. corresponding to true-ups from the January 2005 - June 2009 contract. As indicated in Note 13, letter b), the final settlement of this contract will take place 48 months after the end of the coverage period, but pre-payments can be made at March 31 of each year from 2006 onwards.

c)	Litigation or other actions in which the company is involved:

As of December 31, 2010, there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. In the opinion of the Company’s Legal Advisory Division, at the end of these lawsuits, there will not be relevant unfavorable effects on the Company’s results.

Additionally, there are pending labor lawsuits related to pension matters in certain courts. According to the opinion of the Company’s Legal Advisory Division, there will not be unfavorable material effects on the Company’s results.
The Company has made provisions for MCh$643 as of December 31, 2010 to cover possible losses due to these contingencies, which are registered in the item Provision in the Note 23

NOTE 33.	SEGMENTS

The Company has only one segment.

NOTE 34.	SANCTIONS

a)	From the Superintendency of Pensions:

According to Resolution N° 0009 of April 13, 2009, the Superintendency of Pension Funds Administrators applied a fine of MCh$11 (UF500) for the violation of the provisions set forth in paragraphs 5 and 7 of Article 48 of D.L. N°3500, in letter b), in relation to the purchase of investment fund shares approved by the Risk Classification Commission and that have a maximum duration of 3 years from the respective inscription of the Superintendency of Insurance and Securities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

According to Resolution N° 25 of July 21, 2009, the Superintendency of Pension Funds Administrators applied a fine of MCh$4 (UF 200) for the violation of the provisions set forth Circular N° 901, in relation to the Company’s responsibility regarding the integrity, security, numbering and removal of disability files and the reevaluation of the degree of disability.

According to Resolution N° 36 of September 10, 2009, the Superintendency of Pension Funds Administrators applied a fine of MCh$6 (UF 300) for not modifying its investment policies regarding the investment in variable assets of Fund Type E.

According to Resolution N° 32 of April 6,  2010, the Superintendency of Pension Funds Administrators applied a fine of MCh$21 (UF 1,000) for not complying with the obligation to affiliate persons requesting their voluntary incorporation into the Administrator.

According to Resolution N° 69 of December 7, 2010, the Superintendency of Pension Funds Administrators applied a fine of MCh$4 (UF 200) for acquiring shares to the Fund Type E from mutual funds not approved by the Rating Commission in May 2009.

b)	From other administrative authorities:

For all periods presented there are no sanctions from other administrative authorities.

NOTE 35.	ENVIRONMENT

The Company does not own industrial facilities that can affect the environment.

NOTE 36.	SUBSEQUENT EVENTS

At the Ordinary Shareholders’ meeting held on January 18, 2011, the Board of Directors unanimously approved the designation of Mr. Jose Martos Vallecillos as Director of AFP Provida, replacing Mr. Jesús María Cadenato Matia, who submitted his voluntary resignation on October 1, 2010.

At the date of the issue of these financial statements, no significant subsequent event exists that could materially affect these financial statements.