Form 20-F
period 2011-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2012-04-27
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________ .
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

_____________________
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒  Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐                       Accelerated Filer  ☒                       Non-accelerated Filer  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐    No  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of U.S. dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2011, one UF was equivalent to Ch$22,294.03. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2011, which was Ch$519.20 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning AFP Provida S.A. included in this report are presented in Chilean pesos. Until the year ended December 31, 2009, AFP Provida S.A. prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP). In accordance with the rules of the Superintendency of Pensions beginning in 2010, AFP Provida S.A. has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

The terms “AFP Provida”, “Provida” and the “Company”, unless the context indicates otherwise, refer to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

In this annual report and as related to Provida’s business, the term “participant” means a client that has made contributions at least once to his individual capitalization account, while “contributor” means a participant periodically making pension contributions. The term “individual capitalization account” (ICA) means for each participant the account where he or she maintains his/her mandatory savings invested in shares of the selected pension fund until the age of retirement.

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

One of the main changes introduced by the Pension Reform Law and implemented in 2009 was the life and disability insurance bidding process in order to: (i) increase transparency in fees charged by AFPs and in costs related to the life and disability insurance; (ii) obtain a more competitive price for this insurance; (iii) correct gender inequities; and iv) not permitting AFPs to assume individual risks by reducing incentives to discriminate among participants, leading AFPs to focus on competence based on variables in the administration of individual accounts. Likewise, this new modality intends to appropriately regulate and control the risks of providing life and disability insurance.

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

In the case of bankruptcy of any awarded insurance company, the rest of the insurers would assume the corresponding risk regarding those casualties occurred since the bankruptcy date and until the expiration date of the contract. In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the “State Guarantee”. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of UF 45 for each beneficiary or pensioner.

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

It is important to mention that in the case of dependent workers, the contribution to finance the insurance (additional contribution) is paid by the employer, except for dependent young workers (between 18 and 35 years) who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011.

The last change of the Pension Reform Law that was implemented in 2010 was related to the bidding process to award an AFP the individual capitalization account administration of all new participants entering into the private pension system for a 24-month term. This bidding process encouraged price competition among AFPs and has led to lower fees for participants, causing greater sensitivity in price demand, favoring the entrance of new actors in the AFP industry and protecting the participants’ equity interest.

The awarded AFP is the AFP offering the lowest fee (which at the same time must be less than the fees in effect at the date of the bidding process) for a 24-month period, during which such AFP is not able to modify its fees, being extensive to the portfolios of participants already managed by such AFP.

The first bidding process was carried out in January 2010, in which AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. participated. On February 1, 2010 it was announced that the awarded company was AFP Modelo, offering the lowest fee of 1.14%. AFP Modelo started operations on August 1, 2010, therefore, from that date onwards those dependent and self-employed workers, as well as voluntary participants that enter for the first time to the pension system of individual capitalization, must contribute for a 24-month period in AFP Modelo.

In January 2012, the second bidding process to award all new participants was carried out, in which AFP Modelo, AFP Planvital and AFP Regional (legally incorporated, but it has not started operations yet) participated. On January 30, 2012, the Superintendency of Pensions announced that the AFP offering the lowest fee of 0.77% was AFP Modelo, therefore, beginning on August 1, 2012, all new participants will be incorporated in AFP Modelo.

Provida considers that it possesses competitive advantages to successfully face the new conditions in the industry, such as the support of BBVA Group, which has a leading position in the Latin-American pensions market. Additionally, Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law, and has continued training its workers to provide the best service to customers.

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2011, 2010 and 2009 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2011, 2010 and 2009 included herein.

Our audited Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The financial data as of and for each of the years ended December 31, 2011, 2010 and 2009 in the table below are presented in nominal pesos.

In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2011, are translated at the Observed Exchange Rate for December 31, 2011 of Ch$519.20 per US$1.00. These translations should not be construed as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

	As of and for fiscal years ended December 31
	2011	2010	2009
	MCh$	MCh$	MCh$
Consolidated Income Statement Data
IFRS:
Revenues from operations(1)	149,779	169,342	214,002
Expenses from operations(2)	(67,151)	(71,897)	(133,358)
Net operating income	82,628	97,445	80,644
Other income (expenses) net(3)	13,939	11,619	8,247
Income tax expense	(17,712)	(17,440)	(14,449)
Profit (loss)	78,855	91,624	74,442
Profit per share and per ADS (4)
Profit from operations per share	249	294	243
Profit (loss) per share	238	277	225
Dividends per share and per ADS (5)	209	187	58
Dividends per share and per ADS (in US$) (6)	0.40	0.40	0.11
Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317
Consolidated Statement of Financial Position
IFRS:
Current assets	86,178	68,652	62,089
Mandatory investment	201,418	204,526	179,129
Property, plant and equipment	27,787	28,660	29,641
Total assets	390,348	377,992	344,664
Equity	304,780	293,994	269,378

(1)	Revenues from operations include revenues from fee income, gains (losses) on mandatory investments and other revenues.
(2)	Expenses from operations include life and disability insurance premium expense, employee expenses, depreciation and amortization, impairment losses and miscellaneous other operating expenses.
(3)	Other income (expenses) include finance costs, financial income, share of profit (loss) of associates accounted for using equity method, exchange differences, other non-operating income and expenses.
(4)	Profit per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(5)	Calculated on the basis of one share per ADS. Dividends per share and per ADS in Chilean pesos represent actual dividends paid to December 31, 2011.
(6)	Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

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

Yearly amounts	Average Rate of Chilean pesos per US$1.00
2007	522.69
2008	521.79
2009	559.67
2010	510.38
2011	483.57

Source: Central Bank.

Nominal Rate of Exchange (Chilean pesos per US dollar)
Months	Monthly Average	High	Low
October 2011	510.67	533.74	490.29
November 2011	509.73	526.83	494.08
December 2011	517.26	522.62	508.67
January 2012	499.96	518.20	485.35
February 2012	480.89	488.75	475.29
March 2012	485.90	491.57	480.62

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on March 30, 2012 was Ch$487.44 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s revenues from operations comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 90.5% of the total revenues from operations for the year ended December 31, 2011. As a result, the economic situation in Chile related to activity indicators and employment conditions significantly affects the Company’s results.

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

It is important to note that another factor affecting the country's economy and thus, Provida's results, relate to natural disasters that might occur in Chile, (i.e. an earthquake, such as the one that occurred on February 27, 2010) if they affect the unemployment level in the country.

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 37.2% of Provida’s total assets under management for the year ended December 31, 2011.

The Pension Reform Law increased the percentage of investments which AFPs are allowed to make abroad, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% since the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum investments limits abroad: 45% from October 1, 2008, 50% from December 1, 2008, 55% from April 1, 2009 and 60% from August 3, 2009. In November 2010, the Central Bank increased again the maximum global investment limit abroad from 60% to 80%, gradually increasing as follows: 65% from December 1, 2010, 70% from March 1, 2011, 75% from June 1, 2011 and 80% from September 1, 2011.

Such increase permits pension funds to have new investment opportunities, which could improve the diversity of their investment portfolios, but at the same time increases the potential exposure to the international markets of the total assets managed by the AFPs.

The worldwide economy could affect Provida’s returns obtained on mandatory investments and therefore its net profit.

Provida’s returns on its investments in foreign companies could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where such companies are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) maintains equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate MCh$9,092 (MUS$17.5) of Provida’s net profit for the year ended December 31, 2011.

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

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share around 40% in terms of number of participants and nearly 30% in terms of assets under management. Given its position in this market and its relative size, it is highly probable that competitors will take steps toward attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$20,380,274 (US$39.2 billion) as of December 31, 2011 are very large with respect to the size of the local capital market measured by its total capitalization. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its participants. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to decrease the number of participant transfers. Any decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

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

As a result of the implementation of the Pension Reform Law, there is an important new factor influencing the Company’s ability to capture new affiliations that enter the pension system. The generation of accounts related to new participants entering the system is awarded every two years, beginning in July 2010 and for a 24 month period, to the AFP offering the lowest variable fee. This fee must be lower than the lowest fee operating in the industry and must apply to the AFP’s entire portfolio, not only to the awarded portion.

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

The risk of a higher casualty rate and the consequent effect on expenses from operations is subject to the fluctuation of interest rates for life annuities and the returns achieved by pension funds.

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

Before the changes introduced by the Pension Reform Law that included the bidding process of the life and disability insurance by all the AFPs in July 2009 (see “Item 3. Key Information—Recent Regulatory Changes”), Provida by law was obligated to provide life and disability benefits by individually contracting an insurance in order to comply with such obligation.

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

According to the insurance contract still in force maintained by Provida with BBVA Seguros de Vida entered into before the Pension Reform Law implementation, the Company has the obligation to make additional premium payments if the casualty costs are greater than the temporary payments and up to a maximum amount previously defined. The risk of a greater casualty cost and its consequent effect in the Company’s expenses from operations is subject beginning on July 1, 2009 to the returns of life annuities and pension funds, factors that have an inverse relationship in the economic cost of casualties, therefore, the Administrator could be forced to pay additional contributions if the evolution of such factors so determine.

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

Finally, the Company continues recording its obligations for this concept at fair value in accordance with the casualty model that considers the future evolution of relevant variables under conservative scenarios, which might include constituting higher provisions than those required by law that correspond to the surplus of the insurers’ balance sheets. In view of the low interest rates expected at the moment of payment of the obligations and also applied in the casualty model, Provida has recorded a credit in its provisions for unfavorable casualty rate by MCh$2,696 as of December 31, 2011.

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

In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the State guarantee. The coverage of such guarantee is from 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of UF 45 per month (MCh$1 approximately) for each beneficiary or pensioner.

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

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2011, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the six AFPs operating in Chile in terms of the number of participants, contributors, assets under management, participants’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 1990s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger processes with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A. and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 40% in 2011 in terms of participants and from 20% to 29% in 2011 in terms of total assets under management.

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

Additionally, in September 2001, Provida became the owner of 100% of the shares of AFP Génesis S.A., which had a leading position in the Ecuadorian fund management industry. Since then, AFP Génesis’ financial statements have been consolidated with those of Provida.

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

Also in October 2004, Provida Internacional sold its equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V., a disposal that was triggered by moderate growth perspectives for that mature market.

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

There were no significant events in 2011, 2010 and 2009 concerning Provida’s domestic and international business and investments.

Capital expenditures and divestitures

In 2011, 2010 and 2009, aggregate capital expenditures totaled MCh$10,196 (approximately MUS$20) and divestitures totaled MCh$964 (approximately MUS$2) as follows:

In 2011, capital expenditures were MCh$3,670 related to investments in property, plant and equipment made in the ordinary course of business, specifically the installations and restructuring of branch offices, and purchase of computer equipment and software. Capital divestitures were MCh$911 and were related to sales of property, plant and equipment mainly real estate.

In 2010, capital expenditures were MCh$3,544 related to investments in property, plant and equipment made in the ordinary course of business, specifically the implementation of the Top One project (office restructuring), purchase of computer equipment and software, and purchase of land. Capital divestitures were MCh$53 and were related to sales of property, plant and equipment, mainly land and office fixtures.

In 2009, capital expenditures were MCh$2,982 and were related to investments in property, plant and equipment made in the ordinary course of business and in particular to facilities and branch offices remodeling, and purchase of computer equipment and software. Regarding capital divestitures, no sales of property, plant and equipment or sales of permanent investments were recorded during the year.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2011, 2010 and 2009:

	For years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Capital Expenditures	(3,670)	(3,290)	(2,982)
Divestitures	911	53	-

Source: Superintendency of Pensions

There has been no indication of any public takeover offer by any third party in respect of Provida’s shares, nor has there been any indication by Provida of any public takeover attempt in respect of any other company’s shares, in either the last or current fiscal year.

B.	Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must hold a minimum capital equal to UF 5,000 (approximately ThUS$215), which increases based on the number of participants up to UF 20,000 (approximately ThUS$859) for AFPs with over 10,000 participants. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If an AFP is not able to do so, the Superintendency of Pensions would revoke the AFP’s authorization of existence and liquidate it.

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

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement became effective beginning on January 1, 2012 and from that date onward, self-employed workers must gradually make contributions based on a 10% out of 40% of their salary in the first year, 10% out of 70% of their salary in the second year and 10% of their total salary during the third year, equating to the contribution of dependent workers. Additionally, the new regulation incorporates the concept of voluntary participant, which applies to any individual who does not engage in a remunerated activity and decides to make pension contributions for his/her retirement.

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

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF 50 (approximately US$2,150). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.40) for fund transfers collected for other financial institutions.

As a way to improve the volume of participants’ contributions and therefore the coverage of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC” for its Spanish acronym) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This APVC is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this modality. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this modality, tax incentives have been established for workers.

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

- Committee of Investments and Risks: this is comprised of the Chief Executive Officer, the Chief Investment Officer, Risk Manager and other executives that might be designated. Among the responsibilities and attributions of this committee are: to review the different measures of risk-return presented by the Risk Management; to approve different issuers, counterparts, mutual funds agencies, agents, among others, proposed by the Investment Management; to take notice about any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

The organizational structure and the clear definition of the powers vested, attributions and responsibilities play an important role in the investment process. The structure is designed to fully develop the staff’s abilities and the optimum implementation of the investment policy in order to reach the proposed goals, managing the complexity of different instruments and markets in which the different type of funds are invested in, and the appropriate management of financial and operative risks faced by them.

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

It is important to note that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed annually, and is effective up to December 2012. This certification includes all the financial operations made by the Money Market Desk, which is part of the Investment Area, and also to tasks executed by the Back Office Unit, as part of the Planning and Control Division.

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

The main difference among the different fund types, as stipulated in the regulation, is the proportion invested in variable income securities. Fund Type A has the highest concentration allowed in variable income securities with a maximum of 80%; fund Type B has a maximum concentration of 60%; fund Type C has a maximum concentration of 40%; fund Type D has a maximum concentration of 20% and fund Type E (begun in October 2008) has the lowest concentration with a maximum of 5%.

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

Investment ranges in foreign investments per each Type
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

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (44.5% at the end of 2011) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

	Assets under management of Provida
	December 2002		December 2011
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	3,226,152	15.8%
Fund Type B	1,177,690	11.7%	3,587,273	17.6%
Fund Type C	7,346,323	73.2%	9,071,418	44.5%
Fund Type D	1,016,124	10.1%	3,431,964	16.9%
Fund Type E	395,863	3.9%	1,063,467	5.2%
Total	10,048,691	100.0%	20,380,274	100.0%

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

Services of granting life and disability benefits

The Pension Reform Law eliminated the individual responsibility of AFPs in connection with the life and disability insurance, by establishing that the AFPs altogether should purchase a fixed and single insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, providing the best economic offer (See “Item 3. Key Information—Recent regulatory changes”).

Additionally, through the Pension Reform Law, a solidarity pension system financed by the resources of the State, which began granting benefits on July 1, 2008, was created to complement the existing private pension system. The solidarity pension system grants, among other benefits, basic solidarity pensions of disability and solidarity pension contributions of disability. To have these benefits, certain requirements must be met:

-
Basic solidarity pension for disability: being declared disabled by a Medical Commission designated by the Superintendency of Pensions; not being eligible to receive any pension under any pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile and demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request.

-
Solidarity pension contribution of disability: being declared disabled by a Medical Commission designated by the Superintendency of Pensions; being affiliated with the Pension System established by the 3,500 Law Decree of 1980; not receiving a pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible for a disability pension, provided that the sum of the amount of such pension plus any other pension received from such system is less than the basic solidarity pension of disability.

The solidarity system is administered by the Social Pension Institute, having the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it regulates the request processing, the operating manner and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, the current participants to the private pension system are able to submit their requests to access the solidarity pension system to the AFP which they are part of for further submission to the Social Pension Institute.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their participants who meet the legal age requirement: 60 years of age for women and 65 years of age for men.

Participants meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, which gradually increased, over a term of 6 years, the required percentages between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension. The latter is intended to increase the level of pensions received and to restrain the trend of retirement before reaching the legal age, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

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

The solidarity pension system financed by the State resources and incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the participants must meet certain requirements:

Solidarity basic senior pension:

-	Being at least 65 years of age at the moment of the claim.
-	Not being eligible to any pension under any pension regime either as a titular or as a beneficiary of a life disability.
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

As of July 1, 2011 the amount of the benefit was Ch$78,449 per month. This benefit will be automatically adjusted in 100% of the variation of inflation from the last 12 months since the last adjustment. When inflation exceeds 10% since the last adjustment, the adjustment will be made immediately, regardless if 12 months have passed or not.

 Solidarity senior pension contribution

-	Being at least 65 years of age at the moment of the claim.
-	Receiving a pension inferior to the maximum pension with solidarity contribution (PMAS).
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

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF, being recalculated annually according to the new balance of the account. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies that are providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF 45 (approximately US$1,900).

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

In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its participants or pensioners. In connection with fees charged, the Pension Law establishes that each AFP must apply the same fee levels to each of its participants.

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have limited the range of fees charged by AFPs.

The AFP earns fees in connection with the collection of contributions to participants’ individual capitalization accounts and the administration of such accounts. In 2011, out of the total of Provida’s revenues from operations, MCh$140,359 or 93.7% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on participants’ monthly mandatory contributions to their individual capitalization accounts.

Collection and administration of mandatory contributions.

Fee structure is one of the competitive variables of the AFP industry. With the enforcement of the Pension Reform Law, the ability that each AFP had to determine whether to charge a fixed fee deducted from the pension fund was eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of a participant’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base. In accordance with the Pension Reform Law, the maximum amount of taxable income should be adjusted in January of each year as per the variation of the real wage index as measured by the Chilean Instituto Nacional de Estadísticas (National Statistics Institute). In January 2011, this maximum amount increased from UF 64.7 (MCh$1,44) to UF 66.0 (MCh$1,47) per month, whereas in January 2012 the amount was adjusted to UF 67.4 (MCh$1,50).

For instance, if a participant receives a monthly salary of Ch$200,000 as a dependant worker, he/she must contribute Ch$20,000 to an AFP. Under Provida’s variable fee currently in force (1.54% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$3,080.

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

The fee structure for the years 2011, 2010 and 2009 is as follows:

Monthly fees for mandatory contributions
	2011	2010	2009
Provida	1.54%	1.54%	1.54%
Industry High	2.36%	2.36%	2.36%
Industry Low	1.14%	1.14%	1.36%
Industry Average	1.55%	1.55%	1.64%

 Source: Superintendency of Pensions

Pension payments of programmed withdrawals or temporary income

With respect to fees charged for programmed withdrawals or temporary income, the Pension Reform Law authorizes the AFPs to charge only a variable fee over the pension paid. Currently, all the AFPs charge a variable fee of 1.25%.

Under this modality, the participant maintains his/her funds deposited in an individual capitalization account in the AFP and withdraws a monthly pension in accordance with a pre-established formula determined by law. In the event that such amounts fall below the minimum pension level, the Government’s guarantee applies, depending on the contribution level of participants. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting senior pension benefits”.

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

The AFPs, like other authorized institutions, also offer participants the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee on assets under management, and fees currently range between 0.50% and 0.70% on an annual basis, and the fee charged by Provida is 0.56%. Fixed fees on fund transfers collected for other institutions can be also charged, currently ranging between Ch$1,101 and Ch$1,437 for each fund transfer (approximately US$2.12 and US$2.77). The current fee charged by Provida is Ch$1,250 (approximately US$2.41).

With the Pension Reform Law, the AFPs have the right to charge a fee for administering the collective voluntary pension savings and on the transfer of these savings deposits towards other administrators or authorized institutions. Fees for administration may be freely agreed between the employer and the AFP or the authorized institutions, allowing for different fees to be charged for different contracts. Additionally, different fees could be charged in relation to the same contract according to the number of workers incorporated in the plan.

Under no circumstance will an AFP be able to establish conditions to the affiliation or transfer of participants who are parties to a collective voluntary pension savings contract.

Transfer of contributions made by voluntary participants

The AFPs have the right to charge a fixed fee for transferring contributions made by voluntary participants collected by the AFP, but whose destination is another AFP or authorized institution. Provida currently charges a fee of Ch$1,250 (approximately US$2.41) per operation, while the rest of the AFPs charge a fee between Ch$1,100 and Ch$1,144 (approximately US$2.12 and US$2.20). Two out of six AFPs in the industry do not charge a fee for such service.

The fees can be changed at any time upon three months’ notice to participants, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
As of December 31,
2011	2010	2009

Variable fee on monthly mandatory contributions	1.54%	1.54%	1.54%
Monthly variable fee on payments of programmed withdrawals and temporary income	1.25%	1.25%	1.25%
Variable fee for voluntary savings accounts (annual basis over administered funds)	0.92%	0.92%	0.92%
Fee charged on voluntary pension savings:
Fixed fee per transfer (Ch$)	1,250	1,250	1,250
Variable fee for management (annual basis over administered funds)	0.56%	0.56%	0.56%
Fixed Fee for transfer contributions made by voluntary participants (Ch$)	1,250	1,250	1,250

Ratios of fees to total fee income:
Variable fee on monthly mandatory contributions	96.6%	96.8%	98.1%
Variable fee on payments of programmed withdrawals or temporary income	1.9%	1.8%	1.1%
Variable fee on voluntary pension savings	1.5%	1.4%	0.8%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on transfer of contributions made by voluntary participants	0.0%	0.0%	0.0%

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the numbers of contributors, as well as their average salaries, and not the number of participants, determine the monthly mandatory fee income of each AFP. In 2011, Provida had the largest average market share of contributors among all AFPs (36.8%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services of participants’ contributions in pension funds”) represented -2.3%, 12.9% and 15.3% of Provida’s revenues from operations in 2011, 2010 and 2009, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2011	2010	2009
Gains (losses) on mandatory investment (in MCh$)	(3,469)	21,886	32,829
Weighted average real returns of pension funds	-5.2%	9.5%	26.1%

Mandatory investments of pension funds (in MCh$)	201,418	204,526	179,129
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Gains (losses) on mandatory investments and real average returns for each fund
	2011		2010		2009
	Gains (losses)	Returns	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	(3,106)	-11.6%	4,956	11.6%	8,749	43.8%
Fund Type B	(1,700)	-8.0%	4,878	11.2%	7,990	33.3%
Fund Type C	(378)	-4.2%	9,314	8.8%	13,197	22.5%
Fund Type D	1,187	0.0%	2,309	6.5%	2,551	14.9%
Fund Type E	528	4.2%	429	5.8%	342	7.3%
Total	(3,469)	-5.2%	21,886	9.5%	32,829	26.1%
Source: Superintendency of Pensions.

Mandatory investment maintained in each fund and percentage of each fund in the total
	2011		2010		2009
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	32,178	16.0%	39,868	19.5%	33,455	18.7%
Fund Type B	35,629	17.7%	39,690	19.4%	34,951	19.5%
Fund Type C	89,593	44.5%	90,871	44.4%	81,073	45.3%
Fund Type D	33,762	16.7%	28,800	14.1%	24,252	13.5%
Fund Type E	10,256	5.1%	5,297	2.6%	5,399	3.0%
Total	201,418	100%	204,526	100%	179,129	100%

Source: Superintendency of Pensions.

As shown in the tables above, fund Type C has the highest concentration of total administered assets. Likewise, the most risky funds (funds Types A and B) have a higher concentration as compared to the less risky funds (funds Types D and E), as a result of the existence of a greater portfolio of younger clients (assigned to such funds by law), and also a greater preference for riskier investment options by participants. It is important to note that during 2011 the relative weight of Types A and B decreased due to negative returns achieved by such funds, as well as the transfer of contributors to less risky funds. As a result, the market share of less risky funds increased during 2011.

(iii) Other revenues

Other revenues are mainly revenue from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which were MCh$10,738 or 7.2% of Provida’s revenues from operations in 2011. In addition, other revenues include the financial revenues of life and disability insurance for MCh$2,151 or 1.4% of Provida’s revenues from operations arising from the excess of cash flows of the insurer in view of premium payments made by the Company.

Primary expenses

(i) Employee Expenses

Employee expenses were MCh$30,605, equivalent to 45.7% of the total of Provida’s expenses from operations as of December 31, 2011. Wages and salaries of administrative personnel totaled MCh$17,287, equivalent to 56.5% of total employee expenses, while the administrative staff of 909 workers (annual average) represented 68% of the Company’s total staff during the year. Wages and salaries of sales personnel amounted to MCh$9,208, equivalent to 30.1% of the total of employee expenses, while the sales staff of 433 workers (annual average) represented 32% of the Company’s total workers. Short-term benefits to employees were MCh$2,500 equivalent to 8.2% of total employee expenses, and indemnities for cessation of labor relationship amounted to MCh$1,611 equivalent to 5.2% of total employee expenses.

ii) Miscellaneous other operating expenses

Miscellaneous other operating expenses were MCh$30,665 in 2011, representing 45.6% out of the total Provida’s operating expenses. This item is composed of: administrative expenses (real estate, telecommunications and services) equivalent to 72.2% of total miscellaneous other operating expenses, data processing expenses (maintenance, repair and liaison services) equivalent to 12.4% of total miscellaneous other operating expenses, other operating expenses (disability qualification costs and Board of Directors’ remunerations) representing 9.6% of total miscellaneous other operating expenses and marketing expenses (publicity and communications to clients) representing 5.8% of miscellaneous other operating expenses.

(iii) Depreciation and Amortization expenses

Total depreciation and amortization expenses were MCh$8,207 in 2011, equivalent to 12.2% of total expenses from operations. The amortization expenses totaled MCh$2,353 and depreciation expenses were MCh$5,854 in 2011.

(iv) Life and disability insurance premium

The Chilean Pension Law previously required AFPs to individually purchase insurance to cover their obligation to provide life and disability benefits to their participants (see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.1 Life and disability insurance contract”). Beginning in July 2009 with the implementation of the Pension Reform Law, the requirement to provide the life and disability insurance was awarded to a group of insurers through a bidding process, having the same value for all the participants regardless of the AFP to which they contribute.

In the year 2009, the recurring expense for such concept was only recorded until the month of July, when the temporary premium of the contract with coverage between January 2005 and June 2009 and the provisions for higher casualty rate were recorded. In 2010, this item only included expenses related to the recovery of leftovers from previous coverage periods stemming from the last insurance contract, and provisions for unfavorable casualty rate due to changes in the value of payable casualties. In 2011, a credit was recorded as a result of reversals on provisions for casualty rate stemming from the difference between the amount required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties.

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

In accordance with the Authority’s request, Provida recognizes the higher amount resulting from the accounted liability amount (from the insurance company) and the amount determined by its casualty model, thus the expense to be recognized depends on interest rates fluctuation.

A credit amount MCh$2,326 was recorded by the life and disability insurance premium as of December 31, 2011, while for the years ended December 31, 2010 and December 31, 2009 expenses were recorded in the amounts of MCh$2,338 and MCh$61,494, respectively. See “Item 5. Operating and financial review and prospects—A. Operating results—Operating results for the years ended December 31, 2011 and 2010”.

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

Before the implementation of the Pension Reform Law, if the disabled or deceased participant’s individual capitalization account did not have the amount of funds necessary to pay the pension stipulated by law, the insurers (under its contract with the AFPs) had to make up the shortfall in case of death or total disability. In the case of disability after the determination of partial disability (or total disability until October 2008), the AFP had to record a provision in order to settle the shortfall three years from when the final disability determination was made, taking into account the three years of temporary pension payments that would be received by the participant following the initial disability determination.

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

Payments by Provida to the insurer

Before modifications introduced by the Pension Reform Law and under the insurance policy in force until June 2009, Provida paid the insurer a temporary rate, equal to 1.00% of the aggregate taxable remuneration of all of Provida’s contributors, which was intended to provide the insurer a portion of the funds it would be required to pay to beneficiaries for life and disability benefits, which annually amounted to MCh$44,440 for temporary premium. Also, Provida paid the insurer until June 2009 a monthly fixed management fee, which averaged MCh$37 per month, a figure that is not considered as premium paid to the insurer for casualties of its affiliates. In 2010 the aggregate payments to the insurer regarding the life and disability insurance premium were MCh$649. In 2011 the aggregate payments to the insurer were MCh$370 concerning the life and disability insurance premium.

In the first quarter of each year until the close of each contract (48 months after the termination, extendable for two years upon mutual consent), Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true-ups to the sum of (i) the funds effectively accumulated and paid by the insurer to participants or their beneficiaries and (ii) the estimated requirement by the insurer necessary to pay disabled participants once final disability determinations of disabled status have been made by the Medical Commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s contributors) established in the insurance contract that for 2009 was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums were paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus is 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company. For the fiscal year 2010, the provisions made by Provida regarding payments to the insurer (in March 2010) resulting from comparing the temporary rate and the accounted casualty costs, as well as additional provisions attributable to the application of the Company’s casualty model were MCh$1,689. For the fiscal year 2011, a credit in provisions for MCh$2,696 was recorded due to the adjustments made when determining the difference between the amounts required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties.

The last life and disability insurance contract with coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. Under such contract, the maximum casualty rate expressed as a percentage of the contributors’ taxable remunerations initially amounted to 1.27%, with a monthly premium paid for the contract coverage period calculated at a provisional rate of 0.70%. The Company’s participation in the surplus will be 100% if the casualty rate is equal to or lower than the maximum rate of the contract, as calculated over the contributors’ taxable remunerations. Additionally, the contract established monthly payments to the insurance company calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the contributors, plus a monthly fixed premium of UF 2,150 (MCh$48) during the coverage period of the contract. As a result of updating the mortality tables effective beginning in the year 2008 and the resulting impact in the higher costs in the insurance, upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the terms of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing contributors’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150.

The insurance contract also contemplates yearly true-ups payable to the insurance company, for the difference between payments made by Provida (temporary premium and previous true-ups) and the total accounted cost of casualties (paid or accrued by the insurer) at each year end, which have taken place on March 31 of each year from 2006 onwards. Also, on that date monthly financial revenues will be paid, based on the value recorded at December 31 of the previous year, calculated by applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer).

The General Rule N°243 from the Superintendency of Securities and Insurance, ruling insurance companies, effective beginning on July 1, 2009, instructed that casualty reserves should be determined on a monthly basis at the market interest rate instead of the historical rate, giving the alternative to apply this methodology to insurance contracts previous to the implementation date of the norm. Provida requested that BBVA Seguros de Vida adopt such a rule. Consequently and given the impact of this over the administration of the insurance contract and the associated risks, the parties by common agreement modified the conditions of financial revenues. The above, considering that the rendering of life and disability insurance implies a mismatch risk between the assets and liabilities duration arising from such obligation.

The final settlement of this contract will occur 48 months after the expiration date of the coverage period as of June 30, 2009, but can be extended for up to 2 years by mutual agreement.

The previous insurance policy was in force from August 1, 2003 to December 31, 2004 and was entered into with BBVA Seguros de Vida S.A. The maximum casualty rate was 1.10%, expressed as a percentage of the contributing contributors’ taxable remunerations. Provida’s participation in the surplus was 100% if the casualty rate was equal to or lower than 1.10% and greater than 0.85% of the contributors’ taxable remunerations and 90% if the casualty rate was equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the contributors and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-ups to the insurance company. The final settlement date of this contract was contemplated to occur on December 31, 2008, but it was extended by common agreement of the parties, and finally settled in April 2011.

The following table sets forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract as of December 31, 2011:

Insurance Company	Period covered by the Contract	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of the information provided by the Insurance Company	Gross Provision at the current year-end (not including financial revenues effects)*
		Date	MCh$	To reported date	At 12-31-2011		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	88,344	88,182	88,182	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2011	361,701	361,976	361,976	-	(5,780)
Total						-	(5,780)

(*)
BBVA Seguros de Vida S.A. adopted General Rule N°243 effective beginning on July 1, 2009 allowing insurers to determine the casualty reserve for those life and disability insurance contracts which coverage period began before June 30, 2009, at a market interest rate on a monthly basis. This resulted in a decreased amount of reserves, as the reserves were determined at historical rates lower than the current ones. Likewise, Provida by estimating that average market rates would be lower than the effective discount rate for the next three year, has made an additional provision that explains the difference between the amount required by the insurer and the actual amount provisioned by Provida.

(**)
The insurance contract subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 coverage period was closed in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 was assumed by the insurer.

(***)	Includes accrued premiums for a total amount of MCh$577 discounted from the balance payable to BBVA Seguros de Vida according to the respective contracts.

Principal markets

As of December 31, 2011 there were 6 AFPs operating in Chile. The most recent incorporation was AFP Modelo, which in August 2010 started to render services to the new participants’ portfolio entering into the pension system, for a two-year term awarded in the bidding process carried out in February 2010. Additionally, there is another AFP, AFP Regional, legally incorporated but had not yet begun operations.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2011:

	Market Share for relevant variables, as of December 31, 2011
AFP	Pension Funds	Participants(*)	Contributors(*)	Revenues	Expenses	Profit
Provida	29.0%	39.6%	36.8%	32.6%	28.2%	38.5%
Habitat	25.4%	24.5%	25.4%	24.5%	17.4%	30.1%
Capital	22.0%	21.7%	21.1%	20.0%	31.1%	11.3%
Cuprum	20.5%	6.9%	9.6%	17.6%	16.4%	16.7%
Planvital	2.9%	4.4%	3.6%	3.9%	4.7%	2.9%
Modelo	0.2%	2.9%	3.5%	1.4%	2.2%	0.5%
Total	100%	100%	100%	100%	100%	100%

Source: Superintendency of Pensions.
(*) Average market share for 2011.

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

From the implementation of multiple funds through the end of the year 2007, the returns reached by each of the five funds recorded outstanding levels, with highest returns in those funds with a greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns significantly dropped to the point of showing negative levels, adversely impacting primarily the high-risk funds and consequently decreasing their total accumulated returns. Subsequently, during the years 2009 and 2010 when stability in the markets was recovered, the trend returned to positive returns levels, where fund Types A and B obtained the highest returns. In the year 2011, stock markets recorded losses again, leading the most risky funds to obtain negative rates of return during the period, basically due to negative returns experienced by local and foreign stock markets.

The following table sets forth information with reference to real returns, over a twelve-month period (as of year end 2011, year end 2010 and year end 2009); the annual average since the multiple funds’ inception (as of year end 2011, year end 2010 and year end 2009) and the relative positions of each of the pension funds managed:

Real return last 12 months
Fund type	Jan 11 – Dec 11	Provida’s position	Jan 10 – Dec 10	Provida’s position	Jan 09 – Dec 09	Provida’s position
Fund Type A	-11.59%	5	11.58%	3	43.78%	3
Fund Type B	-8.00%	6	11.22%	3	33.39%	3
Fund Type C	-4.16%	5	8.77%	5	22.48%	3
Fund Type D	0.02%	4	6.53%	4	14.86%	4
Fund Type E	4.19%	3	5.78%	4	7.32%	4

Source: Superintendency of Pensions

Annual average real return from the beginning of the multiple fund system
Fund type	Sep 02 – Dec 11	Provida’s position	Sep 02 – Dec 10	Provida’s position	Sep 02 – Dec 09	Provida’s position
Fund Type A	6.85%	2	9.32%	1	9.02%	2
Fund Type B	5.53%	5	7.30%	5	6.77%	5
Fund Type C	4.84%	5	5.98%	5	5.60%	5
Fund Type D	4.37%	4	3.30%	4	4.68%	5
Fund Type E	3.45%	4	3.36%	4	3.03%	4

Source: Superintendency of Pensions

In terms of voluntary pension savings, as of December 31, 2011, Provida recorded the highest number of APV accounts in the AFP industry, with a total of 185,256 active accounts, representing a market share of 27%. On the same date, funds accumulated by such APV accounts were MCh$276,559, a market share of 15%. Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investments levels are limited by law, the AFPs have lower costs than other market participants and charge lower fees. According to the latest information available from the Superintendency of Pensions as of December 2011, the AFPs continue to play an important role in the voluntary pension savings market with market shares of 65% in the number of accounts and 59% in administered funds, followed by mutual funds with a market share of 15% in terms of number of accounts and by Insurance Companies with a market share of 17% in terms of assets under management.

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

Provida attracts participants mainly through its sales force, which targets potential clients who may be interested in changing the administration of their pension savings.

Although the scope of potential clients was restricted by the bidding process of new participants that enter the private pension system for the first time, as established by the Pension Reform Law, the same Law gradually incorporated the contribution obligation of self-employed workers, widening the pension market. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by participants”.

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

During 2011, Provida has developed various projects for mobile technologies in order to strengthen its offering to participants, searching to generate a greater presence and range of services available anytime, anywhere. Among these services are: i) mobile services designed for Android and iPhone smartphones, which allows searching offices through georeference and also access to Provida’s web site, ii) the mobile public web portal, where clients and non-clients may obtain general information of the Administrator (branch offices, value of shares and general information); and iii) mobile virtual branch office for smartphones where Provida’s participants may obtain certificates and balances, request savings withdrawals and fund transfers, among other functions.

On the other hand, the year 2011 was highlighted by the strengthening of training, sponsoring and promotion activities of the Provida brand throughout the country. In terms of external action, the Administrator sponsored its third edition of social security courses organized by the School of Government of Adolfo Ibañez University. The main objective is to promote through the employers, the scope and benefits of the Private Pension System.

In addition, the Administrator actively participated in the activities promoted by the AFP Official Association in Chile during the anniversary of 30 years of Private Pension System.

During 2011, AFP Provida started to develop products and services to the self-employed segment of the labor force, seeking to differentiate itself through excellent service and the power of Provida’s remote services and branch offices. New innovations resulting from this initiative include automatic payment from participants’ checking accounts and credit cards.

Advertising campaigns played an important role in the Company’s communication plan. These advertising campaigns emphasized and encouraged: the advantages and use of password-based services; the advantages of receiving account statements via e-mail; encouragement of voluntary pension savings contributions by younger participants; encouragement of the use of tax benefits through savings (i.e., through “2-57 bis accounts”); and encouragement of the use of year-end direct deposits to take advantage of the tax benefits of voluntary savings contributions.

Additionally, the Company continued sending weekly communications, containing economic and financial information to participants having voluntary products. The objective was to foster customer loyalty and encourage such customers to maintain their voluntary balances in AFP Provida. In addition, a written and broadcast media campaign was carried out, and regional publicity events were held.

During 2011, Provida delivered proactive and specialized service in the employer area through the use of highly qualified account executives, consolidating such area. This generated a 51% increase in the regularization of residual and uncredited contributions as compared to 2010, totaling MCh$2,779 in mandatory and voluntary products. Finally, it is worth noting employers’ satisfaction regarding service and advice delivered by Provida, which was reflected in the quarterly evaluations.

Among Provida’s strategic projects, the Company launched a new call center telephone number exclusively for employers, which answers each and every request either through self-assistance or with assistance from a specialized pension executive.

Provida’s website implemented a new password-protected application allowing employers to clarify and resolve pending pension situations regarding incomplete, uncredited or due pay rolls. This development is an innovative and unique tool in the pension industry that facilitates the flow of information between Provida and the employers in a fast and efficient way.

As for telephone service, during 2011 more than 830,000 pension calls were answered, a 34% increase from 2010, of which more than 440,000 were assisted by executives from the pension platform. The difference between the fast-assistance telephone services and pension advisory telephone services was achieved by obtaining efficient, effective and prompt client service with a 95% assistance level in both areas.

In addition, in 2011, Provida’s call monitoring service was expanded to 42 branch offices, so that all entering calls were assisted by the call center’s pension executives platform. This allowed executives of branch offices to exclusively focus on person assistance with no interruption from telephone calls.

As for development of new services, two lines of assistance were implemented in 2011. One line was oriented to clients and the other line to employers, permitting automatic and personalized service to each of these segments.

Larger projects included the first phase of the “Optimization of In-Office Services” project, which was implemented during the second half of 2011 and seeks to improve processes related to benefits procedures by using a technology-based approach to BPM (Business Process Management). This approach allows the administration of business processes to be automated, monitored and optimized. The first stage of this functionality was implemented in respect of normal senior pension procedures with no recognition bond, or with a recognition bond paid under the Solidarity Basic Senior Pension. Under this new operating model, the 10-day average delay between the application and the payment order has been eliminated, and the process is now completed on the same day it is requested by the participant.

In the fourth quarter of 2011, AFP Provida implemented a change in its web site design, which aligns with the corporate principles defined by BBVA Group for the administration pension business.

Finally, in December 2011, audits to validate ISO 9001 Certification were carried out for Provida’s Call Center, website and “contact us” link. These were successfully approved and enabled continuous enhancements in the processes and services furnished to clients.

AFP Provida has the largest commercial network at the national level among all AFPs, as of December 31, 2011 with 59 branch offices distributed throughout the country, and divided into 41 Top One service centers that have self-service terminals, pension advisory and fast assistance capabilities, 16 pension advisory centers oriented to advisory, pension inquires, formalities and benefits of the pension system and 2 centers of AFC exclusive assistance. Approximately 16.9% of the branches are located in the northern region, 25.4% in the central-northern region, 8.5% east of Santiago, 11.9% west of Santiago, 20.3% in the southern-center region and 16.9% in the southern region as of December 31, 2011. The offices have a uniform style nationwide and vary in size according to the needs of the region where they are located and the three branch profiles defined previously.

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sale force, reducing its sales staff that did not fulfill this profile.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2011, 2010 and 2009:

	Total AFP Sales Force
	As of December 31,
	2011		2010		2009
	No. Sales Agents	Market Share	No. Sales Agents	Market Share	No. Sales Agents	Market Share
Provida	429	22.3%	443	19.9%	466	21.2%
Habitat	307	15.9%	329	14.8%	329	14.6%
Capital	493	25.6%	780	35.0%	637	30.0%
Cuprum	474	24.6%	460	20.6%	471	23.4%
Planvital	224	11.6%	216	9.7%	222	10.8%
Modelo (*)	-	0.0%	-	0.0%	N/A	N/A
Total	1,927	100%	2,228	100%	2,125	100%

Source: Superintendency of Pensions.

(*) As AFP Modelo started operations in August 2010 and according to the information released by the Superintendency of Pensions, it has not yet reported a sales force as of December 2011.

Provida has not focused its marketing efforts on any specific industry or region. Each sales agent is assigned to cover certain enterprises within a geographic coverage area. Sales personnel have visiting programs tailored to different companies to promote Provida and encourage employees to transfer to Provida from other AFPs. During these regularly scheduled visits, salespersons emphasize Provida’s size, historic performance, leading market position and reputation for high quality of customer service in order to attract participants, reinforcing the concepts of experience, capability and trust.

Regarding new participants in the system, it is important to note that the Pension Reform Law established that the bidding of the new participants portfolio, awarding the generation of new accounts for a two-year period, should be the AFP offering the lowest fee among the current fees, which must be applied to its entire portfolio and not only to the awarded portion. The latter has implied that the AFPs are not able to grow by capturing new workers that enter the labor market for the first time. Therefore, the main future growth sources for Provida will be focus on capturing participants with voluntary pension savings, and the reincorporation of inactive participants as active contributors, especially self employed workers.

Provida’s total selling and marketing expenses amounted to MCh$10,992 in the fiscal year 2011, MCh$12,063 in the fiscal year 2010, MCh$12,742 in the fiscal year 2009. The ratio of commercial expenses (corresponding to sales remunerations plus marketing expenses) over fee income was 7.8%, 9.3% and 7.5% for the fiscal years 2011, 2010 and 2009, respectively. Provida has followed a policy to make its commercial expense more efficient, decreasing such expenses by 8.9% in 2011 as compared to 2010, and 5.3% in 2010 as compared to 2009.

Seasonality of the Company’s main business

The nature of the significant activities carried out by Provida relates primarily to activities related to its unique line of business, pension fund administration. Given the above, such activities are not affected by seasonal factors.

Licenses

The software license contract entered into with BBVA Inversiones Chile corresponds to intellectual property rights related to the use, as well as its instructions of use and functionality of, software implemented on different operating and administrative processes. This represented a total expense of MCh$2,832 for Provida as of December 31, 2011, MCh$3,578 as of December 31, 2010, and MCh$735 December 31, 2009. The enhancements incorporated for new projects amounted to MCh$0 for the fiscal year 2011, MCh$746 for the fiscal year 2010 and MCh$742 for the fiscal year 2009. For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.2 Software license contract”.

In addition, the software license maintenance contract described above included in the “miscellaneous other operating expenses” line, recording updating services for changes related to new regulations or new requirements amounting to MCh$0 for fiscal year 2011, MCh$73 for fiscal year 2010 and MCh$612 for fiscal year 2009. For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.3 Software maintenance contract”.

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

Provida was integrated into the BBVA Group in July 1999. The BBVA Group is an internationally diversified financial group with a significant presence in the traditional banking sector, as well as other sectors such as pensions, insurance, real estate and financial services. On December 31, 2011 the BBVA Group had 987,277 shareholders and 110,645 employees worldwide in a network of 7,457 branches. Within the pension fund business, the BBVA Group is a leader in Latin America, managing an estimated value of assets of US$72 billion (approximately MCh$37,199,289) and providing services to approximately 12 million clients. In Chile, the BBVA Group manages assets of MUS$39,253 (MCh$20,380,274) through Provida in a competitive market in which Provida has sustained a leading position over time.

The following chart sets out the related companies comprising Provida’s corporate structure as at December 31, 2011:

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

International Strategy

As of December 31, 2011, the BBVA Group through Provida’s participation is the largest pension group in Latin America, with approximately 12 million participants and more than US$72 billion in assets under management. Provida’s international strategy has focused on the efficiency of its current investments and the analysis of new pension projects in Latin America together with the BBVA Group. Provida’s strategy is to act as a consultant to local AFPs in those countries with large pension markets with the expectation of generating fees for advisory services, while in countries with smaller pension markets; Provida will actively seek new investments in local AFPs.

In accordance with such strategy, certain changes in the investment portfolio of foreign subsidiaries were carried out in recent years to boost the pension franchise with the BBVA Group as described in “Item 4. Information on Provida—A. History and development”.

The main market indicators regarding Provida’s foreign investments hold through its wholly owned subsidiary Provida Internacional S.A. are as follows:

	As of December 31, 2011
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,352,534	27%	1	7,194	24%	3
Ecuador – AFP Génesis	240,086	69%	1	67	67%	1
Mexico – AFORE Bancomer	4,381,799	10%	4	17,719	15%	2

	As of December 31, 2010
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,272,036	27%	1	7,295	23%	3
Ecuador – AFP Génesis	220,320	78%	1	63	72%	1
Mexico – AFORE Bancomer	4,459,695	11%	3	16,206	16%	2

	As of December 31, 2009
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,209,597	27%	1	5,616	23%	3
Ecuador – AFP Génesis	202,520	80%	1	63	72%	1
Mexico – AFORE Bancomer	4,503,980	11%	3	13,216	15%	2

Source: Based on Superintendency of Banks and Insurances in Peru, National Commission for Saving System for Retirement in Mexico, Superintendency of Companies and Stock Markets in Ecuador.

-
Peru-AFP Horizonte. Provida Internacional holds a 15.87% equity interest in AFP Horizonte in Peru, where it has been present since 1993. In 2011, Provida’s share of profits in this equity investee was MCh$2,184, a decrease of 2.8%, (MCh$64), with respect to 2010. This decrease was as a result of losses from mandatory investments in 2011 as compared to the gains obtained in 2010. In 2010, Provida’s share of profits was MCh$2,248, declining by 3.4% (MCh$80) with respect to 2009 due to lower returns generated from mandatory investments in 2010.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder with 100% of the shares. In 2011, this subsidiary generated profits of MCh$3,106, increasing 10.4% (MCh$292) with respect to 2010. This positive result was largely attributable to higher fee income and the positive effect of the depreciation of Chilean peso (10.9%) with respect to the dollar in 2010 (AFP Génesis’ functional currency is the dollar). In 2010, this subsidiary generated profits of MCh$2,813 to Provida Internacional, an increase of 38.5%, or MCh$782, with respect to the amount recorded in 2009. This increase was driven by higher fee income recorded in 2010.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico. In 2011, Provida’s share of profits in this equity investee was MCh$3,802, an increase of MCh$186 (5.1%) with respect to 2010, primarily caused by higher fee income received in the period. In 2010, Provida’s share of profits was MCh$3,616, an increase of MCh$761, (26.7%), with respect to 2009, mainly due to higher fee income received in the period.

The following table describes the total Provida’s share of profits in its equity investees, both foreign and local, for the last three fiscal years:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Net Profit Provida	78,855	91,624	74,442
– Net Profit excluding gains of associated entities (*)	69,144	82,835	67,721
– Share of profit (loss) of foreign associated entities accounted for using equity method (*)	5,986	5,864	5,182
– Share of profit (loss) of local associated entities accounted for using equity method	3,725	2,925	1,539
Share of profit (loss) of associated entities for using equity method/Net Profit	12.3%	9.6%	9.0%

 (*) Profits on associated entities do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches, however, the commercial network has been restructured during recent years pursuant to the new “Top One” assistance model, which integrated pension advisory services and quick-service processing of transactions in branch offices and outsourced collection and payment services in order to focus the customer assistance network. The latter has led to a reduction in the number of branch offices throughout the country from 82 in 2009, the year in which the aforementioned reduction process started, to 59 branch offices in 2010. Provida still maintains 59 branch offices as of December 31, 2011.

As of December 31, 2011, Provida maintained 42 owned offices of which 22 were exclusively used as branch offices, 12 were used as branch offices but partially rented to third parties, 5 were fully rented, 2 remained unoccupied and the remaining 1 was used as an administrative office.

The principal property that Provida owns is its 18-story headquarters building, known as the BBVA Tower, located in the east commercial neighborhood of Santiago and with a total of 13,014.18 square meters. Since 2003, it has been the BBVA Group’s corporate building in Chile, accommodating all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Operations Area is located in downtown Santiago.

Item 4A.   UNRESOLVED STAFF COMMENTS

None.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Critical accounting policies

Financial Reporting Release Section 501.14, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies involved in the preparation of our financial statements in accordance with the International Financial Reporting Standards (IFRS) are limited to those described below. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 4 to the audited Consolidated Financial Statements.

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

As a consequence Provida only maintains a contract for coverage prior to July 2009 that is in a runoff stage, as a result of the modality payment of casualties due to temporary disability period (three years). Therefore, the Company’s results are affected by the cost of the insurance stemming from an insurance contract with expired coverage, depending on the relevant variables evolution at the moment of casualty payments.

For the contract previously mentioned, the Superintendency of Pensions requires AFPs to provision 100% of the contracts’ balances as the minimum amounts, provided by the insurers in their consolidated financial statements. Nevertheless, Provida, through its experience, has concluded that, in certain discount rate scenarios, the insurer’s calculations regarding the required amounts to provision in respect of future disability payments differ from the actual amounts that the insurer will be required to pay.

Even though, the rules of the Superintendency of Pensions do not require AFPs to make additional provisions over those of the insurer, if the AFPs have enough evidence supporting a higher cost of the insurance, they shall establish provisions corresponding to such higher cost.

Provida has developed its casualty model to more accurately accrue the amounts that are required to be paid to disabled participants once their final determination is made. The basic premise is to use Provida’s best estimate, at the time of the initial determination, the information it believes will apply to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments are made, and which updates the discount rates on monthly basis in accordance with discount rate prevailing in the market in order to value the reserves.

The provisions determined under the casualty model represent the Company’s best estimate of the required future payments for life and disability benefits.

The sensitivity analysis below represents the potential changes in fair value, cash flows and earnings based on parameters that in the management’s opinion are the most relevant to determine the insurance obligation, incorporating the factors listed in the table.

	2011
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (**)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.81%	3.09%	3.37%
Rate of return on ICAs	0.00%	0.00%	0.00%
Total Liability (MCh$) (*)	5,807	3,544	1,282

(*) The liability is presented net of financial revenues generated by the insurance contract still in force.
(**) The base case is the casualty rate estimated by the casualty model, which is higher than the amounts in the insurer’s balance sheet and therefore, the amounts estimated by the model were used.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

-
Discount rates: In order to calculate the amount of the required provisions necessary to cover the premiums paid on life and disability insurance, the law requires that the provision be discounted by the market rate for annuities. Commencing in July 2009 as a result of a policy framework originated by the joint insurance bidding process, the insurers could adopt the regulation to value reserves at the prevailing interest market instead of an historical interest rate (minimum of the previous semester when constituting the provision) as if it were a life annuity.

Likewise, Provida estimates the forward rates at the moment of payment for a maximum period of 18 months, since most disability casualties under a temporary disability determination will be paid in such period. Given the high volatility of interest rates, the relevance of such interest rates when determining the liability value and the short term in which such liability will be paid, it has been determined in accordance with the variability of the rates in a term of 5 years, the maximum and minimal amounts that this variable could be with a 95% of trust. Such rates are segmented for future periods of expiration of these obligations (6, 12 and 18 months). During the year 2011, Provida used an average discount rate of 3.09% to economically value the reserves for casualties of its affiliate portfolio (base scenario), while the insurance company valued such reserve at 3.11%. This difference in rate explains the difference between the value of the liability under Provida and the amount acknowledged by the insurance company.

In order to establish the most likely positive and negative scenarios, the historical volatilities were calculated (standard deviation) and an average rate (3.09%) was applied, resulting in a minimal rate of 2.81%, while in the most likely positive scenario the maximum rate was 3.18%.

-
Returns on participants’ individual capitalization accounts: Participants have a positive balance in their individual capitalization accounts, and this balance is subject  to the pension funds returns over the three years following the establishment of the initial reserve for disability  until the final disability determination is made. The insurer’s calculations do not take into account that the participant’s individual capitalization account will grow over such three-year period, and for sensitivity purposes, Provida has used the same criteria in this period of evaluation due to high volatility experienced by pension fund returns.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled participants in light of a certain percentage of participants that receive an initial disability entitlement determination and die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled participants will die prior to the final determination of their disability. As the contract is in a run off stage until June 30, 2013, Provida has assumed the same criteria of the insurance company.

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

Finally, it is important to note that this expense has been decreasing due to proximity of the expiration date of such contract, which will be on June 30, 2013.

In accordance with IFRS criteria, the Company must maintain its liability at fair value and given the low discount rates used in the casualty model to discount disability payments, the casualty rate estimated by the model is higher than the amounts established in the insurers’ balance sheets and therefore, the amount given by the model was used as basis to estimate provisions for the year ended on December 31, 2011 as occurred in the year 2010.

However, under the rules of the Superintendency of Pensions, Provida must apply the discount rate of the insurer to the provision should it be lower than the casualty model, a situation that has not occurred as of and for the years 2009, 2010 and 2011.

Mandatory investments

The principal financial investments of Provida are mandatory investments which aim to guarantee the minimum return required by law equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated according to instructions issued by the Superintendency of Pensions. Mandatory investments represented approximately 50% of total consolidated assets as of December 31, 2011 and 2010, respectively. As established in D.L. 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each one of the pension funds. This minimum rate of return is based on the weighted average real rate of return of all pension funds of the AFP system, over a 36-month period. This requirement has been determined in accordance with the different portfolio compositions, requiring a larger margin for those with a greater investment in variable income securities and therefore potentially subject to higher volatility (Funds Type A and B). If for a certain month the rate of return of a pension fund was lower than the minimum rate of return requirement, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within fifteen days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

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

Introduction to Provida’s operating results

The following discussion should be read in conjunction with the audited Consolidated Financial Statements of Provida and its Subsidiary, and the Notes thereto included elsewhere in this annual report. See “Item 18. Financial Statements”.

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

The principal source of revenues from operations for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) is the fees charged to contributors in connection with deposits of their monthly mandatory contributions. Therefore, the revenues from operations of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%. In July 2009, the variable fee decreased by 1.54% due to the Pension Reform Law’s elimination of AFPs’ individual obligation to provide life and disability insurance (See “Item 3. Key Information—Recent regulatory changes”) and has remained the same during the years 2010 and 2011. For voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each transfer of funds from other institutions and a yearly fee of 0.56% over administered funds for voluntary pension savings. In relation to voluntary accounts, in October 2008 Provida started to charge a variable fee of 0.92% for administered balances and eliminated the fixed fee for withdrawals. Additionally, the Company charges a variable fee of 1.25% over the pensions for programmed withdrawals. With respect to pensions for programmed withdrawals or temporary incomes, the Company charges a variable fee of 1.25% over the pensions. Additionally, the Company charges a fixed fee of Ch$1,250 for transferring contributions of voluntary participants to other institutions (See “Item 4. Information on Provida—B. Business overview—Primary revenues”).

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

The following table sets forth the composition of Provida’s revenues from operations and expenses for the periods indicated:

	As of December 31,
REVENUES FROM OPERATIONS:	2011	2010	2009
Fee income	93.7%	76.9%	79.1%
Gains (losses) on mandatory investments	-2.3%	12.9%	15.4%
Other revenues from operations	8.6%	10.2%	5.5%
TOTAL REVENUES FROM OPERATIONS	100%	100%	100%
Source:  Superintendency of Pensions

	As of December 31,
EXPENSES FROM OPERATIONS:	2011	2010	2009
Life and disability insurance premium	-3.5%	3.3%	46.1%
Employee expenses	45.6%	43.1%	25.9%
Depreciation and amortization expenses	12.2%	11.1%	8.7%
Loss on impairment	0.0%	0.8%	0.0%
Miscellaneous other operating expenses	45.7%	41.7%	19.3%
TOTAL EXPENSES FROM OPERATIONS	100%	100%	100%
Source:  Superintendency of Pensions

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2011	2010	2009
Number of contributors	1,786,857	1,785,997	1,745,147
Administrative personnel	909	898	1,035
Sales personnel	433	460	519

Source:  Superintendency of Pensions

Operating results for the years ended December 31, 2011 and 2010

Provida recorded a profit after taxes of MCh$78,855 for the year ended December 31, 2011, a decrease of 13.9% as compared to the profit after taxes of MCh$91,624 for the year ended December 31, 2010.

The following is a year-to-year comparison by major income statement line item for the years ended December 31, 2011 and 2010.

Revenues from operations

In fiscal year 2011, total revenues from operations were MCh$149,778, a decrease of MCh$19,563 or 11.6% as compared to the prior fiscal year. This result was primarily caused by lower gains from mandatory investments of MCh$25,355, which was partially offset by higher revenues of MCh$5,792. An explanation of variations for each class of revenues from operations for the fiscal year 2011 as compared to the fiscal year 2010 is described below:

In fiscal year 2011, revenues were MCh$153,248, an increase of MCh$5,792 or 3.9% with respect to the fiscal year 2010. This increase is mainly explained by the combined effect of higher fee income of MCh$10,086, and increased revenues from mandatory contributions, which was partially offset by lower other revenues of MCh$4,294, due to lower financial revenues recorded in the period.

Fee income was MCh$140,359 in fiscal year 2011, an increase of MCh$10,086 (or 7.7%) as compared to fiscal year 2010. This increase was mainly attributable to higher mandatory contributions of MCh$9,359 as a result of higher participant’s salary base (7.4%), and also higher revenues on pension payments to pensioned participants (MCh$423 or 18.6%) and administration of voluntary savings (MCh$304 or 16.5%).

As a result of the previously mentioned growing trend of its participants’ salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of number of participants, 37% in terms of contributors, 30% in terms of salary base and 29% in total assets under management in the fiscal year 2011. In figures, the average number of contributors was 1,786,857; the monthly average salary base was around MUS$1,450, and the assets under management were MUS$39,253 as of December 31, 2011.

Other revenues were MCh$12,889 in fiscal year 2011, decreasing by MCh$4,294 (25.0%), with respect to fiscal year 2010. This decrease was basically due to lower financial revenues of MCh$4,975 stemming from the contract of the life and disability insurance, expired in June 2009 and currently in a runoff stage. The latter has implied that only payments for casualty rate are recorded, therefore cash flows have decreased, as well as lower returns generated in the period in conformity with the insurance company contract.

In fiscal year 2011, there were losses on mandatory investments of MCh$3,470, a decrease of MCh$25,355 with respect to the gains recorded in fiscal year 2010. The weighted average nominal return of pension funds was -1.44% in fiscal year 2011 as compared to the nominal return of +12.18% recorded in fiscal year 2010. The nominal returns per fund type in 2011 were: Type A -8.13%, Type B -4.41%, Type C -0.41%, Type D +3.93% and Type E +8.26%.

The negative overall return in the year was triggered by the losses recorded in the foreign stock markets (MSCI World -7.6%: Japan -17.3% and Europe -8.5%; MSCI Emerging -20.5%: China -21.7%, Russia -21.7%, Brazil -17.2% and Mexico -3.1%), and the local stock market (IPSA -15.2%). These losses were slightly offset by better results achieved by local and foreign fixed income given the decrease of interest rates.

While 2011 is the first year with negative returns after the financial crisis of 2008, the two situations are not comparable and losses in 2011 are much lower. However, it is important to note that the volatility and uncertainty are inherent to the economies and their capital markets and thus the private pension system.

Additionally, it is a continuing focus of the Company to perform a detailed review of direct and indirect investments in issuers, both domestic and foreign to reduce potential credit risks. It should be noted that throughout the year the Company did not hold any exposure to European sovereign debt assets.

Expenses from operations

In fiscal year 2011, total expenses from operations were MCh$67,150, a decrease of MCh$4,746 or 6.6% as compared to the prior fiscal year. This decrease was basically caused by the combined effect of a credit recorded for life and disability insurance premium, with a variation of MCh$4,664; the nil expense in impairment losses in 2011 as compared to the expense of MCh$556 recognized in 2010 and lower employee expenses of MCh$379. These decreases were partially offset by an increase of MCh$657 in miscellaneous other operating expenses and an increase in depreciation and amortization costs of MCh$195. An explanation of variations for each class of expenses from operations for fiscal year 2011 as compared to fiscal year 2010 is provided below.

Life and disability insurance premium recorded a credit of MCh$2,326 in fiscal year 2011, with a positive variation of MCh$4,664 as compared to an expense recorded in fiscal year 2010.

This result was primarily attributable to lower average forward rates at the end of year 2010 as compared to average forward rates expected at the end of year 2011 (3.01% in December 2010 versus 3.09% in December 2011), which resulted in a reversal in the provision for casualty rate, with a variation of MCh$4,385 with respect to fiscal year 2010. The reversal of provisions was determined by the difference between the amount required at the end of year 2010 using the most accurate available information, and the amount estimated by Provida’s model as of December 31, 2011.

In addition, a lower expense in temporary premium of MCh$279 was recorded in 2011, since in fiscal year 2010 a greater amount of residual and uncredited contributions were processed.

Finally, it is important to note that Provida currently maintains the obligation in respect of casualties pending of payment under the temporary disability determination that remain under coverage as of June 30, 2009, and the expiration of the contract is determined for the next 48 months, that is, June 30, 2013, by mutual consent of the parties.

Employee expenses amounted to MCh$30,605 in fiscal year 2011, a decrease of MCh$379, or 1.2%, as compared to fiscal year 2010. This result was driven by lower wages and salaries of sales personnel, and lower indemnities, which was partially offset by higher wages and salaries of administrative personnel and higher short term benefits.

Total wages and salaries of administrative personnel were to MCh$17,287 in fiscal year 2011, increasing MCh$1,351 or 8.5% as compared to 2010. This result was driven by higher expenses incurred in fixed salaries that were inflation adjusted; accrued vacations in view of the decreased reversal of provisions due to lower use of vacations and seniority awards due to the higher provision for the new seniority award for 30 years of permanence in the Company. It added to the above, the superior expense in wages and salaries of administrative personnel recorded by the associated entity Genesis in Ecuador.

In figures, the average administrative staff amounted to 909 workers in fiscal year 2011, while in fiscal year 2010 it was 898, an increase of 1.2%. By comparing the end of each period, the administrative staff increased by 3.5%, from 890 in December 2010 to 921 workers in December 2011.

Total wages and salaries of sales personnel amounted to MCh$9,208 in fiscal year 2011, a decrease of MCh$1,314 or 12.5% with respect to fiscal year 2010. This positive variation was basically caused by lower variable compensation paid, in turn attributable to lower commission paid to sales agents due to a smaller staff, as well as the lower expense recorded in wages and salaries of sales personnel recorded by the associate Genesis in Ecuador. The latter was partially offset by a higher provision made for the seniority award made to 30-year Company employees and increased fixed salaries in view of inflation adjustments, and increases in gross salaries as established in the collective agreement.

In figures, the average number of sales employees was 433 workers in fiscal year 2011, a decrease of 5.9% with respect to the average number maintained in fiscal year 2010 (460 sales agents). By comparing the end of each period, the sales force decreased by 3.4% from 444 salespeople in December 2010 to 429 in December 2011.

Short-term benefits to employees were MCh$2,500 in fiscal year 2011, increasing by MCh$635 or 34.0% as compared to fiscal year 2010 due to higher provisions required for bonuses.

Indemnities paid in fiscal year 2011 were MCh$1,611, a decrease of MCh$1,050 or 39.5% compared to fiscal year 2010. This decrease is due to lower indemnities paid to administrative personnel for MCh$1,251, as well as to sales personnel for MCh$1,409.

Depreciation and amortization expenses totaled MCh$8,207 in fiscal year 2011, an increase of MCh$196 or 2.4% with respect to fiscal year 2010 mainly due to the following:

Depreciation expense was MCh$2,353 in fiscal year 2011, an increase of MCh$113 or 5.1% compared to fiscal year 2010. This increase was mainly caused by higher depreciation largely attributable to purchases of computer hardware made in the period.

The amortization expense was MCh$5,854 in fiscal year 2011, an increase of MCh$82 or 1.4% with respect to fiscal year 2010, due to higher amortization costs in the period, related to software internal development enhancements made in the period.

Impairment losses were nil in fiscal year 2011, a decrease of MCh$556 as compared to the impairment loss recognized in fiscal year 2010 due to furniture repairs due to damage caused by the earthquake that occurred in Chile in February 2010.

Miscellaneous other operating expenses were MCh$30,681 in fiscal year 2011, an increase of MCh$673 or 2.2% compared to fiscal year 2010 due to the following:

Marketing expenses were MCh$1,784 in fiscal year 2011, an increase of MCh$243, or 15.8%, compared to fiscal year 2010. This increase was basically caused by higher expenses in administration of publicity due to creative services and events and promotions.

Data processing expenses were MCh$3,794 in fiscal year 2011, an increase of MCh$524 or 16.0% with respect to fiscal year 2010. This result was caused by higher host maintenance and installations expenses related to minor developments required in the period that are not qualified as investments, basically normative requirements and enhancements in systems. Additionally, higher expenses were recorded in host maintenance with related companies in view of small enhancements that did not extend the useful life of the asset.

Administration expenses were MCh$22,139 in fiscal year 2011, a decrease of MCh$339 or 1.5% compared to fiscal year 2010. This decrease was mainly attributable to lower advisory expenses, due to a decreased installment payment for outsourcing services paid to BBVA Servicios Corporativos and services related to the collection for unpaid contributions (DNPA for its Spanish acronym). In addition, lower operational write-offs were recorded due to adjustments made in provisions that were not required, since the level of operating errors has decreased.

Other expenses from operations are associated with expenses incurred for evaluation and qualification of disability status of participants and remuneration of the Board of Directors, which amounted to MCh$2,947 in fiscal year 2011, higher by MCh$229 or 8.4% with respect to the fiscal year in 2010. This result was explained by higher compensation paid to the Board of Directors, due to per diem paid to Spanish Directors, an expense that was not incurred in 2010.

Other income (expenses)

Financial income (expenses) was MCh$1,553 in fiscal year 2011, an increase of MCh$1,271 or 451.0% with respect to fiscal year 2010, due to the higher liquidity levels for the Company’s and better returns obtained from such investments, which consist primarily of time deposits.

In the fiscal year 2011, share of profit (loss) from equity accounted associates was MCh$9,711, an increase of MCh$922 or 10.5% with respect to fiscal year 2010. This increase was the outcome of better results generated by the local associates, which contributed in the aggregate of MCh$800, given the positive development of revenues on sales by Previred and fee income in the case of AFC; as well as the positive contribution of MCh$186 made by AFORE Bancomer in Mexico due to its higher fee income. The above was slightly offset by the lower result recorded by AFP Horizonte in Peru of MCh$64, basically due to lower gains in mandatory investments.

Other non-operating revenues were MCh$3,050 in fiscal year 2011, an increase of MCh$486 or 19.0% as compared to fiscal year 2010. This result was attributable to the profit from the sale of real estate assets not used by the Company and the reversal of provision in labor litigation from previous years, as the final determination was favorable for the Company. Provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as revenues. The latter was partially offset by lower rentals revenues. For more information on litigation provisions, see Notes 22 and 31 to the audited Consolidated Financial Statements.

Income tax expense

Income tax expense was MCh$17,712 in fiscal year 2011, higher by MCh$272 or 1.6% with respect to the fiscal year 2010. This result was driven by a lower tax expense caused by decreased profits before taxes which was partially offset by the effect of increased tax rates from 17% in 2010 to 20% in 2011. The tax rate for companies effective for 2012 is 18.5%.

Profit

During fiscal year 2011, the Company recorded a profit of MCh$78,855, a decrease of MCh$12,769 or 13.9% compared to the profit recorded in fiscal year 2010. This decrease was basically caused by losses from mandatory investments, which were partially offset by the remarkable result obtained from the Company’s recurring business, defined as revenues minus life and disability insurance premium, personnel expenses and miscellaneous other operating expenses, which increased by 12.1% or MCh$10,178 with respect to the fiscal year 2010.

Operating results for the years ended December 31, 2010 and 2009

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

Expenses from operations

In fiscal year 2010, total expenses from operations were MCh$71,897, a decrease of MCh$61,461 or 46.1% as compared to the prior year. This decrease was basically caused by lower life and disability insurance premium of MCh$69,157; decreased employee expenses of MCh$3,521; decreased depreciation and amortization expenses of MCh$3,579 which were partially offset by an increase of MCh$4,239 in miscellaneous other operating expenses and an increase for impairment losses of MCh$556. An explanation of variations for each class of expenses from operations for fiscal year 2010 as compared to fiscal year 2009 is provided below~~:~~.

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

Other income (expenses)

Share of profit (loss) from equity accounted associates is highlighted amounting to MCh$8,789 in fiscal year 2010, higher by MCh$2,068 or 30.8% with respect to fiscal year 2009. This increase was the outcome of higher profits generated by local subsidiaries that contributed in the aggregate of MCh$1,386 due to higher fee income generated by AFC and fees on sales from PreviRed, adding a higher result achieved by AFORE Bancomer in Mexico (MCh$761) due to higher levels of fee income received. The above was partially offset by lower profits generated by AFP Horizonte in Peru (MCh$80) due to lower gains on mandatory investments recorded in 2010.

Income tax expense

Income tax expense was MCh$17,440 in fiscal year 2010, higher by MCh$2,991 or 20.7% with respect to the fiscal year 2009, basically due to higher profit before taxes recorded in the period.

It is important to note that on July 31, 2010, the Law N˚20,455 was published in order to finance the country’s reconstruction, after the earthquake occurred on February 27, 2010, by temporarily increasing the tax rate at 20.0% for the commercial year 2011 then decreasing to a 18.5% tax rate for the commercial year 2012 and returning back to a 17.0% tax rate in commercial year 2013.

Profit

During fiscal year 2010, the Company had profit of MCh$91,624, an increase of MCh$17,182 or 23.1% compared to the profit recorded in fiscal year 2009. This performance is sustained by recurring business, where revenues minus life and disability insurance premium, personnel expenses and miscellaneous other operating expenses increased by MCh$24,722 or 41.6% compared to fiscal year 2009, totaling MCh$84,127 at the end of fiscal year 2010. The key drivers of this result were the growth in the salary base of participants, accompanied by a decrease in expenses from operations specifically, life and disability insurance premium, partially offset by lower gains on mandatory investments.

Impact of inflation and price-level restatement

Under IFRS Provida no longer applies price-level restatement.

B.	Liquidity and capital resources

Overview

The Company’s principal uses of funds are payments of personnel remunerations and other expenses from operations, replenishment of mandatory investments and dividend payments. Provida has financed these expenses by using cash generated from its operations, as well as through short-term debts. Management considers that these sources of funds will be sufficient to finance contemplated capital requirements, as well as payments of its obligations. Due to the nature of its business, Provida has significant cash flows related to fees received from mandatory and voluntary pension savings, which are expected to remain at similar levels as those recorded in recent years. Additionally, management considers that the expected growth of its customer portfolio will continue to increase its working capital requirements, for which~~,~~ the Company would be well positioned to finance such requirements.

In 2009, the net variation in cash and cash equivalents was positive by MCh$10,898 (MUS$21), due to net positive cash flows originated by activities from operations. During 2010, the net variation in cash and cash equivalent was negative by MCh$3,323 (MUS$2) as a result of the negative cash flows stemming from financing activities. In 2011, the variations in cash and cash equivalent were negative by MCh$1,074 (MUS$6) due to net negative cash flows originated from financing and investment activities, which was partially offset by the positive cash flows originated from operations.

In 2012, Provida expects that the major cash outflows may include:

-	Budgeted capital expenditures of MCh$3,500 (MUS$7); and
-	Budgeted dividends of MCh$59,000 (MUS$114).
-
Regarding payments and refinancing of short-term contractual obligations, Provida is not expecting to require short term financing as it will generate enough resources to comply with its operating cycle.

Moreover, capital requirements for 2012 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long -term financing needs. The financing of working capital is expected to be covered by Provida’s own resources, since Provida has generated significant cash flows from its operations and a portion of the related profits has remained in the Company. See “—D. Tabular disclosure of contractual obligations”.

Sources and uses of funds

Cash and working capital. The Company has recorded positive working capital of MCh$29,062 (MUS$56), MCh$23,512 (MUS$45) and MCh$13,697 (MUS$29) as of December 31, 2011, 2010 and 2009, respectively. These higher liquidity levels in the past three years are the result of a decrease in the life and disability insurance obligation and higher revenues from our recurring business.

Net cash provided by operating activities. Net cash provided by operating activities was MCh$85,947 in 2011, representing an increase of MCh$18,221 with respect to net cash provided by operating activities in 2010. The increase was explained by the combined effect of: (i) higher fee income received of MCh$9,755 with respect to 2010, driven by the higher client’s salary base in 2011, (ii) lower other payables from operations of MCh$8,402 with respect to 2010; and (iii) higher other inflows from operations of MCh$7,526 with respect to 2010, related to the lower balance of additional contributions receivable from insurers. The above was partially offset by increased taxes on profits of MCh$5,485 due to the increase in tax rate to companies from 17% in 2010 to 20% in 2011.

Net cash provided by operating activities was MCh$67,726 in 2010, representing an increase of MCh$30,477 with respect to net cash provided by operating activities in 2009. The increase is explained by the following: (i) lower life and disability insurance premium paid for MCh$80,930 in 2010 as compared to 2009 which was caused by the Pension Reform Law’s change of the individual responsibility for AFPs to provide life and disability benefits; (ii) lower total remunerations paid in 2010 as compared to 2009 for MCh$5,686 mainly by a decrease in number of staff employees due to the outsourcing of certain supporting services in non-core areas and lower benefits for bonuses due to reduced total administrative employees; (iii) higher dividends received from related companies of MCh$706 in 2010 as compared to 2009; and (iv) other cash increases of MCh$165. The aforementioned increases were partially offset by the following effects: (i) a decrease in fee income received of MCh$38,558 in 2010 as compared to 2009 caused by lower fee charged to participants beginning July 2009, the average fee in 2010 was 1.54% as compared to average fee in 2009 of 2.18% in connection with the change of the coverage of the life and disability benefits previously mentioned ; (ii) higher income tax paid of MCh$3,455 in 2010 as compared to 2009; and (iii) increased other net cash outflows from operations of MCh$14,997 in 2010 as compared to 2009 related to outsourcing of pension and saving payment services.

Net cash used in investing activities. Net cash used in investing activities was MCh$16,560 in 2011, increasing by MCh$8,087 as compared to net cash used in investing activities in 2010. The increase in use of funds from investing activities in 2011 was mainly due to higher other cash outflows of MCh$11,237 paid in 2011 as compared to 2010, referred to investments in time deposits, which were partially offset by higher net cash generated by the purchase/sale of shares from mandatory investment purchases for a net amount of MCh$3,150 with respect to 2010.

Net cash used in investing activities was MCh$8,473 in 2010, increasing by MCh$1,169 as compared to net cash provided by in investing activities in 2009. The increase in use of funds from investing activities in 2010 was mainly due to higher other cash outflows of MCh$2,076 paid in 2010 as compared to 2009 which were partially offset by lower use of funds in 2010 as compared to 2009 in mandatory investment purchases for a net amount of MCh$907.

Net cash used in financing activities. The Company’s net cash used in financing activities increased by MCh$7,884 in 2011, from MCh$62,577 in 2010 to MCh$70,460 in 2011. The increase in cash used in financing activities is mainly attributable to higher dividends paid to shareholders due to better results achieved by the Company, which were MCh$69,760, higher by MCh$7,825 in 2011 as compared to MCh$61,935 in 2010.

Net cash used in financing activities increased by MCh$43,530 in 2010 to MCh$62,577 as compared to MCh$19,047 in 2009. The increase in cash used in financing activities is primarily explained by higher dividends paid to shareholders which were MCh$61,935 in 2010 as compared to MCh$19,088 of dividends paid in 2009 due to better results obtained by the Company.

C.	Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.	Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2011:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	MCh$	MCh$	MCh$	MCh$	MCh$
Contractual Obligations
Life and Disability Insurance	5,780	5,780	-	-	-
Outsourcing contracts	53,648	5,200	10,932	11,684	25,832
Total Contractual Obligation	59,428	10,980	10,932	11,684	25,832
Commercial Commitments
Bank lines overdrafts	-	-	-	-	-
Capital lease contracts	418	63	120	104	131
Total Commercial Commitments	418	63	120	104	131

In the last two years, Provida’s most important contractual obligations are those related to the contract for outsourcing services, which will have a duration of ten years. The rest of Provida’s obligations related to outsourcing services represent the one -month lag for receipt of payment. Consequently, from year one on, there is no obligation for this concept. See Note 25 to the audited Consolidated Financial Statements.

In previous years, Provida’s most significant contractual obligation related to the life and disability insurance policy entered into with BBVA Seguros de Vida S.A. Beginning on June 2009, as per the modification introduced by the Pension Reform Law in relation to the joint bidding process of the life and disability insurance, the AFPs are no longer responsible for such insurance. Thus, premiums originally established with the life insurers for granting benefits are not paid by AFPs, but AFPs are responsible for casualties under coverage until June 30, 2009.

The use of the banks’ credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2011, the unused lines of credit amounted to MCh$62,000. Finally, Provida’s capital leases are basically connected with the financing of property, plant and equipment.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Provida’s Directors as of December 31, 2011 were as follows:

Directors (1) (2)	Position	Current position held since	Expiration of current term
Joaquín Cortez Huerta(3)	Chairman of the Board of Directors	2011	2013
Jesús del Pino Durán	Vice-Chairman	2007	2013
Luis Fernando Ferreres Crespo	Director	2007	2013
Francesc Jorda Carré	Director	2010	2013
José Martos Vallecillos	Director	2011	2013
María Cristina Bitar Maluk	Director	2010	2013
Jorge Marshall Rivera	Director	2010	2013
Jorge Granic Latorre	Alternate Director	2009	2013
Osvaldo Puccio Huidobro	Alternate Director	2010	2013

(1)	None of the above mentioned Directors and Executive Officers individually owns one percent or more of shares in Provida.
(2)	The Board of Directors was elected during the Ordinary Shareholder’s meeting held on April 29, 2011. In such meeting Mr. Joaquín Vial Ruiz-Tagle was designated as Chairman of the Board of Directors.
(3)
During the Ordinary Shareholder’s meeting held on October 19, 2011, the designation of Mr. Joaquín Cortez Huerta as a new Chairman of the Board, was unanimously approved by the Board of Director’s members, replacing Mr. Joaquín Vial Ruiz-Tagle, who submitted his voluntary resignation from that position in such date.

Joaquín Cortez Huerta is the Chairman of the Board and has been Director of Provida since October 19, 2011. He received a commercial engineering degree from the Catholic University of Chile and a Master of Arts in economics from the University of Chicago in the United States. Before his designation as a Chairman of the Board of Directors, he was the Chief Investment Officer since July 2008 and previously, he held the same position between 1996 and April, 2007.

Jesús del Pino Durán is the Vice-Chairman of the Board and Director of Provida and has been Director of Provida since 2007. He received a degree in law and economics from the University of Seville and PADE Master in IESE, Spain.

Luis Fernando Ferreres Crespo is Director of Provida since 2007. He received a chemical engineering degree from the Universidad de Lejona (País Vasco), Spain.

Francesc Jorda Carré is Director of Provida since 2010. He received his economics degree from UNED in Madrid, Spain.

José Martos Vallecillos is Director of Provida since 2011. He received his degree in Information Sciences from the Universidad Autónoma de Barcelona, Spain and a law degree from the Universidad de Barcelona, Spain.

María Cristina Bitar Maluk is Director of Provida since 2010. She received her economics degree with a minor in Sociology from Dartmouth College in the United States, a Master of Business Administration from Tulane University and a Master of Business Administration from the University of Chile.

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

Provida’s senior management as of December 31, 2011 was as follows:

Senior Management (1)	Position	Current position held since	Expiration of current term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Gonzalo Camargo Cárdenas (2)	Chief Investment Officer	2011	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Magaly Pacheco Mena	Chief Operational Officer	2010	N/A
Rodrigo Peña Socías	General Counsel	2009	N/A
Victor Ogno Canales	Controller	2010	N/A
Mauricio Araya Ahumada	Human Resources Manager	2006	N/A
María Paz Yáñez Macías	Planning and Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A

N/A: Not applicable

(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in Provida.
(2)
Mr. Gonzalo Camargo Cárdenas assumed the position of Chief Investment Officer on October 19, 2011, replacing Mr. Joaquín Cortez Huerta who was designated as the Chairman of the Board of Directors of AFP Provida.

Ricardo Rodríguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina. Previously, he was Commercial Chief Officer in AFJP BBVA Consolidar in Argentina.

Gonzalo Camargo Cárdenas is the Chief Investment Officer since October 19, 2011. He received an economics degree from the Catholic University of Peru, and a Master of Science in Finance and Economics from the Centro de Estudios Monetarios y Financieros (CEMFI), Spain and a Doctorate in Economics from the Catholic University of Peru. Previously, he held the position of Investment Officer in AFP Horizonte Peru and CEO in the Administradora de Fondos Mutuos de BBVA Banco Continental in Peru.

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

Rodrigo Peña Socías is General Counsel since 2009. He received a law degree and a master degree in economics and business administration from the Gabriela Mistral University, Chile.

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

The per diem compensation paid by Provida to all Directors during the fiscal year 2011 was an aggregate of MCh$570, a 111.6% increase year-over-year. The detail of per diem paid in 2011 was as follows:

Per Diem
Directors	(MCh$)
Joaquín Vial Ruiz-Tagle(1)	55
Joaquín Cortez Huerta	11
Jesús del Pino Durán	88
Jorge Marshall Rivera	66
María Cristina Bitar Maluk	66
Luis Ferreres Crespo	66
Francesc Jordá Carré	67
José Martos Vallecillos	61
Jorge Granic Latorre	43
Osvaldo Puccio Huidobro	47
Total	570

(1)	Mr. Joaquín Vial Ruiz-Tagle received per diem amounts during the year 2011 until cessation of his service as Director on October 19, 2011.

None of the Directors have service contracts with the Company or any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2011, including 21 managers (area and division), 7 deputy managers and 19 department chiefs, was MCh$3,652. Severance payments made during 2011 to all executives who left the Company for different reasons totaled MCh$453.

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

As a consequence of modifications introduced by Law Nº20,382 regarding Corporate Governance in the Chilean Corporation Law, Directors of Corporations, such as AFPs, complying with certain requirements, must also meet independence criteria instructed by this law, similar to those criteria established in Law Nº 20,255 –Pension Reform Law- in relation to the autonomous nature of a Director. Two of the current Directors of Provida meet the requirements of autonomy and independence as per the applicable Chilean Law.

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

At the beginning of 2010, the Law Nº20,382 on Corporate Governance become effective, which modified the Chilean Corporation Law by instructing the Corporations satisfying certain requirements appointed in such law, must have a Directors’ Committee composed of 3 members, with a majority being independent. In this context, during the Ordinary Shareholder’s meeting held on April 29, 2011, Provida elected the new members of the Directors’ Committee, two of them met the requirement of independence as determined by the applicable Chilean laws.

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

The members of the Directors’ Committee are elected by the Board of Directors. For the fiscal year 2011, the Directors’ Committee consisted of Mr. Jesús del Pino Durán, who was also designated as the “financial expert” of the Directors’ Committee; Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera. This Committee met twelve times in 2011 during which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez; the Responsible Controller, Mr. Victor Ogno; the Committee Secretary, Mr. Rodrigo Peña, and occasionally, the partners of the external auditing firm, Deloitte and managers of the various AFP Provida Divisions.

During the fiscal year 2011, the Directors’ Committee did not incur any expenses except those in relation to the compensation of its members. The total fees paid in 2011 for participation in the Directors’ Committee was as follows:

Fees
Directors	(MCh$)
Jorge Marshall Rivera	22
María Cristina Bitar Maluk	22
Total	44

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that is comprised by directors: Mr. Joaquín Cortez Huerta, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera.

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

The Pension Reform Law (Law N° 20,255) establishes that a board of directors must be composed of a minimum of five directors, two of them being considered as “autonomous” according to the criteria established in the Pension Reform Law. Each autonomous Director must have an Alternate Director that satisfies the autonomy requirements established for regular Directors. The Law N°20,382 regarding Corporate Governance also establishes the independence criteria that a Director of a Chilean Open Corporation must satisfy.

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
According to the current Chilean Corporation Law, Chilean Open Corporations with an equity market value equal to or greater than UF 1,500,000, and where at least 12.5% of its total voting shares are held by individual shareholders controlling or owning less than 10% of voting shares, must have a Directors’ Committee, as the case of Provida. In conformity with such Law, the Directors’ Committee must be comprised by three members, with a majority satisfying the independence requirement.

In the Board of Directors’ meeting held on May 29, 2001, Provida’s Board elected its first Directors’ Committee. This Committee assumed the functions of the former Auditing Committee required existing under the Chilean Law, and it has two independent Directors.

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

Under Section 303A.00 Provida is permitted to follow Chilean law in lieu of the relevant NYSE Corporate Governance Rule. The Company has a Code of Conduct which governs the Company’s business conduct and ethics for directors and employees. See “Item 16B. Code of Ethics”.

The above description of the differences between the NYSE Corporate Governance Standards and the corporate governance practices applicable to Provida under Chilean Law is included in an English version on our website at www.bbvaprovida.cl.

D.	Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operational area as of December 31, 2011:

Total number of employees as of December 31, 2011: 1,350 employees

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the Marketing and Sales Area Officer, the Investment Area Officer, the Operational Area Officer, the Risk Manager, the Planning & Control Manager, the Pension Marketing Manager, the Pension Account Manager, the Controller of Auxiliary Accounting Data and a staff composed of the General Counsel, the Controller, the Human Resources Division Manager and Compliance Manager and Information Security Manager.

As of December 31, 2011, Provida had 1,350 employees, 429 of which were members of the sales force, representing 32% of Provida’s total staff. As of December 31, 2010, Provida had 1,334 employees, of which 444 were members of the sales force, representing 33% of its total staff. As of December 31, 2009, Provida had 1,452 employees, of which 466 were members of the sales force, representing 32% of its total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. Its membership represented 31.3% of the Company’s total employees as of December 31, 2011, of which 310 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its members are only administrative employees representing 25.0% of the Company’s total employees as of December 31, 2011.

In December, 2010 a new collective bargaining agreement was executed between Provida and Labor Union Nº1 and Labor Union Nº 2, which resulted in collective agreements that will be in effect until January 31, 2013 and December 31, 2013, respectively.

E.	Share ownership

The number of shares owned by Provida’s Directors and Executive Officers as of December 31, 2011 is the following:

Name of shareholder	Position	Number of shares of common stock owned
Carlo Ljubetic Rich	Officer	28,589

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Provida is a publicly traded corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Since July 1, 1999, Provida has been controlled by its major shareholder BBVA Inversiones Chile S.A., which currently owns 51.62% of issued shares in the Company but has no special voting rights. The remaining subscribed and paid shares are distributed between small local and foreign investors, including executives of Provida who each have an individual participation lower than 1% of the issued share capital. No major shareholder has special voting rights.

As of December 31, 2011, share ownership was as follows:
Name of shareholder	Number of shares of common stock owned	Percentage of ownership
BBVA Inversiones Chile S.A. (1)	171,023,573	51.62%
The Bank of New York (2)	76,705,065	23.15%
Penta Corredores de Bolsa S.A. (3)	19,720,879	5.95%
Larraín Vial Corredora de Bolsa S.A.	9,433,912	2.85%
Bolsa Electrónica de Chile Bolsa de Valores	8,624,383	2.60%
Banchile Corredores de Bolsa S.A.	4,185,697	1.26%
Directors and executive officers	28,590	0.01%

(1)	Corporation incorporated in Chile and whose major shareholder is Banco Bilbao Vizcaya Argentaria, Spain.
(2)	Depositary Bank of ADS, Banco Itaú acting as custodian.
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

In recent years, Provida has entered into transactions with companies under common control belonging to the BBVA Group (the “BBVA Group”) including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., BBVA Chile S.A., BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A., Banco Bilbao Vizcaya Argentaria S.A. (Spain), BBVA Servicios Corporativos Ltda., BBVA Corredora Técnica S.A. and Aplica Soluciones Tecnologicas Chile Ltda.

BBVA Inversiones Chile S.A. is Provida’s major shareholder. The transactions entered into with this entity related to the licensing by BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and maintenance services, both corrective and developing, of the Unified Platform used in the Maintenance Center of BBVA Inversiones Chile S.A. The two parties also entered into a lease agreement of offices and self-service centers.

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

BBVA Compañía de Seguros de Vida S.A. This entity is part of the BBVA Group. On January 1, 2005, BBVA Compañía de Seguros de Vida S. A. was awarded the bidding of Provida’s life and disability insurance until June, 2009. This contract was amended in September 2010 regarding the applicable measurement period. See “Item 10. Additional Information—C. Material Contracts”.

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

Administradora de Fondos de Cesantía Chile S.A. (“AFC”) This is a subsidiary in which Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed this entity’s debt in the aggregate amount of UF 400,000, of which Provida has guaranteed MCh$3,371 (approximately MUS$6) in proportion to its equity interest in AFC. This guarantee is required under certain of AFC’s credit agreements, specifically those in relation to guaranty bills and promissory notes. The guarantee will expire on April 25, 2013. In addition, Provida is paid by AFC for rendering technological support and technological advisory services.

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

Aplica Soluciones Tecnologicas Chile Ltda. There is a relationship through the major common shareholder of the BBVA Group. On January 4, 2010 a contract was entered into related to the design and development of software system.

For the fiscal years 2011, 2010 and 2009, details of the related party transactions were disclosed in Note 11 to the audited and Consolidated Financial Statements.

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2011	2010	2009	2011	2010	2009
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	2,832	3,578	735	(566)	(610)	(3,069)
	Software Maintenance Service (CMA)	-	73	612	-	(73)	(612)
	Office Rental	1	1	1	1	1	1
	Self service dispenser lease	114	40	22	(114)	(40)	(22)
BBVA Corredores de Bolsa S.A.	Financial services	169	163	150	(169)	(163)	(150)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	1,250	1,588	1,894	1,250	1,588	1,894
	Rentals (agencies, Huérfanos and Bandera Tower)	518	543	656	(518)	(543)	(656)
	Community fees as lessor	167	248	156	167	248	156
	Community fees as lessee	210	76	313	(210)	(76)	(313)
	Pension payment service	26	161	821	(26)	(161)	(821)
	Collection contract	4	3	295	(4)	(3)	(295)
	Expense for bank account maintenance	1	46	9	(1)	(46)	(9)
	Savings payment service	50	80	139	(50)	(80)	(139)
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	370	649	44,797	(370)	(649)	(44,797)
	Casualty rate provision	(3,031)	1,690	16,156	3,031	(1,690)	(16,156)
	Financial revenue provision	2,151	7,126	3,457	2,159	7,126	3,457
	Insurance settlement	990	933	33,458	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,624	1,517	1,299	(1,624)	(1,517)	(1,299)
	Young worker subsidy	15	11	11	(15)	(11)	(11)
	DNPA (declaration of non-payment) service	94	85	-	(94)	(85)	-
	Password administration	166	73	69	(166)	(73)	(69)
	Data processing	147	519	22	(147)	(519)	(22)
	File transference	14	12	15	(14)	(12)	(15)
	Technological services	5	7	8	(5)	(7)	(8)
	Pension Reform services and reports	-	-	30	-	-	(30)
	SAS 70 report	(11)	12	-	11	(12)	-
	MAC Service	24	-	-	(24)	-	-
	Monitoring Service	1	-	-	(1)	-	-

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2011	2010	2009	2011	2010	2009
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	219	235	297	219	235	297
	Technological Supportive Services	271	455	383	271	455	383
	Loans in current account	-	(84)	(83)	-	-	-
BBVA Bancomer Servicios S.A.	Data Processing	1,428	1,143	884	(1,428)	(1,143)	(884)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	57	43	2	(57)	(43)	(2)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	5,102	5,524	-	(5,102)	(5,524)	-
	Office rentals	491	479	-	491	479	-
	Common Charges as lessee	21	35	-	56	35	-
BBVA Corredora Técnica de Seguros Ltda.	Rental of branch offices	-	-	11	-	-	11
Aplica Soluciones Tecnológicas Chile Ltda.	Technological services	412	73	-	(36)	(73)	-

During the fiscal year 2011, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transactions with related parties. All of these transactions were entered into similar terms and conditions to those prevailing in the market.

-
In the Ordinary Meeting held on February 23, 2011, the Board of Directors approved a reduction of UF 36,110 per year in the service fee paid to BBVA Servicios Corporativos Limitada for the year 2011. A copy of this amendment is attached as Exhibit 4.4.1 hereto.

-
In the Ordinary Meeting held on June 22, 2011, the Board of Directors approved a modification of the Data Processing Contract entered into with Aplica Tecnología Avanzada S.A. de C.V. (“ATA”) in order to enlarge the perimeter authorized in December 2010 by increasing the number of recurring users to 15 additional users, and approving an additional cost of US$120,000.

-
In the Ordinary Meeting held on December 21, 2011, the Board of Directors approved the new fee for the Data Processing Contract entered into between AFP Provida S.A. and Aplica Tecnología Avanzada S.A. de C.V. (ATA) for 2012. The price of the services for the year 2012 will be ThUS$3,098 plus taxes, as compared to ThUS$2,340 in 2011.

C.	Interests of experts and counsel

None.

Item 8.   FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 30, 2009, the Board of Directors announced its intention to pay a dividend for the fiscal year 2009 for an amount equivalent to 75% of Provida’s net profit, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 30, 2010. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2010 for an amount equivalent to 75% of Provida’s profit, which was ratified in the Shareholders’ meeting held on April 29, 2011. Finally, at the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2011 for an amount equivalent to 75% of Provida’s profit, which will be submitted for vote in the Shareholders’ meeting to be held on April 27, 2012.

Dividends per share for each period
	2011(2)	2010	2009
Total dividend (Ch$)	178,5	207.40	184.36
Dividend ratio (1)	75%	75%	75%

(1)	Annual dividends for the corresponding annual net profit.
(2)	Dividend to be ratified and approved at the Ordinary Shareholders meeting scheduled for April 27, 2012.

B.	Significant changes

None.

Item 9.   THE OFFER AND LISTING

A.	Offer and listing details

Provida estimates that during 2011, shares of its common stock were traded on nearly all trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
Period	High	Low	High	Low
1st Quarter 2007	940.00	858.68	26.49	23.35
2nd Quarter 2007	1,110.00	925.00	31.70	25.68
3rd Quarter 2007	1,249.10	1,160.00	38.12	31.74
4th Quarter 2007	1,330.00	1,228.00	40.00	36.06

1st Quarter 2008	1,260.00	1,065.00	37.23	35.15
2nd Quarter 2008	1,280.00	890.00	42.44	25.53
3rd Quarter 2008	1,035.00	849.68	33.10	23.67
4th Quarter 2008	904.00	560.00	24.19	12.10

1st Quarter 2009	710.00	660.00	18.50	13.52
2nd Quarter 2009	967.71	700.00	25.88	18.14
3rd Quarter 2009	1,289.40	910.00	35.75	24.06
4th Quarter 2009	1,528.00	1,270.00	45.65	34.40

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
2nd Quarter 2010	1,733.00	1,515.10	48.29	41.80
3rd Quarter 2010	2,037.00	1,539.90	62.91	42.26
4th Quarter 2010	2,700.00	2,015.00	86.91	62.91

1st Quarter 2011	2,616.50	2,204.70	80.70	67.48
2nd Quarter 2011	2,620.00	2,199.70	82.78	69.13
3rd Quarter 2011	2,360.50	1,800.20	76.79	56.42
4th Quarter 2011	2,331.00	1,920.00	67.01	55.00

November 2011	2,100.00	2,026.00	62.25	58.10
December 2011	2,331.00	2,070.00	67.01	59.79
January 2012	2,360.00	2,200.00	73.13	65.99
February 2012	2,400.00	2,250.00	75.25	70.40
March 2012	2,560.00	2,350.00	79.00	70.82

Source: Santiago Stock Exchange – Official Quotations Bulletin.
(1) Pesos per share of common stock reflect the nominal closing price on the trade date.
(2) Each ADS represents 15 shares of common stock.

As of March 30, 2012, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$2,557.90 per share or US$78.71 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$487.44 = US$1.00 in the same date.

As of March 30, 2012, the closing trading price per ADS traded on the New York Stock Exchange was US$79.00 per ADS.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2011, 226 companies had shares listed on the Santiago Stock Exchange, which is the most important exchange in Chile, accounting for 86.9% of all equity traded in Chile. Approximately 12.9% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.2% of equity is traded on the Valparaíso Stock Exchange.

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

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 83.6% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are not included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2007	213.30	50,400.31	287.09	338.96
December 31, 2008	134.10	31,789.74	230.96	263.65
December 31, 2009	230.40	41,493.53	339.19	397.35
December 31, 2010	340.50	45,988.00	468.71	547.15
December 31, 2011	269.25	57,332.00	410.60	463.87

Source: The Santiago Stock Exchange.
(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 7.61% (with a standard deviation of 26.62%) for the period between December 31, 2006 and December 31, 2011. During 2011, the IPSA decreased by 15.2% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2007	16.87	13.30
2008	(19.55)	(22.13)
2009	46.86	50.70
2010	38.17	37.60
2011	(12.39)	(15.22)

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2011, 2010 and 2009, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$269.25 billion, US$340.56 billion and US$248.5 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented 65.1% in 2011, 64.3% in 2010 and 66% of the IPSA index in 2009. The average monthly trading volumes for the years ended December 31, 2011, 2010 and 2009, were MUS$4,777, MUS$5,002 and MUS$3,832 respectively.

Foreign ownership

Foreign investment in Chile is governed by Decree Law N° 600 and by the Central Bank Act. Capital and earnings can be remitted through the formal exchange market. Ownership of Chilean shares by foreign investors through an ADS program is regulated by the Central Bank Act and by Chapter XXVI, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed in April 2001, it is still applicable to foreign investment contracts executed before that date (See “Item 10. Additional Information—D. Exchange controls”).

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

During the fiscal year 2011, a total of 116,062,410 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 35.0% of the Company’s shares of common stock.

In 2011, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$120,040 (approximately MUS$231), lower by 14.3% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$296, higher by 79.9% with respect to the figure for 2010. In total, trades had a value of MCh$273,763 (MUS$527), equivalent to 261.3% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2011 is as follows:

-     A total of 42,720,607 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$97,728. The average price reached was Ch$2,288 per share.

-     A total of 9,633,871 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$22,177.

-     A total of 71,917 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$134.

-     A total of 4,242,401 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$296.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.   ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Organization and register

Provida is a corporation organized under the Chilean Corporation Law and under the Decree Law 3,500. Shareholder rights in Chilean corporations are governed by the applicable provisions of the Chilean Corporations Act (“Ley de Sociedades Anónimas 18,046”) such provisions are consistent with or do not conflict with those established in the Decree Law 3,500 and the company’s by-laws, which effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, number 3,268. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2009, in which they agreed to modify the composition of the Board of Directors in order to establish that the Company will be administer by a Board of Directors composed of 7 Directors and 2 Alternate Directors. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2011.

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

During 2011, Provida did not enter into any material contracts, excepting only contracts that were in the ordinary course of business. During 2010, Provida entered into an agreement with BBVA Servicios Corporativos Ltda. related to outsourcing services, described below. During 2009, Provida did not enter into any material contracts, and only entered into contracts in the ordinary course of business. Additionally, two contracts entered into in 2004 and 2005, which are currently in force between the parties are also described:

-
On December 31, 2009 with effect and enforcement beginning on January 1, 2010, Provida entered into a contract regarding the outsourcing of services with BBVA Servicios Corporativos Ltda. This contract includes the transfer of Provida's workers who currently render such services; the sale of the necessary tangible assets associated to tasks rendered by such workers necessary to carry out these services; the cessation of contracts with providers, the cessation of certain rental agreements; the real estate and room rentals necessary to its functioning and the subscription of outsourcing service contracts. The contract has a duration of 10 years renewable for periods of 10 years. The annual price was UF 260,530 (MCh$5,808) for the year 2010, which increased in accordance with volume annually at a rate of 3.38%. In the Ordinary Meeting held on February 23, 2011, the Board of Directors approved a reduction of UF 36,110 per year in the service fee paid to BBVA Servicios Corporativos Limitada for the year 2011, with an annual price of UF 233,225.91 (MCh$5,200). In order to obtain further information on this contact, please see “Item 19. Exhibits—Exhibit 4.4, Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda.”, and “Item 19. Exhibits—Exhibit 4.4.1, Amendment dated March 30, 2011 to the Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda”.

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

During September 2010, BBVA Seguros de Vida S.A. requested a revision of its contract with AFP Provida S.A., since there were interpretative differences regarding the review periods, pointing out that the insurer’s idea was to establish reviews over accrued periods through partial settlements made monthly. After considering arguments and making a revision, it was concluded that under the management framework of the insurance contract, it was logical to establish a procedure of accrued reviews with partial settlements that is effective until the last month of the enforcement of the contract. The above implied a new modification of contract in December 2010. For further information on the contract and amendments please see “Item 4. Information on Provida—B. Business overview—Primary expenses” and “Item 5. Operating and financial review and prospects—B. Critical accounting policies—Accounting of life and disability insurance costs” and “Item 19. Exhibits”.

-
On December 1, 2005, with an amendment in January 2009, Provida entered into a non-exclusive worldwide software licensing contract and a software maintenance contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform). During 2011, 2010 and 2009, enhancements for new projects were incorporated amounting to MCh$0, MCh$2,832 and MCh$742 respectively. Provida paid BBVA Inversiones Chile S.A. amounts of MCh$2,832 in 2011, MCh$3,578 in 2010 and MCh$735 in 2009 in connection with the software license, and MCh$0 in 2011, MCh$73 in 2010 and MCh$612 in 2009 in connection with the maintenance agreement. Both the license contract and the maintenance contract have an unlimited term and may be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

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

Chilean tax considerations

Taxation of dividends. In accordance with D.L. 824 of 1974 on tax income, as amended, foreign investors domiciled and tax resident abroad are subject to a tax on the gross amount of dividends paid to them, which is generally imposed at a rate of 35% and withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). Because this tax is a withholding tax, it is not necessary for a foreign investor to submit an income tax statement. Certain taxes paid by the Company (the “First Category Taxes”) with respect to the profits from which the dividends are paid are credited against Withholding Taxes at the time of the withholding. The First Category Tax credit, if available, does not reduce the Withholding Tax on a one for one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately.  The amount of the credit will depend on the tax rates imposed on such profits. The rate of the First Category Tax was 20% for the year 2011 and it is 18.5% for the year 2012 and 17% for the year 2013.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 20.0%, and a distribution of 100% of the Company’s net profit that is distributable after payment of the First Category Tax.

Example: Considering the distribution of profits with a tax of 20% in Ch$

Company taxable profit	100
First Category Tax (20% of Ch$100)	(20)
Net distributable profit	80
Dividend distributed by the Company	80
Increase in Credit for First Category Tax	20
Withholding Tax (35% of the Company’s taxable profit plus increase in credit for first category tax)	(35)
Credit for First Category Tax	20
Net Withholding Tax	(15)
Net dividend received	65 (80 – 15)
Effective dividend Withholding Tax rate	18.75% (15/80)

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

Currently there is no income tax treaty between Chile and the United States.  A proposed income tax treaty from 2010 is not yet in effect, and there can be no assurance as to whether or when it will enter into force.

Capital gains. Gains from the sale or exchange of ADS (or ADRs evidencing ADS) outside of Chile are not subject to Chilean taxation.

For companies, gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to a capital gains tax (at a rate of 20% for 2011 and 18.5% for 2012), and an additional annual tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transferred shares of common stock to a related person, as defined in the Chilean tax law. For individuals, gains on the disposition of shares will be subject only to the capital gains tax.

The tax basis of shares received in exchange for ADS is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement establishes the value of shares received at the highest price at which they were traded on the Santiago Stock Exchange on the date of the exchange (the “Stock Exchange Price”). Consequently, the conversion of ADS into shares and the immediate sale of such shares for the value established under the Deposit Agreement do not generate a capital gain; therefore, the conversion and sale are not subject to taxation in Chile. It is possible to exchange ADS for shares, but, under Chilean law, it is not possible to exchange shares for ADS.

Moreover, the sale of such shares for a value greater than their Stock Exchange Price, in accordance with amendments incorporated by the Law 20,448(1) of the year 2010, would be subject to tax in Chile, unless the seller complies with certain requirements of Chilean law regarding the Article 107 exemption in conformity with the Chilean income tax law, and the shares have been acquired in a Chilean Stock Exchange expressly authorized by the Securities and Insurance Superintendency. If the seller does not comply with such requirements, the excess of the sale proceeds over the shares’ Stock Exchange Price would be subject to additional taxes at a rate of 35%.

The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares is subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of ADS by a foreign holder, but such taxes generally do apply to the transfer or disposition of shares by a foreign holder by bequest, devise or gift. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADS or shares.

U.S. federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to a U.S. Holder that holds shares or ADS as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

(1) The law 20,448 of 2010 derogated from the article 18ter and incorporated the current article 107 of the income tax law, however, the new text of the article 107 of the income tax law states that in order to exempt from taxes the greater value from a sale of shares or capital gains, it expressly requires that shares should be acquired in a stock exchange in a country authorized by the Superintendency of Securities and Insurance, in other words, in order to use the exemption, ADRs are required to be acquired in a stock exchange authorized by the Superintendency of Securities and Insurance, unless the Internal revenue service applies a different interpretation in the future.

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

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes (taking into account the credit for First Category Taxes, as described in “Chilean Tax Considerations—Taxation of dividends”). The amount of the dividend will be generally treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADS, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

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

Sale or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Because such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes, the creditability of any Chilean taxes imposed on gain from shares or ADS may be significantly limited. See “—Chilean tax considerations—Capital gains”. U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which: (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  Passive income generally includes dividends, interest, rents, royalties and capital gains.

We do not believe that we should be treated as a “PFIC” for U.S. federal income tax purposes for our 2011 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that we will not be considered a PFIC for any taxable year. You should consult your own tax adviser to determine whether we were a PFIC for our 2011 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADS, such holder would be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  Unless a U.S. Holder has made the mark-to-market election described below, upon a disposition of shares or ADS, including, under certain circumstances, a pledge or a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a U.S. Holder would be allocated ratably over the holder’s holding period for the shares or ADS.  The amounts allocated to the taxable year of the disposition and to years before the company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge will be imposed on the resulting tax liability for each such taxable year.  Similar rules would apply to any distribution in respect of shares or ADS to the extent it exceeds 125% of the average of the annual distributions on shares or ADS received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. If the company were a PFIC, a U.S. Holder would also be subject to these adverse U.S. federal income tax rules on indirect or constructive distributions on, or dispositions of, shares of any subsidiary of the Company that is a PFIC. If the Company were a PFIC for any year during which a U.S. Holder holds shares or ADS, it would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds shares or ADS even if the Company ceased to meet the threshold requirements for PFIC status.

Alternatively, if the shares or ADS are “regularly traded” on a “qualified exchange”, a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  A mark-to-market election is not available, however, with respect to subsidiary PFICs.  The shares or ADS will be treated as “regularly traded” in any calendar year in which more than a minimum quantity of the shares or ADS, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter.  A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.  The New York Stock Exchange, on which our ADS are listed, is a qualified exchange for U.S. federal income tax purposes.  Consequently, if the ADS are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to a U.S. Holder of ADS if the Company is or becomes a PFIC.

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

If a U.S. Holder owns shares or ADS during any year in which the Company is a PFIC, such holder generally must file an Internal Revenue Service Form 8621 (or any other form as the U.S. Treasury may require) with respect to the Company, generally with the holder’s federal income tax return for that year.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADS). U.S. Holders are recommended to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of shares or ADS.

INVESTORS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADS OR SHARES.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. We file or furnish reports and other information to the SEC to the extent required by the statutory requirements applicable to our Company. Reports and other information filed or furnished by us to the SEC may be inspected and copies obtained at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operations of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC’s website at http://www.sec.gov and can also be inspected and copies obtained at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

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

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in associated foreign companies, for an estimated value of MUS$72, contributing MCh$9,092 to Provida’s revenues as of December 31, 2011.

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

Accordingly, Provida has a risk management policy, which defines the activities and criteria Provida applies to identify, measure, control and manage in an efficient way the risks associated with the fund management. Therefore, Provida manages the equity interest of pension funds under internal limits of credit risk, by analyzing the expected losses and applying measures of market risks. This approach is known as value at risk (“VaR”) and measures the probable impact of adverse conditions in securities prices (fixed income, currencies and variable income) on each Fund Type. Moreover, in order to ensure the reliability of future benefits payment and fulfillment of applicable minimum returns requirements, Provida applies a relative VaR analysis over differing positions between each fund type and to the system’s model portfolio.

Life and disability payment obligations

Life and disability insurance obligations are considered long-term obligations because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (defined as a decrease between one -half and two -thirds of the working capacity). Until October 2008, the total disability benefits (decrease in more than two thirds in the working capacity) were also granted three years after the initial disability determination. See “Item 4. Information on Provida—B. Business overview—Primary expenses”.

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

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2011, the Depositary reimbursed US$45,584.46 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2011:

Amount Reimbursed in the Year Ended
Category of Expenses	December 31, 2011
(In US$)
NYSE and miscellaneous expenses	45,584.46

PART II

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been cured within 30 days.

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.   CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision and with the participation of its management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness as of December 31, 2011 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2011 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so to allow decisions regarding required disclosures.

Management’s Report on Internal Control Over Financial Reporting

The management of Provida is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) of the Exchange Act. Provida’s internal control over financial reporting is a framework designed to provide reasonable assurance, for external purposes, regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and includes policies and procedures that:

-	pertain to the maintenance of records that, accurately and fairly reflect Provida’s transactions and disposals of its assets;

-
provide reasonable assurance that transactions are recorded to permit the preparation of financial statements in accordance with IFRS, and that the Company’s expenditures are being made only in accordance with authorizations of Provida’s management and directors; and

-
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or disposal of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2011, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 26, 2012 expressed an unqualified opinion on those financial statements.

Santiago, Chile
April 26, 2012

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

For the fiscal year 2011, Provida’s Board of Directors determined that Mr. Jesus del Pino Duran, a member of the Directors’ Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on Mr. del Pino’s understanding of International Financial Reporting Standards (IFRS); his ability to assess the general application IFRS in connection with the accounting for estimates, provisions and reserves, his experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Consolidated Financial Statements, his understanding of internal controls over financial reporting and his understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s Consolidated Financial Statements. The audit committee’s financial expert, here Mr. del Pino, currently satisfies the “independence” standard established in Rule 10A-3 of the Exchange Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees

Amounts paid to the auditors for statutory audit and other services were provided as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Audit Fees(1)	252.8	268.0	336.8
Audit Related Fees(2)	-	-	-
Tax Fees(3)	-	-	-
All Other Fees(4)	-	-	-
Total	252.8	268.0	336.8

(1)  Aggregate fees billed for each of the last three fiscal years for professional services rendered by Deloitte for the audit of Provida’s annual financial statements or services that are normally provided by Deloitte, in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)  Aggregate fees billed in each of the last three fiscal years for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of Provida’s financial statements and are not reported under (1) above.
(3)  Aggregate fees billed in each of the last three fiscal years for professional services rendered by Deloitte for tax compliance, tax advice, and tax planning.
(4)  Aggregate fees billed in each of the last three fiscal years for products and services provided by Deloitte other than the services reported in (1), (2) and (3) above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2011, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

From the date of the Ordinary Shareholders’ meeting held on April 29, 2011, where it was agreed that Provida would continue to retain the services of the external auditing firm, there have been no changes in this area for the fiscal year 2011.

Item 16G. CORPORATE GOVERNANCE

To review the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board practices”.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Provida has responded to Item 18 in lieu of Item 17.

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of Provida’s Consolidated Financial Statements filed as part of this annual report.

Item 19. EXHIBITS

Index to Exhibits:

1.1
English translation of the By-Laws of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 23, 2011).

4.1
English translation of the Life and Disability Insurance Contract between AFP Provida and BBVA Seguros de Vida S.A. and Amendments (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 23, 2011).

4.2
English translation of the Software Licensing Contract between AFP Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.) (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on May 18, 2010).

4.3
English translation of the Software Maintenance Contract between AFP Provida and BBVA Inversiones Chile S.A. (formerly BBVA Pensiones Chile S.A.) (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on May 18, 2010).

4.4
English translation of the Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda. (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 23, 2011).

4.4.1	English translation of the Amendment dated March 30, 2011 to the Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda.

8.1	List of Subsidiaries

12.1	Section 302 Certification of the Chief Executive Officer

12.2.1	Section 302 Certification of the Pension Accounting Division Manager

12.2.2	Section 302 Certification of the Planning and Control Division Manager

13.1	Section 906 Certification of the Chief Executive Officer

13.2.1	Section 906 Certification of the Pension Accounting Division Manager

13.2.2	Section 906 Certification of the Planning and Control Division Manager

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.
By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Dated: April 27, 2012

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the accompanying consolidated statements of financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, all expressed in millions of Chilean pesos.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘‘IASB’’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting based on our audit.

Santiago, Chile
April 26, 2012

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2011 AND 2010.

		12.31.2011	12.31.2010
	Note	MCh$	MCh$
Assets
Current Assets
Cash and cash equivalents	5	36,091	37,166
Financial assets at fair value through profit and loss	15	20,020	4,909
Other financial assets		-	-
Trade and other receivables	8	7,039	11,813
Accounts receivable from related parties	11	6,208	7,397
Inventories	9	395	295
Prepayments	10	469	298
Current tax assets	12	15,925	6,685
Other current assets	19	31	89
Total Current Assets		86,178	68,652

Non-Current Assets
Mandatory investment	6	201,418	204,526
Trade and other receivables, net	8	329	132
Accounts receivable from related parties	11	-	-
Investments accounted for using equity method	14	24,691	21,309
Intangible assets other than goodwill	17	39,838	44,325
Goodwill	18	8,930	8,930
Property, plant and equipment, net	16	27,787	28,660
Deferred tax assets	12	885	995
Prepayments	10	216	366
Other non-current assets	19	76	97
Total Non-Current Assets		304,170	309,340

Total Assets		390,348	377,992

The accompanying notes are an integral part of these consolidated financial statements

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2011 AND 2010.

		12.31.2011	12.31.2010
	Note	MCh$	MCh$
Liabilities and Equity
Current Liabilities
Interest-bearing borrowings	20	63	64
Trade and other payables	21	20,457	18,639
Accounts payable to related parties	11	1,822	1,873
Provisions	22	14,154	8,724
Current tax liabilities	12	19,792	14,749
Other current liabilities	23	281	486
Accrued liabilities		548	605
Total Current Liabilities		57,117	45,140
Non-Current Liabilities
Interest-bearing borrowings	20	354	402
Provisions	22	-	8,388
Deferred tax liabilities	12	27,270	29,259
Other non-current liabilities	23	827	809
Total Non-Current Liabilities		28,451	38,858
Equity
Issued capital	24	104,764	104,764
Other reserves	24	51	(1,406)
Retained earnings	24	199,965	190,636
Equity attributable to owners of parent		304,780	293,994
Non-controlling interest		-	-
Total Equity		304,780	293,994
Total Liabilities and Equity		390,348	377,992

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

		For the years ended December 31,
		2011	2010	2009
	Note	MCh$	MCh$	MCh$
Revenues from Operations
Revenue	7	153,248	147,456	181,173
Mandatory investments	6	(3,469)	21,886	32,829
Total Revenues from Operations		149,779	169,342	214,002
Expenses from Operations
Life and disability insurance premium expense	13	2,326	(2,338)	(61,495)
Employee expenses		(30,605)	(30,984)	(34,504)
Depreciation and amortization	16-17	(8,207)	(8,011)	(11,590)
Impairment losses	16	-	(556)	-
Miscellaneous other operating expenses	27	(30,665)	(30,008)	(25,769)
Total Expenses from Operations		(67,151)	(71,897)	(133,358)
Net Operating Income		82,628	97,445	80,644
Other Income (Expenses):
Finance costs	28	(121)	(103)	(152)
Financial income (expenses)		1,553	282	200
Share of profit (loss) of associates accounted for using equity method	14	9,711	8,789	6,721
Exchange differences		122	283	(91)
Other non-operating income	30	3,050	2,564	2,506
Other non-operating expenses	29	(376)	(196)	(937)
Total Other Income (Expenses)		13,939	11,619	8,247
Profit (Loss) before Income Tax		96,567	109,064	88,891
Income tax expense	12	(17,712)	(17,440)	(14,449)
Profit (loss) after tax from continuing operations		78,855	91,624	74,442
Profit (loss) after tax from discontinuing operations		-	-	-
Profit (Loss)		78,855	91,624	74,442

Profit (Loss) attributable to owners of parent and non-controlling interests
Profit (loss) attributable to owners of parent		78,855	91,624	74,442
Profit (loss) attributable to non-controlling interests		-	-	-
Profit (Loss)		78,855	91,624	74,442
Earnings (Loss) per Share (in Ch$) Basic Earnings Shares:
Basic earnings (loss) per share from continuing operations		238.00	276.54	224.68
Basic earnings (loss) per share from discontinued operations		-	-	-
Basic Earnings (Loss) per Share		238.00	276.54	224.68
Diluted Earnings per Share:
Diluted earnings (loss) per share from continuing operations		238.00	276.54	224.68
Diluted earnings (loss) per share from discontinued operations		-	-	-
Diluted Earnings (Loss) per Share		238.00	276.54	224.68

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Profit (loss)	78,855	91,624	74,442
Other Comprehensive Income
Components of other comprehensive income, before tax:
Exchange differences on translation:
Gains (losses) on exchange differences on translation, before tax	1,373	(1,635)	(2,377)
Reclassification adjustments on exchange differences on translation, before tax	-	-	-
Other comprehensive income, before tax, exchange differences on translation	1,373	(1,635)	(2,377)

Other comprehensive income, before tax	1,373	(1,635)	(2,377)
Aggregated income tax relating to components of other comprehensive income	-	-	-
Other Comprehensive Income	1,373	(1,635)	(2,377)
Total Comprehensive Income	80,228	89,989	72,065

Comprehensive attributable to
Comprehensive income, attributable to owners of parent	80,228	89,989	72,065
Comprehensive income, attributable to non-controlling interests	-	-	-
Total Comprehensive Income	80,228	89,989	72,065

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

	Changes in Other reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2011	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	78,855	78,855	-	78,855
Other comprehensive income	-	-	1,373	-	1,373	-	1,373	-	1,373
Comprehensive income	-	-	1,373	-	1,373	78,855	80,228	-	80,228
Dividends	-	-	-	-	-	(69,526)	(69,526)	-	(69,526)
Increase (decrease) through transfers and other changes	-	-	-	84	84	-	84	-	84
Total changes in equity	-	-	-	84	84	(69,526)	(69,442)	-	(69,442)
Equity at end of period 31/12/2011	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780

	Changes in Other reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2010	104,610	154	(2,377)	2,463	86	164,529	269,379	-	269,379
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	91,624	91,624	-	91,624
Other comprehensive income	-	-	(1,635)	-	(1,635)	-	(1,635)	-	(1,635)
Comprehensive income	-	-	(1,635)	-	(1,635)	91,624	89,989	-	89,989
Dividends	-	-	-	-	-	(66,236)	(66,236)	-	(66,236)
Increase (decrease) through transfers and other changes	-	-	-	143	143	720	863	-	863
Total changes in equity	-	-	(1,635)	143	(1,492)	26,108	24,616	-	24,616
Equity at end of period 31/12/2010	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

	Changes in Other reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2009	107,073	154	-	-	-	112,684	219,911	-	219,911
Changes in equity
Comprehensive income
Net income	-	-	-	-		74,442	74,442	-	74,442
Other comprehensive income	-	-	(2,377)	-	(2,377)	-	(2,377)	-	(2,377)
Comprehensive income	-	-	(2,377)	-	(2,377)	74,442	72,065	-	72,065
Dividends	-	-	-	-		(22,333)	(22,333)	-	(22,333)
Increase (decrease) through transfers and other changes	(2,463)	-	-	2,463	2,463	(265)	(265)	-	(265)
Total changes in equity	(2,463)	-	(2,377)	2,463	86	51,844	49,467	-	49,467
Equity at end of period 31/12/2009	104,610	154	(2,377)	2,463	86	164,528	269,378	-	269,378

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Cash Flow from Operating Activities
Fee income	140,543	130,788	169,346
Payment to suppliers	(32,689)	(28,933)	(29,098)
Premium paid	(898)	(701)	(81,631)
Remunerations paid	(30,499)	(28,043)	(33,729)
Dividends received	7,355	4,092	3,386
Interest received	1,450	282	600
Income taxes paid	(14,278)	(8,793)	(5,338)
Other inflows from operations	20,912	13,386	16,243
Other outflows from operations	(5,950)	(14,352)	(2,530)
Net cash flows from (used in) operating activities	85,947	67,726	37,249

Cash flows from (used in) investing activities
Proceeds from sales of property, plant and equipment	911	53	-
Proceeds from sales of shares from mandatory investments	8,809	2,264	5,299
Payments for acquiring shares of mandatory investments	(9,170)	(5,775)	(9,717)
Purchase of property, plant and equipment	(3,670)	(3,290)	(2,982)
Loans to related companies	-	-	747
Other cash outflows from investing activities	(14,575)	(2,563)	(779)
Other cash inflows from investing activities	1,135	838	128
Net cash flows from (used in) investing activities	(16,560)	(8,473)	(7,304)

Cash flows from (used in) financing activities:
Proceeds from borrowings	3,144	18,143	71,090
Proceed from borrowings from related companies	7,400	12,473	5,503
Repayments of borrowings	(2,816)	(18,133)	(71,245)
Repayments of borrowing from related companies	(8,430)	(13,125)	(5,307)
Dividend paid	(69,760)	(61,935)	(19,088)
Net cash flows from (used in) financing activities	(70,462)	(62,577)	(19,047)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(1,075)	(3,324)	10,898
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase (decrease) in cash and cash equivalents	(1,075)	(3,324)	10,898
Cash and cash equivalents at beginning of period	37,166	40,489	29,591
Cash and cash equivalents at end of period	36,091	37,165	40,489

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

The sole objective of the Company is to administrate Provida’s Pension Funds Types A, B, C, D and E, under the terms established in Decree Law 3.500 of 1980 and its amendments, and to provide the services as established therein. From 1994 onward, through Law 19.301, the business of the AFPs was amplified by allowing them to constitute affiliate corporations. Likewise, they were allowed to invest in Corporations constituted as central securities depositories referred to in Law No. 18,876.

On June 13, 1983, AFP Provida was registered in the Securities Registry of the Superintendency of Securities and Insurance (SVS) under number 0211, initiating affiliation activities into the system on May 2, 1981, and collecting contributions from June 1 of the same year.

AFP Provida is a subsidiary of BBVA Inversiones Chile S.A., a Chilean entity controlled by Banco Bilbao Vizcaya Argentaria S.A. (Spanish Entity).

Business activities of AFP Provida are regulated by the Superintendency of Pensions.

NOTE 2.   GENERAL INFORMATION

a)       Regulation of the Pension System

Pension Funds Administrators are corporations whose sole and exclusive objective is to administrate Pension Funds and grant and administrate their benefits and services as required by law. They are subject to the rules and regulations of Decree Law 3,500 of 1980 and, in supplementary form, the provisions of Law No. 18,046 of 1981, its amendments and regulations.

Law No. 20,255, which became effective on July 1, 2009, introduced amendments to DL No. 3,500 in relation to the Pension Reform, as well as Law No. 20,366, which presents the benefits of the Solidarity Pension system.

The Superintendency of Pensions is the agency that regulates the Pension Funds Administrators and supervise the compliance with laws and regulations governing them, and also the instructions that the Superintendency issues. The Superintendency of Pensions also monitors the operations of the Administrators in their legal, administrative and financial aspects; applying sanctions for non-compliance with legal and regulatory provisions, and ensures that Administrators be in compliance with the minimum capital and mandatory investment requirements.

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

These mergers were successful because Provida could sustain the increase in its market share achieved through these acquisitions. In figures, this is reflected by the growth of its market share in terms of participants from 29% before the mergers up to 40% and from 20% up to 29% in terms of funds under management in 2011. AFP Provida continues leading the pension funds industry with funds under management of MUS$39,253 and a portfolio of 3.48 million participants, equivalent to a 29.0% and 38.8% of the market shares, respectively to December 31, 2011.

In addition, starting in 1993, Provida began to participate in private pension funds systems in other Latin American countries. Currently, the Company held ownership interests in AFP Horizonte (Peru), AFP Génesis (Ecuador) and Afore Bancomer (Mexico) through its wholly-owned subsidiary Provida Internacional. Locally, it is an important shareholder of the Centralized Securities Depository (“DCV”) and of PreviRed.com, an entity that offers online services for collection of pension fund contributions. Furthermore, in January 2002, after being granted the administration of the Unemployment Insurance on behalf of a consortium comprised of all AFPs, a new company known as the Administradora de Fondos de Cesantia de Chile S.A. (“AFC”) was created that started operations on October 1, 2002, and in which AFP Provida holds a 37.8% ownership interest.

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

Manage life and disability benefits for participants - Until June 2009, Provida contracted insurance to cover its obligation to provide life and disability benefits for its participants. The selection of the insurance company was performed through a competitive public bidding process open to all companies with life insurance license in Chile and it was designed to deliver the requested coverage under the best terms possible.

In May 2009, the bidding process for life and disability insurance was carried out, for a 12-month coverage period beginning on July 1, 2009. The cost of the insurance under this new format was 1.87% of the contributable salaries of participants in the AFPs. Therefore, since Provida no longer provided coverage of this insurance, the Company reduced the fees charged to its participants from 2.64% to 1.54% over contributable salaries beginning July 2009.

In May 2010, the second bidding process for life and disability insurance was held by the AFPs for the period July 2010-June 2012. The new rate was reduced to 1.49% of the contributable salaries.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

It is important to mention that in the case of dependent workers, the contribution to finance the insurance (additional contribution) is paid by the employer, except for dependent young workers (between 18 and 35 years) who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011.

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

In January 2010, the first bidding process was carried out for the administration of pension accounts of new participants entering the system over the next 24 months. The administrators competing in this process were: AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. On February 1, 2010, it was informed that AFP Modelo had been awarded the bid since it presented an offer with the lowest fee commission of 1.14%.

In January 2012 the second bidding process was carried out for the administration of pension accounts of new participants for the next 24 months. This time, the administrators competing in such process were: AFP Regional S.A. (legally incorporated, but it has not started operations yet), AFP Planvital S.A. and AFP Modelo. On January 30, 2012 it was informed that AFP Modelo had presented the lowest fee commission of 0,77%, thus it had again been awarded the administration of pension accounts, thus starting August 1, 2012, new participants who will be affiliated to AFP Modelo over the next 24-months.

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

NOTE 3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)       New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

Amendments	Effective date
IAS 24, Related Party Disclosures – Revised definition of related parties.	Annual periods beginning on or after January 1, 2011.
IAS 32, Financial Instruments: Presentation – Amendments relating to classification of rights issues.	Annual periods beginning on or after February 1, 2010.
Annual Improvements to IFRS 2010 – A collection of amendments to seven IFRSs.	Mostly for annual periods beginning on or after January 1, 2011.

New Interpretations	Effective date
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010.

Amendments and New Interpretations	Effective date
IFRIC 14 IAS 19: The limit on a defined benefit asset, minimum funding requirements and their Interaction	Annual periods beginning on or after January 1, 2011

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

Management estimates that these amendments are not applicable to the Company, as it is not a government –related entity.

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

Management estimates that these amendments have not had any impact in the accounting policies during the period.

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

Management estimates that these amendments have not had any impact in the accounting policies during the period.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

On November 26, 2009, the International Financial reporting Interpretations Committee (IFRIC) issued IFRIC 19 Extinguishment of Liabilities to Equity Instruments.  This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  This interpretation is effective for annual periods beginning on or after July 1, 2010.

The application of these new Interpretation has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

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

Management estimates that these amendments have not had any impact in the accounting policies during the period.

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

New Standards	Effective date:
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after January 1, 2015.
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013.
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013.
IFRS 12, Disclosure of Involvement with Other Entities	Annual periods beginning on or after January 1, 2013.
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013.
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013.
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013.

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income.	Annual periods beginning on or after July 1, 2012.
IAS 12, Income Taxes – Limited scope amendment (recovery of underlying assets).	Annual periods beginning on or after January 1, 2012.
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013.
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities and amends disclosures.	Annual periods beginning on or after January 1, 2014.
IFRS 1 (Revised), First Time Adoption of IFRS – (i) Replacement of ‘fixed dates’ for certain exceptions with ‘the date of transition to IFRSs’ – (ii) Additional exemption for entities ceasing to suffer from severe hyperinflation.
Annual periods beginning on or after July 1, 2011.
IFRS 7, Financial Instruments: Disclosures – Amendments enhancing disclosures about transfers of financial assets.	Annual periods beginning on or after July 1, 2011.

New Interpretations	Mandatory application for:
IFRIC 20, Stripping costs in the production phase of a surface mine.	Annual periods beginning on or after January 1, 2013.

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

However, there are two differences compared to IAS 39:

•       The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
•       The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2015. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 classifies joint

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. NIIF 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management believes that the adoption of these amendments would not have an impact in its financial statements.

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

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property (IAS 40). For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale.  The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale.  The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination.  The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate.  The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2012. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IAS 19, Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19 Employee Benefits (2011) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IAS 32, Financial Instruments: Presentation

On December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013 and 2014, respectively. Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IFRS 1, First Time Adoption of IFRS

On December 20, 2010, the IAS amended IFRS 1 First Time Adoption of IFRS to:

•     Provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs.  This amendment replaces references to a fixed transition date of ‘January 1, 2004’ with ‘the date of transition to IFRSs’ so that first-time adopters of IFRS do not have to apply the derecognition requirements in IAS 39 retrospectively from an earlier date.  It also relieves first-time adopters from recalculating ‘day 1’ gains and losses on transactions occurring before the date of transition to IFRS.

•     Provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.  In accordance with the amendment, when an entity’s date of transition to IFRS is on or after the functional currency normalization date, the entity may elect to measure all assets and liabilities held before the functional currency normalization date at fair value on the date of transition to IFRS and use that fair value as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position.  Entities making use of this exemption should describe the circumstances of how, and why, their functional currency became subject to severe hyperinflation and the circumstances that led to those conditions ceasing.

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

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

On October 19, 2011, the IFRS Interpretations Committee published IFRIC 20 Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (‘IFRIC 20’). IFRIC 20 applies to all types of natural resources that are extracted using the surface mining activity process. The costs from a stripping activity which provide improved access to ore should be recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of normal operational stripping activities should be accounted for in accordance with the principles in IAS 2 Inventories. The stripping activity asset should be initially measured at cost and subsequently carried at cost or its revalued amount less depreciation and amortization and impairment losses. The interpretation is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that this new interpretation will not have an impact on its financial statements as the Company’s business activities do not consider the extraction of natural resources.

NOTE 4.	ACCOUNTING POLICIES

a.       Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements as of December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”)

These consolidated financial statements presents fairly the financial position of AFP Provida as of December 31, 2011 and December 31, 2010, as well as the results of operations, the changes in equity and cash flows for the years then ended.

The consolidated financial statements of AFP Provida S.A. for fiscal year 2011 were approved by the Board of Directors at meeting held on February 28, 2012, after that the consolidated financial statements will be submitted to a General Shareholders Meeting that will take place on April 27, 2012, to be approved.

Figures on financial statements are expressed in millions of Chilean pesos (MCh$) rounded up. In case of negative figures, they are reported with the minus sign ( ).

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

Non-controlling interests in the equity and comprehensive income of subsidiaries are identified separately from the Provida’s equity and is presented in line item “equity attributable to non-controlling interests” within the statement of financial position and in line item “gain (loss) attributable to non-controlling interest within the consolidated statements of comprehensive income, respectively.

The following table sets forth the subsidiaries incorporated in the consolidated financial statements of Provida as of December 31, 2011, 2010 and 2009:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Ownership interest %
Subsidiary	Country	12.31.2011	12.31.2010	12.31.2009
Provida Internacional S.A.	Chile	99.99%	99.99%	99.99%
A.F.P. Génesis Ecuador	Ecuador	99.99%	99.99%	99.99%

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

The following table sets for the associates incorporated in the consolidated financial statements of Provida as of December 31, 2011, 2010 and 2009:

		Ownership interest %
Subsidiary	Country	12.31.2011	12.31.2010	12.31.2009
Soc.Adm. de Fondos de Cesantia de Chile S.A.	Chile	37.80%	37.80%	37.80%
Inversiones DCV S.A.	Chile	23.14%	23.14%	23.14%
Servicio de Adm- Previsional S.A.	Chile	37.87%	37.87%	37.87%
AFP Horizonte (1)	Peru	15.87%	15.87%	15.87%

(1) Significant influence is exercised indirectly through entities of the BBVA Group.

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

g.1. Effective interest method:

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

g.2. Financial assets at FVTPL:

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term. A financial asset other than those held for trading are designated as at FVTPL upon initial recognition if the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with Provida’s documented risk management policies or investment strategy, and information about the mandatory investments is provided internally on that basis.

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

Provida does not have any held-to-maturity investments or financial assets available-for-sale as of December 31, 2011, 2010 and 2009.

The Company has classified as loans and receivables is “Trade and other receivables”. Trade and other receivables are assessed for indicators of impairment at the end of each reporting period. Trade and other receivables are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the loans and receivables, the estimated future cash flows of the asset have been affected. Objective evidence of impairment for trade and other receivables could include Provida’s past experience of collecting payments, an increase in the number of delayed payments past the average credit period of 60 days. The carrying amount of trade and other receivables is reduced by an impairment loss through the use of an allowance

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

account. When trade and other receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. For all periods presented there are no objective evidence of impairment in trade and other receivables.

g.6. Derecognition of financial assets

Provida derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If Provida neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, it recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If it retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and is recognized in profit or loss.

h.       Mandatory investments

The principal financial investment of Provida are mandatory investments which aims to guarantee the minimum return required by law equal to 1% of investment in shares of each pension funds under administration. The mandatory investment requirement is calculated in according with instructions issued by the Superintendency of Pensions. Mandatory investments represent approximately 50% of total consolidated assets as of December 31, 2011, 2010 and 2009, respectively.

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

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is the non-compliance with the minimum rate of return requirement. Provida’s risk management policies for mandatory investment are described herein below.

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

The inventories are stated at the lower of cost and net realizable value. The net realizable value is the estimated selling price in the normal course of business less all estimated costs of completion and costs necessary to make the sale. The amount resulting from any adjustment of measuring inventories such as damages, or obsolescence, up to its realizable value, as well as losses for other concepts, will be recognized as expenses in the period in which the loss occurs. Any subsequent recovery in its net realizable value will be as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount of inventories will be derecognized from the statement of financial position and recorded as an expense in the period when consumption of any inventory occurs.

j.       Intangible Assets

j.1. Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquire, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill arising on acquisition of a business is carried at cost as established at the date of acquisition of the business less impairment losses, if any.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

m.       Financial Liabilities

Financial liabilities are initially recorded at fair value, net transaction costs. Subsequent to initial recognition, the financial liabilities are recognized at their amortized cost, using the effective interest rate method.

Provida derecognizes financial liabilities when, and only when, its obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

Contingent liabilities are a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or are present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the financial statements; they are only disclosed in the notes to the financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent assets are not recognized in the financial statements but must be disclosed where an inflow of economic benefits is probable.

n.1. Provisions for unfavorable casualty rate:

Until June 30, 2009, the AFPs were required by law to purchase insurance policies to provide its participants life and disability coverage. Life and disability insurance is for those participants who, in case of disability or death, do not have sufficient funds in their individual capitalization account to finance their pensions as required by law, whereby the insurance company, contracted by the AFP, covers the difference in case of death. For cases of partial disability, the AFP must have provisions to cover the deficit three years later once the final determination has been made, taking into account the three years of temporary pension payments that the affiliate receives after the initial disability determination was made.  Under the Pension Reform Law, and from October 2008, a participant with total disability status will receive immediate payment, once his/her status has been confirmed by a Medical Commission.

The insurance company makes these calculations at the time of the initial disability determination, three years before it makes the payments to cover the deficit and if required by the final determination, based on information available on that date, including information on rates for life annuities and funds of the participants’ individual capitalization account. If the final determination confirmed the disability status of a participant, the insurance company revises the amount of the initial disability reserve, based on information available at this time.

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

In view of the lower rates used in the casualty rate model to discount disability payments with regard to the prevailing rates used by the insurance company, the casualty rate calculated by the model is higher than the casualty rate recorded by the insurance company. Therefore, as of December 31, 2011, 2010 and 2009, Provida has recorded a higher expense than the one determined by the insurance company because it believes the amount calculated by the model is the best estimate of the fair value of the obligation.

n.2. Provisions for Employee Benefits

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

Other long-term employee benefits – All employees are entitled to receive years of service award starting with the 5th year employment anniversary and each five years thereafter, up to 30 years. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary. Provida’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Long-term Incentive (LTI) - The General Shareholders’ Meeting of BBVA Bank (controlling parent company) held in Spain on March 13, 2009, approved a Multi-Year Variable Retribution Program of Shares for members of the BBVA Group’s directorship team (“the Program”) which includes several executives of AFP Provida. The Program became effective on April 15, 2009. Liquidation for the LTI 2009-2010 took place on April 15, 2011. Currently, the LTI programs corresponding to 2010-2011 and 2011 are in force.

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

On December 31, 2011, the estimated number of “units” for LTI 2010-2011 was 16,114 that are assigned to 7 AFP Provida’s executives, the amount of which has been recognized on an accrual basis over the term of the Program. Additionally, in the current year the Company has started to accrue the NIO (New incentive for officers) 2011, which includes 18,070 units, assigned to 7 AFP Provida’s executives.

As of December 31, 2011, the expense was MCh$164 due to indicators for the LTI 2010-2011 and NIO were 2.0 and 1.0925, respectively. The LTI 2009-2010 expired on December 31, 2010 and the final indicator was zero, as a result the expense of MCh$67 recognized in 2010 was reversed. These amounts are included in the line item “Employee expenses” in the consolidated statements of comprehensive income.

Provida has not granted any post-employment benefits to its employees.

o.       Current taxes and deferred taxes

o.1. Income Tax

In accordance with current tax legislation, the Administrator constitutes provisions for income taxes based on taxable profit for the year, at a tax rate of 20% in December 2011 and 17% in December 2010, as instructed by Chilean Internal Revenue Services, and as required by Decree Law 824 of the Income Tax Law.

On July 31, 2010, Law Nº 20.455 was enacted, in order to finance the reconstruction of the country after the earthquake occurred on February 27, 2010. This law, incorporates temporarily increases tax rates for commercial years 2011 and 2012 (20% and 18.5%, respectively), and returns to an original 17% in 2013.

Current tax for current and prior periods, to the extent unpaid, is recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.

The benefit relating to a tax loss that can be carried back to recover current tax of a previous period shall be recognized as an asset.

o.2. Deferred taxes

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

p.       Minimum dividend

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ Meeting to be held in the following year, for a total amount equal to the legal minimum requirement of 30% but no more than 75% of the profit for the year, which amounts will be dependent on the fulfillment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

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

r.       Revenue recognition

Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Funds have been completed. Fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been credited.

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

Since its constitution, Provida has not had any problems complying with the foregoing requirement and, as of December 31, 2011, its Equity under IFRS amounts to U.F. 11,575,263.

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

t.1. Foreign currency exchange risk

Provida is exposed to foreign currency exchange rate risks through the foreign operations carried out through its wholly owned subsidiary Provida Internacional. As of December 31, 2011, Provida has invested MUS$72 in foreign operations which, at the same date, have generated MCh$9,092 in profits for Provida.

The devaluation of affiliate companies’ local currencies with respect to the US dollar and the appreciation of the latter with respect to the Chilean peso could adversely affect the share of income recognized by Provida, and hence, its respective profit.

t.2. Interest rate risk

Due to requirements for working capital, the Company may be exposed to minor interest rate risks resulting from financing through credit lines. Current leasing obligations are not subject to interest rate risk since the rates are predefined (fixed) in the respective contracts.

t.3. Mandatory investments

Provida’s principal financial investment is the mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares of each one of the administrated funds. Mandatory investments of the pension funds represented a 52% and 54% of total assets under management of Provida as of December 31, 2011 and December 31, 2010 respectively and, in view of the volatility seen in local and foreign markets where pension funds are invested, the future gains or loss on mandatory investments has posed certain risks to the stability of the Company’s income.

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

t.4. Life and disability benefits

Life and disability (L&D) insurance is a long-term obligation, given that the benefit promised to disabled participants is granted three years after the first ruling of disability, in the case of partial disability (50% to two thirds of loss of capacities), in other words the final ruling of disability. Up until October 2009, benefits for total disability (more than two thirds of loss of capacities) were also granted after three years.

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

One of the changes introduced by the Pension Reform was the elimination of the individual responsibility of the AFPs regarding L&D insurance benefits. Hence, starting July 1, 2009, a number of insurance companies were awarded the management of L&D insurance for a 12 month period. Subsequently in July 2010, the second bidding process was carried out for the next 24 months. Provida now basically keeps, for the concept of L&D insurance, the obligation of claims pending payment for the period of temporary disability, with the contract currently at the run-off stage.

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

NOTE 5.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2011 and December 31, 2010 was MCh$36,091 and MCh$37,166, respectively and is detailed as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Time Deposits	28,942	28,778
Cash in banks	7,136	8,219
Cash on hand	13	169
Total cash and cash equivalents	36,091	37,166

Time deposits have a maturity of less than three months from the date of acquisition.

There are no amounts of cash and cash equivalents held by Provida that are not available for its use.

NOTE 6.   MANDATORY INVESTMENTS

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and December 31, 2010, the Administrator held Mandatory Investments for MCh$201,418 and MCh$204,526 in the Pension Funds it administrates, in accordance with the following detail:

	As of December 31,
	2011		2010
	MCh$	Shares	MCh$	Shares
Pension Funds - Type A	32,178	1,285	39,868	1,462
Pension Funds - Type B	35,629	1,595	39,690	1,699
Pension Funds - Type C	89,593	3,869	90,871	3,907
Pension Funds - Type D	33,762	1,676	28,800	1,486
Pension Funds - Type E	10,256	411	5,297	230
Total Mandatory Investment	201,418		204,526

Gains and losses on mandatory investments as of December 31, 2011, 2010 and 2009 were (MCh$3,469), MCh$21,886 and MCh$32,829, respectively and is detailed as follows:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Gain on mandatory investment held in pension fund Type A	(3,106)	4,956	8,749
Gain on mandatory investment held in pension fund Type B	(1,700)	4,878	7,990
Gain on mandatory investment held in pension fund Type C	(378)	9,314	13,197
Gain on mandatory investment held in pension fund Type D	1,187	2,309	2,551
Gain on mandatory investment held in pension fund Type E	528	429	342
Gain on mandatory investments	(3,469)	21,886	32,829

NOTE 7.   REVENUE

Revenue for the years ended December 31, 2011, 2010 and 2009 is as follows:

	For the years December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Fee income (a)	140,359	130,273	169,365
Other revenue (c)	12,889	17,183	11,808
Total	153,248	147,456	181,173

a. Fee income

Total fee income charged by the Administrator to the Pension Funds it administrates as of December 31, 2011, 2010 and 2009, were MCh$140,359, MCh$130,273 and MCh$169,365 respectively.

Fee income corresponds to the following concepts:

	For the years December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Fees for depositing Mandatory Contributions and APV (Variable fee)	137,664	128,001	167,510
Fees for programmed withdrawals and temporary income (Variable fee)	2,695	2,272	1,855
Total	140,359	130,273	169,365

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b. Fees receivable

As of December 31, 2011 and December 31, 2010, Fees Receivable presented within the line item Trade and Other Receivables (see Note 8) corresponded to the following concepts:

	As of December 31,
	2011	2010
Fees Receivable:	MCh$	MCh$
Fund Type A	(1)	44
Fund Type B	25	60
Fund Type C	184	84
Fund Type D	(15)	22
Fund Type E	1	4
Total	194	214

c. Other revenues

Other revenues as of December 31, 2011, 2010 and 2009 of the Administrator were as follows:

	For the years December 31,
	2011	2010	2009
Other Revenues	MCh$	MCh$	MCh$
Other revenues - AFP Génesis Ecuador (1)	9,274	8,488	6,839
Insurance contracts settlements (2)	2,151	7,126	3,457
Services rendered by AFC (Unemployment Fund) (4)	491	690	724
Surcharges and collection costs (3)	596	618	560
Revenue for additional contributions (3)	372	261	228
Other revenues	5	-	-
Total	12,889	17,183	11,808

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

NOTE 8.   TRADE AND OTHER RECEIVABLES

As of December 31, 2011 and December 31, 2010, the current and non-current balances of this item are as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Accounts receivable from insurance companies (1)	3,687	-	8,632	-
Fees receivable (2)	194	-	214	-
Accounts receivable from Pension Funds	415	-	144	-
Accounts receivable from the State (3)	192	-	195	-
Other accounts receivable	2,551	329	2,628	132
Total Trade and Other Receivables	7,039	329	11,813	132

(1) Includes items to be recovered from insurance companies (See note 13 f.1)
(2) Includes fees receivable from pension funds (See note 7 b.)
(3) Includes items to be recovered from the State (See note 13 f.2)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.       Accounts receivable from Pensions Funds

The detail of this item is as follows:

	As of December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	194	-	-	194
Banking charges	-	-	2	-	-	2
Indemnization accounts	3	3	5	1	1	13
Programmed withdrawals	2	4	19	78	12	115
Voluntary pensions savings	-	-	91	-	-	91
Total	5	7	311	79	13	415

	As of December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	97	-	-	97
Banking charges	-	-	5	-	-	5
Indemnization accounts	-	-	-	-	-	-
Programmed withdrawals	3	2	7	7	1	20
Voluntary pensions savings	-	-	22	-	-	22
Total	3	2	131	7	1	144

b. Other accounts receivable

The details of this item are as follows:	Years ended as of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Medical leave absences	89	-	123	-
Advances to suppliers	16	-	113	-
Other - AFP Genesis	1,239	-	949	-
Other receivables	1,207	329	1,443	132
Total Other Accounts Receivables	2,551	329	2,628	132

NOTE 9.   INVENTORIES

The detail of inventories as of December 31, 2011 and 2010 is as follows.

	As of December 31,
	2011	2010
	MCh$	MCh$
Forms for public use	148	133
Internal manual forms	53	53
Maintenance supplies	34	43
Computer material	68	24
Office supplies	50	20
Data processing forms	20	9
Communications with participants and publicity material	11	7
Cafeteria supplies and products	11	6
Total inventories	395	295

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.   PREPAYMENTS

The detail of current and non-current prepayments as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Insurance	29	-	-	-
Advertising	-	-	61	-
Advisory services	35	-	11	-
Prepaid expenses	14	-	12	-
Other	391	216	214	366
Total prepayments	469	216	298	366

NOTE 11.   BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

All transactions with related parties are approved by the Board of Directors, and have been performed on market conditions or on similar terms to those usually prevailing in the market.

a. Accounts receivable from related entities

As of December 31, 2011 and 2010 the Administrator presented a balance for Accounts Receivable from Related Entities as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	5,577	-	6,744	-
BBVA Chile S.A.	173	-	183	-
Soc. Adm. de Fondos de Cesantía Chile S.A.	21	-	84	-
BBVA Comercializadora Ltda.	-	-	-	-
Servicios de Administración Previsional S.A.	436	-	386	-
BBVA Servicios Corporativos Ltda.	1	-	-	-
Total	6,208	-	7,397	-

For all periods presented, no guarantees has been given or received nor has any allowance for doubtful accounts been recorded in respect of accounts receivables from related parties.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b. Accounts payable to related entities

As of December 31, 2011 and 2010, the Administrator presented a balance for Accounts Payable to Related Entities as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	17	-	52	-
Servicios de Administracion Previsional S.A. (collection contract and others)	1,061	-	1,470	-
BBVA Chile S.A. (collection contract, pension payments and savings)	133	-	121	-
BBVA España	38	-	43	-
BBVA Inversiones Chile S.A. (CMA)	-	-	4	-
Aplica Soluciones Tecnológicas Ltda	-	-	73	-
Aplica Tecnología Avanzada (former CCR Bancomer)	117	-	110	-
BBVA Servicios Corporativos Ltda.	456	-	-	-
Total	1,822	-	1,873	-

c. Detail of transactions with related parties

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2011	2010	2009	2011	2010	2009
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	2,832	3,578	735	(566)	(610)	(3,069)
	Software Maintenance Service (CMA)	-	73	612	-	(73)	(612)
	Office Rental	1	1	1	1	1	1
	Self service dispenser lease	114	40	22	(114)	(40)	(22)
BBVA Corredores de Bolsa S.A.	Financial services	169	163	150	(169)	(163)	(150)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	1,250	1,588	1,894	1,250	1,588	1,894
	Rentals (agencies, Huérfanos and Bandera Tower)	518	543	656	(518)	(543)	(656)
	Community fees as lessor	167	248	156	167	248	156
	Community fees as lessee	210	76	313	(210)	(76)	(313)
	Pension payment service	26	161	821	(26)	(161)	(821)
	Collection contract	4	3	295	(4)	(3)	(295)
	Expense for bank account maintenance	1	46	9	(1)	(46)	(9)
	Savings payment service	50	80	139	(50)	(80)	(139)
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	370	649	44,797	(370)	(649)	(44,797)
	Casualty rate provision	(3,031)	1,690	16,156	3,031	(1,690)	(16,156)
	Financial revenue provision	2,151	7,126	3,457	2,159	7,126	3,457
	Insurance settlement	990	933	33,458	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,624	1,517	1,299	(1,624)	(1,517)	(1,299)
	Young worker subsidy	15	11	11	(15)	(11)	(11)
	DNPA (declaration of non-payment) service	94	85	-	(94)	(85)	-
	Password administration	166	73	69	(166)	(73)	(69)
	Data processing	147	519	22	(147)	(519)	(22)
	File transference	14	12	15	(14)	(12)	(15)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2011	2010	2009	2011	2010	2009
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	Technological services	5	7	8	(5)	(7)	(8)
	Pension Reform services and reports	-	-	30	-	-	(30)
	SAS 70 report	(11)	12	-	11	(12)	-
	MAC Service	24	-	-	(24)	-	-
	Monitoring Service	1	-	-	(1)	-	-
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	219	235	297	219	235	297
	Technological Supportive Services	271	455	383	271	455	383
	Loans in current account	-	(84)	(83)	-	-	-
BBVA Bancomer Servicios S.A.	Data Processing	1,428	1,143	884	(1,428)	(1,143)	(884)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	57	43	2	(57)	(43)	(2)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	5,102	5,524	-	(5,102)	(5,524)	-
	Office rentals	491	479	-	491	479	-
	Common Charges as lesee	21	35	-	56	35	-
BBVA Corredora Técnica de Seguros Ltda.	Rental of branch offices	-	-	11	-	-	11
Aplica Soluciones Tecnológicas Chile Ltda.	Technological services	412	73	-	(36)	(73)	-

Description of transactions with related parties for the period ended December 31, 2011, 2010 and 2009:

BBVA Inversiones Chile S.A.:
Transactions with this entity in 2011, 2010 and 2009 refer to:

i) Software license contract entered into on December 1, 2005 and new contract in 2010, corresponding to intellectual property rights related to the use, as well as, its instructions of use and functionality, of a software implemented on different operating and administrative processes, amounting to MCh$2,832 as of December 31, 2011, MCh$3,578 as of December 31, 2010 and MCh$735 as of December 31, 2009. During 2011, 2010 and 2009, enhancements for new projects were incorporated amounting to MCh$0, MCh$746 and MCh$742, respectively.

ii) Contract entered into on December 1, 2005 for software maintenance and update services for changes related to new regulations or new requirements. This maintenance service is performed in the Maintenance Center (CMA). During the period, this service amounted to MCh$0 in 2011, MCh$73 in 2010 and MCh$612 in 2009, have been included in the “Miscellaneous other operating expenses” line item.

BBVA Bancomer Servicios (Mexico):
Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,428 at December 31, 2011, MCh$1,143 at December 31, 2010 and MCh$884 at December 31, 2009 are included in the “Miscellaneous other operating expenses” line item.

This contract was transferred in 2011 to Aplica Tecnologia Avanzada S.A., as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

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

The Administrators as a group have provided the AFC with a supportive and undividable guarantee of U.F400,000. This guarantee, in accordance with Provida’s equity interest in the company (37.8%), amounts to MCh$3,371 or approximately MUS$6 and was requested so that the AFC could comply with the credit operations with regard to the eventual coverage of bank guarantee letters, expiring on April 25, 2013.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Administrator with bank guarantee letters for UF 160,000 (MCh$3,567).

Aplica Soluciones Tecnológicas Chile Ltda.: Contract dated January 4, 2010, corresponds to design and development services of the software systems, amounting to MCh$412 as of December 31, 2011 and MCh$133 as of December 31, 2010. During 2011 and 2010, enhancements for new projects were incorporated amounting to MCh$279 and MCh$133 respectively.

BBVA Servicios Corporativos Limitada: Contract for outsourcing the Company’s services. The contract will last for 10 years and is renewable for 10-year periods.

Banco Bilbao Vizcaya Argentaria S.A.: Contract dated December 16, 2009 corresponding to rendering computing services, including consultancy and server maintenance and a help desk.

Board of Directors and key management personnel:

d. Accounts receivable and payable and other transactions

There are no outstanding amounts receivables or payable between Provida and the members of the Board of Directors and key management personnel. No guarantees have been given or received from Directors or Key management personnel. No other transactions have been performed between Provida and the members of the Board of Directors and key management personnel.

d.1 Compensation of Key management personnel

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Salaries	2,715	2,685	3,069
Short-term benefits for employees	937	1,308	1,256
Termination benefits	453	280	464
Total remunerations of key management personnel	4,105	4,273	4,789

In 2011, key management personnel consist of 47 executives distributed in 21 managers, 7 deputy managers and 19 department chiefs. In 2010, there were 50 executives distributed in 19 managers, 7 deputy managers and 24 department chiefs, while in 2009, there were 60 executives comprised by 21 managers, 7 deputy managers and 32 department chiefs.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.2 Compensation of Board of Directors and Directors’ Committee

Compensation of the Board of Directors amounted to MCh$614, MCh$290 and MCh$226 as of December 31, 2011, 2010 and 2009, respectively, and have been presented within the line item “Miscellaneous other operating expenses”.

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Per Diem	570	270	222
Fees	44	20	4
Total	614	290	226

As of December 31, 2011, the Board of Directors that was elected in the General Shareholders’ meeting held on April 29, 2011 was composed as follows:

Name of Directors	Position
Joaquín Cortez Huerta	Chairman of the Board of Directors
Jesús del Pino Durán	Vice-Chairman
Luis Fernando Ferreres Crespo	Director
Francesc Jorda Carré	Director
José Martos Vallecillos	Director
María Cristina Bitar Maluk	Director
Jorge Marshall Rivera	Director
Jorge Granic Latorre	Alternate Director
Osvaldo Puccio Huidobro	Alternate Director

On October 19, 2011, Mr. Joaquín Vial Ruiz-Tagle submitted his resignation from the position of Chairman of the Board of Directors and Director. To replace Mr. Joaquín Vial Ruiz-Tagle, Mr. Joaquín Cortez Huerta was designated as Chairman of the Board of Directors.

In compliance with the provisions set forth in Article 33 of Corporate Law N°18,046, fees of the Board are fixed annually in the Ordinary Shareholders’ meeting and the amounts that were approved for normal board meetings, extraordinary meetings and committee meetings, are established as follows:

Directors’ Committee:

According to the provisions established in Law 19,075 of December 20, 2000, and Circular N°1,526 of the Superintendency of Insurance and Securities of February 19, 2001, the Administrator constituted the committee of directors which replaced the previous Audit Committee in its faculties and functions.

As of December 31, 2011
Name of Director	Position	Normal Meeting	Extraordinary Meeting	Maximum Amount	Directors' Committee
		MCh$	MCh$	MCh$	MCh$
Joaquín Cortez Huerta	Chairman	250	10	260	-
Jesús del Pino Durán	Vice-Chairman	250	10	260	83
Luis Fernando Ferreres Crespo	Director	250	10	260	-
Francesc Jorda Carré	Director	250	10	260	-
María Cristina Bitar Maluk	Director	250	10	260	83
José Martos Vallecillos	Director	250	10	260	-
Jorge Marshall Rivera	Director	250	10	260	83
Osvaldo Puccio Huidobro	Alternate Director	175	7	182	83
Jorge Granic Latorre	Alternate Director	175	7	182	83

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.   INCOME AND DEFERRED TAXES

a) Current tax assets and liabilities

a.1)  Current tax assets

The detail of current tax assets as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Monthly provisional tax payments	15,384	6,168
Credit for training expenses	153	153
VAT tax credit	90	26
Other taxes assets	298	338
Total	15,925	6,685

a.2)  Current tax liabilities

The detail of current tax liabilities as of December 31, 2011, 2010 is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Income tax payable	21,484	13,674
Adjustment for income taxes (previous period)	324	589
Other increase and decreases	469	(401)
Income taxes payable - AFP Génesis Ecuador	(2,497)	878
Other taxes (tax rate 35%)	12	9
Total	19,792	14,749

b) Deferred taxes

The deferred taxes recognized for deductible and taxable temporary differences as of December 31, 2011 and December 31, 2010 are as follows:

	Deferred tax assets		Deferred tax liabilities
	December 31,		December 31,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$
Temporary differences:
Deferred tax relating to depreciation	-	-	1,801	2,157
Deferred tax relating to amortization	-	-	6,219	7,254
Deferred tax relating to provisions	876	936	-	-
Deferred tax relating to revaluation of mandatory investments	-	-	19,092	19,682
Deferred tax relating to other temporary differences	9	59	158	166
Total	885	995	27,270	29,259

Deferred tax assets have been recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Management of Provida considers that sufficient taxable profits will be available to be utilized.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.1) Movements in deferred taxes

The following table sets forth the changes in deferred taxes in the consolidated statement of financial position as of December 31, 2011 and December 31, 2010.

	Assets	Liabilities
	MCh$	MCh$
Deferred tax movements
Balance as of January 1, 2010	492	25,641
Increase (decrease) in profit or loss	503	3,618
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2010	995	29,259
Increase (decrease) in profit or loss	(110)	(1,989)
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2011	885	27,270

c) Income taxes

c.1) Income tax expense
Income tax expense as of December 31, 2011, 2010 and 2009 is detailed as follows:

	As of December 31,
	2011	2010	2009
Income tax expense	MCh$	MCh$	MCh$
Current tax expense	(21,484)	(15,581)	(10,116)
Tax benefit effect from tax assets not previously recognized	-	-	-
Adjustments to current tax of prior period	-	-	385
Other current tax income (expense)	1,894	1,255	(206)
Current tax expense (income), net	(19,590)	(14,326)	(9,937)
Deferred tax income (expense) relating to origination and reversal of temporary differences	1,879	(2,698)	(4,512)
Deferred tax income (expense) relating to tax rate changes or imposition of new taxes	-	(416)	-
Tax benefit effect from tax assets not previously recognized	-	-	-
Other deferred tax expense	-	-	-
Deferred tax expense (income), net	1,879	(3,114)	(4,512)
Total income tax expense (income)	(17,712)	(17,440)	(14,449)

d) Reconciliation of statutory tax rate with effective tax rate

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Profit before income tax	96,567	109,064	88,891
Statutory tax rate	20%	17%	17%
Income tax applied to profits before taxes	19,313	18,541	15,111
Permanent differences and others	(1,601)	(1,101)	(662)
Total tax for the period	17,712	17,440	14,449
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

The Pension Reform Law eliminated the individual responsibility that AFPs had with life and disability insurance by establishing that the AFPs as a whole should contract, through public bidding, a fixed, single-premium insurance to cover this risk. This insurance is awarded to one or more insurance companies offering the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive concentration and cover the entire life and disability insurance risk with the same value for all workers. This obligation is paid by the employer and became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011.

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

It is important to point out that, even though Provida does not have individual contracts with prevailing coverage, there is one contract described below that are still operating as a result from the modality of transitory disability that entails payments of disability claims three years after the first disability ruling, only if the disability has been confirmed by a definitive ruling.

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

In operational terms regarding the contract in force until June 2009, during the first quarter of the year, Provida and the insurance company compare payments made by the Administrator in the previous fiscal year for temporary premiums (the “temporary premium”) and pre-settlements and the sum of (i) the effective amounts paid by the insurer to the participants or their beneficiaries (“Transitory pensions and contributions”) and (ii) the amount estimated by the insurer (“Technical reserves”) required to pay disabled participants once the final rulings or disabled status are declared by the Medical Commission (the sum of (i) and (ii) is referred to in this document as “total cost of casualties”). Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable income of contributors. If the cost of casualties is higher than temporary payments, Provida must pay to the insurance company the difference up to a maximum limit established in the insurance contracts, based on maximum casualty rate. Provida has no obligation to pay casualties exceeding the maximum rate. However, if the insurer is not able to pay the benefits to the participants, Provida would be responsible for such payments.

The last disability and survival insurance with effective coverage from January 1, 2005 to June 30, 2009 was purchased from BBVA Seguros de Vida S.A. (related company, see Note 11). The initial contract's maximum casualty rate was 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with a monthly premium paid throughout the coverage period of the contract at a temporary premium rate of 0.70%. Provida’s participation over the surplus was 100% if the casualty rate was equal to or lower than the contract’s maximum casualty rate over the contributing participants’ taxable income. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables and the consequent impact in the higher casualty costs upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The previous insurance policy related to life and disability in force from August 1, 2003 to December 31, 2004 entered into with BBVA Seguros de Vida S.A. Premiums had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate is equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate was equal to or less than 0.85%, Provida had the right to an additional participation in 90% of the surplus. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 for the contract coverage period. The contract's annual true-ups took place on March 31 of each year beginning in 2005. The date of the final settlement of this contract was contemplated to occur on December 31, 2008, but was extended by common agreement of the parties, being finally paid in April 2011.

c. Effect on Profit (Loss)

The net effect on profit (loss) for the life and disability insurance includes the premium expenses presented under line item “Life and Disability Insurance Premium" and revenues from settlements for favorable casualty rate and monthly financial revenues that are presented under line items “Other revenues” within the consolidated statement of comprehensive income.

The net composition of annual expense for life and disability insurance for the years ended December 31, 2011, 2010 and 2009 is detailed as follows:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Annual expense for life and disability insurance premiums	370	649	45,320
Unfavorable adjustments due to casualty rate	(2,696)	1,689	16,175
Life and disability insurance premium	(2,326)	2,338	61,495
Financial income (Note 7 c.)	(2,151)	(7,126)	(3,457)
Total life and disability insurance expense, net	(4,477)	(4,788)	58,038

Since January 1, 2004, in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, among others at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model were less than the cost calculated and registered by the insurance company, by law, this last amount will be accrued according to the current regulation. On the contrary, if the casualty rate calculated by the model were higher than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model.

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

Likewise, on applying the methodology of its casualties’ model, Provida concluded that life and disability rates for annuities would be at lower average levels than the prevailing market interest rate as of December 2011. However and given that the average forward rates at the close of December 2010 were at lower rates than the average rates expected for December 2011, AFP Provida made a reversal of provisions determined by the difference between the amount required as of December 2010 and the actual amount accrued by Provida as of December 31, 2011 in accordance to its model by using the best available information. As of December 31, 2010, the situation described above was similar, thus Provida also reversed provisions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d. Liabilities arising from additional contributions

d.1 Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$310 and MCh$237 as of December 31, 2011 and December 31, 2010 respectively. These liabilities are recorded under “Collections to be cleared” within line item “Trade and other payables” (Note 21).

	As of December 31,
	2011	2010
	MCh$	MCh$
1) Pending additional contributions Contributions of workers not identified in the participants' master file or transferred to other Administrators, or deceased, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summaries.	46	46
2) Additional contributions to be cleared Additional contributions and health insurance contributions of independent participants paid, for which the support sheets have not been received.	264	191
Total	310	237

The balance of pending contributions will be settled by the internal process of clearance or by transferring those to other pension fund administrators, beginning on January 1, 1998, these contributions are paid directly into the Pension Fund.

d.2. Comparative analysis of pending additional contributions

	As of December 31,
Pending Additional Contributions	2011	2010
	MCh$	MCh$
Beginning balance	46	47
Leftovers from the year	-	-
Cleared leftovers:
• For Provida	-	-
• Sent to other AFPs	-	(1)
Final Balance	46	46

e. Accounts payable to insurance companies

The accounts payables to insurance companies presented within line item “Trade and other payables” were MCh$380 as of December 31, 2011 and MCh$0 as of December 31, 2010.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.1 Receivables from Insurance Companies

The balance of “Receivables from Insurance Companies”, under the item “Trade and Other Receivables”, as of December 31, 2011 and as of December 31, 2010, consisted of the following:

	As of December 31,
	2011	2010
	MCh$	MCh$
Balance at end previous year	8,632	532
Life and disability pensions paid by the Company	105,455	102,852
Reimbursements from the Insurance Company (less)	(110,400)	(94,752)
Insurance Company’s balance at end of year	3,687	8,632

f.2 Receivables from the State

The balance of “Receivables from the State”, under the item “Trade and Other Receivables”, as of December 31, 2011 and as of December 31, 2010, consisted of the following:

	As of December 31,
	2011	2010
	MCh$	MCh$
Balance at end previous year	195	1,499
• Pensions financed by state guarantee according to
Art. 73 of DL. N° 3,500 of 1980	83,405	42,994
• Payments financed for APS(*) financed by the Administrator	79,193	14,628
• Payments financed by the Administrator	17,551	4,910
• Reimbursement of State Guarantee	(83,725)	(42,587)
• Reimbursement of APS(*)	(78,914)	(14,087)
• Reimbursement of other payments	(17,513)	(7,162)
Balance at end of year	192	195
(*) Solidarity Pension Contribution (‘APS’ for its Spanish acronym)

g. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$5,780 as of December 31, 2011 and MCh$8,835 as of December 31, 2010. The provision was presented net of financial income of MCh$5,914 as of December 31, 2010.

The provision made for a higher casualty rate is presented under the item “Provisions”.

Insurance Company	Period covered the Contract (MMYY-MMYY)	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of information provided by the Insurance Company	Gross Provision at current year-end (not including financial revenues effects)*
		Date	MCh$	To reported date	At 12-31-2011		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	88,344	88,182	88,182	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2011	361,701	361,976	361,976	-	(5,780)
Total						-	(5,780)

(*)      BBVA Seguros de Vida S.A. adopted General Rule N°243 effective beginning on July 1, 2009 allowing it to voluntarily determine the casualty reserve for those life and disability insurance contracts which coverage period before June 30, 2009, at a market interest rate on a monthly basis. Consequently, it resulted in a decreased amount of reserves as the reserves were determined at historical rates lower than the current ones. Likewise, Provida by estimating that the market rates would be lower for the next three year than the rates at the effective dates to settle the obligation, has made an additional accrual that explains the difference between the amount required by the insurer and the actual amount accrued by Provida.
(**)   The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period was closed in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 was assumed by such insurer.
(***) Includes accrued premiums for a total amount of MCh$577 discounted from the balance payable to BBVA Seguros de Vida S.A. according to the respective contracts.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g.1 Reconciling costs and payments to the insurance companies

Figures in MCh$
N° contract	Cost of casualties insurance co.	Premium Paid	Premium Accrued	True- up	Total Payments to insurance co.
1	88,344	56,118	-	32,065	88,182
2	361,701	259,743	577	101,655	361,976

g.2 Financial income provision

N° Contract	2011	2010
	MCh$	MCh$
1	-	9
2	2,235	5,905
Total	2,235	5,914

h. Detail according to life and disability insurance contracts
Contract N°	Name of Insurance Company	Period covered by contract	Sub-period covered by contract
1	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
2	BBVA Seguros de Vida S.A.	January 1, 2005 to June 30, 2009	N/A

i. Detail of disability insurance costs

Disability
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2011)						(January to December 2010)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-	52	681		-	20	10	38	471	5	6
2	25,158	4,481	2,284	53,086	87	62	47,566	8,758	2,660	56,557	22	19

j. Detail of life insurance costs

Life
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2011)						(January to December 2010)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-	2	11		-		-	5	53		-
2		-	104	1,025		-		-	181	1,840		-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

k. Detail of financial income of life and disability insurance

	Financial Revenue 2011	Financial Revenue 2010
Contract N°	MCh$	MCh$
1	2	10
2	2,486	5,787
Total	2,488	5,797

l. Detail of life and disability insurance adjustments

As of December 31, 2011
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Cumulated Cost	Total Cumulated casualties	Cumulated fixed premium + temporary premium	Cumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
30-04-2011	1	32,067	-	88,343	88,343	56,789	3,516
31-12-2011	2	101,655	2,462	323,661	361,701	262,331	19,159

As of December 31, 2010
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Cumulated Cost	Total Cumulated casualties	Cumulated fixed premium + temporary premium	Cumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
31-12-2010	1	30,847	10	84,355	85,009	54,787	3,381
31-12-2010	2	91,606	5,787	255,041	349,341	252,077	16,069

NOTE 14.   INVESTMENT IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1 Movements in investments in associates

The following tables set forth the changes in the equity of the Company’s equity method investments during the years ended December 31, 2011 and 2010.

As of December 31, 2011
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2011	Share of Profit (Loss)	Dividends	Exchange rate on translation	Other	Balance as of December 31, 2011
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	2,369	1,299	-	-	118	3,786
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	282	83	(38)	-	-	327
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	3,054	2,343	(1,328)	-	(469)	3,600
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	9,239	3,802	(2,836)	15	-	10,220
AFP Horizonte (1)	Peru	Peruvian Soles	15.87%	6,365	2,184	(2,967)	1,176	-	6,758
Total				21,309	9,711	(7,169)	1,191	(351)	24,691

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2010	Share of Profit (Loss)	Dividends	Exchange rate on translation	Other	Balance as of December 31, 2010
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	1,332	1,079	-	-	(42)	2,369
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	248	59	(69)	-	44	282
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	2,975	1,787	(1,329)	-	(379)	3,054
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	7,925	3,616	(2,328)	26	-	9,239
AFP Horizonte (1)	Peru	Peruvian Soles	15.87%	5,101	2,248	(366)	(1,610)	992	6,365
Total				17,581	8,789	(4,092)	(1,584)	615	21,309

(1) Provida exercise significant influence through BBVA Group participation on those companies.

All of our associates do not have published price quotations. There are no restrictions (e.g. resulting from borrowing arrangements or regulatory requirements) on the ability of associates to transfer funds to Provida in the form of cash dividends, or repayment of loans or advances.

For all periods presented no changes in ownership interest in our investment in associates have occurred.

14.2 Summarized total financial information of investments in associates

The following tables set forth summarized information of the investment in associates where Provida has significant influence, including the aggregated amounts of assets, liabilities, revenues and profit or loss as of December 31, 2011, and 2010:

As of December 31, 2011
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	12,233	1,291	2,038	11,486	12,470	(9,034)	3,436
Inversiones DCV S.A.	23.14%	58	1,357	1	1,415	361	(2)	359
Servicios de Administración Previsional S.A.	37.87%	6,924	8,714	6,073	9,563	14,936	(8,749)	6,187
AFORE Bancomer	7.50%	175,491	1,367	40,594	136,264	119,839	(69,140)	50,699
AFP Horizonte	15.87%	18,595	41,509	17,529	42,575	47,137	(33,378)	13,759
Total		213,301	54,238	66,235	201,303	194,743	(120,303)	74,440

As of December 31, 2010
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	6,822	2,437	1,776	7,483	9,855	(7,000)	2,855
Inversiones DCV S.A.	23.14%	4	1,215	-	1,218	256	(1)	255
Servicios de Administración Previsional S.A.	37.87%	6,609	7,840	6,301	8,149	12,148	(7,430)	4,718
AFORE Bancomer	7.50%	156,663	2,330	35,806	123,187	117,140	(68,923)	48,217
AFP Horizonte	15.87%	18,476	38,396	14,468	42,404	41,490	(27,330)	14,160
Total		188,574	52,218	58,351	182,441	180,889	(110,684)	70,205

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.   FINANCIAL INSTRUMENTS

15.1 Capital management

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

In terms of regulation regarding capital matters, the Pension Funds Administrators must maintain a net minimum shareholder’s equity measured in UF, which is directly related to the number of participants that the AFPs have at the date of the financial statements. AFP Provida is in the upper trace due to maintain a number exceeding 10,000 participants, which obligates Provida to dispose to a minimum shareholders’ equity of UF 20,000. Since the Company was established, it has been in compliance with such obligation, and as of December 31, 2011 its shareholders’ equity amounts to UF 11,575,263.

15.2 Financial instruments classified by nature and category

a)       The detail of financial assets, classified by nature and category as of December 31, 2011 and 2010 are as follows:

	As of December 31
	2011	2010
	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 4h. and Note 6)	201,418	204,526
Financial assets(*)	14,322	-
Financial assets AFP Génesis Ecuador	5,698	4,909

(*) Term deposits with maturity of more than one year.

b)       The detail of financial liabilities, classified by nature and category as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Amortized cost:
Interest-bearing borrowings	354	402

15.3 Fair value of financial instruments

Management considers that the carrying amounts of financial assets and liabilities recognized at amortized cost in the consolidated financial statements, approximates their fair value.

15.4 Fair value measurement

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 1 – fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

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

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	201,418	-	-	201,418
Financial assets(*)	14,322	-	-	14,322
Financial assets - AFP Genesis	5,698	-	-	5,698

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	204,526	-	-	204,526
Financial assets(*)	-	-	-	-
Financial assets - AFP Genesis	4,909	-	-	4,909
(*) Term deposits with maturity of more than one year.

NOTE 16.   PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31,
	2011	2010
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	111	404
Land	5,804	6,017
Buildings	15,789	15,470
Plant and equipment	676	876
IT Equipment	1,672	1,537
Fixtures and fittings	2,131	2,394
Leasehold improvements	1,140	1,458
Other Property, plant and equipment	464	504
Property, Plant and Equipment, Net	27,787	28,660

	As of December 31,
	2011	2010
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	111	404
Land	5,804	6,017
Buildings	21,559	21,744
Plant and equipment	1,226	1,733
IT Equipment	3,121	3,144
Fixtures and fittings	5,704	4,922
Leasehold improvements	1,787	1,770
Other Property, plant and equipment	852	865
Property, Plant and Equipment, Gross	40,164	40,599

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2011	2010
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	-	-
Land	-	-
Buildings	(5,770)	(6,273)
Plant and equipment	(550)	(857)
IT Equipment	(1,449)	(1,608)
Fixtures and fittings	(3,573)	(2,528)
Leasehold improvements	(647)	(312)
Other Property, plant and equipment	(388)	(361)
Accumulated depreciation and impairment of Property, Plant and Equipment	(12,377)	(11,939)

As of December 31, 2010 the Company recorded impairment losses for MCh$556 caused by the earthquake occurred on February 27, 2010 in Chile.

For all periods presented, there are no items of property, plant and equipment pledged as security for liabilities.
The reconciliation of the carrying amount of property, plant and equipment for the years ended December 31, 2011 and December 31, 2010 is as follows:

As of December 31, 2011:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2011	404	6,017	15,470	876	1,537	2,394	1,458	504	28,660
Movements:
Additions	2,380	-	6	43	955	241	43	1	3,669
Disposals	-	(213)	(675)	(23)	-	-	-	-	(911)
Depreciation expense	-	-	(322)	(228)	(813)	(586)	(361)	(42)	(2,352)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(2,673)	-	1,310	8	(7)	82	-	1	(1,279)
Total movements	(293)	(213)	319	(200)	135	(263)	(318)	(40)	(873)
Ending balance as of December 31, 2011	111	5,804	15,789	676	1,672	2,131	1,140	464	27,787

As of December 31, 2010:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2010	787	6,017	15,555	859	1,479	3,503	932	509	29,641
Movements:
Additions	1,906	-	242	187	793	100	93	32	3,353
Disposals	(2)	-	-	(44)	(20)	(3)	-	-	(69)
Depreciation expense	-	-	(323)	(230)	(724)	(657)	(261)	(45)	(2,240)
Impairment loss recognized in profit or loss	-	-	-	-	-	(556)	-	-	(556)
Other increases (decreases)	(2,287)	-	(4)	104	9	7	694	8	(1,469)
Total movements	(383)	-	(85)	17	58	(1,109)	526	(5)	(981)
Ending balance as of December 31, 2010	404	6,017	15,470	876	1,537	2,394	1,458	504	28,660

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.   INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010, the following amounts:

	As of December 31,
	2011	2010
Classes of Intangible assets	MCh$	MCh$
IT Software	3,642	2,968
Other identifiable intangible assets (*)	36,196	41,357
Intangibles assets, net	39,838	44,325

	As of December 31,
	2011	2010
Classes of Intangible assets	MCh$	MCh$
IT Software	4,944	3,578
Other identifiable intangible assets (*)	51,553	51,553
Intangibles assets, gross	56,497	55,131

	As of December 31,
	2011	2010
Classes of Intangible assets	MCh$	MCh$
IT Software	(1,302)	(610)
Other identifiable intangible assets (*)	(15,357)	(10,196)
Accumulated depreciation and impairment of intangible assets	(16,659)	(10,806)

(*) Correspond to Customers List (see Note 4. j.3)

The reconciliation of carrying amounts of intangible assets for the years ended December 31, 2011 and 2010 is as follows:

As of December 31, 2011:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2011	2,968	41,357	44,325
Movements:
Additions	1,585	-	1,585
Disposals	-	-	-
Amortization expense	(692)	(5,161)	(5,853)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	(219)	-	(219)
Total movements	674	(5,161)	(4,487)
Ending balance as of December 31, 2011	3,642	36,196	39,838

As of December 31, 2010:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2010	-	46,518	46,518
Movements:
Additions	3,578	-	3,578
Disposals	-	-	-
Amortization expense	(610)	(5,161)	(5,771)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	2,968	(5,161)	(2,193)
Ending balance as of December 31, 2010	2,968	41,357	44,325

 (*) Correspond to Customers List (see Note 4. j.3)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.   GOODWILL

The following tables set forth goodwill by company as of December 31, 2011 and 2010 is as follows:

Company	Balance as of January 1, 2011	Additions	Impairment	Balance as of December 31,2011
	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	8,460	-	-	8,460
AFP Génesis-Ecuador	273	-	-	273
AFP Horizonte-Peru	197	-	-	197
Total	8,930	-	-	8,930

Company	Balance as of January 1, 2010	Additions	Impairment	Balance as of December 31,2010
	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	8,460	-	-	8,460
AFP Génesis-Ecuador	273	-	-	273
AFP Horizonte-Peru	197	-	-	197
Total	8,930	-	-	8,930

For all periods presented there are no indications of an impairment loss.

NOTE 19.   OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Deferred interests for leasing	25	76	89	97
Other	6	-	-	-
Total Other Assets	31	76	89	97

NOTE 20.  INTEREST-BEARING BORROWINGS

Interest-bearing borrowings as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Leasing obligations	63	354	60	402
Banco Crédito e Inversiones	-	-	4	-
Total	63	354	64	402

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21.   TRADE AND OTHER PAYABLES

The balance of this account as of December 31, 2011 and 2010 is presented as follows:

	Years as of December,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Minimum Dividend	8,044	-	7,815	-
Withholdings from pensioners (1)	3,608	-	3,416	-
Pensions payable (2)	889	-	1,284	-
Accounts Payable to the National Health Fund (3)	532	-	523	-
Trade payables	4,811	-	3,021	-
Collection to be cleared (Note 13)	311	-	237	-
Other accounts payable	2,262	-	2,343	-
Total Trade and Other Accounts Payable	20,457	-	18,639	-

(1)     Withholdings from pensioners as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Balance at previous year's end	3,351	2,858
Withholding health contributions from pensioners and in the period	42,468	37,633
Withdrawals from National Health Fund in the period	(19,734)	(16,422)
Withdrawals from Health Care Institutions in the period	(5,269)	(4,534)
Withdrawals from compensation fund (CCAF) and others in the period	(17,270)	(16,183)
Subtotal	3,546	3,352
Single tax withholdings from pensioners	62	64
Total	3,608	3,416

(2)     Pensions payables represent as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$
Uncollected accrued pensions	714	228
Other	175	1,056
Total	889	1,284

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

	As of December 31,
	2011	2010
	MCh$	MCh$
a) Independent Contributors:
Balance at previous year's end	523	477
Collection of health contributions in the year	6,336	6,343
Withdraw to National Health Fund in the year	(6,326)	(6,297)
Balance at end of year	533	523
b) Pensioners:
Balance at previous year's end	3,351	2,858
Collection of health contributions from pensioners in the year	42,468	37,633
Withdraw to National Health Fund in the year	(19,734)	(16,422)
Withdraw to Health Care Institutions (Isapres) in the year	(5,269)	(4,534)
Withdraw to compensation fund (CCAF) and Others in the period	(17,270)	(16,183)
Subtotal contributions of Pensioners (*)	3,546	3,352

(*) Note: Theses amounts are part of withholdings from pensioners.

NOTE 22.   PROVISIONS

The detail of provisions as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (1)	4,915	-	4,262	-
Provision for unfavorable casualty rate (2)	5,780	-	447	8,388
Other Provisions (3)	3,459	-	4,015	-
Total Provisions	14,154	-	8,724	8,388

(1)       For a description of the provision for employee benefits, see Note 3.n2.
(2)       For a description of the provision for unfavorable casualty rate, see Note 3.n1.
(3)
Other provisions include mainly provisions for advertising and provision for litigations related to pending labor lawsuits with former employees and other pension matters. See Note 31.c for additional information.

Movements in provisions as of December 31, 2011 and 2010 are as follows:

	Balance as of January 1, 2011	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,262	2,986	(2,333)	-	-	4,915
Provisions for unfavorable casualty rate (Net of financial income)	8,835	-	-	(3,055)	-	5,780
Other Provisions	4,015	804	(743)	(617)	-	3,459
Total	17,112	3,790	(3,076)	(3,672)	-	14,154

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Balance as of January 1, 2010	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	5,169	1,841	(2,733)	(15)	-	4,262
Provisions for unfavorable casualty rate (Net of financial income)	13,360	1,690	933	(7,148)	-	8,835
Other Provisions	3,782	2,148	(1,810)	(105)	-	4,015
Total	22,311	5,679	(3,610)	(7,268)	-	17,112

NOTE 23.   OTHER CURRENT AND NON-CURRENT LIABILITIES

The amount held by the Administrator under the item Other Liabilities as of December 31, 2011 and 2010, includes the following concepts:

	As of December 31,
	2011		2010
	Current	Non Current	Current	Non Current
	MCh$	MCh$	MCh$	MCh$
Escrow deposit with the court	-	-	345	-
Legal costs collected	26	-	4	-
Provision for BHC (ex Unión) pension responsibility	-	649	-	636
Guarantees received for rental of own offices	-	178	-	173
Other liabilities	255	-	137	-
Total Other Liabilities	281	827	486	809

NOTE 24.   ISSUED CAPITAL

24.1    Major shareholders

	As of December 31, 2011
Name of 12 major shareholders	Equity Share	Number of shares
BBVA Inversiones Chile S.A.	51.62%	171,023,573
The Bank of New York	23.15%	76,705,065
Penta Corredores de Bolsa S. A.	5.95%	19,720,879
Larraín Vial Corredores de Bolsa S.A.	2.85%	9,433,912
Bolsa Eléctronica de Chile - Bolsa de Valores	2.60%	8,624,383
Banchile Corredores de Bolsa S. A.	1.26%	4,185,697
MBI Arbitrage Fondo de Inversión	0.60%	1,999,802
Banco de Chile on behalf of third parties	0.53%	1,769,577
Banco Itaú on behalf of investors	0.45%	1,505,832
Celfín Capital Corredores de Bolsa S.A.	0.44%	1,441,095
Bolsa de Comercio de Santiago -Bolsa de Valores	0.43%	1,416,900
Banco Santander on behalf of foreigners	0.34%	1,121,983
Other	9.78%	32,367,925
Total	100%	331,316,623

24.2    Issued capital

The issued capital of the as of December 31, 2011, December 31, 2010, December 31, 2009 is represented by 331,316,623 authorized, subscribed and no par value common shares.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.3    Other Reserves

Other reserves within Equity as of December 31, 2011 and 2010 are as follows:

	Balance as of January 1, 2011	Movements 2011	Balance as of December 31, 2011
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(4,012)	1,374	(2,638)
AFP Horizonte - Peru	(2,166)	1,177	(989)
AFP Génesis - Ecuador	(463)	182	(281)
AFORE Bancomer - Mexico	(1,383)	15	(1,368)
Miscellaneous other reserves (2)	2,606	84	2,690
IFRS Adjustment AFC Chile	100	84	184
IFRS Adjustment DCV	43	-	43
Price-level restatement issued capital	2,463	-	2,463
Total	(1,406)	1,458	51

	Balance as of January 1, 2010	Movements 2010	Balance as of December 31, 2010
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(2,377)	(1,635)	(4,012)
AFP Horizonte - Peru	(556)	(1,610)	(2,166)
AFP Génesis - Ecuador	(412)	(51)	(463)
AFORE Bancomer - Mexico	(1,409)	26	(1,383)
Miscellaneous other reserves (2)	2,463	143	2,606
IFRS Adjustment AFC Chile	-	100	100
IFRS Adjustment DCV	-	43	43
Price-level restatement issued capital	2,463	-	2,463
Total	86	(1,492)	(1,406)

(1)     Exchange difference on translation:

Reserve for exchange difference on translation is used to record the difference arising from translating the financial statements of our foreign operations from their functional currencies to our presentation currency; and translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso.

(2)     Miscellaneous other reserves

Other miscellaneous other reserves include the following:

a)     On December 31, 2009 issued capital balance includes price-level restatement adjustments that were not reversed when we adopted IFRS back in 2009. We have elected to not reverse such price-level restatement adjustments based on  Circular N°456 issued by the Superintendency of Securities and Insurances which indicates that deflation impacts shall not be applied to issued capital accounts as issued capital at the transition period to IFRS is established in the company’s bylaws, which have been modified based on the distribution of the revalued equity, held at the annual shareholder’s meeting that approves such amount according to Article 10, section 2 of Chile Law N°18.046 Sociedades Anónimas.
b)     Share of miscellaneous other reserves of associates accounted for using equity method.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.4    Dividends

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

In the Board of Directors’ meeting held on September 21, 2011, the payment of an interim dividend was approved for the amount of Ch$61.87 per share, charged to profits of the year 2011, equivalent to MCh$20,499 which was paid on October 28, 2011.

On May 27, 2011, a final total dividend was paid for the amount of Ch$207.40 per share, charged to profits of the year 2010, equivalent to MCh$68,715.

On October 29, 2010, an interim dividend was paid for the amount of Ch$60.37 per share, charged to profits of the year 2010 was paid, equivalent to MCh$20,002.

On May 27, 2010, a final total dividend was paid for the amount of Ch$184.36 per share, charged to profits of the year 2009, equivalent to MCh$42,004.

On October 30, 2009 an interim dividend was paid for the amount of Ch$57.58 per share, charged to profits for the year 2009, equivalent to MCh$19,077.

Minimum dividends

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ Meeting to be held in the following year, for a total amount equal to the legal minimum requirement of 30% but no more than 75% of the profit for the year, which amounts will be dependent on the fulfillment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

The policy on dividends includes the constitution of an obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy agreed on during the General Shareholders’ Meeting. The shortfall will be accrued as a dividend payable.

As of December 31, 2011, the charge in retained earnings for minimum dividends amounted to MCh$7,800 corresponding to the provision for minimum dividends for the year 2011 for MCh$28,279 minus the reversal of interim dividends paid in year 2011 for an amount of MCh$20,499.

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

Retained earnings as of December 31, 2011, 2010 and 2019, amounted to MCh$199,965, MCh$190,637 and MCh$164,529 respectively net of minimum dividends.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25.   SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
in the Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Cost of Service (VAT included)
from 1 to 2,000 forms UF 0.054
from 2,001 to 4,000 forms UF 0.048
from 4,001 to 7,000 forms UF 0.042
from 7,001 forms and more UF 0,036
Cost charged to profits (net)	113	130	209

a.2) Banco Santander
Line of business: Banking activities
Cost of service (VAT included): UF 0.023 per form
Cost charged to income (net):	43	41	62

a.3) Banco de Chile
Line of business: Banking activities
Cost of service (VAT included) (*): UF 0.031 per form
Cost charged to income	1	1	1
(*) The bank only provides this collection service in its Puerto Williams Office

a.4) BBVA Chile
Line of business: Banking activities
Cost of service (VAT included): UF 0.024 per form
Cost charged to income	1	3	295

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Cost of service: Ch$ 134.15 per form and Ch$ 24.09 per line, readjustable every 6 months
Cost charged to income	541	639	351

a.7) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Cost of service: Ch$ 133.04 per form and Ch$ 23.91 per line, readjustable every 6 months
Cost charged to income	32	30	33

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
a.7) Servicios de Administración Previsional
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
and per line of detail Ch$ 33.56
from 1-1 lines Ch$ 438.47
from 2-5 lines Ch$ 350.76
from 6-9 lines Ch$ 306.91
10 lines and more Ch$ 0
Declaration of Forms (DNP)
Full Ch$ 47.43
Mixed Ch$ 104.77
Cost charged to income	1,633	1,515	1,299

a.8) Caja de Compensación 18 de Septiembre
Line of business: Compensation Fund
Cost of service: Ch$ 115.92 per form and Ch$ 20.84 per line, readjustable every 6 months
Cost charged to income	2	2	3

	Years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
b. Custody of securities
Safe custody of securities and financial instruments of Provida Pension Funds and Mandatory Investments
b.1) Brown Brothers Harriman & Co.
Line of business: Banking
Type of service provided: Custody
Cost charged to income	589	553	576

b.2) Depósito Central de Valores S.A.
Type of service provided: Custody
Line of business: Safe custody of securities
Cost charged to income	681	608	351

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Expenses for stock market transactions

The following expenses were incurred for stock market transactions during the period 2011, 2010 and 2009, included under the account “Administration Expenses”
Stock Exchange of Santiago, stock market:	Years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Variable Commission (transactions)	397	298	152
Fixed Costs (Use of Terminals)	102	216	201
Balance at end of period	499	514	353
Stock Exchange of Santiago: Stock market Line of Business: Brokerage Amount owed: MCh$ Nil Payment: Cash

d) Administration services and equipment maintenance

Provida has signed administration and maintenance equipment services contracts, the main services contracts are as follows:

d.1)     Telefónica CTC Chile S.A. and Telefónica Empresas:

Telecommunications services have been hired with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" and "administrative expenses" amounted to MCh$124, MCh$159 and MCh$159 as of December 31, 2011, 2010 and 2009, respectively.

d.2)      Tata Consultancy Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments

This contract contemplates microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "administrative expenses" and amounted to MCh$405, MCh$331 and MCh$561 as of December 31, 2011, 2010 and 2009, respectively.

Design and management of centralized database

This contract includes the management and safekeeping of the database regarding participants’ contributions that have transferred of AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “administrative expenses” and amounted to MCh$42, MCh$91 and MCh$133 as of December 31, 2011, 2010 and 2009, respectively.

Agreement for supplying digital forms

This agreement considers the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. The costs for these services are included in “administrative expenses” and amounted to MCh$20, MCh$57 and MCh$11 as of December 31, 2011, 2010 and 2009, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.3)      Agreement of rental and maintenance of equipments

Coasin Chile Ltda.

Contracts of equipment maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$122, MCh$190 and MCh$166 as of December 31, 2011, 2010 and 2009, respectively.

Nielsoft Informática Ltda.

Contracts of system maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$523, MCh$313 and MCh$403, as of December 31, 2011, 2010 and 2009, respectively.

d.4)      Jordata Ltda.

This agreement considers the information capture process for participant contribution forms and other documents related to the Administrator’s operations. The costs for these services are included in “administrative expenses” and amounted to MCh$5, MCh$20 and MCh$112 as of December 31, 2011, 2010 and 2009, respectively.

d.5)      Pensions and savings payments

Contract entered into with BBVA Chile S.A

Providing services of pension payments and saving withdrawals through a contract entered into with BBVA Chile S.A. on February 1, 2003. The related costs correspond to UF 0.044 (VAT included) for transactions between 0 and 25,000 for savings payments, and UF 0.031 (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$170, MCh$319 and MCh$1,012 as of December 31, 2011, 2010 and 2009, respectively.

Contract entered into with Servipag

Service to pay pensions with Servipag; Contract in force since April 24, 2009, which amount is accounted for as “administrative expenses” for MCh$998, MCh$839 and MCh$0 as of December 31, 2011, 2010 and 2009, respectively.

Contract entered into with Banco Estado

Service to pay pensions with Banco Estado; Contract in force since March 31, 2010, which amount is accounted for as “administrative expenses” for MCh$236 and MCh$839 as of December 31, 2011 and 2010, respectively.

Contract entered into with Caja de Compensación Los Andes

Service to pay pensions with Caja de Compensación Los Andes; Contract in force since August 8, 2011, which amount is accounted for as “administrative expenses” for MCh$8 as of December 31, 2011.

d.6)      Quarterly statement

Mailing service payment

Mailing services with AMF and Correos de Chile for delivering the individual capitalization account balance to the participants every four months. This contract is effective from September 2005 and March 2003, respectively. The amounts accounted for as “administrative expenses” amounted to MCh$952, MCh$833 and MCh$579 as of December 31, 2011, 2010 and 2009, respectively.

d.7)      Other minor services

Other contracts with EFCO Servicios Generales S.A, Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssenkrupp (elevators), resulted in costs recognized as “administrative expenses” amounting to MCh$308, MCh$340 and MCh$259 as of December 31, 2011, 2010 and 2009, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26.   DISAGGREGATION OF REVENUES AND EXPENSES ACCORDING TO THE FUND TYPE WHERE THEY ORIGINATED

The following is a breakdown of operational revenues and expenses according to their origin and the type of fund originating them:

For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	33,586	42,337	47,673	10,705	3,363	137,664
Additional contribution	-	-	-	-	-	-
Fees for programmed withdrawals and temporary income	10	17	535	1,883	250	2,695
Percentual fees	-	-	-	-	-	-
Commission paid by the affiliate	-	-	-	-	-	-
Other fees	-	-	-	-	-	-
Gain on mandatory investments	(3,106)	(1,700)	(378)	1,187	528	(3,469)

	For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(494)	(671)	(840)	(265)	(55)	(2,325)
Wages and salaries to sales personnel	2,204	2,778	3,162	826	237	9,207
Fees paid for custody of securities
• National	163	205	234	61	18	681
• Foreign	141	178	202	53	15	589
Fees paid to proxies of investments abroad	-	-	-	-	-	-
Expenses for transactions in stock exchange	56	58	326	48	11	499
Other expenses as per Fund Type	-	-	-	-	-	-

For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,256	39,812	43,791	9,501	2,641	128,001
Additional contribution	-	-	-	-	-	-
Fees for programmed withdrawals and temporary income	10	23	475	1,571	193	2,272
Percentual fees	-	-	-	-	-	-
Commission paid by the affiliate	-	-	-	-	-	-
Other fees	-	-	-	-	-	-
Gain on mandatory investments	4,956	4,878	9,314	2,309	429	21,886

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	579	715	794	199	51	2,338
Wages and salaries to sales personnel	2,652	3,275	3,638	910	233	10,708
Fees paid for custody of securities
• National	148	166	220	60	14	608
• Foreign	128	157	200	53	15	553
Fees paid to proxies of investments abroad	10	11	24	8	1	54
Expenses for transactions in stock exchange	107	125	192	77	13	514
Other expenses as per Fund Type	-	-	-	-	-	-

For the year ended December 31, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	38,429	53,061	58,293	11,883	5,844	167,510
Additional contribution	-	-	-	-	-	-
Fees for programmed withdrawals and temporary income	6	14	348	1,321	166	1,855
Percentual fees	-	-	-	-	-	-
Commission paid by the affiliate	-	-	-	-	-	-
Other fees	-	-	-	-	-	-
Gain on mandatory investments	8,749	7,990	13,197	2,551	342	32,829

	For the year December 31, 2009
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	10,189	19,424	25,081	5,403	1,398	61,495
Wages and salaries to sales personnel	1,877	3,573	5,648	877	218	12,193
Fees paid for custody of securities
• National	89	169	267	41	10	576
• Foreign	54	103	163	25	6	351
Fees paid to proxies of investments abroad	-	-	-	-	-	-
Expenses for transactions in stock exchange	54	104	164	25	6	353
Other expenses as per Fund Type	-	-	-	-	-	-

NOTE 27.   MISCELLANEOUS OTHER OPERATING EXPENSES

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Administration expenses	22,140	22,479	16,844
Data processing expenses	3,794	3,270	3,180
Other operating expenses (1)	2,947	2,718	3,341
Marketing expenses	1,784	1,541	2,404
Total	30,665	30,008	25,769

(1) Correspond to the expenses incurred for the evaluation and qualification of disability status of the participants

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28.   FINANCE COSTS

The detail of finance costs as of December 31, 2011, 2010 and 2009 is as follows:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Interests for leasing contracts	28	29	32
Interests for use of bank overdraft line	-	12	36
Other	93	62	84
Total	121	103	152

NOTE 29.   OTHER NON-OPERATING EXPENSES

The detail of other non-operating expenses as of December 31, 2011, 2010 and 2009, is as follows:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Fines from State institutions	61	41	178
Litigation	23	22	608
Other	292	133	151
Total	376	196	937

NOTE 30.   OTHER NON-OPERATING INCOME

The balance corresponding to “Other operating income” as of December 31, 2011, 2010 and 2009, is detailed as follows:

	For the years ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Rentals	1,843	2,184	2,024
Other income	1,207	380	482
Total	3,050	2,564	2,506

NOTE 31.   CONTINGENCIES AND RESTRICTIONS

a)       Guarantees granted:

Creditor of the Guarantee	Debtor		Type of Guarantee	Files Compromised		Pending payment of balance at closure of Financial Statements		Release of Guarantees
Under secretary of Finance	Name	Relation	Solidarian Codebtor	Type	Accounted Value MCh$	2012 MCh$	2011 MCh$	2012 MCh$	Assets MCh$
	AFC	Subsidiary		Guarantee letters	2,023	169	202	169	169

AFP Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 (MCh$8,918) to Administradora de Fondos de Cesantía de Chile S.A. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee submitted by AFP Provida consisted in constituting the Administrator, in October 2002, as warrantor and solidarian co-signer

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exclusively of 37.8% of the aforementioned amount, in the contract for credit line operations intended to cover any eventual payments of bank guarantee letters signed by Administradora de Fondos de Cesantía de Chile S.A., in addition to the respective promissory notes.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Company with bank guarantee letters of for the amount of UF 160,000 (MCh$3,567).

b)       Disability and Survival Pensions and Life Annuities

Article 82 of D.L. 3,500 of 1980 established that when an insurance company does not fulfill obligations originating from signed contracts, the State Guarantee will cover the minimum fixed income defined in Articles 73, 77 and 78. For income or pensions exceeding those amounts, the State Guarantee will cover 75% of the excess, with a maximum of UF 45 (MCh$1).

The Company’s contingency is approximately UF 946,025 (MCh$21,091). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c)       Insurance Contract

Provida entered into an insurance contract with BBVA Seguros de Vida S.A. from January 1, 2005 to June 30, 2009 with payment rates described in Note 13, letter b), establishing an adjustment in the insurance rate in accordance with variations of casualties and monthly pre-payments offinancial revenues.

On April 30, 2011, Provida received UF 25,016.49 (MCh$558) from the insurance company BBVA Seguros de Vida S.A. for the final settlement from the August 2003 - December 2004 contract.

On March 31, 2011, Provida paid UF 20,652.67 (MCh$460) to the insurance company BBVA Seguros de Vida S.A. corresponding to the January 2005-June 2009 period and UF 62.35 (MCh$1) from the August 2003 – December 2004 period.

On March 31, 2010, Provida received UF 1,945.38 (MCh$43) from the insurance company BBVA Seguros de Vida S.A. for true-ups from the August 2003–December 2004 contract and UF 42,941 (MCh$957) for true-ups from the January 2005 – June 2009 contract.

d)       Litigation or other actions in which the company is involved:

As of December 31, 2011, there were other labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. In the opinion of the Company’s Legal Advisory Division, at the end of these lawsuits, there will not be relevant unfavorable effects on the Company’s results. Nevertheless, since it is probable than an outflow or resources embodying economic benefits will be required to resolve the lawsuits and a sufficiently reliably estimate of the amount of the obligation can be made, the Company has established a provision for MCh$675 as of December 31, 2011 to cover probable losses due to these lawsuits, which are recorded in the item “Other provisions” disclosed in Note 22.

Additionally, there are pending labor lawsuits related to pension matters in certain courts. According to the opinion of the Company’s Legal Advisory Division, there will not be unfavorable material effects on the Company’s results.

NOTE 32.   SEGMENTS

The Company has only one segment.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33.   SANCTIONS

a) From the Superintendency of Pensions:

According to Resolution N° 32 of April 6, 2010, the Superintendency of Pensions applied a fine of UF 1,000 (MCh$22) for not complying with the obligation to affiliate persons requesting their voluntary incorporation into the Administrator.

According to Resolution N° 69 of December 7, 2010, the Superintendency of Pensions applied a fine of UF 200 (MCh$4) for acquiring shares to the Fund Type E from mutual funds not approved by the Rating Commission in May 2009.

According to Resolution N° 24 of April 15, 2011, the Superintendency of Pensions applied a fine of UF 200 (MCh$4) for maintaining a net seller position in Chilean pesos regarding forward contracts that involved Chilean Peso and Euro concerning Fund Types A, B, C, D and E, thus, breaking the regulation established in Circular N° 1,556 of the Superintendency of Pensions.

According to Resolution N° 0080 of November 29, 2011, the Superintendency of Pensions applied a fine of UF 3,500 (MCh$78) for irregularities in connection with the life and disability insurance coverage. On December 9, 2011, AFP Provida appealed to the Superintendency of Pensions for reconsideration of judgment.

b) From other administrative authorities:

For all periods presented there are no sanctions from other administrative authorities.

NOTE 34.   ENVIRONMENT

The Company does not own industrial facilities that can affect the environment.

NOTE 35.   SUBSEQUENT EVENTS

According to Resolution N°0015 of February 7, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$4) for omitting a forward contract for Fund Type C, and recording a forward contract as sale of Mexican Pesos against Chilean Pesos, but the contract was a purchase of foreign currency related to national currency.

According to Resolution N°0017 of February 9, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$4) for irregularities in the electronic transmission of certificates to SCOMP.

At the date of the issue of these financial statements, no significant subsequent event exists that could materially affect these financial statements.