Form 20-F
period 2012-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2013-04-30
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
Telephone number: (56-2) 2351-1483
Fax number: (56-2) 2351-1019
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐ Yes       ☐    No

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
  ☐  Yes   ☒  No

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2012, one UF was equivalent to Ch$22,840.75. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2012, which was Ch$479.96 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

Our audited Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning AFP Provida S.A. included in this report are presented in Chilean pesos. Until the year ended December 31, 2009, AFP Provida S.A. prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP). In accordance with the rules of the Superintendency of Pensions beginning in 2010, AFP Provida S.A. has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

The terms “AFP Provida”, “Provida” and the “Company”, unless the context indicates otherwise, refer to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

The term “Banco Bilbao Vizcaya Argentaria”, “BBVA Group” and “BBVA, Spain” means the parent of AFP Provida which currently performs this function through Inversiones Previsionales S.A. (formerly done through BBVA Inversiones Chile SA).

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Form 20-F and include statements regarding intent, belief or current expectations of our officers or our management with respect to (i) our asset growth and financing plans, (ii) trends affecting our financial condition and results of operations, (iii) the impact of competition and regulations, and (iv) our exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and market price risk. Forward-looking statements include known and unknown risks and uncertainties and are indicated by words such as “anticipate”, “believe”, “expect”, “intend”, “risk”, “could”, “may”, “seeks”, and similar words and phrases and the negatives and variations thereof. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements in this Form 20-F, including, without limitation, “Item 4. Information on Provida—B. Business overview”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

In May 2009, the first life and disability insurance bidding process was carried out for a 12-month coverage period effective on July 1, 2009. Under this new modality, the insurance cost was 1.87% over the taxable remunerations of workers for all the AFPs. The second life and disability insurance bidding for a 24-month coverage period effective on July 1, 2010 was awarded at an average cost of 1.49%. The third bidding process, for a 24-month coverage period effective on July 1, 2012, was awarded at an average cost of 1.26%.

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

In January 2012, the second bidding process to award all new participants was carried out, in which AFP Modelo, AFP Planvital and AFP Regional (which has been legally incorporated, but has not yet started operations) participated. On January 30, 2012, the Superintendency of Pensions announced that the AFP offering the lowest fee of 0.77% was AFP Modelo, therefore, beginning on August 1, 2012, all new participants will be incorporated in AFP Modelo.

Provida considers that it possesses competitive advantages to successfully face the new conditions in the industry, given its more than 30 years of experience in the pension industry. Additionally, Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law, and has continued training its workers to provide the best service to customers.

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2012, 2011, 2010 and 2009 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2012, 2011, 2010 and 2009.

Our audited Consolidated Financial Statements as of and for the years ended December 31, 2012, 2011, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The financial data as of and for each of the years ended December 31, 2012, 2011, 2010 and 2009 in the table below are presented in nominal pesos.

In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2012, are translated at the Observed Exchange Rate for December 31, 2012 of Ch$479.96 per US$1.00. These translations should not be construed as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.
,
	As of and for fiscal years ended December 31
	2012	2011	2010	2009
	MCh$	MCh$	MCh$	MCh$
Consolidated Income Statement Data
IFRS:
Revenues from operations(1)	178,233	149,779	169,342	214,002
Expenses from operations(2)	(69,364)	(67,151)	(71,897)	(133,358)
Net operating income	108,868	82,628	97,445	80,644
Other income (expenses) net(3)	20,671	13,939	11,619	8,247
Income tax expense	(25,506)	(17,712)	(17,440)	(14,449)
Profit (loss)	104,034	78,855	91,624	74,442
Profit per share and per ADS (4)
Profit from operations per share	329	249	294	243
Basic and diluted earnings per share	314	238	277	225
Dividends per share and per ADS (5)	276	209	187	58
Dividends per share and per ADS (in US$) (6)	0.58	0.40	0.40	0.11
Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317
Consolidated Statement of Financial Position
IFRS:
Current assets	119,296	86,178	68,652	62,089
Mandatory investment	217,072	201,418	204,526	179,129
Property, plant and equipment	26,383	27,787	28,660	29,641
Total assets	406,975	390,348	377,992	344,664
Equity	314,674	304,780	293,994	269,378

(1)	Revenues from operations include revenues from fee income, gains (losses) on mandatory investments and other revenues.
(2)	Expenses from operations include life and disability insurance premium expense, employee expenses, depreciation and amortization, impairment losses and miscellaneous other operating expenses.
(3)	Other income (expenses) include finance costs, financial income, share of profit (loss) of associates accounted for using equity method, exchange differences, other non-operating income and expenses.
(4)	Profit per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(5)	Calculated on the basis of one share per ADS. Dividends per share and per ADS in Chilean pesos represent actual dividends paid to December 31, 2012.
(6)	Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

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

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Year	Average	High	Low
2008	521.79	676.75	431.22
2009	559.67	643.87	491.09
2010	510.38	549.17	468.37
2011	483.57	533.74	455.91
2012	486.59	519.69	469.65

Source: Central Bank.

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Months	Monthly Average	High	Low
October 2012	475.67	481.98	471.54
November 2012	480.56	484.48	476.20
December 2012	477.11	481.28	474.36
January 2013	472.28	475.47	470.67
February 2013	472.42	473.60	470.67
March 2013	472.44	474.82	471.10

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on April 15, 2013 was Ch$472.12 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s revenues from operations comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 83.4% of the total revenues from operations for the year ended December 31, 2012. As a result, the economic situation in Chile related to activity indicators and employment conditions significantly affects the Company’s results.

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

It is important to note that another factor affecting the country's economy and thus, Provida's results, relate to natural disasters that might occur in Chile, (i.e. an earthquake, such as the one that occurred on February 27, 2010) if they affect the unemployment level in the country, result in tax increases or cause significant damage to Provida’s assets.

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 39.6% of Provida’s total assets under management for the year ended December 31, 2012.

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

Provida’s returns on its investments in foreign companies could be affected by changes in the regulatory environment, the exchange rates and the economic situation of the countries where such companies are located

Provida through its subsidiary Provida Internacional S.A. (“Provida Internacional”) has maintained equity interests in private pension fund administrators operating in Peru, Ecuador and Mexico, whose results represented in the aggregate MCh$9,963 (MUS$20.8) of Provida’s net profit for the year ended December 31, 2012.

The Company is exposed to risks of exchange rate and market performances in those countries where it holds equity interest in companies that administer pension funds.

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

It is noteworthy that commencing in 2013, Provida no longer has equity interests in Peru and Mexico, given the sale of these associates in the first quarter of 2013, as detailed below.

Failure to commence or consummate the pending tender offer by the MetLife Group could adversely affect Provida’s stock price

On February 1, 2013, a Transaction Agreement was executed by and among Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones S.A., on the one hand, as sellers, and on the other hand, as purchasers, MetLife, Inc. and certain affiliates (hereinafter, jointly referred as the “MetLife Group”) (the “Agreement”).  Pursuant to the Agreement, Banco Bilbao Vizcaya Argentaria, S.A., subject to the satisfaction of the conditions set forth therein, will sell to the MetLife Group the total direct and indirect stake it holds in Provida.

As described in further detail under “—Recent Developments”, the obligation of the MetLife Group to commence the tender offer and to close the transactions contemplated in the Agreement is subject to the satisfaction of certain conditions precedent, including receipt of regulatory approvals in Chile and Ecuador. The Company cannot assure investors that these conditions will be met, or that the tender offer will be commenced or consummated.

If the tender offer is not commenced or consummated, the market price of the Company’s common stock may decline.

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share nearly 37% in terms of number of participants and over 28% in terms of assets under management. Given its position in this market and its relative size, it is highly probable that competitors will take steps toward attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$22,079,265 (US$46.0 billion) as of December 31, 2012 are very large with respect to the size of the local capital market measured by its total capitalization. The latter reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its participants. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to decrease the number of participant transfers. Any decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Additionally, if pension fund returns managed by Provida do not achieve the legal minimum return established by law, due to any instability or uncertainty in capital markets as described above, the Company could lose part of its mandatory investments aimed at covering this difference. (See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in the pension funds”). This portion must be replenished in a maximum term of 15 days to fulfill the legal requirement to maintain a reserve equal to 1% of the value of each pension fund under management and to continue with its business with the consequent reduction in the Company’s equity.

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

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum real return on investment for each of its pension funds. This minimum return is based on a weighted average of the real return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio compositions, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s real return for a certain month were lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to comply with either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in the pension funds”.

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

As a result of the implementation of the Pension Reform Law, there is an important factor influencing the Company’s ability to capture new affiliations that enter the pension system. The generation of accounts related to new participants entering the system is awarded every two years, beginning in July 2010 and for a 24 month period, to the AFP offering the lowest variable fee. This fee must be lower than the lowest fee operating in the industry and must apply to the AFP’s entire portfolio, not only to the portion awarded.

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

In addition, Provida is subject to changes in tax laws. Reflecting the above, in September 2012 Chile implemented a new law maintaining the applicable tax rate at 20% instead of lowering the rate to 18.5% for 2012 and 17% from 2013 thereon. Further increases in applicable taxes, or other negative tax treatment, could have a negative effect on Provida’s financial results.

The risk of a higher casualty rate and the consequent effect on expenses from operations is subject to the fluctuation of interest rates for life annuities and the returns achieved by pension funds

In terms of expenses from operations, life and disability insurance has represented an important source of expenditures for the Company. Life and disability insurance is considered a long-term obligation because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (in the case of partial disability defined as a decrease between one half and two thirds of the working capacity). Until October 2009, the total disability benefits (in the case of total disability, defined as a decrease in more than two thirds in the working capacity) were also granted three years after the initial disability determination.

Before the changes introduced by the Pension Reform Law that included the bidding process for life and disability insurance by all the AFPs in July 2009 (see “Item 3. Key Information —Recent Regulatory Changes”), Provida by law was obligated to provide life and disability benefits by individually contracting an insurance in order to comply with such obligation.

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

According to the insurance contract still in force maintained by Provida with BBVA Seguros de Vida entered into before the implementation of the Pension Reform Law, the Company has the obligation to make additional premium payments if the casualty costs are greater than the temporary payments, up to a maximum amount previously defined. The risk of a greater casualty cost and its consequent effect on the Company’s expenses from operations is subject beginning on July 1, 2009 to the returns of life annuities and pension funds, factors that have an inverse relationship in the economic cost of casualties, therefore, the Administrator could be forced to pay additional contributions if the evolution of such factors negatively affect.

Provida requested BBVA Seguros de Vida, in conformity with the new regulation, to value reserves at the prevailing market interest rate instead of an historical interest rate (defined as the minimum interest rate of the previous semester) so that the Company’s liability would more accurately reflect the amount that will be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration to that of the insurance liability.

In view of changes made in the management of assets and liabilities associated with the life and disability insurance, AFP Provida has mitigated the risk associated with interest rate fluctuation.

Finally, the Company continues recording its obligations for this concept at fair value in accordance with the casualty model that considers the future evolution of relevant variables under conservative scenarios, which might include constituting higher provisions than those required by law that correspond to the surplus of the insurers’ balance sheets. Provida has recorded a gain in its provisions for unfavorable casualty rate by MCh$4,047 as of December 31, 2012, due to the higher speed of payments of casualty claims with respect to the expected (implying a minor sensibility regarding interest discount rates) accompanied by a decrease in the average cost per casualty.

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

Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile on April 6, 1981, under number 6,060, subsection 3,268. Provida’s by-laws specify that the Company shall have a duration of one hundred years, beginning on the date on which its existence was authorized. Provida’s registered office is located at 100 Pedro de Valdivia Avenue, 16th floor, Providencia, Santiago, Chile. Provida’s telephone number at that location is (56-2) 2351-1200 and its website is www.bbvaprovida.cl.

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2012, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the six AFPs operating in Chile in terms of the number of participants, contributors, assets under management, participants’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 1990s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 37% in 2012 in terms of participants and from 20% to 28% in 2012 in terms of total assets under management.

Since 1993 Provida has participated in establishing private pension systems in other countries in Latin America, achieving at the end of the 1990s equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its subsidiary, Provida Internacional. In 1999, the BBVA Group purchased a controlling interest in Provida and since 2001 the Company has participated with BBVA Group under a joint strategy to boost the aggregate pension holdings in Latin America.

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

On May 24, 2012, the ultimate parent of AFP Provida, Banco Bilbao Vizcaya Argentaria S.A. (“BBVA S.A.”), disclosed it had decided to initiate a study of strategic alternatives for its mandatory pension business in Latin America. Among the alternatives considered were the sale of all or part of the AFPs in Chile, Colombia and Peru, and the Administradora de Fondos Para el Retiro (Administrator of Retirement Funds) AFORE in Mexico.

In connection with this process, in November 2012, Provida Internacional agreed to sell its entire 7.5% stake in BBVA S.A.’s Mexican affiliate Administradora de Fondos Para el Retiro Bancomer, S.A. de C.V. (“AFORE Bancomer”), to AFORE XXI Banorte, S.A. de C.V. The closing of this transaction occurred on January 9, 2013. As determined by resolution of Provida Internacional's Board of Directors and Extraordinary Shareholders’ meeting dated both as of November 27, 2012, this transaction was considered favorable to Provida’s interests, both from an economic point of view and in consideration of the purpose and core business for which Provida Internacional was incorporated. Provida Internacional's Board of Directors and Extraordinary Shareholders’ meeting concluded that its investment in AFORE Bancomer had over time become a passive investment. For this reason and considering future projections for AFORE Bancomer as well as other factors, the proposed sale to AFORE XXI Banorte, S.A. de C.V. of Provida Internacional's 7.5% stake in AFORE Bancomer was deemed by Provida Internacional's Board of Directors and Extraordinary Shareholders’ meeting to be in the best interests of the company.

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

In 2002 a consortium composed of AFPs Provida, Habitat, Cuprum, Capital and Planvital was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), in which Provida holds a 37.80% equity interest, for a period of 10 years. It is noteworthy that in April 2012, the second bidding process regarding the administration of the unemployment insurance was carried out, being awarded to the Grupo Nueva Providencia II, a group composed of AFP Cuprum, AFP Capital, AFP Planvital and BBVA Rentas e Inversiones Limitada. This new group is expected to begin operations in July 2013.

Recent developments

Subsequently, in January 2013, Provida Internacional approved the sale of its entire 15.87% stake in BBVA’s Peruvian affiliate Administradora de Fondos de Pensiones Horizonte S.A. (“AFP Horizonte”), to a company in the BBVA Group to be designated by BBVA S.A. This transaction was consummated over the Lima Stock Exchange via a trade effected on February 27, 2013 with BBVA S.A.'s affiliate Corporación General Financiera S.A. The sale of Provida Internacional’s interest in AFP Horizonte was approved by Provida Internacional's Board of Directors and Extraordinary Shareholders’ meeting both dated as of January 23, 2013, because it was considered to be in the corporate interests of AFP Provida and Provida Internacional, both economically and in consideration of the purpose and core business for which Provida Internacional was incorporated. Provida Internacional's Board of Directors and the Extraordinary Shareholders’ meeting concluded that its investment in AFP Horizonte had over time become a passive investment. As this was a related party transaction for Provida Internacional and Provida Internacional is a subsidiary of a publicly held corporation, the rules established by the Companies Law with respect to the conduct of related party transactions were followed.  In particular, an independent third-party valuation was obtained, and the transaction was reviewed by AFP Provida’s management and Board of Directors and approved by the Extraordinary Shareholders’ meeting of Provida Internacional.

On February 1, 2013, the Agreement was executed by and among Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones S.A., on the one hand, as sellers, and on the other hand, as purchasers, members of the MetLife Group. Pursuant to, and subject to the terms and the satisfaction of the conditions set forth in the Agreement, Banco Bilbao Vizcaya Argentaria, S.A., will sell to the MetLife Group the total direct and indirect stake it holds in Provida.

Pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein, one or more wholly-owned Chilean members of the MetLife Group are currently expected to commence, both in Chile and the United States of America, a tender offer in cash for the purchase of 100% of the 331,316,623 issued and outstanding shares of Provida, extended to all holders thereof. Also, pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein, BBVA S.A. is currently expected to transfer to the MetLife Group (partially directly through the MetLife tender offer and partially through the sale to MetLife Group of Inversiones Previsionales S.A. following the expiration of the tender offer), the entirety of BBVA S.A.’s directly and indirectly-held approximately 64.3% interest in Provida.

The obligation of the applicable member(s) of the MetLife Group to commence the Provida Offer and to close the transactions contemplated by the Agreement, is subject to the satisfaction of certain conditions precedent, including receipt of regulatory approvals in Chile and Ecuador. Pursuant to Chilean law, the Directors of Provida must issue, at an appropriate time, an informed decision about the fairness of the tender offer for the shareholders of Provida.

The tender offer described here and elsewhere in this Form 20-F has not yet commenced. The description contained in this Form 20-F is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on either Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or Provida.

Capital expenditures and divestitures

In 2012, 2011, and 2010, aggregate capital expenditures totaled MCh$11,341 (approximately MUS$24) and divestitures totaled MCh$4,211 (approximately MUS$9) as follows:

In 2012, capital expenditures were MCh$4,381 related to investments in property, plant and equipment made in the ordinary course of business, mainly related to construction and real estate, and purchase of computer equipment and software. Likewise, capital divestitures were MCh$3,247 and were related to sales of property, plant and equipment mainly construction and real estate.

In 2011, capital expenditures were MCh$3,670 related to investments in property, plant and equipment made in the ordinary course of business, specifically the installation and restructuring of branch offices, and purchase of computer equipment and software. Capital divestitures were MCh$911 and were related to sales of property, plant and equipment mainly real estate.

In 2010, capital expenditures were MCh$3,290 related to investments in property, plant and equipment made in the ordinary course of business, specifically the implementation of the Top One office restructuring project, purchase of computer equipment and software, and purchase of land. Capital divestitures were MCh$53 and were related to sales of property, plant and equipment, mainly land and office fixtures.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2012, 2011 and 2010:

	For years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Capital Expenditures	(4,381)	(3,670)	(3,290)
Divestitures	3,247	911	53

Source: Superintendency of Pensions

B.     Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must hold a minimum capital equal to UF 5,000 (approximately ThUS$240), which increases based on the number of participants up to UF 20,000 (approximately ThUS$950) for AFPs with over 10,000 participants. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If an AFP is not able to do so, the Superintendency of Pensions would revoke the AFP’s authorization of existence and liquidate it.

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

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement became effective beginning on January 1, 2012 and from that date onward, self-employed workers must gradually make contributions based on a 10% out of 40% of their salary in 2012, 10% out of 70% of their salary in 2013 and 10% of their total salary during 2014, equating to the contribution of dependent workers. However, for each of these years, the self-employed worker may waive this requirement if he expressly declares. Commencing on January 1, 2015, there is an obligation to make contributions based on 100% of the salary without the possibility of waiving. Additionally, the new regulation incorporated the concept of a “voluntary participant”, which refers to any individual who does not engage in a remunerated activity but decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s participants by their employers and those contributions from Provida’s self-employed participants and voluntary participants. Those monthly contributions are credited into each participant’s individual capitalization account. In the case of dependent workers, each employer must provide Provida with a monthly payroll listing all its employees who are participants of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary participants may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, dependent workers whose spouses are voluntary participants, can grant authorization to their employers to deduct the contributions to be added to their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in the city of Santiago for processing. Each AFP also administers an individual and private indemnity account in the fund for household workers (such as housekeepers).

Provida offers its participants the option to establish a voluntary savings account into which they may deposit additional funds to be invested in the elected pension fund. Because this voluntary account is not designated as pension savings but free disposal, the participant may make deposits into his/her account as often as desired and is able to make withdrawals up to six times a year with no amount restriction. Currently, Provida charges a variable fee of 0.92% per month on an annual basis over the administered funds. This account is kept open in the pension fund registers, regardless of its account balance status.

Finally and in connection with voluntary pension savings, these correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF 50 (approximately US$2,380). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.60) for fund transfers collected for other financial institutions.

As a way to improve the volume of participants’ contributions and therefore the coverage of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC” in its Spanish acronym) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This APVC is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this modality. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this modality, tax incentives have been established for workers.

Investment services for participants’ contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of management’s investment decisions, the following committees of Provida are involved:

- Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors. This committee consists of three directors; two of them must be “autonomous” according to the criteria established in the Pension Reform Law, the President being one of the autonomous directors. Among its functions are, among others: to design an investment policy and a risk profile for each fund type; to supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; to review objectives, policies and procedures to and from the administration of the investment risk in the pension funds; to examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and to approve investments in any new kind of asset.

- Committee of Investments and Risks: this is comprised of the Chief Executive Officer, the Chief Investment Officer, Risk Manager and other executives that might be designated. Among the responsibilities and attributions of this committee are, among others: to review the different measures of risk-return presented by the Risk Management; to approve different issuers, counterparts, mutual funds agencies and agents, among others, proposed by the Investment Management Area; to take notice of any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

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

For this, the responsible party for asset management is the Investment Area that has the Variable Income management division, the Fixed Income management division, the Alternative Assets & Strategy management division; and Middle Office Deputy management, all of whom report directly to the Chief Investment Officer. These Units include full-time research analysts with experience in investments, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on trends and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. Provida’s Department of Administration and Valuation, which is part of the Back Office Unit, both of which belong to the Company’s Planning and Control Division, validates investments each day before entering into them. Additionally, this unit has the obligation of disclosing to the Superintendency of Pensions a daily report with all investment activities.

It is important to note that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed periodically. The last renewal was made in December 2012 and includes the period between January 2, 2013 and January 1, 2016 provided that surveillance audits become satisfactory. This certification includes investment processes made by the Money Market Desk, which is part of the Investment Area, and also tasks related to registration, valuation, custody, payment and control of investments executed by the Back Office Unit, as part of the Planning and Control Division; as well as tasks performed by the Accounting Pension Fund Department, which is part of the Pension Account Division. The Middle Office Deputy management is also included, belonging to the Investments Area, which acts as an intermediary and coordinator between the Money Market Desk and the Back Office Unit and the Financial Risk Deputy management, reporting to the Risk Division, which is responsible for establishing principles, operation and general guidelines in terms of good practices that AFP Provida should adopt in relation to managing their risks.

The general objective of Provida’s investment activity is to administer the investment portfolios composed of the participants’ contributions in order to obtain the highest possible return for the level of risk and terms of these participants’ profiles. For this and according to the current regulation, the participants have five fund types, which seek to maximize the expected pension value according to their specific risk profiles.

To aid the participants in making the best choice, Provida seeks to ensure that at all times, the five fund types (fund Type A, B, C, D and E) have clear differences among them regarding potential risk and returns. These differences are limited by the current regulations, including the requirement of a minimum return.

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

The investment philosophy behind the five fund types is to combine the highest possible diversification with low costs and a high degree of transparency. These principles must always be observed when making and implementing investment decisions.

The Pension Reform Law increased the range allowed for AFPs to make investments abroad, from a range between
30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% since the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum investments limits abroad: 45% from October 1, 2008, 50% from December 1, 2008, 55% from April 1, 2009 and 60% from August 3, 2009. In November 2010, the Central Bank again increased the maximum global investment limit abroad from 60% to 80%, gradually increasing as follows: 65% from December 1, 2010, 70% from March 1, 2011, 75% from June 1, 2011 and 80% from September 1, 2011.

The table below summarizes the Pension Reform Law’s ranges for foreign investments per each Type of Fund:

Investment ranges in foreign investments per each Type
	October 1, 2008 – September 30, 2009	October 1, 2009 onwards
Fund Type A	25% - 80%	45% - 100%
Fund Type B	20% - 70%	40% - 90%
Fund Type C	15% - 60%	30% - 75%
Fund Type D	10% - 30%	20% - 45%
Fund Type E	5% - 25%	15% - 35%

The maximum foreign investment limits per each Fund Type determined by the Central Bank beginning December, 2010 are as follows:

	Fund Type
	A	B	C	D	E
December 1, 2010	85%	75%	65%	35%	30%
March 1, 2011	90%	80%	70%	40%	35%
June 1, 2011	95%	85%	75%	45%	35%
September 1, 2011	100%	90%	75%	45%	35%

The Pension Law also distinguishes among the age and gender of the individuals who may elect to participate in the different fund Types. A description of the requirements to participate in each of the funds is detailed as follows:

Multiple funds allowable selections
	Men up to 55 years old and women up to 50 years old	Men from 56 years old and women from 51 years old not retired	Retired participants
Fund Type A	Allowed	Not allowed	Not allowed
Fund Type B	Allowed	Allowed	Not allowed
Fund Type C	Allowed	Allowed	Allowed
Fund Type D	Allowed	Allowed	Allowed
Fund Type E	Allowed	Allowed	Allowed

Source: Superintendency of Pensions

According to the Pension Law, if at the ages of 56 and 51, respectively, men and women who have their mandatory contribution and/or their indemnity account in fund Type A do not make any choice regarding the destination of their mandatory pension funds, such funds are gradually transferred to fund Type B.

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

For participants with programmed withdrawal, temporary income with deferred life annuities or immediate life annuities with programmed withdrawal plan, 100% of their savings are initially allocated to fund Type D. Thereafter, these participants may opt for any fund among the permitted alternatives.

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (44.2% at the end of 2012) while fund Types A, B and D managed by the Company have reached significant sizes after the voluntary changes and substantive transfers recorded from September 2002.

Assets under management of Provida
	December 2002		December 2012
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	3,155,441	14.3%
Fund Type B	1,177,690	11.7%	3,706,486	16.8%
Fund Type C	7,346,323	73.2%	9,763,979	44.2%
Fund Type D	1,016,124	10.1%	3,833,777	17.4%
Fund Type E	395,863	3.9%	1,619,582	7.3%
Total	10,048,691	100.0%	20,079,265	100.0%

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

The Pension Law establishes that each AFP must maintain a reserve for mandatory investments equal to 1% of the value of each pension fund under management. The mandatory investment is calculated in accordance with instructions issued by the Superintendency of Pensions, and corresponds to the value of each pension fund two days prior to calculation. Since June 1995, the Pension Law has required AFPs to invest this mandatory investment in shares of the respective pension fund managed by the AFP. This legislation is intended to eliminate potential conflicts of interest that could arise between investment decisions relating to a portfolio held as the AFP’s reserves and those relating to the portfolio where pension funds are invested.

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

The Pension Reform Law includes an exception to the previous paragraph for those funds that have less than 36 months of operation. In these cases, such AFP will be liable to the fund to the extent that the weighted annual real return of funds Types A and B are less than the lesser of (a) the weighted average annual real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average real return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average real return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than twelve operating months. The five funds currently managed by Provida have more than 36 months of operation.

The average annual real return is calculated by the Superintendency of Pensions according to a weighted formula established by the Pension Law which, among other provisions, limits the maximum participation of any AFP in the calculation. If for a certain month, the pension fund’s annual real return on investment falls below the minimum return required, the difference must be covered by the mandatory investments. If the resources from mandatory investments are applied and the minimum return is still not reached, the Chilean Government will have to make up the difference.

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

Additionally, through the Pension Reform Law, a solidarity pension system financed by the resources of the State, which began granting benefits on July 1, 2008, was created to complement the existing private pension system. The solidarity pension system grants, among other benefits, basic solidarity pensions for disability and solidarity pension contributions for disability. To have these benefits, certain requirements must be met:

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

-
Solidarity pension contribution for disability: being declared disabled by a Medical Commission designated by the Superintendency of Pensions; being affiliated with the Pension System established by the 3,500 Law Decree of 1980; not receiving a pension from any other pension regime; being between 18 and 65 years of age; being part of a family group belonging to the 60% of the poorest population in Chile; demonstrating residence in Chile for a period of not less than five years in the last six years prior to the submission of the request and being eligible for a disability pension, provided that the sum of the amount of such pension plus any other pension received from such system is less than the basic solidarity pension of disability.

The solidarity system is administered by the Social Pension Institute, which has the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it regulates requests for processing, the operations and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, current participants in the private pension system are able to submit requests regarding the solidarity pension system via the AFP (such as Provida) to which they belong, which in turn submits the request to the Social Pension Institute.

Services of granting senior pension benefits

As required by the Pension Law, each AFP must provide specific senior pension benefits to their participants who meet the legal age requirement: 60 years of age for women and 65 years of age for men.

Participants meeting certain requirements can obtain senior pensions before the legal age. Such requirements were modified in 2004, in which over a term of 6 years the required percentages between the calculation of the anticipated pension over the average taxable remuneration of the last ten years and over the minimum legal pension gradually increased. The latter is intended to increase the level of pensions received and to restrain the trend of retirement before reaching the legal age, motivated by the possibility of receiving a permanent salary in case of unemployment or having two incomes (remuneration and pension).

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

The solidarity pension system financed by Chilean State resources and incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the participants must meet certain requirements:

Solidarity basic senior pension:

-	Being at least 65 years of age at the moment of the claim.
-	Not being eligible for any pension under any pension regime either as a titular or as a beneficiary of a life disability.
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

As of July 1, 2012 the amount of the benefit was Ch$80,528 per month. This benefit will be automatically adjusted by 100% of the variation of inflation from the last 12 months since the last adjustment. When inflation exceeds 10% since the last adjustment, the adjustment will be made immediately, regardless of whether 12 months have passed or not.

Solidarity senior pension contribution

-	Being at least 65 years of age at the moment of the claim.
-	Receiving a pension inferior to the maximum pension with solidarity contribution (PMAS).
-
Not being a contributor in the Chilean police officers’ social security system (“Dipreca” in its Spanish acronym) or the Chilean armed forces social security system (“Capredena” in its Spanish acronym), or receiving pension under such regimes as a titular or beneficiary of a life pension.

-
Demonstrating 20 years (continuous or discontinuous) of residence in Chile, calculated from the time the participant had reached 20 years of age and for a period of not less than four years of residence in the last five years prior to the submission of the request in order to obtain the benefits.

-	Being part of a family group belonging to the poorest population in Chile in accordance with the coverage schedule mentioned below.

Gradual Coverage of the benefits for Basic Pension and Solidarity senior pension contribution
Period	Coverage
July 1, 2008 – June 30, 2009	40% of the poorest population in Chile
July 1, 2009 – August 31, 2009	45% of the poorest population in Chile
September 1, 2009 – June 30, 2010	50% of the poorest population in Chile
July 1, 2010 – June 30, 2011	55% of the poorest population in Chile
From July 1, 2011	60% of the poorest population in Chile

Amount and date of entrance PMAS
Period	Coverage
In Ch$
July 1, 2008 – June 30, 2009	70,000
July 1, 2009 – August 31, 2009	120,000
September 1, 2009 – June 30, 2010	150,000
July 1, 2010 – June 30, 2011	200,000
July 1, 2011 – June 30, 2012	255,000
From July 1, 2012	261,758

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

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF, being recalculated annually according to a formula established by law that considers the new balance of the account, adding the pension funds returns and the interest rate of annuities. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF 45 (approximately US$2,140).

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

With the Pension Reform Law, the right to withdraw the disposable surplus is now limited to those participants that have a pension superior or equal to 100% of the maximum pension with a solidarity contribution, and 70% of the average of remunerations received and salaries declared.

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

Provida currently charges fees for each of the above services (as do the other AFPs, except for AFP Habitat and AFP Modelo, which do not charge fees for transferring contributions of voluntary participants).
In accordance with the Pension Law, each AFP is allowed to set the fees it charges to its participants or pensioners. In connection with fees charged, the Pension Law establishes that each AFP must apply the same fee levels to each of its participants.

Although there is no legal limit on the fees that an AFP may charge, competitive pressures have limited the range of fees charged by AFPs.

The AFP earns fees in connection with the collection of contributions to participants’ individual capitalization accounts and the administration of such accounts. In 2012, out of the total of Provida’s revenues from operations, MCh$153,415 or 86.1% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on participants’ monthly mandatory contributions to their individual capitalization accounts.

Collection and administration of mandatory contributions

Fee structure is one of the competitive variables of the AFP industry. With the implementation of the Pension Reform Law, the ability that each AFP has to determine whether to charge a fixed fee deducted from the pension fund has been eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of a participant’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base. In accordance with the Pension Reform Law, the maximum amount of taxable income should be adjusted in January of each year as per the variation of the real wage index as measured by the Chilean Instituto Nacional de Estadísticas (National Statistics Institute). In January 2012, this maximum amount increased from UF 66.0 (MCh$1,51) to UF 67.4 (MCh$1,54) per month, and in January 2013 the amount was further adjusted to UF 70.3 (MCh$1,61).

For instance, if a participant receives a monthly salary of Ch$200,000 as a dependent worker, he/she must contribute Ch$20,000 to an AFP. Under Provida’s variable fee currently in force (1.54% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$3,080.

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

The fee structure for the years 2012, 2011 and 2010 is as follows:

Monthly fees for mandatory contributions
	2012	2011	2010
Provida	1.54%	1.54%	1.54%
Industry High	2.36%	2.36%	2.36%
Industry Low	0.77%	1.14%	1.14%
Industry Average	1.48%	1.55%	1.55%

Source: Superintendency of Pensions

Pension payments of programmed withdrawals or temporary income

With respect to fees charged for programmed withdrawals or temporary income, the Pension Reform Law authorizes the AFPs to charge only a variable fee over the pension paid. Currently, four AFPs charge a variable fee of 1.25%, while AFP Habitat charges a fee of 0.95% and AFP Modelo charges a fee of 1.20%.

Under this structure, the participant maintains his/her funds deposited in an individual capitalization account in the AFP and withdraws a monthly pension in accordance with a pre-established formula determined by law. In the event that such amounts fall below the minimum pension level, the Government’s guarantee applies, depending on the contribution level of participants. See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of granting senior pension benefits.”

Collection and administration of voluntary savings

The Pension Reform Law required a fee charge for the administration of voluntary savings accounts calculated as a percentage of the balance kept on such accounts. Currently, Provida charges a fee of 0.92%, while the rest of the AFPs’ fee charges are in the range of 0.60% to 0.95% per year.

Administration and transfer of voluntary pension savings

The AFPs, like other authorized institutions, also offer participants the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee on assets under management, and fees currently range between 0.50% and 0.70% on an annual basis, and the fee charged by Provida is 0.56%. Fixed fees on fund transfers collected for other institutions can also be charged, currently ranging between Ch$1,100 and Ch$1,437 for each fund transfer (approximately US$2.29 and US$2.99). The current fee charged by Provida is Ch$1,250 (approximately US$2.60).

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

Transfer of contributions made by voluntary participants

The AFPs have the right to charge a fixed fee for transferring contributions made by voluntary participants collected by the AFP, but whose destination is another AFP or authorized institution. Provida currently charges a fee of Ch$1,250 (approximately US$2.60) per operation, while the rest of the AFPs charge a fee between Ch$1,100 and Ch$1,144 (approximately US$2.29 and US$2.99). Two out of six AFPs in the industry, AFP Habitat y AFP Modelo, do not charge a fee for such service.

The fees can be changed at any time upon three months’ notice to participants, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2012	2011	2010
Variable fee on monthly mandatory contributions	1.54%	1.54%	1.54%
Monthly variable fee on payments of programmed withdrawals and temporary income	1.25%	1.25%	1.25%
Variable fee for voluntary savings accounts (annual basis over administered funds)	0.92%	0.92%	0.92%
Fee charged on voluntary pension savings:
Fixed fee per transfer (Ch$)	1,250	1,250	1,250
Variable fee for management (annual basis over administered funds)	0.56%	0.56%	0.56%
Fixed Fee for transfer contributions made by voluntary participants (Ch$)	1,250	1,250	1,250

Fee rates charged by Provida
	As of December 31,
	2012	2011	2010

Ratios of fees to total fee income:
Variable fee on mandatory contributions	96.9%	96.6%	96.8%
Variable fee on payments of programmed withdrawals or temporary income	1.8%	1.9%	1.8%
Variable fee on voluntary pension savings	1.3%	1.5%	1.4%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on transfer of contributions made by voluntary participants	0.0%	0.0%	0.0%

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the numbers of contributors, as well as their average salaries, and not the number of participants, determine the monthly mandatory fee income of each AFP. In 2012, Provida had the largest average market share of contributors among all AFPs (34.8%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4. —Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in pension funds”) represented 8.1%, -2.3% and 12.9% of Provida’s revenues from operations in 2012, 2011 and 2010, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2012	2011	2010
Gains (losses) on mandatory investment (in MCh$)	14,515	(3,469)	21,886
Weighted average real returns of pension funds	4.7%	-5.2%	9.5%

Mandatory investments of pension funds (in MCh$)	217,072	201,418	204,526
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Gains (losses) on mandatory investments and real average returns for each fund
	2012		2011		2010
	Gains (losses)	Returns	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	2,588	6.0%	(3,106)	-11.6%	4,956	11.6%
Fund Type B	2,617	5.0%	(1,700)	-8.0%	4,878	11.2%
Fund Type C	6,405	4.6%	(378)	-4.2%	9,314	8.8%
Fund Type D	2,231	3.9%	1,187	0.0%	2,309	6.5%
Fund Type E	674	3.2%	528	4.2%	429	5.8%
Total	14,515	4.7%	(3,469)	-5.2%	21,886	9.5%
Source: Superintendency of Pensions.

Mandatory investment maintained in each fund and percentage of each fund in the total
	2012		2011		2010
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	31,324	14.4%	32,178	16.0%	39,868	19.5%
Fund Type B	36,773	17.0%	35,629	17.7%	39,690	19.4%
Fund Type C	95,326	43.9%	89,593	44.5%	90,871	44.4%
Fund Type D	37,772	17.4%	33,762	16.7%	28,800	14.1%
Fund Type E	15,877	7.3%	10,256	5.1%	5,297	2.6%
Total	217,072	100.0%	201,418	100%	204,526	100%

Source: Superintendency of Pensions.

As shown in the tables above, fund Type C has the highest concentration of total administered assets. Additionally, the participation in the riskiest funds (funds Types A and B) has declined, likely reflecting the volatility exhibited over the past two years, causing certain participants to prefer to take less risks, by moving themselves towards more conservative funds, and increasing participation in those funds established as less risky (funds Types D and E).

(iii) Other revenues

Other revenues are mainly revenue from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which were MCh$9,350 or 5.2% of Provida’s revenues from operations in 2012. In addition, other revenues include the financial revenues of life and disability insurance for MCh$953 in 2012, representing 0.5% of Provida’s revenues from operations arising from the excess of cash flows of the insurer in view of premium payments made by the Company.

Primary expenses

(i) Employee Expenses

Employee expenses were MCh$32,157, equivalent to 46.6% of the total of Provida’s expenses from operations as of December 31, 2012. Wages and salaries of administrative personnel totaled MCh$18,381, equivalent to 57.2% of total employee expenses, while the administrative staff of 956 workers (annual average) represented 64% of the Company’s total staff during the year. Wages and salaries of sales personnel amounted to MCh$10,299, equivalent to 32.0% of the total of employee expenses, while the sales staff of 535 workers (annual average) represented 36% of the Company’s total workers. Short-term benefits to employees were MCh$1,854 equivalent to 5.8% of total employee expenses, and indemnities for cessation of labor relationship amounted to MCh$1,623 equivalent to 5.0% of total employee expenses.

(ii) Miscellaneous other operating expenses

Miscellaneous other operating expenses were MCh$31,934 in 2012, representing 46.2% out of the total Provida’s operating expenses. This item is composed of: administrative expenses (real estate, telecommunications and services) equivalent to 71.8% of total miscellaneous other operating expenses, data processing expenses (maintenance, repair and liaison services) equivalent to 12.2% of total miscellaneous other operating expenses, other operating expenses (disability qualification costs and Board of Directors’ remunerations) representing 10.1% of total miscellaneous other operating expenses and marketing expenses (publicity and communications to clients) representing 5.9% of miscellaneous other operating expenses.

(iii) Depreciation and Amortization expenses

Total depreciation and amortization expenses were MCh$8,676 in 2012, equivalent to 12.5% of total expenses from operations. The amortization expenses totaled MCh$6,241 and depreciation expenses were MCh$2,435.

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

In the year 2009, the recurring expense for such concept was only recorded until the month of July, when the temporary premium of the contract with coverage between January 2005 and June 2009 and the provisions for higher casualty rate were recorded. In 2010, this item only included expenses related to the recovery of leftovers from previous coverage periods stemming from the last insurance contract, and provisions for unfavorable casualty rate due to changes in the value of payable casualties. In 2011, a gain was recorded as a result of reversals on provisions for unfavorable casualty rate stemming from the difference between the amount required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties. A gain was also recorded in 2012 stemming from due to the higher speed of payments of casualty claims with respect to the expected (implying a minor sensibility regarding interest discount rates) accompanied by a decrease in the average cost per casualty.

Likewise, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at a market interest rate instead of historical rates (defined as the minimum of the previous semester) to contracts with coverage commencing in July 2009, giving the alternative to insurers to voluntarily apply such methodology to existing contracts. Provida requested that BBVA Seguros de Vida, adopt this new regulation for the January 2005-June 2009 contract so that the Company’s liability would more accurately reflect the amount that will be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration than the liability of the insurance.

Because Provida’s insurance contract for coverage prior to July 2009 is in a runoff stage, Provida only maintains those casualties pending payment due to temporary disability period. The liability amount determined by the insurance company is recorded at the market interest rate and Provida continues applying its casualty model by determining the liability amount at forward rates at the moment of casualty payments.

In accordance with the Authority’s request, Provida recognizes the higher amount resulting from the calculated liability amount (from the insurance company) and the amount determined by its casualty model, thus the expense to be recognized depends on interest rate fluctuations.

The life and disability insurance premium was a gain in the amount of MCh$3,718 as of December 31, 2012, and MCh$2,326 as of December 31, 2011, while for the year ended December 31, 2010 expenses were recorded in the amount of MCh$2,338. See “Item 5. Operating and financial review and prospects—A. Operating results— Operating results for the years ended December 31, 2012 and 2011”.

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

Participants are eligible for the life and disability benefits provided that they are salaried workers who were contributing to an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months. Likewise, self-employed and voluntary participants are eligible for these benefits if they have made contributions in the month prior to the disability or death.

The Pension Reform Law established that self-employed workers would be gradually incorporated by requiring them to make mandatory contributions (See “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by participants”). Given the above, life and disability insurance coverage for self-employed workers that have made mandatory contributions will be subject to an annual taxable income equal to or superior to seven minimum monthly incomes, permitting them to have an annual coverage commencing on May 1 of the year in which contributions were made until April 30 of the following year. In those cases where the taxable income is inferior to the aforementioned requirement, the coverage will be proportionate to participants’ contributions.

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

Payments by Provida to the insurer

Before modifications introduced by the Pension Reform Law and under the insurance policy in force until June 2009, Provida paid the insurer a temporary rate, equal to 1.00% of the aggregate taxable remuneration of all of Provida’s contributors, which was intended to provide the insurer a portion of the funds it would be required to pay to beneficiaries for life and disability benefits, which amounted to a monthly average (between June 2008 and June 2009) of MCh$6,150 for temporary premium. Also, Provida paid the insurer until June 2009 a monthly fixed management fee, which averaged (between June 2008 and June 2009) MCh$45 per month, a figure that is not considered as premium paid to the insurer for casualties of its participants.

Commencing in July 2009, the payments to the insurer regarding the life and disability insurance premium arising from processing residual and unprocessed contributions, corresponded to contributions made before July 2009. Such annual expense was MCh$649 in 2010, MCh$370 in 2011 and MCh$329 in 2012.

In the first quarter of each year until the close of each contract (48 months after the termination, extendable for two years upon mutual consent), Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true-ups to the sum of (i) the funds effectively accumulated and paid by the insurer to participants or their beneficiaries and (ii) the estimated requirement by the insurer necessary to pay disabled participants once final disability determinations of disabled status have been made by the Medical Commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is the quotient between the cost of casualties and the aggregate taxable remunerations of all of Provida’s contributors) established in the insurance contract that for 2009 was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums were paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus is 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company. For the fiscal year 2010, the provisions made by Provida regarding payments to the insurer (in March 2010) resulting from comparing the temporary rate and the accounted casualty costs, as well as additional provisions attributable to the application of the Company’s casualty model were MCh$1,689. For the fiscal year 2011, a gain in provisions for unfavorable casualty rate for MCh$2,696 was recorded due to the adjustments made when determining the difference between the amounts required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties. For the fiscal year 2012, a gain in provisions for MCh$4,047 was recorded due to the higher speed of payments of casualty claims with respect to the expected (implying a minor sensibility regarding interest discount rates) accompanied by a decrease in the average cost per casualty.

The last life and disability insurance contract with coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. Under such contract, the maximum casualty rate expressed as a percentage of the contributors’ taxable remunerations initially amounted to 1.27%, with a monthly premium paid for the contract coverage period calculated at a provisional rate of 0.70%. The Company’s participation in the surplus will be 100% if the casualty rate is equal to or lower than the maximum rate of the contract, as calculated over the contributors’ taxable remunerations. Additionally, the contract established monthly payments to the insurance company calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the contributors, plus a monthly fixed premium of UF 2,150 (MCh$49) during the coverage period of the contract. As a result of updating the mortality tables effective beginning in the year 2008 and the resulting impact in the higher costs in the insurance, upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the terms of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing contributors’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150 (MCh$49).

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

The General Rule N°243 from the Superintendency of Securities and Insurance, ruling insurance companies, effective beginning on July 1, 2009, instructed that casualty reserves should be determined on a monthly basis at the market interest rate instead of the historical rate, giving the alternative to apply this methodology to insurance contracts previous to the implementation date of the rule. Provida requested that BBVA Seguros de Vida adopt such a rule. Consequently and given the impact of this over the administration of the insurance contract and the associated risks, by common agreement the parties modified the conditions of financial revenues. The above, considering that the rendering of life and disability insurance implies a mismatch risk between the assets and liabilities duration arising from such obligation.

The final settlement of this contract will occur 48 months after the expiration date of the coverage period as of June 30, 2009, i.e., June 2013, but can be extended for up to 2 years by mutual agreement.

The previous insurance policy was in force from August 1, 2003 to December 31, 2004 and was entered into with BBVA Seguros de Vida S.A. The maximum casualty rate was 1.10%, expressed as a percentage of the contributing contributors’ taxable remunerations. Provida’s participation in the surplus was 100% if the casualty rate was equal to or lower than 1.10% and greater than 0.85% of the contributors’ taxable remunerations and 90% if the casualty rate was equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the contributors and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-up payments to the insurance company. The final settlement date of this contract was contemplated to occur on December 31, 2008, but it was extended by common agreement of the parties, and finally settled in April 2011.

The following table sets forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract as of December 31, 2012:

Insurance Company	Period covered by the Contract	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of the information provided by the Insurance Company	Gross Provision at the current year-end (not including financial revenues effects) (*)
		Date	MCh$	To reported date	At 12-31-2012		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	90,511	90,345	90,345	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2012	370,642	371,068	371,068	-	(1,727)
Total						-	(1,727)

(*)
BBVA Seguros de Vida S.A. adopted General Rule N°243 effective beginning on July 1, 2009 allowing insurers to determine the casualty reserve for those life and disability insurance contracts with coverage period beginning before June 30, 2009, at a market interest rate on a monthly basis. This resulted in a decreased amount of reserves, as the reserves were determined at historical rates lower than the current ones. Likewise, by estimating that average market rates would be lower than the effective discount rate for the next three years, Provida has made a provision using the casualty rate calculated by its own model.

(**)
The insurance contract subscribed with BBVA Seguros de Vida S.A. from August 2003 to December 2004 coverage period ended in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 was assumed by the insurer.

(***)
Includes accrued premiums for a total amount of MCh$493 discounted from the balance payable to BBVA Seguros de Vida according to the respective contracts, but as the accrued premiums exceeded  the balance, provisions for casualties are not required.

Principal markets

As of December 31, 2012 there were 6 AFPs operating in Chile. The most recent incorporation was AFP Modelo, which in August 2010 started to render services to the new participants’ portfolio entering into the pension system, for a two-year term awarded in the bidding process carried out in February 2010. Additionally, there is another AFP, AFP Regional, which has been legally incorporated but has not yet begun operations.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2012:

	Market Share for relevant variables, as of December 31, 2012
AFP	Pension Funds	Participants(*)	Contributors(*)	Revenues	Expenses	Profit
Provida	28.5%	37.6%	34.8%	31.2%	28.4%	36.0%
Habitat	25.9%	23.5%	24.5%	23.5%	18.7%	25.8%
Capital	21.6%	20.7%	20.4%	20.9%	30.7%	14.8%
Cuprum	20.6%	6.8%	9.5%	17.8%	14.4%	18.2%
Planvital	2.8%	4.3%	3.6%	3.9%	5.2%	2.7%
Modelo	0.6%	7.1%	7.2%	2.7%	2.6%	2.5%
Total	100%	100%	100%	100%	100%	100%

Source: Superintendency of Pensions.

(*) Average market share for 2012.

In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception that the management of voluntary pension savings and collective voluntary pension savings has been opened to other authorized institutions.

With the implementation of multiple funds, the industry incorporated a new competitive aspect given that the larger number of pension fund portfolios causes participants to require higher levels of information in order to make optimal decisions regarding their risk and age profiles, and thus the pension advisory services granted by AFPs became of special relevance.

From the implementation of multiple funds in September 2002 through the end of the year 2007, the returns reached by each of the five funds recorded outstanding levels, with highest returns in those funds with a greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns significantly dropped to the point of showing negative levels, adversely impacting primarily the high-risk funds and consequently decreasing their total accumulated returns. Subsequently, during the years 2009 and 2010 when stability in the markets was recovered, the trend returned to positive returns levels, where fund Types A and B obtained the highest returns. In the year 2011, stock markets recorded losses again, leading the most risky funds to obtain negative rates of return during the period, basically due to negative returns experienced by local and foreign stock markets. However, in 2012 once again the stock markets recorded higher returns in the most risky funds.

The following table sets forth information with reference to real returns, over a twelve-month period (as of year end 2012, year end 2011 and year end 2010); the annual average since the multiple funds’ inception (as of year end 2012, year end 2011 and year end 2010) and the relative positions of each of the pension funds managed:

	Real return last 12 months
Fund type	Jan12 – Dec12	Provida’s position	Jan11 – Dec11	Provida’s position	Jan 10 – Dec10	Provida’s position
Fund Type A	6.01%	4	-11.59%	5	11.58%	3
Fund Type B	4.96%	2	-8.00%	6	11.22%	3
Fund Type C	4.61%	5	-4.16%	5	8.77%	5
Fund Type D	3.89%	4	0.02%	4	6.53%	4
Fund Type E	3.19%	3	4.19%	3	5.78%	4

Source: Superintendency of Pensions

	Annual average real return from the beginning of the multiple fund system
Fund type	Sep02 – Dec12	Provida’s position	Sep02 – Dec11	Provida’s position	Sep02 – Dec10	Provida’s position
Fund Type A	6.77%	2	6.85%	2	9.32%	1
Fund Type B	5.48%	5	5.53%	5	7.30%	5
Fund Type C	4.81%	5	4.84%	5	5.98%	5
Fund Type D	4.32%	4	4.37%	4	3.30%	4
Fund Type E	3.42%	4	3.45%	4	3.36%	4

Source: Superintendency of Pensions

In terms of voluntary pension savings, as of December 31, 2012, Provida recorded the second highest number of voluntary pension savings (APV in its Spanish acronym) for accounts in the AFP industry, with a total of 210,257 active accounts, representing a market share of 26%. On the same date, funds accumulated by such APV accounts were MCh$293,988, a market share of 14%. Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investment levels are limited by law, the AFPs have lower costs than other market participants and charge lower fees.

As of December 2012, according to information from the Superintendency of Pensions, the AFPs continue to play an important role in the voluntary pension savings market with market shares of 65% in the number of accounts and 56% in administered funds, followed by mutual funds with a market share of 14% in terms of number of accounts and by Insurance Companies with a market share of 18% in terms of assets under management.

Marketing and sales

Provida’s activities, as with all AFPs in the industry, are limited to offering only those products and services permitted under the Pension Law. As a result, Provida seeks to maximize its income by attracting and retaining participants as well as by offering the possibility to make voluntary pension contributions and to receive payments under the programmed withdrawals structure.

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

The sales force also performs tasks aimed at retaining participants’ portfolios in order to avoid client transfers to other AFPs. Provida also captures new participants through its wide network of pension service centers without the intervention of sales agents.

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new clients and retain the existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading market position.

During 2012, Provida has developed several initiatives, among which are: (i) a share-value simulator that allows comparative analysis between a portfolio consisting of different investment instruments available in the mutual funds industry, and a combination of available multiple funds available through AFP Provida, (ii) a new website-based processing service for employers, which allows employers to process their employees’ pension information (e.g., estimated debt or uncredited contributions, either voluntary or mandatory) by entering the firm’s identification number and the password, and (iii) a new service channel through social networks (e.g., Facebook and Twitter) to communicate special campaigns (e.g., the 2012 Chilean tax reform, savings alternatives, information for self-employed workers) and provide information regarding Provida’s new products.

For third consecutive year and as part of its social responsibility activities, AFP Provida (jointly with the Business School of Adolfo Ibañez University), sponsored a specialized course and diploma in Social Security, with the aim of promoting the private pensions system and educating companies in this area by providing them with trained staff to advise their employees on pension and tax issues.

Moreover, direct marketing campaigns also played an important role in the communications plan. It highlighted the “2.0”campaign, which aims to communicate regulatory changes associated with the voluntary saving account by emphasizing its flexibility and simplicity of administration; the “Provida’s proposals for savings” campaign, which aimed to convey that AFP Provida can provide the best advice based on its the experience of over 30 years in administering savings of more than 3 million customers. Participants having voluntary products continued to receive specific communications with economic and financial information on a weekly basis. The objective was to retain and encourage them to maintain their voluntary funds in AFP Provida, for which a permanent presence campaign was carried out through mass media (press, radio, etc.).

As for telephone service, during 2012 more than 550,000 pension calls were answered, of which more than 360,000 were assisted by executives from the pension platform, obtaining a 95% assistance level within 20 seconds.

In addition, the claim management unit, managed and answered a total of 27,964 claims in 2012, of which 84% were processed through the“Contact Us”web channel.

Finally, in December 2012, audits to validate ISO 9001 Certification were approved, which allowed Provida to make continuous enhancements in processes and services granted to customers.

Among the major projects are:

-
Optimization of In-Office Services. This project aims to reduce the time spent processing pension requests by focusing the staff’s duties in advising customers on pension alternatives issues. This has led to AFP Provida as the only AFP in the industry that has publicly committed to improve this efficiency standard by processing requests regarding normal senior pensions in 15 minutes of those participants with no recognition bond, or with a recognition bond already paid. In 2012 the project was expanded to include other, more complex types of pensions, and its implementation will continue through the assistance philosophy of focusing activities in the customer rather than benefit procedures that are processing in the Company’s branch network.

-
Management Model in Offices. The objective of this project is to organize each branch network’s duties around a new management model that consists of three focus areas: business management, benefits management and quality of service. Though this project, the Company seeks to focus every assistance on satisfying the customer’s needs, making every contact in an advisory opportunity.

-
Business plan. This plan included the current sales force to achieve increases in its productivity. Furthermore, a recruitment plan was carried out in order to significantly increase the number of sales agents of the Company, with clear goals towards capturing and retention of customers and the growth of voluntary savings products. Thus, at year-end 2012 the sales agent staff increased by 67% compared to the end of 2011.

-
Service to Employers. A Unit consisting of specialized executive groups whose goal is to build long-term relationships with employers belonging to their portfolio through a good-value differentiated offer, providing personalized advice in terms of regularization and prevention of residual and uncredited contributions and estimated debts and, all this by granting employers training in pension issues and service channels. During 2012 this Unit increased its staff, focusing its efforts on training and capturing new employers.

AFP Provida has the largest commercial network at the national level among all AFPs, as of December 31, 2012 with 59 branch offices distributed throughout the country, and divided into 10 branches located in the northern region (17% of total branch offices), 12 branches located in the central-northern region (20% of total branch offices), 12 branches located in the Metropolitan region (20% of total branch offices), 15 branches located in the southern-center region (26% of total branch offices) and 10 branches located in the southern region (17% of total branch offices).

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sale force.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2012, 2011 and 2010:

	Total AFP Sales Force
	As of December 31,
	2012		2011		2010
	N° Sales Agents	Market Share	N° Sales Agents	Market Share	N° Sales Agents	Market Share
Provida	717	29.9%	429	22.3%	443	19.9%
Habitat	312	13.0%	307	15.9%	329	14.8%
Capital	654	27.2%	493	25.6%	780	35.0%
Cuprum	424	17.7%	474	24.6%	460	20.6%
Planvital	293	12.2%	224	11.6%	216	9.7%
Modelo (*)	-	0.0%	-	0.0%	-	0.0%
Total	2,400	100%	1,927	100%	2,228	100%

Source: Superintendency of Pensions.

(*) As AFP Modelo started operations in August 2010 and according to the information released by the Superintendency of Pensions, it does not report a sales force.

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

Regarding new participants in the system, it is important to note that the Pension Reform Law established that the bidding of the new participants portfolio, awarding the generation of new accounts for a two-year period, should be the AFP offering the lowest fee among the current fees, which must be applied to its entire portfolio and not only to the awarded portion. The latter has implied that the AFPs are not able to grow by capturing new workers that enter the labor market for the first time. Therefore, the main future growth sources for Provida will be focus on capturing participants with voluntary pension savings, and the reincorporation of inactive participants as active contributors, especially self-employed workers.

Provida’s total selling and marketing expenses amounted to MCh$12,183 in the fiscal year 2012, MCh$10,992 in the fiscal year 2011, and MCh$12,063 in the fiscal year 2010. The ratio of commercial expenses (corresponding to sales remunerations plus marketing expenses) over fee income was 7.9%, 7.8% and 9.3% for the fiscal years 2012, 2011 and 2010, respectively. Provida has followed a policy to make its commercial expense more efficient, decreasing such expenses by 8.9% in 2011 as compared to 2010, and 5.3% in 2010 as compared to 2009. However in 2012, the Company implemented a strategic plan, which aims to strengthen its leading position and address new market growth opportunities, through a sales force trained to capture the most profitable segments of customers with potential savings. As a result of this initiative, selling and marketing expenses increased by 10.8% in 2012 as compared to 2011.

Seasonality of the Company’s main business

The nature of the significant activities carried out by Provida relates primarily to activities related to its unique line of business, pension fund administration. Given the above, such activities are not significantly affected by seasonal factors.

Licenses

The software license contract entered into with BBVA Inversiones Chile corresponds to intellectual property rights related to the use, as well as instructions of use and functionality of, software implemented on different operating and administrative processes. This represented a total expense of MCh$2,832 for Provida as of December 31, 2012, MCh$2,832 as of December 31, 2011 and MCh$3,578 as of December 31, 2010. The enhancements incorporated for new projects amounted to MCh$0 for the fiscal year 2012, MCh$0 for the fiscal year 2011 and MCh$746 for the fiscal year 2010. For further information see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.2 Software license contract”.

In addition, the software license maintenance contract described above included in the “miscellaneous other operating expenses” line, recording updating services for changes related to new regulations or new requirements amounting to MCh$0 for fiscal year 2012, MCh$0 for fiscal year 2011 and MCh$73 for fiscal year 2010.

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

The Superintendency of Securities and Insurance (the “SVS”)

The SVS is an independent governmental agency that supervises, regulates and controls the Chilean capital markets. As a public corporation listed on the Chilean stock exchange, Provida is subject to the supervision, regulation and control of the SVS.

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

The Investment Regime was created through a resolution passed by the Superintendency of Pensions and subscribed by the Treasury, having been previously consulted the Pension Advisory Council, and it includes certain regulations that regulate investments made by the Administrators with the resources of pension funds and defines investment limits intended to have an adequate diversification of funds to achieve appropriate returns and safety for such resources.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Securities Exchange Act of 1934 (Exchange Act), which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this new requirement, we have requested relevant information from our affiliates globally.

Administradora de Fondos de Pensiones Provida S.A. has not knowingly engaged in activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders.

Because we are controlled by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a Spanish corporation, our disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries (the BBVA Group) which are not controlled by us. BBVA is subject to the disclosure requirements of Section 13(r) for its Form 20-F for the year ending December 31, 2012. In advance of that filing, we have requested that BBVA provide us a detailed description of reportable activity under Section 13(r) and have received the following information:

Legacy contractual obligations related to counter indemnities. Before 2007, BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, four of which remained outstanding as of January 1, 2012 (three as of December 31, 2012). Estimated gross revenue for 2012 from these counter indemnities, which includes fees and/or commissions, did not exceed €9,000 and was entirely derived from payments made by BBVA Group’s non-Iranian customers in Europe. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. In addition, in accordance with Council Regulation (EU) No 267/2012 of March 23, payments of any amounts due to Bank Melli under these counter indemnities have been blocked. BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Letters of credit.  During 2012, BBVA Group had credit exposure to Bank Mellat, Bank Tejarat and Bank Sepah arising from a total of four letters of credit issued by such Iranian banks (one by Bank Mellat, two by Bank Tejarat and one by Bank Sepah) to its non-Iranian clients in Europe. These letters of credit, all of which were granted before 2004, were used to secure BBVA Group’s loans to its clients in order to finance certain Iran-related activities. These loans were supported by the Spanish export credit agency (CESCE). Three of these loans related to its clients’ exportation of goods to Iran (consisting of medical supplies, electrical equipment, air conditioning equipment and port infrastructures). The remaining loan, which matured in 2012, was granted to an Spanish customer in connection with its provision of engineering services and supply of equipment for the construction of a petrochemical plant in Iran.

As of December 31, 2012, only one of the letters of credit referred to above (issued by Bank Sepah) remained outstanding. Estimated gross revenue for 2012 from the loans underlying these letters of credit, which includes fees and/or commissions, did not exceed €250,000. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. Payments of any amounts due by Bank Mellat, Bank Tejarat or Bank Sepah in 2012 under these letters of credit were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Mellat, Bank Tejarat or Bank Sepah.

Bank Accounts.  In 2012, BBVA Group maintained one account (which was closed in March 2013) for a company that produces farm vehicles and tractors and a number of accounts for certain of its employees (some of whom have the Iranian nationality). BBVA Group believes that 51% of the share capital of such company is controlled by an Iranian company in which the Iranian Government might have an interest. Estimated gross revenue for 2012 from these accounts, which includes fees and/or commissions, did not exceed €5,000. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. BBVA Group is committed to terminating its business relationships with the employees of this company as soon as contractually possible and does not intend to enter into new business relationships involving this company or its employees.

Iranian embassy-related activity. BBVA Group maintains bank accounts in Spain for three employees of the Iranian embassy in Spain.  In addition, BBVA Group maintains bank accounts in Venezuela for seven employees of the Iranian embassy in Venezuela and has provided one employee with an insurance against theft at ATMs which will expire on November 6, 2013. Estimated gross revenue for 2012 from embassy-related activity, which includes fees and/or commissions, did not exceed €2,000. BBVA Group does not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. BBVA Group is committed to terminating these business relationships as soon as legally possible.

Activity related to U.S. Executive Order 13,224.  Until January 2, 2012 BBVA Group maintained two deposit accounts and three credit cards in Colombia for one individual designated by the U.S. under Executive Order 13,224 on December 29, 2011. On January 2, 2012 such deposit accounts and credit cards were closed and cancelled, respectively. Estimated gross revenue in 2012 for the activity referred to above, which includes fees and/or commissions, was nil.

Correspondent relationship with the Central Bank of Iran.  Until September 11, 2012, BBVA Group maintained a correspondent relationship with the Central Bank of Iran in connection with non-U.S. dollar payments made in connection with certain transactions described above. There were no transactions with the Central Bank of Iran during 2012. Accordingly, there was no related gross revenue or net profits recognized in 2012. On September 11, 2012, BBVA Group terminated its correspondent relationship with the Central Bank of Iran.

C.	Organizational structure

Provida was integrated into the BBVA Group in July 1999. The BBVA Group is an internationally diversified financial group with a significant presence in the traditional banking sector, as well as other sectors such as insurance, real estate and financial services. On December 31, 2012 the BBVA Group had 1,012,864 shareholders and 115,852 employees worldwide in a network of 7,978 branches. In Chile, the BBVA Group manages assets of MUS$46,133 (MCh$22,079,265) through Provida in a competitive market in which Provida has sustained a leading position over time.

The following chart currently sets out the related companies comprising Provida’s corporate structure:

(*) Interest formerly held by predecessor BBVA Inversiones Chile S.A.

BBVA Group holds directly and indirectly a 64.3% share capital in Provida. This figure is comprised of an approximately 51.6% interest held directly by Inversiones Previsionales S.A. and an approximately 12.7% interest held through American Depositary Shares held directly by Banco Bilbao Vizcaya Argentaria S.A.

International

In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries.

Currently, the only non-Chilean subsidiary interest held by Provida is AFP Génesis in Ecuador.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder with 100% of the shares. In 2012, this subsidiary generated profits of MCh$2,296, decreasing by 26.4% (MCh$824) with respect to 2011. This result was attributable to lower fee income and the lower exchange rate as compared to the rate recorded in 2011 (7.7%), but such result was partially offset by the decreased expense in remunerations of both administrative and sales personnel. In 2011, this subsidiary generated profits of MCh$3,106, increasing 10.4% (MCh$292) with respect to 2010. This positive result was largely attributable to higher fee income and the positive effect of the depreciation of Chilean peso (10.9%) with respect to the dollar in 2010 (AFP Génesis’ functional currency is the dollar).

The main market indicators regarding AFP Génesis held through its wholly owned subsidiary Provida Internacional S.A., are as follows:

	As of December 31,
Year	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
2012	256,974	81%	1	67	66%	1
2011	240,086	69%	1	67	67%	1
2010	220,320	78%	1	63	72%	1

Source: Superintendency of Companies and Stock Markets in Ecuador.

It is noteworthy, as mentioned in "Item 4. Information on Provida — A. History and development ", both AFORE Bancomer in Mexico and AFP Horizonte in Peru were sold in the first quarter of 2013.

It is important to point out that the higher accrued benefit of the investment in AFORE Bancomer in Mexico and AFP Horizonte in Peru includes profits of these associates only until November 2012. As a result of the analysis of selling the pension business in Latin America initiated by the BBVA Group in May 2012, Provida Internacional began to consider sales alternatives, and therefore classified these investments as assets held for sale on its balance sheet at the end of November 2012, in accordance with IFRS. The results from these affiliates thus are no longer recognized.

-
Peru-AFP Horizonte. Provida Internacional held until February 27, 2013 a 15.87% equity interest in AFP Horizonte in Peru, where it had been present since 1993. In 2012, Provida’s share of profits from AFP Horizonte was MCh$3,404, increasing by MCh$1,220 (55.9%) with respect to 2011 due to higher gains from mandatory investments and increased fee income. In 2011, Provida’s share of profits in this equity investee was MCh$2,184, a decrease of 2.8%, (MCh$64), with respect to 2010. This decrease was as a result of losses from mandatory investments in 2011 as compared to the gains obtained in 2010. In 2010, Provida’s share of profits was MCh$2,248, declining by 3.4% (MCh$80) with respect to 2009 due to lower returns generated from mandatory investments in 2010.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico and continued to hold such interest until January 9, 2013. In 2012, Provida’s share of profits in this equity investee was MCh$4,263, an increase of MCh$460 (12.1%) with respect to 2011, as a result of higher fee income and increased gains from mandatory investments. In 2011, Provida’s share of profits in this equity investee was MCh$3,802, an increase of MCh$186 (5.1%) with respect to 2010, caused by higher fee income received in the period.

Additionally, the market indicators regarding AFP Horizonte in Peru and AFORE Bancomer in Mexico for the last three years were as follows:

	As of December 31, 2012
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,422,065	27%	1	8,830	24%	3
Mexico – AFORE Bancomer	4,471,605	9%	4	22,088	15%	2

	As of December 31, 2011
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,352,534	27%	1	7,194	24%	3
Mexico – AFORE Bancomer	4,381,799	10%	4	17,719	15%	2

	As of December 31, 2010
	Number of Affiliates	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
Peru – AFP Horizonte	1,272,036	27%	1	7,295	23%	3
Mexico – AFORE Bancomer	4,459,695	11%	3	16,206	16%	2

Source: Based on data from the Superintendency of Banks and Insurances in Peru and the National Commission for Saving System for Retirement in Mexico.

The following table describes the total of Provida’s share of profits in its equity investees, both foreign and local, for the last three fiscal years:

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Net Profit Provida	104,034	78,855	91,624
– Net Profit excluding gains of associated entities (*)	90,801	69,144	82,835
– Share of profit (loss) of foreign associated entities accounted for using equity method (*)	7,667	5,986	5,864
– Share of profit (loss) of local associated entities accounted for using equity method	5,567	3,725	2,925
Share of profit (loss) of associated entities for using equity method/Net Profit	12.7%	12.3%	9.6%

 (*) Profits on associated entities do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

It is important to point out that through its foreign associates, Provida implemented and promoted its leadership experience in developing business regarding the administration of private pension systems.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches and also has enhanced its infrastructure and technology through the years in order to improve its assistance model. In the first stage, the pension advisory services and quick-service processing of transactions were incorporated through self-service devices in branch offices, and collection and payment services were outsourced in order to focus on the customer assistance network. Since 2010, the Optimization of Services in Branch Offices project was implemented, in order to consolidate the service quality when processing benefits. Provida maintains 59 branch offices as of December 31, 2012.

As of December 31, 2012, Provida maintained 33 owned offices of which 18 were exclusively used as branch offices, 9 were used as branch offices but partially rented to third parties, 3 were fully rented, 2 remained unoccupied and the remaining 1 was used as an administrative office.

The principal property that Provida owns is its 18-story headquarters building, known as the Pedro de Valdivia Tower, located in the east commercial neighborhood of Santiago and with a total of 13,014.18 square meters. Since 2003, it has been the BBVA Group’s corporate building in Chile, accommodating all staff units of Provida and renting spaces to staff departments of BBVA Chile S.A. The Company’s Operations Area is located in downtown Santiago.

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

The Pension Reform Law eliminated the individual responsibility of AFPs to provide life and disability insurance benefits, stipulating a bidding process of all AFPs for life and disability insurance. The first bidding process was awarded on July 1, 2009, to a group of 5 insurance companies for a 12-month term, with a premium of 1.87%. On July 1, 2010 for a 24-month term, the second bidding was awarded to a group of 7 insurance companies with a premium of 1.49%. On July 1, 2012, the third bidding process, for a 24-month term, was awarded to a group of 4 insurers with a premium of 1.26%.

As a consequence, Provida only maintains a contract for coverage prior to July 2009 that is in a runoff stage, as a result of the modality payment of casualties due to temporary disability period (three years). Therefore, the Company’s results are affected by the cost of the insurance stemming from an insurance contract with expired coverage, depending on the relevant variables evolution at the moment of casualty payments.

For the contract previously mentioned, the Superintendency of Pensions requires AFPs to provision a minimum of 100% of the contracts’ balances, provided by the insurers in their consolidated financial statements. Nevertheless, Provida, through its experience, has concluded that, in certain discount rate scenarios, the insurers’ calculations regarding the required amounts to provision in respect of future disability payments differ from the actual amounts that the insurers will be required to pay.

Even though, the rules of the Superintendency of Pensions do not require AFPs to make additional provisions over those of the insurer, if the AFPs have enough evidence supporting a higher cost of the insurance, they shall establish provisions corresponding to such higher cost.

Provida has developed its casualty model to more accurately accrue the amounts that are required to be paid to disabled participants once their final determination is made. The basic premise is to use Provida’s best estimate, at the time of the initial determination, of the payment that will be required upon final determination. The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments are made, and which updates the discount rates on monthly basis in accordance with the discount rate prevailing in the market in order to value the reserves.

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

	2012
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (***)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	3.01%	3.20%	3.40%
Rate of return on ICAs(*)	0.00%	0.00%	0.00%
Total Liability (MCh$) (**)	5,807	3,544	1,282

(*) ICAs: Individual Capitalization Accounts.
(**) The liability is presented net of financial revenues generated by the insurance contract still in force.
(***) The base case is based on the casualty rate estimated by the casualty model, which is higher than the amounts in the insurers’ balance sheet and, therefore, the amounts estimated by the model were used as a basis to estimate provisions for the year ended December 31, 2012.

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

Likewise, Provida estimates the forward rates at the moment of payment by estimating a maximum period until May 2015, since most disability casualties under a temporary disability determination will be paid within such period. Given the high volatility of interest rates, the relevance of such interest rates when determining the liability value and the short term in which such liability will be paid, it has been determined in accordance with the variability of the rates in a term of approximately 6 years the maximum and minimal amounts that this variable could be with a 99% of trust.

In order to establish the most likely positive and negative scenarios the average minimum, maximum and medium rates were calculated by a simulation methodology which is based on a Monte Carlo model.

-
Returns on participants’ individual capitalization accounts: Participants have a positive balance on their individual capitalization accounts, and this balance is subject  to the pension funds returns over the three years following the establishment of the initial reserve for disability  until the final disability determination is made. The insurer’s calculations do not take into account that the participant’s individual capitalization account will grow over such three-year period and, for sensitivity purposes, Provida has used the same criteria in this period of evaluation due to the high volatility experienced by pension fund returns.

Other factors are included as variables in the casualty model which, however, do not significantly impact the calculation of the premium such as the death of disabled participants in light of a certain percentage of participants that receive an initial disability entitlement determination and die prior to the final determination of their disability. Because survivor beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled participants will die prior to the final determination of their disability. As the contract is in a run-off stage until June 30, 2013, Provida has assumed the same criteria as the insurance company.

In the case of incurred but not reported claims, Provida does not make any provisions, since the coverage period for disability finished and the deceased participants under coverage reported represent a minimum percentage of casualties.

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

In accordance with IFRS criteria, the Company must maintain its liability at fair value, and due to the higher speed in the payments of casualty claims and the lower impact of the discount rate, as a result of the proximity of the payments, the casualty model has shown as of December 31, 2012, a lower casualty rate than the casualty rate projected in the previous year.

However, under the rules of the Superintendency of Pensions, Provida must apply the discount rate of the insurer to the provision should it be lower than the casualty model, a situation that has not occurred as of and for the years ended December 31, 2010, 2011 and 2012.

Mandatory investments

The principal financial investments of Provida are mandatory investments which aim to guarantee the minimum return required by law equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated according to instructions issued by the Superintendency of Pensions. Mandatory investments represented approximately 50% of total consolidated assets as of December 31, 2012 and 2011, respectively. As established in Decree Law 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each of the pension funds. This minimum rate of return is based on the weighted average real rate of return of all pension funds of the AFP system, over a 36-month period. This requirement has been determined in accordance with the different portfolio compositions, requiring a larger margin for those with a greater investment in variable income securities and therefore potentially subject to higher volatility (Funds Type A and B). If for a certain month the rate of return of a pension fund was lower than the minimum rate of return requirement, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within 15 days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is non-compliance with the minimum rate of return requirement. Provida’s risk management policies for mandatory investment are described in Note 4 to Provida’s audited Consolidated Financial Statements.

Provida’s management has designated mandatory investments as financial assets at fair value through profit and loss as those financial assets are managed and its performance is evaluated on a fair-value basis in accordance with the Company’s documented investment management policy, and information about the mandatory investments is provided internally on that basis.

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

Recent Accounting Pronouncements

Please see “Item 18. Financial Statements” and Note 3 to Provida’s audited Consolidated Financial Statements for additional information regarding recent accounting pronouncements.

Introduction to Provida’s results from operations

The following discussion should be read in conjunction with Provida’s audited Consolidated Financial Statements, and the Notes thereto, included elsewhere in this annual report. See “Item 18. Financial Statements.”

Provida is the largest AFP in Chile, providing management of pension funds and various related services. These services are limited to those permitted for AFPs under the Pension Law and revenues are largely dependent on the level of fees charged to participants. As a consequence, Provida’s results from operations are dependent on the general level of economic activity in Chile and, in particular, on the number of workers who affiliate with Provida and make monthly contributions, as well as the amount of their taxable salaries subject to contributions. Given that during recent years the Chilean economy has grown, Provida estimates that number of workers in Chile and their aggregate salaries will maintain its growing trend in the future, although not necessarily at the same rate as in the past. Because of its important market share, the broad geographic coverage of its branch network, and the diversity of its participants, Provida believes that its revenues are not dependent on any particular sector of economic activity.

The principal source of revenues from operations for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) is the fees charged to contributors in connection with deposits of their monthly mandatory contributions. Therefore, the revenues from operations of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%, basically due to the increase in the insurance coverage to participants. In July 2009, the variable fee decreased to 1.54% due to the Pension Reform Law’s elimination of AFPs’ individual obligation to provide life and disability insurance (See “Item 3. Key Information –— Recent regulatory changes”) and has remained the same during the years 2011 and 2012.

For voluntary pension savings, Provida established a nominal fixed fee of Ch$1,250 for each transfer of funds from other institutions and a yearly fee of 0.56% over administered funds. In relation to voluntary accounts, in October 2008 Provida started to charge a variable fee of 0.92% for administered balances and eliminated the fixed fee for withdrawals. Additionally, the Company charges a variable fee of 1.25% over the pensions for programmed withdrawals. With respect to pensions for programmed withdrawals or temporary incomes, the Company charges a variable fee of 1.25% over the pensions. Additionally, the Company charges a fixed fee of Ch$1,250 for transferring contributions of voluntary participants to other institutions (See “Item 4. Information on Provida—B. Business overview—Primary revenues”).

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

The following table sets forth the composition of Provida’s revenues from operations and expenses for the periods indicated:

	As of December 31,
REVENUES FROM OPERATIONS:	2012	2011	2010
Fee income	86.1%	93.7%	76.9%
Gain (loss) on mandatory investments	8.1%	-2.3%	12.9%
Other revenues from operations	5.8%	8.6%	10.2%
TOTAL REVENUES FROM OPERATIONS	100%	100%	100%
Source:   Superintendency of Pensions

	As of December 31,
EXPENSES FROM OPERATIONS:	2012	2011	2010
Life and disability insurance premium expense	-5.4%	-3.5%	3.3%
Employee expenses	46.4%	45.6%	43.1%
Depreciation and amortization expenses	12.5%	12.2%	11.1%
Impairment losses	0.5%	0.0%	0.8%
Miscellaneous other operating expenses	46.0%	45.7%	41.7%
TOTAL EXPENSES FROM OPERATIONS	100%	100%	100%
Source:   Superintendency of Pensions

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2012	2011	2010
Number of contributors	1,796,516	1,786,857	1,785,997
Administrative personnel	956	909	898
Sales personnel	535	433	460
Source:   Superintendency of Pensions

Operating results for the years ended December 31, 2012 and 2011

Provida recorded a profit after taxes of MCh$104,034 for the year ended December 31, 2012, an increase of 31.9% as compared to the profit after taxes of MCh$78,855 for the year ended December 31, 2011.

The following is a year-to-year comparison by major income statement line item for the years ended December 31, 2012 and 2011.

Revenues from operations

In fiscal year 2012, total revenues from operations were MCh$178,233, an increase of MCh$28,454 or 19.0% as compared to the prior fiscal year. This increase was caused by higher gains from mandatory investments of MCh$17,984, and higher revenues of MCh$10,470. An explanation of variations for each class of revenues from operations for the fiscal year 2012 as compared to the fiscal year 2011 is described below:

In fiscal year 2012, revenues were MCh$163,718, an increase of MCh$10,470 or 6.8% with respect to the fiscal year 2011. This increase is mainly explained by higher fee income of MCh$13,056, as the period recorded increased revenues from mandatory contributions. The above was partially offset by lower other revenues of MCh$2,586, due to lower financial revenues from the life and disability insurance premium, as well as, lower fees received by AFP Genesis in Ecuador.

-
Fee income was MCh$153,415 in fiscal year 2012, an increase of MCh$13,056 (9.3%) as compared to fiscal year 2011. This increase was mainly attributable to higher mandatory contributions as a result of higher participant’s salary base (8.8%), due to the increase in the taxable income of contributors. In addition, the period recorded higher mandatory fee income received from the regularization of residual and unprocessed contributions from previous periods made by the Social Pension Institute.

As a result of the previously mentioned growing trend of its participants’ salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 38% in terms of number of participants, 35% in terms of contributors, 28% in terms of salary base and 29% in terms of total assets under management in the fiscal year 2012. In figures, the average number of contributors was 1,796,516; the monthly average salary base was around MUS$1,659, and the assets under management were MUS$46,133 as of December 31, 2012.

-
Other revenues were MCh$10,303 in fiscal year 2012, decreasing by MCh$2,586 (20.1%), with respect to fiscal year 2011. This decrease was attributable to lower financial revenues of MCh$1,198 (55.7%) stemming from the life and disability insurance. This result was boosted by lower cash flows administered by the Company, given the payment of casualties related to the insurance policy currently in a runoff stage; and lower returns obtained in the period. Likewise, lower other revenues of MCh$1,388 (12.9%) were recorded, basically due to lower revenues from operations attained by the associate Genesis in Ecuador.

In fiscal year 2012, there was a gain from mandatory investments of MCh$14,515, an increase of MCh$17,984 with respect to the losses recorded in fiscal year 2011. The weighted average nominal return of pension funds was +7.27% in fiscal year 2012 as compared to the negative nominal return of -1.44% recorded in fiscal year 2011. The main contributions in the year 2012 were made by Fund Type C (44% of the gains) with a nominal return of +7.18% and Fund Type B (18% of the gains) with a nominal return of +7.54%.

The positive overall return in the year was triggered by the gains recorded in the foreign stock markets (MSCI World +13.6%: Japan +24.4%, USA +13.8%, Europe +8.8%; MSCI Emerging +15.0%: Mexico +17.7%, China +16.0%, Russia +10.9%, Brazil +7.0%), and the local stock market (IPSA +3.0%).

Expenses from operations

In fiscal year 2012, total expenses from operations were MCh$69,364, an increase of MCh$2,213 or 3.3% as compared to the prior fiscal year. This increase was caused by higher personnel expenses of MCh$1,552, superior miscellaneous other operating expenses of MCh$1,269, higher costs incurred in depreciation and amortization of MCh$469 and increased impairment losses of MCh$315. These increases were partially offset by the gain recorded by the premium of the life and disability insurance, with a positive variation of MCh$1,392 An explanation of variations for each class of expenses from operations for fiscal year 2012 as compared to fiscal year 2011 is provided below.

Life and disability insurance premium expense recorded a gain of MCh$3,718 in fiscal year 2012, with a positive variation of MCh$1,392 as compared to the gain recorded in fiscal year 2011.

As of 2012, most existing casualties have been paid, hence there has been a permanent decline in the level of reserves for casualties, mainly due to the settlement of casualties as the contract is in a run-off stage and neither new premiums nor new claims will be covered.

As a result of the monthly analysis regarding the reserve fluctuation, it was concluded that the speed of payment of casualty claims was higher than the one previously estimated, thus the fluctuation of long term discount rates had a lower effect over the value of reserves. Consequently, it was determined that the provision calculated by the model as of December 2011 should be reduced according to the development of the reserve amount. Such adjustment involved a reversal of MCh$4,047 in provisions for casualties, higher by MCh$1,351 as compared to the figure recorded in 2011.

Employee expenses amounted to MCh$32,157 in fiscal year 2012, an increase of MCh$1,552, or 5.1%, as compared to fiscal year 2011. This result was driven by higher wages and salaries of sales and administrative personnel, which was partially offset by lower short term benefits.

-
Total wages and salaries to administrative personnel were to MCh$18,381 in fiscal year 2012, increasing MCh$1,094 or 6.3% as compared to 2011. This result was basically attributable to higher expenses incurred in fixed salaries as the period had a greater staff due the transfer of 92 people from BBVA Servicios Corporativos towards Provida’s permanent personnel in September, 2012. Additionally, the period recorded higher variable-based salaries paid to chiefs and supervisors of sales, mainly related to awards of the commercial plan; a higher provision for accrued vacation for the greater staff, as well as lower use of vacations; plus higher amounts of legal contributions due to the increased salaries paid in the period. The above was partially offset by lower expenses in overtime (a greater control over them), and lower expenses in training specially referred to trips, accommodation and food.

In figures, the average administrative staff amounted to 956 workers in fiscal year 2012, while in fiscal year 2011 it was 909, an increase of 5.1%. By comparing the end of each period, the administrative staff increased by 11.1%, from 921 in December 2011 to 1,023 workers in December 2012.

-
Total wages and salaries to sales personnel amounted to MCh$10,299 in fiscal year 2012, a decrease of MCh$1,092 or 11.8% with respect to fiscal year 2011. This variation was basically caused by higher variable compensation paid, attributable to increased commission, awards and participations paid to sales agents, and higher fixed compensation and increased benefit allowances, as a consequence of a greater staff maintained in the period. In addition, the period recorded a higher provision for accrued vacations as a consequence of lower use of them and also a greater staff.

In figures, the average number of sales employees was 535 workers in fiscal year 2012, an increase of 23.5% with respect to the average number maintained in fiscal year 2011 (433 sales agents). By comparing the end of each period, the sales force increased by 67.1% from 429 salespeople in December 2011 to 717 in December 2012. It is worth noting that the Company has incorporated approximately 250 sales agents since August 2012 in connection with the business plan previously discussed.

-
Short-term benefits to employees were MCh$1,854 in fiscal year 2012, decreasing by MCh$646 or 25.8% as compared to fiscal year 2011 due to lower provisions required for bonuses. These lower provisions were attributable to the fact that the Company has enough stock for the profits attained in the period as surplus from last year after the payments made.

-
Indemnities paid in fiscal year 2012 were MCh$1,623, an increase of MCh$12 or 0.7% compared to fiscal year 2011. This figure was composed of indemnities paid both, to sales personnel (MCh$460) and to administrative personnel (MCh$1,163).

Depreciation and amortization expenses totaled MCh$8,676 in fiscal year 2012, an increase of MCh$470 or 5.7% with respect to fiscal year 2011 mainly due to the following:

-
Depreciation expense was MCh$2,435 in fiscal year 2012, an increase of MCh$82 or 3.5% compared to fiscal year 2011. This increase was mainly caused by higher depreciation of real estate due to the amortization of restructuring works in properties sold to BBVA Chile S.A. The above was partially offset by lower depreciation of computer hardware and building for own use.

-
The amortization expense was MCh$6,241 in fiscal year 2012, an increase of MCh$388 or 6.6% with respect to fiscal year 2011. The variation was attributable to higher amortization costs in intangibles, associated to internal development enhancements made in the Unified Platform.

Impairment losses were MCh$315 in fiscal year 2012, an increase for the same amount, since the fiscal year 2011 did not record any amount for this concept. It should be mentioned that the Company implemented a policy aimed at assessing its principal fixed assets (real estate over MCh$40) every three years or earlier if there is any information of impairment.

Miscellaneous other operating expenses were MCh$31,934 in fiscal year 2012, an increase of MCh$1,269 or 4.1% compared to fiscal year 2011 due to the following:

-
Marketing expenses were MCh$1,884 in fiscal year 2012, an increase of MCh$100, or 5.6%, compared to fiscal year 2011. This increase was caused by higher expenses in marketing recorded by AFP Genesis in Ecuador (MCh$119) administration during the last quarter of 2012, mainly related to advertising in response to a higher level of competiveness exhibited in the Ecuadorian business of fund management.

-
Data processing expenses were MCh$3,902 in fiscal year 2012, an increase of MCh$108 or 2.8% with respect to fiscal year 2011. This result was caused by higher hardware and software maintenance costs with related companies, as the period recorded higher expenses with the Regional Computer Center (CCR) in Mexico due to larger volumes of operations; as well as cost of maintenance of other equipment and installations referred to help desk and commercial support services.The latter was partially offset by lower expenses in liaison services with branch offices, as fees and services provided by Movistar were reviewed, hence reducing the monthly expense applicable to all the year 2012.

-
Administration expenses were MCh$22,935 in fiscal year 2012, an increase of MCh$796 or 3.6% compared to fiscal year 2011. This increase was mainly attributable to a provision (MCh$1,400) made in December 2012 for write-offs, as the Superintendency of Pensions requested to make certain reviews. The latter was partially offset by lower expenses in advisories due to the amendment of the services rendering contract subscribed with BBVA Servicios Corporativos Limitada, starting in September 2012, which reduced the rendered services and, thus, the cost was reduced from UF 241,109, to UF 41,932 (equivalent to MCh$5,439 and MCh$946, respectively). This lower cost was intended to offset the increased expenses in compensation of the administrative staff previously explained.

~~-~~
Other operating expenses are associated with expenses incurred for evaluation and qualification of disability status of participants and compensation of the Board of Directors, which amounted to MCh$3,213 in fiscal year 2012, higher by MCh$266 or 9.0% with respect to the fiscal year 2011. This result was explained by higher expenses in evaluation and qualification of disability, related to medical fees and clinical examinations for those casualties still pending belonging to the disability contract (currently in run-off); as well as claims of participants not covered by the current insurance system whose disability determinations must be financed by the AFPs according the regulation.

Other income (expenses)

Financial income (expenses) was MCh$2,916 in fiscal year 2012, an increase of MCh$1,363 or 87.8% with respect to fiscal year 2011, due to the higher liquidity levels for the Company obtained from such investments, which were invested in deposits with higher interest rates than those in 2011.

In the fiscal year 2011, share of profit (loss) of associates accounted for using equity method was MCh$13,233, an increase of MCh$3,522 or 36.3% with respect to fiscal year 2011. This increase was the outcome of better results generated by all associates, excepting the local associate DCV. Locally, the associates contributed in the aggregate of MCh$1,842, given the higher fees on sales generated by Previred, but mainly higher fee income from AFC. After BBVA Group announced to the market on May 24, 2012 its strategic review of alternatives for its mandatory pension fund administration business in Latin America, Provida Internacional began to consider sales alternatives for its interests in AFORE Bancomer and AFP Horizonte and, therefore, classified these investments as assets held for sale on its balance sheets at the end of November 2012. As a result, our financial statements include profits realized by these assets during the 11-month “held for sale” period, representing an increase compared to year 2011 of MCh$1,220 with respect to AFP Horizonte in Peru and  MCh$460 with respect to AFORE Bancomer in Mexico. In each case these profits were due to higher gains from mandatory investments and increased fee income at these companies.

In the fiscal year 2012 exchange differences recorded losses for MCh$10 as of December 2012, negative by MCh$132 with respect to the gains recorded in 2011. This result was attributable to losses in exchange rate as the Chilean peso appreciated 7.6% against the dollar (v/s the depreciation of 10.9% in 2011) which negatively affected its net position in assets held in dollars. Additionally, the period recorded lower gains in UF fluctuation due to a 2.5% increase in its valuation, which was less than the increase of 3.9% registered in 2011, affecting the net position of assets adjusted by UF.

Other non-operating revenues were MCh$4,901 in fiscal year 2012, an increase of MCh$1,852 or 60.7% as compared to fiscal year 2011. This result was attributable to the profit from the sale of real estate assets not used by the Company. In addition, reimbursements were recorded during the period related to the earthquake that occurred in February 2010. The period also recorded reversal of provision from previous periods, mainly in labor litigation which were finally determined as favorable for the Company. Provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as revenues.

Income tax expense

Income tax expense was MCh$25,506 in fiscal year 2012, higher by MCh$7,794 or 44.0% compared to fiscal year 2011. This result was driven by a higher tax expense caused by higher profits before taxes, and the implementation of the new tax law beginning in September 2012. As a consequence, the taxable profit for the year 2012 and thereafter will be affected by a higher tax rate, increasing from 18.5% to 20.0%. Additionally, the tax rate related to deferred taxes, increased from 17.0% to 20.0% due to the fact that gains from mandatory investments are estimated to be taxable in the long term. The effect of the change in the tax rate was MCh$6,721 for 2012, affecting the current tax by MCh$1,577, as well as the deferred tax by MCh$5,144.

As compensation, the Company acknowledged a deferred tax asset of MCh$1,465 with the applicable credit in the taxes of the period in December 2012. Such amount was generated by the reclassification effect of the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru, as assets available for sale on the balance sheet in November 2012, due to the difference between the taxable and financial values of such investments.

Profit

During fiscal year 2012, the Company recorded a profit of MCh$104,034, an increase of MCh$25,179 or 31.9% compared to the profit recorded in fiscal year 2011. This increase was basically caused by gains from mandatory investments and the results obtained from the Company’s recurring business, defined as revenues minus life and disability insurance premium, personnel expenses and miscellaneous other operating expenses, which increased by 9.6% or MCh$9,040 with respect to the fiscal year 2011.

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

-
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

As a result of the previously mentioned growing trend of its participants’ salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of number of participants, 37% in terms of contributors, 30% in terms of salary base and 29% in terms of total assets under management in the fiscal year 2011. In figures, the average number of contributors was 1,786,857; the monthly average salary base was around MUS$1,450 and the assets under management were MUS$39,253 as of December 31, 2011.

-
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

In fiscal year 2011, there was a loss on mandatory investments of MCh$3,470, a decrease of MCh$25,355 with respect to the gains recorded in fiscal year 2010. The weighted average nominal return of pension funds was -1.44% in fiscal year 2011 as compared to the nominal return of +12.18% recorded in fiscal year 2010. The nominal returns per fund type in 2011 were: Type A -8.13%, Type B -4.41%, Type C -0.41%, Type D +3.93% and Type E +8.26%.

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

Additionally, it is a continuing focus of the Company to perform a detailed review of direct and indirect investments in issuers, both domestic and foreign, to reduce potential credit risks. It should be noted that throughout the year the Company did not hold any exposure to European sovereign debt assets.

Expenses from operations

In fiscal year 2011, total expenses from operations were MCh$67,150, a decrease of MCh$4,746 or 6.6% as compared to the prior fiscal year. This decrease was basically caused by the combined effect of a gain recorded for life and disability insurance premium, with a variation of MCh$4,664; the nil expense in impairment losses in 2011 as compared to the expense of MCh$556 recognized in 2010 and lower employee expenses of MCh$379. These decreases were partially offset by an increase of MCh$657 in miscellaneous other operating expenses and an increase in depreciation and amortization costs of MCh$195. An explanation of variations for each class of expenses from operations for fiscal year 2011 as compared to fiscal year 2010 is provided below.

Life and disability insurance premium expense recorded a gain of MCh$2,326 in fiscal year 2011, with a positive variation of MCh$4,664 as compared to an expense recorded in fiscal year 2010.

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

-
Total wages and salaries to administrative personnel were MCh$17,287 in fiscal year 2011, increasing MCh$1,351 or 8.5% as compared to 2010. This result was driven by higher expenses incurred in fixed salaries that were inflation adjusted; accrued vacations in view of the decreased reversal of provisions due to lower use of vacations and seniority awards due to the higher provision for the new seniority award for 30 years of permanence in the Company. It added to the above, the superior expense in wages and salaries of administrative personnel recorded by the associated entity Genesis in Ecuador.

In figures, the average administrative staff amounted to 909 workers in fiscal year 2011, while in fiscal year 2010 it was 898, an increase of 1.2%. By comparing the end of each period, the administrative staff increased by 3.5%, from 890 in December 2010 to 921 workers in December 2011.

-
Total wages and salaries to sales personnel amounted to MCh$9,208 in fiscal year 2011, a decrease of MCh$1,314 or 12.5% with respect to fiscal year 2010. This positive variation was basically caused by lower variable compensation paid, in turn attributable to lower commission paid to sales agents due to a smaller staff, as well as the lower expense recorded in wages and salaries of sales personnel recorded by the associate Genesis in Ecuador. The latter was partially offset by a higher provision made for the seniority award made to 30-year Company employees and increased fixed salaries in view of inflation adjustments, and increases in gross salaries as established in the collective agreement.

In figures, the average number of sales employees was 433 workers in fiscal year 2011, a decrease of 5.9% with respect to the average number maintained in fiscal year 2010 (460 sales agents). By comparing the end of each period, the sales force decreased by 3.4% from 444 salespeople in December 2010 to 429 in December 2011.

-	Short-term benefits to employees were MCh$2,500 in fiscal year 2011, increasing by MCh$635 or 34.0% as compared to fiscal year 2010 due to higher provisions required for bonuses.

-
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

-
Depreciation expense was MCh$2,353 in fiscal year 2011, an increase of MCh$113 or 5.1% compared to fiscal year 2010. This increase was mainly caused by higher depreciation largely attributable to purchases of computer hardware made in the period.

-
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

-
Marketing expenses were MCh$1,784 in fiscal year 2011, an increase of MCh$243, or 15.8%, compared to fiscal year 2010. This increase was basically caused by higher expenses in administration of publicity due to creative services and events and promotions.

-
Data processing expenses were MCh$3,794 in fiscal year 2011, an increase of MCh$524 or 16.0% with respect to fiscal year 2010. This result was caused by higher hardware and software maintenance and installations expenses related to minor developments required in the period that are not qualified as investments, basically normative requirements and enhancements in systems. Additionally, higher expenses were recorded in host maintenance with related companies in view of small enhancements that did not extend the useful life of the asset.

-
Administration expenses were MCh$22,139 in fiscal year 2011, a decrease of MCh$339 or 1.5% compared to fiscal year 2010. This decrease was mainly attributable to lower advisory expenses, due to a decreased installment payment for outsourcing services paid to BBVA Servicios Corporativos and services related to the collection for unpaid contributions (DNPA in its Spanish acronym). In addition, lower operational write-offs were recorded due to adjustments made in provisions that were not required, since the level of operating errors has decreased.

~~-~~
Other operating expenses are associated with expenses incurred for evaluation and qualification of disability status of participants and remuneration of the Board of Directors, which amounted to MCh$2,947 in fiscal year 2011, higher by MCh$229 or 8.4% with respect to the fiscal year in 2010. This result was explained by higher compensation paid to the Board of Directors, due to per diem paid to Spanish Directors, an expense that was not incurred in 2010.

Other income (expenses)

Financial income (expenses) was MCh$1,553 in fiscal year 2011, an increase of MCh$1,271 or 451.0% with respect to fiscal year 2010, due to the higher liquidity levels for the Company’s investments and better returns obtained from such investments, which consist primarily of time deposits.

In the fiscal year 2011, share of profit (loss) of associates accounted for using equity method was MCh$9,711, an increase of MCh$922 or 10.5% with respect to fiscal year 2010. This increase was the outcome of better results generated by the local associates, which contributed in the aggregate of MCh$800, given the positive development of revenues on sales by Previred and fee income in the case of AFC; as well as the positive contribution of MCh$186 made by AFORE Bancomer in Mexico due to its higher fee income. The above was slightly offset by the lower result recorded by AFP Horizonte in Peru of MCh$64, basically due to lower gains in mandatory investments.

Other non-operating revenues were MCh$3,050 in fiscal year 2011, an increase of MCh$486 or 19.0% as compared to fiscal year 2010. This result was attributable to the profit from the sale of real estate assets not used by the Company and the reversal of provision in labor litigation from previous years, as the final determination was favorable for the Company. Provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as revenues. The latter was partially offset by lower rentals revenues. For more information on litigation provisions, see Notes 23 and 32 to the audited Consolidated Financial Statements.

Income tax expense

Income tax expense was MCh$17,712 in fiscal year 2011, higher by MCh$272 or 1.6% with respect to the fiscal year 2010. This result was driven by a lower tax expense caused by decreased profits before taxes which was partially offset by the effect of increased tax rates from 17% in 2010 to 20% in 2011. The tax rate for companies effective for 2012 was raised to 20% in September 2012 for the year 2012.

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

During 2010, the net variation in cash and cash equivalent was negative by MCh$3,323 (MUS$7) as a result of the negative cash flows stemming from financing activities. In 2011, the net variations in cash and cash equivalent were negative by MCh$1,074 (MUS$2) due to net negative cash flows originated from financing and investment activities, which was partially offset by the positive cash flows originated from operations. In 2012, the net variation in cash and cash equivalents was positive by MCh$5,153 (MUS$11), due to net positive cash flows originated by activities from operations, but it was partially offset by the net negative cash flows originated by financing activities.

In 2013, Provida expects that the major cash outflows may include:

-	Budgeted capital expenditures of MCh$2,800 (MUS$6); and
-	Budgeted dividends of MCh$70,902 (MUS$148).
-
Regarding payments and refinancing of short-term contractual obligations, the Company will generate enough resources to comply with its operating cycle. Therefore, Provida does not expect to require short term financing.

Moreover, capital requirements for 2013 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long-term financing needs. The financing of working capital is expected to be covered by Provida’s own resources, since Provida has generated significant cash flows from its operations and a portion of the related profits has remained in the Company. See “D. Tabular disclosure of contractual obligations.”

Sources and uses of funds

Cash and working capital. The Company has recorded positive working capital of MCh$61,523 (MUS$128), MCh$29,062 (MUS$61) and MCh$23,512 (MUS$49) as of December 31, 2012, 2011 and 2010, respectively. All the above was due to the Company’s higher liquidity levels in the past four years, as the obligation of the life and disability insurance has been gradually extinguished and due to the increased profits generated by the recurring business.

Net cash provided by operating activities. Net cash provided by operating activities was MCh$93,965 in 2012, representing an increase of MCh$8,018 with respect to net cash provided by operating activities in 2011. The increase was explained by the following: (i) higher fee income received of MCh$13,059 with respect to 2011, mainly sustained by the higher client’s salary base in the year, (ii) higher other inflows from operations of MCh$1,027 with respect to 2011; and (iii) higher other proceeds from interests of MCh$1,455, as well as from dividends of MCh$1,239. The above was partially offset by (i) higher other outflows from operations of MCh$4,705 and (ii) higher payments on income tax of MCh$3,875.

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

Net cash provided by investing activities. Net cash provided by investing activities was MCh$2,187 in 2012, increasing by MCh$18,747 as compared to 2011, when MCh$16,560 was used in investing activities. The increase in funds from investing activities in 2012 was mainly related to (i) lower other cash outflows of MCh$13,103 paid in 2012 as compared to 2011, referred to investments in time deposits, (ii) superior other cash inflows of MCh$4,797 and (iii) higher proceeds received from disposal of property, plant and equipment of MCh $2,336 as compared to 2011.

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

Net cash used in financing activities. The Company’s net cash used in financing activities increased by MCh$20,537 in 2012, from MCh$70,461 in 2011 to MCh$90,998 in 2012. The increase in cash used in financing activities is mainly attributable to dividends paid to shareholders of MCh$91,649 in 2012, which were higher by MCh$21,889 with respect to 2011.

Net cash used in financing activities increased by MCh$7,884 in 2011, from MCh$62,577 in 2010 to MCh$70,461 in 2011. The increase in cash used in financing activities is mainly attributable to higher dividends paid to shareholders due to better results achieved by the Company, which were MCh$69,760, higher by MCh$7,825 in 2011 as compared to MCh$61,935 in 2010.

C.	Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.     Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	MCh$	MCh$	MCh$	MCh$	MCh$
Contractual Obligations
Life and disability insurance	1,727	1,727	-	-	-
Outsourcing contracts	4,948	3,991	958	-	-
Total Contractual Obligation	6,675	5,718	958	-	-
Commercial Commitments
Bank lines overdrafts	248	248	-	-	-
Capital lease contracts	363	64	112	107	80
Total Commercial Commitments	611	312	112	107	80

In the last three years, Provida’s most important contractual obligations are those related to the contract for outsourcing services with BBVA Servicios Corporativos. This contract was amended in September 2012 in terms of fees and duration. Although the contract as amended does not have a fixed duration, given the potential sale of AFP Provida to the MetLife Group (see “Item 4. Information on Provida—A. History and development—Recent developments”), it was estimated that this contract will have a duration of approximately one year. The rest of the outsourcing obligations represent payments with a one-month lag. Therefore from year 1 onwards there is no associated obligation. Please see Note 26 to the audited Consolidated Financial Statements.

In previous years, Provida’s most significant contractual obligation related to the life and disability insurance policy entered into with BBVA Seguros de Vida S.A. Beginning in June 2009, as per the modification introduced by the Pension Reform Law in relation to the joint bidding process of the life and disability insurance, the AFPs are no longer responsible for such insurance thus, premiums originally established with the life insurers for granting benefits are not paid by AFPs, but AFPs are responsible for casualties under coverage until June 30, 2009.

The use of the banks’ credit lines overdrafts is Provida’s most material commercial commitment, used to finance business operations. As of December 31, 2012, the unused lines of credit amounted to MCh$62,000. Finally, Provida’s capital leases are basically connected with the financing of property, plant and equipment.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Provida’s Directors as of December 31, 2012 were as follows:

Directors (1) (2)	Position	Current position held since	Expiration of current term
Joaquín Cortez Huerta	Chairman of the Board of Directors	2011	2014
Jesús del Pino Durán	Vice-Chairman	2007	2014
Luis Fernando Ferreres Crespo	Director	2007	2014
Francesc Jorda Carré	Director	2010	2014
José Martos Vallecillos	Director	2011	2014
María Cristina Bitar Maluk	Director	2010	2014
Jorge Marshall Rivera	Director	2010	2014
Osvaldo Puccio Huidobro	Alternate Director	2010	2014

(1)	None of the above mentioned Directors individually owns one percent or more of shares in Provida.
(2)	The Board of Directors was elected during the Ordinary Shareholder’s meeting held on April 27, 2012. In such meeting Mr. Joaquín Cortez Huerta was designated as Chairman of the Board of Directors.

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
María Cristina Bitar Maluk is Director of Provida since 2010. She received her economics degree with a minor in Sociology from Dartmouth College in the United States, a Master of Business Administration from Tulane University, United States, and a Master of Business Administration from the University of Chile.

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

Provida’s senior management as of December 31, 2012 was as follows:

Senior Management (1)	Position	Current position held since	Expiration of current term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Gonzalo Camargo Cárdenas	Chief Investment Officer	2011	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Magaly Pacheco Mena	Chief Operational Officer	2010	N/A
Andrés Veszprémy Schilling(2)	General Counsel	2012	N/A
Pablo Villalobos Astudillo(2)	Audit Manager	2012	N/A
Marco Rivera Araya(2)	Human Resources Manager	2012	N/A
María Paz Yáñez Macías	Planning and Control Division Manager	2002	N/A
Juan Sepúlveda Parra	Pension Accounting Division Manager	2007	N/A
Iván Baeza Galaz	Pension Marketing Division Manager	2007	N/A

N/A: Not applicable

(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in Provida.
(2)
On August 1, 2012, the management was changed as follows: Mr. Andrés Veszprémy Schilling was designated as General Counsel, replacing Mr. Rodrigo Peña Socías; Mr. Pablo Villalobos Astudillo was designated as Controller, replacing Mr. Victor Ogno Canales and Mr. Marco Rivera Araya was designated as Human Resources Manager, replacing Mr. Mauricio Araya Ahumada.

Ricardo Rodríguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina. Previously, he was Commercial Chief Officer in AFJP BBVA Consolidar in Argentina.

Gonzalo Camargo Cárdenas is the Chief Investment Officer since October 19, 2011. He received an economics degree from the Catholic University of Peru, a Master of Science in Finance and Economics from the Centro de Estudios

Monetarios y Financieros (CEMFI), Spain and a Doctorate in Economics from the Catholic University of Peru. Previously, he held the position of Investment Officer in AFP Horizonte Peru and CEO in the Administradora de Fondos Mutuos de BBVA Banco Continental in Peru.

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

Andrés Veszprémy Schilling is the General Counsel since 2012. He received a law degree from the University of Chile and a Master of Laws in International Legal Studies from the American University in the United States of America. From April 2009 and prior to such appointment, he served as Manager of the Legal Corporate Area of BBVA Chile Group, and prior to such designation, he had also served as General Counsel of AFP Provida since 2002 until March 2009.

Pablo Villalobos Astudillo is the Audit Manager since 2012. He received his statistic degree and general accountant degree from the University of Chile. Between 2006 and 2012, he served as Manager in the following areas: Branch Audit Manager, Credit Risk and Special Audits in the BBVA Bank.

Marco Rivera Araya is Human Resources Manager since 2012. He received a commercial engineering from University of Santiago of Chile.

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

The per diem compensation paid by Provida to all Directors during the fiscal year 2012 was an aggregate of MCh$543, a 4.7% decrease year-over-year. The detail of per diem paid in 2012 was as follows:

Directors	Per Diem
(MCh$)
Joaquín Cortez Huerta	68
Jesús del Pino Durán	68
Jorge Marshall Rivera	68
María Cristina Bitar Maluk	69
Luis Ferreres Crespo	69
Francesc Jorda Carré	68
José Martos Vallecillos	69
Osvaldo Puccio Huidobro	48
Jorge Granic Latorre(1)	16
Total	543

(1) Mr. Jorge Granic Latorre received per diem amounts during the year 2012 until cessation of his service as Director on May 14, 2012.

None of the Directors have service contracts with the Company or any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2012, including 23 managers (area and division), 13 deputy managers and 13 department chiefs, was MCh$3,911. Severance payments made during 2012 to all executives who left the Company for different reasons totaled MCh$139.

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

C.     Board practices

Provida is subject to strict norms of corporate governance established by Chilean law, to applicable regulations, and to the policies, rules and conduct code ruling its activity. Provida is administered by a Board of Directors that ordinarily meets once a month. In accordance with the Company’s by-laws, the Board of Directors consists of seven regular members and two alternate members elected for a two-year term in the Ordinary Shareholders’ meeting. Cumulative voting is permitted for the election of Directors. Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, Provida’s Board consists entirely of “non-executive” directors.

The Pension Reform Law incorporates additional limitations over executives that might be designed as directors of AFPs and the requirement that at least two of the Board of the Directors’ members be considered as autonomous. Since October 2008, Directors and/or executives of other AFPs, banks or financial institutions, stock exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies may not be appointed to assume as Directors of an AFP. Either those Directors of other companies, foreign or local, that belong to the business conglomerate, may not be appointed as Director of an AFP. A Director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such companies that might generate a potential conflict of interest or hinder his/her independence from the conglomerate.

As a consequence of modifications introduced by Law Nº20,382 regarding Corporate Governance in the Chilean Corporation Law, Directors of Corporations, such as AFPs, complying with certain requirements must also meet independence criteria instructed by this law, similar to those criteria established in Law Nº 20,255 –Pension Reform Law- in relation to the autonomous nature of a Director. Two of the current Directors of Provida meet the requirements of autonomy and independence as per the applicable Chilean Law.

Directors’ Committee

The concept of a “Directors’ Committee” was introduced by Law N° 19,705 passed on December 2001 (which regulates public share offerings and conflicts of interest) and Circular 1,956 passed in February 2001 by the SVS. At the Board of Directors~~’~~ meeting held on May 29, 2001, Provida elected the members for its first committee, starting meetings on the same date. This committee assumed functions formerly carried out by the Audit Committee.

At the beginning of 2010, the Law Nº20,382 on Corporate Governance become effective, which modified the Chilean Corporation Law by instructing the Corporations satisfying certain requirements appointed in such law, to have a Directors’ Committee composed of three members, with a majority being independent. In this context, during the Ordinary Shareholders’ meeting held on April 29, 2011, Provida elected the new members of the Directors’ Committee; two of them met the requirement of independence as determined by the applicable Chilean laws.

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

The members of the Directors’ Committee are elected by the Board of Directors. For the fiscal year 2012, the Directors’ Committee consisted of Mr. Jesús del Pino Durán, who was also designated as the “financial expert” of the

Directors’ Committee; Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera. This Committee met 15 times in 2012 during which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez; the Responsible Controller, the Committee Secretary, and occasionally, the partners of the external auditing firm, Deloitte and managers of the various AFP Provida Divisions.

During the fiscal year 2012, the Directors’ Committee incurred in expenses amounting to MCh$140 additional to those expenses in relation to the compensation of its members. The total fees paid in 2012 for participation in the Directors’ Committee was as follows:

Fees
Directors	(MCh$)
Jorge Marshall Rivera	28
María Cristina Bitar Maluk	28
Jesús del Pino Durán	25
Total	81

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that is comprised by the directors Mr. Joaquín Cortez Huerta, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera.

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

The policy to deal with conflicts of interest must, in general terms, address the following matters: (i) internal control rules and procedures that ensure an appropriate management and resolution of conflicts of interest that might affect directors, managers, administrators, and principal executives of the administrator; (ii) confidentiality and the handling of confidential information; and (iii) requirements and procedures for the election of candidates for director positions in corporations in which the pension funds invest.

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

Section 303A.05(a) requires listed companies have a compensation committee composed entirely of independent directors. Under Section 303A.05(b), the compensation committee must have a written charter that addresses the committee’s purpose and responsibilities which, at a minimum, are those set out in Section 303A.05(b)(i). In addition, amendments approved by the NYSE in January 2013 require the charter to specify the rights and responsibilities of the compensation committee regarding the authority to retain advisers and to provide funding for such advisers.  Certain specified factors must be considered regarding such advisers’ independence from management.

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

D.     Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operational area as of December 31, 2012:

Total number of employees as of December 31, 2012:1,740 employees

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the Marketing and Sales Area Officer, the Investment Area Officer, the Operational and Systems Area Officer, the Risk Division Manager, the Planning & Control Manager, the Pension Marketing Division Manager, the Pension Account Division Manager and the Human Resources Division Manager. The Audit Manager is under control of the Directors and reports to the Corporate Audit Unit.

As of December 31, 2012, Provida had 1,740 employees, 717 of which were members of the sales force, representing 41% of Provida’s total staff. As of December 31, 2011, Provida had 1,350 employees, 429 of which were members of the sales force, representing 32% of Provida’s total staff. As of December 31, 2010, Provida had 1,334 employees, of which 444 were members of the sales force, representing 33% of its total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. Its membership represented 35.6% of the Company’s total employees as of December 31, 2012, of which 480 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its members are only administrative employees representing 21.7% of the Company’s total employees as of December 31, 2012.

In January, 2013 a new collective bargaining agreement was executed between Provida and Labor Union Nº1, which resulted in a collective agreement that will be in effect until January 31, 2015. The collective bargaining with Labor Union N°2 was executed in 2010 and the agreement is effective until December 31, 2013.

E.     Share ownership

The number of shares owned by Provida’s Directors and Executive Officers as of December 31, 2012 is the following:

Name of shareholder	Position	Number of shares of common stock owned
Carlo Ljubetic Rich	Officer	28,589

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major shareholders

Provida is a publicly traded Chilean corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Since July 1, 1999, Provida has been controlled by its major shareholder Inversiones Previsionales S.A.  (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria S.A.) and its predecessor BBVA Inversiones Chile S.A. (also a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria S.A.), which owns 51.62% of issued shares in the Company but has no special voting rights.

The remaining subscribed and paid shares (other than those held directly by BBVA, S.A. through American Depositary Shares) are distributed between small local and foreign investors, including executives of Provida who each have an individual participation lower than 1% of the issued share capital. No major shareholder has special voting rights.

As of March 31, 2013, share ownership was as follows:
Name of shareholder	Number of shares of common stock owned	Percentage of ownership
Inversiones Previsionales S.A. (1)	171,023,573	51.62%
The Bank of New York (2)	83,610,450	25.24%
Penta Corredores de Bolsa S.A. (3)	8,523,420	2.57%
Larraín Vial Corredora de Bolsa S.A.	7,631,527	2.30%
Banco de Chile	6,171,379	1.86%
BCI Corredores de Bolsa S.A.	5,009,928	1.51%
Directors and executive officers	28,589	0.01%

(1)
Corporation incorporated in Chile and whose major shareholder is Banco Bilbao Vizcaya Argentaria, Spain. For more information, see“Item 4. Information on Provida—A. History and development—Recent developments”.

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

B.     Related party transactions

Article 89 of the Chilean Corporation Law requires that a Chilean company’s transactions with related parties be on a market basis or on similar terms to those usually prevailing in the market. Directors and executive officers who violate Article 89 are liable for losses to the Company resulting from such violation. In addition, Title XVI of the Chilean Corporation Law regulates the approval of transactions with related parties. Violations of such regulations may result in administrative or criminal penalties and personal liability to the Company, shareholders or third parties that may have suffered losses as a result of such violation. All of these transactions have been made in compliance with the requirements of Articles 89 and Title XVI of the Chilean Corporation Law.

In recent years, Provida has entered into transactions with companies under common control belonging to the BBVA Group (the “BBVA Group”) including BBVA Inversiones Chile S.A., BBVA Corredores de Bolsa S.A., BBVA Chile S.A., BBVA Compañía de Seguros de Vida S.A., Servicios de Administración Previsional S.A., Unemployment Funds Administrator of Chile S.A., BBVA Bancomer Servicios S.A, Banco Bilbao Vizcaya Argentaria S.A. (Spain), BBVA Servicios Corporativos Ltda., BBVA Corredora Técnica S.A.and Aplica Soluciones Tecnológicas Chile Ltda.

BBVA Inversiones Chile S.A. The transactions entered into with this entity related to the licensing by BBVA Inversiones Chile S.A. of the software used in most operating and administrative processes (Unified Platform) and maintenance services, both corrective and developing, of the Unified Platform used in the Maintenance Center of BBVA Inversiones Chile S.A. The two parties also entered into a lease agreement of offices and self-service centers.

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

Servicios de Administración Previsional S.A. is a company in which Provida has a 37.9% equity interest. PreviRed.com renders certain services to Provida, where the most important service is the electronic collection. The other services are referred to young workers subsidies, DNPA (declaration of non-payment) services, password administration, data processing and technological services, report SAS 70 and monitoring services.

Sociedad Administradora de Fondos de Cesantía Chile S.A. (“AFC”) This is a subsidiary in which Provida has a 37.8% equity interest and together with the other shareholders of this entity have guaranteed this entity’s debt in the aggregate amount of UF 400,000, of which Provida has guaranteed MCh$3,371 (approximately MUS$7) in proportion to its equity interest in AFC. This guarantee is required under certain of AFC’s credit agreements, specifically those in relation to guaranty bills and promissory notes. On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Company with bank guarantee letters for an amount of UF 160,000 (MCh$3,655). Moreover, the guarantee of UF 240,000 (MCh$5,482) expired on April 25, 2013. However, on March 26, 2013, Sociedad Administradora de Fondos de Cesantía replaced it, establishing a new maturity date on January 31, 2014, and it did not consider shareholders as sureties, warrantors or joint co-signers. In addition, Provida is paid by AFC for rendering technological support and technological advisory services.

The contract subscribed with Sociedad Administradora de Fondos de Cesantía S.A. will end in October 2013, once Sociedad Administradora de Fondos de Cesantía S.A. II begins its operations. AFP Provida will not hold equity interest in such entity.

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

BBVA Servicios Corporativos Ltda. There is a relationship through the major common shareholder of the BBVA Group. On January 1, 2010 a contract was entered into for the externalization of Provida’s services. The contract will have a duration of 10 years, renewable for periods of 10 years. This contract was amended in September 2012 in terms of fees and duration, becoming permanent, but any of the parties could early terminate the contract if the BBVA Group were no longer the controller of AFP Provida. Additionally, the contract is not considered material to Provida.

Aplica Soluciones Tecnológicas Chile Ltda. There is a relationship through the major common shareholder of the BBVA Group. On January 4, 2010 a contract was entered into related to the design and development of software system.

For the fiscal years 2012, 2011 and 2010, details of the related party transactions were disclosed in Note 11 to the audited Consolidated Financial Statements.

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2012	2011	2010	2012	2011	2010
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	2,832	2,832	3,578	(566)	(566)	(610)
	Software Maintenance Service (CMA)	-	-	73	-	-	(73)
	Office Rental	1	1	1	1	1	1
	Self service dispenser lease	107	114	40	(107)	(114)	(40)
BBVA Corredores de Bolsa S.A.	Financial services	62	169	163	(62)	(169)	(163)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	1,211	1,250	1,588	1,211	1,250	1,588
	Rentals (agencies, Huérfanos and Bandera Tower)	520	518	543	(520)	(518)	(543)
	Community fees as lessor	33	167	248	33	167	248
	Community fees as lessee	96	210	76	(96)	(210)	(76)
	Pension payment service	7	26	161	(7)	(26)	(161)
	Collection contract	-	4	3	-	(4)	(3)
	Expense for bank account maintenance	3	1	46	(3)	(1)	(46)
	Savings payment service	11	50	80	(11)	(50)	(80)
	Cash payment service	4	-	-	(4)	-	-
	Purchase of real estate	1,997	-	-	-	-	-
	Sale of real estate	(966)	-	-	1,005	-	-
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	329	370	649	(329)	(370)	(649)
	Casualty rate provision	(4,047)	(3,031)	1,690	4,047	3,031	(1,690)
	Financial revenue provision	953	2,151	7,126	953	2,159	7,126
	Insurance settlement	2,604	990	933	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,620	1,624	1,517	(1,620)	(1,624)	(1,517)
	Young worker subsidy	17	15	11	(17)	(15)	(11)
	DNPA (declaration of non-payment) service	44	94	85	(44)	(94)	(85)
	Password administration	128	166	73	(128)	(166)	(73)
	Data processing	28	147	519	(28)	(147)	(519)
	File transference	9	14	12	(9)	(14)	(12)

		2012	2011	2010	2012	2011	2010
	Technological services	3	5	7	(3)	(5)	(7)
	SAS 70 report	-	(11)	12	-	11	(12)
	MAC Service	-	24	-	-	(24)	-
	Monitoring Service	-	1	-	-	(1)	-
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	269	219	235	269	219	235
	Technological Supportive Services	86	271	455	86	271	455
	Loans in current account	-	-	(84)	-	-	-
Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios S.A.)	Data Processing	1,481	1,428	1,143	(1,481)	(1,428)	(1,143)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	26	57	43	(26)	(57)	(43)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	3,943	5,102	5,524	(3,943)	(5,102)	(5,524)
	Office rentals	503	491	479	503	491	479
	Common Charges as lessee	21	21	35	21	56	35
BBVA Corredora Técnica de Seguros Ltda.	Rental of branch offices	-	-	-	-	-	-

Aplica Soluciones Tecnológicas Chile Ltda.	Software development	655	412	73	(15)	(36)	(73)
	Technological services	51	-	-	(51)	-	-

During the fiscal year 2012, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transactions with related parties. All of these transactions were entered into similar terms and conditions to those prevailing in the market.

-
In the Extraordinary Meeting held on August 31, 2012, the Board of Directors approved the internalization of most of the support services subcontracted to the related party BBVA Servicios Corporativos Limitada on December 31, 2009. The annual cost of services maintained, was reduced from UF 241,109.04 (MCh$5,439) to UF 41,932.01 (MCh$946).

-
In the Ordinary Meeting held on October 24, 2012, the Board of Directors approved the reciprocal purchase and sale with BBVA Chile S.A., of a group of branches used as lessee and that are owned by the other company. In detail, it is a total of 11 branch offices of which six are owned by Provida and occupied by BBVA Chile as lessee, and five are owned by BBVA Chile and occupied by Provida as lessee.

According to the above, the six properties owned by Provida and sold to BBVA Chile are the following:
1.- Branch office located at 402, 21 de Mayo street, Arica city.
2.- Branch office located at 1055, Aldunate street, Coquimbo city.
3.- Branch office located at 1047, Arturo Prat street, San Felipe city.
4.- Branch office located at 2711, Irrarázaval Avenue, Ñuñoa, Santiago city.
5.- Branch office located at 220, San Antonio street, Santiago city.
6.- Branch office located at 1121, Uno Poniente street, Talca city.

Likewise, the five properties owned by BBVA Chile and acquired by Provida are as follows:
1.- Branch office located at 366, Colón street, Arica city.
2 - Branch office located at 570, Colipí street, Copiapó city.
3.- Branch office located at 43, José Pedro Alessandri street, Ñuñoa, Santiago city.
4.- Branch office located at 492, Colón street, Los Ángeles city.
5.- Branch office located at 521/533, Independencia street, Valdivia city.

According to the assessment made by the consulting company CBRE for each property, the market value of the six branches owned by Provida is equivalent to UF 134,420 (MCh$3,070). Likewise, the market value of the five branches owned by BBVA Chile is equivalent to UF 87,840 (MCh$2,006).

-
In the Ordinary Meeting held on November 21, 2012, the Board of Directors approved the new fee for the Data Processing Contract with Aplica Tecnología Avanzada S.A. de C.V. (ATA) for 2013. The price of the services for the year 2013 will be ThUS$3,170 plus taxes, similar to the fee of 2012 that was ThUS$3,098.

Additionally, the Board of Directors was informed that certain obstacles to the sale of the properties located in the cities of Arica and San Felipe were encountered. Therefore, in both cases promise of sale agreements were signed until such obstacles are solved. The market price of the four properties actually sold by Provida is equal to UF 86,669 (MCh$ 1,980).

-
In the Extraordinary Meeting held on November 27, 2012, the Board of Directors, as well as the Extraordinary Shareholders’ meeting of Provida Internacional held on the same date, approved the sale of 100% shares representative of the share capital of the Mexican society Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (AFORE Bancomer), to Afore XXI Banorte, SA de CV, a Mexican Retirement Funds Administrator. The total price would be MUS$1,600 plus an adjustment for an estimated excess cash flow of MUS$125.

C.     Interests of experts and counsel

None.

Item 8.    FINANCIAL INFORMATION

A.     Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 30, 2010, the Board of Directors announced its intention to pay a dividend for the fiscal year 2010 for an amount equivalent to 75% of Provida’s net profit, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 29, 2011. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2011 for an amount equivalent to 75% of Provida’s profit. In the Shareholders’ meeting held on April 27, 2012, it was agreed to pay a dividend for the fiscal year 2011 for an amount equivalent to 100% of Provida’s net profit. Finally, at the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2012 for an amount equivalent to 100% of Provida’s profit, which will be submitted for vote in the Shareholders’ meeting to be held on April 30, 2013.

Dividends per share for each period
	2012(2)	2011(3)	2010
Total dividend (Ch$)	314.00	238.00	207.40
Dividend ratio (1)	100%	100%	75%

(1)	Annual dividends for the corresponding annual net profit.
(2)	Dividend to be ratified and approved at the Ordinary Shareholders meeting scheduled for April 30, 2013.
(3)	In the Extraordinary Shareholders’ meeting held on 27 April 2012, the distribution of 100% of profits for the year 2011 was approved.

B.     Significant changes

See “Item 4. Information on Provida—A. History and development—Recent developments” for information on recent and pending transactions affecting Provida.

Item 9.    THE OFFER AND LISTING

A.     Offer and listing details

Provida estimates that during 2012, shares of its common stock were traded on nearly all trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share(1))		(US$ per ADS(2))
Period	High	Low	High	Low
1st Quarter 2008	1,260.00	1,065.00	37.23	35.15
2nd Quarter 2008	1,280.00	890.00	42.44	25.53
3rd Quarter 2008	1,035.00	849.68	33.10	23.67
4th Quarter 2008	904.00	560.00	24.19	12.10
1st Quarter 2009	710.00	660.00	18.50	13.52
2nd Quarter 2009	967.71	700.00	25.88	18.14
3rd Quarter 2009	1,289.40	910.00	35.75	24.06
4th Quarter 2009	1,528.00	1,270.00	45.65	34.40

1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
2nd Quarter 2010	1,733.00	1,515.10	48.29	41.80
3rd Quarter 2010	2,037.00	1,539.90	62.91	42.26
4th Quarter 2010	2,700.00	2,015.00	86.91	62.91

1st Quarter 2011	2,616.50	2,204.70	80.70	67.48
2nd Quarter 2011	2,620.00	2,199.70	82.78	69.13
3rd Quarter 2011	2,360.50	1,800.20	76.79	56.42
4th Quarter 2011	2,331.00	1,920.00	67.01	55.00

1st Quarter 2012	2,560.00	2,200.00	79.00	65.99
2nd Quarter 2012	2,900.00	2,445.00	83.78	71.51
3rd Quarter 2012	3,038.90	2,768.00	96.47	84.24
4th Quarter 2012	3,500.00	2,935.00	111.48	92.52

November 2012	3,450.00	3,290.00	108.00	102.14
December 2012	3,285.00	3,160.00	104.00	98.60
January 2013	3,500.00	3,273.70	111.72	104.30
February 2013	3,293.80	3,190.40	104.48	101.07
March 2013	3,299.60	3,261.30	106.50	102.76
April 15, 2013	3,300.00	3,235.00	104.47	103.32

Source: Santiago Stock Exchange – Official Quotations Bulletin.

(1)	Pesos per share of common stock reflect the nominal closing price on the trade date.
(2)	Each ADS represents 15 shares of common stock.

As of April 15, 2013, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$3,270.00 per share or US$103.90 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$472.10 = US$1.00 in the same date.

As of April 15, 2013, the closing trading price per ADS traded on the New York Stock Exchange was US$103.23 per ADS.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2012, 225 companies had shares listed on the Santiago Stock Exchange, which is the most important exchange in Chile, accounting for 88.50% of all equity traded in Chile. Approximately 10.98% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.52% of equity is traded on the Valparaíso Stock Exchange.

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

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the Selective Share Price Index (“IPSA”). The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 69.9% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are not included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2008	134.10	31,789.74	230.96	263.65
December 31, 2009	230.40	41,493.53	339.19	397.35
December 31, 2010	340.50	45,988.00	468.71	547.15
December 31, 2011	269.25	57,332.00	410.60	463.87
December 31, 2012	313.46	46,577.00	429.78	477.62

Source: The Santiago Stock Exchange.

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 7.50% (with a standard deviation of 26.42%) for the period between December 31, 2007 and December 31, 2012. During 2012, the IPSA increased by 2.97% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2008	(19.55)	(22.13)
2009	46.86	50.70
2010	38.17	37.60
2011	(12.39)	(15.22)
2012	4.67	2.97

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2012, 2011 and 2010, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$313.46 billion, US$269.25 billion and US$340.56 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented 59.9% in 2012, 65.1% in 2011 and 64.3% in 2010 of the IPSA index. The average monthly trading volumes for the years ended December 31, 2012, 2011 and 2010, were MUS$3,881, MUS$4,777 and MUS$5,002 respectively.

Foreign ownership

Foreign investment in Chile is governed by Decree Law N° 600 and by the Central Bank Act. Capital and earnings can be remitted through the formal exchange market. Ownership of Chilean shares by foreign investors through an ADS program is regulated by the Central Bank Act and by Chapter XXVI of the Central Bank Act, which does not require a withholding period before remitting capital or earnings abroad. Even though Chapter XXVI was repealed in April 2001, it is still applicable to foreign investment contracts executed before that date (See “Item 10. Additional Information— D. Exchange controls”).

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

During the fiscal year 2012, a total of 99,413,921 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 30.0% of the Company’s shares of common stock.

In 2012, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$172,546 (approximately MUS$361), higher by 43.7% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$237, lower by 19.9% with respect to the figure for 2011. In total, trades had a value of MCh$285,781 (MUS$597), equivalent to 273.4% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2012 is as follows:

-	A total of 48,166,405 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$141,455. The average price reached was Ch$2,937 per share.

-	A total of 11,133,615 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$30,834.

-	A total of 94,096 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$257.

-	A total of 2,667,987 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$237.

D.     Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

Item 10.    ADDITIONAL INFORMATION

A.     Share capital

Not applicable.

B.     Memorandum and articles of association

Organization and register

Provida is a corporation organized under the Chilean Corporation Law and under the Decree Law 3,500. Shareholder rights in Chilean corporations are governed by the applicable provisions of the Chilean Corporations Act (“Ley de Sociedades Anónimas 18,046”) such provisions are consistent with or do not conflict with those established in the Decree Law 3,500 and the company’s by-laws, which effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, number 3,268. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2009, in which they agreed to modify the composition of the Board of Directors in order to establish that the Company will be administer by a Board of Directors composed of 7 Directors and 2 Alternate Directors. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2012.

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

Board of Directors

Provida is administered by a Board of Directors composed of 7 Directors and 2 Alternate Directors. One Alternate Director position is currently vacant. Out of the 7 Directors, two of them shall be considered as autonomous in accordance with Decree Law 3,500. These two Directors considered as autonomous, must have an Alternate Director, being able to replace the respective Director considered as Autonomous and complying with the same requirements Directors hold their position for a term of two years, after which time elections are held, where the members can be reelected. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings requires the presence of a majority of its members, and all resolutions require majority approval of those present and voting. In addition:

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

C.     Material contracts

During 2012 and 2011, Provida did not enter into any material contracts, other than in the ordinary course of business. During 2010, Provida entered into an agreement with BBVA Servicios Corporativos Ltda. (“BBVA Servicios”) related to outsourcing services, described below. Additionally, two contracts entered into in 2004 and 2005, which are currently in force between the parties are also described:

-
On December 31, 2009 with effect and enforcement beginning on January 1, 2010, Provida entered into a contract regarding the outsourcing of services with BBVA Servicios. This contract includes the transfer of Provida's workers who currently render such services; the sale of the necessary tangible assets associated to tasks rendered by such workers necessary to carry out these services; the cessation of contracts with providers, the cessation of certain rental agreements; the real estate and room rentals necessary to its functioning and the subscription of outsourcing service contracts. The contract has a duration of 10 years renewable for periods of 10 years. The annual price was UF 260,530 (MCh$5,951) for the year 2010, which increased in accordance with volume annually at a rate of 3.38%. In the Ordinary Meeting held on February 23, 2011, the Board of Directors approved a reduction of UF 36,110 per year in the service fee paid to BBVA Servicios for the year 2011, with an annual price of UF 233,225.91 (MCh$5,327).

In the Extraordinary meeting held on August 31, 2012, Provida’s Board of Directors approved an amendment by which BBVA Servicios - Continuadora reduced the services rendered by BBVA Servicios to Provida. As a result, the annual cost of services decreased to UF41,932,01 (MCh$958) and the contract is no longer considered material to Provida. In order to obtain further information on this contract, please see “Item 19. Exhibits — 4.3 Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda. and — 4.3.1 Amendment dated March 30, 2011”.

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

-
On December 1, 2005, with an amendment in January 2009, Provida entered into a non-exclusive worldwide software licensing contract with BBVA Inversiones Chile S.A. (formerly known as BBVA Pensiones Chile S.A.) pursuant to which Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform). During 2012, 2011 and 2010, enhancements for new projects were incorporated amounting to MCh$0, MCh$0, and MCh$746 respectively. Provida paid BBVA Inversiones Chile S.A. amounts for MCh$2,832 in 2012, MCh$2,832 in 2011 and MCh$3,578 in 2010 in connection with the software license. The license contract has an unlimited term and may be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

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

E.     Taxation

Chilean tax considerations

Taxation of dividends. In accordance with Decree Law 824 of 1974 on tax income, as amended, foreign investors domiciled and tax resident abroad are subject to a tax on the gross amount of dividends paid to them, which is generally imposed at a rate of 35% and withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). Because this tax is a withholding tax, it is not necessary for a foreign investor to submit an income tax statement. Certain taxes paid by the Company (the “First Category Taxes”) with respect to the profits from which the dividends are paid are credited against Withholding Taxes at the time of the withholding. The First Category Tax credit, if available, does not reduce the Withholding Tax on a one for one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The amount of the credit will depend on the tax rates imposed on such profits. The rate of the First Category Tax is 20% in conformity with the Law N°20,630 (1) of September 2012 which fixed the tax rate affecting companies domiciled in Chile.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 20.0%, and a distribution of 100% of the Company’s net profit that is distributable after payment of the First Category Tax.

(1)
The Law 20,630 published in the Official Gazette on September 27, 2012, introduces a number of modifications to the Decree Law 824 of 1974, “Income Tax Law”, Decree Law 825 of 1974, “Value Added Tax”, and Decree Law 3,475, “Stamp and Seal Tax”, among others.

Example: Considering the distribution of profits with a tax of 20% in Ch$
Company taxable profit	100
First Category Tax (20% of Ch$100)	(20)
Net distributable profit	80
Dividend distributed by the Company	80
Increase in Credit for First Category Tax	20
Withholding Tax (35% of the Company’s taxable profit plus increase in credit for first category tax)	(35)
Credit for First Category Tax	20
Net Withholding Tax	(15)
Net dividend received	65	(80 - 15)
Effective dividend Withholding Tax rate	18.75	% (15/80)

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

Capital gains. Gains from the sale or exchange of ADS (or ADRs evidencing ADS) outside of Chile are not subject to Chilean taxation; however, Law 20,630 of September 2012 introduced amendments to Article 10 of the Income Tax Law regarding the territorial tax regulation that change the rules regarding qualification of income as stemming from a Chilean source. An ADR holder should consider whether this legal amendment affects it.

For companies, gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to a capital gains tax (at a rate of 20.0% for 2011, 2012 and 2013), and an additional tax (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transferred shares of common stock to a related person, as defined in the Chilean tax law. For individuals, gains on the disposition of shares will be subject only to the capital gains tax.

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

Moreover, the sale of such shares for a value greater than their Stock Exchange Price, in accordance with amendments incorporated by the Law 20,448(2) of the year 2010, would be subject to tax in Chile, unless the seller complies with certain requirements of Chilean law regarding the Article 107 exemption in conformity with the Chilean income tax law, and the shares have been acquired in a Chilean Stock Exchange expressly authorized by the Securities and Insurance Superintendency. If the seller does not comply with such requirements, the excess of the sale proceeds over the shares’ Stock Exchange Price would be subject to additional taxes at a rate of 35%.

(2)   The law 20,448 of 2010 derogated from the article 18ter and incorporated the current article 107 of the income tax law; however, the new text of the article 107 of the income tax law states that, in order to exempt from taxes the greater value from a sale of shares or capital gains, shares should be acquired in a stock exchange in a country authorized by the Superintendency of Securities and Insurance. In other words, in order to use the exemption, ADRs are required to be acquired in a stock exchange authorized by the Superintendency of Securities and Insurance, unless the Internal Revenue Service of Chile applies a different interpretation in the future.

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
-
Persons holding shares or ADS as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction , or persons entering into a constructive sale with respect to the ADS or shares

-	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar
-	Entities classified as partnerships for U.S. federal income tax purposes
-	Persons liable for the alternative minimum tax
-	Persons liable for tax under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax
-	Tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”
-	Persons that own or are deemed to own ten percent or more of our voting stock
-	Persons who acquired our ADS or shares pursuant to the exercise of any employee stock option or otherwise as compensation
-	Persons holding shares or ADS in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations of the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of shares or ADS and is:
-	a citizen or individual or resident of the United States;
-	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or
-	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADS will be treated as the owner of the underlying shares represented by those ADS for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADS for the underlying shares represented by those ADS.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released or intermediaries in the chain of ownership between United States holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, applicable to dividends received by certain non-corporate holders.

Accordingly, the analysis of the creditability of Chilean taxes and the availability of the preferential rates of tax applicable to dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADS in their particular circumstances.

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders may be taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded. U.S. Holders should consult their tax advisers regarding the availability of these preferential tax rates on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes (taking into account the credit for First Category Taxes, as described in “—Chilean Tax Considerations—Taxation of dividends”). The amount of the dividend will be generally treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADS, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes withheld from dividends on shares (after reduction for the credit for First Category Tax) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or other disposition of shares or ADS

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares or ADS will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADS for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the shares or ADS disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Because such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes, the creditability of any Chilean taxes imposed on gain from shares or ADS may be significantly limited. See “—Chilean tax considerations—Capital gains.” U.S. Holders should consult their tax advisors regarding the creditability of such Chilean taxes.

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

The Company does not believe that it should be treated as a “PFIC” for U.S. federal income tax purposes for its 2012 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of a company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of the Company’s assets as passive or active, in particular uncertainty as to the characterization of certain reserves denominated as mandatory investments, there can be no assurance that the Company will not be considered a PFIC for any taxable year. U.S. Holders should consult their own tax advisers to determine whether the Company was a PFIC for its 2012 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to them.

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

If the mark-to-market election is available and a U.S. Holder makes a mark-to-market election, such holder generally will recognize as ordinary income the excess, if any, of the fair market value of the shares or ADS at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the shares or ADS over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s basis in the shares or ADS will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of such shares or ADS in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

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

If the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporation U.S. Holders would not apply.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADS). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of shares or ADS.

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

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in associated foreign companies, for an estimated value of MUS$72, contributing MCh$9,963 to Provida’s revenues as of December 31, 2012.

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

Additionally, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at market interest rate rather than  historical rates (defined as the minimum interest rate of the previous semester), giving insurers the alternative of applying such methodology to existing contracts. AFP Provida requested that BBVA Seguros de Vida, adopt such regulation so that Provida’s liabilities would more accurately reflect the amount that will effectively be paid (i.e. fair value). Likewise, by mutual consent of the parties, (previous compensation to the insurer for change in conditions), the financial performance of cash flow surplus was modified with a benchmark determined by assets of similar duration than the insurer’s liability.

In view of changes made in the management of assets and liabilities associated with the life and disability insurance, AFP Provida has mitigated the risk associated with interest rate fluctuation.

Operational risk

With respect to operational risk, understood as the risk of errors in the execution of the Company’s processes, AFP Provida has control structures designed both to avoid the occurrence of such errors and to mitigate their impact. For this, the Company combines a preventive view and a reactive view of risk management.

Provida’s internal controls (preventive control) seek to identify the weaknesses and risks of processes before they occur by establishing controls to prevent the occurrence of errors or mitigate their impact. Provida’s operational risk control (reactive control) seeks, once a mistake has been made and it has materialized into an operational impact, to establish controls to prevent its recurrence or mitigate its impact.

From this perspective, the major operational risk events of the Company involve "financial compensation" to participants and delays in crediting contributions in participants’ individual accounts. To this end, during the last year, the Company continued to develop mitigation processes for these events by adapting operational processes, redefining processes and systems, increasing bandwidth and data processing.

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

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2012, the Depositary reimbursed US$46,874.99 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2012:

Amount Reimbursed in the Year Ended
Category of Expenses	December 31, 2012
(In US$)
NYSE and miscellaneous expenses	46,874.99

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been cured within 30 days.

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.   CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision of and with the participation of its management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, performed an evaluation of the effectiveness as of December 31, 2012 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(f) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2012 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so to allow decisions regarding required disclosures.

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

Under the supervision of and with the participation of Provida’s management, including the Chief Executive Officer, the Pension Accounting Division Manager and the Planning & Control Division Manager, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2012, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 17, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
Santiago, Chile
April 17, 2013

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

For the fiscal year 2012, Provida’s Board of Directors determined that Mr. Jesús del Pino Durán, a member of the Directors’ Committee, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on Mr. del Pino’s understanding of International Financial Reporting Standards (IFRS); his ability to assess the general application IFRS in connection with the accounting for estimates, provisions and reserves, his experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the audited Consolidated Financial Statements, his understanding of internal controls over financial reporting and his understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s audited Consolidated Financial Statements. The audit committee’s financial expert, here Mr. del Pino, currently satisfies the “independence” standard established in Rule 10A-3 of the Exchange Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Amounts paid to the auditors for statutory audit and other services were provided as follows:

	As of December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Audit Fees(1)	259.5	252.8	268.0
Audit Related Fees(2)	12.6	-	-
Tax Fees(3)	4.5	-	-
All Other Fees(4)	4.0	-	-
Total	280.6	252.8	268.0

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2012, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Since the date of the Ordinary Shareholders’ meeting held on April 29, 2012, where it was agreed that Provida would continue to retain the services of the external auditing firm, whose reports appear in this Form 20-F, there have been no changes in this area for the fiscal year 2012.

Item 16G. CORPORATE GOVERNANCE

To review the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board practices”.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.  FINANCIAL STATEMENTS

Provida has responded to Item 18 in lieu of Item 17.

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of Provida’s audited Consolidated Financial Statements filed as part of this annual report.

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

4.3.1
English translation of the Amendment dated March 30, 2011 to the Outsourcing Contract between AFP Provida and BBVA Servicios Corporativos Ltda. (incorporated by reference to Provida’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012).

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

Dated: April 30, 2013

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.:

We have audited the accompanying consolidated statements of financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, all expressed in millions of Chilean pesos.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘‘IASB’’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte
Santiago, Chile
April 17, 2013

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2011

		12.31.2012	12.31.2011
	Note	MCh$	MCh$
Assets
Current Assets
Cash and cash equivalents	5	41,245	36,091
Financial assets at fair value through profit and loss	15	20,305	20,020
Trade and other receivables	8	8,466	7,039
Accounts receivable from related parties	11	3,411	6,208
Inventories	9	263	395
Prepayments	10	293	469
Current tax assets	12	18,850	15,925
Other current assets	20	32	31
Non-current assets held for sale	19	26,431	-
Total Current Assets		119,296	86,178
Non-Current Assets
Mandatory investment	6	217,072	201,418
Trade and other receivables, net	8	519	329
Accounts receivable from related parties	11	-	-
Investments accounted for using equity method	14	6,056	24,691
Intangible assets other than goodwill	17	34,949	39,838
Goodwill	18	273	8,930
Property, plant and equipment, net	16	26,383	27,787
Deferred tax assets	12	2,361	885
Prepayments	10	-	216
Other non-current assets	20	66	76
Total Non-Current Assets		287,679	304,170

Total Assets		406,975	390,348

The accompanying notes are an integral part of these consolidated financial statements

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2011

		12.31.2012	12.31.2011
	Note	MCh$	MCh$
Liabilities and Equity
Current Liabilities
Interest-bearing borrowings	21	67	63
Trade and other payables	22	23,650	20,457
Accounts payable to related parties	11	775	1,822
Provisions	23	10,414	14,154
Current tax liabilities	12	21,928	19,792
Other current liabilities	24	52	281
Accrued liabilities		888	548
Total Current Liabilities		57,774	57,117
Non-Current Liabilities
Interest-bearing borrowings	21	299	354
Deferred tax liabilities	12	33,416	27,270
Other non-current liabilities	24	813	827
Total Non-Current Liabilities		34,528	28,451
Equity
Issued capital	25	104,764	104,764
Other reserves	25	(543)	51
Retained earnings	25	210,453	199,965
Equity attributable to owners of parent		314,674	304,780
Non-controlling interest		-	-
Total Equity		314,674	304,780
Total Liabilities and Equity		406,975	390,348

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		For the years ended December 31,
		2012	2011	2010
	Note	MCh$	MCh$	MCh$
Revenues from Operations
Revenue	7	163,718	153,248	147,456
Mandatory investments	6	14,515	(3,469)	21,886
Total Revenues from Operations		178,233	149,779	169,342
Expenses from Operations
Life and disability insurance premium expense	13	3,718	2,326	(2,338)
Employee expenses		(32,157)	(30,605)	(30,984)
Depreciation and amortization	16-17	(8,676)	(8,207)	(8,011)
Impairment losses	16	(315)	-	(556)
Miscellaneous other operating expenses	28	(31,934)	(30,665)	(30,008)
Total Expenses from Operations		(69,364)	(67,151)	(71,897)
Net Operating Income		108,869	82,628	97,445
Other Income (Expenses):
Finance costs	29	(30)	(121)	(103)
Financial income (expenses)		2,916	1,553	282
Share of profit (loss) of associates accounted for using equity method	14	13,233	9,711	8,789
Exchange differences		(10)	122	283
Other non-operating income	31	4,901	3,050	2,564
Other non-operating expenses	30	(339)	(376)	(196)
Total Other Income (Expenses)		20,671	13,939	11,619
Profit (Loss) before Income Tax		129,540	96,567	109,064
Income tax expense	12	(25,506)	(17,712)	(17,440)
Profit (loss) after tax from continuing operations		104,034	78,855	91,624
Profit (loss) after tax from discontinuing operations		-	-	-
Profit (Loss)		104,034	78,855	91,624

Profit (Loss) attributable to owners of parent and non-controlling interests
Profit (loss) attributable to owners of parent		104,034	78,855	91,624
Profit (loss) attributable to non-controlling interests		-	-	-
Profit (Loss)		104,034	78,855	91,624
Earnings (Loss) per Share (in Ch$) Basic and Diluted Earnings Shares:
Basic earnings (loss) per share from continuing operations		314.00	238.00	276.54

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Profit (loss)	104,034	78,855	91,624
Other Comprehensive Income
Components of other comprehensive income, before tax:
Exchange differences on translation:
Gains (losses) on exchange differences on translation, before tax	(529)	1,373	(1,635)
Reclassification adjustments on exchange differences on translation, before tax	-	-	-
Other comprehensive income, before tax, exchange differences on translation	(529)	1,373	(1,635)
Other comprehensive income, before tax	(529)	1,373	(1,635)
Aggregated income tax relating to components of other comprehensive income	-	-	-
Other Comprehensive Income	(529)	1,373	(1,635)
Total Comprehensive Income	103,505	80,228	89,989

Comprehensive attributable to
Comprehensive income, attributable to owners of parent	103,505	80,228	89,989
Comprehensive income, attributable to non-controlling interests	-	-	-
Total Comprehensive Income	103,505	80,228	89,989

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

			Changes in accumulated other comprehensive income
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2012	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	104,034	104,034	-	104,034
Other comprehensive income	-	-	(529)	-	(529)		(529)	-	(529)
Comprehensive income	-	-	(529)	-	(529)	104,034	103,505	-	103,505
Dividends	-	-	-	-	-	(93,675)	(93,675)	-	(93,675)
Increase (decrease) through transfers and other changes	-	-	-	(65)	(65)	129	64	-	64
Total changes in equity	-	-	-	(65)	(65)	(93,546)	(93,611)	-	(93,611)
Equity at end of period 31/12/2012	104,610	154	(3,168)	2,625	543	210,453	314,674	-	314,674

			Changes in accumulated other comprehensive income
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2011	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	78,855	78,855	-	78,855
Other comprehensive income	-	-	1,373	-	1,373	-	1,373	-	1,373
Comprehensive income	-	-	1,373	-	1,373	78,855	80,228	-	80,228
Dividends	-	-	-	-	-	(69,526)	(69,526)	-	(69,526)
Increase (decrease) through transfers and other changes	-	-	-	84	84	-	84	-	84
Total changes in equity	-	-	-	84	84	(69,526)	(69,442)	-	(69,442)
Equity at end of period 31/12/2011	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

			Changes in accumulated other comprehensive income
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2010	104,610	154	(2,377)	2,463	86	164,529	269,379	-	269,379
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	91,624	91,624	-	91,624
Other comprehensive income	-	-	(1,635)	-	(1,635)	-	(1,635)	-	(1,635)
Comprehensive income	-	-	(1,635)	-	(1,635)	91,624	89,989	-	89,989
Dividends	-	-	-	-	-	(66,236)	(66,236)	-	(66,236)
Increase (decrease) through transfers and other changes	-	-	-	143	143	720	863	-	863
Total changes in equity	-	-	-	143	143	65,516	65,373	-	65,373
Equity at end of period 31/12/2010	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Cash Flows from Operating Activities
Fee income	153,602	140,543	130,788
Payment to suppliers	(31,605)	(32,689)	(28,933)
Premium paid	(310)	(898)	(701)
Remunerations paid	(32,352)	(30,499)	(28,043)
Dividends received	8,594	7,355	4,092
Interest received	2,905	1,450	282
Income taxes paid	(18,153)	(14,278)	(8,793)
Other inflows from operations	21,939	20,912	13,386
Other outflows from operations	(10,655)	(5,950)	(14,352)
Net cash flows from (used in) operating activities	93,965	85,947	67,726

Cash flows from (used in) investing activities
Proceeds from sales of property, plant and equipment	3,247	911	53
Proceeds from sales of shares from mandatory investments	7,410	8,809	2,264
Payments for acquiring shares of mandatory investments	(8,549)	(9,170)	(5,775)
Purchase of property, plant and equipment	(4,381)	(3,670)	(3,290)
Loans to related companies	-	-	-
Other cash outflows from investing activities	(1,472)	(14,575)	(2,563)
Other cash inflows from investing activities	5,932	1,135	838
Net cash flows from (used in) investing activities	2,187	(16,560)	(8,473)

Cash flows from (used in) financing activities:
Proceeds from borrowings	5,058	3,145	18,143
Proceed from borrowings from related companies	9,551	7,400	12,473
Repayments of borrowings	(4,519)	(2,816)	(18,133)
Repayments of borrowing from related companies	(9,439)	(8,430)	(13,125)
Dividend paid	(91,649)	(69,760)	(61,935)
Net cash flows from (used in) financing activities	(90,998)	(70,461)	(62,577)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	5,154	(1,074)	(3,324)
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase (decrease) in cash and cash equivalents	5,154	(1,074)	(3,324)
Cash and cash equivalents at beginning of period	36,091	37,165	40,489
Cash and cash equivalents at end of period	41,245	36,091	37,165

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  CORPORATE INFORMATION

AFP Provida S.A. is a public corporation and legally domiciled at 100 Pedro de Valdivia Avenue, 16th floor, commune of Providencia in Santiago de Chile. The terms “AFP Provida”, “Provida” and “Company”, refer to the Pension Funds Administrator AFP Provida S.A., unless otherwise stated. References to “AFP” or “AFPs” refer to private pension funds administrators in general.

AFP Provida was constituted by public deed granted by Mr. Patricio Zaldivar Mackenna, Notary of Santiago, on March 3, 1981, and authorized to initiate activities by the Superintendency of Pensions, through Resolution
No. E-006/81 of April 1, 1981.

The sole objective of the Company is to administer Provida’s Pension Funds Types A, B, C, D and E, under the terms established in Decree Law 3.500 of 1980 and its amendments, and to provide the services as established therein. From 1994 onward, through Law 19.301, the business of the AFPs was expanded by allowing them to constitute affiliate corporations. Likewise, they were allowed to invest in Corporations constituted as central securities depositories referred to in Law No. 18,876.

On June 13, 1983, AFP Provida was registered in the Securities Registry of the Superintendency of Securities and Insurance (SVS) under number 0211, initiating affiliation activities into the system on May 2, 1981, and collecting contributions from June 1 of the same year.

AFP Provida is a subsidiary of BBVA Inversiones Chile S.A, a Chilean entity controlled by Banco Bilbao Vizcaya Argentaria S.A. (Spanish Entity).

Business activities of AFP Provida are regulated by the Superintendency of Pensions.

NOTE 2.  GENERAL INFORMATION

a)	Regulation of the Pension System

Pension Funds Administrators are corporations whose sole and exclusive objective is to administer Pension Funds and grant and administrate their benefits and services as required by law. They are subject to the rules and regulations of Decree Law 3,500 of 1980 and, in supplementary form, the provisions of Law No. 18,046 of 1981, its amendments and regulations.

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

To strengthen its competitive position, Provida, like other large AFPs, merged with smaller AFPs in order to increase its market share and reach economies of scale.

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

These mergers were successful because Provida could sustain the increase in its market share achieved through these acquisitions. In figures, this is reflected by the growth of its market share in terms of participants from 29% before the mergers up to 37% and from 20% up to 28% in terms of funds under management in 2012. AFP Provida continues leading the pension funds industry with funds under management of MUS$46,133 and a portfolio of 3.42 million participants, equivalent to a 28.5% and 36.9% of the market shares, respectively to December 31, 2012.

In addition, starting in 1993, Provida began to participate in private pension funds systems in other Latin American countries. As of December 31, 2012, the Company held ownership interests in AFP Horizonte (Peru), AFP Génesis (Ecuador) and Afore Bancomer (Mexico) through its wholly-owned subsidiary Provida Internacional.

On November 2, 2012, Banco Bilbao Vizcaya Argentaria S.A. (“BBVA Spain”), the ultimate controlling party of Provida, sent a letter to Provida Internacional, in which a request was made to evaluate the potential sale of its equity method investments held in AFP Horizonte in Peru and AFORE Bancomer in Mexico, a situation that was analyzed in the Extraordinary Board of Directors’ meeting of Provida Internacional held on November 6, 2012.

In the Extraordinary  Board of Directors’ (“Board”) meeting of Provida held on November 27, 2012, and with the objective in mind of analyzing the proposal made by BBVA Spain, the Board of Directors concluded that AFP Horizonte in Peru and Afore Bancomer in Mexico should be put up for sale. Additionally, such sale transaction should be made under market conditions reasonable for Provida Internacional. In the same meeting, BBVA Spain informed the Board that an agreement had been reached to sell BBVA’s stake in Afore Bancomer to Afore XXI Banorte, S.A. de C.V., and invited Provida Internacional to evaluate the sale of its stake, as well which evaluation and ratification was then made, also on November 27, 2012.

On November 27, 2012, the Extraordinary Shareholder’s meeting of Provida Internacional SA, a direct subsidiary of AFP Provida approved the sale of its shares in the associate, Administradora de Fondos para el Retiro Bancomer S.A. de C.V. (México) and put for sale the shares held in AFP Horizonte (Peru), therefore they were classified as held for sale. Subsequently, on January 23, 2013, the Shareholder’s meeting of Provida Internacional approved the sale of the shares held in AFP Horizonte (Peru).
Locally, AFP Provida is an important shareholder of the Centralized Securities Depository (“DCV”) and of PreviRed.com, an entity that offers online services for collection of pension fund contributions. Furthermore, in January 2002, after being granted the administration of the Unemployment Insurance on behalf of a consortium comprised of all AFPs, a new company known as the Administradora de Fondos de Cesantia de Chile S.A. (“AFC”) was created that started operations on October 1, 2002, and in which AFP Provida holds a 37.8% ownership interest.

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

In May 2009, the first bidding process for life and disability insurance was carried out, for a 12-month coverage period beginning on July 1, 2009. The cost of the insurance under this new format was a 1.87% of the contributable salaries of participants in the AFPs. Therefore, since Provida no longer provided coverage of this insurance, the Company reduced the fees charged to its participants from 2.64% to 1.54% over contributable salaries beginning July 2009.

In May 2010, the second bidding process for life and disability insurance was held by the AFPs for the period July 2010-June 2012. The rate was reduced to 1.49% of the contributable salaries.

In May 2012, the third bidding process for life and disability insurance was held, effective on July 1, 2012 also for a 24-month coverage period (July 2012-June 2014). The new premium is 1.26% of the contributable salaries.

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

This bid is awarded to the AFP offering the lowest fee commission rate (lower than to those prevailing at the time of the bid) for a 24-month period, over which such AFP may not modify its commissions and apply them to its current portfolio.

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

In January 2012 the second bidding process was carried out for the administration of pension accounts of new participants for the next 24 months. This time, the administrators competing in such process were: AFP Regional S.A. (legally incorporated, but it has not started operations yet), AFP Planvital S.A. and AFP Modelo. On January 30, 2012 it was informed that AFP Modelo had presented the lowest fee commission of 0,77%, thus it had again been awarded the administration of pension accounts. As such, starting August 1, 2012, new participants are affiliated to AFP Modelo over the next 24-months.

Provida believes it has the competitive advantages to successfully face the new conditions of the industry. In addition, Provida has implemented all of the processes and developments conducive to fully comply with the amendments of the Pension Reform Law and is continuously training its employees in order to provide the best service to its customers.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

a)	New and revised IFRS effective in the current year

Amendments to Standards	Effective date
IAS 12, Income Taxes– Deferred tax: Recovery of underlying assets	Annual periods beginning on or after January 1, 2012.
IFRS 1 (Revised), First Time Adoption of IFRS – (i)Replacement of ‘fixed dates’ for first-time adopters – (ii) Severe Hyperinflation	Annual periods beginning on or after July 1, 2011.
IFRS 7, Financial Instruments: Disclosures –Disclosures - Transfers of financial assets	Annual periods beginning on or after July 1, 2011.

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

Specifically, the amendments provide an exception to the principle when deferred tax assets or deferred tax liabilities arise from investment property measured using the fair value model in IAS 40 Investment Property (IAS 40) and for investment property acquired in a business combination if it is subsequently measured using the fair value model in IAS 40.  For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale.  The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The amendments to IAS 12 should be applied retrospectively requiring a retrospective restatement of all deferred tax assets or deferred tax liabilities within the scope of the amendment, including those that were initially recognized in a business combination. The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

Management estimates that these amendments have not had any impact in the accounting policies during the period.

Amendments to IFRS 1, First Time Adoption of IFRS

On December 20, 2010, the IASB published certain amendments IFRS 1 First Time Adoption of IFRS, specifically:

•
Removal of Fixed Dates for First-Time Adopters – These amendments provide relief to first-time adopters of IFRSs by replacing the date of prospective application of the derecognition of financial assets and liabilities of ‘January 1, 2004’ with ‘the date of transition to IFRSs’ so that first-time adopters of IFRS do not have to apply the derecognition requirements in IAS 39 retrospectively from an earlier date; and  relieves first-time adopters from recalculating ‘day 1’ gains and losses on transactions occurring before the date of transition to IFRS.

•
Severe Hyperinflation – These amendments provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.  In accordance with the amendment, when an entity’s date of transition to IFRS is on or after the functional currency normalization date, the entity may elect to measure all assets and liabilities held before the functional currency normalization date at fair value on the date of transition to IFRS and use that fair value as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position.  Entities making use of this exemption should describe the circumstances of how, and why, their functional currency became subject to severe hyperinflation and the circumstances that led to those conditions ceasing.

These amendments require mandatory application for annual periods starting on or after July 1, 2011, with early adoption permitted.

Management believes that these amendments do not have any impact on its financial statements as the Company prepares in financial statements under IFRS.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued Disclosures – Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosure) that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments.

Management believes that the application of these amendments has not had any material impact on the accounting policies for the period.

b)	New and revised IFRS in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Involvement in Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities	Annual periods beginning on or after January 1, 2014
IFRS 7, Financial Instruments: Offsetting financial assets and financial liabilities.	Annual periods beginning on or after January 1, 2013.
IFRS 10, Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities – Transition Guidance	Annual periods beginning on or after January 1, 2013
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	Annual periods beginning on or after January 1, 2014

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9).  This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted.  IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value.  Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.  The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of  Phase 1 of the Board's project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

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

However, there are two differences compared to IAS 39:

-	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
-	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

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

The amendments are effective for annual periods beginning on or after January 1, 2015, with early adoption permitted Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2015. Further, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstance.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

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

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

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

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

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

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013 and 2014, respectively. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

Amendment to IFRS 7, Financial Instruments: Disclosures

IFRS 7 Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity's recognized financial assets and recognized financial liabilities, on the entity's financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

Amendments to IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Involvement in Other Entities – Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11, and IFRS 12). The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12  by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods. The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosures of Involvement in Other Entities and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 'Consolidated Financial Statements' for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 'Financial Instruments' or IAS 39 'Financial Instruments: Recognition and Measurement'.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated).The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2014. Further, Management believes that the adoption of these changes could have an impact on the consolidated financial statements of AFP Provida S.A., in the period of initial application, thus, it is under review.

NOTE 4.  ACCOUNTING POLICIES

a.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements as of December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

The consolidated financial statements of AFP Provida S.A for fiscal year 2012 were approved by the Board of Directors at meeting held on February 27, 2013, subsequently the consolidated financial statements will be submitted to a General Shareholders’ meeting that will take place on April 30, 2013, to be approved.

Figures in the financial statements are expressed in millions of Chilean pesos (MCh$) rounded up. In case of negative figures, they are reported with the minus sign (-).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Basis of consolidation

The consolidated financial statements include the financial statements of Provida and its subsidiaries. The subsidiaries’ financial statements have been prepared as of the same date as those of Provida, and using uniform accounting policies. When necessary, adjustments are made to eliminate any difference between accounting policies that may exist.

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

b.2. Subsidiaries

"Subsidiaries" are companies over which Provida has the ability to exercise control. This capacity is generally, but not only, expressed by the direct or indirect ownership of at least 50% of the voting power of these entities, or even if this ownership percentage is lower or null where the control is provided to Provida by an agreement with shareholders of those entities. Control is achieved where Provida has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Non-controlling interests in the equity and comprehensive income of subsidiaries are identified separately from the Provida’s equity and are presented in the line item “equity attributable to non-controlling interests” within the statement of financial position and in the line item “gain (loss) attributable to non-controlling interests within the consolidated statements of comprehensive income, respectively.

The following table sets forth the subsidiaries incorporated in the consolidated financial statements of Provida as of December 31, 2012, 2011 and 2010:

		Ownership interest %
Subsidiary	Country	12.31.2012	12.31.2011	12.31.2010
Provida Internacional S.A.	Chile	99.99%	99.99%	99.99%
AFP Génesis Ecuador	Ecuador	99.99%	99.99%	99.99%

b.3. Associates

An associate is an entity over which Provida has, directly or indirectly, significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. As a general rule, it is presumed that significant influence is exercised in entities, in which Provida holds either directly or indirectly, 20% to 50% of the ownership interest.Under the equity method, and investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Provida share of the profit or loss and other comprehensive income of the associate.

The following table sets for the associates incorporated in the consolidated financial statements of Provida as of December 31, 2012, 2011 and 2010:

		Ownership interest %
Subsidiary	Country	12.31.2012	12.31.2011	12.31.2010
Soc.Adm. de Fondos de Cesantia de Chile S.A.	Chile	37.80%	37.80%	37.80%
Inversiones DCV S.A.	Chile	23.14%	23.14%	23.14%
Servicio de Adm- Previsional S.A.	Chile	37.87%	37.87%	37.87%
AFORE Bancomer (*)	Mexico	7.50%	7.50%	7.50%
AFP Horizonte (*)	Peru	15.87%	15.87%	15.87%
(*) Significant influence is exercised indirectly through entities of the BBVA Group. See more information in Note 14.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.4. Translation of financial statements of foreign operations

Translation of financial statements of subsidiaries with functional currencies other than the Chilean peso has been made as follows:

-	Assets and liabilities are translated at closing exchange rate between the local currency and the Chilean peso.
-	Income and expense items of the foreign operations are translated at the average exchange rate between the corresponding local currency of each foreign operation and the Chilean peso.
-	Equity accounts, except for net income for the year, must be translated at the historical exchange rates between the corresponding local currency of each foreign operation and the Chilean peso.

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

These estimates basically refer to:

-	Measurement of tangible and intangible assets, including Goodwill, to determine any losses resulting from their impairment.
-	Useful lives of properties, plants and equipment and intangibles.
-	Information available to determine the fair value of financial instruments.
-	Probability of occurrence and estimate of uncertain amount of liabilities or contingent liabilities.
-
Taxable income of the companies included in the consolidated financial statement, to be declared before the respective tax authorities in the future, that have served as a base to record different balances related to income tax in these consolidated financial statements.

Although these estimates were made according to the best information available at the time of these consolidated financial statements on the facts analyzed, it is possible that events which may occur in the future may obligate the Company to modify them (increase or decrease) in future periods. This would be made prospectively, recognizing the effects of the change in estimates in the corresponding subsequent consolidated financial statements.

d.	Functional currency and presentation currency

Items included in the financial statement of each of Provida´s entities are measured using the currency of the primary of the economic environment in which the entity operates (“the functional currency”). The Company has defined that its functional currency is the Chilean peso. In order to determine the functional currency, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, were applied and where both primary factors (revenues and expenses) and secondary factors (financing and currency of collection from operational activities). The presentation currency of the consolidated financial statements is the Chilean peso.

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

The direct method was used to prepare the consolidated cash flow statement.

The following expressions are used in the consolidated cash flow statements:

-	Cash flows are inflows or outflows of cash and cash equivalents.

-	Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

-	Operating activities are the principal revenue-producing activities of Pension Funds Administrators and other activities that are not investing or financing activities.

-	Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

-	Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

g.	Financial Assets

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

g.1. Effective interest method for those financial assets subsequently measured at amortized cost

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

g.2. Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term. A financial asset other than those held for trading are designated as at FVTPL upon initial recognition if the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with Provida’s documented risk management policies or investment strategy, information the mandatory investments is provided internally on that basis.

Financial assets at FVTPL are stated at fair value, with any gains and losses arising on remeasurement recognized in profit or loss.

g.3. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivable are measured at amortized cost using the effective interest rate method, less

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

g.4. Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that Provida has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method less any impairment.

g.5. Available-for-sale financial assets (‘AFS’)

AFS financial assets are non-derivative financial assets that are either specifically designated as available-for-sale or are not classified as loans and accounts receivable, held-to-maturity, investments or financial assets at fair value through profit and loss.

AFS financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets are added to the fair value on initial recognition.

Provida does not have any held-to-maturity investments or financial assets available-for-sale as of December 31, 2012, 2011 and 2010.

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

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received is recognized in profit or loss.

g.7. Mandatory investments

The principal financial investment of Provida are mandatory investments which aims to guarantee the minimum return required by law equal to 1% of investment in shares of each pension funds under administration. The mandatory investment requirement is calculated in accordance with instructions issued by the Superintendency of Pensions. Mandatory investments represent approximately 50% of total consolidated assets as of December 31, 2012, 2011 and 2010, respectively.

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

Provida’s management has designated mandatory investments as financial assets at fair value through profit and loss as those financial assets are managed and performance is evaluated on a fair value basis, in accordance with the Company’s documented investment management policy, and information about the mandatory investments is provided internally on that basis.

h.	Inventories

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

i.	Intangible Assets

i.1. Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair value of the identifiable assets acquired and the liabilities assumed at fair value. Goodwill arising on acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

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

i.2. Software licenses

Software licenses acquired are carried at costs (including expenditures incurred to acquire and prepare them for their specific use) less accumulated depreciation and accumulated impairment losses. Amortization is recognized on a

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

straight-line basis over their estimated useful lives. The estimated useful life of IT applications is five years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

i.3. Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less cumulated amortization and accumulated impairment loss.

The estimated useful life of the intangible asset related to customer list is twenty years and is amortized on a straight-line basis.

j.	Property, plant and equipment

Items of property, plant and equipment are stated measured at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is recognized so as to write off the cost less their residual values, using the straight-line basis. Land is not depreciated. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

The useful life of each class of property, plant and equipment, is as follows:

Classes of Property, Plant and Equipment	Years of Useful Life
Buildings:
Tower on Pedro de Valdivia N°100	100
Agustinas N°1490	60
Agencies	40 - 60
Plant and equipment	10 - 5
IT Equipment	5
Fixed installations and accessories	10
Other property, plant and equipment	5

k.	Impairment of Tangible and Intangible Assets other than Goodwill

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

l.	Financial Liabilities

Financial liabilities are initially recorded at fair value, net transaction costs. Subsequent to initial recognition, the financial liabilities are recognized at their amortized cost, using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Provida derecognizes financial liabilities when, and only when, its obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

m.	Provisions

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

m.1. Provisions for unfavorable casualty rate:

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

Regulations of the Superintendency of Pensions do not require AFPs to make additional provisions over those amounts reported by the insurance company unless the AFPs have evidence indicating a higher provision. Provida has developed a casualty rate model to more accurately accrue the amounts that will be required to be paid to disabled participants once the final determination is made. The basic assumption of the casualty model is to attempt to use its best estimate at the time of the initial disability determination, using the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period, and interest rate prevailing at the moment of payment (expected rate). This estimate differ from that used by insurance companies which only use information relating to the disabled status of persons at the time of the initial determination, that is, three years before payments.

Therefore, over the term of an insurance contract, the Company measures and accrues the expected cost to the insurer. In fact, through the application of the casualty rate model, the provisions made by Provida with respect to future premium payments to be made to the insurer reflects more accurately the effective payments that it will have to make, so there is a higher correlation between its revenues and expenses for a specific period. The information for the casualty rate model is reviewed monthly, making any modification considered appropriate at that moment.

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

In view of the lower rates used in the casualty rate model to discount disability payments with regard to the prevailing rates used by the insurance company, the casualty rate calculated by the model is higher than the casualty rate recorded by the insurance company. Therefore, as of December 31, 2012, 2011 and 2010, Provida has recorded a higher expense than the one determined by the insurance company because it believes the amount calculated by the model is the best estimate of the fair value of the obligation.

m.2. Provisions for Employee Benefits

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

Provida has not granted any post-employment benefits to its employees.

n.	Current taxes and deferred taxes

n.1. Income Tax

In accordance with current tax legislation, the Administrator constitutes provisions for income taxes based on taxable profit for the year, at a tax rate of 20% in December 2011 and 17% in December 2010, as instructed by Chilean Internal Revenue Services, and as required by Decree Law 824 of the Income Tax Law.

On July 31, 2010, Law Nº 20.455 was enacted, in order to finance the reconstruction of the country after the earthquake which occurred on February 27, 2010. This law, incorporated temporarily increases in tax rates for commercial years 2011 and 2012 (20% and 18.5%, respectively), and returns to an original 17% in 2013. On September 27, 2012, the Law N° 20,630 regarding the tax reform law was published in the Official Gazette that increases the first category tax rate at 20% for the commercial year 2012.

Current tax for current and prior periods, to the extent unpaid, is recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.

The benefit relating to a tax loss that can be carried back to recover current tax of a previous period shall be recognized as an asset.

n.2. Deferred taxes

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

Deferred tax assets and liabilities are offset when Provida has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation and intends to settle current tax liabilities and assets on a net basis.

o.	Minimum dividend

The policy on dividends includes the constitution of an obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy agreed on during the General Shareholders’ meeting. The shortfall will be accrued as a dividend payable.

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ meeting to be held in the following year, for a total amount equal to 100% of the profits for the year, which amounts will be dependent on the fulfillment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

p.	Earnings per share

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

q.	Revenue recognition

Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Funds have been completed. Fee income is not recognized for the Pension Funds’ individual account administration until the contributions have been credited.

r.	Information on Capital

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

Since its constitution, Provida has not had any problems complying with the foregoing requirement and, as of December 31, 2012, its Equity under IFRS amounts to U.F. 11,805,767.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

s.	Risk Management Policy

AFP Provida’s future financial position and results of operations are exposed to foreign currency, interest rates, mandatory investments and life and disability insurance risks. During the normal course of business, Provida manages the risk exposure of its operating and investing activities as described below:

s.1. Foreign currency exchange risk

Provida is exposed to foreign currency exchange rate risks through the foreign operations carried out through its wholly owned subsidiary Provida Internacional. As of December 31, 2012, Provida has invested MUS$71 in foreign operations which, at the same date, have generated MCh$9,963 in profits for Provida.

The devaluation of affiliate companies’ local currencies with respect to the US dollar and the appreciation of the latter with respect to the Chilean peso could adversely affect the share of income recognized by Provida, and hence, its respective profit.

s.2. Interest rate risk

Due to requirements for working capital, the Company may be exposed to minor interest rate risks resulting from financing through credit lines. Current leasing obligations are not subject to interest rate risk since the rates are predefined (fixed) in the respective contracts.

s.3. Mandatory investments

Provida’s principal financial investment is the mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares of each one of the administrated funds. Mandatory investments of the pension funds represented a 53.2% and 51.6% of total assets under management of Provida as of December 31, 2012 and December 31, 2011 respectively and, in view of the volatility seen in local and foreign markets where pension funds are invested, the future gains or loss on mandatory investments has posed certain risks to the stability of the Company’s income.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is non-compliance with the minimum rate of return requirement.

In addition to the aforementioned items, it is worthwhile mentioning that mandatory investments are constituted with the purpose of compensating participants in case the Company cannot meet the legal requirement of minimum returns, hence, entailing an equity loss for the AFP if this occurred, since it must additionally replace the 1% reserve with its own resources. Minimum return is calculated in terms of the average returns of the pension fund industry for rolling periods of 36 months.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Absolute and Relative VaR by type of fund as of December 31, 2012 was as follows:

Type of Fund	Relative VaR	Absolute VaR	Absolute VaR in MCh$
A	0.294%	3.186%	99,445.05
B	0.287%	2.305%	84,508.22
C	0.253%	1.611%	153,588.34
D	0.178%	0.917%	34,815.45
E	0.213%	0.511%	8,190.33

Additionally the Company makes monthly measurements of minimum returns that are presented to the Board of Directors Meeting. The calculation presented at the end of 2012 was the following:

	Fund Type A	Fund Type B	Fund Type C	Fund Type D	Fund Type E
Average Returns	1.86%	2.75%	3.41%	3.79%	4.87%
Method -4% (-2%) (1)	-2.14%	-1.25%	1.41%	1.79%	2.87%
Method 50% (2)	0.93%	1.37%	1.70%	1.89%	2.43%
Minimum Return	-2.14%	-1.25%	1.41%	1.79%	2.43%
Provida’s Return	1.63%	2.53%	3.08%	3.61%	4.51%
Provida’s excess over minimum return	3.77%	3.78%	1.67%	1.82%	2.08%
Ranking minimum return	4	4	5	4	4
Initial date measurement	Dec-09	Dec-09	Dec-09	Dec-09	Dec-09
Final date measurement	Dec-12	Dec-12	Dec-12	Dec-12	Dec-12
Number of months	36	36	36	36	36

(1)	The annualized real average return for the last 36 months of all fund of the same type, as corresponds, minus 4%.
(2)	The annualized real average return for the last 36 months of all fund of the same type, as corresponds, minus the absolute value of 50% of such return.

VaR methodology

The Risk Division performs daily monitoring of the risks associated with investments in the various Funds. The approach is carried out by using the Parametric VaR methodology and assuming a normal distribution of asset returns.

The VaR model to the market risk measurement provides a maximum loss with a probability level that may occur in the market positions during a certain period of time.

Two risk measurements are carried out: Absolute VaR and Relative VaR. The Absolute VaR measures the market risk of the Funds that directly impacts the value of the Fund's shares. Moreover, the Relative VaR measures the market risk of a particular Fund over the same Fund of the Benchmark comprised of a weighted average from the rest of AFPs belonging to the Chilean Pension System.

Given the assumption of normality, the approach of covariance matrix VaR is used, through which the future performance of the market variables is expressed through a group of volatilities (reflecting the amount of relative changes in the market variables) and correlations (indicating the degree of compensation of these variations among them), which were obtained from an analysis of the historical performance of such variables.

Particularly, the model is implemented daily by using the exponential smoothing methodology with a parameter of 0.925 in the construction of the covariance matrix. The latest 100 results of returns are used for the calculation. Finally, a 99% confidence level and a monthly loss horizon is established.

Additionally, we performed a sensitivity analysis of the potential impacts that may result from movements in the positions, given the latest information of the market variables, that is, underlying variances and correlations. In this way, positions providing a great risk in the managed portfolios can be closed.

Limitations of the sensitivity analysis

The model has two potential limitations. The first limitation comes from the assumption that the asset returns follow a normal distribution, which is not always the case. The second limitation relates to the measurement of the relative risk

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

due to the Benchmark’s inference, since the information of the positions held by the AFPs is only known once a month and with an average of 11 days of delay, and in order to estimate the relative risk during each day, assumptions about the positions of the Benchmark must be made.

s.4. Life and disability benefits

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

One of the changes introduced by the Pension Reform was the elimination of the individual responsibility of the AFPs regarding L&D insurance benefits. Hence, starting July 1, 2009, a number of insurance companies were awarded the management of L&D insurance for a 12 month period. Subsequently in July 2010, the second bidding process was carried out for the next 24 months.Finally, in July 2012 a third bidding process was carried out for the next 24 months. Provida now basically keeps, for the concept of L&D insurance, the obligation of claims pending payment for the period of temporary disability, with the contract currently at the run-off stage.

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

t.	Classification of non-current assets held for sale

Non-current assets are classified as held for sale if their carrying value will be recovered mainly through a sale transaction rather than through continuing use. As evidenced by it is being available for sale in its present condition and the sale is highly probable. This condition is considered as met provided that the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. The administration should undertake to sale, which should be recognized as a concluded sale within the period of one year from the date of classification.

Non-current assets classified as held for sale are measured at their lower carrying value and their fair value less costs associated with the sale.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2012 and December 31, 2011 was MCh$41,245 and MCh$36,091, respectively and is detailed as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Time Deposits	35,533	28,942
Cash in banks	5,698	7,136
Cash on hand	14	13
Total cash and cash equivalents	41,245	36,091

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

As of December 31, 2012 and December 31, 2011, the Administrator held Mandatory Investments for MCh$217,072 and MCh$201,418 in the Pension Funds it administers, in accordance with the following detail:

	As of December 31,
	2012		2011
	MCh$	Shares	MCh$	Shares
Pension Funds - Type A	31,324	1,151	32,178	1,285
Pension Funds - Type B	36,773	1,531	35,629	1,595
Pension Funds - Type C	95,326	3,841	89,593	3,869
Pension Funds - Type D	37,772	1,761	33,762	1,676
Pension Funds - Type E	15,877	602	10,256	411
Total Mandatory Investment	217,072		201,418

Gains and losses on mandatory investments as of December 31, 2012, 2011 and 2010 were MCh$14,515, (MCh$3,469) and MCh$21,886, respectively and is detailed as follows:

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Gain (loss) on mandatory investment held in pension fund Type A	2,588	(3,106)	4,956
Gain (loss) on mandatory investment held in pension fund Type B	2,617	(1,700)	4,878
Gain (loss) on mandatory investment held in pension fund Type C	6,405	(378)	9,314
Gain (loss) on mandatory investment held in pension fund Type D	2,231	1,187	2,309
Gain (loss) on mandatory investment held in pension fund Type E	674	528	429
Gain (loss) on mandatory investments	14,515	(3,469)	21,886

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  REVENUE

Revenue for the years ended December 31, 2012, 2011 and 2010 is as follows:

	For the years December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Fee income (a)	153,415	140,359	130,273
Other revenue (c)	10,303	12,889	17,183
Total	163,718	153,248	147,456

a.	Fee income

Total fee income charged by the Administrator to the Pension Funds it administers as of December 31, 2012, 2011 and 2010, were MCh$153,415, MCh$140,359 and MCh$130,273 respectively.

Fee income corresponds to the following concepts:

	For the years December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Fees for depositing Mandatory Contributions and APV (Variable fee)	150,643	137,664	128,001
Fees for programmed withdrawals and temporary income (Variable fee)	2,772	2,695	2,272
Total	153,415	140,359	130,273

b.	Fees receivable

As of December 31, 2012 and December 31, 2011, Fees Receivable presented within the line item Trade and Other Receivables (see Note 8) corresponded to the following concepts:

	As of December 31,
	2012	2011
Fees Receivable:	MCh$	MCh$
Fund Type A	22	(1)
Fund Type B	38	25
Fund Type C	63	184
Fund Type D	23	(15)
Fund Type E	1	1
Total	147	194

c.	Other revenues

Other revenues as of December 31, 2012, 2011 and 2010 of the Administrator were as follows:

	For the years December 31,
	2012	2011	2010
Other Revenues	MCh$	MCh$	MCh$
Other revenues - AFP Génesis Ecuador (1)	7,784	9,274	8,488
Insurance contracts settlements (2)	953	2,151	7,126
Services rendered by AFC (Unemployment Fund) (4)	355	491	690
Surcharges and collection costs (3)	685	596	618
Revenue for additional contributions (3)	397	372	261
Other revenues	129	5	-
Total	10,303	12,889	17,183

(1) Revenues from fees charged by Ecuadorian subsidiary AFP Genesis for rendering services to administer the Unemployment Fund.
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  TRADE AND OTHER RECEIVABLES

As of December 31, 2012 and December 31, 2011, the current and non-current balances of this item are as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Accounts receivable from insurance companies (1)	3,311	-	3,687	-
Fees receivable (2)	147	-	194	-
Accounts receivable from Pension Funds	397	-	415	-
Accounts receivable from the State (3)	1,811	-	192	-
Other accounts receivable	2,800	519	2,551	329
Total Trade and Other Receivables	8,466	519	7,039	329

(1) Includes items to be recovered from insurance companies (See note 13 f.1)
(2) Includes fees receivable from pension funds (See note 7 b.)
(3) Includes items to be recovered from the State (See note 13 f.2)

a.	Accounts receivable from Pensions Funds

The detail of this item is as follows:

	As of December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions (*)	-	-	222	-	-	222
Banking charges	-	-	2	-	-	2
Indemnization accounts	1	-	-	-	-	1
Programmed withdrawals	5	10	21	105	20	161
Voluntary pensions savings	-	-	11	-	-	11
Total	6	10	256	105	20	397
(*) It includes MCh$103 corresponding to regularization contributions made by the Company in Pension Funds in order to regularize mistakes in the individual accounts of participants.

	As of December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions	-	-	194	-	-	194
Banking charges	-	-	2	-	-	2
Indemnization accounts	3	3	5	1	1	13
Programmed withdrawals	2	4	19	78	12	115
Voluntary pensions savings	-	-	91	-	-	91
Total	5	7	311	79	13	415

b.    Other accounts receivable

The details of this item are as follows:

	Years ended as of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Medical leave absences	69	23	89	-
Advances to suppliers	39	-	16	-
Other - AFP Genesis	1,106	-	1,239	-
Other receivables (*)	1,586	496	1,207	329
Total Other Accounts Receivables	2,800	519	2,551	329
(*) Includes MCh$369 corresponding to tax credit receivable from the General Treasury and MCh$311 corresponding to discounted amount receivable from retired participants.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  INVENTORIES

The detail of inventories as of December 31, 2012 and 2011 is as follows.

	As of December 31,
	2012	2011
	MCh$	MCh$
Forms for public use	98	148
Internal manual forms	27	53
Maintenance supplies	1	34
Computer material	41	68
Office supplies	52	50
Data processing forms	7	20
Communications with participants and publicity material	28	11
Cafeteria supplies and products	9	11
Total inventories	263	395

NOTE 10.  PREPAYMENTS

The detail of current and non-current prepayments as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Insurance	33	-	29	-
Advertising	-	-	-	-
Advisory services	16	-	35	-
Prepaid expenses	13	-	14	-
Other	231	-	391	216
Total prepayments	293	-	469	216

NOTE 11.  BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

All transactions with related parties are approved by the Board of Directors, and have been performed on market conditions or on similar terms to those usually prevailing in the market.

a.    Accounts receivable from related entities

As of December 31, 2012 and 2011 the Administrator presented a balance for Accounts Receivable from Related Entities as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	2,720	-	5,577	-
BBVA Chile S.A.	103	-	173	-
Soc. Adm. de Fondos de Cesantía Chile S.A.	-	-	21	-
BBVA Comercializadora Ltda.	-	-	-	-
Servicios de Administración Previsional S.A.	588	-	436	-
BBVA Servicios Corporativos Ltda.	-	-	1	-
Total	3,411	-	6,208	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For all periods presented, no guarantees has been given or received nor has any allowance for doubtful accounts been recorded in respect of accounts receivables from related parties.

b.  Accounts payable to related entities

As of December 31, 2012 and 2011, the Administrator presented a balance for Accounts Payable to Related Entities as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	36	-	17	-
Servicios de Administracion Previsional S.A. (collection contract and others)	673	-	1,061	-
BBVA Chile S.A. (collection contract, pension payments and savings)	32	-	133	-
BBVA España	2	-	38	-
BBVA Inversiones Chile S.A. (CMA)	20	-	-	-
Aplica Soluciones Tecnológicas Ltda.	-	-	-	-
Aplica Tecnología Avanzada (former CCR Bancomer)	-	-	117	-
BBVA Servicios Corporativos Ltda.	12	-	456	-
Total	775	-	1,822	-

c.  Detail of transactions with related parties

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2012	2011	2010	2012	2011	2010
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	2,832	2,832	3,578	(566)	(566)	(610)
	Software Maintenance Service (CMA)	-	-	73	-	-	(73)
	Office Rental	1	1	1	1	1	1
	Self service dispenser lease	107	114	40	(107)	(114)	(40)
BBVA Corredores de Bolsa S.A.	Financial services	62	169	163	(62)	(169)	(163)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	1,211	1,250	1,588	1,211	1,250	1,588
	Rentals (agencies, Huérfanos and Bandera Tower)	520	518	543	(520)	(518)	(543)
	Community fees as lessor	33	167	248	33	167	248
	Community fees as lessee	96	210	76	(96)	(210)	(76)
	Pension payment service	7	26	161	(7)	(26)	(161)
	Collection contract	-	4	3	-	(4)	(3)
	Expense for bank account maintenance	3	1	46	(3)	(1)	(46)
	Savings payment service	11	50	80	(11)	(50)	(80)
	Cash payment service	4	-	-	(4)	-	-
	Purchase of real estate	1,997	-	-	-	-	-
	Sale of real estate	(966)	-	-	1,005	-	-
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	329	370	649	(329)	(370)	(649)
	Casualty rate provision	(4,047)	(3,031)	1,690	4,047	3,031	(1,690)
	Financial revenue provision	953	2,151	7,126	953	2,159	7,126
	Insurance settlement	2,604	990	933	-	-	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2012	2011	2010	2012	2011	2010
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Servicio de Administración Previsional S.A.	Electronic collection service	1,620	1,624	1,517	(1,620)	(1,624)	(1,517)
	Young worker subsidy	17	15	11	(17)	(15)	(11)
	DNPA (declaration of non-payment) service	44	94	85	(44)	(94)	(85)
	Password administration	128	166	73	(128)	(166)	(73)
	Data processing	28	147	519	(28)	(147)	(519)
	File transference	9	14	12	(9)	(14)	(12)
Technological services	3	5	7	(3)	(5)	(7)
SAS 70 report	-	(11)	12	-	11	(12)
MAC Service	-	24	-	-	(24)	-
Monitoring Service	-	1	-	-	(1)	-
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	269	219	235	269	219	235
	Technological Supportive Services	86	271	455	86	271	455
	Loans in current account	-	-	(84)	-	-	-
Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios S.A.)	Data Processing	1,481	1,428	1,143	(1,481)	(1,428)	(1,143)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	26	57	43	(26)	(57)	(43)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	3,943	5,102	5,524	(3,943)	(5,102)	(5,524)
	Office rentals	503	491	479	503	491	479
	Common Charges as lessee	21	21	35	21	56	35
Aplica Soluciones Tecnológicas Chile Ltda.	Software development	655	412	73	(15)	(36)	(73)
	Technological services	51	-	-	(51)	-	-

Description of transactions with related parties for the period ended December 31, 2012, 2011 and 2010:

BBVA Inversiones Chile S.A.:
Transactions with this entity in 2012, 2011 and 2010 refer to:

i)
Service rendering contract entered into on December 27, 2006 regarding transactional services through self-serving dispensers that include issuance of certificates about contributions, affiliations, balance sheets and others, amounting to MCh$107, MCh$114 and MCh$40 as of December 31, 2012, 2011 and 2010, respectively.

ii)
Lease contracts regarding rentals of square meters in Provida’s branch offices to install self-serving dispensers for a total amounting to MCh$1, MCh$1 and MCh$1 as of December 31, 2012, 2011 and 2010, respectively.

iii)
Software license contract entered into on December 1, 2005 and new contract in 2010, corresponding to intellectual property rights related to the use, as well as, instructions for use and functionality, of software implemented on different operating and administrative processes, amounting to MCh$2,832 as of December 31, 2012, MCh$2,832 as of December 31, 2011 and MCh$3,578 as of December 31, 2010. During 2012, 2011 and 2010, enhancements for new projects were incorporated amounting to MCh$0, MCh$0 and MCh$746, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BBVA Bancomer Servicios (Mexico):
Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,481 at December 31, 2012, MCh$1,428 at December 31, 2011 and MCh$1,143 at December 31, 2010 are included in the “Miscellaneous other operating expenses” line item.

This contract was transferred in 2011 to Aplica Tecnologia Avanzada S.A., as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

BBVA Corredores de Bolsa S.A.: Transactions with this entity are related to financial services rendered to Provida.

BBVA Chile S.A.: Transactions with this entity are related to rental contracts, collection services, pension payments and saving withdrawals, lines of credit, loans and current accounts.

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

The Administrators as a group have provided the AFC with a supportive and undividable guarantee of UF 400,000. This guarantee, in accordance with Provida’s equity interest in the company (37.8%), amounts to MCh$3,454 or approximately MUS$7 and was requested so that the AFC could comply with the credit operations with regard to the eventual coverage of bank guarantee letters, expiring on April 25, 2013.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Administrator with bank guarantee letters for UF 160,000 (MCh$3,655).

In the Board of Directors’ meeting held on January 18, 2013, Provida’s Chief Executive Officer informed that the basis of the Administradora de Fondos de Cesantía II’s tender offer were published, but pointing out that AFP Provida will not take part in such offer.

The contract with Administradora de Fondos de Cesantía Chile S.A. ends in October 2013, once Administradora de Fondos de Cesantía Chile S.A II begins operations.

Aplica Soluciones Tecnológicas Chile Ltda.: Contract dated January 4, 2010, corresponds to design and development services of the software systems, amounting to MCh$655 as of December 31, 2012, MCh$412 as of December 31, 2011 and MCh$73 as of December 31, 2010. During 2012, 2011 and 2010, enhancements for new projects were incorporated amounting to MCh$ 243, MCh$279 and MCh$133 respectively.

BBVA Servicios Corporativos Limitada: Contract dated January 1, 2010 for outsourcing the Company’s services. The contract will last for 10 years and is renewable for 10-year periods.

On August 31, 2012, the Board of Directors of AFP Provida S.A. approved the internalization of most of the support services subcontract to the related company BBVA Servicios Corporativos Limitada, which led to amend the Contract subscribed in January 2010 for the purpose of reducing the rendered services and reducing the annual cost.

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

d.1 Compensation of Key management personnel

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Salaries	2,756	2,715	2,685
Short-term benefits for employees	1,155	937	1,308
Termination benefits	139	453	280
Total remunerations of key management personnel	4,050	4,105	4,273

In 2012, key management personnel consisted of 49 executives distributed in 23 managers, 13 deputy managers and 13 department chiefs. In 2011, key management personnel consisted of 47 executives distributed in 21 managers, 7 deputy managers and 19 department chiefs, while in 2010, there were 50 executives distributed in 19 managers, 7 deputy managers and 24 department chiefs.

d.2 Compensation of Board of Directors and Directors’ Committee

Compensation of the Board of Directors amounted to MCh$624, MCh$614 and MCh$290 for the years ended December 31, 2012, 2011 and 2010, respectively, and have been presented within the line item “Miscellaneous other operating expenses”.

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Per Diem	543	570	270
Fees	81	44	20
Total	624	614	290

The Board of Directors was elected in the General Shareholders’ meeting held on April 27, 2012 and, as of December 31, 2012 was composed as follows:

Name of Directors	Position
Joaquín Cortez Huerta	Chairman of the Board of Directors
Jesús del Pino Durán	Vice-Chairman
Luis Fernando Ferreres Crespo	Director
Francesc Jorda Carré	Director
José Martos Vallecillos	Director
María Cristina Bitar Maluk	Director
Jorge Marshall Rivera	Director
Osvaldo Puccio Huidobro	Alternate Director

On May 14, 2012 Mr. Jorge Granic Latorre submitted his resignation to the alternate Director position.

Directors’ Committee:

According to the provisions established in Law 19,075 of December 20, 2000, and Circular N°1,956 of the Superintendency of Insurance and Securities of February 19, 2001, the Administrator formed the committee of directors which replaced the previous Audit Committee in its faculties and functions.

In compliance with the provisions set forth in Article 33 of Corporate Law N°18,046, fees of the Board are fixed annually in the Ordinary Shareholders’ meeting. The amounts approved for normal board meetings, extraordinary meetings and committee meetings, are established as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012
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

NOTE 12.    INCOME AND DEFERRED TAXES

a) Current tax assets and liabilities

a.1)  Current tax assets

The detail of current tax assets as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Monthly provisional tax payments	18,400	15,384
Credit for training expenses	137	153
VAT tax credit	78	90
Other tax assets	235	298
Total	18,850	15,925

a.2)  Current tax liabilities

The detail of current tax liabilities as of December 31, 2012, 2011 is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Income tax payable	24,206	21,484
Adjustment for income taxes (previous period)	1,214	324
Other deductions and additions	(1,022)	469
Income taxes payable foreign associates	(2,477)	(2,497)
Other taxes (tax rate 35%)	7	12
Total	21,928	19,792

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b) Deferred taxes

The deferred taxes recognized for deductible and taxable temporary differences as of December 31, 2012 and December 31, 2011 are as follows:

	Deferred tax assets		Deferred tax liabilities
	December 31,		December 31,

	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Temporary differences:
Deferred tax relating to depreciation	-	-	1,746	1,801
Deferred tax relating to amortization	-	-	6,207	6,219
Deferred tax relating to provisions	896	876	-	-
Deferred tax relating to revaluation of mandatory investments	-	-	25,364	19,092
Deferred tax relating to AFORE Bancomer	2,545	-	-	-
Deferred tax relating to AFP Horizonte	(1,080)	-	-	-
Deferred taxes relating to other temporary differences		9	99	158
Total	2,361	885	33,416	27,270

Deferred tax assets have been recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Management of Provida considers that sufficient taxable profits will be available to be utilized.

b.1) Movements in deferred taxes

The following table sets forth the changes in deferred taxes in the consolidated statement of financial position as of December 31, 2012 and December 31, 2011.

	Assets	Liabilities
	MCh$	MCh$
Deferred tax movements
Balance as of December 31, 2010	995	29,259
Increase (decrease) in profit or loss	(110)	(1,989)
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2011	885	27,270
Increase (decrease) in profit or loss	1,476	6,146
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2012	2,361	33,416
c) Income taxes

c.1) Income tax expense
Income tax expense as of December 31, 2012, 2011 and 2010 is detailed as follows:

	As of December 31,
	2012	2011	2010
Income tax expense	MCh$	MCh$	MCh$
Current tax expense	(24,206)	(21,484)	(15,581)
Other current tax income (expense)	3,370	1,894	1,255
Current tax benefit expense (income), net	(20,836)	(19,590)	(14,326)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(59)	1,879	(2,698)
Deferred tax income (expense) relating to tax rate changes or imposition of new taxes	4,729	-	(416)
Deferred tax expense (income), net	(4,670)	1,879	(3,114)
Total income tax expense (income)	(25,506)	(17,712)	(17,440)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d)  Reconciliation of statutory tax rate with effective tax rate

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Profit before income tax	129,538	96,567	109,064
Statutory tax rate	20%	20%	17%
Income tax applied to profits before taxes	25,908	19,313	18,541
Permanent differences and others	(402)	(1,601)	(1,101)
Total tax for the period	25,506	17,712	17,440

On July 31, 2010, the Law N˚20,455 was published in order to finance the country’s reconstruction, after the earthquake occurred on February 27, 2010, by temporarily increasing the tax rate at 20% for the commercial year 2011, then decreasing to a 18.5% tax rate for the commercial year 2012 and returning back to a 17% tax rate in commercial year 2013. However, on September 27, 2012, the Law N°20,630 was published in the Official Gazette regarding the Tax Reform Law that increased the first category tax rate at 20% from the commercial year 2012 onwards.

NOTE 13.   LIFE AND DISABILITY INSURANCE

a)  Financing life and disability pensions

Before the Pension Reform Law was amended, and according to provisions established by law, Provida had individually contracted insurance to cover its obligation to provide its participants life and disability benefits.

The Pension Reform Law eliminated the individual responsibility that AFPs had with life and disability insurance by establishing that the AFPs as a whole should contract, through public bidding, a fixed, single-premium insurance to cover this risk. This insurance is awarded to one or more insurance companies offering the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive concentration and cover the entire life and disability insurance risk with the same value for all workers. This obligation is paid by the employer and became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011. Commencing on July 1, 2011, this obligation is paid by the employer regardless of the number of employees hired.

The premium paid to June 30, 2010 was 1.87% of taxable salaries of workers.

The insurance companies awarded the coverage of claims until June 30, 2010, were as follows:

INSURANCE COMPANIES
Interamericana Seguros de Vida S.A.
RBS (Chile) Seguros de Vida S.A.
Chilena Consolidada Seguros de Vida S.A.
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A.

From July 1, 2010, and for a 24-month period, the new premium in force was 1.49% over the taxable salaries of workers.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Companies that were awarded were as follows:

INSURANCE COMPANIES
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A
Compañía de Seguros de Vida Cámara S.A.
La Interamericana Seguros de Vida S.A.
Banchile Seguros de Vida S.A. and Euroamerica Seguros de Vida S.A. (coinsurance)
Compañía de Seguros Cruz del Sur S.A. and Seguros Vida Security Previsión S.A. (coinsurance)
Valora Compañía de Seguros de Vida S.A

Finally, beginning on July 1, 2012, the average premium is 1.26%, and the companies awarded are as follows:

INSURANCE COMPANIES
Chilena Consolidada Seguros de Vida S.A.
CN Life
Penta Vida y Bice Vida S.A. (coinsurance)
Seguros Vida Security Previsión S.A. (coinsurance)

Insurance coverage continues in the case that the participant dies or becomes disabled before the legal retirement age (65 for men and 65 for women starting October 2008) and when he/she has not accumulated sufficient funds in his/her individual capitalization account to finance the benefit payments as established by law, whether for him/her or his/her legal beneficiaries.

In addition, according to law, transitory disabled pensions awarded in accordance with the first ruling by the medical commission are also covered by the insurance.

The additional contribution that the insurance must cover, if necessary, continues to be equivalent to the resulting deficit between the capital necessary to finance life and disability insurance pensions and the capital accumulated per participant, including his/her recognition bond, to the occurrence date of the claim.

It is important to point out that, even though Provida does not have individual contracts with prevailing coverage, there is one contract described below that are still operating as a result from the modality of transitory disability that entails payments of disability claims three years after the first disability ruling, only if the disability has been confirmed by a definitive ruling.

b) Insurance Contract

Until June 2009, according to provisions established in legal regulations, Provida has contracted insurance that covers total temporary pensions of participants declared disabled in the first ruling, the additional contribution and the contribution (contributions during the disabled period in case not ratified in the second ruling). These contracts do not exempt Provida from the responsibility and obligation to deposit said additional contribution, pay transitory pensions originating from first rulings, administer contributions of individual capitalization accounts and make additional contributions to individual capitalization accounts of the participant when appropriate.

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

The last disability and survival insurance with effective coverage from January 1, 2005 to June 30, 2009 was purchased from BBVA Seguros de Vida S.A (related company, see Note 11). The initial contract's maximum casualty rate was 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with a monthly premium paid throughout the coverage period of the contract at a temporary premium rate of 0.70%. Provida’s participation over the surplus was 100% if the casualty rate was equal to or lower than the contract’s maximum casualty rate over the contributing participants’ taxable income. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of updating the mortality tables and the consequent impact in the higher casualty costs upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150.

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

The final settlement of this contract will occur 48 months after the expiration date of the coverage period, i.e. June 30, 2009, that is, June 30, 2013, but is extendable for up to 2 years by common agreement.

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

The net composition of annual expense for life and disability insurance for the years ended December 31, 2012, 2011 and 2010 is detailed as follows:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Life and disability insurance premiums annual expense	329	370	649
Favorable (unfavorable) adjustments due to casualty rate	(4,047)	(2,696)	1,689
Life and disability insurance premium	(3,718)	(2,326)	2,338
Financial income (Note 7 c.)	(953)	(2,151)	(7,126)
Total life and disability insurance expense, net	(4,671)	(4,477)	(4,788)

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

It is important to note that BBVA Seguros de Vida adopted a new regulation effective on July 1, 2009, permitting the insurers to apply the market interest rate on a monthly basis to evaluate their casualties’ reserves for those life and disability contracts with a coverage period expiring before June 30, 2009. Consequently, this resulted in a decrease in the amount of reserves, since they were determined using historical rates that, according to law, would be the minimum rate from the prior semester, which were lower than those rates used for life and disability annuities prevailing in the market.

Likewise, on applying the methodology of its casualty model, Provida concluded that life and disability rates for annuities would be at lower average levels than the prevailing market interest rate as of June 2011, which is the interest rate used by the Insurer to value the reserves for casualties. However and due to a higher speed of payments of casualty claims has been recorded by using the casualty model, and the average forward rates applied are higher for the period than anticipated, and the rate used to pay such claims was lower than the rate provisioned, AFP Provida made a reversal of provisions determined by the difference between the amount required as of December 2011 and the effective amount, with the best available information, accrued by Provida as of December 31, 2012. As of December 31, 2011 as the average forward rates at the close of December 2010 were lower than the expected forward rates for December 2011, Provida also made a reversal of provisions determined by the difference between the amount required as of December 2010 with the best available information as of December 31, 2011.

d. Liabilities arising from additional contributions

d.1 Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$301 and MCh$310 as of December 31, 2012 and December 31, 2011 respectively. These liabilities are recorded under “Collections to be cleared” within line item “Trade and other payables” (Note 22).

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2012	2011
	MCh$	MCh$
1) Pending additional contributions Contributions of workers not identified in the participants' master file or transferred to other Administrators, or deceased, or for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summaries.	46	46
2) Additional contributions to be cleared Additional contributions and health insurance contributions of independent participants paid, for which the support sheets have not been received.	255	264
Total	301	310

The balance of pending contributions will be settled by the internal process of clearance or by transferring those to other pension fund administrators. Beginning on January 1, 1998, these contributions are paid directly into the Pension Fund.

d.2. Comparative analysis of pending additional contributions

	As of December 31,
Pending Additional Contributions	2012	2011
	MCh$	MCh$
Beginning balance	46	46
Leftovers from the year	-	-
Cleared leftovers:
• For Provida	-	-
• Sent to other AFPs	-	-
Final Balance	46	46

e. Accounts payable to insurance companies

The accounts payables to insurance companies presented within line item “Trade and other payables” were MCh$377 and MCh$380 as of December 31, 2012 and 2011 respectively.

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

f.1 Receivables from Insurance Companies

The balance of “Receivables from Insurance Companies”, under the item “Trade and Other Receivables”, as of December 31, 2012 and as of December 31, 2011, consisted of the following:

	As of December 31,
	2012	2011
	MCh$	MCh$
Balance at end of previous year	3,687	8,632
Life and disability pensions paid by the Company	134,331	105,455
Reimbursements from the Insurance Company (less)	(134,707)	(110,400)
Insurance Company’s balance at end of year	3,311	3,687

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.2 Receivables from the State

The balance of “Receivables from the State”, under the item “Trade and Other Receivables”, as of December 31, 2012 and as of December 31, 2011, consisted of the following:

	As of December 31,
	2012	2011
	MCh$	MCh$
Balance at end of previous year	192	195
• Pensions financed by state guarantee according to
Art. 73 of DL. N° 3,500 of 1980	104,370	83,405
• Payments financed for APS(*) financed by the Administrator	113,213	79,193
• Payments financed by the Administrator	15,634	17,551
• Reimbursement of State Guarantee	(104,710)	(83,725)
• Reimbursement of APS(*)	(113,010)	(78,914)
• Reimbursement of other payments	(13,878)	(17,513)
Balance at end of year	1,811	192

(*) Solidarity Pension Contribution (‘APS’ in its Spanish acronym)

g. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$1,727 as of December 31, 2012 and MCh$5,780 as of December 31, 2011.

The provision made for a higher casualty rate is presented under the item “Provisions”.

Insurance Company	Period covered the Contract (MMYY-MMYY)	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of information provided by the Insurance Company	Gross Provision at current year-end (not including financial revenues effects) (*)
		Date	MCh$	To reported date	At 12-31-2012		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	90,511	90,345	90,345	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2012	370,642	371,068	371,068	-	(1,727)
Total						-	(1,727)

(*)
BBVA Seguros de Vida S.A. adopted General Rule N°243 effective beginning on July 1, 2009 allowing it to voluntarily determine the casualty reserve for those life and disability insurance contracts with coverage period before June 30, 2009, at a market interest rate on a monthly basis. Consequently, it resulted in a decreased amount of reserves as the reserves were determined at historical rates lower than the current ones. Likewise, by estimating that the market rates would be lower for the next three year than the rates at the effective dates to settle the obligation, Provida has made an additional accrual that explains the difference between the amount required by the insurer and the actual amount accrued by Provida.

(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period was closed in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 were assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$493discounted from the balance payable to BBVA Seguros de Vida S.A. according to the respective contracts.

g.1 Reconciling costs and payments to the insurance companies

Figures in MCh$
N° contract	Cost of casualties insurance co.	Premium Paid	Premium Accrued	True- up	Total Payments to insurance co.
1	90,511	57,494	-	32,851	90,345
2	370,642	266,427	493	104,148	371,068

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g.2 Financial income provision

N° Contract	2012	2011
	MCh$	MCh$
1	-	-
2	598	2,235
Total	598	2,235

h. Detail according to life and disability insurance contracts

Contract N°	Name of Insurance Company	Period covered by contract	Sub-period covered by contract
1	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
2	BBVA Seguros de Vida S.A.	January 1, 2005 to June 30, 2009	N/A

i. Detail of disability insurance costs

Disability
Contract N°	Costs for casualties incurred by insurance company (January to December 2012)						Costs for casualties incurred by insurance company (January to December 2011)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-		-		-		-	52	681		-
2	5,957	1,558	1,145	25,423	65	39	25,158	4,481	2,284	53,086	87	62

j. Detail of life insurance costs

Life
Contract N°	Costs for casualties incurred by insurance company (January to December 2012)						Costs for casualties incurred by insurance company (January to December 2011)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-		-		-		-	2	11		-
2		-	37	234		-		-	104	1,025		-

k. Detail of financial income of life and disability insurance

	Financial Revenue 2012	Financial Revenue 2011
Contract N°	MCh$	MCh$
1	-	2
2	759	2,486
Total	759	2,488

l. Detail of life and disability insurance adjustments

As of December 31, 2012
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Accumulated Cost	Total Accumulated casualties	Accumulated fixed premium + temporary premium	Accumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
30-04-2012(*)	1	N/A	N/A	N/A	N/A	N/A	N/A
31-12-2012	2	104,148	642	358,852	370,642	269,079	20,367
(*) Contract ended in April 2011

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Accumulated Cost	Total Accumulated casualties	Accumulated fixed premium + temporary premium	Accumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
30-04-2011	1	32,067	-	88,343	88,343	56,789	3,516
31-12-2011	2	101,655	2,462	323,661	361,701	262,331	19,159

NOTE 14.     INVESTMENT IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1 Movements in investments in associates

The following tables set forth the changes in the equity of the Company’s equity method investments during the years ended December 31, 2012 and 2011.

As of December 31, 2012

Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2012	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2012
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	3,786	2,686	-	-	(4,970)	1,502
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	327	72	(36)	-	-	363
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	3,600	2,809	(1,660)	-	(558)	4,191
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	10,220	4,262	(3,939)	72	(10,615)	-
AFP Horizonte (1)	Peru	Peruvian Soles	15.87%	6,758	3,404	(2,660)	(344)	(7,158)	-
Total				24,691	13,233	(8,295)	(272)	(23,301)	6,056

As of December 31, 2011

Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2011	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2011
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	2,369	1,299	-	-	118	3,786
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	282	83	(38)	-	-	327
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	3,054	2,343	(1,328)	-	(469)	3,600
Afore Bancomer (1)	Mexico	Mexican Peso	7.50%	9,239	3,802	(2,836)	15	-	10,220
AFP Horizonte (1)	Peru	Peruvian Soles	15.87%	6,365	2,184	(2,967)	1,176	-	6,758
Total				21,309	9,711	(7,169)	1,191	(351)	24,691

(1) Provida exercise significant influence through BBVA Group participation on those companies.

Until November 30, 2012 the foreign associates AFORE Bancomer (Mexico) and AFP Horizonte (Peru) in which Provida Internacional owned 7.50% and a 15.87% stake respectively, were accounted for by using this method, so Provida indirectly exercised significant influence through the companies belonging to the BBVA Group.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of November 30, 2012 Provida Internacional reclassified as held  for sale its investment held in Mexico, after the announcement of a sale intention where it was communicated that in the Extraordinary Shareholders’ meeting it was agreed to sell the total stake equivalent to 7.5% of the shares in the Mexican society AFORE Bancomer to Afore XXI Banorte, S.A. de C. V. (See Note 19 and Note 36).

As of November 30, 2012 Provida Internacional reclassified as held for sale its investment held in Peru, after the Board of Directors agreed at an extraordinary meeting of the Board of Directors held on December 5, 2012 to divest in AFP Horizonte, as a result of the proposal made by Banco Bilbao Vizcaya Argentaria S.A. (BBVA), a Spanish institution, and to purchase from Provida Internacional its stake in AFP Horizonte, being agreed in any case that this operation should be submitted to the approval of an Extraordinary Shareholder’s meeting upon the terms and conditions established in the Corporation Law. (See Note 19 and Note 36).

When an associate is classified as held for sale, the equity method does not apply, however it is accounted for in conformity to IFRS 5 “Non-current Assets held for Sale and Discontinued Operations.

All of our associates do not have published price quotations. There are no restrictions (e.g. resulting from borrowing arrangements or regulatory requirements) on the ability of associates to transfer funds to Provida in the form of cash dividends, or repayment of loans or advances.

Non-current assets classified as held for sale are measured at their lower carrying value and their fair value less costs associated with the sale.

For all periods presented no changes in ownership interest in our investment in associates have occurred.

14.2 Summarized total financial information of investments in associates

The following tables set forth summarized information of the investment in associates where Provida has significant influence, and for those non-current assets held for sale their underlying major classes of assets and liabilities including the aggregated amounts of assets, liabilities, revenues and profit or loss as of December 31, 2012, and 2011:

As of December 31, 2012
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	6,494	523	3,042	3,975	16,600	(9,492)	7,108
Inversiones DCV S.A.	23.14%	2	1,567	1	1,568	312	(2)	310
Servicios de Administración Previsional S.A.	37.87%	5,458	10,494	4,765	11,187	17,203	(9,787)	7,416
AFORE Bancomer	7.50%	184,503	1,634	44,597	141,540	114,651	(57,815)	56,836
AFP Horizonte	15.87%	25,540	44,262	24,710	45,092	41,791	(20,346)	21,445
Total		221,997	58,480	77,115	203,362	190,557	(97,442)	93,115

As of December 31, 2011
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	12,233	1,291	2,038	11,486	12,470	(9,034)	3,436
Inversiones DCV S.A.	23.14%	58	1,357	1	1,415	361	(2)	359
Servicios de Administración Previsional S.A.	37.87%	6,924	8,714	6,073	9,563	14,936	(8,749)	6,187
AFORE Bancomer	7.50%	175,491	1,367	40,594	136,264	119,839	(69,140)	50,699
AFP Horizonte	15.87%	18,595	41,509	17,529	42,575	47,137	(33,378)	13,759
Total		213,301	54,238	66,235	201,303	194,743	(120,303)	74,440

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.    FINANCIAL INSTRUMENTS

15.1 Capital management

The constant objective of AFP Provida has been the efficient management of its working capital, maintaining significant and enough cash flows in order to fulfill its obligations.

The main use of the Company’s funds are the operating expenses related to the remunerations paid to the personnel, additional constitution of mandatory investments, dividend payments and other administration expenses. Provida has financed these requirements with cash flows generated from its operations, as well as, short-term debt.

The Administration considers that these sources of funds have been enough to finance the capital requirements and the payments of its obligations. Due to the nature of the business, Provida has significant cash flows stemming from fees received from mandatory and voluntary pension savings that are expected to perform similarly to previous years. Likewise, the Administration estimates that the expected growth in the Company’s client portfolio will continue increasing its working capital requirements, a situation where Provida is well positioned to finance its requirements.

In terms of regulation regarding capital matters, the Pension Funds Administrators must maintain a net minimum shareholder’s equity measured in UF, which is directly related to the number of participants that the AFPs have at the date of the financial statements. AFP Provida is in the upper trace due to maintaining a number exceeding 10,000 participants, which obligates Provida to maintain a minimum shareholders’ equity of UF 20,000. Since the Company was established, it has been in compliance with such obligation, and as of December 31, 2012 its shareholders’ equity amounts to UF 11,805,767.

15.2 Financial instruments classified by nature and category

a)    The detail of financial assets, classified by nature and category as of December 31, 2012 and 2011 are as follows:

	As of December 31
	2012	2011
	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 4 g.7. and Note 6)	217,072	201,418
Financial assets(*)	15,143	14,322
BBVA Mutual Fund (Money Market)	357	-
Financial assets AFP Génesis Ecuador	4,805	5,698
(*) Term deposits with maturity of more than one year, which are designated at fair value.

b)   The detail of financial liabilities, classified by nature and category as of December 31, 2012 and 2011 are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Amortized cost:
Interest-bearing borrowings	299	354

15.3 Fair value of financial instruments

Management considers that the carrying amounts of financial assets and liabilities recognized at amortized cost in the consolidated financial statements, approximates their fair value.

Below is comparison between the value at which financial assets and liabilities are recorded and their fair value as of December 31, 2012 and 2011:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31
	2012		2011
	Amount recorded	Fair value	Amount recorded	Fair value
	MCh$	MCh$	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 4 g.7. and Note 6)	217,072	217,072	201,418	201,418
Financial assets(*)	15,143	15,143	14,322	14,322
BBVA Mutual Fund (Money Market)	357	357	-	-
Financial assets AFP Génesis Ecuador	4,805	4,805	5,698	5,698
Interest-bearing borrowings	299	299	354	354
(*) Term deposits with maturity of more than one year, which are designated at fair value.

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

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	217,072	-	-	217,072
Financial assets(*)	15,500	-	-	15,500
Financial assets - AFP Genesis	4,805	-	-	4,805

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	201,418	-	-	201,418
Financial assets(*)	14,322	-	-	14,322
Financial assets - AFP Genesis	5,698	-	-	5,698
(*) Term deposits with maturity of more than one year.

The Pension Law establishes that each AFP must maintain a reserve for mandatory investment equal to 1% of the net asset value of each pension fund under management. The mandatory investment that the administrator needs to maintain for the period between the second business day of the month in which the calculation is made and the first day of the next month after the calculation was made will be equivalent to 1% of the total of shares that represent the net asset value of each pension fund of the last day of the preceding month of the calculation date of the mandatory investment reserve. Therefore, the mandatory investment will increase or decrease on a monthly basis based on the calculation explained above. The investment in mandatory investment in each type of pension fund is valued on a daily basis, multiplying the number of fund shares invested in each type of fund by the value of the share on that day.

The Superintendency of Pensions publishes daily quotations of pension funds net asset value (NAV) at which redemptions or purchases of shares (units) occur without any adjustments to the published NAV. Redemptions and unit purchases take place regularly, between the participants that changes between funds and participants that changes between AFPs.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Based on paragraph AG71 of IAS 39 Financial Instruments: Recognition and Measurement which states that a financial instrument is regarded as quoted in an active market “if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. Fair value is defined in terms of a price agreed by a willing buyer and a willing seller in an arm's length transaction”; and paragraph AG77 which states that the “initial acquisition or origination of a financial asset or incurrence of a financial liability is a market transaction that provides a foundation for estimating the fair value of the financial instrument”. Management has determined that the issuance and redemptions of the units in a fund represent market transactions occurring on an arm's length basis.

Based on the above explanation and IFRS 7 paragraph 27A(a) which describes Level 1 classification as relating to “quoted prices (unadjusted) in active markets for identical assets or liabilities” we believe that mandatory investments comply with the definition to be classified as Level 1

NOTE 16.   PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment as of December 31, 2012 and December 31, 2011 are as follows:

	As of December 31,
	2012	2011
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	734	111
Land	5,081	5,804
Buildings	15,212	15,789
Plant and equipment	539	676
IT Equipment	1,532	1,672
Fixtures and fittings	2,149	2,131
Leasehold improvements	694	1,140
Other Property, plant and equipment	442	464
Property, Plant and Equipment, Net	26,383	27,787

	As of December 31,
	2012	2011
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	734	111
Land	5,081	5,804
Buildings	20,431	21,559
Plant and equipment	1,123	1,226
IT Equipment	3,096	3,121
Fixtures and fittings	5,689	5,704
Leasehold improvements	1,576	1,787
Other Property, plant and equipment	788	852
Property, Plant and Equipment, Gross	38,518	40,164

	As of December 31,
	2012	2011
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	-	-
Land	-	-
Buildings	(5,219)	(5,770)
Plant and equipment	(584)	(550)
IT Equipment	(1,564)	(1,449)
Fixtures and fittings	(3,540)	(3,573)
Leasehold improvements	(882)	(647)
Other Property, plant and equipment	(346)	(388)
Accumulated depreciation and impairment of Property, Plant and Equipment	(12,135)	(12,377)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For all periods presented, there are no items of property, plant and equipment pledged as security for liabilities.

The reconciliation of the carrying amount of property, plant and equipment for the years ended December 31, 2012 and December 31, 2011 is as follows:

As of December 31, 2012:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2012	111	5,804	15,789	676	1,672	2,131	1,140	464	27,787
Movements:
Additions	3,611	-	1	66	606	93	99	4	4,479
Disposals	-	(782)	(2,367)	(2)	-	(95)	-	(1)	(3,247)
Depreciation expense	-	-	(311)	(192)	(753)	(601)	(541)	(37)	(2,435)
Impairment loss recognized in profit or loss	-	-	(315)	-	-	-	-	-	(315)
Other increases (decreases)	(2,988)	59	2,415	(9)	7	621	(4)	12	114
Total movements	623	(723)	(577)	(137)	(140)	18	(446)	(22)	(1,404)
Ending balance as of December 31, 2012	734	5,081	15,212	539	1,532	2,149	694	442	26,383

As of December 31, 2011:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2011	404	6,017	15,470	876	1,537	2,394	1,458	504	28,660
Movements:
Additions	2,380	-	6	43	955	241	43	1	3,669
Disposals	-	(213)	(675)	(23)	-	-	-	-	(911)
Depreciation expense	-	-	(322)	(228)	(813)	(586)	(361)	(42)	(2,352)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(2,673)	-	1,310	8	(7)	82	-	1	(1,279)
Total movements	(293)	(213)	319	(200)	135	(263)	(318)	(40)	(873)
Ending balance as of December 31, 2011	111	5,804	15,789	676	1,672	2,131	1,140	464	27,787

NOTE 17.   INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011, the following amounts:

	As of December 31,
	2012	2011
Classes of Intangible assets	MCh$	MCh$
IT Software	3,916	3,642
Other identifiable intangible assets (*)	31,033	36,196
Intangibles assets, net	34,949	39,838

	As of December 31,
	2012	2011
Classes of Intangible assets	MCh$	MCh$
IT Software	6,298	4,944
Other identifiable intangible assets (*)	51,551	51,553
Intangibles assets, gross	57,849	56,497

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2012	2011
Classes of Intangible assets	MCh$	MCh$
IT Software	(2,382)	(1,302)
Other identifiable intangible assets (*)	(20,518)	(15,357)
Accumulated depreciation and impairment of intangible assets	(22,900)	(16,659)

(*) Correspond to Customers List (see Note 4. i.3)

The reconciliation of carrying amounts of intangible assets for the years ended December 31, 2012 and 2011 is as follows:

As of December 31, 2012:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2012	3,642	36,196	39,838
Movements:
Additions	1,352	-	1,352
Disposals	-	-	-
Amortization expense	(1,078)	(5,163)	(6,241)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	274	(5,163)	(4,889)
Ending balance as of December 31, 2012	3,916	31,033	34,949

As of December 31, 2011:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2011	2,968	41,357	44,325
Movements:
Additions	1,585	-	1,585
Disposals	-	-	-
Amortization expense	(692)	(5,161)	(5,853)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	(219)	-	(219)
Total movements	674	(5,161)	(4,487)
Ending balance as of December 31, 2011	3,642	36,196	39,838

 (*) Correspond to Customers List (see Note 4. i.3)

NOTE 18.     GOODWILL

The following tables set forth goodwill by company as of December 31, 2012 and 2011 is as follows:

Company	Balance as of January 1, 2012	Additions	Impairment	Transfer	Balance as of December 31,2012
	MCh$	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	8,460	-	-	(8,460)	-
AFP Génesis-Ecuador	273	-	-	-	273
AFP Horizonte-Peru	197	-	-	(197)	-
Total	8,930	-	-	(8,657)	273

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Balance as of January 1, 2011	Additions	Impairment	Transfer	Balance as of December 31,2011
	MCh$	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	8,460	-	-	-	8,460
AFP Génesis-Ecuador	273	-	-	-	273
AFP Horizonte-Peru	197	-	-	-	197
Total	8,930	-	-	-	8,930

For all periods presented there are no indications of an impairment loss.

On November 30, 2012 the Company reclassified the Goodwill of AFORE Bancomer in Mexico and AFP Horizonte in Peru as held for sale. (See Note 19 and Note 36)

NOTE 19.     NON-CURRENT ASSETS HELD FOR SALE

The following table lists the reclassified items as non-current assets held for sale:

As of December 31, 2012
MCh$
AFORE Bancomer (Mexico)	10,616
Goodwill – AFORE Bancomer	8,460
Total AFORE Bancomer (Mexico)	19,076
AFP Horizonte (Peru)	7,158
Goodwill – AFP Horizonte	197
Total AFP Horizonte (Peru)	7,355
Total of non-current assets held for sale	26,431

No impairment losses have been recognized when reclassifying the investments of such associates as held for sale.

NOTE 20.     OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets as of December 31, 2012 and 2011 are as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Deferred interests for leasing	22	66	25	76
Other	10	-	6	-
Total Other Assets	32	66	31	76

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21.    INTEREST-BEARING BORROWINGS

Interest-bearing borrowings as of December 31, 2012 and 2011 are as follows:

	As of December,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Leasing obligations	64	299	63	354
Banco de Chile	1	-	-	-
Banco BBH (Brown Brothers Harriman)	2	-	-	-
Total	67	299	63	354

NOTE 22.    TRADE AND OTHER PAYABLES

The balance of this account as of December 31, 2012 and 2011 is presented as follows:

	As of December,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Minimum Dividend	10,232	-	8,044	-
Withholdings from pensioners (1)	3,740	-	3,608	-
Pensions payable (2)	1,967	-	889	-
Accounts Payable to the National Health Fund (3)	548	-	532	-
Trade payables	4,064	-	4,811	-
Collection to be cleared (Note 13 d.1)	301	-	311	-
Other accounts payable	2,798	-	2,262	-
Total Trade and Other Accounts Payable	23,650	-	20,457	-

(1)	Withholdings from pensioners as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Balance at previous year's end	3,546	3,351
Withholding health contributions from pensioners in the period	45,371	42,468
Withdrawals from National Health Fund in the period	(21,619)	(19,734)
Withdrawals from Health Care Institutions in the period	(5,420)	(5,269)
Withdrawals from compensation fund (CCAF) and others in the period	(18,199)	(17,270)
Subtotal	3,679	3,546
Single tax withholdings from pensioners	61	62
Total	3,740	3,608

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	Pensions payables as of December 31, 2012 and 2011 are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Uncollected accrued pensions	1,380	714
Other	587	175
Total	1,967	889

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

	As of December 31,
	2012	2011
	MCh$	MCh$
a) Independent Contributors:
Balance at previous year's end	533	523
Collection of health contributions in the year	6,893	6,336
Withdrawals from National Health Fund in the year	(6,878)	(6,326)
Balance at end of year	548	533
b) Pensioners:
Balance at previous year's end	3,546	3,351
Collection of health contributions from pensioners in the year	45,371	42,468
Withdrawals from National Health Fund in the year	(21,619)	(19,734)
Withdrawals from Health Care Institutions (Isapres) in the year	(5,420)	(5,269)
Withdrawals from compensation fund (CCAF) and Others in the period	(18,199)	(17,270)
Subtotal contributions of Pensioners (*)	3,679	3,546

(*) Note: These amounts are part of withholdings from pensioners.

NOTE 23.     PROVISIONS

The detail of provisions as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (1)	4,851	-	4,915	-
Provision for unfavorable casualty rate (2)	1,727	-	5,780	-
Other Provisions (3)	3,836	-	3,459	-
Total Provisions	10,414	-	14,154	-
(1)	For a description of the provision for employee benefits, see Note 4.m.2.
(2)	For a description of the provision for unfavorable casualty rate, see Note 4.m.1.
(3)
Other provisions include mainly provisions for advertising and provision for litigations related to pending labor lawsuits with former employees and other pension matters. See Note 32.d for additional information. It includes MCh$1,594 corresponding to the estimation of return to be financed corresponding to delayed additional contributions replenished  in the participants’ accounts made by the Company in the Pension Funds as per Pension Supertintendency’s instructions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements in provisions as of December 31, 2012 and 2011 are as follows:

	Balance as of January 1, 2012	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,915	2,994	(3,058)	-	-	4,851
Provisions for unfavorable casualty rate (Net of financial income)	5,780	-	-	(4,053)	-	1,727
Other Provisions	3,459	2,027	(1.504)	(146)	-	3,837
Total	14,154	5,021	(4,562)	(4,199)	-	10,414

	Balance as of January 1, 2011	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,262	2,986	(2,333)	-	-	4,915
Provisions for unfavorable casualty rate (Net of financial income)	8,835	-	-	(3,055)	-	5,780
Other Provisions	4,015	804	(743)	(617)	-	3,459
Total	17,112	3,790	(3,076)	(3,672)	-	14,154

NOTE 24.    OTHER CURRENT AND NON-CURRENT LIABILITIES

The amount held by the Administrator under the item Other Liabilities as of December 31, 2012 and 2011, includes the following concepts:

	As of December 31,
	2012		2011
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Legal costs collected	52	-	26	-
Provision for BHC (ex Unión) pension responsibility	-	638	-	649
Guarantees received for rental of own offices	-	175	-	178
Other liabilities	-	-	255	-
Total Other Liabilities	52	813	281	827

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25.    ISSUED CAPITAL

25.1    Major shareholders

	As of December 31, 2012
Name of 12 major shareholders	Equity Share	Number of shares
BBVA Inversiones Chile S. A.	51.62%	171,023,573
The Bank of New York Mellon	25.08%	83,107,305
Penta Corredores de Bolsa S. A.	3.47%	11,498,276
Larraín Vial Corredores de Bolsa S.A.	2.68%	8,880,723
Banco de Chile por cuenta de Terceros	1.71%	5,665,082
Banchile Corredores de Bolsa S. A.	1.39%	4,604,293
Inmobiliaria Duero Ltda.	1.02%	3,388,636
Banco Itaú por cuenta de Inversionistas	0.87%	2,882,516
Banco Santander por cuenta de Extranjeros	0.67%	2,210,118
Bolsa de Comercio de Santiago -Bolsa de Valores	0.50%	1,639,411
Bolsa Eléctronica de Chile - Bolsa de Valores	0.44%	1,462,589
Santander S.A. Corredora de Bolsa	0.42%	1,373,314
Other	10.14%	33,580,787
Total	100.00%	331,316,623

25.2    Issued capital

The issued capital as of December 31, 2012, December 31, 2011, December 31, 2010 is represented by 331,316,623 authorized, subscribed in and no par value common shares.

25.3    Accumulated of other comprehensive income

Other reserves within Equity as of December 31, 2012 and 2011 are as follows:

	Balance as of January 1, 2012	Movements 2012	Balance as of December 31, 2012
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(2,638)	(529)	(3,167)
AFP Horizonte – Peru (*)	(989)	(344)	(1,333)
AFP Génesis - Ecuador	(281)	(256)	(537)
AFORE Bancomer – Mexico (*)	(1,368)	71	(1,297)
Miscellaneous other reserves (2)	(2,690)	(65)	2,625
IFRS Adjustment AFC Chile	184	(65)	119
IFRS Adjustment DCV	43	-	43
Price-level restatement issued capital	2,463	-	2,463
Total	51	(594)	(543)

(*) Amounts recognized in other accumulative comprehensive income and in equity for non-current assets available for sale. The balance included translation differences of the associate AFORE Bancomer in Mexico of MCh$1,297 and translation differences of the associate AFP Horizonte in Peru of MCh$1,333. At the moment of the sale, these amounts will be reversed.

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

(2)   Miscellaneous other reserves

Other miscellaneous other reserves include the following:

a)
On December 31, 2009 issued capital balance includes price-level restatement adjustments that were not reversed when we adopted IFRS  in 2009. We have elected  not reverse to such price-level restatement adjustments based on  Circular N°456 issued by the Superintendency of Securities and Insurances which indicates that deflation impacts shall not be applied to issued capital accounts as issued capital at the transition period to IFRS is established in the company’s bylaws, which have been modified based on the distribution of the revalued equity, held at the annual shareholder’s meeting that approves such amount according to Article 10, section 2 of Chile Law N°18.046 Sociedades Anónimas.

b)	Share of miscellaneous other reserves of associates accounted for using equity method.

25.4    Dividends

According to Company by-laws, unless a different agreement is adopted in the General Shareholders’ meeting with a unanimous vote of subscribed and outstanding shares, Provida must distribute dividends in cash for an amount at least equivalent to 30% of net earnings per year (legal minimum for public corporations). With regard to dividend payments, the Board of Directors agreed to pay an interim dividend in the month of October and the final dividend after the General Shareholders’ meeting of the following year, for an amount equal to 100% of net profit.

In the Board of Directors’ meeting held on September 26, 2012, the payment of an interim dividend was approved for the amount of Ch$100.00 per share, charged to profits of the year 2012, equivalent to MCh$33,132 which was paid on October 30, 2012.

On May 31, 2012, a final total dividend was paid for the amount of Ch$238.00 per share, charged to profits of the year 2011, equivalent to MCh$78,855.

On October 28, 2011, an interim dividend was paid for the amount of Ch$61.87 per share, charged to profits of the year 2011, equivalent to MCh$20,499.

On May 27, 2011, a final total dividend was paid for the amount of Ch$207.40 per share, charged to profits of the year 2010, equivalent to MCh$68,715.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On October 29, 2010, an interim dividend was paid for the amount of Ch$60.37 per share, charged to profits of the year 2010, equivalent to MCh$20,002.

Minimum dividends

Regarding dividends payments, the Board of Directors has agreed to pay an interim dividend in October of each year and a final dividend after the Annual General Shareholders’ meeting to be held in the following year, for a total amount equal to 100% of the profit for the year dependent on the fulfillment of the forecasted results, cash flow requirements to finance mandatory investments and development of the company and the final profit for the year.

The policy on dividends includes the constitution of an obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy agreed on during the General Shareholders’ meeting. The shortfall will be accrued as a dividend payable.

As of December 31, 2012, the charge in retained earnings for minimum dividends amounted to MCh$10,189 corresponding to the provision for minimum dividends for the year 2012 for MCh$33,132 minus the reversal of interim dividends paid in year 2011 for an amount of MCh$22,943.

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

Retained earnings as of December 31, 2012, 2011 and 2010, amounted to MCh$210,922, MCh$199,965 and MCh$190,637 respectively net of minimum dividends.

NOTE 26.    SERVICE CONTRACTS

Provida has entered into service agreement with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	Years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
in the Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Cost of Service (VAT included)
from 1 to 2,000 forms UF 0.054
from 2,001 to 4,000 forms UF 0.048
from 4,001 to 7,000 forms UF 0.042
from 7,001 forms and more UF 0,036
Cost charged to profits (net)	99	113	130

a.2) Banco Santander
Line of business: Banking activities
Cost of service (VAT included): UF 0.023 per form
Cost charged to income (net):	31	43	41

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$

a.3) Banco de Chile
Line of business: Banking activities
Cost of service (VAT included) (*): UF 0.031 per form
Cost charged to income	-	1	1
(*) The bank only provides this collection service in its Puerto Williams Office

a.4) BBVA Chile
Line of business: Banking activities
Cost of service (VAT included): UF 0.024 per form
Cost charged to income	-	1	3

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Cost of service: Ch$ 134.15 per form and Ch$ 24.09 per line, readjustable every 6 months
Cost charged to income	527	541	639

a.6) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Cost of service: Ch$ 133.04 per form and Ch$ 23.91 per line, readjustable every 6 months
Cost charged to income	31	32	30

a.7) Servicios de Administración Previsional
Line of business: Collection services of pension contributions through internet
Cost of service (VAT included):
Full Internet
from 1 to 9,999 Ch$ 201.56 per form
from 10,000 to 24,999 Ch$ 165.99 per form
from 25,000 to 49,999 Ch$ 142.29 per form
and per line of detail Ch$ 36.25
Mixed
from 1 to 9,999 Ch$ 165.98 per form
from 10,000 to 24,999 Ch$ 139.69 per form
from 25,000 to 49,999 Ch$ 119.75 per form
and per line of detail Ch$ 33.56
from 1-1 lines Ch$ 438.47
from 2-5 lines Ch$ 350.76
from 6-9 lines Ch$ 306.91
10 lines and more Ch$ 0
Declaration of Forms (DNP)
Full Ch$ 47.43
Mixed Ch$ 104.77
Cost charged to income	1,619	1,633	1,515

a.8) Caja de Compensación 18 de Septiembre
Line of business: Compensation Fund
Cost of service: Ch$ 115.92 per form and Ch$ 20.84 per line, readjustable every 6 months
Cost charged to income	2	2	2

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
b. Custody of securities
Safe custody of securities and financial instruments of Provida Pension Funds and Mandatory Investments

b.1) Brown Brothers Harriman & Co.
Line of business: Banking
Type of service provided: Custody
Cost charged to income	516	589	553

b.2) Depósito Central de Valores S.A.
Type of service provided: Custody
Line of business: Safe custody of securities
Cost charged to income	729	681	608

c) Expenses for stock market transactions

The following expenses were incurred for stock market transactions during the period 2012, 2011 and 2010, included in the account “Administration Expenses”

Stock Exchange of Santiago, stock Market:
	Years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Variable Commission (transactions)	416	397	298
Fixed Costs (Use of Terminals)	98	102	216
Balance at end of period	514	499	514
Stock Exchange of Santiago; Stock market Line of Business: Brokerage Amount owed : MCh$NIL Payment : Cash

:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d) Administration services and equipment maintenance

Provida has signed administration and maintenance equipment services contracts. The main services contracts are as follows:

d.1) Entel, Telefónica Móviles and Telefónica Chile:

Telecommunications services have been contracted with these companies. The contract contemplates services for long distance allowing signals transportation and the corresponding lines and equipments to provide such services. The costs of these services included in "data processing expenses" and "administrative expenses" amounted to MCh$102, MCh$124 and MCh$159 as of December 31, 2012, 2011 and 2010, respectively.

d.2) Tata Consultancy Services BPO Chile S.A.

This company provides the following services

Microfilm services and administration of archive and reception departments

This contract includes microfilming services of documents and the administration to the reception office and the archive unit. The costs incurred for these services are included in "administrative expenses" and amounted to MCh$764, MCh$405 and MCh$331 as of December 31, 2012, 2011 and 2010, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Design and management of centralized database

This contract includes the management and safekeeping of the database regarding participants’ contributions that have transferred to AFPs since 1981. Provida accesses and manages this database through centralized query. The agreement was signed on March 1, 2000. The costs for these services are included in “administrative expenses” and amounted to MCh$0, MCh$42 and MCh$91 as of December 31, 2012, 2011 and 2010, respectively.

Agreement for supplying digital forms

This agreement includes the implementation of an information capture process for participant contribution forms and other documents related to the Administrator’s operations, using digital imaging technology in general forms. The costs for these services are included in “administrative expenses” and amounted to MCh$9, MCh$20 and MCh$57 as of December 31, 2012, 2011 and 2010, respectively.

d.3) Agreement of rental and maintenance of equipments

Coasin Chile Ltda.

Contracts of equipment maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$50, MCh$122 and MCh$190 as of December 31, 2012, 2011 and 2010, respectively.

Nielsoft Informática Ltda.

Contracts of system maintenance. The costs of these services are included in “administrative expenses” and amounted to MCh$635, MCh$523 and MCh$313, as of December 31, 2012, 2011 and 2010, respectively.

d.4) Jordata Ltda.

This agreement considers the information capture process for participant contribution forms and other documents related to the Administrator’s operations. The costs for these services are included in “administrative expenses” and amounted to MCh$0, MCh$5 and MCh$20 as of December 31, 2012, 2011 and 2010, respectively.

d.5) Pensions and savings payments

Contract entered into with BBVA Chile S.A

Providing services of pension payments and saving withdrawals through a contract entered into with BBVA Chile S.A. on February 1, 2003. The related costs correspond to UF 0.044 (VAT included) for transactions between 0 and 25,000 for savings payments, and UF 0.031 (VAT included) for transactions beyond 25,000 for pension payments. The amounts accounted for as "administrative expenses" were MCh$223, MCh$170 and MCh$319 as of December 31, 2012, 2011 and 2010, respectively.

Contract entered into with Servipag

Service to pay pensions with Servipag; Contract in force since April 24, 2009, which amount is accounted for as "administrative expenses" for MCh$710, MCh$998 and MCh$839 as of December 31, 2012, 2011 and 2010, respectively.

Contract entered into with Banco Estado

Service to pay pensions with Banco Estado; Contract in force since March 31, 2010, which amount is accounted for as "administrative expenses" for MCh$223, MCh$236 and MCh$839 as of December 31, 2012, 2012 and 2010, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 Contract entered into with Caja de Compensación Los Andes

Service to pay pensions with Caja de Compensación Los Andes; Contract in force since August 8, 2011, which amount is accounted for as "administrative expenses" for MCh$55 and MCh$8 as of December 31, 2012 and 2011, respectively.

Contract entered into with Caja de Compensación Los Héroes

Service to pay pensions with Caja de Compensación Los Héroes; Contract in force since September 27, 2011, which amount is accounted for as "administrative expenses" for MCh$178 and MCh$0 as of December 31, 2012 and 2011, respectively.

d.6) Quarterly statement

Mailing service payment

Mailing services with AMF and Correos de Chile for delivering the individual capitalization account balance to the participants every four months. This contract is effective from September 2005 and March 2003, respectively. The amounts accounted for as "administrative expenses" amounted to MCh$1,031, MCh$952 and MCh$833 as of December 31, 2012, 2011 and 2010, respectively.

d.7) Other minor services

Other contracts with EFCO Servicios Generales S.A, Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssenkrupp (elevators), resulted in costs recognized as “administrative expenses” amounting to MCh$274, MCh$308 and MCh$340 as of December 31, 2012, 2011 and 2010, respectively.

NOTE 27.    DISAGGREGATION OF REVENUES AND EXPENSES ACCORDING TO THE FUND TYPE WHERE THEY ORIGINATED

The following is a breakdown of operational revenues and expenses according to their origin and the type of fund originating them:

	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,551	45,023	53,006	13,585	6,478	150,643
Fees for programmed withdrawals and temporary income	8	12	424	2,020	308	2,772
Gain on mandatory investments	2,588	2,617	6,405	2,231	674	14,515

	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(715)	(1,013)	(1,302)	(533)	(155)	(3,718)
Wages and salaries to sales personnel	2,087	2,887	3,889	1,000	435	10,298
Fees paid for custody of securities
• National	110	125	325	124	45	729
• Foreign	69	78	265	77	28	517
Fees paid to proxies of investments abroad	10	12	132	12	4	170
Expenses for transactions in stock exchange	60	68	295	67	24	514

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	33,586	42,337	47,673	10,705	3,363	137,664
Fees for programmed withdrawals and temporary income	10	17	535	1,883	250	2,695
Gain on mandatory investments	(3,106)	(1,700)	(378)	1,187	528	(3,469)

	For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(494)	(671)	(840)	(265)	(55)	(2,325)
Wages and salaries to sales personnel	2,204	2,778	3,162	826	237	9,207
Fees paid for custody of securities
• National	163	205	234	61	18	681
• Foreign	141	178	202	53	15	589
Fees paid to proxies of investments abroad	-	-	-	-	-	-
Expenses for transactions in stock exchange	56	58	326	48	11	499

	For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,256	39,812	43,791	9,501	2,641	128,001
Fees for programmed withdrawals and temporary income	10	23	475	1,571	193	2,272
Gain on mandatory investments	4,956	4,878	9,314	2,309	429	21,886

	For the year ended December 31, 2010
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	579	715	794	199	51	2,338
Wages and salaries to sales personnel	2,652	3,275	3,638	910	233	10,708
Fees paid for custody of securities
• National	148	166	220	60	14	608
• Foreign	128	157	200	53	15	553
Fees paid to proxies of investments abroad	10	11	24	8	1	54
Expenses for transactions in stock exchange	107	125	192	77	13	514

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28.     MISCELLANEOUS OTHER OPERATING EXPENSES

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Administrative expenses	22,935	22,140	22,479
Data processing expenses	3,902	3,794	3,270
Other operating expenses (1)	3,213	2,947	2,718
Marketing expenses	1,884	1,784	1,541
Total	31,934	30,665	30,008

(1)	Correspond to the expenses incurred for the evaluation and qualification of disability status of the participants

NOTE 29.     FINANCE COSTS

The detail of finance costs as of December 31, 2012, 2011 and 2010 is as follows:

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Interests for leasing contracts	25	28	29
Interests for use of bank overdraft line	5	-	12
Other	-	93	62
Total	30	121	103

NOTE 30.     OTHER NON-OPERATING EXPENSES

The detail of other non-operating expenses as of December 31, 2012, 2011 and 2010, is as follows:

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Fines from State institutions	126	61	41
Litigation	14	23	22
Other	199	292	133
Total	339	376	196

NOTE 31.     OTHER NON-OPERATING INCOME

The balance corresponding to “Other non-operating income” as of December 31, 2012, 2011 and 2010, is detailed as follows:

	For the years ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Rentals	1,741	1,843	2,184
Gains on sales of assets	1,761	560	-
Other income	1,399	647	380
Total	4,901	3,050	2,564

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32.    CONTINGENCIES AND RESTRICTIONS

a)	Guarantees granted:

Creditor of the Guarantee	Debtor		Type of Guarantee	Files Compromised		Pending payment of balance at closure of Financial Statements		Release of Guarantees
Under secretary of Finance	Name	Relation	Solidarian Codebtor	Type	Accounted Value MCh$	2012 MCh$	2013 MCh$	2013 MCh$	Assets MCh$
	AFC	Subsidiary		Guarantee letters	2,072	2,072	-	2,072	-

AFP Provida, as ratified by Shareholders’ vote held on January 7, 2002, has guaranteed a debt in the amount of UF 400,000 (MCh$9,136) to Administradora de Fondos de Cesantía de Chile S.A. The debt was incurred so that Administradora de Fondos de Cesantía de Chile S.A., could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee submitted by AFP Provida consisted in constituting the Administrator, in October 2002, as warrantor and joint co-signer exclusively of 37.8% of the aforementioned amount, in the contract for credit line operations intended to cover any eventual payments of bank guarantee letters signed by Administradora de Fondos de Cesantía de Chile S.A., in addition to the respective promissory notes, which maturity date is April 25, 2013.

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Company with bank guarantee letters of for the amount of UF 160,000 (MCh$3,655).

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

The Company’s contingency is approximately UF 914,019 (MCh$20,877). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c)	Insurance Contract

AFP Provida entered into an insurance contract with BBVA Seguros de Vida S.A. from January 1, 2005 to December 31, 2009 with payment rates described in Note 13, letter b), establishing an adjustment in the insurance rate in accordance with variations of casualties and monthly pre-payments of financial revenues.

On March 31, 2012, AFP Provida received UF 115,574.35 (MCh$2,640) from the insurance company BBVA Seguros de Vida corresponding to the January 2005-June 2009 period.

On April 30, 2011, AFP Provida received UF 25,016.49 (MCh$571) from the insurance company BBVA Seguros de Vida for the final settlement from the August 2003 - December 2004 contract.

On March 31, 2011, AFP Provida paid UF 20,652.67 (MCh$472) to the insurance company BBVA Seguros de Vida corresponding to the January 2005-June 2009 period and UF 62.35 (MCh$1) from the
August 2003 – December 2004 period.

d)	Litigation or other actions in which the company is involved:

As of December 31, 2012, there were labor lawsuits presented by the Administrator’s former employees, which are filed in various courts throughout the country. In the opinion of the Company’s Legal Advisory Division, at the end of these lawsuits, there will not be relevant unfavorable effects on the Company’s results.
Additionally, there are pending labor lawsuits related to pension matters in certain courts. According to the opinion of the Company’s Legal Advisory Division, there will not be unfavorable material effects on the Company’s results.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nevertheless, it is probable that an outflow or resources embodying economic benefits will be required to resolve the lawsuits and a sufficiently reliable estimate of the obligation can be made. To cover probable losses due to these lawsuits, the Company has established a provision for MCh$127 as of December 31, 2012.

NOTE 33.    SEGMENTS

The Company has only one segment.

NOTE 34.    SANCTIONS

a)	From the Superintendency of Pensions:

According to Resolution N°0012 of February 15, 2011, the Superintendency of Pensions sent an admonition for breaking regulations instructed by the Superintendency of Pensions in connection with the regularization of excess of investments in variable income securities in fund Types C and D.

According to Resolution N°0017 of February 23, 2011, the Superintendency of Pensions sent an admonition for breaking regulations instructed by the Superintendency of Pensions in connection with the elaboration and submission of conciliation files related to funds transferred to the Social Pension Institute for the payment of solidarity pension contributions.

According to Resolution N° 24 of April 15, 2011, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for maintaining a net seller position in Chilean pesos regarding forward contracts that involved Chilean Peso and Euro concerning Fund Types A, B, C, D and E, thus, breaking the regulation established in Book IV, Title I, Letter A of the  Standards Compendium of the Superintendency of Pensions.

According to Resolution N°0053 of August 29, 2011, the Superintendency of Pensions sent an admonition for omitting in the electronic certificates information regarding the fee charged by an intermediary in the programmed withdrawals of 42 participants, implying that 19 out of such 42 participants paid a higher fee than the one established by the regulation.

According to Resolution N°0078 of November 21, 2011, the Superintendency of Pensions sent an admonition for breaking instructions of Circular Note 1227 by omitting information regarding participation of the Company’s executives in other societies.

According to Resolution N° 0080 of November 29, 2011, the Superintendency of Pensions applied a fine of UF 3,500 (MCh$80) for irregularities in connection with the life and disability insurance coverage. On December 9, 2011, AFP Provida appealed to the Superintendency of Pensions for reconsideration of judgment. Subsequently, on June 06, 2012, the Superintendency of Pensions through Ordinary Note N°13,538 rejected the appeal lodged by AFP Provida.

According to Resolution N°0007 of January 30, 2012, the Superintendency of Pensions sent an admonition for failure to attend shareholder’s meetings of Fintesa Securitizadora S.A. held on February 10 and March 11, 2011, not being exempt, as per regulations of Book VI, title IX, Letter A, Chapter I, article IV of the Compendium of Rules issued by the Pension Superintendency.

According to Resolution N°0015 of February 7, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for omitting a forward contract for Fund Type C, and recording a forward contract as sale of Mexican Pesos against Chilean Pesos, but the contract was a purchase of foreign currency related to national currency.

According to Resolution N°0017 of February 9, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for irregularities in the electronic transmission of certificates to SCOMP.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

According to Resolution N°0034 of June 6, 2012, the Superintendency of Pensions sent an admonition to inform to the Social Pension Institute a factor actuarially wrong regarding its participants, which provoked an alteration in the solidarity pension contribution paid to them.

According to Resolution N°0040 of June 6, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for breaking the ruling regulation by purchasing a bond first issued from JP Morgan Chase Bank of ISIN XS624807698 on June 21, 2011, an instrument that at that date was not eligible for pension funds.

According to Resolution N°53 of August 21, 2012, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for irregularities in the treatment of transferring funds from IPS (Social Pension Institute) for payments of APS (Solidarity Pension Contributions).

According to Resolution N°0069 of October 9, 2012, the Superintendency of Pensions sent an admonition for breaking the ruling regulation established in Articles 4 bis, 12, 69 first and second clauses  in relation to Articles 17, second clause, 54, and 59, all of them of Decree Law 3,500 of 1980, when determining charges and payments of  the life and disability insurance premium.

According to Resolution N°0094 of December 19, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for breaking the ruling regulation regarding currency hedging.

According to Resolution N°00100 of December 27, 2012, the Superintendency of Pensions sent an admonition for breaking the ruling regulation regarding information of fees paid in pension funds for investments in investments vehicles.

b)	From other administrative authorities:

For all periods presented there are no sanctions from other administrative authorities.

NOTE 35.     ENVIRONMENT

The Company does not own industrial facilities that can affect the environment.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36.     SUBSEQUENT EVENTS

On January 9, 2013 Provida received a proceeds totaling US$130,098,199.80 for the sale of AFORE Bancomer, on which taxes were paid in Mexico amounting to US$12,341,116.54. This transaction was approved in the Extraordinary Shareholders’ of Provida Internacional meeting held on November 27, 2012. The book value of the non-current assets held for sale at that date was US$42,445,899.87 which amount including the reversal of the accumulative translation adjustment will result in a gain net of taxes of US$68,201,909.40 on the sale.

In the Extraordinary Shareholders meeting of Provida Internacional S.A. held on January 23, 2013, it was agreed to sell the entire stake in the Peruvian entity "Administradora de Fondos de Pensiones Horizonte S.A.” equivalent to 15.87% of share capital, to a company in the BBVA Group that would be indicated by BBVA S.A, Spain. The transaction was on February 27, 2013 and amounted to a gain net of taxes of US$42,893,579.85.

According to Resolution N°0014 of January 29, 2013, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for breaking the ruling regulation relating to the attendance to the Shareholders’ meeting established in the Article 45 bis of Decree Law 3,500.

On February 1, 2013, BBVA Spain, ultimate parent of AFP Provida S.A., subscribed a sale agreement with MetLife Group for the entire stake held in AFP Provida (parent company of Provida Internacional S.A.) equivalent approximately to 64.3%.

On April 2, 2013, Administradora de Fondos de Cesantía Chile S.A. informed that on March 26, 2013 it replaced six original bank guarantee letters issued by Banco Santander and taken on behalf of the Under-Secretary of Finance and under its custody for a total amount of UF 240,000. Such guarantee letters had an expiration date on April 25, 2013, acting AFP Provida as warrantor and joint co-signer for the obligations arising from such letters. The six new letters issued by the same bank and similar total amount have an expiration date on January 31, 2014 and shareholders are not considered as sureties, warrantors guarantors or joint co-signers.

At the date of the issue of these financial statements (April 17, 2013) no significant subsequent event exists that could materially affect these financial statements.