Form 20-F
period 2013-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2014-04-30
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________.
For the transition period from _____ to ______ .
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
Chief Financial Officer
Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone number: (56-2) 2351-1483
Fax number: (56-2) 2351-1019
E-mail: myanezm@provida.cl
(Name, Address, including zip code, and telephone number, including area code, of Registrant’s agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, without nominal (par) value	New York Stock Exchange*
American Depositary Shares (ADS) each representing fifteen shares of Common Stock, without nominal (par) value	New York Stock Exchange

* Not for trading, but only in connection with the registration of ADS, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

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

PRESENTATION OF INFORMATION

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2013, one UF was equivalent to Ch$23,309.56. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2013, which was Ch$524.61 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

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

The term “Banco Bilbao Vizcaya Argentaria”, “BBVA Group” and “BBVA, Spain” means the parent of AFP Provida until September 30, 2013 which currently performs this function through Inversiones Previsionales S.A. (formerly done through BBVA Inversiones Chile SA).

The term “MetLife” and “MetLife Chile Acquisition Co. S.A.” means the ultimate parent of AFP Provida since October 1, 2013, which holds its interest in Provida through Inversiones Previsionales S.A.

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

In October 2008, matters relating to collective voluntary pension savings were implemented, such as a governmental subsidy to formalize the hiring of young workers, voluntary affiliation, and certain life and disability insurance (entitlement of women up to 65 years of age, entitlement of spouses to become insurance beneficiaries, and the elimination of a second determination in cases of total disability). Additionally, investment measures were implemented, such as the expanding the investment alternatives to pension funds in Chile and at the international level; gradually increasing the abroad investment limits; establishing an investment regime regulating specific matters on investments of Pension Funds by fixing limits on indirect investment and authorizing Fund Type E to invest in variable income (up to 5% of its portfolio).

One of the main changes introduced by the Pension Reform Law and implemented in 2009 was the life and disability insurance bidding process in order to: (i) increase transparency in fees charged by AFPs and in costs related to life and disability insurance; (ii) obtain a more competitive price for this insurance; (iii) correct gender inequities; and (iv) disincentive discrimination among participants, leading AFPs to focus on competence based on variables in the administration of individual accounts. Likewise, this new requirement intends to appropriately control the risks of providing life and disability insurance.

The life and disability bidding process is carried out by the AFPs as a whole. This process is ruled by regulations established by Law with bidding conditions. In this offer, any life insurers may participate provided that they are legally constituted at the bidding date. The insurance is awarded to one or more insurance companies offering the best economic offer. Awarding the insurance to more than one insurer avoids excessive risk concentration for the coverage of the entire life and disability insurance risk. The awarding criteria are established by the General Rule of the Superintendency of Pensions and the Superintendency of Securities and Insurance.

Likewise, the participants’ contributions destined to finance the insurance, expressed as a percentage of remunerations and taxable incomes, have a criterion for all the system’s participants. Although the AFPs are not responsible for financing the insurance, the premiums are collected along with mandatory contributions of participants, which are transferred to the insurance companies.

A difference due to participants’ gender may arise between the contribution to finance the insurance and the necessary premium to finance such insurance. The AFPs should transfer the difference in each of the capitalization accounts of those participants who paid a higher contribution to such premium.

In the case of bankruptcy of any awarded insurance company, the rest of the insurers would assume the corresponding risk regarding those casualties that have occurred since the bankruptcy date and until the expiration date of the contract. In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the “State Guarantee”. The coverage of such guarantee is for 100% of the prevailing minimum pension and 75% over the excess of the pension with a maximum of UF 45 for each beneficiary or pensioner.

In May 2009, the first life and disability insurance bidding process was carried out for a 12-month coverage period effective on July 1, 2009. Under this new process, the insurance cost was 1.87% over the taxable remunerations of workers for all the AFPs. The second life and disability insurance bidding for a 24-month coverage period effective on July 1, 2010 was awarded at an average cost of 1.49%. The third bidding process, for a 24-month coverage period effective on July 1, 2012, was awarded at an average cost of 1.26%.

As Provida no longer provides the insurance coverage, the Company reduced the fees charged to its participants from 2.64% to 1.54% over their taxable remunerations starting on July 1, 2009.

In the case of dependent workers, the contribution to finance the insurance (additional contribution) is paid by the employer, except for dependent young workers (between 18 and 25 years) who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011.

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

The awarded AFP is the AFP offering the lowest fee (which at the same time must be less than the fees in effect at the date of the bidding process) for a 24-month period, during which such AFP is not able to modify its fees, including those portfolios of participants already managed by such AFP.

The first bidding process was carried out in January 2010, in which AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. participated. On February 1, 2010 it was announced that the awarded company was AFP Modelo, offering the lowest fee of 1.14%. AFP Modelo`s pension plan became effective on August 1, 2010, therefore, from that date onwards those dependent and self-employed workers, as well as voluntary participants that entered for the first time to the pension system of individual capitalization, had to contribute for a 24-month period in AFP Modelo. After such period, workers were entitled to move to another AFP.

In January 2012, the second bidding process to award all new participants was carried out, in which AFP Modelo, AFP Planvital and AFP Regional (which has been legally incorporated, but has not yet started operations) participated. On January 30, 2012, the Superintendency of Pensions announced that AFP Modelo offered  the lowest fee of 0.77% and awarded them the administration of new participant accounts for the 24 months starting August 1, 2012.

Finally, in January 2014, the third bidding process was carried out for the administration of the pension accounts of new participants, and the AFPs competing in the process were AFP Modelo and AFP Planvital S.A. On January 27, 2014, the Superintendency of Pensions announced that AFP Planvital had presented the lowest fee commission of 0.47% and awarded AFP Plantival the administration of all new participant pension accounts for the 24 months starting August 1, 2014.

Provida considers that it possesses competitive advantages to successfully face the new conditions in the industry, given its more than 30 years of experience in the pension industry. Additionally, Provida has carried out all the processes and developments in order to fully comply with all the changes brought about by the implementation of the Pension Reform Law, as well as continued training its workers to provide the best service to customers.

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2013, 2012, 2011, 2010 and 2009 financial information is derived from our audited Consolidated Financial Statements as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Our audited Consolidated Financial Statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The financial data as of and for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009 in the table below are presented in nominal pesos.

In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2013, are translated at the Observed Exchange Rate for December 31, 2013 of Ch$524.61 per US$1.00. These translations should not be construed as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

As of and for fiscal years ended December 31,
	2013	2012	2011	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$
Consolidated Income Statement Data
IFRS:
Revenues from operations(1)	186,753	178,233	149,779	169,342	214,002
Expenses from operations(2)	(95,236)	(69,364)	(67,151)	(71,897)	(133,358)
Net operating income	91,517	108,868	82,628	97,445	80,644
Other income (expenses) net(3)	78,137	20,671	13,939	11,619	8,247
Income tax expense	(29,567)	(25,506)	(17,712)	(17,440)	(14,449)
Profit (loss)	140,087	104,034	78,855	91,624	74,442
Profit per share and per ADS (4)
Profit from operations per share	276	329	249	294	243
Basic and diluted earnings per share	423	314	238	277	225
Dividends per share and per ADS (5)	545	276	209	187	58
Dividends per share and per ADS (in US$) (6)	1.04	0.58	0.40	0.40	0.11
Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317
Consolidated Statement of Financial Position
IFRS:
Current assets(7)	62,976	100,447	70,253	61,967	57,069
Mandatory investment	234,929	217,072	201,418	204,526	179,129
Property, plant and equipment	23,703	26,383	27,787	28,660	29,641
Total assets(7)	355,996	387,230	373,538	370,312	339,152
Equity	242,007	314,674	304,780	293,994	269,378

(1)	Revenues from operations include revenues from fee income, gains (losses) on mandatory investments and other revenues.
(2)	Expenses from operations include life and disability insurance premium expense, employee expenses, depreciation and amortization, impairment losses and miscellaneous other operating expenses.
(3)
Other income (expenses) include finance costs, financial income, share of profit (loss) of associates accounted for using equity method, exchange differences and other non-operating income and expenses.

(4)	Profit per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(5)	Calculated on the basis of one share per ADS. Dividends per share and per ADS in Chilean pesos represent actual dividends paid to December 31, 2013.
(6)	Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.
(7)
Current assets and Total assets for 2012, 2011, 2010 and 2009 reflect the reclassifications as described in Note 4 in the Financial Statements and effected therein as of December 31, 2013 and 2012 for current and deferred taxes.

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

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Year	Average	High	Low
2009	559.67	643.87	491.09
2010	510.38	549.17	468.37
2011	483.57	533.74	455.91
2012	486.59	519.69	469.65
2013	495.23	533.95	466.50

Source: Central Bank.

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Months	Monthly Average	High	Low
October 2013	500.96	508.58	493.36
November 2013	520.35	529.64	507.64
December 2013	529.20	533.95	523.76
January 2014	538.36	553.84	527.53
February 2014	554.69	546.94	563.32
March 2014	563.45	563.24	550.53

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issuance of this report, the exchange rate on April 25, 2014 was Ch$560.36 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s revenues from operations comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 84.2% of the total revenues from operations for the year ended December 31, 2013. As a result, the economic situation in Chile related to economic activity indicators and employment conditions significantly affects the Company’s results.

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

Additionally, Provida’s financial condition and operations results could also be adversely affected by changes in the economic policies implemented by the Chilean Government, political or economic developments in Chile or those affecting Chile. Changes in the development of the Chilean economy could adversely affect Provida’s ability to develop its business strategy.

It is important to note that natural disasters occurring in Chile, (i.e. an earthquake, such as the one that occurred on February 27, 2010) could be another factor affecting the country's economy and thus Provida's results if they affect the unemployment level in the country, result in tax increases or cause significant damage to Provida’s assets.

Pension funds are global investors, which are affected by the economies of neighboring countries as well as by worldwide economic development

Pension funds, such as those managed by Provida, are global investors and are therefore affected by both the economies of neighboring countries as well as by worldwide economic factors. In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 42.6% of Provida’s total assets under management for the year ended December 31, 2013.

The Pension Reform Law increased the percentage of investments which AFPs are allowed to make abroad, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% after the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum investments limits abroad: 45% as of October 1, 2008, 50% as of December 1, 2008, 55% as of April 1, 2009 and 60% as of August 3, 2009. In November 2010, the Central Bank increased again the maximum global investment limit abroad from 60% to 80%, gradually increasing as follows: 65% as of December 1, 2010, 70% as of March 1, 2011, 75% as of June 1, 2011 and 80% as of September 1, 2011.

Such increases permit pension funds to have new investment opportunities, which could improve the diversity of their investment portfolios, but at the same time increase the potential exposure to the international markets of the total assets managed by the AFPs.

The worldwide economy could affect Provida’s returns obtained on mandatory investments and therefore its net profit.

Provida has limitations on significantly increasing its market position

According to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share of 35% in terms of number of participants and 28% in terms of assets under management. Given its position in this market and its relative size, it is highly probable that competitors will take steps toward attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$23,821,383 (US$45.5 billion) as of December 31, 2013 are very large with respect to the size of the local capital market measured by its total capitalization. This reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its participants. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to decrease the number of participant transfers. Any decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

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

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as mandatory investment equal to 1% of the value of each pension fund under management in order to provide a minimum return on investments for each of its pension funds. This minimum return is based on a weighted average of the return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio compositions, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s return for a certain month is lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to comply with either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in the pension funds”.

The Pension Reform Law increased the investment limits for the pension funds. However, Provida cannot ensure that it will be able to fulfill minimum return requirements or the minimum reserve.

Provida’s business and results of operations may be affected by changes in laws, regulations or Chilean Government proposals

On January 16, 2008, the Pension Reform Law in relation to the private pension system was approved and was published as the Republic Law (N° 20,255) in the Official Gazette on March 17, 2008. The first changes started to be implemented on July 1, 2008. Changes introduced by the reform can be summarized in four areas: coverage improvement, new industrial organization, investments and new institutional framework.

As a result of the implementation of the Pension Reform Law, there is a bidding process of all new participants entering the system every two years beginning in July 2010 and for a 24 month period, to the AFP offering the lowest variable fee is awarded the new participant`s accounts. This fee must be lower than the lowest fee operating in the industry and must apply to the AFP’s entire portfolio and not only to the portion awarded.

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

In addition, Provida is subject to changes in tax laws. Reflecting the above, in September 2012 Chile implemented a new tax law maintaining the applicable tax rate at 20% instead of lowering the rate to 18.5% for 2012 and 17% from

2013 thereon, as established in a previous change in tax law made in 2010. Further increases in applicable taxes, or other negative tax treatment, could have a negative effect on Provida’s financial results.

The risk of a higher casualty rate and the consequent effect on expenses from operations is subject to the fluctuation of interest rates for life annuities and the returns achieved by pension funds

In terms of expenses from operations, life and disability insurance has represented a significant source of expenditures for the Company. Life and disability insurance is considered a long-term obligation because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (partial disability is defined as a decrease between one half and two thirds of one’s working capacity). Until October 2009, the total disability benefits (total disability is defined as a decrease in more than two thirds of one’s working capacity) were also granted three years after the initial disability determination.

Before the changes introduced by the Pension Reform Law, including the bidding process for life and disability insurance by all the AFPs in July 2009 (see “Item 3. Key Information —Recent Regulatory Changes”), Provida was legally obligated to provide life and disability benefits by individually contracting compliant insurance.

Even though the Pension Reform Law eliminated the AFP’s individual obligation regarding the coverage of casualties beginning on July 1, 2009, by awarding the life and disability administration to a group of insurers, the obligation of those casualties pending payment due to temporary disability under coverage as of June 30, 2009 will remain as Provida’s.

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

According to the last insurance contract policy with coverage effective between January 1, 2005 and June 30, 2009, between Provida and BBVA Seguros de Vida entered into before the implementation of the Pension Reform Law, the Company had the obligation to make additional premium payments if the casualty costs were greater than the temporary payments, up to a maximum amount previously defined. The risk of a greater casualty cost and its consequent effect on the Company’s expenses from operations was subject to the returns of life annuities and pension funds beginning on July 1, 2009, factors that had an inverse relationship with the economic cost of casualties. Therefore, the Administrator could be forced to pay additional contributions if such factors deteriorate and result in a negative effect.

Provida requested BBVA Seguros de Vida, in conformity with the new regulation, to value reserves at the prevailing market interest rate instead of a historical interest rate (defined as the minimum interest rate of the previous semester) so that the Company’s liability would more accurately reflect the amount that would be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions), the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration to that of the insurance liability.

In view of changes made in the management of assets and liabilities associated with the life and disability insurance, AFP Provida has mitigated the risk associated with interest rate fluctuation.

As of December 2013, the Company continued recording its obligations for this concept at fair value in accordance with the casualty model that considers the future evolution of relevant variables under prudent scenarios, which might include constituting higher provisions than those required by law that correspond to the surplus of the insurers’ balance sheets. Provida recorded an expense in its provisions for unfavorable casualty rate of MCh$1,940 as of December 31, 2013, primarily due to the constitution of reserves for possible survival claims that may arise related to deceased participants that were paid disability pensions (MCh$3,478) as of December 31, 2013.

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

In the case of bankruptcy of all involved insurance companies, the State guarantees the necessary additional contributions to complete the required amount to finance the life and disability pension through the State guarantee. The coverage of such guarantee is 100% of the prevailing minimum pension and 75% of the excess of the pension with a maximum of UF 45 per month (MCh$1 approximately) for each beneficiary or pensioner.

Item 4. INFORMATION ON PROVIDA

A.	History and development

Administradora de Fondos de Pensiones Provida S.A. is a corporation formed under the laws of Chile. Its deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce in Santiago of Chile on April 6, 1981, under number 6,060, subsection 3,268. Provida’s by-laws specify that the Company shall have a duration of one hundred years, beginning on the date on which its existence was authorized. Provida’s registered office is located at 100 Pedro de Valdivia Avenue, 16th floor, Providencia, Santiago, Chile. Provida’s telephone number at that location is (56-2) 2351-1200 and its website is www.provida.cl.

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2013, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the six AFPs operating in Chile in terms of the number of participants, contributors, assets under management, participants’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the solidarity character of the system, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 1990s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 35% in 2013 in terms of participants and from 20% before the mergers to 28% in 2013 in terms of total assets under management.

Since 1993 Provida has participated in establishing private pension systems in other countries in Latin America, achieving at the end of the 1990s equity interests in AFPs in Peru, Ecuador, Mexico, El Salvador and Colombia through its subsidiary, Provida Internacional. In 1999, the BBVA Group purchased a controlling interest in Provida and since 2001 the Company participated with BBVA Group under a joint strategy to boost the aggregate pension holdings in Latin America.

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

In May 2004, Provida sold its 30.00% equity interest in AFP Porvenir in the Dominican Republic to the local investor Progreso Group retaining a 70.00% equity interest to carry out the merger process between AFP Porvenir and BBVA Crecer, in which the BBVA Group held a 70.00% equity interest. Following the merger, Provida and the BBVA Group each held a 35.00% equity interest in AFP Porvenir and the remaining 30.00% was held by the Dominican financial investor Progreso Group. Also in October 2004, Provida Internacional sold its equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, due to moderate growth perspectives for that mature market.

In 2007, Provida Internacional sold 10.00% of its equity interest in BBVA Crecer AFP S.A. to one of the companies of the Vicini Group, retaining a 25.00% equity interest in such AFP. In December 2007, Provida Internacional sold the remaining 25.00% equity interest to the Bank of Nova Scotia of Canada, as a result of which Provida Internacional no longer has an equity interest in that company.

On May 24, 2012, the former ultimate parent of AFP Provida, Banco Bilbao Vizcaya Argentaria S.A. (“BBVA S.A.”), disclosed it had decided to initiate a study of strategic alternatives for its mandatory pension business in Latin America. Among the alternatives considered was the sale of all or part of its AFPs in Chile, Colombia and Peru, and the Administradora de Fondos Para el Retiro (Administrator of Retirement Funds) AFORE in Mexico.

In connection with the aforementioned process, in November 2012, Provida Internacional agreed to sell its entire 7.5% stake in BBVA S.A.’s Mexican affiliate Administradora de Fondos Para el Retiro Bancomer, S.A. de C.V. ("AFORE Bancomer”), to AFORE XXI Banorte, S.A. de C.V. The closing of this transaction occurred on January 9, 2013. As determined by resolution of both Provida Internacional's Board of Directors and the Extraordinary Shareholders’ meeting on November 27, 2012, this transaction was considered favorable to Provida’s interests, both from an economic point of view and in consideration of the purpose and core business for which Provida Internacional was incorporated. Provida Internacional's Board of Directors and the Extraordinary Shareholders’ meeting concluded that its investment in AFORE Bancomer had over time become a passive investment. For this reason and considering future projections for AFORE Bancomer as well as other factors, the proposed sale to AFORE XXI Banorte, S.A. de C.V. of Provida Internacional's 7.5% stake in AFORE Bancomer was deemed by Provida Internacional's Board of Directors and the Extraordinary Shareholders’ meeting to be in the best interests of the company.

Subsequently, in January 2013, Provida Internacional approved the sale of its entire 15.87% stake in BBVA’s Peruvian affiliate Administradora de Fondos de Pensiones Horizonte S.A. ("AFP Horizonte"), to a company in the BBVA Group to be designated by BBVA S.A. This transaction was consummated over the Lima Stock Exchange via a trade on February 27, 2013 with BBVA S.A.’s affiliate Corporación General Financiera S.A. The sale of Provida Internacional’s interest in AFP Horizonte was approved by Provida Internacional’s Board of Directors and the Extraordinary Shareholders’ meeting on January 23, 2013, because it was considered to be in the corporate interests of AFP Provida and Provida Internacional, both economically and in consideration of the purpose and core business for which Provida Internacional was incorporated. Provida Internacional’s Board of Directors and the Extraordinary Shareholders’ meeting concluded that its investment in AFP Horizonte had over time become a passive investment. As this was a related party transaction for Provida Internacional at that moment, and Provida Internacional is a subsidiary of a publicly held corporation, the rules established by the Companies Law with respect to the conduct of related party transactions were followed. In particular, an independent third-party valuation was obtained, and the transaction was reviewed by AFP Provida’s management and Board of Directors and was approved by the Extraordinary Shareholders’ meeting of Provida Internacional.

Regarding local investments, Provida became a shareholder of Investment DCV (“DCV”) in 1993, a company whose main purpose is to invest in entities engaged in offering securities to the public and in which Provida held a 23.14% equity interest as of the filing of this annual report.

Since 2000, Provida has been a shareholder in PreviRed.com (“PreviRed”), a company that provides electronic collection services for pension contributions. As of the filing of this annual report, Provida held a 37.87% equity interest in PreviRed.com.

In 2002 a consortium composed of AFPs Provida, Habitat, Cuprum, Capital and Planvital was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), in which Provida held a 49.20% equity interest until 2013, when AFC acquired shares from AFP Habitat and distributed among all the rest of AFPs, thus they increased their equity interests over the shares with economic rights.

In April 2012, it was carry out the second bidding process regarding the administration of unemployment insurance, being awarded to the Grupo Nueva Providencia II, a group composed of AFP Cuprum, AFP Capital, AFP Planvital and BBVA Rentas e Inversiones Limitada. The new company called Administradora de Fondos de Cesantía de Chile II, in which Provida does not hold any equity interest, began to operate on October 7, 2013, meanwhile the company Administradora de Fondos de Cesantia de Chile (AFC I), in which Provida holds equity interest, ended its operations from that date and is currently under process of liquidation, which shall not exceed more than three years, and which will be completed upon final approval of the Superintendency of Pensions.

B.	Change of Controlling Parent

On July 19, 2013, the Superintendency of Pensions authorized the entity MetLife Chile Acquisition Co. S.A. and Inversiones MetLife Holdco Tres Limitada to jointly acquire (direct and indirectly the first entity, meanwhile indirectly the second entity) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A.

MetLife Chile Acquisition Co. S.A. (the "Bidder") declared that its tender offer in Chile, for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, issued by the Company ("Share" or "Shares") in the terms specified in the initial notice published in the newspapers El Mercurio and La Tercera on August 28, 2013 (“Offer in Chile”), was successful. The Bidder received acceptances of the Offer in Chile for a total of 58,949,845 shares, representing 17.79% of the total shares of Provida. Such shares were acquired at US$6.1476 per share.

Additionally, the Bidder conducted a tender offer in the United States for 100% of the shares held by U.S. holders, and up to 100% of the shares represented by American Depositary Shares ("ADSs") held by all holders of ADSs, wherever located ("Offer in the U.S."). The Company was informed that the Bidder received acceptances for 4,631,368 ADSs, representing 69,470,520 shares, and additionally, it received acceptances for 220,508 ADSs representing 3,307,620 shares under the mechanism of "guaranteed delivery" as defined in the United States Securities Exchange Act (the "Exchange Act"), which have been accepted for payment subject to fulfillment of the requirements of such mechanism. Such ADSs were acquired at US$92.2140 per ADS.

Finally, as agreed in the "Transaction Agreement", signed on February 1, 2013, among Banco Bilbao Vizcaya Argentaria S.A. ("BBVA"), BBVA Inversiones Chile S.A. (together with BBVA, the "BBVA Parties"), MetLife, Inc. ("MetLife") and the Bidder, the Company was informed that on October 1, 2013 (the “Closing Date”), the BBVA Parties had transferred to the Bidder total control over all the shares issued by the Chilean closely held corporation called Inversiones Previsionales S.A. (“Inversiones Previsionales”), Chilean Tax ID No 76,266,631-6, less one of these shares which was transferred to Inversiones MetLife Holdco Tres Limitada, Chilean Tax ID No 76,265,745-7, thereby indirectly transferring on that date to the Bidder, control over 171,023,573 shares (representing approximately 51.62% of the Shares) held directly by Inversiones Previsionales.

As a result, as of the Closing Date, the Bidder became, directly and indirectly, the owner and controlling shareholder of 299,443,938 shares (including shares represented by ADSs and 46,445 shares of which were indirectly held by MetLife before the tender offers were commenced, which were sold to the Bidder in the Offer in Chile), representing, in the aggregate, 90.38% of the shares of Provida.

As of the closing date of the Offer in the U.S.A., the number of shares directly or indirectly held by the Bidder increased by 3,305,385 shares, purchased under the mechanism "guaranteed delivery" as referred to in the Exchange Act. Therefore, MetLife Chile Acquisition Co. S.A. held a 91.38% stake in AFP Provida (through Inversiones Previsionales S.A. and ADSs) as of December 31, 2013.

As reported in the prospectus for the Offer in Chile, the ultimate controlling shareholder of the Bidder, and therefore of Provida as of October 1, 2013, is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

Recent developments

On March 31, 2014, Chilean President Michelle Bachelet submitted a new tax reform bill to Congress. The bill has four main objectives: (i) increase tax revenue in order to finance government programs and pay down the fiscal deficit, (ii) more equitably distribute tax burdens, (iii) create new and more effective incentives for saving and investment and (iv) reduce the rate of tax evasion. The bill seeks to increase tax revenues by 3% of GDP, 2.5% from changes to the tax structure and 0.5% from reduction in tax evasion. The bill’s main reforms include an increase of the corporate income tax rate to 25 % within 4 years (21% in 2014, 22.5% in 2015, 24% in 2016 and 25 % in 2017) and the elimination by 2018 of the Accumulated Tax Profit Fund (Fondo de Utilidades Tributables), which allows corporations to defer taxes on business profits until they are distributed, and a shift to accrual-based taxation. Congress is expected to vote on and pass the bill by May 21, 2014.

Capital expenditures and divestitures

In 2013, 2012 and 2011, aggregate capital expenditures totaled MCh$9,987 (approximately MUS$19) and divestitures totaled MCh$99,679 (approximately MUS$190), primarily due to the disposal of equity interests held in AFORE Bancomer and AFP Horizonte.

In 2013, capital expenditures were MCh$1,936 mainly related to investments in facilities and branch offices restructurings and purchases of computer equipment and software. Moreover, capital divestitures were MCh$95,521 and were related to sales of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru, and the sale of properties that were not being used by AFP Provida.

In 2012, capital expenditures related to investments in property, plant and equipment made in the ordinary course of business were MCh$4,381, mainly due to construction and real estate costs and the purchase of computer equipment and software. Likewise, capital divestitures were MCh$3,247 and were related to sales of property, plant and equipment specifically construction and real estate.

In 2011, capital expenditures related to investments in property, plant and equipment made in the ordinary course of business were MCh$3,670, primarily due to the installation and restructuring of branch offices and the purchase of computer equipment and software. Capital divestitures related to sales of property, plant and equipment were MCh$911 and were specifically sales of real estate.

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2013, 2012 and 2011:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Capital Expenditures	(1,936)	(4,381)	(3,670)
Divestitures	95,521	3,247	911
Source: Superintendency of Pensions

B.     Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must hold a minimum capital equal to UF 5,000 (approximately ThUS$220), which increases based on the number of participants up to UF 20,000 (approximately ThUS$890) for AFPs with over 10,000 participants. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If an AFP is not able to do so, the Superintendency of Pensions would revoke the AFP’s authorization of existence and liquidate it.

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

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement became effective beginning on January 1, 2012 and from that date onward, self-employed workers must gradually make contributions based on 10% out of 40% of their salary in 2012, 10% out of 70% of their salary in 2013 and 10% of their total salary during 2014, equating to the contribution of dependent workers. However, for each of these years, the self-employed worker may waive this requirement if he expressly declares. Commencing on January 1, 2015, there is an obligation to make contributions based on 100% of the salary without the possibility of waiving. Additionally, the new regulation incorporated the concept of a “voluntary participant”, which refers to any individual who does not engage in a remunerated activity but decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s participants by their employers and those contributions from Provida’s self-employed participants and voluntary participants. Those monthly contributions are credited into each participant’s individual capitalization account. In the case of dependent workers, each employer must provide Provida with a monthly payroll listing all its employees who are participants of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary participants may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, dependent workers whose spouses are voluntary participants can grant authorization to their employers to deduct the contributions to be added to their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in the city of Santiago for processing. Additionally, pension contributions may also be paid online at website www.previred.cl.

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

Finally, voluntary pension savings correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF 50 (approximately US$2,220). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.38) for fund transfers collected for other financial institutions.

As a way to improve the volume of participants’ contributions and therefore the coverage of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC” in its Spanish acronym) that corresponds to a contract to be agreed between the employer and his workers and the AFP or an authorized institution. This APVC is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this type of contribution. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this type of contribution, tax incentives have been established for workers.

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

- Committee of Investments and Risks. This committee is comprised of the Chief Executive Officer, the Chief Investment Officer, Risk Manager and other executives that might be designated. The responsibilities and attributions of this committee are, among others: to review the different measures of risk-return presented by the Risk Management; to approve different issuers, counterparts, mutual funds agencies and agents, etc., proposed by the Investment Management Area; to take notice of any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

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

For this, the responsible party for asset management is the Investment Area, which includes Variable Income Management, Fixed Income Management, Alternative Assets & Strategy Management and Middle Office Deputy Management, all of which report directly to the Chief Investment Officer. These Units include full-time research analysts with experience in investments, economics and securities. Provida also receives external advisory services provided by domestic and international consultants who provide advice to the Investment Area on trends and developments affecting the value of current and potential investments.

In Chile, all secondary market trading by AFPs must be executed in the formal trading markets either through a securities exchange or a competitive bidding process. Potential investments are validated on a daily basis by Provida’s Department of Administration and Valuation, which is part of the Financial Control Deputy Management’s Back Office Unit under the Company’s Planning and Financing. Additionally, this unit has the obligation of disclosing to the Superintendency of Pensions a daily report of all investment activities.

It is important to note that since 2006, Provida has a quality certification in accordance with the ISO 9001-2000 Norm, which has been renewed periodically. The last renewal was made in December 2012 and includes the period between January 2, 2013 and January 1, 2016 provided that surveillance audits become satisfactory. This certification includes investment processes made by the Money Market Desk, which is part of the Investment Area, and also tasks related to registration, valuation, custody, payment and control of investments executed by the Back Office Unit, as part of the Financial and Investment Control Deputy Management, which belongs to Planning and Financing Management; as well as tasks performed by the Accounting Pension Fund Department, which is part of the Account Deputy Management also belonging to the Planning and Financing Management. The Middle Office Deputy Management is also included in, the Investments Area, which acts as an intermediary and coordinator between the Money Market Desk, the Back Office Unit and the Financial Risk Deputy management, reporting to Risk Management, which is responsible for establishing principles, and general guidelines in terms of good practices that AFP Provida should adopt in relation to managing their risks.

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

The Pension Reform Law increased the range allowed for AFPs to make investments abroad, from a range between 30% to 45% to a range between 30% to 60% during the first twelve months following the enactment of the Pension Reform Law (from October 1, 2008 to September 30, 2009); and between 30% to 80% after the thirteenth month (October 1, 2009). In September 2008, the Central Bank gradually increased the maximum investments limits abroad: 45% after October 1, 2008, 50% after December 1, 2008, 55% after April 1, 2009 and 60% after August 3, 2009. In November 2010, the Central Bank again increased the maximum global investment limit abroad from 60% to 80%, gradually increasing as follows: 65% after December 1, 2010, 70% after March 1, 2011, 75% after June 1, 2011 and 80% after September 1, 2011.

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

Fund Type Requirements
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

For participants with programmed withdrawal, temporary income with deferred life annuities or immediate life annuities with a programmed withdrawal plan, 100% of their savings are initially allocated to fund Type D. Thereafter, these participants may opt for any fund among the permitted alternatives.

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (42.9% at the end of 2013) while fund Types A, B and D managed by the Company have reached significant sizes from the voluntary changes and substantive transfers recorded after September 2002.

	Assets under management of Provida
	December 2002		December 2013
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	3,367,104	14.1%
Fund Type B	1,177,690	11.7%	3,829,508	16.1%
Fund Type C	7,346,323	73.2%	10,208,629	42.9%
Fund Type D	1,016,124	10.1%	4,334,986	18.2%
Fund Type E	395,863	3.9%	2,081,156	8.7%
Total	10,048,691	100.0%	23,821,383	100.0%
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

The mandatory investment’s purpose is to provide a guarantee in the event that the performance of a specific pension fund drops below the required minimum level of return. This requirement has been determined in accordance with the different portfolio compositions, requiring those with a greater investment in variable income securities and therefore potentially subject to higher volatility (funds Type A and B), a larger margin to achieve the requirement. As a consequence, for pension funds Type C, D and E, this level is the lesser of (a) the weighted average annual return for the last 36 months of the same type of all pension funds in the system less 2% and (b) 50% of the weighted average annual return for the last 36 months of the same type of all pension funds in the system. The minimum return for pension funds Type A and B is the lesser of (a) the weighted average annual return for the last 36 months of the same type of all pension funds in the system less 4% and (b) 50% of the weighted average annual return for the last 36 months of the same type of all pension funds in the system.

The Pension Reform Law includes an exception to the previous paragraph for those funds that have less than 36 months of operation. In these cases, such AFP will be liable to the fund to the extent that the weighted annual return of funds Types A and B are less than the lesser of (a) the weighted average annual return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than twelve operating months. The five funds currently managed by Provida have more than 36 months of operation.

The average annual return is calculated by the Superintendency of Pensions according to a weighted formula established by the Pension Law which, among other provisions, limits the maximum participation of any AFP in the calculation. If for a certain month, the pension fund’s annual return on investment falls below the minimum return required, the difference must be covered by the mandatory investments. If the resources from mandatory investments are applied and the minimum return is still not reached, the Chilean Government will have to make up the difference.

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

Services of granting life and disability benefits

The Pension Reform Law eliminated the individual responsibility of AFPs in connection with life and disability insurance, by establishing that the AFPs altogether should purchase a fixed and single insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, providing the best economic offer (See “Item 3—Key Information — Recent regulatory changes”).

Additionally, through the Pension Reform Law, a solidarity pension system financed by the resources of the State, which began granting benefits on July 1, 2008, was created to complement the existing private pension system. The solidarity pension system grants, among other benefits, basic solidarity pensions for disability and solidarity pension. To have these benefits, certain requirements must be met:

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

The solidarity system is administered by the Social Pension Institute, which has the right to grant, terminate, suspend or modify benefits, when applicable. Additionally, it regulates requests for processing the operations and benefit payments of the solidarity system, adding the necessary regulations for its application and operation. However, current participants in the private pension system are able to submit requests regarding the solidarity pension system via the AFP (such as Provida) to which they belong, which in turn submits the request to the Social Pension Institute.

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

The period (from/until) and the required percentages are described in the following table:

Percentage over the taxable average remuneration
Period (from/until)%
August 19, 2004 – August 18, 2005	52%
August 19, 2005 – August 18, 2006	55%
August 19, 2006 – August 18, 2007	58%
August 19, 2007 – August 18, 2008	61%
August 19, 2008 – August 18, 2009	64%
August 19, 2009 – August 18, 2010	67%
After August 19, 2010	70%

Percentage over the minimum pension requirement
Period (from/until)%
August 19, 2004 – August 18, 2005	110%
August 19, 2005 – August 18, 2006	130%
August 19, 2006 – August 18, 2007	140%
After August 19, 2007	150%

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

The solidarity pension system, financed by Chilean State resources and incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the participants must meet certain requirements:

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

As of July 1, 2013 the amount of the benefit is Ch$82,058 per month. This benefit will be automatically adjusted by 100% of the variation of inflation from the last 12 months since the last adjustment. When inflation exceeds 10% since the last adjustment, the adjustment will be made immediately, regardless of whether 12 months have passed or not.

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

-	Being part of a family group belonging to the poorest population in Chile in accordance with the coverage schedule mentioned below.

Gradual Coverage of the benefits for Basic Pension and Solidarity senior pension contribution
Period	Coverage
July 1, 2008 – June 30, 2009	40% of the poorest population in Chile
July 1, 2009 – August 31, 2009	45% of the poorest population in Chile
September 1, 2009 – June 30, 2010	50% of the poorest population in Chile
July 1, 2010 – June 30, 2011	55% of the poorest population in Chile
After July 1, 2011	60% of the poorest population in Chile

Amount and date of entrance PMAS
Period	Coverage
In Ch$
July 1, 2008 – June 30, 2009	70,000
July 1, 2009 – August 31, 2009	120,000
September 1, 2009 – June 30, 2010	150,000
July 1, 2010 – June 30, 2011	200,000
July 1, 2011 – June 30, 2012	255,000
July 1, 2012 – June 30, 2013	261,758
After July 1, 2013	266,731

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

-
Immediate life annuity with a programmed withdrawal plan: the participant contracts an immediate life annuity with a life insurance company financed with part of the balance maintained in his/her individual capitalization account, allocating the remaining balance to the programmed withdrawal plan. In this case, the pension would correspond to the sum of the amounts received from each modality. The participants allowed to opt for this modality should be able to obtain an immediate life annuity equal to or higher than the minimum seniority pension guaranteed by the State (with the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension).

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF. The obligation are recalculated annually according to a formula established by law that considers the new balance of the account, by considering the pension funds returns and the interest rate of annuities. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In the case of the bankruptcy of companies providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF 45 (approximately US$2,000).

Additionally, a participant who has been affiliated with the pension system for at least 10 years may withdraw part of the balance of his/her individual capitalization account and freely use the surplus provided that he/she is able to obtain a pension from his/her pension funds equal to or superior to 70% of his/her average taxable remuneration and equal to or superior to 150% of the legal minimum prevailing pension. Such surplus corresponds to the difference between the total pension savings in the participant’s capitalization account and the funds required to finance the highest value resulting from the application of the aforementioned requirements (70% of average taxable remuneration and 150% of the legal minimum pension). To calculate the requirement, the lowest rate between the average rate of the life annuities informed and the rate of programmed withdrawal of the fund where the participant has his/her account, is used.

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

The AFP earns fees in connection with the collection of contributions to participants’ individual capitalization accounts and the administration of such accounts. In 2013, out of the total of Provida’s revenues from operations, MCh$162,220 or 86.9% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on participants’ monthly mandatory contributions to their individual capitalization accounts.

Collection and administration of mandatory contributions

Fee structure is one of the competitive variables of the AFP industry. With the implementation of the Pension Reform Law, the ability that each AFP has to determine whether or not to charge a fixed fee deducted from the pension fund has been eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of a participant’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base. In accordance with the Pension Reform Law, the maximum amount of taxable income should be adjusted in January of each year as per the variation of the real wage index, as measured by the Chilean Instituto Nacional de Estadísticas (National Statistics Institute). In January 2013, this maximum amount increased from UF 67.4 (MCh$1.57) to UF 70.3 (MCh$1.64) per month, and in January 2014 the amount was further adjusted to UF 72.3 (MCh$1.69).

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

The fee structure for the years 2013, 2012 and 2011 is as follows:

Monthly fees for mandatory contributions
	2013	2012	2011
Provida	1.54%	1.54%	1.54%
Industry High	2.36%	2.36%	2.36%
Industry Low	0.77%	0.77%	1.14%
Industry Average	1.48%	1.48%	1.55%

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

 Administration and transfer of voluntary pension savings

The AFPs, like other authorized institutions, also offer participants the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee on assets under management, and fees currently range between 0.50% and 0.70% on an annual basis, and the fee charged by Provida is 0.56%. Fixed fees on fund transfers collected for other institutions can also be charged, currently ranging between Ch$1,100 and Ch$1,437 for each fund transfer (approximately US$2.10 and US$2.74). The current fee charged by Provida is Ch$1,250 (approximately US$2.38).

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

Under no circumstance will an AFP be able to establish conditions related to the affiliation or transfer of participants who are parties to a collective voluntary pension savings contract.

Transfer of contributions made by voluntary participants

The AFPs have the right to charge a fixed fee for transferring contributions made by voluntary participants collected by the AFP, but whose destination is another AFP or authorized institution. Provida currently charges a fee of Ch$1,250 (approximately US$2.38) per operation, while the rest of the AFPs charge a fee between Ch$1,100 and Ch$1,144 (approximately US$2.10 and US$2.18). Two out of six AFPs in the industry, AFP Habitat y AFP Modelo, do not charge a fee for such service.

The fees can be changed at any time upon three months’ notice to participants, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2013	2012	2011
Variable fee on monthly mandatory contributions	1.54%	1.54%	1.54%
Monthly variable fee on payments of programmed withdrawals and temporary income	1.25%	1.25%	1.25%
Variable fee for voluntary savings accounts (annual basis over administered funds)	0.92%	0.92%	0.92%
Fee charged on voluntary pension savings:
Fixed fee per transfer (Ch$)	1,250	1,250	1,250
Variable fee for management (annual basis over administered funds)	0.56%	0.56%	0.56%
Fixed Fee for transfer contributions made by voluntary participants (Ch$)	1,250	1,250	1,250

Ratios of fees to total fee income:
Variable fee on mandatory contributions	96.9%	96.9%	96.6%
Variable fee on payments of programmed withdrawals or temporary income	1.8%	1.8%	1.9%
Variable fee on voluntary pension savings	1.3%	1.3%	1.5%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on transfer of contributions made by voluntary participants	0.0%	0.0%	0.0%

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of participants, determines the monthly mandatory fee income of each AFP. In 2013, Provida had the largest average market share of contributors among all AFPs (33.4%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in pension funds”) represented 8.0%, 8.1% and -2.3% of Provida’s revenues from operations in 2013, 2012 and 2011, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2013	2012	2011
Gains (losses) on mandatory investment (in MCh$)	14,991	14,515	(3,469)
Weighted average real returns of pension funds	4.9%	4.7%	-5.2%
Mandatory investments of pension funds (in MCh$)	234,929	217,072	201,418
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Gains (losses) on mandatory investments and real average returns for each fund
	2013		2012		2011
	Gains (losses)	Returns	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	2,564	6.4%	2,588	6.0%	(3,106)	-11.6%
Fund Type B	2,152	3.9%	2,617	5.0%	(1,700)	-8.0%
Fund Type C	6,181	4.4%	6,405	4.6%	(378)	-4.2%
Fund Type D	2,892	5.3%	2,231	3.9%	1,187	0.0%
Fund Type E	1,202	5.0%	674	3.2%	528	4.2%
Total	14,991	4.8%	14,515	4.7%	(3,469)	-5.2%
Source: Superintendency of Pensions.
Mandatory investment maintained in each fund and percentage of each fund in the total
	2013		2012		2011
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	33,313	14.2%	31,324	14.4%	32,178	16.0%
Fund Type B	37,948	16.1%	36,773	17.0%	35,629	17.7%
Fund Type C	100,737	42.9%	95,326	43.9%	89,593	44.5%
Fund Type D	42,694	18.2%	37,772	17.4%	33,762	16.7%
Fund Type E	20,237	8.6%	15,877	7.3%	10,256	5.1%
Total	234,929	100.0%	217,072	100.0%	201,418	100%

Source: Superintendency of Pensions.

Moreover, the concentration of total administered assets in those funds considered the most conservative (funds Types D and E) has continued to increase, while concentration in those funds considered the most risky (funds

Types A and B) has declined. Such performance likely reflects the volatility exhibited over certain years (i.e. 2008 and 2011) in the financial markets, when negative returns were recorded, causing certain participants to prefer to take less risks, by moving themselves towards more conservative funds.

(iii) Other revenues

Other revenues are mainly revenue from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which were MCh$9,209 or 4.9% of Provida’s revenues from operations in 2013. In addition, other revenues include the financial revenues of life and disability insurance of MCh$333 in 2013, representing 0.2% of Provida’s revenues from operations arising from the excess of cash flows of the insurer in relation to premium payments made by the Company.

Primary expenses

(i) Employee Expenses

Employee expenses were MCh$43,728, equivalent to 45.9% of the total of Provida’s expenses from operations as of December 31, 2013. Wages and salaries of administrative personnel totaled MCh$21,790, equivalent to 49.8% of total employee expenses, while the administrative staff of 1,070 workers (annual average) represented 58% of the Company’s total staff during the year. Wages and salaries of sales personnel amounted to MCh$14,959, equivalent to 34.2% of the total of employee expenses, while the sales staff of 760 workers (annual average) represented 42% of the Company’s total workers. Short-term benefits to employees were MCh$3,545 equivalent to 8.1% of total employee expenses, and indemnities for cessation of labor relationship amounted to MCh$3,434 equivalent to 7.9% of total employee expenses.

(ii) Miscellaneous other operating expenses

Miscellaneous other operating expenses were MCh$35,746 in 2013, representing a 37.5% out of Provida’s total operating expenses. This item is composed of: administrative expenses (real estate, telecommunications and services) equivalent to 71.0% of total miscellaneous other operating expenses, data processing expenses (maintenance, repair and liaison services) equivalent to 11.2% of total miscellaneous other operating expenses, other operating expenses (disability qualification costs and Board of Directors’ remunerations) representing 9.7% of total miscellaneous other operating expenses and marketing expenses (publicity and communications to clients) representing 8.1% of miscellaneous other operating expenses.

(iii) Depreciation and Amortization expenses

Total depreciation and amortization expenses were MCh$13,601 in 2013, equivalent to 14.3% of total expenses from operations. The amortization expenses totaled MCh$11,361 and depreciation expenses were MCh$2,240 in 2013.

(iv) Life and disability insurance premium expense

The Chilean Pension Law previously required AFPs to individually purchase insurance to cover their obligation to provide life and disability benefits to their participants (see “Item 10. Additional information—C. Material contracts” and “Item 19. Exhibits—4.1 Life and disability insurance contract”). Beginning in July 2009 with the implementation of the Pension Reform Law, the requirement to provide life and disability insurance was awarded to a group of insurers through a bidding process, having the same value for all the participants regardless of the AFP to which they contribute.

In the year 2009, the recurring expense for such concept was only recorded until the month of July, when the temporary premium of the contract with coverage between January 2005 and June 2009 and the provisions for higher casualty rate were recorded. In 2010, this item only included expenses related to the recovery of leftovers from previous coverage periods stemming from the last insurance contract, and provisions for unfavorable casualty rate due to changes in the value of payable casualties. In 2011, a gain was recorded as a result of reversals on provisions for unfavorable casualty rates stemming from the difference between the amount required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties. A gain was also recorded in 2012 stemming from the higher rate of payments of casualty claims than the expected (implying a lower sensitivity regarding interest discount rates) accompanied by a decrease in the average cost per casualty. In 2013, an expense was recorded due to our decision to create a reserve in order to reflect the best estimation for such obligation.

Likewise, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at a market interest rate instead of historical rates (defined as the minimum of the previous semester) to contracts with coverage commencing in July 2009, giving the alternative to insurers to voluntarily apply such methodology to existing contracts. Provida requested that BBVA Seguros de Vida, adopted this new regulation for the January 2005-June 2009 contract so that the Company’s liability would more accurately reflect the amount that would be effectively paid (i.e. fair value). Moreover, by mutual consent of the parties (previous compensation to the insurer for change in conditions) the financial performance of cash flows surplus was modified with a benchmark determined by assets of similar duration rather than the liability of the insurance.

Because Provida’s insurance contract for coverage prior to July 2009, Provida only maintains those casualties pending payment due to temporary disability period. The liability amount determined by the insurance company is recorded at the market interest rate and Provida applies its casualty model by determining the liability amount at forward rates at the moment of casualty payments.

In accordance with the Authority’s request, Provida recognized the higher amount between the calculated liability amount (from the insurance company) and the amount determined by its casualty model, thus the expense to be recognized depended on interest rate fluctuations.

Although Provida does not have individual contracts with prevailing coverage, as a result of the regulatory requirements for temporary disability which state that payments of disability claims can be made effectively three years after first ruling disability is confirmed by a final ruling of a medical commission, there is one contract described that is still in run-off where its final settlement is under process.

The life and disability insurance premium was an expense of MCh$2,095 for the year ended on December 31, 2013, a gain of MCh$3,718 as of December 2012 and a gain of MCh$2,326 as of December 31, 2011. See “Item 5. Operating and financial review and prospects—A. Operating results— Operating results for the years ended December 31, 2013 and 2012”.

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

-
Participants with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income. Under the Pension Reform Law effective from October 1, 2008, the partial disability status for total disability was eliminated, therefore, when the Medical Commission qualifies a participant as totally disabled, this determination will be considered definitive and unique.

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

As previously mentioned, with the implementation of the Pension Reform Law, the insurers receive a single premium for providing life and disability benefits, therefore the insurers are ultimately responsible for the associated payments.

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

Commencing in July 2009, the payments to the insurer regarding the life and disability insurance premium arising from processing residual and unprocessed contributions, corresponded to contributions made before July 2009. Such annual expense was MCh$370 in 2011, MCh$329 in 2012 and MCh$155 in 2013.

In the first quarter of each year until the close of each contract (48 months after the termination, extendable for two years upon mutual consent), Provida and the insurer compare the funds paid by the Company for the prior fiscal year under the temporary rate and true-up to the sum of (i) the funds effectively accumulated and paid by the insurer to participants or their beneficiaries and (ii) the estimated requirement by the insurer necessary to pay disabled participants once final disability determinations of disabled status have been made by the Medical Commission referred to above (the sum of (i) and (ii) is referred to herein as the total cost of casualties). If the casualty costs are greater than temporary payments, Provida must pay the insurer the difference, up to a maximum amount based on the maximum casualty rate (where the casualty rate is equal to the cost of casualties divided by the aggregate taxable remunerations of all of Provida’s contributors) established in the insurance contract. For 2009, that rate was 1.70%. Provida has no obligation to pay the insurer for a casualty rate exceeding the maximum rate. Monthly premiums were paid during the entire contract’s term at a temporary premium of 1.00%. Provida’s participation in the surplus is 100% if the casualty rate is equal or lower than 1.70%. If the casualty rate is lower than the temporary rate, the insurer would reimburse the difference to the Company. For the fiscal year 2010, the provisions made by Provida regarding payments to the insurer (in March 2010) resulting from comparing the temporary rate and the accounted casualty costs, as well as additional provisions attributable to the application of the Company’s casualty model were MCh$1,689. For the fiscal year 2011, a gain in provisions for unfavorable casualty rates of MCh$2,696 was recorded due to the adjustments made when determining the difference between the amounts required as of December 2010 by using the best available information, and the estimation made by Provida’s model as of December 2011. These lower provisions arise from lower expected discount rates at the moment of paying the casualties. For the fiscal year 2012, a gain in provisions for MCh$4,047 was recorded due to the higher rate of payments of casualty claims than expected (implying a lower sensitivity regarding interest discount rates) accompanied by a decrease in the average cost per casualty. For the fiscal year 2013, an expense for MCh$1,940 in provisions was recorded, primarily due to the creation of a reserve based on payments made by deceased participants, which might embody survival claims.

The last life and disability insurance contract with coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. Under such contract, the maximum casualty rate expressed as a percentage of the contributors’ taxable remunerations initially amounted to 1.27%, with a monthly premium paid for the contract coverage period calculated at a provisional rate of 0.70%. The Company’s participation in the surplus will be 100% if the casualty rate is equal to or lower than the maximum rate of the contract, as calculated over the contributors’ taxable remunerations. Additionally, the contract established monthly payments to the insurance company calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the contributors, plus a monthly fixed premium of UF 2,150 (MCh$50) during the coverage period of the contract. As a result of updating the mortality tables effective beginning in the year 2008 and the resulting impact in the higher costs in the insurance, upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the terms of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing contributors’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150 (MCh$50).

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

The General Rule N°243 from the Superintendency of Securities and Insurance, ruling insurance companies, effective beginning on July 1, 2009, instructed that casualty reserves should be determined on a monthly basis at the market interest rate instead of the historical rate, giving the alternative to apply this methodology to insurance contracts previous to the implementation date of the rule. Provida requested that BBVA Seguros de Vida adopt such a rule. Consequently and given the impact of this over the administration of the insurance contract and the associated risks, by common agreement the parties modified the conditions. Therefore, the rendering of life and disability insurance implies a mismatch risk between the assets and liabilities duration arising from such obligation.

The final settlement of this contract can occur 48 months after the expiration date of the coverage period as of June 30, 2009, i.e., June 2013. However, the Company and BBVA Seguros de Vida S.A. are still analyzing the definite balance of such insurance policy. The previous insurance policy was in force from August 1, 2003 to December 31, 2004 and was entered into with BBVA Seguros de Vida S.A. The maximum casualty rate was 1.10%, expressed as a percentage of the contributing contributors’ taxable remunerations. Provida’s participation in the surplus was

100% if the casualty rate was equal to or lower than 1.10% and greater than 0.85% of the contributors’ taxable remunerations, and 90% if the casualty rate was equal to or less than 0.85%. Additionally, the contract contemplated monthly payments calculated at a provisional rate of 0.70% applied to the total of remunerations and monthly taxable remunerations of the contributors and a monthly fixed premium of UF 2,150 for the contract coverage period. In March 2005, Provida began to make yearly true-up payments to the insurance company. The final settlement date of this contract was contemplated to occur on December 31, 2008, but it was extended by common agreement of the parties, and finally settled in April 2011.

The following table sets forth the cost of casualties, the payments to the insurance company and the provisions for unfavorable casualty rates of each insurance contract as of December 31, 2013:

Insurance Company	Period covered by the Contract	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of the information provided by the Insurance Company	Gross Provision at the current year-end (not including financial revenues effects) (*)
		Date	MCh$	To reported date	At 12-31-2013		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	92,368	92,199	92,199	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2013	378,589	378,845	378,845	-	(3,667)
Total						-	(3,667)

(*)
Since Provida and BBVA Seguros de Vida S.A. are currently reviewing the final settlement of the insurance, a higher provision than the provision estimated by the insurance company has been determined taking into account the death fees payment claims incurred but not reported related to survival benefit claims to be provided where a deceased participant had a spouse and/or beneficiaries entitled to receive the survival benefits in accordance with current regulations.

(**)
The insurance contract subscribed with BBVA Seguros de Vida S.A. for the August 2003 to December 2004 coverage period ended in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 was assumed by the insurer.

(***)
Includes accrued premiums for a total amount of MCh$491 can be discounted from the balance payable to BBVA Seguros de Vida according to the respective contracts, but as the accrued premiums net balance was in favor of AFP Provida,  provisions for casualties are not required.

Principal markets

As of December 31, 2013 there were 6 AFPs operating in Chile. The last incorporation was AFP Modelo, which in August 2010 started to render services to the new participants’ portfolio entering into the pension system, awarded in the first bidding process carried out in February 2010. Additionally, there is another AFP, AFP Regional, which has been legally incorporated but has not yet begun operations.

As previously mentioned Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2013:
	Market Share for relevant variables, as of December 31, 2013
AFP	Pension Funds	Participants(*)	Contributors(*)	Revenues	Expenses	Profit
Provida	27.9%	35.8%	33.4%	30.4%	32.5%	41.0%
Habitat	26.2%	22.6%	23.5%	23.4%	18.3%	23.3%
Capital	21.3%	19.7%	19.9%	20.7%	27.1%	14.0%
Cuprum	20.7%	6.6%	9.2%	18.2%	13.3%	17.3%
Planvital	2.7%	4.1%	3.5%	3.9%	5.9%	1.4%
Modelo	1.2%	11.2%	10.5%	3.4%	2.9%	3.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
(*) Average market share for 2013.
Source: Superintendency of Pensions.

In accordance with the Pension Law, no company in Chile other than an AFP may provide pension benefits of a similar nature, with the only exception that the management of voluntary pension savings and collective voluntary pension savings has been opened to other authorized institutions.

The implementation of multiple funds and the consequent increase in the number of pension fund portfolios caused participants to require higher levels of information in order to make optimal decisions regarding their risk and age profiles, and thus the pension advisory services granted by AFPs became of special relevance, becoming a new competitive aspect of the market.

From the implementation of multiple funds in September 2002 through the end of the year 2007, the returns reached by each of the five funds recorded outstanding levels, with highest returns in those funds with a greater concentration of variable income investments, such as funds Type A and B. However, during 2008 as a result of the financial crisis, affecting worldwide stock markets, the returns dropped significantly to the point of showing negative levels, adversely impacting primarily the high-risk funds and consequently decreasing their total accumulated returns. Subsequently, during the years 2009 and 2010 when stability in the markets was recovered, the trend returned to positive returns levels, where fund Types A and B obtained the highest returns. In the year 2011, stock markets recorded losses again, leading the most risky funds to obtain negative rates of return during the period, basically due to negative returns experienced by local and foreign stock markets. However, in 2012 once again the stock markets recorded higher returns in the most risky funds. In 2013, although fund Type A recorded the highest return during the year, the most conservative funds (fund Types D and E) generated strong returns.

The following table sets forth information with reference to returns, over a 12-month period (as of year end 2013, year end 2012 and year end 2011); the annual average since the multiple funds’ inception (as of year end 2013, year end 2012 and year end 2011) and the relative positions of each of the pension funds managed:

Return over the last 12 months
Fund type	Jan13 – Dec13	Provida’s position	Jan12 – Dec12	Provida’s position	Jan11 – Dec11	Provida’s position
Fund Type A	6.35%	6	6.01%	4	-11.59%	5
Fund Type B	3.87%	6	4.96%	2	-8.00%	6
Fund Type C	4.37%	5	4.61%	5	-4.16%	5
Fund Type D	5.26%	5	3.89%	4	0.02%	4
Fund Type E	5.03%	4	3.19%	3	4.19%	3

Source: Superintendency of Pensions

Annual average return from the beginning of the multiple fund system
Fund type	Sep02 – Dec13	Provida’s position(*)	Sep02 – Dec12	Provida’s position(*)	Sep02 – Dec11	Provida’s position(*)
Fund Type A	6.73%	2	6.77%	2	6.85%	2
Fund Type B	5.33%	5	5.48%	5	5.53%	5
Fund Type C	4.78%	5	4.81%	5	4.84%	5
Fund Type D	4.40%	4	4.32%	4	4.37%	4
Fund Type E	3.56%	4	3.42%	4	3.45%	4

Source: Superintendency of Pensions
(*) Ranking only includes 5 AFPs since AFP Modelo did not exist in 2002.

In terms of voluntary pension savings, as of December 31, 2013, Provida recorded the second highest number of voluntary pension savings (APV in its Spanish acronym) for accounts in the AFP industry, with a total of 233,482 active accounts, representing a market share of 26%. On the same date, funds accumulated by such APV accounts were MCh$308,431, a market share of 14%.

Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investment levels are limited by law, the AFPs have lower costs than other market participants and charge lower fees.

As of September 2013, according to information from the Superintendency of Pensions, the AFPs continue to play an important role in the voluntary pension savings market with market shares of 64% in the number of accounts and 55% in administered funds, followed by mutual funds with a market share of 14% in terms of number of accounts and by insurance companies with a market share of 18% in terms of assets under management.

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

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new clients and retain existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading market position.

During 2013, under its strategy of supporting and advising its affiliates during their pension life, Provida carried out various marketing and advertising campaigns designed to help retain Provida’s customer portfolio, featuring clear and simple messages relating to investment and funds issues. Additionally, the AFP informed its pension participants on events occurring in the country, such as the tax reform law, and how to consider market variables, personal preferences and savings terms in choosing the correct fund type for them.

Furthering its role in pension education, AFP Provida partnered with the Business School of Adolfo Ibañez University to sponsor a college-level diploma in social security, aimed at human resources officials from different entities in social security matters.

In the third quarter of 2013, due to the change in Provida’s ultimate parent, activities were focused on a rebranding campaign to fit Provida’s corporate image with that of its controlling shareholder, MetLife, Inc., at all customer contact points: branch offices, website, social networks and call centers.

Provida’s established network, the largest in the Chilean pension system, assisted 1.6 million participants last year. In order to ensure that the assistance can be perceived as excellent and that each contact is likely to become a pension advisory and business opportunity, the management model in offices project was consolidated during 2013, seeking to improve the customer’s experience, and translate it into a differentiating factor. For this, the Mystery Shopper, a tool part of that model, has allowed assessing the current level of customers’ satisfaction coming to Provida’s branch offices, and has identified the differences between the actual performance and the standards to be complied with.

During the year, AFP Provida mainly oriented its efforts to understand the current and future needs of its customers, by reinforcing the assistance protocols in order to further improve the expectations of those clients who received assistance in Provida’s branch offices. As a result, the model showed significant and sustained improvements of 65% in the satisfaction indicator.

Additionally, the Company enhanced the 106 self-assistance-device system available in the network throughout the country, by facilitating its use and enhancing its performance. With these enhancements, more than 3.5 million of certificates were issued in the year, enabling participants to obtain pension data in a quick and secure manner.

As for telephone service, during 2013 more than 803,000 pension calls were answered, of which 338,000 were assisted directly by an executive. We improved our telephone service in 2013 which let us achieve an effective 95% service assistance level.

Moreover, on both our classic and mobile sites, functions for pensioners were reinforced and the transfer form was renewed in order to facilitate its use. In order to assist participants in a greater mix of channels, social network tools have been used intensively to establish a dialogue with customers that helps the Company resolve their doubts and get feedback on prevailing participant needs. With this approach, Provida has become one of the most important players in these channels in the AFP system, with a total of 53,733 fans on Facebook and 4,246 followers on Twitter. The joint work of these digital channels during 2013 resulted in more than 5 million visits to the Provida website.

Finally, at the end of 2013, the employers assistance model was modified to prioritize remote assistance in order to cover a larger number of employers with pension deficits. This assistance service helps employers with many issues, among them issues relating to possible judicial collections, the correct payroll administration and the timely inclusion of the entities’ staff, by intervening in certain situations related to pension payments at a general level; thus the employer can resolve issues without needing to come to the Company’s branch.

Among our major projects are:

-
Third stage of the optimization of in-office services, including the migration to the “front” (branch office) of processes addressing unresolved survival issues with or without a recognition bond. This action attempts to further improve the Company’s effectiveness, efficiency, flexibility and agility in operations related to pension formalities. As a complement, and in order to strengthen controls over the various processes associated with the payment of pension benefits that have external funding, the new Capital Collection unit has been created, which seeks to carry out operational and accounting control of the funds received from external parties for the payment of pensions.

-
Restructurings in the self-service terminals and in the virtual branch office for employers, designed to expand available service functions and reduce response time. In order to improve efficiency of communications with Provida’s participants, a function to update participants’ contact information has been implemented. This will help the company distribute information by mail or e-mail, monitor procedures carried out by participants and optimize advisory and marketing offer tasks executed by sales agents.

-
The extension of the office management model implemented last year which sought to organize each branch network’s duties to emphasize business management, benefitting management and quality of service areas-to the sales force in order to generate a sustained demarcation based on knowledge and experience in pension, financial and tax matters. As with the office model, quality indicators were incorporated that will be matched with incentives and recognition programs.

-
Recruitment of a new sales force with clear incentives toward capturing and retaining customers and obtaining larger contributions to voluntary savings products. This was strengthened by a market and incentive research plan aimed at improving the knowledge and productivity of management. Thus, at the end of 2013, the number of sales agents had increased by 23.4% as compared to the end of 2012.

As of December 31, 2013, AFP Provida had the largest commercial network at the national level among all AFPs, with 58 branch offices distributed throughout the country, including 10 branches located in the northern region (17% of total branch offices), 15 branches located in the central-northern region (26% of total branch offices), 10 branches located in the Metropolitan region (17% of total branch offices), 13 branches located in the southern-center region (23% of total branch offices) and 10 branches located in the southern region (17% of total branch offices).

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sales force.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2013, 2012 and 2011:

	Total AFP Sales Force
	As of December 31,
	2013		2012		2011
	Sales Agents	Market Share	Sales Agents	Market Share	Sales Agents	Market Share
Provida	885	29.8%	717	29.9%	429	22.3%
Habitat	376	12.7%	312	13.0%	307	15.9%
Capital	777	26.2%	654	27.2%	493	25.6%
Cuprum	586	19.8%	424	17.7%	474	24.6%
Planvital	340	11.5%	293	12.2%	224	11.6%
Modelo (*)	-	-	-	0.0%	-	0.0%
Total	2,964	100%	2,400	100%	1,927	100%

Source: Superintendency of Pensions.
 (*) According to the information released by the Superintendency of Pensions, AFP Modelo does not report a sales force.

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

Regarding new participants in the system, it is important to note that the Pension Reform Law established that the bidding of the new participants’ portfolio and the awarding the subscription to new accounts for a two-year period, should be awarded to the AFP offering the lowest fee among the current fees, which fee must be applied to its entire portfolio and not only to the awarded portion. The latter has implied that the AFPs are not able to grow by capturing new workers that enter the labor market for the first time. Therefore, the main future growth sources for Provida will be focused on capturing participants with voluntary pension savings, and the reincorporation of inactive participants as active contributors, especially self-employed workers.

Provida’s total selling and marketing expenses amounted to MCh$18,425 in the fiscal year 2013, MCh$12,183 in the fiscal year 2012 and MCh$10,992 in the fiscal year 2011. The ratio of commercial expenses (corresponding to sales remunerations plus marketing expenses) to fee income was 11.4%, 7.9% and 7.8% for the fiscal years 2013, 2012 and 2011, respectively. Provida has followed a policy to make its commercial expense more efficient; however, this expense increased by 10.8% in 2012 and by 51.2% in 2013. These increases were attributable to the implementation of a strategic plan, which aims to strengthen the Company’s leading position and address new market growth opportunities, through a specialized sales force trained to capture customers with higher taxable income that let them to have the capacity for potential voluntary savings. The higher expense recorded in 2013 was attributable to the consolidation of the distribution model that resulted in a greater staff and increased expenses associated with the integration process with the new controlling parent.

Seasonality of the Company’s main business

The nature of the significant activities carried out by Provida relates primarily to activities related to its unique line of business and pension fund administration. Given the above, such activities are not significantly affected by seasonal factors.

Licenses

The software license contract entered into with BBVA Inversiones Chile corresponded to intellectual property rights related to the use, training in and functionality of, software implemented on different operating and administrative processes. This represented a total of MCh$0 for Provida in 2013, MCh$2,832 in 2012 and MCh$2,832 in 2011. This contract ended in December 2013.

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

Pension Advisors Council

The Pension Advisors Council is composed of one person appointed by the President of the Republic of Chile with certain requirements; one executive designated by the Central Bank of Chile; one executive designated by the AFPs and two executives designated by the Deans of the economics and business administration faculties of accredited universities.

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

The Investment Regime was created through a resolution passed by the Superintendency of Pensions and subscribed by the Treasury, having previously consulted the Pension Advisory Council, and it includes certain regulations that regulate investments made by the Administrators with the resources of pension funds and defines investment limits intended to have an adequate diversification of funds to achieve appropriate returns and safety for such resources.

C. Organizational structure

Since October 2013, AFP Provida has been a MetLife Company. Through its subsidiaries and affiliates, MetLife Inc. has grown to become a leading global provider of insurance, annuities and employee benefit programs. Through its subsidiaries and affiliates, MetLife has operations in nearly 50 countries and holds leading market positions in the United States, Japan, Latin America, Asia, Europe, and the Middle East. In Chile, MetLife manages assets of MUS$45,481 (MCh$23,821,383) through Provida in a competitive market in which Provida has sustained a leading position over time.

The following chart currently sets out the related companies comprising Provida’s corporate structure:

MetLife Chile Acquisition Co. S.A. holds 91.38%, directly and indirectly, of the shares of Provida. In detail, MetLife Chile Acquisition Co. S.A. holds directly 17.79% and indirectly 21.97% (through ADSs); and 51.62% through Inversiones Previsionales S.A.

International

In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries.

Currently, the only non-Chilean subsidiary held by Provida is AFP Génesis in Ecuador.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the remaining 75.00% of the shares held by Filanbanco, becoming the sole shareholder with 100% of the shares. During 2013, this subsidiary generated profits of MCh$1,880, an 18.1% (MCh$416) decrease as compared to 2012 primarily due to lower fee income recorded in the period, mainly attributable to the elimination of charges for accounts maintainenance services and balance sheets issuances, as per the new regulation prevailing in the financial Ecuadorian market which resulted in lower fees collected. In addition, the period recorded higher operating expenses resulting from administrative and sales staff compensation and higher administrative expenses. In 2012, this subsidiary generated profits of MCh$2,296, a 26.4% (MCh$824) decrease from 2011. This result was attributable to lower fee income and the lower exchange rate as compared to the rate recorded in 2011 (7.7%), but such result was partially offset by the decreased expense in remunerations of both administrative and sales personnel. AFP Génesis’s functional currency is the U.S. dollar.

The main market indicators regarding AFP Génesis held through its wholly owned subsidiary Provida Internacional S.A., are as follows:

	As of December 31,
Year	Number of Participants	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
2013	260,077	97%	1	67	91%	1
2012	256,974	81%	1	67	66%	1
2011	240,086	69%	1	67	67%	1

Source: Guayaquil Stock Exchange in Ecuador.

As mentioned in "Item 4. Information on Provida — A. History and development ", both AFORE Bancomer in Mexico and AFP Horizonte in Peru were sold in the first quarter of 2013.

Also, the higher accrued benefit of the investment in AFORE Bancomer in Mexico and AFP Horizonte in Peru includes profits of these associates only until November 2012. As a result of the analysis of selling the pension business in Latin America initiated by the BBVA Group in May 2012, Provida Internacional began to consider sales alternatives, and therefore classified these investments as assets held for sale on its balance sheet at the end of November 2012, in accordance with IFRS. The results from these affiliates thus are no longer recognized.

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

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Net Profit Provida	140,086	104,034	78,855
– Net Profit excluding gains of associated entities (*)	132,062	90,801	69,144
– Share of profit (loss) of foreign associated entities accounted for using equity method (*)	-	7,667	5,986
– Share of profit (loss) of local associated entities accounted for using equity method	8,024	5,567	3,725
Share of profit (loss) of associated entities for using equity method/Net Profit	5.7%	12.7%	12.3%

 (*) Profits on associated entities do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches and also has enhanced its infrastructure and technology through the years in order to improve its assistance model. In the first stage, the pension advisory services and quick-service processing of transactions were incorporated through self-service devices in branch offices, and collection and payment services were outsourced in order to focus on the customer assistance network. Since 2010, the Optimization of Services in Branch Offices project was implemented, in order to consolidate the service quality when processing benefits. Provida maintained 57 branch offices as of December 31, 2013. The Company plans to open 24 new branch offices in order to reinforce the Company’s competitive value by increasing the support and advisory services during our client’s life cycle.

As of December 31, 2013, Provida maintained 33 owned offices of which 30 were exclusively used as branch offices, one was rented, one remained unoccupied and the remaining one was used as an administrative office.

The principal property that Provida owns is the Pedro de Valdivia Tower, an 18-story headquarters building comprising 13,014.18 square meters, located in the east commercial neighborhood of Santiago that houses all Provida staff units. Since 2003, Provida has rented spaces to staff departments of BBVA Chile S.A., such rental arrangement will be finalized by the end of 2014 as agreed to between MetLife and BBVA Group. The Company’s Operations Area is located in downtown Santiago.

Item 4A.      UNRESOLVED STAFF COMMENTS

None.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Critical accounting policies

The U.S. Securities and Exchange Commission (“SEC”), requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies involved in the preparation of our financial statements in accordance with the International Financial Reporting Standards (IFRS) are limited to those described below. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 4 to the audited Consolidated Financial Statements.

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

The Pension Reform Law eliminated the individual responsibility of AFPs to provide life and disability insurance benefits, stipulating a bidding process of all AFPs for obtaining life and disability insurance contracts. The first bidding process was awarded on July 1, 2009, to a group of 5 insurance companies for a 12-month term, with a premium of 1.87%. On July 1, 2010 for a 24-month term, the second bidding was awarded to a group of 7 insurance companies with a premium of 1.49%. On July 1, 2012, the third bidding process, for a 24-month term, was awarded to a group of 4 insurers with a premium of 1.26%.

As a consequence, Provida only maintains a contract for coverage prior to July 2009, and is currently analyzing the definite balance prior to its close. Provida’s obligations under the contract for payment of casualties due to the temporary disability period (three years) depend on definite disability status being finally confirmed. Therefore, the Company’s results are affected by the cost of the insurance stemming from an insurance contract with expired coverage, depending on the relevant variables at the moment of casualty payments.

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

Even though the rules of the Superintendency of Pensions do not require AFPs to make additional provisions over those of the insurer, if the AFPs have enough evidence supporting a higher cost of the insurance, they shall establish provisions corresponding to such higher cost.

Provida has developed its casualty model to more accurately accrue the amounts that are required to be paid to disabled participants once their final determination is made. The basic premise is to use Provida’s best estimate, at the time of the initial determination, of the payment that will be required upon final determination. The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period and the interest rate prevailing at the moment of payment (expected rate). This approach contrasts with that taken by insurance companies, which only use information relating to the disabled status of persons at the time of the initial determination, such as, three years before payments are made, and which updates the discount rates on monthly basis in accordance with the discount rate prevailing in the market in order to value the reserves.

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

	2013
	Most Likely Aggregate Negative Variable Scenario	Base Scenario (***)	Most Likely Aggregate Positive Variable Scenario
Discount Rate	2.61%	2.73%	2.91%
Rate of return on ICAs(*)	0.00%	0.00%	0.00%
Total Liability (MCh$) (**)	5,024	3,667	1,631

(*) ICAs: Individual Capitalization Accounts.
(**) The liability is presented net of financial revenues generated by the insurance contract still in force.
(***) The base case is based on the casualty rate estimated by the casualty model, which is higher than the amounts in the insurers’ balance sheet and, therefore, the amounts estimated by the model were used as a basis to estimate provisions for the year ended December 31, 2013.

The following is a description of the key information used by Provida in its casualty model and how such information compares with the information used by insurance companies:

-
Discount rates: In order to calculate the amount of the required provisions necessary to cover the premiums paid on life and disability insurance, the law requires that the provision be discounted by the market rate for annuities. Commencing in July 2009 as a result of a policy framework originated by the joint insurance bidding process, the insurers could adopt the regulation to value reserves at the prevailing interest market instead of historical interest rate (minimum of the previous semester when constituting the provision) as if it were a life annuity.

Likewise, Provida estimates the forward rates at the moment of payment by estimating a maximum period until May 2016, since most disability casualties under a temporary disability determination will be paid within such period. Given the high volatility of interest rates, the relevance of such interest rates when determining the liability value and the short term in which such liability will be paid has been determined in accordance with the variability of the rates in a term of approximately 6 years. The maximum and minimal amounts that this variable could be at a 99% confidence level.

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

In light of the termination of the insurance policy with BBVA Seguros de Vida S.A. which is currently under process of settlement, AFP Provida has deemed it necessary to establish an additional provision, beyond that recognized in the insurer´s balance sheet. This additional provision was calculated based on the death fees payment claims potentially payable as survival benefit claims to deceased participants whose spouse and/or beneficiaries are legally entitled to receive as survival benefits.

Mandatory investments

The principal financial investments of Provida are mandatory investments which aim to guarantee the minimum return required by law equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated according to instructions issued by the Superintendency of Pensions. Mandatory investments represented approximately 60% and 50% of total consolidated assets as of December 31, 2013 and 2012, respectively. As established in Decree Law 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each of the pension funds. This minimum rate of return is based on the weighted average rate of return of all pension funds of the AFP system, over a 36-month period. This requirement has been determined in accordance with the different portfolio compositions, requiring a larger margin for those with a greater investment in variable income securities and therefore potentially subject to higher volatility (Funds Type A and B). If for a certain month the rate of return of a pension fund was lower than the minimum rate of return requirement, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within 15 days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

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

The principal source of revenues from operations for Provida (See “Item 4. Information on Provida—B. Business overview—Primary revenues”) is the fees charged to contributors in connection with deposits of their monthly mandatory contributions. Therefore, the revenues from operations of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From December 1999 until April 2006, Provida charged a variable fee of 2.25% over each contributor’s salary and a nominal fixed fee of Ch$390 per month discounted from the contributor’s accounts. From May 2006 onwards, the variable fee increased to 2.39% and the fixed fee was eliminated. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%, basically due to the increase in the insurance coverage to participants. In July 2009, the variable fee decreased to 1.54% due to the Pension Reform Law’s elimination of AFPs’ individual obligation to provide life and disability insurance (See “Item 3. Key Information –— Recent regulatory changes”) and has remained the same during the years 2012 and 2013.

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

Other income (revenues) of Provida are: share of the profit (loss) from equity accounted associates, financial costs, income from investments, gain/loss from exchange differences, other non-operating income and other non-operating expenses.

The following table sets forth the composition of Provida’s revenues from operations and expenses for the periods indicated:

	As of December 31,
REVENUES FROM OPERATIONS:	2013	2012	2011
Fee income	86.9%	86.1%	93.7%
Gain (loss) on mandatory investments	8.0%	8.1%	-2.3%
Other revenues from operations	5.1%	5.8%	8.6%
TOTAL REVENUES FROM OPERATIONS	100%	100%	100%
Source:    Superintendency of Pensions

	As of December 31,
EXPENSES FROM OPERATIONS:	2013	2012	2011
Life and disability insurance premium expense	2.2%	-5.4%	-3.5%
Employee expenses	45.9%	46.4%	45.6%
Depreciation and amortization expenses	14.3%	12.5%	12.2%
Impairment losses	0.1%	0.5%	0.0%
Miscellaneous other operating expenses	37.5%	46.0%	45.7%
TOTAL EXPENSES FROM OPERATIONS	100%	100%	100%
Source:    Superintendency of Pensions

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2013	2012	2011
Number of contributors	1,777,446	1,796,516	1,786,857
Administrative personnel	1,070	956	909
Sales personnel	760	535	433

Source:   Superintendency of Pensions

Operating results for the years ended December 31, 2013 and 2012

Provida recorded a profit after taxes of MCh$140,086 for the year ended December 31, 2013, an increase of 34.7% over the profit after taxes of MCh$104,034 recorded for the year ended December 31, 2012.

The following is a year-to-year comparison of major income statement line item for the years ended December 31, 2013 and 2012.

Revenues from operations

In fiscal year 2013, total revenues from operations were MCh$186,753, an increase of MCh$8,520 or 4.8% as compared to the prior fiscal year. This increase was mainly caused by higher revenues of MCh$8,045. A discussion of variations within each class of revenues from operations for the fiscal year 2013 as compared to the fiscal year 2012 is described below:

In fiscal year 2013, revenues were MCh$171,762, an increase of MCh$8,045 or 4.9% with respect to the fiscal year 2012, which is explained as follows:

-
Fee income was MCh$162,220 in fiscal year 2013, an increase of MCh$8,806 (5.7%) as compared to 2012. This result was the outcome of increased mandatory contributions due to growth in salary base, basically reflecting the increase in the taxable income of contributors. It is important to mention that in fiscal year 2012 additional fee revenues were received from the Social Pension Institute due to certain residual and unprocessed contributions from previous periods. If this effect were ignored, the mandatory fee income would have grown by 6.6%.

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 36% in terms of number of participants, 33% in terms of contributors and 27% in terms of salary base in the fiscal year 2013. Concerning assets under management, Provida’s market share was 28% as of December 31, 2013. In figures, the average number of contributors was 1,777,446 and the monthly average salary base was MUS$1,613, while assets under management were MUS$45,482 for the year ending December 31, 2013.

-
Other revenues were MCh$9,542 in fiscal year 2013, lower by MCh$761 (7.4%) with respect to fiscal year 2012. This result was mainly due a decrease financial revenues of MCh$620 (65.1%) stemming from the runoff of the life and disability insurance contract that resulted in lower cash flows managed by the insurer and lower returns recorded in the period. Additionally, a decreased of  MCh$141 (1.5%) was recorded primarily attributable to lower operating revenues from AFP Genesis due to the elimination of maintenance charges in accounts and to lower revenues from services rendered to Administradora de Fondos de Cesantía.

Gains (losses) from mandatory investments were MCh$14,991 in fiscal year 2013, an increase of MCh$475 or 3.3% with respect to the result recorded in fiscal year 2012. Even though the weighted average nominal return of pension funds was lower (+7.04% in 2013 as compared to +7.27% in 2012), the increase was sustained by higher contributions collected in the period.

The performance was a result of growth in foreign variable income in developed countries in 2013 that more than offset the fall experienced by emerging economies during the period. In addition, local fixed income positively contributed, as a result of the drop observed in nominal and real interest rates that involved higher prices in local fixed income. Such results were partially offset by a reduction of 14.0% in local variable income as measured through IPSA (Selective Price Index Shares).

The main contributions came from Fund Type C (41% of the gains) with a nominal return of +6.51% and Fund Type D (19% of the gains) with a nominal return of +7.42%.

Expenses from operations

Total expenses from operations were MCh$95,236 in fiscal year 2013, an increase of MCh$25,872 or 37.3% as compared to the prior fiscal year. This increase was caused by increases of MCh$11,572in personnel expenses, MCh$5,813 in life and disability insurance premium expenses, MCh$4,925 in depreciation and amortization costs, and MCh$3,812 in miscellaneous other operating expenses and by a MCh$250 decrease in impairment losses. An explanation of variations for each class of expenses from operations for fiscal year 2013 as compared to fiscal year 2012 is provided below.

Life and disability insurance premium expense recorded an expense of MCh$2,095 in fiscal year 2013, a negative variance of MCh$5,813 as compared to the gain recorded in fiscal year 2012. Since in 2013, the Company established an additional provision, taking into account the death fees payment claims potentially payable as survival benefit claims to deceased participants, whose spouse and/or beneficiaries are legally entitled to receive such survival benefits.

Employee expenses amounted to MCh$43,728 in fiscal year 2013, an increase of MCh$11,572 or 36.0% with respect to 2012. Such result is detailed as follows:

-
Total wages and salaries to administrative personnel were MCh$21,790 in fiscal year 2013, an increase of MCh$3,410 or 18.5% as compared to fiscal year 2012. This result was primarily attributable to a larger staff maintained during the year, resulting in higher fixed compensation and benefits paid expenses. The increase in staff was due to incorporating as permanent employees some external employees who had previously provided services via BBVA Servicios Corporativos (since September 2012). The internalization of certain previously outsourced tasks during 2013 to provide better service to participants also resulted in staff increases.

In fiscal year 2013, higher variable-based compensations paid to chiefs and supervisors of sales were recorded, mainly related to a higher activity associated with the commercial distribution plan.

Average administrative staff amounted to 1,070 workers in fiscal year 2013, a 12.0% increase from an average administrative staff of 956 in 2012. Total staff as of December 31, 2013 was 1,136, an 11.0% increase over 1,023 total staff as of December 31, 2011.

-
Total wages and salaries to sales personnel amounted to MCh$14,959 in fiscal year 2013, an increase of MCh$4,660 or 45.2% as compared to fiscal year 2012. Such increase was caused by a larger staff as a result of the implementation of a new distribution model (since August 2012) destined to improve the sales agents’ profiles, who will later become pension advisors. The latter involved higher expenses in fixed compensations and benefit allowances.

In figures, the average number of sales employees was 760 workers in fiscal year 2013, an increase of 42.0% with respect to the average number maintained in fiscal year 2012 (535 sales agents). By comparing the end of each period, the sales force increased by 23.4% from 717 salespeople in December 2012 to 885 in December 2013.

-
Short-term benefits to employees were MCh$3,545 in fiscal year 2013, increasing by MCh$1,691 or 91.2% as compared to fiscal year 2012 due to higher variable base compensation related to a larger number of staff with regard to goal achievements.

-
Severance indemnities paid in fiscal year 2013 were MCh$3,434, an increase of MCh$1,811 or 111.6% with respect to fiscal year 2012, which was driven by higher indemnities of Ch$1,834 paid to administrative personnel, aimed at strengthening the Company’s structures and processes.

Depreciation and amortization expenses totaled MCh$13,601 in fiscal year 2013, an increase of MCh$4,925 or 56.8% with respect to 2012. This increase was caused by higher amortization expenses recorded in the period.

-
Amortization expense was MCh$11,362 in fiscal year 2013, an increase of MCh$5,120 or 82.0% with respect to fiscal year 2012. This increase was due to software that was written down as a part of future technology replacements for the integration process with MetLife, Inc.

-
Depreciation expense was MCh$2,240 a decrease of MCh$195 or 8.0% with respect to fiscal year 2012. This result was mainly the outcome of lower depreciation of real estate, since fiscal year 2012 the Company recorded amortization costs related to restructuring works of real estate sold to BBVA Chile.

Impairment losses were MCh$65, involving a positive deviation of MCh$249 as compared to impairment losses recorded in fiscal year 2012. The Company generally performs real estate impairment every three years unless evidence of impairment shows need for an earlier assessment. In fiscal year 2012, such testing resulted in an impairment loss for certain properties, while in fiscal year 2013 the impairment losses were just related to receivable accounts.

Miscellaneous other operating expenses were MCh$35,746 in fiscal year 2013, an increase of MCh$3,812 or 11.9% with respect to fiscal year 2012 due to the following:

-
Administration expenses were MCh$25,376 in fiscal year 2013, an increase of MCh$2,442 or 10.6% as compared to fiscal year 2012. This increase was partly attributable to expenses incurred in the Company’s rebranding process (e.g., restructuring of branch offices, holding internal events and replacing outdated material). Additionally, the period recorded higher operational write-offs related to reviews made by the Superintendency that required some participants compensation.

The aforementioned was partially offset by lower expenses for advisory services stemming from the amendment of the BBVA Servicios Corporativos Contract made in September 2012 that significantly reduced the scope of services provided, which translated into lower tariffs on such contract. This contract ended in September 2013 and only certain services are going to be maintained as transaction service agreements.

-
Marketing expenses were MCh$3,466 in fiscal year 2013, an increase of MCh$1,582 with respect to fiscal year 2012. This increase was primarily the result of rebranding expenses associated with printing new brochures and forms used in branch offices. In addition, the period recorded higher expenses in publicity mainly promoting campaigns and written media.

-
Data processing expenses were MCh$4,007 in fiscal year 2013, an increase of MCh$105 or 2.7% with respect to fiscal year 2012, basically related to maintenance costs in equipments and devices in connection with IT requirements.

-
Other operating expenses are associated with expenses incurred for evaluation and qualification of disability status of participants and compensation of the Board of Directors, which amounted to MCh$2,896 in fiscal year 2013, a decrease of MCh$317 or 9.9% with respect to fiscal year 2012, given the decrease of beneficiaries that remain for financing disability evaluations related to the January 2005 – June 2009 policy.

Other income (expenses)

Financial income (expenses) was MCh$2,177 million in 2013, a decrease of MCh$739 with respect to fiscal year 2012, since the Company distributed additional dividends so its liquidity level decreased.

Share of profit (loss) of associates accounted for using equity method was MCh$8,024 in the fiscal year 2013, a decrease of MCh$5,209 million or 39.4% with respect to fiscal year 2012. This result is explained by lower share of profits for MCh$7,667 due to the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in fiscal year 2013. This decrease was partially offset by the positive results of MCh$2,457 achieved by our local associates.

Exchange differences recorded gains for MCh$86 in the fiscal year 2013, rising by MCh$96 with respect to losses recorded in fiscal year 2012. This result was attributable to the Chilean peso depreciation against U.S. dollar (9.3%)

over the asset balances temporarily maintained due to the affiliated companies sales.

Other non-operating income was MCh$68,594 in fiscal year 2013, an increase of MCh$63,693 as compared to fiscal year 2012. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in associates AFORE Bancomer in Mexico (MCh$38,755) and AFP Horizonte in Peru (MCh$26,834).

Other non-operating expenses were MCh$723 in fiscal year 2013, increasing by MCh$384 with respect to fiscal year 2012. This result was basically due to higher expenses in the provision made for litigations.

Income tax expense

Income tax expense was MCh$29,567 in fiscal year 2013, higher by MCh$4,061 or 15.9% compared to fiscal year 2012. This result was explained by higher profits before taxes which were offset by no change in tax rates affecting deferred taxes as compared to the one recognized in fiscal year 2012. In fiscal year 2012, the application of the new tax regulation (September 2012) increased the recurring income tax rate from 18.5% to 20.0%, so the deferred tax rate increased from 17.0% to 20.0%. The latter implied higher tax expenses of MCh$5,763 for September 2012, including both income tax by MCh$1,033 and deferred tax by MCh$4,729.

Profit

During fiscal year 2013, the Company recorded a profit of MCh$140,086, an increase of MCh$36,052 or 34.7% as compared to the profit attained in the fiscal year 2012, due to profits generated from the sale of equity interests held in foreign associates AFORE Bancomer in Mexico and AFP Horizonte in Peru (MCh$53,321, net of taxes) and higher revenues of MCh$8,045 mainly boosted by higher fee income (MCh$8,806).

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

-
Total wages and salaries to administrative personnel were to MCh$18,381 in fiscal year 2012, increasing MCh$1,094 or 6.3% as compared to 2011. This result was basically attributable to higher expenses incurred in fixed salaries as the period had a greater staff due the transfer of 92 people from BBVA Servicios Corporativos towards Provida’s permanent personnel in September, 2012. Additionally, the period recorded higher variable-based salaries paid to chiefs and supervisors of sales, mainly related to awards of the commercial plan; a higher provision for accrued vacation for the greater staff, as well as lower use of vacations; plus higher amounts of legal contributions due to the increased salaries paid in the period. The above was partially offset by lower expenses in overtime (a greater control over them), and lower expenses in training, specifically trips, accommodation and food.

In figures, the average administrative staff amounted to 956 workers in fiscal year 2012, while in fiscal year 2011 it was 909, an increase of 5.1%. By comparing the end of each period, the administrative staff increased by 11.1%, from 921 in December 2011 to 1,023 workers in December 2012.

-
Total wages and salaries to sales personnel amounted to MCh$10,299 in fiscal year 2012, a decrease of MCh$1,092 or 11.8% with respect to fiscal year 2011. This variation was basically caused by higher variable compensation paid, attributable to increased commission, awards and participations paid to sales agents, and higher fixed compensation and increased benefit allowances, as a consequence of a greater staff maintained in the period. In addition, the period recorded a higher provision for accrued vacations as a consequence of lower use of them and also a larger staff.

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

-
The amortization expense was MCh$6,241 in fiscal year 2012, an increase of MCh$388 or 6.6% with respect to fiscal year 2011. The variation was attributable to higher amortization costs in intangibles, associated with internal development enhancements made in the Unified Platform.

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

-
Data processing expenses were MCh$3,902 in fiscal year 2012, an increase of MCh$108 or 2.8% with respect to fiscal year 2011. This result was caused by higher hardware and software maintenance costs with related companies, as the period recorded higher expenses with the Regional Computer Center (CCR) in Mexico due to larger volumes of operations; as well as cost of maintenance of other equipment and installations referred to help desk and commercial support services. The latter was partially offset by lower expenses in liaison services with branch offices, as fees and services provided by Movistar were reviewed, hence reducing the applicable monthly expense applicable for fiscal year 2012.

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

In the fiscal year 2012, share of profit (loss) of associates accounted for using equity method was MCh$13,233, an increase of MCh$3,522 or 36.3% with respect to fiscal year 2011. This increase was the outcome of better results generated by all associates, excepting the local associate DCV. Locally, the associates contributed in the aggregate of MCh$1,842, given the higher fees on sales generated by Previred, but mainly higher fee income from AFC. After BBVA Group announced to the market on May 24, 2012 its strategic review of alternatives for its mandatory pension fund administration business in Latin America, Provida Internacional began to consider sales alternatives for its interests in AFORE Bancomer and AFP Horizonte and, therefore, classified these investments as assets held for sale on its balance sheets at the end of November 2012. As a result, our financial statements include profits realized by these assets during the 11-month “held for sale” period, representing an increase compared to year 2011 of MCh$1,220 with respect to AFP Horizonte in Peru and  MCh$460 with respect to AFORE Bancomer in Mexico. In each case these profits were due to higher gains from mandatory investments and increased fee income at these companies.

In the fiscal year 2012 exchange differences recorded losses for MCh$10 for the year ended in December 2012, negative by MCh$132 with respect to the gains recorded in 2011. This result was attributable to losses in exchange rate as the Chilean peso appreciated 7.6% against the dollar (v/s the depreciation of 10.9% in 2011) which negatively affected its net position in assets held in dollars. Additionally, the period recorded lower gains in UF fluctuation due to a 2.5% increase in its valuation, which was less than the increase of 3.9% registered in 2011, affecting the net position of assets adjusted by UF.

Other non-operating revenues were MCh$4,901 in fiscal year 2012, an increase of MCh$1,852 or 60.7% as compared to fiscal year 2011. This result was attributable to the profit from the sale of real estate assets not used by the Company. In addition, reimbursements were recorded during the period related to the earthquake that occurred in February 2010. The period also recorded reversals of provisions from previous periods, mainly in labor litigation which were finally determined as favorable for the Company. Provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as revenues.

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

In 2013, the net variation in cash and cash equivalents was positive by MCh$3,784 (MUS$7), due to net positive cash flows originated by operations and investments activities, but it was partially offset by the net negative cash flows originated by financing activities. In 2012, the net variation in cash and cash equivalents was positive by MCh$5,153 (MUS$10), due to net positive cash flows originated by activities from operations, but it was partially offset by the net negative cash flows originated by financing activities. In 2011, the net variation in cash and cash equivalent was negative by MCh$1,074 (MUS$2) due to net negative cash flows originated from financing and investment activities, which was partially offset by the positive cash flows originated from operations.

In 2014, Provida expects that the major cash outflows may include:

-	Budgeted capital expenditures of MCh$8,300 (MUS$15.8); and
-	Budgeted dividends of MCh$42,026 (MUS$80).
-
Regarding payments and refinancing of short-term contractual obligations, the Company will generate enough resources to comply with its operating cycle. Therefore, Provida does not expect to require short term financing.

Moreover, capital requirements for 2014 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long-term financing needs. The financing of working capital is expected to be covered by Provida’s own resources, since Provida has generated significant cash flows from its operations and a portion of the related profits has remained in the Company. See “D. Tabular disclosure of contractual obligations.”

Sources and uses of funds

Cash and working capital. The Company has recorded positive working capital of MCh$16,225 (MUS$31), MCh$61,523 (MUS$117) and MCh$29,062 (MUS$55) as of December 31, 2013, 2012 and 2011, respectively. This result for 2013 was mainly related to an increase in legal minimum dividend obligations (equal to 30% of the profits attained in the period) due to the sale of equity interests held by Provida Internacional. In previous years, this figure was affected by the higher liquidity levels of the Company as the obligation of the life and disability insurance has been gradually extinguished, as well as revenues generated by the recurring business.

Net cash provided by operating activities. Net cash provided by operating activities was MCh$80,447 in 2013, representing a decrease of MCh$13,518 with respect to net cash provided by operating activities in 2012. This decrease was mainly explained by the following: (i) higher remunerations paid of MCh$8,517 due to the increase in staff; (ii) higher income taxes paid of Ch$8,363, basically due to increased local taxes paid on the sale of foreign associates, and (iii) higher payment to suppliers of MCh$3,912. The aforementioned was partially offset by higher fee income collected of MCh$8,523.

In 2012, net cash provided by operating activities was MCh$93,965 in 2012, representing an increase of MCh$8,018 with respect to net cash provided by operating activities in 2011. The increase was explained by the following: (i) higher fee income received of MCh$13,059 with respect to 2011, mainly sustained by the higher client’s salary base in the year, (ii) higher other inflows from operations of MCh$1,027 with respect to 2011; and (iii) higher other proceeds from interests of MCh$1,455, as well as from dividends of MCh$1,239. The above was partially offset by (i) higher other outflows from operations of MCh$4,705 and (ii) higher payments on income tax of MCh$3,875.

Net cash provided by investing activities. Net cash provided by investing activities was MCh$106,547 in 2013, increasing by MCh$104,360 as compared to 2012. The increase was mainly related to higher proceeds of MCh$94,201 received from divestitures of associates due to the sale of AFORE Bancomer in Mexico and AFP Horizonte in Peru, and higher other cash inflows from investing activities of MCh$10,400. The above was partially offset by higher payments for acquiring shares from mandatory investments of MCh$4,789.

In 2012, net cash provided by investing activities was MCh$2,187 in 2012, increasing by MCh$18,747 as compared to 2011, when MCh$16,560 was used in investing activities. The increase in funds from investing activities in 2012 was mainly related to (i) lower other cash outflows of MCh$13,103 paid in 2012 as compared to 2011, referred to investments in time deposits, (ii) superior other cash inflows of MCh$4,797 and (iii) higher proceeds received from disposal of property, plant and equipment of MCh$2,336 as compared to 2011.

Net cash used in financing activities. The Company’s net cash used in financing activities amounted to MCh$183,211 in 2013, increasing by MCh$92,212 as compared to 2012. This increase is basically explained by higher dividends paid to shareholders of MCh$91,165 due to the final dividend paid corresponding to 2012, as well as extraordinary dividends paid associated with the excess of cash flows attributable to both, sales of equity interests in associates and the recurring business.

In 2012, the Company’s net cash used in financing activities increased by MCh$20,537 in 2012, from MCh$70,461 in 2011 to MCh$90,998 in 2012. The increase in cash used in financing activities is mainly attributable to dividends paid to shareholders of MCh$91,649 in 2012, which were higher by MCh$21,889 with respect to 2011.

C.	Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.	Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	MCh$	MCh$	MCh$	MCh$	MCh$
Contractual Obligations
Life and disability insurance	3,667	3,667	-	-	-
Outsourcing contracts	733	733	-	-	-
Total Contractual Obligations	4,400	4,400	-	-	-
Commercial Commitments
Bank lines overdrafts	3	3	-	-	-
Capital lease contracts	304	59	109	109	27
Total Commercial Commitments	307	62	109	109	27

During the last three years, Provida’s most important contractual obligations were those related to the contract for outsourcing services with BBVA Servicios Corporativos. This contract was amended in September 2012 in terms of fees and finally in September 2013 it was terminated due to the change of Provida’s controlling shareholder. The rest of the outsourcing obligations represent payments with a one-month lag. Therefore from year 1 onwards there is no associated obligation. Please see Note 26 to the audited Consolidated Financial Statements.

In previous years, Provida’s most significant contractual obligation related to the life and disability insurance policy entered into with BBVA Seguros de Vida S.A. Beginning in June 2009, as per the modification introduced by the Pension Reform Law in relation to the joint bidding process of the life and disability insurance, the AFPs are no longer responsible for such insurance thus, premiums originally established with the life insurers for granting benefits are not paid by AFPs, but AFPs are responsible for casualties under coverage until June 30, 2009. Currently, the Company and BBVA Seguros de Vida S.A. are negotiating the definite balance of this insurance policy.

The use of the banks’ credit lines overdrafts is used to finance business operations. As of December 31, 2013, the unused lines of credit amounted to MCh$62,000. Finally, Provida’s capital leases are basically connected with the financing of property, plant and equipment.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Provida’s Directors as of December 31, 2013 were as follows:

Directors (1)	Position	Current position held since	Expiration of current term
Víctor Hassi Sabal(2)	Chairman of the Board of Directors	2013	2014
Jorge Carey Tagle(2)	Vice-Chairman	2013	2014
Jaime Martínez Tejeda(2)	Director	2013	2014
Martín Enrique Galli(2)	Director	2013	2014
Carlos Alberto Olivieri(2)	Director	2013	2014
María Cristina Bitar Maluk	Director	2010	2014
Jorge Marshall Rivera	Director	2010	2014
Osvaldo Puccio Huidobro	Alternate Director	2010	2014

(1)	None of the above mentioned Directors individually owns one percent or more of shares in Provida.
(2)
As provided in Article 32 of Law 18,046 of the Chilean Corporation Law, at the Extraordinary Board of Directors’ meeting held on October 2, 2013 Mr. Joaquín Cortez Huerta, Mr. Jesús del Pino Durán, Mr. Luis Fernando Ferreres Crespo, Mr. Francesc Jorda Carré and Mr. José Martos Vallecillos submitted their resignations as a result of the change of Provida’s ultimate parent. At the same meeting Mr. Víctor Hassi Sabal, Mr. Jorge Carey Tagle, Mr. Jaime Martínez Tejeda, Mr. Martin Enrique Galli and Mr. Carlos Alberto Olivieri were appointed as new Provida’s Directors. Notwithstanding, during the next Shareholders’ meeting to be held on April 30, 2014, the Board of Directors will be entirely renewed.

Víctor Hassi Sabal is the Chairman of the Board and has been Director of Provida since October 2013. He received a civil mining engineering degree from the University of Santiago of Chile and a Master of Science from Northeastern University in the United States.

Jorge Carey Tagle is the Vice-Chairman of the Board and Director of Provida and has been Director of Provida since October 2013. He received a degree in law from the Catholic University of Chile and a Master in comparative law from the New York University in the United States.

Jaime Martínez Tejeda is Director of Provida since October 2013. He received a degree in law from the Catholic University of Chile.

Martín Enrique Galli is Director of Provida since October 2013. He is a university graduate in mathematics from the University of Buenos Aires, Argentina and a master of finance from the CEMA University, in Buenos Aires, Argentina.

Carlos Alberto Olivieri is Director of Provida since October 2013. He received a general accounting degree from Rosario National University in Argentina.

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

Provida’s senior management as of December 31, 2013 was as follows:
Senior Management (1)	Position	Current position held since	Expiration of current term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Cristóbal Torres Egaña(2)	Chief Investment Officer	2013	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Magaly Pacheco Mena	Chief Operational Officer	2010	N/A
Andrés Veszprémy Schilling	General Counsel	2012	N/A
Pablo Villalobos Astudillo	Audit Manager	2012	N/A
Marco Rivera Araya	Human Resources Manager	2012	N/A
María Paz Yáñez Macías	Chief Financial Officer	2002	N/A
Iván Baeza Galaz	Marketing Manager	2007	N/A
Santiago Donoso Hue	Risk Manager	2012	N/A
Serge Tempel Nudel	Strategy and Business Development Manager	2007	N/A

N/A: Not applicable

(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in Provida.
(2)	On June 1, 2013, Mr. Cristóbal Torres Egaña was appointed as Provida’s Chief Investment Officer, replacing Mr. Gonzalo Camargo Cárdenas who submitted his resignation due to personal reasons.

Ricardo Rodríguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina.

Cristóbal Torres Egaña is the Chief Investment Officer since June 1, 2013. He received an industrial engineering degree from the Catholic University of Chile and an MBA from Yale University, USA. Between June 2010 and May 2013, he served as a Fixed Income Manager for AFP Provida.

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

Andrés Veszprémy Schilling is the General Counsel since 2012. He received a law degree from the University of Chile and a Master of Laws in International Legal Studies from the American University, USA. Previously, he had also served as General Counsel of AFP Provida since 2002 until March 2009.

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

Marco Rivera Araya is Human Resources Manager since 2012. He received a commercial engineering from University of Santiago of Chile.

María Paz Yáñez Macías is the Chief Financial Officer since 2013. She received a commercial engineering degree from the Catholic University of Chile. Between 2002 and 2013 she was serving as the Planning & Control Division for AFP Provida.

Iván Baeza Galaz is the Marketing Manager since 2007. He received a civil industrial engineering degree from University of Chile. Between 1999 and 2007, he served as the Chief of the Commercial Development Department for AFP Provida.

Santiago Donoso Hue is the Risk Manager since 2012. He received a commercial engineering degree from Los Andes University, Chile. Between 2007 and 2012 he performed as the Deputy Manager of Risk for AFP Provida.

Serge Tempel Nudel is the Strategy and Business Development Manager since December 2013. He received a civil industrial engineering degree from the University of Chile and a MBA from HEC School of Management, in Paris, France.

B.	Compensation

Our Directors earn a per diem for the activities in which they participate. The total per diem compensation paid by Provida to all Directors during the fiscal year 2013 was an aggregate of MCh$528, a 2.8% decrease year-over-year. The detail of per diem paid in 2013 was as follows:

Directors	For the year ended on December 31, 2013
(MCh$)
Joaquín Cortez Huerta(1)	53
Jesús del Pino Durán(1)	52
Jorge Marshall Rivera	71
María Cristina Bitar Maluk	71
Luis Ferreres Crespo(1)	53
Francesc Jorda Carré(1)	53
José Martos Vallecillos(1)	53
Osvaldo Puccio Huidobro	50
Jorge Carey Tagle	18
Jaime Martínez Tejeda	18
Martín Enrique Galli	18
Carlos Alberto Olivieri	18
Total	528

(1) Mr. Joaquín Cortés Huerta, Mr. Jesús del Pino Durán, Mr. Luis Ferreres Crespo, Mr. Francesc Jordá Carré and Mr. José Martos Vallecillos, received per diem in 2013 until cessation of their services as Directors on October 2, 2013.

None of the Directors have service contracts with the Company or any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2013, including 23 managers, 17 deputy managers and 20 department chiefs, was MCh$5,892. Severance payments made during 2013 to all executives who left the Company for different reasons totaled MCh$731.

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

The Pension Reform Law incorporates additional limitations over executives that might be designated as directors of AFPs and the requirement that at least two of the Board of the Directors’ members be considered as autonomous. Since October 2008, Directors and/or executives of other AFPs, banks or financial institutions, stock exchanges, stock intermediaries, administrators of investments funds, administrators of mutual funds or insurance companies may not be appointed Director of an AFP. Directors of other companies, foreign or local, that belong to the business conglomerate, may not be appointed Director of an AFP. A Director will be considered as autonomous when he or she has no relationship with the AFP, the other corporations of the conglomerate of which he or she takes part in, its controlling shareholder, and principal executives of any of such companies that might generate a potential conflict of interest or hinder his/her independence from the conglomerate.

As a consequence of modifications introduced by Law Nº20,382 regarding Corporate Governance in the Chilean Corporation Law, Directors of Corporations, such as AFPs, complying with certain requirements must also meet independence criteria established by this law, similar to those criteria established in Law Nº 20,255 –the Pension Reform Law- in relation to the autonomous nature of a Director. Two of the current Directors of Provida meet the requirements of autonomy and independence as per the applicable Chilean Law.

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

At the beginning of 2010, the Law Nº20,382 on Corporate Governance became effective, which modified the Chilean Corporation Law by instructing the Corporations satisfying certain requirements appointed in such law, to have a Directors’ Committee composed of three members, with a majority being independent. In this context, during the Extraordinary Shareholders’ meeting held on October 2, 2013, Provida elected the new members of the Directors’ Committee; two of them met the requirement of independence as determined by the applicable Chilean laws.

Under Provida’s by-laws and Chilean Corporation Law, the responsibilities of the Directors’ Committee include: proposing external auditors; examining reports made by the external auditing firm; approving additional services to be provided by the external auditing firm; analyzing reports made by the Audit of Provida; reviewing resolutions and notes issued by regulatory organizations; reviewing the report on the implementation of financial controls; reviewing and evaluating the plan by Provida’s Audit for the year and analyzing information in connection with operations included in articles 147 et seq. of Law N° 18,046 for Corporations, suggesting approval of transactions with related parties that shall be laid under their knowledge.

The members of the Directors’ Committee are elected by the Board of Directors. Until October 1, 2013, the Directors’ Committee consisted of Mr. Jesús del Pino Durán, who was also designated as the “financial expert” of the Directors’ Committee; Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera. On October 2, 2013, as per the resignation of Mr. Jesús del Pino Durán, Mr. Jaime Martínez Tejeda was appointed in his replacement. Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera remained in their positions, and Mr. Marshall was designated as the new “financial expert” of the Directors’ Committee. This Committee met 17 times in 2013 in which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez and the Committee Secretary. At the Ordinary Meetings when an audit report is submitted, the Audit Manager also attends. Occasionally, the partners of the external auditing firm, Deloitte and managers of the various AFP Provida also attend. While not required to do so under Chilean law, the Directors’ Committee has the necessary power and authority to hold committee meetings without the presence of the CEO or other members of management.

The Directors’ Committee carried out various activities during 2013, among which were: (i) review of the report made by external auditors, the balance sheet and the remaining financial statements for the period between January 1, and December 31, 2012; (ii) review of reports prepared by the external audit firm; (iii) analysis of reports submitted by the internal audit of AFP Provida; (iv) analysis of resolutions and general notes issued by the Superintendency of Pensions; (v) review and evaluation of the Internal Audit Plan’s compliance for the year 2012; (vi) review and approval of the Audit Plan for 2013 and the monthly review of its compliance; and (vii) review of information relate to transactions referred to in Articles 147 and others of Law 18,046 by suggesting the approval of transactions with related parties that were submitted to.

During the fiscal year 2013, the Directors’ Committee incurred in expenses amounting to MCh$54 additional to those expenses in relation to the compensation of its members. The total fees paid in 2013 for participation in the Directors’ Committee was as follows:

Fees
Directors	(MCh$)
Jorge Marshall Rivera	29
María Cristina Bitar Maluk	29
Jesús del Pino Durán	21
Jaime Martínez Tejeda	6
Total	85

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that until October 1, 2013, was comprised by the directors Mr. Joaquín Cortez Huerta, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera. Subsequently, on October 2, 2013, and as per the resignation submitted by Mr. Joaquín Cortez Huerta, Mr. Carlos Alberto Olivieri was appointed in his replacement. Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera remained in their positions.

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

Duties and responsibilities of the Directors’ Committee are established in the Chilean corporation law, including: the election of external auditors, the review of reports made by the external auditing firm, the approval of additional services rendered by the external auditing firm, the analysis made by Provida’s Audit, the review of Resolutions and Notes issued by regulatory organizations and the approval of transactions with related parties.

Provida’s Audit provides ongoing reports to management and the Directors’ Committee regarding risk management and internal control processes of Provida.

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

The above description of the differences between the NYSE Corporate Governance Standards and the corporate governance practices applicable to Provida under Chilean Law is available on the English version of our website at www.provida.cl.

D.	Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operational area as of December 31, 2013 which was 2,021 employees.

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the Marketing and Sales Area Officer, the Investment Area Officer, the Operational and Systems Area Officer, the Risk Manager, the Chief Financial Officer, the Marketing Manager, the General Counsel, the Strategy and Business Development Manager and the Human Resources Manager.

The Audit Manager reports directly to the Board of Directors, through the Directors’Committee. Additionally, in certain issues related to performance of its duties (methodology, work programs, tools, among others), reports to the Corporate Internal Audit Department of MetLife, Inc. through the Head of Audit to South America, and for administrative purposes to the General Management. This ensures, together with the approval of the annual audit plan, the control of its performance by the Board of Directors (through the Directors’ Committee) and the supervision by the Corporate Internal Audit Department. This structure ensures the complete independence of the afomentioned function.

As of December 31, 2013, Provida had 2,021 employees, 885 of which were members of the sales force, representing 44% of Provida’s total staff. As of December 31, 2012, Provida had 1,740 employees, 717 of which were members of the sales force, representing 41% of Provida’s total staff. As of December 31, 2011, Provida had 1,350 employees, 429 of which were members of the sales force, representing 32% of Provida’s total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. Its membership represented 34.6% of the Company’s total employees as of December 31, 2013, of which 565 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor

Union N° 2”) was established in 1997 and its members are only administrative employees representing 19.8% of the Company’s total employees as of December 31, 2013.

In December 2013, a new collective bargaining agreement was executed between Provida and Labor Union Nº2, which resulted in a collective agreement that will be in effect until December 31, 2015. The collective bargaining with Labor Union N°1 was executed in January 2013 and the agreement is effective until January 31, 2015.

E.	Share ownership

As of December 31, 2013, there are no shares owned by Provida’s Directors or Executive Officers.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Provida is a publicly traded Chilean corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Provida is controlled by its major shareholder Inversiones Previsionales S.A. (a wholly-owned subsidiary of MetLife Chile Acquisition Co. S.A. since October 1, 2013.), which owns 51.62% of issued shares in the Company but has no special voting rights.

The remaining subscribed and paid shares (other than those held indirectly by MetLife Chile Acquisition Co. S.A. through American Depositary Shares) are distributed between MetLife Chile Acquisition Co. S.A. (17.79%) and small local and foreign investors, including executives of Provida who each have an individual participation lower than 1% of the issued share capital. No major shareholder has special voting rights.

As of December 31, 2013, share ownership was as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
Inversiones Previsionales S.A.(1)	171,023,573	51.62%
The Bank of New York Mellon(2)	86,489,460	26.10%
MetLife Chile Acquisition Co. S.A. (3)	58,949,845	17.79%
Santander S.A. Corredores de Bolsa	1,059,178	0.32%
Larraín Vial Corredora de Bolsa S.A.	875,305	0.26%
Banchile Corredora de Bolsa S.A.	801,732	0.24%
Directors and Executives	28,589	0.01%

(1)
Corporation incorporated in Chile and whose major shareholder is MetLife Chile Acquisition Co. S.A. For more information, see “Item 4. Information on Provida—A. History and development—Recent developments.”

(2)	Depositary Bank of ADS, Banco Itaú acting as custodian. It includes a 21.97% owned by MetLife Chile Acquisition Co and the remaining 4.13% is owned by other third parties.

(3)
MetLife Chile Acquisition Co. S.A, purchased its shares through the tender offer of common shares of a single series conducted in September 2013. For further information, see “Item 4. Information on Provida—A. History and development—Recent developments”.

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

On October 1, 2013, AFP Provida S.A. was informed that its parent had changed and that MetLife Chile Acquisition Co. S.A. declared that its tender offer in Chile, for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, was successful. As reported in the prospectus for the Offer in Chile, the ultimate controlling shareholder of Provida is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

Related party transactions as of December 31, 2013

Servicios de Administración Previsional S.A. is a company in which Provida has a 37.9% equity interest. PreviRed.com renders certain services to Provida, where the most important service is electronic collection of charges. The other services are referred to young workers subsidies, DNPA (declaration of non-payment) services, password administration, data processing and technological services and monitoring services.

On October 24, 2013, the Board of Directors of Servicio de Administración Previsional S.A. agreed to distribute a temporary dividend of MCh$2,875 equivalent to Ch$3,855.27 per share against profits of 2013, corresponding a total of MCh$1,089 for Provida.

Sociedad Administradora de Fondos de Cesantía Chile S.A. (“AFC”) Until October 7, 2013 when it ceased its operations, this was a subsidiary in which Provida had a 49.2% equity interest over the shares with economic rights. Provida is paid by AFC for rendering technological support and technological advisory services.

All the AFPs guaranteed AFC’s debt in the aggregate amount of UF 400,000, of which Provida had guaranteed MCh$4,544 (approximately MUS$9) in proportion to its equity interest in AFC, an amount required under certain of AFC’s credit agreements, specifically those in relation to guaranty bills and promissory notes. On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed the Company with bank guarantee letters for an amount of UF 160,000 (MCh$3,730). Moreover, the guarantee of UF 240,000 (MCh$5,594) expired on April 25, 2013. However, on March 26, 2013, Sociedad Administradora de Fondos de Cesantía replaced it, establishing a new maturity date on January 31, 2014, and it did not consider shareholders as sureties, warrantors or joint co-signers.

The contract subscribed with Sociedad Administradora de Fondos de Cesantía S.A. ended on October 7, 2013, and from that date onwards, Sociedad Administradora de Fondos de Cesantía S.A. II began its operations and currently AFP Provida does not hold any equity interest in such entity.

MetLife Chile Seguros de Vida S.A. Provida entered into transactions with this company regarding collective health insurance policies to certain Provida’s employees.

Related party transactions as of September 30, 2013

As of October 1, 2013, because of the change in our ultimate parent, the following entities are no longer considered related companies and their effects on results are included only as of September 30, 2013.

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

BBVA Corredores de Bolsa S.A. The transactions with this entity were financial services rendered to Provida.

BBVA Chile S.A. The transactions between Provida and this entity included lease agreements, collection services savings withdrawals and pension payments, overdraft lines, loans and bank current accounts.

BBVA Compañía de Seguros de Vida S.A. On January 1, 2005, BBVA Compañía de Seguros de Vida S. A. was awarded the bidding of Provida’s life and disability insurance until June 2009. This contract was amended in September 2010 regarding the applicable measurement period and finally closed in December 2013. See “Item 10. Additional Information—C. Material Contracts.” Currently, the definite balance sheet of this contract is under review, before its termination.

Aplica Tecnología Avanzada S.A. On December 29, 2004 a contract was entered into related to the data processing services of operational and administrative applications of the Company. Such service was rendered by CCR (Processing Center). This contract was transferred to the company Aplica Tecnologia Avanzada S.A., as a result of the merger between BBVA Bancomer and BBVA Bancomer Servicios S.A.

Banco Bilbao Vizcaya Argentaria S.A.  On December 16, 2009 a contract was entered into related to services of data processing outsourcing, advisory and maintenance of terminals and help-desk.

BBVA Servicios Corporativos Ltda. On January 1, 2010 a contract was entered into for the externalization of Provida’s services. This contract could be terminated early provided that BBVA Group was no longer the controlling shareholder of AFP Provida, which occurred and terminated the contract in September 2013.

Aplica Soluciones Tecnológicas Chile Ltda. On January 4, 2010 a contract was entered into related to the design and development of software system.

Forum Servicios Financieros S.A. The transactions between Provida and this entity included agreement of office rentals.

For the fiscal years 2013, 2012 and 2011, details of the related party transactions were disclosed in Note 11 to the audited Consolidated Financial Statements.

Company	Transaction	Amount of transactions			Effect on revenues (expense)
		2013	2012	2011	2013	2012	2011
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	-	2,832	2,832	(425)	(566)	(566)
	Office rentals	-	1	1	-	1	1
	Self service dispenser lease	-	107	114	(80)	(107)	(114)
BBVA Corredores de Bolsa S.A.	Financial services	-	62	169	(29)	(62)	(169)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	-	1,211	1,250	784	1,211	1,250
	Rentals (agencies, Huérfanos and Bandera Tower)	-	520	518	(278)	(520)	(518)
	Community fees as lessor	-	33	167	26	33	167
	Community fees as lessee	-	96	210	(368)	(96)	(210)
	Pension payment service	-	7	26	(144)	(7)	(26)
	Collection contract	-	-	4	-	-	(4)
	Expense for bank account maintenance	-	3	1	-	(3)	(1)
	Savings payment service	-	11	50	(10)	(11)	(50)
	Cash payment service	-	4	-	(1)	(4)	-
	Purchase of real estate	-	1,997	-	-	-	-
	Sale of real estate	-	(966)	-	294	1,005	-
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	-	329	370	(146)	(329)	(370)
	Casualty rate provision	-	(4,047)	(3,031)	1,539	4,047	3,031
	Financial revenue provision	-	953	2,151	218	953	2,159
	Insurance settlement	-	2,604	990	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,670	1,620	1,624	(1,670)	(1,620)	(1,624)
	Young worker subsidy	16	17	15	(16)	(17)	(15)
	DNPA (declaration of non-payment) service	69	44	94	(69)	(44)	(94)
	Password administration	164	128	166	(164)	(128)	(166)
	Data processing	305	28	147	(305)	(28)	(147)
	File transference	12	9	14	(12)	(9)	(14)
	Technological services	2	3	5	(2)	(3)	(5)
	SAS 70 report	-	-	(11)	-	-	11
	MAC Service	-	-	24	-	-	(24)
	Monitoring Service	-	-	1	-	-	(1)
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	-	269	219	-	269	219
	Technological Supportive Services	202	86	271	(3)	86	271
Aplica Tecnología Avanzada S.A.	Data Processing	-	1,481	1,428	(1,225)	(1,481)	(1,428)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	-	26	57	(29)	(26)	(57)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	-	3,943	5,102	(720)	(3,943)	(5,102)
	Office rentals	-	503	491	385	503	491
	Common Charges as lessee	-	21	21	31	21	56
Aplica Soluciones Tecnológicas Chile Ltda.	Software development	-	655	412	(7)	(15)	(36)
	Technological services	-	51	-	-	(51)	-
Forum Servicios Financieros S.A.	Office rentals	-	-	-	29	-	-
MetLife Chile Seguros de Vida S.A.	Collective health insurance policies	14	-	-	(14)	-	-

During the fiscal year 2013, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transaction with related parties, which was entered into on similar terms and conditions to those prevailing in the market.

-
At the Ordinary Meeting held on September 25, 2013, the Board of Directors reviewed the contracts subscribed to with entities belonging to the BBVA Group, especially the Data Processing Contract with Aplica Tecnología Avanzada S.A. de C.V. (“ATA”). Certain modifications were adopted, which allowed AFP Provida to continue hiring the services regardless of the change of controlling shareholder, and facilitate the migration of services from the current supplier to the one which will be determined in the future.

C.	Interests of experts and counsel

None.

Item 8.     FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 29, 2011, the Board of Directors announced its intention to pay a dividend for the fiscal year 2011 for an amount equivalent to 75% of Provida’s net profit, a proposal that was modified in the Ordinary Shareholders’ meeting held on April 27, 2012, when it was finally agreed to pay a dividend for the fiscal year 2011 for an amount equivalent to 100% of Provida’s net profit. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2012 for an amount equivalent to 100% of Provida’s profit, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 30, 2013. Finally, at the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2013 for an amount equal to at least 30% of Provida’s profits (dependent on the Company’s investment and financing needs after the distribution of dividends to be determined, as a result of the agreement for the sale of the shareholding held in AFP Provida), which will be submitted for vote in the Shareholders’ meeting to be held on April 30, 2014.

As agreed between our former controlling shareholder, Banco Bilbao Vizcaya Argentaria S.A. and BBVA Inversiones Chile S.A., and our new ultimate controlling shareholder, MetLife, Inc., in connection with the sale of the stake held in AFP Provida, at the Board of Directors’ Extraordinary meeting N° 50 held on May 2, 2013, it was agreed to summon an Extraordinary Shareholders’ meeting in order to distribute an extraordinary dividend N°59 amounting to Ch$248.51 per share out of retained earnings from previous years, which was finally approved by the

Extraordinary Shareholders’ meeting held on May 30, 2013, and which payment was made in the same date to those shareholders registered in the Register of Shareholders as of May 24, 2013.

Additionally, as agreed between our former controlling shareholder, Banco Bilbao Vizcaya Argentaria S.A. and BBVA Inversiones Chile S.A. and our new ultimate controlling shareholder, MetLife, Inc., in connection with the sale of the stake held in AFP Provida, at the Board of Directors’ Extraordinary meeting N° 51 held on August 5, 2013, it was agreed to summon an Extraordinary Shareholders’ meeting in order to distribute an extraordinary dividend N°60 amounting to Ch$82.92 per share out of retained earnings from previous years, which was finally approved by the Extraordinary Shareholders’ meeting held on August 27, 2013, and which payment was made on September 4, 2013 to those shareholders registered in the Register of Shareholders as of August 29, 2013.

Dividends per share for each period
	2013(2)	2012	2011
Total dividend (Ch$)	126.50	314.00	238.00
Dividend ratio (1)	30%	100%	100%

(1)	Annual dividends for the corresponding annual net profit.
(2)
Dividend to be ratified and approved at the Ordinary Shareholders meeting scheduled for April 30, 2014. During 2013, two extraordinary dividends were distributed of Ch$248.51 and of Ch$82.92 in May and September, respectively.

B.	Significant changes

See “Item 4. Information on Provida—A. History and development—Recent developments” for information on recent and pending transactions affecting Provida.

Item 9.     THE OFFER AND LISTING

A.	Offer and listing details

Provida estimates that during 2013, shares of its common stock were traded on nearly all trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange and the high and low trading prices for the last five months in pesos per share of common stock and in dollars per ADS listed on the Santiago Stock Exchange and the New York Stock Exchange, respectively. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange (Ch$ per share (1))		NYSE (US$ per ADS(2))
Period	High	Low	High	Low
1st Quarter 2009	710.00	660.00	18.50	13.52
2nd Quarter 2009	967.71	700.00	25.88	18.14
3rd Quarter 2009	1,289.40	910.00	35.75	24.06
4th Quarter 2009	1,528.00	1,270.00	45.65	34.40
1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
2nd Quarter 2010	1,733.00	1,515.10	48.29	41.80
3rd Quarter 2010	2,037.00	1,539.90	62.91	42.26
4th Quarter 2010	2,700.00	2,015.00	86.91	62.91
1st Quarter 2011	2,616.50	2,204.70	80.70	67.48
2nd Quarter 2011	2,620.00	2,199.70	82.78	69.13
3rd Quarter 2011	2,360.50	1,800.20	76.79	56.42
4th Quarter 2011	2,331.00	1,920.00	67.01	55.00
1st Quarter 2012	2,560.00	2,200.00	79.00	65.99
2nd Quarter 2012	2,900.00	2,445.00	83.78	71.51
3rd Quarter 2012	3,038.90	2,768.00	96.47	84.24
4th Quarter 2012	3,500.00	2,935.00	111.48	92.52
1st Quarter 2013	3,500.00	3,190.40	111.72	101.07
2nd Quarter 2013	3,397.30	2,859.40	104.75	83.63
3rd Quarter 2013	3,202.00	2,860.10	92.20	82.93
4th Quarter 2013	3,100.00	2,825.00	87.60	82.09
November 2013	3,083.40	2,880.00	87.50	85.90
December 2013	3,100.00	3,000.00	87.14	86.01
January 2014	3,120.00	3,000.00	87.11	83.00
February 2014	3,201.00	3,100.00	87.07	85.02
March 2014	3,260.00	3,150.00	89.00	80.07
Until April 25, 2014	3,450.00	3,205.00	94.00	87.50

Source: Santiago Stock Exchange – Official Quotations Bulletin.

(1)	Pesos per share of common stock reflect the nominal closing price on the trade date.
(2)	Each ADS represents 15 shares of common stock.

As of April 25, 2014, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$3,400.00 per share or US$91.13 per ADS, with each ADS representing fifteen shares of the Company’s common stock, converted at the Observed Exchange Rate of Ch$559.67 = US$1.00 in the same date.

As of April 25, 2014, the closing trading price per ADS traded on the New York Stock Exchange was US$92.90 per ADS.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2013, 222 companies had shares listed on the Santiago Stock Exchange, which is the most significant exchange in Chile, accounting for 88.50% of all equity traded in Chile. Approximately 10.25% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.45% of equity is traded on the Valparaíso Stock Exchange.

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

There are two share price indexes for the Santiago Stock Exchange: the General Share Price Index (“IGPA”) and the IPSA. The IGPA is calculated using the prices of shares for more than 180 issuers and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is an index for companies with the greatest market capitalization, which currently includes 40 major companies. Shares covered by the IPSA are weighted according to the value at which the shares traded, and they represent over 69.5% of the entire market capitalization of the stocks traded on the Santiago Stock Exchange. Currently Provida’s shares of common stock are not included in the IPSA index.

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2009	230.40	41,493.53	339.19	397.35
December 31, 2010	340.50	45,988.00	468.71	547.15
December 31, 2011	269.25	57,332.00	410.60	463.87
December 31, 2012	313.46	46,577.00	429.78	477.62
December 31, 2013	266.01	45,792.00	371.78	410.76

Source: The Santiago Stock Exchange.

(1) US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2) Index base = 100 on December 31, 1996.

Volatility

The IPSA has increased at an annual real rate of 3.29% (with a standard deviation of 26.61%) for the period between December 31, 2009 and December 31, 2013. During 2013, the IPSA increased by 14.00% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2009	46.86	50.70
2010	38.17	37.60
2011	(12.39)	(15.22)
2012	4.67	2.97
2013	(13.49)	(14.00)

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2013, 2012 and 2011, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$266.01 billion, US$313.46 billion and US$269.25 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented 45.7% in 2013, 43.2% in 2012 and 45.0% in 2011 of the IPSA index. The average monthly trading volumes for the years ended December 31, 2013, 2012 and 2011, were MUS$3,831, MUS$3,881 and MUS$4,777 respectively.

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

During the fiscal year 2013, a total of 137,097,936 shares of Provida’s common stock were jointly traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to 41.4% of the Company’s shares of common stock.

In 2013, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$218,910 (approximately MUS$482), higher by 26.9% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$418, higher by 76.1% with respect to the figure for 2012. In total, trades had a value of MCh$437,992 (MUS$835), equivalent to 418.1% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2013 is as follows:

-	A total of 57,217,760 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$179,479. The average price was Ch$3,137 per share.

-	A total of 12,338,712 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$39,031.

-	A total of 124,129 shares of Provida’s common stock were traded on the Valparaíso Stock Exchange for a total of MCh$401.

-	A total of 4,494,489 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$418.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.     ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Organization and register

Provida is a corporation organized under the Chilean Corporation Law and under the Decree Law 3,500. Shareholder rights in Chilean corporations are governed by the applicable provisions of the Chilean Corporations Act (“Ley de Sociedades Anónimas 18,046”) and such provisions are consistent with or do not conflict those established in the Decree Law 3,500 and the company’s by-laws. These effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States. The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, number 3,268. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2009, in which they agreed to modify the composition of the Board of Directors in order to establish that the Company will be administered by a Board of Directors composed of 7 Directors and 2 Alternate Directors. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2013.

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

Board of Directors

Provida is administered by a Board of Directors composed of 7 Directors and 2 Alternate Directors. One Alternate Director position is currently vacant. Out of the 7 Directors, two of them shall be considered as autonomous in accordance with Decree Law 3,500. These two Directors considered as autonomous, must have an Alternate Director that is able to replace the respective Director considered as Autonomous and comply with the same requirements. Directors hold their position for a term of two years, after which time elections are held, where the members can be reelected. The Board of Directors holds ordinary meetings once a month. The quorum to hold meetings requires the presence of a majority of its members, and all resolutions require majority approval of those present and voting. In addition:

(a)
there are no restrictions in the Company’s by-laws relating to the right of Directors and Officers to vote on a proposal in which there is or might be a conflict of interest. However, under Chilean law, the Board of Directors must decide in advance whether a transaction is intended to contribute to the equity interest, and whether it is more suitable in price, terms and conditions than those transactions prevailing in the market, and whether it is in compliance with the rest of requirements determined by the Chilean Corporation Law. Directors, managers, administrators, main executives or liquidators holding equity interests or taking part in negotiations intended to complete an operation with related parties, shall inform the Board of Directors about that and shall be excluded from voting on the Board’s decisions related to such transaction;

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

Share capital

The Company’s share capital is divided into 331,316,623 ordinary shares of common stock, in registered form, of the same series, with no par value. Each ordinary share entitles the holder thereof to one vote and to participate in any distributions by the Company in proportion to the number of shares that they own. Shareholders have pre-emptive rights to subscribe for new shares that may be issued by the Company from time to time in proportion to the shares they hold at the time of the increase of capital. In addition:

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

(j)
there are no articles in the by-laws governing the ownership threshold above which a shareholder must disclose his/her holdings. Nevertheless, as required by law, if as a consequence of any acquisition, a person or group of persons with agreement in acting has or exceeds two thirds of the voting of the Company, they shall be forced to make a public offer for the rest of the outstanding shares, within a period and in a way established by the Chilean stock market Law; and

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

During 2013 and 2012, Provida did not enter into any material contracts, other than in the ordinary course of business.

In 2013, Provida terminated the following contracts:

-
Contract subscribed with BBVA Servicios Corporativos Ltda. in 2010 referred to the externalization of services. This contract included the transfer of Provida's workers who rendered services; the sale of the necessary tangible assets associated to tasks rendered by such workers necessary to carry out these services; the cessation of contracts with providers, the cessation of certain rental agreements; the real estate and room rentals necessary to its functioning and the subscription of outsourcing service contracts. The contract had a duration of 10 years renewable for periods of 10 years. The annual price was UF 260,530 (MCh$6,073) for the year 2010, which increased in accordance with volume annually at a rate of 3.38%. In the Ordinary Meeting held on February 23, 2011, the Board of Directors approved a reduction of UF 36,110 per year in the service fee paid to BBVA Servicios for the year 2011, with an annual price of UF 233,225.91 (MCh$5,436).

At the Extraordinary meeting held on August 31, 2012, Provida’s Board of Directors approved an amendment by which BBVA Servicios - Continuadora reduced the services rendered by BBVA Servicios to Provida, thus the annual cost of services decreased to UF41,932,01 (MCh$977) and the contract was no longer considered material to Provida.

-
Insurance agreement subscribed with BBVA Seguros de Vida S.A. on December 22, 2004, effective from January 1, 2005 until June 30, pursuant to which Provida took out insurance for its life and disability payment obligations in excess of a certain casualty rate level, as negotiated with BBVA Seguros de Vida S.A. Under this agreement, Provida paid all casualties up to the maximum rate specified therein.  This insurance agreement was modified by mutual consent of the parties effective as of January 2008 in order to update the mortality tables used to calculate benefits, which increased the cost of the insurance. In July 2009, the conditions under which the contract operated were modified by mutual consent, taking into consideration that the life and disability insurance constituted a mismatch risk between the assets and liabilities arising from such obligation and a change instructed by Superintendency of Securities and Insurance that allowed the maintenance of a technical reserve valued according to the conditions prevailing in the market. The above intended to modify the calculation of the monthly financial revenues by defining a benchmark to invest assets and establishing that the difference in the return between the defined benchmark and the asset portfolio would be 90% to Provida and 10% to the insurer when the difference was positive and 10% to Provida and 90% to the insurer when the difference was negative. Likewise, it was established that reviews should be made monthly.

During September 2010, BBVA Seguros de Vida S.A. requested a revision of its contract with AFP Provida S.A., since there were interpretative differences regarding the review periods, pointing out that the insurer’s idea was to establish reviews over accrued periods through partial settlements made monthly. After considering arguments and making a revision, it was concluded that under the management framework of the insurance contract, it was logical to establish a procedure of accrued reviews with partial settlements that was effective until the last month of the enforcement of the contract. The above implied a new modification of contract in December 2010.

-
Non-exclusive worldwide software licensing contract and software maintenance contract with BBVA Inversiones Chile S.A subscribed on December 1, 2005, with an amendment in January 2009. Pursuant to such contracts, Provida licensed from BBVA Inversiones Chile S.A. the intellectual property rights relating to software use, its application on different operating and administrative processes which is the software used in most operating and administrative processes (Unified Platform). Finally, Provida paid BBVA Inversiones Chile S.A. amounts of MCh$0 in 2013, MCh$2,832 in 2012 and MCh$2,832 in 2011 in connection with the software license. The license software contract had an unlimited term and could be terminated by either party by giving twelve months prior notice or if Provida ceases to be part of the BBVA Group.

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

The Foreign Investment Contract (the “Contract”) among the Central Bank, Provida and the Depositary pursuant to the Central Bank Act – Article 47 – and Chapter XXVI – Compendium of Foreign Exchange Regulations – of the Central Bank, addressed the issue of ADS by a Chilean company. On April 16, 2001, the Central Bank approved a series of amendments to the Compendium of Foreign Exchange Regulations, thereby establishing an entirely new regime. The new Compendium represents the culmination of a deregulation process, which has resulted in the elimination of many of the exchange restrictions established by the former Compendium. Chapter XXVI has been repealed. Notwithstanding, the applicable law that governs the Contract is in force at the execution of the Contract. Therefore, for the purposes of the Contract, Chapter XXVI is still applicable.

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

Chapter XXVI and the Contract provided that a person who brought foreign currency into Chile to purchase shares with the benefit of the Contract had to convert it into pesos on the same date and that person had 5 days within which to invest in shares in order to receive the benefits of the Contract. If such person decided during that period not to acquire shares, the person could access the formal exchange market to re-acquire dollars, provided that the applicable request was presented to the Central Bank within 7 days of the initial conversion into pesos. Shares acquired as described above could be deposited for ADS and the benefits of the Contract received, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit occurred and that the related ADS were issued, as well as receipt by the custodian of a declaration from the person making such deposit waiving the benefits of the Contract with respect to the deposited shares. Both periods mentioned above were modified by the Central Bank on September 20, 1995. Formerly, the period was 60 days for converting dollars into pesos and 90 days from the initial conversion for informing the Central Bank that the person had not acquired shares of common stock and had reacquired dollars.

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

Chilean tax considerations

Taxation of dividends. In accordance with Decree Law 824 of 1974 on tax income, as amended, foreign investors domiciled and tax residents abroad are subject to a tax on the gross amount of dividends paid to them, which is generally imposed at a rate of 35% and withheld and paid by the disbursement officer on behalf of the investor (the “Withholding Tax”). Because this tax is a withholding tax, it is not necessary for a foreign investor to submit an income tax statement.

On the other hand, taxpayers of additional taxes will be granted a credit, which will be equivalent to the amount paid as first category tax, affecting gains distributed(1). The First Category Tax credit, if available, does not reduce the Withholding Tax on a one for one basis because it increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The amount of the credit will depend on the year in which profits had been generated and the tax rates imposed on such profits. Currently, the rate of the First Category Tax is 20% in conformity with the Law N°20,630(2) of September 2012 which fixed the tax rate affecting companies domiciled in Chile.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 20.0%, and a distribution of 100% of the Company’s net profit that is distributable after payment of the First Category Tax.

Example: Considering the distribution of profits with a tax of 20% in Ch$

Company taxable profit	100
First Category Tax (20% of Ch$100)	(20)
Net distributable profit	80
Dividend distributed by the Company	80
Increase by amount of Credit for First Category Tax	20
Withholding Tax (35% of the Company’s net distributable profit plus increase by amount of credit for First Category Tax)	(35)
Credit for First Category Tax	20
Net Withholding Tax	(15)
Net dividend received	65 (80 - 15)
Effective dividend Withholding Tax rate	18.75% (15/80)

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

(1)	Certain taxes paid by the Company (the “First Category Taxes”) with respect to the profits from which the dividends are paid are credited against Withholding Taxes at the time of the withholding.
(2)
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

Capital gains. Gains from the sale or exchange of ADS (or ADRs evidencing ADS) outside of Chile are not subject to Chilean taxation; however, Law 20,630 of September 2012 introduced amendments to Article 10 of the Income  Tax Law regarding the territorial tax regulation that changed the rules regarding qualification of income as stemming from a Chilean source. An ADR holder should consider whether this legal amendment affects it.

For non-Chilean companies, unless an exemption applies (as described below), gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to a capital gains tax (at a rate of 20.0% for 2013), and an additional tax at a rate of 35% (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transferred shares of common stock to a related person, as defined in the Chilean tax law. For non-Chilean individuals, gains on the disposition of shares will be subject only to the capital gains tax, (at the rate described above), unless an exemption applies (as described below).

The tax basis of shares received in exchange for ADS is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement establishes the value of shares received at the highest price at which they were traded on the Santiago Stock Exchange on the date of the exchange (the “Stock Exchange Price”). Consequently, the conversion of ADS into shares and the immediate sale of such shares for the value established under the Deposit Agreement would not generate a capital gain; therefore, the conversion and immediate sale would not be subject to taxation in Chile. It is possible to exchange ADS for shares, but, under Chilean law, it is not possible to exchange shares for ADS.

Moreover, the sale of such shares for a value greater than their Stock Exchange Price, in accordance with amendments incorporated by the Law 20,448(3) of the year 2010, would be subject to tax in Chile, unless the seller complies with certain requirements of Chilean law regarding the Article 107 exemption in conformity with the Chilean income tax law, and the shares have been acquired in a Chilean Stock Exchange expressly authorized by the Securities and Insurance Superintendency. If the seller does not comply with such requirements, the excess of the sale proceeds over the shares’ Stock Exchange Price would be subject to additional taxes at a rate of 35%.

The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares is subject to both the 20% capital gains tax and the 35% Withholding Tax (the former being creditable against the latter).

Foreign holders are urged to consult their tax advisers to determine whether a sale or exchange of their shares would be subject to tax in Chile, the amount of any such tax and how it would be withheld, and whether an exemption to such tax would apply.

Other Chilean taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of ADS by a foreign holder, but such taxes generally do apply to the transfer or disposition of shares by a foreign holder by bequest, devise or gift. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADS or shares.

(3)
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

U.S. federal income tax considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder (as defined below) of owning and disposing of shares or ADS, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to a U.S. Holder that holds shares or ADS as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

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

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADS or shares, other than certain pro rata distributions of shares, will be treated as dividends to the extent they are paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders may be taxable as “qualified dividend income” and therefore may be taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADS are traded. U.S. Holders should consult their tax advisers regarding the availability of these preferential tax rates on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by the Company in respect of Chilean taxes (taking into account the credit for First Category Taxes, as described in “—Chilean Tax Considerations—Taxation of dividends”). The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADS, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

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

The Company does not believe that it should be treated as a “PFIC” for U.S. federal income tax purposes for its 2013 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of a company’s stock, and because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of the Company’s assets as passive or active (in particular, uncertainty as to the characterization of certain reserves denominated as mandatory investments), there can be no assurance that the Company will not be considered a PFIC for any taxable year. U.S. Holders should consult their own tax advisers to determine whether the Company was a PFIC for its 2013 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to them.

If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADS, such holder would be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Unless a U.S. Holder has made the mark-to-market election described below, upon a disposition of shares or ADS, including, under certain circumstances, a pledge or a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a U.S. Holder would be allocated ratably over the holder’s holding period for the shares or ADS. The amounts allocated to the taxable year of the disposition and to years before the company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge will be imposed on the resulting tax liability for each such taxable year. Similar rules would apply to any distribution in respect of shares or ADS to the extent it exceeds 125% of the average of the annual distributions on shares or ADS received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. If the Company were a PFIC, a U.S. Holder would also be subject to these adverse U.S. federal income tax rules on indirect or constructive distributions on, or dispositions of, shares of any subsidiary of the Company that is a PFIC. If the Company were a PFIC for any year during which a U.S. Holder holds shares or ADS, it would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds shares or ADS even if the Company ceased to meet the threshold requirements for PFIC status.

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

If a U.S. Holder owns shares or ADS during any year in which the Company is a PFIC, such holder generally must file an Internal Revenue Service Form 8621 with respect to the Company, generally with the holder’s annual U.S. federal income tax return, subject to certain exceptions.

If the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

Item 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s future earnings and financial position are exposed to fluctuations in foreign currency, interest rate, mandatory investments and the value of long-term obligations in connection with life and disability insurance. In the ordinary course of business, Provida manages its exposure to risk of its trading and investment activities as mentioned below.

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in its associated foreign company AFP Genesis in Ecuador of MUS$1,5, which contributed MCh$1,880 to Provida’s revenues as of December 31, 2013.

An adverse fluctuation in the exchange rate between the U.S. dollar, functional currency in Ecuador, and the Chilean peso could adversely affect profits from this foreign subsidiary and thus, its respective return.

Interest rate risk

To meet its working capital needs, the Company has various lines of credit and it can be exposed to minor interest rate risk as a result. There is no interest rate risk in relation to current leasing obligations given that the interest rates under these agreements are fixed.

Mandatory investments

Provida’s main asset is mandatory investments and is equivalent to a 1% equity interest in that pension fund. Provida is required to maintain a 1% equity interest in each pension fund it invests in. Mandatory investments in pension funds represent more than 50% of Provida’s total assets under management and given the volatility of local and foreign markets in which the pension funds’ assets are invested; Provida’s future gains/losses on mandatory investments are subject to uncertainty which in turn make Provida’s future earnings from these investments equally uncertain.

Additionally, mandatory investments are held in order to compensate participants in case pension funds do not comply with the legal minimum return requirements, which would imply that Provida would lose part of its equity interest, as the AFP must replenish the 1% of its reserve by its own resources to compensate participants. The minimum return requirement is calculated by taking the industry’s average returns of pension funds of the previous 36 months.

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

Life and disability payment obligations

Life and disability insurance has represented a significant outflow for the Company as this obligation is considered a long-term obligation because the benefits to disabled participants are rendered following the final disability determination test, which is three years after the initial disability determination (defined as a decrease between one -half and two -thirds of one’s working capacity). Until October 2008, the total disability benefits (decrease in more than two thirds of one’s working capacity) were also granted three years after the initial disability determination. See “Item 4. Information on Provida—B. Business overview—Primary expenses.”

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

One of the main changes introduced by the Pension Reform Law was the elimination of the AFP’s individual obligation to provide life and disability insurance benefits. On July 1, 2009, a group of insurers was awarded the life and disability administration for a 12 month term. Consequently, Provida only maintains those casualties pending payment due to temporary disability under coverage as of June 30, 2009.

Additionally, insurance regulations governing life and disability insurance policies instructed that casualties reserves should be determined at market interest rate rather than  historical rates (defined as the minimum interest rate of the previous semester), giving insurers the alternative of applying such methodology to existing contracts. AFP Provida requested that BBVA Seguros de Vida, adopt such regulation so that Provida’s liabilities would more accurately reflect the amount that will effectively be paid (i.e. fair value). Likewise, by mutual consent of the parties (previous compensation to the insurer for change in conditions), the financial performance of cash flow surplus was modified with a benchmark determined by assets of similar duration as the insurer’s liability.

In view of changes made in the management of assets and liabilities associated with life and disability insurance, AFP Provida has mitigated the risk associated with interest rate fluctuation.

Finally, Provida has continued recording its obligations at fair value according to its casualty model that considers the future evolution of relevant variables, under prudent scenarios, which may involve the constitution of additional provisions than those required by the regulation that are acknowledged in the balance sheets of insurance companies. During 2013, an expense of MCh$1,940 was recorded as casualty provisions, due to the constitution of reserves for possible survival claims related to deceased participants that were receiving disability pensions.

Operational risk

With respect to operational risk, understood as the risk of errors in the execution of the Company’s processes, AFP Provida has control structures designed both to avoid the occurrence of such errors and to mitigate their impact. For this, the Company combines a preventive view and a reactive view of risk management.

Provida’s internal controls (preventive control) seek to identify the weaknesses and risks of processes before they occur by establishing controls to prevent the occurrence of errors or mitigate their impact. Provida’s operational risk control (detective control) seeks, once a mistake has been made and it has materialized into an operational impact, to establish controls to prevent its recurrence or mitigate its impact.

From this perspective, the major operational risk events of the Company involve "financial compensation" to participants and delays in crediting contributions in participants’ individual accounts. To this end, during the last five years, the Company has continued to develop mitigation processes for these events by adapting operational processes, redefining processes and systems, increasing bandwidth and data processing.

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

BNYM collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. BNYM also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BNYM may collect its annual fee for depositary services by deductions from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. BNYM may generally refuse to provide fee-attracting services until its fees for those services are paid.

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2013, there were no reimbursements made by the Depositary.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been resolved within 30 days.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.    CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision of and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness as of December 31, 2013 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer and the Chief Financial Officer concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2013 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so as to allow decisions regarding required disclosures.

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

Under the supervision of and with the participation of Provida’s management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2013, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
April 29, 2014
Santiago, Chile

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

Changes in Internal Control Over Financial Reporting

There has been no change in Provida’s internal control over financial reporting (as defined in Rule 13a-15(d) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until October 2 of the fiscal year 2013 Mr. Jesús del Pino Durán and following October 3 of the same year Mr. Jorge Marshall Rivera, both members of the Directors’ Committee, and at Provida’s Board of Directors determination, met the requirements of the “audit committee financial expert” in accordance with SEC rules and regulations. The Board of Directors made this determination based on their understanding of International Financial Reporting Standards (IFRS); their ability to assess the general application of IFRS in connection with the accounting for estimates, provisions and reserves, their experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the audited Consolidated Financial Statements, their understanding of internal controls over financial reporting and their understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s audited Consolidated Financial Statements. The former audit committee’s financial expert, Mr. Jesús del Pino, and the current audit committee’s financial expert Mr. Jorge Marshall currently satisfy the “independence” standard established in Rule 10A-3 of the Exchange Act.

Item 16B.  CODE OF ETHICS

Provida has adopted a code of ethics that is applicable to all employees of Provida. Such document is called the “Código de Conducta” (“Code of Conduct”), and it applies to all officers and employees of all subsidiaries of MetLife, Inc. worldwide. A copy of the Code of Conduct can be obtained from our website, www.provida.cl. A copy will also be provided without charge to any person upon written request to our General Counsel, located at 100 Pedro de Valdivia Avenue, 16th floor, Santiago, Chile.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Amounts billed by the auditors for statutory audit and other services were provided as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Audit Fees(1)	283.4	259.5	252.8
Audit Related Fees(2)	8.0	12.6	-
Tax Fees(3)	4.6	4.5	-
All Other Fees(4)	-	4.0	-
Total	295.9	280.6	252.8

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

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2013, neither Provida nor any of its related companies purchased any of Provida’s equity securities.

Item 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Since the date of the Ordinary Shareholders’ meeting held on April 30, 2013, where it was agreed that Provida would continue to retain the services of the external auditing firm, whose reports appear in this Form 20-F, there have been no changes for the fiscal year 2013.

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

Item 19. EXHIBITS

Index to Exhibits:

1.1
English translation of the By-Laws of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) (incorporated herein by reference to Exhibit 1.1 to Provida’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 23, 2011).

8.1*	List of Subsidiaries
12.1*	Section 302 Certification of the Chief Executive Officer
12.2*	Section 302 Certification of the Chief Financial Officer
13.1*	Section 906 Certification of the Chief Executive Officer
13.2*	Section 906 Certification of the Chief Financial Officer

*Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Date: April 30, 2014

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Administradora de Fondos de Pensiones Provida S.A.

We have audited the accompanying consolidated statements of financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, all expressed in millions of Chilean pesos.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (‘‘IASB’’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte
April 29, 2014
Santiago, Chile

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012

		As of December 31,
		2013	2012
	Note	MCh$	MCh$
Assets
Current Assets
Cash and cash equivalents	5	45,029	41,245
Financial assets at fair value through profit and loss	14	4,451	20,305
Trade and other receivables	8	5,815	8,466
Accounts receivable from related parties	10	1,484	3,411
Inventories		123	264
Prepayments	9	604	293
Current tax assets	11	5,432	-
Other current assets	19	38	32
Non-current assets held for sale	18	-	26,431
Total Current Assets		62,976	100,447
Non-Current Assets
Mandatory investment	6	234,929	217,072
Trade and other receivables, net	8	479	519
Investments accounted for using equity method	13	7,401	6,056
Intangible assets other than goodwill	16	25,873	34,949
Goodwill	17	273	273
Property, plant and equipment, net	15	23,703	26,383
Deferred tax assets	11	-	1,465
Prepayments	9	314	-
Other non-current assets	19	48	66
Total Non-Current Assets		293,020	286,783

Total Assets		355,996	387,230

The accompanying notes are an integral part of these consolidated financial statements

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012

		As of December 31,
		2013	2012
	Note	MCh$	MCh$
Liabilities and Equity
Current Liabilities
Interest-bearing borrowings	20	62	67
Trade and other payables	21	58,226	23,650
Accounts payable to related parties	10	510	775
Provisions	22	13,410	10,414
Current tax liabilities	11	5,279	3,078
Other current liabilities	23	114	52
Accrued liabilities		1,601	888
Total Current Liabilities		79,202	38,924
Non-Current Liabilities
Interest-bearing borrowings	20	246	299
Deferred tax liabilities	11	33,795	32,520
Other non-current liabilities	23	746	813
Total Non-Current Liabilities		34,787	33,632
Equity
Issued capital	24	104,764	104,764
Other reserves	24	963	(543)
Retained earnings	24	136,280	210,453
Equity attributable to owners of parent		242,007	314,674
Non-controlling interests		-	-
Total Equity		242,007	314,674
Total Liabilities and Equity		355,996	387,230

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		For the years ended December 31,
		2013	2012	2011
	Note	MCh$	MCh$	MCh$
Revenues from Operations
Revenue	7	171,762	163,718	153,248
Mandatory investments	6	14,991	14,515	(3,469)
Total Revenues from Operations		186,753	178,233	149,779
Expenses from Operations
Life and disability insurance premium expense	12	(2,095)	3,718	2,326
Employee expenses		(43,728)	(32,157)	(30,605)
Depreciation and amortization	15-16	(13,601)	(8,676)	(8,207)
Impairment losses		(66)	(315)	-
Miscellaneous other operating expenses	27	(35,746)	(31,934)	(30,665)
Total Expenses from Operations		(95,236)	(69,364)	(67,151)
Net Operating Income		91,517	108,869	82,628
Other Income (Expenses):
Finance costs	28	(22)	(30)	(121)
Financial income (expenses)		2,177	2,916	1,553
Share of profit (loss) of associates accounted for using equity method	13	8,024	13,233	9,711
Exchange differences		86	(10)	122
Other non-operating income	30	68,594	4,901	3,050
Other non-operating expenses	29	(723)	(339)	(376)
Total Other Income (Expenses)		78,136	20,671	13,939
Profit (Loss) before Income Tax		169,653	129,540	96,567
Income tax expense	11	(29,567)	(25,506)	(17,712)
Profit (loss) after tax from continuing operations		140,086	104,034	78,855
Profit (loss) after tax from discontinuing operations		-	-	-
Profit (Loss)		140,086	104,034	78,855

Profit (Loss) attributable to owners of parent and non-controlling interests
Profit (loss) attributable to owners of parent		140,086	104,034	78,855
Profit (loss) attributable to non-controlling interests		-	-	-
Profit (Loss)		140,086	104,034	78,855
Earnings (Loss) per Share (in Ch$) Basic and Diluted Earnings Shares:
Basic and diluted earnings (loss) per share from continuing operations		422.82	314.00	238.00

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Profit (loss)	140,086	104,034	78,855
Other Comprehensive Income
Components of other comprehensive income that will not be reclassified to profit or loss	-	-	-

Components of other comprehensive income that will be reclassified to profit or loss, before tax:
Exchange differences on translation:
Gains (losses) on exchange differences on translation, before tax	99	(529)	1,373
Reclassification adjustments on exchange differences on translation, before tax	2,630	-	-
Other comprehensive income, before tax, exchange differences on translation	2,729	(529)	1,373
Total other comprehensive income, before tax, that will be reclassified to profit or loss	2,729	(529)	1,373
Aggregated income tax relating to components of other comprehensive income that will be reclassified to profit or loss	-	-	-
Total Other Comprehensive Income	2,729	(529)	1,373
Total Comprehensive Income	142,815	103,505	80,228

Comprehensive attributable to
Comprehensive income, attributable to owners of parent	142,815	103,505	80,228
Comprehensive income, attributable to non-controlling interests	-	-	-
Total Comprehensive Income	142,815	103,505	80,228

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2013	104,610	154	(3,168)	2,625	(543)	210,453	314,674	-	314,674
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	140,086	140,086	-	140,086
Other comprehensive income	-	-	2,729	-	2,729	-	2,729	-	2,729
Comprehensive income	-	-	2,729	-	2,729	140,086	142,815	-	142,815
Dividends	-	-	-	-	-	(212,749)	(212,749)	-	(212,749)
Increase (decrease) through transfers and other changes	-	-	-	(1,223)	(1,223)	(1,510)	(2,733)	-	(2,733)
Total changes in equity	-	-	-	(1,223)	(1,223)	(214,259)	(215,482)	-	(215,482)
Equity at end of period 31/12/2013	104,610	154	(439)	1,402	963	136,280	242,007	-	242,007

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2012	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	104,034	104,034	-	104,034
Other comprehensive income	-	-	(529)	-	(529)	-	(529)	-	(529)
Comprehensive income	-	-	(529)	-	(529)	104,034	103,505	-	103,505
Dividends	-	-	-	-	-	(93,675)	(93,675)	-	(93,675)
Increase (decrease) through transfers and other changes	-	-	-	(65)	(65)	129	64	-	64
Total changes in equity	-	-	-	(65)	(65)	(93,546)	(93,611)	-	(93,611)
Equity at end of period 31/12/2012	104,610	154	(3,168)	2,625	(543)	210,453	314,674	-	314,674

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2011	104,610	154	(4,012)	2,606	(1,406)	190,636	293,994	-	293,994
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	78,855	78,855	-	78,855
Other comprehensive income	-	-	1,373	-	1,373	-	1,373	-	1,373
Comprehensive income	-	-	1,373	-	1,373	78,855	80,228	-	80,228
Dividends	-	-	-	-	-	(69,526)	(69,526)	-	(69,526)
Increase (decrease) through transfers and other changes	-	-	-	84	84	-	84	-	84
Total changes in equity	-	-	-	84	84	(69,526)	(69,442)	-	(69,442)
Equity at end of period 31/12/2011	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Cash Flows from Operating Activities
Fee income	162,125	153,602	140,543
Payment to suppliers	(35,518)	(31,605)	(32,689)
Premium paid	(182)	(310)	(898)
Remunerations paid	(40,869)	(32,352)	(30,499)
Dividends received	3.974	8,594	7,355
Interest received	2,084	2,905	1,450
Income taxes paid	(26,516)	(18,153)	(14,278)
Other inflows from operations	17,150	21,939	20,912
Other outflows from operations	(4,326)	(10,655)	(5,950)
Net cash flows from (used in) operating activities	77,922	93,965	85,947

Cash flows from (used in) investing activities
Proceeds from sales of property, plant and equipment	1,319	3,247	911
Proceeds from sales of shares from mandatory investments	10,471	7,410	8,809
Proceeds from sales of equity method investees	93,295	-	-
Payments for acquiring shares of mandatory investments	(13,338)	(8,549)	(9,170)
Purchase of property, plant and equipment	(1,936)	(4,381)	(3,670)
Other cash outflows from investing activities	(503)	(1,472)	(14,575)
Other cash inflows from investing activities	17,238	5,932	1,135
Net cash flows from (used in) investing activities	106,547	2,187	(16,560)

Cash flows from (used in) financing activities:
Proceeds from borrowings	26	5,058	3,145
Proceed from borrowings from related companies	105,442	9,551	7,400
Repayments of borrowings	(265)	(4,519)	(2,816)
Repayments of borrowing from related companies	(105,600)	(9,439)	(8,430)
Dividend paid	(180,289)	(91,649)	(69,760)
Net cash flows from (used in) financing activities	(180,686)	(90,998)	(70,461)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	3,784	5,154	(1,074)
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase (decrease) in cash and cash equivalents	3,784	5,154	(1,074)
Cash and cash equivalents at beginning of period	41,245	36,091	37,165
Cash and cash equivalents at end of period	45,029	41,245	36,091

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	CORPORATE INFORMATION

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

The sole objective of the Company is to administer Provida’s Pension Funds Types A, B, C, D and E, under the terms established in Decree Law 3.500 of 1980 and its amendments, and to provide the services as established therein. From 1994 onward, through Law 19.301, the business of the AFPs was expanded by allowing them to invest in pension business-related entities. Likewise, they were allowed to invest in central securities depositories entities as referred to in Law No. 18,876.

On June 13, 1983, AFP Provida was registered in the Securities Registry of the Superintendency of Securities and Insurance (SVS) under number 0211, initiating affiliation activities into the system on May 2, 1981, and collecting contributions from June 1 of the same year.

Business activities of AFP Provida are regulated by the Superintendency of Pensions.

Change of controlling parent

Pursuant to an agreement with Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones Chile S.A. (together, "BBVA"), a subsidiary of MetLife, Inc. acquired 64.32% of the outstanding shares of AFP Provida from BBVA and conducted a public cash tender offer, through which MetLife acquired an additional 27.06% of the outstanding shares of AFP Provida. As a result, as of October 1, 2013, MetLife Inc., through its wholly-owned Chilean subsidiaries Inversiones Previsionales S.A. and MetLife Acquisition Co., owned 91.38% of the total outstanding shares of AFP Provida, for a total acquisition price of US$1.9 billion.

NOTE 2.	GENERAL INFORMATION

a)	Regulation of the Pension System

Pension Funds Administrators are corporations whose sole and exclusive objective is to administer Pension Funds, as well as grant and administer their benefits and services as required by law. AFPs are subject to the rules and regulations of Decree Law 3,500 of 1980 of the Superintendency of Pensions and, in supplementary form, the requirements of Law No. 18,046 of Corporations issued in 1981.

Law No. 20,255, which became effective on July 1, 2009, introduced amendments to DL No. 3,500 in relation to the Pension Reform, as well as Law No. 20,366, which regulates the benefits of the Solidarity Pension system.

The Superintendency of Pensions is the regulatory body that oversees AFPs through monitoring legal, administrative and financial aspects of their operations, sanctioning any non-compliance with regulations, and ensuring full compliance with minimum capital and mandatory investment requirements.

b)	Economic Activity

To strengthen its competitive position, Provida, like other large AFPs, merged with smaller AFPs in order to increase its market share and reach economies of scale.

On May 2, 1995, through Resolution No. E-107-95, the Superintendency of Pensions authorized the Company’s merger with El Libertador Pensions Fund.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On May 28, 1998, Provida acquired a 99.99% ownership interest of AFP Unión S.A. (“AFP Unión”) from Inversiones Interamericana S.A. Resolution No. E-146-98 authorized the merger with AFP Provida and their respective pension funds on June 1, 1998.

On March 18, 1998, Corp Group Pensions acquired an 89.1% ownership interest of AFP Protección S.A. (“AFP Protección”); subsequently, on January 1, 1999, Provida acquired AFP Protección’s ownership interest held by Corp Group Pensions and by minority shareholders. Resolution No. E-156-98 authorized the merger with AFP Provida and its respective pension funds on January 1, 1999.

Furthermore, starting in 1993, Provida began to participate in private pension funds systems in other Latin American countries by acquiring ownership interests in AFP Horizonte (Peru), AFP Génesis (Ecuador) and AFORE Bancomer (Mexico) through its wholly-owned subsidiary Provida Internacional.

On November 27, 2012, the Extraordinary Shareholders Meeting of Provida Internacional S.A., approved the sale of its shares held on the Mexican investee AFORE Bancomer. The net gain on sale was MCh$38,755.

Subsequently, on January 23, 2013, the Shareholders Meeting of Provida Internacional S.A. approved the sale of its shares held on the Peruvian investee AFP Horizonte. The net gain on sale was MCh$26,834.

Currently, Provida only holds a controlling equity interest in AFP Génesis in Ecuador.

Within Chile, AFP Provida is an important shareholder of the Centralized Securities Depository (“DCV”) holding a 23.14% of equity interest, and of PreviRed.com, an entity that offers online services for the collection of pension fund contributions, where Provida holds a 37.87% ownership interest. Furthermore, in January 2002, a new company known as the Administradora de Fondos de Cesantia de Chile S.A. (“AFC”) was created as a result of the approval by a consortium comprised of AFPs, in order to administer Unemployment Insurance.  Operations began on October 1, 2002, and AFP Provida currently holds a 49.2% ownership interest (37.8% directly and 11.4% indirectly). AFC is currently in the process of liquidation as the administration of the unemployment insurance license has expired. The liquidation process will be finalized after the Superintendency of Pensions provides clearance over such process, which shall not exceed three years.

The law requires that all AFPs have one single social objective and are authorized to provide the following services:

Collect and administer contributions made by participants - The collection and administration service that AFPs provide refers to both mandatory and voluntary contributions made by participants.

Invest contributions of participants in pension funds administered by the AFP - In terms of the general objective of its investing activities, Provida administers the investment portfolios composed of participants contributions, seeking the highest possible returns based on the risk level and terms of each participants’ profile. For this purpose and according to prevailing regulations, participants can choose from five types of funds that allow them to maximize their expected pension in accordance with their specific risk profile. The types of funds differentiate themselves, as stipulated by law, by the percentage invested in variable income securities. Hence, the funds are classified from Fund Type A, with the highest level of variable income securities, to Fund Type E, which includes a maximum 5% invested in variable income securities. Investing activities are strictly regulated by the Superintendency of Pensions in order to ensure that the investment portfolio by type of fund complies with the variable income risk permitted in each one.

Manage life and disability benefits for participants - Until June 2009, Provida contracted insurance to cover its obligation to provide life and disability benefits for its participants. The Pension Reform Law eliminated the individual responsibility of AFPs in connection with the life and disability insurance, by establishing that the AFPs as a group purchase a single, fixed insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, based on the best economic offer.

In May 2009, the first bidding process was held, for a 12-month coverage period beginning on July 1, 2009 of life and disability insurance. The cost of the insurance under this new format was 1.87% of the contributable salaries of participants in the AFPs. Therefore, since Provida no longer provided coverage of this insurance, the Company reduced the fees charged to its participants from 2.64% to 1.54% of contributable salaries beginning July 2009.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the second bidding process for life and disability insurance was held by the AFPs for the period July 2010-June 2012. The rate was reduced to 1.49% of the contributable salaries.

In May 2012, the third bidding process for life and disability insurance was held, effective July 1, 2012 for a 24-month coverage period (July 2012-June 2014). The related premium is 1.26% of the contributable salaries.

In the case of dependent workers, the contribution to finance the insurance (additional contribution) is paid by the employer, except for dependent workers between 18 and 35 years old  who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011. Beginning in July 2011, the insurance cost is financed completely by employers.

Provide retirement pension for participants - The service of providing retirement pensions stipulates that each AFP must furnish the specific benefits of retirement pensions to its participants who meet the legal retirement age requirement of 60 years for women and 65 years for men.

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

The bid is awarded to the AFP offering the lowest fee commission rate (lower than those prevailing at the date of the bid) for a 24-month period. The lowest fee commission rate shall be applied to the existing portfolio and the new affiliates.

AFP Modelo was awarded with new participants entering into the pension system through offering the lowest fee commission rate of 1.14%, in the 2010 bidding process for a 24-month. Also, AFP Modelo was awarded with new participants in the second bidding process in 2012 through offering the lowest fee commission rate of 0.77%.

In January 2014, the third bidding process was held where AFP Planvital was awarded with new participants through offering  the lowest fee commission of 0.47%.

Provida believes it has competitive advantages in order to successfully face new conditions in the industry. In addition, Provida has implemented processes and developments to fully comply with the amendments of the Pension Reform Law, and it is continuously training its employees in order to provide the best service to its customers.

NOTE 3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

a)	New and revised IFRS effective in the current year

New Standards	Effective date
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurement	Annual periods beginning on or after January 1, 2013
IAS 19, Employee Benefits (2011)	Annual periods beginning on or after January 1, 2013
Amendments to IFRS	Effective date
IAS 1, Presentation Financial Statements– Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	Annual periods beginning on or after January 1, 2013
IFRS 10, IFRS 11 and IFRS 12 – Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities– Transition Guidance	Annual periods beginning on or after January 1, 2013

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 1, 2013, with earlier application permitted under certain circumstances. Management estimates that these changes have not had an impact on the accounting policies for the period.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances. Management estimates that these changes have not had an impact on the accounting policies for the period.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date. Management estimates that these amendments have not had an impact on the disclosures for the period.

IAS 27 (2011), Separate Financial Statements

IAS 27 (2008) Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. Management estimates that this Standard has not had an impact on the accounting policies for the period as the Company does not prepare separate financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAS 28 (2011), Investments in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management estimates that these changes have not had an impact on the accounting policies for the period.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted. Management estimates that these amendments have not had an impact on the accounting policies for the period.

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

Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions. Management estimates that these changes have not had an impact on the accounting policies for the period.

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

Amendment to IFRS 7, Offsetting Financial Assets and Financial Liabilities

IFRS 7Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity's recognized financial assets and recognized financial liabilities, on the entity's financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. Management estimates that these amendments have not had an impact on the accounting policies for the period.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangement and IFRS 12 – Disclosure of Interests Other Entities – Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11, and IFRS 12). The amendments are intended to provide additional transition relief in for IFRS 10, IFRS 11 and IFRS 12  by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods. The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12. Management estimates that these amendments have not had an impact on the Accounting Policies for the period.

b)	New and revised IFRS in issue but not yet effective:

New Standards	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 14, Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016

Amendments to Standards	Effective date
IAS 19, Employee Benefits – Employee benefit plans: Employee contributions	Annual periods beginning on or after July 1, 2014
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities	Annual periods beginning on or after January 1, 2014
Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12 Disclosure of Interests with Other Entities and IAS 27 Separate Financial Statements	Annual periods beginning on or after January 1, 2014
IAS 36, Impairment of Assets- Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014
IAS 39, Financial Instruments: Recognition and measurement – Novation of Derivatives and Continuation of Hedge Accounting	Annual periods beginning on or after January 1, 2014

New Interpretations
IFRIC 21, Levies	Annual periods beginning on or after January 1, 2014

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

On November 19, 2013, the IASB issued a revised version of IFRS 9 which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition, the revised version of IFRS 9 Removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. The amendments are effective for periods beginning on or after January 1, 2018.

Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 14, Regulatory Deferral Accounts

On January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management does not anticipate that the application of this new standard will have any effect on the consolidated financial statements as the Company is not a first-time adopter and it is not involved in rate-regulated activities nor has recognized any regulatory deferral account balances under its previous general accepted accounting principles.

Amendment to IAS 19 (2011), Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted. Management anticipates that the application of these amendments will not have an impact on the applicable accounting policies as the Company has not granted defined benefit plans to its employees.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2014. Last, Management does not anticipate that the adoption of these amendments will have any effect on its consolidated financial statements.

Investment Entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Involvement in Other Entities and IAS 27 – Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 'Consolidated Financial Statements' for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 'Financial Instruments' or IAS 39 “Financial Instruments: Recognition and Measurement”.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management does not anticipate that the investment entities amendments will have any effect on its consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013 the IASB published “Amends to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed a deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within "Level 2" and "Level 3" of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management anticipates that other than the disclosure requirements, if applicable, these amendments will not have any effect on the Company’s consolidated financial statements.

Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management anticipates that these amendments will not have an effect on the consolidated financial statements as the Company does not enter into hedge accounting transactions.

IFRIC 21, Levies

On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation  provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation defines a levy as "a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law". Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the taxpaying entity does not receive goods or services in return. For the purpose of interpretation, a "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation. IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginnings on or after January 1, 2014. Management has not had the opportunity to consider the potential impact of the adoption of this new Interpretation.

NOTE 4.	ACCOUNTING POLICIES

a)	Statement of compliance with International Financial Reporting Standards (IFRS)

These consolidated financial statements as of December 31, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

Management has determined that the appropriate presentation of both 1) current tax assets and liabilities and 2) deferred tax assets and liabilities is to present them on an offset basis, where applicable. Therefore, in the December 31, 2012 Statement of Financial Position, the Company reclassified MCh$896 of deferred tax assets as an offset to deferred tax liabilities and MCh$18,850 of current tax assets as an offset to current tax liabilities, respectively.  Management has determined that the effects of these reclassifications are not material to the 2012 Statement of Financial Position. This presentation is consistent with the presentation as of December 31, 2013. Note 11 of these financial statements has been revised to reflect disclosure in accordance with such reclassifications.

These consolidated financial statements were approved by the Board of Directors at meeting held on February 27, 2014, and submitted for approval at General Shareholders’ meeting to be held on April 30, 2014.

Figures in the financial statements are expressed in millions of Chilean pesos (MCh$) rounded up, unless otherwise stated.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of AFP Provida and entities controlled by AFP Provida and its subsidiaries. Control is achieved when the Company has all three of the following criteria:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns

AFP Provida reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When AFP Provida has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Consolidation of a subsidiary begins when AFP Provida obtains control over the subsidiary and ceases when it loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date AFP Provida gains control until the date when it ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of AFP Provida and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of AFP Provida and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the consolidated accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

The following table sets forth the subsidiaries incorporated in the consolidated financial statements of Provida as of December 31, 2013, 2012 and 2011:

		Ownership interest %
Subsidiary	Country	12.31.2013	12.31.2012	12.31.2011
Provida Internacional S.A.	Chile	99.99%	99.99%	99.99%
AFP Génesis Ecuador	Ecuador	99.99%	99.99%	99.99%

b.1) Changes in AFP Provida's ownership interests in existing subsidiaries

Changes in AFP Provida's ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of AFP Provida's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When AFP Provida loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When the assets of the subsidiary are accounted for at fair value and the corresponding profit or loss accumulated has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if AFP Provida had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

subsequent accounting under IAS 39 Financial Instruments –Recognition and Measurement-, when applicable, as the cost on initial recognition of an investment in an associate or a joint venture.

c)	Investments in associates

An associate is an entity over which AFP Provida has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize AFP Provida's share of the profit or loss and other comprehensive income of the associate. When AFP Provida's share of losses of an associate exceeds its interest in that associate, AFP Provida discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that AFP Provida has incurred legal or constructive obligations or made payments on behalf of the associate.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to AFP Provida’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

AFP Provida will discontinue the use of the equity method from the date when the investment ceases to be an associate. When AFP Provida retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, AFP Provida accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, AFP Provida reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

AFP Provida continues to use the equity method when an investment in an associate becomes an investment in a joint venture. There is no remeasurement to fair value upon such changes in ownership interests.

When AFP Provida reduces its ownership interest in an associate but it continues to use the equity method, AFP Provida reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of AFP Provida, profits and losses resulting from the transactions with the associate are recognized in the AFP Provida's consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the AFP Provida.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the associates incorporated in the consolidated financial statements of Provida as of December 31, 2013, 2012 and 2011:

		Ownership interest %
Subsidiary	Country	12.31.2013	12.31.2012	12.31.2011
Soc.Adm. de Fondos de Cesantia de Chile S.A.	Chile	49.20%	37.80%	37.80%
Inversiones DCV S.A.	Chile	23.14%	23.14%	23.14%
Servicio de Adm. Previsional S.A.	Chile	37.87%	37.87%	37.87%
AFORE Bancomer (*)	Mexico	-	7.50%	7.50%
AFP Horizonte (*)	Peru	-	15.87%	15.87%

(*) On November 30,  2012, these associates were classified as non-current assets and disposal groups held for sale. The sale of these associates occurred in January 2013. See more information in Note 15.

d)	Key assumptions for estimating uncertainties

The information contained in these consolidated financial statements is the responsibility of the Company’s Board of Directors which expressly states that each and every applicable principle and criterion included in IFRS has been fully applied.

On preparing the consolidated financial statements, specific estimates made by the Company’s management were used to measure certain assets, liabilities, income, and expenses.

These estimates primarily refer to:

-	Measurement of tangible and intangible assets, including Goodwill, to determine any losses resulting from their impairment.
-	Useful lives of property, plant and equipment and intangibles.
-	Information available to determine the fair value of financial instruments.
-	Probability of occurrence and estimate contingent liabilities.
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

e)	Foreign currencies transactions

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of AFP Provida's foreign operations are translated into Chilean Pesos using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity in the reserve of exchange differences on translation item.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of AFP Provida are reclassified to profit or loss.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in equity.

The functional and presentation currency of the consolidated financial statements is the Chilean peso.

f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, time deposits and short-term highly liquid investments, with an insignificant risk of changing values and original maturity of no more than three months from their date of acquisition.

The direct method was used to prepare the consolidated statements of cash flows.

g)	Financial instruments

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss (FVTPL), loans and receivables, held-to-maturity' investments and available-for-sale (AFS) financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

g.1) Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transactions costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

g.2) Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if has been acquired principally for the purpose of selling it in the near term. A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if, the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with AFP Provida's documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

g.3) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

AFP Provida has classified as loans and receivables its “Trade and other receivables”. Trade and other receivables are assessed for indicators of impairment at the end of each reporting period. Trade and other receivables are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognition of the financial asset, the estimated future cash flows of the investment have been affected. Objective evidence of impairment for trade and other receivables could include Provida’s past experience of collecting payments, an increase in the number of delayed payments past the average credit period of 60 days. The amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of trade and other receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

g.4) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment. As of December 31, 2013 and 2012, AFP Provida and its subsidiaries do not have any held-to-maturity investments.

g.5) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. Available-for-sale financial assets are stated at fair value and any unrealized gain or loss, except in the case of a significant or prolonged decline in fair value, recognized in other comprehensive income. As of December 31, 2013 and 2012, AFP Provida and its associates do not have any available-for-sale financial assets.

g.6) Derecognition of financial assets

AFP Provida derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If AFP Provida neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, it recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If it retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

h)	Mandatory investments

The principal financial investment of Provida are mandatory investments which aims to guarantee the minimum return required by law equal to 1% of investment in shares of each pension funds under administration. The mandatory investment requirement is calculated in accordance with instructions issued by the Superintendency of Pensions. Mandatory investments represent approximately 60% and 50% of total consolidated assets as of December 31, 2013 and 2012, respectively.

As established in D.L. 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each one of the pension funds. This minimum rate of return is based on the weighted average real rate of return of all pension funds of the AFP system, over a 36-month period. This minimum rate of return has been determined based on the different portfolio compositions of each pension fund, so as to those with higher variable income securities and as such subject to higher volatility (Funds Type A and B), require a larger margin to comply with the minimum rate of return. If for a certain month the rate of return of a pension fund would have been lower than the minimum rate of return, the AFP is required to cover the difference within five days of such determination by the Superintendency of Pensions. If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within fifteen days.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provida’s management has designated mandatory investments as financial assets at fair value through profit and loss as those financial assets are managed and performance is evaluated on a fair value basis, in accordance with its documented investment and risk management policy, and information about mandatory investments is provided internally on that basis.

i)	Intangible Assets

i.1)	Goodwill

Goodwill is measured as the excess of the sum of the acquisition cost of a business combination, the amount of any non-controlling interests in the acquire, and the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair value of the identifiable assets acquired and liabilities assumed. Goodwill arising on acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to a cash-generating unit that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flows projections and is based on the most recent budgets approved for the next ten years. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

i.2)	Software licenses

Software licenses acquired are carried at costs (including expenditures incurred to acquire and prepare them for their specific use) less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life of software licenses is five years. The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted on a prospective basis.

i.3)	Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

The estimated useful life for customer lists acquired in prior business combinations is twenty years and are amortized on a straight line basis.

i.4)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from the disposal or derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

j)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is recognized so as to write off the cost less their residual values, using the straight-line method. Land is not depreciated. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, the term of the relevant lease.

The useful life of each class of property, plant and equipment, is as follows:

Classes of Property, Plant and Equipment	Years of Useful Life
Buildings:
Tower on Pedro de Valdivia N°100	100
Agustinas N°1,490	60
Agencies	40 - 60
Plant and equipment	10 - 5
IT Equipment	5
Fixed installations and accessories	10
Other property, plant and equipment	5

Repair and maintenance expenditures are recognized in profit or loss when incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

k)	Impairment of Tangible and Intangible Assets other than Goodwill

At the end of each reporting period, Provida reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

l)	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered mainly through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal group) and its sale is highly probable.  Management must be committed to the sale, which should be expected to qualify for recognition as completed sale within one year from the date of classification.

When Provida is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Provida will retain a non-controlling interest in its former subsidiary after the sale.

When Provida is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and Provida discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate that has not been classified as held for sale continues to be accounted for using the equity method. Provida discontinues the use of the equity method at the time of disposal when the disposal results in Provida losing significant influence over the associate.

After the disposal takes place, Provida accounts for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate, in which case Provida uses the equity.

Non-current assets classified as held for sale are measured at their lower of their previous carrying amount and their fair value less costs to sell.

m)	Financial Liabilities

Financial liabilities are classified as either financial liabilities at fair value at profit or loss or other financial liabilities. Provida only has other financial liabilities.

Other financial liabilities (including borrowings and trade and other payables) are initially measured at fair value less any transaction costs. Subsequent to initial recognition, other financial liabilities are measured at their amortized cost, using the effective interest rate method.

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

n)	Provisions

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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

n.1)	Provisions for unfavorable casualty rate:

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

Regulations of the Superintendency of Pensions do not require AFPs to make additional provisions over those amounts reported by the insurance company unless the AFPs have evidence indicating a higher provision. Provida has developed a casualty rate model to more accurately accrue the amounts that will be required to be paid to disabled participants once the final determination is made. The basic assumption of the casualty model is to use its best estimate at the time of the initial disability determination, using the information it believes will be applicable as to payment (final determination). The variables associated with the model are: disability status, rate of return of pension funds over the three years of the temporarily disabled period, and interest rate prevailing at the moment of payment (expected rate). This estimate differs from that used by insurance companies which only use information relating to the disabled status of participants at the time of the initial determination (that is, three years before payments).

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

According to the accounting policy applied by Provida, if the casualty rate calculated by the model is higher than the casualty rate calculated and maintained by the insurance company, then the amounts calculated by Provida’s model are used. On the contrary, if the casualty rate calculated by the model is lower than the one calculated by the insurance company, then the amount calculated by the insurance company will be provisioned, which is considered to be the minimum amount under existing regulation.

In view of the lower rates used in the casualty rate model to discount disability payments with regard to the rates used by the insurance company, the casualty rate calculated by the model is higher than the one used by the insurance company. Therefore, as of December 31, 2013, 2012 and 2011, Provida has recorded a higher expense than the one determined by the insurance company because it believes the amount calculated by the model is the best estimate of the fair value of the obligation.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n.2)	Provisions for Employee Benefits

Short-term employee benefits – Short-term benefits include wages, employee vacations, profit-sharing and bonuses that are expected to be completely settle before twelve months after the end of the reporting period in which the employees render the related service. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of a past service provided by the employee and the obligation can be estimated reliably.

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

Long-term Incentive (LTI) - The General Shareholders’ meeting of BBVA Bank (controlling parent company as of that date) held in Spain on March 13, 2009, approved a Multi-Year Variable Retribution Program of Shares for members of the BBVA Group’s directorship team (“the Program”) which includes several executives of AFP Provida. The Program became effective on April 15, 2009. Liquidation for the LTI 2009-2010 took place on April 15, 2011. There is no LTI Program effective at the end of the reporting period.

Provida has not granted any post-employment benefits to its employees.

o)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events, and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more uncertain future events not wholly within the control of Provida; or are present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be require to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the financial statements; they are only disclosed in the notes, unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events, and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more uncertain future events not wholly within the control of Provida. Contingent assets are not recognized in the financial statements but must be disclosed where an inflow of economic benefits is probable.

p)	Current taxes and deferred taxes

p.1)	Current Tax

Provida recognizes a provision for current income taxes based on its taxable profit for the year which is determined using current tax regulations and calculated using the enacted tax rate of 20% at the end of the reporting period.

Current tax for current and prior periods, to the extent unpaid, is recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset. The benefit relating to a tax loss that can be carried back to recover current tax of a previous period shall be recognized as a deferred tax asset.

p.2)	Deferred taxes

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where AFP Provida is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset when AFP Provida has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation and intends to settle current tax liabilities and assets on a net basis.

p.3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Income tax expense represents the sum of the tax currently payable and deferred tax.

q)	Minimum dividend

The policy of dividends includes the obligation, which will be accrued at the end of each reporting period, when the amount of interim dividends paid against profit for the year is less than the minimum dividend established in the dividend policy approved during the General Shareholders’ meeting. The difference will be accrued as a dividend payable.

r)	Earnings per share

Basic earnings per share are calculated by dividing net profit (loss) attributable to ordinary equity holders of the parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period. For all periods presented, Provida did not engage in any transactions that have potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

s)	Revenue recognition

Fee income from the Pension Funds’ administration is recognized when all activities relating to administration have been completed. Fee income is not recognized for the Pension Funds’ individual account administration until participants’ contributions have been accredited.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t)	Information on Capital

Due to the nature of the pension business and its leadership within the industry, Provida has significant and sufficient cash flows from fees received from mandatory and voluntary pension savings, allowing it to finance business-related expenses such as employee salaries, administration expenses and life and disability insurance expenses. The company uses cash flows generated by operations in order to increase mandatory investments held and payment of dividends, as well as for short term debt obligations, when necessary. These sources of funds have been sufficient to finance the aforementioned requirements, and additional capital requirements are not foreseen in the near term.

Capital regulatory requirements state that AFPs must have a minimum equity expressed in Unidades de Fomento or “U.F.” (inflation-indexed unit of account) according to the number of participants an AFP has at the reporting date of the financial statements, as shown in the following table:

Number of participants	Number of U.F. required
Less than 5,000	5,000
5,000 – 7,499	10,000
7,500 – 9,999	15,000
10,000 or more	20,000

Since its incorporation, Provida has fully complied with the minimum equity requirement.

As of December 31, 2013 and 2012, its equity expressed in U.F. was 7,020,584 and 11,085,767, respectively.

u)	Risk Management Policy

Provida’s results of operations and future financial position are exposed to foreign currency, interest rate, minimum return requirement (mandatory investments) and life and disability insurance long term obligations risks. During the normal course of business, Provida manages its risk exposure of its operating and investing activities as follows:

u.1.	Foreign currency exchange risk

As a result of the disposal of its investees in Mexico (AFORE Bancomer) and Peru (AFP Horizonte) at the beginning of the year 2013, Provida is only exposed to foreign currency exchange rate risks through its Ecuadorian wholly-owned subsidiary, AFP Genesis, which as of December 31, 2013 has contributed MCh$501 in profits through consolidation.

The appreciation/depreciation of the US Dollar (functional currency of AFP Genesis) with respect to the Chilean Peso could adversely/positively affect revenues and expenses recognized by Provida through consolidation, and hence, its net profit or loss.

For the year ended December 31, 2013, the exposure to the foreign currency exchange risk has significantly decreased with respect to previous periods due to the disposal of foreign operations as mentioned in preceding paragraphs.

u.2.	Interest rate risk

For working capital requirements purposes, Provida might be exposed to non-significant interest rate risks resulting from financing through credit lines. Current leasing obligations are not subject to interest rate risk since the rates included in the terms of the contracts are fixed.

u.3.	Mandatory investments

Provida’s principal financial investment is in mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares (units) of each one of the funds under management. Mandatory investments represented 62.9% and 53.2% of total assets under management of

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provida as of December 31, 2013 and December 31, 2012 respectively, and, in view of the volatility observed in local and foreign markets where pension funds are invested, the future gains or losses on mandatory investments expose Provida to certain risks to the stability of its net income.

It is important to mention that mandatory investments are constituted with the purpose of compensating participants in case Provida cannot meet the legal requirement of minimum returns, thus, adversely affecting the net assets of the AFP if this occurred, since it must additionally replenish the 1% reserve with its own resources. Minimum return is calculated in terms of the weighted average returns of the pension fund industry for rolling periods of 36 months.

The risks described above are associated with Provida’s fund management, governed by the objective to optimize the return of each one of the funds for a specific risk level or else to minimize the risk level in order to obtain an acceptable level of profit.

In order to fulfill the foregoing, Provida has a risk management policy that defines the activities and criteria it applies to efficiently identify, measure, control and manage the risks associated to fund management. Hence, Provida manages the fund equities according to internal credit risk limits, analyzing expected losses and applying market risk measurements. The latter refers to absolute value-at-risk (VaR) which measures the probable impact on the different types of funds in case of adverse shocks of instrument prices (fixed income, currencies and variable income). Furthermore, in order to ensure the Company’s solvency, ensure future benefit payments and compliance with minimum return requirements, Provida applies relative VaR over diverging positions between each fund and the system’s model portfolio.

Absolute and Relative VaR by type of fund as of December 31, 2013 and 2012 was as follows:

Type of Fund	Relative VaR		Absolute VaR		Absolute VaR in MCh$
	2013	2012	2013	2012	2013	2012
A	0.092%	0.294%	4.060%	3.186%	135,224.79	99,445.05
B	0.115%	0.287%	3.172%	2.305%	120,158.01	84,508.22
C	0.114%	0.253%	2.257%	1.611%	227,369.24	153,588.34
D	0.174%	0.178%	1.266%	0.917%	54,323.29	34,815.45
E	0.220%	0.213%	0.591%	0.511%	12,164.23	8,190.33

Additionally the Company makes monthly measurements of minimum returns that are presented to the Board of Directors Meeting. The calculation made under regulations of the Superintendency of Pensions presented at the end of 2013 and 2012 were the following:

	Fund Type A		Fund Type B		Fund Type C		Fund Type D		Fund Type E
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Average Returns	0.34%	1.86%	0.47%	2.75%	1.80%	3.41%	3.09%	3.79%	4.22%	4.87%
Method -4% (-2%) (1)	-3.66%	-2.14%	-3.53%	-1.25%	-0.20%	1.41%	1.09%	1.79%	2.22%	2.87%
Method 50% (2)	0.17%	0.93%	0.24%	1.37%	0.90%	1.70%	1.54%	1.89%	2.11%	2.43%
Minimum Return	-3.66%	-2.14%	-3.53%	-1.25%	-0.20%	1.41%	1.09%	1.79%	2.11%	2.43%
Provida’s Return	0.02%	1.63%	0.18%	2.53%	1.57%	3.08%	3.04%	3.61%	4.17%	4.51%
Provida’s excess over minimum return	3.68%	3.77%	3.71%	3.78%	1.77%	1.67%	1.95%	1.82%	2.06%	2.08%
Ranking minimum return	5	4	5	4	5	5	5	4	3	4
Initial date measurement	Dec-10	Dec-09	Dec-10	Dec-09	Dec-10	Dec-09	Dec-10	Dec-09	Dec-10	Dec-09
Final date measurement	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12
Number of months	36	36	36	36	36	36	36	36	36	36

(1)	The annualized real average return for the last 36 months of all funds of the same type, as appropriate, minus 4% (fund Types A and B) and minus 2% (fund Types C, D and E)
(2)	The annualized real average return for the last 36 months of all fund of the same type, as appropriate, minus the absolute value of 50% of such return.

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

Two risk measurements are carried out: Absolute VaR and Relative VaR. The Absolute VaR measures the market risk of the Funds that directly impacts the value of the Fund's shares. Moreover, the Relative VaR measures the market risk of a particular Fund over the same Fund of the Benchmark comprised of a weighted average from the rest of AFPs within the Chilean Pension System.

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

Particularly, the model is implemented daily by using the exponential smoothing methodology with a parameter of 0.925 in the construction of the covariance matrix. The latest 100 results of returns are used for the calculation. Finally, a 99% confidence level and a monthly loss horizon are established.

Additionally, we performed a sensitivity analysis of the potential impacts that may result from movements in the positions, given the latest information of the market variables, that is, underlying variances and correlations. In this way, positions with large risk in the managed portfolios can be managed.

Limitations of the sensitivity analysis

The model has two potential limitations. The first limitation comes from the assumption that the asset returns follow a normal distribution, which is not always the case. The second limitation relates to the measurement of the relative risk due to the Benchmark’s inference, since the information of the positions held by the AFPs is only known once a month and with an average of 11 days of delay, and in order to estimate the relative risk during each day, assumptions about the positions of the Benchmark must be made.

u.4.  Life and disability benefits

Life and disability insurance is a long-term obligation, given that the benefit to disabled participants is granted three years after the first ruling of disability,  in the case of partial disability (50% to two thirds of loss of working capacities), and in total disability (more than two thirds of loss of capacities).

In quantitative terms, the AFP must cover the payment deficit equivalent to the difference between the affiliate’s savings in his individual capitalization account and benefits established by law. These benefits correspond to the present value of a life annuity (equivalent to 50% or 70% of the average taxable income salary of the affiliate during the last ten years) discounted by the life annuity rates prevailing at the time of payment. Subsequently, the evolution of such interest rates impacts the final value of the payment of the obligation by AFP Provida.

One of the changes introduced by the Pension Reform was the elimination of the individual responsibility of the AFPs regarding life and disability insurance benefits. Hence, starting July 1, 2009, a number of insurance companies were awarded the management of life and disability insurance for a 12-month period. Consequently, AFP Provida now holds the right to, for the concept of life and disability insurance, the obligation of claims pending of payment for the period of temporary disability, with the contract currently in run-off. The insurance contract is under a settlement process.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in terms of life and disability insurance business, regulation stipulates that the reserves for claims be evaluated at market rate instead of historical rates (minimum of the previous semester), opening up a legal window for insurance companies to voluntarily apply said methodology to old contracts. BBVA Life Insurance, upon request from AFP Provida, resorted to this new regulation since, by doing so, the value of its liabilities would be closer to the actual amount at the time of payment (fair value). Furthermore, upon mutual agreement of the parties (prior to compensation to the insurance company due to the change in conditions), the AFP’s financial performance for its cash surpluses was modified, with a benchmark determined by assets with a similar duration to the liabilities of the insurance.

In light of the changes made in the assets and liabilities management associated with life and disability insurance, AFP Provida has mitigated the risk associated to changes in the interest rate.

NOTE 5.	CASH AND CASH EQUIVALENTS

a)	Cash and cash equivalents

As of December 31, 2013 and 2012, cash and cash equivalents was MCh$45,029 and MCh$41,245, respectively, and is detailed as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Time Deposits	34,644	35,533
Cash in banks	9,808	5,698
Cash on hand	577	14
Total cash and cash equivalents	45,029	41,245

Time deposits have a maturity of less than three months from the date of acquisition.

There are no amounts of cash and cash equivalents held by Provida that are not available for its use.

Cash flows from disposal of foreign associates:

On January 9 and March 4, 2013, Provida received proceeds of MCh$61.323 (U.S.$130 million) and MCh$31,972 (U.S.$70 million), respectively from the sale of its foreign associates, the Mexican entity AFORE Bancomer (equity interest owned of 7.50%) and the Peruvian entity AFP Horizonte (equity interest owned of 15.87%), respectively.

NOTE 6.	MANDATORY INVESTMENTS

In order to ensure minimum return requirement of the pension funds, as referred to in article 37 of D.L. 3,500 of 1980, and in compliance with article 40 of the same law, the Administrator must hold an asset known as Mandatory Investment in each Fund type administered, equivalent to 1% of each pension fund equity, which must be invested in shares of the corresponding pension fund.

For all periods presented the Company has complied with the minimum mandatory investment requirement.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and December 31, 2012, mandatory investments detailed by type of fund were as follows:

	As of December 31,
	2013		2012
	MCh$	Shares	MCh$	Shares
Pension Fund - Type A	33,313	1,128	31,324	1,151
Pension Fund - Type B	37,948	1,491	36,773	1,531
Pension Fund - Type C	100,737	3,810	95,326	3,841
Pension Fund - Type D	42,694	1,853	37,772	1,761
Pension Fund - Type E	20,237	716	15,877	602
Total Mandatory Investment	234,929		217,072

Gains and losses on mandatory investments for the years ended December 31, 2013, 2012 and 2011 detailed by type of fund were as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Gain (loss) on mandatory investment held in Pension Fund Type A	2,564	2,588	(3,106)
Gain (loss) on mandatory investment held in Pension Fund Type B	2,152	2,617	(1,700)
Gain (loss) on mandatory investment held in Pension Fund Type C	6,181	6,405	(378)
Gain (loss) on mandatory investment held in Pension Fund Type D	2,892	2,231	1,187
Gain (loss) on mandatory investment held in Pension Fund Type E	1,202	674	528
Total gain (loss) on mandatory investments	14,991	14,515	(3,469)

NOTE 7.	REVENUE

Revenue for the years ended December 31, 2013, 2012 and 2011 was as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Fee income (a)	162,220	153,415	140,359
Other revenue (c)	9,542	10,303	12,889
Total	171,762	163,718	153,248

a. Fee income

Total fee income charged by Provida to the Pension Funds administered for the years ended December 31, 2013, 2012 and 2011, were as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Fees for mandatory contributions and APV (Variable fee)	159,268	150,643	137,664
Fees for programmed withdrawals and temporary income (Variable fee)	2,952	2,772	2,695
Total	162,220	153,415	140,359

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b. Fees receivable

As of December 31, 2013 and December 31, 2012, fees receivable included in line item “Trade and Other Receivables” (see Note 8) comprised the following amounts:

	As of December 31,
	2013	2012
Fees Receivable:	MCh$	MCh$
Fund Type A	84	22
Fund Type B	95	38
Fund Type C	119	63
Fund Type D	39	23
Fund Type E	48	1
Total	385	147

c. Other revenues

Other revenues for the years ended December 31, 2013, 2012 and 2011 were as follows:

	For the years ended December 31,
	2013	2012	2011
Other Revenues	MCh$	MCh$	MCh$
Other revenues - AFP Génesis Ecuador (1)	7,510	7,784	9,274
Insurance contracts settlements (2)	228	953	2,151
Services rendered by AFC (Unemployment Fund) (4)	206	355	491
Surcharges and collection costs (3)	996	685	596
Revenue from additional contributions (3)	430	397	372
Other revenues	172	129	5
Total	9,542	10,303	12,889

(1)  Revenues from fees charged by Ecuadorian subsidiary AFP Genesis for rendering services to administer the Unemployment Fund.
(2)  Other revenues of life and disability insurance from the surplus cash of insurance companies, in view of the premium payments made by the Company.
(3)  Surcharge and recovery of collection costs for contributions that are not paid timely, benefiting the Administrator under D.L. 3,500, Article 19.
(4)  Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A. (‘AFC’).

NOTE 8.	TRADE AND OTHER RECEIVABLES

As of December 31, 2013 and December 31, 2012, current and non-current balances of trade and other receivables were as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Accounts receivable from insurance companies (1)	277	-	3,311	-
Fees receivable (2)	385	-	147	-
Accounts receivable from Pension Funds (a)	274	-	397	-
Accounts receivable from the State (3)	2,204	-	1,811	-
Other accounts receivable (b)	2,675	479	2,800	519
Total Trade and Other Receivables	5,815	479	8,466	519

(1)  Items to be recovered from insurance companies (See note 12.f.1)
(2)  Fees receivable from pension funds (See note 7 b.)
(3)  Items to be recovered from the State (See note 12.f.2)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.	Accounts receivable from Pensions Funds

The detail of this item is as follows:

	As of December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions (*)	-	-	81	-	-	81
Banking charges	-	-	2	-	-	2
Indemnification accounts	-	-	-	-	-	-
Programmed withdrawals	2	4	18	108	9	141
Voluntary pensions savings	-	-	50	-	-	50
Total	2	4	151	108	9	274

	As of December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions (*)	-	-	222	-	-	222
Banking charges	-	-	2	-	-	2
Indemnification accounts	1	-	-	-	-	1
Programmed withdrawals	5	10	21	105	20	161
Voluntary pensions savings	-	-	11	-	-	11
Total	6	10	256	105	20	397

(*) It includes MCh$30 in 2013 and MCh$103 in 2012 corresponding to regularization contributions made by the Company in Pension Funds in order to regularize mistakes in the individual accounts of participants.

b.	Other accounts receivable

The details of this item are as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Medical leave absences	87	10	69	23
Advances to suppliers	35	-	39	-
Other - AFP Genesis	1,177	-	1,106	-
Other receivables	1,376	469	1,586	496
Total Other Accounts Receivables	2,675	479	2,800	519

NOTE 9.	PREPAYMENTS

The detail of current and non-current prepayments as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Insurance	22	-	33	-
Advertising	-	-	-	-
Advisory services	29	-	16	-
Prepaid expenses	14	-	13	-
Other	539	314	231	-
Total prepayments	604	314	293	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.	BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

Until September 30, 2013, the controlling shareholder of AFP Provida was BBVA Inversiones Chile S.A., a subsidiary of the Spanish entity “Banco Bilbao Vizcaya Argentaria”, thus all transactions at that date with BBVA Group’s entities were considered transactions with related parties. Beginning on October 1, 2013, MetLife, Inc., a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware in the United States of America, became its ultimate parent of the Company. Receivable and payable balances with BBVA entities as of December 31, 2013 were reclassified as trade and other receivables and trade and other payables, respectively. Balances and transactions disclosed as of December 31, 2012 were not reclassified, as they were properly considered at that date as transactions and balances with related parties.

Consequently, from that date onwards, all transactions made with the entities that are globally part of the MetLife Group are considered as transactions with related parties of AFP Provida.

a. Accounts receivable from related entities

As of December 31, 2013 and 2012, the balance of accounts receivable from related entities is sets forth in table below:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	-	-	2,720	-
BBVA Chile S.A.	-	-	103	-
Soc. Adm. de Fondos de Cesantía Chile S.A.	1,484	-	-	-
Servicios de Administración Previsional S.A.	-	-	588	-
Total	1,484	-	3,411	-

For all periods presented, no guarantees has been given or received nor has any allowance for doubtful accounts been recorded in respect of accounts receivables from related parties.

b. Accounts payable to related entities

As of December 31, 2013 and 2012, the balance of accounts payable to related entities is sets forth in table below:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
BBVA Seguros de Vida S.A.	-	-	36	-
Servicios de Administración Previsional S.A. (collection contract and others)	510	-	673	-
BBVA Chile S.A. (collection contract, pension payments and savings)	-	-	32	-
BBVA, Spain	-	-	2	-
BBVA Inversiones Chile S.A. (CMA)	-	-	20	-
BBVA Servicios Corporativos Ltda.	-	-	12	-
Total	510	-	775	-

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c. Detail of transactions with related entities

Company	Transaction	Amount of transactions			Effect on income (expense)
		2013	2012	2011	2013	2012	2011
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	-	2,832	2,832	(425)	(566)	(566)
	Office Rental	-	1	1	-	1	1
	Self service dispenser lease	-	107	114	(80)	(107)	(114)
BBVA Corredores de Bolsa S.A.	Financial services	-	62	169	(29)	(62)	(169)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	-	1,211	1,250	784	1,211	1,250
	Rentals (agencies, Huérfanos and Bandera Tower)	-	520	518	(278)	(520)	(518)
	Community fees as lessor	-	33	167	26	33	167
	Community fees as lessee	-	96	210	(368)	(96)	(210)
	Pension payment service	-	7	26	(144)	(7)	(26)
	Collection contract	-	-	4	-	-	(4)
	Expense for bank account maintenance	-	3	1	-	(3)	(1)
	Savings payment service	-	11	50	(10)	(11)	(50)
	Cash payment service	-	4	-	(1)	(4)	-
	Purchase of real estate	-	1,997	-	-	-	-
	Sale of real estate	-	(966)	-	294	1,005	-
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	-	329	370	(146)	(329)	(370)
	Casualty rate provision	-	(4,047)	(3,031)	1,539	4,047	3,031
	Financial revenue provision	-	953	2,151	218	953	2,159
	Insurance settlement	-	2,604	990	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,670	1,620	1,624	(1,670)	(1,620)	(1,624)
	Young worker subsidy	16	17	15	(16)	(17)	(15)
	DNPA (declaration of unpaid contributions) service	69	44	94	(69)	(44)	(94)
	Password administration	164	128	166	(164)	(128)	(166)
	Data processing	305	28	147	(305)	(28)	(147)
	Data transference	12	9	14	(12)	(9)	(14)
Technological services	2	3	5	(2)	(3)	(5)
SSAE 16 report	-	-	(11)	-	-	11
MAC Service	-	-	24	-	-	(24)
Monitoring Service	-	-	1	-	-	(1)
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	-	269	219	-	269	219
	Technological Supportive Services	202	86	271	(3)	86	271
Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios S.A.)	Data Processing	-	1,481	1,428	(1,225)	(1,481)	(1,428)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	-	26	57	(29)	(26)	(57)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	-	3,943	5,102	(720)	(3,943)	(5,102)
	Office rentals	-	503	491	385	503	491
Aplica Soluciones Tecnológicas Chile Ltda.	Common Charges as lessee	-	21	21	31	21	56
	Software development	-	655	412	(7)	(15)	(36)
	Technological services	-	51	-	-	(51)	-
Forum Servicios Financieros S.A.	Office rentals	-	-	-	29	-	-
MetLife Chile Seguros de Vida S.A.	Health insurance policies	14	-	-	(14)	-	-

i)	Description of transactions with related parties for the period ended December 31, 2013, 2012 and 2011:

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Servicios de Administración Previsional S.A.: This associate renders services to Provida for electronic collection, password administration, data processing, data transference and technological services.

Sociedad Administradora de Fondos de Cesantía de Chile S.A. (AFC Chile): Provida records revenues from AFC Chile (Unemployment Fund) for rendering technological support and technological advisory services.

The AFPs as a consortium provided to AFC Chile a joint and indivisible guarantee of UF 400,000. This guarantee, in accordance with Provida’s equity interest  of 49.2% in AFC Chile amounts to MCh$4,544 or approximately MUS$9 and it was given in order to guarantee AFC Chile’s obligations. The maturity date of the guarantee was April 25, 2013.

On February 4, 2010, AFC Chile reimbursed Provida with bank guarantee letters for UF 160,000 (MCh$3,730). On March 26, 2013, AFC Chile settle its obligations to the Bank issuer of the guarantee letters for a total of UF 240,000 (MCh$5,594) releasing Provida as warrantor and joint co-signer.

The contract with AFC Chile ended on October 7, 2013. On that same date, AFC Chile began a process of liquidation. At the Extraordinary Shareholders meeting held on November 7, 2013, a liquidation commission of four members was designated to complete such process which will be finalized in a period that shall not exceed three years. The entire liquidation process will be overseen and the final authorization to liquidate AFC Chile will be granted by the Superintendency of Pensions.

MetLife Chile Seguros de Vida S.A. provides health insurance policies to certain Provida’s employees.

ii)     Description of transactions with related parties for the period ended September 30, 2013 and the years ended December 31, 2012 and 2011:

As a result of the change of the parent company of AFP Provida, the following entities were considered related entities until September 30, 2013:

BBVA Inversiones Chile S.A.

Transactions with this entity refer to:

•
Service rendering contract entered into on December 27, 2006 regarding transactional services through self-serving dispensers that include issuance of certificates about contributions, affiliations, balance sheets and others, amounting to MCh$80, MCh$107 and MCh$114 as of September 30, 2013 and December 31, 2012 and 2011, respectively.

•
Lease contracts regarding rentals of square meters in Provida’s branch offices to install self-serving dispensers for a total amounting to MCh$0, MCh$1 and MCh$1 as of September 30, 2013 and December 31, 2012 and 2011, respectively.

•
Software license contract entered into on December 1, 2005 and new contract in 2010, corresponding to intellectual property rights related to the use, as well as, instructions for use and functionality, of software implemented on different operating and administrative processes, amounting to MCh$2,832 as of September 30, 2013, MCh$2,832 as of December 31, 2012 and MCh$2,832 as of December 31, 2011.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios, Mexico):

Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$1,225 as of September 30, 2013; MCh$1,481 as of December 31, 2012 and MCh$1,428 as of December 31, 2011 were included in the “Miscellaneous other operating expenses” line item.

BBVA Corredores de Bolsa S.A.: Transactions with this entity related to financial services rendered to Provida.

BBVA Chile S.A.: Transactions with this entity related to rental contracts, collection services, pension payments and saving withdrawals, lines of credit, loans and current accounts.

BBVA Compañía de Seguros de Vida S.A.: On January 1, 2005, BBVA Compañía de Seguros de Vida S.A. was awarded the bid for Provida’s L&D insurance for a coverage period to June 30, 2009.

Aplica Soluciones Tecnológicas Chile Ltda.: Contract dated January 4, 2010, corresponded to design and development services of the software systems, amounting to MCh$713 as of September 30, 2013, MCh$655 as of December 31, 2012 and MCh$412 as of December 31, 2011.During 2013, 2012 and 2011, enhancements for new projects were incorporated amounting to MCh$57, MCh$243 and MCh$279 respectively.

BBVA Servicios Corporativos Limitada: Contract dated January 1, 2010 for outsourcing the Company’s services. The contract will last for 10 years and is renewable for 10-year periods.

Banco Bilbao Vizcaya Argentaria S.A.: Contract dated December 16, 2009 corresponding to rendering computing services, including consultancy server maintenance, and a help desk.

d. Board of Directors and key management personnel:

d.1 Accounts receivable and payable and other transactions

There are no outstanding amounts receivables or payable between Provida and the members of the Board of Directors and key management personnel. No guarantees have been given or received from directors or key management personnel. No other transactions have been performed between Provida and the members of the Board of Directors and key management personnel.

d.2 Compensation of key management personnel

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Salaries	3,031	2,756	2,715
Short-term benefits for employees	2,862	1,155	937
Termination benefits	731	139	453
Total remunerations of key management personnel	6,624	4,050	4,105

In 2013, key management personnel consisted of 60 executives, which included 23 managers, 17 deputy managers and 20 department chiefs. In 2012, key management personnel consisted of 49 executives in which included 23 managers, 13 deputy managers and 13 department chiefs. In 2011, key management personnel consisted of 47 executives in which included 21 managers, 7 deputy managers and 19 department chiefs.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.3 Compensation of Board of Directors and Directors’ Committee

Compensation of the Board of Directors for the years ended December 31, 2013, 2012 and 2011, presented in line item “Miscellaneous other operating expenses” was as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Per Diem (*)	528	543	570
Fees (*)	85	81	44
Total	613	624	614

(*) Includes per diem and fees of former members of the Board Directors elected under BBVA controlling period.

On October 1, 2013, MetLife, Inc. became the ultimate parent of AFP Provida. Consequently, members of the Board of Directors elected under BBVA controlling period, Messrs. Joaquin Cortez Huerta, Jesus del Pino Durán, Luis Fernando Ferreres Crespo, Francesc Jorda Carré and José Martos Vallecillos, members of the Board of Directors resigned their positions.

At the Board of Directors’ meeting held on October 2, 2013, Messrs. Victor Hassi Sabal, Jorge Carey Tagle, Jaime Martínez Tejeda, Carlos Alberto Olivieri and Martín Enrique Galli were appointed as Provida’s new members of the Board of Directors.

As of December 31, 2013, the Board of Directors was composed of as follows:

Name of Directors	Position
Victor Hassi Sabal	Chairman
Jorge Carey Tagle	Vice-Chairman
Jaime Martínez Tejeda	Director
Carlos Alberto Olivieri	Director
Martín Enrique Galli	Director
María Cristina Bitar Maluk	Director
Jorge Marshall Rivera	Director
Osvaldo Puccio Huidobro	Alternate Director

Directors’ Committee:

According to Law 19,075 published on December 20, 2000, and Circular N°1,956 of the Superintendency of Securities and Insurance published on February 19, 2001, Provida formed a Directors’ Committee which replaced the previous Audit Committee in its faculties and functions.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In compliance with Article 33 of Corporate Law N°18,046, fees of the Board members and Directors’ committee members are set up annually at the Ordinary Shareholders’ meeting. The amounts approved for regular board, extraordinary and directors’ committee meetings were established as follows:

	As of December 31, 2013
Name of Director	Position	Normal Meeting	Extraordinary Meeting	Maximum Amount	Directors' Committee	Extraordinary Committee	Maximum Amount
		MCh$	MCh$	MCh$	MCh$
Victor Hassi Sabal	Chairman	250	10	260	-	-	-
Jorge Carey Tagle	Vice-Chairman	250	10	260	-	-	-
Jaime Martínez Tejeda	Director	250	10	260	83	-	-
Carlos Alberto Olivieri	Director	250	10	260	-	-	-
Martín Enrique Galli	Director	250	10	260	-	-	-
María Cristina Bitar Maluk	Director	250	10	260	83	10	93
Jorge Marshall Rivera	Director	250	10	260	83	10	93
Osvaldo Puccio Huidobro	Alternate Director	175	7	182	83	10	93
Joaquín Cortez Huerta	(*)	250	10	260	-	-	-
Jesús del Pino Durán	(*)	250	10	260	-	-	-
Fransesc Jorda Carré	(*)	250	10	260	-	-	-
José Martos Vallecillos	(*)	250	10	260	-	-	-
Luis Fernando Ferreres Crespo	(*)	250	10	260	-	-	-

(*) Members of the Board of Directors until October 2, 2013.

NOTE 11.	INCOME TAX

a) The following tables represent, respectively, detail of the credits available to the Company as represented by primarily monthly payments made to the tax authorities, and the detail of amounts due to the tax authorities, including a break-out of deductions and additions as well as amounts due in foreign jurisdictions

Current tax assets as of December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Monthly provisional tax payments	20,966	18,400
Credit for training expenses	188	137
VAT tax credit	70	78
Other tax assets	254	235
Total	21,478	18,850

	As of December 31,
	2013	2012
	MCh$	MCh$
Income tax payable	30,549	24,206
Adjustment for income taxes (previous period)	-	1,214
Other deductions and additions	(449)	(1,022)
Income taxes payable foreign associates	(8,781)	(2,477)
Other taxes (tax rate 35%)	6	7
Total	21,325	21,928

The amounts in the tables above are presented in the consolidated statement of financial position resulting in a current tax asset of MCh$5,432 and a current tax liability of MCh$5,279 as of December 31, 2013 and a current tax liability of MCh$3,078 as of December 31, 2012.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b) Deferred taxes

Deferred taxes recognized for deductible and taxable temporary differences as of December 31, 2013 and 2012 are as follows:

	Deferred tax assets		Deferred tax liabilities
	As of December 31,		As of December 31,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Temporary differences:
Deferred tax relating to depreciation	-	-	1,651	1,746
Deferred tax relating to amortization	-	-	5,175	6,207
Deferred tax relating to provisions	-	-	(1,614)	(896)
Deferred tax relating to revaluation of mandatory investments	-	-	28,362	25,364
Deferred tax relating to AFORE Bancomer	-	2,545	-	-
Deferred tax relating to AFP Horizonte	-	(1,080)	-	-
Deferred taxes relating to other temporary differences	-	-	221	99
Total	-	1,465	33,795	32,520

Deferred tax assets have been recognized to the extent that it is probable that sufficient taxable profits will be available against which the deductible temporary differences can be utilized. Management of Provida considers that sufficient taxable profits will be available to be utilized.

b.1) Movements in deferred taxes

The following table sets forth the changes in deferred taxes in the consolidated statement of financial position as of December 31, 2013 and December 31, 2012.

	Assets	Liabilities
	MCh$	MCh$
Deferred tax changes
Balance as of December 31, 2011	885	27,270
Increase (decrease) in profit or loss	580	5,250
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2012	1,465	32,520
Increase (decrease) in profit or loss	(1,465)	1,275
Increase (decrease) in equity	-	-
Other increase (decrease)	-	-
Balance as of December 31, 2013	-	33,795

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Income taxes

c.1) Income tax expense

Income tax expense for the years ended December 31, 2013, 2012 and 2011 is detailed as follows:

	As of December 31,
	2013	2012	2011
Income tax expense	MCh$	MCh$	MCh$
Current tax expense	(30,549)	(24,206)	(21,484)
Other current tax income (expense)	2,258	3,370	1,894
Current tax benefit income (expense), net	(28,291)	(20,836)	(19,590)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(1,276)	59	1,879
Deferred tax income (expense) relating to tax rate changes	-	(4,729)	-
Deferred tax income (expense), net	(1,276)	(4,670)	1,879
Total income tax income (expense)	(29,567)	(25,506)	(17,712)

d) Reconciliation of statutory tax rate with effective tax rate

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Profit before income tax	169,653	129,540	96,567
Statutory tax rate	20%	20%	20%
Income tax applied to profits before taxes	33,931	25,908	19,313
Permanent differences and others	(4,364)	(402)	(1,601)
Total tax for the period	29,567	25,506	17,712

On July 31, 2010, Law 20,455 was published in order to finance the country’s reconstruction, after the earthquake occurred on February 27, 2010, by temporarily increasing the tax rate at 20% for the commercial year 2011, then decreasing to a 18.5% tax rate for the commercial year 2012 and returning back to a 17% tax rate in commercial year 2013. However, on September 27, 2012, Law 20,630 was published regarding the Tax Reform Law that increased the first category tax rate to 20% from the commercial year 2012 onwards.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.	LIFE AND DISABILITY INSURANCE

a) Financing life and disability pensions.

Before the Pension Reform Law was amended, and according to provisions established by law, Provida had individually contracted insurance to cover its obligation to provide its participants life and disability benefits.

The Pension Reform Law eliminated the individual responsibility that AFPs had with life and disability insurance by establishing that all AFPs in conjunction should contract, through a public bidding, a fixed, single-premium insurance to cover this obligation. The insurance is awarded to one or more insurance companies offering the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive concentration and cover the entire life and disability insurance risk with the same value for all workers. This obligation is paid by the employer and became effective on July 1, 2009, with a temporary grace period for employers with fewer than 100 employees that ended in June 2011. Commencing on July 1, 2011, this obligation is paid by the employer regardless of the number of employees.

The first bidding process was for a 12-month-period and the premium paid until June 30, 2010 was 1.87% over the taxable salaries of workers. The insurance companies that were awarded the bid were as follows:

INSURANCE COMPANIES
Interamericana Seguros de Vida S.A.
RBS (Chile) Seguros de Vida S.A.
Chilena Consolidada Seguros de Vida S.A.
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A.

From July 1, 2010, and for a 24-month period until June 2012, the premium paid was 1.49% over the taxable salaries of workers. The insurance companies that were awarded the bid were as follows:

INSURANCE COMPANIES
BBVA Seguros de Vida S.A.
Ohio National Seguros de Vida S.A
Compañía de Seguros de Vida Cámara S.A.
Interamericana Seguros de Vida S.A.
Banchile Seguros de Vida S.A. and Euroamerica Seguros de Vida S.A. (co-insurance)
Compañía de Seguros Cruz del Sur S.A. and Seguros Vida Security Previsión S.A. (co-insurance)
Valora Compañía de Seguros de Vida S.A

Finally, beginning on July 1, 2012, and for a 24-month period, until June 2014 the average premium is 1.26% over the taxable salaries of workers. The insurance companies that were awarded the bid were as follows:

INSURANCE COMPANIES
Chilena Consolidada Seguros de Vida S.A.
CN Life Compañía de Seguros de Vida S.A.
Seguros Vida Security Previsión S.A. and Penta Vida Cía. de Seguros de Vida S.A. in co-insurance with Bice Vida Compañía de Seguros de Vida S.A.

Insurance coverage is effective in case the participant dies or becomes disabled before the legal retirement age (65 for men and 60 for women starting October 2008) or when he/she has not accumulated sufficient funds in his/her individual capitalization account to finance the benefit payments as established by law, whether for him/her or his/her legal beneficiaries.

In addition, according to law, temporary disabled pensions awarded to under first ruling of the medical commission are also covered by the insurance.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The additional contribution that the insurance must cover, if necessary, is equivalent to the resulting deficit between the funds necessary to finance life and disability insurance pensions and the funds accumulated per participant, including his/her recognition bond, to the occurrence date of the claim.

It is important to note that, even though Provida does not have individual contracts with prevailing coverage, as a result of the regulatory requirements for temporary disability which state that payments of disability claims can be made effectively three years after first ruling disability is confirmed by a final ruling of a medical commission, there is one contract described below that is still in run-off where its final settlement is under process.

b) Insurance Contract

Until June 2009, according to legal regulations, Provida contracted insurance that fully covers temporary pensions of participants declared disabled in a first ruling, the additional contribution and the contribution (contributions made during the disabled period in case disability is not ratified in a second ruling). These contracts do not preclude Provida’s responsibility and obligation to deposit such additional contribution, pay temporary pensions required to in the first ruling, administer contributions of individual capitalization accounts and make additional contributions to individual capitalization accounts of the participant when appropriate.

Regarding the contract in force until June 2009, during the first quarter of each year, Provida and the insurance company compare payments made by Provida in the previous fiscal year for temporary premiums (the “temporary premium”) and pre-settlements and the sum of (i) the effective amounts paid by the insurer to the participants or their beneficiaries (“Temporary pensions and contributions”) and (ii) the amount estimated by the insurer (“technical reserves”) required to pay disabled participants once the final rulings or disabled status are declared by the Medical Commission (the sum of (i) and (ii) is referred to as “total cost of casualties”). Additionally, the casualty rate corresponds to the ratio of the total cost of casualties over the taxable salary of contributors. If the cost of casualties is higher than temporary payments, Provida must pay the insurance company the difference up to a maximum limit established in the insurance contract, based on the maximum casualty rate. Provida has no obligation to pay casualties exceeding the maximum rate. However, if the insurer is not able to pay the benefits to the participants, Provida would be responsible for such payments.

The last disability and survival insurance with effective coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. (related company, see Note 12). The initial contract's maximum casualty rate was 1.27% expressed as a percentage of the contributing participants’ taxable remuneration, with a monthly premium paid throughout the coverage period of the contract at a temporary premium rate of 0.70%. Provida’s participation over the surplus was 100% if the casualty rate was equal to or lower than the contract’s maximum casualty rate over the contributing participants’ taxable salary. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable salary of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 during the coverage period of the contract. As a result of regulatory update of the mortality tables as well as the impact in the higher casualty costs upon mutual consent of the parties, in view of the changes in the economic conditions of the contract, the parameters of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing participants’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150 (MCh$50 approximately).

The aforementioned insurance contract also contemplates annual true-ups for the difference between all payments made by Provida (temporary premium and previous true-ups and the total cost of casualties (paid or accrued by the insurer), at the end of each year and which has been taking place on March 31 of each year from 2006 onwards. On the same date, monthly financial revenues will be paid, based on the value recorded to December 31 of the previous year, resulting from applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida less casualties paid by the insurer).

On July 1, 2009, BBVA Seguros de Vida adopted General Rule No.243, allowing it to voluntarily determine the casualties’ reserves at a market interest rate on a monthly basis. Consequently and given the impact of such determination over the administration of the insurance contract and its associated risks, the parties, by common agreement, modified the conditions of the financial revenues. The above considering that providing the life and disability insurance implies a mismatch in the risk between the assets and liabilities generated by such obligation and, that the conditions of the contract

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

could be modified by any of the parties if new regulations are enacted with requirements affecting the contract, as actually occurred.

The final settlement of this contract may occur 48 months after the expiration date of the coverage period which is June 30, 2013. Currently, Provida and BBVA Seguros de Vida are still in the final process of analysis of the final balance of such insurance policy.

The previous insurance policy for life and disability coverage was effective from August 1, 2003 to December 31, 2004 and entered into with BBVA Seguros de Vida S.A. The premium had a maximum rate of 1.10% expressed as a percentage of the contributing participants’ taxable remuneration, with monthly premium paid throughout the contract’s duration at a temporary premium rate of 0.70%. Provida’s participation in the surplus was 100% if the casualty rate was equal to or lower than 1.10% and greater than 0.85% of the participants’ taxable remuneration. If the casualty rate was equal to or less than 0.85%, Provida had the right to an additional participation in 90% of the surplus. Additionally, the contract established monthly payments calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable salary of the participants on a one-month lag plus a monthly fixed premium of UF 2,150 (MCh$50 approximately) for the contract coverage period. The contract's annual true-ups took place on March 31 of each year beginning in 2005. The date of the final settlement of this contract was originally December 31, 2008, but was extended by common agreement of the parties and, settled in April 2011.

c. Effect on Profit (Loss)

The net effect on profit (loss) for the life and disability insurance includes the premium expenses included in line item “Life and Disability Insurance Premium expense" and revenues from settlements for favorable casualty rate and monthly financial revenues that are presented under the line item “Other revenues” within the consolidated statement of comprehensive income.

The net composition of annual expense for life and disability insurance for the years ended December 31, 2013, 2012 and 2011 is detailed as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Life and disability insurance premiums annual expense	155	329	370
Favorable (unfavorable) adjustments due to casualty rate	1,940	(4,047)	(2,696)
Life and disability insurance premium	2,095	(3,718)	(2,326)
Financial income (Note 7 c.)	(228)	(953)	(2,151)
Total life and disability insurance income (expense), net	1,867	(4,671)	(4,477)

Since January 1, 2004, in relation to casualty adjustments, Provida has implemented its “casualty model” by evaluating actual data regarding claims and reserves according to the expected parameters such as discount rate, final amount of recognition bond, pension funds’ return, in addition to other considerations at the moment of the effective payments of casualties claims. In this regard, the accounting criterion establishes if the amount of casualty rate calculated by the model were less than the cost calculated and registered by the insurance company, by law, this last amount will be accrued according to the current regulation. On the contrary, if the casualty rate calculated by the model were higher than those established in the insurer’s balance, the amount to be provisioned would be the cost determined by the model.

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

Regarding the casualty provisions and considering that the insurance policy maintained with BBVA Seguros de Vida S.A. will be settled, Provida deemed it necessary as of December 31, 2013 to constitute a higher provision than the

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

provision estimated by the insurance company taking into account the death fees’ claims payment incurred but not reported related to survival benefit claims to be provided where a deceased participant had a spouse and/or beneficiaries entitled to receive the survival benefits in accordance with current regulations.

Likewise, on applying the methodology of its casualty model, Provida concluded that life and disability rates for annuities would be at lower average levels than the prevailing market interest rate as of June 2011, which is the interest rate used by the Insurer to value the reserves for casualties. However, due to a higher speed of payments of casualty claims than typically recorded by using the casualty model, and the fact that average forward rates applied were higher for the period than anticipated, and the rate used to pay such claims was lower than the rate provisioned, Provida made a reversal of provisions determined by the difference between the amount required as of December 2011 and the effective amount, with the best available information, as of December 31, 2012. As of December 31, 2011, since the average forward rates at the close of December 2010 were lower than the expected forward rates for December 2011, Provida also made a reversal of provisions determined by the difference between the amounts required as of December 2010 with the best available information as of December 31, 2011.

d. Liabilities arising from additional contributions

d.1 Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$368 and MCh$301 as of December 31, 2013 and December 31, 2012 respectively. These liabilities are recorded under “Collections to be cleared” within line item “Trade and other payables” (Note 21).

	As of December 31,
	2013	2012
	MCh$	MCh$
1) Pending additional contributions Contributions of workers not identified in the participants' master file or transferred to other Administrators, deceased, for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summaries.	38	46
2) Additional contributions to be cleared Additional contributions and health insurance contributions of independent participants paid, for which the support sheets have not been received.	330	255
Total	368	301

The balance of pending contributions will be settled internally or by transferring those to other pension fund administrators. Beginning on January 1, 1998, these contributions are paid directly into the Pension Fund.

d.2. Comparative analysis of pending additional contributions

	As of December 31,
Pending Additional Contributions	2013	2012
	MCh$	MCh$
Beginning balance	46	46
Leftovers from the year	-	-
Cleared leftovers:
• For Provida	-	-
• Transferred to other AFPs	(8)	-
Final Balance	38	46

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e. Accounts payable to insurance companies

The accounts payables to insurance companies presented within line item “Trade and other payables” were MCh$86 and MCh$377 as of December 31, 2013 and 2012, respectively.

f. Assets arising from life and disability insurance payments

Receivables from insurance companies and the Government reflect payments made by Provida on behalf of the insurer and the Government. The reimbursements are made within 30 days and are classified as short-term receivable, as shown below. As required by law, records of total payments to the participant must be maintained by the insurance company as well as by Provida. Additionally, the self-insured portion of the disability is administered by the insurance company according to the law. Government reimbursements are guaranteed by law for employees who otherwise do not qualify for life and disability insurance.

f.1 Receivables from Insurance Companies

Receivables from Insurance Companies that are included under line item “Trade and Other Receivables” were as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Balance at end of previous year	3,311	3,687
Life and disability pensions paid by the Company	146,617	134,331
Reimbursements from the Insurance Company (less)	(149,651)	(134,707)
Insurance Company’s balance at end of year	277	3,311

f.2 Receivables from the State

Receivables from the State that are included under line item “Trade and Other Receivables” were as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Balance at end of previous year	1,811	192
• Pensions financed by state guarantee according to
Art. 73 of DL. N° 3,500 of 1980	127,757	104,370
• Payments financed for APS(*) financed by the Administrator	163,542	113,213
• Payments financed by the Administrator	49,091	15,634
• Reimbursement of State Guarantee	(127,539)	(104,710)
• Reimbursement of APS(*)	(163,615)	(113,010)
• Reimbursement of other payments	(48,843)	(13,878)
Balance at end of year	2,204	1,811

(*) Solidarity Pension Contribution (‘APS’ in its Spanish acronym)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g. Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$3,667 as of December 31, 2013 and MCh$1,727 as of December 31, 2012.

The provision made for a higher casualty rate is presented under the item “Provisions”.

Insurance Company	Period covered the Contract (MMYY-MMYY)	Costs for claims reported by the Insurance Company		Payments made to the Insurance Company (MCh$)		Provision at the date of information provided by the Insurance Company	Gross Provision at current year-end (not including financial revenues effects) (*)
		Date	MCh$	To reported date	At 12-31-2013		MCh$
BBVA Seguros de Vida S.A. (**)	08-2003 to 12-2004	04/30/2011	92,368	92,199	92,199	-	-
BBVA Seguros de Vida S.A. (***)	01-2005 to 06-2009	12/31/2013	378,589	378,863	378,863	-	(3.667)
Total						-	(3.667)

(*)
Since Provida and BBVA Seguros de Vida S.A. are currently reviewing the final settlement of the insurance, a higher provision than the provision estimated by the insurance company has been determined taking into account the death fees’ claims payment incurred but not reported related to survival benefit claims to be provided where a deceased participant had a spouse and/or beneficiaries entitled to receive the survival benefits in accordance with current regulations.

(**)
The casualty rate of the policy subscribed with BBVA Seguros de Vida S.A. for August 2003 to December 2004 period was closed in April 2011. The casualty rate of such policy exceeded the maximum rate of 1.10%. Consequently the excess of costs for MCh$157 were assumed by such insurer.

(***)	Includes accrued premiums for a total amount of MCh$491 discounted from the balance payable to BBVA Seguros de Vida S.A. according to the respective contracts.

g.1 Reconciling costs and payments to the insurance companies

Figures in MCh$
N° contract	Cost of casualties insurance company	Premium Paid	Premium Accrued	True- up	Total Payments to insurance company
1	92,368	58,674	-	33,525	92,199
2	378,589	272,085	491	106,286	378,863

g.2 Financial revenue provision

N° Contract	2013	2012
	MCh$	MCh$
1	-	-
2	228	598
Total	228	598

h. Detail according to life and disability insurance contracts

Contract N°	Name of Insurance Company	Period covered by contract	Sub-period covered by contract
1	BBVA Seguros de Vida S.A.	August 1, 2003 to December 31, 2004	N/A
2	BBVA Seguros de Vida S.A.	January 1, 2005 to September 30, 2009	N/A

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

i. Detail of disability insurance costs

Disability
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2013)						(January to December 2012)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-		-		-		-		-		-
2	6,409	2,221	330	6,886	227	137	5,957	1,558	1,145	25,423	65	39

j. Detail of life insurance costs

Life
Contract N°	Costs for casualties incurred by insurance company						Costs for casualties incurred by insurance company
	(January to December 2013)						(January to December 2012)
	Temporary pensions		Additional contribution		Contributions		Temporary pensions		Additional contribution		Contributions
	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$	N°	MCh$
1		-		-		-		-		-		-
2		-	21	106		-		-	37	234		-

k. Detail of financial revenue of life and disability insurance

	Financial Revenue 2013	Financial Revenue 2012
Contract N°	MCh$	MCh$
1	-	-
2	195	759
Total	195	759

l. Detail of life and disability insurance adjustments

As of December 31, 2013
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Accumulated Cost	Total Accumulated casualties	Accumulated fixed premium + temporary premium	Accumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
12-31-2013(*)	1	N/A	N/A	N/A	N/A	N/A	N/A
12-31-2013	2	106,286	96	375,568	378,589	274,774	20,972

As of December 31, 2012
Date of calculation of adjustment	Contract N°	Adjustment Paid	Adjustment for pending payment of financial revenues	Accumulated Cost	Total Accumulated casualties	Accumulated fixed premium + temporary premium	Accumulated Financial revenues
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
12-31-2012(*)	1	N/A	N/A	N/A	N/A	N/A	N/A
12-31-2012	2	104,148	642	358,852	370,642	269,079	20,367

(*) Contract ended in April 2011

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.	INVESTMENT IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1 Movements in investments in associates

The following tables set forth the changes in Provida’s equity method investments during the years ended December 31, 2013 and 2012.

As of December 31, 2013
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2013	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2013
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía (1) Chile S.A.	Chile	Chilean Peso	49.20%	1,502	4,723	(1,504)	-	(1,223)	3,498
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	363	100	(21)	-	(11)	431
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	4,191	3,200	(2,448)	-	(1.471)	3,472
Total				6,056	8,023	(3,973)	-	(2,705)	7,401

As of December 31, 2012
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2012	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2012
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	Chile	Chilean Peso	37.80%	3,786	2,686	-	-	(4,970)	1,502
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	327	72	(36)	-	-	363
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	3,600	2,809	(1,660)	-	(558)	4,191
Afore Bancomer (2)	Mexico	Mexican Peso	7.50%	10,220	4,262	(3,939)	72	(10,615)	-
AFP Horizonte (2)	Peru	Peruvian Soles	15.87%	6,758	3,404	(2,660)	(344)	(7,158)	-
Total				24,691	13,233	(8,295)	(272)	(23,301)	6,056

(1) Provida has a direct equity interest of 37.80% and an indirect equity interest of 11.40%
(2) Provida exercised significant influence through its former controlling parent BBVA. In 2012, AFORE Bancomer and AFP Horizonte were reclassified as non-current assets and disposal groups held for sale. The sale of this investment occurred in the first quarter of 2013. The net gain on sale of AFORE Bancomer was MCh$38,755 and the net gain on sale of AFP Horizonte was MCh$26,834.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.2 Summarized total financial information of investments in associates

The following tables set forth summarized information of the investment in associates where Provida has significant influence as of December 31, 2013, and for those non-current assets and disposal groups held for sale their underlying major classes of assets and liabilities including the aggregated amounts of assets, liabilities, revenues and profit or loss as of December 31, 2012:

As of December 31, 2013
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	49.20%	8,969	-	1,859	7,110	19,755	(10,155)	9,600
Inversiones DCV S.A.	23.14%	41	1,868	44	1,865	439	(6)	433
Servicios de Administración Previsional S.A.	37.87%	6,484	10,316	7,536	9,264	19,178	(10,728)	8,451
Total		15,494	12,184	9,439	18,239	39,372	(20,889)	18,484

As of December 31, 2012
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	37.80%	6,494	523	3,042	3,975	16,600	(9,492)	7,108
Inversiones DCV S.A.	23.14%	2	1,567	1	1,568	312	(2)	310
Servicios de Administración Previsional S.A.	37.87%	5,458	10,494	4,765	11,187	17,203	(9,787)	7,416
AFORE Bancomer (1)	7.50%	184,503	1,634	44,597	141,540	114,651	(57,815)	56,836
AFP Horizonte (1)	15.87%	25,540	44,262	24,710	45,092	41,791	(20,346)	21,445
Total		221,997	58,480	77,115	203,362	190,557	(97,442)	93,115
(1)	Investments classified as non-current assets and disposal groups held for sale

NOTE 14.	FINANCIAL INSTRUMENTS

14.1 Capital management

The constant objective of Provida is the efficient management of its working capital, maintaining significant and sufficient cash flows to fulfill its obligations.

The main use of Provida’s funds is for operating expenses related to employee remunerations, additional constitution of mandatory investments, dividend payments and other administration expenses. Provida has financed these requirements with cash flows generated from its operations, as well as, short-term debt.

Management believes that these sources of funds are sufficient to finance capital requirements and payments of its obligations. Due to the nature of the pension business, Provida obtains significant cash flows from fees received from mandatory and voluntary pension savings that are expected to maintain the same levels as those from previous years. Likewise, management estimates that the expected growth in Provida’s participants’ portfolio will continue increasing its working capital requirements, a situation in which Provida is well positioned to finance those requirements.

In terms of capital regulatory requirements, the AFPs must maintain a minimum equity expressed in UF, which is directly related to the number of participants that the AFPs have at the date of the financial statements. Provida is in the upper tranche due to maintaining a number exceeding 10,000 participants, which requires Provida to maintain a minimum equity of UF 20,000. As of December 31, 2013 and 2012, its equity expressed in U.F. was 7,020,584 and 11,085,767, respectively. Since its incorporation, Provida has complied with the minimum capital requirement.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.2 Financial instruments classified by nature and category

a)     The detail of financial assets, classified by nature and category as of December 31, 2013 and 2012 are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 4 g.7. and Note 6)	234,929	217,072
Financial assets(*)	-	15,143
BBVA Mutual Fund (Money Market)	373	357
Financial assets AFP Génesis Ecuador (**)	4,078	4,805

(*)   Time deposits with maturities of more than one year, which are designated at fair value.
(**)  Includes mutual funds held at AFP Génesis Ecuador.

b)     The detail of financial liabilities, classified by nature and category as of December 31, 2013 and 2012 are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Amortized cost:
Interest-bearing borrowings	246	299

14.3 Fair value of financial instruments

Management considers that the carrying amounts of financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximates their fair value.

The following table sets forth the carrying amount and fair value of financial assets and financial liabilities as of December 31, 2013 and 2012:

	As of December 31,
	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
	MCh$	MCh$	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 7)	234,929	234,929	217,072	217,072
Financial assets(*)	-	-	15,143	15,143
BBVA Mutual Fund (Money Market)	373	373	357	357
Financial assets AFP Génesis Ecuador	4,078	4,078	4,805	4,805
Financial liabilities at amortized cost:
Interest-bearing borrowings	246	246	299	299

(*) Time deposits with maturities of more than one year, which are designated at fair value.

14.4 Fair value measurement

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

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	234,929	-	-	234,929
Financial assets(*)	373	-	-	373
Financial assets - AFP Genesis	4,078	-	-	4,078

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Mandatory investments	217,072	-	-	217,072
Financial assets(*)	15,500	-	-	15,500
Financial assets - AFP Genesis	4,805	-	-	4,805

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

Based on the above explanation and IFRS 7 paragraph 27A(a) which describes Level 1 classification as relating to “quoted prices (unadjusted) in active markets for identical assets or liabilities” we believe that mandatory investments comply with the definition to be classified as Level 1. As part of the application of IFRS 13 Fair Value Measurements we believe that our classification of mandatory investments has not changed since IFRS 13 defines an active market as a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis and considering the IASB basis of conclusions that although different words are used the definition of an active market is consistent with the definition in IAS 39.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2013 and December 31, 2012 are as follows:

	As of December 31,
	2013	2012
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	79	734
Land	4,652	5,081
Buildings	14,413	15,212
Plant and equipment	461	539
IT Equipment	1,099	1,532
Fixtures and fittings	1,905	2,149
Leasehold improvements	670	694
Other Property, plant and equipment	424	442
Property, Plant and Equipment, Net	23,703	26,383

	As of December 31,
	2013	2012
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	79	734
Land	4,652	5,081
Buildings	19,676	20,431
Plant and equipment	1,192	1,123
IT Equipment	2,301	3,096
Fixtures and fittings	5,896	5,689
Leasehold improvements	1,767	1,576
Other Property, plant and equipment	774	788
Property, Plant and Equipment, Gross	36,337	38,518

	As of December 31,
	2013	2012
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	-	-
Land	-	-
Buildings	(5,263)	(5,219)
Plant and equipment	(731)	(584)
IT Equipment	(1,202)	(1,564)
Fixtures and fittings	(3,991)	(3,540)
Leasehold improvements	(1,097)	(882)
Other Property, plant and equipment	(350)	(346)
Accumulated depreciation and impairment of Property, Plant and Equipment	(12,634)	(12,135)

For all periods presented, there are no items of property, plant and equipment pledged as security for liabilities.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the carrying amount of property, plant and equipment as of December 31, 2013 and December 31, 2012 is as follows:

As of December 31, 2013:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2013	734	5,081	15,212	539	1,532	2,149	694	442	26,383
Movements:
Additions	1,037	-	-	86	345	363	262	28	2,121
Disposals	-	(451)	(866)	-	-	(2)	-	-	(1,319)
Depreciation expense	-	-	(307)	(197)	(680)	(657)	(365)	(34)	(2,240)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(1,692)	22	374	33	(98)	52	79	(12)	(1,242)
Total movements	(655)	(429)	(799)	(78)	(433)	(244)	(24)	(18)	(2,680)
Ending balance as of December 31, 2013	79	4,652	14,413	461	1,099	1,905	670	424	23,703

As of December 31, 2012:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2012	111	5,804	15,789	676	1,672	2,131	1,140	464	27,787
Movements:
Additions	3,611	-	1	66	606	93	99	4	4,479
Disposals	-	(782)	(2,367)	(2)	-	(95)	-	(1)	(3,247)
Depreciation expense	-	-	(311)	(192)	(753)	(601)	(541)	(37)	(2,435)
Impairment loss recognized in profit or loss	-	-	(315)	-	-	-	-	-	(315)
Other increases (decreases)	(2,988)	59	2,415	(9)	7	621	(4)	12	114
Total movements	623	(723)	(577)	(137)	(140)	18	(446)	(22)	(1,404)
Ending balance as of December 31, 2012	734	5,081	15,212	539	1,532	2,149	694	442	26,383

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.	INTANGIBLE ASSETS OTHER THAN GOODWILL

The following tables set forth intangible assets as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
Classes of Intangible assets	MCh$	MCh$
IT Software	-	3,916
Other identifiable intangible assets (*)	25,873	31,033
Intangibles assets, net	25,873	34,949

	As of December 31,
	2013	2012
Classes of Intangible assets	MCh$	MCh$
IT Software	8,582	6,298
Other identifiable intangible assets (*)	51,551	51,551
Intangibles assets, gross	60,133	57,849

	As of December 31,
	2013	2012
Classes of Intangible assets	MCh$	MCh$
IT Software	(8,582)	(2,382)
Other identifiable intangible assets (*)	(25,678)	(20,518)
Accumulated depreciation and impairment of intangible assets	(34,260)	(22,900)

(*) Correspond to Customers List

The reconciliation of carrying amounts of intangible assets as of December 31, 2013 and 2012 is as follows:

As of December 31, 2013:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, Net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2013	3,916	31,033	34,949
Movements:
Additions	2,284	-	2,284
Disposals	-	-	-
Amortization expense	(6,200)	(5,160)	(11,360)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	(3,916)	(5,160)	(9,076)
Ending balance as of December 31, 2013	-	25,873	25,873

(*)Customers Lists

As of December 31, 2012:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, Net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2012	3,642	36,196	39,838
Movements:
Additions	1,352	-	1,352
Disposals	-	-	-
Amortization expense	(1,078)	(5,163)	(6,241)
Impairment loss recognized in profit or loss	-	-	-
Other increases (decreases)	-	-	-
Total movements	274	(5,163)	(4,889)
Ending balance as of December 31, 2012	3,916	31,033	34,949

(*) Customers Lists

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.	GOODWILL

The following tables set forth goodwill by company as of December 31, 2013 and 2012:

Company	Balance as of January 1, 2013	Additions	Impairment	Transfer	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	-	-	-	-	-
AFP Génesis-Ecuador	273	-	-	-	273
AFP Horizonte-Peru	-	-	-	-	-
Total	273	-	-	-	273

Company	Balance as of January 1, 2012	Additions	Impairment	Transfer	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$
AFORE Bancomer-Mexico	8,460	-	-	(8,460)	-
AFP Génesis-Ecuador	273	-	-	-	273
AFP Horizonte-Peru	197	-	-	(197)	-
Total	8,930	-	-	(8,657)	273

For all periods presented there are no indications of an impairment loss.

On November 30, 2012, the Company reclassified the Goodwill of AFORE Bancomer in Mexico and AFP Horizonte in Peru as held for sale (See Note 18).

NOTE 18.	NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth the reclassified investment in associates as non-current assets held for sale in 2012:

	As of December 31,
	2013	2012
	MCh$	MCh$
AFORE Bancomer (Mexico)	-	10,616
Goodwill – AFORE Bancomer	-	8,460
Total AFORE Bancomer (Mexico)	-	19,076
AFP Horizonte (Peru)	-	7,158
Goodwill – AFP Horizonte	-	197
Total AFP Horizonte (Peru)	-	7,355
Total of non-current assets held for sale	-	26,431

No impairment losses were recognized when reclassifying the investments of such associates as held for sale.

The sale of these associates occurred in January 2013. The net gain on sale of AFORE Bancomer was MCh$38,755. The net gain on sale of AFP Horizonte was MCh$26,834.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets as of December 31, 2013 and 2012 are as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Deferred interests for leasing	19	38	22	66
Other	19	10	10	-
Total Other Assets	38	48	32	66

NOTE 20.	INTEREST-BEARING BORROWINGS

Interest-bearing borrowings as of December 31, 2013 and 2012 are as follows:

	As of December,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Leasing obligations	59	246	64	299
Banco de Chile	3	-	1	-
Banco BBH (Brown Brothers Harriman)	-	-	2	-
Total	62	246	67	299

NOTE 21.	TRADE AND OTHER PAYABLES

The balance of this account as of December 31, 2013 and 2012 is presented as follows:

	As of December,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Minimum Dividend (*)	42,616	-	10,232	-
Withholdings from pensioners (1)	3,860	-	3,740	-
Pensions payable (2)	1,845	-	1,967	-
Accounts Payable to the National Health Fund (3)	590	-	548	-
Trade payables	6,415	-	4,064	-
Collection to be cleared (Note 14 d.1)(**)	368	-	301	-
Other accounts payable	2,532	-	2,798	-
Total Trade and Other Accounts Payable	58,226	-	23,650	-

(*)	The balance as of December 31, 2013 and 2012, MCh$669 and MCh$244 are included as of December 31, 2013 corresponding to dividends declared as pending to be collected.
(**)
This balance included banking credits, interest, adjustment and collection costs for collection process without receiving payrolls, which are maintained in this account item until a clearance process is made.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Withholdings from pensioners as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Balance at previous year's end	3,679	3,546
Withholding health contributions from pensioners in the period	47,300	45,371
Withdrawals from National Health Fund in the period	(23,896)	(21,619)
Withdrawals from Health Care Institutions in the period	(5,714)	(5,420)
Withdrawals from compensation fund (CCAF) and others in the period	(17,566)	(18,199)
Subtotal	3,803	3,679
Single tax withholdings from pensioners	57	61
Total	3,860	3,740

(2)	Pensions payables as of December 31, 2013 and 2012 are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Uncollected accrued pensions	1,679	1,380
Other	172	587
Total	1,851	1,967

(3)	Accounts Payable to the National Health Fund:

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

	As of December 31,
	2013	2012
	MCh$	MCh$
a) Independent Contributors:
Balance at previous year's end	548	533
Collection of health contributions in the year	8,580	6,893
Withdrawals from National Health Fund in the year	(8,538)	(6,878)
Balance at end of year	590	548
b) Pensioners:
Balance at previous year's end	3,679	3,546
Collection of health contributions from pensioners in the year	47,300	45,371
Withdrawals from National Health Fund in the year	(23,896)	(21,619)
Withdrawals from Health Care Institutions (Isapres) in the year	(5,714)	(5,420)
Withdrawals from compensation fund (CCAF) and Others in the period	(17,565)	(18,199)
Subtotal contributions of Pensioners (*)	3,804	3,679

(*) Note: These amounts are part of withholdings from pensioners.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22.	PROVISIONS

The detail of provisions as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (1)	4,272	-	4,851	-
Provision for unfavorable casualty rate (2)	3,667	-	1,727	-
Other Provisions (3)	5,471	-	3,836	-
Total Provisions	13,410	-	10,414	-

(1)	For a description of the provision for employee benefits, see Note 5.1.2.
(2)	For a description of the provision for unfavorable casualty rate, see Note 5.1.1.
(3)
Other provisions include mainly provisions for advertising and provision for litigations related to pending labor lawsuits with former employees and other pension matters. See Note 33.d for further information. Additionally, the year 2013 included MCh$479 for replenishing a return difference in online transfers of funds made by participants as instructed by the Superintendency of Pensions.

Movements in provisions as of December 31, 2013 and 2012 are as follows:

	Balance as of January 1, 2013	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,851	4,830	(5,408)	-	-	4,273
Provisions for unfavorable casualty rate (Net of financial income)	1,727	1,940	-	-	-	3,667
Other Provisions	3,836	5,460	(3,826)	-	-	5,470
Total	10,414	12,230	(9,234)	-	-	13,410

	Balance as of January 1, 2012	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,915	2,994	(3,058)	-	-	4,851
Provisions for unfavorable casualty rate (Net of financial income)	5,780	-	-	(4,053)	-	1,727
Other Provisions	3,459	2,027	(1,504)	(146)	-	3,836
Total	14,154	5,021	(4,562)	(4,199)	-	10,414

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23.	OTHER CURRENT AND NON-CURRENT LIABILITIES

Other Liabilities as of December 31, 2013 and 2012, were as follows:

	As of December 31,
	2013		2012
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Legal costs collected	114	-	52	-
Provision for BHC (ex Unión) pension responsibility	-	635	-	638
Guarantees received for rental of own offices	-	111	-	175
Other liabilities	-	-	-	-
Total Other Liabilities	114	746	52	813

NOTE 24.	ISSUED CAPITAL

24.1	Major shareholders

	As of December 31, 2013
Name of 12 major shareholders	Equity Share	Number of shares
Inversiones Previsionales S. A.	51.62%	171,023,573
The Bank of New York Mellon (1)	26.10%	86,489,460
MetLife Chile Acquisition Co S.A.	17.79%	58,949,845
Santander S.A. Corredora de Bolsa	0.32%	1,059,178
Larraín Vial Corredores de Bolsa S.A.	0.26%	875,305
Banchile Corredores de Bolsa S. A.	0.24%	801,732
Inelda del Carmen Gonzalez Muñoz	0.18%	591,563
Ana Gabriela Barrios Castillo	0.11%	377,059
Corpbanca Corredores de Bolsa S.A.	0.07%	216,923
Etchegaray S.A. Corredores de Bolsa	0.06%	215,000
Consorcio Corredores de Bolsa S.A.	0.06%	185,707
Euroamérica Corredores de Bolsa S.A.	0.05%	180,903
Other	3.14%	10,350,375
Total	100.00%	331,316,623

(1)	It includes a 21.97% owned by MetLife Chile Acquisition Co and the remaining 4.13% is owned by other third parties.

24.2	Issued capital

The issued capital as of December 31, 2013, 2012and 2011 is represented by 331,316,623 authorized, subscribed in and no par value common shares equivalent to MCh$104,764 as of December 31, 2013, 2012 and 2011.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.3	Other reserves and accumulated other comprehensive income

The following tables set forth other reserves and accumulated other comprehensive income for the years ended December 31, 2013, 2012 and 2011 as follows:

	Balance as of January 1, 2013	Movements 2013	Balance as of December 31, 2013
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(3,167)	2,728	(439)
AFP Horizonte – Peru(*)	(1,333)	1,333	-
AFP Génesis - Ecuador	(537)	98	(439)
AFORE Bancomer – Mexico(*)	(1,297)	1,297	-
Miscellaneous other reserves (2)	2,625	(1,223)	1,402
IFRS Adjustment AFC Chile and Previred	119	(1,223)	(1,104)
IFRS Adjustment DCV	43	-	43
Price-level restatement issued capital	2,463	-	2,463
Total	(543)	1,505	963

(*) Amounts reclassified from equity to profit or loss upon sale of these foreign investments in associates in 2013.

	Balance as of January 1, 2012	Movements 2012	Balance as of December 31, 2012
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(2,638)	(529)	(3,167)
AFP Horizonte – Peru (*)	(989)	(344)	(1,333)
AFP Génesis - Ecuador	(281)	(256)	(537)
AFORE Bancomer – Mexico(*)	(1,368)	71	(1,297)
Miscellaneous other reserves (2)	2,690	(65)	2,625
IFRS Adjustment AFC Chile and Previred	184	(65)	119
IFRS Adjustment DCV	43	-	43
Price-level restatement issued capital	2,463	-	2,463
Total	51	(594)	(543)

(*)
Amounts recognized in accumulated other comprehensive income and in equity for non-current assets and disposal groups held for sale to be reclassified from equity to profit or loss at the time of disposal of these foreign investment in associates.

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

Miscellaneous other reserves include the following:

a)
On December 31, 2009, issued capital balance includes price-level restatement adjustments that were not reversed when adopted IFRS in 2009. Provida has elected not reverse to such price-level restatement adjustments based on Circular N°456 issued by the Superintendency of Securities and Insurance which indicates that deflation impacts shall not be applied to issued capital accounts as issued capital at  the transition period to IFRS is established in the company´s bylaws which have been modified based on the distribution of the revalued equity, held at the annual shareholder´s meeting that approves such amount according to Article 10, section 2 of Chilean Corporations Law 18,046.

b)	Share of miscellaneous other reserves of associates accounted for using equity method.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.4	Dividends

According to Provida’s by-laws, unless unanimously agreed otherwise by the shareholders of all issued shares, Provida must distribute a cash dividend for an amount equivalent to at least 30% of net profits for the year (Article 79 of Chilean Corporations Law).

At the Extraordinary Shareholders’ Meeting held on August 27, 2013 it was agreed to distribute a cash dividend against retained earnings from prior years of Ch$82.921 per share equivalent to MCh$27,473, which was paid on September 4, 2013.

At the Extraordinary Shareholders’ Meeting held on May 30, 2013, it was agreed to distribute a cash dividend against retained earnings from prior years of Ch$248.51 per share equivalent to MCh$82,335, which was paid on May 30, 2013. On May 30, 2013, a final dividend against profits for the year 2012 of Ch$214.00 per share equivalent to MCh$70,902 was agreed to at the General Shareholders’ Meeting held on April 30, 2013.

At the Board of Directors’ meeting held on September 26, 2012, it was agreed to distribute an interim dividend against profits for year 2012 of Ch$100.00 per share equivalent to MCh$33,132 which was paid on October 30, 2012.

On May 31, 2012, a final dividend against profits for year 2011 was paid in the amount of Ch$238.00 per share equivalent to MCh$78,855.

On October 28, 2011, an interim dividend against profits for the year 2011 was paid in the amount of Ch$61.87 per share equivalent to MCh$20,499.

On May 27, 2011, a final total dividend was paid in the amount of Ch$207.40 per share, charged to profits of the year 2010, equivalent to MCh$68,715.

Minimum dividends

The Board of Directors has agreed to pay dividends equivalent to at least 30% of profits for the year which is dependent on the fulfillment of the forecasted results of operations, cash flow requirements to finance mandatory investments and recurrent development of the company and the amount of profits for the year.

Minimum dividends are accrued at the end of each reporting period and are presented as a deduction of retained earnings. When the amount of interim dividends paid against profits for the year is less than the minimum dividend provision required, the difference will be accrued as a dividend payable.

As of December 31, 2013, the minimum dividend provision for the year was MCh$42,026.

As of December 31, 2012, the minimum dividend accrued for the year was MCh$10,189 corresponding to the difference accrued between the interim dividend of MCh$22,943 that was paid in year 2012 and the minimum dividend provision of MCh$33,132 required for the year 2012.

As of December 31, 2011, the minimum dividends accrued for the year was MCh$7,800 corresponding to the shortfall accrued between the interim dividend of MCh$20,499 that was paid in year 2011 and the minimum dividend provision of MCh$28,279 required for the year 2011.

Retained earnings as of December 31, 2013, 2012 and 2011 were MCh$136,280, MCh$210,453 and MCh$199,965, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25.	SERVICE CONTRACTS

Provida has entered into service contracts with different companies to complement management, operation and sale operations in its line of business. The relevant aspects of these contracts are indicated below:

	For the years ended December 31, 2013
	2013	2012	2011
	MCh$	MCh$	MCh$
a. Collection services contracts
Costs charged to the “Administrative expenses” account
in the Statements of Income

a.1) Banco del Estado de Chile
Line of business: Banking activities
Cost of Service (VAT included)
from 1 to 2,000 forms UF 0.054
from 2,001 to 4,000 forms UF 0.048
from 4,001 to 7,000 forms UF 0.042
from 7,001 forms and more UF 0,036
Total expense recognized in profit or loss	78	99	113

a.2) Banco Santander
Line of business: Banking activities
Cost of service (VAT included): UF 0.037 per form
Total expense recognized in profit or loss	19	31	43

a.3) Banco de Chile
Line of business: Banking activities
Cost of service (VAT included) (*): UF 0.031 per form
Total expense recognized in profit or loss	-	-	1
(*) The bank only provides this collection service in its Puerto Williams Branch Office

a.4) BBVA Chile
Line of business: Banking activities
Cost of service (VAT included): UF 0.024 per form
Total expense recognized in profit or loss	-	-	1

a.5) Caja de Compensación Los Andes
Line of business: Compensation Administrator
Cost of service: Ch$ 144.77 per form and Ch$ 26.53 per line, adjusted every 6 months
Total expense recognized in profit or loss	493	527	541

a.6) Caja de Compensación La Araucana
Line of business: Compensation Administrator
Cost of service: Ch$ 144.13 per form and Ch$ 25.90 per line, adjusted every 6 months
Total expense recognized in profit or loss	38	31	32

a.7) Servicios de Administración Previsional
Line of business: Collection services of pension contributions through internet
Cost of service (VAT included):

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Full Internet
from 1 to 9,999 Ch$ 221.71 per form
from 10,000 to 24,999 Ch$ 182.58 per form
from 25,000 to 49,999 Ch$ 156.51 per form
and per line of detail Ch$ 39.87
Mixed
from 1 to 9,999 Ch$ 186.57 per form
from 10,000 to 24,999 Ch$ 153.64 per form
from 25,000 to 49,999 Ch$ 131.70 per form
and per line of detail Ch$ 36.90
from 1-1 lines Ch$ 482.26
from 2-5 lines Ch$ 385.80
from 6-9 lines Ch$ 337.57
10 lines and more Ch$ 0
Declaration of Forms (DNP)
Full Ch$ 39.87
Mixed Ch$ 115.23
Total expense recognized in profit or loss	1,657	1,619	1,633

a.8) Caja de Compensación 18 de Septiembre
Line of business: Compensation Fund
Cost of service: Ch$ 124.58 per form and Ch$ 22.39 per line, adjusted every 6 months
Total expense recognized in profit or loss	1	2	2

a.9) Transbank
Line of business: Financial activities
Cost of service: Ch$ 0,0072 over the total value paid by using credit cards
Total expense recognized in profit or loss	-	-	-

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
b. Custody of securities
Safe custody of securities and financial instruments of Provida Pension Funds and Mandatory Investments

b.1) Brown Brothers Harriman & Co.
Line of business: Banking
Type of service provided: Custody
Total expense recognized in profit or loss	349	516	589

b.2) Depósito Central de Valores S.A.
Type of service provided: Custody
Line of business: Safe custody of securities
Total expense recognized in profit or loss	814	729	681

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c) Expenses for stock market transactions

The following expenses were incurred for stock market transactions for the years ended December 31, 2013, 2012 and 2011, which are included in the line item “Administration Expenses”.

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Variable Commission (transactions)	308	416	397
Fixed Costs (Use of Terminals)	99	98	102
Total expenses	407	514	499

d) Administration services and equipment maintenance

Provida has signed administration and maintenance equipment services contracts. The main services contracts are as follows:

d.1) Telefónica CTC Chile S.A. y Telefónica Empresas:

Telecommunications services have been contracted with these companies for long distance service, allowing signals transportation and the corresponding lines and equipments to provide such services. The total expenses included in "data processing expenses" and "administrative expenses" were MCh$91, MCh$102 and MCh$124 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.2) Tata Consultancy Services BPO Chile S.A.

This company provides the following services:

Microfilm services and administration of archive and reception departments

This contract includes microfilming services of documents and the administration to the reception office and the archive unit. The total expenses included in "administrative expenses" were MCh$421, MCh$764 and MCh$405 for the years ended December 31, 2013, 2012 and 2011, respectively.

Design and management of centralized database

This contract includes contribution database management and security services of participants that have transferred to AFPs since 1981. Provida accesses and manages this database through a centralized query. The agreement was signed on March 1, 2000. The total expenses included in “administrative expenses” were MCh$0, MCh$0 and MCh$42 for the years ended December 31, 2013, 2012 and 2011, respectively.

Agreement for supplying digital documents

This agreement includes the implementation of an information capture process for participant contribution forms and other documents related to Provida’s operations, using digital imaging technology in general forms. The total expenses included in “administrative expenses” were MCh$103, MCh$9 and MCh$20 for the years ended December 31, 2013, 2012 and 2011, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.3) Agreement of rental and maintenance of equipments

Coasin Chile Ltda.

This agreement includes contracts of equipment maintenance. The total expenses included in “administrative expenses” were MCh$275, MCh$50 and MCh$122 for the years ended December 31, 2013, 2012 and 2011, respectively.

Nielsoft Informática Ltda.

This agreement includes contracts of system maintenance. The total expenses included in “administrative expenses” were MCh$288, MCh$635 and MCh$523 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.4) Jordata Ltda.

This agreement considers the information capture process for participant contribution forms and other documents related to Provida’s operations. The total expenses included in “administrative expenses” were MCh$0, MCh$0 and MCh$5 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.5) Pensions and savings payments

Contract entered into with BBVA Chile S.A

This agreement includes providing services of pension payments and saving withdrawals through a contract entered into with BBVA Chile S.A. on February 1, 2003. The price for the services is UF 0.044 (VAT included) for transactions between 0 and 25,000 for savings payments, and UF 0.031 (VAT included) for transactions exceeding 25,000 for pension payments. The total expenses included in "administrative expenses" were MCh$215, MCh$223 and MCh$170 for the years December 31, 2013, 2012 and 2011, respectively.

Contract entered into with Servipag

This contract began on April 24, 2009 and is related to services of pension payments made through Servipag. The total expenses included in "administrative expenses" were MCh$546, MCh$710 and MCh$998 for the years ended December 31, 2013, 2012 and 2011, respectively.

Contract entered into with Banco Estado

This contract began on March 31, 2010 and is related to services of pension payments made through Banco Estado. The total expenses included in "administrative expenses" were MCh$304, MCh$223 and MCh$236 for the years ended December 31, 2013, 2012 and 2011, respectively.

Contract entered into with Caja de Compensación Los Andes

This contract began on August 8, 2011 and is related to services of pension payments made through Caja de Compensación Los Andes. The total expenses included in "administrative expenses" were MCh$57, MCh$55 and MCh$8 for the years ended December 31, 2013, 2012 and 2011, respectively.

Contract entered into with Caja de Compensación Los Héroes

This contract began on September 27, 2011 and is related to services of pension payments made through Caja de Compensación Los Héroes. as the total expenses included in "administrative expenses" were MCh$362, MCh$178 and MCh$0 for the years ended December 31, 2013, 2012 and 2011, respectively.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.6) Quarterly individual capitalization account statement

Mailing service payment

This contract includes mailing services with AMF and Correos de Chile for delivering the quarterly individual capitalization account balance to the participants and has been effective since September 2005 and March 2003, respectively. The total expenses included in "administrative expenses" were MCh$1,266, MCh$1,031 and MCh$952 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.7) Other minor services

Other contracts with EFCO Servicios Generales S.A., Central de Restaurantes Aramark (for cleaning offices services), Comunicaciones Capitulo (telephone line), Imac (air conditioning) and Thyssenkrupp (elevators), resulted in costs recognized as “administrative expenses” amounting to MCh$439, MCh$274 and MCh$308 as of December 31, 2013, 2012 and 2011, respectively.

NOTE 26.	DISAGGREGATION OF REVENUES AND EXPENSES BY FUND TYPE

The following is a breakdown of operating revenues and expenses by fund type for the years ended December 31, 2013, 2012 and 2011:

	For the year ended December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,478	46,323	56,454	14,397	9,616	159,268
Fees for programmed withdrawals and temporary income	9	12	412	2,134	385	2,952
Gain on mandatory investments	2,564	2,152	6,181	2,892	1,202	14,991

	For the year ended December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	387	569	746	272	121	2,095
Wages and salaries to sales personnel	2,884	4,113	5,048	1,468	888	14,401
Fees paid for custody of securities
• Domestic	103	118	408	128	56	813
• Foreign	46	53	171	56	24	350
Fees paid to proxies of investments abroad	37	36	54	15	3	145
Expenses for transactions in stock exchange	40	45	264	48	21	418
	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,551	45,023	53,006	13,585	6,478	150,643
Fees for programmed withdrawals and temporary income	8	12	424	2,020	308	2,772
Gain on mandatory investments	2,588	2,617	6,405	2,231	674	14,515

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(715)	(1,013)	(1,302)	(533)	(155)	(3,718)
Wages and salaries to sales personnel	2,087	2,887	3,889	1,000	435	10,298
Fees paid for custody of securities
• Domestic	110	125	325	124	45	729
• Foreign	69	78	265	77	28	517
Fees paid to proxies of investments abroad	10	12	132	12	4	170
Expenses for transactions in stock exchange	60	68	295	67	24	514

	For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	33,586	42,337	47,673	10,705	3,363	137,664
Fees for programmed withdrawals and temporary income	10	17	535	1,883	250	2,695
Gain on mandatory investments	(3,106)	(1,700)	(378)	1,187	528	(3,469)

	For the year ended December 31, 2011
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(494)	(671)	(840)	(265)	(55)	(2,325)
Wages and salaries to sales personnel	2,204	2,778	3,162	826	237	9,207
Fees paid for custody of securities
• Domestic	163	205	234	61	18	681
• Foreign	141	178	202	53	15	589
Fees paid to proxies of investments abroad	-	-	-	-	-	-
Expenses for transactions in stock exchange	56	58	326	48	11	499

NOTE 27.	MISCELLANEOUS OTHER OPERATING EXPENSES

Miscellaneous other operating expenses for the years ended December 31, 2013, 2012 and 2011 are as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Administrative expenses	25,376	22,935	22,140
Data processing expenses	4,007	3,902	3,794
Other operating expenses (1)	2,897	3,213	2,947
Marketing expenses	3,466	1,884	1,784
Total	35,746	31,934	30,665

(1)	Expenses incurred for the evaluation and qualification of disability status of participants.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28.	FINANCE COSTS

The detail of finance costs for the years ended December 31, 2013, 2012 and 2011 is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Interests expense for leasing contracts	22	25	28
Interests expenses for use of bank overdraft line	-	5	-
Other	-	-	93
Total	22	30	121

NOTE 29.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses for the years ended December 31, 2013, 2012 and 2011, is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Fines from State institutions	125	126	61
Litigation	206	14	23
Other	392	199	292
Total	723	339	376

NOTE 30.	OTHER NON-OPERATING INCOME

Other non-operating income for the years ended December 31, 2013, 2012 and 2011, is detailed as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Gains on sale of investments in associates (AFORE Bancomer and AFP Horizonte) (See Note 18)	65,589	-	-
Rentals	1,620	1,741	1,843
Gains on sales of assets	997	1,761	560
Other	388	1,399	647
Total	68,594	4,901	3,050

NOTE 31.	CONTINGENCIES AND RESTRICTIONS

a)	Guarantees given:

AFP Provida, as authorized at the extraordinary shareholders’ meeting held on January 7, 2002, had guaranteed a debt of UF 400,000 (MCh$9,324) to its equity method investee Administradora de Fondos de Cesantía de Chile S.A. (AFC Chile). The debt was incurred so that AFC Chile could comply with certain requirements of the Unemployment Insurance Administration which may include, but are not limited to, standby letters of credit. The guarantee given by AFP Provida stated that it became warrantor and joint co-signer exclusively for 37.8% of the aforementioned amount intended to cover any eventual payments of bank guarantee letters signed by Administradora de Fondos de Cesantía de Chile S.A., in addition to the respective promissory notes.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 4, 2010, the Administradora de Fondos de Cesantía reimbursed Provida with bank guarantee letters for UF 160,000 (MCh$3,730), thus the remaining amount of UF 240,000 (MCh$5,594) was guaranteed by AFP Provida. Through Official Letter No. 0227 dated August 22, 2012, Sociedad Administradora de Fondos de Cesantía de Chile S.A. was requested to replace the bank guarantee letters expiring on April 25, 2013 by other guarantee letters for the same value equivalent to UF 240,000 (MCh$5,594) and effective until January 31, 2014.

On March 26, 2013, AFC Chile settled its obligations to the issuer of the guarantee letters for a total of UF 240,000 (MCh$5,594) releasing Provida as warrantor and joint co-signer.

The contract with AFC Chile ended on October 7, 2013, which initiated the  process of liquidation of AFC Chile. At the Extraordinary Shareholders meeting of AFC Chile held on November 7, 2013, a liquidation commission of four members was designated to complete such process which will be finalized in a period that shall not exceed three years. The entire liquidation process will be overseen and the final authorization to liquidate AFC Chile will be granted by the Superintendency of Pensions.

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

Provida’s contingency is approximately UF 914,019 (MCh$21,305). The basic assumptions of this calculation made on pensions generated before January 1, 1988 are based on a life expectancy of 28 years for pension beneficiaries, an annual discount rate of 5% and the application of the previously mentioned State Guarantee. Pension fund participants’ claims against insurance companies would be subject to the privilege established in Article 2,472, No 4 of the Civil Code.

c)	Insurance Contract

AFP Provida maintains an insurance contract with BBVA Seguros de Vida S.A. effective January 1, 2005 to December 31, 2009 with payment rates described in Note 12. b), establishing an adjustment in the insurance rate in accordance with variations of casualties and monthly pre-payments of financial revenues.

On June 30, 2013, AFP Provida received UF 32,288.96 (MCh$753) from the insurance company BBVA Seguros de Vida corresponding to the January 2005-June 2009 period.

On June 30, 2012, AFP Provida received UF 115,574.35 (MCh$2,694) from the insurance company BBVA Seguros de Vida corresponding to the January 2005-June 2009 period.

d)   Litigation or other actions in which the company is involved:

As of December 31, 2013, there are labor litigations against Provida filed by former employees in various courts throughout the country. In the opinion of the in-house Legal Counsel, the outcome of these litigations should not have a significant unfavorable effect on Provida’s results.

Additionally, there are pending lawsuits related to pension matters in certain courts whose outcome in the opinion of the in-house Legal Counsel should not have a significant effect on Provida’s results.

Nevertheless, it is probable that an outflow or resources embodying economic benefits will be required to settle the lawsuits and a sufficiently reliable estimate of the obligation was made and recognized for MCh$284 as of December 31, 2013.

NOTE 32.	SEGMENTS

The Company has only one segment.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33.	SANCTIONS

a)  From the Superintendency of Pensions:

According to Resolution N°92 of October 17, 2013, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for irregularities in the information submitted to the Social Pension Institute (IPS) that entitle and grant young workers with pension subsidies.

According to Resolution N°79 of October 8, 2013, the Superintendency of Pensions applied a fine of UF 800 (MCh$19) for irregularities in accrediting certain participants’ contributions electronically paid.

According to Resolution N°47 of July 17, 2013, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for acquiring shares of an investment fund directly from the issuer which did not qualify as fund participant.

According to Resolution N°46 of July 12, 2013, the Superintendency of Pensions sent an admonition for noncompliance with current regulation on overdrafts in bank checking accounts as established in Circular Note N°5,875.

According to Resolution N°44 of July 3, 2013, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for noncompliance with current regulation on currency matters.

According to Resolution N°21 of March 21, 2013, the Superintendency of Pensions applied a fine of UF 1,000 (MCh$23) for noncompliance with certain sections within its Compendium Standards related to granting early retirement pension benefits.

According to Resolution N°14 of January 29, 2013, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for noncompliance with current regulation on shareholders’ meetings attendance.

According to Resolution N°100 of December 27, 2012, the Superintendency of Pensions sent an admonition for noncompliance with current regulation on information of fee payments from pension funds for investments made in investment vehicles.

According to Resolution N°94 of December 19, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for noncompliance with current regulation on currency matters.

According to Resolution N°69 of October 9, 2012, the Superintendency of Pensions sent an admonition for breaking the ruling regulation established in Articles 4 bis, 12, 69 first and second clauses  in relation to Articles 17, second clause, 54, and 59 within  Decree Law 3,500 of 1980, when determining charges and payments of  the life and disability insurance premium.

According to Resolution N°53 of August 21, 2012, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for irregularities in the treatment of transferring funds from IPS (Social Pension Institute) for payments of APS (Solidarity Pension Contributions).

According to Resolution N°40 of June 6, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for breaking the ruling regulation by purchasing a bond first issued from JP Morgan Chase Bank of ISIN XS624807698 on June 21, 2011, an instrument that at that date was not eligible for pension funds.

According to Resolution N°34 of June 6, 2012, the Superintendency of Pensions sent an admonition to inform to the Social Pension Institute a factor actuarially wrong regarding its participants, which provoked an alteration in the solidarity pension contribution paid to them.

According to Resolution N°17 of February 9, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for irregularities in the electronic transmission of certificates to SCOMP.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

According to Resolution N°15 of February 7, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for omitting a forward contract for Fund Type C, and recording a forward contract as the sale of Mexican Pesos against Chilean Pesos, but the contract was a purchase of foreign currency related to national currency.

According to Resolution N°7 of January 30, 2012, the Superintendency of Pensions sent an admonition for failure to attend shareholder’s meetings of Fintesa Securitizadora S.A. held on February 10 and March 11, 2011, not being exempt, as per regulations of Book VI, title IX, Letter A, Chapter I, article IV of the Compendium of Rules issued by the Pension Superintendency.

b)   From other administrative authorities:

As of December 31, 2013, 2012 and 2011, AFP Provida has received sanctions from other administrative authorities for MCh$52, MCh$0, MCh$0, respectively.

NOTE 34.	EVENTS AFTER THE REPORTING PERIOD

At the date of issue of these financial statements, there have been no events that could materially affect these financial statements.