Form 20-F
period 2014-12-31
PROVIDA PENSION FUND ADMINISTRATOR
filed 2015-04-30
CIK 931588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 – F
Mark One
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .

For the transition period from ____________________ to ____________________

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

In this annual report, references to “US$”, “US dollars” and “dollars” are to United States dollars, references to ThUS$ are thousands of US dollars and MUS$ are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos, references to “Ch$ million” or “MCh$” are to millions of Chilean pesos; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index. As of December 31, 2014, one UF was equivalent to Ch$24,627.10. Percentages and certain dollar and peso amounts contained herein have been rounded for ease of presentation. Unless otherwise indicated, the exchange rate used to translate peso amounts into dollars appearing throughout this annual report is the Dolar Observado (the “Observed Exchange Rate”) reported by the Banco Central de Chile (the “Central Bank”) on December 31, 2014, which was Ch$606.75 = US$1.00. These translations should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

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

The terms “AFP Provida”, “Provida”, “ProVida” and the “Company”, unless the context indicates otherwise, refer to Administradora de Fondos de Pensiones Provida S.A. References to “AFP” or “AFPs” refer to private pension fund administrators in general.

The term “Authority” means the Superintendencia de Pensiones (“Superintendency of Pensions”), the principal regulator of Chile’s pension system.

The terms “Banco Bilbao Vizcaya Argentaria”, “BBVA Group” and “BBVA, Spain” mean the parent of AFP Provida until September 30, 2013 which performed this function through Inversiones Previsionales S.A. (formerly done through BBVA Inversiones Chile SA).

The terms “MetLife” and “MetLife Chile Acquisition Co. S.A.” mean the ultimate parent of AFP Provida since October 1, 2013..

The term “Deloitte” means Deloite Auditores y Consultores Limitada, the external auditing firm of Provida.

In October 2014, MetLife Chile Acquisition Co. S.A merged with Inversiones Previsionales S.A, which held 171,023,573 shares of AFP Provida. As a consequence, MetLife Chile Acquisition Co. S.A. currently holds 93.24% of the total outstanding shares of Provida which it maintained as of December 31, 2014.

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

Recent developments

A.	Selected financial data

The following table presents selected financial and operating information for Provida as of the dates and for each of the fiscal years indicated. The 2014, 2013, 2012, 2011, and 2010 financial information is derived from our Consolidated Financial Statements as of December 31, 2014, 2013, 2012, 2011, and 2010, respectively.

Our Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The financial data as of and for each of the years ended December 31, 2014, 2013, 2012, 2011, and 2010 in the table below are presented in nominal pesos.

In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, shares and  ADS (American Depositary Share) data. For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2014, are translated at the Observed Exchange Rate for December 31, 2014 of Ch$606.75 per US$1.00. These translations should not be construed as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate.

	As of and for fiscal years ended December 31,
	2014	2013	2012	2011	2010
	MCh$	MCh$	MCh$	MCh$	MCh$
Consolidated Income Statement Data
IFRS:
Revenues from operations(1)	219,139	186,753	178,233	149,779	169,342
Expenses from operations(2)	(96,860)	(95,236)	(69,364)	(67,151)	(71,897)
Net operating income	122,279	91,517	108,869	82,628	97,445
Other income (expenses) net(3)	5,235	78,136	20,671	13,939	11,619
Income tax expense	(33,363)	(29,567)	(25,506)	(17,712)	(17,440)
Profit (loss)	94,150	140,086	104,034	78,855	91,624
Profit per share and per ADS (4)
Profit from operations per share	369	276	329	249	294
Basic and diluted earnings per share	284	423	314	238	277
Dividends per share and per ADS (5)	127	545	276	209	187
Dividends per share and per ADS (in US$) (6)	0.21	1.04	0.58	0.40	0.40
Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317	331,317
Consolidated Statement of Financial Position
IFRS:
Current assets	94,196	62,976	100,447	70,253	61,967
Mandatory investment	276,281	234,929	217,072	201,418	204,526
Property, plant and equipment	24,645	23,703	26,383	27,787	28,660
Total assets	328,757	355,996	387,230	373,538	370,312
Equity	305,185	242,007	314,674	304,780	293,994

(1)	Revenues from operations include revenues from fee income, gains (losses) on mandatory investments and other revenues.
(2)	Expenses from operations include life and disability insurance premium expense, employee expenses, depreciation and amortization, impairment losses and miscellaneous other operating expenses.
(3)
Other income (expenses) include finance costs, financial income, share of profit (loss) of associates accounted for using equity method, exchange differences and other non-operating income and expenses.

(4)	Profit per share and per ADS data has been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.
(5)	Calculated on the basis of one share per ADS. Dividends per share and per ADS in Chilean pesos represent actual dividends paid through December 31, 2014.
(6)	Dividends per share and per ADS in US dollars have been calculated by translating the Chilean pesos paid into US dollars using the Observed Exchange Rate as of the date of each respective payment.

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

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Year	Average	High	Low
2010	510.38	549.17	468.37
2011	483.57	533.74	455.91
2012	486.59	519.69	469.65
2013	495.23	533.95	466.50
2014	570.37	621.41	524.61

Source: Central Bank.

Nominal Rate of Exchange (Chilean pesos per US$1.00)
Months	Monthly Average	High	Low
October 2014	589.98	599.22	576.65
November 2014	592.46	600.37	576.50
December 2014	612.92	621.41	605.46
January 2015	620.91	629.09	606.75
February 2015	623.62	632.19	616.86
March 2015	628.50	642.18	617.38

Source: Central Bank.

According to the latest information published by the Central Bank at the date of issue of this report, the exchange rate on April 24, 2015 was Ch$618.12 per US$1.00.

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

The economic situation in Chile significantly affects Provida’s results

The main source of Provida’s revenues from operations comes from the monthly fees charged to its contributors for mandatory contributions made in their individual capitalization accounts, which are compulsory for every salaried worker as long as there is a labor contract in force. These represented 77.2% of the total revenues from operations for the year ended December 31, 2014. As a result, the economic situation in Chile related to economic activity indicators and employment conditions significantly affects the Company’s results.

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

It is important to note that natural disasters occurring in Chile, (i.e. an earthquake, such as the one that occurred on February 27, 2010 or floods, such as those that struck the northern regions of the country in March, 2015) could be another factor affecting the country's economy and thus Provida's results should they affect the unemployment level in the country, affect contributions received and therefore commissions, provoke tax rate increases or cause significant damage to Provida’s assets.

Pension funds under administration invest globally, and as a result are affected by the economies of neighboring countries as well as by worldwide economic development.

In recent years, pension fund returns have been subject to volatility in international and local financial markets, where foreign investments represented 45.37% of Provida’s total assets under management for the year ended December 31, 2014.

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

Such increases permit pension funds to have new investment opportunities, which could improve the diversity of their investment portfolios, but at the same time increase the exposure to international market risks.

The worldwide economy could affect Provida’s returns on mandatory investments and therefore its net profit.

Provida has limitations on significantly increasing its market position

As of December 31, 2014, according to official statistics released by the Superintendency of Pensions, Provida has maintained a leading position in the private pension system since its incorporation, which has led to a market share of 34% in terms of number of participants and 28% in terms of assets under management. Given its position in this market and its relative size, it is highly probable that competitors will take steps toward attracting participants from Provida and persuading them to transfer their funds and make contributions to other AFPs, limiting Provida from significantly increasing its market share. A decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

Provida is limited in its ability to improve the performance of its assets under management

Provida’s assets under management totaling MCh$27,978,986 (US$53.3 billion) as of December 31, 2014 are very large with respect to the size of the local capital market measured by its total capitalization. This reduces Provida’s flexibility to significantly modify its portfolio structures, and consequently to improve the return offered to its participants. Additionally, in situations of instability or uncertainty in the markets, Provida’s reactive capacity is likely to be limited. In this context, Provida cannot ensure that it will be able to maintain a sufficient rate of return on its pension funds to decrease the number of participant transfers. Any decrease in Provida’s participant portfolio could have a negative impact on its revenues from operations.

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

In addition, the Pension Law requires each AFP to maintain a minimum reserve fund known as “mandatory investment” equal to 1% of the value of each pension fund under management in order to provide a minimum return on investments for each of its pension funds. This minimum return is based on a weighted average of the return by all pension funds in the AFP system in a 36-month period. This requirement has been designated in accordance with different portfolio compositions, giving those with a higher component of variable income and therefore higher volatility (funds Type A and B), a larger margin to achieve the requirement. If a fund’s return for a certain month is lower than the minimum return, the AFP must cover the difference within a 5-day period. To do so, the AFP is permitted to apply funds from the mandatory investments, and in that event, such amount must be refunded within 15 days. In accordance with the Pension Law, if an AFP fails to comply with either the minimum return requirement or the minimum reserve fund requirement, it may eventually be required to be dissolved. See “Item 4. Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in the pension funds”.

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

In addition, Provida is subject to changes in tax laws. Reflecting the above, in September 2012 Chile implemented a new tax law maintaining the applicable tax rate at 20% instead of lowering the rate to 18.5% for 2012 and 17% from 2013 thereon, as established in a previous change in tax law made in 2010. Further increases in applicable taxes, or other negative tax treatment, could have a negative effect on Provida’s financial results. During 2014, the tax reform increased the rate up to 21%.

Coverage of life and insurance risk was modified by Pension Reform

The Pension Reform eliminated the responsibility of the Pension Fund Industry regarding the coverage of casualties  since July 1, 2009 (as several Insurance Companies were awarded with those benefits).

Since then, Provida’s life and insurance risk is limited to life benefits and the casualties spending payment due to temporary disability, both under coverage as of June 30, 2009.

The last insurance contract hired by Provida was terminated and settled on March 31, 2014. After the process of review and analysis of financial and actuarial aspects of the contract, as part of the settlement. Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

As of December 2014, the Company has recorded its obligations for this concept in accordance with the casualty model that considers the future evolution of relevant variables under prudent scenarios. As a result of this model, Provida has recorded in its provisions all the disabilities claims timely requested (until June, 2009) and the potential life beneficiaries of deceased participants through June 2009.

As mentioned above in “Item 3. Key Information - Recent regulatory changes” the Company no longer carries the risk of the participants for temporary disability and life benefits.

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

Provida is one of the oldest private pension fund administrators operating in Chile, maintaining a leading position in the Chilean private pension industry since its incorporation. As of December 31, 2014, according to official statistics released by the Superintendency of Pensions, Provida was the largest of the six AFPs operating in Chile in terms of the number of participants, contributors, assets under management, participants’ salary base and number of branch offices. The Chilean private pension system was created in May 1981, when Decree Law 3,500 of November 13, 1980 (the “Pension Law”) was implemented to replace the prior social security system. Subsequently, on March 11, 2008 the Pension Reform Law was promulgated in order to improve the pension system, reinforcing the system’s focus on solidarity, extending its coverage, increasing competitiveness in the industry and boosting gender equality.

At the end of the 1990s and in order to reinforce its competitive position, Provida, like other major AFPs, engaged in a merger process with smaller and less efficient AFPs, in an attempt to increase market share and achieve greater economies of scale. Provida purchased and merged with AFP Unión S.A and AFP Protección S.A. in 1998 and 1999, respectively. Provida has sustained an increase in its market share through these acquisitions with growth in its market shares from 29% before the mergers to 34% in 2014 in terms of participants and from 20% before the mergers to 28% in 2014 in terms of total assets under management.

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

In May 2004, Provida sold its 30.00% equity interest in AFP Porvenir in the Dominican Republic to the local investor Progreso Group, retaining a 70.00% equity interest to carry out the merger process between AFP Provida and BBVA Crecer, in which the BBVA Group held a 70.00% equity interest. Following the merger, Provida and the BBVA Group each held a 35.00% equity interest in AFP Porvenir and the remaining 30.00% was held by the Dominican financial investor Progreso Group. Also in October 2004, Provida Internacional sold its equity interest in AFP Crecer in El Salvador to Fondo Universal S.A. de C.V, due to moderate growth perspectives for that mature market.

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

Subsequently, in January 2013, Provida Internacional approved the sale of its entire 15.87% stake in BBVA’s Peruvian affiliate Administradora de Fondos de Pensiones Horizonte S.A. (“AFP Horizonte”), to a company in the BBVA Group to be designated by BBVA S.A. This transaction was carried out through the Lima Stock Exchange via a trade on February 27, 2013 with BBVA S.A.’s affiliate Corporación General Financiera S.A. The sale of Provida Internacional’s interest in AFP Horizonte was approved by Provida Internacional’s Board of Directors and the Extraordinary Shareholders’ meeting on January 23, 2013, because it was considered to be in the corporate interests of AFP Provida and Provida Internacional, both economically and in consideration of the purpose and core business for which Provida Internacional was incorporated. Provida Internacional’s Board of Directors and the Extraordinary Shareholders’ meeting concluded that its investment in AFP Horizonte had over time become a passive investment. As this was a related-party transaction for Provida Internacional at that moment, and Provida Internacional is a subsidiary of a publicly held corporation, the rules established by the Companies Law with respect to the conduct of related-party transactions were followed. In particular, an independent third-party valuation was obtained, and the transaction was reviewed by AFP Provida’s management and Board of Directors and was approved by the Extraordinary Shareholders’ meeting of Provida Internacional.

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

In 2002, a consortium composed of AFPs Provida, Habitat, Cuprum, Capital and Planvital was awarded the administration of Unemployment Insurance through a new company called Administradora de Fondos de Cesantía de Chile S.A. (“AFC”), in which Provida held a 49.20% equity interest until 2013, when AFC acquired shares from AFP Habitat and distributed them among all the rest of AFPs, thus they increased their equity interests over the shares with economic rights.

In April 2012, the second bidding process regarding the administration of unemployment insurance was carried out, and the administration was awarded to the Grupo Nueva Providencia II, a group composed of AFP Cuprum, AFP Capital, AFP Planvital and BBVA Rentas e Inversiones Limitada. The new company, called Administradora de Fondos de Cesantía de Chile II, in which Provida does not hold any equity interest, began to operate on October 7, 2013. Meanwhile the company Administradora de Fondos de Cesantía de Chile (AFC I), in which Provida holds equity interest, ended its operations from that date and is currently in the process of liquidation, which shall not exceed more than three years, and which will be completed upon final approval of the Superintendency of Pensions.

Change of Controlling Parent

On July 19, 2013, the Superintendency of Pensions authorized the entity MetLife Chile Acquisition Co. S.A. and Inversiones MetLife Holdco Tres Limitada to jointly acquire (directly and indirectly by the first entity, and indirectly by the second entity) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A.

MetLife Chile Acquisition Co. S.A. (the “Bidder”) declared that its tender offer in Chile for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, issued by the Company (“Share” or “Shares”) in the terms specified in the initial notice published in the newspapers El Mercurio and La Tercera on August 28, 2013 (“Offer in Chile”), was successful. The Bidder received acceptances of the Offer in Chile for a total of 58,949,845 shares, representing 17.79% of the total shares of Provida. Such shares were acquired at US$6.1476 per share.

Additionally, the Bidder conducted a tender offer in the United States for 100% of the shares held by U.S. holders, and up to 100% of the shares represented by American Depositary Shares (“ADSs”) held by all holders of ADSs, wherever located (“Offer in the U.S.”). The Company was informed that the Bidder received acceptances for 4,631,368 ADSs, representing 69,470,520 shares, and additionally, it received acceptances for 220,508 ADSs representing 3,307,620 shares under the mechanism of “guaranteed delivery” as defined in the United States Securities Exchange Act (the “Exchange Act”), which have been accepted for payment subject to fulfillment of the requirements of such mechanism. Such ADSs were acquired at US$92.2140 per ADS.

Finally, as agreed in the “Transaction Agreement”, signed on February 1, 2013, among Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”), BBVA Inversiones Chile S.A. (together with BBVA, the “BBVA Parties”), MetLife, Inc. (“MetLife”) and the Bidder, the Company was informed that on October 1, 2013 (the “Closing Date”), the BBVA Parties had transferred to the Bidder total control over all the shares issued by the Chilean closely held corporation called Inversiones Previsionales S.A. (“Inversiones Previsionales”), Chilean Tax ID No 76,266,631-6, less one of these shares which was transferred to Inversiones MetLife Holdco Tres Limitada, Chilean Tax ID No 76,265,745-7, thereby indirectly transferring on that date to the Bidder, control over 171,023,573 shares (representing approximately 51.62% of the Shares) held directly by Inversiones Previsionales.

As a result, as of the Closing Date, the Bidder became, directly and indirectly, the owner and controlling shareholder of 299,443,938 shares (including shares represented by ADSs and 46,445 shares of which were indirectly held by MetLife before the tender offers were commenced, which were sold to the Bidder in the Offer in Chile), representing, in the aggregate, 90.38% of the shares of Provida.

As of the closing date of the Offer in the U.S., the number of shares directly or indirectly held by the Bidder increased by 3,307,620 shares, purchased under the mechanism “guaranteed delivery" as referred to in the Exchange Act. Therefore, MetLife Chile Acquisition Co. S.A. held a 91.38% stake in AFP Provida (through Inversiones Previsionales S.A. and ADSs) as of December 31, 2013.

In October 2014, MetLife Chile Acquisition Co. S.A merged with Inversiones Previsionales S.A, which held 171,023,573 shares of AFP Provida. As a consequence, Metlife Chile Acquisition Co. S.A currently holds a 93.24% of the total outstanding shares of Provida which it maintained as of December 31, 2014.

As reported in the prospectus for the Offer in Chile, the ultimate controlling shareholder of the Bidder, and therefore of Provida as of October 1, 2013, is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

On December 29, 2014, Provida summoned a Special Shareholders’ Meeting, for the purpose of submitting to the shareholders’ approval the merger by absorption of Provida with and into MetLife Chile Acquisition Co. S.A. (Acquisition Co.) The matters approved were:

-
The bylaws of Acquisition Co., to adjust them to the regulation applicable to special-companies with a single purpose consisting in managing pension funds and grant and manage other benefits under Decree Law 3,500; and to conform the bylaws to the laws and regulations applicable to public companies. Such amendments must include a capital increase and the issuance of new shares to be distributed entirely to the shareholders of ProVida, and other amendments to be approved at the Acquisition Co. merger shareholders’ meeting.

-
The documentation serving as the basis for the Merger, included the Merger Agreement; the audited financial statements of both the Company and Acquisition Co. as of September 30, 2014; and the experts’ report as provided in Articles 155 and 156 of the Limited Companies Regulation.

-	Agreement regarding the exchange ratio between the Company’s shares and Acquisition Co.’s shares as proposed in the Merger Agreement.
-
Agreement on the Merger by absorption of the Company into Acquisition Co., by which the latter will be the surviving entity. The foregoing was performed notwithstanding the authorization of the Merger of ProVida into Acquisition Co. that the Superintendency of Pensions must issue in accordance with the law.

-	Agreement on requesting the Superintendency of Pensions to authorize the Merger, issuing the respective resolution and certificate in accordance with the provisions of article 131 of the Law 18.046.
-
The dissolution of the Company as a result of the Merger without winding-up,  with Acquisition Co. acquiring  all the assets, liabilities and equity of the Company, and succeeding  in all its rights and obligations.

-
All necessary resolutions to carry out the Merger on the terms and conditions ultimately approved by the Meeting, and to grant a broad authorization to the Board of Directors, for the Board to grant all powers of attorney deemed necessary, especially those required to legalize, consummate and carry out the Merger and other resolutions adopted at the Meeting.

Additionally, the withdrawal right of the shareholders dissenting with the Merger was required to be exercised within 30 days counted from the date of the Meeting. Upon the exercise of the withdrawal right by shareholders, the value to be paid to such shareholders was determined in accordance with the provisions of Article 132 of the Limited Companies Regulation.

Recent developments

Delisting and termination of ADR program

On September 18, 2014, the Company’s American Depositary Receipts (“ADR”) program was terminated and trading of the Company’s American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”), was suspended. The NYSE notified the Securities and Exchange Commission (the “SEC”) on September 23, 2014 that the Company’s ADSs would be delisted from the NYSE as of October 3, 2014. These actions were taken per a resolution approved by the Board of Directors at the extraordinary meeting held on June 6, 2014. On the same date, pursuant to the Deposit Agreement, dated November 22, 1994, as amended and restated as of August 19, 1999 (the "Deposit Agreement"), AFP Provida provided written notice to The Bank of New York Mellon ("BNYM" or the "Depositary") of the termination of its ADR program. Consequently and in accordance with the Deposit Agreement, BNYM provided 90 days' notice of termination of the Deposit Agreement to all holders of record of ADSs.

On June 19, 2014 and March 6, 2015, pursuant to Notices to Holders of AFP Provida S.A. ADSs, BNYM advised that the Deposit Agreement was terminated, effective 5:00 pm (Eastern Time) on September 18, 2014 and that the Depositary may sell the underlying shares in accordance with the terms of the Deposit Agreement at any time after March 17, 2015. BNYM advised holders that if they do not surrender their ADSs and request delivery of the underlying shares before the Depositary sells those shares as per the terms and conditions of the Deposit Agreement, such holders will lose the right to receive those shares and instead will be entitled, upon subsequent surrender of their ADSs, to receive the net proceeds of the sale of those shares less any applicable taxes, charges and fees. See “Item 9. The Offer and Listing—A. Offer and listing Details.”

Pending merger into MetLife Chile Acquisition Co. S.A.

On December 29, 2014, at an Extraordinary Shareholders Meeting (the “Meeting”) held on that date, the merger by absorption of the Company into MetLife Chile Acquisition Co. S.A. (the “Merger”) was approved. Upon the consummation of the Merger, which is subject to approval by the Superintendency of Pensions, the surviving company will be renamed “Administradora de Fondos de Pensiones ProVida S.A.” and will succeed the Company in all its rights and obligations. As a result, the Company will be dissolved with no liquidation procedures, since its shareholders will subsequently become shareholders of the surviving company, except for those shareholders who exercised their right to withdraw in accordance with article 69 of the Chilean Corporation Law (Ley de Sociedades Anónimas or “LSA”). The Company currently expects the Merger to be consummated in the third quarter of 2015.

The Bravo Commission

On April 29, 2014, the Chilean President Michelle Bachelet, through the Supreme Decree N° 718 from the Ministry of Finance, created the Government Advisory Commission (the “Bravo Commission") in order to review the regulations governing the pension system (Decree Law N° 3,500 of 1980 and the Pension Reform Law N° 20,255 of 2008), analyze the pension system’s performance and develop proposals to address on any 4-deficiencies identified. The Bravo Commission submitted to the Chilean President a performance progress report in October 2014, summarizing Commission members' opinions, and identifying the pension system’s main deficiencies. On July 9, 2014, ProVida presented to the Commission its views and proposals to improve the pension system. The Commission was scheduled to present a final report containing proposed initiatives to address identified deficiencies in January 2015 but the Commission requested an extension to submit the final report to the President by the end of August 2015. The Commission will be dissolved after the submission of the final report. On August 6, 2014, the Congressional Labor Committee endorsed the incorporation of a state-owned AFP. This project intends to introduce more competition into the pension market, leading to reduced administration costs, improved service quality and increased benefits for participants. In addition, the new AFP would serve to address the most vulnerable workers, i.e., self-employed workers, lower-income workers and those living in remote areas far away from large urban centers. The project proposal is still under discussion at the Labor Committee and may be further modified during their congressional review. It is premature to predict the result of congressional review and the impact the  new state-owned AFP would have on our pension business. The government also indicates that the proceedings of the law to create a state-owned AFP would be delayed until the Bravo Commission  has submitted its final report.

Subsequently, on September 29, 2014 the tax reform bill enacted provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer option to limit the corporate tax rate to 25% but eliminate the taxable profits fund, an exemption on taxes on corporate income that is reinvested. ProVida has made the taxpayer to limit the corporate tax rate to 25%. The tax regime elected must be informed to the Chilean Internal Revenue Service (IRS) during the second half of 2016 and would take effect for tax purposes in 2017, lasting for a period of 5 years.

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

In October 2008, matters relating to collective voluntary pension savings were implemented, such as a governmental subsidy to formalize the hiring of young workers, voluntary affiliation, and certain life and disability insurance (entitlement of women up to 65 years of age, entitlement of spouses to become insurance beneficiaries, and the elimination of a second determination in cases of total disability). Additionally, investment measures were implemented, such as expanding the investment alternatives to pension funds in Chile and at the international level; gradually increasing the investment limits abroad; establishing an investment regime regulating specific matters on investments of Pension Funds by fixing limits on indirect investment and authorizing Fund Type E to invest in variable income (up to 5% of its portfolio).

One of the main changes introduced by the Pension Reform Law and implemented in 2009 was the life and disability insurance bidding process in order to: (i) increase transparency in fees charged by AFPs and in costs related to life and disability insurance; (ii) obtain a more competitive price for this insurance; (iii) correct gender inequities; and iv) disincentivize discrimination among participants, leading AFPs to focus on competence based on variables in the administration of individual accounts. Likewise, this new requirement intends to appropriately control the risks of providing life and disability insurance.

The life and disability bidding process is carried out by the AFPs as a whole. This process is ruled by regulations established by the Reform Law with bidding conditions. In this offer, any life insurers may participate provided that they are legally constituted at the bidding date. The insurance is awarded to one or more insurance companies offering the best economic offer. Awarding the insurance to more than one insurer avoids excessive risk concentration for the coverage of the entire life and disability insurance risk. The awarding criteria are established by the General Rule of the Superintendency of Pensions and the Superintendency of Securities and Insurance.

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

In the case of employees, the contribution to finance the insurance (additional contribution) is paid by the employer, except for young employees (between 18 and 25 years) who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011.

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

The first bidding process was carried out in January 2010, in which AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. participated. On February 1, 2010 it was announced that the awarded company was AFP Modelo, offering the lowest fee of 1.14%. AFP Modelo`s pension plan became effective on August 1, 2010, therefore, from that date onwards those employee and self-employed workers, as well as voluntary participants that entered for the first time to the pension system by way of individual capitalization, had to contribute for a 24-month period in AFP Modelo. After such period, workers were entitled to move to another AFP.

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

Finally, in January 2014, the third bidding process was carried out for the administration of the pension accounts of new participants, and the AFPs competing in the process were just two AFPs, AFP Modelo and AFP Planvital S.A. On January 27, 2014, the Superintendency of Pensions announced that AFP Planvital had presented the lowest fee commission of 0.47% and awarded AFP Planvital the administration of all new participant pension accounts for the 24 months starting August 1, 2014.
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

Capital expenditures and divestitures

In 2014, 2013 and 2012, aggregate capital expenditures totaled MCh$7,939 (approximately MUS$13) and divestitures totaled MCh$98,855 (approximately MUS$163), primarily due to the disposal of equity interests held in AFORE Bancomer and AFP Horizonte.

In 2014, capital expenditures related to investments in property, plant and equipment made in the ordinary course of business were MCh$1,622, mainly due to construction and real estate costs and the purchase of computer equipment and software. Likewise, capital divestitures were MCh$87 and were related to sales of property, plant and equipment specifically construction and real estate.

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

The following table sets out information corresponding to capital expenditures and divestitures for the years ended December 31, 2014, 2013 and 2012:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Capital Expenditures	(1,622)	(1,936)	(4,381)
Divestitures	87	95,521	3,247
Source: Superintendency of Pensions.

B.	Business overview

Principal activities

Chilean AFPs are regulated by Law Decree 3,500 and by the Superintendency of Pensions. In order to commence operations, an AFP must hold a minimum capital equal to UF 5,000 (approximately ThUS$196), which increases based on the number of participants up to UF 20,000 (approximately ThUS$786) for AFPs with over 10,000 participants. The Administrators must maintain at all times shareholders’ equity equal to at least the minimum capital required. If shareholders' equity of an AFP is reduced to an amount lower than the minimum required, the AFP shall be required to make up the difference within six months every time that this occurs. If an AFP is not able to do so, the Superintendency of Pensions would revoke the AFP’s authorization of existence and liquidate it.

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

The Pension Reform Law established the requirement for self-employed workers to make contributions of 10% of their remunerations. Such requirement became effective beginning on January 1, 2012 and from that date onward, self-employed workers must gradually make contributions based on 10% out of 40% of their salary in 2012, 10% out of 70% of their salary in 2013 and 10% of their total salary during 2014, equating to the contribution of employees. However, for each of these years, the self-employed worker may waive this requirement if he expressly declares. Commencing on January 1, 2015, there is an obligation to make contributions based on 100% of the salary without the possibility of waiving. Additionally, the new regulation incorporated the concept of a “voluntary participant”, which refers to any individual who does not engage in a remunerated activity but decides to make pension contributions for his/her retirement.

Provida collects monthly mandatory contributions that are withheld from the salaries of Provida’s participants by their employers and those contributions from Provida’s self-employed participants and voluntary participants. Those monthly contributions are credited into each participant’s individual capitalization account. In the case of employees, each employer must provide Provida with a monthly payroll listing all its employees who are participants of Provida, identifying the payments being made on behalf of each employee for pension contributions, both mandatory and voluntary. Self-employed workers prepare and submit their own payrolls. The voluntary participants may prepare their own payrolls or another person may do so on their behalf. In order to expedite the preparation, employees whose spouses are voluntary participants can grant authorization to their employers to deduct the contributions to be added to their spouses’ from their salaries. In all cases, the payroll, along with the checks or cash for the total contribution, must be submitted to any Provida branch office or any designated collection agent. Checks and cash deposited in banks and payrolls are submitted to the operational center in the city of Santiago for processing. Additionally, pension contributions may also be paid online at www.previred.cl, a company which belongs to the 5 AFPs in Chile. The information contained on such website is not a part of this annual report.

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

Finally, voluntary pension savings correspond to additional amounts of contributions that each worker may add to improve his future pension. The maximum voluntary monthly contribution with associated tax benefits is UF 50 (approximately US$2,025). If these funds are withdrawn for uses other than pension, the amount withdrawn will be charged a higher tax rate applicable to each particular case.

AFPs are entitled to charge a fee over funds of voluntary pension savings and for collection of such funds for other institutions. Currently, Provida charges a monthly fee equivalent to 0.56% on an annual basis over accumulated funds and has established a fee of Ch$1,250 (approximately US$2.06) for fund transfers collected for other financial institutions.

As a way to improve the volume of participants’ contributions and therefore the coverage of the private system, the Pension Reform Law incorporates the alternative of Collective Voluntary Pension Savings (“APVC” in its Spanish acronym) that corresponds to a contract to be agreed between an employer, its workers and the AFP or an authorized institution. This APVC is financed in a joint manner, because the employers agree to contribute a percentage of the savings made by employees who voluntarily select this type of contribution. The conditions of the APVC administration contract are agreed between the employer and the AFP or the authorized institution. In order to promote this type of contribution, tax incentives have been established for workers.

Investment services for participants’ contributions in the pension funds

The general investment policy of the pension funds is determined by Provida’s Board of Directors. In the process of management’s investment decisions, the following committees of Provida are involved:

-
Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors. This committee consists of three directors; two of them must be “autonomous” according to the criteria established in the Pension Reform Law, the President being one of the autonomous directors. Its functions are, among others: to design an investment policy and a risk profile for each fund type; to supervise the fulfillment of the investment policy approved by the Board of Directors and the investment limits of pension funds established by law; to review objectives, policies and procedures to and from the administration of the investment risk in the pension funds; and to examine information regarding operations of the pension funds with derivative instruments, foreign investments (equities, fixed income and currencies) and related companies and to approve investments in any new kind of asset.

-
Committee of Investments and Risks. This committee is comprised of the Chief Executive Officer, the Chief Investment Officer, Risk Manager and other executives that might be designated. The responsibilities and attributions of this committee are, among others: to review the different measures of risk-return presented by the Risk Management; to approve different issuers, counterparts, mutual funds agencies and agents, etc., proposed by the Investment Management Area; and to take notice of any event or contingency that might affect the equity of pension funds and to review situations associated with penalties and warnings; among others.

The organizational structure and the clear definition of the powers vested, attributions and responsibilities play an important role in the investment process. The structure is designed to fully develop the staff’s abilities and the optimum implementation of the investment policy in order to reach proposed goals, manage the complexity of different instruments and markets in which the different type of funds are invested and properly manage financial and operative risks.

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

It is important to note that since 2006, Provida has a quality certification in accordance with the
ISO 9001-2000 Norm, which has been renewed periodically. The last renewal was made in December 2012 and includes the period between January 2, 2013 and January 1, 2016, provided that surveillance audits prove satisfactory. This certification includes investment processes made by the Money Market Desk, which is part of the Investment Area, and also tasks related to registration, valuation, custody, payment and control of investments executed by the Back Office Unit, as part of the Financial and Investment Control Deputy Management, which belongs to Planning and Financing Management (Financial Area); as well as tasks performed by the Accounting Pension Fund Department, which is part of the Account Deputy Management also belonging to the Planning and Financing Management (Financial Area). The Middle Office Deputy Management is also included in the Investments Area, which acts as an intermediary and coordinator between the Money Market Desk, the Back Office Unit and the Financial Risk Deputy management, reporting to Risk Management, which is responsible for establishing principles and general guidelines in terms of good practices that AFP Provida should adopt in relation to managing their risks.

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

The main difference among the different fund types, as stipulated in the regulation, is the proportion invested in variable income securities. Fund Type A has the highest concentration allowed in variable income securities with a maximum of 80%; fund Type B has a maximum concentration of 60%; fund Type C has a maximum concentration of 40%; fund Type D has a maximum concentration of 20%; and fund Type E (begun in October 2008) has the lowest concentration with a maximum of 5%.

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

Source: Superintendency of Pensions.

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

After the creation of multiple funds, fund Type C managed by Provida continues to have the highest proportion of assets (42.1% at the end of 2014) while fund Types A, B and D managed by the Company have reached significant sizes from the voluntary changes and substantive transfers recorded after September 2002.

Assets under management of Provida
	December 2002		December 2014
	MCh$	% of the total	MCh$	% of the total
Fund Type A	112,692	1.1%	3,683,426	13.2%
Fund Type B	1,177,690	11.7%	4,351,574	15.6%
Fund Type C	7,346,323	73.2%	11,792,072	42.1%
Fund Type D	1,016,124	10.1%	5,261,226	18.8%
Fund Type E	395,863	3.9%	2,890,688	10.3%
Total	10,048,691	100.0%	27,978,986	100.0%

Source: Superintendency of Pensions.

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

The Pension Reform Law includes an exception to the previous paragraph for those funds that have less than 36 months of operation. In these cases, such AFP will be liable to the fund to the extent that the weighted annual return of funds Types A and B are less than the lesser of (a) the weighted average annual return of all funds of the same type for the period equivalent to the operating months of the new fund, less 6%, and (b) 50% of the weighted average return of all funds of the same type for the period equivalent to the operating months of the new fund type. In the case of pension funds Type C, D and E, the weighted average real return may not be less than the lesser of (a) the weighted average return of all funds of the same type for the period equivalent to the operating months of the new fund, less 4%, and (b) 50% of the weighted average return of all fund types of the same type for the period equivalent to the operating months of the new fund type. The latter will not be applicable to the administrators with respect to any of their pension funds that have less than 12 operating months. The five funds currently managed by Provida have more than 36 months of operation.

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

Services of granting life and disability benefits

The Pension Reform Law eliminated the individual responsibility of AFPs in connection with life and disability insurance, by establishing that the AFPs altogether should purchase a fixed and single insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies providing the best economic offer (see “Item 3—Key Information—Recent regulatory changes”).

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

Participants meeting certain requirements can obtain senior pensions before the legal age of retirement, if his/her savings equates to:

-	A pension over 70% of the average taxable remuneration

-	A pension over 150% of the minimum pension requirement

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

The solidarity pension system, financed by Chilean State resources and incorporated through the Pension Reform Law, also grants benefits for the solidarity basic senior pensions and for the solidarity senior pension contributions. To obtain these benefits the participants must meet certain requirements:

Solidarity basic senior pension:

-	Being at least 65 years of age at the time of the claim.
-	Not being eligible for any pension under any pension regime either as a titleholder or as a beneficiary of a life disability.
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

As of July 1, 2014 the amount of the benefit is Ch$85,964 per month. This benefit will be automatically adjusted by 100% of the variation of inflation from the last 12 months since the last adjustment. When inflation exceeds 10% since the last adjustment, the adjustment will be made immediately, regardless of whether 12 months have passed or not.

Solidarity senior pension contribution:

-	Being at least 65 years of age at the time of the claim.
-	Receiving a pension inferior to the maximum pension with solidarity contribution (PMAS).

-
Not being a contributor in the Chilean police officers’ social security system (“Dipreca” in its Spanish acronym) or the Chilean armed forces social security system (“Capredena” in its Spanish acronym), or receiving pension under such regimes as a titleholder or beneficiary of a life pension.

-
Demonstrating 20 years (continuous or discontinuous) of residence in Chile, calculated from the time the participant had reached 20 years of age and for a period of not less than four years of residence in the last five years prior to the submission of the request in order to obtain the benefits.

-	Being part of a family group belonging to the poorest population in Chile in accordance with the coverage schedule mentioned below.

Gradual Coverage of the benefits for Basic Pension and Solidarity senior pension contribution
Period	Coverage
July 1, 2010 – June 30, 2011	55% of the poorest population in Chile
After July 1, 2011	60% of the poorest population in Chile

Amount and date of entrance PMAS
Period	Coverage
In Ch$
July 1, 2010 – June 30, 2011	200,000
July 1, 2011 – June 30, 2012	255,000
July 1, 2012 – June 30, 2013	261,758
July 1, 2013 – June 30, 2014	266,731
After July 1, 2014	279,427

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

-
A programmed withdrawal plan: The participant keeps his/her funds deposited in his/her individual capitalization account with the AFP and receives a monthly pension in accordance with a pre-established formula that considers the historical pension fund return and the rates offered by the insurance companies, as well as the participant’s life expectancy. The amount of the participant’s monthly pension under the programmed withdrawal plan is recalculated every 12 months based on the surplus amount in the individual capitalization account of the participant and the variables described above. In the event that such amount falls below the minimum pension level, the Government’s guarantee becomes enforceable, if applicable. If the participant chooses a programmed withdrawal plan, it is possible to switch him/her to a life annuity plan. However, if a participant elects to transfer savings from his/her individual capitalization account to a life insurance company to receive life annuity benefits, the participant may no longer return to the programmed withdrawal plan.

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

-	pension guaranteed by the State (with the Pension Reform Law, the life annuity must be equal to or higher than the basic solidarity senior pension).

All pension obligations that an AFP must pay through programmed withdrawals from the individual capitalization account are expressed in shares of pension funds and translated to UF. The obligation are recalculated annually according to a formula established by law that considers the new balance of the account, by considering the pension funds returns and the interest rate of annuities. Insurance annuity amounts are expressed in UF and are thus indexed to reflect the impact of inflation. The AFP has no financial obligations once the annuity is purchased. In case of bankruptcy of companies providing insurance annuities, the Chilean Government guarantees 100% of this obligation up to the legal minimum pension amount per month and 75% of the pensions over the minimum pension up to UF 45 (approximately US$1,825).

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

The AFP earns fees in connection with the collection of contributions to participants’ individual capitalization accounts and the administration of such accounts. In 2014, out of the total of Provida’s revenues from operations, MCh$174,741 or 79.7% corresponded to fee income received for the service of administering accounts and ancillary services. Almost all of the fee income comes from charges levied on participants’ monthly mandatory contributions to their individual capitalization accounts.

Collection and administration of mandatory contributions

Fee structure is one of the competitive variables of the AFP industry. With the implementation of the Pension Reform Law, the ability that each AFP has to determine whether or not to charge a fixed fee deducted from the pension fund has been eliminated. Consequently, each AFP may charge only a variable fee, which is a percentage of the salary used to calculate the mandatory pension contribution or a combination of both types of fees. Variable fees are charged as a percentage of a participant’s monthly taxable salary that is subject to a mandatory contribution of 10% of the salary base. In accordance with the Pension Reform Law, the maximum amount of taxable income should be adjusted in January of each year as per the variation of the real wage index, as measured by the Chilean Instituto Nacional de Estadísticas (National Statistics Institute). In January 2014, this maximum amount increased from UF 70.3 (MCh$1.64) to UF 72.3 (MCh$1.69) per month, and in January 2015 the amount was further adjusted to UF 73.2 (MCh$1.80).

For instance, if a participant receives a monthly salary of Ch$200,000 as an employee, he/she must contribute Ch$20,000 to an AFP. Under Provida’s variable fee currently in force (1.54% of taxable remuneration), the total monthly fee collected in relation to that account would be a variable fee of Ch$3,080.

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

The fee structure for the years 2014, 2013 and 2012 is as follows:

Monthly fees for mandatory contributions
	2014	2013	2012
Provida	1.54%	1.54%	1.54%
Industry High	1.54%	2.36%	2.36%
Industry Low	0.47%	0.77%	0.77%
Industry Average	1.16%	1.48%	1.48%

Source: Superintendency of Pensions.

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

Administration and transfer of voluntary pension savings

The AFPs, like other authorized institutions, also offer participants the option to have a voluntary pension savings account, in which they can make monthly deposits previously determined to improve their future pensions. AFPs are allowed by law to charge a fee on assets under management, and fees currently range between 0.47% and 0.70% on an annual basis, and the fee charged by Provida is 0.56%. Fixed fees on fund transfers collected for other institutions can also be charged, currently ranging between Ch$1,100 and Ch$1,437 for each fund transfer (approximately US$1.81 and US$2.37). The current fee charged by Provida is Ch$1,250 (approximately US$2.06).

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

Transfer of contributions made by voluntary participants

The AFPs have the right to charge a fixed fee for transferring contributions made by voluntary participants only if the destination is another AFP or authorized institution. Provida currently charges a fee of Ch$1,250 (approximately US$2.06) per operation, while AFPs Cuprum, Planvital and Capital charge a fee between Ch$1,100 and Ch$1,437 (approximately US$1.81 and US$2.37). AFPs Habitat and Modelo do not charge fees for this service.

The fees can be changed at any time upon three months’ notice to participants, the Superintendency of Pensions and the public. The following table sets forth the fee rates charged by Provida for each of the services in the last three years:

Fee rates charged by Provida
	As of December 31,
	2014	2013	2012
Variable fee on monthly mandatory contributions	1.54%	1.54%	1.54%
Monthly variable fee on payments of programmed withdrawals and temporary income	1.25%	1.25%	1.25%
Variable fee for voluntary savings accounts (annual basis over administered funds)	0.92%	0.92%	0.92%
Fee charged on voluntary pension savings:
Fixed fee per transfer (Ch$)	1,250	1,250	1,250
Variable fee for management (annual basis over administered funds)	0.56%	0.56%	0.56%
Fixed fee for transfer contributions made by voluntary participants (Ch$)	1,250	1,250	1,250
Ratios of fees to total fee income:
Variable fee on mandatory contributions	96.9%	96.9%	96.9%
Variable fee on payments of programmed withdrawals or temporary income	1.8%	1.8%	1.8%
Variable fee on voluntary pension savings	1.3%	1.3%	1.3%
Fixed fee on voluntary pension savings transfers	0.0%	0.0%	0.0%
Fixed fee on transfer of contributions made by voluntary participants	0.0%	0.0%	0.0%

The AFPs charge fees on active accounts into which contributions are made. Accordingly, the number of contributors, as well as their average salaries, and not the number of participants, determines the monthly mandatory fee income of each AFP. In 2014, Provida had the largest average market share of contributors among all AFPs (32.2%).

(ii) Gains (losses) on mandatory investments

Gains (losses) on mandatory investment (see “Item 4.—Information on Provida—B. Business overview—Principal activities—Investment services for participants’ contributions in pension funds”) represented 16%, 8.0% and 8.1% of Provida’s revenues from operations in 2014, 2013 and 2012, respectively. As detailed in the following tables, such returns have evolved in accordance with the performance of each of the pension funds, as well as the relative importance of each fund relative to the total assets under management.

	2014	2013	2012
Gains (losses) on mandatory investment (in MCh$)	35.046	14,991	14,515
Weighted average real returns of pension funds	8.3%	4.9%	4.7%

Mandatory investments of pension funds (in MCh$)	276,281	234,929	217,072
% Mandatory investment’s participation in portfolio	1.0%	1.0%	1.0%

Gains (losses) on mandatory investments and real average returns for each fund
	2014		2013		2012
	Gains (losses)	Returns	Gains (losses)	Returns	Gains (losses)	Returns
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	4,781	8.9%	2,564	6.4%	2,588	6.0%
Fund Type B	5,529	8.5%	2,152	3.9%	2,617	5.0%
Fund Type C	15,669	9.3%	6,181	4.4%	6,405	4.6%
Fund Type D	6,108	7.8%	2,892	5.3%	2,231	3.9%
Fund Type E	2,959	6.9%	1,202	5.0%	674	3.2%
Total	35,046	8.3%	14,991	4.8%	14,515	4.7%
Source: Superintendency of Pensions.

Mandatory investment maintained in each fund and percentage of each fund in the total
	2014		2013		2012
	Mandatory Investment	Participation	Mandatory Investment	Participation	Mandatory Investment	Participation
	MCh$	%	MCh$	%	MCh$	%
Fund Type A	38,034	13.8%	33,313	14.2%	31,324	14.4%
Fund Type B	43,505	15.7%	37,948	16.1%	36,773	17.0%
Fund Type C	116,692	42.2%	100,737	42.9%	95,326	43.9%
Fund Type D	51,823	18.8%	42,694	18.2%	37,772	17.4%
Fund Type E	26,227	9.5%	20,237	8.6%	15,877	7.3%
Total	276,281	100.0%	234,929	100.0%	217,072	100.0%
Source: Superintendency of Pensions.

Moreover, the concentration of total administered assets in those funds considered the most conservative (funds Types D and E) has continued to increase, while concentration in those funds considered the most risky (funds Types A and B) has declined. Such performance likely reflects the volatility exhibited over certain years (i.e., 2008 and 2011) in the financial markets, when negative returns were recorded, causing certain participants to prefer to take less risks, by moving themselves towards more conservative funds.

(iii) Other revenues

Other revenues are mainly revenue from fees charged by the subsidiary AFP Génesis in Ecuador, for services rendered by Administradora de Fondos de Cesantía and fees recovered from other AFPs, which were MCh$9,348 or 4.27% of Provida’s revenues from operations in 2014. In addition, other revenues include the financial income of life and disability insurance of MCh$4 in 2014. The contract subscribed with Sociedad Administradora de Fondos de Cesantía S.A. ended on October 7, 2013, and from that date onwards, Sociedad Administradora de Fondos de Cesantía S.A. II began its operations and currently AFP Provida does not hold any equity interest in such entity.

Primary expenses

(i) Employee Expenses

Employee expenses were MCh$48,687, equivalent to 50.3% of the total of Provida’s expenses from operations as of December 31, 2014. Wages and salaries of administrative personnel totaled MCh$24,613, equivalent to 50.6% of total employee expenses, while the administrative staff of 1,178 workers (annual average) represented 60% of the Company’s total staff during the year. Wages and salaries of sales personnel amounted to MCh$16,768, equivalent to 34.4% of the total of employee expenses, while the sales staff of 793 workers (annual average) represented 40% of the Company’s total workers. Short-term benefits to employees were MCh$4,203, equivalent to 8.6% of total employee expenses, and indemnities for cessation of labor relationship amounted to MCh$3,103, equivalent to 6.4% of total employee expenses.

(ii) Miscellaneous other operating expenses

Miscellaneous other operating expenses were MCh$42,176 in 2014, representing a 43.5% out of Provida’s total operating expenses. This item is composed of: administrative expenses (real estate, telecommunications and services) equivalent to 54.1% of total miscellaneous other operating expenses, data processing expenses (maintenance, repair and liaison services), equivalent to 24.2% of total miscellaneous other operating expenses, other operating expenses (disability qualification costs and Board of Directors’ remunerations) representing 7.0% of total miscellaneous other operating expenses and marketing expenses (publicity and communications to clients) representing 14.7% of miscellaneous other operating expenses.

(iii) Depreciation and Amortization expenses

Total depreciation and amortization expenses were MCh$7,058 in 2014, equivalent to 7.3% of total expenses from operations. The amortization expenses totaled MCh$5,161 and depreciation expenses were MCh$1,897 in 2014.

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

Because of Provida’s insurance contract for coverage prior to July 2009, Provida only maintains those casualties pending payment due to temporary disability period. The liability amount determined by the insurance company is recorded at the market interest rate and Provida applies its casualty model by determining the liability amount at forward rates at the moment of casualty payments.

In accordance with the Authority’s request, Provida recognized the higher amount between the calculated liability amount (from the insurance company) and the amount determined by its casualty model.

Although Provida does not have individual contracts with prevailing coverage, as a result of the regulatory requirements for temporary disability which state that payments of disability claims can be made effectively three years after first ruling disability is confirmed by a final ruling of a medical commission, there was one contract described that was settled on March 31, 2014.

The life and disability insurance premium was a gain of MCh$1,148 for the year ended on December 31,2014, an expense of MCh$2,095 as of December 2013, and gain of MCh$3,718 as of December 2012. See “Item 5. Operating and financial review and prospects—A. Operating results—Operating results for the years ended December 31, 2014 and 2013”.

As mentioned before in  “Item 3. Key Information - Recent regulatory changes” the Company no longer carries the risk of the participants for temporary disability and life benefits.

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

Participants are eligible for the life and disability benefits provided that they are salaried workers who were contributing to an AFP at the time of the disability or death or they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last 12 months. Likewise, self-employed and voluntary participants are eligible for these benefits if they have made contributions in the month prior to the disability or death.

The Pension Reform Law established that self-employed workers would be gradually incorporated by requiring them to make mandatory contributions (see “Item 4. Information on Provida—B. Business overview—Principal activities—Services of collection and management of contributions made by participants”). Given the above, life and disability insurance coverage for self-employed workers that have made mandatory contributions will be subject to an annual taxable income equal to or superior to seven minimum monthly incomes, permitting them to have annual coverage commencing on May 1 of the year in which contributions were made until April 30 of the following year. In those cases where the taxable income is inferior to the aforementioned requirement, the coverage will be proportionate to participants’ contributions.

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

-
Participants with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income. Under the Pension Reform Law effective from October 1, 2008, the partial disability status for total disability was eliminated; therefore, when the Medical Commission qualifies a participant as totally disabled, this determination will be considered definitive and unique.

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

Payments by Provida to the insurer

Commencing in July 2009, after modifications introduced by the Pension Reform Law and under the insurance policy in force until June 2009, the payments to the insurer regarding the life and disability insurance premium arising from processing residual and unprocessed contributions, corresponded to contributions made before July 2009. Such annual expense was MCh$329 in 2012, MCh$155 in 2013 and MCh$17 in 2014.

The last life and disability insurance contract with coverage from January 1, 2005 to June 30, 2009 was entered into with BBVA Seguros de Vida S.A. Under such contract, the maximum casualty rate expressed as a percentage of the contributors’ taxable remunerations initially amounted to 1.27%, with a monthly premium paid for the contract coverage period calculated at a provisional rate of 0.70%. The Company’s participation in the surplus was 100% if the casualty rate was equal to or lower than the maximum rate of the contract, as calculated over the contributors’ taxable remunerations. Additionally, the contract established monthly payments to the insurance company calculated at a provisional rate of 0.70% applied to the total of remuneration and monthly taxable income of the contributors, plus a monthly fixed premium of UF 2,150 (MCh$50) during the coverage period of the contract. As a result of updating the mortality tables effective beginning in the year 2008 and the resulting impact in the higher costs in the insurance, upon mutual assent of the parties, in view of the changes in the economic conditions of the contract, the terms of the insurance contract were modified. Beginning in January 2008, the maximum casualty rate was 1.70% expressed as a percentage of the contributing contributors’ taxable remuneration, while the temporary rate was 1.00%, retaining the monthly fixed premium of UF 2,150 (MCh$50).

The insurance contract also contemplated yearly true-ups payable to the insurance company, for the difference between payments made by Provida (temporary premium and previous true-ups) and the total accounted cost of casualties (paid or accrued by the insurer) at each year-end, which took place on March 31 of each year from 2006 onwards. Also, on that date monthly financial income was received based on the value recorded at December 31 of the previous year, calculated by applying the rate of return established in the contract over the surplus of cash flow maintained by the insurer (total payments made by Provida minus casualties paid by the insurer).

The last insurance contract entered into by Provida was terminated and settled on March 31, 2014. After financial and actuarial review of the contract, as part of the settlement, Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

Principal markets

As of December 31, 2014 there were 6 AFPs operating in Chile. The last incorporation was AFP Modelo, which in August 2010 started to render services to the new participants’ portfolio entering into the pension system, awarded in the first bidding process carried out in February 2010. Additionally, there is another AFP, AFP Regional, which has been legally incorporated but has not yet begun operations.

In January 2014, the third bidding process was held and AFP Planvital was awarded new participants as a result of offering the lowest fee commission of 0.47%.

As previously mentioned, Provida is the largest and one of the oldest AFPs operating in Chile and has occupied a leading position in the private pension industry since its establishment.

Provida’s leading position is shown in the following table regarding market shares for the most relevant variables as of December 31, 2014:

	Market Share for relevant variables, as of December 31, 2014
AFP	Pension Funds	Participants(*)	Contributors(*)	Revenues	Expenses	Profit
Provida	27.8%	34.2%	32.2%	30.2%	31.5%	30.6%
Habitat	25.9%	21.6%	23.0%	23.8%	19.5%	27.9%
Capital	20.6%	18.9%	19.3%	20.3%	26.9%	13.2%
Cuprum	21.2%	6.6%	9.1%	18.6%	13.8%	22.0%
Planvital	2.8%	4.1%	3.7%	2.8%	4.9%	1.6%
Modelo	1.7%	14.6%	12.7%	4.3%	3.4%	4.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Superintendency of Pensions.
(*) Average market share for 2014.

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

From the implementation of multiple funds in September 2002 through the end of the year 2007, the returns reached by each of the five funds recorded outstanding levels, with highest returns in those funds with a greater concentration of variable income investments, such as funds Type A and B. However, during 2008, as a result of the financial crisis affecting worldwide stock markets, the returns dropped significantly, to the point of showing negative levels, adversely impacting primarily the high-risk funds and consequently decreasing their total accumulated returns. Subsequently, during the years 2009 and 2010 when stability in the markets was recovered, the trend returned to positive returns levels, where fund Types A and B obtained the highest returns. In the year 2011, stock markets recorded losses again, leading the most risky funds to obtain negative rates of return during the period, basically due to negative returns experienced by local and foreign stock markets. However, in 2012 once again the stock markets recorded higher returns in the most risky funds. In 2013, although fund Type A recorded the highest return during the year, the most conservative funds (fund Types D and E) generated strong returns. Finally, in 2014 the market recorded positive rates and the highest return was registered by fund Type C, followed by fund Type A.

The following table sets forth information with reference to returns, over a 12-month period (as of year-end 2014, year-end 2013 and year-end 2012), the annual average since the multiple funds’ inception (as of year-end 2014, year-end 2013 and year-end 2012) and the relative positions of each of the pension funds managed:

Return over the last 12 months
Fund type	Jan 14 – Dec 14	Provida’s position	Jan 13 – Dec 13	Provida’s position	Jan 12 – Dec 12	Provida’s position
Fund Type A	8.88%	2	6.35%	6	6.01%	4
Fund Type B	8.54%	1	3.87%	6	4.96%	2
Fund Type C	9.29%	2	4.37%	5	4.61%	5
Fund Type D	7.82%	3	5.26%	5	3.89%	4
Fund Type E	6.91%	3	5.03%	4	3.19%	3

Source: Superintendency of Pensions

Annual average return from the beginning of the multiple fund system
Fund type	Sep 02 – Dec 14	Provida’s position(*)	Sep 02 – Dec 13	Provida’s position(*)	Sep 02 – Dec 12	Provida’s position(*)
Fund Type A	6.90%	3	6.73%	2	6.77%	2
Fund Type B	5.59%	5	5.33%	5	5.48%	5
Fund Type C	5.14%	4	4.78%	5	4.81%	5
Fund Type D	4.68%	4	4.40%	4	4.32%	4
Fund Type E	4.82%	4	3.56%	4	3.42%	4

Source: Superintendency of Pensions.
(*) Ranking only includes 5 AFPs since AFP Modelo did not exist in 2002.

In terms of voluntary pension savings, as of December 31, 2014, Provida recorded the second highest number of voluntary pension savings (APV in its Spanish acronym) for accounts in the AFP industry, with a total of 234,020 active accounts, representing a market share of 27%. On the same date, funds accumulated by such APV accounts were MCh$366,505, a market share of 14%.

Additionally, the law permits other financial institutions such as banks, insurance companies and investment companies to manage this kind of savings. While competitors have the advantage of offering a wider variety of products considering that AFP investment levels are limited by law, the AFPs have lower costs than other market participants and charge lower fees.

As of September 2014, according to information from the Superintendency of Pensions, the AFPs continue to play an important role in the voluntary pension savings market with market shares of 66% in the number of accounts and 51% in administered funds, followed by mutual funds with a market share of 16% in terms of number of accounts and by insurance companies with a market share of 21% in terms of assets under management.

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

The sales force also performs tasks aimed at retaining participants’ portfolios in order to avoid client transfers to other AFPs. Provida also captures new participants through its wide network of pension service centers without the intervention of sales agents. In 2014, to expand its reach, Provida established 24 new branches in remote areas of the biggest cities in the country and now has offices within 20km of 89% of its clients.

As the largest AFP in the Chilean private pension system, Provida seeks to capitalize on its brand name recognition to attract new clients and retain existing ones. Management believes that Provida’s prestige is boosted by its consolidated leading market position.

During 2014 Provida’s ambitious plan to open new offices nationwide, in order to improve proximity to our clients materialized. Thanks to the great efforts of various segments of the Company, Provida opened 24 new offices in 2014, most during the first half of the year. So Provida reaffirms commitment to its members and being an industry leader by expanding its presence via new locations in remote areas or where other AFPs had not established branches. As soon as they opened, these new offices were linked to Model Management Office, which has resulted in not only improving Provida’s service to, but also in achieving strong business results.

Regarding its office network, in early 2014 the Company began implementing Model Management Offices, which focus on gathering customer feedback and development of a training program to implement best practices throughout the network. By providing established guidelines, and support elements and tools the Company was successful in encouraging each office to implement an individualized training program tailored to the office, which has helped ensure compliance with best practices across the Company. This model is expected to contribute to key indicators and overall business results in 2015.

Regarding sales force management, in addition to the above, the Company increased its efforts in recruiting new business and managing its development of new customers. Also, an area of increased focus was to improve productivity by monitoring the productive learning curve of new hires. Both factors were crucial to the achievement of the year’s objectives. Also, in the third quarter of 2014, the Company implemented a new commission system for sales executives. The new system encourages the recruitment and retention of new members through the payment of variable incentives. It also incorporates a higher base pay while keeping costs low.

Hand in hand with the changes mentioned in offices and sales force, Commercial Management undertook a reorganization of its structure to adequately support these channels and to address upcoming challenges. It implemented an improved system for internally disseminating key milestones for all the commercial areas and providing better commercial support. This resulted in more effective and productive sales campaigns.

During the year, AFP Provida mainly oriented its efforts  towards improving customer service. Some of its key initiatives were:

i.	Communication channels:
a.
New IVR (Interactive Voice Response): Provida implemented technological changes to better address customer needs. This has enabled customers to more efficiently and effectively access the services they are looking for.

b.
New public website: The website is one of the most important channels in the Company’s relationship with its customers. That's why during 2014 the Company initiated a process of modernizing this channel to better meet customer service standards. As a part of the process, the Company improved website technology, the operational platform, the site content, and changed the public image and design.

c.
E-mails: During the year Provida maintained a significant and continuous communication with the portfolio of affiliates to keep track of their investments, how the AFP invests the savings, products and services available for them and tips to improve their pension.  During the year, Provida sent more than 21,000,000 e-mails to its participants.

ii.
New customer service model for voluntary pension savings (VPS): Provida designed and implemented a new customer care model in order to increase more VPS and help clients increase their savings balances, so that they can attain a pension level more in line with the levels of income they received during their working life.

Finally, our major projects for 2015 are:

i.
Continuous improvement in customer data: Provida is making a continuous and systematic effort across all channels and other external services to have the best customer data, a process in which it has increased collaboration to perform updates when personal information is requested to be updated.

ii.
Pension Simulator: Provida has designed a new pension simulator, which enables customers to estimate what pension income they will receive based on their current behavior and projected savings. This simulator is being perfected to automatically incorporate new information regarding Provida´s clients. This simulator  is expected to be available in mid-2015.

iii.	New Private Website: Provida is considering adopting a private website.

Sales Force

Provida has focused its efforts to maintain a more specialized and highly productive sales force.

The following table compares the relative sizes of Provida’s sales force with those of its competitors as of December 31, 2014, 2013 and 2012:

	Total AFP Sales Force
	As of December 31,
	2014		2013		2012
	Sales Agents	Market Share	Sales Agents	Market Share	Sales Agents	Market Share
Provida	981	35.28%	885	29.8%	717	29.9%
Habitat	529	19.02%	376	12.7%	312	13.0%
Capital	643	23.12%	777	26.2%	654	27.2%
Cuprum	571	20.53%	586	19.8%	424	17.7%
Planvital	57	2.05%	340	11.5%	293	12.2%
Modelo (*)	–	–	–	–	–	0.0%
Total	2,781	100%	2,964	100%	2,400	100%

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

Regarding new participants in the system, it is important to note that the Pension Reform Law established that the bidding of the new participants’ portfolio and the awarding of the subscription to new accounts for a two-year period, was to the AFP offering the lowest fee among the current fees, which fee must be applied to its entire portfolio and not only to the awarded portion. The latter has implied that the AFPs are not able to grow by capturing new workers that enter the labor market for the first time. Therefore, the main future growth sources for Provida will be focused on capturing participants with voluntary pension savings, and the reincorporation of inactive participants as active contributors, especially self-employed workers.

Provida’s total selling and marketing expenses amounted to MCh$22,956 in the fiscal year 2014, MCh$18,425 in the fiscal year 2013 and MCh$12,183 in the fiscal year 2012. The ratio of commercial expenses (corresponding to sales remunerations plus marketing expenses) to fee income was 13.14%, 11.4% and 7.9% for the fiscal years 2014, 2013 and 2012, respectively. Provida has followed a policy to make its commercial expense more efficient; however, this expense increased by 51.2% in 2013 and by 7.7% in 2014. These increases were attributable to the implementation of a strategic plan, which aims to strengthen the Company’s leading position and address new market growth opportunities, through a specialized sales force trained to capture customers with higher taxable income that lets them have the capacity for potential voluntary savings. The higher expense recorded in 2014 was attributable to the consolidation of the distribution model that resulted in a greater staff and increased expenses associated with the integration process with the new controlling parent.

Seasonality of the Company’s main business

The nature of the significant activities carried out by Provida relates primarily to activities related to its unique line of business and pension fund administration. Given the above, such activities are not significantly affected by seasonal factors.

Licenses

In 2014, Provida focused on designing tools that improve customer service and significantly reduce service time. A key development was the inclusion of a biometric kit that can read new identity cards as well as older cards, and which facilitated the implementation of the fingerprint verification system project and digital signature for pension application, enabling online verification of the applicant and the reduction of the number of documents to be printed and signed by the affiliate.

Additionally, steps were taken towards technological integration of standard corporate tools for MetLife, including "Tridion", a content management system that combined with a  redesign of the public and mobile website,  gives the business greater flexibility, and autonomy empowers site content and reinforces brand use. The Company also installed "PeopleSoft" a corporate system for the management of Human Resources and Datanomics, a system for preventing money laundering.

During 2014 Provida also conducted an international private bidding process for the provision of technology services.

After a thorough analysis, Provida awarded the contract fort technological and data services to IBM Chile S.A., under the terms established in the bidding and offer process, including the migration of databases and systems from its current location in Mexico. Main details of the arrangement were communicated to the market through a material event filing on the same date. For more details see “Item 10. Additional Information - C. Material contracts”.

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

The Superintendency of Pensions

General. The Pension Reform Law created the Superintendency of Pensions, which is considered to all effects as the successor of the Superintendency of AFPs. The Superintendency of Pensions, an independent governmental agency under the supervision of the Ministry of Labor and Social Security, is in charge of supervising and controlling AFPs. The Superintendency of Pensions authorizes the creation of new AFPs and mergers of existing ones and has broad powers to interpret and enforce legal and regulatory requirements. Furthermore, in cases of non-compliance, it has the ability to impose sanctions, such as admonitions and fines and in extreme cases it may order the liquidation of an AFP. In addition, any amendment of an AFP’s by-laws, such as an increase in capital, is subject to the Superintendency of Pensions’ approval. New functions and powers of the Superintendency of Pensions include the authority to monitor and supervise the solidarity pension system administered by the Social Pension Institute and to establish and administer the Pension Advisors Registry.

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

Since October 2013, AFP Provida has been a MetLife company. Through its subsidiaries and affiliates, MetLife has grown to become a leading global provider of life insurance, annuities, employee benefits and asset management. Through its subsidiaries and affiliates, MetLife holds leading market positions in the United States, Japan, Latin America, Asia, Europe, and the Middle East. In Chile, MetLife manages assets of MUS$45,481 (MCh$27,978,986) through Provida in a competitive market in which Provida has sustained a leading position over time.

The following chart currently sets out the related companies comprising Provida’s corporate structure:

MetLife Chile Acquisition Co. S.A. holds 93.24%, directly and indirectly, of the shares of Provida. In detail, MetLife Chile Acquisition Co. S.A. holds directly 91.77% and indirectly 1.47% (through ADSs).

International

In May 1995, Provida amended its by-laws to allow for the creation of a subsidiary, Provida Internacional, whose objective is to invest in companies in countries other than Chile with the purpose of granting social security benefits in those countries.

Currently, the only non-Chilean subsidiary held by Provida is AFP Génesis in Ecuador.

-
Ecuador-AFP Génesis. The initial investment in AFP Génesis was made in 1995 and Provida Internacional held a 25.00% equity interest until September 2001, when it acquired the shares held by Filanbanco, becoming  a shareholder with 99.9997% of the shares. During 2014, this subsidiary generated profits of MCh$1,373, a 27% (MCh$507) decrease as compared to 2013 primarily due to higher operating expenses resulting from increased administrative and sales staff compensation. In 2013, this subsidiary generated profits of MCh$1,880, an 18.1% (MCh$416) decrease from 2012. This result was atributable to lower fee income recorded in the period, mainly due to the elimination of charges for accounts maintainenance services and balance sheets issuances, as per the new regulation prevailing in the financial Ecuadorian market which resulted in lower fees collected. In addition, the period recorded higher operating expenses resulting from administrative and sales staff compensation and higher administrative expenses.AFP Génesis’s functional currency is the U.S. dollar.

The main market indicators regarding AFP Génesis, are as follows:

	As of December 31,
Year	Number of Participants	Market share	Ranking	Assets under Management (MUS$)	Market Share	Ranking
2014	272,574	97%	1	65	92%	1
2013	260,077	97%	1	67	91%	1
2012	256,974	81%	1	67	66%	1

Source: Guayaquil Stock Exchange in Ecuador.
As mentioned in “Item 4.Information on Provida—A. History and development”, both AFORE Bancomer in Mexico and AFP Horizonte in Peru were sold in the first quarter of 2013.

As a result of the analysis of selling the pension business in Latin America initiated by the BBVA Group in May 2012, Provida Internacional began to consider sales alternatives, and therefore classified these investments as assets held for sale on its balance sheet at the end of November 2012, in accordance with IFRS. The results from these affiliates thus are no longer recognized.

-
Peru-AFP Horizonte. Provida Internacional held until February 27, 2013 a 15.87% equity interest in AFP Horizonte in Peru, where it had been present since 1993. In 2012, Provida’s share of profits from AFP Horizonte was MCh$3,404.

-
Mexico-AFORE Bancomer. In November 2000, Provida Internacional purchased a 7.50% equity interest in AFORE Bancomer in Mexico and continued to hold such interest until January 9, 2013. In 2012, Provida’s share of profits in this equity investee was MCh$4,263.

The following table describes the total of Provida’s share of profits in its equity investees, both foreign and local, for the last three fiscal years:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Net Profit Provida	94,150	140,086	104,034
– Net Profit excluding gains of associated entities (*)	90,515	132,062	90,801
– Share of profit (loss) of foreign associated entities accounted for using equity method (*)	–	–	7,667
– Share of profit (loss) of local associated entities accounted for using equity method	3,635	8,024	5,567
Share of profit (loss) of associated entities for using equity method/Net Profit	3.86%	5.7%	12.7%

(*) Profits on associated entities do not include the consolidated entity AFP Génesis in Ecuador, which is consolidated with Provida.

D.	Property, plant and equipment

Since 1981, Provida’s strategy has included the development of a nationwide network of branches and also has enhanced its infrastructure and technology through the years in order to improve its assistance model. In the first stage, the pension advisory services and quick-service processing of transactions were incorporated through self-service devices in branch offices, and collection and payment services were outsourced in order to focus on the customer assistance network. Since 2010, the Optimization of Services in Branch Offices project was implemented, in order to consolidate the service quality when processing benefits. Provida maintained 83 branch offices as of December 31, 2014. The Company is constantly investigating potential locations for additional branches as a means of improving customer service.

As of December 31, 2014, Provida maintained 33 owned offices of which 31 were exclusively used as branch offices and the 2 remaining are rented.

The principal property that Provida owns is the Pedro de Valdivia Tower, an 18-story headquarters building comprising 13,014.18 square meters, located in the east commercial neighborhood of Santiago that houses all Provida staff units. Since 2003, Provida has rented spaces to staff departments of BBVA Chile S.A., such rental arrangement will be terminated by the first half of 2015. Currently, the Company’s Operations Area is located in downtown Santiago but Provida expects to move most of its employees into the principal building before the end of 2015.

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

Mandatory investments

The principal financial investments of Provida are mandatory investments equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated according to instructions issued by the Superintendency of Pensions and represented approximately 65% of total consolidated assets as of December 31, 2014 and 2013. As established in Decree Law 3500, the mandatory investment’s purpose is to provide an actual minimum rate of return over the investment portfolios for each of the pension funds. (see “Item 4. Information on Provida—B. Business overview—Principal activities”). If mandatory investments are used to fund any deficit in the required level of return, the AFP must replenish them within 15 days. If a deficit is not covered or if mandatory investments are not replenished, the AFP will be liquidated by the Superintendency of Pensions.

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

If an impairment loss subsequently reverses, (where there is evidence of a reversal and excepting intangible assets with indefinitve lives whose impairment may not be reversed), the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Accounting of life and disability insurance costs

The Pension Reform eliminated the responsibility of the Pension Fund Industry regarding the coverage of casualties  since July 1, 2009 (as several Insurance Companies were awarded with those benefits).

Since then, Provida’s life and insurance risk is limited to life benefits and the casualties pending payment due to temporary disability, both under coverage as of June 30, 2009.

The last insurance contract entered into by Provida was terminated and settled on March 31, 2014. After financial and actuarial review of the contract, as part of the settlement, Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

As of December 2014, the Company had recorded its obligations for this concept in accordance with the casualty model that considers the future evolution of relevant variables. As a result of this model, Provida has recorded on its provisions all the disabilities claims timely requested (until June, 2009) and the potential life beneficiaries of deceased participants until June 2009.

Income Tax

The tax reform bill enacted on September 29, 2014 provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer election that limits the corporate tax rate to 25% but eliminates the taxable profits fund, an exemption on taxes on corporate income that is reinvested.  Provida currently expects to make the taxpayer election that will limit the corporate tax rate to 25%. The election cannot be made until the latter half of 2016 and then would have effect beginning in 2017 for a period of 5 years.

The financial statements includes in earnings the effect of change in tax rates; see “Item 18. Financial Statements.”

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

The principal source of revenues from operations for Provida (see “Item 4. Information on Provida—B. Business overview—Primary revenues”) is the fees charged to contributors in connection with deposits of their monthly mandatory contributions. Therefore, the revenues from operations of Provida can be materially impacted by any combination of significant changes in fee rates, the number of contributors or taxable salaries. From May 2006, Provida charged a variable fee of 2.39% and eliminated the fixed fee. In January 2008, the variable fee increased to 2.59%, and subsequently in October 2008, it increased again to 2.64%, basically due to the increase in the insurance coverage to participants. In July 2009, the variable fee decreased to 1.54% due to the Pension Reform Law’s elimination of AFPs’ individual obligation to provide life and disability insurance (see “Item 3. Key Information –— Recent regulatory changes”) and has remained the same during the years 2013 and 2014.

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

The following table sets forth the composition of Provida’s revenues from operations and expenses for the periods indicated:

	As of December 31,
REVENUES FROM OPERATIONS:	2014	2013	2012
Fee income	79.7%	86.9%	86.1%
Gain (loss) on mandatory investments	16.0%	8.0%	8.1%
Other revenues from operations	4.3%	5.1%	5.8%
TOTAL REVENUES FROM OPERATIONS	100%	100%	100%
Source:                      Superintendency of Pensions.
	As of December 31,
EXPENSES FROM OPERATIONS:	2014	2013	2012
Life and disability insurance premium (income)/expense	-1.2%	2.2%	-5.4%
Employee expenses	50.3%	45.9%	46.4%
Depreciation and amortization expenses	7.3%	14.3%	12.5%
Impairment losses	0.1%	0.1%	0.5%
Miscellaneous other operating expenses	43.5%	37.5%	46.0%
TOTAL EXPENSES FROM OPERATIONS	100%	100%	100%
Source:   Superintendency of Pensions.

The following table sets forth additional relevant information on Provida that corresponds to monthly averages for the following periods:

	As of December 31,
Monthly Averages	2014	2013	2012
Number of contributors	1,743,882	1,777,446	1,796,516
Administrative personnel	1,178	1,070	956
Sales personnel	793	760	535
Source:   Superintendency of Pensions.

Operating results for the years ended December 31, 2014 and 2013

Provida recorded a profit after taxes of MCh$94,150 for the year ended December 31, 2014, a decrease of 32.8% as compared to the profit after taxes of MCh$140,086 recorded for the year ended December 31, 2013.

The following is a year-to-year comparison of major income statement line item for the years ended December 31, 2014 and 2013.

Revenues from operations

In fiscal year 2014, total revenues from operations were MCh$219,139, an increase of MCh$32,386 or 17.3% as compared to the prior fiscal year. This increase was mainly caused by a higher gain on mandatory investments revenues of MCh$20,055. A discussion of variations within each class of revenues from operations for the fiscal year 2014 as compared to the fiscal year 2013 is described below:

In fiscal year 2014, revenues were MCh$184,093, an increase of MCh$12,331 or 7.2% with respect to the fiscal year 2013, which is explained as follows:

-
Fee income was MCh$174,741 in fiscal year 2014, an increase of MCh$12,520 (7.7%) as compared to 2013. This result was the outcome of increased mandatory contributions due to growth in salary base, basically reflecting the increase in the taxable income of contributors.

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 34% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base in the fiscal year 2014. Concerning assets under management, Provida’s market share was 28% as of December 31, 2014. The average number of contributors was 1,743,882 and the monthly average salary base was MUS$1,509, while assets under management were MUS$46,113 for the year ending December 31, 2014.

-
Other revenues were MCh$9,352 in fiscal year 2014, lower by MCh$190 (2.0%) with respect to fiscal year 2013. This result was mainly due to a decrease in financial income of Ch$146 million from services rendered to our equity investee AFC that ceased its operations in October 2013.

Gains (losses) from mandatory investments were MCh$35,046 in fiscal year 2014, an increase of MCh$20.055 or 133.8% with respect to the result recorded in fiscal year 2013. This result was the outcome of increased weighted average nominal return of pension funds (+14.7% in 2014 as compared to +7.0% in 2013), the increase was sustained by higher contributions collected in the period.

The nominal return obtained during the year 2014 was mainly related to favorable returns by local fixed income investments and by foreign stock markets. While local fixed income positively contributed due to lower nominal curves rates and inflation-indexed rates, foreign stock markets returns were improved by the depreciation of the Chilean peso against the U.S. dollar.

The main contributions came from Fund Type C (45% of the gains) with a nominal return of +15.5%, Fund Type D (17% of the gains) with a nominal return of +13.9% and Fund Type B (16% of the gains) with a nominal return of +14.7%.

Life and disability insurance premium recorded a gain of MCh$1,148 in fiscal year 2014, a positive variance of MCh$3,243 as compared to the loss recorded in prior year due to a reserve release made in the last quarter of 2014, as casualties costs were lower than the reserves previously constituted. The L&D insurance contract was finalized and settled on March 31, 2014.

Expenses from operations

Total expenses from operations were MCh$96,860 in fiscal year 2014, an increase of MCh$1,624 or 1.7% as compared to the prior fiscal year. This increase was caused by increases of MCh$4,959 in personnel expenses, MCh$6,430 in miscellaneous other operating expenses and MCh$21 in impairment losses, and by decreases of MCh$3,243 in life and disability insurance premium expenses, MCh$6,543 in depreciation and amortization costs, and MCh$3 in financial income.  An explanation of variations for each class of expenses from operations for fiscal year 2014 as compared to fiscal year 2013 is provided below.

Employee expenses amounted to MCh$48,687 in fiscal year 2014, an increase of MCh$4,959 or 11.3% with respect to 2013. Such result is detailed as follows:

-
Total wages and salaries to administrative personnel were MCh$24,613 in fiscal year 2014, an increase of MCh$2,823 or 13.0% as compared to fiscal year 2013. This result was primarily attributable to higher staff as part of internalization of certain processes and the opening of 25 new branch offices to focus on our strategy of improving our customer service quality.

Average administrative staff amounted to 1,178 workers in fiscal year 2014, a 10.1% increase from an average administrative staff of 1,070 in 2013. Total staff as of December 31, 2014 was 1,214, a 6.9% increase over 1,136 total staff as of December 31, 2013.

-
Total wages and salaries to sales personnel amounted to MCh$16,768 in fiscal year 2014, an increase of MCh$1,809 or 12.1% as compared to fiscal year 2013. Such increase was mainly caused by higher variable-based compensation paid in the period, mainly attributable to higher commissions paid to sales agents resulting from higher sales. Also, the period had increased fixed compensation and benefit allowances expenses resulting from higher headcount.

The average number of sales employees was 793 workers in fiscal year 2014, an increase of 4.5% with respect to the average number maintained in fiscal year 2013 (760 sales agents). By comparing the end of each period, the sales force increased by 10.8% from 885 salespeople in December 2013 to 981 in December 2014.

-
Short-term benefits to employees were MCh$4,203 in fiscal year 2014, increasing by MCh$658 or 18.5% as compared to fiscal year 2013 due to higher variable base compensation related to a larger number of staff with regard to goal achievements.

-
Severance indemnities paid in fiscal year 2014 were MCh$3,103, a decrease of MCh$331 or -9.6% with respect to fiscal year 2013, which was driven by lower indemnities of Ch$2,387 expensed in 2013 to administrative personnel, aimed at strengthening the Company’s structures and processes.

Depreciation and amortization expenses totaled MCh$7,058 in fiscal year 2014, a decrease of MCh$6,543 or -48.1% with respect to 2013. This decrease was caused by lower amortization expenses recorded in the period.

-
Amortization expense was MCh$5,161 in fiscal year 2014, a decrease of MCh$6,200 or 54.6% with respect to fiscal year 2013. This decrease was due to the previous software that was written down in the last quarter of 2013.

-	Depreciation expense was MCh$1,897, a decrease of MCh$343 or 15.3% with respect to fiscal year 2013. This result was mainly the outcome of lower hardware and buildings improvements depreciation.

Impairment losses were MCh$87, involving a negative deviation of MCh$22 as compared to impairment losses recorded in fiscal year 2013. The Company generally performs real estate impairment every three years unless evidence of impairment shows need for an earlier assessment. In fiscal year 2014, such testing resulted in an impairment loss for certain properties, while in fiscal year 2013 the impairment losses were just related to receivable accounts.

Miscellaneous other operating expenses were MCh$42,176 in fiscal year 2014, an increase of MCh$6,430 or 18.0% with respect to fiscal year 2013 due to the following:

-
Administration expenses were MCh$22,810 in fiscal year 2014, a decrease of MCh$2,566 or 10.1% as compared to fiscal year 2013. This decrease was mainly explained by lower levels of write-offs as compared to prior period. Additionally, the amount of expenses for services received from BBVA Servicios Corporativos was nil (former related party until October 1, 2013).

-
Marketing expenses were MCh$6,188 in fiscal year 2014, an increase of MCh$2,722 with respect to fiscal year 2013. This increase was primarily due to higher advertising expenses (television, radio, web and social networks) as part of our rebranding campaign launched in 2014 to reinforce ProVida’s brand by emphasizing our core principles (customers’ proximity, quality service, education and trust).

-
Data processing expenses were MCh$10,243 in fiscal year 2014, an increase of MCh$6,207 or 154.9% with respect to fiscal year 2013, which is mainly explained by higher IT system expenditures incurred which allows us to focus on improving customer service quality and by those related to migration of our data center currently in Mexico to Chile.

-	Other operating expenses were MCh$2,964 in year 2014, higher by MCh$68 with respect to year 2013. This slight increase is caused by higher disability qualification costs.

Other income (expenses)

Financial income (expenses) was MCh$1,247 million in 2014, a decrease of MCh$930 with respect to fiscal year 2013, mainly due to higher investment balances held in the first half of 2013 from the proceeds received from the sale of the equity held in foreign companies in Mexico and Peru.

Share of profit (loss) of associates accounted for using equity method was MCh$3,635 in the fiscal year 2014, a decrease of MCh$4,389 million or 54.7% with respect to fiscal year 2013. This variance was attributable to the profits generated by the investee AFC as of September 2013, which ceased its operations in October 2013.

Exchange differences recorded a decrease of MCh$179 in the fiscal year 2014, dropping by MCh$265 with respect to losses recorded in fiscal year 2013. This result is attributable to higher balances denominated in U.F. (inflation-indexed unit) during year 2014, mainly for L&D insurance contract as compared to year 2013.

Other non-operating income was MCh$2,392 in fiscal year 2014, a decrease of MCh$66.202 as compared to fiscal year 2013. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in associates AFORE Bancomer in Mexico (MCh$38,755) and AFP Horizonte in Peru (MCh$26,834) in 2013. In addition, a gain on sale of MCh$997 of property was recorded in 2013; no property sales were made in year 2014.

Other non-operating expenses were MCh$1,841 in fiscal year 2014, increasing by MCh$1,118 with respect to fiscal year 2013. This result was basically due to higher expenses in the provision made for litigation.

Income tax expense

Income tax expense was MCh$33,364 in fiscal year 2014, higher by MCh$3,797 or 12.8% compared to fiscal year 2013. Although the profits were lower in 2014 this result was explained by changes in tax rates, from 20% to 21%, in addition to a higher deferred tax expense relating to the creation and reversal of temporary differences due to application of tax reform.

Profit

During fiscal year 2014, the Company recorded a profit of MCh$94.150, a decrease of MCh$45,936 or 32.8% as compared to the profit attained in the fiscal year 2013, due to the one-time non-recurring profits generated  in 2013 from the sale of equity interests held in foreign associates AFORE Bancomer in Mexico and AFP Horizonte in Peru (MCh$53,321, net of taxes), higher revenues of MCh$12,331 mainly boosted by higher fee income (MCh$12,520) and the tax reform which generated a higher income tax expense (MCh$3,796) in the year 2014.

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

-
Other revenues were MCh$9,542 in fiscal year 2013, lower by MCh$761 (7.4%) with respect to fiscal year 2012. This result was mainly due a decrease financial income of MCh$620 (65.1%) stemming from the runoff of the life and disability insurance contract that resulted in lower cash flows managed by the insurer and lower returns recorded in the period. Additionally, a decrease of  MCh$141 (1.5%) was recorded primarily attributable to lower operating revenues from AFP Genesis due to the elimination of maintenance charges in accounts and to lower revenues from services rendered to Administradora de Fondos de Cesantía.

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

Expenses from operations

Total expenses from operations were MCh$95,236 in fiscal year 2013, an increase of MCh$25,872 or 37.3% as compared to the prior fiscal year. This increase was caused by increases of MCh$11,572 in personnel expenses, MCh$5,813 in life and disability insurance premium expenses, MCh$4,925 in depreciation and amortization costs, and MCh$3,812 in miscellaneous other operating expenses and by a MCh$250 decrease in impairment losses. An explanation of variations for each class of expenses from operations for fiscal year 2013 as compared to fiscal year 2012 is provided below.

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

-
Total wages and salaries to sales personnel amounted to MCh$14,959 in fiscal year 2013, an increase of MCh$4,660 or 45.2% as compared to fiscal year 2012. Such increase was caused by a larger staff as a result of the implementation of a new distribution model (since August 2012) designed to improve the sales agents’ profiles, who will later become pension advisors. The latter involved higher expenses in fixed compensations and benefit allowances.

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

-
Depreciation expense was MCh$2,240 a decrease of MCh$195 or 8.0% with respect to fiscal year 2012. This result was mainly the outcome of lower depreciation of real estate; since fiscal year 2012 the Company recorded amortization costs related to restructuring works of real estate sold to BBVA Chile.

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

Share of profit (loss) of associates accounted for using equity method was MCh$8,024 in the fiscal year 2013, a decrease of MCh$5,209 million or 39.4% with respect to fiscal year 2012. This result is explained by a lower share of profits for MCh$7,667 due to the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in fiscal year 2013. This decrease was partially offset by the positive results of MCh$2,457 achieved by our local associates.

Exchange differences recorded gains for MCh$86 in the fiscal year 2013, rising by MCh$96 with respect to losses recorded in fiscal year 2012. This result was attributable to the Chilean peso depreciation against the U.S. dollar (9.3%) over the asset balances temporarily maintained due to the affiliated companies sales.

Other non-operating income was MCh$68,594 in fiscal year 2013, an increase of MCh$63,693 as compared to fiscal year 2012. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in associates AFORE Bancomer in Mexico (MCh$38,755) and AFP Horizonte in Peru (MCh$26,834).

Other non-operating expenses were MCh$723 in fiscal year 2013, increasing by MCh$384 with respect to fiscal year 2012. This result was basically due to higher expenses in the provision made for litigation.

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

In 2014, the net variation in cash and cash equivalents was positive by MCh$29,134 (MUS$48), due to net positive cash flows originated by operations and investments activities, which was partially offset by the net negative cash flows used in financing activities. In 2013, the net variation in cash and cash equivalents was positive by MCh$3,784 (MUS$7), due to net positive cash flows originated by operations and investments activities, which was partially offset by the net negative cash flows used in financing activities. In 2012, the net variation in cash and cash equivalents was positive by MCh$5,153 (MUS$10), due to net positive cash flows originated by activities from operations, which was partially offset by the net negative cash flows used in financing activities.

In 2015, Provida expects that the major cash outflows may include:

-	Budgeted capital expenditures of MCh$9,500 (MUS$15.5); and
-	Budgeted dividends of MCh$57,000 (MUS$91).
-
Regarding payments and refinancing of short-term contractual obligations, the Company will generate enough resources to comply with its operating cycle. Therefore, Provida does not expect to require short term financing.

Moreover, capital requirements for 2015 are expected to be financed through the combination of the existing capital sources and cash flows generated by operations. In terms of external financing, the Company does not foresee long-term financing needs. The financing of working capital is expected to be covered by Provida’s own resources, since Provida has generated significant cash flows from its operations and a portion of the related profits has remained in the Company. See “D. Tabular disclosure of contractual obligations.”

Sources and uses of funds

Cash and working capital. The Company has recorded positive working capital of MCh$25,040 (MUS$41), MCh$16,225 (MUS$31) and MCh$61,523 (MUS$117)) as of December 31, 2014, 2013 and 2012, respectively. This result for 2014 was mainly related to  a decrease in legal minimum dividend obligations (equal to 30% of the profits attained in the period) due to the sale of equity interests held by Provida Internacional. In previous years, this figure was affected by the higher liquidity levels of the Company as the obligation of the life and disability insurance has been gradually extinguished, as well as revenues generated by the recurring business.

Net cash provided by operating activities. Net cash provided by operating activities was MCh$78,905 in 2014, representing a decrease of MCh$1,543 with respect to net cash provided by operating activities in 2013. This decrease was mainly explained by the following: (i) higher remunerations paid of MCh$540 due to the increase in staff; (ii) higher payment to suppliers of MCh$25,995 and (iii) higher other outflows from operations of MCh$1,229. The aforementioned was partially offset by higher fee income collected of MCh$12,438, other inflows from operations of MCh$ 7,665 and lower income taxes paid of MCh$ 7,401.

In 2013, net cash provided by operating activities was MCh$80,447, representing a decrease of MCh$13,518 with respect to net cash provided by operating activities in 2012. This decrease was mainly explained by the following: (i) higher remunerations paid of MCh$8,517 due to the increase in staff; (ii) higher income taxes paid of Ch$8,363, basically due to increased local taxes paid on the sale of foreign associates, and (iii) higher payment to suppliers of MCh$3,912. The aforementioned was partially offset by higher fee income collected of MCh$8,523.

Net cash provided by investing activities. Net cash provided by investing activities was MCh$7,740 in 2014, decreasing by MCh$114,287 as compared to 2013. The decrease was mainly related to lower proceeds of MCh$94,201 received from divestitures of associates due to the sale of AFORE Bancomer in Mexico and AFP Horizonte in Peru, lower other cash inflows from investing activities of MCh$14,638. and lower proceeds from sales of shares from mandatory investments of MCh$3,341.

In 2013, net cash provided by investing activities was MCh$106,547, increasing by MCh$104,360 as compared to 2012. The increase was mainly related to higher proceeds of MCh$94,201 received from divestitures of associates due to the sale of AFORE Bancomer in Mexico and AFP Horizonte in Peru, and higher other cash inflows from investing activities of MCh$10,400. The above was partially offset by higher payments for acquiring shares from mandatory investments of MCh$4,789.

Net cash used in financing activities. The Company’s net cash used in financing activities amounted to MCh$42,031 in 2014, decreasing by MCh$141,180 as compared to 2013. This decrease is basically explained by higher dividends paid to shareholders of MCh$140,519 due to the final dividend paid corresponding to 2013, as well as extraordinary dividends paid associated with the excess of cash flows attributable to both sales of equity interests in associates and the recurring business.

In 2013, The Company’s net cash used in financing activities amounted to MCh$183,211, increasing by MCh$92,212 as compared to 2012. This increase is basically explained by higher dividends paid to shareholders of

MCh$91,165 due to the final dividend paid corresponding to 2012, as well as extraordinary dividends paid associated with the excess of cash flows attributable to both sales of equity interests in associates and the recurring business.

C.	Off-balance sheet arrangements

There are no off-balance sheet arrangements that could have any material effect on Provida’s results.

D.	Tabular disclosure of contractual obligations

The following table represents Provida’s contractual obligations and commercial commitments as of December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	MCh$	MCh$	MCh$	MCh$	MCh$
Contractual Obligations
Life and disability insurance	5,165	5,165	-	-	-
Outsourcing contracts	-	-	-	-	-
Total Contractual Obligations	5,165	5,165	-	-	-
Commercial Commitments
Bank lines overdrafts	8	8	-	-	-
Capital lease contracts	259	57	101	101	-
Total Commercial Commitments	267	65	101	101	-

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

In previous years, Provida’s most significant contractual obligation related to the life and disability insurance policy entered into with BBVA Seguros de Vida S.A. Beginning in June 2009, as per the modification introduced by the Pension Reform Law in relation to the joint bidding process of the life and disability insurance, the AFPs are no longer responsible for such insurance thus, premiums originally established with the life insurers for granting benefits are not paid by AFPs, but AFPs are responsible for casualties under coverage until June 30, 2009. Currently, the Company and BBVA Seguros de Vida S.A. are negotiating the definitive to balance of this insurance policy.

The use of the banks’ credit lines is used to finance business operations. As of December 31, 2014, the unused lines of credit amounted to MCh$62,000. Finally, Provida’s capital leases are basically connected with the financing of property, plant and equipment.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Provida’s Directors as of December 31, 2014 were as follows:

Directors (1)(2)	Position	Current position held since	Expiration of current term
Víctor Hassi Sabal	Chairman of the Board of Directors	2013	2016
Jorge Carey Tagle	Vice-Chairman	2013	2016
Jaime Martínez Tejeda	Director	2013	2016
Martín Enrique Galli	Director	2013	2016
Carlos Alberto Olivieri	Director	2013	2016
María Cristina Bitar Maluk	Director	2010	2016
Jorge Marshall Rivera	Director	2010	2016
Osvaldo Puccio Huidobro	Alternate Director	2010	2016
José Luis Prieto Larraín	Alternate Director	2014	2016

(1)	None of the above mentioned Directors individually owns one percent or more of shares in Provida.
(2)	During the Shareholders’ meeting held on April 30, 2014, the Board of Directors was entirely renewed.

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

José Luis Prieto Larraín is Alternate Director of Provida since 2010. He received a degree in law from the Catholic University of Chile and a Master in law from Columbia University in the United States.

Provida’s senior management as of December 31, 2014 was as follows:

Senior Management (1)	Position	Current position held since	Expiration of current term
Ricardo Rodríguez Marengo	Chief Executive Officer	2007	N/A
Cristóbal Torres Egaña	Chief Investment Officer	2013	N/A
Carlo Ljubetic Rich	Chief Commercial Officer	2000	N/A
Magaly Pacheco Mena	Chief Operational Officer	2010	N/A
Andrés Veszprémy Schilling	General Counsel	2012	N/A
Pablo Villalobos Astudillo	Audit Manager	2012	N/A
Marco Rivera Araya	Human Resources Manager	2012	N/A
María Paz Yáñez Macías	Chief Financial Officer	2002	N/A
Héctor Rosales Huerta(2)	Marketing Manager	2014	N/A
Mauricio Quiroz Jara(3)	Risk Manager	2014	N/A
Santiago Donoso Hue(3)	Strategy and Business Development Manager	2014	N/A

N/A: Not applicable

(1)	None of the above mentioned Executive Officers individually owns one percent or more of shares in Provida.
(2)	On May, 2014, Mr. Héctor Rosales Huerta was appointed as Provida’s Marketing Manager, replacing Mr. Iván Baeza Galaz who assumed other responsibilities in MetLife Group.
(3)
On August, 2014, Mr. Santiago Donoso Hue was appointed as Provida´s Strategy and Business Development Manager, replacing Mr. Serge Tempel Nudel, thus Mr. Mauricio Quiroz Jara was appointed as Provida´s Risk Manager, replacing Mr. Santiago Donoso Hue.

Ricardo Rodríguez Marengo is Chief Executive Officer since 2007. He received a business management degree from the Catholic University in Argentina.

Cristóbal Torres Egaña is the Chief Investment Officer since June 1, 2013. He received an industrial engineering degree from the Catholic University of Chile and an MBA from Yale University, USA. Between June 2010 and May 2013, he was responsible for Fixed Income for AFP Provida.

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

Marco Rivera Araya is Human Resources Manager since 2012. He received a commercial engineering from University of Santiago of Chile.

María Paz Yáñez Macías is the Chief Financial Officer since 2013. She received a commercial engineering degree from the Catholic University of Chile. Between 2002 and 2013 she was serving in the Planning & Control Division for AFP Provida.

Héctor Rosales Huerta is the Marketing Manager since 2014. He received a commercial engineering degree from Adolfo Ibañez University, Chile and an MBA from IESE-Navarra University, Barcelona, Spain.

Mauricio Quiroz Jara is the Risk Manager since 2014. He received a civil industrial engineering degree from University of Chile. Previously and over five years he was responsible for Investment Strategy for AFP Provida.

Santiago Donoso Hue is the Strategy and Business Development Manager since August 2014. He received a commercial engineering degree from Los Andes University, Chile. Between 2012 and 2014 he performed as the Risk Manager for AFP Provida.

B.	Compensation

Our Directors earn a per diem for the activities in which they participate. The total per diem compensation paid by Provida to all Directors during the fiscal year 2014 was an aggregate of MCh$518, a 1.7% decrease year-over-year. The detail of per diem paid in 2014 was as follows:

Directors	For the year ended on December 31, 2014
(MCh$)
Jorge Marshall Rivera	73
María Cristina Bitar Maluk	73
Osvaldo Puccio Huidobro	51
José Luis Prieto Larraín	34
Jorge Carey Tagle	66
Jaime Martínez Tejeda	73
Martín Enrique Galli	67
Carlos Alberto Olivieri	81
Total	518

None of the Directors have service contracts with the Company or any of its subsidiaries that grant benefits to Directors for their services to the Company.

The aggregate compensation of Provida’s senior management during fiscal year 2014, including 23 managers, 21 deputy managers and 20 department chiefs, was MCh$5,059. Severance payments made during 2013 to all executives who left the Company for different reasons totaled MCh$303.

Also the Company has a plan of variable incentives known as “AVIP” currently implemented for managers and department chiefs. This evaluation system is focused on the employees’ reaching certain quantitative and tactical objectives previously set for each executive. Its payment is conditioned on the level of specific goal achieved and the contribution made by each executive, which is calculated using a methodological evaluating process.

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

As a consequence of modifications introduced by Law Nº20,382 regarding Corporate Governance in the Chilean Corporation Law, Directors of Corporations, such as AFPs, complying with certain requirements must also meet independence criteria established by this law, similar to those criteria established in Law Nº 20,255 – Pension Reform Law – in relation to the autonomous nature of a Director. Two of the current Directors of Provida meet the requirements of autonomy and independence as per the applicable Chilean Law.

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

The members of the Directors’ Committee are elected by the Board of Directors. On April 30, 2014, the directors Mr. Jaime Martinez Tejeda, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera were reelected as members of the Directors’ Committee, and Mr. Marshall was designated as the new “financial expert” of the Directors’ Committee. This Committee met 18 times in 2014 in which meetings, the following persons were also in attendance: the Chief Executive Officer, Mr. Ricardo Rodriguez and the Committee Secretary. At the Ordinary Meetings when an audit report is submitted, the Audit Manager also attends. Occasionally, the partners of the external auditing firm, Deloitte and various managers of AFP Provida also attend. While not required to do so under Chilean law, the Directors’ Committee has the necessary power and authority to hold committee meetings without the presence of the CEO or other members of management.

The Directors’ Committee carried out various activities during 2014, among which were: (i) review of the report made by external auditors, the balance sheet and the remaining financial statements for the period between January 1, and December 31, 2013; (ii) review of reports prepared by the external audit firm; (iii) analysis of reports submitted by the internal audit of AFP Provida; (iv) analysis of resolutions and general notes issued by the Superintendency of Pensions; (v) review and evaluation of the Internal Audit Plan’s compliance for the year 2013; (vi) review and approval of the Audit Plan for 2014 and the monthly review of its compliance; and (vii) review of information related to transactions referred to in Articles 147 and others of Law 18,046 regarding the approval of transactions with related parties.

During the fiscal year 2014, the Directors’ Committee incurred expenses amounting to MCh$45 additional to those expenses in relation to the compensation of its members. The total fees paid in 2014 for participation in the Directors’ Committee was as follows:

Fees
Directors	(MCh$)
Jorge Marshall Rivera	33
María Cristina Bitar Maluk	33
Jaime Martínez Tejeda	24
Total	90

Committee of Investment and Conflict of Interest Resolution of AFP Provida’s Board of Directors

AFP Provida S.A. has a Committee of Investment and Conflict of Interest Resolution that since April 30, 2014 is comprised of the directors Mr. Carlos Alberto Olivieri, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera.

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

The Pension Reform Law requires that administrators must establish investment policies for each of the pension fund types administered by them, which will be elaborated by the Board of Directors. In addition, administrators must have a policy to deal with conflicts of interest, which is approved by the administrators’ Board of Directors. Administrators submit, as only one document, a copy of the Policy of Investment and of the Conflicts of Interest Policy to the User Commission and the Superintendency of Pensions, which publishes it on its website.

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

Significant differences between our corporate governance practices and the NYSE Corporate Governance Standards

Provida’s corporate governance practices are regulated by Chilean law (in particular, Ley sobre Sociedades Anónimas, Law N° 19,705 approved in December 2001, regulating public offerings of securities and governing conflicts of interests; Law N° 20,382 of the Chilean Securities Exchange Act regarding corporate governance standards of public companies which reformed the Chilean Corporation Law and the Chilean Securities Exchange Act; Note N° 1,526 passed in February 2001 by the Superintendency of Securities and Insurance and the Pension Reform Law N° 20,255, among others) in addition to Provida’s by-laws. Since Provida has securities registered with the United States Securities and Exchange Commission (the “SEC”) and was traded on the New York Stock Exchange (the “NYSE”) until September 18, 2014, it is subject to the Corporate Governance standards applicable to “foreign private issuers” (as defined under the United States Securities Exchange Act of 1934, the “Exchange Act”). The NYSE notified the SEC on September 25, 2014 that the Company’s ADSs would be delisted from the NYSE as of October 3, 2014.

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

The above description of the differences between the NYSE Corporate Governance Standards and the corporate governance practices applicable to Provida under Chilean Law is included in an English version on our website at www.provida.cl. The information contained on such website is not a part of this annual report.

D.	Employees

The following chart sets out Provida’s organizational structure and the numbers of its employees for each major operational area as of December 31, 2014, which was a total of  2,195 employees.

The daily operations of Provida are supervised by the Chief Executive Officer. The executives that report directly to the CEO are the Sales Area Officer, the Investment Area Officer, the Operational and Systems Area Officer, the Risk Manager, the Chief Financial Officer, the Marketing Manager, the General Counsel, the Strategy and Business Development Manager and the Human Resources Manager.

The Audit Manager reports directly to the Board of Directors, through the Directors’ Committee. Additionally, in certain issues related to performance of its duties (methodology, work programs, tools, among others),  reports to the Corporate Internal Audit Department of MetLife, Inc. through the Head of Audit to South America, and for administrative purposes to the General Management. This ensures, together with the approval of the annual audit plan, the control of its performance by the Board of Directors (through the Directors’ Committee) and the supervision by the Corporate Internal Audit Department. This structure ensures the independence of the afomentioned function.

As of December 31, 2014, Provida had 2,195 employees, 981 of which were members of the sales force, representing 45% of Provida’s total staff. As of December 31, 2013, Provida had 2,021 employees, 885 of which were members of the sales force, representing 44% of Provida’s total staff. As of December 31, 2012, Provida had 1,740 employees, 717 of which were members of the sales force, representing 41% of Provida’s total staff.

Labor relationships

Provida’s employees are represented by two labor unions. El Sindicato Nacional de Trabajadores de AFP Provida (“Labor Union N° 1”) was established in 1986. Its membership represented 36.7% of the Company’s total employees as of December 31, 2014, of which 642 were sales agents and the rest corresponded to administrative staff. The second labor union, El Sindicato Nacional de Trabajadores Administrativos de AFP Provida (“Labor Union N° 2”) was established in 1997 and its members are only administrative employees representing 19.3% of the Company’s total employees as of December 31, 2014.

In December 2013, a new collective bargaining agreement was executed between Provida and Labor Union Nº 2, which resulted in a collective agreement that will be in effect until December 31, 2015. The last collective bargaining with Labor Union N° 1 was executed in January 2015 and the agreement is effective until January 31, 2017.

E.	Share ownership

As of December 31, 2014, there are no shares of Provida owned by Provida’s Directors or Executive Officers.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Provida is a publicly traded Chilean corporation with equity divided into 331,316,623 shares of common stock, in nominative registered form, with no par value and each share of common stock representing the right to one vote. Provida is controlled by its major shareholder MetLife Chile Acquisition Co. S.A. (previously Inversiones Previsionales S.A.), whose ultimate controller is MetLife, Inc. since October 1, 2013, which as of December 31, 2014 owns 93.24% of issued shares in the Company but has no special voting rights.

The remaining subscribed and paid shares are distributed between small local and foreign investors. No major shareholder has special voting rights.

As of December 31, 2014, share ownership was as follows:

Name of shareholder	Number of shares of common stock owned	Percentage of ownership
MetLife Chile Acquisition Co. S.A. (1)	304,038,828	91.77%
The Bank of New York Mellon(2)	13,142,460	3.97%
Banchile Corredora de Bolsa S.A.	846,372	0.26%
Santander S.A. Corredores de Bolsa	786,419	0.24%
Larraín Vial Corredora de Bolsa S.A.	650,022	0.19%
HMG Globetrotter	622,920	0.19%
Others 9,427	11,229,602	3.38%

(1)
Corporation incorporated in Chile and whose major shareholders are Inversiones MetLife Holdco Dos Ltda. and Inversiones MetLife Holdco Tres Ltda. For more information, see“Item 4. Information on Provida—A. History and development—Recent developments”.

(2)	Depositary Bank of ADS, Banco Itaú acting as custodian. It includes a 1.47% owned by MetLife Chile Acquisition Co. S.A. and the remaining 2.50% is owned by other third parties.

B.	Related party transactions

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

Related party transactions as of December 31, 2014

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

During 2014, the Board of Directors of Servicio de Administración Previsional S.A. agreed to distribute a dividend for the fiscal year 2013 in April, 2014, corresponding to a total of MCh$1,472 to Provida, and  an extraordinary dividend and a temporary dividend in October, 2014, corresponding to a total of MCh$640 and MCh$1,390 respectively, to Provida.

Sociedad Administradora de Fondos de Cesantía Chile S.A. (“AFC”). Until October 7, 2013 when it ceased its operations, this was a subsidiary in which Provida had a 49.2% equity interest over the shares with economic rights. Provida also was paid by AFC for rendering technological support and technological advisory services. From that date onwards this company is under a liquidation process and during 2014 paid a dividend, corresponding to a total of MCh$2,704 to Provida.

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

MetLife Chile Seguros de Vida S.A. Provida entered into transactions with this company regarding collective health insurance policies to certain Provida employees.

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

BBVA Compañía de Seguros de Vida S.A. On January 1, 2005, BBVA Compañía de Seguros de Vida S.A. was awarded the bidding of Provida’s life and disability insurance until June 2009. This contract was amended in September 2010 regarding the applicable measurement period and finally closed in December 2013. After the process of review and analysis of financial and actuarial aspects, the contract was terminated and settled on March 31, 2014. As part of the settlement Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

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

Aplica Soluciones Tecnológicas Chile Ltda. On January 4, 2010 a contract was entered into related to the design and development of a/the software system.

Forum Servicios Financieros S.A. The transactions between Provida and this entity included agreement of office rentals.

For the fiscal years 2014, 2013 and 2012, details of the related party transactions were disclosed in Note 10 to the audited Consolidated Financial Statements.

Company	Transaction	Amount of transactions			Effect on income (expense)
		2014	2013	2012	2014	2013	2012
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	-	-	2,832	2,832	(425)	(566)
	Office Rental	-	-	1	1	-	1
	Self service dispenser lease	-	-	107	114	(80)	(107)
BBVA Corredores de Bolsa S.A.	Financial services	-	-	62	169	(29)	(62)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	-	-	1,211	1,250	784	1,211
	Rentals (agencies, Huérfanos and Bandera Tower)	-	-	520	518	(278)	(520)
	Community fees as lessor	-	-	33	167	26	33
	Community fees as lessee	-	-	96	210	(368)	(96)
	Pension payment service	-	-	7	26	(144)	(7)
	Collection contract	-	-	-	4	-	-
	Expense for bank account maintenance	-	-	3	1	-	(3)
	Savings payment service	-	-	11	50	(10)	(11)
	Cash payment service	-	-	4	-	(1)	(4)
	Purchase of real estate	-	-	1,997	-	-	-
	Sale of real estate	-	-	(966)	-	294	1,005
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	-	-	329	370	(146)	(329)
	Casualty rate provision	-	-	(4,047)	(3,031)	1,539	4,047
	Financial income provision	-	-	953	2,151	218	953
	Insurance settlement	-	-	2,604	990	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,712	1,670	1,620	1,624	(1,670)	(1,620)
	Young worker subsidy	15	16	17	15	(16)	(17)
	DNPA (declaration of unpaid contributions) service	56	69	44	94	(69)	(44)
	Password administration	250	164	128	166	(164)	(128)
	Data processing	524	305	28	147	(305)	(28)
	Data transference	15	12	9	14	(12)	(9)
	Technological services	6	2	3	5	(2)	(3)
	SSAE 16 report	-	-	-	(11)	-	-
	MAC Service	-	-	-	24	-	-
	Monitoring Service	-	-	-	1	-	-
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	-	-	269	219	-	269
	Technological Supportive Services	-	202	86	271	(3)	86
Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios S.A.)	Data Processing	-	-	1,481	1,428	(1,225)	(1,481)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	-	-	26	57	(29)	(26)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	-	-	3,943	5,102	(720)	(3,943)
	Office rentals	-	-	503	491	385	503
Aplica Soluciones Tecnológicas Chile Ltda.	Common Charges as lessee	-	-	21	21	31	21
	Software development	-	-	655	412	(7)	(15)
	Technological services	-	-	51	-	-	(51)
Forum Servicios Financieros S.A.	Office rentals	-	-	-	-	29	-
MetLife Chile Seguros de Vida S.A.	Health insurance policies	101	14	-	-	(14)	-

During the fiscal year 2013, the Board of Directors, with the recommendation of the Directors’ Committee, approved the following transaction with prior related parties, which was entered into on similar terms and conditions to those prevailing in the market.

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

Finally, during 2014 Provida conducted an international private bidding process for the provision of technology services. In this process, Provida tried to select a provider that renders the processing, hosting, and migration of databases and systems from its current location in Mexico. After a thorough analysis, at the Extraordinary Meeting held on April 29, 2014, the Board of Directors, with the recommendation of the Directors’ Committee, approved to award the company IBM Chile S.A. technological and data processing services, under the terms established in the bidding and its offer. The most important of these conditions were communicated to the market through a material event comunication on the same date. For more details see “Item 10. Additional Information - C.Material contracts”.

C.	Interests of experts and counsel

None.

Item 8.   FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends and dividend policy

At the Ordinary Shareholders’ meeting held on April 27, 2012 it was agreed to pay a dividend for the fiscal year 2011 for an amount equivalent to 100% of Provida’s net profit. At the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2012 for an amount equivalent to 100% of Provida’s profit, a proposal that was approved in the Ordinary Shareholders’ meeting held on April 30, 2013. Finally, at the same meeting, the Board of Directors announced its intention to pay a dividend for the fiscal year 2013 for an amount equal to at least 30% of Provida’s profits (dependent on the Company’s investment and financing needs after the distribution of dividends to be determined, as a result of the agreement for the sale of the shareholding held in AFP Provida), which was submitted for vote in the Shareholders’ meeting held on April 30, 2014.

As agreed between our former controlling shareholder, Banco Bilbao Vizcaya Argentaria S.A. and BBVA Inversiones Chile S.A., and our new ultimate controlling shareholder, MetLife, Inc., in connection with the sale of the stake held in AFP Provida, at the Board of Directors’ Extraordinary meeting N° 50 held on May 2, 2013, it was agreed to summon an Extraordinary Shareholders’ meeting in order to distribute an extraordinary dividend N° 59 amounting to Ch$248.51 per share out of retained earnings from previous years, which was finally approved by the Extraordinary Shareholders’ meeting held on May 30, 2013, and which payment was made in the same date to those shareholders registered in the Register of Shareholders as of May 24, 2013.

Additionally, as agreed between our former controlling shareholder, Banco Bilbao Vizcaya Argentaria S.A. and BBVA Inversiones Chile S.A. and our new ultimate controlling shareholder, MetLife, Inc., in connection with the sale of the stake held in AFP Provida, at the Board of Directors’ Extraordinary meeting N° 51 held on August 5, 2013, it was agreed to summon an Extraordinary Shareholders’ meeting in order to distribute an extraordinary dividend N° 60 amounting to Ch$82.92 per share out of retained earnings from previous years, which was finally approved by the Extraordinary Shareholders’ meeting held on August 27, 2013, and which payment was made on September 4, 2013 to those shareholders registered in the Register of Shareholders as of August 29, 2013.

During 2014, at the Ordinary Shareholders’ meeting held on April 30, 2014, it was agreed to pay the dividend N° 61 for the fiscal year 2013 amounting to Ch$126.50 per share and equivalent to distribution of 30% of Provida’s net profit.

Dividends per share for each period
	2013(2)	2012	2011
Total dividend (Ch$)	126.50	314.00	238.00
Dividend ratio (1)	30%	100%	100%

(1)	Annual dividends for the corresponding annual net profit.
(2)	During 2013, two extraordinary dividends were distributed of Ch$248.51 per share and of Ch$82.92 per share out of retained earnings from previous years in May and September, respectively.

B.	Significant changes

See “Item 4. Information on Provida—A. History and development—Recent developments” for information on recent and pending transactions affecting Provida.

Item 9.   THE OFFER AND LISTING

A.	Offer and listing details

Provida estimates that during 2014, shares of its common stock were traded on 55% of the trading days of the Santiago Stock Exchange. The table below shows, for the periods indicated, the quarterly high and low trading prices in pesos per share of common stock listed on the Santiago Stock Exchange, the quarterly high and low trading prices in dollars per ADS traded on the New York Stock Exchange (The “NYSE”) and the high and low trading prices for the last five months in pesos per share of common stock listed on the Santiago Stock Exchange. The Provida ADS last traded on the NYSE on September, 18, 2014, due to termination of the American Depositary Receipt program and delisting of the American Depositary Shares from the NYSE, which was approved by the Board of Directors at the Extraordinary meeting held on June 6, 2014. On the same date, pursuant to the Deposit Agreement, dated as of November 22, 1994, as amended and restated as of August 19, 1999, among Provida, the Bank of New York Mellon, as Depositary (“BNYM” or the “Depositary”) and the owners and beneficial owner of American Depositary Receipts (“ADRs”) - (the "Deposit Agreement"), AFP Provida provided written notice to the Depositary of the termination of its ADR program. Consequently and in accordance with the Deposit Agreement, BNYM provided 90 days' notice of termination of the Deposit Agreement to all holders of record of ADSs prior to delisting of  the ADSs from the NYSE. See “Presentation of Information” for the exchange rates applicable during the periods set out below.

	Santiago Stock Exchange		NYSE
	(Ch$ per share (1))		(US$ per ADS(2))
Period	High	Low	High	Low
1st Quarter 2010	1,700.00	1,528.00	50.49	43.00
2nd Quarter 2010	1,733.00	1,515.10	48.29	41.80
3rd Quarter 2010	2,037.00	1,539.90	62.91	42.26
4th Quarter 2010	2,700.00	2,015.00	86.91	62.91
1st Quarter 2011	2,616.50	2,204.70	80.70	67.48
2nd Quarter 2011	2,620.00	2,199.70	82.78	69.13
3rd Quarter 2011	2,360.50	1,800.20	76.79	56.42
4th Quarter 2011	2,331.00	1,920.00	67.01	55.00
1st Quarter 2012	2,560.00	2,200.00	79.00	65.99
2nd Quarter 2012	2,900.00	2,445.00	83.78	71.51
3rd Quarter 2012	3,038.90	2,768.00	96.47	84.24
4th Quarter 2012	3,500.00	2,935.00	111.48	92.52
1st Quarter 2013	3,500.00	3,190.40	111.72	101.07
2nd Quarter 2013	3,397.30	2,859.40	104.75	83.63
3rd Quarter 2013	3,202.00	2,860.10	92.20	82.93
4th Quarter 2013	3,100.00	2,825.00	87.60	82.09
1st Quarter 2014	3,300.00	2,994.00	90.00	78.01
2nd Quarter 2014	3,525.00	3,200.00	96.40	84.11
3rd Quarter 2014	3,690.40	3,280.00	93.04	81.91
4th Quarter 2014	3,689.50	3,180.00	-	-
November 2014	3,681.00	3,650.00	-	-
December 2014	3,680.00	3,180.00	-	-
January 2015	3,600.00	3,200.00	-	-
February 2015	3,010.00	3,000.00	-	-
March 2015	3,050.00	2,900.00	-	-
Until April 24, 2015	3,100.00	3,000.00	-	-

Source: Santiago Stock Exchange – Official Quotations Bulletin.

(1)	Pesos per share of common stock reflect the nominal price on the trade date.
(2)	Each ADS represents 15 shares of common stock.

On December 29, 2014, at an Extraordinary Shareholders’ Meeting held on that date, the merger by absorption of the Company into MetLife Chile Acquisition Co. (the “Merger”) was approved. Upon effectiveness of the Merger the surviving company will be renamed as “Administradora de Fondos de Pensiones ProVida S.A.”and will succeed the Company in all its rights and obligations. As a consequence, the Company will be dissolved with no liquidation procedures, since its shareholders will subsequently become shareholders of the surviving company, except for those shareholders  who exercised their right to withdraw in accordance with article 69 of the Chilean Corporate Law.

The withdrawal right of the shareholders dissenting with the Merger was exercised within 30 days counted from the date of the Extraordinary Shareholders’ Meeting and the total withdrawal percentage amounted to 1.01% of the Company’s shares of common stock. The price paid was Ch$3,555.8 per share, as determined pursuant to applicable Chilean law.

Pursuant to the Notices to Holders of AFP Provida S.A. American Depositary Shares (“ADSs”) dated June 19, 2014 and March 6, 2015, BNYM advised that the Deposit Agreement, was terminated, effective 5:00 pm (Eastern Time) on September 18, 2014, and the Depositary may sell the underlying shares of Provida common stock in accordance with the terms of the Deposit Agreement any time after March 17, 2015.

The Bank of New York Mellon advised to ADS holders if they do not surrender their ADSs and request delivery of the underlying shares before the Depositary sells those shares as per the terms and conditions of the Deposit Agreement, they will lose the right to receive those shares and instead will be entitled, upon subsequent surrender of their ADSs, to receive the net proceeds of the sale of those shares less any applicable taxes, charges and fees. The Depositary advised that any sale of the underlying shares, as and when the sale occurs, may be subject to a 35% Chilean capital gains tax based on the total amount of the sale, Chilean value added, tax any other governmental charges, broker fees or commissions, currency conversion expenses and the Depositary’s surrender fees of $0.05 per ADS.

On March 17, 2015, BNYM began to sell all remaining shares and proceeds from such sales have been distributed to ADS holders who have surrendered their shares.

As of April 24, 2015, the closing trading price for shares of Provida’s common stock listed on the Santiago Stock Exchange was Ch$3,100 per share or US$5.05 per share, converted at the Observed Exchange Rate of Ch$614.42 = US$1.00 on the same date.

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

History and description

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 48 shareholders. As of December 31, 2014, 222 companies had shares listed on the Santiago Stock Exchange, which is the most significant exchange in Chile, accounting for 88.50% of all equity traded in Chile. Approximately 10.25% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and brokerage houses, non-members of the Santiago Stock Exchange. The remaining 0.45% of equity is traded on the Valparaíso Stock Exchange.

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

The table below summarizes market capitalization, trading volumes and performance indicators for stocks traded on the Santiago Stock Exchange in the last 5 fiscal years:

As of:	Market Capitalization (1)	Annual Trading Volume (1)	IGPA Index (2)	IPSA Index (2)
	(US$ billion)	(US$ million)
December 31, 2010	340.50	45,988.00	468.71	547.15
December 31, 2011	269.25	57,332.00	410.60	463.87
December 31, 2012	313.46	46,577.00	429.78	477.62
December 31, 2013	266.01	45,792.00	371.78	410.76
December 31, 2014	233.04	32,442.00	384.91	427.61

Source: The Santiago Stock Exchange.

(1)	US dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2)	Index base = 100 on December 31, 1996.

Volatility

The IPSA has decreased at an annual real rate of 9.16% (with a standard deviation of 15.11%) for the period between December 31, 2010 and December 31, 2014. During 2014, the IPSA decreased by -1.48% in real terms. As the table below shows, variations in the performance of listed stocks are often significant and reflect the high level of volatility characteristic of the Santiago Stock Exchange:

	Real Annual % Change in
Year	IGPA Index	IPSA Index
2010	38.17	37.60
2011	(12.39)	(15.22)
2012	4.67	2.97
2013	(13.49)	(14.00)
2014	(2.02)	(1.48)

Source: The Santiago Stock Exchange.

Liquidity

As of December 31, 2014, 2013 and 2012, the market capitalization of equity securities listed on the Santiago Stock Exchange reached US$233.04 billion, US$266.01 billion and US$313.46 billion, respectively. The ten companies with the largest market capitalization on the Santiago Stock Exchange represented 58.4% in 2014, 45.7% in 2013 and 43.2% in 2012 of the IPSA index. The average monthly trading volumes for the years ended December 31, 2014, 2013 and 2012, were MMUS$2,808, MMUS$3,831 and MMUS$3,881, respectively.

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

Market information

Since November 16, 1994, and until September 18, 2014 Provida’s ADS were listed on the New York Stock Exchange under the symbol “PVD”. Until August 25, 1999, each ADS represented one share of Provida’s common stock, while after the increase in Provida’s issued share capital each ADS came to represent fifteen shares of common stock. Until February 7, 1996, the ADS were deposited with The Chase Manhattan Bank N.A. which acted as depositary. After that date, Provida’s ADS have been deposited with The Bank of New York Mellon as the successor depositary (the “Depositary”).

During the fiscal year 2014, a total of 24,224,221 shares of Provida’s common stock were traded in Chilean Stock markets (the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Electronic Stock Exchange) and the New York Stock Exchange, amounting to approximately 7.3% of the Company’s shares of common stock.

In 2014, the value of trades of Provida’s stock listed on the Chilean stock market was MCh$10,488 (approximately MUS$17), lower by 95.2% with respect to the figure recorded for the previous year, and the value of trades of Provida’s stock listed on the New York Stock Exchange was MUS$124, lower by 70.2% with respect to the figure for 2013. In total, trades had a value of MCh$85,961 (MUS$142), equivalent to 82.1% of the Company’s paid-in capital.

The breakdown by each stock exchange for the fiscal year 2014 is as follows:

-	A total of 2,997,047 shares of Provida’s common stock were traded on the Santiago Stock Exchange for a total value of MCh$10,129. The average price was Ch$3,380 per share.

-	A total of 104,219 shares of Provida’s common stock were traded on the Electronic Stock Exchange for a total of MCh$359.

-	The number of shares of Provida’s common stock traded on the Valparaíso Stock Exchange was nil.

-	A total of 1,408,197 ADS (1 ADS representing 15 shares of Provida’s common stock) were traded on the New York Stock Exchange for a total of MUS$124.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.
Item 10.    ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Organization and register

Provida is a corporation organized under the Chilean Corporation Law and under the Decree Law 3,500. Shareholder rights in Chilean corporations are governed by the applicable provisions of the Chilean Corporations Act (“Ley de Sociedades Anónimas 18,046”) and such provisions are consistent with or do not conflict with those established in the Decree Law 3,500 and the company’s by-laws. These effectively serve the purpose of both the articles of association or certificate of incorporation and the by-laws of a company incorporated in the United States.

The Company’s deed of incorporation was executed on March 3, 1981 and was registered in the Registry of Commerce of Santiago on April 6, 1981, on number 6,060, number 3,268. The last modification to the Company’s by-laws was approved at the Extraordinary Shareholders’ meeting held on April 30, 2009, in which they agreed to modify the composition of the Board of Directors in order to establish that the Company will be administered by a Board of Directors composed of 7 Directors and 2 Alternate Directors. The Company’s current by-laws have been filed as Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2014.

As mentioned in “Item 4” the shareholders have approved a merger of the Company into MetLife Chile Acquisition Co. S.A., subject to approval by the Superintendency of Pensions.  The Company currently expects the merger to be finalized during the third quarter of 2015.

Purpose

Article 4 of the Company’s amended and restated by-laws establishes its corporate purpose as follows: “the Company’s exclusive purpose is to (i) manage pension funds established by law; (ii) provide and administer the benefits established in the Decree Law 3,500 passed in 1980 and its amendments and those specifically authorized by other present or future legal enactments; (iii) constitute and/or participate, as a complement to its line of business, in related companies pursuant to Article 23 and 23 bis of said Decree Law 3,500; (iv) carry out activities authorized by law constituting and/or participating in related companies or united corporations authorized by law and/or as agreed to by the Superintendencia de Pensiones and (v) constitute and/or participate in corporations constituted as securities custodian companies under Law 18,876.

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

(j)
there are no articles in the by-laws governing the ownership threshold above which a shareholder must disclose his/her holdings. Nevertheless, as required by law, if as a consequence of any acquisition, a person or group of persons with agreement in acting has or exceeds two-thirds of the voting of the Company, they shall be forced to make a public offer for the rest of the outstanding shares, within a period and in a way established by the Chilean stock market Law; and

(k)	there are no restrictions in the by-laws imposing more stringent conditions than those required by law to change the capital of the Company.

In order to modify shareholders’ rights, the by-laws must be amended to reflect such modification. To amend the Company’s by-laws, the pertinent modification must be proposed and approved at the Extraordinary Shareholders’ meeting and subsequently, the Superintendency of Pensions shall authorize such amendment by a resolution that must be published in the Official Gazette, as well as in the Register of Business Enterprises.

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

During 2014, Provida subscribed a contract with IBM Chile, a company providing technological and data processing services.

On June 6, 2014, Provida reported to the Superintendent of Pensions, to the Superintendency of Securities and Insurance and to all the Chilean Stock Exchanges, that it had carried out a private international bidding process searching to select a technology service provider to provide processing and data storage services ("Hosting") and migration of databases and systems related to the Central Processing Unit (“Mainframe”) and the Front-End Distributed Infrastructure of the new provider, from its current location in Mexico.

At its meeting held on that date, and after a complete analysis, Provida’s Board of Directors awarded the provision of technological services and data processing to IBM Chile under the terms established in the bidding and its offer. The most important terms include the following:

(i)    The total cost of the migration process is a one-time charge of US$14,159,211;

(ii)   In addition, an annual fee will be charged for hosting services amounting to US$2,954,089 during the first year and gradually decreasing to US$2,614,042 from the fifth year onward. These amounts may be subject to change in the event a larger number of MIPS (Microprocessor without Interlocked Pipeline Stages) than the number established in the bid are required in the process.

(iii) Services will be provided for a term of 132 months, which will include: (a) a transition period of a maximum of 12 months corresponding to the migration process; and (b) an operation period of 120 months.

The annual fee for hosting services awarded compares favorably with the annual price paid by Provida during 2014 to the current provider, which was US$3,170,000. The reduction of the price is based on a new model called “on demand” offered by IBM.

During 2013, Provida did not enter into any material contracts, other than in the ordinary course of business.

In 2013, Provida terminated the following contracts:

-
Contract subscribed with BBVA Servicios Corporativos Ltda. in 2010 for the externalization of services. This contract included the transfer of Provida’s workers who rendered services; the sale of the necessary tangible assets associated to tasks rendered by such workers necessary to carry out these services; the cessation of contracts with providers, the cessation of certain rental agreements; the real estate and room rentals necessary to its functioning and the subscription of outsourcing service contracts. The contract had a duration of 10 years renewable for periods of 10 years. The annual price was UF 260,530 (MCh$6,073) for the year 2010, which increased in accordance with volume annually at a rate of 3.38%. In the Ordinary Meeting held on February 23, 2011, the Board of Directors approved a reduction of UF 36,110 per year in the service fee paid to BBVA Servicios for the year 2011, with an annual price of UF 233,225.91 (MCh$5,436).

At the Extraordinary meeting held on August 31, 2012, Provida’s Board of Directors approved an amendment by which BBVA Servicios – Continuadora reduced the services rendered by BBVA Servicios to Provida, thus the annual cost of services decreased to UF41,932,01 (MCh$977) and the contract was no longer considered material to Provida.

-
Insurance agreement subscribed with BBVA Seguros de Vida S.A. on December 22, 2004, effective from January 1, 2005 until June 30, 2009 pursuant to which Provida took out insurance for its life and disability payment obligations in excess of a certain casualty rate level, as negotiated with BBVA Seguros de Vida S.A. Under this agreement, Provida paid all casualties up to the maximum rate specified therein. This insurance agreement was modified by mutual consent of the parties effective as of January 2008 in order to update the mortality tables used to calculate benefits, which increased the cost of the insurance. In July 2009, the conditions under which the contract operated were modified by mutual consent, taking into consideration that the life and disability insurance constituted a mismatch risk between the assets and liabilities arising from such obligation and a change instructed by Superintendency of Securities and Insurance that allowed the maintenance of a technical reserve valued according to the conditions prevailing in the market. The above intended to modify the calculation of the monthly financial income by defining a benchmark to invest assets and establishing that the difference in the return between the defined benchmark and the asset portfolio would be 90% to Provida and 10% to the insurer when the difference was positive and 10% to Provida and 90% to the insurer when the difference was negative.

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

On the other hand, taxpayers of additional taxes will be granted a credit, which will be equivalent to the amount paid as first category tax, affecting gains distributed. The First Category Tax credit, if available, does not reduce the Withholding Tax on a one for one basis because it increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The amount of the credit will depend on the year in which profits had been generated and the tax rates imposed on such profits.  During 2014, the rate of the First Category Tax was 21% in conformity with the new Law N° 20,780 of September 2014 which fixed the tax rate affecting companies domiciled in Chile.

The tax reform bill enacted on September 29, 2014 provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer election that limits the corporate tax rate to 25% but eliminates the taxable profits fund, an exemption on taxes on corporate income that is reinvested. Provida currently expects to make the taxpayer election that will limit the corporate tax rate to 25%.

In fact, besides the gradual increase in the rate of the First Category Tax, starting in 2014 with an increase from 20% to 21%, the law provides that the taxpayer should choose until the latter half of 2016 (to be implemented from 2017 for a period of 5 years) between two tax alternatives: (i) the “Renta Atribuida” scheme contemplating a rate of the First Category Tax of 25% from 2017; or (ii) the “Parcialmente Integrado” scheme contemplating a rate of the First Category Tax of 25.5% in 2017 and 27% from 2018.

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

For non-Chilean companies, unless an exemption applies (as described below), gains recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADS representing such shares) will be subject to a capital gains tax (at a rate of 21.0% for 2014), and an additional tax at a rate of 35% (the former being creditable against the latter) if: (i) the foreign holder has held the shares for less than one year since exchanging ADS for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares or (iii) the foreign holder transferred shares of common stock to a related person, as defined in the Chilean tax law. For non-Chilean individuals, gains on the disposition of shares will be subject only to the capital gains tax (at the rate described above), unless an exemption applies (as described below).

Generally, the tax basis of underlying shares received in exchange for ADS is the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement establishes the value of shares received at the highest price at which they were traded on the Santiago Stock Exchange on the date of the exchange (the “Stock Exchange Price”). Consequently, the conversion of ADS into shares and the immediate sale of such shares for the value established under the Deposit Agreement generally would not generate a capital gain; therefore, the conversion and immediate sale would not be subject to taxation in Chile. However, the Depositary has advised that any sale of the remaining underlying shares of Provida common stock by the Depositary in connection with the termination of the ADR Program may be subject to a 35% capital gains tax. See “Item 9 – The Offer and Listing – A. Offer and Listing Details.” It is possible to exchange ADS for shares, but, under Chilean law, it is not possible to exchange shares for ADS.

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

The exercise of preemptive rights relating to the shares is not subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares is subject to both the 21% capital gains tax (in the case of year 2014) and the 35% Withholding Tax (the former being creditable against the latter).

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

(1)
The law 20,448 of 2010 derogated from the article 18 and incorporated the current article 107 of the income tax law; however, the new text of the article 107 of the income tax law states that, in order to exempt from taxes the greater value from a sale of shares or capital gains, shares should be acquired in a stock exchange in a country authorized by the Superintendency of Securities and Insurance. In other words, in order to use the exemption, ADRs are required to be acquired in a stock exchange authorized by the Superintendency of Securities and Insurance, unless the Internal Revenue Service of Chile applies a different interpretation in the future.

U.S. federal income tax considerations for U.S. holders

As a result of the Merger, the Company will be dissolved and its shareholders will become shareholders of the surviving company, MetLife Chile Acquisition Co. S.A., which will be renamed Administradora de Fondos de Pensiones ProVida S.A.

The Company’s ADR program was terminated, effective September 18, 2014, and the Company was delisted from the New York Stock Exchange as of October 3, 2014.  Bank of New York Mellon provided notices on June 19, 2014 and March 6, 2015 to all holders of record of ADSs of the termination of the ADR program and advised that holders who do not surrender their ADSs for the underlying shares before the Depositary sells those shares will lose the right to receive the shares and will instead be entitled, upon subsequent surrender of their ADSs, to receive the net proceeds from the sale of the shares less any applicable taxes, charges and fees.  U.S. holders of shares or ADSs should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADSs in their particular circumstances, including the consequences of the (i) Merger, (ii) receipt of underlying shares by surrendering ADSs to the Depositary, and (iii) receipt of the proceeds from a sale of the underlying shares by the Depositary.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. We file or furnish reports and other information to the SEC to the extent required by the statutory requirements applicable to our Company. Reports and other information filed or furnished by us to the SEC may be inspected and copies obtained at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operations of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC’s website at www.sec.gov.

I.	Subsidiary information

Not applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s future earnings and financial position are exposed to fluctuations in mandatory investments, foreign currency,  the value of long-term obligations in connection with life and disability insurance and interest rate. In the ordinary course of business, Provida manages its exposure to risk of its trading and investment activities as mentioned below.

Mandatory investments

Provida’s main asset is mandatory investments and is equivalent to a 1% equity interest in that pension fund. Provida is required to maintain a 1% equity interest in each pension fund it invests in. Mandatory investments in pension funds represent more than 50% of Provida’s total assets under management and given the volatility of local and foreign markets in which the pension funds’ assets are invested, Provida’s future gains/losses on mandatory investments are subject to uncertainty which in turn make Provida’s future earnings from these investments equally uncertain.

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

•	VaR methodology

The Risk Division monitors the risks associated with investments in the portfolio on a daily basis. This is performed by using the Parametric VaR methodology and assuming a normal distribution of asset returns.

The VaR model provides the maximum potential loss with a certain confidence level that might occur during a period of time.

Two risk measurements are performed: Absolute VaR and Relative VaR. The Absolute VaR measures the market risk of the Funds that directly impact the value of the Fund. Moreover, the Relative VaR measures the market risk of the relative position against the Benchmark. Accordingly, the Benchmark is derived by the weighted average portfolio of the rest of the Pension Fund Competitors.

Given normal returns assumption, the approach of variance-covariance matrix is used. As such, the future performance of market variables is determined through a group of volatilities (reflecting the amount of relative changes in the market variables) and correlations (indicating the degree of compensation of these variations among them), which were obtained from an historical performance analysis of such variables.

Particularly, the model is implemented by using the exponential smoothing methodology on a daily basis considering a parameter of 0.925 in the construction of the covariance matrix. The latest 100 returns are used for the calculation. Finally, a 99% confidence level and a monthly loss horizon are established.

•	VaR Model validation

The VaR model is tested using the Kupiec’s Test. It is a statistic test which indicates with a 99% confidence level that VaR on a daily basis should not have a number of failures greater than four in order to adequately measure the portfolio‘s implicit risk. A failure is defined as the event in which the VaR is greater than the portfolio return on a daily basis.

For Absolute Risk, the number of failures registered was one in Fund D and two in Fund E during 2014. The other Funds had no failures within this period. These results confirm that the VaR model is appropriate to measure the absolute implicit risk in the portfolios.

Additionally, the information about the positions held by the Benchmark is only known once a month and with 11 days of delay (on an average basis), which is the main reason for not performing the Kupiec’s Test in this case.

Also, we performed a sensitivity analysis of the potential impacts that may result from movements in the positions, given the latest information of the market variables; this is, underlying variances and correlations. In this context riskier positions are more suitable to be managed.

Foreign currency exchange rate risk

As a result of its investment in Provida Internacional, Provida is exposed to foreign exchange rate risks. Provida has investments in its associated foreign company AFP Genesis in Ecuador of MUS$2.3, which contributed MCh$1,373 to Provida’s revenues as of December 31, 2014.

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

From this perspective, the major operational risk events of the Company involve “financial compensation” to participants and delays in crediting contributions in participants’ individual accounts. To this end, during the last five years, the Company has continued to develop mitigation processes for these events by adapting operational processes, redefining processes and systems, increasing bandwidth and data processing.

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

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2014, there were no reimbursements made by the Depositary.

PART II

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal and interest or any other material default in Provida and its subsidiaries’ debt obligations that has not been resolved within 30 days.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.    CONTROLS AND PROCEDURES

Disclosure controls and procedures

Provida, under the supervision of and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness as of December 31, 2014 of the design and operation of disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, the main one being that these control systems can provide only reasonable assurance of achieving their control objectives.

Following the evaluation process, Provida’s Chief Executive Officer and the Chief Financial Officer concluded that Provida’s disclosure controls and procedures are effective as of December 31, 2014 in ensuring that information in relation to Provida and its consolidated subsidiaries, required to be disclosed in reports filed under the Exchange Act is (1) recorded, processed, summarized and reported for the time periods specified in the SEC’s rules and forms and by the deadlines stipulated, and (2) accumulated and communicated to the management, including the principal financial officers in an appropriate way so as to allow decisions regarding required disclosures.

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

Under the supervision of and with the participation of Provida’s management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on an assessment of those criteria, Provida’s management concluded that, as of December 31, 2014, its internal control over financial reporting was effective.

Our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which follows below.

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

To the Shareholders of
Administradora de Fondos de Pensiones Provida S.A.

We have audited the internal control over financial reporting of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
April 30, 2015
Santiago, Chile

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

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

In October 2013, due to the change in controller Mr. Jesús del Pino Durán resigned as a member of the Board of Directors and his position as financial expert. Since then, the independent director Mr. Jorge Marshall Rivera, assumed the position, as he meets the requirements of the “audit committee financial expert” in accordance with SEC rules and regulations. This determination was made by the Board of Directors based on their understanding of International Financial Reporting Standards (IFRS); their ability to assess the general application of IFRS in connection with the accounting for estimates, provisions and reserves, their experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the audited Consolidated Financial Statements, their understanding of internal controls over financial reporting and their understanding of audit committee functions. All three members of the Directors’ Committee have experience in overseeing and assessing the performance of Provida and its consolidated subsidiaries and its external auditors have experience in the preparation, auditing and evaluation of Provida’s audited Consolidated Financial Statements. The former audit committee’s financial expert, Mr. Jesús del Pino, and the current audit committee’s financial expert Mr. Jorge Marshall currently satisfy the “independence” standard established in Rule 10A-3 of the Exchange Act.

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

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Provida’s Board of Directors expressly approves, on a case-by-case basis, any engagement of our independent auditors for audit or non-audit services.

All services described in each paragraphs (b) through (d) of this item were approved by the Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit Fees

Amounts billed by the auditors for statutory audit and other services approved by the Audit Committee, were provided as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Audit Fees(1)	337.6	283.4	259.5
Audit Related Fees(2)	105.9	8.0	12.6
Tax Fees(3)	-	4.6	4.5
All Other Fees(4)	-	-	4.0
Total	443.5	296	280.6

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

Item 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND RELATED PURCHASERS

In 2014, MetLife Chile Acquisition Co. S.A. purchased 6,179,493 of Provida’s equity securities, as described in the table below. Unless otherwise indicated, all shares were purchased in open-market transactions. MetLife, Inc. and MetLife Chile Acquisition Co. S.A. have stated in their ownership report with respect to Provida on Schedule 13D filed with the SEC, that they may at any time, or from time to time, acquire additional common shares of Provida.

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share
March 1 – March 31, 2014(1)(2)	1,289,505	U.S.$	6.1476
April 1 – April 30, 2014	-		-
May 1 – May 31, 2014 (3)	1,383,570		6.1476
June 1 – June 30, 2014	434,310		6.1476
July 1 – July 31, 2014	-		-
August 1 – August 31, 2014 (4)	1,414,065		6.1476
September 1 – September 30, 2014 (5) (6) (7)	1,658,043		6.1476
Total 2014	6,179,493	U.S.$	6.1476

(1)
Includes 149,625 Common Shares (represented by 9,975 ADSs) acquired in exchange for an aggregate of U.S.$919,834.65 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with Little Oak Asset Management, LLC entered into on March 28, 2014.

(2)
Includes 1,139,880 Common Shares (represented by 75,992 ADSs) acquired in exchange for an aggregate of U.S.$7,007,526.29 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with CIBC World Markets Inc. entered into on March 31, 2014.

(3)
Includes 1,225,980 Common Shares (represented by 81,732 ADSs) acquired in exchange for an aggregate of U.S.$7,536,834.65 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with Rangley Capital Partners, L.P. entered into on May 16, 2014.

(4)
Includes 1,414,065 Common Shares (represented by 94,271 ADSs) acquired in exchange for an aggregate of U.S.$8,693,105.99 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with Rangley Capital Partners, L.P. entered into on August 22, 2014.

(5)
Includes 494,085 Common Shares (represented by 32,939 ADSs) acquired in exchange for an aggregate of U.S.$3,037,436.95 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with CIBC World Markets Inc. entered into on September 26, 2014.

(6)
Includes 1,117,740 Common Shares (represented by 74,516 ADSs) acquired in exchange for an aggregate of U.S.$6,871,417.42 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with Rangeley Capital Partners, LLC entered into on September 26, 2014.

(7)
Includes 810 Common Shares (represented by 54 ADSs) acquired in exchange for an aggregate of U.S.$4,979.56 in cash, or U.S.$6.1476 per Common Share, pursuant to an American Depositary Share Purchase Agreement with Andrew Lichtenstein, Inc. entered into on September 26, 2014.

Item 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Since the date of the Ordinary Shareholders’ meeting held on April 30, 2014, where it was agreed that Provida would continue to retain the services of the external auditing firm, whose reports appear in this Form 20-F, there have been no changes for the fiscal year 2014.

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

Item 19.   EXHIBITS

Index to Exhibits:

1.1
English translation of the By-Laws of Administradora de Fondos Pensiones Provida S.A. (“Provida”) (incorporated herein by reference to Exhibit 1.1 to Provida’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 23, 2011).

8.1*	List of Subsidiaries
12.1*	Section 302 Certification of the Chief Executive Officer
12.2*	Section 302 Certification of the Chief Financial Officer
13.1*	Section 906 Certification of the Chief Executive Officer
13.2*	Section 906 Certification of the Chief Financial Officer
*  Filed with this Annual Report on Form 20-F

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Administradora de Fondos de Pensiones Provida S.A.

By:	/s/ Ricardo Rodríguez Marengo
	Name:	Ricardo Rodríguez Marengo
	Title:	Chief Executive Officer

Date: April 30, 2015

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Administradora de Fondos de Pensiones Provida S.A.

We have audited the accompanying consolidated statements of financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Administradora de Fondos de Pensiones Provida S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte
April 30, 2015
Santiago, Chile
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

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013

		As of December 31,
		2014	2013
	Note	MCh$	MCh$
Assets
Current Assets
Cash and cash equivalents	5	74,163	45,029
Financial assets at fair value through profit and loss	14	4,168	4,451
Trade and other receivables	8	6,411	5,815
Accounts receivable from related parties	10	1,377	1,484
Inventories		119	123
Prepayments	9	1,059	604
Current tax assets	11	6,871	5,432
Other current assets	18	28	38
Total Current Assets		94,196	62,976
Non-Current Assets
Mandatory investment	6	276,281	234,929
Trade and other receivables, net	8	522	479
Investments accounted for using equity method	13	4,837	7,401
Intangible assets other than goodwill	16	22,165	25,873
Goodwill	17	273	273
Property, plant and equipment, net	15	24,645	23,703
Prepayments	9	-	314
Other non-current assets	18	34	48
Total Non-Current Assets		328,757	293,020

Total Assets		422,953	355,996

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013

		As of December 31,
		2014	2013
	Note	MCh$	MCh$
Liabilities and Equity
Current Liabilities
Interest-bearing borrowings	19	65	62
Trade and other payables	20	49,063	58,226
Accounts payable to related parties	10	523	510
Provisions	21	17,425	13,410
Current tax liabilities	11	290	5,279
Other current liabilities	22	133	114
Accrued liabilities		1,657	1,601
Total Current Liabilities		69,156	79,202
Non-Current Liabilities
Interest-bearing borrowings	19	202	246
Deferred tax liabilities	11	47,626	33,795
Other non-current liabilities	22	784	746
Total Non-Current Liabilities		48,612	34,787
Equity
Issued capital	23	104,764	104,764
Other reserves	23	1,118	963
Retained earnings	23	199,303	136,280
Equity attributable to owners of parent		305,185	242,007
Non-controlling interests		-	-
Total Equity		305,185	242,007
Total Liabilities and Equity		422,953	355,996

The accompanying notes are an integral part of these consolidated financial statements.

 ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIAS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

		For the years ended December 31,
		2014	2013	2012
	Note	MCh$	MCh$	MCh$
Revenues from Operations
Revenue	7	184,093	171,762	163,718
Mandatory investments	6	35,046	14,991	14,515
Total Revenues from Operations		219,139	186,753	178,233
Expenses from Operations
Life and disability insurance premium expense	12	1,148	(2,095)	3,718
Employee expenses		(48,687)	(43,728)	(32,157)
Depreciation and amortization	15-16	(7,058)	(13,601)	(8,676)
Impairment losses		(87)	(66)	(315)
Miscellaneous other operating expenses	26	(42,176)	(35,746)	(31,934)
Total Expenses from Operations		(96,860)	(95,236)	(69,364)
Net Operating Income		122,279	91,517	108,869
Other Income (Expenses):
Finance costs	27	(19)	(22)	(30)
Financial income		1,247	2,177	2,916
Share of profit of associates accounted for using equity method	13	3,635	8,024	13,233
Exchange differences		(179)	86	(10)
Other non-operating income	29	2,392	68,594	4,901
Other non-operating expenses	28	(1,841)	(723)	(339)
Total Other Income		5,235	78,136	20,671
Profit before Income Tax		127,514	169,653	129,540
Income tax expense	11	(33,364)	(29,567)	(25,506)
Profit after tax from continuing operations		94,150	140,086	104,034
Profit after tax from discontinuing operations		-	-	-
Profit		94,150	140,086	104,034

Profit attributable to owners of parent and non-controlling interests
Profit attributable to owners of parent		94,150	140,086	104,034
Profit attributable to non-controlling interests		-	-	-
Profit		94,150	140,086	104,034
Earnings per Share (in Ch$) Basic and Diluted Earnings Shares:
Basic and diluted earnings per share from continuing operations		284.17	422.82	314.00

The accompanying notes are an integral part of these consolidated financial statements.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIAS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Profit	94,150	140,086	104,034
Other Comprehensive Income
Components of other comprehensive income that will not be reclassified to profit or loss	-	-	-

Components of other comprehensive income that may be reclassified to profit or loss, before tax:
Exchange differences on translation:
Gains (losses) on exchange differences on translation, before tax	242	99	(529)
Reclassification adjustments on exchange differences on translation, before tax	-	2,630	-
Other comprehensive income exchange differences on translation before tax	242	2,729	(529)
Total other comprehensive income, before tax, that may be reclassified to profit or loss	242	2,729	(529)
Aggregated income tax relating to components of other comprehensive income that may be reclassified to profit or loss	-	-	-
Total Other Comprehensive Income	242	2,729	(529)
Total Comprehensive Income	94,392	142,815	103,505

Comprehensive attributable to
Comprehensive income, attributable to owners of parent	94,392	142,815	103,505
Comprehensive income, attributable to non-controlling interests	-	-	-
Total Comprehensive Income	94,392	142,815	103,505

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2014	104,610	154	(439)	1,402	963	136,280	242,007	-	242,007
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	94,150	94,150	-	94,150
Other comprehensive income	-	-	242	-	242	-	242	-	242
Comprehensive income	-	-	242	-	242	94,150	94,392	-	94,392
Dividends	-	-	-	-	-	(31,127)	(31,127)	-	(31,127)
Increase (decrease) through transfers and other changes	-	-	-	(87)	(87)	-	(87)	-	(87)
Total changes in equity	-	-	-	(87)	(87)	(31,127)	(31,214)	-	(31,214)
Equity at end of period 31/12/2014	104,610	154	(197)	1,315	1,118	199,303	305,185	-	305,185

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2013	104,610	154	(3,168)	2,625	(543)	210,453	314,674	-	314,674
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	140,086	140,086	-	140,086
Other comprehensive income	-	-	2,729	-	2,729	-	2,729	-	2,729
Comprehensive income	-	-	2,729	-	2,729	140,086	142,815	-	142,815
Dividends	-	-	-	-	-	(212,749)	(212,749)	-	(212,749)
Increase (decrease) through transfers and other changes	-	-	-	(1,223)	(1,223)	(1,510)	(2,733)	-	(2,733)
Total changes in equity	-	-	-	(1,223)	(1,223)	(214,259)	(215,482)	-	(215,482)
Equity at end of period 31/12/2013	104,610	154	(439)	1,402	963	136,280	242,007	-	242,007

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

			Changes in Other Reserves
	Issued capital	Share premium	Reserve of exchange differences on translation	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of parent	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity at beginning of period 01/01/2012	104,610	154	(2,639)	2,690	51	199,965	304,780	-	304,780
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	104,034	104,034	-	104,034
Other comprehensive income	-	-	(529)	-	(529)	-	(529)	-	(529)
Comprehensive income	-	-	(529)	-	(529)	104,034	103,505	-	103,505
Dividends	-	-	-	-	-	(93,675)	(93,675)	-	(93,675)
Increase (decrease) through transfers and other changes	-	-	-	(65)	(65)	129	64	-	64
Total changes in equity	-	-	-	(65)	(65)	(93,546)	(93,611)	-	(93,611)
Equity at end of period 31/12/2012	104,610	154	(3,168)	2,625	(543)	210,453	314,674	-	314,674

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Cash Flows used in Operating Activities
Fee income received	174,563	162,125	153,602
Payment to suppliers	(61,513)	(35,518)	(31,605)
Premium paid	(15)	(182)	(310)
Remunerations paid	(41,409)	(40,869)	(32,352)
Dividends received	6,111	3,974	8,594
Interest received	1,236	2,084	2,905
Income taxes paid	(19,115)	(26,516)	(18,153)
Other inflows from operations	24,815	17,150	21,939
Other outflows from operations	(5,772)	(4,326)	(10,655)
Net cash flows from operating activities	78,901	77,922	93,965

Cash flows from (used in) investing activities
Proceeds from sales of property, plant and equipment	87	1,319	3,247
Proceeds from sales of shares from mandatory investments	4,699	10,471	7,410
Proceeds from sales of equity method investees	-	93,295	-
Payments for acquiring shares of mandatory investments	(11,006)	(13,338)	(8,549)
Purchase of property, plant and equipment	(1,622)	(1,936)	(4,381)
Other cash outflows from investing activities	(1,592)	(503)	(1,472)
Other cash inflows from investing activities	1,698	17,238	5,932
Net cash flows used in provided by investing activities	(7,736)	106,548	2,187

Cash flows from (used in) financing activities:
Proceeds from borrowings	39	26	5,058
Proceeds from borrowings from related companies	273	105,442	9,551
Repayments of borrowings	(48)	(265)	(4,519)
Repayments of borrowing from related companies	(-)	(105,600)	(9,439)
Dividend paid	(42,295)	(180,289)	(91,649)
Net cash flows used in financing activities	(42,031)	(180,686)	(90,998)
Net increase in cash and cash equivalents before effect of exchange rate changes	29,134	3,784	5,154
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase in cash and cash equivalents	29,134	3,784	5,154
Cash and cash equivalents at beginning of period	45,029	41,245	36,091
Cash and cash equivalents at end of period	74,163	45,029	41,245

NOTE 1.	CORPORATE INFORMATION

AFP Provida S.A. is a public corporation and legally domiciled at 100 Pedro de Valdivia Avenue, 16th floor, commune of Providencia in Santiago de Chile. The terms “AFP Provida”, “Provida”, “ProVida” and “Company”, refer to the Pension Funds Administrator AFP Provida S.A., unless otherwise stated. References to “AFP” or “AFPs” refer to private pension funds administrators in general.

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

Change of controlling parent

Pursuant to an agreement with Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones Chile S.A. (together, "BBVA"), a subsidiary of MetLife, Inc. acquired 64.32% of the outstanding shares of AFP Provida from BBVA and conducted a public cash tender offer, through which MetLife acquired an additional 27.06% of the outstanding shares of AFP Provida. As a result, as of October 1, 2013, MetLife Inc, through its wholly-owned Chilean subsidiaries Inversiones Previsionales S.A. and MetLife Chile Acquisition Co. S.A., owned 91.38% of the total outstanding shares of AFP Provida, for a total acquisition price of US$1.9 billion.

In October, 2014 MetLife Chile Acquisition Co. SA merged with Inversiones Previsionales S.A, which held 17,023,573 shares of AFP Provida. As a consequence, MetLife Chile Acquisition Co. S.A currently holds 93.24% of the total outstanding shares of Provida.

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

On November 27, 2012, the Extraordinary Shareholders Meeting of Provida Internacional S.A., approved the sale of its shares held in the Mexican investee AFORE Bancomer. The net gain on sale was MCh$38,755.

Subsequently, on January 23, 2013, the Shareholders Meeting of Provida Internacional S.A. approved the sale of its shares held in the Peruvian investee AFP Horizonte. The net gain on sale was MCh$26,834.

Currently, Provida only holds a controlling equity interest in AFP Génesis in Ecuador.

Within Chile, AFP Provida is an important shareholder of the Centralized Securities Depository (“DCV”) holding a 23.14% of equity interest, and of PreviRed.com, an entity that offers online services for the collection of pension fund contributions, where Provida holds a 37.87% ownership interest. Furthermore, in January 2002, a new company known as the Administradora de Fondos de Cesantia de Chile S.A. (“AFC”) was created as a result of the approval by a consortium comprised of AFPs, in order to administer Unemployment Insurance  which operations began on October 1, 2002, and in which AFP Provida currently holds a 49.2% ownership interest (37.8% directly and 11.4% indirectly). In October 2013, AFC started its liquidation process as the administration of the unemployment insurance license had expired. The liquidation process will be finalized after the Superintendency of Pensions provides clearance over such process, which shall not exceed three years.

The law requires that all AFPs have one single social objective and are authorized to provide the following services:

Collect and administer contributions made by participants - The collection and administration service that AFPs provide refers to both mandatory and voluntary contributions made by participants.

Invest contributions of participants in pension funds administered by the AFP - In terms of the general objective of its investing activities, Provida administers the investment portfolios composed of participants’ contributions, seeking the highest possible returns based on the risk level and terms of each participant’s profile. For this purpose and according to prevailing regulations, participants can choose from five types of funds that allow them to maximize their expected pension in accordance with their specific risk profile. The types of funds differentiate themselves, as stipulated by law, by the percentage invested in variable income securities. Hence, the funds are classified from Fund Type A, with the highest level of variable income securities, to Fund Type E, which includes a maximum 5% invested in variable income securities. Investing activities are strictly regulated by the Superintendency of Pensions in order to ensure that the investment portfolio by type of fund complies with the variable income risk permitted in each one.

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

In May 2014, the fourth bidding process for life and disability insurance was held for the period July 2014-June 2016.  New premium is 1.15%, affecting the remuneration paid in July 2014.

The contribution to finance the insurance (additional contribution) is paid by the employer, except for employees between 18 and 35 years old who receive pension subsidies. This obligation became effective on July 1, 2009, and a temporary grace period for workers with fewer than 100 employees ended in June 2011. Beginning in July 2011, the insurance cost is financed completely by employers.

Provide retirement pension for participants - The service of providing retirement pensions stipulates that each AFP must provide the specific benefits of retirement pensions to its participants who meet the legal retirement age requirement of 60 years for women and 65 years for men.

Finally, the last change introduced by the Pension Reform in 2010 refers to the bidding process of all new participants entering to the private pension system over  24 months. This change was adopted to motivate price competition so as to obtain lower commissions for the participant; to generate greater price sensitivity to the demand; to ease the entry of new entities into the AFP industry; and to safeguard the participants’ pensions.

The bid is awarded to the AFP offering the lowest fee commission rate (lower than those prevailing at the date of the bid) for a 24-month period. The lowest fee commission rate shall be applied to the existing contributors and to the AFP winning the bid as well as any new contributor.

AFP Modelo was awarded with new participants entering into the pension system through offering the lowest fee commission rate of 1.14%, in the 2010 bidding process for 24 months. Also, AFP Modelo was awarded with new participants in the second bidding process in 2012 through offering the lowest fee commission rate of 0.77%.

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

NOTE 3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

a)	New and revised IFRS effective in the current year

Amendments to IFRS	Effective date
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities	Annual periods beginning on or after January 1, 2014
IAS 36, Impairment of Assets- Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014
New Interpretations	Effective date
IFRIC 21, Levies issued	Annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments: Presentation

In December 2011, the International Accounting Standard Board (IASB) amended the accounting and disclosure requirements related to the netting of assets and liabilities by the amendments to IAS 32 and IFRS 7. These amendments are the result of the joint project of the IASB and the Financial Accounting Standards Board (FASB) to address differences in their respective accounting standards regarding the netting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods. The application of these amendments had no significant impact on the consolidated financial statements.

IAS 36, Recoverable Amount Disclosures for non-financial Assets

On May 29, 2013, the IASB issued amendments to IAS 36 Disclosures of Recoverable Amount for Non-Financial Assets. With the publication of IFRS 13 Fair Value Measurements certain disclosure requirements were amended IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the changes potentially resulted in disclosure requirements that were more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 eliminate the requirement to disclose the recoverable amount of each cash generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant compared to the total carrying amount of goodwill or intangible assets with indefinite useful lives of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed impairment during the reporting period. An entity shall disclose additional information about the fair value less costs to sell of an individual asset, including goodwill, or cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13) within which is categorized measuring fair value; (ii) the valuation techniques used to measure fair value less costs to sell; and (iii) the key assumptions used in measuring fair value categorized under "Level 2" and "Level 3" of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount is based on fair value less costs to certain sales using a valuation technique value present. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014.

This change had no effect on the consolidated financial statements of the Company.

IFRIC 21, Levies issued

On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation  provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as "a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law". Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

The adoption of this new interpretation had no significant impact on the consolidated financial statements of the Company.

A number of other changes were made to certain IFRSs whose implementation date was January 1, 2014. These changes had no significant impact on the consolidated financial statements of the Company.

b)	New and revised IFRS in issue but not yet effective:

New Standards	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 14, Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016
IFRS 15, Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

Amendments to Standards	Effective date
IAS 19, Employee Benefits – Employee benefit plans: Employee contributions	Annual periods beginning on or after July 1, 2014
IFRS 11, Joint Arrangements - Accounting for Acquisitions Participation in Joint Operations	Annual periods beginning on or after January 1, 2016
IAS 16, Property, Plant and Equipment and IAS 38 Intangible Assets - Amended by Clarification of Acceptable Methods of Depreciation and Amortisation	Annual periods beginning on or after January 1, 2016
IAS 27, Equity Method in Separate Financial Statements	Annual periods beginning on or after January 1, 2016
IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates - Sale or Contribution Asset between an Investor and Associate or Joint Venture	Annual periods beginning on or after January 1, 2016
Annual improvements Cycle 2010 – 2012	Annual periods beginning on or after July 1, 2014
Annual improvements Cycle 2011 – 2013	Annual periods beginning on or after July 1, 2014
Annual improvements Cycle 2012 – 2014	Annual periods beginning on or after July 1, 2016

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9). This standard introduces new requirements for the classification and measurement of financial assets and is effective from January 1, 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value.  Only those financial assets measured at amortized cost are tested for impairment. Additionally, on October 28, 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the IASB’s project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

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

The standard is available for early adoption (subject to local endorsement requirements), but if an entity elects to apply it must apply all of the requirements of the standard at the same time.  On transition the hedge accounting requirements are generally applied prospectively with some limited retrospective application.

IFRS 9 (2014) was issued on 24 July 2014 and supersedes IFRS 9 (2013), but this version of the standard remains available for application if the relevant date of initial application is before February 1, 2015.

On July 24, 2014 the IASB has published the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

Management of the Company is in the process of assessing the impact of this new pronouncement on its financial statements.

IAS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15. The date of mandatory application of IFRS 15 is January 1, 2017. This standard sets out the principles to be applied in connection with income from customer contracts including the central principle that revenue recognition must set the amount of goods transferred or committed to customers in an amount that reflects the right to consideration in exchange for such products and services. IFRS 15 applies to all contracts with customers but not to escrow or lease agreements, insurance contracts, financial instruments and certain non-monetary exchanges.

Management is in the process of assessing the impact of this new standard on its financial statements.

There are a number of other standards that have been issued or modified whose dates of application are for future periods. However, it is not practical to provide a reasonable estimate of their effects on the consolidated financial statements of the Company.

NOTE 4.	ACCOUNTING POLICIES

a)	Statement of compliance with International Financial Reporting Standards (IFRS)

These consolidated financial statements as of December 31, 2014, and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

The tax reform bill enacted on September 29, 2014 provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer election that limits the corporate tax rate to 25% but eliminates the taxable profits fund, an exemption on taxes on corporate income that is reinvested.  Provida currently expects to make the taxpayer election that will limit the corporate tax rate to 25%. The tax regime elected must be informed to the Chilean IRS during the second half of 2016 and then would have effect beginning in 2017 for a period of 5 years, for tax purposes. See Note 11 on Income Taxes for the associated accounting effects which have been recognized in profit or loss for the year ended December 31, 2014 in accordance with International Accounting Standard (IAS) 12 “Income Taxes”.

These consolidated financial statements were approved by the Board of Directors at a meeting held on April 30, 2015.

Figures in the financial statements are expressed in millions of Chilean pesos (MCh$) rounded up, unless otherwise stated.

b)	Basis of consolidation

The consolidated financial statements include the financial statements of AFP Provida and entities controlled by AFP Provida and its subsidiaries. Control is achieved when the Company has all three of the following criteria:

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

The following table sets forth the subsidiaries incorporated in the consolidated financial statements of Provida as of December 31, 2014, 2013 and 2012:

		Ownership interest %
Subsidiary	Country	12.31.2014	12.31.2013	12.31.2012
Provida Internacional S.A.	Chile	99.99%	99.99%	99.99%
AFP Génesis Ecuador	Ecuador	99.99%	99.99%	99.99%

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

When AFP Provida loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest, and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When the assets of the subsidiary are accounted for at fair value and the corresponding profit or loss accumulated has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if AFP Provida had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments –Recognition and Measurement or, when applicable, as the cost on initial recognition of an investment in an associate or a joint venture.

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

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to AFP Provida’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

When a group entity transacts with an associate of AFP Provida, profits and losses resulting from the transactions with the associate are recognized in the AFP Provida's consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to AFP Provida.

The following table sets forth the associates incorporated in the consolidated financial statements of Provida as of December 31, 2014, 2013 and 2012:

		Ownership interest %
Subsidiary	Country	12.31.2014	12.31.2013	12.31.2012
Soc.Adm. de Fondos de Cesantia de Chile S.A.	Chile	49.20%	49.20%	37.80%
Inversiones DCV S.A.	Chile	23.14%	23.14%	23.14%
Servicio de Adm. Previsional S.A.	Chile	37.87%	37.87%	37.87%
AFORE Bancomer (*)	Mexico	-	-	7.50%
AFP Horizonte (*)	Peru	-	-	15.87%
(*) On November 30, 2012, these associates were classified as non-current assets and disposal groups held for sale. The sale of these associates occurred in January 2013. See more information in Note 13.

d)	Key assumptions for estimating uncertainties

The information contained in these consolidated financial statements is the responsibility of the Company’s Board of Directors which expressly states that each and every applicable principle and criterion included in IFRS has been fully applied.

In preparing the consolidated financial statements, specific estimates made by the Company’s management were used to measure certain assets, liabilities, income, and expenses.

These estimates primarily refer to:

-	Useful lives of property, plant and equipment and intangibles and the measurement of their recoverable value with respect to impairment.
-	Information available to determine the fair value of financial instruments.
-	Probability of occurrence and estimate of contingent liabilities.
-
Taxable income of the companies included in the consolidated financial statements, to be declared before the respective tax authorities in the future, that have served as a base to record different balances related to income tax in these consolidated financial statements.

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

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss (FVTPL), loans and receivables, held-to-maturity investments and available-for-sale (AFS) financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

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

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if has been acquired principally for the purpose of selling it in the near term. A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if, the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with AFP Provida's documented risk management or investment strategy, and information about the group is provided internally on that basis.

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

AFP Provida has classified as loans and receivables its “Trade and other receivables”. Trade and other receivables are assessed for indicators of impairment at the end of each reporting period. Trade and other receivables are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected. Objective evidence of impairment for trade and other receivables could include Provida’s past experience of collecting payments, or an increase in the number of delayed payments past the average credit period of 60 days. The amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of trade and other receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognized in profit or loss. Changes in the carrying amount of the allowance account are recognized in profit or loss.

g.4)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment. As of December 31, 2014 and 2013, AFP Provida and its subsidiaries do not have any held-to-maturity investments.

g.5)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. Available-for-sale financial assets are stated at fair value and any unrealized gain or loss, except in the case of a significant or prolonged decline in fair value, recognized in other comprehensive income. As of December 31, 2014 and 2013, AFP Provida and its associates do not have any available-for-sale financial assets.

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

The principal financial investments of Provida are mandatory investments which aim to guarantee the minimum return required by law equal to 1% of investment in shares of each pension fund under administration. The mandatory investment requirement is calculated in accordance with instructions issued by the Superintendency of Pensions. Mandatory investments represent approximately 60% of total consolidated assets as of December 31, 2014 and 2013, respectively.

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

Goodwill is measured as the excess of the sum of the acquisition cost of a business combination, the amount of any non-controlling interests in the acquiree, and the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair value of the identifiable assets acquired and liabilities assumed. Goodwill arising on acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

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

Software licenses acquired are carried at costs (including expenditures incurred to acquire and prepare them for their specific use) less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life of software licenses is five years. The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

i.3)	Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost basis). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

The estimated useful life for customer lists acquired in prior business combinations is twenty years and  they are amortized on a straight line basis.

i.4)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from the disposal or derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized immediately in profit or loss when the asset is derecognized.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease to the extent of the cumulative revaluation recorded.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase up to the amount of revaluation recorded prior to impairment.

l)	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered mainly through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal group) and its sale is highly probable.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When Provida is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Provida will retain a non-controlling interest in its former subsidiary after the sale.

When Provida is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and Provida discontinues the use of the equity method in relation to the portion that is classified as held for sale. Any retained portion of an investment in an associate that has not been classified as held for sale continues to be accounted for using the equity method. Provida discontinues the use of the equity method at the time of disposal when the disposal results in Provida losing significant influence over the associate.

After the disposal takes place, Provida accounts for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate, in which case Provida uses the equity method.

Non-current assets classified as held for sale are measured at the lower of the previous carrying amount and their fair value less costs to sell.

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

Until June 30, 2009, the AFPs were required by law to purchase insurance policies to provide their participants life and disability coverage. Life and disability insurance is for those participants who, in case of disability or death, do not have sufficient funds in their individual capitalization account to finance their pensions as required by law, whereby the insurance company, contracted by the AFP, covers the difference in case of death. For cases of partial disability, the AFP must have provisions to cover any deficit during the following three years, once the final determination has been made, taking into account the three years of temporary pension payments that the affiliate receives after the initial disability determination was made. Under the Pension Reform Law, and from October 2008, a participant with total disability status will receive immediate payment of their pension, once his/her status has been confirmed by a Medical Commission.

The insurance company made these calculations at the time of the initial disability determination, three years before it makes the payments to cover the deficit and if required by the final determination, based on information available on that date, including information on rates for life annuities and funds of the participant’s individual capitalization account. If the final determination confirmed the disability status of a participant, the insurance company revises the amount of the initial disability reserve, based on information available at that time.

Towards the end of the 1990’s, Provida made additional payments to the insurance company due to an excessive casualty rate reported each year by the insurance company. Provida concluded that, for specific discount rates situations, the estimate made by the insurance company used to provision the amounts for future disability payments underestimated the effective amounts that the Company had to pay.

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

Therefore up to March 31, 2014, according to the insurance contract, the Company measured and accrued the expected cost to be paid to the insurer. In fact, through the application of the casualty rate model, the provisions made by Provida with respect to future premium payments to be made to the insurer reflected more accurately the effective payments that it would had to make, so there was a higher correlation between its revenues and expenses for a specific period. The information for the casualty rate model was reviewed monthly, making any modification considered appropriate at that moment.

According to the accounting policy applied by Provida, up to March 31, 2014 if the casualty rate calculated by the model was higher than the casualty rate calculated and maintained by the insurance company, then the amounts calculated by Provida’s model were used. On the contrary, if the casualty rate calculated by the model was lower than the one calculated by the insurance company, then the amount calculated by the insurance company was provided for, which was considered to be the minimum amount under existing regulation.

In view of the lower rates used in the casualty rate model to discount disability payments with regard to the rates used by the insurance company, the casualty rate calculated by the model was higher than the one used by the insurance company. Therefore, during 2013 and 2012, Provida recorded a higher expense than the one determined by the insurance company because it believed the amount calculated by the model was the best estimate of the fair value of the obligation. The last insurance contract entered into by Provida was terminated and settled on March 31, 2014. After financial and actuarial review of the contract, as part of the settlement, Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

n.2)	Provisions for Employee Benefits

Short-term employee benefits – Short-term benefits include wages, employee vacations, profit-sharing and bonuses that are expected to be completely settled before twelve months after the end of the reporting period in which the employees render the related service. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of a past service provided by the employee and the obligation can be estimated reliably.

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

Provida has not granted any post-employment benefits to its employees.

o)	Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events, and whose existence will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of Provida. Contingent assets are not recognized in the financial statements but must be disclosed where an inflow of economic benefits is probable.

A contingent liability is a possible obligation that arises from past events, and whose existence will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of Provida; or are present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be require to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

p)	Income taxes

p.1)	Current Taxes

Provida recognizes a provision for current income taxes based on its taxable profit for the year which is determined using current tax regulations and calculated using the enacted tax rate of 21% at the end of the reporting period.

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

On September 29, 2014 the Official Journal published Law 20,780 “Tax Reform” which changed the system of income taxation and introduced various requirements. In addition to a gradual increase of corporate tax rate from 2014, the law provides that taxpayers must elect in the second semester of 2016 (to be applied for tax purposes from 2017) between two alternative taxation regimes: (i) the income attributed scheme which provides a tax rate for first category of 25% from 2017; (ii) or partially integrated scheme contemplating a rate of 25.5% for 2017 and 27% from the year 2018.

On December 29, 2014 in an extraordinary shareholders meeting, AFP Provida approved unanimously the income tax regime related to the tax reform mentioned above (the attributed income scheme).The shareholders' agreement signifies that the accounting for the effects of the deferred taxes arises from the gradual increase of the corporate income tax rate and is reflected in the financial statements as at December 31, 2014.

Deferred tax assets and liabilities are offset when AFP Provida has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority. Current tax liabilities and intended to be settled on a net basis.

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

Income tax expense represents the sum of the current and deferred tax expenses.

q)	Minimum dividend

The policy of dividends payment includes the obligation, which will be accrued at the end of each year, which is approved as to the amount in the General Shareholders meeting. When interim dividends have been paid during the year and are less than the minimum dividend established by the dividend approval during the General Shareholders’ meeting, the difference will be accrued as a dividend payable.

r)	Earnings per share

Basic earnings per share are calculated by dividing net profit (loss) attributable to ordinary equity holders of Provida (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period. For all periods presented, Provida did not engage in any transactions that have potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

s)	Revenue recognition

Fee income from the Pension Funds’ administration is recognized when all activities relating to administration have been completed. Fee income is recognized for the when the participants´contributions which have been accredited to their individual accounts.

t)	Information on Capital

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

As of December 31, 2014 and 2013, its equity expressed in U.F. was 10,752,990 and 6,584,698, respectively.

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

As a result of the disposal of its investees in Mexico (AFORE Bancomer) and Peru (AFP Horizonte) at the beginning of 2013, Provida is only exposed to foreign currency exchange rate risks through its Ecuadorian wholly-owned subsidiary, AFP Genesis, which as of December 31, 2014 has contributed MCh$1,373 in profits through consolidation.

The appreciation/depreciation of the US Dollar (functional currency of AFP Genesis) with respect to the Chilean Peso could adversely/positively affect revenues and expenses recognized by Provida through consolidation, and hence, its net profit or loss.

For the year ended December 31, 2014, the exposure to the foreign currency exchange risk has significantly decreased with respect to previous periods due to the disposal of foreign operations as mentioned in preceding paragraphs.

u.2.	Interest rate risk

For working capital requirements purposes, Provida might be exposed to non-significant interest rate risks resulting from financing through credit lines. Current leasing obligations are not subject to interest rate risk since the rates included in the terms of the contracts are fixed.

u.3.	Mandatory investments

Provida’s principal financial investment is in mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares (units) of each one of the funds under management. Mandatory investments represented 65.3% and 66.0% of total assets under management of Provida as of December 31, 2014 and December 31, 2013 respectively, and, in view of the volatility observed in local and foreign markets where pension funds are invested, the future gains or losses on mandatory investments expose Provida to certain risks to the stability of its net income.

It is important to mention that mandatory investments are constituted with the purpose of compensating participants in case Provida cannot meet the legal requirement of minimum returns, thus, adversely affecting the net assets of the AFP if this occurred, since it must additionally replenish the 1% reserve through its own resources. Minimum return is calculated in terms of the weighted average returns of the pension fund industry for rolling periods of 36 months.

The risks described above are associated with Provida’s fund management, governed by the objective to optimize the return of each one of the funds for a specific risk level to minimize the risk level in order to obtain an acceptable level of profit.

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

Absolute and Relative VaR by type of fund as of December 31, 2014 and 2013 was as follows:

Type of Fund	Relative VaR		Absolute VaR		Absolute VaR in MCh$
	2014	2013	2014	2013	2014	2013
A	0.161%	0.092%	5.033%	4.060%	183,334.40	135,224.79
B	0.243%	0.115%	3.740%	3.172%	160,974.83	120,158.01
C	0.266%	0.114%	2.621%	2.257%	305,522.01	227,369.25
D	0.274%	0.174%	1.602%	1.266%	83,401.00	54,323.30
E	0.321%	0.220%	0.828%	0.591%	23,714.98	12,164.23

Additionally the Company makes monthly measurements of minimum returns that are presented at the Board of Directors Meetings. The calculation made under regulations of the Superintendency of Pensions presented at the end of 2014 and 2013 were the following:

	Fund Type A		Fund Type B		Fund Type C		Fund Type D		Fund Type E
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average Returns	7.36%	0.34%	5.95%	0.47%	6.22%	1.80%	5.80%	3.09%	5.19%	4.22%
Method -4% (-2%) (1)	3.36%	-3.66%	1.95%	-3.53%	4.22%	-0.20%	3.80%	1.09%	3.19%	2.22%
Method 50% (2)	3.68%	0.17%	2.98%	0.24%	3.11%	0.90%	2.90%	1.54%	2.59%	2.11%
Minimum Return	3.36%	-3.66%	1.95%	-3.53%	3.11%	-0.20%	2.90%	1.09%	2.59%	2.11%
Provida’s Return	7.19%	0.02%	5.91%	0.18%	6.20%	1.57%	5.80%	3.04%	5.22%	4.17%
Provida’s excess over minimum return	3.83%	3.68%	3.96%	3.71%	3.09%	1.77%	2.90%	1.95%	2.63%	2.06%
Ranking minimum return	4	5	4	5	3	5	3	5	2	3
Initial date measurement	dec-11	dec-10	dec-11	dec-10	dec-11	dec-10	dec-11	dec-10	dec-11	dec-10
Final date measurement	dec-14	dec-13	dec-14	dec-13	dec-14	dec-13	dec-14	dec-13	dec-14	dec-13
Number of months	36	36	36	36	36	36	36	36	36	36

(1)	The annualized real average return for the last 36 months of all funds of the same type, as appropriate, minus 4% (fund Types A and B) and minus 2% (fund Types C, D and E)
(2)	The annualized real average return for the last 36 months of all fund of the same type, as appropriate, minus the absolute value of 50% of such return.

VaR methodology

The Risk Division monitors the risks associated with investments in the portfolio on a daily basis. This is performed by using the Parametric VaR methodology and assuming a normal distribution of asset returns.

The VaR model provides the maximum potential loss with a certain confidence level that might occur during a period of time.

Two risk measurements are performed: Absolute VaR and Relative VaR. The Absolute VaR measures the market risk of the Funds that directly impact the value of the Fund. Moreover, the Relative VaR measures the market risk of the relative position against the Benchmark. Accordingly, the Benchmark is derived by the weighted average portfolio of the rest of the Pension Fund competitors.

Given normal returns assumption, the approach of variance-covariance matrix is used. As such, the future performance of market variables is determined through a group of volatilities (reflecting the amount of relative changes in the market variables) and correlations (indicating the degree of compensation of these variations among them), which were obtained from an historical performance analysis of such variables.

Particularly, the model is implemented by using the exponential smoothing methodology on a daily basis considering a parameter of 0.925 in the construction of the covariance matrix. The latest 100 returns are used for the calculation. Finally, a 99% confidence level and a monthly loss horizon are established.

VaR Model validation

The VaR model is tested using the Kupiec’s Test. It is an statistic test which indicates with a 99% confidence level that VaR on a daily basis should not have a number of failures greater than four in order to adequately measure the portfolio‘s implicit risk. A failure is defined as the event in which the VaR is greater than the portfolio return on a daily basis.

For Absolute Risk, the number of failures registered was one in Fund D and two in Fund E during 2014. The other Funds had no failures within this period. These results confirm that the VaR model is appropriated to measure the absolute implicit risk in the portfolios.

Additionally, as we do not know all the information of the positions held by the Benchmark, since the latter is only known once a month and with 11 days of delay (on an average basis), thus, determine the main reason of not performing the Kupiec’s Test in this case.

Also, we performed a sensitivity analysis of the potential impacts that may result from movements in the positions, given the latest information of the market variables; this is, underlying variances and correlations.

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

Even though the Pension Reform eliminated the responsibility of the Pension Fund Industry regarding the registration of casualties coverage since July 1, 2009 (as several Insurance Companies were awarded with those benefits), all casualties payment obligations remained in the Pension Fund Industry until June, 2009.

The latter obligation corresponds to the deficit arising between the Individual Capitalization of social security savings and the benefits established by law for each type of coverage. The benefits correspond to the present value of an annuity (equivalent to 70% or 50% of the affiliate average taxable income during the last ten years, in a case of disability) discounted at the current annuity rates at the time of payment. So, higher casualty rates and its impacts on ProVida’s expenses (since July 1, 2009) are subject to annuity interest rates evolution and pension fund returns. Both variables have an inverse relation to economic costs of casualties.  Consequently, ProVida might be forced to recognize additional expenses depending on the evolution of these variables.

The last insurance contract entered into by Provida was terminated and settled on March 31, 2014. After financial and actuarial review of the contract, as part of the settlement, Provida received MCh$3,107 from the insurance company related to the claims coverage as of June 30, 2009. Therefore, the amount received was recorded as part of the provision related to future payments of the claims.

NOTE 5.	CASH AND CASH EQUIVALENTS

a)	Cash and cash equivalents

As of December 31, 2014 and 2013, cash and cash equivalents was MCh$74,163 and MCh$45,029, respectively, and is detailed as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Time Deposits	55,008	34,644
Cash in banks	19,145	9,808
Cash on hand	10	577
Total cash and cash equivalents	74,163	45,029

Time deposits have a maturity of less than three months from the date of acquisition.

There are no amounts of cash and cash equivalents held by Provida that are not available for its use.

Cash flows from disposal of foreign associates:

On January 9 and March 4, 2013, Provida received proceeds of MCh$61,323 (U.S.$130 million) and MCh$31,972 (U.S.$70 million), respectively from the sale of its foreign associates, the Mexican entity AFORE Bancomer (equity interest owned of 7.50%) and the Peruvian entity AFP Horizonte (equity interest owned of 15.87%), respectively.

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

For all periods presented the Company has complied with the minimum mandatory investment requirement.

As of December 31, 2014 and December 31, 2013, mandatory investments detailed by type of fund were as follows:

	As of December 31,
	2014		2013
	MCh$	Shares	MCh$	Shares
Pension Fund - Type A	38,034	1,120	33,313	1,128
Pension Fund - Type B	43,505	1,490	37,948	1,491
Pension Fund - Type C	116,692	3,823	100,737	3,810
Pension Fund - Type D	51,823	1,975	42,694	1,853
Pension Fund - Type E	26,227	821	20,237	716
Total Mandatory Investment	276,281		234,929

Gains and losses on mandatory investments for the years ended December 31, 2014, 2013 and 2012 detailed by type of fund were as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Gain on mandatory investment held in Pension Fund Type A	4,780	2,564	2,588
Gain on mandatory investment held in Pension Fund Type B	5,529	2,152	2,617
Gain on mandatory investment held in Pension Fund Type C	15,669	6,181	6,405
Gain on mandatory investment held in Pension Fund Type D	6,109	2,892	2,231
Gain on mandatory investment held in Pension Fund Type E	2,959	1,202	674
Total gain on mandatory investments	35,046	14,991	14,515

NOTE 7.	REVENUE

Revenue for the years ended December 31, 2014, 2013 and 2012 was as follows:
	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Fee income (a)	174,741	162,220	153,415
Other revenue (c)	9,352	9,542	10,303
Total	184,093	171,762	163,718

a.	Fee income

Total fee income charged by Provida to the Pension Funds administered for the years ended December 31, 2014, 2013 and 2012, was as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Fees for mandatory contributions and APV (Variable fee)	171,536	159,268	150,643
Fees for programmed withdrawals and temporary income (Variable fee)	3,205	2,952	2,772
Total	174,741	162,220	153,415

b.	Fees receivable

As of December 31, 2014 and December 31, 2013, fees receivable included in line item “Trade and Other Receivables” (see Note 8) comprised the following amounts:

	As of December 31,
	2014	2013
Fees Receivable:	MCh$	MCh$
Fund Type A	31	84
Fund Type B	49	95
Fund Type C	70	119
Fund Type D	25	39
Fund Type E	24	48
Total	199	385

c.	Other revenues

Other revenues for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the years ended December 31,
	2014	2013	2012
Other Revenues	MCh$	MCh$	MCh$
Other revenues - AFP Génesis Ecuador (1)	7,941	7,510	7,784
Insurance contracts settlements (2)	4	228	953
Services rendered by AFC (Unemployment Fund) (4)	60	206	355
Surcharges and collection costs (3)	410	996	685
Revenue from additional contributions (3)	788	430	397
Other revenues	149	172	129
Total	9,352	9,542	10,303

(1)	Revenues from fees charged by Ecuadorian subsidiary AFP Genesis for rendering services to administer the Unemployment Fund.
(2)	Other revenues of life and disability insurance from the surplus cash of insurance companies, in view of the premium payments made by the Company.
(3)	Surcharge and recovery of collection costs for contributions that are not paid timely, benefiting the Administrator under D.L. 3,500, Article 19.
(4)	Revenues from services provided and software sold to Administradora de Fondos de Cesantía de Chile S.A. (“AFC’).

NOTE 8.	TRADE AND OTHER RECEIVABLES

As of December 31, 2014 and December 31, 2013, current and non-current balances of trade and other receivables were as follows:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Accounts receivable from insurance companies (1)	102	-	277	-
Fees receivable (2)	199	-	385	-
Accounts receivable from Pension Funds (a)	260	-	274	-
Accounts receivable from the State (3)	1,391	-	2,204	-
Other accounts receivable (b)	4,459	522	2,675	479
Total Trade and Other Receivables	6,411	522	5,815	479

(1) Items to be recovered from insurance companies (See note 12.e.1)
(2) Fees receivable from pension funds (See note 7 b.)
(3) Items to be recovered from the State (See note 12.e.2)

a.	Accounts receivable from Pensions Funds

The detail of this item is as follows:

	As of December 31, 2014
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions (*)	-	-	148	-	-	148
Programmed withdrawals	1	3	13	77	7	101
Voluntary pensions savings	-	-	11	-	-	11
Total	1	3	172	77	7	260

	As of December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Regularization contributions (*)	-	-	81	-	-	81
Banking charges	-	-	2	-	-	2
Indemnification accounts	-	-	-	-	-	-
Programmed withdrawals	2	4	18	108	9	141
Voluntary pensions savings	-	-	50	-	-	50
Total	2	4	151	108	9	274

(*)
It includes MCh$24 in 2014 and MCh$69 in 2013 corresponding to regularization contributions made by the Company in Pension Funds in order to regularize mistakes in the individual accounts of participants.

b.	Other accounts receivable

The details of this item are as follows:
	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Medical leave absences	123	5	87	10
Advances to suppliers	101	-	35	-
Other - AFP Genesis	1,288	-	1,177	-
Other receivables	2,947	517	1,376	469
Total Other Accounts Receivables	4,459	522	2,675	479

NOTE 9.	PREPAYMENTS

The detail of current and non-current prepayments as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Insurance	5	-	22	-
Advisory services	602	-	29	-
Prepaid expenses	17	-	14	-
Other	435	-	539	314
Total prepayments	1,059	-	604	314

NOTE 10.	BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

Until September 30, 2013, the controller of AFP Provida was BBVA Inversiones Chile S.A., a subsidiary of the Spanish entity “Banco Bilbao Vizcaya Argentaria”, thus all transactions at that date with BBVA Group’s entities were considered transactions with related parties. Beginning on October 1, 2013, MetLife, Inc., a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware in the United States of America, became the ultimate parent of the Company. Receivable and payable balances with BBVA entities as of December 31, 2013 were reclassified as trade and other receivables and trade and other payables, respectively.

Consequently, from that date onwards, all transactions made with the entities that are part of the MetLife Group are considered as transactions with related parties of AFP Provida.

a.	Accounts receivable from related entities

As of December 31, 2014 and 2013, the balance of accounts receivable from related entities is as set forth in the table below:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Soc. Adm. de Fondos de Cesantía Chile S.A.	1,377	-	3	-
Servicios de Administracion Previsional S.A	-	-	1,472	-
Inversiones DCV S.A.	-	-	9	-
Total	1,377	-	1,484	-

For all periods presented, no guarantees has been given or received nor has any allowance for doubtful accounts been recorded in respect of accounts receivables from related parties.

b.	Accounts payable to related entities

As of December 31, 2014 and 2013, the balance of accounts payable to related entities is as set forth in the table below:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Servicios de Administracion Previsional S.A. (collection contract and others)	523	-	510	-
Total	523	-	510	-

c.	Detail of transactions with related entities

Company	Transaction	Amount of transactions			Effect on income (expense)
		2014	2013	2012	2014	2013	2012
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
BBVA Inversiones Chile S.A.	Purchase of software license Software License	-	-	2,832	-	(425)	(566)
	Office Rental	-	-	1	-	-	1
	Self service dispenser lease	-	-	107	-	(80)	(107)
BBVA Corredores de Bolsa S.A.	Financial services	-	-	62	-	(29)	(62)
BBVA Chile S.A.	Rentals (agencies, BBVA Tower)	-	-	1,211	-	784	1,211
	Rentals (agencies, Huérfanos and Bandera Tower)	-	-	520	-	(278)	(520)
	Community fees as lessor	-	-	33	-	26	33
	Community fees as lessee	-	-	96	-	(368)	(96)
	Pension payment service	-	-	7	-	(144)	(7)
	Collection contract	-	-	-	-	-	-
	Expense for bank account maintenance	-	-	3	-	-	(3)
	Savings payment service	-	-	11	-	(10)	(11)
	Cash payment service	-	-	4	-	(1)	(4)
	Purchase of real estate	-	-	1,997	-	-	-
	Sale of real estate	-	-	(966)	-	294	1,005
BBVA Compañía de Seguros de Vida S.A.	Premiums paid and provisioned	-	-	329	-	(146)	(329)
	Casualty rate provision	-	-	(4,047)	-	1,539	4,047
	Financial income provision	-	-	953	-	218	953
	Insurance settlement	-	-	2,604	-	-	-
Servicio de Administración Previsional S.A.	Electronic collection service	1,712	1,670	1,620	(1,712)	(1,670)	(1,620)
	Young worker subsidy	15	16	17	(15)	(16)	(17)
	DNPA (declaration of unpaid contributions) service	56	69	44	(56)	(69)	(44)
	Password administration	250	164	128	(250)	(164)	(128)
	Data processing	524	305	28	(524)	(305)	(28)
	Data transfer	15	12	9	(15)	(12)	(9)
	Technological services	6	2	3	(6)	(2)	(3)
Administradora de Fondos de Cesantía Chile S.A.	Technological consulting and services	-	-	269	-	-	269
	Technological Supportive Services	-	202	86	-	(3)	86
Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios S.A.)	Data Processing	-	-	1,481	-	(1,225)	(1,481)
Banco Bilbao Vizcaya Argentaria S.A.	AFP technological platform service	-	-	26	-	(29)	(26)
BBVA Servicios Corporativos Ltda.	Outsourcing services for corporate support	-	-	3,943	-	(720)	(3,943)
	Office rentals	-	-	503	-	385	503
Aplica Soluciones Tecnológicas Chile Ltda.	Common Charges as lessee	-	-	21	-	31	21
	Software development	-	-	655	-	(7)	(15)
	Technological services	-	-	51	-	-	(51)
Forum Servicios Financieros S.A.	Office rentals	-	-	-	-	29	-
MetLife Chile Seguros de Vida S.A.	Health insurance policies	101	14	-	101	(14)	-

i)	Description of transactions with related parties for the period ended December 31, 2014, 2013 and 2012:

Servicios de Administración Previsional S.A.: This associate renders services to Provida for electronic collection, password administration, data processing, data transference and technological services.

Sociedad Administradora de Fondos de Cesantía de Chile S.A (AFC Chile)- Company in liquidation: Provida records revenues from AFC Chile (Unemployment Fund) for rendering technological support and technological advisory services.

MetLife Chile Seguros de Vida S.A. provides health insurance policies to certain of Provida’s employees.

ii)	Description of transactions with related parties for the period ended September 30, 2013 and the year ended December 31, 2012:

As a result of the change of the parent company of AFP Provida, the following entities were considered related entities until September 30, 2013:

BBVA Inversiones Chile S.A.

Transactions with this entity refer to:

i)
Service rendering contract entered into on December 27, 2006 regarding transactional services through self-serving dispensers that include issuance of certificates about contributions, affiliations, balance sheets and others, amounting to MCh$0, MCh$0 and MCh$107 as of September 30, 2013 and December 31, 2013 and 2012, respectively.

ii)
Lease contracts regarding rentals of square meters in Provida’s branch offices to install self-serving dispensers for a total amounting to MCh$0, MCh$0 and MCh$1 as of September 30, 2013 and December 31, 2013 and 2012, respectively.

iii)
Software license contract entered into on December 1, 2005 and new contract in 2010, corresponding to intellectual property rights related to the use, as well as instructions for use and functionality, of software implemented on different operating and administrative processes, amounting to MCh$0 as of September 30, 2013, MCh$0 as of December 31, 2013 and MCh$2,832 as of December 31, 2012.

Aplica Tecnología Avanzada S.A. (former BBVA Bancomer Servicios, Mexico): Contract entered into on December 29, 2004 for data processing corresponding to operating and administrative applications. This service is rendered by the regional computing center (CCR). The outstanding balances of MCh$0 as of September 30, 2014; MCh$0 as of December 31, 2013 and MCh$1,481 as of December 31, 2012 were included in the “Miscellaneous other operating expenses” line item.

BBVA Corredores de Bolsa S.A.: Transactions with this entity related to financial services rendered to Provida.

BBVA Chile S.A.: Transactions with this entity related to rental contracts, collection services, pension payments and saving withdrawals, lines of credit, loans and current accounts.

Aplica Soluciones Tecnológicas Chile Ltda.: Contract dated January 4, 2010, corresponded to design and development services of the software systems, amounting to MCh$0 as of September 30, 2013, MCh$0 as of December 31, 2013 and MCh$655 as of December 31, 2012.

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

d.2	Compensation of key management personnel

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Salaries	4,062	3,031	2,756
Short-term benefits for employees	997	2,862	1,155
Termination benefits	303	731	139
Other	160	-	-
Total remunerations of key management personnel	5,522	6,624	4,050

In 2014, key management personnel consisted of 64 executives, which included 23 managers, 21 deputy managers and 20 department chiefs. In 2013, key management personnel consisted of 60 executives which included 23 managers, 17 deputy managers and 20 department chiefs. In 2012, key management personnel consisted of 49 executives which included 23 managers, 13 deputy managers and 13 department chiefs. In 2011, key management personnel consisted of 47 executives which included 21 managers, 7 deputy managers and 19 department chiefs.

d.3	Compensation of Board of Directors and Directors’ Committee

Compensation of the Board of Directors for the years ended December 31, 2014, 2013 and 2012, presented in line item “Miscellaneous other operating expenses” was as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Per Diem (*)	518	528	543
Fees (*)	90	85	81
Total	608	613	624
(*) Includes per diem and fees of former members of the Board Directors elected under BBVA controlling period prior to October 1, 2013.

On October 1, 2013, MetLife, Inc. became the ultimate parent of AFP Provida. Consequently, members of the Board of Directors elected under BBVA’s controlling period, Messrs. Joaquin Cortez Huerta, Jesus del Pino Durán, Luis Fernando Ferreres Crespo, Francesc Jorda Carré and José Martos Vallecillos, resigned their positions as members of the Board of Directors.

At the Board of Directors’ meeting held on October 2, 2013, Messrs. Victor Hassi Sabal, Jorge Carey Tagle, Jaime Martínez Tejeda, Carlos Alberto Olivieri and Martín Enrique Galli were appointed as Provida’s new members of the Board of Directors.

As of December 31, 2014, the Board of Directors was composed of as follows:

Name of Directors	Position
Victor Hassi Sabal	Chairman
Jorge Carey Tagle	Vice-Chairman
Jaime Martínez Tejeda	Director
Carlos Alberto Olivieri	Director
Martín Enrique Galli	Director
María Cristina Bitar Maluk	Director
Jorge Marshall Rivera	Director
Osvaldo Puccio Huidobro	Alternate Director
José Luis Priesto Larrain	Alternate Director

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

In compliance with Article 33 of Corporate Law N°18,046, fees of the Board members and Directors’ Committee members are set up annually at the Ordinary Shareholders’ meeting. The amounts approved for regular board, extraordinary and Directors’ Committee meetings were established as follows:

As of December 31, 2014
Name of Director	Position	Normal Meeting	Extraordinary Meeting	Maximum Amount	Directors' Committee	Extraordinary Committee	Maximum Amount
		MCh$	MCh$	MCh$	MCh$
Victor Hassi Sabal	Chairman	250	10	260	-	-	-
Jorge Carey Tagle	Vice-Chairman	250	10	260	-	-	-
Jaime Martínez Tejeda	Director	250	10	260	83	-	-
Carlos Alberto Olivieri	Director	250	10	260	-	-	-
Martín Enrique Galli	Director	250	10	260	-	-	-
María Cristina Bitar Maluk	Director	250	10	260	83	10	93
Jorge Marshall Rivera	Director	250	10	260	83	10	93
Osvaldo Puccio Huidobro	Alternate Director	175	7	182	83	10	93
José Luis Priesto Larrain	Alternate Director	175	7	182	83	10	93

NOTE 11.	INCOME TAX

a) The following tables represent, respectively, detail of the credits available to the Company as represented by primarily monthly payments made to the tax authorities, and the detail of amounts due to the tax authorities, including a break-out of deductions and additions as well as amounts due in foreign jurisdictions.

•	Current tax assets as of December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Monthly provisional tax payments	18,038	20,966
Credit for training expenses	97	188
Tax refund for 2014	6,301	-
VAT tax credit	426	70
Other tax assets	838	254
Total	25,700	21,478

•	Current tax liabilities as of December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Income tax payable	19,831	30,549
Other deductions and additions	(152)	(449)
Income taxes payable foreign associates	(571)	(8,781)
Other taxes (tax rate 35%)	10	6
Total	19,118	21,325

As of December 31, 2014 and 2013 the amounts in the tables above are presented in the consolidated statement of financial position resulting in a current tax asset of MCh$6,871 and MCh$5,432 and current tax liabilities of MCh$290 and MCh$5,279, respectively.

b)	Deferred taxes

Deferred taxes recognized for deductible and taxable temporary differences as of December 31, 2014 and 2013 are as follows:

	Deferred tax liabilities
	As of December 31,
	2014	2013
	MCh$	MCh$
Temporary differences:
Deferred tax relating to depreciation	2,007	1,651
Deferred tax relating to amortization	4,999	5,175
Deferred tax relating to provisions	(3,030)	(1,614)
Deferred tax relating to revaluation of mandatory investments	43,449	28,362
Deferred taxes relating to other temporary differences	201	221
Total	47,626	33,795

b.1)	Movements in deferred taxes

The following table sets forth the changes in deferred taxes in the consolidated statement of financial position as of December 31, 2014 and December 31, 2013.
Liabilities
MCh$
Deferred tax changes
Balance as of December 31, 2012	32,520
Increase (decrease) in profit or loss	1,275
Increase (decrease) in equity	-
Other increase (decrease)	-
Balance as of December 31, 2013	33,795
Increase (decrease) in profit or loss	13,831
Increase (decrease) in equity	-
Other increase (decrease)	-
Balance as of December 31, 2014	47,626

c)	Income taxes

c.1)	Income tax expense

Income tax expense for the years ended December 31, 2014, 2013 and 2012 is detailed as follows:

	For the years ended December 31,
	2014	2013	2012
Income tax expense	MCh$	MCh$	MCh$
Current tax expense	(20,093)	(30,549)	(24,206)
Other current tax income	560	2,258	3,370
Current tax benefit income (expense), net	(19,533)	(28,291)	(20,836)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(4,224)	(1,276)	59
Deferred tax expense relating to tax rate changes	(9,607)	-	(4,729)
Deferred tax expense, net	(13,831)	(1,276)	(4,670)
Total income tax expense	(33,364)	(29,567)	(25,506)

d)	Reconciliation of statutory tax rate with effective tax rate

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Profit before income tax	127,514	169,653	129,540
Statutory tax rate	21%	20%	20%
Income tax applied to profits before taxes	26,778	33,931	25,908
Tax reform effect	9,607	-	-
Permanent differences and others	(3,021)	(4,364)	(402)
Total tax for the period	33,364	29,567	25,506

On September 29, 2014 the Official Journal published the Law 20,780 “Tax Reform” which changed the system of income taxation and introduced various settings. In addition to a gradual increase of corporate tax rate from 2014, the law provides that taxpayers must elect in the second half of 2016 (to be applied for tax purposes from 2017) between two alternative regimes taxation: (i) the income attributed scheme which provides a tax rate for first category of 25% from 2017; or (ii) partially integrated scheme contemplating a rate of 25.5% for 2017 and 27% from the year 2018.

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
Ohio National Seguros de Vida S.A

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

Finally, beginning on July 1, 2012, and for a 24-month period, until June 2014 the average premium was 1.26% over the taxable salaries of workers. The insurance companies that were awarded the bid were as follows:

INSURANCE COMPANIES
Chilena Consolidada Seguros de Vida S.A.
CN Life Compañía de Seguros de Vida S.A.
Seguros Vida Security Previsión S.A. and Penta Vida Cía. de Seguros de Vida S.A. in co-insurance with Bice Vida Compañía de Seguros de Vida S.A.

Finally, in May 2014, a new bidding process was performed for a period from July 2014 to June 2016, with a rising premium to 1.15% and the tendering companies were:

INSURANCE COMPANIES
Rigel Seguros de Vida S.A.
Compañía de Seguros Vida Cámara S.A.
BBVA Seguros de Vida S.A.
BICE Vida Compañía de Seguros S.A.
CN Life Compañía de Seguros de Vida S.A.
Penta Vida Compañía de Seguros de Vida S.A.

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

It is important to note that, even though Provida does not have individual contracts with prevailing coverage as the last contract ended March 31, 2014 as a result of the regulatory requirements for temporary disability which state that payments of disability claims can be made effectively three years after the first ruling of disability is confirmed by a final ruling of a medical commission. After the contract ended Provida maintained a provision for future temporary disability claims as explained in Note 21.

b)	Effect on Profit (Loss)

The net effect on profit (loss) for the life and disability insurance includes the premium expenses included in line item “Life and Disability Insurance Premium expense" and revenues from settlements for favorable casualty rate and monthly financial income that are presented under the line item “Other revenues” within the consolidated statement of comprehensive income.

The net composition of annual expense for life and disability insurance for the years ended December 31, 2014, 2013 and 2012 is detailed as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Life and disability insurance premiums annual expense	17	155	329
Favorable (unfavorable) adjustments due to casualty rate	(1,165)	1,940	(4,047)
Life and disability insurance premium	(1,148)	2,095	(3,718)
Financial income (Note 7 c.)	(4)	(228)	(953)
Total life and disability insurance income (expense), net	(1,152)	1,867	(4,671)

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

Regarding the casualty provisions and considering that the insurance policy maintained with BBVA Seguros de Vida S.A. will be settled, Provida deemed it necessary as of December 31, 2013 to constitute a higher provision than the provision estimated by the insurance company taking into account the death fees’ claims payment incurred but not reported related to survival benefit claims to be provided where a deceased participant had a spouse and/or beneficiaries entitled to receive the survival benefits in accordance with current regulations.

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

c)	Liabilities arising from additional contributions

c.1	Collection to be cleared

Until 1987, the Company had collected additional contributions designated to finance the life and disability pension system fund. In this process, there were liabilities which amounted to MCh$368 and MCh$368 as of December 31, 2014 and December 31, 2013 respectively. These liabilities are recorded under “Collections to be cleared” within line item “Trade and other payables” (Note 21).

	As of December 31,
	2014	2013
	MCh$	MCh$
1) Pending additional contributions Contributions of workers not identified in the participants' master file or transferred to other Administrators, deceased, for which only the summary sheet has been received identifying the employer, or positive differences resulting from subtracting the balance from the contribution summaries.	38	38
2) Additional contributions to be cleared Additional contributions and health insurance contributions of independent participants paid, for which the support sheets have not been received.	330	330
Total	368	368

The balance of pending contributions will be settled internally or by transferring those to other pension fund administrators. Beginning on January 1, 1998, these contributions are paid directly into the Pension Fund.

c.2.	Comparative analysis of pending additional contributions

	As of December 31,
Pending Additional Contributions	2014	2013
	MCh$	MCh$
Beginning balance	38	46
Cleared leftovers:
• Transferred to other AFPs	-	(8)
Final Balance	38	38

d.	Accounts payable to insurance companies

The accounts payables to insurance companies presented within line item “Trade and other payables” were MCh$0 and MCh$86 as of December 31, 2014 and 2013, respectively.

e.	Assets arising from life and disability insurance payments

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

e.1	Receivables from Insurance Companies

Receivables from Insurance Companies that are included under line item “Trade and Other Receivables” were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Balance at end of previous year	277	3,311
Life and disability pensions paid by the Company	66,239	146,617
Reimbursements from the Insurance Company (less)	(66,414)	(149,651)
Insurance Company’s balance at end of year	102	277

e.2	Receivables from the State

Receivables from the State that are included under line item “Trade and Other Receivables” were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Balance at end of previous year	2,204	1,811
• Pensions financed by state guarantee according to
Art. 73 of DL. N° 3,500 of 1980	72,414	127,757
• Payments financed for APS(*) financed by the Administrator	107,258	163,542
• Payments financed by the Administrator	31,737	49,091
• Reimbursement of State Guarantee	(72,047)	(127,539)
• Reimbursement of APS(*)	(107,800)	(163,615)
• Reimbursement of other payments	(32,377)	(48,843)
Balance at end of year	1,391	2,204
(*) Solidarity Pension Contribution (‘APS’ in its Spanish acronym)

f.	Provisions for higher casualty rate arising from life and disability insurance

Provisions for unfavorable casualty rate amounted to MCh$5,165 as of December 31, 2014 and MCh$3,667 as of December 31, 2013.

The provision made for a higher casualty rate is presented under the item “Provisions” (Note 21).

NOTE 13.	INVESTMENT IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1	Movements in investments in associates

The following tables set forth the changes in Provida’s equity method investments during the years ended December 31, 2014 and 2013.

As of December 31, 2014
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2014	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2014
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía (1) Chile S.A.	Chile	Chilean Peso	49.20%	3,498	54	(2,703)	-	(43)	806
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	431	121	-	-	(38)	514
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	3,472	3,460	(3.408)	-	(6)	3,517
Total				7,401	3,635	(6,111)	-	(87)	4,837

As of December 31, 2013
Associate	Country	Functional Currency	Ownership interest %	Balance as of January 1, 2013	Share of Profit (Loss)	Dividends	Exchange rate on translation	Transfer	Balance as of December 31, 2013
				MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía (1) Chile S.A.	Chile	Chilean Peso	49.20%	1,502	4,723	(1,504)	-	(1,223)	3,498
Inversiones DCV S.A.	Chile	Chilean Peso	23.14%	363	100	(21)	-	(11)	431
Servicios de Administración Previsional S.A.	Chile	Chilean Peso	37.87%	4,190	3,201	(2,448)	-	(1,471)	3,472
Total				6,055	8,024	(3,973)	-	(2,705)	7,401

13.2	Summarized total financial information of investments in associates

The following tables set forth summarized information of the investment in associates where Provida has significant influence as of December 31, 2014 and 2013:

As of December 31, 2014
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	49.20%	1,664	-	25	1,639	532	(422)	109
Inversiones DCV S.A.	23.14%	168	2,217	162	2,222	535	(9)	526
Servicios de Administración Previsional S.A.	37.87%	7,127	9,537	7,271	9,394	20,592	(11,456)	9,136
Total		8,959	11,754	7,458	13,255	21,659	(11,887)	9,771

As of December 31, 2013
Associate	Ownership interests %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses	Profit (loss)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Sociedad Administradora de Fondos de Cesantía Chile S.A.	49.20%	8,969	-	1,859	7,110	19,755	(10,155)	9,600
Inversiones DCV S.A.	23.14%	41	1,868	44	1,865	439	(6)	433
Servicios de Administración Previsional S.A.	37.87%	6,484	10,316	7,536	9,264	19,178	(10,728)	8,451
Total		15,494	12,184	9,439	18,239	39,372	(20,889)	18,484

NOTE 14.	FINANCIAL INSTRUMENTS

14.1	Capital management

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

In terms of capital regulatory requirements, the AFPs must maintain a minimum equity expressed in UF, which is directly related to the number of participants that the AFPs have at the date of the financial statements. Provida is in the upper tranche due to maintaining a number exceeding 10,000 participants, which requires Provida to maintain a minimum equity of UF 20,000. As of December 31, 2014 and 2013, its equity expressed in CLP was 10,752,990 and 6,956,889, respectively. Since its incorporation, Provida has complied with the minimum capital requirement.

14.2	Financial instruments classified by nature and category

The detail of financial assets, classified by nature and category as of December 31, 2014 and 2013 are as follows:

	As of December 31
	2014	2013
	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 4 h. and Note 6)	276,281	234,929
BBVA Mutual Fund (Money Market)	384	373
Financial assets AFP Génesis Ecuador (*)	3,784	4,078
(*) Includes mutual funds held at AFP Génesis Ecuador.

14.3	Fair value of financial instruments

Management considers that the carrying amounts of financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximate their fair value.

The following table sets forth the carrying amount and fair value of financial assets and financial liabilities as of
December 31, 2014 and 2013:

	As of December 31,
	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	MCh$	MCh$	MCh$	MCh$
Financial assets at fair value through profit or loss:
Mandatory investments (See Note 6)	276,281	276,281	234,929	234,929
BBVA Mutual Fund (Money Market)	384	384	373	373
Financial assets AFP Génesis Ecuador	3,784	3,784	4,078	4,078
Financial liabilities at amortized cost:
Interest-bearing borrowings	202	202	246	246

14.4	Fair value measurement

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

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Mandatory investments	276,281	-	-	276,281
Financial assets(*)	384	-	-	384
Financial assets - AFP Genesis	3,784	-	-	3,784
Financial Liabilities
Interest-bearing borrowings	202	-	-	202

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Mandatory investments	234,929	-	-	234,929
Financial assets(*)	373	-	-	373
Financial assets - AFP Genesis	4,078	-	-	4,078
Financial Liabilities
Interest-bearing borrowings	246	-	-	246
(*) Time deposits with maturity of more than one year.

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

Therefore, the mandatory investment will increase or decrease on a monthly basis based on the calculation explained above. The investment in mandatory investment in each type of pension fund is valued on a daily basis, multiplying the number of fund shares invested in each type of fund by the value of the share on that day.The Superintendency of Pensions publishes daily quotations of pension funds net asset value (NAV) at which redemptions or purchases of shares (units) occur without any adjustments to the published NAV. Redemptions and unit purchases take place regularly, between the participants that changes between funds and participants that changes between AFPs. Based on paragraph AG71 of IAS 39 Financial Instruments: Recognition and Measurement which states that a financial instrument is regarded as quoted in an active market “if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. Fair value is defined in terms of a price agreed by a willing buyer and a willing seller in an arm's length transaction”; and paragraph AG77 which states that the “initial acquisition or origination of a financial asset or incurrence of a financial liability is a market transaction that provides a foundation for estimating the fair value of the financial instrument”. Management has determined that the issuance and redemptions of the units in a fund represent market transactions occurring on an arm's length basis.

Based on the above explanation and IFRS 7 paragraph 27A (a) which describes Level 1 classification as relating to “quoted prices (unadjusted) in active markets for identical assets or liabilities”. Mandatory investments comply with the definition to be classified as Level 1. As part of the application of IFRS 13 Fair Value Measurements the classification of mandatory investments has not changed since its adoption.

NOTE 15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2014 and December 31, 2013 are as follows:

	As of December 31,
	2014	2013
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	363	79
Land	4,362	4,652
Buildings	13,966	14,413
Plant and equipment	447	461
IT Equipment	2,038	1,099
Fixtures and fittings	1,246	1,905
Leasehold improvements	1,836	670
Other Property, plant and equipment	387	424
Property, Plant and Equipment, Net	24,645	23,703

	As of December 31,
	2014	2013
Classes of Property, Plant and Equipment:	MCh$	MCh$
Construction in progress	363	79
Land	4,362	4,652
Buildings	19,526	19,676
Plant and equipment	1,320	1,192
IT Equipment	3,796	2,301
Fixtures and fittings	5,756	5,896
Leasehold improvements	3,288	1,767
Other Property, plant and equipment	765	774
Property, Plant and Equipment, Gross	39,176	36,337

	As of December 31,
	2014	2013
Classes of Property, Plant and Equipment:	MCh$	MCh$
Buildings	(5,560)	(5,263)
Plant and equipment	(873)	(731)
IT Equipment	(1,758)	(1,202)
Fixtures and fittings	(4,510)	(3,991)
Leasehold improvements	(1,452)	(1,097)
Other Property, plant and equipment	(378)	(350)
Accumulated depreciation and impairment of Property, Plant and Equipment	(14,531)	(12,634)

For all periods presented, there are no items of property, plant and equipment pledged as security for liabilities.

The reconciliation of the carrying amount of property, plant and equipment as of December 31, 2014 and December 31, 2013 is as follows:

As of December 31, 2014:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2014	79	4,652	14,413	461	1,099	1,905	670	424	23,703
Movements:
Additions	2,277	-	-	56	1,163	29	53	5	3,583
Disposals	-	(290)	(150)	(5)	-	-	-	-	(445)
Fully depreciated	-	-	-	(2)	-	(250)	(5)	-	(257)
Depreciation expense	-	-	(297)	(143)	(556)	(519)	(355)	(27)	(1,897)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(1,993)	-	-	79	333	81	1,473	(15)	(42)
Total movements	284	(290)	(447)	(15)	940	(659)	1,166	(37)	942
Ending balance as of December 31, 2014	363	4,362	13,966	446	2,039	1,246	1,836	387	24,645

As of December 31, 2013:
Movements	Construction in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures & Fittings	Leasehold improvements	Other PP&E	Property, Plant and Equipment, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2013	734	5,081	15,212	539	1,532	2,149	694	442	26,383
Movements:
Additions	1,037	-	-	86	345	363	262	28	2,121
Disposals	-	(451)	(866)	-	-	(2)	-	-	(1,319)
Depreciation expense	-	-	(307)	(197)	(680)	(657)	(365)	(34)	(2,240)
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	-
Other increases (decreases)	(1,692)	22	374	33	(98)	52	79	(12)	(1,242)
Total movements	(655)	(429)	(799)	(78)	(433)	(244)	(24)	(18)	(2,680)
Ending balance as of December 31, 2013	79	4,652	14,413	461	1,099	1,905	670	424	23,703

NOTE 16.	INTANGIBLE ASSETS OTHER THAN GOODWILL

The following tables set forth intangible assets as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Classes of Intangible assets	MCh$	MCh$
IT Software	1,453	-
Other identifiable intangible assets (*)	20,712	25,873
Intangibles assets, net	22,165	25,873

	As of December 31,
	2014	2013
Classes of Intangible assets	MCh$	MCh$
IT Software	10,035	8,582
Other identifiable intangible assets (*)	51,551	51,551
Intangibles assets, gross	61,586	60,133

	As of December 31,
	2014	2013
Classes of Intangible assets	MCh$	MCh$
IT Software	(8,582)	(8,582)
Other identifiable intangible assets (*)	(30,839)	(25,678)
Accumulated depreciation and impairment of intangible assets	(39,421)	(34,260)
(*) Customer Lists

The reconciliation of carrying amounts of intangible assets as of December 31, 2014 and 2013 is as follows:

As of December 31, 2014:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, Net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2014	-	25,873	25,873
Movements:
Additions	1,453	-	1,453
Amortization expense	-	(5,161)	(5,161)
Total movements	1,453	(5,161)	(3,708)
Ending balance as of December 31, 2013	1,453	20,712	22,165

As of December 31, 2013:	IT Software	Other identifiable intangible assets(*)	Intangibles assets, Net
	MCh$	MCh$	MCh$
Beginning balance as of January 1, 2013	3,916	31,033	34,949
Movements:
Additions	2,284	-	2,284
Amortization expense	(6,200)	(5,160)	(11,360)
Total movements	(3,916)	(5,160)	(9,076)
Ending balance as of December 31, 2013	-	25,873	25,873
(*) Customer Lists

NOTE 17.	GOODWILL

The following tables set forth goodwill by company as of December 31, 2014 and 2013:

Company	Balance as of January 1, 2014	Additions	Impairment	Transfer	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$
AFP Génesis-Ecuador	273	-	-	-	273
Total	273	-	-	-	273

Company	Balance as of January 1, 2013	Additions	Impairment	Transfer	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$
AFP Génesis-Ecuador	273	-	-	-	273
Total	273	-	-	-	273

NOTE 18.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets as of December 31, 2014 and 2013 are as follows:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Deferred interests for leasing	16	24	19	38
Contributions receivables	12	10	19	10
Total Other Assets	28	34	38	48

NOTE 19.	INTEREST-BEARING BORROWINGS

Interest-bearing borrowings as of December 31, 2014 and 2013 are as follows:

	As of December,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Leasing obligations	57	202	59	246
Overdraft Lines Bank Chile	8	-	3	-
Total	65	202	62	246

NOTE 20.	TRADE AND OTHER PAYABLES

The balance of this account as of December 31, 2014 and 2013 is presented as follows:

	As of December,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Minimum Dividend	31,127	-	42,025	-
Minimum dividends not collected	490		591
Withholdings from pensioners (1)	4,151	-	3,860	-
Pensions payable (2)	2,656	-	1,845	-
Accounts Payable to the National Health Fund (3)	634	-	590	-
Trade payables	6,293	-	6,415	-
Collection to be cleared (Note 12 c.1)(*)	368	-	368	-
Other accounts payable	3,344	-	2,532	-
Total Trade and Other Accounts Payable	49,063	-	58,226	-
(*)
This balance included banking credits, interest, adjustment and collection costs for collection process without receiving payrolls, which are maintained in this account item until a clearance process is made.

(1)	Withholdings from pensioners as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Balance at previous year's end	3,803	3,679
Withholding health contributions from pensioners in the period	50,215	47,300
Withdrawals from National Health Fund in the period	(26,578)	(23,896)
Withdrawals from Health Care Institutions in the period	(6,174)	(5,714)
Withdrawals from compensation fund (CCAF) and others in the period	(17,183)	(17,566)
Subtotal	4,083	3,803
Single tax withholdings from pensioners	68	57
Total	4,151	3,860

(2)	Pensions payables as of December 31, 2014 and 2013 are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Uncollected accrued pensions	1,952	1,673
Other	704	172
Total	2,656	1,845

(3)	Accounts Payable to the National Health Fund:

In conformity with the requirements in D.L. N°3,500, the Administrator must collect the independent participants’ health contributions and deduct health contributions from pensions financed by the Pension Fund and transfer these amounts to the Fondo Nacional de Salud (‘National Health Fund”) or the corresponding health insurance institution. Accordingly, balances in this item represent contributions collected that must be transferred to the National Health Fund or the respective health insurance institution. The detail for all periods presented is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
a) Independent Contributors:
Balance at previous year's end	590	548
Collection of health contributions in the year	10,143	8,580
Withdrawals from National Health Fund in the year	(10,099)	(8,538)
Balance at end of year	634	590
b) Pensioners:
Balance at previous year's end	3,803	3,679
Collection of health contributions from pensioners in the year	50,215	47,300
Withdrawals from National Health Fund in the year	(26,578)	(23,896)
Withdrawals from Health Care Institutions (Isapres) in the year	(6,174)	(5,714)
Withdrawals from compensation fund (CCAF) and Others in the period	(17,183)	(17,565)
Subtotal contributions of Pensioners (*)	4,083	3,803
Single tax withholdings from Pensioners	68	57
Total contributions of Pensioners (*)	4,151	3,860
(*) Note: These amounts are part of withholdings from pensioners.

NOTE 21.	PROVISIONS

The detail of provisions as of December 31, 2014 and 2013 is as follows:
	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Provision for employee benefits (1)	6,478	-	4,272	-
Provision for unfavorable casualty rate (2)	5,165	-	3,667	-
Other Provisions (3)	5,782	-	5,471	-
Total Provisions	17,425	-	13,410	-

(1)	For a description of the provision for employee benefits, see Note 4 n.2.
(2)	For a description of the provision for unfavorable casualty rate, see Note 4.n.1
(3)
Other provisions include mainly provisions for advertising and provision for litigations related to pending labor lawsuits with former employees and other pension matters. See Note 30.c for further information. Additionally, the year 2013 included MCh$479 for replenishing a return difference in online transfers of funds made by participants as instructed by the Superintendency of Pensions.

Movements in provisions as of December 31, 2014 and 2013 are as follows:

	Balance as of January 1, 2014	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,272	5,489	(3,284)	-	-	6,478
Provisions for unfavorable casualty rate (Net of financial income)	3,667	2,646	(1,148)	-	-	5,165
Other Provisions	5,471	3,504	(3,191)	-	-	5,782
Total	13,410	11,639	(7,623)	-	-	17,425

	Balance as of January 1, 2013	Additional Provisions	Provisions Used	Unused provisions reversed	Other Increases (Decreases)	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions for employee benefits	4,851	4,830	(5,408)	-	-	4,273
Provisions for unfavorable casualty rate (Net of financial income)	1,727	1,940	-	-	-	3,667
Other Provisions	3,836	5,460	(3,826)	-	-	5,470
Total	10,414	12,230	(9,234)	-	-	13,410

NOTE 22.	OTHER CURRENT AND NON-CURRENT LIABILITIES

Other Liabilities as of December 31, 2014 and 2013, were as follows:

	As of December 31,
	2014		2013
	Current	Non-Current	Current	Non-Current
	MCh$	MCh$	MCh$	MCh$
Legal costs collected	133	-	114	-
Provision for BHC (ex Unión) pension responsibility	-	666	-	635
Guarantees received for rental of own offices	-	118	-	111
Total Other Liabilities	133	784	114	746

NOTE 23.	ISSUED CAPITAL

23.1	Major shareholders

	As of December 31, 2014
Name of 12 major shareholders	Equity Share	Number of shares
MetLife Chile Acquisition Co. S.A.	91.77%	304,038,828
The Bank of New York Mellon ADRs	3.97%	13,142,460
Banchile Corredores de Bolsa S. A.	0.26%	846,372
Santander S.A. Corredora de Bolsa	0.24%	786,419
Larraín Vial Corredores de Bolsa S.A.	0.19%	650,022
Hmg Globetrotter	0.19%	622,920
Gonzalez Munoz Inelda del Carmen	0.18%	591,563
Barrios Castillo Ana Gabriela	0.11%	377,059
Banco de Chile por Cuenta de Terceros	0.08%	270,817
Euroamérica Corredores de Bolsa S.A.	0.06%	218,957
Corpbanca Corredores de Bolsa S.A.	0.06%	201,024
Astudillo Nunez Mario Luis	0.05%	157,000
Other	2.84%	9,413,182
Total	100.00%	331,316,623

23.2	Issued capital

The issued capital as of December 31, 2014 and 2013 is represented by 331,316,623 authorized, subscribed in and no par value common shares equivalent to MCh$104,764.

23.3	Other reserves and accumulated other comprehensive income

The following tables set forth other reserves and accumulated other comprehensive income for the years ended December 31, 2014 and 2013:

	Balance as of January 1, 2014	Movements 2014	Balance as of December 31, 2014
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(439)	242	(197)
AFP Horizonte – Peru	-		-
AFP Génesis - Ecuador	(439)	242	(197)
AFORE Bancomer – Mexico			-
Miscellaneous other reserves (2)	1,402	(87)	1,315
IFRS Adjustment AFC Chile and Previred	(1,104)	(81)	(1,185)
IFRS Adjustment DCV	43	(6)	37
Price-level restatement issued capital	2,463	-	2,463
Total	963	155	1,118

	Balance as of January 1, 2013	Movements 2013	Balance as of December 31, 2013
	MCh$	MCh$	MCh$
Exchange difference on translation (1)	(3,167)	2,728	(439)
AFP Horizonte – Peru	(1,333)	1,333	-
AFP Génesis - Ecuador	(537)	98	(439)
AFORE Bancomer – Mexico	(1,297)	1,297	-
Miscellaneous other reserves (2)	2,625	(1,223)	1,402
IFRS Adjustment AFC Chile and Previred	119	(1,223)	(1,104)
IFRS Adjustment DCV	43	-	43
Price-level restatement issued capital	2,463	-	2,463
Total	(542)	1,505	963

(1)	Exchange difference on translation:

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

Miscellaneous other reserves include the following:

a)
On December 31, 2009, issued capital balance includes price-level restatement adjustments that were not reversed when adopted IFRS in 2009. Provida has elected not to reverse such price-level restatement adjustments based on Circular N°456 issued by the Superintendency of Securities and Insurance which indicates that deflation impacts shall not be applied to issued capital accounts as issued capital at  the transition period to IFRS is established in the Company´s bylaws which have been modified based on the distribution of the revalued equity, held at the annual shareholders’ meeting that approves such amount according to Article 10, section 2 of Chilean Corporations Law 18,046.

b)	Share of miscellaneous other reserves of associates accounted for using equity method.

23.4	Dividends

According to Provida’s by-laws, unless unanimously agreed otherwise by the shareholders of all issued shares, Provida must distribute a cash dividend for an amount equivalent to at least 30% of net profits for the year (Article 79 of Chilean Corporations Law).

At the Ordinary Shareholders' Meeting held on April 30, 2014 the payment of a total dividend was approved for the financial year 2013, equivalent to MCh $ 42,025, which payment was made on  May 23, 2014 to those entered in the register of shareholders at May 16, 2014.

The Ordinary Shareholders' Meeting held on April 30, 2013 approved the payment of an interim dividend of Ch$100 per share, which was paid in October 2012 and a total dividend for the financial year 2012 of Ch$314 per share was approved equivalent to MCh$ 104,034, leaving a final dividend payable of Ch$214 per share, equivalent to MCh$ 70,901 which was paid on May 30, 2013 to those included on the register of shareholders at May 30, 2013.

At the Extraordinary Shareholders’ Meeting held on May 30, 2013, it was agreed to distribute a cash dividend against retained earnings from prior years of Ch$248.51 per share equivalent to MCh$82,335, which was paid on May 30, 2013.

On August 27, 2013, at the Extraordinary Shareholders’ Meeting, the distribution of an eventual dividend of Ch$82.9214 per share charged to retained earnings from previous years, for a total of MCh $ 27,473, was approved.

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

As of December 31 2014 and 2013, the minimum dividend provision for the year was MCh$31,127 and MCh$42,025, respectively.

Retained earnings for the year ended December 31, 2014, 2013 and 2012 were MCh$199,303, MCh$136,280 and MCh$210,453, respectively.

NOTE 24.	SERVICE CONTRACTS

All service contracts with other companies, whose costs charged to income during the year are higher than 2% of the Company’s total administration expenses, are described in the following table:

Service Supplier Name	Business	Service given	Total Value 2014	31.12.2014		Total Value 2013	31.12.2013		Total Value 2012	31.12.2012
				Cost Expensed	Amount owed		Cost Expensed	Amount owed		Cost Expensed	Amount owed
Banchile Corredores de Bolsa S.A.	Securities Brokerage	System use	12	12	2	18	18	2	43	43	3
Bancoestado S.A. Corredores de Bolsa	Securities Brokerage	System use	15	15	3	54	54	7	62	62	5
BBVA Corredores de Bolsa Ltda.	Securities Brokerage	System use	17	17	3	34	34	4	71	71	6
BCI Corredores de Bolsa S.A.	Securities Brokerage	System use	23	23	4	4	4	0	0	0	0
Bice Inversiones Corredores de Bolsa S.A.	Securities Brokerage	System use	7	7	1	7	7	1	11	11	1
BTG Pactual Chile S.A. Corredores de Bolsa	Securities Brokerage	System use	9	9	2	0	0	0	0	0	0
Celfin Capital S.A.	Securities Brokerage	System use	0	0	0	33	33	4	53	53	4
CorpBanca Corredores de Bolsa S.A.	Securities Brokerage	System use	0	0	0	0	0	0	5	5	0
Deutsche Securities Corredores de Bolsa	Securities Brokerage	System use	2	2	0	8	8	1	22	22	2
Euroamérica Corredores de Bolsa S.A.	Securities Brokerage	System use	8	8	1	4	4	1	1	1	0
GBM Corredores de Bolsa Ltda.	Securities Brokerage	System use	4	4	1	6	6	1	6	6	0
I M Trust S.A. Corredores de Bolsa	Securities Brokerage	System use	8	8	2	11	11	1	19	19	2
Larraín Vial S.A. Corredora de Bolsa	Securities Brokerage	System use	0	0	0	51	51	6	52	52	4
Merril Lynch Corredores de Bolsa S.A.	Securities Brokerage	System use	0	0	0	17	17	2	6	6	0
Itau Corredores de Bolsa S.A.	Securities Brokerage	System use	12	12	2	0	0	0	0	0	0
Cruz del sur Corredores de Bolsa S.A.	Securities Brokerage	System use	0	0	0	0	0	0	1	1	0
Valores Security S.A. Corredores de Bolsa	Securities Brokerage	System use	0	0	0	0	0	0	17	17	1
Scotia Sud americano Corredores de Bolsa S.A.	Securities Brokerage	System use	18	18	3	21	21	3	9	9	1
Santander Investment S.A. Corredores de bolsa	Securities Brokerage	System use	12	12	2	50	50	6	38	38	3
Depósito Central de Valores	Custody of Securities	Custody of Securities	721	721	60	814	814	59	729	729	61
Brown Brothers Harriman & Co.	Bank	Custody of Securities	508	508	89	349	349	30	516	516	176
Subtotal Custody of Securities and Brokeage			1,376	1,376	176	1,483	1,483	130	1,661	1,661	270
Bolsa de Comercio de Santiago	Stock Exchange	System use	94	94	8	99	99	4	95	95	0
Subtotal of Stock Exchange			94	94	8	99	99	4	4	4	4
Servicios de administracion Previsional	Collecter	Collection	1,712	1,712	293	1,657	1,657	142	1,619	1,619	151
C.C.A.F los Andes	Welfare	Collection	414	414	119	493	493	88	527	527	44
Subtotal of Collection Services			2,126	2,126	412	2,150	2,150	230	230	230	230
Tata Consultancy y Services BPO Chile S.A.	Digitizing doc.	Miscellaneous Services	508	508	54	523	523	39	773	773	30
Subtotal of Miscellaneous Services			508	508	54	523	523	39	39	39	39
Banco BBVA Chile S.A.	Bank	Pension Payment	118	118	4	216	216	2	223	223	7
Servipag	Collecter	Pension Payment	557	557	41	546	546	42	710	710	40
Banco Estado	Bank	Pension Payment	420	420	39	304	304	29	223	223	26
C.C.A.F los Andes	Welfare	Pension Payment	68	68	31	57	57	15	527	527	44
C.C.A.F.Los Heroes	Welfare	Pension Payment	526	526	89	395	395	33	178	178	33
Subtotal of Pension Payment			1,688	1,688	204	1,518	1,518	121	121	121	121
AMF	Printer	Statement Print	700	700	26	705	705	7	547	547	22
Subtotal of Printing Services			700	700	26	705	705	7	7	7	7
Correos de Chile	Mailing	Statement Mail	658	658	68	561	561	174	484	484	32
Subtotal of Mailings			658	658	68	561	561	174	174	174	174
Total			7,149	7,149	948	7,039	7,039	706	2,237	2,237	846

NOTE 25.	DISAGGREGATION OF REVENUES AND EXPENSES BY FUND TYPE

The following is a breakdown of operating revenues and expenses by fund type for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31, 2014
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	33,173	47,760	60,648	16,393	13,562	171,536
Fees for programmed withdrawals and temporary income	10	12	429	2,300	454	3,205
Gain on mandatory investments	4,781	5,529	15,669	6,108	2,959	35,046

	For the year ended December 31, 2014
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(224)	(317)	(396)	(117)	(94)	(1,148)
Wages and salaries to sales personnel	3,076	4,429	5,614	1,733	1,299	16,151
Fees paid for custody of securities
• Domestic	101	119	290	138	73	721
• Foreign	58	68	261	79	42	508
Fees paid to proxies of investments abroad	15	13	31	12	2	73
Expenses for transactions in stock exchange	21	24	160	29	15	249

	For the year ended December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,478	46,323	56,454	14,397	9,616	159,268
Fees for programmed withdrawals and temporary income	9	12	412	2,134	385	2,952
Gain on mandatory investments	2,564	2,152	6,181	2,892	1,202	14,991

	For the year ended December 31, 2013
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	387	569	746	272	121	2,095
Wages and salaries to sales personnel	2,884	4,113	5,048	1,468	888	14,401
Fees paid for custody of securities
• Domestic	103	118	408	128	56	813
• Foreign	46	53	171	56	24	350
Fees paid to proxies of investments abroad	37	36	54	15	3	145
Expenses for transactions in stock exchange	40	45	264	48	21	418

	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
A. Revenues	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees for depositing mandatory contributions and APV	32,551	45,023	53,006	13,585	6,478	150,643
Fees for programmed withdrawals and temporary income	8	12	424	2,020	308	2,772
Gain on mandatory investments	2,588	2,617	6,405	2,231	674	14,515

	For the year ended December 31, 2012
	Fund	Fund	Fund	Fund	Fund
	Type A	Type B	Type C	Type D	Type E	Total
B. Expenses	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Life and disability insurance premium	(715)	(1,013)	(1,302)	(533)	(155)	(3,718)
Wages and salaries to sales personnel	2,087	2,887	3,889	1,000	435	10,298
Fees paid for custody of securities
• Domestic	110	125	325	124	45	729
• Foreign	69	78	265	77	28	517
Fees paid to proxies of investments abroad	10	12	132	12	4	170
Expenses for transactions in stock exchange	60	68	295	67	24	514

NOTE 26.	MISCELLANEOUS OTHER OPERATING EXPENSES

Miscellaneous other operating expenses for the years ended December 31, 2014, 2013 and 2012 are as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Administrative expenses	22,810	25,376	22,935
Data processing expenses	10,214	4,007	3,902
Other operating expenses (1)	2,964	2,897	3,213
Marketing expenses	6,188	3,466	1,884
Total	42,176	35,746	31,934
(1)	Expenses incurred for the evaluation and qualification of disability status of participants.

NOTE 27.	FINANCE COSTS

The detail of finance costs for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Interest expenses for leasing contracts	19	22	25
Interest expenses for use of bank overdraft line	-	-	5
Total	19	22	30

NOTE 28.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses for the years ended December 31, 2014, 2013 and 2012, is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Fines from State institutions	86	125	126
Litigation	1,471	206	14
Other	284	392	199
Total	1,841	723	339

NOTE 29.	OTHER NON-OPERATING INCOME

Other non-operating income for the years ended December 31, 2014, 2013 and 2012, is detailed as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Gains on sale of investments in associates (AFORE Bancomer and AFP Horizonte) (See Note 18)	0	65,589	-
Rentals	1,663	1,620	1,741
Gains on sales of assets	19	997	1,761
Other	710	388	1,399
Total	2,392	68,594	4,901

NOTE 30.	CONTINGENCIES AND RESTRICTIONS

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

The administrator held an Insurance Contract that expired on December 31, 2009, with BBVA Seguros de Vida S.A.

This contract was terminated and settled on March 31, 2014.

c)	Litigation or other actions in which the company is involved:

As of December 31, 2014 there are pending labor lawsuits against Provida filed by former AFP Provida employees in several courts of law across the country. In the opinion of our legal labor counselors these lawsuits, once finalized, should not have a significant unfavorable impact on the results of AFP Provida.

Likewise, there are outstanding lawsuits before civil courts regarding pension related issues. In the opinion of our legal department these lawsuits, once finalized, should not have a significant unfavorable impact on the results of AFP Provida.

Nevertheless, it is probable that an outflow of resources embodying economic benefits will be required to settle the lawsuits. The Company believes that a sufficiently reliable estimate of the obligation was made and recognized for MCh$1,473 as of December 31, 2014.

NOTE 31.	SEGMENTS

The Company has only one segment.

NOTE 32.	SANCTIONS

a)	From the Superintendency of Pensions:

During the years ended December 31, 2014, 2013 and 2012, AFP Provida received and paid the following sanctions from the Superintendency of Pensions:

As per Resolution N°112 of December 26, 2014, AFP Provida was fined 800 UF for non compliance with the provisions of the second paragraph of transitory article 12 of Law 20.255, in relation to the fourth paragraph of article 65 of Decree Law No. 3.500 of 1980.

As per Resolution N°102 of November 26, 2014,  AFP Provida was censored for non-compliance with the instructions set out in Ordinary Letter No. 13649 of June 13, 2013, in the manner described in the said Official Letter.

As per Resolution N°63 of August 28, 2014, AFP Provida was fined 1,200 UF for irregularities in its management of the collection, in a duly and timely manner, of the reimbursement of tax withholdings of Investments in Bonds issued by the General Treasury of Chile and the Central Bank of Chile.

As per N°44 of July 07, 2014, AFP Provida was fined 200 UF for non-compliance with the provisions of the second paragraph of article 45 bis, of Decree Law No. 3.500 of 1980, in the manner described in the Official Letter, for not attending the Extraordinary Shareholders’ Meeting of Invexans S.A. held on November 21, 2013.

As per N°30 of May 08, 2014, AFP Provida was fined 200 UF for infringing the prevailing regulation regarding reports of fees paid by the Pension Funds for investments in investment instruments.

As per N°14 of February 06, 2014, AFP Provida was censured for non compliance with the instructions set out in Ordinary Letter No.27171 of October 22, 2009.

As per Resolution N°92 of October 17, 2013, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for irregularities in the information submitted to the Social Pension Institute (IPS) that entitle and grant to young workers with pension subsidies.

As per Resolution N°79 of October 8, 2013, the Superintendency of Pensions applied a fine of UF 800 (MCh$19) for irregularities in accrediting certain participants’ contributions electronically paid.

As per Resolution N°47 of July 17, 2013, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for acquiring shares of an investment fund directly from the issuer which did not qualify as fund participant.

As per Resolution N°46 of July 12, 2013, the Superintendency of Pensions sent an admonition for noncompliance with current regulation on overdrafts in bank checking accounts as established in Circular Note N°5,875.

As per Resolution N°44 of July 3, 2013, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for noncompliance with current regulation on currency matters.

As per Resolution N°21 of March 21, 2013, the Superintendency of Pensions applied a fine of UF 1,000 (MCh$23) for noncompliance with certain sections within its Compendium Standards related to granting early retirement pension benefits.

As per Resolution N°14 of January 29, 2013, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for noncompliance with current regulation on shareholders’ meetings attendance.

As per Resolution N°100 of December 27, 2012, the Superintendency of Pensions sent an admonition for noncompliance with current regulation on information of fee payments from pension funds for investments made in investment vehicles.

As per Resolution N°94 of December 19, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for noncompliance with current regulation on currency matters.

As per Resolution N°69 of October 9, 2012, the Superintendency of Pensions sent an admonition for non-compliance with the regulation established in Articles 4 bis, 12, 69 first and second clauses  in relation to Articles 17, second clause, 54, and 59 within  Decree Law 3,500 of 1980, when determining charges and payments of  the life and disability insurance premium.

As per Resolution N°53 of August 21, 2012, the Superintendency of Pensions applied a fine of UF 400 (MCh$9) for irregularities in the treatment of transferring funds from IPS (Social Pension Institute) for payments of APS (Solidarity Pension Contributions).

As per Resolution N°40 of June 6, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for breaking the ruling regulation by purchasing a bond first issued from JP Morgan Chase Bank of ISIN XS624807698 on June 21, 2011, an instrument that at that date was not eligible for pension funds.

As per Resolution N°34 of June 6, 2012, the Superintendency of Pensions sent an admonition to inform to the Social Pension Institute a factor actuarially wrong regarding its participants, which resulted in an alteration in the solidarity pension contribution paid to them.

As per Resolution N°17 of February 9, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for irregularities in the electronic transmission of certificates to SCOMP.

As per Resolution N°15 of February 7, 2012, the Superintendency of Pensions applied a fine of UF 200 (MCh$5) for omitting a forward contract for Fund Type C, and recording a forward contract as the sale of Mexican Pesos against Chilean Pesos, but the contract was a purchase of foreign currency related to national currency.

As per Resolution N°7 of January 30, 2012, the Superintendency of Pensions sent an admonition for failure to attend shareholders’ meetings of Fintesa Securitizadora S.A. held on February 10 and March 11, 2011, not being exempt, as per regulations of Book VI, title IX, Letter A, Chapter I, article IV of the Compendium of Rules issued by the Pension Superintendency.

b)	From other administrative authorities:

For the years endeded December 31, 2014, 2013 and 2012, AFP Provida has received sanctions from other administrative authorities for MCh$48, MCh$52, MCh$0, respectively.

NOTE 33.	EVENTS AFTER THE REPORTING PERIOD

At the date of issue of these financial statements, there have been no events that could materially affect these financial statements.